Form 20-F
period 2002-12-31
ANGLOGOLD LTD
filed 2003-04-07
CIK 1067428

As filed with the Securities and Exchange Commission on April 4, 2003

United States Securities and Exchange Commission

Washington D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

Commission file number: 0-29874

AngloGold Limited

(Exact Name of Registrant as Specified in its Charter)

Republic of South Africa

(Jurisdiction of Incorporation or Organization)

11 Diagonal Street

Johannesburg, 2001

(P.O. Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class                                                                                                                                   Name of Each Exchange on Which Registered

American Depositary Shares                                                                                                                                                 New York Stock Exchange

Ordinary Shares                                                                                                                                                                   New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered pursuant to Section 12 (g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 25 ZAR cents each                                                                                                                                                      222,622,022*

A Redeemable Preference Shares of 50 ZAR cents each                                                                                                                              2,000,000

B Redeemable Preference Shares of 1 ZAR cent each                                                                                                                                     778,896

* Reflects the effects of the 2 for 1 split of the ordinary shares of AngloGold Limited which became effective at close of business on December 24, 2002. Concurrently with the stock split, the ratio of ordinary shares to American Depositary Shares has changed to one ordinary share equalling one American Depositary Share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                                                                                           Yes                               No

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                                                                     Item 17                         Item 18

Table of contents

                                                                                                                                                                                                                               Page

Presentation of information                                                                                                                                                                                   4

Certain forward-looking statements                                                                                                                                                                   5

Glossary of selected mining terms                                                                                                                                                                      6

Part I:

Item 1:        Identity of directors, senior management and advisors                                                                                                              10

Item 2:        Offer statistics and expected timetable                                                                                                                                           10

Item 3:        Key information                                                                                                                                                                                    10

                    3A.        Selected financial                                                                                                                                                                   10

                    3B.        Capitalization and indebtedness                                                                                                                                        14

                    3C.        Reasons for the offer and the use of proceeds                                                                                                               14

                    3D.        Risk factors                                                                                                                                                                             14

Item 4:        Information on the company                                                                                                                                                             24

                    4A.        History and development of the company                                                                                                                         24

                    4B.        Business overview                                                                                                                                                                27

                    4C.        Organizational structure                                                                                                                                                       86

                    4D.        Property, plants and equipment                                                                                                                                          87

Item 5:        Operating and financial review and prospects                                                                                                                              94

                    5A.        Operating results                                                                                                                                                                    94

                    5B.        Liquidity and capital resources                                                                                                                                         118

                    5C.        Research and development, patents and licenses, etc                                                                                              131

                    5D.        Trend information                                                                                                                                                                131

Item 6:        Directors, senior management and employees                                                                                                                        132

                    6A.        Directors and senior management                                                                                                                                 132

                    6B.        Compensation                                                                                                                                                                     138

                    6C.        Board practices                                                                                                                                                                   141

                    6D.        Employees                                                                                                                                                                           144

                    6E.        Share ownership                                                                                                                                                                 146

Item 7:        Major shareholders and related party transactions                                                                                                                   151

                    7A.        Major shareholders                                                                                                                                                             152

                    7B.        Related party transactions                                                                                                                                                 153

                    7C.        Interests of experts and counsel                                                                                                                                      153

Item 8:        Financial information                                                                                                                                                                       154

                    8A.        Consolidated financial statements and other financial information                                                                         154

                                  Legal proceedings                                                                                                                                                             154

                                  Dividend policy                                                                                                                                                                    154

                    8B.        Significant changes                                                                                                                                                            154

Item 9:        The offer and listing                                                                                                                                                                         156

                    9A.        Offer and listing details                                                                                                                                                      156

                    9B.        Plan of distribution                                                                                                                                                              156

                    9C.        Markets                                                                                                                                                                                 157

                    9D.        Selling shareholders                                                                                                                                                         157

                    9E.        Dilution                                                                                                                                                                                  157

                    9F.        Expenses of the issue                                                                                                                                                        157

Item 10:        Additional information                                                                                                                                                                   158

                    10A.        Share capital                                                                                                                                                                      158

                    10B.        Memorandum and articles of association                                                                                                                   158

                    10C.        Material contracts                                                                                                                                                             161

                    10D.        Exchange controls                                                                                                                                                           161

                    10E.        Taxation                                                                                                                                                                              163

                    10F.        Dividends and paying agents                                                                                                                                         166

                    10G.       Statement by experts                                                                                                                                                        166

                    10H.        Documents on display                                                                                                                                                    166

                    10I.          Subsidiary information                                                                                                                                                    166

Item 11:        Quantitative and qualitative disclosures about market risk                                                                                                  167

Item 12:        Description of securities other than equity securities                                                                                                            173

Part II:

Item 13:        Defaults, dividend arrearages and delinquencies                                                                                                                 173

Item 14:        Material modifications to the rights of security holders and use of proceeds                                                                   173

Item 15:        Controls and procedures                                                                                                                                                             173

Item 16:        Reserved                                                                                                                                                                                         173

Part III:

Item 17:        Financial statements                                                                                                                                                                    173

Item 18:        Financial statements                                                                                                                                                                    174

Item 19:        Exhibits                                                                                                                                                                                            232

Presentation of information

AngloGold Limited

In this annual report on Form 20-F, references to AngloGold, the company and the group, are references to AngloGold Limited or, as appropriate, subsidiaries and associate companies.

Financial information

        Sub-division of ordinary shares

With effect from close of business on December 24, 2002, AngloGold's ordinary shares were sub-divided on a 2 for 1 basis. All references to ordinary shares, and all related calculations have been restated to take cognizance of this sub-division. In addition, concurrently with the split of ordinary shares, the ratio of ordinary shares to American Depositary Shares has changed to one ordinary share equalling one American Depositary Share.

        US GAAP financial statements

The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31, 2002, 2001 and 2000 and as at December 31, 2002 and 2001 have been prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP). AngloGold, formerly Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), was incorporated in South Africa in 1944. The consolidated company - as it is today - was only formed in June 1998. Historically, Vaal Reefs' consolidated financial statements were prepared in accordance with Generally Accepted Accounting Practice in South Africa (SA GAAP). Commencing in 1998 AngloGold prepared consolidated financial statements in accordance with US GAAP.

        IAS financial statements

As a company incorporated in the Republic of South Africa, AngloGold also prepares audited consolidated full-year financial statements and unaudited consolidated quarterly financial statements in accordance with International Accounting Standards (IAS) and South African Statements of Generally Accepted Accounting Practice (SA GAAP). These financial statements (referred to as IAS statements) are distributed to shareholders and are submitted to the JSE Securities Exchange South Africa (JSE), as well as the London, New York and Australian stock exchanges and Paris and Brussels bourses and are submitted to the US Securities and Exchange Commission (SEC) on Form 6-K.

        Currency

AngloGold presents its consolidated financial statements in United States dollars. In 2001, the group changed its presentation currency from South African rands to United States dollars since the majority of its sales revenues are realized in US dollars.

The consolidated financial statements for the year ended December 31, 2000 and the selected financial information for previous years under "Item 3A.: Selected financial data" have been translated from South African rands into United States dollars in accordance with the provisions of Statements of Financial Accounting Standards No. 52 "Foreign Currency Translation" (SFAS52) as issued by the Financial Accounting Standards Board of the United States (FASB).

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars or $ are to the lawful currency of the United States and references to AUD dollars and A$ are to the lawful currency of Australia.

See "Item 3A.: Selected financial data - Exchange rate information" for historical information regarding the noon buying rate in the City of New York for cable transfers in rands as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2003, the noon buying rate was R7.9000 = $1.00.

        Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold presents the financial items "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" which have been determined using industry standards promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See "Glossary of selected mining terms - Total cash costs (total cash costs per ounce)" and - "Total production costs (total production costs per ounce)" and "Item 5A: Operating results - Total cash costs and total production costs".

Shares and shareholders

In this annual report, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

Certain forward-looking statements

This annual report includes "forward-looking information" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices and production; growth prospects and outlook of AngloGold's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold's exploration and production projects; and AngloGold's liquidity and capital resources and expenditure. These forward-looking statements are not based on historical facts, but rather reflect AngloGold's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described in Item 3D. beginning on page 14 could affect AngloGold's future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause AngloGold's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this annual report. The forward-looking statements included in this annual report are made only as of the date of this annual report. AngloGold undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to AngloGold or any person acting on its behalf are qualified by the cautionary statements in this section.

Glossary of selected mining terms

The following explanations are not intended as technical definitions but should assist the reader in understanding terminology used in this annual report. Unless expressly stated otherwise, all explanations are applicable to both underground and surface mining operations.

Acid treatment:                                            Acid treatment is the process of soaking activated carbon granules in a dilute hydrochloric acid solution to dissolve calcium carbonate and other impurities that have become absorbed in the carbon and that thereby reduce the ability to adsorb gold.

Below collar:                                               The distance below the surface elevation of a shaft.

BIF:                                                               Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.

By-products:                                               Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.

Calc-silicate rock:                                     A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.

Carbon columns:                                      Any vertical cylindrical vessels used to contain granules of activated carbon for processes such as the extraction of gold from solution, elution or acid treatment.

Carbon-in-leach (CIL):                             Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed onto carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP):                               Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed onto the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.

Channel width:                                          The total thickness of all reef bands, including internal waste mined as one unit.

Comminution:                                            Comminution is the breaking up of ore to make gold available for treatment.

Contained gold:                                         The total gold content of the orebody (tons multiplied by grade), irrespective of economic potential and without deduction for mining and processing losses prior to recovery.

Depletion:                                                    The decrease in quantity of ore in a deposit or property resulting from extraction or production.

Development:                                             The process of accessing an orebody through tunnelling in underground mining operations.

Diorite:                                                         An igneous rock formed by the solidification of molten material.

Electro-winning:                                         A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.

Elution:                                                        Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.

Grade:                                                         The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

Greenschist:                                               A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

In situ deposit:                                           Reserves still in the ground.

Intrusive event:                                           The intrusion of an igneous body into older rocks.

Leaching:                                                    Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption onto activated carbon.

Metallurgical plant:                                     A processing plant erected to treat ore and extract gold.

Mine call factor:                                          The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling.

Mineral deposit:                                         A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal. This material or deposit does not qualify as a reserve until a comprehensive evaluation, based on costs, grade, recoveries and other factors, demonstrates economic feasibility.
                                                                      Consequently, although the potential exists, there is no assurance that this mineral deposit will ever become an ore reserve.

Ounce:                                                         Used in imperial statistics. A troy ounce is equal to 31.1035 grams.

Pay limit:                                                     The grade (that is cut-off grade) at which the value of the ore is equal to the total cash cost of recovering the precious metal content. This grade is based on the total cash cost of recovering the gold content, divided by the present price per unit, multiplied by the percentage of dilution and metallurgical processing losses.

Precipitate:                                                 The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.

Probable (Indicated) reserves:               Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Productivity:                                                 An expression of labor productivity based either on the ratio of grams of gold produced to the total number of employees or area mined (in square meters) to the total number of employees in underground mining operations.

Proven (Measured) reserves:                 Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well-defined that size, shape, depth and mineral content of reserves are well established.

Pyrite flotation:                                           This is the addition of a suite of chemicals to a mixture of ground ore and solution in such a way that a froth rich in pyrite, which also contains gold, floats to the surface for collection.

Reclamation:                                              Reclaiming, monitoring or pumping of slimes using high-pressure water cannons from the dumps to the metallurgical plants for processing.

Recovered grade:                                     The function of processing plant feed grade multiplied by metallurgical recovery.

Reef:                                                            A gold-bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold.

Refining:                                                     The final purification process of a metal or mineral.

Rehabilitation:                                           The process of restoring mined land to allow an appropriate post-mining use.
                                                                      Rehabilitation standards are determined amongst others by the South African Department of Minerals and Energy, the US Bureau of Land Management, the US Environmental
                                                                      Protection Agency, and the Australian Minerals Industry Code for Environmental
                                                                      Management, and address ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Reserves (Ore reserves):                        That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Rod and tube mills:                                  These are types of circular grinding mills used to break the ore down into fine particles in preparation for dissolving out the gold by means of cyanide.

Secondary gold recovery:                         Any scavenging process for gold following initial primary gold recovery.

Seismic event:                                            A sudden inelastic deformation within a given volume of rock that radiates detectable seismic waves (energy), which results from mining activities.

Shaft:                                                            A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Skarn:                                                           A rock of complex mineralogical composition, formed by contact metamorphism and metasomatism of carbonate rocks.

Sliping:                                                         The widening of an existing excavation, either by mechanical or explosive means so as to increase its overall dimensions.

Smelting:                                                     A pyro-metallurgical operation in which gold is further separated from impurities.

Stope:                                                          Underground excavation where the orebody is extracted.

Stoping:                                                      The process of excavating ore.

Stoping width:                                            The sum of the channel width and external waste widths.

Stripping ratio:                                           The ratio of waste tons to ore tons mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Syngenetic:                                                 Formed contemporaneously with the deposition of the sediment.

Tailings:                                                       Finely ground rock of low residual value from which valuable minerals have been extracted.

Tailings dam (slimes dam):                    Dams or dumps created from tailings.

Thermal regeneration:                             The process of heating activated carbon granules typically to 750 degrees Celsius to restore the properties of carbon for the next gold extraction cycle.

Thrusting event:                                         A period of structural compression in geological time with the generation of low-angle thrust faults.

Tonne:                                                         Used in metric statistics. Equal to 1,000 kilograms.

Ton:                                                              Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.

Tonnage:                                                     Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure resources and reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Total cash costs (total cash costs         Total cash costs include site costs for all mining, processing, administration, royalties

per ounce):                                                 and production taxes, as well as contributions from by-products but are exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce amounts do not represent, and should not be considered substitutes for or measures of costs and expenses reported by AngloGold in accordance with US GAAP.

Total production costs (total                    A measure of the average cost of producing an ounce of gold, calculated by dividing

production costs per ounce):                  the total production costs in a period by the total gold production over the same period.
                                                                      Total production costs represent total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce amounts do not represent, and should not be considered substitutes for or measures of costs and expenses reported by AngloGold in accordance with US GAAP.

Tribute agreement:                                   A legal agreement between two parties in which one party makes a portion of its mining rights available to the other party for exploitation, in consideration for a share in the revenue and costs derived from such mining rights.

Vibroseis survey (3D survey):                 Geophysical technique used to generate seismic waves of controlled frequencies. These waves reflect from rock interfaces and are analyzed to produce three-dimensional images of the sub-surface geological structure with a resolution of around 25 meters. This process facilitates accurate long-term mine planning.

Waste:                                                         Material that contains insufficient mineralization for consideration for future treatment and, as such, is discarded.

Yield:                                                            The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Zinc precipitation:                                      Zinc precipitation is the chemical reaction using zinc dust that converts gold solution to a solid form for smelting into unrefined gold bars.

PART I

Item 1: Identity of directors, senior management and advisors

Not applicable.

Item 2: Offer statistics and expected timetable

Not applicable.

Item 3: Key information

3A.        Selected financial data

The selected financial information set forth below for the years ended December 31, 2000, 2001 and 2002 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under item 18 of this annual report. The selected financial information for the years ended December 31, 1998 and 1999 and as at December 31, 1998, 1999 and 2000 has been derived from the US GAAP financial statements not included in this annual report.

The acquisition during 1998 of the participating companies (for definition, see "Item 4A.: History and development of the company") and the interests in the share interests companies (for definition, see "Item 4A.: History and development of the company") have been accounted for as a purchase business combination under US GAAP. Accordingly, the US GAAP financial statements reflect the participating companies and the share interests companies from June 29, 1998, the effective date of the acquisition for accounting purposes.

In addition, the Minorco, Acacia, Morila, Geita and the Cerro Vanguardia acquisitions have each been accounted for as a purchase business combination under US GAAP, and the US GAAP financial statements only reflect the acquired entities and assets from the effective date of their acquisition. Accordingly, the operations and financial condition of the companies and assets acquired from Minorco are included in the US GAAP financial statements from April 1, 1999, and the financial condition of the companies and assets acquired from Acacia are reflected in the US GAAP balance sheet as at December 31, 1999 and their operations and financial condition are included in the US GAAP financial statements from 2000. The operations and financial condition of the interests in the companies and assets acquired in Geita are only reflected in the US GAAP balance sheet as at December 31, 2000 and are included for the whole year in the US GAAP financial statements for the year ended and as at December 31, 2001. The operations and financial condition of the interests in the companies and assets acquired in Morila are included in the US GAAP financial statements from October 18, 2000. In addition, the operations and financial condition of AngloGold's interests in the Deelkraal and Elandsrand mines that were sold during 2001 are reflected in the US GAAP financial statements only through January 31, 2001, the effective date of the sale. The operations and financial condition of AngloGold's interests in the Free State mines that were sold effective January 1, 2002 are reflected in the US GAAP financial statements only through December 31, 2001. The operations and financial condition of the additional 46.25 percent interest acquired in Cerro Vanguardia are included in the US GAAP financial statements from July 1, 2002. The operations and financial condition of AngloGold's interests in its wholly-owned subsidiary, Stone and Allied Industries, that were sold effective October 1, 2002 are reflected in the US GAAP financial statements only through September 30, 2002. Therefore such financial statements are not necessarily indicative of AngloGold's financial condition or results of operations for any future periods. For a discussion of the acquisitions mentioned above, see "Item 4A.: History and development of the company" and "Item 4B.: Business Overview - Products, operations and geographic locations".

	Year ended December 31,
	1998 (1) (2)	1999 (1) (3)	2000 (1) (5)	2001 (7)	2002 (8) (9) (10)
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated statement of income
Sales and other income	1,559	2,233	2,264	2,066	1,799
Product sales (11)	1,499	2,121	2,208	2,041	1,761
Interest, dividends and other	60	112	56	25	38
Costs and expenses	1,366	2,099	2,508	2,059	1,369
Operating costs (12)	1,195	1,574	1,604	1,391	1,029
Royalties	45	-	9	16	25
Depreciation, depletion and amortization	191	288	439	371	333
Impairment of assets	-	-	387	173	-
Goodwill amortized	4	11	18	27	-
Interest paid	37	69	72	72	44
Loss on sale of mining assets	-	-	-	4	-
Loss on sale of assets	-	-	-	-	11
(Gain)/loss on derivatives	(106)	157	(21)	5	(73)
Income/(loss) before equity income and income tax	193	134	(244)	7	430
Equity income in affiliates	14	7	4	1	4
Income/(loss) before income tax provision	207	141	(240)	8	434
Deferred income and mining tax (expensed)/ benefit	(23)	74	(9)	(163)	(62)
Income/(loss) before minority interest	184	215	(249)	(155)	372
Minority interest	-	(2)	(13)	(8)	(16)
Preferred stock dividends	(8)	-	-	-	-
Income/(loss) before cumulative effect of accounting change	176	213	(262)	(163)	356
Cumulative effect of accounting change	-	-	-	(10)	-
Net income/(loss) applicable to common stockholders	176	213	(262)	(173)	356

Other financial data
Income/(loss) from continuing operations	176	213	(262)	(163)	356
Income/(loss) per common share from continuing operations	1.50	1.08	(1.22)	(0.76)	1.60
Basic earnings/(loss) per common share (in $) (13) (14)
Before cumulative effect of accounting change	1.50	1.08	(1.22)	(0.76)	1.60
Cumulative effect of accounting change	-	-	-	(0.05)	-
Net income/(loss) - applicable to common stockholders	1.50	1.08	(1.22)	(0.81)	1.60
Diluted earnings/(loss) per common share (in $) (13) (14)
Before cumulative effect of accounting change	1.49	1.08	(1.22)	(0.76)	1.60
Cumulative effect of accounting change	-	-	-	(0.05)	-
Net income/(loss) - applicable to common stockholders	1.49	1.08	(1.22)	(0.81)	1.60
Dividends per common share (cents) (14)	152	143	135	84	113

	Year ended December 31,
	1998 (1) (2)	1999 (1) (3)	2000 (1) (5)	2001 (7)	2002 (8) (9) (10)
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated balance sheet data (as at period end)		(4)	(6)
Cash and cash equivalents	254	493	195	191	413
Other current assets	387	402	411	409	625
Property, plant and equipment, and acquired properties net	4,019	4,831	3,851	2,599	2,917
Goodwill	49	213	383	333	345
Inventories	-	27	31	47	79
Other long-term assets, and derivatives	330	83	82	171	166

Total assets	5,039	6,049	4,953	3,750	4,545

Current liabilities	418	642	845	1,210	799
Provision for environmental rehabilitation	98	196	134	94	108
Deferred income and mining tax	1,149	1,025	802	440	561
Other long-term liabilities, and derivatives	259	826	838	624	1,217
Minority interest	-	25	27	28	40
Stockholders' equity	3,115	3,335	2,307	1,354	1,820

Total liabilities and stockholders' equity	5,039	6,049	4,953	3,750	4,545

Capital stock (exclusive of long-term debt and redeemable preferred stock)	8	9	9	9	9
Number of common shares as adjusted to reflect changes in capital stock	195,706,398	213,229,356	214,024,174	215,268,116	222,622,022
Net assets	3,115	3,360	2,334	1,382	1,860

(1)        Translated into US dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52, "Foreign Currency
            Translation" (SFAS52).

(2)        Includes the results of operations and financial condition of the participating companies and share interests companies from June 29,
            1998, the effective date of the consolidation for accounting purposes. See "Item 4A.: History and development of the company".

(3)        Includes the results of operations and financial condition of the assets acquired from Minorco with effect from April 1, 1999, the effective date of the Minorco acquisition. See "Item 4A.: History and development of the company".

(4)        Includes the financial position of Acacia as of December 31, 1999. See "Item 4A.: History and development of the company".

(5)        Includes the results of operations and financial condition of Morila as of October 18, 2000. See "Item 4A.: History and development of the company".

(6)        Includes the financial position of Geita as of December 31, 2000. See "Item 4A.: History and development of the company".

(7)        Excludes the results of operations and financial condition of the Deelkraal and Elandsrand mines sold with effect from February 1, 2001.
            See "Item 4A.: History and development of the company".

(8)        Excludes the results of operations and financial condition of the Free State mines sold with effect from January 1, 2002. See "Item 4A.:
            History and development of the company".

(9)        Includes the results of operations and financial condition of an additional 46.25 percent interest acquired in the Cerro Vanguardia mine located in Argentina from July 1, 2002. See "Item 4A.: History and development of the company".

(10)     Excludes the results of operations and financial condition of Stone and Allied Industries sold with effect from October 1, 2002. See
            "Item 4A.: History and development of the company".

(11)     Product sales represents revenue from the sale of gold.

(12)     Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.

(13)     The calculations of basic and diluted earnings/(loss) per common share are described in note 7 to the consolidated financial statements "earnings/(loss) per common share".

(14)     Per share information gives effect to AngloGold's two-for-one stock split and the issuance of a total of 278,196 ordinary shares under
            AngloGold's odd-lot offer. For further information on the stock split and the odd-lot offer, see note 29 to the consolidated financial statements "stock split".

Annual dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. AngloGold's board of directors declared an interim dividend of 675 South African cents per ordinary share in respect of 2002 on July 30, 2002 with a record date of August 23, 2002 and a payment date of August 30, 2002 and a final dividend of 675 South African cents per ordinary share on January 30, 2003, with a record date of February 21, 2003 and a payment date of February 28, 2003. See "Item 10E.: Taxation - Taxation of dividends".

	Interim	Final	Total	Interim	Final	Total
Year ended December 31,	(US cents per ordinary share (1))			(South African cents per ordinary share)
1998	61.50	63.85	125.35	375	400	775
1999	74.07	83.43	157.50	450	550	1,000
2000	51.06	39.88	90.94	375	325	700
2001	38.21	49.06	87.27	350	550	900
2002	63.81	82.12	145.93	675	675	1,350

(1)        US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

Future dividends will be dependent on AngloGold's cash flow, earnings, financial condition and other factors. AngloGold does not currently intend substantially changing its past practice of paying out dividends from funds available after providing for long-term growth. Under South African law, AngloGold may only declare and pay dividends out of its results calculated in accordance with SA GAAP. As at December 31, 2002 AngloGold's retained earnings as calculated under SA GAAP amounted to $449 million. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Under the terms of AngloGold's new articles of association adopted on December 5, 2002, dividends may be declared in US dollars or South African rands at the discretion of the board of directors. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands and United Kingdom pounds. Dividends paid to registered holders of AngloGold ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. For details on exchange controls applicable to holders of ordinary shares or ADSs, see "Item 10D.: Exchange controls".

Exchange rate information

The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On March 31, 2003, the noon buying rate between rands and US dollars was R7.9000 = $1.00.

Year ended December 31	High	Low	Year end	Average (1)
1998	6.64	4.89	5.90	5.59
1999	6.27	5.68	6.16	6.13
2000	7.84	6.06	7.57	6.98
2001	13.60	7.50	12.00	8.76
2002	12.47	8.59	8.59	10.34

(1)        The average of the noon buying rates on the last business day of each month during the year.

Month	High	Low
October 2002	10.53	10.00
November 2002	9.98	9.25
December 2002	9.27	8.59
January 2003	9.05	8.44
February 2003	8.57	8.02
March 2003	8.26	7.90

AngloGold historically has declared all dividends and distributions in South African rand, and, as a result, exchange rate movements may have affected the US dollar value of these dividends as well as any other distributions paid by the depositary to investors that hold AngloGold ADSs. Exchange rate movements may have also affected the market value of AngloGold ADSs, which may have reduced their value to investors.

Under the terms of AngloGold's new memorandum and articles of association, dividends and distributions may be declared in US dollars or South African rand at the discretion of the board of directors of AngloGold. If and to the extent AngloGold subsequently declares dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. If and to the extent that dividends and distributions are declared in South African rand, exchange rate movements will continue to affect their US dollar value to investors.

Moreover, fluctuations in the exchange rates of the US dollar and the pound sterling will affect the US dollar equivalents of the pound sterling price of the ordinary shares on the London Stock Exchange (LSE) and, as a result, are likely to affect the market price of the ADSs in the United States.

3B.        Capitalization and indebtedness

Not applicable.

3C.        Reasons for the offer and use of proceeds

Not applicable.

3D.        Risk factors

You should carefully consider the following risk factors, which have been separated into three groups:

•        risks related to the gold mining industry generally;

•        risks related to AngloGold's operations; and

•        risks related to AngloGold shares and AngloGold ADSs.

Risks related to the gold mining industry generally

•       The profitability of AngloGold's operations, and the cash flows generated by those operations, are significantly affected by changes in the market price for gold

The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold's control, including:

•       speculative positions taken by investors or traders in gold;

•       changes in the demand for gold for industrial uses, for use in jewellery and investment;

•       changes in the supply of gold from production, disinvestment, scrap and hedging;

•       financial market expectations regarding the rate of inflation;

•       the strength of the US dollar (the currency in which the gold price trades internationally) and of other currencies;

•       changes in interest rates;

•       actual or expected gold sales by central banks;

•       gold sales by gold producers in forward transactions;

•       global or regional political or economic events; and

•       costs of gold production in major gold-producing nations, such as South Africa, USA and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the unique size of above-ground stocks of the metal - these do not affect the price in the same manner as the supply of and demand for other commodities affect the market prices of those other commodities.

The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in US dollars, for gold per ounce, on the London Bullion Market:

Year	High	Low	Average
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	314	273	287
1999	340	252	278
2000	317	262	279
2001	298	253	271
2002	347	278	310

Source of Data: Metals Week and Reuters

On March 31, 2003, the afternoon fixing price of gold on the London Bullion Market was $334.85 per ounce.

If revenue from gold sales falls below the cost of production for an extended period of time, AngloGold may experience losses and may be forced to curtail or suspend some or all of its capital projects and/or operations and change its past practice of paying dividends. In addition, AngloGold would have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate reserves. The weighted average total cash costs of AngloGold's world-wide production per ounce of gold produced was $161 in 2002, $178 in 2001, and $213 in 2000. Total cash costs of production is a non-GAAP measure. For further information on this and other non-GAAP measures, see "Item 5A.: Operating results - Total cash costs and total production costs".

•       The use of hedging instruments to protect against low gold prices and exchange rate movements may prevent AngloGold from realizing all potential income gains resulting from subsequent gold price increases in the future

AngloGold uses hedging instruments to fix the selling price of a portion of its anticipated gold production and to protect its revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will only do so for a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold from realizing the positive impact on income of any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements. For a discussion of AngloGold's hedging instruments, see "Item 11.: Quantitative and qualitative disclosures about market risk".

•       AngloGold faces many risks related to its operations that may affect its cash flows and overall profitability

Uncertainty and cost of mineral exploration and acquisitions. Exploration activities are speculative, involve substantial expenditures and are often unproductive. Substantial expenditures are required to:

•       establish ore reserves through drilling and metallurgical and other testing techniques;

•       determine metal content and metallurgical recovery processes to extract metal from the ore; and

•       construct, renovate or expand mining and process facilities.

Once gold mineralization is discovered it can take several years to determine whether gold reserves exist and until the actual production of gold is possible. During this time the economic feasibility of production may change.

AngloGold considers from time to time the acquisition of reserves, development properties and operating mines. AngloGold's decisions to acquire these properties are based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns, and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these may differ significantly from AngloGold's estimates and assumptions. In addition, there is intense competition for attractive properties.

As a result of these uncertainties, AngloGold's exploration programs and acquisitions may not result in the expansion or replacement of current production with new reserves or operations. This could adversely affect AngloGold's ongoing business and financial position.

Development risks. AngloGold's profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its estimates and involve unexpected problems and delays.

AngloGold's decision to develop a mineral property is typically based, in the case of an extension or in the case of a new development, on the results of a feasibility study.

Feasibility studies derive estimates of expected or anticipated project economic returns. These estimates are based on assumptions about:

•       future gold and other metal prices;

•       anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•       anticipated recovery rates of gold and other metals from the ore;

•       anticipated capital expenditure and cash operating costs; and

•       the return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by AngloGold's studies and estimates. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine or any new mine. These uncertainties include:

•       the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•       the availability and cost of skilled labor, power, water and transportation facilities;

•       the availability and cost of appropriate smelting and refining arrangements;

•       the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and

•       the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development could be increased by the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Accordingly, AngloGold's future development activities may not result in the expansion or replacement of current production with new production or one or more of these new productions may be less profitable than currently anticipated or may not be profitable at all.

Ore reserves estimate risks. The ore reserves presented in this annual report are the best estimates of AngloGold's management in accordance with Industry Guide 7 of the SEC. It should be noted that in Australia and South Africa, AngloGold is legally required to publicly report ore reserves and mineral resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code) and the South African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC Code). The SEC's Industry Guide 7 does not recognize mineral resources. Accordingly, AngloGold does not report estimates of mineral resources in this annual report on Form 20-F.

AngloGold undertakes annual revisions to its ore reserve estimates based upon actual exploration and production results, depletion, new information and fluctuations in production and economic parameters. These factors may result in reductions in ore reserves and adversely affect AngloGold's profitability and its financial position.

Mining industry risks. Gold mining is subject to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:

•       environmental hazards;

•       industrial accidents;

•       underground fires;

•       labor disputes;

•       unexpected geological formations;

•       unanticipated ground and water conditions;

•       fall of ground accidents;

•       legal and regulatory restrictions; and

•       seismic activity.

The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, monetary losses, delays in production and potential legal liabilities. As a result, AngloGold's operations could be affected and, if such effect were material, its financial position could be adversely impacted to a significant extent.

Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold uses sophisticated seismic and rock mechanic technology. AngloGold has had some success with these technologies in identifying the possible location of future seismic activity and aiding in the development of mine layouts and support layouts and methods. Despite these programs and their success to date, seismic activities may cause substantial damage to AngloGold's South African operations, which could have an adverse impact on the results of AngloGold's operations and consequently, its financial condition.

•       AngloGold's operations are subject to extensive health and safety laws and regulations

Gold mining operations, like AngloGold's, are subject to a variety of mine health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees.

In complying with the mine health and safety laws and regulations to which AngloGold's operations are subject, AngloGold has dedicated resources to ensure the application of international best practice in the management of safety and health, including medical surveillance systems. These systems have resulted in significant improvements in the safety performance of AngloGold.

If these laws and regulations were to change and, if as a result, material additional expenditure was required to comply with the laws and regulations, it could adversely affect AngloGold's financial position. For example, if the merger and alignment of benefits under two statutory occupational health compensation schemes in South Africa, as proposed by the South African government were to proceed, AngloGold's annual liability for occupational lung disease claims may increase from current levels of around R12 million ($1.5 million). For a discussion of the mine health and safety laws and regulations to which AngloGold's operations are subject, see "Item 4B.: Business overview - Safety and health".

•       AngloGold is subject to extensive environmental regulations

Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of compliance by AngloGold with environmental regulations has been significant in the past.

Pursuant to environmental regulations, gold mining companies are also obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. Estimates of the total of ultimate closure and rehabilitation costs for gold mining operations are material and are subject to revision. AngloGold expenses rehabilitation costs as incurred and provides for the anticipated costs of compliance on a unit of production basis over the operating life of the mine. Other environmental liabilities are accrued when they are known, probable and can be reasonably estimated.

If AngloGold's environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions made by AngloGold to estimate liabilities, or if unanticipated conditions were to arise in its operations, AngloGold's expenses and provision may increase to reflect these changes. If material, this could adversely affect AngloGold's results of operations and financial position.  For a discussion of the environmental laws and regulations to which AngloGold's operations are subject and the estimated cost of AngloGold's future environmental rehabilitaion obligations, see "Item 4D.; Property, plant and equipment -- Sustainable development environmental and social investment" and "Note 16 Provision for environmental rehabilitation" of the consolidated financial statements of AngloGold.

Risks related to AngloGold's operations

In addition to the risks related to the gold mining industry generally, AngloGold's operations are also subject to the following risks specific to AngloGold:

•       Foreign exchange fluctuations could have a material impact on AngloGold's operating results and financial position

In recent years, the devaluation against the US dollar of mainly the South African rand, and, to a lesser extent, the Brazilian real, the Argentinean peso and the Australian dollar has had a significant positive effect on the profitability of AngloGold's operations. In 2002, AngloGold derived approximately 73 percent of its revenues from these countries, mainly South Africa, and approximately 76 percent of production costs in these local currencies, mainly in South African rand. In addition, the production costs in South African rand, Brazilian real, Argentinean peso and Australian dollar are only modestly offset by the effect of devaluations on the price of imports denominated in US dollars as imported products comprise a small proportion of production costs in each of these countries. AngloGold's product, gold, is a US dollar-priced commodity, and the majority of AngloGold's revenues are realized in US dollars. The strengthening of the US dollar against these local currencies yields significantly higher revenues and lower production costs in US dollar terms. Any reversal in this trend, if material, may have an adverse impact on AngloGold's operating results. Due to the strengthening of the South African rand against the US dollar, production costs at the South African operations increased during the second half of 2002 compared to the first half. For a discussion of trends expected for 2003, see "Item 5D.: Trend information".

To a lesser extent, mainly as a result of its hedging instruments, AngloGold's revenues are denominated in South African rands and Australian dollars, which partially offsets the effect of the US dollar's strength or weakness on AngloGold's profitability. For a discussion of AngloGold's gold price and foreign exchange risk management activities, see "Item 11.: Quantitative and qualitative disclosures about market risk".

In addition, due to its global operations and local foreign exchange regulations, AngloGold holds funds in local currencies, such as the rand and Australian dollar. The US dollar value of these currencies may be affected by exchange rate fluctuations. If material and adverse, exchange rate movements may affect the overall financial position of AngloGold. For a discussion of AngloGold's cash and cash equivalents held in various local currencies, see "Item 5B.: Liquidity and capital resources - Liquidity".

•       Inflation may have a negative impact on the results of operations

Most of AngloGold's operations are located in countries that have historically experienced high rates of inflation. AngloGold's operations have not been materially adversely affected by inflation in recent years. However, because AngloGold is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher inflation in the future in the countries in which it operates with a consequent increase in operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the US dollar or an increase in the US dollar price of gold, could have a material adverse effect upon AngloGold's results of operations and financial condition.

While no specific operations are currently at risk, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued at mines with higher cost operations. See "Item 4B.: Business overview - Products, operations and geographic locations".

•       Changes to mineral rights ownership regimes in countries where AngloGold's mineral deposits are located could have a material impact on AngloGold's financial position

AngloGold's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of AngloGold's mineral reserves and deposits are located in South Africa.

In October 2002 the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002 which was passed by Parliament in June 2002. It will come into operation on a date to be proclaimed by the President, which is expected to be during or shortly after June 2003. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State. AngloGold owns substantially all the mineral rights for which it holds mining authorizations.

The new Act vests custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights.

Where AngloGold holds mineral rights and mining authorizations and is conducting mining operations on the date on which the new Act comes into effect, it will be able within five years from the date of effectiveness of the new Act to submit the old rights and authorization for conversion to a new mining right. AngloGold will need to submit a mining work program and thereby to substantiate the area and period of the new right, and also to comply with the requirements of the undermentioned Charter. A similar procedure applies where AngloGold holds prospecting rights and a prospecting permit and is conducting prospecting operations, but AngloGold must apply for conversion to a new prospecting right within two years from the date of effectiveness of the new Act for which purpose a prospecting work program must be submitted. Where AngloGold holds unused rights however, AngloGold will have one year to apply for new prospecting rights or mining rights, the requirements in regard to which are more stringent than for conversion, involving, for example, non-concentration of resources, fair competition, no exclusionary effects, and proof of financial and technical ability.

If AngloGold does not acquire new rights under the new Act, AngloGold would be entitled to claim compensation from the State if it can prove that thereby its property has been expropriated. Whether mineral rights constitute property and whether the new Act does bring about an expropriation are both aspects which are the subject of legal debate which is likely to be settled ultimately by litigation. The factors in determining compensation include not only fair market value but also history of acquisition and use and aspects of redress and reform which could have the effect of reducing the compensation.

AngloGold cannot give assurance that it will be successful in its application for conversion of old rights to new rights under the new Act, but the company is optimistic in this regard. In addition, it is uncertain if and to what extent AngloGold would receive compensation from the State to the extent it would not acquire new rights.

Even where new rights are obtained under the new Act, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant do not substantiate the need to retain the area covered by the old right. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, a maximum of 30 years with renewals of up to 30 years each and in the case of prospecting rights, up to five years with one renewal of up to three years. The new Act provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will be transferable subject to the approval of the Minister of Mines (Minister). Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.

The new rights can be suspended or cancelled by the Minister on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work program.

The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Money Bill, 2003, which was released in March 2003 for comment, and which proposes a quarterly payment of royalty of 3 percent of gross revenue in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right.

The new Act calls for a Charter to be developed by the Minister within five years of commencement of the new Act, but the content of which has largely been agreed with mining industry representatives (including AngloGold), and with representatives of other stakeholders. The Charter's stated objectives include;

•       expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation,

•       expansion of the skills base of such persons,

•       the promotion of employment and advancement of the social and economic welfare of mining communities, and

•       promotion of beneficiation.

The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent such ownership within ten years. It contemplates that this will be achieved inter alia by disposals of assets by mining companies to historically disadvantaged persons on a willing seller - willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003.

AngloGold fully supports the notion that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. AngloGold has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter's spirit. AngloGold believes that it is well placed to meet the Charter's targets in accordance with the scorecard.

AngloGold has completed a number of asset sales to companies owned by historically disadvantaged persons in the past four years, which meet the requirements of the Charter and the scorecard. According to AngloGold's estimates based on 2002 operating data, these transactions transfer 24.1 percent of AngloGold's attributable units of production in South Africa to historically disadvantaged persons. However, AngloGold would expect the State to conduct its own assessment of these transfers when AngloGold submits its conversions. In addition, AngloGold is continuing to evaluate alternative ways in which to achieve objectives of the Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts.

AngloGold has made significant progress towards meeting the requirements of the Charter and the scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. AngloGold will also reflect these results when it lodges its conversions or applications for acquisition of new rights to replace its existing rights. AngloGold's performance under the criteria set by the Charter and the scorecard will be assessed by the State upon the occurrence of such lodgments or applications. Details of the State's methodology for calculating performance in regard to beneficiation has however not yet been made public.

Any significant adjustment to AngloGold's property ownership structure could have a material adverse effect on AngloGold's financial condition or the value of AngloGold's ordinary shares, and failure to comply with the requirements of the Charter and the scorecard could subject AngloGold to negative consequences, the scope of which has not yet been fully determined.

AngloGold may also incur expenses to give additional effect to the Charter and the scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons as part of the industry-wide commitment to assist such persons in securing R100 billion of financing during the first five years of the Charter's life. There is furthermore no guarantee that any steps AngloGold might take to comply with the Charter would ensure that it could successfully acquire new mining rights in place of its existing rights. In addition, the terms of such new rights may not be as favourable to AngloGold as are those of its existing rights. Having said this, AngloGold believes, based on present indications, that it should be able successfully to acquire new rights on reasonable terms.

The new Act also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the new Act, has undertaken a review of the environmental costs and liabilities associated with its South African operations in the light of the new, as well as the existing, environmental requirements. While this examination could result in an increase in AngloGold's compliance costs and accruals for environmental remediation, it is not certain at this stage whether these costs or liabilities will have a material adverse effect on AngloGold's financial condition or results of operations.

For discussion of the mineral right ownership of AngloGold, see Note 27 to the consolidated financial statements "Mineral and Petroleum Resources Development Act, 2002" and "Item 4B.: Business Overview - Rights to mine and title to properties".

•       Labor disruptions could have an adverse effect on operating results and financial condition

Approximately 88 percent (2001: 92 percent) of AngloGold's workforce is located in South Africa. AngloGold's employees in South Africa and some South American countries are highly unionized. In the past, trade unions have had a significant impact on the collective bargaining process, as well as on social and political reforms, most notably in South Africa. It is uncertain whether labor disruptions will be used to advocate labor, political or social causes in the future. Should any labor disruptions occur, if material, they could have an adverse effect on AngloGold's results of operations and financial condition. For a discussion of AngloGold's employees and labor relations, see "Item 6D.: Employees".

•       AngloGold faces certain risks in dealing with HIV/AIDS which may have an adverse effect on its operations

AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) remain the major health care challenges faced by the South African operations. Approximately 88 percent (2001: 92 percent) of AngloGold's total workforce is located in South Africa. A significant portion, approximately 30 percent, of this workforce is believed to be infected with the HIV virus. AngloGold is continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. On November 14, 2002, AngloGold announced that it had begun implementing a monitored antiretroviral therapy program for volunteer employees in South Africa who are infected with HIV. Initially, the program involves administering a first line triple therapy regimen supplied by GlaxoSmithKline, otherwise known as a drug cocktail, to 200 eligible employees. As from April 2003, AngloGold intends to roll out the treatment to all eligible employees desiring it.

At this stage, it appears that the drug cocktail itself will cost approximately R840, or approximately $80, per participating employee per month. It is not yet possible to develop an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. Before inclusion of this antiretroviral therapy, AngloGold estimated the cost of managing the impact of HIV/AIDS to be in the order of $4 to $6 per ounce mined, and the cost of failing to manage HIV/AIDS to be approximately $9 per ounce mined.

AngloGold does not expect the cost that it will incur related to the treatment and prevention of HIV infection and AIDS to materially and adversely affect its operations and profitability. Nevertheless, it is not possible to determine with certainty the costs that AngloGold may incur in the future in addressing this issue and consequently, AngloGold's operations and profitability could be adversely affected. For a full discussion see "Item 4B.: Business overview - Safety and health - South Africa region".

•       Occurrence of events for which AngloGold is not insured may affect its cash flows and overall profitability

AngloGold maintains insurance to protect against certain risks related to its operations. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold may elect not to have insurance for certain risks, due to the high premiums associated with insuring those risks or for various other reasons, e.g. the risks are too remote. As a result, there can be no assurance that AngloGold will maintain insurance sufficient to cover all identified risks or that it will be able to obtain insurance coverage at acceptable premiums. The occurrence of events for which AngloGold is not insured may adversely affect its cash flows and overall profitability.

•       A majority of AngloGold's ore reserves and mineral deposits and mining operations are located in countries that face political and economic risks

AngloGold's mineral deposits and mining operations are currently located mainly in African and to a lesser extent in South American countries. These countries, to a greater or lesser extent, have experienced political instability and economic uncertainty in the past. In some of these countries, government policy may be unpredictable, and the institutions of government and market economy may be unstable and may be subject to rapid and unpredictable change.

Any existing and new mining operations and projects carried out by AngloGold are and will be subject to various national and local laws, policies and regulations governing the prospecting, developing and mining of mineral reserves, taxation, exchange controls, investment approvals, employee relations and other matters. If in one or more of these countries AngloGold could not obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal regimes or the governing political authorities would change materially, this could have an adverse impact on AngloGold's financial position.

Risks related to AngloGold shares and AngloGold ADSs

•       Sales of large amounts of AngloGold ordinary shares or AngloGold ADSs or the perception that these sales may occur could adversely affect the prevailing share price of AngloGold ordinary shares or AngloGold ADSs

The market price of the AngloGold ordinary shares or AngloGold ADSs could fall if large amounts of AngloGold ordinary shares or AngloGold ADSs are sold in the public market, or there is a perception in the marketplace that such sales could occur. Holders of AngloGold ordinary shares or AngloGold ADSs may decide to sell AngloGold ordinary shares or AngloGold ADSs at any time. Sales, if substantial, or the perception that these sales may occur and may be substantial, could exert downward pressure on the prevailing market prices for AngloGold ordinary shares and AngloGold ADSs, causing the market prices to decline.

•       Fluctuations in the exchange rate between the US dollar and South African rand may reduce the US dollar market value of AngloGold ADSs, as well as the US dollar market value of any dividends or distributions paid by AngloGold

AngloGold historically has declared all dividends and distributions in South African rand, and as a result, exchange rate movements may have affected the US dollar value of these dividends as well as of any other distributions paid by the depositary to investors that hold AngloGold ADSs, which may have reduced their value to investors. At the general meeting of AngloGold's shareholders held on December 5, 2002, a majority of AngloGold's shareholders passed a special resolution to adopt a new memorandum and articles of association, which, inter alia, allows for dividends and distributions to be declared in US dollars or South African rand at the discretion of the board of directors of AngloGold. If and to the extent AngloGold subsequently declares dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. If and to the extent dividends and distributions are declared in South African rand, exchange rate movements may have also affected the market value of AngloGold ADSs, which may have reduced their value to investors.

Item 4: Information on the company

AngloGold, formerly Vaal Reefs Exploration and Mining Company Limited, was incorporated in South Africa in 1944.

4A.        History and development of the company

AngloGold produces approximately six million ounces of gold each year. The company, headquartered in Johannesburg, South Africa, has a global presence with 20 operations comprising open-pit and underground mines and surface reclamation plants in eight countries (Argentina, Australia, Brazil, Mali, Namibia, South Africa, Tanzania and the United States of America), supported by extensive yet focused exploration activities in 10 countries.

AngloGold is listed on the following securities exchanges: Johannesburg (ANG), New York (AU) and Australia (AGG), as well as the London Stock Exchange (79LK), Euronext Paris (VA FP) and Euronext Brussels (ANG BB).

AngloGold Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited. Its principal executive office is located at 11 Diagonal Street, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637-6000). AngloGold's US office is located at 509 Madison Avenue, Suite 1914, New York, NY 10022, USA (Tel. +1 212 750 5626) and the company's authorized representative in the USA is: Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, USA (Tel. +1 302 738 6680).

AngloGold, as it conducts business today, was formed in June 1998 through the consolidation of the gold interests of Anglo American Corporation of South Africa Limited (AAC) and its associated companies into a single, focused, independent, global gold company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorized share capital, effective March 30, 1998. AngloGold then acquired, in share-for-share exchanges in terms of South African schemes of arrangement and following shareholder approval, all of the issued share capital of the following participating companies:

•       East Rand Gold and Uranium Company Limited (Ergo);

•       Eastvaal Gold Holdings Limited (Eastvaal);

•       Southvaal Holdings Limited (Southvaal);

•       Free State Consolidated Gold Mines Limited (Freegold);

•       Elandsrand Gold Mining Company Limited (Elandsrand);

•       H.J. Joel Gold Mining Company Limited (HJ Joel); and

•       Western Deep Levels Limited (Western Deep Levels)

(collectively the "participating companies"). A total of 51,038,968 ordinary shares were issued to AAC and 66,010,118 ordinary shares to other shareholders in exchange for their shares in these companies.

In addition, AngloGold acquired in private transactions with AAC and minority shareholders certain share interests in gold mining companies, including:

•       approximately 17 percent of Driefontein Consolidated Limited (Driefontein);

•       100 percent of Anmercosa Mining (West Africa) Limited (Anmin West Africa);

•       approximately 89 percent of Western Ultra Deep Levels Limited (Western Ultra Deep);

•       approximately 52 percent of Eastern Gold Holdings Limited (Eastern Gold);

•       100 percent of Erongo Mining and Exploration Company Limited (Erongo); and

•       other sundry share interests

(collectively the "share interests companies"). A total of 25,734,446 ordinary shares were issued to AAC and 957,920 ordinary shares to minority shareholders in exchange for their shares in these companies.

AngloGold also acquired certain gold exploration and mining rights from AAC and other companies in exchange for which 1,623,080 ordinary shares were issued to AAC and 4,210,412 ordinary shares to other companies.

Prior to the consolidation, Vaal Reefs was a client company of AAC under a service agreement and HJ Joel was a client company of Johannesburg Consolidated Investments Limited (JCI) under another service agreement. Under these agreements, AAC and JCI provided certain technical, administrative, secretarial and purchasing services. In connection with the above transaction, AngloGold acquired from AAC and JCI all the rights under these service agreements relating to the participating companies listed above. AngloGold now provides these services. The rights under the service agreements were acquired from AAC in exchange for 6,834,872 ordinary shares of AngloGold, and the rights under the service agreement from JCI were acquired for cash of R62.5 million.

The consolidation was approved by the required majorities of the shareholders of AngloGold and the participating companies and became effective on June 29, 1998 for accounting purposes. The participating companies and the 50 percent or more owned share interests companies became subsidiaries, and the less than 50 percent owned share interests companies became associate companies.

In December 1998, AngloGold agreed to purchase Minorco's gold interests located primarily in North and South America. This transaction became effective March 31, 1999. See "Item 4B.: Business overview - Products, operations and geographic locations - North American operations" and " - South American operations".

With effect from December 31, 1999 AngloGold acquired Acacia Resources in Australia, including all or part of new mining operations and exploration activities. See "Item 4B.: Business overview - Products, operations and geographic locations - Australian operations".

With effect from July 3, 2000, AngloGold acquired a 40 percent interest in the Morila mine located in Mali from Randgold Resources. See "Item 4B.: Business overview - Products, operations and geographic locations - East and West African operations - Morila".

With effect from December 15, 2000, AngloGold acquired a 50 percent interest in the Geita mine located in northern Tanzania from Ashanti Goldfields Limited. See "Item 4B.: Business overview - Products, operations and geographic locations - East and West African operations - Geita".

In 2000, in support of its market development initiatives, AngloGold acquired a 25 percent interest in OroAfrica, South Africa's largest manufacturer of gold jewellery and a 33 percent holding in GoldAvenue, an e-commerce business in gold, created jointly with JP Morgan and Produits Artistiques de Metaux Precieux (PAMP).

In December 2000, agreement was reached with Harmony Gold Mining Company Limited, whereby Harmony agreed to purchase AngloGold's Elandsrand and Deelkraal mines with effect from February 1, 2001 for an amount of $109 million. All conditions precedent relative to the sale were fulfilled on April 9, 2001 on which date the agreement of sale became unconditional. See note 24 to the consolidated financial statements "Sales of shafts".

In terms of an agreement signed with African Rainbow Minerals (Proprietary) Limited (formerly African Rainbow Minerals & Exploration (Proprietary) Limited) ("ARM") in January 1998, the No. 2 Shaft Vaal River Operations was tributed to ARM on the basis that 40 percent of all revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold. With effect from July 1, 2001, AngloGold announced that it had disposed of its interests in No. 2 Shaft Vaal River Operations to ARM for the sum of $1 million. See note 24 to the consolidated financial statements "Sales of shafts".

On September 5, 2001, AngloGold announced that it was to make a takeover offer for Normandy Mining Limited (Normandy), Australia's largest listed gold mining company. The offer was to be settled in AngloGold shares in the ratio of 4.30 AngloGold shares for every 100 Normandy shares. The final offer to Normandy shareholders comprised 4.30 AngloGold shares plus a cash consideration of A$30 for every 100 Normandy shares. At the close of the offer on January 18, 2002, AngloGold had received acceptances totaling 159,703,481 Normandy shares (7.16 percent of the Normandy issued share capital). Arising out of the offer, a total of 6,869,602 AngloGold ordinary shares were issued. This excludes 143,630 AngloGold ordinary shares issued under the top-up facility to Normandy shareholders. The Normandy shares acquired were sold on the market on January 21, 2002 realizing a total of $158 million. See note 2 to the consolidated financial statements "Acquisitions and disposals of businesses".

On April 11, 2002 AngloGold announced that the final condition precedent for the sale of its Free State assets to African Rainbow Minerals Gold Limited (formerly African Rainbow Minerals (Proprietary) Limited) and Harmony Gold Mining Company Limited, through a jointly-owned company ("Free Gold"), had been fulfilled for a net consideration of $229 million including tax payable by AngloGold and net of contractual obligations pursuant to the sale. The sale was effective from January 1, 2002. See note 24 to the consolidated financial statements "Sales of shafts".

During July 2002 AngloGold acquired an additional 46.25 percent of the equity, as well as the total loan assignment, of Cerro Vanguardia SA, a company conducting gold mining operations in Argentina, from Prez Companc International SA, for a net consideration of $97 million, thereby increasing its interest in Cerro Vanguardia to 92.5 percent. For a full discussion see note 2 to the consolidated financial statements "Acquisitions and disposals of businesses".

AngloGold disposed of its wholly-owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, a stone crushing company, to a joint venture of that company's existing management and a group of black entrepreneurs, with effect from October 1, 2002, for a consideration of R5 million, comprising R1.4 million in respect of the equity interest and R3.6 million, a loan claim. In respect of the equity interest, R450,000 in cash and the outstanding balance of R950,000 together with the loan of R3.6 million is payable in five equal annual installments, together with interest, commencing October 1, 2003. The agreement of sale provides for a 10 percent interest in Stone and Allied Industries (O.F.S.) Limited to be held by Masakhisane Investment Limited, a wholly-owned subsidiary established by AngloGold in terms of its Small and Medium Enterprises Development Initiative, which company will render technical and administrative assistance to the purchasers until the total amount of the consideration has been settled. See note 2 to the consolidated financial statements "Acquisitions and disposals of businesses".

On February 27, 2003, AngloGold announced that it had entered into a purchase and sale agreement with Queenstake Resources USA Inc (Queenstake) for its interest in the Jerritt Canyon Joint Venture. This follows an unsolicited offer by Queenstake to the Jerritt Canyon joint venture partners. AngloGold currently owns 70 percent of the joint venture and is the operator and managing partner of the Jerritt Canyon mine. In terms of the agreement, Queenstake will pay the Jerritt Canyon Joint Venture $8 million on closing, with $6 million in deferred payments, with additional royalty payments. Queenstake will accept full closure and reclamation and other liabilities. The transaction is expected to close during April 2003. See note 30 to the consolidated financial statements "Subsequent events".

On March 13, 2003, AngloGold announced that its wholly-owned subsidiary, AngloGold Australia Limited signed a new joint venture agreement with Striker Resources NL and De Beers Australia Exploration Limited, covering a large ground holding in the east Kimberley region of Western Australia. AngloGold, as manager of the joint venture, has agreed to spend an initial $356,940 on gold exploration and has the right to earn 51 percent in all the tenements subject to the agreement, via a series of joint venture agreements, for total combined expenditure of $4.61 million. The agreement comprises the right to earn 51 percent in the Oombulgurri Gold Project by spending $3 million, and two options to earn 51 percent by spending a combined $1.64 million on tenements in which Striker holds joint interest with AKD Limited in one case, and with Ellendale Resources NL in another. The area of influence covered by the agreements totals more than 17,000 square kilometers and both Striker and De Beers will provide AngloGold with access to their databases for the region, including drill and sample material. See note 30 to the consolidated financial statements "Subsequent events".

For a detailed discussion of the principal capital expenditures of the company, see "Item 5B.: Liquidity and capital resources - Investing activities".

4B.        Business overview

Gold market

The gold market is relatively liquid compared with many other commodity markets, with the price of gold generally quoted in US dollars. Physical demand for gold is primarily for fabrication purposes, and gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewellery (which accounts for almost 80 percent of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as for other commodities.

Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation and currency devaluation, gold is often seen as a refuge, leading to increased purchases of gold and a support for the price of gold.

Interest rates affect the price of gold on several levels. High real interest rates increase the cost of holding gold and discourage physical buying in developed economies. High US dollar interest rates would also make hedging or forward selling of gold attractive because of the higher contango premiums available in the forward prices. Increased forward selling in turn has an impact on the spot price at the time of such sales. At a secondary level, changes to interest rates are viewed by market participants as indicators of other economic changes (including expectations of inflation), and have been used historically by market participants to motivate decisions to buy or sell gold.

Changes in exchange rates against the US dollar affect levels of demand for gold in non-US economies. In South East Asia, for example, during the mid-1990s strong local currencies encouraged robust gold demand due to low real gold prices in local currencies. In contrast, when South East Asian currencies fell sharply against the US dollar in 1997, the local currency values of gold increased proportionally, and wholesale selling of metal ensued in the region. Recoveries in Asian currencies since 1999 have seen a resumption in earlier levels of gold demand in the region as local prices of gold declined with stronger local currencies. In the investment market, a strong dollar during the 1990's had a negative effect on investment demand for gold in developed economies. The weakness in the US currency since 2001 has seen that influence reversed, and dollar weakness has been seen as a signal to buy gold.

Whilst political and economic crises can affect the gold price both positively or negatively, neither effect is inevitable. As a recent illustration of this uncertain effect, in 1998, despite negative sentiments caused by the Russian financial crisis, and ensuing corrections in the capital markets world-wide, the price of gold remained stable. By contrast, in 2002 political events have helped to drive the gold price higher, particularly in respect of the current war in Iraq.

Mining process

The mining process can be divided into four main phases:

•       finding the orebody;

•       creating access to the orebody;

•       removing the ore by mining or breaking the orebody; and

•       transporting the broken material from the mining face to the plants for treatment.

This basic process applies to both underground and surface operations.

Orebody discovery

Identification of orebodies is the output of the geological search for new reserves. The search is extended once access to the orebody has been obtained to enable clearer identification of the portions to be mined.

Access to the orebody

In underground mines, shafts are sunk to gain access to the orebody. Once the shaft has been sunk and equipped, horizontal development at various intervals extends access to the location of the reef to be mined. On-reef development then provides specific mining access.

In open-pit mining, access is gained through overburden stripping, which removes the covering layers of topsoil or rock.

Ore removal

Ore removal from the host rock begins with drilling and blasting of the accessible ore. The blasted faces are then cleaned and the ore is made available to the ore transport system.

In open-pit mines, gold-bearing material may require drilling and blasting and is usually loaded by excavators to make it available to the ore transport system.

Ore transport

Underground train systems collect broken ore and remove it to a series of ore passes to convey it to the bottom of the shaft from where it is hoisted to the surface. Conveyor belts or surface railway systems are used to transport the ore to treatment plants. The accompanying waste rock is then placed on waste rock dumps.

Open-pit mines usually transport ore to treatment facilities in large-capacity haultrucks.

Services

Mining activities require extensive services, both on the surface and underground, including:

•       mining engineering services;

•       mine planning;

•       ventilation;

•       provision of consumable resources;

•       engineering services;

•       financial, administration and human resource services; and

•       environmental/permitting services.

Processing

Extracting gold from ore is a critical component of the overall economic success of the mining process. Extensive research and development has resulted in: a special elution process; linear screening to remove tramp materials; and the pump cell (for pumping pulp between stages in the carbon-in-pulp section). Processes are also constantly re-engineered in order to improve productivity and security. Consequently, modern plants are characterized by a high degree of automation and a relatively low headcount.

A typical gold plant circuit consists of the following:

•       Delivery from the shafts and mining operations

Delivery from the shafts and mining operations is either direct, by means of conveyor systems, or by road or rail via both public and private networks. Systems operated by AngloGold conform to operating standards utilized in the mining industry.

•       Comminution

Comminution is the breaking up of ore to make gold available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits. Modern technology is based on large mills fed directly with run-of-mine material.

•       Treatment

Gold in the milled ore is dissolved by leaching in agitated tanks using cyanide with oxygen enhancement. This more cost-effective carbon-in-pulp (CIP) process has largely superceded the use of rotary drum filtration. For refractory gold ores, as often found in North and South America, the ore treatment is more complex and among other processes requires whole-ore roasting (as practiced at Jerritt Canyon) or flotation and subsequent concentrate roasting (as at Morro Velho's Cuiab circuit) where gold is extracted by leaching with cyanide.

•       Recovery

Filtrate produced in rotary filter plants is contacted with zinc powder to produce a gold precipitate. With the CIP process, the gold adsorbed on carbon is eluted to produce a concentrated gold-bearing solution from which the gold can be recovered either by zinc precipitation or by electro-winning. The precipitate is then smelted to produce gold bullion, or dor bars, which are transported to a refinery for refining to a good delivery status. Good delivery status refers to a bar that is accepted to contain the quantity and purity of gold as stamped on the bar, without further weighing or assaying.

•       Secondary processes

In order to increase recovery of gold from various tailings arising from extraction processes, secondary gold recovery processes are used. These include pyrite flotation and sulphuric acid production, followed by gold recovery.

•       Uranium plants

The only uranium plant still operating in South Africa is at the Vaal River operations. The plant employs the NIMCIX ion exchange process, followed by solvent extraction. The NIMCIX ion exchange process is the adsorption of uranium in solution onto resin beds, which are then eluted to introduce the uranium into a concentrated purified form in solution. Uranium plants are completely separate from the plants built to recover secondary gold from tailings.

•       Sulphuric acid plants

In addition to gold and uranium production, a number of other processes have been or are being used to enhance gold recoveries. One of these processes is pyrite flotation, where the resultant pyrite concentrate is used to feed a sulphuric acid plant roaster, as at Ergo, Vaal River and Morro Velho. By employing this process, AngloGold benefits from acid sales as well as recovering gold from the roaster calcine.

Summary of metallurgical operations

South African operations

	West Wits		Vaal River				Ergo
	Mponeng	Savuka
	(previously	(previously
	No. 1 plant)	No. 3 plant)	No. 1 plant	No. 2 plant	No. 8 plant	No. 9 plant

Gold plants

Capacity (000 tonnes/month)	180	280	180	240	240	420	4,420

Technology	ROM mills	crushers,	ROM mills	cyanide,	crushers,	ROM mills	retreatment
	(3),	tube mills,	(2),	CIP,	tube mills,	(6),	cyanide,
	cyanide,	ball mills,	ball mills,	elution,	ball mills,	cyanide,	CIL,
	CIP,	cyanide,	cyanide,	electro-	cyanide,	CIP,	zinc-
	elution,	CIP	CIP,	winning	CIP,	electro-	precipitation
	electro-		elution,		electro-	winning
	winning		electro-		winning
winning

Uranium plants
Capacity (000 tonnes/month)						250
Pyrite flotation plants
Capacity (000 tonnes/month)				250	145	250	800
Sulphuric acid plants
Production (tonnes/month)				7,500		6,300	15,000

Summary of metallurgical operations

East and West African operations

	Geita	Morila	Yatela	Sadiola	Navachab

Gold plants

Capacity (000 tonnes/month)	333	250	210	335	110

Technology	crushing,	crushing,	mineral sizing,	mineral sizing,	crushing,
	SAG milling,	SAG milling,	agglomeration,	SAG mills (2),	SAG milling,
	ball mill,	ball mill,	heap leaching,	ball mill,	cyanide leach,
	gravity concentration	gravity concentration	carbon adsorption	cyanide leach,	CIP,
	cyanide leach,	cyanide leach,		CIP,	elution,
	CIP,	CIP,		elution,	electro-winning
	elution,	elution,		electro-winning
	electro-winning	electro-winning

For detailed discussion on Geita, Morila and Yatela acquisitions, see "Item 4B: business overview - Products, operations and geographic locations".

Summary of metallurgical operations

	North American operations		South American operations

	Colorado (1)	Jerritt Canyon (2)	Cerro Vanguardia	Morro Velho Cuiaba	Morro Velho Raposos	Serra Grande

Gold plants

Capacity (000 tonnes/month)		113	75	63	30	62
- crushed ore production	1,512
- total ore production	1,535
- solution processed	2,235

Technology	crushers,	crushers,	crushers,	crushers,	crushers,	crushers,
	valley heap leach,	dry ball mill,	ball mill in cyanide,	ball mill,	ball mill,	ball mill,
	gold adsorption by	roasting,	CCD	gravity concentration,	gravity concentration,	gravity concentration,
	carbon in solution,	cyanide,	leach,	flotation,	cyanide,	cyanide,
	elution,	CIP,	CIL,	acid plant,	CIP,	rotary filters,
	electro-winning	elution,	elution,	calcine leach,	zinc precipitation,	zinc precipitation
		electro-winning	zinc precipitation,	rotary filters,	electro-winning
			cyanide recovery	CIP,
				elution,
				zinc precipitation,
				electro-winning

Pyrite flotation plants
Capacity (000 tonnes/month)				63
Sulphuric acid plants
Production (tonnes/month)				10,800

(1) At the Colorado plant capacity increased from 1999 as a third carbon column (gold recovery from solution) was commissioned.

(2) A sale of AngloGold's full interest in the Jerritt Canyon Joint Venture has been agreed . Closing of the sale is expected by no later than March 31, 2003.

Summary of metallurgical operations

Australian operations
	Sunrise Dam	Boddington (1)		Union Reefs	Tanami (2)

		Basement	Leach plant

Gold plants
		Closed	Closed
Capacity (000 tonnes/month)	283	45	683	233	125

Technology	crushers,	crushers,	crushers,	crushers,	crushers,
	ball mills,	mills,	mills,	mills,	mills,
	gravity concentrate,	gravity concentrate,	CIL,	gravity concentrate,	gravity concentrate ,
	CIL,	flotation,	elution,	CIL,	CIL ,
	elution,	CIL,	electro-winning	elution,	elution ,
	electro-winning	elution,		electro-winning	electro-winning
electro-winning

(1)        The Boddington plant is on care and maintenance, pending commencement of the expansion project;

(2)        The Tanami process plant is leased to Newmont North Flinders.

Products, operations and geographic locations

AngloGold's main product is gold. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold sells its products on world markets.

The operations and geographical areas in which AngloGold currently operates are shown in Diagram 1.

Jerritt Canyon
U.S.A.
Cripple Creek
& Victor
Yatela
Mali
Sadiola
Morila
Serra
Grande
Brazil
Morro Velho
Argentina
Cerro Vanguardia
Geita
Tanzania
Navachab
Namibia
SA Operations
South Africa
Union Reefs
Australia
Boddington
(closed)
Sunrise Dam

Diagram 1: AngloGold operations

South African operations

AngloGold's South Africa region comprises seven underground operations located in two geographic areas on the Witwatersrand Basin:

•       the West Wits area, near Carletonville, straddling the North West and Gauteng provinces (comprising Mponeng, Savuka and
        TauTona); and

•       the Vaal River area, near Orkney, in the North West Province and Free State Province (comprising Great Noligwa, Kopanang,
        Tau Lekoa and Moab Khotsong, and

a surface metallurgical reclamation operation, Ergo, located near Johannesburg in Gauteng Province.

AngloGold sold its operation in the Free State with the effective date of January 1, 2002. These operations comprised the Bambanani, Joel, Tshepong and Mathjabeng mines and related surface operations. For a full discussion of the sale, see "Item 4A.: "History and development of the company" and Note 24 to the consolidated financial statements "Sales of shafts".

Geology: The Witwatersrand Basin comprises a six-kilometer thick sequence of interbedded argillaceous and arenaceous sediments that extends laterally for some 300 kilometers north-east south-west and 100 kilometers north-west south-east on the Kaapvaal Craton. The upper portion of the basin, which contains the orebodies, crops out at its northern extent near Johannesburg. Further west, south and east the Witwatersrand Basin is overlain by up to four kilometers of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be in the order of 2.7 to 2.8 billion years old.

In the Witwatersrand Basin, gold occurs in laterally extensive quartz pebble conglomerate horizons termed reefs that are generally less than two meters thick and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. There is still much debate about the origin of the gold mineralization in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates but there has been a swing to an epigenetic origin theory. However, the most fundamental control to the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

•       West Wits operations

General description: The West Wits operations comprise Mponeng, Savuka and TauTona mines. Savuka and TauTona share a processing plant, whereas Mponeng has its own individual processing plant. These operations comprise crushers, mills, CIP and zinc precipitation and smelting facilities.

Geology: Two reef horizons are exploited at the West Wits operations, the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west from 400 to 900 meters due to the VCR unconformity. TauTona and Savuka mine both reefs whereas Mponeng only mines the VCR. The structure is relatively simple; faults of greater than 70 meters are rare. The CLR consists of one or more conglomerate units and varies from several centimeters to more than three meters in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin.

Operating and production data for West Wits operations

	Mponeng	Elandsrand (1)	TauTona	Savuka	Deelkraal (1)
2000
Pay limit (oz/t)	0.29	0.26	0.48	0.38	0.34
Pay limit (g/t)	9.80	9.07	16.60	13.16	11.64
Recovered grade (oz/t)	0.235	0.186	0.330	0.245	0.209
Recovered grade (g/t)	8.05	6.37	11.30	8.39	7.17
Gold production (000 oz)	402	355	599	272	175
Total cash costs ($/oz) (2)	238	281	172	247	294
Total production costs ($/oz) (2)	279	327	219	335	423
Capital expenditure ($ million)	28.9	18.9	5.9	1.0	1.6
Employees (3)	4,924	5,690	5,864	4,067	3,491
Outside contractors (3)	565	320	342	112	105
2001
Pay limit (oz/t)	0.26	0.31	0.51	0.35	0.51
Pay limit (g/t)	8.80	10.6	17.40	11.92	17.5
Recovered grade (oz/t)	0.225	0.179	0.348	0.232	0.220
Recovered grade (g/t)	7.71	6.13	11.94	7.97	7.55
Gold production (000 oz)	366	20	622	240	13
Total cash costs ($/oz) (2)	223	362	154	248	331
Total production costs ($/oz) (2)	281	362	180	354	385
Capital expenditure ($ million)	29.4	1.5	7.2	0.4	-
Employees (3)	5,260	-	5,047	3,645	-
Outside contractors (3)	486	-	285	337	-
2002		-			-
Pay limit (oz/t)	0.24	-	0.47	0.38	-
Pay limit (g/t)	7.54	-	14.54	11.90	-
Recovered grade (oz/t)	0.252	-	0.340	0.206	-
Recovered grade (g/t)	8.63	-	11.66	7.07	-
Gold production (000 oz)	466	-	643	236	-
Total cash costs ($/oz) (2)	178	-	132	245	-
Total production costs ($/oz) (2)	240	-	154	301	-
Capital expenditure ($ million)	31.7	-	10.9	5.7	-
Employees (3)	5,237	-	5,397	4,396	-
Outside contractors (3)	456	-	318	514	-

(1)         Elandsrand and Deelkraal operations were sold effective February 1, 2001 to Harmony Gold Mining Company Limited.

(2)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item
             5A.: Operating results - Total cash costs and total production costs".

(3)        Average for the year.

Operating review

Volumes mined increased at Mponeng by 21 percent and recovered grade rose to 8.63 g/t during 2002. Although newly equipped raise lines at Mponeng had an impact on costs, the flexibility afforded by these had a favorable impact on production from mid-year. As a result, gold production increased by 27 percent to 466,000 ounces from 366,00 ounces in 2001, while total cash costs decreased by 20 percent to $178 per ounce compared with $223 per ounce in 2001. In rand terms, total cash costs decreased by 3 percent during the same period.

At TauTona, production rose by 3 percent to 643,000 ounces from 622,000 in 2001. Total cash costs decreased to $132 per ounce, a 14 percent reduction from the 2001 total cash cost of $154 per ounce. In rand terms, total cash costs increased by 5 percent during the same period.

Increased seismicity in the VCR at Savuka had a negative impact on the volumes mined at the beginning of the year, although improvements in the rate of face advance countered this to some extent. After having mined a pillar in the first half of the year, the grade dropped on the depletion of the pillar. Consequently, gold produced decreased by 2 percent to 236,000 ounces, while total cash cost decreased by 1 percent to $245 per ounce compared with 2001 when gold production was 240,000 ounces at a total cash cost of $248 per ounce. In rand terms, however, total cash costs increased by 20 percent as a result of the accelerated development plan to match the new life of mines profiles.

A lack of available face length during the first half of 2001 had a negative impact on mining volumes at Mponeng. The shortfall, together with the lower-than expected face values, kept recovered gold at low levels for the first half of 2001. Planned developments to improve face length availability resulted in four additional raise lines coming into production in the second half of 2001, restoring production flexibility and resulting in significantly increased gold production by year-end. Overall, gold production for 2001 was lower than expected, while total cash costs per ounce were maintained. At TauTona a focus on releasing gold inventory resulted in an improvement in grade during 2001, although seismicity had an impact on mining volumes, and winder and power problems in the lower Carbon Leader sections also affected production in 2001. Gold production was up 4 percent and total cash costs per ounce were maintained in 2001. TauTona accounted for some 13 percent of the region's gold production in 2001. Savuka had a slow start to the year 2001, after a ten-day December 2000 break due to orepass problems and the need to address safety issues. Two seismic events in the shaft pillar area resulted in crews being moved to areas with much lower grades, with an overall impact on grade and volume mined. Production was back on track by the second quarter of 2001 and performance for the year 2001 as a whole was satisfactory.

Growth prospects

Progress was made during 2002 with the Mponeng Shaft Deepening Project. The project involves the development of ore reserves from the VCR on 113, 116 and 120 levels (located 11,300, 11,600 and 12,000 feet below the surface, respectively). The project will add some 2.8 million ounces to production and extend the life of mine by five years to 2012. Total capital expenditure for the project is $159.3 million (converted at the closing exchange rate for 2002) with some $37.2 million remaining at year end 2002. Average project cash costs over the life of mine should be in the region of $180 per ounce converted at the closing exchange rate for 2002. In-circle development was completed during February 2003. Access development on 113 level (11,300 feet below surface) has been completed and permanent equipping began in January 2003. At 116 and 120 levels (11,600 feet and 12,000 feet below surface), access development is scheduled for completion in May 2003.

The TauTona Extension Project has two areas of focus, namely accessing and mining part of the shaft pillar, and accessing and mining an area east of the Bank Dyke (previously part of the Mponeng mine plan). The project will add a total of 2.7 million ounces of production over the life of the mine, at a total capital cost of $50.4 million (converted at the closing exchange rate for 2002). Approximately $18.7 million of this amount has already been spent as of the end of 2002. Life of mine has been extended by six years to 2013, with average project cash costs expected to be in the order of $180 per ounce converted at the closing exchange rate for 2002. Currently, development to access the CLR and area east of the Bank Dyke is in progress, while rehabilitation of the haulages continues. The drilling program from various levels is in progress.

Outlook

At Mponeng, gold production is expected to decrease to 401,000 ounces in 2003, while total cash costs should increase to $244 per ounce from the cost of the increased development plan and lower gold production. In 2003, capital expenditure is expected to be in the region of $46 million for expansion and shaft deepening, ore reserves development and infrastructure upgrades.

Looking forward to 2003, production at Savuka is expected to decrease to 235,000 ounces, while total cash costs should rise to $330 per ounce following the higher volumes mined and increased development planned. The higher volumes mined as planned for 2003 are to counter the 23 percent drop in recovered grade. Capital expenditure on expansion projects and infrastructure refurbishment is expected to be in the region of $10 million in 2003. Savuka has strategic synergies with TauTona.

Gold production at TauTona is expected to decrease in 2003 to 623,000 ounces at a total cash cost of $168 per ounce mainly from lower gold production and inflationary pressures. During 2003, capital expenditure is likely to be in the region of $22 million, on infrastructure refurbishment and expansion projects.

•       Vaal River operations

Description: AngloGold's Vaal River operations are located in the original Vaal Reefs mining area of the Witwatersrand Basin, and comprise three operating mines, Great Noligwa, Kopanang and Tau Lekoa and a developing mine, Moab Khotsong.

The Vaal River complex also has four gold plants, one uranium plant and one sulphuric acid plant. The Vaal River processing plants include crushers, mills, CIP and electro-winning facilities and are able to treat between 180,000 and 420,000 tonnes of ore per month. Although the Vaal River operations produce uranium oxide as a by-product of the production of gold, the value is not significant relative to the value of gold produced.

Geology: In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the "C" Reef. The Vaal Reef contains approximately 85 percent of the reserve tonnage with mining grades between 10 and 20 grams per tonne. It comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic. The VCR has a lower grade than the Vaal Reef, and contains approximately 15 percent of the estimated reserves. The economic portion is mainly concentrated in the western part of the lease area. It can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg Lavas of the Ventersdorp SuperGroup and the underlying sediments of the Witwatersrand SuperGroup which creates a distinctive seismic reflector. The VCR is located up to one kilometer above the Vaal Reef. The "C" Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 meters above the Vaal Reef. It has less than 1 percent of the estimated reserves with grades similar to the Vaal Reef, but more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Operating and production data for Vaal River operations

	Great Noligwa (1)	Kopanang	Tau Lekoa	Moab Khotsong (1)
2000
Pay limit (oz/t)	0.32	0.38	0.17	-
Pay limit (g/t)	10.95	13.13	5.72	-
Recovered grade (oz/t)	0.359	0.205	0.145	-
Recovered grade (g/t)	12.32	7.04	4.98	-
Gold production (000 oz)	971	481	315	-
Total cash costs ($/oz) (2)	144	216	216	-
Total production costs ($/oz) (2)	165	249	286	-
Capital expenditure ($ million)	3.0	5.2	3.0	45.5
Employees (3)	8,627	7,297	3,627	776
Outside contractors (3)	809	489	577	1,080
2001
Pay limit (oz/t)	0.29	0.36	0.14	-
Pay limit (g/t)	9.91	12.28	4.78	-
Recovered grade (oz/t)	0.360	0.216	0.129	-
Recovered grade (g/t)	12.34	7.40	4.42	-
Gold production (000 oz)	1,004	494	286	-
Total cash costs ($/oz) (2)	122	178	203	-
Total production costs ($/oz) (2)	135	204	248	-
Capital expenditure ($ million)	1.2	2.8	2.2	43.2
Employees (3)	7,185	6,371	3,200	803
Outside contractors (3)	806	632	716	1,425
2002
Pay limit (oz/t)	0.32	0.35	0.14	-
Pay limit (g/t)	9.96	10.78	4.30	-
Recovered grade (oz/t)	0.321	0.211	0.130	-
Recovered grade (g/t)	11.02	7.23	4.45	-
Gold production (000 oz)	880	511	311	-
Total cash costs ($/oz) (2)	124	165	192	-
Total production costs ($/oz) (2)	142	194	248	-
Capital expenditure ($ million)	11.5	8.5	1.5	35.8
Employees (3)	8,356	6,953	3,890	968
Outside contractors (3)	913	685	732	1,011

(1)        In 2002, 2001 and 2000, Moab Khotsong was mined from Great Noligwa. Operating data for Great Noligwa includes Moab Khotsong operating data for these periods.

(2)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
            5A.: Operating results - Total cash costs and total production costs".

(3)        Average for the year.

Operating review

Volume mined at Great Noligwa decreased for 2002 compared with 2001 as a result of the cumulative effects of a number of damaging seismic events during the second quarter of 2002, which continued to be felt into the third and fourth quarters, as a result of a lack of available production mining faces. At the same time, steps to further improve workplace safety were taken and changes were made to the mining plan which resulted in a temporary slowdown in mining production. Consequently, gold production decreased by 12 percent to 880,000 ounces in 2002 from 1,004,000 ounces in 2001. Total cash costs rose by 2 percent to $124 per ounce in 2002 compared to $122 per ounce in 2001, largely as a result of the decrease in gold production and costs incurred following the seismic events. In rand terms, total cash costs increased by 26 percent over the same period.

At Kopanang, gold production increased by 3 percent to 511,000 ounces in 2002 (2001: 494,000 ounces), mainly as a result of increased volumes mined through improved labor efficiencies. Total cash costs decreased by 7 percent from $178 per ounce in 2001 to $165 per ounce in 2002. In rand terms, however, total cash costs increased by 14 percent, mainly as a result of increased cementatious support for safety reasons and lower by-product contributions due to the lower exchange rate.

At Tau Lekoa, gold production increased by 9 percent from 286,000 ounces in 2001 to 311,000 ounces in 2002, total cash costs decreased by 6 percent to $192 per ounce in 2002 from $203 per ounce in 2001. In rand terms, however, total cash costs increased by 16 percent during the same period. This was primarily the result of increased volumes mined, increased labor building up to a higher volume platform and lower contributions from by-products.

At Moab Khotsong development is continuing as planned, with excavation of the 101 level (10,100 feet below the surface) in progress.

In 2001, gold production at Great Noligwa was 3 percent higher than 2000, aided by an improvement in grade and higher productivity. This was partially offset by a 9 percent lower mine call factor. Total cash costs per ounce decreased over the same period, despite higher cash operating costs arising from the replacement of major hoisting equipment in the first quarter of 2001. At Kopanang, gold production was up 3 percent in 2001 compared to 2000 as a result of higher mining volumes and despite a lower than anticipated reduction in grades. Total cash costs per ounce were down some 17 percent in 2001 compared to 2000 and the mine accounted for 11 percent of AngloGold's South African gold production in 2001. At Tau Lekoa, volume mined was down slightly and gold produced declined marginally in 2001 compared to 2000 as a result of a combination of a lower mined value and a lower mine call factor, planned and unexpected yield decreases, and the need to rectify certain safety concerns. Total cash costs per ounce were maintained over the same period. Management's focus on grade improvement resulted in a slow but steady return to normal operating performance levels by 2001 year end. At Moab Khotsong development continued in 2001, with excavation of the 101 station (10,100 feet below the surface) in progress at year end.

Growth prospects

The largest of the current South African projects is the development of the Moab Khotsong mine, located in the Vaal River area. The project comprises the sinking of a new shaft to 10,100 feet below surface (101 level) to access the Moab lease area, a 136-tonne reserve. The shaft system will have a capacity to hoist about 150,000 tonnes per month. Production is scheduled to commence in the last quarter of 2003, with full production of 360,000 ounces per annum, expected in 2006. The mine will add a total of 4.5 million ounces to this region's production to 2015, with average total cash costs of $129 per ounce at 2002 year's closing exchange rate. Total capital expenditure for the project is $440 million converted at the closing exchange rate for 2002, of which some $335 million has already been spent as of year end 2002. Development of this mine, which began in 1991, is on schedule. The main shaft extension was commissioned to a depth of 10,100 feet in June 2002. Permanent equipping of the RV shaft is 70 percent complete and commissioning took place during March 2003. Access development has progressed to a point where the first crosscut is in position and the first raiseline is being established.

Outlook

In terms of outlook, production at Great Noligwa is expected to increase to 954,000 ounces during 2003, at a total cash costs of $154 per ounce as grades continue to decline. Capital expenditure during 2003 is likely to be in the region of $23 million for the refurbishment of infrastructure and the No. 8 plant mill.

For 2003, production at Kopanang is expected to increase to 512,000 ounces at total cash costs of $220 per ounce, predominantly from higher volumes mined. Capital expenditure for the year ahead is planned at $13 million on infrastructure refurbishment, expansion development and hostel upgrades.

Gold production at Tau Lekoa should increase to 319,000 ounces in 2003, while total cash costs are expected to rise to $244 per ounce mainly through higher volumes mined, lower grade and inflation. Tau Lekoa anticipates capital expenditure of about $8 million during 2003, on technology projects, expansionary projects (Goedgenoeg and Weltevreden) and infrastructural refurbishment.

•       Ergo operations

Description: AngloGold's Ergo operations re-treat tailings dams and sand to recover gold and produce sulphuric acid using a secondary process. These tailings dams are located on the East Rand of the Witwatersrand. Since 1987, material has been treated through two CIL plants, believed to be two of the largest of their kind in the world. Ergo can only profitably treat tailings dams if they exceed a certain grade and, as a result of the expected rate of depletion of the higher grade material available, the operation is not expected to continue past its current estimated life of early 2005.

Operating and production data for Ergo operations

	2000	2001	2002
Pay limit (oz/t)	0.01	0.01	0.01
Pay limit (g/t)	0.18	0.19	0.29
Recovered grade (oz/t)	0.007	0.007	0.007
Recovered grade (g/t)	0.24	0.25	0.25
Gold production (000 oz)	321	332	264
Total cash costs ($/oz) (1)	242	215	184
Total production costs ($/oz) (1)	321	259	277
Capital expenditure ($ million)	(0.2)	0.1	0.2
Employees (2)	1,080	942	904
Outside contractors (2)	857	199	218

(1)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
             5A.: Operating results - Total cash costs and total production costs".

(2)        Average for the year.

Operating review

As anticipated by AngloGold, gold production at Ergo decreased by 20 percent from 332,000 ounces in 2001 to 264,000 ounces in 2002 following the closure of the Daggafontein plant in December 2001. During the year, the operation was affected by higher than expected rainfall, environmental clean-up activities and power failures, which were offset by improved headgrades and increased metallurgical efficiency. Total cash costs decreased by 15 percent to $184 per ounce from $215 per ounce in 2001.

Gold production at Ergo was up during 2001 compared to 2000, reflecting a strong performance for the year. Higher head grades, increased clean-up activities at the Daggafontein plant (which closed in December 2001) and improved metallurgical efficiencies resulted in an improvement in recovered grade. Total cash costs per ounce decreased from $242 per ounce in 2000 to $215 per ounce in 2001.

Growth prospects

AngloGold expects to close the ERGO operation early 2005 and planning has started with the establishment of a closure project team. The project scope includes rehabilitation, social aspects and other liabilities associated with the closure of the operation.

Outlook

Production is expected to decrease to 215,000 ounces in 2003 as a result of a declining headgrade. Total cash costs should rise to $285 per ounce in 2003 from treating the same volumes at a 20 percent lower grade.

Free State operations

Description: The mines in the Free State Province (comprising Bambanani, Joel, Tshepong and Matjhabeng) were sold to African Rainbow Minerals Gold Limited (formerly African Rainbow Minerals (Proprietary) Limited) and Harmony Gold Mining Company Limited through a jointly-owned company ("Free Gold") with effect from January 1, 2002 (for a full discussion, see "Item 4A.: History and development of the company" and note 24 to the consolidated financial statements "Sales of shafts").

Operating and production data for Free State operations

	Bambanani	Tshepong	Matjhabeng	Joel
2000
Pay limit (oz/t)	0.35	0.30	0.41	0.17
Pay limit (g/t)	11.86	10.16	14.17	5.97
Recovered grade (oz/t)	0.208	0.215	0.210	0.135
Recovered grade (g/t)	7.15	7.36	7.19	4.61
Gold production (000 oz)	441	320	368	210
Total cash costs ($/oz) (1)	272	236	287	288
Total production costs ($/oz) (1)	313	294	399	348
Capital expenditure ($ million)	2.6	0.1	-	28.0
Employees (2)	7,453	4,601	7,738	4,151
Outside contractors (2)	208	128	95	317
2001
Pay limit (oz/t)	0.39	0.23	0.31	0.16
Pay limit (g/t)	13.26	8.05	10.56	5.50
Recovered grade (oz/t)	0.229	0.239	0.226	0.104
Recovered grade (g/t)	7.86	8.20	7.75	3.56
Gold production (000 oz)	412	383	188	127
Total cash costs ($/oz) (1)	230	178	236	345
Total production costs ($/oz) (1)	269	219	447	441
Capital expenditure ($ million)	3.0	0.1	-	4.5
Employees (2)	5,228	3,756	2,204	2,073
Outside contractors (2)	345	152	16	179
2002
Pay limit (oz/t)	-	-	-	-
Pay limit (g/t)	-	-	-	-
Recovered grade (oz/t)	-	-	-	-
Recovered grade (g/t)	-	-	-	-
Gold production (000 oz)	-	-	-	-
Total cash costs ($/oz) (1)	-	-	-	-
Total production costs ($/oz) (1)	-	-	-	-
Capital expenditure ($ million)	-	-	-	-
Employees (2)	-	-	-	-
Outside contractors (2)	-	-	-	-

(1)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
             5A.: Operating results - Total cash costs and total production costs".

(2)        Average for the year.

East and West African operations

AngloGold's East and West African operations comprise five operations, located in three African countries other than South Africa. These are the Morila, Sadiola Hill and Yatela mines in Mali in West Africa, the Navachab mine in Namibia on the south-western coast of Africa, and the Geita mine in Tanzania.

•       Sadiola (attributable 38 percent)

Description: AngloGold has a 38 percent interest in, and manages, the Sadiola mine within the Sadiola exploitation area in Western Mali. The joint venture partners are IAMGOLD, a Canadian listed company (38 percent), the Government of Mali (18 percent), and the International Finance Corporation (IFC) (6 percent). The mine is situated 77 kilometers south of Kayes. Construction commenced at the Sadiola open-pit operations in 1994 and full production was achieved by June 1997, with 380,000 ounces of low cost gold being produced in the first year.

Geology: The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the Kenieba Window. The specific rocks which host the mineralization are argillaceous carbonates and greywackes which have been intensely weathered to a maximum depth of 200 meters.

A series of north-south trending faults occur within the inlier, the most prominent of which, the Senegalo-Malian Shear (SM), passes through the Sadiola lease area. The mineralization occurs in the immediate vicinity of a parallel structure to the SM.

The Sadiola Hill deposit generally consists of two zones, an upper oxidized cap and an underlying sulphide zone. The present mining operation exploits the oxidized cap only. Since 2002, the deeper saprolitic sulphide ore has been mined and in future will progressively replace the depleting oxide reserves.

Operating and production data for Sadiola

	2000	2001	2002
Pay limit (oz/t)	0.04	0.04	0.05
Pay limit (g/t)	1.33	1.46	1.71
Recovered grade (oz/t)	0.104	0.091	0.086
Recovered grade (g/t)	3.56	3.13	2.96
Gold production (000 oz) 100%	612	536	480
Gold production (000 oz) 38%	232	204	182
Total cash costs ($/oz) (1)	114	131	163
Total production costs ($/oz) (1)	207	211	247
Capital expenditure ($ million) 100%	10.0	16.0	16.5
Capital expenditure ($ million) 38%	3.8	6.0	6.3
Employees (2)	378	361	399
Outside contractors (2)	443	472	454

(1)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item
             5A.: Operating results - Total cash costs and total production costs".

(2)        Average for the year.

Operating review

In 2002, tonnage throughput at Sadiola was adversely affected by mineral sizer downtime in the first quarter, the low availability of high-grade oxide ore during the year and problems with the treatment of higher grade soft sulphide ore. Gold production of 182,000 attributable ounces in 2002 was 10 percent lower than the 204,000 attributable ounces produced in 2001. Total cash costs increased by 25 percent from $131 per ounce in 2001 to $163 per ounce in 2002 as a result of the lower production and treatment of sulphide ores. The plant conversion project to improve gold recovery from the treatment of soft sulphide ore was completed on schedule at the end of February 2002. High cyanide values in the final residue prevented the treatment of soft sulphide ore, which required high cyanide addition to maintain acceptable recoveries. A cyanide destruction plant was designed and commissioned in the third quarter of 2002 and was fully operational at year end. The system was fully optimized by the end of January 2003. The final installment on the project finance loans for the development of Sadiola was paid during the second quarter in 2002. The total repayments for the five-year period of the facility amounted to $288 million.

Gold production decreased by 12 percent on the previous year to 536,000 ounces in 2001 (204,000 attributable ounces) mainly due to a planned lower mill throughput, coupled with a 12 percent planned decline in the recovered grade. Total cash costs were $131 per ounce in 2001.

Outlook

During 2003, attributable production is expected to decrease by 7 percent to 169,000 ounces, while total cash costs should increase by 18 percent to $193 per ounce due to increased reagent costs to treat sulphide ore. Capital expenditure attributable to AngloGold of $2 million is planned for 2003.

•       Navachab (attributable 100 percent)

Description: After having obtained an additional 30 percent interest in 1999, AngloGold holds a 100 percent interest in the Navachab open-pit gold mine near Karibib in Namibia, which has been in production since 1990.

Geology: The Navachab deposit is hosted by Damaran greenschist-amphibolite facies, calc-silicates, marbles and volcanoclastics. The rocks have been intruded by granites, pegmatites and quartz porphyry dykes and have also been deformed into a series of alternating dome and basin structures. The mineralized zone forms a sheet-like body which plunges at an angle of approximately 25 degrees to the north-west. The mineralization is predominantly hosted in a sheeted vein set (60 percent) and a replacement skarn body (40 percent). The gold is very fine-grained and associated with pyrrhotite, pyrite, chalcopyrite, scheelite and sphalerite. Approximately 80 percent of the gold is free milling.

Operating and production data for Navachab

	2000	2001	2002
Pay limit (oz/t)	0.04	0.04	0.03
Pay limit (g/t)	1.30	1.36	1.02
Recovered grade (oz/t)	0.053	0.060	0.056
Recovered grade (g/t)	1.82	2.04	1.93
Gold production (000 oz) 100%	77	87	85
Total cash costs ($/oz) (1)	189	164	147
Total production costs ($/oz) (1)	364	241	212
Capital expenditure ($ million) 100%	0.1	0.5	2.1
Employees (2)	168	168	171
Outside contractors (2)	183	178	182

(1)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
             5A.: Operating results - Total cash costs and total production costs".

(2)        Average for the year.

Operating review

During 2002, gold production at Navachab was 2 percent lower than in 2001 at 85,000 ounces from 87,000 ounces, mainly due to a 5 percent decrease in recovered grade. Total cash costs declined by 10 percent from $164 per ounce in 2001 to $147 per ounce in 2002.

In 2001, Navachab produced a record 87,000 ounces of gold, the highest since the mine's inception in 1989. Total cash costs of $164 per ounce reflects a decrease of 12 percent compared to 2000.

Growth prospects

A decision to proceed with a pushback towards the east to extend the life of mine by eight years to 2013 was taken by the AngloGold board in July 2002. Owing to improvements in the gold price, a feasibility study commenced during the last quarter of 2002 to evaluate the economic viability of a mine expansion project at Navachab.

An early application for the renewal of the mining license has been approved, extending the license to 2018.

Outlook

Looking ahead to 2003, attributable production should decrease by 6 percent to 80,000 ounces. It is anticipated that total cash costs will increase by 50 percent to $220 per ounce as extra stripping will be required at the Eastern pushback. Capital expenditure is expected to rise by 41 percent to $4 million in 2003.

•       Geita (attributable 50 percent)

Description: On December 15, 2000, AngloGold acquired a 50 percent interest in the Geita project in Tanzania from Ashanti Goldfields Company Limited. Under the joint venture agreement, the Geita Joint Venture is governed by a committee (the "Joint Venture Committee") which has equal representation from both partners, with equal voting rights and neither side has a casting vote. The Joint Venture Committee is chaired on a rotating basis by representatives of Ashanti Goldfields Company Limited and AngloGold. A purchase price of $205 million was paid for the Geita Joint Venture, with $35 million funded through AngloGold's own resources and the balance of $170 million funded through debt, with a project finance provision of $67 million at acquisition.

AngloGold contributed its Nyamulilima Hill property (some 14 kilometers from the Geita processing plant) to the Geita Joint Venture. In addition, AngloGold and Ashanti have entered into a broad strategic alliance to seek opportunities throughout Africa.

Geology: Geita is an Archaean mesothermal mainly BIF-hosted deposit. Mineralization is located where auriferous fluids, which moved along shears often on BIF-diorite contacts, reacted with the BIF. Some lower-grade mineralization can occur in the diorite as well (usually in association with BIF-hosted mineralization), and approximately 20 percent of the gold is hosted in the diorite.

Operating and production data for Geita

	2000 (1)	2001	2002
Pay limit (oz/t)	0.05	0.06	0.07
Pay limit (g/t)	1.58	1.96	2.13
Recovered grade (oz/t)	0.077	0.108	0.106
Recovered grade (g/t)	2.65	3.70	3.62
Gold production (000 oz) 100%	177	546	579
Gold production (000 oz) 50%	88	273	290
Total cash costs ($/oz) (2)	156	147	175
Total production costs ($/oz) (2)	156	198	228
Capital expenditure ($ million) 100%	31.1	15.8	17.4
Capital expenditure ($ million) 50%	15.6	7.9	8.7
Employees (3)	452	472	580
Outside contractors (3)	383	540	1,139

(1)        AngloGold acquired its interest in the Geita mine effective December 31, 2000 with the first gold being produced on June 8, 2000.
            Figures stated are for a 12 month period ended December 31, 2000. Only the assets and liabilities are reflected in AngloGold's consolidated balance sheet as at December 31, 2000.

(2)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
            5A.: Operating results - Total cash costs and total production costs".

(3)        Average for the year.

Operating review

Production at Geita rose by 6 percent from 273,000 attributable ounces in 2001 to 290,000 attributable ounces in 2002, despite a decline in the average grade for the year. Total cash costs increased by 19 percent from $147 per ounce in 2001 (to $175 per ounce in 2002, as a result of increased stripping requirements, increased mining from the Kukuluma pit and greater haulage distances between the mined areas and the Geita plant.

2001 was the first full year of production at Geita, with production of 273,000 attributable ounces of gold, at total cash costs of $147 per ounce.

Growth prospects

During the second quarter in 2002, Geita successfully concluded its 90-day project completion testing, as required by loan covenants, resulting in the release of the AngloGold loan guarantees. Approval was granted for the first phase of the Geita expansion project during the first quarter of 2002. This followed encouraging results from exploration drilling in the Nyankanga pit, which increased the total remaining ore reserve at Geita to 33.5 million tonnes (16.75 million tonnes attributable). To realize the full potential of this increased reserve, the Geita plant's throughput is being raised from 4.5 million tonnes per annum to 6 million tonnes per annum in two phases over the next two years. By year-end 2002, Phase 1 of this project - increasing throughput to 5.6 million tonnes per annum - had been completed and commissioned.

Outlook

During 2003, attributable production is expected to increase by 17 percent to 339,000 ounces. Total cash costs should increase by 1 percent to $176 per ounce. Capital expenditure attributable to AngloGold of $12 million is planned in 2003.

•       Morila (attributable 40 percent)

Description: On July 3, 2000, AngloGold acquired a 40 percent interest in the Morila project in Mali, from Randgold Resources Limited. The transaction involved the purchase by AngloGold from Randgold Resources (Morila) Limited of half of Randgold's 80 percent interest in Socit des Mines de Morila S.A. (Morila). As a result, AngloGold and Randgold Resources Limited each hold a 40 percent indirect interest in the Morila Joint Venture, with 20 percent being held by the Malian Government. Under the joint venture agreement, AngloGold is the operator of the mine. AngloGold paid a purchase price of $132 million for its stake in the Morila Joint Venture, with $72 million funded through AngloGold's own resources and the balance of $60 million funded through debt, with a project finance provision of $36 million at acquisition. This mine is situated some 180 kilometers by road, south east of Bamako, the capital city of Mali (600 kilometers south east of Sadiola).

Geology: Morila is a Birimian mesothermal sediment-hosted deposit. The mineralization model is still being developed, but indications are that mineralization is related to a compressive event. Original mineralization relationships are largely obscured by an intrusive event.

Operating and production data for Morila

	2000 (1)	2001	2002
Pay limit (oz/t)	0.08	0.08	0.08
Pay limit (g/t)	2.75	2.79	2.46
Recovered grade (oz/t)	0.257	0.200	0.349
Recovered grade (g/t)	8.81	6.87	11.96
Gold production (000 oz) 100%	142	631	1,052
Gold production (000 oz) 40%	57	252	421
Total cash costs ($/oz) (2)	88	103	74
Total production costs ($/oz) (2)	158	190	147
Capital expenditure ($ million) 100%	35.1	28.5	17.0
Capital expenditure ($ million) 40%	15.0	11.4	6.8
Employees (3)	363	383	442
Outside contractors (3)	409	550	469

(1)        AngloGold acquired its interest in the Morila mine effective July 3, 2000. Figures stated are for the period from October 18, 2000, the date the Morila mine started to produce gold.

(2)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item
            5A.: Operating results - Total cash costs and total production costs".

(3)        Average for the year.

Operating review

In 2002, gold production at Morila increased by 67 percent to 421,000 attributable ounces from 252,000 attributable ounces in 2001, largely as a result of the interception of exceptionally high-grade zones of ore during July to October 2002. As a result, total cash costs for the year improved by 28 percent to $74 per ounce in 2002 from $103 per ounce in 2001.

In 2001, in the first full year of operation, Morila produced 252,000 ounces attributable to AngloGold. Total cash costs, at $103 per ounce, increased by 17 percent compared to 2000 owing to a reduction in the proportion of high-grade, soft oxide material treated, which was replaced with lower grade sulphide ore.

Outlook

Attributable production at Morila is expected to decrease by 19 percent to 343,000 ounces for 2003, while total cash costs should be $93 per ounce, with the return to average mine grades. Drilling to identify other possible high-grade zones is underway. Capital expenditure attributable to AngloGold of $4 million is anticipated in 2003.

•       Yatela (attributable 40 percent)

Description: As part of the consolidation of Anglo American Corporation's gold mining interests, AngloGold acquired a 50 percent interest in Sadiola Exploration Limited, which company held the prospecting rights in the Sadiola region. Together with joint owner, IAMGOLD, exploration was performed and a feasibility study conducted at the Yatela deposit site, located some 25 kilometers north of Sadiola and approximately 50 kilometers south-south-west of the town of Kayes. The success of the feasibility study led to the formation of a company, Socit d'Exploitation des Mines d'Or de Yatela S.A., in which AngloGold and IAMGOLD each hold an effective 40 percent interest, with the Government of Mali holding 20 percent.

Geology: Yatela mineralization occurs as a keel-shaped body in Birimian metacarbonates. The keel is centered on a fault which was the feeder for the original mesothermal mineralization, with an associated weakly mineralized diorite intrusion. Mineralization occurs as a layer along the flanks and in the bottom of the keel. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

Operating and production data for Yatela

	2000	2001 (1)	2002
Pay limit (oz/t)	-	0.07	0.07
Pay limit (g/t)	-	2.30	2.09
Recovered grade (oz/t)	-	0.097	0.086
Recovered grade (g/t)	-	3.33	2.95
Gold production (000 oz) 100%	-	131	269
Gold production (000 oz) 40%	-	52	107
Total cash costs ($/oz) (2)	-	149	175
Total production costs ($/oz) (2)	-	231	252
Capital expenditure ($ million) 100%	36.0	18.3	8.9
Capital expenditure ($ million) 40%	14.4	7.3	3.6
Employees (3)	142	144	157
Outside contractors (3)	173	327	391

(1)        The first gold was produced on May 9, 2001 and attributable production and total cash cost reflects the third and fourth quarters of 2001 only.

(2)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
            5A.: Operating results - Total cash costs and total production costs".

(3)        Average for the year.

Operating review

2002 was the first full year of operation at Yatela. Attributable gold production increased by 105 percent to 107,000 ounces compared to 2001, while total cash costs increased by 18 percent to $175 per ounce, largely as a result of higher maintenance costs on the mineral sizers as a result of harder materials being treated, and increased reagent - mainly cement - usage. Cement is used for leach pad stability.

The first gold was produced on May 9, 2001, a month ahead of schedule and an estimated $5 million below construction budget. Production build-up under operational management and a team of permanent employees commenced at the end of the second quarter of 2001. Attributable production in 2001 of 52,000 ounces at total cash costs of $149 per ounce reflects the third and fourth quarters of 2001 only.

Outlook

During 2003, attributable production is expected to decrease by 8 percent to 98,000 ounces. Total cash costs should increase by 14 percent to $199 per ounce. Capital expenditure attributable to AngloGold of $3 million is planned in 2003.

North American operations

AngloGold completed the acquisition of its North American operations from Minorco effective March 31, 1999. AngloGold's North American gold assets are held through AngloGold North America Inc. These operations comprise the wholly-owned AngloGold (Jerritt Canyon) Corp. (formerly Independence Mining Company Inc.), which holds a 70 percent interest in the AngloGold (Jerritt Canyon) Corp. - Meridian Jerritt Canyon Joint Venture in Nevada, and the wholly-owned AngloGold (Colorado) Corp. (formerly Pikes Peak Mining Company), which holds a 66.7 percent interest, with a 100 percent interest in gold produced, in the Cripple Creek & Victor Gold Mining Company (CC&V) in Colorado.

N
Alaska
Anchorage
Canada
United States
Jerritt Canyon
Elko
Nevada
Denver
Colorado
San Francisco
New York
Washington
Cripple Creek
& Victor
0
1500 km

Diagram 4: North American operations

•       Cripple Creek & Victor (attributable 67 percent with 100 percent interest in production)

Description: AngloGold (Colorado) Corp., a subsidiary of AngloGold North America Inc., owns 67 percent of Cripple Creek & Victor Gold Mining Company (CC&V), in the Cripple Creek mining district, south-west of Colorado Springs in Colorado. The other 33 percent of CC&V is held by Golden Cycle Gold Corporation (Golden Cycle). AngloGold is manager of the operation. AngloGold is currently entitled to receive 100 percent of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid. CC&V is a low-cost, low-grade open-pit operation. AngloGold believes that good potential exists for the discovery of future mineral deposits and the establishment of these deposits as reserves.

The prospective geological environment could result in extensions to the life of mine plan, potentially from underground mining below the ultimate pit bottom.

CC&V began the establishment of the Cresson orebody in May 1994. Establishment was completed by December 1994 and production from the Cresson mine commenced in the first quarter of 1995.

Geology: The Cripple Creek District is centered on a Tertiary-aged diatreme-intrusive complex, approximately circular in shape covering 18.4 square kilometers, surrounded by older Precambrian rocks. The Precambrian rocks consist of biotite gneiss and granodiorite which occur within a larger quartz monzonite intrusion which is in turn intruded by granite. The intersection of these four units and major faults formed an area of weakness which subsequently facilitated the formation of the Tertiary complex. The Tertiary intrusives range from syenite to phonolit/phonotephrite to lamprophyre. Fault structures are generally near vertical and strike north-northwest to northeast. These structures are commonly intruded by phonolite dykes and appear to have acted as primary conduits for the mineralizing solutions. The north-east structures are more subtle but appear to control the locations of higher-grade pods of mineralization which occur at their intersection with the north-north-west system. High-grade gold mineralization is primarily associated with potassic and pyritic alteration and occurs adjacent to the major structural zones. The broader zones of disseminated mineralization occur primarily as halos around the stronger alteration in permeable wall rocks. The average depth of oxidation is 120 meters and is best developed along major structural zones. Individual orebodies can be tabular, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or hydrous iron and manganese oxides and as gold-silver tellurides, often in quartz-fluorite veins. Silver is present but is economically unimportant.

Operating and production data for Cripple Creek & Victor operations

	2000	2001	2002
Pay limit (oz/t)	0.01	0.01	0.01
Pay limit (g/t)	0.38	0.34	0.34
Recovered grade (oz/t)	0.022	0.017	0.016
Recovered grade (g/t)	0.75	0.59	0.57
Gold production (000 oz)	248	214	225
Total cash costs ($/oz) (1)	177	187	187
Total production costs ($/oz) (1)	294	332	391
Capital expenditure ($ million)	20.3	82.2	66.2
Employees (2)	271	278	314
Outside contractors (2)	81	243	258

(1)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
            5A.: Operating results - Total cash costs and total production costs".

(2)        Average for the year.

Operating review and prospects

During 2002, production at CC&V increased by 5 percent from 214,000 ounces in 2001 to 225,000 ounces in 2002. Although gold production was negatively affected by technical problems associated with the leach system pH, improved metallurgy and higher leach solution volumes were processed during the latter part of 2002. These factors, combined with the near completion of the bulk of the $194 million expansion in the third quarter, served to enhance operational efficiencies. The expansion project has increased the average annual gold production by 40 percent and extended the life of mine from 2008 to at least 2013, thereby yielding an additional total of 2.8 million ounces of production over the life of mine. Current indications are that the average life of mine cash costs will reduce from $227 per ounce to $170 per ounce. The new crushing facility was commissioned in July 2002, while additional leach pad and solution handling equipment were brought into production in September and December 2002, respectively. Total cash costs remained at $187 per ounce as higher reagent costs were offset by continued cost-cutting efforts. Mined tonnage and metal production improved towards the latter part of 2002 as full benefit of the expansion project was realized.

During 2001, CC&V treated 2.4 million tonnes of surface ore producing 214,011 ounces of gold at a total cash cost of $187 per ounce. The expansion of the Cresson mine, which was approved by the AngloGold board, began during the first quarter of 2001, to continue throughout 2002. The ore is treated using a valley heap leach process with gold in solution being recovered by activated carbon followed by a smelting process.

Outlook

For 2003, production is expected to rise to 344,000 ounces at a total cash cost of $177 per ounce. Capital expenditure amounted to $66 million in 2002, and is expected to be in the region of $25 million in 2003.

•       Jerritt Canyon Joint Venture (attributable 70 percent)

Description: AngloGold has a 70 percent ownership interest in, and is the operator and manager of, the AngloGold (Jerritt Canyon) Corp. - Meridian Jerritt Canyon Joint Venture. (Jerritt Canyon Joint Venture). The remaining 30 percent is held by Meridian Jerritt Canyon Corp. The Jerritt Canyon operations are located north west of the town of Elko, Nevada. The joint venture land position (or tenements) covers approximately 360 square kilometers. On February 27, 2003, AngloGold announced that it had entered into a purchase and sale agreement with Queenstake Resources USA Inc (Queenstake) on its interest in the Jerritt Canyon Joint Venture. In terms of this agreement, Queenstake will pay the Jerritt Canyon Joint Venture $8 million on closing, with $6 million in deferred payments, with additional royalty payments. Queenstake will accept full closure and reclamation and other liabilities. The transaction is expected to close during April 2003.

Ore production is currently drawn from four underground mines, Murray, SSX, Smith and MCE. Murray commenced production in 1994, SSX commenced commercial production in mid-1998, and MCE commenced production in 2000.

Geology: The Jerritt Canyon district is located in the north central Independence Mountains north-west of Elko, Nevada. The gold deposits of the district are Carlin-type replacement deposits hosted by calcareous, carbonaceous Palaeozoic marine sediments. West-north-west trending faults and associated thrust fault and high-angle fault control the mineralization. This complex faulting has resulted in the repetition of favorable host rocks and structural traps for localization of gold mineralization.

Gold mineralization is found where favorable strata, contacts, and juxtapositions of strata exist adjacent to the controlling structures and the district, therefore, consists of many discrete orebodies with separate ore pods. Carbonaceous and pyritic, laminated, calcareous siltstones and argillaceous dolomitic limestones are the most favorable host rocks. The total gold content of individual ore pods varies from a few thousand ounces to several hundred thousand ounces.

The depth of the mineralized bodies varies widely from near surface to depths of several hundred meters and is largely controlled by the depth at which the favorable stratigraphic horizons occur. Historically, the bulk of gold production has come from open-pit operations, but with the exhaustion of near-surface deposits production emphasis has moved to underground deposits.

The gold associated with ore grades was principally precipitated with pyrite formed from the sulphidation of available reactive iron resident in the host rock. Significant amounts of carbon occur in the host rocks, which is problematic for processing and necessitated the installation of a roaster in 1989 to treat the high-carbon ores.

Operating and production data for Jerritt Canyon operations

	2000	2001	2002 (2)
Pay limit (oz/t) (open-pit)	0.16	Depleted	Depleted
Pay limit (g/t) (open-pit)	5.53	Depleted	Depleted
Pay limit (oz/t) (underground) - average	0.24	0.24	0.22
Pay limit (g/t) (underground) - average	8.06	8.23	7.55
Recovered grade (oz/t) - milled	0.250	0.280	0.231
Recovered grade (g/t) - milled	8.21	9.74	7.91
Gold production (000 oz) 100%	355	403	338
Gold production (000 oz) 70%	248	282	237
Total cash costs ($/oz) (1)	226	223	249
Total production costs ($/oz) (1)	315	298	346
Capital expenditure ($ million) 100%	22.7	15.1	10.8
Capital expenditure ($ million) 70%	15.9	10.6	7.6
Employees (70%) (3)	298	288	291
Outside contractors (3)	20	-	6

(1)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
            5A.: Operating results - Total cash costs and total production costs".

(2)        On February 27, 2003, AngloGold announced that it had entered into a purchase and sale agreement with Queenstake Resources USA
            Inc (Queenstake) on its interest in the Jerritt Canyon Joint Venture. The transaction is expected to close during April 2003.

(3)        Average for the year.

Operating review

In 2002, a reorganization of labor in the underground mines resulted in reduced productivity in the first quarter, but the resultant improvements were felt from the second quarter onwards. Attributable production decreased by 16 percent to 237,000 ounces in 2002, primarily due to lower first quarter mill tonnages, lower grades mined and completion of the Cortez tolling agreement. Total cash costs increased by 12 percent to $249 per ounce in 2002.

During 2001, 0.6 million tonnes of ore were mined, producing 282,275 attributable ounces of gold at a total cash cost of $223 per ounce. Development of the Smith underground mine was completed and production commenced in 2001. The process facilities include grinding, whole ore roasting and CIL processes.

South American operations

AngloGold's South American operations and joint ventures were acquired as part of the Minorco transaction effective March 31, 1999 and are located in Brazil and Argentina.

Operations in Brazil comprise the wholly-owned Minerao Morro Velho (MMV) mines and a 50 percent interest in the Minerao Serra Grande (MSG) mines. The company has a 92.5 percent interest in the Cerro Vanguardia mine in Argentina, as a result of the acquisition of an additional 46.25 percent stake which took place in July 2002.

N
Brazil
Crixas
Serra Grande
Brasília
Belo Horizonte
Morro Velho
São Paulo
Rio de Janeiro
Argentina
Buenos Aires
San Julian
Cerro Vanguardia
0
500 km

Diagram 5: South American operations

•       Cerro Vanguardia (attributable 92.5 percent)

Description: The Cerro Vanguardia (CVSA) operation is located to the north-west of Puerto San Julian in the Province of Santa Cruz, Argentina. AngloGold has a 92.5 percent interest in CVSA while the Santa Cruz Province has a 7.5 percent interest. The company owns the right to exploit the deposit for 40 years based on the Usufruct Agreement signed in December 1996. The operation, which was constructed at a total cost of $270 million, was commissioned in the fourth quarter of 1998.

Geology: The oldest rocks in this part of Patagonia are metamorphics of the Precambrian-Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens. These are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000 square kilometers. These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold bearing veins at CVSA. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin; the Quaternary La Avenida formation, the Patagonia gravel; and the overlying La Angelita basalt flows. These flows do not cover the area of the CVSA veins. Gold and silver mineralization at CVSA occurs within a vertical range of about 150 to 200 meters in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing. One set strikes about N40W and generally dips 65 to 90 degrees to the east; the other set strikes about N75W and the veins dip 60 to 80 degrees to the south. The veins are typical of epithermal low-temperature, adularia-sericite character. They consist primarily of quartz in several forms: as massive quartz, banded chalcedonic quartz, and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidized to limonite. Other minerals include minor adularia, sericite, clay, and quartz pseudomorphs after barite. The veins show sharp contacts with the surrounding ignimbrite which hosts narrow stockwork zones that are weakly mineralized. The veins appear to have been cut by a sequence of north-east-trending faults that have southerly movement with no appreciable lateral displacement.

Operating and production data for Cerro Vanguardia

	2000	2001	2002
Pay limit (oz/t)	0.30	0.25	0.18
Pay limit (g/t)	10.31	8.60	6.21
Recovered grade (oz/t)	0.327	0.307	0.277
Recovered grade (g/t)	11.22	10.51	9.49
Gold production (000 oz) 100%	285	292	261
Gold production (000 oz) 46.25%	132	136	179
Total cash costs ($/oz) (1)	146	133	104
Total production costs ($/oz) (1)	242	235	218
Capital expenditure ($ million) 100%	2.6	9.9	3.0
Capital expenditure ($ million) 46.25%	1.2	4.6	2.0
Employees (2)	294	304	316
Outside contractors (2)	175	162	224

(1)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
            5A.: Operating results - Total cash costs and total production costs".

(2)        Average for the year.

Operating review

During 2002, attributable gold production rose by 32 percent from 136,000 ounces in 2001 to 179,000 ounces principally as a result of the acquisition of an additional 46.25 percent stake from Prez Companc in July 2002. Excluding the additional production arising from the acquisition, production declined by 11 percent as a result of water entering the pits and combining with clay in the ore feed to the plant, caused production delays in the third quarter, which are still being addressed. Total cash costs decreased by 22 percent to $104 per ounce as a result of better cost management and the Peso devaluation.

During 2001, 0.4 million tonnes of ore were treated, producing 136,000 attributable ounces of gold at a total cash cost of $133 per ounce. The primary intake was successfully installed and works were initiated to install a gravimetric concentration circuit to compensate lower time or residence in the leach tanks as a result of the plant capacity increase.

Growth prospects

Pre-feasibility studies to expand Cerro Vanguardia's ore treatment plant throughput to 1.2 million tonnes per annum and underground mining to produce 300,000 tonnes per annum were both started in 2002. The increase in production is forecast at 75,000 ounces per year at an estimated capital expenditure of $13 million. Implementation of these projects will be carried out from August 2003 to August 2004 and full production is expected in 2005.

Outlook

In 2003, production at Cerro Vanguardia should rise to 246,000 ounces, at a total cash cost of $110 per ounce. Capital expenditure in 2002 amounted to $2 million, and is expected to increase to $6 million during 2003.

•       Morro Velho (attributable 100 percent)

Description: Through its wholly-owned subsidiary, Morro Velho, AngloGold has mining rights over 29,500 hectares in the state of Minas Gerais, in south-eastern Brazil. The Morro Velho complex is located in Nova Lima near the city of Belo Horizonte.

Ore is currently sourced from the Mina Velha and Cuiab underground operations and the Engenho D'Agua open pit. All ore is treated at the Queiroz Plant. As Mina Velha and Engenho D'Agua are due to close in 2003, future production will be sourced from the low cost Cuiab underground mine and from Crrego do Sitio mine (heap leach), where production commenced in the fourth quarter of 2002.

Geology: The Morro Velho mining complex is situated in and around the town of Nova Lima, south-east of Belo Horizonte in the Minas Gerais State of south-central Brazil. The area is host to historic and current gold mining operations. In addition to producing limestone and iron ore from a number of open-pit operations and is known as the Iron Quadrangle. The geology of the Iron Quadrangle is dominated by Proterozoic and Archaean volcano-sedimentary sequences and Pre-Cambrian granitic complexes. The host to the gold mineralization is the volcano-sedimentary Nova Lima Group (NLG) which occurs at the base of the Rio das Velhas SuperGroup (RDVS). The upper sequences of the RDVS are dominated by the sedimentary Maquin Group.

Gold mineralization is associated with sulphides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences.

Structural control is the most important factor for gold mineralization with a common association between large-scale shear zones and their associated structures. Where BIF is mineralized, such as at Morro Velho, the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots which commonly plunge parallel to intersections between the shears and other structures. At Morro Velho the controlling mineralization structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment.

The host rocks at Morro Velho are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralization is due to the interaction of low salinity CO2 rich fluids with the high iron BIF and basalts and the carbonaceous graphitic schists. Sulphide mineralization consists of pyrrhotite and arsenopyrite with subordinate pyrite and chalcopyrite, the latter tends to occur as a late stage fracture fill and is not associated with gold mineralization. Wallrock alteration is typically carbonate, potassic and silicic.

Operating and production data for Morro Velho

	2000	2001	2002
Pay limit (oz/t)	0.14	0.12	0.13
Pay limit (g/t)	4.72	4.17	4.49
Recovered grade (oz/t)	0.199	0.193	0.196
Recovered grade (g/t)	6.81	6.63	6.71
Gold production (000 oz)	211	209	205
Total cash costs ($/oz) (1)	134	127	131
Total production costs ($/oz) (1)	190	206	205
Capital expenditure ($ million)	10.5	9.9	17
Employees (2)	1,235	1,296	1,257
Outside contractors (2)	381	320	394

(1)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
            5A.: Operating results - Total cash costs and total production costs".

(2)        Average for the year.

Operating review

Production declined at Morro Velho marginally in 2002 from 209,000 ounces in 2001 to 205,000 ounces in 2002 because of lower tonnages treated. This was exacerbated by rock mechanic problems experienced at Cuiab mine in the first quarter of 2002 that have since been resolved. Total cash costs increased by 3 percent to $131 per ounce.

During 2001, 209,000 ounces of gold were produced from the Morro Velho operation, at a total cash cost of $127 per ounce.

Growth prospects

The pre-feasibility study for the Cuiab Expansion Project was completed in 2002. The project envisages expanding production from 2,300 tonnes per day to 4,000 tonnes per day, yielding an additional 180,000 ounces per year of production at an estimated capital cost of some $93 million. The feasibility study for the project will be completed during 2003 and, should approval be received, implementation is scheduled for September 2004. Full production capacity would be reached in 2006. The pre-feasibility study of the Lamego project, which envisages the exploitation of 6.3 million tonnes of resources at 5.96g/t, is due to start in 2003. Production is forecast to be 45,000 ounces per year for 10 years, with total capital expenditure of $14 million. Opening of the access ramp to confirm reserves of 600,000 tonnes at 10.78g/t of sulphide ore at Corrego do Sitio began in 2002. The pre-feasibility study to treat the sulphide ore will start in 2003 at an estimated capital expenditure of $13 million. The project is expected to produce 55,000 ounces per year.

Outlook

Looking to 2003, production is expected to increase to 218,000 ounces, at a total cash cost of $106 per ounce. Capital expenditure amounted to $17 million in 2002 and is expected to increase to $28 million during 2003.

•       Serra Grande (attributable 50 percent)

Description: AngloGold owns a 50 percent interest in, and manages, the Serra Grande joint venture. TVX Gold Inc. owns the other 50 percent. Under the terms of the Serra Grande joint venture agreement, AngloGold has the right to appoint some of the management of the Serra Grande joint venture and has the right to a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande. Serra Grande controls, or has an interest in approximately 15,300 hectares in and around the Crixs mining district in the north-western areas of the Gois State, located in the central part of Brazil. The property includes two operating mines.

Geology: The Serra Grande operations are located 5 kilometers from the town of Crixs. They constitute two currently operating mines, Mina III and Mina Nova. The deposits occur in the Rio Vermelho and Ribeiro das Antes formations of the Archaean Pilar de Goia's Group which together account for a large proportion of the Crixs Greenstone Belt in central Brazil. The stratigraphy of the belt is dominated by basics and ultrabasics in the lower sequences with volcano-sedimentary units forming the upper successions. The gold deposits are hosted by a sequence of schists, volcanics and carbonates which occur in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goia's Group of the Upper Archaean. Gold mineralization is associated with massive sulphides and vein quartz material associated with graphitic and sericitic schists and dolomites. The oreshoots plunge to the north-west with dips between 6 degrees and 35 degrees. The stratigraphy is overturned and thrust towards the east.

The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident. The ultrabasics form the western edge of the belt and the basic volcanics and sediments form the core of the unit. The northern edge of the belt is in contact with a series of laminated quartzites and quartz sericite schists of the Lower Proterozoic Araxa Group and a narrow band of graphitic schists and intermediate to ultrabasic volcanics. This latter group is known as the Allocthon Mina Dos Ingleses (AMDI) and is host to a series of garimperos workings north of the town of Crixs where they are mining the talc schists. The general stratigraphy of this unit is similar to that seen in the main greenstone belt although at a smaller scale. However, the mineralization in the northern area exhibits a higher level of base metal mineralization with sphalerite and galena present.

Operating and production data for Serra Grande

	2000	2001	2002
Pay limit (oz/t)	0.17	0.15	0.13
Pay limit (g/t)	5.73	5.04	4.55
Recovered grade (oz/t)	0.238	0.236	0.229
Recovered grade (g/t)	8.15	8.08	7.84
Gold production (000 oz) 100%	193	192	187
Gold production (000 oz) 50%	96	96	94
Total cash costs ($/oz) (1)	112	107	100
Total production costs ($/oz) (1)	208	198	191
Capital expenditure ($ million) 100%	5.4	5.7	5.9
Capital expenditure ($ million) 50%	2.7	2.9	3.0
Employees (2)	502	515	511
Outside contractors (2)	140	137	119

(1)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
            5A.: Operating results - Total cash costs and total production costs".

(2)        Average for the year.

Operating review

Attributable production during 2002 decreased by 3 percent to 94,000 ounces from 96,000 ounces in 2001 as a result of a 3 percent fall in grade owing to a depletion of the sulphide orebodies. Total cash costs decreased by 7 % to $100 per ounce in 2002 from $107 per ounce in 2001 is mainly due to the devaluation of the Real.

During 2001, 96,150 attributable ounces of gold were produced from the Serra Grande operations, at a total cash cost of $107 per ounce. Expectations of an improved gold recovery in 2001 from the gravity concentration circuit installed in 2000 did not materialize.

Growth prospects

Exploration work continues at Serra Grande, with the aim of increasing reserves. During 2002, aerial geophysical work was undertaken and studies to verify geophysical anomalies were carried out through geophysics and drilling. During 2003, it is expected that the investigation of such anomalies will intensify.

Outlook

Production is expected to decrease to 90,000 ounces in 2003, at total cash costs of $90 per ounce. Capital expenditure attributable to AngloGold amounted to $3 million in 2002, and is expected to increase to $4 million during 2003.

Australian operations

Acquired at the end of 1999, the Australian operations (formerly Acacia Resources) comprise Sunrise Dam gold mine (AngloGold's interest is 100 percent), Boddington gold mine (AngloGold's interest is 33.33 percent), which is now closed and on care and maintenance, Union Reefs gold mine (AngloGold's interest is 100 percent) and the Tanami mine (AngloGold's interest is 40 percent), which is currently leased for third party ore processing.

.

•       Sunrise Dam (attributable 100 percent)

Description: Sunrise Dam gold mine lies some 220 kilometers north-northeast of Kalgoorlie and 55 kilometers south of Laverton in Western Australia. Gold production began in March 1997 at the Cleo deposit. Ore is mined by open-pit methods using contract mining and treated in a conventional gravity and leach process plant.

Geology: Sunrise Dam Mine is based on the Cleo deposit, which was discovered by Acacia's exploration team in 1993 under about 40 meters of sand. In addition to the Cleo resource, the Golden Delicious resource has been identified seven kilometers north-east of Cleo. Gold ore at Cleo is structurally controlled and hosted by a banded iron formation and volcanic rocks. The best-developed ore occurs in structures with a shallow westerly dip such as the Sunrise Shear and steep structures such as the Western Shear and Western Deeps. The ore zone has not yet been closed off to the south, north or at depth.

Operating and production data for Sunrise Dam

	2000	2001	2002
Pay limit (oz/t)	0.08	0.06	0.08
Pay limit (g/t)	2.67	2.15	2.37
Recovered grade (oz/t)	0.113	0.111	0.102
Recovered grade (g/t)	3.87	3.81	3.49
Gold production (000 oz)	225	295	382
Total cash costs ($/oz) (1)	172	153	177
Total production costs ($/oz) (1)	236	210	230
Capital expenditure ($ million)	26.8	37.9	25.7
Employees (2)	95	115	112
Outside contractors (2)	165	360	253

(1)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
            5A.: Operating results - Total cash costs and total production costs".

(2)        Average for the year.

Operating review

During 2002, gold production at Sunrise Dam increased by 30 percent from 295,000 ounces in 2001 to 382,000 ounces as plant throughput rose by 41 percent to an annual rate of 3.4 million tonnes per annum following the capital expansions undertaken in 2001. Total cash costs increased by 15 percent to $177 per ounce in 2002. In Australian dollar terms, total cash costs increased by 9 percent during the same period. After completion of a major cutback at the end of 2001, mining in the new Mega Pit reached full capacity in the first half of 2002.

During 2001, the Sunrise Dam operation produced 295,000 ounces of gold at an average total cash cost of $153 per ounce. The throughput of the operation was 3 million tonnes per annum by end of 2001 as a result of expansions completed during 2001.

Growth prospects

Very encouraging exploration results were achieved at Sunrise Dam during 2002. In addition, smaller cutback in the Watu section of the Mega Pit, was approved during 2002, giving access to additional ore that had been identified for ongoing drilling.

Outlook

Production at Sunrise Dam should remain unchanged at 382,000 ounces in 2003 at expected total cash costs of $192 per ounce. Capital expenditure was $26 million in 2002 and should be in the order of $14 million in 2003.

•       Boddington (attributable 33.33 percent)

Description: Boddington gold mine, which closed at the end of 2001, was an open-pit operation approximately 100 kilometers south east of Perth. Formerly operated by Worsley Alumina, since September 2002 it has been operated by the Boddington Gold Mine Management Company under the direction of the Boddington joint venture partners, namely AngloGold (33.33 percent), Newmont Boddington (44.44 percent) and Newcrest Operations (22.22 percent).

Geology: Boddington is located in the Archaean Saddleback greenstone belt in south-west Western Australia. The main zone of gold mineralization occurs reasonably continuously over a strike length of over five kilometers and a width of about one kilometer. The oxide gold mineralization forms a semi-continuous blanket within the upper iron-rich laterite, with more erratic gold distribution in the lower zones.

The basement rocks below the oxide zone host gold mineralization with a variety of geological styles, predominantly in andesitic volcanics and diorite dikes.

Operating and production data for Boddington

	2000	2001	2002
Pay limit (oz/t)	0.02	0.02	-
Pay limit (g/t)	0.68	0.63	-
Recovered grade (oz/t)	0.024	0.027	-
Recovered grade (g/t)	0.82	0.92	-
Gold production (000 oz) 100%	231	234	6
Gold production (000 oz) 33.33%	77	78	2
Total cash costs ($/oz) (1)	216	190	-
Total production costs ($/oz) (1)	260	231	-
Capital expenditure ($ million) 100%	6.0	1.8	-
Capital expenditure ($ million) 33.33%	2.0	0.6	-
Employees (2)	114	16	12
Outside contractors (2)	237	10	29

(1)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
            5A.: Operating results - Total cash costs and total production costs".

(2)        Average for the year.

Operating review

In 2002, production of an attributable 2,000 ounces was from plant clean-up. The plant is on care and maintenance pending commencement of the Boddington expansion project. The feasibility study for the Boddington expansion, or Wandoo project, remains under review by the joint venture partners. During 2002, plant and equipment that will not be required for the expansion was progressively disposed of.

During 2001, the mine produced 78,000 attributable ounces of gold at a total cash cost of $190 per ounce. Two treatment plants operated at the mine. The milling rate at the Direct Leach plant was 8.3 million tonnes per annum, with 0.5 million tonnes per annum processed at the Basement plant. The feasibility study for the Boddington expansion, or Wandoo project, was completed in 2000 and submitted to the joint venture partners for their review.

Growth prospects

A decision to proceed with the Boddington Expansion Project is expected by the second half of 2003. AngloGold owns 33.33 percent of the Boddington Gold Mine, along with Newmont (44.44 percent) and Newcrest (22.22 percent). A feasibility study completed in 2000 was based on an operation with a throughput of 25 million tonnes per annum, producing an average of 600,000 ounces of gold and 22,500 tonnes of copper per annum over a life of mine of 15 years, at an estimated attributable capital cost of $90 million. Further work has been undertaken by the respective joint venture partners during 2002 to further test the feasibility study, better understand the project risk and identify opportunities for enhancing returns. This work is likely to continue into the second quarter of 2003. During 2002, Worsley Alumina - the previous manager of the project - was replaced by the Boddington Gold Mining Management Company, which is owned by the joint venture partners in proportion to their interests in the project. Environmental approvals associated with the expansion were received in June 2002 and will remain valid for a period of five years.

•       Union Reefs (attributable 100 percent)

Description: Union Reefs open-pit gold operations lie some 160 kilometers south-east of Darwin between the townships of Pine Creek and Adelaide River in the Northern Territory.

Geology: The project areas lie in the central portion of the Pine Creek geosyncline, an Early Proterozoic sequence of deformed sediments which were intruded by a series of granitoids. Gold mineralization at Union Reefs lies within the Pine Creek Shear Zone and is indicated by numerous historic gold workings centered on two north-west trending lines of mineralization which extend over a strike length of 4.5 kilometers. Economic mineralization has been outlined over a strike length of 2.5 kilometers between Crosscourse and Union North and is typically subvertical and associated with quartz-sulphide veining.

Operating and production data for Union Reefs

	2000 (1)	2001	2002
Pay limit (oz/t)	0.04	0.03	0.03
Pay limit (g/t)	1.47	1.11	1.05
Recovered grade (oz/t)	0.040	0.040	0.040
Recovered grade (g/t)	1.36	1.36	1.36
Gold production (000 oz)	174	114	118
Total cash costs ($/oz) (2)	254	230	224
Total production costs ($/oz) (2)	345	386	364
Capital expenditure ($ million)	1.1	0.3	0.1
Employees (3)	80	70	62
Outside contractors (3)	215	170	125

(1)        The neighboring Brocks Creek mine closed during 2000. Figures include operations at Brocks Creek until its closure and operations only at Union Reefs subsequently.

(2)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Items
            5A.: Operating results - Total cash costs and total production costs".

(3)        Average for the year.

Operating review and prospects

In 2002, gold production at Union Reefs increased by 4 percent to 118,000 ounces from 114,000 ounces in 2001, despite disruptions to mining in the main Crossourse pit during the wet season at the beginning of 2002, and an increased focus on mining smaller, satellite resources. Furthermore, total cash costs fell by 3 percent to $224 per ounce as a result of the higher production and tight cost control. In Australian dollar, total cash costs decreased by 3 percent during the same period. The mine remains in closure mode, with operations expected to cease in the second half of 2003.

In 2001, 114,100 ounces were produced, with total cash costs of $230 per ounce. The Brocks Creek mine ceased operations during 2000 and was sold in late 2001.

•       Tanami (attributable 40 percent)

Description: The Tanami open-pit gold operations are located in the Tanami desert, 650 kilometers north-west of Alice Springs in the Northern Territory.

Geology: The majority of known gold mineralization in the district is hosted by the Mount Charles Beds which consist of Early Proterozoic sediments and volcanic rocks which are metamorphosed, and generally steeply dipping, complexly folded and magnetic. A complex and variable regolith is well developed to depths of up to 70 meters. The exploration tenements are extensively covered by sand, clay, silicrete and calcrete. The dominant mineralization control is structural although there is some stratigraphic control, with basaltic units the preferred host.

Operating and production data for Tanami operations

	2000	2001	2002 (1)
Pay limit (oz/t)	0.08	0.05	-
Pay limit (g/t)	2.88	1.8	-
Recovered grade (oz/t)	0.076	0.053	-
Recovered grade (g/t)	2.59	1.81	-
Gold production (000 oz) 100%	120	32	-
Gold production (000 oz) 40%	48	22	-
Total cash costs ($/oz) (2)	286	278	-
Total production costs ($/oz) (2)	417	545	-
Capital expenditure ($ million) 100%	3.3	1.0	-
Capital expenditure ($ million) 40%	1.3	0.4	-
Employees (3)	93	-	-
Outside contractors (3)	240	-	-

(1)        There was no production attributable to AngloGold in 2002.

(2)        Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item
            5A.: Operating results - Total cash costs and total production costs".

(3)        Average for the year.

Operating review

During 2002, there was no production from the mine attributable to AngloGold. The process plant is leased to Newmont North Flinders (NFM) to treat ore from its Groundrush deposit, some 65 kilometers from the Tanami plant. This arrangement will last for up to three years and will result in annual revenues to AngloGold of at least A$2 million ($1.12 million).

Operations ceased during the third quarter of 2001 when the remaining stockpiles were exhausted. The ore was processed at the Tanami processing plant, about 23 kilometers north of the open pits. The operation produced 21,500 attributable ounces in 2001, with total cash costs of $278 per ounce. By year end, the process plant had been leased to Newmont North Flinders (NFM) to treat ore from its Groundrush deposit.

Rights to mine and title to properties

AngloGold's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located.

South Africa

Currently, South African property law provides for the ownership of mineral rights by private individuals, including companies. It is possible for one person to own the surface of a property and for another to own the mineral rights. Mineral rights can be divided into the different minerals, each capable of separate ownership so that, for example, one person can own the coal rights, another the precious metals rights and a third the diamond rights. An owner of mineral rights can lease them, mortgage them or dispose of them at will. The government is also an owner of mineral rights and is treated in the same manner as a private individual. Currently, AngloGold owns the surface rights of areas deemed to be critical to its operations in South Africa as well as the mineral rights to all of its mining areas and possesses all required mining authorizations to conduct its operations.

Rights to mine in South Africa are derived from mining authorizations granted by the State over mineral rights in the name of the holder of those rights pursuant to the Minerals Act No. 50 of 1991. To obtain a mining authorization, the miner must first show that it has the capacity to mine, and the ability to rehabilitate the environment and comply with safety and other requirements. An environmental rehabilitation plan must be filed and approved by various government departments covering the restoration of the surface areas of the mine, the prevention of water and dust pollution and the removal of structures not required for other purposes. Previously, mining rights were held under leases issued by the State under the terms of which a mining lease payment was made to the State as an effective resource tax. Lease payments are now made only where the State owns the mineral rights. All South African operations have indefinite mining licenses under the current legislation (for a full discussion see note 27 to the consolidated financial statements, "Minerals and Petroleum Resources Development Act 2002").

AngloGold has submitted all required environmental rehabilitation plans relating to its operations to the South African authorities. All these plans have been approved.

Mineral and Petroleum Resources Development Act 2002

In October 2002 the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002 which was passed by Parliament in June 2002. It will come into operation on a date to be proclaimed by the President, which is expected to be during or shortly after June 2003. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State. AngloGold owns substantially all the mineral rights for which it holds mining authorizations.

The new Act vests custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights.

Where AngloGold holds mineral rights and mining authorizations and is conducting mining operations on the date on which the new Act comes into effect, it will be able within five years from the date of effectiveness of the new Act to submit the old rights and authorization for conversion to a new mining right. AngloGold will need to submit a mining work program and thereby to substantiate the area and period of the new right, and also to comply with the requirements of the undermentioned Charter. A similar procedure applies where AngloGold holds prospecting rights and a prospecting permit and is conducting prospecting operations, but AngloGold must apply for conversion to a new prospecting right within two years from the date of effectiveness of the new Act for which purpose a prospecting work program must be submitted. Where AngloGold holds unused rights however, AngloGold will have one year to apply for new prospecting rights or mining rights, the requirements in regard to which are more stringent than for conversion, involving, for example, non-concentration of resources, fair competition, no exclusionary effects, and proof of financial and technical ability.

If AngloGold does not acquire new rights under the new Act, AngloGold would be entitled to claim compensation from the State if it can prove that thereby its property has been expropriated. Whether mineral rights constitute property and whether the new Act does bring about an expropriation are both aspects which are the subject of legal debate which is likely to be settled ultimately by litigation. The factors in determining compensation include not only fair market value but also history of acquisition and use and aspects of redress and reform which could have the effect of reducing the compensation.

AngloGold cannot give assurance that it will be successful in its application for conversion of old rights to new rights under the new Act, but the company is optimistic in this regard. In addition, it is uncertain if and to what extent AngloGold would receive compensation from the State to the extent it would not acquire new rights.

Even where new rights are obtained under the new Act, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant do not substantiate the need to retain the area covered by the old right. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, a maximum of 30 years with renewals of up to 30 years each and in the case of prospecting rights, up to five years with one renewal of up to three years. The new Act provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will be transferable subject to the approval of the Minister of Mines (Minister). Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.

The new rights can be suspended or cancelled by the Minister on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work program.

The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Money Bill, 2003, which was released in March 2003 for comment, and which proposes a quarterly payment of royalty of 3 percent of gross revenue in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right.

The new Act calls for a Charter to be developed by the Minister within five years of commencement of the new Act, but the content of which has largely been agreed with mining industry representatives (including AngloGold), and with representatives of other stakeholders. The Charter's stated objectives include;

•       expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation,

•       expansion of the skills base of such persons,

•       the promotion of employment and advancement of the social and economic welfare of mining communities, and

•       promotion of beneficiation.

The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent such ownership within ten years. It contemplates that this will be achieved inter alia by disposals of assets by mining companies to historically disadvantaged persons on a willing seller - willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003.

AngloGold fully supports the notion that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. AngloGold has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter's spirit. AngloGold believes that it is well placed to meet the Charter's targets in accordance with the scorecard.

AngloGold has completed a number of asset sales to companies owned by historically disadvantaged persons in the past four years, which meet the requirements of the Charter and the scorecard. According to AngloGold's estimates based on 2002 operating data, these transactions transfer 24.1 percent of AngloGold's attributable units of production to historically disadvantaged persons. However, AngloGold would expect the State to conduct its own assessment of these transfers when AngloGold submits its conversions. In addition, AngloGold is continuing to evaluate alternative ways in which to achieve objectives of the Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts.

AngloGold has made significant progress towards meeting the requirements of the Charter and the scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. AngloGold will also reflect these results when it lodges its conversions or applications for acquisition of new rights to replace its existing rights. AngloGold's performance under the criteria set by the Charter and the scorecard will be assessed by the State upon the occurrence of such lodgments or applications. Details of the State's methodology for calculating performance in regard to beneficiation has however not yet been made public.

Any significant adjustment to AngloGold's property ownership structure could have a material adverse effect on AngloGold's financial condition or the value of AngloGold's ordinary shares, and failure to comply with the requirements of the Charter and the scorecard could subject AngloGold to negative consequences, the scope of which has not yet been fully determined.

AngloGold may also incur expenses to give additional effect to the Charter and the scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons as part of the industry-wide commitment to assist such persons in securing R100 billion of financing during the first five years of the Charter's life. There is furthermore no guarantee that any steps AngloGold might take to comply with the Charter would ensure that it could successfully acquire new mining rights in place of its existing rights. In addition, the terms of such new rights may not be as favourable to AngloGold as are those of its existing rights. Having said this, AngloGold believes, based on present indications, that it should be able successfully to acquire new rights on reasonable terms.

The new Act also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the new Act, has undertaken a review of the environmental costs and liabilities associated with its South African operations in the light of the new, as well as the existing, environmental requirements. While this examination could result in an increase in AngloGold's compliance costs and accruals for environmental remediation, it is not certain at this stage whether these costs or liabilities will have a material adverse effect on AngloGold's financial condition or results of operations.

See "Item 3D.: Risk Factors - Changes to mineral rights ownership regimes in countries where AngloGold's mineral deposits are located could have a material impact on AngloGold's financial position".

Mali

Mineral rights in Mali are governed by the Mining Act and Regulations promulgated in 1991. Exploration is carried out under permits granted by Ministerial Decree following application to the National Director of Geology and Mines from the Ministry of Mines, Energy and Water conveying exclusive title to conduct exploration. The permit is valid for a three-year period and renewable twice. The company applying (in a randomly selected area) for such a permit must provide proof of technical and financial capabilities.

An exploitation permit is required in order to mine a deposit located within the exploration area. This permit grants exclusive title to mine for a maximum period of 30 years (inclusive of renewals) and is granted by the head of State following application to the national director of mines.

Both permits referred to above include a Mining Convention (convention d'tablissement) covering exploration, mining, treatment and marketing in a comprehensive document. This outlines the general conditions with regard to exploration (work program, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, State shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programs for local labor, protection of the environment, reclamation, safety, hygiene, and settlement of disputes).

Application for an exploration permit is submitted to the national director of mines based on various documents, including applicant identification, locations, receipts for payment of fixed rights and surface fees and articles of association, together with a draft mining convention. An inter-ministerial committee examines the applications and one company is retained to do the exploration. This company then negotiates a draft of the Mining Convention and the minister of mines grants the exploration permit by an in-house decree published in the Malian Gazette.

Once an economically viable deposit has been identified, an application for an exploitation permit is submitted to the national director of mines. This application must be made prior to the expiry of the exploration permit. The application document also contains a map and coordinates, a receipt for payment of fixed rights and surface fees and a summary of technical and financial capabilities. The exploitation title is granted following a thorough investigation. AngloGold has complied with all applicable requirements and the relevant permits have been issued.

Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.

Namibia

Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Minerals and Energy initially grants a prospecting license and on presentation of a feasibility study, a mining license is then granted taking into account the abilities of the company, including mining, financial and technical capabilities, rehabilitation programs and payment of royalties. The relevant license has been granted to AngloGold in respect of its mining and prospecting activities in Namibia. The current 15-year license which was to expire in 2003 has been renewed and extended for another 15 years to 2018.

Tanzania

Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998 (the Act) and property in and control over minerals are vested in the State of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Minister of Mines and Energy under the Act. The three types of mineral rights most often encountered, which are also those applicable to AngloGold, are:

•       prospecting licenses;

•       retention licenses; and

•       mining licenses.

A prospecting license grants the holder thereof the exclusive right to prospect in the area covered by the license for minerals to which the license applies for a period of three years. Thereafter, the license is renewable for two further periods of two years each. A company applying for a prospecting license must, inter alia, state the financial and technical resources available to it. On each renewal of a prospecting license, 50 percent of the area covered by the license must be relinquished. Mining is carried out through either a mining license or a special mining license, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the license. A mining license is granted for a period of ten years and is renewable for a further period of ten years. A special mining license is granted for a period of 25 years and is renewable for a further period of 25 years. If the holder of a prospecting license has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention license which will entitle the holder thereof to apply for a special mining license when it sees fit to proceed with mining operations. A retention license is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person, except for a mining license, which must have the approval of the Ministry to be assigned. However, this approval requirement for the assignment of a mining license will not apply if the mining license is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations. A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts. AngloGold has complied with all applicable requirements and the relevant licenses have been issued for 25 years and expire in 2024.

United States of America

Mineral rights, as well as surface rights, in the United States of America are owned by private parties, State governments and the federal government. Most lands prospective for precious metals exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the Federal Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address matters including environmental protection, mitigation and reclamation. Authorizations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies at all phases of mining activities.

The Jerritt Canyon joint venture property control consists of owned or leased unpatented mining claims covering 58,000 acres of public lands, and owned or leased property covering 21,000 acres of private lands. Ownership of unpatented mining claims for public lands and ownership of private lands provide the joint venture with the right to mine for an indefinite tenure. Leases of public or private property rights to the joint venture also convey full mining rights and have terms, which are indefinitely extended so long as operations continue. All life of mine reserves are within these property controls. The mining and reclamation permits issued by the State of Nevada and the US Forest Service are life of mine permits. As announced on February 27, 2003, AngloGold entered into a purchase and sale agreement with Queenstake Resources USA Inc (Queenstake) for its interest in the Jerritt Canyon Joint Venture. The agreement includes inter alia that Queenstake accept full closure and reclamation and other liabilities.

The Cripple Creek & Victor Gold Mining Company joint venture is almost entirely comprised of company owned patented mining claims for public lands, with a small percentage of private and State lands being leased and the balance owned. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life of mine reserves are within these property controls. The mining and reclamation permits issued by the State of Colorado are life of mine permits.

South America

In Brazil, Mine Manifests (mining titles granted in 1936) and Mining Decrees (mining titles presently granted via a decree signed by the Minister of Mines and Energy) are valid for an undetermined period - until depletion of reserves - provided that the mining title holder complies with present Brazilian mining legislation, as well as with those requirements set out by the DNPM who acts as inspecting entity for mining activities. The difference between a Mine Manifest and a Mining Decree consists in the legal nature of these two mining titles, since it is much more difficult and complicated for the Public Administration to extinct a Mine Manifest than a Mining Decree, although, in practice, it is possible to cancel or become extinct if the abandonment of the mining practices is formally proven. All of AngloGold's operations in Brazil have indefinite mining licenses.

According to Argentinean Mining Legislation, mines are purchased by virtue of legal license granted by competent authority under the provisions of the Mining Code. Regarding those provisions, anyone who owns a mining license can make use of it as any other property under Argentinean legislation within the special dispositions of the Argentine Mining Code. The usual ways used in Argentina to transfer rights over mining licenses are: to sell the license; to lease it; or to assign the rights under such a license by a beneficial interest or Usufruct Agreement. The current license expires in 2036.

Australia

In Australia, with few exceptions, all onshore mineral rights are reserved to the government of the relevant State or Territory. Exploration for, and mining of, minerals is regulated by the general mining legislation of each respective State or Territory and controlled by the relevant State or Territory mining ministry. Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and State Aboriginal heritage legislation also operate to protect special sites and areas from disturbance, to date there has not been any adverse impact on any of AngloGold's operating properties.

AngloGold's operating properties are located in the State of Western Australia and the Northern Territory. The most common forms of tenure are exploration and prospecting licenses, mining leases and general purpose leases. In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration license has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property. It is possible for one person to own the surface of the property and for another to own the mineral rights. Typically the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the discretion of the respective State or Territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister. Government royalties are payable as specified in the relevant legislation in each State or Territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

AngloGold owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations, and both it and its joint venture partners are fully authorized to conduct operations in accordance with relevant laws and regulations. The mining leases cover the current life of mines at AngloGold's operations in Australia.

Ore reserves

The following tables set out the group's proven and probable ore reserves as of December 31, 2001 and 2002, in both imperial and metric units. The tables for 2001 include the Free State operations (comprising Bambanani, Joel, Tshepong and Matjhabeng) which were sold with an effective date of January 1, 2002. See "Item 4A.: History and development of the company" and note 24 to the consolidated financial statements "Sales of shafts".

Ore reserve estimates in this annual report are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine plans within the period of AngloGold's existing rights to mine, or within the time period of assured renewal periods of AngloGold's rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See "Item 4B.: Business overview - Rights to mine and title to properties", "- Safety and Health", and "Item 4D.: Property, plants and equipment".

AngloGold has standard procedures for the estimation of ore reserves. These procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons. Firstly, gold content and tonnage are estimated for in situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars, shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with the cost structure, yield, mine call factor and reserves of the operation and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the ore reserve for that operation.

For 2002, ore reserve estimates for South Africa were calculated at $325 per ounce (2001: $275 per ounce) at an exchange rate of R9.00 = $1 (2001: R8.06 = $1) and at $325 per ounce (2001:$300 per ounce) for East and West Africa (except Geita) and North and South America. Geita was calculated at $300 per ounce. For 2002, ore reserve estimates were calculated at $234, $325 and $308 (2001: $234, $300 and $275) per ounce for Boddington, Sunrise Dam and Union Reefs, respectively, each at an exchange rate of A$0.55 = $1; A$0.57 = $1 and A$0.56 = $1, respectively, (2001: A$0.55 = $1).

It should be noted that in Australia and South Africa, AngloGold is legally required to publicly report ore reserves and mineral resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code) and the South African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC Code). The SEC's Industry Guide 7 does not recognize mineral resources. Accordingly, AngloGold does not report estimates of mineral resources in this annual report on Form 20-F.

As with last year's report, tonnage and grades are reflected on a delivered-to-mill basis. The gold content estimate will be affected by losses (and gains) in three main areas: differences arising out of statistical and sampling variation; dilution in the mining and transport processes and metallurgical recovery process losses. These factors operate independently of one another.

AngloGold's ore reserve estimates for 2001 in this annual report do not include any reserves located below infrastructure in the case of South Africa, nor any undeveloped reserves at AngloGold's other mines. The ore reserve estimates for 2002 in this annual report include reserves below infrastructure in the case of certain South African mines. These are detailed on page 68.

AngloGold's ore reserve statements have been prepared by the competent persons who manage AngloGold's ore reserves. See "Item 6.: Directors, senior management and employees". Independent parties have not reviewed the majority of the ore reserves during the last three years.

Ore reserves: Imperial

	At December 31, 2002
	Proven ore reserves (1)			Probable ore reserves (1)			Metallurgical
			Gold			Gold	Recovery
	Tons	Grade	Content (1)	Tons	Grade	content (1)	Factor
	(mill)	(oz/ton)	(mill oz)	(mill)	(oz/ton)	(mill oz)%
South African operations
West Wits
Mponeng (10)	5.2	0.234	1.2	34.1	0.244	8.3	97.4%
Savuka	0.9	0.219	0.2	13.1	0.191	2.5	97.5%
TauTona (10)	3.3	0.330	1.1	17.2	0.304	5.2	97.6%
Vaal River
Great Noligwa	5.3	0.267	1.4	17.1	0.323	5.5	96.7%
Kopanang	4.4	0.229	1.0	21.2	0.235	5.0	96.2%
Moab Khotsong (5) (10)	-	-	-	22.8	0.392	9.0	96.0%
Tau Lekoa	7.4	0.127	0.9	26.1	0.113	3.0	95.5%
Surface
Surface sources (including Ergo)	77.9	0.012	0.9	119.9	0.019	2.3	52-73%(8)
East and West African operations
Geita (50%) (2)	17.0	0.107	1.8	21.8	0.133	2.9	81-95%(9)
Morila (40%) (2)	2.1	0.182	0.4	10.1	0.129	1.3	91%
Navachab	1.3	0.041	0.1	10.6	0.055	0.6	87-92%(9)
Sadiola (38%) (2)	2.6	0.053	0.1	10.7	0.094	1.0	76-95%(9)
Yatela (40%) (2)	0.7	0.043	-	4.4	0.110	0.5	75-85%(9)
South American operations
Amapari (7)	3.6	0.063	0.2	7.2	0.062	0.4	90%
Cerro Vanguardia (92.5%) (2)	8.9	0.218	2.0	0.8	0.296	0.2	96%
Morro Velho	2.6	0.201	0.5	5.5	0.219	1.2	92%
Serra Grande (50%) (2)	1.5	0.218	0.3	0.6	0.234	0.1	92-96%(9)
North American operations
Cripple Creek & Victor	63.3	0.037	2.3	75.3	0.026	2.0	64%
Jerritt Canyon (70%) (2)	0.5	0.375	0.2	1.3	0.184	0.2	88%
Australian operations
Boddington (33.33%) (2)	45.7	0.027	1.3	97.4	0.024	2.4	83-92%(9)
Sunrise Dam	7.6	0.126	1.0	11.1	0.146	1.6	82-95%(9)
Tanami (40%) (2) (6)	-	-	-	-	-	-	N/a
Union Reefs (3)	0.7	0.048	-	2.1	0.026	0.1	94%
Total	262.7	0.065	17.0	530.4	0.104	55.3

(1)        Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)        Reserves attributable to AngloGold's percentage interest shown.

(3)        Formerly reported as Pine Creek. Operations in Brocks Creek ceased in 2000. Figures reflect only Union Reefs.

(5)        No proven ore reserves as the mine is still in the development stage.

(6)        No ore reserves as the mine is planned to be closed down and thus is not in the life of mine plan.

(7)        No ore reserves as the mine is still in the feasibility stage and hence is not in the life of mine plan.

(8)        Varies between Ergo (52 percent) and other surface sources (72 percent)

(9)        Recovery factor varies according to ore type

(10)      Probable ore reserves include reserves below infrastructure. See table below.

The 2002 probable ore reserves include reserves below infrastructure in the case of the following South African mines:

Mine	Tons (millions)	Grade (ounces/ton)	Gold content (million ounces)

Mponeng	17.264	0.256	4.423
TauTona	7.666	0.252	1.928
Moab Khotsong	12.083	0.380	4.589
Total	37.013	0.296	10.940

The reserves in respect of the remaining AngloGold mines do not include any undeveloped reserves.

Ore reserves: Imperial

	At December 31, 2001
	Proven ore reserves (1)			Probable ore reserves (1)		Metallurgical
			Gold			Gold	Recovery
	Tons	Grade	Content	Tons	Grade	Content	Factor
	(mill)	(oz/ton)	(mill oz)	(mill)	(oz/ton)	(mill oz)%
South African operations
West Wits
Mponeng	2.6	0.251	0.7	15.4	0.273	4.2	97.6%
Savuka	1.0	0.231	0.2	6.5	0.190	1.2	97.5%
TauTona	2.5	0.338	0.9	12.8	0.364	4.6	97.5%
Vaal River
Great Noligwa	7.5	0.295	2.2	19.2	0.326	6.3	96.9%
Kopanang	2.3	0.245	0.6	24.1	0.209	5.1	95.9%
Moab Khotsong (5)	-	-	-	11.1	0.417	4.7	96.0%
Tau Lekoa	7.7	0.132	1.0	16.6	0.134	2.2	94.8%
Free State (4)
Bambanani	2.8	0.259	0.7	4.3	0.216	0.9	97.0%
Joel	0.9	0.130	0.1	7.7	0.165	1.3	96.5%
Matjhabeng (6)	-	-	-	-	-	-	N/a
Tshepong	2.9	0.247	0.7	22.6	0.234	5.3	97.2%
Surface
Surface sources (including Ergo)	44.6	0.011	0.5	125.4	0.018	2.2	53-83%
East and West African operations
Geita (50%) (2)	20.7	0.100	2.1	13.8	0.130	1.8	81-95%
Morila (40%) (2)	0.4	0.089	-	11.8	0.141	1.7	91%
Navachab	0.4	0.053	-	4.5	0.048	0.2	87-92%
Sadiola (38%) (2)	2.2	0.052	0.1	12.8	0.102	1.3	85-95%
Yatela (40%) (2)	0.8	0.065	-	4.6	0.110	0.5	85%
South American operations
Amapari (7)	-	-	-	-	-	-	N/a
Cerro Vanguardia (46.25%) (2)	3.9	0.249	1.0	0.3	0.297	0.1	96.3%
Morro Velho	2.5	0.226	0.6	4.3	0.213	0.9	93.3%
Serra Grande (50%) (2)	1.3	0.212	0.3	1.1	0.216	0.2	90-95%
North American operations
Cripple Creek & Victor	88.6	0.035	3.1	68.1	0.028	1.9	62%
Jerritt Canyon (70%) (2)	1.1	0.325	0.4	1.5	0.210	0.3	87-92%
Australian operations
Boddington (33.33%) (2)	45.7	0.027	1.3	97.4	0.024	2.4	83-92%
Sunrise Dam	8.7	0.118	1.0	10.0	0.141	1.4	80-95%
Tanami (40%) (2) (6)	-	-	-	-	-	-	N/a
Union Reefs (3)	1.0	0.051	0.1	2.0	0.021	-	93.6%
Total	252.4	0.069	17.5	498.4	0.102	50.8

(1)        Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)        Reserves attributable to AngloGold's percentage interest shown.

(3)        Formerly reported as Pine Creek. Operations in Brocks Creek ceased in 2000. Figures reflect only Union Reefs.

(4)        Free State operations were sold to Free Gold with an effective date of January 1, 2002. See "Item 4A: History and development of the company" and note 24 to the consolidated financial statements "Sales of shafts'.

(5)        No proven ore reserves as the mine is still in the development stage.

(6)        No ore reserves as the mine is planned to be closed down and thus is not in the life of mine plan.

(7)        No ore reserves as the mine is still in the feasibility stage and hence is not in the life of mine plan.

Ore reserves: Metric

	At December 31, 2002
	Proven ore reserves (1)			Probable ore reserves (1)			Metallurgical
			Gold			Gold	Recovery
	Tonnes	Grade	Content	Tonnes	Grade	Content	Factor
	(mill)	(g/t)	(tonnes)	(mill)	(g/t)	(tonnes)%
South African operations
West Wits
Mponeng (10)	4.7	8.03	37.8	30.9	8.37	259.0	97.4%
Savuka	0.8	7.50	5.9	11.9	6.55	78.0	97.5%
TauTona (10)	3.0	11.31	33.6	15.6	10.43	162.8	97.6%
Vaal River
Great Noligwa	4.8	9.15	44.0	15.5	11.06	171.2	96.7%
Kopanang	4.0	7.85	31.5	19.2	8.07	154.6	96.2%
Moab Khotsong (5) (10)	-	-	-	20.7	13.45	278.8	96.0%
Tau Lekoa	6.7	4.36	29.2	23.7	3.89	92.1	95.5%
Surface
Surface sources (including Ergo)	70.7	0.40	28.5	108.8	0.65	70.7	52-73%(8)
East and West African operations
Geita (50%) (2)	15.4	3.67	56.5	19.8	4.55	90.2	81-95%(9)
Morila (40%) (2)	1.9	6.23	11.6	9.2	4.42	40.8	91%
Navachab	1.2	1.40	1.7	9.6	1.87	17.9	87-92%(9)
Sadiola (38%) (2)	2.4	1.82	4.4	9.7	3.23	31.3	76-95%(9)
Yatela (40%) (2)	0.6	1.49	0.9	4.0	3.77	15.1	75-85%(9)
South American operations
Amapari (7)	3.3	2.15	7.2	6.5	2.12	13.8	90%
Cerro Vanguardia (92.5%) (2)	8.1	7.48	60.8	0.7	10.15	6.8	96%
Morro Velho	2.4	6.91	16.7	5.0	7.52	37.5	92%
Serra Grande (50%) (2)	1.4	7.46	10.7	0.5	8.01	4.2	92-96%(9)
North American operations
Cripple Creek & Victor	57.4	1.26	72.2	68.3	0.90	61.6	64%
Jerritt Canyon (70%) (2)	0.4	12.84	5.5	1.1	6.31	7.2	88%
Australian operations
Boddington (33.33%) (2)	41.5	0.94	39.0	88.4	0.84	74.3	83-92%(9)
Sunrise Dam	6.9	4.31	29.8	10.1	4.99	50.4	82-95%(9)
Tanami (40%) (2) (6)	-	-	-	-	-	-	N/a
Union Reefs (3)	0.6	1.64	0.9	1.9	0.90	1.7	94%
Total	238.3	2.22	528.3	481.2	3.57	1,720.0

(1)        Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)        Reserves attributable to AngloGold's percentage interest shown.

(3)        Formerly reported as Pine Creek. Operations in Brocks Creek ceased in 2000. Figures reflect only Union Reefs.

(5)        No proven ore reserves as the mine is still in the development stage.

(6)        No ore reserves as the mine is planned to be closed down and thus is not in the life of mine plan.

(7)        No ore reserves as the mine is still in the feasibility stage and hence is not in the life of mine plan.

(8)        Varies between Ergo (52 percent) and other surface sources (72 percent)

(9)        Recovery factor varies according to ore type

(10)      Probable ore reserves include reserves below infrastructure. See table below.

The 2002 probable ore reserves include reserves below infrastructure in the case of the following South African mines:

Mine	Tonnes (millions)	Grade (grams/ton)	Gold content (tonnes million)
Mponeng	15.662	8.78	137.556
TauTona	6.954	8.62	59.979
Moab Khotsong	10.962	13.02	142.727
Total	33.578	10.13	340.262

The reserves in respect of the remaining AngloGold mines do not include any undeveloped reserves.

 Ore reserves: Metric

	At December 31, 2001
	Proven ore reserves (1)			Probable ore reserves (1)			Metallurgical
			Gold			Gold	Recovery
	Tonnes	Grade	Content	Tonnes	Grade	Content	Factor
	(mill)	(g/t)	(tonnes)	(mill)	(g/t)	(tonnes)%
South African operations
West Wits
Mponeng	2.4	8.62	21.0	14.0	9.35	130.6	97.6%
Savuka	0.9	7.92	7.1	5.9	6.50	38.5	97.5%
TauTona	2.3	11.59	26.7	11.6	12.47	144.6	97.5%
Vaal River
Great Noligwa	6.8	10.13	69.2	17.4	11.16	194.7	96.9%
Kopanang	2.1	8.41	17.7	21.9	7.18	157.2	95.9%
Moab Khotsong (5)	-	-	-	10.1	14.30	144.8	96.0%
Tau Lekoa	7.0	4.51	31.6	15.1	4.58	69.0	94.8%
Free State (4)
Bambanani	2.5	8.87	22.4	3.9	7.42	29.3	97.0%
Joel	0.8	4.44	3.5	7.0	5.67	39.9	96.5%
Matjhabeng (6)	-	-	-	-	-	-	N/a
Tshepong	2.6	8.47	21.6	20.5	8.02	164.6	97.2%
Surface
Surface sources (including Ergo)	40.5	0.39	15.9	113.8	0.60	68.5	53-83%
East and West African operations
Geita (50%) (2)	18.8	3.42	64.4	12.5	4.46	55.7	81-95%
Morila (40%) (2)	0.4	3.06	1.1	10.7	4.83	51.9	91%
Navachab	0.4	1.82	0.7	4.1	1.64	6.8	87-92%
Sadiola (38%) (2)	2.0	1.79	3.7	11.6	3.51	40.9	85-95%
Yatela (40%) (2)	0.7	2.23	1.5	4.2	3.77	15.9	85%
South American operations
Amapari (7)	-	-	-	-	-	-	N/a
Cerro Vanguardia (46.25%) (2)	3.5	8.52	30.2	0.3	10.18	3.5	96.3%
Morro Velho	2.3	7.74	18.0	3.9	7.30	28.4	93.3%
Serra Grande (50%) (2)	1.2	7.27	8.4	1.0	7.41	7.1	90-95%
North American operations
Cripple Creek & Victor	80.4	1.19	96.0	61.8	0.97	59.9	62%
Jerritt Canyon (70%) (2)	1.0	11.16	11.1	1.4	7.19	9.8	87-92%
Australian operations
Boddington (33.33%) (2)	41.5	0.94	39.0	88.4	0.84	74.3	83-92%
Sunrise Dam	7.9	4.04	32.0	9.1	4.84	43.9	80-95%
Tanami (40%) (2) (6)	-	-	-	-	-	-	N/a
Union Reefs (3)	0.9	1.76	1.6	1.8	0.73	1.3	93.6%
Total	229.0	2.38	544.4	452.1	3.50	1,581.1

(1)        Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)        Reserves attributable to AngloGold's percentage interest shown.

(3)        Formerly reported as Pine Creek. Operations in Brocks Creek ceased in 2000. Figures reflect only Union Reefs.

(4)        Free State operations were sold to Free Gold with an effective date of January 1, 2002. See "Item 4A: History and development of the company"
            and note 24 to the consolidated financial statements "Sales of shafts".

(5)        No proven ore reserves as the mine is still in the development stage.

(6)        No ore reserves as the mine is planned to be closed down and thus is not in the life of mine plan.

(7)        No ore reserves as the mine is still in the feasibility stage and hence is not in the life of mine plan.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:

Stockpiles (1)	At 31 December, 2002
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
South African operations
West Wits
Mponeng	0.000	0.000	0.000
Savuka	0.000	0.000	0.000
TauTona	0.000	0.000	0.000
West Wits Surface (2)	0.000	0.000	0.000
Vaal River
Great Noligwa	0.000	0.000	0.000
Kopanang	0.000	0.000	0.000
Moab Khotsong	0.000	0.000	0.000
Tau Lekoa	0.000	0.000	0.000
Vaal River Surface (2)	5.500	0.023	0.100
ERGO (2)	72.400	0.011	0.800
East and West African operations
Geita	0.000	0.000	0.000
Morila	0.929	0.085	0.079
Navachab	1.347	0.041	0.055
Sadiola	2.647	0.053	0.140
Yatela	0.632	0.043	0.027
North American operations
Cripple Creek & Victor	0.000		0.000
Jerritt Canyon	0.600	0.085	0.051
South American operations
Amapari	0.000		0.000
Cerro Vanguardia	0.132	0.212	0.028
Morro Velho	0.000		0.000
Serra Grande	0.025	0.327	0.008
Australian operations
Boddington	0.000	0.000	0.000
Sunrise Dam	0.627	0.079	0.049
Tanami	0.000		0.000
Union Reefs	2.166	0.023	0.049

(1)        Attributable to AngloGold.

(2)        Centralized operations treating material on surface that was previously generated by several underground operations.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:

Stockpiles (1)	At 31 December, 2002
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
South African operations
West Wits
Mponeng	0.000	0.000	0.000
Savuka	0.000	0.000	0.000
TauTona	0.000	0.000	0.000
West Wits Surface (2)	0.000	0.000	0.000
Vaal River
Great Noligwa	0.000	0.000	0.000
Kopanang	0.000	0.000	0.000
Moab Khotsong	0.000	0.000	0.000
Tau Lekoa	0.000	0.000	0.000
Vaal River Surface (2)	93.700	0.023	1.900
ERGO (2)	76.400	0.011	0.800
East and West African operations
Geita	0.750	0.080	0.060
Morila	2.436	0.050	0.130
Navachab	6.956	0.020	0.150
Sadiola	11.919	0.030	0.420
Yatela	2.249	0.050	0.120
North American operations
Cripple Creek & Victor	0.000		0.000
Jerritt Canyon	0.777	0.090	0.070
South American operations
Amapari	0.000		0.000
Cerro Vanguardia	0.140	0.260	0.030
Morro Velho	0.000		0.000
Serra Grande	0.056	0.240	0.010
Australian operations
Boddington	2.276	0.010	0.030
Sunrise Dam	4.839	0.020	0.120
Tanami	1.676	0.022	0.030
Union Reefs	1.768	0.010	0.030

(1)        Attributable to AngloGold.

(2)        Centralized operations treating material on surface that was previously generated by several underground operations.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:

Stockpiles (1)	At 31 December, 2002
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
South African operations
West Wits
Mponeng	0.000	-	0.000
Savuka	0.000	-	0.000
TauTona	0.000	-	0.000
West Wits Surface (2)	0.000	-	0.000
Vaal River
Great Noligwa	0.000	-	0.000
Kopanang	0.000	-	0.000
Moab Khotsong	0.000	-	0.000
Tau Lekoa	0.000	-	0.000
Vaal River Surface (2)	4.990	0.62	3.110
ERGO (2)	65.680	0.38	24.883
East and West African operations
Geita	0.000	-	0.000
Morila	0.843	2.92	2.462
Navachab	1.222	1.40	1.711
Sadiola	2.401	1.82	4.367
Yatela	0.573	1.49	0.853
North American operations
Cripple Creek & Victor	0.000	-	0.000
Jerritt Canyon	0.544	2.93	1.596
South American operations
Amapari	0.000	-	0.000
Cerro Vanguardia	0.120	7.27	0.872
Morro Velho	0.000	-	0.000
Serra Grande	0.023	11.20	0.258
Australian operations
Boddington	0.000	-	0.000
Sunrise Dam	0.569	2.70	1.536
Tanami	0.000	-	0.000
Union Reefs	1.965	0.78	1.526

(1)        Attributable to AngloGold.

(2)        Centralized operations treating material on surface that was previously generated by several underground operations.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:

Stockpiles (1)	At 31 December, 2002
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
South African operations
West Wits
Mponeng	0.000	-	0.000
Savuka	0.000	-	0.000
TauTona	0.000	-	0.000
West Wits Surface (2)	0.000	-	0.000
Vaal River
Great Noligwa	0.000	-	0.000
Kopanang	0.000	-	0.000
Moab Khotsong	0.000	-	0.000
Tau Lekoa	0.000	-	0.000
Vaal River Surface (2)	5.003	0.690	59.097
ERGO (2)	69.309	0.350	24.883
East and West African operations
Geita	0.680	2.740	1.860
Morila	2.210	1.830	4.040
Navachab	6.310	0.730	4.660
Sadiola	10.813	1.210	13.095
Yatela	2.040	1.840	3.760
North American operations
Cripple Creek & Victor	0.000	-	0.000
Jerritt Canyon	0.705	3.350	2.360
South American operations
Amapari	0.000	-	0.000
Cerro Vanguardia	0.127	9.060	1.150
Morro Velho	0.000	-	0.000
Serra Grande	0.051	7.950	0.400
Australian operations
Boddington	2.065	0.460	0.960
Sunrise Dam	4.390	0.850	3.730
Tanami	1.520	0.730	1.120
Union Reefs	1.604	0.580	0.930

(1)        Attributable to AngloGold.

(2)        Centralized operations treating material on surface that was previously generated by several underground operations.

Drill hole spacing: Imperial

In determining the proven and probable ore reserves, AngloGold applied the following drill hole spacings:

Drill Hole Spacings
	Proven reserves	Probable reserves
South African operations
Underground sources	Ore body opened up, developed and sampled on a 7 - 10 feet spacing on raise lines and on a 16 x 16 grid thereafter	From a 130 x 130 foot spacing up to 3200 x 3200 feet spacing
Surface Sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
East and West African operations
Geita	66 x 66 feet	66 x 131 feet
Morila	33 x 33 feet r	115 x 197 feet
Navachab	33 x 33 feet	98 x 98 feet
Sadiola	33 x 33 feet	82 x 164 feet
Yatela	39 x 82 feet	82 x 148 feet
North American operations
Cripple Creek & Victor	150 x 150 feet	150 x 150 feet
Jerritt Canyon	10 x 30 feet	150 x 150 feet
South American operations
Amapari	66 x 164 feet	141 x 164 feet
Cerro Vanguardia	131 x 131 feet	131 x 262 feet
Morro Velho	Two adjacent levels of ore body opened up, developed and sampled on a 217 x 7 feet interval	Two adjacent levels of ore body opened up, developed and sampled on a 217 x 7 feet interval
Serra Grande	33 x 85 feet	164 x 328 feet
Australian operations
Boddington	Must lie within the A$650 shell and have a borehole within 56 feet of block centroid	Must lie within the A$650 shell and have a borehole within 110 feet of block centroid
Sunrise Dam	82 x 82 feet	164 x 82 feet
Tanami	66 x 66 feet	141 x 141 feet
Union Reefs	More than 4 holes within 98 feet of block	More than 3 holes within 213 feet

Drill hole spacing: Metric

In determining the proven and probable ore reserves, AngloGold applied the following drill hole spacings:

Drill Hole Spacings
	Proven reserves	Probable reserves
South African operations
Underground sources	Ore body opened up, developed and sampled on a 2 - 3 meter spacing on raise lines and on a 5 x 5 grid thereafter	From a 40 x 40 meter spacing up to 1000 x 1000 meter spacing
Surface Sources	Variable sampling strategies : Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies : Belt samplers, cross stream residue samplers
East and West African operations
Geita	20 x 20 meter	20 x 40 meter
Morila	10 x 10 meter	35 x 60 meter
Navachab	10 x 10 meter	30 x 30 meter
Sadiola	10 x 10 meter	25 x 50 meter
Yatela	12 x 25 meter	25 x 45 meter
North American operations
Cripple Creek & Victor	150 x 150 feet	150 x 150 feet
Jerritt Canyon	10 x 30 feet	150 x 150 feet
South American operations
Amapari	20 x 50 meter	40 x 50 meter
Cerro Vanguardia	40 x 40 meter	40 x 80 meter
Morro Velho	Two adjacent levels of ore body opened up, developed and sampled on a 66 x 2 meter interval	Two adjacent levels of ore body opened up, developed and sampled on a 66 x 2 meter interval
Serra Grande	10 x 25 meter	50 x 100 meter
Australian operations
Boddington	Must lie within the A$650 shell and have a borehole within 17 meter of block centroid	Must lie within the A$650 shell and have a borehole within 34 meter of block centroid
Sunrise Dam	25 x 25 meter	50 x 25 meter
Tanami	20 x 20 meter	40 x 40 meter
Union Reefs	More than 4 holes within 30 meter of block	More than 3 holes within 65 meter

Research and development

AngloGold is committed to research and development of new mining techniques, metallurgical processes and engineering systems, in line with its strategic objective of operational excellence. This objective encompasses improved safety, and a contemporary workplace involving less manual labor and improved productivity. These objectives determine the selection of projects. These projects involve independent research institutions (Council for Scientific and Industrial Research, Miningtek, Mintek and Center for Mining, Technologies and Equipment (CMTE)), tertiary education institutions, consultants and suppliers of equipment, to utilize the best skills available. AngloGold is well advanced with testing incremental new production technologies, all of which are expected to contribute to lower costs, improved safety and better margins, thereby growing earnings. To this end, AngloGold's Technical Development Services has been refocused to concentrate on technology transfer, and is now known as AngloGold Mining Technologies (AMT). Research and development expenditure amounted to $1 million, $2 million and $8 million during 2002, 2001 and 2000 respectively. A number of major programs continued in 2002 ranging from exploration, mining and metallurgy to developing new industrial applications for gold. Technology transfer is a priority, with workshops held in-house to capitalize on the depth and spread of technical expertize.

The same commitment and drive comes from AngloGold's operating mines, with teams working on technology and innovative initiatives. Projek Katleho, situated on Kopanang Mine was established to combine contemporary work practices with new technology in an operating underground environment. Although still in its early stages, some 22,000 m were mined during 2002 using a suite of appropriate technologies which includes stope drill rigs and development drill rigs.

Through Project Technology, a new initiative aimed at extending the concept of Project Katleho, the operating mines have enhanced their preliminary lessons learned. An example is Great Noligwa's "Hypermine" which incorporates novel mining layouts, technologies and associated work practices.

AMT continues to focus on mining methods and equipment within the South African operations. Phase 1 testing of electric drills was conducted during 2002, and a second phase will continue into 2003. Following extensive tests on rockbreaking methods aimed at producing continuous mining cycles, internal research has been discontinued due to environmental risk considerations. However, lessons learnt during these trials have resulted in further test work aimed at improving fragmentation through blast optimization. From an engineering perspective, suppliers and the operations continue to focus on enhancing contemporary electric powered locomotives and energy recovery systems.

AngloGold and Mintek, South Africa's national metallurgical research organization, launched Project AuTEK in 2000 to research and develop industrial applications for gold. In 2001, the project team was instrumental in staging - in South Africa - the first conference ever held to stimulate interest in the use of gold as a catalyst. Attended by 85 delegates from 15 countries, the event has led to the establishment of an international community of researchers interested in gold catalysis.

AngloGold is one of three mining companies sponsoring the Future Mine collaborative project, with a focus on establishing contemporary methodologies at existing operations. The needs of this project are driven by the mining companies, but involve government, labor, tertiary education institutions and research organizations. In 2002, which was the first full year of the project, focus was placed on addressing a number of areas, including amongst others, sampling techniques (aimed at further improving ore reserve confidence), underground communication technologies, long-hole stoping methods and non-explosive rock-breaking using impact-ripper technology.

Through Advanced Mining Software Limited (AMS), AngloGold has a 100 percent interest in ISS International Limited (ISSI). ISSI is a world leader in seismic monitoring for mines, engineering structures and earthquakes. ISSI provides seismic technical services and equipment to AngloGold's operations as well as to other South African deep-level mines, in addition to being active on a global scale.

Global exploration

AngloGold's global exploration strategy seeks both to extend the life of existing operations (through brownfields exploration) and to establish new mines (through greenfields exploration). This strategy is achieved through cost-effective, focused exploration in geological terrains most likely to host significant gold deposits. The more isolated the prospect is from existing operations, the less existing infrastructure development or the higher the country and other risks associated with the project, the more significant the deposit must be to meet AngloGold's investment criteria.

During 2002, the exploration focus continued in countries in which AngloGold already has operations, namely in Argentina, Australia, Brazil, Tanzania, Mali, Namibia, South Africa and the United States. In addition, exploration was pursued in highly prospective areas in Alaska, Canada and Peru.

AngloGold's greenfields exploration program targets the addition of some 13 million new ounces to AngloGold's production between 2001 and 2015, at a discovery cost of below $30 per ounce. This program comprises projects in Australia, Canada, southern Mali, Peru and the United States. Exploration expensed for 2002 amounted to $28 million.

Exploration expensed by region ($ million)

	2001	2002
South Africa	2	-
East & West Africa	3	4
North America	4	6
South America	10	11
Australia	5	4
Corporate (includes target generation)	2	3
Total	26	28

Gold marketing

AngloGold is committed to developing the market for gold and its marketing program aims to increase the desirability of its product, to sustain and grow demand for gold and to deregulate the market in key economies. As a company, AngloGold aims to extract value from gold wherever possible throughout its value chain.

During 2002, AngloGold spent some $17 million on gold marketing initiatives, of which 73 percent was spent through the World Gold Council (WGC). Gold marketing costs in 2001 and 2000 amounted to $16 million and $12 million, respectively. This organization underwent a major restructuring during the year and has allocated increased resources to support the market for gold investment purposes.

Independently of its support for the WGC, AngloGold is active in a number of other marketing projects in support of gold, and AngloGold remains the only gold company in the world that has committed this level of resources to marketing the metal it produces.

Among existing downstream initiatives, the company continues as a partner in GoldAvenue, an Intranet collaboration between AngloGold, JP Morgan Chase and Pamp MKS of Geneva. During 2002, GoldAvenue published two new gold jewellery catalogues focused on uniquely designed, high-value gold jewellery aimed at the US market. Both sales and market penetration improved, with further growth anticipated during the year ahead. This business is being developed in association with Vivre, a luxury goods catalogue business operation in which GoldAvenue has taken an equity interest. AngloGold has provided additional support to this venture through product development, sourcing and product selection.

AngloGold holds a 25 percent stake in OroAfrica, the largest manufacturer of gold jewellery in South Africa, as an investment in the downstream gold value chain. AngloGold and OroAfrica have co-operated in a number of projects including OroAfrica's development and launch of an African gold jewellery brand. An important strategic step has been the establishment of a Jewellery Design Centre at OroAfrica at a cost of $250,000. The purpose of the center is to generate new gold jewellery designs, and to improve product standards through technology, design and innovation.

In the area of design innovation, AngloGold's current Riches of Africa Gold Jewellery Design Competition was established in 1998 to showcase South African jewellery designers, to enhance jewellery manufacturing technical skills and to support the local gold jewellery industry. Training workshops for competition entrants are held each year, while the award-winning works are exhibited and used in fashion shows and other events both locally and abroad.

A gold jewellery design competition in Brazil was launched by AngloGold in 2002, and is the first such competition in that country. The competition generated unprecedented interest, with a high quality of design and craftsmanship. Some 43 finalists contributed towards a collection of 52 pieces of innovative, high quality gold jewellery. Some of these pieces have been acquired for sale in the United States through GoldAvenue.

The Gold of Africa Museum, inaugurated by AngloGold in 2001 with the permanent endowment of the Barbier Mueller collection of West African gold objects purchased by the company in 1998, enjoyed its first full year of operation and has proved to be an attractive museum venue in Cape Town. The museum also serves as a facility for training in the jewellery industry in Cape Town.

AngloGold and Mintek, South Africa's national metallurgical research organization, launched Project AuTEK in 2002 to research and develop industrial applications for gold. In May 2002, the project unveiled the first working prototype of a room temperature air purification unit based on a gold catalyst. The new unit is expected to be considerably cheaper to manufacture than designs based on other types of catalysts and could be used in restaurants, hospitals, hotels and office blocks.

AngloGold remains a key sponsor of the Atteridgeville Jewellery Project, established in 2000 by the Vukani-Ubuntu Community Development Project to create opportunities in the jewellery industry in South Africa for the previously disadvantaged through training and development. A new project initiated during the year by Vukani-Ubuntu and funded by AngloGold was the production and marketing of the "Kwaito" jewellery range, strongly association with South African Kwaito music through the slogan "Rhythm you can wear". The focus is on affordable gold jewellery that is ready to wear and that can be mass produced by the Atteridgeville project.

AngloGold undertook two new ventures with gold in the fashion industry abroad. The first was the Afridesia project, involving the sponsorship and creation of a South African clothing and gold jewellery collection at the 2002 New York Fashion Week. This project created a platform for South African designers and craftspeople at this very important forum. It also showed the value of cross fertilization with the fashion industry for gold jewellery design. In the second important overseas project, AngloGold co-sponsored and participated in the International Herald Tribune Luxury Conference in Paris in December 2002. This participation provided AngloGold with the opportunity to access fashion industry leaders and luxury brand name retailers, and to present a case for the introduction of new gold jewellery branded products to these businesses. Both of these initiatives were well received and have given rise to further opportunities to be pursued in 2003.

An important feature in many of AngloGold's marketing projects has been the beneficiation of gold, particularly in South Africa. AngloGold's commitment to adding value to gold extends beyond mining and contributes towards the upliftment of people and the sustainability of communities.

The challenge for marketing gold today is bigger than it has ever been, given the sharp fall-off in physical demand for gold in the major developing markets resulting from the rise in price and volatility. This market has now been stagnant for well on a decade as gold jewellery has had to compete with other luxury consumer goods. AngloGold will continue its work with the WGC but will continue also to work independently in other areas of the gold market where it can exercise strategic influence.

Marketing channels

Gold produced by AngloGold's mining operations is processed to saleable form at various precious metals refineries. Once refined to a saleable product - either a large bar weighing approximately 12.5 kilograms and containing 99.5 percent gold, or smaller bars, weighing 1.0 kilogram or less with a gold content of 99.99 percent - the metal is sold directly by the refineries to bullion banks and the proceeds are paid to the company. Bullion banks are registered commercial banks which deal in gold, play a role in the gold market of buying and selling gold, and distribute physical gold bullion from the mining company/refinery into physical offtake markets worldwide. For example, bullion banks hold consignment stocks in major physical markets such as India or South East Asia, and finance such consignment stocks from the margins charged by them to physical buyers over and above the amounts paid by the bank to the mine for the bullion bars.

Where forward sales contracts exist against which AngloGold elects to deliver physical product, the same channel is used, with the single exception that the finished gold bars are delivered to the specific bullion bank with which the forward contract is held. The physical delivery of the appropriate amount of gold fulfils AngloGold's obligations under contract, and AngloGold is paid by the relevant bullion bank the price as fixed under the forward contract, rather than the spot price of the day.

Competition

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold does not consider that competition for sales plays any role in its operations as a gold producer. Gold producers do compete against each other for acquisition and exploration opportunities.

Intellectual property

AngloGold and its subsidiary companies hold the right to use certain proprietary technology and intellectual property, including patented technology and other forms of protected intellectual property. These rights relate to various aspects of the company's business, from routine software and related computer technology in support of office operations, to intellectual property contained and/or used in the mining and mineral processing operations. AngloGold, as a group, is not dependant on these various forms of intellectual property for the conduct of its business as a whole.

 AngloGold uses a proprietary technology for the treatment of refractory ore at its Jerritt Canyon operation. This ore treatment technology allows AngloGold to heat the ore to high temperatures, helping to liberate the gold from the native rock, thereby enhancing gold recovery. While AngloGold is dependent on this technology  for the conduct of its operations at Jerritt Canyon, AngloGold holds sufficient rights thereto to allow it to conduct its business as currently conducted.

Safety and health

The safety and health of employees remains fundamental to the sustainability of AngloGold's business. The company is committed to working with employees, trade unions and government bodies towards improving safety and health in the workplace. Considerable resources and effort are dedicated to identifying and implementing best practice across the company, as well as addressing specific problem areas as they arise. A core team of safety and health experts, located at the corporate office, reports to a board sub-committee on safety and health, and advises and assists the on-mine safety and health practitioners and mine management. Every fatal accident is subject to an executive review, over and above the region-specific regulatory and mine-based investigations, in an effort to identify the root causes of fatalities and to prevent a recurrence.

In 2002, AngloGold's performance on the safety and health front was encouraging in some areas and disappointing in others. The long-term trend in lost time injuries continued to decrease - to 8.86 per million man hours in 2002 - the lowest ever for AngloGold and reflecting an improvement of 16 percent for the year. This should be seen in the context of some 53,000 employees having worked 142 million hours during the year.

Regrettably, however, fatal accidents continued, with 44 employees losing their lives in the course of work during 2002; 39 of these fatal accidents were in the South Africa region where most of the company's deep-level operations and employees are based. As a result, the fatal injury frequency rate (FIFR) increased to 0.31 per million man hours.

Despite the tragedy of these deaths, there were a number of exceptional safety performances at various operations.

•       In South Africa, the Great Noligwa mine achieved one million fatality-free shifts during the year, as did TauTona post year-end.

•       The Serra Grande mine in Brazil recently recorded one million hours worked without a single lost-time injury. Serra Grande was also awarded the inaugural AngloGold Global Safety Award in January 2003.

•       TauTona, one of the deepest mines in the world, is also one of the safest, with no rockfall-related fatalities recorded since
        September 2001. TauTona won the South Africa region Safety Shield for 2002.

•       The Cripple Creek & Victor mine in Colorado completed its two-year expansion program, without injury.

Extensive efforts at emphasizing and improving safety continue with the company's intranet and mine-based newsletters, as well as a monthly safety newsletter from the chief operating officer, used to communicate with all employees.

Progressive and encouraging safety initiatives continue to be developed and implemented. In the Australia region, for example, safety performance is now being measured against leading indicators in addition to the traditional trailing indicators. This means that progress is assessed in terms of safety initiatives being undertaken, and on the level of employee commitment and knowledge, and not simply on the number of lost-time injuries.

South Africa remains the greatest challenge in terms of safety. Task teams are working to bring about major improvements in five areas, namely safety management systems, falls of ground and seismicity, dust, the effect of illness and HIV/AIDS on the workplace and safety, and developing a safety mindset. To assist in creating this safety mindset, an external consultant - DuPont - has completed an assessment of the company's operations and an in-house team has been established to tackle the implementation of this campaign.

Lost time injury frequency rate (LTIFR) (per million man hours)

	2001	2002
South Africa	11.58	9.98
East & West Africa	1.30	2.93
North America	1.58	4.95
South America	8.16	4.21
Australia	13.47	11.22
Group	10.55	8.86

        South Africa region

Safety in the mines in South Africa is governed by the Mine Health and Safety Act of 1996. AngloGold believes that it continues to comply with the provisions of this Act.

Tragically, 39 employees lost their lives in mine accidents during 2002. This includes 11 employees who lost their lives in three multiple fatal seismic accidents at Great Noligwa and Savuka. As a result, the FIFR rose to 0.34 in 2002 from 0.28 the previous year.

The primary cause of fatal accidents remains falls of ground, which caused 57 percent of fatal accidents during the year. AngloGold launched a high-profile Fall of Ground Safety Campaign during the first quarter of 2002 in an attempt to increase awareness associated with particularly non-seismic falls of ground, and this campaign has largely been successful. Transport-related accidents were the second biggest problem area and accounted for a further 25 percent of occupational accidents. AngloGold launched a program to address this involving training, infrastructure improvement and audits, in the last quarter of 2002 and will continue during 2003.

Overall success has been achieved in decreasing the LTIFR by 14 percent to 9.98, the best-ever level.

Safety performance

	LTIFR		FIFR
	2001	2002	2001	2002
Great Noligwa	9.61	11.06	0.19	0.47
Kopanang	11.12	12.91	-	0.22
Tau Lekoa	13.53	17.94	0.37	0.51
Ergo	3.86	1.53	0.20	-
TauTona	12.22	7.67	0.16	0.08
Savuka	21.00	17.12	1.06	1.24
Mponeng	13.77	10.91	0.47	0.47
Moab Khotsong	4.65	6.82	0.17	0.19

Safety statistics

	1998	1999	2000	2001	2002
FIFR	0.41	0.38	0.24	0.28	0.34
LTIFR	15.18	14.35	11.98	11.58	9.98

The primary areas of focus in respect of occupational health within AngloGold's South African operations are noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). AngloGold provides occupational health services to its employees at two fully-equipped regional occupational health centers. These are staffed by occupational medial practitioners, professional nurses, audiologists and other support staff. In addition, each mine has an occupational health nurse on site.

During 2002, 52,742 occupational medical surveillance examinations (initial, periodical, transfer and exit) were performed. There were 1,087 new cases of NIHL in 2002. This translates into a rate of 26 per 1,000 employees, compared with 12 per 1,000 in 2001. Regarding OLD, 186 employees were diagnosed, reflecting a rate of 4 per 1,000 employees, the same rate as in 2001; 983 new cases of TB were treated in 2002, a rate of 23 per 1,000 employees, also the same rate as in 2001.

Stricter screening for NIHL, in preparation for a new compensation rule requiring base-lining of all employees, has meant an increase in NIHL rates, which are now expected to decrease. No increase in liability is anticipated.

Results of efforts made by AngloGold to silencing all machine drills and over 88 percent of noisy fans over the past three years may soon become evident in NIHL results as ambient noise levels have been significantly reduced.

AngloGold continues to make advances in the control of underground dust. New and more accurate measuring methods have been introduced; better engineering practices are evident; a more standard approach to respiratory protective equipment has been implemented and employees detected as having very early OLD are moved to lower risk areas.

TB remains an area of focus in the sphere of occupational health. More effective detection methods are resulting in earlier diagnosis and treatment, which is limiting the onward transmission of the disease.

The South African government, by way of a Cabinet minute in 1999, has proposed a possible merger and alignment of benefits between the Occupational Diseases in Mines and Works Act ("ODMWA") that provides for compensation to miners who have occupational lung diseases, being mainly silicosis, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act ("COIDA") that provides for compensation to non-miners who have similar occupational lung diseases, as well as compensation to both miners and non-miners who suffer accidental injury in the workplace.

For the same occupational lung disease, the COIDA provides for compensation payments, being a pension liability if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold, whilst the ODMWA only provides for a lump sum compensation payment. The capitalized value of a pension liability is usually greater than that of a lump sum compensation payment. In addition under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA.

Current claims by AngloGold employees under the ODMWA to the Compensation Commissioner are of the order of R12 million ($1.5 million) per annum. It is estimated that under COIDA about two to three times as many of AngloGold's employees could be compensable than under ODMWA. The South African Chamber of Mines has briefed actuaries to develop actuarial models so as to estimate the potential liabilities that may arise under various scenarios should the proposed merger and alignment of benefits between the ODMWA and COIDA proceed. This actuarial work is, however, in a preliminary stage. Consequently,  AngloGold has not been able to estimate with reasonable certainty what the impact of this change will have on its results or operations.

AngloGold has and continues to implement initiatives that are at the forefront of dust control and limiting the prevalance of occupational lung disease. For example, these initiatives have informed the new "Guideline for Airborne Pollutants" which is now mandatory in South African mining. Initiatives with respect to refining engineering controls, dust filtering, administrative and personal protective equipment continues to provide a safer environment. The benefits from these efforts will become apparent in future years.

HIV is the major factor contributing to increased TB rates in South Africa. It is expected that the HIV Wellness Program and introduction of anti-retroviral therapy (ART) by AngloGold will have a positive impact on the TB problem and a project aimed at preventing transmission of TB, through mass prophylaxis, is planned for 2003.

The prevention of HIV/AIDS infections and the compassionate care of those afflicted with the disease remains a priority for the South Africa region. AngloGold's core intervention comprises four elements, namely:

•       prevention, that is, restricting the spread of the disease through education, the provision of condoms and the effective treatment of sexually transmitted infections, is a key component of the program. Some 1,082 employees participated in
        AngloGold's Voluntary Counselling and Testing program during 2002, which is an improvement on the previous year and a significant achievement, considering the stigma associated with the disease;

•       care for employees infected with the virus through comprehensive hospital benefits and the company's Wellness Clinics, where patients receive preventive treatment against opportunistic infections and where an ART trial project was recently introduced;

•       support for those employees no longer able to fulfil their role in the company is provided through a compassionate ill-health retirement program linked to home-based care programs that AngloGold funds in labor-sending or near-mine communities;
        and

•       fundamental research into the disease and its treatment, funded by AngloGold and conducted through Aurum Health, a wholly-owned subsidiary of AngloGold Health Service. Best practice interventions identified and developed by Aurum guide the company's medical strategy.

AngloGold's AIDS strategy, which determines and guides these interventions, is a collaborative joint effort that has been defined in the agreement signed by the company and all five of its unions in July 2002.

A noteworthy program development was the introduction of ART, which was announced in August 2002. This is being implemented for employees who are medically eligible for the treatment and are willing to participate in the project. The first phase of this project aims to develop an understanding of and find solutions to the challenges inherent in the provision of ART in the gold mining industry. The project will identify the operational requirements of providing ART, particularly around supporting patient adherence to the drug regimen, and making the provisions of ART a part of primary rather than specialist heathcare, so as to make it accessible in the volumes required. Included in this will be the monitoring of patients' capacity to carry out their duties in underground working conditions, and of drug sensitivity. Some 200 employees have been invited to participate in the initial program before roll-out to all eligible employees in April 2003, for which the company has budgeted $1.5 million.

Because HIV/AIDS is not a notifiable disease, no reliable data exists on prevalence levels. However, based on available information, it is estimated some 30 percent of AngloGold's South African workforce is HIV-positive and some 3,000 current employees have developed advanced AIDS, making them eligible for ART. Some 1,500 employees are currently participating in AngloGold's Wellness program. Some 600 employees left the company as part of the ill-health retirement program during the year, alternative employment was found for 87 employees and 300 employees died in service during the year, largely as a consequence of AIDS-related conditions.

        East and West Africa region

In the East and West Africa region there were 45 lost time injuries in 2002. One fatal accident occurred at Morila and three fatal accidents at Geita. The main contributing factors were identified and action plans were implemented to address the deficiencies. The LTIFR and the FIFR for the region were 2.93 and 0.26 respectively.

During the year, Geita maintained its NOSA 4-star rating, while Navachab retained its NOSA 5-star rating.

Safety performance

	LTIFR		FIFR
	2001	2002	2001	2002
Morila	1.68	6.27	-	0.33
Geita	0.65	2.11	-	0.49
Sadiola	-	1.54	-	-
Navachab	2.98	3.05	-	-
Yatela	2.52	2.07	-	-

With the ever-present threat of malaria at most of the African operations, prevention and treatment programs are running effectively at the Malian and Tanzanian operations. The focus is on education, malaria vector control, the issuing of mosquito nets and early detection and treatment.

HIV/AIDS programs have been implemented in the region with the primary focus on prevention through education and awareness. At all operations, education programs have been conducted in the local communities and throughout the workforce. Peer educators have been identified and have received professional training. Partnerships have been formed with NGOs and other stakeholders in the local communities. Awareness programs and condom distribution initiatives are ongoing.

        North America region

Safety in the mines in the US is governed by the Federal Mine Safety and Health Act, which is similar to the Mine Health and Safety Act in South Africa.

In 2002, safety performance continued at levels experienced in previous years at the North American operations. The overall LTIFR was 4.95, which compared favorably with the Ontario benchmark of 6.5. Jerritt Canyon's Smith mine was once again recognized by the Nevada Mining Association as having the lowest reportable injury rates for calendar 2002, while the Murray mine achieved one million man-hours without a lost time injury.

CC&V was recognized by the Colorado Mining Association for achieving over 728,000 contractor man-hours without a lost time injury during the recent project expansion. CC&V's Safety Supervisor was also recognized by the Colorado Mining Association for his active involvement in this achievement.

        South America region

In 2002, safety performance in the region recorded an overall LTIFR - at 4.21 - below the Ontario benchmark of 6.5. Regrettably, a fatal accident occurred at Cerro Vanguardia on July 17, 2002. Following a complete review of risk management procedures in November 2002, Cerro Vanguardia was re-audited and maintained a NOSA 5-star rating and ISO14001 Certification.

Serra Grande was audited during the first quarter and gained a NOSA 4-star rating. At the end of November, the mine was re-audited and achieved a NOSA 5-star rating - the first underground mine in the world to achieve this distinction. The mine was awarded the inaugural Dick Fisher Safety Award, for the best performance across AngloGold's operations, based on year-on-year safety improvements.

Morro Velho was also audited in the first quarter and was awarded a NOSA 3-star rating. A re-audit will take place in the first quarter of 2003.

Safety performance

	LTIFR		FIFR
	2001	2002	2001	2002
Morro Velho	9.07	5.73	0.58	-
Serra Grande	6.42	0.70	-	-
Cerro Vanguardia	7.54	3.72	-	0.93

        Australia region

The Australia region (including Union Reefs, Sunrise Dam and Boddington) recorded an LTIR of 11.22 for the year, down some 17 percent on the previous year, combined with a 38 percent decrease in all injuries. The SafeGold initiative, launched by Bobby Godsell at the Australian operations in late 2001, contributed to the improved safety performance. Further safety initiatives will be introduced in 2003.

Union Reefs was the recipient of the Northern Territory Government's recognition award for resource development in 2002.

Safety performance

	LTIFR
	2001	2002
Sunrise Dam	11.56	11.0
Union Reefs	5.08	-

4C.        Organizational structure

Head office structure and operations

AngloGold's operations are organized on a geographical basis, and are controlled from its Johannesburg office.

Management of AngloGold is entrusted to the executive committee, comprising the four executive directors. This executive committee is supported by the executive officers. See "Item 6: Directors, senior management and employees". Day-to-day management of the operations vests with executive teams based in South Africa (Johannesburg), North America (Denver), Brazil (Morro Velho) and Australia (Perth).

Corporate activities

Activities provided in the corporate area fall into three categories. First, support is provided to the executive officers in managing AngloGold as a whole. Second, certain activities are managed centrally, including strategic and business planning, marketing, corporate finance, treasury, exploration, technology and innovation, corporate secretarial and corporate affairs. Third, certain specialized services are directed from the center although they are managed by operations. These include mining, engineering, metallurgy, mineral resource management, safety and health, the environment and human resources.

AngloGold has investments in numerous principal subsidiaries and joint venture interests, see "Item 19.: Exhibits" for details.

4D.        Property, plants and equipment

For a discussion on AngloGold's mining properties, plants and equipment, see "Item 4B.: Business overview".

Sustainable development: Environment and social investment

AngloGold's operations are subject to the applicable environmental laws, rules and regulations of the various countries and jurisdictions within which they are conducted. Except as set out elsewhere herein, AngloGold believes its operations are in substantial compliance with all material environmental laws, rules and regulations which are applicable to it. In some of the jurisdictions within which AngloGold operates, AngloGold is required to provide financial assurance in a form prescribed by law to cover the cost of some or all of the anticipated closure and final rehabilitation costs for its operations. The form, amount and other requirements associated with this financial assurance for each of the jurisdictions is set out in detail in each of the applicable laws, rules and regulations.

AngloGold's board of directors approved an Environmental Policy on October 28, 1999, which provides that AngloGold will, at a minimum, comply with all applicable legal requirements. In addition, the policy commits AngloGold to operating in an environmentally responsible manner through effective communications, establishment of management systems, provision of adequate financial resources, training and awareness programs for employees and contractors, public participation processes, conducting environmental audits, and continually improving its environmental performance.

Environmental audits of AngloGold's operations are performed periodically to evaluate performance of the operations against applicable requirements.

AngloGold's estimated future environmental rehabilitation obligations as at December 31, 2002 are as follows:

	2002 contribution to Trust Fund	Balance in Trust Fund	Total estimated liability	Note	Balance in provision
South African operations	(3) 6.5	32.1	68.4	(2)	45.2
East and West African operations	-	-	23.4	(1)	8.7
North American operations	-	-	68.3	(1)	43.3
South American operations	-	-	37.7	(1)	23.6
Australian operations	-	-	24.1		19.4
Total	6.5	32.1	221.9		140.2

All figures are in $ millions.

(1)        For East and West Africa, North America and South America, the obligations are based upon the company's net interest in millions of
            US dollars. For East and West Africa, North America and South America, the obligations will be funded from existing cash resources and future cash flows. AngloGold North America has posted reclamation bonds aggregating approximately $59 million with various federal and governmental agencies to cover potential environmental obligations. AngloGold has provided a guarantee for these obligations.

(2)        All calculations are based upon the 2003 business plan.

(3)        Includes growth in the Trust Fund of $3.4 million. Excludes funds transferred in respect of the Free State disposal of $23.0 million.

While the ultimate cost to be incurred in the future is uncertain, AngloGold has estimated that the total cost for mine rehabilitation and closure, in current monetary terms, will be $221.9 million.

South African operations

Environment: South African law requires that AngloGold calculate its estimated environmental closure and final rehabilitation costs for operations which are subject to the requirements of the law. The law also requires that this estimate be used by AngloGold to make periodic cash contributions to an environmental trust fund (or use some other approved funding mechanism), created in accordance with rehabilitation obligations of those operations. It is anticipated that these estimates are likely to change as additional, operation-specific information is gained and if, and as, closure and final rehabilitation requirements change. A review of the previous closure and rehabilitation cost estimates was completed during 2001. This revised estimate was used as the basis for determining the funding obligation associated with the environmental trust fund for 2002.

Certain amounts have been contributed to an irrevocable rehabilitation trust under AngloGold's control for rehabilitation of the mines and related facilities located in South Africa. The monies in this trust are invested primarily in interest bearing debt securities.

AngloGold intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund, from the proceeds on sale of assets and gold from plant clean-up at the time of mine closure as well as from internally generated funds.

Estimated rehabilitation liabilities for the South African operations at December 31, 2002 are:

	2002 contribution to trust fund (1)	Balance in trust fund	Total estimated liability	Balance in provision
Vaal River	2.7	14.1	37.4	21.0
West Wits	1.7	6.7	17.0	11.3
ERGO	2.1	11.3	14.0	12.9
Total	6.5	32.1	68.4	45.2

(1)        Includes growth in the trust fund of $3.4 million. Excludes funds transferred in respect of the Free State disposal of $23.0 million.

Under South African law, mining companies are required to submit Environmental Management Program Reports (EMPRs) to the Government Mining Engineer's office. EMPRs identify individual impacts, mitigation measures and rehabilitation requirements and must also be approved by other South African government departments, including, but not restricted to, the Department of Water Affairs and Forestry. In response to changed legal requirements in respect of water management issues, AngloGold has applied for and received the required water permits.

In order to maintain compliance with the EMPRs, AngloGold meets periodically with the relevant government departments to review its operations in the light of the provisions contained within the relevant EMPRs.

Since the South Africa region employs by far the most people, and has the largest number of operations, its community and environmental impact is greater there than anywhere else. The aim of the South Africa region is to create a balance between the impact on the natural and social environments in which it operates while at the same time, ensuring that it delivers significant and lasting benefits to employees, their communities and other stakeholders, in partnership with government, international agencies, labor, health and NGOs. As a result of historical and current social-economic imperatives, the role played by the company in social issues is significant.

An amended Environmental Management Program Report for the West Wits and Vaal River operations was submitted to the Department of Minerals and Energy in November 2002. It is anticipated that feedback will be received on this, early in 2003.

Water usage and management remains a key area of focus. Water balances were updated and redesigned to ensure a more user-friendly and comprehensive system. Water monitoring programs and procedures for ground and surface water were developed and implemented at the Vaal River and West Wits operations and a quarterly reporting and analysis system was rolled out across the region. Geotechnical assessment of rock dumps and tailings storage facilities, indicating pollution potential and associated time periods, were completed. This is the first time such an assessment has been undertaken in the South African gold mining industry. The main focus for 2003 will be the reduction in potable water usage and the treatment of mine water to reduce the contamination potential on water resources.

During 2002, the region committed itself to the development of a web-based electronic Environmental Management System. The system is based on ISO14001 principles. The first of four phases, involving policy development and planning, was completed in 2002.

During 2002, the region's Environmental Incident Review system was also further refined, with the emphasis placed on implementation within the operations.

AngloGold is currently funding a study being undertaken by the genetics department of the University of Pretoria into the yellowfish population at the Vaal River. This study will develop genetic fingerprints of two particular species to assist in the formulation of fisheries management regulations. Both the Vaal River and West Wits operations are part of the greater Vaal River catchment area.

Progress was made with rehabilitation trials at the Ergo Daggafontein tailings dam. The dam was decommissioned in December 2001 and will be rehabilitated to environmental closure standards in terms of the Minerals Act.

Sustainable development and social investment: In South Africa, the company's corporate social investment initiatives are directed by the AngloGold Fund and the AngloGold Educational Trust Fund. During 2002, some $1.5 million was committed to a range of initiatives, both large and small. The primary area of investment remains education, welfare and development, community health, health projects related to HIV/AIDS, and skills and entrepreneurial development. Although the Funds support projects which have a national impact, the focus is on those regions and communities in which the company operates or has a major impact.

East and West African operations

Environment: Mine closure costs and their associated provisions are reviewed on an annual basis. The region is working towards standardizing the approach and assumptions used for closure provision estimation at the various operations. Estimates are revised as the understanding of site-based issues that influence closure provision evolves due to technical studies undertaken in the previous year (example: techniques required for rehabilitating heap leach stacks at Yatela). The dynamic nature of the operations and ongoing rehabilitation means that closure costs can be revised either up or down. Increased closure provisions at a number of operations reflects the development of new infrastructure (example: satellite pits at Geita).

At the Navachab operation in Namibia, the final closure provision is currently estimated at $1.32 million. This is lower than the $1.9 million estimated in 2001. This discrepancy is attributable to fluctuations in the exchange rate, and the estimate is currently under review and is likely to increase due to the construction of an additional tailings dam. Navachab is wholly-owned by AngloGold.

At Sadiola in Mali, the mine closure provision has been revised from $8.2 million to $11.3 million, which reflects the development of two satellite pits. AngloGold owns 38 percent of Sadiola and therefore, its share of mine closure liability is $4.29 million. Other shareholders include IAMGOLD, the IFC and the Malian Government.

Construction of the Yatela project in Mali was completed and production commenced in 2001. Closure liability has been revised from $2.8 million to $8.6 million. AngloGold has a 40 percent interest in Yatela and therefore, its share of mine closure liability is $3.44 million. Other shareholders include IAMGOLD and the Malian Government.

The Morila mine in Mali has decreased its mine closure liability estimate from $10.46 million to $8.4 million. Significant funds will be realized from the sale of assets at the end of the mine life and these realized funds have been included in the closure plan, thereby reducing the total final liability. Morila's shareholders include AngloGold, RandGold and the Malian Government. AngloGold has a 40 percent interest in Morila and therefore, its share of mine closure liability is $3.36 million.

The Geita mine in Tanzania is subject to six monthly surveillance audits to maintain its ISO4001 certification. The mine has increased its estimated closure liability from $12 million to $22.2 million and is making on-going monthly financial provisions for closure on the basis of this estimate. AngloGold has a 50 percent stake in Geita and therefore, has a net mine closure liability of $11.1 million. Ashanti is the other shareholder.

Sustainable development and social investment: AngloGold's aim of ensuring sustainable development is particularly pertinent in these regions of Africa, where mining operations are frequently located in inaccessible areas, largely untouched by industrial and economic development. Responsible mining practices, with the full involvement of local communities and governments, can ensure that long-term benefits accrue to the regions, even after mining has ceased.

Localization programs have been implemented at all operations with the main focus on the implementation of technical and managerial training programs to fast-track the career development of local employees. Artisan training and business skills, safety and metallurgical training are in place at the operations. Progress has been made, with at least 60 percent of supervisory and managerial positions now being held by local employees.

Sustainable social development strategies have been implemented at all the operations. At Sadiola and Yatela mines, farmers from the local communities have been trained in sustainable farming projects, including vegetable cultivation and poultry farming. Similar programs are being investigated at other operations. As a result of a major drought in the local communities surrounding the Malian operations, boreholes are being installed to improve the security of water supply. AngloGold has a number of community development initiatives and projects implemented in the communities surrounding its operations, including the support of housing initiatives and the upgrading of healthcare facilities in Geita village.

A community development trust consisting of mine management, NGOs and local community representatives is in the process of being formed by Morila mine. An initial contribution of $500,000 has been made by the mine to this trust. The main aim of the trust will be to manage the allocation of funds towards sustainable development projects and to monitor the success of these projects.

AngloGold is also involved in the upgrading and extension of schools in the surrounding areas.

North American operations

Environment: The US operations were subject to environmental inspections by the major environmental federal and state regulatory authorities during 2002 and were in substantial compliance with permit requirements with the possible exception of a water quality matter at the CC&V operation, which is discussed more fully below.

Activities continued at the CC&V operation in the State of Colorado under approvals previously obtained from various government entities to expand the operations at the Cresson Project. The approvals obtained in August 2000 included an assessment by the State of Colorado of rehabilitation and closure costs for the expanded operation. This estimate requires CC&V to provide financial assurance in the amount of approximately $52.0 million to cover rehabilitation and closure obligations associated with the full build-out of the expansion. The total financial assurance now posted under Colorado law for the CC&V operation is approximately $34.8 million to cover rehabilitation and closure obligations, which amount has been posted with the State of Colorado in the form of a surety bond by AngloGold via a major US insurance company.

Certain allegations were raised by the US Environmental Protection Agency (EPA) in 2001 related to self-reported excursions of CC&V's discharge permits in 1996 - 1999. EPA and the Colorado Water Quality Control Division (WQCD) evaluated significant information provided by CC&V relating to the allegations and after months of negotiations entered into administrative settlements with CC&V and others in September 2002 to resolve EPA's allegations. Notwithstanding various available defenses, no in-stream exceedances, and the last alleged excursion occurring nearly three years ago, CC&V and its joint venture partners made a conscious decision that attempting to settle the matter, rather than continuing with protracted and divisive litigation, was in the best interests of their employees and the communities where CC&V operates.

Activities at the Jerritt Canyon Project in the State of Nevada continued to be conducted solely by underground mining at four mines. Concurrent rehabilitation and closure activities continued during 2002 in areas no longer needed for current mine-related activities. Financial assurance totalling approximately $24.2 million which was to be posted with the State of Nevada and the United States Forest Service (USFS) in the form of surety bond by AngloGold via a major US insurance company. (This amount includes the approximate $3.0 million posted for the Big Springs mine and mill in Nevada as described in the next paragraph.) As announced on February 27, 2003, AngloGold entered into a purchase and sale agreement with Queenstake Resources USA Inc (Queenstake), which agreement, inter alia, makes provision that Queenstake will accept full closure and reclamation and other liabilities.

In Nevada, final rehabilitation and closure activities continued at the Big Springs mine and mill. These rehabilitation activities have progressed to a stage that release of a majority of the posted financial assurance of approximately $3.0 million with the State of Nevada and the USFS can be pursued in 2003.

Sustainable development and social investment: In North America, AngloGold's operations make a positive contribution to the communities in which they operate. AngloGold supports projects with potential social, economic or environmental benefits. These projects include the development, in conjunction with other mining companies and state and federal government agencies, of a voluntary program to reduce mercury air emissions, and continued support towards the construction of a regional medical center.

South American operations

Environment: The South American operations were subjected to environmental inspections by state environmental authorities during 2002 and were in material compliance with permit requirements.

During early 2002, Cerro Vanguardia received a joint ISO14001 and NOSA 5 Platinum Star Integrated System rating (NOSA 5-star). The denomination "Integrated" means integrated to safety, health and environment management systems. This integrated rating was superseded in late 2002, with CVSA being awarded a NOSA 5 Platinum Stars Certification.

Serra Grande also achieved a NOSA 5-star rating.

At Morro Velho (MMV), work to evaluate the impact of old tailings was concluded and remedial proposals are being analyzed by state environmental regulatory authorities. One of the MMV underground mines, Mina Velha, is expected to be decommissioned by July 2003. Morro Velho has achieved a NOSA 4-star integrated rating.

The Crrego do Stio mine, was granted a renewal of its operating permit in 2002, which is now valid until July 2007. Progress was made with environmental rehabilitation on the mine with about 163 hectares having been replanted up to December 2002.

The total anticipated life of mine environmental rehabilitation and closure costs for the South American operations is estimated at $40.7 million, of which AngloGold's attributable share is estimated at $37.7 million.

Environmental and social issues continue to receive attention. Ongoing environmental work at Morro Velho includes a stepped-up waste collection and recycling campaign during the year, significantly reducing the amount of waste generated by the company. This program has been bolstered by an extensive communications network to instill further awareness of the campaign. The Ecological Preservation Centre established by Serra Grande some 18 months ago together with students, teachers and community leaders provides courses on environmental awareness and received visits from more than 400 people during the year.

Sustainable development and social investment: In line with AngloGold's policy of sustainable development, the South American operations are actively involved in forming partnerships with local municipalities, communities and other institutions towards the upliftment of communities in which its operations are found. Examples of these are the agreement with the National University of Southern Patagonia for the monitoring of the flora, fauna and soil in the region of Cerro Vanguardia mine, aimed at preserving animal and plant species and maintaining water and soil quality, and an educational campaign in the Nova Lima area. In addition, approximately 600 employees participated in courses and workshops at The Harry Oppenheimer Centre for Environmental Education implemented by the company.

Australian operations

Environment: Environmental management and compliance, as well as the promotion of social development in the regions in which the company operates, continued as a matter of priority during 2002. AngloGold Australia improved its environmental performance, reducing the number of Category 3 incidents during the year to two, compared with eight incidents in 2001.

An Environmental Performance Report covering AngloGold's Australian operations was published. The publication is a requirement for signatories to the Australian Minerals Industry Code for Environmental Management (Code). AngloGold's Australian operations are a signatory to the Code. The operations were in substantial compliance with material requirements of applicable Australian law.

The Union Reefs operation is scheduled to close in late 2003. A detailed closure plan, addressing environmental, stakeholder and community issues, was approved by the Northern Territory Government. Rehabilitation of worked out open-pits, waste rock dumps and tailings disposal areas was advanced during 2002.

Where possible at Sunrise Dam during 2002, disturbed land was progressively rehabilitated.

The Boddington oxide operation closed during the final quarter of 2001. Rehabilitation of those parts of the operation that will not be affected by the future expansion operations were undertaken during 2002. Redundant plant and equipment were disposed of and progressively removed from site.

The Tanami process plant and associated service and tailings disposal facilities were leased to a third party for processing third party ore for a period of up to four years from 2001. The Tanami joint venture partners are not liable for the impact of these third party activities. Those parts of the Tanami operation that were not subject to the lease agreement are progressively being rehabilitated.

Estimated rehabilitation liabilities for the Australian operations at December 31, 2002 are:

Mine	2001 $ 000 (1)	2002 $ 000 (1)
Boddington	10,238	9,898
Union Reefs	1,265	1,343
Tanami	2,283	2,518
Sunrise Dam	6,342	10,351
Other	1,669	-
Total	21,797	24,110
Total (A$ 000)	A$42,787	A$43,091

(1)        Figures shown in $ thousands converted from Australian dollars at an exchange rate of A$1.7873 = $1
            (2001: A$1.9631 = $1).

Sustainable development and social investment: The company was involved in a number of community development and support initiatives during the year and maintained its commitment to training, employment and business support in indigenous communities. In recognition of its positive contribution to indigenous issues in the Tanami region, the Darwin exploration team received a Community Service Award.

For further discussions of AngloGold's property, plants and equipment, see "Item 4B.: Business overview" as well as note 16 to the consolidated financial statements - "Provision for environmental rehabilitation".

Item 5: Operating and financial review and prospects

The following operating and financial review and prospects are based on the US GAAP financial statements of AngloGold for the years ended and as at December 31, 2002, 2001 and 2000 which are included under Item 18 of this annual report.

5A.        Operating results

Introduction

AngloGold's revenues are derived primarily from the sale of gold produced at its mines. As a result, AngloGold's operating results are directly related to the price of gold which can fluctuate widely and are affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities. The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold's cost of production at its operations, AngloGold could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects. AngloGold's weighted average total cash costs per ounce of equity attributable production for its world-wide operations was $161 per ounce of gold produced in 2002, $178 in 2001 and $213 in 2000.

On March 31, 2003, the afternoon fixing price for gold on the London Bullion Market was $334.85 per ounce.

AngloGold's costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs are incurred on labor, consumable stores which include explosives, timber, other consumables and utilities incurred in the production of gold. Labor is the largest component of production costs as AngloGold's mining operations consists mainly of a combination of the use of both deep level underground mining methods as well as open-pit operations, which are labor intensive.

AngloGold is a global company, with operations in several regions on several continents, including South Africa, East and West Africa, North and South America and Australia, and is therefore exposed to a number of factors, which could impact on its profitability, resulting from exchange rate fluctuations, inflation and other risks relating to these specific countries. These factors are inherent in conducting mining operations on a global basis, and AngloGold applies measures, such as hedging instruments, intended to reduce its exposure to these factors.

In conducting mining operations, AngloGold recognizes the inherent risks and uncertainties of the industry, and the wasting nature of assets. The costs and expenses relating to the production of gold are either expensed or capitalized to mining assets. Recoverability of capitalized amounts is reviewed on a regular basis.

Effect of exchange rate fluctuations

Currently, the majority of AngloGold's revenues are generated in South Africa, and to a lesser extent in South America and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2002, AngloGold derived 73 percent of its revenues from these countries, mainly in South Africa, and incurred 76 percent of its production costs in these local currencies, mainly the rand. As the price of gold is denominated in US dollars and AngloGold realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves AngloGold's profitability in the short-term. Mainly as a result of its hedging instruments, a small portion of AngloGold's revenues are denominated in South African rands and Australian dollars, which partially offsets the effect of the US dollar's strength on AngloGold's profitability. Based upon average rates during the respective years, the rand and the real weakened by 22 percent and 38 percent respectively, against the US dollar in 2002 compared to 2001. The Argentinean peso which was pegged against the US dollar at 1:1 in 2001, traded freely against the US dollar from January 1, 2002, and by February 28, 2003 had devalued to 3:1 against the US dollar. Sustained weakness in these currencies could, however, have an inflationary effect and may result in increased costs.

The Australian dollar, based on the average rates during the respective years, strengthened by 5 percent against the US dollar in 2002 compared to 2001.

In addition, to fund local operations and comply with South African exchange controls, AngloGold holds funds in local currencies, such as the rand and Australian dollar. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, AngloGold's cash and cash equivalents reported in US dollars could change. At December 31, 2002, approximately 47 percent of AngloGold's cash and cash equivalents were held in such currencies.

Certain exchange controls are currently in force in South Africa. Although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value of the rand while exchange controls exist. The government has indicated its intention to lift exchange controls over time. When this occurs, rand exchange rates will be more closely tied to market forces. It is not possible to predict when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see "Item 10D.: Exchange controls".

Effect of inflation

AngloGold's operations have not been materially adversely affected by inflation in recent years. However, AngloGold is unable to control the prices at which it sells its gold (except to the limited extent that it utilizes commodity instruments) and it is possible, therefore, that if there is to be significant inflation in South Africa, and to a lesser extent in South America and Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon AngloGold's results and financial condition.

The rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the table below:

Year ended December 31	2002	2001	2000
The average South African rand/US$ exchange rate weakened by:	22.1	26.5	11.0
PPI (inflation rate) increase:	14.2	8.4	9.2
Net effect	7.9	18.1	1.8

Effect of commodity instruments

AngloGold has utilized commodity instruments to protect the selling price of some of its anticipated gold production. Although the use of these instruments may protect a company against low gold prices, it will only do so for a limited period and only to the extent the hedge book can be sustained. The use of such instruments may also prevent full participation in subsequent increases in the market price for gold with respect to covered production. For a discussion of AngloGold's commodity instruments, see "Item 11.: Quantitative and qualitative disclosures about market risk".

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding merger and acquisition opportunities.

During July 2002, AngloGold acquired an additional 46.25 percent interest in the Cerro Vanguardia mine in Argentina doubling its interest in this operation to 92.5 percent. The transaction was effective from July 1, 2002. With effect from October 1, 2002 AngloGold disposed of its wholly-owned subsidiary, Stone and Allied Industries, to a joint venture of that company's existing management and a group of black entrepreneurs.

In 2001, AngloGold announced the sale of its Free State operations in South Africa effective January 1, 2002. The sale closed in April 2002. AngloGold also announced the sale of its Normandy shares in January 2002 after its offer to purchase all of the outstanding share capital of Normandy Mining Limited in Australia expired without it obtaining control of Normandy.

In February 2001, AngloGold sold its Deelkraal and Elandsrand mines at the West Wits operations in South Africa and in July 2001 sold its interest in No. 2 Shaft at the Vaal Reefs operations also in South Africa.

In 2000, AngloGold acquired interests in the Morila and Geita joint ventures in Mali and Tanzania, respectively.

The Morila, Geita and Cerro Vanguardia acquisitions have each been accounted for as a purchase business combination under US GAAP. The consolidated financial statements reflect the operations and financial condition of the acquisitions and dispositions from the effective date of these transactions. Therefore, the consolidated financial statements are not necessarily indicative of AngloGold's financial condition or results of operations for future periods. For a more detailed discussion of the transactions, see "Item 4A.: History and development of the company".

On February 27, 2003, AngloGold announced that, pursuant to an unsolicited offer from Queenstake Resources USA Inc (Queenstake), the company had entered into a purchase and sale agreement for the disposal of its 70 percent interest in the Jerritt Canyon Joint Venture in North America acquired in 1999, as part of the Minorco transaction. The consideration payable by Queenstake to the Joint Venture partners will comprise: $8 million on closure of the transaction which is expected to close during April 2003, $6 million in deferred payments and certain additional royalty payments. In terms of the agreement Queenstake has undertaken to accept full closure and reclamation and other liabilities. The financial effects of this sale are not included in the consolidated financial statements as at and for the year ended December 31, 2002. See note 30 to the consolidated financial statements "Subsequent events". AngloGold does not expect that the sale will have a material impact on its earnings and financial position.

On March 13, 2003, AngloGold announced that its wholly-owned subsidiary, AngloGold Australia Limited signed a new joint venture agreement with Striker Resources NL and De Beers Australia Exploration Limited, covering a large ground holding in the east Kimberley region of Western Australia. AngloGold, as manager of the joint venture, has agreed to spend an initial $356,940 on gold exploration and has the right to earn 51 percent in all the tenements subject to the agreement, via a series of joint venture agreements, for total combined expenditure of $4.61 million. The agreement comprises the right to earn 51 percent in the Oombulgurri Gold Project by spending $3 million, and two options to earn 51 percent by spending a combined $1.64 million on tenements in which Striker holds joint interest with AKD Limited in one case, and with Ellendale Resources NL in another. The area of influence covered by the agreements totals more than 17,000 square kilometres and both Striker and De Beers will provide AngloGold with access to their databases for the region, including drill and sample material. See note 30 to the consolidated financial statements "Subsequent events".

Projects and growth opportunities

Approved capital projects. AngloGold currently has five capital projects recently completed or in development. Two of these projects, Sunrise Dam in Australia and Cripple Creek & Victor (in the US) have been completed, with the other three (Mponeng, TauTona and Moab Khotsong in South Africa) on track for completion on time and within budget. Together, these five projects are expected to yield approximately 13 million additional ounces of gold production over their lives. For a discussion of capital expenditures that AngloGold incurred in relation to these projects, see "Item 5B.: Liquidity and capital resources". For a more detailed description of these projects, see "Item 4B.: Business overview".

Growth opportunities. In addition to continuously monitoring and evaluating prospective acquisitions, AngloGold's management has identified a number of immediate to long-term organic growth opportunities for the company. In addition to the approved capital projects, a further 11 expansion projects at the company's existing operations in South Africa, South America and Australia are expected to add a further 18 million ounces to AngloGold's production over the life of these operations, assuming a gold price of $325 per ounce in real terms, at a capital cost of some $740 million. These projects are subject to a formal capital approval process. For a discussion of each of these projects, see "Item 4B.: Business overview".

South African political, economic and other factors

AngloGold is a South African company and a majority of its operations are in South Africa. As a result, AngloGold is subject to various economic, fiscal, monetary and political factors that affect South African companies generally.

South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. From 1998, certain aspects of exchange controls for financial institutions and individuals have been incrementally relaxed. It is, however, impossible to predict when the South African government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a full discussion of exchange controls, see "Item 10D.: Exchange controls".

In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002 which was passed by Parliament in June 2002. The Act will become effective, on a date to be proclaimed by the President. The new Act vests custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights, the opportunity to acquire new rights. The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Money Bill, 2003, which was released in March 2003 for comment, and which proposes a royalty of 3 percent of gross revenue in the case of gold. The company is currently evaluating and have not yet established the impact of the Mineral and Petroleum Resource Development Act, 2002 and the draft Mineral and Petroleum Money Bill, 2003 on its earnings and financial position. For a full discussion of the Mineral and Petroleum Resources Development Act, 2002, see "Item 4B.: Business Overview - Rights to mine and titles to properties - Mineral and Petroleum Resources Development Act 2002".

Gold market in 2002

In 2002, the spot price of gold opened at $279 per ounce in January and closed at $348 per ounce in December, an increase of 25 percent, compared with $272 per ounce in January 2001 and $278 per ounce in December 2001. At its lowest, the spot price was $277 per ounce in 2002, 6 percent higher than $262 per ounce, the lowest spot price of gold for 2001. During 2002, the highest spot price of gold was $354 per ounce compared to a high of $298 per ounce for 2001. The average spot price of gold was $310 per ounce during 2002, almost $40 per ounce, or 14 percent, higher than $271 per ounce, the average spot price in 2001.

The factors which AngloGold believes drove the gold price during 2002 appeared to have made a particularly strong impact in the final quarter of 2002. These factors included US dollar weakness, international political tension, equity market declines and a halt to the dismantling of producer hedging. This last factor appeared to have the effect of both lowering gold producer selling in the spot market, and introducing some buying in the market. During the final quarter of 2002, AngloGold believes the price was influenced most significantly by dollar weakness and by escalating conflict over Iraq. Over 2002, the spot price appeared to have responded almost perfectly to the US dollar's fall against the euro. AngloGold believes the additional tension in the Middle East provided the lift to take gold up further. AngloGold believes all of the factors that have been positive for gold in 2002 remain firmly in play, and there is good reason to expect higher gold prices in 2003.

Under the favorable price performance of gold, AngloGold continued to see weakness in the physical market throughout 2002. AngloGold has seen a general decline in physical demand for gold in both the jewellery and the investment sectors, with exceptions in only a few countries. Compounding the effects of this lower demand, AngloGold has seen scrap sales and gold recycling increase sharply in the face of higher gold prices. AngloGold believes the negative impact of these factors in the physical market was mitigated to a degree by slightly lower new mine production, and by the reduction in supply occasioned by the run-down in gold producer hedging referred to above. As is the case in all periods of rising gold prices and gold price volatility, the physical market should revive once the price returns to a stable trading range for a period of time. However, with further gold price volatility expected in 2003, a resurgence of physical demand should not be expected immediately.

AngloGold believes a critical factor in the strength of the gold market in 2002 has been the return of investor and speculator interest in the metal. This interest has not translated particularly into demand for physical gold, but can most certainly be seen in the derivative markets, and particularly in the futures and options positions on the New York Comex and, from time to time, on the Tokyo Comex. There is no doubt also a considerable over-the-counter derivative trade in gold, although this is not easily measured. Buying in the derivatives markets is directly influenced by the factors referred to above, and is directly responsible for moving the price of gold.

Comparison of operating performance in 2002, 2001 and 2000

The following table presents operating data for the AngloGold group for the three year period ended December 31, 2002:

Operating data for AngloGold	Year ended December 31
	2002	2001	2000
Gold production (thousand ounces)	5,939	6,983	7,243
Total cash costs ($/oz)	161	178	213
Total production costs ($/oz)	218	235	276
Capital expenditure (million US dollars)	261	278	290

        Gold production

For the year ended December 31, 2002, AngloGold's total gold production decreased by 1,044,000 ounces, or about 15 percent, to 5.94 million ounces from 6.98 million ounces produced in 2001. Gold production from operations located in South Africa decreased by 27 percent from 4,670,000 ounces produced in 2001 to 3,412,000 ounces in 2002. This was mainly the result of the disposal of the Free State assets, which produced 1,199,000 ounces in the year ended December 31, 2001, as well as the disposal of Deelkraal and Elandsrand, which produced 35,000 ounces in 2001. Excluding production from these operations, total gold production would have increased by 3 percent from 5,749,000 ounces produced in 2001 to 5,939,000 ounces produced in 2002 and South African gold production would have decreased by 1 percent from 3,436,000 ounces produced in 2001 to 3,412,000 ounces produced in 2002. Gold production in East and West Africa increased by 25 percent or 217,000 ounces from 868,000 ounces in 2001 to 1,085,000 ounces in 2002. The main contributors were Morila where gold production increased by 169,000 ounces due to an unusually high recovered grade during 2002; at Geita, where gold production increased by 17,000 ounces in 2002; at the Yatela project in Mali, where gold production increased by 55,000 ounces; and at Sadiola where gold production decreased by 22,000 ounces during 2002. Gold production in the North America region decreased by 7 percent or 34,000 ounces from 496,000 ounces in 2001 to 462,000 ounces in 2002. This decrease in gold production was mainly due to Jerritt Canyon where gold production decreased by 45,000 ounces. Cripple Creek & Victor's gold production increased by 11,000 ounces in 2002 partially offsetting the decrease at Jerritt Canyon. South American operations recorded increasing gold production of 478,000 ounces in 2002, compared with 441,000 ounces in 2001 due mainly to the acquisition during the third quarter of 2002 of an additional 46.25 percent interest in the Cerro Vanguardia mine located in Argentina. The Australian operations produced 502,000 ounces of gold during 2002, compared with 508,000 ounces in 2001. This is mainly as a result of the closure of operations at Boddington and Tanami during 2001 and 2002, which produced a total of 100,000 ounces of gold in 2001 compared with 2,000 ounces of gold in 2002. The decrease in gold production was partially offset by an 87,000 ounce increase in gold produced at Sunrise Dam.

For the year ended December 31, 2001, AngloGold's total gold production decreased by 260,000 ounces, or about 4 percent, to 6.98 million ounces from 7.24 million ounces produced in the same period in 2000. This change was mainly due to the sale of the Deelkraal and Elandsrand mines located in South Africa that produced an aggregate of 530,000 ounces of gold in 2000, as well as a decrease during 2001 in gold produced by other mines located in South Africa (excluding the Deelkraal and Elandsrand mines) of 252,000 ounces, or about 5 percent, to 4,637,000 ounces from 4,889,000 ounces recorded in the same period in 2000, mainly due to rationalization of operations, including closure of aging shafts at Matjhabeng and downsizing at Joel, in AngloGold's Free State operations. This decrease was offset by production at the Morila, Geita and Yatela projects that produced 577,000 ounces of gold during 2001.

A more detailed review of gold production at each of AngloGold's operations is provided under "Item 4B.: Business overview".

        Total cash costs and total production costs

The total cash cost for the year ended December 31, 2002 was $161 per ounce, $17 per ounce, or 10 percent, lower than cash costs of $178 per ounce recorded in 2001. Of the $17 per ounce reduction in total cash costs over 2002, $24 per ounce related to the weakening of the South African rand against the US dollar. This change is mainly due to substantially lower cash cost recorded in the South African operations ($158 per ounce in 2002 compared to $184 in 2001). Total cash costs at the South African operations decreased mainly for two reasons in 2002: firstly, due to the devaluation of the South African rand relative to the US dollar and, secondly, due to the disposal of relatively high cost producing operations, such as the disposal in February 2001 of Deelkraal and Elandsrand that recorded cash costs of $331 per ounce and $362 per ounce, respectively, in 2001, as well as the disposal in January 2002 of the Free State assets and Joel that recorded cash costs of $204 per ounce and $345 per ounce, respectively, in 2001. North America's total cash cost increased from $211 per ounce in 2001 to $222 per ounce in 2002, mainly due to the higher usage and pricing of consumables and contract services focused on achieving higher production. East and West African, South American and the Australian regions recorded total cash costs in 2002 of $126 per ounce, $126 per ounce and $193 per ounce, respectively, compared to $129 per ounce, $134 per ounce and $194 per ounce, in 2001.

Total cash costs for 2001 were $178 per ounce, $35 per ounce, or 16 percent, lower than the cash cost of $213 per ounce recorded in the same period in 2000. This change is mainly due to the devaluation of the South African rand, the Brazilian real, Argentinean pesos and the Australian dollar, the currencies in which most of the production costs are incurred, relative to the US dollar, the currency in which sales revenues are predominantly realized, and the low cost operations of Morila ($103 per ounce), Geita ($147 per ounce) and Yatela ($149 per ounce) for the year ended December 31, 2001, that were reflected in the 2001 results and the disposal in February 2001 of Deelkraal and Elandsrand that recorded cash costs of $294 per ounce and $281 per ounce, respectively, in 2000.

Total production costs per ounce decreased from $235 per ounce to $218 per ounce over 2002 and from $276 per ounce to $235 per ounce over 2001.

A more detailed review of total cash costs and total production costs at each of AngloGold's operations is provided under "Item 4B.: Business overview".

        Reconciliation of total cash costs and total production costs to financial statements

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing total cash costs by ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs.

Total production costs as calculated and reported by AngloGold include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing total production costs by ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the company believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance as they provide:

•       an indication of a mine's profitability, efficiency and cash flows;

•       the trend in costs as the mine matures; and

•       an internal benchmark of performance to allow for comparison against other mines.

A reconciliation of production costs as included in the company's audited financial statements to total cash costs and to total production costs for each of the three years in the period ending December 31, 2002 is presented below. In addition the company has also provided below detail of the ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2002

South African operations (6)

(in $ millions, except as otherwise noted)

	Mponeng	Tau Tona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	ERGO	Surface operations	Corporate (2)
Production costs	77	79	56	101	83	57	53	15	13
Less:
Rehabilitation costs & other non-cash costs	-	(1)	-	(1)	(2)	(1)	(7)	(1)	-
Plus:
Inventory movement	1	1	-	2	(1)	1	-	-	-
Royalties	-	-	-	-	-	-	-	-	-
Related party transactions (3)	5	6	2	7	4	3	3	-	-
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments (3)	-	-	-	-	-	-	-	-	(12)
Total cash costs	83	85	58	109	84	60	49	14	1
Plus:
Depreciation, depletion and amortization	29	12	13	15	12	15	17	3	4
Employee severance costs	-	1	-	-	1	1	-	-	-
Rehabilitation and other non-cash costs	-	1	-	1	2	1	7	1	-
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments (3)	-	-	-	-	-	-	-	-	(3)
Total production costs	112	99	71	125	99	77	73	18	2

Gold produced (000' ounces) (5)	466	643	236	880	511	311	264	101	-

Total cash costs per ounce (1)	178	132	245	124	165	192	184	139	-
Total production costs per ounce (1)	240	154	301	142	194	248	277	178	-

For the year ended December 31, 2002

East and West African, North American, South American and Australian operations

(in $ millions, except as otherwise noted)

EAST AND WEST AFRICA	NORTH AMERICA	SOUTH AMERICA	AUSTRALIA
Sadiola	Navachab	Geita	Morila	Yatela	Cripple Creek & Victor	Jerritt Canyon	Cerro Vanguardia	Morro Velho	Serra Grande	Sunrise Dam	Boddington	Union Reefs	Tanami (8)
Production costs	27	12	49	23	17	30	61	18	27	18	65	-	29	-
Less:
Rehabilitation costs & other non-cash costs	-	-	(1)	-	(1)	10	(2)	(1)	-	-	(1)	-	(3)	-
Plus:
Inventory movement	-	-	-	-	1	19	-	(1)	-	(1)	1	-	-	-
Royalties	3	-	3	8	2	2	-	4	-	-	3	-	-	-
Related party transactions (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	(1)	-	(8)	-	-	-	-
Total cash costs	30	12	51	31	19	61	59	19	27	9	68	-	26	-
Plus:
Depreciation, depletion and amortization	15	6	14	31	7	37	21	19	15	15	19	-	14	-
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	-	1	-	1	(10)	2	1	-	-	1	-	3	-
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	-	-	(6)	-	-	-	-
Total production costs	45	18	66	62	27	88	82	39	42	18	88	-	43	-

Gold produced (000' ounces) (5)	182	85	290	421	107	225	237	179	205	94	382	2	118	-

Total cash costs per ounce (1)	163	147	175	74	175	(7) 187	249	104	131	100	177	-	224	-
Total production costs per ounce (1)	247	212	228	147	252	391	346	218	205	191	230	-	364	-

For the year ended December 31, 2002

AngloGold operations - Total

(in $ millions, except as otherwise noted)

Total
Production costs per financial statements	910
Less:
Rehabilitation costs & other non-cash costs	(12)
Plus:
Inventory movement	23
Royalties	25
Related party transactions (3)	30
Adjusted for:
Minority interests (4)	(9)
Non-gold producing companies and adjustments (3)	(12)
Total cash costs	955
Plus:
Depreciation, depletion and amortization	333
Employee severance costs	3
Rehabilitation and other non-cash costs	12
Adjusted for:
Minority interests (4)	(6)
Non-gold producing companies and adjustments (3)	(3)
Total production costs	1,294

Gold produced (000' ounces) (5)	5,939

Total cash costs per ounce (1)	161
Total production costs per ounce (1)	218

(1)        In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(2)        Corporate includes non-gold producing subsidiaries.

(3)        Related party transactions is a separately disclosed item on AngloGold's consolidated statements of income. However, this expense relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(4)        Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(5)        Attributable production only.

(6)        Excludes Elandsrand & Deelkraal and the Free State mines as these were sold effective February 1, 2001 and January 1,
            2002, respectively.

(7)        Total cash costs per ounce calculation includes inventory change.

(8)        There was no production attributable to AngloGold in 2002.

For the year ended December 31, 2001

South African operations

(in $ millions, except as otherwise noted)

	Mponeng	Elandsrand	TauTona	Savuka	Deelkraal	Great Noligwa	Kopanang	Tau Lekoa	Bambanani	Tshepong	Matjhabeng	Joel	ERGO	Surface operations	Corporate (2)
Production costs	78	7	89	57	4	112	83	58	92	65	44	42	70	23	40
Less:
Rehabilitation costs & other non-cash costs	-	-	-	-	-	(1)	(1)	-	(2)	(1)	(1)	-	(2)	-	-
Plus:
Inventory movement	-	-	-	-	-	(1)	-	(3)	-	-	(1)	-	(1)	(1)	-
Royalties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Related party transactions (3)	4	-	7	3	-	12	6	3	5	4	2	2	4	2	-
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(36)
Total cash costs	82	7	96	60	4	122	88	58	95	68	44	44	71	24	4
Plus:
Depreciation, depletion and amortization	20	-	15	24	1	12	11	13	11	14	29	9	13	10	2
Employee severance costs	1	-	1	1	-	1	1	-	3	1	10	3	-	-	-
Rehabilitation and other non-cash costs	-	-	-	-	-	1	1	-	2	1	1	-	2	-	-
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3)
Total production costs	103	7	112	85	5	136	101	71	111	84	84	56	86	34	3

Gold produced (000' ounces) (5)	366	20	622	240	13	1,004	494	286	412	383	188	127	332	182	-

Total cash costs per ounce (1)	223	362	154	248	331	122	178	203	230	178	236	345	215	132	-
Total production costs per ounce (1)	281	362	180	354	385	135	204	248	269	219	447	441	259	187	-

For the year ended December 31, 2001

East and West African, North American, South American and Australian operations

(in $ millions, except as otherwise noted)

EAST AND WEST AFRICA	NORTH AMERICA	SOUTH AMERICA	AUSTRALIA
Sadiola	Navachab	Geita	Morila	Yatela	Cripple Creek & Victor	Jerritt Canyon	Cerro Vanguardia	Morro Velho	Serra Grande	Sunrise Dam	Boddington	Union Reefs	Tanami
Production costs	22	14	41	22	8	37	65	17	33	21	49	16	29	7
Less:
Rehabilitation costs & other non-cash costs	-	-	(1)	-	-	3	(2)	-	(3)	-	(1)	-	(1)	-
Plus:
Inventory movement	1	-	(2)	-	(1)	12	-	-	(3)	-	(4)	(2)	(2)	(1)
Royalties	4	-	2	4	1	-	-	3	-	-	1	1	-	-
Related party transactions (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	(2)	-	(11)	-	-	-	-
Total cash costs	27	14	40	26	8	52	63	18	27	10	45	15	26	6
Plus:
Depreciation, depletion and amortization	16	7	13	22	4	22	19	14	13	15	16	3	17	6
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	-	1	-	-	(3)	2	-	3	-	1	-	1	-
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	-	-	(6)	-	-	-	-
Total production costs	43	21	54	48	12	71	84	32	43	19	62	18	44	12

Gold produced (000' ounces) (5)	204	87	273	252	52	214	282	136	209	96	295	78	114	22

Total cash costs per ounce (1)	131	164	147	103	149	(6) 187	223	133	127	107	153	190	230	278
Total production costs per ounce (1)	211	241	198	190	231	332	298	235	206	198	210	231	386	545

For the year ended December 31, 2001

AngloGold operations - Total

(in $ millions, except as otherwise noted)

Total
Production costs per financial statements	1,245
Less:
Rehabilitation costs & other non-cash costs	(13)
Plus:
Inventory movement	(9)
Royalties	16
Related party transactions (3)	54
Adjusted for:
Minority interests (4)	(13)
Non-gold producing companies and adjustments (3)	(36)
Total cash costs	1,244
Plus:
Depreciation, depletion and amortization	371
Employee severance costs	22
Rehabilitation and other non-cash costs	13
Adjusted for:
Minority interests (4)	(6)
Non-gold producing companies and adjustments (3)	(3)
Total production costs	1,641

Gold produced (000' ounces) (5)	6,983

Total cash costs per ounce (1)	178
Total production costs per ounce (1)	235

(1)        In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(2)        Corporate includes non-gold producing subsidiaries.

(3)        Related party transactions is a separately disclosed item on AngloGold's consolidated statements of income. However, this expense relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(4)        Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(5)        Attributable production only.

(6)        Total cash costs per ounce calculation includes inventory change.

For the year ended December 31, 2000

South African operations

(in $ millions, except as otherwise noted)

	Mponeng	Elandsrand	TauTona	Savuka	Deelkraal	Great Noligwa	Kopanang	Tau Lekoa	Bambanani	Tshepong	Matjhabeng	Joel	ERGO	Surface operations	Corporate (2)
Production costs	92	95	97	63	48	127	97	63	117	73	102	58	75	29	(34)
Less:
Rehabilitation costs & other non-cash costs	-	-	-	-	-	-	-	-	-	-	-	-	(1)	-	2
Plus:
Inventory movement	-	1	-	1	1	3	2	2	(1)	-	-	-	1	-	-
Royalties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Related party transactions (3)	4	4	6	3	2	10	5	3	4	3	4	2	3	1	-
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	55
Total cash costs	96	100	103	67	51	140	104	68	120	76	106	60	78	30	23
Plus:
Depreciation, depletion and amortization	15	15	27	23	23	19	16	22	17	17	34	12	24	14	(2)
Employee severance costs	1	1	1	1	-	1	-	-	1	1	7	1	-	-	4
Rehabilitation and other non-cash costs	-	-	-	-	-	-	-	-	-	-	-	-	1	-	(2)
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total production costs	112	116	131	91	74	160	120	90	138	94	147	73	103	44	23

Gold produced (000' ounces) (5)	402	355	599	272	175	971	481	315	441	320	368	210	321	188	-

Total cash costs per ounce (1)	238	281	172	247	294	144	216	216	272	236	287	288	242	160	-
Total production costs per ounce (1)	279	327	219	335	423	165	249	286	313	294	399	348	321	234	-

For the year ended December 31, 2000

East and West African, North American, South American and Australian operations

(in $ millions, except as otherwise noted)

EAST AND WEST AFRICA	NORTH AMERICA	SOUTH AMERICA	AUSTRALIA
Sadiola	Navachab	Geita (6)	Morila	Yatela (7)	Cripple Creek & Victor	Jerritt Canyon	Cerro Vanguardia	Morro Velho	Serra Grande	Sunrise Dam	Boddington	Union Reefs	Tanami
Production costs	22	15	14	4	-	46	57	20	26	22	34	18	44	13
Less:
Rehabilitation costs & other non-cash costs	-	-	-	-	-	(2)	(1)	-	-	-	-	-	-	-
Plus:
Inventory movement	-	-	-	-	-	3	-	(1)	2	-	3	(1)	-	1
Royalties	4	-	-	1	-	-	-	2	-	-	2	-	-	-
Related party transactions (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	(2)	-	(11)	-	-	-	-
Total cash costs	26	15	14	5	-	47	56	19	28	11	39	17	44	14
Plus:
Depreciation, depletion and amortization	22	13	-	4	-	24	21	13	12	15	14	3	16	6
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	-	-	-	-	2	1	-	-	-	-	-	-	-
Adjusted for:
Minority interests (4)	-	-	-	-	-	-	-	-	-	(6)	-	-	-	-
Total production costs	48	28	14	9	-	73	78	32	40	20	53	20	60	20

Gold produced (000' ounces) (5)	232	77	88	57	-	248	248	132	211	96	225	77	174	48

Total cash costs per ounce (1)	114	189	156	88	-	(8) 177	226	146	134	112	172	216	254	286
Total production costs per ounce (1)	207	364	156	158	-	294	315	242	190	208	236	260	345	417

For the year ended December 31, 2000

AngloGold operations - Total

(in $ millions, except as otherwise noted)

Total
Production costs per financial statements	(6) 1,423
Less:
Rehabilitation costs & other non-cash costs	(2)
Plus:
Inventory movement	17
Royalties	9
Related party transactions (3)	54
Adjusted for:
Minority interests (4)	(13)
Non-gold producing companies and adjustments (3)	55
Total cash costs	1,543
Plus:
Depreciation, depletion and amortization	439
Employee severance costs	19
Rehabilitation and other non-cash costs	2
Adjusted for:
Minority interests (4)	(6)
Non-gold producing companies and adjustments (3)	-
Total production costs	1,997

Gold produced (000' ounces) (5)	7,243 (6)

Total cash costs per ounce (1)	213 (6)
Total production costs per ounce (1)	276 (6)

(1)        In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(2)        Corporate includes non-gold producing subsidiaries.

(3)        Related party transactions is a separately disclosed item on AngloGold's consolidated statements of income. However, this expense relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(4)        Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(5)        Attributable production only.

(6)        AngloGold acquired its interest in the Geita mine effective December 31, 2000. Figures stated are for a 12-month period ended December 31, 2000 for comparative purposes, as only the assets and liabilities are reflected in AngloGold's consolidated balance sheet as at December 31, 2000 and therefore, the consolidated statements of income for the year ended December 31, 2000 do not include any production costs for Geita, nor is the attributable gold production from Geita as disclosed, included in AngloGold's total gold production for 2000. Total cash costs per ounce and total production costs per ounce for AngloGold for the year ended December 31, 2000 have therefore been calculated excluding the attributable total cash costs, total production costs and gold production as reflected from Geita.

(7)        The first gold was produced on May 9, 2001 and attributable production, total cash costs per ounce and total production costs per ounce reflect the third and fourth quarters of 2001 only.

(8)        Total cash costs per ounce calculation includes inventory change.

        Capital expenditure

Total capital expenditure during the year ended December 31, 2002 was $261 million compared with $278 million in 2001, which represents a $17 million, or 6 percent, decrease in capital expenditure on a group level. In South Africa, capital expenditure increased from $101 million spent in 2001 to $105 million for 2002, mainly due to the construction of the Vaal River number 8 mill expected to be completed in 2003 to be used by both Great Noligwa and Moab Khotsong. Capital expenditure in the North American and Australian regions, decreased from $93 million and $23 million spent in 2001 to $74 million and $21 million spent in 2002, respectively, mainly due to the completion of the expansion projects at Cripple Creek and Victor (in the US) during 2002 and Sunrise Dam in the Australian region in May 2001. East and West African and South American regions recorded capital expenditures of $27 million and $24 million in 2002, compared to $33 million and $20 million in 2001. Capital expenditures on other minor projects increased from $8 million in 2001 to $10 million in 2002.

For the year ended December 31, 2001 AngloGold recorded capital expenditure of $278 million compared with $290 million in 2000.

A more detailed review of capital expenditure at each of AngloGold's operations is provided under "Item 4B.: Business overview".

Comparison of financial performance on a segment basis for 2002, 2001 and 2000

AngloGold produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of five different geographic segments.

Revenues

	Year ended December 31
(in millions)	2002 $	%	2001 $	%	2000 $	%
Category of activity
Total revenues
Gold sales	1,761		2,041		2,208
Interest, dividends and other	38		25		56
Total revenues	1,799		2,066		2,264
Geographical area data
Total revenues
South Africa	966	54	1,308	63	1,612	71
East and West Africa	333	19	258	12	123	5
North America	153	9	163	8	167	7
South America	192	11	182	9	190	8
Australia	155	7	155	8	172	9
Total revenues	1,799	100	2,066	100	2,264	100

In 2002, 54 percent of AngloGold's total revenues were derived from its operations in South Africa, compared to 63 percent in 2001. Operations in East and West Africa accounted for 19 percent of AngloGold's total revenues during 2002, compared to 12 percent in 2001. This decrease in South African and increase in East and West African revenues as a percentage of total revenues is due to three reasons: first, the divestiture at the beginning of 2002 of the Free State assets situated in South Africa; second, revenue derived from the Yatela project in Mali where gold production commenced in the third quarter of 2001; and third, revenue derived from the Morila operations as mining intersected a localized area of high grade ore in the third quarter of 2002. During the year ended December 31, 2002, revenues generated from Yatela and Morila amounted to $33 million and $130 million, compared to $16 million and $69 million in 2001. In 2002, North America, South America and Australia each accounted for approximately 9 percent, 11 percent and 7 percent of total revenues compared with 8 percent, 9 percent and 8 percent, respectively, in 2001. The increase in revenues from the South American operations as a percentage of total revenues is due mainly to the acquisition during the third quarter of 2002 of an additional 46.25 percent interest in the Cerro Vanguardia mine located in Argentina.

In 2001, 63 percent of AngloGold's total revenues were derived from its operations in South Africa, compared to 71 percent in 2000. Operations in East and West Africa accounted for 12 percent of AngloGold's total revenues during 2001, compared to 5 percent in 2000. This decrease in South African and increase in East and West African total revenues is mainly due to the divestiture of Deelkraal and Elandsrand at the beginning of 2001 and the acquisition of the Morila and Geita projects in the second half of 2000, respectively. In addition, in the third quarter of 2001, gold production commenced at the Yatela project in Mali. In 2001, North America, South America and Australia each accounted for approximately 8 percent, 9 percent and 8 percent of total revenues compared with 7 percent, 8 percent and 9 percent, respectively, in 2000.

        Assets

	Year ended December 31
(in millions)	2002 $	%	2001 $	%	2000 $	%
Geographical area data
Total segment assets
South Africa	2,211	49	1,693	45	2,807	57
East and West Africa	837	18	769	21	874	17
North America	557	12	546	15	362	7
South America	455	10	310	8	430	9
Australia	485	11	432	11	480	10
Total segment assets	4,545	100	3,750	100	4,953	100

At December 31, 2002, 49 percent of AngloGold's total assets were located in South Africa, compared with 45 percent at the end of 2001. East and West African assets of AngloGold represented 18 percent of AngloGold's total assets at December 31, 2002 while at the end of the same period in 2001 this share was 21 percent. The increase in the value of the South African assets as a percentage of total assets was mainly due to the strengthening of the South African rand relative to the US dollar in 2002, when compared with 2001, which increased the value of South African assets relative to the value of total assets in US dollar terms. The increase in the value of the South African assets is partially offset by the absolute decrease in South African assets consequent on divestiture of the Free State assets at the beginning of 2002. As part of this transaction, as at December 31, 2001, the value of the Free State assets was written down by $173 million to the net selling price as negotiated with Harmony and African Rainbow Minerals Gold Limited ("ARM"). North American, South American and Australian assets accounted for 12 percent, 10 percent and 11 percent, respectively, of total assets at December 31, 2002 compared with 15 percent, 8 percent and 11 percent, respectively, at December 31, 2001. The increase in the value of South American assets relative to the total assets is largely due to the acquisition during the third quarter of 2002 of an additional 46.25 percent interest in the Cerro Vanguardia mine located in Argentina.

At December 31, 2001, 45 percent of AngloGold's total assets were located in South Africa, compared with 57 percent at the end of 2000. East and West African assets of AngloGold represented 21 percent of AngloGold's total assets at December 31, 2001 while at the end of the same period in 2000 this share was 17 percent. This shift from South African assets to East and West African assets is the result of the acquisition of the Morila and Geita projects in the second half of 2000, the divestiture of Deelkraal and Elandsrand at the beginning of 2001 and the devaluation of the South African rand relative to the US dollar. North American, South American and Australian assets accounted for 15 percent, 8 percent and 11 percent, respectively, of total assets at December 31, 2001 compared with 7 percent, 9 percent and 10 percent, respectively, at December 31, 2000.

Comparison of financial performance in 2002 with 2001

        Revenues

Revenues from product sales and other income decreased from $2,066 million in 2001 to $1,799 million in 2002 representing a 13 percent reduction over the period mainly as a result of lower gold production from South Africa, partially offset by a higher unit price of gold and increase in revenues from East and West Africa. The majority of product sales consisted of US dollar-denominated gold sales. Revenues from the South African operations decreased by $368 million to $930 million from $1,298 million realized in 2001, a 28 percent decrease. This decrease was mainly the result of reduced gold production at the South African operations (27 percent lower in 2002 compared with 2001) due to the sale of the Free State assets effective from January 1, 2002. The Free State assets recorded revenues of $341 million in 2001. At AngloGold's Ergo operations, revenues decreased by 21 percent, from $91 million to $72 million over the same period, mainly as a result of a decrease in grade and production being sourced from clean-up operations where high tonnages were more difficult to sustain. Revenues derived from East and West African operations increased by $79 million (32 percent) to $329 million over 2002 from $250 million in 2001, as a result of a $61 million increase in revenue from Morila due to an unusually high increase in recovered grade, and a $17 million increase in revenue from Yatela where gold production commenced in the third quarter of 2001. Revenues from North America, South America and Australia amounted to $152 million, $195 million and $155 million during 2002, compared to $161 million, $177 million and $155 million in 2001. The increase of $18 million revenues from the South American operations over 2001 is mainly due to revenues attributable to the additional 46.25 percent interest in the Cerro Vanguardia mine that AngloGold acquired during the third quarter of 2002. Lower revenues at the North American operations are mainly the result of lower production in 2002 compared to 2001 (7 percent).

        Production costs

Production costs decreased by 27 percent from $1,245 million in 2001 to $910 million in 2002. This decrease is primarily due to lower production costs in AngloGold's South African operations, which decreased by $330 million to $534 million in 2002 from $864 million in 2001. The reason for this decrease is twofold: first, the sale of the Free State assets located in South Africa, effective from January 1, 2002, which recorded production costs of approximately $243 million in 2001 and, second, the devaluation of the South African rand against the US dollar during the first six months of 2002. In the second half of the current year, the South African rand did however strengthen against the US dollar, which negatively impacted on production costs. To a lesser extent, the devaluation of the Brazilian real and Argentinean peso has also contributed to the overall decrease in AngloGold's production cost. About 76 percent of AngloGold's total production costs were denominated in South African rands and these other currencies in 2002.

Wages constituted approximately half of South African production costs in 2002. In South Africa, negotiated pay increases were settled at a minimum of 8 percent as part of a two-year wage and productivity agreement for 2002. This agreement covers a significant majority of AngloGold's employees in South Africa and will expire in July 2003. In addition, on January 22, 2003, AngloGold signed a two-year salary agreement with the United Association of South Africa (UASA) and the National Union of Mineworkers (NUM) which provides for an annual pay increase of 9 percent to all employees under this agreement, plus merit increases ranging from 0.5 - 2 percent annually, with effect from January 2003 and an annual pay increase of 8 percent to all employees under this agreement with effect from January 2004. There was no decision reached on payment of merit increases for 2004. This agreement covers 4,500 employees in AngloGold's South African operations.

In addition, the cumulative effects of a number of damaging seismic events during the second quarter of 2002 at the Great Noligwa mine continued to be felt in the third and fourth quarters of 2002. Consequently, production costs were negatively impacted due to costs incurred following the seismic events. Production costs relating to East and West Africa increased from $107 million in 2001 to $128 million in 2002, mainly as a result of increased production costs at the Geita operations. At Geita, transport costs increased over 2002 because mining increased at the Kukuluma pit, which is located at a greater distance from the Geita plant than the other pits. At the Yatela operations, production costs increased in 2002, largely as a result of higher maintenance costs on the mineral sizers as a result of harder materials being treated. In addition, gold production only commenced in the third quarter of 2001. The North and South American and Australian operations recorded production costs of $91 million, $63 million and $94 million in 2002, compared to $102 million, $71 million and $101 million in 2001, respectively.

        Exploration costs

Exploration costs increased from $26 million in 2001 to $28 million in 2002. During 2002, the exploration focus continued in countries in which AngloGold already has operations, namely in Argentina, Australia, Brazil, Tanzania, Mali, Namibia, South Africa and the United States. In addition, exploration was pursued in highly prospective areas in Alaska, Canada and Peru. For a discussion of AngloGold's exploration activities in 2002, see "Item 4B.: Business overview - Global exploration".

        Related party transactions

In 2002, charges for related party transactions were $40 million, compared to $54 million in 2001. Of the total charges recorded in 2002, transactions with subsidiaries of Anglo American plc (AA plc) and with associates of AngloGold amounted to $30 million, a decrease of $24 million, or 44 percent, from $54 million in 2001, primarily because the value of transactions with Mondi Limited decreased by approximately $7 million, when compared to 2001 due to lower contract work generated by AngloGold's development activities, as well as a decrease of $12 million in transactions with Shaft Sinkers (Proprietary) Limited from 2001 which is no longer considered to be a related party of AngloGold. The additional charges of $10 million included under related party transactions for 2002 relate to the settlement by AngloGold of a claim in respect of an alleged breach of contract. For a detailed discussion of related party transactions, see "Item 5B.: Liquidity and capital resources - Related party transactions".

        General and administrative

General and administrative expenses increased from $24 million in 2001 to $30 million in 2002, mainly as a result of once off consulting fees and fees associated with AngloGold's review of the corporate office structure in South Africa.

        Royalties

Royalties paid increased from $16 million in 2001 to $25 million in 2002, with royalties in East and West Africa, North and South America and Australia amounting to $16 million, $6 million and $3 million, respectively, in 2002 compared with $11 million, $3 million and $2 million, respectively, in 2001. This increase over 2001 is due in part to the increase in production and higher gold prices and resultant increase in revenues in East and West Africa, with royalties payable to the Malian and Tanzanian governments, calculated at a percentage of revenues.

        Market development costs

Market development costs increased from $16 million in 2001 to $17 million in 2002. For a detailed discussion on market development costs, see "Item 4B. : Business overview - Gold marketing".

        Research and development

Research and development decreased from $2 million in 2001 to $1 million in 2002. For a detailed discussion on research and development, see "Item 4B. : Business overview - Research and development".

        Depreciation, depletion and amortization

Depreciation, depletion and amortization expense decreased by 10 percent from $371 million in 2001 to $333 million in 2002. In South Africa, depreciation, depletion and amortization expense decreased by 10 percent from $184 million in 2001 to $120 million in 2002 principally for two reasons: first, the disposal of the Free State assets in respect of which AngloGold incurred deprecation, depletion and amortization expense of $63 million in 2001 and, second, the devaluation of the South African rand against the US dollar. Lower depreciation, depletion and amortization expense recorded at the South African operations during 2002 was partially offset by higher depreciation, depletion and amortization charges for the East and West African and North American operations ($73 million and $58 million, respectively, in 2002 compared with $62 million and $41 million, respectively, in 2001). Higher depreciation, depletion and amortization charges were mainly due to increased production at the East and West African operations and accelerated depreciation charges on old crusher assets at the North American operations. The South American and Australian operations recorded depreciation, depletion and amortization expenses of $49 million and $33 million, respectively, in 2002, compared to $42 million and $42 million, respectively, in 2001.

        Impairment of assets

AngloGold did not record any impairment charge in 2002, compared with $173 million in 2001. The $173 million recorded in 2001 reflected the write-down of the value of the Free State assets to the net selling price agreed with Harmony Gold and African Rainbow. The write down was recorded in 2001 based on the net selling price, despite the fact that the sale became effective on January 1, 2002 and the transaction closed in April 2002.

        Goodwill amortized

AngloGold adopted SFAS 142 "Accounting for Goodwill and Intangible assets" with effect from January 1, 2002. In accordance with the provisions of SFAS 142, no amortization of goodwill is recorded for 2002, compared to $27 million recorded in 2001.

        Interest expense

Interest expense decreased by $28 million, or 39 percent, to $44 million in 2002 compared to $72 million in 2001. The decrease from 2001 was due to both lower prevailing LIBOR rates to which most of AngloGold's debt is pegged and the refinancing by AngloGold over 2002 of its debt with lower interest rate facilities. During 2002, AngloGold used $128 million of the $158 million proceeds received on the sale of the investment in Normandy, during January 2002, to repay indebtedness. Approximately 99 percent, compared to 96 percent in 2001, of AngloGold's debt is denominated in US dollars in 2002.

        Employment severance cost

Employment severance costs decreased to $3 million in 2002 from $22 million in 2001. The 2001 expense related to retrenchments in the South African region reflecting mainly rationalization of operations, including closure of ageing shafts at Matjhabeng and downsizing at Joel, in AngloGold's Free State operations.

        Loss on sale of mining assets

The loss on sale of mining assets of $4 million recorded in 2001, related to the disposal of Deelkraal and Elandsrand and Vaal Reefs No. 2 Shaft. See note 24 to the consolidated financial statements "Sales of shafts".

        Loss on sale of assets

The loss on sale of assets of $11 million recorded in 2002 relates to the sale of the investment in Normandy, during January 2002. See note 4 to the consolidated financial statements "Costs and expenses - Loss on sale of assets".

        Gain/loss on derivatives

A gain on derivatives of $73 million was recorded in 2002, compared to a loss on derivatives of $5 million in 2001, relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes. The gains were partly due to the higher US dollar market price of gold and the strengthening of the South African rand against the US dollar in the second half of 2002.

        Deferred income and mining tax expense

Deferred income and mining tax expense was $62 million in 2002 compared to $163 million in 2001. Deferred income and mining tax expense includes both charges for current tax and deferred tax. Charges for current tax in 2002 amounted to $124 million compared to $154 million recorded in 2001. The 2001 expense included an amount of $52 million relating to tax charges which arose for tax obligations resulting from the sale of the Free State assets. Charges for deferred tax in 2002 amounted to a net tax benefit of $62 million compared to a net tax charge of $9 million in 2001. Charges for deferred tax in 2002 included net tax benefits of $20 million related to derivatives.

        Cumulative effect of accounting change

AngloGold adopted SFAS133 "Accounting for derivative instruments and hedging activities" and SFAS138 "Accounting for certain derivative instruments and certain hedging activities" with effect from January 1, 2001. This resulted in a cumulative change in accounting policy effect of $10 million (net of provision for deferred taxation of $2 million) reflected in the year ended December 31, 2001.

        Net income/loss

As a result of the factors discussed above, net income increased from a loss of $173 million in 2001 to a profit of $356 million in 2002.

Comparison of financial performance in 2001 with 2000

In 2001, the spot price of gold opened at $272 per ounce in January and closed at $278 per ounce in December, compared with $288 per ounce in January 2000 and $272 per ounce in December 2000. At its lowest, the spot price was $253 per ounce in April 2001 and at its highest, it reached $298 per ounce in May 2001, while the lowest and highest spot prices were $262 per ounce and $317 per ounce, respectively, in 2000. The average spot price of gold was $271 per ounce over 2001 compared with $279 per ounce over 2000, a 3 percent decrease.

The year 2001 proved to be an eventful year for the gold market, with considerable price volatility. Although the market tended to be weak during the first quarter of 2001, trading between $253 per ounce and $273 per ounce, the market has firmed steadily from the second quarter onwards. Two price rallies during the year took the spot price over $290 per ounce, the first on the back of a sharp loss in confidence in global stock markets in May 2001 and the second following the attacks in the United States on September 11, 2001. The overall price range of $44 per ounce for the year reflects the volatility in the market.

        Revenues

Revenues from product sales and other income decreased from $2,264 million in 2000 to $2,066 million in 2001 representing a 9 percent reduction over the period. Product sales consisted predominantly of US dollar-denominated gold sales. As a result of lower production in 2001, when compared to 2000, gold sales decreased to $2,041 million from $2,208 million in 2000. Revenue from South African operations decreased to $1,298 million from $1,587 million realized in 2000. This decrease was mainly the result of the sale of Deelkraal and Elandsrand, both located in South Africa, effective from February 1, 2001. Deelkraal and Elandsrand recorded revenues of $9 million and $154 million during 2001 and 2000, respectively. Revenues of approximately $165 million were recorded at Geita, Morila and Yatela during 2001, the first full period in which these operations are reflected in AngloGold's results.

        Production costs

Production costs decreased by 13 percent from $1,423 million in 2000 to $1,245 million in 2001. This decrease is primarily due to the devaluation against the US dollar of the South African rand, and to a lesser extent, the Brazilian real, Argentinean pesos and the Australian dollar, the currencies in which 82 percent of production costs were denominated in 2001. This devaluation continued to have a positive effect on the results of AngloGold during 2001, compared with 2000. Production costs relating to South Africa decreased from $1,102 million in 2000 to $864 million in 2001 also as a result of the sale of Deelkraal and Elandsrand, both located in South Africa, effective from February 1, 2001. Wages constituted, on aggregate, approximately half of production costs in 2001. In South Africa negotiated pay increases were settled using a sliding scale ranging from 8 percent to 11 percent as part of a two-year wage and productivity agreement settlement. Production costs relating to East and West Africa increased from $41 million in 2000 to $107 million in 2001. The increase is primarily due to the inclusion in this year's results of the Geita, Morila and Yatela operations for the full year of 2001. The North and South American and Australian operations recorded production costs of $102 million, $71 million and $101 million in 2001, compared to $103 million, $68 million and $109 million in 2000, respectively.

        Exploration costs

Exploration costs decreased by 41 percent from $44 million in 2000 to $26 million in 2001. The reduction in exploration costs from 2000 was due to a strategic decision to focus on near- and in-mine resource growth.

        Related party transactions

Related party transactions with subsidiaries of Anglo American plc (AA plc) and with associates of AngloGold at $54 million in 2001, remained unchanged from 2000 in US dollar terms. For a detailed discussion of related party transactions, see "Item 5B.: Liquidity and capital resources - Related party transactions".

        General and administrative

General and administrative expenses decreased from $51 million in 2000 to $24 million in 2001, mainly as a result of cost control programs (focusing on both overhead and operating costs) that were introduced during 2001, as well as the devaluation of the South African rand against the US dollar.

        Royalties

Royalties paid increased from $9 million in 2000 to $16 million in 2001, with royalties being recorded in East and West Africa, North and South America and Australia amounting to $11 million, $3 million and $2 million, respectively. This is mainly due to the increase in production and the resultant increase in revenues in East and West Africa, with royalties payable to the Malian and Tanzanian governments, calculated at a percentage of revenues.

        Market development costs

Market development costs increased from $12 million in 2000 to $16 million in 2001. For a detailed discussion on market development costs, see "Item 4B. : Business overview - Gold marketing".

        Research and development

Research and development decreased from $8 million in 2000 to $2 million in 2001. For a detailed discussion on research and development, see "Item 4B. : Business overview - Research and development".

        Depreciation, depletion and amortization

Depreciation, depletion and amortization expense decreased from $439 million in 2000 to $371 million in 2001. In South Africa, depreciation, depletion and amortization expense decreased from $276 million in 2000 to $184 million in 2001, mainly as a result of the devaluation of the South African rand against the US dollar, as well as a decrease in depreciation, depletion and amortization expense relating to Deelkraal and Elandsrand amounting to $38 million in 2000. Depreciation, depletion and amortization expense relating to East and West Africa increased from $39 million in 2000 to $62 million in 2001, mainly as a result of the inclusion in this year's result of the Geita, Morila and Yatela operations for the full year of 2001. North and South American and Australian operations recorded an amortization expense of $83 million and $42 million in 2001, compared to $85 million and $39 million in 2000, respectively.

        Impairment of assets

A total of $173 million was charged against earnings due to impairment of assets in 2001, compared with $387 million of impairment of assets charged against earnings in 2000. The $173 million reflect the write-down of the value of the Free state assets to the net selling price agreed with Harmony Gold and African Rainbow. The write down was recorded in 2001 despite the fact that the sale became effective on January 1, 2002 and the transaction closed in April 2002. Of the $387 million impairment charges recorded in 2000, $269 million reflect the write-down of the value of the Elandsrand and Deelkraal assets to the net selling price agreed with Harmony Gold. The write-down was recorded in 2000 despite the fact that the sale became effective on January 31, 2001 and the transaction closed in April 2001. Most of the remaining impairment charge recorded in 2000 relates to the write-down of the assets of the Jerritt Canyon operations in Colorado ($32 million), the Ergo and Mathjabeng operations in South Africa ($38 million) and the write-down of mineral rights that were not economical to mine based on the then current gold price ($42 million). See note 4 to the consolidated financial statements "Costs and expenses - Impairment of assets".

        Goodwill amortized

Goodwill amortized increased to $27 million in 2001 from $18 million in 2000, of which $8 million related to a full year's amortization of goodwill on the acquisition of Geita and Morila.

        Interest expense

Interest expense of $72 million in 2001 remained unchanged from 2000. Approximately 96 percent, compared to 91 percent in 2000, of AngloGold's debt is denominated in US dollars.

        Employment severance cost

Employment severance costs increased to $22 million in 2001 from $19 million in 2000 due to employment severance in the South African region reflecting mainly rationalization of operations, including closure of ageing shafts at Matjhabeng and downsizing at Joel, in AngloGold's Free State operations.

        Loss on sale of mining assets

The loss on sale of mining assets of $4 million recorded in 2001 relates to the disposal of Deelkraal and Elandsrand and Vaal Reefs No. 2 Shaft during 2001. See note 24 to the consolidated financial statements "Sales of shafts".

        Loss/gain on derivatives

A loss on derivatives of $5 million was recorded in 2001, compared to a gain on derivatives of $21 million in 2000, relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.

        Deferred income and mining tax expense

Deferred income and mining tax expense was $163 million in 2001 compared to $9 million in 2000. Deferred income and mining tax expense includes both charges for current tax and deferred tax. Charges for current tax in 2001 amounted to $154 million, which was $75 million higher than the $79 million recorded in 2000. The 2001 expense includes an amount of $52 million relating to tax charges which arose for expected tax obligations resulting from the sale of the Free State assets. Charges for deferred tax in 2001 amounted to $9 million compared to a net tax credit of $70 million in 2000. The net deferred tax credit recorded in 2000 related mainly to the Elandrand and Deelkraal assets.

        Cumulative effect of accounting change

AngloGold adopted SFAS133 "Accounting for derivative instruments and hedging activities" and SFAS138 "Accounting for certain derivative instruments and certain hedging activities" with effect from January 1, 2001. This resulted in a cumulative change in accounting policy effect of $10 million (net of provision for deferred taxation of $2 million) reflected in the year ended December 31, 2001. The difference between this amount and the amount of $2 (R12) million as disclosed in the annual report on Form 20-F for the year ended December 31, 2000 has arisen as a result of subsequent further clarity on the interpretation of SFAS133.

        Net income/loss

As a result of the factors discussed above, the net loss decreased from $262 million in 2000 to $173 million in 2001.

5B.        Liquidity and capital resources

Operating activities

2002

Net cash provided by operating activities was $584 million in 2002, 21 percent higher than the 2001 amount of $481 million. The increase in net cash provided by operating activities over 2001 is mainly the result of the increase in AngloGold's profitability due to higher unit prices of gold and lower unit cash costs per ounce during 2002 compared with 2001.

Net cash outflow from operating working capital items amounted to $16 million in 2002, compared with net cash inflow from operating working capital items of $26 million in 2001.

A detailed discussion of the movement in net income is included in the comparison of 2002 with 2001 under "Item 5A. Operating results".

2001

Net cash provided by operating activities was $481 million in 2001, 13 percent higher than the 2000 amount of $424 million. The increase in net cash provided by operating activities from 2000 can be attributed to improved operating margins due to a combination of the inclusion of low cost operations at Geita, Morila and Yatela, and the disposition of relatively high cost operations at Deelkraal and Elandsrand.

Net cash inflow from operating working capital items amounted to $26 million in 2001, compared with net cash outflow from operating working capital items of $77 million in 2000.

A detailed discussion of the movement in net income is included in the comparison of 2001 with 2000 under "Item 5A. Operating results".

Investing activities

2002

Investing activities in 2002 resulted in a net cash outflow of $81 million compared with an outflow of $128 million in 2001. This decrease in cash outflows was the net result of acquisitions and disposals of operations and investments and the additions to property, plant and equipment. The disposals include, during 2001 the sale of Deelkraal and Elandsrand to Harmony Gold Mining Company Limited for a net cash consideration of $109 million in February 2001 and during 2002, the net cash consideration of $140 million received by AngloGold in April 2002 for the disposal of the Free State assets and proceeds of $158 million received by AngloGold for the Normandy investment it sold in January 2002. The effect of cash received from these transactions on cash used in investing activities during 2002 was partially offset by the acquisition of an additional 46.25 percent interest in the Cerro Vanguardia mine in Argentina in July 2002 for a net cash consideration of $97 million, excluding cash of $8 million acquired as part of this acquisition. During 2002, $34 million (2001: $4 million) was paid for acquiring non-current investments of which the major portion related to the Normandy investment.

Additional cash outflows for investing activities during 2002 were additions to property, plant and equipment of $261 million compared to $278 million in 2001. A majority of total capital expenditures of $261 million recorded in 2002 relate to the following ongoing or recently completed capital projects:

	2002 $ (million)	2001 $ (million)
Mponeng Shaft Deepening Project	33	28
TauTona Project	11	5
Moab Khotsong	36	43
Sunrise Dam Project	26	31
Cripple Creek & Victor Expansion	66	78

2001

Investing activities in 2001 resulted in a net cash outflow of $128 million compared with an outflow of $619 million in 2000. This decrease in cash outflows was the net result of acquisitions and disposals of operations and the additions to property, plant and equipment. The acquisitions and disposals are the sale of Deelkraal and Elandsrand to Harmony Gold Mining Company Limited for a cash consideration of $109 million in February 2001 and the cash consideration of $348 million paid by AngloGold for the acquisition of the Morila and Geita gold assets in 2000. Proceeds on the sale of other mining assets amounted to $6 million in 2001, compared with $8 million in 2000.

Additional cash outflows were additions to property, plant and equipment of $278 million in 2001, compared to $290 million in 2000. A majority of total capital expenditures of $278 million recorded in 2001 relate to the following new or extended capital projects:

	2001 $ (million)	2000 $ (million)
Mponeng Shaft Deepening Project	28	27
TauTona Project	5	2
Moab Khotsong	43	46
Sunrise Dam Project	31	32
Cripple Creek & Victor Expansion	78	20

Financing activities

2002

Net cash used in financing activities increased by $58 million from $298 million in 2001 to $356 million in 2002. This net increase in cash used in financing activities was the result, on the one hand, of the repayment of $654 million of maturing debt, including $121 million to Credit Agricole and $355 million on the matured unsecured syndicated loan facility, while the balance of loan repayments comprised normal scheduled payments in terms of loan agreements. On the other hand, $585 million was drawn and $120 million was repaid under the $600 million unsecured syndicated borrowing facility which AngloGold entered into on February 7, 2002 and $175 million was drawn and $128 million was repaid under the existing $400 million unsecured syndicated loan facility during 2002. In addition, on October 14, 2002, a new loan facility of A$50 million was arranged with the Australia and New Zealand Banking Group Limited for AngloGold. The loan is repayable by September 2003. At December 31, 2002, A$15 million ($9 million) had been drawn under this facility.

During 2002, AngloGold issued 7,353,906 ordinary shares as follows: 478,720 shares were issued pursuant to the AngloGold Share Incentive Scheme, 66,598 shares were issued in terms of the Acacia Employee Option Plan, 278,196 shares were issued as part of the odd-lot offer by AngloGold, 6,403,236 shares were issued in terms of the Normandy offer and 127,156 shares were issued in respect of the top-up facility in terms of the Normandy offer in 2001. Proceeds from the above issuances of common stock amounted to $18 million in 2002.

Dividends paid increased from $167 million in 2001 to $260 million in 2002. AngloGold declares interim dividends at the time of announcing the interim results and declares and pays final dividends in the following year based on the previous year's results. The increase is due to a total dividend payment of 113 US cents (1,225 South African cents) per ordinary share in 2002, compared with 84 US cents (675 South African cents) per ordinary share in 2001.

2001

Net cash used in financing activities increased by $248 million, from $50 million recorded in 2000 to $298 million in 2001. Short-term debt repaid increased from $39 million in 2000 to $383 million in 2001. Long-term debt repaid decreased from $73 million in 2000 to $31 million in 2001. This was mainly as a result of the repayment of a $150 million Dresdner Bank Gold loan and a $110 million Dresdner Bank Luxembourg SA loan during 2001. Short-term debt decreased from $189 million in 2000 to $36 million in 2001. Long-term debt increased from $184 million in 2000 to $240 million in 2001. In May 2001, a three-year $400 million syndicated loan facility was signed. At December 31, 2001, $215 million of this facility had been drawn.

During 2001, 1,225,942 ordinary shares were issued as follows: 718,000 shares were issued pursuant to the AngloGold Share Incentive Scheme, 25,102 shares were issued in terms of the Acacia Employee Option Plan, 466,366 shares were issued in terms of the Normandy offer and 16,474 shares were issued in respect of the top-up facility in terms of the Normandy offer. Proceeds from the issue of common stock amounted to $7 million in 2001.

Dividends paid decreased from $310 million in 2000 to $167 million in 2001. AngloGold declares interim dividends at the time of announcing the interim results and declares and pays final dividends in the following year based on the previous year's results. The decrease is due to a dividend payment of 84 US cents (675 South African cents) per ordinary share in 2001, compared with 135 US cents (925 South African cents) per ordinary share in 2000.

Off-balance sheet items

AngloGold does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates. The most significant off-balance sheet items are normal purchase and sales contracts and unaccrued future rehabilitation obligations, each of which is discussed below.

Normal purchase and sales contracts

A number of derivatives are used to manage gold price risks that arise out of the group's core business activities. Gold pricing contracts that meet the FASB138 exemption for Normal Purchase and Sale do not appear on the balance sheet. These off-balance sheet contracts are managed as part of AngloGold's gold price risk management activities and, at December 31, 2002, had a mark to market value of negative $206 million. All other derivatives are recognized on the balance sheet at fair value. See "Item 11.: Quantitative and qualitative disclosures about market risk" and note 21 to the consolidated financial statements "Gold price risk management activities".

Future rehabilitation liability

The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See "Item 4D.: Property, plants and equipment - Environment" and note 16 to the consolidated financial statements "Provision for environmental rehabilitation". It is an objective of AngloGold to improve operating procedures at its mines to reduce its ultimate liability. AngloGold believes that the annual review of future obligations is conservative.

Contractual obligations

As at December 31, 2002 AngloGold had the following known contractual obligations:

	Payments due by period
Contractual Obligations (in millions)	Total $	Less than 1 year $	1-3 years $	3-5 years $	More than 5 years $
Long-term debt obligations	926	84	806	27	9
Capital lease obligations	-	-	-	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations (1)	107	95	12	-	-
Other Long-term liabilities(2)	-	-	-	-	-
TOTAL	1,033	179	818	27	9

(1)        Purchase obligations represents contracted capital expenditure for which contractual obligations exists.

(2)        Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold. Pursuant to environmental regulations, AngloGold is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The cost of these environmental rehabilitation obligations are not included in the above table. For more information of environmental rehabilitation obligations, see "Item
             4D.: Property, plants and equipment - Sustainable development: Environment and social investment".

Liquidity

AngloGold's cash and cash equivalents increased to $413 million at December 31, 2002 compared with $191 million at December 31, 2001. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands. At December 31, 2002, approximately 49 percent of AngloGold's cash and cash equivalents were held in US dollars, 45 percent were held in South African rands, 2 percent were held in Australian dollars and 4 percent were held in other currencies.

AngloGold's short-term debt decreased to $84 million at December 31, 2002 from $637 million at December 31, 2001. The amount of short-term debt is the portion of long-term debt that falls due in 2003. AngloGold's long-term debt has increased to $842 million at December 31, 2002 compared with $350 million at December 31, 2001. As at December 31, 2002, AngloGold had the following attributable borrowings outstanding:

Unsecured loans

•       $470 million drawn under the $600 million syndicated loan facility (interest charged at LIBOR plus 0.7 percent per annum;
         The loan is repayable in February 2005 and is US dollar-based)

•       $264 million drawn under the $400 million syndicated loan facility (interest charged at LIBOR plus 0.75 percent per annum;
        The loan is repayable in May 2004 and is US dollar-based)

•       A loan of $10 million from Banco Europeu para a Amrica Latina-Brussels (interest charged at LIBOR plus 1.75 percent per annum; The loan is repayable in monthly installments commencing March 2004 and terminating in September 2004 and is
        US dollar-based)

•       $9 million drawn under the A$50 million syndicated loan facility (interest charged at Bank Bill Swop Reference Rate plus 0.35 percent per annum; The loan is repayable by September 2003 and is Australian dollar-based)

•       A loan of $8 million from Santander Bank (interest charged at LIBOR plus 1.5 percent per annum; The loan is repayable in
        June and July 2003 and is US dollar-based)

•       A loan of $6 million from Itau Bank (interest charged at LIBOR plus 1.5 percent per annum; The loan is repayable by
        September 2003 and is US dollar based)

•       A loan of $5 million from HSBC Bamerindus (interest charged at LIBOR plus 1.3 percent per annum; The loan is repayable in
        May 2003 and is US dollar-based)

•       A loan of $2 million from RMB International (Dublin) Limited (interest charged at LIBOR plus 0.82 percent per annum; The loan is of a short-term nature and no dates of repayment are fixed and is US dollar-based)

•       Loans of $2 million from the Government of Mali (interest charged at LIBOR plus 2 percent per annum; The loans are repayable in half-yearly installments terminating in March 2006 and are US dollar-based)

Secured loans

•       $51 million is repayable under the Geita syndicated project finance loan (interest charged at LIBOR plus 1.7 percent per annum, The loan is repayable half-yearly until 2007 and is US dollar-based)

•       $54 million is repayable under the Cerro Vanguardia syndicated project finance loan (interest charged at LIBOR plus 1.75 percent per annum, The loan is repayable in half-yearly installments terminating in December 2004 and is US dollar-based)

•       $15 million is repayable under the Morila syndicated project finance loan (interest charged at LIBOR plus 2 percent per annum, The loan is repayable in half-yearly installments terminating in December 2005 and is US dollar-based)

•       $18 million is repayable under the Senstar Capital Corporation loans (interest charged at an average rate of 7.01 percent per annum, The loans are repayable in monthly installments terminating in November 2009 and are US dollar-based)

•       $8 million is repayable under the Rolls Royce loan (interest is index linked to the United Kingdom Consumer Price Index
        (CPI), The loan is repayable in monthly installments terminating in December 2010 and is US dollar-based)

•       $3 million is repayable under the Investec loan (interest charged at 6.5 percent per annum, The loan is repayable in half-yearly installments terminating in June 2006 and is US dollar-based)

•       $1 million is repayable under the Kudu Finance Company loan (interest charged at LIBOR plus 2 percent per annum' The loan is repayable in monthly installments terminating in December 2010 and is US dollar-based)

The Morila and Geita Project Finance Loans are secured by a fixed and floating charge over the project assets, the hedging contracts and major project contracts and a pledge over the shares in the project company.

The Cerro Vanguardia Project Finance loan is secured by a fixed and floating charge over the project assets, the major project contracts and a pledge over the shares in the project company.

The Investec loan is guaranteed by AngloGold Limited.

The equipment financed by the Senstar Capital Corporation secured loans, the secured Rolls Royce loan and the secured Kudu Finance Company loan is used as security for those loans.

As at December 31, 2002, AngloGold's total long-term debt, including the short-term portion maturing in 2003, was made up as follows:

$ (million)
Unsecured loans	776
Secured loans	150
Total	926
Less: Short-term maturities	84
Long-term debt	842

Scheduled debt repayments are:

$ (million)
2003	84
2004	325
2005	481
2006	15
2007	12
2008 onwards	9
Total	926

AngloGold currently expects to repay debts maturing in 2003 from existing cash resources, cash generated by operations and its debt facilities.

At December 31, 2002 the currencies in which the borrowings were denominated were as follows:

$ (million)
Australian dollars	9
United States dollars	917
Total	926

Repayments of short-term and long-term borrowings amounted to $654 million and $258 million respectively in 2002.

At December 31, 2002 and February 28, 2003, AngloGold had the following undrawn borrowing facilities:

	at December 31, 2002	at February 28, 2003
	$ (million)	$ (million)
Syndicated loan ($400 million) - US dollar	138	138
Syndicated loan ($600 million) - US dollar	135	135
Australia and New Zealand Banking Group Limited - Australian dollar	20	28
Total	293	301

AngloGold had no other committed lines of credit as of December 31, 2002 or February 28, 2003.

On October 14, 2002, a new loan facility of A$50 million was arranged with the Australia and New Zealand Banking Group Limited, at 0.35 percent over the Bank Bill Swop Reference Rate, which replaced the matured Australian dollar bank syndicated facility. The loan is repayable by September 2003. The undrawn portion of the facility as at February 28, 2003 was $28 million which is reflected in the table above.

The acquisitions during the past three years, including the Morila and Geita acquisitions in 2000 and the acquisition of an additional 46.25 percent interest in Cerro Vanguardia in 2002, were financed with debt. As a result of the net increase in cash from $191 million as at December 31, 2001 to $413 million as at December 31, 2002 resulting from operating, investing and financing activities, AngloGold reported total net indebtedness of $513 million (net of cash) at December 31, 2002, compared to $796 million as at December 31, 2001. During 2002, AngloGold used $128 million of the $158 million gross proceeds received on the sale of the investment in Normandy Mining Limited to settle debt. AngloGold does not expect that its total net indebtedness will change materially during 2003.

AngloGold expects net capital expenditure to be $303 million for 2003. The expenditure is expected to be financed from existing cash resources, cash generated by operations and its debt facilities.

The management of AngloGold believes that working capital is sufficient for the company's present requirements.

Capital commitments and contingencies

The following significant capital commitments and contingencies are applicable to AngloGold over the periods shown below:

•       Capital commitments and contingent liabilities of AngloGold include total contracted capital expenditure of approximately
        $107 million and total authorized capital expenditure not yet contracted of approximately $377 million. The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.

•       AngloGold has also given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to $17 million.

•       AngloGold has signed as surety in favor of the bankers on the Yatela loan for $8 million.

•       Pursuant to US environmental regulations, gold mining companies are obliged to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold North America has posted rehabilitation bonds aggregating approximately $59 million with various federal and governmental agencies to cover potential environmental obligations. AngloGold has provided a guarantee for these obligations which would be payable in the event of AngloGold
        North America not being able to meet their environmental obligations. The environmental obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold to recover from third parties any of the amounts paid under the guarantee.

•       AngloGold has provided a letter of credit for $19 million, in favor of the Geita project finance lenders. The letter of credit may be called if Geita Mining Company Limited fails to perform under their project finance agreement and has a potential maximum tenor in accordance with this agreement. See note 15 to the consolidated financial statements - "Long-term debt -
        Geita and Morila Project Finance". In this event, Geita Gold Mining Company Limited would be liable to AngloGold.

•       Various equipment tax claims in South America amounting to $7 million.

These capital commitment and contingencies can be summarized as follows:

	Expiration per Period
Commitment (in millions)	Total amount $	Less than 1 year $	1 - 3 years $	4 - 5 years $	Over 5 years $
Capital expenditure (contracted and not yet contracted)	484	299	172	13	-
Guarantees	84	7	21	10	46
Standby letters of credit	19	19	-	-	-
Other commercial commitments	7	2	5	-	-
Lines of credit	-	-	-	-	-
Total	594	327	198	23	46

Derivatives accounted for at fair value

The group does not acquire, hold or issue derivatives for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks that arise out of the group's core business activities.

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The following table represents the change in fair value of all derivatives used as a financial instrument:

$ (million)
Fair value of derivatives at January 1, 2002	(238)
Derivatives realized or otherwise settled during the year	66
Fair value of new contracts entered into during the year	(48)
Change in fair value of derivatives during the year (1)	(227)
Fair value of all derivatives at December 31, 2002	(447)

(1)        Net losses on revaluation of derivatives.

The fair value of the on-balance sheet derivatives at December 31, 2002 included:

$ (million)
Derivatives - current assets	233
Derivatives - long term assets	64
Derivatives - current liabilities	(302)
Derivatives - long term liabilities	(236)
Derivatives - net liabilities	(241)

The difference between the fair value of all derivatives and the fair value of on-balance sheet derivatives represents the fair value of off-balance sheet derivatives totaling negative $206 million.

The maturity of the fair value of derivatives as at December 31, 2002 was as follows:

Fair value of derivatives at December 31
Source of fair value (in millions)	Maturity less than 1 year $	Maturity 1 - 3 years $	Maturity 4 - 5 years $	Maturity excess of 5 years $	Total Fair Value $
Prices actively quoted	-	-	-	-	-
Prices provided by other external sources	-	-	-	-	-
Prices based on models and other valuation methods (1)	(138)	(111)	(91)	(107)	(447)

(1)        Fair value is calculated using the Black - Scholes option formulas and other formula, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.

Related party transactions

As at December 31, 2002 Anglo American plc (AA plc) and its subsidiaries held an effective 51.41 percent (2001: 53.17 percent) interest in AngloGold.

The group had the following transactions with related parties during the years ended December 31, 2002 and 2001:

	December 31, 2002		December 31, 2001
(in millions)	Purchases from related party $	Amounts owed to related party $	Purchases from related party $	Amounts owed to related party $
Related party transactions with fellow subsidiaries of AA plc
Boart Longyear Limited - mining services	9	-	11	1
Mondi Limited - forestry	18(1)	1	15	1
Scaw Metals - A division of Anglo Operations Limited - steel and engineering	11	1	13	1
Shaft Sinkers (Proprietary) Limited - mining services(2)	-	-	12	1
Related party transactions with associates
Rand Refinery Limited - gold refinery	2	-	3	-

(1)        Includes $10 million as settlement by AngloGold of a claim in respect of an alleged breach of contract.

(2)        No longer considered to be a related party of AngloGold, as no longer a subsidiary of AA plc.

These related party transactions were concluded in the ordinary course of business of AngloGold. Transaction prices are agreed upon, are predetermined and stipulated in agreements with related parties. These agreements are the responsibility of AngloGold's procurement department, which is tasked with ensuring that contractual obligations, as per agreements concluded, are fulfilled. Renewals and discontinuation of existing contracts, as well as new contracts, are handled by the procurement department. Contractual and any other commitments are stipulated in the agreements, and expire/cease upon conclusion/discontinuation of a service/contract.

Critical accounting policies

AngloGold's accounting policies are described in note 3 to the consolidated financial statements "Significant accounting policies". New accounting policies and recent pronouncements are described in note 3.19 to the consolidated financial statements "Recent pronouncements". The preparation of AngloGold's financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The following are considered to be the accounting policies that are most critical to AngloGold's results of operations, financial condition and cash flows.

        Accounting for derivatives

In accordance with the provisions of SFAS133 AngloGold accounts for derivatives as follows:

•       Commodity based ("normal purchases or normal sale") contracts that meet the requirements of SFAS138 are recognized in earnings when they are settled by physical delivery.

•       Where the conditions in SFAS133 for special hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings. The ineffective portion of fair value gains and losses is reported in earnings as gains or losses on derivatives in the period in which they occur.

•       All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings as gains or losses on derivatives in the period in which they occur.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using the Black - Scholes option formulas and other industry standard valuation techniques.

AngloGold does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks, that arise out of the group's core business activities. Forward sales contracts and call and put options are used by the group to manage its exposure to gold price and currency fluctuations.

        Using of estimates and making of assumptions

The most critical accounting estimates upon which AngloGold's financial reporting depends are those requiring estimates of proven and probable reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to earnings. Commodity prices significantly affect AngloGold's profitability and cash flow. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.

        Contingencies

AngloGold accounts for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies". SFAS No. 5 requires the recording of an estimated loss from a loss contingency when information available prior to the issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires the use of judgement to determine the amount to be recorded in the financial statements in connection with certain contingencies. Environmental rehabilitation liabilities and contingencies arise from environmental regulations in the various jurisdictions in which AngloGold operates. If AngloGold's environmental compliance obligations were to change as a result of changes in the laws and regulations, or unanticipated conditions were to arise in its operations, AngloGold's environmental liabilities and contingencies could change significantly. Also see "Deferred income and mining tax" discussed below.

        Revenue recognition

AngloGold's revenues are derived primarily from the sale of gold produced at its mines. Revenue from product sales is recognized to the extent that it is certain that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured. Gold is a liquid commodity that is dealt with on the international markets, and gold produced by AngloGold's mining operations is processed to saleable form at various precious metals refineries.

        Mining joint ventures

Interests in mining joint ventures in which AngloGold has joint control are reported using the proportionate consolidation method. Where the excess purchase price cannot be attributed to assets acquired, including acquired properties, it is included in goodwill and reviewed for impairment in accordance with the provisions of SFAS142. If any other than temporary diminution in the value of the assets occurs in the future, the impaired asset will be written down in accordance with the provisions of SFAS142 as discussed below under "Impairment of long-lived assets".

        Impairment of long-lived assets

AngloGold's long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. Subsequent to January 1, 2002, goodwill is analyzed for impairment in accordance with SFAS142 as discussed below. In assessing the potential impairment of its long-lived assets held for use AngloGold must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceed the undiscounted cash flows, an impairment charge is recognized in the consolidated financial statements based on the fair value of assets.

When AngloGold has assets held for sale, AngloGold must record the asset at the lower of the carrying value or estimated fair value less costs to sell.

        Impairment of goodwill and other intangible assets

Beginning January 1, 2002, SFAS142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets with finite useful lives other than goodwill be amortized over their useful lives. In accordance with the provisions of SFAS142 AngloGold performed a transitional impairment test for each reporting unit and performed its annual impairment review during the fourth quarter of 2002. AngloGold will now perform impairment tests at least annually during the fourth quarter and whenever certain indicators of impairment exist. AngloGold's reporting units are generally consistent with the operating mines underlying the segments identified in note 25 to the consolidated financial statements "Segment and Geographical Information".

        Deferred income and mining tax

AngloGold follows the liability method of accounting for deferred income and mining tax whereby the company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. When a deferred tax asset arises AngloGold reviews the asset for recoverability and establishes a valuation allowance where AngloGold determines it is more likely than not that such an asset will not be realized. These determinations are based on the projected realization of tax allowances and tax losses. If these tax assets are not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. If AngloGold determines that it would be able to realize tax assets in the future, in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded as a credit to income in the period that the determination is made.

        Pension plans and post-retirement medical aid obligations

The determination of AngloGold's obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions are described in note 23 to the consolidated financial statements "Employee benefit plans" and include, amongst others, the discount rate, the expected long term rate on return of plan assets, health care inflation costs and rates of increase in compensation costs. While AngloGold believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.

AngloGold makes the following significant assumptions in respect of its pension plans as disclosed in note 23 to the consolidated financial statements "Employee benefit plans".

The main assumptions for 2002 were the discount rate and the compensation and pension plan inflation rates. The discount rate was determined using the South African bond yield rate (on the "benchmark" R153 bond) as a guide and adjusted for the taxation effects on pension plans.

The assumed level of salary increases relative to inflation were advised by the AngloGold directors as well as the AngloGold Human Resources department. For inflation targets the published Consumer Price Index (CPI) by the Department of Statistics as well as the South African Reserve Bank inflation target were used as a guide. Pension increases were assumed to be at 90 percent of the assumed inflation rate, based on the respective Fund's pension increase policy.

•       Effects on results of operations

Company and plan participants' contributions to the defined benefit fund are disclosed in note 23 to the consolidated financial statements "Employee benefit plans". The total company contributions to both defined benefit and contribution plans for the years ended December 31, 2002, 2001 and 2000 amounted to $17 million, $31 million and $45 million, respectively.

•       Change in pension trends

The trend of the return on the plan assets changed in the year ended December 31, 2002 when compared to 2001. Based on an estimated return of 11.5 percent on the defined benefit plan assets, the return for 2002 would amount to $8 million compared to the actual return of $0.7 million due to poor market conditions. The long-term compensation and pension inflation increases estimated at 7.5 percent and 6.5 percent were still in line with the long-term trend.

•       Sensitivity analysis

It is not the policy of AngloGold to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2002 valuation was a rate of 12 percent, which was generally in line with the actual average increases granted. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $0.9 million.

        Ore reserves and life of mines

AngloGold estimates on an annual basis its ore reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond AngloGold's control. Ore reserve estimates are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect ore reserves. AngloGold uses its ore reserve estimates in determining the unit basis for mine depreciation and closure rates, as well as in evaluating mine asset impairments. Changes in ore reserve estimates could significantly affect these items. At least annually, AngloGold reviews mining schedules, production levels and asset lives in AngloGold's life of mine planning for all of AngloGold's operating and development properties. Significant changes in the life of mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life of mine analysis AngloGold reviews its accounting estimates and adjusts depreciation, amortization, deferred mining and reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on AngloGold's operating results.

        Stripping costs

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the ore body divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne is recalculated annually in the light of additional knowledge and changes in estimates. The cost of the "excess stripping" is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted ore tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted ore tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne, previously capitalized costs are expensed to increase the cost up to the average. Thus, under this method, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.

The actual stripping ratio(A) calculated as (total tonnes mined - ore tonnes mined)/ore tonnes mined, and average life of mine stripping ratio(B), for AngloGold's main open-pit operations is as follows, for the years in the period ending December 31, 2002:

	East and West African operations					North American operation	South American operations		Australian operations
Ratio	Geita(1)	Morila(2)	Navachab(3)	Sadiola(4)	Yatela(5)	Cripple Creek & Victor(6)	Cerro Vanguardia(7)	Morro Velho(8)	Boddington(9)	Sunrise Dam(10)	Union Reefs(11)	Tanami(9)	Brocks Creek(12)
2002 -(A)	7.36	7.15	1.79	1.63	7.25	2.31	13.61	9.22	-	15.58	3.21	-	-
2002 -(B)	7.20	3.68	2.16	1.83	5.99	2.48	14.79	5.55	-	9.07	2.68	-	-
2001 -(A)	6.02	5.86	2.54	2.23	3.18	1.73	12.18	-	0.72	20.10	5.60	8.05	-
2001 -(B)	5.70	4.26	1.26	1.95	5.35	2.46	13.99	-	1.00	9.52	3.31	8.50	-
2000 -(A)	-	5.89	2.96	1.50	-	1.58	9.85	-	1.11	14.93	3.72	8.87	0.75
2000 -(B)	-	4.19	1.53	1.80	-	1.86	14.26	-	1.00	12.41	3.28	8.50	1.27

Comments on the actual average life of mine stripping ratio as presented in the table above:

As a general comment it should be noted that the stripping ratio each year throughout the life of mine will normally differ from the average life of mine stripping ratio as the waste stripping required to expose the ore progressively increases as the ore-body deepens. It therefore could be expected that during the early life of the mine the stripping ratios will be less than the average as the ore close to surface is exploited. As the mine expands increasing amounts of waste are removed to expose ore at greater depths and the stripping ratios during these periods will normally be greater than the average. Waste must always be mined in advance of associated ore below it and thus when stripping is complete the exposed ore results in a much lower stripping ratio than the average, for the remaining mine life. Thus the difference between the actual stripping ratio for any year and the average life of mine stripping ratio will reflect the position in the mines life cycle. In the case of production scheduled from multiple pits for example at the Geita and Cerro Vanguardia mines, greater flexibility of scheduling will limit any stripping ratio variations.

With regards to the specific operations:

(1)        Acquired effective December 31, 2000, with the first gold produced on June 8, 2000. Differences in actual stripping ratio compared with the life of mine ratio are due to flexibility of scheduling from multiple pits.

(2)        Actual stripping ratio progressively higher than the average life of mine ratio due to accessing ore at greater depths and pre-stripping of a second pit.

(3)        Actual stripping ratio is progressively lower than the life of mine ratio as stripping in-pit is completed and more ore is exposed.

(4)        There are no material differences between the actual stripping ratio and the life of mine ratio as the Sadiola deposit in general has a low stripping ratio.

(5)        The first gold was produced on May 9, 2001 and attributable production commenced during third quarter of 2001. The actual stripping ratio is progressively higher in 2002 than the life of mine ratio as the starter pit has been completed and stripping of the first cutback is accelerated.

(6)        There are no material differences between the actual stripping ratio and the life of mine ratio due to flexibility obtained from scheduling of multiple pits.

(7)        In 2000 the actual stripping ratio was lower than the average life of mine ratio as mining commenced with shallowest pits.
             Subsequently there has been greater flexibility due to multiple pits being mined.

(8)        The Santa Cruz open-pit mine was mined out in 2001 and production was replaced with ore from Engenho D'agua mine.
             For 2002 reflects the operations at Engenho D'agua mine only. The actual stripping ratio is higher than the average life of mine ratio due to re-establishment of old workings.

(9)        Operations closed during the end of 2001.

(10)      The actual stripping ratio exceeds the average life of mine ratio due to increased stripping as a result of the approval of the mine expansion projects in May 2001.

(11)      The mine approaches the end of life and small satellite pits are mined.

(12)      Brocks Creek mine closed during 2000.

        Funding and treasury policies

For discussion on the funding and treasury policies of AngloGold, See "Item 11: Quantitative and qualitative disclosures about market risk - Gold price risk management activities".

5C.        Research and development, patents and licenses, etc

For a full discussion, see "Item 4B.: Business overview - Research and development".

5D.        Trend information

Outlook. Looking ahead to 2003, production is expected to reduce slightly to 5.8 , following the sale of Jerritt Canyon, while total cash costs are expected to rise to approximately $187 per ounce, assuming a R9 = $1 exchange rate, largely due to the strengthening of the South African rand against the US dollar and the lower average grade being mined. The latter is directly related to the fact that lower grade areas have become profitable as a result of a rise in the gold price. Capital expenditure is forecast at $303 million.

Growth opportunities. In addition to continuously monitoring and evaluating prospective acquisitions, AngloGold's management has identified a number of medium to long-term organic growth opportunities for the company. In addition to the approved capital projects in South Africa and the United States, which would add around 13 million ounces to AngloGold's life of mine production profiles, a further 11 expansion projects at the company's existing operations in South Africa, South America and Australia are expected to add a further 18 million ounces to AngloGold's production over the life of these operations assuming a capital cost of some $730 million. These projects are subject to a formal capital approval process. AngloGold also identified a number of organic growth initiatives which had the capacity to bring an additional 14 million ounces to the production profile over the lives of the operations at a capital cost of some $600 million. Together, these new organic growth projects could add 32 million ounces to production over the life of the operations at a total estimated capital cost of $1.3 billion. This organic growth is expected to result primarily in the extension of the economic lives of the mines concerned and a moderate growth in AngloGold's annual production growing from its current expected level for 2003 of 5.8 million ounces to 6.5 million ounces in 2006. Total cash costs in 2006 are expected to be around $182 per ounce in 2006 money terms or $170 per ounce in real (2003) terms.

The main assumptions underlying these forecasts are:

•       gold price of $325 per ounce in real terms;

•       a R/$ exchange rate of 9:1 in 2003 (purchasing power parity thereafter);

•       a US$/A$ exchange rate of 0.59 in 2003 and 0.61 thereafter;

•       inflation rate in South Africa of 8.5 percent in 2003, 6.5 percent in 2004 and 5 percent thereafter; and

•       inflation in the US of 2 percent in 2003 and 2.25 percent thereafter.

The statements made in this Item 5D. are forward-looking statements which are subject to numerous risks. For a discussion of the risks involved in making forward-looking statements, see "Certain forward-looking statements" on page 5.

Item 6: Directors, senior management and employees

6A.        Directors and senior management

Directors

AngloGold has a unitary board structure which currently comprises four executive directors and fourteen non-executive directors, three of whom are alternates. Certain information with respect to AngloGold's current directors is set forth below:

			Year first
Name	Age	Position	appointed (1)
Robert (Bobby) M. Godsell (2)	50	Director and chief executive officer	1989 (3)
Jonathan G. Best (4)	54	Executive director, finance	1994 (3)
David (Dave) L. Hodgson (5)	55	Executive director and chief operating officer	2001
Kelvin H. Williams (6)	54	Executive director, marketing	1990 (3)
Russell P. Edey (7)(8)	60	Non-executive director and chairman	1998
Thokoana J. (James) Motlatsi (9)	51	Non-executive director and deputy chairman	1998
Frank B. Arisman	58	Non-executive director	1998
Elisabeth le R. Bradley (7)	64	Non-executive director	1998
Colin B. Brayshaw (7)	67	Non-executive director	1997 (3)
Victor K. Fung	57	Non-executive director	1998
Anthony (Tony) W. Lea	54	Non-executive director	2001
William (Bill) A. Nairn (10)	58	Non-executive director	2001
Julian Ogilvie Thompson	69	Non-executive director	1998
Nicholas F. Oppenheimer (11)	57	Non-executive director	1998
Anthony (Tony) J. Trahar	53	Non-executive director	2000
David D. Barber	50	Alternate director	2002
Arthur H. (Harry) Calver	55	Alternate director	2001
Peter G. Whitcutt (7)	37	Alternate director	2001

(1)        Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the board of directors must retire according to seniority or by lot but may be re-elected.

(2)        Appointed to the board in 1989, appointed as chief executive officer in April 1998 and chairman in December 2000. Resigned as chairman on April 30, 2002 but remains chief executive officer and an executive director.

(3)        Date appointed to the board of Vaal Reefs Exploration and Mining Company Limited, prior to the formation of AngloGold Limited.

(4)        Appointed as finance director in 1998.

(5)        Appointed as chief operating officer in 2001.

(6)        Appointed as marketing director in 1998.

(7)        Member of the audit committee.

(8)        Appointed as chairman with effect from May 1, 2002.

(9)        Appointed as deputy chairman with effect from May 1, 2002.

(10)       Appointed to board in January 2000, resigned from board and appointed as alternate in October 2000. Re-appointed to the board in
             May 2001.

(11)       Resigned as non-executive chairman in 2000 but remains a non-executive director.

Executive directors

Robert (Bobby) M. Godsell, BA, MA. Mr Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 yeas of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also the immediate past chairman of the World Gold Council.

Jonathan G. Best, ACIS, ACIMA, MBA. Mr Best was appointed finance director in April 1998. He has had 34 years of service with companies associated with the mining industry, and is a director of a number of AngloGold subsidiaries.

David (Dave) L. Hodgson, BSc (Mining Engineering), BSc (Civil Engineering), BCom, AMP (Harvard). Mr Hodgson was appointed to the AngloGold board in November 2001 as chief operating officer. He was previously executive officer responsible for AngloGold's South Africa region. He has more than 30 years of mining experience.

Kelvin H. Williams, BA. Mr Williams was appointed marketing director in April 1998. He has had 27 years of service with companies associated with the mining industry, and is the chairman of Rand Refinery and is a director of the World Gold Council.

Non-executive directors

Russell P. Edey, FCA. Mr Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002 he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of N M Rothschild Corporate Finance and a director of a number of other companies.

Thokoana J. (James) Motlatsi, Hon D Soc Sci (Lesotho). Dr Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is the immediate past president of the National Union of Mineworkers (NUM). He is chief executive officer of TEBA Limited.

Frank B. Arisman, MSc (Finance). Mr Arisman was appointed to the AngloGold board in April 1998. He resides in New York and is managing director of JP Morgan Chase, a company that he joined in 1972.

Elisabeth le R. Bradley, BSc, MSc. Mrs Bradley was appointed to the AngloGold board in April 1998. She is executive chairman of Wesco Investments Limited, chairman of Toyota SA Limited and deputy chairman of the South African Institute of International Affairs.

Colin B. Brayshaw, CA(SA), FCA. Mr Brayshaw was appointed to the board in January 1997. He is a retired managing partner and chairman of Deloitte & Touche, and is a non-executive director of a number of other companies including Anglo Platinum, Datatec and Johnnic Holdings. He has been chairman of AngloGold's audit committee since April 1997.

Victor K. Fung, PhD (Business Economics), MSc (Electrical Engineering). Dr Fung was appointed to the AngloGold board in April 1998. Based in Hong Kong, he is chairman of the Li & Fung group of companies, Hong Kong, the Hong Kong Airport Authority and the Hong Kong University Council. Dr Fung has advised that he will be retiring from the board at the company's annual general meeting to be held on April 30, 2003.

Anthony (Tony) W. Lea, BA (Hons). Mr Lea was appointed a director of AngloGold in July 2001. He is finance director of Anglo American plc.

William (Bill) A. Nairn, BSc (Mining Engineering). Mr Nairn has been a member of the AngloGold board since January 2000. He was re-appointed a director in May 2001, having previously been alternate director to Tony Trahar. He is group technical director of Anglo American plc.

Julian Ogilvie Thompson, MA. Mr Ogilvie Thompson was appointed to the AngloGold board in April 1998. He is a non-executive director of Anglo American Corporation (a wholly-owned South African subsidiary of Anglo American plc), having resigned as chairman of Anglo American plc in November 2002. He is a non-executive director of De Beers Consolidated Mines and a director of a number of other companies.

Nicholas F. Oppenheimer, MA. Mr Oppenheimer was appointed to the AngloGold board in April 1998 and is a former non-executive chairman of the company. He is chairman of De Beers Consolidated Mines, a non-executive director of Anglo American plc and also holds a number of directorships in AA plc and De Beers subsidiaries.

Anthony (Tony) J. Trahar, BCom, CA (SA). Mr Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.

Alternate directors

David D. Barber, FCA, AMP (Harvard). Mr Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002. He is finance director of Anglo American Corporation.

Arthur H. (Harry) Calver, BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard). Mr Calver was appointed alternate director to Bill Nairn in May 2001. He is deputy technical director (engineering) of Anglo American Corporation.

Peter G. Whitcutt, BCom (Hons), CA(SA), MBA. Mr Whitcutt was appointed alternate director to Tony Lea in October 2001. He is executive vice-president (finance) of Anglo American plc.

In accordance with the articles of association of AngloGold, all directors must retire at least once every three years by rotation and may be re-elected by shareholders. At the next annual general meeting to be held on April 30, 2003, Mr F B Arisman, Mr R P Edey, Dr V K Fung, Mr R M Godsell and Dr T J Motlatsi will retire by rotation. Other than Dr Fung, who has advised that he wishes to retire from the board, all directors will offer themselves for re-election at such annual general meeting.

Executive committee

The board of directors of AngloGold has delegated authority to run the day-to-day affairs of the company to an executive committee comprising the four executive directors. The executive committee meets regularly under the chairmanship of the chief executive officer and is mandated to assist in reviewing operations and performance by the AngloGold group, developing strategy and policy proposals for consideration by the board of directors and implementing the directives of the board. Members of the executive committee are:

Name	Age	Position	Year first appointed
Robert (Bobby) M. Godsell	50	Chief executive officer	1989
Jonathan G. Best	54	Executive director, finance	1994
David (Dave) L. Hodgson	55	Executive director and chief operating officer	2001
Kelvin H. Williams	54	Executive director, marketing	1990

For a description of the business experience and functions of the members of the executive committee, see "Directors" above.

To assist in the execution of certain of its duties and functions, the executive committee has established an operations sub-committee, a treasury committee and a finance committee.

Operations sub-committee

The objective of this sub-committee is to oversee the implementation of AngloGold's strategic objectives and review operational performance in detail. Members of the sub-committee are appointed by the executive committee and include the executive officers responsible for the various regional operations, together with the executive officers responsible for human resources, corporate affairs, business planning and any senior managers of the company as determined by the executive committee. The sub-committee meets under the chairmanship of the chief operating officer on a regular basis. For a full discussion of other board committees, see "Item 6C.: Board practices".

Treasury committee

The committee meets monthly and more often when necessary, to discuss market conditions, hedge positions and strategies, hedge accounting, treasury and hedge counterparties, treasury operations and control. The committee operates within clearly defined parameters set by the board.

The members of this committee are:

C B Brayshaw - chairman - non-executive director                           J G Best - executive director - finance

S Cassim - East & West Africa region - financial manager            R N Duffy - executive officer - business planning

Ms D Earp - manager - corporate accounting                                   R P H Hayes - treasury manager

Ms H H Hickey - group internal audit manager                                 Ms C A Hoad - risk manager

M P Lynam - treasurer                                                                            K H Williams - executive director - marketing

Finance committee

This committee, which meets on a weekly basis to review matters essentially of a financial and administrative nature, comprises:

J G Best (chairman) - executive director - finance                            R C Croll - manager - mining valuations

P J G Dennison - manager - mergers and acquisitions                 R N Duffy - executive officer - business planning

Ms D Earp - manager - corporate accounting                                   Ms H H Hickey - group internal audit manager

M P Lynam - treasurer                                                                            O C Murphy - corporate taxation manager

Either the managing secretary or the company secretary attends meetings of the committee.

Executive officers

The executive officers of AngloGold are:

Name	Age	Position	Year first appointed
Roberto Carvalho Silva	51	South America region	2000
Richard N. Duffy	39	Business planning	1998
James (Jim) J. Komadina	46	North America region	2000

Steven J. Lenahan	47	Corporate affairs	1998
Robert (Bob) W. Micsak	48	Law and Environment	2000
Neville F. Nicolau	43	South Africa region	2001
Nigel W. Unwin	50	Human resources and information technology	1999

Office of corporate administration
Yedwa Z. Simelane	37	Managing secretary	2000
Christopher (Chris) R. Bull	56	Company secretary	1998

The business experience and functions of the executive officers of AngloGold are as follows.

Roberto Carvalho Silva, BAcc, BCorp Admin, holds a degree in Accounting (from the Commerce and Business School, Federal University of Paran, Brazil) and in Corporate Administration (from the Bennett Methodist University, Brazil). He joined the Anglo American Group in Brazil in 1973, having held the position of controller and being involved in all group business. He became administrative and financial manager of De Beers Brazil in 1982, financial and commercial director of Anglo American Corporation's gold division in 1986, and vice president of Minorco Brazil in 1990. In January 1999 he was designated president and CEO of AngloGold South America, and became a member of the executive of AngloGold in February 2000.

Richard Duffy, BCom, MBA (Henley Management College - UK), holds a commerce degree from the University of the Witwatersrand. He joined Anglo American Corporation in 1987, in its computer services division. He has spent time at Anglo American Corporation's Zambian office and with companies forming part of its small and medium business development initiatives. In 1996 he became purchasing manager at Anglo American Corporation. He joined the executive of AngloGold in the capacity as managing secretary of the company in 1998 and was appointed to his current position in November 2000.

Jim Komadina, BSc (Metallurgical Engineering), MBA, AMP (Wharton), holds a Bachelor of Science degree in Metallurgical Engineering from the University of Arizona and a Master of Business Administration from the University of Phoenix, Arizona. He has 25 years of diverse mining experience and joined Independence Mining Company Inc. in 1992, which AngloGold acquired in March 1999. He was appointed President and CEO of AngloGold North America Inc. in 1999 and became an executive officer of AngloGold in February 2000.

Steve Lenahan, BSoc Sc, MSc, graduated in Social Sciences from Natal University. He also holds a Master of Science degree in Industrial Relations from London University. He started his career with De Beers in 1978 and moved subsequently to Anglo American Corporation, where he worked in the industrial relations department, the diamond services division, the public policy department and the corporate office. He became AngloGold's investor relations officer in 1998 and assumed responsibility for corporate affairs in early 2001.

Robert (Bob) Micsak, BS, MLA, JD, has a Bachelor of Science degree from Ohio State University where he graduated summa cum laude, a Master of Landscape Architecture from Harvard University Graduate School of Design and a Juris Doctorate from the University of Colorado, School of Law. He is licensed to practice law before the courts of the State of Colorado and in the Federal District Courts for the District of Colorado. His entire career has been spent in the mining industry, the last ten years as Vice President and General Counsel for AngloGold North America Inc. and its predecessor companies. He has an outstanding track record in developing environmental permitting and compliance strategies and was appointed to his current position as executive officer - environment in August 2000. He assumed responsibility for AngloGold's corporate legal affairs in September 2002.

Neville Nicolau, NHD (Metalliferous Mining), MBA (UCT), along with these qualifications, has completed the MDP and DPLR programs at UNISA and the AMP at Templeton College. He joined Anglo American Corporation in 1979 and has worked at various managerial levels in all the major areas of the South Africa region. He was appointed General Manager of Great Noligwa in 1996. In December 1999 he was appointed technical director of AngloGold South America region and on his return to South Africa in November 2001, he was appointed executive officer - South Africa region.

Nigel Unwin, BA, holds a Bachelor of Arts degree from the University of the Witwatersrand. He began his career with Anglo American Corporation in 1974 in the human resources department and in 1977 transferred to the gold and uranium division. He was appointed manpower consultant in 1987. He moved to Edgars Stores Limited as human resources executive in 1991. He was appointed AngloGold's executive officer for strategic planning and labor relations in January 1999 and assumed responsibility for the Australia region in November 1999, for information technology in November 2000 and for human resources in January 2001. He relinquished his executive officer responsibilities for AngloGold's Australia region during 2002.

Office of corporate administration

Yedwa Simelane, BA, LLB, FILPA (Fellow of the Institute of Life and Pension Advisors), MAP, was appointed managing secretary, with effect from November 1, 2000 to provide guidance to the board of directors and executive officers in the execution of their duties. She was previously with the Mineworkers Provident Fund, where she was the senior manager of the fund, advising on employee benefits, retirement funding options and risk insurance. Prior to that, she was employed as an Employee Benefits Consultant at Old Mutual Employee Benefits and at the then Alexander Forbes NBC.

Chris Bull, BCom, has been employed by the Anglo American Corporation group for the past 37 years in various company secretarial positions. He was appointed company secretary of AngloGold in 1998 and is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold is listed.

Competent persons

The schedule below presents the details of those persons who manage AngloGold's ore reserves and mineral resources:

Name	Age	Position	Year first appointed
Ben W. Guenther	50	Head of mining	1999
David (Dave) L. Worrall	52	Manager surface mining	1999
Jurgens van Zyl Visser	48	Manager survey and planning - South African region	2001
Vaughan A. Chamberlain	40	Manager evaluation	1998
Michael (Mike) F. O'Brien	45	Manager evaluation	1999

The following persons take corporate responsibility for the reporting of ore reserves:

Ben Guenther, BSc (Mining Engineering), MAusIMM, holds a Bachelor of Science degree in Mining Engineering from the Colorado School of Mines. He joined Minorco in 1995. He was appointed Vice President and General Manager AngloGold (Jerritt Canyon) in 1999 and in September 2000 was appointed head of mining at the corporate office.

Dave Worrall, ACSM, MAusIMM, is an Associate of the Camborne School of Mines in Cornwall, England. He joined Anglo American Corporation in 1981 as a senior mine planning engineer in the technical director's office and AngloGold in 1999 as manager surface mining in the corporate office, the position he currently holds.

Jurgens van Zyl Visser, BSc (Minerals Resource Management), PLATO, holds a Bachelor of Science degree in Mineral Resource Management from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1975 as a surveyor at President Steyn Mine (now Bambanani mine). He joined AngloGold in 1998 as a divisional valuator and in 1999 was appointed as manager survey and planning - South African region.

The following persons, as defined under the JORC Code, take corporate responsibility for the reporting of AngloGold's mineral resources:

Vaughan Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 as manager evaluation in the mineral resource department, the position he currently holds.

Mike O'Brien, MSc (Engineering), BSc (Hons) (Geology), DipData, Pr.Sci.Nat., MAusIMM, holds a Bachelor of Science degree in Geology from the University of Natal, a Masters degree in engineering from the University of Witswaterrand and a DipData diploma from UNISA. He joined Anglo American Corporation in 1981 as a geologist at Vaal Reefs Mine and AngloGold in 1999 as manager evaluation in the mineral resource department, the position he currently holds.

6B.        Compensation

Policy

AngloGold has a Remuneration Policy which seeks to:

•       attract, reward and retain executives of the highest caliber;

•       align the behavior and performance of executives with the company's strategic goals and to act in the overall interest of shareholders;

•       ensure the appropriate mix of short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives;

•       ensure that regional management is competitively rewarded within a global remuneration policy, which recognizes both local and global markets.

This policy and its application is reviewed at least annually by the Remuneration Committee. See "Item 6C.: Board practices - Remuneration committee".

Compensation of directors

Under the Listings Requirements of the JSE Securities Exchange South Africa (JSE), AngloGold discloses the compensation paid to each of the members of the board of directors.

Compensation of executive directors

Compensation of the executive directors comprise the following elements:

•       salary;

•       annual performance bonus;

•       participation in the Share Incentive Scheme;

•       benefits, including pension, disability and death cover and healthcare.

Salary: All salaries are reviewed annually, with the salaries of executive directors being set with reference to external market surveys, in particular South African survey information, where all of the executive directors are based.

Annual performance bonus: All executive directors participate in an annual performance bonus scheme which is based on a combination of company and individual performance targets, with the company performance element comprising 70 percent and individual performance 30 percent of the bonus payable. Maximum bonus, for the full achievement of company targets set in advance by the board, and individual performance targets agreed to by each executive director at the beginning of the review period, is expressed as a percentage of salary, with the chief executive officer's performance bonus set at a maximum of 70 percent of salary and the other three executive directors at 50 percent of salary.

Company performance measures include earnings per share, return on capital and cost control. The company's overall safety performance is also taken into account after review of the above targets. The Remuneration Committee retains the right to alter bonuses in the light of exceptional individual performance.

Share Incentive Scheme: The scheme provides for executive directors to be granted options annually, subject to the approval of the Remuneration Committee. The annual value of shares over which options are currently granted is up to a maximum equivalent to the annual salary for any executive director. Each tranche of options can only be exercised if earnings per share increase by 5 percent plus US inflation per year, over a three-year period. Options must be exercised within 10 years from date of grant.

Until December 31, 2001, the scheme allowed for options to be granted in three tranches over a five-year period, subject to a maximum of 200,000 in respect of the chief executive officer and 100,000 for other executive directors. The number of options held by executive directors is reflected on page 149.

See "Item 6E.: Share ownership" for more information on the share incentive scheme.

Pensions: All executive directors are members of the AngloGold Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2 percent of final salary per year of service. Death and disability cover is reflective of best practice amongst comparable employers in South Africa.

Other benefits: Executive directors are members of the AngloGold Medical Scheme, which covers the director and his immediate family. Executive directors are also reimbursed for reasonable business expenses which they incur, including travel expenses.

Executive directors' service contracts: Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Mr R M Godsell, as chief executive officer, is 12 months, and for the other three executive directors, six months. The contracts also deal with compensation if employment is terminated or in the event of a material change in role, responsibilities or remuneration, with compensation in these circumstances pegged at twice the notice period.

The following table presents the compensation paid by AngloGold to each executive director during 2002 and 2001. Executive directors have elected not to receive payment of directors fees, committee fees and travel allowances.

All figures in $000 (1)	Salary	Bonuses and performance related payments	Pension scheme contributions	Pre-tax gain on share options exercised	(2) Other benefits	Total
Remuneration 2002
R M Godsell (Chief Executive Officer)	402	124	47	-	27	600
J G Best	236	89	29	203	3	560
D L Hodgson	236	65	29	283	10	622
K H Williams	255	86	32	205	14	592
Total	1,129	364	137	691	54	2,374

Remuneration 2001 (3)
R M Godsell (Chief Executive Officer)	386	74	44	-	6	509
J G Best	246	59	29	183	21	538
D L Hodgson (appointed 1 November 2001)	45	13	6	123	1	188
K H Williams	263	66	32	122	5	489
Total	940	212	111	428	33	1,724

(1)        Directors' compensation is paid principally in South African rands. However, for the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2002: $1 = R10.4835; and 2001: $1 = R8.6182.

(2)        Includes health care and reimbursement of travel expenses.

(3)        Includes pre-tax gains on options exercised in 2001, not reflected in remuneration table in 2001 annual report.

Compensation of non-executive directors

Non-executive directors receive no compensation from AngloGold other than their fees which are determined by shareholders in general meeting. Under the company's articles of association, the annual fees payable to directors, with effect from May 1, 2002, are R100,000 for each director other than the chairman and deputy chairman (previously R50,000), R200,000 for the chairman and R150,000 for the deputy chairman (previously R80,000 each). Remuneration of non-executive directors for their services on the committees concerned is determined by the board. Currently, this comprises in the case of each committee: Chairman R50,000 per annum; members R30,000 per annum each. In addition, payment of a travel allowance of $2,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold is liable for the payment of all travel costs.

No benefits in kind were granted to the non-executive directors during 2002 and 2001.

There are no contracts of service between the non-executive directors and the company or any of its subsidiaries. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years.

The following table presents the compensation paid by AngloGold to each non-executive director during 2002 and 2001.

	2002			2001
All figures in $000 (1)	Directors' fees	Committee fees	(2) Travel allowance	Total	Directors' fees	Committee fees	Total
R P Edey (Chairman)	15	12	4	31	9	13	22
Dr T J Motlatsi (Deputy Chairman)	11	10	2	23	6	12	18
F B Arisman	8	6	4	18	6	7	13
Mrs E le R Bradley	8	10	-	18	6	11	17
C B Brayshaw	8	4	-	12	6	5	11
Dr V K-K Fung	8	3	2	13	6	4	10
A W Lea	8	3	-	11	2	-	2
W A Nairn	8	10	-	18	4	8	12
J Ogilvie Thompson	8	3	-	11	6	3	9
N F Oppenheimer	8	3	-	11	6	3	9
A J Trahar	8	3	-	11	6	2	8
Total	98	67	12	177	63	68	131
Alternates (3)
P G Whitcutt	-	3	-	3	-	1	1
Total	-	3	-	3	-	1	1
Fees paid to former non-executive directors and former alternate directors
Dr J W Campbell	-	-	-	-	3	2	5
D M J Ncube	-	(4) 6	-	-	3	5	8
M W King	-	-	-	-	2	2	4
R P Garnett	-	-	-	-	-	2	2
Total	-	6	-	-	8	11	19
Grand total	98	75	12	185	71	80	151

(1)        Directors' compensation is paid principally in South African rands. However, for the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2002: $1 = R10.4835; and 2001: $1 = R8.6182.

(2)        Travel allowance was introduced with effect from May 1, 2002.

(3)        Messrs Barber and Calver are not members of any sub-committee and are therefore not entitled to payment of fees.

(4)        Prior years' adjustment.

Compensation of senior management

AngloGold's senior management comprises its executive directors and executive officers. Under the Listings Requirements of the JSE AngloGold is not required to, and it does not otherwise, disclose compensation paid to individual senior managers other than executive directors. However, the aggregate compensation paid to executive officers, excluding compensation paid to executive directors, in 2002 was $1.494 million (2001: $1.886 million), representing 7 executive officers in 2002 and 10 executive officers in 2001.

The contributions by AngloGold to post-retirement benefits for the year ended December 31, 2002 in respect of executive officers, excluding contributions paid to executive directors, was $155,243 (2001: $194,548).

AngloGold pays compensation principally in South African rands. However, for the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2002: $1 = R10.4835; and 2001: $1 = R8.6182.

6C.        Board practices

The board of directors

AngloGold has a unitary board structure, which currently comprises four executive directors and fourteen non-executive directors, three of whom are alternates. The directors are committed to the principles of corporate discipline, transparency, independence, accountability, responsibility, fairness and social responsibility.

Effective control of management is exercised through the executive directors. They are held accountable by means of regular reports to the board and are measured against agreed performance criteria and objectives relative to the current business climate and the prospects of each business unit. The non-executive directors are high-caliber individuals and make a significant contribution to the board's deliberations and decisions. All directors have the requisite knowledge, experience and ability required to properly carry out their duties in meeting the present and future requirements of the company. All participate actively in the proceedings at meetings whether present personally or by teleconference or video conference facilities.

The four executive directors have service contracts with AngloGold that provide for benefits if the executive director's appointment is terminated or if he resigns in circumstances contemplated by section 186(e) of the South African Labor Relations Act, namely where an employee terminates a contract of employment with or without notice because the employer made continued employment intolerable for the employee, within twelve months of a change of control of the company. Each executive director's contract entitles him to payment of 12 months' gross salary (24 months' gross salary in the case of Mr Godsell), less tax and national insurance contributions, and the value of any pension contributions that would have been made to him by AngloGold in the six months following his date of termination.

All directors are subject to retirement by rotation and re-election by shareholders at least once every three years. In addition, all directors are subject to re-election by shareholders at the first annual general meeting following their appointment. The appointment of new directors is approved by the board as a whole.

Currently, five of the 11 non-executive directors (excluding alternate directors) of AngloGold are affiliated with AngloGold's ultimate parent company, Anglo American plc, namely Messrs A W Lea, W A Nairn, N F Oppenheimer, J Ogilvie Thompson and A J Trahar. The six remaining non-executive directors, being Mr R P Edey, Dr T J Motlatsi, Mr F B Arisman, Mrs E le R Bradley, Mr C B Brayshaw and Dr V K Fung, are all independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgement.

The board retains full and effective control over the group, meeting four times a year with additional meetings being arranged when necessary, to review strategy, planning, operational and financial performance, acquisitions and disposals, major capital expenditure, stakeholder communications and other material matters reserved for its decision. The board is also responsible for monitoring the activities of executive management within the group. Board meetings are held in South Africa and internationally. In addition, there is provision in the company's articles of association for decisions to be taken between meetings by way of directors' written resolutions.

An agenda and supporting papers are distributed to all directors prior to each board meeting. Appropriate explanations and motivations are provided for items of business requiring decisions at the meeting. This ensures that relevant facts and circumstances are brought to the attention of directors. In terms of good governance, the directors can conduct unrestricted inspection of all company property, information and records.

The articles of association of AngloGold provide for the following:

•       AngloGold may in a general meeting elect any person to be a director to fill a casual vacancy;

•       The directors have the power to appoint any person as a director, either to fill a casual vacancy or as an addition to the board.
        The articles of association contain no provision for a maximum number of directors;

•       The articles of association contain no provision for directors to hold qualification shares;

•       The directors are entitled to remuneration as determined by AngloGold, by ordinary resolution in a general meeting; and

•       The directors may, from time to time, borrow or raise sums of money for the purposes of AngloGold.

The directors have access to the advice and services of a managing secretary, as well as a company secretary, who are both responsible to the board for ensuring compliance with procedures and regulations of a statutory nature, as well as playing an active role in the company's corporate governance process. Directors are entitled to seek independent professional advice concerning the affairs of the group at the group's expense, should they believe the course of action would be in the best interests of the group.

Board committees

The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfil its decision-making process. Each committee acts within written terms of reference under which specific functions of the board are delegated with defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to members of the committees and the board. Chairmen of the board committees, or their representatives, are required to attend the annual general meetings to answer any questions raised by shareholders.

The following information reflects the composition and activities of these committees other than the executive committee which is discussed above under "Item 6A. Directors and senior management":

Audit committee

Members of the audit committee, which is comprised exclusively of non-executive directors, are:

C B Brayshaw - chairman                                                                        Mrs E le R Bradley

R P Edey                                                                                                      P G Whitcutt

The primary responsibility of the audit committee is to assist the board of AngloGold in carrying out its duties relating to accounting policies, internal control, financial reporting practices, and identification of exposure to significant risks.

To assist the audit committee in discharging its responsibilities, internal audits are performed at all of AngloGold's operating units and functions under the control of, and report to, AngloGold's internal audit manager. The internal audits are performed by teams of qualified and experienced employees. The primary mandate of AngloGold's internal auditors is to provide an independent, objective assurance and consulting activity designed to add value and improve the organization's operations. This is done by a systematic, disciplined approach to review, evaluate and improve the effectiveness of risk management, internal control and governance processes. This process is designed to bring material deficiencies, instances of non-compliance, high-risk exposure and development needs to the attention of the group internal audit manager and operational management for resolution.

The group internal audit manager reports on an administrative basis to the finance director and functionally to the audit committee. The company's audit committee has access to all records of the internal audit team. The group's internal audit manager and the external audit partner have unrestricted access to the chairman of the audit committee and, where necessary, to the chairman of the board and chief executive officer. All important findings arising from audit procedures are brought to the attention of the audit committee and, if necessary, to the board.

The audit committee met six times during 2002 with the external audit partner, the group's internal audit manager and the finance director, to review the audit plans for the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

A sub-committee met on March 20, 2003 to review the company's annual report on Form 20-F prior to approval by the board and subsequent submission to the SEC in Washington.

Employment equity and development committee (previously the employment equity committee)

The members are:

Dr T J Motlatsi - chairman                                                                         F B Arisman

R M Godsell                                                                                                 D L Hodgson

W A Nairn

Mr Hodgson was appointed an additional member of the committee with effect from July 26, 2002.

As the change of name implies, the objective of this committee was changed during 2002 in order to place greater emphasis on the extensive opportunities offered to all employees to achieve their optimal levels of career development in the course of their employment with the company, recognizing the diversity of the society within which AngloGold conducts its business. The committee, comprising three non-executive directors, the chief executive officer and the chief operating officer, meets four times a year. The committee met on four occasions during 2002.

Investment committee

The members are:

R P Edey - chairman                                                                                 J G Best

Mrs E le R Bradley                                                                                     A W Lea

W A Nairn                                                                                                    K H Williams

Composed of four non-executive directors, as well as the finance and marketing directors, this committee meets as and when required for the purpose of assessing capital projects and ensuring that investments, disinvestments and financing proposals are in accordance with the company's primary objective of creating wealth for its shareholders on a sustainable long-term basis. Three meetings were held during 2002.

Market development committee

The members are:

Mrs E le R Bradley - chairman                                                                  F B Arisman

Dr V K Fung                                                                                                   R M Godsell

Dr T J Motlatsi                                                                                               K H Williams

The primary objective of the committee is to extend the influence of AngloGold as a major global gold company in the development of a broader gold business both nationally and internationally. This committee, which now meets a minimum of twice a year, is composed of four non-executive directors, the chief executive officer and the marketing director. The committee held three meetings during the course of 2002.

Remuneration committee

The members are:

R P Edey - chairman                                                                                   N F Oppenheimer

J Ogilvie Thompson                                                                                     A J Trahar

The remuneration committee, which is comprised exclusively of non-executive directors, is primarily responsible for approving the remuneration policies of the company and the terms and conditions of employment of executive directors and officers, including the determination of salaries, performance-based bonuses and the administration of the company's share incentive scheme. The committee meets as and when required, with a minimum of one meeting per annum. Four meetings of the committee were held during 2002.

Safety, health and sustainable development committee (previously Safety, health and environment (SHE) committee)

Members are:

W A Nairn - chairman                                                                                 R M Godsell

Dr T J Motlatsi

The committee's name was changed during 2002 to reflect the broadening of its objectives to include the social, economic, environmental and health impacts of the company's operations on both local and global communities. One of the primary objectives of this committee is the elimination of all accidents of a mining nature. The committee conducts on-site inspections in regard to matters of serious concern. The committee, which comprises two non-executive directors and the chief executive officer, met on four occasions during 2002.

Company secretarial function

Appointment and removal of the managing secretary and company secretary are matters for the board. Both these officials are required to provide the directors of the company, collectively and individually, with detailed guidance as to their duties, responsibilities and powers. They are also required to ensure that the directors are aware of all laws, legislation, regulations and matters of ethics and good governance relevant to, and affecting the company. The managing secretary and company secretary are also responsible for compliance with all the statutory requirements in regard to the administration of the Share Incentive Scheme. They are kept advised of all dealings by directors and officers in shares of the company and such are reported at board meetings. They are also required to ensure that minutes of all shareholders' meetings, directors' meetings and the meetings of the various committees of the board of directors are properly recorded in accordance with the South African Companies Act. These minutes are circulated to all members of the board.

6D.        Employees

The average number of employees in the AngloGold group over the last 3 financial years was:

	2000	2001	2002
South Africa	79,124	64,881	46,657
East & West Africa	849	1,627	2,276
North America	718	854	909
South America	2,388	2,292	2,656
Australia	957	726	599
Total	84,036	70,380	53,097

Excludes employees at metallurgical plants, shared business services, corporate office and health services.

For details of employees, including outside contractors, by geographical region, see "Item 4B.: Business overview - Products, operations and geographic locations".

Worker participation

The company has in place a variety of strategies and structures, which are designed to promote employee participation. These strategies and structures are further developed and adapted from time to time to meet variations in operational requirements and to accommodate changing circumstances. Management and employee representatives meet in formal and informal forums at company and operational levels to share information and to address matters of mutual interest.

South African operations

The South African gold mining industry continues to remain labor intensive. However, ongoing technology innovation is making the workplaces safer and more productive and hence continues to be a strategic drive in 2003.

A significant number of South Africa's workers belong to either registered or unregistered trade unions, and most of the major industries are unionized. Approximately 70 percent of AngloGold's employees are members of South Africa's registered or unregistered trade unions. Trade unions have, with the adoption of the amendments to legislation, a significant influence in South Africa as vehicles for social and political reform and in the collective bargaining process. It is uncertain whether labor disruptions will be used to advocate political causes in the future. Significant labor disruptions could have a material adverse effect on AngloGold's results and financial condition.

The Labor Relations Act entrenches the rights of employees to belong to trade unions and the rights of trade unions to have access to the workplace. It also guarantees the right to strike and the right to participate in secondary strikes in certain prescribed circumstances. The right to picket has also been recognized. This Act recognizes the right of employees to participate in the decision-making of companies by providing for the compulsory establishment of workplace forums to represent the interests of employees where a company employs more than 100 employees. The range of issues on which the workplace forum must be consulted includes restructuring of the workplace, partial or total plant closures, mergers and transfers of ownership, insofar as these affect employees, and terminations. The effect of the recent promulgation of amendments to specific labor laws last year is predominantly visible in the requirement for a more consultative retrenchment process as well as the broadening of the definition of an "employee" under the legislation. In addition to compliance with a spectrum of labor legislation, further compliance is necessary with the newly released Mining Charter.

The implementation of the Labor Relations Act's provisions have not had, and management believes will continue not to have, a material adverse effect on AngloGold's cost of labor and consequently on its results and financial condition, although there can be no assurance of this. See "Item 3D.: Risk factors - Labor disruptions could have an adverse effect on operating results and financial condition".

With the highly regulated South African market, the costs of employment are substantial and labor costs at AngloGold's South African operations constituted approximately half of South African production costs in 2002. Wage agreements differ across bargaining units. In South Africa, negotiated pay increases were settled at a minimum of 8 percent as part of a two-year wage and productivity agreement for 2002. This agreement covers a significant majority of AngloGold's employees in South Africa and will expire in July 2003. In addition, on January 22, 2003, AngloGold signed a two-year salary agreement with the United Association of South Africa (UASA) and the National Union of Mineworkers (NUM) which provides for an annual pay increase of 9 percent to all employees under this agreement, plus merit increases ranging from 0.5 - 2 percent annually, with effect from January 2003 and an annual pay increase of 8 percent to all employees under this agreement with effect from January 2004. There was no decision reached on payment of merit increases for 2004. This agreement covers 4,500 employees in AngloGold's South African operations.

Due to the high cost of labor, productivity and efficiency improvements are paramount to AngloGold's success. There are multiple efforts to improve productivity through various training and development initiatives, which have importantly included the raising of literacy and numeracy levels during 2002. AngloGold's training facilities are accredited with the Mining Qualifications Authority and during the course of 2002 also received ISO 9002 accreditation from the British Standards Institute. Importantly as well, AngloGold continues to pilot a project, aimed at achieving best work practices in deep level mining.

East and West African operations

African operations are divided across three countries, namely Namibia, Mali and Tanzania. Operations in Mali and Tanzania are jointly owned and managed through Joint Venture agreements. Labor on site is divided into four broad categories, namely seconded employees from AngloGold and partner companies; contract expatriates; employees employed by contract companies; and local employees. In all three countries, only the local employees participate in union activities. In Tanzania and Mali, the union movement is in its infancy stages. In Tanzania, a code of conduct is being negotiated between the Chamber of Mines and the union which will set the framework for an effective working relationship in the future. The industrial relations climate is stable and structures are being implemented to deal with union management negotiations and conflict. Close links are being maintained with local and national government in all the African countries of operation.

North American operations

Employees on AngloGold's North American operations are not unionized. Labor relations are satisfactory and no disruptions were experienced in 2002.

South American operations

AngloGold's operations in South America have union representation, although this figure is below 50 percent at each of the operations. Good relations exist with employees and the union; the labor environment has been relatively peaceful, with wage negotiations having been concluded without any disruptions.

Australian operations

Employees on AngloGold's Australian operations are not represented by a labor union, which is typical of the gold mining sector in that country. The Australian operations did not experience any labor disruptions in the past year.

6E.        Share ownership

Share ownership of directors

Directors hold the following number of ordinary shares of the company at December 31, 2002 and 2001, which did not individually or in the aggregate exceed 1 percent of the company's issued ordinary share capital:

	December 31, 2002	December 31, 2001
	Beneficial	Beneficial
	Direct	Indirect	Non- beneficial (1)	Direct	Indirect	Non- beneficial (1)
Executive directors
R M Godsell	460	-	-	460	-	-
K H Williams	-	920	-	-	920	-
Total	460	920	-	460	920	-
Non-executive directors
F B Arisman	-	2,000	-	-	2,000	-
Mrs E le R Bradley	-	28,200	10,000	-	5,200	11,000
R P Edey	-	1,000	-	-	1,000	-
J Ogilvie Thompson	-	-	478	-	-	478
N F Oppenheimer	-	-	6,426	-	-	9,026
Total	-	31,200	16,904	-	8,200	20,504
Alternates
A H Calver	-	-	-	46	-	-
P G Whitcutt	-	-	-	46	-	-
Total	-	-	-	92	-	-
Grand Total	460	32,120	16,904	552	9,120	20,504

(1)        The director derives no personal benefit from the ordinary shares declared, for example by holding the shares in trust for another.

As of March 31, 2003, there has been no change in the directors' ownership of ordinary shares, set forth above.

Share ownership of executive officers

Under the Listings Requirements of the JSE, AngloGold is not required to disclose, and it does not otherwise ascertain, share ownership of individual executive officers in the share capital of AngloGold. However, to the best of its knowledge, AngloGold believes that AngloGold shares held by executive officers, in aggregate, do not exceed 1 percent of the company's issued ordinary share capital. See "Item 6E.: Share ownership - Share ownership of directors" for details of shares held by executive directors.

AngloGold Share Incentive Scheme

AngloGold operates a share incentive scheme for the purpose of providing an incentive to executive directors, executive officers and managers to identify themselves more closely with the fortunes of the group and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire shares in the company.

Under the terms of the scheme, which was approved by the shareholders at general meeting, up to 2.75% of AngloGold's ordinary shares in issue may be allocated to eligible scheme participants. As of December 31, 2002 and 2001, this amounted to 6,122,106 shares and 5,919,873 shares, respectively.

The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 300,000.

Non-executive directors are not eligible for participation in the scheme.

All options which have not been exercised within ten years from the date on which they were granted automatically lapse, unless otherwise stated.

The scheme provides for the granting of options, based on two separate criteria:

Time related options were approved by shareholders at the general meeting held on June 4, 1998, and amended by shareholders at the annual general meeting held on April 30, 2002. No further options will be granted under this plan which will terminate on February 1, 2012, being the date on which the last options may be exercised or will expire.

Each time related option entitles the holder to acquire one ordinary share at a price equal to the closing price of ordinary shares on the JSE on the day before granting of the option.

Time related options granted, may be exercised as follows:

Percentage	Period after date of grant of options
20	2 years
40	3 years
60	4 years
100	5 years

The movement in respect of time related options during the period January 1, 2002 to December 31, 2002 was as follows:

		Options
	Number	Average exercise price per ordinary share
At January 1, 2002	2,565,600	R121.14
Movements during year
- Granted	* 108,000	R190.21
- Exercised	478,720	R118.79
- Lapsed - terminations	35,600	R145.55
At December 31, 2002	2,159,280	R124.72

*        Includes 64,000 options granted in 2001 at an average price of R159.36, recorded in 2002. (Prior year adjustment)

Performance related options were approved by shareholders at the annual general meeting held on April 30, 2002.

Each performance related option entitles the holder to acquire one ordinary share at a price equal to the closing price of ordinary shares on the JSE on the day before granting of the option.

Performance related options may be exercised in full, three year's after date of grant, provided that the conditions on which the options were granted, namely the performance of the company as determined by the directors at date of grant, are met.

The movement in respect of performance related options during the period January 1, 2002 to December 31, 2002 was as follows:

		Options
	Number	Average exercise price per ordinary share
At January 1, 2002	-	-
Movements during year
- Granted	1,182,500	R299.50
- Exercised	-	-
- Lapsed - terminations	3,400	R299.50
At December 31, 2002	1,179,100	R299.50

The movement in respect of the time related and performance related options in aggregate during 2002 was as follows:

		Options
	Ordinary shares issued	Number	Average exercise price per ordinary share
At January 1, 2002	1,060,600	2,565,600	R121.14
Movements during year
Granted		* 1,290,500	R290.35
Exercised	478,720	478,720	R118.79
Lapsed - terminations		39,000	R158.97
At December 31, 2002	1,539,320	3,338,380	R186.45

*        Includes prior year adjustment

Option ownership of directors, executive officers and management

Under the Listing Requirements of the JSE, AngloGold is required to disclose the option ownership of individual directors. Under those requirements, AngloGold is not required to, and it does not otherwise, disclose option ownership of individual executive officers and senior management.

The table below shows the movement in respect of options held by executive directors on an individual basis, and by executive officers and managers, each as a group, during 2002. Non-executive directors are not eligible to participate in the scheme and therefore own no options:

	Executive directors
	R M Godsell	J G Best	D L Hodgson	K H Williams	Total	Executive officers	Managers	Total
Granted as at January 1, 2002
Number	178,300	74,800	58,000	83,600	394,700	(1) 167,200	(1) 2,003,700	2,565,600
Average exercise price per shares - R	108.04	113.30	109.59	104.96	108.61	121.35	123.59	121.14
Granted during year
Number	16,000	10,500	(2) 40,500	10,500	77,500	(3) 90,400	(4) 1,122,600	1,290,500
Average exercise price per share - R	299.50	299.50	195.50	299.50	245.15	247.22	296.95	290.35
Exercised during year
Number	-	11,200	14,800	12,000	38,000	32,000	408,720	478,720
Average exercise price per share - R	-	104.00	104.00	104.00	104.00	107.54	121.05	118.79
Average market price per share at date of exercise - R	-	294.18	304.78	283.53	294.94	254.12	269.82	270.76
Pre-tax gain at date of exercise - R value	-	2,130,000	2,971,504	2,154,400	7,255,904	4,690,576	60,806,607	72,753,087
Average - R per share	-	190.18	200.78	179.53	190.94	146.58	148.77	151.97
Lapsed during year
Number	-	-	-	-	-	-	39,000	39,000
Average exercise price per share - R	-	-	-	-	-	-	158.97	158.97
Held as at December 31, 2002
Number	194,300	74,100	83,700	82,100	434,200	225,600	2,678,580	3,338,380
Average exercise price per share - R	123.80	141.10	152.15	129.98	133.39	173.74	196.12	186.45
Latest expiry date	May 2, 2012	May 2, 2012	May 2, 2012	May 2, 2012		May 2, 2012	May 2, 2012

Prior year adjustments:

(1)        20,000 options granted at an average price of R114.20 adjusted for category change.

(2)        30,000 options granted at an average price of R159.10.

(3)        16,000 options granted at an average price of R159.10.

(4)        18,000 options granted at an average price of R160.01.

Acacia Employee Option Plan

The company's wholly-owned subsidiary, AngloGold Australia Limited (originally Acacia Resources Limited) operates the Acacia Employee Option Plan for certain of its employees. In terms of this plan, on exercising of options, a ratio of 7 AngloGold ordinary shares for every 100 Acacia options held is applicable. The issue price of the AngloGold shares is calculated using the A$/R exchange rate as of the date of allotment. No further options will be granted under this plan which will terminate on April 28, 2004, being the date on which the last option may be exercised or will expire. All the outstanding options are held by one employee.

The movement in respect of options during the period January 1, 2002 to December 31, 2002 was as follows:

	Number of options	Equivalent AngloGold ordinary shares	Ordinary shares issued	Average issue price of AngloGold ordinary shares
At January 1, 2002	1,041,400	72,898	25,102	R122.83
Movements during year
Issued	-	-
Exercised	951,400	66,598	66,598	R175.41
Lapsed	-	-
Held as at December 31, 2002	90,000	6,300	91,700	R161.02

Item 7: Major shareholders and related party transactions

Overview

Description of AngloGold's share capital

AngloGold's share capital consists of three classes of stock:

•       Ordinary shares, par value 25 cents each (the "ordinary shares");

•       A redeemable preference shares, par value 50 cents each (the "A preference shares"); and

•       B redeemable preference shares, par value 1 cent each (the "B preference shares").

At a general meeting on December 5, 2002, shareholders approved, inter alia, a special resolution for the sub-division of the company's authorized and issued ordinary share capital on a 2 for 1 basis, with effect from close of business on December 24, 2002. The special resolution was registered on December 10, 2002.

Apart from the sub-division of the ordinary share capital, there was no other change to the authorized share capital of the company during 2002.

The authorized and issued share capital of AngloGold at December 31, 2002, is set out below:

Title of class	Authorized	Issued
Ordinary shares	400,000,000	222,622,022
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896

All the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold. For a discussion of rights attaching to the ordinary shares, the A redeemable preference shares and the B redeemable preference shares, see "Item 10B.: Memorandum and Articles of Association".

The following are the movements in the issued ordinary share capital from the beginning of the accounting period to the date of this report:

		2002		2001
Issued	Number of shares	Rand	Number of shares	Rand
At January 1, 2002	215,268,116	53,817,029	214,042,174	53,510,544
Issues during year
Issue of shares in terms of
- Normandy top-up facility (1)	127,156	31,789	16,474	4,118
- Normandy share-swap (1)	6,403,236	1,600,809	466,366	116,592
- AngloGold odd-lot offer (2)	278,196	69,549	-	-
Exercise of options by participants in the
- AngloGold Share Incentive Scheme	478,720	119,680	718,000	179,500
- Acacia Employee Option Plan	66,598	16,650	25,102	6,275
At December 31, 2002	222,622,022	55,655,506	215,268,116	53,817,029

(1)        Arising from an offer by AngloGold to shareholders of Normandy Mining Limited to acquire the entire issued share capital of Normandy. As acceptances in respect of this offer constituted only 7.16 percent of Normandy's issued share capital, with no possibility of AngloGold obtaining majority control of Normandy, the offer closed on January 18, 2002. The company's holding of Normandy shares was disposed of in January 2002 and the proceeds applied towards repaying debt owed by the AngloGold group.

(2)        On November 11, 2002, AngloGold issued a circular to shareholders in which, inter alia, an offer was made to shareholders with holdings of less than 50 ordinary shares (pre sub-division) in AngloGold ("odd-lots") to either increase their odd-lot holdings to 50 ordinary shares
             (pre sub-division), retain or sell their odd-lot holdings. The rationale behind the offer was to reduce the substantial administrative costs connected with the large number of odd-lot shareholders (approximately 15,555 shareholders) in an equitable manner. The odd-lot offer was not available to holders of AngloGold ADSs and CDIs and to shareholders whose registered addresses are, or who are located, in the United States or to shareholders who are US persons.

7A.        Major shareholders

According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, more than 5 percent of the ordinary share capital of the company:

Ordinary shares held at	December 31, 2002		December 31, 2001		December 31, 2000
Shareholder	Number	% voting rights	Number	% voting rights	Number	% voting rights
Anglo American plc	114,457,368	51.41	114,457,368	53.17	114,468,918	53.48
The Bank of New York*	39,879,957	17.91	30,104,646	13.98	33,024,720	15.43

*        Shares held through various custodians in respect of American Depositary Shares issued by The Bank of New York. At December 31,
         2002 the number of persons who were registered holders of ADSs was reported at 5,179. AngloGold is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

The company's major shareholders have the same voting rights as other holders of AngloGold ordinary shares and do not have any different or special voting rights.

As at December 31, 2002, there were 16,284 holders of record of AngloGold shares. Of these holders 309 had registered addresses in the United States and held a total of 40,509 ordinary shares, approximately 0.018 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York, hold AngloGold shares, in whole or in part, beneficially for United States persons.

At March 31, 2003, 41,125,252 ADSs, or approximately 18.46 percent of the total issued ordinary share capital, were issued and outstanding and held of record by 5,064 registered holders.

Insofar as is known to AngloGold, except as described below, as of December 31, 2002 there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold, nor is AngloGold aware of any arrangements which might result in a change in control of AngloGold.

All the issued A and B preference shares are held by Eastvaal Gold Holdings Limited, AngloGold's wholly-owned subsidiary. The articles of association of AngloGold provide that the A redeemable preference shares and the B redeemable preference shares are not transferable.

Relationship with Anglo American plc (AA plc) and its subsidiaries

AA plc is the largest shareholder of AngloGold with an equity interest and voting rights of 51.41 percent (2001: 53.17 percent). Currently, five members of the board of directors of AngloGold are affiliated with AA plc. AA plc has informed AngloGold that it does not currently intend to have more than five members affiliated with AA plc on the AngloGold board of directors at any time. However, currently there is no agreement between AngloGold and AA plc concerning membership on the AngloGold board of directors by AA plc.

AngloGold is an important strategic investment for AA plc as it represents AA plc's principal investment in the global gold industry. AngloGold is an operating gold company independent of AA plc. In this regard:

•       AngloGold has a fully dedicated and entirely independent management. This includes its chief executive officer. The management is remunerated by AngloGold and incentivized by an AngloGold share incentive scheme;

•       A majority of AngloGold's board of directors are non-executive directors and, including AngloGold's non-executive chairman, the majority of these non-executive directors are not affiliated to AA plc;

•       AngloGold has the management, financial capacity and resources to carry out all aspects of its ongoing business activities independent of AA plc;

•       Where appropriate, AngloGold may purchase selected specialized services from AA plc on normal commercial and arm's length terms. However, any such contract with AA plc is subject to the approval of a board sub-committee consisting entirely of AngloGold directors independent of AA plc; and

•       AngloGold has no service agreements or other contracts in terms of which any turnover or profit related fees are payable to
        AA plc.

Anglo American Corporation (AAC), a wholly-owned subsidiary of AA plc, has the right to participate in future profits of certain greenfield mineral rights that were transferred by AAC to AngloGold at the time of its formation. No value can be attached to these greenfield mineral rights, until such time as these rights are developed.

7B.        Related party transactions

At December 31, 2002, AA plc and its subsidiaries hold an effective 51.41 percent interest in AngloGold. In 1997, AAC controlled the board of directors and provided various managerial, technical and administrative services as and when required by the company. This service agreement was cancelled at the end of the first quarter of 1998.

The group had the following transactions with related parties during the years ended December 31, 2002, 2001 and 2000:

	December 31, 2002		December 31, 2001		December 31, 2000
(in millions)	Purchases from related party $	Amounts owed to related party $	Purchases from related party $	Amounts owed to related party $	Purchases from related party $	Amounts owed to related party $
Related party transactions with fellow subsidiaries of AA plc
Boart Longyear Limited - mining services	9	-	11	1	7	1
Mondi Limited - forestry	18(1)	1	15	1	20	-
Scaw Metals - A division of Anglo Operations Limited - steel and engineering	11	1	13	1	11	-
Shaft Sinkers (Proprietary) Limited - mining services (2)	-	-	12	1	12	-
Related party transactions with associates
Rand Refinery Limited - gold refinery	2	--	3	-	4	-

(1)        Includes $10 million as settlement by AngloGold of a claim in respect of an alleged breach of contract.

(2)        No longer considered to be a related party of AngloGold, as no longer a subsidiary of AA plc.

Since January 1, 2002, AngloGold has not been, and as of the date of this annual report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest. In addition, no such persons had any indebtedness to AngloGold during this period, and as of the date of this annual report.

7C.        Interests of experts and counsel

Not applicable.

Item 8: Financial information

8A.        Consolidated financial statements and other financial information

See "Item 18: Financial statements".

Legal proceedings

No director or officer of AngloGold has either a direct or indirect adverse position.

There are no legal or arbitration proceedings, including any such proceedings which are active, pending or threatened against, or being brought by or against AngloGold or any member company of AngloGold, of which AngloGold is aware, which may have a significant effect on the financial position, results of operations or liquidity of AngloGold, or which have had such an effect since January 1, 2002.

The claims reported in 2001 were settled during 2002 as follows:

•       The claim brought against the South Africa region of AngloGold in respect of alleged water contamination was settled for
        $108,900;

•       The claim brought by Mondi (a related party) in respect of an alleged breach of contract was settled for $10 million.

Dividend policy

Dividends are proposed by, and approved by the board of directors of AngloGold, based on the interim and year-end financial statements. Dividends paid are recognized when declared by the board of directors of AngloGold. Dividends may be paid in South African rands or US dollars. Dividends declared to foreign stockholders are not subject to the approval by the South African Reserve Bank (SARB). Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. In situations where a South African company has a calculated tax loss without a concomitant accounting loss, the SARB requires that a notional tax charge be deducted from current profits before the profit available for distribution to stockholders is determined.

AngloGold expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold's earnings, financial condition, including its cash needs, future earnings prospects and other factors.

8B.        Significant changes

              AngloGold enters into a purchase and sale agreement on Jerritt Canyon Joint Venture

On February 27, 2003, AngloGold announced that, pursuant to an unsolicited offer from Queenstake Resources USA Inc. (Queenstake), the company had entered into a purchase and sale agreement for the disposal of its 70 percent interest in the Jerritt Canyon Joint Venture in North America acquired in 1999, as part of the Minorco transaction. The consideration payable by Queenstake to the Joint Venture partners will comprise: $8 million on closure of the transaction which is expected to close during April 2003, $6 million in deferred payments and certain additional royalty payments. In terms of the agreement Queenstake has undertaken to accept full closure and reclamation and other liabilities.

For the year ended December 31, 2002, Jerritt Canyon produced 237,000 attributable ounces of gold at a total cash cost of $249 per ounce.

AngloGold does not expect this sale to have a material impact on the expected gold production for 2003. See note 30 to the consolidated financial statements "Subsequent events".

                 AngloGold announces a new joint venture agreement

On March 13, 2003, AngloGold announced that its wholly-owned subsidiary, AngloGold Australia Limited signed a new joint venture agreement with Striker Resources NL and De Beers Australia Exploration Limited, covering a large ground holding in the east Kimberley region of Western Australia. AngloGold, as manager of the joint venture, has agreed to spend an initial $356,940 on gold exploration and has the right to earn 51 percent in all the tenements subject to the agreement, via a series of joint venture agreements, for total combined expenditure of $4.61 million. The agreement comprises the right to earn 51 percent in the Oombulgurri Gold Project by spending $3 million, and two options to earn 51 percent by spending a combined $1.64 million on tenements in which Striker holds joint interest with AKD Limited in one case, and with Ellendale Resources NL in another. The area of influence covered by the agreements totals more than 17,000 square kilometers and both Striker and De Beers will provide AngloGold with access to their databases for the region, including drill and sample material. See note 30 to the consolidated financial statements "Subsequent events".

Item 9: The offer and listing

9A.        Offer and listing details

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold's ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE (1)		NYSE
	High	Low	High	Low
Year ended December 31	(South African cents per ordinary share)		(US dollars per ADS) (1)
Annual information
1998			Nasdaq SmallCap (2)
First six months	14,150	8,370	5.5000	3.2500

			NYSE (3)
Second six months	18,080	10,350	31.0000	16.0000
1999	21,400	11,250	37.0000	18.3100
2000	19,250	9,300	28.6900	12.2500
2001	24,800	10,420	22.3400	13.1500
2002	34,700	20,000	35.3300	17.6200
Quarterly information
2001
First quarter	14,000	10,500	18.1400	13.1500
Second quarter	17,550	11,450	22.3500	13.9700
Third quarter	15,670	13,200	16.2000	15.9500
Fourth quarter	24,800	14,200	19.4500	15.3800
2002
First quarter	29,500	20,000	26.0200	17.6200
Second quarter	34,700	25,200	34.6600	22.5000
Third quarter	30,350	20,200	30.2000	19.7500
Fourth quarter	30,760	23,450	35.3300	22.5000
Monthly information
September 2002	30,350	24,000	28.9900	22.9200
October 2002	28,650	23,500	27.1500	22.5000
November 2002	29,150	23,450	29.8700	26.0600
December 2002	30,760	24.000	35.3300	26.1500
January 2003	33,900	28,700	38.6900	33.6100
February 2003	31,000	24,860	37.3200	30.8100

(1)        The JSE share price information has been adjusted to give effect to the two-for-one stock split which took effect from the close of business on December 24, 2002.

(2)        The ADSs were delisted from the Nasdaq SmallCap Market on June 26, 1998. Share price information with respect to the
            ADSs is given through June 26, 1998. Prior to June 29, 1998, each ADS represented 0.1 of one ordinary share. During the period June 29, 1998 to December 24, 2002, each ADS represented 0.5 of one ordinary share. With effect from the close of business on December 24, 2002, each ADS represents one ordinary share.

(3)        The ADSs were listed on the NYSE from August 5, 1998.

See "Item 7A.: Major shareholders" for number of ADSs outstanding at December 31, 2002.

9B.        Plan of distribution

Not applicable.

9C.        Markets

Nature of trading market

Prior to June 29, 1998, the date on which AAC's gold mining interests were consolidated into a single, focused, independent, global gold mining company, ordinary shares of AngloGold (formerly Vaal Reefs) were listed on the Johannesburg Stock Exchange (JSE), the London Stock Exchange (LSE) and the Paris bourse, were quoted in Brussels in the form of International Depositary Receipts and were listed under grandfathered unsponsored American Depositary Receipts (ADR) programs on the Nasdaq SmallCap Market. Shares of Freegold, Western Deep Levels and Southvaal were also listed under grandfathered unsponsored ADR programs on the Nasdaq SmallCap Market. Historically, the principal trading market for such shares (as well as for shares of Freegold, Western Deep Levels and Southvaal) had been the JSE and Nasdaq. As part of the consolidation, shares of AngloGold, Freegold, Western Deep Levels and Southvaal were delisted from Nasdaq and shares of all participating companies were delisted from the JSE.

With effect from the implementation of the consolidation, the ordinary shares were listed on the JSE, the LSE and the Paris bourse and were quoted in Brussels in the form of International Depositary Receipts. In addition, American Depositary Shares (ADSs) each representing half of one ordinary share and evidenced by ADRs issued by The Bank of New York under a program sponsored by AngloGold were listed on the New York Stock Exchange (NYSE) on August 5, 1998.

The company was admitted to the official list of the Australian Stock Exchange (ASX) on November 15, 1999. The ordinary shares of the company issued in connection with the acquisition of the entire issued share capital of Acacia Resources Limited trade on the ASX. On November 28, 2001, AngloGold implemented a 10-for-1 split of the AngloGold CHESS Depositary Interests (CDIs), which trade on the Australian Stock Exchange.

Effective at the close of business on December 24, 2002, AngloGold undertook a 2-for-1 stock split and a corresponding change in the ratio of ordinary shares to ADSs from 0.5 ordinary shares per one ADS to one ordinary share per one ADS. At the same time, the ratio of ordinary shares to CDIs changed from one ordinary share equivalent to ten CDIs to one ordinary share equivalent to five CDIs.

9D.        Selling shareholders

None.

9E.        Dilution

None.

9F.        Expenses of the issue

None.

Item 10: Additional information

10A.        Share capital

Not applicable.

10B.        Memorandum and articles of association

Registration

AngloGold is incorporated under the laws of the Republic of South Africa (registration number 1944/017354/06). AngloGold's memorandum of association provides that the company's main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold. AngloGold's main object is to engage in all aspects of the business of gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

Adoption of New Memorandum and Articles of Association

At a general meeting held on December 5, 2002, AngloGold's shareholders approved a special resolution deleting the company's existing memorandum and articles of association in its entirety and adopting a new memorandum and articles of association.

The new articles of association provide for, inter alia:

•       Odd-lot offers;

•       An expansion of the ordinary business to be considered at annual general meetings;

•       The quorum for general meetings to include a representative of the holding company - which is currently Anglo
        American plc, whose shares are held through its wholly-owned subsidiary, Anglo South Africa Capital (Proprietary)
        Limited;

•       No maximum limit on the number of directors;

•       The use of electronic or other means for the purpose of facilitating company meetings and communications between the company and shareholders;

•       Payments to members in currencies stipulated by the directors or the company in general meeting.

Directors

A director who is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with AngloGold or its subsidiaries must declare the nature of his interest to the company.

AngloGold's articles of association prohibit a director from voting in respect of any contract or arrangement in which he is interested, with the following exceptions:

•       any arrangement for giving to any director any security or indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, AngloGold;

•       any arrangement for the giving by AngloGold of any security to a third party in respect of a debt or obligation of the company which the director has himself guaranteed or secured;

•       any contract by a director to subscribe for or underwrite securities; or

•       any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company.

These provisions may be suspended or relaxed by a general meeting of the company's shareholders.

The remuneration of AngloGold's directors is determined by the shareholders by ordinary resolution in a general meeting. For more information on the remuneration of directors, see "Item 6B: Compensation."

The directors may borrow money from time to time for the purposes of the company or secure the payment of such sums as they think fit and may secure the repayment or payment of any such sums by bond, mortgage or charge upon all or any of the property or assets of the company or by the issue of debentures or otherwise as they may think fit.

The articles of association contain no provision for directors to hold qualification shares or for an age limit requirement for the retirement or non-retirement of directors.

Share Rights, Preferences and Restrictions

AngloGold is incorporated under the laws of South Africa and rights of holders of AngloGold's ordinary shares are governed by the South African Companies Act 61 of 1973 as amended, the South African Securities Regulation Code on Take-Overs and Mergers and the JSE Listings Requirements, as well as AngloGold's articles of association. In addition, rights of holders of AngloGold ADSs are also governed by the deposit agreement between AngloGold and The Bank of New York which governs the AngloGold ADS program.

Rights of holders of AngloGold's ordinary shares are summarized below. The following summary does not contain all the information concerning rights of holders of ordinary shares and is qualified in its entirety by reference to the laws of South Africa and AngloGold's governing corporate documents.

Dividends, rights and distributions

The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold in respect of fully paid ordinary shares. Under South African law, AngloGold may only declare and pay dividends out of profits from its results calculated in accordance with SA GAAP. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Under the terms of the articles of association, dividends may be declared in US dollars or South African rands at the discretion of the board of directors. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands or United Kingdom pounds. Dividends paid to registered holders of AngloGold ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. For details on exchange controls applicable to holders of ordinary shares or ADSs, see "Item 10D.: Exchange controls".

The holder of B preference shares is entitled to an annual dividend amounting to the lesser of five percent of the issue price of the B preference shares, or the after-tax profits from income from mining the Moab Lease Area (which is part of the Vaal River operations in South Africa) as determined by the directors in each financial year. This annual dividend is a first charge on any profit available for distribution from the Moab Lease Area but is not payable from any of AngloGold's other profits.

The holder of A preference shares is not entitled to dividends until after AngloGold has paid the annual dividend on the B preference shares in full. Then, it is entitled to an annual dividend equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area as determined by AngloGold's directors in each financial year.

All dividends remaining unclaimed for a period of not less than three years from the date on which they became payable may be forfeited by resolution of the directors for the benefit of the company.

All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold.

Voting rights

Each ordinary share confers the right to vote at all general meetings. Each member present in person or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, members present or any duly appointed proxy will have one vote for each ordinary share held. Holders of ADSs are not entitled to vote in person at meetings, but may vote by way of proxy through The Bank of New York as the ADS issuer. Holders of CDIs are not entitled to vote in person at meetings, but may vote by way of proxy.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any of the ordinary shares.

The A redeemable preference shares have voting rights that are very similar to those of ordinary shares. The B redeemable preference shares have limited voting rights, which arise in the event that a dividend on this class of share has not been paid and remains unpaid for six months, or in connection with issues directly affecting these preference shares or AngloGold as a whole, such as disposal of substantially all of the company's assets, winding up AngloGold or reducing the company's share capital.

The articles of association do not provide for cumulative voting in respect of any of the classes of AngloGold's shares.

The articles of association specify that one-third of the directors or, if their number is not a multiple of three, then the number nearest to, but not less than, one-third, must retire from office at each annual general meeting. Any director who has served as a director for three years since his last election must retire at the next annual general meeting even if, as a result, more than one-third of the directors retire. Retiring directors are eligible for re-election.

The articles of association specify that if new classes of ordinary or preference shares are issued, the rights relating to any class of shares may be modified or abrogated either with the consent in writing of the holders of at least three-fourths of the issued shares of that class, or with the sanction of a resolution passed as if it were a special resolution of the company at a separate general meeting of the holders of the shares of that class.

Rights upon liquidation

In the event of a winding up of the company, the B redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of AngloGold, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution, but not exceeding a return for each B redeemable preference share of the capital paid up on that share and any share premium paid on the issue of the B redeemable preference shares outstanding at that time. The B redeemable preference shares do not confer the right to participation in the surplus funds of AngloGold arising in any other manner.

Upon winding up of AngloGold, the A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution. The A redeemable shares do not confer the right to participation in the surplus funds of AngloGold arising in any other manner.

The ordinary shares confer the right to any surplus arising from the liquidation of any other assets of AngloGold.

Redemption provisions

The A redeemable preference shares may be redeemed for their nominal value, plus a premium per share of an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares, divided by 2,000,000.

The B redeemable preference shares may be redeemed for their nominal value, plus a premium of up to R249.99 per share, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment of the nominal value of the B preference shares.

The ordinary shares are not redeemable.

Shareholders meetings

An AngloGold annual general meeting and a meeting of AngloGold shareholders for the purpose of passing a special resolution may be called by giving 21 clear days' notice in writing of that shareholders' meeting. For any other meeting of AngloGold shareholders, 14 clear days' notice must be given. "Clear days" means calendar days excluding the day on which the notice is given and the date of the meeting. All shareholders are entitled to attend.

AngloGold's articles of association provide that a quorum for a general members' meeting (other than a meeting at which a special resolution will be passed) consists of three members present personally, or if the member is a corporate entity, represented and entitled to vote. One of the three members present or represented has to be AngloGold's holding company, which is currently Anglo South Africa Capital (Proprietary) Limited, a wholly-owned subsidiary of Anglo American plc. If a general meeting is not quorate, the meeting is dissolved and a new meeting will have to be called following the relevant notice provision.

The quorum of a members' meeting convened for the purpose of passing a special resolution consists of members holding at least 25 percent of the total member votes and present in person or by proxy. If the meeting is not quorate, it will be adjourned to a date between seven and 21 days after the adjourned meeting, and the members present at the second meeting shall constitute a quorum as long as there are at least three of them at the second meeting. A special resolution must be passed by a vote of 75 percent of the members present personally or by proxy and entitled to vote or by a vote of 75 percent of the total votes to which these members are entitled.

Odd-lot offers

Under the articles of association of AngloGold, in conjunction with an odd-lot offer undertaken by AngloGold, members holding less than 100 ordinary shares (or such other number as the directors may determine) will be deemed to have agreed to sell their ordinary shares if they do not make an express election in the odd-lot offer to retain their shares, increase their holdings or sell their shares. In any such case, the company will cause such members' shares to be sold under the terms of the odd-lot offer and account to such members for the proceeds.

10C.        Material contracts

AngloGold is not party to any material contracts other than those entered into in the ordinary course of business.

10D.        Exchange controls

Exchange controls and other limitations affecting security holders

The following is a general outline of South African exchange controls and such outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the SARB, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities.

Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the Minister of Finance announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted. Since then, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty when the government will remove exchange controls in their entirety.

The comments below relate to exchange controls in force at the date of this annual report.

Investments in South African companies

A foreign investor may invest freely in shares in a South African company. Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash, but may require SARB review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.

Dividends

Dividends declared to foreign stockholders are not subject to the approval by the South African Reserve Bank (SARB). Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. In situations where a South African company has a calculated tax loss without a concomitant accounting loss, the SARB requires that a notional tax charge be deducted from current profits before the profit available for distribution to stockholders is determined.

Interest

Interest on foreign loans is freely remittable abroad, provided the loans received prior SARB approval.

Voting rights

There are no limitations imposed by South African law or by the memorandum and articles of association of AngloGold on the rights of non-South African shareholders to vote the ordinary shares.

Overseas financing and investments

AngloGold and its South African subsidiaries require SARB approval to raise debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to the loan.

Debt raised outside the Common Monetary Area by AngloGold's non-South African subsidiaries are not restricted under South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the SARB in connection with establishing such a subsidiary. AngloGold and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of its subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area.

Debt raised outside the Common Monetary Area by AngloGold's non-South African subsidiaries must be repaid or serviced by AngloGold's foreign subsidiaries.

A listing by a South African company on any stock exchange other than the JSE Securities Exchange in connection with raising capital requires permission from the SARB.

Under current exchange control regulations, offshore investments by AngloGold and its South African subsidiaries require the approval of the SARB. On application to the SARB, use of South African funds for such investments may be allowed for up to R2 billion for an investment within the Africa continent and up to R1 billion for investments elsewhere. In addition, SARB permission may also be requested to utilize total cash holdings to finance up to 10 percent of any excess cost of a new investment if the total cost of the investment exceeds the above fund export limits. Any amount in excess of the above limits must be financed overseas.

10E.        Taxation

South African taxation

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Inland Revenue practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the "Treaty"), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a deposit agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of US holders of shares is also applicable to US holders of ADSs.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, AngloGold has elected not to be subject to STC. As a result, although AngloGold's dividend payments are not subject to STC, AngloGold pays corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by AngloGold being lower than the tax payable using the standard corporate tax rate together with STC.

South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares.

Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of the voting stock of AngloGold and 15 percent of the gross amount of the dividends in all other cases.

Taxation of gains on sale or other disposition

Prior to October 1, 2001, gains realized on the sale or other disposition of shares held by a US holder as a capital asset will not be subject to taxation in South Africa. From October 1, 2001, South Africa imposed a tax on capital gains, which only applies to South African residents. The meaning of the word "residents" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable to that permanent establishment.

United States taxation

The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on South African and US tax laws, as applicable, including the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker dealers, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of AngloGold, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is (a) an individual citizen or resident of the United Sates for US federal income tax purposes; (b) a corporation or certain other entities created or organized in or under the laws of the United States or any state thereof; (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For South African and US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs. Furthermore, deposits or withdrawals of shares by a US holder for ADSs will not be subject to US federal income tax.

Taxation of dividends

The gross amount of any distributions (including the amount of any withholding tax thereon) paid to a US holder by AngloGold will be taxable as ordinary income to the US holder for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of AngloGold, as determined for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Distributions by AngloGold in excess of current and accumulated earnings and profits will be treated first as a tax-free return on capital to the extent of a US holder's basis in the shares, thus reducing its adjusted tax basis in such shares, and, thereafter, the balance of the distribution in excess of the adjusted tax basis is taxed as a capital gain recognized on a sale or exchange. For foreign tax credit limitation purposes, dividends paid by AngloGold will be income from sources outside the United States. Dividends paid by AngloGold will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, holders who are eligible for benefits under the Treaty would be subject to a maximum tax of 15 percent on the gross amount of dividend distributions paid by AngloGold.

The amount of any distribution paid in foreign currency will be included in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution.

Taxation of capital gains

If a holder is a resident of the United States for purposes of the Treaty, such holder will not be subject to South African tax on any capital gain if it sells or exchanges its shares. Special rules apply to individuals who are residents of more than one country.

In general, upon a sale, exchange or other disposition of shares, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder's holding period in the shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

If a US holder receives foreign currency upon the sale of its shares, the holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the shares and the date the sales proceeds are converted into US dollars, as described above in connection with the receipt of dividends.

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If AngloGold were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 30 percent on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10F.        Dividends and paying agents

Not applicable.

10G.        Statement by experts

Not applicable.

10H.        Documents on display

The documents referred to in this report can be read at the US Securities and Exchange Commission's public reference facilities at Room 1024, 4550 Fifth Street, N.W., Washington, D.C. 20549.

10I.        Subsidiary information

Not applicable.

Item 11: Quantitative and qualitative disclosures about market risk

Treasury Policy

The board of directors of AngloGold has approved a "treasury and risk management policy" that governs the group's treasury activities, including the setting of hedging and dealing limits, approval of hedging instruments and counterpart approval and limits.

Under the "treasury and risk management policy", hedges may be put in place using approved instruments for amounts of up to 50 percent of the next five years planned gold production and resultant gold sales currency exposures. The tenor of the hedges may extend out to ten years. The "treasury and risk management policy" sets limits on the extent to which the hedge position may change for the various levels of treasury management from dealer, through treasurer, executive management and board.

The board of directors has delegated the approval of hedge instruments to AngloGold's treasury committee. The treasury committee must approve all hedging instruments, treatment of the instruments in the treasury system, reporting on the instruments and the accounting treatment for such instruments.

Under the "treasury and risk management policy", treasury reports that include all open hedging transactions are produced at the following minimum intervals for review by management and the board of directors.

Daily                            Treasurer

Monthly                        Executive committee

Monthly                        Treasury committee

Quarterly                     Audit committee

Quarterly                     Board of directors

Quarterly                     Quarterly shareholder reports

The Treasury risk manager is responsible for monitoring all reports for completeness and accuracy. The reports include stress testing of all hedge positions for changes in gold prices, currency exchange rates, interest rates, and gold and exchange rate volatilities.

At AngloGold, all front office (dealing), middle office (risk reporting), back office (deal confirmations) and payment (treasury settlements) activities are segregated. All treasury transactions are captured on a third party developed treasury and risk management system that is widely used in corporate treasuries. The internal audit group conducts regular and ad-hoc reviews of the activities of the treasury and the company's treasury system.

Gold price risk management activities

AngloGold does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks, that arise out of the group's core business activities. Forward sales contracts and purchased or sold call and put options are used by the group to manage its exposure to gold price and currency fluctuations. Gold hedging instruments are denominated in South African rands, US dollars and Australian dollars. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in light of changes in operational forecasts, market conditions and the group's hedging policy. AngloGold's reserves and financial strength have allowed it to arrange unmargined credit lines of up to ten years with counterparties.

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold for delivery against production in a future period. The notional amount of outstanding forward sales type contracts at the end of 2002 was 235,111kg compared with 396,708kg at the end of the previous year for AngloGold.

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.

SFAS133 requires that derivative instruments be accounted for as follows:

•       Commodity based ("normal purchase or normal sale") contracts that meet the requirements of SFAS138 are recognized in earnings when they are settled by physical delivery.

•       Where the conditions in SFAS133 for special hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings. The ineffective portion of fair value gains and losses is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of $47 million at December 31, 2002 are expected to be removed from other comprehensive income and the fair value at the time of maturity, included in income during 2003.

•       All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported as gains or losses on derivatives in earnings in the period in which they occur.

The table below indicates AngloGold's gold hedge position at a weighted average settlement price as at December 31, 2002.

The total net delta tonnage of the hedge on this date was 10.28 million ounces or 319.7 tonnes.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $446.6 million (negative R3.81 billion) as at December 31, 2002 (as at December 31, 2001: negative $238 million - negative R2,85 billion). These values were based on a gold price of $345.50 per ounce, exchange rates of R/$8.53 and A$/$0.56 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The mark-to-market represents the current profit/loss value of the hedge book at market prices and rates available at that time.

	Year	2003	2004	2005	2006	2007	2008-2012	Total
DOLLAR GOLD
Forward contracts	Amount (kg)	15,289	18,056	25,049	19,862	18,974	25,878	123,108
	$ per oz	$307	$313	$325	$333	$337	$355	$331
Put options purchased	Amount (kg)	5,808	796	757	563	728		8,652
	$ per oz	$352	$291	$291	$291	$292		$332
	*Delta (kg)	2,353	119	129	99	126		2,826
Put options sold	Amount (kg)	12,752	7,465					20,217
	$ per oz	$307	$317					$311
	*Delta (kg)	1,837	2,034					3,871
Call options purchased	Amount (kg)	4,555	572					5,127
	$ per oz	$351	$360					$352
	*Delta (kg)	2,339	277					2,616
Call options sold	Amount (kg)	18,830	5,829	16,360	14,681	14,308	54,245	124,253
	$ per oz	$332	$330	$322	$329	$336	$363	$344
	*Delta (kg)	13,150	3,835	11,415	9,983	9,656	35,963	84,002
RAND GOLD
Forward contracts	Amount (kg)	15,936	12,476	9,855	6,335	4,541	3,732	52,875
	Rand per oz	R82,931	R98,532	R119,730	R108,426	R114,915	R119,580	R101,860
Put options purchased	Amount (kg)	1,875	1,875	1,875	1,875			7,500
	Rand per oz	R93,602	R93,602	R93,602	R93,602			R93,602
	*Delta (kg)	399	322	258	209			1,188
Put options sold	Amount (kg)
	Rand per oz
	*Delta (kg)
Call options purchased	Amount (kg)
	Rand per oz
	*Delta (kg)
Call options sold	Amount (kg)	6,553	4,688	4,687	4,688	2,986	11,944	35,546
	Rand per oz	R100,140	R115,284	R131,944	R132,647	R173,119	R209,288	R153,424
	*Delta (kg)	3,798	2,340	2,259	2,620	1,076	4,900	16,993
AUD DOLLAR GOLD
Forward contracts (1)	Amount (kg)	16,392	5,443	6,221	9,331	8,398	13,343	59,128
	A$ per oz	A$544	A$548	A$652	A$644	A$590	A$603	A$591
Put options purchased	Amount (kg)
	A$ per oz
	*Delta (kg)
Put options sold	Amount (kg)
	A$ per oz
	*Delta (kg)
Call options purchased	Amount (kg)	3,888		3,110	6,221	3,732	11,197	28,148
	A$ per oz	A$701		A$724	A$673	A$668	A$702	A$693
	*Delta (kg)	1,251		1,368	3,776	2,400	7,469	16,264
Call options sold	Amount (kg)	4,821						4,821
	A$ per oz	A$662						A$662
	*Delta (kg)	2,354						2,354

	Year	2003	2004	2005	2006	2007	2008-2012	Total
Total net gold:	Delta (kg)	64,243	40,279	53,818	44,663	40,371	76,348	319,722
	Delta (oz)	2,065,462	1,295,012	1,730,288	1,435,961	1,297,969	2,454,640	10,279,332
Hedge delta as a percentage of current production levels (%)		35%	22%	29%	24%	22%	8%	17%

*        The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black - Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2002.

Gold borrowing cost associated with forward contracts (1)	Amount (oz)	320,000	175,000	200,000	300,000	270,000	450,000
	Interest rate %	0.3%	0.8%	1.1%	1.2%	1.4%	1.6%
Gold lease rate swaps (2)	Amount (oz)	1,318,602	1,003,548	920,601	918,840	504,000	342,000
	Interest rate %	1.7%	1.6%	1.6%	1.8%	1.9%	2.0%
Gold lease rate swaps (3)	Amount (oz)	200,752	120,564	80,376	40,188
	Interest rate %	2.0%	2.0%	2.0%	2.0%
	$ per ounce	$299	$295	$291	$291

(1)        The Australian dollar denominated gold forward contract prices are shown on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices shown in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices at the financial statement date. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statement.

(2)        The gold lease rate swaps are contracts where the company receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the average fixed rate that the company will receive for that period.

(3)        The gold lease rate swaps are contracts where the company receives a fixed percentage of the outstanding amount at a fixed US dollar gold price and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the average fixed interest rate that the company will receive during that period. The US$ price is the average rate at which the fixed interest amount in gold is converted to US dollars.

A small number of the hedging positions reported in the above table are governed by "right-to-break" clauses. This confers on the related counterpart the right to terminate the contracts prior to their contracted maturity dates. If such a termination right is exercised, it would result in immediate cash settlement of those contracts based on the ruling market rate on the date of termination. The "right-to-break" can only be exercised on a future date, as reflected in the table below under "Potential Termination Date". The table below summarizes those hedging positions that are subject to "right-to-break" clauses and the marked-to-market value as at December 31, 2002.

Potential Termination Date	Ounces	February 28, 2003 Fair Value (US$ 000)
December 2004	(250,000)	3,779
June 2006	(45,000)	(1,247)
August 2006	(120,000)	(4,386)
Total	(415,000)	(1,854)

Foreign exchange price risk protection agreements

The group periodically enters into forward exchange and currency option contracts to hedge certain recorded transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of the group's foreign currency hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

The following table indicates the group's currency hedge position at December 31, 2002:

	Year	2003	2004	2005	2006	2007	2008-2012	Total
RAND DOLLAR (000)
Forward contracts	Amount ($)
	Rand per $
Put options purchased	Amount ($)
	Rand per $
	*Delta ($)
Put options sold	Amount ($)
	Rand per $
	*Delta ($)
Call options purchased	Amount ($)
	Rand per $
	*Delta ($)
Call options sold	Amount (kg)	10,000						10,000
	Rand per $	R9.12						R9.12
	*Delta ($)	1,550						1,550
AUD DOLLAR (000)
Forward contracts	Amount ($)	29,428	29,275	10,847				69,550
	$ per A$	A$0.59	A$0.59	A$0.51				A$0.58

*        The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at
         December 31, 2002

For a more detailed presentation of the investment maturity profile, borrowings maturity profile and interest rate risk profile of these agreements, see note 21 to the consolidated financial statements "Gold price risk management activities".

Credit risk

Realization of all these contracts is dependent upon the counterparties performing in accordance with the terms of the contracts. AngloGold generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. AngloGold spreads its business over a number of predominantly international, credit worthy counterparties and believes that no concentration of credit risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied against each counterpart.

The table below provides a summary of the number, type and credit quality of AngloGold's hedge counterparts.

Number of Counterparts	Type	Credit Rating (Fitch)
3	International Bank	AAA
13	International Bank	AA
6	International Bank	A
1	International Bank	BBB
5	South African Bank	AA(zaf) (International BBB-)
1	Trade Finance House	Not rated

AngloGold does not anticipate non-performance by any counterparts.

Fair value

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of AngloGold's financial instruments at December 31, 2002 and 2001 are as follows:

	December 31, 2002		December 31, 2001
	Carrying amount	Fair value	Carrying amount	Fair value
(in millions)	$	$	$	$
Cash and cash equivalents (1)	413	413	191	191
Receivables	255	255	165	165
Short term debt (2)	84	84	637	637
Long-term debt (2)	842	842	350	350
Accounts payable and accrued liabilities	282	282	223	223
Derivatives (3)	(241)	(447)	(167)	(238)

Forward sales type agreements (3)	(153)	(196)	(128)	(62)
Option contracts (3)	(73)	(236)	9	(66)
Foreign exchange contracts (3)	(17)	(17)	(26)	(26)
Foreign exchange option contracts (3)	-	-	(19)	(22)
Interest rate swaps (3)	2	2	(3)	(62)

(1)        The carrying amounts approximate fair value because of the short maturity of these instruments.

(2)        Fair value reflects the net present value of the future cash flows, discounted at the prevailing market rate for short-term debt. The debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

(3)        The fair value of the above instruments is calculated based on market prices, volatilities and interest rates, as at December 31, 2002 and 2001.

Sensitivity analysis

A sensitivity analysis of the hedge book at December 31, 2002 indicates the following:

Sensitivity analysis	Change in rate	(1)Change in Fair value	Change in Rate	(1) Change in Fair value
Currency (R/$)	+1.0	(67.7)	-1.0	78.8
Currency (A$/$)	+0.05	51.3	-0.05	(48.7)
Gold price ($/oz)	+10	(50.1)	-10	49.3
US Interest Rate ( %)	+0.1	(6.4)	-0.1	6.4
ZAR Interest Rate ( %)	+0.1	(1.4)	-0.1	1.4
Aus Interest Rate ( %)	+0.1	(1.5)	-0.1	1.5
Gold Interest Rate ( %)	+0.1	7.0	-0.1	(7.2)

(1)        In $ million.

Hedge levels

AngloGold employs hedging as an element of its risk management strategy. While AngloGold's hedge policy has remained unchanged, the absolute level of gold hedges has decreased considerably over the last two years. This is as a result of:

•       the sale of mining assets and the resultant reduction of the hedge in line with reduced production;

•       a more favorable outlook on gold prices; and

•       the lowering of production costs and a resultant higher profit margin, requiring less price certainty.

A summary of the hedge position as at December 31, 2000, 2001 and 2002 is as follows. The "years of production hedged" is calculated as the hedge net delta position at year-end divided by the annual production for that year.

As at December 31,	Hedge Net Delta kg's	Annual Production for Year kg's	Years of Production Hedge

2000	554,701	225,295	2.46
2001	453,192	217,203	2.08
2002	319,723	184,722	1.73

While AngloGold may reduce its net delta hedge position further in line with a positive price outlook, it will continue to actively manage the hedge in order to protect margins and to ensure the company's ability to service debt requirements.

Hedge performance

The following table provides a summary of the average received gold price for AngloGold and the average spot gold price over the last five years. The table provides an indication of past hedge performance.

	Sales	Price Received	Spot Price
Year	thousand ounces	US dollar per ounce	US dollar per ounce

1998	6,602	331	294
1999	6,918	315	278
2000	7,241	308	285
2001	7,004	286	271
2002	5,941	303	310

Item 12: Description of securities other than equity securities

Not applicable.

PART II

Item 13: Defaults, dividend arrearages and delinquencies

None.

Item 14: Material modifications to the rights of security holders and use of proceeds

None.

Item 15: Controls and procedures

The chief executive officer and finance director of AngloGold, after evaluating the effectiveness of AngloGold's disclosure controls and procedures (as defined in US Exchange Act Rule 13a - 14 (c)) within 90 days of the date of this report, have concluded that, as of such date, the AngloGold's disclosure controls and procedures were effective to ensure that material information relating to AngloGold was made known to them by others within the company particularly during the period in which this annual report and accounts was being prepared.

There were no significant changes in AngloGold's internal controls or in other factors that could significantly affect these controls subsequent to the date the chief executive officer and finance director completed their evaluation, nor were there any significant deficiencies or material weaknesses in AngloGold's internal controls requiring corrective actions.

Item 16: Reserved

PART III

Item 17: Financial statements

Not applicable.

ITEM 18: Financial Statements

ANGLOGOLD LIMITED

Report of the independent auditors to the board of directors and stockholders of AngloGold Limited

We have audited the accompanying consolidated balance sheets of AngloGold Limited as of December 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of AngloGold American Investments Limited, a wholly-owned subsidiary, for the year ended December 31, 2000, which statements reflect total revenues of $357 million for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for AngloGold American Investments Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in South Africa and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Limited at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 3.12 to the consolidated financial statements, in 2001 the company changed its method of accounting for derivative financial instruments. Also, in 2002 as discussed in note 4, the company changed its method of accounting for amortization of goodwill in accordance with SFAS142.

Ernst & Young

Registered Accountants and Auditors

Chartered Accountants (S.A.)

Johannesburg, Republic of South Africa

February 25, 2003

ANGLOGOLD LIMITED

Report of the independent auditors to the board of directors and stockholders of AngloGold American Investments Limited

We have audited the consolidated statements of income and cash flows of AngloGold American Investments Limited for the year ended December 31, 2000 (not presented separately herein). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with international auditing standards and generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements of AngloGold American Investments Limited referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg, Republic of South Africa

April 20, 2001

ANGLOGOLD LIMITED

Consolidated statements of income

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

(In millions, except share information)

Notes		2002 $	2001 $	2000 $
Sales and other income		1,799	2,066	2,264

Product sales		1,761	2,041	2,208
Interest, dividends and other		38	25	56

Costs and expenses		1,369	2,059	2,508

Production costs		910	1,245	1,423
Exploration costs		28	26	44
Related party transactions	5	40	54	54
General and administrative		30	24	51
Royalties		25	16	9
Market development costs		17	16	12
Research and development		1	2	8
Depreciation, depletion and amortization		333	371	439
Impairment of assets	4	-	173	387
Goodwill amortized	4	-	27	18
Interest expense	4	44	72	72
Employment severance costs	4	3	22	19
Loss on sale of mining assets		-	4	-
Loss on sale of assets	4	11	-	-
(Gain)/loss on derivatives		(73)	5	(21)
Other		-	2	(7)

Income/(loss) before equity income and income tax		430	7	(244)
Equity income in affiliates		4	1	4

Income/(loss) before income tax provision		434	8	(240)
Deferred income and mining tax expensed	6	(62)	(163)	(9)

Income/(loss) before minority interest		372	(155)	(249)
Minority interest		(16)	(8)	(13)

Income/(loss) before cumulative effect of accounting change		356	(163)	(262)
Cumulative effect of accounting change	3.12	-	(10)	-

Net income/(loss) applicable to common stockholders		356	(173)	(262)

Basic earnings/(loss) per common share (cents)
Before cumulative effect of accounting change	7	160	(76)	(122)
Cumulative effect of accounting change	7	-	(5)	-
Net income/(loss) - applicable to common stockholders		160	(81)	(122)

Diluted earnings/(loss) per common share (cents)
Before cumulative effect of accounting change	7	160	(76)	(122)
Cumulative effect of accounting change	7	-	(5)	-
Net income/(loss) - applicable to common stockholders		160	(81)	(122)

Weighted average number of common shares used in computation	7	221,883,567	214,278,892	213,925,974
Dividend per common share (cents)		113	84	135

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED

Consolidated balance sheets

AT DECEMBER 31, 2002 AND 2001

(In millions, except share information)

	Notes	2002 $	2001 $
ASSETS
Current Assets		1,038	600

Cash and cash equivalents		413	191
Receivables		488	293

Trade		48	45
Derivatives	21	233	128
Value added taxes		26	22
Other		181	98

Inventories	8	137	116

Property, plant and equipment	9	2,015	1,756
Acquired properties	10	902	843
Goodwill	11	345	333
Derivatives	21	64	115
Inventories	8	79	47
Other long-term assets	12	102	56
Total assets		4,545	3,750

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities		799	1,210

Accounts payable and accrued liabilities	13	282	223
Derivatives	21	302	250
Short-term debt	14	84	637
Income and mining tax payable		131	100

Long-term debt	15	842	350
Derivatives	21	236	160
Deferred income and mining tax	6	561	440
Provision for environmental rehabilitation	16	108	94
Other accrued liabilities	17	12	19
Provision for post-retirement medical benefits	18	127	95
Minority interest		40	28
Commitments and contingencies	19	-	-
Stockholders' equity as per statement	20	1,820	1,354

Common stock
400,000,000 (2001 - 400,000,000) authorized common stock of 25 ZAR cents each
Stock issued 2002 - 222,622,022 (2001 -215,268,116)		9	9
Additional paid in capital		3,403	3,251
Retained deficit		(567)	(672)
Accumulated other comprehensive income		(1,025)	(1,234)

Total liabilities and stockholders' equity		4,545	3,750

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED

Consolidated statements of cash flows

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In millions, except share information)

	Notes	2002 $	2001 $	2000 $
Net cash provided by operating activities		584	481	424

Income/(loss) before cumulative effect of accounting change		356	(163)	(262)
Reconciled to net cash provided by operations:
Loss on sale of mining assets		-	4	-
Depreciation, depletion and amortization		333	371	439
Deferred stripping costs		(10)	(20)	(11)
Impairment of assets		-	173	387
Other non cash items		-	93	31
Net decrease in provision for environmental rehabilitation and post-retirement medical benefits		(17)	(12)	(13)
Deferred income and mining tax		(62)	9	(70)

Effect of changes in operating working capital items:
Receivables		(5)	65	(1)
Inventories		(54)	22	(2)
Accounts payable and accrued liabilities		43	(61)	(74)

Net cash used in investing activities		(81)	(128)	(619)

Cash acquired in acquisitions	2	8	-	3
Increase in non-current investments		(34)	(4)	(3)
Additions to property, plant and equipment		(261)	(278)	(290)
Proceeds on sale of mining assets		1	6	8
Proceeds on sale of investments		158	-	-
Cash received/(paid) as part of disposal/(acquisition)		35	109	(348)
- Proceeds received/(paid)		59	109	(348)
- Contractual obligations		(24)	-	-
Loans receivable advanced		(5)	(4)	(8)
Loans receivable repaid		17	43	19

Net cash used in financing activities		(356)	(298)	(50)

Short-term debt repaid		(654)	(383)	(39)
Short-term debt raised		38	36	189
Issuance of stock		18	7	2
Share issue expenses		-	-	(3)
Long-term debt repaid		(258)	(31)	(73)
Long-term debt raised		760	240	184
Dividends paid		(260)	(167)	(310)

Net increase/(decrease) in cash and cash equivalents		147	55	(245)
Effect of exchange rate changes on cash		75	(59)	(53)
Cash and cash equivalents - January 1,		191	195	493
Cash and cash equivalents - December 31,		413	191	195

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED

Consolidated statements of stockholders' equity

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In millions, except share information)

	Common stock	Preferred stock $	Common stock $	Additional capital $	Other comprehensive income $	Retained earnings $	Total $
Balance - January 1, 2000	213,229,356	-	9	3,216	(130)	240	3,335
Net loss						(262)	(262)
Translation loss*					(472)		(472)

Comprehensive income							(734)
Stock issue as part of acquisition	702,018		-	17			17
Stock issues as part of Share Incentive Scheme	110,800		-	2			2
Share issue expenses				(3)			(3)
Dividends						(310)	(310)

Balance - December 31, 2000	214,042,174	-	9	3,232	(602)	(332)	2,307
Net loss before cumulative effect of accounting change						(163)	(163)
Effect of adoption of SFAS133, net of tax					49	(10)	39
Translation loss*					(509)		(509)
Net gain on cash flow hedges removed from other comprehensive income and reported in income, net of tax					(1)		(1)
Net loss on cash flow hedges, net of tax					(171)		(171)

Comprehensive income							(805)
Stock issue as part of acquisition	482,840		-	9			9
Stock issues as part of Share Incentive Scheme	743,102		-	10			10
Share issue expenses				-			-
Dividends						(167)	(167)
Balance - December 31, 2001	215,268,116	-	9	3,251	(1,234)	(672)	1,354

Net income						356	356
Translation gain*					278		278
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax					102		102
Net loss on cash flow hedges, net of tax					(175)		(175)
Net gain on available for sale financial assets, net of tax					7		7
Other comprehensive income on acquisition of 46.25% interest in Cerro Vanguardia, in respect of cash flow hedges, net of tax					(3)		(3)

Comprehensive income							565
Stock issue as part of acquisition	6,530,392		-	138			138
Stock issue as part of odd-lot offer	278,196		-	7			7
Stock issues as part of Share Incentive Scheme	545,318		-	7			7
Share issue expenses				-			-
Dividends						(251)	(251)
Balance - December 31, 2002	222,622,022	-	9	3,403	(1,025)	(567)	1,820

*        Cumulative translation loss included in stockholders' equity amounted to $833 million (2001: $1,111 million). The cumulative translation loss included in other comprehensive income amounted to $833 million (2001: $1,111 million). The translation loss has no tax effect. The cumulative charge net of deferred taxation of $49 million (2001: $78 million) included in other comprehensive income in respect of cash flow hedges amounted to $199 million (2001: $123 million). The cumulative gain included in other comprehensive income in respect of available for sale financial assets amounted to $7 million (2001: NIL). This gain has no tax effect.

In 1998 the issued A and B redeemable preferred stock was acquired as part of the acquisition of Eastvaal Gold Holdings Limited in the formation of AngloGold. These shares are eliminated on consolidation.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED

Notes to the consolidated financial statements

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In millions, except share information)

1.        NATURE OF OPERATIONS

AngloGold Limited, (the "company") formerly Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), was incorporated on May 29, 1944 and conducts gold-mining operations in South Africa, Mali, Namibia, Tanzania, North and South America and Australia. The company also produces uranium oxide and sulphuric acid.

2.        ACQUISITIONS AND DISPOSALS OF BUSINESSES

2002 acquisitions

AngloGold made one acquisition during the year.

•          Acquisition of 46.25% interest in Cerro Vanguardia S.A. ("CVSA")

During July, 2002 an agreement was reached with Prez Companc International SA ("Prez Companc") to acquire its entire 46.25% equity interest in Cerro Vanguardia S.A. ("CVSA"), including a loan, for a net cash consideration of $97 million, which was paid from AngloGold's existing but undrawn debt facilities. The transaction was effective from July 1, 2002.

Perez Companc and AngloGold each owned a 46.25% equity interest in CVSA prior to the transaction. CVSA owns the exclusive right to exploit the Cerro Vanguardia mine, which is located in Patagonia in the Santa Cruz Province of Argentina. AngloGold acquired its initial interest in CVSA from Minorco in 1999 and participated in the completion of the development and the commissioning of the Cerro Vanguardia mine, as well as its operation since that time. AngloGold is the sole operator of the Cerro Vanguardia mine.

2002 disposals

•          Sale of investment in Normandy

On September 5, 2001, AngloGold announced that it was to make a takeover offer for Normandy Mining Limited (Normandy), Australia's largest listed gold mining company. The offer was to be settled in AngloGold shares in the ratio of 4.30 AngloGold shares for every 100 Normandy shares. The final offer to Normandy shareholders comprised 4.30 AngloGold shares plus a cash consideration of A$30 for every 100 Normandy shares. At the close of the offer on January 18, 2002, AngloGold had received acceptances totaling 159,703,481 Normandy shares (7.16 percent of the Normandy issued share capital). Arising out of the offer, a total of 6,869,602 AngloGold ordinary shares were issued. This excludes 143,630 AngloGold ordinary shares issued under the top-up facility to Normandy shareholders. The Normandy shares acquired were sold on the market on January 21, 2002 realizing a total of $158 million. AngloGold realized a loss of $11 million on the disposal of the investment in Normandy. Refer to Note 4 .

•          Sale of wholly-owned subsidiary

The company disposed of its wholly-owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, to a joint venture of that company's existing management and a group of black entrepreneurs, with effect from October 1, 2002, for a consideration of R5 million, comprising R1.4 million in respect of the equity interest and R3.6 million, a loan claim. In respect of the equity interest R450,000 was paid in cash and the outstanding balance of R950,000 together with the loan of R3.6 million is payable in five equal annual instalments together with interest commencing on October 1, 2003. The agreement of sale provides for a 10% interest in Stone and Allied Industries (O.F.S.) Limited to be held by Masakhisane Investment Limited, a wholly-owned subsidiary established by AngloGold in terms of its Small and Medium Enterprises Development Initiative, which company will render technical and administrative assistance to the purchasers until the total amount of the consideration has been settled.

•          Sale of shafts

For a description of sale of shafts during 2002, refer to Note 24 and to Note 30 for subsequent events.

2001 acquisitions

AngloGold made no acquisitions during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.        ACQUISITIONS AND DISPOSALS OF BUSINESSES (continued)

2001 disposals

For a description of sale of shafts during 2001, refer to Note 24.

2000 acquisitions

AngloGold made two significant acquisitions in the year.

•          Morila Joint Venture

On July 3, 2000, AngloGold acquired a 40 percent interest in the Morila project in Mali, from Randgold Resources Limited. The transaction involved the disposal to AngloGold of 50 percent of Randgold Resources (Morila) Limited's 80 percent interest in Socit des Mines de Morila S.A. (Morila). The transaction gives AngloGold and Randgold Resources Limited each a 40 percent indirect interest in the Morila Joint Venture, with 20 percent being held by the Malian Government. In terms of the joint venture agreement, AngloGold was appointed to manage the project. A purchase price of $132 million was paid for the Morila Joint Venture, with $72 million funded through AngloGold's own resources and the balance of $60 million funded through debt, with a project finance provision of $36 million at acquisition. The operations and financial condition of the Morila Joint Venture are included in the US GAAP Financial Statements for AngloGold as at December 31, 2000. The operations are accounted for from October 18, 2000, the date the first gold was poured.

•          Geita Joint Venture

On December 15, 2000, AngloGold acquired an effective 50 percent interest in the Geita project in Tanzania, from Ashanti Goldfields Company Limited. In terms of the joint venture agreement, the Geita Joint Venture will be governed by a committee (the "Joint Venture Committee") which will have equal representation from both partners, with equal voting rights and neither side have a casting vote. The Joint Venture Committee is chaired on a rotating basis by representatives of Ashanti Goldfields Company Limited and AngloGold. A purchase price of $205 million was paid for the Geita Joint Venture, with $35 million funded through AngloGold's own resources and the balance of $170 million funded through debt, with a project finance provision of $67 million at acquisition. Only the Geita Joint Venture's balance sheet has been consolidated into the AngloGold annual financial statements, at December 31, 2000 as the value of gold produced for the fifteen days ended December 31, 2000 was immaterial.

Fair value of acquisitions and (disposals)

	2002 Cerro Vanguardia	2002 Free State and Stone Allied	2002 Total	2001 Elandsrand, Deelkraal and Vaal Reefs No 2
	$	$	$	$
Cash	8	-	8	-
Property, plant and equipment	99	(232)	(133)	(156)
Acquired properties	29	-	29	-
Long-term liabilities	1	9	10	73
Current assets	22	(33)	(11)	(7)
Current liabilities	(12)	27	15	5
Long-term debts	(38)	-	(38)	-
Minority interest	(4)	-	(4)	-

Net value of assets acquired/(disposed)	105	(229)	(124)	(85)
Loss on sale of mining assets	-	-	-	4
Purchase consideration	105	(229)	(124)	(81)
Recoupment taxation	-	63	63	(28)
Deferred purchase consideration	-	26	26	-
Cash flow on acquisition/(disposal)	105	(140)	(35)	(109)
Purchase price (paid)/received	(105)	140	35	109
- Cash consideration	(105)	164	59	109
- Contractual obligations	-	(24)	(24)	-

Share issue expenses	-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.        SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. AngloGold presents its consolidated financial statements in United States dollars. The functional currency of the majority of the group's operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars. The translation of amounts into US dollars was in accordance with the provisions of Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS52").

Use of estimates: The preparation of the financial statements requires the company's management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comparatives: Comparatives have been reclassified, where necessary to comply with the current year's presentation. The following are accounting policies used by the company which have been consistently applied except for the adoption of SFAS133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" on January 1, 2001 and for the adoption of SFAS142, "Accounting for Goodwill and Intangible assets" and SFAS144, "Accounting for the Impairment or Disposal of Long-lived Assets" on January 1, 2002.

3.1        Consolidation

The consolidated financial information includes the financial statements of the company and its subsidiaries. Where the company has directly or indirectly, through its subsidiary, a controlling interest, this is classified as a subsidiary undertaking.

Interests in mining joint ventures in which AngloGold has joint control are reported using the proportionate consolidation method. Where the excess purchase price cannot be attributed to assets acquired, including acquired properties, it is included in goodwill and reviewed for impairment in accordance with the provisions of SFAS142. If any other than temporary diminution in the value of the assets occurs in the future, the impaired asset will be written down in accordance with the asset impairment policy. Refer to paragraph 3.9.

3.2        Cash and cash equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of the investments, the carrying amounts approximate their fair value.

3.3        Non-current unlisted investments

Non-current unlisted investments are carried at acquisition cost. Realized gains and losses are included in determining net income or loss. Unrealized losses are included in determining net income or loss where a significant decline in the value of the investment, which is other than temporary, has occurred. Investments in companies in which the company's ownership is 20 percent to 50 percent and the company is deemed to have significant but not controlling influence, are accounted for by the equity method and are included in other long-term assets. Income from such investments net of amortization of goodwill is included in equity income of affiliated companies.

3.4        Other non-current listed investments

Other non-current listed investments, marketable securities, which are considered available-for-sale, are carried at fair value, and the net unrealized gains and losses computed in marking these securities to market are reported within other comprehensive income in the period in which they arise. These amounts are removed from other comprehensive income and reported in income when the asset is derecognized or when there is evidence that the asset is impaired in accordance with the provisions of SFAS115.

3.5        Inventories

Inventories, including gold in process, gold on hand, uranium oxide, sulphuric acid, ore stockpiles and supplies, are stated at the lower of cost or market value. Gold in process is valued at the average total production cost at the relevant stage of production. The cost of gold, uranium oxide and sulphuric acid is determined principally by the weighted average cost method using related production costs. A portion of the related depreciation, depletion and amortization charge is included in the cost of inventory. Ore stockpiles are valued at the average moving cost of treating and processing the ore. Supplies are valued at the lower of weighted average cost or market value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.        SIGNIFICANT ACCOUNTING POLICIES (continued)

3.6        Development costs and stripping costs

Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines. Ordinary mine development costs to maintain production are expensed as incurred.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne is recalculated annually in the light of additional knowledge and changes in estimates. The cost of the "excess stripping" is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted ore tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted ore tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne, previously capitalized costs are expensed to increase the cost up to the average. Thus, under this method, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.

The deferred stripping balance capitalized, is included in the calculations of the impairment tests performed in accordance with the provisions of SFAS144.

The practice of deferring stripping costs, has the effect of smoothing the cost of waste ore removal over the expected life of mine rather than exposing actual waste ore removal cost incurred in each period presented.

The current accounting practice of accounting for deferred stripping in the mining industry are mixed and if waste ore are expensed rather than capitalized, this may result in the reporting of greater volatility in period to period results of operations.

Deferred stripping costs are classified as a component of Property, plant and equipment and are considered to be insignificant to the balance sheet on a cumulative basis and the amounts deferred or amortized are included in production costs in the consolidated statements of income for all periods presented.

3.7        Depreciation, depletion and amortization

Depreciation, depletion and amortization of mine development costs are computed principally by the units-of-production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proven and probable mineral reserves. Acquired properties are carried at amortized cost. Acquired properties are amortized using the unit-of-production method based on estimated proven and probable mineral reserves. Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.

3.8        Mining costs

In general, mining costs are charged to operations as incurred. However, certain of the company's deposits have diverse grades over the mine's life. Mining costs for these deposits, to the extent that they do not relate to current gold production, are capitalized and then charged to operations when the applicable gold is produced.

3.9        Asset impairment

The company evaluates its long life assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the company's financial position and results of operations. A low gold price market, if sustained for an extended period of time, may result in asset impairments. In addition an asset impairment is considered to exist where the net selling price of an asset held for sale is below its carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.        SIGNIFICANT ACCOUNTING POLICIES (continued)

3.10        Rehabilitation costs

Rehabilitation costs and related liabilities, which are based on AngloGold's interpretation of current environmental and regulatory requirements, are expensed as incurred and accrued over the operating life of the mine, principally by the units-of-production method based on estimated proven and probable mineral reserves. Interest earned on monies paid to the environmental trust fund is accrued on an annual basis and is recorded as credits to the accrued liability.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the company's estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

3.11        Product sales

Revenue from product sales is recognized to the extent that it is certain that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured.

3.12        Financial instruments

Financial instruments recognized on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives, and trade and other payables. Financial instruments are initially measured at cost, including transaction costs, when the group becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.

Derivatives

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133"). SFAS133 was amended in June 2000 with the issuance of Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS138").

SFAS133 requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

AngloGold adopted SFAS133 effective January 1, 2001 as follows:

Forward sales and gold pricing contracts are used to reduce AngloGold's exposure to weakening precious metal prices and AngloGold intends to fulfill its obligations under these contracts by physically delivering the specified quantity of metal from its production at contract maturity. Under SFAS133 as amended by SFAS138 normal purchases and normal sales commodity-based contracts that qualify for exemption would be excluded from the scope of the statement provided that the contracts are settled by physical delivery. As a result the accounting for these contracts will not be impacted by the adoption of SFAS133 and 138.

Contracts that meet the criteria for hedge accounting will be designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold's production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to income when the hedged transaction is recorded in income. As of January 1, 2001, these contracts were recorded on the balance sheet at their fair market value of $83 million with $49 million, net of deferred taxation of $34 million, deferred in other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.        SIGNIFICANT ACCOUNTING POLICIES (continued)

3.12        Financial instruments (continued)

All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting will be recorded at their fair market value, with changes in value at each reporting period being recorded in income. AngloGold recorded a FAS133 transition adjustment representing the cumulative effect of an accounting change of $10 million loss (net of provision for deferred taxation of $2m) on January 1, 2001 equal to the difference between the fair market value and carrying value of these contracts at that date.

SFAS133 requires that derivatives be accounted for as follows :

•     Commodity based ("normal purchase or normal sale") contracts that meet the requirements of SFAS138 are recognized in earnings when they are settled by physical delivery.

•     Where the conditions in SFAS133 for special hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings. The ineffective portion of fair value gains and losses is reported in earnings as gains or losses on derivatives in the period in which they occur.

•     All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings as gains or losses on derivatives in the period in which they occur.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

3.13        Post-retirement benefits

The costs of post-retirement benefits are made up of those obligations which the group has towards current and retired employees. These obligations can be separated into the following categories, and are determined as follows:

Defined contribution plans

Pension and provident funds

Contributions to defined contribution plans in respect of services during a current year are recognized as an expense in that year.

Defined benefit plans

Pension funds

The current service cost in respect of defined benefit plans is recognized as an expense in the current year. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees are recognized as an expense or income systematically over the expected remaining service period of those employees.

Post-retirement medical aid obligation

The cost of providing benefits to the post-retirement medical benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses arising in the plan are recognized as income or expense over the expected average remaining service lives of employees participating in the plan.

3.14        Deferred income and mining tax

AngloGold follows the liability method of accounting for deferred income and mining tax whereby the company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.        SIGNIFICANT ACCOUNTING POLICIES (continued)

3.15        Dividends paid

Dividends paid are recognized when declared by the board of directors. Dividends are payable in South African rands or US dollars. Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign stockholders. AngloGold bases its dividend declaration on its results calculated in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP). As at December 31, 2002 AngloGold's retained earnings as calculated under SA GAAP amounted to $449 million.

3.16        Earnings per common share

Earnings and diluted earnings per common share have been calculated in accordance with SFAS No. 128, Earnings per Share.

3.17        Exploration expenditures

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, future costs incurred to develop such property are capitalized. Capitalization of pre-production costs ceases when the mining property is capable of commercial production.

3.18        Stock-based compensation plans

The company has adopted the disclosure-only provisions of SFAS123 and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

At December 31, 2002, the company has two stock-based employee compensation plans, which are described more fully in Note 26 the "AngloGold Limited share incentive scheme". During the years ended December 31, 2002, 2001 and 2000 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants. No compensation expense was recognized as of December 31, 2002 related to the performance related awards under APB No. 25, as the exercise price was greater than or equal to the fair market value at the date of grant and the end of the reporting period. The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

	Year Ended December 31,
(in millions)	2002 $	2001 $	2000 $

Net income/(loss), as reported	356	(173)	(262)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7)	(2)	(1)

Pro forma net income/(loss)	349	(175)	(263)

Earnings per share (cents)
Basic - as reported	160	(81)	(122)
Basic - pro forma	157	(82)	(123)

Diluted - as reported	160	(81)	(122)
Diluted - pro forma	157	(82)	(123)

The calculation of diluted earnings/(loss) per common share for 2001 and 2000 did not assume the effect of shares issuable upon the exercise of stock and debenture incentive options as their effects are anti-dilutive for these periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.        SIGNIFICANT ACCOUNTING POLICIES (continued)

3.19        Recent pronouncements

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations (AROs)" ("SFAS143").

The statement provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets. The standard is effective January 1, 2003. AngloGold is reviewing the provisions of this statement and has not yet determined the impact of the statement provisions that are effective in 2003 on the financial statements.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS13, and Technical Corrections as of April 2002" ("SFAS145").

SFAS145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt, "SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS64, "Extinguisments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS145 amends SFAS13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS145 is effective for fiscal years beginning after May 15, 2002. AngloGold does not expect the adoption of SFAS145 to have a material impact on its earnings and financial position.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS146").

This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS146 are effective for exit or disposal activities that are initiated after December 31, 2002. AngloGold does not expect the adoption of SFAS146 to have a material impact on its earnings and financial position.

In November 2002, FASB issued interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("the interpretation").

The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The interpretation also incorporates, without change, the guidance in FASB interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded.

The interpretation does not apply to certain guarantee contracts: guarantees issued by insurance and reinsurance companies and accounted for under accounting principles for those companies, residual value guarantees provided by lessees in capital leases, contingent rents, vendor rebates, and guarantees whose existence prevents the guarantor from recognizing a sale or the earnings from a sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.        SIGNIFICANT ACCOUNTING POLICIES (continued)

3.19        Recent pronouncements (continued)

The interpretation also provides examples of guarantees which are subject to the interpretation's disclosure requirements only, and not subject to its initial recognition and initial measurement provisions.

The interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. For product warranties, instead of disclosing the maximum potential amount of future payments under the guarantee, a guarantor is required to disclose its accounting policy and methodology used in determining its liability for product warranties as well as a tabular reconciliation of the changes in the guarantor's product warranty liability for the reporting period. Disclosures under current practice, which generally include only the nature and amount of guarantees, do not provide the same level of information as required by the interpretation.

The interpretation applies to public and non-public entities, and its disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees issued prior to the date of the interpretation's initial applicable should not be revised or restated to reflect the interpretation's provisions.

As at December 31, 2002, AngloGold has adopted the disclosure provisions of the interpretation and has not yet determined the impact of the statement provisions that are effective in 2003 on the financial statements.

In January 2003, the FASB issued FASB interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. AngloGold does not expect FIN 46 to have a material effect on its results of operations or financial condition.

4.        COSTS AND EXPENSES

Employment Severance Costs

On January 15, 1998, AngloGold announced the sale of Vaal Reefs shafts Nos. 1, 3, 4, 5, 6 and 7 to African Rainbow Minerals & Exploration (Proprietary) Limited (ARM) (currently African Rainbow Minerals Gold Limited). AngloGold entered into a tributing agreement with ARM for the No. 2 Shaft. During 2001, AngloGold sold Vaal Reefs No. 2 Shaft to ARM, effectively canceling the tributing agreement. (Refer to Note 24). Total employee severance costs amounted to $3 million for 2002 (2001: $22 million, 2000: $19 million) and were due to retrenchments in the South Africa region reflecting mainly rationalization of operations.

Interest Expense

	2002 $	2001 $	2000 $
Total interest	44	73	79
Less : Amounts capitalized	-	1	7
	44	72	72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.        COSTS AND EXPENSES (continued)

Impairment of Assets

The impairment loss in respect of the cash generating units arose from the declining values of the remaining ore reserves and is based on negotiations to sell the assets or the estimated remaining cashflows computed at a discount. The impairment is made up as follows:

	2002 $	2001 $	2000 $
Australia
The abandonment of exploration in certain areas.	-	-	3
North America
Jerritt Canyon based on the value in use and at the relevant discount rate.	-	-	32
South Africa
Free State assets based on the net selling price per the agreement with Harmony Gold Mining Company Limited and African Rainbow Minerals (Proprietary) Limited effective from January 1, 2002.	-	173	-
Ergo and Matjhabeng based on the value in use and at the relevant discount rate.	-	-	38
Freddies Four Shaft being a discontinued project at the full remaining book value of the mining assets.	-	-	3
Elandsrand and Deelkraal operations based on the net selling price per the agreement with Harmony Gold Mining Company Limited dated January 31, 2001.	-	-	269
Mineral rights raised at formation of AngloGold, not feasible to mine at current gold price.	-	-	42
	-	173	387

Goodwill amortized

AngloGold adopted SFAS 142 "Accounting for Goodwill and Intangible assets" with effect from January 1, 2002. SFAS 142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets other than goodwill be amortized over their useful lives. In accordance with the provisions of SFAS142 AngloGold performed a transitional impairment test for each reporting unit and performed its annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of 2002. AngloGold's reporting units are generally consistent with the operating mines underlying the segments identified in note 25 - Segment and Geographical Information. For the year ended December 31, 2002 no amortization of goodwill expense is recorded in the consolidated income statement.

The results for the years ended December 31, 2001 and 2000 on an historical basis, do not reflect the provision of SFAS 142. Had AngloGold adopted SFAS 142 on January 1, 2001, the historical net (loss)/income, basic and diluted net (loss)/income per common share would have been changed to the adjusted amounts indicated below:

	Year ended December 31, 2001			Year ended December 31, 2000
	(in US Dollars, millions, except for share data)			(in US Dollars, millions, except for share data)
	Net (loss)/ income	Net (loss)/ income per basic common share (cents)	Net (loss)/ income per diluted common share (cents)	Net (loss)/ income	Net (loss)/ income per basic common share (cents)	Net (loss)/ income per diluted common share (cents)
As reported - historical basis	(173)	(81)	(81)	(262)	(122)	(122)
Add: Goodwill amortization	27	13	13	18	8	8
Income tax impact (1)	-	-	-	-	-	-
Adjusted	(146)	(68)	(68)	(244)	(114)	(114)

(1) Goodwill is non-deductible for tax purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.        COSTS AND EXPENSES (continued)

Loss on sale of assets

	2002 $	2001 $	2000 $
Loss on sale of assets(1)	11	-	-

(1)        As described in Note 2, the Company disposed of its holding of 159,703,481 Normandy shares during January 2002, for a gross amount of $158 million. The carrying amount was $158 million and costs related to the transaction amounted to $11 million, resulting in a loss of $11 million. The Company exchanged $147 million of its own stock for Normandy shares.

Results of operations for Elandsrand and Deelkraal (assets disposed of):

	2002 $	2001 $	2000 $
Revenue	-	9	154
Net loss before tax	-	(3)	(323)

The 2000 loss includes an impairment of $269 million. These assets were disposed of as per Note 24.

Results of operations for the Free State (assets disposed of):

	2002 $	2001 $	2000 $
Revenue	-	341	433
Net (loss)/income before tax	-	(175)	(24)

The 2001 loss includes an impairment of $173 million and the 2000 loss includes an impairment of $5 million of which, $2 million related to Matjhabeng and $3 million to Freddies Four Shaft.

5.        RELATED PARTY TRANSACTIONS

Anglo American plc (AA plc) and its subsidiaries hold an effective 51.41 percent (2001: 53.17 percent) interest in AngloGold. The group had the following transactions with related parties during the years ended December 31, 2002, 2001 and 2000:

	December 31, 2002		December 31, 2001		December 31, 2000
(in millions)	Purchases from related party $	Amounts owed to related party $	Purchases from related party $	Amounts owed to related party $	Purchases from related party $
Related party transactions with subsidiaries of AA plc
Boart Longyear Limited - mining services	9	-	11	1	7
Mondi Limited - forestry	18(1)	1	15	1	20
Scaw Metals - A division of Anglo Operations Limited - steel and engineering	11	1	13	1	11
Shaft Sinkers (Proprietary) Limited - mining services(2)	-	-	12	1	12
Related party transactions with associates
Rand Refinery Limited - gold refinery	2	-	3	-	4

(1)        Includes $10 million as settlement by AngloGold of a claim in respect of an alleged breach of contract.

(2)        No longer considered to be a related party of AngloGold, as no longer a subsidiary of AA plc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	2002 $	2001 $	2000 $
6. DEFERRED INCOME AND MINING TAX
Pretax income/(loss) from continuing operations was derived from the following jurisdictions:
South Africa	241	(84)	(285)
East and West Africa	111	49	14
North America	-	2	(29)
South America	49	47	69
Australia	33	(6)	(9)
	434	8	(240)

Charge for income taxes attributable to continuing operations is as follows:
Current:
South Africa	110	145	69
East and West Africa	9	5	4
North America	-	-	-
South America	6	2	5
Australia	(1)	2	1
Total current	124	154	79

Deferred:
South Africa	(65)	19	(59)
East and West Africa	(5)	(7)	(7)
North America	-	-	-
South America	(1)	(1)	(3)
Australia	9	(2)	(1)
Total deferred	(62)	9	(70)

Total income and mining tax expensed	62	163	9

Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from mining operations. This formula also allows an initial portion of mining income to be free of tax. Deferred tax is provided at the current mining cost formula rate of 46 percent (2001: 46 percent and 2000: 46 percent) for temporary differences relating to mining operations. Non-mining income is taxed at a standard rate.

The unutilized tax losses of the North American operations which are available for offset against future profits earned in the United States of America, amount to $182 million (2001: $177 million, 2000: $220 million).

The unutilized tax losses of the South American operations which are available for offset against future profits earned in these countries, amount to $86 million (2001: $49 million, 2000: $71 million).

Analysis of tax losses
Assessed losses utilized during the year	8
Utilized tax losses remaining to be used against future profits can be split into the following periods:
Utilization required within one year	4
Utilization required within one and two years	12
Utilization required within two and five years	11
Utilization in excess of five years	241
	268

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	2002 Amount	%	2001 Amount	%	2000 Amount	%
6. DEFERRED INCOME AND MINING TAX (continued)
Reconciliation between corporate income tax and statutory income tax is as follows:
Corporate income tax at statutory rates	182	42	3	42	(101)	42
Formula variation in mining taxation rate for current period	(103)	(23)	(15)	(188)	(55)	23
Disallowable expenditure	55	12	151*	1,888	202*	(84)
Non-taxable income	(23)	(5)	(25)	(313)	(14)	6
Effect of income tax rates of other countries	(71)	(16)	(25)	(313)	(19)	8
Sale of Free State assets	-	-	100	1,250	-	-
Other, net	22	4	(26)	(325)	(4)	2

Total income and mining tax expense	62	14	163	2,041	9	(3)
* Disallowable expenditure includes the impact of different tax rates applied to assets that are impaired.
	2002 $	2001 $
Deferred income and mining tax liabilities and assets on the balance sheet as of December 31, 2002 and 2001, relate to the following:
Deferred tax liabilities:
Depreciation, depletion and amortization	707	580
Product inventory not taxed	12	6
Other	5	3
Total	724	589
Deferred tax assets:
Provisions, including rehabilitation accruals	(79)	(51)
Derivatives	(17)	(14)
Other comprehensive income deferred tax	(45)	(67)
Total	(141)	(132)

Net deferred income and mining tax liabilities	583	457
Transfer of the short-term portion of the liability to accounts payable and accrued liabilities (Refer to Note 13)	22	17
	561	440

The classification of deferred income and mining tax assets is based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2001, the company had no unredeemed capital expenditure, in South Africa, available for deduction against future taxable mining income. This future deduction was utilizable against taxable mining income generated only from the company's current mining operations and did not expire unless the company ceased to operate for a period of longer than one year.

Gross unredeemed capital expenditure	-	67
Valuation allowance	-	(67)
Net temporary differences relating to unredeemed capital expenditure	-	-
Tax effect at 46 (2001: 46) percent	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2002 $	2001 $	2000 $
7.	EARNINGS/(LOSS) PER COMMON SHARE The following table sets forth the computation of basic and diluted earnings/(loss) per common share (in millions, except per share data):
	Numerator Income/(loss) before cumulative effect of accounting change	356	(163)	(262)
	Cumulative effect of accounting change	-	(10)	-
	Net income/(loss) - applicable to common stockholders	356	(173)	(262)

	Denominator for basic earnings/(loss) per common share Weighted average number of common shares	221,883,567	214,278,892	213,925,974
	Basic earnings/(loss) per common share (cents)
	Before cumulative effect of accounting change	160	(76)	(122)
	Cumulative effect of accounting change	-	(5)	-
		160	(81)	(122)

	Dilutive potential common shares Weighted average number of common shares	221,883,567	214,278,892	213,925,974
	Dilutive potential of stock incentive options	1,016,359	436,914	296,736
	Dilutive potential of debenture incentive options	-	- *	122,690

	Denominator for diluted earnings/(loss) per common share Adjusted weighted average number of common shares and assumed conversions	222,899,926	214,715,806	214,345,400
	Diluted earnings/(loss) per common share (cents)
	Before cumulative effect of accounting change	160	(76)	(122)
	Cumulative effect of accounting change	-	(5)	-
		160	(81)	(122)

The calculation of diluted earnings/(loss) per common share for 2001 and 2000 did not assume the effect of shares issuable upon the exercise of stock and debenture incentive options as their effects are anti-dilutive for these periods.

*        The Debenture incentive options were cancelled on June 30, 2001 in exchange for stock incentive options. Refer to Note 26.

8.	INVENTORIES
	Gold in process	115	77
	Gold on hand	3	3
	Ore stockpiles	26	19
	Uranium oxide and sulphuric acid	13	14
	Supplies	59	50
		216	163
	Less: Long-term portion relating to heap leach inventory (1)	(79)	(47)
		137	116

(1)        Long-term portion relating to heap leach inventory reclassified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2002 $	2001 $
9.	PROPERTY, PLANT AND EQUIPMENT
	Mine development	1,574	1,447
	Deferred stripping	48	31
	Mine infrastructure	1,138	901
	Mineral rights	96	43
	Land	15	13
		2,871	2,435
	Accumulated depreciation, depletion, amortization and impairment	(856)	(679)
	Net book value December 31	2,015	1,756

	Mining assets with a net book value of $254 million (2001: $304 million) are encumbered by project finance (Refer to Note 15)

	Deferred stripping

Stripping costs incurred during the production phase to remove additional waste ore are deferred and charged to operating costs on the basis of the average life of mine stripping ratio (Refer to Note 3.6)

Production costs for the years ending December 31, 2002, 2001 and 2000 as disclosed in the consolidated statements of income, would have increased/(decreased) by $17 million, $12 million and ($7) million, respectively, if stripping costs were expensed rather than capitalized in these periods.

	The full amount of stripping costs incurred during the production phase will not be expensed until the end of the life of the respective mines.

	Under the current assumptions used, the following is an indication when the cumulative deferred stripping balance is expected to be fully amortized.

Open-pit operations Year
East and West African operations
- Geita	2014
- Morila	2009
- Navachab	2013
- Sadiola	2009
- Yatela	2006
North American operations
- Cripple Creek & Victor	2013
South American operations
- Cerro Vanguardia	2013
- Morro Velho	2004
Australian operations
- Sunrise Dam	2008
- Union Reefs	2003

The deferred stripping costs amortized and included in production costs in the consolidated statements of income for the periods ended December 31, 2002, 2001 and 2000 amounted to $43 million, $32 million and $13 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2002 $	2001 $
10.	ACQUIRED PROPERTIES
	Acquired properties, at cost	1,927	1,511
	Accumulated amortization and impairment	(1,025)	(668)
	Net book value December 31	902	843

11.	GOODWILL
	Goodwill arising on consolidation
	At acquisition	414	385
	Accumulated amortization(1)	(69)	(52)
		345	333
	(1) The movement in accumulated amortization reflects the strengthening of the South African rand and the Australian dollar relative to the US dollar.

12.	OTHER LONG-TERM ASSETS Investments in affiliates Unlisted
	Oro Group (Proprietary) Limited	6	5
	Rand Refinery Limited	13	8
	Carrying value of investments in affiliates (see below)	19	13
	Investment in listed common stock	13	11
	Investment in unlisted common stock	15	15
	Long-term loans receivable	55	17
		102	56

Investments in affiliates

AngloGold holds a 25 percent (2001: 25 percent) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary) Limited is March. Results are included for the twelve months ended September 30, 2002.

AngloGold holds a 53.03 percent (2001: 48.48 percent) interest in Rand Refinery Limited which is involved in the refining of bullion and by-products. The year end of Rand Refinery Limited is September. Results are included for the twelve months ended September 30, 2002.

The investment in Rand Refinery Limited is accounted for using the equity method of accounting, although AngloGold's investment in this entity as at December 31, 2002 exceeded 50 percent, as influence by AngloGold in Rand Refinery Limited is deemed to be only significant on the financial and operating policies and not of a controlling nature, as set out in the shareholders' agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2002 $	2001 $
12.	OTHER LONG-TERM ASSETS (continued)
	The difference between the carrying value of the investments in affiliates and the underlying equity in net assets is as follows:
	Carrying value of above affiliates	19	13
	Cost of affiliates	10	7
	Undistributed earnings since acquisition	9	6

	Market value of listed common stock	13	11

Investment in unlisted common stock

Investments in unlisted common stock comprise investments in various companies in South Africa for which a fair value is not readily determinable. The directors of the company perform independent valuations of the investments on an annual basis to ensure that no decline other than a temporary diminution in the value of the investment has occurred.

	Joint Ventures Joint ventures for which the income statements and balance sheets have been proportionately consolidated are as follows :
		2002 percentage held	2001 percentage held
	Sadiola	38.00	38.00
	Geita	50.00	50.00
	Morila	40.00	40.00
	Yatela	40.00	40.00
	Cerro Vanguardia(1)	-	46.25
	(1) No longer accounted for as a joint venture, as AngloGold acquired an additional 46.25% interest in Cerro Vanguardia during 2002.

		2002 $	2001 $

Summarized financial statements of the joint ventures which have been proportionately consolidated are as follows (Cerro Vanguardia - income for the six months ended June 30, 2002 included) (100 percent shown):

	Statements of income for the period
	Gross revenue	742	635

	Operating income	262	253
	Interest and other income, net	(22)	(46)
	Income before taxes	240	207
	Taxes	11	(4)
	Net income	229	211

	Balance sheets at December 31
	Mining assets	1,138	1,189
	Current assets	326	330
		1,464	1,519
	Long-term liabilities	(17)	(13)
	Loans from shareholders	(196)	(234)
	Current liabilities	(190)	(168)
	Net assets	1,061	1,104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2002 $	2001 $
13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	Trade accounts payable	81	97
	Deferred income and mining tax (Refer to Note 6)	22	17
	Related parties	2	4
	Payroll and related benefits	46	37
	Accrual for power	6	5
	Other (including accrued liabilities)	125	63
		282	223

14.	SHORT-TERM DEBT
	Current maturities of long-term debt (Refer to Note 15)	84	637

15.	LONG-TERM DEBT
	Unsecured
	Syndicated loan facility ($600 million) Interest charged at LIBOR plus 0.7% per annum. Loan is repayable in February 2005 and is US dollar-based.	470	-
	Syndicated loan facility ($400 million) Interest charged at LIBOR plus 0.75% per annum. Loan is repayable in May 2004 and is US dollar-based.	264	216
	Banco Europeu para a Amrica Latina-Brussels	10	-
	Interest charged at LIBOR plus 1.75% per annum. Loan is repayable in monthly installments commencing March 2004 and terminating in September 2004 and is US dollar-based.
	Syndicated loan facility	9	-
	Interest charged at Bank Bill Swop Reference Rate plus 0.35% per annum. Loan is repayable by September 2003 and is Australian dollar-based.
	Santander Bank	8	8
	Interest charged at LIBOR plus 1.5% per annum. Loan is repayable in June and July 2003 and is US dollar-based.
	Itau Bank	6	6
	Interest charged at LIBOR plus 1.5% per annum. Loan is repayable by September 2003 and is US dollar-based.
	HSBC Bamerindus	5	5
	Interest charged at LIBOR plus 1.3% per annum. Loan is repayable in May 2003 and is US dollar-based.
	RMB International (Dublin) Limited	2	6
	Interest charged at LIBOR plus 0.82% per annum. Loan is of a short-term nature and no dates of repayment are fixed and is US dollar-based.
	Government of Mali	2	3
	Interest charged at LIBOR plus 2% per annum. Loans are repayable half-yearly installments terminating in March 2006 and are US dollar-based.
	Syndicated loan facility	-	355
	Credit Agricole	-	121
	Loans from Anmercosa Finance Limited	-	37
	Syndicated loan facility	-	20
	Citibank NA	-	11
	Bank Boston	-	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2002 $	2001 $
15.	LONG-TERM DEBT (continued)
	Deutsche Bank	-	5
	Dresdner Bank Luxembourg SA	-	3
	Banco do Brasil	-	2
	Loan from Economic Development Corporation Limited	-	1
	Local money market short-term borrowings	-	17
	Total unsecured borrowings	776	826
	Secured
	Geita Syndicated Project finance Interest charged at LIBOR plus 1.7% per annum. Loan is repayable half-yearly until 2007 and is US dollar-based.	51	62
	Cerro Vanguardia Syndicated Project finance Interest charged at LIBOR plus 1.75% per annum. Loan is repayable in half-yearly installments terminating in December 2004 and is US dollar-based.	54	48
	Morila Syndicated Project finance Interest charged at LIBOR plus 2% per annum. Loan is repayable in half-yearly installments terminating in December 2005 and is US dollar-based.	15	26
	Senstar Capital Corporation Interest charged at an average rate of 7.01% per annum. Loans are repayable in monthly installments terminating in November 2009 and are US dollar-based.	18	7
	Rolls Royce Interest is index linked to the United Kingdom Consumer Price Index (CPI). Loan is repayable in monthly installments terminating in December 2010 and is US dollar-based.	8	8
	Investec Interest charged at 6.5% per annum. Loan is repayable in half-yearly installments terminating in June 2006 and is US dollar-based.	3	4
	Kudu Finance Company Interest charged at LIBOR plus 2% per annum. Loan is repayable in monthly installments terminating in December 2010 and is US dollar-based.	1	-
	Mineral Laboratories of Australia (Pty) Limited Interest charged at LIBOR plus 2% per annum. Loan is repayable in monthly installments terminating in August 2003 and is US dollar-based.	-	-
	Sadiola Project finance	-	6
	Total long-term debt	926	987
	Current maturities included in short-term debt (Refer to Note 14)	84	637
		842	350
	Scheduled minimum long-term debt repayments are:
	2002	-	637
	2003	84	53
	2004	325	247
	2005	481	36
	2006	15	14
	2007	12	-
	2008 onwards	9	-
		926	987

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
		2002 $	2001 $
15.	LONG-TERM DEBT (continued)
	The currencies in which the borrowings are denominated are as follows:
	Australian dollars	9	25
	South African rands	-	17
	United States dollars	917	945
		926	987
	Undrawn borrowing facilities as at December 31, 2002 are as follows:
	Syndicated loan ($400 million) - US dollar	138	185
	Syndicated loan ($600 million) - US dollar	135	-
	Australia and New Zealand Banking Group Limited - Australian Dollar	20	-
	Syndicated loan - Australian dollar	-	51
	Deutsche Bank - Australian dollar	-	148
		293	384

On February 7, 2002, the group entered into a new three year $600m unsecured syndicated borrowing facility, at a margin of 0.7% over LIBOR, that was used in part to refinance near-term maturing debt. The loan is repayable in February 2005. The amount drawn under this facility was $470 million as at December 31, 2002.

On October 14, 2002, a new loan facility of A$50 million was arranged with the Australia and New Zealand Banking Group Limited, at 0.35% over the Bank Bill Swop Reference Rate which replaced the matured Australian dollar bank syndicated facility. The loan is repayable by September 2003. The amount drawn under this facility was $9 million as at December 31, 2002.

Geita and Morila Project Finance

Secured by a fixed and floating charge over the project assets (Refer to Note 9), the hedging contracts and major project contracts and a pledge over the shares in the project company.

	Cerro Vanguardia Project Finance Secured by a fixed and floating charge over the project assets (Refer to Note 9), the major project contracts and a pledge over the shares in the project company.
	Investec Loan is guaranteed by AngloGold Limited.

	Other secured loans The equipment financed by the Senstar Capital Corporation secured loans, the secured Rolls Royce loan and the secured Kudu Finance Company loan is used as security for those loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2002 $	2001 $
16.	PROVISION FOR ENVIRONMENTAL REHABILITATION
	Gross accrual	140	132
	Investment in Environmental Rehabilitation Trust Fund	(32)	(38)
	Accrued environmental rehabilitation costs	108	94

While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, AngloGold has estimated that the total cost for mine rehabilitation and closure, in current monetary terms, will be $222 million. Certain amounts have been contributed to an irrevocable rehabilitation trust under AngloGold's control. The monies in the trust are invested primarily in interest bearing debt securities. AngloGold North America has posted reclamation bonds with various federal and governmental agencies to cover environmental obligations. Refer to Note 19.

AngloGold intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

17.	OTHER ACCRUED LIABILITIES
	Other accrued liabilities(1)	12	19
	(1) Including civil claims arising from former employees for medical costs, other civil claims and retirement benefit provisions (Refer to Note 23).

18.	PROVISION FOR POST-RETIREMENT MEDICAL BENEFITS
	Accrued liability at December 31	127	95

The provision for post-retirement medical funding represents the provision for health care benefits for employees, retired employees and their dependants. The post-retirement medical liability is assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit actuarial valuation method. The above accrued liability includes the North America Retiree Medical Plan. AngloGold has not incurred material expenses related to the plan during 2002 (Refer to Note 23). South American and Australian governments provide post-retirement health care benefits. The costs of post-retirement benefits are made up of those obligations which the group has towards current and retired employees.

19.	COMMITMENTS AND CONTINGENCIES
	Capital expenditure commitments
	Contracts for capital expenditure	107	85
	Authorized by the directors but not yet contracted for	377	502
		484	587

	Allocated for:
	Expansion of operations
	- within one year	166	210
	- thereafter	176	222
		342	432

	Maintenance of operations
	- within one year	133	93
	- thereafter	9	62
		142	155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.      COMMITMENTS AND CONTINGENCIES (continued)

	2002 $	2001 $
The group has also given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to:	17	7

AngloGold has signed as surety in favor of the bankers on the Yatela loan for:	8	11
Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold North America has posted reclamation bonds with various federal and governmental agencies to cover potential environmental obligations in amounts aggregating approximately:	59	58

AngloGold has provided a guarantee for these obligations which would be payable in the event of AngloGold North America not being able to meet their environmental obligations. As at December 31, 2002 the carrying value of these environmental obligations relating to AngloGold North America amounted to $43 million and are included in the provision for environmental rehabilitation (refer to Note 16). The environmental obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold to recover from third parties any of the amounts paid under the guarantee.

AngloGold has provided a letter of credit in favour of the Geita project finance lenders for:	19	-

The letter of credit may be called if Geita Gold Mining Limited fails to perform under their project finance agreement and has a potential maximum tenor in accordance with this agreement. See Note 15 - "Long-term debt - Geita and Morila Project Finance". In this event, Geita Gold Mining Limited would be liable to AngloGold.

Various equipment tax claim guarantees in South America amounting to:	7	-

Vulnerability from concentrations

The majority of AngloGold's 53,097 employees (2001: 70,380, 2000: 84,036) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body which represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period.

20.        STOCKHOLDERS' EQUITY

The authorized common stock of AngloGold was increased in 1998 to 400,000,000 shares of common stock of 25 ZAR cents each principally to meet its obligations regarding the proposed merger of AAC gold interests through AngloGold. No changes to the authorized shares of common stock of AngloGold were made in 2002.

During 2002, 7,353,906 shares of common stock in AngloGold were issued as follows:

•    478,720 shares of common stock were issued as part of the share incentive scheme and 66,598 shares of common stock were issued in terms of the Acacia Employee Option Plan for a consideration of $7 million.

•     278,196 shares of common stock in AngloGold were issued as part of the odd-lot offer by AngloGold (Refer to Note 29) for a consideration of $7 million.

•     6,530,392 shares of common stock in AngloGold were issued to facilitate the share swap and top-up facility for the bid for the acquisition of Normandy Mining Limited which closed in 2002, amounting to $138 million.

During 2001, 1,225,942 shares of common stock in AngloGold were issued as follows:

•     718,000 shares of common stock were issued as part of the share incentive scheme and 25,102 shares of common stock were issued in terms of the Acacia Employee Option Plan for a consideration of $10 million.

•     482,840 shares of common stock in AngloGold were issued to facilitate the share swap and top-up facility for the bid for the acquisition of Normandy Mining Limited, amounting to $9 million.

During 2000, 812,818 shares of common stock in AngloGold were issued as follows:

•     110,800 shares of common stock were issued as part of the share incentive scheme for a consideration of $2 million.

•    702,018 shares of common stock, unissued in 1999, were issued to facilitate the share swap for the acquisition of Acacia Resources, amounting to $17 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.        STOCKHOLDERS' EQUITY (continued)

The unissued common stock of 171,255,872 of 25 ZAR cents each is under the control of the directors until the forthcoming annual general meeting. In terms of a specific authority granted at the general meeting of stockholders held on March 29, 1993, the directors are authorized to issue the 4,221,104 unissued B redeemable preferred stock of 1 ZAR cent each to Eastvaal Gold Holdings Limited.

21.        GOLD PRICE RISK MANAGEMENT ACTIVITIES

The group does not acquire, hold or issue derivatives for economic trading purposes. A number of products, including derivatives are used to manage gold price and foreign exchange risks, that arise out of the group's core business activities. Forward sales contracts and call and put options are used by the company to manage its exposure to gold price and currency fluctuations. The board of directors sets limits for the volume of production to be hedged, the nature of instruments utilized and the maximum tenor of hedging structures.

SFAS133 requires that derivatives be accounted for as follows:

•    Commodity based ("normal purchase or normal sale") contracts that meet the requirements of SFAS 138 are recognized in earnings when they are settled by physical delivery.

•    Where the conditions in SFAS133 for special hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings. The ineffective portion of fair value gains and losses is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of $47 million at December 31, 2002 are expected to be removed from other comprehensive income and the fair value at the time of maturity, included in income during 2003.

•    All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings as gains or losses on derivatives in the period in which they occur.

Gain on derivatives of $73 million (2001: $5 million loss) was included in the current year income statement.

Gold hedging instruments are denominated in South African rands, US dollars and Australian dollars. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy. The group's reserve and financial strength has allowed it to arrange unmargined credit lines of up to ten years with counterparties.

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold for delivery against production in a future period. The notional volume of outstanding forward sales type contracts at the end of 2002 was 235,111kg (2001: 396,708kg).

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The group's risk as outlined above in purchasing compound options is limited to the premium paid. Net cash receipts received under the option hedging strategies for the year were $35 million (2001: $33 million).

The following table indicates the group's gold hedge position at a weighted average settlement price as at December 31, 2002:

The total net delta tonnage of the hedge on this date was 10.28 million ounces or 319.7 tonnes.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $446.6 million (negative R3.81 billion) as at December 31, 2002 (as at December 31, 2001: negative $238 million - negative R2,85 billion). These values were based on a gold price of $345.50 per ounce, exchange rates of R/$8.53 and A$/$0.56 and the prevailing market interest rates and volatilities at the time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.        GOLD PRICE RISK MANAGEMENT ACTIVITIES (continued)

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The mark-to-market represents the current profit/loss value of the hedge book at market prices and rates available at that time.

	Year	2003	2004	2005	2006	2007	2008-2012	Total
DOLLAR GOLD
Forward contracts	Amount (kg)	15,289	18,056	25,049	19,862	18,974	25,878	123,108
	$ per oz	$307	$313	$325	$333	$337	$355	$331
Put options purchased	Amount (kg)	5,808	796	757	563	728		8,652
	$ per oz	$352	$291	$291	$291	$292		$332
	*Delta (kg)	2,353	119	129	99	126		2,826
Put options sold	Amount (kg)	12,752	7,465					20,217
	$ per oz	$307	$317					$311
	*Delta (kg)	1,837	2,034					3,871
Call options purchased	Amount (kg)	4,555	572					5,127
	$ per oz	$351	$360					$352
	*Delta (kg)	2,339	277					2,616
Call options sold	Amount (kg)	18,830	5,829	16,360	14,681	14,308	54,245	124,253
	$ per oz	$332	$330	$322	$329	$336	$363	$344
	*Delta (kg)	13,150	3,835	11,415	9,983	9,656	35,963	84,002
RAND GOLD
Forward contracts	Amount (kg)	15,936	12,476	9,855	6,335	4,541	3,732	52,875
	Rand per oz	R82,931	R98,532	R119,730	R108,426	R114,915	R119,580	R101,860
Put options purchased	Amount (kg)	1,875	1,875	1,875	1,875			7,500
	Rand per oz	R93,602	R93,602	R93,602	R93,602			R93,602
	*Delta (kg)	399	322	258	209			1,188
Call options sold	Amount (kg)	6,553	4,688	4,687	4,688	2,986	11,944	35,546
	Rand per oz	R100,140	R115,284	R131,944	R132,647	R173,119	R209,288	R153,424
	*Delta (kg)	3,798	2,340	2,259	2,620	1,076	4,900	16,993
AUD DOLLAR GOLD
Forward contracts (1)	Amount (kg)	16,392	5,443	6,221	9,331	8,398	13,343	59,128
	A$ per oz	A$544	A$548	A$652	A$644	A$590	A$603	A$591
Call options purchased	Amount (kg)	3,888		3,110	6,221	3,732	11,197	28,148
	A$ per oz	A$701		A$724	A$673	A$668	A$702	A$693
	*Delta (kg)	1,251		1,368	3,776	2,400	7,469	16,264
Call options sold	Amount (kg)	4,821						4,821
	A$ per oz	A$662						A$662
	*Delta (kg)	2,354						2,354
Total net gold:	Delta (kg)	64,243	40,279	53,818	44,663	40,371	76,348	319,722
	Delta (oz)	2,065,462	1,295,012	1,730,288	1,435,961	1,297,969	2,454,640	10,279,332
Hedge delta as a percentage of current production levels (%)		35%	22%	29%	24%	22%	8%	17%

*        The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.       GOLD PRICE RISK MANAGEMENT ACTIVITIES (continued)

Year		2003	2004	2005	2006	2007	2008-2012	Total
Gold borrowing cost associated with forward contracts (1)	Amount (oz)	320,000	175,000	200,000	300,000	270,000	450,000
	Interest rate %	0.3%	0.8%	1.1%	1.2%	1.4%	1.6%
Gold lease rate swaps (2)	Amount (oz)	1,318,602	1,003,548	920,601	918,840	504,000	342,000
	Interest rate %	1.7%	1.6%	1.6%	1.8%	1.9%	2.0%
Gold lease rate swaps (3)	Amount (oz)	200,752	120,564	80,376	40,188
	Interest rate %	2.0%	2.0%	2.0%	2.0%
	$ per ounce	$299	$295	$291	$291

(1)  The Australian dollar denominated gold forward contract prices are shown on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices shown in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices at the financial statement date. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statement.

(2)  The gold lease rate swaps are contracts where the company receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the average fixed rate that the company will receive for that period.

(3)   The gold lease rate swaps are contracts where the company receives a fixed percentage of the outstanding amount at a fixed US dollar gold price and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the average fixed interest rate that the company will receive during that period. The US$ price is the average rate at which the fixed interest amount in gold is converted to US dollars.

A small number of the hedging positions reported in the above table are governed by "right-to-break" clauses. This confers on the related counterpart the right to terminate the contracts prior to their contracted maturity dates. If such a termination right is exercised, it would result in immediate cash settlement of those contracts based on the ruling market rate on the date of termination. The "right-to-break" can only be exercised on a future date, as reflected in the table below under "Potential Termination Date". The table below summarises those hedging positions that are subject to "right-to-break" clauses and the marked-to-market value as at December 31, 2002.

Potential Termination Date	Ounces	February 28, 2003 Fair Value (US$ 000)
December 2004	(250,000)	3,779
June 2006	(45,000)	(1,247)
August 2006	(120,000)	(4,386)
Total	(415,000)	(1,854)

Disclosure of the fair value of financial instruments is as follows:

Foreign exchange price risk protection agreements

The group periodically enters into forward exchange and currency option contracts to hedge certain recorded transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of the group's foreign hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.        GOLD PRICE RISK MANAGEMENT ACTIVITIES (continued)

The following table indicates the group's currency hedge position at December 31, 2002:

	Year	2003	2004	2005	2006	2007	2008-2012	Total
RAND DOLLAR (000)
Call options sold	Amount (kg)	10,000						10,000
	Rand per $	R9.12						R9.12
	*Delta ($)	1,550						1,550
AUD DOLLAR (000)
Forward contracts	Amount ($)	29,428	29,275	10,847				69,550
	$ per A$	A$0.59	A$0.59	A$0.51				A$0.58

*     The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2002

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, AngloGold receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. AngloGold is able to actively source financing at competitive rates. AngloGold has sufficient undrawn borrowing facilities available to fund working capital requirements.

Investment maturity profile

Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
Less than one year		$80	1.4	119	0.3
	ZAR	534	12.0	1,067	11.7
	A$			15	4.0
	N$	51	12.0	35	10.5
	FCFA			3,706	3.0

Borrowings maturity profile
	Within one year		Between one and two years		Between two and five years		After five years
Currency	Borrowings Amount (million)	Effective rate %	Borrowings Amount (million)	Effective rate %	Borrowings Amount (million)	Effective rate %	Borrowings Amount (million)	Effective rate %
	$75	3.4	325	2.5	508	2.6	9	5.4
A$	15	5.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.        GOLD PRICE RISK MANAGEMENT ACTIVITIES (continued)

Interest rate risk
	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years
Currency	Borrowings Amount (million)	Effective rate %	Borrowings Amount (million)	Effective rate %	Borrowings Amount (million)	Effective rate %	Total borrowings amount (million)
	$893	2.6	6	5.9	18	6.3	917
A$	15	5.3					15

Credit risk

Realization of all these contracts is dependent upon the counterparties performing in accordance with the terms of the contracts. AngloGold generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. AngloGold spreads its business over a number of predominantly international, creditworthy counterparties and believes that no concentration of credit risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Treasury Committee make recommendation for board approval of all counterparts and the limits to be applied against each counterpart.

The table below provides a summary of the number type and credit quality of AngloGold's hedge counterparts.

Number of Counterparts	Type	Credit Rating (Fitch)
3	International Bank	AAA
13	International Bank	AA
6	International Bank	A
1	International Bank	BBB
5	South African Bank	AA(zaf) (International BBB-)
1	Trade Finance House	Not rated

AngloGold does not anticipate non-performance by any counterparts.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company's financial instruments, as measured at December 31, 2002 and 2001, are as follows:

	December 31, 2002		December 31, 2001
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
Cash and cash equivalents	413	413	191	191
Receivables	255	255	165	165
Short-term debt	84	84	637	637
Long-term debt	842	842	350	350
Accounts payable and accrued liabilities	282	282	223	223
Derivatives	(241)	(447)	(167)	(238)

Forward sales type agreements	(153)	(196)	(128)	(62)
Option contracts	(73)	(236)	9	(66)
Foreign exchange contracts	(17)	(17)	(26)	(26)
Foreign exchange option contracts	-	-	(19)	(22)
Interest rate swaps	2	2	(3)	(62)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.        GOLD PRICE RISK MANAGEMENT ACTIVITIES (continued)

Derivatives maturity profile

	Total $	2002 Assets $	Liabilities $
Total	(241)	297	(538)
Less: Amounts to mature within twelve months of balance sheet date	69	(233)	302
Amounts to mature thereafter	(172)	64	(236)

	Total $	2001 Assets $	Liabilities $
Total	(167)	243	(410)
Less: Amounts to mature within twelve months of balance sheet date	122	(128)	250
Amounts to mature thereafter	(45)	115	(160)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Receivables, cash and cash equivalents and other current liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt

Long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives

The fair value of volatility-based instruments are estimated based on market prices, volatilities and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market price for the contracts at December 31, 2002 and 2001. The amounts include those contracts accounted for as normal purchases and sales.

		2002 $	2001 $
22.	ADDITIONAL CASH FLOW INFORMATION
	Non-cash items Reported as non-cash items in the statements of consolidated cash flows are the following:
	Amortization:
	Mining assets	212	205
	Acquired properties	121	166
		333	371
	Impairment:
	Mining assets	-	16
	Acquired properties	-	157
		-	173

	Interest paid during the year	44	72

	Taxation paid during the year	131	111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.        EMPLOYEE BENEFIT PLANS

The group has made provision for pension and provident schemes covering substantially all employees.

South Africa region

Eligible employees are members of either AngloGold's defined benefit fund or one of the industry-based defined contribution funds. There is one defined benefit scheme and three defined contribution schemes. The assets of these schemes are held in administered trust funds separated from the group's assets. Scheme assets primarily consist of listed shares, property trust units and fixed income securities.

Defined Benefit Fund

A statutory valuation of the defined benefit pension fund was performed as at December 31, 2002, and the Pension Fund was certified by the reporting actuaries as being in a sound financial position, subject to the deficit being funded through increased contributions as advised by the actuaries. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments. Calculations for the Pension Fund are carried out in years when a statutory valuation is not performed.

Information with respect to the Defined Benefit Fund, which includes benefits for AngloGold employees, for the year ended December 31, is set forth in the table below:

	Pension benefits
	2002 $	2001 $	2000 $
Change in benefit obligation
Benefit obligation at January 1,	69	88	102
Service cost	3	4	5
Interest cost	8	10	11
Plan participants' contributions	1	2	2
Acquisition	-	13	-
Plan amendment	-	-	-
Actuarial (gain)/loss	(1)	2	(6)
Benefits paid	(10)	(11)	(6)
Translation	30	(39)	(20)
Benefit obligation at December 31,	100	69	88

Change in plan assets
Fair value of plan assets at January 1,	70	91	103
Actual return on plan assets	1	11	4
Acquisition	-	13	2
Company contributions	3	4	6
Plan participants' contributions	1	2	2
Benefits paid	(10)	(11)	(6)
Translation	28	(40)	(20)
Fair value of plan assets at December 31,	93	70	91

Funded status at end of year	(7)	1	3
Accrued/(prepaid) pension obligations	7	(1)	(3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.        EMPLOYEE BENEFIT PLANS (continued)

	Pension benefits
	2002 $	2001 $	2000 $
Net periodic pension and post-retirement benefit costs include:
Service cost	3	4	5
Interest cost	8	10	11
Expected return on assets	(8)	(11)	(4)
Actuarial loss	-	2	2
	3	5	14

The assumptions used in calculating the above amounts are:
Discount rate	11.5%	10.5%	12%
Rate of compensation increase	7.75%	7.5%	9%
	(plus salary scale)	(plus salary scale)	(plus salary scale)
Pension increase	6.1%	6.5%	8%
Expected return on plan assets	11.5%	10.5%	12%

Defined Contribution Funds

Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of providing retirement benefits for the year amounted to $17 million (2001: $31 million). All funds are governed by the Pension Funds Act of 1956.

Post-retirement medical benefits

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded.

Information with respect to the defined benefit liability, which includes post-retirement medical benefits for AngloGold South Africa employees, for the year ended December 31, is set forth in the table below:

	Other benefits
	2002 $	2001 $	2000 $
Change in benefit obligation
Benefit obligation at January 1,	93	110	122
Service cost	1	1	1
Interest cost	11	17	9
Effect on curtailment	(35)	-	-
Benefits paid	(7)	(9)	(5)
Actuarial gains	18	24	6
Translation	44	(50)	(23)
Benefit obligation at December 31,	125	93	110
Unfunded benefit liability	(125)	(93)	(110)

Net periodic post-retirement medical benefit costs include: Service cost	1	1	1
Interest cost	11	17	9
Effect on curtailment	(35)	-	-
Benefits paid	(7)	(9)	(5)
Actuarial loss	18	24	6
Translation	44	(50)	(23)
	32	(17)	(12)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.        EMPLOYEE BENEFIT PLANS (continued)

	Other benefits
	2002 $	2001 $	2000 $
The assumptions used in calculating the above amounts are:

Discount rate	11.5%	11.0%	13.5%
Expected increase in health care costs	9.2%*	10.0%	10.5%

*    The 2002 short-term (1 to 3 years) health care inflation costs ranged from 6.5 percent to 9.2 percent and 5 percent long-term after 3 years.

East and West Africa region

Namibia (Navachab)

Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees make contributions to this fund. AngloGold seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.

Mali (Sadiola, Yatela and Morila)

The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.

Tanzania (Geita)

Geita does not have a retirement scheme for employees. Tanzanian nationals contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, employees are entitled to a retirement benefit from the Tanzanian Government. The company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold seconded employees in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.

Australia region

The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability, death, resignation or retrenchment. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operations on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operations are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.

North America region

The AngloGold North America Inc. Retirement Plan and the AngloGold North American Inc. Retiree Medical Plan were incorporated during 1999 with the purchase of the Minorco assets.

Retirement plan - Substantially all AngloGold North America employees at December 31, 1999 were covered by the AngloGold North America Inc. Retirement Plan (the "Plan"), a non-contributory defined benefit plan. With effect from December 31, 1999, the benefits of the Plan participants were frozen and the Plan was terminated during 2000. Curtailment accounting was applied to the Plan at December 31,1999 and the liability was extinguished at December 31, 2000 with the termination of the Plan and related distribution of Plan assets to participants. At December 31, 2001, all of the Plan assets had been distributed and the Plan has filed its final termination forms with the Federal government in 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.        EMPLOYEE BENEFIT PLANS (continued)

 North America region (continued)

Post retirement medical benefits - AngloGold North America provides health care and life insurance benefits for certain retired employees under the AngloGold North America Retiree Medical Plan (the "Retiree Medical Plan"). With effect December 31, 1999, no additional employees were eligible to receive post-retirement benefits under the Retiree Medical Plan. Curtailment accounting was applied at December 31, 1999.

The Retiree Medical Plan was last evaluated by independent actuaries in December 2002 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold North America under the Retiree Medical Plan. The evaluation of the Retiree Medical Plan reflected liabilities of $2 million (2001: $2 million). The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.

The cost of providing benefits under the Retirement Plan and the Retiree Medical Plan was insignificant in 2002 and 2001.

Information with respect to the Plan and Retiree Medical Plan, which includes benefits for AngloGold North America employees, for the year ended December 31, is set forth in the table below:

	Other benefits 2002 $	Other benefits 2001 $	Other benefits 2000 $	Pension benefits 2000 (1) $
Change in benefit obligation
Benefit obligations at January 1,	2	2	2	17
Service cost	-	-	-	-
Interest cost	-	-	-	1
Effect of curtailment	-	-	-	-
Benefits paid	-	-	-	(17)
Actuarial gain	-	-	-	(1)
Translation	-	-	-	-

Benefit obligation at December 31,	2	2	2	-

Change in plan assets
Fair value of plan assets at January 1,	-	-	-	16
Actual return on plan assets	-	-	-	1
Company contribution	-	-	-	1
Benefits	-	-	-	(17)
Translation	-	-	-	(1)

Fair value of plan assets at December 31,	-	-	-	-

Funded status at end of year	-	-	(2)	-
Unfunded benefit liability	(2)	(2)	(2)	-

The assumptions used in calculating the above amounts are:
Discount rate: retired/all others	6.75%	7.25%	7.75%	6.75/ 6.15%
Rate of compensation increase	N/A	N/A	N/A	N/A
Net periodic pension and post-retirement benefit costs include:
Service cost	-	-	-	-
Interest cost	-	-	-	1
Expected return on assets	-	-	-	(1)
Curtailment accounting charge	-	-	-	1
Actuarial gain	-	-	-	(1)
Translation	-	-	-	-
Net amount recognized	-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.        EMPLOYEE BENEFIT PLANS (continued)

	Other benefits 2002 $	Other benefits 2001 $	Other benefits 2000 $	Pension benefits 2000 (1) $
The assumptions used in calculating the above amounts are:
Discount rate	6.75%	7.25%	7.75%	6.75/ 6.15%
Expected return on plan assets	N/A	N/A	N/A	8.50%
Rate of compensation increase	N/A	N/A	N/A	N/A

(1)        The plan was terminated during 2000.

Defined Contribution Plan - AngloGold North America sponsors a 401(k) savings plan whereby employees may contribute up to 17 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold North America. AngloGold North America's contributions were $2 million (2001: $2 million) during the year ended December 2002.

Supplemental Employee Retirement Plan - Certain former employees of Minorco (USA) Inc. were covered under the Minorco (USA) Inc. Supplemental Employee Retirement Plan (the "SERP"), a non-contributory defined benefit plan. The SERP was last evaluated by independent actuaries in 2002 who took into account long-term estimates of inflation, and mortality rates in determining the obligations of AngloGold North America under the SERP. This evaluation of the SERP reflected Plan liabilities of $1 million (2001: $1 million). The SERP is an unfunded plan.

The SERP is evaluated on an annual basis using the projected benefit method. The cost of providing benefits under the SERP for the year were nominal.

South America region

The AngloGold South America operations operate a number of defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan) and are embodied in a pension plan entity, Fundambrs Sociedade de Previdncia Privada, which is responsible for administering the funds and making arrangements to pay the benefits. On conversion of the defined benefit fund to the defined contribution fund on November 30, 1998, an actuarial liability in the amount of $6 million was calculated. This liability is annually revised by Mercer, the plan's actuary, and provided for under other accrued liabilities which as at December 31, 2002, amounted to $3 million. (Refer to Note 17).

In December 2001, contributions commenced to a new PGBL fund, a defined contribution plan similar to the American 401 (k) type of plan, administered by Bradesco Previdencia e Seguros. The transfer of funds from Fundambrs to PGBL requires approval from the governmental SPC agency (which is still in the process of being finalized) and is conditional to the full funding of the actuarial liability.

24.        SALES OF SHAFTS

The Free State assets were disposed of to a joint venture between Harmony Gold Mining Company Limited (Harmony) and African Rainbow Minerals Gold Limited (formerly African Rainbow Minerals (Proprietary) Limited) (ARM) with effect from January 1, 2002 for a net consideration of $229 million including tax payable by AngloGold and net of contractual obligations pursuant to the sale. The final condition precedent relative to the sale was fulfilled on April 11, 2002 on which date the agreement of sale became unconditional.

The Deelkraal and Elandsrand mines were disposed of to Harmony Gold Mining Company Limited with effect from February 1, 2001 for an amount of $109 million. All conditions precedent relative to the sale were fulfilled by April 9, 2001 on which date the agreement of sale became unconditional.

In addition during 2001, the Vaal Reefs No. 2 shaft owned by ARM on a profit share basis was disposed of to ARM for $1 million, effectively cancelling the tribute arrangement which was in place between AngloGold and ARM up and until the sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.        SEGMENT AND GEOGRAPHICAL INFORMATION

AngloGold produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on a geographical basis. Therefore information regarding separate geographic segments is provided.

Business segment data	Year ended December 31
	2002 $	2001 $	2000 $
Revenues
Revenues from product sales:
South Africa	930	1,298	1,587
East and West Africa	329	250	111
North America	152	161	165
South America	195	177	173
Australia	155	155	172
Total revenues from product sales	1,761	2.041	2,208

Depreciation and amortization expense
South Africa	120	184	276
East and West Africa	73	62	39
North America	58	41	45
South America	49	42	40
Australia	33	42	39
Total depreciation and amortization expense	333	371	439

Segment profit: (income/(loss) before deferred income and mining tax and interest expense)
South Africa	256	(62)	(274)
East and West Africa	121	67	37
North America	4	17	(23)
South America	63	63	103
Australia	34	(5)	(11)
Total segment profit/(loss)	478	80	(168)

Segment assets
South Africa	2,211	1,693	2,807
East and West Africa	837	769	874
North America	557	546	362
South America	455	310	430
Australia	485	432	480
Total segment assets	4,545	3,750	4,953

Expenditure for additions to long-lived assets
South Africa	112	106	165
East and West Africa	27	33	46
North America	74	93	37
South America	27	23	21
Australia	21	23	21
Total expenditure for additions to long-lived assets	261	278	290

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.        SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

Geographical area data	Year ended December 31
	2002 $	2001 $	2000 $
Total revenues
South Africa	966	1,308	1,612
East and West Africa	333	258	123
North America	153	163	167
South America	192	182	190
Australia	155	155	172
Total revenues	1,799	2,066	2,264

Long-lived assets by area
South Africa	1,637	1,413	2,557
East and West Africa	624	642	730
North America	412	366	267
South America	429	362	347
Australia	405	367	415
Total long-lived assets	3,507	3,150	4,316

26.        ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME

The company has adopted the disclosure-only provisions of SFAS123 and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

At a general meeting held on June 4, 1998, shareholders approved the introduction of the AngloGold Limited Share Incentive Scheme for the purpose of providing an incentive to executive directors and senior employees of the company and its subsidiaries to identify themselves more closely with the fortunes of the group and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire shares in the company. Employees participate in the scheme to the extent that they are granted options and accept them.

At a general meeting held on April 30, 2002, it was approved that the rules of the Share Incentive Scheme be amended to provide for the exercise of options to be based on a condition, related to the performance of the company, to be determined by the directors and which will be objective and specified. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance condition has been fulfilled or waived. The options which have been granted prior to May 1, 2002 remained subject to the conditions under which they were granted. Although there are no automatically convertible unsecured debentures(1) currently in issue under the rules of the Share Incentive Scheme, consequential amendments were approved to the rules of the scheme which effectively made the conversion of debentures subject to the same terms as the exercise of options.

At December 31, 2002, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 6,112,106 (December 31, 2001:5,919,873), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 300,000.

Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive Scheme, rank pari passu with issued shares in all respects, including participation in dividends declared by AngloGold.

Non-executive directors are not eligible for participation in the Share Incentive Scheme.

Options

An option may only be granted to an employee to purchase a certain number of shares, specified by the directors, at the option price payable in accordance with the Share Incentive Scheme. It is personal to the employee to whom it is addressed and may only be accepted by him or his family, or his company or his family trust.

(1)        The debenture incentive options were cancelled on June 30, 2001 in exchange for stock incentive options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.        ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME (continued)

The Share Incentive Scheme provides for the granting of options based on two separate criteria:

•     Time related options

As approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the general meeting held on April 30, 2002, time related options may be exercised as follows:

Percentage	Period after date of grant of options
20%	2 years
40%	3 years
60%	4 years
100%	5 years

No further options will be granted under this plan which will terminate on February 1, 2012, being the date on which the last options of those already in issue, may be exercised or will expire.

A summary of time related options showing movement from the beginning of the year to the end of the year, is presented below:

	2002 Options (000)	(1)	2002 Weighted-average exercise price R	2001 Debentures and options (000)	2001 Weighted-average exercise price R
Outstanding at the beginning of the year	2,566		121	2,978	119
Granted	108		190	494	112
Exercised	(479)		119	(718)	110
Forfeited	(36)		146	(188)	125

Outstanding at the end of the year	2,159		125	2,566	121

Exercisable at the end of the year	1,227		117	904	109

Weighted-average fair value of options granted during the year			89		35

(1)   The debenture incentive options were cancelled on June 30, 2001 in exchange for stock incentive options.

•     Performance related options

Performance related options, as approved by shareholders at the general meeting held on April 30, 2002, granted, may be exercised in full, three year's after date of grant, provided that the condition on which the options were granted, namely related to the performance of the company, as determined by the directors, are met.

The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.        ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME (continued)

A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:

	2002 Options (000)	2002 Weighted-average exercise price R
Outstanding at the beginning of the year
Granted	1,182	300
Exercised	-	-
Forfeited	(3)	300

Outstanding at the end of the year	1,179	300

Exercisable at the end of the year	-	-

Weighted-average fair value of options granted during the year		100

All options which have not been exercised within ten years from the date on which they were granted automatically lapse. At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amount to 2,783,726 (2001: 3,354,273).

During the years ended December 31, 2002, 2001 and 2000 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants. No compensation expense was recognized as of December 31, 2002 related to the performance related awards under APB No. 25, as the exercise price was greater than or equal to the fair market value at the date of grant and the end of the reporting period.

During 2002 a total of 478,720 common shares were issued under the share incentive scheme.

The weighted average of all options outstanding as at December 31, 2002 is as follows:

Range of exercise prices R	Quantity of options within range (000)	Weighted average exercise price R	Weighted average contractual life Years
95 - 142	1,840	117	6.08
143 - 214	279	156	8.00
215 - 321	1,219	297	9.33
	3,338(1)	242	7.43

(1)  Represents a total of 2,159,280 time related options and 1,179,100 performance related options outstanding as at December 31, 2002.

No options expired during the year ended December 31, 2002.

Since December 31, 2002, 76,732 options have been exercised and 44,600 options have lapsed.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, respectively: risk-free interest rates of 11.00 percent (2001: 11.00 percent); dividend yields of 4.27 percent (2001: 4.30 percent); volatility factors of the expected market price of the company's common stock of 0.390 (2001: 0.420) and a weighted-average expected life of the option of 7 years (2001: 7 years) in respect of time related scheme options and risk-free interest rates of 11.00 percent; dividend yields of 4.27 percent; volatility factors of the expected market price of the company's common stock of 0.31 and a weighted-average expected life of the option of 6.5 years in respect of performance based scheme options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.        ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME (continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma option expense in 2002 may not be indicative of pro forma option expense in future years. The company's pro forma information follows (in millions except for earnings per share information):

	2002 $	2001 $	2000 $
Pro forma net income/(loss)	349	(175)	(263)
Pro forma earnings(loss) per common share
Basic (cents)	157	(82)	(123)
Diluted (cents)	157	(82)	(123)

The calculation of diluted earnings/(loss) per common share for 2001 and 2002 did not assume the effect of shares issuable upon the exercise of stock and debenture incentive options as their effects are anti-dilutive for these periods.

Acacia Employee Option Plan

 The company's wholly-owned subsidiary, AngloGold Australia Limited (formerly AngloGold Australasia Limited and originally Acacia Resources Limited) operates the Acacia Employee Option Plan for certain of its employees. In terms of this plan, on exercising of options, a ratio of 7 AngloGold ordinary shares for every 100 options held will be applied. The issue price of the AngloGold shares is calculated using the A$/R exchange rate ruling on the date of allotment. At December 31, 2002, 90,000 (2001:1,041,400) options were in issue which will effectively entitle the holders to a total of 6,300 (2001: 72,898) AngloGold shares. No further options will be granted under this plan which will terminate on April 28, 2004, being the date on which the last options may be exercised or will expire.

During 2002 a total of 66,598 shares were issued under the Acacia Employee Option Plan. Since December 31, 2002, 30,000 options, equivalent to 2,100 AngloGold shares have been exercised. No options lapsed.

27.        MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT 2002

In October 2002 the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002 which was passed by Parliament in June 2002. It will come into operation on a date to be proclaimed by the President, which is expected to be during or shortly after June 2003. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State. AngloGold owns substantially all the mineral rights for which it holds mining authorizations.

The new Act vests custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.        MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT 2002 (continued)

Where AngloGold holds mineral rights and mining authorizations and is conducting mining operations on the date on which the new Act comes into effect, it will be able within five years from the date of effectiveness of the new Act to submit the old rights and authorization for conversion to a new mining right. AngloGold will need to submit a mining work program and thereby to substantiate the area and period of the new right, and also to comply with the requirements of the undermentioned Charter. A similar procedure applies where AngloGold holds prospecting rights and a prospecting permit and is conducting prospecting operations, but AngloGold must apply for conversion to a new prospecting right within two years from the date of effectiveness of the new Act for which purpose a prospecting work program must be submitted. Where AngloGold holds unused rights however, AngloGold will have one year to apply for new prospecting rights or mining rights, the requirements in regard to which are more stringent than for conversion, involving, for example, non-concentration of resources, fair competition, no exclusionary effects, and proof of financial and technical ability.

If AngloGold does not acquire new rights under the new Act, AngloGold would be entitled to claim compensation from the State if it can prove that thereby its property has been expropriated. Whether mineral rights constitute property and whether the new Act does bring about an expropriation are both aspects which are the subject of legal debate which is likely to be settled ultimately by litigation. The factors in determining compensation include not only fair market value but also history of acquisition and use and aspects of redress and reform which could have the effect of reducing the compensation.

AngloGold cannot give assurance that it will be successful in its application for conversion of old rights to new rights under the new Act, but the company is optimistic in this regard. In addition, it is uncertain if and to what extent AngloGold would receive compensation from the State to the extent it would not acquire new rights.

Even where new rights are obtained under the new Act, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant do not substantiate the need to retain the area covered by the old right. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, a maximum of 30 years with renewals of up to 30 years each and in the case of prospecting rights, up to five years with one renewal of up to three years. The new Act provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will be transferable subject to the approval of the Minister of Mines (Minister). Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.

The new rights can be suspended or cancelled by the Minister on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work program.

The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Money Bill, 2003, which was released in March 2003 for comment, and which proposes a quarterly payment of royalty of 3 percent of gross revenue in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.        MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT 2002 (continued)

The new Act calls for a Charter to be developed by the Minister within five years of commencement of the new Act, but the content of which has largely been agreed with mining industry representatives (including AngloGold), and with representatives of other stakeholders. The Charter's stated objectives include:

•     expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation,

•     expansion of the skills base of such persons,

•     the promotion of employment and advancement of the social and economic welfare of mining communities, and

•     promotion of beneficiation.

The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent such ownership within ten years. It contemplates that this will be achieved inter alia by disposals of assets by mining companies to historically disadvantaged persons on a willing seller - willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003.

AngloGold fully supports the notion that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. AngloGold has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter's spirit. AngloGold believes that it is well placed to meet the Charter's targets in accordance with the scorecard.

AngloGold has completed a number of asset sales to companies owned by historically disadvantaged persons in the past four years, which meet the requirements of the Charter and the scorecard. According to AngloGold's estimates based on 2002 operating data, these transactions transfer 24.1 percent of AngloGold's attributable units of production to historically disadvantaged persons. However, AngloGold would expect the State to conduct its own assessment of these transfers when AngloGold submits its conversions. In addition, AngloGold is continuing to evaluate alternative ways in which to achieve objectives of the Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts.

AngloGold has made significant progress towards meeting the requirements of the Charter and the scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. AngloGold will also reflect these results when it lodges its conversions or applications for acquisition of new rights to replace its existing rights. AngloGold's performance under the criteria set by the Charter and the scorecard will be assessed by the State upon the occurrence of such lodgments or applications. Details of the State's methodology for calculating performance in regard to beneficiation has however not yet been made public.

Any significant adjustment to AngloGold's property ownership structure could have a material adverse effect on AngloGold's financial condition or the value of AngloGold's ordinary shares, and failure to comply with the requirements of the Charter and the scorecard could subject AngloGold to negative consequences, the scope of which has not yet been fully determined.

AngloGold may also incur expenses to give additional effect to the Charter and the scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons as part of the industry-wide commitment to assist such persons in securing R100 billion of financing during the first five years of the Charter's life. There is furthermore no guarantee that any steps AngloGold might take to comply with the Charter would ensure that it could successfully acquire new mining rights in place of its existing rights. In addition, the terms of such new rights may not be as favourable to AngloGold as are those of its existing rights. Having said this, AngloGold believes, based on present indications, that it should be able successfully to acquire new rights on reasonable terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.        MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT 2002 (continued)

The new Act also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the new Act, has undertaken a review of the environmental costs and liabilities associated with its South African operations in the light of the new, as well as the existing, environmental requirements. While this examination could result in an increase in AngloGold's compliance costs and accruals for environmental remediation, it is not certain at this stage whether these costs or liabilities will have a material adverse effect on AngloGold's financial condition or results of operations.

28.        SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Proposed transfer of AngloGold's operations located outside South Africa to wholly-owned subsidiary

Subject to the necessary regulatory approvals, AngloGold intends to transfer all of its operations and assets in North and South America, East and West Africa and Australia to AngloGold International Holdings SA (formerly Walsdon Limited) ("Luxco"), its wholly-owned subsidiary. Luxco is a Luxembourg registered company.

It is AngloGold's intention that from time to time Luxco may assume or issue debt securities which will be fully and unconditionally guaranteed by AngloGold Limited (being the "Guarantor"). The following is condensed consolidating financial information for the AngloGold group as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, with a separate column for each of Luxco as Issuer, AngloGold Limited as Guarantor and the other businesses of the AngloGold group combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, AngloGold carries its investments under the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.        SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED

Condensed consolidating statements of income

FOR THE YEAR ENDED DECEMBER 31,

(In millions, except share information)

	2002 $ AngloGold	2002 $ Luxco	2002 $ Other subsidiaries	2002 $ Cons adjustments	2002 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")
Sales and other income	1,027	-	843	(71)	1,799
Product sales	931	-	830	-	1,761
Interest, dividends and other	96	-	13	(71)	38
Costs and expenses	764	-	605	-	1,369
Production costs	527	-	383	-	910
Exploration costs	3	-	25	-	28
Related party transactions	40	-	-	-	40
General and administrative	24	-	6	-	30
Royalties paid/(received)	83	-	(58)	-	25
Market development costs	17	-	-	-	17
Research and development	1	-	-	-	1
Depreciation, depletion and amortization	96	-	237	-	333
Impairment of assets	-	-	-	-	-
Goodwill amortized	-	-	-	-	-
Interest expense	15	-	29	-	44
Employment severance costs	3	-	-	-	3
Loss on sale of mining assets	-	-	-	-	-
Loss on sale of assets	11	-	-	-	11
Gain on derivatives	(56)	-	(17)	-	(73)
Other	-	-	-	-	-

Income/(loss) before equity income and income tax	263	-	238	(71)	430
Equity income in affiliates	4	-	-	-	4
Equity income/(loss) in subsidiaries	116	-	-	(116)	-
Income/(loss) before income tax provision	383	-	238	(187)	434
Deferred income and mining tax expensed	(18)	-	(44)	-	(62)
Income/(loss) before minority interest	365	-	194	(187)	372
Minority interest	-	-	(16)	-	(16)
Income/(loss) after minority interest	365	-	178	(187)	356
Preferred stock dividends	(9)	-	(62)	71	-
Income/(loss) before cumulative effect of accounting change	356	-	116	(116)	356
Cumulative effect of accounting change	-	-	-	-	-
Net income/(loss) ( applicable to common stockholders	356	-	116	(116)	356

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.        SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED

Condensed consolidating statements of income

FOR THE YEAR ENDED DECEMBER 31,

(In millions, except share information)

	2001 $ AngloGold	2001 $ Luxco	2001 $ Other subsidiaries	2001 $ Cons adjustments	2001 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")
Sales and other income	1,377	-	767	(78)	2,066
Product sales	1,298	-	743	-	2,041
Interest, dividends and other	79	-	24	(78)	25
Costs and expenses	1,438	-	621	-	2,059
Production costs	854	-	391	-	1,245
Exploration costs	4	-	22	-	26
Related party transactions	54	-	-	-	54
General and administrative	20	-	4	-	24
Royalties paid/(received)	99	-	(83)	-	16
Market development costs	16	-	-	-	16
Research and development	2	-	-	-	2
Depreciation, depletion and amortization	154	-	217	-	371
Impairment of assets	173	-	-	-	173
Goodwill amortized	1	-	26	-	27
Interest expense	22	-	50	-	72
Employment severance costs	22	-	-	-	22
Loss on sale of mining assets	4	-	-	-	4
Loss on sale of assets	-	-	-	-	-
Loss/(gain) on derivatives	10	-	(5)	-	5
Other	3	-	(1)	-	2

(Loss)/income before equity income and income tax	(61)	-	146	(78)	7
Equity income in affiliates	1	-	-	-	1
Equity income/(loss) in subsidiaries	21	-	-	(21)	-
(Loss)/income before income tax provision	(39)	-	146	(99)	8
Deferred income and mining tax expensed	(132)	-	(31)	-	(163)
(Loss)/income before minority interest	(171)	-	115	(99)	(155)
Minority interest	-	-	(8)	-	(8)
(Loss)/income after minority interest	(171)	-	107	(99)	(163)
Preferred stock dividends	(8)	-	(70)	78	-
(Loss)/income before cumulative effect of accounting change	(179)	-	37	(21)	(163)
Cumulative effect of accounting change	6	-	(16)	-	(10)
Net (loss)/income ( applicable to common stockholders	(173)	-	21	(21)	(173)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.        SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED

Condensed consolidating statements of income

FOR THE YEAR ENDED DECEMBER 31,

(In millions, except share information)

	2000 $ AngloGold	2000 $ Luxco	2000 $ Other subsidiaries	2000 $ Cons adjustments	2000 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")
Sales and other income	1,674	-	660	(70)	2,264
Product sales	1,587	-	621	-	2,208
Interest, dividends and other	87	-	39	(70)	56
Costs and expenses	1 918	(1)	591	-	2,508
Production costs	1,100	-	324	(1)	1,423
Exploration costs	5	-	39	-	44
Related party transactions	54	-	-	-	54
General and administrative	38	-	13	-	51
Royalties paid/(received)	89	-	(80)	-	9
Market development costs	12	-	-	-	12
Research and development	8	-	-	-	8
Depreciation, depletion and amortization	244	-	195	-	439
Impairment of assets	352	-	35	-	387
Goodwill amortized	-	-	18	-	18
Interest expense	16	-	56	-	72
Employment severance costs	15	-	4	-	19
Loss on sale of mining assets	-	-	-	-	-
Loss on sale of assets	-	-	-	-	-
Gain on derivatives	(13)	-	(8)	-	(21)
Other	(2)	(1)	(5)	1	(7)

(Loss)/income before equity income and income tax	(244)	1	69	(70)	(244)
Equity income in affiliates	4	-	-	-	4
Equity (loss)/income in subsidiaries	(32)	-	-	32	-
(Loss)/income before income tax provision	(272)	1	69	(38)	(240)
Deferred income and mining tax benefit/(expensed)	17	-	(26)	-	(9)
(Loss)/income before minority interest	(255)	1	43	(38)	(249)
Minority interest	-	-	(13)	-	(13)
(Loss)/income after minority interest	(255)	1	30	(38)	(262)
Preferred stock dividends	(7)	-	(63)	70	-
(Loss)/income before cumulative effect of accounting change	(262)	1	(33)	32	(262)
Cumulative effect of accounting change	-	-	-	-	-
Net (loss)/income ( applicable to common stockholders	(262)	1	(33)	32	(262)
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.        SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED

Condensed consolidating balance sheets

AT DECEMBER 31,

(In millions, except share information)

	2002 $ AngloGold	2002 $ Luxco	2002 $ Other subsidiaries	2002 $ Cons adjustments	2002 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")
ASSETS
Current Assets	1,100	-	1,437	(1,499)	1,038
Cash and cash equivalents	184	-	229	-	413
Receivables	858	-	1,129	(1,499)	488
Trade	4	-	44	-	48
Inter-group balances	548	-	951	(1,499)	-
Derivatives	180	-	53	-	233
Value added taxes	10	-	16	-	26
Other	116	-	65	-	181
Inventories	58	-	79	-	137
Property, plant and equipment	939	-	1,076	-	2,015
Acquired properties	294	-	608	-	902
Goodwill	1	-	603	(259)	345
Derivatives	61	-	3	-	64
Inventories	-	-	79	-	79
Other long-term assets	1,047	-	131	(1,076)	102
Total assets	3,442	-	3,937	(2,834)	4,545
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities	656	7	1,599	(1,463)	799
Accounts payable and accrued liabilities	159	-	101	22	282
Inter-group balances	126	7	1,352	(1,485)	-
Derivatives	247	-	55	-	302
Short-term debt	2	-	82	-	84
Income and mining tax payable	122	-	9	-	131
Long-term debt	264	-	578	-	842
Derivatives	137	-	99	-	236
Deferred income and mining tax	427	-	156	(22)	561
Provision for environmental rehabilitation	13	-	95	-	108
Other accrued liabilities	-	-	12	-	12
Provision for post-retirement medical benefits	125	-	2	-	127
Minority interest	-	-	40	-	40
Commitments and contingencies	-	-	-	-	-
Stockholders' equity	1,820	(7)	1,356	(1,349)	1,820
Common stock issued	9	-	451	(451)	9
Additional paid in capital	3,403	-	901	(901)	3,403
Retained deficit	(567)	(7)	92	(85)	(567)
Accumulated other comprehensive income	(1,025)	-	(88)	88	(1,025)

Total liabilities and stockholders' equity	3,442	-	3,937	(2,834)	4,545

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.        SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED

Condensed consolidating balance sheets

AT DECEMBER 31,

(In millions, except share information)

	2001 $ AngloGold	2001 $ Luxco	2001 $ Other subsidiaries	2001 $ Cons adjustments	2001 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")
ASSETS
Current Assets	791	-	1,205	(1,396)	600
Cash and cash equivalents	41	-	150	-	191
Receivables	701	-	988	(1,396)	293
Trade	14	-	31	-	45
Inter-group balances	546	-	850	(1,396)	-
Derivatives	90	-	38	-	128
Value added taxes	10	-	12	-	22
Other	41	-	57	-	98
Inventories	49	-	67	-	116
Property, plant and equipment	846	-	910	-	1,756
Acquired properties	239	-	604	-	843
Goodwill	1	-	588	(256)	333
Derivatives	77	-	38	-	115
Inventories	-	-	47	-	47
Other long-term assets	981	-	93	(1,018)	56
Total assets	2,935	-	3,485	(2,670)	3,750
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities	838	7	1,960	(1,595)	1,210
Accounts payable and accrued liabilities	98	-	108	17	223
Inter-group balances	365	7	1,240	(1,612)	-
Derivatives	139	-	111	-	250
Short-term debt	149	-	488	-	637
Income and mining tax payable	87	-	13	-	100
Long-term debt	216	-	134	-	350
Derivatives	96	-	64	-	160
Deferred income and mining tax	324	-	133	(17)	440
Provision for environmental rehabilitation	14	-	80	-	94
Other accrued liabilities	-	-	19	-	19
Provision for post-retirement medical benefits	93	-	2	-	95
Minority interest	-	-	28	-	28
Commitments and contingencies	-	-	-	-	-
Stockholders' equity	1,354	(7)	1,065	(1,058)	1,354
Common stock issued	9	-	451	(451)	9
Additional paid in capital	3,251	-	901	(901)	3,251
Retained deficit	(672)	(7)	(24)	31	(672)
Accumulated other comprehensive income	(1,234)	-	(263)	263	(1,234)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.        SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED

Condensed consolidating statements of cash flows

FOR THE YEAR ENDED DECEMBER 31,

(In millions, except share information)

	2002 $ AngloGold	2002 $ Luxco	2002 $ Other subsidiaries	2002 $ Cons adjustments	2002 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")
Net cash provided by/(used in) operating activities	269	-	386	(71)	584
Income/(loss) after minority interest	365	-	178	(187)	356
Reconciled to net cash provided by/(used in) operations:
Loss on sale of mining assets	-	-	-	-	-
Depreciation, depletion and amortization	96	-	237	-	333
Deferred stripping costs	-	-	(10)	-	(10)
Impairment of assets	-	-	-	-	-
Other non cash items	(109)	-	(7)	116	-
Net increase in provision for Environmental rehabilitation and Post-retirement medical benefits	(3)	-	(14)	-	(17)
Deferred income and mining tax	(55)	-	(7)	-	(62)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	(69)	-	69	-	-
Receivables	17	-	(22)	-	(5)
Inventories	(16)	-	(38)	-	(54)
Accounts payable and accrued liabilities	43	-	-	-	43
Net cash generated/(used) in investing activities	161	-	(242)	-	(81)
Cash acquired in acquisitions	-	-	8	-	8
Increase in non-current investments	(28)	-	(6)	-	(34)
Additions to property, plant and equipment	(112)	-	(149)	-	(261)
Proceeds on sale of mining assets	-	-	1	-	1
Proceeds on sale of investments	158	-	-	-	158
Cash received/(paid) as part of disposal/(acquisition)	140	-	(105)	-	35
Loans receivable advanced	(1)	-	(4)	-	(5)
Loans receivable repaid	4	-	13	-	17
Net cash (used)/generated in financing activities	(350)	-	(77)	71	(356)
Short-term debt repaid	(141)	-	(513)	-	(654)
Short-term debt raised	-	-	38	-	38
Issuance of stock	18	-	-	-	18
Share issue expenses	-	-	-	-	-
Long-term debt repaid	(138)	-	(120)	-	(258)
Long-term debt raised	180	-	580	-	760
Dividends paid	(269)	-	(62)	71	(260)

Net increase in cash and cash equivalents	80	-	67	-	147
Effect of exchange rate changes on cash	63	-	12	-	75
Cash and cash equivalents - January 1,	41	-	150	-	191
Cash and cash equivalents - December 31,	184	-	229	-	413
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.        SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED

Condensed consolidating statements of cash flows

FOR THE YEAR ENDED DECEMBER 31,

(In millions, except share information)

	2001 $ AngloGold	2001 $ Luxco	2001 $ Other subsidiaries	2001 $ Cons adjustments	2001 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")
Net cash provided by/(used in) operating activities	201	(3)	358	(75)	481
(Loss)/income after minority interest	(171)	-	107	(99)	(163)
Reconciled to net cash provided by/(used in) operations:
Loss on sale of mining assets	4	-	-	-	4
Depreciation, depletion and amortization	154	-	217	-	371
Deferred stripping costs	-	-	(20)	-	(20)
Impairment of assets	173	-	-	-	173
Other non cash items	46	-	26	21	93
Net increase in provision for Environmental rehabilitation and Post- retirement medical benefits	(12)	-	-	-	(12)
Deferred income and mining tax	20	-	(11)	-	9
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	(54)	(3)	54	3	-
Receivables	56	-	9	-	65
Inventories	38	-	(16)	-	22
Accounts payable and accrued liabilities	(53)	-	(8)	-	(61)
Net cash generated/(used) in investing activities	17	-	(145)	-	(128)
Cash acquired in acquisitions	-	-	-	-	-
Increase in non-current investments	-	-	(4)	-	(4)
Additions to property, plant and equipment	(106)	-	(172)	-	(278)
Proceeds on sale of mining assets	-	-	6	-	6
Proceeds on sale of investments	-	-	-	-	-
Cash received as part of disposal	109	-	-	-	109
Loans receivable advanced	-	-	(4)	-	(4)
Loans receivable repaid	14	-	29	-	43
Net cash (used)/generated in financing activities	(132)	-	(244)	78	(298)
Short-term debt repaid	(192)	-	(191)	-	(383)
Short-term debt raised	16	-	20	-	36
Issuance of stock	7	-	-	-	7
Share issue expenses	-	-	-	-	-
Long-term debt repaid	-	-	(31)	-	(31)
Long-term debt raised	212	-	28	-	240
Dividends paid	(175)	-	(70)	78	(167)

Net increase/(decrease) in cash and cash equivalents	86	(3)	(31)	3	55
Effect of exchange rate changes on cash	(58)	-	(1)	-	(59)
Cash and cash equivalents - January 1,	13	3	182	(3)	195
Cash and cash equivalents - December 31,	41	-	150	-	191
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.        SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED

Condensed consolidating statements of cash flows

FOR THE YEAR ENDED DECEMBER 31,

(In millions, except share information)

	2000 $ AngloGold	2000 $ Luxco	2000 $ Other subsidiaries	2000 $ Cons adjustments	2000 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")
Net cash provided by/(used in) operating activities	8	-	502	(86)	424

(Loss)/income after minority interest	(255)	1	30	(38)	(262)
Reconciled to net cash provided by/(used in) operations:
Loss on sale of mining assets	-	-	-	-	-
Depreciation, depletion and amortization	244	-	195	-	439
Deferred stripping costs	-	-	(11)	-	(11)
Impairment of assets	352	-	35	-	387
Other non cash items	34	(1)	29	(31)	31
Net decrease in provision for Environmental rehabilitation and Post- retirement medical benefits	(13)	-	-	-	(13)
Deferred income and mining tax	(51)	-	(19)	-	(70)

Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	(275)	-	275	-	-
Receivables	44	-	(45)	-	(1)
Inventories	8	-	(10)	-	(2)
Accounts payable and accrued liabilities	(80)	-	23	(17)	(74)

Net cash (used)/generated in investing activities	(159)	3	(460)	(3)	(619)
Cash acquired in acquisitions	-	-	3	-	3
(Increase)/decrease in non-current investments	(3)	3	-	(3)	(3)
Additions to property, plant and equipment	(156)	-	(134)	-	(290)
Proceeds on sale of mining assets	1	-	7	-	8
Proceeds on sale of investments	-	-	-	-	-
Cash paid as part of acquisition	-	-	(348)	-	(348)
Loans receivable advanced	(1)	-	(7)	-	(8)
Loans receivable repaid	-	-	19	-	19

Net cash (used)/generated in financing activities	(108)	-	(12)	70	(50)
Short-term debt repaid	-	-	(39)	-	(39)
Short-term debt raised	76	-	113	-	189
Issuance of stock	2	-	-	-	2
Share issue expenses	(3)	-	-	-	(3)
Long-term debt repaid	(3)	-	(70)	-	(73)
Long-term debt raised	137	-	47	-	184
Dividends paid	(317)	-	(63)	70	(310)

Net (decrease)/ increase in cash and cash equivalents	(259)	3	30	(19)	(245)
Effect of exchange rate changes on cash	(71)	-	2	16	(53)
Cash and cash equivalents - January 1,	343	-	150	-	493
Cash and cash equivalents - December 31,	13	3	182	(3)	195

The accompanying notes are an integral part of these Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.        STOCK SPLIT

At a meeting in Johannesburg on December 5, 2002, AngloGold's shareholders approved, by the requisite number of votes, an odd-lot offer, a stock split and a number of amendments to AngloGold's memorandum and articles of association.

The odd-lot offer gave odd-lot shareholders, or eligible shareholders who held less than 50(1) AngloGold ordinary shares at December 20, 2002, the right to sell their holdings to AngloGold, increase their holdings to 50(1) shares, or retain their odd-lot holdings. Odd-lot shareholders who did not make any election were deemed to have sold their shares to AngloGold.

AngloGold announced the results of the odd-lot offer on December 24, 2002. In summary, the odd-lot offer resulted in 11,213 odd-lot shareholders who elected or were deemed to have elected to sell their existing shareholdings, totaling 217,338(2) ordinary shares, while 4,643 odd-lot shareholders elected to purchase a total of 495,534(2) ordinary shares. As a result, AngloGold issued an additional 278,196(2) ordinary shares. AngloGold did not extend this odd-lot offer to holders of AngloGold American depositary shares ("ADSs") or CHESS depositary interests ("CDIs") or to shareholders in the United States or who are deemed by law to be U.S. persons.

The stock split sub-divided each ordinary share with a par value of ZAR 50 cents into two ordinary shares each with a par value of ZAR 25 cents, with effect from the close of business on December 24, 2002. As a result of the sub-division, each AngloGold ADS is equivalent to one AngloGold ordinary share and every five CDIs are equivalent to one AngloGold ordinary share. The ratio of one AngloGold ADS to five AngloGold CDIs remains unchanged. The net effect of the stock split on ADS and CDI holders was that the number of ADSs and CDIs held by each holder did not change.

Throughout the annual financial statements presented herein, the number of shares and the calculation of basic and diluted earnings/(loss) per common share have been changed to retroactively reflect this change in the number of shares.

(1)        Before stock split.

(2)        After stock split.

30.        SUBSEQUENT EVENTS (UNAUDITED)

AngloGold enters into a purchase and sale agreement on Jerritt Canyon Joint Venture

On February 27, 2003, AngloGold announced that, pursuant to an unsolicited offer from Queenstake Resources USA Inc (Queenstake), the company had entered into a purchase and sale agreement for the disposal of its 70% interest in the Jerritt Canyon Joint Venture in North America acquired in 1999, as part of the Minorco transaction. The consideration payable by Queenstake to the Joint Venture partners will comprise: $8 million on closure of the transaction which is expected to close during April 2003, $6 million in deferred payments and certain additional royalty payments. In terms of the agreement Queenstake has undertaken to accept full closure and reclamation and other liabilities.

For the year ended December 31, 2002, Jerritt Canyon produced 237,000 attributable ounces of gold at a total cash cost of $249 per ounce.

AngloGold does not expect this sale to have a material impact on the expected gold production for 2003 and its earnings and financial position.

AngloGold announces a new joint venture agreement

On March 13, 2003, AngloGold announced that its wholly-owned subsidiary, AngloGold Australia Limited signed a new joint venture agreement with Striker Resources NL and De Beers Australia Exploration Limited, covering a large ground holding in the east Kimberley region of Western Australia. AngloGold, as manager of the joint venture, has agreed to spend an initial $356,940 on gold exploration and has the right to earn 51 percent in all the tenements subject to the agreement, via a series of joint venture agreements, for total combined expenditure of $4.61 million. The agreement comprises the right to earn 51 percent in the Oombulgurri Gold Project by spending $3 million, and two options to earn 51 percent by spending a combined $1.64 million on tenements in which Striker holds joint interest with AKD Limited in one case, and with Ellendale Resources NL in another. The area of influence covered by the agreements totals more than 17,000 square kilometres and both Striker and De Beers will provide AngloGold with access to their databases for the region, including drill and sample material.

Item 19: Exhibits

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum and Articles of Association of AngloGold Limited as in effect April 4, 2003	Incorporated by reference to Exhibit 3.1 of AngloGold's registration statement on Form F-3 filed with the Securities and Exchange Commission on December 17, 2002.

Exhibit 19.4(c).1	AngloGold Limited Share Incentive Scheme in effect April 4, 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.

Exhibit 19.4(c).2	Service contract of Robert M Godsell

Exhibit 19.4(c).3	Service contract of Jonathan G Best

Exhibit 19.4(c).4	Service contract of David L Hodgson

Exhibit 19.4(c).5	Service contract of Kelvin H Williams

Exhibit 19.6	Statement regarding how earnings per share information was calculated	See note 7 to the consolidated financial statements

Exhibit 19.8	List of AngloGold subsidiaries

Exhibit 19.12(a).1	Consent of Ernst & Young, independent accountants

Exhibit 19.12(a).2	Consent of Deloitte & Touche, independent accountants

Exhibit 19.12(a).3	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANGLOGOLD LIMITED

/s/ Jonathan Gourlay Best

Name: Jonathan Gourlay Best

Title: Executive Director, Finance

Date: April 4, 2003

I, Robert M Godsell, certify that:

1.                I have reviewed this annual report on Form 20-F of AngloGold Limited;

2.                Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                   b)  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c)   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                  a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.                The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                    Date: April 4, 2003

                                                                                                           By:                /s/ Robert M Godsell

                                                                                                                                Robert M Godsell

                                                                                                                                Chief Executive Officer

I, Jonathan G Best, certify that:

1.                I have reviewed this annual report on Form 20-F of AngloGold Limited;

2.                Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b)   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c)   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                  a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.                The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                   Date: April 4, 2003

                                                                                                          By:                /s/ Jonathan G Best

                                                                                                                               Jonathan G Best

                                                                                                                               Executive Director, Finance

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum and Articles of Association of AngloGold Limited as in effect April 4, 2003	Incorporated by reference to Exhibit 3.1 of AngloGold's registration statement on Form F-3 filed with the Securities and Exchange Commission on December 17, 2002.

Exhibit 19.4(c).1	AngloGold Limited Share Incentive Scheme in effect April 4, 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.

Exhibit 19.4(c).2	Service contract of Robert M Godsell

Exhibit 19.4(c).3	Service contract of Jonathan G Best

Exhibit 19.4(c).4	Service contract of David L Hodgson

Exhibit 19.4(c).5	Service contract of Kelvin H Williams

Exhibit 19.6	Statement regarding how earnings per share information was calculated	See note 7 to the consolidated financial statements

Exhibit 19.8	List of AngloGold subsidiaries

Exhibit 19.12(a).1	Consent of Ernst & Young, independent accountants

Exhibit 19.12(a).2	Consent of Deloitte & Touche, independent accountants

Exhibit 19.12(a).3	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 19.4(c).2

CONTRACT OF EMPLOYMENT

entered into between :

ANGLOGOLD LIMITED

and

ROBERT MICHAEL GODSELL

This agreement is made on 21 MAY 2002 between

(1)        AngloGold Limited, a company registered in South Africa according to the company laws of South Africa, and whose registered office is at 11 DIAGONAL STREET, JOHANNESBURG, 2001 ("hereinafter referred to as "the Company"); and

(2)        ROBERT MICHAEL GODSELL of 14 ROXBURGHE AVENUE, CRAIGHALL PARK 2196 (hereinafter referred to as "the
             Executive")

This agreement records the terms on which the Executive is employed by the Company.

1           INTERPRETATION

1.1        In this agreement (and any schedules to it):

1.1.1     "Board" means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

1.1.2     "Change of Control" shall have occurred if:

1.1.2.1  the Company becomes a subsidiary of another company (other than a member of the Group); or

1.1.2.2  all or substantially all of the business, assets and undertakings of the Company become owned by any person, firm or company (other than a member of the Group);

1.1.3      "Employment" means the employment governed by this agreement;

1.1.4      "Group" means the Company, its ultimate holding company, and any subsidiary company as defined by the Companies
               Act, 61 of 173, and the associated companies of the Company for the time being;

1.1.5      "Group Company" means a member of the Group and "Group Companies" will be interpreted accordingly;

1.1.6      "Holding Company" has the meaning given in section 1 of the Companies Act, 61 of 1973;

1.1.7      "Termination Date" means the date on which the Employment is terminated.

1.2         References to any statutory provisions include any modifications or re-enactment of those provisions.

2            TERMS OF EMPLOYMENT

2.1        Notwithstanding the date of signature hereof, employment under this agreement commenced on 1 JANUARY 2002.

2.2        Subject to clause 10 (Termination and Suspension) the employment will continue until terminated by either party giving not less than 12 calendar months' notice, in writing, to the other.

2.3        Notwithstanding the other provisions of this agreement, the employment will automatically terminate on the last day of the calendar year in which the Executive reaches the age of sixty (60).

3           DUTIES OF THE EXECUTIVE

3.1        The Executive will serve as CHIEF EXECUTIVE OFFICER and in any other executive capacity as the Board and the
              Executive may agree from time to time.

3.2        The Executive will work such hours as are reasonably necessary to perform his duties under this contract to the satisfaction of the Board.

3.3        The Executive will -

3.3.1     devote sufficient time, attention and skill to the employment to perform his duties;

3.3.2     properly perform his duties and exercise his powers;

3.3.3     accept any offices or directorships as reasonably required by the Board after consultation with the Executive;

3.3.4     comply with all rules and regulations issued by the Company;

3.3.5     obey the directions of the Board; and

3.3.6     use his best endeavors to promote the interests and reputation of every Group Company.

3.4        The Executive accepts that -

3.4.1     he will be required to perform duties for Group Companies. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement;

3.4.2     the Company may appoint any other person to act jointly with him; and

3.4.3     the Company may transfer the employment to any other Group Company.

3.5        The Executive will keep the Board fully informed of his conduct of the business, finances or affairs of any Group Company or business for which he is responsible, in a prompt and timely manner. He will provide information to the Board in writing if requested.

3.6.1     During the employment, the Executive will be required annually at the Company's expense to undergo medical examinations.

3.6.2     The timing of such examinations will be determined by notification from the Company's senior medical executive, as there are specific requirements to be met by both the Executive and the specialists who undertake the medical examination.

3.6.3     The Executive will receive due notice of when his medical should be undertaken and is asked to read the instructions carefully at that time, as the Company will not bear the costs of any examination not covered by the instruction that will be set out in the notification.

3.6.4     The results of the examination will only be disclosed to the Company's senior medical executive, with the Executive's express permission, and the Executive will make his wishes in this regard very clear to the physician.

4           INTERESTS OF THE EXECUTIVE

4.1        The Executive will disclose promptly in writing to the Board, in accordance with Group policy, all his material interests (for example, shareholdings of 1% or more of the issued share capital of any company listed on a stock exchange or directorships) and those of a commercial or business nature where any conflict could arise in relation to the Group except his interests in any Group Company which he takes on or holds at the request of the Board. The Executive will not accept any directorships or offices without the prior written consent of the Board.

4.2        During the employment, the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the
             Company or with the written consent of the Board).

4.3        The Executive will (and will procure that his wife and dependent children) comply with any applicable legislation and regulations issued by the Johannesburg Securities Exchange relating to securities transactions by directors of listed companies, and any rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

4.4        The Executive acknowledges that because of the services to be provided under this Agreement, he is likely to come into possession of unpublished price-sensitive information in relation to a listed company within the Group. The Executive agrees, for the duration of this Agreement, not to deal in the shares of the Company (including dealings in warrants and exercising options over shares) during closed periods. These periods are published by the Company Secretary's office in writing and coincide with the imminent publication of the interim and year end financial results of the Company, representing a two month period immediately preceding the date of publication of the financial results.

4.5        The Executive also agrees to comply with the provisions of the Insider Trading Act, 135 of 1998, and to refrain from dealing in shares of the Company at any time that he might be in possession (whether directly or indirectly) of any information pertinent to the affairs of the Company or any company within the Group, that is likely to have a material effect on the price or value of AngloGold's shares.

5           MOBILITY

             The Group has operations in various parts of South Africa and abroad. The Executive may be required and the Company reserves the right, after consultation with the Executive, to relocate the Executive from his current place of employment to these operations. During the employment the Executive will be required to relocate if requested to do so, unless he has reasonable grounds for refusing the request.

6           BASIC EMPLOYMENT COST ("BEC")

6.1       The Executive's BEC is THREE MILLION, THREE HUNDRED THOUSAND RAND (3 300 000) per annum, inclusive of basic pay and guaranteed November bonus. The Executive's BEC is inclusive of director's fees and any remuneration or benefits received from any Group Company. The Executive's salary will be paid monthly in arrears by bank transfer during the last working week of each month. A review will usually take place at the year end and any revised BEC, will take effect from 1 January of the next year.

6.2        Guaranteed November bonus

             The Executive will receive a guaranteed bonus, in November each year, calculated at 10% of basic pay between December of the preceding year to November of the current year.

6.3        Pension

             The Executive will continue to be a member of the AngloGold Pension Fund, subject to the Fund's rules from time to time.

6.4        Medical Aid

6.4.1    The Executive will remain a member of the AngloGold Medical Scheme, and receive benefits subject to the rules of the scheme and the contribution levels applicable from time to time.

6.4.2     The onus is on the Executive to notify the Company of any change in status relevant to the Executive's medical aid membership.

6.5        Leave

6.5.1     The Executive will be entitled to vacation leave and his entitlement will be thirty (30) working days per annum.

6.5.2     Vacation and sick leave are governed by the Company's leave regulations, as amended from time to time.

6.5.3     Without prejudice to the Company's right to terminate the employment at any time in accordance with clause 2 or clause
             10, salary payable and benefits provided to the Executive under this agreement may cease if the Board so decides after twenty-six (26) consecutive weeks of absence from work by the Executive in any period of twelve (12) months due to illness or injury.

6.5.4    If the Executive is absent from work due to sickness or injury which is caused by the fault of another person and, as a consequence, recovers from that person or another person any sum representing compensation for loss of salary under this agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence, but such repayment shall not exceed the amount he has recovered. The provision of any other benefits will be in accordance with Company policy as amended from time to time.

6.6        Deductions

             The Company will deduct from any payment due to the Executive those statutory deductions required by law, such as
             PAYE. In addition, employee specific deductions will be made for Pension Fund and other conditions of service such as
             Medical Aid and the like, as these apply.

6.7        Death and Accident Insurance

             The Executive will have the benefit of the Company's insurance policies providing employees (but not their dependants)
             with twenty-four (24) hour cover against permanent disability and death arising from accidents, whether or not these are sustained in the course of employment. Benefits payable upon death by natural causes will be governed by the rules of
             AngloGold Pension Fund.

6.8        Security Card

             The Executive has been issued with a security card that, in the interests of effective security control, should be produced on request and may not be loaned to any other individual. Upon termination of the employment, the security card must be returned to the Payroll Section.

6.9        Rules and Regulations

6.9.1    The Executive will be subject to the Group's rules and procedures now in existence, and those that may be introduced in the future and to all common law and any statutory provisions that may be applicable.

6.9.2    The Company's rules, policies and procedures on employment related matters, will change from time to time to address new circumstances. The Executive will be expected to comply with all rules, policies and procedures and to all common law and any statutory provisions that are in force.

7          EXPENSES

             The Company will or will procure the refund to the Executive of all reasonable expenses properly incurred by him in performing his duties under this agreement. This will include expenses relating to entertainment, subsistence and travelling. The Company will require the Executive to produce official receipts or other available documents as proof that he has incurred any expenses he claims.

8          CONFIDENTIALITY

8.1        Without prejudice to the common law duties which he owes to the Company, the Executive agrees that he will not, except in the proper performance of his duties, use or disclose to any person any of the Company's trade secrets or confidential information. This restriction will continue to apply after the termination of the employment without limit in time.

8.2        In the course of the employment, the Executive may obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons, including joint ventures in which the Group has an interest. He will treat such information as if it falls within the terms of clause 8.1, and clause 8.1 will apply with any necessary amendments to such information. If requested to do so by the Company, the Executive will enter into an agreement with other Group
             Companies and any other persons, including joint ventures, in the same terms as clause 8.1 with any amendments necessary to give effect to this provision.

8.3        The Executive shall not at any time during the continuance of his employment with the Company make any copy, record, notes or memoranda (whether or not recorded in writing or on computer disk or tape) relating to any matter within the scope of the Company's business, dealings or affairs otherwise than for the benefit of the Company or any Group
             Company.

8.4        The obligations contained in clause 8.1 shall cease to apply to any information or knowledge which:

8.4.1    may subsequently come into the public domain after the termination of the employment other than by way of unauthorised disclosure; or

8.4.2     the Executive is entitled to disclose under the Protected Disclosures Act, 26 of 2000, provided the Executive has first fully complied with the Company's applicable procedures relating to such external disclosures.

8.5        The Executive shall not make or communicate any statement (whether written or oral) to any representative of the press, television, radio, or other media and shall not write any article for the press or otherwise for publication on any matter connected with or relating to the business of the Company or any Group Company other than in the proper performance of his duties.

8.6        The Company may at any time during the employment require the Executive to deliver to it immediately all documents
             (including all records, notes, original documents, extracts and summaries thereof), disks and other information storing medium relating to the business or affairs of the Company or any Group Company which he obtained or made whilst an employee of the Company. This obligation shall include all copies and reproductions of the same, however made.

9           COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS

9.1        The Executive will not make copies of any computer files belonging to the Company or any Group Company or their service providers and will not introduce any of his own computer files into any computer used by the Company or any
             Group Company in breach of any Company policy, unless he has obtained the consent of the Board.

9.2        The Executive acknowledges that the Company will become the owner of the intellectual property rights in any work which is eligible for intellectual property rights and which is created by him in the course and scope of providing services in terms of his employment.

9.3        Insofar as it may be necessary, the Executive will cede and assign to the Company concerned all intellectual property rights in any work created or executed by him in the course and scope of his employment.

9.4        The Executive undertakes not to exercise any residuary rights in respect of any work created or executed by him in the course and scope of his employment.

9.5        All work created or executed by the Executive in any fields in which he performs services will, unless he establishes to the contrary, be deemed to have been created or executed by him in the course and scope of his employment.

9.6        The Executive undertakes to assist to the best of his ability with any application which the Company may see fit to make for any form of intellectual property protection, whether in the form of a foreign or South African patent or design right or otherwise, in respect of any concept, idea, process, method or technique which may be discovered by the Executive in the course of performing services in terms of his employment.

9.7        the purposes of this agreement, the term "intellectual property rights" shall include, but shall not be limited to, copyright and patent and design rights.

10        TERMINATION AND SUSPENSION

10.1     Written notice given by either party, for any reason, to terminate the Executive's employment under this agreement will also be deemed to be notice given to terminate the Executive's employment under any other contract of service or contract of employment concluded with a Group Company.

10.2     The Company may terminate the employment immediately by written notice if the Executive does not perform the duties of the employment for a period of twenty-six (26) weeks (whether or not consecutive) in any period of twelve (12) months because of sickness, injury or other incapacity. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the twenty-six (26) week period.

10.3     The Company may terminate the employment immediately by written notice if the Executive commits any serious or persistent breach of his obligations under this agreement; or is guilty of any gross misconduct or conducts himself
             (whether in connection with the employment or not) in a way which is harmful to any Group Company; or is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the employment or not; or becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or becomes disqualified from being a director of a company.

10.4     The Company may suspend the Executive from the employment on full salary at any time, for a reasonable period, to investigate any matter in which the Executive is implicated or involved, whether directly or indirectly.

10.5     During all or any part of a period of notice whether given by the Company or the Executive or during any period of suspension, the Company may, in its absolute discretion, require the Executive either not to attend at his place of work, and/or not undertake any work. During such period, the following conditions shall apply:

(a)        the Executive shall continue to be entitled to receive his contractual remuneration and other benefits;

(b)        the Executive's duties of fidelity, mutual trust and confidence, confidentiality and obligations under this agreement shall continue to apply;

(c)        the Executive shall not undertake any other work or other business activities, except with the prior consent of the Company;

(d)        the Executive shall remain available or be contactable during normal business hours to provide such assistance to the
             Company as it shall reasonably require from time to time.

10.6     When the employment terminates, the Company may deduct from any monies due to the Executive (including remuneration) any amount that he owes to the Company or any Group Company arising out of his employment with the
             Group.

11        CHANGE OF CONTROL

11.1     Subject to clause 11.4 below, if there is a Change of Control and the Executive's employment is terminated by the
             Company within twelve (12) months of that Change of Control (other than pursuant to clause 10.3) or the Executive resigns in circumstances contemplated by section 186(e) of the Labour Relations Act, 66 of 1995, the Company shall within one
             (1) month of the termination or resignation, pay the Executive a sum equal to -

(i)         payment of salary and benefits in lieu of his notice period;

(ii)        24 months' gross salary (less such tax and national insurance contributions as the Company is obliged to deduct from such sum); and

(iii)        the value of any pension contributions that would have been made to the Executive by the Company in the six (6) months following the Termination Date.

11.2     Upon a Change of Control the Executive's entitlements under the Executive Share Option Scheme, Deferred Bonus Plan or any similar plan or scheme shall be as detailed in the Rules of the relevant plan or scheme.

11.3     The expressions "the Executive's employment is terminated by the Company" and "the Executive resigns in circumstances contemplated by section 186(e) of the Labour Relations Act, 66 of 1995" do not include termination by operation of law
             (including frustration) or by mutual consent.

11.4     The Executive's entitlement to any benefit or payment under this clause 11 is conditional upon -

11.4.1   the Executive entering into such agreement or agreements under seal as the Company may reasonably require
             (including a compromise agreement) whereby the Executive -

11.4.1.1 accepts such benefit and/or payment in full and final settlement of all claims the Executive would have against the
               Company and each member of the Group arising out of the termination of this Agreement including unfair dismissal, statutory redundancy payment and non-payment of bonus and validly waives all such claims against the Company and the Group Companies; and

11.4.1.2 under to remain bound by the provisions contained in clauses 11 and 13 notwithstanding the termination of this agreement; and

11.4.2   resigning with immediate effect and without claim for compensation from all employments, secretaryships, trusteeships, directorships or other offices held by him with all and any Group Companies.

12        RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT

12.1     The Executive agrees with the Company that during the period of six (6) months commencing on the Termination Date he will not (either on his own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Company or any other Group Company any person who was a senior employee, director or officer of such a company at any time during his last twelve (12) months of service with the Company and with whom he had worked closely at any time during that period.

12.2     Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

12.3     Any benefit given or deemed to be given by the Executive to any Group Company under the terms of clause 12.1 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into similar restrictive covenants directly with other Group Companies if asked to do so by the Company.

12.4     The Executive acknowledges and agrees that he shall be obliged to draw the provisions of this agreement to the attention of any third party who may at any time before or after the termination of the employment offer to engage the Executive in any capacity and for whom or with whom the Executive intends to work during the relevant period.

13        RETURN OF COMPANY PROPERTY

13.1     At any time during the employment (at the request of the Company) or when the employment terminates, the Executive will immediately return to the Company:

13.1.1  all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information; and

13.1.2  all other property belonging or relating to any of the Group Companies which is in the possession or under the control of the Executive.

14        DIRECTORSHIPS

14.1     The Executive's office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the
             Articles of Association of the relevant company, the Articles of Association will prevail.

14.2     The Executive must resign from any office held in any Group Company if he is asked to do so by the Company.

14.3     If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 14.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement the
             Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 14.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 14.3, a certificate in writing
             (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

14.4     The termination of any directorship of any Group Company or other office held by the Executive will not terminate the
             Executive's employment or amount to a breach of terms of this agreement by the Company.

14.5     During the employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

14.6     The Executive must not resign his office as a director of any Group Company without the agreement of the Board, whose agreement shall not be unreasonably withheld.

15        OFFERS ON LIQUIDATION

15.1     The Executive will have no claim against the Company if the employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company; and

15.1.1  the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation; and

15.1.2  the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

16        NOTICES

16.1     Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

16.2     Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

17        STATUTORY PARTICULARS

             This agreement and the attached schedule contain the written particulars of employment which the Executive is entitled to receive under the provisions of section 29 of the Basic Conditions of Employment Act, 75 of 1997.

18        MISCELLANEOUS

18.1     This agreement may only be modified by the written agreement of the parties.

18.2     The Executive cannot assign this agreement to anyone else.

18.3     References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement, are references to the versions or forms of the relevant documents as amended or updated from time to time.

18.4     This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt within it. It contains the whole agreement between the parties relating to the employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The
             Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it.

18.5     Neither party's rights or powers under this agreement will be affected if:

18.5.1  one party delays in enforcing any provisions of this agreement; or

18.5.2  one party grants time to the other party.

18.6     If either party agrees to waive his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party's agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

18.7     The various provisions and sub-provisions of this agreement are severable and if any provision or sub-provision is held to be unenforceable by any court or competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining provisions or sub-provisions in this agreement.

18.8     This agreement is governed by and will be interpreted in accordance with the laws of South Africa. Each of the parties submit to the exclusive jurisdiction of the South African Courts as regards any claim or matter arising under this agreement.

SIGNED at JOHANNESBURG on this the 10TH day of MAY 2002

in the presence of the undersigned witnesses :

AS WITNESSES:                                                                     Signed by: R P EDEY

                                                                                                    For and on behalf of the COMPANY

Signed by: N W UNWIN

Signed by: Ms C P ROSSOUW

SIGNED at JOHANNESBURG on this the 21ST day of MAY 2002

in the presence of the undersigned witnesses :

AS WITNESSES:                                                                     Signed by: R M GODSELL

                                                                                                    ROBERT MICHAEL GODSELL

Signed by: N W UNWIN

Signed by: Ms C P ROSSOUW

EXHIBIT 19.4(c).3

CONTRACT OF EMPLOYMENT

entered into between :

ANGLOGOLD LIMITED

and

JONATHAN GOURLAY BEST

This agreement is made on 21 MAY 2002 between

(1)        AngloGold Limited, a company registered in South Africa according to the company laws of South Africa, and whose registered office is at 11 DIAGONAL STREET, JOHANNESBURG 2001 ("hereinafter referred to as "the Company"); and

(2)        JONATHAN GOURLAY BEST of 8 SOETDORING WAY, FOURWAY GARDENS 2055, (hereinafter referred to as "the
             Executive")

This agreement records the terms on which the Executive is employed by the Company.

1           INTERPRETATION

1.1        In this agreement (and any schedules to it):

1.1.1     "Board" means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

1.1.2     "Change of Control" shall have occurred if:

1.1.2.1 the Company becomes a subsidiary of another company (other than a member of the Group); or

1.1.2.2 all or substantially all of the business, assets and undertakings of the Company become owned by any person, firm or company (other than a member of the Group);

1.1.3     "Employment" means the employment governed by this agreement;

1.1.4     "Group" means the Company, its ultimate holding company, and any subsidiary company as defined by the Companies
              Act, 61 of 173, and the associated companies of the Company for the time being;

1.1.5     "Group Company" means a member of the Group and "Group Companies" will be interpreted accordingly;

1.1.6     "Holding Company" has the meaning given in section 1 of the Companies Act, 61 of 1973;

1.1.7     "Termination Date" means the date on which the Employment is terminated.

1.2        References to any statutory provisions include any modifications or re-enactment of those provisions.

2          TERMS OF EMPLOYMENT

2.1       Notwithstanding the date of signature hereof, employment under this agreement commenced on 1 JANUARY 2002.

2.2       Subject to clause 10 (Termination and Suspension) the employment will continue until terminated by either party giving not less than 6 calendar months' notice, in writing, to the other.

2.3       Notwithstanding the other provisions of this agreement, the employment will automatically terminate on the last day of the calendar year in which the Executive reaches the age of sixty (60).

3          DUTIES OF THE EXECUTIVE

3.1       The Executive will serve as EXECUTIVE DIRECTOR: FINANCE and in any other executive capacity as the Board and the
             Executive may agree from time to time.

3.2       The Executive will work such hours as are reasonably necessary to perform his duties under this contract to the satisfaction of the Board.

3.3       The Executive will -

3.3.1    devote sufficient time, attention and skill to the employment to perform his duties;

3.3.2    properly perform his duties and exercise his powers;

3.3.3    accept any offices or directorships as reasonably required by the Board after consultation with the Executive;

3.3.4    comply with all rules and regulations issued by the Company;

3.3.5    obey the directions of the Board; and

3.3.6    use his best endeavors to promote the interests and reputation of every Group Company.

3.4       The Executive accepts that -

3.4.1    he will be required to perform duties for Group Companies. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement;

3.4.2    the Company may appoint any other person to act jointly with him; and

3.4.3    the Company may transfer the employment to any other Group Company.

3.5        The Executive will keep the Board fully informed of his conduct of the business, finances or affairs of any Group Company or business for which he is responsible, in a prompt and timely manner. He will provide information to the Board in writing if requested.

3.6.1    During the employment, the Executive will be required annually at the Company's expense to undergo medical examinations.

3.6.2    The timing of such examinations will be determined by notification from the Company's senior medical executive, as there are specific requirements to be met by both the Executive and the specialists who undertake the medical examination.

3.6.3    The Executive will receive due notice of when his medical should be undertaken and is asked to read the instructions carefully at that time, as the Company will not bear the costs of any examination not covered by the instruction that will be set out in the notification.

3.6.4    The results of the examination will only be disclosed to the Company's senior medical executive, with the Executive's express permission, and the Executive will make his wishes in this regard very clear to the physician.

4          INTERESTS OF THE EXECUTIVE

4.1       The Executive will disclose promptly in writing to the Board, in accordance with Group policy, all his material interests (for example, shareholdings of 1% or more of the issued share capital of any company listed on a stock exchange or directorships) and those of a commercial or business nature where any conflict could arise in relation to the Group except his interests in any Group Company which he takes on or holds at the request of the Board. The Executive will not accept any directorships or offices without the prior written consent of the Board.

4.2       During the employment, the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the
             Company or with the written consent of the Board).

4.3       The Executive will (and will procure that his wife and dependent children) comply with any applicable legislation and regulations issued by the Johannesburg Securities Exchange relating to securities transactions by directors of listed companies, and any rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

4.4       The Executive acknowledges that because of the services to be provided under this Agreement, he is likely to come into possession of unpublished price-sensitive information in relation to a listed company within the Group. The Executive agrees, for the duration of this Agreement, not to deal in the shares of the Company (including dealings in warrants and exercising options over shares) during closed periods. These periods are published by the Company Secretary's office in writing and coincide with the imminent publication of the interim and year end financial results of the Company, representing a two month period immediately preceding the date of publication of the financial results.

4.5       The Executive also agrees to comply with the provisions of the Insider Trading Act, 135 of 1998, and to refrain from dealing in shares of the Company at any time that he might be in possession (whether directly or indirectly) of any information pertinent to the affairs of the Company or any company within the Group, that is likely to have a material effect on the price or value of AngloGold's shares.

5          MOBILITY

             The Group has operations in various parts of South Africa and abroad. The Executive may be required and the Company reserves the right, after consultation with the Executive, to relocate the Executive from his current place of employment to these operations. During the employment the Executive will be required to relocate if requested to do so, unless he has reasonable grounds for refusing the request.

6           BASIC EMPLOYMENT COST ("BEC")

6.1       The Executive's BEC is ONE MILLION, NINE HUNDRED AND EIGHTY THOUSAND RAND (1 980 000) per annum, inclusive of basic pay and guaranteed November bonus. The Executive's BEC is inclusive of director's fees and any remuneration or benefits received from any Group Company. The Executive's salary will be paid monthly in arrears by bank transfer during the last working week of each month. A review will usually take place at the year end and any revised BEC, will take effect from 1 January of the next year.

6.2       Guaranteed November bonus

             The Executive will receive a guaranteed bonus, in November each year, calculated at 10% of basic pay between December of the preceding year to November of the current year.

6.3       Pension

             The Executive will continue to be a member of the AngloGold Pension Fund, subject to the Fund's rules from time to time.

6.4       Medical Aid

6.4.1    The Executive will remain a member of the AngloGold Medical Scheme, and receive benefits subject to the rules of the scheme and the contribution levels applicable from time to time.

6.4.2    The onus is on the Executive to notify the Company of any change in status relevant to the Executive's medical aid membership.

6.5        Leave

6.5.1    The Executive will be entitled to vacation leave and his entitlement will be thirty (30) working days per annum.

6.5.2    Vacation and sick leave are governed by the Company's leave regulations, as amended from time to time.

6.5.3    Without prejudice to the Company's right to terminate the employment at any time in accordance with clause 2 or clause
             10, salary payable and benefits provided to the Executive under this agreement may cease if the Board so decides after twenty-six (26) consecutive weeks of absence from work by the Executive in any period of twelve (12) months due to illness or injury.

6.5.4    If the Executive is absent from work due to sickness or injury which is caused by the fault of another person and, as a consequence, recovers from that person or another person any sum representing compensation for loss of salary under this agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence, but such repayment shall not exceed the amount he has recovered. The provision of any other benefits will be in accordance with Company policy as amended from time to time.

6.6       Deductions

             The Company will deduct from any payment due to the Executive those statutory deductions required by law, such as
             PAYE. In addition, employee specific deductions will be made for Pension Fund and other conditions of service such as
             Medical Aid and the like, as these apply.

6.7       Death and Accident Insurance

             The Executive will have the benefit of the Company's insurance policies providing employees (but not their dependants)
             with twenty-four (24) hour cover against permanent disability and death arising from accidents, whether or not these are sustained in the course of employment. Benefits payable upon death by natural causes will be governed by the rules of
             AngloGold Pension Fund.

6.8       Security Card

             The Executive has been issued with a security card that, in the interests of effective security control, should be produced on request and may not be loaned to any other individual. Upon termination of the employment, the security card must be returned to the Payroll Section.

6.9       Rules and Regulations

6.9.1    The Executive will be subject to the Group's rules and procedures now in existence, and those that may be introduced in the future and to all common law and any statutory provisions that may be applicable.

6.9.2    The Company's rules, policies and procedures on employment related matters, will change from time to time to address new circumstances. The Executive will be expected to comply with all rules, policies and procedures and to all common law and any statutory provisions that are in force.

7           EXPENSES

             The Company will or will procure the refund to the Executive of all reasonable expenses properly incurred by him in performing his duties under this agreement. This will include expenses relating to entertainment, subsistence and travelling. The Company will require the Executive to produce official receipts or other available documents as proof that he has incurred any expenses he claims.

8          CONFIDENTIALITY

8.1       Without prejudice to the common law duties which he owes to the Company, the Executive agrees that he will not, except in the proper performance of his duties, use or disclose to any person any of the Company's trade secrets or confidential information. This restriction will continue to apply after the termination of the employment without limit in time.

8.2        In the course of the employment, the Executive may obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons, including joint ventures in which the Group has an interest. He will treat such information as if it falls within the terms of clause 8.1, and clause 8.1 will apply with any necessary amendments to such information. If requested to do so by the Company, the Executive will enter into an agreement with other Group
             Companies and any other persons, including joint ventures, in the same terms as clause 8.1 with any amendments necessary to give effect to this provision.

8.3       The Executive shall not at any time during the continuance of his employment with the Company make any copy, record, notes or memoranda (whether or not recorded in writing or on computer disk or tape) relating to any matter within the scope of the Company's business, dealings or affairs otherwise than for the benefit of the Company or any Group
             Company.

8.4        The obligations contained in clause 8.1 shall cease to apply to any information or knowledge which:

8.4.1    may subsequently come into the public domain after the termination of the employment other than by way of unauthorised disclosure; or

8.4.2    the Executive is entitled to disclose under the Protected Disclosures Act, 26 of 2000, provided the Executive has first fully complied with the Company's applicable procedures relating to such external disclosures.

8.5       The Executive shall not make or communicate any statement (whether written or oral) to any representative of the press, television, radio, or other media and shall not write any article for the press or otherwise for publication on any matter connected with or relating to the business of the Company or any Group Company other than in the proper performance of his duties.

8.6       The Company may at any time during the employment require the Executive to deliver to it immediately all documents
             (including all records, notes, original documents, extracts and summaries thereof), disks and other information storing medium relating to the business or affairs of the Company or any Group Company which he obtained or made whilst an employee of the Company. This obligation shall include all copies and reproductions of the same, however made.

9          COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS

9.1       The Executive will not make copies of any computer files belonging to the Company or any Group Company or their service providers and will not introduce any of his own computer files into any computer used by the Company or any Group
             Company in breach of any Company policy, unless he has obtained the consent of the Board.

9.2       The Executive acknowledges that the Company will become the owner of the intellectual property rights in any work which is eligible for intellectual property rights and which is created by him in the course and scope of providing services in terms of his employment.

9.3        Insofar as it may be necessary, the Executive will cede and assign to the Company concerned all intellectual property rights in any work created or executed by him in the course and scope of his employment.

9.4        The Executive undertakes not to exercise any residuary rights in respect of any work created or executed by him in the course and scope of his employment.

9.5        All work created or executed by the Executive in any fields in which he performs services will, unless he establishes to the contrary, be deemed to have been created or executed by him in the course and scope of his employment.

9.6        The Executive undertakes to assist to the best of his ability with any application which the Company may see fit to make for any form of intellectual property protection, whether in the form of a foreign or South African patent or design right or otherwise, in respect of any concept, idea, process, method or technique which may be discovered by the Executive in the course of performing services in terms of his employment.

9.7       For the purposes of this agreement, the term "intellectual property rights" shall include, but shall not be limited to, copyright and patent and design rights.

10        TERMINATION AND SUSPENSION

10.1     Written notice given by either party, for any reason, to terminate the Executive's employment under this agreement will also be deemed to be notice given to terminate the Executive's employment under any other contract of service or contract of employment concluded with a Group Company.

10.2     The Company may terminate the employment immediately by written notice if the Executive does not perform the duties of the employment for a period of twenty-six (26) weeks (whether or not consecutive) in any period of twelve (12) months because of sickness, injury or other incapacity. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the twenty-six (26) week period.

10.3     The Company may terminate the employment immediately by written notice if the Executive commits any serious or persistent breach of his obligations under this agreement; or is guilty of any gross misconduct or conducts himself
             (whether in connection with the employment or not) in a way which is harmful to any Group Company; or is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the employment or not; or becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or becomes disqualified from being a director of a company.

10.4     The Company may suspend the Executive from the employment on full salary at any time, for a reasonable period, to investigate any matter in which the Executive is implicated or involved, whether directly or indirectly.

10.5     During all or any part of a period of notice whether given by the Company or the Executive or during any period of suspension, the Company may, in its absolute discretion, require the Executive either not to attend at his place of work, and/or not undertake any work. During such period, the following conditions shall apply:

(a)        the Executive shall continue to be entitled to receive his contractual remuneration and other benefits;

(b)        the Executive's duties of fidelity, mutual trust and confidence, confidentiality and obligations under this agreement shall continue to apply;

(c)        the Executive shall not undertake any other work or other business activities, except with the prior consent of the Company;

(d)        the Executive shall remain available or be contactable during normal business hours to provide such assistance to the
             Company as it shall reasonably require from time to time.

10.6     When the employment terminates, the Company may deduct from any monies due to the Executive (including remuneration) any amount that he owes to the Company or any Group Company arising out of his employment with the
             Group.

11        CHANGE OF CONTROL

11.1     Subject to clause 11.4 below, if there is a Change of Control and the Executive's employment is terminated by the
             Company within twelve (12) months of that Change of Control (other than pursuant to clause 10.3) or the Executive resigns in circumstances contemplated by section 186(e) of the Labour Relations Act, 66 of 1995, the Company shall within one
             (1) month of the termination or resignation, pay the Executive a sum equal to -

(i)         payment of salary and benefits in lieu of his notice period;

(ii)        12 months' gross salary (less such tax and national insurance contributions as the Company is obliged to deduct from such sum); and

(iii)       the value of any pension contributions that would have been made to the Executive by the Company in the six (6) months following the Termination Date.

11.2     Upon a Change of Control the Executive's entitlements under the Executive Share Option Scheme, Deferred Bonus Plan or any similar plan or scheme shall be as detailed in the Rules of the relevant plan or scheme.

11.3     The expressions "the Executive's employment is terminated by the Company" and "the Executive resigns in circumstances contemplated by section 186(e) of the Labour Relations Act, 66 of 1995" do not include termination by operation of law (including frustration) or by mutual consent.

11.4     The Executive's entitlement to any benefit or payment under this clause 11 is conditional upon -

11.4.1  the Executive entering into such agreement or agreements under seal as the Company may reasonably require
             (including a compromise agreement) whereby the Executive -

11.4.1.1 accepts such benefit and/or payment in full and final settlement of all claims the Executive would have against the

               Company and each member of the Group arising out of the termination of this Agreement including unfair dismissal, statutory redundancy payment and non-payment of bonus and validly waives all such claims against the Company and the Group Companies; and

11.4.1.2 under to remain bound by the provisions contained in clauses 11 and 13 notwithstanding the termination of this agreement; and

11.4.2  resigning with immediate effect and without claim for compensation from all employments, secretaryships, trusteeships, directorships or other offices held by him with all and any Group Companies.

12        RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT

12.1     The Executive agrees with the Company that during the period of six (6) months commencing on the Termination Date he will not (either on his own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Company or any other Group Company any person who was a senior employee, director or officer of such a company at any time during his last twelve (12) months of service with the Company and with whom he had worked closely at any time during that period.

12.2     Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

12.3     Any benefit given or deemed to be given by the Executive to any Group Company under the terms of clause 12.1 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into similar restrictive covenants directly with other Group Companies if asked to do so by the Company.

12.4     The Executive acknowledges and agrees that he shall be obliged to draw the provisions of this agreement to the attention of any third party who may at any time before or after the termination of the employment offer to engage the
             Executive in any capacity and for whom or with whom the Executive intends to work during the relevant period.

13        RETURN OF COMPANY PROPERTY

13.1     At any time during the employment (at the request of the Company) or when the employment terminates, the Executive will immediately return to the Company:

13.1.1  all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information; and

13.1.2  all other property belonging or relating to any of the Group Companies which is in the possession or under the control of the Executive.

14         DIRECTORSHIPS

14.1     The Executive's office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association of the relevant company, the Articles of Association will prevail.

14.2     The Executive must resign from any office held in any Group Company if he is asked to do so by the Company.

14.3     If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 14.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement the
             Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 14.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 14.3, a certificate in writing
             (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

14.4     The termination of any directorship of any Group Company or other office held by the Executive will not terminate the
             Executive's employment or amount to a breach of terms of this agreement by the Company.

14.5     During the employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

14.6     The Executive must not resign his office as a director of any Group Company without the agreement of the Board, whose agreement shall not be unreasonably withheld.

15        OFFERS ON LIQUIDATION

15.1     The Executive will have no claim against the Company if the employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company; and

15.1.1  the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation; and

15.1.2  the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

16        NOTICES

16.1     Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

16.2     Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

17        STATUTORY PARTICULARS

             This agreement and the attached schedule contain the written particulars of employment which the Executive is entitled to receive under the provisions of section 29 of the Basic Conditions of Employment Act, 75 of 1997.

18        MISCELLANEOUS

18.1     This agreement may only be modified by the written agreement of the parties.

18.2     The Executive cannot assign this agreement to anyone else.

18.3     References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement, are references to the versions or forms of the relevant documents as amended or updated from time to time.

18.4     This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt within it. It contains the whole agreement between the parties relating to the employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The
             Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it.

18.5     Neither party's rights or powers under this agreement will be affected if:

18.5.1  one party delays in enforcing any provisions of this agreement; or

18.5.2  one party grants time to the other party.

18.6     If either party agrees to waive his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party's agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

18.7     The various provisions and sub-provisions of this agreement are severable and if any provision or sub-provision is held to be unenforceable by any court or competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining provisions or sub-provisions in this agreement.

18.8     This agreement is governed by and will be interpreted in accordance with the laws of South Africa. Each of the parties submit to the exclusive jurisdiction of the South African Courts as regards any claim or matter arising under this agreement.

SIGNED at JOHANNESBURG on this the 10TH day of MAY 2002

in the presence of the undersigned witnesses :

AS WITNESSES:                                                                       Signed by: R P EDEY

                                                                                                      For and on behalf of the COMPANY

Signed by: N W UNWIN

Signed by: Ms C P ROSSOUW

SIGNED at JOHANNESBURG on this the 21ST day of MAY 2002

in the presence of the undersigned witnesses :

AS WITNESSES:                                                                       Signed by: J G BEST

                                                                                                      J G BEST

Signed by: N W UNWIN

Signed by: Ms C P ROSSOUW

EXHIBIT 19.4(c).4

CONTRACT OF EMPLOYMENT

entered into between :

ANGLOGOLD LIMITED

and

DAVID LANCASTER HODGSON

This agreement is made on 21 May 2002 between

(1)        AngloGold Limited, a company registered in South Africa according to the company laws of South Africa, and whose registered office is at 11 DIAGONAL STREET, JOHANNESBURG 2001 ("hereinafter referred to as "the Company"); and

(2)        DAVID LANCASTER HODGSON of 11 VINCENT AVENUE, DUXBERRY 2149 (hereinafter referred to as "the Executive")

This agreement records the terms on which the Executive is employed by the Company.

1           INTERPRETATION

1.1        In this agreement (and any schedules to it):

1.1.1     "Board" means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

1.1.2     "Change of Control" shall have occurred if:

1.1.2.1  the Company becomes a subsidiary of another company (other than a member of the Group); or

1.1.2.2  all or substantially all of the business, assets and undertakings of the Company become owned by any person, firm or company (other than a member of the Group);

1.1.3      "Employment" means the employment governed by this agreement;

1.1.4      "Group" means the Company, its ultimate holding company, and any subsidiary company as defined by the Companies
               Act, 61 of 173, and the associated companies of the Company for the time being;

1.1.5      "Group Company" means a member of the Group and "Group Companies" will be interpreted accordingly;

1.1.6      "Holding Company" has the meaning given in section 1 of the Companies Act, 61 of 1973;

1.1.7     "Termination Date" means the date on which the Employment is terminated.

1.2        References to any statutory provisions include any modifications or re-enactment of those provisions.

2          TERMS OF EMPLOYMENT

2.1       Notwithstanding the date of signature hereof, employment under this agreement commenced on 1 JANUARY 2002.

2.2       Subject to clause 10 (Termination and Suspension) the employment will continue until terminated by either party giving not less than 6 calendar months' notice, in writing, to the other.

2.3        Notwithstanding the other provisions of this agreement, the employment will automatically terminate on the last day of the calendar year in which the Executive reaches the age of sixty (60).

3           DUTIES OF THE EXECUTIVE

3.1       The Executive will serve as CHIEF OPERATING OFFICER and in any other executive capacity as the Board and the
             Executive may agree from time to time.

3.2       The Executive will work such hours as are reasonably necessary to perform his duties under this contract to the satisfaction of the Board.

3.3       The Executive will -

3.3.1    devote sufficient time, attention and skill to the employment to perform his duties;

3.3.2    properly perform his duties and exercise his powers;

3.3.3    accept any offices or directorships as reasonably required by the Board after consultation with the Executive;

3.3.4    comply with all rules and regulations issued by the Company;

3.3.5    obey the directions of the Board; and

3.3.6    use his best endeavors to promote the interests and reputation of every Group Company.

3.4       The Executive accepts that -

3.4.1    he will be required to perform duties for Group Companies. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement;

3.4.2    the Company may appoint any other person to act jointly with him; and

3.4.3    the Company may transfer the employment to any other Group Company.

3.5       The Executive will keep the Board fully informed of his conduct of the business, finances or affairs of any Group Company or business for which he is responsible, in a prompt and timely manner. He will provide information to the Board in writing if requested.

3.6.1    During the employment, the Executive will be required annually at the Company's expense to undergo medical examinations.

3.6.2    The timing of such examinations will be determined by notification from the Company's senior medical executive, as there are specific requirements to be met by both the Executive and the specialists who undertake the medical examination.

3.6.3    The Executive will receive due notice of when his medical should be undertaken and is asked to read the instructions carefully at that time, as the Company will not bear the costs of any examination not covered by the instruction that will be set out in the notification.

3.6.4    The results of the examination will only be disclosed to the Company's senior medical executive, with the Executive's express permission, and the Executive will make his wishes in this regard very clear to the physician.

4           INTERESTS OF THE EXECUTIVE

4.1       The Executive will disclose promptly in writing to the Board, in accordance with Group policy, all his material interests (for example, shareholdings of 1% or more of the issued share capital of any company listed on a stock exchange or directorships) and those of a commercial or business nature where any conflict could arise in relation to the Group except his interests in any Group Company which he takes on or holds at the request of the Board. The Executive will not accept any directorships or offices without the prior written consent of the Board.

4.2       During the employment, the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the
             Company or with the written consent of the Board).

4.3       The Executive will (and will procure that his wife and dependent children) comply with any applicable legislation and regulations issued by the Johannesburg Securities Exchange relating to securities transactions by directors of listed companies, and any rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

4.4       The Executive acknowledges that because of the services to be provided under this Agreement, he is likely to come into possession of unpublished price-sensitive information in relation to a listed company within the Group. The Executive agrees, for the duration of this Agreement, not to deal in the shares of the Company (including dealings in warrants and exercising options over shares) during closed periods. These periods are published by the Company Secretary's office in writing and coincide with the imminent publication of the interim and year end financial results of the Company, representing a two month period immediately preceding the date of publication of the financial results.

4.5       The Executive also agrees to comply with the provisions of the Insider Trading Act, 135 of 1998, and to refrain from dealing in shares of the Company at any time that he might be in possession (whether directly or indirectly) of any information pertinent to the affairs of the Company or any company within the Group, that is likely to have a material effect on the price or value of AngloGold's shares.

5          MOBILITY

             The Group has operations in various parts of South Africa and abroad. The Executive may be required and the Company reserves the right, after consultation with the Executive, to relocate the Executive from his current place of employment to these operations. During the employment the Executive will be required to relocate if requested to do so, unless he has reasonable grounds for refusing the request.

6           BASIC EMPLOYMENT COST ("BEC")

6.1       The Executive's BEC is ONE MILLION, NINE HUNDRED AND EIGHTY THOUSAND RAND (1 980 000) per annum, inclusive of basic pay and guaranteed November bonus. The Executive's BEC is inclusive of director's fees and any remuneration or benefits received from any Group Company. The Executive's salary will be paid monthly in arrears by bank transfer during the last working week of each month. A review will usually take place at the year end and any revised BEC, will take effect from 1 January of the next year.

6.2       Guaranteed November bonus

             The Executive will receive a guaranteed bonus, in November each year, calculated at 10% of basic pay between December of the preceding year to November of the current year.

6.3       Pension

             The Executive will continue to be a member of the AngloGold Pension Fund, subject to the Fund's rules from time to time.

6.4       Medical Aid

6.4.1    The Executive will remain a member of the AngloGold Medical Scheme, and receive benefits subject to the rules of the scheme and the contribution levels applicable from time to time.

6.4.2    The onus is on the Executive to notify the Company of any change in status relevant to the Executive's medical aid membership.

6.5       Leave

6.5.1    The Executive will be entitled to vacation leave and his entitlement will be thirty (30) working days per annum.

6.5.2    Vacation and sick leave are governed by the Company's leave regulations, as amended from time to time.

6.5.3    Without prejudice to the Company's right to terminate the employment at any time in accordance with clause 2 or clause
             10, salary payable and benefits provided to the Executive under this agreement may cease if the Board so decides after twenty-six (26) consecutive weeks of absence from work by the Executive in any period of twelve (12) months due to illness or injury.

6.5.4    If the Executive is absent from work due to sickness or injury which is caused by the fault of another person and, as a consequence, recovers from that person or another person any sum representing compensation for loss of salary under this agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence, but such repayment shall not exceed the amount he has recovered. The provision of any other benefits will be in accordance with Company policy as amended from time to time.

6.6       Deductions

             The Company will deduct from any payment due to the Executive those statutory deductions required by law, such as
             PAYE. In addition, employee specific deductions will be made for Pension Fund and other conditions of service such as
             Medical Aid and the like, as these apply.

6.7       Death and Accident Insurance

             The Executive will have the benefit of the Company's insurance policies providing employees (but not their dependants)
             with twenty-four (24) hour cover against permanent disability and death arising from accidents, whether or not these are sustained in the course of employment. Benefits payable upon death by natural causes will be governed by the rules of
             AngloGold Pension Fund.

6.8       Security Card

             The Executive has been issued with a security card that, in the interests of effective security control, should be produced on request and may not be loaned to any other individual. Upon termination of the employment, the security card must be returned to the Payroll Section.

6.9       Rules and Regulations

6.9.1    The Executive will be subject to the Group's rules and procedures now in existence, and those that may be introduced in the future and to all common law and any statutory provisions that may be applicable.

6.9.2    The Company's rules, policies and procedures on employment related matters, will change from time to time to address new circumstances. The Executive will be expected to comply with all rules, policies and procedures and to all common law and any statutory provisions that are in force.

7           EXPENSES

             The Company will or will procure the refund to the Executive of all reasonable expenses properly incurred by him in performing his duties under this agreement. This will include expenses relating to entertainment, subsistence and travelling. The Company will require the Executive to produce official receipts or other available documents as proof that he has incurred any expenses he claims.

8           CONFIDENTIALITY

8.1        Without prejudice to the common law duties which he owes to the Company, the Executive agrees that he will not, except in the proper performance of his duties, use or disclose to any person any of the Company's trade secrets or confidential information. This restriction will continue to apply after the termination of the employment without limit in time.

8.2       In the course of the employment, the Executive may obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons, including joint ventures in which the Group has an interest. He will treat such information as if it falls within the terms of clause 8.1, and clause 8.1 will apply with any necessary amendments to such information. If requested to do so by the Company, the Executive will enter into an agreement with other Group
             Companies and any other persons, including joint ventures, in the same terms as clause 8.1 with any amendments necessary to give effect to this provision.

8.3       The Executive shall not at any time during the continuance of his employment with the Company make any copy, record, notes or memoranda (whether or not recorded in writing or on computer disk or tape) relating to any matter within the scope of the Company's business, dealings or affairs otherwise than for the benefit of the Company or any Group
             Company.

8.4       The obligations contained in clause 8.1 shall cease to apply to any information or knowledge which:

8.4.1    may subsequently come into the public domain after the termination of the employment other than by way of unauthorised disclosure; or

8.4.2    the Executive is entitled to disclose under the Protected Disclosures Act, 26 of 2000, provided the Executive has first fully complied with the Company's applicable procedures relating to such external disclosures.

8.5       The Executive shall not make or communicate any statement (whether written or oral) to any representative of the press, television, radio, or other media and shall not write any article for the press or otherwise for publication on any matter connected with or relating to the business of the Company or any Group Company other than in the proper performance of his duties.

8.6       The Company may at any time during the employment require the Executive to deliver to it immediately all documents
             (including all records, notes, original documents, extracts and summaries thereof), disks and other information storing medium relating to the business or affairs of the Company or any Group Company which he obtained or made whilst an employee of the Company. This obligation shall include all copies and reproductions of the same, however made.

9          COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS

9.1       The Executive will not make copies of any computer files belonging to the Company or any Group Company or their service providers and will not introduce any of his own computer files into any computer used by the Company or any
             Group Company in breach of any Company policy, unless he has obtained the consent of the Board.

9.2       The Executive acknowledges that the Company will become the owner of the intellectual property rights in any work which is eligible for intellectual property rights and which is created by him in the course and scope of providing services in terms of his employment.

9.3       Insofar as it may be necessary, the Executive will cede and assign to the Company concerned all intellectual property rights in any work created or executed by him in the course and scope of his employment.

9.4       The Executive undertakes not to exercise any residuary rights in respect of any work created or executed by him in the course and scope of his employment.

9.5       All work created or executed by the Executive in any fields in which he performs services will, unless he establishes to the contrary, be deemed to have been created or executed by him in the course and scope of his employment.

9.6       The Executive undertakes to assist to the best of his ability with any application which the Company may see fit to make for any form of intellectual property protection, whether in the form of a foreign or South African patent or design right or otherwise, in respect of any concept, idea, process, method or technique which may be discovered by the Executive in the course of performing services in terms of his employment.

9.7       For the purposes of this agreement, the term "intellectual property rights" shall include, but shall not be limited to, copyright and patent and design rights.

10        TERMINATION AND SUSPENSION

10.1     Written notice given by either party, for any reason, to terminate the Executive's employment under this agreement will also be deemed to be notice given to terminate the Executive's employment under any other contract of service or contract of employment concluded with a Group Company.

10.2     The Company may terminate the employment immediately by written notice if the Executive does not perform the duties of the employment for a period of twenty-six (26) weeks (whether or not consecutive) in any period of twelve (12) months because of sickness, injury or other incapacity. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the twenty-six (26) week period.

10.3     The Company may terminate the employment immediately by written notice if the Executive commits any serious or persistent breach of his obligations under this agreement; or is guilty of any gross misconduct or conducts himself
             (whether in connection with the employment or not) in a way which is harmful to any Group Company; or is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the employment or not; or becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or becomes disqualified from being a director of a company.

10.4     The Company may suspend the Executive from the employment on full salary at any time, for a reasonable period, to investigate any matter in which the Executive is implicated or involved, whether directly or indirectly.

10.5     During all or any part of a period of notice whether given by the Company or the Executive or during any period of suspension, the Company may, in its absolute discretion, require the Executive either not to attend at his place of work, and/or not undertake any work. During such period, the following conditions shall apply:

(a)        the Executive shall continue to be entitled to receive his contractual remuneration and other benefits;

(b)        the Executive's duties of fidelity, mutual trust and confidence, confidentiality and obligations under this agreement shall continue to apply;

(c)        the Executive shall not undertake any other work or other business activities, except with the prior consent of the Company;

(d)        1the Executive shall remain available or be contactable during normal business hours to provide such assistance to the
             Company as it shall reasonably require from time to time.

10.6     When the employment terminates, the Company may deduct from any monies due to the Executive (including remuneration) any amount that he owes to the Company or any Group Company arising out of his employment with the
             Group.

11        CHANGE OF CONTROL

11.1     Subject to clause 11.4 below, if there is a Change of Control and the Executive's employment is terminated by the
             Company within twelve (12) months of that Change of Control (other than pursuant to clause 10.3) or the Executive resigns in circumstances contemplated by section 186(e) of the Labour Relations Act, 66 of 1995, the Company shall within one
             (1) month of the termination or resignation, pay the Executive a sum equal to -

(i)         payment of salary and benefits in lieu of his notice period;

(ii)        12 months' gross salary (less such tax and national insurance contributions as the Company is obliged to deduct from such sum); and

(iii)        the value of any pension contributions that would have been made to the Executive by the Company in the six (6) months following the Termination Date.

11.2     Upon a Change of Control the Executive's entitlements under the Executive Share Option Scheme, Deferred Bonus Plan or any similar plan or scheme shall be as detailed in the Rules of the relevant plan or scheme.

11.3     The expressions "the Executive's employment is terminated by the Company" and "the Executive resigns in circumstances contemplated by section 186(e) of the Labour Relations Act, 66 of 1995" do not include termination by operation of law (including frustration) or by mutual consent.

11.4     The Executive's entitlement to any benefit or payment under this clause 11 is conditional upon -

11.4.1  the Executive entering into such agreement or agreements under seal as the Company may reasonably require
             (including a compromise agreement) whereby the Executive -

11.4.1.1 accepts such benefit and/or payment in full and final settlement of all claims the Executive would have against the
               Company and each member of the Group arising out of the termination of this Agreement including unfair dismissal, statutory redundancy payment and non-payment of bonus and validly waives all such claims against the Company and the Group Companies; and

11.4.1.2 under to remain bound by the provisions contained in clauses 11 and 13 notwithstanding the termination of this agreement; and

11.4.2   resigning with immediate effect and without claim for compensation from all employments, secretaryships, trusteeships, directorships or other offices held by him with all and any Group Companies.

12         RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT

12.1     The Executive agrees with the Company that during the period of six (6) months commencing on the Termination Date he will not (either on his own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Company or any other Group Company any person who was a senior employee, director or officer of such a company at any time during his last twelve (12) months of service with the Company and with whom he had worked closely at any time during that period.

12.2     Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

12.3     Any benefit given or deemed to be given by the Executive to any Group Company under the terms of clause 12.1 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into similar restrictive covenants directly with other Group Companies if asked to do so by the Company.

12.4     The Executive acknowledges and agrees that he shall be obliged to draw the provisions of this agreement to the attention of any third party who may at any time before or after the termination of the employment offer to engage the
             Executive in any capacity and for whom or with whom the Executive intends to work during the relevant period.

13        RETURN OF COMPANY PROPERTY

13.1     At any time during the employment (at the request of the Company) or when the employment terminates, the Executive will immediately return to the Company:

13.1.1  all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information; and

13.1.2  all other property belonging or relating to any of the Group Companies which is in the possession or under the control of the Executive.

14        DIRECTORSHIPS

14.1     The Executive's office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association of the relevant company, the Articles of Association will prevail.

14.2     The Executive must resign from any office held in any Group Company if he is asked to do so by the Company.

14.3     If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 14.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement the
             Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 14.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 14.3, a certificate in writing
             (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

14.4     The termination of any directorship of any Group Company or other office held by the Executive will not terminate the
             Executive's employment or amount to a breach of terms of this agreement by the Company.

14.5     During the employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

14.6     The Executive must not resign his office as a director of any Group Company without the agreement of the Board, whose agreement shall not be unreasonably withheld.

15        OFFERS ON LIQUIDATION

15.1     The Executive will have no claim against the Company if the employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company; and

15.1.1  the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation; and

15.1.2  the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

16        NOTICES

16.1     Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

16.2     Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

17        STATUTORY PARTICULARS

             This agreement and the attached schedule contain the written particulars of employment which the Executive is entitled to receive under the provisions of section 29 of the Basic Conditions of Employment Act, 75 of 1997.

18        MISCELLANEOUS

18.1     This agreement may only be modified by the written agreement of the parties.

18.2     The Executive cannot assign this agreement to anyone else.

18.3     References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement, are references to the versions or forms of the relevant documents as amended or updated from time to time.

18.4     This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt within it. It contains the whole agreement between the parties relating to the employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The
             Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it.

18.5     Neither party's rights or powers under this agreement will be affected if:

18.5.1  one party delays in enforcing any provisions of this agreement; or

18.5.2  one party grants time to the other party.

18.6     If either party agrees to waive his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party's agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

18.7     The various provisions and sub-provisions of this agreement are severable and if any provision or sub-provision is held to be unenforceable by any court or competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining provisions or sub-provisions in this agreement.

18.8     This agreement is governed by and will be interpreted in accordance with the laws of South Africa. Each of the parties submit to the exclusive jurisdiction of the South African Courts as regards any claim or matter arising under this agreement.

SIGNED at JOHANNESBURG on this the 10TH day of MAY 2002

in the presence of the undersigned witnesses :

AS WITNESSES:                                                                       Signed by: R P EDEY

                                                                                                      For and on behalf of the COMPANY

Signed by: N W UNWIN

Signed by: Ms C P ROSSOUW

SIGNED at JOHANNESBURG on this the 21ST day of MAY 2002

in the presence of the undersigned witnesses :

AS WITNESSES:                                                                        Signed by: D L HODGSON

                                                                                                      DAVID LANCASTER HODGSON

Signed by: N W UNWIN

Signed by: Ms C P ROSSOUW

EXHIBIT 19.4(c).5

CONTRACT OF EMPLOYMENT

entered into between :

ANGLOGOLD LIMITED

and

KELVIN HUGH WILLIAMS

This agreement is made on 21 MAY 2002 between

(1)        AngloGold Limited, a company registered in South Africa according to the company laws of South Africa, and whose registered office is at 11 DIAGONAL STREET, JOHANNESBURG 2001 ("hereinafter referred to as "the Company"); and

(2)        KELVIN HUGH WILLIAMS of 34 JAMESON AVENUE, MELROSE 2196 (hereinafter referred to as "the Executive")

This agreement records the terms on which the Executive is employed by the Company.

1          INTERPRETATION

1.1       In this agreement (and any schedules to it):

1.1.1    "Board" means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

1.1.2    "Change of Control" shall have occurred if:

1.1.2.1  the Company becomes a subsidiary of another company (other than a member of the Group); or

1.1.2.2  all or substantially all of the business, assets and undertakings of the Company become owned by any person, firm or company (other than a member of the Group);

1.1.3     "Employment" means the employment governed by this agreement;

1.1.4     "Group" means the Company, its ultimate holding company, and any subsidiary company as defined by the Companies
              Act, 61 of 173, and the associated companies of the Company for the time being;

1.1.5     "Group Company" means a member of the Group and "Group Companies" will be interpreted accordingly;

1.1.6     "Holding Company" has the meaning given in section 1 of the Companies Act, 61 of 1973;

1.1.7     "Termination Date" means the date on which the Employment is terminated.

1.2        References to any statutory provisions include any modifications or re-enactment of those provisions.

2          TERMS OF EMPLOYMENT

2.1       Notwithstanding the date of signature hereof, employment under this agreement commenced on 1 JANUARY 2002.

2.2       Subject to clause 10 (Termination and Suspension) the employment will continue until terminated by either party giving not less than 6 calendar months' notice, in writing, to the other.

2.3        Notwithstanding the other provisions of this agreement, the employment will automatically terminate on the last day of the calendar year in which the Executive reaches the age of sixty (60).

3           DUTIES OF THE EXECUTIVE

3.1       The Executive will serve as EXECUTIVE DIRECTOR: MARKETING and in any other executive capacity as the Board and the
             Executive may agree from time to time.

3.2       The Executive will work such hours as are reasonably necessary to perform his duties under this contract to the satisfaction of the Board.

3.3        The Executive will -

3.3.1    devote sufficient time, attention and skill to the employment to perform his duties;

3.3.2    properly perform his duties and exercise his powers;

3.3.3    accept any offices or directorships as reasonably required by the Board after consultation with the Executive;

3.3.4    comply with all rules and regulations issued by the Company;

3.3.5    obey the directions of the Board; and

3.3.6    use his best endeavors to promote the interests and reputation of every Group Company.

3.4        The Executive accepts that -

3.4.1    he will be required to perform duties for Group Companies. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement;

3.4.2    the Company may appoint any other person to act jointly with him; and

3.4.3    the Company may transfer the employment to any other Group Company.

3.5       The Executive will keep the Board fully informed of his conduct of the business, finances or affairs of any Group Company or business for which he is responsible, in a prompt and timely manner. He will provide information to the Board in writing if requested.

3.6.1    During the employment, the Executive will be required annually at the Company's expense to undergo medical examinations.

3.6.2    The timing of such examinations will be determined by notification from the Company's senior medical executive, as there are specific requirements to be met by both the Executive and the specialists who undertake the medical examination.

3.6.3    The Executive will receive due notice of when his medical should be undertaken and is asked to read the instructions carefully at that time, as the Company will not bear the costs of any examination not covered by the instruction that will be set out in the notification.

3.6.4    The results of the examination will only be disclosed to the Company's senior medical executive, with the Executive's express permission, and the Executive will make his wishes in this regard very clear to the physician.

4           INTERESTS OF THE EXECUTIVE

4.1       The Executive will disclose promptly in writing to the Board, in accordance with Group policy, all his material interests (for example, shareholdings of 1% or more of the issued share capital of any company listed on a stock exchange or directorships) and those of a commercial or business nature where any conflict could arise in relation to the Group except his interests in any Group Company which he takes on or holds at the request of the Board. The Executive will not accept any directorships or offices without the prior written consent of the Board.

4.2       During the employment, the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the
             Company or with the written consent of the Board).

4.3       The Executive will (and will procure that his wife and dependent children) comply with any applicable legislation and regulations issued by the Johannesburg Securities Exchange relating to securities transactions by directors of listed companies, and any rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

4.4       The Executive acknowledges that because of the services to be provided under this Agreement, he is likely to come into possession of unpublished price-sensitive information in relation to a listed company within the Group. The Executive agrees, for the duration of this Agreement, not to deal in the shares of the Company (including dealings in warrants and exercising options over shares) during closed periods. These periods are published by the Company Secretary's office in writing and coincide with the imminent publication of the interim and year end financial results of the Company, representing a two month period immediately preceding the date of publication of the financial results.

4.5       The Executive also agrees to comply with the provisions of the Insider Trading Act, 135 of 1998, and to refrain from dealing in shares of the Company at any time that he might be in possession (whether directly or indirectly) of any information pertinent to the affairs of the Company or any company within the Group, that is likely to have a material effect on the price or value of AngloGold's shares.

5           MOBILITY

             The Group has operations in various parts of South Africa and abroad. The Executive may be required and the Company reserves the right, after consultation with the Executive, to relocate the Executive from his current place of employment to these operations. During the employment the Executive will be required to relocate if requested to do so, unless he has reasonable grounds for refusing the request.

6           BASIC EMPLOYMENT COST ("BEC")

6.1       The Executive's BEC is TWO MILLION, TWO HUNDRED THOUSAND RAND (2 200 000) per annum, inclusive of basic pay and guaranteed November bonus. The Executive's BEC is inclusive of director's fees and any remuneration or benefits received from any Group Company. The Executive's salary will be paid monthly in arrears by bank transfer during the last working week of each month. A review will usually take place at the year end and any revised BEC, will take effect from 1
             January of the next year.

6.2       Guaranteed November bonus

             The Executive will receive a guaranteed bonus, in November each year, calculated at 10% of basic pay between December of the preceding year to November of the current year.

6.3       Pension

             The Executive will continue to be a member of the AngloGold Pension Fund, subject to the Fund's rules from time to time.

6.4       Medical Aid

6.4.1    The Executive will remain a member of the AngloGold Medical Scheme, and receive benefits subject to the rules of the scheme and the contribution levels applicable from time to time.

6.4.2    The onus is on the Executive to notify the Company of any change in status relevant to the Executive's medical aid membership.

6.5        Leave

6.5.1    The Executive will be entitled to vacation leave and his entitlement will be thirty (30) working days per annum.

6.5.2    Vacation and sick leave are governed by the Company's leave regulations, as amended from time to time.

6.5.3    Without prejudice to the Company's right to terminate the employment at any time in accordance with clause 2 or clause
             10, salary payable and benefits provided to the Executive under this agreement may cease if the Board so decides after twenty-six (26) consecutive weeks of absence from work by the Executive in any period of twelve (12) months due to illness or injury.

6.5.4    If the Executive is absent from work due to sickness or injury which is caused by the fault of another person and, as a consequence, recovers from that person or another person any sum representing compensation for loss of salary under this agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence, but such repayment shall not exceed the amount he has recovered. The provision of any other benefits will be in accordance with Company policy as amended from time to time.

6.6       Deductions

             The Company will deduct from any payment due to the Executive those statutory deductions required by law, such as
             PAYE. In addition, employee specific deductions will be made for Pension Fund and other conditions of service such as
             Medical Aid and the like, as these apply.

6.7       Death and Accident Insurance

             The Executive will have the benefit of the Company's insurance policies providing employees (but not their dependants)
             with twenty-four (24) hour cover against permanent disability and death arising from accidents, whether or not these are sustained in the course of employment. Benefits payable upon death by natural causes will be governed by the rules of
             AngloGold Pension Fund.

6.8       Security Card

             The Executive has been issued with a security card that, in the interests of effective security control, should be produced on request and may not be loaned to any other individual. Upon termination of the employment, the security card must be returned to the Payroll Section.

6.9        Rules and Regulations

6.9.1    The Executive will be subject to the Group's rules and procedures now in existence, and those that may be introduced in the future and to all common law and any statutory provisions that may be applicable.

6.9.2    The Company's rules, policies and procedures on employment related matters, will change from time to time to address new circumstances. The Executive will be expected to comply with all rules, policies and procedures and to all common law and any statutory provisions that are in force.

7           EXPENSES

             The Company will or will procure the refund to the Executive of all reasonable expenses properly incurred by him in performing his duties under this agreement. This will include expenses relating to entertainment, subsistence and travelling. The Company will require the Executive to produce official receipts or other available documents as proof that he has incurred any expenses he claims.

8          CONFIDENTIALITY

8.1       Without prejudice to the common law duties which he owes to the Company, the Executive agrees that he will not, except in the proper performance of his duties, use or disclose to any person any of the Company's trade secrets or confidential information. This restriction will continue to apply after the termination of the employment without limit in time.

8.2       In the course of the employment, the Executive may obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons, including joint ventures in which the Group has an interest. He will treat such information as if it falls within the terms of clause 8.1, and clause 8.1 will apply with any necessary amendments to such information. If requested to do so by the Company, the Executive will enter into an agreement with other Group
             Companies and any other persons, including joint ventures, in the same terms as clause 8.1 with any amendments necessary to give effect to this provision.

8.3       The Executive shall not at any time during the continuance of his employment with the Company make any copy, record, notes or memoranda (whether or not recorded in writing or on computer disk or tape) relating to any matter within the scope of the Company's business, dealings or affairs otherwise than for the benefit of the Company or any Group
             Company.

8.4       The obligations contained in clause 8.1 shall cease to apply to any information or knowledge which:

8.4.1    may subsequently come into the public domain after the termination of the employment other than by way of unauthorised disclosure; or

8.4.2    the Executive is entitled to disclose under the Protected Disclosures Act, 26 of 2000, provided the Executive has first fully complied with the Company's applicable procedures relating to such external disclosures.

8.5       The Executive shall not make or communicate any statement (whether written or oral) to any representative of the press, television, radio, or other media and shall not write any article for the press or otherwise for publication on any matter connected with or relating to the business of the Company or any Group Company other than in the proper performance of his duties.

8.6       The Company may at any time during the employment require the Executive to deliver to it immediately all documents
             (including all records, notes, original documents, extracts and summaries thereof), disks and other information storing medium relating to the business or affairs of the Company or any Group Company which he obtained or made whilst an employee of the Company. This obligation shall include all copies and reproductions of the same, however made.

9           COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS

9.1       The Executive will not make copies of any computer files belonging to the Company or any Group Company or their service providers and will not introduce any of his own computer files into any computer used by the Company or any
             Group Company in breach of any Company policy, unless he has obtained the consent of the Board.

9.2       The Executive acknowledges that the Company will become the owner of the intellectual property rights in any work which is eligible for intellectual property rights and which is created by him in the course and scope of providing services in terms of his employment.

9.3       Insofar as it may be necessary, the Executive will cede and assign to the Company concerned all intellectual property rights in any work created or executed by him in the course and scope of his employment.

9.4       The Executive undertakes not to exercise any residuary rights in respect of any work created or executed by him in the course and scope of his employment.

9.5       All work created or executed by the Executive in any fields in which he performs services will, unless he establishes to the contrary, be deemed to have been created or executed by him in the course and scope of his employment.

9.6       The Executive undertakes to assist to the best of his ability with any application which the Company may see fit to make for any form of intellectual property protection, whether in the form of a foreign or South African patent or design right or otherwise, in respect of any concept, idea, process, method or technique which may be discovered by the Executive in the course of performing services in terms of his employment.

9.7       For the purposes of this agreement, the term "intellectual property rights" shall include, but shall not be limited to, copyright and patent and design rights.

10        TERMINATION AND SUSPENSION

10.1     Written notice given by either party, for any reason, to terminate the Executive's employment under this agreement will also be deemed to be notice given to terminate the Executive's employment under any other contract of service or contract of employment concluded with a Group Company.

10.2     The Company may terminate the employment immediately by written notice if the Executive does not perform the duties of the employment for a period of twenty-six (26) weeks (whether or not consecutive) in any period of twelve (12) months because of sickness, injury or other incapacity. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the twenty-six (26) week period.

10.3     The Company may terminate the employment immediately by written notice if the Executive commits any serious or persistent breach of his obligations under this agreement; or is guilty of any gross misconduct or conducts himself
             (whether in connection with the employment or not) in a way which is harmful to any Group Company; or is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the employment or not; or becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or becomes disqualified from being a director of a company.

10.4     The Company may suspend the Executive from the employment on full salary at any time, for a reasonable period, to investigate any matter in which the Executive is implicated or involved, whether directly or indirectly.

10.5     During all or any part of a period of notice whether given by the Company or the Executive or during any period of suspension, the Company may, in its absolute discretion, require the Executive either not to attend at his place of work, and/or not undertake any work. During such period, the following conditions shall apply:

(a)        the Executive shall continue to be entitled to receive his contractual remuneration and other benefits;

(b)        the Executive's duties of fidelity, mutual trust and confidence, confidentiality and obligations under this agreement shall continue to apply;

(c)        the Executive shall not undertake any other work or other business activities, except with the prior consent of the Company;

(d)        the Executive shall remain available or be contactable during normal business hours to provide such assistance to the
             Company as it shall reasonably require from time to time.

10.6     When the employment terminates, the Company may deduct from any monies due to the Executive (including remuneration) any amount that he owes to the Company or any Group Company arising out of his employment with the
             Group.

11        CHANGE OF CONTROL

11.1     Subject to clause 11.4 below, if there is a Change of Control and the Executive's employment is terminated by the
             Company within twelve (12) months of that Change of Control (other than pursuant to clause 10.3) or the Executive resigns in circumstances contemplated by section 186(e) of the Labour Relations Act, 66 of 1995, the Company shall within one
             (1) month of the termination or resignation, pay the Executive a sum equal to -

(i)         payment of salary and benefits in lieu of his notice period;

(ii)        12 months' gross salary (less such tax and national insurance contributions as the Company is obliged to deduct from such sum); and

(iii)       the value of any pension contributions that would have been made to the Executive by the Company in the six (6) months following the Termination Date.

11.2     Upon a Change of Control the Executive's entitlements under the Executive Share Option Scheme, Deferred Bonus Plan or any similar plan or scheme shall be as detailed in the Rules of the relevant plan or scheme.

11.3     The expressions "the Executive's employment is terminated by the Company" and "the Executive resigns in circumstances contemplated by section 186(e) of the Labour Relations Act, 66 of 1995" do not include termination by operation of law (including frustration) or by mutual consent.

11.4     The Executive's entitlement to any benefit or payment under this clause 11 is conditional upon -

11.4.1  the Executive entering into such agreement or agreements under seal as the Company may reasonably require (including a compromise agreement) whereby the Executive -

11.4.1.1 accepts such benefit and/or payment in full and final settlement of all claims the Executive would have against the
               Company and each member of the Group arising out of the termination of this Agreement including unfair dismissal, statutory redundancy payment and non-payment of bonus and validly waives all such claims against the Company and the Group Companies; and

11.4.1.2 under to remain bound by the provisions contained in clauses 11 and 13 notwithstanding the termination of this agreement; and

11.4.2  resigning with immediate effect and without claim for compensation from all employments, secretaryships, trusteeships, directorships or other offices held by him with all and any Group Companies.

12        RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT

12.1     The Executive agrees with the Company that during the period of six (6) months commencing on the Termination Date he will not (either on his own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Company or any other Group Company any person who was a senior employee, director or officer of such a company at any time during his last twelve (12) months of service with the Company and with whom he had worked closely at any time during that period.

12.2     Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

12.3     Any benefit given or deemed to be given by the Executive to any Group Company under the terms of clause 12.1 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into similar restrictive covenants directly with other Group Companies if asked to do so by the Company.

12.4     The Executive acknowledges and agrees that he shall be obliged to draw the provisions of this agreement to the attention of any third party who may at any time before or after the termination of the employment offer to engage the
             Executive in any capacity and for whom or with whom the Executive intends to work during the relevant period.

13        RETURN OF COMPANY PROPERTY

13.1     At any time during the employment (at the request of the Company) or when the employment terminates, the Executive will immediately return to the Company:

13.1.1  all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information; and

13.1.2  all other property belonging or relating to any of the Group Companies which is in the possession or under the control of the Executive.

14        DIRECTORSHIPS

14.1     The Executive's office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association of the relevant company, the Articles of Association will prevail.

14.2     The Executive must resign from any office held in any Group Company if he is asked to do so by the Company.

14.3     If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 14.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement the
             Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 14.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 14.3, a certificate in writing
             (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

14.4     The termination of any directorship of any Group Company or other office held by the Executive will not terminate the
             Executive's employment or amount to a breach of terms of this agreement by the Company.

14.5     During the employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

14.6     The Executive must not resign his office as a director of any Group Company without the agreement of the Board, whose agreement shall not be unreasonably withheld.

15        OFFERS ON LIQUIDATION

15.1     The Executive will have no claim against the Company if the employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company; and

15.1.1  the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation; and

15.1.2  the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

16        NOTICES

16.1     Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

16.2     Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

17        STATUTORY PARTICULARS

             This agreement and the attached schedule contain the written particulars of employment which the Executive is entitled to receive under the provisions of section 29 of the Basic Conditions of Employment Act, 75 of 1997.

18        MISCELLANEOUS

18.1     This agreement may only be modified by the written agreement of the parties.

18.2     The Executive cannot assign this agreement to anyone else.

18.3     References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement, are references to the versions or forms of the relevant documents as amended or updated from time to time.

18.4     This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt within it. It contains the whole agreement between the parties relating to the employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The
             Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it.

18.5     Neither party's rights or powers under this agreement will be affected if:

18.5.1  one party delays in enforcing any provisions of this agreement; or

18.5.2  one party grants time to the other party.

18.6     If either party agrees to waive his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party's agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

18.7     The various provisions and sub-provisions of this agreement are severable and if any provision or sub-provision is held to be unenforceable by any court or competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining provisions or sub-provisions in this agreement.

18.8     This agreement is governed by and will be interpreted in accordance with the laws of South Africa. Each of the parties submit to the exclusive jurisdiction of the South African Courts as regards any claim or matter arising under this agreement.

SIGNED at JOHANNESBURG on this the 10TH day of MAY 2002

in the presence of the undersigned witnesses :

AS WITNESSES:                                                                      Signed by: R P EDEY

                                                                                                    For and on behalf of the COMPANY

Signed by: N W UNWIN

Signed by: Ms C P ROSSOUW

SIGNED at JOHANNESBURG on this the 21ST day of MAY 2002

in the presence of the undersigned witnesses :

AS WITNESSES:                                                                      Signed by: K H WILLIAMS

                                                                                                    KELVIN HUGH WILLIAMS

Signed by: N W UNWIN

Signed by: Ms C P ROSSOUW

EXHIBIT 19.8

Below reflects a list of investments in principal subsidiaries and joint ventures of AngloGold as at December 31, 2002:

	Nature of business	Shares held		Percentage held
		2002	2001	2002	2001
				%	%
Direct investments
Advanced Mining Software Limited	C	40,000	40,000	100	100
AGRe Insurance Company Limtied	H	2	1	100	100
AngloGold American Investments Limited (1)	B	1	1	100	100
AngloGold Health Service (Pty) Limited	G	8	8	100	100
AngloGold Offshore Investments Limited (1) ***	B	5,001,000	5,001,000	100	100
		43,251*	43,251*	100	100
AngloGold Ventures (Pty) Limited	F	1	1	100	100
Eastvaal Gold Holdings Limited	B	454,464,000	454,464,000	100	100
Igolide Health Networks (Pty) Limited	G	100	100	100	100
Masakhisane Investment Limited	B	100	100	100	100
Nuclear Fuels Corporation of SA (Pty) Limited	E	1,450,000	1,450,000	100	100
Nufcor International Limited (9)	E	3,000,000	3,000,000	50	50
Rand Refineray Limited **	I	208,471	208,471	53.03	48.48
Southvaal Holdings Limited	B	26,000,000	26,000,000	100	100
Stone and Allied Industries (O.F.S.) Limited	D	-	400,000	-	100
Indirect investments
AngloGold (Colorado) Corporation (5)	B	10,000	10,000	100	100
AngloGold (Jerritt Canyon) Corporation (5)	B	1,000	1,000	100	100
AngloGold Argentina Limited (1)	B	1	1	100	100
AngloGold Argentina S.A. (6)	B	1,331,093	1,331,093	100	100
AngloGold Australia Investment Holdings Limited (1)	B	2,000	2,000	100	100
		43,251*	43,251*	100	100
AngloGold Australia Limited (8)	B	257,462,077	257,462,077	100	100
AngloGold Brasil Ltda (7)	B	8,827,437,875	8,827,437,875	100	100
AngloGold Brazil Limited (1)	B	1	1	100	100
AngloGold Finance Australia Holdings Limited (10)	B	1,002	1,002	100	100
		43,251*	43,251*	100	100
AngloGold Finance Australia Limited (10)	B	1,002	1,002	100	100
		43,251*	43,251*	100	100
AngloGold Geita Holdings Limited (1)	B	1,000	1,000	100	100
AngloGold Investments Australasia Limited (1)	B	2,000	2,000	100	100
		43,251*	43,251*	100	100
AngloGold Investments Australia Pty Ltd (8)	B	1	1	100	100
AngloGold Investments (Sadex) Limited (1)	B	1,000'A'	1,000'A'	100	100
AngloGold Mining (West Africa) Limited (2)	B	5,000	5,000	100	100
AngloGold Morila Holdings Limited (1)	B	1,000	1,000	100	100
AngloGold Namibia (Pty) Ltd (3)	B	10,000	10,000	100	100
AngloGold North America Inc. (5)	B	7,902	7,902	100	100
AngloGold North American Holdings Limited (1)	B	1	1	100	100
AngloGold South America Limited (1)	B	488,000	488,000	100	100
AngloGold South American Holdings Limited (1)	B	1	1	100	100
AngloGold USA Incorporated (5)	B	100	100	100	100
Cerro Vanguardia S.A.	A	13,875,000	6,937,500	92.50	46.25
Chellaston Limited (1)	B	2	2	100	100
Cluff Resources Limited (9)	B	46,819,281	46,819,281	50	50
Dysart International Limited (1)	B	2	2	100	100
Erongo Holdings Limited (1)	B	13,334'A'	13,334'A'	100	100
Mineracao Morro Velho Ltda (7)	A	4,585,851,748	4,585,851,748	100	100
Mineracao Serra Grande S.A. (7)	A	499,999,997	499,999,997	50	50
Quorum International Limited (1)	B	2	2	100	100
Sadiola Exploration Limited (1)	B	5,000'A'	5,000'A'	50	50
Joint ventures
Geita Gold Mining Limited (11)	A	1	1	50	50
Societe des Mines de Morila S.A. (4)	A	400	400	40	40
Societe d'Exploitation des Mines d'Or Sadiola S.A. (4)	A	38,000	38,000	38	38
Societe d'Exploitation des Mines d'Or de Yatela S.A (4)	A	400	400	40	40

Below reflects a list of investments in principal subsidiaries and joint ventures of AngloGold as at December 31, 2002:

Nature of business                                                    All companies are incorporated in the Republic of South Africa except where otherwise indicated

A - Mining                                                                1        Incorporated in the British Virgin Islands                                                         7        Incorporated in Brazil

B - Investment holding                                         2        Incorporated in the Isle of Man                                                                              8        Incorporated in Australia

C - Software development                                     3        Incorporated in Namibia                                                                                          9        Incorporated in the United Kingdom

D - Stone crusher                                                     4        Incorporated in Mali                                                                                              10        Incorporated in Malta

E - Market agent                                                      5        Incorporated in the United States of America                                                  11        Incorporated in Tanzania

F - Marketing intermediary                                   6        Incorporated in Argentina

G - Health care

H - Short-term insurance and re-assurance

I - Precious metal refining

*        Indicates preference shares

**        Accounted for as an associate as AngloGold does not govern the financial and operating policies of Rand Refinery Limited

***        The reduction in the carrying value of accrued pruchase consideration in respect of lapsed/forfeited share options on the acquisition of Acacia Resources in December 1999

There are no material losses in subsidiaries

Exhibit 19.12(a).1

Consent of Independent Accountants

We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-101891 and 333-101891-01) of AngloGold Limited and AngloGold International Holdings S.A. and in the Registration Statement on Form S-8 (File No. 333-10990) of AngloGold Limited of our report dated February 25, 2003, with respect to the consolidated financial statements of AngloGold Limited included in the Annual Report (Form 20-F) for the year ended December 31, 2002.

                                                                                       /s/ Ernst & Young

                                                                                       Registered Accountants and Auditors
                                                                                       Chartered Accountants (S.A.)

Johannesburg

Republic of South Africa

2 April 2003

Exhibit 19.12(a).2

Consent of Independent Accountants

We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-101891 and 333-101891-01) of AngloGold Limited and AngloGold International Holdings S.A. and in the Registration Statement on Form S-8 (File No. 333-10990) of AngloGold Limited of our report dated April 20, 2001, with respect to the consolidated financial statements of AngloGold American Investments Limited included in the consolidated financial statements of AngloGold Limited included in the Annual Report (Form 20-F) for the year ended December 31, 2002.

                                                                                       /s/ Deloitte & Touche

                                                                                       Deloitte & Touche

                                                                                       Registered Accountants and Auditors

                                                                                       Chartered Accountants (S.A.)

Johannesburg

Republic of South Africa

2 April 2003

EXHIBIT 19.12(a).3

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AngloGold Limited (the "Company") on Form 20-F for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1.        The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.        The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 4, 2003                                        /s/ Robert M Godsell

                                                                       Name:      Robert M Godsell

                                                                       Title:        Chief Executive Officer

Date: April 4, 2003                                        /s/ Jonathan G Best

                                                                       Name:      Jonathan G Best

                                                                       Title:        Executive Director, Finance

A signed original of this written statement required by Section 906 has been provided to the company secretary of AngloGold Limited and will be retained by the company secretary and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with the interim guidance for Section 906 certification issued by the United States Securities and Exchange Commission on March 21, 2003 in Release No. 33-8212, this certification will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference.