Form 20-F
ANGLOGOLD ASHANTI LTD
filed 2005-07-14
CIK 1067428

As filed with the Securities and Exchange Commission on July 14, 2005
United States Securities and Exchange Commission
Washington D.C. 20549
Form 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004
Commission file number: 0-29874
AngloGold Ashanti Limited
(formerly AngloGold Limited)
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares of 25 ZAR cents each 264,462,894
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
Item 17
Item 18
X
X
X

Table of contents
Page
Presentation of information
1
Certain forward-looking statements
2
Glossary of selected mining terms
3
Part I:
Item 1:
Identity of directors, senior management and advisors 7
Item 2:
Offer statistics and expected timetable 7
Item 3:      Key information
3A. Selected financial data 7
3B. Capitalization and indebtedness 11
3C. Reasons for the offer and the use of proceeds 11
3D. Risk factors 11
Item 4:
Information on the company
4A. History and development of the company
23
4B. Business overview 30
4C. Organizational structure 110
4D. Property, plant and equipment 110
Item 5:
Operating and financial review and prospects
5A. Operating results 111
5B. Liquidity and capital resources 138
5C. Research and development, patents and licenses, etc 154
5D. Trend information 155
5E. Off-balance sheet items 156
5F. Tabular disclosure of contractual obligations 156
Item 6:
Directors, senior management and employees
6A. Directors and senior management 157
6B. Compensation 163
6C. Board practices 166
6D. Employees 173
6E. Share ownership 176
Item 7:
Major shareholders and related party transactions 180
7A. Major shareholders 181
7B. Related party transactions 182
7C. Interests of experts and counsel 182

Item 8:      Financial information
8A. Consolidated financial statements and other financial information 183
Legal proceedings
Dividend policy
8B. Significant changes
183
Item 9:
The offer and listing
9A. Offer and listing details
184
9B. Plan of distribution 184
9C. Markets 185
9D. Selling shareholders 185
9E. Dilution 185
9F. Expenses of the issue 185
Item 10:    Additional information
10A. Share capital 186
10B. Memorandum and articles of association 189
10C. Material contracts 201
10D. Exchange controls 201
10E. Taxation 202
10F. Dividends and paying agents 205
10G. Statement by experts 205
10H. Documents on display 205
10I. Subsidiary information 205
Item 11:    Quantitative and qualitative disclosures about market risk
206
Item 12:    Description of securities other than equity securities
214
Part II:
Item 13:    Defaults, dividend arrearages and delinquencies
215
Item 14:    Material modifications to the rights of security holders and use of proceeds
215
Item 15:    Controls and procedures
215
Item 16:    Corporate governance
16A. Audit committee financial expert 215
16B. Code of ethics 215
16C. Principal accountant fees and services 216
16D. Exemptions for the listing standards for audit committees 217
16E. Purchases of equity securities by the issuer and affiliated purchasers 217
Part III:
Item 17:    Financial statements
218
Item 18:    Financial statements
F- pages
Item 19:    Exhibits

Presentation of information

AngloGold Ashanti Limited

In this annual report on Form 20-F, references to AngloGold or AngloGold Ashanti, the company and the group, are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies.

On Friday, April 23, 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti Goldfields Company Limited (“Ashanti”). The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, April 26, 2004, thereby giving effect to the
Business Combination of the two companies and the name change to AngloGold Ashanti Limited.

     US GAAP financial statements

The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31,
2004, 2003 and 2002 and as at December 31, 2004 and 2003 have been prepared in accordance with Generally Accepted
Accounting Principles in the United States (US GAAP).

     IFRS financial statements

As a company incorporated in the Republic of South Africa, AngloGold Ashanti also prepares annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial
Reporting Standards (IFRS). These financial statements (referred to as IFRS statements) are distributed to shareholders and are submitted to the JSE Limited (formerly JSE Securities Exchange South Africa) (JSE), as well as the London, New York,
Australian and Ghana stock exchanges and Paris and Brussels bourses and are submitted to the US Securities and Exchange
Commission (SEC) on Form 6-K.

     Currency

AngloGold Ashanti presents its consolidated financial statements in United States dollars. In 2001, the group changed its presentation currency from South African rands to United States dollars because the majority of its revenues are realized in
US dollars.

The selected financial information for the year ended December 31, 2000 “Item 3A.: Selected financial data” have been translated from South African rands into United States dollars in accordance with the provisions of Statements of Financial
Accounting Standards No. 52 “Foreign Currency Translation” (SFAS52) as issued by the Financial Accounting Standards
Board of the United States (FASB).

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to
US dollars or $ are to the lawful currency of the United States, references to AUD dollars and A$ are to the lawful currency of
Australia, reference to BRL is to the lawful currency of Brazil and references to GHC or cedi are to the lawful currency of
Ghana.

See “Item 3A.: Selected financial data – Exchange rate information” for historical information regarding the noon buying rate in the City of New York for cable transfers in rands as certified for customs purposes by the Federal Reserve Bank of New York.
On July 7, 2005, the noon buying rate was R6.87 = $1.00.

Non-GAAP financial measures
In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” which have been determined using industry standards promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of selected mining terms – Total cash costs (total cash costs per ounce)”
and – “Total production costs (total production costs per ounce)” and “Item 5A.: Operating results – Total cash costs and total production costs”.

Shares and shareholders

In this annual report, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.
Certain forward-looking statements

This annual report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices; production; cash costs and other operating results; growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti’s exploration and production projects; AngloGold’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold
Ashanti’s current expectations concerning future results and events and generally may be identified by the use of forward-
looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”,
“planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe AngloGold
Ashanti’s objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described in Item 3D. could affect AngloGold Ashanti’s future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements.
Other unknown or unpredictable factors could also have material adverse effects on future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this annual report. The forward-looking statements included in this annual report are made only as of the last practicable date. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-
looking statements to reflect events or circumstances after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements in this section.

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
Carbon-in-leach (CIL):
Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP):
Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks.
The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.
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
Development:
The process of accessing an orebody through tunneling in underground mining
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
Leaching:
Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.
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

Reclamation:
In the South African context, reclamation describes the process of reclaiming slimes
(tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.
Recovered grade: The recovered mineral content per unit of ore treated.
Reef:
A gold-bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold.
Refining: The final purification process of a metal or mineral.
Rehabilitation:
The process of reclaiming mined land to allow an appropriate post-mining use.
Rehabilitation standards are defined by country-specific laws including, but not limited to, the South African Department of Minerals and Energy, the US Bureau of Land
Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
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
attributable total cash costs in a period by attributable total gold production (in ounces)
over the same period. Total cash costs include site costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products but are exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs.
Total cash costs per ounce amounts do not represent, and should not be considered substitutes for or measures of costs and expenses reported by AngloGold Ashanti in accordance with US GAAP.
Total production costs (total A measure of the average cost of producing an ounce of gold, calculated by dividing production costs per ounce):
attributable total production costs in a period by attributable total gold production (in ounces) over the same period. Total production costs represent total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce amounts do not represent, and should not be considered substitutes for or measures of costs and expenses reported by AngloGold Ashanti in accordance with US GAAP.
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
Item 2: Offer statistics and expected timetable
Not applicable.
Item 3: Key information
3A.
Selected financial data
The selected financial information set forth below for the years ended December 31, 2002, 2003 and 2004 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report.
The selected financial information for the years ended December 31, 2000 and 2001 (as restated) and as at December 31,
2000 and 2001 (as restated), has been derived from the US GAAP financial statements not included in this annual report.

The Acacia and Cerro Vanguardia acquisitions and the AngloGold Ashanti Business Combination, have each been accounted for as a purchase business combination under US GAAP, and the US GAAP financial statements only reflect the acquired entities and assets from the effective date of their acquisition. Accordingly, the financial condition of the companies and assets acquired from Acacia are included in the US GAAP financial statements from 2000. The equity interest acquired in Geita is reflected in the US GAAP financial statements from December 15, 2000 while the equity interest acquired in Morila is reflected in the US GAAP financial statements from July 3, 2000. In addition, the operations and financial condition of AngloGold’s interests in the Deelkraal and Elandsrand mines that were sold during 2001 are reflected in the US GAAP financial statements only through January 31, 2001, the effective date of the sale. The operations and financial condition of AngloGold’s interests in the Free State mines that were sold effective January 1, 2002 are reflected in the US GAAP financial statements only through
December 31, 2001. The operations and financial condition of the additional 46.25 percent interest acquired in Cerro
Vanguardia are included in the US GAAP financial statements from July 1, 2002. The operations and financial condition of
AngloGold’s interests in its wholly-owned subsidiary, Stone and Allied Industries, that were sold effective October 1, 2002 are reflected in the US GAAP financial statements only through September 30, 2002. The financial condition of AngloGold’s interests in its wholly-owned Amapari Project, that were sold effective May 19, 2003 are reflected in the US GAAP financial statements only through May 18, 2003. The stake in the Gawler Craton Joint Venture that was sold effective June 6, 2003 is reflected in the US GAAP financial statements only through June 5, 2003. The operations and financial condition of
AngloGold’s interest in the Jerritt Canyon Joint Venture that was sold effective June 30, 2003, are reflected in the US GAAP financial statements only through June 29, 2003. The operations and financial condition of the interests in the companies and assets acquired in Ashanti are included in the US GAAP financial statements from April 26, 2004, the effective date of the transaction. The operations and financial condition of AngloGold Ashanti’s interest in the Freda-Rebecca mine that was sold effective September 1, 2004 are reflected in the US GAAP financial statements only through August 31, 2004. Therefore such financial statements are not necessarily indicative of AngloGold Ashanti’s financial condition or results of operations for any future periods. For a discussion of the acquisitions mentioned above, see “Item 4A.: History and development of the company”
and “Item 4B.: Business Overview – Products, operations and geographic locations”.

Restatement of financial statements

The financial statements contained herein for the two fiscal years ended December 31, 2003 and other financial information contained herein for the four fiscal years ended December 31, 2003 have been restated to correct AngloGold Ashanti’s historical accounting practices for certain joint venture arrangements. Historically, interests in certain incorporated mining joint ventures in which AngloGold Ashanti has joint control were reported using the proportionate consolidation method. This accounting treatment represents a departure from US GAAP which requires the equity method of accounting for such joint venture arrangements. These joint venture arrangements consist of operating entities situated in Mali (the Sadiola, Yatela and
Morila Joint Ventures) and Tanzania (the Geita Joint Venture), of which the significant financial operating policies are, by contractual arrangement, jointly controlled.

As a result, AngloGold Ashanti has restated the consolidated balance sheet as of December 31, 2003, and the consolidated statements of income and consolidated statements of cash flows for the years ended December 31, 2003 and 2002 included in this Annual Report on Form 20-F as described in note 2 to the consolidated financial statements and other financial information contained herein for the four fiscal years ended December 31, 2003. The restatement corrects the company’s historical accounting for interests in mining joint ventures and has no impact on net income or total stockholders’ equity.

Year ended December 31,
2000
(1)(2)
2001
(4)(7)
2002
(5)(6)(7)
2003
(10)
2004
(11)(12)
(as restated)
$
(as restated)
$
(as restated)
$
(as restated)
$
$
(in millions, except share and per share amounts)
Consolidated statement of income
Sales and other income 2,176 1,840 1,493 1,743 2,238
Product sales
(13)
2,122 1,816 1,458 1,714 2,183
Interest, dividends and other 54 24 35 29 55
Costs and expenses 2,422 1,841 1,137 1,403 2,274
Operating costs
(14)
1,576 1,294 912 1,211 1,607
Royalties 4 5 9 11 27
Depreciation, depletion and amortization 396 304 257 247 445
Impairment of assets 387 173 - 78 3
Goodwill amortized 11 11 - - -
Interest expense 69 44 22 28 67
Accretion expense - - - 2 8
Loss on sale of mining assets - 4 - - -
Loss/(profit) on sale of assets - - 11 (55) (14)
Non-hedge derivative (gain)/loss (21) 6 (74) (119) 131
(Loss)/income before equity income and income tax (246) (1) 356 340 (36)
Equity income in affiliates 13 17 80 74 23
(Loss)/income before income tax provision (233) 16 436 414 (13)
Deferred income and mining tax (expense)/ benefit (16) (171) (64) (147) 132
(Loss)/income before minority interest (249) (155) 372 267 119
Minority interest (13) (8) (16) (17) (22)
(Loss)/income before cumulative effect of accounting
change
(262) (163) 356 250
97
Cumulative effect of accounting change - (10) - (3) -
Net (loss)/income applicable to common stockholders (262) (173) 356 247 97
Other financial data
(Loss)/income from continuing operations (262) (163) 356 250 97
(Loss)/income per common share from continuing
operations (in $)
(1.22) (0.76) 1.60 1.12 0.39
Basic (loss)/earnings per common share (in $)
(15)(16)
Before cumulative effect of accounting change (1.22) (0.76) 1.60 1.12 0.39
Cumulative effect of accounting change - (0.05) - (0.01) -
Net (loss)/income – applicable to common
stockholders (1.22) (0.81) 1.60 1.11 0.39
Diluted (loss)/earnings per common share (in $)
(15)(16)
Before cumulative effect of accounting change (1.22) (0.76) 1.60 1.12 0.38
Cumulative effect of accounting change - (0.05) - (0.01) -
Net (loss)/income – applicable to common
stockholders (1.22) (0.81) 1.60 1.11 0.38
Dividend per common share (cents)
(16)
135 84 113 133 76

Year ended December 31,
2000
(1)(2)(3)
2001
(4)
2002
(5)(6)(7)
2003
(8)(9)(10)
2004
(11)(12)
(as restated)
$
(as restated)
$
(as restated)
$
(as restated)
$
$
(in millions, except share and per share amounts)
Consolidated balance sheet data (as at period
end)
Cash and cash equivalents
172                  156                  362                  479                    299
Other current assets
368                  350                  524                  804
1,116
Property, plant and equipment, deferred stripping,
and acquired properties, net
3,272               2,115               2,449               3,037                6,665
Goodwill and other intangibles, net
188                  160                  166                  226                    591
Materials on the leach pad
31                    47                    79                      7                      22
Other long-term assets, and derivatives
720                  755                  770                  790                    703
Total assets
4,751               3,583               4,350               5,343                 9,396
Current liabilities
767               1,146                  694               1,116                 1,465
Provision for environmental rehabilitation
179                  128                  133                  124                   209
Deferred income and mining tax
728                  386                  505                  789
1,525
Other long-term liabilities, and derivatives
743                  541
1,158
1,194
2,292
Minority interest
27                    28                    40                     52                     59
Stockholders’ equity
2,307              1,354               1,820                2,068                3,846
Total liabilities and stockholders’ equity
4,751               3,583              4,350                5,343                9,396
Capital stock (exclusive of long-term debt and
redeemable preferred stock)
9                       9                     9                       9
10
Number of common shares as adjusted to reflect
changes in capital stock
214,024,174    215,268,116   222,622,022      223,136,342    264,462,894
Net assets
2,334               1,382              1,860                 2,120               3,905
(1)
Translated into US dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”
(SFAS52).
(2)
Includes the equity interest in Morila from July 3, 2000. See “Item 4A.: History and development of the company”.
(3)
Includes the the equity interest in Geita from December 15, 2000. See “Item 4A.: History and development of the company”.
(4)
Excludes the results of operations and financial condition of the Deelkraal and Elandsrand mines sold with effect from February 1, 2001. See “Item 4A.:
History and development of the company”.
(5)
Excludes the results of operations and financial condition of the Free State mines sold with effect from January 1, 2002. See “Item 4A.: History and development of the company”.
(6)
Includes the results of operations and financial condition of an additional 46.25 percent interest acquired in the Cerro Vanguardia mine located in Argentina from July 1, 2002. See “Item 4A.: History and development of the company”.
(7)
Excludes the results of operations and financial condition of Stone and Allied Industries sold with effect from October 1, 2002. See “Item 4A.: History and development of the company”.
(8)
Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003. See “Item 4A.: History and development of the company”.
(9)
Excludes the Gawler Craton Joint Venture sold with effect from June 6, 2003. See “Item 4A.: History and development of the company”.
(10)
Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003. See “Item 4A.: History and development of the company”.
(11)
Includes the results of operations and financial condition of Ashanti as of April 26, 2004. See “Item 4A.: History and development of the company”.
(12)
Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004. See “Item 4A.: History and develoment of the company”.
(13)
Product sales represents revenue from the sale of gold.
(14)
Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.
(15)
The calculations of basic and diluted earnings/(loss) per common share are described in note 8 to the consolidated financial statements “earnings/(loss) per common share”.
(16)
Per share information gives effect to the December 2002 two-for-one stock split and the issuance of a total of 278,196 ordinary shares under AngloGold’s odd-lot offer. For further information on the stock split and the odd-lot offer, see note 30 to the consolidated financial statements “stock split”.

Annual dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. AngloGold Ashanti’s board of directors declared an interim dividend of 170 South African cents per ordinary share in respect of 2004 on July 29, 2004 with a record date of August 20, 2004 and a payment date of August 27, 2004 and a final dividend of 180 South African cents per ordinary share on January 26, 2005, with a record date of February 18, 2005 and a payment date of February 25, 2005. See “Item 10E.: Taxation – Taxation of dividends”.
Interim            Final                     Total
Interim                   Final                  Total
Year ended December 31,
(South African cents per ordinary share)
(US cents per ordinary share
(1)
)
2000 375              325 700 51.06                   39.88                  90.94
2001 350              550 900 38.21                   49.06                  87.27
2002                                                               675 675 1,350 63.81 82.12 145.93
2003                                                               375 335 710 50.73 49.82 100.55
2004 170              180 350 25.62                  30.37                  55.99
(1)
Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.
Future dividends will be dependent on AngloGold Ashanti’s cash flow, earnings, financial condition and other factors.
AngloGold Ashanti does not currently intend substantially changing its past practice of paying out dividends from funds available after providing for long-term growth. Under South African law, AngloGold Ashanti may declare and pay dividends from any reserves included in total shareholders’ equity calculated in accordance with SA GAAP, subject to its solvency and liquidity. As at December 31, 2004 the company’s total shareholders’ equity as calculated under SA GAAP amounted to
ZAR17,551 million ($3,109 million). Dividends are payable to shareholders registered at a record date that is after the date of declaration.
Under the terms of AngloGold Ashanti’s articles of association adopted on December 5, 2002, dividends may be declared in any currency at the discretion of the AngloGold Ashanti Board or AngloGold Ashanti shareholders at a general meeting.
Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, United Kingdom pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. For details on exchange controls applicable to holders of ordinary shares or ADSs, see “Item 10D.: Exchange controls”.
Exchange rate information
The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in New
York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On July 7, 2005, the noon buying rate between rands and US dollars was R6.87 = $1.00.
Year ended December 31
High
Low
Year end
Average
(1)
2000 7.84 6.06 7.57 6.98
2001 13.60                    7.50 12.00 8.76
2002 12.47                    8.59                    8.59                   10.34
2003                                                                                                                9.05 6.26 6.70 7.42
2004                                                                                                                7.31 5.62 5.65 6.39
(1)
The average of the noon buying rates on the last business day of each month during the year.

Exchange rate information for the months of
High
Low
January 2005 6.10                                            5.64
February 2005 6.23                                            5.76
March 2005 6.35                                            5.77
April 2005 6.28                                            6.03
May 2005 6.75                                            5.96
June 2005 6.92                                            6.63
July 2005
(1)
6.87                                            6.82
(1)
Through July 7, 2005
AngloGold Ashanti historically has declared all dividends in South African rand and, as a result, exchange rate movements may have affected the Australian dollar, the United Kingdom pound, the Ghanaian cedi and the US dollar value of these dividends, as well as that of any other distributions paid by the relevant depositary to investors holding AngloGold Ashanti's securities, which may have reduced their value to investors. At the general meeting of AngloGold Ashanti's shareholders held on December 5, 2002, shareholders approved a special resolution adopting a new Memorandum and Articles of Association, which, among other things, allows for dividends and distributions to be declared in any currency at the discretion of the
AngloGold Ashanti’s Board or AngloGold Ashanti shareholders at a general meeting. If, and to the extent that AngloGold
Ashanti declares dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the Australian dollar, United Kingdom pound and Ghanaian cedi value of any dividend or distribution will continue to be affected and the South African rand value of any dividend or distribution will also be affected.

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
·
risks related to AngloGold Ashanti's operations; and
·
risks related to AngloGold Ashanti’s ordinary shares and ADSs.
Risks related to the gold mining industry generally
The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.
The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold
Ashanti's control, including:
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
·
changes in interest rates;

·
actual or expected gold sales by central banks and the IMF;
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
Year                                          High
Low
Average
1995                                            396 372 384
1996                                            415 367 388
1997                                            367 283 331
1998                                            314 273 287
1999                                            340 252 278
2000                                            317 262 279
2001                                            298 253 271
2002                                            347 278 310
2003                                            417 320 364
2004                                            456 371 410
Source of Data: Metals Week, Reuters and London Bullion Market Association
The table reveals a price volatility as low as $24 per ounce in 1995 and as high as $97 per ounce in 2003. Price volatility appears to be increasing with the gap between low and high being $69 per ounce, $97 per ounce and $85 per ounce in 2002,
2003 and 2004 respectively.

On July 7, 2005 the afternoon fixing price of gold on the London Bullion Market was $425.20 per ounce.

If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects and/or operations and change its past dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate cash and accounting reserves.

For further information on this and other non-GAAP measures, see Item “5A.: Operating Results–Total cash costs and total production costs”.

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

AngloGold Ashanti considers from time to time the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these parameters may differ significantly from its estimates and assumptions. In addition, there is intense competition for attractive properties.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of the current production with new Ore Reserves or operations. This could adversely affect its ongoing business and financial position.

Development risks. AngloGold Ashanti's profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.

AngloGold Ashanti's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions about:
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
The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Accordingly,
AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

Ore Reserve estimation risks. AngloGold Ashanti's Ore Reserves described in this document are the best estimates of
AngloGold Ashanti's management as of the dates stated and are reported in accordance with the requirements of the SEC's
Industry Guide 7. In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Mineral Resources and
Ore Reserves in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC 2004")
and the South African Code for Reporting of Mineral Resources and Ore Reserves ("SAMREC 2000"), respectively. SEC’s
Industry Guide 7 does not recognize mineral resources. Accordingly, AngloGold Ashanti does not report estimates of mineral resources in this annual report on Form 20-F.

AngloGold Ashanti undertakes annual revisions to its Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information and fluctuations in production and economic parameters. These factors may result in reductions in its Ore Reserve estimates, which could adversely impact upon the life-of-mine plans and consequently the total value of AngloGold Ashanti's mining asset base and, as a result, have a negative impact upon the market price of AngloGold Ashanti’s ordinary shares and ADSs.

Mining industry risks. Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:
·
·
·
·
environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
industrial accidents;
underground fires;
labor disputes;
·
unexpected geological formations;
·
unanticipated ground and water conditions;
·
fall of ground accidents;
·
failure of mining pit slopes and tailings dam walls;
·
legal and regulatory restrictions and changes to such restrictions;
·
seismic activity; and
·
other natural phenomena, such as floods or inclement weather conditions.
The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage and potential legal liabilities. As a result, AngloGold Ashanti's operations could be affected and, if such effects were material, its financial position could be adversely impacted to a significant extent.

Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold Ashanti uses sophisticated seismic and rock mechanics technologies. AngloGold Ashanti has had some success with these technologies in identifying the possible location of future seismic activity and in the development of mine layouts, support layouts and technologies and mining methods to ameliorate seismic risk. Despite these programs and their success to date, seismic events have in the past, and may in the future, cause employee injury and death and may cause substantial damage to AngloGold Ashanti's operations both within
South Africa and elsewhere, which could have an adverse impact on the future results of its operations and, consequently, its financial condition.

Gold mining operations are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of mine health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees.

In complying with the mine health and safety laws and regulations to which its operations are subject, AngloGold Ashanti has dedicated resources in an attempt to achieve and to ensure the application of international best practice in the management of health across its operations, including medical surveillance systems. These systems and policies have resulted in improvements in its safety performance.

If these laws and regulations were to change and, if as a result, material additional expenditure was required to comply with such new laws and regulations, it could adversely affect AngloGold Ashanti's financial position. For a discussion of the mine health and safety laws and regulations to which AngloGold Ashanti’s operations are subject, see Item “4B.: Business overview–Safety and health”.

Gold mining companies are subject to extensive environmental laws and regulations.

Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of
AngloGold Ashanti's compliance with environmental laws and regulations has been significant in the past.

Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold
Ashanti's environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, its expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect its results of operations and financial position. For a discussion of the estimated cost of the future environmental rehabilitation obligations with respect thereto, see note 17 to the consolidated financial statements "Provision for environmental rehabilitation". Additionally, for a discussion of the effects of the Mineral and Petroleum Resources Development Act with respect to the additional responsibilities imposed on mining companies in South Africa in respect of the environment and rehabilitation, see "Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold
Ashanti's mineral reserves and deposits are located, could have a material impact on its financial position" below.

Risks related to AngloGold Ashanti's operations

AngloGold Ashanti faces many risks related to its operations that may affect its cash flows and overall profitability.

AngloGold Ashanti's use of hedging instruments to protect against low gold prices and exchange rate movements may prevent it from realizing all potential gains resulting from subsequent gold price increases in the future.

AngloGold Ashanti currently uses hedging instruments to fix the selling price of a portion of its respective anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will only do so for a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements. For a discussion of AngloGold
Ashanti’s hedging instruments, see Item “11.: Quantitative and qualitative disclosures about market risk”.

If the development of the deep-level ore deposits at Obuasi mine is not economically feasible, there may be a material negative impact on AngloGold Ashanti's operations and financial performance in the long-term.

A key aspect of the Business Combination of AngloGold and Ashanti is the development of the deep-level extension of the existing orebody at the Obuasi mine, otherwise referred to as Obuasi Deeps. This development could potentially extend the life of this mine to well beyond 2020. In furtherance of this goal, AngloGold Ashanti has commenced a process of investing
$44 million over the next five years on further exploration and feasibility studies necessary to establish reserves and develop the most profitable extraction plan. Depending upon these results, the full development of Obuasi Deeps may proceed in five to seven years time, but will take several years to complete. Initial scoping studies have indicated that the development of
Obuasi Deeps will require an estimated capital expenditure of $570 million in 2003 money terms over the anticipated life of the mine.

If as a result of this further exploration and following the completion of these feasibility studies, AngloGold Ashanti determines that the development of the Obuasi Deeps is not economically feasible, such determination may have a material negative impact on its operations and financial performance in the long-term. The funding of the development of Obuasi Deeps will only proceed if it is determined to be economically feasible.

In addition, if the feasibility study indicates that the development of Obuasi Deeps is economically feasible, the actual economic returns and the actual costs of development may differ significantly from the assumptions and estimates used in preliminary scoping studies completed to date, as well as in the feasibility studies completed following further exploration. This could have a negative impact on AngloGold Ashanti's return on its investment in Obuasi Deeps and, as a result, AngloGold Ashanti's long-
term profitability following the Business Combination.

Benefits from integration of Ashanti’s operations with AngloGold may not be achieved to the extent or within the time period that is currently anticipated, and AngloGold Ashanti may encounter costs and difficulties in integrating the
Ashanti operations, which would reduce or delay the realization of increased revenues, cost savings and operational benefits.

Following the Business Combination, AngloGold Ashanti is in the process of integrating the Ashanti operations with
AngloGold’s operations in order to increase revenues and earnings, and to achieve cost savings through enhanced growth opportunities and synergies. AngloGold Ashanti may fail to reach the anticipated levels of production and cost savings that it expects, or achieve these at a higher capital cost than anticipated.

In addition, the need to deal with integration issues could also divert management’s attention from day-to-day business.

Foreign exchange fluctuations could have a material impact on AngloGold Ashanti's operating results and financial position.

Since June 2002, the weakening of the US dollar against the South African rand, and, to a lesser extent, the Brazilian real, the
Argentinean peso and the Australian dollar has negatively impacted AngloGold Ashanti's profitability. Conversely, in certain prior years, the devaluation of these local currencies against the US dollar has had a significant positive effect on the profitability of its operations. Typically, revenues are derived in US dollars and production costs are largely incurred in the relevant local currency. In 2004 and 2003, AngloGold Ashanti derived approximately 75 and 91 percent, respectively, of its revenues from these countries and approximately 74 and 91 percent, respectively, of production costs in these local currencies.

In 2004, the weakening of the US dollar against these local currencies accounted for nearly $28 per ounce, or 52 percent of the total increase in total cash costs from 2003. In addition, production costs in South African rand, Brazilian real, Argentinean peso and Australian dollar were only modestly offset by the effect of exchange rate movements on the price of imports denominated in US dollars, as imported products comprise a small proportion of production costs in each of these countries.

AngloGold Ashanti's product, gold, is principally a US dollar-priced commodity, and most of its revenues are realized in or linked to US dollars. The weakening of the US dollar, without a corresponding increase in the US dollar price of gold against these local currencies, results in lower revenues and higher production costs in US dollar terms. Conversely, the strengthening of the US dollar, without a corresponding decrease in the US dollar price of gold, against these local currencies yields significantly higher revenues and lower production costs in US dollar terms. If material, these exchange rate movements may have an adverse impact on AngloGold Ashanti's operating results. For example, due to the strengthening of the South African rand against the US dollar, production costs at AngloGold Ashanti's South African operations increased in US dollar terms during both 2003 and 2004. These impacts have been partially offset by the increase in the US dollar price of gold, which increase has been partially a function of US dollar weakness. For a discussion of trends expected for 2005, see
“Item 5D.: Trend information”.

To a lesser extent, mainly as a result of its hedging instruments, a small proportion of AngloGold Ashanti's revenues are denominated in South African rand and Australian dollar, which may partially offset the effect of the US dollar's strength or weakness on AngloGold Ashanti's profitability.

In addition, due to its global operations and local foreign exchange regulations, some of AngloGold Ashanti's funds are held in local currencies, such as the South African rand and Australian dollar. The US dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may affect AngloGold Ashanti's overall financial position. See “Item 5B.: Liquidity and capital resources – Liquidity”.

Inflation may have a negative impact on AngloGold Ashanti's results of operations.

Most of AngloGold Ashanti's operations are located in countries that have, during periods in the past, experienced high rates of inflation. Because it is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which
AngloGold Ashanti operates may result in a consequent increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the US dollar or an increase in the US dollar price of gold.
This could have a material adverse effect upon its results of operations and financial condition.

While none of AngloGold Ashanti's specific operations are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalised at higher cost mines. See “Item 4B.: Business overview – Products, operations and geographic locations”.

Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold Ashanti's mineral reserves and deposits are located, could have a material impact on its financial position.

AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.

On May 1, 2004, the Mineral and Petroleum Resources Development Act, Act 28 of 2002 (MPRDA), came into effect and operation.

The MPRDA vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. The former common law prospecting, mining and mineral rights are now known as old order rights and the transitional arrangements provided in the MPRDA give holders of such old order rights the opportunity to convert their old order rights into new order rights.

Applicants have five years from May 1, 2004, in which to apply to convert old order mining rights into new order mining rights.
AngloGold Ashanti submitted its application for conversion of its rights in July 2004. AngloGold Ashanti submitted mining work programs that substantiated the areas and period of the new order mining rights and also demonstrated its compliance with the requirements of the Charter as described below. A similar application was submitted to the relevant government department for unused old order prospecting rights. AngloGold Ashanti has applied for the conversion of two old order prospecting permits to new order prospecting rights. The Department of Minerals and Energy is considering AngloGold Ashanti’s various conversion applications.

AngloGold Ashanti also submitted two applications for new mining rights to extend its mining areas at its TauTona and
Kopanang mines.

Even where new rights are obtained under the MPRDA, these rights may not be equivalent to the old order rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work programs submitted by an applicant do not substantiate the need to retain the area covered by the old rights. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-
concentration of resources, fair competition and non-exclusion of others. In addition, the new rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or
120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.

The new rights can be suspended or cancelled by the Minister of Minerals and Energy on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work program.

The Department of Minerals and Energy has published the Broad-Based Socio-Economic Empowerment Charter for the South
African Mining Industry (the Charter). The objectives of the Charter are to:
·
·
promote equitable access to the nation’s Mineral Resources to all the people of South Africa;
substantially and meaningfully expand opportunities for historically disadvantaged South Africa (HDSAs) (that is, any person, category of persons or communities, disadvantaged by unfair discrimination before the Constitution of the
Republic of South Africa, 1993 came into operation) including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation’s mineral resources;
·
utilize the existing skills base for the empowerment of HDSAs;
·
expand the skills base of HDSAs in order to serve the community;
·
promote employment and advance the social and economic welfare of mining communities and the major labor sending areas; and
·
promote beneficiation of South Africa’s mineral commodities.
The Charter and the relevant Scorecard require that every mining company achieve 15 percent ownership by HDSAs of its
South African mining assets within five years of May 1, 2004, and 26 percent ownership within 10 years of May 1, 2004.

It contemplates that this will be achieved by, among other things, disposals of assets by mining companies to HDSAs on a willing seller – willing buyer basis at fair market value. In addition, the Charter and Scorecard require mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by
HDSAs in management and 10 percent participation by women in the mining industry, each within five years. The State will evaluate the company’s commitment to the different facets of promoting the objectives of the Charter against the Scorecard when considering applications for conversion of old order rights to new order rights.

AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past five years. According to
AngloGold Ashanti’s estimates based on operating data for the 12 months ended March 31, 2004 – the period on which the company’s license conversion applications are based – these transactions transfer 20 percent of its attributable units of production in South Africa to HDSAs. However, the State is currently considering AngloGold Ashanti’s rights conversion application. In addition, AngloGold Ashanti is continuing to evaluate alternative ways in which to achieve the objectives of the
Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts. On June 8, 2005 AngloGold Ashanti announced that it was considering establishing an employee share ownership program (ESOP), which program is consistent with the company’s stated strategic intention to develop means of promoting broad-based equity participation. The scope and terms of the program remain under consideration and, once finalized, an announcement will be made and, if appropriate, the terms will be put forward to shareholders for their consideration and approval.

The Scorecard allows for a portion of “offset” against these HDSA ownership requirements insofar as companies have facilitated downstream, value-adding activities as regards the products they mine. AngloGold Ashanti carries out such activities and is confident that these will be recognized in terms of a framework currently devised by government.

AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter and the
Scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. It reflected these results when it lodged its application for new mining rights and conversions. Details of the State’s methodology for calculating performance in regard to beneficiation have, however, not yet been made public. Failure on the part of AngloGold Ashanti to comply with the requirements of the Charter and the Scorecard could subject it to negative consequences.

AngloGold Ashanti may also incur expenses in giving additional effect to the Charter and the Scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership of HDSAs as part of the industry-wide commitment to assist such persons in securing R100 billion of financing during the first five years of the Charter’s life. There is furthermore no guarantee that any steps AngloGold Ashanti has taken and might take to comply with the Charter will ensure that it successfully acquires new order rights in place of its old order rights. In addition, the terms of such new rights may not be as favorable to AngloGold Ashanti as the terms applicable to its existing rights. Based on present indications, however,
AngloGold Ashanti believes that it should acquire the new order rights on reasonable terms.

The MPRDA also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with its South African operations in light of the new, as well as existing, environmental requirements.

AngloGold Ashanti considers the new mineral rights regime in South Africa to be a proper and appropriate method of dealing with the country’s mineral resources and political legacy. The company believes the new mineral rights regime is likely to play a significant part in enhancing socio-economic stability and progress by encouraging equitable participation in the economy and thereby improving the lives of those citizens previously disadvantaged by apartheid. A failure on the part of government to have implemented such measures would have endangered prospects for political and economic stability.

AngloGold Ashanti has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter’s spirit. It believes that it is well placed to meet the Charter’s targets in accordance with the Scorecard.

The South African government has announced that it is giving consideration to new legislation, in terms of which the new rights will be subject to a State royalty. The extent and basis of that royalty is unknown at present. The draft Mineral and Petroleum
Royalty Bill, 2003, was released in March 2003 for comments and proposed a royalty payment of 3 percent of gross revenue per annum, payable quarterly, in the case of gold. Had the proposal become law, royalty payments would have commenced upon the conversion and granting of a new mining right. AngloGold Ashanti and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit-based, rather than a revenue-based, royalty and in order not to delay the conversion of mineral rights from old into new order rights, it was recommended that the proposed royalty should only become payable from a fixed date being five years after the MPRDA took effect, that is May 1, 2009, which date is the final date for conversion of the old order into new order mining rights under the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and
Petroleum Royalty Bill has been proposed. On February 18, 2004, in the Budget Speech for the 2004 fiscal year, the South
African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These included a delay in the introduction of the royalty to five years after May 1, 2004, that is the date on which the MPRDA came into operation and confirmation of the South African government’s preference for a revenue-based royalty. It was further indicated
that the royalty regime would take cognizance of the mining sector’s diverse production and profitability dynamics with differential rates to apply to marginal mining operations. The introduction of the proposed royalty would, all else being equal, have an adverse impact upon AngloGold Ashanti’s profitability, as currently no royalty is payable to the State. However, the
Finance Minister announced also that due to the new regulatory system for the mining rights in terms of the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty bill, it has become imperative to holistically reassess the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from secondary tax on companies in terms of South Africa’s income tax laws. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from secondary tax on companies for gold mines, despite the existence of profit. The impact of these proposed reviews is unknown at this stage but may have an adverse effect on AngloGold Ashanti’s financial condition or results of operations.

For discussion of mineral rights ownership of AngloGold Ashanti, see note 28 to the consolidated financial statements “Mineral and Petroleum Resources Development Act” and “Item 4B.: Business overview – Rights to mine and title to properties”.

AngloGold Ashanti's mineral reserves and deposits and mining operations are located in countries that face political and economic risks.

The mineral deposits and mining and exploration operations of AngloGold Ashanti are located in some counties which have experienced, to a greater or lesser extent, political instability and economic uncertainty in the past. In all of the countries where
AngloGold Ashanti operates, government policy may be unpredictable on issues ranging from environmental regulations to mineral rights ownership.

Any existing and new mining and exploration operations and projects AngloGold Ashanti carries out in these countries are and will be subject to various national and local laws, policies and regulations governing the prospecting, developing and mining of mineral reserves, taxation, exchange controls, investment approvals, employee relations and other matters. If, in one or more of these countries, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal or fiscal regimes or the governing political authorities change materially, its financial position could be adversely affected.

In addition, certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations have experienced a difficult security environment as well as political instability. AngloGold Ashanti monitors its activities in these countries to ensure the security of its personnel and assets and adherence to its business principles. In the event that continued operations in these countries compromise AngloGold Ashanti’s security or business principles, AngloGold Ashanti may withdraw from these countries on a temporary or permanent basis.

In South Africa, on February 18, 2004, the Minister of Finance announced in the Budget Speech the new regulatory system for the mining rights as detailed in the previous risk factor.

In May 2004, the government of Guinea imposed an embargo on all imports and exports by AngloGold Ashanti’s Siguiri mine including the export of gold bullion and the import of diesel. The embargo has subsequently been lifted by the Guinean government following extensive discussions between itself and the management of AngloGold Ashanti. Negotiations with the government in respect of the Convention de Base are in progress and its outcome cannot be predicted at this stage. The
Convention de Base is an agreement entered into on November 11, 1993, between wholly-owned subsidiaries Golden
Shamrock Mines Limited and Chevaning Mining Company Limited, (original owners of the Siguiri mine) and the Government of
Guinea. The agreement governs the conduct of the Mine in relation to the Government, as regulator.

Labor disruptions in South Africa and other countries could have an adverse effect on AngloGold Ashanti's operating results and financial condition.

As at December 31, 2004, approximately 69 percent (2003: 87 percent) of AngloGold Ashanti's workforce was located in South
Africa.

Approximately 87.5 percent of the workforce on its South African operations is unionized, with the National Union of
Mineworkers ("NUM") representing the majority of unionized workers. AngloGold Ashanti's employees in some South
American countries are also highly unionized. Trade unions have a significant impact on AngloGold Ashanti’s labor relations climate as well as on social and political reforms, most notably in South Africa. In 1987, the NUM embarked on a three-week strike in support of a wage demand. Since then labor relations between AngloGold Ashanti and the industry have stabilized and no significant strikes have occurred. This is in part due to the presence of the representative unions and the part they play in ensuring orderly collective bargaining. It has become practice to negotiate wages and conditions of employment with the unions, every two years, through the Chamber of Mines of South Africa. The most recent settlement negotiation was completed in July 2003, when the parties reached an agreement covering the period from July 1, 2003 to June 30, 2005.
AngloGold Ashanti are at the date of this report, in negotiations with the unions, through the Chamber of Mines of South Africa, regarding a new wage agreement. Furthermore, AngloGold Ashanti has instituted a number of processes at both mine and at company level, whereby management and unions interact regularly and address areas of difference as they arise.

Prior to the Business Combination with AngloGold, Ashanti and its mining contractors also relied to a large degree on a unionized workforce. In 1999, Ashanti experienced strikes at the Obuasi mine in Ghana. There is a risk that strikes or other types of conflict with unions or employees may occur at any one of AngloGold Ashanti’s operations.

It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Should any labor disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti's results of operations and financial condition. For a discussion of AngloGold Ashanti’s employees and labor relations, see “Item 6D.: Employees”.

AngloGold Ashanti faces certain risks in dealing with HIV/AIDS which may have an adverse effect on its operations.

AIDS remains the major health care challenge faced by AngloGold Ashanti's South African operations. Accurate prevalence data for AIDS is not available. The South African workforce prevalence studies indicate that the percentage of the South
African AngloGold Ashanti workforce that may be affected by HIV may be as high as 30 percent. AngloGold Ashanti is continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. On November 14, 2002, AngloGold Ashanti announced that it had begun implementing a voluntary monitored pilot anti-retroviral therapy program for employees in South Africa who are infected with HIV. The pilot program involved offering a triple combination drug regimen, known as a drug cocktail, to 200 Wellness Clinic patients that met the medical eligibility criteria for starting treatment. From April 2003, it commenced a roll out of the treatment to all eligible employees desiring it.

At this stage, the cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral drug cocktail, is an average $213 per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its operations and profitability. Nevertheless, it is not possible to determine with certainty the costs that it may incur in the future in addressing this issue, and consequently, its operations and profitability could be adversely affected. For a more detailed discussion, see Item “4B.: Business overview – Safety and health – South Africa region”.

Some of AngloGold Ashanti's power supplies are not always reliable and have on occasion forced AngloGold Ashanti to halt or curtail activities at its mines. Power fluctuations and power cost increases may have a negative impact on
AngloGold Ashanti's profitability.

Substantial portions of AngloGold Ashanti's mining operations in Ghana are dependent for their electricity supply on hydro-
electric power supplied by the Volta River Authority, or VRA, an entity controlled by the government of Ghana, although
AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage AngloGold Ashanti's equipment. Other than short-term stand-by generators, which are not sufficient to allow AngloGold Ashanti to continue mining operations, AngloGold Ashanti has no means of obtaining alternative power in the event of a supply shortage from the VRA. The VRA also obtains power from neighbouring Cote d'Ivoire, which has recently experienced some political instability and civil unrest. These factors may cause interruptions in AngloGold Ashanti's power supply or result in increases in the cost of power even if they do not interrupt supply.

AngloGold Ashanti's mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. AngloGold Ashanti's power supply has been disrupted in the past and AngloGold
Ashanti has suffered resulting production losses as a result of equipment failure.

The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may affect its cash flows and overall profitability.

AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse impact on its operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti's insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to have insurance for certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums.
AngloGold Ashanti has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti's cash flows and overall profitability.

If securities litigation currently pending in the United States is not resolved satisfactorily out of court, then any substantial damages awarded to plaintiffs by a court of law may affect AngloGold Ashanti’s business and financial condition.

The former Ashanti Goldfields Company Limited, which is now part of the group, is currently subject to litigation, including a consolidated class action lawsuit pending in the United States alleging misstatements and non-disclosures in connection with
SEC filings and other public statements made in by Ashanti between 1997 and 1999 concerning Ashanti's hedging program.
Negotiations are in progress to settle this litigation out of court. There is no guarantee that a settlement can be reached in a manner satisfactory to the parties involved. In addition, if the settlement negotiations are not successful, the outcome of the litigation will not be known and the company may be required to pay substantial amounts in respect thereof.

Risks related to AngloGold Ashanti’s ordinary shares and ADSs

Sales of large numbers of AngloGold Ashanti’s ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of AngloGold Ashanti’s ordinary shares or ADSs could fall if large amounts of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Holders of AngloGold
Ashanti ordinary shares or ADSs may decide to sell them at any time. Sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for the AngloGold Ashanti ordinary shares or ADSs, causing their market prices to decline.

Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti's securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.

AngloGold Ashanti has historically declared all dividends in South African rand. As a result, exchange rate movements may have affected and may continue to affect, respectively, the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold
AngloGold Ashanti's securities. This may reduce the value of these securities to investors. At the general meeting of
AngloGold Ashanti's shareholders held on December 5, 2002, a majority of its shareholders passed a special resolution adopting a new Memorandum and Articles of Association, which, among other things, allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti's Board, or its shareholders at a general meeting. If, and to the extent AngloGold Ashanti declares dividends and distributions in US dollars, exchange rate movements will not affect the
US dollar value of any dividends or distributions. Nevertheless, the Australian dollar and British pound and Ghanaian cedi value of any dividend or distribution will continue to be affected and the South African rand value of any dividend or distribution will also be affected. If and to the extent dividends and distributions are declared in South African rand, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and the Australian dollar, British pound, Ghanaian cedi and US dollar market value of AngloGold Ashanti's securities will continue to fluctuate with exchange rate movements.

Item 4: Information on the company

AngloGold Ashanti, as it conducts business today, was formed on April 26, 2004 following the Business Combination of
AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti). AngloGold, formerly Vaal Reefs
Exploration and Mining Company Limited, was incorporated in South Africa in 1944.

4A. History and development of the company

AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company’s 22 operations comprising open-pit and underground mines and surface reclamation plants are located in ten countries (Argentina, Australia, Brazil,
Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America), and are supported by extensive exploration activities. The combined proven and probable ore reserves of the group amounted to 79 million ounces as at
December 31, 2004.

AngloGold Ashanti is listed on the following securities exchanges under the respective trading symbols: Johannesburg (ANG),
New York (AU) and Australia (AGG), as well as the London Stock Exchange (ANG), Euronext Paris (VA), Euronext Brussels
(ANG) and the Ghana Stock Exchange (AGA and AADS).

AngloGold Ashanti Limited (formerly AngloGold Limited) (Registration number 1944/017354/06) was incorporated in the
Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act 61 of 1973, as amended. Its principal executive office is located at 11 Diagonal Street,
Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637-6000). AngloGold Ashanti’s
US office is located at 509 Madison Avenue, Suite 1914, New York, NY 10022, USA (Tel. +1 212 750 5626).

AngloGold was formed in June 1998 through the consolidation of the gold interests of Anglo American Corporation of South
Africa Limited (AAC) and its associated companies into a single, focused, independent, global gold company. Vaal Reefs
Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold
Limited and increased its authorized share capital, effective March 30, 1998.

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
·
H.J. Joel Gold Mining Company Limited (HJ Joel); and
·
Western Deep Levels Limited (Western Deep Levels)
(collectively the “participating companies”). A total of 51,038,968 ordinary shares were issued to AAC and 66,010,118 ordinary shares to other shareholders in exchange for their shares in these companies.

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
·
other sundry share interests
(collectively the “share interests companies”). A total of 25,734,446 ordinary shares were issued to AAC and 957,920 ordinary shares to minority shareholders in exchange for their shares in these companies.

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

In December 1998, AngloGold agreed to purchase Minorco’s gold interests located primarily in North and South America. This transaction became effective March 31, 1999. See “Item 4B.: Business overview – Products, operations and geographic locations – North American operations” and “ – South American operations”.

With effect from December 31, 1999 AngloGold acquired Acacia Resources in Australia, including all or part of new mining operations and exploration activities. See “Item 4B.: Business overview – Products, operations and geographic locations –
Australian operations”.

With effect from July 3, 2000, AngloGold acquired an effective 40 percent interest in the Morila mine located in Mali from
Randgold Resources. See “Item 4B.: Business overview – Products, operations and geographic locations – East and West
African operations – Morila”.

With effect from December 15, 2000, AngloGold acquired a 50 percent interest in the Geita mine located in northern Tanzania from Ashanti Goldfields Company Limited. See “Item 4B.: Business overview – Products, operations and geographic locations
East and West African operations – Geita”.

In 2000, in support of its market development initiatives, AngloGold acquired a 25 percent interest in OroAfrica, South Africa’s largest manufacturer of gold jewellery and a 33 percent holding in GoldAvenue, an e-commerce business in gold, created jointly with JP Morgan and Produits Artistiques de Metaux Precieux (PAMP). As at December 31, 2004 AngloGold Ashanti
held 26.6 percent of OroAfrica. Gold Avenue continued to sell gold jewellery by catalogue and website until early 2004, after which it was wound-up.

In December 2000, agreement was reached with Harmony Gold Mining Company Limited, whereby Harmony agreed to purchase AngloGold’s Elandsrand and Deelkraal mines with effect from February 1, 2001 for an amount of $109 million. All conditions precedent relative to the sale were fulfilled on April 9, 2001 on which date the agreement of sale became unconditional.

In terms of an agreement signed with African Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company
Limited) (“ARM”) in January 1998, the No. 2 Shaft Vaal River Operations was tributed to ARM on the basis that 40 percent of all revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold. With effect from
July 1, 2001, AngloGold announced that it had disposed of its interests in No. 2 Shaft Vaal River Operations to ARM for the
sum of $1 million.

On September 5, 2001, AngloGold announced that it was to make a takeover offer for Normandy Mining Limited (Normandy),
Australia’s largest listed gold mining company. The offer was to be settled in AngloGold ordinary shares in the ratio of
4.30 AngloGold ordinary shares for every 100 Normandy shares. The final offer to Normandy shareholders comprised
4.30 AngloGold ordinary shares plus a cash consideration of A$30 for every 100 Normandy shares. At the close of the offer on
January 18, 2002, AngloGold had received acceptances totaling 159,703,481 Normandy shares (7.16 percent of the Normandy issued share capital). Arising out of the offer, a total of 6,869,602 AngloGold ordinary shares were issued. This excludes
143,630 AngloGold ordinary shares issued under the top-up facility to Normandy shareholders. The Normandy shares acquired were sold on the market on January 21, 2002 realizing a total of $158 million. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

On April 11, 2002 AngloGold announced that the final condition precedent for the sale of its Free State assets to African
Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company Limited) and Harmony Gold Mining Company
Limited, through a jointly-owned company (“Free Gold”), had been fulfilled for a net consideration of $229 million including tax payable by AngloGold and net of contractual obligations pursuant to the sale. The sale was effective from January 1, 2002.
See note 25 to the consolidated financial statements “Sales of shafts”.

During July 2002 AngloGold acquired an additional 46.25 percent of the equity, as well as the total loan assignment, of Cerro
Vanguardia SA, a company conducting gold mining operations in Argentina, from Pérez Companc International SA, for a net consideration of $97 million, thereby increasing its interest in Cerro Vanguardia to 92.5 percent. For a detailed discussion see note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

AngloGold disposed of its wholly-owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, a stone crushing company, to a joint venture of that company’s existing management and a group of black entrepreneurs, with effect from October 1, 2002, for a consideration of R5 million, comprising R1.4 million in respect of the equity interest and R3.6 million, in respect of a loan claim. In respect of the equity interest, R450,000 in cash and the outstanding balance of R950,000 together with the loan of
R3.6 million is payable in five equal annual installments, together with interest, commencing October 1, 2003. The agreement of sale provides for a 10 percent interest in Stone and Allied Industries (O.F.S.) Limited to be held by Masakhisane Investment
Limited, a wholly-owned subsidiary established by AngloGold in terms of its Small and Medium Enterprises Development
Initiative, which company will render technical and administrative assistance to the purchasers until the total amount of the consideration has been settled. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

On April 8, 2003 AngloGold announced that it had reached agreement with Helix Resources Limited for the sale of its interest in the Gawler Craton and Tarcoola Joint Ventures in South Australia. As announced on June 6, 2003 the sale of AngloGold’s
49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project was finalized, for a consideration comprising cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million
Helix options exercisable at A$0.25 per option before November 30, 2005, with an additional payment of $335,000
(A$500,000) deferred to the delineation of 350,000 ounces. Helix’s proposed acquisition of AngloGold’s rights to the Tarcoola
Project, 60 kilometers to the south, was excluded from the final agreement. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

On May 23, 2003 AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineraç o
Pedra Breanca do Amapari, for the total consideration of $18 million. The effective date of the transaction was May 19, 2003.
The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property from Minorco, AngloGold had sought to prove up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to
Queenstake Resources USA Inc., effective June 30, 2003. This follows negotiations originally announced on February 27,
2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and
32 million shares issued by a subsidiary, Queenstake Resources Limited, with $6 million in deferred payments and $4 million in future royalties. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction, were sold in November 2003. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

On July 8, 2003 AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines Limited and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

On September 18, 2003 AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields of a portion of the Driefontein mining area to AngloGold for a cash consideration of R315 million ($48 million).
See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

On January 20, 2004 AngloGold announced that it had received a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold’s purchase of the Western Tanami
Project. This follows an initial payment of A$0.3 million ($0.2 million) made on November 24, 2003, when the Heads of
Agreement was signed by the companies. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

The Business Combination between AngloGold and Ashanti Goldfields Company Limited which was originally announced on
May 16, 2003 was completed with effect from Monday, April 26, 2004, following the confirmation by the High Court in Ghana on Friday, April 23, 2004, of the scheme of arrangements, in terms of which AngloGold acquired the entire issued share capital of Ashanti. AngloGold changed its name to AngloGold Ashanti Limited on April 26, 2004, the effective date of the transaction.
See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

Ashanti Goldfields Company Limited

Ashanti Goldfields Corporation Limited was founded in 1897 to develop a mining concession in the area of the operations at
Obuasi. In 1969, Ashanti became a wholly-owned subsidiary of Lonrho Plc (later Lonmin Plc, a UK-listed company which at that time had interests in mining, hotels and general trade in Africa).

The government of Ghana acquired 20 percent of Ashanti from Lonmin in exchange for the extension of Ashanti’s mining lease over its concession area. In 1972, the government of Ghana formed a Ghanaian company to take over the assets, business and functions formerly carried out by Ashanti, holding 55 percent of the outstanding shares. Further developments include:
·
·
in 1994, as part of its divestiture policy, the government of Ghana sold part of its holding at which time the company was listed in Ghana;
in 1996, Ashanti acquired companies holding interests in the Ayanfuri, Bibiani, Iduapriem, Siguiri and Freda-Rebecca
properties as well as an interest in what was then the Geita exploration concession in Tanzania. This was followed by the acquisition in 1998 of SAMAX Gold Inc., the principal asset of which was the other part of the interest in the Geita exploration concession adjacent to Ashanti’s existing license area;
·
in 1999/2000, the Geita mine was developed and, in 2000, AngloGold acquired a 50 percent interest; and
·
in 2000, Ashanti acquired a 90 percent interest in the Teberebie mine, adjacent to the Iduapriem mine.
From the end of 1999 to June 2002, commencing with a sharp rise in the price of gold which led initially to a liquidity crisis,
Ashanti engaged in a process of financial restructuring with its banks, hedge counterparties and noteholders. In June 2002, the company completed a financial restructuring which involved entering into a new enlarged revolving credit facility of
$200 million, raising approximately $41.8 million from the early exercise of 70.3 percent of its warrants (which were previously issued to banks and hedge counterparties and which were exchangeable for shares); reaching agreement with hedge counterparties for continued margin-free trading; and raising $75 million through the issue to its largest shareholder, Lonmin, of mandatorily exchangeable notes, or MENs.

Business Combination between AngloGold and Ashanti

On August 4, 2003, AngloGold and Ashanti announced that they had agreed the terms of a recommended Business
Combination at an exchange ratio of 0.26 AngloGold ordinary shares for every Ashanti share. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin, which held 27.6 percent of Ashanti’s issued share capital, agreed, among other things, to vote its Ashanti shares in favor of the Business Combination.

After further discussion with AngloGold and careful, detailed consideration of a competitive proposal, and following the increase by AngloGold in the offer consideration from 0.26 to 0.29 ordinary shares, the Ashanti board announced on
October 15, 2003 that it was recommending the improved final offer from AngloGold. On October 28, 2003, the government of
Ghana, which held 16.8 percent of Ashanti’s issued share capital, announced its support for the AngloGold offer, as well as the principal terms of a Stability Agreement which the government of Ghana intended to enter into with AngloGold.

AngloGold and the government of Ghana agreed the terms of a Stability Agreement, approved by the parliament of Ghana on
February 18, 2004, to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti will operate in Ghana following the implementation of the Business Combination.

Under the Stability Agreement, the government of Ghana:
·
agreed to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the Business
Combination;
·
agreed to maintain for a period of 15 years, the royalties payable by Ashanti with respect to its mining operations in Ghana at a rate of 3 percent per annum of the total revenue from minerals obtained by Ashanti from such mining operations;
·
agreed to maintain the corporate tax rate for Ashanti and fix this rate for each of its subsidiaries in Ghana at 30 percent for a period of 15 years;
·
agreed that the sale of Ashanti or any of its subsidiaries’ assets located in Ghana remain subject to the government’s approval;
·
agreed to permit Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of their exportation proceeds in foreign currencies offshore, or if such currency is held in Ghana, to guarantee the availability of such foreign currency;
and
·
retained its special rights (“Golden Share”) under the provisions of the mining law pertaining to the control of a mining company, in respect of the assets and operations in Ghana. See “Golden Share” below. For details of the provisions of the mining law, see “Item 4B.: Business Overview – Rights to mine and title to properties – Ghana – Control of mining companies”.
The government of Ghana also agreed that Ashanti’s Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the Business Combination. In consideration for these agreements and undertakings,
AngloGold agreed to issue to the government of Ghana 2,658,000 new AngloGold ordinary shares and to pay to the government of Ghana $5 million in cash, promptly after the implementation of the Business Combination. AngloGold also agreed to pay to the government of Ghana, on the date of the completion of the Business Combination, an additional $5 million in cash towards the transaction costs incurred by the government of Ghana in its role as regulator of Ashanti.
In consideration of the agreements and undertakings contained in the Stability Agreement, AngloGold committed to:
·
the recapitalization of the existing Obuasi mine as well as to undertake further exploration of Obuasi Deeps;
·
expenditure of $220 million on the existing Obuasi mine over the five-year period commencing January 1, 2004, which includes an amount of $110 million in real terms, to be spent on underground equipment, infrastructure and environmental and planning systems for the existing Obuasi mine;
·
conclude by December 31, 2008, the required exploration program and feasibility studies with regard to Obuasi Deeps, at an estimated cost of $44 million;
·
for a period of two years, to not implement any new retrenchment program in Ghana (excluding individual dismissals made from time-to-time) and to continue to apply Ashanti’s existing and approved retrenchment programs; and
·
establish and/or maintain a community trust in Ghana to which AngloGold will contribute a total amount of 1 percent of profits generated in Ghana; and implement programs pertaining to training, malaria control and improvement of health, safety and working conditions.
The Business Combination was effected by means of a scheme of arrangement, under Ghanaian law, which required and obtained the approval of Ashanti shareholders and the confirmation by the High Court of Ghana. In terms of the Business
Combination, Ashanti shareholders received 0.29 ordinary shares or 0.29 ADSs of AngloGold for every Ashanti share or
Ashanti GDS (Global Depositary Security) held. Each ADS represents one ordinary AngloGold share. The Business
Combination became effective on April 26, 2004 after the Court Order from the High Court of Ghana was lodged with the
Ghana Registrar of Companies. From the effective date, Ashanti became a private company and AngloGold changed its name to AngloGold Ashanti Limited, following approval by its shareholders at a general meeting held on April 8, 2004.

Golden Share
The following requires, and will not be effective without, the written consent of the government of Ghana as the holder of the Golden Share:
·
any disposal by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group’s assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the Ashanti Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).

The Golden Share does not carry any right to vote at any general meeting of Ashanti.
Convertible Bonds

On February 19, 2004 AngloGold announced the launch of an offering of $900 million convertible bonds due 2009, subject to increase by up to $100 million pursuant to an option, by its subsidiary, AngloGold Holdings plc. The bonds are guaranteed by
AngloGold. This was followed by an announcement of February 20, 2004 which advised the pricing of the offering at
2.375 percent while on February 25, 2004, AngloGold announced that the Managers had exercised the option to subscribe for additional bonds in a principal amount of $100 million, increasing the offering to $1 billion. The offer closed and was settled on
February 27, 2004.

Recent developments – AngloGold Ashanti

Developments by the AngloGold Ashanti group post the Business Combination include:

The $75 million MENs were redeemed following the Business Combination.

On July 1, 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc (TSG) for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately £18 million ($32 million)
in two subscriptions for ordinary shares. TSG is listed on the London Stock Exchange’s Alternative Investment Market (AIM).
This first move into Russia allows AngloGold Ashanti the opportunity of establishing a meaningful interest in a company with
Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as being able to establish a business within this prospective New Frontier. On
December 23, 2004, it was announced that the second subscription had been delayed to April 15, 2005 while on April 18,
2005, the second subscription date was extended by a further two weeks to April 29, 2005. On April 28, 2005, the company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on June 30, 2004.
The revised terms of the subscription were approved by TSG shareholders on May 27, 2005 and AngloGold Ashanti’s
17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

On August 5, 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation. See note 3 to the consolidated financial statements
“Acquisitions and disposals of businesses and assets”.

In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold’s interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective
June 30, 2003. Based on an agreement reached between the parties, AngloGold Ashanti was paid on August 25, 2004 approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

In a joint announcement made on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in
Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Pty) Limited for a deferred consideration of $2 million. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine. The sale was effective on
September 1, 2004. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

Agreement was reached to sell AngloGold Ashanti’s 40 percent equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited for a cash consideration of R20 million ($3 million). Tameng owns certain mineral rights to platinum group metals (PGMs) on the farm Locatie Van M’Phatlele KS 457, on the northern limb of the
Bushveld Complex in the Limpopo Province in South Africa. The sale was effective on September 1, 2004. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

In an announcement made on October 11, 2004, AngloGold Ashanti advised that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 for a cash consideration of A$5 million ($4 million). This placement will be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the
Philippines. See note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”.

On January 27, 2005, AngloGold Ashanti announced the signing of a new three-year loan facility agreement for $700 million to replace the existing $600 million facility that matured in February 2005. The facility was used to repay the maturing facility of
$600 million ($265 million drawn as at December 31, 2004) and for general corporate purposes. The new facility will reduce the group's cost of borrowings, as the borrowing margin over LIBOR will reduce from 70 to 40 basis points. The facility was arranged with a number of AngloGold Ashanti's relationship banks. The company expects to finance the repayment of debt scheduled to mature in 2005 from existing cash resources, cash generated from future operations, its existing debt facilities and, potentially, future debt facilities and debt instruments.

A substantial restructuring of the AngloGold Ashanti hedge book commenced in late December 2004 and was completed in
January 2005. This resulted in a reduction in the net delta of the combined hedge by 2.2 million ounces during the fourth quarter. The restructured hedge now represents cover equal to 31 percent of five years’ production spread over a ten-year period.

On April 15, 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups,
DRDGold, Harmony and AngloGold Ashanti to share equally the costs of pumping water at some shafts of DRDGold’s North
West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRDGold’s threat to cease funding the pumping of water at these shafts, after placing Buffelsfontein, its subsidiary that operated the North
West operations, into liquidation on March 22, 2005. The aggregate monthly cost of pumping is estimated at R8 million
($1.2 million). See note 31 to the consolidated financial statements “Subsequent events”.

On April 29, 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-
owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills
Joint Ventures to Crescent Gold Limited, for a total consideration of A$4 million ($3 million). A$0.3 million ($0.2 million) was payable on the execution of a binding sale and purchase agreement, A$1 million ($0.8 million) is payable in Crescent Gold shares and A$3 million ($2 million) is payable in cash, on or before December 15, 2006. See note 31 to the consolidated financial statements “Subsequent events”.

On June 1, 2005, AngloGold Ashanti noted the publication of the report issued by the Human Rights Watch in which it was alleged that AngloGold Ashanti had provided funding to rebel militia in the Democratic Republic of Congo, as well as logistical and medical support. AngloGold Ashanti admitted that certain payments were extorted from junior personnel under duress by the militia. A high level review of the accusations was carried out to consider the company’s exploration activities in that country and on June 21, 2005, the company announced that it would continue with its exploration activities, but would closely monitor the situation in the region. See “Item 3, Risk Factors - AngloGold Ashanti has exploration operations in countries that face political and economic risks”.

4B. Business overview

Gold market

The gold market is relatively liquid compared to many other commodity markets. Physical demand for gold is primarily for fabrication purposes, including jewellery (which accounts for almost 80 percent of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (a consequence of the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production have meant that, historically, the potential total supply of gold is far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent with other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic events. In times of inflation and currency devaluation, gold is often seen as a refuge, leading to increased purchases and support for the price of gold.

Interest rates affect the price of gold on several levels. High real rates of interest increase the cost of holding gold and discourage physical buying in developed economies. High US interest rates would also make hedging or forward selling of gold attractive because of the higher contango premiums available in the forward prices. Increased forward selling in turn has an impact on the spot price at the time of such sales. At a secondary level, changes to interest rates are viewed by market participants as indicators of other economic changes (including expectations of inflation), and have been used historically by market participants to motivate decisions to buy or sell gold.

Changes in exchange rates against the dollar affect levels of demand for gold in non-US economies. In South East Asia, for example, during the mid-1990s strong local currencies encouraged robust gold demand due to low real gold prices in local currencies. In contrast, when South East Asian currencies fell sharply against the dollar in 1997, the local currency values of gold increased proportionally, and wholesale selling of the metal ensued in the region. Recoveries in Asian currencies since
1999, have resulted in a decline in gold prices in terms of these currencies which in turn has led to a rise in gold demand to previous levels. In the investment market, a strong dollar during the 1990s had a negative effect on investment demand for gold in developed economies. Since 2001, the weakness in the dollar has been seen as a signal to buy gold.

While political and economic crises can have either a positive or negative impact on gold, this is not inevitable. As a recent example of this, in 1998, despite negative sentiment caused by the Russian financial crisis and ensuing corrections in the capital markets worldwide, the price of gold remained stable. By contrast, more recent political events have helped to drive the gold price higher, particularly the war in Iraq.

The market in 2004

The return of investor interest in gold resulted in a sustained rise in the gold price during the latter half of 2004. The gold price rose almost uninterruptedly for three months to early December to $456.75 per ounce, the highest price in almost 17 years.
There was a measure of correction after the price failed to rise above $460 per ounce, and the price ended the year at
$435 per ounce, up by 6 percent from the beginning of 2004. The market has since corrected further to a low of $410 per ounce, but buying interest has returned and the price rally of the past three years appears intact.

The driving influence on investor sentiment was the weakening dollar, particularly against the euro, but also against the
Japanese yen. This has been the case also for the past three and a half years and the correlation between the rising dollar spot price of gold and the weakening dollar against the euro reached 97 percent over the three months to December. While this does not mean that other factors do not influence the gold market and the price of gold from time to time, it does underline the primary influence of the health of the US currency on the gold price in the current market cycle.

In this respect, the gold market differs from the parallel cycle of rising base metal and commodity prices, which has also been influenced to some extent by investor buying on the back of a weakening US currency. However, prices of industrial metals are being driven mainly by Chinese demand at present. The correlation between the gold price and the weak dollar is an important one for the year ahead.

Investment demand remains the instrument through which this influence on the gold price is manifested. The role played by investors and speculators in gold on the New York Comex has been supplemented by the launch in the USA of the gold exchange-traded fund, the streetTRACKS Gold Shares. The fund was created by the World Gold Council in partnership with
State Street Global Markets and by early 2005 this fund had purchased on behalf of its investors over 140 tons of physical gold in the market. This level of investment is equal to over 25 percent of the net long position in gold on the New York Comex. On the Comex itself, during the year the total open position in gold reached a record high of over 22 million ounces, or 685 tons.
The net long position remained consistently strong throughout the final quarter of 2004, although it failed to reach the record high levels seen in early April.

The average spot price of $409 per ounce for the year was $46 per ounce or 13 percent stronger than the average for the previous year. However, the rand strengthened against the dollar by some 15 percent during this period, and the rand gold price enjoyed no benefit from the higher dollar prices. The gold price in rands at the end of 2004 of R79,442 per kilogram was over 10 percent (or R9,000 per kilogram) lower than the local gold price at the beginning of 2004, and the average local price of R84,400 per kilogram for 2004 was 4 percent lower than the average price in 2003.

Currencies

The recovery in the dollar which began early in the first quarter of 2004 lasted well into the third quarter of the year. For over six months, the US currency traded mostly between $1.20 and $1.25 to the euro, and reached ¥115 during May 2004. The dollar’s strength during this time was a result largely of purchases of dollar instruments by monetary authorities in China and
Japan. As this Asian intervention ended, so did the recovery in the US currency, and the dollar’s devaluation resumed late in the third quarter, and continued unbroken for four months, to close 2004 at almost $1.36 to the euro and at ¥102. By the end of the year, the euro had gained 8 percent and the yen 5 percent against the dollar compared to their exchange rates at the beginning of 2004.

The cycle of dollar weakness continued as the market took the view that the challenge of the US budget deficit was unlikely to be resolved and the US currency would have to weaken in order to set in motion the economic corrections necessary to reduce the US deficits. This market view was reinforced by the public announcement in mid-November by Alan Greenspan, Chairman of the US Federal Reserve Bank, that the current account deficit of the US was unsustainable and that the willingness of foreign investors to finance that deficit through investments in the US currency was finite. After this announcement, the US currency went on to touch a record low of over $1.37 to the euro, and also to lose ground against the yen. With the weaker dollar came a stronger gold price, and the behavior of gold as a currency trade against the dollar was reinforced. Since the end of 2004, the dollar has recovered somewhat against both the euro and the yen.

The South African rand has strengthened against the dollar by significantly more than the dollar has weakened against other major currencies. At its strongest point against the dollar (at the end of 2004), the rand had gained 17 percent since the beginning of 2004. The local currency also showed significant volatility during the year. While the rand has been helped in
2004 by the weakening dollar, it has also benefited from strong commodity prices and from sustained investor interest in the
South African economy. In addition, sound economic policies have translated to sustained growth in the country and to a further upgrading of the country’s sovereign risk rating by international ratings agencies. While the value of the rand remains vulnerable to a recovery in the dollar, or to specific event-driven reactions, it is otherwise likely to sustain its strength against major currencies into 2005.

AngloGold Ashanti believes that the primary driver in gold continues to be strong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. Among these is the possibility of a further decline in the dollar.

The physical market for gold in the first half of 2004 showed some positive adjustment, and some acceptance of higher gold prices. This resulted in a slight recovery in demand and some slippage in supply and a physical market move in balance for that. In particular, in the important area of demand for gold in jewellery, latest reports show improved offtake in the Middle East
(particularly in Turkey) and in South East Asia (particularly Vietnam), and sustained demand in India. Set against this demand performance, official sales of gold were lower in 2004, due in part to the process of renegotiation and extension of the
Washington Agreement for a further five years, and lower scrap sales.

A further contribution to an improved supply/demand balance is likely to come from rising gold offtake in jewellery in China this year, the first time in several years. This improvement has come with the completion in 2003 of the deregulation of the gold jewellery market in China, and the subsequent introduction by the World Gold Council of modern, 18-carat gold jewellery to metropolitan markets in China. This new product is able to compete with platinum jewellery on price, color and design and it has been interesting to see growing sales of this new product and a simultaneous fall in platinum jewellery sales in the China mainland market during 2004.

Hedging
As at December 31, 2004, the net delta held position of AngloGold Ashanti was 10.49 million ounces or 326 tons, valued at the spot price of gold on that date of $434.70 per ounce. This net delta position reflects a decrease over the year of 4.2 million ounces or 130 tons in the net combined size of the AngloGold Ashanti hedge since the beginning of 2004 and the take-on of the Ashanti hedge in April 2004. This decrease has been achieved by the active management of hedge positions quarter on quarter, and a restructuring and reduction of hedge commitments during the final quarter of 2004. The marked-to-market value of the hedge position as at December 31, 2004 was negative $1.161 billion. The group continues to manage its hedge positions actively and to reduce overall levels of pricing commitments in respect of future gold production by the group.
The process of producing gold
The process of producing gold can be divided into six main phases:
·
finding the orebody;
·
creating access to the orebody;
·
removing the ore by mining or breaking the orebody;
·
·
transporting the broken material from the mining face to the plants for treatment;
processing; and
refining.
The basic process applies to both underground and surface operations.
Finding the orebody
AngloGold Ashanti’s global exploration program generates targets and undertakes exploration, on its own or in conjunction with joint venture partners.
Creating access to the orebody
There are two types of mining which take place to access the orebody;
·
underground – a vertical or decline shaft (designed to transport people and/or materials) is first sunk deep into the ground, after which horizontal development takes place at various levels of the main shaft or decline. This allows for further on-
reef development of specific mining areas where the orebody has been identified; and
·
open-pit – where the top layers of topsoil or rock are removed in a process called “stripping” to uncover the reef.
Removing the ore by mining or breaking the orebody
·
In underground mining, holes are drilled into the orebody, filled with explosives and then blasted. The blasted “stopes” or
“faces” are then cleaned and the ore released is now ready to be transported out of the mine.
·
In open-pit mining, drilling and blasting may also be necessary to release the gold-bearing rock; excavators then load the material on to the ore transport system.
Transporting the broken material from the mining face to the plants for treatment
·
Underground ore is transported by means of vertical and/or horizontal transport systems. Once on surface, conveyor belts usually transport the ore to the treatment plants.
·
Open-pit mines transport ore to the treatment plants in vehicles capable of hauling huge, heavy loads.
Services
Mining activities require extensive services, both on the surface and underground, including:
·
·
·
·
·
·
·
mining engineering services;
mine planning;
ventilation;
provision of consumable resources;
engineering services;
financial, administration and human resource services; and
environmental/permitting services.

Processing
·
Comminution is the breaking up of ore to make gold available for treatment. Conventially, this process occurs in multi-
stage crushing and milling circuits. Modern technology is based on large mills fed directly with run-of-mine material.
·
Gold ores can typically be classified into:
o    refractory ores, where the gold is locked within a sulphide mineral and not readily available for recovery by the cyanidation process; or
o free milling, where the gold is readily available for recovery by the cyanidation process.
·
Refractory ore treatment – after fine grinding the sulphide materials are floated away from the barren gangue material to produce a high-grade sulphide concentrate. The sulphide concentrate is oxidized by either roasting as at AngloGold
Ashanti Mineração or bacterial oxidation (BIOX) as at Obuasi. The oxidation process oxidizes the sulphide minerals liberating the gold particles making them amenable to recovery by the cyanidation process.
Free milling and oxidized refractory ores are processed for gold recovery by agitator leaching the ore in an alkaline cyanide leach solution followed generally by adsorption of the gold cyanide complex on to activated carbon-in-pulp (CIP).
·
The alternative process is the heap-leach process. Generally considered applicable to only high-tonnage, low-grade ore deposits, AngloGold Ashanti has successfully applied this to medium-grade deposits where the ore deposit tonnage cannot economically justify constructing a process plant. Here, the run-of-mine ore is crushed and placed on the leach.
Low strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The dissolved gold bearing solution is collected from the base of the heap and transferred to the carbon-in-
solution (CIS) columns where the gold cyanide complex is adsorbed on to activated carbon. The stripped solution is recycled back to the top of the heaps.
Gold adsorbed on to activated carbon is recovered by a process of re-dissolving the gold from the activated carbon
(elution), followed by precipitation in electro-winning cells and subsequent smelting of that precipitate into bars that are shipped to the gold refineries.
The treatment of tailing stockpile from previous decades’ operations is also practiced by AngloGold Ashanti. The old tailings are mined by water sluicing followed by agitator leaching in alkaline cyanide solution and recovery of dissolved gold on to activated carbon.
At AngloGold Ashanti operations, the major by-products produced are:
o      Silver, which is associated with gold in ratios ranging from 0.1 to 1 to 200:1 silver to gold;
o      Sulphuric acid which is produced by scrubbing the off gases from the roasting plants; and
o      Uranium which is recovered in a process which involves initial acid leaching followed by recovery of the leached uranium on to resin and subsequent stripping with ammonium hydroxide and precipitation of crude yellow cake.
·
·
·
·
·
The tailings from the process operations are stored in designated Tailings Storage Facilities designed to enhance water recovery and prevent containment seepage into the environment.
Refining
The gold dust is then smelted into gold bars, which are transported to a refinery for further refining, to as close to pure gold as possible – good delivery status. This gives the assurance that the bar contains the quantity and purity of gold as stamped on the bar.

Products, operations and geographic locations
AngloGold Ashanti’s main product is gold. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.

Operating performance and outlook
Overall gold production for 2004 rose as a result of the combination of the AngloGold assets with those of Ashanti, in line with the company’s strategy of achieving geographic and orebody diversity. Gold production for the year amounted to 6.05 million ounces, an increase of 8 percent when compared with 2003 gold production of 5.62 million ounces. Gold production from outside South Africa – principally from low-cost surface and shallow mines – rose by 27 percent to 2.973 million ounces.
Strong operating currencies against the US dollar and rising cost of inputs resulted in total cash costs increasing by 17 percent to $268 per ounce (2003: $229 per ounce).
Gold production in 2003 declined to 5.62 million ounces, representing a 5 percent decrease in gold production compared to
2002. Total cash costs increased to $229 per ounce in 2003, an increase of $68 per ounce from 2002.
Capital expenditure for the year rose to $583 million from $363 million in 2003. Of this, $329 million (56 percent) was for maintenance capital expenditure and $254 million (44 percent) for new projects. Capital expenditure in 2002 amounted to
$271 million.
Capital expenditure in 2005 is expected to be $655 million, mainly at the South African, South American and former Ashanti operations.
The operations and geographical areas in which AngloGold Ashanti currently operates are shown below.

REVIEW OF OPERATIONS - SUMMARY
Attributable tones
treated/milled (Mt)
Average grade
recovered (g/t)
Attributable gold
production (000oz)
Total cash costs
($/oz)
(1)
2004     2003       2002     2004      2003      2002     2004      2003      2002      2004     2003      2002
SOUTH AFRICA
West Wits
Mponeng 1.7 1.7 1.7 8.14 8.96 8.63 438 499 466 322 247 178
TauTona 1.6 1.7 1.7 10.88 12.09 11.66 568 646 643 245 194 132
Savuka 0.8 1.0 1.0 6.19 5.81 7.07 158 187 236 455 448 245
Vaal River
Great Noligwa 2.4 2.4 2.5 10.38 10.57 11.02 795 812 880 231 218 124
Kopanang 2.0 2.2 2.2 7.37 7.07 7.23 486 497 511 281 266 165
Tau Lekoa 2.4 2.4 2.2 3.87 4.24 4.45 293 322 311 370 294 192
Ergo 28.7 30.9 32.8 0.24 0.20 0.25 222 203 264 389 349 184
ARGENTINA
Cerro Vanguardia(92.5 percent) 0.9 0.9 0.6 7.60 7.15 9.49 211 209 179 156 143 104
AUSTRALIA
Sunrise Dam 3.7 3.6 3.4 3.46 3.12 3.49 410 358 382 260 228 177
Boddington
(6)
–            –            –            –           –            –            –            –            2            –            –           –
Union Reefs
(1)
– 2.0
2.7            –
1.12 1.36 – 74 118 – 272 224
BRAZIL
AngloGold Ashanti Mineraçáo 1.0 1.1 0.9 7.62 6.84 6.71 240 228 205 133 141 131
Serra Grande (50 percent) 0.4 0.4 0.4 7.80 7.88 7.84 94 95 94 134 109 100
GHANA
Obuasi
(2)
2.6            –            –
3.08            –            –
255            –            –
305            –            –
Bibiani
(2)
1.7            –            –
1.93            –            –
105            –            –
251            –            –
Iduapriem
(2)
2.2            –            –
1.76            –            –
125            –            –
303            –            –
GUINEA
Siguiri (85 percent)
(2)
2.6            –            –
1.10            –            –         83            –            –
443            –            –
MALI
Sadiola (38 percent) 2.0 1.9 1.9 2.77 2.77 2.96 174 172 182 242 210 163
Yatela (40 percent) 1.1 1.0 1.1 3.41 2.84 3.60 97 87 107 255 235 175
Morila (40 percent) 1.4 1.3 1.1 4.57 7.56 11.96 204 318 421 196 108 74
NAMIBIA
Navachab 1.3 1.3 1.4 1.59 1.75 1.93 67 73 85 348 274 147
TANZANIA
Geita
(5)
4.8         2.9        2.5       3.74       3.60       3.62       570         331        290       250        183        175
UNITED STATES OF AMERICA
Cripple Creek & Victor 18.2 17.1 12.4 0.61 0.67 0.82 329 283 225 220 199 187
Jerritt Canyon
(3)
– 0.5
0.9            –
7.15
7.91           –
107
237           –
270 249
ZIMBABWE
Freda-Rebecca
(2)(4)
0.1            –            –
1.66            –            –           9            –            –
417            –            –
(1)
Union Reefs ceased production in February 2004.
(2)
Interest acquired April 26, 2004 with reporting from May 1, 2004.
(3)
Jerritt Canyon Joint Venture was sold effective June 30, 2003.
(4)
Freda-Rebecca was sold effective September 1, 2004.
(5)
50 percent holding to April 26, 2004 and 100 percent from this date.
(6)
Operation placed on care and maintenance in 2003, pending commencement of the Boddington Expansion Project.

SOUTH AFRICA
Location: AngloGold Ashanti’s South Africa region includes seven underground operations located in two geographic areas on the Witwatersrand Basin:
•       the West Wits area, near Carletonville, straddling the North West Province and Gauteng, where the Mponeng, TauTona and Savuka mines are located; and
•     the Vaal River area, near Klerksdorp and Orkney, in the North West Province and Free State, where the Great Noligwa,
Kopanang, Tau Lekoa and Moab Khotsong (which remains under development) mines are located.
In addition, a surface metallurgical reclamation operation, Ergo, is located near Johannesburg in the province of Gauteng.
Ergo was closed during March 2005.
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

Operating performance: Overall, production in 2004 fell by 6 percent to 3.079 million ounces (2003: 3.281 million ounces)
with both volumes and yield being down. Total cash costs rose by 15 percent to $291 per ounce compared with $253 per ounce in 2003. This was mainly as a result of the continued strength of the South African rand and inflationary pressures. The second year of a two-year wage agreement, which provides for an average 7 percent increase in wages for the majority of employees, came into effect from July 2004. In local currency terms, costs were well-contained at R60,223 per kilogram, representing a 10 percent increase from R54,624 per kilogram in 2003. While some cost savings were achieved at mine-level, regional initiatives included rationalization and restructuring of AngloGold Health Services, commodity strategies, automation and revised insurance rates.

Capital expenditure for 2004 was $333 million, 38 percent higher than the previous year of $242 million. Expansion capital amounted to $157 million, ore reserve development to $137 million and the balance being stay-in-business capital. Expansion capital was primarily at Moab Khotsong ($71 million), at Mponeng ($11 million), and at TauTona ($38 million).

In 2003, overall, production fell by 4 percent compared with 2002 to 3.281 million ounces with increased volumes mined being offset by planned reductions in yield of 3 percent. Cash costs rose by 60 percent to $253 per ounce in 2003, mainly because of the stronger South African rand (45 percent) and the inflationary pressures of the two-year wage agreement which came into effect from July 2003 and resulted in a 9 percent increase in the wages of the majority of employees. Capital expenditure for the year was $242 million, primarily at Moab Khotsong ($67 million), which remains under development, the Mponeng shaft deepening project ($55 million), Kopanang ($12 million) and TauTona ($65 million).

•       West Wits operations
Description: The West Wits operations comprise Mponeng, Savuka and TauTona mines. Savuka and TauTona share a processing plant, whereas Mponeng has its own individual processing plant. These plants comprise crushers, mills, CIP and zinc precipitation and smelting facilities.
Location: The West Wits operations are located near the town of Carletonville in North West Province, south-west of
Johannesburg.
Geology: Two reef horizons are exploited at the West Wits operations, the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west from 400 to 900 meters, owing to unconformity in the VCR. TauTona and Savuka exploit both reefs whereas
Mponeng only mines the VCR. The structure is relatively simple; faults of greater than 70 meters are rare. The CLR consists of one or more conglomerate units and varies from several centimeters to more than three meters in thickness. Regionally, the
VCR dips at approximately 21 degrees but may vary between 5 and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, varying from several centimeters to more than three meters in thickness.
West Wits – Summary of metallurgical operations
Mponeng                                                       Savuka
Gold plants
Capacity (000 tonnes/month) 180 280
Technology
ROM mills (3),
cyanide,
CIP,
elution,
electro-winning
crushers,
tube mills,
ball mills,
cyanide,
CIP

Operating and production data for West Wits operations
Mponeng
TauTona
Savuka
2004
Pay limit (oz/t)
0.39 0.67 0.41
Pay limit (g/t) 13.26 23.01 14.17
Recovered grade (oz/t) 0.237 0.317 0.181
Recovered grade (g/t) 8.14 10.88 6.19
Gold production (000 oz) 438 568 158
Total cash costs ($/oz)
(1)
322                                           245                                           455
Total production costs ($/oz)
(1)
393                                           319                                           639
Capital expenditure ($ million) 62 65 8
Employees
(2)
5,164                                        4,673                                         3,001
Outside contractors
(2)
712                                           825                                            228
2003
Pay limit (oz/t) 0.29 0.45 0.45
Pay limit (g/t) 10.08 15.48 15.28
Recovered grade (oz/t) 0.261 0.353 0.169
Recovered grade (g/t) 8.96 12.09 5.81
Gold production (000 oz) 499 646 187
Total cash costs ($/oz)
(1)
247                                           194                                           448
Total production costs ($/oz)
(1)
291                                           218                                           497
Capital expenditure ($ million) 55 65 14
Employees
(2)
5,374                                        4,794                                        4,122
Outside contractors
(2)
795                                           663                                           407
2002
Pay limit (oz/t)
0.24 0.47 0.38
Pay limit (g/t) 7.54 14.54 11.90
Recovered grade (oz/t) 0.252 0.340 0.206
Recovered grade (g/t) 8.63 11.66 7.07
Gold production (000 oz) 466 643 236
Total cash costs ($/oz)
(1)
178                                           132                                           245
Total production costs ($/oz)
(1)
240                                           152                                           297
Capital expenditure ($ million) 32 11 6
Employees
(2)
5,237                                        5,397                                        4,396
Outside contractors
(2)
456                                           318                                           514
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance:
Mponeng: Volumes mined decreased in the first quarter of 2004 as a result of a slow start to the year and a planned safety day which was called for following four fatalities in February. A good recovery was made in the second quarter, with a return to targeted levels by year-end to counteract in particular, the impact of high grade lock-up from recently commenced ledging operations. A grade decline in the first quarter, as a result of seismic damage to a number of high-grade panels, was followed by expected declines in face value and dilution from increased development rates. On average, the grade for the year was
8.14g/t, down some 9 percent on the 8.96g/t recovered in 2003. Consequently, gold production decreased by 12 percent from
499,000 ounces in 2003 to 438,000 ounces in 2004. Total cash costs increased by 30 percent to $322 per ounce (2003:
$247 per ounce) on the back of lower production, the strong South African rand and the mid-year wage increase. In rand terms, total cash costs rose by 12 percent to R66,437 per kilogram. Capital expenditure, mostly stay-in-business capital of
$62 million for 2004, was 19 percent higher than in 2003.

During 2003, volumes mined increased 9 percent as a result of additional stope crews, extra equipped face lengths and improved face advance. Recovered grade rose to 8.96g/t during 2003. This, together with the higher than planned face values, resulted in gold production rising by 7 percent to 499,000 ounces from 466,000 ounces in 2002. Total cash costs rose marginally in rand per kilogram terms but increased by 39 percent to $247 per ounce compared with $178 per ounce in 2002, mainly as a result of the stronger South African rand.

TauTona: Infrastructure failure and a reduction in face length in the first quarter of 2004, which was partially offset by increased tramming and accelerated cleaning activities, set the mine off to a poor start to the year in respect of volumes mined.
This was followed in the second quarter by delays in negotiating a major fault and planned stoppages for safety reasons, along with reduced face advance. Volumes improved in the third quarter, along with increased face length and face advance, but were impeded once more on several panels by seismicity and planned stoppages related to rock mechanic issues. These factors, together with dilution from increased development, resulted in the average yield declining by 10 percent compared with
2003, to 10.88g/t. Gold production decreased by 12 percent to 568,000 ounces (2003: 646,000 ounces), reflecting the lower tonnages. Revenues were negatively affected by the strong South African rand and the mid-year wage increase. Total cash costs rose by 26 percent to $245 per ounce in dollar terms compared with $194 per ounce in 2003. In South African rand terms, total cash costs rose by 8 percent to R50,531 per kilogram. Capital expenditure of $65 million 2004 was the same as in
2003.

In 2003, volume mined decreased as production delays were experienced following two significant seismic incidents in the second quarter and a fire in the third quarter. There was a release of high grade locked-up gold in the stopes which led to a
4 percent improvement in grade. Gold production increased marginally to 646,000 ounces from 643,000 ounces in 2002.
Total cash costs rose to $194 per ounce, a 47 percent increase from the 2002 total cash cost of $132 per ounce.

Savuka: In 2004, tons milled declined by 20 percent as waste tons decreased in line with decreased development as the mine reaches the end of its life. As a result, the yield improved to 6.19g/t despite the marginal decrease in the in-situ mining grade owing to the channelized nature of the orebody. Gold production declined by 16 percent from 187,000 ounces in 2003 to
158,000 ounces in 2004. Gradual downsizing of the operation led to some labor cost saving, although this was partially undermined by mid-year wage increases. Total cash costs were well-contained, rising by 2 percent to $455 per ounce
(2003: $448 per ounce). In South African rand terms, total cash costs declined by 13 percent to R94,036 per kilogram. Capital expenditure of $8 million, mainly on ore reserve development, was down by 43 percent on the previous year.

During 2003, safety-related concerns continued to require the replanning of areas available for mining, which led to a
15 percent decrease in volumes mined. This was also affected by a decision to stop mining uneconomic Ventersdorp Contact
Reef (“VCR”) panels. At the same time cost-saving initiatives began to show results, as both the number of people employed and the number of contractors were reduced in line with the level of production. Grade decreased by 18 percent to 5.81g/t, relative to the high grades achieved in 2002 as a result of the mining of a high-grade pillar. Gold production decreased by
21 percent to 187,000 ounces, while total cash cost rose by 83 percent as a result of the lower gold production and the stronger South African rand, to $448 per ounce compared with 2002 when gold production was 236,000 ounces at a total cash cost of $245 per ounce. The continued operating difficulties at Savuka have led to a review of the mine. As a result, the mine has been put into closure mode. AngloGold impaired the assets and has, as a result, charged profits with an amount of
$35 million in respect of this impairment, net of tax.

Growth prospects:
Mponeng Shaft Deepening Project: The scope of the project is to deepen the sub-shaft system and provide access tunnels to the VCR horizon on 113, 116 and 120 levels (ranging from 3,172 meters to 3,372 meters below surface). AngloGold Ashanti expects the project to produce 4.8 million ounces of gold over a period of 13 years to 2016. The total capital expenditure is estimated at $207 million (at closing 2004 exchange rate), with some $8 million (at closing 2004 exchange rate) remaining.
The average project cash cost over the life-of-mine is expected to be approximately $226 per ounce in 2004 real terms.
Progress continued to be made on this project during 2004, with stoping operations commencing in May 2004.

TauTona:
•      The CLR shaft pillar project allows for stoping operations up to the infrastructure zone of influence. The project, from which production commenced in 2004, is expected to produce 550,000 ounces of gold over a period of 10 years, at a capital cost of $35 million (at closing 2004 exchange rate). Approximately $29 million (at closing 2004 exchange rate) has been spent to date. The expected average project cash cost is $134 per ounce.
•      The VCR development project aims to access two distinct reserve blocks on the VCR horizon, one situated north-east of the shaft complex, and the other in the VCR pillar area situated outside the zone of influence. The project will add some
300,000 ounces to production, with a capital cost of $30 million (at closing 2004 exchange rate).
•      The CLR reserve block below 120 level, known as TauTona below 120 level project is being accessed via a twin decline system into its geographical center, down to 125 level. The project is expected to produce 2 million ounces of gold over a period of nine years, with a project capital cost of $152 million (at closing 2004 exchange rate). The average project cash cost is expected to be $203 per ounce. Progress is on schedule and production is due to start in
January 2007.
Outlook:
Production at Mponeng in 2005 is expected to increase by 7 percent to 470,000 ounces at a total cash cost of $295 per ounce, with capital expenditure of $54 million.

Gold production at TauTona is expected to remain constant at 2004 levels of around 570,000 ounces in 2005 while total cash cost is expected to rise to $229 per ounce. Capital expenditure should amount to some $66 million.

Production at Savuka is expected to remain at 2004 levels of around 160,000 ounces at a total cash cost of $404 per ounce, while the downsizing of this operation continues. Minimal capital expenditure is forecast at $7 million.
•       Vaal River operations
Description: AngloGold Ashanti’s Vaal River operations are located in the original Vaal Reefs mining area of the
Witwatersrand Basin and comprise three operating mines, Great Noligwa, Kopanang and Tau Lekoa and a developing mine,
Moab Khotsong.

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

Location: The Vaal River operations are located near the towns of Klerksdorp and Orkney in North West and Free State
Provinces.

Geology: In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the “C” Reef.
The Vaal Reef contains approximately 85 percent of the reserve tonnage with mining grades between 10 and 20g/t. It comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic. The VCR has a lower grade than the Vaal Reef, and contains approximately 15 percent of the estimated reserves. The economic portion is mainly concentrated in the western part of the lease area. It can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers or a thin conglomerate horizon. The reef is located at the contact between the overlying
Kliprivierberg Lavas of the Ventersdorp SuperGroup and the underlying sediments of the Witwatersrand SuperGroup which creates a distinctive seismic reflector. The VCR is located up to one kilometer above the Vaal Reef. The “C” Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 meters above the Vaal Reef. It has less than 1 percent of the estimated reserves with grades similar to the Vaal Reef, but more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Vaal River – Summary of metallurgical operations
No. 1 plant
No. 2 plant
No. 8 plant
No. 9 plant
Gold plants
Capacity (000 tonnes/month) 180 240 240 420
Technology
ROM mills (2),
ball mills,
cyanide,
CIP,
elution,
electro-winning
cyanide,
CIP,
elution,
electro-winning
crushers,
tube mills,
ball mills,
cyanide,
CIP,
electro-winning
ROM mills (6),
cyanide,
CIP,
electro-winning
Uranium plants
Capacity (000 tonnes/month) – – – 250
Pyrite flotation plants
Capacity (000 tonnes/month) – 250 145 250
Sulphuric acid plants
Production (tonnes/month)
–                                  7,500
–                                   6,300
Operating and production data for Vaal River operations
Great
Noligwa
(1)
Kopanang
Tau Lekoa
Moab Khotsong
(1)
2004
Pay limit (oz/t) 0.38 0.39 0.18
Pay limit (g/t) 13.01 13.51 6.31
Recovered grade (oz/t) 0.303 0.215 0.113
Recovered grade (g/t) 10.38 7.37 3.87
Gold production (000 oz) 795 486 293
Total cash costs ($/oz)
(2)
231 281 370
Total production costs ($/oz)
(2)
268 325 444
Capital expenditure ($ million) 36 38 25 80
Employees
(3)
6,192 5,758 3,398 1,066
Outside contractors
(3)
908 554 854 808
2003
Pay limit (oz/t) 0.34 0.32 0.14
Pay limit (g/t) 11.53 10.96 4.90
Recovered grade (oz/t) 0.308 0.206 0.124
Recovered grade (g/t) 10.57 7.07 4.24
Gold production (000 oz) 812 497 322
Total cash costs ($/oz)
(2)
218 266 294
Total production costs ($/oz)
(2)
243 294 345
Capital expenditure ($ million) 22 12 7 67
Employees
(3)
6,819 6,131 3,450 1,020
Outside contractors
(3)
1,002 835 689 772
2002
Pay limit (oz/t) 0.32 0.35 0.14
Pay limit (g/t) 9.96 10.78 4.30
Recovered grade (oz/t) 0.321 0.211 0.130
Recovered grade (g/t) 11.02 7.23 4.45
Gold production (000 oz) 880 511 311
Total cash costs ($/oz)
(2)
124 165 192
Total production costs ($/oz)
(2)
142 194 244
Capital expenditure ($ million) 12 9 2 36
Employees
(3)
8,356 6,953 3,890 822
Outside contractors
(3)
913 685 732 1,011
(1)
The 2002 operating data for Great Noligwa includes Moab Khotsong 2002 operating data.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.

Operating performance:
Great Noligwa: Volumes mined decreased as a result of fewer production shifts in the first quarter of 2004, although improved face length and advance resulted in an increase in the second half of the year. The grade decreased marginally to 10.38g/t, in line with expectations, as mining moved towards the extremities of the lease area, and as the high grades experienced in the
SV1 area in the first quarter were not sustained. This was offset to some degree by an improved mining mix. As a result, gold production was down by 2 percent to 795,000 ounces, from 812,000 ounces in 2003. New cost saving initiatives and favorable summer power tariffs towards year-end helped to maintain total cash costs at $231 per ounce (2003: $218 per ounce), despite the mid-year wage increase. In local currency terms, total cash costs decreased by 9 percent to R47,820 per kilogram. Stay-
in-business capital expenditure totalled $36 million, an increase of 64 percent on 2003.

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

Kopanang: Volumes mined were lower as a result of a slow start up after the Christmas break, although they recovered later in 2004, particularly as five additional shifts were worked in the fourth quarter. Overall, gold production decreased by 2 percent from 497,000 ounces in 2003 to 486,000 ounces in 2004. Efforts to reduce reef/waste contamination contributed to better yields, as did the lower volumes of tonnes treated. Grade increased slightly to 7.37g/t in line with expectations. Total cash costs were 6 percent higher at $281 per ounce (2003: $266 per ounce), a function of higher labor costs from mid-year, lower treatment costs and lower production. In rand terms, total cash costs decreased by 9 percent to R58,220 per kilogram. Capital expenditure of $38 million was 217 percent higher than 2003. Most of this expenditure was stay-in-business capital, with a minor amount ($3 million) being spent on development of the Edom ground.

At Kopanang, the 5 percent improvement in volumes mined in 2003 can be attributed to the impact of the “power team” training initiatives that were undertaken during the year as productivity (measure in terms of m2/employee) rose by 8 percent.
However, generally lower grades were encountered in the first half of 2003 which resulted in a 3 percent reduction in gold production to 497,000 ounces, compared with 511,000 ounces in 2002. Total cash costs rose from $165 per ounce in 2002 to
$266 per ounce in 2003.

Tau Lekoa: In 2004, Tau Lekoa increased its volumes mined as a result of a 5 percent increase in face length despite a
1 percent decrease in face advance. Plant throughput was boosted owing to a clean-up of underground lock-up after the
Easter break and a redistribution of mining crews to allow the mining of more panels per raise line. This was negated by a
Department of Minerals and Energy decision to stop work on Sundays for five weeks after a fatal accident in June. Yield, however, declined by 9 percent to 3.87g/t, despite an improvement in mining mix. As a result, production decreased in 2004 to
293,000 ounces from 322,000 ounces in 2003. Total cash costs decreased by 26 percent from $294 per ounce in 2003 to
$370 per ounce in 2004, and increased by 8 percent to R76,428 per kilogram in local currency. Capital expenditure of
$25 million was 257 percent higher than in 2003, mainly stay-in-business capital.

Gold production at Tau Lekoa increased by 4 percent in 2003 to 322,000 ounces from 311,000 ounces in 2002, as volumes mined increased. This was offset by lower grades that were impacted by the mining mix. Total cash costs were $294 per ounce, 53 percent higher than the $192 per ounce in 2002.

Moab Khotsong: Commercial production is scheduled for 2006. Capital expenditure for the year amounted to $80 million,
19 percent more than in 2003.

Growth prospects: Moab Khotsong is the largest of South Africa’s current projects. Located in the Vaal River area, the project involves sinking, constructing and equipping the shaft systems to a depth of 3,130 meters below surface, providing access tunnels to the reef horizon on 85, 95 and 101 levels, and developing the necessary ore reserves. The project is expected to produce 4.9 million ounces of gold from 7.75 million tonnes of milled ore over 12 years. The project capital cost is estimated at $651 million (at end 2004 exchange rate), of which $585 million has been spent to date. The main shaft extension has been completed following the shaft’s commissioning in March 2003. Access development is progressing to plan. The first raiseline has been established and stoping operations began in November 2003. Moab Khotsong is forecast to reach commercial production in 2006 and full production, at an average of 15.6 tonnes (502,000 ounces) per annum, is expected by
2010.

Outlook:
As mining moves into lower grade areas, production at Great Noligwa is expected to decrease by 2 percent to
782,000 ounces in 2005, at a total cash cost of $256 per ounce. Capital expenditure during 2005 is expected to be approximately $43 million.

In 2005, gold production at Kopanang is expected to decrease by 3 percent to 471,000 ounces, at a total cash cost of
$327 per ounce. The lower production expected is in line with an anticipated 2 percent decline in face advance as some complex geology is expected to be encountered. Capital expenditure for the year ahead will be in the region of $37 million.

In 2005, production at Tau Lekoa is expected to rise to 311,000 ounces on improved recoveries. Total cash cost is anticipated to increase to $377 per ounce. Capital expenditure is expected to be approximately $21 million.

Development of the Moab Khotsong mine will continue with capital expenditure of $79 million planned for the year.

• Ergo operations

Description: AngloGold Ashanti’s Ergo operation, located in Gauteng, re-treats tailings dams and sand to recover gold and produce sulphuric acid using a secondary process. Since 1987, material has been treated through two CIL plants, which
AngloGold Ashanti believes to be two of the largest of their kind in the world. Ergo can only profitably treat tailings dams if they exceed a certain grade and, as a result of the expected rate of depletion of the higher grade material available, the operation was closed during March 2005.
Ergo – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month)
4,420
Technology
Retreatment,
cyanide,
CIL,
zinc-precipitation
Pyrite flotation plants
Capacity (000 tonnes/month)
800
Sulphuric acid plants
Production
(tonnes/month)
15,000
Operating and production data for Ergo operations
2004                            2003                              2002
Pay limit (oz/t)
0.01                             0.01                               0.01
Pay limit (g/t)
0.44                             0.44                               0.29
Recovered grade (oz/t)
0.007
0.006
0.007
Recovered grade (g/t)
0.24
0.20
0.25
Gold production (000 oz)
222
203
264
Total cash costs ($/oz)
(1)
389
349
184
Total production costs ($/oz)
(1)
563
453
273
Capital expenditure ($ million)
–
–
–
Employees
(2)
767                             829                                 904
Outside contractors
(2)
1,083
1,104
218
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

Operating performance: Tonnes treated improved at the beginning of the 2004 as higher volumes were reclaimed from the
Withok tailings dam and the 5L29 dam, and the lower rainfall led to reduced down-time. From mid-year onwards, however, tonnes treated decreased as the clean-up material became increasingly difficult to treat. This combined with a slightly increased yield of 0.24g/t resulted in gold production rising by 9 percent to 222,000 ounces in 2004 from 203,000 ounces in
2003. Total cash costs rose by 11 percent to $389 per ounce (2003: $349 per ounce) mainly because of the establishment of the 5L29 pump station and the reduced by-product contributions from the acid circuit, together with lower production. The latter losses were stemmed following the closure of the acid plant in the third quarter and more efficient cyanide usage during the year. Total cash costs in local currency decreased by 4 percent to R80,695 per kilogram from R84,455 per kilogram in 2003.

In 2003, tonnes treated were 6 percent lower at 30.9 million tonnes, as a result of an increased proportion of “clean-up” tonnes which restricted incoming tonnages and the ability to recover from down-time events, as well as the large number of water and slurry pipeline failures. As a result, gold production at Ergo decreased to 203,000 ounces from 264,000 ounces in 2002. The grade, although 20 percent lower, was in line with planned levels as accessibility to higher grade dams diminished. An increased loss on acid by-products from the lower-than-planned sulphur grades and the impact of the decreased production as the operation enters its final years, led to total cash costs rising to $349 per ounce from $184 per ounce in 2002.

Growth prospects: Ergo ceased operations during March 2005.

ARGENTINA

The Cerro Vanguardia mine is the only AngloGold Ashanti operation in this country. This operation was acquired as part of the Minorco transaction effective March 31, 1999, at which time AngloGold held a 46.25 percent stake. AngloGold Ashanti has a 92.5 percent interest in the Cerro Vanguardia mine following the acquisition of an additional 46.25 percent in July 2002, while the Santa Cruz Province has a 7.5 percent interest.

Description: Cerro Vangaurdia consists of multiple small open-pits with high stripping ratios. The orebodies comprise a series of hydrothermal vein deposits containing vast quantities of silver, which is produced as a by-product. Throughput has increased steadily since the first gold was poured in September 1998, from an original design capability of 1,800 tpd to the present level of 2,700 tpd. Cerro Vanguardia’s lease area is 514 square kilometers.

Location: The Cerro Vanguardia operation is located to the north-west of Puerto San Julian in the Province of Santa Cruz,
Argentina. The company owns the right to exploit the deposit for 40 years based on the Usufruct Agreement signed in
December 1996. The operation, which was constructed at a total cost of $270 million, was commissioned in the fourth quarter of 1998.

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
Cerro Vanguardia – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month) 82
Technology
crushers,
ball mill in cyanide,
CCD,
leach,
CIL,
elution,
zinc-precipitation,
electro-winning
Operating and production data for Cerro Vanguardia
2004                             2003                              2002
Pay limit (oz/t)
(1)
0.12                              0.12                               0.18
Pay limit (g/t)
(1)
4.05 4.28 6.21
Recovered grade (oz/t) 0.222 0.208 0.277
Recovered grade (g/t) 7.60 7.15 9.49
Gold production (000 oz) 100% 229 226 261
Gold production (000 oz) 92.50% 211 209 179
Total cash costs ($/oz)
(2)
156 143 104
Total production costs ($/oz)
(2)
284 273 218
Capital expenditure ($ million) 100% 13 10 3
Capital expenditure ($ million) 92.50% 12 10 2
Employees
(3)
389                                339                                316
Outside contractors
(3)
402 351 224
(1)
2002 and 2003 pay limit figures have been restated to reflect a calculation based on total cash costs.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.

Operating performance: At Cerro Vanguardia (92.5 percent attributable), gold production decreased in the first quarter of
2004, as a result of a planned decline in tonnes mined and the treatment of lower grade ore. Production recovered in the next two quarters as a result of the plant upgrade and improved grades, and despite operational plant difficulties in the third quarter, efforts to optimize the production mix of low and high-grade pits to be mined at a higher stripping ratio, and dewatering high-
grade pits, were largely successful. Overall, attributable gold production amounted to 211,000 ounces in 2004, up marginally on 2003’s production of 209,000 ounces. The yield rose by 6 percent to 7.60g/t. Total cash costs rose by 9 percent to $156 per ounce compared to $143 per ounce in 2003, mainly due to new equipment rental, higher fuel consumption (as a result of greater distance), higher royalty payments and higher inflation. These were partially offset by a 65 percent higher silver by-
product credit. Attributable capital expenditure for the year amounted to $12 million, 20 percent higher than the previous year.
This was spent on mine equipment, the raising of tailings dam and exploration.

During 2003, attributable gold production at Cerro Vanguardia rose by 17 percent from 179,000 ounces in 2002 to
209,000 ounces in 2003 principally as a result of the acquisition of an additional 46.25 percent stake from Pérez Companc in
July 2002. Excluding the additional production arising from the acquisition, production declined by 13 percent due to problems caused by excess water in the pits that restricted the amount of high-grade material delivered to the plant for processing. As a result, the plant was fed by lower-grade dry ore (grades 25 percent lower than in 2002) from a contingency stockpile, which affected production levels. A full range material scrubber was commissioned in late September enabling the treatment of wet, higher-grade material. Total cash cost increased by 38 percent to $143 per ounce in 2003, compared with $104 per ounce in
2002, largely due to Peso appreciation and operational problems that led to lower production and higher costs. These were partially offset by a 68 percent higher silver by-product credit.

Growth prospects: During 2005, drilling will continue on underexplored veins within the greater license area, while scoping studies will be conducted to investigate potential high-grade underground and attributable leachable low-grade ores.

Outlook: In 2005, attributable production at Cerro Vanguardia should decrease to 204,000 ounces, at a total cash cost of
$174 per ounce. Attributable capital expenditure is expected to be in the region of $10 million.

AUSTRALIA

Acquired at the end of 1999, the Australian operations (formerly Acacia Resources Ltd) comprise only one operation at present, the Sunrise Dam Gold Mine in Western Australia, (AngloGold Ashanti’s interest is 100 percent). Mining ceased at
Union Reefs in the Northern Territory in the third quarter of 2003, and Union Reefs’ assets were sold to the Burnside Joint
Venture in 2004. The Boddington Gold Mine in Western Australia (in which AngloGold Ashanti’s has a 33.33 percent interest), is currently on care and maintenance, pending a decision to proceed with the Boddington expansion project.

Australia – Summary of metallurgical operations
Boddington
Sunrise Dam
Basement                             Leach plant
Gold plants
Closed                                   Closed
Capacity (000 tonnes/month) 290 45 683
Technology
crushers,
ball mill,
gravity concentrate,
CIL,
elution,
electro-winning
crushers,
mills,
gravity concentrate,
flotation,
CIL,
elution,
electro-winning
crushers,
mills,
CIL,
elution,
electro-winning
The Boddington plant is on care and maintenance, pending commencement of the expansion project.
•      Sunrise Dam
Description: Sunrise Dam comprises a large open-pit and an underground project. Mining is carried out by contractors and ore is treated in a conventional gravity and leach process plant.

Location: Sunrise Dam gold mine lies some 220 kilometers north-northeast of Kalgoorlie and 55 kilometers south of Laverton in Western Australia.

Geology: Following the purchase of the Sunrise lease from Placer Dome in December 2002, AngloGold Ashanti now has control of the entire mineralized system at Sunrise Dam. Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittleductile low strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Operating and production data for Sunrise Dam
2004                           2003                             2002
Pay limit (oz/t)
0.07                             0.07                              0.08
Pay limit (g/t)
2.14                             2.26                              2.37
Recovered grade (oz/t) 0.110 0.091 0.102
Recovered grade (g/t) 3.46 3.12 3.49
Gold production (000 oz) 410 358 382
Total cash costs ($/oz)
(1)
260 228 177
Total production costs ($/oz)
(1)
337 299 230
Capital expenditure ($ million) 25 20 26
Employees
(2)
88                                94                              112
Outside contractors
(2)
268 222 253
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: After abnormally heavy rainfall limited access to higher-grade ore in the pit early in 2004, mining moved into the higher-grade Watu section of the orebody. As a result, production increased by 15 percent to a record
410,000 ounces from 358,000 ounces in 2003. Recovered grade at 3.46g/t was 11 percent higher than the previous year. Total cash costs increased by 14 percent from $228 per ounce in 2003 to $260 per ounce, as a result of remedial measures taken to mitigate the effects of the rain in the first quarter, increased ore transport costs, higher mining costs, and crusher maintenance requirements.

The underground project at Sunrise Dam is progressing well, with 3,155 meters of underground capital development and
1,550 meters of operational development completed during 2004. The first gold was produced from underground in the fourth quarter. Capital expenditure at $25 million was 25 percent higher than the $20 million spent in 2003, with $17 million spent on underground development, $4 million on brownfields exploration and the remaining $4 million on operations.

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

Growth prospects: Following a scoping study that was completed in the first half of 2003, underground development commenced in the fourth quarter of 2004. The three-year underground project, involving the development of two declines and
125,000 meters of drilling from surface and underground, will enable the underground potential for the Sunrise Dam orebody to be fully explored.

Declines are being developed in the vicinity of defined underground reserves, which will be mined through the course of the project. Deep drilling to date has indicated that the sub-vertical, high-grade zones that have been a feature of open-cut mining at Sunrise Dam continue at depth. It is expected that the project will add significantly to underground reserves and a decision on whether to proceed to fullscale underground mining will be made early in 2007.

Outlook: Gold production is expected to increase to some 464,000 ounces in 2005, at a total cash cost of $274 per ounce.
Capital expenditure is expected to be in the order of $40 million in 2005.
•      Boddington (attributable 33.33 percent)
Description: Boddington gold mine, which closed at the end of 2001, was an open-pit operation. Formerly operated by
Worsley Alumina, since September 2002 it has been operated by the Boddington Gold Mine Management Company under the direction of the Boddington joint venture partners, namely AngloGold Ashanti (33.33 percent), Newmont Boddington
(44.44 percent) and Newcrest Operations (22.22 percent).

Location: The operation is located approximately 100 kilometers south-east of Perth.

Geology: Boddington is located in the Archaean Saddleback greenstone belt in south-west Western Australia. The main zone of gold mineralization occurs reasonably continuously over a strike length of over five kilometers and a width of about one kilometer. The oxide gold mineralization forms a semi-continuous blanket within the upper iron-rich laterite, with more erratic gold distribution in the lower zones. The basement rocks below the oxide zone host gold mineralization with a variety of geological styles, predominantly in andesitic volcanics and diorite dykes.

Operating and production data for Boddington
2004                        2003                          2002
Pay limit (oz/t)
–                              –                                –
Pay limit (g/t)
–                              –                                –
Recovered grade (oz/t)
–                              –                                –
Recovered grade (g/t)
–                              –                                –
Gold production (000 oz) 100%
–
–
6
Gold production (000 oz) 33.33%
–
–
2
Total cash costs ($/oz)
(1)
–
–
–
Total production costs ($/oz)
(1)
–
–
–
Capital expenditure ($ million) 100%
8
4
–
Capital expenditure ($ million) 33.33%
3
1
–
Employees
(2)
12                             12                              10
Outside contractors
(2)
33                             29                               –
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

Operating performance: In 2004 as in 2003, the plant was on care and maintenance pending commencement of the
Boddington expansion project. Site activities included minor rehabilitation, plant preservation, exploration and assistance with testwork for the feasibility study update.

Work continued during 2004 on the Boddington expansion project feasibility update. All three parties remain committed to completing the study and proceeding with the project subject to satisfactory economic criteria being met. Attributable capital expenditure during 2004 amounted to $3 million.

Growth prospects: A decision to proceed with the Boddington expansion project is expected towards the end of 2005. A feasibility study completed in 2000 was based on an operation with a throughput of 25 million tonnes per annum, producing an average of 600,000 ounces of gold and 22,500 tonnes of copper per annum over a life-of-mine of 15 years, at an estimated attributable capital cost of $192 million. The update of the study has pointed towards a larger project with greater throughput, higher annual gold production and a longer mine life. This larger scale will reduce the impact of higher costs in the region resulting from the current minerals boom. Environmental approvals associated with the expansion as defined in the
2000 feasibility study were received in June 2002 and will remain valid for a period of five years. Subsequent changes to the project may require a supplementary approval process, which is planned will be completed during the year.

•       Union Reefs

AngloGold Ashanti sold its interest in the Union Reefs assets in August 2004 to the Burnside Joint Venture.

Description: Mining ceased at the Union Reefs open-pit operations in the third quarter of 2003, and the treatment plant was placed on care and maintenance. In the interim, closure and rehabilitation work has continued.

Location: Union Reefs lies some 160 kilometers south-east of Darwin, between the townships of Pine Creek and Adelaide
River in Northern Territory.
Operating and production data for Union Reefs
2004                        2003                         2002
Pay limit (oz/t)
–                          0.05                          0.03
Pay limit (g/t)
–                          1.61                          1.05
Recovered grade (oz/t)
–                        0.033                        0.040
Recovered grade (g/t)
–                          1.12                          1.36
Gold production (000 oz) – 74 118
Total cash costs ($/oz)
(1)
– 272 224
Total production costs ($/oz) – 365 364
Capital expenditure ($ million) – – 0.1
Employees
(2)
8                             50                             62
Outside contractors
(2)
3                             72
125
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

BRAZIL
AngloGold Ashanti’s operations in Brazil were acquired as part of the Minorco transaction effective March 31, 1999 and comprise the wholly-owned AngloGold Ashanti Mineração (formerly Morro Velho) and a 50 percent interest in the Mineração
Serra Grande mines.
Brazil – Summary of metallurgical operations
AngloGold Ashanti Mineração
Serra Grande
Cuiabá
Raposos
Gold plants
Capacity (000 tonnes/month) 66 30 62
Technology
crushers,
ball mill,
gravity concentration,
flotation,
acid plant,
calcine leach,
rotary filters,
CIP,
elution,
zinc-precipitation,
electro-winning
crushers,
ball mill,
gravity concentration,
cyanide,
CIP,
zinc-precipitation,
electro-winning
crushers,
ball mill,
gravity concentration,
cyanide,
rotary filters,
zinc-precipitation,

•      AngloGold Ashanti Mineração (formerly Morro Velho)

Description: With the closing of the Mina Velha underground mine in 2003 and the Engenho D’Água open-pit in 2004, ore is currently being sourced from the Cuiabá underground mine, (this ore is treated at the Queiroz plant) and from the Córrego do
Sítio heap-leach mine.

Location: AngloGold Ashanti Mineração has mining rights over 30,698 hectares in the state of Minas Gerais, in south-eastern
Brazil. The AngloGold Ashanti Mineração complex is located in the municipalities of Nova Lima, Sabará and Santa Bárbara, near the city of Belo Horizonte.

Geology: The area in which AngloGold Ashanti Mineração is located is host to historic and current gold mining operations.
This is in addition to producing limestone and iron ore from a number of open-pit operations, and is known as the Iron
Quadrangle. The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcanosedimentary sequences and Pre-Cambrian granitic complexes.

The host to the gold mineralization is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das
Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group. Cuiabá mine, located at Sabara Municipality, has gold mineralization associated with sulphides and quartz veins in Banded Ironstone Formation
(BIF) and volcanic sequences.

At this mine, structural control and fluids flow ascension are the most important factors for gold mineralization with a common association between large-scale shear zones and their associated structures. Where BIF is mineralized, such as at AngloGold
Ashanti Mineração, the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

The controlling mineralization structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at AngloGold Ashanti Mineração are BIF, Lapa Seca and mafic volcanics (principally basaltic).
Mineralisation is due to the interaction of low salinity CO2 rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulphide mineralization consists of pyrrhotite and arsenopyrite with subordinate pyrite and chalcopyrite; the latter tends to occur as a late stage fracture fill and is not associated with gold mineralization. Wallrock alteration is typically carbonate, potassic and silicic.
Operating and production data for AngloGold Ashanti Mineração
2004                             2003                              2002
Pay limit (oz/t)
(1)
0.11                              0.09                               0.09
Pay limit (g/t)
(1)
3.85 3.16 3.25
Recovered grade (oz/t) 0.222 0.190 0.196
Recovered grade (g/t) 7.62 6.84 6.71
Gold production (000 oz) 240 228 205
Total cash costs ($/oz)
(2)
133 141 131
Total production costs ($/oz)
(2)
200 206 205
Capital expenditure ($ million) 32 25 17
Employees
(3)
1,222 1,286 1,341
Outside contractors
(3)
1,021 950 587
(1)
2002 and 2003 pay limit figures have been restated to reflect a calculation based on total cash costs.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.

Operating performance: Gold production decreased early in 2004 following a planned reduction in the ore treated on the closure of the operations at Mina Velha and the Morro do Galo dump, and a decline in the heap-leaching operations caused by heavy rains. This was mitigated by increases in production from the Cuiabá mine, including ore mined from the development below level 11, and an increased contribution from Córrego do Sítio mine. Overall gold production rose by 5 percent in 2004 to
240,000 ounces from 228,000 ounces in 2003. The average yield for the year was 7.62g/t, 11 percent higher than in 2003.
Total cash costs decreased by 6 percent from $141 per ounce in 2003 to $133 per ounce in 2004. A higher sulphuric acid by-
product credit (of 70 percent) and increased gold production were partially offset by local currency appreciation and higher inflation. Capital expenditure rose by 28 percent to $32 million, spent mainly on ongoing projects, and the Cuiabá expansion in particular.

In 2003, production rose by 11 percent to 228,000 ounces from 205,000 ounces in 2002, basically due to increased contribution from the Cuiabá mine. The mine engaged a fourth team of employees early in the year, enabling operations to move to a seven-hour shift to improve efficiency. Increased contributions were achieved from Córrego do Sítio (in its first full year of production) and Morro do Galo, a dump that is being treated. This offset the closure of Mina Velha at the end of
October 2003 and the lower production from Engenho D’Água. The recovered grade decreased by 1 percent to 6.66g/t as a result of the addition of ore from the Córrego do Sítio open-pit mine. Total cash costs increased by 8 percent to $141 per ounce in 2003 from $131 per ounce in 2002, primarily due to Brazilian real appreciation, higher inflation levels, the annual wage agreement reached with the unions in August, as well as higher energy costs and contractor costs at the Córrego do
Sítio mine associated with the higher stripping ratio. Capital expenditure increased to $25 million.

Growth prospects: The economic feasibility study for the Cuiabá expansion project was concluded in December 2004 and approved by the board in January 2005. The project aims to expand current production of 830,000 tonnes to 1.3 million tonnes per annum at an estimated capital cost of $121 million. The project deepens the shaft from 11 level to 21 level and the additional infrastructure and ore reserves is expected to increase production from 190,000 ounces to 250,000 ounces per year within two years of the project’s completion to yield 1.86 million ounces in all over the additional six years of life.

The Lamego conceptual study is expected to be concluded in mid-2005. The drilling campaign and work on the access ramp to the Carruagem orebody are underway and expected to be completed during 2006. The pre-feasibility study will begin in 2005 and is scheduled for completion in late 2006.

Metallurgical testwork began at Córrego do Sítio in 2004 and work also continued to open the underground orebodies. Drilling is to continue in 2005 as is work to open the drift connecting the Cachorro Bravo and Carvoaria Velha orebodies, experimental mining, continuation of metallurgical testwork and the start of the pre-feasibility study which is expected to be concluded in
2006.

Outlook: Looking to 2005, attributable production is expected to increase to 245,000 ounces as a result of higher production from the Cuiabá and Córrego do Sítio mines. Total cash costs are forecast at $125 per ounce. Capital expenditure is expected to increase to $71 million during 2005, mainly on the Cuiabá expansion.

•         Serra Grande (attributable 50 percent)

Description: The Serra Grande joint venture (50 percent attributable to AngloGold Ashanti) is co-owned with Kinross Gold
Corporation. In terms of the Serra Grande joint venture agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande. The operation comprises two underground mines, Mina III and Mina Nova.

Location: Serra Grande controls, or has an interest in, approximately 21,096 hectares in and around the Crixás mining district in the northwestern areas of the Goiás State, in central Brazil. The Serra Grande operations are located 5 kilometers from the city of Crixás.

Geology: The deposits occur in the Rio Vermelho and Ribeirão das Antes Formations of the Archaean Pilar de Goia’s Group
which together account for a large proportion of the Crixás Greenstone Belt in central Brazil. The stratigraphy of the belt is dominated by basics and ultrabasics in the lower sequences with volcano sedimentary units forming the upper successions.

The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold mineralisation is associated with massive sulphides and vein quartz material associated with graphitic and sericitic schists and dolomites. The oreshoots plunge to the north-west with dips of between 6° and 35°. The stratigraphy is overturned and thrusts towards the east.

The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident. The ultrabasics form the western edge of the belt and the basic volcanics and sediments form the core of the unit. The northern edge of the belt is in contact with a series of laminated quartzites and quartz sericite schists of the Lower Proterozoic Araxa Group and a narrow band of graphitic schists and intermediate to ultrabasic volcanics. This latter group is known as the Allocthon Mina Dos Ingleses (AMDI) and is host to a series of garimperos workings north of the town of
Crixás where the talc schists are mined. The general stratigraphy of this unit is similar to that seen in the main greenstone belt although at a smaller scale. However, the mineralization in the northern area exhibits a higher level of base metal mineralization with sphalerite and galena present.

Operating and production data for Serra Grande
2004                             2003                             2002
Pay limit (oz/t)
(1)
0.09                              0.12                              0.13
Pay limit (g/t)
(1)
3.17                              4.15                              4.55
Recovered grade (oz/t) 0.228 0.230 0.229
Recovered grade (g/t) 7.80 7.88 7.84
Gold production (000 oz) 100% 187 190 187
Gold production (000 oz) 50% 94 95 94
Total cash costs ($/oz)
(2)
134 109 100
Total production costs ($/oz)
(2)
223 200 191
Capital expenditure ($ million) 100% 7 7 6
Capital expenditure ($ million) 50% 4 3 3
Employees
(3)
514                               519                                511
Outside contractors
(3)
196 123 119
(1)
2002 and 2003 pay limit figures have been restated to reflect a calculation based on total cash costs.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.
Operating performance: In 2004, gold production (50 percent attributable) decreased by 1 percent to 94,000 ounces from
95,000 ounces in 2003, a result of the lower grade ore treated. Total cash costs increased by 23 percent from $109 per ounce in 2003 to $134 per ounce in 2004, owing to inflationary pressures and a strong local currency. Capital expenditure
(attributable) of $4 million was spent mostly on primary development, conversion of resources to reserves and mine equipment.

At Serra Grande, attributable production during 2003 rose by 1 percent to 95,000 ounces compared with 94,000 ounces in
2002. This increase is a result of both higher grade and volumes treated. Total cash costs increased 9 percent to $109 per ounce mainly due to the appreciation of the Real, higher inflation, the annual wage agreement reached with the union in
November of 2003 and increased services and materials costs. Capital expenditure was maintained at $3 million.

Growth prospects: Exploration work to increase reserves continues at Serra Grande. During 2004, the drilling of geophysical targets has added two more years to the life-of-mine.

Outlook: Production at Serra Grande is expected to decrease by 5 percent to 89,000 ounces in 2005, owing to lower grades.
A total cash cost of $138 per ounce is forecast. Attributable capital expenditure is expected to be $6 million.

GHANA

Following the Business Combination with Ashanti which was effective on April 26, 2004, the operations in Ghana form part of the AngloGold Ashanti group. The effective reporting period for the former Ashanti operations is the eight months from
May 2004 to December 2004.

Description: AngloGold Ashanti has three operations in Ghana: the Obuasi mine (which comprises both surface and underground operations), the Iduapriem mine (open-pit) and the Bibiani mine (open-pit with underground development).
Ghana – Summary of metallurgical operations
                               Obuasi
Sulphide Treatment
Plant
Tailings Treatment
Plant
Bibiani                          Iduapriem
Gold plants
Capacity (000 tonnes/month)
210
160
225
375
Technology
BIOX
process,
cyanide leaching,
CIL,
electro-winning
CIP,
ball mills,
cyanide leaching,
electro-winning
CIL,
crushers
CIP,
heap-leaching,
SAG mill,
elution

•         Obuasi

Description: Historically, Obuasi has been an underground mine, although there was large-scale surface mining between
1996 and 2000. The mine normally has two active treatment plants: the sulphide treatment plant to process underground ore and the tailings treatment plant to handle tailings reclamation operations. A third plant, the oxide treatment plant, which is used occasionally to batch treat remnant open-pit ore and stockpiles, will be shut down at the end of 2006 following completion of oxide open-pit operations.

Location: The Obuasi mine is located in the Ashanti region of Ghana.

Geology: The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometers in a northeast south-west trend in south-
western Ghana. Obuasi mineralization is shear zone related and there are three main structural trends hosting gold mineralization: the Obuasi trend, the Gyabunsu trend and the Binsere trend. Two main ore types are mined:
•
quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides such as iron, zinc, lead and copper. The gold particles are generally fine grained and occasionally are visible to the naked eye. This ore type is generally non-refractory; and
•
sulphide ore which is characterized by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.
Operating and production data for Obuasi
(1)
2004                         2003                           2002
Pay limit (oz/t)
0.188                               –                                –
Pay limit (g/t)
6.43                               –                                –
Recovered grade (oz/t) 0.090 – –
Recovered grade (g/t) 3.08 – –
Gold production (000 oz) 255 – –
Total cash costs ($/oz)
(2)
305 – –
Total production costs ($/oz)
(2)
443 – –
Capital expenditure ($ million) 32 – –
Employees
(3)
6,029                               –                                –
Outside contractors
(3)
718 – –
(1)
For the eight months from May 2004.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.
Operating performance: Production at Obuasi in 2004 was hampered for most of the year by both insufficient trackless mining equipment and developed and drilled underground ore reserves. This was exacerbated by periodic ground instability and rock transfer problems which were resolved as they occurred. New trackless mining equipment was delivered in
September and, along with operator training programs, is set to incrementally boost tonnages. Re-organization of the planning and technical functions at Obuasi to restore production to planned levels in 2005 took place during the year. The new Mineral
Resources Management department is expected to contribute significantly to the efficiency of the underground operations and to restoring production to planned levels during 2005.

In 2004, adequate processing capacity was available to handle underground ore deliveries and metallurgical recovery was in line with plan. However, intermittent unplanned mill shut downs and mechanical failures resulted in fluctuating throughput rates and process control difficulties. In December, the SAG I mill motor failed and production had to be redirected to the lower capacity SAG II mill until a new motor was installed. During this period, throughput at the sulphide treatment plant was constrained to approximately 4,500 tonnes per day.

The first phase of the process optimization system control project for the mill and flotation sections of the plant was successfully completed in the fourth quarter of 2004. The second phase is expected to be completed at the end of the first quarter of 2005 and should show benefits through improved recovery starting in the second quarter.

During the period May to December 2004, gold production from underground sources was 223,000 ounces, achieved from the processing of 1,313,000 tonnes with an average yield of 5.27g/t.

Over the same period, gold production from the tailings re-treatment plant amounted to 19,000 ounces recovered from
969,000 tonnes of material with a yield of 0.60g/t. Following the commissioning of the Kokoteasua reclamation project in the third quarter of 2004, the yield declined reflecting the lower grade and recovery expected from this more recently deposited tailings dam.

Gold production from the oxide treatment plant, which handled a total of 294,000 tonnes of material during the period under review, was 14,000 ounces from a yield of 1.49g/t.

Total gold production for the eight months May to December 2004 was 255,000 ounces from the processing of 2.6 million tonnes of material at an average yield of 3.08g/t. Total cash costs of $305 per ounce were negatively affected by a combination of high fixed costs and the lower-than-planned levels of gold production.

Capital expenditure in 2004 amounted to $32 million. The underground mine was the major area of capital expenditure, specifically on mining equipment, the BSVS shaft, primary development and exploration. Other significant areas of capital expenditure included smaller engineering and processing projects such as equipment replacement and the mill processing optimization system control project.

Growth prospects: A key aspect of the rationale for the Business Combination between AngloGold and Ashanti is the development of the deep-level ore deposits at the Obuasi mine currently referred to as Obuasi Deeps. This development could potentially extend the life-of-mine to well beyond 2040. However, this requires an investment of $44 million over the next five years on further exploration and the necessary feasibility studies. Depending upon the results, the full development of Obuasi
Deeps may proceed at the end of this five-year period but could take several years to complete. Initial scoping studies have indicated that the development of Obuasi Deeps will require an estimated capital expenditure of $570 million in real terms over the anticipated life-of-mine.

Outlook: During 2005, AngloGold Ashanti will continue to work towards improving the mine’s gold production to an annualized rate of 500,000 ounces and targeted total cash costs of around $253 per ounce. Capital expenditure is expected to be
$71 million.

     Bibiani

Description: The Bibiani mine was restarted in 1998 as an open-pit mine with a CIL plant. The mine had previously operated between 1903 and 1968 as an underground operation with minor surface quarrying activities. In addition to the open-pit ores, resources at Bibiani include old tailings dumps and underground mineral potential which is presently being explored and evaluated.

Location: Bibiani is located in the Western Region of Ghana, 90 kilometers west of Kumasi.

Geology: The Bibiani gold deposit lies within Birimian metasediments and related rocks which occur in the Proterozoic Sefwi
Belt of southern Ghana. Gold and gold-bearing sulphide mineralization occurs in quartzfilled shear zones and in altered rocks adjacent to those shears. The full strike of the Bibiani structure is at least 4 kilometers. For metallurgical classification there are three main ore types at Bibiani: primary, transition and oxide. Further lithological classification gives four ore types: quartz
(generally high grade), stockwork (medium-high grade), phyllites and porphyry (both low grade).

Operating and production data for Bibiani
(1)
2004                          2003                          2002
Pay limit (oz/t)
0.020                               –                                –
Pay limit (g/t)
0.70                               –                                 –
Recovered grade (oz/t) 0.056 – –
Recovered grade (g/t) 1.93 – –
Gold production (000 oz) 105 – –
Total cash costs ($/oz)
(2)
251 – –
Total production costs ($/oz)
(2)
400 – –
Capital expenditure ($ million) 7 – –
Employees
(3)
479                               –                                –
Outside contractors
(3)
392 – –
(1)
For the eight months from May 2004.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.
Operating performance: A highwall failure in the northern portion of the main pit at Bibiani in November 2003, followed by the failure of the south pit wall adjacent to the entrance of the underground portal in October 2004, impacted negatively on gold production in 2004. These failures resulted in the covering of ore in both sections of the pit. The south wall slip temporarily restricted access to the underground workings and the bottom of the main pit while the area was being backfilled to buttress the failure zone. Towards the end of the year, mining recommenced in the central portion of the pit but was again suspended for safety reasons in mid-January 2005 as the stability of the access ramp to the base of the pit had deteriorated. Plans to ultimately recover the approximately 40,000 ounces sterilized by the north slip by way of either a major north-west wall cut back or by mining as part of the underground project, for which exploration and feasibility study work are being evaluated.

In 2004, the geotechnical problems in the main pit resulted in the unplanned processing of stockpile material that was both lower in grade and metallurgically more complex. This combined with mechanical problems on the milling and crushing circuit contributed to lower than expected gold production. As a result, a total of 105,000 ounces were produced from the processing of 1,683,000 tonnes of material yielding 1.93g/t.

A new flash flotation and re-grind mill circuit commissioned in the first half of the year to treat refractory ore had a positive impact on gold recoveries, particularly the metallurgically more difficult stockpile material.

Exploratory drilling was undertaken on both the northern and southern extremities of the Main pit whilst the main ramp was developed down to 9 level and crosscuts established into the old workings on the 6, 7, 8 and 9 levels in the Central section of the mine. The old workings are presently being evaluated geologically and geotechnically by a team of engineers and geologists and this information combined with exploratory diamond drilling results is being used in the preparation of a fully costed underground production plan. A decision on the underground project is expected to be made before the end of the third quarter of 2005.

Total cash cost was $251 per ounce, while capital expenditure was $7 million, mainly on exploration and development work associated with the underground project.

Growth prospects: Underground mine development and exploration continues. The focus is on the immediate rehabilitation and geological evaluation of the old workings and the exploration and subsequent development of new mineralization forming virgin ore blocks both to the south and north of the main pit. Old tailings reclamation re-commenced in December 2004 and is expected to deliver 4.7 million tonnes, at an anticipated recovery grade of 0.60g/t over a period of three years.

Outlook: Gold production is expected to decrease to 101,000 ounces in 2005, at a total cash cost of some $278 per ounce.
Capital expenditure, principally on exploration and underground development, is expected to rise to $15 million subject to the successful outcome of the feasibility study. In 2005, the smaller satellite pits will be mined out and the processing plant will be fed with a mix of this ore, use of mine stockpile material and old tailings.

Iduapriem (attributable 85 percent)
Description: AngloGold Ashanti has an 80 percent interest in the Iduapriem gold mine, with the balance of 20 percent owned by the International Finance Corporation. In June 2000, Ashanti acquired a 90 percent interest in the Teberebie gold mine, which is adjacent to Iduapriem. The government of Ghana has a 10 percent interest in Teberebie. The combined AngloGold
Ashanti interest is 85 percent. The Iduapriem and Teberebie properties are adjacent to each other and are part of the
Tarkwaian goldfields.

Location: Iduapriem mine is located in the Western Region of Ghana, some 70 kilometers north of the coastal city of Takoradi, and 10 kilometers south-west of Tarkwa.

Geology: The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralization is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping
Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through
Iduapriem and northwards towards Teberebie.

Operating and production data for Iduapriem
(1)
2004                          2003                          2002
Pay limit (oz/t)
0.022                               –                                –
Pay limit (g/t)
0.76                               –                                –
Recovered grade (oz/t) 0.051 – –
Recovered grade (g/t) 1.76 – –
Gold production (000 oz) 100% 147 – –
Gold production (000 oz) 85% 125 – –
Total cash costs ($/oz)
(2)
303 – –
Total production costs ($/oz)
(2)
448 – –
Capital expenditure ($ million) 100% 4 – –
Capital expenditure ($ million) 85% 3 – –
Employees
(3)
709                               –                                –
Outside contractors
(3)
597 – –
(1)
For the eight months from May 2004.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.
Operating performance: Attributable gold production for the eight months in which Iduapriem was part of AngloGold Ashanti was 125,000 ounces from both the CIP and heap-leach processing facilities. Following the expansion of the CIP plant, which involved the installation of an additional mill and an upgrade of downstream processing circuits, throughput was affected by persistent mill and crusher circuit engineering related problems throughout the year. Poor grinding, cyclone and agitator performance caused high levels of leach tank silting and reduced residence time, and resulted in recovery being 90.6 percent rather than the planned 94.5 percent.

Higher than expected maintenance costs were incurred on the crushing and milling circuits as a result of abnormal component replacement and spares and consumables consumption patterns and this, combined with the impact of lower gold production, impacted on the cost per ounce performance.

Between May and December 2004, CIP gold production was 121,000 ounces from the processing of 2,181,000 tonnes of ore yielding 1.72 g/t.

To help resolve these issues changes were made to the crushing and milling circuits during the year to optimize the plant in its present hardware configuration. In addition, with the installation of a trash screen to reduce volumetric constraints in the CIL circuit, a fourth leach tank was constructed to improve residence time and recovery. However, the overall impact was an increase in the cost per tonne and this in turn impacted negatively on pit optimization and ore reserves.

A mine-to-mill study is presently being undertaken to determine the optimum performance of the existing plant and to examine other options to reduce operating cost per tonne to levels that would allow open-pit reserves to be increased and to enhance the NPV of these deposits.

Following an economic evaluation which indicated that, due to low recoveries, the ores which were being heap-leached would be more economically treated through the CIP plant, the crushing and stacking of heap-leach ore was suspended in May 2004.
For the period May to December 2004, gold production was 3,000 ounces from the 10,000 tonnes stacked and the wash out of the pads.

Total cash costs at $303 per ounce were higher than planned, a result of decreased production and high crushing and processing costs. Attributable capital expenditure was $3 million, and was spent mainly on retro fitting work on the CIP plant.

Growth prospects: In 2005, re-engineering studies principally focused on the crushing and CIP plants, but covering the entire business, will be undertaken with a view to reducing the cost per tonne and increasing the number of ounces in the ore reserve and the NPV of the properties.

A scoping study will also be undertaken to evaluate the economics of exploiting the considerable low grade mineral resources of the GAG and TGL properties which lie in the Tarkwain conglomerates extending below the economic limit of the open-pits.

Outlook: Attributable gold production is expected to reach 206,000 ounces in 2005, at a total cash cost of $261 per ounce.
Capital expenditure of $21 million will principally be applied to increasing throughput at the CIP plant.

GUINEA

Following the Business Combination with Ashanti which was effective on April 26, 2004, the Siguiri operation in Guinea, forms part of the AngloGold Ashanti group. The effective reporting period for the former Ashanti operations is the eight months from
May 2004 to December 2004.

Siguiri (attributable 85 percent)

Description: AngloGold Ashanti has an 85 percent interest in the Siguiri mine which is an open-pit operation. The balance of
15 percent is held by the government of Guinea.

Location: The Siguiri gold mine is located in the Siguiri District in the north-east of the Republic of Guinea, West Africa, approximately 850 kilometers from the capital city of Conakry. The nearest important town is Siguiri (approximately
50,000 inhabitants), located on the banks of the Niger River.

Geology: This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences.
Two main types of gold deposits occur in the Siguiri basin and are mined. These are: laterite or CAP mineralization which occurs as aprons of colluvial or as palaeochannels of alluvial lateritic gravel adjacent to, and immediately above, in-situ mineralization quartz-vein related mineralization hosted in meta-sediments with the better mineralization associated with vein stockworks that occur preferentially in the coarser, brittle siltstones and sandstones. The mineralized rocks have been deeply weathered to over 100 meters in places to form saprolite or SAP mineralization. The CAP and SAP ore types were blended and processed using the heap-leach method. The percentage of available CAP ore has decreased and the new CIP plant will treat predominantly SAP ore.

Siguiri – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month) 750
Technology
crushers,
heap-leach
Operating and production data for Siguiri
(1)
2004                          2003                         2002
Pay limit (oz/t)
0.017                               –                                –
Pay limit (g/t)
0.59                               –                                 –
Recovered grade (oz/t) 0.032 – –
Recovered grade (g/t) 1.10 – –
Gold production (000 oz) – 100% 98 – –
Gold production (000 oz) – 85% 83 – –
Total cash costs ($/oz)
(2)
443 – –
Total production costs ($/oz)
(2)
578 – –
Capital expenditure ($ million) – 100% 57 – –
Capital expenditure ($ million) – 85% 48 – –
Employees
(3)
1,194                               –                                –
Outside contractors
(3)
1,412 – –
(1)
For the eight months from May 2004.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.
Operating performance: Government embargoes on the sale of gold and the import of fuel implemented during the second quarter of 2004 had a significant impact on production. The embargoes were subsequently lifted and discussions with government relating to certain disputed claims and the renegotiation of the Convention de Base continues This was followed by an unexpected shortage of cement supplies in the third quarter which resulted in reduced crushing and stacking operations.
Attributable gold production for the period ended December 31, 2004 amounted to 83,000 ounces, at an average yield of
1.10g/t.

Good progress was made with the construction of the CIP plant, with commissioning planned for the first quarter of 2005.

Total cash costs of $443 per ounce reflected the decreased production, as well as increased transportation and power costs, a result of higher fuel prices, while attributable capital expenditure rose to $48 million, largely on the Siguiri CIP plant.

Growth prospects: The CIP project will transform Siguiri mine, from a heap-leach only operation, constrained by limited economically treatable mineral resources, to a property capable of economically exploiting the saprolitic ores that extend below the base of the existing pits and still have considerable exploration potential proximal to the existing mine infrastructure.

Outlook: Attributable gold production in 2005 will be in the region of 264,000 ounces, at a total cash costs of $291 per ounce.
Capital expenditure is expected to be $10 million and will be spent on completion of the CIP project and exploration of the concessions.

MALI

AngloGold Ashanti has three operations in the West African country of Mali in partnership with other parties. These operations are Sadiola, Yatela and Morila, which are all operated by AngloGold Ashanti.

Mali – Summary of metallurgical operations
Sadiola
Yatela
Morila
Gold plants
Capacity (000 tonnes/month) 435 250 350
Technology mineral sizing,
SAG mills (2),
ball mill,
cyanide leach,
CIP,
elution,
electro-winning
mineral sizing,
agglomeration,
heap-leaching,
carbon adsorption
crushing,
SAG milling,
ball mill,
gravity concentration,
cyanide leach,
CIP.
elution,
electro-winning
Pyrite flotation plants
Capacity (000 tonnes/month) 66 – –
Sulphuric acid plants
Production
(tonnes/month) 10,800 – –
•      Sadiola (attributable 38 percent)
Description: AngloGold has a 38 percent interest in, and manages, the Sadiola mine within the Sadiola exploitation area in
Western Mali. The joint venture partners are IAMGOLD, a Canadian listed company (38 percent), the Government of Mali
(18 percent), and the International Finance Corporation (IFC) (6 percent).

Location: The mine is situated 77 kilometers south of Kayes, the regional capital.

Geology: The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the
Kenieba Window. The specific rocks which host the mineralization are marbles and greywackes which have been intensely weathered to a maximum depth of 200 meters. A series of north-south trending faults occur which are the feeders to the
Sadiola mineralization. As a result of an east-west regional compression event, deformation occurs along a north-south striking marble-greywacke contact, increasing the porosity of this zone. North-east striking structures which intersect the north-south contact, have introduced mineralization, mainly with the marble where the porosity was greatest.

The Sadiola Hill deposit generally consists of two zones, an upper oxidized cap and an underlying sulphide zone. From
1996 until 2002, shallow, saprolite oxide ore from the Sadiola Hill pit was the primary ore source. Since 2002, the deeper saprolitic sulphide ore has been mined and in future will progressively replace the depleting oxide reserves.

Operating and production data for Sadiola
2004                         2003                           2002
Pay limit (oz/t)
0.06                          0.05                            0.05
Pay limit (g/t)
1.76                          1.68                            1.71
Recovered grade (oz/t) 0.081 0.081 0.086
Recovered grade (g/t) 2.77 2.77 2.96
Gold production (000 oz) 100% 459 452 480
Gold production (000 oz) 38% 174 172 182
Total cash costs ($/oz)
(1)
242 210 163
Total production costs ($/oz)
(1)
448 401 324
Capital expenditure ($ million) 100% 16 10 16
Capital expenditure ($ million) 38% 6 4 6
Employees
(2)
550                            492                            399
Outside contractors
(2)
609 549 454
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

Operating performance: Attributable production increased by 1 percent to 174,000 ounces in 2004 from 172,000 ounces in
2003, as milled tonnages increased by 2 percent given a 3.6 percent increase in overall milling utilization. Total cash costs increased by 15 percent from $210 per ounce in 2003 to $242 per ounce in 2004, as production levels were undermined by higher operating costs. Operating costs were adversely affected by the weaker dollar, higher diesel prices and high reagent costs associated with the increased treatment of sulphide ore and the more stringent detoxification standards. Capital expenditure for the year rose by 50 percent to $6 million, mainly on exploration, residue pipeline and plant modifications to improve the detoxification capacity.

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

Growth prospects: A generative study has identified potential oxide targets on the Sadiola property, which will be investigated in 2005. Infill drilling of the Deep Sulphide project located below the existing Sadiola pit is now complete and modeling is ongoing. Conversion drilling of inferred resources on the FE3 South deposit is now complete and modeling of the orebody is under way.

Outlook: Attributable production at Sadiola is expected to decrease by 2 percent to 170,000 ounces during 2005, at a total cash cost of about $260 per ounce. Attributable capital expenditure is expected to be $13 million, an increase of 117 percent on 2004. The main components of capital expenditure are cyanide recovery and plant modifications, exploration, grid power and mining infrastructure.

•       Yatela (attributable 40 percent)

Description: The Yatela mine is owned by Société d’Exploitation des Mines d’Or de Yatela S.A., in which AngloGold Ashanti and IAMGOLD each hold an effective 40 percent interest, with the government of Mali holding 20 percent.

Location: Yatela is located some 25 kilometers north of Sadiola and approximately 50 kilometers south-south-west of the town of Kayes, the regional capital.

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

Operating and production data for Yatela
2004                         2003                           2002
Pay limit (oz/t)
0.06                          0.06                            0.07
Pay limit (g/t)
1.96                          2.04                            2.09
Stacked grade (oz/t) 0.099 0.083 0.105
Stacked grade (g/t) 3.41 2.84 3.60
Gold production (000 oz) 100% 242 218 269
Gold production (000 oz) 40% 97 87 107
Total cash costs ($/oz)
(1)
255                            235                            175
Total production costs ($/oz)
(1)
320                            333                            234
Capital expenditure ($ million) 100% 7 14 9
Capital expenditure ($ million) 40% 3 6 4
Employees
(2)
208                            190                            157
Outside contractors
(2)
825                            736                            598
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

Operating performance: Gold production at Yatela (40 percent attributable) rose by 11 percent from 87,000 ounces in
2003 to 97,000 ounces during 2004 largely owing to an increase of 11 percent in the tonnage stacked. The increased tonnage was due to a 10 percent increase in overall utilization of the treatment section. Total cash costs at $255 per ounce were
9 percent higher than 2003’s total cash costs of $235 per ounce, a result of the weaker dollar, as well as increased fuel prices.
Capital expenditure, at $3 million, declined by 50 percent year-on-year: expenditure was primarily on the construction of leach pads and payment of historical duties on fixed assets as the exoneration period on import duties came to an end.

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

Growth prospects: An investigation into the potential for sulphide ore below the existing Alamoutala deposit is ongoing.

Outlook: In 2005, Yatela is expected to produce 107,000 ounces, an increase of 10 percent, at a total cash cost of $261 per ounce. Capital expenditure attributable to AngloGold Ashanti is expected to remain constant at $3 million, largely for leach pad construction.

•      Morila (attributable 40 percent)

Description: AngloGold Ashanti and Randgold Resources Limited each hold an effective 40 percent interest in the Morila Joint
Venture, with the other 20 percent held by the Malian government. Under the joint venture agreement, AngloGold Ashanti is the operator of the mine.

Location: This mine is situated some 180 kilometers by road, south-east of Bamako, the capital city of Mali (600 kilometers south-east of Sadiola).

Geology: Morila is a mesothermal flat lying shear-zone hosted deposit, apart from steepening to the east against steep faulting. The deposit lies within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralization is characterized by silica-feldspar alteration and sulphide mineralization consists of arsenopyrite, pyrrhotite, pyrite and chalocopyrite.

Operating and production data for Morila

2004                         2003                           2002
Pay limit (oz/t)
0.09                          0.06                            0.08
Pay limit (g/t)
2.81                          2.14                            2.46
Recovered grade (oz/t) 0.130 0.221 0.349
Recovered grade (g/t) 4.57 7.56 11.96
Gold production (000 oz) 100% 510 794 1,052
Gold production (000 oz) 40% 204 318 421
Total cash costs ($/oz)
(1)
196 108 74
Total production costs ($/oz)
(1)
270                            176                            143
Capital expenditure ($ million) 100% 5 12 17
Capital expenditure ($ million) 40% 2 4 7
Employees
(2)
479                            453                            442
Outside contractors
(2)
919                            874                            727
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

Operating performance: Tonnage milled initially fell short of budget during the year. This was coupled with a decline in recovered grade as lower grade mining blocks were encountered on the periphery of the pit. Grades recovered towards year-
end as mining moved into higher grade zones in Pit 3. The new plant expansion project, which began commissioning in March, provided further constraints resulting in reduced levels of throughput and lower-than-planned recoveries. A technical plan to address these issues was implemented, with performance levels returning to those expected in the fourth quarter. This was negated to some degree by the SAG mill gearbox replacement which took 10 days to complete in August. The new milling circuit reached its expansion design of 350,000tpm by mid-year. Another setback in June was the industrial action experienced
– resulting in further loss of production – on the issue of a productivity bonus relating to exceptionally high grades encountered at Morila in 2002. The tense industrial relations climate was resolved with a settlement reached in November.

Total gold production for 2004 (40 percent attributable) reduced by 36 percent from 318,000 ounces in 2003 to 204,000 ounces in 2004, with the average yield falling to 4.57g/t. Total cash costs rose to $196 per ounce (2003: $108 per ounce) as a result of lower recovered grades, higher fuel prices and a weaker dollar. Attributable capital expenditure for the year amounted to
$2 million and included the purchase of a crane, a drill rig and community development projects.

In 2003, gold production at Morila decreased by 24 percent to 318,000 attributable ounces from 421,000 attributable ounces in
2002, largely as a result of the exceptionally high grades achieved during July to October 2002 not being sustained. Total cash costs for the year increased by 46 percent to $108 per ounce in 2003 from $74 per ounce in 2002 due to the lower grade, higher diesel costs and the impact of the weaker United States dollar on expenditure expressed in dollar terms.

Growth prospects: Exploration drilling of the Samacline area located west of the Morila pit will continue in 2005, following up on the encouraging drill results returned in 2004.

Outlook: In 2005, gold production is expected to increase to 258,000 ounces, at a total cash cost of $173 per ounce. Capital expenditure will decline to $2 million.

NAMIBIA

AngloGold Ashanti’s only operation in this country is the Navachab mine.

Description: After having obtained an additional 30 percent interest in 1999, AngloGold Ashanti holds a 100 percent interest in the Navachab open-pit gold mine near Karibib in Namibia, which has been in production since 1990.

Location: Navachab is located near Karibib in Namibia, on the southern west coast of Africa.

Geology: The Navachab deposit is hosted by Damaran greenschistamphibolite facies, calc-silicates, marbles and volcanoclastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating dome and basin structures. The mineralized zone forms a sheet-like body which plunges at an angle of approximately 20 degree to the north-west. The mineralization is predominantly hosted in a sheeted vein set
(±60 percent) and a replacement skarn body (±40 percent).

The gold is very fine-grained and associated with pyrrhotite, and minor to trace amounts of pyrite, chalcopyrite, maldonite and bismuthinite. Approximately 80 percent of the gold is free milling.

Navachab – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month) 110
Technology
crushing,
SAG milling,
cyanide leach,
CIP,
elution,
electro-winning
Operating and production data for Navachab
2004                          2003                           2002
Pay limit (oz/t)
0.05                           0.04                            0.03
Pay limit (g/t)
1.46                           1.38                            1.02
Recovered grade (oz/t) 0.046 0.051 0.056
Recovered grade (g/t) 1.59 1.75 1.93
Gold production (000 oz) 100% 67 73 85
Total cash costs ($/oz)
(1)
348                             274                            147
Total production costs ($/oz)
(1)
418                             329                            153
Capital expenditure ($ million) 100% 21 2 2
Employees
(2)(3)
251                             180                            171
Outside contractors
(2)(3)
–                             209                            182
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
(3)
No mining labor, contract or otherwise, was on site during the first half of 2004.
Operating performance: Milled tonnages and recovered grade dropped in the first half of the year as no ore was mined while the operation made the transition to owner-mining, although stockpiles were treated during this period. Tonnage throughput increased in the second half of the year and ended 1 percent down on 2003 despite an unscheduled shutdown for crusher repairs. Gold production for the year amounted to 67,000 ounces, down by 8 percent on 2003 of 73,000 ounces, while the yield fell by 9 percent to 1.59g/t.

Total cash costs in 2004, at $348 per ounce, were 27 percent higher than 2003 at $274 per ounce, largely due to the weaker dollar, higher diesel prices and lower grades. Good progress was made in improving volumes, grades and efficiencies in the second half of the year. Capital expenditure of $21 million was significantly higher than the previous year owing to the transition to owner-mining.

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

Growth prospects: In the short term, mining of shallow ore adjacent to the EZ3 pit will enhance growth, in the longer term a potential pit expansion to fetch footwall mineralization is being considered. Several brownfields prospects are located within a trucking distance to the pit and are currently under investigation.

Outlook: Gold production is expected to rise to 80,000 ounces in 2005, at a total cash cost of $277 per ounce. Capital expenditure should decline by 96 percent to $1 million.

TANZANIA

The Geita mine is AngloGold Ashanti’s only operation in Tanzania.
Description: Prior to April 2004, Ashanti and AngloGold each held a 50 percent share in Geita, which was managed under the joint venture agreement entered into between the companies. As a result of the Business Combination, Geita is now a wholly-
owned subsidiary. Geita is a multi-pit operation, with a 6 million tpa CIL plant.

Location: The Geita mine is located 80 kilometers south-west of the town of Mwanza.

Geology: Geita is an Archaean mesothermal mainly BIF-hosted deposit. Mineralization is located where auriferous fluids, which moved along shears often on BIF-diorite contacts, reacted with the BIF. Some lower-grade mineralization can occur in the diorite as well (usually in association with BIF-hosted mineralization), and approximately 20 percent of the gold is hosted in the diorite.

Geita – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month) 490
Technology
crushing,
SAG milling,
ball mill,
gravity concentration,
cyanide leach,
CIP,
elution,
electro-winning
Operating and production data for Geita
2004
(1)
2003
(1)
2002
(1)
Pay limit (oz/t)
0.09                          0.06                           0.07
Pay limit (g/t)
2.81                          2.16                          2.13
Recovered grade (oz/t) 0.109 0.105 0.106
Recovered grade (g/t) 3.74 3.60 3.62
Gold production (000 oz) 100% 692 661 579
Gold production (000 oz) 100 % attributable from May 2004 570 331 290
Total cash costs ($/oz)
(2)
250 183 175
Total production costs ($/oz)
(2)
335 224 224
Capital expenditure ($ million) 100% 14 20 17
Capital expenditure ($ million) 100 % attributable from May 2004 13 10 9
Employees
(3)
661                           643                           580
Outside contractors
(3)
1,595 1,437 1,157
(1)
Prior to April 26, 2004, AngloGold held a 50 percent stake.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.
Operating performance: At Geita, attributable production increased by 72 percent to 570,000 ounces, largely as a result of the acquisition of the remaining 50 percent of Geita on April 26, 2004. A year-on-year comparison of Geita on a 100 percent basis shows an increase in gold production of 5 percent to 692,000 ounces (equivalent 2003: 661,000 ounces) as a result of a
4 percent increase in recovered grade to 3.74g/t. Total cash costs increased by 37 percent from $183 per ounce in 2003 to
$250 per ounce in 2004 due to significant increases in mining contractor and diesel costs. Capital expenditure of $13 million for the year was spent mainly on brownfields exploration, sterilization drilling, dewatering projects and plant improvements.

In 2003, production at Geita increased by 14 percent to 331,000 attributable ounces from 290,000 attributable ounces in 2002, due to a 15 percent increase in tonnage throughput, which was the result of the successful implementation of the plant expansion project which increased plant capacity to 5.6 million tonnes per annum. The grade improved from 2.70g/t in the first half of the year to 4.53g/t during the second half. Total cash costs increased by 5 percent from $175 per ounce in 2002 to
$183 per ounce in 2003, as a result of increased diesel fuel prices and mining contractor rates. During 2003 Geita process plant phase 1 upgrade throughput was 5.7 million tonnes. Mining volume increased to 59.9 million tonnes in 2003.

Growth prospects: Exploration from 2005 will focus on the identification and generation of resources to the inferred category, from largely regional targets developed in 2004. The life-of-mine production schedule will dictate as and when these inferred resources are converted into reserves. The underground potential of the Geita Trend will be investigated once the optimization of the open-pit/underground interface has been completed.

Outlook: Gold production is set to decrease by 9 percent in 2005 to 628,000 ounces, at a total cash cost of $253 per ounce.
Capital expenditure should increase by 107 percent to $29 million from $14 million, with the main capital expenditure items being exploration, the purchase of an ore haulage fleet and tailings dam upgrades. The feasibility of owner-mining will be examined during 2005.

UNITED STATES OF AMERICA

AngloGold Ashanti acquired its operations in the United States of America from Minorco, effective March 31, 1999 and comprise the wholly-owned AngloGold Ashanti (Colorado) Corp., which holds a 67 percent interest in the Cripple Creek &
Victor Gold Mining Company (CC&V) in Colorado with a 100 percent interest in gold produced. AngloGold Ashanti’s stake in the Jerritt Canyon Joint Venture was sold to Queenstake Resources USA Inc., with effect from June 30, 2003. AngloGold
Ashanti owns 100 percent of Big Springs in Nevada, which is currently in the final stages of rehabilitation and closure.
Cripple Creek & Victor – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month)
- crushed ore production 1,512
- total ore production 1,512
-        solution processed
2,235
Technology
crushers,
valley heap-leach,
gold adsorption by carbon in solution,
elution,
electro-winning

Cripple Creek & Victor (attributable 67 percent with 100 percent interest in production)

Description: AngloGold Ashanti holds a 67 percent stake in CC&V, with the remaining 33 percent held by Golden Cycle Gold
Corporation (Golden Cycle). AngloGold Ashanti is the manager of the operation and is entitled to receive 100 percent of the cash flow from the operation until loans extended to the joint venture are repaid. CC&V is a low-cost, low-grade open-pit operation.

Location: CC&V is located south-west of Colorado Springs in the state of Colorado in the USA.

Geology: The Cripple Creek District is centered on a Tertiary-aged diatreme-intrusive complex, approximately circular in shape covering 18.4 square kilometers, surrounded by older Precambrian rocks. The Precambrian rocks consist of biotite gneiss and granodiorite which occur within a larger quartz monzonite intrusion which is in turn intruded by granite. The intersection of these four units and major faults formed an area of weakness which subsequently facilitated the formation of the Tertiary complex. The Tertiary intrusives range from syenite to phonolite/ phonotephrite to lamprophyre. Fault structures are generally near vertical and strike north-north-west to north-east. These structures are commonly intruded by phonolite dykes and appear to have acted as primary conduits for the mineralizing solutions. The north-east structures are more subtle, but appear to control the locations of higher-grade pods of mineralization which occur at their intersection with the north-north-west system.
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

Operating and production data for Cripple Creek & Victor operations
2004                         2003                        2002
Pay limit (oz/t)
0.01                          0.01                         0.01
Pay limit (g/t)
0.34                          0.34                         0.34
Recovered grade (oz/t) 0.018 0.020 0.024
Recovered grade (g/t) 0.61 0.67 0.82
Gold production (000 oz) 329 283 225
Total cash costs ($/oz)
(1)
220 199 187
Total production costs ($/oz)
(1)
365 389 391
Capital expenditure ($ million) 16 24 66
Employees
(2)
313                           326                           314
Outside contractors
(2)
74                           121                           258
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: Production increased by 16 percent from 283,000 ounces in 2003 to 329,000 ounces in 2004 due to improved mine and crusher performance, which resulted in more ounces placed and improved leach pad performance. The mine and crusher reached and exceeded design capacity during the year. This was despite the fact that the gyratory crusher lost 10 operating days in December for major repairs.

Total cash costs rose in 2004 to $220 per ounce (2003: $199 per ounce), due to higher fuel and mine maintenance (hydraulic shovel and haul truck) costs. Phase 4C of the leach pad construction was completed in the fourth quarter of 2004, bringing to conclusion the expansion project, while capital expenditure at $16 million fell by 33 percent when compared to the previous year.

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

Growth prospects: The recently completed expansion project has increased average annual gold production by 40 percent and extended the life-of-mine from 2008 to at least 2013, thereby yielding an additional 2.8 million ounces of production over the life-of-mine.

Outlook: Gold production in 2005 is forecast to mirror 2004 levels at about 330,000 ounces, at expected average total cash costs of $219 per ounce. Decreased levels of capital expenditure are planned at $10 million for 2005.

• Jerritt Canyon Joint Venture

Description: AngloGold Ashanti (Nevada) Corp, formerly known as AngloGold (Jerritt Canyon) Corp., and its partner Meridian
Gold, sold its stake in the Jerritt Canyon operation to Queenstake Resources with effect from June 30, 2003. Under this agreement, Queenstake paid the Jerritt Canyon Joint Venture partners $1.5 million in cash and 32 million shares issued by a subsidiary, Queenstake Resources Limited, with $6 million in deferred payments and $4 million in future royalties. Queenstake accepted full closure and rehabilitation and other liabilities. Ore production was drawn from four underground mines, Murray,
SSX, Smith and MCE.

In 2004, Queenstake approached the Jerritt Canyon joint venture partners about the possibility of monetizing all or the majority of the $6 million in deferred payments and $4 million in future royalty payments. On August 25, 2004 and based on an agreement reached between the parties, AngloGold Ashanti was paid approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for minor potential royalties interest that
AngloGold Ashanti retained.

Location: The Jerritt Canyon district is located in the north central Independence Mountains, north-west of Elko, Nevada in the
USA.
Operating and production data for Jerritt Canyon operations
2004                           2003
(1)
2002
Pay limit (oz/t) (open-pit) – Depleted Depleted
Pay limit (g/t) (open-pit) – Depleted Depleted
Pay limit (oz/t) (underground) average – 0.22 0.22
Pay limit (g/t) (underground) average – 7.55 7.55
Recovered grade (oz/t) milled – 0.209 0.231
Recovered grade (g/t) milled – 7.15 7.91
Gold production (000 oz) – 100% – 153 338
Gold production (000 oz) -70% – 107 237
Total cash costs ($/oz)
(2)
–                             270                             249
Total production costs ($/oz)
(2)
–                             364                             346
Capital expenditure ($ million) – 100% – 4 11
Capital expenditure ($ million) – 70% – 2 8
Employees
(3)
–                              291                             291
Outside contractors
(3)
–                                 4                                 6
(1)
The operation was sold with effect from June 30, 2003.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.
Operating performance and outlook: The operation was sold with effect from June 30, 2003.

ZIMBABWE

Following the Business Combination with Ashanti which was effective on April 26, 2004, the operation in Zimbabwe, forms part of the AngloGold Ashanti group. This operation was sold effective September 1, 2004 and therefore the effective reporting period for this former Ashanti operation is the four months from May 2004 to August 2004.
Description: AngloGold Ashanti had a 100 percent interest in the Freda-Rebecca underground mine, which it sold to South
Africa-based Mwana Africa Holdings for a consideration of $2 million with effect from September 1, 2004.

Location: The mine is located at Bindura, north of Harare, in Zimbabwe.

Operating and production data for Freda-Rebecca
2004
(1)
2003                          2002
Pay limit (oz/t)
–                                –
Pay limit (g/t)
–                                –
Recovered grade (oz/t)
0.048
–
–
Recovered grade (g/t)
1.66
–
–
Gold production (000 oz)
9
–
–
Total cash costs ($/oz)
(2)
417
–
–
Total production costs ($/oz)
(2)
556
–
–
Capital expenditure ($ million)
1
–
–
Employees
(3)
687                                –                                 –
Outside contractors
(3)
58
–
–
(1)
For the four months from May 2004 through August 2004. The mine was sold effective September 1, 2004.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.
Operating performance: Gold production for the period was 9,000 ounces, at a total cash cost of $417 per ounce. Mining operations were severely hampered by the unavailability of trackless mining equipment and material resources. Capital expenditure was $1 million.

Outlook: The mine was sold effective September 1, 2004.

Rights to mine and title to properties

Rights to mine and title to properties AngloGold Ashanti’s rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. In a number of countries in which
AngloGold Ashanti operates there are, in some cases, certain restrictions in terms of the company’s ability to independently move assets out of that country and/or transfer the assets within the group, without the prior consent of the local government or minority shareholders involved.

Argentina
According to Argentinean mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for, exploit and dispose of mines as owners by means of a legal license granted by competent authority under the provisions of the Argentine Mining Code. The legal licenses granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code. In Argentina, the usual ways of transferring rights over mining licenses are: to sell the license; to lease it; or to assign the rights under such a license by a beneficial interest or Usufruct Agreement. In the case of
Cerro Vanguardia – AngloGold Ashanti’s operation in Argentina – the mining title holder is its partner, Fomicruz, and due to the
Usufruct Agreement signed between them and Cerro Vanguardia SA on December 27, 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on December 27, 2036.

Australia
In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant State or Territory.
Exploration for, and mining of, minerals is regulated by the general mining legislation and controlled by the mining ministry of each respective State or Territory.

Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and State Aboriginal heritage legislation also operates to protect special sites and areas from disturbance although to date there has not been any adverse impact on any of AngloGold Ashanti’s operating properties.

AngloGold Ashanti’s operating properties are located in the State of Western Australia. The most common forms of tenure are exploration and prospecting licenses, mining leases and general purpose leases. In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration license has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.

It is possible for an individual or entity person to own the surface of the property and for another to own the mineral rights.
Typically the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the discretion of the respective State or Territory’s minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.

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

AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations, and both it and its joint venture partners are fully authorized to conduct operations in accordance with relevant laws and regulations. The mining leases cover the current life-of-
mine at AngloGold Ashanti’s operations in Australia.

Brazil
In Brazil, Mine Manifests (mining titles granted in 1936) and Mining concessions (mining titles presently granted via an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period – until depletion of reserves – provided that the mining title holder complies with current Brazilian mining legislation, as well as with those requirements set out by the DNPM who acts as inspecting entity for mining activities.

The difference between a Mine Manifest and a Mining Concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a Mine Manifest than a Mining Concession, although, in practice, it is possible for a manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti’s operations in Brazil have indefinite mining licenses.

Ghana
Mining activities in Ghana are primarily regulated by the Minerals and Mining Law 1986 (PNDCL 153) or the Mining Law. Under
the Constitution and the Mining Law, all minerals in Ghana in their natural state are the property of the state and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under license or lease.

A license is required for the export or disposal of such minerals and the government has a right of pre-emption over all such minerals. The government of Ghana shall acquire, without payment, a 10 percent interest in the rights and obligations of the mineral operations in relation to a mineral right to reconnaissance, prospecting or mining, and shall have the option to acquire a further 20 percent interest where any mineral is discovered in commercial quantities, on terms agreed between the government and the holder of the mining lease subject to arbitration if the parties fail to agree.

A license or lease granting a mineral right is required to prospect for or mine a mineral in Ghana and the Minister of Energy and Mines has the power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the Cabinet. The powers of the Minister of
Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilization of natural resources and coordinating policies relating to them.

The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by parliament. A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate license is required for some other activities, including the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without the Minister of Mines’ prior written approval.
Control of mining companies: The Minister of Mines has the power to object to a person becoming or remaining a
‘‘shareholder controller’’, a ‘‘majority shareholder controller’’ or an ‘‘indirect controller’’ of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller. In this context:
•      shareholder controller means a person who, either alone or with certain others, is entitled to exercise or control the exercise of 20 percent or more of the voting power at any general meeting of a mining company or of any other company of which it is a subsidiary;
•      majority shareholder controller means a shareholder controller in whose case the percentage referred to above also exceeds 50 percent; and
•       indirect controller means a person in accordance with whose directions or instructions the director of a mining company, or of another company of which it is a subsidiary, or the shareholder controllers of that mining company, are accustomed to act.
A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months.

Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or is otherwise in contravention of the procedures prescribed by the Mining Law, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.

Where a person, either alone or with others, acquires an interest in 5 percent or more of the voting power of a mining company he is required to notify the Minister of Mines. A person who is a controller of a mining company must give notice of his ceasing to be such a controller before he disposes of his interest. In addition, the mining company itself has to give notice to the
Minister of Mines of the fact that any person has become or ceased to be a controller.

Violation of these provisions of the Mining Law is a criminal offence. The law also gives the Minister of Mines power to investigate and report on the ownership and control of any mining company.

The Mining Law also gives the government the right to acquire a special share (Golden Share) in a mining company in order to protect the assets of the relevant company and to reflect and further the intentions of the provisions of the Mining Law relating to control of a mining company. The government has retained its Golden Share in relation to the assets and operations in
Ghana.

Prior to the Business Combination between AngloGold and Ashanti, AngloGold and the government of Ghana agreed the terms of a Stability Agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti will operate in Ghana following the implementation of the Business Combination. For details of the Stability Agreement as well as AngloGold Ashanti’s commitments, see ‘‘Item 4A.: History and development of the company – Business Combination between AngloGold and Ashanti”.

Payments and allowances: The Mining Law provides that royalties are payable by the holder of a mining lease to the State at rates of between 3 percent and 12 percent of total minerals revenue, depending on a formula set out in mineral royalty regulations. The formula is determined by calculating the ratio of revenue minus operating costs, interest and capital allowances to total revenue. A ratio of 30 percent or lower will attract a royalty of 3 percent. For every 1 percent that the ratio exceeds 30 percent, the amount of the royalty will increase by 0.0225 percent up to a maximum of 12 percent. The laws of
Ghana currently provide for income tax at a rate of 30 percent. The Mining Law provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits. However, AngloGold Ashanti and the government of Ghana have entered into the Stability Agreement with respect to the payment of royalties and taxes as detailed previously.

In 2002, the Ghanaian tax legislation was changed so that unutilized losses and capital allowances existing at January 1, 2001 can only be carried forwards for five years. If not used by that time they will be lost. Losses and capital allowances incurred after 1 January 2001 can be carried forward without limit.

Retention of foreign earnings: Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the acquisition of machinery and equipment as well as for certain other payments such as debt service payments and dividends.

Where the net earnings of a holder of a mining lease are in foreign currency, the holder is permitted to retain not less than
25 percent of foreign exchange earnings in an external account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, such as dividend and debt service payments.

AngloGold Ashanti’s operations in Ghana are permitted to retain 80 percent of its foreign exchange earnings in such an account. In addition, the company has permission from the Bank of Ghana to retain and use outside Ghana dollars required to meet payments to our hedge counterparties which cannot be met from the cash resources of our treasury company.

Leases: Mining leases may be applied for either by a prospecting license holder who has established the existence of minerals in commercial quantities or by others who do not hold such licenses, who establish the same to the satisfaction of the Minister of Mines. Mining leases are normally granted for a period not exceeding 30 years and the holder may apply to the Minister of
Mines for renewal, on such conditions as the Minister of Mines may determine, for up to another 30 years. This period has been extended in terms of the Stability Agreement. They are to have a maximum size (subject to derogation by the President where it is considered to be in the national interest) of 50 square kilometers for any grant and 150 square kilometers in aggregate.

A holder may apply for an enlargement of the mining area, which, subject to the Mining Law, the Minister of Mines may grant if satisfied that such approval is in the national interest. The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner.

Reconnaissance and prospecting licenses are normally granted for up to 12 months and three years respectively, subject to renewal. A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving
‘localization’, being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economy.

Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval to such actions may be given, subject to conditions determined on the advice of the Minerals Commission.

There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The
Minister of Mines may suspend or cancel a mineral right if, among other things, the holder:
•       fails to make payments under the Mining Law when due;
•       is in breach of any provisions of the Mining Law or the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals;
•       becomes insolvent or bankrupt;
•       makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known to be false; or
•       for any reason becomes ineligible to apply for a mineral right under the provision of the Mining Law.
Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the
State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe. Subject to the proper conduct of the mining operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from erecting any building without the consent of the holder (or, if such consent is unreasonably withheld, without the consent of the Minister).

An owner or occupier of any land subject to a mineral right may apply to the holder of the mineral right for compensation and the amount of the compensation shall, subject to the approval of the land valuation board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the Minister of Mines in consultation with the land valuation board). The Land Valuation Board has in the past increased amounts of compensation payable to owners and occupiers. The holder, in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent pollution of the environment as a result of such operations.

A range of activities and breaches of the Mining Law, including obstructing the government from exercising its pre-emption right and conducting mining, prospecting or related activities otherwise than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is 500,000 cedis (at the current exchange rate, equivalent to approximately $50) and the maximum term of imprisonment is two years.

Mining properties: The current mining lease for the Obuasi area was granted by the government of Ghana on March 5, 1994.
It grants mining rights to land with an area of approximately 334 square kilometers in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometers has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometers, the Lease Area. The company is required to pay to the government of Ghana rent (subject to review every five years, when the rent may be increased by up to 20 percent) at a rate of approximately $5 per square kilometers and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area.

Bibiani had title to a 50 square kilometers mining lease for a period of 30 years to May 18, 2027. The terms and conditions of the lease are consistent with similar leases granted in respect of Obuasi. With effect from October 1, 2001, the Bibiani mining lease was transferred to Ashanti Goldfields Company Limited from Ashanti Goldfields (Bibiani) Limited.

Iduapriem Mining Lease: The company has title to the 33 square kilometers Iduapriem mining lease granted on April 19, 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the
Obuasi mining lease.

Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of
26 years. The terms and conditions of these leases are consistent with similar leases granted in respect of the Obuasi mining lease.

Proposed amendment to mining law: A bill has been drafted which, if enacted, will replace and repeal the existing Minerals and Mining Law 1986 and all other regulations under it. The bill may never be enacted or, if enacted, might be enacted with substantial modifications. For the most part the bill consolidates with modifications the existing law.

The key material modifications to the current regime proposed in the current draft are:
•       the right of the government to acquire a 10 percent ‘free-carried’ interest in a mining company is to be amended so that in future it will be acquired on terms prescribed or on terms to be agreed; the bill does not currently prescribe any terms. In addition, the right of the government to acquire a further 20 percent interest in the rights and obligations of the mineral operations in relation to mineral rights is to be deleted;
•       provisions for stability agreements to be entered into by the Minister of Mines, on behalf of the Republic, with approval of parliament to ensure that the holders of mining rights are not adversely affected by changes in law for a period of 15 years and for development agreements to be entered into, with the approval of parliament between the Minister of Mines, on behalf of the Republic, and a mining company where the proposed investment is greater than $500 million to deal with, in addition to matters relating to environmental liabilities the exercise of discretion and settlement of disputes;
•      compensation principles for disturbance of an owner’s surface rights;
•      proposals that royalties are payable by the holder of a mining lease at a rate of 4 percent to replace the existing sliding scale of 3-12 percent for gold produced from its mining operations; and
•      although the right of the government to be issued with a special share in a mining company still exists, the consent of the special shareholder will only be required for the disposal of a mining lease and/or material assets, which are situated in
Ghana.
Guinea
In Guinea, all mineral substances are the property of the state. Mining activities are primarily regulated by the Mining Code,
1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining license, mining prospecting license, mining license or mining concession.

The holders of mining titles are guaranteed the right to dispose freely of their assets and to organize their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.

The group’s Guinea subsidiary, Société Ashanti Goldfields de Guiné (SAG), has title to the Siguiri mining concession area which was granted on November 11, 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic ore reserves.

The original area granted encompassed 8,384 square kilometers which the subsidiary was required to reduce to five or fewer single blocks of not less than 250 square kilometers per block totaling not more than 1,500 square kilometers by November 11,
1996. The retrocession reduced the Siguiri concession area to four blocks totaling 1,495 square kilometers.

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for a further 22-year period from
November 11, 1996 under conditions detailed in a Convention de Base predating the new Guinea Mining Code.

Key elements of the Convention de Base are:
•       the government of Guinea holds a 15 percent free-carried or non-contributory interest; a royalty of 3 percent is payable on the value of gold exported; a local development tax of 0.4 percent is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10 percent income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
•      SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.
The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

In addition to the export tax payable to the government of Guinea, a royalty on production may be payable to the International
Finance Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM). Pursuant to the option agreement between the
UM and Golden Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining
Company Limited (CMC) or GSM, which payment obligation has been assigned to AngloGold Ashanti (Ghana) Limited, on a sliding scale between 2.5 percent and 7.5 percent, based on the spot gold price per ounce between $350 and $475, subject to indexation from January 1, 1995, to a cumulative maximum of $60 million. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC calculated on the same basis but at half the rate payable to UM, to a maximum of $7.8 million.

Mali
Mineral rights in Mali are governed by the Mining Act and Regulations promulgated in 1991. Exploration is carried out under permits granted by Ministerial Decree following application to the National Director of Geology and Mines from the Ministry of
Mines, Energy and Water conveying exclusive title to conduct exploration. The permit is valid for a three-year period and is renewable twice. A company applying (in an area it selected) for such a permit must provide proof of technical and financial capabilities.

An exploitation permit is required to mine a deposit located within the exploration area. This permit grants exclusive title to mine for a maximum period of 30 years (inclusive of renewals) and is granted by the council of ministers following application to the national director of mines.

Both permits referred to above include a Mining Convention (convention d’établissement) covering exploration, mining, treatment and marketing in a comprehensive document. This outlines the general conditions with regard to exploration (work program, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, State shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programs for local labor, protection of the environment, reclamation, safety, hygiene, and settlement of disputes).

Application for an exploration permit is submitted to the national director of mines based on various documents, including applicant identification, locations, receipts for payment of fixed rights and surface fees, and articles of association, together with a draft mining convention. An inter-ministerial committee examines the applications and one company is retained to do the exploration. This company then negotiates a draft of the Mining Convention and the Minister of Mines grants the exploration permit by an in-house decree published in the Malian Gazette.

Once an economically viable deposit has been identified, an application for an exploitation permit is submitted to the national director of mines. This application must be made prior to the expiry of the exploration permit. The application document must contain a map and coordinates, a receipt for payment of fixed rights and surface fees and a summary of technical and financial capabilities. The exploitation title is granted following a thorough investigation.

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.

Namibia
Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants a prospecting license and on presentation of a feasibility study, a mining license is then granted taking into account the abilities of the company, including mining, financial and technical capabilities, rehabilitation programs and payment of royalties. The relevant license has been granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia.
The current 15-year license which was to expire in 2003 has been renewed and extended for another 15 years to 2018.

South Africa
The Mineral and Petroleum Resources Development Act: In October 2002, the president of South Africa assented to the
Mineral and Petroleum Resources Development Act (MPRDA), which was passed by the parliament of South Africa in June
2002 and came into effect on May 1, 2004. The MPRDA vests custodianship of South Africa’s mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. Additionally, for details relating to the MPRDA and associated broad-based socio-economic empowerment charter and related scorecard, as well as AngloGold Ashanti’s progress in converting existing rights in terms of the new legislation, see “Item 3D.: Risk Factors”.

Tanzania
Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998, and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Ministry of Energy and Minerals under this Act.

The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are:
•        prospecting licenses;
•        retention licenses; and
•        mining licenses.

A prospecting license grants the holder thereof the exclusive right to prospect in the area covered by the license for all minerals, other than building and gemstones, for a period of three years. Thereafter, the license is renewable for two further periods of two years each. On each renewal of a prospecting license, 50 percent of the area covered by the license must be relinquished. Before applying for a prospecting license a prospecting reconnaissance with a maximum of 5,000 square kilometers is issued for a period of two years after which a three-year prospecting license is applied for. A company applying for a prospecting license must, inter alia, state the financial and technical resources available to it. A retention license can also be requested from the Minister, after the expiration of the 3-2-2 year prospecting license period, for reasons ranging from funds to technical.

Mining is carried out through either a mining license or a special mining license, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the license. A mining license is granted for a period of
10 years and is renewable for a further period of 10 years. A special mining license is granted for a period of 25 years and is renewable for a further period of 25 years. If the holder of a prospecting license has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention license which will entitle the holder thereof to apply for a special mining license when it sees fit to proceed with mining operations.

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
operations.

A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-
term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.

AngloGold Ashanti has complied with all applicable requirements and the relevant licenses have been issued for 25 years and expire in 2024.

United States of America
Mineral rights, as well as surface rights, in the United States of America are owned by private parties, state governments and the federal government. Most land prospective for precious metals exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the General Mining
Law of 1872, as amended.

Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.

Authorizations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies at all phases of mining activities.

The Cripple Creek & Victor Gold Mining Company joint venture is almost entirely comprised of owned patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately
7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life-of-
mine permits.

An agreement was announced on February 27, 2003 wherein AngloGold entered into a purchase and sale agreement with
Queenstake for its interest in the Jerritt Canyon Joint Venture. The agreement included, inter alia that Queenstake accept full closure and rehabilitation and other liabilities. The transaction was concluded effective June 30, 2003. When held prior to this date, the Jerritt Canyon Joint Venture property control consisted of owned or leased unpatented mining claims covering
58,000 acres of public lands, and owned or leased property covering 21,000 acres of private lands. Ownership of unpatented mining claims for public lands and ownership of private lands provided the joint venture with the right to mine for an indefinite tenure. Leases of public or private property rights to the joint venture also conveyed full mining rights and included terms, which were indefinitely extended so long as operations continued. All life-of-mine reserves were within those property controls.
The mining and rehabilitation permits issued by the State of Nevada and the US Forest Service were life-of-mine permits.

Ore Reserves

The tables below set out the group’s proven and probable ore reserves as of December 31, 2004 and 2003, in both imperial and metric units.

Ore reserve estimates in this annual report on Form 20-F are reported in accordance with the requirements of the SEC’s
Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti’s existing rights to mine, or within the time period of assured renewal periods of
AngloGold Ashanti’s rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See “Item 4B.: Business overview — Rights to mine and title to properties”, “— Safety and Health”, and “Item 4D.: Property, plant and equipment".

AngloGold Ashanti has standard procedures for the estimation of ore reserves. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons. In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars, shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with the cost structure, yield, mine call factor and ore reserves of the operation and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and ore reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the ore reserve for that operation.

In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-
dimensional model of the orebody using assumed values for gold price, operating costs, metallurgical recoveries and slope angles. An optimization process is then applied to determine all the blocks combined within the model that makes a positive contribution under these assumptions. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the ore reserves. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as proven or probable constitute the ore reserve.

For 2004, ore reserves (with the exception of Boddington), were determined assuming a gold price of $375 per ounce and exchange rates of ZAR7.86 = $1 and A$1.43 = $1.
This compares with the 2003 prices used as follows:
•      AngloGold Ashanti’s South African assets, ore reserves were determined assuming a gold price of $350 per ounce and an exchange rate of ZAR7.00 = $1.
•      in respect of assets in Mali, Namibia and Tanzania, ore reserves were determined assuming a gold price of $350 per ounce.
•      in respect of assets in Argentina and Brazil, ore reserves were determined assuming a gold price of $350 per ounce, with the exceptions of Cerro Vanguardia, as well as certain parts of Morro Velho, namely Engenho D’Agua and Córrego do Sítio. The ore reserves for Cerro Vanguardia, Engenho D’Agua and Córrego do Sítio were determined at $325 per ounce.
•      ore reserves for Cripple Creek & Victor in the USA were determined assuming a gold price of $325 per ounce.
•      ore oeserves for the Australian assets were determined assuming a gold price of $234 per ounce and at an exchange rate of
       A$1 = $0.55 for Boddington (based upon the gold price and exchange rate assumed for the 2000 feasibility study) and at $350 per ounce and an exchange rate of A$1 = $0.63 for Sunrise Dam.
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
However, these ore reserves have been determined based upon completed pre-feasibility studies.

It should be noted that in Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserves and Mineral
Resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004) and the South
African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC 2000). The SEC’s Industry Guide 7 does not recognize
Mineral Resources. Accordingly, AngloGold does not report estimates of Mineral Resources in this annual report on Form 20-F.

As with the 2003 report, tonnage and grades are reflected on a delivered-to-mill basis. The gold content estimate will be affected by losses (and gains) in three main areas: differences arising out of statistical and sampling variation; dilution in the mining and transport processes and metallurgical recovery process losses. These factors operate independently of one another.

AngloGold Ashanti’s ore reserves as at December 31, 2004 were 78.9 million ounces. Depletion during the year totaled
7.6 million ounces. The ore reserves in respect of the AngloGold assets alone decreased from 63.1 million ounces as at
December 31, 2003 to 60.9 million ounces as at December 31, 2004. The effect of the Business Combination of AngloGold with Ashanti was therefore to increase ore reserves by 20.3 million ounces.

Ore reserves have been determined at a gold price of $375 per ounce, with sensitivities at $350 per ounce and $400 per ounce. In determining the economic parameters to be used, AngloGold Ashanti has been guided by the preferred position of the SEC, whereby the economic parameters used are based on a three-year historical average. In respect of AngloGold
Ashanti’s South African and Australian assets, exchange rates of ZAR7.86 = $1 and A$1.43 = $1 respectively have been assumed. The ore reserves are relatively insensitive to changes in gold price and exchange rates of up to 10 percent, positive or negative.

The principal changes in AngloGold Ashanti’s ore reserves as at December 31, 2004 compared with those published as at
December 31, 2003, for reasons other than depletion, are as follows:
•     an increase of 1.2 million ounces at Kopanang with Edom now being included;
•     an increase of 1.1 million ounces at Geita due to extensions to the Nyankanga, Lone Cone and Geita Hill orebodies resulting from additional drilling. A planned relocation of the Nyankanga storm water diversion channel has allowed for an additional cutback;
•     an increase of 0.9 million ounces at AngloGold Ashanti Mineração due to new drilling information which resulted in the reclassification of the ore reserves at Cuiabá down to 15 level;
•     an increase of 0.8 million ounces at Great Noligwa due to the inclusion of the SV2 pillars;
•     an increase of 0.6 million ounces at Moab Khotsong due to increased area to be mined and values;
•     an increase of 0.4 million ounces at CC&V due to the inclusion of the Wildhorse Extension;
•     an increase of 0.2 million ounces at Siguiri due to additions of the Kami North and Eureka North pits, and the planned treatment of low grade stockpiles;
•     an increase of 0.2 million ounces at Savuka due to ground being transferred from TauTona;
•     a decrease of 1.2 million ounces at Obuasi due to the removal of remnant blocks, the Anyankyriem surface reserves and additional drilling information;
•    a decrease of 0.6 million ounces at Tau Lekoa due to the exclusion of the Above 800 Project;
•    a decrease of 0.6 million ounces at Iduapriem/Teberebie due to the removal of the A Zone;
•    a decrease of 0.4 million ounces at TauTona due to reserves transferred to Savuka and a lower Mine Call Factor; and
•    a decrease of 0.3 million ounces due to the sale of Freda-Rebecca.
AngloGold Ashanti will continue to pursue a strategy of increasing value-adding reserves through expansion projects, brownfields and greenfields exploration and acquisition of new assets.

Audit of 2003 mineral resource and ore reserve statement
During the course of the year, the AngloGold Ashanti 2003 mineral resource and ore reserve statement were submitted to independent consultants for review. The mineral resources and ore reserves from eight of AngloGold Ashanti’s global operations were randomly selected and subjected to review. The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti’s reserves and resources were evaluated. It is the company’s intention to repeat this process so that all its operations will be audited over a three-year period. The audit of those operations selected for review during 2005 is currently in progress.

AngloGold Ashanti’s ore reserve statements have been prepared by the competent persons who manage AngloGold Ashanti’s ore reserves. See “Item 6.: Directors, senior management and employees”.

Ore Reserves: Imperial
At December 31, 2004
Proven Ore Reserves
(1)
Probable Ore Reserves
(1)
Metallurgical
Gold
Gold
Recovery
Tons         Grade
Content
(1)
Tons       Grade
content
(1)
Factor
(mill)
(oz/ton)
(mill oz)
(mill)
(oz/ton)
(mill oz)
%
South Africa
West Wits
Mponeng
(2)
2.8 0.267 0.8 22.8 0.262 6.0 98.5
Savuka 0.1 0.191 0.0 1.9 0.214 0.4 97.6
TauTona
(2)
1.1 0.353 0.4 16.5 0.318 5.2 97.8
Vaal River
Great Noligwa 9.9 0.245 2.4 12.0 0.262 3.1 97.2
Kopanang
(6)
3.2 0.212 0.7 25.3 0.210 5.3 97.9
Moab Khotsong
(2) (3)
0.1 0.198 0.0 21.9 0.412 9.0 97.8
Tau Lekoa 5.8 0.128 0.7 19.4 0.112 2.2 96.7
Surface
Surface sources 6.1 0.018 0.1 163.5 0.017 2.8 74.3
Ergo 5.0 0.011 0.1 – – – 55.5
Argentina
Cerro Vanguardia (92.5%)
(4)
0.7 0.291 0.2 6.9 0.200 1.4 95.2
Australia
Boddington (33.33%)
(4)
45.7 0.027 1.3 97.5 0.024 2.4 83-92
(5)
Sunrise Dam 4.8 0.112 0.5 15.6 0.127 2.0 82-90
(5)
Brazil
AngloGold Ashanti Mineraçáo
(formerly Morro Velho)
2.1            0.202
0.4             8.8          0.222               1.9             87-92.9
Serra Grande (50%)
(4)
1.5 0.179 0.3 0.8 0.211 0.2 92.9-96.1
(5)
Ghana
Bibiani 6.2 0.036 0.2 2.4 0.100 0.2 85-95
Iduapriem (85%)
(4)
27.8 0.053 1.5 5.9 0.054 0.3 94.5
Obuasi 15.7 0.086 1.3 40.0 0.206 8.2 75-85
Guinea
Siguiri (85%)
(4)
23.9 0.022 0.5 36.0 0.032 1.2 77-93
Mali
Morila (40%)
(4)
5.3 0.099 0.5 6.1 0.084 0.5 91
Sadiola (38%)
(4)
2.7 0.052 0.1 7.9 0.098 0.8 76-95
(5)
Yatela (40%)
(4)
0.9 0.054 0.0 2.5 0.122 0.3 75-85
(5)
Namibia
Navachab 1.0 0.032 0.0 7.6 0.060 0.5 81-95
(5)
Tanzania
Geita 26.9 0.088 2.4 50.9 0.131 6.7 47-95
(5)
United States of America
Cripple Creek & Victor 52.8 0.031 1.6 81.5 0.027 2.2 61
Total                                                                252.0
0.064
16.2
653.4
0.096
62.7
(1)
Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)
Probable ore reserves include reserves below infrastructure. See table below.
(3)
Negligible proven ore reserves as the mine is still in the development stage.
(4)
Ore reserves attributable to AngloGold Ashanti’s percentage interest shown.
(5)
Recovery factor varies according to ore type.
(6)
Edom has been included, pending approval of a mining license.
The 2004 probable ore reserves include reserves below infrastructure in the case of the following South African mines:
Mine
Tons (millions)
Grade (ounces/ton)
Gold (million ounces)
Mponeng                                                                                       5.5
0.265 1.5
TauTona                                                                                        4.8
0.309 1.5
Moab Khotsong 11.2 0.362 4.1
Total                                                                                             21.5
0.325 7.1
The ore reserves in respect of the remaining AngloGold Ashanti mines do not include any undeveloped ore reserves.

Ore Reserves: Imperial
At December 31, 2003
Proven Ore Reserves
(1)
Probable Ore Reserves
(1)
Metallurgical
Gold
Gold
Recovery
Tons
Grade
Content
(1)
Tons           Grade
content
(1)
Factor
(mill)       (oz/ton)      (mill
oz)         (mill)
(oz/ton)       (mill
oz)
%
South Africa
West Wits
Mponeng
(2)
3.1 0.255 0.8 25.1 0.263 6.6 98.2%
Savuka 0.4 0.198 0.1 1.2 0.197 0.3 97.7%
TauTona
(2)
1.8 0.382 0.7 18.0 0.327 5.9 97.8%
Vaal River
Great Noligwa 4.4 0.276 1.2 16.4 0.267 4.4 96.5%
Kopanang
(7)
3.7 0.202 0.8 21.8 0.210 4.6 96.9%
Moab Khotsong
(2) (3)
– 0.455 – 17.2 0.438 7.5 97.7%
Tau Lekoa 8.2 0.147 1.2 22.7 0.116 2.6 96.4%
Surface
Surface sources (including Ergo) 38.7 0.012 0.5 169.3 0.016 2.8 53.2-74.3%
(5)
Argentina
Cerro Vanguardia (92.5%)
(4)
7.4 0.214 1.6 0.6 0.296 0.2 95.8%
Australia
Boddington (33.33%)
(4)
45.7 0.027 1.3 97.4 0.024 2.4 83-92%
(6)
Sunrise Dam 6.0 0.121 0.7 18.6 0.126 2.3 80 - 85%
(6)
Brazil
AngloGold Ashanti Mineraçáo
(formerly Morro Velho)
2.5 0.229 0.6 5.7 0.205 1.2 92.8%
Serra Grande (50%)
(4)
1.8 0.180 0.3 0.7 0.221 0.1 93.2 – 96.6%
(6)
Mali
Morila (40%)
(4)
4.9 0.104 0.5 6.5 0.113 0.7 92%
Sadiola (38%)
(4)
2.8 0.056 0.2 8.5 0.103 0.9 82 - 95%
(6)
Yatela (40%)
(4)
1.0 0.033 – 3.7 0.112 0.4 75-85%
(6)
Namibia
Navachab 1.4 0.040 0.1 11.1 0.053 0.6 87-92%
(6)
Tanzania
Geita (50%)
(4)
15.7 0.096 1.5 23.3 0.122 2.8 47.1–95.3%
(6)
United States of America
Cripple Creek & Victor 59.4 0.037 2.2 71.3 0.025 1.8 64%
Total
208.9
0.067
14.1
542.8
0.090
49.0
(1)
Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)
Probable ore reserves include reserves below infrastructure. See table below.
(3)
Negligible proven ore reserves as the mine is still in the development stage.
(4)
Ore reserves attributable to AngloGold’s percentage interest shown.
(5)
Varies between Ergo (53 percent) and other surface sources (74 percent).
(6)
Recovery factor varies according to ore type.
(7)
Edom has been included, pending approval of a mining license.
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

Ore Reserves: Metric
At December 31, 2004
Proven Ore Reserves
(1)
Probable Ore Reserves
(1)
Metallurgical
Gold
Gold
Recovery
Tonnes       Grade         Content
Tonnes
Grade
Content
Factor
(mill)
(g/t)
(tonnes)
(mill)
(g/t)
(tonnes)
%
South Africa
West Wits
Mponeng
(2)
2.6 9.16 23.4 20.7 8.98 185.4 98.5
Savuka 0.1 6.56 0.6 1.7 7.35 12.3 97.6
TauTona
(2)
1.0 12.10 12.0 14.9 10.89 162.6 97.8
Vaal River
Great Noligwa 9.0 8.39 75.2 10.8 8.97 97.3 97.2
Kopanang
(6)
2.9 7.27 21.0 22.9 7.21 165.6 97.9
Moab Khotsong
(2) (3)
0.1 6.80 0.6 19.8 14.13 280.1 97.8
Tau Lekoa 5.2 4.40 23.0 17.6 3.86 67.9 96.7
Surface
Surface sources 5.6 0.61 3.4 148.3 0.58 85.6 74.3
Ergo 4.5 0.36 1.6 – – – 55.5
Argentina
Cerro Vanguardia (92.5%)
(4)
0.6 9.99 6.0 6.2 6.87 42.9 95.2
Australia
Boddington (33.33%)
(4)
41.5 0.94 39.0 88.4 0.84 74.3 83-92
(5)
Sunrise Dam 4.3 3.83 16.6 14.1 4.36 61.6 82-90
(5)
Brazil
AngloGold Ashanti Mineraçáo
(formerly Morro Velho)
1.9 6.92 12.9 8.0 7.62 60.6 87-92.9
Serra Grande (50%)
(4)
1.4 6.13 8.5 0.7 7.22 4.9 92.9-96.1
(5)
Ghana
Bibiani 5.6 1.23 6.9 2.2 3.43 7.5 85-95
Iduapriem (85%)
(4)
25.2 1.81 45.5 5.4 1.85 9.9 94.5
Obuasi 14.2 2.95 41.9 36.3 7.05 255.6 75-85
Guinea
Siguiri (85%)
(4)
21.6 0.77 16.6 32.7 1.10 35.9 77-93
Mali
Morila (40%)
(4)
4.8 3.39 16.1 5.5 2.87 15.9 91
Sadiola (38%)
(4)
2.5 1.80 4.5 7.2 3.37 24.2 76-95
(5)
Yatela (40%)
(4)
0.8 1.86 1.5 2.3 4.18 9.6 75-85
(5)
Namibia
Navachab 0.9 1.09 1.0 6.9 2.06 14.2 81-95
(5)
Tanzania
Geita 24.4 3.01 73.7 46.2 4.49 207.4 47-95
(5)
United States of America
Cripple Creek & Victor 47.9 1.07 51.2 73.9 0.94 69.4 61
Total                                                                228.6
2.20
502.7
592.8
3.29
1,950.8
(1)
Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)
Probable ore reserves include reserves below infrastructure. See table below.
(3)
Negligible proven ore reserves as the mine is still in the development stage.
(4)
Ore reserves attributable to AngloGold Ashanti’s percentage interest shown.
(5)
Recovery factor varies according to ore type.
(6)
Edom has been included, pending approval of a mining license.
The 2004 probable ore reserves include reserves below infrastructure in the case of the following South African mines:
Mine
Tons (millions)
Grade (ounces/ton)
Gold (million ounces)
Mponeng                                                                                        5.0
9.09 45.6
TauTona                                                                                         4.4
10.61 46.6
Moab Khotsong 10.2 12.40 126.6
Total                                                                                             19.6
11.15 218.8
The ore reserves in respect of the remaining AngloGold Ashanti mines do not include any undeveloped ore reserves.

Ore Reserves: Metric
At December 31, 2003
Proven Ore Reserves
(1)
Probable Ore Reserves
(1)
Metallurgical
Gold
Gold
Recovery
Tonnes
Grade
Content
Tonnes
Grade
Content
Factor
(mill)
(g/t)
(tonnes)
(mill)
(g/t)
(tonnes)
%
South African operations
South Africa
West Wits
Mponeng
(2)
2.8 8.74 24.5 22.8 9.01 205.3 98.2%
Savuka 0.4 6.79 2.7 1.1 6.76 7.8 97.7%
TauTona
(2)
1.6 13.11 21.3 16.3 11.21 182.3 97.8%
Vaal River
Great Noligwa 4.0 9.46 37.6 14.9 9.16 136.1 96.5%
Kopanang
(7)
3.4 6.94 23.8 19.8 7.19 142.3 96.9%
Moab Khotsong
(2) (3)
– 15.59 0.4 15.6 15.03 234.5 97.7%
Tau Lekoa 7.4 5.05 37.2 20.6 3.99 82.2 96.4%
Surface
Surface sources (including Ergo) 35.1 0.41 14.5 153.6 0.56 86.0 53.2-74.3%
(5)
Argentina
Cerro Vanguardia (92.5%)
(4)
6.7 7.34 49.1 0.5 10.16 5.6 95.8%
Australia
Boddington (33.33%)
(4)
41.5 0.94 39.0 88.4 0.84 74.3 83-92%
(6)
Sunrise Dam 5.4 4.16 22.3 16.9 4.33 72.9 80-85%
(6)
Brazil
AngloGold Ashanti Mineraçáo
(formerly Morro Velho)
2.3 7.84 18.1 5.2 7.01 36.2 87-92.8%
Serra Grande (50%)
(4)
1.6 6.17 10.2 0.6 7.59 4.6 93.2-96.6%
(6)
Mali
Morila (40%)
(4)
4.4 3.55 15.6 5.9 3.88 22.9 92%
Sadiola (38%)
(4)
2.5 1.93 4.8 7.7 3.53 27.3 82-95%
(6)
Yatela (40%)
(4)
0.9 1.12 1.0 3.4 3.84 12.9 75-85%
(6)
Namibia
Navachab 1.3 1.38 1.8 10.1 1.81 18.2 87-92%
(6)
Tanzania
Geita (50%)
(4)
14.2 3.30 46.8 21.1 4.17 88.1 47.1-95.3%
(6)
United States of America
Cripple Creek & Victor 53.9 1.26 67.7 64.7 0.87 56.1 64%
Total
189.5
2.31
438.5
492.4
3.09
1,523.5
(1)
Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)
Probable ore reserves include reserves below infrastructure. See table below.
(3)
Negligible proven ore reserves as the mine is still in the development stage.
(4)
Ore reserves attributable to AngloGold’s percentage interest shown.
(5)
Varies between Ergo (53 percent) and other surface sources (74 percent).
(6)
Recovery factor varies according to ore type.
(7)
Edom has been included, pending approval of a mining license.
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

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:
Stockpiles
(1)
At December 31, 2004
Tons (million)
Grade (ounces/ton)
Gold content (million
ounces)
South Africa
West Wits
 Mponeng
0.000
–                                 0.000
Savuka
0.000
–                                 0.000
TauTona
0.000
–                                 0.000
Surface
(2)
0.000
–                                 0.000
Vaal River
Great Noligwa
0.000
–                                 0.000
Kopanang
0.000
–                                 0.000
Moab Khotsong
0.000
–                                 0.000
Tau Lekoa
0.000
–                                 0.000
Surface
Surface sources
(2)
169.634
0.017                                  2.861
Ergo
(2)
4.973
0.011                                  0.053
Argentina
Cerro Vanguardia (92.5%)
0.023
0.490                                  0.011
Australia
Boddington (33.33%)
0.180
0.024                                  0.004
Sunrise Dam
1.706
0.100                                  0.171
Brazil
 AngloGold Ashanti Mineraçáo
(formerly Morro Velho)
0.048
0.235                                  0.011
Serra Grande (50%)
0.029
0.273                                  0.008
Ghana
Bibiani
1.379
0.052                                  0.071
Iduapriem (85%)
0.546
0.046                                  0.025
Obuasi
0.000
–                                  0.000
Guinea
Siguiri (85%)
17.514
0.017                                  0.296
Mali
 Morila (40%)
3.340
0.061                                  0.203
Sadiola (38%)
2.748
0.052                                  0.144
Yatela (40%)
0.882
0.054                                  0.048
Namibia
Navachab
1.045
0.032                                  0.033
Tanzania
Geita
1.371
0.036                                  0.050
United States of America
 Cripple Creek & Victor
0.000
–                                  0.000
Note: The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.
(1)
Attributable to AngloGold Ashanti.
(2)
Centralized operations treating material on surface that was previously generated by several underground operations.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:
Stockpiles
(1)
At December 31, 2003
Tons (million)
Grade (ounces/ton)
Gold content (million
ounces)
South Africa
West Wits
 Mponeng
0.000
–
0.000
Savuka
0.000
–
0.000
TauTona
0.000
–
0.000
Surface
(2)
0.000
–
0.000
Vaal River
Great Noligwa
0.000
–
0.000
Kopanang
0.000
–
0.000
Moab Khotsong
0.000
–
0.000
Tau Lekoa
0.000
–
0.000
Surface
Surface sources
(2)
175.641
0.016                                 2.875
Ergo
(2)
32.384
0.011                                 0.358
Argentina
Cerro Vanguardia (92.5%)
0.054
0.167                                 0.009
Australia
Boddington (33.33%)
–
–
–
Sunrise Dam
0.667
0.056                                 0.038
Brazil
 AngloGold Ashanti Mineraçáo
(formerly Morro Velho)
0.000
–                                 0.000
Serra Grande (50%)
0.025
0.284                                 0.007
Mali
 Morila (40%)
1.182
0.059                                 0.070
Sadiola (38%)
2.728
0.056                                 0.153
Yatela (40%)
1.014
0.033                                 0.033
Namibia
Navachab
1.450
0.040                                 0.058
Tanzania
Geita
0.600
0.060                                 0.036
United States of America
 Cripple Creek & Victor
0.000
–                                0.000
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

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:
Stockpiles
(1)
At December 31, 2004
Tonnes (million)
Grade (grams/tonne) Gold content (tonnes)
South Africa
West Wits
 Mponeng
0.000
–                               0.000
Savuka
0.000
–                               0.000
TauTona
0.000
–                               0.000
Surface
(2)
0.000
–                               0.000
Vaal River
Great Noligwa
0.000
–                               0.000
Kopanang
0.000
–                               0.000
Moab Khotsong
0.000
–                               0.000
Tau Lekoa
0.000
–                               0.000
Surface
Surface sources
(2)
153.889
0.580                              88.983
Ergo
(2)
4.511
0.360                                1.644
Argentina
Cerro Vanguardia (92.5%)
0.021
16.81                                0.351
Australia
Boddington (33.33%)
0.000
–                               0.000
Sunrise Dam
1.548
3.44                               5.326
Brazil
 AngloGold Ashanti Mineraçáo
(formerly Morro Velho)
0.044
8.07                               0.351
Serra Grande (50%)
0.027
9.37                               0.249
Ghana
Bibiani
1.251
1.77                               2.216
Iduapriem (85%)
0.496
1.57                               0.778
Obuasi
0.000
–                               0.000
Guinea
Siguiri (85%)
15.888
0.58                               9.217
Mali
 Morila (40%)
3.030
2.08                               6.315
Sadiola (38%)
2.493
1.80                               4.483
Yatela (40%)
0.800
1.86                               1.485
Namibia
Navachab
0.948
1.09                               1.029
Tanzania
Geita
1.244
1.25                               1.549
United States of America
 Cripple Creek & Victor
0.000
–                               0.000
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
(1)
At December 31, 2003
Tonnes (million)
Grade (grams/tonne) Gold content (tonnes)
South Africa
West Wits
 Mponeng
0.000
–                                0.000
Savuka
0.000
–                                0.000
TauTona
0.000
–                                0.000
Surface
(2)
0.000
–                                0.000
Vaal River
Great Noligwa
0.000
–                                0.000
Kopanang
0.000
–                                0.000
Moab Khotsong
0.000
–                                0.000
Tau Lekoa
0.000
–                                0.000
Surface
Surface sources
(2)
159.339
0.56                              89.423
Ergo
(2)
29.378
0.38                              11.134
Argentina
Cerro Vanguardia (92.5%)
0.049
5.73
0.281
Australia
Boddington (33.33%)
0.000
–                                0.000
Sunrise Dam
0.605
1.93
1.170
Brazil
 AngloGold Ashanti Mineraçáo
(formerly Morro Velho)
0.000
–                                0.000
Serra Grande (50%)
0.023
9.75
0.224
Mali
 Morila (40%)
1.072
2.03
2.175
Sadiola (38%)
2.475
1.93
4.773
Yatela (40%)
0.920
1.12
1.026
Namibia
Navachab
1.315
1.38
1.810
Tanzania
Geita
0.544
2.06
1.121
United States of America
 Cripple Creek & Victor
0.000
–                                0.000
(1)
Attributable to AngloGold.
(2)
Centralized operations treating material on surface that was previously generated by several underground operations.

Drill hole spacing: Imperial
In determining the proven and probable ore reserves, AngloGold Ashanti applied the following drill hole spacings:
Drill Hole Spacings
Proven Ore Reserves
Probable Ore Reserves
South Africa
Underground sources
Ore body opened up, developed and sampled on a 7 –
10 feet spacing on raise lines and on a 16 x 16 grid
thereafter
From a 130 x 130 foot spacing up to
3200 x 3200 feet spacing
Surface sources
Variable sampling strategies: Belt samplers, cross
stream residue samplers and bulk sampling campaigns
Variable sampling strategies: Belt
samplers, cross stream residue
samplers
Argentina
Cerro Vanguardia 16 x 41 feet 33 x 82 feet
Australia
Boddington
Must lie within the A$425 shell and have a borehole
within 56 feet of block centroid
Must lie within the A$425 shell and
have a borehole within 110 feet of block
centroid
Sunrise Dam 82 x 82 feet 131 x 131 feet
Brazil
AngloGold Ashanti
Mineraçáo
(formerly Morro Velho)
Two adjacent levels of ore body opened up, developed
and sampled on a 217 x 7 feet interval. Drilling pattern of
196 x 65 feet for Cuiaba Expansion Project.
Two adjacent levels of ore body opened
up, developed and sampled on a 217 x
7 feet interval. Drilling pattern of 196 x
65 feet for Cuiaba Expansion Project.
Serra Grande (50%) 49 x 98 feet 164 x 328 feet
Ghana
Bibiani 98 x 98 feet 197 x 197 feet
Iduapriem 164 x 164 feet 164 x 246 feet
Obuasi - Surface 66 x 66 feet 98 x 98 feet
Obuasi - Underground 66 x 66 feet 197 x 197 feet
Guinea
 Siguiri
82 x 82 feet 82 x 82 feet
Mali
 Morila
66 x 66 feet 131 x 131 feet
Sadiola 82 x 82 feet 82 x 164 feet
Yatela 82 x 82 feet 115 x 148 feet
Namibia
 Navachab
41 x 41 feet 82 x 82 feet
Tanzania
Geita
66 x 66 feet 131 x 131 feet
USA
Cripple Creek & Victor
100 x 150 feet 100 x 100 feet

Drill hole spacing: Metric
In determining the proven and probable ore reserves, AngloGold Ashanti applied the following drill hole spacings:
Drill Hole Spacings
Proven Ore Reserves
Probable Ore Reserves
South Africa
Underground sources
Ore body opened up, developed and sampled on a 2 – 3
meter spacing on raise lines and on a 5 x 5 grid
thereafter
From a 40 x 40 meter spacing up to
1000 x 1000 meter spacing
Surface sources
Variable sampling strategies: Belt samplers, cross
stream residue samplers and bulk sampling campaigns
Variable sampling strategies: Belt
samplers, cross stream residue
samplers
Argentina
Cerro Vanguardia 5 x 12.5 meter 10 x 25 meter
Australia
Boddington
Must lie within the A$425 shell and have a borehole
within 17 meter of block centroid
Must lie within the A$425 shell and
have a borehole within 34 meter of
block centroid
Sunrise Dam 25 x 25 meter 40 x 40 meter
Brazil
AngloGold Ashanti
Mineraçáo
(formerly Morro Velho)
Two adjacent levels of ore body opened up, developed
and sampled on a 66 x 2 meter interval. Drilling pattern
of 60 x 20 for Cuiaba Expansion Project.
Two adjacent levels of ore body opened
up, developed and sampled on a 66 x 2
meter interval
Serra Grande (50%) 15 x 30 meter 50 x 100 meter
Ghana
Bibiani 30 X 30 meter 60 x 60 meter
Iduapriem 50 x 50 meter 50 x 75 meter
Obuasi – Surface 20 x 20 meter 30 x 30 meter
Obuasi - Underground 20 x 20 meter 60 x 60 meter
Guinea
Siguiri 25 x 25 meter 25 x 25 meter
Mali
Morila 20 x 20 meter 40 x 40 meter
Sadiola 25 x 25 meter 25 x 50 meter
Yatela 25 x 25 meter 35 x 45 meter
Namibia
Navachab 12.5 x 12.5 meter 25 x 25 meter
Tanzania
Geita 20 x 20 meter 40 x 40 meter
USA
Cripple Creek & Victor
30.5 x 30.5 meter 30.5 x 30.5 meter

Research and development
AngloGold Ashanti’s approach to research and development is a combination of external private and collaborative research and in-house research based at the operations.
The prime external collaborative research programs include:
•       electric drilling: progress was made towards the end of the final quarter of 2004 in several key performance areas. As drilling and blasting is the fundamental rock-breaking process in deep-level, narrow vein hard-rock mining, the overall objective of a more energy-efficient stope will need to rely on moving away from compressed air as the primary energy source for this and several other in-stope activities;
•       the AMIRA projects:
– P9N which is essentially research into increasing efficiency comminution;
–      P420c which is essentially research into the gravity and leaching characteristics of gold extraction from both free milling ores and refractory ores; and
– P266d which is essentially research into improving the performance of thickeners.
•       a University of British Columbia Canada project researching the use of thiosulphate as an alternative lixiviant to cyanide;
and
•       the Mintek, Johannesburg, research project AuTEK, commissioned to develop new industrial uses for gold. The principal fields being catalysts, medical, biological and nanoparticle.
The primary in-house research programs being carried out in conjunction with private external technology suppliers are:
•        open-pit wall stability design aspects (including risk analysis design) and continuous slope stability measurement;
•        use of GPS systems for drill blast hole location, truck monitoring and management of ore placement on heaps;
•        the engineering design enhancement to the New Era Loco, an operational energy modeling system;
•        a chiller performance software program is being completed as the final outstanding research project within the FutureMine
Program;
•       AngloGold Ashanti’s wholly-owned subsidiary, ISS International Ltd, (ISSI), remains a world leader in seismic monitoring of mines, engineering structures and earthquakes. The company initiates and undertakes both broad-based and focused research and development in a continuing quest to enhance the safety of those working in mining by developing effective monitoring and warning technology systems. ISSI functions on the international stage and its involvement in seismic matters extends well beyond the mining environment;
•       the mine-to-mill and variations of that theme to improve blasting efficiencies and effectiveness, monitor fragmentation and improve energy efficiencies in process comminution practices. The objective is to reduce energy and costs and improve material-handling efficiencies; and
•      expert control systems in both the comminution circuits and leaching/gold recovery circuits.
A company-wide decision has been taken to comply with the International Cyanide Code. To this end, extensive cyanide speciation studies have been conducted at the various plants in the South Africa region in conjunction with Mintek (a South
African metallurgical research centre) to determine, on both a macro- and a micro-scale, the environmental impacts of cyanide in the residue material. This has facilitated a clearer understanding of the environmental impacts of cyanide and has led to the implementation of a strategy to ensure compliance with the requirements of the International Cyanide Code.
Cyanide management covers the areas of:
–
consumption by installation of continuous cyanide and cyanide WAD measuring devices with process control base on a forward control loop;
– cyanide recovery using the Hannah process system;
– cyanide destruction using a number of proprietary processes; and
– cyanide destruction based on bacteria destruction of cyanide compound.

Global exploration

In 2004, AngloGold Ashanti’s exploration activities continued to support the group’s growth strategy, primarily to extend and replace existing production ounces by sustaining or growing existing operations (through brownfields exploration) and to discover new mines in new areas (through greenfields exploration). Activities are focused on finding long-life, economic orebodies by utilizing multi-disciplinary teams and appropriate state-of-the-art technology.

Exploration continued to focus around the group’s operations in Argentina, Australia, Brazil, Ghana, Guinea, Tanzania, Mali,
Namibia, South Africa and the USA. In the more mature exploration areas in Africa, Australia and Canada, the group's exploration activities were rationalized, however, there was increased emphasis on the group’s new frontiers exploration strategy with exploration teams active in the Democratic Republic of Congo (DRC), Colombia, Alaska, South East Asia, China
and Russia. During the year, efforts were also focused on the rationalization of the Ashanti and AngloGold exploration portfolios in Africa.

The outcome is a more balanced exploration portfolio consisting of mature and established areas and new prospective areas in underexplored regions. In line with this strategy, the following initiatives were concluded during the year:
•         an equity investment in Trans-Siberian Gold in Russia;
•         an equity investment and conclusion of a strategic alliance in the Philippines with Red 5 Ltd; and
•         the conclusion of an exploration alliance with Oxiana Ltd in Laos.

These initiatives demonstrate the group’s commitment to engaging junior exploration companies and are aimed at unlocking the gold potential by combining AngloGold Ashanti’s technical expertise with the partner’s in-depth country knowledge and operating experience.

During the year, $37 million of exploration expenditure was incurred in greenfields exploration in Colombia, Peru, Alaska,
Mongolia, Ghana and the DRC. Total exploration expenditure amounted to $81 million, of which $44 million was spent on brownfields exploration. Exploration expenditure for 2005 is expected to reach some $90 million.

Argentina
At Cerro Vanguardia in Argentina exploration continued to focus on the delineation of additional mineralized zones. Drilling of the Zorro, Gabriela and Liliana veins highlighted continued upside in under-explored veins within the greater license area.

A number of properties held by Cerro Vanguardia in Patagonia were farmed out to Exeter Resources. The properties cover a total area of 1,047 square kilometers in 39 individual tenements.

Australia
Drilling at Sunrise Dam focused on underground targets that are accessible from the Daniel decline. Near-mine activities concentrated on delineating oxide mineralization to the north of the pit. The Jasper Hills tenements situated 60 kilometers east of Sunrise Dam were acquired from Crescent Gold Limited, formerly Apollo Gold. Strike extensions to the Lord Byron deposit were drill tested with moderate results. Further regional targets were also drill tested and require further follow-up.

At the Yamarna greenfields project in Western Australia (a joint venture with Terra Gold Mining, formerly Aurex), diamond drilling tested various targets in the southern area, intersecting extensive alteration with low gold values. Aircore drilling in the northern area defined a large geochemical anomaly requiring further testing.

At the Tropicana East project (a joint venture with Independence Group NL) diamond drilling was in progress at the end of
2004 testing the depth potential of previously identified mineralization. Wide-spaced geochemical sampling identified further targets that require follow up. In the Northern Territory, AngloGold Ashanti and Newmont Australia have agreed that AngloGold
Ashanti will exit the Tanami Mine JV and the Central Desert JV, which includes the Tanami Mill and associated infrastructure and tenements.

A number of projects in Western Australia were divested in 2004 as they did not meet AngloGold Ashanti’s target criteria.

Brazil
Brownfields activities in Brazil focused on properties in the Iron Quadrangle. At Córrego do Sítio underground exploration access development and surface and underground drilling at Cachorro Bravo has identified a target with sample grades averaging 9g/t. Drilling two kilometers to the north of Cachorro Bravo at Carvoronia/Velha Bocaina confirmed the extension of previously identified oxide mineralization below the base of weathering, over a down-plunge length of approximately
900 meters.

At the Lamego project near the Cuiabá mine, an exploration ramp is being developed to access and explore the Carruagem
(PA zone), which is situated at the northern extremity of the Lamego fold structure. Drilling confirmed multiple mineralized horizons at the southern extremity of the Lamego structure at Cabecá da Pedra. Potential ore from Lamego is planned to be added to the Cuiabá expansion project, which was approved by the board in January 2005.

Three surface boreholes drilled in the Gandarela Project (joint venture with IAMGOLD) in the Iron Quadrangle for conglomerate hosted gold mineralization failed to intersect the target horizon.

At the Tocantins project (a joint venture with IAMGOLD), situated approximately 500 kilometers north-east of Crixás, follow up reverse circulation (RC) and diamond drilling of three targets failed to generate economic drill intercepts. AngloGold Ashanti is negotiating with IAMGOLD to withdraw from the Gandarela joint venture and dilute its participation at Tocantins.

At the Crixás mine (a joint venture with Kinross), surface drilling focused on the delineation of potential open-pittable Mineral
Resources within the lease area. Mineralization within the Forquilha Sul (Corpo IV) ore shoot was established over a down-
plunge length of over 1,100 meters at grades of up to 7g/t.

Canada
Limited exploration was conducted at the West End project within the Red Lake area of Canada and the project will be farmed out.

China
A representative office has been established in Beijing to seek exploration and business opportunities in China.

Colombia
Greenfields exploration in Colombia focused on several regional reconnaissance programs and has thus far generated a number of targets for detailed follow-up and drilling in 2005.

Democratic Republic of Congo (DRC)
A field camp was established at Mongbwalu in the eastern DRC. However, due to logistical issues the planned drilling program at the Kilo project was delayed, with drilling commencing in early 2005.

Ghana
In Ghana at Obuasi, underground exploration focused on the below 50 Level Deeps project where results from drilling remain encouraging. Drilling of the West Lode sulphide orebody on the 32 Level project also yielded positive results. A drilling contractor was selected to drill two 3,000 meter-deep surface holes in the Deeps project, with a further six holes planned to complete the initial phase. Drilling is planned to commence in the third quarter of 2005.

At Bibiani, exploration focused on locating additional underground targets along the main Bibiani structure. Results appear to be encouraging on the northern extension of the deposit.

Limited greenfields work was completed in Ghana in the Hebron, Subriso and Sefwi project areas, each within 60 kilometers of the Bibiani mine. No exploration work was undertaken at Iduapriem.

Limited greenfields work was completed in Ghana in the Hebron, Subriso and Sefwi project areas, each within 60 kilometers of the Bibiani mine.

Guinea
At Siguiri, exploration focused on the delineation of additional surface targets at Kosise South and Kozan South. In 2005, target generation will be directed both locally around the mine site and regionally within the four blocks that make up the 1,500 square kilometers concession.

Laos
An exploration alliance was established with Oxiana Limited targeting new mineralization in Laos.

Mali
Phase VII of the deep sulphide infill drilling program at Sadiola was completed. A pre-feasibility study to assess the economic potential of the deep sulphides is planned to be completed by the end of 2005.

Satellite oxide exploration continued to produce positive results from extension drilling between the FE3 and FE4 pits. At FE3 resource modeling is in progress on the southern extension. Further target generation within the Sadiola lease area has identified additional oxide targets that require follow-up drilling in 2005.

At Yatela, satellite oxide drilling on two geophysical targets situated to the south of the pit produced negative results. Infill drilling at KW18, situated 2 kilometers to the south-west of the pit identified some additional targets.

At Morila, a target has been identified at Domba, situated 8 kilometers north of the pit. Pit contiguous drilling of the Morila
Shear zone extension identified some additional targets. Drilling of the Samacline target to the north-west of the pit intersected encouraging gold grades at depths between 300 and 500 meters below surface which will be followed up by drilling. Drill testing of stratigraphic targets generated from regional target generation in the lease area yielded negative results.

Follow-up rotary airblast and reverse circulation drilling was completed in southern Mali at the Garalo, Kola and Kalaka properties, with further follow-up drilling required at Kalaka in 2005. Initial soil sampling programs were completed on new permits situated 120 kilometers north of Sadiola and at Bassala in southern Mali, immediately west of the Kordieran and
Kalana properties.

Mongolia
Two projects in the southern Gobi were drill tested with negative results on the porphyry target at Ikh Shank, however, initial reverse circulation and diamond drill hole results from Altan Uul are promising and will require further testing. At the Tsagaan
Tolgoi prospect in north western Mongolia, reverse circulation drilling was conducted on a mesothermal quartz vein system with results pending. Further target generation and third party property appraisals are continuing.

Namibia
Drilling commenced at Anomaly 16, situated 5 kilometers southwest from the Navachab pit. Further drilling is required to delineate the strike and down dip potential. Drilling of the previously identified mineralization at Grid A, situated 5 kilometers north of the pit, yielded positive results.

Peru
Three prospects were drilled in Peru in 2004 and exploration continued on further multi-disciplinary target generation, ground truthing and third party property-scale investigations in several parts of the country. Metallurgical studies and a scoping study were completed at the La Rescatada project in southern Peru. A 50 percent operational interest in La Rescatada was divested to a local mining company Minera Aruntani. AngloGold Ashanti signed a letter of intent with Absolut Resources, whereby
Absolut acquired all the rights to AngloGold Ashanti’s exploration projects and a geochemical database in Northern Peru.
Under the agreement, AngloGold Ashanti was issued shares and share warrants in the company. The Pichacani property in southern Peru was optioned to Bear Creek, which also acquired the Ninobamba silver project from AngloGold Ashanti in 2003.

Philippines
In the Philippines, AngloGold Ashanti has taken an investment in Red 5 Limited and formed a strategic alliance to explore their ground holdings in the vicinity of the Siana project.

Russia
In Russia AngloGold Ashanti provided Trans-Siberian Gold plc with geological input at both the Veduga and Asacha projects.
Drilling is in progress at both these projects in an effort to increase the Mineral Resource.

South Africa
A scoping study of the Goedgenoeg project contiguous to Tau Lekoa has indicated that the project will not be viable. Surface drilling at Moab Khotsong intersected encouraging grades, confirming the existing geological model. Further surface drilling is in progress to evaluate the Vaal Reef to the south-west of Kopanang.

Tanzania
Diamond drilling of the Geita Hill down dip extension mineralization continued in order to optimize the open-pit and potential underground interphase. Step-out drilling continued to the northeast at Geita Hill, tracing gold mineralization along strike and down dip to define areas for infill drilling.

An exploration alliance was established with Tan Range Exploration at the Kigosi North prospect located 150 kilometers south-
west of Geita.

United States
In the United States at CC&V in Colorado, drilling focused on brownfields expansion at the Wild Horse Extension (WHEX)
project. Drill testing of a new exploration target in the Hosier Pass area has identified a sheeted-vein system which will be followed up in 2005.

After the cessation of Nevada greenfields activities in 2003, the exploration office in the USA was relocated to Denver,
Colorado. Greenfield activities have expanded in the Alaska frontier region with a major increase in land holdings and the drilling of three new district-scale targets. Activities are focused in the Tintina Gold Belt with an integrated target generation and evaluation program. 2004 drill projects included the ER and Eagle targets (JV with Rimfire Minerals) and the Livengood target areas. The ER and Eagle results however, did not meet the initial AngloGold Ashanti economic hurdle rates and will be farmed out to third parties with claw-back options. Reconnaissance work identified three new gold targets in the Pogo Region which will be drill tested in 2005.

Drilling at Livengood defined a large sub-economic gold system which requires follow-up drilling in 2005.

Gold market development

The challenge for marketing gold is significant. This is especially so given the fall in recent years in physical demand for gold, in part a result of the rise in price and market volatility. Demand for gold jewellery in many markets has declined materially in the past four years, with gold jewellery sales losing ground against other luxury consumer goods, particularly in developed markets.

AngloGold Ashanti is committed to developing the market for gold. The group’s marketing program aims to increase the desirability of its product, to sustain and grow demand, and to support the deregulation of the market in key economies.

During 2004, AngloGold Ashanti spent some $15 million on gold marketing initiatives, of which 66 percent was spent through the World Gold Council (WGC). Gold marketing expenditure by AngloGold Ashanti in 2003 and 2002 amounted to $19 million and $17 million, respectively.

Independently of its support for the WGC, AngloGold Ashanti is active in a number of other marketing projects that support gold. It remains the only gold group in the world to have committed this level of resources to the marketing of the metal it produces.

Downstream initiatives have included GoldAvenue, an internet venture, established between AngloGold Ashanti, JP Morgan
Chase and Pamp MKS of Geneva in 2000. This venture continued to sell gold jewellery by catalogue and website until early
2004, after which it was wound up.

AngloGold Ashanti holds a 26.6 percent stake in OroAfrica, the largest manufacturer of gold jewellery in South Africa, as an investment in the downstream beneficiation of gold in South Africa. AngloGold Ashanti and OroAfrica have co-operated in a number of projects, including OroAfrica’s development and launch of an African gold jewellery brand.

An important strategic step has been the establishment of a Jewellery Design Centre at OroAfrica at a cost of $250,000. The purpose of the centre is to generate new gold jewellery designs, and to improve product standards through technology, design and innovation. The centre has been used during the past year to develop a new range of gold jewellery with an African theme.
The Design Centre was commissioned by the South African Parliament in 2003 to manage the fabrication of the new
Parliamentary mace to celebrate the tenth year of democracy in South Africa. The mace was successfully completed and presented to Parliament in 2003.

Also in the area of design innovation, AngloGold Ashanti’s Riches of Africa Gold Jewellery Design Competition was established in 1998 to showcase South African jewellery designers, to enhance jewellery manufacturing technical skills in South Africa and to support the local gold jewellery industry. Training workshops for competition entrants are held each year, while the award-
winning works are exhibited and used in fashion shows and other events both locally and abroad. The 2004 competition attracted a record total of 459 entrants and a record number of student and professional jewellers attended training workshops held by AngloGold Ashanti in Johannesburg, Cape Town and Durban.

A bi-annual gold jewellery design competition in Brazil, the Designers Forum, was launched by the group in South America in
2002. It was the first such competition in that country. The competition generated unprecedented interest in 2004, with a high quality of design and craftsmanship and some 650 projects involved. From these, 33 pieces were selected for the collection.

The Gold of Africa Museum was inaugurated in 2001 in Cape Town with the permanent endowment of the Barbier Mueller collection of West African gold objects purchased by the company in 1998. The Museum also serves as a training facility in the jewellery industry in Cape Town. The Museum continues to attract a growing number of visitors, and to provide special visits for school groups in the Cape Town area.

AngloGold Ashanti and Mintek, South Africa’s national metallurgical research organization, launched Project AuTEK in 2002 to research and develop industrial applications for gold. Project AuTEK has developed a gold-based catalyst for the oxidation of carbon monoxide at ambient temperature. Mintek has carried out pilot-scale catalyst production tests. Negotiations for the commercial production of the catalyst have commenced.

An important feature in many of AngloGold Ashanti’s marketing projects has been the beneficiation of gold, particularly in
South Africa. AngloGold Ashanti’s commitment to adding value to gold extends beyond mining and aims to contribute towards the upliftment of people and the sustainability of communities. AngloGold Ashanti remains a sponsor of the Atteridgeville
Jewellery Project, established in 2000 by the Vukani-Ubuntu Community Development Project to create opportunities in the jewellery industry in South Africa for the previously disadvantaged through training and development. In 2004, the company also sponsored the expansion of the Soweto Jewellery School to enable it to double its intake of students from 2005.

Marketing channels

Gold produced by AngloGold Ashanti’s mining operations is processed to saleable form at various precious metals refineries.
Once refined to a saleable product – either a large bar weighing approximately 12.5 kilograms and containing 99.5 percent gold, or smaller bars weighing 1.0 kilograms or less with a gold content of 99.5 percent and above – the metal is sold directly by the refineries to bullion banks and the proceeds are paid to the company.

Bullion banks are registered commercial banks that deal in gold. They participate in the gold market by buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to physical offtake markets worldwide. Bullion banks hold consignment stocks in all major physical markets such as India or South East Asia and finance such consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.

Where forward sales contracts exist against which AngloGold Ashanti elects to deliver physical product, the same channel of the refinery is used, with the variation that the refinery does not sell the metal on its behalf, but instead delivers the finished gold bars to the bullion bank with which the group’s forward contract is held. The physical delivery to the counterparty bank of the appropriate amount of gold fulfills.

AngloGold Ashanti’s obligations under the forward contract and AngloGold Ashanti is paid by the relevant bullion bank with the price fixed under the forward contract, rather than at the spot price of the day.

Competition

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. However, gold producers do compete against each other for acquisition and exploration opportunities.

Intellectual property

AngloGold Ashanti and its subsidiary companies hold the right to use certain proprietary technology and intellectual property, including patented technology and other forms of protected intellectual property. These rights relate to various aspects of the company’s business, from routine software and related computer technology in support of office operations, to intellectual property contained and/or used in the mining and mineral processing operations. AngloGold Ashanti, as a group, is not dependent on these various forms of intellectual property for the conduct of its business as a whole.

Sustainable Development: Safety, health, environmental and social development

AngloGold Ashanti published its Report to Society 2004, a copy of which was filed with the SEC on March 30, 2005 under
Form 6-K. A fully-interactive web-based report can be accessed at the company’s website at www.anglogoldashanti.com
.
This report covers issues pertaining to social development in line with AngloGold Ashanti’s values and business principles and the Global Reporting Initiative Guidelines prepared on a country and operational basis. The information provided below under the heading “Country / operation report”, has mainly been extracted from this report and provides, where applicable, some examples of AngloGold Ashanti’s commitment to and involvement in these regions.
•      Corporate Governance
The Safety, Health and Sustainable Development Committee of the board has as its brief, the evaluation of social, economic, environmental and health impacts of the company’s operations on both local and global communities and to achieve a sustainable balance between economic and social development with due regard to:
• the safety of its employees, which remains fundamental to the sustainability of AngloGold Ashanti’s business;
• the health of its employees, and
• the impact of its operations on the environment.
One of the stated primary objectives of this committee is to strive towards the elimination of all work-related accidents and diseases, and the committee conducts on-site inspections on matters of serious concern. For details of the Safety, Health and
Sustainable Development Committee, see “Item 6C.: Board practices – Board sub-committees”.

The management of safety and health issues at an operational level falls under the auspices of the chief operating officer, who is supported by line management. Responsibility for safety and health has been devolved to operational line management, down to the level of first line supervisor. The actual operational structure varies from operation to operation, however, at each of the operations, workforce appointed representatives play an essential role in addressing issues of safety and health with management.

AngloGold Ashanti is committed to complying with all relevant laws, regulations and standards applicable to the countries in which its operations are located. In the absence of appropriate laws, regulations or standards, or where these are perceived to be inadequate, the company will adopt standards reflecting best practice. Considerable resources and effort are dedicated to identifying and implementing best practice across the company, as well as addressing specific problem areas as they arise.

•       Safety
Regrettably, 32 employees lost their lives in work-related accidents during 2004* (2003: 43); 31 of these employees were employed at the South African operations where the majority of AngloGold Ashanti’s workforce is employed. The single non-
South African fatal accident was at the Morila mine in Mali. The primary cause of fatal accidents was falls of ground
(60 percent), with seismically-induced falls of ground accounting for 58 percent of these. Other primary causes were:
machinery (13 percent), trucks and tramming (6 percent) and vertical transport (6 percent).
*
Subsequent to year-end, the South African Department of Minerals and Energy (DME) confirmed that one of the fatal accidents which was recorded at the
TauTona mine in South Africa, had been reclassified as not having been a mine accident. As a result, the total number of mine related fatal accidents for the
2004 year reduces to 31 employees.
2004 was AngloGold Ashanti’s best ever safety performance, with all major safety parameters indicating an improving trend.
The group’s Fatal Injury Frequency Rate (“FIFR”) for 2004 was 0.19 per million man hours worked – a 34 percent improvement on 2003’s rate of 0.29 per million man hours worked. The lost time injury frequency rate (“LTIFR”) showed a 26 percent improvement year-on-year, from 8.83 per million man hours worked in 2003 to 6.56 per million man hours worked in 2004.

Safety Statistics
•       Fatal injury frequency rate (FIFR) (per million man hours)
2004                                        2003                                       2002
South Africa
Mponeng
0.37
0.33
0.47
TauTona*
0.86
1.10
0.08
Savuka
0.73
0.47
1.06
Great Noligwa
0.26
0.32
0.47
Kopanang
0.06
0.41
0.22
Tau Lekoa
0.19
0.09
0.51
Moab Khotsong
0.22
0.00
0.19
Ergo
0.00
0.00
0.00
Argentina
Cerro Vanguardia
0.00
0.00
0.93
Australia
Sunrise Dam
0.00
0.00
0.00
Brazil
AngloGold Ashanti Mineração
0.00
0.20
0.00
Serra Grande
0.00
0.00
0.00
Ghana
Obuasi
0.00
–
–
Bibiani
0.00
–
–
Iduapriem
0.00
–
–
Guinea
Siguiri
0.00
–
–
Mali
Sadiola
0.00
0.31
0.00
Yatela
0.00
0.00
0.00
Morila
0.32
0.31
0.33
Namibia
Navachab
0.00
0.00
0.00
Tanzania
Geita
0.00
0.00
0.49
United States of America
Cripple Creek & Victor
0.00
0.00
0.00
Group                                                                                                     0.19
0.29
0.31
AngloGold Ashanti has a policy of investigating all fatal accidents independently of mine-based and statutory investigations using a team convened by the corporate office. The group believes that this methodology not only indicates the seriousness with which the board and executive view fatal accidents, but reveals important risk issues and lessons learnt.

•      Lost time injury frequency rate (LTIFR) (per million man hours)
2004                                        2003                                     2002
South Africa
Mponeng
9.50
9.81
10.91
TauTona
11.40
8.24
7.67
Savuka
12.92
17.57
17.12
Great Noligwa
10.04
9.83
11.06
Kopanang
12.96
14.08
12.91
Tau Lekoa
15.43
25.96
17.84
Moab Khotsong
6.70
7.11
6.82
Ergo
1.90
1.75
1.53
Argentina
Cerro Vanguardia
6.66
7.95
3.72
Australia
Sunrise Dam
3.73
6.05
11.00
Brazil
AngloGold Ashanti Mineração
1.56
4.04
5.73
Serra Grande
1.21
1.94
0.70
Ghana
Obuasi
2.53
–
–
Bibiani
0.00
–
–
Iduapriem
0.00
–
–
Guinea
Siguiri
0.94
–
–
Mali
Sadiola
1.13
0.31
1.54
Yatela
0.76
2.92
2.07
Morila
1.94
3.78
6.27
Namibia
Navachab
0.90
3.60
3.05
Tanzania
Geita
1.00
0.79
2.11
United States of America
Cripple Creek & Victor
0.00
3.22
4.36
Group                                                                                                     6.56
8.83
8.86
•      Audits
Both internal and external audits are conducted on a regional and operational basis. Many of the operations outside of South
Africa have adopted the National Occupational Safety Association (NOSA) systems and were audited during the year. It has been AngloGold Ashanti’s practice to engage the services of recognized safety experts to undertake high-level safety audits and make recommendations to the board committee.
•     Health
AngloGold Ashanti continues to provide comprehensive health care services to employees either through its subsidiary,
AngloGold Health Service (“AHS”), in South Africa or overseen by AHS elsewhere in Africa or through mine-based and external health care service providers elsewhere in the world. The two South African Occupational Health Centers were audited during 2004 by external auditors with achievements at both centers being more than 95 percent in all audit elements.
Aurum Health Research, previously a wholly-owned subsidiary of AHS, was granted $14 million (over a five year period) by the
Bill and Melinda Gates Foundation, for a major HIV-TB research project. The grant is part of a larger award to the International
Consortium to Respond Effectively to the AIDS/TB Epidemic (CREATE) to research strategies for TB control. On February 1,
2005, Aurum Health converted to an association not for gain and accordingly, ceased to be a subsidiary.
Noise Induced Hearing Loss (NIHL) and Occupational Lung Disease (OLD), as well as TB in South Africa and Malaria at the
African operations, are the most significant occupational health threats faced by employees in the gold mining industry and the various operations have programs in place to address these. In addition, deep-level mining is often accompanied by exposure to heat; the deeper the mine, the hotter the rock temperatures. AngloGold Ashanti employs a heat stress management program to promote the health and well-being of its employees and to meet the requirements of legislation.

•      Environment
AngloGold Ashanti recognizes that the long-term sustainability of its business is dependent upon good stewardship in both the protection of the environment and the efficient management of the exploration and extraction of mineral resources. The company’s operations are subject to the applicable environmental laws, rules and regulations of the various countries and jurisdictions within which they are conducted. Except as set out elsewhere herein, AngloGold Ashanti believes its operations are in substantial compliance with all material environmental laws, rules and regulations which are applicable to it. In some of the jurisdictions within which AngloGold Ashanti operates, it is required to provide financial assurance in a form prescribed by law to cover the cost of some or all of the anticipated closure and final rehabilitation costs for its operations. The form, amount and other requirements associated with this financial assurance for each of the jurisdictions is prescribed in each of the applicable laws, rules and regulations.
The International Cyanide Code has been adopted as the standard for cyanide management within AngloGold Ashanti and substantial progress has been made with its implementation across the group. The assessment of the group’s adherence to the International Cyanide Code Protocol uses a novel approach of creating expert teams drawn from different regions to work with a local team in undertaking what is essentially a detailed risk assessment and audit. During 2004, internal audits of compliance were completed in Mali, Tanzania, Namibia, South Africa and in the USA, Brazil and Argentina. The audit of the
Australian operations was completed at the end of January 2005 while Ghana and Guinea were audited in April 2005.
The board of directors has determined in the company’s Environmental Policy that AngloGold Ashanti will, at a minimum, comply with all applicable legal requirements. In addition, the policy commits AngloGold Ashanti to operating in an environmentally responsible manner through effective communications, establishment of management systems, provision of adequate financial resources, training and awareness programs for employees and contractors, public participation processes, conducting environmental audits, and continually improving its environmental performance.
Environmental management systems (EMSs) form the backbone of environmental management at an operational level. Each of the operations has an audit process in place, both internal and external. These audits are generally conducted on an annual or bi-annual basis. The company is considering the merits of obtaining the certification of its operations group-wide to the
ISO14001 standard – standards which focus specifically on environmental management systems. As part of these deliberations, each operation has carried out a gap analysis to determine the degree of compliance with the standard. A decision will be taken during the course of 2005 after internal debate about the merits of the proposal. Currently a number of operations are either ISO14001 certified, or comply with these standards.
In all jurisdictions in which the group operates, the company is required to provide financial assurance – in a form prescribed by law – to cover some, or all of the costs of the anticipated closure and rehabilitation costs for the operations. These amounts are derived from the mine closure plans, which are also regulated by law. Closure plans are devised prior to the commencement of operations and are regularly updated based on the life of mine projections. Although the final cost that will be incurred at closure is not definite, provision is made during mine life. Total estimated environmental liability (rehabilitation and mine closure costs) at December 31, 2004 amounted to $350.1 million compared with the 2003 estimation of
$248.6 million. The increase principally relates to the Business Combination with Ashanti and additional assessed liabilities in
South Africa.
The total undiscounted estimated environmental liability attributable to AngloGold Ashanti as at December 31, 2004 is made up as follows:
Country
Total estimated
liability
($ millions)
Form of financial assurance
South Africa
(1)
133.2
Trust Fund – Balance at December 31, 2004 was $78.7 million
(2)
.
Argentina
14.2
Obligations funded from existing cash resources and future cash flows.
Australia
(3)
38.3
Unconditional guarantee from a bank or financial institution.
Brazil
(3)
24.7
Obligations funded from existing cash resources and future cash flows.
Ghana
31.8
10 percent cash deposit
(5)
or such other amount as agreed with regulators.
Guinea
7.7
10 percent cash deposit
(5)
or such other amount as agreed with regulators.
Mali
(3)
14.7
Obligations funded from existing cash resources and future cash flows.
Namibia
(3)
2.7
Obligations funded from existing cash resources and future cash flows.
Tanzania
(3)
27.8
Obligations funded from existing cash resources and future cash flows.
United States of America
(4)
55.0
Reclamation bonds lodged, or ultimate amount agreed, with regulators.
Total                                                           350.1

(1)
All calculations are based on the 2005 business plan. Under South African law, AngloGold Ashanti is required to estimate its environmental closure and final rehabilitation costs and to use this estimate to make periodic cash contributions to an environmental trust fund, created in accordance with rehabilitation obligations of those operations.
(2)
Includes growth in the Trust Fund of $11.24 million.
(3)
For operations in Argentina, Australia, Brazil, Mali, Namibia and Tanzania, the obligations are based upon the company’s net interest. The obligations will be funded from existing cash resources and future cash flows.
(4)
The total estimated liability is based on the amounts agreed with various federal and state governmental agencies, and AngloGold Ashanti North America Inc. has posted reclamation bonds and letters of credit aggregating approximately $49 million to cover these potential rehabilitation obligations. As allowed under State of Colorado law, amounts posted are based on rehabilitation obligations incurred to date and will be increased as additional rehabilitation obligations are incurred until full build-out of Amendment No. 8, as approved, is achieved. AngloGold Ashanti has provided a guarantee for these obligations.
(5)
The cash deposit is calculated on the anticipated closure and rehabilitation costs.
Major environmental incidents are reported to regional management, as well as the corporate environmental office, within
24 hours of the time that the operational management becomes aware of the incident. An environmental incident is defined as
“an event, action or non-conformance with a procedure that results, or has the potential to result, in an adverse impact on the surrounding environment; or any event action or occurrence which is contrary to the AngloGold Ashanti business principles”.
Different regions may have slightly different definitions for these levels of reporting. However what they have in common is that a “major” incident is one which is likely to attract public (or media) attention; or result in a cost to the company exceeding
$500,000, including fines, compensation, clean-up, loss of production, anticipated litigation costs, etc.
In line with this, 16 high-level incidents were reported to the board committee during 2004. These reported environmental high-
level or major incidents are:
Country
Operation
Nature of incident
Date of incident
Brazil Serra Grande
Community complaints drew attention to contamination of groundwater at Crixas by drilling fluids
November 12
Ghana Obuasi
Arsenic trioxide contamination of the Nyam River. A 10,000 tons arsenic trioxide store is being moved from the PTP Plant to a lined storage facility at the old heap leach site at the south end of the mine. .
June 3
Ghana Obuasi
The containment wall of the Kokotesua south sump failed, resulting in spillage of slurry materials downstream of the dam and the inundation of several residential houses.
October 12
Ghana Obuasi
A rupture in the Sansu STP pipeline to the Dokyiwa Tailings Dam resulted in a slimes spill affecting vegetation and water bodies. It was suspected that this was caused by illegal miners.
December 20
Mali Morila
An imbalance in the plant water following industrial action and high rainfall led to overflow of cyanide-bearing water from the Morila pollution control dam.
June 25
Mali Sadiola
About 100 bird fatalities recorded in the return water dam area were attributed to high sodium levels in the water. Sodium metabisulphate is used to detoxify cyanide.
May 23
Mali Sadiola Small tailings spill (containing cyanide) due to pipeline leak. November 17
Mali Yatela Two dead birds found adjacent to water pond on heap-leach pads. November 20
South Africa TauTona
Refrigerant gasses were released into the atmosphere during pump maintenance.
April 28
South Africa TauTona Oil and waste spilled into stream just off the boundary of TauTona. April 30
South Africa Metallurgy Bokkamp return water dam overflowed its containment. March 12 - 21
South Africa Vaal River Tailings spillage due to pipeline failure. October 10
South Africa Ergo A pipeline burst resulted in 1,800m
3
of slurry spilling into Elsburgspruit. March 9
South Africa Ergo A pipeline burst resulted in the spillage of 300m
3
of slurry, with about
50m
3
flowing into the Cinderella Dam.
August 13
South Africa Ergo
Complaint received about excessive dust from rehabilitation work at
7L15 tailings dam.
October 7
South Africa Ergo Pipeline burst resulted in spillage of slurry next to N17 highway. November 26
All the above incidents were investigated and remedial actions taken where necessary.

•      Community and social development
AngloGold Ashanti’s aim is to have a positive impact on the people, cultures and communities in which it operates. Formal social investment/community development programs are in place at all operations. AngloGold Ashanti has adopted the
International Finance Corporation (IFC) Resettlement Policies, Guidelines and Standards for implementation at all managed operations and joint ventures. It is the company’s aim to avoid involuntary resettlement to the extent feasible, or to minimize and mitigate its adverse social and economic impacts, where no other options exist. The objective of the policy is to provide good practice operational guidance with regard to the resettlement of involuntary displaced communities in line with existing business principles. Social investment is focused on three areas: education, health, and sustainable livelihoods. During 2004, social investment and community expenditure amounted to $7.429 million. Since social investment and community initiatives often also form part of the operating budgets, expenditure may be under-reported. Expenditure on social investment is made up as follows:
Country
$ 000
South Africa
      Corporate office
1,143
AngloGold Ashanti Fund
2,519
Operational expenditure
146
Argentina and Brazil
727
Australia
128
Ghana
635
Guinea
199
Mali
622
Namibia
257
Tanzania
808
United States of America
245
Total
7,429
•      Country / operation report
South Africa
Laws, regulations and standards: The mines in South Africa, which employs 66 percent of the workforce, are governed by numerous laws, regulations and standards applicable to safety and health, including the Mine Health and
Safety Act 26 of 1999 and regulations and the Occupational Health & Safety Act No. 85 of 1993.
Safety: The FIFR at 0.29 per million man hours, reflects a 16 percent improvement on 2003 while the LTIFR reduced by 16 percent to 9.11 in 2004. Safety achievements during 2004 for the region include:
•
the shaft mine overseer section at Tau Lekoa mine achieved one million fatality-free shifts on June 21, 2004. It took the section, comprising about 250 people, 12 years and 10 months of safe operations to reach this milestone.
• Great Noligwa reached one million fatality-free shifts on March 31, 2004, after 5.5 months.
•    Savuka mine won the South African Safety Shield Competition for 2004. The mine showed an 8.34 percent improvement in its Serious Injury Frequency Rate, compared to its best performance over the previous four years.
•
on July 10, 2004, Kopanang mine achieved one million fatality-free shifts. It took 4,900 employees 8.5 months to attain this.
Health: Medical surveillance at the South African operations is conducted in line with the Mine Health and Safety Act.
The primary areas of focus in respect of occupational health within AngloGold Ashanti’s South African operations are noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). AngloGold Ashanti provides occupational health services to its employees at two fully-equipped regional occupational health centers that conduct risk-based medical surveillance programs. These are staffed by occupational medical practitioners, professional nurses, audiologists and other support staff. In addition, each mine has an occupational health nurse on site.

During 2004:
•
51,084 occupational medical surveillance examinations (initial, periodical, transfer and exit), were performed in the South Africa region in accordance with the requirements of the Mine Health and Safety Act. Medical surveillance is also undertaken at other operations.
•
285 new cases of NIHL were compensated in the South Africa region, which equates to 7 per 1,000 employees.
This is a decrease of 61 percent on the 2003 rate of 18 per 1,000 employees.
•
in South Africa, 319 cases of OLD were compensated which is a rate of 8 per 1,000 employees, double the rate of 4 per 1,000 employees reported in 2003. HIV, silica exposure, TB and an ageing workforce all play a role in
OLD.
•     1,386 new cases of TB were detected and treated, which is a rate of 35 per 1,000 employees, up from the
2003 rate of 33 per 1,000 employees. These rates are increasing despite intensive efforts to both detect and treat TB. The increasing incidence of HIV and AIDS is amongst a silica-exposed workforce. It is estimated that over 80 percent of individuals detected with pulmonary TB are HIV-positive. TB in silica-exposed employees, who do not have concomitant silicosis, is not classified as an occupational disease outside of South Africa and is therefore not reported.
•
dust (silica) control on the South African mines has improved. No Homogenous Exposure Group (HEG) above the Occupational Exposure Limit (OEL) of 0.1mg/m
3
was recorded in 2004.
• 100 percent of underground rockdrills and 98 percent of all critical fans have now been silenced.
Environment: All operations have approved Environmental Management Programs (EMPs) in place and, in line with this, applications for conversion to new order mining rights in line with the Mineral and Petroleum Resources
Development Act have been submitted. Ergo ceased operations during March 2005 and closure plans were implemented. In its efforts to conserve energy, the South African operations have implemented means of ensuring the efficient use of energy and on developing and implementing renewable energy sources. At Tau Lekoa, hydro-
power is used to generate sufficient energy for rockdrills and other equipment. This is one of the few gold mines in the country to operate on this system. Moab Khotsong is participating in the National Electricity Regulator’s demand side management program, with significant cost savings expected.

Community and social development: Social investment initiatives are undertaken in the areas of need, where the group can make a practical and meaningful contribution at two levels: first, the AngloGold Ashanti Fund and Trust distributed funds to about 100 projects across southern Africa. The fund which is managed by Tshikululu Social
Investments, studies and makes recommendations to a board of Trustees on social giving. Second, the various operations have their own social investment budgets to respond to more immediate local community needs that are spent independently of the Fund. The Small and Medium Enterprise Initiative has facilitated the creation of
172 businesses and some 3,000 jobs since its inception in 1998. In addition to funding a number of initiatives and organizations by the corporate office, the “Hearts of Gold” scheme was launched whereby corporate office employees are encouraged to donate money or volunteer their time for the benefit of non-profit, charitable organizations.

Argentina

Laws, regulations and standards: Argentinean Constitution, Law 19587/72 – National Conditions of Hygiene and
Safety for Organizations and Mining, Law 24557/95 – Work Risk Law.

Safety: Annual Hazard Identification and Risk Assessments (HIRAs) are undertaken by company teams, and these are subject to internal and external audits. The HIRA is conducted for each activity, identifying risk factors, consequences, existing and proposed risk measures. The final result is a matrix indicating a Residual Risk Profile and respective controls, which has brought about a significant reduction in the number of lost-time accidents.

Health: During 2004, there were no major health issues to manage.

Environment: Cerro Vanguardia is ISO14001 certified. AngloGold Ashanti is committed to the prevention of pollution, particularly of the air and water resources. A technical report concerning water management at the Cerro
Vanguardia mine was presented to the mining authorities of the Santa Cruz Province. The document includes different alternatives for the final placement of excess water. A final report was issued in mid 2004. A detailed ground magnetometer survey (GMAG) was conducted by the AngloGold Ashanti geophysical team in South America, covering the West side of the Tailings Storage Facility (TSF). The survey was designed to map bedrock structures to facilitate the monitoring of preferential flow paths to groundwater movement.

Community and social development: Social investment initiatives are undertaken in the communities surrounding current and past operations and include such initiatives as providing annual scholarships for intermediate level schooling to underprivileged students.

Australia

Laws, regulations and standards: Mines Safety and Inspection Act (WA) 1994 (MSI Act); Mines Safety and
Inspection Regulations (WA) 1995 (MSI Regs).

Safety: The Sunrise Dam mine won the Mineral Council of Australia’s Minex award for excellence in health and safety. In addition, the mine performed well in the Australian Chamber of Minerals and Energy’s Surface Mine
Emergency Response Competition and took top honors in the vehicle extraction scenario. The competition tests teams with realistic scenarios to evaluate knowledge and skills in fire fighting, first aid, vehicle extraction, hazardous chemicals, rope rescue, breathing apparatus, team skills and theory. The Australian region attained second place in the Western Australian Chamber of Minerals and Energy’s Safety and Health Innovation awards for the Hori Board, an innovation designed to reduce hand injuries in core yards. The ACTSAFE program was successfully implemented at Sunrise Dam during the year and has resulted in improved employee acceptance of responsibility for personal health and safety within the workplace.

Health: Lifestyle choice is a health challenge and programs are in place to assist employees in improving their personal health. Fatigue education programs are being implemented.

Environment: In recognition of significant achievement, best practice and innovation in the Northern Territory Mining and Petroleum Industries and Associated Supply and Service Sectors, Union Reefs Gold mine received the
2003 Minister’s Recognition Award in Resource Development for Environmental Management.

Community and social development: Sunrise Dam has received numerous certificates of appreciation for its support of fund raising activities. Of note was an award received from the Western Australia Art Gallery for its support of the Laverton Outback Art Gallery. During 2004, Sunrise Dam commenced an indigenous supply initiative, aimed at encouraging indigenous business from the local area to tender for services associated with the mine.

Brazil

Laws, regulations and standards: Constitution and labor legislation, Regulatory Norm 22 – Occupational Health and Safety in Mining; Regulatory Norm 7 – Occupational Health Medical Control Program; Mining Decree 237;
October 2001 Regulatory Norm – National Department of Mineral Production (NDMP).

Safety: AngloGold Ashanti Mineração was awarded the Dick Fisher Global Safety Award for excellence in safety in
2004 – an AngloGold Ashanti Group award. The award was made in recognition of a 23 percent improvement when compared to the operation’s best ever previous performance since 2002. This operation (comprising the Cuiabá
mine, the Queiroz plant and surface insfrastructure) recorded only eight lost-time injuries per 1.56 per million man hours worked in 2004. In addition they were awarded the Civil Defense Medal by the governor’s office of the Minas
Gerais state in recognition of the company’s partnership with State’s Civil Defense Unit and Fire Department after the company’s fire and emergency brigades were called upon to help extinguish forest fires and assist with chemical spillage clean-ups on local roads.

Health: Brazil had no major health issues to manage.

Environment: Both Serra Grande and AngloGold Ashanti Mineração are ISO14001 certified – certification is being sought for the Córrego do Sitio project. The Federal Mining Department issued a partial closure certificate for surface infrastructure and the mining operations at Mina Velha following a technical visit in May 2004. Environmental operating licenses were granted for the Lamego mine in December 2004 and for the Carvoaria mine (part of Córrego do Sitio) in June 2004. The availability of water dictates to a large degree, the use of water and the level of efficiency achieved. At AngloGold Ashanti Mineração, a program to recycle water from the Cocoruto Dam in the Queiroz Plant was approved by the State Water Agency. This initiative will see a reduction in the fresh water intake of 38 percent
(some 1.4 million liters of water per annum).

Community and social development: In line with AngloGold Ashanti’s policy on sustainable development, the
Brazilian operations are actively involved in forming partnerships with local municipalities and their communities to diversify developing economies by generating jobs. An employee volunteering program was launched at AngloGold
Ashanti Mineração during 2004.

Ghana

Laws, regulations and standards: Mining and Explosives Regulators, 1970 (Legislative Instruments 665 and 666);
Radiation Protection Regulations, 1993 (Legislative Instrument 1559); Environmental Protection Agency (EPA)
Regulations.

Safety: Obuasi mine achieved one million fatality-free shifts on June 17, 2004 and two million fatality-free shifts on
October 30, 2004. On September 25, 2004, the Iduapriem mine was recognized by NOSA for achieving four million hours without a disabling injury. Both Bibiani and Iduapriem were acknowledged with NOSA 5 star ratings during
2004.

Health: AngloGold Ashanti has budgeted $1.2 million for facilities and equipment upgrading at the Edwin Cade
Memorial Hospital in Obuasi. Malaria remains a major threat.

Environment: Bibiani and Iduapriem are ISO14001 certified. Obuasi is in the initial stages of implementing the
ISO14001 standards.

Community and social development: A four-day workshop was held in Ghana during the fourth quarter of 2004, to review community development activities, to work towards alignment of policy and practice and to establish benchmarks for new initiatives in the region. Social activities and interventions are focused on education, health care/sanitation and sustainable livelihood projects.

Guinea

Laws, regulations and standards: Code Minier of June 1995 (Mining Code); Code des Activities Economiques of
December 8, 1992 (Company Code); Code des Assurances of June 12, 1995 (Insurance Code); Codes des Douanes
(Customs Code); Code des Impots of 1991 (Tax Code); Code du Travail of January 28, 1988 (Labour Law);
Convention Collective of 1995 (Mining Industrial Award); and Code de l’Environnement of May 28, 1987 (Environment
Code).

Safety: Despite intensified safety awareness and training programs at Siguiri, substantially all of the LTIs which occurred during 2004 involved contractor employees on the construction site at the CIP project.

Health: The major health issues remain Malaria and HIV/AIDS. The company continues its focus of reducing the number of Malaria cases and to combat the spread of HIV/AIDS through education and health support initiatives.

Environment: Siguiri has started developing an environmental management system and is committed to maintaining
ISO14001 standards.

Community and social development: In addition to the 0.4 percent of annual revenue payable in terms of its
Convention de Base to a community development tax, the company is involved in a number of community initiatives, including the financing of a community FM radio station for the local community which is nearing completion. The station will be used to support the company’s drive to create awareness about HIV/AIDS and Malaria control.
Contribution toward the Siguiri football stadium construction and several cemetery improvements within Siguiri, as well as providing funds to several important cultural/customary occasions and recognized festivities, were made during 2004.

Mali

Laws, regulations and standards: The primary laws governing safety and health are the Code de la Sécurité
Sociale du Mali (Social Security Code), Convention Collective (Collective Agreement) and Code du Travail du Mali
(Mali Labor Code). The International Finance Corporation (IFC) is a partner in the SEMOS SA (Sadiola mine) joint venture and as a partner, the IFC requires that SEMOS SA adhere to IFC and World Bank guidelines, including those guidelines covering health and safety. Additional applicable IFC guidelines include the Environmental Guidelines for
Health Care Facilities, May 2003; IFC Environmental Guidelines for Occupational Health and Safety, June 24, 2003;
World Bank Environmental, Health and Safety Guidelines – Mining and Milling – Open Pit, August 1995; and
Environmental, Health and Safety Guidelines for Precious Metal Mining, Draft July 2004; IFC Operational Directive
4.30 on Involuntary Resettlement.

Safety: The Morila mine’s power plant shared the “Best Overseas Operation” award for Rolls Royce Power Ventures
Limited with respect to Health, Safety and Environmental management. The $1,000 prize money was donated to a charity in the local village of Sanso. At the Sadiola and Yatela operations, the further development of full-time safety and health representatives continues.

Health: At Sadiola and Yatela, a major epidemiological baseline study has been initiated, along with the yellow fever inoculation program. A program to reduce and manage worker fatigue, along with a vitamin A distribution is underway. Malaria remains a major threat.

Environment: A detailed closure plan, including quality surveys, was undertaken for the Alamoutala Pit at Yatela in the first quarter of 2004. Mining of the pit is expected to cease early in 2005 to be followed immediately by the implementation of the plan. Most of the environmental incidents reported at Sadiola are related to animal life.
Surrounding the mine, the shallow waters and natural bush are ideal wildlife habitat. However, during the dry summers when temperatures are above 45 degrees centigrade and the natural environment is affected, wildlife and livestock force their way into the mining area in search of water, despite fencing and other deterrents. The autopsies carried out on the birds discovered around the dam adjacent to the tailings storage facility concluded that these deaths were the result of a high concentration of sodium and not caused by cyanide. The mine remains committed to put in place measures that will prevent re-occurrence of these incidents.

Community and social development: All operations in Mali are involved in community development initiatives, such as the planting of mangos on more than 8 hectares in 8 villages around the Sadiola Mine, as well as 2 hectares in
Diamou, which are showing encouraging results. The HIV/AIDS awareness campaigns organized by Sadiola and
Yatela received extensive National Television coverage. Programs have also been put in place to support local procurement as far as this is possible.

Namibia

Laws, regulations and standards: Health & Safety Regulations Act 6 of 1992; Hazardous Substance Act 15 of
1973; Mineral and Ordinance Act; Environmental Act 10 of 1998 and Namibia Water Corporation Act 12 of 1997.

Safety: The Navachab mine maintained its NOSA four star status, achieving an 84 percent audit result, an improvement on 2003.

Health: Antiretroviral therapy (ART) roll-out for employees at the Navachab mine commenced in April 2004, to support the Voluntary Counseling and Testing (VCT) and wellness program already in place.

Environment: The Navachab mine spent some N$2.5 million for rock storage facilities and top soil cladding during the decommissioning of the old TSF. Indigenous plants are grown at the mine’s nursery and used for rock storage facilities’ re-vegetation programs.

Community and social development: The Navachab mine strives, where possible, to employ people from the surrounding communities. Job creation as well as business development is encouraged through donations and other initiatives.

Tanzania

Laws, regulations and standards: The United Republic of Tanzania Mining Act 1998; The United Republic of
Tanzania Mining Regulation 1999; The Industrial and Consumer Chemicals (Management and Control) Act 2003; The
Employment and Labor Relations Act 2004 and The National Environmental Management Bill (currently before
Parliament).

Safety: An annual NOSA audit was conducted at Geita in June 2004, covering all areas of health, safety and environment. The site retained its four-star rating, achieving an increased percentage score of 83.4 percent. The development and training of safety representatives remains a priority.

Health: Malaria remains a major threat.

Environment: The Geita mine is ISO14001 certified. At Geita, the mine’s rehabilitation program was expanded to match the growth in the waste rock storage facilities, to plant 120,000 tree seedlings and rehabilitate 90 hectares of land. Tree seedlings were sourced from the local nurseries, each supplying 40,000 trees. This has given local species an economic value over and above that of charcoal and timber, promoting conservation and creating a viable economic activity for host communities.

Community and social development: When the Geita mine was granted its mining license, artisinal miners and their local communities were affected. In 2001, the Nyakabale Agro Project was established to educate and assist members of the local communities with alternative livelihood skills, primarily in agriculture. The project has been very successful and these former miners and the communities sell agricultural products to various markets, including the mine’s canteens.

United States of America

Laws, regulations and standards: Mine safety and health is administered via the Mine Safety and Health
Administration (“MSHA”), under a program, separate of safety and health requirements, that are applicable to other industries in the United States as addressed under Occupational Safety and Health Administration.

Safety: At the CC&V mine, the Dupont STOP for Supervisors and Employees programs continue to yield significant improvements in reported injuries and equipment damage incidents. The STOP programs promote safety observations and positive remedial measures for observed unsafe acts and conditions on all levels of the workforce.
CC&V went the entire calendar year of 2004 without incurring a lost time injury. An insurance underwriters risk assessment was performed in 2004 by International Mining Insurance Limited (“IMIU”) wherein CC&V attained a risk management score of 79 percent, which betters the world average of 73 percent as observed by IMIU.

Health: CC&V continued throughout 2004 with no major health issues to manage.

Environment: The US operations were subject to environmental inspections by major environmental federal and state regulatory authorities during 2004 and were in substantial compliance with permit requirements with the possible exception of a water quality issue at the CC&V operation. CC&V completed construction of Phase 4C of the valley leach facility in a timely and cost effective manner. All construction-related activities were carried out in compliance with the approvals obtained from various governmental agencies in 2000, to expand the Cresson Project operations.
In Nevada, final rehabilitation activities continued at the Big Springs mine and mill with the necessary financial assurances being posted with the State of Nevada. The final rehabilitation activities that have been undertaken have progressed to a stage that release of a majority of the posted financial assurance will be pursued in 2005.

Anti-mining activist groups continue to pursue anti-mining legislation in the State of Colorado that would eliminate the use of cyanide heap leaching technologies associated with gold and silver surface mining. There have been previous unsuccessful attempts to change the legislation by activists, and no bill has yet been introduced in 2005, with the legislative session ending on May 11, 2005

Both the Denver office and the CC&V mine received Pollution Prevention awards in February 2004.

Community and social development: In the USA, AngloGold Ashanti’s operations make a positive contribution to the communities in which they operate, by supporting projects with potential social, economic or environmental benefits. Some examples of such projects include continued support towards the construction of a regional medical center in a community near CC&V, financial assistance for the restoration of the City Hall in another community near
CC&V, and voluntary rehabilitation of an abandoned mine site in conjunction with the State of Colorado. The region continues to run one of the most successful employee volunteering programs in the group, with employees donating some 2,500 hours to the community during the year.
4C. Organizational structure

Head office structure and operations

AngloGold Ashanti’s operations are organized on a country basis, and are controlled from its Johannesburg office.

Management of AngloGold Ashanti is entrusted to the executive committee, comprising the five executive directors and three executive officers. This executive committee is supported by the executive officers. See "Item 6.: Directors, senior management and employees". Day-to-day management of the operations vests with executive teams based in South Africa
(Johannesburg), United States (Denver), Brazil (Nova Lima), Ghana (Accra) and Australia (Perth).

Corporate activities

Activities provided in the corporate area fall into three categories. First, support is provided to the executive officers in managing AngloGold Ashanti as a whole. Second, certain activities are managed centrally, including strategic and business planning, marketing, corporate finance, treasury, exploration, technology and innovation, corporate secretarial and corporate affairs. Third, certain specialized services are directed from the center although they are managed by operations. These include mining, engineering, metallurgy, mineral resource management, safety and health, the environment and human resources.

AngloGold Ashanti has investments in numerous principal subsidiaries and joint venture interests, see "Item 19.: Exhibits" for details.

4D. Property, plant and equipment

For a discussion on AngloGold Ashanti’s mining properties, plant and equipment, see “Item 4B.: Business Overview”.

Item 5: Operating and financial review and prospects
The following operating and financial review and prospects are based on the US GAAP financial statements of AngloGold
Ashanti for the years ended and as at December 31, 2004, 2003 and 2002 which are included under Item 18 of this annual report.

Overview

For the year ended December 31, 2004, AngloGold Ashanti produced approximately 6.05 million ounces (including joint ventures) of gold. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has a global presence with 22 operations comprising open-pit and underground mines and surface metallurgical plants in ten countries (Argentina, Australia, Brazil,
Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America) and which are supported by extensive, yet focused, exploration activities. As at December 31, 2004, AngloGold Ashanti had Proven and Probable Ore
Reserves of approximately 78.9 million ounces (including joint ventures) on an attributable basis.

AngloGold Ashanti’s main product is gold. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.

AngloGold Ashanti’s world-wide operations, divided into countries are: South Africa (which comprises eight operations),
Argentina (which encompasses one operation), Australia (which encompasses one operation), Brazil (which encompasses two operations), Ghana (which encompasses three operations), Guinea (which encompasses one operation), Mali (which encompasses three operations), Namibia (which encompasses one operation), Tanzania (which encompasses one operation)
and the United States of America (which encompasses one operation). The operation in Zimbabwe acquired in April 2004 as part of the AngloGold Ashanti Business Combination, was sold effective September 1, 2004. For more information on
AngloGold Ashanti’s business and operations, see “Item 4B.: Business overview — Products, operations and geographical locations”.

Restatement of financial statements

The financial statements contained herein for the two fiscal years ended December 31, 2003 and other financial information contained herein for the four fiscal years ended December 31, 2003 have been restated to correct AngloGold Ashanti’s historical accounting practices for certain joint venture arrangements. Historically, interests in certain incorporated mining joint ventures in which AngloGold Ashanti has joint control were reported using the proportionate consolidation method. This accounting treatment represents a departure from US GAAP which requires the equity method of accounting for such joint venture arrangements. These joint venture arrangements consist of operating entities situated in Mali (the Sadiola, Yatela and
Morila Joint Ventures) and Tanzania (the Geita Joint Venture), of which the significant financial operating policies are, by contractual arrangement, jointly controlled.

As a result, AngloGold Ashanti has restated the consolidated balance sheet as of December 31, 2003, and the consolidated statements of income and consolidated statements of cash flows for the years ended December 31, 2003 and 2002 included in this Annual Report on Form 20-F as described in note 2 to the consolidated financial statements and other financial information contained herein for the four fiscal years ended December 31, 2003. The restatement corrects the company’s historical accounting for interests in mining joint ventures and has no impact on net income or total stockholders’ equity.

5A. Operating results

Introduction

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. As a result, AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and are affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar
(the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the IMF, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.

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

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.

On July 7, 2005, the afternoon fixing price for gold on the London Bullion Market was $425.20 per ounce.

AngloGold Ashanti’s costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs are incurred on labor, consumable stores which include explosives, timber, other consumables and utilities incurred in the production of gold. Labor is the largest component of production costs as AngloGold Ashanti’s mining operations consist mainly of a combination of the use of both deep level underground mining methods as well as open-
pit operations, both of which are labor intensive.

With operations in several countries on several continents, AngloGold Ashanti is exposed to a number of factors that could impact on its profitability, including exchange rate fluctuations, inflation and other risks relating to these specific countries.
These factors are inherent in conducting mining operations on a global basis, and AngloGold Ashanti applies measures, such as hedging instruments, intended to reduce its exposure to these factors.

In conducting mining operations, AngloGold Ashanti recognizes the inherent risks and uncertainties of the industry, and the wasting nature of assets. The costs and expenses relating to the production of gold are either expensed or capitalized to mining assets. Recoverability of capitalized amounts is reviewed on a regular basis.

Effect of exchange rate fluctuations

Currently, the majority of AngloGold Ashanti’s revenues are generated in South Africa, and to a lesser extent in Brazil,
Argentina and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South
African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2004, AngloGold Ashanti derived 75 percent
(68 percent including joint venture arrangements) of its revenues from these countries and incurred 74 percent (68 percent including joint venture arrangements) of its production costs in these local currencies. In 2004, the weakening of the US dollar against these local currencies accounted for nearly $28 per ounce, or 52 percent of the total increase in total cash costs per ounce from 2003. As the price of gold is denominated in US dollars and AngloGold Ashanti realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves AngloGold Ashanti’s profitability in the short-term. Mainly as a result of its hedging instruments, a small portion of AngloGold Ashanti’s revenues are denominated in South African rand and Australian dollar, which partially offsets the effect of the US dollar’s strength or weakness on
AngloGold Ashanti’s profitability. Based upon average rates during the respective years, the rand and the real strengthened by approximately 15 percent and 5 percent respectively, against the US dollar in 2004 compared to 2003. The Argentinean peso traded freely against the US dollar from January 1, 2002 and had devalued to 2.9:1 against the US dollar by June 30, 2005.
The Australian dollar, based on the average rates during the respective years, strengthened by 12 percent against the
US dollar in 2004 compared to 2003.

To fund local operations, AngloGold Ashanti holds funds in local currencies. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, AngloGold Ashanti’s cash and cash equivalents reported in US dollars could change. At December 31, 2004, approximately 48 percent of AngloGold Ashanti’s cash and cash equivalents were held in local currencies.

Certain exchange controls are currently in force in South Africa. Although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value of the rand while exchange controls exist. The government has indicated its intention to lift exchange controls over time. When this occurs, rand exchange rates will be more closely tied to market forces. It is not possible to predict when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see “Item 10D.: Exchange controls”.

Effect of inflation

AngloGold Ashanti’s operations have not been materially adversely affected by inflation in recent years. However, AngloGold
Ashanti is unable to control the prices at which it sells its gold (except to the limited extent that it utilizes commodity instruments) and it is possible, therefore, that if there is to be significant inflation in South Africa, and to a lesser extent in
Brazil, Argentina and Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon AngloGold Ashanti’s results and financial condition.

The percentage change in the rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the table below:
Year ended December 31
2004
%
2003
%
2002
%
The average South African rand/US$ exchange rate (strengthened)/weakened by: (14.7) (28.0) 21.6
PPI (inflation rate) increase: 0.6 1.7 14.2
Net effect
(15.3)
(1)
(29.7)
(1)
7.4
(1)
The decrease in the inflation rate is outweighed by the impact of the strengthening of the rand relative to the US dollar.
Effect of commodity instruments

AngloGold Ashanti has utilized commodity instruments to protect the selling price of some of its anticipated gold production.
Although the use of these instruments may protect a company against low gold prices, it will only do so for a limited period and only to the extent the hedge book can be sustained. The use of such instruments may also prevent full participation in subsequent increases in the market price for gold with respect to covered production. During 2003, AngloGold Ashanti took the decision to lower its mandate for hedging from 50 percent to 30 percent of the next five years of production spread over ten years. In addition, AngloGold Ashanti in 2004, restructured its hedge book. The effect of this was to increase the proportion of the company’s anticipated 6.5 million ounces of gold production that is exposed to the spot price to 90 percent in 2005 and
83 percent in 2006 and to improve the value of remaining forward sales contracts in future years. For a discussion of
AngloGold Ashanti’s commodity instruments, see “Item 11.: Quantitative and qualitative disclosures about market risk”.

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly,
AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.

In November 2001, AngloGold announced the sale of its Free State operations in South Africa effective January 1, 2002. The sale closed in April 2002. AngloGold also announced the sale of its Normandy shares in January 2002 after its offer to purchase all of the outstanding share capital of Normandy Mining Limited in Australia expired without it obtaining control of
Normandy.

During July 2002, AngloGold acquired an additional 46.25 percent interest in the Cerro Vanguardia mine in Argentina doubling its interest in this operation to 92.5 percent. The transaction was effective from July 1, 2002. With effect from October 1, 2002
AngloGold disposed of its wholly-owned subsidiary, Stone and Allied Industries, to a joint venture of that company’s existing management and a group of black entrepreneurs.

On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to
Mineração Pedra Branca do Amapari. The effective date of the transaction was May 19, 2003. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property as part of the Minorco transaction, the company had sought to prove up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell.

On June 6, 2003, AngloGold announced that it had finalized the sale of its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia, to Helix Resources Limited. Helix’s proposed acquisition of
AngloGold’s rights to the Tarcoola Project, 60 kilometers to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on April 8, 2003.

On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to
Queenstake Resources USA Inc. effective June 30, 2003. This followed negotiations originally announced on February 27,
2003. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction were issued by Queenstake Resources Limited, a subsidiary of Queenstake, and represented approximately 9.2 percent of that company’s issued share capital. AngloGold disposed of its entire interest in Queenstake during November 2003.

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

On January 20, 2004 AngloGold announced that it had received a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold’s purchase of the Western Tanami
Project. This follows an initial payment of A$0.3 million ($0.2 million) made on November 24, 2003, when the Heads of
Agreement was signed by the companies.
The Business Combination between AngloGold and Ashanti Goldfields Company Limited which was originally announced on
May 16, 2003 was completed with effect from Monday, April 26, 2004, following the confirmation by the High Court in Ghana on Friday, April 23, 2004, of the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti. AngloGold changed its name to AngloGold Ashanti Limited on April 26, 2004, the effective date of the transaction.
For a detailed discussion of the AngloGold Ashanti Business Combination, see “Item 5A.: Operating results – Business
Combination between AngloGold and Ashanti”.

On July 1, 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc (TSG) for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately £18 million ($32 million)
in two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004.
TSG is listed on the London Stock Exchange’s Alternative Investment Market (AIM). This first move into Russia allows
AngloGold Ashanti the opportunity of establishing a meaningful interest in a company with Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in
Russia, as well as to being able to establish a business within this prospective New Frontier. On December 23, 2004, it was announced that the second subscription had been delayed to April 15, 2005 while on April 18, 2005, the second subscription date was extended by a further two weeks to April 29, 2005. On April 28, 2005, the company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of
£1.30 per share, compared to £1.494 per share agreed between the parties on June 30, 2004. The revised terms of the subscription was approved by TSG shareholders on May 27, 2005 and AngloGold Ashanti’s 17.5 percent equity interest in
TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed.

On August 5, 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.

In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold’s interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective
June 30, 2003. Based on an agreement reached between the parties, AngloGold Ashanti was paid on August 25, 2004 approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained.

In a joint announcement made on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in
Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Pty) Limited for a deferred consideration of $2 million. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine. The sale was effective on
September 1, 2004.

Agreement was reached to sell AngloGold Ashanti’s 40 percent equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited for a cash consideration of R20 million ($3 million). Tameng owns certain mineral rights to platinum group metals (PGMs) on the farm Locatie Van M’Phatlele KS 457, on the northern limb of the
Bushveld Complex in the Limpopo Province in South Africa. The sale was effective on September 1, 2004.

In an announcement made on October 11, 2004, AngloGold Ashanti advised that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 for a cash consideration of A$5 million ($4 million). This placement will be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the
Philippines.

On April 29, 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint
Ventures to Crescent Gold Limited. The sale is dependent upon Crescent Gold Limited meeting a staged payments schedule.
See note 31 to the consolidated financial statements “Subsequent events”. AngloGold Ashanti does not expect that the sale will have a material impact on its earnings and financial position.

Acquisitions have been accounted for as purchase business combinations under US GAAP. The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, assuming that acquisitions and dispositions took place on the effective date of these transactions. Therefore, the consolidated financial statements are not necessarily indicative of AngloGold Ashanti’s financial condition or results of operations for future periods. For a more detailed discussion of these transactions, see “Item 4A.: History and development of the company”.

Business Combination between AngloGold and Ashanti

On August 4, 2003, AngloGold and Ashanti announced that they had agreed the terms of a recommended Business
Combination. The Business Combination was effective by a scheme of arrangement under Ghanaian law and was completed on April 26, 2004.

In connection with the Business Combination, AngloGold and the government of Ghana agreed the terms of a Stability
Agreement, approved by the parliament of Ghana, to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti will operate in Ghana following the implementation of the Business Combination.

Under the Stability Agreement, the government of Ghana retained its special rights (“Golden Share”) under the provisions of the mining law pertaining to the control of a mining company, in respect of the assets and operations in Ghana.

In terms of the Golden Share, the following requires, and will not be effective without, the written consent of the government of
Ghana as the holder of the Golden Share:
•
any disposal by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group’s assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the Ashanti Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).
The Golden Share does not carry any right to vote at any general meeting of Ashanti.

The government of Ghana has also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the Business Combination. In consideration of these agreements and undertakings,
AngloGold agreed to issue to the government of Ghana 2,658,000 new AngloGold ordinary shares and to pay to the government of Ghana $5 million in cash, promptly after the implementation of the Business Combination. AngloGold also agreed to pay to the government of Ghana, on the date of the completion of the Business Combination, an additional
$5 million in cash towards the transaction costs incurred by the government of Ghana in its role as regulator of Ashanti.

On April 26, 2004, AngloGold issued 38,400,021 ordinary shares to former Ashanti shareholders and 2,658,000 ordinary shares under the Stability Agreement to the government of Ghana. On June 29, 2004, AngloGold issued a total of
75,731 ordinary shares to former Ashanti warrant holders pursuant to the Business Combination.

The market value of the shares issued for Ashanti was approximately $1,544 million, net of share issue expenses of
$3 million, based on the average quoted value of the shares of $37.62 two days before and after October 15, 2003, the date the terms of the transaction were announced. The market value of the issued shares, together with the cash consideration paid to the government of Ghana as part of the Stability Agreement, cash consideration paid for outstanding options over
Ashanti ordinary shares and transaction costs and funding of $227 million, gave rise to a total purchase price of approximately
$1,771 million.

AngloGold Ashanti has performed a preliminary purchase price allocation based on independent appraisals and valuations.
The transaction was accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $182 million being recorded, relating mainly to the extended life of AngloGold Ashanti by the Obuasi project in Ghana and enlarged negotiation base and presence in Africa by Ashanti operations. In accordance with the provisions of SFAS142, goodwill was assigned to specific reporting units. The company’s reporting units are generally consistent with the operating mines underlying the segments identified in note 26 to the consolidated financial statements “Segment and geographical information”. Goodwill related to the acquisition is non-deductible for tax purposes.

The combination of AngloGold and Ashanti was designed to combine the two companies into a long-life, low-cost, high-
margin investment opportunity, bringing together the best that both had to offer, by way of ore bodies, capital and human resources.

In valuing the acquired mineral rights and reserves, AngloGold Ashanti has considered various aspects of historical, spot and forward prices of gold. AngloGold Ashanti does not believe that the gold price over the last few years is a strong or sole indicator of future gold prices. In valuing the mineral rights and reserves acquired, AngloGold Ashanti estimated future gold prices for the next ten years based on the forward gold price curve at April 26, 2004 having established that this was the best indicator, for periods thereafter the estimated gold price has been based on the ten year forward gold price derived from the forward curve adjusted upward by 2.25 percent per year for the anticipated life of the mineral rights and reserves acquired.
As a result of this approach, AngloGold Ashanti has utilized a range of gold prices in estimating the value of the acquired mineral rights and reserves, the low end of the estimated price received range is nominal $402 per ounce in 2005 and the high end of the estimated price received range is nominal $999 per ounce in 2039 with an overall average estimated received price of $673 per ounce in nominal terms. In addition, costs for the first six years have been estimated based on operational requirements adjusted by inflation, and escalated by 2.25 percent per year for periods thereafter. Future cash flows have been discounted using compound pre-tax rates adjusted for country and other risks, on a mine by mine basis. In particular, these rates vary between 6.5 – 8.5 percent for Ghana, 9.75 – 11.75 percent for Guinea, and 6.25 – 8.25 percent for Tanzania.

Due to the size and nature of the acquisition and the geographical spread and remote locations of some of the properties acquired and the associated assets, AngloGold Ashanti is in the process of finalizing the purchase price allocation of fixed assets. However, the final purchase price allocation is not expected to vary significantly from the preliminary allocation.

The operations and financial condition of the companies and assets acquired are included in the financial statements from
April 26, 2004, the effective date of the Business Combination.

For a detailed discussion of AngloGold’s Business Combination with Ashanti, including a description of the contractual arrangements in connection with the Business Combination and an overview of Ashanti’s business, see “Item 4A.: History and development of the company–Ashanti Goldfields Company Limited and–Business Combination between AngloGold and
Ashanti”.

Projects and growth opportunities

In addition to continuously monitoring and evaluating prospective acquisitions including the Business Combination, AngloGold
Ashanti’s management has identified a number of medium- to long-term organic growth opportunities for the company. For a discussion of these projects and opportunities, see “Item 5D.: Trend information – Growth opportunities”.

South African political, economic and other factors

AngloGold Ashanti is a company domiciled in South Africa, with a number of operations in South Africa. As a result, AngloGold
Ashanti is subject to various economic, fiscal, monetary and political factors that affect South African companies generally.

South African companies are subject to exchange control regulations. Governmental officials have from time to time stated
their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. From 1998, certain aspects of exchange controls for financial institutions and individuals have been incrementally relaxed. It is, however, impossible to predict when the South African government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common
Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see “Item 10D.: Exchange controls”.

In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, Act 28 of
2002 (MPRDA), which was passed by the parliament of South Africa in June 2002 . On May 1, 2004, the MPRDA came into effect and operation. The MPRDA vests custodianship of South Africa’s mineral rights in the State. The State issues prospecting rights or mining rights to applicants. The former common law prospecting, mining and mineral rights are now known as old order rights and the transitional arrangements provided in the MPRDA give holders of such old order rights the opportunity to convert their old order rights into new order rights. Applicants have five years from May 1, 2004, in which to apply to convert old order mining rights into new order mining rights. The South Africa government has announced that it is giving consideration to new legislation, in terms of which the new rights will be subject to a State royalty. The extent and basis of that royalty is unknown at present. The draft Mineral and Petroleum Royalty Bill, 2003, was released in March 2003 for comment and proposed a royalty payment of three percent of gross revenue per annum, payable quarterly, in the case of gold.
Had the proposal become law, royalty payments would have commenced upon the conversion and granting of a new mining right. The introduction of the proposed royalty would, all else being equal, have an adverse impact upon AngloGold Ashanti’s profitability, as currently no royalty is payable to the State. However, the Finance Minister announced also that due to the new regulatory system for the mining rights in terms of the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it has become imperative to holistically reassess the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from secondary tax on companies in terms of South Africa’s income tax laws. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from secondary tax on companies for gold mines, despite the existence of profit. The impact of these proposed reviews is unknown at this stage but may have an adverse effect on AngloGold Ashanti’s financial condition or results of operations. For a detailed discussion of the MPRDA see
“Item 4B.: Business Overview – Rights to mine and titles to properties – Mineral and Petroleum Resources Development Act”.

Gold market in 2004

In 2004, the spot price of gold opened at $415 per ounce in January and closed at $435 per ounce in December 2004, an increase of 5 percent, compared with $346 per ounce in January 2003 and $415 per ounce in December 2003. The average spot price of gold was $409 per ounce during 2004, $46 per ounce, or 13 percent, higher than $363 per ounce, the average spot price of gold in 2003. During 2004, the highest spot price of gold was $457 per ounce compared to a high of $417 per ounce for 2003. The lowest spot price of gold was $371 per ounce during 2004, 16 percent higher than $319 per ounce, the lowest spot price of gold for 2003.

The driving influence on investor sentiment was the weakening dollar, particularly against the euro, but also against the
Japanese yen. This has been the case also for the past three and a half years and the correlation between the rising dollar spot price of gold and the weakening dollar against the euro reached 97 percent over the three months to December 2004.
While this does not mean that other factors do not influence the gold market and the price of gold from time to time, it does underline the primary influence of the health of the US currency on the gold price in the current market cycle.

In this respect, the gold market differs from the parallel cycle of rising base metal and commodity prices, which has also been influenced to some extent by investor buying on the back of a weakening US currency. However, prices of industrial metals are being driven mainly by Chinese demand at present. The correlation between the gold price and the weak dollar is an important one for the year ahead.

Investment demand remains the instrument through which this influence on the gold price is manifested. The role played by investors and speculators in gold on the New York Comex has been supplemented by the launch in the USA of the gold exchange-traded fund, the streetTRACKS Gold Shares. The fund was created by the World Gold Council in partnership with
State Street Global Markets and by early 2005 this fund had purchased on behalf of its investors over 140 tons of physical gold in the market. This level of investment is equal to over 25 percent of the net long position in gold on the New York Comex. On the Comex itself, during the year the total open position in gold reached a record high of over 22 million ounces, or 685 tons.
The net long position remained consistently strong throughout the final quarter of 2004, although it failed to reach the record high levels seen in early April 2004.

Comparison of operating performance in 2004, 2003 and 2002

The following table presents operating data for the AngloGold Ashanti group for the three year period ended December 31,
2004:
Operating data for AngloGold Ashanti
Year ended December 31
2004                      2003                       2002
Total gold production (thousand ounces) 6,052 5,616 5,939
Total cash costs ($/oz) 268 229 161
Total production costs ($/oz) 356 288 218
Production costs (million US dollars)
(1)
1,436 1,068 792
Capital expenditure (million US dollars) 583 363 271
- Consolidated entities 571 339 246
- Equity accounted joint ventures 12 24 25
(1)
Production costs for 2003 and 2002 have been restated for the equity method of accounting of joint ventures. See note 2 to the consolidated financial statements.
Gold production

For the year ended December 31, 2004, AngloGold Ashanti’s total gold production increased by 436,000 ounces, or 8 percent, to 6.05 million ounces from 5.62 million ounces produced in 2003. Gold production from the Geita mine in Tanzania increased from 331,000 ounces in 2003 to 570,000 ounces in 2004 mainly due to the impact of the additional 50 percent interest acquired in the mine, as part of the completed AngloGold Ashanti Business Combination during April 2004, on production of 2004 when compared with 2003. Similarly, former Ashanti operations acquired as part of the completed AngloGold Ashanti Business
Combination situated in Ghana, Guinea and Zimbabwe contributed 577,000 ounces of gold produced in 2004. Marginal increases in gold production were recorded from operations located in Argentina and Brazil where gold production rose from
209,000 ounces and 323,000 ounces, respectively, in 2003 to 211,000 ounces and 334,000 ounces, respectively, in 2004.
Gold production from operations situated in South Africa decreased by 6 percent from 3,281,000 ounces produced in 2003 to
3,079,000 ounces in 2004 mainly due to both lower mining volumes and grade. Gold production from operations situated in the
USA decreased from 390,000 ounces produced in 2003 to 329,000 ounces in 2004 mainly due to the impact of the sale of the
Jerritt Canyon Joint Venture of North America effective June 30, 2003 on production of 2004. The Australian operations produced 410,000 ounces of gold during 2004, compared with 432,000 ounces in 2003, as a result of the impact on
2004 production of the closure of Union Reefs mine in October 2003. Gold production in Mali decreased by 18 percent from
577,000 ounces in 2003 to 475,000 ounces in 2004, mainly as a result of lower grade mining blocks encountered on the periphery of the pit at Morila. Navachab, the Namibian operation, produced 67,000 ounces of gold in 2004 compared with
73,000 ounces in 2003, mainly as a result of milled tonnages and recovered grade which dropped in the first half of 2004 as no ore was mined (only stockpiles were treated), while the operation made the transition to owner-mining.

For the year ended December 31, 2003, AngloGold Ashanti's total gold production decreased by 323,000 ounces or 5 percent, to 5.62 million ounces from 5.94 million ounces produced in 2002. Gold production from operations located in South Africa decreased by 4 percent from 3,412,000 ounces produced in 2002 to 3,281,000 ounces in 2003. This was attributable to lower stoping widths, lower reef development, lower vamping and lower grades at Great Noligwa, lower volumes at Savuka, and at
Ergo, a dwindling reserve tonnage base. Gold production in Mali decreased by 19 percent from 710,000 ounces in 2002 to
577,000 ounces in 2003, mainly due to the reduction in gold grade primarily at Morila.

At Geita, in Tanzania, gold produced increased by 14 percent from 290,000 ounces in 2002 to 331,000 ounces in 2003, mainly due to a 15 percent increase in tonnage throughput as a result of the successful implementation of the plant expansion project.
Gold production in the USA decreased by 16 percent from 462,000 ounces in 2002 to 390,000 ounces in 2003, primarily due to the disposal of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003. Production at Cripple Creek & Victor increased by 58,000 ounces in 2003, due to additional product from expanded processing facilities, as a result of the completion of the expansion project at the Cresson Mine in the third quarter of 2002. Argentina’s production increased from 179,000 ounces in 2002 to 209,000 ounces in 2003, due to the additional 46.25 percent interest acquired by
AngloGold in Cerro Vanguardia in July 2002. Gold production from operations situated in Brazil increased from
299,000 ounces in 2002 to 323,000 ounces in 2003, mainly due to increased production from the Cuiabá mine, at AngloGold
Ashanti Mineração (formerly Morro Velho). The Australian operations produced 432,000 ounces of gold during 2003, compared with 502,000 ounces in 2002, as a result of the closure of Union Reefs and lower production at Sunrise Dam due to lower grades. Namibia’s gold production decreased from 85,000 ounces in 2002 to 73,000 ounces in 2003.

A more detailed review of gold production at each of AngloGold Ashanti’s operations is provided under “Item 4B.: Business overview”.
Ore Reserve development expenditure
AngloGold Ashanti has reassessed the useful life of on-reef Ore Reserve development expenditure with effect from January 1,
2004. The impact of the reassessment is that costs are expensed over a longer period than was previously estimated. This has been accounted for prospectively as a change in estimate.

The effect of this change in estimate on the results for 2004 is as follows:
Year ended December 31, 2004
(in millions, except per share data)
Impact
$
Per basic
common
share
(cents)
Per diluted
common
share
(1)
(cents)
Income before income tax provision 54 21 21
Deferred income and mining tax (19) (8) (8)
Net income 35 13 13
(1)
The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of
Convertible Bonds as their effects are anti-dilutive for this period. See note 8 and note 16 to the consolidated financial statements “Earnings per common share” and “Long-term debt”.
Total cash costs and total production costs
Total cash costs for the year ended December 31, 2004 was $268 per ounce, $39 per ounce, or 17 percent, higher than the cash costs of $229 per ounce recorded in 2003. This change was mainly due to substantially higher cash costs for the South
African, Australian, Malian and Namibian operations in 2004, which increased by 15 percent, 12 percent, 34 percent and
27 percent respectively, when compared to 2003. The increase in total cash costs at the South African operations was mainly due to the strengthening of the South African rand relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.44 and R7.55 during the year ended December 31, 2004 and 2003, respectively) being offset by the impact of the change in estimate of on-reef Ore Reserve development expenditure during 2004. The Australian operations recorded higher cash costs in 2004, mainly due to the strengthening of the Australian dollar relative to the US dollar (based on the average exchange rates of the Australian dollar against the US dollar of A$1.36 and A$1.54 during the year ended
December 31, 2004 and 2003, respectively). Overall, total cash costs for 2004 were increased by nearly $28 per ounce
(relating to US dollar weakness against all local currencies) and reduced by nearly $15 per ounce (due to the change in estimate of on-reef Ore Reserve development during 2004), when compared to 2003. The operations in Mali and Namibia recorded higher total cash costs per ounce in 2004 mainly due to increased mining costs and lower grades, when compared with 2003. Overall, lower ore grade increased total cash costs by nearly $6 per ounce in 2004 when compared to 2003. Former
Ashanti operations acquired as part of the completed AngloGold Ashanti Business Combination situated in Ghana, Guinea,
Zimbabwe and Tanzania (Geita – 50 percent) increased total cash costs by $9 per ounce in 2004 when compared to 2003.

The total cash costs for the year ended December 31, 2003 was $229 per ounce, $68 per ounce, or 42 percent higher than cash costs of $161 per ounce recorded in 2002. This change was mainly due to a combination of stronger local currencies against the US dollar in most operating countries and lower ore grade in several of these countries. Stronger currencies increased total cash costs by $47 per ounce and lower ore grade by a further $17 per ounce. Total cash costs for the South
African, Australian, Malian and Namibian operations increased by 60 percent, 26 percent, 38 percent and 86 percent, respectively, in 2003, compared to 2002. The increases in total cash costs at the South African and Australian operations were mainly due to the strengthening of the South African rand and the Australian dollar against the US dollar (based on the average exchange rates of the rand against the US dollar of R7.55 and R10.48 and the Australian dollar against the US dollar of
A$1.54 and A$1.84, during the year ended December 31, 2003 and 2002, respectively). Operations in Mali and Namibia recorded higher total cash costs in 2003 mainly due to lower recovered grades achieved when compared with 2002.

Total production costs per ounce increased from $288 per ounce to $356 per ounce over 2004 and from $218 per ounce to
$288 per ounce over 2003.

A more detailed review of total cash costs and total production costs at each of AngloGold Ashanti’s operations is provided under “Item 4B.: Business overview”.
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

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs.
Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.
Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard, are total cash costs, as calculated using the Gold
Institute industry standard, plus amortization, depreciation and rehabilitation costs.

Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the company’s performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the company believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:
• an indication of profitability, efficiency and cash flows;
• the trend in costs as the mining operations mature over time on a consistent basis; and
• an internal benchmark of performance to allow for comparison against other mining companies.
A reconciliation of production costs as included in the company’s audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2004 is presented below. In addition the company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

Mponeng	TauTona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	ERGO	Surface operations	Corporate (a)

For the year ended December 31, 2004
Operations in South Africa
(6)
(in $ millions, except as otherwise noted)

Production costs
138
133
71
180
134
107
93
28
-
Plus:
Production costs of equity accounted joint ventures - - - - - - - - -
Less:
Rehabilitation costs & other non-cash costs (2) (2) (1) (4) (3) (2) (10) - (3)
Plus:
Inventory movement (1) - - (3) (1) (1) - - -
Royalties
-                     -                     -                     -                     -                    -                     -                     -                    -
Related party transactions
(1)
6                    8                     2                   11                    7                   4                    3                     2                    -
Adjusted for:
Minority interests
(2)
-                     -                     -                    -                     -                     -                     -                    -                     -
Non-gold producing companies and adjustments - - - - - - - - 3
Total
cash
costs
141                139                  72                 184                 137                108                   86                  30                    -
Plus:
Depreciation, depletion and amortization 29 39 26 22 17 20 27 2 10
Employee severance costs - 1 2 3 1 - 2 - -
Rehabilitation and other non-cash costs 2 2 1 4 3 2 10 - 3
Adjusted for:
Minority interests
(2)
-                     -                     -                     -                    -                     -                     -                    -                      -
Non-gold producing companies and adjustments - - - - - - - - (4)
Total
production
costs
172                181                101                  213                158                 130                 125                  32                    9
Gold produced (000’ ounces)
(3)
438                568                158                  795                486                 293                  222               119                      -
Total cash costs per ounce
(4)
322                245                455                   231                281                370                   389               250                      -
Total production costs per ounce
(4)
393                319                639                   268                325                444                   563               269                      -

ARGENTINA	AUSTRALIA			BRAZIL		GHANA[10]			GUINEA [10]	MALI			NAMIBIA	TANZANIA [10]	USA		ZIMBABWE[10][11]
	Cerro Vanguardia	Sunrise Dam	Boddington[3]	Union Reefs[3]	AngloGold Ashanti Mineração (formerly Morro Velho)	Serra Grande	Obuasi	Bibiani	Iduapriem	Siguiri	Sadiola	Yatela	Morila	Navachab	Geita	Cripple Creek & Victor	Jerritt Canyon [3]	Freda-Rebecca

(7)
For the year ended December 31, 2004
Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe
(in $ millions, except as otherwise noted)

a
Production costs
31
87
-
-
31
26
73
27
43
42
-
-
-
23
109
56
-
4
Plus
:
Production costs of equity
accounted joint ventures
- - - - - - - - - - 38 20 35 - 23 - - -
Less:
Rehabilitation costs & other non-cash costs (1) (1) - - (1) - - - (1) (2) - - - - (1) 4 - -
Plus:
Inventory movement (2) 17 - - 2 - 1 (2) 1 - (2) - - - 5 21 - -
Royalties 8
4         -        -          -           -          3        1         2
1
4        3         5
- 7
3         -
-
Related party transactions
(1)
-
-          -        -          -           -         1         -         1
-
2        2         -
- -
-         -
-
Adjusted for:
Minority interests
(2)
(3)
-          -        -          -        (13)         -         -       (8)            (4)
-         -         -
- -
-         -
-
Total
cash
costs
33
107        -        -        32        13        78        26      38
37
42      25        40
23
143
84        -
4
Plus:
Depreciation, depletion and amortization 28 30 - - 15 12 35 16 19 10 36 6 15 5 47 40 - 1
Employee severance costs - - - - - - - - - - - - - - - - - -
Rehabilitation and other non-cash costs 1 1 - - 1 - - - 1 2 - - - - 1 (4) - -
Adjusted for:
Minority interests
(2)
(2)
-          -        -          -         (4)         -         -       (2)            (1)
-         -         -
- -
-          -
-
Total
production
costs
60
138        -        -        48         21      113      42      56
48
78      31       55
28
191
120
5
Gold produced (000’ ounces)
(3)
211
410        -        -      240         94       255    105     125
83
174     97     204
67
570
329       -
9
Total cash costs per ounce
(4)
156
260        -        -      133        134      305     251     303
443
242    255     196
348
250
220 -
417
Total production costs per ounce
(4)
284
337        -        -      200        223      443     400     448
578
448    320     270
418
335
365       -
556

For the year ended December 31, 2004
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
1,436
Plus:
 Production costs of equity accounted joint ventures
116
Less:
 Rehabilitation costs & other non-cash costs
(30)
Plus:
 Inventory movement
35
Royalties 41
Related party transactions
(1)
49
Adjusted for:
Minority interests
(2)
(28)
Non-gold producing companies and adjustments 3
Total cash costs
1,622
Plus:
 Depreciation, depletion and amortization
507
Employee severance costs 9
Rehabilitation and other non-cash costs 30
Adjusted for:
Minority interests
(2)
(9)
Non-gold producing companies and adjustments (4)
Total production costs
2,155
Gold produced (000’ ounces)
(3)
6,052
Total cash costs per ounce
(4)
268
Total production costs per ounce
(4)
356
(1)
Relates solely to production costs as included in the company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(2)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(3)
Attributable production only.
(4)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Excludes the Free State mines which were sold effective January 1, 2002.
(7)
Total cash costs per ounce calculation includes inventory change.
(8)
Jerritt Canyon Joint Venture was sold effective June 30, 2003.
(9)
There was no production attributable to AngloGold Ashanti in 2004.
(10)
Operations acquired from Ashanti (including 50 percent in Geita). Results are included for the eight months from May 2004 through
December 2004.
(11)
Freda-Rebecca mine was sold effective September 1, 2004. Results are included for the four months from May 2004 through
August 2004.

Mponeng	TauTona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	ERGO	Surface operations	Corporate [5]

For the year ended December 31, 2003
Operations in South Africa
(6)
(in $ millions, except as otherwise noted)

Production costs
117
122
85
168
129
91
73
22
(22)
Plus:
Production costs of equity accounted joint ventures - - - - - - - - -
Less:
Rehabilitation costs & other non-cash costs - (1) (2) (2) (1) - (4) - -
Plus:
Inventory movement - (3) (1) 2 (2) - - - -
Royalties - - - - - - - - -
Related party transactions
(1)
6                    7                     2                   9                    6                     4                    2                   1                     -
Adjusted for:
Minority interests
(2)
- - - - - - - - -
Non-gold producing companies and adjustments - - - - - - - - 28
Total
cash
costs
123
125
84
177
132
95
71
23
6
Plus:
Depreciation, depletion and amortization 21 15 5 18 13 15 17 3 4
Employee severance costs 1 - 2 - - 1 - - -
Rehabilitation and other non-cash costs - 1 2 2 1 - 4 - -
Adjusted for:
Minority interests
(2)
- - - - - - - - -
Non-gold producing companies and adjustments - - - - - - - - (2)
Total
production
costs
145
141
93
197
146
111
92
26
8
Gold produced (000’ ounces)
(3)
499
646
187
812
497
322
203
115
-
Total cash costs per ounce
(4)
247
194
448
218
266
294
349
200
-
Total production costs per ounce
(4)
291
218
497
243
294
345
453
226
-

ARGENTINA	AUSTRALIA			BRAZIL		GHANA			GUINEA	MALI			NAMIBIA	TANZANIA	USA		ZIMBABWE
	Cerro Vanguardia	Sunrise Dam	Boddington[3]	Union Reefs	AngloGold Ashanti Mineração (formerly Morro Velho)	Serra Grande	Obuasi	Bibiani	Iduapriem	Siguiri	Sadiola	Yatela	Morila	Navachab	Geita	Cripple Creek & Victor	Jerritt Canyon[5]	Freda-Rebecca

(7)
For the year ended December 31, 2003
Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe
(in $ millions, except as otherwise noted)
Production costs
26
81        -        23        33         20        -        -        -
-
-           -          -
20
-
50         30
-
Plus:
Production costs of equity accounted joint
ventures
-
-          -         -          -           -         -        -        -
-
29        19        27
- 59 - - -
Less:
Rehabilitation costs & other non-cash costs (1) (1) - (1) (1) - - - - - - (1) (1) (1) (1) 5 - -
Plus:
Inventory movement 2 (1) - (2) - - - - - - 1 - - 1 - 21 (1) -
Royalties 6 3 - - - - - - - - 4 2 7 - 3 2 - -
Related party transactions
(1)
- - - - - - - - - - 2 - 1 - - - - -
Adjusted for:
Minority interests
(2)
(3) - - - - (10) - - - - - - - - - - - -
Total cash costs
30
82
-
20
32
10
-
-
-
-
36
20
34
20
61
78
29
-
Plus:
Depreciation, depletion and amortization 28 24 - 6 14 14 - - - - 33 8 21 3 12 37 10 -
Employee severance costs - - - - - - - - - - - - - - - - - -
Rehabilitation and other non-cash costs 1 1 - 1 1 - - - - - - 1 1 1 1 (5) - -
Adjusted for:
Minority interests
(2)
(2) - - - - (5) - - - - - - - - - - - -
Total
production
costs
57
107       -        27       47          19        -        -        -
-
69       29        56
24
74
110        39
-
Gold produced (000’ ounces)
(3)
209
358        -        74      228         95        -       -        -
-
172        87      318
73
331
283 107
-
Total cash costs per ounce
(4)
143
228
-
272
141
109
-
-
-
-
210
235
108
274
183
199
270
-
Total production costs per ounce
(4)
273
299
-
365
206
200
-
-
-
-
401
333
176
329
224
389
364
-

For the year ended December 31, 2003
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
1,068
Plus:
 Production costs of equity accounted joint ventures
134
Less:
 Rehabilitation costs & other non-cash costs
(13)
Plus:
 Inventory movement
17
Royalties 27
Related party transactions
(1)
40
Adjusted for:
Minority interests
(2)
(13)
Non-gold producing companies and adjustments 28
Total cash costs
1,288
Plus:
 Depreciation, depletion and amortization
321
Employee severance costs 4
Rehabilitation and other non-cash costs 13
Adjusted for:
Minority interests
(2)
(7)
Non-gold producing companies and adjustments (2)
Total production costs
1,617
Gold produced (000’ ounces)
(3)
5,616
Total cash costs per ounce
(4)
229
Total production costs per ounce
(4)
288
(1)
Relates solely to production costs as included in the company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(2)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(3)
Attributable production only.
(4)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Excludes the Free State mines which were sold effective January 1, 2002.
(7)
Total cash costs per ounce calculation includes inventory change.
(8)
Jerritt Canyon Joint Venture was sold effective June 30, 2003. Results are included for the six months ended June 30, 2003.
(9)
There was no production attributable to AngloGold in 2003.

Mponeng	TauTona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	ERGO	Surface operations	Corporate [5]

For the year ended December 31, 2002
Operations in South Africa
(6)
(in $ millions, except as otherwise noted)
Production costs
77
78
56
100
83
57
53
15
13
Plus:
Production costs of equity accounted joint ventures - - - - - - - - -
Less:
Rehabilitation costs & other non-cash costs - (1) - (1) (2) (1) (7) (1) -
Plus:
Inventory movement 1 1 - 2 (1) 1 - - -
Royalties - - - - - - - - - -
Related party transactions
(1)
5 7 2
8
4 3 3 - -
Adjusted for:
Minority interests
(2)
- - - - - - - - -
Non-gold producing companies and adjustments - - - - - - - - (12)
Total
cash
costs
83
85
58
109
84
60
49
14
1
Plus:
Depreciation, depletion and amortization 29 11 12 15 12 14 16 3 4
Employee severance costs - 1 - - 1 1 - - -
Rehabilitation and other non-cash costs - 1 - 1 2 1 7 1 -
Adjusted for:
Minority interests
(2)
- - - - - - - - -
Non-gold producing companies and adjustments - - - - - - - - (3)
Total production costs
112
98
70
125
99
76
72
18
2
Gold produced (000’ ounces)
(3)
466
643
236
880
511
311
264
101
-
-
-
Total cash costs per ounce
(4)
178
132
245
12
165
192
184
139
Total production costs per ounce
(4)
240
152
297
142
194
244
273
178

ARGENTINA	AUSTRALIA			BRAZIL		GHANA			GUINEA	MALI			NAMIBIA	TANZANIA	USA		ZIMBABWE
	Cerro Vanguardia	Sunrise Dam	Boddington	Union Reefs	AngloGold Ashanti Mineração (formerly Morro Velho)	Serra Grande	Obuasi	Bibiani	Iduapriem	Siguiri	Sadiola	Yatela	Morila	Navachab	Geita	Cripple Creek & Victor	Jerritt Canyon	Freda-Rebecca

For the year ended December 31, 2002
Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe
(in $ millions, except as otherwise noted)
Production costs
18             65
-
29       27         18        -       -        -
-
-         -         -            12
-
30        61
-
Plus:
Production costs of equity accounted joint
ventures
-                -
- - - -
-        -       -
-
26      17       23
- 49 - -
-
Less:
Rehabilitation costs & other non-cash costs
(1)              (1)
- (3) - -
-        -       -
-
-       (1)         -
- (1) 10 (2) -
Plus:
Inventory movement
(1)               1
- - - (1)
-        -       -
-
-         1          -
- -
19         -
-
Royalties
4                3
- - - -
-        -       -
-
3         2         8
- 3
2         -
-
Related party transactions
(1)
-
- - -
-           -
-        -       -
-
1         -          -
- -
-          -
-
Adjusted for:
Minority interests
(2)
(1)               -
- - - (8)
-        -       -
-
- - - -
- -
-                  -
Total cash costs
19             68
-        26        27         9         -        -       -
-
30      19       31
12
51
61       59
-
Plus:
-
Depreciation, depletion and amortization
19             19
- 14 15 15
-         -      -
-
29        5       29
1 13
37       21
Employee severance costs
-                -
- - - -
-         -      -
-
-          -         -
- -
-          -
-
Rehabilitation and other non-cash costs
1               1
- 3 - -
-         -      -
-
-          1         -
- 1
(10)        2
-
Adjusted for:
-
Minority interests
(2)
-                -
- - - (6)
-         -       -
-
- - - -
-                -
-                  -
Total production costs
39             88
-
43
42
18
-         -       -
-
59       25      60
13
65
88       82
-
-         -       -
-
-
Gold produced (000’ ounces)
(3)
179           382
2
118
205
94
-         -       -
-
182    107     421
85
290
225     237
-
Total cash costs per ounce
(4)
104           177
-       224      131       100       -          -      -
-
163    175       74
147
175
187     249
-
Total production costs per ounce
(4)
218          230
-       364      205       191       -          -      -
-
324    234      143
153
224
391     346
-

(7)

For the year ended December 31, 2002
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
792
Plus:
 Production costs of equity accounted joint ventures
115
Less:
 Rehabilitation costs & other non-cash costs
(12)
Plus:
 Inventory movement
23
Royalties 25
Related party transactions
(1)
33
Adjusted for:
Minority interests
(2)
(9)
Non-gold producing companies and adjustments (12)
Total cash costs
955
Plus:
 Depreciation, depletion and amortization
333
Employee severance costs 3
Rehabilitation and other non-cash costs 12
Adjusted for:
Minority interests
(2)
(6)
Non-gold producing companies and adjustments (3)
Total production costs
1,294
Gold produced (000’ ounces)
(3)
5,939
Total cash costs per ounce
(4)
161
Total production costs per ounce
(4)
218
(1)
Relates solely to production costs as included in the company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(2)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(3)
Attributable production only.
(4)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Excludes the Free State mines which were sold effective January 1, 2002.
(7)
Total cash costs per ounce calculation includes inventory change.

Capital expenditure
Total capital expenditure during the year ended December 31, 2004 was $583 million, compared to $363 million in 2003, which represents a $220 million, or 61 percent, increase in capital expenditure on a group level. In South Africa, capital expenditure increased from $242 million spent in 2003 to $333 million in 2004, mainly due to the impact of the strengthening of the South
African rand against the US dollar and the impact of the change in estimate of on-reef Ore Reserve development expenditure
($85 million), during 2004. Capital projects in Ghana and Guinea amounted to $42 million and $57 million, respectively, in
2004, as part of AngloGold Ashanti’s investment strategy following the AngloGold Ashanti Business Combination completed in
April 2004. Capital expenditure in Namibia increased from $2 million spent in 2003 to $21 million in 2004, with the conversion of Navachab from contractor mining to owner-mining. In Australia, capital expenditure increased from $21 million to $28 million, mainly as a result of the Sunrise Dam underground feasibility study and trial mining project. Capital expenditure in the USA decreased from $27 million spent in 2003 to $16 million in 2004 due to the completion of the expansion project at Cripple
Creek & Victor during 2004 and the impact of the sale of the Jerritt Canyon Joint Venture, effective June 30, 2003, on spending in 2004.
Total capital expenditure during the year ended December 31, 2003 was $363 million, compared to $271 million in 2002, which represents a $92 million, or 34 percent, increase in capital expenditure on a group level. In South Africa, capital expenditure increased from $106 million spent in 2002 to $242 million in 2003, mainly due to the Moab Khotsong and Mponeng shaft deepening projects, the acquisition of a portion of the Driefontein mining area, known as 1C11, from Gold Fields Limited during
September 2003 and the strengthening of the South African rand against the US dollar. Capital expenditure in the USA and
Australia, decreased from $74 million and $31 million, respectively, spent in 2002 to $27 million and $21 million, respectively, in
2003. The decrease in the USA was mainly due to the completion of the Cresson Mine expansion at Cripple Creek & Victor in the third quarter of 2002 and Australia recorded lower capital expenditure in 2003 (mainly at Sunrise Dam).
A more detailed review of capital expenditure at each of AngloGold Ashanti’s operations is provided under “Item 4B.: Business overview”.
Comparison of financial performance on a segment basis for 2004, 2003 and 2002
AngloGold Ashanti produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. In 2004, AngloGold Ashanti changed its presentation of segment information from a regional basis to operating segments by country. Following the change in the composition of reportable segments and where applicable, AngloGold Ashanti has restated the corresponding items of segment information for all earlier periods presented. This information is consistent with the information used by AngloGold
Ashanti’s chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

Revenues
Year ended December 31
(in millions)
2004
$
%
2003
(As restated)
$
%
2002
(As restated)
$
%
Category of activity
Total revenues
Product sales 2,183 1,714 1,458
Interest, dividends and other 55 29 35
Total revenues
2,238
1,743
1,493
Geographical area data
Total revenues
South Africa 1,230 55 1,201 69 966 65
Argentina 100 4 76 4 63 4
Australia 172 8 157 9 155 10
Brazil 173 8 151 9 129 9
Ghana 209 9 - - - -
Guinea 44 2 - - - -
Mali 181 8 207 12 222 15
Namibia 28 1 28 2 27 2
Tanzania 208 9 107 6 84 6
USA 106 5 129 7 153 10
Zimbabwe 4 - - - - -
Other, including Corporate and Non-gold producing
subsidiaries 6 - 1 - - -
Total revenues
2,461
2,057
1,799
Less : Equity method investments included in above (223) (9) (314)      (18) (306)       (21)
Total consolidated
2,238
100
1,743
100
1,493
100
In 2004, 55 percent of AngloGold Ashanti’s total revenues were derived from its operations in South Africa, compared to
69 percent in 2003, mainly as a result of a 6 percent decrease in gold production in 2004 from 2003, as well as the impact of additional revenues generated arising from the Business Combination with Ashanti. Former Ashanti operations acquired as part of the completed AngloGold Ashanti Business Combination in Ghana, Guinea and Zimbabwe accounted for 9 percent,
2 percent and nil percent, respectively, of AngloGold Ashanti’s total revenue in 2004. Similarly, Tanzania contributed 9 percent of AngloGold Ashanti’s total revenues during 2004 compared to 6 percent in 2003, mainly due to the additional 50 percent interest acquired in Geita as part of this transaction. Operations in Mali and the USA contributed 8 percent and 5 percent of
AngloGold Ashanti’s total revenues during 2004, compared to 12 percent and 7 percent, respectively, in 2003. This decrease in
Malian and USA revenues as a percentage of total revenues was mainly due to lower gold production during 2004 and the impact of the sale of the Jerritt Canyon Joint Venture of North America with effect from June 30, 2003 on revenue of 2004.
Other operations, including those situated in Argentina, Australia, Brazil and Namibia and corporate, collectively accounted for approximately 21 percent of AngloGold Ashanti’s total revenue in 2004, compared to 24 percent in 2003.
In 2003, 69 percent of AngloGold Ashanti’s total revenues were derived from its operations in South Africa, compared to
65 percent in 2002, mainly as a result of a higher unit price of gold during 2003. Operations in Mali and the USA contributed
12 percent and 7 percent of AngloGold Ashanti’s total revenues during 2003, compared to 15 percent and 10 percent, respectively, in 2002. This decrease in Malian and USA revenues as a percentage of total revenues was mainly due to lower gold production during 2003 and the disposal of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture in North
America with effect from June 30, 2003. Other operations, including those situated in Argentina, Australia, Brazil, Namibia and
Tanzania and corporate, collectively accounted for approximately 30 percent of AngloGold Ashanti’s total revenue in 2003, compared to 31 percent in 2002.

Assets
Year ended December 31
(in millions)
2004
$
%
2003
(As restated)
$
%
2002
(As restated)
$
%
Geographical area data
Total segment assets
South Africa
3,450
37
3,057
57
2,185
50
Argentina
260
3
264
5
286
7
Australia
711
8
649
12
485
11
Brazil
340
4
286
5
276
6
Ghana
2,126
22
-
-
-
-
Guinea
325
3
-
-
-
-
Mali
344
(1)
4                        332
(1)
6
343
(1)
8
Namibia
38
-
30
1
20
-
Tanzania
1,065
11
171
(1)
3
167
(1)
4
USA
408
4
416
8
432
10
Other, including Corporate and Non-gold
producing
subsidiaries
329                   4
138                   3
156
4
Total segment assets
9,396
100
5,343
100
4,350
100
(1)
Investment
held.
At December 31, 2004, 37 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 57 percent at the end of 2003. In addition, operations in Argentina, Australia, Brazil, Mali, Namibia, USA and corporate, collectively accounted for approximately 27 percent of AngloGold Ashanti’s total assets at December 31, 2004 compared to 40 percent at the end of the same period in 2003, reflecting the impact of the addition of assets primarily in Ghana and Guinea, arising from the Business Combination with Ashanti. These assets held in Ghana and Guinea accounted for 22 percent and 3 percent, respectively, of AngloGold Ashanti’s total assets as at December 31, 2004. Similarly, Tanzanian assets of AngloGold Ashanti represented 11 percent of AngloGold Ashanti’s total assets at December 31, 2004 while at the end of the same period in 2003 this share was 3 percent, mainly due to the additional 50 percent interest acquired in Geita as part of this transaction.
At December 31, 2003, 57 percent of AngloGold Ashanti’s total assets were located in South Africa, compared with 50 percent at the end of 2002. The increase in the value of the South African assets as a percentage of total assets was mainly due to the strengthening of the South African rand relative to the US dollar in 2003 by 22 percent (based on the exchange rates of R8.58 and R6.67 per US dollar on January 1, 2003 and December 31, 2003, respectively). Assets in the USA accounted for
8 percent of total assets at December 31, 2003 compared with 10 percent at December 31, 2002. The decrease in the value of
USA assets relative to the total assets was largely due to the disposal of AngloGold's 70 percent interest in the Jerritt Canyon
Joint Venture with effect from June 30, 2003. Other operations, including those in Argentina, Australia, Brazil, Mali, Namibia and Tanzania and corporate, collectively accounted for approximately 35 percent of AngloGold Ashanti’s total assets at
December 31, 2003 compared to 40 percent at the end of the same period in 2002.
Comparison of financial performance in 2004 with 2003
Revenues
Revenues from product sales and other income increased by $495 million from $1,743 million in 2003 to $2,238 million in
2004, representing a 28 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2004 as well as the contribution to revenue during 2004, from operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination. The average spot price of gold was $409 per ounce during 2004,
$46 per ounce, or 13 percent, higher than $363 per ounce, the average spot price of gold in 2003. The majority of product sales consisted of US dollar-denominated gold sales. Total revenues from the South African operations increased by
$29 million to $1,230 million from $1,201 million realized in 2003, a 2 percent increase, mainly as a result of the higher gold price. The increase in revenues was partly offset by reduced gold production at the South African operations (6 percent lower in 2004 compared with 2003).

Total revenues generated from operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the
AngloGold Ashanti Business Combination amounted to $257 million in 2004. Tanzania recorded total revenues of $166 million in 2004, as a result of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti Business
Combination.
Production costs
Production costs increased from $1,068 million in 2003 to $1,436 million in 2004, which represents a $368 million, or
34 percent increase. In South Africa, production costs increased by $99 million to $884 million in 2004 from $785 million in
2003 primarily due to the strengthening of the South African rand relative to the US dollar. About 62 percent of AngloGold
Ashanti’s production costs were denominated in South African rands in 2004. Production costs recorded by operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the AngloGold Ashanti Business Combination amounted to $189 million in 2004. As a result of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti
Business Combination, Tanzania recorded production costs of $109 million in 2004.
Exploration costs
Exploration costs increased from $40 million in 2003 to $44 million in 2004. During 2004, exploration continued to focus around the operations in the countries in which AngloGold Ashanti has operations namely, Argentina, Australia, Brazil, Ghana,
Guinea, Tanzania, Mali, Namibia, South Africa and the USA. In addition, exploration activities were pursued in areas in the
Democratic Republic of Congo, Colombia, Peru, Alaska, China, Mongolia and Russia. For a discussion of AngloGold Ashanti’s exploration activities in 2004, see “Item 4B.: Business overview – Global exploration”.
Related party transactions
Related party transactions in 2004 amounted to $45 million compared with $37 million in 2003 mainly due to higher contract work generated by development activities. For a detailed discussion of related party transactions, see “Item 5B.: Liquidity and capital resources – Related party transactions”.
General and administrative
General and administrative expenses increased from $43 million in 2003 to $58 million in 2004, mainly due to costs associated with the AngloGold Ashanti launch, integration activities and the strengthening of the South African rand relative to the
US dollar. The incorporation of the former Ashanti corporate offices in total amounted to $10 million.
Royalties
Royalties paid by AngloGold Ashanti increased from $11 million in 2003 to $27 million paid in 2004, with royalties in Australia,
Argentina, Tanzania and the USA amounting to $4 million, $8 million, $5 million and $3 million, respectively, in 2004 compared with $3 million, $6 million, $nil million and $2 million, respectively, in 2003. Royalties paid in Ghana and Guinea amounted to
$7 million in 2004. Australian royalties are payable to the government as specified in the relevant legislation in each State or
Territory based on ounces produced. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa
Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. In
Tanzania, royalties are payable to the Tanzanian (for Geita) government calculated as a percentage of revenues. In the USA, royalties are payable to a small number of private claim holders based on ounces produced and percentage ownership of the specific claim being mined. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti Business
Combination. In Guinea, royalties are paid to the government calculated as a percentage of revenues.
Market development costs
Market development costs decreased from $19 million in 2003 to $15 million in 2004. During 2004, approximately 66 percent
(2003: 55 percent) of these costs were spent through the World Gold Council (WGC). For a detailed discussion on market development see “Item 4B.: Business overview – Gold market development”.

Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $198 million or 80 percent, to $445 million in 2004 when compared to $247 million recorded in 2003. In South Africa, depreciation, depletion and amortization expense increased from
$111 million in 2003 to $192 million in 2004, mainly due to AngloGold Ashanti’s reassessment of the useful life of on-reef Ore
Reserve development expenditure with effect from January 1, 2004 and amortization charges included for the full year, relating to the acquisition of a portion of the Driefontein mining area from Gold Fields Limited during September 2003. Depreciation, depletion and amortization expense from operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the AngloGold Ashanti Business Combination amounted to $81 million in 2004. Tanzania recorded depreciation, depletion and amortization expense of $42 million in 2004, mainly as a result of the additional 50 percent interest acquired in
Geita as part of the AngloGold Ashanti Business Combination. In the USA, depreciation, depletion and amortization expense decreased from $47 million in 2003 to $40 million in 2004, mainly due to the impact of the disposal of AngloGold’s 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003.
Impairment of assets
In 2004, AngloGold Ashanti recorded an impairment of assets of $3 million relating mainly to goodwill held in its subsidiary,
GoldAvenue and mining assets and mineral rights in Australia. An impairment of assets of $78 million was recorded in 2003 relating mainly to the Savuka operations in South Africa, mining equipment in Brazil and the abandonment of exploration activities in the Australian region.
Interest expense
Interest expense increased by $39 million from $28 million recorded in 2003 to $67 million in 2004. The increase in interest expense from 2003 was mainly due to finance charges paid on the senior unsecured bonds issued in August 2003 (the corporate bond) and finance charges on the issuance of the $1,000,000,000 2.375 percent convertible bonds in
February 2004. All of AngloGold Ashanti’s debt (exclusive of the rand denominated corporate bond) was denominated in US dollars in 2004.
Accretion expense
Accretion expense of $8 million was recorded in 2004 compared with $2 million in 2003, relating to the adoption of SFAS 143
“Accounting for Asset Retirement Obligations (ARO’s)”, with effect from January 1, 2003. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Employment severance cost
Employment severance costs increased to $9 million in 2004 from $4 million in 2003. The 2004 expense related to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa and TauTona and at
Savuka and Ergo which are both nearing the end of their lives.
Profit on sale of assets
The profit on sale of assets of $14 million recorded in 2004 relates mainly to the sale of the Western Tanami assets, Tanami
Gold Mine and Union Reefs mine in Australia and various mineral rights and exploration properties in South America. The profit on sale of assets of $55 million recorded in 2003 related to the sale by AngloGold of its 70 percent interest in the Jerritt Canyon
Joint Venture and Queenstake investment in North America, its wholly owned Amapari Project in North Brazil and shares held in East African Gold Mines Limited and Randgold Resources Limited.
Non-hedge derivative loss/gain
A loss on non-hedge derivatives of $131 million was recorded in 2004 compared to a gain of $119 million in 2003 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.

Loss/income before equity income and income tax
For the foregoing reasons, in 2004, loss before equity income and income tax amounted to $36 million compared to a profit of
$340 million in 2003.
Equity income in affiliates
Equity income in affiliates decreased from $74 million in 2003 to $23 million in 2004, mainly as a result of the additional
50 percent interest acquired in Geita as part of the AngloGold Ashanti Business Combination, which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.
Deferred income and mining tax benefit/expense
Deferred income and mining tax expense decreased by $279 million from a net tax charge of $147 million recorded in 2003, to a net tax benefit of $132 million in 2004. Charges for current tax in 2004 amounted to $63 million compared to $62 million in
2003. Charges for current tax in 2004 included an under provision of $40 million in estimated tax payable. Charges for deferred tax in 2004 amounted to a net tax benefit of $195 million compared to a net tax charge of $85 million in 2003. Deferred tax charges in 2004 include a tax benefit of $158 million as a result of a change to the estimated deferred tax rate, mainly in South
Africa, reflecting the impact of the South African mining tax formula to the decrease in the earnings of the operations in that country. In addition, deferred tax charges in 2004 included tax benefits of $38 million and $nil million related to non-hedge derivatives and asset impairments, respectively, compared with tax charges of $40 million related to non-hedge derivatives and tax benefits of $26 million related to asset impairments, respectively, during 2003.
Cumulative effect of accounting change
AngloGold Ashanti adopted SFAS 143 “Accounting for Asset Retirement Obligations (ARO’s)” with effect from January 1, 2003.
This resulted in a cumulative change in accounting policy effect of $3 million (net of provision for deferred taxation) reflected in
2003.
Net income/loss
As a result of the factors discussed above, net income decreased by $150 million from $247 million earned in 2003 to
$97 million in 2004.
Comparison of financial performance in 2003 with 2002
Revenues
Revenues from product sales and other income increased from $1,493 million in 2002 to $1,743 million in 2003 representing a
17 percent increase over the period. This increase was mainly the result of a higher unit price of gold during 2003, as the average spot price of gold was $363 per ounce, $53 per ounce, or 17 percent, higher than $310 per ounce, the average spot price in 2002. The increase in revenue was partly offset by a 5 percent decrease in gold production from 2002. The majority of product sales consisted of US dollar-denominated gold sales. Total revenues from the South African operations increased by
$235 million to $1,201 million from $966 million realized in 2002, a 24 percent increase, mainly as a result of the higher gold price. The increase in revenues was partly offset by reduced gold production at the South African operations (4 percent lower in 2003 compared with 2002). Total revenues from the USA operations decreased by $24 million or 16 percent from
$153 million in 2002 to $129 million in 2003, primarily due to the disposal of AngloGold's 70 percent interest in the Jerritt
Canyon Joint Venture with effect from June 30, 2003. The Argentinean and Brazilian operations recorded total revenues of
$76 million and $151 million, respectively, in 2003, compared to $63 million and $129 million, respectively, in 2002. The increase in total revenues from Argentina and Brazil over 2002 was mainly due to the impact of the additional 46.25 percent interest acquired during July 2002 in the Cerro Vanguardia mine in Argentina as well as an increase in production at AngloGold
Ashanti Mineração (formerly Morro Velho) (11 percent) and Serra Grande (1 percent) in Brazil.

Production
costs
Production costs increased by $276 million or 35 percent from $792 million in 2002 to $1,068 million in 2003. This increase was a result of the strengthening of local currencies against the US dollar in most of the countries in which AngloGold Ashanti operates and lower gold grade ore mined or recovered at certain operations. Production costs in AngloGold Ashanti’s South
African operations, increased by $253 million to $785 million in 2003 from $532 million in 2002, primarily due to the strengthening of the South African rand relative to the US dollar. About 74 percent of AngloGold Ashanti’s total production costs were denominated in South African rands in 2003. Production costs at Ergo in the South African operations were negatively impacted by an increased loss on acid by-products from the lower-than-planned sulphur grades and the impact of lower production (23 percent). Production costs relating to the USA operations decreased from $91 million in 2002 to
$80 million in 2003, mainly as a result of the disposal of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003.
Exploration
costs
Exploration costs increased from $28 million in 2002 to $40 million in 2003. During 2003, the exploration focus continued in countries in which AngloGold Ashanti already had operations, namely in Argentina, Australia, Brazil, Namibia, South Africa and
the United States. In addition, exploration was pursued in highly prospective areas in Alaska, Canada and Peru. Exploration commenced within the “frontier” area of Mongolia, while exploration activities were terminated in Nevada and Tanzania and curtailed within Australia, where further exploration expenditure was considered to have reached the point of diminishing returns.
For a discussion of AngloGold Ashanti’s exploration activities in 2003, see “Item 4B.: Business overview – Global exploration”.
Related
party
transactions
Related party transactions in 2003 amounted to $37 million compared with $42 million recorded in 2002. Changes recorded in
2002, included $10 million related to the settlement by AngloGold of a claim in respect of an alleged breach of contract. For a detailed discussion of related party transactions, see “Item 5B.: Liquidity and capital resources – Related party transactions”.
General and administrative
General and administrative expenses increased from $29 million in 2002 to $43 million in 2003, mainly as a result of the strengthening of the South African rand relative to the US dollar, which negatively impacted on general and administrative expenses as approximately 86 percent of these costs were South African rand denominated.
Royalties
Royalties paid by AngloGold Ashanti increased from $9 million in 2002 to $11 million paid in 2003, with royalties in Australia,
Argentina and the USA amounting to $3 million, $6 million and $2 million, respectively, in 2003 compared with $3 million,
$4 million and $2 million, respectively, in 2002. Australian royalties are payable to the government as specified in the relevant legislation in each State or Territory based on ounces produced. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. In the USA, royalties are payable to a small number of private claim holders based on ounces produced and percentage ownership of the specific claim being mined.
Market development costs
Market development costs increased from $17 million in 2002 to $19 million in 2003. During 2003, approximately 55 percent
(2002: 73 percent) of these costs were spent through the World Gold Council (WGC). For a detailed discussion on market development, see “Item 4B.: Business overview – Gold market development”.
Research and development
Research and development decreased from $1 million in 2002 to $nil million in 2003. For a detailed discussion on research and development, see “Item 4B.: Business overview – Research and development”.

Depreciation,
depletion and amortization
Depreciation, depletion and amortization expense decreased by 4 percent from $257 million in 2002 to $247 million in 2003.
Depreciation, depletion and amortization charges recorded in the South African and Australian operations ($111 million and
$30 million, respectively, in 2003 compared with $111 million and $33 million, respectively, in 2002) were in line with production. In the USA, depreciation, depletion and amortization expense decreased by 19 percent from $58 million in 2002 to
$47 million in 2003, principally due to the disposal of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003. The Argentinean operations recorded an increase in depreciation, depletion and amortization expense during 2003 to $28 million compared to $19 million in 2002. This was mainly due to the full year impact of the additional 46.25 percent interest acquired during July 2002 in the Cerro Vanguardia mine.
Impairment of assets
An impairment of assets of $78 million was recorded in 2003 which consisted of: the Savuka assets in South Africa
($59 million), various exploration assets in the Australian region ($9 million), mining equipment in South America ($1 million)
and $9 million relating to investments. The Savuka assets were impaired as a result of the lower rand gold price achieved by the South African operations during 2003 when compared with 2002. No impairment of assets was recorded in 2002.
Interest expense
Interest expense increased by $6 million or 27 percent from $22 million in 2002 to $28 million in 2003. Interest expense in
2003 included finance charges paid on the senior unsecured bonds issued in August 2003 (the corporate bond), partly offset by lower prevailing LIBOR rates to which most of AngloGold Ashanti’s debt was pegged. Approximately 99 percent
(2002: 99 percent) of AngloGold Ashanti’s debt (exclusive of the rand denominated corporate bond) was denominated in
US dollars in 2003.
Accretion
expense
Accretion expense of $2 million was recorded in 2003 relating to the adoption of SFAS 143 “Accounting for Asset Retirement
Obligations (ARO’s)”, with effect from January 1, 2003. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Employment severance cost
Employment severance costs increased to $4 million in 2003 from $3 million in 2002. The 2003 expense related to retrenchments in the South African region reflecting mainly downsizing at Savuka mine.
Profit/loss on sale of assets
The profit on sale of assets of $55 million recorded in 2003 comprises: a profit on the sale by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture in North America to Queenstake Resources USA Inc. ($10 million), a profit on the sale of the Queenstake investment held by North America ($3 million), a profit on the sale of shares held in East African Gold
Mines Limited ($25 million), a gain on the sale of shares held in Randgold Resources Limited ($17 million), a profit on sale of a helicopter at Vaal River ($3 million) and a loss of $3 million on the sale of its wholly owned Amapari Project to Mineração Pedra
Branca do Amapari located in the State of Amapá, North Brazil. The loss on the sale of assets of $11 million recorded in 2002 related to the sale of the investment in Normandy, during January 2002. See note 5 to the consolidated financial statements
“Costs and expenses – (Profit)/loss on sale of assets”.
Non-hedge derivative gain
A gain on non-hedge derivatives of $119 million was recorded in 2003 compared to a gain of $74 million in 2002 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.

Income before equity income and income tax
For the foregoing reasons, in 2003, income before equity income and income tax amounted to $340 million compared to income of $356 million in 2002.
Equity income in affiliates
Equity income in affiliates decreased from $80 million in 2002 to $74 million in 2003.
Deferred income and mining tax expense
Deferred income and mining tax expense increased by $83 million from a net tax charge of $64 million recorded in 2002 to a net tax charge of $147 million in 2003. Deferred income and mining tax expense includes both charges for current tax and deferred tax. Charges for current tax decreased from $121 million in 2002 to $62 million in 2003 owing to the reduced earnings for the year and a lower mining tax formula in South Africa. Charges for deferred tax in 2003 amounted to a net tax charge of
$85 million compared to a net tax benefit of $57 million in 2002. Deferred tax charges in 2003 included tax charges of
$40 million related to non-hedge derivatives and tax benefits of $26 million related to asset impairments compared with tax benefits related to non-hedge derivatives of $5 million and $nil million related to asset impairments, respectively, during 2002.
Cumulative effect of accounting change
The cumulative effect of a change in accounting policy on adoption of SFAS 143 “Accounting for Asset Retirement Obligations
(ARO’s)” with effect from January 1, 2003 amounted to $3 million (net of provision for deferred taxation).
Net
income
As a result of the factors discussed above, net income decreased by $109 million to $247 million in 2003 from $356 million recorded in 2002.
5B.
Liquidity and capital resources
Operating activities
2004
Net cash provided by operating activities was $506 million in 2004, 23 percent higher than the 2003 amount of $411 million.
The increase in net cash provided by operating activities over 2003 is mainly the result of an increase in AngloGold Ashanti’s profitability due to higher unit prices of gold during 2004, being offset by higher unit cash costs per ounce when compared with
2003. A reduction in taxation paid over 2003, positively impacted on cash provided by operating activities in 2004.
Net cash inflow from operating working capital items amounted to $7 million in 2004, compared with an outflow of $98 million in
2003. The decrease in cash outflow from operating working capital items over 2003 is mainly due to working capital acquired from Ashanti in the AngloGold Ashanti Business Combination.
A detailed discussion of the movement in net income is included in the comparison of 2004 with 2003 under
“Item 5A.: Operating results”.
2003
Net cash provided by operating activities was $411 million in 2003, 22 percent lower than the 2002 amount of $529 million.
The decrease in net cash provided by operating activities over 2002 was mainly the result of a decrease in AngloGold
Ashanti’s profitability due to higher unit cash costs per ounce, being offset by higher unit prices of gold during 2003 when compared with 2002.
Net cash outflow from operating working capital items amounted to $98 million in 2003, compared with $nil million in 2002.
The increase in cash outflow from operating working capital items over 2002 was mainly due to the impact of exchange rate fluctuations in South Africa and Australia relative to the US dollar, as well as inventory build-up at Cripple Creek & Victor.
A detailed discussion of the movement in net income is included in the comparison of 2003 with 2002 under “Item 5A.:
Operating results”.

Investing activities
2004
Investing activities in 2004 resulted in a net cash outflow of $979 million compared with a net cash outflow of $268 million in
2003. This increase in cash outflows was the net result of additions to property, plant and equipment which included capital expenditure of $571 million, compared to $339 million in 2003, as a result of major capital projects in Ghana and Guinea, the purchase of a new mining fleet in Namibia and the Sunrise Dam underground feasibility study and trial mining project in
Australia. Investments acquired included a 17.5 percent stake in Trans-Siberian Gold plc at a cost of $16 million and a
12.3 percent interest in Red 5 Limited at a cost of $4 million. AngloGold Ashanti received cash of $10 million related to the disposal of its interest in the Western Tanami Project and Union Reefs mine in Australia and paid a net cash consideration of
$171 million related to the acquisition of Ashanti’s assets. Cash effects resulting from the restructuring of the AngloGold
Ashanti hedge book amounted to $310 million in 2004.
2003
Investing activities in 2003 resulted in a net cash outflow of $268 million compared with a net cash outflow of $66 million in
2002. This increase in cash outflows was the net result of additions to property, plant and equipment which included capital expenditure of $339 million, compared to $246 million in 2002, as a result of major capital projects, including Moab Khotsong, the Mponeng deepening project and four projects at TauTona mine including the purchase of the mining area of Gold Fields
Limited's Driefontein mine known as 1C11 during September 2003. The proceeds of $56 million on sale of investments were the result of the sale of the investment in East African Gold Mines Limited, Randgold Resources Limited and the shares held in
Queenstake Resources USA Inc. The disposal of subsidiaries included the sale of a 70 percent interest in the Jerritt Canyon
Joint Venture, which was sold to Queenstake Resources USA Inc. effective June 30, 2003. The consideration of $12 million received for the sale was paid in the form of $1 million in cash and 32 million shares of Queenstake Resources USA Inc.
common stock valued at $5 million and $6 million in deferred payments.
Financing activities
2004
Net cash generated in financing activities increased by $355 million from an outflow of $79 million in 2003 to an inflow of
$276 million in 2004. This net increase in cash generated in financing activities was the result of higher borrowings raised, partly offset by higher borrowings repaid. Repayments comprised normal scheduled loan repayments in terms of loan facilities of $146 million, the repayment of the $400 million unsecured syndicated loan facility (which was repayable in May 2004)
amounting to $232 million, the repayment of $200 million under the $600 million unsecured syndicated loan facility (repayable in February 2005), the repayment of $92 million syndicated project finance loans and the repayment of $139 million under a revolving credit facility acquired as part of the AngloGold Ashanti Business Combination. Proceeds from loans during 2004 included $991 million raised through the issuance of $1,000,000,000 2.375 percent convertible bonds in February 2004. The bonds, due in 2009, are convertible into AngloGold Ashanti American Depositary Shares (ADSs) and are guaranteed by
AngloGold Ashanti. The proceeds, after payment of expenses, were utilized by AngloGold Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the Business Combination with Ashanti and for general corporate purposes, including planned capital expenditure.
Cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $227 million in 2004. During
2004, the loan facility of A$50 million arranged with the Australia and New Zealand Banking Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate on October 14, 2002, and originally repayable by September 2003, was extended to
September 2005. At December 31, 2004, no amount had been drawn under this facility.
During 2004, AngloGold Ashanti issued 41,326,552 ordinary shares, of which 41,133,752 ordinary shares were issued in terms of the Ashanti acquisition and 192,800 ordinary shares were issued pursuant to the AngloGold Share Incentive Scheme.
Proceeds from the latter issuance amounted to $3 million in 2004.
Dividends paid decreased from $314 million (133 US cents or 1,050 South African cents per share) in 2003 to $198 million
(76 US cents or 505 South African cents per share) in 2004. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.

2003
Net cash used in financing activities decreased by $254 million from an outflow of $333 million in 2002 to an outflow of
$79 million in 2003. This net decrease in cash used in financing activities was the result of lower borrowings repaid, partly offset by lower borrowings drawn. Repayments comprised normal scheduled payments in terms of loan facilities of
$107 million and the repayment of $30 million under the $400 million unsecured syndicated loan facility (repayable in
May 2004). No further drawings or repayments were made under the $600 million unsecured syndicated loan facility which
AngloGold Ashanti entered into in 2002. In addition, on August 21, 2003, AngloGold Ashanti issued a senior unsecured fixed rate corporate bond in an aggregate principal amount of R2 billion ($300 million), with semi-annual coupons payable at a rate of 10.5 percent per annum. The corporate bond will be repayable on August 28, 2008. The corporate bond is listed on the
Bond Exchange of South Africa. During 2003, the loan facility of A$50 million arranged with the Australia and New Zealand
Banking Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate on October 14, 2002, and originally repayable by September 2003, was extended to September 2004. At December 31, 2003, A$10 million ($7 million) had been drawn under this facility.
During 2003, AngloGold Ashanti issued 514,320 ordinary shares, of which 508,020 ordinary shares were issued pursuant to the AngloGold Share Incentive Scheme and 6,300 ordinary shares were issued in terms of the Acacia Employee Option Plan.
Proceeds from the above issuances amounted to $10 million in 2003.
Dividends paid increased from $260 million (113 US cents or 1,225 South African cents per share) in 2002 to $314 million
(133 US cents or 1,050 South African cents per share) in 2003. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.
Liquidity
AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash generated by operating activities is therefore the function of gold produced sold at a specific price. As the market price of gold can fluctuate widely, this may negatively impact on the profitability of AngloGold Ashanti’s operations and the cash flows generated by these operations. AngloGold Ashanti uses a number of products, including derivatives to manage gold price and foreign exchange risks that arise out of the group’s core business activities to limit the impact on the profitability of AngloGold Ashanti’s operations and generated cash flows.
AngloGold Ashanti’s cash and cash equivalents decreased to $299 million at December 31, 2004 compared with $479 million at December 31, 2003. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands. At December 31, 2004, approximately 52 percent of AngloGold Ashanti’s cash and cash equivalents were held in US dollars, 10 percent were held in South African rands, 7 percent were held in Australian dollars and
31 percent were held in other currencies.
AngloGold Ashanti’s short-term debt decreased to $315 million at December 31, 2004 from $331 million at
December 31, 2003. The amount of short-term debt is the portion of long-term debt that falls due in 2005. Included in the short-term debt at December 31, 2004, was:
• the drawn portion of a $600 million US dollar-based syndicated loan facility, repayable in February 2005;
• the fixed semi-annual coupon of 2.375 percent payable on a US dollar-based convertible bond; and
• the fixed semi-annual coupon of 10.50 percent payable on a rand-based corporate bond.
AngloGold Ashanti’s long-term debt increased to $1,371 million at December 31, 2004 compared with $778 million at
December 31, 2003. As at December 31, 2004, AngloGold Ashanti had the following attributable borrowings outstanding:

Unsecured loans:
•
$1,008 million is outstanding on the convertible bond (fixed semi-annual coupon of 2.375 percent per annum; the convertible bond is convertible into ADSs up to February 2009 and is US dollar-based);
•
$367 million is outstanding on the corporate bond (fixed semi-annual coupon of 10.5 percent per annum; the corporate bond is repayable on August 28, 2008 and is rand-based);
•
$265 million is repayable under the $600 million syndicated loan facility (interest charged at LIBOR plus 0.7 percent per annum; the loan is repayable in February 2005 and is US dollar-based);
•
A loan of $16 million from RMB International (Dublin) Limited (interest charged at LIBOR plus 0.82 percent per annum;
the loan is of a short-term nature and has no fixed repayment date and is US dollar-based);
•
$10 million is repayable under the Iduapriem syndicated loan facility (interest charged at LIBOR plus 2 percent per annum; the loan is repayable semi-annually and is US dollar-based);
•
A loan of $5 million from Bank Belgolaise (interest charged at LIBOR plus 1.5 percent per annum; the loan is repayable in
24 equal monthly installments commencing October 2005 and is US dollar-based); and
•
A loan of $1 million from Precious Fields Estate Company Limited (annuity based repayments expiring October 2006 and is US dollar-based).
Secured loans:
•
$13 million is repayable under the Senstar Capital Corporation loans (interest charged at an average rate of 6.91 percent per annum, the loans are repayable in monthly installments terminating in November 2009, are US dollar-based and the equipment financed is used as security for these loans); and
•
$1 million is repayable under the Geita syndicated project finance loan (interest charged at LIBOR plus 1.95 percent per annum, the loan is repayable by June 2005, is US dollar-based and the loan is secured by a fixed and floating charge over the project assets and a pledge over the shares of the project company).
On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti, issued $1,000,000,000
2.375 percent guaranteed Convertible Bonds due 2009, (the “Convertible Bonds”), convertible into ADSs and guaranteed by
AngloGold Ashanti. Subject to certain restrictions, holders of Convertible Bonds are entitled to convert each Convertible Bond into one AngloGold Ashanti ADS at the then applicable conversion price, at any time from April 8, 2004 to February 20, 2009, or, if the Convertible Bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption. If the Convertible Bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the option of calling an early redemption of all the Convertible Bonds
3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days. The initial conversion price for the Convertible Bonds is $65.00 per ADS. The conversion premium to the reference volume weighted average price of the ADSs on the New York stock exchange of
$40.625 on February 19, 2004, when the issue of the Convertible Bonds was announced, was 60 percent. If all holders of
Convertible Bonds exercise the option to convert their Convertible Bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued. The conversion ratio is subject to adjustment for various corporate events, including share splits and capital distributions. The proceeds of the issue, after payment of expenses, were utilized by AngloGold Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the Business Combination and for general corporate purposes, including planned capital expenditure.
As at December 31, 2004, AngloGold Ashanti’s total long-term debt, including the short-term portion maturing within 2005, was made up as follows:
$ (million)
Unsecured loans 1,672
Secured loans 14
Total 1,686
Less: Short-term maturities 315
Long-term debt
1,371

Debt repayments are scheduled as follows:
$ (million)
2005 315
2006 6
2007 9
2008 355
2009 1,000
2010 1
Total
1,686
AngloGold Ashanti currently expects to repay debt maturing in 2005 from existing cash resources, cash generated by operations and other debt facilities, with the $600 million facility which matures in February 2005 to be repaid with the proceeds of the $700 million three year facility as entered into in January 2005 and, potentially, future debt facilities and debt instruments.
At December 31, 2004 the currencies in which the borrowings were denominated were as follows:
$ (million)
United States dollars 1,319
South African rands 367
Australian dollars -
Total
1,686
Repayments of short-term and long-term borrowings amounted to $547 million and $200 million, respectively, in 2004.
At December 31, 2004 and June 30, 2005, AngloGold Ashanti had the following undrawn borrowing facilities:
at December 31, 2004
at June 30, 2005
$ (million)
$ (million)
Syndicated loan ($600 million) – US dollar
(1)
335                                             -
Australia and New Zealand Banking Group Limited – Australian dollar 39 38
Syndicated loan ($700 million) – US dollar
(2)
-                                       370
Total
374                                        408
(1)
Expired February 2005.
(2)
Expires January 2008.
AngloGold Ashanti had no other committed lines of credit as of December 31, 2004 or June 30, 2005.
On October 14, 2002, AngloGold Ashanti arranged a loan facility of A$50 million with the Australia and New Zealand Banking
Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate. This facility, originally repayable by September 2003, was extended to September 2005. There was $nil million drawn under this facility as at December 31, 2004 and the undrawn portion of the facility as at June 30, 2005 was $38 million which is reflected in the table above.
AngloGold Ashanti’s acquisitions during the past three years, including the acquisition of an additional 46.25 percent interest in
Cerro Vanguardia in 2002, were financed with debt. As a result of the decrease in cash from $479 million as at
December 31, 2003 to $299 million as at December 31, 2004 resulting from operating, investing and financing activities,
AngloGold Ashanti reported total net indebtedness of $1,387 million (net of cash) at December 31, 2004, compared to
$630 million as at December 31, 2003.

On January 27, 2005 AngloGold Ashanti announced the signing of a new three year loan facility agreement for $700 million to replace the existing $600 million facility that matured in February 2005. The facility was used to repay the maturing facility of
$600 million ($265 million drawn as at December 31, 2004) and is available for general corporate purposes. The new facility reduces the group's cost of borrowing, as the borrowing margin over LIBOR reduced from 70 basis points to 40 basis points.
The facility was arranged with a number of AngloGold Ashanti's relationship banks.
Capital expenditure is expected to be $655 million in 2005, mainly at the South African, South American and former Ashanti operations.
As at December 31, 2004 AngloGold Ashanti estimated its total cash on December 31, 2005 to be as follows:
Cash balance
(in millions)
At
December 31, 2004
$
Operating
activities
$
Investing
activities
$
Financing
activities
$
Translation
(1)
$
Forecast balance at
December 31, 2005
(2)
$
South Africa 35 212 (280) (10) (1) (44)
Argentina 36 55 (5) (25) - 61
Australia 21 25 (48) - (1) (3)
Brazil 49 90 (86) (26) - 27
Ghana 3 72 (108) (2) - (35)
Guinea 2 13 (10) - - 5
Namibia 4 8 (1) (8) - 3
Tanzania 25 30 (29) (22) - 4
USA 14 10 (10) (2) - 12
Other 110 (6) (36) (24) - 44
Total 299 509 (613) (119) (2) 74
(1)
Represents effect on exchange rate changes on cash.
(2)
Does not include the full impact of the three year loan facility agreement for $700 million signed in January 2005.
The management of AngloGold Ashanti believes that working capital is sufficient for the company’s present requirements.
Capital commitments and contingencies
The following significant capital commitments and contingencies are applicable to AngloGold Ashanti over the periods shown below:
•
Capital commitments and contingent liabilities of AngloGold Ashanti include total contracted capital expenditure of approximately $148 million and total authorized capital expenditure not yet contracted of approximately $658 million. The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.
•
AngloGold Ashanti has given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to $16 million.
•
AngloGold Ashanti has signed as surety in favor of the bankers on the Yatela loan for $4 million. The Yatela Joint
Venture is equity accounted.
•
Pursuant to US environmental regulations, gold mining companies are obliged to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold Ashanti USA has posted rehabilitation bonds aggregating approximately $49 million with various federal and governmental agencies to cover potential environmental rehabilitation obligations. AngloGold Ashanti has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet their environmental rehabilitation obligations. The environmental obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.
•
Pursuant to the assignment of equipment leases to Queenstake Resources USA Inc., as a result of the sale of Jerritt
Canyon effective June 30, 2003, AngloGold Ashanti USA has become secondarily liable in the event of a default by
Queenstake Resources USA Inc. in the performance of any of the lessee’s obligations arising under the lease. These agreements have an approximate term of 3 years and the maximum potential amount of future payments amounts to
$1 million.

•
AngloGold Ashanti has provided a letter of credit for $19 million, in favor of the Geita project finance lenders. The letter of credit may be called if Geita Gold Mining Limited fails to perform under the relevant project finance agreement. See note 16 to the consolidated financial statements – “Long-term debt – Geita Project Finance”. In this event, Geita Gold
Mining Limited would be liable to AngloGold Ashanti. AngloGold Ashanti acquired an additional 50 percent in Geita as part of the AngloGold Ashanti Business Combination in April 2004.
•
AngloGold Ashanti USA has a potential liability of $2 million in respect of preference claims of a third party for gold shipments returned by the third party to AngloGold Ashanti USA, which the bankruptcy trustee is claiming should not have been returned and final shipments that should not have been paid as the third party had filed for protection under
Chapter 11 of the U.S. Bankruptcy Code.
•
During September 2003, AngloGold Offshore Investments Limited, a wholly-owned subsidiary of AngloGold Ashanti, increased its existing guarantee of 50 percent of the Nufcor International Limited loan facility with RMB Semos
International (Dublin) Limited from $25 million to $40 million. This loan is included in Long-term debt in AngloGold
Ashanti’s consolidated balance sheet as at December 31, 2004.
•
Discussions are continuing with the Malian government as to the validity of tax claims including interest and penalties.
The claims have arisen due to new legislation that is in conflict with AngloGold Ashanti’s prior mining convention stability agreements and different interpretations of the legislation. The Malian minister of finance has ruled in favor of Sadiola and Yatela and the amount of claims has been reduced from $6.5 million to $3.2 million. The Sadiola and Yatela Joint
Ventures are equity accounted.
• Various equipment tax claims in South America amounting to $3 million.
•
AngloGold Ashanti has undertaken to re-export certain gold artefacts temporarily imported into South Africa and whose custom and value added tax was waived. The company will be required to pay $1 million if it fails to comply with the re-
export arrangements agreed with the South African Revenue Service.
•
AngloGold Ashanti has a potential liability of $10 million relating to certain Value Added Tax (VAT) claims made by the
Tanzanian Revenue Authority. AngloGold Ashanti is contesting these claims and believes the likelihood of a loss to be remote.
•
The Tanzanian Revenue Authority is claiming $9 million from AngloGold Ashanti relating to stamp duty on the transfer of property in Tanzania, even though ownership is held by a company registered in another country. AngloGold Ashanti believes the likelihood of this claim succeeding to be remote.
•
Discussions are underway in respect of a US class action brought against the former Ashanti Goldfields Company Limited under United States Federal Securities laws in the United States District Court for the Eastern District of New York. The
complaint alleges non-disclosures and misstatements regarding Ashanti Goldfields Company Limited’s hedging position and hedging program. The plaintiffs contend that the company and the individual defendants’ actions violated Sections
10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that Act. Although AngloGold
Ashanti cannot make any assurances regarding the ultimate result of this litigation, it is anticipated that the outcome will have no material financial effect on the company.
•
With operations in several countries on several continents, AngloGold Ashanti is subject to, and pays annual income taxes under, the various income tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate income tax laws of the country.
The company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the company’s business conducted within the country involved. Management believes such tax contingencies have been adequately provided for, and as assessments are completed, the company will make appropriate adjustments to those estimates used in determining amounts due.

These capital commitments
(1)
and contingencies can be summarized as follows:
Expiration per Period
Commitment
(in millions)
Total
amount
$
Less than 1
year
$
1 - 3
years
$
4 - 5
years
$
Over
5
years
$
Capital expenditure
(contracted and not yet contracted)
806 453 108 189 56
Guarantees 110 48 12 10 40
Standby letters of credit 19 19 – – –
Other commercial commitments 28 21 7 – –
Line of credit – – – – –
Total
963
541
127
199
96
(1)
Including commitments through contractual arrangements with equity accounted joint ventures.
Derivatives accounted for at fair value
The group does not acquire, hold or issue derivatives for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks that arise out of the group’s core business activities.
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The following table represents the change in fair value of all derivatives used as a financial instrument:
$ (million)
Fair value of derivatives at January 1, 2004 (578)
Derivatives realized or otherwise settled during the year 111
Fair value of attributable portion of Geita hedge book to April 26, 2004 the effective date of the
AngloGold Ashanti Business Combination
(74)
Fair value of Ashanti instruments acquired in the AngloGold Ashanti Business Combination (432)
Fair value of other new contracts entered into during the year (91)
Change in fair value of derivatives during the year
(1)
(97)
Fair value of derivatives at December 31, 2004
(1,161)
(1)
Net losses on revaluation of derivatives.
The fair value of the on-balance sheet derivatives at December 31, 2004 included:
$ (million)
Derivatives – current assets 491
Derivatives – long term assets 187
Derivatives – current liabilities (606)
Derivatives – long term liabilities (734)
Derivatives – net liabilities
(662)
The difference between the fair value of all derivatives and the fair value of on-balance sheet derivatives represents the fair value of off-balance sheet derivatives totalling negative $499 million.
The maturity of the fair value of derivatives as at December 31, 2004 was as follows:
Fair value of derivatives at December 31
Source of fair value
(in millions)
Maturity
less than
1 year
$
Maturity
1 – 3
years
$
Maturity
4 – 5
years
$
Maturity
excess of
5 years
$
Total Fair
value
$
Prices actively quoted – – – – –
Prices provided by other external sources – – – – –
Prices based on models and other valuation methods
(1)
(197) (307) (331) (326) (1,161)
(1)
Fair value is calculated using the Black-Scholes option formula and other formulae, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.

• Sensitivity analysis
The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at December 31,
2004 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):
Sensitivity analysis
Variables
Change in
Rate(+)
Change in Fair
value
(1)
Change in
Rate (-)
Change in Fair
value
(1)
Currency (R/$)
+1.0
(48.0)
-1.0
13.7
Currency (A$/$)
+0.05
26.0
-0.05
(26.0)
Gold price ($/oz)
+10
(104.0)
-10
101.3
US Interest Rate (%)
+0.1
(11.1)
-0.1
11.1
ZAR Interest Rate (%)
+0.1
(0.2)
-0.1
0.2
Aus Interest Rate (%)
+0.1
(0.9)
-0.1
0.9
Gold Interest Rate (%)
+0.1
13.1
-0.1
(13.3)
(1)
In $ million.
Related party transactions
As at December 31, 2004 Anglo American plc (AA plc) and its subsidiaries held an effective 50.97 percent (2003:
54.45 percent) interest in AngloGold Ashanti.
The group had the following transactions with related parties during the years ended December 31, 2004 and 2003:
December 31, 2004
December 31, 2003
(in millions)
Purchases from
related party
$
Amounts owed
to related party
$
Purchases from
related party
$
Amounts owed
to related party
$
Related party transactions with holding company AA plc
5 - 2                             -
Related party transactions with subsidiaries of AA plc
Boart Longyear Limited – mining services
9 1 10 1
Mondi Limited – forestry 16 2 11 1
Scaw Metals – A division of Anglo Operations Limited – steel and engineering
14 1 12 1
Anglo Coal – a division of Anglo Operations Limited 1 - - -
Related party transactions with associates
Rand Refinery Limited – gold refinery
- - 2                            -
45 4 37                           3
Related party transactions of equity accounted joint
ventures
Societe d'Exploitation des Mines d'Or de Sadiola S.A.
2 - 2 -
Societe d'Exploitation des Mines d'Or de Yatela S.A. 2 - - -
Societe des Mines de Morila S.A. - - 1 -
These related party transactions were concluded in the ordinary course of business of AngloGold Ashanti. Transaction prices are agreed upon, predetermined and stipulated in agreements with related parties. These agreements are the responsibility of
AngloGold Ashanti’s procurement department, which is tasked with ensuring that contractual obligations, as per agreements concluded, are fulfilled. Renewals and discontinuation of existing contracts, as well as new contracts, are handled by the procurement department. Contractual and any other commitments are stipulated in the agreements, and expire/cease upon conclusion/discontinuation of a service/contract.
Since January 1, 2005, AngloGold Ashanti has not been, and as of the date of this report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest. In addition, no such persons had any indebtedness to AngloGold Ashanti during this period, and as of the date of this report.

Recently adopted accounting policies and pending adoption of new accounting standards
AngloGold Ashanti’s accounting policies are described in note 4 to the consolidated financial statements “Significant accounting policies”. New accounting policies and recent pronouncements are described in note 4.19 to the consolidated financial statements “Recent pronouncements”.
Accounting for Asset Retirement Obligations (AROs)
As described in note 5 to the consolidated financial statements “Asset retirement obligations”, AngloGold has adopted
SFAS143, “Accounting for Asset Retirement Obligations (AROs)” with effect from January 1, 2003 as follows:
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
The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholders’ equity by $3 million. No increase in Deferred income and mining tax was recorded upon the adoption of SFAS143.
Recent
pronouncements
In January 2003, the Financial Accounting Standards Board (FASB) issued FASB interpretation No. 46 (“FIN 46”),
“Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
In December 2003, the FASB revised FIN 46 (“the Revised Interpretation”).
The Revised Interpretation clarifies certain provisions of FIN 46. Based on the FASB’s decisions, all public companies must apply the provisions of Interpretation or the Revised Interpretation to variable interests in Special Purpose Entities (SPEs)
(created before February 1, 2003) no later than the end of periods ending after December 15, 2003 (December 31, 2003 for calendar year end companies). Public companies may choose to apply the provisions of the Interpretation or the Revised
Interpretation to interests held in SPEs created prior to February 1, 2003 in financial statements for periods ending after
December 15, 2003 (that is, December 31, 2003 financial statements). However, if a company chooses to report using the
Interpretation’s provisions, it must apply the Revised Interpretation’s provisions to those variable interests in financial statements for periods ending after March 15, 2004.
AngloGold adopted the provisions of the Revised Interpretation on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created prior to February 1, 2003, the provisions of the Revised Interpretation were deferred to the end of the first interim or annual period ending after March 15, 2004. As at
December 31, 2004 the company has adopted the Revised Interpretation and did not identify any variable interest entities that would be subject to consolidation under the Revised Interpretation.

In November 2004 the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs, an amendment of
ARB No. 43, Chapter 4” (“SFAS151”).
SFAS151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." SFAS151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition,
SFAS151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.
Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The provisions of SFAS151 should be applied prospectively. The company does not expect the adoption of SFAS151 to have a material impact on its earnings and financial position.
In December 2004 the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary
Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS153”).
The amendments made by SFAS153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. SFAS153 is the result of a broader effort by the FASB to improve the comparability of cross-
border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. SFAS153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this Statement shall be applied prospectively. The company does not expect the adoption of SFAS153 to have a material impact on its earnings and financial position.
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based
Payment” (“SFAS123R”).
SFAS123(R) is a revision of SFAS123, “Accounting for Stock-Based Compensation”. It supersedes APB Opinion No. 25,
“Accounting for Stock Issued to Employees” and amends SFAS95, “Statement of Cash Flows”. Generally, the approach to accounting for share-based payments in SFAS123(R) is similar to the approach described in SFAS123. However, SFAS123(R)
requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition).
SFAS123(R) permits public companies to adopt its requirements using one of two methods:
A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS123 for all awards granted to employees prior to the effective date of SFAS123(R) that remain unvested on the effective date.
A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
SFAS123(R) was originally effective at the beginning of the first interim or annual period beginning after June 15, 2005. On
April 14, 2005 the United States Securities and Exchange Commission (SEC) announced that it would provide for a phased-in implementation process of SFAS123(R). The SEC would require that registrants adopt SFAS123(R) no later than the beginning of the first fiscal year beginning after June 15, 2005.
The company plans to adopt SFAS123(R) using the modified-prospective method on January 1, 2006.

As permitted by SFAS123, the company currently accounts for share-based payments to employees using APB Opinion
No. 25’s intrinsic value method. The impact of adoption of SFAS123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the company adopted SFAS123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS123 as described in the disclosure of pro forma net income and earnings per share in Note 4.18 “Stock-based compensation plans”. SFAS123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement will not impact the company’s cash flow disclosure as the company does not receive the benefit of a tax deduction for compensation cost.
On March 17, 2005, The Emerging Issues Task Force (“EITF”) reached a consensus in Issue 04-6, “Accounting for Stripping
Costs in the Mining Industry”, that post-production stripping costs are a component of mineral inventory cost subject to the provisions of AICPA Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins,
Chapter 4, “Inventory Pricing” (ARB 43).
Based upon this consensus, post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.
At an EITF meeting held on June 15 and 16, 2005, the EITF clarified its intention that "inventory produced" should mean
"inventory extracted." That is, stripping costs incurred during a period should be attributed only to the inventory that is extracted during that period.
The guidance in this consensus will be effective for financial statements issued for fiscal years beginning after December 15,
2005, with early adoption permitted. However, consistent with the guidance in SFAS154 (see below), the EITF reached decision that the cumulative effect of adoption of the consensus in Issue 04-6 should be recognized as an adjustment to the beginning balance of retained earnings during the period, and not in the income statement as originally described in the consensus. If a company adopted the consensus prior to FASB ratification of this change, they would not have to change the accounting for the adoption. The company is reviewing the guidance issued in Issue 04-6 and has not yet determined the impact of this on the financial statements.
In May 2005 the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error
Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting
Changes in Interim Financial Statements” (“SFAS154”).
SFAS154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Accounting Principles Board Opinion No. 20,
Accounting Changes (APB 20) previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS154 requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error, as well as the provisions of SFAS3 that govern reporting accounting changes in interim financial statements. SFAS154 is effective for accounting changes and corrections of errors made in fiscal years beginning after
December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The company does not expect the adoption of SFAS154 to have a material impact on its earnings and financial position.

Critical accounting policies
AngloGold Ashanti’s accounting policies are described in note 4 to the consolidated financial statements “Significant accounting policies”. The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The following are considered to be the accounting policies that are most critical to AngloGold Ashanti’s results of operations, financial condition and cash flows.
Using of estimates and making of assumptions
The most critical accounting estimates upon which AngloGold Ashanti’s financial reporting depends are those requiring estimates of Proven and Probable Reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to earnings. Commodity prices significantly affect
AngloGold Ashanti’s profitability and cash flow. On an ongoing basis, management evaluates its estimates and assumptions;
however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.
Ore reserves and life-of-mines
AngloGold Ashanti estimates on an annual basis its ore reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond AngloGold Ashanti’s control. Ore reserve estimates are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings.
Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect ore reserves. AngloGold Ashanti uses its ore reserve estimates in determining the unit basis for mine depreciation and closure rates, as well as in evaluating mine asset impairments. Changes in ore reserve estimates could significantly affect these items. At least annually, AngloGold Ashanti reviews mining schedules, production levels and asset lives in AngloGold Ashanti’s life-of-mine planning for all of AngloGold Ashanti’s operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis AngloGold Ashanti reviews its accounting estimates and adjusts depreciation, amortization, deferred mining and reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on AngloGold Ashanti’s operating results.
Accounting for derivatives
In accordance with the provisions of SFAS133 AngloGold Ashanti accounts for derivatives as follows:
•
Commodity based (“normal purchases or normal sale”) contracts that meet the requirements of SFAS138 are recognized in earnings when they are settled by physical delivery.
•
Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. For cash flow hedges the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur.
•
All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings as gains or losses on derivatives in the period in which they occur.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information.
These estimates are calculated with reference to the ruling market prices, interest rates and volatilities using the Black -
Scholes option formula.

AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks, that arise out of the group’s core business activities. Forward sales contracts and call and put options are used by the group to manage its exposure to gold price and currency fluctuations.
Revenue recognition
AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Gold is a liquid commodity that is dealt with on the international markets, and gold produced by AngloGold Ashanti’s mining operations is processed to saleable form at various precious metals refineries.
Contingencies
AngloGold Ashanti accounts for contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”. SFAS No. 5 requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated.
Accounting for contingencies such as legal and income tax matters requires the use of judgement to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically those events will occur a number of years in the future. AngloGold Ashanti assess such contingent liabilities, which inherently involves the exercise of significant management judgement and estimates of the outcome of future events. Also see “Deferred income and mining tax” discussed below.
Mining joint ventures
As described in note 4.1 to the consolidated financial statements interests in incorporated mining joint ventures in which
AngloGold Ashanti has joint control are accounted for by the equity method and are included in other long-term assets. All significant intercompany balances and transactions have been eliminated.
Impairment of long-lived assets
AngloGold Ashanti’s long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. Subsequent to January 1, 2002, goodwill is analyzed for impairment in accordance with SFAS142 as discussed below.
In assessing the potential impairment of its long-lived assets held for use AngloGold Ashanti must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset.
When AngloGold Ashanti has assets held for sale, AngloGold Ashanti must record the asset at the lower of the carrying value or estimated fair value less costs to sell.
During the year ended December 31, 2004 AngloGold Ashanti recorded an impairment charge of $3 million relating to long-
lived assets and goodwill as described in note 5 to the consolidated financial statements “Cost and expenses – Impairment of assets”.
Impairment of goodwill and other intangible assets
Beginning January 1, 2002, SFAS142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets with finite useful lives other than goodwill be amortized over their useful lives. In accordance with the provisions of
SFAS142 AngloGold Ashanti performed a transitional impairment test for each reporting unit and performed its annual impairment review during the fourth quarter of 2002. AngloGold Ashanti performs impairment tests at least annually during the fourth quarter and whenever certain indicators of impairment exist. AngloGold Ashanti’s reporting units are generally consistent with the operating mines underlying the segments identified in note 26 to the consolidated financial statements
“Segment and Geographical Information”.

Deferred income and mining tax
AngloGold Ashanti follows the liability method of accounting for deferred income and mining tax whereby the company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Deferred tax is estimated at the future average anticipated taxation rates at which temporary differences are expected to reverse. Future average anticipated taxation rates are determined from revenue and expenditure outlined in life-of-mine business plans which are revised annually.
When a deferred tax asset arises AngloGold Ashanti reviews the asset for recoverability and establishes a valuation allowance where AngloGold Ashanti determines it is more likely than not that such an asset will not be realized. These determinations are based on the projected realization of tax allowances and tax losses. If these tax assets are not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made.
If AngloGold Ashanti determines that it would be able to realize tax assets in the future, in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded as a credit to income in the period that the determination is made.
Pension plans and post-retirement medical aid obligations
The determination of AngloGold Ashanti’s obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions are described in note 24 to the consolidated financial statements “Employee benefit plans” and include, among others, the discount rate, the expected long term rate of return of plan assets, health care inflation costs and rates of increase in compensation costs. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.
AngloGold Ashanti makes the following significant assumptions in respect of its pension plans as disclosed in note 24 to the consolidated financial statements “Employee benefit plans”.
The main assumptions for 2004 relating to the most significant defined benefit plan, were the discount rate and the compensation and pension plan inflation rates. The discount rate was determined using the South African bond yield rate (on the "benchmark" R153 bond) as a guide and adjusted for the taxation effects on pension plans.
The assumed level of salary increases relative to inflation were advised by the AngloGold Ashanti directors as well as the
AngloGold Ashanti Human Resources department. For inflation targets the published Consumer Price Index (CPI) by the
Department of Statistics as well as the South African Reserve Bank inflation target were used as a guide. Pension increases were assumed to be at 90 percent of the assumed inflation rate, based on the respective Fund's pension increase policy.
Effects on results of operations
Company and plan participants’ contributions to the defined benefit funds are disclosed in note 24 to the consolidated financial statements “Employee benefit plans”. The total company contributions to defined contribution plans for the years ended
December 31, 2004, 2003 and 2002 amounted to $29 million, $25 million and $16 million, respectively.
Change in pension trends
The trend of the return on the plan assets is marginally lower (1 percent) for the year ended December 31, 2004 when compared to 2003. Based on an estimated return of 7.5 percent on the defined benefit plan assets, the return for 2004 would amount to $12 million compared to the actual return of $16 million due to improved market conditions. The long-term compensation and pension inflation increases estimated in 2003 at 5.0 percent and 3.6 percent respectively, have been reduced in 2004 to 4.0 percent and 2.9 percent respectively, which is in line with current economic indicators.
Sensitivity analysis
It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2004 valuation was a rate of 5.0 percent and the long-term salary inflation rate was
4 percent, which is in line with the actual average increases granted and the target Consumer Price Index indicated by the
South African Reserve Bank. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $2.0 million.

Ratio	Argentina	Australia		Brazil	Ghana			Guinea	Mali				Namibia	Tanzania	USA
	Cerro Vanguardia[1]	Sunrise Dam[2]	Union Reefs[3]	AngloGold Ashanti Mineração (formerly Morro Velho)[4]	Obuasi[5]	Bibiani[6]	Idupriem[7]	Siguiri[8]	Sadiola[9]	Yatela[10]	Yatela-Alamoutala[11]	Morila[12]	Navachab[13]	Geita[14]	Cripple Creek & Victor[1]

Stripping
costs
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life-of-mine stripping ratio and the average life-of-mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life-of-mine per tonne of ore mined. The average life-of-mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life-of-mine stripping ratio and the average life-of-mine cost per tonne is recalculated annually in the light of additional knowledge and changes in estimates. The cost of the “excess stripping” is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life-of-mine stripping ratio, multiplied by the life-of-mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life-of-mine stripping ratio, multiplied by the life-of-mine cost per tonne, previously capitalized costs are expensed to increase the cost up to the average. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Deferred stripping costs are reported separately in the consolidated balance sheets for all periods presented. As described in note 4.19 to the consolidated financial statements The Emerging Issues Task Force (“EITF”) reached a consensus in Issue 04-6, “Accounting for Stripping Costs in the Mining Industry” on March 17, 2005 and a modified consenses on June 15 and 16, 2005, that post production stripping costs should be considered under a full absorption costing system and recognized as a component of inventory and in cost of sales in the same period as the revenue from the sale of the inventory. AngloGold
Ashanti is reviewing the guidance issued in Issue 04-6 and has not yet determined the impact of this on the financial statements.
The actual stripping ratio(A) calculated as (total tonnes mined - ore tonnes mined)/ore tonnes mined, and average life-of-mine stripping ratio(B), for AngloGold Ashanti’s main open-pit operations is as follows, for the years in the period ended
December 31, 2004:
)
2004 – (A)
15.60      9.40
-         9.18      -       4.60     4.30         1.60      1.76      4.99      4.79      3.98
2.24
8.26      2.06
2004 – (B)
16.40      9.07
-        15.90     -       2.20     3.80         0.90      2.00      4.50      4.42      4.36
2.50
8.91      2.29
2003 – (A) 18.49 15.92 - 24.36 - - - - 2.25 9.31 6.34 4.77 1.89 9.53 2.06
2003 – (B) 14.79 9.07 - 16.43 - - - - 3.10 6.56 3.10 3.68 2.40 7.79 2.20
2002 – (A)
13.61    15.58       3.21         9.22     -
- -
-      1.63      7.25
-      7.15
1.79
7.36      2.31
2002 – (B)
14.79      9.07       2.68         5.55     -
- -
-      1.83      5.99
-      3.68
2.16
7.20      2.48
Comments on the actual average life-of-mine stripping ratio as presented in the table above:
As a general comment it should be noted that the stripping ratio each year throughout the life-of-mine will normally differ from the average life-of-mine stripping ratio as the waste stripping required to expose the ore progressively increases as the ore-
body deepens. It therefore could be expected that during the early life of the mine the stripping ratios will be less than the average as the ore close to surface is exploited. As the mine expands increasing amounts of waste are removed to expose ore at greater depths and the stripping ratios during these periods will normally be greater than the average. Waste must always be mined in advance of associated ore below it and thus when stripping is complete the exposed ore results in a much lower stripping ratio than the average, for the remaining mine life. Thus the difference between the actual stripping ratio for any year and the average life-of-mine stripping ratio will reflect the position in the mines life cycle. In the case of production scheduled from multiple pits for example at the Geita and Cerro Vanguardia mines, greater flexibility of scheduling will limit any stripping ratio variations.

With regards to the specific operations:
(1)
There are no material differences between the actual stripping ratio and the life-of-mine ratio due to flexibility obtained from scheduling of multiple pits. Year-
on-year changes reflect the effect of different pits being mined each year.
(2)
The actual stripping ratio exceeds the average life-of-mine ratio due to increased stripping as a result of the completion of the mine expansion projects in
2002 and 2003.
(3)
Union Reefs stopped producing and was closed in 2003.
(4)
Production for 2002 and 2003 reflects the operations at Engenho D’agua mine with the actual stripping ratio being higher than the average life-of-mine ratio due to re-establishment of old workings. In 2004 production was from the Córrego do Sitio mine.
(5)
Obuasi did not perform stripping activity in 2004.
(6)
Actual stripping ratio is higher than the life-of-mine ratio due to clean-up after the highwall failure in the northern portion of the main pit and failure of the south pit wall, limiting ore production.
(7)
No material difference between actual and life-of-mine ratio. Mining of new cut-back commenced in 2004.
(8)
Reflects the impact of the gold embargo on ore production in the year, and mining of waste was prioritized.
(9)
There are no material differences between the actual stripping ratio and the life-of-mine ratio as the Sadiola deposit in general has a low stripping ratio.
(10)
There are no material differences between the actual stripping ratio and the average life-of-mine ratio. Stripping is reduced year-on-year, as the mine approaches its end of life.
(11)
Actual stripping ratio in 2004 higher than the life-of-mine ratio due to the accessing of ore at greater depths.
(12)
Actual stripping ratio was progressively higher than the average life-of-mine ratio in 2002 and 2003 due to accessing ore at greater depths. In 2004, the actual stripping ratio was lower than the life-of-mine ratio due to extensions of the final pit, requiring additional stripping over the remaining life-of-mine.
(13)
Actual stripping ratio is progressively lower than the life-of-mine ratio as stripping in-pit is completed and more ore is exposed.
(14)
Differences in actual stripping ratio compared with the life-of-mine ratio year-on-year, are due to flexibility of scheduling from multiple pits. Actual stripping ratio in 2004 lower than the life-of-mine ratio due to under performance of contractor stripping.
Ore on Leach Pads
The recovery of gold from certain oxide ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting
“pregnant” solution is further processed in a process plant where the gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.
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
Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, AngloGold Ashanti’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. For operations with long-term leach production cycles, variations in recovery estimates from new metallurgical data or production variances would be accounted for as an adjustment to the recoverable ounces and the average cost per recoverable ounce of gold on the leach pad. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.
The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded. Based on current mine plans, AngloGold Ashanti expects that current leaching operations will terminate at dates ranging from 2005 to 2016.
As at December 31, 2004, AngloGold Ashanti’s materials on leach pads had a carrying value of $127 million of which
$105 million was classified as short-term as AngloGold Ashanti expects the related gold to be recovered within twelve months.
The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. As at December 31, 2004, $22 million was classified as long-term.
Funding and treasury policies
For discussion on the funding and treasury policies of AngloGold Ashanti, See “Item 11.: Quantitative and qualitative disclosures about market risk – Gold price risk management activities”.
5C.
Research and development, patents and licenses, etc
For a detailed discussion, see “Item 4B.: Business overview – Research and development”.

5D.         Trend
information
Outlook. Production in 2005 is expected to increase to some 6.5 million ounces, while capital expenditure is expected to be
$655 million (2004: $256 million), mainly at the South African, South American and former Ashanti operations.
Growth opportunities. The positive trends in the gold market have led gold companies to extend their efforts to find and turn to account, future production ounces. In the case of AngloGold Ashanti, this has given rise to a “new frontier” strategy of looking for exploration and acquisition targets outside of the world’s recognized and mature gold regions and to dispose of properties which are unlikely to yield real shareholder return. In Russia, AngloGold Ashanti acquired an equity interest in Trans-Siberian
Gold as an entry into this region. AngloGold Ashanti is committed to engaging junior exploration companies and aims to unlock the gold potential by combining AngloGold Ashanti’s technical expertise with the partner’s in-depth country knowledge and operating experience. In China, strategic alliances are being sought to allow the company to successfully extract value from what may well be a prospective region. The company will continue to explore its joint venture alliances in Laos and the
Philippines and will continue to acquire land positions in several prospective areas in Mongolia. Exploration drilling in the
Democratic Republic of Congo commenced in 2005.
Management will continue to monitor approved capital projects:
•
In South Africa, the Mponeng Shaft Deepening Project allows for the deepening of the sub-shaft system and provides access tunnels to the VCR horizon on 113, 116 and 120 levels (ranging from 3,172 meters to 3,372 meters below surface). AngloGold Ashanti expects the project to produce 4.8 million ounces of gold over a period of 13 years to 2016.
The total capital expenditure is estimated at $207 million (at closing 2004 exchange rate), with some $8 million (at closing
2004 exchange rate) remaining. The average project cash cost over the life-of-mine is expected to be approximately
$226 per ounce in 2004 real terms.
• At TauTona, three projects are underway:
•
The CLR shaft pillar project allows for stoping operations up to the infrastructure zone of influence. The project, from which production commenced in 2004, is expected to produce 550,000 ounces of gold over a period of 10 years, at a capital cost of $35 million (at closing 2004 exchange rate). Approximately $29 million (at closing 2004 exchange rate)
has been spent to date. The expected average project cash cost is $134 per ounce.
•
The VCR development project aims to access two distinct reserve blocks on the VCR horizon, one situated north-east of the shaft complex, and the other in the VCR pillar area situated outside the zone of influence. The project will add some 300,000 ounces to production, with a capital cost of $30 million (at closing 2004 exchange rate).
•
The CLR reserve block below 120 level, known as TauTona below 120 level project is being accessed via a twin decline system into its geographical center, down to 125 level. The project is expected to produce 2 million ounces of gold over a period of nine years, with a project capital cost of $152 million (at closing 2004 exchange rate). The average project cash cost is expected to be $203 per ounce. Progress is on schedule and production is due to start in
January 2007.
•
In Australia, a decision to proceed with the Boddington expansion project is expected towards the end of 2005. A feasibility study completed in 2000 was based on an operation with a throughput of 25 million tonnes per annum, producing an average of 600,000 ounces of gold and 22,500 tonnes of copper per annum over a life-of-mine of 15 years, at an estimated attributable capital cost of $192 million. The update of the study has pointed towards a larger project with greater throughput, higher annual gold production and a longer mine life. This larger scale will reduce the impact of higher costs in the region resulting from the current minerals boom. Environmental approvals associated with the expansion as defined in the 2000 feasibility study were received in June 2002 and will remain valid for a period of five years.
Subsequent changes to the project may require a supplementary approval process, which is planned will be completed during 2005.
•
The economic feasibility study for the Cuiabá expansion project, in Brazil, was concluded in December 2004 and approved by the board in January 2005. The project aims to expand current production of 830,000 tonnes to 1.3 million tonnes per annum at an estimated capital cost of $121 million. The project deepens the shaft from 11 level to 21 level and the additional infrastructure and ore reserves are expected to increase production from 190,000 ounces to 250,000 ounces per year within two years of the project’s completion to yield 1.86 million ounces in all over the additional six years of life.

•
A key aspect of the rationale for the Business Combination between AngloGold and Ashanti is the development of the deep-level ore deposits at the Obuasi mine, in Ghana, currently referred to as Obuasi Deeps. This development could potentially extend the life-of-mine to well beyond 2040. However, this requires an investment of $44 million over the next five years on further exploration and the necessary feasibility studies. Depending upon the results, the full development of
Obuasi Deeps may proceed at the end of this five-year period but could take several years to complete. Initial scoping studies have indicated that the development of Obuasi Deeps will require an estimated capital expenditure of $570 million in real terms over the anticipated life-of-mine.
5E.
Off-balance sheet items
AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates. The most significant off-balance sheet items are normal purchase and sales contracts and unaccrued future rehabilitation obligations, each of which is discussed below.
Normal purchase and sales contracts
A number of derivatives are used to manage gold price risks that arise out of the group’s core business activities. Gold pricing contracts that meet the SFAS138 exemption for Normal Purchase and Sale do not appear on the balance sheet. These agreements are accounted for as sales contracts with the proceeds under the contract being recorded in earnings at the date of settlement by physical delivery. These off-balance sheet contracts are managed as part of AngloGold Ashanti’s gold price risk management activities and at December 31, 2004 had a marked-to-market value of negative $499 million. All other derivatives are recognized on the balance sheet at fair value. See “Item 11.: Quantitative and qualitative disclosures about market risk” and note 22 to the consolidated financial statements “Gold price and currency risk management activities”.
Future rehabilitation liability
The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See “Item 4D.: Property, plant and equipment" and note 17 to the consolidated financial statements “Provision for environmental rehabilitation”. It is an objective of AngloGold Ashanti to improve operating procedures at its mines to reduce its ultimate liability. AngloGold Ashanti believes that the annual review of future obligations is conservative.
5F.
Tabular disclosure of contractual obligations
As at December 31, 2004 AngloGold Ashanti had the following known contractual obligations:
Payments due by period
Contractual Obligations
(in millions)
Total
$
Less
than 1
year
$
1-3 years
$
3-5 years
$
More than 5
years
$
Long-term debt obligations
1,686
315
15
1,355
1
Capital lease obligations
-
-
-
-
-
Operating lease obligations
2
1
1
-
-
Purchase obligations
- Contracted capital expenditure
(1)
148
103
18
15
12
- Other purchase obligations
(2)
253
220
18
11
4
Reclamation and closure costs
(3)
350
23
7
14
306
Total                                                                                   2,439
662
59
1,395
323
(1
)
Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.
(2)
Other purchase obligations represents contractual obligations for purchase of power, supplies, consumables, inventories, explosives and activated carbon.
Amounts stated include purchase obligations of equity accounted joint ventures.
(3)
Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see “Item 4D.: Property, plant and equipment – Sustainable development : Environment and social investment”. Amounts stated include a total estimated liability of $15 million in respect of equity accounted joint ventures.

Item 6: Directors, senior management and employees
6A.
Directors and senior management
Directors
AngloGold Ashanti has a unitary board structure which currently comprises five executive directors and thirteen non-executive directors, three of whom are alternates. Certain information with respect to AngloGold Ashanti’s directors as at December 31,
2004 is set forth below:
Year
first
Name Age
Position
appointed
(1)
Robert (Bobby) M. Godsell
(2)
52
Executive director and chief executive officer
1989
(3)
Jonathan G. Best
(4)
56
Executive director, finance
1994
(3)
David (Dave) L. Hodgson
(5)
57
Executive director and chief operating officer
2001
Samuel E. Jonah
55
Executive director and president
2004
Kelvin H. Williams
(6)
56
Executive director, marketing
1990
(3)
Russell P. Edey
(7)(8)
62
Independent non-executive director and chairman
1998
Thokoana J. (James) Motlatsi
(9)
53
Independent non-executive director and deputy chairman
1998
Frank B. Arisman
(7)
60
Independent non-executive director
1998
Elisabeth le R. Bradley
(7)
66
Independent non-executive director
1998
Colin B. Brayshaw
(7)
69
Independent non-executive director
1997
(3)
Anthony (Tony) W. Lea
56
Non-executive director
2001
William (Bill) A. Nairn
(10)
60
Non-executive
director
2001
Simon R. Thompson
45
Non-executive director
2004
Anthony (Tony) J. Trahar
55
Non-executive director
2000
Polelo L. (Lazarus) Zim
44
Non-executive director
2004
David D. Barber
52
Alternate director
2002
Arthur H. (Harry) Calver
57
Alternate director
2001
Peter G. Whitcutt
39
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
Executive directors
Mr RM Godsell (52) — BA, MA
Chief Executive Officer
Bobby Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December
2000. He relinquished his role as chairman of AngloGold in May 2002. He is a non-executive director of Anglo American plc.
He is also a past chairman of the World Gold Council.
Mr JG Best (56) — ACIS, ACIMA, MBA
Executive Director: Finance (Chief Financial Officer)
Jonathan Best was appointed finance director of AngloGold in April 1998. He has had 36 years of service with companies associated with the mining industry.
Mr DL Hodgson (57) — BSc (Mining Engineering), BSc (Civil Engineering), BCom, AMP (Harvard)
Chief Operating Officer
Dave Hodgson was appointed to the AngloGold board in November 2001 as chief operating officer. He was previously executive officer responsible for AngloGold’s South Africa region. He has more than 31 years of mining experience.

Dr SE Jonah KBE (55) — Hon D Sc (Exeter), MSc (Mineral Production Management)
President
Dr Sam Jonah was appointed to the position of chief executive officer of Ashanti Goldfields Company Limited in 1986.
Dr Jonah had an honorary knighthood conferred on him by Her Majesty, Queen Elizabeth II of Great Britain, in 2003. He
became president of AngloGold Ashanti in May 2004.
Mr KH Williams (56) — BA (Hons)
Executive Director: Marketing
Kelvin Williams was appointed marketing director of AngloGold in April 1998. He has 29 years of service in the gold mining industry. He is a director and the immediate past chairman of Rand Refinery and is a director of the World Gold Council.
Non-executive directors
Mr RP Edey (62) — FCA
Chairman and independent non-executive director
Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002, he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of
NM Rothschild Corporate Finance and a director of a number of other companies.
Dr TJ Motlatsi (53) — Hon D Soc Sc (Lesotho)
Deputy Chairman and independent non-executive director
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970 and is a past president of the National Union of Mineworkers (NUM). He is also chief executive officer of TEBA Ltd.
Mr FB Arisman (60) — MSc (Finance)
Independent non-executive director
Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and recently retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.
Mrs E le R Bradley (66) — BSc, MSc
Independent non-executive director
Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments
Ltd, Metair Investments Ltd and Toyota South Africa (Pty) Ltd and a director of a number of other companies. She is also deputy chairman of the South African Institute of International Affairs.
Mr CB Brayshaw (69) — CA(SA), FCA
Independent non-executive director
Colin Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte
& Touche and is a non-executive director of a number of other companies including Anglo American Platinum Corporation Ltd,
Datatec Ltd and Johnnic Holdings Ltd.
Mr AW Lea (56) — BA (Hons)
Tony Lea was appointed to the AngloGold board in July 2001. He is finance director of Anglo American plc.
Mr WA Nairn (60) — BSc (Mining Engineering)
Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He is a former group technical director of Anglo American plc.
Mr SR Thompson (45) — MA (Geology)
Simon Thompson is the chief executive of Anglo American Base Metals Division. He is also a director of Anglo American
Corporation of South Africa Ltd and a member of the executive board of Anglo American plc. He is chairman of the Exploration
Division and chairman of the executive committee of the Industrial Minerals Division. Simon joined the AngloGold Ashanti board in 2004.

Mr AJ Trahar (55) — BCom, CA(SA)
Tony Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.
Mr PL Zim (44) — MCom
Lazarus Zim is chief executive officer of Anglo American Corporation of South Africa Limited. He is also chairman of Anglo
Operations Limited and serves on a number of boards in the Anglo American Group including Anglo American Platinum
Corporation Ltd. Lazarus joined the AngloGold Ashanti board in 2004.
Alternate directors
Mr DD Barber (52) — FCA, AMP (Harvard)
David Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002 and, following the retirement of
Mr Ogilvie Thompson, was appointed alternate director to Mr Zim in April 2004. He is finance director of Anglo American
Corporation of South Africa Ltd.
Mr AH Calver (57) — BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)
Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is head of engineering at Anglo American plc.
Mr PG Whitcutt (39) — BCom(Hons), CA(SA), MBA
Peter Whitcutt was appointed alternate director to Tony Lea in October 2001. He is head of finance at Anglo American plc.
In accordance with the articles of association of AngloGold Ashanti, all directors must retire at least once every three years by rotation and may be re-elected by shareholders. At the annual general meeting held on April 29, 2005, Mr C B Brayshaw,
Mr D L Hodgson, Mr A W Lea, Mr W A Nairn and Mr K H Williams retired by rotation. Other than Mr Hodgson, who retired from the board on April 29, 2005, all directors offered themselves for re-election and were appointed by shareholders at the annual general meeting held on April 29, 2005. In addition, Dr S E Jonah, Mr S R Thompson and Mr P L Zim who were appointed to the board after the annual general meeting held on April 29, 2004, retired from the board and were appointed by shareholders at the annual general meeting held on April 29, 2005. In terms of Article 92 of the articles of association all directors appointed to the board at any period after any annual general meeting, may only hold office until the next annual general meeting at which time, they may be re-elected by shareholders. On March 17, 2005, it was announced that with effect from May 1, 2005,
Mr R Carvalho Silva and Mr N F Nicolau would be appointed executive directors to the board of AngloGold Ashanti. At the same time, Mr J G Best indicated that he would be retiring from the board with effect from August 1, 2005 and that
Mr S Venkatakrishnan would be appointed to the board. On June 21, 2005, Dr S E Jonah indicated that he wished to move to a non-executive role on the board of AngloGold Ashanti, with effect July 31, 2005. He will retain the title of President.
Executive committee
The board of directors of AngloGold Ashanti has delegated authority to run the day-to-day affairs of the company to an executive committee comprising the five executive directors and three executive officers. The executive committee meets regularly under the chairmanship of the chief executive officer and is mandated to assist in reviewing operations and performance by the AngloGold Ashanti group, developing strategy and policy proposals for consideration by the board of directors and implementing the directives of the board. Members of the executive committee at December 31, 2004 were:
Name Age
Position
Year
first
appointed
Robert (Bobby) M. Godsell
52
Executive director and chief executive officer
1989
Jonathan G. Best
56
Executive director, finance
1994
David (Dave) L. Hodgson
57
Executive director and chief operating officer
2001
Samuel E. Jonah
55
Executive director and president
2004
Kelvin H. Williams
56
Executive director, marketing
1990
Roberto Carvalho Silva
53
Deputy chief operating officer - international
2004
Neville F. Nicolau
45
Deputy chief operating officer - Africa
2004
Srinivasan (Venkat) Venkatakrishnan
39
Deputy chief financial officer
2004
For a description of the business experience and functions of the members of the executive committee, see “Directors” above.

To assist in the execution of certain of its duties and functions, the executive committee has established an operations sub-
committee, a treasury committee and a finance committee, all described below. For information on the other committees established by the board of directors, see “Item 6C.: Board practices”.
Executive officers
The executive officers of AngloGold Ashanti at December 31, 2004 were:
Name Age
Position
Year
first
appointed
Merene M. Botsio-Phillips
47
General counsel
2004
Roberto Carvalho Silva
53
Deputy chief operating officer - international
2000
Richard N. Duffy
41
New business development
1998
Dawn Earp
43
Corporate accounting
2004
Benjamin W. Guenther
52
Corporate technical - group
2004
Robert L. Lazare
48
South Africa region
2004
Steven J. Lenahan
48
Corporate affairs
1998
Mark P. Lynam
43
Treasury
2004
Neville F. Nicolau
45
Deputy chief operating officer - Africa
2001
Yedwa Z. Simelane
39
Managing secretary
2004
Nigel W. Unwin
52
Human resources and information technology
1999
Srinivasan (Venkat) Venkatakrishnan
39
Deputy chief financial officer
2004
Gordon F. Wylie
52
Exploration
2004
Office of corporate administration
Christopher R. Bull
58
Company secretary
1998
The business experience and functions of the executive officers of AngloGold Ashanti are as follows.
Ms MM Botsio-Phillips (47) — LLB, BL
General Counsel
Merene Botsio-Phillips joined Ashanti Goldfields Company Limited in 1995, and was appointed to the board as executive director – general counsel in 1996. She was admitted to the English Bar in 1979 and is a member of Gray’s Inn, the Ghana Bar and the International Bar Association.
Mr R Carvalho Silva (53) — BAcc, BCorp Admin
Deputy Chief Operating Officer (International)
Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and chief executive officer of AngloGold South America in January 1999. He became an executive officer of AngloGold in February 2000 and was appointed a deputy chief operating officer in January 2005.
Mr RN Duffy (41) — BCom, MBA
New Business Development
Richard Duffy joined Anglo American Corporation 18 years ago. He became an executive officer of AngloGold in 1998 and was given the business planning portfolio in November 2000. In 2004, on completion of the business combination of AngloGold and
Ashanti, Richard was appointed executive officer: new business development.
Ms D Earp (43) — BCom, BAcc, CA(SA)
Corporate Accounting
Dawn Earp joined AngloGold in July 2000 from Anglo American where she held the position as vice president, central finance.
Dawn was appointed to the position of executive officer in May 2004.
Mr BW Guenther (52) — BS Mining Engineering
Corporate Technical (Group)
Ben Guenther joined AngloGold as senior vice-president general manager of Jerritt Canyon mine in Nevada. In 2000 he was seconded to AngloGold’s Corporate Office in Johannesburg as head of mining. In 2001, he assumed some responsibilities for safety and health as well as heading up the Corporate Technical Group. Ben was appointed an executive officer in May 2004.

Mr RL Lazare (48) — BA HED
South Africa region
Robbie Lazare was appointed an executive officer in December 2004. Prior to this he was the general manager of TauTona mine. He has 23 years experience in the mining industry.
Mr SJ Lenahan (49) — BSoc Sc, MSc
Corporate Affairs
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed investor relations executive for AngloGold in 1998 and assumed responsibility for corporate affairs in early 2001.
Mr MP Lynam (43) — BEng (Mech)
Treasury
Mark Lynam joined the Anglo American group in 1983 and has been involved in hedging and treasury since 1990. In 1998,
Mark joined AngloGold as treasurer and was appointed to the position of executive officer in May 2004.
Mr NF Nicolau (45) — B-Tech (Min.Eng), MBA
Deputy Chief Operating Officer (Africa)
Neville Nicolau became the executive officer responsible for AngloGold’s South Africa region in November 2001 and was appointed a deputy chief operating officer in January 2005. He has 26 years of mining experience.
Ms YZ Simelane (39) — BA LLB, FILPA, MAP
Managing Secretary
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers’ Provident Fund where she was the senior manager of the Fund. Yedwa was appointed to the position of executive officer in May 2004.
Mr NW Unwin (52) — BA
Human Resources and Information Technology
Nigel Unwin has had many years of experience in the field of human resources. He has been an executive officer since 1999.
Mr S Venkatakrishnan (39) — BCom, A.C.A (ICAI)
Deputy Chief Financial Officer
Srinivasan Venkatakrishnan (Venkat) was the finance director of Ashanti Goldfields Company Limited from 2000 until the
Business Combination with AngloGold in 2004. Prior to joining Ashanti, Venkat worked as a director in the Reorganization
Services division of Deloitte & Touche in London.
Mr GF Wylie (52) — MSc (Mining Engineering), BSc (Hons) (Geology), Dip Mgmt, AusIMM (application pending)
Exploration
Gordon Wylie began his career at Iscor in 1976 before moving to Anglo American Corporation. In 1998 he became manager,
Exploration and Geology for AngloGold’s global operations. Gordon was appointed to the position of executive officer in May
2004.
On May 1, 2005 Dave Diering was appointed executive officer: business planning for the South Africa region while
Charles Carter was appointed executive officer: investor relations on June 1, 2005, replacing Steve Lenahan in this regard.
Steve Lenahan retains the portfolio of executive officer: corporate affairs. With effect from July 1, 2005, Fritz Neethling was appointed executive officer: East & West Africa region.
Office of corporate administration
Mr CR Bull (58) — BCom
Chris Bull has been employed by the Anglo American Corporation group for 39 years in various company secretarial positions.
He was appointed company secretary of AngloGold in 1998 and is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

Competent persons
The schedule below presents the details of those persons who manage AngloGold Ashanti’s ore reserves and mineral resources:
Name
Age
Position
Year first appointed
Carl E Brechtel
54
Manager underground mining – corporate technical
2001
Vaughan A. Chamberlain
42
Manager evaluation
1998
Ben W. Guenther
52
Executive officer – corporate technical - group
1999
Michael (Mike) F. O’Brien
47
Manager evaluation
1999
Jurgens van Zyl Visser
50
Manager survey and planning – South Africa region
2001
David (Dave) L. Worrall
54
Manager surface mining
1999
Gordon F. Wylie
52
Executive officer - exploration
1998
The information in this report that relates to exploration results, mineral resources or ore reserves is based on information compiled by the competent persons listed below. They are either members of the Australian Institute of Mining and Metallurgy
(AusIMM) or recognized overseas professional organizations. They are all full-time employees of the company.
The competent person for AngloGold Ashanti Exploration is:
GF Wylie — MSc (Mining Engineering), BSc (Hons) (Geology), Dip Mgmt, AusIMM (application pending)
Gordon has 28 years experience. For a biography, see “Executive officers” above.
The following competent persons take responsibility for the reporting of AngloGold Ashanti’s mineral resources, as defined under JORC 2004:
VA Chamberlain — MSc (Mining Engineering), BSc (Hons) (Geology), — MAusIMM
Vaughan has 19 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo
American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in
1998 as manager evaluation in the mineral resource department, the position he currently holds.
MF O’Brien — MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM
Mike has 25 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal, a
Masters degree in engineering from the University of Witwatersrand and a Dip Data diploma from UNISA. He joined Anglo
American Corporation in 1981 as a geologist at Vaal Reefs Mine and AngloGold in 1999 as manager evaluation in the mineral resource department, the position he currently holds.
The following competent persons take responsibility for the reporting of AngloGold Ashanti’s ore reserves:
CE Brechtel — MSc (Mining Engineering), BSc (Geological Engineering), MAusIMM, MSAIMM, MSME
Carl has 29 years experience and holds a Bachelor of Science degree in Geological Engineering and a Master of Science degree in Mining Engineering from the University of Utah, USA. After spending 6 years at AngloGold Ashanti’s Jerritt Canyon operations, he was appointed Manager of Underground Mining of the Corporate Technical Group (CTG) providing technical support and corporate governance to international mining operations outside of the South Africa Region. He is a registered
Professional Mining Engineer in the states of Colorado and Nevada, USA.
BW Guenther — BSc (Mining Engineering), MAusIMM
Ben has 24 years experience. For a biography, see “Executive officers” above.
DL Worrall — ACSM, MAusIMM
Dave has 24 years experience and is an Associate of the Camborne School of Mines in Cornwall, England. He joined Anglo
American Corporation in 1981 as a senior mine planning engineer in the technical director’s office and AngloGold in 1999 as manager surface mining in the corporate office, the position he currently holds.

J van Zyl Visser — BSc (Mineral Resource Management), PLATO
Jurgens has 18 years experience and holds a Bachelor of Science degree in Mineral Resource Management from the
University of the Witwatersrand. He started his career with Anglo American Corporation in 1975 as a surveyor at President
Steyn Mine (now Bambanani mine). He joined AngloGold in 1998 as a divisional valuator and in 1999 was appointed as manager survey and planning – South Africa region.
The competent persons consent to the inclusion of the exploration and ore reserves information in this report, in the form and context in which it appears.
6B. Compensation
Remuneration report
Policy
The Remuneration Committee determines and monitors executive remuneration for the company. This it does through adherence to the company’s Executive Remuneration Policy, which is to:
• attract, reward and retain executives of the highest caliber;
• align the behavior and performance of executives with the company’s strategic goals, in the overall interests of shareholders;
• ensure the appropriate mix of short, medium and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives; and
• ensure that regional management is competitively rewarded within a global remuneration policy, which recognizes both local and global markets.
This policy and its application is reviewed at least annually by the Remuneration Committee. See “Item 6C.: Board practices –
Remuneration Committee”.
Compensation of executive directors
In particular the Remuneration Committee is responsible for:
• the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-
based short and long-term incentives, pensions, and other benefits; and
• the design and operation of the company’s executive share option and other incentive schemes.
The following principles are applied in determining executive remuneration:
1. Annual remuneration should be a combination of base pay and short, medium and long-term incentives, with salary comprising not more than 50 percent of annual remuneration.
2. Salary should be set at the median for the relevant markets.
3. All incentive plans should align performance targets with shareholder interests.
Executive director remuneration currently comprises the following elements:
1.
Basic salary, which is subject to annual review by the Remuneration Committee and is set at the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in light of their own performance, experience, responsibility and company performance.
2.
Annual bonus, which is determined by the achievement of a set of stretching company and individual performance targets. The company targets include earnings per share, cost control and global production. The weighting of the respective contribution of company and individual targets is 70 percent for company and 30 percent for individual. Failure to achieve safety improvement targets results in the reduction of bonuses for executive directors.

3.
Share incentive scheme and incentive plans, allows for an annual grant of AngloGold Ashanti share options and/or ordinary shares based on the achievement of predetermined performance targets similar to those used for the annual bonus. Options and/or shares granted are subject to the achievement of a performance condition or fulfillment of suspensive conditions set by the Remuneration Committee and is subject to a maximum equivalent to between
100 percent and 200 percent of annual salary for any executive director, depending on the level of seniority. See “Item
6E.: Share ownership” for more information on the Share Incentive Scheme.
4.
Pensions: All executive directors are members of the AngloGold Ashanti Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2 percent of final salary per year of service. Death and disability cover reflects best practice among comparable employers in South Africa.
5.
Other benefits: Executive directors are members of Discovery Health, which covers the director and his immediate family.
All executive directors hold service contracts that are reviewed and renewed annually. None of the service contracts have conditions which, on termination, provide for salary or benefit payments, whether in cash or in kind, in excess of one year.
Following additional research conducted by Deloitte & Touche on behalf of AngloGold Ashanti, the committee recommended the discontinuation of the current share incentive scheme and the introduction of a bonus share plan (BSP) with effect from
2005. The options which have been granted under the scheme will remain subject to the conditions under which they were granted. An investigation was also conducted into the introduction of a long-term incentive plan (LTIP). The Remuneration
Committee recommended the introduction of a BSP and LTIP, subject to shareholder approval at the annual general meeting held on April 29, 2005. The main reason for these proposed changes to executive incentive plans is that the current option scheme does not provide sufficient linkage between the interests of shareholders and the efforts of executives or managers.
There is also little correlation between the efforts of executives and the success of the option scheme.
At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the BSP and LTIP and the discontinuation of the current share incentive scheme. Options which have been granted under the current share incentive scheme will remain subject to the conditions under which they were originally granted. Grants under BSP and LTIP will be made in 2005.
Bonus share plan
The BSP seeks to encourage executives to build and maintain meaningful shareholdings in the company and it is intended that awards will be made to executive directors, executive officers and other management groups. Participants in the BSP will receive an annual bonus, part of which is paid in cash and part in shares, subject to the performance targets of the company being achieved. The share element vests after three years, providing the participant is still in the company’s employment at that time. This will provide senior employees with a real stake in the company, unlike share options, where vesting is dependent on factors outside of their control. The vesting period of three years should also act as an incentive for employees to stay with the company.
Long-term incentive plan
Awards in respect of the LTIP will be made to the most senior executives and managers in the company. The scheme will reward participants through the granting of shares for the achievement of stretched performance targets over a three-year period. These targets will be based on the performance of earnings per share (EPS) and relative total shareholder return
(TSR), whereby the company will need to outperform its gold company peers consistently. Additionally, strategic business objectives as set by the Remuneration Committee, such as the successful integration of Ashanti into AngloGold, will have to be met.
Executive directors’ service contracts: Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Mr R M Godsell, as chief executive officer, is 12 months, and for the other four executive directors, six months. The contracts also deal with compensation if employment is terminated or in the event of a material change in role, responsibilities or remuneration occurs. Compensation in these circumstances is pegged at twice the notice period.

Compensation of executive management
AngloGold Ashanti’s executive management comprises its executive directors and executive officers. Under the Listings
Requirements of the JSE, AngloGold Ashanti is required to disclose compensation paid to its executive directors on an individual basis while compensation paid to its executive officers is disclosed in aggregate.
The following table presents the compensation paid by AngloGold Ashanti to executive management during 2004 and 2003.
Executive directors have elected not to receive payment of directors’ fees, committee fees and travel allowances.
All figures in $000
(1)
Salary
Performance
related
payments
(2)
Pension
scheme
contri-
butions
Other
benefits
(3)
Sub-total
Pre-tax gain
on share
options
exercised
Total
Executive directors’ compensation - 2004
R M Godsell
(chief executive officer)
876 311 128 25 1,340 - 1,340
J G Best 463 273 68 26 830 - 830
D L Hodgson 463 149 68 7 687 - 687
S E Jonah
(effective May 2004)
461 143 - 49 653 - 653
K H Williams 480 130 71 16 697 1,115 1,812
Total                                                        2,743
1,006
335
123
4,207
1,115
5,322
Executive officers’ compensation - 2004
Representing 13 executive
officers
(4)
2,506                  863
325
214
3,908                  338
4,246
Executive directors’ compensation - 2003
R M Godsell
(chief executive officer)
713                  217 91 16 1,037 – 1,037
J G Best 379 98 48 7 532 653 1,188
D L Hodgson 379 98 48 8 533 244 777
K H Williams 394 102 50 14 560 39 599
Total                                                        1,865
515
237
45
2,622
936
3,598
Executive officers’ compensation - 2003
Representing 7 executive officers          1,274                   389
123
117
1,903                  838
2,741
NB: Rounding may result in computational differences
(1)
Directors’ compensation is paid principally in South African rands. However, for the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2004: $1 = R6.4368 and 2003: $1 = R7.5516.
(2)
In order to more accurately disclose remuneration received/receivable by executive directors, the tables above include the performance related payments calculated on the year’s financial results. The 2003 comparative figures have been restated accordingly.
(3)
Includes health care, leave encashment, reimbursement of travel expenses and relocation expenses.
(4)
Of the 13 executive officers, 5 were promoted effective May 1, 2004; 2 were employed effective July 1, 2004; and 1 was promoted effective December 1, 2004 – emoluments have only been disclosed from the various effective dates, except for performance related payments to be made in 2005 pertaining to 2004 results, which reflect total amount.
Compensation of non-executive directors
Non-executive directors receive no compensation from AngloGold Ashanti other than their fees which are determined by shareholders in general meeting. At the annual general meeting of shareholders held on April 29, 2004, shareholders approved an increase in directors’ fees with effect from May 1, 2004 as follows:
-
Chairman
-
$130,000
(to April 30, 2004: R200,000) per annum;
-
Deputy chairman
-
R300,000
(to April 30, 2004: R150,000) per annum;
-
South African resident directors
-
R110,000
(to April 30, 2004: R100,000) per annum;
-
Non-resident directors
-
$16,000
(to April 30, 2004: R100,000) per annum.

In addition, payment of a travel allowance of $4,000 (to April 30, 2004: $2,000) per meeting is made to non-executive directors who travel internationally to attend board meetings. The company is also liable for the payment of all travel costs.
No benefits in kind were granted to the non-executive directors during 2004 and 2003.
There are no contracts of service between the non-executive directors and the company or any of its subsidiaries. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years.
The following table presents the compensation paid by AngloGold Ashanti to each non-executive director during 2004 and
2003.
2004                                                                                      2003
All figures in $000
(1)
Directors'
fees
Committee
fees
Travel
allowance
Total
Directors'
fees
Committee
fees
Travel
allowance
Total
R P Edey
(chairman)                                       94
23 12 128 26 17 6 49
Dr T J Motlatsi
(deputy chairman)
39                 19                    - 58 20 15                     2 37
F B Arisman 15 19 8 43 13 10 6 29
Mrs E le R Bradley 17 21 - 38 13 15 2 30
C B Brayshaw
(2)
17 18 - 34 13 9 2 24
Dr V K-K Fung
(3)
- - - - 4 2 - 6
A W Lea 16 6 2 23 13 4 - 17
W A Nairn 17 19 - 36 13 15 - 28
N F Oppenheimer
(4)
5 2 - 7 13 4 - 17
J Ogilvie Thompson
(4)
5 2 - 7 13 4 - 17
S R Thompson
(5)
10 5 4 20 - - - -
A J Trahar 17 6 - 22 13 4 - 17
P L Zim
(5)
11 5 - 16 - - - -
Total                                             263
145
26
432
154
99
18
271
Alternates
D D Barber - - - - - - 2 2
A H Calver - - - - - - - -
P G Whitcutt - - - - - 2 - 2
Total
-
2 2
4
Grand total
263
145
26
432
154
101
20
275
NB: Rounding may result in computational differences
(1)
Non-executive directors’ compensation is paid principally in South African rands. For the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2004: $1 = R6.4368 and 2003 $1 = R7.5516.
(2)
In addition, Mr Brayshaw was paid a fee of $2,330 (R15,000) (2003: $1,986 – R15,000) by AGRe Insurance Company Limited, a wholly-owned subsidiary as chairman of its audit committee.
(3)
Resigned as a director with effect from April 30, 2003.
(4)
Resigned as a director with effect from April 29, 2004.
(5)
Appointed as a director with effect from April 30, 2004.
6C.      Board
practices
The board of directors
AngloGold Ashanti is a controlled company with its parent company, Anglo American plc, holding more than 50 percent of the company’s issued share capital and is therefore not subject to the director independence requirements of the New York Stock
Exchange (NYSE). The board comprises a unitary board structure of 15 directors who assume complete responsibility for the activities of the company, including the total risk management framework of the company. The board has a written charter that governs its powers, functions and responsibilities. The board contains the mix of skills, experience and knowledge required of a multinational gold company.

Directors’ retirement follows a staggered process with one-third of the directors retiring every three years at the annual general meeting (AGM). A curriculum vitae of those directors standing for re-election is placed before shareholders at the AGM to help inform the process of re-election. The board is empowered by the company’s articles of association to appoint new directors provided such appointees retire at the next AGM and stand for election by shareholders. A Nominations Committee has been established as a sub-committee of the board to help identify suitable candidates for appointment to the board.
At the annual general meeting held on April 29, 2004 Mr Ogilvie Thompson and Mr Oppenheimer both retired and were replaced by Mr Zim and Mr Thompson. The board also appointed Dr Jonah KBE as an additional member of the board and president of AngloGold Ashanti effective as from May 1, 2004. All new members were reviewed by the Nominations Committee prior to their appointment as directors.
The executive directors are appointed by the board to oversee the day-to-day running of the company through effective supervision of management. Executive directors are held accountable by regular reporting to the board and their performance is measured against pre-determined criteria as well as the performance of their respective business units.
Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year and requiring the payment of compensation. See “Item 6B.; Compensation – Executive Directors’ Service Contracts”. Non-executive directors do not hold service contracts with the company.
Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of five independent directors on the board, and the critical role they play through representation on key committees such as the Audit and Corporate Governance, Nominations, Political Donations and
Remuneration committees, together with their caliber, experience and standing within the company, ensures that the company’s interests are served by impartial views that are separate of management and shareholders.
In terms of board policy, a director will qualify as being independent provided AngloGold Ashanti has not, over the preceding year, done business in excess of $10 million or 5 percent of the company’s treasury business with the employer of that director.
Furthermore, in compliance with JSE Listings Requirements an independent director must not be a representative of a shareholder who has the ability to control or materially influence management and/or the board; not have been employed by the company or be the spouse of a person employed by the company in an executive role in the past three years; not been an advisor to the company other than in the capacity as a director of the company; not be a material supplier, customer or have a material contractual relationship with the company; and be free of any relationship that could be seen to materially interfere with the independence of that person. All five independent directors complied with these requirements in 2004 and the board determined that such directors have no material relationship with AngloGold Ashanti.
The board, its sub-committees and the directors, all completed an evaluation process to review their effectiveness. The chairman of each committee and the chairman of the board led the process of evaluation of the committees and the board. The company secretary played a critical role in this process. The evaluation of each non-executive director’s performance was led by the board chairman, while the assessment of the board chairman’s performance was led by the deputy chairman of the board. The evaluation of the performance of executive directors is performed by the Remuneration Committee. For full details, see Remuneration Committee below.
A managing secretary and company secretary have been appointed to assist the board in its deliberations, informing members of their legal duties and ensuring, together with the executive directors and senior management, that its resolutions are carried out. Together with the investor relations department, the company secretarial function also provides a direct communications link with investors and liaises with the company’s share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, furthermore, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The managing secretary and company secretary are responsible for compliance with all the statutory requirements in regard to the administration of the Share Incentive Scheme.
The managing secretary and company secretary ensure that minutes of all shareholders’, board and board committees’
meetings are properly recorded in accordance with the South African Companies Act of 1973. The company secretarial function also plays a crucial role in the induction of new directors.
All members of the board have access to management and the records of the company, as well as to external professional advisors should the need arise.

The board meets at least on a quarterly basis to discuss and review issues of strategy, planning, operational and financial performance, acquisitions and disposals, major capital expenditure, stakeholder communications and other material issues reserved for its decision. Further meetings are held as and when required. Six board meetings took place during the course of
2004. All directors attended four of the board meetings. The non-executive directors met in January 2005 in the absence of executive directors and management.
AngloGold Ashanti does not permit directors and key employees (that is, employees having access to price sensitive information) to trade in company shares during closed periods. Directors and key employees are required to follow a formal process before trading in the company’s shares. Closed periods are in effect prior to the publication of the quarterly, half-yearly and year-end results. Where appropriate, a closed period is also effective during periods where major transactions are being negotiated and a public announcement is imminent.
The articles of association of AngloGold Ashanti provide for the following:
• AngloGold Ashanti may in a general meeting elect any person to be a director to fill a casual vacancy;
• The directors have the power to appoint any person as a director, either to fill a casual vacancy or as an addition to the board. The articles of association contain no provision for a maximum number of directors;
• The articles of association contain no provision for directors to hold qualification shares;
• The directors are entitled to remuneration as determined by AngloGold Ashanti, by ordinary resolution in a general meeting;
and
• The directors may, from time to time, borrow or raise sums of money for the purposes of AngloGold Ashanti.
Board sub-committees
To facilitate the activities and deliberations of the board, the board has established a number of sub-committees, comprising members of the board, with written terms of reference governing the powers, functions and activities of each sub-committee. A description of each sub-committee is provided below.
Members of the board committees have access to management and the records of the company, as well as to external professional advisors should the need arise.
The Audit and Corporate Governance Committee
The Audit and Corporate Governance Committee, inclusive of its chairman, comprises four independent non-executive directors as recommended by the JSE Listings Requirements and the Sarbanes-Oxley Act.
As required by the Sarbanes-Oxley Act, the board has resolved that Mr Brayshaw is a financial expert. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines. The board considers it unnecessary for the chief executive officer to attend meetings of the committee, but should rather attend by invitation from the chairman of the committee. The board has, further, considered that the board chairman possesses invaluable experience and knowledge warranting his membership of the committee.
The committee and the Executive Committee consider it unnecessary for the group internal audit manager to report administratively to the chief executive officer, and that she should rather report administratively to the finance director and functionally to the committee. The group internal audit manager has unrestricted access to the chief executive, the board chairman and the chairman of the committee, and is invited to attend and report on her department’s activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with her caliber, experience and integrity, enables her to discharge her duties as required by law and in fulfillment of her obligations to the company. The function, duties and powers of the internal audit function, for which the group internal audit manager is responsible, are governed by a formal internal audit charter that has been approved by the committee.
The committee meets regularly with the external audit partner, the group’s internal audit manager and the executive officer:
corporate accounting, to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

The committee is furthermore, responsible for:
•
the appointment and dismissal of the external auditors; determining and approving external auditors’ fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and pre-
approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee;
•
overseeing the internal audit function; receiving regular report back from the group internal audit manager; appointment and dismissal of the group internal audit manager;
• assessing and reviewing the company’s risk management framework; and
• monitoring the group’s corporate governance practices in relation to regulatory requirements and guidelines.
The external auditors also meet with the committee members in the absence of management and the chief executive officer and chief financial officer.
Members of the committee are:
• Colin Brayshaw (chairman);
• Frank Arisman;
• Elisabeth Bradley; and
• Russell Edey.
The committee which met on seven occasions during 2004 was attended by all members except Mrs Bradley and Mr Edey who were each unable to attend one meeting of the committee.
The NYSE rules require that the board determine whether a member of the committee’s simultaneous service on more than three public companies’ audit committees impairs the ability of such a member to effectively serve on a listed company’s audit committee. Mr Brayshaw, the chairman of the committee, is a member of nine other public companies’ audit committees and is chairman of seven of them. Mrs Bradley is a member of four other public companies’ audit committees and is the chairman of one of them. Mr Brayshaw is a retired managing partner and chairman of Deloitte & Touche, while Mrs Bradley, who is semi-
retired, has considerable financial and accounting experience. The board is confident that the experience, caliber and integrity of both Mr Brayshaw and Mrs Bradley, together with their regular attendance and active contribution at meetings of the committee, demonstrate their commitment to the company’s affairs and particularly to the deliberations of the committee.
The Executive Committee
The committee is responsible for overseeing the day-to-day management of the company’s affairs and for executing the decisions of the board. See “Item 6A.: Directors and senior management – Executive committee”. The Operations Committee, responsible for overseeing the operational performance of the company, is a subcommittee of the Executive Committee – see
Other committees below.
The Investment Committee
The committee is responsible for overseeing and reviewing strategic investments of the company. Mr Thompson and Dr Jonah were appointed as additional members of the committee with effect from August 1 and July 26, 2004, respectively.
Members of the committee are:
• Russell Edey (chairman);
• Jonathan Best;
• Elisabeth Bradley;
• Sam Jonah;
• Tony Lea;
• Bill Nairn;
• Simon Thompson; and
• Kelvin Williams.
The committee met on two occasions during 2004. All members, or their designated alternates, attended each meeting of the committee except Mr Best and Mr Williams who were unable to attend one meeting each.

The Market Development Committee
The committee has been established to extend the influence of AngloGold Ashanti as a major global gold company in the development of a broader gold business, both nationally and internationally.
Members of the committee are:
• Elisabeth Bradley (chairman);
• Frank Arisman;
• Bobby Godsell;
• Sam Jonah;
• James Motlatsi;
• Kelvin Williams; and
• Lazarus Zim.
Dr Jonah and Mr Zim were both appointed as additional members to the committee with effect from August 1, 2004. The committee met on four occasions during 2004. All members attended the meetings of the committee except Dr Motlatsi who was unable to attend one meeting of the committee.
The Nominations Committee
The appointment of directors is a matter for the board as a whole but the committee is responsible for determining and recommending suitable candidates to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, and particularly that of the chief executive officer and board chairman.
Members of the committee are:
• Russell Edey (chairman);
• Frank Arisman;
• Elisabeth Bradley;
• Colin Brayshaw;
• James Motlatsi; and
• Tony Trahar.
The committee met on two occasions during 2004. Mr Trahar and Mr Brayshaw were each unable to attend one meeting of the committee.
The Political Donations Committee
The Political Donations Committee comprises three independent non-executive directors and is chaired by the deputy chairman of the board. The committee determines the company’s contribution to the funding of political parties in South Africa in accordance with a formal policy adopted by the board on April 29, 2003 that sets the guiding principles for funding.
Members of the committee are:
• James Motlatsi (chairman);
• Elisabeth Bradley; and
• Colin Brayshaw.
The committee did not meet in 2004, as a decision on funding for both 2003 and 2004 was made in December 2003.
The Remuneration Committee
The Remuneration Committee is responsible for evaluating the performance of the executive directors and executive officers, and setting appropriate remuneration for such officers of the company.
The performances of the executive directors are considered relative to the prevailing business climate, market conditions as well as annual evaluations to assess the level of achievement of key predetermined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. Executive directors have elected to receive no remuneration as directors of the company. The fees of non-executive directors are fixed by shareholders at the annual general meeting, and other than the fees they receive for their participation on board committees and an allowance for traveling internationally to attend board meetings, non-executive directors receive no further payments from the company.

At the commencement of 2004, the following non-executive directors were members of the committee:
• Russell Edey (chairman);
• Colin Brayshaw;
• Nicky Oppenheimer;
• Julian Ogilvie Thompson; and
• Tony Trahar.
Messrs Oppenheimer and Ogilvie Thompson retired from the board of AngloGold Ashanti on April 29, 2004 and from all board committees.
Five meetings of the Remuneration Committee were held in 2004, all of which were attended by Messrs Edey, Brayshaw and
Trahar. Mr Oppenheimer attended 2 of the 3 meetings held prior to his retirement from the committee, while Mr Ogilvie
Thompson attended all three meetings held prior to his retirement from the committee.
All meetings of the committee are attended by the chief executive officer and executive officer: human resources, except when their own remuneration or benefits are being discussed. The services of Deloitte & Touche are retained to act as independent, expert advisors on executive remuneration.
The Safety, Health and Sustainable Development Committee
This committee is tasked with overseeing the company’s performance in respect of safety, health and sustainable development, and for establishing targets in relation to each of these areas. Mr Thompson and Dr Jonah were appointed as additional members of the committee with effect from August 1, 2004.
Members of the committee are:
• Bill Nairn (chairman);
• Bobby Godsell;
• Sam Jonah;
• James Motlatsi; and
• Simon Thompson.
The committee met on four occasions during 2004. All members of the committee attended the meetings except for Mr Godsell who was unable to attend one meeting of the committee while Dr Motlatsi was unable to attend two meetings of the committee.
Employment Equity and Development Committee
The committee is responsible for overseeing the company’s performance in respect of employment equity by taking into account the legal requirements of applicable legislation and monitoring targets set by the company. The committee is also responsible for skills development of employees in a manner that seeks to retain and develop talent, and to provide employees with the opportunity to enhance their skills and knowledge. Mr Zim was appointed as an additional member of the committee with effect from August 1, 2004.
Members of the committee are:
• James Motlatsi (chairman);
• Frank Arisman;
• Bobby Godsell;
• Dave Hodgson;
• Bill Nairn; and
• Lazarus Zim.
The committee met on four occasions during 2004. The meetings were attended by all members of the committee except
Mr Godsell, Mr Nairn and Mr Zim who were each unable to attend one meeting of the committee.
Other committees
In addition to the committees of the board mentioned above, the Executive Committee has established a number of standing committees to oversee the day-to-day management of the company’s affairs.

Operations sub-committee
The objective of this sub-committee is to oversee and monitor the performance of AngloGold Ashanti’s operational activities, implement the strategic objectives of the company and to report to the Executive Committee on important areas of concern.
Members of the sub-committee are appointed by the Executive Committee and include the executive officers responsible for the various regional operations, together with the Executive Officers as detailed above and any senior managers of the company as determined by the executive committee. The sub-committee meets under the chairmanship of the chief operating officer on a regular basis.
Finance committee
This committee, which meets on a regular basis, is chaired by the chief financial officer and comprises a number of executive officers and senior management in the financial and legal fields. It is tasked with monitoring all financial, legal and administrative aspects of the company’s affairs. The company secretary attends meetings of the committee.
Treasury committee
The committee is chaired by an independent director, Mr Brayshaw, and comprises executive officers and senior management in the financial and marketing disciplines. It is responsible for reviewing and evaluating market conditions, treasury operations and future hedging strategies.
Risk management and internal controls
The board has ultimate responsibility for the total risk management process within the group. The board reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management. Management is accountable to the board and has established a group-wide system of internal control to manage significant group risk. This system assists the board in discharging its responsibility for ensuring that the wide range of risks associated with the group’s global operations are effectively managed in support of the creation and preservation of shareholder wealth. The risk management policies are communicated to all relevant employees.
A full review of the risk, control and disclosure processes is undertaken annually to ensure that all additional requirements are incorporated into the system in the future. The systems are in place and the focus is on ensuring that the requirements of the
King Code and the Sarbanes-Oxley Act are complied with timeously. In conducting its annual review of the effectiveness of risk management, the board considers the key findings from the ongoing monitoring and reporting process, management assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile, and considers whether the control system, including reporting, adequately supports the board in achieving its risk management objectives. The board furthermore, receives assurance from the Audit and Corporate Governance Committee, which derives its information, in part, from regular internal and external audit reports on risk and internal control throughout the group.
The company has a sound system of internal control, based on the group’s policies and guidelines, in all material subsidiaries and joint ventures under its control. In respect of those entities in which AngloGold Ashanti does not have a controlling interest, the directors who represent AngloGold Ashanti on the boards of these entities seek assurance that significant risks are being managed. The board is satisfied that there is an ongoing process for identifying, evaluating and managing the significant risks and internal controls faced by the group and if any weaknesses are identified, these are promptly addressed.
The company’s chief executive and chief financial officers are both required, in terms of the Sarbanes-Oxley Act, to certify on
Form 20-F that its financial statements present a true and fair view, in all material respects, of the company’s financial position, cash flows and operational results, in accordance with relevant accounting standards. The certificates further provide that both officers are responsible for establishing and maintaining disclosure and internal controls and procedures for financial reporting.
The certification process is pre-approved by the board of directors prior to filing of the Form 20-F with the SEC.
The following policies pertaining to directors and senior management are available on the company’s website:
www.AngloGoldAshanti.com under About -> Corporate Governance -> Guidelines:
•
Board charter;
•
Policy on political donations;
•
Directors’ induction policy;
•
Fit and proper standards for directors and company secretaries policy;
•
Professional advice for directors policy;
•
Insider trading policy;
•
Code of ethics;
•
Code of ethics for the chief executive officer, principal financial officer and senior financial officers;
•
Confidential reporting policy; and
•
Disclosures policy.

6D. Employees
AngloGold Ashanti is a significant employer in the global mining industry and is committed to upholding the Fundamental
Rights Conventions of the International Labor Organization. Accordingly, the company seeks to ensure the implementation of fair employment practices group-wide.
Following the Business Combination between AngloGold and Ashanti on April 26, 2004, 65,400 people worked at AngloGold
Ashanti (calculated on a monthly average basis post the Business Combination) in 2004. This figure comprises 50,737 employees and 14,663 contractors. As at December 31, 2003, this number was 55,439. The average number attributable employees in the AngloGold Ashanti group over the last 3 financial years was:
2002                             2003                           2004
South Africa
47,602                          48,078                        45,200
Argentina
413                               690                             791
Australia
599                               540                             455
Brazil
2,243                            2,666                          2,686
Ghana
-                                    -
8,855
Guinea
-                                    -
2,335
Mali
1,071                            1,297                          1,413
Namibia
344                               387                             251
Tanzania
861                            1,040                          2,258
USA
909                               741                             411
Zimbabwe
-                                    -
745
Total
54,042                          55,439                        65,400
South African employee numbers includes corporate office and health services employees.
For details of employees, including outside contractors, by geographical region, see “Item 4B.: Business overview – Products, operations and geographic locations”.
Employees and other stakeholder engagement
The company has in place a variety of strategies and structures that are designed to promote constructive engagement with employees and other stakeholders. These strategies and structures are further developed and adapted from time to time to meet variations in legislation, operational requirements and to accommodate changing circumstances. Management and employee representatives meet in formal and informal forums at company and operational levels to share information and to address matters of mutual interest.
Unions and collective bargaining
It is the aim of AngloGold Ashanti, to have constructive relations with representative and recognized unions and associations and industry forums representing employees. Management/Union relationships are governed by negotiated agreements in respect of most of the group’s workforce, with 83.5 percent of the global workforce represented by recognized trade unions or catered for through collective bargaining processes.
South African operations
The South African gold mining industry continues to remain labor intensive, with 92.7 percent of all employees either represented by unions or catered for by the agency shop agreement – an agency shop agreement exists across the lower level bargaining unit within the company. The Labor Relations Act entrenches the rights of employees to belong to trade unions and the rights of trade unions to have access to the workplace. It also guarantees the right to strike and the right to participate in secondary strikes in certain prescribed circumstances. The right to picket has also been recognized. This Act recognizes the right of employees to participate in the decision-making of companies by providing for the compulsory establishment of workplace forums to represent the interests of employees where a company employs more than 100 employees. The range of issues on which the workplace forum must be consulted includes restructuring of the workplace, partial or total plant closures, mergers and transfers of ownership, insofar as these affect employees, and terminations. The effect of the promulgation of amendments to specific labor laws in 2002 is predominantly visible in the requirement for a more consultative retrenchment process as well as the broadening of the definition of an “employee” under the legislation. In addition to compliance with a spectrum of labor legislation, further compliance is necessary with the newly released Mining Charter.

The implementation of the Labor Relations Act’s provisions have not had, and management believes will continue not to have, a material adverse effect on AngloGold Ashanti’s cost of labor and consequently on its results and financial condition, although there can be no assurance of this. See “Item 3D.: Risk factors – Labor disruptions could have an adverse effect on operating results and financial condition”. With the highly regulated South African market, the costs of employment are substantial and labor costs at AngloGold Ashanti’s South African operations constituted approximately half of South African production costs in
2004.
The four unions that are recognized are the National Union of Mineworkers (NUM), the United Associations of South Africa
(UASA), Mineworkers Solidarity and the South African Equity Workers’ Association (SAEWA), representing respectively
72.2 percent, 11 percent, 2.6 percent and 0.8 percent of employees in the region.
Two significant agreements were entered into with the National Union of Mineworkers during the year:
on January 30, 2004, a Procedural Agreement relating to the Vaal River operations was concluded. The agreement, which will serve as a guide for the interaction between management and the union, was concluded after a process of negotiation, and replaces the Vaal River Record of Understanding (the previous Recognition Agreement) which was concluded on July 3, 1998. A recognition agreement is the highest form of agreement between the union and management at an operational level;
also on January 30, 2004, agreement was reached on the Constitution of the Board of Governors of the Vaal River
Operations’ Residences, which allows residents to participate in the decision-making at the residences.
The 2003/2004 wage agreements, concluded in 2003 for a two-year period, remained in place during the year. These resulted in:
the second year’s increase of 7 percent in terms of the 2003/2004 Wage Agreement for Category 3 to 8 employees with
NUM being effective on July 1, 2004. Annual leave also increased from 29 to 30 days, and the company’s contributions to the Mineworkers’ Provident Fund increased from 13.5 percent to 13.9 percent;
the second year’s increase of 7 percent agreed with NUM, UASA and Solidarity as part of the 2003/2004 Wage
Agreement for Miners and Artisans was effective from June 20, 2004; and
•
•
•
•
•
the 2003/2004 Wage Agreements for Officials entered into between management , NUM and UASA in terms of which the parties agreed that, with effect from January 1, 2004, employees covered by these agreements received a 9 percent increase, of which 8 percent was guaranteed to all employees and 1 percent distributed based on individual performance during 2003.
In addition, other agreements are in place which regulates any process of restructuring, namely, a retrenchment agreement entered into with NUM and UASA, as well as a restructuring/redeployment agreement entered into with Solidarity, UASA and
SAEWA. A social plan framework agreement is currently being negotiated with the NUM.
In South Africa, the industrial relations climate can currently be described as constructive and stable, with no days lost due to strike action. During the year, disputes have been declared by NUM regarding grading issues pertaining to machine operators and the introduction of additional screening tests for new recruits. These disputes are being addressed through ongoing communication and facilitation.
AngloGold Ashanti, NUM and UASA signed a six month agreement on wages and conditions of employment for officials. The agreement, which was effective from January 1, 2005, provided for a 5 percent salary increment with an additional merit component of 0.5 percent based on individual performance. This agreement expired on June 30, 2005 and negotiations for officials are being dealt with at the Chamber of Mines level.
Employment equity and development: In October 2004, AngloGold Ashanti submitted its fourth annual employment equity report to the Department of Labor on progress made with the implementation of the company’s employment equity plan in respect of its South African operations. The 2004 report indicates that continued progress has been made year-on-year.
Notably AngloGold Health Services, which has in the past submitted its own report, has now been included in the 2004 figures in the table below, and will be reported as such from now on. The employment equity governance structures and monitoring processes have been entrenched at company and business unit levels. A Mining Charter Steering Committee has been established to lead and direct the overall process of compliance with the charter. An external audit on progress of equity issues was undertaken in 2004. The external employment equity audit noted substantial progress in terms of employment equity.

The audit report highlighted the following findings:
61% of the identified risk areas were satisfactorily resolved, the challenge is to ensure that these achievements are sustained particularly training and career development, talent retention and performance management; and
•
•
35% of the risk areas were in progress, these include performance management for lower levels, underground toilets for women, mentoring and diversity awareness programs.
Argentina
In Argentina, at Cerro Vanguardia, employees are organized into self-managed groups, with no threat of industrial action during 2004.
Australia
The Australian operations are not unionized and no industrial action took place during 2004. Management/worker communication is encouraged.
Brazil
At AngloGold Ashanti Mineração, programs are in place to provide employees with the opportunity to raise issues with management on a regular basis. No industrial action was experienced during 2004.
Ghana
The Ghana Mineworkers’ Union represents about 87 percent of the total labor force and all non-supervisory employees in this region. In addition, a Mine Standing Negotiations Committee provides a consultative platform for management and branch unions to discuss issues of common interest. The union is also represented on the divisional board of the Ashanti company.
No industrial action was experienced in Ghana during 2004, however employee concerns relating to the AngloGold Ashanti
Business Combination and, in particular, payouts to senior employees in terms of share options at that time, have surfaced and are being dealt with.
Guinea
At Siguiri, Union recognition, industry collective bargaining arrangements and/or employee represented works councils are in place, with the entire workforce being represented.
Mali
At the Morila, Sadiola and Yatela mines, all employees are represented by the Mining Industry Union (SECNAMI), and although there are no specific recognition agreements, regular participatory meetings take place. The mining industry is still relatively new in Mali and the industrial relations movement is undergoing a natural growth process. The company is currently contributing towards a commission that is rewriting and modernizing labor legislation, which is likely to assist in the management of labor relations and building relations with the unions in future. Safety representative committees and joint health and safety structures exist to manage safety and health on the mines. Communication forums with local management level employees are held on a monthly basis.
Although no industrial action was experienced at the Sadiola mine, the Morila mine experienced a three day strike in
March 2004. This was as a result of a two-year dispute regarding the legal obligation of the company to pay a bonus scheme
(prime de rendement). The dispute was resolved in November 2004. At Yatela, operations were impacted when the mining contractor, Moolman Brothers, experienced two strikes in 2004. The first strike lasted for three days (a sympathy strike with employees at Morila) and the other for seven days (as a result of a dispute relating to conditions of employment). Both disputes were resolved through negotiation.
Namibia
At the end of 2003, Navachab mine terminated its relationship with its mining contractor and transferred to owner mining. This entailed the employment of approximately 150 employees and the alignment of labor practices with local legislation. A recognition agreement is in place, signed with the Mineworkers Union of Namibia (MUN), and the union bargains with the company on behalf of all employees in the A2 to C1 Paterson bands. Approximately 75% of the workforce are members of
MUN. A committee from MUN meets regularly with management and during 2004 no industrial action was experienced. In addition, safety representative committees and joint health and safety structures are in place.

Tanzania
At Geita, an access agreement and code of conduct has been entered into with the Tanzanian Mining and Construction
Workers Union (TAMICO). To date, 22 percent of employees have joined the union; a formal recognition process will commence only once the union has sufficient representation. Monthly meetings are held between senior and junior staff representative councils and the general manager. In addition, safety representative committees and joint health and safety structures are in place and a monthly consultative meeting is held with all senior staff to discuss the mine’s performance and other operational issues. The mining contractor at Geita mine, DTP, experienced a seven day strike relating to union recognition. Whilst the majority of employees returned to work, 207 employees were dismissed by the contractor.
USA
In the USA, the workforce is not unionized. Communication with and participation by employees in management forums is encouraged. No incidences of industrial action were experienced during 2004.
Zimbabwe
The Freda-Rebecca mine was sold with effect from September 1, 2004. At the time of sale, there were 745 people employed at the mine.
6E. Share
ownership
Share ownership of directors
Directors held the following number of ordinary shares of the company at December 31, 2004 and 2003, which did not individually or in the aggregate exceed 1 percent of the company's issued ordinary share capital:
December 31, 2004
December 31, 2003
Beneficial
Beneficial
Beneficial
Beneficial
Direct
Indirect
Non-
beneficial
(1)
Direct
Indirect
Non-
beneficial
(1)
Executive directors
J G Best
–
–
–
–
–
–
R M Godsell
460
–
–
460
–
–
D L Hodgson
–
430
–
–
430
–
Dr S E Jonah
6,297
–
–
–
–
–
K H Williams
–
920
–
–
920
–
Total                                                            6,757
1,350
460
460
1,350
–
Non-executive directors
F B Arisman
–
2,000
–
–
2,000
–
Mrs E le R Bradley
–
23,423
26,027
–
23,423
33,027
C B Brayshaw
–                        –
–
–
–
–
R P Edey
–                  1,000
–
–
1,000
–
A W Lea
–                        –
–
–
–
–
Dr T J Motlatsi
–                        –
–
–
–
–
W A Nairn
–                        –
–
–
–
–
J Ogilvie Thompson
(2)
–                        –
–
–
–
478
N F Oppenheimer
(2)
–                        –
–
–
–
8,726
S R Thompson
–                        –
–
–
–
–
A J Trahar
–                        –
–
–
–
–
P L Zim
–                        –
–
–
–
–
Total                                                                  –
26,423
26,027
–
26,423
42,231

December 31, 2004
December 31, 2003
Beneficial
Beneficial
Beneficial
Beneficial
Direct
Indirect
Non-
beneficial
(1)
Direct
Indirect
Non-
beneficial
(1)
Alternate directors
D D Barber
–
–
–
–
–
–
A H Calver
–
46
–
–
46
–
P G Whitcutt
–
–
–
–
–
–
Total –
46
–
–
46
–
Grand Total
6,757
27,819
26,027
460
27,819
42,231
(1)
The director derives no personal benefit from the ordinary shares declared, for example by holding the ordinary shares in trust for another.
(2)
Resigned April 29, 2004.
As of July 7, 2005, there has been no change in the directors’ ownership of ordinary shares, set forth above.
Share ownership of executive officers
Under the Listings Requirements of the JSE, AngloGold Ashanti is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers in the share capital of AngloGold Ashanti. However, to the best of its knowledge, AngloGold Ashanti believes that AngloGold Ashanti ordinary shares held by executive officers, in aggregate; do not exceed 1 percent of the company's issued ordinary share capital. See “Item 6E.: Share ownership – Share ownership of directors” for details of ordinary shares held by executive directors.
AngloGold Limited Share Incentive Scheme, Bonus Share Plan and Long-Term Incentive Plan
AngloGold Ashanti awards options and/or shares to its employees, the purpose of which is to provide an incentive to executive directors, executive officers and managers to identify more closely with the fortunes of the group and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire ordinary shares in the company.
Employees participate in the scheme to the extent that they are granted options and/or shares and accept them.
Under the terms of the AngloGold share incentive scheme, which was approved by the shareholders at the general meeting held on June 4, 1998 and the Bonus share plan and Long-term incentive plan (incentive plans) which were approved by the shareholders at the annual general meeting held on April 29, 2005, up to 2.75 percent of AngloGold Ashanti’s ordinary shares in issue may be allocated to eligible scheme participants. As of December 31, 2004 and 2003, this equated to 7,272,730 and
6,136,249 ordinary shares, respectively.
At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant from 300,000 to 5 percent of the 2.75 percent attributable to all schemes and plans adopted by shareholders (or 0.1375 percent of the total number of ordinary shares in issue at any one time). As of December 31, 2004 and 2003, the number of shares which may be acquired by any one participant in aggregate, restated to take cognizance of the amendment approved by shareholders, equates to 363,637 and
306,813 ordinary shares, respectively.
Non-executive directors are not eligible for participation in the AngloGold share incentive scheme and incentive plans.
All options which have not been exercised within ten years from the date on which they were granted automatically lapse, unless otherwise stated.
AngloGold share incentive scheme
The scheme provides for the vesting of options, based on two separate criteria:
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
Time related options vest over a five year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year five.
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
Following the approval by shareholders at the annual general meeting to be held on April 29, 2005 to the introduction of the
Long-Term Incentive Plan and the Bonus Share Plan, no further performance related options will be granted and all options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under this criteria may be exercised or will lapse.
AngloGold incentive plans
Bonus share plan (BSP) awards will be made to executive directors, executive officers and other management groups. The first awards, in the form of options, will be made in 2005. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. Options granted vest in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting.
Long-term incentive plan (LTIP) awards will be made to executive directors, executive officers and selected senior management. The first awards, in the form of options, will be made in 2005. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Options granted vest three years after date of grant, to the extent that the performance conditions under which the options were granted, are met.
The movement in respect of options granted and the ordinary shares issued as a result of the exercise of options during the period January 1, 2004 to December 31, 2004 was as follows:
Options
Time
related
Performance
related
Total
Average exercise
price per ordinary
share
Ordinary shares
issued
At January 1, 2004
1,603,660
2,316,300
3,919,960
R203.96
2,047,340
Movements during year
– Granted
–
1,201,000
1,201,000
R227.01
– Exercised
192,800
–
192,800
R115.58
192,800
– Lapsed – terminations
19,800
91,400
111,200
R235.59
At December 31, 2004
1,391,060
3,425,900
4,816,960
R212.69
2,240,140
During the period January 1, 2005 to and including July 7, 2005, no options were granted; 149,600 options at an average price of R122.38 per share were exercised and 81,000 options at an average price of R244.35 per option lapsed.
Option ownership of directors, executive officers and management
Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose the option ownership of individual directors. Under those requirements, AngloGold Ashanti is not required to, and it does not otherwise, disclose option ownership of individual executive officers and senior management.

The table below shows the movement in respect of options held by executive directors on an individual basis, and by executive officers and managers, each as a group, during 2004. Non-executive directors are not eligible to participate in the scheme and therefore own no options:
Executive
directors
R M
Godsell
J G Best
D L
Hodgson    S E Jonah
K H
Williams
Total
*
Executive
officers
* Other
managers
Total
Granted as at January 1, 2004
Number                                             210,300
58,800 84,600 – 91,100 444,800 287,860 3,187,300
3,919,960
Average exercise price per
shares – R
131.27          171.38
166.27 – 141.00
145.22          181.80         214.16
203.96
Granted during year
Number
14,000          12,000
8,000 50,000 8,000
92,000          57,600
1,051,400
1,201,000
Average exercise price per
share – R
228.00 228.00 228.00 221.00 228.00 224.20 228.00 228.00
227.71
Exercised during year
Number                                                       –
– – – 40,100 40,100 14,600 138,100
192,800
Average exercise price per
share – R
– – – – 104.00 104.00 116.20 118.88
115.58
Average market price per share
at date of exercise – R
– – – – 283.03 283.03 265.39 272.16
273.91
Pre-tax gain at date of exercise
– R value – – – – 7,178,916
7,178,916     2,178,212    21,168,311   30,525,439
– R per share – – – – 179.03 179.03 149.19 153.28
158.33
Lapsed during year
Number
–                 –
– –
–                  –                 –
111,200
111,200
Average exercise price per
share – R
–                 –
– –
–                  –                 –
235.59
235.59
Held as at December 31, 2004
Number                                               224,300
70,800 92,600 50,000 59,000 496,700 330,860 3,989,400
4,816,960
Average exercise price per
share –
R
137.31         180.98
171.60 221.00 177.94
163.18        192.74          220.51
212.69
Latest expiry date
Nov.1,
2014
Nov.1,
2014
Nov.1,
2014
May 1,
2014
Nov.1,
2014
Nov.1,
2014
Nov.1,
2014
*
During the year, six senior managers were promoted to executive officers resulting in 112,460 options at an average strike price of R174.64 per option being transferred from the opening balance under “other manager” to the opening balance under “executive officers”.

Item 7: Major shareholders and related party transactions
Overview
Description of AngloGold Ashanti’s share capital
AngloGold Ashanti’s share capital consists of three classes of stock:
•   Ordinary shares, par value 25 cents each (the “ordinary shares”);
•   A redeemable preference shares, par value 50 cents each (the “A preference shares”); and
•   B redeemable preference shares, par value 1 cent each (the “B preference shares”).
There was no change to the authorized share capital of the company during 2004.
The authorized and issued share capital of AngloGold at December 31, 2004, is set out below:
Title of class
Authorized
Issued
Ordinary shares 400,000,000 264,462,894
A preference shares 2,000,000 2,000,000
B preference shares 5,000,000 778,896
All the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti. For a discussion of rights attaching to the ordinary shares, the A redeemable preference shares and the B redeemable preference shares, see “Item 10B.: Memorandum and Articles of
Association”.
The following are the movements in the issued ordinary share capital from the beginning of the accounting period to the date of this report:
2004                                      2003                                         2002
Issued
Number of
ordinary
shares
Rand
Number of
ordinary
shares
Rand
Number of
ordinary
shares
Rand
At January 1,
223,136,342    55,784,086    222,622,022     56,655,506   215,268,116     53,817,029
Issues during year
Issue of shares in terms of
Normandy top-up facility
(1)
– – – – 127,156 31,789
Normandy share-swap
(1)
– – – – 6,403,236 1,600,809
AngloGold odd-lot offer
(2)
                                             –
– – – 278,196 69,549
Business Combination with Ashanti
– share-swap 38,400,021 9,600,005
– regulatory shares 2,658,000 664,500
– exercise of warrants 75,731 18,933
Exercise of options by participants in the
AngloGold Share Incentive Scheme 192,800 48,200 508,020 127,005 478,720 119,680
Acacia Employee Option Plan – – 6,300 1,575 66,598 16,650
At December 31, 264,462,894     66,115,724   223,136,342       55,784,086  222,622,022      55,655,506
(1)
Arising from an offer by AngloGold to shareholders of Normandy Mining Limited to acquire the entire issued share capital of Normandy. As acceptances in respect of this offer constituted only 7.16 percent of Normandy’s issued share capital, with no possibility of AngloGold obtaining majority control of Normandy, the offer closed on January 18, 2002. The company’s holding of Normandy shares was disposed of in January 2002 and the proceeds applied towards repaying debt owed by the AngloGold group.
(2)
On November 11, 2002, AngloGold issued a circular to shareholders in which, inter alia, an offer was made to shareholders with holdings of less than 50 ordinary shares (pre sub-division) in AngloGold (“odd-lots”) to either increase their odd-lot holdings to 50 ordinary shares (pre sub-division), retain or sell their odd-lot holdings. The rationale behind the offer was to reduce the substantial administrative costs connected with the large number of odd-lot shareholders
(approximately 15,555 shareholders) in an equitable manner. The odd-lot offer was not available to holders of AngloGold ADSs and CDIs and to shareholders whose registered addresses were, or who were located, in the United States or to shareholders who were US persons.
During the period January 1, 2005 to and including July 7, 2005, 149,600 ordinary shares were issued at an average issue price of R122.38 per share, resulting in 264,612,494 ordinary shares being in issue at July 7, 2005.

7A. Major
shareholders
According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, more than 5 percent of the ordinary share capital of the company:
Ordinary shares held at
December 31, 2004
December 31, 2003
December 31, 2002
Shareholder                                           Number
%
voting
rights
Number         %
voting
rights
Number           %
voting
rights
Anglo American plc 134,788,099 50.97 121,502,197 54.45 114,457,368 51.41
The Bank of New York* 45,217,297 17.10 36,753,386 16.47 39,879,957 17.91
*
Ordinary shares held through various custodians in respect of American Depositary Shares issued by The Bank of New York. At December 31, 2004 the number of persons who were registered holders of ADSs was reported at 4,822. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of
ADSs or the number of ADSs beneficially held by these persons.
The company’s major shareholders have the same voting rights as other holders of AngloGold Ashanti ordinary shares and do not have any different or special voting rights.
As at December 31, 2004, there were 17,657 holders of record of AngloGold Ashanti ordinary shares. Of these holders 403 had registered addresses in the United States and held a total of 215,853 ordinary shares, approximately 0.0816 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.
At July 7, 2005, Anglo American plc held 134,788,099 ordinary shares, representing 50.94 per cent of the issued share capital while 46,119,715 ADSs, or approximately 17.43 percent of the total issued ordinary share capital, were issued and outstanding and held of record by 4,687 registered holders.
Insofar as is known to AngloGold Ashanti, except as described below, as of December 31, 2004 there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.
All the issued A and B preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti’s wholly-owned subsidiary. The articles of association of AngloGold Ashanti provide that the A redeemable preference shares and the
B redeemable preference shares are not transferable.
Relationship with Anglo American plc (AA plc) and its subsidiaries
AA plc is the largest shareholder of AngloGold Ashanti with an equity interest and voting rights of 50.97 percent as at
December 31, 2004 (2003: 54.45 percent). Currently, five members of the board of directors of AngloGold Ashanti are affiliated with AA plc. AA plc has informed AngloGold Ashanti that it does not currently intend to have more than five members affiliated with AA plc on the AngloGold Ashanti board of directors at any time. However, currently there is no agreement between AngloGold Ashanti and AA plc concerning membership on the AngloGold Ashanti board of directors by AA plc.
AngloGold Ashanti is an important strategic investment for AA plc as it represents AA plc’s principal investment in the global gold industry. AngloGold Ashanti is an operating gold company independent of AA plc to the extent that:
•   The management is remunerated by AngloGold Ashanti and incentivized by an AngloGold Ashanti share incentive scheme;
•   A majority of AngloGold Ashanti’s board of directors are non-executive directors and, including AngloGold Ashanti’s non-
executive chairman, 50 percent of these non-executive directors are not affiliated with AA plc;
•   AngloGold Ashanti has the management, financial capacity and resources to carry out all aspects of its ongoing business activities independent of AA plc;
•    Where appropriate, AngloGold Ashanti may purchase selected specialized services from AA plc on normal commercial and arm’s length terms. However, any such contract with AA plc is subject to the approval of a board sub-committee consisting entirely of AngloGold Ashanti directors independent of AA plc; and
•   AngloGold Ashanti has no service agreements or other contracts in terms of which any turnover or profit related fees are payable to AA plc.

Anglo American Corporation (AAC), a wholly-owned subsidiary of AA plc, has the right to participate in future profits of certain greenfield mineral rights that were transferred by AAC to AngloGold at the time of its formation. No value can be attached to these greenfield mineral rights, until such time as these rights are developed.
7B. Related
party
transactions
At December 31, 2004, AA plc and its subsidiaries held an effective 50.97 percent interest in AngloGold Ashanti. In 1997, AAC controlled the board of directors and provided various managerial, technical and administrative services as and when required by the company under the terms of a service agreement. This service agreement was cancelled at the end of the first quarter of 1998.
Related party transactions are concluded on an arm’s length basis. The group had the following transactions with related parties during the years ended December 31, 2004, 2003 and 2002:
December 31, 2004
December 31, 2003
December 31, 2002
(in millions)
Purchases
from
related
party
$
Amounts
owed to
related
party
$
Purchases
from
related
party
$
Amounts
owed to
related
party
$
Purchases
from
related
party
$
Amounts
owed to
related
party
$
Related party transaction with holding company AA plc
5
-
2
-
2
-
Related party transactions with subsidiaries of AA plc
Boart Longyear Limited – mining services
9
1
10
1
9
–
Mondi Limited – forestry
16
2
11
1
18
(1)
1
Scaw Metals – A division of Anglo Operations Limited – steel and engineering
14
1
12
1
11
1
Anglo Coal – a division of Anglo Operations Limited
1
-
-
-
-
-
Related party transactions with associates
Rand Refinery Limited – gold refinery
-
-
2
-
2
-
45
4
37
3
42
2
Related party transactions of equity accounted joint ventures
Société d’Exploitation des Mines d’Or de Sadiola S.A.
2
-
2
-
-
-
Société d’Exploitation des Mines d’Or de Yatela S.A.
2
-
-
-
-
-
Société des Mines de Morila S.A.
-
-
1
-
-
-
(1)
Includes $10 million as settlement by AngloGold of a claim in respect of an alleged breach of contract.
Since January 1, 2005, AngloGold Ashanti has not been, and as of the date of this annual report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest. In addition, no such persons had any indebtedness to AngloGold Ashanti during this period, and as of the date of this annual report.
7C.
Interests of experts and counsel
Not applicable.

Item 8: Financial information
8A. Consolidated
financial statements and other financial information
See “Item 18: Financial statements”.
Legal proceedings
No director or officer of AngloGold Ashanti has either a direct or indirect position adverse to AngloGold Ashanti.
There are no legal or arbitration proceedings, including any such proceedings which are active, pending or threatened against, or being brought by or against AngloGold Ashanti or any member company of AngloGold Ashanti, of which AngloGold Ashanti is aware, which may have a significant effect on the financial position, results of operations or liquidity of AngloGold Ashanti, or which have had such an effect since January 1, 2004.
The company is involved in the following cases:
In South Africa, a claim of approximately R5 million ($780,000) is due to be heard in the Bloemfontein High Court in
May/June 2005, relating to claims brought against the company for allegedly polluting water bodies near Wesselbron in the Free State Province. The cost of litigation and any settlement will be paid out of an amount set aside by the Harmony
Gold Mining Company Limited in terms of the sale agreement between AngloGold and the former ARMgold and Harmony in respect of the sale of AngloGold’s Free State assets. AngloGold Ashanti intends to dispute these claims in court;
In the USA, two civil cases brought against the company in 2000 and 2001 by the Sierra Club and the Minerals Policy
Center for allegedly exceeding certain permit water quality standards or lack of permits for certain identified flows (in terms of the Clean Water Act) at the CC&V mine continues. In 2002, the company reported that it had entered into two settlements with the US Environmental Protection Agency and the State of Colorado. The federal court has scheduled a hearing in August 2005 wherein a determination could be made of claims that would be allowed to proceed to trial. No trial date has been scheduled; and
The former Ashanti Goldfields Company Limited, Sam Jonah (formerly Ashanti’s Chief Executive and Group Managing
Director) and Mark Keatley (Ashanti’s former Chief Financial Officer) have been named as defendants in a consolidated class action under the United States federal securities laws in the United States District Court for the Eastern District of
New York alleging nondisclosures and misstatements concerning Ashanti’s hedging position and program. The plaintiffs contend that Ashanti’s and the individual defendants’ actions violated Sections 10(b) and 20(a) of the Securities Exchange
Act and Rule 10b-5 promulgated thereunder. Two of the proposed class actions that were consolidated purported to be brought on behalf of investors who purchased Ashanti shares during the period July 28, 1999 through October 5, 1999, while the third purported to be brought on behalf of investors who purchased Ashanti shares during the period April 21,
1997 through October 5, 1999. Negotiations are in progress to settle this litigation out of court however, there is no guarantee that a settlement can be reached in a manner satisfactory to the parties involved.
Dividend policy
Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial performance. Dividends are recognized when declared by the board of directors of AngloGold Ashanti. Dividends declared to foreign stockholders are not subject to the approval by the South African Reserve Bank (SARB). Dividends are
freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. In situations where a South African company has a calculated tax loss without a concomitant accounting loss, the
SARB requires that a notional tax charge be deducted from current profits before the profit available for distribution to stockholders is determined.
AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the
Board’s ongoing assessment of AngloGold Ashanti’s earnings, financial condition, including its cash needs, future earnings prospects and other factors.
8B. Significant
changes
None.

Item 9: The offer and listing
9A.
Offer and listing details
The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti’s ordinary shares on the JSE and for its sponsored ADSs on the NYSE:
JSE
(1)
NYSE
(2)
High
Low
High
Low
Year ended December 31
(South African cents per ordinary share)
(US dollars per ADS)
Annual information
2000
19,250                              9,300                             28.69                          12.25
2001
24,800                            10,420                             22.34                          13.15
2002
34,700                            20,000                             35.33                          17.62
2003
33,900                            19,100                             49.95                          27.10
2004
31,900                            18,620                             48.25                          29.91
Quarterly information
2003
First quarter 33,900                            21,200                             38.69                         27.10
Second quarter 26,500                            19,100                             33.56                         27.22
Third quarter 30,700                            23,000                             41.57                         29.89
Fourth quarter 31,800                            24,150                             49.95                         35.83
2004
First quarter 31,900                            25,701                             48.25                         38.99
Second quarter 27,150                            19,205                             42.69                         29.91
Third quarter 25,400                            18,620                             38.99                         29.97
Fourth quarter 25,750                            19,901                             42.40                         35.15
Monthly information
January 2005 21,399                            18,700                             35.76                         31.75
February 2005 21,799                            19,552                             36.82                         31.27
March 2005 24,500                            20,378                             39.00                         33.90
April 2005 22,500                            19,210                             35.48                         31.38
May 2005 23,000                            19,000                             34.39                         30.50
June 2005 24,500                            22,505                             36.60                         32.64
(
1)
The JSE share price information has been adjusted to give effect to the two-for-one stock split which took effect from the close of business on December 24,
2002.
(2)
Prior to December 24, 2002, each ADS represented 0.5 of one ordinary share. With effect from the close of business on December 24, 2002, each ADS represents one ordinary share.
See “Item 7A.: Major shareholders” for number of ADSs outstanding at December 31, 2004.
9B.      Plan
of
distribution
Not applicable.

9C. Markets
Nature of trading market
Prior to June 29, 1998, the date on which AAC’s gold mining interests were consolidated into a single, focused, independent, global gold mining company, ordinary shares of AngloGold (formerly Vaal Reefs) were listed on the Johannesburg Stock
Exchange (JSE), the London Stock Exchange (LSE) and the Paris bourse, were quoted in Brussels in the form of International
Depositary Receipts and were listed under grandfathered unsponsored American Depositary Receipts (ADR) programs on the
Nasdaq SmallCap Market. Shares of Freegold, Western Deep Levels and Southvaal were also listed under grandfathered unsponsored ADR programs on the Nasdaq SmallCap Market. Historically, the principal trading market for such shares (as well as for shares of Freegold, Western Deep Levels and Southvaal) had been the JSE and Nasdaq. As part of the consolidation, shares of AngloGold, Freegold, Western Deep Levels and Southvaal were delisted from Nasdaq and shares of all participating companies were delisted from the JSE.
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
On April 26, 2004, the Business Combination with Ashanti became effective, at which time, AngloGold changed its name to
AngloGold Ashanti Limited. Following the Business Combination, the company’s ordinary shares were listed on the Ghana
Stock Exchange (GSE). In addition, Ghanaian Depositary Shares (GhDSs) were listed on the GSE each representing one-
hundredth of an ordinary share and evidenced by GhDSs issued by NTHC Limited (as Depositary) under a program sponsored by AngloGold Ashanti.
9D.          Selling
shareholders
None.
9E.          Dilution
None.
9F.
Expenses of the issue
None.

Item 10: Additional information
10A.    Share
capital
AngloGold Ashanti's Ordinary Shares and Preference Shares
AngloGold Ashanti’s authorized share capital is ZAR101,050,000, consisting of three classes of shares: ordinary shares of par value ZAR0.25 each, A redeemable preference shares of par value ZAR0.50 each and B redeemable preference shares of par value ZAR0.01 each. The ordinary shares and the A redeemable preference shares have voting rights, while the
B redeemable preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the Articles of Association for cumulative voting. There is no limitation imposed by the
Articles of Association or by South African law on the rights of any persons, including non-residents, to own AngloGold Ashanti ordinary shares or to exercise voting rights in respect of AngloGold Ashanti ordinary shares. AngloGold Ashanti’s authorized and issued share capital as of December 31, 2004 and July 7, 2005 (being the latest practicable date prior to the publication of this document) is set out below:
Issued
Title of Class
Authorized
July 7, 2005
December 31, 2004
Ordinary shares 400,000,000 264,612,494 264,462,894
A redeemable preference shares 2,000,000 2,000,000 2,000,000
B redeemable preference shares 5,000,000 778,896 778,896
All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.
All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited,
AngloGold Ashanti’s wholly-owned subsidiary. AngloGold Ashanti’s Articles of Association provide that the A redeemable preference shares and B redeemable preference shares are not transferable.
AngloGold Ashanti is incorporated under the laws of South Africa and the rights of its shareholders are governed by the South
African Companies Act 61 of 1973, as amended, the South African Securities Regulation Code on Take-Overs and Mergers
and the Listings Requirements of the JSE, as well as AngloGold Ashanti’s Articles of Association. AngloGold Ashanti is
registered in South Africa with registration number 1944/017354/06.
At the annual general meeting of AngloGold Ashanti held on April 29, 2004, ordinary resolutions relating to the grant of a general authority to the directors to allot and issue authorized but unissued AngloGold Ashanti shares and to allot and issue unissued AngloGold Ashanti shares for cash were withdrawn after certain shareholders had indicated that, in light of increased concerns about corporate governance, they wished to limit the authority of the directors to allot and issue authorized but unissued shares and to issue shares for cash, beyond the limitations which had been customary in the past. At that meeting it was intimated that a general meeting of shareholders would be convened to consider alternative resolutions relating to the authority of directors to allot and issue unissued AngloGold Ashanti Shares.
At a general meeting of shareholders held on June 29, 2004, its shareholders approved:
1
by specific authority, the authorization to allot and issue a maximum of 15,384,615 ordinary shares of 25 South African cents per share each in the authorized but unissued capital of the company for purposes of the conversion of the
$1,000,000,000, 2.375 percent Guaranteed Convertible Bonds issued by AngloGold Holdings plc. This authority expires on February 28, 2009 or such earlier time in the event that all Convertible Bonds are exchanged for ADSs. See
“Guaranteed Convertible Bonds” below.
2
as a general authority, authorization to the board of directors to allot and issue, at their discretion, and for such purposes as they may determine, up to 10 percent of the authorized but unissued ordinary shares of 25 South African cents each in the share capital of the company (subject to the South African Companies Act and the JSE Listings Requirements), after setting aside so many ordinary shares of 25 South African cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Share Incentive Scheme and for purposes of the conversion of the $1,000,000,000,
2.375 percent Guaranteed Convertible Bonds issued by AngloGold Holdings plc. This authority expires at the next annual general meeting of shareholders of the company.

3
as a general authority, authorization to the board of directors to allot and issue for cash, without restriction to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, in their discretion, the authorized but unissued ordinary shares of 25 South African cents each in the share capital of the company, which were placed under the control of the directors, subject to the following conditions:
(a)    that the authority shall only be valid until the next annual general meeting and in no case shall extend beyond
15 months;
(b)    that a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5 percent or more of the number of shares in issue prior to the issue concerned;
(c)    that the issues for cash in the aggregate in any one financial year shall not exceed 10 percent of the number of shares of the company’s unissued ordinary share capital;
(d)    that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10 percent of the weighted average traded price of the ordinary shares on the
JSE (adjusted for any dividend declared but not yet paid or for any capitalization award made to shareholders) over the 30 business days prior to the date that the price of the issue is determined or agreed by AngloGold Ashanti’s directors; and
(e)    that this authority includes the issue of shares arising from any options or convertible securities issued for cash.
The number of authorized but unissued ordinary shares in the capital of AngloGold Ashanti at December 31, 2004 and July 7,
2005 (being the latest practicable date prior to the publication of this document) is 135,537,106 and 135,387,506 respectively.
As authorized by shareholders on June 29, 2004, the ordinary shares under the control of the directors are as follows:
Number of shares
Authorized ordinary share capital 400,000,000
Shares in issue at June 29, 2004 264,327,663
Unissued shares at June 29, 2004 135,672,337
Shares set aside in terms of:
- the AngloGold Share Incentive Scheme at 2.75 percent of shares in issue at June 29, 2004 7,269,011
- the 2.375 percent Guaranteed Convertible Bonds 15,384,615
Net unissued ordinary shares at June 29, 2004 113,018,711
Shares under the control of:
- the shareholders 90 percent of net unissued shares 101,716,840
- the board of directors 10 percent of net unissued shares 11,301,871
Less: shares issued pursuant to the Business Combination in terms of warrants exercised 75,731
Balance of shares under the control of the directors at December 31, 2004 11,226,140
By a special resolution passed at a general meeting held on December 5, 2002, all of AngloGold's ordinary shares of ZAR 0.50 each were sub-divided into ordinary shares of ZAR 0.25 each, with effect from close of business on December 24, 2002.
At the annual general meeting held on April 29, 2005, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, at their discretion, and for such purposes as they may determine, up to 11,281,297 ordinary shares of 25 South African cents each in the share capital of the company, representing 10 percent of the authorized but unissued ordinary shares of 25 South African cents each in the share capital of the company (subject to the South African
Companies Act and the JSE Listings Requirements), after setting aside so many ordinary shares of 25 South African cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Share Incentive Scheme and
Plans and for purposes of the conversion of the $1,000,000,000, 2.375 percent Guaranteed Convertible Bonds issued by
AngloGold Holdings plc. This authority expires at the next annual general meeting of shareholders of the company.

The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2001. All references to ordinary shares in the table below are given as if the sub-division described above had taken place on December 31, 2001.
Period to
Description
Number of Ordinary Shares
December 31, 2001 215,268,116
Ordinary shares issued during 2002 Normandy bid – swap shares 6,403,236
Normandy bid – top-up shares 127,156
AngloGold odd-lot offer                                                                              278,196
AngloGold Share Incentive Scheme 478,720
Acacia Employee Option Plan 66,598
December 31, 2002 222,622,022
Ordinary shares issued during 2003 AngloGold Share Incentive Scheme 508,020
Acacia Employee Option Plan 6,300
December 31, 2003 223,136,342
Ordinary shares issued during 2004 AngloGold Share Incentive Scheme 192,800
Business Combination – swap shares 38,400,021
Business Combination – regulatory shares 2,658,000
Business Combination – warrants 75,731
December 31, 2004 264,462,894
Ordinary shares issued to July 7, 2005 AngloGold Share Incentive Scheme 149,600
264,612,494
There has been no change in the issued preference share capital of AngloGold since December 31, 2001.
Save as disclosed in this paragraph and under “AngloGold Share Incentive Scheme and Plans” as well as “Guaranteed
Convertible Bonds”, no share or loan capital of AngloGold Ashanti or any of its subsidiary undertakings is under option or is agreed conditionally or unconditionally to be put under option.
All existing ordinary shares are in registered form. The holding of ordinary shares in uncertificated form is permitted under
AngloGold Ashanti’s Articles of Association and the transfer of ordinary shares is permitted through STRATE. Ordinary shares are not eligible for settlement within CREST.
Guaranteed Convertible Bonds: On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold
Ashanti, issued $1,000,000,000, 2.375 per cent guaranteed Convertible Bonds due 2009, convertible into AngloGold Ashanti
ADSs and guaranteed by AngloGold Ashanti. Subject to certain restrictions, holders of Convertible Bonds are entitled to convert each Convertible Bond into an AngloGold Ashanti ADSs at the then applicable conversion price at any time from
April 8, 2004 to February 20, 2009, or, if the Convertible Bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption. If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the option of calling an early redemption of all the bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.
The initial conversion price for the Convertible Bonds is $65.00 per AngloGold Ashanti ADS. The conversion premium to the reference volume weighted average price of the ADSs on the New York Stock Exchange of $40.625 on February 19, 2004,
when the issue of the Convertible Bonds was announced, was 60 per cent. If all holders of Convertible Bonds exercise their option to convert their Convertible Bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued. The conversion ratio is subject to adjustment in case of various corporate events including share splits and capital distributions.

10B.
Memorandum and Articles of Association
Registration
AngloGold Ashanti is incorporated under the laws of the Republic of South Africa (registration number 1944/017354/06).
AngloGold Ashanti’s memorandum of association provides that the company’s main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold. AngloGold Ashanti’s main object is to engage in all aspects of the business of gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.
Set out below is a summary of the provisions of the Articles of Association of AngloGold Ashanti, which are available for inspection as set out in “Item 10.H.: Documents On Display”.
Directors
The management and control of any business of AngloGold Ashanti shall be vested in the directors who, in addition to their powers under the Articles, may exercise all powers and do all such acts and things as may be exercised or done by AngloGold
Ashanti.
Board Meetings
The directors may regulate board meetings and determine the quorum necessary for the transaction of business as they think fit. Unless otherwise determined by the directors, two directors form a quorum. Issues arising at meetings are decided by majority vote with the chairman having a second or casting vote where there are more than two directors present at the meeting.
A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with AngloGold Ashanti or any of AngloGold Ashanti’s subsidiaries must declare the nature of his interest to
AngloGold Ashanti in accordance with the Companies Act. A director shall not vote nor be counted in the quorum on any resolution in respect of any contract or arrangement in which he is interested. This provision does not apply in relation to any contract by a director to subscribe for or underwrite securities and where the contract or arrangement is with a company in which he is interested by reason only of being a director, officer, creditor or member of such company. These provisions may be altered or suspended by AngloGold Ashanti in a general meeting.
Borrowing Powers
AngloGold Ashanti may create and issue secured or unsecured debentures and the directors may borrow or secure the payment of such sums as they think fit and may secure the repayment of any indebtedness by bond, mortgage or charge provided that no special privileges as to allotment of shares, attending and voting at meetings, appointment of directors or otherwise shall be given to the holders of AngloGold Ashanti’s debentures without the sanction of AngloGold Ashanti in a general meeting.
Directors’ Remuneration
The directors are entitled to such remuneration as AngloGold Ashanti may determine by ordinary resolution in a general meeting. If a director performs services that, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, he may be paid such extra remuneration as the directors determine. For more information on the remuneration of directors, see “Item 6B: Compensation.”
Retirement and Removal of Directors
A director must retire from office if he becomes insolvent or subject to insolvency procedures, is found to be of unsound mind, is requested to resign by at least three-quarters of the directors, is removed by a resolution of AngloGold Ashanti or is absent from board meetings without representation for six consecutive months. A director can resign with one month’s written notice unless he obtains the permission of the directors to shorten his notice period.
At every annual general meeting at least one-third of the longest serving directors must retire from office but are eligible for re-
election. Where more than one director has served for an equal length of time, unless they agree between themselves, the director to resign will be determined by lot.

Interests of directors/Restriction on voting/Indemnity of officers
A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office or position under AngloGold Ashanti or in respect of any contract or arrangement in which he is interested, but this prohibition shall not apply to:
(i)    any arrangement for giving to any director any security or indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, AngloGold Ashanti,
(ii)   any arrangement for the giving by AngloGold Ashanti of any security to a third party in respect of a debt or obligation of
AngloGold Ashanti which the director has himself guaranteed or secured,
(iii)   any contract by a director to subscribe for or underwrite securities, or
(iv)  any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company (and note that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by AngloGold Ashanti in general meeting).
Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with AngloGold Ashanti or any company in which AngloGold Ashanti is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.
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
The directors may exercise the voting powers conferred by the shares in any other company held or owned by AngloGold
Ashanti in such manner and in all respects as they think fit, including the exercise thereof in favor of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.
The articles of association contain no provision for directors to hold qualification shares or for an age limit requirement for the retirement or non-retirement of directors.
Share Rights, Preferences and Restrictions
AngloGold Ashanti is incorporated under the laws of South Africa and rights of holders of AngloGold Ashanti’s ordinary shares are governed by the South African Companies Act 61 of 1973 as amended, the South African Securities Regulation Code on
Take-Overs and Mergers and the JSE Listings Requirements, as well as AngloGold’s articles of association. In addition, rights of holders of AngloGold Ashanti ADSs are also governed by the deposit agreement between AngloGold Ashanti and The Bank of New York which governs the AngloGold Ashanti ADS program.
Rights of holders of AngloGold Ashanti’s ordinary shares are summarized below. The following summary does not contain all the information concerning rights of holders of ordinary shares and is qualified in its entirety by reference to the laws of South
Africa and AngloGold Ashanti’s governing corporate documents.
Allotment and Issue of Ordinary Shares
Any unissued ordinary shares can be disposed of or dealt with in such manner as AngloGold Ashanti may direct in a general meeting. AngloGold Ashanti may resolve that all or any of such ordinary shares are at the disposal of the directors who may allot, grant options over or otherwise deal with or dispose of the ordinary shares to such persons at such times and on such terms and conditions and for such consideration as they may think proper. No ordinary shares may be issued at a discount except in accordance with section 81 of the South African Companies Act. Section 81 of the Companies Act states that a company can issue at a discount to par value shares of a class already in issue, if such issue is authorized by a special resolution, that company has been trading for at least one year, the issue is sanctioned by the court and occurs within one month of the sanction and the prospectus contains details of the discount.

Any ordinary shares may be issued with such rights or restrictions as AngloGold Ashanti in a general meeting may from time to time determine. In addition, AngloGold Ashanti may resolve to grant to the directors the power to issue ordinary shares on such terms and conditions and with such rights attached as the directors may determine.
Dividends, rights and distributions
The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold
Ashanti in respect of fully paid ordinary shares. Under South African law, AngloGold Ashanti may declare and pay dividends from any reserves included in total shareholders’ equity calculated in accordance with SA GAAP, subject to its solvency and liquidity. No larger dividend shall be declared by shareholders in general meeting than is recommended by the directors.
Dividends are payable to shareholders registered at a record date that is after the date of declaration.
Under the terms of the articles of association, dividends may be declared in any currency at the discretion of the board of directors. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands,
Ghanaian cedis or United Kingdom pounds. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. For details on exchange controls applicable to holders of ordinary shares or ADSs, see "Item 10D.: Exchange controls".
The holder of B preference shares is entitled to an annual dividend amounting to the lesser of five percent of the issue price of the B preference shares, or the after-tax profits from income from mining the Moab Lease Area (which is part of the Vaal River operations in South Africa) as determined by the directors in each financial year. This annual dividend is a first charge on any profit available for distribution from the Moab Lease Area but is not payable from any of AngloGold Ashanti’s other profits.
The holder of A preference shares is not entitled to dividends until after AngloGold Ashanti has paid the annual dividend on the
B preference shares in full. Then, it is entitled to an annual dividend equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area as determined by AngloGold Ashanti’s directors in each financial year.
Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of
AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors or AngloGold
Ashanti in general meeting may at the time of declaring the dividend determine and direct.
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
All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.
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

The A redeemable preference shares have voting rights that are very similar to those of ordinary shares. The B redeemable preference shares have limited voting rights, except in the event that a dividend on this class of share has not been paid and remains unpaid for six months, or in connection with issues directly affecting these preference shares or AngloGold Ashanti as a whole, such as disposal of substantially all of the company’s assets, winding up AngloGold Ashanti or reducing the company’s share capital.
The articles of association do not provide for cumulative voting in respect of any of the classes of AngloGold Ashanti’s shares.
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
The directors may refuse to register any transfer of certificated securities unless the instrument of transfer, duly stamped, is lodged with AngloGold Ashanti accompanied by the share certificate, the transfer is in respect of only one class of securities or the transfer is permitted within any of AngloGold Ashanti’s incentive schemes.
Conversion of Ordinary Shares into Stock
AngloGold Ashanti may by special resolution convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. The holders of stock may transfer their respective interests but the directors may fix the minimum amount of stock transferable. The holders of stock have the same rights, privileges and advantages as regards participation in profits and voting at general meetings of AngloGold Ashanti as if they held the shares from which the stock arose. All of the provisions of the Articles apply equally to stock as to shares.
Increase and Reduction of Capital
AngloGold Ashanti can by special resolution resolve to increase its capital by any sum divided into shares of any amount.
Subject to the requirements of the Companies Act and the rules and requirements of the stock exchange on which the securities are listed, AngloGold Ashanti may by ordinary resolution reduce, dispose of, distribute or otherwise deal with in any manner its share capital, share premium, stated capital, reserves and capital redemption reserve fund.
By special resolution and in accordance with the provisions of the Companies Act, AngloGold Ashanti can resolve to consolidate and divide all or any part of its share capital into shares of larger amounts or consolidate and reduce the number of any issued no par value shares; increase the number of any issued no par value shares without increasing its stated capital;
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
Share Premium Account and Capital Redemption Reserve Fund
AngloGold Ashanti may by ordinary resolution authorize the directors to distribute or deal with, in any way recommended by the directors, all or any part of the amount outstanding to the credit of any share premium account or capital redemption reserve fund of AngloGold Ashanti.

Rights upon liquidation
In the event of a winding up of the company, the B redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of AngloGold Ashanti, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution, but not exceeding a return for each B redeemable preference share of the capital paid up on that share and any share premium paid on the issue of the B redeemable preference shares outstanding at that time. The B redeemable preference shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner.
Upon winding up of AngloGold Ashanti, the A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution. The
A redeemable shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner.
The ordinary shares confer the right to any surplus arising from the liquidation of any other assets of AngloGold Ashanti.
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
The ordinary shares are not redeemable.
Description of AngloGold Ashanti ADSs
The Bank of New York issues AngloGold Ashanti’s American Depositary Shares, or ADSs. One ADS represents the ownership interest of one ordinary share of AngloGold Ashanti.
The Unrestricted ADS Deposit Agreement and Restricted ADS Deposit Agreement
This section provides a summary description of AngloGold Ashanti’s ADSs.
AngloGold Ashanti has entered two Deposit Agreements with The Bank of New York as depositary and the owners and beneficial owners of American Depositary Receipts (the “Deposit Agreements”):
Under the Deposit Agreement amended and restated as of August 5, 1998, filed with the SEC as an exhibit to AngloGold
Ashanti’s registration statement on Form F-6 (Registration Statement No. 333-14066) (the “Unrestricted ADS Deposit
Agreement”) The Bank of New York as depositary issues ADSs which are not subject to transfer restrictions under the
Securities Act and are listed and trade on the New York Stock Exchange (the “Unrestricted ADSs”). The forms of the
Unrestricted ADS Deposit Agreement and the Unrestricted ADSs, are exhibits to AngloGold Ashanti’s registration statement on
Form F-6 (Registration Statement No. 333-14066).
Under the Deposit Agreement dated February 27, 2004 (the “Restricted ADS Deposit Agreement”) The Bank of New York as
depositary issues ADSs which are considered “restricted securities” within the meaning of Rule 144 of the Securities Act (the
“Restricted ADSs”). AngloGold Ashanti has entered a Registration Rights Agreement pursuant to which it has undertaken to file a registration statement with the SEC covering resales of Restricted ADSs. Any holder of Convertible Bonds which were offered and sold in the United States to Qualified Institutional Buyers (“QIBs”) in reliance on Rule 144A under the Securities Act exercising its right to convert its Convertible Bonds into ADSs prior to the later of February 27, 2006 and the date that is two years after the last date on which AngloGold Ashanti or any affiliate of AngloGold Ashanti was the owner of such Convertible
Bonds, will receive Restricted ADSs issued under the Restricted ADS Facility. Any holder of Convertible Bonds which were offered and sold outside the United States in accordance with Regulation S under the Securities Act exercising its right to convert its Convertible Bonds into ADSs will receive Unrestricted ADSs issued under the Unrestricted ADS Facility.

The description below generally applies to the ADSs issued under both the Restricted and the Unrestricted ADS Facility. The material differences between the two Facilities are:
prior to the later of February 27, 2006 and the date that is two years after the last date on which AngloGold Ashanti or any affiliate of AngloGold Ashanti was the owner of such Convertible Bonds, only Restricted ADSs will be issued upon conversion of Convertible Bonds offered and sold in the United States to QIBs in reliance on Rule 144A under the
Securities Act;
holders of Restricted ADSs under the Restricted ADS Facility are required to give certain certifications upon deposit or withdrawal of the ordinary shares underlying their Restricted ADSs as described generally in “ Description of the
ADSs Deposit, Withdrawal and Cancellation” below;
Restricted ADSs will carry a transfer restrictions legend; and
Restricted ADSs generally may be held in book–entry form.
As this section is a summary, it may not contain all the information that may be important to a holder of ADSs. For more complete information, see “Item 10.H.: Documents On Display”. Copies of the Deposit Agreements for each Facility are also available for inspection at the Corporate Trust Office of The Bank of New York currently located at 101 Barclay Street, New
York, New York, 10286.
Description of the ADSs
Each ADS represents one ordinary share. It is possible to hold ADSs either directly or indirectly through a broker or other financial institution.
AngloGold Ashanti ordinary shares (or the right to receive AngloGold Ashanti ordinary shares) are deposited with The Bank of
New York’s custodians in South Africa: The Standard Bank of South Africa Limited, Société Générale South Africa Limited,
FirstRand Bank Limited, National Australia Bank Limited and Australia and New Zealand Banking Group Limited (each, a
“custodian”). Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to AngloGold Ashanti’s ADS holders. The Bank of New York’s Corporate Trust Office is located at 101 Barclay
Street, New York, NY 10286. The principal executive office of The Bank of New York is located at One Wall Street, New York,
NY 10286. The Bank of New York, as the depositary in respect of the ADSs, issued new ADSs following the completion of the
Business Combination.
ADSs may be held either directly or indirectly through a broker or other financial institution. If ADSs are held indirectly, such holders must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this section and should consult with their broker or financial institution in this regard.
Because The Bank of New York actually holds AngloGold Ashanti ordinary shares, holders of ADSs may, in certain circumstances, not be treated by AngloGold Ashanti as shareholders of AngloGold Ashanti. The rights of ADS holders and the rights of and obligations of The Bank of New York as depositary are set out in the Deposit Agreements among The Bank of
New York, the registered holders and beneficial owners of ADSs, and AngloGold Ashanti. The Deposit Agreements and the
ADSs are generally governed by the laws of the State of New York. As this section is a summary, it may not contain all the information that may be important to you. For more complete information, you should read the entire text of the Deposit
Agreements and the ADS, the forms of which are exhibits to AngloGold Ashanti’s registration statements on Form F-6
(Registration Statement No. 333-14066) filed with the Securities and Exchange Commission. Directions on how to obtain copies of AngloGold Ashanti’s filings with the Securities and Exchange Commission are provided under “Item 10.H.:
Documents On Display”.
Dividends and Other Distributions
The Bank of New York has agreed to pay to holders of ADSs the cash dividends or other distributions it or a custodian receives on AngloGold Ashanti ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of ADSs will receive these distributions in proportion to the number of AngloGold Ashanti’s ordinary shares that their ADSs represent.

Cash
The Bank of New York will convert any cash dividend or other cash distribution AngloGold Ashanti pays on AngloGold
Ashanti’s ordinary shares into US dollars (unless AngloGold Ashanti pays it in US dollars), if it can do so on a reasonable basis and can transfer the US dollars to the United States. Currently, AngloGold Ashanti pays dividends on ordinary shares in South
African rand. AngloGold Ashanti may declare dividends and distributions on ordinary shares in any currency that the board of directors or shareholders at a general meeting approve.
In accordance with the Deposit Agreements, The Bank of New York, via its appointed South African bank, will convert the
South African rand it receives from AngloGold Ashanti to US dollars and distribute dividends in US dollars to registered holders of ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of
New York may distribute non-US currency only to those ADS holders to whom it is possible to make this type of distribution.
The Bank of New York may hold the non-US currency it cannot convert for the account of holders of ADSs who have not been paid, unless a holder of ADSs requests in writing to receive the non-US currency distribution. It will not invest the non-US currency, and it will not be liable for the interest.
Before making a distribution, any withholding taxes that must be paid will be deducted. See “Payment of Taxes” below. The
Bank of New York will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the non-US currency, holders of ADSs may lose some or all of the value of the distribution.
Ordinary shares
The Bank of New York may distribute to holders of ADSs additional ADSs representing ordinary shares that AngloGold Ashanti distributes as a dividend or free distribution, if AngloGold Ashanti provides it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed AngloGold Ashanti ordinary shares. The Bank of New York will only distribute whole ADSs. It will sell AngloGold
Ashanti ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash.
Rights to subscribe for additional ordinary shares
If AngloGold Ashanti offers holders of its ordinary shares any rights to subscribe for additional AngloGold Ashanti ordinary shares or any other rights, The Bank of New York, after consultation with AngloGold Ashanti, may make these rights available to holders of ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New
York cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of ADSs will receive no value for them.
If The Bank of New York makes these types of subscription rights available to holders of ADSs upon instruction from holders of
ADSs, it will exercise the rights and purchase AngloGold Ashanti’s ordinary shares on their behalf. The Bank of New York will then deposit the AngloGold Ashanti ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any other charges the rights require them to pay.
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
Other distributions
The Bank of New York will send to holders of ADSs any other distributions that AngloGold Ashanti makes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New
York may decide to sell what AngloGold Ashanti distributes, and then distribute the net proceeds in the same way as it distributes cash, or it may decide to hold what AngloGold Ashanti distributes, in which case the outstanding ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any
ADS holders. AngloGold Ashanti has no obligation to register ADSs, AngloGold Ashanti ordinary shares, rights or other securities under the US Securities Act of 1933. AngloGold Ashanti also has no obligation to take any other action to permit the distribution of ADSs, AngloGold Ashanti ordinary shares, rights or anything else to ADS holders. This means that the holders of ADSs may not receive the distribution AngloGold Ashanti makes on its ordinary shares or any value for them if it is illegal or impractical for AngloGold Ashanti to make them available to the holders of ADSs.
Deposit, Withdrawal and Cancellation
The Bank of New York will deliver ADSs, if a holder of AngloGold Ashanti’s ordinary shares or their broker deposits AngloGold
Ashanti’s ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names such holder of AngloGold Ashanti ordinary shares requests and will deliver the
ADSs at its Corporate Trust office to the persons such holders request.
Holders of ADSs may turn in their ADSs at The Bank of New York’s Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver
(1) the underlying ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian. Or, at the request, risk and expense of ADS holders, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.
Any deposit of ordinary shares into the Restricted ADS Facility, including a deposit upon conversion of the Convertible Bonds, must be accompanied by a written certificate and agreement by or on behalf of the person who will be the beneficial owner of the Restricted ADSs to be issued upon deposit of such ordinary shares to the effect that each such beneficial owner:
(i) understands that the ordinary shares and the Restricted ADSs have not been and will not be registered under the Securities
Act, (ii) is not an affiliate of AngloGold Ashanti or a person acting on behalf of such an affiliate, (iii) is a QIB and will be the beneficial owner of such Restricted ADSs upon the issuance thereof and (iv) agrees not to offer, sell, pledge or otherwise transfer such ordinary shares, such Restricted ADSs or the Restricted ADRs evidencing such Restricted ADSs except: (a)(1) to a person who the beneficial owner reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (2) in an offshore transaction meeting the requirements of Regulation S, (3) pursuant to the exemption from registration under the
Securities Act provided by Rule 144 thereunder (if available) or (4) pursuant to an effective registration statement under the
Securities Act and (b) in accordance with all applicable securities laws of the United States.
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
Voting Rights
Holders of ADSs may instruct The Bank of New York to vote the ordinary shares underlying their ADSs, but only if AngloGold
Ashanti asks, in writing, The Bank of New York to request their instruction. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the AngloGold Ashanti ordinary shares. However, the holders of ADSs may not know about the meeting enough in advance to withdraw the ordinary shares.
If AngloGold Ashanti asks for the instructions of holders of ADSs, The Bank of New York will notify them of the upcoming vote and arrange to deliver AngloGold Ashanti voting materials to them. The materials will (1) describe the matters to be voted on and (2) explain how holders of ADSs, on or before a certain date, may instruct The Bank of New York to vote the ordinary shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified.

The Bank of New York will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of AngloGold Ashanti’s
Memorandum and Articles of Association and of the deposited securities and any applicable rule of the JSE. The Bank of New
York will only vote or attempt to vote as such holders of ADSs instruct.
However, if and to the extent that The Bank of New York does not receive their voting instructions, it will give a proxy to vote the relevant ordinary shares to a person designated by AngloGold Ashanti, unless AngloGold Ashanti does not wish the proxy to be given, or substantial opposition exists, or the issue at hand materially and adversely affects the rights of holders of ordinary shares.
AngloGold Ashanti cannot assure the holders of ADSs that they will receive the voting materials in time for them to instruct The
Bank of New York to vote their ordinary shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.
Fees and Expenses
AngloGold Ashanti ADS holders must pay:
For:
$5.00 (or less) per 100 ADSs* Each issuance of an ADS, including as a result of a distribution of
AngloGold Ashanti ordinary shares or rights or other property
Each cancellation of an ADS, including if the Deposit Agreement terminates
$0.02 (or less) per ADS Any cash payment
Registration or transfer fees Transfer and registration of AngloGold Ashanti ordinary shares on the AngloGold Ashanti share register to or from the name of The
Bank of New York or its agent when AngloGold Ashanti ordinary shares are deposited or withdrawn
Expenses of The Bank of New York Conversion of non-US currency to US dollars
Cable, telex and facsimile transmission expenses
Taxes and other governmental charges The Bank of
New York or any custodian has to pay on any ADS or
AngloGold Ashanti ordinary share underlying an ADS,
for example, stock transfer taxes, stamp duty or
withholding taxes
As necessary
A fee equivalent to the fee that would have been
payable if the securities distributed had been ordinary
shares deposited for issuance of ADSs
Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York to ADS holders
All fees are at the discretion of The Bank of New York, and are subject to change without notice.
*     With respect only to the initial issuance of Unrestricted and Restricted ADSs issued upon conversion of the Convertible
Bonds, AngloGold Ashanti will pay the applicable issuance fee of $5.00 (or less) per 100 ADSs.
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
If AngloGold Ashanti:
Then:
Changes the nominal or par value of the ordinary
shares;
Reclassifies, splits up or consolidates any of the
deposited securities;
Distributes securities on the ordinary shares that are
not distributed to holders of ADSs; or
Recapitalizes, reorganizes, merges, liquidates, sells
all or substantially all of AngloGold Ashanti’s assets,
or takes any similar action.
The cash, ordinary shares or other securities received by The Bank of
New York will become deposited securities. Each ADS will
automatically represent its equal share of the new deposited securities.
The Bank of New York may, and will if AngloGold Ashanti asks it to, distribute some or all of the cash, AngloGold Ashanti ordinary shares or other securities it receives. It may also issue new ADSs or ask holders of ADSs to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.
Amendment and Termination
AngloGold Ashanti may agree with The Bank of New York to amend the Deposit Agreement and the ADSs without the consent of holders for any reason. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York notifies holders of ADSs of the amendment. At the time an amendment becomes effective, holders of ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.
The Bank of New York may terminate the Deposit Agreements by mailing notice of termination to ADS holders at least 30 days prior to the date fixed in the notice if AngloGold Ashanti asks it to do so. The Bank of New York may also terminate the
Deposit Agreement if The Bank of New York has told AngloGold Ashanti that it would like to resign and AngloGold Ashanti has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify holders of AngloGold
Ashanti ADSs at least 30 days before termination.
After termination, The Bank of New York and its agents will be required to do only the following under the Deposit Agreement:
collect distributions on the deposited securities, sell rights, and, upon surrender of ADSs, deliver AngloGold Ashanti ordinary shares and other deposited securities. One year after the date of termination or later, The Bank of New York may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders who have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be to account for the proceeds of the sale and other cash. After termination, AngloGold Ashanti’s only obligations will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York.
Limitations on Obligations and Liability to ADS Holders
The Deposit Agreements expressly limit AngloGold Ashanti’s obligations and the obligations of The Bank of New York, and they limit AngloGold Ashanti’s liability and the liability of The Bank of New York. AngloGold Ashanti and The Bank of New
York:
•
are only obligated to take the actions specifically set forth in the applicable Deposit Agreement without negligence or bad faith;
•
are not liable if either of AngloGold Ashanti or The Bank of New York is prevented or delayed by law or circumstances beyond AngloGold Ashanti’s control from performing AngloGold Ashanti’s obligations under the applicable Deposit
Agreement;
•
are not liable if either of AngloGold Ashanti or The Bank of New York exercises discretion permitted under the applicable
Deposit Agreement;
•
have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the agreement on behalf of the holders of ADS holders or on behalf of any other party;

•
may rely on advice of or information from legal counsel, accountants, and any persons presenting AngloGold Ashanti’s ordinary shares for deposit, any registered holder or any other person believed by AngloGold Ashanti in good faith to be competent to give such advice or information; and
•
pursuant to the Deposit Agreements, AngloGold Ashanti and The Bank of New York agree to indemnify each other under certain circumstances.
Requirements for Depositary Action
Before The Bank of New York will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of AngloGold Ashanti ordinary shares, The Bank of New York may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;
•
production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;
and
•
compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.
The Bank of New York may refuse to deliver, transfer or register transfers of ADSs generally when the books of The Bank of
New York or AngloGold Ashanti’s books are closed, or at any time if either AngloGold Ashanti or The Bank of New York thinks it advisable to do so.
Holders of Unrestricted ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:
•
when temporary delays arise because: (1) either AngloGold Ashanti or The Bank of New York have closed AngloGold
Ashanti’s transfer books; (2) the transfer of the ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) AngloGold Ashanti is paying a dividend on the ordinary shares;
• when ADS holders seeking to withdraw the ordinary shares owe money to pay fees, taxes and similar charges; or
•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to
ADSs or to the withdrawal of the ordinary shares or other deposited securities.
This right of withdrawal may not be limited by any other provision of the Unrestricted Deposit Agreement.
Pre-release of ADSs
In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS. The Bank of New York may also deliver
AngloGold Ashanti ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-
release transaction has been closed out). A pre-release is closed out as soon as the underlying AngloGold Ashanti ordinary shares are delivered to The Bank of New York. The Bank of New York may receive ADSs instead of ordinary shares to close out a pre-release.
The Bank of New York may pre-release ADSs only under the following conditions:
•
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
•
the pre-release must be fully collateralized with cash, US government securities, or other collateral that The Bank of New
York considers appropriate; and
•
The Bank of New York must be able to close out the pre-release on not more than five business days’ notice. Each pre-
release will be subject to any further indemnities and credit regulations that The Bank of New York deems appropriate.
The Bank of New York will normally limit the number of AngloGold Ashanti ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30% of the ordinary shares deposited, although The Bank of New York may disregard this limit from time to time, if it thinks it is appropriate to do so.

Shareholders’ meetings
An AngloGold Ashanti annual general meeting and a meeting of AngloGold Ashanti shareholders for the purpose of passing a special resolution may be called by giving 21 clear days’ notice in writing of that shareholders’ meeting. For any other meeting of AngloGold Ashanti shareholders, 14 clear days’ notice must be given. “Clear days” means calendar days excluding the day on which the notice is given and the date of the meeting. All shareholders are entitled to attend.
AngloGold Ashanti’s articles of association provide that a quorum for a general members’ meeting (other than a meeting at which a special resolution will be passed) consists of three members present personally, or if the member is a corporate entity, represented and entitled to vote. One of the three members present or represented has to be AngloGold Ashanti’s holding company, which is currently Anglo South Africa Capital (Proprietary) Limited, a wholly-owned subsidiary of Anglo American plc.
If a general meeting is not quorate, the meeting is dissolved and a new meeting will have to be called following the relevant notice provision.
The quorum of a members’ meeting convened for the purpose of passing a special resolution consists of members holding at least 25 percent of the total member votes and present in person or by proxy. If the meeting is not quorate, it will be adjourned to a date between seven and 21 days after the adjourned meeting, and the members present at the second meeting shall constitute a quorum as long as there are at least three of them at the second meeting. A special resolution must be passed by a vote of 75 percent of the members present, at the meeting, personally or by proxy and entitled to vote or by a vote of
75 percent of the total votes to which these members are entitled.
If the meeting is not quorate and is convened upon the requisition of members, the meeting is dissolved.
Golden Share
The Golden Share in Ashanti held by the Government of Ghana (“Government”) does not carry any right to vote but the holder is entitled to receive notice of and to attend and speak at any general meeting of Ashanti or at any separate meeting of the holders of any class of shares of Ashanti.
The Golden Share may only be held by or transferred to a Minister of the Government or any person acting on behalf of such
Government and authorised in writing by such Minister.
The following matters require, and will not be effective without, the written consent of the holder of the Golden Share:
(i) any amendment to or removal of the relevant provisions of the Ashanti Regulations setting out the rights and restrictions attaching to the Golden Share;
(ii) the voluntary winding-up or voluntary liquidation of Ashanti;
(iii) the redemption of or purchase by Ashanti of the Golden Share;
(iv) the disposal of any mining lease held by Ashanti or any subsidiary of Ashanti;
(v) any disposal by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group’s assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 per cent of the book value of the net assets of the Ashanti Group or (b) the average profits attributable to it represent at least 25 per cent of the average profits of the Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).
Upon a return of assets in a winding-up or liquidation of Ashanti, the holder of the Golden Share is entitled to the sum of
1,000 cedis in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalization issue.
The holder of the Golden Share may require Ashanti to redeem the Golden Share at any time in consideration of the payment to such holder of 1,000 cedis.

Under the Stability Agreement, the Government has confirmed and agreed that the Government’s rights with respect to the
Golden Share apply only in respect of Ashanti’s assets and operations in Ghana. The rights do not extend to any other assets or operations of Ashanti outside Ghana, nor to any assets or operations of AngloGold Ashanti. The Government has also agreed to waive any right it may have under Section 60(I) of the Minerals and Mining Law, 1986, as amended to acquire a special share in AngloGold Ashanti or any of its direct or indirect subsidiaries or joint ventures.
10C.       Material
contracts
For a detailed discussion of AngloGold Ashanti’s contractual arrangements in connection with the Business Combination with
Ashanti, see “Item 4A.: History and development of the company - Business Combination between AngloGold and Ashanti”.
AngloGold Ashanti is not party to any further material contracts other than contracts entered into in the ordinary course of business.
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
Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the Minister of Finance announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted. Since then, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty when the government will remove exchange controls in their entirety.
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
Voting rights
There are no limitations imposed by South African law or by the memorandum and articles of association of AngloGold Ashanti on the rights of non-South African shareholders to vote the ordinary shares.

Overseas financing and investments
AngloGold Ashanti and its South African subsidiaries require SARB approval to raise debt from and repay debt to non-
residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to the loan.
Debt raised outside the Common Monetary Area by AngloGold Ashanti’s non-South African subsidiaries is not restricted under
South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the
SARB in connection with establishing such a subsidiary. AngloGold Ashanti and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of its subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area.
Debt raised outside the Common Monetary Area by AngloGold Ashanti’s non-South African subsidiaries must be repaid or serviced by AngloGold Ashanti’s foreign subsidiaries.
A listing by a South African company on any stock exchange other than the JSE Securities Exchange in connection with raising capital requires permission from the SARB.
Under current exchange control regulations, offshore investments by AngloGold Ashanti and its South African subsidiaries require the approval of the SARB. On application to the SARB, use of South African funds for such investments may be allowed for up to R2 billion for an investment within the Africa continent and up to R1 billion for investments elsewhere. In addition, SARB permission may also be requested to utilize total cash holdings to finance up to 10 percent of any excess cost of a new investment if the total cost of the investment exceeds the above fund export limits. Any amount in excess of the above limits must be financed overseas.
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
Taxation of dividends
South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, AngloGold Ashanti has elected not to be subject to STC. As a result, although AngloGold Ashanti’s dividend payments are not subject to STC, AngloGold Ashanti pays corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by AngloGold Ashanti being lower than the tax payable using the standard corporate tax rate together with STC.

South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares.
Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least
10 percent of the voting stock of AngloGold Ashanti and 15 percent of the gross amount of the dividends in all other cases.
The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South
Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.
Taxation of gains on sale or other disposition
Prior to October 1, 2001, gains realized on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From October 1, 2001, South Africa imposed a tax on capital gains, which only applies to South African residents. The meaning of the word "residents" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable to that permanent establishment.
United States taxation
The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on
South African and US tax laws, as applicable, including the Internal Revenue Code of 1986, as amended (the “Code”),
Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.
This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt entities, banks, financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of AngloGold Ashanti, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.
As used herein, the term “US holder” means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United Sates for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more
US persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose, any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.
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
Taxation
of
dividends
The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by AngloGold Ashanti generally will be taxable as dividend income to the US holder for US federal income tax purposes based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, holders who are eligible for benefits under the Treaty would be subject to a maximum tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.
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
Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of
15 percent) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and other requirements and the non-US corporation satisfies certain requirements, including either that (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information.
AngloGold Ashanti currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of its shares or ADSs meet certain requirements. The US Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of
ADSs and shares, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual US holder of AngloGold Ashanti shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.
Taxation of capital gains
If a holder is a resident of the United States for purposes of the Treaty, such holder will not be subject to South African tax on any capital gain if it sells or disposes of its shares. Special rules apply to individuals who are residents of more than one country.
In general, upon a sale, exchange or other disposition of shares, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.
Deposits or withdrawals of shares by a US holder for ADSs will not be subject to US federal income tax.

Passive foreign investment company considerations
A non-US corporation will be classified a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least
75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti currently believes that it did not classify as a
PFIC for the taxable year ended December 31, 2004 for US federal income tax purposes. If AngloGold Ashanti were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares.
Furthermore, dividends paid by AngloGold Ashanti would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.
US information reporting and backup withholding
Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
10F.   Dividends and paying agents
Not applicable.
10G.   Statement
by
experts
Not applicable.
10H.   Documents on display
The documents referred to in this report can be read at the US Securities and Exchange Commission’s public reference facilities at Room 1024, 4550 Fifth Street, N.W., Washington, D.C. 20549.
10I.    Subsidiary
information
Not applicable.

Item 11: Quantitative and qualitative disclosures about market risk
Treasury Policy
The board of directors of AngloGold Ashanti has approved a “treasury and risk management policy” that governs the group’s treasury activities, including the setting of hedging and dealing limits, approval of hedging instruments and counterpart approval and limits.
Under the “treasury and risk management policy”, hedges may be put in place using approved instruments to a target level of
30 percent of the next five years planned gold production and resultant gold sales currency exposures. The tenor of the hedges may extend out to ten years. The “treasury and risk management policy” sets limits on the extent to which the hedge position may change for the various levels of treasury management from dealer, through treasurer, executive management and board.
The board of directors has delegated the approval of hedge instruments to AngloGold Ashanti’s treasury committee. The treasury committee must approve all hedging instruments, treatment of the instruments in the treasury system, reporting on the instruments and the accounting treatment for such instruments.
Under the “treasury and risk management policy”, treasury reports that include all open hedging transactions are produced at the following minimum intervals for review by management and the board of directors.
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
At AngloGold Ashanti, all front office (dealing), middle office (risk reporting), back office (deal confirmations) and payment
(treasury settlements) activities are segregated. All treasury transactions are captured on a third party developed treasury and risk management system that is widely used in corporate treasuries. The internal audit group conducts regular and ad-hoc reviews of the activities of the treasury and the company’s treasury system.
Gold price risk management activities
AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks, that arise out of the group’s core business activities. Forward sales contracts and purchased or sold call and put options are used by the group to manage its exposure to gold price and currency fluctuations. Gold and currency hedging instruments are denominated in South African rands, US dollars, Brazilian real and Australian dollars. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in light of changes in operational forecasts, market conditions and the group’s hedging policy. AngloGold Ashanti’s reserves and financial strength have allowed it to arrange unmargined credit lines of up to ten years with counterparties.
Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The amount of outstanding forward sales type contracts at the end of 2004 was 256,409kg compared with 180,693kg
(1)
at the end of the previous year for AngloGold and
137,957kg for Ashanti.

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.
SFAS133 requires that derivative instruments be accounted for as follows:
•
Commodity based (“normal purchase or normal sale”) contracts that meet the requirements of SFAS138 are recognized in earnings when they are settled by physical delivery.
•
Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. For cash flow hedges the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of $66 million at December 31, 2004 are expected to be removed from other comprehensive income and the fair value at the time of maturity, included in income during 2005.
•
All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported as gains or losses on derivatives in earnings in the period in which they occur.
Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Cash inflows from off market derivative transactions entered into are included in cash flows from financing activities. Cash outflows from off market derivative transactions are included in cash flows from investing activities.
The table below indicates AngloGold Ashanti’s total gold hedge position at a weighted average settlement price as at
December 31, 2004. The total net delta tonnage of the hedge on this date was 10.49 million ounces or 326 tonnes.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1.161 billion (negative
R6.58 billion) as at December 31, 2004 (as at December 31, 2003: negative $578 million – negative R3.85 billion). These values were based on a gold price of $434.70 per ounce, exchange rates of R/$5.67 and A$/$0.7745 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The marked-to-market represents the current profit/loss value of the hedge book at market prices and rates available at that time.
(1) Includes equity accounted joint ventures
Year             2005             2006              2007            2008              2009
2010-2014                Total
DOLLAR GOLD
Forward contracts Amount (kg) 34,021 30,428 35,481 29,111 25,324 48,745 203,110
$ per oz $315 $338 $343 $363 $377 $395 $357
*Restructure longs Amount (kg) 17,676 17,676
$ per oz $440 $440
Put options purchased Amount (kg) 3,381 5,481 1,455 10,317
$ per oz $347 $355 $292 $344
Put options sold Amount (kg) 6,221 4,354 855 1,882 9,409 22,721
$ per oz $397 $339 $390 $400 $430 $400
Call options purchased Amount (kg) 9,880 3,030 2,003 14,913
$ per oz $340 $353 $361 $345
Call options sold Amount (kg) 29,490 18,017 20,375 26,179 22,852 57,604 174,517
$ per oz $363 $386 $372 $377 $399 $455 $403

Year             2005             2006             2007              2008             2009
2010-2014               Total
RAND GOLD
Forward contracts Amount (kg) 933 933
Rand per kg R116,335 R116,335
Put options purchased Amount (kg) 1,875 1,875
Rand per kg R93,602 R93,602
Put options sold Amount (kg) 8,025 1,400 9,425
Rand per kg R80,840 R88,414 R81,965
Call options purchased Amount (kg)
Rand per kg
Call options sold Amount (kg) 12,657 4,517 311 2,986 5,972 26,443
Rand per kg R88,509 R102,447 R108,123 R202,054 R223,756 R134,486
AUD DOLLAR GOLD
Forward contracts Amount (kg) 2,969 3,110 8,398 3,110 3,390 3,110 24,087
A$ per oz A$560 A$746 A$650 A$673 A$667 A$692 A$662
Put options purchased Amount (kg) 1,244 1,244
A$ per oz A$585 A$585
Put options sold Amount (kg) 2,644 2,644
A$ per oz A$565 A$565
Call options purchased Amount (kg) 3,110 6,221 3,732 3,110 1,244 3,110 20,527
A$ per oz A$724 A$673 A$668 A$680 A$694 A$712 A$688
Call options sold Amount (kg) 1,711 1,711
A$ per oz A$597 A$597
Delta (kg) 32,280            44,577          57,531              52,221           47,107             92,492            326,208
**Total net gold:
Delta (oz) 1,037,825       1,433,182       1,849,662         1,678,942       1,514,523         2,973,683       10,487,817
Hedge delta as a percentage of current
production levels (%)
17% 24% 31% 28% 25% 10% 17%
*
At December 31, 2004, the group was in the process of restructuring the hedge book and had acquired a long spot position in gold. This long gold position has been applied to the hedge restructure subsequent to year-end.
**   The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2004.
The Delta positions indicated above includes the attributable portions of equity accounted joint ventures.
Amount
(‘000oz)
200                 300               270                 100                130                 100
Gold borrowing cost
associated with forward
contracts
(1)
Interest rate %                  0.3%            0.6%              0.7%               0.9%              1.0%              1.5%
Amount
(‘000oz)
400                708 1,334 1,168                898                641
Gold lease rate swaps
(2)
Interest rate %                0.9%              1.2%               1.8%              1.8%              1.8%              1.8%
Amount
(‘000oz)
320                320                 280                240                200                160
Interest rate %                2.0%              2.0%              2.0%               2.0%               2.0%              2.0%
Gold lease rate swaps
(3)
$ per ounce 302 302 302 302 302 302
(1)
   The Australian dollar denominated gold forward contract prices are shown on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices shown in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices at the financial statement date. The amount shown under “Gold borrowing cost associated with forward contracts” in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statement.
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
(3)
The gold lease rate swaps are contracts where the company receives a fixed percentage of the outstanding amount at a fixed US dollar gold price and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the average fixed rate that the company will receive during that period. The US$ price is the average rate at which the fixed interest amount in gold is converted to US dollars.

Year             2005             2006             2007              2008             2009
2010-2014              Total
DOLLAR SILVER
Forward
contracts
Amount
($)
$
per
oz
Put options purchased
Amount ($)
43,545
43,545
43,545
130,635
$ per oz
$7.11
$7.11
$7.40
$7.21
Put options sold
Amount ($)
43,545
43,545
43,545
130,635
$ per oz
$6.02
$6.02
$5.93
$5.99
Call options purchased
Amount ($)
$
per
oz
Call options sold
Amount ($)
43,545
43,545
43,545
130,635
$ per oz
$8.11
$8.11
$8.40
$8.21
Hedge book restructure
The group has an established practice of actively managing its hedged commitments under changing market circumstances.
This is reflected in the reduction of the hedge book from its high of 17.8
(1)
million ounces at December 31, 2000 to
7.01
(1)
million ounces at June 30, 2004. At the level of 7.01 million ounces, the hedge book had been reduced to cover an average of 22 percent of the annual production from AngloGold assets over the next five years. However, following the completed AngloGold Ashanti Business Combination, the combined hedge books amounted to 12.7 million ounces as at the end of September 2004, and the level of cover increased to 40 percent of five years' production of the group.
The group has previously indicated its intention to continue with the reduction in hedging levels. The argument for this reduction has been further supported by the group’s positive view of the gold price in the current market cycle. The company believes that the market circumstances favorable for the gold price are likely to remain in place for some time, and that the gold price will continue to trade in its current range, or higher.
A substantial restructuring of the hedge was commenced in late December 2004 and completed in January 2005. This has resulted in a reduction in the net delta of the combined hedge by some 2.2 million ounces or 69 tonnes of gold, down to a net hedge delta of 10.49 million ounces at December 31, 2004. The restructured hedge now represents cover equal to 31 percent of five years’ production spread over a ten-year period. The reduction of 2.2 million ounces in the December 2004 quarter is of the same order of magnitude as the substantial reduction achieved in hedge restructuring by AngloGold through the second quarter of 2002.
Notwithstanding a spot price at December 31, 2004 of $435 per ounce, $16 per ounce higher than the spot price of gold of
$419 per ounce at September 30, 2004, the marked-to-market valuation of the hedge book at the end of the year is almost unchanged quarter-on-quarter at negative $1,161 million, compared with negative $1,139
(1)
million at September 30, 2004. By
comparison, the marked-to-market value of the restructured book at the same spot price of $419 per ounce at which the
September 30, 2004 valuation was undertaken would result in a value of negative $922 million, reflecting a positive variance of
$217 million.
This improvement was achieved through a combination of the elimination from the hedge of lower-priced contracts and the cash injection of $83 million (net) into the book in the final quarter of 2004, followed by a further $76 million (net) in January
2005.
(1) Includes equity accounted joint ventures
The steps undertaken in the restructuring included:
•
the effective buy-back of poorly-priced forward and call option contracts in years 2005, 2006 and 2007 in order to remove the concentration of hedging in these years following the incorporation of the Ashanti hedge book, and to increase exposure to the spot price of gold in this period; and
•
the sale of new forward and call options contracts in the years beyond 2007 at higher gold prices than had been the case in the previous hedge structure, and spread more evenly than in the previous hedge structure.

The cash earnings will reflect the significantly greater exposure of the company to the spot price during 2005 and 2006 in particular. Beyond these years, the significantly higher contracted prices in the restructured forward positions will provide further benefit.
It is the intention of management to continue to actively manage the hedge book. This includes delivering into contracts, continuing to reduce the size of the book, and continuing to seek the maximum economic benefit from the book.
As much of the impact of the restructuring as possible has been taken in the fourth quarter of 2004. What remained to be concluded of the restructuring after the year-end was the apportionment of the net long position against existing short forward positions, and the rollout of the balance of the longer-dated new forward and option positions that complete the restructuring.
The shortfall in the received price in relation to the average spot price for the fourth quarter of 2004 was a consequence of both the bunching of Ashanti hedge contracts at year-end and the restructuring of the hedge book, and a gap of this magnitude, is not expected to recur in anticipated market conditions.
For the year ahead, it is the company's intention to track the spot price more closely, and to manage the hedge book actively with the goal of moderating any negative impact on the price received of the remaining lower-priced hedge positions in the year.
Net delta open hedge position at January 25, 2005
At January 25, 2005, following further restructuring of the hedge book as discussed earlier in this report, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 10.49 million ounces or 326 tonnes (at December 31, 2004: 10.49 million ounces or
326 tonnes). This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at January 25, 2005.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $993 million (negative
R5.9 billion) at January 25, 2005 (at December 31, 2004: negative $1,161 million – negative R6.6 billion). These values were based on a gold price of $426.35 per ounce, exchange rates of R/$5.93 and A$/$0.7710 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
Year 2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
8,127
19,510
32,993
30,076
26,288
53,566
170,560
$ per oz
$231
$336
$344
$365
$380
$402
$365
Put options purchased
Amount (kg)
9,135
8,592
1,455
19,182
$ per oz
$334
$345
$292
$336
Put options sold
Amount (kg)
6,221
4,354
855
1,882
9,409
22,721
$ per oz
$386
$339
$390
$400
$430
$397
Call options purchased
Amount (kg)
15,001
3,435
2,003
20,439
$ per oz
$338
$350
$361
$342
Call options sold
Amount (kg)
29,117
20,466
23,330
27,536
26,211
76,155
202,815
$ per oz
$366
$392
$381
$380
$407
$468
$416

Year
2005
2006
2007
2008
2009
2010-2014
Total
RAND GOLD
Forward contracts Amount (kg) 933 933
Rand per kg R116,335 $116,335
Put options purchased Amount (kg) 1,875 1,875
Rand per kg R93,602 R93,602
Put options sold Amount (kg) 8,025 1,400 9,425
Rand per kg R81,457 R88,414 R82,491
Call options purchased Amount (kg)
Rand per kg
Call options sold Amount (kg) 12,657 4,517 311 2,986 5,972 26,443
Rand per kg R89,054 R102,447 R108,123 R202,054 R223,756 R135,747
AUD DOLLAR GOLD
Forward contracts
Amount (kg) 2,036 3,110 8,398 3,110 3,390 3,110 23,154
A$ per oz A$573 A$746 A$650 A$673 A$667 A$692 A$667
Put options purchased Amount (kg) 1,244 1,244
A$ per oz A$585 A$585
Put options sold Amount (kg) 3,110 3,110
A$ per oz A$553 A$553
Call options purchased Amount (kg) 3,110 6,221 3,732 3,110 1,244 3,110 20,527
A$ per oz A$724 A$673 A$668 A$680 A$694 A$712 A$688
Call options sold Amount (kg) 3,110 3,110
A$ per oz A$577 A$577
Delta (kg)             22,017         34,937         56,920          54,089         50,034 108,534        326,531
*Total net gold:
Delta (oz) 707,862    1,123,249    1,830,018     1,738,999   1,608,628 3,489,444   10,498,200
*
The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at January 25, 2005.
Foreign exchange price risk protection agreements
The group periodically enters into forward exchange and currency option contracts to hedge certain recorded transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.
The following table indicates the group’s currency hedge position at December 31, 2004
Year             2005             2006              2007             2008             2009
2010-2014             Total
RAND DOLLAR (000)
Forward contracts Amount ($) 130,509 130,509
Rand per $ R5.71 R5.71
Put options purchased Amount ($)
Rand per $
Put options sold Amount ($)
Rand per $
Call options purchased Amount ($)
Rand per $
Call options sold Amount ($) 65,000 65,000
Rand per $ R5.72 R5.72

Year 2005             2006             2007             2008             2009 2010-2014             Total
AUD DOLLAR (000)
Forward contracts Amount ($) 55,237 39,222 94,459
$ per A$ A$0.59 A$0.75 A$0.65
Put options purchased Amount ($)
$ per A $
Put options sold Amount ($)
$ per A $
Call options purchased Amount ($)
$ per A $
Call options sold Amount ($) 20,000 20,000 40,000
$ per A$ A$0.76 A$0.74 A$0.75
BRAZILIAN REAL
(000)
Forward contracts Amount ($)
BRL per $
Put options purchased Amount ($) 600 600
BRL per $ BRL3.38 BRL3.38
Put options sold Amount ($) 600 600
BRL per $ BRL3.21 BRL3.21
Call options purchased Amount ($)
BRL per $
Call options sold Amount ($) 600 600
BRL per $ BRL3.55 BRL3.55
As at December 31, 2004 none of the hedging positions reported in the above tables were governed by “right-to-break”
clauses.
For a more detailed presentation of the investment maturity profile, borrowings maturity profile and interest rate risk profile of these agreements, see note 21 to the consolidated financial statements “Gold price and currency risk management activities”.
Credit risk
Realization of all these contracts is dependent upon the counterparties performing in accordance with the terms of the contracts. AngloGold Ashanti generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. AngloGold Ashanti spreads its business over a number of predominantly international, credit worthy counterparties and believes that no concentration of credit risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied against each counterpart.
The table below provides a summary of the number, type and credit quality of AngloGold Ashanti’s hedge counterparts.
Number of Counterparts
Type
Credit Rating (Fitch)
1                                                         International Bank
AAA
3                                                         International Bank
AA+
4                                                         International Bank                                                         AA
9                                                         International Bank
AA-
2                                                         International Bank                                                         A+
2                                                         International Bank                                                          A
2                                                         International Bank                                                          A-
1                                                         International Bank
BBB
1                                                         International Bank
BBB-
3 South African Bank AA(zaf) (International BBB)
2 South African Bank AA-(zaf) (International BBB)
1 South African Bank A+(zaf) (International BBB-)
1                                                            Brazilian Bank
AA(bra)
1 Trade Finance House Not rated

AngloGold Ashanti does not anticipate non-performance by any counterparts.
Fair value
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of
AngloGold Ashanti’s financial instruments at December 31, 2004 and 2003 are as follows:
December 31, 2004
December 31, 2003
Carrying
amount
Fair
value
Carrying
amount
Fair
value
(in
millions)
$
$
$
$
Cash and cash equivalents
(1)
299
299
479
479
Receivables
252
252
181
181
Short-term debt
(2)
315
315
331
331
Long-term debt
(2)
1,371
1,364
778
788
Accounts payable and other current liabilities
479
479
355
355
Derivatives
(3)
(662)
(1,161)
(218)
(578)
Forward sales type agreements
(3)
(511)
(647)
(149)
(248)
Option contracts
(3)
(185)
(507)
(4)
(85)
(320)
(4)
Foreign exchange contracts
(3)
17
17
3
3
Foreign exchange option contracts
(3)
(2)
(2)
2
2
Interest rate swaps – Gold
(3)
21
(20)
6
(20)
Sub total – Hedge derivatives
(660)
(1,159)
(223)
(583)
Interest rate swaps – Non-gold
(3)
(2)
(2)
5
5
(1)
The carrying amounts approximate fair value because of the short-term duration of these instruments.
(2)
Fair value reflects the net present value of the future cash flows, discounted at the prevailing market rate. The fair value of listed fixed rate debt and the
Convertible Bonds are shown at their market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
(3) The fair value of the above instruments is calculated based on market prices, volatilities and interest rates, as at December 31, 2004 and 2003.
(4) Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.
Sensitivity analysis
The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at December 31,
2004 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):
Sensitivity analysis
Change in
Rate(+)
Change in Fair
value
(1)
Change in Rate
(-)
Change in Fair
value
(1)
Currency (R/$)
+1.0
(48.0)
-1.0
13.7
Currency (A$/$)
+0.05
26.0
-0.05
(26.0)
Gold price ($/oz)
+10
(104.0)
-10
101.3
US Interest Rate (%)
+0.1
(11.1)
-0.1
11.1
ZAR Interest Rate (%)
+0.1
(0.2)
-0.1
0.2
Aus Interest Rate (%)
+0.1
(0.9)
-0.1
0.9
Gold Interest Rate (%)
+0.1
13.1
-0.1
(13.3)
(1)
In $ million.
Hedge levels
AngloGold Ashanti employs hedging as an element of its risk management strategy. While AngloGold Ashanti’s hedge policy has remained unchanged, the absolute level of gold hedges has increased over the last year as a result of the Business
Combination with Ashanti Goldfields.

A summary of the hedge position as at December 31, 2002, 2003 and 2004 is as follows. The “years of production hedged” is calculated as the hedge net delta position at year-end divided by the annual production for that year.
As at December 31,
Hedge Net Delta
kg’s
(2)
Annual Production for Year
kg’s
(2)
Years of Production
Hedge
2002                                                               319,722
184,711 1.73
2003                                                               267,131
174,668 1.53
2004                                                               326,208
188,223 1.73
While AngloGold Ashanti may reduce its net delta hedge position further in line with a positive price outlook, it will continue to actively manage the hedge in order to protect margins and to ensure the company’s ability to service debt requirements.
Hedge performance
The following table provides a summary of the average received gold price for AngloGold Ashanti and the average spot gold price over the last five years. The table provides an indication of past hedge performance.
Sales
Average Price Received
Spot Price
Year                              Thousand ounces
(2)
US dollar per ounce
US dollar per ounce
2000                                              7,241                                            308                                                   285
2001                                              7,004                                            286                                                   271
2002                                              5,941                                            303                                                   310
2003                                              5,635                                            363                                                   363
2004                                              6,060                                            394                                                   410
(2)
Includes equity accounted joint ventures
Item 12: Description of securities other than equity securities
Not applicable.

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.
Item 14: Material modifications to the rights of security holders and use of proceeds
None.
Item 15: Controls and procedures
The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the company’s disclosure controls and procedures were effective subject to the following:
The company’s independent registered public accounting firm, Ernst & Young, reported to the company’s Audit and Corporate
Governance Committee and management that Ernst & Young considered certain policies and procedures around the
US GAAP accounting and reporting of the Ashanti acquisition and the accounting for joint ventures not to have been sufficiently well developed. Ernst & Young considered these matters to represent a material weakness (under standards established by the Public Company Accounting Oversight Board (United States)) in the company’s internal control over financial reporting.
Ernst & Young has provided an unqualified audit report on the company’s financial statements for fiscal years 2002, 2003 and
2004.
Management has addressed these issues by making appropriate changes to the company’s documented accounting policies and procedures for these types of transactions. In addition the company has increased the number of employees in the accounting department, one of whom is a specialist technical accountant, and is experienced in US GAAP. These enhanced skills and processes will enable management to consider and research the accounting implications of these transactions on a timely basis.
Except as stated above, there were no changes in the company’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.
Item 16: Corporate Governance
16A. Audit committee financial expert
The Board of Directors has determined that Mr Colin Brayshaw is an “audit committee financial expert” as defined in Item 16A.
of Form 20-F. Mr Brayshaw and each of the other members of the Audit and Corporate Governance Committee
(being Mr F B Arisman, Mrs E le R Bradley and Mr R P Edey) is an “independent director” as defined in the JSE Listings
Requirements and NYSE rules.
16B. Codes of ethics and whistle-blowing policy
In order to comply with the company’s obligations in terms of the Sarbanes-Oxley Act and the King Code, and in the interests of good governance, the company has adopted a code of ethics for employees and a code of ethics that applies to the Chief
Executive Officer, Executive Director: Finance and all Financial Officers, as well as a whistle-blowing policy that encourages employees and other stakeholders to confidentially report acts of an unethical or illegal nature affecting the company’s interests. Both codes and the whistle-blowing policy are available on the company website, www.anglogoldashanti.com, and may be found as follows:
1. From our main web page, first hold the cursor over the “About” tab.
2. Scroll down and highlight the “Corporate Governance” tab.
3. Click on the “Guidelines” tab.
4. Scroll down and double click on “Code of Ethics for the Chief Executive Officer, Principal Financial Officer and Senior
Financial Officers”.
The code of ethics is also available on request from the company secretary.

16C. Principal accountant fees and services
Ernst & Young has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-
year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The
Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to
AngloGold Ashanti in 2004 and 2003.
(in millions)
2004
$
2003
$
Audit Fees
(1)
2.87                                   1.32
Audit-related Fees
(2)
0.28                                   0.41
Tax Fees
(3)
0.06                                   0.14
All Other Fees
(4)
0.02                                   0.14
Total
3.23                                   2.01
Roun
ding may result in computational differences.
(1)
The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)
Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the
Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems;
review of plans and controls for shared service centers; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.
(3)
Tax Fees include fees billed for tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.
(4)
All Other Fees include fees billed for services relating to financial information technology.
In addition to the fees set out in the table above, Ernst & Young received a fee of $0.91 million (2003: $0.06 million) for work associated with and included in the cost of the Business Combination of AngloGold with Ashanti.
Audit Committee Pre-approval Policies and Procedures
The Audit and Corporate Governance Committee meets regularly with the external audit partner, the group’s internal audit manager and the executive officer: corporate accounting, to review the audit plans of the internal and external auditors and pre-approve the external auditor’s audit work, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
The committee is furthermore, responsible for:
•
the appointment and dismissal of the external auditors; determining and approving external auditors’ fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and pre-
approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee;
•
overseeing the internal audit function; receiving regular report back from the group internal audit manager; appointment and dismissal of the group internal audit manager;
•     assessing and reviewing the company’s risk management framework; and
•     monitoring the group’s corporate governance practices in relation to regulatory requirements and guidelines.
The external auditors also meet with the committee members in the absence of management and the chief executive officer and chief financial officer.
The committee met on seven occasions during 2004. All members of the committee attended five of the meetings. Mrs Bradley and Mr Edey were each unable to attend one meeting of the committee.

During 2004, $650 of Audit-related Fees (in the form of tax fees) for services provided to AngloGold Ashanti by Ernst & Young were approved by the Audit and Corporate Governance Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
No work was performed by persons other than the principal accountant’s employees on the principal accountant’s engagement to audit AngloGold Ashanti’s financial statements for 2004.
16D. Exemptions from the listing standards for audit committees
Not applicable.
16E. Purchases of equity securities by the issuer and affiliated purchasers
Period Total Number of
Shares Purchased
(1)
Average Price Paid
per Share in $
(1)(2)
Total Number of
Shares Purchased
as Part of Publicly
Announced
Programs
Maximum Number
of Shares that may
yet be Purchased
under the
Programs
01-01-2004 – 01-31-2004 - – – –
02-01-2004 – 02-29-2004 2,436,533 $43.31 – –
03-01-2004 – 03-31-2004 736,650 $44.96 – –
04-01-2004 – 04-30-2004 – – – –
05-01-2004 – 05-31-2004 3,252,151 $35.46 – –
06-01-2004 – 06-30-2004 6,860,568 $32.25
07-01-2004 – 07-31-2004 – – – –
08-01-2004 – 08-31-2004 – – – –
09-01-2004 – 09-30-2004 – – – –
10-01-2004 – 10-31-2004 – – – –
11-01-2004 – 11-30-2004 – – – –
12-01-2004 – 12-31-2004 – – – –
(1)
All of these purchases were made by AngloGold Ashanti’s Affiliate, AA plc, through its wholly-owned subsidiary Anglo South Africa Capital (Proprietary)
Limited on the open market, except for 6.2 million shares purchased in the period from June 1, 2004 to June 30, 2004 which were purchased in a privately negotiated transaction with a third party and effected through the JSE. The information in respect to the quantity of shares purchased and the period in which purchases were made, was obtained directly from AA plc.
(2)
AA plc disclosed the aggregate values for its purchases of the shares above in South African rands. The average prices reflected are based on AngloGold
Ashanti’s translation of the rand amounts into US dollars based on the average annual R/$ exchange rate of $1 = R6.4368.

PART III
Item 17: Financial statements
Not applicable.
Item 18: Financial statements
Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of AngloGold Ashanti Limited
We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited as of December 31, 2004 and
2003 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management.
Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Société des Mines de Morila S.A. and Société d'Exploitation des Mines d'Or de Sadiola S.A. included on an equity basis for which AngloGold Ashanti Limited owned 40 percent and 38 percent, respectively. Those financial statements reflect amounts included in Investment in affiliates of $85 million and $74 million as of December 31, 2004, respectively, and
Equity income/(loss) in affiliates of $25 million and $11 million for the year then ended, respectively, of AngloGold Ashanti
Limited’s related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Société des Mines de Morila S.A. and
Société d'Exploitation des Mines d'Or de Sadiola S.A. is based solely on the reports of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United
States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2004 and 2003,
and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended
December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
As discussed in note 2 to the consolidated financial statements, the accompanying financial statements for 2003 and 2002 have been restated.
As discussed in note 5 to the consolidated financial statements, in 2003 the Company changed its method of accounting for
Asset Retirement Obligations (AROs) in accordance with SFAS143.
Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (S.A.)
Johannesburg, Republic of South Africa
June 30, 2005

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of income
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002
(In millions, except share and per share information)
Notes
2004
$
2003
(As restated)
$
2002
(As restated)
$
Sales and other income
2,238 1,743 1,493
Product sales 2,183 1,714 1,458
Interest, dividends and other
55 29 35
Costs and expenses
2,274 1,403 1,137
Production costs 1,436 1,068 792
Exploration costs
44 40 28
Related party transactions 6 45 37 42
General and administrative 58 43 29
Royalties 27 11 9
Market development costs
15 19 17
Research and development
- - 1
Depreciation, depletion and amortization 445 247 257
Impairment of assets
5 3 78 -
Interest expense 5 67 28 22
Accretion expense
5 8 2 -
Employment severance costs 5 9 4 3
(Profit)/loss on sale of assets
5 (14) (55) 11
Non-hedge derivative loss/(gains) 22 131 (119) (74)
(Loss)/income before equity income and income tax
(36) 340 356
Equity income in affiliates
23 74 80
(Loss)/income before income tax provision
(13) 414 436
Deferred income and mining tax benefit/(expensed) 7 132 (147) (64)
Income before minority interest
119 267 372
Minority interest (22) (17) (16)
Income before cumulative effect of accounting change
97 250 356
Cumulative effect of accounting change 5 - (3) -
Net income applicable to common stockholders
97 247 356
Basic earnings per common share (cents)
Before cumulative effect of accounting change 8 39 112 160
Cumulative effect of accounting change
8 - (1) -
Net income – applicable to common stockholders
39 111 160
Diluted earnings per common share (cents)
Before cumulative effect of accounting change
8 38 112 160
Cumulative effect of accounting change 8 - (1) -
Net income – applicable to common stockholders
38 111 160
Weighted average number of common shares used in computation
8
251,352,552           222,836,574           221,883,567
Dividend per common share (cents)
76 133 113
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated balance sheets
AT DECEMBER 31, 2004 and 2003
(In millions, except share information)
Notes
2004
$
2003
(As restated)
$
ASSETS
Current Assets
1,415                       1,283
Cash and cash equivalents
299                          479
Receivables
743                          551
Trade 30 39
Derivatives 22 491 370
Value added taxes
29 19
Other 193 123
Inventories 9
268                          154
Materials on the leach pad 9 105 99
Property, plant and equipment, net
10
4,942                      2,263
Deferred stripping
10 69 37
Acquired properties, net
11
1,654                          737
Goodwill
12
543                          226
Other intangibles, net
12 48 -
Derivatives
22
187                            94
Materials on the leach pad
9 22 7
Other long-term assets
13
516                          696
Total assets
9,396                       5,343
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,465                      1,116
Trade accounts payable 165 84
Payroll and related benefits 82 62
Other current liabilities 14 232 209
Derivatives 22
606                          408
Short-term debt 15
315                          331
Income and mining tax payable 65 22
Long-term debt
16
1,371                          778
Derivatives
22
734                           274
Deferred income and mining tax
7
1,525                          789
Provision for environmental rehabilitation
5 / 17 209 124
Other accrued liabilities
18 14 6
Provision for pension and other post-retirement medical benefits
19
173                          136
Minority interest
59 52
Commitments and contingencies
20 - -
Stockholders’ equity
21
3,846                       2,068
Common stock
400,000,000 (2003 – 400,000,000) authorized common stock of 25 ZAR cents each
Stock issued 2004 – 264,462,894 (2003 – 223,136,342) 10 9
Additional paid in capital 4,961 3,415
Accumulated deficit
(702)                        (616)
Accumulated other comprehensive income (423) (740)
Total liabilities and stockholders’ equity
9,396                       5,343
The accompanying notes are an integral part of these Consolidated Financial Statements
.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of cash flows
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002
(In millions, except share information)
Notes
2004
$
2003
(As restated)
$
2002
(As restated)
$
Net cash provided by operating activities
506 411 529
Income before cumulative effect of accounting change 97 250 356
Reconciled to net cash provided by operations:
Profit on sale of assets (14) (55) -
Depreciation, depletion and amortization
445 247 257
Deferred stripping costs (28) (32) (5)
Impairment of assets
3 78 -
Deferred income and mining tax (200) 76 (56)
Movement in non-hedge derivatives
205 (65) (16)
Equity income in affiliates
(23) (74) (80)
Dividends received from affiliates 24 86 65
Other non cash items
16 86 25
Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits
(26)                         (88)
(17)
Effect of changes in operating working capital items:
Receivables
(18) (50) 2
Inventories
(39) (78) (46)
Accounts payable and other current liabilities
64 30 44
Net cash used in investing activities
(979) (268) (66)
Cash acquired in acquisitions
3 56 9 8
Increase in non-current investments (20) (1) (34)
Additions to property, plant and equipment (571) (339) (246)
Proceeds on sale of mining assets
10 6 1
Proceeds on sale of investments
- 56 158
Cash outflows from derivatives purchased
(359) - -
Cash inflows from derivatives sold
49 - -
Cash effects of acquisitions or disposals
3 (227) 1 35
- Proceeds
(227) 1 59
- Contractual obligations
- - (24)
Loans receivable advanced
(2) (4) (5)
Loans receivable repaid 85 4 17
Net cash generated/(used) in financing activities
276 (79) (333)
Short-term debt repaid
(609) (105) (630)
Short-term debt raised
88 79 37
Issuance of stock 3 10 18
Long-term debt repaid
(200) (32) (258)
Long-term debt raised 989 283 760
Cash outflows from derivatives relating to acquisitions
(24) - -
Cash inflows from derivatives with financing 227 - -
Dividends paid
(198) (314) (260)
Net (decrease)/increase in cash and cash equivalents
(197) 64 130
Effect of exchange rate changes on cash
17 53 75
Cash and cash equivalents – January 1,
479 362 157
Cash and cash equivalents – December 31,
299 479 362
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of stockholders’ equity
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002
(In millions, except share information)
Common stock
Common
stock
$
Additional paid in
capital
$
Other
comprehensive
income*
$
Accumulated
deficit
$
Total
$
Balance – January 1, 2002
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
Balance – December 31, 2002
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
532
Stock issues as part of Share Incentive Scheme
514,320 - 8 8
Variable compensation awards compensation expense
4 4
Dividends
(296) (296)

Balance – December 31, 2003
223,136,342 9 3,415 (740) (616) 2,068
Net income 97 97
Translation gain 178 178
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax 118 118
Net gain on cash flow hedges, net of tax 19 19
Net gain on available for sale financial assets arising during the period, net of tax 2 2
Comprehensive income 414
Stock issue as part of acquisition 41,133,752 1 1,543 1,544
Stock issues as part of Share Incentive Scheme 192,800 - 3 3
Reversal of variable compensation awards compensation expense (4) (4)
Dividends (179) (179)
Balance – December 31, 2004
264,462,894 10 4,961 (423) (702) 3,846
* The cumulative translation loss included in other comprehensive income amounted to $341 million (2003: $519 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $14 million (2003: $56 million), included in other comprehensive income in respect of cash flow hedges amounted to $148 million (2003: $285 million). The cumulative gain included in other comprehensive income in respect of available for sale financial assets amounted to
$2 million (2003: $nil million). This gain has no tax effect. The cumulative gain included in other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2003: $64 million). This gain is offset by $64 million (2003: $64 million) arising from translation of a net investment in foreign entities.
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002
(In millions, except share information)
1.
NATURE OF OPERATIONS
AngloGold Ashanti Limited, (the “company”) was formed on April 26, 2004 following the completed AngloGold Ashanti
Business Combination between AngloGold Limited and Ashanti Goldfields Company Limited. AngloGold Limited
(AngloGold) formerly Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), was incorporated in South
Africa on May 29, 1944. Ashanti Goldfields Company Limited (Ashanti) was incorporated in Ghana on August 19,
1974. The company conducts gold-mining operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia,
South Africa, Tanzania and the United States of America (USA). The company also produces uranium oxide and sulphuric acid.
2.
RESTATEMENT OF FINANCIAL STATEMENTS FOR ACCOUNTING FOR INTERESTS IN MINING JOINT
VENTURES
The company has restated previously issued financial statements for the fiscal years ended December 31, 2002 and
December 31, 2003 to correct the company’s historical accounting practices for certain joint venture arrangements.
Historically, interests in certain incorporated mining joint ventures in which the company has joint control were reported using the proportionate consolidation method. This accounting treatment represents a departure from
US GAAP which requires the equity method of accounting for such joint venture arrangements. These joint venture arrangements consist of operating entities situated in Mali (the Sadiola, Yatela and Morila Joint Ventures) and
Tanzania (the Geita Joint Venture), of which the significant financial operating policies are, by contractual arrangement, jointly controlled.
As a result, the company has restated the consolidated balance sheet as of December 31, 2003, and the consolidated statements of income and consolidated statements of cash flows for the years ended December 31, 2003 and 2002 included in this Annual Report on Form 20-F. The restatement corrects the company’s historical accounting for interests in mining joint ventures and has no impact on Net income or Total stockholders’ equity in the accompanying consolidated statements.
The following is a summary of the effects of the corrections in joint venture accounting on the company’s consolidated statements of income and consolidated statements of cash flows for the years ended December 31, 2003 and 2002 as well as the effect of these changes on the consolidated balance sheet as at December 31, 2003.
Condensed consolidated income statement
Year ended December 31, 2003
(In millions)
As previously
reported Adjustments   As restated
Sales and other income
2,057
(314)
1,743
Costs and expenses
1,646
(243)
1,403
Income before equity income and income tax
411
(71)
340
Equity income in affiliates
2
72
74
Income before income tax provision
413
1
414
Deferred income and mining tax expensed
(146)
(1)
(147)
Minority interest
(17)
-
(17)
Net income before cumulative effect of accounting change
250
-
250
Net income
247
-
247
Condensed consolidated income statement
Year ended December 31, 2002
(In millions)
As previously
reported
Adjustments As
restated
Sales and other income
1,799
(306)
1,493
Costs and expenses
1,369
(232)
1,137
Income before equity income and income tax
430
(74)
356
Equity income in affiliates
4
76
80
Income before income tax provision
434
2
436
Deferred income and mining tax expensed
(62)
(2)
(64)
Minority interest
(16)
-
(16)
Net income before cumulative effect of accounting change
356
-
356
Net income
356
-
356

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2.
RESTATEMENT OF FINANCIAL STATEMENTS FOR ACCOUNTING FOR INTERESTS IN MINING JOINT
VENTURES (continued)
Condensed consolidated cash flow statement
Year ended December 31, 2003
(In millions)
As previously
reported Adjustments As
restated
Net cash provided by operating activities
453
(42)
411
Net cash used in investing activities
(307)
39
(268)
Net cash used in financing activities
(107)
28
(79)
Effect of exchange rate changes on cash
53
-
53
Cash and cash equivalents – beginning of year
413
(51)
362
Cash and cash equivalents – end of year
505
(26)
479
Condensed consolidated cash flow statement
Year ended December 31, 2002
(In millions)
As previously
reported
Adjustments As
restated
Net cash provided by operating activities
594
(65)
529
Net cash used in investing activities
(91)
25
(66)
Net cash used in financing activities
(356)
23
(333)
Effect of exchange rate changes on cash
75
-
75
Cash and cash equivalents – beginning of year
191
(34)
157
Cash and cash equivalents – end of year
413
(51)
362
Condensed consolidated balance sheet
At December 31, 2003
(In millions)
As previously
reported
Adjustments As
restated
Cash and cash equivalents
505
(26)
479
Other current assets
905
(101)
804
Equity method investments
(1)
5                   503
508
Non current assets
4,164
(612)
3,552
Total assets
5,579
(236)
5,343
Current liabilities
1,202
(86)
1,116
Non current liabilities
2,257
(150)
2,107
Minority interests
52
-
52
Stockholders’ equity
2,068
-
2,068
Total liabilities and stockholders’ equity
5,579
(236)
5,343
(1)
Included in other long-term assets.
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS
2004 acquisitions
The company made the following acquisitions during the year:
•
Business Combination between AngloGold and Ashanti
On August 4, 2003, AngloGold and Ashanti announced that they had agreed the terms of a recommended Business
Combination at an exchange ratio of 0.26 ordinary shares for every Ashanti share. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin, which held 27.6 percent of Ashanti's issued share capital, agreed, among other things, to vote its Ashanti shares in favor of the Business Combination.
After further discussions with AngloGold and careful, detailed consideration of a competitive proposal, and following the increase by AngloGold in the offer consideration from 0.26 to 0.29 ordinary shares, the Ashanti board announced on October 15, 2003 that it was recommending the improved final offer from AngloGold.
On October 28, 2003, the government of Ghana, which held 16.8 percent of Ashanti's issued share capital, announced its support for the AngloGold offer, as well as the principal terms of a Stability Agreement which the government of Ghana intended to enter into with AngloGold.
AngloGold and the government of Ghana agreed the terms of a Stability Agreement, approved by the parliament of
Ghana, to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti will operate in Ghana following the implementation of the Business Combination.
Under the Stability Agreement, the government of Ghana retained its special rights (“Golden Share”) under the provisions of the mining law pertaining to the control of a mining company, in respect of the assets and operations in
Ghana.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
In terms of the Golden Share, the following requires, and will not be effective without, the written consent of the government of Ghana as the holder of the Golden Share:
•
any disposal by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group’s assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the Ashanti Group or
(b) the average profits attributable to it represent at least 25 percent of the average profits of the Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).
The Golden Share does not carry any right to vote at any general meeting of Ashanti.

The government of Ghana has also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the Business Combination. In consideration of these agreements and undertakings, AngloGold agreed to issue to the government of Ghana 2,658,000 new AngloGold ordinary shares and to pay to the government of Ghana $5 million in cash, promptly after the implementation of the
Business Combination. AngloGold also agreed to pay to the government of Ghana, on the date of the completion of the Business Combination, an additional $5 million in cash towards the transaction costs incurred by the government of Ghana in its role as regulator of Ashanti.

The Business Combination was effected by means of a scheme of arrangement under Ghanaian law, which required the approval of Ashanti shareholders and the confirmation by the High Court of Ghana. In terms of the Business
Combination, Ashanti shareholders received 0.29 ordinary shares or 0.29 ADSs of AngloGold for every Ashanti share or Ashanti GDS (Global Depositary Security) held. Each ADS represents one AngloGold ordinary share. The Business
Combination whereby AngloGold acquired 100 percent of Ashanti, became effective on April 26, 2004 after the Court
Order from the High Court of Ghana was lodged with the Ghana Registrar of Companies. From the effective date,
Ashanti became a private company, and AngloGold changed its name to AngloGold Ashanti Limited, following approval by its shareholders at a general meeting held on April 8, 2004.

On April 26, 2004, AngloGold issued 38,400,021 ordinary shares to former Ashanti shareholders and 2,658,000 ordinary shares under the Stability Agreement to the government of Ghana. On June 29, 2004, AngloGold issued a total of 75,731 ordinary shares to former Ashanti warrant holders pursuant to the Business Combination.

The market value of the shares issued for Ashanti was approximately $1,544 million, net of share issue expenses of
$3 million, based on the average quoted value of the shares of $37.62 two days before and after October 15, 2003, the date the terms of the transaction were announced. The market value of the issued shares, together with the cash consideration paid to the government of Ghana as part of the Stability Agreement, cash consideration paid for outstanding options over Ashanti ordinary shares and transaction costs and funding of $227 million, gave rise to a total purchase price of approximately $1,771 million.

Ashanti Goldfields Company Limited was delisted from the London, New York and Ghana stock exchanges in late
April 2004. AngloGold Ashanti has performed a preliminary purchase price allocation based on independent appraisals and valuations. The transaction was accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $182 million being recorded, relating mainly to the extended life of AngloGold
Ashanti by the Obuasi project in Ghana and enlarged negotiation base and presence in Africa by Ashanti operations.
In accordance with the provisions of SFAS142, goodwill was assigned to specific reporting units. The company’s reporting units are generally consistent with the operating mines underlying the segments identified in Note 26 –
Segment and Geographical Information. Goodwill related to the acquisition is non-deductible for tax purposes.

The combination of AngloGold and Ashanti was designed to combine the two companies into a long-life, low-cost, high-margin investment opportunity, bringing together the best that both had to offer, by way of ore bodies, capital and human resources.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
Due to the size and nature of the acquisition and the geographical spread and remote locations of some of the properties acquired and the associated assets, AngloGold Ashanti is in the process of finalizing the purchase price allocation of fixed assets. However, the final purchase price allocation is not expected to vary significantly from the preliminary allocation.

The operations and financial condition of the companies and assets acquired are included in the financial statements from April 26, 2004, the effective date of the Business Combination.

The carrying amount of goodwill recorded in the AngloGold Ashanti Business Combination by reporting segment, as of December 31, 2004 and 2003 is summarized as follows:
Ghana
$
Guinea
$
Tanzania
$
Total
$
Balance at January 1, 2003 - - - -
Purchase price allocation for Ashanti Business Combination 122 10 50 182
Impairment losses - - - -
Balance at December 31, 2004 122 10 50 182
The fair value assigned to major assets and liabilities acquired in Ashanti are disclosed in Note 3 – Fair value of acquisitions and (disposals) of businesses.

For information purposes only, the following unaudited pro forma financial data reflects the consolidated results of operations of AngloGold Ashanti as if the Business Combination had taken place on January 1, 2004 and on
January 1, 2003:
Year ended December 31,
2004
$
2003
(As restated)
$
Total revenue
2,478
2,429
$
Per basic and
diluted common
share
(1)
(cents)
$
Per basic and
diluted common
share
(1)
(cents)
Net income/(loss) before cumulative effect of accounting change
241
91
(227)
(86)
Cumulative effect of accounting change
-
-
1
-
Net income/(loss) – applicable to common stockholders
241
91
(226)
(86)
Basic weighted average number of common shares used in
computation
264,402,721
263,970,326
Diluted weighted average number of common shares used in
computation
265,098,470
264,851,327
(1)
    The calculation of diluted earnings/(loss) per common share for 2004 and 2003 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.
The above pro forma financial data for the year ended December 31, 2004 includes mark-to-market gains on derivative instruments amounting to $169 million and for the year ended December 31, 2003 includes mark-to-market losses on derivative instruments amounting to $437 million. The above pro forma financial data for the years ended
December 31, 2004 and 2003 do not include the application of hedge accounting prior to the acquisition to significant portions of acquired derivative instruments as hedge accounting documentation was not in place during these periods.
The pro forma net loss for the year ended December 31, 2003 assumes the effects of the Convertible Bonds issue which was raised primarily to finance the acquisition costs, debt repayment commitments, working capital and capital expenditure requirements of Ashanti Goldfields Company Limited. The pro forma information is not indicative of the results of operations that would have occurred had the Business Combination been consummated on January 1, 2004 and 2003, respectively. The information is not indicative of the group’s future results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
•
AngloGold Ashanti acquires stake in Trans-Siberian Gold plc
On July 1, 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc
(TSG) for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately
£18 million ($32 million) in two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. TSG is listed on the London Stock Exchange’s Alternative Investment Market (AIM).
This first move into Russia allows AngloGold Ashanti the opportunity of establishing a meaningful interest in a company with Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as being able to establish a business within this prospective New Frontier. On December 23, 2004, it was announced that the second subscription had been delayed to April 15, 2005 while on April 18, 2005, the second subscription date was extended by a further two weeks to
April 29, 2005. On April 28, 2005, the company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to
£1.494 per share agreed between the parties on June 30, 2004. The revised terms of the subscription was approved by TSG shareholders on May 27, 2005 and AngloGold Ashanti’s 17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed.
•
Agreement with Red 5 Limited
On October 11, 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5
Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of A$5 million ($4 million). The placement will be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines.
2004 disposals
The company’s disposals during the year included:
•
Sale of Western Tanami project
On January 20, 2004, AngloGold announced that it had received a cash payment of A$4 million ($3 million) and
25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This follows an initial payment of A$0.3 million ($0.2 million) made on November 24,
2003, when the Heads of Agreement was signed by the companies. The company realized a profit of $3 million on sale of these assets. Refer to Note 5 – (Profit)/loss on sale of assets.
•
Sale of Union Reefs Mine
On August 5, 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation. The company realized a profit of
$2 million on sale of these assets. Refer to Note 5 – (Profit)/loss on sale of assets.
•
Sale of Freda-Rebecca Mine
In a joint announcement on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a deferred consideration of
$2 million. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine. No
(profit)/loss was realized on disposal and the sale was effective on September 1, 2004.
•
Sale of stake in Tameng Mining and Exploration
Agreement was reached to sell AngloGold Ashanti’s 40 percent equity interest in Tameng Mining and Exploration
(Proprietary) Limited of South Africa (Tameng) to Mahube Mining (Proprietary) Limited for a cash consideration of
R20 million ($3 million). Tameng owns certain mineral rights to platinum group metals (PGMs) on the farm Locatie
Van M’Phatlele KS 457, on the northern limb of the Bushveld Complex in the Limpopo Province in South Africa. No
(profit)/loss was realized on disposal and the sale was effective on September 1, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
2003 acquisitions
AngloGold made the following acquisition during the year:
•
Purchase of a portion of the Driefontein mining area from Gold Fields Limited
On September 18, 2003, AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields Limited of a portion of the Driefontein mining area in South Africa to AngloGold for a cash consideration of R315 million ($48 million). The purchase price including the related deferred taxation thereon, has been capitalized as mining assets.
2003 disposals
AngloGold’s disposals during the year included:
•
Sale of Amapari project located in the State of Amapá, North Brazil
On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to
Mineração Pedra Branca do Amapari, for the total consideration of $18 million. The effective date of the transaction was May 19, 2003. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property as part of the Minorco transaction, the company had sought to prove up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively. This was not achieved and
AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell. AngloGold realized a loss of $3 million on the disposal of the Amapari project. Refer to Note 5 – (Profit)/loss on sale of assets.
•
Sale of stake in the Gawler Craton Joint Venture to Helix Resources Limited
On June 6, 2003, AngloGold announced that it had finalized the sale of its 49 percent stake in the Gawler Craton Joint
Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Consideration for the
sale comprised cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and
1.25 million Helix options exercisable at A$0.25 per option before November 30, 2005 with an additional payment of
$335,000 (A$500,000) deferred to the delineation of a mineable resource of 350,000 ounces. Helix’s proposed acquisition of AngloGold’s rights to the Tarcoola Project, 60 kilometers to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on April 8, 2003.
•
Sale of stake in Jerritt Canyon Joint Venture to Queenstake Resources USA Inc.
On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. effective June 30, 2003. This followed negotiations originally announced on
February 27, 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold,
$1.5 million in cash and 32 million shares of Queenstake stock, with $6 million in deferred payments and $4 million in future royalty payments. Queenstake accepted full closure and reclamation liabilities. The shares acquired by
AngloGold in this transaction were issued by Queenstake Resources Limited, a subsidiary of Queenstake, and represents approximately 9.2 percent of that company’s issued share capital. AngloGold disposed of its entire interest in Queenstake during November 2003. AngloGold realized a profit of $10 million and $3 million, respectively, on sale of the Jerritt Canyon Joint Venture and the investment held in Queenstake. Refer to Note 5 – (Profit)/loss on sale of assets. In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold’s interest in the Jerritt Canyon Joint Venture to
Queenstake Resources USA Inc., effective June 30 2003. Based on an agreement reached between the parties,
AngloGold Ashanti was paid on August 25, 2004 approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that
AngloGold Ashanti retained.
•
Sale of investments held in East African Gold Mines Limited and Randgold Resources Limited
On July 8, 2003 AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines
Limited for a consideration of $25 million and in the second half of 2003 AngloGold disposed of 952,481 shares in
Randgold Resources Limited, for a consideration of $23 million. AngloGold realized a profit of $42 million on sale of these investments. Refer to Note 5 – (Profit)/loss on sale of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
2002 acquisitions
AngloGold made one acquisition during the year.
•
Acquisition of 46.25% interest in Cerro Vanguardia S.A. (“CVSA”)
During July, 2002 an agreement was reached with Pérez Companc International SA (“Pérez Companc”) to acquire its entire 46.25% equity interest in Cerro Vanguardia S.A. (“CVSA”), including a loan, for a net cash consideration of
$97 million, which was paid from AngloGold’s existing but undrawn debt facilities. The transaction was effective from
July 1, 2002.

Pérez Companc and AngloGold each owned a 46.25% equity interest in CVSA prior to the transaction. CVSA owns the exclusive right to exploit the Cerro Vanguardia mine, which is located in Patagonia in the Santa Cruz Province of
Argentina. AngloGold acquired its initial interest in CVSA from Minorco in 1999 and participated in the completion of the development and the commissioning of the Cerro Vanguardia mine, as well as its operation since that time.
AngloGold is the sole operator of the Cerro Vanguardia mine.
2002 disposals
•
Sale of investment in Normandy
On September 5, 2001, AngloGold announced that it was to make a takeover offer for Normandy Mining Limited
(Normandy), Australia’s largest listed gold mining company. The offer was to be settled in AngloGold shares in the ratio of 4.30 AngloGold shares for every 100 Normandy shares. The final offer to Normandy shareholders comprised
4.30 AngloGold shares plus a cash consideration of A$30 for every 100 Normandy shares. At the close of the offer on
January 18, 2002, AngloGold had received acceptances totaling 159,703,481 Normandy shares (7.16 percent of the
Normandy issued share capital). Arising out of the offer, a total of 6,869,602 AngloGold ordinary shares were issued.
This excludes 143,630 AngloGold ordinary shares issued under the top-up facility to Normandy shareholders. The
Normandy shares acquired were sold on the market on January 21, 2002 realizing a total of $158 million. AngloGold realized a loss of $11 million on the disposal of the investment in Normandy. Refer to Note 5 – (Profit)/loss on sale of assets.
•
Sale of wholly-owned subsidiary
The company disposed of its wholly-owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, to a joint venture of that company’s existing management and a group of black entrepreneurs, with effect from October 1, 2002, for a consideration of R5 million, comprising R1.4 million in respect of the equity interest and R3.6 million, a loan claim. In respect of the equity interest R450,000 was paid in cash and the outstanding balance of R950,000 together with the loan of R3.6 million is payable in five equal annual instalments together with interest commencing on October 1, 2003.
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
•
Sale of shafts
For a description of sale of shafts during 2002, refer to Note 25.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
Fair value of acquisitions and (disposals) of businesses
2004
Ashanti
Goldfields
Company
Limited
(1)(4)
2004
Other
(4)
2004
Total
2003
Total
Jerritt Canyon
Joint Venture
and other
$
$
$
$
Cash 56 - 56 9
Property, plant and equipment
(2)
2,066 (5) 2,061 (3)
Acquired properties 873 - 873 -
Goodwill
(1)
182 - 182 -
Other intangibles
(3)
49 - 49 -
Provision for environmental rehabilitation (51) 1 (50) 25
Long-term liabilities (743) 1 (742) (2)
Current assets 126 (4) 122 6
Current liabilities (155) 3 (152) (7)
Long-term debts (197) 2 (195) 2
Derivatives                                                                         (432) - (432) -
Minority interest (3) - (3) (15)
Net value of assets acquired/(disposed) 1,771 (2) 1,769 15
Profit on sale of assets - - - (10)
Purchase/(sale) consideration 1,771 (2) 1,769 5
Investment in affiliates - - - (17)
Shares acquired in Queenstake Resources
USA Inc.
(5)
- - - 5
Deferred purchase consideration - 2 2 6
1,771 - 1,771 (1)
Purchase price (paid)/received (1,771) - (1,771) 1
- Cash consideration (227) - (227) 1
- Issuance of common stock (1,544) - (1,544) -
Gross value (1,547) - (1,547) -
Share issue expenses 3 - 3 -
(1)

The AngloGold Ashanti Business Combination was completed effective April 26, 2004. Refer to Note 3 — Acquisitions and disposals of businesses and assets: Business Combination between AngloGold and Ashanti. The company has recorded goodwill, relating to the portion of the purchase price which cannot be attributed to the fair value of assets and liabilities acquired, of $182 million on acquisition.
(2)
Due to the size and nature of the acquisition and the geographical spread and remote locations of some of the properties acquired and the associated assets, AngloGold Ashanti is in the process of finalizing the purchase price allocation of fixed assets.
(3)

Represents royalty rate and tax rate concession agreements with the government of Ghana. Fair value is based on estimated future cash flows.
(4)

Operations and assets acquired from Ashanti in the AngloGold Ashanti Business Combination are situated in Ghana, Guinea, Tanzania and Zimbabwe and are reported under these respective business segments. During the year, the company disposed of its interest in the Freda-Rebecca Mine in Zimbabwe for a deferred cash consideration of $2 million. For more information on the company’s business segments see Note 26 – Segment and geographical information.
(5)

AngloGold disposed of its entire interest in Queenstake Resources USA Inc. as part of the Jerritt Canyon Joint Venture disposal during November 2003. Refer to Note 5 – (Profit)/loss on sale of assets. The Jerritt Canyon Joint Venture was situated in Nevada, North America and it was reported under USA operations in 2003. For more information on the company's business segments see Note 26 – Segment and geographical information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The company presents its consolidated financial statements in United States dollars. The functional currency of the majority of the group’s operations is the South
African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars. The translation of amounts into US dollars was in accordance with the provisions of SFAS52, “Foreign Currency Translation”.
Use of estimates: The preparation of the financial statements requires the company’s management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Comparatives: Comparatives have been reclassified, where necessary to comply with the current year’s presentation. The company has restated the consolidated balance sheet as of December 31, 2003, and the consolidated statements of income and consolidated statements of cash flows for the years ended December 31,
2003 and 2002 included in this Annual Report on Form 20-F. See Note 2.
The following are accounting policies used by the company which have been consistently applied except for the adoption of SFAS143, “Accounting for Asset Retirement Obligations (AROs)” on January 1, 2003.

4.1 Consolidation
The consolidated financial information includes the financial statements of the company and its subsidiaries.
Where the company has a direct, or indirect through its subsidiary, controlling interest in an entity, the entity is classified as a subsidiary. Interests incorporated in mining joint ventures in which the company has joint control are accounted for by the equity method and are included in other long-term assets. See Note 2.
Where the excess purchase price of a business acquisition cannot be attributed to assets acquired, including acquired properties, it is included in goodwill and reviewed for impairment in accordance with the provisions of
SFAS142.
Other intangible assets acquired representing royalty rate concessions are capitalized at fair value and amortized on a straight line basis over a period of fifteen years. Other intangible assets acquired representing tax rate concessions are capitalized at fair value and amortized as the benefit of the tax rate is utilized over a period of fifteen years. These assets are reviewed for impairment in accordance with the provisions of SFAS144.
4.2 Cash and cash equivalents
Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.
4.3 Non-marketable equity investments
Non-marketable equity investments, in which the company does not have significant influence or a controlling interest, are carried at acquisition cost. Realized gains and losses are included in net income or loss. Unrealized losses are included in net income or loss when a significant decline in the value of the investment, which is other than temporary, has occurred. Investments in companies in which the company’s ownership is 20 percent to 50 percent and the company is deemed to have significant but not controlling influence, are accounted for by the equity method and are included in other long-term assets. Equity method investments including interests in mining joint ventures are reviewed for impairment in accordance with APB18, “The Equity Method of Accounting for Investments in Common Stock”. Income from such investments net of amortization of goodwill is included in equity income of affiliated companies.
4.4 Marketable equity investments
Marketable equity investments and debt securities which are considered available-for-sale, are carried at fair value, and the net unrealized gains and losses computed in marking these securities to market are reported within other comprehensive income in the period in which they arise. These amounts are removed from other comprehensive income and reported in income when the asset is derecognized or when there is evidence that the asset is impaired in accordance with the provisions of SFAS115, “Accounting for Certain Investments in Debt
and Equity Securities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.5 Inventories
Inventories, including gold in process, gold on hand, uranium oxide, sulphuric acid, ore stockpiles and supplies, are stated at the lower of cost or market value. Gold in process is valued at the average total production cost at the relevant stage of production. The cost of gold, uranium oxide and sulphuric acid is determined principally by the weighted average cost method using related production costs. A portion of the related depreciation, depletion and amortization charge is included in the cost of inventory. Ore stockpiles are valued at the average moving cost of treating and processing the ore. Supplies are valued at the lower of weighted average cost or market value. Heap leach pad materials are measured on an average total production cost basis.
The costs of materials currently contained on the leach pad is reported as a separate line item apart from inventory. As at December 31, 2004, $105 million was classified as short term compared with $99 million as at
December 31, 2003 as the company expects the related gold to be recovered within twelve months. The short term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. As at December 31, 2004, $22 million was classified as long term compared with $7 million as at December 31, 2003.
4.6 Development costs and stripping costs
Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines. Ordinary mine development costs to maintain production are expensed as incurred.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne is recalculated annually in the light of additional knowledge and changes in estimates. The cost of the “excess stripping” is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne, previously capitalized costs are expensed to increase the cost up to the average. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.
The deferred stripping costs are included in the calculations of the impairment tests performed in accordance with the provisions of SFAS144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.
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
Deferred stripping costs deferred or amortized are included in production costs in the consolidated statements of income for all periods presented.
Deferred stripping costs are reported separately in the consolidated balance sheets for all periods presented.
On March 17, 2005 and on June 15 and 16, 2005, The Emerging Issues Task Force (“EITF”) reached a consensus in Issue 04-6, “Accounting for Stripping Costs in the Mining Industry”, that post production stripping costs should be considered under a full absorption costing system and recognized as a component of inventory and in cost of sales in the same period as the revenue from the sale of the inventory. See Note 4.19.
4.7 Depreciation, depletion and amortization
Mine development costs, mine plant facilities and other fixed assets
Depreciation, depletion and amortization of mine development costs are computed principally by the units-of-
production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Mine plant facilities are amortized using the lesser of their useful life or units-of-
production method based on estimated proven and probable mineral reserves. Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.7 Depreciation, depletion and amortization (continued)
Acquired properties
Acquired properties are carried at amortized cost. Purchased undeveloped mineral interests are acquired mineral rights and, in accordance with Financial Accounting Standards Board Staff Position FSP141/142-1, are
recorded as tangible assets as part of acquired properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. “Brownfield” stage mineral interests represent interests in properties that are believed to potentially contain other mineralized material, such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves, that is in proximity to proven and probable mineral reserves and within an immediate mine structure. “Greenfield” stage mineral interests represent interests in properties that are other mine-related or greenfields exploration potential that are not part of measured or indicated resources and are comprised mainly of material outside of a mine’s infrastructure. The company’s mineral rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. The company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

Brownfield properties are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Greenfield mineral interests are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.
Both Brownfield properties and Greenfield properties are evaluated for impairment as held for use assets in accordance with the company’s asset impairment accounting policy. See Note 4.9.
4.8 Mining costs
In general, mining costs including repair and maintenance costs incurred in connection with major maintenance activities, are charged to operations as incurred. However, certain of the company’s deposits have diverse grades over the mine’s life. Mining costs for these deposits, to the extent that they do not relate to current gold production, are capitalized and then charged to operations when the applicable gold is produced, see Note 4.6.
4.9 Asset
impairment
The company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the company’s financial position and results of operations. A low gold price market, if sustained for an extended period of time, may result in asset impairments. In addition an asset impairment is considered to exist where the net selling price of an asset held for sale is below its carrying amount.
4.10 Asset retirement obligations and rehabilitation costs
AngloGold adopted SFAS143, “Accounting for Asset Retirement Obligations (AROs)” with effect from
January 1, 2003 as follows:
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

The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of
$1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholders’ equity by $3 million. No increase in Deferred income and mining tax was recorded upon the adoption of SFAS143. Refer to Note 5 – Asset retirement obligations and to Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
Rehabilitation costs and related liabilities are based on the company’s interpretation of current environmental and regulatory requirements.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the company’s estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.
4.11 Product sales
Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.
4.12 Financial instruments
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
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold Ashanti’s production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to income when the hedged transaction is recorded in income. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur.
All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting are recorded at their fair market value, with changes in value at each reporting period being recorded in income.
Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Cash inflows from off market derivative transactions entered into are included in cash flows from financing activities. Cash outflows from off market derivative transactions are included in cash flows from investing activities.
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
4.13 Post-retirement benefits
The costs of post-retirement benefits are made up of those obligations which the group has towards current and retired employees. These obligations can be separated into the following categories, and are determined as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.13 Post-retirement benefits (continued)
Defined contribution plans
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
4.14 Deferred income and mining tax
The company follows the liability method of accounting for deferred income and mining tax whereby the company recognizes the tax consequences of temporary differences by applying anticipated tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities.
Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.
Principal temporary differences arise from depreciation on property, plant and equipment, derivatives, provisions and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.
4.15 Dividends paid
Dividends paid are recognized when declared by the board of directors. Dividends are payable in Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis. Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. Under South African law, the company may declare and pay dividends from any reserves included in total shareholders’ equity calculated in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP), subject to its solvency and liquidity. As at December 31, 2004 the company’s total shareholders’ equity as calculated under SA GAAP amounted to R17,551 million ($3,109 million).
4.16 Earnings per common share
Earnings and diluted earnings per common share have been calculated in accordance with SFAS128, “Earnings per Share”.
4.17 Exploration expenditures
Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, future costs incurred to develop such property are capitalized. Capitalization of pre-production costs ceases when the mining property is capable of commercial production.
4.18 Stock-based compensation plans
The company has adopted the disclosure-only provisions of SFAS123, “Accounting for Stock-Based
Compensation” and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

At December 31, 2004, the company has two stock-based employee compensation plans, which are described more fully in Note 27 the “AngloGold Limited share incentive scheme and plans”. During the years ended
December 31, 2004, 2003 and 2002 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants. As of December 31, 2004 compensation credit of $4 million was recognized, related to the performance awards under APB No. 25, due to a decline in fair market value to below the exercise price of such awards. The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.18 Stock-based compensation plans (continued)
Year Ended December 31,
(in millions, except per share data)
2004
$
2003
$
2002
$
Net income, as reported
97
247
356
(Deduct)/add: Variable compensation awards (credit)/expense, calculated under APB No. 25
(4)
4
-
Deduct: Total stock-based employee compensation expense
determined under fair value based method for all awards, net of related tax effects
(3)
(12)
(7)
Pro forma net income
90
239
349
Earnings per share (cents)
Basic – as reported
39
111
160
Basic – pro forma
36
107
157
Diluted – as reported
(1)
38
111
160
Diluted – pro forma
(1)
36
107
157
(1)
The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.
4.19 Recent pronouncements
In January 2003, the Financial Accounting Standards Board (FASB) issued FASB interpretation No. 46
(“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
In December 2003, the FASB revised FIN 46 (“the Revised Interpretation”).
The Revised Interpretation clarifies certain provisions of FIN 46. Based on the FASB’s decisions, all public companies must apply the provisions of Interpretation or the Revised Interpretation to variable interests in
Special Purpose Entities (SPEs) (created before February 1, 2003) no later than the end of periods ending after
December 15, 2003 (December 31, 2003 for calendar year end companies). Public companies may choose to apply the provisions of the Interpretation or the Revised Interpretation to interests held in SPEs created prior to
February 1, 2003 in financial statements for periods ending after December 15, 2003 (that is,
December 31, 2003 financial statements). However, if a company chooses to report using the Interpretation’s provisions, it must apply the Revised Interpretation’s provisions to those variable interests in financial statements for periods ending after March 15, 2004.
AngloGold adopted the provisions of the Revised Interpretation on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created prior to
February 1, 2003, the provisions of the Revised Interpretation were deferred to the end of the first interim or annual period ending after March 15, 2004. As at December 31, 2004 the company has adopted the Revised
Interpretation and did not identify any variable interest entities that would be subject to consolidation under the
Revised Interpretation.
In November 2004 the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs, an
amendment of ARB No. 43, Chapter 4” (“SFAS151”).
SFAS151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of
ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." SFAS151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.
SFAS151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The provisions of SFAS151 should be applied prospectively. The company does not expect the adoption of SFAS151 to have a material impact on its earnings and financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.19 Recent pronouncements (continued)
In December 2004 the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of
Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”
(“SFAS153”).
The amendments made by SFAS153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished.
SFAS153 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. SFAS153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this Statement shall be applied prospectively. The company does not expect the adoption of SFAS153 to have a material impact on its earnings and financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004),
“Share-Based Payment” (“SFAS123R”).
SFAS123(R) is a revision of SFAS123, “Accounting for Stock-Based Compensation”. It supersedes APB Opinion
No. 25, “Accounting for Stock Issued to Employees” and amends SFAS95, “Statement of Cash Flows”.
Generally, the approach to accounting for share-based payments in SFAS123(R) is similar to the approach described in SFAS123. However, SFAS123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition).

SFAS123(R) permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a)
based on the requirements of SFAS123(R) for all share-based payments granted after the effective date and (b)
based on the requirements of SFAS123 for all awards granted to employees prior to the effective date of
SFAS123(R) that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under
SFAS123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

SFAS123(R) was originally effective at the beginning of the first interim or annual period beginning after June 15,
2005. On April 14, 2005 the United States Securities and Exchange Commission (SEC) announced that it would provide for a phased-in implementation process of SFAS123(R). The SEC would require that registrants adopt
SFAS123(R) no later than the beginning of the first fiscal year beginning after June 15, 2005.

The company plans to adopt SFAS123(R) using the modified-prospective method on January 1, 2006.

As permitted by SFAS123, the company currently accounts for share-based payments to employees using APB
Opinion No. 25’s intrinsic value method. The impact of adoption of SFAS123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the company adopted SFAS123(R) in prior periods, the impact of that standard would have approximated the impact of
SFAS123 as described in the disclosure of pro forma net income and earnings per share in Note 4.18 “Stock-
based compensation plans”. SFAS123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement will not impact the company’s cash flow disclosure as the company does not receive the benefit of a tax deduction for compensation cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.19 Recent pronouncements (continued)
On March 17, 2005, The Emerging Issues Task Force (“EITF”) reached a consensus in Issue 04-6, “Accounting for Stripping Costs in the Mining Industry”, that post-production stripping costs are a component of mineral inventory cost subject to the provisions of AICPA Accounting Research Bulletin No. 43, Restatement and
Revision of Accounting Research Bulletins, Chapter 4, “Inventory Pricing” (ARB 43).
Based upon this consensus, post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

At an EITF meeting held on June 15 and 16, 2005, the EITF clarified its intention that "inventory produced"
should mean "inventory extracted." That is, stripping costs incurred during a period should be attributed only to the inventory that is extracted during that period.

The guidance in this consensus will be effective for financial statements issued for fiscal years beginning after
December 15, 2005, with early adoption permitted. However, consistent with the guidance in SFAS154 (see below), the EITF reached decision that the cumulative effect of adoption of the consensus in Issue 04-6 should be recognized as an adjustment to the beginning balance of retained earnings during the period, and not in the income statement as originally described in the consensus. If a company adopted the consensus prior to FASB ratification of this change, they would not have to change the accounting for the adoption. The company is reviewing the guidance issued in Issue 04-6 and has not yet determined the impact of this on the financial statements.

In May 2005 the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and
Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3,
Reporting Accounting Changes in Interim Financial Statements” (“SFAS154”).
SFAS154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS154 requires retrospective application to prior periods’
financial statements of a voluntary change in accounting principle unless it is impracticable. Accounting
Principles Board Opinion No. 20, Accounting Changes (APB 20) previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS154 requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error, as well as the provisions of SFAS3 that govern reporting accounting changes in interim financial statements. SFAS154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The company does not expect the adoption of SFAS154 to have a material impact on its earnings and financial position.
5.
COSTS AND EXPENSES
Ore Reserve development expenditure
The company has reassessed the useful life of on-reef Ore Reserve development expenditure with effect from
January 1, 2004. The impact of the reassessment is that costs are expensed over a longer period than was previously estimated. The effect of this change in estimate on the results for 2004 is as follows:
Year ended December 31, 2004
(in millions, except per share data)
Impact
$
Per basic
common
share
(cents)
Per diluted
common
share
(1)
(cents)
Income before income tax provision
54
21
21
Deferred income and mining tax
(19)
(8)
(8)
Net income
35                         13                         13
(1)
The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
Employment Severance Costs
Total employee severance costs amounted to $9 million for 2004 (2003: $4 million, 2002: $3 million) and were due to retrenchments in the South Africa region reflecting mainly rationalization of operations in 2002, downsizing at Savuka in 2003 and rationalization of operations at Great Noligwa, TauTona and Ergo in 2004.
Interest Expense
2004
$
2003
(As restated)
$
2002
(As restated)
$
Finance costs on bank loans and overdrafts 11 17 18
Finance costs on corporate bond
(1)
33 11 -
Finance costs on convertible bond
(2)
23 - -
Other 11 - 4
78 28 22
Less : Amounts capitalized
(3)
(11) - -
67 28 22
(1)
On August 21, 2003 AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million). Refer to
Note 16.
(2)
On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of the company, issued $1,000,000,000 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs and guaranteed by AngloGold Ashanti. Refer to Note 16.
(3)
Interest capitalized on qualifying assets. Refer to Note 10.
Impairment of Assets
The impairment loss in respect of the cash generating units arose from the declining values of the remaining ore reserves and is based on the estimated remaining cashflows computed at a discount. The impairment is made up as follows:
2004
$
2003
$
2002
$
Australia
Impairment of various mining assets and mineral rights based on net realizable value
1 9 -
Brazil
Impairment of equipment based on value in use

South Africa
Impairment of Savuka based on the value in use and at the relevant discount rate - 59 -
Decline in value of non-marketable equity investments. Refer to Note 13.

Other than temporary decline in the value of investments in affiliates

Impairment of goodwill held in Gold Avenue, a subsidiary. Refer to Note 12.
2 - -
3 78 -
Asset retirement obligations
The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholders’ equity by $3 million. No increase in Deferred income and mining tax was recorded upon the adoption of SFAS143.
(in US Dollars,
The following is a reconciliation of the total liabilities for asset retirement obligations: millions)
Balance as at December 31, 2003 (as restated, refer to Note 2). 124
Impact of acquisitions and disposals
(1)
50
Additions to liabilities 22
Liabilities settled (14)
Accretion expense 8
Revisions 5
(2)
Translation 14
Balance as at December 31, 2004 209
(1)
Refer to Note 3 – Fair value of acquisitions and (disposals) of businesses.
(2)
Represents changes in estimates and timing of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
Upon adoption of SFAS143, the total amount of recognized liabilities for asset retirement obligations was $137 million.
These liabilities mainly relate to obligations at the group’s active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.

Certain amounts have been contributed to an irrevocable rehabilitation trust under the company's control. The monies in the trust are invested primarily in interest bearing debt securities. As at December 31, 2004 and 2003 the monies held in this trust amounted to $78 million and $53 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at December 31, 2004.

The results for the year ended December 31, 2002 on an historical basis, do not reflect the provisions of SFAS143.
Had the company adopted SFAS143 on January 1, 2002, the historical net income/(loss) and basic and diluted net income/(loss) per common share before cumulative effect of accounting change, would have been changed to the adjusted amounts indicated below:
Year ended December 31, 2002
(in US Dollars, millions, except for share data)
Net income/
(loss) before
cumulative
effect of
accounting
change
Pro forma
Net income/
(loss) per
basic
common
share (cents)
Pro forma
Net income/
(loss) per
diluted
common
share (cents)
As reported – historical basis
356                          160 160
Less: Impact on earnings before tax
-                               - -
Income tax impact
-                               - -
Adjusted 356                          160 160
Operating lease charges
Operating lease rentals are charged against income in a systematic manner related to the period the leased property will be used. Lease charges relate mainly to the hire of plant and machinery and other land and buildings.
Operating leases for plant and machinery are in terms of contracts entered with mining contractors to undertake mining at certain operations. The contracts are for specified periods, with renewals at the discretion of the respective operating mine and allow a right of first refusal on the purchase of the mining equipment in the case of termination of the contract.
Certain contracts include the provision of penalties payable on early exiting or cancellation.
Rental expense
(1)
2004
$
2003
$
2002
$
Comprising of:
Minimum rentals 6 6 5
Contingent rentals - - -
Sublease rentals - - -
6 6 5
(1)
Included in production costs for each period presented.
Future minimum rental payments are:
2005                                                                                                                    1
2006                                                                                                                    1
2007
-
2008 -
2009 -
2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
(Profit)/loss on sale of assets
2004
$
2003
$
2002
$
Profit on disposal of Union Reefs Gold Mine
(1)
(2) - -
Profit on disposal of Western Tanami assets
(2)
(3) - -
Profit on disposal of Tanami Gold Mine (3) - -
Profit on disposal of mineral rights and exploration properties (6) - -
Loss on sale of Amapari project in Northern Brazil
(3)

Sale of Jerritt Canyon Joint Venture
(4)
- (10) -
Profit on sale of Queenstake Resources USA Inc. shares
(4)
- (3) -
Profit on sale of shares held in East African Gold Mines Limited
(5)
- (25) -
Gain on disposal of available-for-sale financial assets – Randgold
Resources Limited
(6)
- (17) -
Profit on sale of helicopter at Vaal River operations - (3) -
Loss on sale of Normandy shares
(7)
- - 11
(14) (55) 11
(1)
The sale of Union Reefs Mine to the Burnside Joint Venture was announced on August 5, 2004.
(2)
The sale of the Western Tanami Project to Tanami Gold NL was announced on January 20, 2004.
(3)
The sale of the Amapari project in Northern Brazil was announced on May 23, 2003.
(4)
Jerritt Canyon Joint Venture was disposed of effective June 30, 2003 and the shares acquired by AngloGold in
Queenstake Resources USA Inc., as part of this transaction, were disposed of during November 2003.
(5)
On July 8, 2003 AngloGold disposed of its investment of 8,348,600 shares held in East African Gold Mines Limited for a consideration of $25 million.
(6)
In the second half of 2003, AngloGold disposed of 952,481 shares in Randgold Resources Limited, for a consideration of $23 million.
(7)
As described in Note 3 – Acquisitions and disposals of businesses and assets, the company disposed of its holding of 159,703,481 Normandy shares during January 2002, for a gross amount of $158 million. The carrying amount was $158 million and costs related to the transaction amounted to $11 million, resulting in a loss of
$11 million. The company exchanged $147 million of its own stock for Normandy shares.
Results of operations for Union Reefs Gold Mine (assets disposed of):
2004
$
2003
$
2002
$
Revenue                                                                                                                    - 27 36
Net income before tax - 3 4
The Union Reefs Gold Mine was disposed of as per Note 5 – (Profit)/loss on sale of assets.
Results of operations for the Western Tanami Project (assets disposed of):
2004
$
2003
$
2002
$
Revenue                                                                                                                    - - -
Net income before tax - 5 -
The Western Tanami Project was disposed of as per Note 5 – (Profit)/loss on sale of assets.
Results of operations for Tanami Gold Mine (assets disposed of):
2004
$
2003
$
2002
$
Revenue                                                                                                                    - - -
Net income before tax - - -
The Tanami Gold Mine was disposed of as per Note 5 – (Profit)/loss on sale of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
Results of operations for Jerritt Canyon Joint Venture (assets disposed of):
2004
$
2003
$
2002
$
Revenue
-
35
(1)
78
Net (loss)/income before tax
-
(5)
(1)
(5)
(1)
The Jerritt Canyon Joint Venture was disposed of effective June 30, 2003. Refer to Note 5 – (Profit)/loss on sale of assets.
Figures for 2003 are for the six months ended June 30, 2003.
6.
RELATED PARTY TRANSACTIONS
As at December 31, 2004 Anglo American plc (AA plc) and its subsidiaries held an effective 50.97 percent (2003:
54.45 percent) interest in AngloGold Ashanti. The group had the following transactions with related parties during the years ended December 31, 2004, 2003 and 2002:
December 31, 2004
December 31, 2003
December 31, 2002
(in millions)
Purchases
from related
party
$
Amounts
owed to
related party
$
Purchases
from related
party
$
Amounts
owed to
related party
$
Purchases
from related
party
$
Related party transactions with
holding company AA plc
5 - 2 - 2
Related party transactions with
subsidiaries of AA plc
Boart Longyear Limited – mining
services
9 1 10 1 9
Mondi Limited – forestry 16 2 11 1 18
(1)
Scaw Metals – A division of Anglo
Operations Limited – steel and
engineering 14
1 12 1 11
Anglo Coal – a division of Anglo
Operations Limited
1 - - - -
Related party transactions with
associates
Rand Refinery Limited – gold refinery
- - 2 - 2
45 4 37 3 42
Related party transactions of equity
accounted joint ventures
Societe d'Exploitation des Mines d'Or de
Sadiola S.A.
2 - 2 - 1
Societe d'Exploitation des Mines d'Or de
Yatela S.A.
2 - - - -
Societe des Mines de Morila S.A. - - 1 - -
(1)
Includes $10 million as settlement by AngloGold of a claim in respect of an alleged breach of contract.
7.
DEFERRED INCOME AND MINING TAX
2004
$
2003
(As restated)
$
2002
(As restated)
$
Pretax (loss)/income from continuing operations was derived from the following jurisdictions:
South Africa
(108)
198
241
Argentina
24
12
26
Australia
39
16
33
Brazil
102                          71
59
Ghana
(39)
-
-
Guinea
(28)
-
-
Mali
14                          49
70
Namibia
2                            8
13
Tanzania
12
23
6
USA
(8)
1
-
Zimbabwe
-                            -
-
Other, including Corporate and Non-gold producing subsidiaries
(23)
36
(12)
(13)
414
436

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
DEFERRED INCOME AND MINING TAX (continued)
2004
$
2003
(As restated)
$
2002
(As restated)
$
Charge for income taxes attributable to continuing operations is as follows:
Current:
South Africa
(1)
44                          43 110
Argentina (1) - -
Australia 2                             - (1)
Brazil 15                          17 6
Ghana -                             - -
Guinea -                             - -
Mali -                             - -
Namibia -                             2 5
Tanzania 2                             - -
USA -                             - -
Zimbabwe -                             - -
Other 1                             - 1
Total current 63 62 121
(1)
Charges for current tax in 2004 includes an under provision in respect of estimated tax payable amounting to $40 million.
Deferred:
South Africa
(1)
(201) 89 (65)
Argentina
(2)
10 (8) (1)
Australia 5                           3 9
Brazil 1                          (1) -
Ghana (11) - -
Guinea (1) - -
Mali - - -
Namibia -                            - -
Tanzania -                            - -
USA
(3)
-                            - -
Zimbabwe -                            - -
Other 2                           2 -
Total deferred (195) 85 (57)
Total income and mining tax (benefit)/expensed (132) 147 64
(1)
Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from mining operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate.
During 2004, the estimated deferred tax rate was revised to reflect the future anticipated taxation rate at the time temporary differences reverses and deferred tax was provided at a rate of 38 percent
(2003: 46 percent and 2002: 46 percent) for temporary differences relating to mining operations.
The effect of this change in estimate on the results for 2004 is as follows:
Year ended December 31, 2004
Impact
$
Per basic
common share
(cents)
Per diluted
common
share
(a)
(cents)
Income before extraordinary items
158
63
63
Extraordinary items
-
-
-
Net income
158                            63
63
(a)
The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of
Convertible Bonds as their effects are anti-dilutive for this period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
DEFERRED INCOME AND MINING TAX (continued)
2004
$
2003
(As restated)
$
2002
(As restated)
$
(2)
Figures as stated for 2003, includes a change in estimate
resulting in a reversal of a valuation allowance of $16 million.
This related to mining operations in Argentina where deferred tax assets were considered to be recoverable due to an
improved gold price achieved and the stabilization of the local economy during 2003. Figures stated for 2002 are net of
valuation allowances of $12 million.
(3)
Net of valuation allowances of negative $6 million (2003:
$8 million, 2002: $2 million).
The unutilized tax losses of the North American operations
which are available for offset against future profits earned in the United States of America, amount to $192 million (2003:
$209 million, 2002: $182 million).
The unutilized tax losses of the South American operations
which are available for offset against future profits earned in these countries, amount to $nil million (2003: $67 million,
2002: $86 million).
The unutilized tax losses of the Ghanaian and Guinean
operations, acquired as part of the AngloGold Ashanti
Business Combination, which are available for offset against future profits earned in these countries, amount to $132 million in 2004.
2004
$
Analysis of tax losses
Assessed losses utilized during the year
16
Unutilized tax losses remaining to be used against future
profits can be split into the following periods:
Utilization required within one year -
Utilization required within one and two years 132
Utilization required within two and five years -
Utilization in excess of five years 192
324
2004
Amount       %
2003
(As restated)
Amount
%
2002
(As restated)
Amount %
Reconciliation between corporate income tax and
statutory income tax is as follows:
Corporate income tax at statutory rates (5) 42 174 42 183 42
Formula variation in mining taxation rate for
current period
(32) 246 (5) (1) (103) (24)
Disallowable expenditure
(1)
40    (308)
24 6 55 13
Non-taxable income - - (32) (8) (23) (5)
Effect of income tax rates of other countries 14 (108) (22) (5) (71) (16)
Impact of change in estimated deferred tax rate
(158)  1,215
- - - -
Other, net 9 (72) 8 2 23 5
Total income and mining tax (benefit)/expense
(132)  1,015
147 36 64 15
(1)
Disallowable expenditure includes the impact of different tax rates applied to assets that are impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
DEFERRED INCOME AND MINING TAX (continued)
2004
$
2003
(As restated)
$
Deferred income and mining tax liabilities and assets on the balance sheet as of
December 31, 2004 and 2003, relate to the following:
Deferred tax liabilities:
Depreciation, depletion and amortization
1,782 931
Product inventory not taxed 17 15
Derivatives 73 23
Other comprehensive income deferred tax 6 -
Other 28 18
Total 1,906 987
Deferred tax assets:
Provisions, including rehabilitation accruals
(91) (99)
Derivatives (47) (6)
Other comprehensive income deferred tax (16) (52)
Other (9) (6)
Tax loss carry forwards (297) (86)
Total (460) (249)
Less: Valuation allowances 113 86
Total (347) (163)
Net deferred income and mining tax liabilities 1,559 824
Short-term portion classified as other current liabilities 34 35
1,525 789
The classification of deferred income and mining tax assets is based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at
December 31, 2004, the company had unredeemed capital expenditure, in South
Africa of $85 million, on which deferred tax has been provided at the future anticipated tax rate of 38 percent, which is available for deduction against future taxable mining income. This future deduction is utilizable against taxable mining income generated only from the company’s current mining operations and does not expire unless the company ceased to operate for a period of longer than one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2004
$
2003
$
2002
$
8.
EARNINGS PER COMMON SHARE
The following table sets forth the computation of basic and
diluted earnings per common share (in millions, except per
share data):
Numerator
Income before cumulative effect of accounting change
97 250 356
Cumulative effect of accounting change - (3) -
Net income – applicable to common stockholders 97 247 356
Denominator for basic earnings per common share
Weighted average number of common shares
251,352,552 222,836,574 221,883,567
Basic earnings per common share (cents)
Before cumulative effect of accounting change 39 112 160
Cumulative effect of accounting change - (1) -
39                          111 160
Dilutive potential common shares
Weighted average number of common shares
251,352,552 222,836,574 221,883,567
Dilutive potential of stock incentive options 695,749 881,001 1,016,359
Dilutive potential of Convertible Bonds -
(1)
- -
Denominator for diluted earnings per common share
Adjusted weighted average number of common
shares and assumed conversions
252,048,301 223,717,575 222,899,926
Diluted earnings per common share (cents)
Before cumulative effect of accounting change 38 112 160
Cumulative effect of accounting change - (1) -
38                          111 160
(1)
The calculation of diluted earnings per common share for
2004 did not assume the effect of 15,384,615 shares
issuable upon the exercise of Convertible Bonds as their
effects are anti-dilutive for this period.
2003
(As restated)
$
9.
INVENTORIES
Gold in process 179 143
Gold on hand 15 12
Ore stockpiles 52 9
Uranium oxide and sulphuric acid 23 49
Supplies 126 47
395                          260
Less: Heap leach inventory
(1)
(127) (106)
268                          154
(1)
Long-term and short-term portions relating to heap leach
inventory classified separate, as materials on the leach
pad.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2004
$
2003
(As restated)
$
10.
PROPERTY, PLANT AND EQUIPMENT, NET
Mine development
(1)
4,786 1,966
Mine infrastructure 1,562 1,164
Mineral rights and other 225 176
Land 16 15
6,589 3,321
Accumulated depreciation, depletion, amortization and impairment (1,647) (1,058)
Net book value December 31 4,942 2,263
(1)
Includes interest capitalized of $11 million (2003: $nil million). Refer to Note 5.
Mining assets with a net book value of $204 million (2003: $154 million) are encumbered by project finance. Refer to Note 16.
DEFERRED STRIPPING
Stripping costs incurred during the production phase to remove additional waste ore are deferred and charged to operating costs on the basis of the average life of mine stripping ratio. Refer to Note 4.6.
Movements in the deferred stripping costs balance were as follows:
Opening balance 37 -
Net amount deferred 28 32
Translation 4 5
Closing balance 69 37
Production costs for the years ending December 31, 2004, 2003 and 2002 as disclosed in the consolidated statements of income, would have increased by
$28 million, $32 million and $5 million, respectively, if stripping costs were expensed rather than capitalized in these periods.
The full amount of stripping costs incurred during the production phase will not be expensed until the end of the life of the respective mines.
Under the current assumptions used, the following is an indication when the cumulative deferred stripping balance is expected to be fully amortized:
Open-pit operations
Year
Argentina
- Cerro Vanguardia
2013
Australia
- Sunrise Dam
2009
Brazil
- AngloGold Ashanti Mineração (formerly Morro Velho)
2007
Ghana
- Bibiani
2007
- Iduapriem 2015
Guinea
- Siguiri
2009
Namibia
- Navachab
2016
Tanzania
- Geita
2018
USA
- Cripple Creek & Victor
2013
Total stripping costs net of amortization included in production costs in the consolidated statements of income for the periods ended December 31, 2004, 2003 and 2002 amounted to $102 million, $51 million and $55 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2004
$
2003
(As restated)
$
11.
ACQUIRED PROPERTIES, NET
Acquired properties, at cost 3,204 1,969
Accumulated amortization and impairment (1,550) (1,232)
Net book value December 31 1,654 737
12
GOODWILL AND OTHER INTANGIBLES
Goodwill
Goodwill arising on consolidation
At acquisition 554 227
Aggregate amount of impairment losses
(1)
(2) -
Translation (9) (1)
543 226
(1)
During 2004, the company recorded an impairment loss of $2 million relating to goodwill held in its subsidiary, Gold Avenue. Refer to Note 5 – Impairment of assets.
Other intangibles, net
Royalty rate and tax rate concession agreements
Gross carrying value
49 -
Accumulated amortization
(1) -
48 -
The government of Ghana has agreed, as part of the AngloGold Ashanti Business
Combination, to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years. The fair value of the royalty rate concession is amortized on a straight line basis over a period of fifteen years with nil residual value.
In addition, the government of Ghana has also agreed as part of the AngloGold
Ashanti Business Combination, to a concession on income tax at a fixed rate of
30 percent for a period of fifteen years. The fair value of the tax rate concession is amortized as the benefit of the tax rate is utilized over a period of fifteen years with nil residual value.
Amortization expense included in the consolidated statements of income amounted to $1 million for 2004 (2003: $nil million, 2002: $nil million).
Based on carrying value at December 31, 2004, the estimated aggregate amortization expense for each of the next five years is as follows:
2005 2
2006 2
2007 2
2008 2
2009 2
10
13.
OTHER LONG-TERM ASSETS
Investments in affiliates
6 5
Investments in equity accounted joint ventures 344 503
Carrying value of equity method investments (see below)
350 508
Investment in marketable equity securities
29 3
Investment in non-marketable equity securities
11 9
Other non-current assets
126 176
516 696

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
13. OTHER LONG-TERM ASSETS (continued)
Investments in affiliates
Unlisted
The company holds a 26.6 percent (2003: 26.6 percent) interest in Oro Group
(Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary) Limited is March. Results
are included for the twelve months ended September 30, 2004.
Investments in equity accounted joint ventures
The company holds the following interest in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:
December 31,
2004
percentage
held
December 31,
2003
percentage
held
Sadiola
38.00                     38.00
Geita -
(1)
50.00
Morila 40.00 40.00
Yatela 40.00 40.00
(1)
No longer accounted for as a joint venture, as the company acquired an additional 50 percent in Geita as part of the AngloGold Ashanti Business
Combination, effective April 26, 2004. Equity income from Geita is included for the period ended April 26, 2004.
The year ends of these entities are December. Results are included for the twelve months ended December 31.
2004
$
2003
(As restated)
$
The difference between the carrying value of the investments in affiliates and joint ventures and the underlying equity in net assets is as follows:
Carrying value of investments 350 508
Cost of investments 373 578
Undistributed (loss)/earnings since acquisition (16) 31
Other than temporary decline in the value of investments (3) (3)
Other comprehensive income
(4) (98)
Investment in marketable equity securities
29
(1)
3
(1)
Includes an initial investment of $16 million representing 17.5 percent interest acquired in Trans-Siberian Gold plc during July 2004. Refer to
Note 3 – Acquisitions and disposals of businesses and assets.
Investment in non-marketable equity securities
Investments in unlisted common stock comprise investments in various companies in South Africa for which a fair value is not readily determinable. The directors of the company perform independent valuations of the investments on an annual basis to ensure that no decline other than a temporary diminution in the value of the investment has occurred. For the year ended December 31,
2004 a decline of $nil million was recorded (2003: $6 million, 2002: $nil million)
and charged to income. Refer to Note 5 –Impairment of assets.
11 9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
13.     OTHER LONG-TERM ASSETS (continued)
2004
$
2003
(As restated)
$
Other non-current assets
Unsecured
Loans to joint ventures 30 53
Deferred purchase consideration in respect of sale of Jerritt Canyon
(2)
- 3
Other 19 58
49 114
Available – for sale
AngloGold Environmental Rehabilitation Trust Fund
(3)
71 50
Environmental Protection Bond
(3)
6 -
77 50
Secured
Deferred purchase consideration in respect of sale of the Amapari project
(2)
- 8
Other - 4
- 12
126 176
(1)
These loans have no fixed terms of repayment, are denominated in $ and accrue interest at LIBOR plus 2 percent per annum.
(2)
See Note 3 – Acquisitions and disposals of businesses and assets.
(3)
Represents the fair value of fixed-term deposits required by legislation. Total gains included in other comprehensive income amounts to $2 million (2003:
$nil million).
Equity accounted joint ventures
Summarized financial statements of the joint ventures which have been equity accounted are as follows (Geita – income for the period ended April 26, 2004 included) (100 percent shown):
2004
$
2003
$
2002
$
Statements of income for the period
Sales and other income 546 740 731
Costs and expenses 493 575 549
Taxation (1) 3 5
Income from continuing operations 52 168 187
Cumulative effect of accounting change - - -
Net income 52 168 187
Balance sheets at December 31
Non-current assets 826 1,523
Current assets 308 315
1,134                      1,838
Long-term liabilities (113) (269)
Loans from shareholders (65) (129)
Current liabilities (74) (244)
Net assets 882 1,196
14.
OTHER CURRENT LIABILITIES
Deferred income and mining tax. Refer to Note 7. 34 35
Related parties. Refer to Note 6. 4 3
Accrual for interest 25 -
Accrual for power 12 13
Unearned premiums 59 59
Other (including accrued liabilities) 98 99
232 209

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2004
$
2003
(As restated)
$
15.
SHORT-TERM DEBT
Current maturities of long-term debt. Refer to Note 16.
315 331
16.
LONG-TERM DEBT
Unsecured
Convertible bond
(1)
Fixed semi-annual coupon of 2.375% per annum. The bond is convertible into
ADSs up to February 2009 and is US dollar-based.
1,008 -
Corporate Bond
(2)
Fixed semi-annual coupon of 10.50% per annum. The bond is repayable on
August 28, 2008 and is ZAR-based.
367 311
Syndicated loan facility ($600 million)
(3)
Interest charged at LIBOR plus 0.7% per annum. Loan is repayable in February
2005 and is US dollar-based.
265 469
RMB International (Dublin) Limited
Interest charged at LIBOR plus 0.82% per annum. Loan is of a short-term nature, and has no fixed repayment date and is US dollar-based.
16 40
Iduapriem – Syndicated Project Finance
Interest charged at LIBOR plus 2% per annum. Loan is repayable semi-annually and is US dollar-based.
10 -
Bank Belgolaise
Interest charged at LIBOR plus 1.5% per annum. Loan is repayable in 24 equal monthly installments commencing October 2005 and is US dollar-based.
5 -
Precious Fields Estates Company Ltd
Annuity based repayments expiring October 2006. Loan is US dollar-based.
1 -
Syndicated loan facility ($400 million)
- 233
Banco Europeu para a América Latina-Brussels
- 10
Australia and New Zealand Banking Group Limited
(4)
- 7
Total unsecured borrowings
1,672 1,070
Secured
Senstar Capital Corporation
Interest charged at an average rate of 6.91% per annum. Loans are repayable in monthly installments terminating in November 2009 and are US dollar-based. The equipment financed is used as security for these loans.
13 15
Geita Syndicated Project finance
Interest charged at LIBOR plus 1.95% per annum. Loan is repayable by June
2005 and is US dollar-based. The loan is secured by a fixed and floating charge over the project assets (Refer to Note 10) and a pledge over the shares in the project company.
1 -
Cerro Vanguardia Syndicated Project finance
- 24
Total long-term debt
1,686 1,109
Current maturities included in short-term debt. Refer to Note 15. 315 331
1,371 778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16.
LONG-TERM DEBT (continued)
2004
$
2003
(As restated)
$
Scheduled minimum long-term debt repayments are:
2005 315
2006 6
2007 9
2008 355
2009 1,000
2010 1
1,686
The currencies in which the borrowings are denominated are as follows:
United States dollars 1,319 791
South African rands 367 311
Australian dollars - 7
1,686 1,109
Undrawn borrowing facilities as at December 31, 2004 are as follows:
Syndicated loan ($600 million) – US dollar 335 135
Australia and New Zealand Banking Group Limited – Australian dollar 39 30
Syndicated loan ($400 million) – US dollar - 168
374 333
(1)
Convertible Bond
Senior unsecured fixed rate bond 1,000 -
Add: Accrued interest 8 -
1,008 -
On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of the company, issued $1,000,000,000 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs and guaranteed by AngloGold
Ashanti.
Subject to certain restrictions, holders of convertible bonds are entitled to convert each convertible bond into an AngloGold Ashanti ADSs at the then applicable conversion price at any time from April 8, 2004 to February 20,
2009, or, if the convertible bonds are called for redemption earlier than
February 27, 2009, the seventh business day prior to the date of early redemption.
If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the
option of calling an early redemption of all the bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.
The initial conversion price for the convertible bonds was $65.00 per ADS.
The conversion premium to the reference volume weighted average price of the ADSs on the New York stock exchange of $40.625 on February 19, 2004, when the issue of the convertible bonds was announced, was 60 percent. If all bond holders exercise their option to convert their bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to
15,384,615 new ADSs will be issued. The conversion ratio is subject to adjustment in case of various corporate events including share splits and capital distributions.
The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of
Convertible Bonds as their effects are anti-dilutive for this period. Refer to
Note 8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16.
LONG-TERM DEBT (continued)
2004
$
2003
(As restated)
$
The proceeds of the issue, after payment of expenses, were utilized by
AngloGold Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the acquisition of Ashanti and for general corporate purposes, including planned capital expenditure.
(2)
Corporate Bond
Senior unsecured fixed rate bond 354 300
Add: Accrued interest 13 11
367 311
On August 21, 2003, AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million) at a fixed semi-annual coupon of
10.50 percent per annum. The bond is repayable on August 28, 2008, subject to early redemption at the company’s option and is listed on the Bond
Exchange of South Africa. The net proceeds of the bond are for general corporate purposes.
(3)
Syndicated loan facility ($600 million)
On February 7, 2002, the group entered into a new three year $600 million unsecured syndicated borrowing facility, at a margin of 0.7% over LIBOR, that was used in part to refinance near-term maturing debt. The amount drawn under this facility was $265 million as at December 31, 2004. This facility was repaid on February 4, 2005 and a new three-year $700 million syndicated facility was signed in January 2005 with an interest charge of LIBOR plus
0.4% per annum.
(4)
Australia and New Zealand Banking Group Limited
On October 14, 2002, a new loan facility of A$50 million was arranged with the Australia and New Zealand Banking Group Limited, at 0.35% over the
Bank Bill Swop Reference Rate. The facility, originally repayable by
September 2003, has been extended to September 2005. There was
$nil million drawn under this facility as at December 31, 2004.
17.
PROVISION FOR ENVIRONMENTAL REHABILITATION
Accrued environmental rehabilitation costs 209 124
Long-term environmental obligations comprising decommissioning and restoration are based on the group’s environmental management plans, in compliance with the current environmental and regulatory requirements.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused from establishing mining operations.
Decommissioning costs, representing obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets, are accounted for in accordance with the provisions of SFAS143. The effect of adoption of SFAS143 in respect of decommissioning is described in Note 5 – Asset retirement obligations.
Restoration costs
The provision for restoration represents the closure cost for restoration of site damage. Rehabilitation of site damage only commences at the closure stage of the mine. Site damage are not costs associated with the construction or normal operations of long-lived assets and do not create probable future economic benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
17.
PROVISION FOR ENVIRONMENTAL REHABILITATION (continued)
At each reporting balance sheet date, gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, the company has estimated that the total cost for mine rehabilitation and closure, in current monetary terms, will be $350 million which includes a total estimated liability of $15 million in respect of equity accounted joint ventures. Refer to Note 13. Certain amounts have been contributed to an irrevocable rehabilitation trust under the company's control. The monies in the trust are invested primarily in interest bearing debt securities. AngloGold Ashanti
USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations. Refer to Note 20.
The company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.
2004
$
2003
$
18.
OTHER ACCRUED LIABILITIES
Other accrued liabilities
14 6
Other accrued liabilities include the following:
Supplemental Employee Retirement Plan (the "SERP") for USA operations Refer to Note 24.
1 1
Provisions for labour and civil claim court settlements for South American operations
(1)
13 5
14 6
(1)
Other provisions consist of claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases and closure costs of old tailings operations. These liabilities are anticipated to unwind over the next two to five years.
19.
PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL
BENEFITS
Accrued liability
173 136
The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants. The post-retirement medical liability is assessed in accordance with the advice of independent professionally qualified actuaries.
The actuarial method used is the projected unit credit actuarial valuation method.
Refer to Note 24. The costs of post-retirement benefits are made up of those obligations which the group has towards current and retired employees.
2004
$
2003
$
20.
COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments
(1)
Contracts for capital expenditure 148 98
Authorized by the directors but not yet contracted for 658 627
806 725
Allocated for:
Expansion of operations
- within one year
308 389
- thereafter
148 83
456 472
(1)
Including commitments through contractual arrangements with equity accounted joint ventures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
COMMITMENTS AND CONTINGENCIES (continued)
2004
$
2003
$
Maintenance of operations
- within one year 145 243
- thereafter 205 10
350 253
The group has given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to:
16 12
The company has signed as surety in favor of the bankers on the Yatela loan for:
4 6
The Yatela Joint Venture is equity accounted. Refer to Note 13.
Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover potential environmental rehabilitation obligations in amounts aggregating approximately:
49 45
The company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet their environmental rehabilitation obligations. As at December 31, 2004 the carrying value of these environmental obligations relating to AngloGold
Ashanti USA amounted to $19 million and are included in the Provision for environmental rehabilitation. Refer to Note 17. The environmental obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable the company to recover from third parties any of the amounts paid under the guarantee.
Pursuant to the assignment of equipment leases to Queenstake Resources
USA Inc., as a result of the sale of Jerritt Canyon effective June 30, 2003,
AngloGold Ashanti USA has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessee’s obligations arising under the Lease. These agreements have an approximate term of 3 years and the maximum potential amount of future payments amounted to:
1 1
The company has provided a letter of credit in favour of the Geita project finance lenders for:
19 19
The letter of credit may be called if Geita Gold Mining Limited fails to perform under their project finance agreement and has a potential maximum tenor in accordance with this agreement. See Note 16 – Long-term debt – Geita
Project Finance. In this event, Geita Gold Mining Limited would be liable to the company. The company acquired an additional 50 percent in Geita as part of the AngloGold Ashanti Business Combination, effective April 26,
2004.
AngloGold Ashanti USA has a potential liability in respect of preference claims from a third party amounting to:
2 2
The potential liability is in respect of gold shipments returned by the third party to AngloGold Ashanti USA, which the bankruptcy trustee is claiming should not have been returned and final shipments that should not have been paid as the third party had filed for protection under Chapter 11 of the U.S. Bankruptcy
Code.
AngloGold Offshore Investments Limited guarantee of the Nufcor International
Limited loan facility:
40 40
During September 2003, AngloGold Offshore Investments Limited, a wholly-
owned subsidiary of the company, increased its existing guarantee of
50 percent of the Nufcor International Limited loan facility with RMB
International (Dublin) Limited from $25 million to $40 million. This loan is included in Long-term debt in the company’s consolidated balance sheet.
Refer to Note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
COMMITMENTS AND CONTINGENCIES (continued)
2004
$
2003
$
Tax claims in Mali including interest and penalties of: 3 6
Discussions are continuing with the Malian government as to the validity of tax claims including interest and penalties. The claims have arisen due to new legislation that is in conflict with AngloGold Ashanti’s prior mining convention stability agreements and different interpretations of the legislation. The Malian minister of finance has ruled in favor of Sadiola and Yatela and the amount of claims has been reduced from $6.5 million to $3.2 million. The Sadiola and
Yatela Joint Ventures are equity accounted. Refer to Note 13.
Various equipment tax claim guarantees in South America amounting to: 3 3
Re-export arrangements regarding certain artifacts: 1 -
AngloGold Ashanti has undertaken to re-export certain gold artifacts temporarily imported into South Africa and whose custom and value added tax was waived. The company will be required to pay if it fails to comply with the re-
export arrangements agreed with the South African Revenue Service.
Certain Value Added Tax (VAT) claims in Tanzania amounting to: 10 -
The Tanzanian Revenue Authority is claiming $10 million from the company, mainly for fuel supplied to a contractor. The company is contesting this claim on the grounds that the equipment involved is either the property of the company or of a contractor, and that development agreements with the
Tanzanian government exempted the company and its sub-contractors from such VAT. The company believes the likelihood of a loss to be remote.
Stamp duty on transfer of property in Tanzania amounting to:
9 -
The Tanzanian Revenue Authority is claiming $9 million from the company in stamp duty on the transfer of property in Tanzania, even though transfer of ownership was in the ownership of the holding company, which is registered in another country. The company believes the likelihood of the claim succeeding to be remote.

Discussions are underway in respect of a US class action brought against the former Ashanti Goldfields Company Limited under United States Federal
Securities laws in the United States District Court for the Eastern District of
New York. The complaint alleges non-disclosures and misstatements regarding
Ashanti Goldfields Company Limited’s hedging position and hedging program.
The plaintiffs contend that the company and the individual defendants’ actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and
Rule 10b-5 promulgated under that Act. Although the company cannot make any assurances regarding the ultimate result of this litigation, it is anticipated that the outcome will have no material financial effect on the company.

With operations in several countries on several continents, AngloGold Ashanti is subject to, and pays annual income taxes under, the various income tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate income tax laws of the country. The company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the company’s business conducted within the country involved. Management believes such tax contingencies have been adequately provided for, and as assessments are completed, the company will make appropriate adjustments to those estimates used in determining amounts due.
Vulnerability from concentrations
The majority of AngloGold Ashanti’s 65,400 employees (2003: 55,439, 2002: 54,042) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body which represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in July 2003, when the parties reached an agreement covering the period from July 1, 2003 to June 30, 2005.
Indirect taxes (fuel duties, VAT and other) due from the Malian government, for the Sadiola, Yatela and Morila Joint
Ventures (Refer to Note 13) amount to $31 million (2003: $21 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21.
STOCKHOLDERS’ EQUITY
The authorized common stock of the company was increased in 1998 to 400,000,000 shares of common stock of
25 ZAR cents each principally to meet its obligations regarding the proposed merger of AAC gold interests through the company. No changes to the authorized shares of common stock of AngloGold Ashanti were made in 2004.
•
During 2004, 41,326,552 shares of common stock in AngloGold Ashanti were issued as follows:
192,800 shares of common stock were issued as part of the share incentive scheme for a consideration of
$3 million.
•    41,133,752 shares of common stock in the company were issued to facilitate the share swap for the acquisition of
Ashanti Goldfields Company Limited, amounting to $1,544 million.
•
During 2003, 514,320 shares of common stock in the company were issued as follows:
508,020 shares of common stock were issued as part of the share incentive scheme and 6,300 shares of common stock were issued in terms of the Acacia Employee Option Plan for a consideration of $8 million.
•
During 2002, 7,353,906 shares of common stock in the company were issued as follows:
478,720 shares of common stock were issued as part of the share incentive scheme and 66,598 shares of common stock were issued in terms of the Acacia Employee Option Plan for a consideration of $7 million.
•     278,196 shares of common stock in the company were issued as part of the odd-lot offer by AngloGold (Refer to
Note 30) for a consideration of $7 million.
•     6,530,392 shares of common stock in the company were issued to facilitate the share swap and top-up facility for the bid for the acquisition of Normandy Mining Limited which closed in 2002, amounting to $138 million.
At a general meeting of shareholders held on June 29, 2004, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purposes as they may determine, up to 10 percent of the authorized but unissued common stock of 25 ZAR cents each in the share capital of the company (subject to the South African Companies Act and the Listings Requirements of the JSE Securities
Exchange South Africa) after setting aside so many common stock of 25 ZAR cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Share Incentive Scheme and for the purposes of the conversion of the $1,000,000,000, 2.375 percent guaranteed Convertible Bonds issued by AngloGold Holdings plc.
Refer to Note 27 and Note 16. As at December 31, 2004 of the total unissued common stock of 135,537,106 of 25 ZAR cents each, 11,226,140 of 25 ZAR cents each was under the control of the directors until the forthcoming annual general meeting. At the annual general meeting of shareholders held on April 29, 2005, shareholders reaffirmed this general authority, and placed up to 11,281,297 ordinary shares, under the control of the directors. In terms of a specific authority granted at the general meeting of stockholders held on March 29, 1993, the directors are authorized to issue the 4,221,104 unissued B redeemable preferred stock of 1 ZAR cent each to Eastvaal Gold Holdings Limited.
22. GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES
The group does not acquire, hold or issue derivatives for economic trading purposes. A number of products, including derivatives are used to manage gold price and foreign exchange risks, that arise out of the group’s core business activities. Forward sales contracts and call and put options are used by the company to manage its exposure to gold price and currency fluctuations. The board of directors sets limits for the volume of production to be hedged, the nature of instruments utilized and the maximum tenor of hedging structures.
SFAS133 requires that derivatives be accounted for as follows:
•
Commodity based (“normal purchase or normal sale”) contracts that meet the requirements of SFAS138 are recognized in earnings when they are settled by physical delivery.
•
Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. For cash flow hedges the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of $66 million at December 31, 2004 are expected to be removed from other comprehensive income and included in income during 2005.
•
All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings as gains or losses on derivatives in the period in which they occur.
Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Cash inflows from off market derivative transactions entered into are included in cash flows from financing activities. Cash outflows from off market derivative transactions are included in cash flows from investing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22. GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES (continued)
Loss on non-hedge derivatives of $131 million (2003: $119 million gain) (2002: $74 million gain) was included in the current year income statement.
Gold and currency hedging instruments are denominated in South African rands, US dollars, Australian dollars and
Brazilian Real. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in the light of changes in operational forecasts, market conditions and the group’s hedging policy. The group’s reserve and financial strength has allowed it to arrange unmargined credit lines of up to ten years with counterparties.
Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of outstanding forward sales type contracts at the end of 2004 was 256,409kg (2003: 180,693
(1)
kg former AngloGold).
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The group’s risk as outlined above in purchasing compound options is limited to the premium paid. Net cash receipts received under the option hedging strategies for the year were
$61 million (2003: $33 million).
(1)
Including equity accounted joint ventures. Refer to Note 13.
Hedge book restructure
The group has an established practice of actively managing its hedged commitments under changing market circumstances. This is reflected in the reduction of the hedge book from its high of 17.8
(1)
million ounces at
December 31, 2000 to 7.01
(1)
million ounces at June 30, 2004. At the level of 7.01 million ounces, the hedge book had been reduced to cover an average of 22 percent of the annual production from pre-Ashanti acquisition AngloGold assets over the next five years. However, following the completed AngloGold Ashanti Business Combination, the combined hedge books amounted to 12.7 million ounces as at the end of September 2004, and the level of cover increased to 40 percent of five years' production of the group.
The group has previously indicated its intention to continue with the reduction in hedging levels. The argument for this reduction has been further supported by the group’s positive view of the gold price in the current market cycle. The company believes that the market circumstances favorable for the gold price are likely to remain in place for some time, and that the gold price will continue to trade in its current range, or higher.
A substantial restructuring of the hedge was commenced in late December 2004 and completed in January 2005. This has resulted in a reduction in the net delta of the combined hedge by some 2.2 million ounces or 69 tonnes of gold, down to a net hedge delta of 10.49 million ounces at December 31, 2004. The restructured hedge now represents cover equal to 31 percent of five years’ production spread over a ten-year period. The reduction of 2.2 million ounces in the December 2004 quarter is of the same order of magnitude as the substantial reduction achieved in hedge restructuring by AngloGold through the second quarter of 2002.
The cash earnings will reflect the significantly greater exposure of the company to the spot price during 2005 and 2006 in particular. Beyond these years, the significantly higher contracted prices in the restructured forward positions will provide further benefit.
It is the intention of management to continue to actively manage the hedge book. This includes delivering into contracts, continuing to reduce the size of the book, and continuing to seek the maximum economic benefit from the book.
For the year ahead, it is the company's intention to track the spot price more closely, and to manage the hedge book actively with the goal of moderating any negative impact on the price received of the remaining lower-priced hedge positions in the year.
The following table indicates the group’s total gold hedge position at a weighted average settlement price as at
December 31, 2004, which includes all hedging instruments irrespective of accounting classification:
(1)
Includes equity accounted joint ventures. Refer to Note 13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22. GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES (continued)
The total net delta tonnage of the hedge on this date was 10.49 million ounces or 326 tonnes.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1,161 million as at December 31, 2004 (as at December 31, 2003: negative $578 million). These values were based on a gold price of
$434.70 per ounce, exchange rates of R/$5.67 and A$/$0.7745 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The mark-to-market represents the current profit/loss value of the hedge book at market prices and rates available at that time.
Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
34,021
30,428
35,481
29,111
25,324
48,745
203,110
$ per oz
$315
$338
$343
$363
$377
$395
$357
*Restructure longs
Amount (kg)
17,676
17,676
$ per oz
$440
$440
Put options purchased
Amount (kg)
3,381
5,481
1,455
10,317
$ per oz
$347
$355
$292
$344
Put options sold
Amount (kg)
6,221
4,354
855
1,882
9,409
22,721
$ per oz
$397
$339
$390
$400
$430
$400
Call options purchased
Amount (kg)
9,880
3,030
2,003
14,913
$ per oz
$340
$353
$361
$345
Call options sold
Amount (kg)
29,490
18,017
20,375
26,179
22,852
57,604
174,517
$ per oz
$363
$386
$372
$377
$399
$455
$403
RAND GOLD
Forward contracts
Amount (kg)
933
933
Rand per kg
R116,335
R116,335
Put options purchased
Amount (kg)
1,875
1,875
Rand per kg
R93,602
R93,602
Put options sold
Amount (kg)
8,025
1,400
9,425
Rand per kg
R80,840
R88,414
R81,965
Call options sold
Amount (kg)
12,657
4,517
311
2,986
5,972
26,443
Rand per kg
R88,509
R102,447
R108,123
R202,054
R223,756
R134,486
Year
2005
2006
2007
2008
2009
2010-2014
Total
AUD DOLLAR GOLD
Forward contracts
Amount (kg)
2,969
3,110
8,398
3,110
3,390
3,110
24,087
A$ per oz
A$560
A$746
A$650
A$673
A$667
A$692
A$662
Put options purchased Amount (kg)
1,244
1,244
A$ per oz
A$585
A$585
Put options sold
Amount (kg)
2,644
2,644
A$ per oz
A$565
A$565
Call options purchased Amount (kg)
3,110
6,221
3,732
3,110
1,244
3,110
20,527
A$ per oz
A$724
A$673
A$668
A$680
A$694
A$712
A$688
Call options sold
Amount (kg)
1,711
1,711
A$ per oz
A$597
A$597
Delta (kg)
32,280
44,577
57,531
52,221
47,107
92,492
326,208
**Total net gold:
Delta (oz)
1,037,825
1,433,182
1,849,662
1,678,942
1,514,523
2,973,683
10,487,817
Hedge delta as a percentage of current
production levels (%)
17%
24%
31%
28%
25%
10%
17%
*
At December 31, 2004, the group was in the process of restructuring the hedge book and had acquired a long spot position in gold. This long gold position has been applied to the hedge restructure subsequent to year-end.
**  The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2004. The delta positions indicated above includes positions from equity accounted joint ventures. Refer to
Note 13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22. GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES (continued)
Year
2005
2006
2007
2008
2009
2010-2014
Amount (‘000oz)
200
300
270
100
130
100
Gold borrowing cost associated
with forward contracts
(1)
Interest rate %
0.3%
0.6%
0.7%
0.9%
1.0%
1.5%
Amount (‘000oz)
400
708
1,334
1,168
898
641
Gold lease rate swaps
(2)
Interest rate %
0.9%
1.2%
1.8%
1.8%
1.8%
1.8%
Amount (‘000oz)
320
320
280
240
200
160
Interest rate %
2.0%
2.0%
2.0%
2.0%
2.0%
2.0%
Gold lease rate swaps
(3)
$ per ounce
302
302
302
302
302
302
(1)
The Australian dollar denominated gold forward contract prices are shown on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices shown in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices at the financial statement date. The amount shown under “Gold borrowing cost associated with forward contracts” in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statement.
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
Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR SILVER
Put options purchased
Amount ($)
43,545
43,545
43,545
130,635
$
per
oz
$7.11
$7.11
$7.40
$7.21
Put options sold
Amount ($)
43,545
43,545
43,545
130,635
$
per
oz
$6.02
$6.02
$5.93
$5.99
Call options sold
Amount ($)
43,545
43,545
43,545
130,635
$
per
oz
$8.11
$8.11
$8.40
$8.21
Disclosure of the fair value of financial instruments is as follows:
Foreign exchange price risk protection agreements
The group periodically enters into forward exchange and currency option contracts to hedge certain recorded transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of the group’s foreign hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.
The following table indicates the group’s currency hedge position at December 31, 2004
Year
2005
2006
2007
2008
2009
2010-2014
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)
130,509
130,509
Rand per $
R5.71
R5.71
Call options sold
Amount ($)
65,000
65,000
Rand per $
R5.72
R5.72
AUD DOLLAR (000)
Forward contracts
Amount ($)
55,237
39,222
94,459
$ per A$
$0.59
$0.75
$0.65
Call options sold
Amount ($)
20,000
20,000
40,000
$ per A$
$0.76
$0.74
$0.75
BRAZILIAN REAL (000)
Put options purchased
Amount ($)
600
600
BRL per $
BRL3.38
BRL3.38
Put options sold
Amount ($)
600
600
BRL per $
BRL3.21
BRL3.21
Call options sold
Amount ($)
600
600
BRL per $
BRL3.55
BRL3.55
As at December 31, 2004 none of the hedging positions reported in the above tables were governed by “right-to-break”
clauses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22. GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES (continued)
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The group is able to actively source financing at competitive rates.
The Syndicated $600 million loan facility was repaid on February 4, 2005, and a new three-year $700 million
Syndicated loan facility was signed in January 2005, with an interest rate of LIBOR plus 0.4% per annum. The company has sufficient undrawn borrowing facilities available to fund working capital requirements.
Investment maturity profile
Maturity date
Currency
Fixed rate
investment
amount
(million)
Effective
rate
%
Floating rate
investment
amount
(million)
Effective
rate
%
Less than one year $ 6 1.6 134 1.9
ZAR 78 6.2 27 5.9
A$ 27 3.7 1 5.7
EUR 1 2.4
GHC 23,631 14.0
REAIS 197 17.8
PESOS 3 1.0
Borrowings maturity profile
Within one year
Between
one and two years
Between
two and five years
After five years
Currency
Borrowings
Amount
(million)
Effective
rate
%
Borrowings
Amount
(million)
Effective
rate
%
Borrowings
Amount
(million)
Effective
rate
%
Borrowings
Amount
(million)
Effective
rate
%
$ 302 3.5 4 6.2 1,013 2.4 - -
ZAR               73
(1)
- 2,000 10.5
Interest rate risk
Fixed for less than
one year
Fixed for between
one and three years
Fixed for greater than
three years
Currency
Borrowings
Amount
(million)
Effective rate
%
Borrowings
Amount
(million)
Effective
rate %
Borrowings
Amount
(million)
Effective
rate %
Total
borrowings
amount
(million)
$ 308 3.5 9 6.1 1,002 2.4 1,319
ZAR                  73
(1)
- 2,000                  10.5 2,073
(1)
Represents interest accrual on the Corporate Bond as at December 31, 2004.
Interest rate swaps
The group entered into a convertible interest rate swap. The swap is a derivative instrument as defined by SFAS133.
The swap, done on the back of the $1 billion Convertible Bond converts the fixed coupon of 2.375% per annum into a
LIBOR-based floating rate. The swap, like the Bond, matures in February 2009, but has the additional feature that in the event of early conversion, the swap notional amount reduces in the same proportion. A derivative liability of
$10 million was recorded for the fair market value of the swap. The swap is not designated as a fair value hedge under
US GAAP.
The group has vanilla interest rate swap agreements to convert $133 million (R750 million) of its $354 million
(R2,000 million) ZAR denominated fixed rate Bond to variable rate debt. The interest rate swap runs over the term of the Bond and receives interest at a fixed rate of 10.5% and pays floating Johannesburg Interbank Agreed Rate (JIBAR)
(reset quarterly) plus a spread of 0.915%. This transaction matures in August 2008. The swap is subsequently re-
measured at fair value, but is not designated as a fair value hedge. The marked-to-market value of the transaction was a positive $8 million (R45 million) as at December 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22. GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES (continued)
Credit risk
Realization of all these contracts is dependent upon the counterparties performing in accordance with the terms of the contracts. The company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. The company spreads its business over a number of predominantly international, creditworthy counterparties and believes that no concentration of credit risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury
Committee makes recommendation for board approval of all counterparts and the limits to be applied against each counterpart. Where possible, management tries to ensure that netting agreements are in place.
The table below provides a summary of the number type and credit quality of AngloGold Ashanti’s hedge counterparts.
Number of Counterparts
Type
Credit Rating (Fitch)
1                                          International
Bank
AAA
3                                          International
Bank
AA+
4                                          International
Bank
AA
9                                          International
Bank
AA-
2                                          International
Bank
A+
2                                          International
Bank
A
2                                          International
Bank
A-
1                                          International
Bank
BBB
1                                          International
Bank
BBB-
3
South African Bank
AA(zaf) (International BBB)
2
South African Bank
AA-(zaf) (International BBB)
1
South African Bank
A+(zaf) (International BBB-)
1                                             Brazilian
Bank
AA(bra)
1
Trade Finance House
Not rated
AngloGold Ashanti does not anticipate non-performance by any counterparts.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company’s financial instruments, as measured at December 31, 2004 and 2003, are as follows:
December
31,
2003
December 31, 2004
(As restated)
Carrying
amount
$
Fair
value
$
Carrying
amount
$
Fair
value
$
Cash and cash equivalents 299 299 479 479
Receivables 252 252 181 181
Short-term debt 315 315 331 331
Long-term debt 1,371 1,364 778 788
Accounts payable and other current liabilities 479 479 355 355
Derivatives (662) (1,161) (218) (578)
Forward sales type agreements (511) (647) (149) (248)
Option contracts (185) (507)
(1)
(85) (320)
(1)
Foreign exchange contracts 17 17 3 3
Foreign exchange option contracts (2) (2) 2 2
Interest rate swaps – Gold 21 (20) 6 (20)
Sub total – Hedge derivatives (660) (1,159) (223) (583)
Interest rate swaps – Non-gold (2) (2) 5 5
(1)
Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22.    GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES (continued)
Derivatives maturity profile
Total
$
2004
Assets
$
Liabilities
$
Total                                                                                                                   (662) 678 (1,340)
Less: Amounts to mature within twelve months of balance sheet date 115 (491) 606
Amounts to mature thereafter (547) 187 (734)
Total
$
2003
(As restated)
Assets
$
Liabilities
$
Total                                                                                                                  (218) 464 (682)
Less: Amounts to mature within twelve months of balance sheet date 38 (370) 408
Amounts to mature thereafter (180) 94 (274)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Receivables, cash and cash equivalents and other current liabilities
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Long-term debt
The fair value of listed fixed rate debt and the Convertible Bonds are shown at their market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair value of volatility-based instruments are estimated based on market prices, volatilities and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market price for the contracts at
December 31, 2004 and 2003. The amounts include those contracts accounted for as normal purchases and sales.
23.    ADDITIONAL CASH FLOW INFORMATION
2004
$
2003
(As restated)
$
2002
(As restated)
$
Non-cash items
Reported as non-cash items in the statements of consolidated cash flows are the following:
Amortization:
     Mining assets
351 165 165
Acquired properties
94 82 92
445 247 257
Impairment:
     Mining assets
1 44 -
Acquired properties - 25 -
Goodwill, non-marketable equity investments and investment in affiliates 2 9 -
3 78 -
Interest paid during the year 67 28 22
Taxation paid during the year 28 100 127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.   EMPLOYEE
BENEFIT
PLANS
Defined Benefit Plans
The group has made provision for pension provident and medical schemes covering substantially all employees. The retirement schemes as at December 31, 2004, 2003 and 2002, consists of the following which reflects the following provision values:
2004
$
2003
(As restated)
$
2002
(As restated)
$
AngloGold Ashanti Pension Fund (asset) (8) - -
South American Fundambrás Pension Plan 8 6 3
UK Ashanti Retired Staff Pension Plan - - -
Obuasi Mines Staff Pension Scheme 11 - -
Post Retirement medical scheme for AngloGold Ashanti South African employees
152 128 125
Post Retirement medical scheme for Rand Refinery employees (asset) (2) - -
Retiree Medical Plan for North American employees 2 2 2
Sub Total
163 136 130
Transferred to other non-current assets
AngloGold Ashanti Pension Fund 8 - -
Post retirement medical scheme for Rand Refinery employees 2 - -
Total Provision
173 136 130
South Africa Defined Benefit Pension Fund
A statutory valuation of the defined benefit pension fund was performed as at December 31, 2002, which showed that the fund was in deficit. The rate of the company contribution was reviewed and increased during the year. A formal additional funding plan was submitted to and approved by the Financial Services Board. According to the plan, the company has funded $5 million in 2004 and a further $30 million in real terms will be funded from 2005 to 2011. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments. Calculations for the Pension Fund’s financial position are carried out in years when a statutory valuation is not performed and events and movements that could impact on the valuation between the date of the interim valuation performed at September 30, 2004 and the balance sheet date have been considered.
Information with respect to the Defined Benefit Fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:
Pension benefits
2004
$
2003
(As restated)
$
2002
(As restated)
$
Change in benefit obligation
Benefit obligation at January 1, 162 100 69
Service cost
6                      4                      3
Interest cost
14                    13                      8
Plan participants’ contributions 2 2 1
Plan amendment - 22 -
Actuarial (gain)/loss 10 - (1)
Benefits paid (13) (10) (10)
Translation
35                    31                    30
Benefit obligation at December 31, 216 162 100
Change in plan assets
Fair value of plan assets at January 1,
137 93 70
Actual return on plan assets 34 16 1
Company contributions 12 8 3
Plan participants’ contributions 2 2 1
Benefits paid (13) (10) (10)
Translation
32                    28                   28
Fair value of plan assets at December 31, 204 137 93
Funded status at end of year (12) (25) (7)
Unrecognized net actuarial loss 20 25 7
Unrecognized prior service cost benefit - - -
Net amount recognized 8 - -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.   EMPLOYEE BENEFIT PLANS (continued)
Pension benefits
2004
$
2003
(As restated)
$
2002
(As restated)
$
Pension projected and accumulated benefit obligation
Projected benefit obligation
216 162
Accumulated benefit obligation 177 126
Fair value of plan assets 204 137
Components of net periodic benefit cost
Service cost 6                     4                      3
Interest cost 14                   13                      8
Expected return on assets (15) (12) (8)
Amortization of prior service cost - 2 -
Amortization of net loss 1 - -
Net periodic benefit cost 6 7 3
Assumptions
Weighted-average assumptions used to determine benefit obligations at
December 31,
Discount rate
7.5% 8.5% 11.5%
Rate of compensation increase
(1)
5.0%                5.0%              7.75%
Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,
Discount rate
7.5% 8.5% 11.5%
Expected long-term return on plan assets 7.5% 8.5% 11.5%
Rate of compensation increase
(1)
5.0% 5.0% 7.75%
Pension increase 2.9% 3.6% 6.1%
(1)
The short-term compensation rate increase is 5% and the long-term rate is 4%.
The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.
Plan assets
AngloGold Ashanti’s pension plan weighted-average asset allocations at
December 31, 2004 and 2003, by asset category are as follows:
Asset Category
Equity securities
65% 68%
Debt securities 32% 25%
Real estate
-                      -
Other
3%                   7%
100%               100%
Investment Policy
During the course of 2004 the Trustees of the AngloGold Ashanti Pension Fund undertook a major review of the Fund’s investment strategy. As a result, a new investment structure was put in place towards the end of the year.
The Trustees have adopted a long-term horizon in formulating the Fund’s investment strategy, which is consistent with the term of the Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.
The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund’s assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.
The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund’s overall investment philosophy and strategy.
Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund’s Investment Sub-Committee at least every six months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.   EMPLOYEE BENEFIT PLANS (continued)
2003
2004
(As restated)
No. of
Shares
Percentage of
total assets
Fair Value
$
Percentage of
total assets
Fair Value
$
Related Parties
Investments held in related parties are summarized as follows:
Equity Securities
With AngloGold Ashanti and fellow
subsidiaries of AA plc
Anglo American Platinum Group
6,000 0.1% - 0.2% -
Anglo American plc 187,295 2.2% 4 5.8% 8
AngloGold Ashanti 14,760 0.3% 1 1.0% 1
With associates of AA plc
Gold Fields Limited
- - - 1.0% 1
Bonds
AngloGold Ashanti 2008 10.5%
0.1% - 0.1% 1
5                                              11
Other investments exceeding 5% of total
plan assets
Bonds
RSA 2010 Government Bonds 13%
8.5% 17 5.5% 7
Cash Flows
Contributions
The company expects to contribute $11 million (2004: $12 million) to its pension plan in 2005 of which $5 million relates to the additional contribution in terms of the funding plan to compensate for the funding shortfall.
2004
$
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2005
9
2006 10
2007 10
2008 10
2009 11
Thereafter 148
Information with respect to the South American Brasil Fundambrás pension plan, for the year ended December
31, is set forth in the table below:
On November 30, 1988 the defined benefit fund was converted to a defined contribution fund with an actuarial liability of
$6 million. This liability is revised annually by Mercer, the plan's actuary. The transfer of funds requires approval from the governmental SPC agency (still in process) and is conditional on the full funding of the actuarial liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.   EMPLOYEE BENEFIT PLANS (continued)
Pension benefits
2004
$
2003
$
2002
$
Change in benefit obligation
Benefit obligation at January 1,
16 11 15
Service cost -                      - 1
Interest cost 2                       1 1
Actuarial (gain)/loss 3 2 (1)
Benefits paid (1)                      - -
Translation 2                       2 (5)
Benefit obligation at December 31, 22 16 11
Change in plan assets
Fair value of plan assets January 1,
11 8 10
Actual return on plan assets 3 2 2
Benefits paid (1)                       - -
Translation 2                      1 (4)
Fair value of plan assets December 31, 15 11 8
Funded status at the end of the year (7) (5) (3)
Unrecognized net actuarial gain (1) (1) -
Unrecognized prior service cost benefit - - -
Net amount recognized (8) (6) (3)
Pension projected and accumulated benefit obligation
Projected benefit obligation
22 16
Accumulated benefit obligation 22 16
Fair value of plan assets 15 12
Components of net periodic benefit cost
Service cost
-                      - 1
Interest cost 2                     1 1
Expected return on plan assets (1) (1) (1)
Amortization of prior service cost - - -
Amortization of actuarial (gain)/loss (2) 3
(1)                      3 1
Assumptions
Weighted-average assumptions used to determine benefit obligations at
December 31,
Discount rate
11.3% 11.3% 11.3%
Rate of compensation increase 7.1% 7.1% 7.1%
Weighted-average assumptions used to determine net periodic benefit cost at December 31,
Discount rate
11.3% 11.3% 11.3%
Expected long-term return on plan assets 11.3% 11.3% 11.3%
Rate of compensation increase 7.1% 7.1% 7.1%
Pension increase 5.0% 5.0% 5.0%
The expected long-term return on plan assets is determined using the after tax return of domestic bonds and fixed deposits
Plan assets
The Brasil Fundambrás defined benefit pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:
Asset Category
Equity securities
-                 10%
Debt securities 95% 85%
Property 4%                   4%
Cash 1%                   1%
100%               100%
Investment policy
The general policy of the fund is to select investments that will achieve a stable return in order to at least maintain as well as reduce the fund deficit.
No investments are made in related party entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.   EMPLOYEE BENEFIT PLANS (continued)
Cash Flows
Contributions
No contributions are made to this fund since it has been converted to a defined contribution fund and once the local authorities authorise the transfer, the full liability will be funded on transfer to the contribution fund.
Estimated future benefit payments
Until the fund is transferred to the contribution there will be no significant benefit payments.
Information with respect to the UK Ashanti Retired Staff pension plan, for the year ended December 31, is set forth in the table below:
Pension benefits
2004
$
2003
$
2002
$
Change in benefit obligation
Benefit obligation at January 1,
- - -
Acquisition of subsidiary 3 - -
Service cost -                       - -
Interest cost -                       - -
Actuarial (gain)/loss - - -
Benefit obligation at December 31, 3 - -
Change in plan assets
Fair value of plan assets January 1,
- - -
Acquisition of subsidiary 3 - -
Actual return on plan assets - - -
Fair value of plan assets December 31, 3 - -
Funded status at the end of the year - - -
Unrecognized net actuarial loss/(gain) - - -
Unrecognized prior service cost benefit - - -
Net amount recognized - - -
Pension projected and accumulated benefit obligation
Projected benefit obligation
3
Accumulated benefit obligation 3
Fair value of plan assets 3
Components of net periodic benefit cost
Service cost
-                       - -
Interest cost -                       - -
Expected return on plan assets - - -
Amortization of prior service cost - - -
Amortization of actuarial (gain)/loss - - -
-                       - -
Assumptions
Weighted-average assumptions used to determine benefit obligations at
December 31,
Discount rate
5.8% - -
Rate of compensation increase N/A - -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.   EMPLOYEE BENEFIT PLANS (continued)
Pension benefits
2004
$
2003
$
2002
$
Weighted-average assumptions used to determine net periodic benefit cost at December 31,
Discount rate
5.8% - -
Expected long-term return on plan assets 5.8% - -
Rate of compensation increase N/A - -
Pension increase 2.5% - -
The expected long-term return on plan assets is determined using the after tax return of domestic bonds and fixed deposits
Plan assets
The UK Ashanti Retired Staff defined benefit pension plan weighted-
average asset allocations at December 31, 2004 and 2003, by asset category are as follows:
Asset Category
Equity securities
53% -
Debt securities 43% -
Cash 4% -
100% -
Investment policy
The general policy of the fund is to select investments that will achieve an optimal return on the plan assets.
No investments are made in related party entities.
Cash Flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are retired or deferred.
Estimated future benefit payments
The following benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2005 -
2006 -
2007 -
2008 -
2009 -
Thereafter 3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24. EMPLOYEE BENEFIT (continued)
Information with respect to the Obuasi Mines Staff Pension Scheme, for the year ended December 31, is set forth in the table below:
The scheme provides monthly payments in Ghanaian currency (indexed to the US dollar) to retirees until death. The benefits for the scheme are based on the years of service and the compensation levels of the covered retirees. The scheme is closed to new members and all the scheme participants are retired. The scheme is unfunded and accordingly, no assets related to the scheme are recorded.
Pension benefits
2004
$
2003
$
2002
$
Change in benefit obligation
Benefit obligation at January 1,
- - -
Acquisition of subsidiary 11 - -
Service cost
-                       -
-
Interest cost
-                       -
-
Actuarial (gain)/loss - - -
Benefit obligation at December 1, 11 - -
Funded status at the end of the year (11) - -
Unrecognized net actuarial loss/(gain) - - -
Unrecognized prior service cost benefit - - -
Net amount recognized (11) - -
Pension projected and accumulated benefit obligation
Projected benefit obligation
11
Accumulated benefit obligation 11
Fair value of plan assets -
Components of net periodic benefit cost
Service cost
-                       -
-
Interest cost
1                       -
-
Expected return on plan assets - - -
Amortization of prior service cost - - -
Amortization of actuarial (gain)/loss - - -
1                       -
-
Assumptions
Weighted-average assumptions used to determine benefit obligations at
December 31,
Discount rate
4.0% - -
Rate of compensation increase N/A - -
Weighted-average assumptions used to determine net periodic benefit cost at December 31,
Discount rate
4.0% - -
Rate of compensation increase N/A - -
Pension increase 4.5% - -
Cash Flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.    EMPLOYEE BENEFIT PLANS (continued)
Pension benefits
2004
$
2003
$
2002
$
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2005 1
2006 1
2007 1
2008 1
2009 -
Thereafter 7
South Africa post-retirement medical benefits
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded.
Information with respect to the defined benefit liability, which includes post-retirement medical benefits for
AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:
Other benefits
2004
$
2003
$
2002
$
Change in benefit obligation
Benefit obligation at January 1, 128 125 93
Service cost 1 1 1
Interest cost 13 12 11
Plan participants contributions 10 10 -
Amendments - (28)
(1)
(35)
Benefits paid (24) (18) (7)
Actuarial gains 15 (9) 18
Translation 23 35 44
Benefit obligation at December 31, 166 128 125
Unfunded benefit liability (166) (128) (125)
Unrecognized actuarial loss 14 - -
Net amount recognized (152) (128) (125)
(1)
Amendments include the reversal of the liability of $44 million which in prior years represented the excess liability not covered by members’
contributions. With the transfer of the scheme to an outside service provider, this liability will now be borne by the service provider and not by AngloGold Ashanti.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.     EMPLOYEE BENEFIT PLANS (continued)
Other benefits
2004
$
2003
$
2002
$
Components of net periodic benefit cost
Service cost
1 1 1
Interest cost 13 12 11
Amortization of prior service cost 1 18 -
15 31 12
The assumptions used in calculating the above amounts are:
Discount rate 9% 10.0% 11.5%
Expected increase in health care costs 5% 5.5%* 9.2%
* The 2003 short-term (1 year) health care inflation costs was 5.5 percent and 5 percent thereafter.
2004                2003
2002
Assumed health care cost trend rates at December 31,
Health care cost trend assumed for next year
5.0% 5.5% 9.2%
Rate to which the cost trend is assumed to decline (the ultimate trend rate) 5.0% 5.0% 5.0%
Year that the rate reaches the ultimate trend N/A 2005 2006
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:
1-percentage point
increase
1-percentage point
decrease
Effect on total service and interest cost 2 (1)
Effect on post-retirement benefit obligation 16 (14)
Cash flows
Post-retirement medical plan
AngloGold Ashanti expects to contribute $11 million (2004: $15 million) to the post-retirement medical plan in 2005.
Estimated future benefit payments
$
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:
2005
11
2006 11
2007 12
2008 12
2009 13
Thereafter 191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.    EMPLOYEE BENEFIT PLANS (continued)
Information with respect to the Post Retirement Medical Plan and Obligation for the Rand Refinery Ltd
employees, for the year ended December 31, is set forth in the table below:
Other
benefits
2004
$
Other
benefits
2003
$
Other
benefits
2002
$
Change in benefit obligation
Benefit obligations at beginning of year
- - -
Transfer in
3                        -
-
Service cost
-                        -
-
Interest cost
-                        -
-
Plan participants contributions - - -
Amendments
-                        -
-
Benefits paid
-                        -
-
Actuarial loss (gain) - - -
Translation
-                        -
-
Benefit obligation at end of year 3 - -
Change in plan assets
Fair value of plan assets at beginning of year
- - -
Transfers in
5                         -
-
Actual return on plan assets - - -
Employer contributions - - -
Plan participants contributions - - -
Benefits paid
-                        -
-
Translation
-                        -
-
Fair value of plan assets at end of year 5 - -
Funded status – unfunded benefit liability 2 - -
Unrecognized net actuarial loss (gain) - - -
Unrecognized prior service cost benefit - - -
Net amount recognized 2 - -
Components of Net Periodic Benefit Cost
Service cost
-                        -
-
Interest cost
1                         -
-
Expected return on plan assets - - -
Amortization of prior service cost - - -
Amortization of net (gain) loss (1) - -
Net periodic benefit cost - - -
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31
Discount rate 10.0% N/A N/A
Expected increase in health care costs 8.0% N/A N/A
Expected return on plan assets 10.0% N/A N/A
Plan Assets
The weighted-average asset allocation of the Rand Refinery post retirement medical fund at December 31, 2004 by asset category are as follows:
Asset Category
Debt securities
90% N/A N/A
Cash
10%                   N/A
N/A
100%                   N/A
N/A
Rand Refinery is a 53 percent held subsidiary of AngloGold Ashanti Limited and its results are consolidated in the group's financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24. EMPLOYEE
BENEFIT
PLANS (continued)
North America Retiree Medical Plan – AngloGold Ashanti USA provides health care and life insurance benefits for certain retired employees under the AngloGold North America Retiree Medical Plan (the “Retiree Medical Plan”). With
effect December 31, 1999, no additional employees were eligible to receive post-retirement benefits under the Retiree
Medical Plan. Curtailment accounting was applied at December 31, 1999.
The Retiree Medical Plan is a non-contributory defined benefit plan. This plan was last evaluated by independent actuaries in December 2002 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold Ashanti USA under the Retiree Medical Plan. The evaluation of the Retiree Medical Plan reflected liabilities of $2 million (2003: $2 million). The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.
The cost of providing benefits under the Retirement Plan and the Retiree Medical Plan was insignificant in 2003 and
2002.
Information with respect to the Plan and Retiree Medical Plan, which includes benefits for AngloGold Ashanti
USA employees, for the year ended December 31, is set forth in the table below:
Other
benefits
2004
$
Other
benefits
2003
$
Other
benefits
2002
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
6.0% 6.25% 6.75%
Rate of compensation increase N/A N/A N/A
Net periodic pension and post-retirement benefit costs include:
Service cost
-                      -
-
Interest cost
-                      -
-
Expected return on assets - - -
Curtailment accounting charge - - -
Actuarial gain
-                      -
-
Translation
-                      -
-
Net amount recognized - - -
The assumptions used in calculating the above amounts are:
Discount rate
6.0%              6.25%
6.75%
Expected return on plan assets N/A N/A N/A
Rate of compensation increase N/A N/A N/A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.     EMPLOYEE BENEFIT PLANS (continued)
Defined Contribution Funds
Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of providing retirement benefits for the year amounted to $41 million (2003: $25 million).
Australia
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions, meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old
Mutual insurance company. Both the company and the employees make contributions to this fund. AngloGold Ashanti seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti.
Mali (Sadiola, Yatela and Morila)
The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold Ashanti seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold
Ashanti. The Sadiola, Yatela and Morila Joint Ventures are equity accounted. Refer to Note 13.
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, employees are entitled to a retirement benefit from the Tanzanian Government. The company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold Ashanti seconded employees in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold
Ashanti. The company acquired an additional 50 percent in Geita as part of the AngloGold Ashanti Business
Combination, effective April 26, 2004. Refer to Note 13.
Defined Contribution Plan – AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold
Ashanti USA. AngloGold Ashanti USA's contributions were $2 million (2003: $2 million) during the years ended
December 31, 2004 and 2003.
Supplemental Employee Retirement Plan – Certain former employees of Minorco (USA) Inc. were covered under the
Minorco (USA) Inc. Supplemental Employee Retirement Plan (the “SERP”), a non-contributory defined benefit plan.
The SERP was last evaluated by independent actuaries in 2004 who took into account long-term estimates of inflation, and mortality rates in determining the obligations of AngloGold Ashanti USA under the SERP. This evaluation of the
SERP reflected Plan liabilities of $1 million (2003: $1 million). The SERP is an unfunded plan.
The SERP is evaluated on an annual basis using the projected benefit method. The costs of providing benefits under the SERP for the year ended December 31, 2004 and 2003 were nominal.
South America
The AngloGold Ashanti South America region operates a number of defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan) and are embodied in a pension plan entity, Fundambrás Sociedade de Previdéncia Privada, which is responsible for administering the funds and making arrangements to pay the benefits.
In December 2001, contributions commenced to a new PGBL fund, a defined contribution plan similar to the American
401 (k) type of plan, administered by Bradesco Previdencia e Seguros. The transfer of funds from Fundambrás to
PGBL requires approval from the governmental SPC agency (which is still in the process of being finalized) and is conditional to the full funding of the actuarial liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.   EMPLOYEE BENEFIT PLANS (continued)
Ghana and Guinea
Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Celestine Baako and invested mainly in Ghana and Guinea government treasury instruments and other fixed interest deposits. The costs of these contributions were $2 million during the period of eight months ended
December 31, 2004.
South Africa
South Africa contributes to various industry-based pension and provident retirement plans which covers substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $29 million
(2003: $20 million) during the year.
25.    SALES OF SHAFTS
The Free State assets were disposed of to a joint venture between Harmony Gold Mining Company Limited (Harmony)
and African Rainbow Minerals Gold Limited (ARM) with effect from January 1, 2002 for a net consideration of $229 million including tax payable by AngloGold and net of contractual obligations pursuant to the sale. The final condition precedent relative to the sale was fulfilled on April 11, 2002 on which date the agreement of sale became unconditional.
26.    SEGMENT AND GEOGRAPHICAL INFORMATION
The company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore information regarding separate geographic segments is provided. In 2004, the company changed its presentation of segment information from a regional basis to operating segments by country. Following the change in the composition of reportable segments and where applicable, the company has restated the corresponding items of segment information for all earlier periods presented. This information is consistent with the information used by the company’s chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.
Year ended December 31
Business segment data
2004
$
2003
(As restated)
$
2002
(As restated)
$
Revenues
Revenues from product sales:
South Africa
1,205 1,179 930
Argentina
97 77 67
Australia
172 157 155
Brazil
158 147 128
Ghana
206 - -
Guinea
44 - -
Mali
182 205 219
Namibia
27 26 26
Tanzania
207 107 84
USA
105 128 152
Zimbabwe
4 - -
Total revenues from product sales
2,407 2,026 1,761
Less: Equity method investments included above
(224) (312) (303)
Total consolidated
2,183 1,714 1,458

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26. SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Year ended December 31
Business segment data
2004
$
2003
(As restated)
$
2002
(As restated)
$
Depreciation and amortization expense
 South Africa
192 111 116
Argentina 28 28 19
Australia 30 30 33
Brazil 27 28 30
Ghana 70 - -
Guinea 10 - -
Mali 57 62 63
Namibia 5 3 1
Tanzania 47 12 13
USA 40 47 58
Zimbabwe 1 - -
Total depreciation and amortization expense 507 321 333
Less: Equity method investments included above (62) (74) (76)
Total consolidated 445 247 257
Segment income/(loss)
South Africa
66 166 245
Argentina 24 20 27
Australia 54 9 22
Brazil 103 70 57
Ghana (11) - -
Guinea (19) - -
Mali 13 48 71
Namibia 2 8 13
Tanzania 14 23 5
USA (7) 3 (4)
Other, including Corporate and Non-gold producing
subsidiaries (4) 50 -
Total segment income/(loss) 235 397 436
Reconciliation of segment income/(loss) to Net income
Segment total 235 397 436
Exploration costs (44) (40) (28)
General and administrative expenses (58) (43) (29)
Market development costs (15) (19) (17)
Non-hedge derivative (loss)/gains (131) 119 74
Deferred income and mining tax benefit/(expensed) 132 (147) (64)
Minority interest (22) (17) (16)
Cumulative effect of accounting change - (3) -
Net income 97 247 356
Segment assets
 South Africa
3,450 3,057 2,185
Argentina 260 264 286
Australia 711 649 485
Brazil 340 286 276
Ghana 2,126 - -
Guinea 325 - -
Mali 344
(1)
332
(1)
343
(1)
Namibia 38 30 20
Tanzania 1,065 171
(1)
167
(1)
USA 408 416 432
Other, including Corporate and Non-gold producing
subsidiaries 329 138 156
Total segment assets 9,396 5,343 4,350
(1)
Investment held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26. SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Year ended December 31
Business segment data
2004
$
2003
(As restated)
$
2002
(As restated)
$
Expenditure for additions to long-lived assets
South Africa 333 242 106
Argentina 13 10 3
Australia 28 21 31
Brazil 40 36 24
Ghana 42 - -
Guinea 57 - -
Mali 11 14 16
Namibia 21 2 2
Tanzania 13 10 9
USA 16 27 74
Zimbabwe 1 - -
Other, including Corporate and Non-gold producing subsidiaries 8 1 6
Total expenditure for additions to long-lived assets 583 363 271
Less: Equity method investments included above (12) (24) (25)
Total consolidated 571 339 246
Geographical area data
Total revenues
 South Africa
1,230 1,201 966
Argentina
100 76 63
Australia
172 157 155
Brazil 173 151 129
Ghana
209 - -
Guinea
44 - -
Mali
181 207 222
Namibia
28 28 27
Tanzania
208 107 84
USA
106 129 153
Zimbabwe
4 - -
Other, including Corporate and Non-gold producing subsidiaries 6 1 -
Total revenues 2,461 2,057 1,799
Less: Equity method investments included above (223) (314) (306)
Total consolidated 2,238 1,743 1,493
Long-lived assets by area
South Africa 2,830 2,228 1.613
Argentina
179 191                         207
Australia
616 568                         405
Brazil
216 189                         192
Ghana
2,036 -                             -
Guinea
288 -                             -
Mali
344
(1)
332
(1)
343
(1)
Namibia
27 7                             5
Tanzania 979 171
(1)
167
(1)
USA
286 300                         412
Other, including Corporate and Non-gold producing subsidiaries 180 74                         120
Total long-lived assets 7,981 4,060 3,464
(1)
Investment held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27. ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS
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
At December 31, 2004, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 7,272,730 (December 31, 2003: 6,136,249), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date.
At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme from 300,000 to
5 percent of the 2.75 percent attributable to all schemes and plans adopted by shareholders (or 0.1375 percent of the total number of ordinary shares in issue at any one time).
Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive
Scheme, rank pari passu with issued shares in all respects, including participation in dividends declared by the company.
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
The Share Incentive Scheme provides for the granting of options based on two separate criteria:
•      Time related options
As approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the general meeting held on April 30, 2002, time related options may be exercised over a five year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year five.
No further options will be granted under this plan which will terminate on February 1, 2012, being the date on which the last options granted under this plan, may be exercised or will expire.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.    ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
A summary of time related options showing movement from the beginning of the year to the end of the year, is presented below:
2004
Options
(000)
2004
Weighted-
average
exercise price
R
2003
Options
(000)
2003
Weighted-
average
exercise price
R
Outstanding at the beginning of the year 1,604 125 2,159 125
Granted                                                                         - - - -
Exercised                                                                (193) 116 (508) 123
Forfeited                                                                   (20) 131 (47) 128
Outstanding at the end of the year 1,391 126 1,604 125
Exercisable at the end of the year 904 118 733 115
Weighted-average fair value of options
granted during the year
- -
Performance related options
As approved by shareholders at the general meeting held on April 30, 2002, performance related options granted vest in full, three years after date of grant, provided that the conditions on which the options were granted, namely related to the performance of the company (growth in earnings per share) as determined by the directors, are met.
The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price.
As approved by shareholders at the annual general meeting held on April 29, 2005 to the introduction of the Long-
Term Incentive Plan (LTIP) and the Bonus Share Plan (BSP) (as discussed below), no further performance related options will be granted and all options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under this criteria may be exercised or will expire.
A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:
2004
Options
(000)
2004
Weighted-
average
exercise price
R
2003
Options
(000)
2003
Weighted-
average
exercise price
R
Outstanding at the beginning of the year 2,316 259 1,179 300
Granted                                                                   1,201 228 1,240 222
Exercised                                                                       - - - -
Forfeited
(91)
258
(103)
287
Outstanding at the end of the year 3,426 248 2,316 259
Exercisable at the end of the year - - - -
Weighted-average fair value of options
granted during the year
95 78
All options which have not been exercised within ten years from the date on which they were granted automatically lapse. At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounts to 2,455,770
(2003: 2,216,289).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.    ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
During the years ended December 31, 2004, 2003 and 2002 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants. As of December 31, 2004 compensation credit of $4 million was recognized related to the performance awards under APB No. 25, due to a decline in fair market value to below the exercise price of such awards.
During 2004 a total of 192,800 common shares were issued under the share incentive scheme.
The weighted average of all options outstanding as at December 31, 2004 is as follows:
Range of exercise
Prices
R
Quantity of options within
range
(000)
Weighted average
exercise price
R
Weighted average
contractual life
Years
95 – 143 1,153 119 4.78
144 – 211 218 157 6.11
212 – 300 3,446 248 8.54
4,817
(1)
213                                          7.53
(1)
Represents a total of 1,391,060 time related options and 3,425,900 performance related options outstanding as at
December 31, 2004.
No options expired during the year ended December 31, 2004.
Since December 31, 2004 to and including July 7, 2005, 149,600 options have been exercised and 81,000 options have lapsed.
Pro forma information regarding net income and earnings per share is required by SFAS123, and has been determined as if the company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2004, respectively: risk-free interest rates of 8.18 percent (2003: 8.85 percent);
dividend yields of 2.27 percent (2003: 3.34 percent); volatility factors of the expected market price of the company’s common stock of 0.300 (2003: 0.325) and a weighted-average expected life of the option of 7.0 years (2003: 6.5 years)
in respect of performance based scheme options. No grants were made with respect to the time related scheme options during 2004.
The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’
vesting period. The pro forma option expense in 2004 may not be indicative of pro forma option expense in future years. The company’s pro forma information follows (in millions except for earnings per share information):
2004
$
2003
(As restated)
$
2002
(As restated)
$
Pro forma net income 90 239 349
Pro forma earnings per common share
Basic (cents) 36 107 157
Diluted (cents) 36
(1)
107 157
(1)
The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible
Bonds as their effects are anti-dilutive for this period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.    ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
Acacia Employee Option Plan
The company’s wholly-owned subsidiary, AngloGold Australia Limited (formerly AngloGold Australasia Limited and originally Acacia Resources Limited) operated the Acacia Employee Option Plan for certain of its employees. In terms of this plan, on exercising of options, a ratio of 7 AngloGold ordinary shares for every 100 options held was applied.
The issue price of the AngloGold shares was calculated using the A$/R exchange rate ruling on the date of allotment.
As at December 31, 2003, all options granted in terms of the Acacia Employee Option Plan had been exercised or lapsed and the plan has been terminated.
Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)
At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the BSP and LTIP and the discontinuation of the current share incentive scheme. Options which have been granted under the current share incentive scheme will remain subject to the conditions under which they were originally granted. Grants under BSP and
LTIP will be made in 2005.
Participants in the BSP will receive an annual bonus, part of which to be paid in cash and part in shares, subject to certain performance criteria being met. The share element vests after three years, provided that the participant is still in the company’s employment at that time.
Awards in respect of the LTIP will be made to the most senior executives and managers in the company. The scheme will reward participants through the granting of shares for the achievement of performance criteria over a three-year period, whereby the company will need to outperform its gold company peers consistently. Additionally, strategic business objectives will also need to be met, such as the successful integration of Ashanti into AngloGold.
28.   MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT
AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.
On May 1, 2004, the Mineral and Petroleum Resources Development Act, Act 28 of 2002 (MPRDA), came into effect and operation.
The MPRDA vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. The former common law prospecting, mining and mineral rights are now known as old order rights and the transitional arrangements provided in the MPRDA give holders of such old order rights the opportunity to convert their old order rights into new order rights.
Applicants have five years from May 1, 2004, in which to apply to convert old order mining rights into new order mining rights. AngloGold Ashanti submitted its application for conversion of its rights in July 2004. AngloGold Ashanti submitted mining work programs that substantiated the areas and period of the new order mining rights and also demonstrated its compliance with the requirements of the Charter as described below. A similar application was submitted to the relevant government department for unused old order prospecting rights. AngloGold Ashanti has one year from May 1, 2004 to apply for new prospecting or mining rights for the unused old order rights. AngloGold Ashanti will also apply for conversion of the old order prospecting rights that are in use within two years of May 1, 2004. The
Department of Minerals and Energy is considering AngloGold Ashanti’s various conversion applications.
AngloGold Ashanti also submitted two applications for new mining rights to extend its mining areas at its TauTona and
Kopanang mines.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.    MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT (continued)
Even where new rights are obtained under the MPRDA, these rights may not be equivalent to the old order rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work programs submitted by an applicant do not substantiate the need to retain the area covered by the old rights. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new rights will only be transferable subject to the approval of the Minister of Minerals and
Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.
The new rights can be suspended or cancelled by the Minister of Minerals and Energy on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work program.
The Department of Minerals and Energy has published the Broad-Based Socio-Economic Empowerment Charter for
the South African Mining Industry (the Charter). The objectives of the Charter are to:
- promote equitable access to the nation’s Mineral Resources to all the people of South Africa;
-
substantially and meaningfully expand opportunities for historically disadvantaged South Africans (HDSAs) (that is, any person, category of persons or communities, disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa, 1993 came into operation) including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation’s mineral resources;
- utilize the existing skills base for the empowerment of HDSAs;
- expand the skills base of HDSAs in order to serve the community;
-
promote employment and advance the social and economic welfare of mining communities and the major labor sending areas; and
- promote beneficiation of South Africa’s mineral commodities.
The Charter and the relevant Scorecard require that every mining company achieve 15 percent ownership by HDSAs of its South African mining assets within five years of May 1, 2004, and 26 percent ownership within 10 years of May 1,
2004.
It contemplates that this will be achieved by, among other things, disposals of assets by mining companies to HDSAs on a willing seller – willing buyer basis at fair market value. In addition, the Charter and Scorecard require mining companies to formulate plans for achieving employment equity at management level with a view to achieving
40 percent participation by HDSAs in management and 10 percent participation by women in the mining industry, each within five years. The State will evaluate the company’s commitment to the different facets of promoting the objectives of the Charter against the Scorecard when considering applications for conversion of old order rights to new order rights.
AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past five years.
According to AngloGold Ashanti’s estimates based on operating data for the 12 months ended March 31, 2004 – the period on which the company’s license conversion applications are based – these transactions transfer 20 percent of its attributable units of production in South Africa to HDSAs. However, the State is currently considering AngloGold
Ashanti’s rights conversion application. In addition, AngloGold Ashanti is continuing to evaluate alternative ways in which to achieve the objectives of the Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts. On June 8, 2005 AngloGold Ashanti announced that it was considering establishing an employee share ownership program (ESOP), which program is consistent with the company’s stated strategic intention to develop means of promoting broad-based equity participation. The scope and terms of the scheme remain under consideration and, once finalized, an announcement will be made and, if appropriate, the terms will be put forward to shareholders for their consideration and approval.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.    MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT (continued)
The Scorecard allows for a portion of “offset” against these HDSA ownership requirements insofar as companies have facilitated downstream, value-adding activities as regards the products they mine. AngloGold Ashanti carries out such activities and is confident that these will be recognized in terms of a framework currently devised by government.
AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter and the Scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. It reflected these results when it lodged its application for new mining rights and conversions. Details of the State’s methodology for calculating performance in regard to beneficiation have, however, not yet been made public. Failure on the part of AngloGold Ashanti to comply with the requirements of the Charter and the Scorecard could subject it to negative consequences.
AngloGold Ashanti may also incur expenses in giving additional effect to the Charter and the Scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership by HDSAs as part of the industry wide commitment to assist such persons in securing R100 billion of financing during the first five years of the Charter’s life.
There is furthermore no guarantee that any steps AngloGold Ashanti has taken and might take to comply with the
Charter will ensure that it successfully acquires new order rights in place of its old order rights. In addition, the terms of such new rights may not be as favorable to AngloGold Ashanti as the terms applicable to its existing rights. Based on present indications, however, AngloGold Ashanti believes that it should acquire the new order rights on reasonable terms.
The MPRDA also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold
Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with its South African operations in light of the new, as well as existing, environmental requirements.
AngloGold Ashanti considers the new mineral rights regime in South Africa to be a proper and appropriate method of dealing with the country’s mineral resources and political legacy. The company believes the new mineral rights regime is likely to play a significant part in enhancing socio-economic stability and progress by encouraging equitable participation in the economy and thereby, improving the lives of those citizens previously disadvantaged by apartheid.
A failure on the part of government to have implemented such measures would have endangered prospects for political and economic stability.
AngloGold Ashanti has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter’s spirit. It believes that it is well placed to meet the
Charter’s targets in accordance with the Scorecard.
The South African government has announced that is giving consideration to new legislation, in terms of which the new rights will be subject to a State royalty. The extent and basis of that royalty is unknown at present. The draft Mineral and Petroleum Royalty Bill, 2003, was released in March 2003 for comments and proposed a royalty payment of
3 percent of gross revenue per annum, payable quarterly, in the case of gold. Had the proposal become law, royalty payments would have commenced upon the conversion and granting of a new mining right. AngloGold Ashanti and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit-based, rather than a revenue-based, royalty and in order not to delay the conversion of mineral rights from old into new order rights, it was recommended that the proposed royalty should only become payable from a fixed date being five years after the MPRDA took effect, that is
May 1, 2009, which date is the final date for conversion of the old order into new order mining rights under the MPRDA.
In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On February 18, 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These include a delay in the introduction of the royalty to five years after May 1, 2004, that is the date on which the MPDRA came into operation and confirmation of the South African government’s preference for a revenue-based royalty. It was further indicated that the royalty regime would take cognizance of the mining sector’s diverse production and profitability dynamics with a differential rate to apply to marginal mining operations. The introduction of the proposed royalty would, all else being equal, have an adverse impact upon AngloGold Ashanti’s profitability, as currently no royalty is payable to the State.
However, the Finance Minister announced also that due to the new regulatory system for the mining rights in terms of the MPDRA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it has become imperative to holistically reassess the current fiscal regime as applicable to the mining and petroleum industries in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.    MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT (continued)
South Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from secondary tax on companies in terms of South Africa’s income tax laws. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from secondary tax on companies for gold mines, despite the existence of profit. The impact of these proposed reviews is unknown at this stage but may have an adverse effect on
AngloGold Ashanti’s financial condition or results of operations.
29.    CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED
CONSOLIDATING FINANCIAL INFORMATION
These parent-only-financial statements and supplemental condensed consolidating financial information should be read in conjunction with the company’s consolidated financial statements.
Transfer of certain of AngloGold Ashanti’s operations located outside South Africa to wholly-owned subsidiary
With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States and Africa) to AngloGold Holdings
plc. (originally SMI Holdings Limited and formerly AngloGold Holdings Limited) (“IOMco”), its wholly-owned subsidiary.
IOMco is an Isle of Man registered company.
IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Note 16. The following is condensed financial information of the registrant and consolidating financial information for the group as of December 31, 2004 and 2003 and for the years ended December 31, 2004,
2003 and 2002, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the
other businesses of the group combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the company carries its investments under the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)
2004
$
AngloGold Ashanti
2004
$
IOMco
2004
$
Other subsidiaries
2004
$
Cons adjustments
2004
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Sales and other income
1,240
6                             1,013
(21)
2,238
Product sales
1,205
-                               978
-
2,183
Interest, dividends and other
35
6                                 35
(21)
55
Costs and expenses
1,281
17                                976
-
2,274
Production costs
879
-                                557
-
1,436
Exploration costs
6
-
38
-
44
Related party transactions
43
-                                   2
-
45
General and administrative
44
1                                 13
-
58
Royalties paid/(received)
-
-
27
-
27
Market development costs
11
-                                   4
-
15
Research and development
-
-
-
-
-
Depreciation, depletion and amortization
164
-
281
-
445
Impairment of assets
2
-
1
-
3
Interest expense
24
22                                  21
-
67
Accretion expense
7
-
1
-
8
Employment severance costs
8
-
1
-
9
Profit on sale of assets
(1)
-                                (13)
-
(14)
Non-hedge derivative loss
94
(6)                                  43
-
131
(Loss)/income before equity income and income tax
(41)
(11)                                  37
(21)
(36)
Equity income in affiliates
23
-                                    -
-
23
Equity (loss)/income in subsidiaries
(25)
-
-
25
-
(Loss)/income before income tax provision
(43)
(11)                                  37
4
(13)
Deferred income and mining tax benefit/(expensed)
150
-
(18)
-
132
Income/(loss) before minority interest
107
(11)                                 19
4
119
Minority interest
-
-                               (22)
-
(22)
Income/(loss) after minority interest
107
(11)                                 (3)
4
97
Preferred stock dividends
(10)
-                               (11)                                  21
-
Income/(loss) before cumulative effect of accounting change
97
(11)                                (14)
97
Cumulative effect of accounting change
-
-
-
-
-
Net income/(loss) applicable to common stockholders
97
(11)
(14)
25
97
25

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(As restated)
(In millions, except share information)
2003
$
AngloGold Ashanti
2003
$
IOMco
2003
$
Other subsidiaries
2003
$
Cons adjustments
2003
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Sales and other income
1,252
-
551
(60)
1,743
Product sales
1,179
-
535
-
1,714
Interest, dividends and other
73
-
16
(60)
29
Costs and expenses
1,014
-
389
-
1,403
Production costs
780
-
288
-
1,068
Exploration costs
4
-
36
-
40
Related party transactions
37
-
-
-
37
General and administrative
41
-
2
-
43
Royalties paid/(received)
69
-
(58)
-
11
Market development costs
15
-
4
-
19
Research and development
-
-
-
-
-
Depreciation, depletion and amortization
91
-
156
-
247
Impairment of assets
69
-
9
-
78
Interest expense
21
-
7
-
28
Accretion expense
1
-
1
-
2
Employment severance costs
4
-
-
-
4
Profit on sale of assets
(2)
-
(53)
-
(55)
Non-hedge derivative gains
(116)
-
(3)
-
(119)
Income/(loss) before equity income and income tax
238
-
162
(60)
340
Equity income in affiliates
74
-
-
-
74
Equity income/(loss) in subsidiaries
56
-
-
(56)
-
Income/(loss) before income tax provision
368
-
162
(116)
414
Deferred income and mining tax expensed
(113)
-
(34)
-
(147)
Income/(loss) before minority interest
255
-
128
(116)
267
Minority interest
-
-
(17)
-
(17)
Income/(loss) after minority interest
255
-
111
(116)
250
Preferred stock dividends
(8)
-
(52)
60
-
Income/(loss) before cumulative effect of accounting change
247
-
59
(56)
250
Cumulative effect of accounting change
-
-
(3)
-
(3)
Net income/(loss) applicable to common stockholders
247
-
56
(56)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(As restated)
(In millions, except share information)
2002
$
AngloGold Ashanti
2002
$
IOMco
2002
$
Other subsidiaries
2002
$
Cons adjustments
2002
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Sales and other income
1,027
-
537
(71)
1,493
Product sales
931
-
527
-
1,458
Interest, dividends and other
96
-
10
(71)
35
Costs and expenses
764
-
373
-
1,137
Production costs
525
-
267
-
792
Exploration costs
3
-
25
-
28
Related party transactions
42
-
-
-
42
General and administrative
24
-
5
-
29
Royalties paid/(received)
83
-
(74)
-
9
Market development costs
17
-
-
-
17
Research and development
1
-
-
-
1
Depreciation, depletion and amortization
96
-
161
-
257
Impairment of assets
-
-
-
-
-
Interest expense
15
-
7
-
22
Accretion expense
-
-
-
-
-
Employment severance costs
3
-
-
-
3
Loss on sale of assets
11
-
-
-
11
Non-hedge derivative gains
(56)
-
(18)
-
(74)
Income/(loss) before equity income and income tax
263
-
164
(71)
356
Equity income in affiliates
80
-
-
-
80
Equity income/(loss) in subsidiaries
40
-
-
(40)
-
Income/(loss) before income tax provision
383
-
164
(111)
436
Deferred income and mining tax expensed
(18)
-
(46)
-
(64)
Income/(loss) before minority interest
365
-
118
(111)
372
Minority interest
-
-
(16)
-
(16)
Income/(loss) after minority interest
365
-
102
(111)
356
Preferred stock dividends
(9)
-
(62)
71
-
Income/(loss) before cumulative effect of accounting change
356
-
40
(40)
356
Cumulative effect of accounting change
-
-
-
-
-
Net income/(loss) applicable to common stockholders
356
-
40
(40)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)
2004
$
AngloGold Ashanti
2004
$
IOMco
2004
$
Other subsidiaries
2004
$
Cons adjustments
2004
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
ASSETS
Current Assets
1,006
1,188
4,782
(5,561)
1,415
Cash and cash equivalents
18
53
228
-
299
Receivables
896
1,135
4,273
(5,561)
743
Trade
13
-
17
-
30
Inter-group balances
402
1,101
4,058
(5,561)
-
Derivatives
401
-
90
-
491
Value added taxes
9
-
20
-
29
Other
71
34
88
-
193
Inventories
92
-
176
-
268
Materials on the leach pad
-
-
105
-
105
Property, plant and equipment, net
1,961
-
3,050
-
5,011
Acquired properties, net
324
-
1,330
-
1,654
Goodwill
(1)
247
556
(259)
543
Other intangibles, net
-
-
48
-
48
Derivatives
171
-
16
-
187
Materials on the leach pad
-
-
22
-
22
Other long-term assets
3,109
2,919
189
(5,701)
516
Total assets
6,570
4,354
9,993
(11,521)
9,396
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,257
72
5,657
(5,521)
1,465
Accounts payable and other current liabilities
238
10
195
36
479
Inter-group balances
482
44
5,031
(5,557)
-
Derivatives
456
10
140
-
606
Short-term debt
29
8
278
-
315
Income and mining tax payable
52
-
13
-
65
Long-term debt
354
1,000
17
-
1,371
Derivatives
164
-
570
-
734
Deferred income and mining tax
688
-
871
(34)
1,525
Provision for environmental rehabilitation
93
-
116
-
209
Other accrued liabilities
-
-
14
-
14
Provision for pension and other post-retirement medical benefits
152
-
21
-
173
Minority interest
16
-
43
-
59
Commitments and contingencies
-
-
-
-
-
Stockholders’ equity
3,846
3,282
2,684
(5,966)
3,846
Stock issued
10
3,294
318
(3,612)
10
Additional paid in capital
4,961
1
665
(666)
4,961
Accumulated (deficit)/profit
(702)
(11)
134
(123)
(702)
Accumulated other comprehensive income
(423)
(2)
1,567
(1,565)
(423)
F- 7 1
Total liabilities and stockholders’ equity
6,570
4,354
9,993
(11,521)
9,396
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(As restated)
(In millions, except share information)
2003
$
AngloGold Ashanti
2003
$
IOMco
2003
$
Other subsidiaries
2003
$
Cons adjustments
2003
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
ASSETS
Current Assets
1,550
-
1,339
(1,606)
1,283
Cash and cash equivalents
280
-
199
-
479
Receivables
1,160
-
997
(1,606)
551
Trade
23
-
16
-
39
Inter-group balances
746
-
860
(1,606)
-
Derivatives
316
-
54
-
370
Value added taxes
11
-
8
-
19
Other
64
-
59
-
123
Inventories
110
-
44
-
154
Materials on the leach pad
-
-
99
-
99
Property, plant and equipment, net
1,452
-
848
-
2,300
Acquired properties, net
313
-
424
-
737
Goodwill
3
-
482
(259)
226
Other intangibles, net
-
-
-
-
-
Derivatives
85
-
9
-
94
Materials on the leach pad
-
-
7
-
7
Other long-term assets
1,542
-
197
(1,043)
696
Total assets
4,945
-
3,306
(2,908)
5,343
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,526
-
1,117
(1,527)
1,116
Accounts payable and other current liabilities
244
-
76
35
355
Inter-group balances
662
-
900
(1,562)
-
Derivatives
328
-
80
-
408
Short-term debt
284
-
47
-
331
Income and mining tax payable
8
-
14
-
22
Long-term debt
300
-
478
-
778
Derivatives
144
-
130
-
274
Deferred income and mining tax
716
-
108
(35)
789
Provision for environmental rehabilitation
49
-
75
-
124
Other accrued liabilities
-
-
6
-
6
Provision for pension and other post-retirement medical benefits
128
-
8
-
136
Minority interest
14
-
38
-
52
Commitments and contingencies
-
-
-
-
-
Stockholders’ equity
2,068
-
1,346
(1,346)
2,068
Stock issued
9
-
192
(192)
9
Additional paid in capital
3,415
-
790
(790)
3,415
Accumulated (deficit)/profit
(616)
-
148
(148)
(616)
Accumulated other comprehensive income
(740)
-
216
(216)
(740)

Total liabilities and stockholders’ equity
4,945
-
3,306
(2,908)
5,343
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)
2004
$
AngloGold Ashanti
2004
$
IOMco
2004
$
Other subsidiaries
2004
$
Cons adjustments
2004
$
Total
(the “Guarantor”) (the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Net cash provided by/(used in) operating activities
577 (735)                                 685 (21) 506
Income/(loss) after minority interest 107 (11) (3) 4 97
Reconciled to net cash provided by/(used in) operations:
Profit on sale of assets
(1) -                                  (13) - (14)
Depreciation, depletion and amortization 164 - 281 - 445
Deferred stripping costs - - (28) - (28)
Impairment of assets 2 - 1 - 3
Deferred income and mining tax (193) - (7) - (200)
Other non cash items 172 5                                    70 (25) 222
Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits (6) - (20) - (26)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables
280 (727) 447 - -
Receivables (11) (2)                                    (5) - (18)
Inventories 18 -                                  (57) - (39)
Accounts payable and other current liabilities 45 - 19 - 64
Net cash used in investing activities
(630) (200)                                 (149) - (979)
Cash acquired in acquisitions - -                                   56 - 56
Increase in non-current investments - (16)                                    (4) - (20)
Additions to property, plant and equipment (340) - (231) - (571)
Proceeds on sale of mining assets 1 - 9 - 10
Proceeds on sale of investments - - - - -
Cash effects from hedge restructuring (310) - - - (310)
Cash effects of acquisitions or disposals (43) (184) - - (227)
Loans receivable advanced - - (2) - (2)
Loans receivable repaid 62 -                                   23 - 85
Net cash (used)/generated in financing activities
(226) 988                                 (507) 21 276
Short-term debt repaid (347) -                                 (262) - (609)
Short-term debt raised 80 -                                     8 - 88
Issuance of stock 3 - - - 3
Long-term debt repaid - -                                 (200) - (200)
Long-term debt raised - 988                                      1 - 989
Cash outflows from derivatives relating to acquisitions - - (24) - (24)
Cash effects from hedge restructuring 227 - - - 227
Dividends paid (189) -                                  (30) 21 (198)
Net (decrease)/increase in cash and cash equivalents
(279) 53                                   29 - (197)
Effect of exchange rate changes on cash
17 -                                     - - 17
Cash and cash equivalents – January 1,
280 -                                 199 - 479
F-
7
3
Cash and cash equivalents – December 31,
18 53                                 228 - 299
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(As restated)
(In millions, except share information)
2003
$
AngloGold Ashanti
2003
$
IOMco
2003
$
Other subsidiaries
2003
$
Cons adjustments
2003
$
Total
(the “Guarantor”) (the “Issuer”) (the “Non-Guarantor
subsidiaries”)
Net cash provided by/(used in) operating activities
305 - 166 (60) 411
Income/(loss) after minority interest 255 - 111 (116) 250
Reconciled to net cash provided by/(used in) operations:
Profit on sale of assets
(2) - (53) - (55)
Depreciation, depletion and amortization 91 - 156 - 247
Deferred stripping costs - - (32) - (32)
Impairment of assets 69 - 9 - 78
Deferred income and mining tax 96 - (20) - 76
Other non cash items (160) - 137 56 33
Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits (76) - (12) - (88)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables
124 - (124) - -
Receivables (65) - 15 - (50)
Inventories (45) - (33) - (78)
Accounts payable and other current liabilities 18 - 12 - 30
Net cash used in investing activities
(236) - (32) - (268)
Cash acquired in acquisitions 9 - - - 9
Increase in non-current investments - - (1) - (1)
Additions to property, plant and equipment (246) - (93) - (339)
Proceeds on sale of mining assets 2 - 4 - 6
Proceeds on sale of investments - - 56 - 56
Cash effects from hedge restructuring - - - - -
Cash effects of acquisitions or disposals - - 1 - 1
Loans receivable advanced (1) - (3) - (4)
Loans receivable repaid - - 4 - 4
Net cash (used)/generated in financing activities
(14) - (125) 60 (79)
Short-term debt repaid (69) - (36) - (105)
Short-term debt raised 79 - - - 79
Issuance of stock 10 - - - 10
Long-term debt repaid - - (32) - (32)
Long-term debt raised 270 - 13 - 283
Cash outflows from derivatives relating to acquisitions - - - - -
Cash effects from hedge restructuring - - - - -
Dividends paid (304) - (70) 60 (314)
Net increase/(decrease) in cash and cash equivalents
55 - 9 - 64
Effect of exchange rate changes on cash
41 - 12 - 53
Cash and cash equivalents – January 1,
184 - 178 - 362

Cash and cash equivalents – December 31,
280 - 199 - 479
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(As restated)
(In millions, except share information)
2002
$
AngloGold Ashanti
2002
$
IOMco
2002
$
Other subsidiaries
2002
$
Cons adjustments
2002
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Net cash provided by/(used in) operating activities
269
-
331
(71)
529
Income/(loss) after minority interest
365
-
102
(111)
356
Reconciled to net cash provided by/(used in) operations:
(Profit)/loss on sale of assets
-
-
-
-
-
Depreciation, depletion and amortization
96
-
161
-
257
Deferred stripping costs
-
-
(5)
-
(5)
Impairment
of
assets
-
-
-
-
-
Deferred income and mining tax
(55)
-
(1)
-
(56)
Other non cash items
(109)
-
63
40
(6)
Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits
(3)
-
(14)
-
(17)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables
(69)
-
69
-
-
Receivables
17
-
(15)
-
2
Inventories
(16)
-
(30)
-
(46)
Accounts payable and other current liabilities
43
-
1
-
44
Net cash generated/(used) in investing activities
161
-
(227)
-
(66)
Cash acquired in acquisitions
-
-
8
-
8
Increase in non-current investments
(28)
-
(6)
-
(34)
Additions to property, plant and equipment
(112)
-
(134)
-
(246)
Proceeds on sale of mining assets
-
-
1
-
1
Proceeds on sale of investments
158
-
-
-
158
Cash effects from hedge restructuring
-
-
-
-
-
Cash effects of acquisitions or disposals
140
-
(105)
-
35
Loans receivable advanced
(1)
-
(4)
-
(5)
Loans receivable repaid
4
-
13
-
17
Net cash (used)/generated in financing activities
(350)
-
(54)
71
(333)
Short-term debt repaid
(141)
-
(489)
-
(630)
Short-term debt raised
-
-
37
-
37
Issuance of stock
18
-
-
-
18
Long-term debt repaid
(138)
-
(120)
-
(258)
Long-term debt raised
180
-
580
-
760
Cash outflows from derivatives relating to acquisitions
-
-
-
-
-
Cash effects from hedge restructuring
-
-
-
-
-
Dividends paid
(269)
-
(62)
71
(260)
Net increase in cash and cash equivalents
80
-
50
-
130
Effect of exchange rate changes on cash
63
-
12
-
75
Cash and cash equivalents – January 1,
41
-
116
-
157

Cash and cash equivalents – December 31,
184
-
178
-

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.     STOCK SPLIT
Throughout the annual financial statements presented herein, the number of AngloGold Ashanti common shares and the calculation of basic and diluted earnings/(loss) per share information for AngloGold Ashanti have been adjusted retroactively to reflect AngloGold's two-for-one stock split and the issuance of a total of
278,196 AngloGold common shares under AngloGold's odd lot offer as approved at the general meeting of
AngloGold’s shareholders held on December 5, 2002.
31.     SUBSEQUENT EVENTS
$700 million Syndicated loan facility
AngloGold Ashanti Limited has signed a new three-year loan facility agreement for $700 million to replace the $600 million Syndicated facility which matured in February 2005. The facility will be used to repay the maturing $600 million facility and for general corporate purposes. The new facility will reduce the group’s cost of borrowings, as the borrowing margin over LIBOR will reduce from 70 basis points to 40 basis points.
New expansion projects
On January 26, 2005, the AngloGold Ashanti board approved the $121 million Cuiabá Deepening Project in
Brazil, which is expected to increase production from that mine from 190,000 ounces per year to 250,000 ounces per year within two years of the project’s completion. The Cuiabá life-of-mine should be extended by six years and production over this period should increase by 1.86 million ounces.
Discontinued operations
The Ergo reclamation surface operation was discontinued during 2005. This operation is included under
South Africa for segmental reporting. Ergo has reached the end of its economic useful life. After a detailed investigation of several options and scenarios, management decided on February 1, 2005 that closure at the operation will commence on March 31, 2005. This is expected to be completed before the end of 2005.
The remaining available tonnage will be treated and cleaned through the tailings facility. During 2005 and until the final date of closure, it is estimated that the operation will report a loss from operating and closure activities of approximately $31 million.
Water pumping costs
On April 15, 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRDGold, Harmony and AngloGold Ashanti to share equally, the costs of pumping water at some shafts of DRDGold’s North West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRDGold’s threat to cease funding the pumping of water at these shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005. The aggregate monthly cost of pumping is estimated at R8 million
($1.2 million).
Sale of exploration assets to Crescent Gold Limited
On April 29, 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various
100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures to Crescent Gold Limited, for
a total consideration of A$4 million ($3 million). A$0.3 million ($0.2 million) was payable on the execution of a binding sale and purchase agreement, A$1 million ($0.8 million) is payable in Crescent Gold shares and A$3 million ($2 million) is payable in cash, on or before December 15, 2006.

SOCIÉTÉ DES MINES DE MORILA S.A.
FINANCIAL STATEMENTS
for the year ended 31 December 2004

Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of Société des Mines de Morila S.A.
We have audited the accompanying balance sheets of Societe des Mines de Morila S.A. (the "Company") as of December 31,
2004 and 2003, and the related statements of income, cash flows, and changes in shareholders’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with International Standards on Auditing and the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the
Company as of December 31, 2004 and 2003, and of the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 23 to the financial statements.
PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
Sunninghill, South Africa
May 3, 2005

Société des Mines de Morila S.A.
Statement of Operations
for the years ended December, 31
Note
2004
$’000
2003
$’000
2002
$’000
Revenue
14
189 740
273 931
328 652
Operating costs
(119 612)
(101 835)
(97 784)
Operating profit
15
70 128
172 096
230 868
Other expenditure – net
(6 566)
(10 771)
(4,372)
- interest received
92
291
487
- finance charges
(4 252)
(5 113)
(6 574)
- other (expenses) / income, net
(2 406)
(5 949)
1 715
Profit before taxation
63 562
161 325
226 496
Taxation                                                      16
-
-
-
Net profit
63 562
161 325
226 496
See notes to the financial statements

Société des Mines de Morila S.A.
Balance sheet
At December, 31
2004
2003
Note
$’000
$’000
Non current assets
168 719
171 508
Mining assets
8
117 754
130 505
Deferred stripping
9
20 830
26 298
Long-term ore stockpiles
10
30 135
14 705
Current assets
97 110
69 347
Deferred stripping
9                                   15
925
-
Inventories
10
25 332
21 117
Accounts receivable
11
44 891
24 599
Prepaid expenses
8 922
1 306
Derivative financial instruments
7
-
2 868
Cash and equivalents
2 040
9 752
Restricted cash
12
-
9 705
Total assets
265 829
240 855
Capital and reserves
Share capital
3
16
16
Distributable reserves
213 647
138 577
Other reserves
-
(18 508)
Retained income
213 647
157 085
Shareholder’s equity
213 663
138 593
Non-current liabilities
26 811
44 883
Shareholders’ subordinated loans
4
3 369
18 993
Environmental rehabilitation provision
5
9 252
8 809
Long term liabilities
6
14 190
17 081
Current liabilities
25 355
57 379
Accounts payable
13
22 464
18 123
Derivative financial instruments
7
-
18 508
Short term portion of long term liabilities
6
2 891
20 748
Total shareholders’ equity and liabilities
265 829
240 855
See notes to the financial statements

Société des Mines de Morila S.A.
Statement of changes in shareholders’ equity
for the years ended December, 31
Share
capital
$’000
Retained
income
$’000
Other
Reserves
$’000
Total
$’000
Balance at January 1, 2002
16
85 264
(4 362)
80 918
Net profit for the year
-
226 496
-
226 496
Movement in cash flow hedges
-
-
(16 371)
(16 371)
Dividends declared and paid
-
(142 000)
-
(142 000)
Balance at December 31, 2002
16
169 760
(20 733)
149 043
Net profit for the year
-
161 325
-
161 325
Movement in cash flow hedges
-
-
2 225
2 225
Dividends declared and paid
-
(174 000)
-
(174 000)
Balance at December 31, 2003
16
157 085
(18 508)
138 593
Net profit for the year
-
63 562
-
63 562
Movement in cash flow hedges
-
-
18 508
18 508
Dividends declared and paid
-
(7 000)
-
(7 000)
Balance at December 31, 2004
16
213 647
-
213 663
See notes to the financial statements

Société des Mines de Morila S.A.
Cash flow statement
for the years ended December, 31
2004
2003
2002
Note
$’000
$’000
$’000
Cash flows from operating activities
Cash generated by operating activities before
changes in working capital
17.1
83 690
177 264
236,664
Cash utilized by changes in working capital
17.2
(48 937)
(8 244)
(9 949)
Cash generated from operations
34 753
169 020
226 715
Interest paid -net
(3 451)
(4 223)
(6 088)
Net cash flows generated by operating activities
31 302
164 797
220 627
Cash flows from investing activities
Decrease in restricted cash
9 705
1 610
(131)
Additions to mining assets
(4 640)
(11 907)
(13 715)
Dividends paid
(7 000)
(174 000)
(142 000)
Net cash flows generated from / (utilized in)
investing activities
(1 935)
(184 297)
(155 846)
Cash flows from financing activities
Long term liabilities repaid
(20 748)
(21 098)
(27 003)
Shareholder loan repaid
(16 331)
-
-
Net cash flows utilized in financing activities
(37 079)
(21 098)
(27 003)
Net decrease in cash and equivalents
(7 712)
(40 598)
37 778
Cash and equivalents at beginning of year
9 752
50 350
12 572
Cash and equivalents at end of year
2 040
9 752
50 350
See notes to the consolidated financial statements

1.
Nature of operations
Société des Mines de Morila S.A. (the “Company”) owns the Morila gold mine in Mali. The Company is owned 80% by
Morila Limited and 20% by the State of Mali. Randgold Resources Limited and AngloGold Ashanti Limited (formerly
AngloGold Limited) each own 50% of Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company’s principal product, is currently produced and sold in Mali.
2.
Significant accounting policies
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, except for the accounting policy for development costs and mine plant facilities. This accounting policy has been changed to clarify the treatment of costs relating to the definition of mineralization in existing orebodies or the expansion of the productive capacity of existing operating mines.
2.1
Basis of preparation
These financial statements have been prepared in accordance with International Financial Reporting Standards
(“IFRS”). The financial statements have been prepared under the historical cost convention, as modified by available-
for-sale financial assets, and financial assets and financial liabilities (including derivative instruments), which are carried at fair value.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.
2.2      General
The financial statements are measured and presented in US dollars, as it is the primary measurement currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.
2.3
Foreign currency translation
(a) Measurement and presentation currency
The consolidated financial statements are presented in United States Dollars, which is the Company’s measurement and presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
2.4
Property, plant and equipment
a) Undeveloped properties
Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, an impairment is recorded.
b) Development costs and mine plant facilities
Mine development costs and mine plant facilities are initially recorded at cost, whereafter it is measured at cost less accumulated depreciation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to evaluate and develop new orebodies, to define mineralization in existing orebodies and to establish or expand productive capacity, and is capitalized until commercial levels of production are achieved, at which point the costs are depreciated over the life of the mine. Ongoing costs to maintain production are expensed as incurred.

2.
Significant accounting policies (continued)
c) Non-mining fixed assets
Other non-mining fixed assets are shown at cost less accumulated depreciation.
d) Depreciation and amortization
Long life assets include mining properties, mine development costs and mine plant facilities. These assets have useful economic lives which exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short life assets, which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years.
e) Mining property evaluations
The carrying amount of the long-lived assets of the Company are annually compared to the recoverable amount of the assets, or whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price.
In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is the Company’s weighted average cost of capital. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.
A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years.
The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.
2.5      Deferred stripping costs
The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred, and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tons to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the year.
2.6      Inventories
Inventories, which include consumable stores, gold in process and ore stockpiled, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.
Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design.
Consumable stores are valued at average cost after appropriate provision for redundant and slow moving items have been made.
2.7      Financial instruments
Financial instruments are initially measured at cost, including transaction costs. Subsequent to initial recognition these instruments are measured as set out below. Financial instruments carried on the balance sheet include cash and cash equivalents, receivables, accounts payable, borrowings and derivative financial instruments.
2.8      Derivatives
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

2.
Significant accounting policies (continued)
On the date a derivative contract is entered into, the Company designates the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the
Company's risk management policies, do not qualify for hedge accounting.
Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedged firm commitment or forecasted transaction affects net profit or loss.
Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemption are deferred until settlement. Under these contracts the group must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counter party..
Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Company formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
2.9      Receivables
Receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the
Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.
2.10     Cash and cash equivalents
Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the date of purchase.
2.11     Rehabilitation
costs
The net present value of estimated future rehabilitation cost estimates is recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money.
Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in the rehabilitation provision.
The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.
Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.
2.12     Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.
Significant accounting policies (continued)
2.13    Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated
at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
2.14    Accounts
payable
Accounts payable are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.
2.15    Employee
benefits
(a) Post retirement employee benefits
The company has a defined contribution plan. A defined contribution plan is a plan under which the company pays fixed contributions. The company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.
Retirement benefits for employees of the Company are provided by the Mali state social security system to which the
Company and its employees contribute a fixed percentage of payroll costs each month. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.
(b) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
2.16    Finance
Leases
Leases of plant and equipment where the Company assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets.
2.17    Revenue
recognition
Revenue is recognized as follows:
a) Gold sales - Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.
b) Silver sales - Revenue arising from silver sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.
c) Interest income - Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.
2.18    Exploration
costs
Exploration costs are expensed as incurred. Costs related to property acquisitions are capitalized.

3.        Share
capital
Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of
Communauté Financière Africaine franc (“CFA”) 10 000 ($16.356) each:
Number
of
shares
authorized
and issued
2004
$’000
2003
$’000
Morila Limited 800 13 13
Government of Mali 200 3 3
  1 000 16 16
4.        Shareholder’s
loans
2004
$’000
2003
$’000
Government of Mali 3 369 3 248
Morila Limited - 15 745
3 369 18 993
Made up of:
Principal 2 622 13 108
Deferred interest 747 5 885
3 369 18 993
The shareholder loans are denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum.
These loans were subject to the conditions set out in the syndicated loan agreements. Under these agreements, these loans have been subordinated by the shareholders until such time as the Morila project loan (refer note 6) was repaid in full. The weighted average interest rate as at December 31, 2004 on the shareholders’ subordinated loans was
4.19% (December 31, 2003: 3.23%). The loan owing to Morila Limited was paid in full during the 2004 financial year.
5.        Environmental
rehabilitation
provision
2004
$’000
2003
$’000
Opening balance 8 809 5 850
Accretion expense 443 2 475
Additions and changes in estimate - 484
9 252 8 809
The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $12.2 million (December 31, 2003:
$12.2 million), the majority of which will only be expended over the life of mine.
Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation provision using the standards as set by the World Bank which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Company’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.
The Company is committed to rehabilitation of its properties and to ensure that it is adequately provided to do so it makes use of independent environmental consultants to advise it. It also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

5.
Environmental rehabilitation provision (continued)
There are no unasserted claims reflected in the provision.
While the ultimate closure costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency as these are clearly defined in the Company’s mining convention.
There are no other potentially responsible parties to consider for cost sharing arrangements.
The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.
6.
Long term liabilities
2004
$’000
2003
$’000
a) Morila project loan - 18 000
b) Morila finance lease 14 468 16 826
c) Morila Air Liquide finance lease 2 613 3 003
17 081 37 829
Less: Current portion of long term liabilities:
a) Morila Project loan - 18 000
b) Morila finance lease 2 489 2 358
c) Morila Air Liquide finance lease 402 390
14 190 17 081
a)
Morila Project Loan
The loan was the original project finance loan with a consortium of commercial banks and was fully repaid in
June 2004. The loan carried interest at US three month LIBOR plus 2% per annum. The weighted average interest rate for the year ended December 2004, 31 was 3.44% (2003: 3.29%).
The repayment schedule according to the contract was as follows:
2004
$’000
2003
$’000
Less than one year - 18 000
Later than one year and not later than five years - -
Later than five years - -
- 18 000
b)
Finance Leases
Morila finance lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of which as at December 31, 2004 was approximately 20% per annum based on the lease contract. The lease is collateralized by plant and equipment whose net book value at December 31, 2004 amounted to $14.5 million (2003: $17.0 million).
Average lease payment of $3.8 million are payable in instalments over the term of the lease. Two of the
Company’s ultimate shareholders, being Randgold Resources Limited and AngloGold Ashanti Limited jointly guaranteed the repayment of the lease.
The estimated repayment schedule according to the contract is as follows:
2004
$’000
2003
$’000
Less than one year 2 488 2 358
Later than one year and not later than five years 9 240 11 728
Later than five years 2 740 2 740
14 468 16 826

6.
Long term liabilities (continued)
c)
Morila Air Liquide finance lease
Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila.
The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at December 31, 2004 was approximately 3.09% per annum. The lease is collateralized by the production units whose net book value at December 31, 2004 amounted to $2.5 million (2003: $2.8 million).
The estimated repayment schedule according to the contract is as follows:
2004
$’000
2003
$’000
Less than one year 402 390
Later than one year and not later than five years 1 741 1 688
Later than five years 470 925
2 613 3 003
7. Derivative
financial
instruments
2004
$’000
2003
$’000
Mark to market of speculative financial instruments - (2 868)
Mark to market of hedge financial instruments - 18 508
- 15 640
The hedge book was closed out at 31 December 2004.
7.1 This reflects the mark-to-market adjustment on those derivative financial instruments which do not, under the
Company’s accounting policy, qualify for hedge accounting. These derivative instruments are further discussed in note 19.
7.2 The financial instrument liability relates to the derivative financial instruments which qualify for hedge accounting. These derivative instruments are further discussed in note 19.
8. Mining
assets
Year
Cost
$’000
Accumulated
depreciation
$’000
Net book
value
$’000
Total mining assets 2004 194 187 76 433 117 754
Total mining assets 2003 188 185 57 680 130 505
Long life assets
Long life assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was
$95.7 million as at December 31, 2004 (2003: $107.9 million).
Short life assets
Short life assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $22.1 million as at December 31, 2004 (2003:
$22.6 million).

9.       Deferred
stripping
2004
$’000
2003
$’000
Opening balance 26 298 18 506
Additions during the year 10 457 7 792
Short-term portion (15 925) -
20 830 26 298
In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to later years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio.
The expected pit life average stripping ratios used to calculate the deferred stripping were 3.35 in 2004, 3.68 in 2003 and 3.68 in 2002. The change in the average stripping ratio was due to higher grades being accessed during the current financial year. As a result the change in life-of-mine estimated stripping ratio in December 2004 compared to
December 2003, $1.8 million less mining costs were deferred. These stripping ratios were calculated taking into account the actual strip ratios achieved of 4.98 for 2004, 4.77 for 2003 and 7,15 in 2002.
10.       Inventories
2004
$’000
2003
$’000
Consumables stores 14 778 13 872
Gold in process 3 629 1 313
Short-term portion of ore stockpiles 6 925 5 932
25 332 21 117
Long-term portion of ore stockpiles 30 135 14 705
55 467 35 822
Included in ore stockpiles as of December 31, 2004 is an amount $nil (2003: $4.2 million) for the high grade tailings stock of Morila, which is stated at its net realisable value. The carrying value of this stockpile is $1.3 million (2003 $4.2 million) but has been stated as zero in 2004, due to uncertainty as to whether the material will be used in production.
Ore stockpiles have been split between long and short term based on the current life of mine plan estimates.
11.      Accounts
receivable
2004
$’000
2003
$’000
Related party receivables
-     Randgold Resources Limited 2 1
-     AngloGold Ashanti Limited 22 88
- AngloGold Services Mali S.A. 111 -
- Societe d’ Exploitation des Mines d’Or de Sadiola S.A. 95 -
- Boart Long Year Mali 2 -
- AngloGold Mines de Siquiri Guinea 176 -
Gold sales trade receivable 9 886 10 135
Value added tax 13 297 80
Custom duties receivable 16 695 12 483
Other                                                                                                              6 165 1 812
46 451 24 599
Provision for doubtful debts (1 560) -
44 891 24 599

12.      Restricted
Cash
2004
$’000
2003
$’000
Debt service reserve - 9 705
The debt service reserve account relates to the NM Rothschild & Son Limited debt service reserve account. This amount was held in escrow for partial repayment of the Morila Project Loan. The loan was repaid in 2004. Refer to
Note 6(a).
13.      Accounts
payable
2004
$’000
2003
$’000
Related party payables
-     Randgold Resources Limited 32 -
-     AngloGold Ashanti Limited 615 368
- AngloGold Services Mali S.A. 761 384
- Societe d’Exploitation des Mines d’Or de Sadiola S.A. 236 29
- Boart Long Year Mali 32 -
Trade creditors 4 170 4 068
Payroll cost accruals 5 003 4 959
Sundry accruals 11 615 8 315
22 464 18 123
14.      Revenue
2004
$’000
2003
$’000
2002
$’000
Gold sales 189 287 273 385 328 508
Silver sales 453 546 144
189 740 273 931 328 652
15.
Operating profit
2004
$’000
2003
$’000
2002
$’000
Operating profit is arrived at after taking into
account the following:
Depreciation 18 753 21 562 17 788
Auditor’s remuneration
-     audit fees 108 70 58
Royalties 11 584 16 387 19 699
Related party management fee (note 22) 2 045 2 733 3 263
16.      Taxation
The Company benefits from a five year tax holiday in Mali which expires on November 14, 2005. The benefit of the tax holiday to the Company was to increase its net income by $29.3 million, $56.3 million and $79.3 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2004,
2003 and 2002, respectively. Under Malian tax law upon expiration of the tax holiday, the Company’s income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.
Major items causing the Company’s actual income tax charge to differ from estimates at the standard charge of 35%
of taxable income are as follows:

2004
$’000
2003
$’000
2002
$’000
Tax at statutory rate 29 300 56 300 79 274
Morila tax holiday differences (29 300) (56 300) (79 274)
Total income and mining taxes
-                       -                         -
The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at
December 31, 2004 and 2003 respectively, for deduction against future mining income.
17. Notes to the cash flow statement
2004
$’000
2003
$’000
2002
$’000
17.1 Cash generated by operating activities
before changes in working capital
Profit before taxation 63 562 161 325 226 496
Adjustments:
-   net finance charges
4 160 4 822 6 088
-   depreciation 18 753 21 562 17 788
-   environmental rehabilitation provision
443 2 475 -
-   unrealized movements of financial
instruments
2 865 (961) (1 100)
-   TSF gold in process provision 4 167 (4 167) -
-   Provision for bad debt 1 560 - -
-   deferred stripping costs capitalized
(10 457) (7 792) (12 608)
-   other non cash movements (1 363) - -
83 690 177 264 236 664
17.2 Cash utilized by changes in working capital
- Increase in accounts receivable (29 467) (7 584) (7 433)
- Increase in inventories (23 812) (10 246) (4 354)
- Increase in accounts payable 4 342 9 586 1 838
(48 937) (8 244) (9 949)
18. Financial
risk
management
In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which makes use of off-balance sheet financial instruments. They include mainly gold forward and gold option contracts.
18.1 Concentration of credit risk
The Company’s financial instruments do not represent a concentration of credit risk because the Company sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and a provision for bad debts is maintained.
Gold bullion, the Company’s principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Company believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.
Included in accounts receivable is $30.0 million (2003: $12.6 million) relating to indirect taxes owing to the
Company by the State of Mali, which is denominated in Communauté Financière Africaine franc.
In the normal course of business, the Company enters into transactions denominated in foreign currencies
(primarily US$). In addition, the Company enters into transactions in a number of different currencies (primarily
Communauté Financière Africaine franc). As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.

18.
Financial risk management (continued)
18.2 Foreign currency and commodity price risk
Generally the Company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Company to any currency fluctuation risk.
However, in periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Morila’s hedge was wound up at the end of 2004.
18.3 Interest rates and liquidity risk
Fluctuation in interest rates impact on the value of income receivable from short-term cash investments and interest payment relating to financing activities (including long-term loans), giving rise to interest rate risk.
In the ordinary course of business, the Company receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The Company has been able to in the past actively source financing through shareholders’ and third party loans.
19.
Fair value of financial instruments
The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2004 and 2003. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
December 31, 2004
December 31, 2003
Carrying
amount
$’000
Fair
value
$’000
Carrying
amount
$’000
Fair
value
$’000
Financial assets
Cash and equivalents 2 040 2 040 9 752 9 752
Restricted cash - - 9 705 9 705
Accounts receivable 44 891 44 891 24 599 24 599
Prepaid expenses 8 922 8 922 1 306 1 306
Financial liabilities
Accounts payable 22 464 22 464 18 123 18 123
Long-term liabilities (excluding loans from
shareholders)
14 190 14 190 17 081 17 081
Short term portion of long term liabilities 2 891 2 891 20 748 20 748
Derivative financial instruments - - 18 508 18 508
Derivative financial instruments
Details of gold derivative contracts as at December 31, 2003:
Hedging instruments
Unmatched instruments
Forward sales
Purchased calls
MATURITY DATES
Ounces                     US
$/oz
Ounces                  US
$/oz
December 31, 2004 51 941 275 18 384 360
The total fair value of the above financial instruments as at December 31, 2003 was a net loss of $15.6 million. The hedge book was fully utilized during 2004.

19.
Fair value of financial instruments (continued)
Estimation of fair values
Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents
The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.
Long term debt
The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.
Gold price contracts
The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.
20.
Post retirement employees benefits
Retirement benefits for employees of the Company are provided by the Mali state social security system to which the
Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the
Company for the years ended December 31, 2004 and December 31, 2003 amounted to $2.7 million and $0.8 million, respectively.
21.
Commitments - Capital expenditure
2004
$’000
2003
$’000
Contracts for capital expenditure 96 778
Authorized but not contracted for 2 545 3 690
2 641 4 468
22.      Related
party
transactions
Included in accounts payable and accounts receivable as at December 31, 2004 are amounts of $1.6 million (2003:
$0.8 million) and $0.4 million (2003: $0.09 million) as detailed in notes 11 and 13 above, respectively.
In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears.
The management fees for the year ended December 31, 2004 amounted to $2.0 million (2003: $2.7 million).
23.
Reconciliation to US GAAP
The Company’s financial statements included in this registration statement have been prepared in accordance with
IFRS which differs in certain respects from U.S. GAAP. The effect of applying US GAAP principles to net profit and shareholders’ equity is set out below, together with an explanation of applicable differences between IFRS and US
GAAP.
Reconciliation of net profit
Year
ended
December, 31
2004
$’000
Year ended
December, 31
2003
$’000
Year ended
December, 31
2002
$’000
Reconciliation of Net Profit
Net profit under IFRS
63 562 161 325 226 496
U.S. GAAP adjustments
Provision for environmental rehabilitation - - (191)
Change in accounting principle, net of tax - 535 -
Net profit under U.S. GAAP 63 562 161 860 226 305
Other comprehensive income
Change in fair value of cash flow hedges 18 508 2 225 (16 371)
Comprehensive income under U.S. GAAP 82 070 164 085 209 934

23.
Reconciliation to US GAAP (continued)
Reconciliation of Shareholders’ Equity
Year
ended
December, 31
2004
$’000
Year ended
December, 31
2003
$’000
Total shareholders’ equity under IFRS 213 663 138 593
U.S. GAAP adjustments
Provision for environmental rehabilitation - -
Total shareholders’ equity under U.S. GAAP 213 663 138 593
Provision for environmental rehabilitation and change in accounting policy
Under IFRS, full provision for environmental rehabilitation is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Previously under US GAAP, expenditure estimated to be incurred on long-
term environmental obligations was provided over the remaining lives of the mines through charges in the statement of operations. On January 1, 2003 the Company adopted FAS 143 “Accounting for Obligations Associated with the
Retirement of Long-Lived Assets’’ which eliminated this difference.
Recent accounting pronouncements
IFRS
IFRS 2 – Shared based payments
IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.
Effective for the financial year commencing January 1, 2005
IFRS 3 – Business Combinations
All business combinations within the scope of IFRS 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. Costs expected to be incurred to restructure an acquired entity’s (or the acquirer’s)
activities must be treated as post-combination costs, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their faire value can be measure reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at faire value. Amortisation of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment.
Effective for the financial year commencing January 1, 2005
IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations
IFRS 5 requires assets that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet. It also requires operations that form a major line of business or area of geographical operations to be classified as discontinued when the assets in the operations are classified as held for sale. These requirements relating to assets held for sale and the timing of the classification of discontinued operations are substantially the same as the equivalent requirements in U.S. GAAP. The type of operation that can be classified as discontinued is narrower than under U.S. GAAP.
Effective for the financial year commencing January 1, 2005
Other developments – IASB
14 IAS standards were improved (1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 33, 36, 40) and IAS 15 withdrawn. The changes have removed accounting choices and are expected to result in better reporting. New guidelines and significantly enhanced disclosures have been introduced. Limited revisions were also made to IAS 32 and 39.
The improvements and amendments are effective for periods beginning on or after January 1, 2005. Earlier adoption is encouraged.

All changes to each individual standard must be implemented at a point – selective application is prohibited.
IFRIC Interpretations
IFRIC Interpretation 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities
This Interpretation addresses how the effect of the following events that change the measurement of an existing decommissioning, restoration or similar liability should be accounted for:
(a) change in the estimated outflow of resources embodying economic benefits (eg cash flows) required to settle the obligation;
(b) a change in the current market-based discount rate as defined in paragraph 47 of IAS 37 (this includes changes in the time value of money and the risks specific to the liability); and
(c) an increase that reflects the passage of time (also referred to as the unwinding of the discount).
Effective for financial periods beginning on or after January 1, 2005.
U.S. GAAP
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Cots – an
amendment of ARB NO. 43, Chapter 4,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as current period costs. It also requires that allocations of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Statement applies to inventory costs incurred in the first fiscal year beginning after June 15, 2005. The Company is currently determining the impact on its financial position and results from operations.
During 2004, a committee of the EITF began discussing the accounting treatment for stripping costs incurred during the production phase of a mine. In March 2005, the EITF reached a consensus (ratified by the FASB) that stripping costs incurred during the production phase of a mien are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company is currently evaluating the impact of the EITF consensus on its financial position and results of operations.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Financial statements
as of and for the years ended
31 December 2003 and 2004

Société d’Exploitation des Mines d’Or de Sadiola S.A
Financial statements
As of and for the years ended 31 December 2003 and 2004
Contents
Report of independent registered public accounting firm
Income statements
Balance sheets
Statements of changes in stockholders’ equity
Cash flow statements
Notes to the financial statements

Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of Société d’Exploitation des Mines d’Or de Sadiola S.A.
We have audited the accompanying balance sheets of Société d’Exploitation des Mines d’Or de Sadiola S.A. as of
December 31, 2004 and 2003, and the related statements of income, cash flows, and changes in stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United
States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of
Société d’Exploitation des Mines d’Or de Sadiola S.A. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences, as of and for the year ended
December 31, 2004, is presented in note 18 to the financial statements.
KPMG Inc.
Registered Accountants and Auditors
Johannesburg, South Africa
March 29, 2005

Société d’Exploitation des Mines d’Or de Sadiola S.A
Financial statements
As of and for the years ended 31 December 2003 and 2004
Income statements
For the years ended 31 December 2003 and 2004
Notes
2004
2003
US$
Revenue 1 187,577,578          166,574,925
Cost of sales (143,463,414) (126,022,049)
Gross profit
44,114,164            40,552,876
Other operating expenses (1,723,561) (2,355,077)
Operating profit
2 42,390,603            38,197,799
Interest income 363,185 348,543
Net foreign exchange gain 636,876              3,298,374
Profit before taxation
43,390,664             41,844,716
Income tax expense 3 (11,796,375) (10,523,433)
Net profit
31,594,289            31,321,283
The accompanying notes are an integral part of the financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Balance sheets
As of 31 December 2003 and 2004
Notes
2004
2003
US$
ASSETS
Non-current assets
Mining assets 4 140,940,384              150,428,494
Inventories 5 10,813,834                13,230,329
Deferred taxation 9 -                   2,182,164
151,754,218              165,840,987
Current assets
Inventories 5 32,542,520                30,718,081
Trade and other receivables 6 47,165,352                37,922,990
Income taxation 13 802,383 -
Derivatives 17 -                   9,750,000
Cash and cash equivalents 7 12,739,760                30,512,153
93,250,015              108,903,224
Total assets
245,004,233              274,744,211
EQUITY AND LIABILITIES
Stockholders' equity 206,944,935              220,350,646
Non-current liabilities
Provisions 8 7,762,218 5,955,661
Deferred taxation 9 1,521,628 -
9,283,846 5,955,661
Current liabilities
Trade and other payables 10 17,973,452               22,090,584
Income taxation 13 -                  4,182,320
Dividends payable 11 10,802,000               11,000,000
Derivatives 17 -                11,165,000
28,775,452               48,437,904
Total liabilities
38,059,298               54,393,565
Total equity and liabilities
245,004,233             274,744,211
The accompanying notes are an integral part of the financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Statements of changes in stockholders' equity
For the years ended 31 December 2003 and 2004
Note
Ordinary stock
(note 14)
Non-
distributable
reserve
Retained
earnings
Total
stockholders'
equity
US$
Balance at 31 December 2002 20,000,000                  4,000,000      195,029,363       219,029,363
Net profit - -         31,321,283         31,321,283
Dividends declared 11 - - (30,000,000) (30,000,000)
Balance at 31 December 2003 20,000,000                   4,000,000      196,350,646       220,350,646
Net profit - -         31,594,289         31,594,289
Dividends declared 11 - - (45,000,000) (45,000,000)
Balance at 31 December 2004 20,000,000                    4,000,000      182,944,935       206,944,935
The non-distributable reserve is a legal reserve created in 1997 and is a requirement of the commercial law of Mali. This law prescribes the transfer of 10% of profits, restricted to a maximum of 20% of ordinary share capital, to a non-distributable reserve.
The accompanying notes are an integral part of the financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Cash flow statements
As of and for the years ended 31 December 2003 and 2004
Notes
2004
2003
US$
Cash flows from operating activities
Cash generated from operations 12 59,416,443 80,679,433
Movement in non-current inventories (3,201,209) (13,230,329)
Interest received 363,185 348,543
Income tax paid 13 (13,077,286) (2,390,145)
Net cash inflow from operating activities 43,501,133 65,407,502
Cash flows from investing activities
Capital expenditure 4 (16,075,526) (10,426,075)
Cash flows from financing activities
Dividends paid 11 (45,198,000) (41,000,000)
Net (decrease)/increase in cash and cash equivalents (17,772,393) 13,981,427
Cash and cash equivalents at beginning of year 30,512,153 16,530,726
Cash and cash equivalents at end of year 7 12,739,760 30,512,153
The accompanying notes are an integral part of the financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
BUSINESS ACTIVITIES
Société d’Exploitation des Mines d’Or de Sadiola S.A. (Semos) is a company registered in Mali. The company operates a mine for the commercial exploitation of gold in the Kayes region of Western Mali. Commercial production commenced on 4 March 1997.
At year end the company employed 592 people of which 525 are Malians. Furthermore, there are 581 contractors of which 544 are Malians.
PURPOSE OF FINANCIAL STATEMENTS
The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). These
financial statements are separate from the company’s statutory financial statements and are referred to as financial statements. The statutory financial statements of the company are prepared in accordance with SYSCOA standards which are applicable in Mali.
ACCOUNTING POLICIES
Basis of preparation and statement of compliance
The financial statements are measured and presented in US dollars. The company’s accounting policies, as set out below, are consistent in all material respects with those applied in the previous year. The financial statements comply with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board
(IASB).
Functional currency
The functional currency of United States Dollars (US$) is used as opposed to the currency of the country in which the enterprise is domiciled, namely Franc de la Communauté Financière d’Afrique (F CFA). The decision has been taken on the basis of US$ being the functional currency in which the enterprise operates as its revenue and majority of costs are US$-based.
Mining assets
Mining assets are recorded at cost less accumulated amortisation and impairments. Cost includes mine development costs incurred during the development of the mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such expenditure was financed by borrowings. If there is an indication that the recoverable amount of any of the mining assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Mine development costs
Capitalised mine development costs include expenditure incurred to develop the Sadiola ore body, to define further mineralisation in the existing ore body, to expand the capacity of the mine and to maintain production.
Mine development costs are amortised using the units-of-production method based on estimated proved and probable mineral reserves. Amortisation was first charged from the date of commercial production.
Proved and probable mineral reserves reflect estimated economically recoverable quantities which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.
Mine infrastructure
Plant, equipment and buildings are amortised using the units-of-production method based on estimated proved and probable mineral reserves, unless the estimated useful life of the asset is shorter than the life of mine in which instance the estimated useful life is used.
Exploration expenditure
Exploration costs capitalised include acquired proved and probable mineral reserves at cost at acquisition date, as well as exploration costs capitalised on the basis indicated below.
Research and exploration expenditure is expensed when it is incurred until it can be determined that the mineral property can be economically developed, at which stage all further exploration expenditure incurred to develop such property is capitalised.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
• gold bullion and gold-in-process is valued on an average total production cost method;
• ore stockpiles are valued on a weighted average of cost method; and
• consumable stores are valued at average cost.
In the case of gold on hand, cost includes an appropriate share of overheads based on normal operating capacity. The cost of consumable stores includes expenditure incurred in bringing them to their existing location and condition.
Ore stockpiles not realisable within the next production cycle are classified as non-current inventories.
Provisions
Provisions are recognised when the company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Environmental expenditure
Long-term environmental obligations comprising decommissioning and restoration are based on the company’s environmental management plans, in compliance with the current environmental and regulatory requirements.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced.
Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated future cash flows based on current prices. When this provision gives access to future economic benefits, an asset is recognised and included within mining infrastructure. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the commencement of production.
Increases in the provision are charged to the income statement as a cost of production.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated future cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
The present value of restoration costs are accrued and expensed over the operating life of mine. Expenditure on ongoing restoration costs is expensed when incurred.
Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. There should also be persuasive evidence that:
• an arrangement exists;
• delivery has occurred and title has transferred;
• the seller’s price to the buyer is fixed or determinable; and
• collectability is reasonably assured.
Interest income
Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the company.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
Taxation
Deferred taxation is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and if required, reduced to the extent it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantially enacted at the balance sheet date.
Current and deferred tax is recognised in the income statement.
Current taxation is measured on taxable income at the applicable statutory rate enacted or substantially enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.
Financial instruments
Financial instruments recognised on the balance sheet include trade and other receivables, cash and cash equivalents, derivatives and trade and other payables.
A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the company loses the contractual rights or extinguishes the obligation associated with such an instrument.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.
On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid for is included in income.
Financial instruments are initially measured at cost, including transaction costs, when the company becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.
Derivatives
The company enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of the future planned gold production.
Derivatives do not qualify for hedge accounting and are accounted for as trading instruments.
Accordingly all derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings in the period to which it relates.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.
Trade and other receivables
Trade and other receivables originated by the company are subsequently measured at amortised cost less any accumulated impairment losses.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits.
Impairment of financial assets carried at amortised cost
At each balance sheet date an assessment is made of whether there is any objective evidence of impairment of financial assets. If such evidence exists, the estimated recoverable amount of that asset is determined and any impairment loss is recognised in income for the difference between the recoverable amount and the carrying amount.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
Financial liabilities
Financial liabilities, other than derivatives, are measured at amortised cost. Derivatives are measured at fair value.
Foreign currency
Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction.
Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to US dollar at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.
Employee benefits
Short term employee benefits
The cost of all short term employee benefits is recognised during the period in which the employee renders the related service.
The provisions for employee entitlements to wages, salaries, annual and sick leave represent the amount which the company has a present obligation to pay as a result of employees’ services provided to the balance sheet date. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.
Long term employee benefits
A long term provision for the retrenchment costs of employees at the end of the life of mine represents the present value of the estimated future cash outflows resulting from employees’ services provided to the balance sheet date.
In determining this liability for employee benefits, consideration has been given to future increases in wage and salary rates, and the company’s expected staff turnover.
Liabilities for employee benefits which are not expected to be settled within 12 months are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
The company and all employees contribute to towards the Malian State social security fund. Accordingly, on retirement, the Malian employees are entitled to a retirement benefit from the Malian State. Expatriate employees are reimbursed only their contributions made to the social security fund.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
2004
2003
US$
SPECIFIC
NOTES
1 Revenue
Product sales 187,577,578 166,574,925
2 Operating
profit
Operating profit is arrived at after taking account of:
Ad Valorem and CPS tax 11,172,594 9,950,342
Amortisation of mining assets (note 4) 25,563,636 27,808,561
Auditors' remuneration
Statutory audit fees
119,948 116,215
External audit - audit fees 67,207 62,130
External audit - disbursements 3,800 1,369
Contributions to Malian State social security fund 2,778,639 2,422,890
Exploration expenditure 226,277 1,779,853
Realised fair value loss on derivatives 1,102,500 465,000
Reversal of unrealised fair value (gain)/loss on derivatives (1,415,000) 713,158
Legal fees 38,652 34,000
Ore stockpile valuation adjustment 5,617,704 -
Provision for obsolete and slow-moving consumable stores 1,038,105 1,292,080
Remuneration other than to employees
– management fees 1,864,751 1,661,100
– mining contractor's fees 28,080,456 29,362,077
Salaries, wages and benefits 16,612,686 13,530,339
Unwinding of non-current provisions 167,817 142,596
3 Income
tax
expense
Current tax expense (note 13) 8,092,583 11,353,204
Deferred tax expense/(income) (note 9) 3,703,792 (829,771)
11,796,375 10,523,433
A reconciliation of the statutory tax rate to that charged in the income statement is set out in the following table:
% %
Statutory tax rate in Mali 35.0 35.0
Disallowable expenses - 0.1
Non-taxable income (0.5)                        (2.8)
Translation gain on current and deferred tax (8.8) (7.2)
Prior year tax expense 1.5 -
Effective tax rate 27.2 25.1

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
Exploration
costs
capitalised
Mine
development
costs
Exploration
costs
acquired
Work in
progress
Decom-
missioning
asset
Mine
infra-
structure
Total
US$
US$
US$
US$
US$
US$
US$
4   Mining
assets
Cost
Balance at beginning of
year
31,828,455 131,758,228 4,542,812 686,350     1,149,545     198,129,091   368,094,481
Additions - 12,060,485 - 931,902 - 3,083,139 16,075,526
Disposals - - - - -       (2,854,536) (2,854,536)
Balance at end of year 31,828,455 143,818,713 4,542,812 1,618,252 1,149,545     198,357,694  381,315,471
Accumulated
amortisation
Balance at beginning of
year
20,718,785 74,743,002 - -           606,353    121,597,847  217,665,987
Amortisation for the year 1,639,894 11,695,593 - - 90,532 12,137,617 25,563,636
Disposals - - - - -        (2,854,536) (2,854,536)
Balance at end of year 22,358,679 86,438,595 - - 696,885   130,880,928   240,375,087
Net book value at 31
December 2004
9,469,776 57,380,118 4,542,812 1,618,252
452,660 67,476,766 140,940,384
Net book value at 31
December 2003
11,109,670 57,015,226 4,542,812 686,350
543,192 76,531,244 150,428,494
2004
2003
US$
5
Inventories
Non-current portion of inventories
Ore stockpiles
10,813,834
13,230,329
Current portion of inventories
Ore stockpiles
16,041,803
13,475,934
Gold bullion and gold-in-process
2,845,639
2,364,476
Consumable stores at cost
13,655,078
14,877,671
Consumable stores
15,985,263
16,169,751
Less: provision for obsolete and slow-moving items
(2,330,185)
(1,292,080)
32,542,520
30,718,081
Total inventories
43,356,354
43,948,410
6
Trade and other receivables
Related party receivables
– AngloGold Services Mali S.A.
149,858
169,829
– Société des Mines d’Or de Morila S.A.
315,275
-
– Société d'Exploitation des Mines d’Or de Yatela S.A.
325,196
430,113
– AngloGold Services Limited
33,417
25,205
– Other
369,514
157,842
1,193,260
782,989
Trade receivable
4,868,464
6,279,981
Value added tax (VAT) refundable by Malian State
18,378,734
9,381,415
Advance on tax dispute (note 6.1)
5,184,786
-
Stamp duties refundable by Malian State (6.2)
4,479,717
4,158,989
Refundable tax on fuel
9,761,660
15,605,715
Prepaid expenses
279,666
-
Other
3,019,065
1,713,901
47,165,352
37,922,990

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
6.1             Tax
dispute
During November 2003, the Malian State performed a tax audit at the company for fiscal years 2000 to 2002. The results of the audit indicated that the company owed the Malian State F CFA 7.9 billion (US$16.4 million as of
31 December 2004) of various taxes and penalties, which was communicated by way of a formal letter of assessment to the company. According to Malian State officials the main reasons for the additional taxes are:
• withholding taxes payable;
• fringe benefits on certain facilities provided to expatriate employees that should have been taxed differently;
• the application of the incorrect depreciation rates to certain mining assets; and
• different interpretations of the law with respect to VAT payable on interest paid.
Apart from a possible tax exposure of US$470,000, management do not concur with the reasons for the additional tax payable, as they believe that their own interpretation of the tax laws and regulations is more appropriate. The Malian State had performed tax audits at the company in the past and had not reported on these issues previously.
Towards the end of the 2003 financial year the Malian State proposed that the company and the Malian State settle their differences in opinion on the tax audit findings by way of the company paying F CFA2.5 billion
(US$5.2 million as of 31 December 2004) to the Malian State. In January 2004, the Malian State threatened to close down the operations of the company if the taxes were not paid and, as a result the Malian State requested that an advance of F CFA2.5 billion (US$5.2 million as of 31 December 2004) be made to them in order for the company to continue operations. The agreement with the Malian State was that this advance was not an acknowledgement of any taxes payable and that the advance would allow the company and the Malian State time to resolve their differences in tax interpretations, or to allow the company the right to arbitration. No cash payment was made as a transfer was made from the current account held with the Malian State. Numerous attempts to resolve the dispute between the Malian State and the company between January and June 2004 failed. The
US$5.2 million is included in trade and other receivables.
In the second part of 2004, a new Minister of Finance (MOF) was appointed, with whom a meeting was held to try and resolve the dispute. Minutes of the meeting, signed by both parties, indicate that the MOF is essentially in agreement with the view of the company. Although the MOF in essence agreed with the company's view of the tax matter, a follow up meeting with the tax authorities and the company on 8 to 10 December 2004 did not resolve the dispute.
The minutes of the second meeting, however, did indicate that the tax authorities have reduced their assessment to F CFA2.1 billion (US$4.4 million) in principal, or F CFA3.7 billion (US$7.7 million as of 31 December 2004)
after penalties compared to their original assessment of F CFA 7.9 billion (US$14.2 million as of
31 December 2004).
Subsequent to the year end, discussions with the tax authorities and the MOF have been ongoing. Management is confident that this matter will be resolved in the company's favour in the next few months. Management's best estimate of the company's exposure with respect to the taxes dispute, is US$470 000. Accordingly, a provision for this amount was raised at 31 December 2004 and is included in trade and other payables. Should the matter not be resolved, management do have the right to enter into arbitration.
6.2
Stamp duties refundable by the Malian State
During 2002, a dispute arose between the company and the Malian State with regards to the payment of stamp duties on gold exports due to different interpretations of the Convention Agreement and the Mining Code. In
order to ensure the continuation of gold exports, the company started to pay stamp duties raising an amount receivable from the Malian State.
The company entered into arbitration to resolve the dispute. The Tribunal decision was announced in February
2003, indicating that the company would no longer be obliged to pay stamp duties and that stamp duties to the value of F CFA2.2 billion would be reimbursed to the company.
During the 2003 and 2004 financial years, management has communicated with the Minister of Finance (MOF),
Minister of Domains (MOD) and the Minister of Mines (MOM) several times in an effort to recover the outstanding stamp duties. However, at the end of December 2004, the amount of US$4.5 million (2003: US$4.2 million) was still outstanding and is reflected in trade and other receivables. The difference is as a result of exchange gains on translation.
The MOD represented the Malian State during the arbitration proceedings. In order for the MOF to be able to settle with the company the outstanding stamp duties, the MOD is required to officially write a letter to the MOF advising him that the Malian State lost the arbitration case. This letter has now been written and the MOF has confirmed to management of the company that he is in receipt of the letter and will settle the long outstanding stamp duty before 30 June 2005.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
2004
2003
US$
7
Cash and cash equivalents
HypoVereinsbank balances
- Short term fixed deposits -                           15,000,000
- Current account 6,949,451                            3,978,137
Malian bank balances 3,123,730                               242,792
London and South African bank balances 2,622,570                          11,258,655
Petty cash 44,009                                 32,569
12,739,760                          30,512,153
8
Provisions
8.1
Environmental rehabilitation obligations
Provision for decommissioning
Balance at beginning of year
1,382,627                           1,303,249
Change in estimates -                                  26,200
Unwinding of decommissioning obligation 55,305                                 53,178
Balance at end of year 1,437,932                            1,382,627
Provision for restoration
Balance at beginning of year
3,155,393                            2,102,064
Unwinding of restoration obligation 77,633 61,698
Charge to income statement 1,130,731                               991,631
Balance at end of year 4,363,757                            3,155,393
8.2             Employee
retrenchment
obligation
Balance at beginning of year 1,417,641                               944,406
Unwinding of employee retrenchment obligation 34,879                                 27,720
Charge to income statement 508,009                               445,515
Balance at end of year 1,960,529                            1,417,641
Total
provisions
7,762,218                            5,955,661
Assumptions applicable to all provisions
Estimated gross future environmental rehabilitation costs
US$8.6 million US$8.7 million
Estimated gross future employee retrenchment costs US$3.4 million US$2.6 million
Discount rate 4%                                       4%
Inflation rate 2%                                       2%
Average discount period from the beginning of the life of mine 13 years 13 years
The average discount period is based on the current estimate of the life of mine, which is subject to revision in the
2005 financial year. The estimated gross future costs are based on management's best estimates at 31
December 2004, and are also subject to revision in the 2005 financial year.
8.3
Malian State social security fund
The company and all employees contribute to towards the Malian State social security fund. Accordingly, on retirement, the Malian employees are entitled to a retirement benefit from the Malian State. Expatriate employees are reimbursed only their contributions made to the social security fund. The company's contributions to the
Malian State social security fund are disclosed in note 2.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
2004                               2003
US$
9
Deferred taxation
The deferred taxation (liability)/asset relating to temporary differences is made up as follows:
- Mining assets
(5,247,138) (1,018,172)
- Non-current provisions 2,716,776                  2,084,481
- Derivatives -                     495,250
- Inventory 815,565                    452,228
- Other 193,169                    168,377
(1,521,628)                2,182,164
The movement on the deferred tax (liability)/asset is as follows:
Balance at beginning of year 2,182,164                  1,352,393
Deferred tax expense/(income) (note 3) (3,703,792)                    829,771
Balance at end of year (1,521,628)                2,182,164
10
Trade and other payables
Related party payables
– AngloGold Services Limited 179,842                     155,891
– AngloGold Services Mali S.A. 535,767                  1,384,276
– Société d’Exploitation des Mines d’Or de Yatela S.A. 94,525                      348,469
– Société des Mines d’Or de Morila S.A. 85,783                        66,671
– Other 39,924                      131,784
935,841                   2,087,091
Accruals 11,569,571                 11,983,831
Trade and other payables
5,468,040
5, 8,019,662
17,973,452
22,090,584
11
Dividends paid
Amount outstanding at beginning of year 11,000,000                22,000,000
Dividends declared during the year 45,000,000                30,000,000
Less: amount outstanding at end of year (10,802,000) (11,000,000)
Dividends paid 45,198,000                41,000,000

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
2004                             2003
US$
12
Cash generated from operations
Profit before taxation 43,390,664                      41,844,716
Adjusted for:
Non-cash movements
- provision for obsolete and slow-moving consumable stores 1,038,105                        1,292,080
- net foreign exchange gains (636,876) (3,298,374)
- ore stockpile valuation adjustment 5,617,704 -
- unwinding of non-current provisions 167,817                           142,596
- environmental decommissioning and restoration charge to the income statement
1,130,731                        1,017,831
- employee retrenchment obligation charged to the income statement 508,009                           445,515
Reversal of unrealised fair value (gain)/loss on derivatives (1,415,000)                          713,158
Amortisation of mining assets 25,563,636                      27,808,561
Interest income (363,185) (348,543)
Movements in working capital (15,585,162)                     11,061,893
59,416,443                      80,679,433
Movements in working capital
(Increase)/decrease in inventories
(2,862,544)                       1,113,764
Increase in trade and other receivables (9,242,362) (5,914,831)
(Decrease)/increase in trade and other payables (3,480,256)                     15,862,960
(15,585,162)                     11,061,893
13
Income tax paid
Amount payable/(receivable) at beginning of year 4,182,320 (4,780,739)
Current tax expense (note 3) 8,092,583                    11,353,204
Amount receivable/(payable) at end of year 802,383 (4,182,320)
Income tax paid 13,077,286                      2,390,145
14
Ordinary stock
Authorised and issued: ordinary par value
stock with a nominal value of
F CFA 109 000 (US$200) each.
Held by: Number of stock
AngloGold Holdings Plc (part of the AngloGold
Ashanti Limited group)
38,000 7,600,000 7,600,000
AGEM Limited (part of the IAMGOLD
Corporation group)
38,000 7,600,000 7,600,000
Government of Mali
18,000 3,600,000 3,600,000
International Finance Corporation
6,000 1,200,000 1,200,000
100,000 20,000,000 20,000,000

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
2004
2003
US$
15
Capital commitments
Contracted for 20,850,280 1,120,386
Not contracted for 667,225 3,361,711
Authorised by the directors 21,517,505 4,482,097
The proposed capital expenditure for mine infrastructure will be financed from cash resources generated by operations of the company.
16
Related parties
16.1
Identity of related parties
The stockholders of the company are disclosed in note 14. Entities within the AngloGold Ashanti group and with which the company has transacted, are listed in note 16.2. The directors of the company are listed below:
DL Hodgson (Chairman)
C Barjot
JF Conway
Mme HN Cisse
M Diallo
GA Edey
MH Sabbagha
S Cassim (resigned 5 May 2004)
AW Mbugua (appointed 5 May 2004)
A Raczynski (resigned 11 May 2004)
T Tanoh (appointed 11 May 2004)
HB Sidibé (resigned 12 August 2004)
LA Dembele (appointed 12 August 2004)
PJ Louw (resigned 3 November 2004)
MD Keita (appointed 3 November 2004)
JG Best (resigned 3 November 2004)
S Venkatakrishnan (appointed 3 November 2004)
16.2
Material related party transactions
Material related party transactions are as
follows:
Transactions
with related
parties
Net amounts due
by/(owed to)
related parties
(notes 6 & 10)
Transactions
with related
parties
Net amounts
due by/(owed to)
related parties
(notes 6 & 10)
2004                                                2003
US$
–
AngloGold
Services
Mali
S.A.
(3,229,746)                (385,909)
(3,369,078)
(1,214,447)
– Société des Mines d’Or de Morila S.A. (Morila)
379,194
229,492
72,008
(80,184)
– Société d’Exploitation des Mines d’Or de
Yatela S.A. (Yatela)
3,400,908
230,671
4,010,506
81,644
– AngloGold Services Limited
(3,697,971)
(146,425)
(1,537,320)
(130,686)
AngloGold Services Mali S.A. and AngloGold Services Limited are service organisations within the AngloGold
Ashanti group and, accordingly, provide management services to the company. Included in transactions with
AngloGold Services Mali S.A. are management fees paid by the company to the value of US$1,864,751 (2003:
US$1,661,100) (refer note 2). Morila and Yatela are fellow associates to the company, also located in Mali. Semos shares certain employees with Yatela, as well as the end part of the gold production process. The company incurs only ad hoc transactions with Morila. All related party transactions occurred at arm's length.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
17
Risk management activities
In the normal course of its operations, the company is exposed to, inter alia, gold price, currency and credit risks.
The company did not acquire, hold or issue derivatives for trading purposes. The company follows the following risk management processes to manage these risks.
Gold price risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold.

Derivatives were used to manage well-defined gold price risks that arise out of the company’s gold sales activities.
Call and put options were used by the company to protect itself from downward fluctuations in the gold price.
These derivatives may established a minimum price for a portion of future production while maintaining the ability to benefit from increases in the gold price for the majority of future gold production.

As the above gold price risk is no longer considered significant, existing derivatives were wound up, and by year end all open hedging contracts matured without replacement. It is not expected that new hedging will be entered into.

Accordingly the marked-to-market value of all hedge transactions making up the hedge position was US$ nil as at
31 December 2004 (as at 31 December 2003: negative US$1.4million).
Credit risk
Credit risk arises from the risk that a counterpart may default or not meet its obligations timeously. The company minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions of good credit quality.

The company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. Although the company sells gold to only one counterpart, the company does not believe that this concentration of credit results in significant credit risk. There is however a concentration of credit risk with respect to various taxes receivable from the Malian State. These taxes and the measures taken to ensure recoverability thereof are discussed in note 6.

As at 31 December 2004, no financial assets were impaired.
Currency risk
Since the functional currency of the company is US Dollars, currency risk is incurred primarily as a result of purchases made in other currencies, such as the Euro, South African Rand and the Central African Franc (F CFA).
The company does not use derivatives to hedge foreign currency transactions.
Fair values of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company’s financial instruments as at 31 December 2004 are as follows:
2004                                       2003
US$ million
Carrying
amount
Fair value
Carrying
Amount
Fair
Value
Trade and other receivables 47.2               47.2              38.0             38.0
Cash and cash equivalents 12.7               12.7              30.5             30.5
Trade and other payables 18.0                18.0              22.1             22.1
Derivative assets (options) - -                 9.8               9.8
Derivative liabilities (options) - - (11.2) (11.2)
All derivatives outstanding at 31 December 2003 were classified as current assets and liabilities.
Included in trade and other receivables are:
- an advance made to the Malian State with respect to a tax dispute of US$5.2 million (2003: US$ nil); and
- stamp duties refundable by the Malian State of US$4.5 million (2003: US$4.2 million).
These amounts are stated at cost because the fair values could not be determined with sufficient reliability as a reliable estimate of the timing of the expected cash flows could not be made. Management do however believe that these receivables will be recoverable within the 2005 financial year.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Trade and other receivables, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Derivatives
The fair values of derivatives at 31 December 2003 were estimated based on the ruling market prices, volatilities and interest rates at that date, using the Black Scholes option pricing model.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
As of and for the years ended 31 December 2003 and 2004
18    Reconciliation between IFRS and US GAAP
The following table summarises the effect on net profit and stockholders’ equity of differences between
International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United
States of America (US GAAP) as of and for the year ended 31 December 2004:
Notes                  2004
                              US$
Income statement information
Net profit as per IFRS 31,594,289
US GAAP adjustments:
Amortisation for the 2004 year of exploration costs previously capitalised under IFRS 18.1 1,639,894
Deferred tax thereon (573,963)
Deferred tax adjustment relating to translation differences 18.2 (2,451,704)
Net profit as per US GAAP 30,208,516
Balance sheet information
Stockholders' equity as per IFRS 206,944,935
US GAAP adjustments:
Exploration costs capitalised under IFRS 18.1 (31,828,455)
Deferred tax thereon 11,139,959
Amortisation of exploration costs capitalised under IFRS 18.1 22,358,679
Deferred tax thereon (7,825,538)
Deferred tax adjustment relating to translation differences 18.2 (6,987,470)
Stockholders’ equity as per US GAAP 193,802,110
18.1    Exploration costs capitalised under IFRS and the amortisation thereof
Under IFRS, certain exploration drilling costs were capitalised based on the favourable outlook of future economical benefits associated with the areas being drilled. Under US GAAP, similar costs can be capitalised only once a bankable feasibility study has been obtained to support the probability of the future economical benefits associated with the area.
Exploration costs capitalised under IFRS are amortised on a units-of-production basis. Under US GAAP, the accumulated amortisation should be reversed.
The application of US GAAP would have resulted in an increase in net profit of US$1.1 million and a decrease in stockholders’ equity of US$6.2 million.
18.2    Deferred tax adjustment relating to translation differences
Under IFRS, all carrying amounts used in the computation of deferred tax are translated from US Dollars into the local tax paying currency at a closing rate of exchange, while under US GAAP, non-monetary carrying amounts are translated at their historical rates of exchange.
The application of US GAAP would have resulted in an decrease in net profit of US$2.5 million and a decrease in stockholders’ equity of US$7.0 million.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANGLOGOLD ASHANTI LIMITED
/s/ Jonathan Gourlay Best
Name:     Jonathan Gourlay Best
Title:
Chief Financial Officer
Date:       July 14, 2005.