Form 20-F
ANGLOGOLD ASHANTI LTD
filed 2006-03-20
CIK 1067428

As filed with the Securities and Exchange Commission on March 17, 2006
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF
1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2005
Commission file number: 1-14846
AngloGold Ashanti Limited
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
Securities registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares of 25 ZAR cents each
264,938,432
A Redeemable Preference Shares of 50 ZAR cents each 2,000,000
B Redeemable Preference Shares of 1 ZAR cent each 778,896
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section
13 or 15(d) of the Securities Exchange Act of 1934.
Yes No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days.
Yes No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See
definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):         Large Accelerated Filer
Accelerated Filer Non-Accelerated Filer
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
Yes No

Table of contents
Page
Presentation of information
1
Certain forward-looking statements
2
Glossary of selected terms
Mining terms
3
Financial terms 6
Abbreviations 7
Part I:
Item 1:
Identity of directors, senior management and advisors 8
Item 2:
Offer statistics and expected timetable 8
Item 3:          Key information
3A. Selected financial data 8
3B. Capitalization and indebtedness 12
3C. Reasons for the offer and the use of proceeds 12
3D. Risk factors 12
Item 4:
Information on the company
4A. History and development of the company
26
4B. Business overview 31
4C. Organizational structure 112
4D. Property, plants and equipment 112
Item 4A:
Unresolved staff comments 112
Item 5:
Operating and financial review and prospects
5A. Operating results 113
5B. Liquidity and capital resources 141
5C. Research and development, patents and licenses, etc 157
5D. Trend information 157
5E. Off-balance sheet arrangements 158
5F. Tabular disclosure of contractual obligations 159
Item 6:
Directors, senior management and employees
6A. Directors and senior management 160
6B. Compensation 168
6C. Board practices 172
6D. Employees 179
6E. Share ownership 182

Item 7:
Major shareholders and related party transactions
7A.    Major shareholders 186
7B. Related party transactions 188
7C. Interests of experts and counsel 188
Item 8:          Financial information
8A.   Consolidated financial statements and other financial information
Legal proceedings 189
Dividend policy 189
8B. Significant changes 189
Item 9:
The offer and listing
9A.
Offer and listing details 190
9B. Plan of distribution 190
9C.    Markets 191
9D.    Selling shareholders 191
9E.    Dilution 191
9F. Expenses of the issue 191
Item 10: Additional information
10A.   Share capital 192
10B.   Memorandum and articles of association 194
10C.   Material contracts 207
10D.   Exchange controls 207
10E.   Taxation 209
10F.   Dividends and paying agents 212
10G.   Statement by experts 212
10H.   Documents on display 212
10I.    Subsidiary information 212
Item 11:
Quantitative and qualitative disclosures about market risk
213
Item 12:
Description of securities other than equity securities 219
Part II:
Item 13:
Defaults, dividend arrearages and delinquencies 220
Item 14:
Material modifications to the rights of security holders and use of proceeds 220
Item 15:         Controls and procedures
220
Item 16A:
Audit committee financial expert
221
Item 16B:
Code of ethics
221
Item 16C:
Principal accountant fees and services
221
Item 16D:
Exemptions from the listing standards for audit committees
221
Item 16E:
Purchases of equity securities by the issuer and affiliated purchasers                                                   223
Part III:
Item 17:
Financial statements 224
Item 18:        Financial statements
F- pages
Item 19:
Exhibits

Presentation of information
AngloGold Ashanti Limited
In this annual report on Form 20-F, references to AngloGold or AngloGold Ashanti, the company and the group, are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies. AngloGold Ashanti resulted from the business combination between AngloGold Limited with Ashanti Goldfields Company Limited, effective April 26, 2004.
Throughout this Form 20-F, all reference to the “business combination” refer to this transaction.
US GAAP financial statements
The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31,
2005, 2004 and 2003 and as at December 31, 2005 and 2004 have been prepared in accordance with Generally Accepted
Accounting Principles in the United States (US GAAP).
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
In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to
US dollars or $ are to the lawful currency of the United States, references to ARS and peso are the lawful currency of
Argentina, references to AUD dollars and A$ are to the lawful currency of Australia, reference to BRL is to the lawful currency of Brazil and references to GHC or cedi are to the lawful currency of Ghana.
See “Item 3A.: Selected financial data – Exchange rate information” for historical information regarding the noon buying rate in the City of New York for cable transfers in rands as certified for customs purposes by the Federal Reserve Bank of New York.
On March 8, 2006, the noon buying rate was R6.3250 = $1.00.
Non-GAAP financial measures
In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” which have been determined using industry guidelines promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of selected terms – Financial terms – Total cash costs (total cash costs per ounce)” and – “Total production costs (total production costs per ounce)” and “Item 5A.: Operating results – Total cash costs and total production costs”.

Shares and shareholders
In this annual report, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.
Certain forward-looking statements
This annual report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs and other operating results; growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti’s exploration and production projects; AngloGold’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold
Ashanti’s current expectations concerning future results and events and generally may be identified by the use of forward-
looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”,
“planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe AngloGold
Ashanti’s objectives, plans or goals are or may be forward-looking statements.
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

Glossary of selected terms
The following explanations are not intended as technical definitions but should assist the reader in understanding terminology used in this annual report. Unless expressly stated otherwise, all explanations are applicable to both underground and surface mining operations.
Mining terms
BIF
Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.
By-products
Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.
Calc-silicate rock
A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.
Carbon-in-leach (CIL)
Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit.
The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP)
Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the
CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.
Comminution
Comminution is the crushing and grinding of ore to make gold available for treatment. (See also ‘Milling’.)
Contained gold
The total gold content (tons multiplied by grade) of the material being described.
Cut-off Grade (Surface Mines)
The minimum grade at which a unit of ore will be mined so as to achieve a required mining grade and hence a desired economic outcome.
Depletion
The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development
The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.
Diorite
An igneous rock formed by the solidification of molten material (magma).
Electro-winning
A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution
Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.

Grade
The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore
(oz/t), or grams per metric tonne (g/t).
Greenschist
A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.
Leaching
Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.
Life-of-mine (LOM)
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.
Metallurgical plant
A processing plant erected to treat ore and extract gold.
Milling
A process of reducing broken ore to a size at which concentrating can be undertaken. (See also ‘Comminution’).
Mine call factor
The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

Mineral deposit
A mineral deposit is a concentration or occurrence of material of possible economic interest in or on the Earth’s crust.
Ore Reserve
That part of a mineral deposit which could be economically and legally extracted or produced at the time of the Ore Reserve determination.
Ounce (oz) (troy)
Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Pay limit
The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost, as well as Ore Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).
Precipitate
The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.
Probable Reserve
Ore Reserves for which quantity and grade are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than for that for Proven Ore Reserve, is high enough to assume continuity between points of observation.
Productivity
An expression of labor productivity based either on the ratio of grams of gold produced to the total number of employees or area mined (in square meters) to the total number of employees in underground mining operations.

Proven Reserve
Ore Reserves for which the (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes:
grade is computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of the Ore
Reserves are well established.
Project capital
Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

Reclamation
In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.
Recovered grade
The recovered mineral content per unit of ore treated.
Reef
A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining
The final purification process of a metal or mineral.
Rehabilitation
The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws including, but not limited to the South African Department of Minerals and Energy, the US
Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Seismic event
A sudden inelastic deformation within a given volume of rock that radiates detectable seismic waves (energy).
Shaft
A vertical or sub-vertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Skarn
A rock of complex mineralogical composition, formed by contact metamorphism and metasomatism of carbonate rocks.
Smelting
A pyro-metallurgical operation in which gold is further separated from impurities.
Stay-in-business capital
Capital expenditure to maintain existing production assets. This includes replacement of vehicles, plant and machinery, ore reserve development and capital expenditure related to safety, health and the environment.
Stope
Underground excavation where the orebody is extracted.
Stoping
The process of excavating ore underground
Stripping ratio
The ratio of waste tons to ore tons mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Syngenetic
Formed contemporaneously with the deposition of the sediment.
Tailings
Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings dam (slimes dam)
Dam facilities designed to store discarded tailings.
Tonne
Used in metric statistics. Equal to 1,000 kilograms.
Ton
Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.
Tonnage
Quantity of material measured in tons or tonnes.
Waste
Material that contains insufficient mineralization for consideration for future treatment and, as such, is discarded.

Yield
The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.
Zinc precipitation
Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.
Financial terms
Average number of employees
The monthly average attributable number of employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary.
Capital expenditure
Total capital expenditure on tangible assets which includes Ore Reserve development, stay-in-business and project capital.
Discontinued operations
An operation that, pursuant to single plan, has been disposed of or abandoned or is classified as held-for-sale.
Effective tax rate
Current and deferred taxation as a percentage of profit before taxation.
Monetary asset
An asset which will be settled in a fixed or easily determinable amount of money.
Region
Defines the operational management divisions within AngloGold Ashanti and these are South Africa, Argentina, Australia,
Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, United States of America and Zimbabwe.

Related party
Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.
Significant influence
The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.

Total cash costs
Total cash costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Depreciation, depletion and amortization, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total production costs
Total cash costs plus depreciation, depletion and amortization, employee severance costs, rehabilitation and other non-cash costs. Corporate administration, capital and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.
Weighted average number of ordinary shares in issue
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group.

Abbreviations
$
United States dollars
A$                     Australian dollars
ADS
American Depositary Share
ADR                  American Depositary
Receipt
ARS                  Argentinean peso
ASX
Australian Stock Exchange
BRL                   Brazilian
real
bn                      Billion
capex               Capital expenditure
CDI
Chess Depositary Interests
CHF                   Swiss francs
CLR
Carbon Leader Reef
FCFA
Communauté Financiére Africaine Francs
FIFR
Fatal injury frequency rate per million hours worked
g Grams
g/t
Grams per tonne
g/TEC
Grams per total employee costed
GHC                  Ghanaian cedi
GhDS
Ghanaian Depositary Share
GhSE
Ghana Stock Exchange
JORC
Australasian Code for Reporting of Mineral Resources and Ore Reserves
JIBAR
Johannesburg interbank agreed rate
JSE                    JSE Limited
King Code
South African King Code on Corporate Governance, 2002
kg                     Kilograms
LSE
London Stock Exchange
LIBOR
London interbank offer rate
LOM                  Life-of-mine
LTIFR
Lost-time injury frequency rate per million hours worked
(1)
m²/TEC
Square meters per total employee costed
M or m
Meter or million, depending on the context
Moz                   Million ounces
Mt
Million tonnes or tons
Mtpa
Million tonnes/tons per annum
N$                     Namibian dollars
NOSA
National Occupational Safety Association
NYSE
New York Stock Exchange
oz                     Ounces (troy)
oz/t
Ounces per ton
R or ZAR
South African rands
RIFR
Reportable injury frequency rate per million hours worked
SAMREC
South African Code for the Reporting of Mineral Resources and Mineral Reserves
SEC
United States Securities and Exchange Commission
SRP
South African Securities Regulation Panel
SOX
Sarbanes-Oxley Act of 2002
t
Tons (short) or tonnes (metric)
tpm
Tonnes/tons per month
tpa
Tonnes/tons per annum
tpd
Tonnes/tons per day
VCR
Ventersdorp Contact Reef
VCT
Voluntary counseling and testing
(1)
Note that AngloGold Ashanti utilizes the strictest definition in reporting Lost-Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.
Rounding of figures in this report may result in computational discrepancies.

PART I
Item 1: Identity of directors, senior management and advisors
Not applicable.
Item 2: Offer statistics and expected timetable
Not applicable.
Item 3: Key information
3A.
Selected financial data
The selected financial information set forth below for the years ended December 31, 2003, 2004 and 2005 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report.
The selected financial information for the years ended December 31, 2001 and 2002 and as at December 31, 2001 and 2002,
has been derived from the US GAAP financial statements not included in this annual report.

Year ended December 31,
2001
(1)(4)
2002
(2)(3)(4)
2003
(7)
2004
(8)(9)
2005
$                       $
$
$
$
(in millions, except share and per share amounts)
Consolidated statement of income
Sales and other income 1,840 1,493 1,670 2,151 2,485
Product sales
(10)
1,816 1,458 1,641 2,096 2,453
Interest, dividends and other 24 35 29 55 32
Costs and expenses 1,841 1,137 1,329 2,176 2,848
Operating costs
(11)
1,294 912 1,135 1,509 1,833
Royalties 5 9 11 27 39
Depreciation, depletion and amortization 304 257 247 445 593
Impairment of assets 173 - 75 3 141
Goodwill amortized 11 - - - -
Interest expense 44 22 28 67 80
Accretion expense - - 2 8 5
Loss on sale of mining assets 4 - - - -
Loss/(profit) on sale of assets - 11 (55) (14) (3)
Mining contractor termination costs - - - - 9
Non-hedge derivative loss/(gain) 6 (74) (114) 131 151
(Loss)/income from continuing operations before income tax
equity income, minority interests and cumulative effect of
accounting change
(1) 356 341 (25) (363)
Taxation (expense)/benefit (171) (64) (143) 132 121
Minority interest (8) (16) (17) (22) (23)
Equity income in affiliates 17 80 71 23 39
(Loss)/income from continuing operations before cumulative
effect of accounting change
(163) 356 252 108 (226)
Discontinued operations
(12)
- - (2) (11) (44)
(Loss)/income before cumulative effect of accounting change (163) 356 250 97 (270)
Cumulative effect of accounting change (10) - (3) - (22)
Net (loss)/income – applicable to common stockholders (173) 356 247 97 (292)
Basic (loss)/earnings per common share (in $)
(13)(14)
From continuing operations (0.76) 1.60 1.13 0.43 (0.85)
Discontinued operations (0.01) (0.04) (0.17)
Before cumulative effect of accounting change (0.76) 1.60 1.12 0.39 (1.02)
Cumulative effect of accounting change (0.05) - (0.01) - (0.08)
Net (loss)/income – applicable to common stockholders (0.81) 1.60 1.11 0.39 (1.10)
Diluted (loss)/earnings per common share (in $)
(13)(14)
From continuing operations (0.76) 1.60 1.13 0.42 (0.85)
Discontinued operations (0.01) (0.04) (0.17)
Before cumulative effect of accounting change (0.76) 1.60 1.12 0.38 (1.02)
Cumulative effect of accounting change (0.05) - (0.01) - (0.08)
Net (loss)/income – applicable to common stockholders (0.81) 1.60 1.11 0.38 (1.10)
Dividend per common share (cents)
(14)
84 113 133 76 56

As at December 31,
2001
(1)
2002
(2)(3)(4)
2003
(5)(6)(7)
2004
(8)(9)
2005
$
$
$
$
$
(in millions, except share and per share amounts)
Consolidated balance sheet data (as at period end)
Cash and cash equivalents
156                   362                 479                  302                 204
Other current assets
350                   524                 822
1,115 1,197
Property, plants and equipment, deferred stripping, and
acquired properties, net
2,115                2,449              3,037               6,654               6,439
Goodwill and other intangibles, net
160                   166                 226                  591                 550
Materials on the leach pad (long-term)
47                     79                    7                    22
116
Other long-term assets, derivatives, deferred taxation
assets and other long-term inventory
755                   770                 772                  712                 607
Total assets
3,583                4,350               5,343               9,396              9,113
Current liabilities
1,146                  694
1,116 1,469 1,874
Provision for environmental rehabilitation
128                   133                 124                  209                 325
Deferred taxation liabilities
386                   505                 789
1,518 1,152
Other long-term liabilities, and derivatives
541                1,158              1,194                2,295              2,541
Minority interest
28                    40                   52                    59                   60
Stockholders’ equity
1,354               1,820               2,068                3,846               3,161
Total liabilities and stockholders’ equity
3,583               4,350                5,343               9,396              9,113
Capital stock (exclusive of long-term debt and
redeemable preferred stock)
9                      9                     9
10 10
Number of common shares as adjusted to reflect
changes in capital stock
215,268,116       222,622,022      223,136,342     264,462,894     264,938,432
Net assets
1,382                1,860               2,120               3,905              3,221
(1)
Excludes the results of operations and financial condition of the Deelkraal and Elandsrand mines sold with effect from February 1, 2001. See “Item 4A.:
History and development of the company”.
(2)
Excludes the results of operations and financial condition of the Free State mines sold with effect from January 1, 2002. See “Item 4A.: History and development of the company”.
(3)
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
(5)
Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003. See “Item 4A.: History and development of the company”.
(6)
Excludes the Gawler Craton Joint Venture sold with effect from June 6, 2003. See “Item 4A.: History and development of the company”.
(7)
Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003. See “Item 4A.: History and development of the company”.
(8)
Includes the results of operations and financial condition of Ashanti as of April 26, 2004. See “Item 4A.: History and development of the company”.
(9)
Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004. See “Item 4A.: History and development of the company”.
(10)   Product sales represent revenue from the sale of gold.
(11)    Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.
(12)   The selected financial information presented for the years ended December 31, 2001 and 2002 have not been reclassified to reflect Ergo as a discontinued
operation.
(13)   The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements “(loss)/earnings per common share”.
(14)   Per share information gives effect to the December 2002 two-for-one stock split and the issuance of a total of 278,196 ordinary shares under AngloGold’s odd-lot offer.

Annual dividends
The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. AngloGold Ashanti’s board of directors declared an interim dividend of 170 South African cents per ordinary share in respect of 2005 on July 27, 2005 with a record date of August 19, 2005 and a payment date of August 26, 2005 and a final dividend of 62 South African cents per ordinary share on February 9, 2006, with a record date of March 3, 2006 and a payment date of March 10, 2006. See “Item 10E.: Taxation – Taxation of dividends”.
Interim
Final
Total
Interim
Final
Total
Year ended December 31,
(South African cents per ordinary share)
(US cents per ordinary share
(1)
)
2001                                                       350 550 900 38.21 49.06 87.27
2002                                                       675 675 1,350 63.81 82.12 145.93
2003                                                       375 335 710 50.73 49.82 100.55
2004                                                       170 180 350 25.62 30.37 55.99
2005                                                       170 62 232 26.09 9.86 35.95
(1)
Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.
Future dividends will be dependent on AngloGold Ashanti’s cash flow, earnings, planned capital expenditures, financial condition and other factors. Given that AngloGold Ashanti is in its highest-ever capital expenditure phase, it will continue to manage capital expenditure in line with profitability and cash flow, and its approach to the dividend on the basis of prudent financial management. Under South African law, AngloGold Ashanti may declare and pay dividends from any capital and reserves included in total shareholders’ equity calculated in accordance with IFRS, subject to its solvency and liquidity.
Dividends are payable to shareholders registered at a record date that is after the date of declaration.
Dividends may be declared in any currency at the discretion of the AngloGold Ashanti Board or AngloGold Ashanti
shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars,
South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. For details on exchange controls applicable to holders of ordinary shares or ADSs, see “Item 10D.: Exchange controls”.
Exchange rate information
The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in New
York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On March 8, 2006, the noon buying rate between rands and US dollars was R6.3250 = $1.00.
Year ended December 31
High
Low
Year end
Average
(1)
2001 13.60                   7.50 12.00 8.76
2002 12.47                    8.59                   8.59                 10.34
2003                                                                                                            9.05 6.26 6.70 7.42
2004                                                                                                            7.31 5.62 5.65 6.39
2005                                                                                                            6.92 5.64 6.33 6.35
2006
(2)
6.33 5.99 6.33 6.19
(1)
The average of the noon buying rates on the last business day of each month during the year.
(2)
Through March 8, 2006.

Exchange rate information for the months of
High
Low
September 2005 6.45                                         6.26
October 2005 6.72                                         6.44
November 2005 6.79                                         6.46
December 2005 6.46                                         6.28
January 2006 6.23                                         5.99
February 2006 6.22                                         6.02
March 2006
(1)
6.33                                         6.14
(1)
Through March 8, 2006.
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
3C.
Reasons for the offer and use of proceeds
Not applicable.
3D.
Risk factors
The risk factors set out in this document have been organized into three categories:
•      risks related to the gold mining industry generally;
•
risks related to AngloGold Ashanti’s operations; and
• risks related to AngloGold Ashanti’s ordinary shares and ADSs.
Risks related to the gold mining industry generally
The profitability of AngloGold Ashanti’s operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.
The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold Ashanti’s control, including:
•
speculative positions taken by investors or traders in gold;
• changes in the demand for gold as an investment;
• changes in the demand for gold used in jewellery and for other industrial uses;
• changes in the supply of gold from production, disinvestment, scrap and hedging;
• financial market expectations regarding the rate of inflation;
•       the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;
•
changes in interest rates;
• actual or expected gold sales by central banks and the IMF;
•      gold sales by gold producers in forward transactions;
•      global or regional political or economic events; and
•
costs of gold production in major gold-producing nations, such as South Africa, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price.
The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in dollars, for gold per ounce on the London Bullion Market:
Year                                                                                     High
Low
Average
1996
415                                                367                                               388
1997
367                                                283                                               331
1998
314                                                273                                               287
1999
340                                                252                                               278
2000
317                                                262                                               279
2001
298                                                253                                               271
2002
347                                                278                                               310
2003
417                                                320                                               364
2004
456                                                371                                               410
2005
538                                                412                                               445
Source of data: Metals Week, Reuters and London Bullion Market Association
On March 8, 2006, the afternoon fixing price of gold on the London Bullion Market was $544.75 per ounce.
In addition to the spot price of gold, a portion of AngloGold Ashanti’s gold sales is determined at prices in accordance with the various hedging contracts that it has entered into, and will continue to enter into, with various gold hedging counterparts.
If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change its past dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.
The profitability of AngloGold Ashanti’s operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in the price of input production factors, many of which are linked to the price of oil and steel.
Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tires, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked, to a greater or lesser extent, to the price of oil. Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.
AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increase by $0.30 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.
Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects. AngloGold Ashanti has no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in its mining activities. High oil and steel prices would have an adverse effect upon the profitability of existing mining operations and the returns anticipated from new mining projects and could even render certain projects non-viable.

AngloGold Ashanti’s operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.
Due to the significant increase in the world’s demand for commodities, the global mining industry is experiencing an increase in production capacity both in terms of expansions at existing, as well as the development of new, production facilities. This increase in expansion capacity has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of, and an increase in the lead times to deliver, these items.
In particular, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables like tires for mobile mining equipment, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, the company has experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the price of certain of these and other items.
Shortages of critical spares, consumable and equipment result in production delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.
Whilst suppliers and equipment manufacturers may increase capacity to meet the increased demand and therefore alleviate both shortages of, and time to deliver, strategic spares, critical consumables and mining and processing equipment, individually the company has limited influence over manufacturers and suppliers. Consequently, shortages and increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment could have an adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.
Gold companies face many risks related to their operations (including their exploration and development activities)
that may adversely affect their cash flows and overall profitability.
Uncertainty and cost of mineral exploration and acquisitions
Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
•
establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling;
• determine appropriate metallurgical recovery processes to extract gold from the ore;
• estimate Ore Reserves;
• undertake feasibility studies and to estimate the technical and economic viability of the project; and
• construct, renovate or expand mining and processing facilities.
Once gold mineralization is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.
AngloGold Ashanti considers from time to time the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore Reserves. In addition, there is intense competition for the acquisition of attractive mining properties.
As a result of these uncertainties, the exploration programs and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of the current production with new Ore Reserves or operations. This could adversely affect its results of operations and its financial condition.

Development risks
AngloGold Ashanti’s profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.
AngloGold Ashanti’s decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions regarding:
•
future gold and other metal prices;
• anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
• anticipated recovery rates of gold and other metals from the ore;
• anticipated capital expenditure and cash operating costs; and
• the required return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel, that are consumed in mining activities. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:
•
the timing and cost, which can be considerable, of the construction of mining and processing facilities;
• the availability and cost of skilled labor, power, water and transportation facilities;
• the availability and cost of appropriate smelting and refining arrangements;
• the need to obtain necessary environmental and other governmental permits and the timing of those permits; and
• the availability of funds to finance construction and development activities.
The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, AngloGold Ashanti’s future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.
Ore Reserve estimation risks
AngloGold Ashanti undertakes annual revisions to its Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and exchange rates. These factors may result in reductions in its Ore
Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of AngloGold Ashanti’s mining asset base and, as a result, have an adverse effect upon the market price of AngloGold Ashanti’s ordinary shares and
ADSs.
Mining industry risks
Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:
•
environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
• industrial accidents;
• underground fires;
• labor disputes;
• encountering unexpected geological formations;
• unanticipated ground and water conditions;
• unanticipated increases in gold lock-up and inventory levels a the company’s heap-leach operations;
• fall-of-ground accidents in underground operations;
• failure of mining pit slopes and tailings dam walls;

• legal and regulatory restrictions and changes to such restrictions;
• seismic activity; and
• other natural phenomena, such as floods or inclement weather conditions.
Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold Ashanti uses sophisticated seismic and rock mechanics technologies. Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimizing the incidence, and impact, of seismic activity, seismic events have in the past, and may in the future, cause employee injury and death as well as substantial damage to AngloGold Ashanti’s operations, both within
South Africa and elsewhere where seismic activity may be a factor.
The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti’s operational results and its financial condition.
Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.
As a consequence of public concern about the perceived ill effects of economic globalization, business generally, and in particular large multinational corporations such as AngloGold Ashanti, face increasing public scrutiny of their activities.
These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other “stakeholders” – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimize or eliminate any damage to the interests of those stakeholders. These pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of such pressures, especially if not effectively managed, include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
Gold mining operations are subject to extensive health and safety laws and regulations.
Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees. If these laws and regulations were to change and, if as a result, material additional expenditure were required to comply with such new laws and regulations, it could adversely affect AngloGold Ashanti’s results of operations and its financial condition.
Gold mining companies are subject to extensive environmental laws and regulations.
Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers’ ability to conduct their operations. The cost of
AngloGold Ashanti’s compliance with environmental laws and regulations has been significant and is expected to continue to be significant.
Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on AngloGold Ashanti’s financial condition.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold
Ashanti’s environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, its expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect
AngloGold Ashanti’s results of operations and its financial condition.
Risks related to AngloGold Ashanti’s operations
AngloGold Ashanti faces many risks related to its operations that may affect its cash flows and overall profitability.
AngloGold Ashanti uses hedging instruments to protect against low gold prices and exchange rate movements, which may prevent it from realizing all potential gains resulting from subsequent gold price increases in the future.
AngloGold Ashanti currently uses hedging instruments to fix the selling price of a portion of its respective anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.
A significant number of AngloGold Ashanti’s hedge contracts are not fair valued on the financial statements as they fall under the normal purchase sales exemption. Should AngloGold Ashanti fail to deliver gold into those contracts in accordance with their terms, then it would need to account for the fair value of all of its hedge contracts on the financial statements, which could adversely affect AngloGold Ashanti’s reported financial condition.
Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti’s operating results and financial condition.
Gold is principally a dollar-priced commodity, and most of AngloGold Ashanti’s revenues are realized in or linked to dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms.
Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material adverse effect on AngloGold Ashanti’s results of operations.
Since June 2002, the weakening of the dollar against the South African rand, the Brazilian real, the Argentinean peso and the
Australian dollar has had a negative impact upon AngloGold Ashanti’s profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of AngloGold
Ashanti’s operations. In 2005, 2004 and 2003, AngloGold Ashanti derived approximately 67 percent, 74 percent and
91 percent, respectively, of its revenues from these countries and approximately 63 percent, 72 percent and 90 percent, respectively, of production costs in these local currencies.
In 2005, the weakening of the dollar against these local currencies accounted for nearly $4 per ounce or 24 percent of the total increase in total cash costs from 2004. In 2004, the weakening of the dollar against these local currencies accounted for nearly
$28 per ounce or 52 percent of the total increase in total cash costs from 2003. These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African rand, Brazilian real, Argentinean peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.

To a lesser extent, and mainly as a result of AngloGold Ashanti’s hedging instruments, a small proportion of its revenues are denominated in South African rands and Australian dollars, which may partially offset the effect of the dollar’s strength or weakness on AngloGold Ashanti’s profitability.
In addition, due to its global operations and local foreign exchange regulations, some of AngloGold Ashanti’s funds are held in local currencies, such as the South African rand and Australian dollar.
The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may adversely affect AngloGold Ashanti’s financial condition.
AngloGold Ashanti’s level of indebtedness may adversely affect its business.
As of December 31, 2005, AngloGold Ashanti had gross borrowings of around $1,9 billion. This level of indebtedness could have adverse effects on AngloGold Ashanti’s flexibility to do business. Under the terms of AngloGold Ashanti’s borrowing facilities from its banks it is obliged to meet certain financial and other covenants. AngloGold Ashanti expects to meet these covenants and to be able to pay principal and interest on its debt by utilizing the cash flows from operations and, therefore, its ability to do so will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control. AngloGold Ashanti may be required to utilize a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. AngloGold Ashanti’s level of indebtedness may make it vulnerable to economic cycle downturns, which are beyond its control, because during such downturns, it cannot be certain that its future cash flows will be sufficient to allow it to pay principal and interest on its debt and also to meet its other obligations. Should the cash flow from operations be insufficient, it could breach its financial and other covenants and may be required to refinance all or part of its existing debt, utilize existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.
Inflation may have a material adverse effect on AngloGold Ashanti’s results of operations.
Most of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods. Because it is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which
AngloGold Ashanti operates may result in an increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon AngloGold Ashanti’s results of operations and its financial condition.
While none of AngloGold Ashanti’s specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.
AngloGold Ashanti’s new order mining rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.
AngloGold Ashanti’s rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.
The Mineral and Petroleum Resources Development Act (MPRDA) vests custodianship of South Africa’s mineral rights in the
State. The State issues prospecting rights or mining rights to applicants. Prospecting, mining and mineral rights formerly regulated under the Minerals Act 50 of 1991 and common law are now known as old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified time frames.

The Department of Minerals and Energy has published, pursuant to the MPRDA, the Broad- Based Socio-Economic
Empowerment Charter for the South African Mining Industry (the Charter). The objectives of the Charter are to:
•
promote equitable access to the nation’s Mineral Resources to all the people of South Africa;
•
substantially and meaningfully expand opportunities for historically disadvantaged South Africans (HDSAs) – that is, any person, category of persons or community, disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa of 1993 came into operation, including women – to enter the mining and minerals industry and to benefit from the exploitation of the nation’s Mineral Resources;
• utilize the existing skills base for the empowerment of HDSAs;
• expand the skills base of HDSAs in order to serve the community;
•
promote employment and advance the social and economic welfare of mining communities and the major labor sending areas; and
• promote beneficiation of South Africa’s mineral commodities.
The Charter, compliance with which is measured using a designated Scorecard, requires that every mining company achieve
15 percent ownership by HDSAs of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014.
The Scorecard allows for a portion of “offset” against these HDSA equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognized in terms of a framework currently being devised by the South
African government.
AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past seven years. It estimates that these sales transferred 20 percent of its attributable production in South Africa to HDSAs. In addition, AngloGold
Ashanti is continuing to evaluate alternative ways in which to further achieve the objectives of the Charter. On June 8, 2005,
AngloGold Ashanti announced that it was considering establishing an Employee Share Ownership Program (ESOP) with a value equivalent to approximately 6 percent of its South African assets, consistent with the company’s stated strategic intention to develop means of promoting broad based equity participation in the company by HDSAs. The scope and terms of the program remain under consideration and, once finalized, an announcement will be made and, if appropriate, the terms will be put to shareholders for their approval. It is anticipated that an ESOP may be established during 2006. AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter and the Scorecard in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40 percent of HDSAs in management roles by 2010. AngloGold Ashanti may incur expenses in giving further effect to the Charter and the
Scorecard and, if established, the implementation of an ESOP may have an adverse impact on the company’s results of operations.
AngloGold Ashanti was informed on August 1, 2005 by the Director General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines had been successful. These applications relate to all of its existing operations in South Africa. AngloGold Ashanti is in the process of reviewing certain draft notarial rights agreements, which it recently received from the Department of Minerals and Energy relating to the various rights, and will lodge these for registration with the Mining Titles Registration Office in due course. The notarial agreement for the
West Wits operations has subsequently been executed and was lodged for registration on February 9, 2006. AngloGold
Ashanti submitted two applications to the Department of Minerals and Energy for the conversion of two unused old order prospecting rights to new order prospecting rights, one of which it has subsequently withdrawn. The Department of Minerals and Energy is considering the remaining application.
Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.

The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations in terms of the guidelines issued for converted mining rights fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities.
AngloGold Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conduct an annual review of the environmental costs and liabilities associated with the group’s South African operations in light of the new, as well as existing, environmental requirements.
The proposed introduction of South African State royalties, as well as proposed changes to the fiscal regime for mining companies in South Africa, where a significant portion of AngloGold Ashanti’s mineral reserves and operations are located, could have an adverse effect on its results of operations and its financial condition.
The South African government has announced that it is considering new legislation, whereby the new order rights will be subject to a State royalty. The extent and basis of that royalty are unknown at present. The draft Mineral and Petroleum
Royalty Bill was released in March 2003 for comments and proposed a royalty payment of 3 percent of gross revenue per year, payable quarterly, in the case of gold. The draft provided that the royalty payments would have commenced upon the conversion and granting of a new mining right.
AngloGold Ashanti and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit-based, rather than a revenue-based, royalty and in order not to delay the conversion of mineral rights from old into new order rights, it was recommended that the proposed royalty should only become payable from May 1, 2009, which date is the final date for conversion of the old order into new order mining rights in terms of the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On February 18, 2004, in the Budget Speech for the 2004 fiscal year, the
South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These included a delay in the introduction of the royalty to May 1, 2009, and confirmation of the South African government’s preference for a revenue-based royalty. It was further indicated that the royalty regime would take cognizance of the mining sector’s diverse production and profitability dynamics with differential rates to apply to marginal mining operations.
The introduction of the proposed royalty would have an adverse impact upon AngloGold Ashanti’s profitability, as currently no royalty is payable to the State. However, the Minister of Finance announced also that due to the new regulatory system for the mining rights under the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it had become imperative to reassess the current fiscal regime as applicable to the mining and petroleum industries in South
Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from secondary tax on companies in terms of South Africa’s income tax laws. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from secondary tax on companies for gold mines, despite the existence of profit. The impact of these proposed reviews is unknown at this stage, but they may have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
AngloGold Ashanti may need to improve its internal control over financial reporting and its independent auditors may not be able to attest to their effectiveness, which could have a significant adverse effect on AngloGold Ashanti’s results of operations, its reputation and its financial condition.
AngloGold Ashanti is evaluating its internal control over financial reporting in order to allow management to report on, and its independent auditors to attest to, its internal control over financial reporting, as required by Section 404 of the US Sarbanes-
Oxley Act of 2002 and the rules and regulations of the SEC thereunder (collectively Section 404). AngloGold Ashanti is currently performing the system and process evaluation and testing required, and any necessary remediation, in an effort to comply with the management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to AngloGold Ashanti for its annual report on Form 20-F for the year ended December 31, 2006. In the course of its ongoing Section 404 evaluation, AngloGold Ashanti has identified areas of internal control over financial reporting that need improvement and it has designed enhanced processes and controls, and plans to design additional enhanced processes and controls, as necessary, to address these and any other issues that might be identified in the future through this review.

Because AngloGold Ashanti is still in the evaluation process, it may identify other conditions that may result in significant deficiencies or material weaknesses in the future, which could impact its ability to comply with Section 404 in a timely manner.
If AngloGold Ashanti is not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, its independent auditors may not be able to attest to the effectiveness of its internal control over financial reporting and it may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of AngloGold Ashanti’s financial statements. In addition, AngloGold Ashanti may be required to incur additional costs in improving its internal control system. Any such action could negatively affect AngloGold Ashanti’s results and have an adverse effect on its results of operations, its reputation and its financial condition.
Certain factors may affect AngloGold Ashanti’s ability to support the carrying value of its property, plants and equipment, acquired properties, investments and goodwill on its balance sheet.
AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti group’s assets at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect AngloGold Ashanti’s financial condition.
If the development of the deep-level ore deposits at Obuasi mine is not economically feasible, there may be a material adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
A key aspect of the business combination of AngloGold and Ashanti was the development of the deep-level extension of the existing orebody at the Obuasi mine, otherwise referred to as Obuasi Deeps. This development could potentially extend the life of this mine to well beyond 2030. In furtherance of this goal, AngloGold Ashanti has commenced exploration at Obuasi Deeps and intends in due course, based upon the information as it becomes available, to undertake feasibility studies to estimate the extent of the Ore Reserves, operating costs, capital expenditure and economic returns and consequently, the viability of mining
Obuasi Deeps. If as a result of this further exploration and following the completion of these feasibility studies, AngloGold
Ashanti determines that the development of the Obuasi Deeps is not economically feasible, such determination may have a material adverse effect on its results of operations and financial condition in the long term. The funding of the development of
Obuasi Deeps will proceed only if AngloGold Ashanti continues to determine the development to be economically feasible.
AngloGold Ashanti’s mineral reserves and deposits and mining operations are located in countries that face political, economic and security risks.
Some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.
Any existing and new mining and exploration operations and projects AngloGold Ashanti carries out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters. If, in one or more of these countries, AngloGold
Ashanti was not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially which could result in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.

In a number of countries, particularly in Africa, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has unresolved tax disputes in a number of countries, particularly in Tanzania, Mali and Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favorable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.
Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the
Democratic Republic of Congo and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the company’s operations in such regions. In the event that continued operations in these countries compromise AngloGold
Ashanti’s security or business principles, it may withdraw from these countries on a temporary or permanent basis, in which in turn, could have an adverse impact on its results of operations and its financial condition.
Labor disruptions in South Africa and other countries could have an adverse effect on AngloGold Ashanti’s operating results and financial condition.
As at December 31, 2005, approximately 72 percent (2004: 69 percent) of AngloGold Ashanti’s workforce excluding contractors or 66 percent of total workforce was located in South Africa. Approximately 95 percent of the workforce on its South
African operations is unionized, with the National Union of Mineworkers (NUM) representing the majority of unionized workers.
AngloGold Ashanti’s employees in some South American countries are also highly unionized. Trade unions have a significant impact on AngloGold Ashanti’s labor relations climate, as well as on social and political reforms, most notably in South Africa.
In 1987, the NUM embarked on a three-week strike in support of a wage demand. Since then labor relations between
AngloGold Ashanti and the industry have stabilized. This is in part due to the presence of the representative unions and the part they play in ensuring orderly collective bargaining. Furthermore, AngloGold Ashanti has instituted a number of processes at both mine and at company level, whereby management and unions interact regularly and address areas of difference as they arise. It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. A two-year wage agreement was signed with the NUM in August 2005, following negotiations between the NUM, UASA (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners) and the Chamber of Mines.
Agreement was only reached after a four-day strike which affected all of AngloGold Ashanti’s operations in South Africa. In contrast with previous strikes, this stoppage was peaceful and orderly and it is estimated that lost production, as a result of the strike, was made up in a reasonably short time period.
The Ashanti operations acquired in the business combination, and their mining contractors also rely to a large degree on a unionized workforce. In 1999, Ashanti experienced strikes at the Obuasi mine in Ghana.
There is a risk that strikes or other types of conflict with unions or employees may occur at any one of AngloGold Ashanti’s operations. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Should any labor disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
The use of mining contractors at certain of AngloGold Ashanti’s operations may expose it to delays or suspensions in mining activities.
Mining contractors are used at certain of AngloGold Ashanti’s mines, including Sadiola, Morila and Yatela in Mali, Siguiri in
Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, AngloGold Ashanti does not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.

AngloGold Ashanti competes with mining and other companies for key human resources.
AngloGold Ashanti competes with mining and other companies to attract and retain key executives and other employees with appropriate technical skills and managerial experience necessary to continue to operate its business. The retention of staff is particularly challenging in South Africa, where AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details see the risk factor “AngloGold Ashanti’s new order mineral rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights”.
There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it lose any of its key personnel, its business may be harmed and its results of operations and its financial condition could be adversely affected.
AngloGold Ashanti faces certain risks in dealing with HIV/AIDS which may adversely affect its results of operations and its financial condition.
AIDS remains the major health care challenge faced by AngloGold Ashanti’s South African operations. Accurate prevalence data for AIDS is not available. The South African workforce prevalence studies indicate that the percentage of AngloGold
Ashanti’s South African workforce that may be infected by HIV may be as high as 30 percent. AngloGold Ashanti is continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2002 AngloGold Ashanti has offered a voluntary monitored anti-retroviral therapy program for employees in
South Africa who are infected with HIV. This program offers a triple combination drug regimen, known as Highly Active Anti
Retroviral Therapy (HAART), to wellness clinic patients that meet the medical eligibility criteria for starting treatment. From
April 2003, AngloGold Ashanti commenced a roll-out of the treatment to all eligible employees desiring it. Currently approximately 3,500 employees are on the wellness program and as at February 2006, approximately 1,100 employees are receiving treatment using anti-retroviral drugs.
The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of anti-
retroviral therapy, is on average R1,140 ($175) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect the results of operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently its results of operations and its financial condition could be adversely affected.
AngloGold Ashanti faces certain risks in dealing with malaria, particularly at its operations located in Africa, which may have an adverse effect on its results of operations.
Malaria is a significant health risk at all of AngloGold Ashanti’s operations in Central, West and East Africa where the disease assumes epidemic proportions because of ineffective national control programs. The disease is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of AngloGold Ashanti’s operations located in these regions.
The treatment of occupational health diseases and the potential liabilities related to occupational health disease may have an adverse effect upon the results of AngloGold Ashanti’s operations and its financial condition.
The primary areas of focus in respect of occupational health within AngloGold Ashanti’s operations are noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). AngloGold Ashanti incurs costs in providing occupational health services to its employees at various occupational health centers and it continues to implement initiatives with a view to limiting the incidence and severity of these occupational health diseases. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition.

Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act
(COIDA) that provides for compensation to non-miners who have OLD, as well as compensation to both miners and non-
miners who suffer accidental injury in the workplace. Based on a recently proposed resolution, it is possible that these acts will be combined in the future.
COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times as many of
AngloGold Ashanti’s employees would be compensated as compared with those eligible for compensation under ODMWA. If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims
AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.
The costs associated with the pumping of water inflows from closed mines adjacent to AngloGold Ashanti’s operations could have an adverse effect upon its results of operations.
Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies.
The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of AngloGold Ashanti’s mining operations as a result of property damage, disruption to operations and additional pumping costs.
AngloGold Ashanti has embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies’ willingness to meet their water pumping obligations. Should this action not be successful, or in the absence of other solutions, AngloGold Ashanti may be forced to meet all or part of the costs associated with the ingress of underground water, which could have an adverse effect on its results of operations and its financial condition.
Some of AngloGold Ashanti’s power supplies are not always reliable and have on occasion forced it to halt or curtail activities at its mines. Power fluctuations and power cost increases may adversely affect AngloGold Ashanti’s results of operations and its financial condition.
All of AngloGold Ashanti’s mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority, or VRA, an entity controlled by the government of Ghana, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant.
The VRA’s principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the
Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage the group’s equipment. Other than short-term stand-by generators, which are not sufficient to allow AngloGold Ashanti to continue mining operations, it has no means of obtaining alternative power in the event of a supply shortage from the VRA. The VRA also obtains power from neighboring Cote d’Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in AngloGold Ashanti’s power supply to its operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect
AngloGold Ashanti’s results of operations and its financial condition.

AngloGold Ashanti’s mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. AngloGold Ashanti’s power supply has been disrupted in the past and it has suffered resulting production losses as a result of equipment failure. Recently, South Africa has started to experience power outages. Should similar events occur in future, or should fluctuations or power cost increases adversely affect AngloGold
Ashanti’s other operations, this would have an adverse effect on AngloGold Ashanti’s operational results and its financial condition.
The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect its cash flows and overall profitability.
AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti’s insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote.
Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. AngloGold Ashanti has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which it is not insured may adversely affect
AngloGold Ashanti’s cash flows and overall profitability.
Risks related to AngloGold Ashanti’s ordinary shares and American Depositary Shares (ADSs)
Sales of large numbers of AngloGold Ashanti’s ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.
The market price of AngloGold Ashanti’s ordinary shares or ADSs could fall if large amounts of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Holders of AngloGold
Ashanti’s ordinary shares or ADSs may decide to sell them at any time. Sales of ordinary shares or ADSs if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for
AngloGold Ashanti ordinary shares or ADSs, causing their market prices to decline.
Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti’s securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.
AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti’s securities. This may reduce the value of these securities to investors. At the general meeting of AngloGold Ashanti’s shareholders held on December 5, 2002, a majority of the group’s shareholders passed a special resolution adopting a new
Memorandum and Articles of Association, which, among other things, allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti’s board of directors, or its shareholders at a general meeting. If and to the extent that AngloGold Ashanti declares dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound,
Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate.

Item 4: Information on the company
AngloGold Ashanti, as it conducts business today, was formed on April 26, 2004 following the business combination of
AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti). AngloGold, formerly Vaal Reefs
Exploration and Mining Company Limited, was incorporated in South Africa in 1944.
4A.
History and development of the company
AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company’s 21 operations comprising open-pit and underground mines and surface metallurgical plants are located in ten countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America), and are supported by extensive exploration activities. The combined proven and probable Ore Reserves of the group amounted to 63.3 million ounces as at December 31, 2005.
AngloGold Ashanti is listed on the following securities exchanges under the respective trading symbols:
·
Johannesburg (ANG) – the company’s primary listing;
·
New York (AU) in the form of American Depositary Shares (ADSs). Each ADS is equivalent to one ordinary share;
·
Australia (AGG) in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs). Each CDI is
equivalent to one-fifth of an ordinary share;,
·     London
(ANG);
·     Paris
(VA);
·     Brussels (ANG); and in
·     Ghana (AGA) and in the form of Ghanaian Depositary Shares (GhDSs) under the symbol AADS. Each GhDS is equivalent to one-hundredth of one ordinary share.
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
·
70 percent of Erongo Mining and Exploration Company Limited (Erongo); and
·
other sundry share interests
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
Prior to the consolidation, Vaal Reefs was a client company of AAC under a service agreement and HJ Joel was a client company of Johannesburg Consolidated Investments Limited (JCI) under another service agreement. Under these agreements, AAC and JCI provided certain technical, administrative, secretarial and purchasing services. In connection with the above transaction, AngloGold acquired from AAC and JCI all the rights under these service agreements relating to the participating companies listed above. AngloGold now provides these services. The rights under the service agreements were acquired from AAC in exchange for 6,834,872 ordinary shares of AngloGold, and the rights under the service agreement from
JCI were acquired for cash of R62.5 million ($11 million).
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
Effective April 30, 1999, AngloGold acquired the remaining 30 percent interest in Erongo for R30 million ($5 million).
With effect from December 31, 1999 AngloGold acquired Acacia Resources in Australia, including all or part of new mining operations and exploration activities. A total of 18,020,776 AngloGold shares were issued in this transaction.
With effect from July 3, 2000, AngloGold acquired an effective 40 percent interest in the Morila mine located in Mali from
Randgold Resources.
With effect from December 15, 2000, AngloGold acquired a 50 percent interest in the Geita mine located in northern Tanzania from Ashanti Goldfields Company Limited. The remaining 50 percent interest was acquired following the business combination with Ashanti Goldfields Company Limited.
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
In December 2000, agreement was reached with Harmony Gold Mining Company Limited, whereby Harmony agreed to purchase AngloGold’s Elandsrand and Deelkraal mines with effect from February 1, 2001 for an amount of R872 million
($109 million). All conditions precedent relative to the sale were fulfilled on April 9, 2001 on which date the agreement of sale became unconditional.
In terms of an agreement signed with African Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company
Limited) (“ARM”) in January 1998, the No. 2 Shaft Vaal River Operations was tributed to ARM on the basis that 40 percent of all revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold. With effect from
July 1, 2001, AngloGold announced that it had disposed of its interests in No. 2 Shaft Vaal River Operations to ARM for the
sum of R10 million ($1 million).
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
On April 11, 2002 AngloGold announced that the final condition precedent for the sale of its Free State assets to African
Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company Limited) and Harmony Gold Mining Company
Limited, through a jointly-owned company (“Free Gold”), had been fulfilled for a net consideration of R2.523 million
($229 million) (including tax payable by AngloGold and net of contractual obligations) pursuant to the sale. The sale was effective from January 1, 2002.
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
On April 8, 2003 AngloGold announced that it had reached agreement with Helix Resources Limited for the sale of its interest in the Gawler Craton and Tarcoola Joint Ventures in South Australia. As announced on June 6, 2003 the sale of AngloGold’s
49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project was finalized, for a consideration comprising cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million
Helix options exercisable at A$0.25 per option before November 30, 2005, with an additional payment of $335,000
(A$500,000) deferred to the delineation of 350,000 ounces. Helix’s proposed acquisition of AngloGold’s rights to the Tarcoola
Project, 60 kilometers to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms as announced on April 8, 2003. On April 23, 2005, the company received a further 416,667 full paid Helix shares and 37,281 Helix options following a rights issue. The company did not exercise its rights in terms of the Helix options which expired on November 30, 2005.
On May 23, 2003 AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineraç o
Pedra Breanca do Amapari, for the total consideration of $18 million. The effective date of the transaction was May 19, 2003.
The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property from Minorco, AngloGold had sought to prove up additional reserve ounces in order to achieve a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell.
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

On July 8, 2003 AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines Limited for a consideration of $25 million and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources
Limited for a consideration of $23 million.
In August 2003, AngloGold announced the launch of an offering of R2 billion bonds due 2008, followed by an announcement of
August 27, 2003 which advised the pricing of the offering at 10.5 percent. The offer closed and was settled on August 28,
2003.
On September 18, 2003 AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields of a portion of the Driefontein mining area to AngloGold for a cash consideration of R315 million ($48 million).
On January 20, 2004 AngloGold announced that it had received a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold’s purchase of the Western Tanami
Project. This followed an initial payment of A$0.3 million ($0.2 million) made on November 24, 2003, when the Heads of
Agreement was signed by the companies. In addition, a further 2 million fully paid ordinary shares were received from Tanami
Gold in respect of a rights issue in June 2004. During the period October 10, through October 18, 2005, AngloGold Ashanti
Australia reduced its shareholding in Tanami Gold to 5 percent, through the sale of 8 million fully paid ordinary shares for a cash consideration of A$1.3 million ($1 million) and in February 2006, disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million ($3 million).
The business combination between AngloGold and Ashanti Goldfields Company Limited which was originally announced on
May 16, 2003 was completed with effect from Monday, April 26, 2004, following the confirmation by the High Court in Ghana on Friday, April 23, 2004, of the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti. In the business combination, Ashanti shareholders received 0.29 ordinary shares or 0.29 ADSs of AngloGold for every Ashanti share or Ashanti GDS (Global Depositary Security) held. Ashanti became a private company and a wholly-
owned subsidiary of AngloGold and AngloGold changed its name to AngloGold Ashanti Limited on April 26, 2004, the effective date of the transaction. As a result of the business combination, a total of 38,400,021 ordinary shares were issued to Ashanti shareholders, 75,731 ordinary shares were issued to Ashanti warrant holders and 2,658,000 ordinary shares were issued to the Government of Ghana in consideration of the agreements and undertakings contained in the Stability Agreement during
2004. Due to the size and nature of the business combination and the geographic spread and remote locations of some of the properties acquired and associated assets, AngloGold Ashanti is still in the process of finalizing the purchase price allocation of fixed assets acquired. However, the final purchase price allocation is not expected to vary significantly from the preliminary allocation.
Following the business combination, $75 million of Mandatorily Exchangeable Notes issued by Ashanti were redeemed.
On February 27, 2004, AngloGold Holding plc, a subsidiary of AngloGold, completed an offering of $1 billion principal amount
2.375 percent convertible bonds, due 2009. The bonds are guaranteed by AngloGold Ashanti.
On July 1, 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc (TSG) for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately £18 million ($32 million)
in two subscriptions for ordinary shares. TSG is listed on the London Stock Exchange’s Alternative Investment Market (AIM).
This first move into Russia allows AngloGold Ashanti the opportunity of establishing a meaningful interest in a company with
Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as being able to establish a business within this prospective New Frontier. On
April 28, 2005, the company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on June 30, 2004. The revised terms of the subscription were approved by TSG shareholders on May 27,
2005 and AngloGold Ashanti’s 17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription for 6,131,585 ordinary shares in TSG for an aggregate consideration of £8 million ($15 million)
was completed. The company’s aggregate shareholding in TSG at December 31, 2005 was 12,263,170 ordinary shares or
29.9 percent interest held.

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
In a joint announcement made on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in
Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a total consideration of $2.255 million, to be settled in two tranches, $0.75 million immediately and the balance ($1.505 million) to be settled within six months of the satisfaction of all conditions to the sale agreement. The sale was effective on September 1, 2004 and all conditions to the sale agreement were satisfied on April 22, 2005. Subsequently in August 2005, AngloGold Ashanti and Mwana Africa Holdings
(Proprietary) Limited agreed that the second payment of $1.505 million would be settled by an immediate payment of $1 million and the subsequent issue to AngloGold Ashanti of 600,000 Mwana Africa plc shares, once that company listed on the London
Stock Exchange. Mwana Africa plc is a junior exploration and mining company with assets located in Zimbabwe as well as in the Democratic Republic of Congo. AngloGold Ashanti retains its 600,000 shares in Mwana Africa plc. The sole operating asset of Ashanti Goldfields Zimbabwe Limited as sold to Mwana Africa Holdings (Proprietary) Limited was the Freda-Rebecca
Gold Mine.
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
In an announcement made on October 11, 2004, AngloGold Ashanti advised that it had signed an agreement with Philippines explorer Red 5 Limited (Red 5) to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 for a cash consideration of A$5.5 million ($4 million). This placement is being used to fund the exploration activities along strike from current Mineral Resources at the Siana project, and to test the nearby porphyry gold-copper targets in the Surigao region of the
Republic of the Philippines. On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent. For a period of 2 years commencing in October 2004, AngloGold Ashanti has the right to enter into joint ventures on Red 5’s tenements (excluding their Siana project) with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these joint venture areas. No joint venture agreements have been entered into to date.
On January 27, 2005, AngloGold Ashanti announced that the board of directors had approved a $121 million expansion project at the Company’s Cuiabá mine in south-eastern Brazil. It is anticipated that commissioning will take place in December 2006, with full production by the end of the second quarter of 2007. It is currently anticipated that the expansion project would result in production increasing from 190,000 ounces per year to 250,000 ounces per year at an estimated cost of $169 per ounce over the life of the project and would extend the life-of-mine profile to 2019.
On January 27, 2005, AngloGold Ashanti announced the signing of a new three-year loan facility agreement for $700 million to replace the existing $600 million facility that matured in February 2005. The new facility reduced the group's cost of borrowings, as the borrowing margin over LIBOR reduced from 70 to 40 basis points.
A substantial restructuring of the AngloGold Ashanti hedge book commenced in late December 2004 and was completed in
January 2005. This resulted in a reduction in the net delta of the combined hedge by 2.2 million ounces during the fourth quarter of 2004.
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
On April 29, 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-
owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills
Joint Ventures to Crescent Gold Limited, for a total consideration of A$4 million ($3 million). A$0.3 million ($0.2 million) was payable on the execution of a binding sale and purchase agreement, A$1 million ($0.8 million) is payable in Crescent Gold shares and A$3 million ($2 million) is payable in cash, on or before December 15, 2006. Following this announcement, a decision was taken to accept a cash consideration of A$1 million ($0.8 million) in lieu of shares in Crescent Gold.
On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold
Ashanti, its Weltevreden mine in an all script deal valued on May 6, 2005 at R75 million ($11 million). On December 19, 2005,
Aflease was acquired by sxr Uranium One Incorporated (formerly Southern Cross Incorporated).
On July 27, 2005, AngloGold Ashanti reached an agreement with the Government of Guinea to amend the Convention de
Base (stability agreement) and resolve all outstanding disputes for a sum of $7 million. In addition, the Company has agreed as part of this settlement to meet historical and follow-up fees and costs of a consultant that the government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold
Ashanti group of companies.
On August 2, 2005, AngloGold Ashanti announced that the company had received notification from the Director-General of
Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral Resources and
Petroleum Development Act. In its application for these rights, the company committed itself to achieving the Mining Charter’s goals, including: 40 percent representation in management of Historically Disadvantaged South Africans within five years;
participating in local economic development programs in the areas where it operates and from which it draws its labor; and
meeting the Charter’s empowerment ownership target. In respect of the latter, in addition to the transactions with Armgold carried out between 1998 and 2002, the company has committed to the development of an Employee Share Ownership
Program, with a value equivalent to approximately 6 percent of the South African assets.
On August 11, 2005, AngloGold Ashanti announced the end of the South African gold mining industry’s wage dispute and strike, which resulted in three lost-production shifts and culminated in the signing of a two-year wage agreement, effective
July 1, 2005.
On August 11, 2005, AngloGold Ashanti announced that it had disposed of its La Rescatada project to Arunani SAC, a local
Peruvian corporation, for a total consideration of $12.5 million with an option to repurchase 60 percent of the project should economically viable reserves in excess of 2 million ounces be identified within three years, and accordingly, the accounting consequences will be deferred.
On October 26, 2005, AngloGold Ashanti announced that it welcomed the announcement by Anglo American, that it intends to provide AngloGold Ashanti with greater flexibility to pursue its strategy by deciding to reduce its shareholding in the company, whilst still intending to remain a significant shareholder in the medium term.
On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold Corporation, a company with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of
5.75 million Dynasty units at a price of C$0.40 each. Each unit consists of one common share and one-half common share purchase warrant exercisable at a price of C$0.60 per unit for two years.
4B. Business overview
The gold market
Gold market
The gold market is relatively liquid compared with many other commodity markets. Physical demand for gold is primarily for fabrication purposes, including jewellery (which accounts for almost 80 percent of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.
The use of gold as a store of value (a consequence of the tendency of gold to retain its value in relative terms against basic goods, and particularly in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production have meant that, historically, the potential total supply of gold is far greater than demand at any one time. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent with other commodities. Instead, the gold price has from time to time been significantly affected by macroeconomic factors such as expectations of inflation, interest rate changes, exchange rate changes, changes in reserve policy by central banks, and by global or regional political and economic events. In times of price inflation and currency devaluation, gold is often bought as a store of value, leading to increased purchases and support for the price of gold.
Changes in exchange rates against the dollar particularly affect levels of demand for gold in non-US economies. In South East
Asia, for example, during the mid-1990s strong local currencies encouraged robust gold demand due to low real gold prices in local currencies. In contrast, when South East Asian currencies fell sharply against the dollar in 1997, the local currency values of gold increased proportionally, and wholesale selling of the metal ensued in the region. Recoveries in Asian currencies since
1999 have resulted in a decline in gold prices in these currencies, which in turn has led to a rise in gold demand in Asian countries to previous levels. In the investment market, a strong dollar during the 1990s had a negative effect on investment demand for gold in developed economies. Since 2001, the weakness in the dollar has been an encouragement to investors to buy gold.
While political and economic crises can have either a positive or negative impact on gold, this is not inevitable. As a recent example of this, in 1998, despite negative sentiment caused by the Russian financial crisis and ensuing corrections in the capital markets worldwide, the price of gold remained stable. By contrast, more recent political events in the Middle East have helped to drive the gold price higher.
The market in 2005
New levels of investor and speculator interest in gold during 2005 led to the gold price reaching 25-year highs. Despite a lull at the beginning of 2005, investor interest in gold resumed and significantly exceeded that of 2004. This was most marked towards the end of the year, the fourth year of the current rally in the gold price. The average gold price for the year was
$445 per ounce, an increase of 9 percent on 2004. In January 2006, the gold price reached a 25-year high of $570 per ounce.
The weaker dollar in the first half of 2005 continued to influence the dollar gold price. However, this relationship did not apply during the second half of the year when the gold price strengthened in spite of a stronger dollar. A significant feature of the year was the break in the four-year link between the gold price and the dollar/euro exchange rate, and a material increase in the gold price in non-US dollar terms for the first time in the current gold price cycle. After averaging $325 per ounce for the past four years, the gold price reached a high of $538 per ounce on December 12, 2005.
The resurgence in the dollar also contributed to a shift in the local currency and the rand weakened against the US dollar for most of the year. At its weakest point of R6.96/$1, the South African currency had lost some 19 percent against the dollar since the beginning of January 2005, when the exchange rate reached R5.64/$1. The rand however strengthened towards the end of the year and recouped most of its intra-year losses, averaging R6.35/$1 for the year, compared to an average of
R6.42/$1 for 2004. The relative weakness of the rand during the second half of the year, together with the strong spot price of gold in US dollars, resulted in sharply higher rand gold prices which peaked at R111,000 per kilogram in December, providing some relief for South African gold producers.
Several circumstances outside of currency markets encouraged interest in gold during the year. Probably the most direct influence on sentiment came from the oil market, where particularly supply disruptions caused by hurricane damage in the US pushed the spot price of benchmark West Texas Intermediate up to a record price of $70 per barrel in early September.
Speculation over the likely impact of increases in the oil price on inflation and on global economic growth led to increased buying interest in gold, and there was a correlation between increases in the gold price and the spot price of oil during the second half of the year.
Although expectations of rising inflation rates are often used to justify higher gold prices, there is little conclusive evidence of an increased threat of inflation at present, notwithstanding base metal, commodity and energy price increases in recent years.
While headline inflation in the US rose towards the end of the year, this was due largely to the impact of higher retail pump prices for gasoline, and annual core inflation in the US remains a little over 2 percent. Most recently, core inflation in Europe remains below 2 percent. Nevertheless, the impact of higher oil prices has introduced a sense of uncertainty about the health of the global economy, which continues to encourage interest in gold among both investors and speculators.
Speculative demand
To measure the extent of investor interest in the metal, the open position on the New York Comex, and the holdings of the gold exchange traded funds (ETFs) should be considered together. The Comex continued to be the most direct predictor of gold spot price movement for much of 2005, with the spot price of metal tracking changes in the buying interest on that exchange until the final quarter of the year. The net open position on the Comex peaked in October 2005 at a little over the previous record level set in April 2004 of over 22 million ounces net long (685 tonnes net long), and this sustained long position on
Comex has helped to keep the gold price firm and rising. To the net open Comex interest should be added aggregate investor holdings in gold ETFs, which by January 2006 amounted to some 13 million ounces or 400 tonnes of gold. These ETF holdings were accumulated mostly during the past 12 months, and predominantly from the launch of the New York Stock
Exchange’s streetTRACKS fund in late 2004. The combined Comex and ETF holdings today exceed 30 million ounces, or almost 950 tonnes of gold in net investment and speculative positions in developed markets.
Demand
Physical offtake of gold continued to improve during the year. Demand fell back under the weight of the rising gold price during the final quarter of 2005, but overall figures for fabrication offtake for the year remained positive. Consumption of gold in jewellery increased by 5 percent for the year, largely on the back of strong growth in India and the Middle East. In India, general economic growth has translated to better demand on a wide front and during the first half of 2005 and that market was able to adjust to higher and more volatile gold prices, although Indian offtake fell sharply during the final quarter of 2005.
Improved offtake in the Middle East was sustained throughout the year, primarily on the back of increased oil revenue in that region. There was growth in demand for gold jewellery in both Turkey and China too. As has been the case for some time, however, the offtake of gold jewellery in the developed markets of the United States, Europe and Japan remained disappointing.
Net bullion supply on the market was higher, driven particularly by a year-on-year increase of over 40 percent in official sales of gold, to 663 tonnes for 2005, and significantly reduced dehedging by gold producers. The market returned to an over-supply position during the second half of 2005.
With investment demand still positive for gold, the final balance of supply and demand in the gold market will remain of secondary importance. Investor and speculation purchases on the margin will continue to be the price-determining force in the gold market. However, in the longer term it is important that physical demand is healthy given the ability of the physical market to provide offtake and floor price support at times when investor or speculator interest weakens.
Official sector
The most significant issue for gold in the official sector in 2005 was the proposal made by certain members of the International
Monetary Fund (IMF) during 2005, to sell outright a portion of the gold reserves of the IMF to provide debt relief for heavily indebted poor countries. While this proposal contributed to a measure of negative sentiment in the gold market at the time, the announcement by the G8 that such a debt relief program would not be funded by either a revaluation or sale of the gold reserves of the IMF, removed the uncertainty that IMF sales might cap the gold market in the future.
Hedging
As at December 31, 2005, the net delta hedge position of AngloGold Ashanti was 10.84 million ounces or 337 tonnes, valued at the spot price of gold on that date of $517 per ounce. The marked-to-market value of the hedge position at this date was negative $1.941 billion. The increase in the size and negative value of the hedge in the latter half of the year was due mainly to the increase in the spot price of gold against which the hedge is valued, which was 19 percent higher at the end of 2005 than the spot price of $435 per ounce at which the hedge had been valued at December 31, 2004.

Marketing channels
Gold produced by AngloGold Ashanti’s mining operations is processed to saleable form at various precious metals refineries.
Once refined to a saleable product – either a large bar weighing approximately 12.5 kilograms and containing 99.5 percent gold, or smaller bars weighing 1.0 kilograms or less with a gold content of 99.5 percent and above – the metal could be sold by the refineries to the bullion banks or directly by the company to the bullion banks, and the proceeds are paid to the group.
Bullion banks are registered commercial banks that deal in gold. They participate in the gold market in buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to physical offtake markets worldwide. Bullion banks hold consignment stocks in all major physical markets such as India or South East Asia and finance such consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.
Where forward sales contracts exist against which AngloGold Ashanti delivers physical product, the same channel of the refinery is used. In this case, the refinery does not sell the metal on the group’s behalf, but instead delivers the finished gold bars to the bullion bank with which the group’s forward contract is held. The physical delivery to the counterpart bank of the appropriate amount of gold fulfils AngloGold Ashanti’s obligations under the forward contract, and AngloGold Ashanti is paid for this gold by the relevant bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.
Gold market development
The challenge for marketing gold is significant. This is especially so given that demand for gold jewellery in many developed markets has declined materially in the past five years, with gold jewellery sales losing ground to other luxury consumer goods in developed markets.
AngloGold Ashanti is committed to growing the market for gold. The group’s marketing program aims to increase the desirability of its product, to sustain and grow demand, and to support the deregulation of the market in key economies.
During 2005, AngloGold Ashanti spent some $13 million on gold marketing initiatives, of which 66 percent was spent through the World Gold Council (WGC). Gold marketing expenditure by AngloGold Ashanti in 2004 and 2003 amounted to $15 million and $19 million, respectively.
Independently of its support for the WGC, AngloGold Ashanti is active in a number of other marketing projects that support gold. It remains the only gold group in the world to have committed this level of resources to the marketing of the metal it produces.
Downstream initiatives have included GoldAvenue, an internet venture selling gold jewellery, established between AngloGold
Ashanti, JP Morgan Chase and Pamp MKS of Geneva in 2000. This venture continued to sell gold jewellery by catalogue and website until early 2004, after which it was wound up.
The United States remains an important focus market for AngloGold Ashanti's marketing initiatives, due to its value and influence on gold jewellery retailing trends. However, AngloGold Ashanti now includes in its international marketing initiatives the emerging markets of India and China. In both of these markets, gold jewellery purchases have a traditional or cultural motivation. Among modern urban consumers in India and China, however, gold jewellery is increasingly competing for consumer spend with other luxury goods. Initiatives in India and China therefore focus on the modernization of retail channels for gold jewellery consumption and on the development of a modern product offer which can sustain and grow consumer interest in gold jewellery purchases for non-traditional reasons.
AngloGold Ashanti holds a 25 percent stake in OroAfrica, the largest manufacturer of gold jewellery in South Africa, as an investment in the downstream beneficiation of gold in South Africa. AngloGold Ashanti and OroAfrica have cooperated in a number of projects, including OroAfrica’s development and launch of an African gold jewellery brand. An important strategic step has been the establishment of a Jewellery Design Centre at OroAfrica at a cost of $250,000. The purpose of the Center is to generate new gold jewellery designs, and to improve product standards through technology, design and innovation.

The Center has been used during the past year to develop a new range of gold jewellery with an African theme. The Design
Center was commissioned by the South African Parliament in 2003 to manage the fabrication of the new Parliamentary mace to celebrate the tenth year of democracy in South Africa. The mace was successfully completed and presented to Parliament in 2003.
Also in the area of design innovation, AngloGold Ashanti’s Riches of Africa Gold Jewellery Design Competition was established in 1998 to showcase South African jewellery designers, to enhance jewellery manufacturing technical skills in South Africa, and to support the local gold jewellery industry. Training workshops for competition entrants are held each year, while the award winning works are exhibited and used in fashion shows and other events both locally and abroad. The 2005 competition attracted a record total of 559 entrants and a record number of student and professional jewellers attended training workshops held by AngloGold Ashanti in Johannesburg, Cape Town and Durban.
A biennial gold jewellery design competition in Brazil, the Designers Forum, was launched by the group in 2002. It was the first such competition in that country. The competition generated unprecedented interest in 2004, with a high quality of design and craftsmanship and some 650 projects involved. From these, 33 pieces were selected for the collection.
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
Other South African projects in 2005 include the launch of a scheme to provide cost-effective financing for South African gold jewellery manufacturers, in partnership with Gold Fields Limited, BAE Systems/Saab (through defense contract offset obligations) and Standard Bank. The scheme aims to lower the cost of financing gold working inventory to manufacturers, thereby enabling them to compete more effectively in international markets. In 2005, AngloGold Ashanti also worked in conjunction with the Department of Trade and Industry (DTI), the Industrial Development Corporation of South Africa (IDC) and
the WGC to produce a publication on the gold industry in South Africa entitled 'Gold in South Africa: Mining, Refining,
Fabrication and Trade'. This publication is intended to provide a source of reference on the gold industry in South Africa and is the first attempt to collate data on the South African gold industry in all of its various activities.
AngloGold Ashanti and Mintek, South Africa’s national metallurgical research organization launched Project AuTEK in 2002 to research and develop industrial applications for gold. Project AuTEK has developed a gold-based catalyst for the oxidation of carbon monoxide at ambient temperatures. Mintek has carried out pilot-scale catalyst production tests. Negotiations for the commercial production of the catalyst have commenced.
An important feature in many of AngloGold Ashanti’s marketing projects has been the beneficiation of gold, particularly in
South Africa. AngloGold Ashanti’s commitment to adding value to gold extends beyond mining and aims to contribute towards the upliftment of people and the sustainability of communities.
AngloGold Ashanti remains a sponsor of the Atteridgeville Jewellery Project, established in 2000 by the Vukani Ubuntu
Community Development Project to create opportunities in the jewellery industry in South Africa for the previously disadvantaged through training and development. In 2004, the company also sponsored the expansion of the Soweto
Jewellery School to enable it to double its intake of students from 2005.
The process of producing gold and rehabilitation
The process of producing gold can be divided into six main phases:
•
finding the orebody;
• creating access to the orebody;
• removing the ore by mining or breaking the orebody;
• transporting the broken material from the mining face to the plants for treatment;
•          services;
•
processing; and
• refining.

This basic process applies to both underground and surface operations.
Finding the orebody
AngloGold Ashanti’s global exploration program identifies targets and undertakes exploration, on its own or in conjunction with joint venture partners.
Creating access to the orebody
There are two types of mining which take place to access the orebody:
•
underground – a vertical or decline shaft (designed to transport people and/or materials) is first sunk deep into the ground, after which horizontal development takes place at various levels of the main shaft or decline. This allows for further on-reef development of specific mining areas where the orebody has been identified; and
• open-pit – where the top layers of topsoil or rock are removed in a process called ‘stripping’ to uncover the reef.
Removing the ore by mining or breaking the orebody
•
In underground mining, holes are drilled into the orebody, filled with explosives and then blasted. The blasted ‘stopes’ or
‘faces’ are then cleaned and the ore released is now ready to be transported out of the mine.
•
In open-pit mining, drilling and blasting may also be necessary to release the gold bearing rock; excavators then load the material onto the ore transport system.
Transporting the broken material from the mining face to the plants for treatment
•
Underground ore is transported by means of vertical and/or horizontal transport systems. Once on surface, conveyor belts usually transport the ore to the treatment plants.
• Open-pit mines transport ore to the treatment plants in vehicles capable of hauling large, heavy loads.
Services
Mining activities require extensive services, both on the surface and underground, including:
•
mining engineering services;
• mine planning;
• ventilation;
• provision of consumable resources;
• engineering services;
• financial, administration and human resource services; and
• environmental/permitting services.
Processing
•
Comminution is the breaking up of ore to make gold available for treatment. Conventionally, this process occurs in multistage crushing and milling circuits. Modern technology is based on large mills fed directly with run-of-mine material.
•
Gold ores can typically be classified into:
–
refractory ores, where the gold is locked within a sulphide mineral and not readily available for recovery by the cyanidation process; or
– free milling, where the gold is readily available for recovery by the cyanidation process.
•
Refractory ore treatment – after fine grinding, the sulphide materials are floated away from the barren gangue material to produce a high-grade sulphide concentrate. The sulphide concentrate is oxidized by either roasting as at AngloGold
Ashanti Mineração or bacterial oxidation (BIOX) as at Obuasi. The oxidation process oxidizes the sulphide minerals liberating the gold particles making them amenable to recovery by the cyanidation process.
•
Free milling and oxidized refractory ores are processed for gold recovery by agitator leaching the ore in an alkaline cyanide leach solution followed generally by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).
•
The alternative process is the heap-leach process. Generally considered applicable to only high-tonnage, low-grade ore deposits, AngloGold Ashanti has successfully applied this to medium-grade deposits where the ore deposit tonnage cannot economically justify constructing a process plant. Here, the run-of-mine ore is crushed and placed on the leach pad. Low strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The dissolved gold bearing solution is collected from the base of the heap and transferred to the carbon-in-solution (CIS) columns where the gold cyanide complex is adsorbed onto activated carbon. The stripped solution is recycled back to the top of the heaps.
•
Gold adsorbed onto activated carbon is recovered by a process of re-dissolving the gold from the activated carbon
(elution), followed by precipitation in electro-winning cells and subsequent smelting of that precipitate into doré bars that are shipped to the gold refineries.
•
The re-treatment of tailing stockpile from previous decades’ operations is also practiced by AngloGold Ashanti. The old tailings are mined by water sluicing followed by agitator leaching in alkaline cyanide solution and recovery of dissolved gold onto activated carbon.
•
At AngloGold Ashanti operations, the major by-products produced are:
–
silver, which is associated with gold in ratios ranging from 0.1:1 to 200:1 silver to gold;
– sulphuric acid which is produced by scrubbing the gases generated from the roasting plants; and
–
uranium which is recovered in a process which involves initial acid leaching followed by recovery of the leached uranium onto resin and subsequent stripping with ammonium hydroxide and precipitation of crude yellow cake.
•
The tailings from the process operations are stored in designated Tailings Storage Facilities designed to enhance water recovery and prevent contaminant seepage into the environment.
Refining
The doré bars, are transported to a refinery for further refining, to as close to pure gold as possible. This gives the assurance that the bar contains the quantity and purity of gold as stamped on the bar.
Rehabilitation
In all the jurisdictions in which the company operates, it is required to conduct closure and rehabilitation activities in order to return the land to a productive state post-mining. Additionally, these same jurisdictions require the company to provide financial assurance, in a form prescribed by law, to cover some, or all of the costs, of the anticipated closure and rehabilitation costs for the operation. Rehabilitation refers to the process of reclaiming mined land either to the state in which it existed prior to mining or to a pre-determined use post-mining.
Closure plans are devised prior to the commencement of operation and are regularly reviewed to take into account life-of-mine projections. Although the final cost of closure cannot be fully determined ahead of closure, ample provision is made during the mine’s economic operation.
Products, operations and geographic locations
AngloGold Ashanti’s main product is gold. A small portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.
Operating performance and outlook
In 2005, gold production, including equity accounted joint ventures, adjusted for Ergo, rose 6 percent to 6.2 million ounces from the 5.8 million ounces produced in 2004. Of the 2005 production, 2.7 million ounces (43 percent) came from deep-level hard-
rock operations in South Africa, and the balance of 3.5 million ounces (57 percent) from the shallower and surface operations.
No new operations came into production in 2005, while the Ergo facility in South Africa was closed and the Savuka mine, also in South Africa, is in closure mode. Strong operating currencies against the US dollar – particularly the South African rand and the Brazilian real – contributed to the rising cost of inputs, as well as inflationary pressures (including a new two-year wage settlement) in South Africa. This was partially mitigated by cost-savings initiatives, primarily in South African. Consequently, total cash costs in 2005 rose by 6 percent to $281 per ounce compared with 2004 of $268 per ounce (2003: $229 per ounce).
In 2004, gold production increased as a result of the combination of the AngloGold assets with those of Ashanti, in line with the company’s strategy of achieving geographic and orebody diversity to 6.05 million ounces, an increase of 8 percent when compared with 2003 gold production of 5.62 million ounces.

Capital expenditure, including equity accounted joint ventures, adjusted for Ergo, at $722 million, rose by 23 percent compared with $583 million in 2004 (2003: $363 million). Of the capital expenditure in 2005, 63 percent was for maintenance capital expenditure and the balance of 37 percent was for new projects. 2005 capital expenditure was incurred primarily in South
Africa at Mponeng and TauTona and on the development of Moab Khotsong, at Obuasi in Ghana, at AngloGold Ashanti
Mineraçáo in Brazil, Geita in Tanzania and at the Australian operation, Sunrise Dam,
In January 2005, the board announced its approval of the Cuiabá expansion project, at AngloGold Ashanti Mineraçáo in Brazil.
Outlook: Gold production, including equity accounted joint ventures, adjusted for Ergo in 2006 is expected to decline marginally to within a range of 5.8 million ounces to 6.1 million ounces. Total cash costs are estimated to be between
$285 per ounce and $293 per ounce.  Capital expenditure is estimated to be between $786 million and $818 million in 2006.
AngloGold Ashanti has 21 operations in 10 countries around the world. While these operations are managed on a regional basis, they are reported on country-by-country,
The operations and geographical areas in which AngloGold Ashanti currently operates are shown below.

OPERATIONS AT A GLANCE for the year ended December 31, 2005
Attributable tones
treated/milled (Mt)
Average grade
recovered (g/t)
Attributable gold
production (000oz)
Total cash costs
($/oz)
(1)
2005       2004       2003      2005       2004       2003      2005       2004       2003      2005        2004      2003
SOUTH AFRICA
Vaal River
Great Noligwa 2.3 2.4 2.4 9.30 10.38 10.57 693 795 812 264 231 218
Kopanang 2.0 2.0 2.2 7.38 7.37 7.07 482 486 497 277 281 266
Tau Lekoa 2.1 2.4 2.4 3.96 3.87 4.24 265 293 322 410 370 294
Surface operations 5.8 6.1 5.9 0.51 0.60 0.61 95 119 114 287 250 200
Moab Khotsong
(1)
–           –            –           –            –            –            –            –           –            –            –           –
West Wits
Mponeng 1.7 1.7 1.7 9.15 8.14 8.96 512 438 499 279 322 247
Savuka 0.6 0.8 1.0 6.80 6.19 5.81 126 158 187 430 455 448
TauTona 1.6 1.6 1.7 9.62 10.88 12.09 502 568 646 256 245 194
Surface operations
–           –            –            –            –
0.88           –            –            1           –            –
255
ARGENTINA
Cerro Vanguardia (92.5 percent) 0.9 0.9 0.9 7.70 7.60 7.15 211 211 209 171 156 143
AUSTRALIA
Sunrise Dam 3.6 3.7 3.6 3.68 3.46 3.12 455 410 358 269 260 228
Union Reefs
(2)
–            –
2.0           –           –
1.12            –           –
74           –           –
272
BRAZIL
AngloGold Ashanti Mineraçáo
(3)
1.3         1.0         1.1       7.27        7.62       6.84         250         240        228        169        133        141
Serra Grande (50 percent) 0.4 0.4 0.4 7.93 7.80 7.88 96 94 95 158 134 109
GHANA
Bibiani
(4) (6)
2.4
1.7           –
1.45
1.93           –
115
105            –
305
251           –
Iduapriem
(4) (6)
3.2
2.2           –
1.71
1.76           –
174
125            –
348
303           –
Obuasi
(3) (6)
4.7
2.6           –
4.77
3.08           –
391
255            –
345
305           –
GUINEA
Siguiri (85 percent)
(5) (6)
5.8
2.6           –
1.21
1.10            –
246          83            –
301
443            –
MALI
Morila (40 percent) 1.5 1.4 1.3 5.41 4.57 7.56 262 204 318 191 196 108
Sadiola (38 percent) 1.9 2.0 1.9 2.73 2.77 2.77 168 174 172 265 242 210
Yatela (40 percent)
(7)
1.3 1.1 1.0 2.99 3.41 2.84 98 97 87 263 255 235
NAMIBIA
Navachab 1.2 1.3 1.4 2.05 1.59 1.75 81 66 73 321 348 274
TANZANIA
Geita
(8)
6.1         4.8         2.9       3.14       3.74        3.60          613         570        331         298        250         183
UNITED STATES OF AMERICA
Cripple Creek & Victor
(7)
19.2        18.2       17.1       0.62       0.61        0.67          330        329         283         230        220         199
Jerritt Canyon
(9)
–            –
0.5           –           –
7.15           –           –
107            –           –
270
ZIMBABWE
Freda-Rebecca
(6)(10)
–
0.1           –             –
1.66            –            –           9            –            –
417            –
Table includes equity accounted joint ventures.
(1) Attributable production at Moab Khotsong yielded 29,862 ounces which was capitalized against pre-production costs.
(2) Union Reefs ceased production in February 2004.
(3) The yield of AngloGold Ashanti Mineraçáo and Obuasi represents underground operations.
(4) The yield of Bibiani and Iduapriem represents open-pit operations.
(5) The yield at Siguiri arises from the open-pit operations in 2005 and the heap leach operation in 2004
(6) Interest acquired April 26, 2004 with reporting from May 1, 2004.
(7) The yield at Yatela and Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed.
(8) 50 percent holding to April 26, 2004 and 100 percent from this date.
(9) Jerritt Canyon Joint Venture was sold effective June 30, 2003.
(10) Freda-Rebecca was sold effective September 1, 2004.

SOUTH AFRICA
Location: AngloGold Ashanti’s South Africa region includes seven underground operations located in two geographic areas on the Witwatersrand Basin. These are:
·     the Vaal River area, near Klerksdorp and Orkney, in the North West Province and Free State, where the Great Noligwa,
Kopanang, Tau Lekoa and Moab Khotsong (which remains under development) mines are located; and
·     the West Wits area, near Carletonville, straddling the North West Province and Gauteng, where the Mponeng, TauTona and Savuka mines are located.
The group’s surface metallurgical reclamation operation, Ergo, located near Johannesburg in the province of Gauteng ceased production in 2005, and is currently being closed in terms of environmental legislation, a process that is expected to take some years to complete.
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
Gold occurs in laterally extensive quartz pebble conglomerate horizons termed reefs that are generally less than two meters thick and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. There is still much debate about the origin of the gold mineralization in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates but there has been a swing to an epigenetic origin theory. Nonetheless, the most fundamental control to the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

Operating performance: Year-on-year comparative figures have been adjusted to exclude the Ergo operation. Production declined 6 percent to 2.676 million ounces in 2005, from 2.857 million ounces in 2004 (2003: 3,078 million ounces). Total cash costs rose by 2 percent in 2005 to $291 per ounce as a result of the decline in gold production, from $284 per ounce in 2004
(2003: $248 per ounce). This was partially offset by cost savings initiatives implemented in the region. In local currency terms, costs in 2005 decreased to R59,343 per kilogram (2004: R60,223 per kilogram – 2003: R54,624 per kilogram). The major cost-saving project undertaken in the region resulted in a savings of $76 million, primarily as a result of operational efficiencies
(81 percent), improved procurement practices (15 percent) and restructuring (4 percent).
A two-year wage agreement was reached with South African labor unions in August 2005, following a three-day strike, the first industry-wide wage strike since 1987. See “Item 6D.: Employees – South African operations”.
Capital expenditure in 2005 amounted to $347 million, 4 percent higher than that of 2004 at $335 million (2003: $327 million), with expansion capital accounting for 40 percent of this, and the balance being spent on ore reserve development (49 percent)
and stay-in-business expenditure (11 percent). Major components of the expansion capital were projects at Moab Khotsong
($62 million), Mponeng ($5 million), TauTona ($39 million).
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
Geology: In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the “C” Reef:
·
The Vaal Reef contains approximately 85 percent of the reserve tonnage with mining grades between 10 and 20g/t and comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic.
·
The VCR has a lower grade than the Vaal Reef, and contains approximately 15 percent of the estimated reserves. The economic portion is mainly concentrated in the western part of the lease area and can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg Lavas of the Ventersdorp SuperGroup and the underlying sediments of the
Witwatersrand SuperGroup which creates a distinctive seismic reflector. The VCR is located up to one kilometer above the Vaal Reef.
·
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
Operating and production data for Vaal River operations
Great Noligwa
Kopanang
Tau Lekoa
Moab Khotsong
(1)
2005
Pay limit (oz/t) 0.34 0.35 0.17
Pay limit (g/t) 11.81 11.95 5.93
Recovered grade (oz/t) 0.27 0.22 0.12
Recovered grade (g/t) 9.30 7.38 3.96
Gold production (000 oz) 693 482 265
Total cash costs ($/oz)
(1)
264 277 410
Total production costs ($/oz)
(1)
354 363 555
Capital expenditure ($ million) 43 41 15 44
Employees
(2)
5,704 5,506 3,021 1,320
Outside contractors
(2)
1,152 524 1,084 1,201
2004
Pay limit (oz/t) 0.38 0.39 0.18
Pay limit (g/t) 13.01 13.51 6.31
Recovered grade (oz/t) 0.30 0.21 0.11
Recovered grade (g/t) 10.38 7.37 3.87
Gold production (000 oz) 795 486 293
Total cash costs ($/oz)
(1)
231 281 370
Total production costs ($/oz)
(1)
268 325 444
Capital expenditure ($ million) 36 38 25 80
Employees
(2)
6,192 5,758 3,398 1,066
Outside contractors
(2)
908 554 854 808
2003
Pay limit (oz/t) 0.34 0.32 0.14
Pay limit (g/t) 11.53 10.96 4.90
Recovered grade (oz/t) 0.31 0.21 0.12
Recovered grade (g/t) 10.57 7.07 4.24
Gold production (000 oz) 812 497 322
Total cash costs ($/oz)
(1)
218 266 294
Total production costs ($/oz)
(1)
243 294 345
Capital expenditure ($ million) 22 12 7 67
Employees
(2)
6,819 6,131 3,450 1,020
Outside contractors
(2)
1,002 835 689 772
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

Operating performance:
Great Noligwa: Volumes mined decreased largely because of a slow start-up at the beginning of the year and after rock engineering and geological constraints forced crews to move to lower grade areas of the mine, thereby interrupting and reducing production to 693,000 ounces from the 795,000 ounces produced in 2004 (2003: 812,000). The yield declined by
10 percent to 9.3g/t from 10.38g/t in 2004 (2003: 10.57g/t), owing to lower face values despite a concerted effort to reduce underground lock-up.
Total cash costs were up by 13 percent in rand terms to R53,868 per kilogram from R47,820 per kilogram in 2004, largely as a result of lower production and a decreased by-product contribution from uranium. These were offset by cost-management interventions. In dollar terms, total cash costs rose by 14 percent to $264 per ounce in 2005 from $231 per ounce in 2004
(2003: $218 per ounce). Capital expenditure at $43 million, rose by 19 percent from the $36 million spent in 2004 (2003:
$22 million), and was spent mainly on ore reserve development.
Kopanang: In 2005, gold production at 482,000 ounces was similar to that of 2004’s production of 486,000 ounces (2003:
497,000 ounces). Yield at 7.38g/t in 2005 was comparable with 2004 yield of 7.37g/t (2003: 7.07g/t). Total cash costs, in rand terms, declined by 3 percent to R56,427 per kilogram from R58,220 per kilogram in 2004 thus reflecting savings made as part of the cost-cutting project, as well as improved efficiencies as total employee costs declined. In dollar terms, total cash costs declined by 1 percent to $277 per ounce in 2005, from $281 per ounce in 2004 (2003: $266 per ounce). Capital expenditure of
$41 million was 8 percent higher than 2004’s expenditure of $38 million (2003: $12 million).
Tau Lekoa: At Tau Lekoa, volumes mined declined, with the implementation of a revised mining plan during 2005 that attempted to increase grade by reducing the mining of panels below the cut-off grade. Contract labor was moved from low-
grade pillar mining to higher grade areas to mitigate the effect of this reduction. As a result, the yield rose by 2 percent to
3.96g/t in 2005 from a yield of 3.87g/t in 2004 (2003: 4.24g/t). As a result of lower volumes, gold production at 265,000 ounces in 2005, showed a 10 percent decline on 2004’s production of 293,000 ounces (2003: 322,000 ounces). Total cash costs increased from $370 per ounce in 2004 to $410 per ounce in 2005 (2003: $294 per ounce). Capital expenditure at $15 million declined by 40 percent on 2004’s spend of $25 million (2003: $7 million).
Moab Khotsong: The 30,000 ounces of gold produced in 2005 is not included in the region’s production, as revenue is capitalized against pre-production costs. Capital expenditure for 2005 amounted to $44 million, compared with the $80 million spent in 2004.
Growth prospects: Moab Khotsong is the largest of South Africa’s current projects. Located in the Vaal River area, the project involves sinking, constructing and equipping the shaft systems to a depth of 3,130 meters below surface, providing access tunnels to the reef horizon on 85, 95 and 101 levels, and developing the necessary Ore Reserves. The project is expected to produce 3.6 million ounces of gold from 10 million tonnes of milled ore over 15 years. The project capital cost is estimated at $659 million (at 2005 closing exchange rate), of which $629 million has been spent to date. The shaft was commissioned in March 2003 and stoping operations began in November 2003. Moab Khotsong is forecast to reach commercial production of 50,000 ounces in 2006 and full production, at an average of 495,000 ounces per annum, is expected by 2012. The average total cash cost (2006 real terms), is expected to be $252 per ounce over the life-of-mine.
Outlook:
The projections for the Vaal River operations in 2006 are as follows:
·     As mining continues into lower grade areas, production at Great Noligwa is expected to decline further to between
651,000 ounces and 677,000 ounces at a total cash cost of between $258 per ounce and $268 per ounce in 2006. Capital expenditure during 2006 is anticipated to be between $47 million and $49 million, to be spent mostly on ore reserve development.
·
Gold production at Kopanang is expected to decrease to between 457,000 ounces and 475,000 ounces at a total cash cost ranging between $294 per ounce and $306 per ounce. Capital expenditure during 2006 is expected to be between
$36 million and $38 million, to be spent mainly on ore reserve development.
·     Production at Tau Lekoa is expected to decrease to between 207,000 ounces and 215,000 ounces at a total cash cost of between $382 per ounce and $398 per ounce. Capital expenditure is anticipated to be approximately $12 million, to be spent mainly on ore reserve development.

•
Commercial production of the Moab Khotsong mine will commence in 2006, with gold production expected to be between
48,000 ounces and 50,000 ounces for the year. Total cash costs are expected to be between $654 per ounce and
$680 per ounce while capital expenditure of between $82 million and $85 million is planned.
•
West Wits operations
Description: The West Wits operations comprise Mponeng, Savuka and TauTona mines. Savuka and TauTona share a processing plant, whereas Mponeng has its own individual processing plant. These plants comprise crushers, mills, CIP and zinc precipitation and smelting facilities.
Location: The West Wits operations are located near the town of Carletonville in North West Province, south-west of
Johannesburg, straddling the boundary with Gauteng.
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
CIP
Operating and production data for West Wits operations
Mponeng
TauTona
Savuka
2005
Pay limit (oz/t)
0.32 0.67 0.41
Pay limit (g/t) 10.93 23.04 14.05
Recovered grade (oz/t) 0.27 0.28 0.20
Recovered grade (g/t) 9.15 9.62 6.80
Gold production (000 oz) 512 502 126
Total cash costs ($/oz)
(1)
279                                           256                                          430
Total production costs ($/oz)
(1)
383                                           388                                          524
Capital expenditure ($ million) 47 74 6
Employees
(2)
4,897                                        4,459                                        2,178
Outside contractors
(2)
677                                          996                                            147
2004
Pay limit (oz/t)
0.39 0.67 0.41
Pay limit (g/t) 13.26 23.01 14.17
Recovered grade (oz/t) 0.24 0.31 0.18
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

Mponeng
TauTona
Savuka
2003
Pay limit (oz/t)
0.29
0.45
0.45
Pay limit (g/t)
10.08
15.48
15.28
Recovered grade (oz/t)
0.26
0.35
0.17
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
(2)
Average for the year.
Operating performance:
Mponeng: During 2005, overall face values were up and the yield rose by 12 percent to 9.15g/t from 8.14g/t in 2004 (2003:
8.96g/t). As a result, gold production increased by 17 percent from 438,000 ounces in 2004 to 512,000 ounces in 2005 (2003:
499,000 ounces). This increase reflected the positive impact of the below 109 level project. This improved production profile is anticipated to be sustained over the next six years, reaching an expected peak of 517,000 ounces annually by 2007. In local currency terms, total cash costs were at R57,084 per kilogram, 14 percent down on 2004 total cash costs of R66,437 per kilogram as inflationary pressures were offset against the benefit of cost savings initiatives undertaken by the mine, and improved efficiencies as the labor complement declined. In dollar terms, total cash costs declined by 13 percent to $279 per ounce from $322 per ounce in 2004 (2003: $247 per ounce). Capital expenditure at $47 million was 24 percent lower than the
$62 million spent in 2004 (2003: $55 million).
TauTona: During 2005, volumes mined declined as face advance was hampered by seismic activity and face length was lost as longwall panels were mined out against mine boundaries and limits, as expected. The replacement of ground in the shaft pillar has been delayed following a fire and infrastructural commissioning, however, good progress has been made. At the same time, yield fell by 12 percent to 9.62g/t compared to 10.88g/t in 2004 (2003: 12.09g/t), with higher face values being offset by increased off-reef mining owing to geological constraints. As a result, production dropped by 12 percent from
568,000 ounces in 2004, to 502,000 ounces in 2005 (2003: 646,000 ounces). Total cash costs rose by 4 percent to $256 per ounce compared with $245 per ounce in 2004 (2003: $194 per ounce). In rand terms, total cash costs decreased by
R815 million due to efficiencies and cost management interventions. Capital expenditure at $74 million was 14 percent higher than the spend in 2004 of $65 million 2004 (2003: $65 million).
Savuka: An accelerated closure plan has been adopted at Savuka, with final closure expected in March 2006. As planned, overall production declined by 20 percent from 158,000 ounces in 2004 to 126,000 ounces in 2005 (2003: 187,000). Volumes mined decreased in the first quarter of 2005 as adverse ground conditions were experienced on the VCR, but a recovery was made thereafter on the introduction of a rationalized mining plan. This plan involved the cessation of mining of low-grade panels and non-critical development and the introduction of a significantly revised mining plan. Increased off-reef mining at the beginning of 2005 had an impact on grades, although an improvement in mining mix and a significant increase in face values in the second half of 2005 as a result of the revised mining plan, led to a reasonable recovery. The overall grade for the year was
6.80g/t, 10 percent up on the 6.19g/t achieved in 2004 (2003: 5.81g/t). Total cash costs were well maintained following the introduction of severe cost-saving initiatives and replanning of the mine. In local currency, total cash costs decreased
7 percent from 94,036 per kilogram in 2004, to R87,200 per kilogram in 2005, while in dollar terms, cash costs were down
5 percent to $430 per ounce from $455 per ounce in 2004 (2003: $448 per ounce). There was minimal capital expenditure, which at $6 million was down on 2004’s capital expenditure of $8 million (2003: $14 million).

Growth prospects:
Mponeng Shaft Deepening Project: The project involves the deepening the sub-shaft system and the development of access tunnels to the VCR horizon on 113, 116 and 120 levels (from 3,172 meters to 3,372 meters below the surface). The project is expected to produce 4.8 million ounces of gold over a period of 13 years to 2016. The total capital expenditure is estimated at $210 million (at closing 2005 exchange rate), with some $4.2 million (at closing 2005 exchange rate) remaining.
The average project cash cost over the life-of-mine is expected to be approximately $231 per ounce in 2005 real terms.
Stoping operations commenced in May 2004 and good progress continued to be made with the project in 2005.
TauTona:
·     The CLR shaft pillar project allows for stoping operations up to the infrastructure zone of influence. The project, from which production commenced in 2004, is expected to produce 545,000 ounces of gold over a period of 6 years (2004 to
2009), at a capital cost of $45 million (at closing 2005 exchange rate). Of this, $38 million has been spent to date. The expected average project cash cost is $112 per ounce.
·     The VCR development project aims to access the VCR pillar area situated outside the zone of influence (top and eastern block). The project, from which production commenced in 2005, is expected to produce 162,000 ounces of gold over a period of eight years (2005 to 2012), at a capital cost of $19 million (at closing 2005 exchange rate). Of this, $7 million has been spent to date. The expected average project cash cost is $129 per ounce.
·     The CLR reserve block below 120 level, known as TauTona below 120 level project is being accessed via a twin decline system into its geographical center, down to 125 level. The project, from which production will commence in 2009, is expected to produce 2 million ounces of gold over a period of nine years (2009 to 2017), at a capital cost of $154 million
(at closing 2005 exchange rate) Of this, $44 million has been spent to date.
Outlook:
Expectations for 2006 are as follows:
·     Production at Mponeng to decrease to between 495,000 ounces and 515,000 ounces at a total cash cost of between
$278 per ounce and $290 per ounce, with capital expenditure of between $46 million and $48 million, to be spent mostly on ore reserve development.
·
Production at TauTona to remain constant at between 419,000 ounces and 511,000 ounces, while total cash costs are expected to rise to between $267 per ounce and $277 per ounce. Capital expenditure of between $73 million and
$75 million is planned, the bulk of which will be expenditure on the below 123 level project and ore reserve development.
·
Production at Savuka will cease during March 2006. Production of between 14,000 ounces and 15,000 ounces, at a total cash cost of between $613 per ounce and $639 per ounce is anticipated.
ARGENTINA
AngloGold Ashanti has a single operation in Argentina, the Cerro Vanguardia mine. This operation was acquired as part of the Minorco transaction effective March 31, 1999, at which time AngloGold held a 46.25 percent stake. AngloGold Ashanti has a 92.5 percent interest in the Cerro Vanguardia mine following the acquisition of an additional 46.25 percent in July 2002, while the Santa Cruz Province has a 7.5 percent interest.
Description: Cerro Vanguardia consists of multiple small open-pits with high stripping ratios. The orebodies comprise a series of hydrothermal vein deposits containing vast quantities of silver, which is produced as a by-product. Throughput has increased steadily since the first gold was poured in September 1998, from an original design capability of 1,800 tpd to the present level of 2,700 tpd. Cerro Vanguardia’s lease area is 514 square kilometers.

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
·
One set strikes about N40W and generally dips 65 to 90
degrees to the east; while
·
the other set strikes about N75W and the veins dip 60 to
80 degrees to the south.
The veins are typical of epithermal low-temperature, adularia-
sericite character. They consist primarily of quartz in several forms: as massive quartz, banded chalcedonic quartz, and
quartz-cemented breccias. Dark bands in the quartz are due
to finely disseminated pyrite, now oxidized to limonite. Other minerals include minor adularia, sericite, clay, and quartz
pseudomorphs after barite. The veins show sharp contacts
with the surrounding ignimbrite which hosts narrow stockwork zones that are weakly mineralized. The veins appear to have
been cut by a sequence of north-east-trending faults that have southerly movement with no appreciable lateral displacement.

Cerro Vanguardia – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month) 82
Technology
crushers,
ball mill in cyanide,
CCD,
leach,
CIL,
elution,
zinc-precipitation,
electro-winning
Operating and production data for Cerro Vanguardia
2005                              2004                               2003
Pay limit (oz/t)
(1)
0.12                               0.12                               0.12
Pay limit (g/t)
(1)
4.02 4.05 4.28
Recovered grade (oz/t) 0.225 0.222 0.208
Recovered grade (g/t) 7.70 7.60 7.15
Gold production (000 oz) 100% 228 229 226
Gold production (000 oz) 92.50% 211 211 209
Total cash costs ($/oz)
(2)
171 156 143
Total production costs ($/oz)
(2)
270 284 273
Capital expenditure ($ million) 100% 15 13 10
Capital expenditure ($ million) 92.50% 14 12 10
Employees
(3)
487                                389                                339
Outside contractors
(3)
459 402 351
(1)
2003 pay limit figures have been restated to reflect a calculation based on total cash costs.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.
Operating performance: At Cerro Vanguardia (92.5 percent attributable), attributable gold production in 2005 was maintained at 211,000 ounces (2004: 211,000 ounce – 2003: 209,000 ounces). This was despite a decrease in volumes and grade and a maintenance-related mill stoppage in May 2005. Overall, the yield rose by 1 percent to 7.7g/t in 2005 from 7.6g/t in 2004 (2003: 7.15g/t). Total cash costs rose by 10 percent to $171 per ounce from $156 per ounce in 2004 (2003: $143 per ounce), mainly as a result of higher wages (with effect from the second quarter of 2005), increased plant maintenance costs and lower silver by-product credit (resulting from a lower production). These costs were partially offset by cost management initiatives and reduced mine equipment rental costs. Attributable capital expenditure for the year amounted to $14 million,
17 percent higher than the $12 million, spent in 2004 (2003: $10 million). Expenditure was spent mainly on mining equipment.
Growth prospects: During 2005, drilling was conducted on under-explored veins. In 2006, Cerro Vanguardia intends to start an accelerated four-year exploration program to explore the veins within the greater license area with emphasis on high-grade targets.
A scoping study to treat leachable low-grade ores was concluded and during 2006, Cerro Vanguardia expects to construct a pilot heap-leach plant to confirm the viability of an industrial-size heap-leach project to treat low-grade ore. The construction of the pilot plant has received the necessary environmental approvals.
Outlook: Looking forward, Cerro Vanguardia is expected to have attributable production of between 207,000 ounces and
215,000 ounces in 2006, at a total cash cost of between $181 per ounce and $189 per ounce. Attributable capital expenditure is expected to be between $14 million and $16 million.

AUSTRALIA
Acquired at the end of 1999, the Australian operations (formerly Acacia Resources Ltd) comprise only one operation at present, the Sunrise Dam Gold Mine in Western Australia, (AngloGold Ashanti’s interest is 100 percent). Mining ceased at
Union Reefs in the Northern Territory in the third quarter of 2003, and Union Reefs’ assets were sold to the Burnside Joint
Venture in 2004. The Boddington Gold Mine in Western Australia (in which AngloGold Ashanti’s has a 33.33 percent interest), is currently on care and maintenance, pending commencement of the Boddington expansion project.
AngloGold Ashanti Australia exited the Tanami and Central Desert joint ventures during 2005. The 40 percent interest was transferred to Newmont Australia, which has assumed responsibility for outstanding liabilities related to the joint ventures.
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
Operating and production data for Sunrise Dam
2005                            2004                             2003
Pay limit (oz/t)
0.07                             0.07                             0.07
Pay limit (g/t)
2.27                             2.14                             2.26
Recovered grade (oz/t)
0.107
0.110
0.091
Recovered grade (g/t)
3.68
3.46
3.12
Gold production (000 oz)
455
410
358
Total cash costs ($/oz)
(1)
269
260
228
Total production costs ($/oz)
(1)
367
337
299
Capital expenditure ($ million)
34
25
20
Employees
(2)
95                                88                               94
Outside contractors
(2)
280
268
222
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: Production increased by 11 percent to 455,000 ounces in 2005 from 410,000 ounces in 2004 (2003:
358,000 ounces) as mining continued in the high-grade areas in the first half of 2005, as planned. Although mining concentrated on the lower grade northern section of the pit from the third quarter, volumes were supplemented by higher-grade commercial production from the underground project. Recovered grade improved marginally to 3.68g/t compared with 3.46g/t recovered in 2004 which largely offset lower volumes, increased mining costs and higher fuel prices (2003: 3.12g/t). As a result, total cash costs increased by 3 percent from $260 per ounce in 2004 to $269 per ounce in 2005 (2003: $228 per ounce).
Good progress was made with the Sunrise Dam underground project, with 4,096 meters of underground capital development and 2,495 meters of operational development having been completed. Capital expenditure amounted to $34 million, an increase of 36 percent on the $25 million spent in 2004 (2003: $20 million).
Growth prospects: Mining of the open-pit will continue in the lower grade northern section of the mine for most of 2006, but will be supplemented by higher grade ore from the increasing commercial production accessed by development inclines and mining from the underground project.
The three-year underground project involves the development of two declines and 125,000 meters of drilling from surface and underground. Declines have been developed in the vicinity of defined underground reserves, which are now being mined.
Deep drilling to date has confirmed that the sub-vertical, high-grade zones that have been a feature of open-pit mining at
Sunrise Dam continue at depth. Mining will ramp up during 2006 with almost 30 percent of Sunrise Dam production coming from this source. A decision on whether to proceed to larger scale underground mining will be made early in 2007.
Outlook: In 2006, gold production is expected to range between 451,000 ounces and 469,000 ounces at a total cash cost of between $268 per ounce and $278 per ounce. Capital expenditure of between $27 million to $28 million is planned, to be spent largely on further development of the underground expansion project.

• Boddington (attributable 33.33 percent)
Description: Boddington gold mine, which closed at the end of 2001, was an open-pit operation. Formerly operated by
Worsley Alumina, since September 2002 it has been operated by the Boddington Gold Mine Management Company under the direction of the Boddington joint venture partners, namely AngloGold Ashanti (33.33 percent), Newmont Boddington
(44.44 percent) and Newcrest Operations (22.22 percent). In 2006, Newmont entered into an agreement to acquire an additional 22.22 percent interest in Boddington from Newcrest Mining Limited and if successful, will hold a 66.66 percent interest in Boddington, with AngloGold Ashanti retaining its 33.33 percent interest.
Location: The operation is located approximately 100 kilometers south-east of Perth.
Geology: Boddington is located in the Archaean Saddleback greenstone belt in south-west Western Australia. The main zone of gold mineralization occurs reasonably continuously over a strike length of over five kilometers and a width of about one kilometer. The oxide gold mineralization forms a semi-continuous blanket within the upper iron-rich laterite, with more erratic gold distribution in the lower zones. The basement rocks below the oxide zone host gold mineralization with a variety of geological styles, predominantly in andesitic volcanics and diorite intrusions.
Operating and production data for Boddington
2005                          2004                          2003
Pay limit (oz/t)
–                               –                              –
Pay limit (g/t)
–                               –                              –
Recovered grade (oz/t)
–                               –                              –
Recovered grade (g/t)
–                               –                              –
Gold production (000 oz) 100%
–
–
–
Gold production (000 oz) 33.33%
–
–
–
Total cash costs ($/oz)
(1)
–
–
–
Total production costs ($/oz)
(1)
–
–
–
Capital expenditure ($ million) 100%
12
8
4
Capital expenditure ($ million) 33.33%
4
3
1
Employees
(2)
18                             12                             12
Outside contractors
(2)
48                             33                             29
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance, Growth prospects and outlook: The operation remained on care and maintenance pending the start of the Boddington expansion project. Work continued on updating the Boddington feasibility study completed originally in
2000. An updated feasibility study on the basement mineralization was completed in late December 2005 and is currently being reviewed by the joint venture partners. The updated study envisages an operation with a throughput of 35.2 million tonnes a year, producing an average of 815,000 ounces of gold and 32,100 tonnes of copper a year (with 272,000 ounces of gold and 10,700 tonnes of copper attributable to AngloGold Ashanti), over a life-of-mine of 17 years. The estimated attributable capital cost is $432 million.
• Union Reefs
AngloGold Ashanti sold its interest in the Union Reefs assets in August 2004 to the Burnside Joint Venture.
Description: Mining ceased at the Union Reefs open-pit operations in the third quarter of 2003, and the treatment plant was placed on care and maintenance.
Location: Union Reefs lies some 160 kilometers south-east of Darwin, between the townships of Pine Creek and Adelaide
River in Northern Territory.

Operating and production data for Union Reefs
2005                          2004                         2003
Pay limit (oz/t)
–                               –
0.05
Pay limit (g/t)
–                               –
1.61
Recovered grade (oz/t)
–                               –
0.033
Recovered grade (g/t)
–                               –
1.12
Gold production (000 oz) – – 74
Total cash costs ($/oz)
(1)
– – 272
Total production costs ($/oz) – – 365
Capital expenditure ($ million) – – –
Employees
(2)
–
8                            50
Outside contractors
(2)
–
3                            72
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
BRAZIL
AngloGold Ashanti’s operations in Brazil were acquired as part of the Minorco transaction effective March 31, 1999 and comprise the wholly-owned AngloGold Ashanti Mineração (formerly Morro Velho) and a 50 percent interest in the Mineração
Serra Grande mines. In 2005, these mines produced 346,000 attributable ounces of gold at a total cash cost of $169 and
$158 per ounce respectively.
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

• AngloGold Ashanti Mineração (formerly Morro Velho)
Description: Since the closing of the Mina Velha underground mine in 2003 and the Engenho D’Água open-pit in 2004, ore is now sourced from the Cuiabá underground mine, (this ore is treated at the Queiroz plant) and from the Córrego do Sítio heap-
leach operation. In January 2005, the board approved a major expansion at Cuiabá at an estimated cost of $121 million.
Location: AngloGold Ashanti Mineração has mining rights over 30,698 hectares in the state of Minas Gerais, in south-eastern
Brazil. The AngloGold Ashanti Mineração complex is located in the municipalities of Nova Lima, Sabará and Santa Bárbara, near the city of Belo Horizonte in the State of Minas Gerais in south-eastern Brazil..
Geology: The area in which AngloGold Ashanti Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. The geology of the Iron
Quadrangle is composed of Proterozoic and Archaean volcanosedimentary sequences and Pre-Cambrian granitic complexes.
The host to the gold mineralization is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das
Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group.
Cuiabá mine, located at Sabara Municipality, has gold mineralization associated with sulphides and quartz veins in Banded
Ironstone Formation (BIF) and volcanic sequences. At this mine, structural control and fluids flow ascension are the most important factors for gold mineralization with a common association between large-scale shear zones and their associated structures. Where BIF is mineralized, the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.
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
Operating and production data for AngloGold Ashanti Mineração
2005                              2004                              2003
Pay limit (oz/t)
(1)
0.11                               0.11                              0.09
Pay limit (g/t)
(1)
3.86
3.85
3.16
Recovered grade (oz/t)
0.197
0.222
0.190
Recovered grade (g/t)
6.76
7.62
6.84
Gold production (000 oz)
250
240
228
Total cash costs ($/oz)
(2)
169
133
141
Total production costs ($/oz)
(2)
260
200
206
Capital expenditure ($ million)
71
32
25
Employees
(3)
1,363
1,222
1,286
Outside contractors
(3)
1,234
1,021
950
(1)
2003 pay limit figures have been restated to reflect a calculation based on total cash costs.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.
Operating performance: Volumes processed at AngloGold Ashanti Mineração declined in the first quarter of 2005 as a result of decreasing tonnages from both the Córrego do Sítio and Cuiabá mines. The situation was exacerbated when heavy rains resulted in the accumulation of waste material during this period. However production recovered from the second quarter, aided by the addition to production from the clean-up of the old Morro Velho facilities and higher heap leach recoveries at
Córrego do Sítio, so that the year-on-year volumes increased by 15 percent. Consequently, gold production rose by 4 percent to 250,000 ounces from 240,000 ounces in 2004 (2003: 228,000 ounces), although the yield achieved decreased by
11 percent to 6.76g/t compared with 7.62g/t in 2004 (2003: 6.84g/t). Total cash costs increased by 27 percent from $133 per ounce in 2004 to $169 per ounce in 2005 (2003: $141 per ounce). This increase was largely as a result of an appreciation in the Brazilian real, inflation and the high cost of the clean-up of old production facilities at Morro Velho. These increases were partially offset by higher production and acid by-product credit. Capital expenditure rose significantly as work began on the
Cuiabá expansion project – as detailed below.
Growth prospects: In January 2005, the board approved a project to increase production at the Cuiabá mine from
830,000 tonnes per annum to 1.3 million tonnes per annum, at an estimated capital cost of $121 million. In July 2005, additional capital of $5.5 million was approved for the upgrade of the power supply and main substation to 230kV. This upgrade should result in a reduction in energy costs.
The Cuiabá expansion project will involve the deepening of the mine from 11 level to 21 level and an increase in production from 190,000 ounces to 250,000 ounces per year from the beginning of 2007. The project is currently in progress and on schedule. Construction and commissioning are scheduled for 2006 and production ramp-up is scheduled for the beginning of
2007. By December 2005, committed capital expenditure amounted to about $100 million.
The Lamego conceptual study was completed in December 2004. A pre-feasibility study began in 2005 and will continue into
2006. The ramp to the Carruagem orebody reached its target in December 2005 and development of this orebody and mining are scheduled for 2006. The drilling campaign will continue in 2006.
At Córrego do Sítio. metallurgical testwork on samples of ore from the Cachorro Bravo orebody continued in 2005. Results are being analysed and additional testwork is scheduled for 2006 with samples from other orebodies. Drilling will continue in 2006 in Carvoaria Velha, Laranjeiras, Cristina and other orebodies.
As part of the pre-feasibility study, the development of the draft connecting the Cachorro Bravo and Carvoaria Velha orebodies will continue in 2006. Mining is planned for the Cachorro Bravo orebody to provide data for mine planning. It is planned to open the Laranjeiras orebody to increase ore resources.
Outlook: In 2006, production is expected to decrease to between 234,000 ounces and 244,000 ounces, at an estimated total cash cost of between $164 per ounce and $170 per ounce. Capital expenditure is anticipated to rise to between $98 million and $103 million, with some $70 million being spent on the Cuiabá expansion project, $16 million to stay-in-business and
$15 million on other projects including Lamego ($4 million) and Córrego do Sítio ($8 million).
• Serra Grande (attributable 50 percent)
Description: Serra Grande (50 percent attributable to AngloGold Ashanti) is co-owned with Kinross Gold Corporation. In terms of the Serra Grande joint venture agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande. The operation comprises two underground mines, Mina III and Mina Nova.
Location: The Serra Grande operations are located 5 kilometers from the city of Crixás in the north-western areas of the
Goiás State in central Brazil. Serra Grande controls, or has an interest in, approximately 21,096 hectares in and around the
Crixás mining district. .
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
Operating and production data for Serra Grande
2005                              2004                             2003
Pay limit (oz/t)
(1)
0.09                               0.09                             0.12
Pay limit (g/t)
(1)
3.02                              3 .17                             4.15
Recovered grade (oz/t)
0.231
0.228
0.230
Recovered grade (g/t)
7.93
7.80
7.88
Gold production (000 oz) 100%
192
187
190
Gold production (000 oz) 50%
96
94
95
Total cash costs ($/oz)
(2)
158
134
109
Total production costs ($/oz)
(2)
229
223
200
Capital expenditure ($ million) 100%
13
7
7
Capital expenditure ($ million) 50%
7
4
3
Employees
(3)
566                               514                               519
Outside contractors
(3)
209
196
123
(1)
2002 and 2003 pay limit figures have been restated to reflect a calculation based on total cash costs.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.
Operating performance: In 2005, volumes mined and processed at Serra Grande remained steady, while the yield increased by 2 percent to 7.93g/t from 7.80g/t in 2004 (2003: 7.88g/t), given the higher grade of the quartz veins. As a result, attributable gold production rose by 2 percent to 96,000 ounces from 94,000 ounces in 2004 (2003: 95,000 ounces). Total cash costs rose by 18 percent to $158 per ounce from $134 per ounce in 2004 (2003: $109 per ounce) largely as a result of the appreciation in the Brazilian real, higher primary development capitalization and higher production costs. Capital expenditure of $7 million was
75 percent higher than the $4 million expenditure in 2004, and was spent mainly on primary development and mine equipment acquisition (2003: $3 million).
Growth prospects: Plant capacity is planned to increase from current capacity of 750,000 tonnes to 800,000 tonnes annually to compensate for lower grades. An exploration program is also planned to improve resources and reserves from deeper areas of the Mina Nova and Structure IV. Additionally, a study will be carried out to prove the viability of mining the Mina III open-pit.
Outlook: Production at Serra Grande is expected to decline to between 186,000 ounces and 194,000 ounces (between
93,000 and 97,000 ounces of attributable production) in 2006, at a total cash cost of $179 per ounce to $187 per ounce.
Capital expenditure of $12 million ($6 million attributable) is planned.

GHANA
AngloGold Ashanti’s operations in Ghana are the Bibiani, Iduapriem and Obuasi mines, which together produced
680,000 ounces of attributable gold in 2005, at a total cash cost of $339 per ounce.
Description: AngloGold Ashanti has three operations in Ghana: the Obuasi mine (which comprises both surface and underground operations), the Iduapriem mine (open-pit) and the Bibiani mine (open-pit with underground development).
Ghana – Summary of metallurgical operations
                               Obuasi
Sulphide Treatment
Plant
Tailings Treatment
Plant
Bibiani                           Iduapriem
Gold plants
Capacity (000 tonnes/month)
210
160
225
375
Technology
BIOX
process,
cyanide leaching,
CIL,
electro-winning
CIP,
ball mills,
cyanide leaching,
electro-winning
CIL,
crushers
CIP,
heap-leaching,
SAG mill,
elution

• Obuasi
Description: The Obuasi is primarily an underground operation, although some surface mining still takes place. The ore is processed by two main treatment plants: the sulphide treatment plant (for underground ore) and the tailings treatment plant (for tailings reclamation operations). A third plant, the oxide treatment plant, is used to batch treat remnant open-pit ore and stockpiles, of which there are adequate tonnages to keep the plant operational until 2008.
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
Operating and production data for Obuasi
2005
(1)
2004                           2003
Pay limit (oz/t)
(2)
0.177                          0.188
–
Pay limit (g/t)
6.06                           6.43
–
Recovered grade (oz/t)
(2)
0.076
0.090
–
Recovered grade (g/t)
2.60
3.08
–
Gold production (000 oz)
391
255
–
Total cash costs ($/oz)
(3)
345
305
–
Total production costs ($/oz)
(3)
532
443
–
Capital expenditure ($ million)
78
32
–
Employees
(4)
5,852                         6,029
–
Outside contractors
(4)
2,443
718
–
(1)
For the eight months from May 2004.
(2)
Pay limits refer to underground ore resources while recovered grade refers to the combined mill throughput which includes tailings and surface material.
(3)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(4)
Average for the period.
Operating performance: Production improved modestly during the course of 2005. Initial increases came with the start of mining of the Kubi pit surface oxides and latterly as a result of some improvements in mining mix and flexibility. (For 2004, production was reported for the last eight months of the year only). Delayed access to high-grade areas as a result of unstable ground had a negative impact on grades, from 3.08g/t in 2004 to 2.60g/t in 2005, although measures were put in place to reduce dilution and more effectively identify and mine quality tonnes. Overall however, operational performance continued to be hampered by inadequately drilled and developed reserves. A breakdown of the motor at the semi-autogeneous mill at the main processing plant in the first quarter adversely affected tonnage throughput; this was further exacerbated by the failure of the primary crusher in the third quarter. As a result, total production amounted to 391,000 ounces for the year, compared with
255,000 ounces of gold production for the eight months May to December 2004. Total cash costs of $345 per ounces, was
13 percent higher than the 2004 total cash cost of $305 per ounce). Capital expenditure in 2005 amounted to $78 million
(2004: $32 million), mainly on infrastructural upgrades, the refrigeration project, exploration and shaft equipment.
Growth prospects: A key reason for the business combination between AngloGold and Ashanti, the development of the deep-
level ore deposits at the Obuasi mine (referred to as Obuasi Deeps), remains a major objective. Should the project proceed, it could extend the life-of-mine by 35 years. An investment in excess of $44 million over the next four years on further exploration and the necessary feasibility studies. Depending upon the results, the full development of Obuasi Deeps may proceed. Initial scoping studies have indicated that the development of Obuasi Deeps will require an estimated capital expenditure of around $570 million in real terms over the anticipated life-of-mine.

Outlook: Based on current performance, the original production target of 500,000 ounces per year is unlikely to be reached.
The revised production target for 2006 is between 407,000 ounces and 423,000 ounces at a total cash cost of between
$319 per ounce and $332 per ounce. Capital expenditure in 2006 is expected to be between $88 million and $92 million, mainly on exploration, completion of the fridge plants, infrastructure upgrades and the replacement of equipment and malaria control.
·      Bibiani
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
Operating and production data for Bibiani
2005
(1)
2004                           2003
Pay limit (oz/t)
0.020                         0.020
–
Pay limit (g/t)
0.70                           0.70
–
Recovered grade (oz/t)
0.043
0.056
–
Recovered grade (g/t)
1.46
1.93
–
Gold production (000 oz)
115
105
–
Total cash costs ($/oz)
(2)
305
251
–
Total production costs ($/oz)
(2)
522
400
–
Capital expenditure ($ million)
7
7
–
Employees
(3)
462                            479
–
Outside contractors
(3)
140
392
–
(1)
For the eight months from May 2004.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.
Operating performance: Opencast operations ceased in the main pit in January 2005. As planned, the mill processed a combination of opencast ore from the remaining pits and stockpiles as well as old tailings, resulting in drop in recovered grade from 1.93g/t in 2004 to 1.46g/t in 2005. A larger-than-expected tonnage of opencast ore was available from both the satellite pits and the stockpiles and this was processed in preference to the old tailings. The satellite pits were depleted in
December 2005 and the stockpiles depleted in January 2006. The mill will process only old tailings from February 2006 onwards.
Production attributable to AngloGold Ashanti rose by 10 percent to 115,000 ounces (2004: For the eight months May to
December – 105,000 ounces), while total cash costs increased to $305 per ounce from $251 per ounce, as overall volumes declined. Capital expenditure at $7 million (2004: $7 million) was spent mainly on the underground feasibility study and old tailings reclamation project.
Growth prospects: A study is currently in progress to assess the viability of recommencing mining operations in the main pit by way of a cut back that would cater for the extraction of Mineral Resources to a depth of approximately 60 meters below the current pit floor.

Following the start of the evaluation of the opencast cut back, underground exploration and feasibility work was suspended in
July 2005 and the underground mine was put on care and maintenance.
Outlook: Gold production in 2006 is expected to decrease to between 54,000 ounces and 56,000 ounces with the old tailings as the main treatment material. Total cash costs of between $297 per ounce and $309 per ounce are forecast. Planned capital expenditure, principally on the tailings embankment raise, will be between $0.5 million and $1 million.
With the ongoing rationalization, the employee complement at Bibiani will reduce from 462 to 226 (excluding contractors).
·    Iduapriem (attributable 85 percent)
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
Operating and production data for Iduapriem
2005
(1)
2004                            2003
Pay limit (oz/t)
0.023                         0.022
–
Pay limit (g/t)
0.72                           0.76
–
Recovered grade (oz/t)
0.050
0.051
–
Recovered grade (g/t)
1.71
1.76
–
Gold production (000 oz) 100%
205
147
–
Gold production (000 oz) 85%
174
125
–
Total cash costs ($/oz)
(2)
348
303
–
Total production costs ($/oz)
(2)
477
448
–
Capital expenditure ($ million) 100%
5
4
–
Capital expenditure ($ million) 85%
4
3
–
Employees
(3)
698                            709
–
Outside contractors
(3)
585
597
–
(1)
For the eight months from May 2004.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.
Operating performance: At Iduapriem, attributable gold production increased to 174,000 ounces from the 125,000 ounces produced during the eight months, May to December 2004. Recovered grade decreased to 1.71g/t in 2005 from 1.76g/t in
2004. The increased production was primarily as a result of improved plant availability and consequently increased throughput. This is despite the crushing and conveyor problems experienced in the second quarter of 2005. A mine-to-mill study undertaken in the first half of the year focused on optimizing the front-end crushing system to increase crusher and plant throughput. This was largely successful although some unexpected downstream problems have arisen which are currently being addressed.
Total cash costs increased to $348 per ounce (2004: $303 per ounce) due to a combination of below budget gold production and increases in contract mining costs and prices of major consumables such as fuel, cyanide and lime.

Attributable capital expenditure was marginally higher than the $3 million spent in 2004, to $4 million in 2005 and was spent mainly on the mobilization of additional equipment, exploration and development, and the implementation of social programs in neighboring communities.
Growth prospects: In 2005, re-engineering studies principally focused on the crushing and CIP plants, but covering the entire business, will be undertaken with a view to reducing the cost per tonne and increasing the number of ounces in the ore reserve and the NPV of the properties.
A scoping study will also be undertaken to evaluate the economics of exploiting the considerable low grade Mineral Resources of the other properties which lie in the Tarkwain conglomerates extending below the economic limit of the open-pits.
Outlook: At Iduapriem, attributable gold production is expected to rise to between 185,000 ounces and 193,000 ounces in
2006, at a total cash cost of between $302 per ounce and $314 per ounce. Capital expenditure of between $14 million and
$15 million will be spent mainly on tailings dam wall lifts and upgrades to the crushing plant and milling circuit.
GUINEA
The Siguiri mine is AngloGold Ashanti’s only operation in the Republic of Guinea in West Africa.
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
Gold plants
Capacity (000 tonnes/month) 750
Technology
crushers,
heap-leach
CIP
Operating and production data for Siguiri
2005
(1)
2004                           2003
Pay limit (oz/t)
0.017                         0.017
–
Pay limit (g/t)
0.55                           0.59
–
Recovered grade (oz/t) 0.035 0.032 –
Recovered grade (g/t) 1.21 1.10 –
Gold production (000 oz) – 100% 289 98 –
Gold production (000 oz) – 85% 246 83 –
Total cash costs ($/oz)
(2)
301 443 –
Total production costs ($/oz)
(2)
451 578 –
Capital expenditure ($ million) – 100% 36 57 –
Capital expenditure ($ million) – 85% 31 48 –
Employees
(3)
1,170                         1,194
–
Outside contractors
(3)
808 1,412 –
(1)
For the eight months from May 2004.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.
Operating performance: Production at Siguiri rose during the year as the mine made the transition from heap-leach operations to the newly commissioned CIP plant. This was despite the delay in construction of the plant, problems, experienced in commissioning and a series of pipeline failures which hampered optimal performance. Recovered graded increased from 1.10g/t in 2004 to 1.21g/t in 2005, while total attributable production for the year amounted to 246,000 ounces from the 83,000 ounces produced for the eight months May to December 2004. Total cash costs of $301 per ounce reflected a
32 percent decrease on the $443 in 2004, while capital expenditure of $36 million (2004: 57 million) was spent mainly on completion of the CIP plant.
On July 27, 2005, agreement was reached between AngloGold Ashanti and the government of Guinea to amend the
Convention de Base (stability agreement) which regulates the company’s operations in Guinea and to resolve any outstanding disputes. (A dispute between the parties in 2004 had led to government embargoes on the sale of gold and the import of fuel, which had a significant impact on production). As part of the settlement, AngloGold Ashanti agreed to pay the government a sum of $7 million and to meet the historical and follow-up fees and costs of a consultant retained by the government to advise and assist it in its negotiations to resolve the dispute. The government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against AngloGold Ashanti.
Growth prospects: The newly commissioned CIP project has changed the complexion of this operation. Whereas Siguiri was previously a heap-leach operation, constrained by limited economically treatable Mineral Resources, the mine is now able to economically exploit the saprolitic ores that extend below the base of the existing pits. There is still considerable exploration potential proximal to the existing mine infrastructure. In 2005, Level 3 exploration was conducted on a number of targets in
Block 1 and on the most promising target in Block 2. Success was achieved particularly from two targets north of but proximal to the mine, namely Kintinian and Eureka North. Kintinian remains open ended and delineation work is to continue in 2006.
Resource conversion work (inferred to indicated) is also to commence on the 2005 discoveries whilst a further 600,000 new ounces are being targeted in the 2006 Level 3 exploration program.

Outlook: It is expected that in 2006, attributable production will be between 250,000 ounces and 260,000 ounces as residual heap-leach ounces are depleted and CIP makes up all production. The total cash cost is expected to be between $308 per ounce and $320 per ounce. Capital expenditure is projected to be between $21 million and $22 million and will be spent mainly on a tailings storage facility, tailings pipeline replacement and exploration drilling.
MALI
AngloGold Ashanti has interests in three operations in the West African country of Mali in partnership with other parties. These operations are Sadiola, Yatela and Morila, which are all operated by AngloGold Ashanti. All three operations are managed by
AngloGold Ashanti.
In 2005, the Malian operations produced 528,000 ounces of attributable gold production at a total cash cost of $220 per ounce.
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
Location: The mine is situated 77 kilometers south of the regional capital, Kayes.
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
Operating and production data for Sadiola
2005                          2004                          2003
Pay limit (oz/t)
0.05                           0.06                          0.05
Pay limit (g/t)
1.80                           1.76                          1.68
Recovered grade (oz/t)
0.080
0.081
0.081
Recovered grade (g/t)
2.73
2.77
2.77
Gold production (000 oz) 100%
442
459
452
Gold production (000 oz) 38%
168
174
172
Total cash costs ($/oz)
(1)
265
242
210
Total production costs ($/oz)
(1)
440
448
401
Capital expenditure ($ million) 100%
18
16
10
Capital expenditure ($ million) 38%
7
6
4
Employees
(2)
584                            550                            492
Outside contractors
(2)
661
609
549
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: Attributable production declined by 3 percent to 168,000 ounces in 2005, from 174,000 ounces in
2004 (2003: 172,000 ounces) as tonnage throughput decreased. A mill breakdown in the second quarter of 2005 had an impact on production. The yield at 2.73g/t was comparable with the 2.77g/t recovered in 2004 (2003: 2.77g/t), despite the processing of lower grade oxides in the latter half of 2005. Total cash costs rose by 10 percent to $265 per ounce from $242 per ounce in 2004, mainly due to the significant increase in fuel costs during the year (2003: $210 per ounce). Capital expenditure increased by 17 percent to $7 million (2004: $6 million – 2003: $4 million). The main areas of expenditure were cyanide recovery and plant modifications, exploration, grid power studies and mining infrastructure.
Growth prospects: A pre-feasibility study into mining of the hard sulphide ore was completed and showed that this would be uneconomical at current levels of metallurgical recoveries. Further metallurgical test work will be conducted during 2006 on improving recoveries. A feasibility study and infill drilling will continue once that has been successfully achieved.
Outlook: In 2006, attributable production at Sadiola is expected to increase to between 185,000 ounces and 193,000 ounces, at a total cash cost of between $302 per ounce and $314 per ounce. Planned attributable capital expenditure of $7 million will be spent mainly on housing, contractor camp relocation, gravity concentration test work, exploration and the deep sulphide feasibility study.

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
Operating and production data for Yatela
2005                           2004                          2003
Pay limit (oz/t)
0.05                            0.06                          0.06
Pay limit (g/t)
1.66                            1.96                          2.04
Stacked grade (oz/t)
0.087
0.099
0.083
Stacked grade (g/t)
2.99
3.41
2.84
Gold production (000 oz) 100%
246
242
218
Gold production (000 oz) 40%
98
97
87
Total cash costs ($/oz)
(1)
263                            255                            235
Total production costs ($/oz)
(1)
347                            320                            333
Capital expenditure ($ million) 100%
5
7
14
Capital expenditure ($ million) 40%
2
3
6
Employees
(2)
210                            208                            190
Outside contractors
(2)
700                            825                            736
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: Tonnages processed at Yatela increased during 2005 while the recovered grade decreased by
12 percent to 2.99g/t from 3.41g/t in 2004 (2003: 2.84g/t). Attributable production rose marginally to 98,000 ounces (2004:
97,000 ounces – 2003: 87,000 ounces). Total cash costs rose by only 3 percent to $263 per ounce from $255 per ounce in
2004 as fuel and mining contractor costs increased (2003: $235 per ounce). This was offset by improved cost performance in other areas, including the significant benefit realized from reduced cement consumption and costs by the move from bottom-lift stacking of the heap-leach pad to top-lift stacking. Capital expenditure of $2 million was 33 percent lower than the $3 million spent in 2004 (2003: $6 million). Capital expenditure was incurred mainly on heap-leach pad construction.
Growth prospects: Mining of heap leachable ore will cease in mid-2007 after which leaching and rinsing of the heaps will continue for some months. The potential for a small amount of sulphide ore below the existing Alamoutala deposit to be treated at Sadiola is being investigated.
Outlook: In 2006, Yatela’s attributable production is expected to rise to between 118,000 ounces and 122,000 ounces at a total cash cost of $249 per ounce to $259 per ounce. Capital expenditure attributable to AngloGold Ashanti is planned at
$0.2 million, to be spent mainly on the final extension of the overland conveyor.

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
Operating and production data for Morila
2005                           2004                          2003
Pay limit (oz/t)
0.07                           0.09                           0.06
Pay limit (g/t)
2.27                           2.81                           2.14
Recovered grade (oz/t)
0.158
0.130
0.221
Recovered grade (g/t)
5.41
4.57
7.56
Gold production (000 oz) 100%
655
510
794
Gold production (000 oz) 40%
262
204
318
Total cash costs ($/oz)
(1)
191
196
108
Total production costs ($/oz)
(1)
298                            270                            176
Capital expenditure ($ million) 100%
5
5
12
Capital expenditure ($ million) 40%
2
2
4
Employees
(2)
478                            479                             453
Outside contractors
(2)
705
919
874
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: Production at Morila rose in 2005 from 204,000 attributable ounces in 2004, to 262,000 attributable ounces in 2005 (2003: 318,0000 attributable ounces). This was as a result of higher tonnages and an increase in the overall grade to 5.41g/t from 4.57g/t achieved in 2004 (2003: 7.56g/t). A strike by mining contractor employees in the third quarter affected both tonnages and costs. Overall, however, total cash costs were contained at $191 per ounce (2004: $196 per ounce – 2003 $108 per ounce) – amongst the best in the industry. Capital expenditure at $2 million was unchanged from that spent in 2004 (2003: $4 million), and was incurred mainly on plant modification, infill drilling and the purchase of a tower crane.
Growth prospects: A regional drilling program, with a view to finding another significant orebody, is being conducted over the next two years at a cost of $6 million.
Outlook: In 2006, gold production is expected to decrease to between 215,000 ounces and 223,000 ounces, at a total cash cost of $274 per ounce to $286 per ounce. Capital expenditure of about $0.8 million is anticipated.

NAMIBIA
AngloGold Ashanti has a single operation in Namibia, the Navachab mine.
Description: After having obtained an
additional 30 percent interest in 1999,
AngloGold Ashanti holds a 100 percent
interest in the Navachab open-pit gold mine
near Karibib in Namibia, which has been in
production since 1990.
Location: Navachab is located near Karibib in
Namibia, on the southern west coast of Africa.
Geology: The Navachab deposit is hosted by
Damaran greenschistamphibolite facies, calc-
silicates, marbles and volcanoclastics. The
rocks have been intruded by granites,
pegmatites and (quartz-porphyry dykes) aplite
and have also been deformed into a series of
alternating dome and basin structures. The
mineralized zone forms a sheet-like body
which plunges at an angle of approximately
20 degree to the north-west. The
mineralization is predominantly hosted in a
sheeted vein set (±60 percent) and a
replacement skarn body (±40 percent).
The gold is very fine-grained and associated with pyrrhotite, and minor to trace amounts of pyrite, chalcopyrite, maldonite and bismuthinite. Approximately 80 percent of the gold is free milling.
Navachab – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month)
110
Technology
crushing,
SAG milling,
cyanide leach,
CIP,
elution,
electro-winning
Operating and production data for Navachab
2005                           2004                          2003
Pay limit (oz/t)
0.05                           0.05                           0.04
Pay limit (g/t)
1.65                           1.46                           1.38
Recovered grade (oz/t)
0.060
0.046
0.051
Recovered grade (g/t)
2.05
1.59
1.75
Gold production (000 oz) 100%
81
66
73
Total cash costs ($/oz)
(1)
321                             348                            274
Total production costs ($/oz)
(1)
333                             424                            329
Capital expenditure ($ million) 100%
5
21
2
Employees
(2)(3)
315                             251                            180
Outside contractors
(2)(3)
–
–
209
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
(3)
No mining labor, contract or otherwise, was on site during the first half of 2004.

Operating performance: In 2004, AngloGold Ashanti assumed control of the mining operations at Navachab from the mining contractor, employing additional people and purchasing its own equipment. This transition to owner-mining meant that only limited operations were conducted in the first half of that year. In 2005, gold production rose by 21 percent to 81,000 (2004:
66,000 ounces – 2003: 73,000 ounces) as grade increased to 2.05g/t from 1.59g/t achieved in 2004 (2003: 1.75g/t). A crusher failure in April 2005 resulted in significant downtime, adversely affecting tonnages in the second quarter. Total cash costs decreased by 8 percent from $348 per ounce in 2004 to $321 per ounce in 2005, as a result of the increased gold production
(2003: $274 per ounce). Capital expenditure of $5 million was significantly down on the $21 million spent in 2004
(2003: $2 million), and was incurred mainly on additional owner-mining facilities, mining equipment, plant automation and ongoing exploration.
Growth prospects: Previous studies on a potential pit expansion which was then uneconomical, are being reconsidered given the current outlook for the gold price. Several brownfields prospects are located within trucking distance and are currently under investigation.
Outlook: Gold production is expected to rise to between 81,000 ounces and 85,000 ounces in 2006, at a total cash cost of
$301 per ounce to $313 per ounce. Capital expenditure of $1.4 million is planned.
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

Geita – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month) 490
Technology
crushing,
SAG milling,
ball mill,
gravity concentration,
cyanide leach,
CIP,
elution,
electro-winning
Operating and production data for Geita
2005                        2004
(1)
2003
(1)
Pay limit (oz/t)
0.07                          0.09                          0.06
Pay limit (g/t)
2.27                          2.81                         2.16
Recovered grade (oz/t) 0.092 0.109 0.105
Recovered grade (g/t) 3.14 3.74 3.60
Gold production (000 oz) 100% 613 692 661
Gold production (000 oz) 100 % attributable from May 2004 613 570 331
Total cash costs ($/oz)
(2)
298 250 183
Total production costs ($/oz)
(2)
419 335 224
Capital expenditure ($ million) 100% 78 14 20
Capital expenditure ($ million) 100 % attributable from May 2004 78 13 10
Employees
(3)
1,066                            661                           643
Outside contractors
(3)
1,214 1,595 1,437
(1)
Prior to April 26, 2004, AngloGold held a 50 percent stake.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.
Operating performance: In 2005, total gold production decreased to 613,000 ounces from 692,000 ounces in 2004 (2003:
661,000 ounces), largely as a result of a 16 percent decline in yield to 3.14g/t (2004: 3.74g/t – 2003: 3.60g/t)) as the high-grade ore in the current cut-back was depleted. The high-grade ore of the next phase of mining in the Nyankanga pit is likely to be accessed by the end of September 2006.
A change from contract to owner-mining was implemented in order to address spiraling contractor mining costs, and this change was successfully completed by the end of July 2005. Benefits began to flow through in the last quarter of 2005 but as a result of the change over to owner-mining, a contract termination fee of $9 million was incurred and this is reflected in the income statement.
Total cash costs rose by 19 percent from $250 per ounce in 2004 to $298 per ounce in 2005 (2003: $183 per ounce) as a result of lower production, low contractor efficiencies and increased fuel costs. Capital expenditure of $78 million (2004:
$13 million – 2003: $10 million) reflected the cost of the ore haulage fleet purchased as a result of the transition to owner-
mining, ongoing exploration and tailings dam upgrades.
Growth prospects: Exploration on the identification and generation of resources to the inferred category, as well as the conversion of resources into reserves, will continue. Current inferred resources are expected to add four years to life-of-mine reserves but significant further brownfields potential is expected, both surface and underground.
Outlook: Gold production is set to decline to between 562,000 ounces to 585,000 ounces in 2006, at an expected total cash cost of between $297 per ounce and $309 per ounce. Capital expenditure of between $86 million and $89 million is planned, to be spent mainly on mining equipment, workshop facilities, road construction, grid power studies and ongoing exploration.

UNITED STATES OF AMERICA
AngloGold Ashanti acquired its operations in the United States of America from Minorco, effective March 31, 1999 and comprise the wholly-owned AngloGold Ashanti (Colorado) Corp., which holds a 67 percent interest in the Cripple Creek &
Victor Gold Mining Company (CC&V) in Colorado with a 100 percent interest in gold produced. AngloGold Ashanti owns
100 percent of Big Springs in Nevada, which is currently in the final stages of rehabilitation and closure. AngloGold Ashanti’s stake in the Jerritt Canyon Joint Venture was sold to Queenstake Resources USA Inc., with effect from June 30, 2003, but as reporting on all production and operations owned over a three-year period is required, information pertaining to Jerritt Canyon is reported.
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
Geology: The district of Cripple Creek is centered on an intensely altered alkaline, tertiary-aged, diatreme-volcanic, intrusive complex, approximately circular in shape covering 18.4 square kilometers, surrounded by older Precambrian rocks. The
Precambrian rocks consist of biotite gneiss, granodiorite and quartz monzonite intrusions which were in turn intruded by the
1 GA Pikes Peak granite.
The intersection of these four units and regional tectonic events formed an area of regional dilation which subsequently facilitated the formation of the tertiary-aged, volcanic complex. The majority of the complex then infilled with the eruptive phase
Cripple Creek Breccia host rock. This complex was subsequently intruded by a series of tertiary-aged intrusive dykes and sills ranging in composition from syenite to phonolite/ phonotephrite to lamprophyre. These intrusive occupy all of the dominant district structural orientations as well as laccoliths, cryptodomes and surficial flows. District structures are generally near vertical and strike north-north-west to northeast. These structures are commonly intruded by phonolite dykes which appear to have also acted s primary conduits for the late-stage gold mineralizing solutions. Higher grade pods of mineralization occur at structural intersections and/or as sheeted vein zones along zones of strike deflection. High-grade gold mineralization is associated with K-feldspar + pyrite +/- carbonate alteration and occurs adjacent to the major structural and intrusive dyke zones. The broader zones of disseminated mineralization occur primarily as micro-fracture halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.
The average depth of oxidation is 120 meters and is also developed along major structural zones to even greater depths.
Individual orebodies can be tabular, pipe-like, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or native gold after gold-silver tellurides. Gold occurs within hydrous iron and manganese oxides and as gold-silver tellurides. Silver is present but is economically unimportant. Gold mineralization can be encapsulated by iron and manganese oxides, pyrite, K-feldspar alteration and quartz.
Operating and production data for Cripple Creek & Victor operations
2005                         2004                         2003
Pay limit (oz/t)
0.01                          0.01                          0.01
Pay limit (g/t)
0.34                         0.34                           0.34
Recovered grade (oz/t)
0.018
0.018
0.020
Recovered grade (g/t)
0.62
0.61
0.67
Gold production (000 oz)
330
329
283
Total cash costs ($/oz)
(1)
230
220
199
Total production costs ($/oz)
(1)
418
365
389
Capital expenditure ($ million)
8
16
24
Employees
(2)
313                           313                           326
Outside contractors
(2)
44                            74                            121
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: Record tonnages were crushed as placed on the leach pad in 2005 with over 21.2 million tons processed through the primary gyratory crusher. Gold production rose from the 329,000 ounces produced in 2004, to
330,000 ounces in 2005 (2003: 283,000 ounces), The yield, at 0.62g/t, was similar to that of 0.61g/t in 2004 (2003: 0.67g/t).
Total cash costs were $230 per ounce, 5 percent higher than the $220 per ounce achieved in 2004 (2003: 199 per ounce), as a result of increased equipment maintenance costs and higher commodity costs, particularly diesel. Capital expenditure of
$8 million was markedly down on the $16 million spent in 2004 (2003: $24 million) and was incurred mainly on exploration and major mine equipment rebuilds.
Growth prospects: The expansion project completed in 2003 has increased average annual gold production by 40 percent and extended the life-of-mine from 2008 to at least 2013, and should yield an additional 2.8 million ounces of production over this period.

Outlook: In 2006, gold production is expected to be consistent between 323,000 ounces to 337,000 ounces with expected total cash costs of $238 per ounce to $248 per ounce. Capital expenditure is planned to rise to $12 million for exploration, haul truck purchase, major mine equipment rebuilds, and engineering for load-out bin relocation..
• Jerritt Canyon Joint Venture
The operation was sold with effect from June 30, 2003.
Operating and production data for Jerritt Canyon operations
2005                            2004
2003
(1)
Pay limit (oz/t) (open-pit)
–
–
Depleted
Pay limit (g/t) (open-pit)
–
–
Depleted
Pay limit (oz/t) (underground) average
–
–
0.22
Pay limit (g/t) (underground) average
–
–
7.55
Recovered grade (oz/t) milled
–
–
0.209
Recovered grade (g/t) milled
–
–
7.15
Gold production (000 oz) – 100%
–
–
153
Gold production (000 oz) -70%
–
–
107
Total cash costs ($/oz)
(2)
–
–
270
Total production costs ($/oz)
(2)
–
–
364
Capital expenditure ($ million) – 100%
–
–
4
Capital expenditure ($ million) – 70%
–
–
2
Employees
(3)
–                                –
291
Outside contractors
(3)
–                                –                               4
(1)
The operation was sold with effect from June 30, 2003.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.
ZIMBABWE
The Freda-Rebecca, a former Ashanti operation, was owned by AngloGold Ashanti for only four months in 2004. The operation was sold with effect from September 1, 2004 to South African-based Mwana Africa Holdings for $2 million.
Operating and production data for Freda-Rebecca
2005                        2004
(1)
2003
Pay limit (oz/t)
–                              –                                 –
Pay limit (g/t)
–                              –                                 –
Recovered grade (oz/t)
–
0.048
–
Recovered grade (g/t)
–
1.66
–
Gold production (000 oz)
–
9
–
Total cash costs ($/oz)
(2)
–
417
–
Total production costs ($/oz)
(2)
–
556
–
Capital expenditure ($ million)
–
1
–
Employees
(3)
–                            687
–
Outside contractors
(3)
–
58
–
(1)
For the four months from May 2004 through August 2004. The mine was sold effective September 1, 2004.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.

Rights to mine and title to properties
AngloGold Ashanti’s rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. In a number of countries in which AngloGold Ashanti operates there are, in some cases, certain restrictions in terms of the group’s ability to independently move assets out of that country and/or transfer the assets within the group, without the prior consent of the local government or minority shareholders involved.
Argentina
According to Argentinean mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for, exploit and dispose of mines as owners by means of a legal license granted by a competent authority under the provisions of the Argentine Mining Code. The legal licenses granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code. In Argentina, the usual ways of transferring rights over mining licenses are: to sell the license; to lease such license; or to assign the rights under such a license by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia – AngloGold Ashanti’s operation in Argentina – the mining title holder is its partner, Fomicruz, and due to the Usufruct Agreement signed between them and Cerro Vanguardia SA on December 27, 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on December 27, 2036.
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
It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the discretion of the respective State or Territory’s minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.
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
AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations, and both the group and its joint venture partners are fully authorized to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti’s operations in Australia.

Brazil
In Brazil, there are two basic mining rights:
•
a license for the exploration stage, valid up to three years, renewable once; and
• a Mining Concession or Mine Manifest, valid for the life of the deposit.
In general, exploration licenses are granted on a first-come, first-served basis. Mining concessions are granted to the holders of exploration licenses that manage to prove the existence of a Mineral Resource and have been licensed by the environmental competent authority.
Mine Manifests (mining titles granted in 1936) and Mining Concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period until depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral Production (DNPM) who acts as inspecting entity for mining activities. Obligations of the titleholder include:
•
the start of construction, as per an approved development plan, within six months of the issuance of the concession;
• extracting solely the substances indicated in the concession;
• communicating to the DNPM the discovery of a mineral substance not included in the concession title;
• complying with environmental requirements;
• restoring the areas degraded by mining; refrain from interrupting exploitation for more than six months; and
• reporting annually on operations.
The difference between a Mine Manifest and a Mining Concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a Mine Manifest than a Mining Concession although, in practice, it is possible for a Manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti’s operations in Brazil have indefinite mining licenses.
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
The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by parliament. A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate license is required for some other activities, including the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without prior written approval of the Minister of Mines.

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
Violation of these provisions of the Mining Law is a criminal offence. The law also gives the Minister of Mines power to investigate and report on the ownership and control of any mining company. The Mining Law also gives the government the right to acquire a special share (Golden Share) in a mining company in order to protect the assets of the relevant company and to reflect and further the intentions of the provisions of the Mining Law relating to control of a mining company. The government has retained its Golden Share in relation to AngloGold Ashanti’s assets and operations in Ghana.
Prior to the business combination between AngloGold and Ashanti, AngloGold and the government of Ghana agreed the terms of a Stability Agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination.
Payments and allowances: The Mining Law provides that royalties are payable by the holder of a mining lease to the State at rates of between 3 percent and 12 percent of total minerals revenue, depending on a formula set out in mineral royalty regulations. The formula is determined by calculating the ratio of revenue minus operating costs, interest and capital allowances to total revenue. A ratio of 30 percent or lower will attract a royalty of 3 percent. For every 1 percent that the ratio exceeds 30 percent, the amount of the royalty will increase by 0.0225 percent up to a maximum of 12 percent. The laws of
Ghana currently provide for income tax at a rate of 25 percent. The Mining Law provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits. AngloGold Ashanti and the government of Ghana have entered into the Stability Agreement with respect to the payment of royalties and taxes as detailed previously.

Under the Stability Agreement, the government of Ghana agreed:
•
to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;
•
to maintain for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in
Ghana at a rate of 3 percent per annum of the total revenue from minerals obtained by AngloGold Ashanti from such mining operations;
• to ensure that the income tax would not exceed a rate of 30 percent for a period of fifteen years;
•
that a sale of AngloGold Ashanti’s or any of its subsidiaries' assets located in Ghana remain subject to the government's approval;
•
to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
•
to retain its special rights (Golden Share) under the provisions of the mining law pertaining to the control of a mining company, in respect of the assets and operations in Ghana.
The government of Ghana also agreed that AngloGold Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination. In consideration of these agreements and undertakings,
AngloGold Ashanti issued to the government of Ghana 2,658,000 ordinary shares and paid to the government of Ghana
$5 million in cash, promptly after the implementation of the business combination. AngloGold Ashanti also paid to the government of Ghana, on the date of the completion of the business combination, an additional $5 million in cash towards the transaction costs incurred by the government of Ghana in its role as regulator.
In 2002, the Ghanaian tax legislation was changed so that unutilized losses and capital allowances existing at January 1, 2001 can only be carried forward to December 31, 2006. If not used by that time they will be lost. Losses and capital allowances incurred after January 1, 2001 can be carried forward without limit.
Retention of foreign earnings: Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the acquisition of machinery and equipment as well as for certain other payments, such as debt service payments and dividends. Where the net earnings of a holder of a mining lease are in foreign currency, the holder is permitted to retain not less than 25 percent of foreign exchange earnings in an external bank account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, such as dividend and debt service payments.
AngloGold Ashanti’s operations in Ghana are permitted to retain 80 percent of its foreign exchange earnings in such an account. In addition, the company has permission from the Bank of Ghana to retain and use, outside of Ghana, dollars required to meet payments to the company’s hedge counterparts which cannot be met from the cash resources of its treasury company.
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

Reconnaissance and prospecting licenses are normally granted for up to 12 months and three years respectively, subject to renewal. A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving
‘localization’, being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.
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
• becomes insolvent or bankrupt;
•
makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known, to be false; or
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
operations.
A range of activities and breaches of the Mining Law, including obstructing the government from exercising its pre-emption right and conducting mining, prospecting or related activities other than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is 500,000 cedis (at the current exchange rate, equivalent to approximately $50) and the maximum term of imprisonment is two years.
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
Iduapriem has title to a 33 square kilometers mining lease granted on April 19, 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease.

Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of
26 years. The terms and conditions of these leases are consistent with similar leases granted in respect of the Obuasi mining lease.
Proposed amendment to Mining Law: A Minerals and Mining Act (the Act) has been enacted by the parliament of Ghana. If the Act receives Presidential Assent it will repeal and replace the Minerals and Mining Law. For the most part the Act consolidates with modifications to the existing law.
The key material modifications to the current regime proposed in the Act are:
•
the right of the government to acquire a 10 percent ‘free-carried’ interest in a mining company is to be amended so that, in future, it will be acquired on terms prescribed or on terms to be agreed; the Act does not currently prescribe any terms. In addition, the right of the government to acquire a further 20 percent interest in the rights and obligations of the mineral operations in relation to mineral rights is to be deleted;
•
provisions for stability agreements to be entered into by the Minister of Mines, on behalf of the Republic, with approval of parliament to ensure that the holders of mining rights are not adversely affected by changes in law for a period of 15 years and for development agreements to be entered into, with the approval of Parliament between the Minister of Mines, on behalf of the Republic, and a mining company where the proposed investment is greater than $500 million to deal with, in addition to matters relating to environmental liabilities, the exercise of discretion and settlement of disputes;
• compensation principles for disturbance of an owner’s surface rights;
•
royalties are payable by the holder of a mining lease at a rate of 4 percent to replace the existing sliding scale of 3 -
12 percent for gold produced from its mining operations; and
•
although the right of the government to be issued with a special share in a mining company still exists, the consent of the special shareholder will only be required for the disposal of a mining lease and/or material assets, which are situated in
Ghana.
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
The group’s Guinea subsidiary, Société Ashanti Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on November 11, 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic Ore Reserves.
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
Key elements of the Convention de Base are:
•
the government of Guinea holds a 15 percent free-carried or non-contributory interest; a royalty of 3 percent based on a spot gold price of less than $475, and 5 percent based on a spot gold price above $475, as fixed on the London Gold
Bullion Market, is payable on the value of gold exported; a local development tax of 0.4 percent is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10 percent income tax; mining goods imported into
Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
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
In addition to the export tax payable to the government of Guinea, a royalty on production may be payable to the International
Finance Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM). Pursuant to the option agreement between UM and Golden Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining Company
Limited (CMC) or GSM, which payment obligation has been assigned to AngloGold Ashanti (Ghana) Limited, on a sliding scale of between 2.5 percent and 7.5 percent, based on the spot gold price per ounce between $350 and $475, subject to indexing from January 1, 1995, to a cumulative maximum of $60 million. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC calculated on the same basis but at half the rate payable to UM, to a maximum of $7.8 million.
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
Both permits referred to above include a Mining Convention (Convention d’Etablissement) covering exploration, mining, treatment and marketing in a comprehensive document. This outlines the general conditions with regard to exploration (work program, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programs for local labor, protection of the environment, reclamation, safety, hygiene and settlement of disputes).
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
Once an economically viable deposit has been identified, an application for an exploitation permit is submitted to the National
Director of Mines. This application must be made prior to the expiry of the exploration permit. The application document must contain a map and co-ordinates, a receipt for payment of fixed rights and surface fees and a summary of technical and financial capabilities. The exploitation title is granted following a thorough investigation.
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
The current 15-year license expires in 2018.

South Africa
The Mineral and Petroleum Resources Development Act: In October 2002, the President of South Africa assented to the
Mineral and Petroleum Resources Development Act (MPRDA), which was passed by the Parliament of South Africa in June
2002 and came into effect on May 1 2004. The MPRDA vests custodianship of South Africa’s mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. For further details relating to the MPRDA and the associated broad-based socio-economic empowerment charter and related scorecard, as well as AngloGold Ashanti’s progress in converting existing rights in terms of the new legislation, see Item 3D.: Risk factors –AngloGold Ashanti’s new order mineral rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.
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
The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are:
•
prospecting licenses;
• retention licenses; and
• mining licenses.
A prospecting license grants the holder thereof the exclusive right to prospect in the area covered by the license for all minerals, other than building and gemstones, for a period of three years. Thereafter, the license is renewable for two further periods of two years each. On each renewal of a prospecting license, 50 percent of the area covered by the license must be relinquished. Before application is made for a prospecting license, a prospecting reconnaissance for a maximum area of
5,000 square kilometers is issued for a period of two years after which a three-year prospecting license is applied for. A company applying for a prospecting license must, inter alia, state the financial and technical resources available to it. A retention license can also be requested from the Minister, after the expiry of the 3-2-2-year prospecting license period, for reasons ranging from funds to technical considerations.
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

United States of America
Mineral rights, as well as surface rights, in the United States are owned by private parties, state governments and the federal government. Most land prospective for precious metals exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the General Mining Law of
1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.
Authorizations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.
The Cripple Creek & Victor Gold Mining Company joint venture consists almost entirely of owned patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately
7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life-of-
mine permits.
Ore Reserves
The tables below set out the group’s proven and probable Ore Reserves as of December 31, 2005 and 2004, in both imperial and metric units.
Ore Reserve estimates in this annual report on Form 20-F are reported in accordance with the requirements of the SEC’s
Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti’s existing rights to mine, or within the renewal periods of AngloGold Ashanti’s rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See
“Item 4B.: Business overview — Rights to mine and title to properties”, “— Safety and Health”, and “Item 4D.: Property, plant and equipment”.
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
In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-
dimensional model of the orebody using assumed values for gold price, operating costs and metallurgical recoveries. An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these assumptions. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-
off grade is applied which determines the ore blocks to be treated and included in the Ore Reserves. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as proven or probable constitute the ore reserve.

In determining the economic parameters to be used, AngloGold Ashanti has been guided by the preferred position of the SEC, whereby the economic parameters used are based on a three-year historical average. For 2005 Ore Reserves were determined assuming a gold price of $400 per ounce and exchange rates of ZAR 6.75 = $1 and A$1.39 = $1. Ore Reserves have been determined at a gold price of $400 per ounce with sensitivities at $450 per ounce. In respect of AngloGold Ashanti’s South
African and Australian assets, exchange rates of ZAR6.75 = $1 and A$1.39 = $1 respectively have been assumed.
In 2004 the prices that were used are as follows:
·
AngloGold Ashanti’s South African assets, Ore Reserves were determined assuming a gold price of $375 per ounce and an exchange rate of ZAR 7.86 = $1.
·
in respect of assets in Mali, Namibia and Tanzania, Ore Reserves were determined assuming a gold price of $375 per ounce.
·
in respect of assets in Argentina and Brazil, Ore Reserves were determined assuming a gold price of $375 per ounce.
·
Ore Reserves for Cripple Creek & Victor in the USA were determined assuming a gold price of $375 per ounce.
·
Ore Reserves for the Australian assets were determined assuming a gold price of $234 per ounce and at an exchange rate of
A$1.82 = $1 for Boddington (based upon the gold price and exchange rate assumed for the 2000 feasibility study) and at $375 per ounce and an exchange rate of A$1.43 = $1 for Sunrise Dam.
The ore reserve estimates in this document include Ore Reserves below current infrastructure in the case of certain South African mines. However, these Ore Reserves have been determined based upon completed pre-feasibility studies.
In accordance with the preferred position of the SEC, based on the estimated average of gold price and exchange rates for the three years ended December 31, 2005, which yields gold prices of around $400 per ounce; A$556 per ounce and R86,808 per kilogram, AngloGold Ashanti’s Proved and Probable Ore Reserves have been determined to be 63.3 million ounces as at
December 31, 2005. The reduction in the company’s Ore Reserves, as compared to those at December 31, 2004, amounted to 15.6 million ounces, 7.0 million ounces of which is due to depletion, 6.4 million ounces is due to the use of the lower rand gold price of R86,808 per kilogram and the remaining 2.2 million ounces reduction is due to geological model and scope changes. These reductions in Proved and Probable Ore Reserves are primarily at three of the South African mines, namely
Moab Khotsong, Mponeng and Tau Lekoa, for reasons detailed below:
·   in the case of Moab Khotsong a reduction of 5.4 million ounces is due to:
o    the removal of 1.3 million ounces from the existing project as a result of a reduction in the mine call factor, and
o    the removal of the “Moab Khotsong Phase 2 Project” (4.1 million ounces) following the use of the lower rand gold price;
·   in the case of Mponeng a reduction of 1.7 million ounces is due to:
o    the removal of 0.4 million ounces as a result of a reduction in the mine call factor, and
o    the removal of the “Mponeng below 120 level Ventersdorp Contact Reef Project” (1.3 million ounces) following the use of the lower rand gold price; and
·   in the case of Tau Lekoa, a reduction of 1.6 million ounces is primarily due to the use of the lower rand gold price.
It should be noted that in Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserves and Mineral
Resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004) and the South
African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC 2000) respectively. The SEC’ does not recognize
Mineral Resources. Accordingly, AngloGold does not report estimates of Mineral Resources in this annual report on Form 20-F.
Audit of 2004 Mineral Resource and Ore Reserve statement
During the course of the year, the AngloGold Ashanti 2004 Mineral Resource and Ore Reserve statement were submitted to independent consultants for review. The Mineral Resources and Ore Reserves from six of AngloGold Ashanti’s global operations were selected and subjected to review. The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti’s reserves and resources were evaluated. It is the company’s intention to repeat this process so that all its operations will be audited over a three-year period. The audit of those operations selected for review during 2006 is currently in progress.
AngloGold Ashanti’s Ore Reserve statements have been prepared by the competent persons who manage AngloGold
Ashanti’s Ore Reserves. See “Item 6.: Directors, senior management and employees”.

Ore Reserves: Imperial
At December 31, 2005
Proven Ore Reserves
(1)
Probable Ore Reserves
(1)
Metallurgical
Gold
Gold
Recovery
Tons
(8)
Grade        Content
(1)
Tons
(8)
Grade       Content
(1)
Factor
(mill)         (oz/ton)           (mill oz)         (mill)
(oz/ton)         (mill oz)
%
South Africa
Vaal River
Great Noligwa 6.6 0.252 1.7 12.2 0.240 2.9 97.1
Kopanang
(6)
1.2 0.282 0.4 21.7 0.237 5.2 97.7
Moab Khotsong 0.7 0.274 0.2 9.4 0.364 3.4 97.6
Tau Lekoa 4.3 0.122 0.5 4.2 0.118 0.5 96.7
West Wits
Mponeng                                                          2.1
0.204 0.4 18.1 0.227 4.1 98.4
Savuka
(3)
0.0 0.241 0.0 0.0 0.263 0.0 97.6
TauTona
(2)
1.0 0.340 0.3 15.5 0.318 4.9 97.7
Surface
Surface sources 0.0 0.000 0.0 126.9 0.018 2.3 73.1
Ergo
(7)
- - - - - - -
Argentina
Cerro Vanguardia (92.5%)
(4)
1.7 0.233 0.4 4.9 0.190 0.9 95.2
Australia
Boddington (33.33%)
(4)
45.4 0.029 1.3 102.6 0.025 2.5 n/a
Sunrise Dam 7.2 0.062 0.4 10.4 0.128 1.3 82-90
(5)
Brazil
AngloGold Ashanti Mineraçáo 2.3 0.187 0.4 9.5 0.219 2.1 87-92.5
(5)
Serra Grande (50%)
(4)
0.7 0.138 0.1 1.4 0.208 0.3 92.8-96.1
(5)
Ghana
Bibiani 4.4 0.030 0.1 0.4 0.027 0.0 60
Iduapriem (85%)
(4)
27.4 0.052 1.4 8.1 0.053 0.4 94
Obuasi 11.8 0.078 0.9 42.9 0.180 7.7 75-81.9
(5)
Guinea
Siguiri (85%)
(4)
26.0 0.018 0.5 40.5 0.029 1.2 93.5
Mali
Morila (40%)
(4)
7.0 0.094 0.7 2.7 0.106 0.3 89-91.5
(5)
Sadiola (38%)
(4)
3.0 0.057 0.2 5.8 0.119 0.7 75-93
(5)
Yatela (40%)
(4)
0.6 0.039 0.0 1.7 0.116 0.2 75-85
(5)
Namibia
Navachab 1.3 0.054 0.1 9.8 0.048 0.5 87-92
(5)
Tanzania
Geita 24.3 0.099 2.4 44.5 0.137 6.1 66-95
(5)
United States of America
Cripple Creek & Victor 96.3 0.025 2.4 35.0 0.025 0.9 62
Total
(9)
275.3
0.054
14.9
528.2
0.092
48.4
(1)
Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)
Probable Ore Reserves include reserves below infrastructure. See table below.
(3)
Negligible proven and probable Ore Reserves as the mine is closing.
(4)
Ore reserves attributable to AngloGold Ashanti’s percentage interest shown.
(5)
Recovery factor varies according to ore type.
(6)
A mining license for Edom has been approved.
(7)
Ergo was closed in March 2005.
(8)
Tons refer to a short ton, which is equivalent to 2000lbs avoirdupois.
(9)
7.86 percent of proven and probable Ore Reserves have been determined using drill-hole spacing wider than 1,000 x 1,000 feet, at certain of the South
African mines.
The 2005 probable Ore Reserves include reserves below infrastructure in the case of the following South African mine:
Mine
Tons (millions)
Grade (ounces/ton)
Gold Content (million ounces)
TauTona                                                                                     4.8
0.342 1.7
Total                                                                                          4.8
0.342 1.7
The Ore Reserves in respect of the remaining AngloGold Ashanti underground mines do not include any Ore Reserves below infrastructure.

Ore Reserves: Imperial
At December 31, 2004
Proven Ore Reserves
(1)
Probable Ore Reserves
(1)
Metallurgical
Gold
Gold
Recovery
Tons
(7)
Grade
Content
(1)
Tons
(7)
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
(5)
Brazil
AngloGold Ashanti Mineraçáo 2.1 0.202 0.4 8.8 0.222 1.9 87-92.9
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
(8)
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
(7)
Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.
(8)
12 percent of proven and probable Ore Reserves have been determined using drill-hole spacing wider than 1,000 x 1,000 feet, at certain of the South
African mines.
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
0.325 7.1
The Ore Reserves in respect of the remaining AngloGold Ashanti underground mines do not include any Ore Reserves below infrastructure.

Ore Reserves: Metric
At December 31, 2005
Proven Ore Reserves
(1)
Probable Ore Reserves
(1)
Metallurgical
Gold
Gold
Recovery
Tonnes
Grade
Content
Tonnes
Grade
Content
Factor
(mill)
(g/t)
(tonnes)
(mill)
(g/t)
(tonnes)
%
South Africa
Vaal River
Great Noligwa 6.0 8.65 52.2 11.1 8.23 91.2 97.1
Kopanang
(6)
1.1 9.66 10.9 19.7 8.13 160.4 97.7
Moab Khotsong 0.6 9.39 6.0 8.5 12.46 106.4 97.6
Tau Lekoa 3.9 4.17 16.1 3.8 4.05 15.3 96.7
West Wits
Mponeng 1.9 7.01 13.1 16.4 7.79 127.6 98.4
Savuka 0.0 8.27 0.2 0.0 9.02 0.3 97.6
TauTona
(2)
0.9 11.66 10.5 14.1 10.92 153.5 97.7
Surface
Surface sources 0.0 0.00 0.0 115.1 0.61 70.3 73.1
Ergo
(7)
- - - - - - -
Argentina
Cerro Vanguardia (92.5%)
(4)
1.6 7.99 12.6 4.5 6.53
29.2                    95.2
Australia
Boddington (33.33%)
(4)
41.2 1.01 41.4 93.1 0.85 78.8 n/a
Sunrise Dam 6.5 2.11 13.7 9.4 4.39 41.4 82.90
Brazil
AngloGold Ashanti Mineraçáo 2.1 6.4 13.2 8.6 7.5 64.4 87-92.5
(5)
Serra Grande (50%)
(4)
0.6 4.72 3.0 1.2 7.14 8.8 92.8-96.1
(5)
Ghana
Bibiani 4.0 1.03 4.1 0.4 0.93 0.3 60
Iduapriem (85%)
(4)
24.8 1.78 44.1 7.3 1.81 13.3 94
Obuasi 10.7 2.67 28.5 39.0 6.17 240.4 75-81.9
(5)
Guinea
Siguiri (85%)
(4)
23.6 0.62 14.5 36.7 1.00 36.6 93.5
Mali
Morila (40%)
(4)
6.4 3.21 20.5 2.5 3.63 9.0 89-91.5
(5)
Sadiola (38%)
(4)
2.8 1.95 5.4 5.3 4.09 21.5 75-93
(5)
Yatela (40%)
(4)
0.5 1.33 0.7 1.5 3.97 6.1 75-85
(5)
Namibia
Navachab 1.2 1.85 2.2 8.9 1.65 14.7 87-92
(5)
Tanzania
Geita 22.1 3.40 75.1 40.4 4.69 189.2 66-95
(5)
United States of America
Cripple Creek & Victor 87.4 0.86 75.4 31.8 0.86 27.4 62
Total
(8)
249.8
1.86
463.4
479.2
3.14
1506.0
(1)
Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)
Probable Ore Reserves include reserves below infrastructure. See table below.
(3)
Negligible proven and probable Ore Reserves as the mine is closing.
(4)
Ore reserves attributable to AngloGold Ashanti’s percentage interest shown.
(5)
Recovery factor varies according to ore type.
(6)
A mining license for Edom has been approved.
(7)
Ergo was closed in March 2005.
(8)
7.86 percent of proven and probable Ore Reserves have been determined using drill-hole spacing wider than 1,000 x 1,000 feet, at certain of the South
African mines.
The 2005 probable Ore Reserves include reserves below infrastructure in the case of the following South African mine:
Mine
Tonnes (millions)
Grade (grams/tonne)
Gold Content (tonnes)
TauTona                                                                                   4.4
11.73 51.378
Total                                                                                        4.4
11.73 51.378
The Ore Reserves in respect of the remaining AngloGold Ashanti underground mines do not include any Ore Reserves below infrastructure.

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
(5)
Brazil
AngloGold Ashanti Mineraçáo 1.9 6.92 12.9 8.0 7.62 60.6 87-92.9
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
(7)
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
(7)
12 percent of proven and probable Ore Reserves have been determined using drill-hole spacing wider than 1,000 x 1,000 feet, at certain of the South
African mines.
The 2004 probable Ore Reserves include reserves below infrastructure in the case of the following South African mines:
Mine
Tonnes (millions)
Grade (grams/tonne)
Gold Content (tonnes)
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
At December 31, 2005
Tons (million)
Grade (ounces/ton)
Gold content (million
ounces)
South Africa
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
Surface
(2)
0.000 – 0.000
Surface
Surface sources
(2)
0.000 – 0.000
Ergo
(2)
0.000 – 0.000
Argentina
Cerro Vanguardia (92.5%)
0.077 0.205 0.016
Australia
Boddington (33.33%)
0.000 – 0.000
Sunrise Dam 5.310 0.050 0.263
Brazil
 AngloGold Ashanti Mineraçáo
0.044 0.226 0.010
Serra Grande (50%) 0.047 0.203 0.010
Ghana
Bibiani
0.000 – 0.000
Iduapriem (85%) 0.536 0.048 0.026
Obuasi 3.307 0.018 0.058
Guinea
 Siguiri (85%)
23.982 0.016 0.378
Mali
 Morila (40%)
3.536 0.069 0.243
Sadiola (38%) 3.039 0.057 0.173
Yatela (40%) 0.569 0.039 0.022
Namibia
 Navachab
1.286 0.054 0.069
Tanzania
Geita
0.826 0.084 0.069
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

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable Ore Reserves include the following stockpile material:
Stockpiles
(1)
At December 31, 2005
Tonnes (million)
Grade (grams/tonne) Gold content (tonnes)
South Africa
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
Surface
(2)
0.000 – 0.000
Surface
Surface sources
(2)
0.000 – 0.000
Ergo
(2)
0.000 – 0.000
Argentina
Cerro Vanguardia (92.5%)
0.070 7.01 0.492
Australia
Boddington (33.33%)
0.000 – 0.000
Sunrise Dam 4.817 1.70 8.178
Brazil
 AngloGold Ashanti Mineraçáo
0.040 7.76 0.311
Serra Grande (50%) 0.043 6.97 0.296
Ghana
Bibiani
0.000 – 0.000
Iduapriem (85%) 0.486 1.66 0.807
Obuasi 3.000 0.60 1.800
Guinea
 Siguiri (85%)
21.756 0.54 11.744
Mali
 Morila (40%)
3.208 2.36 7.555
Sadiola (38%) 2.757 1.95 5.373
Yatela (40%) 0.517 1.33 0.688
Namibia
 Navachab
1.167 1.85 2.160
Tanzania
Geita
0.750 2.88 2.159
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

Drill hole spacing: Imperial
In determining the proven and probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:
Drill Hole Spacings
Proven Ore Reserves
Probable Ore Reserves
South Africa
Underground sources
Ore body opened up, developed and sampled on a 7 –
10 foot spacing on raise lines and on a 16 x 16 grid
thereafter
From a 130 x 130 foot spacing up to
3200 x 3200 foot spacing
Surface sources
Variable sampling strategies: Belt samplers, cross
stream residue samplers and bulk sampling campaigns
Variable sampling strategies: Belt
samplers, cross stream residue
samplers
Argentina
Cerro Vanguardia 16 x 41 feet 33 x 82 feet
Australia
Boddington
The average weighted distance to samples must be less
than 131 feet of block centroid and more than 25
samples must have been used in the estimation
The average weighted distance to
samples must be less than 197 feet of
block centroid and more than 15
samples must have been used in the
estimation
Sunrise Dam 82 x 82 feet 131 x 131 feet
Brazil
AngloGold Ashanti
Mineraçáo
Two adjacent levels of ore body opened up, developed
and sampled on a 217 x 7 foot interval. Drilling pattern of
196 x 65 feet for Cuiaba Expansion Project.
Two adjacent levels of ore body opened
up, developed and sampled on a 217 x
7 foot interval. Drilling pattern of 196 x
65 feet for Cuiaba Expansion Project.
Serra Grande (50%) 33 x 66 feet and 49 x 98 feet 164 x 328 feet
Ghana
Bibiani 98 x 98 feet 197 x 197 feet
Iduapriem 164 x 164 feet 164 x 246 feet
Obuasi - Surface 66 x 66 feet 98 x 98 feet
Obuasi - Underground 66 x 66 feet 197 x 197 feet
Guinea
 Siguiri
82 x 82 feet 82 x 164 feet
Mali
 Morila
33 x 33 feet 98 x 98 feet
Sadiola 82 x 82 feet 82 x 82 feet and 115 x 148 feet
Yatela 33 x 33 feet and 82 x 82 feet 115 x 145 feet
Namibia
 Navachab
16 x 33 feet and 66 x 66 feet 41 x 82 feet and 98 x 98 feet
Tanzania
Geita
66 x 66 feet 131 x 131 feet
USA
Cripple Creek & Victor
98 x 98 feet 98 x 98 feet

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
Must lie within the A$425 shell and
have a borehole within 34 meter of
block centroid
Sunrise Dam 25 x 25 meter 40 x 40 meter
Brazil
AngloGold Ashanti
Mineraçáo
Two adjacent levels of ore body opened up, developed
and sampled on a 66 x 2 meter interval. Drilling pattern
of 60 x 20 for Cuiabá Expansion Project.
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
The primary external collaborative research programs include:
•
electric drilling: significant progress is being made at TauTona in several key performance areas. Productivity improvements of approximately 15 percent have been achieved in terms of drilling rates and the number of machine operators required for production. Improvements in the cost per meter drilled now allow the unit to compete well with pneumatic machines at the mine. As drilling and blasting is the fundamental rock-breaking process in deep-level, narrow-vein hard-rock mining, the overall objective of a more energy-efficient stope is to move away from compressed air as the primary source of energy.
•
the AMIRA projects:
–
P9N: research into increasing efficiency in comminution and flotation;
–
P420c: research into the gravity and leaching characteristics of gold extraction from both free milling ores and refractory ores; and
– P266d: research into improving the performance of thickeners.
• a University of British Columbia Canada project researching the use of thiosulphate as an alternative lixiviant to cyanide;
• a research project to develop the scale-up data for the thiosulphate gold leaching process; and
• the Mintek (a South African metallurgical research centre based in Johannesburg)
research project, AuTEK, commissioned to develop new industrial uses for gold. The principal fields being investigated are those of catalysis, medical, biological and the nanoparticle.
Primary in-house research programs being carried out in conjunction with private external technology suppliers are to:
•
investigate aspects of open-pit wall stability design (including risk analysis design) and continuous slope stability measurement;
•
investigate the use of GPS systems for drill blast hole location, truck monitoring and the management of ore placement on heaps;
• enhance the engineering design of the New Era Loco as an operational energy modeling system;
•
investigate the arsenic compounds precipitated in the process plant and their long-term stability when discharged to tailings storage facilities;
•
investigate variations to the mine-to-mill process so as to improve blasting efficiencies and effectiveness, monitor fragmentation and improve energy efficiencies in the comminution process. The aim is to reduce energy and costs and improve material handling efficiencies;
• develop expert control systems in both comminution and leaching/gold recovery circuits; and
•
develop and test a chiller performance software program – the final outstanding research project within the Future Mine program.
In addition, AngloGold Ashanti’s wholly owned subsidiary, ISS International Ltd, (ISSI), is a global company specializing in seismic monitoring of mines, engineering structures and earthquakes. The company initiates and undertakes both broad-based and focused research and development to enhance the safety of those working in mining by developing effective monitoring and warning technology systems. ISSI functions on the international stage and its involvement in seismic matters extends well beyond the mining environment;
As a signatory of the International Cyanide Management Institute (ICMI) a decision was taken by AngloGold Ashanti to comply with the International Cyanide Management Code. Consequently, all process operations group-wide for AngloGold Ashanti have been audited by the in-house corporate Cyanide Management Code audit team. Areas of improvement have been identified at the operations and a schedule is in place for the operations to undergo their ICMI external audit to verify compliance with the International Cyanide Management Code. In addition, extensive cyanide speciation studies have been conducted in conjunction with Mintek at the various plants in the South Africa region to determine, on both a macro and a micro-scale, the environmental impacts of cyanide in residue material. This has enabled a clearer understanding of the environmental impacts of cyanide and has led to the implementation of a strategy to ensure compliance with the requirements of the International Cyanide Management Code.

Cyanide management covers:
•
compliance with the International Cyanide Management Code;
•
consumption by installation of continuous cyanide and weak-acid dissociable cyanide measuring devices with process control base on a forward control loop;
• cyanide recovery using the Hannah process system;
• cyanide destruction using a number of proprietary processes; and
• cyanide destruction based on bacteria destruction of cyanide compound.
Global exploration
The replacement of production ounces through near-mine (brownfields) exploration continued to remain a high priority for
AngloGold Ashanti in 2005. During the year, brownfields exploration activities continued around the group’s main operations in
Argentina, Australia, Brazil, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. Greenfields exploration activities in 2005 were primarily focused on the Democratic Republic of Congo (DRC), Colombia, Alaska, Laos, Philippines,
Mongolia, China, and Russia, with exploration in the relatively mature terrains of Peru, Tanzania, Ghana, and Mali being curtailed. Whilst the principal objective of the greenfields exploration group is to discover new long-life, low-cost mines for
AngloGold Ashanti, the company will seek to optimize value in exiting or selling those exploration assets that do not meet its internal growth criteria and also by opportunistically investing in prospective junior exploration companies.
During 2005 the total exploration expenditure amounted to $79 million, of which $42 million was spent on brownfields exploration. The remainder, $37 million, was spent on greenfields exploration in Colombia, Peru, Alaska, Mongolia, China,
Russia, Ghana, South East Asia, Australia and the DRC. Exploration expenditure is expected to total $91 million in 2006,
$55 million on brownfields and $36 million on greenfields exploration.
Argentina
At Cerro Vanguardia, ongoing reconnaissance and resource definition drilling added a total of 0.14 million ounces to the
Mineral Resource principally from the Loma Sur, Atila, Zorro and newly-discovered Serena veins. Data derived from a detailed ground magnetic survey is currently being processed, to identify additional new blind mineralized veins.
Australia
Drilling at Sunrise Dam intersected numerous, narrow high-grade lodes beneath the current pit which have become accessible from the Daniel decline development to the south. Near-mine activities concentrated on testing underground strike extensions and the Carey Shear potential at depth.
Through the Tropicana Joint Venture with Independence Group NL, AngloGold Ashanti has earned a 70 percent interest in a
7,500 square kilometer tenement package that lies some 200 kilometers east-south-east of Sunrise Dam and within the
Proterozoic-age Albany-Fraser Mobile Belt. No significant gold exploration has previously been undertaken in the Tropicana district. In addition to the Tropicana, Rusty Nail and Kamikaze prospects, where initial drilling has been conducted, extensive anomalies have been identified by an ongoing soil sampling campaign, with data having been collected over approximately
60 percent of the ground holding.
Mineralization at the Tropicana prospect has been identified over a strike length of greater than one kilometer by drilling and induced polarization (IP) geophysical surveys. Significant intersections from wide-spaced diamond and reverse circulation drilling include 32 meters at 6.6g/t, 9 meters at 6.3g/t, 20 meters at 2.3g/t, 26 meters at 2.2g/t, as well as 10 meters at 4.1g/t and 38 meters at 3.0g/t and also 10 meters at 7.9g/t. An IP geophysical survey and limited drilling, completed late in the year, have identified a parallel zone of mineralization.
At Yarmana, drilling results were disappointing and the project, together with a number of projects in the Yilgarn and Tanami regions were divested, completing the rationalization of the Australia region’s greenfields exploration program.

Brazil
Brownfields exploration continued on the company’s leases in the Iron Quadrangle in Minas Gerais State, where the Cuiabá
and Córrego do Sítio mines and the Lamego prospect are located, and also at Serra Grande near Crixás.
At Córrego do Sítio, exploratory underground development in the Cachorro Bravo orebody was ongoing and continued to confirm the lateral and down-dip continuity of the mineralization at anticipated thicknesses and grades. Ongoing surface and underground drilling of the deeper oxide and sulphide mineralization added 1.39 million Mineral Resource ounces during 2005, principally at the Laranjeiras orebody, bringing the total Mineral Resource to 2.50 million ounces at 7.09g/t. Underground development drilling is continuing and a pre-feasibility study is in progress.
At Lamego, late in 2005, exploratory underground development accessed the higher grade Carruagem orebody, and further evaluation of the mineralization is planned.
At Crixás, the testing of targets in the mine area is ongoing but no significant Mineral Resources were added this year.
Canada
In 2005 the company decided to convert all of its remaining interests in the Red Lake Mining District in Ontario into a royalty position.
China
During 2005, project generation activities identified a number of exploration projects and discussions are in progress to proceed with these through co-operative joint ventures.
Colombia
During 2005, AngloGold Ashanti continued with early-stage exploration in Colombia and one target was drill-tested with negative results. Numerous targets will be followed up and drill-tested in 2006.
Democratic Republic of Congo (DRC)
Drilling commenced at Mongbwalu in 2005 and the results support historical tonnage and grade estimates of 1.2 million ounces at 9.9g/t. A 3 million ounce inferred Mineral Resource is being targeted at Addidi/Kanga D7 in 2006 and definition drilling will commence in the 10-kilometre by 15-kilometre Mongbwalu Ridge region. This is in addition to drill-testing of both high-grade, underground vein and lower-grade, open-pit targets. An evaluation of the regional upside will also commence given that the current concession covers virtually the entire Kilo Greenstone Belt.
Ghana
All satellite exploration activities were stopped, with the properties either being disposed of or ceded back to the license holders.
At Obuasi, a target generation exercise has identified several surface targets that require follow-up in 2006. Progress on the two surface holes, which are anticipated to intersect the Obuasi Fissure at 3,400 meters below the surface, has been slow due to technical drilling problems.
Guinea
The oxide exploration program at Siguiri has delineated a total of 0.67 million ounces of new Mineral Resources, of which 0.57 million ounces were delineated at Kintinian, which is situated 5 kilometers to the north of the current operations.

Laos
A desktop review in conjunction with geochemical sampling and regional reconnaissance mapping was undertaken to assess prospective areas under the joint venture with Oxiana Limited and has defined three priority areas.
Mali
AngloGold Ashanti terminated greenfields exploration in the south of Mali in 2005 and has divested the exploration properties.
At Sadiola, three oxide targets will require follow up drilling in 2006.
At Morila, exploration drilling focused mainly on the Samacline target approximately 800 meters to the north-west of the main orebody. A broad envelope of lower grade mineralization (1g/t – 4g/t) which at times hosts discrete lenses of higher grades
(+5g/t), has formed the basis of conceptual modeling to test the viability of a small-scale underground operation. A regional drilling program commenced in late 2005.
Mongolia
Drilling at the Altun Uul project, in the south-west Gobi, has revealed a mid-size, low-gold tenor shearrelated system, with limited upside and AngloGold Ashanti has withdrawn from the area. Two epithermal projects, Elgen Uul and Bayan Adraga will require follow-up work in 2006.
Namibia
At Navachab, exploration focused on the Grid A West and East areas, located 5 kilometers from the Navachab mine.
Peru
All exploration activities were terminated and the tenements and data packages are either being sold or farmed out to third parties.
Philippines
Reconnaissance investigations have commenced in one of the areas defined in the strategic alliance with Red 5 Limited, which is located approximately 20 kilometers north of the Siana Gold Project.
Russia
AngloGold Ashanti continues to explore a number of avenues to build an exploration portfolio, including an association with strategic local partners and various properties were investigated in 2005. Through its technical consultancy agreement and board representation, AngloGold Ashanti continues to support Trans-Siberian Gold in the proposed development of its Asacha and Veduga projects. An increased involvement in the management of Trans-Siberian Gold has been implemented to facilitate decisions on the future of the Asacha and Veduga projects in the medium term. Further, through an exploration alliance with
Eurasia plc, another AIM listed company, prospects are being identified in the Chita and Buyat regions of Russia.
South Africa
Three surface boreholes were completed in the Vaal River area during 2005. Borehole JAL1, drilled to the south-west of
Kopanang, returned an average value of 11.11g/t over 32.9 centimeters (yielding 365 cm g/t), resulting in a modified gold value and tonnage for the nearby Edom property. Drilling of two boreholes is in progress in the Moab Khotsong “Lower Mine” project area, to test the grade and structure.

Tanzania
Detailed soil geochemistry, geological mapping and sampling in the Kigosi North properties focused on targets generated from an airborne geophysical survey. The exploration of these properties takes place under an option agreement with Tan Range
Exploration Corporation.
At Mkurumu, a joint venture with Anglo Tanzania Gold Limited, a wholly owned subsidiary of Draig Mineral Developments
Limited, was signed and they are the operators of the project. Detailed mapping and systematic soil sampling was started in
2005.
At Geita, exploration activities focused on orebody extension and regional exploration at Nyamulilima Hill, and in the gaps between the existing orebodies within the three main mineralized trends at Nyamulilima, Kukuluma- Matandani and Geita-
Nyankanga.
United States
At Cripple Creek & Victor, drilling at a 120 meter spacing delineated four new, open-ended, mineralized zones with potential upside, which will be followed up in 2006.
In 2005, AngloGold Ashanti focused its North American greenfields exploration in Alaska with the drilling of three projects and regional target generation activities. Two of the three projects drilled - Lost Mine South (LMS) and Terra, returned positive results and identified open-ended ore zones with potential upside. The LMS discovery is a low-angle, high-grade vein system, located 40 kilometers south-west of the Pogo mine and within 15 kilometers of existing infrastructure. The Terra discovery consists of a series of low sulphidation, high-grade veins within a new epithermal district in the western Alaska Range. The development of both of these new discoveries was from the follow-up of the 2004 target generation program. In 2005, the regional target generation program defined five new projects, which will be explored in 2006.
The ER and Eagle projects, near Pogo, were divested. In addition, AngloGold Ashanti vended its Nevada database into an exploration alliance with Canadian junior, Redstar Gold Corporation. The alliance provides AngloGold Ashanti with a claw-back right on any new project developed during the vesting period.
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

Sustainable Development: Safety, Health, environmental and social development.
AngloGold Ashanti will publish its Report to Society 2005, a copy of which will be filed with the SEC under Form 6-K, on or about March
24, 2006. A fully-interactive web-based report will be accessible at the company’s website at
www.anglogoldashanti.com
. This report covers issues pertaining to social development in line with AngloGold Ashanti’s values and business principles and the Global Reporting Initiative Guidelines prepared on a country and operational basis. The information provided below under the heading ‘Country/operation report’, has mainly been extracted from this report and provides, where applicable, some examples of AngloGold Ashanti’s commitment to and involvement in these regions.
·      Corporate Governance
The Safety, Health and Sustainable Development Committee of the board has as its brief, the evaluation of social, economic, environmental and health impacts of the company’s operations on both local and global communities and the achievement of a sustainable balance between economic and social development with due regard to:
·
the safety of its employees, which remains fundamental to the sustainability of AngloGold Ashanti’s business;
·
the health of its employees; and
·
the impact of its operations on the environment.
One of the stated primary objectives of this committee is to strive towards the elimination of all work-related accidents and diseases, and the committee conducts on-site inspections on matters of serious concern. For details of the Safety, Health and
Sustainable Development Committee, see ‘Item 6C.: Board practices – Board sub-committees’.
The management of safety and health issues at an operational level falls under the auspices of the chief operating officers, who are supported by line management. Responsibility for safety and health has been devolved to operational line management, down to the level of first line supervisor. The actual operational structure varies from operation to operation, however, at each of the operations, workforce appointed representatives play an essential role in addressing issues of safety and health with management.
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
·    Safety
Regrettably, 25 employees lost their lives in work-related accidents during 2005 compared with 32 fatalities (of which one was subsequently ruled not to be an occupation-related accident) were recorded in 2004. Of the fatalities in 2005, 17 of these employees were employed at the South African operations, seven employees died at Obuasi Mine in Ghana, and one employee died at AngloGold Ashanti Mineração in Brazil. The primary cause of fatal accidents in the South Africa region remains falls of ground (60 percent), with seismically-induced falls of ground accounting for 58 percent of all fatalities. Other primary causes were transport related accidents (6 percent) and employees falling during excavation activities (6 percent).
Insofar as the management of falls of ground is concerned, the Fall of Ground Management (FOGM) strategy has now been fully implemented in the South African operations. The focus in 2005 was on the behavioral aspects or mindset of the workforce. The objective for 2006 is to integrate all areas of the FOGM strategy – mine design, support standards, monitoring and research, and mindset – that have been implemented over the past few years.
For 2005, AngloGold Ashanti’s Fatal Injury Frequency Rate (‘FIFR’) was 0.14 per million man hours worked – a 26 percent improvement on 2004’s rate of 0.19. Regrettably, the lost time injury frequency rate (‘LTIFR’) rose by 3 percent to 6.75, from
6.56 the previous year. This was the first year-on-year increase since 1998. However, the figures still show a 55 percent improvement over the seven years since 1998, when the LTIFR was 14.52.

Safety Statistics
·      Fatal injury frequency rate (FIFR) (per million man hours)
2005                                    2004                                      2003
Argentina
Cerro Vanguardia 0.00 0.00 0.00
Australia
Sunrise Dam 0.00 0.00 0.00
Brazil
AngloGold Ashanti Mineração 0.18 0.00 0.20
Serra Grande 0.00 0.00 0.00
Ghana
Obuasi 0.29 0.00 –
Bibiani 0.00 0.00 –
Iduapriem 0.00 0.00 –
Guinea
Siguiri 0.00 0.00 –
Mali
Sadiola 0.00 0.00 0.31
Yatela 0.00 0.00 0.00
Morila 0.00 0.32 0.31
Namibia
Navachab 0.00 0.00 0.00
South Africa
Mponeng 0.21 0.37 0.33
TauTona 0.29 0.86 1.10
Savuka 0.00 0.73 0.47
Great Noligwa 0.22 0.26 0.32
Kopanang 0.07 0.06 0.41
Tau Lekoa 0.41 0.19 0.09
Moab Khotsong 0.16 0.22 0.00
Ergo Closed 0.00 0.00
Tanzania
Geita 0.00 0.00 0.00
United States of America
Cripple Creek & Victor 0.00 0.00 0.00
Group                                                                                               0.29
0.19
0.29
AngloGold Ashanti uses both leading and lagging indicators in monitoring safety performance. Lagging indicators (such as
LTIFR) are those that have traditionally been used to measure actual performance. Through the company’s risk management program, it is now possible to identify, at operational level, most of the significant risks and then to establish the related leading indicators. These indicate a predisposition to an event or situation that could precipitate or be conducive to an accident or incident. For example, excessive overtime worked in a section could be conducive to fatigue, and consequently heighten the risk of accidents.

Lost time injury frequency rate (LTIFR) (per million man hours)
2005                                      2004                                      2003
Argentina
Cerro Vanguardia
3.09 6.66 7.95
Australia
Sunrise Dam
3.06 3.73 6.05
Brazil
 AngloGold Ashanti Mineração
2.95 1.56 4.04
Serra Grande 2.39 1.21 1.94
Ghana
Obuasi
2.89 2.53 –
Bibiani 0.86 0.00 –
Iduapriem 0.58 0.00 –
Guinea
 Siguiri
0.64 0.94 –
Mali
 Sadiola
1.30 1.13 0.31
Yatela 1.25 0.76 2.92
Morila 2.17 1.94 3.78
Namibia
 Navachab
3.02 0.90 3.60
South Africa
Mponeng
12.20 9.50 9.81
TauTona 10.61 11.40 8.24
Savuka 14.13 12.92 17.57
Great Noligwa 12.13 10.04 9.83
Kopanang 11.51 12.96 14.08
Tau Lekoa 14.58 15.43 25.96
Moab Khotsong 12.98 6.70 7.11
Ergo Closed 1.90 1.75
Tanzania
Geita
0.79 1.00 0.79
United States of America
Cripple Creek & Victor
0.00 0.00 3.22
Group
6.75                                       6.56                                        8.83
·      Audits
Both internal and external audits are conducted on a regional and operational basis. Twelve of AngloGold Ashanti’s operations have, until recently, used the National Occupational Safety Occupation (NOSA) systems for safety management, and external audits for certification. NOSA had been in existence for 54 years but was placed into provisional liquidation in May 2005. The principles underlying the NOSA system have been retained by the operations concerned, and plans to use an alternative specification, OSHAS 188001, are under way.
·      Health
AngloGold Ashanti continues to provide comprehensive health care services to employees either through its subsidiary,
AngloGold Health Service (‘AHS’), in South Africa, or overseen by AHS elsewhere in Africa, or through mine-based and external health care service providers elsewhere in the world.
The most significant occupational health threats to AngloGold Ashanti are noise-induced hearing loss (NIHL) and occupational lung disease (OLD) as well as TB in South Africa and malaria in Africa. The health threats presented in the occupational environment are greater in the South African operations as a consequence of deep-level mining operations (heat, dust and noise) and the incidence of HIV/AIDS.

In 2004 Aurum Health Research, then a subsidiary of AHS, was granted $14 million (over a five year period) by the Bill and
Melinda Gates Foundation, for a major HIV-TB research project. The grant is part of a larger award to the international
Consortium to Respond Effectively to the AIDS/TB Epidemic (CREATE) to research strategies for TB control. On February 1,
2005, Aurum Health converted to an association not for gain and accordingly, ceased to be a subsidiary.
The research being conducted by Aurum follows extensive consultation and collaboration with several South African gold mining companies, the South African government departments of Health, Labor, and Minerals and Energy and organized labor.
The aim of this research program is to determine the effects of community-wide preventive therapy on TB rates in the South
African gold mining industry.
·       Environment
AngloGold Ashanti recognizes that the long-term sustainability of its business is dependent upon good stewardship in both the protection of the environment and the efficient management of the exploration and extraction of Mineral Resources.
AngloGold Ashanti is committed to complying with all legislation and regulations pertaining to the environment. Operations are subject to the environmental laws and regulations applicable to the countries in which they operate. Where no such laws exist, or where they are perceived to be inadequate, operations are guided by the company’s business principles, environmental policy and good practice.
During 2005, the company formally adopted ISO 14001* as the standard for the group’s environmental management system. A number of operations (in Argentina, Brazil, Ghana and Tanzania) already have ISO 14001 certification. The intention is to achieve certification for all the company’s operations by the end of 2006.
The following operations are currently ISO 14001 certified:
Country Operation                                               Date achieved
Certified by
Valid until
Argentina Cerro Vanguardia July 2002 National Quality Assurance
(NQA) – USA
May 2006
AngloGold Ashanti
Mineração
March 2004 National Quality Assurance
(NQA) – USA
May 2007 Brazil
Serra Grande March 2004 National Quality Assurance
(NQA) – USA
March 2007
Bibiani February 2003 DLIQ Certification Services February 2006 Ghana
Iduapriem January 2004 DLIQ Certification Services January 2007
Tanzania                         Geita
July 2001 DLIQ Certification Services July 2007
·The International Organization for Standardization (ISO) is a network of national standards institutes from 146 countries, co-coordinated by a central secretariat in Geneva, Switzerland. ISO 14001 focuses specifically on environmental management systems.
The International Cyanide Code has been adopted as the standard for cyanide management within AngloGold Ashanti and substantial progress has been made with its implementation across the group.
AngloGold Ashanti is one of the initial signatories to the Code. These 14 signatories, announced in November 2005, include nine gold mining companies and five cyanide manufacturing and transport companies, covering more than 80 facilities worldwide and representing approximately 36 percent of the gold presently being mined in the world.
The code covers nine key areas: cyanide production, the transport of cyanide to mine sites, the handling and storage of reagent cyanide, on-site use and management of cyanide, the decommissioning of facilities, worker safety, emergency responses, training and communication with the public.
In becoming a signatory, a company commits itself to following the code’s principles and implementing its standards of practice, and to having verification audits of its individual operations conducted by independent third-party auditors within three years of its initial application and every three years thereafter.

In all jurisdictions in which the group operates, the company is required to provide financial assurance – in a form prescribed by law – to cover some or all of the costs of the anticipated closure and rehabilitation for the operations. Rehabilitation refers to the process of reclaiming or restoring mined land to the condition which existed prior to mining or to a pre-determined, agreed use post mining.
Closure plans are devised prior to the commencement of operations and are regularly updated based on the life-of-mine projections. Although the final cost that will be incurred at closure is not definite, provision is made during mine life. Total estimated undiscounted environmental liability (rehabilitation and mine closure costs) at December 31, 2005 amounted to $425.9 million compared with the 2004 estimate of $350.1 million.
In South Africa, the newly-enacted Mineral and Petroleum Resources Development Act (MPRDA) has emphasized the need for companies to cover all financial liabilities related to closure, decommissioning and rehabilitation at all times during all phases of the mines’ operations.
In South Africa, the shortfall between the presently declared environmental liabilities and the present balance in the Trust Fund designed to cover these is $305 million. It has recently been agreed with the Department of Minerals and Energy (DME) that a joint task team will address the issue by revisiting the original agreement formulated three years ago.
The total undiscounted estimated environmental liability attributable to AngloGold Ashanti as at December 31, 2005 is made up as follows:
Country
Total estimated
liability
($ million)
2005
Total
estimated
liability
($ million)
2004
Comments
Argentina                                          15.4
Brazil
)
                                                22.5
38.9
Figures for Argentina and Brazil were previously combined.
Reduced costs, for both countries, are attributable to
rehabilitation works carried out in 2005, exchange rate variations and adjustments made to the attributable portions of the
company shareholdings.
Australia                                            58.7
38.3
Ghana 43.1 The upward revision of the Obuasi closure cost is a result of ongoing negotiations with the Ghanaian EPA regarding the
rehabilitation program and the mine’s closure plans.
Guinea 11.1 Adjustments are a result of the plant expansion and a revision of the closure plan incorporating a more conservative approach to closure cost estimation.
Mali
34.6
39.5
These figures were previously combined. At Yatela, the increase accommodates closure and rehabilitation of several new leach pads.
At Sadiola, the decrease is a result of a revised estimate,
excluding retrenchment costs and rehabilitation carried out as a result of ongoing efforts.
At Morila, the increase is due to a revised closure plan
which affects the slope of the pit walls.
Namibia
)
2.4
Tanzania
33.0 45.3 At Geita, the increase is due to a revision of the closure plan, including quantity survey, which resulted in more accurate
estimation of costs.
South Africa 157.0 133.2 Trust Fund – Balance 31 December 2005 was $85
United States of
America
48.1        55
Total                                               425.9
350.2
(1)
All calculations are based on the 2005 business plan. Under South African law, AngloGold Ashanti is required to estimate its environmental closure and final rehabilitation costs and to use this estimate to make periodic cash contributions to an environmental trust fund, created in accordance with rehabilitation obligations of those operations.
(2)
Includes accumulative growth in the Trust Fund of $40 million.

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
In line with AngloGold Ashanti’s reporting protocols, major environmental incidents are reported to regional management, as well as the corporate environmental office, within 24 hours of the time that the operational management becomes aware of the incident. A major environmental incident is defined as ‘an event, action or non-conformance with a procedure that results, or has the potential to result, in an adverse impact on the surrounding environment; or any event, action or occurrence that is contrary to the AngloGold Ashanti business principles’.
Different regions may have slightly different definitions for these levels of reporting. However, they all attribute one or both of the following two characteristics to a major incident:
·
The incident could affect the company’s reputation; or
·     Result in a cost to the company exceeding $100,000 including fines, compensation, clean-up, loss of production, anticipated litigation costs, etc.
In line with this, 24 high-level incidents were reported to the board during 2005. These reported environmental high-level or major incidents are:
Country/operation
Nature of incident
Action taken
Argentina
Cerro Vanguardia
An anomalously high value for HCN
gas was detected in the Cyanosorb
plant
This was promptly corrected with no impact on people or
the environment.
Australia
Sunrise Dam
No major incidents
Brazil
AngloGold Ashanti
Mineração
At Queiroz Plant, a higher incidence
of copper was detected in effluents
from the treatment of old tailings
deposited in the Nova Lima area.
Monitoring determined that there was no adverse effect
on flora and fauna. At year end, with the conclusion of
tailings re-treatment, water quality has returned to
permitted levels
Ghana
A tailings spillage from Sansu tailings
dam resulted in approximately
4,000,000m
3
of water entering the
Nyam River
On detection, the damaged portion of the dam, which
was caused by artisanal miners’ activities, was repaired.
Security around the dam was also stepped up to prevent
future damage to dam walls.
The Kokoteasua tailings re-treatment
sumps overflowed resulting in the
flooding of a school and a number of
residences downstream of this
facility.
The sumps have been cleaned and storm-water drainage
control has been improved. The school and houses
downstream were cleaned and appropriate compensation
was administered
Obuasi
Two birds (crows) died on
February 19, 2005 after drinking from
a pool of arsenic-contaminated water
at the new arsenic storage yard.
The arsenic store has been covered with a high-density
polyethylene liner.
Mali
Morila
12 bird (egret) fatalities were
recorded on the Tailings Storage
Facility (TSF) on March 29, 2005.
The most probable cause of death is cyanide poisoning
after consumption of contaminated water. Controls were
stepped up.
Sadiola
A significant incident was recorded
when a spring, consisting of tailings
water, was detected outside the mine
lease area. Cyanide levels were
considered to pose no danger to
humans or animals
The water was contained in a trench on the lease and
then pumped back to the TSF. Local government
authorities were fully informed visited the site and were
involved in the development of the remedial action plan.

Country/operation
Nature of incident
Action taken
The TSF pipeline developed a leak
outside the plant fence where the
pipeline crosses under the tar road.
Although the leak was small, the plant was immediately
shut down for repairs. A small quantity of tailings slurry
ran under the road and mixed with a pond of rainwater
next to the road, but was successfully contained.
Traditional leaders and local government representatives
were kept informed.
Four bird fatalities (grey herons) were
recorded on the TSF on March 23,
2005
Cause of death was sodium toxicosis. Sodum
metabisulphate is used to detoxify cyanide. Controls
have been put in place to manage the detoxification
process.
About 76,000m
3
of water, from the
excess pond known to contain high
levels of chromium, disappeared
through sink holes at the base of the
newly-built Zero Discharge Dam.
Analytical results indicated no groundwater
contamination with chromium. The dam base was
subsequently lined with clay and is now holding water.
Yatela
Two birds (a dove and a sparrow-
hawk) died after drinking cyanide-
contaminated water in a solution
trench between the heap leach pad
and process ponds on April 4, 2005.
The leaking irrigation pipe was repaired. More patrols to
deter birds from the area have been instituted.
South Africa
Some 1,000 tons of slurry flowed
down a dirt road after a hole
developed in a slurry pipeline. About
500 tonnes of material flowed into the
storm-water system, and was
discharged into the Natal Spruit
(stream).
Migratory action included repairs to the pipeline and the
clean-up of the spilled material.
The incoming ’C’ stream slurry
pipeline created a slime spillage in an
urban area.
Pumping operations at Ergo will finally cease at the end
of October.
On February 13, 2005 a pipeline
failure resulted in approximately
3,500m
3
of slurry flowing down the
road into the municipal storm-water
system.
Remedial clean-up measures were implemented.
Ergo
On April 13, 2005 some slurry flowed
into the back gardens of four houses
following the overtopping of a
containment structure and
subsequent flooding.
Compensation and clean-up procedures were
implemented.
Vaal River
239mm of rain fell in the catchment
area between December and
February. Dam capacity proved
insufficient, and an estimated
90,000m
3
of water and 270 tonnes of
salts was discharged, and affected
land below the dam. A similar
overflow was experienced in
March/April.
Remedial measures have included an upgrade of
pumping capacity and investigations into the possibility
of alternating water flow to the nearby West TSF
complex.
The final water pollution control dam
overflowed.
A capital application to modify process water
management is in place.

Country/operation
Nature of incident
Action taken
Vaal River continued
High concentrations of sulphur
dioxide were recorded at the
monitoring station adjacent to the
Vaal River acid plant.
Improved monitoring systems have been installed.
Significant amounts of dust were
generated on several occasions from
the sulphur pay dam at Vaal River,
resulting in several complaints.
Dust suppression using water cannons continues to be
used. The removal and reprocessing of this dam will
ultimately solve this problem.
Contaminated storm-water from the
West Complex TSF entered the
Schoonspruit between January 20
and 21, 2006.
Improved storm-water management measures have been
implemented.
West Wits
An unauthorized discharge of
process water (10,149m
3
) occurred
from the North Boundary Dam into
the Wonderboom Spruit between
January 21 and 23, 2005.
The finalization of the clean/dirty water separation project in February will ensure that there is no repeat
occurrence.
Overflow of the North Boundary of
dirty water owing to insufficient
capacity.
Management measures included the separation of clean
and dirty water flows within the catchment area and the
initiation of a R5.7 million legacy project to remedy the
situation.
USA
CC&V
No major incidents
Exploration
About 15 tonnes of sodium cyanide,
6 tonnes of copper sulphate and
10 tonnes of other chemicals were
discovered in containers at the old
plant site in the Kimin lease area at
Mongowalu.
An urgent time-phase plan is being implemented: first,
guards were placed around the facility to prevent public
access to the containers. A clean-up program was
completed by the end of December 2005
·       Community and social development
AngloGold Ashanti’s aim is to have a positive impact on the people, cultures and communities in which it operates. AngloGold
Ashanti’s community and social development management system is being developed and rolled out at all operations, following the launch of the socio-economic toolbox in 2004. The toolbox deals with issues such as stakeholder engagement, donations, resettlement, alternative livelihoods, local economic development and closure.
AngloGold Ashanti adopted the International Finance Corporation (IFC) Resettlement Policies, Guidelines and Standards as
company policy in 2004. No new involuntary resettlements were undertaken in 2005.
Community-related matters are addressed at Board level, under the auspices of the safety, health and sustainable development committee.
In South Africa, community and social development is managed under the auspices of the Sustainable Development Unit, which was set up during the year. The company’s corporate and social investment program is overseen by the AngloGold
Ashanti Fund and Trust.
Outside South Africa, community issues are managed as an integral part of operations, frequently with dedicated community relations and social investment personnel in place, and often in association with non-government organizations (NGOs).

In total, $8.93 million was spent on social investment initiatives in 2005. This expenditure is summarized in the table below.
Country
$
Argentina
Cerro Vanguardia
267,000
Country total 267,000
Australia
Sunrise Dam
88,000
Country total 88,000
Brazil
Serra Grande and AngloGold Ashanti Mineração
754,000
Country total 1,021,000
Ghana
Iduapriem
Bibiani
Obuasi
Corporate office – Ghana
357,535
96,506
266,206
25,070
Country total 745,317
Guinea
Siguiri
552,021
Country total 552,021
Mali
Sadiola and Yatela
Morila
627,079
241,533
Country total 868,612
Namibia
Navachab
470,000
Country total 470,000
South Africa
AngloGold Ashanti Trust
Donations by operations
3,963,000
371,000
Country total 4,334,000
Tanzania
Geita
680,336
Country total 680,336
USA
CC&V
172,000
Country total 172,000
Total
8,931,286
·Country / operation report
South Africa
Laws, regulations and standards: The mines in South Africa, which employ 66 percent of the total workforce including contractors, are governed by numerous laws, regulations and standards applicable to safety and health, including the Mine Health and Safety Act 26 of 1999 and regulations and the Occupational Health & Safety Act 85 of
1993.
Safety: The FIFR at 0.17 per million man hours, reflects a 41 percent improvement on 2004 while the LTIFR rose by
10 percent to 10.04 in 2005. Safety achievements during 2005 for the region include:
·     Great Noligwa and Kopanang reached one million fatality-free shifts in July and November 2005, respectively.
      Kopanang received the Dick Fisher Safety Award for 2005.
·     Moab Khotsong was awarded a Special Recognition Award for Outstanding Safety Performance by the Mine
Health and Safety Council.
·     Mponeng reached one million fatality-free shifts for the first time in January 2005.
·     Savuka won the South African Region Underground Operations Safety Shield Competition for the second consecutive year.

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
During 2005:
·
57,015 occupational medical surveillance examinations (initial, periodical, transfer and exit), were performed in the South Africa region in accordance with the requirements of the Mine Health and Safety Act. Medical surveillance is also undertaken at other operations.
·     175 new cases of NIHL were identified, which equates to 4 per 1,000 employees. This is a decrease of
41 percent on the 2004 rate of 7 per 1,000 employees.
·
316 cases of OLD were identified, which is a rate of 7 per 1,000 employees. This is a 1 percent decrease on the
8 per 1,000 employees reported in 2004. HIV, silica exposure, TB and an ageing workforce all play a role in OLD.
·
1,043 new cases of TB were detected and treated, which is a rate of 25 per 1,000 employees, down from the
2004 rate of 35 per 1,000 employees. This declining rate is pleasing in view of a high prevalence of HIV and
AIDS amongst a silica-exposed workforce. It is estimated that over 80 percent of individuals detected with pulmonary TB are HIV-positive. TB in silica-exposed employees, who do not have concomitant silicosis, is not classified as an occupational disease outside of South Africa and is therefore not reported.
·     dust (silica) control on the South African mines continues to improve. In 2005 the average silica dust concentration was 0.04mg/m
3
, with the 95
th
percentile at 0.13mg/m
3
.
Environment: All operations have approved Environmental Management Programs (EMPs) in place and, in line with this, applications for conversion to new order mining rights in line with the Mineral and Petroleum Resources
Development Act were approved during 2005. Ergo ceased operations during March 2005 and closure plans were implemented.
Community and social development: Community and social development is managed under the auspices of the
Sustainable Development Unit which was set up during the year. The company’s South African corporate social investment program is overseen by the AngloGold Ashanti Fund and Trust. The Fund is managed by Tshikululu
Social Investments, a non-profit organization, which manages a number of other company funds. The Fund is directed by a Board of Trustees which in turn is supported by local area committees at the operations, which are close to and can be responsive to the more immediate needs of the community.
Argentina
Laws, regulations and standards: Argentinean Constitution, Law 19587/72 – National Conditions of Hygiene and
Safety for Organizations and Mining, Law 24557/95 – Work Risk Law.
Safety: Annual Hazard Identification and Risk Assessments (HIRAs) are undertaken by company teams, and these are subject to internal and external audits. The HIRA is conducted for each activity, identifying hazards, outcomes, likelihood, and existing and proposed control measures. The final result is a matrix indicating a Residual Risk Profile and respective controls, which has brought about a significant reduction in the number of lost-time injuries in recent years.
Health: During 2005, there were no major health issues to manage.
Environment:
Cerro Vanguardia is ISO14001 certified. AngloGold Ashanti is committed to the prevention of pollution, particularly of the air and water resources.

Community and social development: Cerro Vanguardia engages regularly with local authorities, several social and sporting organizations, schools and universities. Local communities are kept informed through periodic meetings.
The company participates in forums promoted by the local towns, such as local development agencies. A communication plan addressing mine closure issues has been developed and will be implemented in the future.
Australia
Laws, regulations and standards: Mines Safety and Inspection Act (WA) 1994 (MSI Act); Mines Safety and
Inspection Regulations (WA) 1995 (MSI Regs).
Safety: The Sunrise Dam mine was a finalist in the Western Australian Chamber of Minerals and Energy’s Safety
and Health Innovation awards. The Australia region has an integrated crisis and emergency management plan in place and this is tested regularly by desk-top scenarios or actual ‘man down’ type exercises for the emergency response team. Although the operations are not unionized, participation by employees in risk management programs is encouraged as it is a fundamental philosophy of the group that safety and health is the responsibility of each individual, as well as that of management.
Health: The management of fatigue is an issue at operations where rotational shifts are worked and where work is continuous. In Western Australia, AngloGold Ashanti has been engaged in discussions with authorities with respect to fatigue and fatigue management and, in particular, a risk-based approach to managing the issue. Extensive work has been undertaken at Sunrise Dam in assessing risk, identifying potential problems and putting the appropriate controls in place.
Environment: As a signatory to the Australian Minerals Industry Code for Environmental Management (Code 2000),
the Australia region is committed to annual site audits in terms of the Code. In February 2005, RISKMIN (a certified auditing company) audited Sunrise Dam against its Corporate Environmental Standards. The result of this audit indicated a 71 percent level of compliance. These Environmental Standards are being used to develop the ISO
14001 System.
A Water Management Guide was developed in the Australia region to ensure that the interaction of mining and exploration activities with hydrological aspects of the environment does not result in over-use, unplanned wastage or adverse environmental or community impacts on water resources.
Community and social development: A Community and Stakeholder Engagement Procedure has been developed to evaluate all community projects and requests for assistance. A range of projects were supported during the year, including the developed and publication of the 30-year history of the Wongatha Wonganarra Aboriginal Corporation.
The history of this organization has been recorded in a book entitled Willing People, and was launched by the Minister for Indigenous Affairs in August 2005. A long-time supporter of the Royal Flying Doctor initiative, the company is sponsoring the publication of the Royal Flying Doctor Service Safety and Survival Handbook.
Brazil
Laws, regulations and standards: Constitution and labor legislation, Regulatory Norm 22 – Occupational Health and Safety in Mining; Regulatory Norm 7 – Occupational Health Medical Control Program; Mining Decree 237;
October 2001 Regulatory Norm – National Department of Mineral Production (NDMP).
Safety: AngloGold Ashanti Mineração achieved five star NOSA status. The training and management of contractors is seen as an important safety initiative as contractors, in particular, have high turnover rates.
Health: New cases of silicosis have largely been eradicated. The company continues to provide medical and other support services to ex-employees who have contracted silicosis.

Environment: Both Serra Grande and AngloGold Ashanti Mineração are ISO14001 certified – certification for the
Córrego do Sítio project should be obtained by end 2006. The Mina Velha decommissioning process continued in
2005. The clean up project for the whole area, which includes dismantling/re-construction of a storm water drainage system, is under way. An expert archaeological team has been hired to follow up the project considering that some very old items of equipment were found during excavation activities.
As part of the Old Tailings Deposits Agreement, two sites have been rehabilitated – Morro do Galo and Galo. The next site scheduled to be rehabilitated is Resende in May 2006. It is expected that this program will have been completed by August 2006 at an estimated cost of $500,000.
Decommissioning of the Engenho d’Agua Mine is under way although the rehabilitation program was concluded in
December 2004. A final report is being prepared for submission to the Mining Resources Department.
Community and social development: Social investment initiatives are undertaken in communities surrounding current and passed operations. The main areas of involvement are education, community development, health care, socio-economic development, sports and environment.
Resettlement has been carried out in three communities around AngloGold Ashanti Mineração over the past three years with the aim of moving those families living around tailings dams or those within perceived risk areas. As this process commenced prior to the company adopting the IFC policy, the process is being managed in terms of Brazilian legislation.
Ghana
Laws, regulations and standards: Mining and Explosives Regulators, 1970 (Legislative Instruments 665 and 666);
Radiation Protection Regulations, 1993 (Legislative Instrument 1559); Environmental Protection Agency (EPA)
Regulations.
Safety: The Bibiani mine was placed first as Best Safety Mine at the National Safety Competition organized by the
Ghana Mines Department and the Chamber of Mines. Iduapriem mine achieved 6 million man hours without a lost-
time injury in May 2005. It was also adjudged the most improved mine in safety practices by the Ghana Mines
Department.
At Bibiani mine, a behavior-based safety system is to be introduced in 2006, while attention will also be given to improved contractor management to ensure greater contractor commitment to safety. At Iduapriem mine the most significant safety challenge relates to vehicular safety. A high-profile campaign implemented in the latter half of 2005 has shown some success and will be continued in 2006. Employee safety and health is catered for in the collective bargaining agreements with the unions that cover all categories of employees. A Safety Day, the first of its kind, was held at Obuasi in September and was attended by employees and their families. Following a safety workshop for senior production managers and safety managers from Ghana and Guinea, the operations resolved to adopt OHSAS
18001 as their safety management system, including the accompanying risk management program.
Health: The Bibiani mine took first place in the Zone B National First Aid Competition. At Obuasi mine health care services are provided at the Edwin Cade Hospital. At other smaller operations such as Bibiani and Iduapriem, on-
mine medical facilities cater for employees needs and, in some cases, for their dependants.
Environment: Bibiani and Iduapriem are ISO14001 certified. Obuasi is in the process of implementing the ISO14001 standards.
Community and social development: The Bibiani mine engages regularly with the local District Assembly
Committee and has taken steps to inform community members about its activities through the local radio station at periodic community engagement meetings. Based on current estimates, the mine is due to close in 2007.

Guinea
Laws, regulations and standards: Code Minier of June 1995 (Mining Code); Code des Activities Economiques of
December 8, 1992 (Company Code); Code des Assurances of June 12, 1995 (Insurance Code); Codes des Douanes
(Customs Code); Code des Impots of 1991 (Tax Code); Code du Travail of January 28, 1988 (Labor Law);
Convention Collective of 1995 (Mining Industrial Award); and Code de l’Environnement of May 28, 1987 (Environment
Code).
Safety: Employee safety and health is catered for in the collective bargaining agreements with the unions that cover all categories of employees. Following a safety workshop for senior production managers and safety managers from
Ghana and Guinea, the operations resolved to adopt OHSAS 18001 as their safety management system, including the accompanying risk management program.
Health: The major health issues remain Malaria and HIV/AIDS. The Siguiri medical centre is overseen by three medical doctors and has a facility for minor surgery and fourteen-bed in-patient accommodation. The facility is available to the entire workforce and dependants, and also provides limited services to surrounding communities.
Environment:
Siguiri is developing an environmental management system and is committed to maintaining
ISO14001standards, with a view to certification by end 2006.
Community and social development: At Siguiri mine stakeholder engagement takes place at many levels, from local community members (whose main concerns relate to environmental issues and job creation) to the prefecture and various district committees, to the Representatives of Elders, to national government. Community social investment issues are dealt with by the Prefectural Council for the Development of Siguiri, which is overseen by an international NGO.
The mine funded the maintenance of the Siguiri Airstrip and the reconstruction of the 22 kilometer road from Siguiri to
Koron, one of the major commercial highways in the district.
The mine provided funding for a community radio station which was commissioned in April 2005. The station’s programs place emphasis on health and sanitation, road safety, agriculture, small business, folk literature/music and
Islamic evangelization. The mine has also used the station to inform the communities of its corporate social responsibility, community relations and recruitment.
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
Safety: The Morila mine took second place in the Mali INPS Safety Competition in April 2005. At Morila the focus remains on the implementation of the Behavior-based Safety Program, first introduce two years ago. This remains necessary as the majority of accidents is still related to the behavior and attitude of the individuals involved.
Health: At Sadiola and Yatela, the medical surveillance program is run jointly by the medical staff and the Human
Resources Department. The on-mine medical facilities are considered by the company to be the best in the region and, at Sadiola, a well-equipped small hospital is on site.

At Morila, the union, which represents 100 percent of the workforce, is an active participant in monthly safety and health management meetings, as well as in investigations held into accidents and incidents.
At Sadiola and Yatela, agreements are in place between management and the unions in respect of safety and health matters and union members perform a vital function in terms of reporting defects and possible risk exposure areas.
Environment: In preparation for mine closure in 2010, the Morila mine is conducting technical studies at its tailings storage facility and waste rock dump to establish the most efficient and cost-effective rehabilitation measures at these two sites. The technical studies commenced at the beginning of 2005 and are expected to continue for two years, after which they will be subject to an external independent review for the purposes validation and verification.
The Yatela mine has commenced the implementation of its closure plan at the Alamatoula pit, the decommissioning and rehabilitation phase of which, together with the associated waste rock dump, is in progress.
Community and social development: Extensive stakeholder engagement structures exist at operations in Mali where a joint Public Consultation and Disclosure Plan developed for the Sadiola and Yatela mines has proved to be a useful tool in engaging with stakeholders.
At Sadiola and Yatela, social investment is channeled through the program implemented as a result of the Integrated
Development Action Plan. The funds set aside as part of this process are managed by an association which is independent of the company.
A socio-economic review of the area surrounding Morila mine undertaken by a local NGO formed the basis for the establishment of a development foundation at the mine which will be manage long-term sustainable development projects aimed at preparing communities for mine closure.
Namibia
Laws, regulations and standards: Health & Safety Regulations Act 6 of 1992; Hazardous Substance Act 15 of
1973; Mineral and Ordinance Act; Environmental Act 10 of 1998 and Namibia Water Corporation Act 12 of 1997.
Safety: The Navachab mine maintained its NOSA four star status and received a NOSA award for safety for the best open-pit mine in Namibia. Safety and health agreements are in place with the Mineworkers Union of Namibia which represents 80 percent of the workforce and participates in the mine’s Health and Safety Steering Committee.
Health: At the Navachab mine, the prevalence of HIV is relatively low, with approximately four employees benefiting from the antiretroviral therapy (ART) which was rolled-out for employees in April 2004. This ART program supports the Voluntary Counseling and Testing (VCT) and wellness program already in place.
Environment: The newly appointed dedicated Environmental Manager at the Navachab mine has overseen the successful implementation of various environmental initiatives at the operation. No significant incidents were reported during 2005.
Community and social development: The Navachab mine holds an annual meeting with interested and affected parties, with a mine tour, presentations and opportunity for discussion on issues including environmental impact, sustainable development and mine closure. Social investment initiatives continue to focus on education, the development of agricultural projects and local economic development initiatives.

Tanzania
Laws, regulations and standards: The United Republic of Tanzania Mining Act 1998; The United Republic of
Tanzania Mining Regulation 1999; The Industrial and Consumer Chemicals (Management and Control) Act 2003; The
Employment and Labor Relations Act 2004 and The National Environmental Management Bill (remains before
Parliament).
Safety: The Geita mine maintained its NOSA four-star rating and achieved 3.4 million lost-time injury free man hours in August 2005.
Health: The Geita mine interacts on a regular basis with a wide range of stakeholders in respect of safety and health issues, both formally and informally.
Environment: The Geita mine is ISO14001 certified. The mine received a certificate of merit for environmental management in the Tanzanian government’s President’s Award for Environmental Excellence.
Community and social development: In June 2005, the Geita mine again undertook the Geita Gold Mine
Kilimanjaro Challenge Climb Against HIV/AIDS, with employees, suppliers, contractors and others climbing the highest mountain in Africa to raise funds for and create awareness of people with HIV/AIDS. The Geita orphanage was one of the primary beneficiaries.
United States of America
Laws, regulations and standards: Mine safety and health is administered via the Mine Safety and Health
Administration (‘MSHA’), under a program, separate of safety and health requirements, that are applicable to other industries in the United States as addressed under Occupational Safety and Health Administration.
Safety: The CC&V mine achieved over one million man hours without a lost-time accident. This was recognized by the Colorado State Senate. CC&V has been nominated to the Colorado Mining Association for recognition of 24 months without a lost-time injury.
Health: There were no major health issues to manage at CC&V during 2005.
Environment: The closure program for the Big Springs operation continued with costs incurred covering the implementation of the long-term passive water management programs at the mine and mill and water quality and biological monitoring. The operation which ceased milling in 1994 has completed all of its major reclamation activities, has maintained and monitored the performance of the closure measures and is additionally in the process of seeking bond release.
CC&V users a probabilistic water balance model to guide storage capacity sizing, account for meteorological events and evaporative losses, manage solution movements through the heap leach facility, and to access current and future water needs of the project. The water conservation measure instituted in 2004 involves the burial of the drip irrigation lines on the surface of the heap leach facility. Recycling of water contained with the heap leach facility is a fundamental element of the facility design, construction and operation.
Community and social development: Stakeholder identification and engagement is formalized under the National
Environmental Policy Act in the United States when public lands or federal permits or approvals are involved. Other community outreach processes include local land use planning and State permit hearing processes. The life-of-mine plans are well documented and communicated to stakeholders on a regular basis.

At CC&V there are two funds for social investment the first is administered by the Community Affairs Manager through the Community Affairs Committee, which makes recommendations on donation requests. The second is related to larger, community-related projects, and at creating sustainable projects for the future. Donations are aimed at supporting institutions and causes which will create a social and political atmosphere that will allow the company to operate within Colorado. CC&V continues to run one of the most successful volunteering programs in the group, with employees donating some 2,500 hours of time to community service during the year.
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
Item 4A: Unresolved staff comments
Not applicable.
113
Item 5: Operating and financial review and prospects
The following operating and financial review and prospects are based on the US GAAP financial statements of AngloGold
Ashanti for the years ended and as at December 31, 2005, 2004 and 2003 which are included under Item 18 of this annual report.
Overview
For the year ended December 31, 2005, AngloGold Ashanti had an attributable production of approximately 6.2 million ounces
(including joint ventures) of gold. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has a global presence with
21 operations comprising open-pit and underground mines and surface metallurgical plants in ten countries (Argentina,
Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America) which are supported by extensive, yet focused, exploration activities. As at December 31, 2005, AngloGold Ashanti had Proven and Probable Ore
Reserves of approximately 63.3 million ounces (including joint ventures) on an attributable basis.
AngloGold Ashanti’s main product is gold. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.
AngloGold Ashanti’s world-wide operations, divided into countries are: South Africa (which comprises seven operations),
Argentina (which encompasses one operation), Australia (which encompasses one operation), Brazil (which encompasses two operations), Ghana (which encompasses three operations), Guinea (which encompasses one operation), Mali (which encompasses three operations), Namibia (which encompasses one operation), Tanzania (which encompasses one operation) and the United States of America (which encompasses one operation). For more information on AngloGold Ashanti’s business and operations, see “Item 4B.: Business overview — Products, operations and geographical locations”.
5A.    Operating
results
Introduction
AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. As a result, AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar
(the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the IMF, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.
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
On March 8, 2006, the afternoon fixing price for gold on the London Bullion Market was $544.75 per ounce.
AngloGold Ashanti’s costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs are incurred on labor, fuel and lubricants, consumable stores which include explosives, timber, other consumables and utilities incurred in the production of gold. Labor is a significant component of production costs as
AngloGold Ashanti’s mining operations consist mainly of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.

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
Effect of exchange rate fluctuations
Currently, a significant portion of AngloGold Ashanti’s revenues are generated in South Africa, and to a lesser extent in Brazil,
Argentina and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South
African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2005, AngloGold Ashanti derived 67 percent
(61 percent including joint venture arrangements) of its revenues from these countries and incurred 63 percent (59 percent including joint venture arrangements) of its production costs in these local currencies. In 2005, the weakening of the US dollar against these local currencies accounted for nearly $4 per ounce, or 24 percent of the total increase in total cash costs per ounce from 2004. As the price of gold is denominated in US dollars and AngloGold Ashanti realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves AngloGold Ashanti’s profitability in the short-term. Mainly as a result of its hedging instruments, a small portion of AngloGold Ashanti’s revenues are denominated in South African rand and Australian dollar, which partially offsets the effect of the US dollar’s strength or weakness on
AngloGold Ashanti’s profitability. Based upon average rates during the respective years, the rand and the real strengthened by approximately 1 percent and 17 percent respectively, against the US dollar in 2005 compared to 2004. The Argentinean peso traded freely against the US dollar from January 1, 2002 and had devalued to 3.0375:1 against the US dollar by
December 31, 2005. The Australian dollar, based on the average rates during the respective years, strengthened by 4 percent against the US dollar in 2005 compared to 2004.
To fund local operations, AngloGold Ashanti holds funds in local currencies. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, AngloGold Ashanti’s cash and cash equivalents reported in US dollars could change. At December 31, 2005, approximately 37 percent of AngloGold Ashanti’s cash and cash equivalents were held in local currencies.
Certain exchange controls are currently in force in South Africa. Although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value of the rand while exchange controls exist. The government has indicated its intention to lift exchange controls over time and recently increased the limits of offshore investments for individuals. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see “Item 10D.: Exchange controls”.
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
Year ended December 31
2005
percent
2004
percent
2003
percent
The average South African rand/US$ exchange rate strengthened by: (1.1) (14.7) (28.0)
PPI (inflation rate) increase: 3.1 0.6 1.7
Net effect
(4.2)
(15.3)
(1)
(29.7)
(1)
(1) The decrease in the inflation rate is outweighed by the impact of the strengthening of the rand relative to the US dollar.

Effect of commodity instruments
AngloGold Ashanti has utilized commodity instruments to protect the selling price of some of its anticipated gold production.
Although the use of these instruments may protect a company against low gold prices, it will only do so for a limited period and only to the extent the hedge book can be sustained. The use of such instruments may also prevent full participation in subsequent increases in the market price for gold with respect to covered production. During 2003, AngloGold Ashanti took the decision to lower its mandate for hedging from 50 percent to 30 percent of the next five years production, spread over ten years. For a discussion of AngloGold Ashanti’s commodity instruments, see “Item 11.: Quantitative and qualitative disclosures about market risk”.
Acquisitions and dispositions
The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly,
AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.
In May 2003, AngloGold sold its wholly-owned Amapari Project to Mineração Pedra Branca do Amapari. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property as part of the Minorco transaction, the company had sought to prove up additional reserve ounces in order to achieve a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell.
In June 2003, AngloGold sold its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in
South Australia, to Helix Resources Limited.
In July 2003, AngloGold sold its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. Queenstake
accepted full closure and reclamation liabilities.
In July 2003, AngloGold sold its entire investment of 8,348,600 shares held in East African Gold Mines Limited and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited.
In September 2003, AngloGold purchased a portion of the Driefontein mining area in South Africa from Gold Fields Limited.
In January 2004, AngloGold sold its Western Tanami Project in Australia to Tanami Gold NL in Australia, for a cash payment of
A$4 million ($3 million) and 25 million fully paid ordinary shares in Tanami Gold NL. This followed an initial payment of
A$0.3 million ($0.2 million) made on November 24, 2003. In February 2006, AngloGold Ashanti disposed of its entire remaining investment in Tanami Gold.
The business combination between AngloGold and Ashanti Goldfields Company Limited was completed with effect from
Monday, April 26, 2004, following the confirmation by the High Court in Ghana on Friday, April 23, 2004, of the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti. AngloGold changed its name to
AngloGold Ashanti Limited on April 26, 2004. For a detailed discussion of the AngloGold Ashanti business combination, see
“Item 5A.: Operating results – business combination between AngloGold and Ashanti”.
In July 2004, AngloGold Ashanti agreed to acquire a 29.9 percent stake in Trans-Siberian Gold plc (TSG) through an equity investment of approximately £18 million ($32 million) in two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. TSG is listed on the London Stock Exchange’s Alternative Investment
Market (AIM). This first move into Russia allows AngloGold Ashanti the opportunity of establishing a meaningful interest in a company with Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as to being able to establish a business within this prospective new frontier. In April 2005, the company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share. In May
2005, the second subscription was completed.

In August, 2004, AngloGold Ashanti sold its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of
Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of
A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.
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
In September 2004, AngloGold Ashanti sold its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa
Holdings (Pty) Limited (Mwana) for a deferred consideration of $2 million, which was settled part in cash ($1.75 million) and part on the issue of 600,000 Mwana plc shares. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-
Rebecca Gold Mine.
In September 2004, AngloGold Ashanti’s 40 percent equity interest in Tameng Mining and Exploration (Pty) Limited of South
Africa (Tameng) to Mahube Mining (Pty) Limited for a cash consideration of R20 million ($3 million). Tameng owns certain mineral rights to platinum group metals (PGMs) on the farm Locatie Van M’Phatlele KS 457, on the northern limb of the
Bushveld Complex in the Limpopo Province in South Africa.
In October 2004, AngloGold Ashanti signed an agreement with Philippines explorer Red 5 Limited to subscribe for a
12.3 percent stake in the expanded issued capital of Red 5 for a cash consideration of A$5 million ($4 million). This placement is being used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines. For a period of 2 years commencing in October 2004, AngloGold Ashanti has the right to enter into Joint Venture arrangements on Red 5's tenements
(excluding their Siana project) with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these Joint Venture areas. The Company has not yet entered into such joint venture arrangements. On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent.
In April 2005, AngloGold Ashanti agreed to the conditional sale of exploration assets in the Laverton area, comprising the
Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures to Crescent Gold Limited (Crescent). The sale is dependent upon Crescent meeting a staged payments schedule.
Following the announcements, a decision was taken to accept a cash consideration of A$1 million in lieu of shares in Crescent.
In July 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold
Ashanti, its Weltevreden mine in exchange for Aflease shares in a transaction valued at R75 million ($11 million). On
December 19, 2005, Aflease was acquired by SXR Uranium One Incorporated (formerly Southern Cross Incorporated) (SXR
Uranium One).

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

Business combination between AngloGold and Ashanti
In connection with the business combination between AngloGold and Ashanti, AngloGold and the government of Ghana agreed the terms of a Stability Agreement, approved by the parliament of Ghana, to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination.
Under the Stability Agreement, the government of Ghana retained its special rights (“Golden Share”) under the provisions of the mining law pertaining to the control of a mining company, in respect of the assets and operations in Ghana.
•
In terms of the Golden Share, the following requires, and will not be effective without, the written consent of the government of Ghana as the holder of the Golden Share - any disposal by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group’s assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the Ashanti
Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).
The Golden Share does not carry any right to vote at any general meeting of AngloGold Ashanti.
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
AngloGold Ashanti completed the purchase price allocation based on independent appraisals and valuations. The transaction was accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $182 million being recorded, relating mainly to the extended life of AngloGold Ashanti by the Obuasi project in Ghana and enlarged negotiation base and presence in Africa by Ashanti operations. In accordance with the provisions of SFAS142, goodwill was assigned to specific reporting units.
The company’s reporting units are generally consistent with the operating mines underlying the segments identified in note 29 to the consolidated financial statements “Segment and geographical information”. Goodwill related to the acquisition is non-
deductible for tax purposes.
The gold prices used to value the Ashanti acquired mineral rights and reserves were determined in accordance with EITF 04-3
“Mining Assets Impairment and Business Combinations” (EITF 04-3) which was effective from March 31, 2004. In accordance with EITF 04-3, AngloGold Ashanti’s determination of the gold price assumptions to be used included a detailed consideration of the historic, current and future prices of gold and other data that a market participant would consider. This was important because the EITF states “Generally, an entity should consider all available information including current prices, historical averages, and forward pricing curves. The Task force observed that it generally would be inappropriate for an entity to use a single factor, such as the current price or a historical average, as a surrogate for estimating future prices without considering other information that a market participant would consider”.

AngloGold Ashanti considered among other things, the following factors when considering historic, current and future prices of gold:
1. Historical and current gold prices (both adjusted and unadjusted for inflation to acquisition date);
2. The forward pricing curve for gold;
3. Portfolio diversification and increased investment holdings in gold;
4. A favorable macro-environment;
5. Increased jewellery demand;
6. Shifting official sector sentiment;
7. Declining gold mine supply;
8. Producer dehedging; and
9. Gold asset and company valuation multiples
Having considered the above factors, AngloGold Ashanti concluded that the forward curve price points were consistent with the other factors which a market participant would consider and were, in its judgment, the best indicator of fair value at acquisition.
AngloGold Ashanti therefore used the forward gold price curve existing on April 23, 2004 (value dated April 27, 2004) for the
10-year period where there is a forward gold market and quoted forward prices for gold. For periods thereafter, the estimated gold price has been adjusted for inflation by 2.25 percent per year for the anticipated remaining life of the mineral rights and reserves acquired.
Specifically AngloGold Ashanti noted that the forward curve:
1. Is based on quoted market prices, which represents the best evidence of fair value according to FASB literature;
2. Is consistent with other market information about the price; and
3. Is available to other market participants.
As a result of this approach, AngloGold Ashanti utilized a range of gold prices in estimating the value of the acquired mineral rights and reserves, the low end of the estimated price received range was nominal $402 per ounce in 2005 and the high end of the estimated price received range was nominal $999 per ounce in 2039 with an overall average estimated received price of $673 per ounce in nominal terms. In addition, costs for the first six years were estimated based on operational requirements adjusted by inflation, and escalated by 2.25 percent per year for periods thereafter. Future cash flows have been discounted using compound pre-tax rates adjusted for country and other risks, on a mine by mine basis. In particular, these rates vary between 6.5 – 8.5 percent for Ghana, 9.75 – 11.75 percent for Guinea, and 6.25 – 8.25 percent for Tanzania.
During the year ended December 31, 2005, AngloGold Ashanti recorded an impairment of $4 million relating to goodwill formerly assigned to operations situated in Ghana (at Bibiani) as part of the business combination, resulting from a reduction in the life of mine following a re-assessment at Bibiani.
The finalization of the purchase price allocation at the individual mines during 2005 in respect of fixed assets resulted in a reallocation between mine development and mine infrastructure of $214 million included in property, plants and equipment.
The allocation of goodwill assigned to reporting units was not affected.
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
South African companies are subject to exchange control regulations. Governmental officials have from time to time stated
their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. From 1998, certain aspects of exchange controls for financial institutions and individuals have been incrementally relaxed. It is, however, impossible to predict whether or when the South African government will remove exchange controls in their entirety. South
African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African
Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see “Item 10D.: Exchange controls”.
On May 1, 2004, the Minerals and Petroleum Resources Development Act, Act 28 of 2002 (MPRDA) came into effect and operation. The MPRDA vests custodianship of South Africa’s mineral rights in the State. The State issues prospecting rights or mining rights to applicants. The former common law prospecting, mining and mineral rights are now known as old order mining rights and the transitional arrangements provided in the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights. Applicants have five years from May 1, 2004, in which to apply to convert old order mining rights into new order mining rights.
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
Gold market in 2005
New levels of investor and speculator interest in gold during 2005 led to the gold price reaching 25-year highs and this was most marked towards the end of the year, the fourth year of the current rally in the gold price. The average gold price for the year was $445 per ounce, an increase of 9 percent on 2004.
A
significant feature of the year was the break in the four-year link between the gold price and the dollar/euro exchange rate, and a material increase in the gold price in non-US dollar terms for the first time in the current gold price cycle. The resurgence in the dollar also contributed to a shift in the local currency and the rand weakened against the US dollar for most of the year.
At its weakest point of R6.96/$1, the South African currency had lost some 19 percent against the dollar since the beginning of
January 2005, when the exchange rate reached R5.64/$1. The rand however strengthened towards the end of the year and recouped most of its intra-year losses, averaging R6.35/$1 for the current year, compared to an average of R6.42/$1 for 2004.
The relative weakness of the rand during the second half of the year, together with the strong spot price of gold in US dollars, resulted in sharply higher rand gold prices which peaked at R111,000 per kilogram in December 2005.

Speculative demand
The net open position on the Comex peaked in October 2005 at a little over the previous record level set in April 2004 of over
22 million ounces net long (685 tonnes net long), and this sustained long position on Comex has helped to keep the gold price firm and rising. Aggregate investor holdings in gold ETFs, which by January 2006 amounted to some 13 million ounces or 400 tonnes of gold were accumulated mostly during the past 12 months, and predominantly from the launch of the New York Stock
Exchange’s streetTRACKS fund in late 2004. The combined Comex and ETF holdings at December 31, 2005 exceed 30 million ounces, or almost 950 tonnes of gold in net investment and speculative positions in developed markets.
Demand
Physical offtake of gold continued to improve during the year. Demand fell back under the weight of the rising gold price during the final quarter of 2005, but overall figures for fabrication offtake for the year remained positive. As has been the case for some time, however, the offtake of gold in jewellery in the developed markets of the United States, Europe and Japan remained disappointing.
Net bullion supply on the market was higher, driven particularly by a year-on-year increase of over 40 percent in official sales of gold, to 663 tonnes for 2005, and significantly reduced dehedging by gold producers. The market returned to an over-supply position during the second half of 2005.
Official sector
The most significant issue for gold in the official sector in 2005 was the proposal made by certain members of the International
Monetary Fund (IMF) during 2005, to sell outright a portion of the gold reserves of the IMF to provide debt relief for heavily indebted poor countries. While this proposal contributed to a measure of negative sentiment in the gold market at the time, the announcement by the G8 that such a debt relief program would not be funded by either a revaluation or sale of the gold reserves of the IMF, removed the uncertainty that IMF sales might cap the gold market in the future.
Comparison of operating performance in 2005, 2004 and 2003
The following table presents operating data for the AngloGold Ashanti group for the three year period ended December 31,
2005:
Operating data for AngloGold Ashanti
Year ended December 31
2005                2004
(1)
2003
(1)
Total attributable gold production (thousand ounces) 6,166 5,829 5,413
Total cash costs ($/oz) 281 264 225
Total production costs ($/oz) 398 353 285
Production costs (million US dollars) 1,638 1,340 992
Capital expenditure (million US dollars) 722 583 363
- Consolidated entities 710 571 339
- Equity accounted joint ventures 12 12 24
(1) Adjusted to exclude Ergo, which has been discontinued.
Attributable
Gold production
For the year ended December 31, 2005, AngloGold Ashanti’s total attributable gold production from continuing operations increased by 337,000 ounces, or 6 percent, to 6.2 million ounces from 5.8 million ounces produced in 2004. Gold production from the Geita mine in Tanzania increased from 570,000 ounces in 2004 to 613,000 ounces in 2005 and mines acquired in the completed Ashanti business combination in Ghana and Guinea reported increases from 568,000 ounces to 926,000 ounces, mainly as a result of reporting for a complete year in 2005 whereas they were reported for only eight months in 2004. The Guinean operations were also effected positively from a change in processing method. Marginal increases in gold production were recorded from operations located in Brazil where gold production rose from 334,000 ounces to 346,000 ounces. Gold production from operations situated in South Africa decreased by 6 percent from 2,857,000 ounces produced in 2004 to 2,676,000 ounces in 2005 mainly due to both lower mining volumes and grade. Gold production from operations situated in the USA increased from

329,000 ounces produced in 2004 to 330,000 ounces in 2005. The Australian operations produced 455,000 ounces of gold during 2005, compared with 410,000 ounces in 2004. Gold production in Mali increased by 11 percent from 475,000 ounces in
2004 to 528,000 ounces in 2005, mainly as a result of improved grades. Navachab, the Namibian operation, produced 81,000 ounces of gold in 2005 compared with 66,000 ounces in 2004, mainly as a result of increased milled tonnages and recovered grade. Operations in Argentina produced 211,000 ounces both in 2005 and 2004.
For the year ended December 31, 2004, AngloGold Ashanti’s total gold production from continuing operations increased by
416,000 ounces, or 8 percent, to 5.8 million ounces from 5.4 million ounces produced in 2003. Gold production from the Geita mine in Tanzania increased from 331,000 ounces in 2003 to 570,000 ounces in 2004 mainly due to the impact of the additional
50 percent interest acquired in the mine, as part of the completed AngloGold Ashanti business combination during April 2004.
Similarly, former Ashanti operations acquired as part of the completed AngloGold Ashanti business combination situated in
Ghana, Guinea and Zimbabwe contributed 577,000 ounces of gold produced in 2004. Marginal increases in gold production were recorded from operations located in Argentina and Brazil where gold production rose from 209,000 ounces and 323,000 ounces, respectively, in 2003 to 211,000 ounces and 334,000 ounces, respectively, in 2004. Gold production from operations situated in South Africa decreased by 7 percent from 3,078,000 ounces produced in 2003 to 2,857,000 ounces in 2004 mainly due to lower mining volumes and grade. Gold production from operations situated in the USA decreased from 390,000 ounces produced in 2003 to 329,000 ounces in 2004 mainly due to the impact of the sale of the Jerritt Canyon Joint Venture of North
America effective June 30, 2003 on production of 2004. The Australian operations produced 410,000 ounces of gold during
2004, compared with 432,000 ounces in 2003, as a result of the impact on 2004 production of the closure of Union Reefs mine in October 2003. Gold production in Mali decreased by 18 percent from 577,000 ounces in 2003 to 475,000 ounces in 2004, mainly as a result of lower grade mining blocks encountered on the periphery of the pit at Morila. Navachab, the Namibian operation, produced 66,000 ounces of gold in 2004 compared with 73,000 ounces in 2003, mainly as a result of milled tonnages and recovered grade which dropped in the first half of 2004 as no ore was mined (only stockpiles were treated), while the operation made the transition to owner-mining.
A more detailed review of gold production at each of AngloGold Ashanti’s operations is provided under “Item 4B.: Business overview”.
Total cash costs and total production costs
Total cash costs for the year ended December 31, 2005 was $281 per ounce, $17 per ounce, or 6 percent, higher than the total cash costs of $264 per ounce recorded in 2004. This change was mainly due to marginally higher total cash costs for the South
African, Australian, and Malian and USA operations in 2005, which increased by 3 percent, 3 percent, 4 percent and 5 percent respectively, and substantially higher total cash costs for the Argentinean, Brazilian, Ghanaian and the Tanzanian operations in
2005, which increased by 11 percent, 42 percent, 16 percent and 19 percent respectively, when compared to 2004. The increase in Brazil was principally the effects of the stronger currency compared to the US dollar. Declines in total cash costs were achieved by the Guinean and Namibian operations of 33 percent and 8 percent respectively.

The increase in total cash costs at the South African operations was mainly due to the strengthening of the South African rand relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.37 and R6.44 during the year ended December 31, 2005 and 2004, respectively) offset by the impact of the implemented cost cutting drives set at the beginning of the year. The Australian operations recorded higher total cash costs in 2005, mainly due to the strengthening of the Australian dollar relative to the US dollar (based on the average exchange rates of the Australian dollar against the US dollar of A$1.31 and A$1.36 during the year ended December 31, 2005 and 2004, respectively).
Overall, total cash costs for 2005 increased by $17 per ounce of which $4 per ounce related to stronger operating currencies relative to the dollar, $19 per ounce to inflation, and $8 per ounce to lower grades. Cost savings initiatives helped to offset these increases by $14 per ounce.
Total cash costs for the year ended December 31, 2004 was $264 per ounce, $39 per ounce, or 17 percent, higher than the total cash costs of $225 per ounce recorded in 2003. This change was mainly due to substantially higher total cash costs for the South African, Australian, Malian and Namibian operations in 2004, which increased by 15 percent, 12 percent, 34 percent and 27 percent respectively, when compared to 2003. The increase in total cash costs at the South African operations was mainly due to the strengthening of the South African rand relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.44 and R7.55 during the year ended December 31, 2004 and 2003, respectively) being offset by the impact of the change in estimate of on-reef Ore Reserve development expenditure during 2004. The Australian operations recorded higher total cash costs in 2004, mainly due to the strengthening of the Australian dollar relative to the US dollar (based on the average exchange rates of the Australian dollar against the US dollar of A$1.36 and A$1.54 during the year ended
December 31, 2004 and 2003, respectively). Overall, total cash costs for 2004 were increased by nearly $28 per ounce
(relating to US dollar weakness against all local currencies) and reduced by nearly $15 per ounce (due to the change in estimate of on-reef Ore Reserve development during 2004), when compared to 2003. The operations in Mali and Namibia recorded higher total cash costs per ounce in 2004 mainly due to increased mining costs and lower grades, when compared with 2003. Overall, lower ore grade increased total cash costs by nearly $6 per ounce in 2004 when compared to 2003. Former
Ashanti operations acquired as part of the completed AngloGold Ashanti business combination situated in Ghana, Guinea,
Zimbabwe and Tanzania (Geita – 50 percent) increased total cash costs by $9 per ounce in 2004 when compared to 2003.
Total production costs per ounce increased from $353 per ounce in 2004 to $398 per ounce in 2005 and from $285 per ounce in 2003 to $353 per ounce in 2004.
A more detailed review of total cash costs and total production costs at each of AngloGold Ashanti’s operations is provided under “Item 4B.: Business overview”.
Reconciliation of total cash costs and total production costs to financial statements
Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute was a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, this institute has now been incorporated into the National Mining
Association, which has developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
Total cash costs, as defined in the Gold Institute industry guidelines are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.
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
Total production costs, as defined in the Gold Institute industry guidelines, are total cash costs, as calculated using the Gold
Institute industry guidelines, plus amortization, depreciation and rehabilitation costs.
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
Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the company’s performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:
• an indication of profitability, efficiency and cash flows;
• the trend in costs as the mining operations mature over time on a consistent basis; and
• an internal benchmark of performance to allow for comparison against other mining companies.
A reconciliation of production costs as included in the company’s audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2005 is presented below. In addition the company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2005
Operations in South Africa
(6)
(in $ millions, except as otherwise noted)
)
Production costs
137
123
51
178
134
105
26

Plus:
Production costs of equity accounted joint ventures - - - - - - - (7)
Less:
58
Rehabilitation costs & other non-cash costs
(2) (1) 1 (6) (7) (1) - (2)
Plus:
Inventory movement
1
- - 1
-
1
-
-
Royalties
-                         -                      -                         -                       -                      -                      -                     -
Related party transactions
(1)
7                        7                       2                      10                     7                      4                      1                    1
Adjusted for:
Minority interests
(2)
-                        -                       -                        -                        -                     -                       -                      -
Non-gold producing companies and adjustments
- -
 - -
-
- - (41)
Total cash costs
143                   129                 54                     183                   134                 109                    27                  9
Plus:

Depreciation, depletion and amortization
48
62
7
50
30
34
4
13
Employee severance costs
3
3
6
6
4 3
-
1
Rehabilitation and other non-cash costs
2
1
(1)
6
7
1 -
2
Adjusted for:
Minority interests
(2)
-                        -                     -                        -                       -                      -                      -                     -
Non-gold producing companies and adjustments
-
-
- -
-
-
-
(5)
Total production costs
196                   195                  66                    245                  175                 147                    31                  20
Gold produced (000’ ounces)
(3)
512                   502                126                    693                  482                 265                    95                    -
Total cash costs per ounce
(4)
279                   256                430                     264                 277                 410                  287                     -
Total production costs per ounce
(4)
383                   388                524                     354                 363                 555                  326                     -

For the year ended December 31, 2005
Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe
(in $ millions, except as otherwise noted)
ARGENTINA    AUSTRALIA
BRAZIL
GHANA
(10)
GUINEA
(10)
MALI           NAMIBIA
TANZANIA
(10)(11)
USA
ZIMBABWE

Production costs
31           127
-
-
40
27
127
45
77          76            -        -           -          20           189             67
-             -
Plus:
Production costs of equity accounted
joint ventures
-
-
-
-
-
-
-
-
-
-
42
25
48
-
-
-
-
-
Less:
Rehabilitation costs & other non-
cash costs
-           (10)
-
-
(1)
-
(1)
(7)
(2)          (1)        (2)
(1)
(2)          6
(18)             (3)       -             -
Plus:
Inventory movement
(1)
-
-
-
3
2
3
(5)
(4)
6
-
(1)
(1)
-
5
27
-
-
Royalties                                                       8
5
-
-
-
-
5
2
3
5
5
3
7
-
7
4
-
-
Related party transactions
(1)
-              -          -          -         -          -         1         -         1             -           -          -        (2)           -              -                  -        -             -
Adjusted for:

Minority interests
(2)
(2)            -          -          -         -      (14)        -         -      (14)         (12)        -          -          -             -              -                  -        -             -
Total cash costs
36           122        -          -       42       15     135       35       61         74         45      26         50        26             183             95       -             -
Plus:
Depreciation, depletion and
amortization                                              22             35        -          -       22       11       72       18      23         39         27        7         26          7              56              40         -            -
Employee severance costs
-                -         -          -          -        -          -          -         -           -             -         -           -          -                 -                 -         -            -
Rehabilitation and other non-cash
costs
-               10        -          -         1        -           1        7        2           1            2         1        2         (6)              18               3         -            -
Adjusted for:
Minority interests
(2)
(1)              -          -         -          -       (4)         -        -        (3)         (3)           -         -         -           -                  -                -         -            -
Total production costs
57            167        -         -        65      22      208     60       83         111         74      34       78         27             257          138         -            -
Gold produced (000’ ounces)
(3)
211            455        -         -      250      96      391   115     174        246        168      98     262         81            613           330         -            -
Total cash costs per ounce
(4)
171          269        -         -      169     158     345    305    348         301       265     263    191        321           298
(7)
230         -             -
Total production costs per ounce
(4)
270           367        -         -      260     229     532    522    477         451       440     347    298        333           419           418        -             -

For the year ended December 31, 2005
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
1,638
Plus:
 Production costs of equity accounted joint ventures
108
Less:
 Rehabilitation costs & other non-cash costs
(60)
Plus:
 Inventory movement
37
Royalties 54
Related party transactions
(1)
39
Adjusted for:
Minority interests
(2)
(42)
Non-gold producing companies and adjustments (41)
Total cash costs
1,733
Plus:
 Depreciation, depletion and amortization
653
Employee severance costs 26
Rehabilitation and other non-cash costs 60
Adjusted for:
Minority interests
(2)
(11)
Non-gold producing companies and adjustments (5)
Total production costs
2,456
Gold produced (000’ ounces)
(3)
6,166
Total cash costs per ounce
(4)
281
Total production costs per ounce
(4)
398
(1)
(2)
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
Adjusted to exclude Ergo.
(7)
Total cash costs per ounce calculation includes inventory change.
(8)
Jerritt Canyon Joint Venture was sold effective June 30, 2003.
(9)
There was no production attributable to AngloGold Ashanti in 2005.
(10)    Operations acquired from Ashanti (including 50 percent in Geita).
(11)    Freda-Rebecca mine was sold effective September 1, 2004.

For the year ended December 31, 2004
Operations in South Africa
(6)
(in $ millions, except as otherwise noted)
Production costs
138
133
71
180
134
107
25
-
Plus:
Production costs of equity accounted joint ventures
-                          -                            -                           -                        -                           -                          -                         -
Less:
Rehabilitation costs & other non-cash costs
(2)                      (2)                        (1)                        (4)                    (3)                        (2)                         -                       (3)
Plus:

Inventory movement (1)                       -                            -                         (3)                    (1)                        (1)                         -                         -
Royalties
-                         -                            -                          -                        -                           -                           -                         -
Related party transactions
(1)
6                        8                           2                         11                      7                          4                           5                         -
Adjusted for:
Minority interests
(2)
-                         -                            -                          -                        -                           -                           -                          -
Non-gold producing companies and adjustments
-                         -                            -                          -                         -                          -                            -                         3
Total cash costs
141                    139                        72                      184                     137                     108                         30                         -
Plus:
Depreciation, depletion and amortization
29                       39                        26                        22                       17                      20                          29                       10
Employee severance costs
-                           1                         2                          3                         1                        -                            -                          -
Rehabilitation and other non-cash costs 2                          2                          1                         4                          3                       2                            -                          3
Adjusted for:
Minority interests
(2)
-                           -                          -                          -                           -                        -                            -                          -
Non-gold producing companies and adjustments -                           -                          -                          -                           -                        -                            -                        (4)
Total production costs
172                      181                     101                      213                      158                   130                         59                         9
Gold produced (000’ ounces)
(3)
438                      568                     158                      795                      486                   293                        119                         -
Total cash costs per ounce
(4)
322                      245                     455                      231                     281                   370                        250                         -
Total production costs per ounce
(4)
393                      319                     639                      268                     325                  444                         496                         -

(7)
For the year ended December 31, 2004
Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe
(in $ millions, except as otherwise noted)
ARGENTINA        AUSTRALIA
BRAZIL
GHANA
(10)
GUINEA
(10)
MALI                      NAMIBIA
TANZANIA
(10)
USA
ZIMBABWE
(10)(11)
Production costs
31          87          -              -
31          26         73         27       43
42
-         -           -
23 109
56               -
4
Plus:
Production costs of equity accounted joint
ventures
-             -           -             -
-              -           -           -          -
-       39
21 36 - 23
-       -
-
Less:
Rehabilitation costs & other non-cash costs (1) (1) - - (1) - - - (1) (2) - - - - (1) 4 - -
Plus:
Inventory movement (2) 17 - - 2 - 1 (2) 1 - (2) - - - 5 21 - -
Royalties 8 4 - - - - 3 1 2 1 4 3 5 - 7
3
- -
Related party transactions
(1)
-             -         -              -
-              -            1          -          1
-         1         1        (1)
- -
-        -
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
Rehabilitation and other non-cash costs 1 1 - - 1 - - - 1 2 - - - - 1 (4) - -
Adjusted for:
Minority interests
(2)
(2)           -          -             -
-
(4)          -          -
(2)
(1)          -        -          -
-
-                       -        -
-
Total production costs
60
138          -            -
48          21        113        42        56
48        78        31     55
28
191               120
5
Gold produced (000’ ounces)
(3)
211        410
- -
240          94        255       105      125
83      174        97     204
66 570
329        -
9
Total cash costs per ounce
(4)
156        260
- -
133         134       305        251      303
443       242     255     196
348 250
220        -
417
Total production costs per ounce
(4)
284        337
- -
200         223       443        400      448
578       448     320     270
424 335 365         - 556

For the year ended December 31, 2004
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
1,340
Plus:
 Production costs of equity accounted joint ventures
119
Less:
 Rehabilitation costs & other non-cash costs
(20)
Plus:
 Inventory movement
35
Royalties 41
Related party transactions
(1)
46
Adjusted for:
Minority interests
(2)
(28)
Non-gold producing companies and adjustments 3
Total cash costs
1,536
Plus:
 Depreciation, depletion and amortization
507
Employee severance costs 7
Rehabilitation and other non-cash costs 20
Adjusted for:
Minority interests
(2)
(9)
Non-gold producing companies and adjustments (4)
Total production costs
2,057
Gold produced (000’ ounces)
(3)
5,829
Total cash costs per ounce
(4)
264
Total production costs per ounce
(4)
353
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
Adjusted to exclude Ergo.
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

For the year ended December 31, 2003
Operations in South Africa
(6)
(in $ millions, except as otherwise noted)
Production costs                                                                                117                     122                        85                      168                   129                     91                            19                   (22)
Plus:
Production costs of equity accounted joint ventures                            -                           -                           -                          -                        -                         -                              -                       -
Less:
Rehabilitation costs & other non-cash costs                                        -                         (1)                        (2)                       (2)                     (1)                       -                              -                       -
Plus:
Inventory movement                                                                              -                         (3)                        (1)                        2                       (2)                       -                              -                       -
Royalties
Related party transactions
(1)
6                          7                          2                         9                        6                         4                             3                       -
Adjusted for:
Minority interests
(2)
-                           -                            -                         -                        -                          -                             -                        -
Non-gold producing companies and adjustments
-                           -                            -                         -                        -                          -                             -                      28
Total cash costs
123                     125                         84                     177                   132                       95                          22                      6
Plus:
Depreciation, depletion and amortization
21                       15                          5                       18                     13                        15                          20                      4
Employee severance costs
1                        -                           2                         -                        -                           1                            -                       -
Rehabilitation and other non-cash costs
-                         1                          2                         2                       1                           -                             -                       -
Adjusted for:
Minority interests
(2)
-                          -                           -                         -                        -                           -                             -                       -
Non-gold producing companies and adjustments                                 -                          -                           -                         -                        -                           -                             -                     (2)
Total production costs
145                     141                        93                     197                  146                       111                         42                      8
Gold produced (000’ ounces)
(3)
499                     646                       187                    812                  497                       322                       115                      -
Total cash costs per ounce
(4)
247                     194                       448                    218                  266                       294                        200                     -
Total production costs per ounce
(4)
291                     218                       497                    243                  294                       345                        365                     -

For the year ended December 31, 2003
Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe
(in $ millions, except as otherwise noted)
ARGENTINA                       AUSTRALIA
BRAZIL
GHANA
GUINEA
MALI
NAMIBIA
TANZANIA                     USA                   ZIMBABWE
Production costs
26                81          -         23         33          20          -        -         -
-            -           -            -
20
-                  50          30
-
Plus:
Production costs of equity accounted joint
ventures
-                  -            -       -               -            -          -         -         -
-           30         19          29
-
59                      -            -
-
Less:
Rehabilitation costs & other non-cash costs
(1)
(1)
-
(1)
(1)
-
-
-
-
-
-
(1)
(1)
(1)
(1)
5
-
-
Plus:
Inventory movement
2
(1)
-
(2)
-
-
-
-
-
-
1
-
-
1
-
21
(1)
-
Royalties
6
3
-
-
-
-
-
-
-
-
4
2
7
-
3
2
-
-
Related party transactions
(1)
-                    -           -          -             -            -         -         -         -
-             1           -         (1)
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
(7)
199       270
-
Total production costs per ounce
(4)
273
299           -
365         206       200          -        -          -
-
401
333
176
329
224                  389       364
-

For the year ended December 31, 2003
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
992
Plus:
 Production costs of equity accounted joint ventures
137
Less:
 Rehabilitation costs & other non-cash costs
(9)
Plus:
 Inventory movement
17
Royalties 27
Related party transactions
(1)
37
Adjusted for:
Minority interests
(2)
(13)
Non-gold producing companies and adjustments 28
Total cash costs
1,216
Plus:
 Depreciation, depletion and amortization
321
Employee severance costs 4
Rehabilitation and other non-cash costs 9
Adjusted for:
Minority interests
(2)
(7)
Non-gold producing companies and adjustments (2)
Total production costs
1,541
Gold produced (000’ ounces)
(3)
5,413
Total cash costs per ounce
(4)
225
Total production costs per ounce
(4)
285
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
Adjusted to exclude Ergo.
(7)
Total cash costs per ounce calculation includes inventory change.
(8)
Jerritt Canyon Joint Venture was sold effective June 30, 2003. Results are included for the six months ended June 30, 2003.
(9)
There was no production attributable to AngloGold in 2003.

Capital expenditure
Total capital expenditure during the year ended December 31, 2005 was $722 million, compared to $583 million in 2004, which represents a $139 million, or 24 percent increase. In South Africa, capital expenditure increased from $333 million in
2004 to $347 million in 2005, mainly due to the impact of the strengthening of the South African rand against the US dollar.
Capital projects in Ghana and Guinea amounted to $90 million and $36 million, respectively, in 2005, compared to $42 million and $57 million, respectively, in 2004, as part of AngloGold Ashanti’s investment strategy following the AngloGold Ashanti business combination completed in April 2004. Expenditure in Brazil increased from $40 million in 2004 to $85 million in 2005 as a result of the Cuiabá expansion project. Capital expenditure in Namibia decreased from $21 million in 2004 to $5 million in
2005 as a result of reduced infrastructure spend resulting from the previous year transition from contract mining to owner-
mining. In Australia, capital expenditure increased from $28 million in 2004 to $38 million in 2005 mainly as a result of the continuing underground mining project. Capital expenditure in the USA decreased from $16 million in 2004 to $8 million in 2005 due to reduced pit development and mine equipment rebuilds.
Total capital expenditure during the year ended December 31, 2004 was $583 million, compared to $363 million in 2003, which represents a $220 million, or 61 percent, increase in capital expenditure on a group level. In South Africa, capital expenditure increased from $242 million spent in 2003 to $333 million in 2004, mainly due to the impact of the strengthening of the South
African rand against the US dollar and the impact of the change in estimate of on-reef Ore Reserve development expenditure
($85 million), during 2004. Capital projects in Ghana and Guinea amounted to $42 million and $57 million, respectively, in
2004, as part of AngloGold Ashanti’s investment strategy following the AngloGold Ashanti business combination completed in
April 2004. Capital expenditure in Namibia increased from $2 million spent in 2003 to $21 million in 2004, with the conversion of Navachab from contractor mining to owner-mining. In Australia, capital expenditure increased from $21 million to $28 million, mainly as a result of the Sunrise Dam underground mining project. Capital expenditure in the USA decreased from $27 million spent in 2003 to $16 million in 2004 due to the completion of the expansion project at Cripple Creek & Victor during 2004 and the impact of the sale of the Jerritt Canyon Joint Venture, effective June 30, 2003, on spending in 2004.
A more detailed review of capital expenditure at each of AngloGold Ashanti’s operations is provided under “Item 4B.: Business overview”.
Comparison of financial performance on a segment basis for 2005, 2004 and 2003
AngloGold Ashanti produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by AngloGold Ashanti’s chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

Revenues
Year ended December 31
(in millions)
2005
$
percent
2004
$
percent
2003
$
percent
Category of activity
Total revenues
Product sales
2,453
2,096
1,641
Interest, dividends and other
32
55
29
Total revenues
2,485
2,151
1,670
Geographical area data
Total revenues
South Africa
1,165
47
1,143
53
1,128
68
Argentina
103
4
100
5
76
5
Australia
215
9
172
8
157
9
Brazil
178
7
173
8
151
9
Ghana
314
13
209
10
-
-
Guinea
127
5
44
2
-
-
Mali
236
10
181
8
207
12
Namibia
36
1
28
1
28
2
Tanzania
233
9
208
10
107
6
USA
106
4
106
5
129
8
Zimbabwe
-
4
-
-
-
Other, including Corporate and Non-gold producing
subsidiaries
8
-
6
-
1
-
2,721
2,374
1,984
Less : Equity method investments included in above
(236)
(9)
(223)
(10)
(314)
(19)
Total revenues
2,485
100
2,151
100
1,670
100
In 2005, 47 percent of AngloGold Ashanti’s total consolidated revenues were derived from its operations in South Africa, compared to 53 percent in 2004, mainly as a result of a 6 percent decrease in gold production in South Africa from 2004 to
2005, as well as the full year impact of additional revenues generated arising from the business combination with Ashanti. This reduction in the South African revenue source is part of management’s strategy to increase the amount of non-South African revenue.
In 2004, 53 percent of AngloGold Ashanti’s total revenues were derived from its operations in South Africa, compared to
68 percent in 2003, mainly as a result of a 6 percent decrease in gold production in 2004 from 2003, as well as the impact of additional revenues generated arising from the business combination with Ashanti. Former Ashanti operations acquired as part of the completed AngloGold Ashanti business combination in Ghana, Guinea and Zimbabwe accounted for 10 percent,
2 percent and nil percent, respectively, of AngloGold Ashanti’s total revenue in 2004. Similarly, Tanzania contributed
10 percent of AngloGold Ashanti’s total revenues during 2004 compared to 6 percent in 2003, mainly due to the additional
50 percent interest acquired in Geita as part of this transaction. Operations in Mali and the USA contributed 8 percent and
5 percent of AngloGold Ashanti’s total revenues during 2004, compared to 12 percent and 8 percent, respectively, in 2003.
This decrease in Malian and USA revenues as a percentage of total revenues was mainly due to lower gold production during
2004 for Mali and the impact of the sale of the Jerritt Canyon Joint Venture of North America with effect from June 30, 2003 on revenue of 2004. Other operations, including those situated in Argentina, Australia, Brazil and Namibia and corporate, collectively accounted for approximately 22 percent of AngloGold Ashanti’s total revenue in 2004, compared to 25 percent in
2003.

Assets
As at December 31
(in millions)
2005
$
percent
2004
$
percent
2003
$
percent
Geographical area data
Total segment assets
South Africa
3,019
33
3,431
37
3,039
57
Argentina                                                                         248
3
260
3
264
5
Australia                                                                          737
8
711
8
649
12
Brazil                                                                                371
4
340
4
286
5
Ghana                                                                           2,104
23
2,126
22
-
-
Guinea                                                                             349
4
325
3
-
-
Mali                                                                                  309
(1)
4             344
(1)
4           332
(1)
6
Namibia                                                                              51
-
38
-
30
1
Tanzania                                                                       1,281
14
1,065
11
171
(1)
3
USA                                                                                 429
5
408
4
416
8
Other, including Corporate, Assets held for sale
and Non-gold producing subsidiaries
215
2
348
4
156
3
Total segment assets
9,113
100
9,396
100
5,343
100
(1)
Investment
held.
At December 31, 2005, 33 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 37 percent at the end of 2004. Operations outside of South Africa collectively accounted for approximately 67 percent of AngloGold
Ashanti’s total assets at December 31, 2005 compared to 63 percent at the end of the same period in 2004, reflecting the increasing management emphasis of obtaining viable assets outside South Africa.
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
Comparison of financial performance in 2005 with 2004
Revenues
Revenues from product sales and other income increased by $334 million from $2,151 million in 2004 to $2,485 million in 2005, representing a 16 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2005 as well as the contribution to revenue for the full twelve month period from operations acquired as part of the completed AngloGold Ashanti business combination, whereas only eight months were recorded in 2004. The average spot price of gold was $445 per ounce during 2005, $36 per ounce, or 9 percent, higher than $409 per ounce, the average spot price of gold in 2004. The majority of product sales consisted of US dollar-denominated gold sales.
Total revenues from the South African operations increased by $22 million to $1,165 million from $1,143 million realized in
2004, a 2 percent increase, mainly as a result of the higher gold price. The increase in revenues was partly offset by the anticipated reduced gold production at the South African operations as both volumes (6 percent lower in 2005 compared with
2004) and grade decreased.

Total revenues generated by Cerro Vanguardia, the Argentinean operation increased marginally from $100 million in 2004 to
$103 million in 2005 on flat volumes. Although volumes of ore processed declined, gold produced remained unchanged due to an increase in grade yield.
The Australian operation at Sunrise Dam increased production to 455,000 ounces from 410,000 ounces in 2004. In addition, average grade increased marginally as surface grades were supplemented by increasing tonnage from the underground operation and as a result, total revenues increased from $172 million in 2004 to $215 million in 2005.
The two operations in Brazil produced 346,000 attributable ounces. Year-on-year volumes of ore processed increased which was offset by a reduction in average grades resulting in total revenues of $178 million in 2005 compared to $173 million in
2004.
Total revenues generated from operations situated in Ghana acquired as part of the AngloGold Ashanti business combination amounted to $314 million in 2005, compared to $209 million in 2004. The three mines produced 680,000 ounces of attributable gold. Production only improved modestly during the year and was hampered by inadequately drilled and developed reserves.
Processes have been put in place to improve this situation over the coming years.
Total revenues generated in Guinea acquired as part of the AngloGold Ashanti business combination amounted to
$127 million in 2005 compared to $44 million in 2004. The mine at Siguiri produced 246,000 ounces of attributable gold. The operations transitioned from heap leach processing to carbon-in-pulp operation allowing the mine to exploit previously untreatable ore.
Tanzania recorded total revenues of $233 million in 2005 compared to $208 million in 2004. Production decreased to 613,000 ounces, as ore exposed in previous stripping activities was depleted.
Production costs
Production costs increased from $1,340 million in 2004 to $1,638 million in 2005, which represents a $298 million, or
22 percent increase. In South Africa, production costs increased by $24 million to $812 million in 2005 from $788 million in
2004 primarily due to the strengthening of the South African rand relative to the US dollar. About 50 percent of AngloGold
Ashanti’s production costs were denominated in South African rands in 2005. Production costs recorded from operations situated in Ghana, Guinea and Zimbabwe acquired as part of the AngloGold Ashanti business combination contributed
$325 million to production costs in 2005 compared to $189 million in 2004.
Production costs recorded by Geita in Tanzania increased from $109 million in 2004 to $189 million in 2005 mainly due to the impact of the additional 50 percent acquired in Geita as part the AngloGold Ashanti business combination, which resulted in
Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.
Exploration costs
Exploration costs remained unchanged at $44 million in 2005. During 2005, exploration continued to focus around the operations in the countries in which AngloGold Ashanti has operations namely, Argentina, Australia, Brazil, Ghana, Guinea,
Tanzania, Mali, Namibia, South Africa and the USA. In addition, exploration activities were pursued in areas in the Democratic
Republic of Congo, Colombia, Alaska, China, Philippines, Mongolia and Russia. During 2005 exploration activities in Peru were terminated and the Canadian prospects were converted to a royalty basis. For a discussion of AngloGold Ashanti’s exploration activities in 2005, see “Item 4B.: Business overview – Global exploration”.
Related party transactions
Related party transactions in 2005 amounted to $41 million compared with $45 million in 2004 mainly due to higher contract work generated by development activities. For a detailed discussion of related party transactions, see “Item 5B.: Liquidity and capital resources – Related party transactions”.

General and administrative
General and administrative expenses increased from $58 million in 2004 to $71 million in 2005, mainly due to the full year impact of the Ashanti business combination, integration costs in connection with the AngloGold Ashanti business combination and the strengthening of the South African rand relative to the US dollar.
Royalties
Royalties paid by AngloGold Ashanti increased from $27 million in 2004 to $39 million paid in 2005, with royalties in Australia,
Argentina, Tanzania and the USA amounting to $5 million, $8 million, $7 million and $4 million, respectively, in 2005 compared with $4 million, $8 million, $5 million and $3 million, respectively, in 2004. Royalties paid in Ghana and Guinea amounted to
$15 million in 2005 compared to $7 million in 2004. Australian royalties are payable to the government as specified in the relevant legislation in each State or Territory based on ounces produced. In Argentina, royalties are payable to Formicruz, a
State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation
calculated as a percentage of revenues. In Tanzania, royalties for Geita, are payable to the Tanzanian government calculated as a percentage of revenues. In the USA, royalties are payable to a small number of private claim holders based on ounces produced and percentage ownership of the specific claim being mined.
Market development costs
Market development costs decreased from $15 million in 2004 to $13 million in 2005. During 2005, approximately 69 percent
(2004: 66 percent) of these costs were spent through the World Gold Council (WGC). For a detailed discussion on market development see “Item 4B.: Business overview – Gold market development”.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $148 million or 33 percent, to $593 million in 2005 when compared to $445 million recorded in 2004. In South Africa, depreciation, depletion and amortization expense increased from
$192 million in 2004 to $248 million in 2005, mainly due to the impact of currency movements. Depreciation, depletion and amortization expense from operations situated in Ghana and Guinea acquired since April 2004 as part of the AngloGold
Ashanti business combination amounted to $152 million in 2005 compared to $80 million in 2004 mainly as a result of a full year’s costs. Tanzania recorded depreciation, depletion and amortization expense of $56 million in 2005 compared to
$47 million in 2004. Other operating units' depreciation, depletion and amortization expense was generally in line with that of the prior year.
Impairment of assets
In 2005, AngloGold Ashanti recorded impairments amounting to $141 million. These related to the Bibiani mine in Ghana of
$41 million; in South Africa – mine development costs of $6 million were impaired as a review of certain properties and access development identified that they will not generate future cash flows. The tax rate concession which was granted by the Government of Ghana at a rate of 30 percent in negotiations for the Ashanti business combination in 2004 amounting to
$20 million was fully impaired during 2005 as the corporate tax rate in Ghana was revised down to 25 percent. Due to a change in intention to exploit certain properties in South Africa, acquired at the formation of AngloGold, AngloGold Ashanti recorded an impairment of $74 million in 2005.
In 2004, AngloGold Ashanti recorded an impairment of assets of $3 million relating mainly to goodwill held in its subsidiary,
GoldAvenue and mining assets and mineral rights in Australia.

Interest expense
Interest expense increased by $13 million from $67 million recorded in 2004 to $80 million in 2005. The increase in interest expense from 2004 was mainly due to finance charges paid on the issuance of the $1,000,000,000 2.375 percent convertible bonds in February 2004 and increased bank borrowings during 2005. All of AngloGold Ashanti’s debt (exclusive of the rand denominated corporate bond and local South African borrowings) was denominated in US dollars in 2005.
Accretion expense
Accretion expense of $5 million was recorded in 2005 compared with $8 million in 2004. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Employment severance cost
Employment severance costs increased to $26 million in 2005 from $7 million in 2004. The 2005 expense generally related to retrenchments in the South African region reflecting mainly rationalization of operations.
Profit on sale of assets
The profit on sale of assets of $3 million recorded in 2005 relates to the disposal of various exploration properties. The profit on sale of assets of $14 million recorded in 2004 relates mainly to the sale of the Western Tanami assets, Tanami Gold Mine and
Union Reefs mine in Australia and various mineral rights and exploration properties in South America.
Mining contractor termination costs
During 2005, the operations at Geita in Tanzania transitioned from contractor mining to owner-mining. The company incurred cancellation costs of $9 million in this regard.
Non-hedge derivative loss/gain
A loss on non-hedge derivatives of $151 million was recorded in 2005 compared to a loss of $131 million in 2004 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.
Loss from continuing operations before income tax, equity income, minority interest and cumulative effect of accounting change
For the foregoing reasons, in 2005, loss before equity income and income tax amounted to $363 million compared to a loss of
$25 million in 2004.
Equity income in affiliates
Equity income in equity method investments increased from $23 million in 2004 to $39 million in 2005, mainly as a result of the increased earnings of operations in Mali during 2005.
Taxation benefit/expense
Taxation decreased by $11 million from a net tax benefit of $132 million recorded in 2004, to a net tax benefit of $121 million in
2005. Charges for current tax in 2005 amounted to $70 million compared to $68 million in 2004. Charges for current tax in 2005 included an under provision of $53 million in estimated tax payable. Charges for deferred tax in 2005 amounted to a net tax benefit of $191 million compared to a net tax benefit of $200 million in 2004. Deferred tax in 2005 include a tax benefit of $20 million as a result of a change to the estimated deferred tax rate, in South Africa, reflecting the impact of the South African mining tax formula to the decrease in the earnings of the operations in that country and a change in the corporate tax rate in
Ghana from 28 percent to 25 percent.

Cumulative effect of accounting change
AngloGold Ashanti adopted the provisions of SFAS 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’
Accounting for Postretirement Benefits Other Than Pensions”, with effect from January 1, 2004. This resulted in a cumulative change in accounting policy effect of $22 million (net of provision for deferred taxation) reflected in 2005. This change was made as AngloGold Ashanti believes that elimination of the permitted pension and post-retirement benefit corridor, as allowed by SFAS 87 and SFAS 106 will result in more accurate financial information.
Net income/loss
As a result of the factors discussed above, net income decreased by $389 million from $97 million of net income earned in
2004 to a net loss of $292 million in 2005.
Comparison of financial performance in 2004 with 2003
Revenues
Revenues from product sales and other income increased by $481 million from $1,670 million in 2003 to $2,151 million in 2004, representing a 29 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2004 as well as the contribution to revenue during 2004, from operations acquired during April 2004 as part of the completed AngloGold Ashanti business combination. The average spot price of gold was $409 per ounce during 2004, $46 per ounce, or 13 percent, higher than $363 per ounce, the average spot price of gold in 2003. The majority of product sales consisted of US dollar-denominated gold sales. Total revenues from the South African operations increased by $15 million to $1,143 million from $1,128 million realized in 2003, a 1 percent increase, mainly as a result of the higher gold price. The increase in revenues was partly offset by reduced gold production from continuing operations at the South African operations (7 percent lower in 2004 compared with 2003) as a result of lower grades.
Total revenues generated from operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the
AngloGold Ashanti business combination amounted to $257 million in 2004. Tanzania recorded total revenues of $208 million in 2004, as a result of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti business combination.
Production costs
Production costs increased from $992 million in 2003 to $1,340 million in 2004, which represents a $348 million, or 35 percent increase. In South Africa, production costs increased by $79 million to $788 million in 2004 from $709 million in 2003 primarily due to the strengthening of the South African rand relative to the US dollar. About 59 percent of AngloGold Ashanti’s production costs were denominated in South African rands in 2004. Production costs recorded by operations situated in
Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the AngloGold Ashanti Business Combination amounted to
$189 million in 2004. As a result of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti business combination, Tanzania recorded production costs of $109 million in 2004.
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
Royalties
Royalties paid by AngloGold Ashanti increased from $11 million in 2003 to $27 million paid in 2004, with royalties in Australia,
Argentina, Tanzania and the USA amounting to $4 million, $8 million, $5 million and $3 million, respectively, in 2004 compared with $3 million, $6 million, $nil million and $2 million, respectively, in 2003. Royalties paid in Ghana and Guinea amounted to
$7 million in 2004. Australian royalties are payable to the government as specified in the relevant legislation in each State or
Territory based on ounces produced. In Argentina, royalties are payable to Formicruz, a State-owned company in the Santa
Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. In
Tanzania, royalties for Geita, are payable to the Tanzanian government calculated as a percentage of revenues. In the USA, royalties are payable to a small number of private claim holders based on ounces produced and percentage ownership of the specific claim being mined. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government calculated as a percentage of revenues.
Market development costs
Market development costs decreased from $19 million in 2003 to $15 million in 2004. During 2004, approximately 66 percent
(2003: 55 percent) of these costs were spent through the World Gold Council (WGC).

Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $198 million or 80 percent, to $445 million in 2004 when compared to $247 million recorded in 2003. In South Africa, depreciation, depletion and amortization expense increased from
$111 million in 2003 to $192 million in 2004, mainly due to AngloGold Ashanti’s reassessment of the useful life of on-reef Ore
Reserve development expenditure with effect from January 1, 2004 and amortization charges included for the full year, relating to the acquisition of a portion of the Driefontein mining area from Gold Fields Limited during September 2003. Depreciation, depletion and amortization expense from operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the AngloGold Ashanti business combination amounted to $81 million in 2004. Tanzania recorded depreciation, depletion and amortization expense of $47 million in 2004, mainly as a result of the additional 50 percent interest acquired in
Geita as part of the AngloGold Ashanti business combination. In the USA, depreciation, depletion and amortization expense decreased from $47 million in 2003 to $40 million in 2004, mainly due to the impact of the disposal of AngloGold’s 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003.
Impairment of assets
In 2004, AngloGold Ashanti recorded an impairment of assets of $3 million relating mainly to goodwill held in its subsidiary,
GoldAvenue and mining assets and mineral rights in Australia. An impairment of assets of $75 million was recorded in 2003 relating mainly to the Savuka operations in South Africa, mining equipment in Brazil and the abandonment of exploration activities in the Australian region.

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
Employment severance cost
Employment severance costs increased to $7 million in 2004 from $4 million in 2003. The 2004 expense related to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa and TauTona and at
Savuka which is nearing the end of its life.
Profit on sale of assets
The profit on sale of assets of $14 million recorded in 2004 relates mainly to the sale of the Western Tanami assets, Tanami
Gold Mine and Union Reefs mine in Australia and various mineral rights and exploration properties in South America. The profit on sale of assets of $55 million recorded in 2003 related to the sale by AngloGold of its 70 percent interest in the Jerritt Canyon
Joint Venture and Queenstake investment in North America, its wholly-owned Amapari Project in North Brazil and shares held in East African Gold Mines Limited and Randgold Resources Limited.
Non-hedge derivative loss/gain
A loss on non-hedge derivatives of $131 million was recorded in 2004 compared to a gain of $114 million in 2003 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.
Loss from continuing operations before income tax, equity income, minority interest and cumulative effect of accounting change
For the foregoing reasons, in 2004, loss before equity income and income tax amounted to $25 million compared to a profit of
$341 million in 2003.
Equity income in affiliates
Equity income in equity method investments decreased from $71 million in 2003 to $23 million in 2004, mainly as a result of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti business combination, which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.
Taxation benefit/expense
Taxation decreased by $275 million from a net tax charge of $143 million recorded in 2003, to a net tax benefit of $132 million in 2004. Charges for current tax in 2004 amounted to $68 million compared to $71 million in 2003. Charges for current tax in
2004 included an under provision of $40 million in estimated tax payable. Charges for deferred tax in 2004 amounted to a net tax benefit of $200 million compared to a net tax charge of $72 million in 2003. Deferred tax charges in 2004 include a tax benefit of $158 million as a result of a change to the estimated deferred tax rate, mainly in South Africa, reflecting the impact of the South African mining tax formula to the decrease in the earnings of the operations in that country.

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
Net income/loss
As a result of the factors discussed above, net income decreased by $150 million from $247 million earned in 2003 to
$97 million in 2004.
5B.
Liquidity and capital resources
Operating activities
2005
Net cash provided by operating activities was $347 million in 2005, 32 percent lower than the 2004 amount of $513 million.
The decrease in net cash provided by operating activities over 2004 is mainly the result of the decrease in AngloGold Ashanti’s profitability due to higher costs and expenses offset by the higher unit prices of gold during 2005. A reduction in taxation paid over 2004, positively impacted cash provided by operating activities in 2005.
Net cash outflow from operating working capital items amounted to $13 million in 2005, compared with an outflow of $7 million in 2004.
A detailed discussion of the movement in net income is included in the comparison of 2005 with 2004 under
“Item 5A.: Operating results”.
2004
Net cash provided by operating activities was $513 million in 2004, 23 percent higher than the 2003 amount of $417 million.
The increase in net cash provided by operating activities over 2003 is mainly the result of an increase in AngloGold Ashanti’s profitability due to higher unit prices of gold during 2004, being offset by higher unit cash costs per ounce when compared with
2003. A reduction in taxation paid over 2003, positively impacted cash provided by operating activities in 2004.
Net cash outflow from operating working capital items amounted to $7 million in 2004, compared with an outflow of $104 million in 2003. The decrease in cash outflow from operating working capital items over 2003 is mainly due to working capital acquired from Ashanti in the AngloGold Ashanti business combination.
A detailed discussion of the movement in net income is included in the comparison of 2004 with 2003 under
“Item 5A.: Operating results”.
Investing activities
2005
Investing activities in 2005 resulted in a net cash outflow of $624 million compared with a net cash outflow of $995 million in
2004. This decrease in cash outflows was the net result of additions to property, plants and equipment which included capital expenditure of $710 million, compared to $571 million in 2004, as a result of major capital projects in Ghana and Guinea, the purchase of a new mining fleet in Tanzania and the Sunrise Dam underground mining project in Australia. Investments acquired included a further stake in Trans-Siberian Gold plc at a cost of $15 million, increasing the percentage holding in the company to 29.9 percent. Cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to
$84 million in 2005.

2004
Investing activities in 2004 resulted in a net cash outflow of $995 million compared with a net cash outflow of $263 million in
2003. This increase in cash outflows was the net result of additions to property, plants and equipment which included capital expenditure of $571 million, compared to $339 million in 2003, as a result of major capital projects in Ghana and Guinea, the purchase of a new mining fleet in Namibia and the Sunrise Dam underground mining project in Australia. Investments acquired included a 17.5 percent stake in Trans-Siberian Gold plc at a cost of $16 million and a 12.3 percent interest in Red 5 Limited at a cost of $4 million. AngloGold Ashanti received cash of $10 million related to the disposal of its interest in the Western
Tanami Project and Union Reefs mine in Australia and paid a net cash consideration of $171 million related to the acquisition of Ashanti’s assets. Cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to
$310 million in 2004.
Financing activities
2005
Net cash generated in financing activities decreased by $76 million from an inflow of $276 million in 2004 to an inflow of
$200 million in 2005. This net decrease in cash generated in financing activities was the result of reduced borrowings raised, partly offset by borrowings repaid. Repayments comprised normal scheduled loan repayments in terms of loan facilities of $23 million, the repayment of the $600 million unsecured syndicated loan facility (which was repayable in February 2005)
amounting to $265 million, the repayment of $15 million under the $700 million unsecured syndicated loan facility (obtained in
February 2005). Proceeds from loans during 2005 included $470 million raised through the new unsecured syndicated loan facility of $700 million obtained in February 2005. The proceeds, after payment of expenses, were utilized by AngloGold
Ashanti to refinance amounts outstanding under credit facilities for general corporate purposes, including planned capital expenditure.
Cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $55 million in 2004. During
2005, the loan facility of A$50 million arranged with the Australia and New Zealand Banking Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate on October 14, 2002, and originally repayable by September 2003, was further extended to September 2006. At December 31, 2005, no amount had been drawn under this facility.
During 2005, AngloGold Ashanti issued 475,538 ordinary shares pursuant to the AngloGold Share Incentive Scheme.
Proceeds from the issuance amounted to $9 million in 2005.
Dividends paid decreased from $198 million (76 US cents or 505 South African cents per share) in 2004 to $169 million (56 US cents or 350 South African cents per share) in 2005. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.
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

Cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $227 million in 2004. During
2004, the loan facility of A$50 million arranged with the Australia and New Zealand Banking Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate on October 14, 2002, and originally repayable by September 2003, was extended to
September 2006. At December 31, 2004, no amount had been drawn under this facility.
During 2004, AngloGold Ashanti issued 41,326,552 ordinary shares, of which 41,133,752 ordinary shares were issued in terms of the Ashanti business combination and 192,800 ordinary shares were issued pursuant to the AngloGold Share Incentive Scheme. Proceeds from the latter issuance amounted to $3 million in 2004.
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
AngloGold Ashanti uses a number of products, including derivatives, to manage gold price and foreign exchange risks that arise out of the group’s core business activities to limit the impact on the profitability of AngloGold Ashanti’s operations and generated cash flows.
AngloGold Ashanti’s cash and cash equivalents decreased to $196 million at December 31, 2005 compared with $276 million at December 31, 2004. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands. At December 31, 2005, approximately 63 percent of AngloGold Ashanti’s cash and cash equivalents were held in US dollars, 10 percent were held in South African rands, 17 percent were held in Australian dollars and 10 percent were held in other currencies.
AngloGold Ashanti’s short-term debt decreased to $160 million at December 31, 2005 from $315 million at December 31, 2004. The amount of short-term debt is the portion of long-term debt that falls due in 2006. Included in the short-term debt at
December 31, 2005, was:
• the fixed semi-annual coupon of 2.375 percent payable on a US dollar-based convertible bond; and
• the fixed semi-annual coupon of 10.50 percent payable on a rand-based corporate bond.
AngloGold Ashanti’s long-term debt increased to $1,779 million at December 31, 2005 compared with $1,371 million at
December 31, 2004. As at December 31, 2005, AngloGold Ashanti had the following attributable borrowings outstanding:
Unsecured loans:
•
$1,008 million is outstanding on the convertible bond (fixed semi-annual coupon of 2.375 percent per annum; the convertible bond is convertible into ADSs up to February 2009 and is US dollar-based);
•
$327 million is outstanding on the corporate bond (fixed semi-annual coupon of 10.5 percent per annum; the corporate bond is repayable on August 28, 2008 and is rand-based);
•
$460 million is repayable under the $700 million syndicated loan facility (interest charged at LIBOR plus 0.4 percent per annum; the loan is repayable in January 2008 and is US dollar-based);
• Money market short term borrowings, all rand-based of $129 million;
•
A loan of $4 million from Bank Belgolaise (interest charged at LIBOR plus 1.5 percent per annum; the loan is repayable in
24 equal monthly installments commencing October 2005 and is US dollar-based); and
•
A loan of $1 million from Precious Fields Estate Company Limited (annuity based repayments expiring October 2006 and is US dollar-based).

Secured loans:
•
$10 million is repayable under the Senstar Capital Corporation loans (interest charged at an average rate of 6.83 percent per annum, the loans are repayable in monthly installments terminating in November 2009, are US dollar-based and the equipment financed is used as security for these loans);
As at December 31, 2005, AngloGold Ashanti’s total long-term debt, including the short-term portion maturing within 2006, was made up as follows:
$ (million)
Unsecured loans 1,929
Secured loans 10
Total 1,939
Less: Short-term maturities 160
Long-term debt
1,779
Debt repayments are scheduled as follows:
$ (million)
2006 160
2007 4
2008 773
2009 1,002
2010 -
Total
1,939
AngloGold Ashanti currently expects to repay debt maturing in 2006 from existing cash resources, cash generated by operations and other debt facilities, future debt facilities and debt instruments.
At December 31, 2005 the currencies in which the borrowings were denominated were as follows:
$ (million)
United States dollars 1,483
South African rands 456
Total
1,939
Repayments of short-term and long-term borrowings amounted to $284 million and $19 million, respectively, in 2005.
At December 31, 2005, AngloGold Ashanti had the following undrawn under its borrowing facilities:
at December 31, 2005
$ (million)
Syndicated loan ($700 million) – US dollar
(1)
245
Citibank, N.A. – US dollar 8
ABSA Bank Limited – US dollar 42
First Rand Limited – Rand 17
Nedbank Limited – Rand 7
ABSA Bank Limited – Rand 5
Commerzbank AG – Rand 3
Australia and New Zealand Banking Group Limited – Australian dollar 37
Total undrawn
364
(1) Expires January 2008.

AngloGold Ashanti had no other committed lines of credit as of December 31, 2005.
On October 14, 2002, AngloGold Ashanti arranged a loan facility of A$50 million ($37 million) with the Australia and New
Zealand Banking Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate. This facility, originally repayable by
September 2003, was extended to September 2006. There was $nil million drawn under this facility as at December 31, 2005.
Capital expenditure is expected to range between $786 million and $818 million in 2006. AngloGold Ashanti intends to finance these capital expenditures and scheduled debt repayments in 2006 from cash on hand, cash flow, operations, credit facilities and possibly sales of equity.
AngloGold Ashanti, through its executive, management and treasury committees, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.
Cash and cash equivalents at December 31, 2005 amounted to $196 million, together with cash budgeted to be generated from operations in 2006 and the net incremental borrowing facilities available are, in management’s view, considered adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months.
Capital commitments and contingencies
The following significant capital commitments and contingencies are applicable to AngloGold Ashanti over the periods shown below:
•
Capital commitments and contingent liabilities of AngloGold Ashanti include total contracted capital expenditure of approximately $186 million and total authorized capital expenditure not yet contracted of approximately $725 million. The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.
•
AngloGold Offshore Investments Limited, a wholly-owned subsidiary of AngloGold Ashanti, has given a guarantee of
50 percent of the Nufcor International Limited loan facility with RMB International (Dublin) Limited. This loan is included in long-term debt in AngloGold Ashanti’s consolidated balance sheet as at December 31, 2005.
•
AngloGold Ashanti has undertaken to re-export certain gold artefacts temporarily imported into South Africa and whose custom and value added tax was waived. The company will be required to pay $5 million if it fails to comply with the re-
export arrangements agreed with the South African Revenue Service.
•
The company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of
Oro Group (Proprietary) Limited, an affiliate of the company. The company has a total maximum liability, in terms of the suretyships, of R100 million ($16 million). The suretyship agreements have a termination notice period of 90 days.
•
Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of
Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande Joint Venture is co-owned with Kinross Gold Corporation. The company manages the operation and its share of the assessment is approximately $29 million. The company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.
•
AngloGold Ashanti Limited and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by Geita Management
Company (GMC), of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the Hedging Agreements and the Bank has irrevocably recovered or received all sums payable to it under the Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At December 31, 2005 the marked-to-market valuation of the GMC hedge book was negative $172 million.
•
The company has issued gold delivery guarantees to several counterpart banks in which it guarantees the due performance of its wholly-owned subsidiaries AngloGold Ashanti USA Inc. and AngloGold Ashanti South America under their respective gold hedging agreements.

The company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly owned subsidiary Ashanti Treasury Services Limited
(ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2005 the marked-to-market valuation of the ATS hedge book was negative
$723 million.
With operations in several countries on several continents, AngloGold Ashanti is subject to, and pays annual income taxes under the various income tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate income tax laws of the country.
The company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the company’s business conducted within the country involved. Management believes, based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the company will make appropriate adjustments to those estimates used in determining amounts due.
The South African Department of Water Affairs and Forestry issued a new Directive on November 1, 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack Mines Limited (collectively known as Simmers who purchased the Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company
Limited, AngloGold Ashanti and Stilfontein Gold Mining Company to share equally, the costs of pumping water at
Stilfontein’s Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold
Limited’s threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing
Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold Limited and have assumed the water management liabilities associated with the Buffelsfontein shafts. The Directive also orders the mining companies to submit an agreement and a joint proposal towards the long-term sustainable management of water arising from the mining activities in the area. The company believes that it is not liable to fund these pumping costs but cannot make any assurances regarding the ultimate result until the matter has been settled.
The company has identified a number of possible groundwater pollution sites at its current operations in South Africa. The company has investigated a number of different technologies and methodologies that could possibly be used to remediate pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated in South Africa. Present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Following the decision to discontinue operations at Ergo in 2005, employees’ surplus to requirement have had their service contracts terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and attendant environmental obligations which are expected to be completed by 2015. The retained employees may resign, be transferred within the group, attain retirement age or be retrenched as their current position is made redundant. The company is currently unable to determine the effects, if any, of any potential retrenchment costs.
In addition to the above, AngloGold Ashanti has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.
Capital commitments
(1)
and contingencies can be summarized as follows:
Expiration per Period
Commitment
(in millions)
Total
amount
$
Less than 1
year
$
1 - 3
years
$
4 - 5
years
$
Over
5
years
$
Capital expenditure
(contracted and not yet contracted)
911 762 55 94 -
Guarantees 921 108 273 245 295
Standby letters of credit - - - - -
Other commercial commitments 29 29 - - -
Line of credit – – – – –
Total
1,861 899 328 339 295
(1)
Including commitments through contractual arrangements with equity accounted joint ventures.

Derivatives accounted for at fair value
In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions that make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for economic trading purposes. A number of derivatives, including forward sales contracts and call and put options, are used to manage gold price and foreign exchange risks that arise out of the group’s core business activities.
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The following table represents the change in fair value of all derivatives used as a financial instrument:
$ (million)
Fair value of derivatives at January 1, 2005 (1,161)
Derivatives realized or otherwise settled during the year 56
Fair value of other new contracts entered into during the year (135)
Change in fair value of derivatives during the year
(1)
(701)
Fair value of derivatives at December 31, 2005
(1,941)
(1) Net losses on revaluation of derivatives.
The fair value of the on-balance sheet derivatives at December 31, 2005 included:
$ (million)
Derivatives – current assets 675
Derivatives – long term assets 38
Derivatives – current liabilities (1,121)
Derivatives – long term liabilities (527)
Derivatives – net liabilities
(935)
The difference between the fair value of all derivatives and the fair value of on-balance sheet derivatives represents the fair value of off-balance sheet derivatives totaling negative $1,006 million.
The maturity of the fair value of derivatives as at December 31, 2005 was as follows:
Fair value of derivatives at December 31
Source of fair value
(in millions)
Maturity
less than
1 year
$
Maturity
1 – 3
years
$
Maturity
4 – 5
years
$
Maturity
excess of
5 years
$
Total Fair
value
$
Prices actively quoted – – – – –
Prices provided by other external sources – – – – –
Prices based on models and other valuation methods
(1)
(166) (640)
(568)               (567)
(1,941)
(1) Fair value is calculated using the Black-Scholes option formula and other formulae, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.
Sensitivity analysis
The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at December 31,
2005 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):
Sensitivity analysis
Variables
Change in
Rate(+)
Change in Fair
value
(1)
Change in
Rate (-)
Change in Fair
value
(1)
Currency (R/$) +1.0
(18.6)
-1.0
14.0
Currency (A$/$) +0.05
11.6
-0.05
(12.6)
Gold price ($/oz) +10
(106.5)
-10
105.7
US Interest Rate (percent) +0.1
(12.0)
-0.1
12.0
ZAR Interest Rate (percent) +0.1
(0.3)
-0.1
0.3
Aus Interest Rate (percent) +0.1
(0.4)
-0.1
0.4
Gold Interest Rate (percent) +0.1
17.0
-0.1
(17.3)
(1) In $ million
.

Related party transactions
On October 26, 2005 Anglo American (AA plc) announced that it intended to reduce its shareholding in AngloGold Ashanti, while still intending to remain a significant shareholder in the medium term. As at December 31, 2005 AA plc and its subsidiaries held an effective 50.88 percent (2004: 50.97 percent) interest in AngloGold Ashanti.
The group had the following transactions with related parties during the years ended December 31, 2005 and 2004:
December 31, 2005
December 31, 2004
(in millions)
Purchases
by/(from) related
party
$
Amounts owed
to/(by) related
party
$
Purchases
by/(from) related
party
$
Amounts owed
to/(by) related
party
$
Related party transactions with holding company AA plc
5 1 5                           -
Related party transactions with subsidiaries of AA plc
Boart Longyear Limited – mining services
(1)
5 - 9                           1
Mondi Limited – forestry 16 2 16 2
Scaw Metals – A division of Anglo Operations Limited – steel and engineering
6 1 5                           1
Haggie Steel Wire Rope Operations
(2)
8 1 9                           -
Anglo Coal – a division of Anglo Operations Limited 1 - 1 -
41 5 45                           4
Related party transactions of equity accounted joint
ventures
Societe d'Exploitation des Mines d'Or de Sadiola S.A.
- - 1 -
Societe d'Exploitation des Mines d'Or de Yatela S.A. - - 1 -
Societe des Mines de Morila S.A. (2) - (1) -
(1)
AA plc sold their interest in Boart Longyear with effect from July 29, 2005
(2)
Previously included in Scaw Metals – A division of Anglo Operations Limited
These related party transactions were concluded in the ordinary course of business of AngloGold Ashanti. Transaction prices are agreed upon, predetermined and stipulated in agreements with related parties. These agreements are the responsibility of
AngloGold Ashanti’s procurement department, which is tasked with ensuring that contractual obligations, as per agreements concluded, are fulfilled. Renewals and discontinuation of existing contracts, as well as new contracts, are handled by the procurement department. Contractual and any other commitments are stipulated in the agreements, and expire/cease upon conclusion/discontinuation of a service/contract.
Since January 1, 2006, AngloGold Ashanti has not been, and as of the date of this report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest. In addition, no such persons had any indebtedness to AngloGold Ashanti during this period, and as of the date of this report.
Recently adopted accounting policies and pending adoption of new accounting standards
AngloGold Ashanti’s accounting policies are described in note 4 to the consolidated financial statements “Significant accounting policies”. New accounting policies and recent pronouncements are described in note 4.27 to the consolidated financial statements “Recent pronouncements”.
Recent
pronouncements
In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS123R”). SFAS123(R) is a revision of SFAS123, “Accounting for Stock-Based Compensation”. It supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends SFAS95, “Statement of Cash Flows”. Generally, the approach to accounting for share-based payments in SFAS123(R) is similar to the approach described in SFAS123. However, SFAS123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition).

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
SFAS123(R) was originally effective at the beginning of the first interim or annual period beginning after June 15,
2005. On April 14, 2005 the United States Securities and Exchange Commission (SEC) announced that it would provide for a phased-in implementation process of SFAS123(R). The SEC would require that registrants adopt
SFAS123(R) no later than the beginning of the first fiscal year beginning after June 15, 2005. The SEC also provided guidance to registrants during the year in the release of Staff Accounting Bulletin 107.
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
On August 31, 2005, the FASB issued FASB Staff Position (FSP) FAS 123 (R)-1, “Classification and Measurement
of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB
Statement No. 123(R)”.
The FSP defers the requirement of SFAS123(R) that a freestanding financial instrument originally subject to
SFAS123(R) becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles (GAAP) when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. The guidance in this FSP supersedes FSP EITF 00-19-
1, “Application of EITF Issue No. 00-19 to Freestanding Financial Instruments Originally Issued as Employee
Compensation,” and amends paragraph 11(b) of FASB Statement No. 133, “Accounting for Derivative Instruments
and Hedging Activities” (“SFAS133”), and SFAS133 Implementation Issue No. C3, “Scope Exceptions: Exception
Related to Share-Based Payment Arrangements.”
On October 18, 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant
Date as Defined in FASB Statement No. 123(R)”.
The FSP provides guidance on the application of grant date as defined in SFAS123(R). As a practical accommodation, in determining the grant date of an award subject to SFAS123(R), assuming all other criteria in the grant date definition have been met, a mutual understanding of the key terms and conditions of an award to an individual employee shall be presumed to exist at the date the award is approved in accordance with the relevant corporate governance requirements (that is, by the Board or management with the relevant authority) if both of the following conditions are met:
a.   The award is a unilateral grant and, therefore, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer.
b.   The key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval.
The company plans to adopt SFAS123(R) using the modified-prospective method on January 1, 2006. The adoption of SFAS123 (R) is not expected to have an impact on the financial results of the company as the options are not likely to vest as the conditions are unlikely to be met.

In March 2005, the FASB issued FASB interpretation No. 47, “ Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”).
FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or)
through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The company does not expect the adoption of FIN47 to have a material impact on its earnings and financial position.
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
The guidance in this consensus is effective for financial statements issued for fiscal years beginning after
December 15, 2005, with early adoption permitted. However, consistent with the guidance in SFAS154 (see below), the EITF reached decision that the cumulative effect of adoption of the consensus in Issue 04-6 should be recognized as an adjustment to the beginning balance of retained earnings during the period, and not in the income statement as originally described in the consensus. If a company adopted the consensus prior to FASB ratification of this change, they would not have to change the accounting for the adoption. The company plans to adopt Issue 04-6 on January 1, 2006. Upon adoption, the cumulative effect of accounting change will be a reduction to the balance of retained earnings at January 1, 2006 of $96 million (net of Taxation), an increase in the value of inventory of $6 million, a reduction in the value of deferred stripping of $105 million, a decrease in
Deferred taxation of $5 million, a reduction in Other long term assets of $3 million and a decrease in Minority interest of $1 million. Adoption of the new guidance will have no impact on the company’s cash position.
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
In July 2005, the FASB issued FSP APB18-1, “Accounting by an Investor for Its Proportionate Share of
Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence”.

The FSP provides guidance on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income (OCI) upon a loss of significant influence. The Board believes that an investor’s proportionate share of an investee’s equity adjustments for OCI should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. The guidance in this FSP is effective as of the first reporting period beginning after July 12, 2005. The company does not expect the adoption of FSP APB18-1 to have a material impact on its earnings and financial position.
On October 6, 2005, the FASB issued FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction
Period”.
The FSP addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Rental costs incurred during and after a construction period are for the right to control the use of a leased asset during and after construction of a lessee asset. There is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense. The rental costs shall be included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005. Early adoption is permitted for financial statements or interim financial statements that have not yet been issued. A lessee shall cease capitalizing rental costs as of the effective date of this FSP for operating lease arrangements entered into prior to the effective date of this FSP. Retrospective application in accordance with SFAS154 is permitted but not required. The company does not expect the adoption of FAS 13-1 to have a material impact on its earnings and financial position.
In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain
Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”, (“SFAS155”). SFAS155
resolves issues addressed in SFAS133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial
Interests in Securitized Financial Assets.” SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-
only strips and principal-only strips are not subject to the requirements of SFAS133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The company does not expect the adoption of
SFAS155 to have a material impact on its earnings and financial position.
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
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold Ashanti’s production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales when the hedged transaction occurs. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur.
All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in SFAS133, are recorded at their fair market value, with changes in value at each reporting period being recorded in earnings as gains and losses on derivatives.
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

Contingencies
AngloGold Ashanti accounts for contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”. SFAS 5 requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated.
Accounting for contingencies such as legal and income tax matters requires the use of judgments to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically those events will occur a number of years into the future. AngloGold Ashanti assess such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events. Also see “Taxation” discussed below.
Mining joint ventures
As described in note 4.2 to the consolidated financial statements interests in incorporated mining joint ventures in which
AngloGold Ashanti has joint control are accounted for by the equity method and are included in other long-term assets.
AngloGold Ashanti includes its pro-rata share of assets, liabilities and operations for unincorporated joint ventures in which it has an interest. All significant intercompany balances and transactions have been eliminated.
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
Impairment of goodwill and other intangible assets
Beginning January 1, 2002, SFAS142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets with finite useful lives other than goodwill be amortized over their useful lives. In accordance with the provisions of
SFAS142 AngloGold Ashanti performed a transitional impairment test for each reporting unit and performed its annual impairment review during the fourth quarter of 2002. AngloGold Ashanti performs impairment tests at least annually during the fourth quarter and whenever certain indicators of impairment exist. AngloGold Ashanti’s reporting units are generally consistent with the operating mines underlying the segments identified in note 29 to the consolidated financial statements
“Segment and Geographical Information”.
Taxation
AngloGold Ashanti follows the liability method of accounting for taxation whereby the company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Deferred tax is estimated at the future average anticipated taxation rates at which temporary differences are expected to reverse. Future average anticipated taxation rates are determined from revenue and expenditure outlined in life-of-mine business plans which are revised annually. When a deferred tax asset arises AngloGold Ashanti reviews the asset for recoverability and establishes a valuation allowance where AngloGold Ashanti determines it is more likely than not that such an asset will not be realized. These determinations are based on the projected realization of tax allowances and tax losses. If these tax assets are not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. If AngloGold Ashanti determines that it would be able to realize tax assets in the future, in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded as a credit to income in the period that the determination is made.
Provision for environmental rehabilitation
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognizes management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.
Such changes in Mineral Reserves could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.
Pension plans and post-retirement medical aid obligations
The determination of AngloGold Ashanti’s obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions are described in note 28 to the consolidated financial statements “Employee benefit plans” and include, among others, the discount rate, the expected long term rate of return of plan assets, health care inflation costs and rates of increase in compensation costs. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.
AngloGold Ashanti makes the following significant assumptions in respect of its pension plans as disclosed in note 28 to the consolidated financial statements “Employee benefit plans”.
The main assumptions for 2005 relating to the most significant defined benefit plan, were the discount rate, the expected return on plan assets and the compensation and pension plan inflation rates. The discount rate was determined using the South
African bond yield rate (on the "benchmark" R153 bond) as a guide and adjusted for the taxation effects on pension plans.
The assumed level of salary increases relative to inflation were advised by the AngloGold Ashanti directors as well as the
AngloGold Ashanti Human Resources department. The expected return on plan assets were based on the market performance of the underlying assets. For inflation targets the published Consumer Price Index (CPI) by the Department of
Statistics as well as the South African Reserve Bank inflation target were used as a guide. Pension increases were assumed to be at 90 percent of the assumed inflation rate, based on the respective Fund's pension increase policy.
Effects on results of operations
Company and plan participants’ contributions to the defined benefit funds are disclosed in note 28 to the consolidated financial statements “Employee benefit plans”. The total company contributions to defined contribution plans for the years ended
December 31, 2005, 2004 and 2003 amounted to $31 million, $40 million and $25 million, respectively.
Change in pension trends
The trend of the expected return on the plan assets is higher (2.64 percent) for the year ended December 31, 2005 when compared to 2004. Based on the 2004 estimated return of 7.5 percent on the defined benefit plan assets, the return for 2005 would amount to $16 million compared to the actual return of $57 million due to improved market conditions. The long-term compensation and pension inflation increases estimated in 2004 at 5.0 percent and 2.9 percent respectively, have remained static for compensation increases at 5 percent and increased for pension increases to 4.05 percent respectively, which is in line with current economic indicators.
Sensitivity analysis
It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2005 valuation was a rate of 5.0 percent and the long-term salary inflation rate was
5 percent, which is in line with the actual average increases granted and the target Consumer Price Index indicated by the
South African Reserve Bank. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $2.0 million.

Ratio	Argentina	Australia	Brazil	Ghana		Guinea	Mali				Namibia	Tanzania	USA
	Cerro Vanguardia[1]	Sunrise Dam[2]	AngloGold Ashanti Mineração[3]	Bibiani[4]	Iduapriem[5]	Siguiri[6]	Sadiola[7]	Yatela[8]	Yatela-Alamoutala[9]	Morila[10]	Navachab[11]	Geita[12]	Cripple Creek & Victor[1]

155

Stripping costs
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life-of-mine stripping ratio and the average life-of-mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life-of-mine per tonne of ore mined. The average life-of-mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life-of-mine stripping ratio and the average life-of-mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates. The cost of the “excess stripping” is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life-of-mine stripping ratio, multiplied by the life-of-mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life-of-mine stripping ratio, multiplied by the life-of-mine cost per tonne, previously capitalized costs are expensed to increase the cost up to the average. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.
The deferred stripping costs are included in the calculations of the impairment tests performed in accordance with the provisions of SFAS 144, “Accounting for the impairment or Disposal of Long Lived Assets”.
Deferred stripping costs are reported separately in the consolidated balance sheets for all periods presented. As described in note 4.9 to the consolidated financial statements The Emerging Issues Task Force (“EITF”) reached a consensus in Issue 04-6, “Accounting for Stripping Costs in the Mining Industry” on March 17, 2005 and a modified consensus on June 15 and 16, 2005, that post production stripping costs should be considered under a full absorption costing system and recognized as a component of inventory and in cost of sales in the same period as the revenue from the sale of the inventory.
Upon adoption, the cumulative effect of accounting change will be a reduction to the balance of retained earnings at January 1,
2006 of $96 million (net of Taxation), an increase in the value of inventory of $6 million, a reduction in the value of deferred stripping of $105 million, a decrease in Deferred taxation of $5 million, a reduction in Other long term assets of $3 million and a decrease in Minority interest of $1 million. Adoption of the new guidance will have no impact on the company’s cash position.
The actual stripping ratio(A) calculated as (total tonnes mined - ore tonnes mined)/ore tonnes mined, and average life-of-mine stripping ratio(B), for AngloGold Ashanti’s main open-pit operations is as follows, for the years in the period ended
December 31, 2005:
2005 – (A)               19.20                6.09      14.99      6.74       5.46         1.39         2.47       7.60       1.16      2.49           1.56            8.49          1.62
2005 – (B)               16.70                2.80      14.78      8.59       3.90         1.30         3.12       4.29       4.77      4.93           2.86            9.64          2.31
2004 – (A)               15.60                9.40        9.18      4.60       4.30         1.60         1.76       4.99       4.79      3.98           2.24            8.26         1.87
2004 – (B)               16.40                4.50      15.90      2.20       3.80         0.90         2.00       4.50       4.42      4.36           2.50            8.91         2.29
2003 – (A)               18.49              15.92     24.36            -             -              -          2.25       9.31       6.34      4.77          1.89            9.53         2.06
2003 – (B)               14.79                5.40     16.43            -             -              -          3.10      6.56        3.10      3.68          2.40            7.79         2.20
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
(2)
The actual stripping ratio has is reducing to approximate the life of mine as a result of the completion of the mine expansion projects in 2002 and 2003. The pit has become smaller as the mine becomes deeper
(3)
Production for 2003 reflects the operations at Engenho D’agua mine with the actual stripping ratio being higher than the average life-of-mine ratio due to re-establishment of old workings. In 2004 and 2005 production was from the Córrego do Sítio mine.
(4)
The stripping ratio increases due to increased use of satellite pits whereas in 2004 mining was generally in a single pit.
(5)
Mining of a new cut back commenced in 2004 and continued into 2005.
(6)
No material difference between actual stripping ratio and life of mine ratio as pre stripping commenced in 2004 had been completed.
(7)
The nature of the orebody will result in future increases in actual stripping ratio to approximate the life of mine ratio.
(8)
The increase in 2005 is to expose the ore body at the bottom of the pit. This will reduce in future as the mine is expecte3d to close in 2007
(9))
Stripping reduced year-on-year, as the mine approached its end of life.
(10)   Actual stripping ratio for the future will be lower than life of mine ratio as the bulk of stripping occurred in the early years of the mine.
(11)   Actual stripping ratio was lower than the average life-of-mine ratio due to delays in mining the pit bottom.
(12)   Actual stripping ratio is lower than the life-of-mine ratio as multiple pits are in use and the effects of production problems in 2005 due to contractor inefficiencies.
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
The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded. Based on current mine plans, AngloGold Ashanti expects that current leaching operations will terminate at dates ranging from 2006 to 2017.

As at December 31, 2005, AngloGold Ashanti’s materials on leach pads had a carrying value of $153 million of which
$37 million was classified as short-term as AngloGold Ashanti expects the related gold to be recovered within twelve months.
The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. Based on data gathered and analyzed during 2005 from 2004 heap leach pad drilling results, and other studies and analysis completed, short-term heap leach pad inventory occur in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). The revised estimate calculation was used in determining the short term portion of materials on the leach pad as at December 31, 2005. As at December 31, 2005, $116 million was classified as long-term.
Funding and treasury policies
For discussion on the funding and treasury policies of AngloGold Ashanti, See “Item 11.: Quantitative and qualitative disclosures about market risk – Gold price risk management activities”.
5C.
Research and development, patents and licenses, etc.
For a detailed discussion, see “Item 4B.: Business overview – Research and development”.
5D.        Trend information
Outlook. Production in 2006 is expected to range between approximately 5.8 million ounces and 6.0 million ounces, while total cash costs are estimated to be between $285 per ounce and $293 per ounce. Capital expenditure is expected to range between $786 million and $818 million (2005: $722 million).
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
The projections for the South African operations in 2006 are as follows:
• As mining continues into lower grade areas, production at Great Noligwa is expected to decline by up to 42,000 ounces,
• Gold production at Kopanang is expected to decrease by up to 25,000 ounces,
•
Production at Tau Lekoa is expected to decrease to between 207,000 ounces and 215,000 ounces,
•
Commercial production of the Moab Khotsong mine will commence in 2006, with gold production amounting to between
48,000 ounces and 50,000 ounces,
• Production at Mponeng to decrease by up to 17,000 ounces,
• Production at TauTona to remain constant, and
• Production at Savuka will cease during 2006.
In Australia, an updated feasibility study on the basement mineralization at Boddington was completed in late December 2005.
The updated study envisages an operation with a throughput of 35.2 million tonnes a year, producing an average of
815,000 ounces of gold and 32,100 tonnes of copper a year (with 272,000 ounces of gold and 10,700 tonnes of copper attributable to AngloGold Ashanti), over a life-of-mine of 17 years. The estimated attributable capital cost of AngloGold Ashanti is $432 million.

In Brazil, the Cuiabá expansion project deepening of the mine from 11 level to 21 level will be nearly finalized and is likely to result in an increase in production from 190,000 ounces to 250,000 ounces per year from the beginning of 2007. The project is currently on schedule. Construction and commissioning are scheduled for 2006 and production ramp-up is scheduled for the beginning of 2007. The Lamego pre-feasibility study which began in 2005 will continue into 2006. The ramp to the Carruagem orebody reached its target in December 2005 and development of this orebody and mining is scheduled for 2006. The drilling campaign will continue in 2006. At Correggio do Sitio, metallurgical test work on samples of ore from the Cachorro Bravo ore body continued in 2005. Additional metallurgical test work is scheduled for 2006 with samples from other ore bodies. Drilling will continue in 2006 in Calvarias Vela, Laranjeiras, Cristina and other orebodies. As part of the pre-feasibility study, the development of the drift connecting the Cachorro Bravo and Carvoaria Velha orebodies will continue in 2006. Mining is planned for the Cachorro Bravo orebody to provide data for mine planning. It is planned to open the Laranjeiras orebody to increase ore resources.
In Ghana, a key reason for the business combination between AngloGold and Ashanti, the development of the deep-level ore deposits at the Obuasi mine (referred to as Obuasi Deeps), remains a major objective. Should the project proceed, it could extend the life-of-mine by 35 years. An investment in excess of $44 million over the next four years on further exploration and the necessary feasibility studies is anticipated. Depending upon the results, the full development of Obuasi Deeps may proceed. Initial scoping studies have indicated that the development of Obuasi Deeps will require an estimated capital expenditure of $570 million in real terms over the anticipated life-of-mine.
At the Siguiri mine in Guinea, the newly commissioned CIP project has changed the complexion of this operation. Whereas
Siguiri was previously a heap-leach operation, constrained by limited economically treatable mineral resources, the mine is now able to economically exploit the saprolitic ores that extend below the base of the existing pits. There is still considerable exploration potential proximal to the existing mine infrastructure. In 2005, exploration was conducted on a number of targets in
Block 1 and on the most promising target in Block 2. Success was achieved particularly from two targets north of but proximal to the mine, namely Kintinian and Eureka North. Kintinian remains open ended and delineation work is to continue in 2006.
5E.
Off-balance sheet arrangements
AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates. The most significant off-balance sheet items are normal purchase and normal sales exempt contracts and unaccrued future rehabilitation obligations, each of which is discussed below.
Normal purchase and normal sales exempt contracts
A number of derivatives are used to manage gold price risks that arise out of the group’s core business activities. Gold pricing contracts that meet the SFAS138 exemption for Normal Purchase and Normal Sale do not appear on the balance sheet.
These agreements are accounted for as sales contracts with the proceeds under the contract being recorded in earnings at the date of settlement by physical delivery. These off-balance sheet contracts are managed as part of AngloGold Ashanti’s gold price risk management activities and at December 31, 2005 had a marked-to-market value of negative $1,006 million. All other derivatives are recognized on the balance sheet at fair value. See “Item 11.: Quantitative and qualitative disclosures about market risk” and note 26 to the consolidated financial statements “Financial risk management activities”.
Future rehabilitation liability
The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See “Item 4D.: Property, plants and equipment" and note 21 to the consolidated financial statements “Provision for environmental rehabilitation”. It is an objective of AngloGold Ashanti to improve operating procedures at its mines to reduce its ultimate liability. AngloGold Ashanti believes that the annual review of future obligations is conservative.

5F.
Tabular disclosure of contractual obligations
As at December 31, 2005 AngloGold Ashanti had the following known contractual obligations:
Payments due by period
Contractual Obligations
(in millions)
Total
$
Less
than 1
year
$
1-3 years
$
3-5 years
$
More than 5
years
$
Long-term debt obligations including interest
(4)
2,156
242
906
1,007
1
Capital lease obligations
12
3
6
3
-
Operating lease obligations
11
7
3
1
-
Purchase
obligations
- Contracted capital expenditure
(1)
296
190
106
-
-
- Other purchase obligations
(2)
298
270
13
9
6
Reclamation and closure costs
(3)
426
29
59
34
304
Total
3,199
741
1,093
1,054
311
(1)
Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.
(2)
Other purchase obligations represent contractual obligations for purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated include purchase obligations of equity accounted joint ventures.
(3)
Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see “Item 4D.: Property, plant and equipment – Sustainable development : Environment and social investment”. Amounts stated include a total estimated liability of $19 million in respect of equity accounted joint ventures.
(4)
Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for come of the debt (Refer Note 20 of Item 18). Certain bank debt of $129 million does not have a contractual rate and no fixed facility and therefore no calculation is included.
160
Item 6: Directors, senior management and employees
6A.
Directors and senior management
Directors
AngloGold Ashanti has a unitary board structure which, at the date of this report, comprises five executive directors and fifteen non-executive directors, three of whom are alternates. Certain information with respect to AngloGold Ashanti’s directors as at
December 31, 2005 is set forth below:
Year
first
Name Age
Position
appointed
(1)
Robert (Bobby) M. Godsell
(2)
53
Executive director and chief executive officer
1989
(3)
Roberto Carvalho Silva
54
Executive director and chief operating officer - international
2005
(4)
Neville F. Nicolau
46
Executive director and chief operating officer - Africa
2005
(4)
Srinivasan Venkatakrishnan (Venkat)
40
Executive director, finance
2005
Kelvin H. Williams
(5)
57
Executive director, marketing
1990
(3)
Russell P. Edey
(6)(7)
63
Independent non-executive director and chairman
1998
Thokoana J. (James) Motlatsi
(8)
54
Independent non-executive director and deputy chairman
1998
Frank B. Arisman
(6)
61
Independent non-executive director
1998
Elisabeth le R. Bradley
(6)
67
Independent non-executive director
1998
Colin B. Brayshaw
(6)
70
Independent non-executive director
1997
(3)
Samuel E. Jonah
(9)
56
Non-executive director and president
2004
Réne Médori
48
Non-executive director
2005
William (Bill) A. Nairn
(10)
61
Non-executive
director
2001
Simon R. Thompson
46
Non-executive director
2004
Anthony (Tony) J. Trahar
56
Non-executive director
2000
Polelo L. (Lazarus) Zim
45
Non-executive director
2004
David D. Barber
53
Alternate director
2002
Arthur H. (Harry) Calver
58
Alternate director
2001
Peter G. Whitcutt
40
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
(4)
The office of chief operating officer is split into International (all countries other than those on the African continent) and Africa.
(5)
Appointed as marketing director in 1998.
(6)
Member of the audit and corporate governance committee.
(7)
Appointed as chairman with effect from May 1, 2002.
(8)
Appointed as deputy chairman with effect from May 1, 2002.
(9)
Appointed as an executive director in 2004 which relinquished in 2005, but retained his appointment as a non-executive director.
(10)   Appointed to board in January 2000, resigned from board and appointed as alternate in October 2000. Re-appointed to the board in May 2001.
Executive directors
Mr RM Godsell (53) — BA, MA
Chief Executive Officer
Bobby Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December
2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also the immediate past chairman of the World Gold Council.

Mr R Carvalho Silva (54) — BAcc, BCorp Admin
Chief Operating Officer – International
Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and CEO of AngloGold
South America in January 1999. He became executive officer, South America for AngloGold in 2000 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity.
Mr N F Nicolau (46) — B Tech (Min. Eng), MBA
Chief Operating Officer – Africa
Neville Nicolau was appointed the executive officer responsible for AngloGold’s South Africa region in November 2001 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity. He has 27 years of experience in the mining industry.
Mr S Venkatakrishnan (Venkat) (40) — BCom, ACA (ICAI)
Executive Director: Finance (Chief Financial Officer)
Venkat was the finance director of Ashanti Goldfields Company Limited from 2000 until the merger with AngloGold in 2004.
Prior to joining Ashanti, Venkat was a director in the Reorganization Services Division of Deloitte & Touche in London. He was
appointed to the board of AngloGold Ashanti in August 2005.
Mr KH Williams (57) — BA (Hons)
Executive Director: Marketing
Kelvin Williams was appointed marketing director of AngloGold in April 1998. He has 30 years of service in the gold mining industry. He is a past chairman of Rand Refinery and is a director of the World Gold Council. Kelvin Williams retires from the board in May 2006.
Non-executive directors
Mr RP Edey (63) — FCA
Chairman and independent non-executive director
Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002, he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of
NM Rothschild Corporate Finance and a director of a number of other companies.
Dr TJ Motlatsi (54) — Hon D Soc Sc (Lesotho)
Deputy Chairman and independent non-executive director
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers (NUM). He is chief executive officer of TEBA Limited.
Mr FB Arisman (61) — MSc (Finance)
Independent non-executive director
Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.
Mrs E le R Bradley (67) — BSc, MSc
Independent non-executive director
Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments
Limited and Toyota South Africa (Pty) Limited, and a director of a number of other companies. She is deputy chairman of the
South African Institute of International Affairs.
Mr CB Brayshaw (70) — CA(SA), FCA
Independent non-executive director
Colin Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte
& Touche and is a non-executive director of a number of other companies including Anglo Platinum and Datatec Limited.

Dr SE Jonah KBE (56) — Hon D Sc (Exeter), MSc (Mineral Production Management)
President
Sam Jonah worked in various positions, including underground, with Ashanti Goldfields and was appointed to the position of chief executive officer of Ashanti in 1986. He has been decorated with many awards and honors and in 2003, an honorary knighthood was conferred on him by Her Majesty, Queen Elizabeth II of Great Britain, in recognition of his exceptional achievements as an African businessman. Sam was appointed as an executive director to the board of AngloGold Ashanti in
May 2004, a position he relinquished in 2005 but retained his appointment as a non-executive director.
Mr R Médori (48) — Doctorate Economics, Grad (Fin)
Réne Médori was appointed to the AngloGold Ashanti board in August 2005. He is the finance director of Anglo American plc.
Mr WA Nairn (61) — BSc (Mining Engineering)
Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.
Mr SR Thompson (46) — MA (Geology)
Simon Thompson is a director of Anglo American plc and chairman of the Base Metals Division, the Industrial Minerals Division
and the Exploration Division. Simon was appointed to the AngloGold Ashanti board in 2004.
Mr AJ Trahar (56) — BCom, CA(SA)
Tony Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.
Mr PL Zim (45) — MCom
Lazarus Zim is chief executive officer of Anglo American Corporation of South Africa Limited and is chairman of Anglo
Operations Limited and serves on a number of boards in the Anglo American group, including Anglo Platinum. Lazarus was appointed to the AngloGold Ashanti board in 2004.
The following appointment to the board was made during 2006:
Mr Reginald E. Bannerman (71) — BSc, MSc, was appointed to the board of directors on February 10, 2006. He has been in law practice since 1968 and is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson Attorneys in
Ghana. He is a member of the General Legal Council of Ghana and a member of the board of the Valco Trust Fund, the largest privately run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, Reginald was also formerly the mayor of Accra, the capital of Ghana.
Alternate directors
Mr DD Barber (53) — FCA, AMP (Harvard)
David Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002 and following the latter’s retirement from the board in April 2004, he was appointed alternate to Lazarus Zim. He is finance director of Anglo American South Africa
Limited.
Mr AH Calver (58) — BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)
Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is head of engineering at Anglo American plc.
Mr PG Whitcutt (40) — BCom(Hons), CA(SA), MBA
Peter Whitcutt who is head of finance at Anglo American plc, has been an alternate director since October 2001, first to Tony
Lea, and then to Réne Médori who replaced the former on the board of AngloGold Ashanti.
Mr D L Hodgson retired from the board on April 29, 2005 followed by Mr A W Lea and Mr J G Best both on July 31, 2005. On
May 1, 2005, Messrs R Carvalho Silva and N F Nicolau were appointed to the board. Mr R Médori and Mr S Venkatakrishnan were appointed on August 1, 2005.

In accordance with the articles of association of AngloGold Ashanti, all directors must retire at least once every three years by rotation and may be re-elected by shareholders. At the annual general meeting to be held on May 5, 2006, Mr F B Arisman,
Mrs E le R Bradley, Mr R P Edey, Mr R M Godsell and Dr T J Motlatsi retired by rotation, and who, being eligible, offer themselves for re-election. In addition, Mr R Carvalho Silva, Mr N F Nicolau, Mr R Médori and Mr S Venkatakrishnan who were appointed to the board during 2005 and Mr R E Bannerman, who was appointed a director on February 10, 2006, are due to retire at the annual general meeting to be held on May 5, 2006 and offer themselves for election. These retirements are in terms of Article 92 of the articles of association whereby all directors appointed to the board at any period after any annual general meeting, may only hold office until the next annual general meeting at which time, they may be re-elected by shareholders.
Executive committee
The board of directors of AngloGold Ashanti has delegated authority for overseeing the day-to-day management of the company’s affairs and for executing the decisions of the board to an executive committee. At the date of this report, the executive committee comprises the five executive directors as well as the executive officer: business development and the executive officer: marketing. The executive committee meets generally on a weekly or ad hoc basis under the chairmanship of the chief executive officer and is mandated to assist in reviewing operations and performance by the AngloGold Ashanti group, developing strategy and policy proposals for consideration by the board of directors and implementing the directives of the board. Members of the executive committee at December 31, 2005 were:
Name Age
Position
Year
first
appointed
Robert (Bobby) M. Godsell
53
Executive director and chief executive officer
1989
Roberto Carvalho Silva
54
Chief operating officer - international
2004
Richard N. Duffy
42
Business development
2005
Neville F. Nicolau
46
Chief operating officer - Africa
2004
Srinivasan (Venkat) Venkatakrishnan
40
Chief financial officer
2004
Kelvin H. Williams
57
Executive director, marketing
1990
During August 2005, Richard Duffy, executive officer: business development was appointed to the executive committee and in
February 2006, Thero Setiloane, executive officer: marketing was appointed.
For a description of the business experience and functions of the members of the executive committee, see “Directors” and
“Executive officers”.
To assist in the execution of certain of its duties and functions, the executive committee has established a management committee (formerly an operation committee), responsible for overseeing the operational performance of the company, a treasury committee and a finance committee, all described below. For information on the other committees established by the board of directors, see “Item 6C.: Board practices”.

Executive officers
The executive officers of AngloGold Ashanti at December 31, 2005 were:
Name Age
Position
Year
first
appointed
Merene M. Botsio-Phillips
(1)
47
General
counsel
2004
Charles E. Carter
43
Investor relations
2005
David H. Diering
54
Business planning - Africa
2005
Richard N. Duffy
42
Business development
1998
Dawn Earp
44
Finance
2004
Benjamin W. Guenther
53
International technical
2004
Hester H. Hickey
52
Head of risk
2005
Robert L. Lazare
49
Africa - underground mining
2004
Steven J. Lenahan
50
Corporate affairs
1998
Mark P. Lynam
44
Treasury
2004
Fritz R.L. Neethling
53
Africa – open-pit mining
2005
Daniel M.A. Owiredu
48
Deputy chief operating officer - Africa
2005
Yedwa Z. Simelane
40
Managing secretary
2004
Nigel W. Unwin
53
Human resources and information technology
1999
Office of corporate administration
Christopher R. Bull
59
Company secretary
1998
(1)
Resigned from the company effective December 31, 2005.
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
Dr CE Carter (43) — BA (Hons) (UCT), DPhil (Oxford), EDP (Northwest University – Kellogg School of Management)
Investor Relations
Charles Carter joined Anglo American in 1991 and moved to the Gold and Uranium Division in 1996. In May 2005, he was
appointed an executive officer, with responsibility for overseeing the company’s global investor relations program.
Mr DH Diering (54) — BSc (Mining Engineering), SAIMM, AMP
Business Planning – Africa
Dave Diering joined the Anglo American Gold and Uranium Division in 1975 and worked at several South African operations as well as for Zimbabwe Nickel Corporation until 2001, when he joined AngloGold as head of mining and mineral resources. In
2005 he was appointed an executive officer.
Mr RN Duffy (41) — BCom, MBA
Business Development
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of
AngloGold. In November 2000 he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005 this role was expanded to include greenfields exploration. He was appointed to the executive committee in August 2005.
Ms D Earp (43) — BCom, BAcc, CA(SA)
Finance
Dawn Earp joined AngloGold in July 2000 from Anglo American, where she was vice president, central finance. Dawn was appointed to the position of executive officer in May 2004.

Mr BW Guenther (52) — BS Mining Engineering
International Technical
Ben Guenther joined AngloGold as senior vice-president general manager of Jerritt Canyon mine in Nevada, USA and in 2000 he was seconded to AngloGold’s Corporate Office in Johannesburg as head of mining. In 2001, he assumed some responsibilities for safety and health, as well as heading up the corporate technical group. He was appointed an executive officer in May 2004 and was appointed to his current position in December 2005.
Ms HH Hickey (52) — BCompt (Hons), CA(SA)
Head of Risk
Hester Hickey joined AngloGold in 1999 as group internal audit manager. She was appointed an executive officer in
November 2005.
Mr RL Lazare (49) — BA HED (University of Free State), DPLR (UNISA), SMP (Henley Management College)
Africa – Underground Mining
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982 where he worked in a variety of management posts until 1999 when he was appointed general manager of TauTona mine. In December 2004 he was appointed an executive officer with responsibility for South African operations. He took up his current position in July 2005.
Mr SJ Lenahan (50) — BSoc Sc, MSc
Corporate Affairs
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed an executive officer in 1998, responsible for investor relations and assumed responsibility for corporate affairs in early 2001.
Mr MP Lynam (44) — BEng (Mech)
Treasury
Mark Lynam joined the Anglo American group in 1983 and has been involved in hedging and treasury since 1990. In 1998, he joined AngloGold as treasurer and was appointed an executive officer in May 2004.
Mr FRL Neethling (53) — BSc (Mech.Eng)
Africa – Open-Pit Mining
Fritz Neethling joined the Anglo American group in 1992 and in 1998 joined AngloGold as general manager of the Ergo operation. He was appointed an executive officer in July 2005.
Mr DMA Owiredu (48) — BSc (Hons) (Mech.Eng), MBA
Deputy Chief Operating Officer – Africa
Daniel Owiredu joined Ashanti Goldfields Company Limited in 1984 and served in various engineering capacities. He has also served as managing director of the Obuasi, Bibiani and Siguiri mines. In March 2004, he was appointed chief operating officer – West Africa following the Ashanti/AngloGold merger. He was appointed an executive officer in May 2005 and assumed his new position as deputy chief operating officer – Africa in October 2005.
Ms YZ Simelane (40) — BA LLB, FILPA, MAP
Managing Secretary
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers’ Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004.
Mr NW Unwin (53) — BA
Human Resources and Information Technology
Nigel Unwin has had many years of experience in the field of human resources. He has been an executive officer since 1999.
During August 2005, Gordon Wylie, executive officer: exploration, resigned from the company. The following appointments to the executive committee have taken place during 2006:

Mr D C Ewigleben (52) — BSc, DJur, was appointed executive officer – law, safety, health and environment on January 1,
2006. Don Ewigleben joined the group in 2000 as vice president, general counsel and corporate secretary of AngloGold
Ashanti’s North American operations. In 2003 he was promoted to the position of president and chief administrative officer for
North America, a position which was changed in 2005 to chief executive officer. Prior to joining the group, he served in various executive positions for Echo Bay Mines (Canada) and AMAX Gold (US). He also held legal, safety and environmental positions with AMAX Coal Industries (US).
Mr P W Rowe (56) — BSc (Chem. Eng) was appointed executive officer – corporate technical group on January 1, 2006.
Peter Rowe joined AngloGold Ashanti in June 2004 as head of AngloGold Ashanti Australia. Following 20 years with Anglo
American and De Beers, he moved to Australia in the early 1990s where he held a number of senior managerial positions including project director of the Fimiston expansion, general manager of the Boddington Gold Mine and managing director and
CEO of Bulong Nickel.
Mr T M L Setiloane (46) — FAE, BSc (Mech.Eng). Thero Setiloane was appointed an executive officer and a member of the executive committee on February 24, 2006. Thero joined AngloGold in May 2003 from Real Africa Holdings, where he was an executive director. He is the chairman of Rand Refinery.
Office of corporate administration
Mr CR Bull (59) — BCom
Chris Bull has been employed by the Anglo American group since 1965 in various company secretarial positions. He was appointed company secretary of AngloGold in 1998 and is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.
Competent persons
The schedule below presents the details of those persons who manage AngloGold Ashanti’s Ore Reserves and Mineral
Resources:
Name
Age
Position
Year first appointed
Carl E Brechtel
55
Manager - underground mining – corporate technical
2001
Vaughan A. Chamberlain
43
Manager - mineral resources and mine geology
1998
David H. Diering
54
Head of mining and mineral resources
1975
Ben W. Guenther
53
Executive officer - international technical
1999
Michael (Mike) F. O’Brien
48
Manager - evaluation
1999
Eric Roth
39
Head of exploration - greenfields
2005
Jurgens van Zyl Visser
51
Manager - survey and planning – South Africa region
2001
David (Dave) L. Worrall
55
Manager - surface mining
1999
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

The competent person for AngloGold Ashanti Exploration is:
E Roth — PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM
Eric has 15 years experience in mineral exploration and project evaluation, and holds a Bachelor of Science (Honors) degree in Geology and Ph.D in Economic Geology from the University of Western Australia. Eric joined AngloGold in 2002 as Project
Manager – Peru, subsequently holding the positions of Senior Evaluations Geologist – South America (2003 to November
2005) and Head of Exploration – Greenfields from December 2005.
The following competent persons take responsibility for the reporting of AngloGold Ashanti’s Mineral Resources, as defined under JORC 2004:
VA Chamberlain — MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM
Vaughan has 20 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo
American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in
1998 and currently holds the position of manager : Mineral Resources and mine geology.
MF O’Brien — MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM
Mike has 26 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal, a
Masters degree in engineering from the University of Witwatersrand and a Dip Data diploma from UNISA. He joined Anglo
American Corporation in 1981 as a geologist at Vaal Reefs Mine and AngloGold in 1999 as manager evaluation in the Mineral
Resource department, the position he currently holds.
The following competent persons take responsibility for the reporting of AngloGold Ashanti’s Ore Reserves:
CE Brechtel — MSc (Mining Engineering), BSc (Geological Engineering), MAusIMM, MSAIMM, MSME
Carl has 30 years experience and holds a Bachelor of Science degree in Geological Engineering and a Master of Science degree in Mining Engineering from the University of Utah, USA. After spending 6 years at AngloGold Ashanti’s Jerritt Canyon operations, he was appointed Manager of Underground Mining of the Corporate Technical Group (CTG) providing technical support and corporate governance to international mining operations outside of the South Africa Region. He is a registered
Professional Mining Engineer in the states of Colorado and Nevada, USA.
DH Diering — BSc (Mining Engineering), SAIMM, AMP
Dave has 30 years experience. For a biography, see “Executive officers” above.
BW Guenther — BSc (Mining Engineering), MAusIMM
Ben has 25 years experience. For a biography, see “Executive officers” above.
DL Worrall — ACSM, MAusIMM
Dave has 25 years experience and is an Associate of the Camborne School of Mines in Cornwall, England. He joined Anglo
American Corporation in 1981 as a senior mine planning engineer in the technical director’s office and AngloGold in 1999 as manager surface mining in the corporate office, the position he currently holds.
J van Zyl Visser — BSc (Mineral Resource Management), PLATO
Jurgens has 19 years experience and holds a Bachelor of Science degree in Mineral Resource Management from the
University of the Witwatersrand. He started his career with Anglo American Corporation in 1975 as a surveyor at President
Steyn Mine (now Bambanani mine). He joined AngloGold in 1998 as a divisional valuator and in 1999 was appointed as manager survey and planning – South Africa region.
The competent persons consent to the inclusion of the exploration and Ore Reserves information in this report, in the form and context in which it appears.

6B. Compensation
Remuneration report
Policy
The Remuneration Committee sets and monitors executive remuneration for the company. This is achieved through an
Executive Remuneration Policy, which has as its objectives to:
•      attract, reward and retain executives of the highest caliber;
•      align the behavior and performance of executives with the company’s strategic goals, in the overall interests of shareholders;
•      ensure the appropriate mix of short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place; and
•      ensure that regional management is competitively rewarded within a global remuneration policy, which recognizes both local and global market practice.
This policy and its application are reviewed at least annually by the Remuneration Committee. See “Item 6C.: Board practices – Remuneration Committee”.
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
The following principles are applied in determining executive remuneration:
1.    Annual remuneration should be a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50 percent of annual remuneration.
2.    Salary should be set at the median for the relevant competitive markets.
3.    All incentive plans should align performance targets with shareholder interests.
Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)
Shareholders approved the introduction of two new schemes to replace the old share incentive scheme at the annual general meeting held of April 29, 2005. The intention behind both schemes is to provide direct linkage between the interests of shareholders and the efforts of executives or managers.
To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid in part in cash and part in rights to acquire shares.
The LTIP allows for the granting of rights to acquire shares, based on the achievements of stretched company performance targets over a three-year period.
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
2.
Annual bonus, which is determined by the achievement of a set of stretching company and individual performance targets. The company targets include earnings per share, cost control and global production. The weighting of the respective contribution of company and individual targets is 70 percent for company and 30 percent for individual. Failure to achieve safety improvement targets results in the reduction of bonuses for executive directors. Fifty percent of the bonus is paid in cash and 50 percent in awarding of rights to acquire shares. The awards have a three-year vesting period.
3.
LTIP: Executive directors are granted the right to acquire share of value equivalent to their annual salaries, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to outperform its gold company peers consistently.
Additionally, strategic business objectives will also need to be met. The first tranche of LTIP awards was made to executive directors in 2005. See “Item 6E.: Share ownership” for more information on the Long-Term Incentive Plan.
4.
Pensions: All executive directors who are South African citizens, are members of the AngloGold Ashanti Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2 percent of final salary per year of service.
All executive directors who are not South African citizens, have other retirement benefit plans, albeit that the company contributes to such plans, to the same extent as provided for their South African citizen peers. Death and disability cover reflects best practice among comparable employers in South Africa.
5.
Other benefits: Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.
Directors’ service contracts
Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Bobby Godsell, as chief executive officer, is 12 months, and for the other four executive directors, nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control (50 percent + 1 share) of the company. Compensation in these circumstances is pegged at twice the notice period.
Compensation of executive management
AngloGold Ashanti’s executive management comprises its executive directors and executive officers. Under the Listings
Requirements of the JSE, AngloGold Ashanti is required to disclose compensation paid to its executive directors on an individual basis while compensation paid to its executive officers is disclosed in aggregate.

The following table presents the compensation paid by AngloGold Ashanti to executive management during 2005 and 2004.
Executive directors have elected not to receive payment of directors’ fees, committee fees and travel allowances.
All figures in $000
(1)
Salary
Performance
related
payments
(2)
Pension
scheme
contri-
butions
Other
benefits
(3)
Sub-total
Pre-tax gain
on share
options
exercised
(4)
Total
Executive directors’ compensation - 2005
R M Godsell
(chief executive officer)
925 294 135 101
1,455
563
2,018
J G Best (to July 31, 2005)
(5)
285 - 42 26
353
273
626
R Carvalho Silva (from May 1, 2005)
(5)(6)
478 146 94 19
737
-
737
D L Hodgson (to April 30, 2005)
(5)
163 - 24 1
188
124
312
S E Jonah (to July 31,2005)
(5)(7)
426 - 55 93
574
-
574
N F Nicolau (from May 1, 2005)
(5) (6)
346 146 51 5
548
-
548
S Venkatakrishnan (from August 1, 2005)
(5)(6)
252 164 29 -
445
-
445
K H Williams 506 149 75 343
1,073
91
1,164
Total 3,381
899
505
588
5,373
1,051
6,424
Executive officers’ compensation - 2005
Representing 18 executive officers
(5)(8)
3,932
724
552
553
5,762 224
5,986
Total executive directors’ and executive
officers’ compensation - 2005
7,313
1,623
1,057
1,141
11,135 1,275
12,410
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
(9)
2,506
863
325
214
3,908
338
4,246
NB: Rounding may result in computational differences
(1)
Directors’ compensation is paid principally in South African rands. However, for the purpose of this annual report, the rand values have been converted to
US dollars using the following year-to-date average rate of exchange: 2005: $1 = R6.3676 and 2004: $1 = R6.4368.
(2)
In order to more accurately disclose remuneration received/receivable by executive directors and executive officers, the tables above include the performance related payments calculated on the year’s financial results.
(3)
Includes health care, leave encashment, personal travel and relocation expenses. In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result, surplus leave days accrued were compulsorily encashed.
(4)
Excludes pre-tax gains on share options exercised by Messrs Best and Hodgson (18,900 share and 36,000 shares respectively) post the period in which they held office, and in respect of 4,000 shares exercised by executive officers pre-appointment to office. Mr Godsell purchased AngloGold Ashanti shares in his own name, using the after tax gains on share options exercised.
(5)
Salaries are disclosed only for the period from or to which, office is held.
(6)
Messrs Carvalho Silva, Nicolau and Venkatakrishnan, formerly executive officers of the company, were appointed to the board of directors with effect from dates shown. Remuneration therefore has been split according to category as earned.
(7)
Dr Jonah resigned as an executive director of the company, but remains a non-executive director.
(8)
In 2005, the emoluments, in whole or in part, in respect of 18 executive officers are aggregated. Movements as follows:
• Three executive officers were appointed to the board of directors, two effective on May 1, 2005 and one effective August 1, 2005;
• Five additional executive officers were appointed, all the result of internal promotions, two effective May 1, 2005 and one each effective June 1, 2005,
  July 1, 2005 and November 1, 2005.
• Two executive officers resigned from the company, one effective August 31, 2005 and the other on December 31, 2005.
Emoluments have only been disclosed from the various effective dates, except for performance related payments to be made in 2006 pertaining to 2005 results which reflects total amount to be paid.
(9)
In 2004, of the 13 executive officers, 5 were promoted effective May 1, 2004; 2 were employed effective July 1, 2004; and 1 was promoted effective
December 1, 2004 – emoluments have only been disclosed from the various effective dates, except for performance related payments made in 2005 pertaining to the 2004 results, which reflects total amount paid.

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
At the annual general meeting to be held on May 5, 2006, shareholders will be requested to consider an ordinary resolution approving the remuneration payable to the president of the company, including of his remuneration as a director, to be fixed at
R300,000 per annum. This proposal arises from the office of the president becoming non-executive.
No benefits in kind were granted to the non-executive directors during 2005 and 2004.
There are no contracts of service between the non-executive directors and the company or any of its subsidiaries. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years.
The following table presents the compensation paid by AngloGold Ashanti to each non-executive director during 2005 and
2004.
2005 2004
All figures in $000
(1)
Directors'
fees
Committee
fees
Travel
allowance
Total
Directors'
fees
Committee
fees
Travel
allowance
Total
R P Edey (chairman)
131
31
16
178
94
23
12
128
Dr T J Motlatsi (deputy chairman)
47
25
-
72
39
19
-
58
F B Arisman
16
27
12
55
15
19
8
43
Mrs E le R Bradley
17
30
-
47
17
21
-
38
C B Brayshaw
(2)
17
24
-
41
17
18
-
34
Dr S E Jonah (president)
(3)
(from August 1, 2005)
7
7
-
14
-
-
-
-
A W Lea (to July 31, 2005)
9
4
8
21
16
6
2
23
R Médori (from August 1, 2005)
7
3
-
10
-
-
-
-
W A Nairn
17
20
-
37
17
19
-
36
N F Oppenheimer (to April 29, 2004)
-
-
-
-
5
2
-
7
J Ogilvie Thompson (to April 29, 2004)
-
-
-
-
5
2
-
7
S R Thompson (from April 30, 2004)
16
13
16
45
10
5
4
20
A J Trahar
17
13
-
30
17
6
-
22
P L Zim (from April 30, 2004)
17
13
-
30
11
5
-
16
Total – non-executive directors
318
210
52
580
263
145
26
432
Alternates
(4)
D D Barber
-
-
-
-
-
-
-
-
A H Calver
-
-
-
-
-
-
-
-
P G Whitcutt
-
-
-
-
-
-
-
-
Total
alternate
directors
- -
-
-
- - -
-
Grand total
318
210
52
580
263
145
26
432
NB: Rounding may result in computational differences
(1)
Non-executive directors’ compensation is paid principally in South African rands. For the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2005: $1 = R6.3676 and 2004 $1 = R6.4368.
(2)
In addition, Mr Brayshaw was paid a fee of $2,827 (R18,000) (2004: $2,330 – R15,000) by AGRe Insurance Company Limited, a wholly-owned subsidiary, as chairman of its audit committee.

(3)
Dr Jonah resigned as an executive director with effect July 31, 2005, but remains a non-executive director and president. At the annual general meeting to be held on May 5, 2006, shareholders will be requested to consider an ordinary resolution approving the remuneration payable to the president of the company, including of his remuneration as a director, to be fixed at R300,000 per annum. This proposal arises from the office of the president becoming non-executive.
(4)
Messrs Barber, Calver and Whitcutt are not members of any sub-committee and are therefore not entitled to payment of fees.
6C.    Board practices
The board of directors
AngloGold Ashanti is a controlled company with its parent company, Anglo American plc, holding more than 50 percent of the company’s issued share capital, and is therefore, not subject to the director independence requirements of the New York Stock
Exchange (NYSE). The board comprises a unitary board structure of 17 directors who assume complete responsibility for the activities of the company, including the total risk management framework of the company. The board has a written charter that governs its powers, functions and responsibilities. The board contains the mix of skills, experience and knowledge required of a multinational gold company.
Directors’ retirement follows a staggered process with one-third of the directors retiring every three years at the annual general meeting (AGM). A curriculum vitae of those directors standing for re-election is placed before shareholders at the AGM to help inform the process of re-election. The board is authorized by the company’s articles of association to appoint new directors, provided such appointees retire at the next AGM and stand for election by shareholders. A Nominations Committee has been established as a sub-committee of the board to help identify suitable candidates for appointment to the board.
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
Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play through representation on key committees such as the Audit and Corporate Governance, Nominations, Political Donations and
Remuneration committees, together with their caliber, experience and standing within the company, ensures that the company’s interests are served by impartial views that are separate of management and shareholders.
On October 26, 2005, AngloGold Ashanti’s majority shareholder, Anglo American plc, announced its intention to reduce its shareholding in the company with the effect that the company would no longer constitute a subsidiary of Anglo American. If this were to occur, AngloGold Ashanti would no longer be regarded as a controlled company in terms of the NYSE rules applicable to AngloGold Ashanti. In any event, as a foreign private issuer listed on the NYSE and in terms of section 303A.00 of the NYSE Listings Manual, AngloGold Ashanti is not required to have a majority independent board if the company’s primary exchange does not require this. The JSE, on which exchange the company has its primary listing, does not require a majority independent board.
In terms of board policy, a director will qualify as being independent provided AngloGold Ashanti has not, over the preceding year, done business in excess of $10 million or 5 percent of the company’s treasury business with the employer of that director.

Furthermore, in compliance with JSE Listings Requirements, an independent director must not be a representative of a shareholder who has the ability to control or materially influence management and/or the board; not have been employed by the company or be the spouse of a person employed by the company in an executive role in the past three years; not been an advisor to the company other than in the capacity as a director of the company; not be a material supplier, customer or have a material contractual relationship with the company; and be free of any relationship that could be seen to materially interfere with the independence of that person. The five independent directors on the board of AngloGold Ashanti during 2005 complied with these requirements and the board determined that such directors have no material relationship with AngloGold Ashanti.

The board, its sub-committees and the directors, all completed an evaluation process to review their effectiveness. The chairman of each committee and the chairman of the board led the process of evaluation of the committees and the board respectively. Both the managing secretary and the company secretary played a critical role in this process. The evaluation of each non-executive director’s performance was led by the board chairman, while the assessment of the board chairman’s performance was led by the deputy chairman of the board. The evaluation of the performance of executive directors is performed by the Remuneration Committee. For full details, see Remuneration Committee below.
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
The managing secretary and company secretary ensure that minutes of all shareholders’, board and board committees’
meetings are properly recorded in accordance with the South African Companies Act of 1973. The company secretarial and compliance functions also play a crucial role in the induction of new directors.
The compliance function has been established to assist the board and the management to determine their statutory duties, ensure legal compliance and advise on issues of corporate governance.
All members of the board have access to management and the records of the company, as well as to external professional advisors should the need arise.
The board meets at least on a quarterly basis to discuss and review issues of strategy, planning, operational and financial performance, acquisitions and disposals, major capital expenditure, stakeholder communications and other material issues reserved for its decision. Further meetings are held as and when required. Six board meetings took place during the course of
2005. All directors or their designated alternates attended the board meetings during their tenure except for Dr James Motlatsi, who was unable to attend two meetings, and Messrs Médori, Nairn and Thompson who were unable to attend one meeting each. The non-executive directors met during the year in the absence of executive directors and management.
AngloGold Ashanti does not permit directors and key employees (that is, employees having access to price sensitive information) to trade in company shares during closed periods. Directors and key employees are required to follow a formal process before trading in the company’s shares. Closed periods are in effect from the end of the reporting period to and including the date of publication of the quarterly, half-yearly and year-end results. Where appropriate, a closed period is also effective during periods where major transactions are being negotiated and a public announcement is imminent.
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
The Sarbanes-Oxley Act requires the board to identify a financial expert from its ranks. The board has resolved that
Mr Brayshaw, chairman of the committee, is the board’s financial expert. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines. The board considers it unnecessary for the chief executive officer to attend meetings of the committee, but, if required, may attend by invitation from the chairman of the committee. Contrary to the recommendations of the King Code, the board considers that the board chairman possesses invaluable experience and knowledge warranting his membership of the committee and that the chief executive officer need not be a member of the committee as a result of the requirements of the Sarbanes-Oxley Act in relation to independent director membership of the committee.
The group internal audit manager has unrestricted access to the chief executive officer and chief financial officer, the board chairman and the chairman of the committee, and is invited to attend and report on his department’s activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with his caliber, experience and integrity, enables him to discharge his duties as required by law and in fulfillment of his obligations to the company. The function, duties and powers of the internal audit function, for which the group internal audit manager is responsible, is governed by a formal internal audit charter that has been approved by the committee.
The committee meets regularly with the external audit partner, the group’s internal audit manager and the executive officer:
finance, to review the audit plans of the internal and external auditors, to ascertain the scope of the audits and to review the half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
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
Members of the committee are:
• Colin Brayshaw (chairman);
• Frank Arisman;
• Elisabeth Bradley; and
• Russell Edey.
The committee met on five occasions during 2005. All members of the committee attended each of the committee meetings.
In addition, two sub-committee meetings were held.
The NYSE rules require that the board determine whether a member of the committee’s simultaneous service on more than three public companies’ audit committees impairs the ability of such a member to effectively serve on a listed company’s audit committee. Mr Brayshaw, the chairman of the committee, is a member of eight (2004: nine) other public companies’ audit committees and is chairman of four (2004: seven). Mrs Bradley is a member of three (2004: four) other public companies’ audit committees and is the chairman of one (2004: one). Mr Brayshaw is a retired managing partner and chairman of Deloitte &
Touche, while Mrs Bradley, who is semi-retired, has considerable financial and accounting experience. The board is confident that the experience, caliber and integrity of both Mr Brayshaw and Mrs Bradley, together with their regular attendance and active contribution at meetings of the committee, demonstrate their commitment to the company’s affairs and particularly to the deliberations of the committee. The simultaneous service on other audit committees by Mr Brayshaw and Mrs Bradley has not impaired their ability to diligently execute their responsibilities to the committee, the board or the company.
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
Members of the committee are:
• Russell Edey (chairman);
• Elisabeth Bradley;
• Dr Sam Jonah;
• Bill Nairn;
• Simon Thompson;
• Srinivasan Venkatakrishnan;
• Peter Whitcutt; and
• Kelvin Williams.
Jonathan Best and Tony Lea resigned from the committee on retirement from the board on August 1, 2005. The new chief financial officer, Srinivasan Venkatakrishnan has attended meetings of this committee as an invitee and was appointed to the committee, together with Peter Whitcutt, on February 10, 2006.
The committee met on three occasions during 2005. All members attended meetings of the committee except Mr Nairn who was unable to attend two meetings and Dr Jonah and Messrs Lea, Thompson and Williams who were unable to attend one meeting each.
The Market Development Committee
The committee has been established to extend the influence of AngloGold Ashanti as a major global gold company, in the development of a broader gold business, both nationally and internationally.
Members of the committee are:
• Elisabeth Bradley (chairman);
• Frank Arisman;
• Bobby Godsell;
• Dr Sam Jonah;
• Dr James Motlatsi;
• Kelvin Williams; and
• Lazarus Zim.
Roberto Carvalho Silva was appointed a member of the committee with effect from May 1, 2005.
The committee met on one occasion during 2005 with only Mr Zim unable to attend.

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
Members of the committee are:
• Russell Edey (chairman);
• Frank Arisman;
• Elisabeth Bradley;
• Colin Brayshaw;
• James Motlatsi; and
• Tony Trahar.
The committee met on three occasions during 2005. All members attended meetings of the committee except Dr Motlatsi and
Messrs Arisman and Brayshaw who were unable to attend one meeting each.
The Political Donations Committee
The Political Donations Committee comprises three independent non-executive directors, and is chaired by the deputy chairman of the board. The committee determines the funding of political parties in South Africa in accordance with a formal policy adopted by the board on April 29, 2003 that sets the guiding principles for funding. The group’s strategy on political funding is under review and, consequently, the committee did not meet in 2005.
Members of the committee are:
• Dr James Motlatsi (chairman);
• Elisabeth Bradley; and
• Colin Brayshaw.
The committee did not meet in 2004, as a decision on funding for both 2003 and 2004 was made in December 2003.
The Remuneration Committee
The Remuneration Committee is responsible for evaluating the performance of the executive directors and executive officers, and setting appropriate remuneration for such officers of the company. Full details of the company’s remuneration philosophy, the committee’s deliberations during 2005, the remuneration payments for all directors and information on the share incentive scheme have been disclosed above.
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
For 2005, members of the committee comprised the following non-executive directors:
• Russell Edey (chairman);
• Colin Brayshaw; and
• Tony Trahar.
During the year, four meetings of the Remuneration Committee were held. All members of the committee, or their designated alternates, attended meetings of the committee, except Mr Brayshaw who was unable to attend one meeting.
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
Members of the committee are:
• Bill Nairn (chairman);
• Bobby Godsell;
• Dr Sam Jonah;
• Dr James Motlatsi; and
• Simon Thompson.
Neville Nicolau was appointed a member of the committee with effect from February 10, 2006.
The committee met on four occasions during 2005. All members of the committee attended each committee meeting except for
Mr Thompson who was unable to attend two meetings and Dr Motlatsi who was unable to attend one meeting.
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
Members of the committee are:
• Dr James Motlatsi (chairman);
• Frank Arisman;
• Roberto Carvalho Silva
• Bobby Godsell;
• Bill Nairn;
• Neville Nicolau and
• Lazarus Zim.
Dave Hodgson resigned from the committee effective April 29, 2005 and was replaced by Roberto Carvalho Silva and Neville
Nicolau on May 1, 2005.
The committee met on four occasions during 2005. All members of the committee attended each meeting except Mr Zim who was unable to attend two meetings and Dr Motlatsi and Mr Godsell who were unable to attend one meeting each.
Other committees
In addition to the committees of the board mentioned above, the Executive Committee has established a number of standing committees to oversee the day-to-day management of the company’s affairs.
Management committee (formerly the operations committee)
The objective of this sub-committee is to monitor and review the operational performance of the company. The committee meets on a monthly basis, is chaired by the chief operating officer and comprises all executive officers of the company and regional heads.
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

6D. Employees
AngloGold Ashanti is a significant employer in the global mining industry and:
•
is committed to upholding the Fundamental Rights Conventions of the International Labor Organization. Accordingly, the
company seeks to ensure the implementation of fair employment practices group-wide by prohibiting forced, compulsory or child labor;
• is committed to creating workplaces free of harassment and unfair discrimination;
•    as an international company, faces different challenges in different countries with regard to, for example, offering opportunities to citizens who may not have enjoyed equal opportunities in the past. In such cases, the company is committed to addressing the challenge in a manner appropriate to the local circumstances;
•
will seek to understand the different cultural dynamics in host communities and adapt work practices to accommodate this where doing so is possible and compatible with the company’s principles;
• will promote the development of a work force that reflects the international and local diversity of the organization;
• will provide all employees with the opportunity to participate in training that will improve their workplace competency;
•    is committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of the workplace;
•
is committed to developing motivated, competent and experienced teams of employees through appropriate recruitment, retention and development initiatives. An emphasis is placed on the identification of potential talent, mentoring and personal development planning;
• will reward both individual and team effort in a meaningful way;
•    guided by local circumstances, will continue to work together with stakeholders to ensure minimum standards for company-provided accommodation;
• assures access to affordable health care for employees and where possible, their families; and
•
is committed to prompt and supportive action in response to any major health threat in the regions in which the company operates.
The average number of attributable employees in the AngloGold Ashanti group over the last 3 financial years was:
2005                           2004                           2003
South Africa
42,536                        44,867                        48,078
Argentina
950                              791                            690
Australia
441                             455                             540
Brazil
3,489                          2,686                          2,666
Ghana
10,304                          8,712
-
Guinea
1,978                          2,335
-
Mali
1,309                          1,413                          1,297
Namibia
315                              251                            387
Tanzania
2,280                          2,258                          1,040
USA
391                              411                             741
Zimbabwe
-                           1,221
-
Total
63,993                        65,400                        55,439
South African employee numbers includes corporate office and health services employees.
The year-on-year change in employee numbers is largely as a result of restructuring at the South African operations, in particular, the closure of Ergo and the beginning of the closure process at Savuka; the transition to owner maintenance crews resulting in duplication of crews for some months in Argentina, while the Cuiabá Expansion project resulted in an increase in
Brazil; the transition to owner-mining at Geita in Tanzania; and the downscaling of operations at Iduapriem and Bibiani in
Ghana.
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
Unions and collective bargaining
It is the aim of AngloGold Ashanti, to have constructive relations with representative and recognized unions and associations and industry forums representing employees. Management/Union relationships are governed by negotiated agreements in respect of most of the group’s workforce, with 89.4 percent (2004: 83.5 percent) of the global workforce represented by recognized trade unions or catered for through collective bargaining processes.
South African operations
The South African gold mining industry continues to remain labor intensive, with 95 percent (2004: 92.7 percent) of all employees either represented by unions or catered for by the collective agency shop agreement – an agency shop agreement exists across the lower level bargaining unit within the company. The Labor Relations Act entrenches the rights of employees to belong to trade unions and the rights of trade unions to have access to the workplace. It also guarantees the right to strike and the right to participate in secondary strikes in certain prescribed circumstances. The right to picket has also been recognized. This Act recognizes the right of employees to participate in the decision-making of companies by providing for the compulsory establishment of workplace forums to represent the interests of employees where a company employs more than
100 employees. The range of issues on which the workplace forum must be consulted includes restructuring of the workplace, partial or total plant closures, mergers and transfers of ownership, insofar as these affect employees, and terminations. The effect of the promulgation of amendments to specific labor laws in 2002 is predominantly visible in the requirement for a more consultative retrenchment process as well as the broadening of the definition of an “employee” under the legislation. In addition to compliance with a spectrum of labor legislation, further compliance is necessary with the newly released Mining
Charter.
The implementation of the Labor Relations Act’s provisions have not had, and management believes will continue not to have, a material adverse effect on AngloGold Ashanti’s cost of labor and consequently on its results and financial condition, although there can be no assurance of this. See “Item 3D.: Risk factors – Labor disruptions could have an adverse effect on operating results and financial condition”. With the highly regulated South African market, the costs of employment are substantial and labor costs at AngloGold Ashanti’s South African operations constituted approximately 51.18 percent of South African production costs in 2005 (2004: approximately 50 percent).
The four unions that are recognized are the National Union of Mineworkers (NUM), the United Associations of South Africa
(UASA), Mineworkers Solidarity and the South African Equity Workers’ Association (SAEWA), representing respectively
85.4 percent, 11 percent, 2.6 percent and 1 percent (2004: 72.2 percent, 11 percent, 2.6 percent and 0.8 percent) of employees in the region.
A number of agreements are in place which regulate any process of restructuring, namely, a retrenchment agreement entered into with NUM and UASA, as well as a restructuring/redeployment agreement entered into with Solidarity, UASA and SAEWA.
A social plan framework agreement is being negotiated with the NUM.
In South Africa, the industrial relations climate can currently be described as constructive and stable, despite a gold mining industry’s wage dispute and strike, the first industry-wide strike since 1987, which resulted in three full production shifts having been lost in 2005.
A two-year agreement, effective July 1, 2005 was entered into between AngloGold Ashanti, through the Chamber of Mines,
NUM and Solidarity. The agreement can be summarized as follows:
• wage increases of between 6 percent and 7 percent, with the highest increase for the lowest job category;

•    a wage increase in the second year of CPIX plus 1 percent, subject to a minimum guaranteed increase of between
5.5 percent and 6 percent, again depending on the job category;
• increased employer contributions to the risk benefit within the retirement fund;
• improvements in accommodation subsidies; and
• recognition of the principle of a Christmas break, with detail to be agreed at mine level.
Employment equity and development: In October 2005, AngloGold Ashanti submitted its fifth annual employment equity report to the Department of Labor on progress made with the implementation of the company’s employment equity plan in respect of its South African operations. The 2005 report indicates that continued progress has been made year-on-year. The employment equity governance structures and monitoring processes have been entrenched at company and business unit levels. A Mining Charter Steering Committee has been established to lead and direct the overall process of compliance with the charter. An external audit on progress of equity issues was undertaken in 2004. The external employment equity audit noted substantial progress in terms of employment equity.
The audit report highlighted the following findings:
•
61 percent of the identified risk areas were satisfactorily resolved, the challenge is to ensure that these achievements are sustained particularly training and career development, talent retention and performance management; and
•
35 percent of the risk areas were in remediation, these included the implementation of performance management for lower levels, the provision of underground toilets for women, mentoring and diversity awareness programs.
An external audit for 2005 is in progress.
Argentina
A four-year wage agreement was reached in April 2005.
Australia
The Australian operations are not unionized and no industrial action took place during 2005.
Brazil
Annual negotiations on salaries and fringe benefits were negotiated in August 2005.
Ghana
During 2005, new rates of pay were negotiated between the company and the Ghana Mine Workers’ Union.
Guinea
Agreement was reached on a range of issues as part of the collective bargaining processes, including wages, family transport and accommodation benefits.
A four-day wildcat strike at Siguiri in 2005 related to wage demands prior to the collective bargaining process beginning, and was largely as a result of local inflation. Four working days were lost. The strike was resolved through the bargaining with union representatives.
Mali
At the Sadiola and Yatela mines, all employees are represented by the Mining Industry Union (SECNAMI), and guided by the
National Collective Convention. There are no specific recognition agreements at mine level at Sadiola and Yatela, while at
Morila, where 95 percent of employees are represented through SECNAMI, and internal agreement provides for adaptation to the National Convention. In May 2005, agreement was reached with the union in respect of production bonus payments for
Sadiola and Yatela (in which different parameters, namely safety, volumes and costs, all play a role).
There was no industrial action against AngloGold Ashanti at the Malian operations, although the mining contractor at Morila experienced a strike, which did not affect production at the mine. Agreements were negotiated and concluded in 2005 on a production bonus scheme and a water allowance scheme.

Namibia
At the Navachab mine, a recognition agreement is in place with the Mineworkers Union of Namibia (MUN), and the union bargains with the company on behalf of all employees in the A2 to C1 Paterson bands. Approximately 75 percent of the workforce are members of MUN. An 18-month wage agreement was signed during the year, allowing for a 6.5 percent wage increase. A shift agreement (developed as part of the transition to owner-mining) was also signed in November 2005.
Tanzania
Monthly meetings are held between senior and junior staff representative councils and the general manager. In addition, safety representative committees and joint health and safety structures are in place and a monthly consultative meeting is held with all senior staff to discuss the mine’s performance and other operational issues.
USA
In the USA, the workforce is not unionized. Communication with and participation by employees in management forums is encouraged. No incidences of industrial action were experienced during 2005.
6E. Share ownership
Share ownership of directors
Directors held the following number of ordinary shares of the company at December 31, 2005 and 2004, which did not individually or in the aggregate exceed 1 percent of the company's issued ordinary share capital:
December 31, 2005
December 31, 2004
Beneficial
Beneficial
Beneficial
Beneficial
Direct
Indirect
Non-
beneficial
(1)
Direct          Indirect
Non-
beneficial
(1)
Executive directors
J G Best (retired August 1, 2005)
–
–
–
–
–
–
R Carvalho Silva (appointed May 1, 2005)
–
–
–
–
–
–
R M Godsell
9,177
–
–
460
–
–
D L Hodgson (retired April 29, 2005)
–
–
–
–
430
–
Dr S E Jonah (until July 31, 2005)
–
–
–
6,297
–
–
N F Nicolau (appointed May 1, 2005)
100
–
–
–
–
–
S Venkatakrishnan (appointed August 1, 2005)
652
–
–
–
–
–
K H Williams
–
920
–
–
920
–
Total                                                                               9,929
920
–
6,757               1,350
–
Non-executive directors
F B Arisman
–
2,000
–
–
2,000
–
Mrs E le R Bradley
–
23,423
13,027
–
23,423
26,027
C B Brayshaw
–
–
–
–
–
–
R P Edey
–
1,000
–
–
1,000
–
Dr S E Jonah (from August 1, 2005)
6,297
–
–
–
–
–
A W Lea (retired August 1, 2005)
–
–
–
–
–
–
R Médori (appointed August 1, 2005)
–
–
–
–
–
–
Dr T J Motlatsi
–
–
–
–
–
–
W A Nairn
–
–
–
–
–
–
S R Thompson
–
–
–
–
–
–
A J Trahar
–
–
–
–
–
–
P L Zim
–
–
–
–
–
–
Total                                                                                6,297
26,423
13,027
–
26,423
26,027
Alternate directors
D D Barber
–
–
–
–
–
–
A H Calver
–
46
–
–
46
–
P G Whitcutt
–
–
–
–
–
–
Total –
46
–
–
46
–
Grand Total
16,226
27,389
13,027
6,757
27,819
26,027
(1)
The director derives no personal benefit from the ordinary shares declared, for example by holding the ordinary shares in trust for another.

As of March 8, 2006, there have been no changes in the directors’ ownership of ordinary shares, set forth above and
Mr R E Bannerman, who was appointed a director on February 10, 2006, holds no interest in the company’s ordinary shares.
Share ownership of executive officers
Under the Listings Requirements of the JSE, AngloGold Ashanti is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers in the share capital of AngloGold Ashanti. However, to the best of its knowledge, AngloGold Ashanti believes that AngloGold Ashanti ordinary shares held by executive officers, in aggregate, do not exceed 1 percent of the company's issued ordinary share capital. See “Item 6E.: Share ownership – Share ownership of directors” for details of ordinary shares held by executive directors.
AngloGold Share Incentive Scheme
AngloGold Ashanti operates a share incentive scheme for the purpose for providing an incentive to executive directors, executive officers and managers to identify more closely with the fortunes of the group and its continued growth, and to promote the retention of such employees by giving them an opportunity to acquire ordinary shares in the company. Non-
executive directors are not eligible for participation in the share incentive scheme.
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that these incentives are globally competitive, so as to attract, reward and retain management of the highest caliber. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the AngloGold share incentive scheme or share incentive scheme.
Under the terms of the AngloGold share incentive scheme, which was approved by the shareholders at the general meeting held on June 4, 1998, and with the introduction of the Bonus share plan and Long-term incentive plan approved by the shareholders at the annual general meeting held on April 29, 2005, the maximum number of ordinary shares that may be allocated for the purposes of the share incentive scheme is equivalent to 2.75 percent of the total number of AngloGold Ashanti ordinary shares in issue at any time. As of December 31, 2005 and 2004, this equated to 7,285,807 and 7,272,730 ordinary shares, respectively.
At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant from 300,000 to 5 percent of the 2.75 percent attributable to the share incentive scheme (or 0.1375 percent of the total number of ordinary shares in issue at any one time).
Employees participate in the scheme to the extent that they are granted options, shares or rights and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted automatically expire, unless otherwise stated.
Although the remuneration committee has the discretion to incentivize employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:
Time-related
The granting of time-related options was approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the annual general meeting held on April 30, 2003, at which time it was agreed that no further time-related options would be granted. All options granted hereunder will terminate on February 1, 2012, being the date on which the last options granted under these criteria may be exercised or will expire. Each time-related option entitles the holder to acquire one ordinary share at a price equal to the closing price of ordinary shares on the JSE on the last business day prior to the date of grant.
Time-related options vest over a five-year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year five.

Performance-related
Performance-related options were approved by shareholders at the annual general meeting held on April 30, 2002 and amended at the annual general meeting held on April 29, 2005 at which time it was agreed that no further performance-related options would be granted. All options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under these criteria may be exercised or will expire. Each performance-related option entitles the holder to acquire one ordinary share at a price equal to the closing price of ordinary shares on the JSE on the last business day prior to the date of grant.
Performance-related options may be exercised in full, three years after date of grant, provided that the conditions on which the options were granted, namely the performance of the company as determined by the directors at date of grant, are met.
Bonus share plan (BSP)
The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on April 29, 2005.
Executive directors, executive officers and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting, unless an event occurs which may result in an earlier vesting, such as death.
Long-term incentive plan (LTIP)
The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on April 29, 2005.
Executive directors, executive officers and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Options granted vest three years after date of grant, to the extent that the performance conditions under which the options were granted, are met, and provided that the participant is still in the employ of the company, or unless an event occurs which may result in an earlier vesting, such as death.
The AngloGold share incentive scheme is summarized as follows:
The maximum number of ordinary shares that may be allocated for purposes of the scheme, equivalent to 2.75 percent of the total number of ordinary shares in issue at that date, is:
March 8, 2006 December 31, 2005 December 31, 2004
7,290,644                                                       7,285,807                                                        7,272,730
The maximum aggregate number of ordinary shares which may be acquired by any one participant in the share incentive scheme at that date is:
March 8, 2006 December 31, 2005 December 31, 2004
364,532                                                           364,291                                                            363,637
The movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the period January 1, 2005 to December 31, 2005 was as follows:
Time-
related
Performance-
related
Bonus
share
plan
Long-
term
incentive
plan
Total
Average
exercise
price per
ordinary
share - R
Ordinary
shares
issued
At January 1, 2005 1,391,060 3,425,900 – – 4,816,960 212.69 2,240,140
Movement during year
- Granted – – 283,915 368,500 652,415 197.50 –
- Exercised 471,950 3,300 288 – 475,538 126.64 475,538
- Forfeited (terminations) 54,400 525,600 11,682 5,000 596,682 235.02 –
At December 31, 2005 864,710 2,897,000 271,945 363,500 4,397,155 216.71 2,715,678

During the period January 1, 2006 to and including March 8, 2006, no options or rights were granted and 175,900 options or rights at an average price of R127.96 per share were exercised.
Option ownership of directors, executive officers and management
Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose the option or rights ownership of individual directors. Under those requirements, AngloGold Ashanti is not required to, and it does not otherwise, disclose option or rights ownership of individual executive officers and senior management.
The table below shows the movement in respect of options or rights held by executive directors on an individual basis, and by executive officers and managers, each as a group, during 2005. Non-executive directors are not eligible to participate in the scheme and therefore own no options:
Executive
directors
**
R M
Godsell
J G
Best
R
Carvalho
Silva
D L
Hodgson
S E
Jonah
N F
Nicolau
S
Venkat-
akrish-
nan
K H
Williams
Total
* Total
Executive
officers
*
Total
other
Total
share
incentive
scheme
Balance at January 1, 2005*
Number                                 224,300
70,800 38,600 92,600 50,000 41,000 - 59,000 576,300 339,860 3,900,800 4,816,960
Average exercise price per
shares – R
137.31     180.98     239.96
171.60 221.00 192.34 - 177.94
170.39      189.89      220.92
212.69
Granted during year
Number                                   40,535
- 16,215 - - 15,635 14,865 4,230 91,480 92,885 468,050 652,415
Average exercise price per
share – R 197.50 - 197.50 - - 197.50 197.50 197.50 197.50 197.50 197.50 197.50
Exercised during year
Number                                   25,100
37,800 - 33,600 - - - 5,000 101,500 17,000 357,038 475,538
Average exercise price per
share – R 104.00 121.76 - 113.64 - - - 104.00 113.80 124.00 130.41 126.64
Average market price per share
at date of exercise – R 248.50 225.96 - 249.58 - - - 221.30 217.78 226.22 264.23 252.95
Pre-tax gain at date of exercise
– R value (R000) *** 3,627 3,939 - 4,567 - - - 587 12,720 1,738 47,778 62,236
– R per share 144.50 104.20 - 135.93 - - - 117.30 125.32 102.22 133.82 130.87
Forfeited (terminations)
during year
Number                                          -
33,000 - - 50,000 - - - 83,000 13,410 500,272 596,682
Average exercise price per
share – R - 248.81 - - 221.00 - - - 232.06 239.70 235.39 235.02
Held as at December 31, 2005
Number                                 239,735
- 54,815 59,000 - 56,635 14,865 58,230 483,280 402,335 3,511,540 4,397,155
Average exercise price per
share – R 150.97 - 227.40 204.61 - 193.77 197.50 185.71 176.82 192.77 224.94 216.71
Latest expiry date
May 4,
2015
May 4,
2015
May 4,
2015
May 4,
2015
May 4,
2015
May 4,
2015
May 4,
2015
May 4,
2015
There were no prior year adjustments
*
Movement in balance at January 1, 2005:
Number of shares
Average price per share (R)
- From Total Other to Total Executive Officers
88,600
202.18
- From Total Executive Officers to Directors
79,600
215.43
**
Mr Godsell purchased AngloGold Ashanti ordinary shares in his own name, using the after tax proceeds from the sale of shares acquired on the exercise of options.
***
Rounding of figures may result in computational differences.
Of the 4,397,155 options or rights granted and outstanding at December 31, 2005, 758,150 options at an average exercise price per share of R124.12 had vested.

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
There was no change to the authorized share capital of the company during 2005.
The authorized and issued share capital of AngloGold at December 31, 2005, is set out below:
Title of class
Authorized
Issued
Ordinary shares 400,000,000 264,938,432
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
The following are the movements in the issued ordinary share capital at December 31.
2005 2004 2003
Issued
Number of
ordinary
shares
Rand
Number of
ordinary
shares
Rand
Number of
ordinary
shares
Rand
At January 1,
264,462,894
66,115,724
223,136,342
55,784,086 222,622,022
56,655,506
Issues during year
Business combination with Ashanti
–
share-swap
–
–
38,400,021
9,600,005
– regulatory shares
–
–
2,658,000
664,500
– exercise of warrants
–
–
75,731
18,933
Exercise of options by participants in the
AngloGold Share Incentive Scheme
475,538
118,884
192,800
48,200
508,020
127,005
Acacia Employee Option Plan
–
–
–
–
6,300
1,575
At December 31,
264,938,432
66,234,608
264,462,894
66,115,724  223,136,342
55,784,086
During the period January 1, 2006 to and including March 8, 2006, 175,900 ordinary shares were issued at an average issue price of R127.96 per share, resulting in 265,114,332 ordinary shares being in issue at March 8, 2006.
7A.       Major shareholders
According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, more than 5 percent of the ordinary share capital of the company at December 31:
Ordinary shares held at
December 31, 2005
December 31, 2004
December 31, 2003
Shareholder Number
%
voting
rights
Number %
voting
rights
Number %
voting
rights
Anglo American plc
134,788,099
50.88
134,788,099
50.97
121,502,197
54.45
The Bank of New York *
48,702,313
18.38
45,217,297
17.10
36,753,386
16.47
*
Ordinary shares held through various custodians in respect of American Depositary Shares issued by The Bank of New York. At December 31, 2005, the number of persons who were registered holders of ADSs was reported at 4,517. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of
ADSs or the number of ADSs beneficially held by these persons.

The company’s major shareholders have the same voting rights as other holders of AngloGold Ashanti ordinary shares and do not have any different or special voting rights.
As at December 31, 2005, there were 17,751 holders of record of AngloGold Ashanti ordinary shares. Of these holders
399 had registered addresses in the United States and held a total of 211,754 ordinary shares, approximately 0.0799 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United
States, including The Bank of New York, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United
States persons.
At March 8, 2006, Anglo American plc, through its wholly-owned subsidiary, Anglo South Africa Capital (Pty) Limited held
134,788,099 ordinary shares, representing 50.84 percent of the issued share capital while 46,045,693 ADSs, or approximately
17.37 percent of the total issued ordinary share capital, were issued and outstanding and held of record by 4,503 registered holders.
On February 22, 2006, Anglo American plc filed with the SEC, a Schedule 13D, amendment #6 in which Anglo American plc announced that it would reduce its percentage ownership in AngloGold Ashanti through a proposed public secondary offering.
The effect of the offering will result in Anglo American plc no longer controlling AngloGold Ashanti which may result in the number of members affiliated with Anglo American plc on the board of AngloGold Ashanti, reducing. Anglo American plc has stated that it intends to remain a significant shareholder of AngloGold Ashanti in the medium term.
On February 10, 2006, Capital Research & Management Company, an investment adviser registered under Section 203 of the
Investment Advisers Act of 1940 filed a Form SC 13G with the SEC, which stated that it was deemed to be the beneficial owner of 13,819,790 shares or 5.2 percent of the ordinary issued share capital of AngloGold Ashanti.
Insofar as is known to AngloGold Ashanti, except as described below, as of December 31, 2005 there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.
All the issued A and B preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti’s wholly-owned subsidiary. The articles of association of AngloGold Ashanti provide that the A redeemable preference shares and the
B redeemable preference shares are not transferable.
Relationship with Anglo American plc (AA plc) and its subsidiaries
AA plc is the largest shareholder of AngloGold Ashanti with an equity interest and voting rights of 50.88 percent as at
December 31, 2005 (2004: 50.97 percent). Currently, five members of the board of directors of AngloGold Ashanti are affiliated with AA plc. Although there is no agreement between AngloGold Ashanti and AA plc concerning membership on the
AngloGold Ashanti board of directors by AA plc, AA plc have, in their 13D filing with the SEC on February 22, 2006, indicated
that the number of members affiliated with AA plc on AngloGold Ashanti’s board of directors may be reduced as AA plc’s percentage ownership in AngloGold Ashanti declines as a result of the proposed public secondary offering of ordinary shares of AngloGold Ashanti. AA plc have further indicated that they intend to remain a significant shareholder of AngloGold Ashanti’s ordinary shares in the medium-term.
AngloGold Ashanti is an operating gold company independent of AA plc to the extent that:
•     The management is remunerated by AngloGold Ashanti and incentivized by an AngloGold Ashanti share incentive scheme;
•     Currently, a majority of AngloGold Ashanti’s board of directors are non-executive directors and, including AngloGold
Ashanti’s non-executive chairman, 50 percent of these non-executive directors are not affiliated with AA plc;
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

At the time of its formation, AngloGold acquired from Anglo American Corporation (AAC), a wholly-owned subsidiary of AA plc, certain unused mineral rights to which little or no value was attached. In terms of the agreements, AAC had the right to participate in future profits from these mineral rights at such time as these rights were developed or sold. In South Africa, the introduction of the MPRDA has resulted in all unused mineral rights, for which application for conversion was not made by end
April 2005, being vested under the custodianship of the State. Consequently, other than in respect of those mineral rights in
South Africa which have been sold by AngloGold Ashanti to third parties prior to end April 2005, neither AAC nor AngloGold
Ashanti retain any rights in respect of those mineral rights in South Africa as originally sold by AAC to AngloGold upon its formation.
7B. Related party transactions
Related party transactions are concluded on an arm’s length basis. The company had the following transactions with related parties during the years ended December 31, 2005, 2004 and 2003:
December 31, 2005
December 31, 2004
December 31, 2003
(in millions)
Purchases
by/(from)
related
party
$
Amounts
owed
to/(by)
related
party
$
Purchases
by/(from)
related
party
$
Amounts
owed
to/(by)
related
party
$
Purchases
by/(from)
related
party
$
Amounts
owed
to/(by)
related
party
$
Related party transaction with holding company AA plc
5 1 5 - 2 -
Related party transactions with subsidiaries of AA plc
Boart Longyear Limited – mining services
(1)
5 - 9 1 10 1
Mondi Limited – forestry 16 2 16 2 11 1
Scaw Metals – A division of Anglo Operations Limited –
steel and engineering 6 1 5 1 5 1
Haggie Steel Wire Ropes Operations
(2)
8 1 9 - 7 -
Anglo Coal – a division of Anglo Operations Limited 1 - 1 - - -
Related party transactions with associates
Rand Refinery Limited – gold refinery
(3)
- - - - 2 -
41 5 45 4 37 3
Related party transactions of equity accounted joint ventures
Société d’Exploitation des Mines d’Or de Sadiola S.A. - - 1 - 1 -
Société d’Exploitation des Mines d’Or de Yatela S.A. - - 1 - - -
Société des Mines de Morila S.A. (2) - (1) - (1) -
(1)
AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005.
(2)
Previously included in Scaw Metals – A division of Anglo Operations Limited.
(3)    Consolidated from 2004.
Since January 1, 2006, AngloGold Ashanti has not been, and as of the date of this annual report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest. In addition, no such persons had any indebtedness to AngloGold Ashanti during this period, and as of the date of this annual report.
7C.
Interests of experts and counsel
Not applicable.

Item 8: Financial information
8A.    Consolidated
financial statements and other financial information
See “Item 18: Financial statements”.
Legal proceedings
No director or officer of AngloGold Ashanti has either a direct or indirect position adverse to AngloGold Ashanti.
There are no legal or arbitration proceedings, including any such proceedings which are active, pending or threatened against, or being brought by or against AngloGold Ashanti or any member company of AngloGold Ashanti, of which AngloGold Ashanti is aware, which may have a significant effect on the financial position, results of operations or liquidity of AngloGold Ashanti, or which have had such an effect since January 1, 2005.
The company is involved in the following cases:
•
In the USA, two civil cases brought against the company in 2000 and 2001 by the Sierra Club and the Minerals Policy
Center for allegedly exceeding certain permit water quality standards or lack of permits for certain identified flows (in terms of the Clean Water Act) at the CC&V mine continue. In 2002, the company reported that it had entered into two settlements with the US Environmental Protection Agency and the State of Colorado. A trial was held in February 2006.
At this time, no settlement has been reached and the outcome of the trial cannot be determined.
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
High
Low
Year ended December 31
(South African cents per ordinary share)
(US dollars per ADS)
Annual information
2001
24,800                         10,420                        22.34                          13.15
2002
34,700                         20,000                        35.33                          17.62
2003
33,900                         19,100                        49.95                          27.10
2004
31,900                         18,620                        48.25                           29.91
2005
31,990                         18,700                        49.88                          30.50
Quarterly information
2004
First quarter 31,900                          25,701                       48.25                          38.99
Second quarter 27,150                          19,205                       42.69                          29.91
Third quarter 25,400                          18,620                       38.99                          29.97
Fourth quarter 25,750                          19,901                       42.40                          35.15
2005
First quarter 24,500                          18,700                       39.00                          31.27
Second quarter 24,500                          19,000                       36.60                          30.50
Third quarter 28,400                          21,951                          44.1                      3 34.11
Fourth quarter 31,990                          25,750                       49.88                          38.64
Monthly information
September 2005 28,400                          22,500                        44.13                         35.75
October 2005 29,400                          26,100                        44.45                         38.75
November 2005 29,748                          25,750                        44.71                         38.64
December 2005 31,990                          26,700                        49.88                         42.63
January 2006 37,500                          31,400                        61.50                         50.00
February 2006 38,700                           31,611                       62.20                         50.40
(
1)
The JSE share price information has been adjusted to give effect to the two-for-one stock split which took effect from the close of business on December 24,
2002.
(2)
Prior to December 24, 2002, each ADS represented 0.5 of one ordinary share. With effect from the close of business on December 24, 2002, each ADS represents one ordinary share.
See “Item 7A.: Major shareholders” for number of ADSs outstanding at December 31, 2005.
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
On April 26, 2004, the business combination with Ashanti became effective, at which time, AngloGold changed its name to
AngloGold Ashanti Limited. Following the business combination, the company’s ordinary shares were listed on the Ghana
Stock Exchange (GhSE). In addition, Ghanaian Depositary Shares (GhDSs) were listed on the GhSE each representing one-
hundredth of an ordinary share and evidenced by GhDSs issued by NTHC Limited (as Depositary) under a program sponsored by AngloGold Ashanti.
9D.       Selling
shareholders
None.
9E.        Dilution
None.
9F.
Expenses of the issue
None.

Item 10: Additional information
10A. Share
capital
AngloGold Ashanti's Ordinary Shares and Preference Shares
AngloGold Ashanti’s authorized share capital is ZAR101,050,000, consisting of three classes of shares: ordinary shares of par value ZAR0.25 each, A redeemable preference shares of par value ZAR0.50 each and B redeemable preference shares of par value ZAR0.01 each. The ordinary shares and the A redeemable preference shares have voting rights, while the
B redeemable preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the Articles of Association for cumulative voting. There is no limitation imposed by the
Articles of Association or by South African law on the rights of any persons, including non-residents, to own AngloGold Ashanti ordinary shares or to exercise voting rights in respect of AngloGold Ashanti ordinary shares. AngloGold Ashanti’s authorized and issued share capital as of December 31, 2005 and March 8, 2006 (being the latest practicable date prior to the publication of this document) is set out below:
Issued
Title of Class
Authorized
March 8, 2006
December 31, 2005
Ordinary shares 400,000,000 265,114,332 264,938,432
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
In general meeting, shareholders of AngloGold Ashanti have approved, by specific authority, the following authorizations for the allotment and issue of shares in the capital of the company:
1
At a general meeting of shareholders held on June 4, 1998, members approved the adoption by AngloGold, of the
AngloGold Limited Share Incentive Scheme and at the annual general meeting of shareholders held on April 29, 2005, members approved the introduction of the Bonus Share Plan and Long-Term Incentive Plan (collectively the “AngloGold
Share Incentive Scheme or share incentive scheme”). The authority granted by shareholders provides for 2.75 percent of the total number or ordinary shares in issue from time to time, being made available for purposes of the share incentive scheme. The share incentive scheme shall endure for an indefinite period until terminated by a resolution of the board of directors or the resolution of AngloGold Ashanti in general meeting.
2
At the annual general meeting of shareholders held on June 29, 2004, members approved the authorization to allot and issue a maximum of 15,384,615 ordinary shares of 25 South African cents per share each in the authorized but unissued capital of the company for purposes of the conversion of the $1,000,000,000, 2.375 percent Guaranteed Convertible
Bonds issued by AngloGold Holdings plc. This authority expires on February 28, 2009 or such earlier time in the event that all Convertible Bonds are exchanged for ADSs. See “Guaranteed Convertible Bonds” below.

At the annual general meeting of shareholders held on April 29, 2005, members approved the following resolutions pertaining to the ordinary share capital of the company:
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
The unissued ordinary shares under the control of the directors at April 29, 2005 are as follows:
Number of shares
Authorized ordinary share capital 400,000,000
Shares in issue at April 29, 2005 264,527,894
Unissued shares at April 29, 2005 135,472,106
Shares set aside in terms of:
- the AngloGold Share Incentive Scheme at 2.75 percent of shares in issue at April 29, 2005 7,274,517
- the 2.375 percent Guaranteed Convertible Bonds 15,384,615
Net unissued ordinary shares at April 29, 2005 112,812,974
- the board of directors 10 percent of net unissued shares 11,281,297
Less: shares issued at the discretion of the directors during 2005 —
Balance of shares under the control of the directors at December 31, 2005 11,281,297
Shares under the control of shareholder 90 percent of net unissued shares 101,531,677
4
as a general authority, authorization to the board of directors to allot and issue for cash, without restriction to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, in their discretion, the authorized but unissued ordinary shares of 25 South African cents each in the share capital of the company, which were placed under the control of the directors, subject to the following conditions:
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
The above authorities (3) and (4) expire at the next annual general meeting of shareholders of the company.
The number of authorized but unissued ordinary shares in the capital of AngloGold Ashanti at December 31, 2005 and
March 8, 2006 (being the latest practicable date prior to the publication of this document) is 135,061,568 and 134,885,668 respectively.

The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2002.
Period to
Description
Number of Shares
December 31, 2002 222,622,022
Ordinary shares issued during 2003 AngloGold Share Incentive Scheme 508,020
Acacia Employee Option Plan 6,300
December 31, 2003 223,136,342
Ordinary shares issued during 2004 AngloGold Share Incentive Scheme 192,800
Business combination – swap shares 38,400,021
Business combination – regulatory shares 2,658,000
Business combination – warrants 75,731
December 31, 2004 264,462,894
Ordinary shares issued during 2005 AngloGold Share Incentive Scheme 475,538
December 31, 2005 264,938,432
Ordinary shares issued to March 8, 2006 AngloGold Share Incentive Scheme 175,900
265,114,332
There has been no change in the issued preference share capital of AngloGold since December 31, 2001.
Save as disclosed in this paragraph and under “Item 6.E. Share Ownership - AngloGold Share Incentive Scheme” as well as
“Guaranteed Convertible Bonds” below, no share or loan capital of AngloGold Ashanti or any of its subsidiary undertakings is under option or is agreed conditionally or unconditionally to be put under option.
All existing ordinary shares are in registered form. The holding of ordinary shares in uncertificated form is permitted under
AngloGold Ashanti’s Articles of Association and the transfer of ordinary shares is permitted through STRATE. Ordinary shares are not eligible for settlement within CREST.
Guaranteed Convertible Bonds: On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold
Ashanti, issued $1,000,000,000, 2.375 percent guaranteed Convertible Bonds due 2009, convertible into AngloGold Ashanti
ADSs and guaranteed by AngloGold Ashanti. Subject to certain restrictions, holders of Convertible Bonds are entitled to convert each Convertible Bond into an AngloGold Ashanti ADS at the then applicable conversion price at any time from April 8,
2004 to February 20, 2009, or, if the Convertible Bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption. If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the option of calling an early redemption of all the bonds
3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.
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
The company’s borrowing powers are unlimited
Directors’ Remuneration
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
Dividends, rights and distributions
The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold
Ashanti in respect of fully paid ordinary shares. Under South African law, AngloGold Ashanti may declare and pay dividends from any reserves included in total shareholders’ equity calculated in accordance with International Financial Reporting
Standards, subject to its solvency and liquidity. No larger dividend shall be declared by shareholders in general meeting than is recommended by the directors. Dividends are payable to shareholders registered at a record date that is after the date of declaration.
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
•   prior to the later of February 27, 2006 and the date that is two years after the last date on which AngloGold Ashanti or any affiliate of AngloGold Ashanti was the owner of such Convertible Bonds, only Restricted ADSs will be issued upon conversion of Convertible Bonds offered and sold in the United States to QIBs in reliance on Rule 144A under the
Securities Act;
•   holders of Restricted ADSs under the Restricted ADS Facility are required to give certain certifications upon deposit or withdrawal of the ordinary shares underlying their Restricted ADSs as described generally in “ Description of the
ADSs Deposit, Withdrawal and Cancellation” below;
•   Restricted ADSs will carry a transfer restrictions legend; and
•   Restricted ADSs generally may be held in book–entry form.
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
The Bank of New York will normally limit the number of AngloGold Ashanti ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York may disregard this limit from time to time, if it thinks it is appropriate to do so.
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
Golden Share
Under the Stability Agreement, the Government of Ghana (“Government”) has confirmed and agreed that the Government’s rights with respect to the Golden Share apply only in respect of AngloGold Ashanti’s assets and operations in Ghana. The rights do not extend to any other assets or operations of AngloGold Ashanti outside Ghana, nor to any assets or operations of
AngloGold Ashanti. The Government has also agreed to waive any right it may have under Section 60(I) of the Minerals and
Mining Law, 1986, as amended to acquire a special share in AngloGold Ashanti or any of its direct or indirect subsidiaries or joint ventures.
The Golden Share in AngloGold Ashanti held by the Government does not carry any right to vote but the holder is entitled to receive notice of and to attend and speak at any general meeting of AngloGold Ashanti or at any separate meeting of the holders of any class of shares of AngloGold Ashanti.

The Golden Share may only be held by or transferred to a Minister of the Government or any person acting on behalf of such
Government and authorized in writing by such Minister.
The following matters require, and will not be effective without, the written consent of the holder of the Golden Share:
(i)   any amendment to or removal of the relevant provisions of the AngloGold Ashanti Regulations setting out the rights and restrictions attaching to the Golden Share;
(ii)   the voluntary winding-up or voluntary liquidation of AngloGold Ashanti;
(iii)  the redemption of or purchase by AngloGold Ashanti of the Golden Share;
(iv)  the disposal of any mining lease held by AngloGold Ashanti or any subsidiary of AngloGold Ashanti;
(v)   any disposal by AngloGold Ashanti (other than any disposal in the ordinary course of business of AngloGold Ashanti)
which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the AngloGold Ashanti Group taken as a whole. For this purpose, a part of the AngloGold Ashanti Group’s assets will be considered material if either (a)
its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the AngloGold Ashanti Group or
(b) the average profits attributable to it represent at least 25 percent of the average profits of the AngloGold Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).
Upon a return of assets in a winding-up or liquidation of AngloGold Ashanti, the holder of the Golden Share is entitled to the sum of 1,000 cedis in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalization issue.
The holder of the Golden Share may require AngloGold Ashanti to redeem the Golden Share at any time in consideration of the payment to such holder of 1,000 cedis.
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
AngloGold Ashanti currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of its shares or ADSs meet certain requirements. AngloGold Ashanti anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of AngloGold Ashanti shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.
The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of reduced tax rates in respect of qualified dividends by US holders of ADSs. Accordingly, the analysis of the availability of qualified dividend treatment could be affected by future actions that may be taken by the United
States Treasury with respect to ADSs.
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
Deposits or withdrawals by a US holder of shares for ADSs, or of ADSs for shares, will not be subject to US federal income tax or South African tax.
Passive foreign investment company considerations
A non-US corporation will be classified a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least
75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti currently believes that it will not be treated as a
PFIC for the taxable year ended December 31, 2005 for US federal income tax purposes. If AngloGold Ashanti were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares.
Furthermore, dividends paid by AngloGold Ashanti would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.
US information reporting and backup withholding
Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the Internal Revenue Service (the “IRS”). US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
10F. Dividends and paying agents
Not applicable.
10G. Statement
by
experts
Not applicable.
10H. Documents on display
The documents referred to in this report can be read at the US Securities and Exchange Commission’s public reference facilities at Room 1580, 100 F Street, N.E., Washington, D.C. 20549.
10I. Subsidiary
information
Not applicable.

Item 11: Quantitative and qualitative disclosures about market risk
Treasury Policy
The board of directors of AngloGold Ashanti has approved a treasury and risk management policy that governs the group’s treasury activities, including the setting of hedging and dealing limits, approval of hedging instruments and counterpart approval and limits.
Under the treasury and risk management policy, hedges may be put in place using approved instruments to a target level of
30 percent of the next five years planned gold production and resultant gold sales currency exposures. The tenor of the hedges may extend out to ten years. The treasury and risk management policy sets limits on the extent to which the hedge position may change for the various levels of treasury management from dealer, through treasurer, executive management and board.
The board of directors has delegated the approval of hedge instruments to AngloGold Ashanti’s treasury committee. The treasury committee must approve all hedging instruments, treatment of the instruments in the treasury system, reporting on the instruments and the accounting treatment for such instruments.
The financial risk management activities objectives of the group are as follows:
•
Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
•
Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity planning and procedures;
• Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts;
•
Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.
Under the treasury and risk management policy, treasury reports that include all open hedging transactions are produced at the following minimum intervals for review by management and the board of directors.
Daily Treasurer
Monthly Management committee, Treasury committee
Quarterly Audit committee, Board of directors, Quarterly shareholder reports
The Treasury risk manager is responsible for monitoring all reports for completeness and accuracy. The reports include stress testing of all hedge positions for changes in gold prices, currency exchange rates, interest rates, and gold and exchange rate volatilities.
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
Gold price risk management activities
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold sales. AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks that arise out of the group’s core business activities. Forward sales contracts and purchased or sold call and put options are used by the group to manage its exposure to gold price and currency fluctuations. Gold and currency hedging instruments are denominated in South African rands, US dollars, Brazilian real and Australian dollars. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in light of changes in operational forecasts, market conditions and the group’s hedging policy. AngloGold Ashanti’s reserves and financial strength have allowed it to arrange unmargined credit lines of up to ten years with counterparts.
Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of outstanding forward sales type contracts at the end of 2005 was 159,783kg compared with 256,409kg at the 2004.
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The group’s risk in selling call options is unlimited but mitigated by the fact that the group produce the commodity required by the option and would benefit by the same quantity as the option loss by selling production in the open market. The group’s risk in selling put options is unlimited but mitigated by put option purchased.
SFAS133 requires that derivative instruments be accounted for as follows:
•    Commodity based (“normal purchase or normal sale exempt”) contracts that meet the requirements of SFAS138, and are designated as such, are recognized in product sales when they are settled by physical delivery.
•    Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. For cash flow hedges the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in product sales. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, of $129 million at December 31, 2005 are expected to be recycled from other comprehensive income and recognized as product sales during 2006.
•    All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported as gains or losses on derivatives in earnings in the period in which they occur.
Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Contracts that contain ‘off-market’ terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities.
All current and future cash flows associated with such instruments are classified within the financing activities section of the consolidated cash flow statement. Contracts that contain ‘off-market’ terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated cash flow statement.
The table below indicates AngloGold Ashanti’s total gold hedge position at a weighted average settlement price as at
December 31, 2005. The total net delta tonnage of the hedge on this date was 10.84 million ounces or 337 tonnes.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1.941 billion as at
December 31, 2005 (as at December 31, 2004: negative $1.161 billion). These values were based on a gold price of
$517.00 per ounce, exchange rates of R/$6.305 and A$/$0.7342 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are not predictive of the future value of the hedge position nor of future impact on the revenue of the company. The marked-to-market represents the current profit/loss value of the hedge book at market prices and rates available at that time.

Year
2006                 2007                 2008
2009
2010
2011-2015
Total
DOLLAR GOLD
Forward contracts Amount (kg) 8,592 25,469 30,076 26,288 16,328 37,239 143,992
$ per oz
$279                  $357                 $365
$380 $382
$411                $375
Put options purchased Amount (kg) 8,592 1,455 10,047
$ per oz $345 $292 $337
Put options sold Amount (kg) 6,532 855 1,882 1,882 7,527 18,678
$ per oz $389 $390 $400 $410 $435 $411
Call options purchased Amount (kg) 12,144 6,357 18,501
$ per oz $346 $344 $345
Call options sold Amount (kg) 32,157 32,544 32,500 31,194 28,054 72,911 229,360
$ per oz
$386                  $387                 $393
$418 $429
$497                $432
RAND GOLD
Forward contracts Amount (kg) 2,449 933 3,382
Rand per kg R97,520 R116,335 R102,711
Put options purchased Amount (kg) 1,875
1,875
Rand per kg R93,602
R93,602
Put options sold Amount (kg) 2,333 2,333
Rand per kg R93,713 R93,713
Call options sold Amount (kg) 3,306 311 2,986 2,986 2,986 12,575
Rand per kg R102,447 R108,123 R202,054 R216,522 R230,990 R183,851
AUD DOLLAR GOLD
Forward contracts Amount (kg) *-3,110 6,843 2,177 3,390 3,110 12,410
A$ per oz A$625 A$640 A$665 A$656 A$684 A$664
Call options sold Amount (kg) 3,110 3,732 3,110 1,244 3,110 14,308
A$ per oz A$673 A$668 A$680 A$694 A$712 A$683
Delta
(kg)                 23,848              56,229              59,740
57,703 42,074 97,482 337,076
**Total net gold:
Delta (oz)
766,730         1,807,802          1,920,683
1,855,192 1,352,709 3,134,115 10,837,231
Hedge delta as a percentage of current
production levels (%)
12%                  29%                  31%
30% 22%
10%                 18%
*
Indicates a long position from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
**
The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at
December 31, 2005. The Delta positions indicated above includes the attributable portions of equity accounted joint ventures.
Gold lease rate swaps
Year
2006            2007            2008            2009            2010
2011-2015
Amount (‘000oz)
250 270 100 130 100 -
Gold borrowing cost associated with
forward contracts
(1)
Interest rate %
0.3% 0.6% 0.8% 1.0% 1.7% -
Amount (‘000oz)
708          1,334            1,168             898              641
423
Gold lease rate swaps
(2)
Interest rate %
1.2%           1.8%             1.8%           1.8%           1.8%
1.8%
Amount (‘000oz)
320             280               240             200             160
120
Interest rate %
2.0%           2.0%             2.0%            2.0%           2.0%
2.0%
Gold lease rate swap
(3)
$ per ounce
302             302               302             302             302
302
(1)  Gold borrowing costs relating to Australian dollar gold forwards:
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
(3)  The gold lease rate swap is a contract where the company receives a fixed percentage of the outstanding amount at a fixed US dollar gold price and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the average fixed rate that the company will receive during that period. The US$ price is the average rate at which the fixed interest amount in gold is converted to US dollars.

Year              2006              2007             2008              2009             2010
2011-2015
Total
DOLLAR SILVER
Put options purchased
Amount ($)
43,545
43,545
43,545
130,635
$
per
oz
$7.11
$7.40
$7.66
$7.39
Put options sold
Amount ($)
43,545
43,545
43,545
130,635
$
per
oz
$6.02
$5.93
$6.19
$6.05
Call options sold
Amount ($)
43,545
43,545
43,545
130,635
$
per
oz
$8.11
$8.40
$8.64
$8.39
Certain of the hedging positions reported in the above tables are governed by early termination options in favor of certain counterparts.
Foreign exchange price risk protection agreements
The group periodically enters into forward exchange and currency option contracts to hedge certain anticipated transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.
The following table indicates the group’s currency hedge position at December 31, 2005
Year              2006              2007              2008               2009             2010
2011-2015              Total
RAND DOLLAR (000)
Put options purchased
Amount ($)
60,000
60,000
Rand
per
$
R6.89
R6.89
Put options sold
Amount ($)
60,000
60,000
Rand
per
$
R6.56
R6.56
Call
options
sold Amount
($)
60,000
60,000
Rand
per
$
R7.28
R7.28
AUD DOLLAR (000)
Forward
contracts
Amount
($)
59,149
59,149
$
per
A$ $0.75
$0.75
Put options purchased
Amount ($)
80,000
80,000
$
per
A
$ $0.73
$0.73
Put options sold
Amount ($)
80,000
80,000
$
per
A
$ $0.76
$0.76
Call
options
sold Amount
($)
130,000
130,000
$
per
A$ $0.72
$0.72
BRAZILIAN REAL (000)
Forward
contracts
Amount
($)
24,000
4,000
28,000
BRL
per
$
BRL3.18
BRL3.31
BRL3.20
Call
options
sold Amount
($)
20,000
20,000
BRL
per
$
BRL3.29
BRL3.29
As at December 31, 2005 certain of the hedging positions reported in the above tables were governed by early termination options in favor of certain counterparts.
For a more detailed presentation of the investment maturity profile, borrowings maturity profile and interest rate risk profile of these agreements, see note 26 to the consolidated financial statements “Financial risk management activities”.
Credit risk
Realization of all these contracts is dependent upon the counterparts performing in accordance with the terms of the contracts.
AngloGold Ashanti generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. AngloGold Ashanti spreads its business over a number of predominantly international, credit worthy counterparts and believes that no concentration of credit risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied against each counterpart. Where possible, management tries to ensure that netting agreements are in place.

The combined maximum credit exposure at the balance sheet date amounts to $713 million on a contract by contract basis.
Credit risk exposure netted by counterpart amounts to $18 million. No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.
The table below provides a summary of the number, type and credit quality of AngloGold Ashanti’s hedge counterparts.
Number of Counterparts
Type
Credit Rating (Fitch)
2                                                   International Bank
AAA
4                                                   International Bank
AA+
4                                                   International Bank
AA
9                                                   International Bank
AA-
3                                                   International Bank
A+
3                                                   International Bank
A
1                                                   International Bank
A-
1                                                   International Bank
BBB
1
South African Bank
AAA(zaf) (International BBB+)
1
South African Bank
AA+(zaf) (International BBB+)
1
South African Bank
AA(zaf) (International BBB)
1
South African Bank
AA-(zaf) (International BBB)
1
South African Bank
A+(zaf) (International BBB-)
5                                                        Brazilian Bank
AA(bra)
1
Trade Finance House
Not rated
AngloGold Ashanti does not anticipate non-performance by any counterparts.
Fair value
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. In certain cases, these estimates involve uncertainties and cannot be determined with precision. The estimated fair values of AngloGold Ashanti’s financial instruments at December 31, 2005 and 2004 are as follows:
December 31, 2005
December 31, 2004
Carrying
amount
Fair
value
Carrying
amount
Fair
value
(in
millions)
$
$
$
$
Cash and cash equivalents
(1)
196 196 276 276
Restricted cash
(1)
8 8 26 26
Short-term debt
(2)
160 160 315 315
Long-term debt
(2)
1,779 1,803 1,371 1,364
Derivatives
(3)
(935) (1,941) (662) (1,161)
Forward sales type agreements
(3)
(355) (909) (511) (647)
Option contracts
(3)
(612) (1,058)
(4)
(185) (507)
(4)
Foreign exchange contracts
(3)
6 6 17 17
Foreign exchange option contracts
(3)
(5) (5) (2) (2)
Interest rate swaps – Gold
(3)
31 25 21 (20)
Sub total – Hedge derivatives
(935) (1,941) (660) (1,159)
Interest rate swaps – Non-gold
(3)
- - (2) (2)
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
(3)
The fair value of the above instruments is calculated based on market prices, volatilities and interest rates, as at December 31, 2005 and 2004.
(4)
Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

Sensitivity analysis
The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at December 31,
2005 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):
Sensitivity analysis
Change in
Rate(+)
Change in Fair
value
(1)
Change in Rate
(-)
Change in Fair
value
(1)
Currency (R/$)
+1.0
(18.6)
-1.0
14.0
Currency (A$/$)
+0.05
11.6
-0.05
(12.6)
Gold price ($/oz)
+10
(106.5)
-10
105.7
US Interest Rate (%)
+0.1
(12.0)
-0.1
12.0
ZAR Interest Rate (%)
+0.1
(0.3)
-0.1
0.3
Aus Interest Rate (%)
+0.1
(0.4)
-0.1
0.4
Gold Interest Rate (%)
+0.1
17.0
-0.1
(17.3)
(1)
In $ million.
Hedge levels
AngloGold Ashanti employs hedging as an element of its risk management strategy.
A summary of the hedge position as at December 31, 2003, 2004 and 2005 is as follows. The “years of production hedged” is calculated as the hedge net delta position at year-end divided by the annual production for that year.
As at December 31,
Hedge Net Delta
kg’s
(2)
Annual Production for
Year
kg’s
(2)
Years of Production
Hedge
2003                                                            267,131 174,668 1.53
2004                                                           326,208 188,223 1.73
2005                                                           337,076 191,783 1.76
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
Sales
Average Price Received
Spot Price
Year                            Thousand ounces
(2)
US dollar per ounce
US dollar per ounce
2001                                             7,004                                           286                                              271
2002                                             5,941                                           303                                             310
2003                                             5,635                                           363                                             363
2004                                             6,060                                           394                                             410
2005                                             6,133                                           439                                             445
(2)
Includes equity accounted joint ventures.

Item 12: Description of securities other than equity securities
Not applicable.

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.
Item 14: Material modifications to the rights of security holders and use of proceeds
None.
Item 15: Controls and procedures
The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the company’s disclosure controls and procedures were effective.
As disclosed in the company’s annual report on Form 20-F for the financial year ended December 31, 2004, the company’s independent registered public accounting firm, Ernst & Young, reported that they considered certain policies and procedures relating to the US GAAP accounting and reporting of the Ashanti acquisition and the accounting for joint ventures not to have been sufficiently well developed. Ernst & Young considered these matters to represent a material weakness (under standards established by the Public Company Accounting Oversight Board (United States)) in the company’s internal control over financial reporting.
During the course of the period covered by this Form 20-F, management undertook the following measure to remediate these issues:
•
making appropriate changes to the company’s documented accounting policies and procedures for acquisitions and joint ventures; and
•    increasing the number of employees in the company’s accounting department, including the addition of a specialist technical accountant experienced in US GAAP reporting.
As an additional control measure, an executive position, head of risk, has been created to assist the board and management with the constant monitoring and reviewing of the control environment and compliance with rules and regulations as required, so as to mitigate any risk by implementing the necessary control measures.
With the exception of the remediation measures discussed above, there were no changes in the company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect the company’s internal control over financial reporting.
Following the implementation of these measures, management concluded that the material weakness discussed above had been remediated and that the company’s disclosure controls and procedures were sufficiently well developed to support an assessment that these controls and procedures were effective.
While the company concluded that its disclosure controls and procedures controls were effective, in connection with the implementation of Sox 404, the company has identified and is in the process of remediating significant deficiencies in its controls and procedures. In the event that deficiencies that have been or might be identified are not remediated within the required period, once tested, such deficiencies could result in a conclusion that the company has a material weakness in internal control. The company is required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act (Sox 404)
by December 31, 2006.
221
ITEM 16A: Audit committee financial expert
The Sarbanes-Oxley Act requires the board of directors to identify a financial expert from its ranks. The board has determined that Mr Colin Brayshaw, chairman of the committee, is an “audit committee financial expert” as defined in Item 16A. of the
Form 20-F. Mr Brayshaw and each of the other members of the Audit and Corporate Governance Committee
(being Mr F B Arisman, Mrs E le R Bradley and Mr R P Edey) is an “independent director” as defined in the JSE Listings
Requirements and NYSE rules. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.
ITEM 16B: Code of ethics
In order to comply with the company’s obligations in terms of the Sarbanes-Oxley Act and the King Code, and in the interests of good governance, the company has adopted a code of ethics for employees, senior and executive financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature affecting the company’s interests. All reports made in terms of the whistle-blowing policy are fielded by a third party, Tip-Offs Anonymous, who ensures all reports are treated confidentially or anonymously depending on the preference of the caller. The information is relayed to the group internal audit manager, and if required, to management for investigation. All reports and the progress of the investigations are conveyed to the audit and corporate governance committee by the group internal audit manager. Both codes and the whistle-blowing policy are available on the company website,
www.anglogoldashanti.com, and may be found as follows:
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
In addition, the company has adopted a “Disclosures Policy”, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders, including investors (and potential investors), regulators and analysts. The policy is available on the company website and from the company secretary, on request.
ITEM 16C: Principal accountant fees and services
Ernst & Young has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-
year period ended December 31, 2005 for which audited financial statements appear in this annual report on Form 20-F. The
Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to
AngloGold Ashanti in 2005 and 2004.
(in millions)
2005
$
2004
$
2003
$
Audit Fees
(1)
4.29                               2.87                              1.32
Audit-related Fees
(2)
1.03
0.28
0.41
Tax Fees
(3)
0.10                               0.06                              0.14
All Other Fees
(4)
0.10
0.02
0.14
Total
5.52                               3.23                              2.01
Rounding may result in computational differences.
(1) The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2) Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the
Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards due diligence related to acquisition, audits in connection with proposed or completed acquisitions; and employee benefit plan audits.
(3) Tax Fees include fees billed for tax advice related to mergers and acquisitions and transfer pricing.
(4) All Other Fees include fees billed for services relating to the review of an information technology system.
In addition to the fees set out in the table above, Ernst & Young received a fee of $0.91 million in 2004 for work associated with and included in the cost of the business combination of AngloGold with Ashanti.
Audit Committee Pre-approval Policies and Procedures
The Audit and Corporate Governance Committee, inclusive of its chairman, comprises four independent non-executive directors. The board considers it unnecessary for the chief executive officer to attend meetings of the committee, but should rather attend by invitation from the chairman of the committee.
The group internal audit manager has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of the committee, and is invited to attend and report on his department’s activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with his caliber, experience and integrity, enables him to discharge his duties as required by law and in fulfillment of his obligations to the company. The function, duties and powers of the internal audit function, for which the group internal audit manager is responsible, is governed by a formal internal audit charter that has been approved by the committee.
The chairman meets regularly with the external audit partner, the group’s internal audit manager and the executive officer:
finance, to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
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
The external auditors also meet with the committee members in the absence of management.

The committee met on five occasions during 2005. All members of the committee attended each of the committee meetings. In addition, two sub-committee meetings were held.
The NYSE rules require that the board determine whether a member of the committee’s simultaneous service on more than three public companies’ audit committees impairs the ability of such a member to effectively serve on a listed company’s audit committee. Mr Brayshaw, the chairman of the committee, is a member of eight (2004: nine) other public companies’ audit committees and is chairman of four (2004: seven). Mrs Bradley is a member of three (2004: four) other public companies’
audit committees and is the chairman of one (2004: one). Mr Brayshaw is a retired managing partner and chairman of Deloitte
& Touche, while Mrs Bradley, who is semi-retired, has considerable financial and accounting experience. The board is confident that the experience, caliber and integrity of both Mr Brayshaw and Mrs Bradley, together with their regular attendance and active contribution at meetings of the committee and the board, demonstrate their commitment to the company. The simultaneous service on other audit committees by Mr Brayshaw and Mrs Bradley has not impaired their ability to diligently execute their responsibilities to the committee, the board or the company.
During 2005, no services were provided to AngloGold Ashanti by Ernst & Young in respect of Audit-related Fees (in the form of tax fees) paid pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule
2-01 of Regulation S-X.
No work was performed by persons other than the principal accountant’s employees on the principal accountant’s engagement to audit AngloGold Ashanti’s financial statements for 2005.
ITEM 16D: Exemptions from the listing standards for audit
committees
Not applicable.
ITEM 16E: Purchases of equity securities by the issuer and
affiliated purchasers
Neither the issuer nor any affiliate of the issuer, purchased any of the company’s shares during 2005.

PART III
Item 17: Financial statements
Not applicable.
Item 18: Financial statements
Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of AngloGold Ashanti Limited
We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the “Company”) as of
December 31, 2005 and 2004 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Société des Mines de Morila S.A. and Société d'Exploitation des Mines d'Or de Sadiola S.A. included on an equity basis for which AngloGold Ashanti Limited owned 40 percent and 38 percent, respectively. These financial statements reflect amounts included in Investment in affiliates of $97 million and $67 million as of December 31, 2005, respectively, and of
$85 million and $74 million as of December 31, 2004, respectively. These financial statements also reflect amounts included in
Equity income/(loss) in affiliates of $47 million and $8 million for the year ended December 31, 2005, respectively, and of
$25 million and $11 million for the year ended December 31, 2004, respectively of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Société des Mines de Morila S.A. and Société d'Exploitation des Mines d'Or de Sadiola S.A. is
based solely on the reports of the other auditors.
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
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2005 and 2004, and the
consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S generally accepted accounting principles.
As discussed in note 2 to the consolidated financial statements, in 2005 the Company changed its method of accounting for employee benefit plans in accordance with SFAS87 and SFAS106.
As discussed in note 5 to the consolidated financial statements, in 2003 the Company changed its method of accounting for
Asset Retirement Obligations (AROs) in accordance with SFAS143.
Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (S.A.)
Johannesburg, Republic of South Africa
March 17, 2006

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of income
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003
(In millions, except share and per share information)
Notes
2005
$
2004
$
2003
$
Sales and other income
2,485 2,151 1,670
Product sales 2,453 2,096 1,641
Interest, dividends and other 32 55 29
Costs and expenses
2,848 2,176 1,329
Production costs 1,638 1,340 992
Exploration costs 44 44 40
Related party transactions 6 41 45 37
General and administrative 71 58 43
Royalties 39 27 11
Market development costs 13 15 19
Depreciation, depletion and amortization 593 445 247
Impairment of assets 5 141 3 75
Interest expense 5 80 67 28
Accretion expense 5 5 8 2
Employment severance costs 5 26 7 4
Profit on sale of assets 5 (3) (14) (55)
Mining contractor termination costs 5 9 - -
Non-hedge derivative loss/(gains) 26 151 131 (114)
(Loss)/income from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change
(363) (25) 341
Taxation benefit/(expense) 7 121 132 (143)
Minority interest (23) (22) (17)
Equity income in affiliates 39 23 71
(Loss)/income from continuing operations before cumulative effect of accounting change
(226) 108 252
Discontinued operations 8 (44) (11) (2)
(Loss)/income before cumulative effect of accounting change
(270) 97 250
Cumulative effect of accounting change, net of taxation of $11 million in 2005 2/5 (22) - (3)
Net (loss)/income – applicable to common stakeholders
(292) 97 247
Basic (loss)/earnings per common share : (cents)
From continuing operations 9 (85) 43 113
Discontinued operations 9 (17) (4) (1)
Before cumulative effect of accounting change 9 (102) 39 112
Cumulative effect of accounting change 9 (8) - (1)
Net (loss)/income – applicable to common stockholders 9 (110) 39 111
Diluted (loss)/earnings per common share : (cents)
From continuing operations 9 (85) 42 113
Discontinued operations 9 (17) (4) (1)
Before cumulative effect of accounting change 9 (102) 38 112
Cumulative effect of accounting change 9 (8) - (1)
Net (loss)/income – applicable to common stockholders 9 (110) 38 111
Pro forma amounts assuming change in accounting for employee benefit plans is applied retroactively:
Income before cumulative effect of accounting change 2 79 233
Per basic share (cents) 2 32 104
Per diluted share (cents) 2 31 104
Net income 2 79 230
Per basic share (cents) 2 32 103
Per diluted share (cents) 2 31 103
Weighted average number of common shares used in computation
9      264,635,634           251,352,552          222,836,574
Dividend per common share (cents)
56 76 133
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated balance sheets
AT DECEMBER 31, 2005 and 2004
(In millions, except share information)
Notes
2005
$
2004
$
ASSETS
Current Assets
1,401 1,417
Cash and cash equivalents 196 276
Restricted cash 10 8 26
Receivables 884 736
Trade 97 100
Derivatives 26 675 491
Recoverable taxes, rebates, levies and duties 45 61
Other 67 84
Inventories 11 260 255
Materials on the leach pad 11 37 105
Assets held for sale 16 16 19
Property, plant and equipment, net
12 4,922 4,931
Deferred stripping
12 105 69
Acquired properties, net
13 1,412 1,654
Goodwill
14 524 543
Other intangibles, net
14 26 48
Derivatives
26 38 187
Other long-term inventory
11 32 13
Materials on the leach pad
11 116 22
Other long-term assets
15 496 512
Deferred taxation assets
7 41 -
Total assets
9,113 9,396
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,874 1,469
Trade accounts payable 203 193
Payroll and related benefits 78 97
Other current liabilities 17 199 186
Derivatives 26 1,121 606
Short-term debt 18 160 315
Tax payable 107 65
Liabilities held for sale 16 6 7
Other non-current liabilities
19 14 4
Long-term debt
20 1,779 1,371
Derivatives
26 527 734
Deferred taxation liabilities
7 1,152 1,518
Provision for environmental rehabilitation
5 / 21 325 209
Other accrued liabilities
22 19 13
Provision for pension and other post-retirement medical benefits
23 200 173
Minority interest
60 59
Commitments and contingencies
24 - -
Stockholders’ equity
25 3,163 3,846
Common stock
400,000,000 (2004 – 400,000,000) authorized common stock of 25 ZAR cents each
Stock issued 2005 – 264,938,432 (2004 – 264,462,894) 10 10
Additional paid in capital 4,972 4,961
Accumulated deficit (1,143) (702)
Accumulated other comprehensive income (676) (423)
Total liabilities and stockholders’ equity
9,113 9,396
The accompanying notes are an integral part of these Consolidated Financial Statements
.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of cash flows
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003
(In millions, except share information)
Notes
2005
$
2004
$
2003
$
Net cash provided by operating activities
347 513 417
Net (loss)/income – applicable to common stockholders
(292) 97 247
Reconciled to net cash provided by operations:
Cumulative effect of accounting change
22 - 3
Profit on sale of assets (3) (14) (55)
Depreciation, depletion and amortization
593 445 247
Deferred stripping costs
(28) (28) (32)
Impairment of assets
141 3 75
Deferred taxation
(191) (200) 72
Movement in non-hedge derivatives
54 201 (60)
Equity income in affiliates
(39) (23) (71)
Dividends received from affiliates 51 24 86
Other non cash items 31 32 111
Net increase/(decrease) in provision for environmental
rehabilitation and pension and other post-retirement medical benefits
52 (15) (103)
Effect of changes in operating working capital items:
Receivables 8 (24) (55)
Inventories
(58) (39) (78)
Accounts payable and other current liabilities
37 56 29
Net cash provided by continuing operations
378 515 416
Net cash (used in)/provided by discontinued operations
(31) (2) 1
Net cash used in investing activities
(624) (995) (263)
Cash acquired in acquisitions
3 - 56 9
Increase in non-current investments
(27) (30) -
Additions to property, plant and equipment
(710) (571) (339)
Proceeds on sale of mining assets 8 10 6
Proceeds on sale of discontinued assets
4 - -
Proceeds on sale of investments
1 - 56
Cash outflows from derivatives purchased (69) (359) -
Cash inflows from derivatives sold - 49 -
Cash inflows from derivates with financing 153 - -
Cash consideration for acquisitions or disposals 3 - (227) 1
Loans receivable advanced (7) (2) (4)
Loans receivable repaid 6 85 4
Change in restricted cash 17 (6) 4
Net cash generated/(used) in financing activities
200 276 (79)
Short-term debt repaid (284) (609) (105)
Short-term debt raised 137 88 79
Issuance of stock 9 3 10
Long-term debt repaid (19) (200) (32)
Long-term debt raised 471 989 283
Cash outflows from derivatives relating to acquisitions - (24) -
Cash inflows from derivatives with financing 55 227 -
Dividends paid (169) (198) (314)
Net (decrease)/increase in cash and cash equivalents
(77) (206) 75
Effect of exchange rate changes on cash
(3) 13 52
Cash and cash equivalents – January 1,
276 469 342
Cash and cash equivalents – December 31,
196 276 469
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of stockholders’ equity
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003
(In millions, except share information)
Common stock
Common
stock
$
Additional paid
in
capital
$
Other
comprehensive
income*
$
Accumulated
deficit
$
Total
$
Balance – January 1, 2003
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
-
3
3
Reversal of variable compensation awards compensation expense
(4)
(4)
Dividends
(179)
(179)
Balance – December 31, 2004
264,462,894 10 4,961 (423) (702) 3,846

Net loss (292) (292)
Translation loss (132) (132)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax 11 11
Net loss on cash flow hedges, net of tax (134) (134)
Net gain on available for sale financial assets arising during the period, net of tax 2 2
Comprehensive income (545)
Stock issues as part of Share Incentive Scheme 475,538 - 9 9
Unearned stock awards compensation expense 2 2
Dividends (149) (149)
Balance – December 31, 2005
264,938,432
10
4,972
(676)
(1,143)
3,163
* The cumulative translation loss included in other comprehensive income amounted to $473 million (2004: $341 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $71 million
(2004: $14 million), included in other comprehensive income in respect of cash flow hedges amounted to $271 million (2004: $148 million). The cumulative gain included in other comprehensive income in respect of available for sale financial assets amounted to $4 million (2004: $2 million). This gain has no tax effect. The cumulative gain included in other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to
$64 million (2004: $64 million). This gain is offset by $64 million (2004: $64 million) arising from translation of a net investment in foreign entities.
As at December 31, 2005, $34 million of retained earnings arising from the Company’s equity accounted joint ventures and certain subsidiaries may not be remitted without third-party shareholder consent.
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003
(In millions, except share information)
1.
NATURE OF OPERATIONS
As a result of the completed AngloGold Ashanti Business Combination between AngloGold Limited and Ashanti Goldfields
Company Limited in April 2004, AngloGold Limited (AngloGold) changed its name to AngloGold Ashanti Limited (the
“Company”). AngloGold formerly Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), was incorporated in
South Africa on May 29, 1944. Ashanti Goldfields Company Limited (Ashanti) was incorporated in Ghana on August 19,
1974. The Company conducts gold-mining operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia,
South Africa, Tanzania and the United States of America (USA). The Company also produces uranium oxide and sulphuric acid.
2.
CHANGE IN ACCOUNTING FOR EMPLOYEE BENEFIT PLANS
During the second quarter of 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan.
This change was made as the Company believes that elimination of the permitted pension and post-retirement benefit corridor, as allowed by SFAS87 and SFAS106 will result in more accurate financial information.
The cumulative effect of this change in accounting treatment with respect to actuarial gains and losses decreased net income and stockholders’ equity by $22 million (net of taxation of $11 million).
The results for 2004 and 2003 on an historical basis, do not reflect the change in accounting treatment with respect to actuarial gains and losses. Had the Company changed its accounting policy, retroactive to January 1, the historical income/(loss) before cumulative effect of accounting change, net income/(loss) and related per share amounts would have been changed to the adjusted amounts indicated below:
Year ended December 31, 2004
(in US Dollars, millions, except for share data)
Income/(loss)
before
cumulative effect
of accounting
change
Per
basic
share
(1)
(cents)
Per
diluted
share
(1)
(cents)
Net
income/
(loss)
Per
basic
share
(1)
(cents)
Per
diluted
share
(1)
(cents)
As reported – historical basis 97 39 38 97 39 38
Impact on earnings net of taxation (18) (7) (7) (18) (7) (7)
Adjusted 79 32 31 79 32 31
(1)
Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.
Year ended December 31, 2003
(in US Dollars, millions, except for share data)
Income/(loss)
before
cumulative effect
of accounting
change
Per
basic
share
(1)
(cents)
Per
diluted
share
(1)
(cents)
Net
income/
(loss)
Per
basic
share
(1)
(cents)
Per
diluted
share
(1)
(cents)
As reported – historical basis 250 112 112 247 111 111
Impact on earnings net of taxation (17) (8) (8) (17) (8) (8)
Adjusted
233            104             104             230            103            103
(1)
Basic and diluted earnings/(loss) per common share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS
2005 acquisitions
On May 31, 2005 the Company acquired an additional 12.4 percent interest in Trans-Siberian Gold plc as discussed under
Note 3 – Acquisition and disposals of businesses and assets: AngloGold Ashanti acquires stake in Trans-Siberian Gold plc.
2005 disposals
The Company’s disposals during the year included:
•
Conditional sale of Weltevreden mine in exchange for Aflease shares
On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from
AngloGold Ashanti, its Weltevreden mine in an all script deal valued on May 6, 2005 at R75 million ($11 million). On December 19, 2005, Aflease was acquired by sxr Uranium One Incorporated (formerly Southern Cross Incorporated) (sxr Uranium One). The Company has separately classified assets and liabilities for Weltevreden presented in the consolidated balance sheet, as held for sale. Refer to Note 16 – Assets and liabilities held for sale.
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
•
any disposal of its Ghanaian assets and operations by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the
Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group’s assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the
Ashanti Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the
Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).
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
Ashanti Goldfields Company Limited was delisted from the London, New York and Ghana stock exchanges in late
April 2004. During 2005, AngloGold Ashanti finalized the purchase price allocation based on independent appraisals and valuations. The transaction was accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of
$182 million being recorded, relating mainly to the extended life of AngloGold Ashanti by the Obuasi project in Ghana and enlarged negotiation base and presence in Africa by Ashanti operations. In accordance with the provisions of SFAS142, goodwill was assigned to specific reporting units. The Company’s reporting units are generally consistent with the operating mines underlying the segments identified in Note 29 – Segment and Geographical Information. An individual operating mine is not a typical "going-concern" business because of the finite life of its reserves. The allocation of goodwill to an individual operating mine likely will result in an eventual goodwill impairment due to the wasting nature of the primary asset of the reporting unit. The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount likely will not be recoverable over the long term and in accordance with the provisions of SFAS142 performs its annual impairment review of assigned goodwill during the fourth quarter of each year. Goodwill related to the acquisition is non-deductible for tax purposes.
During the year ended December 31, 2005, the Company recorded an impairment of $4 million relating to goodwill formerly assigned to operations situated in Ghana (at Bibiani) as part of the Business Combination, resulting from a reduction in the life of mine following a re-assessment at Bibiani.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
The carrying amount of goodwill recorded in the AngloGold Ashanti Business Combination by reporting segment, as of
December 31, 2005 and 2004 is summarized as follows:
Ghana
$
Guinea
$
Tanzania
$
Total
$
Balance at January 1, 2003 - - - -
Purchase price allocation for Ashanti Business Combination 122 10 50 182
Impairment losses - - - -
Balance at December 31, 2004 122 10 50 182
Impairment losses (4) - - (4)
Balance at December 31, 2005 118 10 50 178
The fair value assigned to major assets and liabilities acquired in Ashanti are disclosed in Note 3 – Fair value of acquisitions and (disposals) of businesses. The finalization of the purchase price allocation during 2005 in respect of fixed assets resulted in a reallocation within the respective mines, between Mine development and Mine infrastructure of
$214 million included in Property, plant and equipment. The allocation of goodwill assigned to reporting units was not affected.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
•
AngloGold Ashanti acquires stake in Trans-Siberian Gold plc
On July 1, 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc (TSG)
for the acquisition of a 29.9 percent stake in the Company through an equity investment of approximately £18 million
($32 million) in two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. TSG is listed on the London Stock Exchange’s Alternative Investment Market (AIM). This first move into
Russia allows AngloGold Ashanti the opportunity of establishing a meaningful interest in a Company with Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as being able to establish a business within this prospective new frontier. On
December 23, 2004, it was announced that the second subscription had been delayed to April 15, 2005 while on April 18,
2005, the second subscription date was extended by a further two weeks to April 29, 2005. On April 28, 2005, the
Company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on
June 30, 2004. The revised terms of the subscription was approved by TSG shareholders on May 27, 2005 and
AngloGold Ashanti’s 17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription for 6,131,585 ordinary shares in TSG for an aggregate consideration of £8 million ($15 million) was completed. The Company’s aggregate shareholding in TSG at December 31, 2005 was 12,263,170 ordinary shares (29.9 percent interest held).
•
Agreement with Red 5 Limited
On October 11, 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5
Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of
A$5 million ($4 million). The placement is being used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines. On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent. For a period of 2 years commencing in October 2004, AngloGold Ashanti has the right to enter into Joint Venture arrangements on Red 5's tenements (excluding their Siana project) with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these Joint Venture areas. The Company has not yet entered into such Joint
Venture arrangements.
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
Refer to Note 5 – (Profit)/loss on sale of assets. In addition, a further 2 million fully paid ordinary shares were received from Tanami Gold in respect of a rights issue in June 2004. During the period October 10, through October 18, 2005,
AngloGold Ashanti Australia reduced it shareholding in Tanami Gold to 5 percent, through the sale of 8 million fully paid ordinary shares for a cash consideration of A$1.3 million ($1.0 million) and in February 2006, disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million ($3.0 million).
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
•
Sale of Freda-Rebecca Mine
In a joint announcement made on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a total consideration of
$2.255 million, to be settled in two tranches, $0.75 million immediately and the balance ($1.505 million) to be settled within six months of the satisfaction of all conditions to the sale agreement. The sale was effective on September 1, 2004 and all conditions to the sale agreement were satisfied on April 22, 2005. Subsequently in August 2005, AngloGold Ashanti and
Mwana Africa Holdings (Proprietary) Limited agreed that the second payment of $1.505 million would be settled by an immediate payment of $1.0 million and the subsequent issue to AngloGold Ashanti of 600,000 Mwana Africa plc shares, once that company listed on the London Stock Exchange. Mwana Africa plc is a junior exploration and mining company with assets located in Zimbabwe as well as in the Democratic Republic of Congo. AngloGold Ashanti retains its 600,000 shares in Mwana Africa plc. The sole operating asset of Ashanti Goldfields Zimbabwe Limited as sold to Mwana Africa
Holdings (Proprietary) Limited was the Freda-Rebecca Gold Mine. No (profit)/loss was realized on disposal.
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
2003 acquisitions
The company made the following acquisition during the year:
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
2003 disposals
The company’s disposals during the year included:
•
Sale of Amapari project located in the State of Amapá, North Brazil
On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to
Mineração Pedra Branca do Amapari, for the total consideration of $18 million. The effective date of the transaction was
May 19, 2003. The Amapari project is located in the State of Amapá, in northern Brazil. Since acquiring the property as part of the Minorco transaction, AngloGold had sought to prove up additional reserve ounces so as to achieve a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell. AngloGold realized a loss of $3 million on the disposal of the Amapari project. Refer to Note 5 – (Profit)/loss on sale of assets.
•
Sale of stake in the Gawler Craton Joint Venture to Helix Resources Limited
On June 6, 2003, AngloGold announced that it had finalized the sale of its 49 percent stake in the Gawler Craton Joint
Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Consideration for the sale comprised cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million
Helix options exercisable at A$0.25 per option before November 30, 2005 with an additional payment of $335,000
(A$500,000) deferred to the delineation of a mineable resource of 350,000 ounces. Helix’s proposed acquisition of
AngloGold’s rights to the Tarcoola Project, 60 kilometers to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on April 8, 2003. On April 23, 2005, the Company received a further 416,667 fully-paid Helix shares and 37,281 Helix options following a rights issue. The Company did not exercise its rights in terms of the Helix options which expired on November 30, 2005.

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
Fair value of acquisitions and (disposals) of businesses
2005
Total
2004
Ashanti
Goldfields
Company
Limited
(1)(3)
2004
Other
(3)
2004
Total
$
$
$
$
Cash
-
56
-
56
Property, plant and equipment
-
2,066
(5)
2,061
Acquired properties
-
873
-
873
Goodwill
(1)
-
182
-
182
Other intangibles
(2)
-
49
-
49
Provision for environmental rehabilitation
-
(51)
1
(50)
Long-term liabilities
-
(743)
1
(742)
Current assets
-
126
(4)
122
Current liabilities
-
(155)
3
(152)
Long-term debts
-
(197)
2
(195)
Derivatives -
(432)
-
(432)
Minority interest
-
(3)
-
(3)
Net value of assets acquired/(disposed)
-
1,771
(2)
1,769
Profit on sale of assets
-
-
-
-
Purchase/(sale) consideration
-
1,771
(2)
1,769
Deferred purchase consideration
-
-
2
2
-
1,771
-
1,771
Purchase price (paid)/received
-
(1,771)
-
(1,771)
- Cash consideration
-
(227)
-
(227)
- Issuance of common stock
-
(1,544)
-
(1,544)
Gross value
-
(1,547)
-
(1,547)
Share issue expenses
-
3
-
3
(1)
The AngloGold Ashanti Business Combination was completed effective April 26, 2004. Refer to Note 3 — Acquisitions and disposals of businesses and assets: Business Combination between AngloGold and Ashanti. The Company has recorded goodwill, relating to the portion of the purchase price which cannot be attributed to the fair value of assets and liabilities acquired, of $182 million on acquisition. During the year ended December 31, 2005, the Company recorded an impairment of $4 million relating to goodwill formally assigned to operations situated in Ghana (at Bibiani) as part of the Business Combination. Refer to Note 5 – Impairment of
assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
(2)
Represents royalty rate and tax rate concession agreements with the government of Ghana. Fair value is based on estimated future cash flows. During the year ended December 31, 2005, the Company recorded an impairment of $20 million relating to the tax rate concession agreement with the government of Ghana. Refer to Note 5 – Impairment of assets.
(3)
Operations and assets acquired from Ashanti in the AngloGold Ashanti Business Combination are situated in Ghana, Guinea,
Tanzania and Zimbabwe and are reported under these respective business segments. During 2004, the Company disposed of its interest in the Freda-Rebecca Mine in Zimbabwe for a total consideration of $2 million, settled partly in cash and partly in shares. For more information on the Company’s business segments see Note 29 – Segment and geographical information.
4.
SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company presents its consolidated financial statements in United States dollars. The functional currency of a significant portion of the group’s operations is the South
African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars. The translation of amounts into US dollars was in accordance with the provisions of SFAS52, “Foreign Currency Translation”.
Use of estimates: The preparation of the financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. The
Company regularly reviews estimates and assumptions that affect the annual financial statements, however, actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions include mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations;
environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads;
asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities; valuation allowances for deferred taxation assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.
Comparatives: Comparatives have been reclassified, where necessary to comply with the current year’s presentation.
The following are accounting policies used by the Company which have been consistently applied except for the adoption of SFAS143, “Accounting for Asset Retirement Obligations (AROs)” on January 1, 2003 and the Company’s change in accounting policy, retroactive to January 1, 2005, with respect to accounting for employee pension and post-retirement benefit plans.
4.1 Consolidation
The consolidated financial information includes the financial statements of the Company and its subsidiaries. Where the Company has a direct, or indirect through its subsidiary, controlling interest in an entity, the entity is classified as a subsidiary. Interests in incorporated mining joint ventures in which the Company has joint control are accounted for by the equity method and are included in other long-term assets.
The financial statements of subsidiaries and the Environmental Trust Fund are prepared for the same reporting period as the holding Company, using the same accounting policies, except for Rand Refinery Limited which reports on a three-month time lag. Adjustments are made to the subsidiary financial results for material transactions and events in the intervening period.
Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-
consolidated from the date on which control ceases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.1    Consolidation(continued)
Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated.
Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Where the excess purchase price of a business acquisition cannot be attributed to assets acquired, including acquired properties, it is included in goodwill and reviewed for impairment in accordance with the provisions of
SFAS142.
4.2    Investments in equity investees (associates and incorporated joint ventures)
Investments in associates
An associate is an entity other than a subsidiary in which the group has a material long-term interest and in respect of which the group has the ability to exercise significant influence over operational and financial policies, normally owning between 20 percent and 50 percent of the voting equity.
Investments in incorporated joint ventures
A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more external joint venture partners under a contractual arrangement.
Investments in associates and joint ventures are accounted for using the equity method. Subsequent to the acquisition date, the group’s share of profits or losses of associates and joint ventures is recognized in the income statement as equity accounted earnings and its share of movements in equity reserves is recognized directly in the statement of changes in shareholders’ equity. All cumulative post-acquisition movements in the equity of associates and joint ventures are adjusted against the cost of the investment.
Goodwill relating to associates and joint ventures is included in the carrying value of the group’s investment in those entities. The total carrying value of equity accounted investments in associates and joint ventures, including goodwill, is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary or at least annually. When impaired, the carrying value of the group’s investment in those entities is written down to its fair value. The group’s share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the group, is included in the consolidated financial statements based on the results reported by those investees for their financial years. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the group.
4.3    Foreign currency translation
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).
Transactions and balances
Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions.
Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate. These transactions are included in the determination of other income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.3    Foreign currency translation (continued)
Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy)
that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•     equity items other than profit attributable to equity shareholders are translated at the closing rate on each balance sheet date;
•     assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•    income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•    all resulting exchange differences are recognized as a separate component of equity and included within other comprehensive income.
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity on consolidation.
When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
4.4    Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments and are reported on a reporting segment basis using a management approach. This approach is based on the way management organises segments within the group for making operating decisions and assessing performance. The Chief operating decision maker has determined that the group operates primarily in one segment, Gold. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.
4.5    Cash and cash equivalents and restricted cash
Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.
Restricted cash is reported separately in the consolidated balance sheets for all periods presented.
4.6    Non-marketable equity investments and debt securities
Non-marketable equity investments, in which the Company does not have significant influence or a controlling interest, are carried at acquisition cost. Realized gains and losses are included in net income or loss. Unrealized losses are included in net income or loss when a significant decline in the value of the investment, which is other than temporary, has occurred. Investments in companies in which the Company’s ownership is 20 percent to 50 percent and the Company is deemed to have significant but not controlling influence, are accounted for by the equity method and are included in other long-term assets. Equity method investments including interests in mining joint ventures are reviewed for impairment in accordance with APB18, “The Equity Method of Accounting for Investments in Common
Stock”. Income from such investments net of impairments is included in equity income of affiliated companies.
Investments in non-marketable debt securities that are classified as held to maturity are subsequently measured at amortized cost. If there is evidence that held to maturity financial assets are impaired the carrying amount of the assets is reduced and the loss recognized in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.7   Marketable equity investments
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
4.8    Inventories
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
Ore stockpiles are valued at the average moving cost of mining the ore. Supplies are valued at the lower of weighted average cost or market value. Heap leach pad materials are measured on an average total production cost basis.
The cost of inventory is determined using the full absorption costing method for the stage of completed production.
Gold in process and ore stockpile inventory include all costs attributable to the stage of completion. Costs capitalized to inventory include amortization of property, plant and equipment and capitalized mining costs, direct and indirect materials, direct labor, shaft overhead expenses, repairs and maintenance, utilities, metallurgy costs, attributable production taxes and royalties, and directly attributable mine costs. Gold on hand includes all gold in process and refining costs. Ore is recorded in inventory when blasted underground, or when placed on surface stockpiles in the case of open-pit operations.
The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory.
As at December
31, 2005, $37 million was classified as short term compared with $105 million as at
December 31, 2004 as the Company expects the related gold to be recovered within twelve months. The short term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. Based on data gathered and analyzed during 2005 from
2004 heap leach pad drilling results, and other studies and analysis completed, short-term heap leach pad inventory occur in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This revised estimate calculation was used in determining the short term portion of materials on the leach pad as at December 31, 2005. As at
December 31, 2005, $116 million was classified as long term compared with $22 million as at December 31, 2004.
4.9    Development costs and stripping costs
Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines.
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne.
The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates. The cost of the “excess stripping” is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne, previously capitalized costs are expensed to increase the cost up to the average. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.
The deferred stripping costs are included in the calculations of the impairment tests performed in accordance with the provisions of SFAS144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.9    Development costs and stripping costs (continued)
The practice of deferring stripping costs, has the effect of amortizing the cost of waste ore removal over the expected life of mine as an inventoriable type cost rather than reflecting actual waste ore removal cost incurred in each period presented.
If waste ore is expensed rather than capitalized and amortized, this might result in the reporting of greater volatility in period to period results of operations.
Deferred stripping costs deferred and amortized are included in production costs in the consolidated statements of income for all periods presented and deferred stripping costs are reported separately in the consolidated balance sheets for all periods presented.
On March 17, 2005 and on June 15 and 16, 2005, The Emerging Issues Task Force (“EITF”) reached a consensus in
Issue 04-6, “Accounting for Stripping Costs in the Mining Industry”, that post production stripping costs should be considered under a full absorption costing system and recognized as a component of inventory and in cost of sales in the same period as the revenue from the sale of the inventory. The guidance in Issue 04-6 is effective for financial statements issued for fiscal years beginning after December 15, 2005. The Company plans to adopt Issue 04-6 on
January 1, 2006.
Upon adoption, the cumulative effect of accounting change will be a reduction to the balance of retained earnings at
January 1, 2006 of $96 million (net of Taxation), an increase in the value of inventory of $6 million, a reduction in the value of deferred stripping of $105 million, a decrease in Deferred taxation of $5 million, a reduction in Other long term assets of $3 million and a decrease in Minority interest of $1 million. Adoption of the new guidance will have no impact on the Company’s cash position.
4.10   Depreciation, depletion and amortization
Mine development costs, mine plant facilities and other fixed assets
Mine development costs, mine plant facilities and other fixed assets are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalized during the construction period where such expenditure is financed by borrowings.
If there is an indication that the recoverable amount of any of the Mine development costs, mine plant facilities and other fixed assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Capitalized mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of a mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable mineral resources at cost at acquisition date.
Depreciation, depletion and amortization of mine development costs are computed principally by the units-of-
production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.10  Depreciation, depletion and amortization (continued)
Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proven and probable mineral reserves. Main shafts are depleted using total proven and probable reserves as the shaft will be used over the life of the mine. Other infrastructure costs including ramps, stopes, laterals, etc and ore reserve development are depleted using proven and probable reserves applicable to that specific area. When an area is vacated and there is no longer an intention to mine in that area due to a change in mine plans, all costs that have not been depleted are written off.
Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives as follows:
·
vehicles up to five years; and
·
computer equipment up to three years.
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
“Brownfield” stage mineral interests represent interests in properties that are believed to potentially contain other mineralized material, such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves, that is in proximity to proven and probable mineral reserves and within an immediate mine structure. “Greenfield” stage mineral interests represent interests in properties that are other mine-related or greenfields exploration potential that are not part of measured or indicated resources and are comprised mainly of material outside of a mine’s infrastructure. The Company’s mineral rights are enforceable regardless of whether proven and probable mineral reserves have been established. The Company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.
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
Both Brownfield properties and Greenfield mineral interests are evaluated for impairment as held for use assets in accordance with the Company’s asset impairment accounting policy. See Note 4.13.
4.11  Mining costs
Mining costs including repair and maintenance costs incurred in connection with major maintenance activities are charged to operations as incurred.
4.12  Intangible assets
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves, exploration properties and net assets is recognized as goodwill.
Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses.
Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to reporting units for the purpose of impairment testing.
Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to joint ventures and associates is included within the carrying value of the investment in joint ventures and associates and tested for impairment when indicators exist.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.12 Intangible assets(continued)
Royalty rate and tax rate concessions
Royalty rate and tax rate concessions with the Government of Ghana were capitalized at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate and tax rate concessions were assessed to have a finite life and are amortized under a straight-line method over a period of
15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. These intangible assets are also tested for impairment where there is an indicator of impairment.
4.13 Asset impairment
The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, including goodwill, if any, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the Company’s financial position and results of operations.
Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group’s mining assets. The Company records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The Company estimates fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows, adjusted for asset specific and country risks. A low gold price market, if sustained for an extended period of time, may result in asset impairments. In addition, an asset impairment is considered to exist where the net selling price of an asset held for sale is below its carrying amount. Once identified an impairment loss is never reversed.
An individual operating mine is not a typical "going-concern" business because of the finite life of its reserves. The allocation of goodwill to an individual operating mine may result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of SFAS142, the Company performs its annual impairment review of assigned goodwill during the fourth quarter of each year.
4.14 Borrowing costs
Interest on borrowings relating to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project. Such borrowing costs are capitalized over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
4.15 Leased assets
Assets subject to finance leases are capitalized at the lower of fair value or present value of minimum lease payments with the related lease obligation recognized at the same amount. Capitalized leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.
Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.
4.16 Provisions
Provisions are recognized when the Company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.17 Taxation
Deferred taxation is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
The carrying amount of deferred taxation assets is reviewed at each balance sheet date and reduced by a valuation allowance to the extent that it is more likely than not that sufficient future taxable profit will be available to allow all or part of the deferred taxation asset to be utilized.
A deferred taxation liability is recognized for all taxable temporary differences if it is more likely than not that the temporary difference will reverse in the foreseeable future.
Deferred taxation assets and liabilities are measured at tax rates, which have been enacted at the balance sheet date. See Note 4.22.
Current and deferred taxation is recognized as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period directly in equity; or a business combination that is an acquisition.
Current taxation is measured on taxable income at the applicable enacted statutory rate.
4.18 Asset retirement obligations and rehabilitation costs
AngloGold adopted SFAS143, “Accounting for Asset Retirement Obligations (AROs)” with effect from
January 1, 2003 as follows:
Under SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation is operational of nature and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different than the liability recorded.
The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholders’ equity by $3 million. No increase in deferred taxation was recorded upon the adoption of SFAS143. Refer to Note 5 – Asset retirement obligations and to Note 21.
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
4.19 Product sales
Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.20 Financial instruments
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
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold Ashanti’s production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales when the hedged transaction occurs. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur.
All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in
SFAS133, are recorded at their fair market value, with changes in value at each reporting period being recorded in earnings as gains or losses on derivatives.
Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Contracts that contain ‘off-
market’ terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified within the financing activities section of the consolidated cash flow statement. Contracts that contain ‘off-market’ terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated cash flow statement.
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
4.21 Employee
benefits
Pension obligations
Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.21 Employee benefits (continued)
The current service cost in respect of defined benefit plans is recognized as an expense in the current year. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees are recognized as an expense or income as and when they arise. This method is applied consistently in each period end to all gains and losses. See Note 2.
A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity.
The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
The asset/liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
Other post-employment benefit obligations
Some group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. These obligations are valued annually by independent qualified actuaries. Actuarial gains and losses arising in the plan are recognized as income or expense as and when they arise. See Note 2.
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
4.22 Deferred taxation
The Company follows the liability method of accounting for deferred taxation whereby the Company recognizes the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred taxation assets and liabilities include the impact of any tax rate changes enacted during the year. Principal temporary differences arise from depreciation on property, plant and equipment, derivatives, provisions and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred taxation assets if it is more likely than not that such assets will not be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.23 Dividends paid
Dividends paid are recognized when declared by the board of directors. Dividends are payable in Australian dollars,
South African rands, United Kingdom pounds or Ghanaian cedis. Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. Under South African law, the Company may declare and pay dividends from any reserves included in total shareholders’ equity calculated in accordance with International Financial
Reporting Standards (IFRS), subject to its solvency and liquidity.
4.24 Earnings per common share
Earnings and diluted earnings per common share have been calculated in accordance with SFAS128, “Earnings per
Share”.
4.25 Exploration expenditures
Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such property are capitalized. Capitalization of pre-production costs ceases when the mining property is capable of commercial production.
4.26 Stock-based compensation plans
The group’s management awards certain employees stock options on a discretionary basis.
The fair value of the stock-based payments is calculated at grant date using an appropriate model. For the equity settled stock based payments, the fair value is determined using a binomial method and expensed on a straight-line basis over the vesting period based on the group’s estimate of shares that will eventually vest.
Option schemes which include non-market vesting conditions have been calculated using the Black Scholes model.
For all other stock-based payments to employees the fair value is determined by reference to the market value of the underlying stock at grant date adjusted for the effects of the relevant terms and conditions. All other stock-based payments fair values are determined by reference to the goods or services received.
For schemes with non-market related vesting conditions, the likelihood of vesting has been taken into account when determining the income statement charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.
Stock options are subject to a three year vesting condition and their fair value is recognized as an employee benefit expense with a corresponding increase in other comprehensive income over the vesting period. The proceeds received, net of any directly attributable transaction costs are credited to common stock (nominal value) and additional paid in capital when the options are exercised.
The Company has adopted the disclosure-only provisions of SFAS123, “Accounting for Stock-Based Compensation”
and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.26 Stock-based compensation plans (continued)
At December 31, 2005, the Company has four stock-based employee compensation plans consisting of time-based awards and performance related awards, which are described more fully in Note 30 the “AngloGold Limited share incentive scheme and plans”. During the years ended December 31, 2005, 2004 and 2003 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants. During the year ended December 31,
2005 the Company recognized a compensation expense of $2 million related to Bonus Share Plan (BSP) and Long-
Term Incentive Plan (LTIP) treated as equity settled compensation plans under APB No. 25. As of December 31, 2005 no compensation expense was recognized, related to the performance awards under APB No.
25. The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.
Year Ended December 31,
(in millions, except per share data)
2005
$
2004
$
2003
$
Net (loss)/income, as reported
(292)
97
247
Add:  Unearned stock awards compensation expense, calculated under
APB No. 25
2                      -                          -
(Deduct)/add: Variable compensation awards (credit)/expense, calculated under APB No. 25
-
(4)
4
Deduct: Total stock-based employee compensation expense
determined under fair value based method for all awards, net of related tax effects
(2)                     (3)                     (12)
Pro forma net (loss)/income
(292)
90
239
(Loss)/earnings per share (cents)
Basic – as reported
(110)
39
111
Basic – pro forma
(110)
36
107
Diluted – as reported
(1)
(110)
38
111
Diluted – pro forma
(1)
(110)
36
107
(1)
The calculation of diluted (loss)/earnings per common share for 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted
(loss)/earnings per common share for 2005 did not assume the effect of 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.
4.27 Recent pronouncements
In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting
Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS123R”).
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.27 Recent pronouncements (continued)
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
SFAS123(R) was originally effective at the beginning of the first interim or annual period beginning after June 15,
2005. On April 14, 2005 the United States Securities and Exchange Commission (SEC) announced that it would provide for a phased-in implementation process of SFAS123(R). The SEC would require that registrants adopt
SFAS123(R) no later than the beginning of the first fiscal year beginning after June 15, 2005. The SEC also provided guidance to registrants during the year in the release of Staff Accounting Bulletin 107.
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
On August 31, 2005, the FASB issued FASB Staff Position (FSP) FAS 123 (R)-1, “Classification and Measurement of
Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No.
123(R)”.
The FSP defers the requirement of SFAS123(R) that a freestanding financial instrument originally subject to
SFAS123(R) becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles (GAAP) when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. The guidance in this FSP supersedes FSP EITF 00-19-1,
“Application of EITF Issue No. 00-19 to Freestanding Financial Instruments Originally Issued as Employee
Compensation,” and amends paragraph 11(b) of FASB Statement No. 133, “Accounting for Derivative Instruments
and Hedging Activities” (“SFAS133”), and SFAS133 Implementation Issue No. C3, “Scope Exceptions: Exception
Related to Share-Based Payment Arrangements.”
On October 18, 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant
Date as Defined in FASB Statement No. 123(R)”.
The FSP provides guidance on the application of grant date as defined in SFAS123(R). As a practical accommodation, in determining the grant date of an award subject to SFAS123(R), assuming all other criteria in the grant date definition have been met, a mutual understanding of the key terms and conditions of an award to an individual employee shall be presumed to exist at the date the award is approved in accordance with the relevant corporate governance requirements (that is, by the Board or management with the relevant authority) if both of the following conditions are met:
a.
The award is a unilateral grant and, therefore, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer.
b.
The key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.27 Recent pronouncements (continued)
The Company plans to adopt SFAS123(R) using the modified-prospective method on January 1, 2006. The adoption of SFAS123(R) is not anticipated to have an impact on the financial results of the Company as the options are not likely to vest as the conditions are unlikely to be met.
In March 2005, the FASB issued FASB interpretation No. 47, “Accounting for Conditional Asset Retirement
Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”).
FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or)
through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional
asset retirement obligation should be factored into the measurement of the liability when sufficient information exists.
The Company does not expect the adoption of FIN47 to have a material impact on its earnings and financial position.
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
The guidance in this consensus is effective for financial statements issued for fiscal years beginning after December
15, 2005, with early adoption permitted. However, consistent with the guidance in SFAS154 (see below), the EITF reached decision that the cumulative effect of adoption of the consensus in Issue 04-6 should be recognized as an adjustment to the beginning balance of retained earnings during the period, and not in the income statement as originally described in the consensus. If a Company adopted the consensus prior to FASB ratification of this change, they would not have to change the accounting for the adoption. The Company plans to adopt Issue 04-6 on January
1, 2006. Upon adoption, the cumulative effect of accounting change will be a reduction to the balance of retained earnings at January 1, 2006 of $96 million (net of Taxation), an increase in the value of inventory of $6 million, a reduction in the value of deferred stripping of $105 million, a decrease in Deferred taxation of $5 million, a reduction in
Other long term assets of $3 million and a decrease in Minority interest of $1 million. Adoption of the new guidance will have no impact on the Company’s cash position.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.27 Recent pronouncements (continued)
In July 2005, the FASB issued FSP APB18-1, “Accounting by an Investor for Its Proportionate Share of Accumulated
Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB
Opinion No. 18 upon a Loss of Significant Influence”.
The FSP provides guidance on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income (OCI) upon a loss of significant influence. The Board believes that an investor’s proportionate share of an investee’s equity adjustments for OCI should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b)
record the remaining balance in income. The guidance in this FSP is effective as of the first reporting period beginning after July 12, 2005. The Company does not expect the adoption of FSP APB18-1 to have a material impact on its earnings and financial position.
On October 6, 2005, the FASB issued FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction
Period”.
The FSP addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Rental costs incurred during and after a construction period are for the right to control the use of a leased asset during and after construction of a lessee asset. There is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense. The rental costs shall be included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005. Early adoption is permitted for financial statements or interim financial statements that have not yet been issued. A lessee shall cease capitalizing rental costs as of the effective date of this FSP for operating lease arrangements entered into prior to the effective date of this FSP. Retrospective application in accordance with SFAS154 is permitted but not required. The
Company does not expect the adoption of FAS 13-1 to have a material impact on its earnings and financial position.
In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain
Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. (“SFAS155”).
SFAS155 resolves issues addressed in SFAS133 Implementation Issue No. D1, “Application of Statement 133 to
Beneficial Interests in Securitized Financial Assets.” SFAS155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company does not expect the adoption of SFAS155 to have a material impact on its earnings and financial position.
5.
COSTS AND EXPENSES
Ore Reserve Development Expenditure
The Company has reassessed the useful life of on-reef Ore Reserve development expenditure with effect from January 1,
2004. The effect of this change in estimate on the results for 2004 was as follows:
Year ended December 31, 2004
(in millions, except per share data)
Impact
$
Per basic common
share (cents)
Per diluted common
share
(1)
(cents)
Income before income tax provision
54
21
21
Taxation (19)
(8)
(8)
Net income
35
13
13
(1)
The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of
Convertible Bonds as their effects are anti-dilutive for this period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
Employment Severance Costs
Total employee severance costs amounted to $26 million for 2005 (2004: $7 million, 2003: $4 million) and were due to retrenchments in the South Africa region reflecting mainly downsizing of operations at Savuka in 2003 and rationalization of operations in 2004 (at Great Noligwa and TauTona) and in 2005 (at Great Noligwa, Kopanang, Savuka, TauTona and
Mponeng).
Interest Expense
2005
$
2004
$
2003
$
Finance costs on bank loans and overdrafts
21
11
16
Finance costs on corporate bond
(1)
34
33
11
Finance costs on convertible bond
(2)
27
23
-
Capital lease charges
2
2
1
Other
12
9
-
96
78
28
Less : Amounts capitalized
(3)
(16)
(11)
-
80
67
28
(1)
On August 21, 2003 AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million). Refer to Note
20.
(2)
On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of the Company, issued $1,000,000,000 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs and guaranteed by AngloGold Ashanti. Refer to Note 20.
(3)
Interest capitalized on qualifying assets. Refer to Note 12.
Impairment of Assets
The impairment loss in respect of the reporting units arose from the declining values of the remaining ore reserves and is based on the estimated remaining cashflows computed at a discount. The impairment is made up as follows:
2005
$
2004
$
2003
$
Australia
Impairment of various mining assets and mineral rights based on net realizable value
- 1 9
Brazil
Impairment of equipment based on fair value
- - 1
Ghana
Impairment of Bibiani mine following an assessment and reduction in life of mine based on fair value
37 - -
Impairment of goodwill held in Bibiani. Refer to Note 3.
4 - -
Impairment of tax rate concession agreements. Refer to Note 14.
20 - -
South Africa
Impairment of Goedgenoeg drilling and 1650 level decline drilling based on fair value
2 - -
Impairment of East of Bank Dyke at TauTona access development based on fair value
4 - -
Impairment of Western Ultra Deep Levels based on fair value 74 - -
Impairment of Savuka based on fair value
- - 59
Decline in value of non-marketable equity investments. Refer to Note 15.
- - 6
Impairment of goodwill held in Gold Avenue, a subsidiary. Refer to Note 15.

141 3 75
The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. The carrying value of the related asset is compared to its fair value .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
The following estimates and assumptions were used by management when reviewing long-lived assets for impairments:
·   revised life of mine plans which take into account production from Proven and Probable Ore Reserves as well as value beyond proven and probable reserves. For these purposes Proven and Probable Ore Reserves of approximately
63 million ounces (including joint ventures) as at December 31, 2005 were determined assuming a three year historical average gold price of $400 per ounce, A$556 per ounce in Australia and R86,808 per kilogram in South Africa;
·   that the forward curve price points were consistent with the other factors which a market participant would consider and were, in the Company’s judgement the best indicator of fair value. The Company therefore used the forward gold price curve existing in December 2005 for the 10 year period where there is a forward gold market and quoted forward prices for gold. Thereafter, the estimated gold price has been adjusted upward at 2.25 percent per year for the anticipated remaining life of the mine;
·   a pre-tax discount rate adjusted for country and project risk for cash flows relating to mines not yet in commercial production and deep level mining projects based on the discount rate applicable to long-term US dollar market rates;
·   foreign exchange rates are based on management’s estimates;
·   costs are estimated based on operational requirements, adjusted by inflation, and escalated 2.25 percent per year;
·   cost savings are included for Obuasi and Tau Lekoa in the cash flow projections for 2007, 2008 and 2009. These savings are based on actions taken and plans implemented prior to year end.
The pre-tax discount rates applied in impairment calculations on assets which had impairment indicators or on reporting units with significant assigned goodwill are as follows:
Percentage
South Africa
(1)
6.0
Ghana
(2)
6.5 to 8.5
Australia 5.4 to 6.3
Tanzania 6.5
(1)
As the Company does not have the intention to mine and no future cash flows are expected from the Western Ultra Deep Levels area
(in South Africa), an impairment loss of $74 million was recorded during 2005.
(2)
Based on a pre-tax discount rate of 6.5 percent in Ghana (at Bibiani) the estimated fair value amount did not support the carrying values and as a result, an impairment loss of $37 million on mining assets and $4 million on assigned goodwill was recorded during
2005. Refer to Note 3.
The Company review and tests the carrying value of long-lived assets, including goodwill, when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. For long-lived assets other than goodwill, if the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, including goodwill, if any, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Goodwill is tested for impairment on an annual basis. Estimated future cash flows used to determine the fair value of goodwill and long-lived assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including: reserves and production estimates, together with economic factors such as spot and forward prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
Should management’s estimate of the future not reflect actual events, further impairments may be identified. The factors that may affect future estimates include:
· changes in Proven and Probable Ore Reserves;
· changes in value beyond Proven and Probable;
· significant variations in grade from time to time;
· differences between actual commodity prices and commodity price assumptions;
· unforseen operational issues at mine sites;
· changes in capital, operating mining, processing and reclamation costs and foreign currency exchange rates; and
· changes in discount rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
Based on analysis, the carrying value and estimated fair values (on a discounted basis) of reporting units that are most sensitive to gold price, ounces, costs and discount rate assumptions are:
As at December 31, 2005
Carrying amount
(including goodwill)
$
Estimated fair value
(discounted)
$
Ghana
Iduapriem
214                                   230
Obuasi
1,586                                1,591
An adverse change in assumptions which is not mitigated by a change in other factors may result in an impairment of these assets.
The Company cannot predict the possible effects of changes in assumptions for estimates of the future gold price and life of mines as at December 31, 2005, as these and others used in impairment testing of long-lived assets, including goodwill, are inextricably linked. In addition, for operations with functional currencies other than the dollar, movements in the dollar exchange rate may impact estimations of future production and life of mines.
It is therefore reasonably possible, based on existing knowledge, that future outcomes are different from current assumptions used in impairment testing of long-lived assets, including goodwill, which may result in material adjustments to existing carrying amounts.
Asset Retirement Obligations
The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholders’ equity by $3 million. No increase in Deferred taxation was recorded upon the adoption of
SFAS143.
(in US Dollars,
millions)
The following is a reconciliation of the total liabilities for asset retirement obligations:
Balance as at December 31, 2004 209
Impact of acquisitions and disposals -
Additions to liabilities 22
Liabilities settled (9)
Accretion expense 5
Change in assumptions 108
(1)
Translation (10)
Balance as at December 31, 2005 325
(1)
      Revisions relate to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These liabilities are anticipated to unwind beyond the end of the life of mine.
Upon adoption of SFAS143, the total amount of recognized liabilities for asset retirement obligations was $137 million.
These liabilities mainly relate to obligations at the group’s active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.
Certain amounts have been contributed to an irrevocable rehabilitation trust under the Company's control. The monies in the trust are invested primarily in interest bearing debt securities and are included in Other long-term assets in the
Company’s consolidated balance sheet. Cash balances held in the trust are classified as restricted cash in the Company’s consolidated balance sheets for all periods presented. As at December 31, 2005 and 2004 the balances held in this trust
(cash and investments) amounted to $85 million and $78 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at December 31, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
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
Rental Expense
(1)
2005
$
2004
$
2003
$
Comprising of:
Minimum rentals
44 40 72
Contingent rentals - - -
Sublease rentals - - -
44 40                        72
(1)
Included in production costs for each period presented.
Future minimum rental payments are:
2006 7
2007 1
2008 1
2009 1
2010 1
11
(Profit)/loss on Sale of Assets
2005
$
2004
$
2003
$
Profit on the sale of Mitchell Plateau and Cape Bougainville (1) - -
Profit on disposal of Union Reefs Gold Mine
(1)
- (2) -
Profit on disposal of Western Tanami assets
(2)
- (3) -
Profit on disposal of Tanami Gold Mine - (3) -
Profit on disposal of land, mineral rights and exploration properties (2) (6) -
Loss on sale of Amapari project in Northern Brazil
(3)
- - 3
Sale of Jerritt Canyon Joint Venture
(4)
- -                   (10)
Profit on sale of Queenstake Resources USA Inc. shares
(4)
- - (3)
Profit on sale of shares held in East African Gold Mines Limited
(5)
- -                   (25)
Gain on disposal of available-for-sale financial assets – Randgold
Resources Limited
(6)
-
-                   (17)
Profit on sale of helicopter at Vaal River operations - - (3)
(3) (14) (55)
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
Results of operations for Union Reefs Gold Mine (assets disposed of):
2005
$
2004
$
2003
$
Revenue - - 27
Net income before tax - - 3
The Union Reefs Gold Mine was disposed of as per Note 5 – (Profit)/loss on sale of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
Results of operations for the Western Tanami Project (assets disposed of):
2005
$
2004
$
2003
$
Revenue -
-
-
Net income before tax
-
-
5
The Western Tanami Project was disposed of as per Note 5 – (Profit)/loss on sale of assets.
Results of operations for Jerritt Canyon Joint Venture (assets disposed of):
2005
$
2004
$
2003
$
Revenue
-
-
35
(1)
Net (loss)/income before tax
-
-
(5)
(1)
(1)
The Jerritt Canyon Joint Venture was disposed of effective June 30, 2003. Refer to Note 5 – (Profit)/loss on sale of assets. Figures for
2003 are for the six months ended June 30, 2003.
Mining Contractor Termination Costs
Mining contractor termination costs of $9 million (before taxation of $3 million) recorded in 2005 (2004: $nil million, 2003:
$nil million) relate to contractor termination costs at Geita, in Tanzania, on the transition to owner mining completed in early August 2005.
6.
RELATED PARTY TRANSACTIONS
On October 26, 2005 Anglo American plc (AA plc) announced that it intended to reduce its shareholding in the Company, while still intending to remain a significant shareholder in the medium term. As at December 31, 2005 AA plc and its subsidiaries held an effective 50.88 percent (2004: 50.97 percent) interest in AngloGold Ashanti. The Company had the following transactions with related parties during the years ended December 31, 2005, 2004 and 2003:
December 31, 2005
December 31, 2004
December 31, 2003
(in millions)
Purchases
by/(from)
related party
$
Amounts
owed to/(by)
related party
$
Purchases
by/(from)
related party
$
Amounts
owed to/(by)
related party
$
Purchases
by/(from)
related party
$
Related party transactions with
holding Company AA plc
5 1 5 - 2
Related party transactions with
subsidiaries of AA plc
Boart Longyear Limited – mining
services
(1)
5 - 9 1 10
Mondi Limited – forestry 16 2 16 2 11
Scaw Metals – A division of Anglo
Operations Limited – steel and
engineering 6
1 5 1 5
Haggie Steel Wire Rope Operations
(2)
8 1 9 - 7
Anglo Coal – a division of Anglo
Operations Limited
1 - 1 - -
Related party transactions with
associates
Rand Refinery Limited – gold refinery
(3)
- - - - 2
41 5 45 4 37
Related party transactions of equity
accounted joint ventures
Societe d'Exploitation des Mines d'Or de
Sadiola S.A.
- - 1 - 1
Societe d'Exploitation des Mines d'Or de
Yatela S.A.
- - 1 - -
Societe des Mines de Morila S.A. (2) - (1) - (1)
(1)
AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005.
(2)
Previously included in Scaw Metals – A division of Anglo Operations Limited.
(3)
Consolidated from 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
TAXATION
2005
$
2004
$
2003
$
(Loss)/income from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change was derived from the following jurisdictions:
South Africa
(179) (97) 197
Argentina 30 24 12
Australia 66 39 16
Brazil 81 102 71
Ghana (139) (39) -
Guinea (18) (28) -
Mali - - -
Namibia 11 2 8
Tanzania (86) 3 -
USA (37) (8) 1
Zimbabwe - - -
Other, including Corporate and Non-gold producing subsidiaries (92) (23) 36
(363) (25) 341
Charge for income taxes attributable to continuing operations is as follows:
Current:
South Africa
(1)
40 44 43
Argentina - (1) -
Australia 6 2 -
Brazil
(2)
23 15 17
Ghana - - -
Guinea - - -
Mali - - -
Namibia - - 2
Tanzania - 2 -
USA (1) - -
Zimbabwe - - -
Other 2 6 9
Total current 70 68 71
(1)
  Charges for current tax in 2005 and 2004 includes an increase in provision in respect of estimated tax payable amounting to $40 million and $40 million, respectively, as a result of the receipt of tax assessments for the years ended
December 31, 1998, 1999 and 2000.
(2)
  Charges for current tax in 2005 includes $13 million relating to tax obligations as a result of a change in interpretation of legislation made by the Brazilian Superior
Justice Court.
Deferred:
South Africa
(1)
(95) (201) 85
Argentina
(2)
10 10 (8)
Australia 10 5 3
Brazil 3 1 (1)
Ghana
(3)
(110) (11) -
Guinea 2 (1) -
Mali - - -
Namibia 4 - -
Tanzania (12) - -
USA
(4)
- - -
Zimbabwe - - -
Other (3) (3) (7)
Total deferred (191) (200) 72
Total income and mining tax (benefit)/expensed (121) (132) 143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.       TAXATION (continued)
(1)
Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from mining operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate.
During 2004, the estimated deferred taxation rate was revised to reflect the future anticipated taxation rate at the time temporary differences reverses and deferred taxation was provided at a rate of 38 percent (2003: 46 percent) for temporary differences relating to mining operations. During 2005, deferred taxation was provided at a future anticipated taxation rate of 37 percent. In addition, charges for deferred taxation in 2005 include tax benefits of $13 million resulting from changes in enacted statutory tax rates.
The effect of the change in estimates on the results for 2005 and 2004 were as follows:
Year ended December 31, 2005
Impact
$
Per basic
common share
(cents)
Per diluted
common share
(a)
(cents)
Income before extraordinary items
20
8
8
Extraordinary items
-
-
-
Net income
20
8
8
(a)
The calculation of diluted earnings per common share for 2005 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds and
601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.
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
2005
$
2004
$
2003
$
(2)
Figures as stated for 2003, includes a change in estimate resulting in a reversal of a valuation allowance of $16 million. This related to mining operations in
Argentina where deferred taxation assets were considered to be recoverable due to an improved gold price achieved and the stabilization of the local economy during 2003.
(3)
Charges for deferred taxation in 2005 include tax benefits of $94 million resulting from changes in enacted statutory tax rates and is net of valuation allowances of $4 million (2004: $nil million).
(4)
Net of valuation allowances of $2 million (2004: negative $6 million, 2003:
$8 million).
The unutilized tax losses of the North American operations which are available for offset against future profits earned in the United States of
America, amount to $198 million (2004: $192 million, 2003: $209 million).
The unutilized tax losses of the South American operations which are available for offset against future profits earned in these countries, amount to
$nil million (2004: $nil million, 2003: $67 million)
The unutilized tax losses of the Ghanaian operation, acquired as part of the
AngloGold Ashanti Business Combination, which are available for offset against future profits earned in this country, amount to $146 million
(2004: $132 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
TAXATION (continued)
2005
$
Analysis of tax losses
Assessed losses utilized during the year
-
Unutilized tax losses remaining to be used against future profits can be split into the following periods:
Utilization required within one year 146
Utilization required within one and two years -
Utilization required within two and five years -
Utilization in excess of five years
198
344
2005
Amount         %
2004
Amount
%
2003
Amount          %
Reconciliation between corporate income tax and statutory
income tax is as follows:
Corporate income tax at statutory rates (134) 37 (10) 38 130 38
Formula variation in mining taxation rate for
current period
(4) 1
(28)      112
(2) -
Disallowable expenditure
(1)
30        (8)
40 (160)
24          7
Non-taxable income - - - - (30) (9)
Effect of income tax rates of other countries 115 (32) 18 (72) 21 6
Impact of change in estimated deferred taxation rate (127) 35
(158)       632
- -
Other, net (1) - 6 (22) - -
Total income and mining tax (benefit)/expense (121) 33
(132)       528
143 42
(1)
Disallowable expenditure includes the impact of different tax rates applied to assets that are impaired.
2005
$
2004
$
Deferred taxation liabilities and assets on the balance sheet as of December 31, 2005 and 2004, relate to the following:
Deferred taxation liabilities:
Depreciation, depletion and amortization
1,579 1,775
Product inventory not taxed 18 17
Derivatives 30 73
Other comprehensive income deferred taxation - 6
Other 38 28
Total 1,665 1,899
Deferred taxation assets:
Provisions, including rehabilitation accruals
(140) (91)
Derivatives
(72)                             (47)
Other comprehensive income deferred taxation (101) (16)
Other
(17)                               (9)
Tax loss carry forwards
(244)                            (297)
Total
(574)                            (460)
Less: Valuation allowances 112 113
Total
(462)                           (347)
Disclosed as follows:
Deferred taxation assets
41 -
Deferred taxation liabilities 1,244 1,552
Short-term portion classified as other current liabilities 92 34
1,152 1,518

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
TAXATION (continued)
The classification of deferred taxation assets is based on the related asset or liability creating the deferred taxation. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2005, the
Company had unredeemed capital expenditure, in South Africa of $175 million, on which deferred tax has been provided at the future anticipated tax rate of 37 percent, which is available for deduction against future taxable mining income. This future deduction is utilizable against taxable mining income generated only from the Company’s current mining operations and does not expire unless the Company ceased to operate for a period of longer than one year.
Analysis of Valuation Allowances
The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:
Balance at
beginning of
period
$
Charged to
costs and
expenses
$
Deductions
$
Balance at
end of period
$
Year ended December 31, 2005
- Valuation allowance 113 19 (20) 112
Year ended December 31, 2004
- Valuation allowance 86 45 (18) 113
Year ended December 31, 2003
- Valuation allowance 97 5 (16) 86
8.
DISCONTINUED OPERATIONS
The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life. After a detailed investigation of several options and scenarios, and based on management’s decision reached on February 1, 2005, mining operations at Ergo ceased on March 31, 2005 with only site restoration obligations remaining. The remaining available tonnage will be treated and cleaned through the tailings facility. The Company has reclassified the income statement results from the historical presentation to loss from discontinued
operations in the condensed consolidated income statement for all periods presented.
The condensed consolidated cash flow statement has been reclassified for discontinued operations for all periods presented. The results of Ergo for the years ended December 31, 2005, 2004 and 2003, are summarized as follows:
Year ended December 31,
2005 2004
2003
$
Per share
(1)
(cents)
$
Per share
(1)
(cents)           $
Per share
(cents)
Revenue
18
7        87
35         73
33
Costs and expenses
(62)
(24)
(98)
(39)
(71)
(32)
Pre-tax loss
(44)
(17)
(11)
(4)          2
1
Taxation
-
-         -
-         (4)
(2)
Net loss attributable to discontinued operations
(44)
(17)
(11)
(4)
(2)
(1)
(1)
Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for 2005 and
2004 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their -effects are anti-
dilutive for these periods. The calculation of diluted earnings/(loss) per common share for 2005 did not assume the effect of
601,315 shares issuable upon the exercise of stock incentive options as the their effects are anti-dilutive for this period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2005
$
2004
$
2003
$
9.
(LOSS)/EARNINGS PER COMMON SHARE
The following table sets forth the computation of basic and diluted
(loss)/earnings per common share (in millions, except per share data):
Numerator
(Loss)/income before cumulative effect of accounting change
(270) 97 250
Cumulative effect of accounting change (22) - (3)
Net (loss)/income – applicable to common stockholders (292) 97 247
Denominator for basic (loss)/earnings per common share
Weighted average number of common shares
264,635,634 251,352,552 222,836,574
Basic (loss)/earnings per common share (cents)
Before cumulative effect of accounting change (102) 39 112
Cumulative effect of accounting change (8) - (1)
(110) 39 111
Dilutive potential common shares
Weighted average number of common shares
264,635,634 251,352,552 222,836,574
Dilutive potential of stock incentive options -
(2)
695,749 881,001
Dilutive potential of Convertible Bonds -
(1)
-
(1)
-
Denominator for diluted (loss)/earnings per common share
Adjusted weighted average number of common
shares and assumed conversions
264,635,634 252,048,301 223,717,575
Diluted (loss)/earnings per common share (cents)
Before cumulative effect of accounting change (102) 38 112
Cumulative effect of accounting change (8) - (1)
(110) 38 111
(1)
The calculation of diluted (loss)/earnings per common share for
2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.
(2)
The calculation of diluted (loss)/earnings per common share for
2005 did not assume the effect of 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-
dilutive for this period.
10.
RESTRICTED CASH
Cash classified as restricted for use comprise of the following:
Cash restricted by the prudential solvency requirements 3 4
The Company is restricted from utilizing available funds in Geita
Management Company Limited, up to a maximum of $25 million in respect of outstanding hedging contracts.
4 19
Other 1 3
8 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2005
$
2004
$
11.
INVENTORIES
Short-term:
Gold in process 93 157
Gold on hand 10 15
Ore stockpiles 47 52
Uranium oxide and sulphuric acid 14 10
Supplies 133 126
297 360
Less: Heap leach inventory
(1)
(37) (105)
260 255
(1)
Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.
Long-term:
Gold in process 116                        22
Ore stockpiles 30                        13
Supplies 2                          -
148                         35
Less: Heap leach inventory
(1)
(116) (22)
32                         13
(1)
Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.
12.
PROPERTY, PLANT AND EQUIPMENT, NET
Mine development
(1)
4,861 4,553
Mine infrastructure 1,832 1,776
Mineral rights and other 166 225
Land 27 24
6,886 6,578
Accumulated depreciation, depletion, amortization and impairment (1,964) (1,647)
Net book value December 31, 4,922 4,931
(1)
Includes interest capitalized of $16 million (2004: $11 million). Refer to Note 5.
Mining assets with a net book value of $296 million (2004: $204 million) are encumbered by project finance. Refer to Note 20.
DEFERRED STRIPPING
Stripping costs incurred during the production phase to remove additional waste ore are deferred and charged to operating costs on the basis of the average life of mine stripping ratio. Refer to Note 4.9.
Movements in the deferred stripping costs balance were as follows:
Opening balance 69 37
Amount deferred 28 28
Translation 8 4
Closing balance 105 69
Production costs for the years ended December 31, 2005, 2004 and 2003 as disclosed in the consolidated statements of income, would have increased by
$28 million, $28 million and $32 million, respectively, if stripping costs were expensed rather than capitalized in these periods.
The full amount of stripping costs incurred during the production phase will not be expensed until the end of the life of the respective mines.
Under the current assumptions used, the following is an indication when the cumulative deferred stripping balance is expected to be fully amortized:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
12. PROPERTY, PLANT AND EQUIPMENT, NET (continued)
Open-pit operations
Year
Argentina
- Cerro Vanguardia 2014
Australia
- Sunrise Dam 2011
Brazil
- AngloGold Ashanti Mineração (formerly Morro Velho) 2010
Ghana
- Bibiani 2005
- Iduapriem 2012
Guinea
- Siguiri 2014
Namibia
- Navachab 2016
Tanzania
- Geita 2015
USA
- Cripple Creek & Victor 2015
Total stripping costs net of amortization included in production costs in the consolidated statements of income for the periods ended December 31, 2005, 2004 and 2003 amounted to $189 million, $98 million and $54 million, respectively.
As described in Note 4.27 the Company plans to adopt the guidance of EITF Issue 04-
6, “Accounting for Stripping Costs in the Mining Industry” on January 1, 2006.
2005
$
2004
$
13.
ACQUIRED PROPERTIES, NET
Acquired properties, at cost 2,983 3,204
Accumulated amortization and impairment (1,571) (1,550)
Net book value December 31, 1,412 1,654

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
14.
GOODWILL AND OTHER INTANGIBLES
Goodwill
The carrying amount of goodwill by reporting unit as of December 31, 2005 and 2004 and changes in the carrying amount of goodwill are summarized as follows:
South
Africa          Australia       Ghana       Guinea        Namibia       Tanzania           Total
$                     $
$
$
$ $
$
Balance at January 1, 2004 2 223 - - 1 - 226
Purchase price allocation for Ashanti
Business Combination. Refer to Note 3.
- - 122 10 - 50 182
Goodwill previously held in Geita
(1)
- - - - - 131 131
Impairment losses
(2)
(2) - - - - - (2)
Translation - 6 - - - - 6
Balance at December 31, 2004 - 229 122 10 1 181 543
Impairment losses
(3)
- - (4) - - - (4)
Translation - (15) - - - - (15)
Balance at December 31, 2005 - 214 118 10 1 181 524
(1)
The acquisition of an additional 50 percent acquired in Geita as part of the AngloGold Ashanti
Business Combination, resulted in Geita being accounted for as a subsidiary of AngloGold
Ashanti from April 26, 2004.
(2)
During 2004, the Company recorded an impairment loss of $2 million relating to goodwill held in its subsidiary, Gold Avenue. Refer to Note 5 – Impairment of assets.
(3)
During 2005, the Company recorded impairment losses of $4 million relating to goodwill held in
Bibiani. Refer to Note 5 – Impairment of assets.
2005
$
2004
$
Other intangibles, net
Royalty rate and tax rate concession agreements
(1)
Gross carrying value
49 49
Accumulated amortization
(3) (1)
Impairment losses
(20) -
26 48
(1)
The government of Ghana agreed, as part of the AngloGold Ashanti Business
Combination, to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years. The fair value of the royalty rate concession is amortized on a straight line basis over a period of fifteen years with nil residual value.
In addition, the government of Ghana also agreed as part of the AngloGold Ashanti
Business Combination, to a concession wherein income tax will not exceed a rate of 30 percent for a period of fifteen years. During 2005, enacted statutory tax rates in Ghana were reduced to 25 percent. This indicated an impairment and the
Company recorded an impairment loss of $20 million (2004: $nil million). Refer to
Note 5 – Impairment of assets.
Amortization expense included in the consolidated statements of income amounted to $2 million for 2005 (2004: $1 million, 2003: $nil million).
Based on carrying value at December 31, 2005, the estimated aggregate amortization expense for each of the next five years is as follows:
2006 2
2007 2
2008 2
2009 2
2010 2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2005
$
2004
$
15.
OTHER LONG-TERM ASSETS
Investments in affiliates – unlisted 5 6
Investments in affiliates – listed 29 -
Investments in equity accounted joint ventures 324 344
Carrying value of equity method investments (see below)
358 350
Investment in marketable equity securities
15 29
Investment in non-marketable equity securities
3 3
Investment in non-marketable debt securities
84 75
Other non-current assets
36 55
496 512
Investments in affiliates
Unlisted
The Company holds a 25.0 percent (2004: 26.6 percent) interest in Oro Group
(Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary) Limited is March. Results are
included for the twelve months ended September 30, 2005.
Listed
The Company holds a 29.9 percent (2004: 17.5 percent) interest in Trans-Siberian
Gold plc which is involved in the exploration and development of gold mines. The
Company’s initial 17.5 percent equity interest acquired in Trans-Siberian Gold plc during July 2004 was increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed. Refer to Note 3 – Acquisitions and disposals of businesses and assets. The year end of Trans-Siberian Gold plc is
December. Results are included for the twelve months ended September 30,
2005. The fair value of the Company’s share of the listed affiliate as at
December 31, 2005 is $16 million. The investment is carried at carrying value of
$29 million as the decrease in the market price is considered temporary.
Subsequently, the fair value of this investment has increased to $25 million as at
February 28, 2006.
Investments in equity accounted joint ventures
The Company holds the following interest in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:
December 31,
2005
percentage held
December 31,
2004
percentage held
Nufcor International Limited 50.00 50.00
Sadiola 38.00 38.00
Morila
40.00                         40.00
Yatela
40.00                         40.00
Geita
(1)
N/A 50.00
(1)
The Company acquired an additional 50 percent in Geita as part of the
AngloGold Ashanti Business Combination, effective April 26, 2004 resulting in
Geita being accounted for as a subsidiary of AngloGold Ashanti. Equity income from Geita is included for the period ended April 26, 2004.
The year ends of these entities are December. Results are included for the twelve months ended December 31.
2005
$
2004
$
The difference between the carrying value of the investments in affiliates and joint ventures and the underlying equity in net assets is as follows:
Carrying value of investments 358 350
Cost of investments
407                               373
Undistributed loss since acquisition (20) (16)
Other than temporary decline in the value of investments (3) (3)
Other comprehensive income (26) (4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
15. OTHER LONG-TERM ASSETS (continued)
2005
$
2004
$
Investment in marketable equity securities
15
(2)
29
(1)
(1)
Includes an initial investment of $16 million representing 17.5 percent interest acquired in Trans-Siberian Gold plc during July 2004.
(2)
On May 31, 2005, the Company increased its interest in Trans-Siberian Gold plc to 29.9 percent and Trans-Siberian Gold plc has been accounted for as an affiliate from May 31, 2005. Refer to Investments in affiliates detailed above.
Total gains on marketable equity securities included in other comprehensive income amounts to $1 million (2004: $2 million).
Investment in non-marketable equity securities
Investments in unlisted common stock comprise investments in various companies in South Africa for which a fair value is not readily determinable. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no decline other than a temporary diminution in the value of the investment has occurred. For the year ended December 31, 2005 a decline of
$nil million was recorded (2004: $nil million, 2003: $6 million) and charged to income. Refer to Note 5 – Impairment of assets.
3 3
Investment in non-marketable debt securities
Investments in non-marketable securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and
Environmental Protection Bond.
84 75
Investment in non-marketable debt securities held to maturity comprises:
Government bonds (RSA) 14 14
Corporate bonds and notes 69 62
84 75
As of December 31, 2005 the contractual maturities of debt securities were as follows:
Less than one year 57
Two to seven years 10
Seven to twelve years 1
More than twelve years
16
84
Fair values of the held to maturity debt securities at December 31, 2005 and 2004 approximate cost.
Other non-current assets
Unsecured
Loans to joint ventures
(1)
- 30
Other
(2)
16 15
16 45
Non-current debtors
Prepayments and accrued income 4 4
Recoverable tax, rebates, levies and duties
16 6
20 10
36 55
(1)
These loans have no fixed terms of repayment, are denominated in $ and accrue interest at
LIBOR plus 2 percent per annum.
(2)
Other comprises loans and receivables measured at amortized cost and post retirement assets measured according to the employee benefits accounting policy.
Equity accounted joint ventures
Summarized financial statements of the joint ventures which have been equity accounted are as follows (Geita – income for the period ended April 26, 2004 included) (100 percent shown):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
15. OTHER
LONG-TERM
ASSETS (continued)
2005
$
2004
$
2003
$
Statements of income for the period
Sales and other income 600 546 740
Costs and expenses (496) (493) (575)
Taxation (6) (1) 3
Net income 98 52 168
Balance sheets at December 31,
Non-current assets 754 826
Current assets 366 308
1,120                         1,134
Long-term liabilities (97) (113)
Loans from shareholders (27) (65)
Current liabilities (176) (74)
Net assets 820 882
2005
$
2004
$
16.
ASSETS AND LIABILITIES HELD FOR SALE
On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease)
announced that it had purchased from AngloGold Ashanti, its Weltevreden rights in exchange for Aflease shares in a transaction valued at R75 million ($11 million)
based on the fixed agreed number of shares and the listed market price thereof. The
Company’s investment held in Weltevreden consist of mineral participation rights purchased from Gold Fields Limited adjacent to the Tau Lekoa lease area in South
Africa. On December 19, 2005, Aflease was acquired by sxr Uranium One
Incorporated (formerly Southern Cross Incorporated) (sxr Uranium One). In terms of the agreement, the purchase price will be paid in the form of shares to be issued to the Company when certain conditions, precedent to the agreement, have been met.
These conditions are that the Weltevreden rights are part of a mining rights conversion application and upon the South African Government granting the conversion rights, the Company will cede the Weltevreden mineral rights to Aflease.
The Director-General of the South African Department of Minerals and Energy has
notified the Company that the new order mining rights have been granted to
AngloGold Ashanti, which are expected to be received during 2006. The related sxr
Uranium One shares will then be issued to the Company as full settlement of the purchase price. The Company has reclassified the balance sheet amounts from the historical presentation to assets and liabilities of disposal groups classified as held for sale, in the asset and liability sections, respectively, for all periods presented. The carrying value of Weltevreden as at December 31, 2005 represents the lower of carrying amount and fair value less cost to sell. The fair value of the sxr Uranium One shares as at December 31, 2005 amounts to $19 million.
As at December 31, 2005 and 2004 the carrying amount of major assets and liabilities to be disposed of, included:
Property, plant and equipment 16 19
Deferred taxation (6) (7)
Net assets 10 12
17.
OTHER CURRENT LIABILITIES
Deferred income 6 2
Deferred taxation. Refer to Note 7. 92 34
Related parties. Refer to Note 6. 5 4
Accrual for interest - 10
Accrual for power 14 12
Unearned premiums 51 59
Other (including accrued liabilities) 31 65
199 186

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2005
$
2004
$
18.
SHORT-TERM DEBT
Current maturities of long-term debt. Refer to Note 20. 160 315
19.
OTHER NON-CURRENT LIABILITIES
Deferred income 14 4
20.
LONG-TERM DEBT
Unsecured
Convertible bond
(1)
Fixed semi-annual coupon of 2.375% per annum. The bond is convertible, at the holders’ option, into ADSs up to February 2009 and is US dollar-based. The bond is convertible at a price of $65.00 per ADS.
1,008 1,008
Corporate bond
(2)
Fixed semi-annual coupon of 10.50% per annum. The bond is repayable on
August 28, 2008 and is ZAR-based.
327 367
Syndicated loan facility ($700 million)
(3)
Interest charged at LIBOR plus 0.4% per annum. Loan is repayable in January 2008 and is US dollar-based. The loan is subject to certain debt covenant arrangements for which no default event occurred.
460 -
Local money-market short-term borrowings
Short-term borrowings at market related rates and are ZAR-based.
129 -
RMB International (Dublin) Limited
Interest charged at LIBOR plus 0.82% per annum. Loan is of a short-term nature, and has no fixed repayment date and is US dollar-based.
- 16
Bank Belgolaise
Interest charged at LIBOR plus 1.5% per annum. Loan is repayable in 24 equal monthly installments commencing October 2005 and is US dollar-based.
4 5
Local bank overdraft
Short-term overdraft at market related rates and is ZAR-based.
- -
Precious Fields Estates Company Ltd
Annuity based repayments expiring October 2006. Loan is US dollar-based.
1 1
Syndicated loan facility ($600 million)
(3)
Interest charged at LIBOR plus 0.7% per annum. Loan was repaid in February 2005 and was US dollar-based. The loan is subject to certain debt covenant arrangements for which no default event occurred.
- 265
Iduapriem – Syndicated Project Finance
Interest charged at LIBOR plus 2% per annum. Loan was repaid in February 2005 and was US dollar-based.
- 10
Australia and New Zealand Banking Group Limited
(4)
- -
Total unsecured borrowings
1,929 1,672
Secured
Capital leases
Senstar Capital Corporation
(5)
Interest charged at an weighted average rate of 6.83% per annum. Loans are repayable in monthly installments terminating in November 2009 and are US dollar-
based. The equipment financed is used as security for these loans. Refer to Note 12.
10 13
Other secured loans
Geita Syndicated Project finance
Interest charged at LIBOR plus 1.95% per annum. Loan was repaid in June 2005 and was US dollar-based. The loan was secured by a fixed and floating charge over the project assets (Refer to Note 12) and a pledge over the shares in the project
Company.
- 1
Total long-term debt
1,939 1,686
Current maturities included in short-term debt. Refer to Note 18. 160 315
1,779 1,371

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
LONG-TERM DEBT (continued)
2005
$
2004
$
Scheduled minimum long-term debt repayments are:
2006 160
2007 4
2008 773
2009 1002
2010 -
1,939
The currencies in which the borrowings are denominated are as follows:
United States dollars 1,483 1,319
South African rands 456 367
1,939 1,686
Undrawn borrowing facilities as at December 31, 2005 are as follows:
Syndicated loan ($700 million) – US dollar 245 -
Syndicated loan ($600 million) – US dollar - 335
Citibank, N.A. – dollar 8 8
ABSA Bank Limited – dollar 42 -
FirstRand Bank Limited – rands 17 21
Nedbank Limited – rands 7 8
ABSA Bank Limited – rands 5 -
Commerzbank AG - rands 3 1
Australia and New Zealand Banking Group Limited – Australian dollar 37 39
364 412
(1)
Convertible Bond
Senior unsecured fixed rate bond 1,000 1,000
Add: Accrued interest 8 8
1,008 1,008
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
The calculation of diluted (loss)/earnings per common share for 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of
Convertible Bonds as their effects are anti-dilutive for these periods. Refer to
Note 9.
The proceeds of the issue, after payment of expenses, were utilized by
AngloGold Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the acquisition of Ashanti and for general corporate purposes, including planned capital expenditure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
LONG-TERM DEBT (continued)
2005
$
2004
$
(2)
Corporate Bond
Senior unsecured fixed rate bond 315 354
Add: Accrued interest 12 13
327 367
On August 21, 2003, AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million) at a fixed semi-annual coupon of
10.50 percent per annum. The bond is repayable on August 28, 2008, subject to early redemption at the Company’s option and is listed on the Bond Exchange of
South Africa. The net proceeds of the bond are for general corporate purposes.
(3)
Syndicated loan facilities ($600 million) and ($700 million)
On February 7, 2002, the group entered into a new three year $600 million unsecured syndicated borrowing facility, at a margin of 0.7% over LIBOR, that was used in part to refinance near-term maturing debt. This facility was repaid on
February 4, 2005 and a new three-year $700 million syndicated facility was signed in January 2005 with an interest charge of LIBOR plus 0.4% per annum.
The three-year $700 million syndicated facility was used to repay the maturing facility of $600 million and is available for general corporate purposes. The amount drawn under this facility was $460 million as at December 31, 2005.
(4)
Australia and New Zealand Banking Group Limited
On October 14, 2002, a new loan facility of A$50 million was arranged with the
Australia and New Zealand Banking Group Limited, at 0.35% over the Bank Bill
Swop Reference Rate. The facility, originally repayable by September 2003, has been extended to September 2006. There was $nil million drawn under this facility as at December 31, 2005.
On August 21, 2003, AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million) at a fixed semi-annual coupon of
10.50 percent per annum. The bond is repayable on August 28, 2008, subject to early redemption at the Company’s option and is listed on the Bond Exchange of
South Africa. The net proceeds of the bond are for general corporate purposes.
(3)
Syndicated loan facilities ($600 million) and ($700 million)
On February 7, 2002, the group entered into a new three year $600 million unsecured syndicated borrowing facility, at a margin of 0.7% over LIBOR, that was used in part to refinance near-term maturing debt. This facility was repaid on
February 4, 2005 and a new three-year $700 million syndicated facility was signed in January 2005 with an interest charge of LIBOR plus 0.4% per annum.
The three-year $700 million syndicated facility was used to repay the maturing facility of $600 million and is available for general corporate purposes. The amount drawn under this facility was $460 million as at December 31, 2005.
(4)
Australia and New Zealand Banking Group Limited
On October 14, 2002, a new loan facility of A$50 million was arranged with the
Australia and New Zealand Banking Group Limited, at 0.35% over the Bank Bill
Swop Reference Rate. The facility, originally repayable by September 2003, has been extended to September 2005. There was $nil million drawn under this facility as at December 31, 2005.
(5)
Capital leases
Senstar capital corporation
Capital leases are for specific periods, with terms of renewal but no purchase options or escalation clauses. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2005 and 2004, Property, plant and equipment includes $18 million and $18 million of assets under capital leases and
$10 million and $7 million of related accumulated depreciation, respectively.
Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for all periods presented. The weighted average interest rate on the leases existing at December 31, 2005 is 6.83%.
Payments are made monthly, including interest, through 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
LONG-TERM DEBT (continued)
2005
$
2004
$
Future minimum lease payments under capital leases together with the present value of minimum lease payments as of December 31, 2005 are:
2006 3
2007 3
2008 3
2009 3
Total minimum lease payments 12
Less interest (2)
Present value of net minimum lease payments 10
Less current portion (3)
Long-term capital lease obligation 7
21.
PROVISION FOR ENVIRONMENTAL REHABILITATION
Accrued environmental rehabilitation costs 325 209
Long-term environmental obligations comprising decommissioning and restoration are based on the group’s environmental management plans, in compliance with the current environmental and regulatory requirements.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused from establishing mining operations.
Decommissioning costs, representing obligations associated with the retirement of long-
lived assets that result from the acquisition, construction or normal operations of long-
lived assets, are accounted for in accordance with the provisions of SFAS143. The effect of adoption of SFAS143 in respect of decommissioning is described in Note 5 – Asset retirement obligations.
Restoration costs
The provision for restoration represents the closure cost for restoration of site damage.
Rehabilitation of site damage only commences at the closure stage of the mine. Site damage are not costs associated with the construction or normal operations of long-lived assets and do not create probable future economic benefits.
At each reporting balance sheet date, gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a credit adjusted risk free rate.
While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, in current monetary terms, will be $426 million which includes a total estimated liability of
$19 million in respect of equity accounted joint ventures. Refer to Note 15. Certain amounts have been contributed to an irrevocable rehabilitation trust under the Company's control. The monies in the trust are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company’s consolidated balance sheet.
Cash balances held in the trust are classified as restricted cash in the Company’s consolidated balance sheets for all periods presented. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations. Refer to Note 24.
The Company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.
22.
OTHER ACCRUED LIABILITIES
Other accrued liabilities
19
13
Other accrued liabilities include the following:
Provisions for labour and civil claim court settlements for South American operations
(1)
19
13
Provision for employee compensation claims in Australia
(2)
-
-
19
13
(1)
Other provisions consist of claims filed by former employees in respect of loss of employment, work-
related accident injuries and diseases, government fiscal claims relating to levies and surcharges and closure costs of old tailings operations. These liabilities are anticipated to unwind over the next two to five years.
(2)
Comprises workers compensation claims with regard to work related incidents. The liability is anticipated to unwind over the next three to five year period. (Values are less than $0,5 million.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2005
$
2004
$
23.
PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS
Accrued liability
200 173
The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants.
The post-retirement medical liability is assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit actuarial valuation method. Refer to Note 28. The costs of post-
retirement benefits are made up of those obligations which the group has towards current and retired employees.
24.
COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments
(1)
Contracts for capital expenditure 186 148
Authorized by the directors but not yet contracted for 725 658
911 806
Allocated for:
Project expenditure
- within one year 190 308
- thereafter 106 148
296 456
(1)
Including commitments through contractual arrangements with equity accounted joint ventures.
Stay in business expenditure
- within one year 572 145
- thereafter 43 205
615 350
The South African Department of Water Affairs and Forestry issued a new Directive on
November 1, 2005 ordering the four mining groups, Simmer and Jack Investments
(Proprietary) Limited, Simmer and Jack Mines Limited (collectively known as Simmers who purchased the Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining
Company Limited, AngloGold Ashanti and Stilfontein Gold Mining Company to share equally, the costs of pumping water at Stilfontein’s Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold Limited’s threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005. Simmers have purchased the Buffelsfontein shafts from
DRDGold Limited and have assumed the water management liabilities associated with the
Buffelsfontein shafts. The Directive also orders the mining companies to submit an agreement and a joint proposal towards the long term sustainable management of water arising from the mining activities in the area. The Company believes that it is not liable to fund these pumping costs but cannot make any assurances regarding the ultimate result until the matter has been settled
The Company has identified a number of possible groundwater pollution sites at its current operations in South Africa. The Company has investigated a number of different technologies and methodologies that could possibly be used to remediate pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated in South
Africa. Present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.
COMMITMENTS AND CONTINGENCIES (continued)
2005
$
2004
$
Following the decision to discontinue operations at Ergo in 2005, employees’ surplus to requirement have had their service contracts terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and attendant environmental obligations which are expected to be completed by 2015. The retained employees may resign, be transferred within the group, attain retirement age or be retrenched as their current position is made redundant. The Company is currently unable to determine the effects, if any, of any potential retrenchment costs.
Re-export arrangements regarding certain artifacts: 5 1
AngloGold Ashanti has undertaken to re-export certain gold artifacts temporarily imported into South Africa, for which custom and value added tax was waived. The Company will be required to pay if it fails to comply with the re-export arrangements agreed with the
South African Revenue Service.
Oro group surety given amounting to: 16 -
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the Company.
The Company has a total maximum liability, in terms of the suretyships, of R100 million
($16 million). The suretyship agreements have a termination notice period of 90 days.
Serra Grande sales tax on gold deliveries amounting to: 29 -
Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande Joint Venture is co-owned with Kinross
Gold Corporation. The Company manages the operation and its share of the assessment is approximately $29 million. The Company believes the assessments are in violation of
Federal legislation on sales taxes and that there is a remote chance of success for the
State of Goias. The assessment has been appealed.
AngloGold Offshore Investments Limited guarantee of the Nufcor International Limited loan facility:
25 40
AngloGold Offshore Investments Limited, a wholly-owned subsidiary of the Company, has given a guarantee of 50 percent of the Nufcor International Limited loan facility with
RMB International (Dublin) Limited. Nufcor International Limited is accounted for under the equity method. Refer to Note 15.
Hedging guarantees of due performance by the Geita Management Company Limited
(GMC):
172 -
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the Hedging Agreements and the Bank has irrevocably recovered or received all sums payable to it under the Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by
GMC under or pursuant to the Hedging Agreements. At December 31, 2005 the marked-to-market valuation of the GMC hedge book was negative $172 million.
North and South America delivery guarantees given amounting to: - -
The Company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its wholly-owned subsidiaries AngloGold
Ashanti USA Inc. and AngloGold Ashanti South America under their respective gold hedging agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.
COMMITMENTS AND CONTINGENCIES (continued)
2005
$
2004
$
Ashanti Treasury Services guarantees given amounting to: 723 494
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc have provided guarantees to several counterparty banks for the hedging commitments of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS).
The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging Agreements. At December 31,
2005 the marked-to-market valuation of the ATS hedge book was negative
$723 million.
The Company had provided a letter of credit in favor of the Geita project finance lenders for:
- 19
The letter of credit may be called if Geita Gold Mining Limited fails to perform under their project finance agreement and has a potential maximum tenor in accordance with this agreement. See Note 20 – Long-term debt – Geita Project Finance. In this event, Geita Gold Mining Limited would be liable to the Company. All project finance obligations have been fully repaid during 2005.
In addition to the above, the Company has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.
With operations in several countries on several continents, many of which are emerging markets, AngloGold Ashanti is subject to, and pays annual income taxes under the various income tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.
Vulnerability from concentrations
The majority of AngloGold Ashanti’s 63,993 employees (2004: 65,400, 2003: 55,439) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body which represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-
year validity period. The most recent settlement negotiation was completed in July 2005, when the parties reached an agreement covering the period from July 1, 2005 to June 30, 2007.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government.
Reimbursable value added tax due from the Malian government to the group amounts to $25 million, at December 31,
2005 (December 31, 2004: $14 million). The last audited value added tax return was for the period ended June 30, 2005 and at that date $12 million was still outstanding and $13 million is still subjected to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits. The government of Mali is a shareholder in all of the group’s entities in Mali and has promised to provide a repayment plan for the amounts due. Due to this uncertainty, the amounts, although reported as current assets, may take longer than 12 months to be received.
Reimbursable fuel duties from the Malian government to the group amount to $13 million at December 31, 2005
(December 31, 2004: $13 million). Fuel duties are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the Customs and Excise authorities. The
Customs and Excise department has approved $7 million which is still outstanding, while $6 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations. The government of Mali is a shareholder in all of the group’s entities in Mali and has promised to provide a repayment plan for the amounts due. Due to this uncertainty the amounts, although reported as current assets, may take longer than 12 months to be received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25.
STOCKHOLDERS’ EQUITY
The authorized common stock of the Company was increased in 1998 to 400,000,000 shares of common stock of 25 ZAR cents each principally to meet its obligations regarding the proposed merger of AAC gold interests through the Company.
No changes to the authorized shares of common stock of AngloGold Ashanti were made in 2005.
During 2005, 475,538 shares of common stock were issued as part of the share incentive scheme for a consideration of
$9 million.
During 2004, 41,326,552 shares of common stock in AngloGold Ashanti were issued as follows:
·    192,800 shares of common stock were issued as part of the share incentive scheme for a consideration of $3 million.
·    41,133,752 shares of common stock in the Company were issued to facilitate the share swap for the acquisition of
Ashanti Goldfields Company Limited, amounting to $1,544 million.
During 2003, 514,320 shares of common stock in the Company were issued as follows:
·   508,020 shares of common stock were issued as part of the share incentive scheme and 6,300 shares of common stock were issued in terms of the Acacia Employee Option Plan for a consideration of $8 million.
At a general meeting of shareholders held on April 29, 2005, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purposes as they may determine, up to 10 percent of the authorized but unissued common stock of 25 ZAR cents each in the share capital of the Company (subject to the South African Companies Act and the Listings Requirements of the JSE Securities Exchange South Africa) after setting aside so many common stock of 25 ZAR cents each as may be required to be allotted and issued by the Company pursuant to the AngloGold Share Incentive Scheme and for the purposes of the conversion of the $1,000,000,000, 2.375 percent guaranteed Convertible Bonds issued by AngloGold Holdings plc. Refer to Note 30 and Note 20. As at December
31, 2005 of the total unissued common stock of 135,061,568 of 25 ZAR cents each, 11,281,297 of 25 ZAR cents each was under the control of the directors until the forthcoming annual general meeting. In terms of a specific authority granted at the general meeting of stockholders held on March 29, 1993, the directors are authorized to issue the
4,221,104 unissued B redeemable preferred stock of 1 ZAR cent each to Eastvaal Gold Holdings Limited.
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks.
In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.
The financial risk management activities objectives of the group are as follows:
·   Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
·   Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity planning and procedures;
·   Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts;
·   Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.
A number of products, including derivatives are used to satisfy these objectives. Forward sales contracts and call and put options are used by the group to manage its exposure to gold price and currency fluctuations.
SFAS133 requires that derivatives be accounted for as follows:
·   Commodity based (“normal purchase or normal sale”) contracts that meet the requirements of SFAS138, and are designated as such, are recognized in product sales when they are settled by physical delivery.
·   Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. For cash flow hedges the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in product sales. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of negative $129 million at December 31, 2005 are expected to be recycled from other comprehensive income and recognized in product sales during 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
·   All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings as gains or losses on derivatives in the period in which they occur.
Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Contracts that contain ‘off-market’ terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified within the financing activities section of the consolidated cash flow statement. Contracts that contain ‘off-market’ terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated cash flow statement.
Loss on non-hedge derivatives of $151 million (2004: $131 million loss) (2003: $119 million gain) was included in the current year income statement.
Gold price and currency risk management activities
Gold and currency hedging instruments are denominated in South African rands, US dollars, Australian dollars and
Brazilian Real. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options and gold lease rate swaps. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in the light of changes in operational forecasts, market conditions and the group’s hedging policy as set by the board of directors. The group’s reserve and financial strength has allowed it to arrange unmargined credit lines of up to ten years with counterparties.
Some of the instruments described above are designated and accounted for as cash flow hedges. The hedged forecast transactions are expected to occur over the next 5 years, in line with the maturity dates of the hedging instruments.
Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of outstanding forward sales type contracts at the end of 2005 was 159,783kg (2004: 256,409kg).
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The group’s risk in selling call options is unlimited but mitigated by the fact that the group produce the commodity required by the option and would benefit by the same quantity as the option loss by selling production in the open market. The group’s risk in selling put options is unlimited but mitigated by put options purchased.
Net delta open hedge position as at December 31, 2005
The group has an established practice of actively managing its hedged commitments under changing market circumstances. A substantial restructuring of the hedge book was concluded between December 2004 and January 2005 was followed by a smaller restructuring of the hedging commitments of the Geita Management Company following the repayment of project finance loans.
As of December 31, 2005, the hedge book reflected a net delta tonnage position of 10.84 million ounces (337 tonnes) or
35 percent of the next 5 years forecast production.
The marked-to-market value of all hedge transactions, irrespective of accounting designation, making up the hedge positions was a negative $1,941 million as at December 31, 2005 (as at December 31, 2004: negative $1,161 million).
These values were based on a gold price of $517.00 per ounce, exchange rates of R/$6.305 and A$/$0.7342 and the prevailing market interest rates and volatilities at 31 December 2005.
These marked-to-market valuations are not predictive of the future value of the hedge position nor of future impact on the revenue of the Company. The mark-to-market represents the current value of the hedge book at market prices and rates available at that time.
The group had the following net forward pricing commitments outstanding against future production as at December 31,
2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR GOLD
Forward contracts
Amount (kg) 8,592 25,469 30,076 26,288 16,328 37,239 143,992
$ per oz $279 $357 $365 $380 $382 $411 $375
Put options purchased Amount (kg) 8,592 1,455 10,047
$ per oz $345 $292 $337
Put options sold Amount (kg) 6,532 855 1,882 1,882 7,527 18,678
$ per oz $389 $390 $400 $410 $435 $411
Call options purchased Amount (kg) 12,144 6,357 18,501
$ per oz $346 $344 $345
Call options sold Amount (kg) 32,157 32,544 32,500 31,194 28,054 72,911 229,360
$ per oz $386 $387 $393 $418 $429 $497 $432
RAND GOLD
Forward contracts
Amount (kg) 2,449 933 3,382
Rand per kg R97,520 R116,335 R102,711
Put options purchased Amount (kg) 1,875 1,875
Rand per kg R93,602 R93,602
Put options sold Amount (kg) 2,333 2,333
Rand per kg R93,713 R93,713
Call options sold Amount (kg) 3,306 311 2,986 2,986 2,986 12,575
Rand per kg R102,447 R108,123 R202,054 R216,522 R230,990 R183,851
AUD DOLLAR GOLD
Forward contracts
Amount (kg) *(3,110) 6,843 2,177 3,390 3,110 12,410
A$ per oz A$625 A$640 A$665 A$656 A$684 A$664
Call options sold Amount (kg) 3,110 3,732 3,110 1,244 3,110 14,308
A$ per oz A$673 A$668 A$680 A$694 A$712 A$683
Delta (kg) 23,848 56,229 59,740 57,703 42,074 97,482 337,076
**Total net gold:
Delta (oz) 766,730 1,807,802 1,920,683 1,855,192 1,352,709 3,134,115 10,837,231
Hedge delta as a percentage of current
production levels (%)
12% 29% 31% 30% 22% 10% 18%
*
Indicates a long position from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to manage and reduce the size of the hedge book.
**   The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2005. The delta positions indicated above includes positions from equity accounted joint ventures. Refer to Note
15.
Gold lease rate swaps
Year
2006
2007
2008 2009 2010
2011-2015
Amount (‘000oz) 250 270 100 130 100 -
Gold borrowing cost associated with
forward contracts
(1)
Interest rate % 0.3% 0.6% 0.8% 1.0% 1.7% -
Amount (‘000oz) 708 1,334 1,168 898 641 423
Gold lease rate swaps
2)
Interest rate % 1.2% 1.8% 1.8% 1.8% 1.8% 1.8%
Amount (‘000oz) 320 280 240 200 160 120
Interest rate % 2.0% 2.0% 2.0% 2.0% 2.0% 2.0%
Gold lease rate swap
(3)
$ per ounce 302 302 302 302 302 302
(1)
Gold borrowing cost relating to Australian dollar gold forwards:
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
(3)
The gold lease rate swap is a contract where the Company receives a fixed percentage of the outstanding amount at a fixed US dollar gold price and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the average fixed rate that the Company will receive during that period.
The US$ price is the average rate at which the fixed interest amount in gold is converted to US dollars.
Year 2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR SILVER
Put options purchased
Amount (kg) 43,545 43,545 43,545 130,635
$ per oz $7.11 $7.40 $7.66 $7.39
Put options sold Amount (kg) 43,545 43,545 43,545 130,635
$ per oz $6.02 $5.93 $6.19 $6.05
Call options sold Amount (kg) 43,545 43,545 43,545 130,635
$ per oz $8.11 $8.40 $8.64 $8.39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Foreign exchange price risk protection agreements
The group enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.
The following table indicates the group’s currency hedge position at December 31, 2005
Year
2006
2007
2008
2009
2010
2011-2015
Total
RAND DOLLAR (000)
Put options purchased
Amount ($)
60,000
60,000
Rand per $
R6.89
R6.89
Putl options sold
Amount ($)
60,000
60,000
Rand per $
R6.56
R6.56
Call options sold
Amount ($)
60,000
60,000
Rand per $
R7.28
R7.28
AUD DOLLAR (000)
Forward contracts
Amount ($)
59,149
59,149
$ per A$
$0.75
$0.75
Put options purchased
Amount ($)
80,000
80,000
$ per A$
$0.73
$0.73
Put options sold
Amount ($)
80,000
80,000
$ per A$
$0.76
$0.76
Call options sold
Amount ($)
130,000
130,000
$ per A$
$0.72
$0.72
BRAZILIAN REAL (000)
Forward contracts
Amount ($)
24,000
4,000
28,000
BRL per $
BRL3.18
BRL3.31
BRL3.20
Call options sold
Amount ($)
20,000
20,000
BRL per $
BRL3.29
BRL3.29
As at December 31, 2005 certain of the hedging positions reported in the above tables were governed by early termination options in favor of certain counterparts.
Interest rate and liquidity risk
Fluctuations in interest rates impacts on interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.
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
Cash and loans advanced maturity profile
Maturity date
Currency
Fixed rate
investment
amount
(million)
Effective
rate
%
Floating rate
investment
amount
(million)
Effective
rate
%
All less than one year $ 9 3.8 64 3.6
ZAR 52 6.0 12 5.9
A$ 22 5.4 30 6.0
EUR 1 3.8 5 2.5
HKD 1 1.8
BRL 10 19.0
ARS 2 5.1
NAD 45 7.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Borrowings maturity profile
Within one year
Between
one and two years
Between
two and five years
Currency
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
$ 47 5.0 10 5.3 1,466 3.3
ZAR                   894
(1)
7.4 2,000                        10.5
Interest rate risk
Fixed for less than
one year
Fixed for between
one and three years
Fixed for greater than
three years
Currency
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Total
borrowings
amount
(million)
$ 501 5.3 22 5.3 1,000 2.4 1,523
ZAR               894
(1)
7.4 2,000                  10.5 2,894
(1)
Includes R73 million interest accrual on the corporate bond as at December 31, 2005.
Interest rate swaps
The group previously entered into a convertible interest rate swap. The swap was a derivative instrument as defined by
SFAS133. The swap, done on the back of the $1 billion Convertible Bond, converted the fixed coupon of 2.375% per annum into a LIBOR-based floating rate. The swap was not designated as a fair value hedge. The swap was unwound during
September 2005, based on the group’s view of US dollar interest rates.
The group previously entered into interest rate swap agreements to convert R750 million ($133 million) of its R2,000 million
($354 million) ZAR denominated fixed rate Bond to variable rate debt. The swaps were not designated as fair value hedges.
The interest rate swaps were unwound during April 2005, based on the group’s view of ZAR interest rates.
Credit risk
Realization of all these contracts is dependent upon the counterparts performing in accordance with the terms of the contracts. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions of good credit quality and believes that no concentration of credit risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendation for board approval of all counterparts and the limits to be applied against each counterpart. Where possible, management tries to ensure that netting agreements are in place.
The combined maximum credit exposure at the balance sheet date amounts to $713 million on a contract by contract basis.
Credit risk exposure netted by counterparts amounts to $18 million. No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.
The table below provides a summary of the number, type and credit quality of AngloGold Ashanti’s hedge counterparts.
Number of Counterparts
Type
Credit Rating (Fitch)
2                                               International Bank
AAA
4                                               International Bank
AA+
4                                               International Bank
AA
9                                               International Bank
AA-
3                                               International Bank
A+
3                                               International Bank
A
1                                               International Bank
A-
1                                               International Bank
BBB
1
South African Bank
AAAzaf) (International BBB+)
1
South African Bank
AA+zaf) (International BBB+)
1
South African Bank
AA(zaf) (International BBB)
1
South African Bank
AA-(zaf) (International BBB)
1
South African Bank
A+(zaf) (International BBB-)
5                                                  Brazilian Bank
AA(bra)
1
Trade Finance House
Not rated
AngloGold Ashanti does not anticipate non-performance by any counterparts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. In certain cases these estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company’s financial instruments, as measured at December 31, 2005 and 2004, are as follows:
December 31, 2005
December 31, 2004
Carrying
amount
$
Fair
value
$
Carrying
amount
$
Fair
value
$
Cash and cash equivalents 196 196 276 276
Restricted cash 8 8 26 26
Short-term debt 160 160 315 315
Long-term debt 1,779 1,803 1,371 1,364
Derivatives (935) (1,941) (662) (1,161)
Forward sales type agreements (355) (909) (511) (647)
Option contracts (612) (1,058)
(1)
(185)              (507)
(1)
Foreign exchange contracts 6 6 17 17
Foreign exchange option contracts (5) (5) (2) (2)
Interest rate swaps – Gold 31 25 21 (20)
Sub total – Hedge derivatives (935) (1,941) (660) (1,159)
Interest rate swaps – Non-gold - - (2) (2)
(1)
Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.
Derivative analyses by accounting designation
December 31, 2005
Normal
purchase
and sale
exemption
Cash flow
hedge
accounted
Non hedge
accounted
Total
Forward sales type agreements (554) (342) (13) (909)
Option contracts (446) (4) (608) (1,058)
Foreign exchange contracts - 8 (2) 6
Foreign exchange option contracts - - (5) (5)
Interest rate swaps – Gold (6) - 31 25
Interest rate swaps – Non-gold - - - -
Total                                                                                          (1,006) (338) (597) (1,941)
December 31, 2004
Normal
purchase
and sale
exemption
Cash flow
hedge
accounted
Non hedge
accounted
Total
Forward sales type agreements (136) (252) (259) (647)
Option contracts (322) (1) (184) (507)
Foreign exchange contracts - 15 2 17
Foreign exchange option contracts - - (2) (2)
Interest rate swaps – Gold (41) - 21 (20)
Interest rate swaps – Non-gold - - (2) (2)
Total                                                                                             (499) (238) (424) (1,161)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Derivatives maturity profile
Total
$
2005
Assets
$
Liabilities
$
Total                                                                                                            (935) 713 (1,648)
Less: Amounts to mature within twelve months of balance
sheet date
446 (675) 1,121
Amounts maturing between one and two years 162 (30) 192
Amounts maturing between two and five years 249 (8) 257
Amounts to mature thereafter (78) - (78)
Total
$
2004
Assets
$
Liabilities
$
Total                                                                                                             (662) 678 (1,340)
Less: Amounts to mature within twelve months of balance
sheet date
115 (491) 606
Amounts maturing between one and two years 284 (128) 412
Amounts maturing between two and five years 153 (59) 212
Amounts to mature thereafter (110) - (110)
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
Derivatives
The fair value of volatility-based instruments are estimated based on market prices, volatilities and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market price for the contracts at
December 31, 2005 and 2004. The amounts include those contracts accounted for as normal purchases and sales.
27.    ADDITIONAL CASH FLOW INFORMATION
2005
$
2004
$
2003
$
Non-cash items
Reported as non-cash items in the statements of consolidated cash flows are the following:
Amortization:
Mining assets
494 351 165
Acquired properties 99 94 82
593 445 247
Impairment:
Mining assets
43 1 44
Acquired properties 74 - 25
Goodwill, other intangibles and non-marketable equity investments 24 2 6
141 3 75
Interest paid during the year 57 59 32
Taxation paid during the year 22 28 100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.   EMPLOYEE BENEFIT PLANS
Defined Benefit Plans
The group has made provision for pension and medical schemes covering substantially all employees. The retirement schemes as at December 31, 2005, 2004 and 2003, consists of the following which reflects the following provision values:
2005
$
2004
$
2003
$
AngloGold Ashanti Pension Fund (asset) (8) (8) -
Post Retirement medical scheme for AngloGold Ashanti South African employees
188 152 128
Other defined benefit plans 10 19 8
Sub Total
190 163 136
Transferred to other non-current assets
AngloGold Ashanti Pension Fund 8 8 -
Post retirement medical scheme for Rand Refinery employees 2 2 -
Total Provision
200 173 136
South Africa Defined Benefit Pension Fund
The plan is evaluated by independent actuaries on an annual basis as at December 31, of each year and a formal statutory valuation required by legislation as at December 31, 2005 will be completed during the first six months of 2006. In arriving at their valuation, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments.
All South African pension funds are governed by the Pension Funds Act of 1956 as amended.
Information with respect to the Defined Benefit Fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:
Pension benefits
2005
$
2004
$
2003
$
Change in benefit obligation
Benefit obligation at January 1, 216 162 100
Service cost
6                       6
4
Interest cost
14                     14
13
Plan participants’ contributions 2 2 2
Plan amendment - 22
Actuarial loss 31 10 -
Benefits paid (24) (13) (10)
Translation
(23)                     35
31
Benefit obligation at December 31, 222 216 162
Change in plan assets
Fair value of plan assets at January 1,
204 137 93
Expected return on plan assets 16 34 16
Actuarial gain
41                       -
-
Company contributions 13 12 8
Plan participants’ contributions 2 2 2
Benefits paid (24) (13) (10)
Translation
(22)                    32
28
Fair value of plan assets at December 31, 230 204 137
Funded status at end of year 8 (12) (25)
Unrecognized net actuarial loss - 20 25
Net amount recognized 8 8 -
Components of net periodic benefit cost
Service cost
6                      6
4
Interest cost
14                     14
13
Expected return on assets (16) (15) (12)
Amortization of prior service cost - - 2
Amortization of actuarial gains and losses - 1 -
Net periodic benefit cost 4 6 7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28. EMPLOYEE BENEFIT PLANS (continued)
Pension benefits
2005
$
2004
$
2003
$
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate
7.75% 7.5% 8.5%
Rate of compensation increase
(1)
5.00%                 5.0% 5.0%
Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,
Discount rate
7.75% 7.5% 8.5%
Expected long-term return on plan assets 10.14% 7.5% 8.5%
Rate of compensation increase
(1)
5.00% 5.0% 5.0%
Pension increase 4.05% 2.9% 3.6%
(1)
The short-term compensation rate increase is 5% and the long-term rate is
5.25%.
The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.
Plan assets
AngloGold Ashanti’s pension plan weighted-average asset allocations at
December 31, 2005 and 2004, by asset category are as follows:
Asset Category
Equity securities
69% 65%
Debt securities 30% 32%
Other
1%                   3%
100%               100%
Investment Policy
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
2005
2004
No. of
Shares
Percentage of
total assets
Fair Value
$
Percentage of
total assets
Fair Value
$
Related Parties
Investments held in related parties are summarized as follows:
Equity Securities
With holding Company
Anglo American plc
821,513
11.9%
27
2.2%
4
With AngloGold Ashanti and fellow subsidiaries of AA
plc
Anglo American Platinum Group
432,310
13.5%
31
0.1%
-
AngloGold Ashanti
36,936
0.8%
2
0.3%
1
Tongaat Hulett Group
189,975
1.1%
3
-
-
63 5
Other investments exceeding 5% of total plan assets
Bonds
RSA 2015 Government Bonds 13.5%
5.4%
18
-
-
RSA 2010 Government Bonds 13%
7.8%
12
8.5%
17
30                                            17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28. EMPLOYEE BENEFIT PLANS (continued)
Cash Flows
Contributions
The Company expects to contribute $7 million (2004: $11 million) to its pension plan in 2006 the reduction arises as additional contributions may no longer be required as the fund is likely to be fully funded at its next regulatory actuarial valuation.
2005
$
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2006
15
2007 15
2008 15
2009 15
2010 15
Thereafter 147
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
The last actuarial valuation was performed at December 31, 2005.
Information with respect to the defined benefit liability, which includes post-retirement medical benefits for
AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:
Other benefits
2005
$
2004
$
2003
$
Change in benefit obligation
Benefit obligation at January 1, 166 128 125
Service cost 1 1 1
Interest cost 12 13 12
Plan participants contributions 5 10 10
Amendments - (28)
(1)
Benefits paid (16) (24) (18)
Actuarial loss/(gain) 38 15 (9)
Translation (18) 23 35
Benefit obligation at December 31, 188 166 128
Funded status of the end of the year (188) (166) (128)
Unrecognized actuarial loss - 14 -
Net amount recognized (188) (152) (128)
(1)
Amendments include the reversal of the liability of $44 million which in prior years represented the excess liability not covered by members’ contributions. With the transfer of the scheme to an outside service provider, this liability is to be borne by the service provider and not by AngloGold Ashanti.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28. EMPLOYEE BENEFIT PLANS (continued)
Other benefits
2005
$
2004
$
2003
$
Components of net periodic benefit cost
Service cost
1                        1                         1
Interest cost 12 13 12
Amortization of prior service cost - 1 18
13 15                       31
The assumptions used in calculating the above amounts are:
Discount rate 7.75% 9% 10.0%
Expected increase in health care costs 5.00% 5% 5.5%
Assumed health care cost trend rates at December 31
Health care cost trend assumed for next year 5.00% 5.0% 5.5%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
5.00% 5.0%                   5.0%
Year that the rate reaches the ultimate trend N/A N/A 2005
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:
1-percentage point
increase
1-percentage point
decrease
Effect on total service and interest cost 2 (1)
Effect on post-retirement benefit obligation 19 (16)
Cash flows
Post-retirement medical plan
AngloGold Ashanti expects to contribute $13 million (2005: $12 million) to the post-retirement medical plan in 2006.
Estimated future benefit payments
$
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:
2006
13
2007 14
2008 14
2009 15
2010 16
Thereafter 113
Other Defined Benefit Plans
Other plans comprise the following and has been aggregated in the tables of change in benefit obligations, change in plan assets and components of Net Periodic Benefit Cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28. EMPLOYEE BENEFIT PLANS (continued)
Information with respect to the South American Brasil Fundambrás pension plan, for the year ended December 31, as follows:
On November 30, 1998 the defined benefit fund was converted to a defined contribution fund with an actuarial net liability of
$6 million. This liability is revised annually by independent actuaries. The transfer of funds has been approved by the governmental SPC agency and the actuarial net liability was transferred to a defined contribution plan on
September 30, 2005.
2005
$
2004
$
2003
$
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate
N/A              11.3% 11.3%
Rate of compensation increase N/A 7.1% 7.1%
Weighted-average assumptions used to determine net periodic benefit cost at December 31,
Discount rate
N/A              11.3% 11.3%
Expected long-term return on plan assets N/A 11.3% 11.3%
Rate of compensation increase N/A 7.1% 7.1%
Pension increase N/A 5.0% 5.0%
No valuation is necessary at December 31, 2005 as the fund has converted during the year to a defined contribution plan.
Plan assets
The Brasil Fundambrás defined benefit pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:
Asset Category
Debt securities
-                  95%
Property -                    4%
Cash
-                    1%
-                100%
Information with respect to the Ashanti Retired Staff pension plan, for the year ended December 31, is as follows:
The pension scheme provides a retirement benefit to former Ashanti employees that were based at the former London office. The scheme is closed to new members and participants are either retired or deferred members. The plan is evaluated by actuaries on an annual basis using the projected unit credit funding method. The contributions are made to the plan and it is funded with a marginal shortfall of $0.2 million, R1 million.
2005
$
2004
$
2003
$
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate
5.00% 5.8% -
Rate of compensation increase N/A N/A -
Weighted-average assumptions used to determine net periodic benefit cost at December 31,
Discount rate
5.00% 5.8% -
Expected long-term return on plan assets 6.07% 5.8% -
Rate of compensation increase N/A N/A -
Pension increase 2.50% 2.5% -
The expected long-term return on plan assets is determined using the after tax return of domestic bonds, fixed deposits and equity securities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28. EMPLOYEE BENEFIT PLANS (continued)
2005
$
2004
$
2003
$
Plan assets
The Ashanti Retired Staff defined benefit pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:
Asset Category
Equity securities
51% 53%
Debt securities 41% 43%
Cash 6%                    4%
Property 2%                       -
100%                100%
Information with respect to the Obuasi Mines Staff Pension Scheme, for the year ended December 31, is as follows:
The scheme provides monthly payments in Ghanaian currency (indexed to the US dollar) to retirees until death. The benefits for the scheme are based on the years of service and the compensation levels of the covered retirees. The scheme is closed to new members and all the scheme participants are retired. The scheme is unfunded and accordingly, no assets related to the scheme are recorded.
2005
$
2004
$
2003
$
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate
4.00% 4.0% -
Rate of compensation increase N/A N/A -
Weighted-average assumptions used to determine net periodic benefit cost at December 31,
Discount rate
4.00% 4.0% -
Rate of compensation increase N/A N/A -
Pension increase 3.00% 4.5% -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28. EMPLOYEE BENEFIT PLANS (continued)
Information with respect to the Retiree Medical Plan, which includes benefits for AngloGold Ashanti USA employees, for the year ended December 31, is as follows:
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
The Retiree Medical Plan is a non-contributory defined benefit plan. This plan was last evaluated by independent actuaries in December 2005 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold Ashanti USA under the Retiree Medical Plan. The evaluation of the
Retiree Medical Plan reflected liabilities of $2 million (2004: $2 million, 2003: $2 million). The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.
Other
benefits
2005
$
Other
benefits
2004
$
Other
benefits
2003
$
The assumptions used in calculating the benefit obligations at
December 31,
Discount rate
5.50% 6.0% 6.25%
Expected return on plan assets N/A N/A N/A
Rate of compensation increase N/A N/A N/A
Information with respect to the Nufcor South Africa Retiree Medical Plan, which includes benefits for the Nufcor
South Africa past employees, for the year ended December 31, is as follows:
Other
benefits
2005
$
Other
benefits
2004
$
Other
benefits
2003
$
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate 7.75% 11.0% N/A
Expected increase in health care costs 5.75% 9.0% N/A
Expected return on plan assets 7.75% 11.0% N/A
Plan Assets
The weighted-average asset allocation of the Nufcor South Africa post retirement medical fund at December 31, 2005 by asset category are as follows:
Asset Category
Unit Trust Investment Funds
100% 100% N/A
100%                  100%
N/A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28. EMPLOYEE BENEFIT PLANS (continued)
Information with respect to the Post Retirement Medical Plan and Obligation for the Rand Refinery Ltd employees, for the year ended December 31, is as follows:
Other
benefits
2005
$
Other
benefits
2004
$
Other
benefits
2003
$
Assumptions
Weighted-average assumptions used to determine benefit obligations at
December 31,
Discount rate
7.75%           10.0% N/A
Expected increase in health care costs 5.75% 8.0% N/A
Expected return on plan assets 7.26% 10.0% N/A
Plan Assets
The weighted-average asset allocation of the Rand Refinery post retirement medical fund at December 31, 2005 by asset category are as follows:
Asset Category
Debt securities
75%             90% N/A
Cash 25%             10% N/A
100%           100% N/A
2005
$
2004
$
2003
$
North America Supplemental Employee Retirement Plan (SERP)
Certain former employees of Minorco (USA) Inc. were covered under the Minorco
(USA) Inc. Supplemental Employee Retirement Plan (the SERP), a non-
contributory defined benefit plan. The SERP was last evaluated by independent actuaries in 2005 who took into account long-term estimates of inflation, mortality rates in determining the obligation of AngloGold Ashanti USA under the SERP.
This evaluation of the SERP reflected plan liabilities of $1million
(2004: $1 million, 2003: $1 million). The SERP is an unfunded plan and is evaluated by actuaries on an annual basis using the projected benefit method.
Weighted-average assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
5.5%             6.0% 6.25%
Expected return on plan assets N/A N/A N/A
Rate of compensation increase N/A N/A N/A
Weighted-average assumptions used to determine the net periodic benefit cost of the year:
Discount rate
5.50%           6.00% 6.25%
Expected return on plan assets N/A N/A N/A
Rate of compensation increase N/A N/A N/A
Pension increase
(1)
N/A               N/A N/A
(1)
Pension benefits are fixed and pension inflation thus not relevant
Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:
2005
$
2004
$
2003
$
Change in benefit obligations
Balance at beginning of year
42
18
13
Acquisition of subsidiary
-                 14
-
Transfer in
-                   3
-
Interest cost
2                    2
1
Actuarial loss
-                   3
2
Settlements and Curtailments
(25)
-
-
Benefits paid
(2)                  (1)
-
Translation
1                   2
2
Balance at end of year
18                  41
18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28. EMPLOYEE BENEFIT PLANS (continued)
2005
$
2004
$
2003
$
Change in plan assets
Fair value of plan assets at beginning of year
23 14 8
Transfer in -                        5 -
Expected return on plan assets 1 3 2
Settlements and curtailments (15) - -
Benefit paid (1)                       (1) -
Translation -                        2 1
Fair value of plan assets at end of year 8 23 11
Funded status at end of year (10) (18) (7)
Unrecognized net actuarial gain - (1) (1)
Net amount recognized (10) (19) (8)
Components of net periodic benefit cost
Interest cost
2                       2 1
Expected return on plan assets (1) (1) (1)
Amortization of actuarial gains and losses - (2) 3
1                      (1) 3
Cash flows
The other retirement defined benefit plans are all closed to new members and the current members are either retired or deferred members. The group does not make a contribution to these plans.
Estimated Future Benefit Payments
The following future benefit payments, which reflect the expected future service lives, as appropriate, are expected to be paid:
2006 1
2007 1
2008 1
2009 1
2010 1
Thereafter 13
Defined Contribution Funds
Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of contributions to retirement benefits for the year amounted to $31 million (2004: $40 million, 2003: $25 million).
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28. EMPLOYEE BENEFIT PLANS (continued)
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance Company. Both the Company and the employees make contributions to this fund. AngloGold Ashanti seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost of providing retirement benefits for the year amounted to $1 million (2004:
$1 million, 2003: $1 million).
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
The cost of providing retirement benefits for the year amounted to $2 million (2004: $4 million, 2003: $1 million). The
Sadiola, Yatela and Morila Joint Ventures are equity accounted. Refer to Note 15.
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security
Fund (NSSF) or the Parastatal Provident Fund (PPF) depending on the employee's choice and the Company also makes a contribution on the employee's behalf to the same fund. On leaving the Company, employees may withdraw their contribution from the fund. From July 2005, the Company contributes to a supplemental provident fund which has been opened with the Parastatal Provident Fund (PPF). The Company makes no contribution towards any retirement schemes for contracted expatriate employees that are members of a pension or provident fund. Contracted expatriate employees that are not members of a pension or provident fund contribute to the National Social Security Fund (NSSF) and the
Company also makes a contribution to the same fund on behalf of these employees. AngloGold Ashanti seconded employees in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti.
North America
AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 17 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti USA. AngloGold Ashanti USA's contributions were $2 million (2004: $2 million, 2003: $2 million) during the years ended December 31, 2005 and 2004.
South America
The AngloGold Ashanti South America region operates a number of defined contribution arrangements for their employees.
These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan)
and are embodied in a pension plan entity, Fundambrás Sociedade de Previdéncia Privada, which is responsible for administering the funds and making arrangements to pay the benefits. In December 2001, contributions commenced to a
PGBL fund, a plan similar to the American 401 (k) type of plan.
This plan is administered by Bradesco Previdencia e Seguros (who assumes the risk for eventual actuarial liabilities). In
2005, the local authorities approved the withdrawal of sponsorship to the previous portfolio administrator, Fundambras
Sociedade de Previdencia Privada. With this scheme, the actuarial risk is carried by the sponsors, and AngloGold Ashanti mines in Brazil provided funding of $10 million in cash in order to have the process completed by September 29, 2005.
From October 1, 2005, the PGBL fund is the sole private pension plan sponsored by the group and the cost of providing retirement benefits for the year amounted to $1 million (2004: $1 million, 2003: $1 million).
Ghana and Guinea
Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invested mainly in Ghana and Guinea governments’ treasury instruments, fixed interest deposits and other projects. The costs of these contributions for the year amounted to $3 million (2004: $2 million,
2003: not applicable).
South Africa
South Africa contributes to various industry-based pension and provident retirement plans which covers substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $19 million (2004:
$29 million, 2003: $20 million) during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29. SEGMENT AND GEOGRAPHICAL INFORMATION
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
operations.
Year ended December 31
Business segment data
2005
$
2004
$
2003
$
Revenues
Revenues from product sales:
South Africa 1,153 1,118 1,106
Argentina 101 97 77
Australia 213 172 157
Brazil 172 158 147
Ghana 314 206 -
Guinea 127 44 -
Mali 242 182 205
Namibia 36 27 26
Tanzania 233 207 107
USA 104 105 128
Zimbabwe - 4 -
2,695 2,320 1,953
Less: Equity method investments included above (242) (224) (312)
Total revenues 2,453 2,096 1,641
Depreciation and amortization expense
 South Africa
248 192 111
Argentina 22 28 28
Australia 35 30 30
Brazil 33 27 28
Ghana 113 70 -
Guinea 39 10 -
Mali 60 57 62
Namibia 7 5 3
Tanzania 56 47 12
USA 40 40 47
Zimbabwe - 1 -
653 507 321
Less: Equity method investments included above (60) (62) (74)
Total depreciation and amortization expense 593 445 247
Segment (loss)/income
South Africa
(38) 77 169
Argentina 37 24 20
Australia 39 54 9
Brazil 60 103 70
Ghana (96) (11) -
Guinea 7 (19) -
Mali 39 13 48
Namibia 11 2 8
Tanzania (35) 14 23
USA (21) (7) 3
Other, including Corporate and Non-gold producing subsidiaries (48) (4) 50
Total segment (loss)/income (45) 246 400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29. SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Year ended December 31
Business segment data
2005
$
2004
$
2003
$
Reconciliation of segment (loss)/income to Net income
 Segment total
(45)
246
400
Exploration costs
(44)
(44)
(40)
General and administrative expenses
(71)
(58)
(43)
Market development costs
(13)
(15)
(19)
Non-hedge derivative (loss)/gains
(151)
(131)
114
Taxation benefit/(expensed)
121
132
(143)
Discontinued operations
(44)
(11)
(2)
Minority interest
(23)
(22)
(17)
Cumulative effect of accounting change
(22)
-
(3)
Net (loss)/income
(292)
97
247
Segment assets
 South Africa
3,019
3,431
3,039
Argentina
248
260
264
Australia
737
711
649
Brazil
371
340
286
Ghana
2,104
2,126
-
Guinea
349
325
-
Mali
309
(1)
344
(1)
332
(1)
Namibia
51
38
30
Tanzania
1,281
1,065
171
(1)
USA
429
408
416
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries
215
348
156
Total segment assets
9,113
9,396
5,343
Expenditure for additions to long-lived assets
 South Africa
347
333
242
Argentina
15
13
10
Australia
38
28
21
Brazil
85
40
36
Ghana
90
42
-
Guinea
36
57
-
Mali
12
11
14
Namibia
5
21
2
Tanzania
78
13
10
USA
8
16
27
Zimbabwe
-
1
-
Other, including Corporate and Non-gold producing subsidiaries
8
8
1
722
583
363
Less: Equity method investments included above
(12)
(12)
(24)
Total expenditure for additions to long-lived assets
710
571
339
Geographical area data
Total revenues
South Africa
1,165
1,143
1,128
Argentina
103
100
76
Australia
215
172
157
Brazil
178
173
151
Ghana
314
209
-
Guinea
127
44
-
Mali
236
181
207
Namibia
36
28
28
Tanzania
233
208
107
USA
106
106
129
Zimbabwe
-
4
-
Other, including Corporate and Non-gold producing subsidiaries
8
6
1
2,721
2,374
1,984
Less: Equity method investments included above
(236)
(223)
(314)
Total revenues
2,485
2,151
1,670
(1)
Investment held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29. SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Year ended December 31
Business segment data
2005
$
2004
$
2003
$
Long-lived assets by area
 South Africa
2,482 2,789 2,210
Argentina
200 179                       191
Australia 606 629                       568
Brazil
299 223                       189
Ghana
2,002 2,036                            -
Guinea
286 288                            -
Mali
309
(1)
344
(1)
332
(1)
Namibia
25 27                           7
Tanzania
1,079 979                       171
(1)
USA
347 286                       300
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries 77 199 74
Total long-lived assets 7,712 7,979 4,042
(1)
Investment held.
30. ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS
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
At December 31, 2005, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is
7,285,807 (December 31, 2004: 7,272,730), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
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
·     Time related options
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
2005
Options
(000)
2005
Weighted-
average
exercise price
R
2004
Options
(000)
2004
Weighted-
average
exercise price
R
2003
Options
(000)
2003
Weighted-
average
exercise price
R
Outstanding at the beginning of the
year 1,391
126
1,604
125
2,159
125
Granted -
-
-
-
-
-
Exercised (472)
126
(193)
116
(508)
123
Forfeited (terminations)
(54)
122
(20)
131
(47)
128
Outstanding at the end of the year
865
127
1,391
126
1,604
125
Exercisable at the end of the year
758
124
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
30. ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:
2005
Options
(000)
2005
Weighted-
average
exercise price
R
2004
Options
(000)
2004
Weighted-
average
exercise price
R
2003
Options
(000)
2003
Weighted-
average
exercise price
R
Outstanding at the beginning of the
year                                                        3,426
248
2,316
259
1,179
300
Granted                                                          -
-
1,201
228
1,240
222
Exercised                                                   (3)
224
-
-
-
-
Forfeited (terminations)
(526)
248
(91)
258
(103)
287
Outstanding at the end of the year
2,897
248
3,426
248
2,316
259
Exercisable at the end of the year
-
-
-
-
-
-
Weighted-average fair value of
options granted during the year
-                                              95
78
All options which have not been exercised within ten years from the date on which they were granted automatically expire.
At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounts to 3,524,097 (2004:
2,455,770).
During the years ended December 31, 2005, 2004 and 2003 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock of the date of grants. As of December 31, 2005 no compensation expense was recognized related to the performance awards under APB No. 25.
During 2005 a total of 475,250 common shares were issued under the share incentive scheme in terms of time-based and performance awards.
The weighted average of all options outstanding as at December 31, 2005 is as follows:
Range of exercise
Prices
R
Quantity of options within
range
(000)
Weighted average
exercise price
R
Weighted average
contractual life
Years
95 - 143 705 118 3.75
144 - 211 140 157 5.39
212 - 300 2,917 248 7.54
3,762
(1)
212                                            6.54
(1)
Represents a total of 864,710 time related options and 2,897,000 performance related options outstanding as at December 31, 2005.
No options expired during the year ended December 31, 2005.
Since December 31, 2005 to and including January 31, 2006, 110,100 options have been exercised and nil options have lapsed.
Pro forma information regarding net income and earnings per share is required by SFAS123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. No grants were made with respect to the time related scheme options and performance related options during 2005. The fair value for options granted during 2004 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rates of 8.18 percent; dividend yields of 2.27 percent; volatility factors of the expected market price of the Company’s common stock of 0.300 and a weighted-average expected life of the option of 7.0 years in respect of performance based scheme options.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’
vesting period. The pro forma option expense in 2005 may not be indicative of pro forma option expense in future years.
The Company’s pro forma information follows (in millions except for per share information):
2005
$
2004
$
2003
$
Pro forma net (loss)/income (292) 90 239
Pro forma (loss)/earnings per common share
Basic (cents) (110) 36 107
Diluted (cents)
(1)
(110)                     36                    107
(1)
The calculation of diluted (loss)/earnings per common share for 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted
(loss)/earnings per common share for 2005 did not assume the effect of 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.
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
Bonus Share Plan (BSP)
The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of the Company any subsidiary of the Company or a Company under the control of AngloGold Ashanti, unless the board of directors (the board) excludes such a Company. An award in terms of the BSP may be made at any date at the discretion of the board. The board is required to determine a BSP award value and this will be converted to a ‘share’ amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.
During 2005 a total of 288 common shares were issued under the share incentive scheme in terms of the BSP.
The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. The fair value of each BSP is R197.50 per share, including dividends, or R190.76 per share, excluding dividends, having no history of any discretionary dividend payments. The higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board. The awards vest on
May 4, 2008 and will expire if not exercised by May 3, 2015.
A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:
2005
(000)
2005
Weighted-
average
exercise price
R
2004
(000)
2004
Weighted-
average
exercise price
R
Outstanding at the beginning of the year
-
-
-
-
Granted 284
198
-
-
Exercised -
-
-
-
Forfeited (terminations)
(12)
198
-
-
Outstanding at the end of the year
272
198
-
-
Exercisable at the end of the year
-
-
-
-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
Long-Term Incentive Plan (LTIP)
The LTIP is an equity settled share-based payment, intended to provide effective incentives for executives to earn shares in the Company based on the achievement of stretched Company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers and selected senior management of participating companies. Participating companies include AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a Company under the control of AngloGold
Ashanti unless the board excludes such a Company. An award in terms of the LTIP may be granted at any date during the year that the board of the Company determine and may even be more than once a year. The board is required to determine an LTIP award value and this will be converted to a ‘share’ amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.
The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the LTIP. The fair value of each LTIP is R197.50 per share, including dividends, or R190.76 per share, excluding dividends, having no history of any discretionary dividend payments. The higher fair value was used to expense the service cost of employees. The fair value is equal to the award value determined by the board. The awards vest on
May 4, 2008 and will expire if not exercised by May 3, 2015.
The main performance conditions in terms of the LTIP are:
·
up to 40 percent of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparator gold-producing companies;
·
up to 40 percent of an award will be determined by real growth (above US inflation) in earnings per share (EPS) over the performance period;
·
up to 20 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
·
three-years’ service is required.
A summary of variable equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:
2005
(000)
2005
Weighted-
average
exercise price
R
2004
(000)
2004
Weighted-
average
exercise price
R
Outstanding at the beginning of the year - - - -
Granted 369 198 - -
Exercised - - - -
Forfeited (terminations)
(5)
198
-
-
Outstanding at the end of the year 364 198 - -
Exercisable at the end of the year - - - -

During the year ended December 31, 2005 the Company recognized a compensation expense of $2 million related to BSP and LTIP awards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
31. MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT
AngloGold Ashanti’s right to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of the Company’s mineral reserves and deposits are located in South Africa.
The MPRDA vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. Prospecting, mining and mineral rights formerly regulated under Act 50 of the Minerals Act of 1991 and common law are now known as old order rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order rights the opportunity to convert their old order rights into new order rights within specified time frames.
The Department of Minerals and Energy has published, pursuant to the MPRDA, the Broad-Based Socio-Economic
Empowerment Charter for the South African Mining Industry (the Charter). The objectives of the Charter are to:
·   promote equitable access to the nation's mineral resources to all the people of South Africa;
·   substantially and meaningfully expand opportunities for HDSAs (that is, any person, category of persons or communities, disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa of 1993 came into operation) including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's mineral resources;
·   utilize the existing skills base for the empowerment of HDSAs;
·   expand the skills base of HDSAs in order to serve the community;
·   promote employment and advance the social and economic welfare of mining communities and the major labor sending areas; and
· promote beneficiation of South Africa's mineral commodities.
The Charter, compliance with which is measured using a designated Scorecard, requires that every mining Company achieve 15 percent ownership by HDSAs of its South African mining assets by May 1, 2009, and 26 percent ownership by
May 1, 2014.
The Scorecard allows for a portion of "offset" against these HDSA equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. The Company carries out such downstream activities and the Company believe these will be recognized in terms of a framework currently being devised by the South African government.
The Company has completed a number of asset sales to companies owned by HDSAs in the past seven years. The
Company estimates that these sales transferred 20 percent of the Company’s attributable production in South Africa to
HDSAs. In addition, the Company is continuing to evaluate alternative ways in which to further achieve the objectives of the Charter. On June 8, 2005, the Company announced that it was considering establishing an ESOP with a value equivalent to approximately 6 percent of the Company’s South African assets, consistent with the Company's stated
strategic intention to develop means of promoting broad-based equity participation in the Company’s Company by HDSAs.
The scope and terms of the program remain under consideration and, once finalized, an announcement will be made and, if appropriate, the terms will be put to shareholders for their approval. The Company believes that it has made significant progress towards meeting the requirements of the Charter and the Scorecard in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40% of HDSAs in management roles by 2010. The Company may incur expenses in giving further effect to the Charter and the Scorecard.
The Company was informed on August 1, 2005 by the Director General of Minerals and Energy that the Company’s applications to convert the Company’s old order mining rights to new order mining rights for the Company’s West Wits and Vaal River operations, as well as the Company’s applications for new mining rights to extend the Company’s mining areas at the Company’s TauTona and Kopanang Mines had been successful. These applications relate to all of the Company’s existing operations in South Africa. The Company is in the process of reviewing certain draft notarial rights agreements, which the
Company recently received from the Department of Minerals and Energy relating to the various rights, and will lodge these for registration with the Mining Titles Registration Office in due course.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
31. MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT (continued)
The Company submitted two applications to the Department of Minerals and Energy for the conversion of two unused old order prospecting rights to new order prospecting rights, one of which applications the Company has withdrawn. The
Department of Minerals and Energy is considering the remaining application. The notarial agreement for the West Wits operations has subsequently been executed and was lodged for registration on February 9, 2006.
Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights.
The duration of the new rights will no longer be perpetual as was the case under old order rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.
The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations in terms of the guidelines issued for converted mining rights fails to heal such breach.
The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. The Company has a policy of evaluating, minimizing and addressing the environmental consequences of the Company’s activities and, consistent with this policy and the MPRDA, conduct an annual review of the environmental costs and liabilities associated with the Company’s South African operations in light of the new, as well as existing, environmental requirements.
The South African government has announced that it is considering new legislation, whereby the new order mining rights will be subject to a State royalty. The extent and basis of that royalty are unknown at present. The draft Mineral and Petroleum
Royalty Bill was released in March 2003 for comments and proposed a royalty payment of 3 percent of gross revenue per annum, payable quarterly, in the case of gold. The draft provided that the royalty payments would have commenced upon the conversion and granting of a new mining right.
The Company and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit-based, rather than a revenue-based, royalty and in order not to delay the conversion of mineral rights from old into new order mining rights, it was recommended that the proposed royalty should only become payable from May 1, 2009, which date is the final date for conversion of the old order into new order mining rights in terms of the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On February 18, 2004, in the Budget Speech for the 2004
fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty
Bill. These included a delay in the introduction of the royalty to May 1, 2009, and confirmation of the South African government's preference for a revenue-based royalty. It was further indicated that the royalty regime would take cognizance of the mining sector's diverse production and profitability dynamics with differential rates to apply to marginal mining operations.
The introduction of the proposed royalty would have an adverse impact upon the Company’s profitability, as currently no royalty is payable to the State. However, the Minister of Finance announced also that due to the new regulatory system for the mining rights under the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty
Bill, it has become imperative to reassess the current fiscal regime as applicable to the mining and petroleum industries in
South Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from secondary tax on companies in terms of South Africa's income tax laws. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from secondary tax on companies for gold mines, despite the existence of profit. The impact of these proposed reviews is unknown at this stage, but they may have an adverse effect on the
Company’s results of operations and the Company’s financial condition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32. CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED
CONSOLIDATING FINANCIAL INFORMATION
These parent-only-financial statements and supplemental condensed consolidating financial information should be read in conjunction with the Company’s consolidated financial statements.
Transfer of certain of AngloGold Ashanti’s operations located outside South Africa to wholly-owned subsidiary
With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside
South Africa (excluding certain operations and assets in the United States, Australia and Africa) to AngloGold Ashanti
Holdings plc (originally SMI Holdings Limited and formerly AngloGold Holdings plc) (“IOMco”), its wholly-owned subsidiary.
IOMco is an Isle of Man registered Company.
IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the
“Guarantor”). Refer to Note 20. The following is condensed financial information of the registrant and consolidating financial information for the group as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the group combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)
2005
$
AngloGold Ashanti
2005
$
IOMco
2005
$
Other subsidiaries
2005
$
Cons adjustments
2005
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Sales and other income                                                                                              1,170                                 22                                  1,318                                     (25)                       2,485
Product sales                                                                                                                    1,153                                  -                                   1,300                                         -                         2,453
Interest, dividends and other                                                                                                 17                                22                                       18                                     (25)                             32
Costs and expenses                                                                                                    1,292                                76                                  1,512                                      (32)                       2,848
Production costs                                                                                                                  785                                  -                                      853                                         -                         1,638
Exploration costs                                                                                                                     5                                  -                                        39                                         -                              44
Related party transactions                                                                                                    39                                  -                                          2                                          -                             41
General and administrative                                                                                                   58                                39                                          8                                     (34)                             71
Royalties paid/(received)                                                                                                        -                                   -                                        39                                         -                              39
Market development costs                                                                                                      8                                  -                                          5                                         -                              13
Depreciation, depletion and amortization                                                                             218                                  -                                      375                                         -                            593
Impairment of assets                                                                                                             80                                   -                                        61                                        -                             141
Interest expense                                                                                                                    28                                35                                        17                                        -                              80
Accretion expense                                                                                                                  4                                  -                                          1                                         -                                5
Employment severance costs                                                                                               25                                   -                                          1                                        -                               26
(Profit)/loss on sale of assets                                                                                                  -                              (10)                                         7                                        -                               (3)
Mining contractor termination costs                                                                                         -                                  -                                           9                                        -                                 9
Non-hedge derivative loss                                                                                                    42                                12                                        95                                        2                             151
(Loss)/income before income tax provision                                                            (122)                              (54)                                  (194)                                        7                          (363)
Taxation benefit/(expensed)                                                                                                 48                                 (1)                                      74                                         -                             121
Minority interest                                                                                                                       -                                    -                                     (23)                                        -                             (23)
Equity income/(loss) in affiliates                                                                                           40                                 (1)                                        -                                          -                              39
Equity (loss)/income in subsidiaries                                                                                  (180)                                  -                                         -                                      180                                -
(Loss)/income from continuing operations                                                             (214)                              (56)                                  (143)                                     187                          (226)
Discontinued operations                                                                                                     (44)                                   -                                         -                                         -                             (44)
(Loss)/income after discontinued operations                                                        (258)                              (56)                                  (143)                                    187                          (270)
Preferred stock dividends                                                                                                  (12)                                  -                                      (13)                                      25                                -
(Loss)/income before cumulative effect of accounting change                          (270)                              (56)                                   (156)                                   212                          (270)
Cumulative effect of accounting change                                                                            (22)                                  -                                        -                                           -                            (22)
Net (loss)/income applicable to common stockholders                                      (292)                               (56)                                 (156)                                    212                          (292)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.
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
Sales and other income
1,153
6
1,013
(21)
2,151
Product sales
1,118
-
978
-
2,096
Interest, dividends and other
35
6
35
(21)
55
Costs and expenses
1,183
17
976
-
2,176
Production costs
783
-
557
-
1,340
Exploration costs
6
-
38
-
44
Related party transactions
43
-
2
-
45
General and administrative
44
1
13
-
58
Royalties paid/(received)
-
-
27
-
27
Market development costs
11
-
4
-
15
Depreciation, depletion and amortization
164
-
281
-
445
Impairment of assets
2
-
1
-
3
Interest expense
24
22
21
-
67
Accretion expense
7
-
1
-
8
Employment severance costs
6
-
1
-
7
Profit on sale of assets
(1)
-
(13)
-
(14)
Non-hedge derivative loss/(gains)
94
(6)
43
-
131
(Loss)/income before income tax provision
(30)
(11)
37
(21)
(25)
Taxation benefit/(expensed)
150
-
(18)
-
132
Minority interest
-
-
(22)
-
(22)
Equity income in affiliates
23
-
-
-
23
Equity (loss)/income in subsidiaries
(25)
-
-
25
-
Income/(loss) from continuing operations
118
(11)
(3)
4
108
Discontinued operations
(11)
-
-
-
(11)
Income/(loss) after discontinued operations
107
(11)
(3)
4
97
Preferred stock dividends
(10)
-
(11)
21
-
Income/(loss) before cumulative effect of accounting change
97
(11)
(14)
25
97
Cumulative effect of accounting change
-
-
-
-
-
Net income/(loss) applicable to common stockholders
97
(11)
(14)
25
97

The accompanying notes are an integral part of these Consolidated Financial Statements-.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)
2003
$
AngloGold Ashanti
2003
$
IOMco
2003
$
Other subsidiaries
2003
$
Cons adjustments
2003
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Sales and other income
1,179
-                                     551
(60)
1,670
Product sales
1,106
-                                    535
-
1,641
Interest, dividends and other
73
-                                     16
(60)
29
Costs and expenses
943
-                                    386
-
1,329
Production costs
704
-                                    288
-
992
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
-
247
Impairment of assets
69
-                                        6
-
75
Interest expense
21
-                                        7
-
28
Accretion expense
1
-
1
-
2
Employment severance costs
4
-
-
-
4
Profit on sale of assets
(2)
-                                    (53)
-
(55)
Non-hedge derivative gains
(111)
-                                      (3)
-
(114)
Income/(loss) before equity income and income tax
236
-                                   165
(60)
341
Taxation expensed
(109)
-                                   (34)
-
(143)
Minority interest
-
-                                   (17)
-
(17)
Equity income in affiliates
71
-                                        -
-
71
Equity income/(loss) in subsidiaries
59
-                                        -
(59)
-
Income/(loss) from continuing operations
257
-                                     114
(119)
252
Discontinued operations
(2)
-                                         -
-
(2)
Income/(loss) after discontinued operations
255
-                                     114
(119)
250
Preferred stock dividends
(8)
-                                    (52)                                    60
-
Income/(loss) before cumulative effect of accounting change
247
-                                      62
(59)
250
Cumulative effect of accounting change
-
-
(3)
-
(3)
Net income/(loss) applicable to common stockholders
247
-
59
(59)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)
2005
$
AngloGold Ashanti
2005
$
IOMco
2005
$
Other subsidiaries
2005
$
Cons adjustments
2005
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
ASSETS
Current Assets
897
1,978
4,436
(5,910)
1,401
Cash and cash equivalents
2
36
158
-
196
Restricted cash
1
-
7
-
8
Receivables
825
1,942
4,027
(5,910)
884
Trade and other receivables
62
15
132
-
209
Inter-group balances
433
1,927
3,550
(5,910)
-
Derivatives
330
-
345
-
675
Inventories
53
-
207
-
260
Materials on the leach pad
-
-
37
-
37
Assets held for sale
16
-
-
-
16
Property, plant and equipment, net
1,897
-
3,130
-
5,027
Acquired properties, net
170
-
1,242
-
1,412
Goodwill
-
247
536
(259)
524
Other intangibles, net
-
-
26
-
26
Derivatives
37
-
1
-
38
Other long term inventory
-
-
32
-
32
Materials on the leach pad
-
-
116
-
116
Other long-term assets and deferred taxation assets
2,835
2,471
294
(5,063)
537
Total assets
5,836
4,696
9,813
(11,232)
9,113
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,449
64
6,174
(5,813)
1,874
Accounts payable and other current liabilities
161
-
221
98
480
Inter-group balances
526
50
5,335
(5,911)
-
Derivatives
530
-
591
-
1,121
Short-term debt
138
12
10
-
160
Tax payable
88
2
17
-
107
Liabilities held for sale
6
-
-
-
6
Other non-current liabilities
-
-
14
-
14
Long-term debt
315
1,300
164
-
1,779
Derivatives
122
-
405
-
527
Deferred taxation liabilities
454
-
794
(96)
1,152
Provision for environmental rehabilitation
145
-
180
-
325
Other accrued liabilities
-
-
19
-
19
Provision for pension and other post-retirement medical benefits
188
-
12
-
200
Minority interest
-
-
60
-
60
Commitments and contingencies
-
-
-
-
-
Stockholders’ equity
3,163
3,332
1,991
(5,323)
3,163
Stock issued
10
3,295
315
(3,610)
10
Additional paid in capital
4,972
1
667
(668)
4,972
Accumulated (deficit)/profit
(1,143)
36
7
(43)
(1,143)
Accumulated other comprehensive income
(676)
-
1,002
(1,002)
(676)

Total liabilities and stockholders’ equity
5,836
4,696                                      9,813
(11,232)
9,113
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)
2004
$
AngloGold Ashanti
2004
$
IOMco
2004
$
Other subsidiaries
2004
$
Cons adjustments
2004
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
ASSETS
Current Assets
1,027
1,188
4,781
(5,579)
1,417
Cash and cash equivalents
17
53
206
-
276
Restricted cash
1
-
25
-
26
Receivables
898
1,135
4,282
(5,579)
736
Trade and other receivables
95
34
116
-
245
Inter-group balances
402
1,101
4,076
(5,579)
-
Derivatives
401
-
90
-
491
Inventories
92
-
163
-
255
Materials on the leach pad
-
-
105
-
105
Assets held for sale
19
-
-
-
19
Property, plant and equipment, net
1,942
-
3,058
-
5,000
Acquired properties, net
324
-
1,330
-
1,654
Goodwill
-
247
555
(259)
543
Other intangibles, net
-
-
48
-
48
Derivatives
171
-
16
-
187
Other long-term inventory
-
-
13
-
13
Materials on the leach pad
-
-
22
-
22
Other long-term assets and deferred taxation assets
3,107
2,919
188
(5,702)
512
Total assets
6,571
4,354
10,011
(11,540)
9,396
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,265
72
5,653
(5,521)
1,469
Accounts payable and other current liabilities
239
10
191
36
476
Inter-group balances
482
44
5,031
(5,557)
-
Derivatives
456
10
140
-
606
Short-term debt
29
8
278
-
315
Tax payable
52
-
13
-
65
Liabilities held for sale
7
-
-
-
7
Other non-current liabilities
-
-
4
-
4
Long-term debt
354
1,000
17
-
1,371
Derivatives
164
-
570
-
734
Deferred taxation liabilities
681
-
871
(34)
1,518
Provision for environmental rehabilitation
93
-
116
-
209
Other accrued liabilities
-
-
13
-
13
Provision for pension and other post-retirement medical benefits
152
-
21
-
173
Minority interest
16
-
43
-
59
Commitments and contingencies
-
-
-
-
-
Stockholders’ equity
3,846
3,282
2,703
(5,985)
3,846
Stock issued
10
3,294
318
(3,612)
10
Additional paid in capital
4,961
1
665
(666)
4,961
Accumulated (deficit)/profit
(702)
(11)
134
(123)
(702)
Accumulated other comprehensive income
(423)
(2)
1,586
(1,584)
(423)

Total liabilities and stockholders’ equity
6,571
4,354                               10,011
(11,540)
9,396
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)
2005
$
AngloGold Ashanti
2005
$
IOMco
2005
$
Other subsidiaries
2005
$
Cons adjustments
2005
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Net cash provided by/(used) in operating activities
258
(327)
441
(25)
347
Net (loss)/income – applicable to common stockholders
(292)
(56)
(156)
212
(292)
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change
22
-
-
-
22
(Profit)/loss on sale of assets
-
(10)
7
-
(3)
Depreciation, depletion and amortization
218
-
375
-
593
Deferred stripping costs
-
-
(28)
-
(28)
Impairment of assets
80
-
61
-
141
Deferred taxation
(88)
2
(105)
-
(191)
Other non cash items
272
(18)
80
(237)
97
Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits
16
1
35
-
52
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
75
(265)
190
-
-
Receivables
(1)
(2)
11
-
8
Inventories
20
-
(78)
-
(58)
Accounts payable and other current liabilities
(33)
21
49
-
37
Net cash provided by/(used) in continuing operations                                                                 289                       (327)                           441                               (25)                        378
Net cash used in by discontinued operations                                                                                (31)                           -                                -                                    -                          (31)
Net cash (used)/generated in investing activities                                                                (295)                        10                          (339)                                   -                        (624)
Increase in non-current investments                                                                                                    -                        (15)                           (12)                                   -                         (27)
Additions to property, plant and equipment                                                                                     (349)                          -                           (361)                                   -                       (710)
Proceeds on sale of mining assets                                                                                                      -                          10                              (2)                                    -                            8
Proceeds of sale of discontinued assets                                                                                            4                            -                                 -                                     -                            4
Proceeds on sale of investments                                                                                                         -                            -                                 1                                     -                            1
Cash effects from hedge restructuring                                                                                             55                            -                               29                                     -                          84
Net loans (advanced)/repaid                                                                                                             (5)                         15                             (11)                                    -                          (1)
Change in restricted cash                                                                                                                    -                            -                               17                                     -                          17
Net cash generated/(used) in financing activities                                                                    6                        300                           (131)                                  25                       200
Net repayments of short-term debt                                                                                                 126                           -                            (273)                                    -                       (147)
Insurance of stock                                                                                                                              9                            -                                  -                                     -                            9
Net proceeds of long-term debt                                                                                                          1                       300                              151                                    -                        452
Cash effects from hedge restructuring                                                                                             31                           -                                24                                     -                         55
Dividends paid                                                                                                                                (161)                          -                              (33)                                  25                     (169)
Net decrease in cash and cash equivalents                                                                           (31)                       (17)                            (29)                                    -                        (77)
Effect of exchange rate changes on cash                                                                                 16                           -                              (19)                                    -                          (3)
Cash and cash equivalents – January 1                                                                                     17                         53                              206                                     -                       276

Cash and cash equivalents – December 31,                                                                              2                          36                             158                                      -                       196
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)
2004
$
AngloGold Ashanti
2004
$
IOMco
2004
$
Other subsidiaries
2004
$
Cons adjustments
2004
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Net cash provided by/(used) in operating activities
570
(735)
699
(21)
513
Net income/(loss) – applicable to common stockholders
97
(11)
(14)
25
97
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change
-
-
-
-
-
Profit on sale of assets
(1)
-
(13)
-
(14)
Depreciation, depletion and amortization
164
-
281
-
445
Deferred stripping costs
-
-
(28)
-
(28)
Impairment of assets
2
-
1
-
3
Deferred taxation
(193)
-
(7)
-
(200)
Other non cash items
180
10
90
(46)
234
Net increase/(decrease) in provision for environmental rehabilitation and pension and other post-retirement medical benefits
7
(2)
(20)
-
(15)
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables                                                                    272                       (727)                          455                                     -                             -
Receivables                                                                                                                                    (16)                          (2)                            (6)                                     -                        (24)
Inventories                                                                                                                                       18                             -                            (57)                                     -                        (39)
Accounts payable and other current liabilities
42                           (3)                             17                                     -                          56
Net cash provided by/(used) in continuing operations
572                       (735)                           699                                 (21)                      515
Net cash used by discontinued operations                                                                                       (2)                           -                                  -                                     -                          (2)
Net cash used in investing activities
(630)
(200)
(165)
-
(995)
Cash acquired in acquisitions
-                             -                                56                                     -                        56
Increase in non-current investments                                                                                                  -                          (16)                            (14)                                    -                       (30)
Additions to property, plant and equipment                                                                                  (340)                            -                            (231)                                    -                     (571)
Proceeds on sale of mining assets                                                                                                     1                             -                                 9                                     -                        10
Cash effects from hedge restructuring                                                                                        (310)                            -                                  -                                     -                     (310)
Cash consideration for acquisitions or disposals                                                                           (43)                      (184)                                 -                                     -                     (227)
Net loans repaid                                                                                                                               62                              -                                 21                                   -                         83
Change in restricted cash                                                                                                                  -                              -                                 (6)                                   -                         (6)
Net cash (used)/generated in financing activities
(226)
988
(507)
21
276
Net repayments of short-term debt
(267)
-
(254)
-
(521)
Insurance of stock
3
-
-
-
3
Net proceeds of long-term debt
-
988
(199)
-
789
Cash outflows from derivatives relating to acquisitions
-
-
(24)
-
(24)
Cash effects from hedge restructuring
227
-
-
-
227
Dividends paid
(189)
-
(30)
21
(198)
Net (decrease)/increase in cash and cash equivalents
(286)
53
27
-
(206)
Effect of exchange rate changes on cash
17
-
(4)
-
13
Cash and cash equivalents – January 1
286
-
183
-
469

Cash and cash equivalents – December 31,
17
53
206
-

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)
2003
$
AngloGold Ashanti
2003
$
IOMco
2003
$
Other subsidiaries
2003
$
Cons adjustments
2003
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Net cash provided by/(used) in operating activities                                                                                 305                            -                               172                                     (60)                  417
Net income/(loss) – applicable to common stakeholders                                                                                     247                            -                                 59                                     (59)                  247
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change                                                                                                               -                            -                                    3                                        -                       3
Profit on sale of assets                                                                                                                                       (2)                           -                                 (53)                                       -                   (55)
Depreciation, depletion and amortization                                                                                                            91                            -                                 156                                        -                  247
Deferred stripping costs                                                                                                                                        -                            -                                 (32)                                       -                   (32)
Impairment of assets                                                                                                                                           66                            -                                    9                                         -                    75
Deferred taxation                                                                                                                                                92                            -                                  (20)                                       -                   72
Other non cash items                                                                                                                                      (145)                           -                                  212                                     (1)                  66
Net decrease in provision for environmental rehabilitation and pension and other
post-retirement medical benefits                                                                                                                        (82)                           -                                 (21)                                      -                 (103)
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables                                                                                        124                            -                                (124)                                      -                      -
Receivables                                                                                                                                                        (69)                            -                                   14                                       -                 (55)
Inventories                                                                                                                                                          (45)                            -                                 (33)                                      -                 (78)
Accounts payable and other current liabilities                                                                                                    27                              -                                    2                                        -                  29
Net cash provided by/(used) in continuing operations
304                             -                                172                                    (60)               416
Net cash provided by discontinued operations
1                             -                                     -                                        -                    1
Net cash used in investing activities
(236)                           -                                 (27)                                       -               (263)
Cash acquired in acquisitions
9                             -                                     -                                        -                    9
Additions to property, plant and equipment
(246)                           -                                 (93)                                       -              (339)
Proceeds on sale of mining assets
2                             -                                    4                                        -                   6
Proceeds on sale of investments
-                             -                                  56                                        -                  56
Cash consideration for acquisitions or disposals
-                             -                                    1                                        -                    1
Net loans(advanced)/repaid
(1)                           -                                    1                                        -                    -
Change in restricted cash
-                             -                                     4                                       -                    4
Net cash (used)/generated in financing activities
(14)                           -                                (125)                                    60               (79)
Net repayments of short-term debt
10                            -                                  (36)                                      -                (26)
Insurance of stock
10                            -                                      -                                        -                 10
Net proceeds of long-term debt
270                            -                                  (19)                                      -                251
Dividends paid
(304)                           -                                   (70)                                   60             (314)
Net increase in cash and cash equivalents
55                            -                                    20                                       -                 75
Effect of exchange rate changes on cash
45                            -                                      7                                       -                 52
Cash and cash equivalents – January 1
186                            -                                  156                                       -               342

Cash and cash equivalents – December 31,
286                            -                                  183                                       -               469
The accompanying notes are an integral part of these Consolidated Financial Statements.

SOCIÉTÉ DES MINES DE MORILA S.A.
FINANCIAL STATEMENTS
for the year ended 31 December 2005
Registration number: 15430
Incorporated in the Republic of Mali

Report of the Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Société des Mines de Morila S.A.
We have audited the accompanying balance sheets of Société des Mines de Morila S.A. (the "Company") as of
December 31, 2005 and 2004, and the related statements of income, cash flows, and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with International Standards on Auditing and the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and of the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the financial statements.
PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
Sunninghill, South Africa
March 9, 2006

Société des Mines de Morila S.A.
Statement of Operations
for the years ended December, 31
Note
2005
$’000
2004
$’000
2003
$’000
Revenue
13
295 909
189 740
273 931
Operating costs
(162 819)
(119 612)
(101 835)
Operating profit
14
133 090
70 128
172 096
Other expenditure – net
(4 860)
(6 566)
(10 771)
- interest received
435
92
291
- finance charges
(3 811)
(4 252)
(5 113)
- other (expenses) / income, net
(1 484)
(2 406)
(5 949)
Profit before taxation
128 230
63 562
161 325
Taxation
15
(10
837)
-
-
Net profit
117 393
63 562
161 325
See notes to the financial statements

Société des Mines de Morila S.A.
Balance sheet
At December, 31
2005
2004
Note
$’000
$’000
ASSETS
Non current assets
177 195
168 719
Mining assets
8
101 580
117 754
Deferred stripping
9
5 945
20 830
Long-term ore stockpiles
10
69 670
30 135
Current assets
123 334
97 110
Deferred stripping
9
2 817
15 925
Inventories
10
56 863
25 332
Accounts receivable
11
49 939
44 891
Prepaid expenses
9 811
8 922
Cash and equivalents
3 904
2 040
Total assets
300 529
265 829
EQUITY
Capital and reserves
Share capital
3
16
16
Distributable reserves
241 340
213 647
Other reserves
-
-
Retained income
241 340
213 647
Shareholder’s equity
241 356
213 663
Non-current liabilities
27 575
26 811
Shareholder’s subordinated loan
4
3 525
3 369
Environmental rehabilitation provision
5
9 889
9 252
Long term liabilities
6
11 142
14 190
Deferred tax liability
7
3 019
-
Current liabilities
31 598
25 355
Accounts payable
13
21 706
22 464
Taxation payable
6 844
-
Short term portion of long term liabilities
6
3 048
2 891
Total shareholders’ equity and liabilities
300 529
265 829
See notes to the financial statements

Société des Mines de Morila S.A.
Statement of changes in shareholders’ equity
for the years ended December, 31
Share
capital
$’000
Retained
income
$’000
Other
Reserves
$’000
Total
$’000
Balance at January 1, 2003
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
16
213 647
-
213 663
Net profit for the year
-
117 393
117 393
Dividends declared and paid
-
(89 700)
-
(89 700)
Balance at December 31, 2005
16
241 340
-
241 356
See notes to the financial statements

Société des Mines de Morila S.A.
Cash flow statement
for the years ended December, 31
2005
2004
2003
Note
$’000
$’000
$’000
Cash flows from operating activities
Cash generated by operating activities before
changes in working capital
16.1
184 161
83 690
177 264
Cash utilized by changes in working capital
16.2
(81 791)
(48 937)
(8 244)
Cash generated from operations
102 370
34 753
169 020
Taxation
paid
16.3
(974)
-
-
Interest paid -net
(2 586)
(3 451)
(4 223)
Net cash flows generated by operating activities
98 810
31 302
164 797
Cash flows from investing activities
Decrease in restricted cash
-
9 705
1 610
Additions to mining assets
(4 355)
(4 640)
(11 907)
Dividends paid
(89 700)
(7 000)
(174 000)
Net cash flows generated from / (utilized in)
investing activities
(94 055)
(1 935)
(184 297)
Cash flows from financing activities
Long term liabilities repaid
(2 891)
(20 748)
(21 098)
Shareholder loan (repaid)/increase
-
(16 331)
-
Net cash flows utilized in financing activities
(2 891)
(37 079)
(21 098)
Net (decrease)/increase in cash and equivalents
1 864
(7 712)
(40 598)
Cash and equivalents at beginning of year
2 040
9 752
50 350
Cash and equivalents at end of year
3 904
2 040
9 752
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
2.        Significant accounting policies
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented.
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
b) Development costs and mine plant facilities
Mine development costs and mine plant facilities are initially recorded at cost, whereafter it is measured at cost less accumulated depreciation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to evaluate and develop new orebodies, to define mineralization in existing orebodies and to establish or expand productive capacity, and is capitalized until saleable minerals are extracted from the orebody at which point the costs are depreciated over the life of the mine. Ongoing costs to maintain production are expensed as incurred.

2.        Significant accounting policies (continued)
c) Non-mining property, plant and equipment
Other non-mining property, plant and equipment are shown at cost less accumulated depreciation.
d) Depreciation and amortization
Long-lived assets include mining properties, mine development costs and mine plant facilities. These assets have useful economic lives which exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short-lived assets, which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years, using the straight-line method.
e) Mining property evaluations
The carrying amount of the long-lived assets of the Company are annually compared to the recoverable amount of the assets, or whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price.
In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the Company’s weighted average cost of capital. Revenue assumptions are based on a gold price of $400 (2004: $375) and the extraction of proven and probable reserves as per the approved mine plan. Working costs and sustaining capital expenditure are estimated based on the approved mine plan. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.
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
2.5
Deferred stripping costs
In general, mining costs are allocated to production costs, inventories and ore stockpiles, and are charged to mine production costs when the gold is sold. However, at the Company’s open pit mines, which have diverse grades and waste-to-ore ratios over the mine, the Company defers the costs of waste stripping in excess of the expected pit life average stripping ratio. These mining costs, which are commonly referred to as “deferred stripping” costs, are incurred in mining activities that are generally associated with removal of waste rock. The deferred stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. Stripping cost (including any adjustment through the deferred stripping asset) is treated as production cost and included in its valuation of inventory.
The expected pit life stripping ratios are recalculated annually in light of additional knowledge and changes in estimates.
These ratios are calculated as the ratio of the total of waste tonnes deferred at the calculation date and future anticipated waste to be mined, to anticipated future ore to be mined. Changes in the mine plan, which will include changes in future ore and waste tonnes to be mined, will therefore result in change of the expected pit life average stripping ratio, which will impact prospectively on amounts deferred or written back.
This method of accounting has the effect of smoothing costs over the life of the project. The Company believes that the method we use is the same as the method used by many mining companies in the industry with open pit mines.
2.6
Inventories
Inventories, which include consumable stores, gold in process and ore stockpiled, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and general mine and administration costs but excluding turnover, refining and taxes.

2.         Significant accounting policies (continued)
Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. High grade ore is defined as ore above 5g/t and medium grade is defined as ore above 1.4g/t. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. This does not include high grade tailings which are carried at zero value due to uncertainty as to whether they will be processed. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design.
Consumable stores are valued at average cost after appropriate provision for redundant and slow moving items have been made.
2.8      Financial instruments
Financial instruments are initially measured at cost, including transaction costs. Subsequent to initial recognition these instruments are measured as set out below. Financial instruments carried on the balance sheet include cash and cash equivalents, receivables, accounts payable, borrowings and derivative financial instruments.
2.9      Derivatives
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
Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemption are deferred until settlement. Under these contracts the group must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counter party.
Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific high probable forecasted transactions. The
Company formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item.
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
2.10    Receivables
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
2.11     Cash and cash equivalents
Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the date of purchase.
2.12     Rehabilitation costs
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

2.         Significant accounting policies (continued)
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
2.13     Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.
2.14    Borrowings
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
2.15    Accounts payable
Accounts payable are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.
2.17    Employee benefits
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
2.18     Finance Leases
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

2. Significant
accounting policies (continued)
2.19    Revenue recognition
Revenue is recognized as follows:
a)    Gold sales - Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.
These are met when the gold and silver leaves the mine’s smelthouse.
As gold sales are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the Company’s best estimate of contained metal. Subsequently adjustments are recorded in turnover to take into account final assay and weight certificates from the refinery, if different from the initial certificates. Historically the differences between the estimated and actual contained gold have not been significant.
b)     Interest income - Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.
2.20    Exploration costs
The Company expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. “probable.” In evaluating if expenditures meet this criterion to be capitalized, the Company utilized several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalized is always probable, the information that the Company use to make that determination depends on the level of exploration.
a)     Exploration and evaluation expenditure on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalized within development costs if the final feasibility study demonstrates that future economic benefits are probable.
b)     Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a pre-feasibility study, after which the expenditure is capitalized as a mine development cost. A “pre-feasibility study” consists of a comprehensive study of the viability of a mineral project that has advanced to stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The pre-feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the Company will obtain future economic benefit from the expenditures.
b)     Exploration and evaluation expenditure relating to extensions of minerals deposits which are already being mined or developed, including on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a pre-feasibility study. This economic evaluation is distinguished from a pre-feasibility study in that some of the information that would normally be determined in a pre-feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that it is more likely than not that the Company will obtain future economic benefit from the expenditures.
Costs relating to property acquisition are also capitalized. These costs are capitalized within development costs.

2.         Significant accounting policies (continued)
2.21    Taxation
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted or substantially enacted tax rates are used in the determination of deferred income tax.
Deferred tax assets are recognized to the extent that it is probable that future profit will be available against which the temporary differences can be utilized.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, and joint ventures, except where the timing of the reversal of the temporary difference can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.
3.        Share capital
Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of
Communauté Financière Africaine franc (“CFA”) 10 000 ($16.356) each:
Number of
shares
authorized
and issued
2005
$’000
2004
$’000
Morila Limited
800                          13                         13
Government of Mali 200 3 3
1 000
16 16
4.          Shareholder’s loan
2005
$’000
2004
$’000
Government of Mali 3 525 3 369
3 525 3 369
Made up of:
Principal 2 622 2 622
Deferred interest 903 747
3 525 3 369
The shareholder loan is denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum. The weighted average interest rate as at December 31, 2005 on the shareholders’ subordinated loans was 5.29%
(December 31, 2004: 4.19%).
5.
Environmental rehabilitation provision
2005
$’000
2004
$’000
Opening balance 9 252 8 809
Accretion expense 637 443
9 889 9 252

5.
Environmental rehabilitation provision (continued)
The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $12.2 million (December 31, 2004: $12.2 million), the majority of which will only be expended over the life of mine.
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
6.
Long term liabilities
2005
$’000
2004
$’000
a) Rolls Royce finance lease 11 980 14 468
b) Morila Air Liquide finance lease 2 210 2 613
14 190 17 081
Less: Current portion of long term liabilities:
a) Rolls Royce finance lease 2 633 2 489
b) Morila Air Liquide finance lease 415 402
11 142 14 190
a)
Rolls Royce finance lease
Morila finance lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which as at December 31, 2005 was approximately 20% per annum based on the lease contract. The lease is collateralized by plant and equipment whose net book value at December 31, 2005 amounted to $12.1 million (2004: $14.1 million). Average lease payment of $3.8 million are payable in instalments over the term of the lease. Two of the Company’s ultimate shareholders, being Randgold Resources Limited and AngloGold Ashanti Limited jointly guaranteed the repayment of the lease.
b)
Morila Air Liquide finance lease
Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at
December 31, 2005 was approximately 3.09% per annum. The lease is collateralized by the production units whose net book value at December 31, 2005 amounted to $1.9 million (2004: $2.5 million).
Finance lease liabilities – minimum lease payments:

6.
Long term liabilities (continued)
2005
$’000
2004
$’000
Not later than 1 year 5 349 5 645
Later than 1 year and not later than 5 years 16 017 17 751
Later than 5 years 834 4 449
22 200 27 845
Future finance costs of finance leases (8 010) (10 764)
Present value of finance lease liabilities 14 190 17 081
The present value of the finance lease liabilities is as follows:
Not later than 1 year 3 048 2 891
Later than 1 year and not later than 5 years 10 556 10 980
Later than 5 years 586 3 210
14 190 17 081
7.         Deferred taxation
Deferred tax is calculated in full on temporary differences under the liability method using a principal tax of
35% (2004: 35%).
The movement on deferred taxation is a follows:
2005
$’000
2004
$’000
At beginning of the year - -
Income statement charge 3 019 -
At end of year 3 019 -
Deferred taxation assets and liabilities comprise of the following
Deferred stripping not deductible for tax 3 067 -
Deferred taxation liability
3 067 -
Decelerated tax depreciation (48) -
Deferred taxation asset (48) -
Net deferred taxation liability 3 019 -
8.           Mining assets
2005
$’000
2004
$’000
Opening carrying amount 117 754 130 505
Additions 4 358 6 002
Depreciation (20 532) (18 753)
Closing carrying amount 101 580 117 754
Cost 198 545 194 187
Accumulated depreciation (96 965) (76 433)
Carrying amount 101 580 117 754
Long-lived assets
Long-lived assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $97.8 million as at December 31, 2005 (2004: $112.5 million).
Short-lived assets
Short-lived assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $3.8 million as at December 31, 2005 (2004: $5.3 million).

9.
Deferred stripping
2005
$’000
2004
$’000
Opening balance 36 755 26 298
Additions during the year - 10 457
Utilized during the year (27 993) -
Short-term portion (2 817) (15 925)
5 945 20 830
In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to later years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 4.36 in 2005, 3.35 in 2004 and
3.68 in 2003. The change in the average stripping ratio was due to a change in the expected average life-of-mine stripping ratio in 2005 compared to 2004. $28.0 million in costs were utilized. The deferred/released stripping costs, were calculated taking into account the actual strip ratios achieved of 2.47 for 2005, 4.98 for 2004 and 4.77 in 2003.
In addition to the above, preproduction stripping costs $8 million were capitalized as part of mining assets on initial commissioning of the mine.
10.        Inventories
2005
$’000
2004
$’000
Consumables stores 22 141 14 778
Gold in process 2 282 3 629
Short-term portion of ore stockpiles 32 440 6 925
56 863 25 332
Long-term portion of ore stockpiles 69 670 30 135
126 533 55 467
Ore stockpiles have been split between long and short-term based on the current life of mine plan estimates.
11.
Accounts receivable
2005
$’000
2004
$’000
Related party receivables
- Randgold Resources Limited - 2
- AngloGold Ashanti Limited - 22
- AngloGold Services Mali S.A. - 111
- Societe d’ Exploitation des Mines d’Or de Sadiola S.A. - 95
- Boart Long Year Mali - 2
- AngloGold Mines de Siguiri Guinea - 176
Gold sales trade receivable 8 991 9 886
Value added tax 24 763 13 297
Custom duties receivable 17 206 16 695
MDM receivable 2 522 -
Other 2 047 6 165
55 529 46 451
Impairment provision (5 590) (1 560)
49 939 44 891

12.
Accounts payable
2005
$’000
2004
$’000
Related party payables
- Randgold Resources Limited - 32
- AngloGold Ashanti Limited - 615
- AngloGold Services Mali S.A. - 761
- Societe d’Exploitation des Mines d’Or de Sadiola S.A. - 236
- Boart Long Year Mali 71 32
Trade creditors 4 514 4 170
Payroll cost accruals 679 5 003
Indirect taxes payable 7 747 3 395
Sundry accruals 8 695 8 220
21 706 22 464
13. Revenue
2005
$’000
2004
$’000
2003
$’000
Gold sales 295 196 189 287 273 385
Silver sales 713 453 546
295 909 189 740 273 931
14.
Operating profit
2005
$’000
2004
$’000
2003
$’000
Operating profit is arrived at after taking into
account the following:
Depreciation 20 532 18 753 21 562
Auditor’s remuneration
- audit fees 111 108 70
Impairment on accounts receivable 4 030 1 560 -
Royalties 15 529 11 584 16 387
Related party management fee (note 21) 2 605 2 045 2 733
15. Taxation
Major items causing the Company’s actual income tax charge to differ from estimates at the standard charge of 35% of taxable income are as follows:
2005
$’000
2004
$’000
2003
$’000
Current taxation 7 818 - -
Deferred taxation (note 7) 3 019 - -
10
837                         -                         -
The tax on the Company’s profit before tax differs
from the theoretical amount that would arise using
statutory tax rate as follows:
Profit before tax 125 261 63 562 161 325
Tax calculated at tax rate of 35% (43 841) (22 247) (56 464)
Expenses not deductible for tax purposes
- Deferred stripping 3 213 - -
- Provisions/allowances 2 526 - -
Tax holiday permanent differences (38 743) (22 247) (56 464)
Taxation charge 10 837 - -

15.       Taxation (continued)
The Company benefited from a five year tax holiday in Mali which expired on November 14, 2005. The benefit of the tax holiday to the Company was to increase its net income by $38.7 million, $22.2 million and $56.5 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2005,
2004 and 2003, respectively. Under Malian tax law upon expiration of the tax holiday, the Company’s income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.
The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at
December 31, 2005, 2004 and 2003 respectively, for deduction against future mining income.
16.
Notes to the cash flow statement
2005
$’000
2004
$’000
2003
$’000
16.1      Cash generated by operating activities
before changes in working capital
Profit before taxation 128 230 63 562 161 325
Adjustments:
-
net finance charges 3 376 4 160 4 822
- depreciation 20 532 18 753 21 562
-
environmental rehabilitation provision - 443 2 475
-
unrealized movements of financial
instruments
- 2 865 (961)
- TSF gold in process provision - 4 167 (4 167)
- provision for bad debt 4 030 1 560 -
-
deferred stripping costs utilized
(capitalized)
27 993 (10 457) (7 792)
- other non cash movements - (1 363) -
184 161 83 690 177 264
16.2     Cash utilized by changes in working capital
- Increase in accounts receivable (9 967) (29 467) (7 584)
- Increase in inventories (71 066) (23 812) (10 246)
-
(Decrease)/increase in accounts
payable
(758)                 4 342                 9 586
(81 791) (48 937) (8 244)
16.3     Taxation paid
-
Balance at beginning of year - - -
-
Charge to statement of operations 10 837 - -
- Movement in deferred taxation (3 019) - -
- Balance at end of year (6 844) - -
-      Tax paid
974 - -
17. Financial risk management
In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which makes use of off-balance sheet financial instruments. They include mainly gold forward and gold option contracts.
17.1    Concentration of credit risk
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
Included in accounts receivable is $41.7 million (2004: $30.0 million) relating to indirect taxes owing to the
Company by the State of Mali, which is denominated in Communauté Financière Africaine franc.

17.        Financial risk management (continued)
17.2     Foreign currency and commodity price risk
In the normal course of business, the Company enters into transactions denominated in foreign currencies
(primarily US$). In addition, the Company enters into transactions in a number of different currencies (primarily
Communauté Financière Africaine franc). As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.
Generally the Company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices.
These prices are in US dollars and do not expose the Company to any currency fluctuation risk. However, in periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Morila’s hedge was wound up at the end of 2005.
17.3    Interest rates and liquidity risk
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
18.
Fair value of financial instruments
The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at
December 31, 2005 and 2004. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
December 31, 2005
December 31, 2004
Carrying
amount
$’000
Fair
value
$’000
Carrying
amount
$’000
Fair
value
$’000
Financial assets
Cash and equivalents 3 904 3 904 2 040 2 040
Restricted cash - - - -
Accounts receivable 49 939 49 939 44 891 44 891
Prepaid expenses 9 811 9 811 8 922 8 922
Financial liabilities
Accounts payable 21 706 21 706 22 464 22 464
Long-term liabilities (excluding loans from shareholders) 11 142 11 142 14 190 14 190
Short term portion of long term liabilities 3 048 3 048 2 891 2 891
Estimation of fair values
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

19.
Post retirement employees benefits
Retirement benefits for employees of the Company are provided by the Mali state social security system to which the
Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the
Company for the years ended December 31, 2005, 2004 and 2003 amounted to $2.5 million, $2.7 million and $0.8 million respectively.
20.
Commitments - Capital expenditure for mining assets
2005
$’000
2004
$’000
Contracts for capital expenditure - 96
Authorized but not contracted for 1 280 2 545
1 280 2 641
21.
Related party transactions
Included in accounts payable and accounts receivable as at December 31, 2005 are amounts of $Nil million (2004:
$1.6 million) and $Nil million (2004: $0.4 million) as detailed in notes 11 and 13 above, respectively.
In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears.
The management fees for the year ended December 31, 2005 amounted to $2.6 million (2004: $2.0 million).
22.
Reconciliation to US GAAP
The Company’s financial statements included in this registration statement have been prepared in accordance with
IFRS which differs in certain respects from US GAAP. The effect of applying US GAAP principles to net profit and shareholder’s equity is set out below, together with an explanation of applicable differences between IFRS and
US GAAP.
Reconciliation of net profit
Year ended
December, 31
2005
$’000
Year ended
December, 31,
2004
$’000
Year ended
December 31,
2003
$’000
Reconciliation of Net Profit
Net profit under IFRS 117 393 63 562 161 325
US GAAP adjustments
Change in accounting principle, net of tax - - 535
Net profit under US GAAP 117 393 63 562 161 860
Other comprehensive income
Change in fair value of cash flow hedges - 18 508 2 225
Comprehensive income under US GAAP 117 393 82 070 164 085
Reconciliation of Shareholder’s Equity
Year ended
December, 31
2005
$’000
Year ended
December, 31,
2004
$’000
Total shareholder’s equity under IFRS 241 340 213 663
US GAAP adjustments
Total shareholders’ equity under US GAAP 241 340 213 663

22.
Reconciliation to US GAAP (continued)
Provision for environmental rehabilitation and change in accounting policy
Under IFRS, full provision for environmental rehabilitation is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Previously under US GAAP, expenditure estimated to be incurred on long-term environmental obligations was provided over the remaining lives of the mines through charges in the statement of operations. On January 1, 2003 the Company adopted FAS 143 “Accounting for Obligations Associated with the
Retirement of Long-Lived Assets” which eliminated this difference.
Presentation of financial statements – deferred taxation
Under IFRS, the Company has classified all of its deferred tax liabilities as non-current. U.S. GAAP however, requires classification of deferred tax liabilities and assets as current or non-current based on the classification of the related non-tax asset or liability for financial reporting purposes. Therefore, under U.S. GAAP, a portion of the deferred tax liability under IFRS, relating to the short term portion of deferred stripping balance amounting to $1 million, would be classified as a current deferred tax liability under U.S. GAAP.
Recent accounting pronouncements
In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, "Accounting for Stripping Costs Incurred
during Production in the Mining Industry," ("EITF 04-6"), which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. The Company will adopt the provisions of EITF 04-6 on January 1, 2006. The most significant impact of adoption is expected to be the removal of deferred stripping costs from the balance sheet, net of taxes, and reclassifying the balances as a cumulative effect adjustment reducing opening retained earnings by approximately $8 million.
In March 2005, the FASB issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations"
- an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in
SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that mayor may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15,
2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.
In May 2005 the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS
No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless prescribed otherwise or it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Financial statements
as of and for the year ended
December 31, 2005

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Financial statements and report of the Independent Registered Public Accounting Firm
For the year ended December 31, 2005
Contents
Report of the independent registered public accounting firm
Income statements
Balance sheets
Statements of changes in stockholders’ equity
Cash flow statements
Notes to the financial statements

Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of Société d’Exploitation des Mines d’Or de Sadiola S.A.
We have audited the accompanying balance sheets of Société d’Exploitation des Mines d’Or de Sadiola S.A. as of
December 31, 2005 and 2004, and the related statements of income, cash flows, and changes in stockholders’ equity for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of
Société d’Exploitation des Mines d’Or de Sadiola S.A. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003, in conformity with International Financial
Reporting Standards.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences, as of and for the years ended December 31, 2005, 2004 and 2003, is presented in note 19 to the financial statements.
KPMG Inc.
Registered Accountants and Auditors

Per Ian Kramer
Johannesburg, South Africa
March 10, 2006

Société d’Exploitation des Mines d’Or de Sadiola S.A..
The accompanying notes are an integral part of these financial statements.
Income statements
For the years ended December 31,
2005                      2004                    2003
Notes
US$
Revenue
1              198,138,374 187,577,578 166,574,925
Cost of sales (149,458,705) (143,463,414) (126,022,049)
Gross profit
48,679,669 44,114,164 40,552,876
Other operating expenses (2,614,446) (1,723,561) (2,355,077)
Net foreign exchange (loss) / gain (7,520,279) 636,876 3,298,374
Exceptional impairments of indirect taxes receivable
and exceptional provision for indirect taxes payable
3 (9,130,667) - -
Operating profit
2                 29,414,227 43,027,479 41,496,173
Interest income 341,515 363,185 348,543
Profit before taxation
29,755,792 43,390,664 41,844,716
Income tax expense 4 (17,671,661) (11,796,375) (10,523,433)
Profit for the year
12,084,131 31,594,289 31,321,283

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Balance sheet
As at December 31,
2005                      2004
Notes
US$
ASSETS
Non-current assets
Property, plant and equipment 5 131,872,377 140,940,384
Inventories 6 17,936,431 10,813,834
Trade and other receivables 7 14,551,010 -
164,359,818 151,754,218
Current assets
Inventories 6 43,387,635 32,542,520
Trade and other receivables 7 27,527,053 47,165,352
Taxation 14 - 802,383
Cash and cash equivalents 8 12,185,406 12,739,760
83,100,094 93,250,015
Total assets
247,459,912 245,004,233
EQUITY AND LIABILITIES
Stockholders' equity 179,029,066 206,944,935
Non-current liabilities
Provisions 9 11,655,394 7,762,218
Deferred taxation 10 5,828,420 1,521,628
17,483,814 9,283,846
Current liabilities
Trade and other payables 11 22,845,390 17,973,452
Taxation 14 8,101,642 -
Dividends payable 12 20,000,000 10,802,000
50,947,032 28,775,452
Total liabilities
68,430,846 38,059,298
Total equity and liabilities
247,459,912 245,004,233
The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Statement of changes in stockholders' equity
For the years ended December 31,
Ordinary stock
(note 15)
Non-
distributable
reserve
Retained
earnings
Total
stockholders'
equity
Note
US$
Balance at December 31, 2002 20,000,000 4,000,000 195,029,363 219,029,363
Profit for the year - - 31,321,283 31,321,283
Dividends declared - - (30,000,000) 30,000,000
Balance at December 31, 2003 20,000,000 4,000,000 196,350,646 220,350,646
Profit for the year - - 31,594,289 31,594,289
Dividends declared 12
12
- - (45,000,000) (45,000,000)
Balance at December 31, 2004 20,000,000 4,000,000 182,944,935 206,944,935
Profit for the year - - 12,084,131 12,084,131
Dividends declared 12 - - (40,000,000) (40,000,000)
Balance at December 31, 2005 20,000,000 4,000,000 155,029,066 179,029,066
The non-distributable reserve is a legal reserve created in 1997 and is a requirement of the commercial law of Mali.
This law prescribes the transfer of 10% of profits, restricted to a maximum of 20% of ordinary share capital, to a non-
distributable reserve. Such reserve only becomes distributable in the event the Company is liquidated.
The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Cash flow statements
For the years ended December 31,
2005                        2004                           2003
Notes
US$
Cash flows from operating activities
Cash generated from operations
13                  78,712,355
59,416,443 80,679,433
Increase in non-current inventories
(7,122,597)              (3,201,209)              (13,230,329)
Increase in non-current VAT refundable (17,519,010) - -
Interest received 341,515 363,185 348,543
Income tax paid 14 (4,460,844) (13,077,286) (2,390,145)
Net cash inflow from operating activities 49,951,419 43,501,133 65,407,502
Cash flows from investing activities
Capital expenditure (19,703,773) (16,075,526) (10,426,075)
Net cash outflow from investing activities (19,703,773) (16,075,526) (10,426,075)
Cash flows from financing activities
Dividends paid 12 (30,802,000) (45,198,000) (41,000,000)
Net cash outflow from financing activities
(30,802,000)             (45,198,000)            (41,000,000)
Net (decrease)/ increase in cash and cash equivalents
(554,354) (17,772,393) 13,981,427
Cash and cash equivalents at beginning of year 12,739,760 30,512,153 16,530,726
Cash and cash equivalents at end of year 8 12,185,406 12,739,760 30,512,153
The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005
1)     BUSINESS ACTIVITIES
Société d’Exploitation des Mines d’Or de Sadiola S.A.. (Semos) is a Company registered in Mali. The Company operates a mine for the commercial exploitation of gold in the Kayes region of Western Mali. Commercial production commenced on March 4, 1997.
2)     ACCOUNTING POLICIES
a.
Basis of preparation and statement of compliance
The financial statements are prepared in accordance with International Financial Reporting Standards
(IFRS). The Company's accounting policies, as set out below, are consistent in all material respects with those applied in the previous year. The financial statements are presented in US dollars.
b.
Recent accounting pronouncements
IFRIC 4 – Determining whether an Arrangement contains a Lease (January 1, 2006), which is not yet mandatory for the Company, has not been adopted in the current year.
We have assessed the significance of this new interpretation which will be applicable from January 1, 2006 and concluded that it will have no material financial impact on our financial statements.
c.
Use of estimates
The preparation of the financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors, such as historical experience and current and expected economic conditions. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production amortization; environmental decommissioning and restoration obligations; estimates of recoverable gold and other materials in stockpiles; asset impairments; post employment, post retirement and other employee benefit liabilities; and
the fair value and accounting treatment of financial instruments.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in the relevant accounting policies set out below.
d.
Foreign currency translation
Functional and presentation currency
Items included in the financial statements are measured using the currency of the primary economic environment in which the Company operates (the ‘functional currency’). The functional currency of United
States Dollars (US$) is used as opposed to the currency of the country in which the enterprise is domiciled, namely Franc de la Communauté Financière d’Afrique (F CFA). The decision has been taken on the basis of the US$ being the currency in which the enterprise operates, as its revenue and the majority of costs are
US$-based.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the approximate exchange rate at the date of the transaction.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005
e.
Property, plant and equipment
Property, plant and equipment are recorded at cost less accumulated amortization and impairments. Cost includes the present value of future decommissioning costs. Cost also includes finance charges capitalized during the construction period where such expenditure is financed by borrowings.
If there is an indication that the recoverable amount of the property, plant and equipment is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the group, and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
Amortization on assets is calculated on the units-of-production method to allocate the depreciable amount of each asset over its estimated useful life.
Major renovations are amortized over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
Plant and equipment are amortized using the units-of-production (“UOP”) method where the mine operating plan calls for production from well-defined mineral reserves.
For mobile and other equipment, the straight-line method is applied over the estimated life of the asset, which does not exceed the estimated mine life based on proved and probable mineral reserves, as the useful lives of these assets are considered to be limited to the life of the mine.
The calculation of the UOP rate of amortization could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:
·
an expansion of proved and probable mineral reserves through exploration activities;
·
the grade of mineral reserves may vary significantly from time to time ;
·
differences between actual commodity prices and commodity prices assumptions used in the estimation of mineral reserves;
·
unforeseen operational issues at the mine site; and
·
increases in capital, operating, mining, processing and reclamation costs and foreign exchange rates that could adversely affect the economic viability of mineral reserves.
Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on the straight-line method, where those lives are limited to the life of the mine.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Gains and losses on disposals are determined by comparing proceeds with the carrying amount, and are included in the income statement.
Mine development costs
Capitalized mine development costs include expenditure incurred to develop the Sadiola ore body, to define further mineralization to the existing ore body and to expand the capacity of the mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred.
Amortization of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These costs are amortized from the date on which commercial production begins.
Mine infrastructure
Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves. Other infrastructure, comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005
f.
Exploration
expenditure
Exploration costs capitalized include acquired proved and probable mineral reserves at cost at acquisition date, as well as exploration costs capitalized on the basis indicated below.
Research and exploration expenditure is expensed when it is incurred until it can be determined that the mineral property can be economically developed, at which stage all further exploration expenditure incurred to develop such property is capitalized.
g.
Impairment
The carrying amount of the Company’s assets are assessed at each balance sheet date for indicators of impairment. If such indicators exist an impairment test is performed.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
The determination of fair value is subject to risks and uncertainties including the future gold price and exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.
h.
Leased
assets
Operating lease rentals are charged against operating profits on a straight-line basis over the lease period.
i.
Stockpiles, gold in process and gold bullion inventories
Inventories are valued at the lower of cost and net realizable value, after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
·
gold bullion and gold-in-process is valued on a weighted average cost method;
·
ore stockpiles are valued on a weighted average of cost method; and
·
consumable stores are valued at average cost.
In the case of gold on hand, cost includes an appropriate share of overheads based on normal operating capacity. The cost of consumable stores includes expenditure incurred in bringing them to their existing location and condition.
Ore stockpiles not realizable within the next production cycle are classified as non-current inventories.
Costs that are incurred in, or that benefit, the production process are accumulated as stockpiles, gold in process and gold bullion inventories and are carried at the lower of cost or net realizable value. Net realizable value tests are performed at least annually and represent the estimated future sales price of the gold based on prevailing and long-term gold prices, less estimated costs to complete production and bring the gold to sale.
Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005
j.    Provisions
Provisions are recognized when the Company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the increases specific to the liability.
k.
Environmental
expenditure
Non-current environmental obligations comprising decommissioning and restoration are based on the
Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment and the Company’s environmental management plan. The Company recognizes management’s estimate of the value of liabilities for asset rehabilitation obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, with respect to decommissioning obligations, is recorded and amortized over the life of the mine. Where a related asset is not easily identifiable with a liability, the change in estimate over the course of the year is expensed.
Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.
l.     Decommissioning costs
The provision for decommissioning represents the estimated cost that will arise from rectifying damage caused before production commenced.
Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated future cash flows based on current prices. When this provision gives access to future economic benefits, an asset is recognized and included within mining infrastructure. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains from the expected disposal of assets are not taken into account when determining the provision.
m.
Restoration
costs
The provision for restoration represents the cost of restoring site damage after the commencement of production. Increases in the provision are charged to the income statement as a cost of production.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated future cash flows based on current prices. The estimates are discounted at a pre-
tax rate that reflects current market assessments of the time value of money.
Expenditure on ongoing restoration costs is expensed when incurred.
n.
Revenue
recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. This requires persuasive evidence that:
·     an arrangement exists;
·     delivery has occurred and title has transferred;
·     the seller’s price to the buyer is fixed or determinable; and
·     collectability is reasonably assured.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005
o.
Interest
income
Interest is recognized as it accrues, using the effective interest rate method.
p.
Taxation
Deferred taxation is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognized to the extent it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and if required, reduced to the extent it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilized.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantially enacted at the balance sheet date.
Current and deferred tax provisions are recognized in the income statement.
Current taxation is measured on taxable income at the applicable statutory rate enacted or substantially enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.
Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.
The Company recognizes provisions and impairments respectively for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these tax audits are different from the amounts that were initially recorded, such differences will impact the income tax expense and income tax provisions in the period in which such determination is made.
The Company recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the balance sheet date could be impacted.
Additionally, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods.
q.
Exceptional
items
Items of income and expense that are material and in management’s judgment require separate disclosure are classified as “exceptional items” on the face of the income statement. These exceptional items relate to the underlying performance of the business and include impairment charges.
r.
Dividend
distribution
Dividends to the Company’s stakeholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s stockholders.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005
s.
Financial
instruments
Financial instruments recognized on the balance sheet include trade and other receivables, cash and cash equivalents, and trade and other payables.
A financial instrument or a portion of a financial instrument will be derecognized and a gain or loss recognized when the Company loses the contractual rights or extinguishes the obligation associated with such an instrument.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement.
On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.
All financial instruments discussed below are initially measured at fair value, including transaction costs, when the Company becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.
Derivatives
The Company enters into derivative contracts to ensure a degree of price certainty and to guarantee a minimum revenue on a part of the future planned gold production.
Derivatives do not qualify for hedge accounting and are accounted for as trading instruments.
Accordingly, all derivatives are measured at their estimated fair value, with the changes in estimated fair value being reported in earnings in the periods in which they occur.
The estimated fair values of derivatives are determined with reference to market rates using industry standard valuation techniques.
t.
Trade and other receivables
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.
u.
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value, and are measured at cost as they have a short term maturity.
v.
Financial
liabilities
Financial liabilities, other than derivatives, are subsequently measured at amortized cost, using the effective interest rate method, being the original obligation less principal payments and amortizations.
w.
Employee
benefits
Short-term employee benefits
The cost of all short-term employee benefits is recognized during the period in which the employee renders the related service.
The provisions for employee entitlements to wages, salaries and annual leave represent the amount which the Company’s present obligation as a result of employees’ services provided. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005
Long-term employee benefits
A long-term provision for the long-service obligation costs to employees at the end of the life of mine represents the present value of the estimated future cash outflows resulting from employees’ services provided.
In determining this liability for employee benefits, consideration has been given to future increases in wage and salary rates, and the Company’s expected staff turnover.
Liabilities for employee benefits which are not expected to be settled within 12 months are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
The Company and all employees contribute to the Malian State social security fund. Accordingly, on retirement, the Malian employees are entitled to a retirement benefit from the Malian State. Expatriate employees are reimbursed their contributions made to the social security fund.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,
2005
2004
2003
US$
1          Revenue
Product sales
198,138,374
187,577,578
166,574,925
2         Operating profit
Operating profit is arrived at after taking account of:
Ad Valorem and CPS tax
11,874,900
11,172,594
9,950,342
Amortization of property, plant and equipment (note 5)
29,661,072
25,563,636
27,808,561
Auditors' remuneration
-
Statutory audit fees
77,853
119,948
116,215
-
External audit - audit fees
32,013
67,207
62,130
-
External audit - disbursements
-
3,800
1,369
Contributions to Malian State social security fund
2,726,692
2,778,639
2,422,890
Exploration expenditure
971,110                226,277              1,779,853
Present value adjustment on value added tax (VAT) refundable
1,021,000
-
-
Present value adjustment on refundable tax on fuel
297,000
-
-
Realized fair value loss on derivatives
-
1,102,500
465,000
Reversal of unrealized fair value gain on derivatives
-
(1,415,000)
713,158
Legal fees
45,636                 38,652                   34,000
Ore stockpile valuation adjustment
-
5,617,704
-
Provision for obsolete and slow-moving consumable stores
358,681
1,038,105
1,292,080
Remuneration other than to employees
-
management
fees
1,981,333            1,864,751                1,661,100
- mining contractor's fees
43,760,712
28,080,456
29,362,077
Salaries, wages and benefits
15,164,324
16,612,686
13,530,339
Unwinding of non-current provisions
232,867
167,817
142,596
3
Exceptional impairments of indirect taxes receivable and exceptional provision for indirect taxes payable
Impairment of advance on tax dispute (note 3.1)
5,184,786
-
-
Impairment of VAT refundable by Malian State (note 3.2)
1,947,000
-
-
Provision for 2003/2004 tax audit (note 3.3)
1,434,617
-
-
Impairment of stamp duties refundable by Malian State (note 7.1)
564,264
-
-
9,130,667
-
-
3.1 Impairment of advance on tax dispute
During November 2003, the Malian State performed a tax audit of the corporate taxation and various indirect taxes at the Company for fiscal years 2000 to 2002. The results of the audit indicated that the Company owed the Malian State
F CFA 7.9 billion (US$16.4 million as of December 31, 2004) of various taxes and penalties, which was communicated by way of a formal letter of assessment to the Company. According to Malian State officials the main reasons for the additional taxes were:
·
withholding taxes payable;
·
fringe benefits on certain facilities provided to expatriate employees that should have been taxed differently;
·
the application of the incorrect depreciation rates to certain mining assets; and
·
different interpretations of the law with respect to VAT payable on interest paid.
The Company is of the opinion that the tax filings and indirect tax submissions by the Company were in compliance with applicable laws and regulations.
Towards the end of the 2003 financial year the Malian State proposed that the Company and the Malian State settle their differences in opinion on the tax audit findings by way of the Company paying F CFA 2.5 billion (US$5.2 million as of December 31, 2004) to the Malian State. In January 2004, the Malian State threatened to close down the operations of the Company if the taxes were not paid and, as a result the Malian State requested that an advance of F CFA 2.5 billion (US$5.2 million as of December 31, 2004) be made to them in order for the Company to continue operations.
The agreement with the Malian State was that this advance was not an acknowledgement of any taxes payable and that the advance would allow the Company and the Malian State time to resolve their differences in tax interpretation, or to allow the Company the right to arbitration. No cash payment was made as a transfer was made from the current account held with the Malian State. Numerous attempts to resolve the dispute between the Malian State and the
Company between January and June 2004 failed. The US$5.2 million was included in trade and other receivables.
Without admitting that the Company filings have been prepared in an incorrect manner in terms of the prevailing laws and regulations, the directors have decided that the advance previously made to the authorities should be abandoned in order to close this issue and allow management to concentrate on the Company’s core business. Accordingly, the abandonment has been recorded as an exceptional item rather than as an under provisions of prior year taxation.
Abandonment of this amount enabled the Company to reach an agreement with the Government of Mali on all corporate taxation issues which was in dispute and to establish a protocol for the indirect taxes that were in dispute for the future.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,

3.2
Impairment of VAT refundable by Malian State
The gross amount of VAT refundable by the Malian State amounted to US$29.2 million at December 31, 2005.
Management has estimated that only US$27.3 million is recoverable based on previous VAT audits performed by the authorities. Accordingly, an impairment of VAT refundable of US$1.9 million has been made.
3.3
Provision for 2003/2004 tax audit
During the 2005 financial year a tax assessment was received for corporate company tax and for various indirect taxes by Malian authorities for the 2003 and 2004 fiscal years. Management objected to the assessment as it did not reflect the protocol agreement reached between the Company and the Government of Mali with regard to the tax audit of the Company for fiscal years 2000 to 2002 (note 3.1) and thus a dispute arose between the Malian government and the Company. As discussed in note 3.1 the Malian government required an advance be made which the Company refused. Without admitting guilt the Company decided to pay the Malian government an amount agreed by both parties.
2005
2004
2003
US$
4 Taxation
All pre-tax income and income tax expense is related to operations in Mali
Current tax expense (note 14)
13,364,869
8,092,583
11,353,204
Deferred tax expense (note 10)
4,306,792
3,703,792
(8,29,771)
17,671,661          11,796,375
10,523,433
A reconciliation of the statutory tax rate to that charged in the income statement is set out in the following table:
%
%
%
Statutory tax rate in Mali
35.0
35.0
35.0
Disallowable expenses:
-
0.1
- Net foreign exchange loss
8.8
-
-
- Exceptional impairment of indirect taxes receivable and exceptional provision for indirect taxes payable
10.7 -
-
- Other
2.2 -
-
Non-taxable income
(2.1)
(0.5)
(2.8)
Translation gain on current and deferred tax
4.8
(8.8)
(7.2)
Prior year tax expense
-
1.5
-
Effective tax rate
59.4
27.2
25.1
Exploration
costs
capitalized
Mine
development
costs
Exploration
costs
acquired
Work in
progress
Mine infra-
structure               Total
US$
US$
US$
US$
US$
US$
5
Property, plant and equipment at December 31, 2005
Cost
Balance at beginning of year
31,828,455
143,818,713
4,542,812
1,618,252
199,507,239
381,315,471
Additions
-
9,139,661
-      7,436,385
4,017,019        20,593,065
Balance at end of year
31,828,455
152,958,374
4,542,812
9,054,637
203,524,258
401,908,536
Accumulated amortization
Balance at beginning of year
22,358,679
86,438,595
-
-
131,577,813
240,375,087
Amortization for the year
3,152,215
16,150,590
-
-
10,358,267
29,661,072
Balance at December 31, 2005
25,510,894
102,589,185
-
-
141,936,080
270,036,159
Carrying amount at December 31,
2005                                                          6,317,561
50,369,189
4,542,812
9,054,637
61,588,178
131,872,377
Exploration
costs
capitalized
Mine
development
costs
Exploration
costs
acquired
Work in
progress
Mine infra-
structure
Total
US$
US$
US$
US$
US$
US$
Property, plant and equipment at December 31, 2004
Cost
Balance at beginning of year
31,828,455
131,758,228
4,542,812
686,350
199,278,636
368,094,481
Additions
-
12,060,485
-
931,902
3,083,139        16,075,526
Disposals
-
-
-
-       (2,854,536)       (2,854,536)
Balance at end of year
31,828,455
143,818,713
4,542,812
1,618,252
199,507,239
381,315,471
Accumulated amortization
Balance at beginning of year
20,718,785
74,743,002
-
-
122,204,201
217,665,988
Amortization for the year
1,639,894
11,695,593
-
-
12,228,149
25,563,636
Disposals
-
-
-
-      (2,854,536)        (2,854,537)
Balance at end of year
22,358,679
86,438,595
-
-
131,577,814
240,375,087
Carrying amount at December 31,
2004                                                             9,469,776
57,380,118
4,542,812
1,618,252
67,929,425
140,940,384

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,
2005
2004
US$
6        Inventories
Non-current portion of inventories
Ore stockpiles
17,936,431 10,813,834
Current portion of inventories
Ore stockpiles
24,920,668 16,041,803
Gold bullion and gold-in-process 4,202,424 2,845,639
Consumable stores
14,264,543                         13,655,078
Consumable stores
16,953,409                         15,985,263
Less: adjustment for obsolete and slow-moving items (2,688,866) (2,330,185)
Total current inventory 43,387,635 32,542,520
Total inventories 61,324,066 43,356,354
7
Trade and other receivables
Related party receivables
– AngloGold Ashanti Mali S.A. 28,871 149,858
– Société des Mines d’Or de Morila S.A. 21,234 315,275
– Société d'Exploitation des Mines d’Or de Yatela S.A. 135,041 325,196
– AngloGold Services Limited 491 33,417
– Other
108,915 369,514
294,552 1,193,260
Trade receivable
11,309 4,868,464
VAT refundable by Malian State (note 3.2 and 18.2.1) 26,233,829 18,378,734
Advance on tax dispute (note 3.1) - 5,184,786
Stamp duties refundable by Malian State (note 7.1) 3,884,667 4,479,717
Refundable tax on fuel (note 18.2.2) 9,891,270 9,761,660
Prepaid expenses
82,912 279,666
Other 1,679,524 3,019,065
Total current and non-current trade and other receivables 42,078,063 47,165,352
Less: non-current portion of VAT refundable by Malian State 14,551,010 -
Total current trade and other receivables 27,527,053 47,165,352
7.1
Stamp duties refundable by the Malian State
During 2002, a dispute arose between the Company and the Malian State with regards to the payment of stamp duties on gold exports due to different interpretations of the Convention Agreement and the Mining Code. In order to ensure the continuation of gold exports, the Company paid stamp duties raising an amount receivable from the Malian State.
The Company entered into arbitration to resolve the dispute. The Tribunal decision was announced in February 2003, indicating that the Company would no longer be obliged to pay stamp duties and that stamp duties to the value of F
CFA2.2 billion (US$3.2 million) should be reimbursed to the Company.
During the 2003, 2004 and 2005 financial years, management communicated with the Minister of Finance (MOF),
Minister of Domains (MOD) and the Minister of Mines (MOM) several times in an effort to recover the outstanding stamp duties. However, at the end of December 2005, the amount of US$3.9 million (2004: US$4.5 million) was still outstanding and is reflected in trade and other receivables.
The MOD represented the Malian State during the arbitration proceedings. In order for the MOF to be able to settle with the Company the outstanding stamp duties, the MOD is required to officially notify the MOF advising that the Malian
State lost the arbitration case. Subsequently the MOF has confirmed to management of the Company that they will settle the long outstanding stamp duty. F CFA 800 million (US$1.4 million) was reimbursed early in January 2006 and it is expected the balance will be paid by June 30, 2006. An impairment of US$0.6 million was made in December 2005 for the portion of the amount that management is not expecting to recover.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,
2005
2004
2003
US$
8
Cash and cash equivalents
-
-
HypoVereinsbank balances – Short-term fixed deposit 15,000,000
HypoVereinsbank balances - Current account 9,853,940 6,949,451 3,978,137
Malian bank balances 1,949,861 3,123,730 242,792
London and South African bank balances 330,214 2,622,570 11,258,655
Petty cash 51,391 44,009 32,569
12,185,406               12,739,760          30,512,513
2005
2004
US$
9
Environmental rehabilitation obligations
Provision for decommissioning
Balance at beginning of year 1,437,932 1,382,627
Unwinding of decommissioning obligation 43,138 55,305
Change in estimate 889,292 -
Balance at end of year 2,370,362 1,437,932
Provision for restoration
Balance at beginning of year 4,363,757 3,155,393
Unwinding of restoration obligation 130,913 77,633
Change in estimate 2,397,330 1,130,731
Balance at end of year 6,892,000 4,363,757
Employee long service obligation
Balance at beginning of year 1,960,529 1,417,641
Unwinding of employee long service obligation 58,816 34,879
Charge to income statement 373,687 508,009
Balance at end of year 2,393,032 1,960,529
Total provisions
11,655,394                7,762,218
Assumptions applicable to all provisions
Estimated gross future environmental rehabilitation costs US$8.8 million US$8.6 million
Estimated gross future employee long service costs US$2.5 million US$2.4 million
Discount rate 3% 4%
Inflation rate
2.25% 2%
Average discount period from the beginning of the life of mine 13 years 13 years
The average discount period is based on the current estimate of the life of mine, which is subject to revision annually.
The estimated gross future costs are based on management's best estimates at December 31, 2005, and are also subject to revision annually.
Malian State social security fund
The Company and all employees contribute to the Malian State social security fund. On retirement, the Malian employees are entitled to a retirement benefit from the Malian State. Expatriate employees are reimbursed only their contributions made to the social security fund. Accordingly, there is no obligation for defined employee benefits. The
Company's contributions to the Malian State social security fund are disclosed in note 2.
10
Deferred taxation
The deferred taxation liability relating to temporary differences is made up as follows:
- Property, plant and equipment 12,027,927 5,247,138
- Non-current provisions (4,079,389) (2,716,776)
- Inventory
(941,103)              (815,565)
- Present value adjustment on taxes receivable (997,679) -
- Other
(181,337)              (193,169)
5,828,420             1,521,628
The movement on the deferred tax liability/(asset) is as follows:
Balance at beginning of year 1,521,628 2,182,164
Deferred tax charge (note 4) 4,306,792 3,703,792
Balance at end of year 5,828,420 1,521,628

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,

2005
2004
US$
11      Trade and other payables
Related party payables
– AngloGold Services Limited 192,562 179,842
– AngloGold Ashanti Mali S.A. 496,914 535,767
– Société d’Exploitation des Mines d’Or de Yatela S.A. 55,040 94,525
– Société des Mines d’Or de Morila S.A. - 85,783
– Other 7,604 39,924
752,120 935,841
Provisions and accruals
13,416,960                11,569,571
Trade and other payables 8,676,310 5,468,040
22,845,390 17,973,452
2005
2004
2003
US$
12     Dividends paid
Amount outstanding at beginning of year 10,802,000
11,000,000              22,000,000
Dividends declared during the year 40,000,000
45,000,000              30,000,000
Less: amount outstanding at end of year
(20,000,000)             (10,802,000)            (11,000,000)
Dividends paid
30,802,000               45,198,000              41,000,000
13     Cash generated from operations
Profit before taxation
29,755,792                43,390,664              41,844,716
Adjusted for:
Non-cash movements
- adjustment for obsolete and slow-moving consumable
stores 358,681
1,038,105                1,292,080
- net foreign exchange losses / (gains) 7,520,279
(636,876)              (3,298,374)
- exceptional impairments of indirect taxes receivable and
exceptional provision for indirect taxes payable (note 3)
9,130,667                               -                                  -
- present value adjustment of VAT taxes refundable (note 2) 1,021,000 -
- present value adjustment on refundable tax on fuel 297,000 - -
- ore stockpile valuation adjustment - 5,617,704 -
- unwinding of non-current provisions 232,867 167,817 142,596
- environmental restoration charge to the income statement
2,397,330                  1,130,731                 1,017,831
- employee long service obligation charge to the income
statement 373,687 508,009 445,515
Reversal of unrealized fair value gain on derivatives - (1,415,000) 713,158
Amortization of property, plant and equipment 29,661,072
25,563,636                 27,808,561
Interest received
(341,515)                 (363,185)                    (348,543)
Other movements in working capital (1,694,505)
(15,585,162)                 11,061,893
78,712,355
59,416,443                 80,679,433
Other movements in working capital
Increase in inventories
(11,203,796)              (2,862,544)                  1,113,764
Decrease / (increase) in trade and other receivables                                  13,592,249              (9,242,362)                 (5,914,831)
(Decrease) / increase in trade and other payables (4,082,958)
(3,480,256)                15,862,960
(1,694,505)            (15,585,162)                11,061,893
14 Income tax paid
Amount (receivable) / payable at beginning of year (802,383)
4,182,320                (4,780,739)
Current tax expense (note 4)
13,364,869                  8,092,583               11,353,204
Amount (payable) / receivable at end of year
(8,101,642)                     802,383
(4,182,320)
Income tax paid
4,460,844                13,077,286                 2,390,145

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,
2005
2004
US$
15
Ordinary stock
Authorized and issued: ordinary par value stock with a
nominal value of F CFA 109 000 (US$200) each.
Held by:
Number of stock
AngloGold Ashanti Holdings PLC (subsidiary of AngloGold
Ashanti Limited)
38,000
7,600,000
7,600,000
AGEM Limited (subsidiary of IAMGOLD Corporation)
38,000
7,600,000
7,600,000
Government of Mali
18,000             3,600,000
3,600,000
International Finance Corporation
6,000
1,200,000
1,200,000
100,000            20,000,000
20,000,000
16
Contractual commitments and contingencies
16.1       Operating leases
At December 31, 2005, the Company was committed to making the following payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings.
Expiry within:
-
One
year
20,150,634
19,931,394
- Between 1-2 years
20,150,634
19,931,394
- Between 2-5 years
40,301,269
59,794,183
- After 5 years
-
-
80,602,537
99,656,971
16.2      Capital Commitments
Contracted for:
20,219,632
20,850,280
Not contracted for
9,600,266
667,225
Total authorized by the directors
29,819,898
21,517,505
The proposed capital expenditure for mine infrastructure will be financed from cash resources generated by operations of the
Company.
17         Related parties
17.1
Identity of related parties
The stockholders of the Company are disclosed in note 15. Entities within the AngloGold Ashanti group and with which the
Company has transacted, are listed in note 17.2. The directors of the Company are listed below:
DL Hodgson (Chairman)
(resigned May 4, 2005)
NF Nicolau (Chairman)
(appointed May 4, 2005)
C
Barjot
JF
Conway
Mme HN Cisse
M
Diallo
GA
Edey
MH Sabbagha
(resigned August 10, 2005)
FRL Neethling
(appointed August 10, 2005)
AW
Mbugua
T
Tanoh
LA
Dembele
MD
Keita
S
Venkatakrishnan
17.2
Material related party transactions
Material related party transactions are as follows:
Transactions
with related
parties
Net amounts
due by/(owed
to) related
parties (notes
7 & 11)
Transactions
with related
parties
Net amounts
due by/(owed
to) related
parties (notes
7 & 11)
2005 2004
US$
– AngloGold Ashanti Mali S.A.
(4,362,040)
(468,043)
(3,229,746)
(385,909)
– Société des Mines d’Or de Morila S.A. (Morila)
573,185
21,234
379,194
229,492
– Société d’Exploitation des Mines d’Or de Yatela
S.A. (Yatela)                                                                       2,986,883

80,001             3,400,908                 230,671
– AngloGold Services Limited
(3,667,155)
(192,071)
(3,697,971)
(146,425)
– Rand Refinery Limited
446,740
11,309
541,254
4,868,464
– Key Management Personnel
850,407
-
846,657
-
AngloGold Ashanti Mali S.A. and AngloGold Services Limited are service organisations within the AngloGold Ashanti group and, accordingly, provide management services to the Company. Included in transactions with AngloGold Ashanti Mali S.A. are management fees paid by the Company of US$1,981,333 (2004: US$1,864,751) (refer note 2). Morila and Yatela are associates to the Company, also located in Mali. Semos shares certain employees with Yatela, as well as the elution and smelting of the gold production process. The Company incurs only ad hoc transactions with Morila. All transactions with the service organisations and fellow associates are measured on an arm's length basis.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,
18
Risk management activities
In the normal course of its operations, the Company is exposed to, inter alia, gold price, currency and credit risks.
The Company did not acquire, hold or issue derivatives for trading purposes. The Company follows the following risk management processes to manage these risks.
18.1
Gold price risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold.
18.2         Credit
risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations in a timely manner.
The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. Although the Company sells gold to only one counterparty, the
Company does not believe that this concentration of credit results in significant credit risk. There is however a concentration of credit risk with respect to various taxes receivable from the Malian State. These taxes and the measures taken to ensure recoverability thereof are discussed in note 7, note 3 and below.
18.2.1      Vulnerability from concentrations of VAT refundable by the Malian State
VAT refundable amounted to US$26.2 million (2004 US$18.4 million) at December 31. This arises as vatable supplies are generally exempt from VAT (gold revenue) whilst most of the mine inputs are subject to VAT, resulting generally in a net input VAT receivable. VAT is refundable from the government in F CFA. The last audited value added tax return was for the period ended June 30, 2005 and at that date US$21.7 million is still outstanding and
US$6.8 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits. The Government of Mali is a shareholder in the Company and has committed to provide a repayment plan for the amounts due. Due to this uncertainty, certain amounts are expected to be received after 12 months of the balance sheet date and are classified as non-current accordingly. These amounts are also discounted to their present value using the effective interest rate method.
18.2.2      Vulnerability from concentrations of refundable tax on fuel
Reimbursable fuel duties from the Malian government, for the Company amount to US$9.9 million (2004 US$9.8 million) at December 31. Fuel duties are paid on receipt of the fuel supply and are refundable in F CFA, requiring the claim to be submitted before January 31, of the following year, and are subject to authorization by firstly the
Department of Mining and secondly the Customs and Excise authorities. The Customs and Excise authorities have approved US$6.64 million which is still outstanding, whilst US$3.56 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations. Government of Mali is a shareholder in the Company and has committed to provide a repayment plan for the amounts due. Due to this uncertainty the amounts, although reported as current assets, may take longer than 12 months to be received.
18.3         Currency risk
Since the functional currency of the Company is US Dollars, currency risk is incurred primarily as a result of purchases made in other currencies, such as the Euro, South African Rand and the Franc de la Communaté
Financière d’Afrique (F CFA). The Company does not use derivatives to hedge foreign currency transactions.
18.4
Fair values of financial instruments
The estimated fair values of the current financial instruments are determined based on relevant market information.
These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the
Company’s current financial instruments as at December 31, 2005 approximates the carrying amount of such financial instruments as reflected in the balance sheet.
US$14.6 million, included in non-current trade and other receivables relates to VAT which is expected to be refunded during the 2007 financial year. The fair value of this receivable approximates its carrying amount. All other amounts are expected to be recoverable or payable within the 2006 financial year.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,
19
Reconciliation between IFRS and US GAAP
The following table summarizes the effect on net profit and stockholders’ equity of differences between International
Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States of America
(US GAAP) as of and for the year ended December 31, 2005:
Notes
2005
2004
2003
US$
Income statement information
Net profit as per IFRS 12,084,131 31,594,290 31,321,283
US GAAP adjustments:
Amortization for the 2005 year of exploration costs previously capitalized under IFRS
19.1 3,152,215 1,639,894 2,439,206
Deferred tax thereon (1,103,275) (573,962) (853,722)
Deferred tax adjustment relating to translation differences 19.2 8,126,515 (2,451,704) (1,523,832)
Net profit as per US GAAP 22,259,586 30,208,518 31,382,935
Balance sheet information
Stockholders' equity as per IFRS 179,029,066 206,944,936 220,350,646
US GAAP adjustments:
Exploration costs capitalized under IFRS 19.1 (31,828,454) (31,828,455) (31,828,455)
Deferred tax thereon 11,139,959 11,139,959 11,139,959
Amortization of exploration costs capitalized under IFRS 19.1 25,510,894 22,358,679 20,718,785
Deferred tax thereon (8,928,813) (7,825,538) (7,251,575)
Deferred tax adjustment relating to translation differences 19.2 1,139,045 (6,987,470) 4,535,766
Stockholders’ equity as per US GAAP 176,061,697 193,802,111 208,593,594
19.1     Exploration costs capitalized under IFRS and the amortization thereof
Under IFRS, certain exploration drilling costs were capitalized based on the favourable outlook of future economic benefits associated with the areas being drilled. Under US GAAP, similar costs can be capitalized only once a bankable feasibility study has been obtained to support the probability of the future economic benefits associated with the area.
Exploration costs capitalized under IFRS are amortized on a units-of-production method. Under US GAAP, the accumulated amortization should be reversed.
The application of US GAAP would have resulted in an increase in net profit of US$2.0 million (2004: US$1.1 million and 2003: US$1.6 million) and a decrease in stockholders’ equity of US$4.1 million (2004: US$6.2 million and 2003:
US$7.2 million).
19.2     Deferred tax adjustment relating to translation differences
Under IFRS, all carrying amounts used in the computation of deferred tax are translated from US Dollars into the local tax paying currency at a closing rate of exchange, while under US GAAP, non-monetary carrying amounts are translated at their historical rates of exchange.
The application of US GAAP would have resulted in an increase in net profit of US$8.1 million (2004: decrease of
US$2.5 million and 2003: decrease of US$ 1.5 million) and an increase in stockholders’ equity of US$1.1 million (2004:
decrease of US$ 7.0 million and 2003: decrease of US$ 4.5 million).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANGLOGOLD ASHANTI LIMITED
/s/ Srinivasan Venkatakrishnan
Name:     Srinivasan Venkatakrishnan
Title:        Chief Financial Officer
Date:       March 16, 2006.