Form 20-F
ANGLOGOLD ASHANTI LTD
filed 2007-07-09
CIK 1067428

As filed with the Securities and Exchange Commission on July 09, 2007
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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
        1934
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006
Commission file number: 1-14846
AngloGold Ashanti Limited
(Exact Name of Registrant as Specified in its Charter)
Republic of South Africa
(Jurisdiction of Incorporation or Organization)
76 Jeppe Street
Newtown, Johannesburg, 2001
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
Ordinary Shares of 25 ZAR cents each
276,236,153
E Ordinary Shares of 25 ZAR cents each 4,185,770
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
(Check one):Large Accelerated Filer Accelerated Filer Non-Accelerated Filer
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
Item 4:
Information on the company
4A.      History and development of the company
26
4B.      Business overview
33
4C.      Organizational structure
101
4D. Property, plants and equipment 101
Item 4A:
Unresolved staff comments 101
Item 5:
Operating and financial review and prospects
5A.       Operating results
102
5B. Liquidity and capital resources 133
5C. Research and development, patents and licenses, etc 149
5D.       Trend
information 149
5E. Off-balance sheet arrangements 149
5F. Tabular disclosure of contractual obligations 150
Item 6:
Directors, senior management and employees
6A. Directors and senior management 151
6B.       Compensation
159
6C.       Board
practices 163
6D.       Employees
170
6E.       Share ownership
173

Item 7:
Major shareholders and related party transactions 177
7A.       Major shareholders 178
7B. Related party transactions 179
7C. Interests of experts and counsel 180
Item 8:          Financial
information
8A. Consolidated financial statements and other financial information
             Legal proceedings 181
Dividend policy 182
8B.       Significant changes 182
Item 9:
The offer and listing
9A.
Offer and listing details 183
9B. Plan of distribution 183
9C.       Markets 184
9D.       Selling shareholders 184
9E.       Dilution 184
9F. Expenses of the issue 184
Item 10:        Additional
information
10A.     Share capital 185
10B.     Memorandum and articles of association 188
10C.     Material contracts 201
10D.     Exchange controls 201
10E.     Taxation 202
10F.     Dividends and paying agents 206
10G.    Statement by experts 206
10H.     Documents on display 206
10I.      Subsidiary information 206
Item 11:
Quantitative and qualitative disclosures about market risk
207
Item 12:
Description of securities other than equity securities                                                                            213
Part II:
Item 13:
Defaults, dividend arrearages and delinquencies 214
Item 14:
Material modifications to the rights of security holders and use of proceeds 214
Item 15:        Controls
and procedures 214
Item 16A:
Audit committee financial expert
217
Item 16B:
Code of ethics
217
Item 16C:
Principal accountant fees and services
217
Item 16D:
Exemptions from the listing standards for audit committees
218
Item 16E:
Purchases of equity securities by the issuer and affiliated purchasers                                             218
Part III:
Item 17:
Financial statements 219
Item 18:        Financial
statements F- pages
Item 19:
Exhibits

Presentation of information
AngloGold Ashanti Limited
In this annual report on Form 20-F, references to AngloGold or AngloGold Ashanti, the company and the group, are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.
US GAAP financial statements
The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended
December 31, 2006, 2005 and 2004 and as at December 31, 2006 and 2005 have been prepared in accordance with
U.S. generally accepted accounting principles (US GAAP).
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
In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to € are to the lawful currency of the
European Union, references to C$ are to the lawful currency of Canada, references to ARS and peso are to the lawful currency of Argentina, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil and references to GHC or cedi are to the lawful currency of Ghana.
See “Item 3A.: Selected financial data – Exchange rate information” for historical information regarding the noon buying rate in the City of New York for cable transfers in rands as certified for customs purposes by the Federal Reserve Bank of
New York. On June 25, 2007, the noon buying rate was R7.1455 = $1.00.
Non-GAAP financial measures
In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” which have been determined using industry guidelines promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss)
before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of selected terms – Financial terms – Total cash costs” and - “Total production costs” and “Item 5A.: Operating results – Total cash costs and total production costs”.
Shares and shareholders
In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

Certain forward-looking statements
Certain statements contained in this document, other than statements of historical fact, contain forward-looking statements regarding AngloGold Ashanti's operations, economic performance or financial condition, including, without limitation, those concerning: the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti’s operations, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, AngloGold Ashanti's liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation or enforcement proceedings.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, business and operational risk management and other factors as determined in
“Item 3D.: Risk factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

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

Seismic event
A sudden inelastic deformation within a given volume of rock that radiates detectable seismic waves (energy) which results from mining activities.
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
The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
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

Financial terms
Average number of employees
The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary.
Capital expenditure
Total capital expenditure on tangible assets which includes Ore Reserve development, stay-in-business and project capital.
Discontinued operations
An operation that, pursuant to single plan, has been disposed of or abandoned or is classified as held-for-sale until conditions precedent to the sale have been fulfilled.
Effective tax rate
Current and deferred taxation as a percentage of profit before taxation.
Monetary asset
An asset which will be settled in a fixed or easily determinable amount of money.
Region
Defines the operational management divisions within AngloGold Ashanti and these are South Africa, Argentina, Australia,
Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and United States of America.
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
Total cash costs
Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Depreciation, depletion and amortization, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Total production costs
Total cash costs plus depreciation, depletion and amortization, employee severance costs, rehabilitation and other non-cash costs. Corporate administration and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.
Weighted average number of ordinary shares
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group and increased by share options that are virtually certain to be exercised.

Abbreviations
ADS American Depositary Share
ADR American Depositary Receipt
ASX                  Australian Stock Exchange
bn                     Billion
capex                Capital expenditure
CDI                   Chess Depositary Interests
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
King Code
the Code of Corporate Practices and Conduct representing the principles of good governance as laid out in the
King Report on Corporate Governance for South Africa 2002
kg                     Kilograms
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
SRP                  South African Securities Regulation Panel
SOX Sarbanes-Oxley Act of 2002
t Tons (short) or tonnes (metric)
tpm Tonnes/tons per month
tpa                    Tonnes/tons per annum
tpd                    Tonnes/tons per day
VCR                 Ventersdorp Contact Reef
VCT Voluntary counseling and testing
Currencies
$ United States dollars CHF Swiss francs
ARS Argentinean peso GHC Ghanaian cedi
A$ Australian dollars N$ Namibian dollars
BRL Brazilian real R or ZAR South African rands
€                      European Euro Tsh Tanzanian Shillings
C$                    Canadian dollars
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
Item 2: Offer statistics and expected timetable
Not applicable.
Item 3: Key information
3A. Selected financial data
The selected financial information set forth below for the years ended December 31, 2004, 2005 and 2006 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report. The selected financial information for the years ended December 31, 2002 and 2003 and as at
December 31, 2002 and 2003, has been derived from the US GAAP financial statements not included in this annual report.

Year ended December 31,
2002
(1) (2) (3)
2003
(6)
2004
(7) (8)
2005
2006
$ $
$
$
$
(in millions, except share and per share amounts)
Consolidated statement of income
Sales and other income 1,493 1,670 2,151 2,485 2,715
Product sales
(9)
1,458 1,641 2,096 2,453 2,683
Interest, dividends and other 35 29 55 32 32
Costs and expenses 1,137 1,329 2,176 2,848 2,811
Operating costs
(10)
912 1,135 1,517 1,842 1,785
Royalties 9 11 27 39 59
Depreciation, depletion and amortization 257 247 445 593 699
Impairment of assets - 75 3 141 6
Interest expense 22 28 67 80 77
Accretion expense - 2 8 5 13
Profit on sale of assets, loans and indirect taxes 11 (55) (14) (3) (36)
Mining contractor termination costs - - - 9 -
Non-hedge derivative (gain)/loss (74) (114) 123 142 208
Income/(loss) from continuing operations before income tax
equity income, minority interests and cumulative effect of
accounting change
356 341 (25) (363) (96)
Taxation (expense)/benefit (64) (143) 132 121 (122)
Minority interest (16) (17) (22) (23) (29)
Equity income in affiliates 80 71 23 39 99
Income/(loss) from continuing operations before cumulative
effect of accounting change
356 252 108 (226) (148)
Discontinued operations
(11)
- (2) (11) (44) 6
Income/(loss) before cumulative effect of accounting change 356 250 97 (270) (142)
Cumulative effect of accounting change - (3) - (22) -
Net income/(loss) – applicable to common stockholders 356 247 97 (292) (142)
Basic earnings/(loss) per common share (in $)
(12)(13)
From continuing operations 1.60 1.13 0.43 (0.85) (0.54)
Discontinued operations (0.01) (0.04) (0.17) 0.02
Before cumulative effect of accounting change 1.60 1.12 0.39 (1.02) (0.52)
Cumulative effect of accounting change - (0.01) - (0.08) -
Net income/(loss) – applicable to common stockholders 1.60 1.11 0.39 (1.10) (0.52)
Diluted earnings/(loss) per common share (in $)
(12)(13)
From continuing operations 1.60 1.13 0.42 (0.85) (0.54)
Discontinued operations - (0.01) (0.04) (0.17) 0.02
Before cumulative effect of accounting change 1.60 1.12 0.38 (1.02) (0.52)
Cumulative effect of accounting change - (0.01) - (0.08) -
Net income/(loss) – applicable to common stockholders 1.60 1.11 0.38 (1.10) (0.52)
Dividend per common share (cents)
(13)
113 133 76 56 39

As at December 31,
2002
(1) (2) (3)
2003
(4) (5) (6)
2004
(7) (8)
2005             2006
$
$
$
$
$
(in millions, except share and per share amounts)
Consolidated balance sheet data (as at period end)
Cash and cash equivalents and restricted cash
362                     479                302                 204
482
Other current assets
524                     822
1,115
1,197
1,394
Property, plants and equipment, deferred stripping, and
acquired properties, net
2,449                  3,037              6,654               6,439
6,266
Goodwill and other intangibles, net
166                     226                591                  550
566
Materials on the leach pad (long-term)
79                        7
22
116
149
Other long-term assets, derivatives, deferred taxation
assets and other long-term inventory
770                     772                 712                 607
656
Total assets
4,350                  5,343               9,396               9,113
9,513
Current liabilities
694                   1,116              1,469               1,874
2,467
Provision for environmental rehabilitation
133                     124                 209                  325
310
Deferred taxation liabilities
505                     789
1,518
1,152
1,275
Other long-term liabilities, and derivatives
1,158                  1,194               2,295               2,539
2,092
Minority interest
40                       52                   59                   60
61
Stockholders’ equity
1,820                   2,068              3,846               3,163
3,308
Total liabilities and stockholders’ equity
4,350                   5,343              9,396              9,113
9,513
Capital stock (exclusive of long-term debt and
redeemable preferred stock)
9                         9
10
10
10
Number of common shares as adjusted to reflect
changes in capital stock
222,622,022          223,136,342    264,462,894    264,938,432    276,236,153
Net assets
1,860                   2,120              3,905             3,223
3,369
(1)
Excludes the results of operations and financial condition of the Free State mines sold with effect from January 1, 2002. See “Item 4A.: History and development of the company”.
(2)
Includes the results of operations and financial condition of an additional 46.25 percent interest acquired in the Cerro Vanguardia mine located in
Argentina from July 1, 2002. See “Item 4A.: History and development of the company”.
(3)
Excludes the results of operations and financial condition of Stone and Allied Industries sold with effect from October 1, 2002. See “Item 4A.: History and development of the company”.
(4)
Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003. See “Item 4A.: History and development of the company”.
(5)
Excludes the Gawler Craton Joint Venture sold with effect from June 6, 2003. See “Item 4A.: History and development of the company”.
(6)
Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003. See “Item 4A.:
History and development of the company”.
(7)
Includes the results of operations and financial condition of Ashanti as of April 26, 2004. See “Item 4A.: History and development of the company”.
(8)
Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004. See “Item 4A.: History and development of the company”.
(9)
Product sales represent revenue from the sale of gold.
(10)  Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.
(11)  The selected financial information presented for the year ended December 31, 2002 has not been reclassified to reflect Ergo as a discontinued
operation.
(12)  The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements
“(loss)/earnings per common share”. Amounts reflected exclude E Ordinary shares.
(13)  Per share information gives effect to the December 2002 two-for-one stock split and the issuance of a total of 278,196 ordinary shares under
AngloGold’s odd-lot offer.

Annual dividends
The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. In respect of 2006, AngloGold Ashanti’s board of directors declared an interim dividend of 210 South
African cents per ordinary share on July 26, 2006, with a record date of August 18, 2006, and a payment date of
August 25, 2006, and a final dividend of 240 South African cents per ordinary share on February 12, 2007, with a record date of March 9, 2007 and a payment date of March 16, 2007.
Interim
Final
Total
Interim
Final
Total
Year ended December 31
(South African cents per ordinary share)
(US cents per ordinary share
(1)
)
2002                                                    675
675 1,350 63.81 82.12 145.93
2003                                                    375
335 710 50.73 49.82 100.55
2004                                                    170
180 350 25.62 30.37 55.99
2005                                                    170
62 232 26.09 9.86 35.95
2006                                                    210
240 450 29.40 32.38 61.78
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
Dividends may be declared in any currency at the discretion of the AngloGold Ashanti board or AngloGold Ashanti shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars,
South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant depositary to investors holding AngloGold Ashanti securities.
Moreover, fluctuations in the exchange rates of the British pound and the US dollar may have affected and are likely to affect the US dollar price of the ADSs on the NYSE and the US dollar equivalents of the United Kingdom pound price of the ordinary shares on the London Stock Exchange (LSE). For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see “Item 10D.: Exchange controls” and “Item 10E.: Taxation – Taxation of dividends”.
Exchange rate information
The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in
New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On June 25, 2007, the noon buying rate between South African rands and US dollars was
R7.1455 = $1.00.
Year ended December 31
High
Low
Year end
Average
(1)
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
2006 7.94 5.99 7.04 6.81
2007
(2)
                                                                                                  7.48 6.88 7.15 7.19
(1)
The average of the noon buying rates on the last business day of each month during the year.
(2)
Through June 25, 2007.

Exchange rate information for the months of
High
Low
December 2006 7.16                   6.94
January 2007 7.33                   6.88
February 2007 7.28                   7.07
March 2007 7.48                   7.19
April 2007 7.28                   6.98
May 2007 7.04                   6.88
June 2007
(1)
7.27                   7.08
(1)
Through June 25, 2007.
3B.
Capitalization and indebtedness
Not applicable.
3C.
Reasons for the offer and use of proceeds
Not applicable.
3D.
Risk factors
The risk factors set out in this document have been organized into three categories:
•     risks related to the gold mining industry generally;
•
risks related to AngloGold Ashanti’s operations; and
• risks related to AngloGold Ashanti’s ordinary shares and American Depositary Shares (ADSs).
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
•
changes in interest rates;
• actual or expected gold sales by central banks and the International Monetary Fund;
•      gold hedging by gold producers;
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
Year                                                                              High
Low
Average
1997                                                                                367 283 331
1998                                                                                314 273 287
1999                                                                                340 252 278
2000                                                                                317 262 279
2001                                                                                298 253 271
2002                                                                                347 278 310
2003                                                                                417 320 364
2004                                                                                456 371 410
2005                                                                                538 412 445
2006                                                                                725 525 604
Source of data: Metals Week, Reuters and London Bullion Market Association
On June 25, 2007, the afternoon fixing price of gold on the London Bullion Market was $650.75 per ounce.
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
AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increase by $0.33 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.
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
facilities.

This increase in expansion capacity has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of and an increase in the lead times to deliver these items.
In particular, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables like tires for mobile mining equipment, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, the company has experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumables and equipment result in production delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.
While suppliers and equipment manufacturers may increase capacity to meet the increased demand and therefore alleviate both shortages of, and time to deliver, strategic spares, critical consumables and mining and processing equipment, individually the companies have limited influence over manufacturers and suppliers. Consequently, shortages and increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment could have an adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.
Gold companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.
Uncertainty and cost of mineral exploration and acquisitions
Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
•      establish the presence, and to quantify the extent and grades (metal content) of mineralized material through exploration drilling;
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
As a result of these uncertainties, the exploration programmes and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of the current production with new Ore Reserves or operations. This could adversely affect its results of operations and its financial condition.
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
•
future gold, other metal and uranium prices;
• anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
• anticipated recovery rates of gold, and other metals and uranium from the ore;
• anticipated capital expenditure and cash operating costs; and
• the required return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel, that are consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:
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
Production or mining industry risks
Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:
•
environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
•      industrial accidents;
•      underground fires;
• labor disputes;
• encountering unexpected geological formations;
• unanticipated ground and water conditions;
• unanticipated increases in gold lock-up and inventory levels at the company’s heap-leach operations;
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
Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimizing the incidence, and impact of seismic activity, seismic events have in the past, and may in the future, cause employee injury and death as well as substantial damage to AngloGold Ashanti’s operations, both within South Africa and elsewhere where seismic activity may be a factor.
The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities. In addition, AngloGold Ashanti has from time to time encountered unanticipated delays and shortfalls in production as a result of these events. As a result, these events may have a material adverse effect on AngloGold Ashanti’s operational results and its financial condition.
Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.
As a consequence of public concern about the perceived ill affects of economic globalization, business generally and in particular large multinational corporations such as AngloGold Ashanti, face increasing public scrutiny of their activities.
These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimize or eliminate any damage to the interests of those stakeholders.
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
AngloGold Ashanti uses gold hedging instruments and has entered into long term sales contracts, which may prevent the company from realizing all potential gains resulting from subsequent commodity price increases in the future. AngloGold Ashanti has restructured its hedge book which has reduced protection against low gold prices.
AngloGold Ashanti currently uses hedging instruments to fix the selling price of a portion of its respective anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold
Ashanti from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.
AngloGold Ashanti has utilized commodity instruments to protect the selling price of some of its anticipated production.
The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001 the company has been reducing its hedge commitments through hedge buy-backs, deliveries into contracts and restructuring in order to provide greater participation in a rising gold price environment, the effect of which may be that only limited price protection is available in lower gold prices. For a discussion of AngloGold Ashanti’s commodity instruments see “Item 11: Quantitative and qualitative disclosures about market risk”.
A significant number of AngloGold Ashanti’s hedge contracts are not fair valued on the financial statements as they fall under the normal purchase sales exemption. Should AngloGold Ashanti fail to deliver gold into those contracts in accordance with their terms, then the company would need to account for the fair value of all of its hedge contracts on the financial statements, which could adversely affect the company’s reported financial condition.
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
Since June 2002, the weakening of the dollar against the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar has had a negative impact upon AngloGold Ashanti’s profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of
AngloGold Ashanti’s operations. In 2006, 2005, and 2004, AngloGold Ashanti derived approximately 73 percent,
67 percent and 74 percent, respectively, of its revenues from these countries and incurred approximately 61 percent,
63 percent and 72 percent, respectively, of production costs in these local currencies.
In 2006, the increase in total cash costs from 2005 was partially offset by favorable exchange variances of $7 per ounce.
In 2005, the weakening of the dollar against these local currencies accounted for nearly $4 per ounce of the increase in total cash costs from 2004. These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African rand, Brazilian real,
Argentinean peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.
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
As of December 31, 2006, AngloGold Ashanti had gross borrowings of around $1.5 billion. This level of indebtedness could have adverse effects on AngloGold Ashanti’s flexibility to do business. Under the terms of AngloGold Ashanti’s borrowing facilities from its banks it is obliged to meet certain financial and other covenants. AngloGold Ashanti expects to meet these covenants and to be able to pay principal and interest on its debt by utilizing the cash flows from operations and, therefore, its ability to do so will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control. AngloGold Ashanti may be required to utilize a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions.
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
Furthermore, substantially all AngloGold Ashanti’s indebtedness matures in the next two years. AngloGold Ashanti intends refinancing a substantial portion of its maturing indebtedness and cannot give assurance that it will be able to do so on commercially reasonable terms, if at all.
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
Contracts for sale of uranium at fixed prices could affect AngloGold Ashanti’s operating results and financial condition.
AngloGold Ashanti has also entered into contracts for the sale of uranium produced by some of its South African operations and may therefore be prevented from realizing all potential gains from increase in uranium prices to the extent that the company’s future production is covered by such contracts. Furthermore, should AngloGold Ashanti not produce sufficient quantities of uranium to cover such contracts, it may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect AngloGold Ashanti's results of operations and its financial condition.
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
The Department of Minerals and Energy (DME) has published, pursuant to the MPRDA, the Broad--Based
Socio-Economic Empowerment Charter for the South African Mining Industry (the Charter). Compliance with the Charter, measured using a designated Scorecard, requires that every mining company achieve 15 percent ownership by
Historically Disadvantaged South Africans (HDSAs) of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014 and achieve participation by HDSAs in various other aspects of management referred to below.
The Company has submitted to the DME two Social and Labor Plans – one for each of its main mining regions – detailing its specific goals in these areas.
The Scorecard allows for a portion of “offset” against the HDSA’s equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognized in terms of a framework currently being devised by the
South African government.
AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past seven years
(estimated to be equivalent to 20 percent of AngloGold Ashanti’s South African production). Furthermore, at the end of
2006 AngloGold Ashanti implemented an Employee Share Ownership Programme (ESOP) and Black Economic
Empowerment (BEE) transaction, collectively with a value equivalent to approximately 6 percent of its South African assets. This is consistent with the company’s stated strategic intention to develop means of promoting broad based equity participation in the company by HDSAs and with an undertaking made to the DME as a condition for the granting to the company of its new order mining rights. AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter, the Scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programmes to help achieve the requirement of having 40 percent of management roles being held by HDSAs by 2010. AngloGold Ashanti will incur expenses in giving further effect to the Charter and the
Scorecard and the implementation of the ESOP will affect the company’s results of operations. See “Item 5: Operating and financial review and prospects – Establishment of a Black Economic Empowerment (BEE) transaction in South Africa” for a detailed discussion on the implementation of ESOP.
AngloGold Ashanti was informed on August 1, 2005, by the Director General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines, had been successful.
These applications relate to all of its existing operations in South Africa. AngloGold Ashanti has reviewed certain draft notarial rights agreements, which it received from the Department of Minerals and Energy relating to the various rights.
The notarial agreement for the West Wits operations has subsequently been executed and registered as has the notarial agreement for Jonkerskraw, which forms a portion of the Vaal River rights. The notarial agreements for the Vaal River operations are pending. AngloGold Ashanti submitted two applications to DME for the conversion of two unused old order prospecting rights to new order prospecting rights, one of which it has subsequently withdrawn. The DME has approved the conversion of the remaining prospecting right which had been registered.
Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The AngloGold Ashanti rights that have been converted and registered do not differ significantly from the relevant old order rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. Furthermore, the
MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.
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
requirements.
The proposed introduction of South African State royalties where a significant portion of AngloGold Ashanti’s mineral reserves and operations are located could have an adverse effect on its results of operations and its financial condition.
The South African government has announced the details of the proposed new legislation, whereby the new order rights will be subject to a State royalty. The Mineral and Petroleum Resources Royalty Bill was published on October 11, 2006 and provides for the payment of a royalty of 1.5 percent of gross revenue attributable to refined gold per year, payable quarterly. The royalty is tax deductible. The payment of royalties will commence on May 1, 2009, if the Bill is passed by
Parliament in its current form.
Certain factors may affect AngloGold Ashanti’s ability to support the carrying value of its property, plants and equipment, acquired properties, investments and goodwill on its balance sheet.
AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which identifiable cash flows are identifiable as independent of cash flows of other mining assets and liabilities.
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
Diversity in interpretation and application of accounting literature in the mining industry may impact AngloGold
Ashanti’s reported financial results
The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, AngloGold Ashanti capitalizes the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. (See
“Item 5: Operating and financial review and prospects – Critical accounting policies”). As and when diversity in interpretation and application is addressed, it may impact AngloGold Ashanti’s reported results should the adopted interpretation differ from the position followed by AngloGold Ashanti.
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
For example, in Mali and Tanzania, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favorable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.
Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the
Democratic Republic of Congo and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the company’s operations in such regions. In the event that continued operations in these countries compromise
AngloGold Ashanti’s security or business principles, it may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on its results of operations and its financial condition.
Labor disruptions and/or increased labor costs could have an adverse effect on AngloGold Ashanti’s operating results and financial condition.
As at December 31, 2006, approximately 69 percent (2005: 72 percent) of AngloGold Ashanti’s workforce excluding contractors or 62 percent of total workforce was located in South Africa. Approximately 97.8 percent of the workforce on its
South African operations is unionized, with the National Union of Mineworkers (NUM) representing the majority of unionized workers.

AngloGold Ashanti’s employees in some South American countries and Ghana are also highly unionized. Trade unions have a significant impact on AngloGold Ashanti’s labor relations climate, as well as on social and political reforms, most notably in South Africa.
It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. A two-year wage agreement was signed with NUM in August 2005, following negotiations between NUM, United Associations of South Africa (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. Agreement was only reached after a four-day strike which affected all of AngloGold Ashanti’s operations in South Africa.
Labor costs represent a substantial proportion of AngloGold Ashanti’s total operating costs and in many operations, including South African operations, is the company’s single largest operating cost category. The two-year wage agreement will be reviewed in June 2007 in negotiation with NUM, UASA, Solidarity and the Chamber of Mines and this process is likely to result in further increase in labor costs in South Africa. These increases in labor costs, including those in other parts of the world, in the absence of further productivity increases, will have an adverse impact on the company’s results of operations and financial condition.
There is a risk that strikes or other types of conflict with unions or employees may occur at any one of AngloGold Ashanti’s operations. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future.
Should any labor disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
The use of mining contractors at certain of AngloGold Ashanti’s operations may expose it to delays or suspensions in mining activities and increases in mining costs.
Mining contractors are used at certain of AngloGold Ashanti’s mines, including Sadiola, Morila and Yatela in Mali, Siguiri in
Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, AngloGold Ashanti does not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Furthermore, increases in contract mining rates, in the absence of associated productivity increases, will have an adverse impact on the company’s results of operations and financial condition.
AngloGold Ashanti competes with mining and other companies for key human resources.
AngloGold Ashanti competes with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe combined with the global shortage of key mining industry human resource skills, including geologist, mining engineers, metallurgists and skilled artisans.
The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of the global industry wide shortages, AngloGold Ashanti is also required to achieve employment equity targets of participation by HDSAs in management and other positions.
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

AngloGold Ashanti faces certain risks in dealing with HIV/AIDS which may adversely affect its results of operations and its financial condition.
AIDS remains the major health care challenge faced by AngloGold Ashanti’s South African operations. Accurate prevalence data for AIDS is not available. The South African workforce prevalence studies indicate that the percentage of
AngloGold Ashanti’s South African workforce that may be infected by HIV may be as high as 30 percent. AngloGold
Ashanti is continuing to develop and implement various programmes aimed at helping those who have been infected with
HIV and preventing new infections. Since 2001 AngloGold Ashanti has offered a voluntary counseling and HIV testing programme for employees in South Africa. In 2002 AngloGold Ashanti began to offer anti-retroviral therapy (ART) to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti commenced a roll-out of the treatment to all eligible employees desiring it. Currently approximately 3,750 employees are on the wellness programme and as at December 2006, approximately 1,589 employees were receiving treatment using anti-retroviral drugs.
The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral therapy, is on average R1,300 ($185) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the programme in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation.
AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of
AIDS to materially and adversely affect its results of operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently its results of operations and its financial condition could be adversely affected.
AngloGold Ashanti faces certain risks in dealing with malaria, particularly at its operations located in Africa, which may have an adverse effect on its results of operations.
Malaria is a significant health risk at all of AngloGold Ashanti’s operations in Central, West and East Africa where the disease assumes epidemic proportions because of ineffective national control programmes. The disease is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men.
Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of
AngloGold Ashanti’s operations located in these regions.
The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect upon the results of AngloGold Ashanti’s operations and its financial condition.
The primary areas of focus in respect of occupational health within AngloGold Ashanti’s operations are noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and it continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act
(COIDA) that provides for compensation to non-miners who have OLD.
COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of AngloGold Ashanti’s employees would be compensated as compared with those eligible for compensation under
ODMWA.
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
The relevant mining companies have entered into a settlement agreement and will establish a not-for-profit water company to conduct the water pumping activities at the highest lying shaft which is owned by Stilfontein Gold Mining Company (in liquidation). The three mining companies will contribute equally to the cost of establishing and initially running the water company until it becomes self funding.
Some of AngloGold Ashanti’s power supplies are not always reliable and have on occasion forced it to halt or curtail activities at its mines. Power fluctuations and power cost increases may adversely affect AngloGold
Ashanti’s results of operations and its financial condition.
All of AngloGold Ashanti’s mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority (VRA) an entity controlled by the government of Ghana, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA’s principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage the group’s equipment.
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
financial condition.
In order to address this problem and to supplement the power generated by the VRA, AngloGold Ashanti have agreed together with the other three principal gold producers in Ghana to acquire (and equally fund) an 85 megawatt, diesel-fired, power plant that could be converted to gas supply once the anticipated West African Gas Pipeline is developed. While
AngloGold Ashanti believes that this additional power should alleviate any current power shortages, it may not do so if the power supply from the VRA further deteriorates due to either reduced power generation or increased demand from other users.
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
Risks related to AngloGold Ashanti’s ordinary shares and American Depositary Shares (ADSs)
Sales of large quantities of AngloGold Ashanti’s ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.
The market price of AngloGold Ashanti’s ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti’s ordinary shares or ADSs may decide to sell them at any time.
AngloGold Ashanti has entered into a registration rights agreement with AA plc that would facilitate US registration of additional offers and sales of AngloGold Ashanti shares that AA plc makes in the future, subject to certain conditions.
Sales of ordinary shares or ADSs if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for AngloGold Ashanti ordinary shares or ADSs, causing their market prices to decline. In April 2006 Anglo American plc (AA plc) sold 19,685,170 ordinary shares it held in AngloGold Ashanti, reducing AA plc’s shareholding in AngloGold Ashanti from approximately 51 percent of outstanding shares to approximately 42 percent as at December 31, 2006. AA plc has stated that it intends to reduce and ultimately to exit its gold company holdings and that it will continue to explore all available options to exit AngloGold Ashanti in an orderly manner.
Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti’s securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.
AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold
AngloGold Ashanti’s securities. This may reduce the value of these securities to investors. The Memorandum and Articles of Association of the company allows for dividends and distributions to be declared in any currency at the discretion of
AngloGold Ashanti’s board of directors, or its shareholders at a general meeting. If and to the extent that AngloGold
Ashanti opts to declare dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds,
Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound,
Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold
Ashanti’s securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.
The recently announced proposal by the South African Government to replace Secondary Tax on Companies with withholding tax on dividends and other distributions may impact on the amount of dividends or other distributions received by the company’s shareholders
On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in phases between 2007 and 2009. Although this may reduce the tax payable by the South African operations of the company thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

Item 4: Information on the company
AngloGold Ashanti, as it conducts business today, was formed on April 26, 2004 following the business combination of
AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti) which was incorporated in Ghana on
August 19, 1974.
4A.
History and development of the company
AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company’s 21 operations comprising open-pit and underground mines and surface metallurgical plants are located in ten countries (Argentina,
Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America), and are
supported by extensive exploration activities. The combined proven and probable Ore Reserves of the group amounted to
66.0 million ounces as at December 31, 2006.
AngloGold Ashanti is listed on the following securities exchanges under the respective trading symbols:
º   Johannesburg (ANG) – the company’s primary listing;
º   New York (AU) in the form of American Depositary Shares (ADSs). Each ADS is equivalent to one ordinary share;
º   Australia (AGG) in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs). Each CDI
    is equivalent to one-fifth of an ordinary share;
º    London (ANG);
º    Paris (VA);
º    Brussels (ANG); and
º   Ghana (AGA) in the form of Ghanaian Depositary Shares (GhDSs) under the symbol AADS. Each GhDS is equivalent to one-hundredth of an ordinary share.
AngloGold Ashanti Limited (formerly AngloGold Limited) (Registration number 1944/017354/06) was incorporated in the
Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs) and
operates under the South African Companies Act, 61 of 1973, as amended. Its principal executive office is located at
76 Jeppe Street, Newton, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone
+27 11 637-6000). AngloGold Ashanti’s US offices are at the offices of AngloGold Ashanti North America Incorporated,
7400 East Orchard Road, Suite 350, Greenwood Village, CO 80111.
AngloGold was formed in June 1998 through the consolidation of the gold interests of Anglo American Corporation of
South Africa Limited (AAC) and its associated companies into a single, focused, independent, global gold company. Vaal
Reefs, the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorized share capital, effective March 30, 1998.
AngloGold then acquired, in share-for-share exchanges in terms of South African schemes of arrangement and following shareholder approval, all of the issued share capital of the following participating companies:
º   East Rand Gold and Uranium Company Limited (Ergo);
º   Eastvaal Gold Holdings Limited (Eastvaal);
º   Southvaal Holdings Limited (Southvaal);
º   Free State Consolidated Gold Mines Limited (Freegold);
º   Elandsrand Gold Mining Company Limited (Elandsrand);
º   H.J. Joel Gold Mining Company Limited (HJ Joel); and
º   Western Deep Levels Limited (Western Deep Levels)
(collectively the “participating companies”). A total of 51,038,968 ordinary shares were issued to AAC and
66,010,118 ordinary shares to other shareholders in exchange for their shares in these companies.
In addition, AngloGold acquired in private transactions with AAC and minority shareholders certain share interests in gold mining companies, including:
º   approximately 17 percent of Driefontein Consolidated Limited (Driefontein);
º   100 percent of Anmercosa Mining (West Africa) Limited (Anmin West Africa);
º   approximately 89 percent of Western Ultra Deep Levels Limited (Western Ultra Deep);

º   approximately 52 percent of Eastern Gold Holdings Limited (Eastern Gold);
º   70 percent of Erongo Mining and Exploration Company Limited (Erongo); and
º   other sundry share interests
(collectively the “share interests companies”). A total of 25,734,446 ordinary shares were issued to AAC and
957,920 ordinary shares to minority shareholders in exchange for their shares in these companies. AngloGold also acquired certain gold exploration and mining rights from AAC and other companies in exchange for which 1,623,080 ordinary shares were issued to AAC and 4,210,412 ordinary shares to other companies. Prior to the consolidation, Vaal
Reefs was a client company of AAC under a service agreement and HJ Joel was a client company of Johannesburg
Consolidated Investments Limited (JCI) under another service agreement. Under these agreements, AAC and JCI provided certain technical, administrative, secretarial and purchasing services. In connection with the above transaction,
AngloGold acquired from AAC and JCI all the rights under these service agreements relating to the participating companies listed above. AngloGold now provides these services. The rights under the service agreements were acquired from AAC in exchange for 6,834,872 ordinary shares of AngloGold, and the rights under the service agreement from JCI were acquired for a cash amount of R62.5 million ($11 million).
The consolidation was approved by the required majorities of the shareholders of AngloGold and the participating companies and became effective on June 29, 1998, for accounting purposes. The participating companies and the
50 percent or more owned share interests companies became subsidiaries, and the less than 50 percent owned share interests companies became associate companies.
Effective March 31, 1999, AngloGold purchased Minorco’s gold interests located primarily in North and South America.
Effective April 30, 1999, AngloGold acquired the remaining 30 percent interest in Erongo for R30 million ($5 million).
Effective December 31, 1999, AngloGold acquired Acacia Resources in Australia, including all or part of new mining operations and exploration activities. A total of 18,020,776 AngloGold shares were issued in this transaction.
Effective July 3, 2000, AngloGold acquired an effective 40 percent interest in the Morila mine located in Mali from
Randgold Resources.
Effective December 15, 2000, AngloGold acquired a 50 percent interest in the Geita mine located in northern Tanzania from Ashanti Goldfields Company Limited. Following the business combination, Ashanti’s 50 percent interest was acquired.
In 2000, in support of its market development initiatives, AngloGold acquired a 25 percent interest in OroAfrica, South
Africa’s largest manufacturer of gold jewellery and a 33 percent holding in GoldAvenue, an e-commerce business in gold, created jointly with JP Morgan and Produits Artistiques de Metaux Precieux (PAMP). Gold Avenue continued to sell gold jewellery by catalogue and through the internet until early 2004, when it was wound-up.
In December 2000, agreement was reached with Harmony Gold Mining Company Limited, whereby Harmony agreed to purchase AngloGold’s Elandsrand and Deelkraal mines with effect from February 1, 2001, for an amount of
R872 million ($109 million). On April 9, 2001, the sale became unconditional.
In terms of an agreement signed with African Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company
Limited) (ARM) in January 1998, the No. 2 Shaft Vaal River Operations was tributed to ARM on the basis that 40 percent of all revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold. With effect from
July 1, 2001, AngloGold announced that it had disposed of its interests in No. 2 Shaft Vaal River Operations to ARM for
R10 million ($1 million).
On September 5, 2001, AngloGold announced that it was to make a takeover offer for Normandy Mining Limited
(Normandy), Australia’s largest listed gold mining company. Arising out of the offer, a total of 6,869,602 AngloGold ordinary shares were issued. This excluded 143,630 AngloGold ordinary shares issued under the top-up facility to
Normandy shareholders. The takeover offer did not come to fruition and the Normandy shares acquired were sold on the market on January 21, 2002, realizing a total of $158 million.

On April 11, 2002, AngloGold announced that the final condition precedent for the sale of its Free State assets to African
Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company Limited) and Harmony Gold Mining Company
Limited, through a jointly-owned company, had been fulfilled for a net consideration of R2,523 million ($229 million)
(including tax payable by AngloGold and net of contractual obligations) pursuant to the sale. The sale was effective from
January 1, 2002.
During July 2002 AngloGold acquired an additional 46.25 percent of the equity, as well as the total loan assignment, of
Cerro Vanguardia SA, a company conducting gold mining operations in Argentina, from Pérez Companc International SA, for a net consideration of $97 million, thereby increasing its interest in Cerro Vanguardia to 92.5 percent.
AngloGold disposed of its wholly-owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, a stone crushing company, to a joint venture of that company’s existing management and a group of black entrepreneurs, with effect from
October 1, 2002, for a consideration of R5 million, comprising R1.4 million in respect of the equity interest and
R3.6 million, in respect of a loan claim. In respect of the equity interest, R450,000 in cash and the outstanding balance of
R950,000 together with the loan of R3.6 million is payable in five equal annual installments, together with interest, commencing October 1, 2003. The agreement of sale provides for a 10 percent interest in Stone and Allied Industries
(O.F.S.) Limited to be held by Masakhisane Investment Limited, a wholly-owned subsidiary established by AngloGold in terms of its Small and Medium Enterprises Development Initiative, which company will render technical and administrative assistance to the purchasers until the total amount of the consideration has been settled. During 2006 Masakhisane
Investment Limited sold its interest in Stone and Allied Industries (O.F.S.) Limited.
On April 8, 2003, AngloGold announced that it had reached agreement with Helix Resources Limited for the sale of its interest in the Gawler Craton and Tarcoola Joint Ventures in South Australia. As announced on June 6, 2003, the sale of
AngloGold’s 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project was finalized, for a consideration comprising cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million Helix options exercisable at A$0.25 per option before November 30, 2005, with an additional payment of
$335,000 (A$500,000) deferred to the delineation of 350,000 ounces. Helix’s proposed acquisition of AngloGold’s rights to the Tarcoola Project, 60 kilometers to the south, was excluded from the final agreement. This resulted in a restructure of the terms of the original agreement as announced on April 8, 2003. On April 23, 2005, the company received a further
416,667 full paid Helix shares and 37,281 Helix options following a rights issue. The company did not exercise its rights in terms of the Helix options which expired on November 30, 2005.
On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project, located in the State of Amapá, North Brazil, to Mineraç o Pedra Breanca do Amapari, for a total consideration of $18 million. The effective date of the transaction was May 19, 2003. Since acquiring the property as part of the Minorco transaction,
AngloGold sought to prove up additional reserve ounces in order to achieve a size and lifespan that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell.
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
In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties. Based on an agreement reached between the parties, AngloGold Ashanti was paid on August 25, 2004, approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained.
On July 8, 2003, AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines Limited for a consideration of $25 million and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold
Resources Limited for a consideration of $23 million.
In August 2003, AngloGold announced the launch of an offering of R2 billion bonds due 2008, followed by an announcement of August 27, 2003, which advised the pricing of the offering at 10.5 percent. The offer closed and was settled on August 28, 2003.

On September 18, 2003, AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields Limited of a portion of the Driefontein mining area to AngloGold for a cash consideration of
R315 million ($48 million).
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
The business combination between AngloGold and Ashanti Goldfields Company Limited (Ashanti), initially announced on
May 16, 2003, was completed with effect from Monday, April 26, 2004, following the confirmation by the High Court in
Ghana on Friday, April 23, 2004, of the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti. In the business combination, Ashanti shareholders received 0.29 ordinary shares or 0.29 ADSs of
AngloGold for every Ashanti share or Ashanti GDS (Global Depositary Security) held. Ashanti became a private company and a wholly-owned subsidiary of AngloGold and AngloGold changed its name to AngloGold Ashanti Limited on
April 26, 2004, the effective date of the transaction. As a result of the business combination, a total of 38,400,021 ordinary shares were issued to Ashanti shareholders, 75,731 ordinary shares were issued to Ashanti warrant holders and
2,658,000 ordinary shares were issued to the Government of Ghana in fulfillment of the agreements and undertakings contained in the Stability Agreement during 2004.
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
In a joint announcement made on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a total consideration of
$2.255 million, to be settled in two tranches, $0.75 million immediately and the balance ($1.505 million) to be settled within six months of the satisfaction of all conditions to the sale agreement. The sale was effective on September 1, 2004, and all conditions to the sale agreement were satisfied on April 22, 2005.
Subsequently in August 2005, AngloGold Ashanti and Mwana Africa Holdings (Proprietary) Limited agreed that the second payment of $1.505 million would be settled by an immediate payment of $1 million and the subsequent issue to AngloGold
Ashanti of 600,000 Mwana Africa plc shares, once that company listed on the London Stock Exchange. Mwana Africa plc is a junior exploration and mining company with assets located in Zimbabwe as well as in the Democratic Republic of
Congo. As at December 31, 2006, AngloGold Ashanti retains its 600,000 shares in Mwana Africa Holdings (Proprietary)
Limited. The sole operating asset of Ashanti Goldfields Zimbabwe Limited as sold to Mwana Africa Holdings (Proprietary)
Limited was the Freda-Rebecca Gold Mine.

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
On October 11, 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5
Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of
A$5 million ($4 million). The placement was to be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines. For a period of 2 years commencing in October 2004, AngloGold Ashanti had the right to enter into
Joint Venture arrangements on Red 5's tenements (excluding their Siana project) with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these Joint Venture areas. On August 26,
2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of A$0.8 million
($0.6 million), thereby increasing its holding to 14.1 percent. As at December 31, 2006, AngloGold Ashanti held 13 percent in Red 5 Limited, after the dilution of shareholding (from 14.1 percent) resulting from the increase in issued share capital.
On September 18, 2006, AngloGold Ashanti elected to exercise a second Joint Venture option with Red 5 Limited – the
Outer Siena Joint Venture, located to the south-east of Boyongan - in terms of which the Company will spend a minimum of A$1.5 million ($1.2 million) in the first year with no interest. The Company may earn between 52 percent and 58.5 percent interest in two tenements through an additional expenditure of A$4 million ($3 million), with a right to increase its holding by 8 percent to 9 percent through an additional spend of A$5 million ($4 million).
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
On April 15, 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRD Gold, Harmony and AngloGold Ashanti to share equally the costs of pumping water at some shafts of
DRD Gold’s North West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRD Gold’s threat to cease funding the pumping of water at these shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005.
On April 29, 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in
Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold
Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black
Swan and Jasper Hills joint ventures to Crescent Gold Limited, for a total consideration of A$4 million ($3 million). The transaction was concluded in December 2006.
On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from
AngloGold Ashanti, its Weltevreden mine in an all script deal valued on May 6, 2005 at R75 million ($11 million).
On December 19, 2005, Aflease was acquired by sxr Uranium One Incorporated (formerly Southern Cross Incorporated).
As certain conditions precedent to the agreement with regards to mining rights conversion were not fulfilled as of
December 31, 2006, the Company has separately classified assets and liabilities for Weltevreden presented in the consolidated balance sheet, as held for sale.
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

On August 2, 2005, AngloGold Ashanti announced that the company had received notification from the Director-General of
Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. In its application for these rights, the company committed itself to achieving the Mining
Charter’s goals, including: 40 percent representation in management of Historically Disadvantaged South Africans within five years; participating in local economic development programmes in the areas where it operates and from which it draws its labor; and meeting the Mining Charter’s empowerment ownership target.
On August 11, 2005, AngloGold Ashanti announced that it had disposed of its La Rescatada project to ARUTANI SAC, a local Peruvian corporation, for a total consideration of $12.5 million with an option to repurchase 60 percent of the project should economically viable reserves in excess of 2 million ounces be identified within three years, and accordingly, the accounting consequences will be deferred.
On October 26, 2005, AngloGold Ashanti announced that it welcomed the announcement by Anglo American that it intends to provide AngloGold Ashanti with greater flexibility to pursue its strategy by deciding to reduce its shareholding in the company, whilst still intending to remain a significant shareholder in the medium term.
On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold Corporation, a
Vancouver-based company, with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of 5.75 million Dynasty units at a price of C$0.40 each. Each unit consists of one common share and one-half common share purchase warrant exercisable at a price of C$0.60 per unit for two years.
On April 10, 2006, AngloGold Ashanti’s shareholders in a general meeting gave authority to the directors to allot sufficient ordinary shares of the company to allow it to raise $500 million before expenses but after underwriters‘ fees in a private offering. On the same day AngloGold Ashanti announced that its offering of 9,970,732 ordinary shares had been priced at
$51.25 per ADS and R315.19 per ordinary share.
On June 1, 2006, AngloGold Ashanti and Bema Gold Corporation (Bema) announced that they would jointly explore a select group of AngloGold Ashanti’s mineral opportunities located in Northern Colombia, with initial work focused on the
La Mina and El Pino targets. As part of the agreement, AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties. It is the intent of the parties to ultimately list a new company which will hold Bema's interest in the joint venture and in which AngloGold Ashanti has the right to subscribe for a 20 percent shareholding. In
November 2006, certain members of Bema’s management formed a company, B2 Gold, which company would acquire certain rights held by Bema following the acquisition by Kinross Gold of Bema in December 2006. On February 14, 2007,
AngloGold Ashanti consented to the ultimate assignment of Bema’s rights and responsibilities to B2 Gold in terms of the joint venture agreement entered into between AngloGold Ashanti and Bema.
On June 30, 2006, AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold Ashanti), International Tower Hill Mines Ltd
(ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaska mineral exploration properties and associated databases in return for 5,997,295 common shares of ITH stock, representing an approximate 19.99 percent interest in ITH (June 15, 2007; 15.68 percent). The sales transaction was closed on
August 4, 2006. AngloGold Ashanti also granted to ITH the exclusive option to acquire a 60 percent interest in each of its
LMS and Terra projects by incurring $3 million of exploration expenditure on each project (total of $6 million) within four years of the grant date of the options. As part of the two option agreements, AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.
On July 14, 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Antofagasta plc to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while
Antofagasta plc will commit to fund a minimum of $1 million of exploration within 12 months of the signing of the agreement, with an option to invest an additional $7 million within four years in order to earn-in to 50 percent of the joint venture. Both AngloGold Ashanti and Antofagasta plc will have the right to increase their interests by 20 percent in copper-
dominant and gold-dominant properties subject to certain conditions.

On August 23, 2006, AngloGold Ashanti announced that it had entered into a conditional agreement with Central African
Gold plc (CAG) to sell the assets, related to Bibiani and Bibiani North prospecting permit, including all of Bibiani’s employees, fixed mining and non-mining assets, inventory, trade receivables and intellectual property as well as the
Bibiani mining lease and the Bibiani North prospecting license, and procure the cessation and delegation of all contracts related to Bibiani to CAG for a total consideration of $40 million. The conditions precedent to the sale of Bibiani were satisfied effective December 28, 2006. The Bibiani North prospecting license was assigned to CAG on May 17, 2007, by the Ghanaian Land Commission and Registry. Arising from the sale of Bibiani assets, AngloGold Ashanti decided to apply $3 million of the partial proceeds to an investment of 15,825,902 Central African Gold plc (CAG) shares.
Subsequent to this decision, local regulators required that the shares in CAG be sold within 90 days of
December 28, 2006. On February 14, 2007, the Company disposed of 7,000,000 CAG shares yielding total proceeds of
£768,845 ($1.5 million) and during April 2007, disposed of the remaining 8,825,902 CAG shares yielding total proceeds of £894,833 ($1.8 million).
On August 30, 2006, AngloGold Ashanti announced that it had been advised by the Volta River Authority (VRA) of potential power shortage at its Ghanaian operations due to water shortages impacting the VRA’s power generating facilities. This announcement was followed by an update on September 6, 2006, in which AngloGold Ashanti advised that the company was in discussions with the VRA, the Chamber of Mines in Ghana and the government of Ghana on activities designed to minimize the impact of the power shortages on the economy and the mining industry and to provide for a sustainable solution in the future. At the same time, AngloGold Ashanti provided guidance to investors as to the impact on production which the power shortages at its three Ghanaian operations should the situation be prolonged.
On September 21, 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation. At the same time, AngloGold Ashanti announced that it had submitted an offer to the board of Trans-Siberian Gold plc (TSG) to acquire all of TSG’s interest in its Krasnoyarsk based subsdiaries,
OOO GRK Amikan and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania for a total consideration of $40 million. TSG announced on February 12, 2007, that the agreements for the sale of its Krasnoyarsk based subsidiaries to
AngloGold Ashanti had been signed. The South African Reserve Bank has approved the transaction. These companies to be acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the strategic alliance. The Company’s aggregate shareholding in TSG at
December 31, 2006, was 12,263,170 ordinary shares (29.9 percent interest held).
On October 2, 2006, AngloGold Ashanti announced the imminent finalization of an empowerment transaction with two components: the first being the development of an employee share ownership plan (ESOP) wherein all qualifying employees of AngloGold Ashanti’s South African operations, including the corporate office, would be beneficiaries and the second component being the acquisition by Izingwe Holdings (Proprietary) Limited (an empowerment company) of an equity interest in AngloGold Ashanti. On December 11, 2006, the AngloGold Ashanti shareholders approved this transaction and shares were issued on December 15, 2006, to the Bokamoso Trust, which trust will hold and administer the shares on behalf of the employees participating in the employee share ownership plan, and Izingwe Holdings
(Proprietary) Limited. For further details of the share issue see “Item 10A.: Share capital”.
On June 1, 2007, AngloGold Ashanti Australia Ltd announced the commencement of a pre-feasibility study at the
Tropicana gold project in Western Australia. Tropicana, located 400 kilometers north-east of Kalgoorlie, is a joint venture between AngloGold Ashanti Australia (70 percent) and Independence Group NL (30 percent free carried to completion of the pre-feasibility study). The study is expected to be completed in mid-2008 and will focus on the Tropicana and Havana zones and will only consider open-cut resources.
On June 8, 2007, AngloGold Ashanti Limited announced that it had sold to a consortium of Mintails South Africa (Pty)
Limited / DRD South African Operations (Pty) Limited Joint Venture (the Joint Venture) most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005. The site is currently being rehabilitated by AngloGold Ashanti. The assets and associated liabilities were sold for R42,8 million
(approximately $6 million). The joint venture will operate, for its own account, under the AngloGold Ashanti authorizations until new order mining rights have been obtained and transferred to the Joint Venture. A specific exclusion from the sale to the Joint Venture is the Brakpan Tailings Storage Facility which will continue to be rehabilitated by AngloGold Ashanti.

4B.      Business overview
The market for gold
Products
AngloGold Ashanti’s main product is gold. Revenue is also derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.
Gold market
The gold market is relatively liquid compared to many other commodity markets. Physical demand for gold is primarily for fabrication purposes, including jewellery (which accounts for 80 percent of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.
The use of gold as a store of value (a consequence of the tendency of gold to retain its value in relative terms against basic goods, and particularly in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production have meant that, historically, the potential total supply of gold is far greater than demand at any one time. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as with other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rate changes, exchange rate changes, changes in reserve policy by central banks, and by global or regional political and economic events. In times of price inflation and currency devaluation, gold is often bought as a store of value, leading to increased purchases and support for the price of gold.
The market in 2006
Continued strong levels of investor and speculator interest combined with exceptional volatility in the first half of the year pushed the gold price to 26-year highs. After reaching a $725 per ounce peak in the second quarter, gold pulled back to
$562 per ounce in June 2006, followed by a renewed bout of investor interest that drove the price back to the mid-$600’s in July 2006.Price volatility peaked in the second quarter, with relative stability returning to the gold market in the latter part of August 2006 and continuing through to the year end.
In 2006 there was again a correlation between the US dollar exchange rate against the euro and the gold price. From an opening exchange rate of $/€1.18 for the year the US dollar closed the year at $/€1.33, thus providing strong support for a higher gold price.
During 2006, the South African rand did not appreciate in line with the weaker US currency. The rand opened the year at
R6.34/$1 and closed the year weaker at R7.00/$1. This weakening helped push the rand gold price to new highs of
R157,000 per kilogram in July 2006 and to average R131,335 per kilogram for 2006, or some 45 percent higher than the average rand gold price for 2005.
Investment
The wholesale market of exchange traded funds (ETFs), commodity exchange activity and over-the-counter purchases was generally strong in 2006, with particularly robust interest evident in the gold ETF market, which saw the launch of several new funds. The total net number of ounces held by ETFs almost doubled over the course of 2006, from 11 million ounces in January to 20 million ounces at year-end, and these investors would appear to be longer-term holders, as the
ETFs only experienced small net disinvestment during periods of weakening gold prices.
Another key development in 2006 was the rise in investor interest in physical gold, especially amongst high net worth individuals seeking wealth preservation instruments in the face of continued geopolitical and economic uncertainty. This type of safe haven buying was a marked difference to the approach of this group to gold investments in the past several years, when the main focus seemed to be short-term profits.
Gold has also benefited from the move by some investment funds, such as pension funds, to allocate a portion of their assets to commodities. Some of this investment is made through commodity indexed funds, which saw investment values grow by some $100 billion during the year.

Demand
The decline in physical offtake that began in the last quarter of 2005 continued through the first half of the year and into the early part of the third quarter. Although some recovery was seen in the last months of the year, total global demand for
2006 ended 5 percent lower year-on-year, or 3,866 tonnes versus 4,070 tonnes in 2005. The decline was due chiefly to a considerable decrease in jewellery offtake, particularly apparent in the first two quarters of the year, when jewellery demand dipped below total mine production in the face of a high spot price and considerable volatility in the market.
Scrap supplies of gold onto the market increased significantly during this period, and gold jewellery manufacturers were further adversely affected as banks made margin calls to cover the higher value of gold inventory loans. In response, manufacturers were generally forced to increase their loan collateral or repay loans by cutting production or liquidating stock.
A marked change in trend was evident in the third quarter when the gold price began to stabilize, albeit at relatively elevated levels. This appeared to denote a move amongst consumers, particularly in Asia and the Middle East, towards accepting gold prices closer to $600 per ounce. Consumption increases in the second half of the year were evident in key markets such as India, when declining price volatility coincided with the Diwali period, which resulted in record gold imports for the fourth quarter even as the spot price steadied above $600 per ounce.
To a lesser extent, a late-year recovery in consumption was also evident in most parts of the Middle East, and Chinese jewellery fabrication had actually increased by the end of December, supported primarily by local consumption, with
18-carat gold taking a rising share of the market.
North America saw some of the most significant retail price increases in recent years, with gold jewellery consumption in the USA down significantly in tonnage terms in 2006, despite the industry’s shift to lighter carat and mixed-material products in response to the year’s price volatility.
Despite the recovery in the fortunes of the physical market during the second half of the year, the significant May price rise and the related volatility that was the hallmark of the first six months of the year had a sustained impact on jewellery exports to price sensitive markets, including India and the Middle East. Major gold jewellery manufacturer and export hubs, such as Italy, suffered in turn as many distributors were reluctant to commit to stocks later in the year. The end result of a year of relatively high and volatile gold prices was a 16 percent, or 437 tonne, decline in global gold jewellery fabrication for the year.
Industrial demand grew healthily through the year, posting a 7 percent total increase, thanks to especially robust demand from the electronics industry, which set a new record of 79 tonnes in the third quarter.
The importance of a strong physical market to provide offtake and floor price support remains. Significantly, research indicates that positive attitude and socioeconomic changes have occurred among consumers, particularly women, in key markets towards gold jewellery, which bodes well for gold should investors and speculator interest subside.
Official market
Official sector sales for the year are estimated to be 330 tonnes, some 50 percent lower than in 2005. The main cause of this decline was the 34 percent drop in gold sales by the Central Bank Gold Agreement (CBGA) signatories after this group did not fully utilise their allocation, selling only 104 of their 500 annual permissible tonnes. This was read as a bullish signal for both the gold market and investors, with most market analysts continuing to speculate that the CBGA signatories are indeed unlikely to fulfil their full quota for the remaining three years of the agreement. On an equally positive note, the reserves of many of the Asian central banks continue to grow at a relatively fast rate, and the prospect remains for these banks to diversify their reserve holdings into other investments, including gold.
Hedging
Gold producers continued to reduce their hedging positions during the year through deliveries into hedges and through buybacks. It is estimated that this added some 403 tonnes of demand during 2006. It is expected that the hedged producers will continue this strategy in 2007.

As at December 31, 2006, the net delta hedge position of AngloGold Ashanti was 10.16 million ounces or 316 tonnes, valued at the spot price of gold on that day of $636 per ounce. The marked-to-market value of the hedge position at this date was negative $2.903 billion. Due to the higher gold price of $636 per ounce at year end compared to the previous year end gold price of $517 per ounce the hedge position only reduced by 0.68 million ounces while the marked–to-market value increased by a negative $0.962 billion from a negative $1.941 billion.
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
Where forward sales contracts exist against which AngloGold Ashanti elects to deliver physical product, the same channel of the refinery is used. In this case, the refinery does not sell the metal on the company’s behalf, but instead delivers the finished gold bars to the bullion bank with which the group’s forward contract is held. The physical delivery to the counterparty bank of the appropriate amount of gold fulfills AngloGold Ashanti’s obligations under the forward contract, and AngloGold Ashanti is paid for this gold by the relevant bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.
Gold market development
AngloGold Ashanti has since its inception been committed to growing the market for its product, particularly as gold jewellery sales in many developed markets have declined materially over the years in favor of other luxury goods. In response, the company’s marketing programmes aim to increase the desirability of gold to sustain and grow demand and to support the deregulation of the market in key economies.
AngloGold Ashanti’s market development activities centre on the following areas:
º    Strategic projects undertaken in key and critical gold jewellery offtake markets (USA, India, China, Italy, Middle
     East), which aim to develop positive corporate identification and recognition while achieving, where sensible and possible, financial returns for AngloGold Ashanti;
º    Host country projects of a downstream development nature; and
º    AuDITIONS, the company’s gold jewellery design competition.
AngloGold Ashanti remains a member of the World Gold Council (WGC) and through its membership receives assistance in all its marketing endeavors. Beyond this, AngloGold Ashanti has committed to undertake marketing projects in partnership with the WGC, which also separately ensures that core global co-operative marketing activities are serviced.
Strategic projects
India
India is the world’s largest consumer market in tonnage terms. Gold demand for this country is firmly embedded in cultural and religious traditions and is seen as a symbol of wealth and prosperity, as well as considered to be an auspicious metal that is bought and gifted during religious festivals.
With the assistance of a pre-eminent Indian jewellery retailer, AngloGold Ashanti’s projects in India are intended to help bring about the modernization of the country’s traditional gold jewellery sector. One concept centers on transforming the traditional, semi-urban jewellery retailing environment into a more modern and efficient one that presents rural consumers with a high-quality, professional and trusted “local” jewellery store, which can better compete with stores selling such
“lifestyle” items as electronics and cell phones. Other concepts focus on the development and distribution of branded collections of jewellery into the market.

China
China has been identified as a key strategic market by AngloGold Ashanti both because of its size - it is the third largest market worldwide for jewellery – and because of its potential for growth. In China, AngloGold Ashanti has partnered with a
Hong Kong-based retailer to develop jewellery that targets the independent, educated woman wishing to express her independence and individuality through accessories in gold.
Together with the retailer, AngloGold Ashanti is co-sponsoring a gold jewellery design competition based on the theme
“Just Women” to encourage the design of gold jewellery profiled on modern and independent Chinese women. The competition jewellery range will be commercialized and retailed through the partner’s stores. AngloGold Ashanti has also undertaken to support the development and rollout of the partner’s flagship retail outlets in key cities on mainland China.
USA
The American gold jewellery market – the largest region by value and third largest by volume – is characterized primarily as an adornment market in which gold jewellery is purchased mainly as a fashion accessory. During the past ten years, there has been a slippage in gold jewellery consumption in volume terms in the US market relative to other luxury and lifestyle goods.
Contributing in part to this decline has been the commoditization of gold jewellery through the mass-market retail channel, which has tended to sell jewellery on price rather than design style. Consumer research, however, suggests that the
US customer shops in a fashion- and trend-conscious way and is therefore generally receptive to brands and branding.
Furthermore, the US market is viewed by consumers in other important consumption categories as an opinion- and trend-
forming market. Influencing the purchasing motives and buying patterns of the US consumer base can therefore influence other key consumption regions around the world.
In response to these factors, AngloGold Ashanti, together with the World Gold Council, partnered with a large US jewellery wholesaler and distributor in 2005 to develop and promote at retail level selected collections of gold jewellery from the new product ranges of the Italian-based Gold Expressions (GE) manufacturers. This project was launched at the Vicenza
Jewellery Fair in January 2006 and is intended to strategically promote the sale of fashionably-designed and progressively-styled gold jewellery in the US retail market and to lay the foundation for Italian manufacturers to build themselves or their products into consumer brands.
Middle East
As a region, the Middle East (comprising the UAE, Turkey and Saudi Arabia) is the second largest consumer market for gold in volume terms. The increase in disposable income in this region as a result of both higher oil revenues and rising numbers of tourists has impacted positively on gold jewellery consumption.
While the challenge from increasingly more prominent lifestyle, luxury and branded products is, as it is in other markets, clearly growing, the gold category in the Middle East has so far sustained its already high gold consumption per capita rates compared to population growth and per capita disposable income.
AngloGold Ashanti has partnered with the WGC and a leading jewellery wholesaler in the region to develop a business concept to launch and promote at the local retail level selected collections of mid- to high- end gold jewellery from the product ranges of Italian-based manufacturers, some of whom already participate in the WGC’s (GE) initiative. The project is intended to improve the gold jewellery product and retailing proposition offered both to the domestic and also tourist consumer segments in the Middle East.
Host Country Jewellery Sector Development
AngloGold Ashanti’s marketing efforts have historically been involved in the growth and development of the jewellery sector in countries that host AngloGold Ashanti operations. These projects are intended to bring benefit to the company on several levels:
º    Corporate image building;
º   Creation of potential goodwill by supporting were possible host governments’ beneficiation agendas; and
º   Providing a platform for strategic market development projects.

These projects will continue to be important for jewellery sector development going forward and will be focused primarily in
South Africa, Brazil and Ghana. AngloGold Ashanti continues to hold a 25 percent stake in OroAfrica, the largest gold jewellery manufacturer in South Africa, with projects in Ghana and Brazil currently under investigation.
AuDITIONS
In 2004, following the merger of AngloGold with Ashanti, the AngloGold Ashanti AuDITIONS brand was created to unite the company’s gold jewellery design competitions and to reinforce the company’s brand in look, feel and character. The concept of AuDITIONS is premised on the metaphor of the performing arts, with designers auditioning in gold through their pieces.
The overall strategic objective of AngloGold Ashanti AuDITIONS is to stimulate innovative design in high-carat gold around the world in order to raise the profile of and stimulate demand for this jewellery category amongst consumers. By ultimately providing consumers with AuDITIONS-inspired consumer product, he project seeks to promote AngloGold
Ashanti to jewellery industry participants and consumers and to build relationships with stakeholders in key gold markets.
It is the intention to build AngloGold Ashanti AuDITIONS into a global brand, and with the help of the WGC, the competition has been extended to the key gold markets of India and China, with the Middle East to be added in 2007. The first AuDITIONS India competition was launched in 2005, with the final awards event taking place in March 2006, while the first Chinese competition was launched in 2006 and will culminate in an awards event in March 2007.
Uranium
As South Africa’s largest uranium producer, AngloGold Ashanti in July 2006 announced that its London-based nuclear fuel marketer and trader, Nufcor International Limited (Nufcor International), (a 50:50 joint venture with First Rand
International) had established and listed a new investment company, Nufcor Uranium Limited (Nufcor Uranium), on
London’s Alternative Investment Market (AIM). This new listing is 10 percent held by Nufcor International with the remaining shares held by institutional investors. The strategy of Nufcor Uranium is to buy and hold uranium oxide, in the form of U
3
O
8
, for the long term and not to actively trade it. Nufcor International is contracted to provide custodial and advisory services to Nufcor Uranium. This is the first time that equity investors can gain direct exposure to the uranium price, in the form of U
3
O
8
, on a European exchange. NUL listed on AIM at 205p and ended the year up 49 percent at
304.50p.
More generally, the nuclear fuel market remained strong during 2006 with uranium oxide prices increasing from $36 per pound to $72 per pound by year-end and indeed increasing by a factor of ten this decade. A number of drivers have sustained the price increases, including changes in the uranium sales processes.
Most notably, however, is the fact that the underlying supply-demand fundamentals for uranium are strong, given robust projected demand for nuclear energy from countries such as India, Russia, and China. Operational difficulties on the supply side in Canada in late October triggered the highest monthly uranium oxide price increase on record. Given these strong market fundamentals, further increases in prices can be anticipated in the near-term.
Gold production and mine-site rehabilitation processes
The process of producing gold can be divided into six main phases:
• finding the orebody;
• creating access to the orebody;
• removing the ore by mining or breaking the orebody;
• transporting the broken material from the mining face to the plants for treatment;
•     processing; and
•     refining.
This basic process applies to both underground and surface operations.
Finding the orebody
AngloGold Ashanti’s global exploration group identifies targets and undertakes exploration, on its own or in conjunction with joint venture partners.

Creating access to the orebody
There are two types of mining which take place to access the orebody:
•
underground mining: a vertical or decline shaft (designed to transport people and/or materials) is sunk deep into the ground, after which horizontal development takes place at various levels of the main shaft or decline. This allows for further on-reef development of specific mining areas where the orebody has been identified; and
•
open-pit mining: where the top layers of topsoil or rock are removed in a process called ‘stripping’ to uncover the reef.
Removing the ore by mining or breaking the orebody
•
In underground mining, holes are drilled into the orebody, filled with explosives and then blasted. The blasted ‘stopes’ or ‘faces’ are then cleaned and the ore released is then ready to be transported out of the mine.
•
In open-pit mining, drilling and blasting may also be necessary to release the gold- bearing rock; excavators then load the material onto the ore transport system.
Transporting the broken material from the mining face to the plants for treatment
•
Underground ore is transported by means of vertical and/or horizontal transport systems. Once on the surface, conveyor belts usually transport the ore to the treatment plants.
• Open-pit mines transport ore to the treatment plants in vehicles capable of hauling large, heavy loads.
Services
Mining activities require extensive services, both on the surface and underground, including:
• mining engineering services;
•      mine planning;
•      ventilation;
•
provision of consumable resources;
•      engineering services;
• financial, administration and human resource services; and
• environmental/sustainable development services.
Processing
•
Comminution is the process of breaking up ore to make gold available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits. Modern technology is to use large mills fed directly with run-of-mine material.
• Gold ores can typically be classified into:
•
refractory ores, where the gold is locked within a sulphide mineral and not readily available for recovery by the cyanidation process; or
• free milling, where the gold is readily available for recovery by the cyanidation process.
•
Refractory ore treatment: after fine grinding, the sulphide materials are separated from the barren gangue material using flotation to produce a high-grade sulphide concentrate. The sulphide concentrate is oxidized by either roasting as at AngloGold Ashanti Brasil Mineração or bacterial oxidation (BIOX) as at Obuasi. The oxidation process oxidizes the sulphide minerals, liberating the gold particles and making them amenable to recovery by the cyanidation process.
•
Free milling and oxidized refractory ores are processed for gold recovery by leaching the ore in agitated tanks in an alkaline cyanide leach solution. This is generally followed by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).
•
An alternative process is the heap-leach process. This process is generally considered applicable to high-
tonnage, low-grade ore deposits, but it can be successfully applied to medium-grade deposits where the ore deposit tonnage cannot economically justify constructing a process plant. Run- of-mine ore is crushed and heaped on a leach pad. Low strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The dissolved gold bearing solution is collected from the base of the heap and transferred to carbon-in-solution (CIS) columns where the gold cyanide complex is adsorbed onto activated carbon. The stripped solution is recycled to the top of the heaps.

•
Gold adsorbed onto activated carbon is recovered by a process of re-dissolving the gold from the activated carbon (elution), followed by precipitation in electro-winning cells and subsequent smelting of that precipitate into doré bars that are shipped to the gold refineries.
•
Retreatment of tailing stockpile from previous decades’ operations is also practiced by AngloGold Ashanti.
The old tailings are mined by water sluicing followed by agitator leaching in alkaline cyanide solution and recovery of dissolved gold onto activated carbon.
• At AngloGold Ashanti operations, the main by-products produced are:
• silver, which is associated with gold in ratios ranging from 0.1:1 to 200:1 silver to gold;
• sulphuric acid which is produced from the gases generated by the roasting plants; and
• uranium which is recovered in a process which involves initial acid leaching followed by recovery of the leached uranium onto resin and subsequent stripping with ammonium hydroxide and precipitation of crude yellow cake.
•     The tailings from the process operations are stored in designated tailings storage facilities designed to enhance water recovery and prevent contaminant seepage into the environment.
Refining
The doré bars are transported to a refinery for further refining, to as close to pure gold as possible. This is known as good delivery status. This gives the assurance that the bar contains the quantity and purity of gold as stamped on the bar.
The process of mine-site rehabilitation
In all the jurisdictions in which the company operates, it is required to conduct closure and rehabilitation activities to return the land to a productive state once mining has been completed. Additionally, the company is required to provide financial assurance, in a form prescribed by law, to cover some or all of the costs of the anticipated closure and rehabilitation costs for the operation. Rehabilitation refers to the process of reclaiming mined land to the condition that existed prior to mining or to a pre-determined post-mining use.
Closure plans are devised prior to the commencement of operation and are regularly reviewed to take into account life-
of-mine projections. Although the final cost of closure cannot be fully determined ahead of closure, appropriate provision is made during the mine’s economic operation.
Operating performance and outlook
In 2006, gold production declined by 9 percent to 5.6 million ounces from the 6.2 million ounces produced in 2005, primarily as a result of lower ounces from South African operations in line with the company’s plans for 2006, from Geita in
Tanzania as a result of delays in the mining schedule to access the high-grade ore, and from Bibiani in Ghana as a result of the move to tailings-only production. Consequently, total cash costs in 2006 rose by 14 percent to $321 per ounce compared with 2005 of $281 per ounce (2004: $264 per ounce).
In 2005, gold production, including equity accounted joint ventures, adjusted for Ergo, rose 6 percent to 6.2 million ounces from the 5.8 million ounces produced in 2004. Of the 2005 production, 2.7 million ounces (43 percent) came from deep-
level hard-rock operations in South Africa, and the balance of 3.5 million ounces (57 percent) from the shallower and surface operations. No new operations came into production in 2005, while the Ergo facility in South Africa was closed and the Savuka mine, also in South Africa, is in closure mode. Strong operating currencies against the US dollar –
particularly the South African rand and the Brazilian real – contributed to the rising cost of inputs, as well as inflationary pressures (including a new two-year wage settlement) in South Africa. This was partially mitigated by cost-savings initiatives, primarily in South African. Consequently, total cash costs in 2005 rose by 6 percent to $281 per ounce compared with 2004 of $264 per ounce.
Outlook: During the first quarter of 2007, AngloGold Ashanti produced 1.33 million ounces at an average cash costs of
$332 per ounce, before the effects of change in accounting policy for deferred stripping. Gold production for the second quarter of 2007 is expected to be marginally higher at around 1.35 million ounces at a cash cost, before the effects of change in accounting policy for deferred stripping, broadly similar to that achieved during the first quarter of 2007.

For the full year 2007, AngloGold Ashanti is targeting gold production of around 5.7 million ounces at a cash cost of
$323 per ounce, before the effects of change in accounting policy for deferred stripping, based on the following exchange rates: $/R7.16, A$/$0.81, $/BRL2.00 and $/ARS3.11. AngloGold Ashanti’s ability to meet the full year’s production target could be impacted by, amongst other factors, siesmicity in South Africa, power shortages in Africa, lower grades at some of its mines and any set-back in clearing the pit wall failure at Geita. AngloGold Ashanti is also subject to cost pressures and wage negotiations currently facing the mining industry which could adversely impact the cash costs for 2007.
AngloGold Ashanti has 21 operations in 10 countries around the world. This follows the sale on December 1, 2006 of
Bibiani, one of the company’s Ghanaian assets, to Central African Gold plc. The transaction was completed on
December 28, 2006. The 21 operations include Boddington, a joint venture expansion project with Newmont, which is currently underway in Australia. While these operations are managed on a regional basis, they are reported on country-by-
country basis.
The operations and geographical areas in which AngloGold Ashanti currently operates are shown below.

OPERATIONS AT A GLANCE for the year ended December 31, 2006
Attributable tonnes
treated/milled (Mt)
Average grade
recovered (g/t)
Attributable gold
production (000oz)
Total cash costs
($/oz)
(1)
2006          2005           2004        2006          2005          2004            2006          2005           2004          2006           2005           2004
SOUTH AFRICA
Vaal River
Great Noligwa 2.4 2.3 2.4 8.08 9.30 10.38 615 693 795 260 264 231
Kopanang 2.0 2.0 2.0 7.01 7.38 7.37 446 482 486 291 277 281
Tau Lekoa 1.5 2.1 2.4 3.76 3.96 3.87 176 265 293 438 410 370
Surface operations 7.2 5.8 6.1 0.49 0.51 0.60 113 95 119 283 287 250
Moab Khotsong
(1)
0.2               –                 –
6.35                –                –                44                –                 –
659                 –                –
West Wits
Mponeng 1.9 1.7 1.7 9.93 9.15 8.14 596 512 438 238 279 322
Savuka 0.4 0.6 0.8 7.68 6.80 6.19 89 126 158 337 430 455
TauTona 2.0 1.6 1.6 10.18 9.62 10.88 474 502 568 270 256 245
ARGENTINA
Cerro Vanguardia (92.5 percent) 0.9 0.9 0.9 7.29 7.70 7.60 215 211 211 223 171 156
AUSTRALIA
Sunrise Dam 4.0 3.6 3.7 3.39 3.68 3.46 465 455 410 333 269 260
BRAZIL
AngloGold Ashanti Brasil
Mineraçáo
(2)
1.1            1.3              1.0
7.60           7.27           7.85             242            250             240             207              169           133
Serra Grande (50 percent) 0.4 0.4 0.4 7.51 7.93 7.80 97 96 94 196 158 134
GHANA
Bibiani
(3) (5)
2.1 2.4 1.7 0.55 1.46 1.93 37 115 105 432 305 251
Iduapriem
(3) (5)
3.0            3.2             2.2
1.74           1.71           1.72             167             174             125            413              348           303
Obuasi
(2) (5)
6.2            4.7             2.6
4.39            4.77           3.08            387             391             255             397             345           305
GUINEA
Siguiri (85 percent)
(4) (5)

7.0            5.8              2.6
1.08           1.21           1.10              256           246               83              398             301            443
MALI
Morila (40 percent) 1.7 1.5 1.4 3.88 5.41 4.57 207 262 204 266 191 196
Sadiola (38 percent) 1.8 1.9 2.0 3.22 2.73 2.77 190 168 174 268 265 242
Yatela (40 percent)
(6)
1.3             1.3             1.1
4.12           2.99          3.41              141              98                97            241              263            255
NAMIBIA
Navachab 1.5 1.2 1.3 1.81 2.05 1.59 86 81 66 349 321 348
TANZANIA
Geita
(7)
5.7            6.1              4.8
1.68           3.14           3.74             308            613              570            630              298            250
UNITED STATES OF AMERICA
Cripple Creek & Victor
(6)
21.8
19.2            18.2
0.54           0.62            0.61            283             330             329            248              230            220
ZIMBABWE
Freda-Rebecca
(5) (8)
– – 0.1 - – 1.66 – – 9 – – 417
Table includes equity accounted joint ventures.
(1) Attributable production at Moab Khotsong yielded 29,862 ounces which was capitalized against pre-production costs.
(2) The yield of AngloGold Ashanti Brasil Mineraçáo and Obuasi represents underground operations.
(3) The yield of Bibiani and Iduapriem represents open-pit operations.
(4) The yield at Siguiri arises from the open-pit operations in 2006 and 2005 and the heap leach operation in 2004.
(5) Interest acquired April 26, 2004 with reporting from May 1, 2004.
(6) The yield at Yatela and Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed.
(7) 50 percent holding to April 26, 2004 and 100 percent from this date.
(8  Freda-Rebecca was sold effective September 1, 2004.

SOUTH AFRICA
Location: AngloGold Ashanti’s South Africa region includes seven underground operations located in two geographic areas on the Witwatersrand Basin. These are:
º    the Vaal River area, near Klerksdorp and Orkney, in the North West Province and Free State, where the Great
Noligwa, Kopanang, Tau Lekoa and Moab Khotsong (which remains under development) mines are located; and
º    the West Wits area, near Carletonville, straddling the North West Province and Gauteng, where the Mponeng,
TauTona and Savuka mines are located.
The group’s surface metallurgical reclamation operation, Ergo, located near Johannesburg in the province of Gauteng ceased production in 2005, and is currently being closed in terms of environmental legislation, a process that is expected to take some years to complete.
Geology: The Witwatersrand Basin comprises a six-kilometer thick sequence of interbedded argillaceous and arenaceous sediments that extend laterally for some 300 kilometers north-east/south-west and 100 kilometers north-west/south-east on the Kaapvaal Craton. The upper portion of the basin, which contains the orebodies, crops out at its northern extent near Johannesburg. Further west, south and east the basin is overlain by up to four kilometers of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be in the order of 2.7 to 2.8 billion years old.
Gold occurs in laterally extensive quartz pebble conglomerate horizons or reefs, generally less than two meters thick, and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. There is still much debate about the origin of the gold mineralization in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates, but increasingly an epigenetic origin theory is being supported. Nonetheless, the most fundamental control to the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions.
Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

Operating performance: Production declined 5 percent from 2.676 million ounces in 2005 to 2.554 million ounces in
2006, (2004: 2.857 million ounces). Total cash costs improved from $291 per ounce in 2005 to $286 per ounce in 2006, as a result of a weakening of the rand and cost savings initiatives in the region (2004: $284 per ounce).
Cost savings of $50 million were recorded for the year, primarily as a result of operational efficiencies, improved procurement practices and restructuring of both the Savuka and Tau Lekoa. The restructuring involved the combining of the management of the mine Savuka with Mponeng and Tau Lekoa with Kopanang and with both mines being optimized from a production point of view where volumes were reduced to support the cost saving initiatives.
Great Noligwa and Moab Khotsong together produced 1.38 million pounds of uranium oxide in 2006.
Capital expenditure in 2006 amounted to $321 million, 7 percent lower than that of 2005 at $347
(2004: $333 million), with ore reserve development representing 58 percent of this amount, expansion capital representing 21 percent and stay-in-business capital representing 21 percent. Major components of the expansion capital included the completion and commissioning of the Moab Khotsong mine, the deepening project at Mponeng and the acceleration of the uranium plant upgrade in Vaal River.
•     Vaal River operations
Description: AngloGold Ashanti’s Vaal River operations are located in the original Vaal Reefs mining area of the
Witwatersrand Basin and comprise four operating mines, Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong.
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
º  The Vaal Reef contains approximately 85 percent of the reserve tonnage with mining grades between 10 and 20g/t and comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic.
º  The VCR has a lower grade than the Vaal Reef, and contains approximately 15 percent of the estimated reserves.
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
º  The “C” Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 meters above the Vaal Reef. It has less than 1 percent of the estimated reserves with grades similar to the Vaal Reef, but more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-
    west and south-east, resulting in zones of fault loss.

Vaal River – Summary of metallurgical operations
West GP
East Gold Acid
and Float Plant
Noligwa GP
Mispah GP
Kopanang GP
Gold plants
Capacity (000 tonnes/month) 180 309 263 140 420
Technology
ROM mills (2),
ball mill,
cyanide,
CIL,
elution,
electro-winning
cyanide,
Pumpcell,
elution,
electro-winning
ROM (2), cyanide,
CIP,
elution, electro-
winning
ROM,
Cyanide,
CIP, elution,
electro-winning
ROM mills (6),
cyanide,
CIP,
elution, electro-
winning
Uranium plants
Capacity (000 tonnes/month) – – 263
Pyrite flotation plants
Capacity (000 tonnes/month) – 250 145
Sulphuric acid plants
Production (tonnes/month)
– 7,500 –
Operating and production data for Vaal River operations
Great Noligwa
Kopanang
Tau Lekoa
Moab Khotsong
(3)
2006
Pay limit (oz/t) 0.28 0.32 0.14 1.50
Pay limit (g/t) 9.57 10.92 4.85 51.44
Recovered grade (oz/t) 0.236 0.204 0.110 0.185
Recovered grade (g/t) 8.08 7.01 3.76 6.35
Gold production (000 oz) 615 446 176 44
Total cash costs ($/oz)
(1)
260 291 438 659
Total production costs ($/oz)
(1)
374 377 693 1,136
Capital expenditure ($ million) 49 41 11 83
Employees
(2)
5,883 5,360 2,514 1,539
Outside contractors
(2)
696 455 379 1,365
2005
Pay limit (oz/t) 0.39 0.39 0.19 -
Pay limit (g/t) 13.24 13.25 6.23 -
Recovered grade (oz/t) 0.271 0.215 0.116 -
Recovered grade (g/t) 9.30 7.38 3.96 -
Gold production (000 oz) 693 482 265 -
Total cash costs ($/oz)
(1)
264 277 410 -
Total production costs ($/oz)
(1)
354 363 555 -
Capital expenditure ($ million) 43 41 15 94
Employees
(2)
5,704 5,506 3,021 1,320
Outside contractors
(2)
1,152 524 1,084 1,201
2004
Pay limit (oz/t) 0.48 0.43 0.20 -
Pay limit (g/t) 14.36 14.52 6.81 -
Recovered grade (oz/t) 0.303 0.215 0.113 -
Recovered grade (g/t) 10.38 7.37 3.87 -
Gold production (000 oz) 795 486 293 -
Total cash costs ($/oz)
(1)
231 281 370 -
Total production costs ($/oz)
(1)
268 325 444 -
Capital expenditure ($ million) 36 38 25 80
Employees
(2)
6,192 5,758 3,398 1,066
Outside contractors
(2)
908 554 854 808
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
(3)
Commercial production commenced on January 1, 2006.

Operating performance:
Great Noligwa: In 2006, production declined by 11 percent to 615,000 ounces from 693,000 produced in 2005
(2004: 795,000) due primarily to a 13 percent yield decline, from 9.3g/t in 2005 to 8.08g/t in 2006 (2004: 10.38g/t). Total
cash costs rose by 5 percent in rand terms to R56,390 per kilogram from R53,868 per kilogram in 2005, due to lower gold production (2004: R47,820 per kilogram). The continued focus on cost savings helped to limit the effect of reduced production on the operation’s costs. In dollar terms, total cash costs improved by 1 percent to $260 per ounce in 2006 from $264 per ounce in 2005 (2004: $231 per ounce). Capital expenditure at $49 million was 14 percent higher than the
$43 million spent in 2005 (2004: $36 million), mainly as a consequence of the acceleration of a plan to upgrade the operation’s uranium plant.
Kopanang: In 2006, production declined by 7 percent to 446,000 ounces from 482,000 ounces produced in 2005
(2004: 486,000 ounces) as a result of a lower mine call factor and a 5 percent decline in yield from 7.38g/t in 2005 to
7.01g/t in 2006 (2004: 7.37g/t). Consequently, total cash costs increased by 6 percent to $291 per ounce in 2006, from
$277 per ounce in 2005 (2004: $281 per ounce). Total cash costs, in rand terms, rose by 11 percent to R62,908 per kilogram from R56,427 per kilogram in 2005. Capital expenditure of $41 million was unchanged from that of 2005
(2004: $38 million).
Tau Lekoa: Tau Lekoa was downscaled in 2006 in order to return the operation to profitability in a rising gold price environment. As a result, production in 2006 declined by 34 percent from 265,000 ounces produced in 2005 to
176,000 ounces produced in 2006 (2004: 293,000 ounces).
Consequently, total cash costs increased by 7 percent from $410 per ounce in 2005 to $438 per ounce in 2006
(2004: $370 per ounce) and in rand terms, total cash costs, increased by 12 percent to R94,365 per kilogram in 2006 from
R83,885 per kilogram in 2005 (2004: R76,428 per kilogram). Capital expenditure at $11 million declined by 27 percent on
2005’s spend of $15 million (2004: $25 million).
Moab Khotsong commenced commercial production in January 2006 and the operation was marked by the high total cash costs and low volumes typical of a deep-level underground operation’s start-up phase. In 2006, production was
44,000 ounces and total cash costs were $659 per ounce or R142,364 per kilogram. Capital expenditure of $83 million in
2006 was 12 percent lower than the spend in 2005 of $94 million (2004: $80 million).
Growth prospects: In 2007, production at Moab Khotsong is expected to increase to some 80,000 ounces and total cash costs should decline accordingly as this operation builds up to full production, likely in 2012.
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
Gold plants
Capacity (000 tonnes/month) 160 280
Technology
ROM mills (3),
cyanide,
CIL,
elution,
electro-winning
crushers,
tube mills,
ball mills,
cyanide,
Pumpcell
Operating and production data for West Wits operations
Mponeng
TauTona
Savuka
2006
Pay limit (oz/t)
0.23 0.53 0.31
Pay limit (g/t) 7.74 18.25 10.75
Recovered grade (oz/t) 0.290 0.297 0.224
Recovered grade (g/t) 9.93 10.18 7.68
Gold production (000 oz) 596 474 89
Total cash costs ($/oz)
(1)
238                                        270                                         337
Total production costs ($/oz)
(1)
374                                        411                                        359
Capital expenditure ($ million) 48 70 2
Employees
(2)
4,760 4,164 975
Outside contractors
(2)
524 1,002 65
2005
Pay limit (oz/t)
0.34 0.72 0.45
Pay limit (g/t) 11.53 24.43 15.18
Recovered grade (oz/t) 0.267 0.281 0.198
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
0.41 0.73 0.44
Pay limit (g/t) 13.71 24.47 14.89
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
(2)
Average for the year.

Operating performance:
Mponeng: During 2006, yield rose to 9.93g/t from 9.15g/t in 2005 (2004: 8.14g/t). As a result of the higher volumes and improved yield, gold production increased by 16 percent from 512,000 ounces in 2005 to 596,000 ounces in 2006
(2004: 438,000 ounces). Consequently, total cash costs declined by 15 percent to $238 per ounce from $279 per ounce in
2005 (2004: $322 per ounce). In local currency terms, total cash costs were at R51,666 per kilogram, 9 percent down on
2005 total cash costs of R57,084 per kilogram as a result of the higher volumes and improved yield aided by the benefit of the cost savings initiatives undertaken in the beginning of the year. Capital expenditure increased marginally from
$47 million in 2005 to $48 million in 2006 (2004: $62 million).
TauTona: During 2006, production declined by 6 percent to 474,000 ounces from 502,000 ounces produced in 2005, due to planned lower volumes mined and seismicity concerns in the first and fourth quarters of 2006 (2004: 568,000 ounces).
Total cash costs rose by 5 percent to $270 per ounce from $256 per ounce in 2005 (2004: $245 per ounce). In rand terms, total cash costs increased by 12 percent to R58,631 per kilogram. Capital expenditure at $70 million was 5 percent lower than the spend in 2005 of $74 million (2004: $65 million).
Savuka: While it had been reported in 2005 that Savuka had entered an accelerated closure mode, the strength of the gold price in 2006 instead resulted in the implementation of a restructuring plan and the operation’s life has been extended at a lower production rate.
Management of Savuka is now included under that of the neighboring Mponeng mine. Production for 2006 totaled
89,000 ounces which, although 29 percent less than the 126,000 ounces produced in 2005, was 535 percent more than had been planned (2004: 158,000). The overall grade for the year increased from 6.80g/t achieved in 2005 to 7.68g/t achieved in 2006 (2004: 6.19g/t).
In local currency, total cash costs decreased 16 percent from R87,200 per kilogram in 2005, to R73,055 per kilogram in
2006, while in dollar terms, cash costs were down 22 percent to $337 per ounce from $430 per ounce in 2005
(2004: $455 per ounce). Capital expenditure for 2006 was minimal at $2 million compared with 2005’s capital expenditure of $6 million (2004: $8 million).
Growth prospects:
Mponeng VCR below 120 project: This project consists of four parallel declines sunk from the 120 level to gain access to the VCR reef on levels 123 and 126. The declines will be equipped with a conveyor belt, monorail and chairlift to service the new mining areas. The project, from which production is expected to commence in 2013, is expected to produce
2.5 million ounces of gold over a period of ten years, at a capital cost of $252 million, and is expected to extend the life of the mine by approximately eight years. Construction will begin in early 2007.
TauTona CLR below 120 level project: The CLR reserve block below 120 level is being accessed via a twin decline system into its geographical centre, down to 128 level. The project, from which production is expected to commence in
2008, is expected to produce 2.6 million ounces of gold over a period of nine years (2009 to 2017), at a capital cost of
$168 million. Of this, $56 million has been spent to date.
TauTona CLR shaft pillar extraction project: This project allows for stoping operations up to the infrastructural zone of influence. The project, from which production commenced in 2004, is expected to produce 534,000 ounces of gold over a period of six years (2004 to 2009), at a capital cost of $45 million (converted at the 2005 closing exchange rate), most of which has been committed.
VCR pillar project: This project aims to access the VCR pillar area situated outside the zone of influence (top and eastern block). The project, from which production commenced in 2005, is expected to produce 200,000 ounces of gold over a period of eight years (2005 to 2012), at a capital cost of $19 million (at the 2005 closing exchange rate). Of this,
$11 million has been spent to date.

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
These are overlain by Permian and Triassic
continental clastic rocks which have been faulted into
a series of horsts and grabens and are associated
with both limited basaltic sills and dykes and with
calc-alkaline granite and granodiorite intrusions.
Thick andesite flows of Lower Jurassic age occur
above these sedimentary units. A large volume of
rhyolitic ignimbrites was emplaced during the Middle
and Upper Jurassic age over an area of
approximately 100,000 square kilometers. These
volcanic rocks include the Chon Aike formation
ignimbrite units that host the gold bearing veins at
Cerro Vanguardia. Post-mineral units include
Cretaceous and Tertiary rocks of both marine and
continental origin, the Quaternary La Avenida
formation, the Patagonia gravel and the overlying
La Angelita basalt flows. These flows do not cover the area of the Cerro Vanguardia veins.
Gold and silver mineralization at Cerro Vanguardia occurs within a vertical range of about 150 to 200 meters in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing - one set strikes about N40W and generally dips 65 to 90 degrees to the east; while the other set strikes about N75W and the veins dip 60 to 80 degrees to the south.

The veins are typical of epithermal, low-temperature, adularia-sericite character and consist primarily of quartz in several forms: as massive quartz, banded chalcedonic quartz, and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidized to limonite. The veins show sharp contacts with the surrounding ignimbrite which hosts narrow stockwork zones that are weakly mineralized and appear to have been cut by a sequence of north-east-
trending faults that have southerly movement with no appreciable lateral displacement.
Cerro Vanguardia – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month) 82
Technology
Crushers,
scrubber,
ball mill,
CCD,
leach in cyanide,
CIL,
elution,
zinc-precipitation,
electro-winning
Operating and production data for Cerro Vanguardia
2006                            2005                            2004
Pay limit (oz/t)
0.13                             0.12                             0.12
Pay limit (g/t)
4.56                             4.02                             4.05
Recovered grade (oz/t) 0.213 0.225 0.222
Recovered grade (g/t) 7.29 7.70 7.60
Gold production (000 oz) 100 percent 232 228 229
Gold production (000 oz) 92.50 percent 215 211 211
Total cash costs ($/oz)
(1)
223 171 156
Total production costs ($/oz)
(1)
372 270 284
Capital expenditure ($ million) 100 percent 19 15 13
Capital expenditure ($ million) 92.50 percent 18 14 12
Employees
(2)
623                              487                              389
Outside contractors
(2)
283 459 402
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: At Cerro Vanguardia attributable gold production in 2006 increased by 2 percent to
215,000 ounces from 211,000 ounce produced in 2005 (2004: 211,000 ounces). While the yield varied over the course of the year as anticipated, the average grade in 2006 was 7.29g/t compared with an average grade of 7.7g/t in 2005
(2004: 7.60g/t). Ore throughput increased 8 percent to 1 million tonnes in 2006. Total cash costs rose by 30 percent to
$223 per ounce from $171 per ounce in 2005 (2004: $156 per ounce), mainly as a result of higher local inflation and increases in both commodity prices and mine maintenance costs. The higher mine maintenance costs were associated with a programme undertaken in 2006 to improve the availability of mine equipment.
Capital expenditure for the year amounted to $18 million, 29 percent higher than the $14 million spent in 2005
(2004: $12 million). The increase in expenditure was mainly due to the purchase of new and replacement mine equipment and expenditures related to the heap leaching project currently underway.
Growth prospects: During 2006, Cerro Vanguardia began an accelerated four-year brownfields exploration programme, the focus of which is shallow, high grade mineral resources. Results have so far been encouraging, with 39,000 meters of reverse circulation drilling and 14,000 meters of diamond drilling completed in 2006. Since 1998, Cerro Vanguardia has been stockpiling low-grade material with the intention of treating it through an industrial-size heap-leach operation. As of
December 2006, 9.5 million tonnes of this material had been stockpiled and a study to confirm the viability of the heap-
leach pad was also initiated in 2006 and is ongoing.

AUSTRALIA
AngloGold Ashanti has two mines in Australia, Sunrise Dam and Boddington, both located in the western part of the country. The Sunrise Dam mine is 100 percent owned by AngloGold Ashanti, while the Boddington project, which is currently under construction and in which AngloGold Ashanti holds 33.33 percent equity, is a joint venture with Newmont
Mining Corporation.
Australia – Summary of metallurgical operations
Sunrise Dam
Boddington
Gold plants
Under construction
Capacity (000 tonnes/month)
300
3,000
Technology
crushers,
ball mill,
gravity concentrate,
CIL,
elution,
electro-winning
crushers,
HBDI, ball mill, floatation gravity
concentrate, CIL, elution, electro-winning
•   Sunrise Dam
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

Operating and production data for Sunrise Dam
2006                          2005                          2004
Pay limit (oz/t)
0.05                           0.07                           0.07
Pay limit (g/t)
1.64                           2.27                           2.14
Recovered grade (oz/t)
(2)
0.099
0.107
0.110
Recovered grade (g/t)
(2)
3.39
3.68
3.46
Gold production (000 oz)
465
455
410
Total cash costs ($/oz)
(1)
333
269
260
Total production costs ($/oz)
(1)
406
367
337
Capital expenditure ($ million)
24
34
25
Employees
(3)
99                              95                              88
Outside contractors
(3)
283
280
268
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)    Open-pit operations
(3)
Average for the year.
Operating performance: Production increased slightly in 2006 to 465,000 ounces from 455,000 ounces in 2005
(2004: 410,000 ounces) primarily due to the operation’s highest-ever quarterly production of 153,000 ounces in the final quarter, when mining concentrated, as planned, on the high-grade GQ lode in the open pit. Mining from the known underground reserves increased, especially in the Sunrise and Western Shear zones. Gold production from the underground mine was 67,000 ounces. Record throughput was achieved in the process plant as a result of additional crushing and grinding circuit optimization. Recovered grade from open-pit operations declined marginally to 3.39g/t compared with 3.68g/t recovered in 2005 (2004: 3.46g/t). Total cash costs increased to $333 per ounce from
$269 per ounce in 2005 primarily as a result of increased diesel fuel prices and mining contractor rates
(2004: $260 per ounce).
Progress continued on the Sunrise Dam underground development. Capital expenditure amounted to $24 million compared with $34 million in 2005 (2004: $25 million)
Growth prospects: The underground mining project involves the development of two declines and 125,000 meters of drilling from surface and underground. These declines have been developed in the vicinity of defined underground reserves, which are now being mined. They have also provided access for underground drilling.
• Boddington (attributable 33.33 percent)
Description: The former dominantly oxide open-pit operation closed at the end of 2001. Following Newmont’s purchase of Newcrest’s share of the project in March of 2006, Newmont holds a 66.66 percent share in the project and AngloGold
Ashanti a 33.33 percent share.
Location: The operation is located approximately 100 kilometers south-east of Perth.
Geology: Boddington is located in the Saddleback Greenstone Belt, a northwest-trending fault-bounded silver of greenstones about 50 kilometers long and eight kilometers wide within the Archaean Yilgarn Craton. The Boddington resource is located within a six kilometer strike length and consists of felsic to intermediate volcanics and related intrusives. The resource is subdivided into Wandoo South and Wandoo North. Wandoo South is centered on a composite diorite stock with five recognizable intrusions. Wandoo North is dominated by diorites with lesser fragmental volcanic rocks.

Operating and production data for Boddington
2006                        2005                        2004
Pay limit (oz/t)
–                            –                              –
Pay limit (g/t)
–                            –                              –
Recovered grade (oz/t)
–                            –                              –
Recovered grade (g/t)
–                            –                              –
Gold production (000 oz) 100 percent
–
–
–
Gold production (000 oz) 33.33 percent
–
–
–
Total cash costs ($/oz)
(1)
–
–
–
Total production costs ($/oz)
(1)
–
–
–
Capital expenditure ($ million) 100 percent
180
12
8
Capital expenditure ($ million) 33.33 percent
60
4
3
Employees
(2)
12                           18                           12
Outside contractors
(2)
85                           48                           33
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance and Growth prospects: In March 2006 the Boddington expansion project was approved. On a
100 percent project basis, approximately $669 million of a total budget of $1.35 billion to $1.5 billion had been committed by the end of 2006. Based on the current mine plan, mine life is estimated to be approximately 17 years, with attributable life of mine gold production totaling 4.7 million ounces of gold.
Capital expenditure for 2007 is expected to be approximately $312 million for the project. At the end of 2006, engineering was approximately 42 percent complete, and site construction had begun. The project is on schedule to start up early
2009
.
BRAZIL
AngloGold Ashanti’s operations in Brazil were acquired as part of the Minorco transaction effective March 31, 1999 and comprise the wholly-owned AngloGold Ashanti Brasil Mineração and a 50 percent interest in Serra Grande. In 2006, these mines together produced 339,000 attributable ounces of gold at total cash costs of $207 per ounce and $196 per ounce, respectively.
Brazil – Summary of metallurgical operations
AngloGold
Ashanti
Mineração
Serra
Grande
Cuiabá
Raposos
Gold plants
Capacity (000 tonnes/month)
70
24
66
Technology
crushers,
ball mill,
gravity concentration,
flotation,
roaster;
acid plant,
calcine leach,
Gold CCD,
CIP,
elution,
zinc-precipitation,
refinery.
crushers,
ball mill,
gravity concentration,
cyanideleach,
CIP,
zinc-precipitation
refinery
crushers,
ball mill,
gravity concentration,
cyanide,
rotary filters,
zinc-precipitation,

AngloGold Ashanti Brasil Mineração
Description: Since the closing of the Mina Velha underground mine in 2003 and the Engenho D’Água open-pit in 2004, ore is now sourced from the Cuiabá underground mine, (this ore is treated at the Queiroz plant) and from the Córrego do
Sítio heap-leach operation. In January 2005, the board approved a major expansion at Cuiabá.
Location: AngloGold Ashanti Brasil
Mineração has mining rights over
30,698 hectares in the state of Minas
Gerais, in south-eastern Brazil. The
AngloGold Ashanti Brasil Mineração
complex is located in the
municipalities of Nova Lima, Sabará
and Santa Bárbara, near the city of
Belo Horizonte in the State of Minas
Gerais in south-eastern Brazil.
Geology: The area in which
AngloGold Ashanti Brasil Mineração
is located is known as the Iron
Quadrangle and is host to historic
and current gold mining operations,
as well as a number of open-pit
limestone and iron ore operations.
The geology of the Iron Quadrangle
is composed of Proterozoic and
Archaean volcano-sedimentary
sequences and Pre-Cambrian
granitic complexes. The host to the
gold mineralization is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas
SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group. Cuiabá mine, located at
Sabara Municipality, has gold mineralization associated with sulphides and quartz veins in Banded Ironstone Formation
(BIF) and volcanic sequences. At this mine, structural control and fluids flow ascension are the most important factors for gold mineralization with a common association between large-scale shear zones and their associated structures. Where
BIF is mineralized the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.
The controlling mineralization structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at AngloGold Ashanti Brasil Mineração are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralization is due to the interaction of low salinity carbon dioxide rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulphide mineralization consists of pyrrhotite and pyrite with subordinate pyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralization. Wallrock alteration is typically carbonate, potassic and silicic.
Operating performance: Production declined at AngloGold Ashanti Brasil Mineração in 2006 to 242,000 ounces from
250,000 ounces in 2005, when production included some trial mining projects as well as the gold remnants from the clean-
up of the old Morro Velho facilities. Total cash costs increased by 22 percent from $169 per ounce in 2005 to
$207 per ounce in 2006 (2004: $133 per ounce) due to inflation and the strong real.

Operating and production data for AngloGold Ashanti Brasil Mineração
2006                             2005                           2004
Pay limit (oz/t)
0.09                             0.11                            0.11
Pay limit (g/t)
3.10                             3.86                            3.85
Recovered grade (oz/t)
(1)
0.222
0.212
0.229
Recovered grade (g/t)
(1)
7.60
7.27
7.85
Gold production (000 oz)
242
250
240
Total cash costs ($/oz)
(2)
207
169
133
Total production costs ($/oz)
(2)
301
260
200
Capital expenditure ($ million)
168
71
32
Employees
(3)
1,546
1,363
1,222
Outside contractors
(3)
2,065
1,234
1,021
(1)
Recovered grade represents underground operations
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.
Growth prospects:
Cuiabá expansion project: This project seeks to increase production at the Cuiabá mine from 830,000 tonnes per annum to 1.3 million tonnes and includes the construction of new treatment and tailings storage facilities, roaster, and acid plant at an estimated total capital cost of $180 million. The Cuiabá expansion project is expected to involve the deepening of the mine from 11 level to 21 level and is expected to result in an annual average production increase from 190,000 ounces to
260,000 ounces from the beginning of 2007; in this first operational year of the expansion, production is expected to reach around 300,000 ounces. The project is anticipated to add six years to the life of mine.
Corrego do Sitio underground sulphides project: This relates to the potential sulphide ore of the Córrego do Sítio underground orebodies, which consist of Cachorro Bravo, Laranjeira and Carvoaria. This project is expected to produce
1.4 million ounces of gold over 14 years from 6.8 million tonnes of milled ore. Development of a ramp and the exposure of the Cachorro Bravo orebody are underway, as is the development of drives to access the Laranjeira and Carvoaria orebodies.
Serra Grande (attributable 50 percent)
Description: Serra Grande is co-owned with Kinross Gold Corporation. In terms of the Serra Grande agreement,
AngloGold Ashanti manages the operation and has the right to access a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande. The operation comprises two underground mines, Mina III and Mina Nova, and one open pit at Mina III, which will begin operation in 2007.
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
The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold mineralization is associated with massive sulphides and vein quartz material associated with graphitic and sericitic schists and dolomites. The oreshoots plunge to the north-west with dips of between 6 and 35 degrees. The stratigraphy is overturned and thrusts towards the east.
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
The Crixás greenstone belt comprises a series of Ardhaean to Palaeoproterozoic metavulcanics, metasediments and basement granitoids stacked within a series of north to north-east transported thrust sheet. Thrusting (d1) was accompanied by significant F1 folding/foliation development and progressive alteration in a brittle-ductile regime.
D1 thrusting developed with irregular thrust ramp geometry, in part controlled by concealed early basin faults. The main
Crixás orebodies are adjacent to a major north-north-west structural corridor, and up the main fault ramp/corner, to become dispersed to the east and north in zones of foreland thrust flats. Fluid alteration also diminished to the west away from the main fault corner. A series of concealed east-west to north-west-south-east basement block faults may have provided secondary fluid migration, and development of early anti-formal warps in the thrust sheets; these structures probably define the quasi-regular spacing of significant mineralization within the belt. The D1 thrust stack was gently folded by non-cylindrical folds. Gold mineralizing fluids probably migrated during this event, with similar south-south-west to north-north-east migration, and focusing on bedding slip during folding. Gold mineralization became minor and dispersed to the north and east along the formal thrust flat zone. Concentrations of gold along the case of quartz vein may be due to the damming of fluids migrating upward along layering.
Operating and production data for Serra Grande
2006                            2005                          2004
Pay limit (oz/t)
0.09                            0.09                           0.09
Pay limit (g/t)
3.24                            3.02                           3.17
Recovered grade (oz/t)
0.219
0.231
0.228
Recovered grade (g/t)
7.51
7.93
7.80
Gold production (000 oz) 100 percent
194
192
187
Gold production (000 oz) 50 percent
97
96
94
Total cash costs ($/oz)
(1)
196
158
134
Total production costs ($/oz)
(1)
278
229
223
Capital expenditure ($ million) 100 percent
17
13
7
Capital expenditure ($ million) 50 percent
8
7
4
Employees
(2)
609                              566                            514
Outside contractors
(2)
208
  209
196
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: Attributable production at Serra Grande rose from 96,000 ounces in 2005 to 97,000 ounces in
2006 (2004: 94,000 ounces) The steady appreciation of the Brazilian real, combined with lower grades, resulted in a
24 percent total cash cost increase to $196 per ounce from $158 per ounce in 2005 (2004: $134 per ounce) in spite of stable production.
Growth prospects: The Serra Grande brownfields exploration programme is focused on increasing reserves and resources in areas around Mina III, Mina Nova, and the Palmeiras project by means of underground and surface diamond drilling. A study was carried out in 2006 proving the viability of mining the Mina III open pit, with production expected to begin in mid-2007. Exploration campaigns at the nearby Palmeiras orebody are underway, with results justifying the construction of an exploratory ramp and an underground conceptual study, which is also expected to begin in mid-2007.

GHANA
AngloGold Ashanti’s operations in Ghana together produced 592,000 ounces of attributable gold in 2006, at a total cash cost of $404 per ounce.
Description: AngloGold Ashanti has two operations in
Ghana: the Obuasi mine (which comprises both surface
and underground operations) and the Iduapriem mine
(open-pit). The Bibiani mine (open-pit with underground
development) was sold effective December 28, 2006.
Obuasi
Description: Obuasi is primarily an underground
operation, although some surface mining still takes
place. Ore is processed by two main treatment plants:
the sulphide plant (for underground ore) and the tailings
plant (for tailings reclamation operations). A third plant,
the oxide plant, is used to batch-treat remnant open-pit
ore and stockpiles, of which there are adequate
tonnages to keep the plant operational until 2008.
Location: The Obuasi mine is located in the Ashanti
region in the south of Ghana.
Geology: The gold deposits at Obuasi are part of a
prominent gold belt of Proterozoic (Birimian) volcano-
sedimentary and igneous formations which extend for a
distance of approximately 300 kilometers in a
north-east/south-west trend in south-western Ghana.
Obuasi mineralization is shear-zone related and there
are three main structural trends hosting gold
mineralization: the Obuasi trend, the Gyabunsu trend
and the Binsere trend.
Two main ore types are mined:
·    quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides such as iron, zinc, lead and copper. The gold particles are generally fine-grained and occasionally are visible to the naked eye. This ore type is generally non-refractory; and
·    sulphide ore which is characterized by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.
Ghana – Summary of metallurgical operations
Obuasi
Bibiani
Iduapriem
Sulphide
Treatment
Plant
Tailings
Treatment Plant
Oxide
Treatment Plant
Gold plants
Capacity
(000 tonnes/month)
200                              200
150 225 375
Technology BIOX process,
cyanide leaching,
CIL,
electro-winning
CIL,
ball mills,
cyanide leaching,
electro-winning
CIL,
mill,
cyanide
leaching,
electro-winning
CIL,
Crushing, SAG
milling, ball
milling, cyanide
leach,
CIP,
elution,
Electro-winning

Operating and production data for Obuasi
2006                       2005
(1)
2004
Pay limit (oz/t)
(2)
0.229                       0.177                        0.188
Pay limit (g/t)
7.13                        6.06                          6.43
Recovered grade (oz/t)
(2)
0.128
0.139
0.154
Recovered grade (g/t)
4.39
4.77
5.27
Gold production (000 oz)
387
391
255
Total cash costs ($/oz)
(3)
397                          345                          305
Total production costs ($/oz)
(3)
638                          532                          443
Capital expenditure ($ million)
91
78
32
Employees
(4)
5,629                       5,852                        6,029
Outside contractors
(4)
2,210
2,443
718
(1)
For the eight months from May.
(2)
Pay limits and recovered grade refer to underground ore resources
(3)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(4)
Average for the period.
Operating performance: After three quarters of declining yields, Obuasi reported higher grades in the fourth quarter and ended the year with production of 387,000 ounces slightly below the production in 2005 of 391,000 ounces
(2004: 255,000 ounces). Increased treatment of lower-grade ore throughout the year meant that yield in 2006 was 4.39g/t compared with 4.77g/t in 2005 (2004: 5.27g/t), pushing up total cash costs by 15 percent to $397 per ounce from $345 per ounce in 2005 (2004: $305 per ounce).
Growth prospects: The full development of the deep-level ore deposits at the Obuasi mine has the potential to extend the life of mine by 35 years.
Bibiani
Bibiani in Ghana produced less than 1 percent of AngloGold Ashanti’s production in 2006. This tailings only operation was sold to Central African Gold plc effective December 28, 2006. AngloGold Ashanti expects to replace Bibiani’s production from its other Ghanaian operations.
Operating and production data for Bibiani
(5)
2006                       2005
(1)
2004
Pay limit (oz/t)
0.030                       0.020                       0.020
Pay limit (g/t)
0.83                         0.70                         0.70
Recovered grade (oz/t)
(2)
0.016
0.042
0.056
Recovered grade (g/t)
(2)
0.55                         1.55                         1.93
Gold production (000 oz)
37
115
105
Total cash costs ($/oz)
(3)
432                         305                           251
Total production costs ($/oz)
(3)
594                         522                           400
Capital expenditure ($ million)
-
7
7
Employees
(4)
211                         462                           479
Outside contractors
(4)
142                         140                           392
(1)
For the eight months from May 2004.
(2)
Recovered grade represents open pit operations in 2004 and 2005 and surface and dump reclamation in 2006.
(3)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(4)
Average for the period.
(5)
For the eleven months from January 2006 to November 2006.
Iduapriem (attributable 85 percent)
Description: AngloGold Ashanti has an 80 percent interest in the Iduapriem gold mine (the remaining 20 percent is owned by the International Finance Corporation) and a 90 percent interest in the Teberebie gold mine (the government of Ghana has the remaining 10 percent interest in Teberebie). The combined AngloGold Ashanti interest is 85 percent. The
Iduapriem and Teberebie properties are adjacent to each other and are part of the Tarkwaian goldfields.

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
Operating and production data for Iduapriem
2006                         2005
(1)
2004
Pay limit (oz/t)
0.05                        0.023                       0.022
Pay limit (g/t)
1.60                          0.72                        0.76
Recovered grade (oz/t)
(2)
0.051
0.050
0.050
Recovered grade (g/t)
(2)
1.74                         1.71                         1.72
Gold production (000 oz) 100 percent
196
205
147
Gold production (000 oz) 85 percent
167
174
125
Total cash costs ($/oz)
(3)
413                          348                          303
Total production costs ($/oz)
(3)
544                          477                          448
Capital expenditure ($ million) 100 percent
6
5
4
Capital expenditure ($ million) 85 percent
5
4
3
Employees
(4)
668                            698                        709
Outside contractors
(4)
583                            585                        597
(1)
For the eight months from May 2004.
(2)
Recovered grade represents open pit operations.
(3)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(4)
Average for the period.
Operating performance: In 2006, attributable gold production at Iduapriem decreased by 4 percent to 167,000 ounces from the 174,000 ounces produced during 2005 (May to December 2004: 125,000 ounces). Recovered grade increased to
1.74g/t in 2006 from 1.71g/t in 2005 (2004: 1.72g/t). The decline in production was as a result of a series of mill and crusher breakdowns that affected the operation during the first two quarters of the year. Total cash costs increased by
19 percent from $348 per ounce in 2005 to $413 per ounce in 2006 (2004: $303 per ounce) due to the decline in production and inflation-drive increases in operation costs.
Attributable capital expenditure at $5 million was marginally higher than the $4 million spend in 2005 (2004: $3 million) and was spent mainly on the commencement of a plant expansion project and general stay-in-business expenditure.
Growth prospects: A plant expansion project to increase treatment capacity from 3.7 to 4.3 million tonnes a year began in the fourth quarter of 2006. The expansion is expected to be commissioned in the third quarter of 2008 at a capital cost of $48 million.
During 2007, a scoping study will be undertaken to evaluate the economics of exploiting the considerable low-grade mineral resources of the other properties that lie in the Tarkwaian conglomerates extending below the economic limit of the pits.
GUINEA
The Siguiri mine, an open pit operation, is AngloGold Ashanti’s only operation in the Republic of Guinea in West Africa. In
2006, the mine produced 256,000 attributable ounces of gold at a total cash cost of $398 per ounce.
Siguiri (attributable 85 percent)
Description: AngloGold Ashanti has an 85 percent interest in the Siguiri mine, with the balance of 15 percent being held by the government of Guinea.
Location: The Siguiri gold mine is located in the Siguiri District in the north-east of the Republic of Guinea, West Africa, approximately 850 kilometers from the capital city of Conakry. The nearest major town is Siguiri (approximately
50,000 inhabitants), located on the banks of the Niger River.

Geology: This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. The two main types of gold
deposits which occur in the Siguiri basin and
are mined, are:
· laterite or CAP mineralization which
  occurs as aprons of colluvial or as
  palaeo-channels of alluvial lateritic gravel
  adjacent to, and immediately above; and
· in situ quartz-vein related mineralization
  hosted in meta-sediments with the better
  mineralization associated with vein
  stockworks that occurs preferentially in
  the coarser, brittle siltstones and
  sandstones
The mineralized rocks have been deeply
weathered to below 100 meters in places to
form saprolite or SAP mineralization. The
practice at Siguiri has been to blend the CAP
and SAP ore types and to process these
using the heap-leach method. With the
percentage of available CAP ore decreasing,
however, a new carbon-in-pulp (CIP) plant
was brought on stream during 2005 to treat predominantly SAP ore.
Siguiri – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month) 800
Technology
mineral sizing,
scrubbing, ball milling, CIP,
elution,
electro-winning
Operating and production data for Siguiri
2006                        2005
(1)
2004
Pay limit (oz/t)
0.03                       0.017                        0.017
Pay limit (g/t)
0.94                         0.55                         0.59
Recovered grade (oz/t)
(2)
0.032 0.035 0.032
Recovered grade (g/t)
(2)
1.08                         1.21                         1.10
Gold production (000 oz) – 100 percent 301 289 98
Gold production (000 oz) – 85 percent 256 246 83
Total cash costs ($/oz)
(3)
398                          301                          443
Total production costs ($/oz)
(3)
593                          451                          578
Capital expenditure ($ million) – 100 percent 19 36 57
Capital expenditure ($ million) – 85 percent 14 31 48
Employees
(4)
1,541                       1,170                        1,194
Outside contractors
(4)
1,167 808 1,412
(1)
For the eight months from May 2004.
(2)
Recovered grade represents heap leach operations in 2004 and open pit operations in 2005 and 2006
(3)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(4)
Average for the period.
Operating performance: Production at Siguiri rose by 4 percent from 246,000 ounces in 2005 to 256,000 ounces in 2006 after the resolution of the ball mill problems in the first quarter of 2006 (May to December 2004: 83,000 ounces).
Recovered grade decreased from 1.21g/t in 2005 to 1.08g/t in 2006 (2004: 1.10g/t).

Total cash costs increased from $301 per ounce in 2005 to $398 per ounce (2004: $443 per ounce) due to maintenance shut-downs and post-commissioning plant modifications, as well as rising fuel costs and higher royalty payments as a result of the increased gold price.
Growth prospects: The new CIP project has transformed this operation. Whereas Siguiri was previously a heap-leach operation, constrained by limited economically treatable Mineral Resources, the mine is now able to economically exploit the saprolitic ores that extend below the base of the existing pits. There is still considerable exploration potential adjacent to the existing mine infrastructure.
MALI
AngloGold Ashanti has interests in three
operations in Mali in partnership with
other parties. These operations are
Sadiola, Yatela and Morila, which are all
operated by AngloGold Ashanti.
In 2006, the Malian operations
produced 538,000 ounces of
attributable gold production at a total
cash cost of $268 per ounce (Sadiola),
$241 per ounce (Yatela), and $266 per
ounce (Morila).
Sadiola (attributable 38 percent)
Description: AngloGold has a
38 percent interest in, and manages,
the Sadiola mine within the Sadiola
exploitation area in western Mali. The
joint venture partners are IAMGOLD, a
Canadian listed company (38 percent),
the government of Mali (18 percent),
and the International Finance
Corporation (IFC) (6 percent).
Location: The mine is situated 77 kilometers south of the regional capital of Kayes
Geology: The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the
Kenieba Window. The specific rocks which host the mineralization are marbles and greywackes which have been intensely weathered to a maximum depth of 200 meters. A series of north-south trending faults occur that are the feeders to the Sadiola mineralization. As a result of an east-west regional compression event, deformation occurs along a north-
south striking marble-greywacke contact, increasing the porosity of this zone. North-east striking structures which intersect the north-south contact, have introduced mineralization, mainly with the marble where the porosity was greatest. The
Sadiola Hill deposit generally consists of two zones, an upper oxidized cap and an underlying sulphide zone. From
1996 until 2002, shallow saprolite oxide ore from the Sadiola Hill pit was the primary ore source. Since 2002, the deeper saprolitic sulphide ore has been mined and in future will progressively replace the depleting oxide reserves.

Mali – Summary of metallurgical operations
Sadiola
Yatela
Morila
Gold plants
Capacity (000 tonnes/month) 435 250 350
Technology mineral sizing,
SAG milling,
ball milling,
cyanide leach,
CIP,
elution,
electro-winning
crushing,
agglomeration,
heap-leaching,
carbon adsorption (CIS)
crushing,
SAG milling,
ball milling,
gravity concentration,
cyanide leach,
CIP.
elution,
electro-winning
Operating and production data for Sadiola
2006                       2005                        2004
Pay limit (oz/t)
0.06                        0.05                          0.06
Pay limit (g/t)
1.98                        1.80                          1.76
Recovered grade (oz/t) 0.094 0.080 0.081
Recovered grade (g/t) 3.22 2.73 2.77
Gold production (000 oz) 100 percent 500 442 459
Gold production (000 oz) 38 percent 190 168 174
Total cash costs ($/oz)
(1)
268                          265                          242
Total production costs ($/oz)
(1)
363                          440                          448
Capital expenditure ($ million) 100 percent 11 18 16
Capital expenditure ($ million) 38 percent 4 7 6
Employees
(2)
589                          584                          550
Outside contractors
(2)
705                          661                          609
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: In 2006 attributable production at Sadiola increased by 13 percent to 190,000 ounces from
168,000 ounces in 2005 (2004: 174,000 ounces) in spite of a tailings pipeline replacement that negatively affected tonnage throughput in the first quarter. Most of the production improvement was related to steady treatment plant operations and the higher yields achieved as a result of improved metallurgical recovery on oxide ore and the increased treatment of higher grade sulphide ore. The yield increased from 2.73g/t recovered in 2005 to 3.22g/t recovered in 2006
(2004: 2.77g/t). Total cash costs rose by 1 percent to $268 per ounce in 2006 from $265 per ounce in 2005, mainly due to higher royalties arising from the increased gold price (2004: $242 per ounce). Capital expenditure decreased by
43 percent from $7 million in 2005 to $4 million in 2006 (2004: $6 million). The main areas of expenditure were additional fleet mobilization charges, brownfields exploration and mining contract renewal costs.
Growth prospects: A recently completed study showed that the hard sulphide ore below the current mining horizon
(“deep sulphides”) can be mined economically at proven metallurgical recoveries. Additional test work is being conducted to enhance recoveries.
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
Geology: Yatela mineralization occurs as a keel-shaped body in Birimian metacarbonates. The ‘keel’ is centered on a fault which was the feeder for the original mesothermal mineralization, with an associated weakly mineralized diorite intrusion. Mineralization occurs as a layer along the sides and in the bottom of the ‘keel’. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

Operating and production data for Yatela
2006                         2005                       2004
Pay limit (oz/t)
0.06                          0.05                        0.06
Pay limit (g/t)
1.79                          1.66                        1.96
Stacked grade (oz/t)
0.120
0.087
0.099
Stacked grade (g/t)
4.12
2.99
3.41
Gold production (000 oz) 100 percent
352
246
242
Gold production (000 oz) 40 percent
141
98
97
Total cash costs ($/oz)
(1)
241
263
255
Total production costs ($/oz)
(1)
326
347
320
Capital expenditure ($ million) 100 percent
3
5
7
Capital expenditure ($ million) 40 percent
1
2
3
Employees
(2)
203                          210                          208
Outside contractors
(2)
675
700
825
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: In 2006, attributable production at Yatela rose by 44 percent to 141,000 ounces from
98,000 ounces in 2005 (2004: 97,000 ounces) due to a 38 percent increase in grade, from 2.99g/t in 2005 to 4.12g/t in
2006 (2004: 3.41g/t). Total cash costs declined by 8 percent to $241 per ounce from $263 per ounce in 2005
(2004: $255 per ounce) due a favorable grade which was partially offset by higher operating costs as a result of a change in the beginning of the year from top-lift stacking of the heap-leach pad to bottom-lift stacking, which necessitated increased cement consumption.
Capital expenditure of $1 million was 50 percent lower than the $2 million spent in 2005 (2004: $3 million) and was incurred mainly on the construction of an additional leach pad.
Growth prospects: The potential for a small amount of sulphide ore below the existing Alamoutala deposit to be treated at Sadiola is being investigated.
Morila (attributable 40 percent)
Description: AngloGold Ashanti and Randgold Resources Limited each hold an effective 40 percent interest in the Morila
Joint Venture, with the other 20 percent held by the Malian government. Under the joint venture agreement, AngloGold
Ashanti is the operator of the mine.
Location: This mine is situated some 180 kilometers, south-east of Bamako, the capital city of Mali.
Geology: Morila is a mesothermal flat lying shear-zone hosted deposit which, apart from rising to the surface in the west against steep faulting lies, flat. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralization is characterized by silica-feldspar alteration and sulphide mineralization consists of arsenopyrite, pyrrhotite, pyrite and chalcopyrite.

Operating and production data for Morila
2006                        2005                        2004
Pay limit (oz/t)
0.08                         0.07                         0.09
Pay limit (g/t)
2.41                         2.27                         2.81
Recovered grade (oz/t)
0.113
0.158
0.130
Recovered grade (g/t)
3.88
5.41
4.57
Gold production (000 oz) 100 percent
517
655
510
Gold production (000 oz) 40 percent
207
262
204
Total cash costs ($/oz)
(1)
266                           191                          196
Total production costs ($/oz)
(1)
367                           298                          270
Capital expenditure ($ million) 100 percent
3
5
5
Capital expenditure ($ million) 40 percent
1
2
2
Employees
(2)
500                           478                          479
Outside contractors
(2)
1,075                           705                          919
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: Gold production at Morila declined from 262,000 attributable ounces in 2005, to
207,000 attributable ounces in 2006 (2004: 204,000 attributable ounces). This was as a result of a general decrease in grade to 3.88g/t from 5.41g/t achieved in 2005 (2004: 4.57g/t), together with a major mill re-lining in the second quarter, that negatively affected tonnage throughput. Consequently, total cash costs increased by 39 percent from $191 per ounce in 2005 to $266 per ounce in 2006 (2004: $196 per ounce). Capital expenditure of $1 million was 50 percent lower than the capital expenditure of 2005 of $2 million (2004: $2 million) and was spent on various small projects, including a minor plant upgrade.
Growth prospects: A regional drilling programme, with a view to finding another significant orebody, is being conducted over the next two years.

NAMIBIA
The Navachab mine is AngloGold
Ashanti’s only operation in Namibia.
Description: AngloGold Ashanti holds a
100 percent interest in the Navachab
open-pit gold mine after having obtained
an additional 30 percent interest in 1999.
The mine has been in production since
1990.
Location: Navachab is located near
Karibib in Namibia, on the southern west
coast of Africa.
Geology: The Navachab deposit is
hosted by Damaran greenschistam-
phibolite facies, calc-silicates, marbles
and volcanoclastics. The rocks have
been intruded by granites, pegmatites
and (quartz-porphyry dykes) aplite and
have also been deformed into a series of
alternating dome and basin structures.
The mineralized zone forms a sheet-like
body which plunges at an angle of
approximately 20 degree to the north-
west. The mineralization is predominantly
hosted in a sheeted vein set (±60 percent) and a replacement skarn body (±40 percent). The gold is very fine-grained and associated with pyrrhotite, and minor to trace amounts of pyrite, chalcopyrite, maldonite and bismuthinite. Approximately
80 percent of the gold is free milling.
Navachab – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month)
110
Technology
crushing,
SAG milling,
cyanide leach,
CIP,
elution,
electro-winning
Operating and production data for Navachab
2006                         2005                       2004
Pay limit (oz/t)
0.04                          0.05                        0.05
Pay limit (g/t)
1.29                          1.65                        1.46
Recovered grade (oz/t)
0.053
0.060
0.046
Recovered grade (g/t)
1.81
2.05
1.59
Gold production (000 oz) 100 percent
86
81
66
Total cash costs ($/oz)
(1)
349
321
348
Total production costs ($/oz)
(1)
407
333
424
Capital expenditure ($ million) 100 percent
5
5
21
Employees
(2)(3)
313                           315                          251
Outside contractors
(2)
–                              –                             –
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
(3)
No mining labor, contract or otherwise, was on site during the first half of 2004.

Operating performance: In 2006, gold production rose by 6 percent to 86,000 ounces from 81,000 ounces in 2005
(2004: 66,000 ounces) as increased tonnage throughout offset the effect of the decline in grade to 1.81g/t from 2.05g/t in
2005 (2004: 1.59g/t). Total cash costs increased to $349 per ounce from $321 per ounce in 2005 (2004: $348 per ounce)
due to the lower recovered grade. Capital expenditure of $5 million was unchanged from that of 2005 (2004: $21 million)
and was incurred mainly on preparation for mining the Grid A satellite orebody and treatment plant optimization.
Growth prospects: Historical studies on a further potential pit expansion which was previously considered uneconomical, are being reconsidered given the current outlook for the gold price. Several brownfields prospects located within trucking distance are currently under investigation.
TANZANIA
The Geita mine is AngloGold Ashanti’s only operation in Tanzania.
Description: The Geita mine is a multi-pit operation with a CIL plant that has the capacity to treat 6 million tones a year.
Prior to April 2004, Ashanti and AngloGold each held a 50 percent share in Geita, which was managed under the joint venture agreement entered into between the companies. As a result of the business combination, Geita is now a wholly-
owned subsidiary.
Location: The Geita mine is located 80 kilometers south-west of the town of Mwanza.
Geology: Geita is an Archaean mesothermal mainly BIF-hosted deposit. Mineralization is located where auriferous fluids, which are interpreted to have moved along shears often on BIF-diorite contacts, reacted with the BIF. Some lower-grade mineralization can occur in the diorite as well (usually in association with BIF-hosted mineralization), and approximately
20 percent of the gold is hosted in the diorite.

Geita – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month) 490
Technology
crushing,
SAG milling,
ball milling,
gravity concentration,
CIL,
elution,
electro-winning
Operating and production data for Geita
2006                       2005
2004
(1)
Pay limit (oz/t)
0.13                        0.07                        0.09
Pay limit (g/t)
4.16                        2.27                        2.81
Recovered grade (oz/t) 0.049 0.092 0.109
Recovered grade (g/t) 1.68 3.14 3.74
Gold production (000 oz) 100 percent 308 613 692
Gold production (000 oz) 100 percent attributable from May 2004 308 613 570
Total cash costs ($/oz)
(2)
630 298 250
Total production costs ($/oz)
(2)
766 419 335
Capital expenditure ($ million) 100 percent 67 78 14
Capital expenditure ($ million) 100 percent attributable from May 2004 67 78 13
Employees
(3)
2,043                       1,066                         661
Outside contractors
(3)
1,177 1,214 1,595
(1)
Prior to April 26, 2004, AngloGold held a 50 percent stake.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.
Operating performance: In 2006, total gold production decreased by 50 percent to 308,000 ounces from 613,000 ounces in 2005 (2004: 692,000 ounces) due to a combination of factors. In the first quarter, a drought reduced water supply to the processing plant and subsequent heavy rains resulted in hauling constraints. This, combined with a slower-than-
anticipated cut-back of the Nyankanga pit, resulted in a 46 percent drop in the grade for 2006 to 1.68g/t from 3.14g/t in
2005 (2004: 3.74g/t ).
These factors also contributed to the 111 percent increase in total cash costs from $298 per ounce in 2005 to $630 per ounce in 2006 (2004: $250 per ounce). Capital expenditure of $67 million (2005: $78 million – 2004: $13 million) included the cost of infrastructure associated with the change from contractor mining to owner mining, together with the purchase of larger trucks and a shovel.
Growth prospects: Exploration to identify and generate resources to the inferred category, as well as the conversion of resources into reserves, will continue. Current inferred resources are expected to add four years to life of mine reserves and significant additional surface and underground potential is anticipated.
Outlook: A partial slope in the Nyankanga pit in February 2007 has changed the mining sequence of the pit’s high-grade area, reducing the 2007 Geita production outlook from a planned doubling to a 30 percent increase to 400,000 ounces.

UNITED STATES OF AMERICA
AngloGold Ashanti acquired its operations in the United States of America from Minorco, effective March 31, 1999 and comprise the wholly-owned AngloGold Ashanti (Colorado) Corp., which holds a 67 percent interest in the Cripple Creek &
Victor Gold Mining Company (CC&V) in Colorado with a 100 percent interest in gold produced until certain conditions are met (as explained below). AngloGold Ashanti owns 100 percent of Big Springs in Nevada, which is currently in the final stages of rehabilitation and closure.
Cripple Creek & Victor (attributable 67 percent with 100 percent interest in production)
Description: AngloGold Ashanti holds a 67 percent stake in CC&V, with the remaining 33 percent held by Golden Cycle
Gold Corporation (Golden Cycle). AngloGold Ashanti is the manager of the operation and is entitled to receive 100 percent of the cash flow from the operation until loans extended to the joint venture are repaid and the initial phase ends. CC&V is a low-cost, low-grade open-pit operation.
Location: CC&V is located south-west of Colorado Springs in the state of Colorado in the USA.
Geology: The district of Cripple Creek is centered on an intensely altered alkaline, Tertiary-aged, diatreme-volcanic, intrusive complex, approximately circular in shape covering 18.4 square kilometers and surrounded by Precambrian rocks.
The Precambrian rocks consist of biotite gneiss, granodiorite and quartz monzonite and granite.
The intersection of these four units and regional tectonic events formed an area of regional dilation which subsequently facilitated the formation of the volcanic complex. The majority of the complex then in-filled with the eruptive phase Cripple
Creek Breccia host rock. This complex was subsequently intruded by a series of intrusive dykes and sills that include syenites, phonolites, phonotephrites and lamprophyres. These intrusive occupy all of the dominant district structural orientations. District structures are generally near vertical and strike north-north-west to north-east. These structures acted as primary conduits for the late-stage gold mineralizing solutions. Higher grade pods of mineralization occur at structural intersections and/or as sheeted vein along zones of strike deflection. High-grade gold mineralization is associated with
K-feldspar + pyrite +/- carbonate alteration and occurs adjacent to the major structural and intrusive dyke zones. The broader zones of disseminated mineralization occur primarily as micro-fracture halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.

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
Cripple Creek & Victor – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month)
- crushed ore production 1,512
- total ore production 1,512
-       solution processed
2,235
Technology
crushers,
valley heap-leach,
gold adsorption by carbon in solution,
elution,
electro-winning
Operating and production data for Cripple Creek & Victor operations
2006                       2005                       2004
Pay limit (oz/t)
0.01                        0.01                        0.01
Pay limit (g/t)
0.34                        0.34                        0.34
Recovered grade (oz/t) 0.016 0.018 0.018
Recovered grade (g/t) 0.54 0.62 0.61
Gold production (000 oz) 283 330 329
Total cash costs ($/oz)
(1)
248                         230                          220
Total production costs ($/oz)
(1)
498                         418                          365
Capital expenditure ($ million) 13 8 16
Employees
(2)
325                         313                          313
Outside contractors
(2)
44                           44                           74
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Operating performance: In 2006, gold production at CC&V declined by 14 percent to 283,00 ounces from
330,000 ounces produced in 2005 (2004: 329,000 ounces) primarily as a result of reduced rainfall in the region and the consequent reduction in irrigation of the heap-leach pad. Yield was 0.54g/t compared with the 0.62g/t achieved in 2005
(2004: 0.61g/t). Total cash costs of $248 per ounce were 8 percent higher than the $230 per ounce achieved in 2005
(2004: $220 per ounce), primarily as a result of higher prices for consumables and greater mining activity, that resulted in the placement of 14 percent more ore tonnes on the leach pad. The impact of the higher costs, however, was partially offset by the associated increase in recoverable ounces placed on the leach pad. By the end of 2006, the water shortage issue had been addressed and gold production had returned to normal levels.
Capital expenditure of $13 million was 63 percent higher than the $8 million spent in 2005 (2004: $16 million) and was incurred on increased brownfields exploration and upgrading the operation’s water delivery systems.
Growth prospects: An extension of mine life is currently underway at CC&V which would involve the staged expansion of the heap leach facility together with the development of new ore sources within the existing claims.

ZIMBABWE
The Freda-Rebecca, a former Ashanti operation, was owned by AngloGold Ashanti for only four months in 2004. The operation was sold with effect from September 1, 2004 to South African-based Mwana Africa Holdings for $2 million.
Operating and production data for Freda-Rebecca
2006                        2005
2004
(1)
Pay limit (oz/t)
–                             –                             –
Pay limit (g/t)
–                             –                             –
Recovered grade (oz/t)
–
–
0.048
Recovered grade (g/t)
–
–
1.66
Gold production (000 oz)
–
–
9
Total cash costs ($/oz)
(2)
–
–
417
Total production costs ($/oz)
(2)
–
–
556
Capital expenditure ($ million)
–
–
1
Employees
(3)
–                             –
687
Outside contractors
(3)
–
–
58
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
In Argentina, the usual ways of transferring rights over mining licenses are: to sell the license; to lease such license; or to assign the rights under such a license by a beneficial interest or Usufruct Agreement. In the case of Cerro
Vanguardia - AngloGold Ashanti’s operation in Argentina - the mining title holder is its partner, Fomicruz, and due to the
Usufruct Agreement signed between them and Cerro Vanguardia SA on December 27, 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on December 27, 2036.
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
AngloGold Ashanti’s operating properties are located in the state of Western Australia. The most common forms of tenure are exploration and prospecting licenses, mining leases, miscellaneous licenses and general purpose leases.

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
Government royalties are payable as specified in the relevant legislation in each State or Territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations. Similarly, a Miscellaneous
License may be granted for a number of permitted purposes including road and water access.
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
and a Mining Concession or Mine Manifest, valid for the life of the deposit. In general, exploration licenses are granted on a first-come, first-served basis. Mining concessions are granted to the holders of exploration licenses that manage to prove the existence of a Mineral Resource and have been licensed by the environmental competent authority.
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
Ghana
Mining activities in Ghana are primarily regulated by the new Minerals and Mining Act, 2006 (the Mining Act). The Mining
Act replaces the repealed Minerals and Mining Law, 1986 (PNDCL 153). The Mining Act replicates many of the provisions of the old Law. Under the Constitution and the Mining Act, all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under license or lease.

The key material modifications to the previous mining regime affected by the Mining Act are:
•
the right of the government to acquire a 10 percent ‘free-carried’ interest in a mining company continues, but any further interest in the mining company shall be acquired on terms to be agreed with the holder of the mining right. The
Act does not prescribe any terms;
• compensation principles for disturbance of an owner’s surface rights; and
•
although the right of the government to be issued with a special share in a mining company still exists, the consent of the special shareholder will only be required for the disposal of a mining lease and/or material assets, which are situated in Ghana.
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
Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or is otherwise in contravention of the procedures prescribed by the Mining Act, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.

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
Violation of these provisions of the Mining Act is a criminal offence. The Mining Act also gives the Minister of Mines power to investigate and report on the ownership and control of any mining company.
The Act provides for stability agreements, as a mechanism to ensure that the incentives and protection afforded by laws in force at the time of the Stability Agreement are guaranteed for 15 years. A stability agreement is subject to ratification by
Parliament.
Under the Act, the Minister may enter into a Development Agreement under a mining lease where the proposed investment by the holder will exceed $500 million.
A development agreement may contain provisions relating to the mineral right or operations to be conducted, the circumstances or manner in which the Minister may exercise discretion conferred by the Act, stability terms, and in relation to environmental issues and obligations of the holder of the mineral right. A Development agreement is also subject to ratification by Parliament.
Prior to the business combination between AngloGold and Ashanti, AngloGold and the government of Ghana agreed the terms of a Stability Agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold
Ashanti would operate in Ghana following the implementation of the business combination. The terms of the Stability
Agreement have not been altered by the new Mining Act.
Payments and allowances
The Mining Act provides that royalties are payable by the holder of a mining lease to the State at rates of between
3 percent and 6 percent of total minerals revenue, depending on a formula set out in mineral royalty regulations. The laws of Ghana currently provide for income tax at a rate of 25 percent. The Mining Act provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits. AngloGold Ashanti and the government of
Ghana have entered into the Stability Agreement with respect to the payment of royalties and taxes.
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
•
to ensure that the income tax rate would be 30 percent for a period of 15 years. The agreement was amended in
December 2006 to a tax rate equal to the prevailing corporate rate and shall not be higher than 30 percent;
•
that a sale of AngloGold Ashanti’s or any of its subsidiaries' assets located in Ghana remain subject to the government's approval;
•
to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
•
to retain its special rights (Golden Share) under the provisions of the Mining Act pertaining to the control of a mining company, in respect of the assets and operations in Ghana.
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
Reconnaissance and prospecting licenses are normally granted for up to 12 months and three years respectively, subject to renewal. A detailed programme must be submitted for the recruitment and training of Ghanaians with a view to achieving ‘localization’, being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.
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
The Minister of Mines may suspend or cancel a mineral right if, among other things, the holder:
•
fails to make payments under the Mining Act when due;
•
is in breach of any provisions of the Mining Actor the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals;
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
Mining properties: The current mining lease for the Obuasi area was granted by the government of Ghana on
March 5, 1994. It grants mining rights to land with an area of approximately 334 square kilometers in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometers has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometers, “the Lease Area”.
The company is required to pay to the government of Ghana rent (subject to review every five years, when the rent may be increased by up to 20 percent) at a rate of approximately $5 per square kilometers and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area. Under the Stability Agreement the Government
of Ghana has agreed to extend the term of the Obuasi lease until 2054.
Bibiani had title to a 50 square kilometers mining lease for a period of 30 years to May 18, 2027. The terms and conditions of the lease are consistent with similar leases granted in respect of Obuasi. With effect from October 1, 2001, the Bibiani mining lease was transferred to Ashanti Goldfields Company Limited from Ashanti Goldfields (Bibiani) Limited. The
Bibiani Mine and its assets were sold to Central African Gold Limited, effective December 1, 2006.
Iduapriem has title to a 33 square kilometer mining lease granted on April 19, 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease.
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
Both permits referred to above include a Mining Convention (Convention d’Etablissement) covering exploration, mining, treatment and marketing in a comprehensive document. This outlines the general conditions with regard to exploration
(work programme, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labor, protection of the environment, reclamation, safety, hygiene and settlement of disputes).

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
Namibia
Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants a prospecting license and on presentation of a feasibility study, a mining license is then granted taking into account the abilities of the company, including mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant license has been granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year license expires in 2018.
South Africa
The Mineral and Petroleum Resources Development Act: In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA), which was passed by the Parliament of South Africa in
June 2002 and came into effect on May 1 2004. The MPRDA vests custodianship of South Africa’s mineral rights in the
State, which will issue prospecting rights or mining rights to applicants in the future. For further details relating to the
MPRDA and the associated broad-based socio-economic empowerment charter and related scorecard, as well as
AngloGold Ashanti’s progress in converting existing rights in terms of the new legislation, see Item 3D.: Risk factors –
AngloGold Ashanti’s new order mineral rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.
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
prospecting licenses; retention licenses; and mining licenses.
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
The Cripple Creek & Victor Gold Mining Company joint venture consists almost entirely of owned patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the
State of Colorado are life-of-mine permits.
Ore Reserves
Ore reserve estimates are reported in accordance with the requirements of the SEC’s Industry Guide 7. Accordingly, as of
the date of reporting, all reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold
Ashanti’s existing rights to mine, or within the renewal periods of AngloGold Ashanti’s rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See “Item 4B.: Business overview — Rights to mine and title to properties”, “— Safety and Health”, and “Item 4D.: Property, plant and equipment”.
AngloGold Ashanti has standard procedures for the estimation of ore reserves. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons.

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-
situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable.
Exclusions on the grounds of safety (for example, stability pillars, shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with the cost structure, yield, mine call factor, gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and ore reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the ore reserve for that operation.
In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the orebody using assumed values for gold price, operating costs and metallurgical recoveries. An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these assumptions. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the ore reserves. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as proven or probable constitute the ore reserve.
The gold price and exchange rate used for 2006 and 2005 Reserves are outlined in the following table.
2005
( 3 Year Average)
2006
(Business Plan)
2006
(3 Year Average)
Units
Reserve Gold Price
400
550
486                US$/oz
Exchange Rate – South Africa
6.75                         6.50                            6.53
ZAR/US$
Exchange Rate – Australia
0.72
0.73                           0.75
US$/Aus$
Given the sustained increase in the gold price since 2002 and the positive gold price outlook, AngloGold Ashanti prepared its life of mine business plans using a gold price of $550 per ounce. The ore reserves determined from the planning process were then tested for economic viability at the three-year historical average gold price and currency exchange rates shown in the above table for determining SEC compliant reserves. The resultant SEC compliant proven and probable reserves are shown in the following pages.
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

The total AngloGold Ashanti Ore Reserves increased from 63.3 million ounces in 2005 to 66.0 million ounces in
December 2006. The principal changes in AngloGold Ashanti’s ore reserves as at December 31, 2006 compared with those published as at December 31, 2005 are as follows:
Moz
December 2005 Ore Reserves
63.3
Principal Reductions
2006 Total Depletion
-6.5
Tau Lekoa, due to lower grade and Mine Call Factor -0.4
Moab Khotsong, due to drop in values as a result of drilling -0.4
Bibiani, due to sale of property -0.1
Other -0.4
Principal Additions
Mponeng, due to inclusion of the VCR below 120 level project and higher gold price
2.9
Cripple Creek and Victor, due to planned extension of life 1.1
Sadiola, due to the inclusion of the deep sulphides 1.0
Boddington, due to upgrade of Inferred material in pit and increase in gold and copper prices 0.7
Sunrise Dam, due to inclusion of North-Wall Cutback and Cosmo 0.7
Iduapriem, due to increased gold price 0.5
AngloGold Ashanti Brasil Mineração, due to Cuiaba development and Corrego do Sitio Sulphide 0.5
Cerro Vanguardia, due to successful exploration programme and increased gold price 0.4
Siguiri, additional pit included 0.4
Navachab, due to a larger economic pit 0.3
Savuka, due to increased gold price 0.3
Yatela, due to the inclusion of an additional cutback 0.2
Serra Grande, due to incorporation of an open pit and development of levels with higher tons than expected 0.2
Morila, due to the increased gold price 0.1
Other 1.4
December 2006 Ore Reserves*
66.0
* rounding may result in computational diifferences
AngloGold Ashanti will continue to pursue a strategy of increasing value-adding reserves through expansion projects, brownfields and greenfields exploration and acquisition of new assets.
The ore reserve estimates in this document include ore reserves below current infrastructure in the case of certain South African and Ghanaian underground mines which are in production. These ore reserves have been determined based upon completed economic studies.
Audit of 2005 Mineral Resource and Ore Reserve statement
During the course of the year, the AngloGold Ashanti 2005 Mineral Resource and Ore Reserve statements were submitted to independent consultants for review. The Mineral Resources and Ore Reserves from six of AngloGold Ashanti’s global operations were selected and subjected to review. The six operations that were reviewed were Moab Khotsong,
Tau Lekoa, Vaal River Surface, Navachab, Siguiri and Serra Grande.
The company has been informed that the audit identified no material shortcomings in the process by which AngloGold
Ashanti’s Reserves were evaluated. It is the company’s intention to repeat this process so that all its operations will be audited over a three-year period. The audit of those operations selected for review during 2006 is currently in progress.
AngloGold Ashanti’s ore reserve statements have been prepared by the competent persons who manage AngloGold
Ashanti’s ore reserves. See “Item 6.: Directors, senior management and employees”.

Ore Reserves: Imperial
At December 31, 2006
Proven Ore Reserves
(1)
Probable
Ore
Reserves
(1)
Metallurgical
Gold
Gold
Recovery
Tons
(5)
Grade     Content
(1)
Tons
(5)
Grade      Content
(1)
Factor
(mill)
(oz/ton)
(mill oz)
(mill)
(oz/ton)
(mill oz)
percent
South Africa
Vaal River
Great Noligwa 9.7 0.222 2.2 9.1 0.207 1.9 96.9
Kopanang 1.6 0.259 0.4 18.2 0.242 4.4 97.8
Moab Khotsong 0.2 0.260 0.1 9.0 0.346 3.1 97.6
Tau Lekoa 0.7 0.145 0.1 2.6 0.119 0.3 97.0
West Wits
Mponeng
(2)
2.0 0.327 0.6 24.6 0.250 6.1 98.5
Savuka 0.6 0.174 0.1 0.4 0.154 0.1 97.2
TauTona
(2)
0.6 0.332 0.2 14.5 0.329 4.8 98.1
Surface
Surface sources 0.0 0.000 0.0 115.5 0.017 1.9 44 – 88
(4)
Argentina
Cerro Vanguardia (92.5 percent)
(3)
0.9 0.207               0.2 7.6 0.181 1.4                 95.2
Australia
Boddington (33.33 percent)
(3)
50.4 0.027 1.4 138.4 0.023 3.2 82.2
Sunrise Dam 10.1 0.070 0.7 8.1 0.147 1.2 83.5-85
(4)
Brazil
AngloGold Ashanti Brasil Mineraçáo 2.3          0.187 0.4          10.3           0.22             2.3               87-94
(4)
Serra Grande (50 percent)
(3)
1.8 0.133 0.2 1.1 0.173 0.2 91-96
(4)
Ghana
Bibiani
(6)
0.0 0.000 0.0 0.0 0.000 0.0 -
Iduapriem (85 percent)
(3)
35.9 0.045 1.6 12.9 0.048 0.6 94.5
Obuasi 20.1 0.094 1.9 69.3 0.098 6.8 80-81.0
(4)
Guinea
Siguiri (85 percent)
(3)
20.1 0.017 0.3 58.1 0.025 1.4 93-97.5
Mali
Morila (40 percent)
(3)
6.8 0.073 0.5 5.0 0.072 0.4 89-91.5
(4)
Sadiola (38 percent)
(3)
8.2 0.042 0.3 16.3 0.081 1.3 80-94
(4)
Yatela (40 percent)
(3)
2.3 0.027 0.1 1.6 0.135 0.2 85
(4)
Namibia
Navachab 5.9 0.032 0.2 11.2 0.048 0.5 92
(4)
Tanzania
Geita 4.5 0.028 0.1 82.6 0.101 8.3 66.4-92.8
(4)
United States of America
Cripple Creek & Victor 103 0.027 2.8 39.2 0.027 1.0 60
Total                                                         287.7
0.050
14.479
655.6
0.079
51.491
(1)
Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)
Probable ore reserves include reserves below infrastructure. See table below.
(3)
Ore reserves attributable to AngloGold Ashanti’s percentage interest shown.
(4)
Recovery factor varies according to ore type.
(5)
Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois
(6)
Bibiani was sold on December 1, 2006.
(7)
The Vaal Reef Ore Reserves include 26.10 million pounds of Uranium by-products; this can not be accounted for by mine as Great Noligwa,
Kopanang and Moab Khotsong feed to a combination of plants.
(8)
The Ore Reserve contains 24.5 million ounces of silver to be recovered as a by-product.
(9)
The Ore Reserve contains 418 million pounds of copper.
(10)
0.55 million tons of sulphure will be recovered from processing the Ore Reserve.
The 2006 probable ore reserves include reserves below infrastructure in the case of the following underground mines currently in production:
Mine
Tons (millions)
Grade (ounces/ton)
Gold Content (million ounces)
Tau Tona 5.0 0.40 2.0
Mponeng                                                                                 8.8
0.27 2.4
Obuasi                                                                                    4.4
0.27 1.2
Total                                                                                      18.2
0.31 5.6

Ore Reserves: Imperial
At December 31, 2005
Proven Ore Reserves
(1)
Probable
Ore
Reserves
(1)
Metallurgical
Gold
Gold
Recovery
Tons
(8)
Grade     Content
(1)
Tons
(8)
Grade    Content
(1)
Factor
(mill)
(oz/ton)
(mill oz)
(mill)
(oz/ton)
(mill oz)
percent
South Africa
Vaal River
Great Noligwa
6.6
0.252
1.7
12.2
0.240
2.9
97.1
Kopanang
(6)
1.2
0.282
0.4
21.7
0.237
5.2
97.7
Moab Khotsong
0.7
0.274
0.2
9.4
0.364
3.4
97.6
Tau Lekoa
4.3
0.122
0.5
4.2
0.118
0.5
96.7
West Wits
Mponeng
2.1
0.204
0.4
18.1
0.227
4.1
98.4
Savuka
(3)
0.0
0.241
0.0
0.0
0.263
0.0
97.6
TauTona
(2)
1.0
0.340
0.3
15.5
0.318
4.9
97.7
Surface
Surface sources
0.0
0.000
0.0
126.9
0.018
2.3
73.1
Ergo
(7)
-
-
-
-
-
-
-
Argentina
Cerro Vanguardia (92.5 percent)
(4)
1.7
0.233
0.4
4.9
0.190
0.9                 95.2
Australia
Boddington (33.33 percent)
(4)
45.4
0.029
1.3
102.6
0.025
2.5
n/a
Sunrise Dam
7.2
0.062
0.4
10.4
0.128
1.3
82-90
(5)
Brazil
AngloGold Ashanti Brasil Mineraçáo
2.3
0.187
0.4
9.5
0.219
2.1
87-92.5
(5)
Serra Grande (50 percent)
(4)
0.7
0.138
0.1
1.4
0.208
0.3
92.8-96.1
(5)
Ghana
Bibiani
4.4
0.030
0.1
0.4
0.027
0.0
60
Iduapriem (85 percent)
(4)
27.4
0.052
1.4
8.1
0.053
0.4
94
Obuasi
11.8
0.078
0.9
42.9
0.180
7.7
75-81.9
(5)
Guinea
Siguiri (85 percent)
(4)
26.0
0.018
0.5
40.5
0.029
1.2
93.5
Mali
Morila (40 percent)
(4)
7.0
0.094
0.7
2.7
0.106
0.3
89-91.5
(5)
Sadiola (38 percent)
(4)
3.0
0.057
0.2
5.8
0.119
0.7
75-93
(5)
Yatela (40 percent)
(4)
0.6
0.039
0.0
1.7
0.116
0.2
75-85
(5)
Namibia
Navachab
1.3
0.054
0.1
9.8
0.048
0.5
87-92
(5)
Tanzania
Geita
24.3
0.099
2.4
44.5
0.137
6.1
66-95
(5)
United States of America
Cripple Creek & Victor
96.3
0.025
2.4
35.0
0.025
0.9
62
Total                                                            275.3
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
(7)
Ergo was closed in March 2005.
(8)
Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.
The 2005 probable ore reserves include reserves below infrastructure in the case of the following South African mine:
Mine
Tons (millions)
Grade (ounces/ton)
Gold Content (million ounces)
Tau Tona
4.8
0.342
1.7
Total                                                                                       4.8
0.342
1.7
`
The ore reserves in respect of the remaining AngloGold Ashanti underground mines do not include any ore reserves below infrastructure
.

Ore Reserves: Metric
At December 31, 2006
Proven
Ore
Reserves
(1)
Probable Ore Reserves
(1)
Metallurgical
Gold
Gold
Recovery
Tonnes        Grade           Content
Tonnes
Grade
Content
Factor
(mill)
(g/t)
(tonnes)
(mill)
(g/t)
(tonnes)
percent
South Africa
Vaal River
Great Noligwa 8.8 7.61 67.0 8.2 7.10 58.5 96.9
Kopanang 1.5 8.87 13.2 16.5 8.31 137.2 97.8
Moab Khotsong 0.2 8.93 1.9 8.2 11.86 96.7 97.6
Tau Lekoa 0.6 4.97 3.1 2.4 4.07 9.7 97.0
West Wits
Mponeng
(2)
1.8 11.22 19.9 22.3 8.56 191.0 98.5
Savuka 0.6 5.97 3.3 0.4 5.29 2.1 97.2
TauTona
(2)
0.6 11.4 6.7 13.2 11.27 148.4 98.1
Surface
Surface sources 0.0 0.00 0.0 104.8 0.57 59.5 44-88
(4)
Argentina
Cerro Vanguardia (92.5 percent)
(3)
0.9 7.09 6.1 6.9 6.22
42.7                 95.2
Australia
Boddington (33.33 percent)
(3)
45.8 0.94 42.8 125.6 0.78 98.5 82.2
Sunrise Dam 9.1 2.39 21.8 7.6 4.87 36.9 83.5-85
Brazil
AngloGold Ashanti Brasil Mineraçáo 2.1 6.42 13.2 9.3 7.56 70.4 87-94
(4)
Serra Grande (50 percent)
(3)
1.6 4.57 7.5 1 5.92 5.9 91-96
(4)
Ghana
Bibiani
(5)
0.0 0.00 0.0 0.0 0.00 0.0 -
Iduapriem (85 percent)
(3)
32.5 1.53 49.7 11.7 1.63 19.0 94.5
Obuasi 18.2 3.21 58.5 62.9 3.38 212.3 80-81.0
(4)
Guinea
Siguiri (85 percent)
(3)
18.2 0.60 10.8 52.7 0.85 45.0 93-97.5
Mali
Morila (40 percent)
(3)
6.1 2.50 15.3 4.5 2.47 11.2 89-91.5
(4)
Sadiola (38 percent)
(3)
7.5 1.45 10.8 14.8 2.79 41.3 80-94
(4)
Yatela (40 percent)
(3)
2.1 0.94 1.9 1.4 4.63 6.6 85
(4)
Namibia
Navachab 5.3 1.08 5.8 10.1 1.63 16.5 92
(4)
Tanzania
Geita 4.0 0.97 3.9 74.9 3.47 259.6 66.4-92.8
(4)
United States of America
Cripple Creek & Victor 93.4 0.93 87 35.6 0.91 32.5 60
Total                                                            260.9
1.73
450.2
594.7
2.69
1601.5
(1)
Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)
Probable ore reserves include reserves below infrastructure. See table below.
(3)
Ore reserves attributable to AngloGold Ashanti’s percentage interest shown.
(4)
Recovery factor varies according to ore type.
(5)
Bibiani Mine was sold on December 1, 2006.
(6)
The Vaal Reef Ore Reserves include 11.8 thousand tons of Uranium by-products; this can not be accounted for by mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.
(8)
The Ore Reserve contains 0.76 million tons of silver to be recovered as a by-product.
(9)
The Ore Reserve contains 0.19 million tons of copper.
(10)
0.50 million tons of sulphure will be recovered from processing the Ore Reserve.
The 2006 probable ore reserves include reserves below infrastructure in the case of the following underground mines currently in production:
Mine
Tonnes (millions)
Grade (grams/tonne)
Gold Content (tonnes)
TauTona                                                                  4.5
13.71 62.3
Mponeng                                                                 7.9
9.26 73.6
Obuasi                                                                    4.0
9.43 37.6
Total                                                                     16.4
32.4 173.5

Ore Reserves: Metric
At December 31, 2005
Proven
Ore
Reserves
(1)
Probable Ore Reserves
(1)
Metallurgical
Gold
Gold
Recovery
Tonnes       Grade           Content
Tonnes
Grade
Content
Factor
(mill)
(g/t)
(tonnes)
(mill)
(g/t)
(tonnes)
percent
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
(2)
0.9 11.66 10.5 14.1 10.92 153.5 97.7
Surface
Surface sources 0.0 0.00 0.0 115.1 0.61 70.3 73.1
Ergo
(7)
- - - - - - -
Argentina
Cerro Vanguardia (92.5 percent)
(4)
1.6 7.99 12.6 4.5 6.53
29.2                 95.2
Australia
Boddington (33.33 percent)
(4)
41.2 1.01 41.4 93.1 0.85 78.8 n/a
Sunrise Dam 6.5 2.11 13.7 9.4 4.39 41.4 82.90
Brazil
AngloGold Ashanti Brasil Mineraçáo 2.1 6.4 13.2 8.6 7.5 64.4 87-92.5
(5)
Serra Grande (50 percent)
(4)
0.6 4.72 3.0 1.2 7.14 8.8 92.8-96.1
(5)
Ghana
Bibiani 4.0 1.03 4.1 0.4 0.93 0.3 60
Iduapriem (85 percent)
(4)
24.8 1.78 44.1 7.3 1.81 13.3 94
Obuasi 10.7 2.67 28.5 39.0 6.17 240.4 75-81.9
(5)
Guinea
Siguiri (85 percent)
(4)
23.6 0.62 14.5 36.7 1.00 36.6 93.5
Mali
Morila (40 percent)
(4)
6.4 3.21 20.5 2.5 3.63 9.0 89-91.5
(5)
Sadiola (38 percent)
(4)
2.8 1.95 5.4 5.3 4.09 21.5 75-93
(5)
Yatela (40 percent)
(4)
0.5 1.33 0.7 1.5 3.97 6.1 75-85
(5)
Namibia
Navachab 1.2 1.85 2.2 8.9 1.65 14.7 87-92
(5)
Tanzania
Geita 22.1 3.40 75.1 40.4 4.69 189.2 66-95
(5)
United States of America
Cripple Creek & Victor 87.4 0.86 75.4 31.8 0.86 27.4 62
Total                                                            249.8
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
The 2005 probable ore reserves include reserves below infrastructure in the case of the following South African mine:
Mine
Tonnes (millions)
Grade (grams/tonne)
Gold Content (tonnes)
TauTona                                                                  4.4
11.73 51.4
Total                                                                       4.4
11.73 51.4
The ore reserves in respect of the remaining AngloGold Ashanti underground mines do not include any ore reserves below infrastructure
.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:
Stockpiles
(1)
At December 31, 2006
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
Surface
Surface sources
(2)
115.481
0.02                              1.912
Argentina
Cerro Vanguardia (92.5 percent)
0.020
0.58                              0.012
Australia
Boddington (33.33 percent)
0.165
0.02                              0.004
Sunrise Dam
7.455
0.05                              0.399
Brazil
AngloGold Ashanti Brasil Mineraçáo
0.051
0.23                              0.012
Serra Grande (50 percent)
0.073
0.23                              0.017
Ghana
Iduapriem (85 percent)
1.373
0.04                              0.049
Obuasi
(3)
51.647
0.04                              2.133
Guinea
Siguiri (85 percent)
20.052
0.02                              0.348
Mali
 Morila
(3)
(40 percent)
6.561
0.05                              0.347
Sadiola (38 percent)
8.057
0.04                              0.327
Yatela (40 percent)
2.278
0.03                              0.062
Namibia
Navachab
4.600
0.02                              0.102
Tanzania
Geita
4.457
0.03                              0.126
United States of America
 Cripple Creek & Victor
0.000
–                             0.000
Note: The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.
(1)
Attributable to AngloGold Ashanti.
(2)
Centralized operations treating material on surface that was previously generated by several underground operations.
(3)     Includes Tailing Storage Facilities.

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
Surface
Surface sources
(2)
0.000
–                             0.000
Argentina
Cerro Vanguardia (92.5 percent)
0.077
0.205                              0.016
Australia
Boddington (33.33 percent)
0.000
–                             0.000
Sunrise Dam
5.310
0.050                             0.263
Brazil
AngloGold Ashanti Brasil Mineraçáo
0.044
0.226                             0.010
Serra Grande (50 percent)
0.047
0.203                             0.010
Ghana
Iduapriem (85 percent)
0.536
0.048                             0.026
Obuasi
3.307
0.018                             0.058
Guinea
Siguiri (85 percent)
23.982
0.016                             0.378
Mali
 Morila (40 percent)
3.536
0.069                             0.243
Sadiola (38 percent)
3.039
0.057                             0.173
Yatela (40 percent)
0.569
0.039                             0.022
Namibia
Navachab
1.286
0.054                             0.069
Tanzania
Geita
0.826
0.084                             0.069
United States of America
 Cripple Creek & Victor
0.000
–                            0.000
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
At December 31, 2006
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
Surface
Surface sources
(2)
104.763
0.57                          59.475
Argentina
Cerro Vanguardia (92.5 percent)
0.018
20.00                             0.369
Australia
Boddington (33.33 percent)
0.150
0.80                            0.120
Sunrise Dam
6.763
1.82                          12.325
Brazil
AngloGold Ashanti Brasil Mineraçáo
0.046
7.95                           0.368
Serra Grande (50 percent)
0.066
7.87                           0.522
Ghana
Iduapriem (85 percent)
1.246
1.23                           1.531
Obuasi
(3)
46.853
1.42                         66.353
Guinea
Siguiri (85 percent)
18.191
0.60                         10.828
Mali
 Morila
(3)
(40 percent)
5.951
1.82                         10.815
Sadiola (38 percent)
7.309
1.39                         10.160
Yatela (40 percent)
2.066
0.94                           1.940
Namibia
Navachab
4.173
0.76                           3.181
Tanzania
Geita
4.044
0.97                          3.924
United States of America
 Cripple Creek & Victor
0.000
–                          0.000
(1)
Attributable to AngloGold.
(2)
Centralized operations treating material on surface that was previously generated by several underground operations.
(3)
Includes Tailing Storage Facilities.

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
Surface
Surface sources
(2)
0.000
–                           0.000
Argentina
Cerro Vanguardia (92.5 percent)
0.070
7.01                          0.492
Australia
Boddington (33.33 percent)
0.000
–                          0.000
Sunrise Dam
4.817
1.70                          8.178
Brazil
AngloGold Ashanti Brasil Mineraçáo
0.040
7.76                          0.311
Serra Grande (50 percent)
0.043
6.97                          0.296
Ghana
Iduapriem (85 percent)
0.486
1.66                          0.807
Obuasi
3.000
0.60                          1.800
Guinea
Siguiri (85 percent)
21.756
0.54                        11.744
Mali
 Morila (40 percent)
3.208
2.36                          7.555
Sadiola (38 percent)
2.757
1.95                          5.373
Yatela (40 percent)
0.517
1.33                          0.688
Namibia
Navachab
1.167
1.85                         2.160
Tanzania
Geita
0.750
2.88                         2.159
United States of America
 Cripple Creek & Victor
0.000
–                          0.000
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
Brasil Mineraçáo
Two adjacent levels of ore body opened up,
developed and sampled on a 217 x 7 foot interval.
Drilling pattern of 196 x 65 feet for Cuiaba
Expansion Project.
Two adjacent levels of ore body
opened up, developed and sampled
on a 217 x 7 foot interval. Drilling
pattern of 196 x 65 feet for Cuiaba
Expansion Project.
Serra Grande
(50 percent)
66 x 33 feet 66 x 164 feet
Ghana
Iduapriem 164 x 164 feet 246 x 164 feet
Obuasi - Surface 66 x 66 feet 98 x 98 feet
Obuasi - Underground     66 x 66 feet
197 x 197 feet
Guinea
Siguiri
16 x 33 feet 164 x 82 feet
Mali
Morila
33 x 33 feet 98 x 98 feet
Sadiola 82 x 82 feet 115 x 115 feet
Yatela 33 x 33 feet and 82 x 82 feet 115 x 148 feet
Namibia
Navachab
33 x 33 feet 82 x 82 feet
Tanzania
Geita
33 x 33 feet 131 x 131 feet
USA
Cripple Creek & Victor    <98 x 98 feet
>98 x 98 feet

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
Argentina
Cerro Vanguardia 5 x 12.5 meter 10 x 25 meter
Australia
Boddington
The average weighted distance to samples must be
less than 40 meter of block centroid and more than 25
samples must have been used in the estimation
The average weighted distance to
samples must be less than 60
meter of block centroid and more
than 15 samples must have been
used in the estimation
Sunrise Dam 25 x 25 meter 40 x 40 meter
Brazil
AngloGold Ashanti
Brasil Mineraçáo
Two adjacent levels of ore body opened up, developed
and sampled on a 66 x 2 meter interval. Drilling pattern
of 60 x 20 for Cuiaba Expansion Project.
Two adjacent levels of ore body
opened up, developed and
sampled on a 66 x 2 meter interval
Serra Grande
(50 percent)
20 x 10 meter 20 x 50 meter
Ghana
Iduapriem 50 x 50 meter 75 x 50 meter
Obuasi – Surface 20 x 20 meter 30 x 30 meter
Obuasi - Underground     20 x 20 meter
60 x 60 meter
Guinea
Siguiri 5 x 10 meter 50 x 25 meter
Mali
Morila 10 x 10 meter 30 x 30 meter
Sadiola 25 x 25 meter 35 x 35 and 25 x 25 meter
Yatela 25 x 25 and 10 x 10 meter 35 x 45 meter
Namibia
Navachab 10 x 10 meter 25 x 25 meter
Tanzania
Geita
10 x 10 meter 40 x 40 meter
USA
Cripple Creek & Victor     <30 x 30 meter
>30 x 30 meter

Research and development
AngloGold Ashanti’s research and development includes a range of initiatives in geology, mining, processing, engineering, safety, environment, marketing and knowledge management. A combination of collaborative and in-house research is adopted. Collaborative partners include research organizations, universities, mining companies, mining service providers and contractors.
In addition, AngloGold Ashanti’s wholly owned subsidiary, ISS International Ltd, (ISSI), is a global company specializing in seismic monitoring of mines, engineering structures and earthquakes. The company initiates and undertakes both broad-based and focused research and development to enhance the safety of those working in mining by developing effective monitoring and warning technology systems. ISSI functions on the international stage and its involvement in seismic matters extends well beyond the mining environment.
AngloGold Ashanti is a signatory of the International Cyanide Management Institute (ICMI) and is committed to reaching compliance with the International Cyanide Management Code. All processing operations group-wide were audited by an in-house audit team, areas of improvement were identified at the operations and a schedule is in place for the operations to undergo ICMI external audits to demonstrate compliance with the International Cyanide Management Code. Extensive cyanide speciation studies have been conducted in collaboration with Mintek at the various plants in the South Africa region to determine, on both a macro and a micro-scale, the environmental impacts of cyanide in residue material.
A project evaluating the impacts of hypersaline water and cyanide on wildlife and the environment is under way in
Australia in collaboration with ACMER. Continuing projects cover cyanide measurement and control, cyanide recovery and cyanide destruction. These projects have enabled a clearer understanding of the environmental impacts of cyanide and have led to the implementation of strategies to ensure compliance with the requirements of the International Cyanide
Management Code.
The AuTEK project to develop new industrial uses for gold is based at Mintek in Johannesburg. AngloGold Ashanti continues to support the catalysis initiative within the programme. This involves gold catalyst development for carbon monoxide oxidation, for use in fuel cells and in photocatalysis. Current efforts are aimed at improving scale-up and commercialization of gold catalysts.
Geology initiatives include:
·    The development of a pneumatic sampler for underground use
·     A digital terrain modeling system for proper representation of 3D data on underground plans, particularly in steeply dipping areas
·    Geometallurgical mapping and mine modeling to systematically produce metallurgical ore body domains
·    A hydrothermal project to understand chemical characteristics of ores and their potential impacts on processing and recovery
Mining initiatives include:
·    Improving short-term seismic hazard assessment through improved numerical modeling capability
·    Improving tunnel support systems in deep, seismically active mines through a destructive proof-testing approach
·    Development of an oscillating disc cutter to be mounted on a four wheel drive vehicle for underground face sampling
·    Development and testing of an underground water cannon system for stope cleaning
·    A large open-pit research project to develop a new toolbox for geotechnical design and risk management
·    Development of an alternative radar system for radar monitoring of pit slopes
·    Development of micro-seismic monitoring for pit wall stability as a backup monitoring system
·    Risk-based mine planning using conditional simulation techniques
·    Integration of software used for geological mapping and modeling

Processing initiatives include:
·    Thiosulphate leaching of gold as a development of a non-cyanide gold extraction process
·    Use of digital camera technology to measure mill feed size, using this information to improve mill process control
·    Establishing uranium leaching conditions for maximum extraction of uranium from the Vaal River operations
·     Amira P9N comminution technology project on milling efficiency, steel ball and liner wear
Amira P420 gold processing project looking at refractory ore treatment, thiosulphate leaching, cyanide and the environment
·     Amira P266 thickening project, improving thickener performance using discrete element analysis and modeling
·    Evaluation of optical sorting as a method for upgrading ore streams or waste rock dumps
·    Thickened tailings beach slope angle modeling to improve tailings facility operation
Other initiatives include:
·    Monitoring real-time corrosion rates in uranium plant elution columns
·    Void-filling using aerated cement walls for improved management of heat, radiation and ventilation
·    Automated in-stope water-blast to reduce silica dust exposure in stopes
Global Exploration
The replacement of production ounces through near-mine (brownfields) exploration continued to remain a high priority for
AngloGold Ashanti in 2006. During the year, brownfields exploration activities continued around all of the group’s present operations.
In 2006, exploration activities in new areas (greenfields exploration) were primarily focused on the Tropicana Joint Venture
Project in Western Australia, in Colombia, and in the Democratic Republic of Congo (DRC). Joint ventures and partnerships with other companies facilitated further greenfields exploration activities in Russia, China, Laos and the
Philippines, while the company divested its exploration assets in both Alaska and Mongolia during the year. The discovery of new long-life, low-cost mines remains the principle objective of the greenfields exploration programme, although
AngloGold Ashanti is also committed to maximizing shareholder value by exiting or selling those exploration assets that do not meet its internal growth criteria and also by opportunistically investing in prospective junior exploration companies.
During 2006, total expenditure amounted to $103 million (including equity accounted joint ventures). Expenditure is expected to increase to $163 million (including equity accounted joint ventures) in 2007.
Argentina
At Cerro Vanguardia, drilling of over 30 linear kilometers along an extensive array of veins was completed to detect viable oreshoots.
Australia
Brownfields: At Sunrise Dam, brownfields exploration continues to focus on increasing the underground resource inventory and increasing the confidence category of the Mineral Resources so that Ore Reserve conversion can occur.
Underground diamond drilling has been successful in identifying extensions to many of the known zones.
At Boddington Gold Mine, six diamond drill rigs were employed by the end of 2006 on drill programmes to convert
Inferred Mineral Resource to Indicated Mineral Resource within the planned pit and on near-pit resource extensions.
Mineral Resource conversion drilling during 2006 primarily focused on the Central Diorite zone of the Wandoo South pit where, historically, broad zones of mineralization have been intersected.
Greenfields: AngloGold Ashanti holds a 70 percent interest in the Tropicana Joint Venture Project, a 12,260 square kilometer tenement package located to the east and north-east of Kalgoorlie in Western Australia. Prior to the commencement of AngloGold Ashanti’s exploration programme at Tropicana in 2002, no significant gold exploration had been undertaken in the district.
Joint venture partner Independence Group NL holds a free carried interest in the project until the completion of a pre-feasibility study, at which point Independence Group NL is required to begin to contribute in terms of its 30 percent interest.

Initial drill target generation at Tropicana has been achieved primarily using soil geochemistry, with wide-spaced soil sampling completed over the majority of the granted tenure. Drilling to date at both the Tropicana zone and recently-
discovered Havana zone has confirmed the potential of the project to host a multi-million ounce gold resource. Additional early-stage targets requiring closer-spaced follow-up soil sampling and drill testing have also been identified regionally.
Gold mineralization at the Tropicana prospect (including the Havana zone), which is located 200 km east-south-east of
AngloGold Ashanti’s Sunrise Dam operation, has been defined by both reverse circulation and diamond drilling to extend over a strike length of approximately four kilometers. The mineralization is open to both the south and down-dip, and drilling is currently testing a potential block of fault-offset mineralization to the north. The company is currently undertaking an intensive exploration and resource development drilling programme at Tropicana, and a pre-feasibility study is expected to commence in mid-2007.
First-pass aircore drilling at the Beachcomber 1 prospect, located 220 km south of the Tropicana prospect in the southern portion of the tenement package, has intersected 4 meters at 43.5 grams per tonne from a depth of 24 meters. Additional drilling is currently underway to understand the dimensions and significance of the result.
Brazil
Brownfields: At Corrego do Sitio, prospecting for both open pit and underground ore continued. Conversion of open-
pittable Mineral Resources to Ore Reserves by in-fill drilling added 540,000 ounces to Reserves. Some 7,000 meters have been drilled during 2006 to delineate ore shoots amenable to underground mining, although the orebodies are geometrically complex and will require detailed geological control during the exploitation phase. Planned drilling for 2007 will continue to concentrate on the Laranjeiras orebody. Drilling has indicated an additional, probable economic orebody located south of Cachorro Bravo. Also at Corrego do Sitio, a new deposit (Paiol) is being delineated after three initial intersections returned encouraging results in the third quarter of 2006.
In March of 2006, Serra Grande acquired the mining rights to property adjacent to its current operations, permitting full access to the Palmeiras orebody, as well as to the potential upside in surrounding mineralized structures. Growth in
Mineral Resources and Ore Reserves in 2006 amounted to net gains of 400,000 and 300,000 ounces, respectively. This was mainly due to successful drilling and model interpretation for the open-pittable portions of the main orebodies and drilling in the vicinity of Corpo IV. Drilling in 2007 will focus on structurally controlled targets in a zone below Palmeiras and above Corpo IV.
China
In February 2006, AngloGold Ashanti announced the acquisition of an effective 8.7 percent stake in Dynasty Gold
Corporation through a $2 million private placement. Dynasty Gold, a Vancouver-based company with exploration activities in China, holds 70 percent interests in the Red Valley project in Qinghai, the Wild Horse project in Gansu, and the Hatu project in Xinjiang. The proceeds of the AngloGold Ashanti placement are currently being used to fund further exploration at the Red Valley and Wild Horse projects, both of which are located in the prospective Qilian metallogenic belt. In addition to its equity investment, AngloGold Ashanti retains the right to enter into joint ventures at either or both of the Red Valley and Wild Horse projects, and may earn-in to a total 55 percent interest by investing $5 million in exploration over three years. Results from a recently completed 5,397 meter diamond drill programme at Red Valley are currently under evaluation.
Complementing the company’s equity investment in Dynasty Gold Corporation, AngloGold Ashanti also signed two separate co-operative joint ventures (CJV) in 2006 with local partners at Yili-Yunlong (in the Xinjiang province) and
Jinchanngou (in the Gansu province). These prospects possess the potential for epithermal gold and porphyry copper-
gold deposits, and orogenic gold deposits, respectively. Assuming final business registration approval is received from the
Chinese regulatory authorities by early 2007, these projects are expected to form part of AngloGold Ashanti’s 2007 greenfields exploration drilling programme.

Colombia
AngloGold Ashanti made significant progress in 2006 in the exploration of its extensive tenement position in Colombia, both through its own exploration activities and through its preferred joint venture partner strategy. AngloGold Ashanti has been active in Colombia since 1999.
In terms of its own projects, AngloGold Ashanti in 2006 completed first-pass drilling on the bulk-tonnage targets at
Quinchia and Gramalote in central Colombia. Initial results included 255 meters at 1.16 grams per tonne and 275 meters at 1.2 grams per tonne at Gramalote, and 265 meters at 0.8 grams per tonne and 242 meters at 0.85 grams per tonne at
Quinchia. Follow-up diamond drilling is underway at both Gramalote and Quinchia.
In order to capitalize on its first-mover advantage in Colombia and to optimize its resources in the process of exploring the country, AngloGold Ashanti also announced two exploration partnerships in Colombia during 2006.
On June 1. 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Bema Gold Corporation in order to form a new company to explore eight of AngloGold Ashanti’s mineral opportunities located in northern Colombia.
Under the terms of this agreement, the new company will have the right to earn-in to a 51 percent interest on any property that AngloGold Ashanti elects to farm-out within the area of interest by carrying out a minimum of 3,000 meters of exploration drilling and by matching AngloGold Ashanti’s prior exploration expenditure. Bema Gold Corporation will provide a minimum of $5 million in exploration funding.
On July 14, 2006, AngloGold Ashanti announced the signing of a second Heads of Agreement with Antofagasta plc to jointly explore for new copper and gold deposits in the La Vega - Mocoa belt in southern Colombia. All of AngloGold
Ashanti’s mineral applications and contracts in the area of interest were included in the agreement and Antofagasta plc has committed to funding a minimum of $1.3 million of exploration within 12 months of signing the agreement.
Democratic Republic of Congo (DRC)
Greenfields exploration activities in the DRC continued to focus on a 10 x 15 km block surrounding the town of Mongbwalu in the north-eastern part of the country. Diamond drilling in 2006 remained concentrated on defining the resource potential of the mineralized mylonite zones at Adidi-Kanga at Nzebi-Senzere, together with following up on the significant new gold intercepts returned from the adjacent Pluto area. The mineralized mylonite zones in all three areas are shallow-dipping and occur at the contact between a granodiorite intrusive and volcano-sedimentary rocks of the Kilo greenstone belt. Two reverse circulation drill rigs and one diamond drill rig will be used in 2007 to accelerate the exploration programme in the area.
Regional drill target generation and evaluation programmes in the Kilo greenstone belt will also be accelerated in 2007. An airborne geophysical survey, to be centered on Mongbwalu and extended to cover the highest priority targets in the region, is scheduled to be flown in early 2007. First-pass drill testing of targets will then be undertaken on a priority basis.
Ghana
Surface drilling continued throughout the year at Obuasi, with the deep surface borehole UDSDD 3 intersecting the main reef fissure at 1697.38 meters to 1766.20 meters. Both the UDSDD 2 and UDSDD 3 holes are currently experiencing technical problems that have curtailed progress.
Guinea
Drilling at Siguiri in 2006 focused on identifying and then following up known mineralization at the Kintinian, Eureka North,
Kosan North and Sintroko West prospects. Reconnaissance drilling was also undertaken at the Foulata and Saraya anomalies. Reverse circulation drilling of selected portions of the spent heap leach commenced with the intention of defining a Mineral Resource.
Laos
Regional reconnaissance exploration activities continued in Laos during 2006 as part of AngloGold Ashanti’s exploration alliance with Oxiana Limited. A number of new target areas were defined and follow-up field review is underway.
AngloGold Ashanti also extended its Laos exploration alliance agreement with Oxiana for a further one year and amended the alliance to include the Sanakham Project area, which is still under application.

Mali
At Morila, regional drilling on the grant defined sub-economic mineralization in the vicinity of the open-pit. The additional knowledge generated drilling this campaign will be used in updating the regional geological model and in further defining drill targets in 2007. Infill drilling campaigns around the pit margin continued to upgrade the confidence of the Mineral
Resource, while a drilling programme targeting underground potential was initiated at the near-pit Samacline anomaly.
At Sadiola, exploration in 2006 primarily focused on further defining the hard sulphide orebody that lies below the main pit.
This orebody is currently the focus of an economic study and is expected to extend the mine’s life. Infill drilling also occurred at the Tambali South and FE4 prospects, while reconnaissance drilling was undertaken at the smaller anomalies of Lakanfla East and Sekokoto South East.
Mongolia
Exploration activities in Mongolia were terminated in early 2006 and the tenements and related data packages were subsequently sold to a third party.
Namibia
At Navachab, infill drilling was undertaken north of the main pit, with the intention of converting Inferred Mineral
Resources to Indicated Mineral Resources. A high-resolution magnetic survey over the mining license was completed during the year and used to define further targets. Drilling focused on the Gecko central and north prospects with
1,000 meters of reverse circulation drilling returning positive results. Infill drilling was also undertaken at Anomaly 16, located about five kilometers west of the main pit.
Philippines
In 2006, AngloGold Ashanti elected to exercise its right to proceed to a second joint venture with Red 5 Limited on the
Outer Siana area. This area comprises two tenements which surround, but do not include, Red 5’s proposed Siana open pit development. AngloGold Ashanti and Red 5 have also entered into a joint venture to explore the Mapawa area, which is located 20 kilometers north of Siana and contains potential for both epithermal style gold and porphyry style copper-gold deposits. The commencement of detailed exploration at Mapawa currently awaits the granting of a Mineral Production
Sharing Agreement by the Mines and Geosciences Bureau in Manila.
Russia
On September 21, 2006, AngloGold Ashanti announced its intention to enter into a 50:50 strategic alliance with Russian gold and silver producer Polymetal, in which the two companies would co-operate in the exploration, acquisition and development of gold mining assets within the Russian Federation. Simultaneously, AngloGold Ashanti agreed to acquire
Trans-Siberian Gold’s interests in the Veduga and Bogunay projects in Krasnoyarsk for a consideration of $40 million and to contribute these assets to the strategic alliance with Polymetal. In return, Polymetal agreed to contribute two projects –
Imitzoloto and Eniseevskaya –located in Krasnoyarsk and Chita respectively - and valued at $16 million to the new alliance, as well as to make an initial payment of $12 million to AngloGold Ashanti. The strategic alliance is expected to be finalized by the end of the first quarter, 2007.
As a direct result of the new strategic alliance with Polymetal, AngloGold Ashanti also announced the termination of its exploration alliance with Eurasia Mining plc in respect of the Chita and Buryat regions of eastern Russia.
South Africa
At Moab Khotsong, the drilling of two surface boreholes continued and a third hole was initiated during the year, which together are intended to further define the geological model of the mine. Borehole MZA9 deflected on reef that averaged
5.13 grams per tonne over 82.2 centimeters (giving 422 cm.g/t) at 3204.29 meters in three acceptable intersections. The
Vaal Reef was intersected at 3108.10 meters in the long deflection, and short deflection drilling is in progress. Borehole
MGR 7 successfully intersected the Vaal Reef. A short deflection programme on the Vaal Reef gave: 12.73 grams per tonne over 43.9 centimeters (giving 559 cm.g/t) at 3424.11 meters. Long deflection drilling is still in progress. Borehole
MMB5 was collared during the year and has advanced to 2733.95 meters in Witwatersrand Quartzites (Elsburg
Formation).

Tanzania
At Geita, drilling programmes showed extensions to known orebodies at the Ridge 8 – Star & Comet gap as well as in the
Nyankanga South area. Infill drilling programmes aimed at generating open-pit Mineral Resources were undertaken at the
Lone Cone and Area 3 West prospects. An airborne electromagnetic geophysical survey was completed over a portion of the grant during the year.
United States
Brownfields: At Cripple Creek & Victor in Colorado, infill and step-out development drilling focused on the South Cresson
Deposit in 2006, and the final location of the west high wall and step-out drilling between the Main Cresson and the South
Cresson pits has now been prioritized. Infill drilling at 60 meter spacing was also carried out within the Life of Mine
Extension Project area to determine geological potential for additional ore.
Greenfields: The divestiture of AngloGold Ashanti’s Alaskan exploration assets to TSX-listed International Tower Hill
Mines Limited (ITH) was completed in August 2006. The company vended to ITH a 100 percent interest in six existing exploration properties and associated databases. In addition, ITH retained an exclusive option to earn-in to 60 percent in each of the LMS and Terra properties in return by incurring $3 million in exploration expenditure on each project (total of
$6 million) within four years. AngloGold Ashanti received an initial 19.98 percent equity stake in ITH in consideration for the divestiture.
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
AngloGold Ashanti published its Report to Society 2006 on March 29, 2007. A copy has been furnished to the SEC under
Form 6-K. This report covers issues pertaining to social development in line with AngloGold Ashanti’s values and business principles and the Global Reporting Initiative Guidelines prepared on a country and operational basis. The information below is extracted from the Report to Society 2006.
Ethics and governance
The company’s ethical performance is guided by AngloGold Ashanti’s business principles as they are set out in the
Company’s Report to Society.
AngloGold Ashanti is committed to upholding high standards of ethics and corporate governance. Corporate governance is addressed at the highest level by the Board of Directors, the Board’s Audit and Corporate Governance Committee and
ethics, inter alia, by the Board’s Safety, Health and Sustainable Development Committee.
The company participates in a number of institutions whose focus is voluntary self-regulation through the setting of robust standards and the monitoring of performance against such standards.

AngloGold Ashanti supports the Universal Declaration of Human Rights and the Fundamental Rights Conventions of the
International Labour Organization (ILO). AngloGold Ashanti became a signatory to the United Nations Global Compact, a
United Nations initiative supporting universal environmental and social principles and promoting responsible corporate citizenship, following the business combination with Ashanti in 2004. AngloGold Ashanti is an active supporter of the
United Nations Global Compact.
AngloGold Ashanti is a founding member of the International Council of Mining and Metals (ICMM) and actively participates in international debate as part of this organization. AngloGold Ashanti is also a member of the Council for
Responsible Jewellery Practices, established to promote responsible social, ethical, human rights and environmental practice throughout the gold and diamond jewellery chain.
Furthermore, AngloGold Ashanti became an organizational stakeholder of the Global Reporting Initiative (GRI) in 2004.
The GRI is a multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines. These guidelines are for voluntary use by organizations in their reporting on the economic, environmental, and social dimensions of their activities, products, and services.
Occupational safety and health
Although, the group’s safety and health performance has improved significantly since the formation of AngloGold in 1998,
AngloGold Ashanti has not achieved its long-term target of eliminating fatal accidents and occupational illness.
In 2006, the group’s Fatal Injury Frequency Rate (FIFR) was 0.22 per million man-hours, representing a 57 percent year-
on-year increase, although it remains a 44 percent improvement on the rate in 1998. The Lost Time Injury Frequency Rate
(LTIFR) – at 7.70 per million man hours in 2006 – rose by 14 percent year-on-year, and has declined by 47 percent since
1998.
Noise-induced Hearing Loss (NIHL) rates have decreased significantly in 2006 to 2 per 1,000 employees from 5 per
1,000 employees in 2005. With respect to Occupational Lung Disease (OLD), including silicosis – new cases reported have increased from 7 per 1,000 employees in 2005 to 10 per 1,000 employees during 2006. The incidence of pulmonary tuberculosis (TB) has also increased in 2006 to 31 per 1,000 from that of 25 per 1,000 recorded in 2005, but is still lower than the figure of 35 per 1,000 recorded in 2004.
Safety
Fatal accidents
Regrettably, there were 29 accidents within the group in 2006 in which 37 employees and contractors lost their lives.
Thirty-two of these occupational fatalities occurred at South African mines. Fatalities or illnesses which occur during the course of work is an area of considerable concern to the management and Board of AngloGold Ashanti, and a great deal of attention and focus has been placed on returning the company to the improving safety trend established in past years.
Safety rates
The FIFR increased from a rate of 0.14 per million man-hours in 2005 to 0.22 per million man-hours in 2006, a regression of some 57 percent. Out of our 21 operations, 13 operations ended the year having not experienced any occupational fatalities, while a further four operations either maintained or improved their rates.
In 2006, the LTIFR rose by 14 percent to 7.70 per million man-hours, from 6.77 in 2005 but improved at 10 operations, with Cripple Creek & Victor (CC&V) in the United States having achieved a LTIFR of zero.
Health
Noise-induced hearing loss (NIHL)
Sixty-seven new cases of NIHL were identified in South Africa during 2006, which is a rate of 2 per 1,000 employees, representing a decrease from 2005. Comprehensive hearing conservation programmes are in place at all operations and include, among other aspects, noise control engineering (silencing), the provision of hearing protection devices, education and communication programmes, and annual audiometry examinations of employees.

Occupational Lung Disease (OLD)
Exposure to silica dust remains one of the major contributing factors to the development of OLD. (In this context OLD includes TB, TB silicosis and obstructive airways disease). Of these, TB is the most pervasive and is compounded by a high HIV prevalence in the mining population (approximately 30 percent) which greatly increases the risk of TB. It is estimated that about 85 percent of employees diagnosed with TB are HIV-positive.
During 2006, 348 cases of OLD were identified in South Africa, which reflects a rate of 10 per 1,000 employees, an increase on that reported in 2005 (9 per 1,000 employees) and 2004 (7 per 1,000 employees). An additional factor contributing to the incidence of OLD (including high TB and HIV rates) is the increasing average age of the South African workforce which has had a longer, cumulative exposure to silica dust underground.
Dust control
In South Africa, initiatives to eradicate dust and improve methods of dust control have continued, although the industry target, for which 95 percent of all individual samples must be below the legal limit of 0.1mg/m
3
by 2008, has not yet been
achieved. In 2006, the average silica dust concentration was 0.03mg/m
3
(2005: 0.04mg/m
3
), with the 95th percentile at
0.129mg/m
3
(2005: 0.12mg/m
3
).
TB control
TB control programmes in South Africa were boosted during the year with the roll-out of a second mobile digital diagnostic radiography unit. The two mobile units in service move from shaft to shaft to facilitate more frequent x-raying of employees.
The objective is to detect and treat TB at an earlier stage, thereby preventing the spread of the disease and reducing its impact on the individual and the community. World Health Organization (WHO) -aligned TB treatment programmes are made available free of charge to employees and contractors alike by the group’s medical services. The TB control programme results exceed the WHO targets.
Silicosis
Silicosis is caused by the inhalation of free silica dust present particularly in deeper level mining areas with high quartz concentrations, such as in South Africa and Brazil. Efforts to eradicate silicosis at the AngloGold Ashanti operations in
Brazil have largely been successful with no new cases of silicosis having been identified in the past five years. In addition to successful dust mitigation programmes and intensive monitoring, Brazilian legislation limiting the number of years that employees may work underground has played a major role in this achievement.
The legacy of silicosis in South Africa remains a significant issue for the company. This is so for a number of reasons. The current state-led compensation systems are cumbersome and inefficient and, because of this, many silicosis-affected former employees of the mining industry may not have had access to regular medical examination, substantial medical care or compensation, if found to be due. AngloGold Ashanti, together with other South African mining companies, is working with the state and unions to identify affected ex-employees in need of care, and to improve access to and use of follow-up treatment and compensation systems. At the same time the company is participating constructively in the debate surrounding the possible combination of the current compensation mechanisms.
Regional health
The major public health threats facing AngloGold Ashanti operations – HIV/AIDS and malaria – are found primarily at the group’s African operations. HIV/AIDS poses the biggest challenge at its operations in South Africa, but is also a concern in
Namibia and Tanzania, where prevalence levels are higher than at the group’s operations in Ghana, Guinea and Mali.
Malaria represents a significant risk at the operations in Ghana, Guinea, Mali and Tanzania. In Guinea, where cholera is endemic, a campaign is being implemented to overcome the disease at AngloGold Ashanti’s operation there.
HIV/AIDS
Under South African legislative circumstances, an accurate survey of prevalence levels cannot be conducted, however it is estimated that prevalence levels of HIV/AIDS have remained stable at around 30 percent of the workforce in recent years at the South African operations (2005: 30.0 percent; 2004: 30.24 percent).

These estimates are based on the best available information that includes regional antenatal data and extrapolations from comparable reference groups. The provision of anti-retroviral therapy (ART) – which was introduced in November 2002 –
will, over time, logically lead to a higher prevalence rate than would otherwise be the case as infected individuals live longer than they would without ART.
The overall aims of the HIV/AIDS programme are to prevent the spread of infection, to care for those infected or affected by the disease and to provide support to both employees and communities. The programme, which is an integral part of the ‘wellness in the workplace’ initiative under way at the South African operations, aims to reduce the number of new infections and efficiently manage those already infected. In 2006, the focus remained on the continued implementation of the programme.
The most notable achievement of 2006 was the increase in the uptake of Voluntary Counseling and Testing (VCT). In
2006, 23,389 encounters were recorded at VCT centers which, assuming single annual testing, is equivalent to 75 percent of the South African employee base. This was an increase of 129 percent on the 10,219 encounters recorded in 2005, and exceeded the target of 40 percent set for the year.
Corresponding with the increased uptake of VCT, there was an increase in attendance at the wellness clinics and in enrolment for anti-retroviral therapy (ART). A total of 4,513 patients were registered on the wellness programme as at the end of December 2006, with 1,467 (33 percent) of these on ART. In total 1,252 employees enrolled for the first time at the wellness clinic during 2006, and 617 new patients began ART during the year. This compares with new enrolment at wellness clinics of 1,267 and 630 on ART in 2005.
In terms of support, the focus is on providing palliative and home-based care for the AIDS-ill who retire from the employment of AngloGold Ashanti. This support extends to families and includes counseling and support groups, assistance with home-based palliative care and, where appropriate, the care of orphans in households headed by children or grandparents. AngloGold Ashanti has formed partnerships with several home-based care programmes in the areas around its operations in South Africa.
Expenditure related to the chronic disease management of HIV-infected employees (including the provision of ART), VCT, home-based care for terminally ill ex-employees, and certain programme related research, monitoring and evaluation, amounted to R21.5 million in 2006 (2005: R16.45 million). This included R2.6 million which the AngloGold Ashanti Fund contributed to HIV/AIDS-related community projects.
Malaria
Malaria remains a significant risk for the operations in Ghana, Guinea, Mali and Tanzania. Despite the active intervention of international NGOs, the disease has assumed epidemic proportions in these countries, largely a result of ineffective national control measures. The disease is a major cause of death in young children and pregnant women, and also gives rise to morbidity and absenteeism in adult men. AngloGold Ashanti is in the process of implementing integrated malaria control programmes at each of the operations in these countries.
In Ghana, by way of example, the incidence of malaria in 2006 has declined significantly to below 50 percent of 2005 rates. Implementation of the integrated malaria programme at Obuasi began during the course of 2006.
Human resources
AngloGold Ashanti is a significant employer in the global gold mining industry. Many of its operations are situated in countries and regions where, in terms of the local economy, the company is a significant employer, such as in South
Africa, Ghana and Tanzania. AngloGold Ashanti employed 61,453 people in 2006 (calculated on a monthly average basis), made up of 46,407 (75.5 percent) permanent employees and 15,047 (24.5 percent) contractors and joint venture employees. In 2005, the group employed 63,993 people, comprising 47,848 employees and 16,145 contractors.

By virtue of its South African domicile, AngloGold Ashanti is subject to certain conventions signed by the South African government, including the human rights and social conventions of the ILO (ILO 29, 87, 98, 100, 105, 111, 128 and 138).
South Africa’s Constitution, together with its associated laws, guarantees non-discrimination on the basis of race and other unfair grounds, freedom of association and the rights of children, among other basic human rights.
Certain ILO conventions (such as ILO Convention 128, dealing with child labor, and ILO Convention No 29, dealing with forced and compulsory labor) are also governed by law in South Africa, Argentina, Brazil, Australia, Namibia, Tanzania
and the United States, and by law and various codes such as the Labour Code and Collective Agreement in Mali.
A wide range of agreements and policies are also in place at an operational level to ensure that human rights are protected. These include recognition and collective bargaining agreements, disciplinary, grievance and appeal procedures and non-discrimination agreements. No breaches of fundamental rights conventions of the ILO were alleged or charges brought against the company in connection with these during 2006.
Employment equity
Racial and sexual harassment and other forms of discrimination are prohibited by the company’s business principles as well as by legislation in most of the countries where the operations are situated.
In South Africa the employment of historically disadvantaged South Africans (HDSAs) remains a particular priority.
Employment targets and achievements are reported annually to the South African Department of Labor, and reporting will also be provided in terms of the South African Mining Charter from 2007.
Where possible, it is standard practice for AngloGold Ashanti to employ indigenous people.
Training
AngloGold Ashanti’s training philosophy encompasses a wide range of training initiatives. In 2006, the company spent
$26.37 million on employee training and development, of which $21.12 million – or 4.6 percent of payroll – was spent in the South Africa operations. In 2005, the employee training and development costs for South African-based operations amounted to $23.2 million. It is the company’s policy to provide Adult Basic Education and Training (ABET) to ensure that all employees are able to become literate and numerate.
Environment
Implementing ISO14001
In March 2005, AngloGold Ashanti took a decision that all its operating mines should, by December 2006, hold certification to the ISO14001 International Environmental Management System standard. By the end of December 2006, AngloGold
Ashanti had achieved ISO14001 certification for 19 of its 21 operations.
AngloGold Ashanti recognizes that certification does not necessarily guarantee good operational performance and that the challenge will now be to ensure that the system helps deliver the required on-the-ground results.
Implementing the Cyanide Code
AngloGold Ashanti was party to the development of the International Cyanide Management Code for the Manufacture,
Transport and Use of Cyanide in the Production of Gold and was one of the first signatories to the code in November
2005. Companies that are signatories to the code must have their operations audited by an independent third party to demonstrate their compliance with the code.
The International Cyanide Management Institute (ICMI), which will guide and manage the implementation of the code, was formed during 2005. AngloGold Ashanti is represented both on the organization’s board and on its Industry Advisory
Group.
Environmental risk management and incident reporting
AngloGold Ashanti’s environmental professionals participate in incident investigation and risk management processes at a group and operational level. Key environmental risks are identified as part of the company’s overall risk profile and are reported accordingly.

Closure and rehabilitation
In line with its business principles and in terms of host country legislation, AngloGold Ashanti provides for rehabilitation and final closure of its operations during the operating life of the mine.
All of the company’s operations have closure plans which are reviewed and updated on a regular basis to take cognizance of operational conditions and developments, legislative requirements, international protocols and technological developments and advances in good practices.
Efficient use of resources, including water and energy
The mining industry is a significant user of natural resources and commodities and the consumption of fuel, electricity and water can significantly affect the total cost of mining. AngloGold Ashanti has plans in place to improve the efficient use of resources and its over-arching philosophy is that this optimization is best managed at site level where staff understand the requirements of the operation and can identify needs and reduce wastage.
Greenhouse gas emissions and global warming
Climate change has become an increasingly contentious issue globally. A position has been rigorously debated within the
ICMM and by virtue of its membership, AngloGold Ashanti is party to and supportive of this position. The issue continues to be discussed at the highest levels within the company, while at the same time operations are seeking to improve energy efficiencies to curb the group’s contribution to carbon emissions. The company has also participated in discussions around the development of an international market for the trading of carbon credits and is considering ways in which it could meaningfully participate.
Biodiversity
The threat to biodiversity as a result of habitat destruction and other human related causes has been a high profile international environmental issue for many years. Through the ICMM we have been engaged in a formal dialogue with the
IUCN (World Conservation Union). A significant output from this dialogue has been the recent publication of ‘Good
Practice Guidance for Mining and Biodiversity’. The best practice guidance is designed to integrate biodiversity considerations through all stages of the mining lifecycle, from exploration, through environmental impact assessments
(EIAs), to operations and eventually rehabilitation and closure.
Community
AngloGold Ashanti and the community
As exploration and mining activities frequently occur in areas that are remote or regions where there is very little other economic activity, their relative impact is often heightened. The potential impact of exploration and mining activities needs therefore to be considered at the exploration stage, before any activities begin, right through the operations’ operating lives, to eventual closure and thereafter.
The necessity for, and the process of, informing communities in advance of any developments and maintaining their involvement throughout the operational life cycle, are enshrined in the law of many of the countries in which the group operates. This communication becomes especially important as operations, or portions of operations either gear up to full production or approach the end of their economic lives. These processes have now been formalized with the rollout by the company of the Stakeholder Engagement Action Plan guidance note and accompanying resources and tools. An example of this is the public consultation and disclosure programme developed at Sadiola and Yatela in accordance with
International Finance Corporation guidelines, which is being implemented to good effect.
Artisanal and small-scale mining
Artisanal and small-scale mining remains a significant challenge for the company with the key issues being that of legal title over the properties being mined, as well as health, safety and environmental considerations. AngloGold Ashanti’s overall objective is to promote the regulation of small-scale mining. Currently action plans are being put in place at all mines and exploration sites where this is a material issue and interventions are most advanced at Geita in Tanzania.
Other sites that are materially affected are Obuasi, Siguiri and exploration areas in the DRC and Colombia.

Indigenous people
AngloGold Ashanti is mindful that there are specific considerations that need to be taken into account regarding interaction with indigenous peoples. The company is also involved in this dialogue via the International Council on Mining and Metals and supports the Council’s draft position statement on indigenous peoples.
Corporate social investment
The group spent $7.75 million on corporate social investment in 2006 (2005: $8.19 million). Corporate social investment expenditure is defined as the voluntary investment of funds in the broader community, through programmes, which span a range of development and maintenance activities seeking to complement the work of government, non-government
(NGOs) and community-based organizations (CBOs), where the target beneficiaries are external to the company.
Corporate social investment specifically excludes those activities which the company is legally obliged to undertake or where the purpose is primarily commercial, for example marketing, employee benefits or marketing activities.
4C. Organizational structure
Head office structure and operations
AngloGold Ashanti’s operations are organized on a country basis. Management of AngloGold Ashanti is entrusted to the executive committee, comprising the four executive directors and two executive officers. This executive committee is supported by the remaining executive officers. See "Item 6.: Directors, senior management and employees". Day-to-day management of the operations vests with executive teams based in South Africa (Johannesburg), United States (Denver),
Brazil (Nova Lima), Ghana (Accra) and Australia (Perth).
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
AngloGold Ashanti has investments in numerous principal subsidiaries and joint venture interests, see "Item 19.: Exhibits
Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries" for details.
4D.
Property, plants and equipment
For a discussion on AngloGold Ashanti’s mining properties, plant and equipment, see “Item 4B.: Business Overview”.
Item 4A: Unresolved staff comments
Not applicable.

Item 5: Operating and financial review and prospects
The following operating and financial review and prospects are based on the US GAAP financial statements of AngloGold
Ashanti for the years ended and as at December 31, 2006, 2005 and 2004 which are included under Item 18 of this annual report.
Overview
For the year ended December 31, 2006, AngloGold Ashanti had an attributable production of approximately 5.6 million ounces (including joint ventures) of gold. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has a global presence with 21 operations comprising open-pit and underground mines and surface metallurgical plants in ten countries
(Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America)
which are supported by extensive, yet focused, exploration activities. As at December 31, 2006, AngloGold Ashanti had
Proven and Probable Ore Reserves of approximately 66 million ounces (including joint ventures) on an attributable basis.
AngloGold Ashanti’s main product is gold. An insignificant portion of its revenue is currently derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.
AngloGold Ashanti’s world-wide operations, divided into countries are: South Africa (which comprises seven operations),
Argentina (which encompasses one operation), Australia (which encompasses one operation), Brazil (which encompasses two operations), Ghana (which encompasses two operations), Guinea (which encompasses one operation), Mali (which encompasses three operations), Namibia (which encompasses one operation), Tanzania (which encompasses one operation) and the United States of America (which encompasses one operation). For more information on AngloGold
Ashanti’s business and operations, see “Item 4B.: Business overview — Products, operations and geographical locations”.
5A.     Operating results
Introduction
AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is currently derived from the sales of silver, uranium oxide and sulphuric acid. As a result, AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the IMF, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.
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
On June 25, 2007, the afternoon fixing price for gold on the London Bullion Market was $650.75 per ounce.
AngloGold Ashanti’s costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs are incurred on labor, fuel, lubricants, power, consumable stores which include explosives, timber, other consumables and utilities incurred in the production of gold. Labor is a significant component of production costs as AngloGold Ashanti’s mining operations consist mainly of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.

With operations in ten countries on four continents, AngloGold Ashanti is exposed to a number of factors that could affect its profitability, including exchange rate fluctuations, inflation and other risks relating to these specific countries. These factors are inherent in conducting mining operations on a global basis, and AngloGold Ashanti applies measures wherever appropriate and feasible, such as hedging instruments, intended to reduce its exposure to these factors.
In conducting mining operations, AngloGold Ashanti recognizes the inherent risks and uncertainties of the industry, and the wasting nature of assets. The costs and expenses relating to the production of gold are either expensed or capitalized to mining assets. Recoverability of capitalized amounts is reviewed on a regular basis.
Effect of exchange rate fluctuations
Currently, a significant portion of AngloGold Ashanti’s revenues are generated in South Africa, and to a lesser extent in
Brazil, Argentina and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2006, AngloGold Ashanti derived 73 percent (66 percent including joint venture arrangements) of its revenues from these countries and incurred
61 percent (58 percent including joint venture arrangements) of its production costs in these local currencies. In 2006, the total increase in total cash costs from 2005 was only partially offset by favorable exchange variances of $7 per ounce or
18 percent. As the price of gold is denominated in US dollars and AngloGold Ashanti realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves AngloGold Ashanti’s profitability in the short-term. Conversely strengthening of these local currencies against the US dollar adversely impacts AngloGold
Ashanti’s profitability in the short term. Mainly as a result of its hedging instruments, only a small portion of AngloGold
Ashanti’s revenues are denominated in South African rand and Australian dollar, which partially offsets the effect of the
US dollar’s strength or weakness on AngloGold Ashanti’s profitability. Based upon average rates during the respective years, the rand weakened and the real strengthened by approximately 6 percent and 11 percent respectively, against the
US dollar in 2006 compared to 2005. The Argentinean peso traded freely against the US dollar from January 1, 2002 and had devalued to 3.06: 1 against the US dollar by December 31, 2006. The Australian dollar, based on the average rates during the respective years, weakened by 1 percent against the US dollar in 2006 compared to 2005.
To fund local operations, AngloGold Ashanti holds funds in local currencies. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, AngloGold Ashanti’s cash and cash equivalents reported in
US dollars could change. At December 31, 2006, approximately 60 percent of AngloGold Ashanti’s cash and cash equivalents were held in local currencies.
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
Effect of inflation
AngloGold Ashanti’s operations have not been materially adversely affected by inflation in recent years given that it has benefited from sustained period of rising gold prices. However, AngloGold Ashanti is unable to control the prices at which it sells its gold (except to the limited extent that it utilizes commodity instruments) and it is possible, therefore, that if there is to be significant inflation in South Africa, and to a lesser extent in Brazil, Argentina and Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon
AngloGold Ashanti’s results and financial condition.
The percentage change in the rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the table below:
Year ended December 31
2006
percent
2005
percent
2004
percent
The average South African rand/US$ exchange rate weakened/(strengthened) by: 6.3 (1.1) (14.7)
PPI (inflation rate) increase: 7.7 3.1 0.6
Net effect
1.4              (4.2)
(15.3)
(1)
(1)
The decrease in the inflation rate is outweighed by the impact of the strengthening of the rand relative to the US dollar.

Effect of commodity instruments
AngloGold Ashanti has utilized commodity instruments to protect the selling price of some of its anticipated production.
The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001 the company has been reducing its hedge commitments through hedge buy-
backs, deliveries into contracts and restructurings in order to provide greater participation in a rising gold price environment, the effect of which may be that only limited price protection is available at lower gold prices. For a discussion of AngloGold Ashanti's commodity instruments see "Item 11: Quantitative and qualitative disclosures about market risk".
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
In August 2004, AngloGold Ashanti sold its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of
Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of
A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.
In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold’s interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA
Inc., effective June 30, 2003. Based on an agreement reached between the parties, AngloGold Ashanti was paid on
August 25, 2004, approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained.
In September 2004, AngloGold Ashanti sold its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa
Holdings (Pty) Limited (Mwana) for a deferred consideration of $2 million, which was settled part in cash ($1.75 million)
and part on the issue of 600,000 Mwana plc shares. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine.

In September 2004, agreement was reached to sell AngloGold Ashanti’s 40 percent equity interest in Tameng Mining and
Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited for a cash consideration of R20 million
($3 million). Tameng owns certain mineral rights to platinum group metals (PGMs) on the farm Locatie Van M’Phatlele
KS 457, on the northern limb of the Bushveld Complex in the Limpopo Province in South Africa.
In October 2004, AngloGold Ashanti signed an agreement with Philippines explorer Red 5 Limited to subscribe for a
12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of A$5 million ($4 million).
This placement was to be used to fund the exploration activities along strike from current mineral resources at the Siana
Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines. For a period of 2 years commencing in October 2004, AngloGold Ashanti had the right to enter into Joint Venture arrangements on Red 5's tenements (excluding their Siana project) with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these Joint Venture areas. On August 26, 2005, AngloGold
Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent. As at December 31, 2006, AngloGold Ashanti holds 13 percent in Red 5 Limited, with the dilution of shareholding (from 14.1 percent) being the result of the increase in issued share capital. On
September 18, 2006, AngloGold Ashanti elected to exercise a second Joint Venture option with Red 5 Limited – the Outer
Siena Joint Venture, located to the south-east of Boyongan - in terms of which the Company will spend a minimum of
A$1.5 million ($1.2 million) in the first year with no interest.
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
In July 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold
Ashanti, its Weltevreden mine in exchange for Aflease shares in a transaction valued at R75 million ($11 million). On
December 19, 2005, Aflease was acquired by SXR Uranium One Incorporated (formerly Southern Cross Incorporated)
(SXR Uranium One). As certain conditions precedent to the agreement with regards to mining rights conversion were not fulfilled for that property as of December 31, 2006, the Company has separately classified assets and liabilities for
Weltevreden presented in the consolidated balance sheet, as held for sale.
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
On June 1, 2006, AngloGold Ashanti and Bema Gold Corporation (Bema) announced that they would jointly explore a select group of AngloGold Ashanti’s mineral opportunities located in Northern Colombia, with initial work focused on the
La Mina and El Pino targets. As part of the agreement, AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties. It is the intent of the parties to ultimately list a new company which will hold Bema's interest in the joint venture and in which AngloGold Ashanti has the right to subscribe for a 20 percent shareholding. In November
2006, certain members of Bema’s management formed a company, B2 Gold, which company would acquire certain rights held by Bema following the acquisition by Kinross Gold of Bema in December 2006. On February 14, 2007, AngloGold
Ashanti consented to the ultimate assignment of Bema’s rights and responsibilities to B2 Gold in terms of the joint venture agreement entered into between AngloGold Ashanti and Bema.
On June 30, 2006, AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold Ashanti), International Tower Hill Mines Ltd
(ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and
Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaska mineral exploration properties and associated databases in return for 5,997,295 common shares of ITH stock, representing an approximate
19.99 percent interest in ITH (June 15, 2007; 15.68 percent). The sales transaction closed on August 4, 2006. AngloGold
Ashanti also granted to ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project (total of $6 million) within four years of the grant date of the options. As part of the two option agreements, AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.
On July 14, 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Antofagasta plc to jointly explore in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta will commit to fund a minimum of $1 million of exploration within 12 months of the signing of the agreement, with an option to invest an additional $7 million within four years in order to earn-in to 50 percent of the joint venture. Both AngloGold
Ashanti and Antofagasta will have the right to increase their interests by 20 percent in copper-dominant and gold-dominant properties subject to certain conditions.
On August 23, 2006, AngloGold Ashanti announced that it had entered into a conditional agreement with Central African
Gold plc (CAG) to sell the assets, related to Bibiani and Bibiani North prospecting permit, including all of Bibiani’s employees, fixed mining and non-mining assets, inventory, trade receivables and intellectual property as well as the
Bibiani mining lease and the Bibiani North prospecting license, and procure the cessation and delegation of all contracts related to Bibiani to CAG for a total consideration of $40 million. The conditions precedent to the sale of Bibiani were satisfied effective December 28, 2006. The Bibiani North prospecting license was assigned to CAG on May 17, 2007 by the Ghanaian Land Commission and Registry.
Arising from the sale of Bibiani assets, AngloGold Ashanti decided to apply $3 million of the partial proceeds to an investment of 15,825,902 Central African Gold plc (CAG) shares. Subsequent to this decision, local regulators required that the shares in CAG be sold within 90 days of December 28, 2006. The Company has classified the shares as held for sale. On February 14, 2007, the Company disposed of 7,000,000 CAG shares yielding total proceeds of
£768,845 ($1.5 million) and during April 2007, disposed of the remaining 8,825,902 CAG shares yielding total proceeds of
£894,833 ($1.8 million).
On September 21, 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation. At the same time, AngloGold Ashanti announced that it had submitted an offer to the board of Trans-Siberian Gold plc (TSG) to acquire all of TSG’s interest in its Krasnoyarsk based subsidiaries,
OOO GRK Amikan and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania for a total consideration of
$40 million. TSG announced on February 12, 2007, that the agreements for the sale of its Krasnoyarsk based subsidiaries to AngloGold Ashanti have been signed. The South African Reserve Bank has approved the transaction. These companies to be acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by
Polymetal, hold the initial operating assets of the strategic alliance. The Company’s aggregate shareholding in TSG at
December 31, 2006 was 12,263,170 ordinary shares (29.9 percent interest held).
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

·   In terms of the Golden Share, the following requires, and will not be effective without, the written consent of the government of Ghana as the holder of the Golden Share - any disposal by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group’s assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the Ashanti Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).
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
In accordance with EITF 04-3, AngloGold Ashanti’s determination of the gold price assumptions to be used included a detailed consideration of the historic, current and future prices of gold and other data that a market participant would consider. This was important because the EITF states, “Generally, an entity should consider all available information including current prices, historical averages, and forward pricing curves. The Task force observed that it generally would be inappropriate for an entity to use a single factor, such as the current price or a historical average, as a surrogate for estimating future prices without considering other information that a market participant would consider”.
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
During the year ended December 31, 2005, the Company recorded an impairment of $4 million, relating to goodwill formerly assigned to operations situated in Ghana (at Bibiani) as part of the Business Combination, resulting from a reduction in the life of mine following re-assessments at this operation. No impairments relating to goodwill were recorded during the year ended December 31, 2006.
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

On May 1, 2004, the Minerals and Petroleum Resources Development Act, Act 28 of 2002 (MPRDA) came into effect and operation. The MPRDA vests custodianship of South Africa’s mineral rights in the State. The State issues prospecting rights or mining rights to applicants. The former common law prospecting, mining and mineral rights are now known as old order mining rights and the transitional arrangements provided in the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights. Applicants have five years from
May 1, 2004, in which to apply to convert old order mining rights into new order mining rights. In August 2005, the Director
General of Minerals and Energy notified that the AngloGold Ashanti application for new order mineral rights had been granted.
The South African government has announced the details of the proposed new legislation, whereby the new order rights will be subject to a State royalty. The Mineral and Petroleum Resources Royalty Bill was published on October 11, 2006, and provides for the payment of a royalty of 1.5 percent of gross revenue attributable to refined gold per year, payable quarterly. The royalty is tax deductible and the cost after tax amounts to a rate of 0.825 percent at the prevailing marginal tax rate applicable to the Company. The payment of royalties will commence on May 1, 2009, if the Bill is passed by
Parliament in its current form.
Gold market in 2006
Continued strong levels of investor and speculator interest combined with exceptional volatility in the first half of the year to push the gold price to 26-year highs during the course of 2006. After reaching a $725 per ounce peak in the second quarter, gold pulled back to $562 per ounce in June, followed by a renewed bout of investor interest that drove the price back to the mid-$600s in July. Price volatility peaked in the second quarter, with relative stability returning to the gold market in the latter part of August and continuing through to the end of the year. In 2006 there was again good correlation between the dollar exchange rate against the euro and the gold price. From an opening exchange rate of $/€1.18 for the year, the dollar closed the year at $/€1.33, thus providing strong support for a higher gold price. During 2006, the South
African rand did not appreciate in line with the weaker US currency. The rand opened the year at $/R6.34 and closed the year weaker at $/R7.00. This weakening helped push the rand gold price to new highs of R157,000 per kilogram in July
2006 and to an average of R131,335 per kilogram for the year, or some 45 percent higher than the average rand gold price for 2005.
The wholesale market of exchange traded funds (ETFs), commodity exchange activity and over-the-counter purchases was generally strong in 2006, with particularly robust interest evident in the gold ETF market, which saw the launch of several new funds. The total net number of ounces held by ETFs almost doubled over the course of 2006, from 11 million ounces in January to 20 million ounces at year-end with the ETFs only experiencing small net disinvestment during periods of weakening gold prices. Another key development in 2006 was the rise in investor interest in physical gold, especially among high net worth individuals seeking wealth preservation instruments in the face of continued geopolitical and economic uncertainty.
The decline in physical offtake that began in the last quarter of 2005 continued through the first half of the year and into the early part of the third quarter. Although some recovery was seen in the last months of the year, total global demand for
2006 ended 5 percent lower year-on-year, or 3,866 tonnes compared with 4,070 tonnes in 2005.
The decline was due chiefly to a considerable decrease in jewellery offtake, particularly apparent in the first two quarters of the year, when jewellery demand dipped below total mine production in the face of a high spot price and considerable volatility in the market. Scrap supplies of gold onto the market increased significantly during this period, and gold jewellery manufacturers were further adversely affected as banks made margin calls to cover the higher value of gold inventory loans. In response, manufacturers were generally forced to increase their loan collateral or repay loans by cutting production or liquidating stock.
A marked change in trend was evident in the third quarter when the gold price began to stabilise, albeit at relatively elevated levels. This appeared to denote a move amongst consumers, particularly in Asia and the Middle East, towards accepting gold prices closer to $600 per ounce. Consumption increases in the second half of the year were evident in key markets such as India, when declining price volatility coincided with the Diwali period, which resulted in record gold imports for the fourth quarter even as the spot price steadied above $600 per ounce. To a lesser extent, a late-year recovery in consumption was also evident in most parts of the Middle East, and Chinese jewellery fabrication had actually increased by the end of December, supported primarily by local consumption, with 18-carat gold taking a rising share of the market.
North America saw some of the most significant retail price increases in recent years, with gold jewellery consumption in the United States down significantly in tonnage terms in 2006, despite the industry’s shift to lighter carat and mixed-
material products in response to the year’s price volatility. Despite the recovery in the fortunes of the physical market during the second half of the year, the significant May price rise and the related volatility that was the hallmark of the first six months of the year had a sustained impact on jewellery exports to price sensitive markets, including India and the
Middle East. The result of a year of relatively high and volatile gold prices was a 16 percent, or 437-tonne, decline in global gold jewellery fabrication for the year. Industrial demand grew healthily through the year, posting a 7 percent increase, due to robust demand from the electronics industry, which set a new quarterly record of 79 tonnes in the third quarter. The importance of a strong physical market to provide offtake and floor price support remains.
Official sector sales for the year approximated 330 tonnes, some 50 percent lower than in 2005. The main cause of this decline was the 34 percent drop in gold sales by the Central Bank Gold Agreement (CBGA) signatories, selling only 104 of their 500 permissible tonnes for the year.
Gold producers continued to reduce their hedging positions during the year through deliveries into hedges and through buybacks. It is estimated that this added some 403 tonnes of demand during 2006.
Comparison of operating performance in 2006, 2005 and 2004
The following table presents operating data for the AngloGold Ashanti group for the three year period ended
December 31, 2006:
Operating data for AngloGold Ashanti
Year ended December 31
2006                     2005
2004
(1)
Total attributable gold production (thousand ounces)
5,635
6,166
5,829
Total cash costs ($/oz)
321
281
264
Total production costs ($/oz)
452
398
353
Production costs (million US dollars)
1,525
1,638
1,340
Capital expenditure (million US dollars)
817
722
583
- Consolidated entities
811
710
571
- Equity accounted joint ventures
6
12
12
(1)
Adjusted to exclude Ergo, which has been discontinued.
Attributable Gold production
For the year ended December 31, 2006, AngloGold Ashanti’s total attributable gold production from continuing operations decreased by 531,000 ounces, or 8.6 percent, to 5.6 million ounces from 6.2 million ounces produced in 2005. Gold production from the Geita mine in Tanzania decreased from 613,000 ounces in 2005 to 308,000 ounces in 2006 and mines in Ghana and Guinea reported decreases from 926,000 ounces to 848,000 ounces, mainly due to lower yields. Marginal declines in gold production were recorded from operations located in Brazil where gold production fell from
346,000 ounces to 339,000 ounces. Gold production from operations situated in South Africa decreased by 5 percent from
2,676,000 ounces produced in 2005 to 2,554,000 ounces in 2006 mainly due to both lower mining volumes and grade.
Gold production from operations situated in the USA declined from 330,000 ounces produced in 2005 to 283,000 ounces in
2006. The Australian operations produced 465,000 ounces of gold during 2006, compared with 455,000 ounces in 2005.
Gold production in Mali increased by 2 percent from 528,000 ounces in 2005 to 537,000 ounces in 2006. Navachab, the
Namibian operation, produced 86,000 ounces of gold in 2006 compared with 81,000 ounces in 2005, mainly as a result of increased milled tonnages offset by reductions in recovered grade. Operations in Argentina produced 215,000 ounces in
2006, a marginal increase over the 211,000 ounces produced in 2005.
For the year ended December 31, 2005, AngloGold Ashanti’s total attributable gold production from continuing operations increased by 337,000 ounces, or 6 percent, to 6.2 million ounces from 5.8 million ounces produced in 2004. Gold production from the Geita mine in Tanzania increased from 570,000 ounces in 2004 to 613,000 ounces in 2005 and mines acquired in the completed Ashanti business combination in Ghana and Guinea reported increases from 568,000 to
926,000, mainly as a result of reporting for a complete year in 2005 whereas they were reported for only eight months in
2004. The Guinean operations were also effected positively from a change in processing method. Marginal increases in gold production were recorded from operations located in Brazil where gold production rose from 334,000 ounces to

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
Total cash costs and total production costs
Total cash costs for the year ended December 31, 2006 was $321 per ounce, $40 per ounce, or 14 percent, higher than the total cash costs of $281 per ounce recorded in 2005. Of this increase $13 per ounce was a consequence of the adoption of EITF 04-06 “Accounting for Stripping Costs in the Mining Industry”. Cash costs in the South African operations improved from $295 per ounce to $286 per ounce, primarily due to the weakening of the rand and as a result of cost savings initiatives, which contributed a $50 million saving of which 57 percent arose from operational efficiencies, 9 percent from improved procurement practices and 34 percent from the restructuring implemented at the Savuka and Tau Lekoa mines.
Cero Vanguardia, the Argentinean mine, recorded an increase in cash costs of 30 percent from $171 per ounce in 2005 to
$223 per ounce in 2006, mainly as a result of higher local inflation and increases in commodity and maintenance costs and the effects of the adoption of EITF 04-06. The Australian mine, Sunrise Dam, reported cash costs of $333 per ounce for
2006 compared to $269 per ounce for 2005, a 24 percent increase mainly from commodity and contractor costs and the adoption of EITF 04-06, which increased cash costs by $37 per ounce.
The Brazilian mines, Cuiaba and Serra Grande, reported cash costs of $207 per ounce in 2006 compared to $169 per ounce in 2005 and $196 per ounce in 2006 compared to $158 per ounce in 2005, respectively. This increase in cash costs at both mines is mainly attributable to higher local inflation and reduced grade recovered and the adoption of EITF 04-06.
Obuasi in Ghana reported increased cash costs of $52 per ounce increasing to $397 per ounce in 2006 as a result of processing increased tonnages with lower grade ore, whilst at Iduapriem cash costs increased to $413 per ounce mainly due to local inflation and the adoption of EITF 04-06 which increased cash costs by $42 per ounce. The operations at
Siguri, in Guinea, reported a $97 per ounce increase in cash costs to $398 per ounce, mainly as result of commodity price increases, higher royalties, which are linked to spot prices, maintenance shutdowns and plant modifications post commissioning.
The Malian operations had a mixed year. Yatela reported a decrease in cash costs to $241 per ounce in 2006 compared to
$263 per ounce in 2005 mainly due to process changes in the heap leach operations. At Morila cash costs increased in
2006 to $266 per ounce compared to $191 per ounce in 2005 mainly due to reduced grade recovered and the major mill relining that took place in the second half of the year which affected tonnage. Sadiola reported a $3 per ounce increase in cash costs to $268 per ounce in 2006 mainly due to increased royalty payments linked to the higher gold price. All the
Malian operations were affected by the adoption of EITF 04-06.
Navachab reported an increase in cash costs of 19 percent to $349 per ounce as a result of increased gold production and the effects of the US dollar on costs in the second half of the year and the adoption of EITF 04-06, which affected cash costs by $84 per ounce. Geita in Tanzania was impacted by a combination of factors during the year including a drought early in the year, followed by floods impacting haulage rates. These impacted the cut back of the Nyankanga pit which resulted in a 46 percent drop in grade and ultimately impacting cash costs by 111 percent, increasing cash costs from
$298 per ounce in 2005 to $630 per ounce in 2006. The adoption of EITF 04-06 increased cash costs at Geita by $140 per ounce. In North America, Cripple Creek reported a $18 per ounce increase to $248 per ounce in 2006 mainly due to higher commodity prices.
Overall, total cash costs for 2006 increased by $40 per ounce of which $14 per ounce related to inflation, and
$36 per ounce to lower grades and $13 per ounce for the adoption of EITF 04-06. Cost savings initiatives helped to offset these increases by $10 per ounce, favourable exchange variances by $7 per ounce, higher-by-product effects by
$3 per ounce and other variances by $3 per ounce.

Total cash costs for the year ended December 31, 2005 was $281 per ounce, $17 per ounce, or 6 percent, higher than the cash costs of $264 per ounce recorded in 2004. This change was mainly due to marginally higher cash costs for the
South African, Australian, and Malian and USA operations in 2005, which increased by 3 percent, 3 percent, 4 percent and
5 percent respectively, and substantially higher cash costs for the Argentinean, Brazilian, Ghanaian and the Tanzanian
operations in 2005, which increased by 11 percent, 42 percent, 16 percent and 19 percent respectively, when compared to
2004. The increase in Brazil was a principally the effects of the stronger currency compared to the US dollar. Declines in cash costs were achieved by the Guinean and Namibian operations of 33 percent and 8 percent respectively.
The increase in total cash costs at the South African operations was mainly due to the strengthening of the South African rand relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.37 and R6.44 during the year ended December 31, 2005 and 2004, respectively) offset by the impact of the implemented cost cutting drives set at the beginning of the year. The Australian operations recorded higher cash costs in 2005, mainly due to the strengthening of the Australian dollar relative to the US dollar (based on the average exchange rates of the Australian dollar against the US dollar of A$1.31 and A$1.36 during the year ended December 31, 2005 and 2004, respectively).
Overall, total cash costs for 2005 increased by $17 per ounce from 2004 of which $4 per ounce related to stronger operating currencies relative to the dollar, $19 per ounce to inflation, and $8 per ounce to lower grades. Cost savings initiatives helped to partially offset these increases by $14 per ounce.
Total production costs per ounce increased from $398 per ounce in 2005 to $452 per ounce in 2006 and from $353 per ounce in 2004 to $398 per ounce in 2005.
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
Prior to January 1, 2006 stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping). EITF Issue 04-6 prohibits capitalization of post production stripping costs effective from January 1, 2006. Except for this impact on total cash costs and total production costs, total cash costs and total production costs have been calculated on a consistent basis for all periods presented.

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
·    an indication of profitability, efficiency and cash flows;
·    the trend in costs as the mining operations mature over time on a consistent basis; and
·   an internal benchmark of performance to allow for comparison against other mining companies.
A reconciliation of production costs as included in the company’s audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2006 is presented below. In addition the company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2006
Operations in South Africa
(7)
(in $ millions, except as otherwise noted)
Production
costs
134               125                28                158              126                  77                 29                31                 (39)
Plus:
Production costs of equity accounted joint ventures
(1)
-                     -                 -                   -                      -                  -                    -                  -
(28)
Less:
Rehabilitation costs & other non-cash costs 1 (2) 1 (1) - (1) (1) - 6
Plus:
Inventory movement 5 3 1 1 3 - 1 - 1
Royalties
-                   -                   -                  -                    -                    -                    -               -                    -
Related party transactions
(2)
2                    2                   -                 2                    1                   1                    -                1                    -
Adjusted for:
Minority interests
(3)

-                     -                   -                 -                     -                   -                   -                 -                  (2)
Non-gold producing companies and adjustments
-
- - - - - - - 66
Total
cash
costs
142                128                 30              160               130                77                    29              32     4
Plus:
Depreciation, depletion and amortization 81 64 3 67 37 43 20 4 9
Employee severance costs 1 1 - 2 1 1 - - -
Rehabilitation and other non-cash costs (1) 2 (1) 1 - 1 1 - (6)
Adjusted for:
Minority interests
(3)
-                   -                     -                -                      -                   -                 -                 -                      -
Non-gold producing companies and adjustments - - - - - - - (3)
Total
production
costs
223               195                 32                 230              168               122                 50                 36                 4
Gold produced (000’ ounces)
(4)
596               474                 89                 615              446               176                 44                113                -
Total cash costs per ounce
(5)

238               270               337                 260              291               438               659                283                -
Total production costs per ounce
(5)
374               411              359                  374               377              693           1,136                 318                -

For the year ended December 31, 2006
Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe
(in $ millions, except as otherwise noted)

Production
costs
37
140      1         -      53       36     142     11        68
91
-         -        -
25
190
60
-
Plus:
Production costs of equity accounted
joint ventures
(1)

-
-        -         -        -          -         -         -         -
-           41
21
46            -
-
-
-
Less:
Rehabilitation costs & other non-cash
costs
-
4       (1)      -      (3)         -         1       3         4
(3)           2        3       (2)
2
7
(2)
-
Plus:
Inventory movement
3
4
-
-
-
2
4
1
3
11
2
3
3
3
(8)
40
-
Royalties
11
7        -        -        -        -         7        1        4
21
6        5        7
-
5
2
-
Related party transactions
(2)
-
-        -        -        -        -         -         -          -
-
-          2      1
-
-
-
-
Adjusted
for:
-
Minority interests
(3)
(3)
-       -        -        -        (19)      -        -        (10)        (18)
-       -          -
-
-
-
-
Total cash costs
48
155
-
-
50
19
154
16
69
102
51
34
55
30
194
100
-
Plus:
Depreciation, depletion and
amortization
35
38        -        -      20       14       79       9       27
52
19      15      17
7
49
39
-
Employee
severance
costs
-
-        -        -        -        -        15        -        -
-
-        -         -
-
-
-
-
Rehabilitation and other non-cash
costs
-
(4)        1        -        3        -      (1)      (3)      (4)
3
(1)      (3)     4
(2)
(7)
2
-
Adjusted
for:
Minority interests
(3)
(3)
-        -        -        -        (6)        -        -        (1)        (5)
-        -        -
-
-
-
-
Total
production
costs
80
189        1      -      73      27      247      22      91
152         69      46      76
35
236
141
-
Gold produced (000’ ounces)
(4)
215
465        -        -      242     97     38     37      167
256        190     141     207
86
308
283
-
Total cash costs per ounce
(5)
223
333       -
-        207    196     397    432  413
398
268     241     266
349
630
(8)
248             -
Total production costs per ounce
(5)
372
406       -
-        301    278     638    594  544
593
363     326     367
407
766
498
-

For the year ended December 31, 2006
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
1,525
Plus:
 Production costs of equity accounted joint ventures
(1)
80
Less:
 Rehabilitation costs & other non-cash costs
17
Plus:
 Inventory movement
84
Royalties 78
Related party transactions
(2)
12
Adjusted for:
Minority interests
(3)
(54)
Non-gold producing companies and adjustments 68
Total cash costs
1,810
Plus:
 Depreciation, depletion and amortization
749
Employee severance costs 22
Rehabilitation and other non-cash costs (17)
Adjusted for:
Minority interests
(3)
(15)
Non-gold producing companies and adjustments (3)
Total production costs
2,546
Gold produced (000’ ounces)
(4)
5,635
Total cash costs per ounce
(5)
321
Total production costs per ounce
(5)
452
(1)
Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(2)
Relates solely to production costs as included in the company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(3)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(4)
Attributable production only.
(5)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(6)
Corporate includes non-gold producing subsidiaries.
(7)
Adjusted to exclude Ergo.
(8)
Total cash costs per ounce calculation includes inventory change.
(9)
There was no production attributable to AngloGold Ashanti in 2006.
(10)
Operations acquired from Ashanti (including 50 percent in Geita).
(11)
Bibiani was sold effective December 28, 2006.
(12)
Freda-Rebecca mine was sold effective September 1, 2004.

For the year ended December 31, 2005
Operations in South Africa
(7)
(in $ millions, except as otherwise noted)

Production
costs
137                  123                  51                    178                134                    105                 26                    58
Plus:
Production costs of equity accounted joint ventures
(1)
-                        -                    -                        -                     -                     -                    -                   (7)
Less:
Rehabilitation costs & other non-cash costs (2) (1) 1 (6) (7) (1) - (2)
Plus:
Inventory movement 1 - - 1 - 1 - -
Royalties
-                     -                      -                       -                      -                   -                       -                      -
Related party transactions
(2)
7                     7                     2                      10                     7                  4                       1                     1
Adjusted for:
Minority interests
(3)
-                     -                      -                        -                     -                    -                       -                      -
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
(3)

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
(4)
512                502                 126                 693                  482                  265                 95                       -
Total cash costs per ounce
(5)

279               256                 430                  264                  277                  410                287                       -
Total production costs per ounce
(5)
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
-
Plus:
Production costs of equity
accounted joint ventures
(1)
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
- 7 4 -
Related party transactions
(2)
-
-        -        -         -         -       1         -         1         -            -         -       (2)         -
- - -
Adjusted for:
Minority interests
(3)
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
- - -
Rehabilitation and other non-
cash
costs -
10         -         -        1        -        1        7        2        1           2        1        2        (6)
18 3 -
Adjusted for:
Minority interests
(3)
(1)
-         -         -         -       (4)         -        -      (3)       (3)         -         -         -
- - - -
Total production costs
57
167
-
-
65
22
208
60
83
111
74
34
78
27
257
138
-
Gold produced (000’ ounces)
(4)
211
455
-
-
250
96
391
115
174
246
168
98
262
81              613
330
-
Total cash costs per ounce
(5)
171
269         -
-      169     158     345     305    348       301       265   263      191
321
298
(8)
230                 -
Total production costs per
ounce
(5)
270
367         -
-      260     229     532    522     477       451      440    347      298
333
419
418
-

For the year ended December 31, 2005
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
1,638
Plus:
 Production costs of equity accounted joint ventures
(1)
108
Less:
 Rehabilitation costs & other non-cash costs
(60)
Plus:
 Inventory movement
37
Royalties 54
Related party transactions
(2)
39
Adjusted for:
Minority interests
(3)
(42)
Non-gold producing companies and adjustments (41)
Total cash costs
1,733
Plus:
 Depreciation, depletion and amortization
653
Employee severance costs 26
Rehabilitation and other non-cash costs 60
Adjusted for:
Minority interests
(3)
(11)
Non-gold producing companies and adjustments (5)
Total production costs
2,456
Gold produced (000’ ounces)
(4)
6,166
Total cash costs per ounce
(5)
281
Total production costs per ounce
(5)
398
(1)
Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(2)
Relates solely to production costs as included in the company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(3)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(4)
Attributable
production
only.
(5)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(6)
Corporate includes non-gold producing subsidiaries.
(7)
Adjusted to exclude Ergo.
(8)
Total cash costs per ounce calculation includes inventory change.
(9)
There was no production attributable to AngloGold Ashanti in 2005.
(10)
Operations acquired from Ashanti (including 50 percent in Geita).
(11)
Freda-Rebecca mine was sold effective September 1, 2004.

For the year ended December 31, 2004
Operations in South Africa
(7)
(in $ millions, except as otherwise noted)
Production costs
138
133
71
180
134
107
25
-
Plus:
Production costs of equity accounted joint ventures
(1)
-                    -                    -                      -                     -                     -                   -                   -
Less:
Rehabilitation costs & other non-cash costs (2) (2) (1) (4) (3) (2) - (3)
Plus:
Inventory movement (1) - - (3) (1) (1) - -
Royalties -                    -                    -                      -                     -                     -                   -                   -
Related party transactions
(2)
6                   8                    2                     11                    7                   4                   5                   -
Adjusted for:
Minority interests
(3)
-                    -                    -                      -                     -                     -                   -                   -
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
(3)
-                    -                    -                      -                     -                     -                   -                   -
Non-gold producing companies and adjustments - - - - - - - (4)
Total
production
costs
172                181                101                 213                 158              130                   59                  9
Gold produced (000’ ounces)
(4)
438                568               158                  795                 486              293                 119                 -
Total cash costs per ounce
(5)
322                245              455                    231                 281            370                   250                 -
Total production costs per ounce
(5)
393                319              639                    268                 325           444                    496                 -

(8)
For the year ended December 31, 2004
Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe
(in $ millions, except as otherwise noted)
Production
costs
31            87           -             -          31         26          73          27         43
42            -              -            -
23
109             56
4
Plus:
Production costs of equity accounted joint
Ventures
(1)
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
Related party transactions
(2)
-            -            -             -           -             -           1            -            1
-           1             1
(1)
-
-             -
-
Adjusted
for:
Minority interests
(3)
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
-
Rehabilitation and other non-cash costs
1
1
-
-
1
-
-
-
1
2
-
-
-
-
1
(4)
-
Adjusted
for:
Minority interests
(3)
(2)            -             -            -            -
(4)           -            -
(2)
(1)           -            -             -
-
-             -
-
Total
production
costs
60         138            -            -           48        21        113         42         56
48           78          31          55
28
191           120
5
Gold produced (000’ ounces)
(4)
211         410
-
-         240         94        255       105       125
83        174           97        204
66
570           329
9
Total cash costs per ounce
(5)
156         260
-
-         133        134       305        251       303
443         242        255        196
348
250
220
417
Total production costs per ounce
(5)
284         337
-
-         200        223       443        400       448
578         448        320        270
424
335           365
556

For the year ended December 31, 2004
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
1,340
Plus:
 Production costs of equity accounted joint ventures
(1)
119
Less:
 Rehabilitation costs & other non-cash costs
(20)
Plus:
 Inventory movement
35
Royalties 41
Related party transactions
(2)
46
Adjusted for:
Minority interests
(3)
(28)
Non-gold producing companies and adjustments 3
Total cash costs
1,536
Plus:
 Depreciation, depletion and amortization
507
Employee severance costs 7
Rehabilitation and other non-cash costs 20
Adjusted for:
Minority interests
(3)
(9)
Non-gold producing companies and adjustments (4)
Total production costs
2,057
Gold produced (000’ ounces)
(4)
5,829
Total cash costs per ounce
(5)
264
Total production costs per ounce
(5)
353
(1)
Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(2)
Relates solely to production costs as included in the company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(3)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(4)
Attributable
production
only.
(5)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(6)
Corporate includes non-gold producing subsidiaries.
(7)
Adjusted to exclude Ergo.
(8)
Total cash costs per ounce calculation includes inventory change.
(9)
There was no production attributable to AngloGold Ashanti in 2004.
(10)
Operations acquired from Ashanti (including 50 percent in Geita). Results are included for the eight months from May 2004 through December 2004.
(11)
Freda-Rebecca mine was sold effective September 1, 2004. Results are included for the four months from May 2004 through August 2004.

Capital expenditure
Total capital expenditure during the year ended December 31, 2006 was $817 million compared to $722 million in 2005 being a 13 percent increase. In South Africa, capital expenditure decreased from $347 million in 2005 to $321 million in
2006, mainly due to reduced expenditure as Moab Khotsong began commercial production in 2006 and the weakening of the rand. Capital projects in Ghana and Guinea amounted to $97 million and $16 million, respectively, in 2006, compared to $90 million and $36 million, respectively, in 2005, as operations at Obuasi in Ghana increased and the CIP plant in
Guinea was commissioned. Expenditure in Brazil increased from $85 million in 2005 to $186 million in 2006 as a result of the Cuiabá expansion project. In Australia, capital expenditure increased from $38 million in 2005 to $86 million in 2006 mainly as a result of the continuing underground mining project at Sunrise Dam and the commencement of expansion at the Boddington mine. Capital expenditure in the USA increased from $8 million in 2005 to $13 million in 2006.
Total capital expenditure during the year ended December 31, 2005 was $722 million, compared to $583 million in 2004, which represents a $139 million, or 24 percent increase. In South Africa, capital expenditure increased from $333 million in
2004 to $347 million in 2005, mainly due to the impact of the strengthening of the South African rand against the US dollar.
Capital projects in Ghana and Guinea amounted to $90 million and $36 million, respectively, in 2005, compared to
$42 million and $57 million, respectively, in 2004, as part of AngloGold Ashanti’s investment strategy following the
AngloGold Ashanti business combination completed in April 2004. Expenditure in Brazil increased from $40 million in
2004 to $85 million in 2005 as a result of the Cuiabá expansion project. Capital expenditure in Namibia decreased from
$21 million in 2004 to $5 million in 2005 as a result of reduced infrastructure spend resulting from the previous year transition from contract mining to owner-mining. In Australia, capital expenditure increased from $28 million in 2004 to
$38 million in 2005 mainly as a result of the continuing underground mining project. Capital expenditure in the USA decreased from $16 million in 2004 to $8 million in 2005 due to reduced pit development and mine equipment rebuilds.
A more detailed review of capital expenditure at each of AngloGold Ashanti’s operations is provided under “Item 4B.:
Business overview”.
Establishment of a Black Economic Empowerment (BEE) transaction in South Africa
On December 12, 2006, AngloGold Ashanti announced the finalisation of the Bokamoso employee share ownership plan
(Bokamoso ESOP) with the National Union of Mineworkers, Solidarity and United Association. The Bokamoso ESOP
creates an opportunity for AngloGold Ashanti and the unions to ensure a closer alignment of the interest between employees and the company. Participation is restricted to those employees not eligible for participation in any other South
African Share Incentive Plan.
The company also undertook an empowerment transaction with a BEE investment vehicle, Izingwe Holdings (Proprietary)
Limited (Izingwe).
The transaction gave effect to undertakings made to the Department of Minerals and Energy at the time that the company gained its new order mining rights in August 2005. The company undertook to establish an ESOP and a BEE transaction equivalent to at least 6 percent of the value of the company’s South African operations
In order to facilitate this transaction the Company established a trust to acquire and administer the ESOP shares.
AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees.
The Company also created, allotted and issued E ordinary shares to Izingwe.
The key terms of the E ordinary share are:
·
AngloGold Ashanti will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the
ESOP and Izingwe cancellation formulae, respectively;
· the E ordinary shares will not be listed;
·
the E ordinary shares which are not cancelled will be converted into ordinary shares in accordance with the prescribed formula; and

·
the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the Company from time to time and a further one half is included in the strike price calculation formula.
The average fair value of the E ordinary shares granted to employees on December 13, 2006 was R105 per share.
Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, where after it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary of a five year period commencing on the third anniversary over the award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of the employees. All unexercised awards will be cancelled on
May 1, 2014.
The average fair value of the E ordinary shares granted to Izingwe on December 13, 2006 was R90 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary of a five year period commencing on the third anniversary over the award, Izingwe has a six month period to instruct the company to cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of Izingwe. If no instruction is received at the end of the six month period the cancellation formula will be applied automatically.
Comparison of financial performance on a segment basis for 2006, 2005 and 2004
AngloGold Ashanti produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by AngloGold Ashanti’s chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.
Revenues
Year ended December 31
(in millions)
2006
$
percent
2005
$
percent
2004
$
percent
Category of activity
Total revenues
Product sales
2,683
2,453
2,096
Interest, dividends and other
32
32
55
Total revenues
2,715
2,485
2,151
Geographical area data
Total revenues
South Africa
1,365
50
1,165
47
1,143
53
Argentina
126
5
103
4
100
5
Australia
272
10
215
9
172
8
Brazil
230
8
178
7
173
8
Ghana
281
10
314
13
209
10
Guinea
145
5
127
5
44
2
Mali
321
12
236
10
181
8
Namibia
51
2
36
1
28
1
Tanzania
137
5
233
9
208
10
USA
95
4
106
4
106
5
Zimbabwe
-
-
4
-
Other, including Corporate and Non-gold producing
subsidiaries
13
-
8
-
6
-
3,036
2,721
2,374
Less : Equity method investments included in above
(321)
(11)
(236)
(9)
(223)
(10)
Total revenues
2,715
100
2,485
100
2,151
100

In 2006, 50 percent of AngloGold Ashanti’s total consolidated revenues were derived from its operations in South Africa, compared to 47 percent in 2005, mainly as a result of the increase in the rand gold price and the effect of hedging on the
South African operations. South Africa produced 45 percent of the global production and had hedges in place that were not as affected by the increased gold price as other locations.
In 2005, 47 percent of AngloGold Ashanti’s total consolidated revenues were derived from its operations in South Africa, compared to 53 percent in 2004, mainly as a result of a 6 percent decrease in gold production in South Africa from 2004 to
2005, as well as the full year impact of additional revenues generated arising from the business combination with Ashanti.
Assets
As at December 31
(in millions)
2006
$
percent
2005
$
percent
2004
$
percent
Geographical area data
Total segment assets
South Africa
3,093
33
3,019
33
3,431
37
Argentina                                                                    254
3
248
3
260
3
Australia                                                                      805
8
737
8
711
8
Brazil                                                                          544
6
371
4
340
4
Ghana                                                                      2,058
21
2,104
23
2,126
22
Guinea                                                                        357
4
349
4
325
3
Mali                                                                             280
(1)
3            309
(1)
4           344
(1)
4
Namibia                                                                        64
1
51
-
38
-
Tanzania                                                                 1,382
15
1,281
14
1,065
11
USA                                                                            507
5
429
5
408
4
Other, including Corporate, Assets held for
sale and Non-gold producing subsidiaries
169
1
215
2
348
4
Total segment assets
9,513
100
9,113
100
9,396
100
(1)
Investment held.
At December 31, 2006, 33 percent of AngloGold Ashanti’s total assets were located in South Africa compared with
33 percent at the end of 2005. Operations outside of South Africa collectively accounted for approximately 67 percent of
AngloGold Ashanti’s total assets at December 31, 2006 compared to 67 percent at the end of the same period in 2005.
At December 31, 2005, 33 percent of AngloGold Ashanti’s total assets were located in South Africa compared with
37 percent at the end of 2004. Operations outside of South Africa collectively accounted for approximately 67 percent of
AngloGold Ashanti’s total assets at December 31, 2005 compared to 63 percent at the end of the same period in 2004.

Comparison of financial performance in 2006 with 2005
Revenues
Revenues from product sales and other income increased by $230 million from $2,485 million in 2005 to $2,715 million in
2006, representing a 10 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2006. The average spot price of gold was $604 per ounce during 2006, $159 per ounce, or 36 percent, higher than $445 per ounce, the average spot price of gold in 2005. The majority of product sales consisted of US dollar-
denominated gold sales.
Total revenues from the South African operations increased by $200 million to $1,365 million from $1,165 million realized in 2005, a 17 percent increase, mainly as a result of the higher gold price. The increase in revenues was partly offset by the reduced gold production at the South African operations as both volumes (2,554,000 ounces in 2006 compared to
2,676,000 ounces in 2005) and grade decreased.
Total revenues generated by Cerro Vanguardia, the Argentinean operation increased marginally from $103 million in 2005 to $126 million in 2006 on flat volumes. Volumes of ore processed increased, but gold produced only increased marginally by 4,000 ounces due to grade yield declines from 7.7 grammes per tonne to 7.29 grammes per tonne.
The Australian operation at Sunrise Dam increased production to 465,000 ounces from 455,000 ounces in 2005. Average recovered grade declined by 8 percent which was offset by increased tonnage processed from the underground operation.
Total revenues increased from $215 million in 2005 to $272 million in 2006.
The two operations in Brazil produced 339,000 attributable ounces. Year-on-year volumes of ore processed increased with an increase in average grades recovered resulting in total revenues of $230 million in 2006 compared to $178 million in 2005.
Total revenues generated from operations situated in Ghana amounted to $281 million in 2006, compared to $314 million in 2005.
Total revenues generated in Guinea amounted to $145 million in 2006 compared to $127 million in 2005.
Tanzania recorded total revenues of $137 million in 2006 compared to $233 million in 2005 due to the reduction in production of nearly 50 percent due to delays in the cutback at the Nyankanga pit and weather related issues.
Production costs
Production costs decreased from $1,638 million in 2005 to $1,525 million in 2006, which represents a $113 million, or
7 percent decrease. In South Africa, production costs decreased by $143 million to $669 million in 2006 from $812 million in 2005 primarily due to a continued focus on cost saving initiatives assisted by the weakening of the South African rand relative to the US dollar. About 44 percent of AngloGold Ashanti’s production costs were denominated in South African rands in 2006.
Production costs recorded from operations situated in Brazil increased from $87 million in 2005 to $101 million in 2006 primarily due to the strengthening of the Brazilian real relative to the US dollar.
Exploration costs
Exploration costs increased to $58 million in 2006 from $44 million in 2005. During 2006, exploration activities in new areas were primarily focused on the Tropicana joint venture in Western Australia, in Colombia and the Democratic
Republic of Congo. Joint ventures and partnerships with other companies facilitated additional exploration activities in
Russia, China, Laos and the Philippines. For a discussion of AngloGold Ashanti’s exploration activities in 2006, see
“Item 4B.: Business overview – Global exploration”.
Related party transactions
Related party transactions in 2006 amounted to $8 million compared with $41 million in 2005 mainly due to the change in shareholding by Anglo American plc, which divested of approximately 20 percent of its holding in April 2006, resulting in fewer entities fulfilling the related party definition due to the relationship changing from a subsidiary of Anglo American plc to an associate of Anglo American plc. The Company continues to transact with Anglo American entities when price, service and quality factors support this. For a detailed discussion of related party transactions, see “Item 5B.: Liquidity and capital resources – Related party transactions”.
General and administrative
General and administrative expenses increased from $71 million in 2005 to $140 million in 2006, mainly due to $60 million share based payment expense included in 2006 compared to $2 million in 2005.
Royalties
Royalties paid by AngloGold Ashanti increased from $39 million in 2005 to $59 million paid in 2006 primarily due to higher spot prices, with royalties in Australia, Argentina, Tanzania and the USA amounting to $7 million, $11 million, $6 million and $2 million, respectively, in 2006 compared with $5 million, $8 million, $7 million and $4 million, respectively, in 2005.
Royalties paid in Ghana and Guinea amounted to $32 million in 2006 compared to $15 million in 2005. Australian royalties are payable to the government as specified in the relevant legislation in each State or Territory based on ounces produced.
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
Market development costs
Market development costs increased from $13 million in 2005 to $16 million in 2006. AngloGold Ashanti remains a member of the World Gold Council (WGC) and through its membership receives assistance in all its marketing endeavours. For a detailed discussion on market development see “Item 4B.: Business overview – Gold market development”.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $106 million or 18 percent, to $699 million in 2006 when compared to $593 million recorded in 2005. In South Africa, depreciation, depletion and amortization expense increased from $248 million in 2005 to $324 million in 2006, mainly due to the impact of Moab Khotsong mine coming into commercial production from January 1, 2006.
Impairment of assets
In 2006, AngloGold Ashanti recorded impairments amounting to $6 million. These related to the impairment and write-off of various minor tangible assets and equipment.
In 2005, AngloGold Ashanti recorded impairments amounting to $141 million. These related to Bibiani in Ghana of
$41 million; in South Africa – mine development costs of $6 million were impaired as a review of certain properties and access development identified that they will not generate future cash flows. The tax rate concession which was granted by the government of Ghana at a rate of 30 percent in negotiations for the Ashanti business combination in 2004 amounting to
$20 million was fully impaired during 2005 as the corporate tax rate in Ghana was revised down to 25 percent. Due to a change in intention to exploit certain properties in South Africa, acquired at the formation of AngloGold, AngloGold Ashanti recorded an impairment of $74 million in 2005.
Interest expense
Interest expense decreased by $3 million from $80 million recorded in 2005 to $77 million in 2006. The decrease in interest expense from 2005 was mainly due to higher cash resources available as a result of the higher average gold price in the year and the effects of the equity raising completed in April 2006. Mostly all of AngloGold Ashanti’s debt (exclusive of the rand denominated corporate bond and local South African borrowings) was denominated in US dollars in 2006.

Accretion expense
Accretion expense of $13 million was recorded in 2006 compared with $5 million in 2005. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Employment severance cost
Employment severance costs decreased to $22 million in 2006 from $26 million in 2005. The 2006 expense included retrenchment costs of $7 million in the South African region (at Great Noligwa, Kopanang, Tau Lekoa, TauTona and
Mponeng) and $15 million in Ghana (at Obuasi) due to a planned reduction in workforce.
Profit on sale of assets, loans and indirect taxes
A profit on sale of assets of $36 million recorded in 2006 compared to a profit of $3 million recorded in 2005. This consists mainly of profit on the disposal of land, mineral rights and exploration properties, the recovery of loans previously written off and the reassessment of indirect taxes payable in Tanzania.
Non-hedge derivative loss
A loss on non-hedge derivatives of $208 million was recorded in 2006 compared to a loss of $142 million in 2005 as a direct result of increase in the gold price. This relates to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes. Non-hedge derivatives recorded for the year ended
December 31, 2006 and 2005 included:
Year ended December 31,
2006                      2005
(in US Dollars, millions)
Gains on realized non-hedge derivatives
(383)
(148)
Loss on unrealized non-hedge derivatives
591
277
Interest rate swap
-
13
Net loss
208
142
Other operating costs and expenses
Other operating costs and expenses, consisting of provision for loss on future deliveries of other commodities and unrealized loss on other commodity physical borrowings increased from $9 million in 2005 to $16 million in 2006, mainly due to an increase in the price of other commodities.
Loss from continuing operations before income tax, equity income, minority interest and cumulative effect of accounting change
For the foregoing reasons, in 2006, loss before equity income and income tax amounted to $96 million compared to a loss of $363 million in 2005.
Equity income in affiliates
Equity income in equity method investments increased from $39 million in 2005 to $99 million in 2006, mainly as a result of an increase in the operations at Yatela and Sadiola mines in Mali, which reported attributable results of $26 million and
$28 million, respectively, in 2006 compared to $5 million and $(1) million, respectively, in 2005.
Taxation expense/benefit
A net taxation expense of $122 million was recorded in 2006 compared to a net tax benefit of $121 million recorded in
2005. Charges for current tax in 2006 amounted to $156 million compared to $70 million in 2005. Charges for deferred tax in 2006 amounted to a net tax benefit of $34 million compared to a net tax benefit of $191 million in 2005. The increase in the current taxation change over 2005 is mainly as a result of a reduced net loss, an increase in the effective taxation rates, the effect of non-allowable deductions mainly related to hedge losses in non-taxable jurisdictions, BEE transactions and the effect of certain foreign entities exiting their tax holidays. Deferred tax in 2006 include a tax benefit of $21 million resulting from an extension of tax losses granted by the Ghanaian Taxation Authorities which would have been forfeited during the current year as well as a tax expense at $65 million as a result of a change to the estimated deferred tax rate in
South Africa, reflecting the impact of the South African mining tax formula to the decrease in the earnings at the operations in that country.
Cumulative effect of accounting change
Cumulative effect of accounting change was $nil in 2006 compared to $22 million in 2005.
Net loss
As a result of the factors discussed above, net loss decreased by $150 million from $292 million net loss recorded in 2005 to a net loss of $142 million in 2006.
Cut-off adjustments
On September 13, 2006, the SEC staff published Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of
Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108
(SAB Topic 1.N) addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements.
As part of the 2006 year end financial statement close process the Company quantified the balance sheet impact and determined that it would only have a material effect in the reporting of “Payroll and related benefits”, which is separately identified on the face of the balance sheet for all years presented. The other accounts that were affected are Tangible
Assets – Mine development costs; Inventories – Gold in process; Deferred taxation; Cash and cash equivalents; Trade accounts payable and Payroll and related benefits.
The Company previously considered the above errors to be immaterial under the rollover method and evaluated the misstatement against the current year financial statements under both the rollover and iron curtain methods.
In accordance with the transition provisions provided in SAB 108 the cumulative effect of applying SAB 108 was recorded as an adjustment to opening retained earnings and is summarized below:
(in millions)
$
Assets
Tangible Assets – Mine development costs 3 (increase)
Inventories – Gold in process 1 (increase)
Deferred taxation 5 (increase)
Trade receivables 5 (decrease)
Liabilities
Trade accounts payable 3 (increase)
Payroll and related benefits 10 (increase)
Other creditors 2 (increase)
Retained earnings
11 (decrease)

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
Related party transactions
Related party transactions in 2005 amounted to $41 million compared with $45 million in 2004 mainly due to lower contract work generated by development activities. For a detailed discussion of related party transactions, see “Item 5B.: Liquidity and capital resources – Related party transactions”.
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
Market development costs
Market development costs decreased from $15 million in 2004 to $13 million in 2005. During 2005, approximately
66 percent (2004: 66 percent) of these costs were spent through the World Gold Council (WGC). For a detailed discussion on market development see “Item 4B.: Business overview – Gold market development”.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $148 million or 33 percent, to $593 million in 2005 when compared to $445 million recorded in 2004. In South Africa, depreciation, depletion and amortization expense increased from $192 million in 2004 to $248 million in 2005, mainly due to the impact of currency movements. Depreciation, depletion and amortization expense from operations situated in Ghana and Guinea acquired since April 2004 as part of the
AngloGold Ashanti business combination amounted to $152 million in 2005 compared to $80 million in 2004 mainly as a result of a full year’s costs. Tanzania recorded depreciation, depletion and amortization expense of $56 million in 2005 compared to $47 million in 2004. Other operating units’ depreciation, depletion and amortization expense was generally in line with that of the prior year.

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
In 2004, AngloGold Ashanti recorded an impairment of assets of $3 million relating mainly to goodwill held in its subsidiary,
Gold Avenue and mining assets and mineral rights in Australia.
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
Profit on sale of assets, loans and indirect taxes
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
Non-hedge derivative loss
A loss on non-hedge derivatives of $142 million was recorded in 2005 compared to a loss of $123 million in 2004 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes. Non-
hedge derivatives recorded for the year ended December 31, 2005 and 2004 included:
Year ended December 31,
2005                      2004
(in US Dollars, millions)
Gains on realized non-hedge derivatives
(148)
(58)
Loss on unrealized non-hedge derivatives
277
191
Interest rate swap
13
(10)
Net loss
142
123

Other operating costs and expenses
Other operating costs and expenses, consisting of provision for loss on future deliveries of other commodities and unrealized loss on other commodity physical borrowings increased from $8 million in 2004 to $9 million in 2005.
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
Taxation benefit
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
5B.
Liquidity and capital resources
Operating activities
2006
Net cash provided by operating activities was $770 million in 2006, 122 percent higher than the 2005 amount of
$347 million. The increase in net cash provided by operations over that achieved in 2005 is mainly due to the higher profitability achieved as a result of the increased average gold price in 2006, compared to that in 2005, partially offset by costs increases.
Net cash outflow from operating working capital items amounted to $32 million in 2006, compared with an outflow of
$13 million in 2005.
A detailed discussion of the movement in net income/loss is included in the comparison of 2006 with 2005 under
“Item 5A: Operating results”.

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
Net cash outflow from operating working capital items amounted to $13 million in 2005, compared with an outflow of
$7 million in 2004.
A detailed discussion of the movement in net income/loss is included in the comparison of 2005 with 2004 under
“Item 5A.: Operating results”.
Investing activities
2006
Investing activities in 2006 resulted in a net cash outflow of $611 million compared with a net cash outflow of $624 million in 2005. The major component of cash outflows was in additions to property, plants and equipment which included capital expenditure of $811 million, compared to $710 million in 2005, with the major capital projects at the Cuiba mine in Brazil, the Sunrise Dam and Boddington mines in Australia.
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
Financing activities
2006
Net cash generated in financing activities decreased by $81 million from an inflow of $200 million in 2005 to an inflow of
$119 million in 2006. During the year equity issues resulted in an inflow of $512 million, drawdown’s on existing facilities raised $158 million and during the year debt repayments totaled $552 million.
Dividends paid decreased from $169 million (56 US cents or 350 South African cents per share) in 2005 to $132 million
(39 US cents or 272 South African cents per share) in 2006. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.
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
AngloGold Ashanti’s cash and cash equivalents increased to $471 million at December 31, 2006 compared with
$196 million at December 31, 2005. In accordance with South African Reserve Bank regulations, cash generated by South
African operations is held in rands. At December 31, 2006, approximately 41 percent of AngloGold Ashanti’s cash and cash equivalents were held in US dollars, 41 percent were held in South African rands, 9 percent were held in Australian dollars and 9 percent were held in other currencies.
AngloGold Ashanti’s short-term debt decreased to $33 million at December 31, 2006 from $160 million at
December 31, 2005. The amount of short-term debt is the portion of long-term debt that falls due in 2007. Included in the short-term debt at December 31, 2006, was:
· the fixed semi-annual coupon of 2.375 percent payable on a US dollar-based convertible bond; and
· the fixed semi-annual coupon of 10.50 percent payable on a rand-based corporate bond.
AngloGold Ashanti’s long-term debt decreased to $1,472 million at December 31, 2006 compared with $1,779 million at
December 31, 2005. As at December 31, 2006, AngloGold Ashanti had the following attributable borrowings outstanding:
Unsecured loans:
·
$1,008 million is outstanding on the convertible bond (fixed semi-annual coupon of 2.375 percent per annum; the convertible bond is convertible into ADSs up to February 2009 and is US dollar-based);
·
$296 million is outstanding on the corporate bond (fixed semi-annual coupon of 10.5 percent per annum; the corporate bond is repayable on August 28, 2008 and is rand-based);
·
$181 million is repayable under the $700 million syndicated loan facility (interest charged at LIBOR plus 0.4 percent per annum; the loan is repayable in January 2008 and is US dollar-based);
·
A loan of $2 million from Bank Belgolaise (interest charged at LIBOR plus 1.5 percent per annum; the loan is repayable in 24 equal monthly installments commencing October 2005 and is US dollar-based); and
· Bank overdraft of $8 million bearing interest at variable rates and is Ghanaian cedi based.
Secured loans:
·
$8 million is repayable under the Senstar Capital Corporation loans (interest charged at an average rate of
6.77 percent per annum, the loans are repayable in monthly installments terminating in November 2009, are
US dollar-based and the equipment financed is used as security for these loans);

·
$2 million is repayable to Terex Africa for equipment financed (interest charged at an average rate of 9 percent per annum, the loan is repayable in January 2008 and is US dollar-based and the equipment financed is used as security for this loans).
As at December 31, 2006, AngloGold Ashanti’s total long-term debt, including the short-term portion maturing within 2007, was made up as follows:
$ (million)
Unsecured loans 1,495
Secured loans 10
Total 1,505
Less: Short-term maturities 33
Long-term debt
1,472
Debt repayments are scheduled as follows:
$ (million)
2007 33
2008 471
2009 1,001
Total
1,505
AngloGold Ashanti currently expects to repay debt maturing in 2007 from existing cash resources, cash generated by operations and other debt facilities, future debt facilities and debt instruments.
At December 31, 2006 the currencies in which the borrowings were denominated were as follows:
$ (million)
United States dollars 1,201
South African rands 296
Ghanaian cedi 8
Total
1,505
Repayments of short-term and long-term borrowings amounted to $134 million and $418 million, respectively, in 2006.
At December 31, 2006, AngloGold Ashanti had the following undrawn under its borrowing facilities:
$ (million)
Syndicated loan ($700 million) – US dollar
(1)
520
FirstRand Bank Limited – US dollar 50
ABSA Bank Limited – US Dollar 42
Nedbank Limited – US Dollar 2
Standard Bank of South Africa Limited – Rand 37
FirstRand Bank Limited – Rand 31
Nedbank Limited – Rand 7
ABSA Bank Limited – Rand 4
Commerzbank AG – Rand 3
ABN Amro Bank N.V. – Rand 1
Australia and New Zealand Banking Group Limited – Australian dollar 79
ABN Amro Bank N.V. – Euro 7
Total undrawn
783
(1)
Expires January 2008.

AngloGold Ashanti had no other committed lines of credit as of December 31, 2006.
Capital expenditure is expected to be around $1,070 million in 2007. AngloGold Ashanti intends to finance these capital expenditures and scheduled debt repayments in 2007 from cash on hand, cash flow from operations and existing credit facilities.
AngloGold Ashanti, through its executive, management and treasury committees, reviews its short-, medium- and long-
term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.
Cash and cash equivalents at December 31, 2006 amounted to $471 million, together with cash budgeted to be generated from operations in 2007 and the net incremental borrowing facilities available are, in management’s view, considered adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months.
Capital commitments and contingencies
The following significant capital commitments and contingencies are applicable to AngloGold Ashanti over the periods shown below:
·
Capital commitments and contingent liabilities of AngloGold Ashanti include total contracted capital expenditure of approximately $354 million and total authorized capital expenditure not yet contracted of approximately $731 million.
The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.
·
The Company is involved in a legal dispute regarding the responsibility for water pumping of the Margaret shaft which belongs to Stilfontein. Following an attempt by DRDGold Limited to liquidate its North West operations and avoid incurring pumping cost, the Company launched an urgent application against DRDGold Limited and government departments requesting the court to order the continued pumping of water at the Stilfontein Mines. The cessation of water pumping is likely to cause flooding in several of the Company’s Vaal River operations. The Department of
Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the costs of pumping at the Margaret Shaft. The three mining companies, Simmer and Jack Mines Limited, Harmony
Gold Mining Company Limited and AngloGold Ashanti Limited, are finalizing an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. The Company’s responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company. Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities, the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities.
·
The Company has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geologic formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
·
Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export namely, one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 to May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special
Regime Agreement (Termo de Acordo re Regime Especial – TARE). The Serra Grande operation is co-owned with
Kinross Gold Corporation. The Company’s attributable share of the first assessment is approximately $29 million. In
May 2006 MSG signed the TARE, which authorized the remittance of gold to the Company’s branch in Minas Gerais specifically for export purposes. In November 2006 the administrative council’s second chamber ruled in favor of
Serra Grande and fully canceled the tax liability related to the first period. The State of Goiás may still appeal to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately $18 million. The Company believes both assessments are in violation of federal legislation on sales taxes.
·  Morro Velho is involved in a dispute with tax authorities, as a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice to the amount of
   $5 million.
·  Mineração Serra Grande S.A. received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes of $6 million, on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company’s appeal against the assessment. The Company is now dismissing the case at the judicial sphere.
·  AngloGold Offshore Investments Limited, a wholly owned subsidiary of the Company, has guaranteed 50 percent
   ($40 million) of the Nufcor International Limited loan facility with FirstRand (Ireland) plc (formerly RMB International
   (Dublin) Limited). Nufcor International Limited is accounted for under the equity method.
·  The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($14 million). The suretyship agreements have a termination notice period of
   90 days. The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well-established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro Group. These bonds should enable the Company to recover the majority of the guaranteed amount. The Company receives a fee from the associate for providing the surety and has assessed the possibility of a claim for non-performance.
·  Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $49 million. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet their rehabilitation obligations. As at
   December 31, 2006 the carrying value of these obligations relating to AngloGold Ashanti USA amounted to
   $26 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation. There is no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.
·  The Company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1,000,000,000 2.375 percent convertible bonds due 2009. The Company’s obligations regarding the guarantee are direct, unconditional and unsubordinated.
·  A guarantee is provided for Syndicated loan facility amounting to $181 million. AngloGold Ashanti Limited, AngloGold
   Offshore Investments Limited and AngloGold American Investments Limited have guaranteed all payments and other obligations of the wholly-owned subsidiaries AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc.
   regarding the $700 million Syndicated loan facility.
·  The Company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold Ashanti USA Inc., AngloGold South America Limited and Cerro Vanguardia
   S.A. under their respective gold hedging agreements.
·  The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc have provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services
   Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2006 the marked-to-market valuation of the ATS hedge book was negative $1,047 million.
·  The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by Geita Management Company
   (GMC), of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the hedging agreements and the Bank has irrevocably recovered or received all sums payable to it under the Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the Hedging Agreements. At December 31, 2006 the marked-to-market valuation of the GMC hedge book was negative $290 million.

·
With operations in several countries on several continents, many of which are emerging markets, AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.
·
On March 23, 2006 the Company entered into a Registration Rights Agreement with Anglo South Africa Capital
(Proprietary) Limited (Anglo South Africa) under which the Company has agreed to file U.S. registration statements for Anglo South Africa’s offer and sale of shares it holds in the Company (each a Demand Registration) if Anglo South
Africa requests the Company to do so. The Company is required to use all reasonable efforts to file a Demand
Registration within 30 days after such a request and to keep it effective for 90 days unless the shares offered pursuant to it are sold earlier. Further, the Company may not offer, sell, allot or issue any shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, shares, whether pursuant to U.S.
registration or otherwise, for a 90-day period immediately following the first closing of an offering pursuant to a
Demand Registration or a shorter period as may be imposed by underwriters in the Demand Registration; except:
(i) in consideration for shares or assets of a company as part of a merger, acquisition, corporate reorganization or similar transaction, (ii) as required pursuant to the terms governing the 2.375 percent guaranteed convertible bonds due 2009, issued by AngloGold Ashanti Holdings plc and guaranteed by the Company, and (iii) in connection with any option, employee bonus, profit sharing, pension, retirement, incentive, savings or similar plan, agreement or award.
The Registration Rights Agreement may be terminated at any time by written consent by each of the parties thereto.
The Registration Rights Agreement shall terminate automatically on the first date on which Anglo South Africa is no longer an “affiliate” within the meaning of Rule 144 under the United States Securities Act of 1933, as amended.
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
$
Capital expenditure
(contracted and not yet contracted)
1,085
785
300
-
-
Guarantees
1,351
513
108
499
231
Standby letters of credit
-
-
-
-
-
Other commercial commitments
63
63
-
-
-
Line of credit
–
–
–
–
–
Total
2,499
1,361
408
499
231
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
$ (million)
Fair value of derivatives at January 1, 2006
(1,941)
Derivatives realized or otherwise settled during the year
152
Fair value of other new contracts entered into during the year
11
Change in fair value of derivatives during the year
(1)
(1,125)
Fair value of derivatives at December 31, 2006
(2,903)
(1)
Net losses on revaluation of derivatives.
The fair value of the on-balance sheet derivatives at December 31, 2006 included:
$ (million)
Derivatives – current assets
649
Derivatives – long term assets
6
Derivatives – current liabilities
(1,782)
Derivatives – long term liabilities
(397)
Derivatives – net liabilities
(1,524)
The difference between the fair value of all derivatives and the fair value of on-balance sheet derivatives represents the fair value of off-balance sheet derivatives totaling negative $1,379 million.
The maturity of the fair value of derivatives as at December 31, 2006 was as follows:
Fair value of derivatives at December 31
Source of fair value
(in millions)
Maturity
less than
1 year
$
Maturity
1 – 3 years
$
Maturity
4 – 5 years
$
Maturity
excess of
5 years
$
Total Fair
value
$
Prices
actively
quoted
–                     –                      –                      –                     –
Prices provided by other external sources
–
–
–
–
–
Prices based on models and other valuation methods
(1)
(1,486)                (324)                (919)                 (174)
(2,903)
(1)
Fair value is calculated using the Black-Scholes option formula and other formulae, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.
Sensitivity analysis
The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at
December 31, 2006 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):
Sensitivity analysis
Variables
Change in
Rate(+)
Change in
Fair value
(1)
Change in
Rate (-)
Change in
Fair value
(1)
Currency (R/$) 1 (16.50) 1 10.68
Currency (A$/$) 0.05 1.61 0.05 (1.70)
Gold price ($/oz) 10 (100.80) 10 99.10
US Interest Rate (percent) 0.1 (9.09) 0.1 9.11
ZAR Interest Rate (percent) 0.1 (0.17) 0.1 0.17
Aus Interest Rate (percent) 0.1 (0.09) 0.1 0.09
Gold Interest Rate (percent) 0.1 14.80 0.1 (14.89)
(1)
In $ million.

Related party transactions
During April 2006, AA plc reduced its shareholding in the Company to less than 50 percent interest held, as the result of the sale in a public offering, of some of its shares held in the Company. As at December 31, 2006 AA plc and its subsidiaries held an effective 41.67 percent (2005: 50.88 percent) interest in AngloGold Ashanti.
The Company had the following transactions with related parties during the years ended December 31, 2006 and 2005:
December 31, 2006
December 31, 2005
(in millions)
Purchases
(by)/from
related party
$
Amounts owed
to/(by) related
party
$
Purchases
(by)/from
related party
$
Amounts
owed to/(by)
related party
$
Related party transactions with significant shareholder AA plc
1
-                          5                      1
Related party transactions with subsidiaries of AA plc
(1)
Boart Longyear Limited – mining services
(2)
-
-                          5                       -
Mondi Limited – forestry 5
-                         16                      2
Scaw Metals – A division of Anglo Operations Limited – steel and
engineering                                                                                                         1
-                          6                       1
Haggie Steel Wire Rope Operations
(3)
1
-                          8                       1
Anglo Coal – a division of Anglo Operations Limited -
-                          1                        -
8
-                        41                        5
Related party transactions of equity accounted joint ventures
Societe d'Exploitation des Mines d'Or de Sadiola S.A.
(2) (1) - -
Societe d'Exploitation des Mines d'Or de Yatela S.A. (1) - - -
Societe des Mines de Morila S.A. (2) - (2) -
(1)
Transactions to April 2006.
(2)
AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005
.
(3)
Previously included in Scaw Metals – A division of Anglo Operations Limited
.
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
Since January 1, 2006, other than as described in the following two paragraphs, AngloGold Ashanti has not been, and as of the date of this annual report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest.
In connection with the relocation of Roberto Carvalho Silva, an executive director of the Company since 2005, to
Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the
Company. Mr. Carvalho Silva purchased the house from the Company’s subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in
60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January 28, 2005.
Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest. As at December 31, 2006, BRL728,580 ($340,458) of the purchase price remained to be paid to the Company’s subsidiary, with BRL657,717 ($341,352) remaining to be paid as at June 20, 2007. At present, the installment payments are up-to-date. Mr Carvalho Silva and the Company have agreed that the remaining balance of the purchase price of the house will be paid by Mr Carvalho Silva as soon as reasonably practicable and in any event no later than August 31, 2007.
A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The total amount paid by the Company’s subsidiary to this company in respect of such services during the years were: 2006: BRL903,465 ($414,433);
2004: BRL3,944 ($1,351); 2005: BRL311,923 ($127,837); and BRL634,023 ($329,055) has been paid to date in 2007. The

Company is currently reviewing its relationship with this service provider and the contracts under which such services are provided.
Recently adopted accounting policies and pending adoption of new accounting standards
AngloGold Ashanti’s accounting policies are described in note 4 to the consolidated financial statements “Significant accounting policies”. New accounting policies and recent pronouncements are described in note 4.27 to the consolidated financial statements “Recent pronouncements”.
Recent pronouncements
On July 13, 2006 the Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS109, “Accounting for Income Taxes”. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition and classification, recognition of interest and penalties, accounting in interim periods and disclosure rules relating to tax positions in the financial statements.
This interpretation is effective for fiscal years beginning after December 15, 2006, and the Company has adopted this interpretation in the first quarter of 2007. The Company is in the process of assessing the impact of adopting FIN 48 on the results of operations and financial position. The cumulative effect, if any, will be reported as an adjustment to the opening balance of retained earnings for the 2007 fiscal year.
On September 8, 2006, the FASB has issued FASB Staff Position (FSP) No. AUG AIR-1, "Accounting for Planned
Major Maintenance Activities" (“FSPAIR-1”). FSPAIR-1 eliminates the accrue-in-advance method of accounting for planned major maintenance activities from the AICPA Audit and Accounting Guide, Audits of Airlines and the
guidance is applicable to entities in all industries. As a result of the elimination of the accrue-in-advance method, the
Airline Guide currently permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-
in overhaul, and (3) deferral.
The effective date of FSPAIR-1 is an entity's first fiscal year beginning after December 15, 2006, with early adoption permitted so long as it is as of the beginning of the entity's fiscal year. The guidance in FSPAIR-1 should be applied retrospectively, unless it is impracticable to do so. FSPAIR-1 provides additional details on the subject of transition and the disclosures required upon adoption of the FSP. Of the three methods of accounting for planned major maintenance allowed by FSPAIR-1, the Company will adopt the built-in overhaul method from January 1, 2007. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated. The Company does not expect the adoption of this standard to have a material impact on its earnings and financial position.
On September 13, 2006, the SEC staff published Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of
Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”).
SAB 108 (SAB Topic 1.N) addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. In addition, SAB 108 offers a special “one-time” transition provision for correcting certain prior year misstatements that were uncorrected as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending after November 15, 2006. During 2006, the Company quantified and adjusted for certain errors previously considered not to be material. Refer to note 2 in the consolidated financial statements.

On September 15, 2006 the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value
Measurements” (“SFAS157”). SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.
SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS157 is effective for financial statements issued for fiscal years beginning after
November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing the guidance issued in SFAS157 and has not yet determined the impact of this on the financial statements.
On September 29, 2006 the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’
Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No.
87, 88, 106 and 132(R)” (“SFAS158”).
SFAS158 represents the completion of the first phase in the FASB's post-retirement benefits accounting project and requires an entity to:
·    recognize in its statement of financial position an asset for a defined benefit post-retirement plan's overfunded status or a liability for a plan's underfunded status;
·    measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year-end statement of financial position;
·
recognize as a component of accumulated other comprehensive income, net of tax, amounts accumulated at the date of adoption due to delayed recognition of actuarial gains and losses, prior service costs and credits, and transition assets and obligations; and
·
expand the disclosure requirements of SFAS132(R) to include disclosure of additional information in the notes to financial statements about certain effects on net periodic benefit cost in the next fiscal year that arise from delayed recognition of actuarial gains or losses, prior service costs or credits and unrecognized transition asset and obligations.
SFAS158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with post-retirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit post-retirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for public entities, and at the end of the fiscal year ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The adoption of the recognition and disclosure requirements of SFAS158 which are effective for fiscal years ending after
December 15, 2006, did not have a material impact on the Company’s earnings and financial position as the
Company changed its accounting policy during the second quarter of 2005, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan.
The Company is currently considering processes to meet the measurement requirements of SFAS158.
On February 15, 2007 the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value
Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115”
(“SFAS159”). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.
The fair value option permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option:
·
may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;
· is irrevocable (unless a new election date occurs); and
· is applied only to entire instruments and not to portions of instruments.
SFAS159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157, “Fair Value Measurements”. No entity is permitted to apply
SFAS159 retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The choice to adopt early should be made after issuance of SFAS159 but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption. SFAS159 permits application to eligible items existing at the effective date (or early adoption date). The Company is currently reviewing the guidance issued in SFAS159 and has not yet determined the impact of this on the financial statements.
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
Changes in ore reserve estimates could significantly affect these items. At least annually, AngloGold Ashanti reviews mining schedules, production levels and asset lives in AngloGold Ashanti’s life-of-mine planning for all of AngloGold
Ashanti’s operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis AngloGold Ashanti reviews its accounting estimates and adjusts depreciation, amortization, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on AngloGold Ashanti’s operating results.

Drilling and related costs
Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are exploration expenditures and are expensed as incurred.
Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programmes. Therefore prior to capitalizing such costs, management determines that the following conditions have been met:
a. There is a probable future benefit;
b. AngloGold Ashanti can obtain the benefit and control access to it; and
c. The transaction or event giving rise to it has already occurred.
We understand that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:
2004                   2005                   2006
Net income (US$ millions) 7 13 12
Earnings per share
(1)
(US$ cents) 3 5 5
Retained income – January 1 (US$ millions) 27 34 47
Retained income – December 31 (US$ millions) 34 47 59
(1)
Impact per basic and diluted earnings per common share.
Accounting for derivatives
The company accounts for derivative contracts in accordance with Statement of Financial Accounting Standards No. 133,
"Accounting for Derivative Instruments and Hedging Activities" ("SFAS133") as amended.
SFAS133 requires all contracts, which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion, which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.
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
Accounting for contingencies such as legal and income tax matters requires the use of judgments to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically, those events will occur a number of years into the future. AngloGold Ashanti assess such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events. Also, see “Taxation” discussed below.
Mining joint ventures
As described in note 4.2 to the consolidated financial statements interests in incorporated mining joint ventures in which
AngloGold Ashanti has joint control are accounted for by the equity method and are included in other long-term assets.
Impairment of long-lived assets
AngloGold Ashanti’s long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. Subsequent to January 1, 2002, goodwill is analyzed for impairment in accordance with SFAS142 as discussed below. In assessing, the potential impairment of its long-lived assets held for use AngloGold Ashanti must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset.
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

Taxation
AngloGold Ashanti follows the liability method of accounting for taxation whereby the company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Deferred tax is estimated at the future average anticipated taxation rates at which temporary differences are expected to reverse. Future average anticipated taxation rates are determined from revenue and expenditure outlined in life-of-mine business plans that are revised annually. When a deferred tax asset arises AngloGold Ashanti reviews the asset for recoverability and establishes a valuation allowance where AngloGold Ashanti determines it is more likely than not that such an asset will not be realized.
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
Provision
for environmental rehabilitation
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognizes management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes in Mineral Reserves could similarly affect the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.
Share-based payments
The group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the group’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.
Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
Pension plans and post-retirement medical aid obligations
The determination of AngloGold Ashanti’s obligation and expense for pension and provident funds, as well as post-
retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts.
These assumptions are described in note 28 to the consolidated financial statements “Employee benefit plans” and include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs and rates of increase in compensation costs. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.
The main assumptions for 2006 relating to the most significant defined benefit plan were the discount rate, the expected return on plan assets and the compensation and pension plan inflation rates. The discount rate was determined using the
South African bond yield rate (on the "benchmark" R153 bond) as a guide and adjusted for the taxation effects on pension plans.
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
·  Effects on results of operations
Company and plan participants’ contributions to the defined benefit funds are disclosed in note 28 to the consolidated financial statements “Employee benefit plans”. The total Company contributions to defined contribution plans for the years ended December 31, 2006, 2005 and 2004 amounted to $40 million, $31 million and $40 million, respectively.
·  Change in pension trends
The trend of the expected return on the plan assets is higher (3.55 percent) for the year ended December 31, 2006 when compared to 2005. Based on the 2005 estimated return of 10.14 percent on the defined benefit plan assets, the return for
2006 would amount to $23 million compared to the actual 2006 return of $62 million due to improved market conditions.
The long-term compensation and pension inflation increases estimated in 2005 at 5.0 percent and 4.05 percent respectively have increased for compensation increases to 5.5 percent and increased for pension increases to
4.28 percent respectively, which is in line with current economic indicators.
Sensitivity analysis
It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2006 valuation was a rate of 6 percent and the long-term salary inflation rate was 5.5 percent, which is in line with the actual average increases granted and the target Consumer Price Index indicated by the South African Reserve Bank. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $2 million.
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
Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, AngloGold Ashanti’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. For operations with long-term leach production cycles, variations in recovery estimates from new metallurgical data or production variances would be accounted for as an adjustment to the recoverable ounces and the average cost per recoverable ounce of gold on the leach pad. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded. Based on current mine plans, AngloGold Ashanti expects that current leaching operations will terminate at dates ranging from 2011 to 2020.

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at December 31, 2006, $46 million was classified as short term compared with $37 million as at December 31, 2005 as the
Company expects the related gold to be recovered within twelve months. The short term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. Based on data gathered and analyzed from heap leach pad drilling results, and other studies and analysis completed, short-term heap leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short term portion of materials on the leach pad as at
December 31, 2006. As at December 31, 2006, $149 million was classified as long term compared with $116 million as at
December 31, 2005.
Funding and treasury policies
For discussion on the funding and treasury policies of AngloGold Ashanti, See “Item 11.: Quantitative and qualitative disclosures about market risk – Gold price risk management activities”.
5C.
Research and development, patents and licenses, etc.
For a detailed discussion, see “Item 4B.: Business overview – Research and development”.
5D.
Trend information
Outlook. During the first quarter of 2007, AngloGold Ashanti produced 1.33 million ounces at an average cash costs of
$332 per ounce before the effects of change in accounting policy for deferred stripping. Gold production for the second quarter of 2007 is expected to be marginally higher at around 1.35 million ounces at a cash cost, before the effects of change in accounting policy for deferred stripping, broadly similar to that achieved during the first quarter of 2007.
For the full year 2007, AngloGold Ashanti is targeting gold production of around 5.7 million ounces at a cash cost of
$323 per ounce, before the effects of change in accounting policy for deferred stripping, based on the following exchange rates assumptions: $/R7.16, A$/$0.81, $/BRL2.00 and $/ARS3.11. AngloGold Ashanti’s ability to meet the full year’s production target could be impacted by, amongst other factors, siesmicity in South Africa, power shortages in Africa, lower grades at some of its mines and any setback in clearing the pit wall failure at Geita. AngloGold Ashanti is also subject to cost pressures and wage negotiations currently facing the mining industry which could adversely impact the cash costs for
2007.
Capital expenditure is expected to be around $1,070 million in 2007 (2006: $817 million).
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
Normal purchase and normal sales exempt contracts
A number of derivatives are used to manage gold price risks that arise out of the group’s core business activities. Gold pricing contracts that meet the SFAS138 exemption for Normal Purchase and Normal Sale do not appear on the balance sheet. These agreements are accounted for as sales contracts with the proceeds under the contract being recorded in earnings at the date of settlement by physical delivery. These off-balance sheet contracts are managed as part of
AngloGold Ashanti’s gold price risk management activities and at December 31, 2006 had a marked-to-market value of negative $1,379 million. All other derivatives are recognized on the balance sheet at fair value. See “Item 11.:
Quantitative and qualitative disclosures about market risk” and note 26 to the consolidated financial statements “Financial risk management activities”.

Future rehabilitation liability
The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See note 21 to the consolidated financial statements “Provision for environmental rehabilitation”.
5F.
Tabular disclosure of contractual obligations
As at December 31, 2006 AngloGold Ashanti had the following known contractual obligations:
Contractual Obligations
(7)
(in millions)
Total
$
Less
than
1 year
$
1-3 years
$
3-5 years
$
More than
5 years
$
Long-term debt obligations including interest
(1)
1,622
99
1,522
1
-
Capital lease obligations
11
3
8
-
-
Operating lease obligations
24
16
5
2
1
Purchase
obligations
- Contracted capital expenditure
(2)
354
330
24
-
-
- Other purchase obligations
(3)
464
274
130
19
41
Environmental rehabilitation costs
(4)
482
24
55
33
370
Derivatives
(5)
2,903
1,486
324
919
174
Pensions and other post retirement medical
obligations
(6)
176
12
24
26
114
Total
6,036
2,244
2,092
1,000
700
(1)
Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for come of the debt (Refer Note 20 of Item 18).
(2)
Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.
(3)
Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated include purchase obligations of equity accounted joint ventures.
(4)
Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see “Item 4D.: Property, plant and equipment – Sustainable development : Safety, Health, environment and social development”. Amounts stated include a total estimated liability of $17 million in respect of equity accounted joint ventures.
(5)
Estimated fair value of all derivatives. Also see “Item 5B.: Liquidity and capital resources – Derivatives accounted for at fair value”. Amounts stated
include derivatives of equity accounted joint ventures.
(6)
Represents payments for unfunded plans or plans with insufficient funding.
(7)
The Group is unable to determine the years, if any, that the resolution of its uncertain tax liabilities will result in a cash flow.

Item 6: Directors, senior management and employees
6A.
Directors and senior management
Directors
AngloGold Ashanti has a unitary board structure which, at the date of this report, comprises four executive directors and thirteen non-executive directors, two of whom are alternates. Certain information with respect to AngloGold Ashanti’s directors as at December 31, 2006 is set forth below:
Year
first
Name                                                  Age
Position
appointed
(1)
Robert (Bobby) M. Godsell
(2)
54 Executive director and chief executive officer 1989
(3)
Roberto Carvalho Silva 55 Executive director and chief operating officer - International 2005
(4)
Neville F. Nicolau 47 Executive director and chief operating officer - Africa 2005
(4)
Srinivasan Venkatakrishnan (Venkat) 41 Executive director, finance 2005
Russell P. Edey
(5)(6)
64 Independent non-executive director and chairman 1998
Thokoana J. (James) Motlatsi
(7)
55 Independent non-executive director and deputy chairman 1998
Frank B. Arisman
(5)
62 Independent non-executive director 1998
Reginald E. Bannerman 72 Independent non-executive director 2006
Elisabeth le R. Bradley
(5)
68 Independent non-executive director 1998
Colin B. Brayshaw
(5) (11)
71 Independent non-executive director 1997
(3)
Wiseman L. Nkuhlu
(5)
62 Independent non-executive director 2006
Samuel E. Jonah
(8) (10)
57 Non-executive director and president 2004
Réne Médori 49 Non-executive director 2005
Joseph H. Mensah 78 Non-executive director 2006
William (Bill) A. Nairn
(9)
62 Non-executive director 2001
Simon R. Thompson 47 Non-executive director 2004
Anthony (Tony) J. Trahar
(11)
57 Non-executive director 2000
Arthur H. (Harry) Calver 59 Alternate director 2001
Peter G. Whitcutt 41 Alternate director 2001
(1)
Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the board of directors must retire according to seniority or by lot but may be re-elected. At the annual general meeting held on May 5, 2006, Mr F B Arisman, Mrs E l e R Bradley, Mr R P Edey, Mr R M Godsell,
Dr T J Motlasi retired by rotation and were re-elected by the shareholders. Mr R Carvalho Silva, Mr N F Nicolau, Mr R Médori and
Mr S Venkatakrishnan retired as they were appointed after the April 29, 2005 annual general meeting and they were re-elected by the shareholders. At the annual general meeting held on May 4, 2007, Mr F B Arisman, Mr J H Mensah, Mr W A Nairn, Prof W L Nkuhlu, Mr S M Pityana and
Mr S R Thompson retired by rotation and were re-elected by the shareholders. Mr C B Brayshaw and Mr A J Trahar retired from board at the annual general meeting held on May 4, 2007.
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
(5)
Member of the audit and corporate governance committee.
(6)
Appointed as chairman with effect from May 1, 2002.
(7)
Appointed as deputy chairman with effect from May 1, 2002.
(8)
Appointed as an executive director in 2004 which appointment he relinquished in 2005, but retained his appointment as a non-executive director.
(9)
Appointed to board in January 2000, resigned from board and appointed as alternate in October 2000. Re-appointed to the board in May 2001.
(10)     Resigned from the board on February 12, 2007.
(11)    Retired from board at the annual general meeting held on May 4, 2007.
Executive directors
Mr RM Godsell (54) — BA, MA
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

Mr R Carvalho Silva (55) — BAcc, BCorp Admin
Chief Operating Officer – International
Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and chief executive officer of AngloGold South America in January 1999. He became executive officer, South America for AngloGold in 2000 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity.
Mr N F Nicolau (47) — B Tech (Min. Eng), MBA
Chief Operating Officer – Africa
Neville Nicolau was appointed the executive officer responsible for AngloGold’s South Africa region in November 2001 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity. He has 27 years of experience in the mining industry.
Mr S Venkatakrishnan (Venkat) (41) — BCom, ACA (ICAI)
Executive Director: Finance (Chief Financial Officer)
Venkat was the finance director of Ashanti Goldfields Company Limited from 2000 until the merger with AngloGold in 2004.
Prior to joining Ashanti, Venkat was a director in the Reorganization Services Division of Deloitte & Touche in London. He
was appointed to the board of AngloGold Ashanti in August 2005.
Non-executive directors
Mr RP Edey (64) — FCA
Chairman and independent non-executive director
Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In
May 2002, he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of NM Rothschild Corporate Finance and a director of a number of other companies.
Dr TJ Motlatsi (55) — Hon D Soc Sc (Lesotho)
Deputy Chairman and independent non-executive director
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell
Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers. He is chief executive officer of TEBA Limited.
Mr FB Arisman (62) — MSc (Finance)
Independent non-executive director
Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.
Mrs E le R Bradley (68) — BSc, MSc
Independent non-executive director
Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco
Investments Limited and Toyota South Africa (Pty) Limited, and a director of a number of other companies. She is deputy chairman of the South African Institute of International Affairs.
Mr CB Brayshaw (71) — CA (SA), FCA
Independent non-executive director
Colin Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of
Deloitte & Touche and is a non-executive director of a number of other companies including Anglo Platinum Limited and
Datatec Limited.
Dr SE Jonah KBE (57) — Hon D Sc (Exeter), MSc (Mineral Production Management)
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

Mr R Médori (49) — Doctorate Economics, Grad (Fin)
Réne Médori was appointed to the AngloGold Ashanti board in August 2005. He is the finance director of Anglo American plc.
Mr WA Nairn (62) — BSc (Mining Engineering)
Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.
Mr SR Thompson (47) — MA (Geology)
Simon Thompson is a director of Anglo American plc and chairman of the Base Metals Division, the Industrial Minerals
Division and the Exploration Division. Simon was appointed to the AngloGold Ashanti board in 2004.
Mr AJ Trahar (57) — BCom, CA (SA)
Tony Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.
The following appointments to the board were made during 2006 and subsequent to the filing of the previous annual report:
Mr Reginald E. Bannerman (72) — BSc, MSc, was appointed to the board of directors on February 10, 2006. He has been in law practice since 1958 and is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson
Attorneys in Ghana. He is a member of the General Legal Council of Ghana and a member of the board of the Valco Trust
Fund, a large privately run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, Reginald was
also formerly the mayor of Accra, the capital of Ghana.
Mrs C Carroll (50) — MBA (Harvard), MSc (Geology) (University of Kansas)
Cynthia Carroll was appointed Chief Executive Officer of Anglo American plc on March 1, 2007. Prior to this appointment, she spent the last 18 years in the aluminium industry of Alcan. Prior to joining Alcan, Cynthia spent six years in gas and oil exploration.
Mr Joseph H. Mensah (78) — BSc (Economics), MSc (Economics), was appointed to the board of directors on
August 4, 2006. He has extensive experience in international and local economic management. He is the Chairman of the
National Development Planning Commission in Ghana and a member of the Ghana Parliament representing the Sunyani constituency.
Professor Wiseman L. Nkuhlu (62) — BCom, CA (SA), MBA, was appointed to the board of directors on August 4, 2006.
He is a past national president of the South African Institute of Chartered Accountants and is a respected South African academic, professional and business leader.
Mr SM Pityana (47) — BA (Hons) (Essex), MSc (London), was appointed to the AngloGold Ashanti board on
February, 13 2007. He is the executive chairman of Izingwe Holdings (Proprietary) Limited and has occupied strategic roles in both the public and private sector, including the positions of director general of the national departments of Labor and Foreign Affairs. He was formally a senior executive of Nedbank and is currently a non-executive director of several companies including Bytes Technology Group (BTG), African Oxygen (Afrox), Munich Re and Aberdare Cables.
Alternate directors
Mr AH Calver (58) — BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)
Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is head of engineering at Anglo American plc.
Mr PG Whitcutt (40) — BCom (Hons), CA (SA), MBA
Peter Whitcutt who is head of finance at Anglo American plc, has been an alternate director since October 2001, first to
Tony Lea, and then to Réne Médori who replaced the former on the board of AngloGold Ashanti.
Mr P L Zim together with his alternate Mr D D Barber resigned from the board on August 4, 2006. Mr K H Williams retired from the board on May 6, 2006. Dr S Jonah resigned from the board on February 12, 2007.

In accordance with Article 86 of the articles of association of AngloGold Ashanti, not less than one-third of all directors must retire by rotation at every annual general meeting and all directors must retire by rotation at least once every three years and may be re-elected by shareholders.
At the annual general meeting held on May 4, 2007, Messrs F B Arisman, W A Nairn and S R Thompson retired by rotation and were re-elected by the shareholders. Mr C B Brayshaw and Mr A J Trahar retired from the board at the annual general meeting held on May 4, 2007. Mrs C Carroll was appointed a non-executive director, effective from May 5, 2007.
In addition, Mr J H Mensah, Prof W Nkuhlu and Mr S M Pityana who were appointed to the board subsequent to the annual general meeting held on May 5, 2006, retired at the annual general meeting held on May 4, 2007, and were re-elected by the shareholders. These retirements were in terms of Article 92 of the articles of association whereby all directors appointed to the board at any period after any annual general meeting, may only hold office until the next annual general meeting, at which time they may be re-elected by shareholders.
Executive committee
The board of directors of AngloGold Ashanti has delegated authority for overseeing the day-to-day management of the company’s affairs and for executing the decisions of the board to an executive committee. At the date of this report, the executive committee comprises the four executive directors as well as the executive officer: business development and the executive officer: marketing. The executive committee meets generally on a weekly or ad hoc basis under the chairmanship of the chief executive officer and is mandated to assist in reviewing operations and performance by the
AngloGold Ashanti group, developing strategy and policy proposals for consideration by the board of directors and implementing the directives of the board. Members of the executive committee at December 31, 2006, were:
Name                                                              Age
Position
Year
first
appointed
Robert (Bobby) M. Godsell 54 Executive director and chief executive officer 1989
Roberto Carvalho Silva 55 Chief operating officer – International 2004
Richard N. Duffy 43 Business development 2005
Neville F. Nicolau 47 Chief operating officer – Africa 2004
Thero Setiloane 47 Executive officer: marketing 2006
Srinivasan Venkatakrishnan (Venkat) 41 Chief financial officer 2004
For a description of the business experience and functions of the members of the executive committee, see “Executive officers” below.
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

Executive officers
The executive officers of AngloGold Ashanti at December 31, 2006 were:
Name                                                              Age
Position
Year
first
appointed
Charles E. Carter 44 Strategy and Investor relations 2005
David H. Diering 55 Business planning – Africa 2005
Richard N. Duffy 43 Business development 1998
Dawn Earp 45 Finance 2004
Don Ewigleben 53 Law, Safety, Health and Environment 2006
Benjamin W. Guenther 54 International technical 2004
Hester H. Hickey 53 Head of risk 2005
Robert L. Lazare 50 Africa - underground mining 2004
Steven J. Lenahan 51 Corporate affairs 1998
Mark P. Lynam 45 Treasury 2004
Fritz R.L. Neethling 54 Africa – open-pit mining 2005
Peter Rowe 57 Corporate Technical Group 2006
Yedwa Z. Simelane 41 Managing secretary 2004
Thero Setiloane 47 Marketing 2006
Nigel W. Unwin 54 Human resources and information technology 1999
Office of corporate administration
Lynda Eatwell
52 Company secretary 2006
The business experience and functions of the executive officers of AngloGold Ashanti are as follows.
Dr CE Carter— BA (Hons) (UCT), DPhil (Oxford), EDP (Northwestern University – Kellogg School of Management)
Strategy and Investor Relations
Charles Carter joined Anglo American in 1991 and moved to the Gold and Uranium Division in 1996. In May 2005, he was
appointed an executive officer, with responsibility for overseeing the company’s global investor relations programme.
Mr DH Diering — BSc (Mining Engineering), SAIMM, AMP
Business Planning – Africa
Dave Diering joined the Anglo American Gold and Uranium Division in 1975 and worked at several South African operations as well as for Zimbabwe Nickel Corporation until 2001, when he joined AngloGold as head of mining and mineral resources. In 2005 he was appointed an executive officer.
Mr RN Duffy — BCom, MBA
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
Ms D Earp — BCom, BAcc, CA (SA)
Finance
Dawn Earp joined AngloGold in July 2000 from Anglo American, where she was vice president, central finance. She was appointed to the position of executive officer in May 2004.

Mr D C Ewigleben — BSc, DJur
Law, Safety, Health and Environment
Don Ewigleben joined the group in 2000 as vice president, general counsel and corporate secretary of AngloGold Ashanti’s
North American operations. In 2003 he was promoted to the position of president and chief administrative officer for North
America, a position which was changed in 2005 to chief executive officer. Prior to joining the group, he served in various executive positions for Echo Bay Mines (Canada) and AMAX Gold (US). He also held legal, safety and environmental positions with AMAX Coal Industries (US). He was appointed executive officer – law, safety, health and environment on
January 1, 2006.
Mr BW Guenther — BS Mining Engineering
International Technical
Ben Guenther joined AngloGold as senior vice-president and general manager of Jerritt Canyon mine in Nevada, USA and in 2000 he was seconded to AngloGold’s Corporate Office in Johannesburg as head of mining. In 2001, he assumed some responsibilities for safety and health, as well as heading up the corporate technical group. He was appointed an executive officer in May 2004 and was appointed to his current position in December 2005.
Ms HH Hickey — BCompt (Hons), CA (SA)
Head of Risk
Hester Hickey joined AngloGold in 1999 as group internal audit manager and was appointed an executive officer in
November 2005.
Mr RL Lazare — BA HED (University of Free State), DPLR (UNISA), SMP (Henley Management College)
Africa – Underground Mining
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982 where he worked in a variety of management posts until 1999 when he was appointed general manager of TauTona mine. In December 2004 he was appointed an executive officer with responsibility for South African operations. He took up his current position in July 2005.
Mr SJ Lenahan — BSoc Sc, MSc
Corporate Affairs
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed an executive officer in 1998, responsible for investor relations and assumed responsibility for corporate affairs in early 2001.
Mr MP Lynam — BEng (Mech)
Treasury
Mark Lynam joined the Anglo American group in 1983 and has been involved in hedging and treasury since 1990. In 1998, he joined AngloGold as treasurer and was appointed an executive officer in May 2004.
Mr F R L Neethling — B.Sc., B.Ing (Mech), Pr. Eng
Executive Officer – Africa: Open Pit Mining
Fritz Neethling started his career in the mining industry with Iscor in 1976. He joined De Beers in 1980 and the
Anglo American Gold Division in 1992. He was appointed as general manager of the Ergo operation in 1999 and as an executive officer in July 2005.
Mr P W Rowe — BSc (Chem. Eng)
Corporate Technical Group
Peter Rowe joined AngloGold Ashanti in June 2004 as head of AngloGold Ashanti Australia. Following 20 years with Anglo
American and De Beers, he moved to Australia in the early 1990s where he held a number of senior managerial positions including project director of the Fimiston expansion, general manager of the Boddington Gold Mine and managing director and CEO of Bulong Nickel. He was appointed executive officer – corporate technical group on January 1, 2006.
Mr T M L Setiloane — FAE, BSc (Mech.Eng)
Marketing
Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he was an executive director. He is the chairman of Rand Refinery. He was appointed an executive officer and a member of the executive committee on
February 24, 2006.

Ms YZ Simelane — BA LLB, FILPA, MAP
Managing Secretary
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers’ Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004.
Mr NW Unwin — BA
Human Resources and Information Technology
Nigel Unwin has had many years of experience in the field of human resources. He has been an executive officer since
1999.
Daniel Owiredu, former deputy chief operating officer – Africa, was an executive officer until September 1, 2006, when he resigned from the company.
Dawn Earp, former Executive Officer – Finance, has resigned from the company with effect from March 1, 2007.
Office of corporate administration
Ms L Eatwell - FCIS
Lynda Eatwell joined AngloGold Ashanti in August 2000 as an Assistant Company Secretary. She was appointed company secretary of AngloGold Ashanti in December 2006 following the retirement of Chris Bull. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which
AngloGold Ashanti is listed.
Competent persons
The schedule below presents the details of those persons who manage AngloGold Ashanti’s Ore Reserves and Mineral
Resources:
Name Age
Position
Year
first
appointed
Carl E Brechtel 56 Manager - underground mining – Australia Region 2001
Vaughan A. Chamberlain 44 Manager - mineral resources and mine geology 1998
Michael (Mike) F. O’Brien 49 Manager – evaluation 1999
Eric Roth 40 Head of exploration - greenfields 2005
Jurgens van Zyl Visser 52 Manager - survey and planning – Africa Underground region 2001
David (Dave) L. Worrall 56 Manager - surface mining 1999
The information in this report that relates to exploration results, Mineral Resources or Ore Reserves is based on information compiled by the competent persons listed below. They are either members of the Australian Institute of Mining and Metallurgy (AusIMM) or recognized overseas professional organizations. They are all full-time employees of the company.
The competent person for AngloGold Ashanti Exploration is:
E Roth — PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM
Eric has 16 years experience in mineral exploration and project evaluation, and holds a Bachelor of Science (Honors)
degree in Geology and Ph.D in Economic Geology from the University of Western Australia. Eric joined AngloGold in 2002 as Project Manager – Peru, subsequently holding the positions of Senior Evaluations Geologist – South America (2003 to
November 2005) and Head of Exploration – Greenfields from December 2005.
The following competent persons take responsibility for the reporting of AngloGold Ashanti’s Mineral Resources, as defined under JORC 2004:
VA Chamberlain — MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM
Vaughan has 21 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of
Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with
Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined
AngloGold in 1998 and currently holds the position of manager: mineral resources and mine geology.

MF O’Brien — MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM
Mike has 27 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal, a
Masters degree in engineering from the University of Witwatersrand and a Diploma in Datametrics from UNISA. He joined
Anglo American Corporation in 1981 as a geologist at Vaal Reefs Mine and AngloGold in 1999 as manager: evaluation in the Corporate Technical Group, the position he currently holds.
The following competent persons take responsibility for the reporting of AngloGold Ashanti’s Ore Reserves:
CE Brechtel — MSc (Mining Engineering), BSc (Geological Engineering), MAusIMM, MSME
Carl has 31 years experience and holds a Bachelor of Science degree in Geological Engineering and a Master of Science degree in Mining Engineering from the University of Utah, USA. After spending 6 years at AngloGold Ashanti’s Jerritt
Canyon operations, he was appointed Manager of Underground Mining of the Corporate Technical Group (CTG) providing technical support and corporate governance to international mining operations outside of the South Africa Region. He is currently manager mining for AngloGold Ashanti Australia. He is a registered Professional Mining Engineer in the states of
Colorado and Nevada, USA.
DL Worrall — ACSM, MAusIMM
Dave has 26 years experience and is an Associate of the Camborne School of Mines in Cornwall, England. He joined
Anglo American Corporation in 1981 as a senior mine planning engineer in the technical director’s office and AngloGold in
1999 as manager, surface mining in the corporate office, the position he currently holds.
J van Zyl Visser — MSc (Mining Engineering), BSc (Mineral Resource Management), PLATO
Jurgens has 20 years experience and holds a Bachelor of Science degree in Mineral Resource Management and a Master of Science degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo
American Corporation in 1975 as a surveyor at President Steyn Mine. He joined AngloGold in 1998 as a divisional valuator and in 1999 was appointed as manager survey and planning – Africa underground region.
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
•     ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place; and
•     ensure that regional management is competitively rewarded within a global remuneration policy, which recognizes both local and global market practice.
This policy and its application are reviewed at least annually by the Remuneration Committee. See “Item 6C.: Board practices – Remuneration Committee”.
Compensation of executive directors
In particular the Remuneration Committee is responsible for:
•     the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short and long-term incentives, pensions, and other benefits; and
•     the design and operation of the company’s executive share option and other incentive schemes.
The performances of the executive directors are considered relative to the prevailing business climate and market conditions as well as annual evaluations to assess the level of achievement of key predetermined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. Executive directors have elected to receive no remuneration as directors of the company.
The fees of non-executive directors are fixed by shareholders at the annual general meeting, and other than the fees they receive for their participation on board committees and an allowance for traveling internationally to attend board meetings, non-executive directors receive no further payments from the company.
The following principles are applied in determining executive remuneration:
1.     Annual remuneration is a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50 percent of annual remuneration.
2.     Salary is set at the median for the relevant competitive markets.
3.     All incentive plans should align performance targets with shareholder interests.
Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)
Shareholders approved the introduction of two new schemes to replace the old share incentive scheme at the annual general meeting held on April 29, 2005. The purpose of both schemes is to align the interests of shareholders and the efforts of executives and managers.
To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid in part in cash and part in rights to acquire shares.
The LTIP allows for the granting of rights to acquire shares, based on the achievements of stretched company performance targets over a three-year period.
These targets are based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to consistently outperform its gold company peers. Additionally, strategic business objectives will also need to be met.

Executive director remuneration currently comprises the following elements:
1.    Basic salary, which is subject to annual review by the Remuneration Committee and is set at the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in accordance with their own performance, experience, responsibility and company performance.
2.    Annual bonus, which is determined by the achievement of a set of stretching company and individual performance targets. The company targets include earnings per share, cost control and global production. The weighting of the respective contribution of company and individual targets is 70 percent for company and 30 percent for individual.
Failure to achieve safety improvement targets results in the reduction of bonuses for executive directors and executive officers. Fifty percent of the bonus is paid in cash and 50 percent in awarding of rights to acquire shares. The awards have a three-year vesting period.
3.    LTIP: Executive directors are granted the right to acquire share of value equivalent to their annual salaries, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to consistently outperform its gold company peers.
Additionally, strategic business objectives will also need to be met. The first tranche of LTIP awards was made to executive directors in 2005. See “Item 6E.: Share ownership” for more information on the Long-Term Incentive Plan.
4.    Pensions: All executive directors who are South African citizens, are members of the AngloGold Ashanti Pension
Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2 percent of final salary per year of service. All executive directors who are not South African citizens have other retirement benefit plans, to which the company contributes to such plans, to the level required by local practice. Death and disability cover reflects best practice among comparable employers in South Africa.
5.    Other benefits: Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.
Directors’ service contracts
Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Bobby Godsell, as chief executive officer, is 12 months, and for the other three executive directors, nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control of the company. Compensation in these circumstances is pegged at twice the notice period.
Compensation of executive management
AngloGold Ashanti’s executive management comprises its executive directors and executive officers. Under the Listings
Requirements of the JSE, AngloGold Ashanti is required to disclose compensation paid to its executive directors on an individual basis while compensation paid to its executive officers is disclosed in aggregate.

The following table presents the compensation paid by AngloGold Ashanti to executive management during 2006 and
2005. Executive directors have elected not to receive payment of directors’ fees, committee fees and travel allowances.
All figures in $000
(1)
Salary
Performance
related
payments
(3)
Pension
scheme
contri-
butions
Other
benefits
(4)
Leave
encash-
ment
(5)
Sub-
total
Pre-tax
gain on
share
options
exercised
(6)
Total
Executive directors’ compensation – 2006
R M Godsell
(chief executive officer)
936 354 138 9 -
1,437
324
1,762
R Carvalho Silva 762 172 308 7 64
1,314
-
1,314
N F Nicolau 545 172 83 4 21
825
510
1,335
S Venkatakrishnan 561 172 95 - -
829
-
829
K H Williams (until May 6, 2006)
(2
175 - 26 13 -
214
-
214
Total                                                                 2,979
870
650
33
85
4,619
834
5,454
Executive officers’ compensation – 2006
Representing 16 executive officers
(2)
4,344
983
474
210
39         6,050
1,102
7,152
Total executive directors’ and executive
officers’ compensation – 2006
7,323
1,853
1,124
243
124     10,669
1,936
12,606
Executive directors’ compensation – 2005
R M Godsell
(chief executive officer)
925 294 135 4 97
1,455
563
2,018
J G Best (to July 31, 2005) 285 - 42 26 -
353
273
626
R Carvalho Silva (from May 1, 2005) 478 146 94 19 -
737
-
737
D L Hodgson (to April 30, 2005) 163 - 24 1 -
188
124
312
S E Jonah (to July 31,2005) 426 - 55 - 93
574
-
574
N F Nicolau (from May 1, 2005) 346 146 51 3 2
548
-
548
S Venkatakrishnan (from August 1, 2005)
(5)(6)
252 164 29 - -
445
-
445
K H Williams 506 149 75 4 339
1,073
91
1,164
Total                                                                 3,381
899
505
57
531
5,373
1,051
6,424
Executive officers’ compensation – 2005
Representing 18 executive officers
3,932
724
552
139
415          5,762
224
5,986
Total executive directors’ and executive
officers’ compensation – 2005
7,313
1,623
1,057
196
946
11,135
1,275
12,410
NB: Rounding may result in computational differences
(1)
When directors’ compensation is in South African rands, for the purpose of this annual report, the rand values have been converted to US dollars using the following yearly average rate of exchange: 2006: $1 = R6.7706 and 2005: $1 = R6.4368.
(2)
Salaries are disclosed only for the period from or to which, office is held.
(3)
In order to more accurately disclose remuneration received/receivable by executive directors and executive officers, the tables above include the performance related payments calculated on the year’s financial results.
(4)
Includes health care, personal travel and relocation expenses.
(5)
In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued were compulsorily encashed.
(6)
On exercising the options granted in terms of the AngloGold share incentive scheme, Messrs Godsell and Nicolau applied proceeds from the sale of the shares to acquire 3,833 and 2,900 AngloGold Ashanti shares, respectively.

Compensation of non-executive directors
Non-executive directors receive no compensation from AngloGold Ashanti other than their fees which are determined by shareholders in general meeting.
No benefits in kind were granted to the non-executive directors during 2006 and 2005.
There are no contracts of service between the non-executive directors and the company or any of its subsidiaries. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years.
The following table presents the compensation paid by AngloGold Ashanti to each non-executive director during 2006 and
2005.
2006 2005
All figures in $000
(1)
Directors'
fees
(3)
Committee
fees
Travel
allowance
(4)
Total
Directors'
fees
(3)
Committee
fees
Travel
allowance
(4)
Total
R P Edey (chairman)
130
24
16
170
131
31
16
178
Dr T J Motlatsi (deputy chairman)
44
19
-
63
47
25
-
72
F B Arisman
16
21
16
53
16
27
12
55
R E Bannerman
14
4
8
26
-
-
-
-
E le R Bradley
16
22
-
38
17
30
-
47
C B Brayshaw
(5)
16
18
-
34
17
24
-
41
S E Jonah (president)
(6)
(from August 1, 2005)
23
18
-
41
7
7
-
14
A W Lea (to July 31, 2005)
-
-
-
-
9
4
8
21
R Médori (from August 1, 2005)
16
-
-
16
7
3
-
10
J H Mensah (from August 4, 2006)
7
-
4
11
-
-
-
-
W A Nairn
16
19
-
35
17
20
-
37
W L Nkuhlu
7
4
-
11
-
-
-
-
S R Thompson
16
12
-
28
16
13
16
45
A J Trahar
16
6
-
22
17
13
-
30
P L Zim (from April 30, 2004)
12
9
-
21
17
13
-
30
Total – non-executive directors
349
176
44
569
318
210
52
580
Alternates
A H Calver
-
-
-
-
-
-
-
-
P G Whitcutt
(7)
-
5
-
5
-
-
-
-
Total alternate directors
-
-
-
-
-
-
-
-
Grand total
349
181
44
574
318
210
52
580
NB: Rounding may result in computational differences
(1)
Where directors' compensation is in South African rands, for the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2006: S1 = R6.7706 and 2005: $1 = R6.4368.
(2)
Salaries are disclosed only for the period from or to which, office is held.
(3)
At the annual general meeting of shareholders held on April 29, 2004, shareholders approved an increase in directors fees with effect from
May 1 2004. Shareholders approved an increase to directors fees at the annual general meeting of shareholders held on May 4, 2007.
Fees payable in 2005 and 2006
Approved fees for 2007
Chairman
$130,000 per annum
$150,000 per annum
Deputy chairman and president
R300,000 per annum
R360,000 per annum*
South African resident members
R110,000 per annum
R135,000 per annum
Non-resident members
$16,000 per annum
$25,000 per annum
*this figure applies to the position of deputy chairman only as the position of president is no longer filled.
(4)
A payment of a travel allowance of $4,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.
(5)
In addition, Mr Brayshaw was paid a fee of $2,659 (R18,000) (2005: $2,827 - R18,000) by AGRe Insurance Company Limited, a wholly-owned subsidiary, as chairman of its audit committee.
(6)
Dr Jonah resigned as an executive director with effect 31 July 2005, but remained a non-executive director. Dr Jonah resigned from the board with effect from 12 February 2007.
(7)
Member of the investment committee.

6C. Board practices
The board of directors
AngloGold Ashanti board comprises a unitary board structure of currently 16 directors who assume complete responsibility for the activities of the company, including the total risk management framework of the company. The board has a written charter that governs its powers, functions and responsibilities. The board contains the mix of skills, experience and knowledge required of a multinational gold company.
Directors’ retirement follows a staggered process with one-third of the directors retiring every three years at the annual general meeting (AGM). The curriculum vitae of those directors standing for re-election is placed before shareholders at the AGM to help inform the process of re-election. The board is authorized by the company’s articles of association to appoint new directors, provided such appointees retire at the next AGM and stand for election by shareholders.
Appointments to the Board are dealt with by the Board as a whole and nominations are submitted by the Nominations
Committee for consideration.
The executive directors are appointed by the board to oversee the day-to-day running of the company through effective supervision of management. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre-determined criteria as well as the performance of their respective business units.
Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company or any of its subsidiaries that are terminable at periods of notice exceeding one year and requiring the payment of compensation. See “Item 6B.: Compensation – Executive Directors’ Service Contracts”.
Non-executive directors do not hold service contracts with the company.
Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play through representation on key committees such as the Audit and Corporate Governance, Nominations, Political Donations
and Remuneration committees, together with their caliber, experience and standing within the community, ensures that the company’s interests are served by impartial views that are separate of management and shareholders.
In April 2006, Anglo American plc sold approximately 9 percent of its shareholding in AngloGold Ashanti, thereby reducing its shareholding to below 50 percent. As a result AngloGold Ashanti is no longer regarded as a controlled company in terms of the NYSE rules applicable to AngloGold Ashanti. AngloGold Ashanti, however, remains exempt from the requirement that it should have a majority of its board as independent directors, since as a foreign private issuer listed on the NYSE it is permitted to follow home rules in lieu of the provisions in the Corporate Governance Standards contained in the NYSE Listings Manual. The JSE, on which exchange the company has its primary listing, does not require a majority independent board. Nevertheless, there are a majority of independent directors on the board of AngloGold Ashanti. In addition, although the NYSE rules require the nominations and remuneration committees to comprise only independent directors, foreign private issuers are permitted to follow home country rules in this regard. AngloGold Ashanti complies with the relevant JSE Listing Requirements, that require the nominations and remuneration committees to comprise non-
executive directors, the majority of whom should be independent.
In terms of board policy, a director will qualify as being independent provided AngloGold Ashanti has not, over the preceding year, done business in excess of $10 million or 5 percent of the company’s treasury business with the employer of that director. Furthermore, in compliance with JSE Listings Requirements, an independent director must not be a representative of a shareholder who has the ability to control or materially influence management and/or the board; not have been employed by the company or be the spouse of a person employed by the company in an executive role in the past three years; not have been an advisor to the company other than in the capacity as a director of the company; not be a material supplier, customer or have a material contractual relationship with the company; and be free of any relationship that could be seen to materially interfere with their independence. The independent directors on the board of AngloGold
Ashanti during 2006 complied with these requirements and the board determined that such directors have no material relationship with AngloGold Ashanti.
The board, its committees and the directors, all completed an evaluation process to review their effectiveness. The chairman of each committee and the chairman of the board led the process of evaluation of the committees and the board respectively. Both the managing secretary and the company secretary played a critical role in this process.

The evaluation of each non-executive director’s performance was led by the board chairman, while the assessment of the board chairman’s performance was led by the deputy chairman of the board. The evaluation of the performance of executive directors is performed by the Remuneration Committee. For full details, see “Remuneration Committee” below.
A managing secretary and company secretary have been appointed to assist the board in its deliberations, informing members of their legal duties and ensuring, together with the executive directors and senior management that its resolutions are carried out. Together with the investor relations department, the company secretarial function also provides a direct communications link with investors and liaises with the company’s share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, furthermore, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The managing secretary and company secretary are responsible for compliance with all the statutory requirements in regard to the administration of the Share Incentive Scheme. The managing secretary and company secretary ensure that minutes of all meetings of the shareholders, board and board committees are properly recorded in accordance with the South African
Companies Act of 1973. The company secretarial and compliance functions also play a crucial role in the induction of new directors.
The compliance function has been established to assist the board and the management to determine their statutory duties, ensure legal compliance and advise on issues of corporate governance.
All members of the board have access to management and the records of the company, as well as to external professional advisors should the need arise.
The board meets at least on a quarterly basis to discuss and review issues of strategy, planning, operational and financial performance, acquisitions and disposals, major capital expenditure, stakeholder communications and other material issues reserved for its decision. Further meetings are held as and when required. Eight board meetings took place during the course of 2006. All directors or their designated alternates attended the board meetings during their tenure except for
Mr Médori who was unable to attend five meetings, Mr Thompson and Dr Jonah who were unable to attend four,
Messrs Arisman and Bannerman and Dr Motlatsi who were unable to attend three and Messrs Brayshaw, Edey, Nairn,
Trahar and Prof Nkuhlu who were unable to attend two. The non-executive directors met during the year in the absence of executive directors and management and under the stewardship of the independent chairman of the board.
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
•    The directors are entitled to remuneration as determined by AngloGold Ashanti shareholders, by ordinary resolution in a general meeting; and
•    The directors may, from time to time, borrow or raise sums of money for the purposes of AngloGold Ashanti.
Board Committees
To facilitate the activities and deliberations of the board, the board has established a number of committees, comprising members of the board, with written terms of reference governing the powers, functions and activities of each committee. A description of each committee is provided below.
Members of the board committees have access to management and the records of the company, as well as to external professional advisors should the need arise.

The Audit and Corporate Governance Committee
The Audit and Corporate Governance Committee, inclusive of its chairman, comprises five independent non-executive directors as recommended by the JSE Listings Requirements and the Sarbanes-Oxley Act. The Sarbanes-Oxley Act
requires the board to identify a financial expert from its ranks. The board resolved that Mr Brayshaw, chairman of the committee, and Prof Nkuhlu, the deputy chairman of the committee, were the board’s financial experts. Following
Mr Brayshaw’s retirement from the board on May 4, 2007, Prof Nkuhlu has become the chairman of the committee and is the sole financial expert.
All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.
In relation to independent directors’ membership of the committee, AngloGold Ashanti deviates from the guidelines of the
King Code but complies with the requirements of the Sarbanes-Oxley Act as the chief executive officer is not a member of the committee but, if required, may attend by invitation from the chairman of the committee. In addition, AngloGold Ashanti deviates from the guidelines of the King Code in that the board chairman is a member of the committee. The board considers that the board chairman possesses invaluable experience and knowledge warranting his membership of the committee.
The group internal audit manager has unrestricted access to the chief executive officer and chief financial officer, the board chairman and the chairman of the committee, and is invited to attend and report on his department’s activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with his caliber, experience and integrity, enables him to discharge his duties as required by law and in fulfillment of his obligations to the company. The function, duties and powers of the internal audit function, for which the group internal audit manager is responsible, are governed by a formal internal audit charter that has been approved by the committee. In addition, the group internal audit manager meets with committee members in the absence of management.
The committee meets regularly with the external audit partner, the group’s internal audit manager and the group senior financial manager, to review the audit plans of the internal and external auditors, to ascertain the scope of the audits and to review the half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
The committee is furthermore, responsible for:
·
the appointment and dismissal of the external auditors; determining and approving external auditors’ fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors, and pre-approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee;
·    overseeing the internal audit function; receiving regular report back from the group internal audit manager;
appointment and dismissal of the group internal audit manager;
· assessing and reviewing the company’s risk management framework; and
· monitoring the group’s corporate governance practices in relation to regulatory requirements and guidelines.
The external auditors also meet with the committee members in the absence of management, the chief executive officer and chief financial officer.
Members of the committee are:
· Colin Brayshaw (chairman);
· Prof Wiseman Nkuhlu (deputy chairman);
·     Frank Arisman;
·     Elisabeth Bradley; and
·     Russell Edey.

The committee met on eight occasions during 2006. All members of the committee attended each of the committee meetings, except for Mr Edey who could not attend one meeting. In addition, three meetings of the Audit and Corporate
Governance sub-committee were held.
The NYSE rules require that the board determine whether a member of the committee’s simultaneous service on more than three public companies’ audit committees impairs the ability of such a member to effectively serve on a listed company’s audit committee. Mr Brayshaw, the chairman of the committee, is a member of nine (2005: eight) other public companies’ audit committees and is chairman of five (2005: four). Mrs Bradley is a member of three (2005: three) other public companies’ audit committees and is the chairman of one (2005: one). Mr Brayshaw is a retired managing partner and chairman of Deloitte & Touche, while Mrs Bradley, who is semi-retired, has considerable financial and accounting experience. The board is confident that the experience, caliber and integrity of both Mr Brayshaw and Mrs Bradley, together with their regular attendance and active contribution at meetings of the committee, demonstrate their commitment to the company’s affairs and particularly to the deliberations of the committee. The simultaneous service on other audit committees by Mr Brayshaw and Mrs Bradley has not impaired their ability to diligently execute their responsibilities to the committee, the board or the company.
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
Members of the committee are:
·   Dr James Motlatsi (chairman);
·   Frank Arisman;
·    Roberto Carvalho Silva;
·    Bobby Godsell;
·    Bill Nairn; and
·    Neville Nicolau.
Lazarus Zim resigned from the committee on his resignation from the board on August 4, 2006.
The committee met on four occasions during 2006. All members of the committee attended each meeting except for
Mr Zim who was unable to attend two meetings and Dr Motlatsi and Messrs Nicolau, Nairn and Carvalho Silva who were unable to attend one meeting each.
The Executive Committee
The committee is responsible for overseeing the day-to-day management of the company’s affairs and for executing the decisions of the board. For details of the composition of the committee see “Item 6A.: Directors and senior management –
Executive committee”.
The Management Committee, responsible for overseeing the operational performance of the company, is a subcommittee of the Executive Committee – see Other committees.
The Investment Committee
The committee is responsible for overseeing and reviewing strategic investments of the company.
Members of the committee are:
·   Russell Edey (chairman);
·   Elisabeth Bradley;
·   RobertoCarvalhoSilva;
·   Dr Sam Jonah;
·    Bill Nairn;
·    Neville Nicolau;
·   Simon Thompson;
·   Srinivasan Venkatakrishnan; and
·   Peter Whitcutt.

Kelvin Williams resigned from the committee on retirement from the board on May 6, 2006. Roberto Carvalho Silva and
Neville Nicolau were appointed to the committee on July 27, 2006.
The committee met on two occasions during 2006. All members attended meetings of the committee except Mr Thompson who was unable to attend two meetings and Dr Jonah and Mr Nairn who were unable to attend one meeting each.
The Market Development Committee
The committee has been established to extend the influence of AngloGold Ashanti as a major global gold company, in the development of a broader gold business, both nationally and internationally.
Members of the committee are:
·   Elisabeth Bradley (chairman);
·   Frank Arisman;
·   Roberto Carvalho Silva;
·   Bobby Godsell;
·   Dr Sam Jonah; and
·    Dr James Motlatsi.
Kelvin Williams resigned from the committee on retirement from the board on May 6, 2006 and Lazarus Zim resigned from the committee on his resignation from the board on August 4, 2006.
The committee met on two occasions during 2006. All members attended meetings of the committee except for Dr Jonah who was unable to attend two meetings and Dr Motlatsi and Mr Zim who were unable to attend one meeting each.
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
Members of the committee are:
·   Russell Edey (chairman);
·    Frank Arisman;
·   Reginald Bannerman;
·   Elisabeth Bradley;
·   Colin Brayshaw;
·   James Motlatsi; and
·   Tony Trahar.
Reginald Bannerman was appointed on the committee on May 5, 2006.
The committee met on one occasion during 2006. All members attended meetings of the committee except for Dr Motlatsi who was unable to attend the meeting.
The Political Donations Committee
The membership of the Political Donations Committee comprises three independent non-executive directors, and is chaired by the deputy chairman of the board. The committee determines the funding of political parties in South Africa in accordance with a formal policy adopted by the board on April 29, 2003, that sets the guiding principles for funding.
Members of the committee are:
·   Dr James Motlatsi (chairman);
·    Elisabeth Bradley; and
·    Colin Brayshaw.
The group’s strategy on political funding is under review, and consequently, the committee did not meet in 2005 or in 2006.
The committee did not meet in 2004, as a decision on funding for both 2003 and 2004 was made in December 2003.

The Remuneration Committee
The Remuneration Committee is responsible for evaluating the performance of the executive directors and executive officers, and setting appropriate remuneration for such officers of the company. See “Item 6B.: Compensation” for full details of the company’s remuneration philosophy, the committee’s deliberations during 2006, the remuneration payments for all directors and information on the share incentive scheme.
For 2006, members of the committee comprised the following non-executive directors:
· Russell Edey (chairman);
·    Reginald Bannerman;
·    Colin Brayshaw; and
·    Tony Trahar.
Reginald Bannerman was appointed on the committee on May 5, 2006.
The committee met on three occasions in 2006. All members of the committee attended meetings of the committee, except
Messrs Brayshaw and Trahar who were unable to attend one meeting each.
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
Members of the committee are:
·   Bill Nairn (chairman);
·    Bobby Godsell;
·    Dr Sam Jonah;
·   Dr James Motlatsi;
·    Neville Nicolau; and
·    Simon Thompson.
The committee met on four occasions during 2006. All members of the committee attended each committee meeting except for except for Messrs Godsell, Nicolau and Thompson who were unable to attend one meeting each and Dr Jonah and Dr Motlatsi who was unable to attend two and three meetings respectively.
Other committees
In addition to the committees of the board mentioned above, the Executive Committee has established a number of standing committees to oversee the day-to-day management of the company’s affairs.
Management committee
The objective of this sub-committee is to monitor and review the operational performance of the company. The committee meets on a monthly basis, is chaired by the chief executive officer and comprises all executive officers of the company and regional heads.
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

Risk management and internal controls
The board, which has ultimate responsibility for the total risk management process within the group, reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management. Management is accountable to the board and has established a group-wide system of internal control to manage significant group risk.
This system assists the board in discharging its responsibility for ensuring that the wide range of risks associated with the group’s global operations are effectively managed. The risk management policies are communicated to all relevant employees.
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
The following policies pertaining to directors and senior management are available on the company website:
www.AngloGoldAshanti.com under About -> Corporate Governance -> Guidelines:
·    Board charter;
· Policy on political donations;
· Directors’ induction policy;
· Fit and proper standards for directors and company secretaries policy;
· Professional advice for directors policy;
· Market abuse (Insider trading) policy;
· Code of ethics;
· Code of ethics for the chief executive officer, principal financial officer and senior financial officers;
· Confidential reporting policy; and
·    Disclosures policy.

6D. Employees
AngloGold Ashanti is a significant employer in the global mining industry and:
·
is committed to upholding the Fundamental Rights Conventions of the International Labor Organization. Accordingly,
the company seeks to ensure the implementation of fair employment practices group-wide by prohibiting forced, compulsory or child labor;
· is committed to creating workplaces free of harassment and unfair discrimination;
·    as an international company, faces different challenges in different countries with regard to, for example, offering opportunities to citizens who may not have enjoyed equal opportunities in the past. In such cases, the company is committed to addressing the challenge in a manner appropriate to the local circumstances;
·
will seek to understand the different cultural dynamics in host communities and adapt work practices to accommodate this where doing so is possible and compatible with the company’s principles;
· will promote the development of a work force that reflects the international and local diversity of the organization;
· will provide all employees with the opportunity to participate in training that will improve their workplace competency;
·
is committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of the workplace;
·    is committed to developing motivated, competent and experienced teams of employees through appropriate recruitment, retention and development initiatives. An emphasis is placed on the identification of potential talent, mentoring and personal development planning;
· will reward both individual and team effort in a meaningful way;
·    will, guided by local circumstances, continue to work together with stakeholders to ensure minimum standards for company-provided accommodation;
· assures access to affordable health care for employees and where possible, their families; and
·    is committed to prompt and supportive action in response to any major health threat in the regions in which the company operates.
The average number of attributable employees in the AngloGold Ashanti group over the last 3 financial years was:
2006              2005
2004
South Africa
35,968           40,754
43,282
Argentina
906                946
791
Australia
479                393
371
Brazil
4,428             3,371
2,598
Ghana
9,443           10,180
8,712
Guinea
2,708             1,978
2,335
Mali
1,473             1,309
1,413
Namibia
313               315
251
Tanzania
3,220             2,280
2,258
USA
369                357
387
Zimbabwe
-                   -                  745
Other*
2,146             2,110
2,257
Total
61,453           63,993
65,400
*including corporate and other non-gold producing subsidiaries
The change in employees numbers from 2005 to 2006 was largely a result of the go-ahead for Boddington project in
Australia and change in shaft arrangements at Sunrise Dam, the expansion at Cuiabá in Brazil; the sale of Bibiani in
Ghana, retrenchments at Obuasi and natural attrition; and the full impact of transition to owner-mining in Tanzania.
The change in employee numbers from 2004 to 2005 was largely as a result of restructuring at the South African operations, in particular, the closure of Ergo and the beginning of the closure process at Savuka; the transition to owner maintenance crews resulting in duplication of crews for some months in Argentina, while the Cuiabá Expansion project resulted in an increase in Brazil; the transition to owner-mining at Geita in Tanzania; and the downscaling of operations at
Iduapriem and Bibiani in Ghana.

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
Unions and collective bargaining
It is the aim of AngloGold Ashanti to have constructive relations with representative and recognized unions and associations and industry forums representing employees. Management/Union relationships are governed by negotiated agreements in respect of most of the group’s workforce, with 85.6 percent (2005: 89.4 percent) of the global workforce represented by recognized trade unions or catered for through collective bargaining processes.
South African operations
The South African gold mining industry continues to remain labor intensive, with 97.8 percent (2005: 95 percent) of all employees either represented by unions or catered for by the collective agency shop agreement – an agency shop agreement exists across the lower level bargaining unit within the company. The Labor Relations Act entrenches the rights of employees to belong to trade unions and the rights of trade unions to have access to the workplace. It also guarantees the right to strike and the right to participate in secondary strikes in certain prescribed circumstances. The right to picket has also been recognized. The Labor Relations Act recognizes the right of employees to participate in the decision-making of companies by providing for the compulsory establishment of workplace forums to represent the interests of employees where a company employs more than 100 employees. The range of issues on which the workplace forum must be consulted includes restructuring of the workplace, partial or total plant closures, mergers and transfers of ownership, insofar as these affect employees, and terminations. The effect of the promulgation of amendments to specific labor laws in 2002 is predominantly visible in the requirement for a more consultative retrenchment process as well as the broadening of the definition of an “employee” under the legislation. In addition to compliance with a spectrum of labor legislation, further compliance is necessary with the newly released Mining Charter.
The implementation of the Labor Relations Act’s provisions has not had, and management believes will continue not to have, a material adverse effect on AngloGold Ashanti’s cost of labor and consequently on its results and financial condition, although there can be no assurance of this. See “Item 3D.: Risk factors – Labor disruptions could have an adverse effect on operating results and financial condition”. With the highly regulated South African market, the costs of employment are substantial and labor costs at AngloGold Ashanti’s South African operations constituted approximately
50 percent of South African production costs in 2006 (2005: approximately 51 percent).
The four unions that are recognized are the National Union of Mineworkers (NUM), the United Associations of South Africa
(UASA), Mineworkers Solidarity and the South African Equity Workers’ Association (SAEWA), representing respectively
75 percent, 9.2 percent, 3 percent and 0.6 percent (2005: 85.4 percent, 11 percent, 2.6 percent and 1 percent) of employees in the region.
A two-year agreement, effective July 1, 2005, was entered into between AngloGold Ashanti, through the Chamber of
Mines, NUM and Solidarity. The agreement can be summarized as follows:
· wage increases of between 6 percent and 7 percent, with the highest increase for the lowest job category;
·
a wage increase in the second year of CPIX plus 1 percent, subject to a minimum guaranteed increase of between
5.5 percent and 6 percent, again depending on the job category;
· increased employer contributions to the risk benefit within the retirement fund;
· improvements in accommodation subsidies; and
· recognition of the principle of a Christmas break, with detail to be agreed at mine level.

In October 2006, AngloGold Ashanti submitted its sixth annual employment equity report to the Department of Labor on progress made with the implementation of the company’s employment equity plan in respect of its South African operations. The 2006 report indicates that some progress has been made year-on-year. The employment equity governance structures and monitoring processes have been entrenched at company and business unit levels. A Mining
Charter Steering Committee has been established to lead and direct the overall process of compliance with the Charter.
Argentina
During April 2006, the unionized workers at Cerro Vanguardia interrupted operations through strike activity mainly related to wages which was followed by sabotage to some of the mining equipment in early May. The CVSA Management team has been quick to react to both of these events and actions have been put in place to mitigate the risk of these events recurring including actions to strengthen the relationship both with the employees and the union.
Australia
The Australian operations are not unionized and no industrial action took place during 2006.
Brazil
Annual negotiations on salaries and fringe benefits took place in August 2006.
Ghana
During 2006 new rates of pay were negotiated between the company and the Ghana Mine Workers’ Union and the 3 year collective bargaining on basic conditions took place. As a result of the negotiations employees were awarded a 12 percent wage increase.
Guinea
At Siguiri all employees are represented by the Guinean National Mining Union. No membership fees are deducted for union membership. A five day strike took place at Siguiri during 2006 while the negotiating process was ongoing. The strike related to disagreements between union leadership. The strike was resolved as senior national union representatives intervened.
Mali
At the Morila, Sadiola and Yatela mines, all employees are represented by the Mining Industry Union (SECNAMI), and guided by the National Collective Convention which sets out the minimum employment conditions for employees. Whilst no specific recognition agreements exists at mine level at Morila, Sadiola or Yatela mines, where 95 percent of employees are represented through SECNAMI, internal agreement provides for adaptation to the National Convention.
No industrial actions were experienced at any of the Malian operations during 2006.
Namibia
At the Navachab mine, a recognition agreement is in place with the Mineworkers Union of Namibia (MUN), and the union bargains with the company on behalf of all employees in the A2 to C3 Paterson bands. Approximately 75 percent of the workforce are members of MUN. A 1 year wage agreement was signed in 2006, allowing for a 7 percent wage increase.
During 2006 a 2 day stay away was staged whereby the workforce demanded the removal of two of the mines senior managers. An investigation by an independent 3rd party concluded that the allegations against the managers were unfounded. Aside from the 2 day stay away a positive labor relations climate prevailed at the mine during the year.
Tanzania
Monthly meetings are held between senior and junior staff representative councils and the general manager. In addition, safety representative committees and joint health and safety structures are in place and a monthly consultative meeting is held with all senior staff to discuss the mine’s performance and other operational issues. An access agreement has existed with TAMICO since 2003. Membership figures have varied between 2-5 percent of the workforce.
USA
In the USA, the workforce is not unionized. Communication with and participation by employees in employee meetings with management is encouraged. No incidences of industrial action were experienced during 2006.

6E. Share ownership
Share ownership of directors
Directors held the following number of ordinary shares of the company at December 31, 2006 and 2005, which did not individually or in the aggregate exceed 1 percent of the company's issued ordinary share capital:
December 31, 2006
December 31, 2005
Beneficial
Beneficial
Beneficial                 Beneficial
Direct
Indirect
Non-
beneficial
(1)
Direct       Indirect
Non-
beneficial
(1)
Executive directors
JG Best (retired August 1, 2005)
– – – – – –
R Carvalho Silva (appointed May 1, 2005) – – – – – –
R M Godsell 13 010 – – 9,177 – –
DL Hodgson (retired April 29, 2005) 430
SE Jonah (until July 31, 2005) – – – – – –
N F Nicolau (appointed May 1, 2005) 3 000 – – 100 – –
S Venkatakrishnan (appointed August 1, 2005) 652 – – 652 – –
K H Williams (retired May 6, 2006) – – – 920 –
Total 16
662
– –
9,929             1,350
–
Non-executive directors
F B Arisman
– 2,000 – – 2,000 –
R E Bannerman – – – – – –
Mrs E le R Bradley – 23,423 3,027 – 23,423 3,027*
C B Brayshaw – – – – – –
R P Edey – 1,000 – – 1,000 –
Dr S E Jonah (from August 1, 2005) 18,469 – 6,297 – –
AW Lea (until July 31, 2005) – – – – – –
R Médori (appointed August 1, 2005) – – – – – –
J H Mensah – – – – – –
Dr T J Motlatsi – – – – – –
W A Nairn – – – – – –
W L Nkuhlu – – – – – –
S R Thompson – – – – – –
A J Trahar – – – – – –
P L Zim (resigned August 4, 2006) – – – – – –
Total                                                                                                            16,662
44,892
3,027
6,297
26,423
3,027*
Alternate directors
DD Barber (resigned August 4, 2006)
A H Calver
–
–
– – 46 –
P G Whitcutt – – – – – –
Total                                                                            –
–
–
–
46
–
Grand Total
16,662
44,892
3,027
16,226
27,819
3,027*
(1)
The director derives no personal benefit from the ordinary shares declared, for example by holding the ordinary shares in trust for another.
* Restated.
As of June 25, 2007, there have been no changes in the directors’ ownership of ordinary shares, set forth above and
Mrs C Carroll and Mr S M Pityana, who were appointed on March 1, 2007 and February 13, 2007 respectively, hold no interest in the company’s ordinary shares
.
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

Share ownership of employees
At a general meeting of shareholders held on December 11, 2006, members approved the creation of 4,280,000 new
E ordinary shares of 25 South African cents pursuant to an employee share ownership plan for the benefit of certain
AngloGold Ashanti employees, of which the majority are historically disadvantaged South Africans as defined in the
Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry.
On December 15, 2006, 2,785,770 E ordinary shares were issued to the Bokamoso ESOP Trust which holds these shares on behalf of approximately 31,000 employees.
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
Under the terms of the AngloGold share incentive scheme, which was approved by the shareholders at the general meeting held on June 4, 1998, and with the introduction of the Bonus share plan and Long-term incentive plan approved by the shareholders at the annual general meeting held on April 29, 2005, the maximum number of ordinary shares that may be allocated for the purposes of the share incentive scheme is equivalent to 2.75 percent of the total number of AngloGold
Ashanti ordinary shares in issue at any time. As of December 31, 2006 and 2005, this equated to 7,596,494 and 7,285,807 ordinary shares, respectively.
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
Time-related options vest over a five-year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year 5.
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
June 25, 2007 December 31, 2006 December 31, 2005
7,612,932                                                    7,596,494                                                    7,285,807
The maximum aggregate number of ordinary shares which may be acquired by any one participant in the share incentive scheme at that date is:
June 25, 2007 December 31, 2006 December 31, 2005
380,647                                                        379,825                                                     364,291
The movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the period January 1, 2006 to December 31, 2006 was as follows:
Time-
related
Performance-
related
Bonus
share
plan
Long-
term
incentive
plan
Total
Average
exercise
price per
ordinary
share – R
Ordinary
shares
issued
At January 1, 2006 864,710 2,897,000 271,945 363,500 4,397,155 216.71 2,715,678
Movement during year
- Granted - - 254,110 316,675 570,785 318.32 -
- Exercised 389,850 4,300 4,249 - 398,399 129.97 398,399
- Forfeited (terminations) 1,600 306,900 41,221 20,000 369,721 243.77
At December 31, 2006 473,260 2,585,800 480,585 660,175 4,199,820 236.37 3,114,077
During the period January 1, 2007 to and including June 25, 2007, 618,510 options or rights were granted and 592,247 options or rights at an average price of R236.84 per share were exercised.
Option ownership of directors, executive officers and management
Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose the option or rights ownership of individual directors. Under those requirements, AngloGold Ashanti is not required to, and it does not otherwise, disclose option or rights ownership of individual executive officers and senior management.

The table below shows the movement in respect of options or rights held by executive directors on an individual basis, and by executive officers and managers, each as a group, during 2006. Non-executive directors are not eligible to participate in the scheme and therefore own no options:
R M Godsell
(1)
R Carvalho
Silva
N F Nicolau
(1)
S Venkat-
akrishnan
Total
directors
Total Executive
officers
(2)
Total other
(2)
Total scheme
Balance at
January 1, 2006*
Number                                              239,735
54,815 56,635 14,865 366,050 423,415 3,607,690 4,397,155
Average exercise
price per shares – R
117.58                    168.98
139.24 - 123.85 147.84 199.43 188.17
Granted during
year
(3)
Number                                                29,390
14,345 14,345 14,725 72,805 88,470 409,510 570,785
Average exercise
price per share – R
- - - - - - - -
Exercised during
year
Number                                                  9,200
- 17,600 - 26,800 35,700 335,899 398,399
Average exercise
price per share – R
104.00 - 147.69 - 132.69 131.38 127.73 128.39
Average market
price per share at
date of exercise– R
343.62                               -
345.00 - 344.52 341.75 329.82 331.88
Pre-tax gain at date
of exercise – R
value (R000)
2,204,467.20 - 3,472,640.00 - 5,677,107.20
7,510,106.73      67,884,192.29       81,071,406.22
Forfeited
(terminations)
during year
6,306                363,415                  369,721
Number
-                             -
- - -
Average exercise
price per share – R
- - - - - - 210.22 206.64
Held as at
December 31, 2006
Number                                              259,925
69,160 53,380 29,590 412,055 469,879 3,317,886 4,199,820
Average exercise
price per share – R
104.76                    133.93
99.04 - 101.39 123.24 180.89 166.64
Latest expiry date
July 31, 2016 July 31, 2016 July 31, 2016 July 31, 2016
July 31, 2016       March 8, 2016
(1) On exercising of options granted in terms of the AngloGold share incentive scheme, Messrs Godsell and Nicolau applied proceeds from the sale of the shares to acquire 3,833 (2005: 8,717) and 2,900 AngloGold Ashanti shares respectively.
(2) As a result of the change in status, the following movements to opening balance were made:
Quantity
Average value
Average exercise
-From director status to other management
- From other management to executive officer
- From executive officer to other management
117,230
33,080
12,000
22,050,400.00
4,699,410
3,445,380
188.10
142.06
287.12
(3) Awards granted in 2005 and 2006 are granted at nil cost to participant
Of the 4,199,820 options or rights granted and outstanding at December 31, 2006 2,147,660 options are fully vested and 911,400 options will vest on November 1, 2007.

Item 7: Major shareholders and related party transactions
Overview
Description of AngloGold Ashanti’s share capital
AngloGold Ashanti’s share capital consists of four classes of stock:
• Ordinary shares, par value 25 cents each (the “ordinary shares”);
• E Ordinary shares, par value 25 cents each (the “E ordinary shares”);
• A redeemable preference shares, par value 50 cents each (the “A preference shares”); and
• B redeemable preference shares, par value 1 cent each (the “B preference shares”).
At a meeting of the shareholders held on December 11, 2006 the shareholders approved the increase in the authorized share capital of the company by the creation of 4,280,000 E ordinary shares with a par value of 25 cents each.
The authorized and issued share capital of AngloGold at December 31, 2006, is set out below:
Title of class
Authorized
Issued
Ordinary shares 400,000,000 276,236,153
E ordinary shares 4,280,000 4,185,770
A preference shares 2,000,000 2,000,000
B preference shares 5,000,000 778,896
All the issued ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.
For a discussion of rights attaching to the ordinary shares, E ordinary shares, A redeemable preference shares and
B redeemable preference shares, see “Item 10B.: Memorandum and Articles of Association”.
The following are the movements in the issued ordinary share capital at December 31.
2006
2005
2004
Issued
Number of
ordinary
shares
Rand
Number of
ordinary
shares
Rand
Number of
ordinary
shares            Rand
At January 1,
264,938,432
66,234,608    264,462,894
66,115,724    223,136,342
55,784,086
Issues during year
–     Business combination with Ashanti
-
share-swap
–
–
–
–
38,400,021       9,600,005
-
regulatory
shares
–
–
–
–       2,658,000          664,500
-
exercise
of
warrants
–
–
–
–
75,731
18,933
–     Equity Raising
9,970,732
2,492,683
–
–
–
–
Exercise of options by participants in the
-   AngloGold Share Incentive Scheme
398,399
99,600
475,538
118,884
192,800
48,200
-   Employment Share Ownership
     Plan/Black Economic empowerment
     transaction
928,590
232,147
At December 31,
276,236,153
69,059,038    264,938,432
66,234,608    264,462,894
66,115,724
During the period January 1, 2007 to and including June 25, 2007, 597,730 ordinary shares were issued at an average issue price of R249 per share, resulting in 276,833,883 ordinary shares being in issue at June 25, 2007.

7A. Major shareholders
According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, more than 5 percent of the ordinary share capital of the company at December 31:
Ordinary shares held at
December 31, 2006
December 31, 2005
December 31, 2004
Shareholder                                       Number
%
voting
rights
Number         %
voting
rights
Number         %
voting
rights
Anglo American plc
115,102,929
41.67
134,788,099
50.88
134,788,099
50.97
The Bank of New York *
73,559,916
26.63
48,702,313
18.38
45,217,297
17.10
*
Ordinary shares held through various custodians in respect of American Depositary Shares issued by The Bank of New York. At December 31, 2006, the number of persons who were registered holders of ADSs was reported at 4,186. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.
The company’s major shareholders have the same voting rights as other holders of AngloGold Ashanti ordinary shares and do not have any different or special voting rights. During April 2006, Anglo American plc sold approximately 9 percent
(19,685,170 ordinary shares) of its shareholding in AngloGold Ashanti.
As at December 31, 2006, there were 19,250 holders of record of AngloGold Ashanti ordinary shares. Of these holders
393 had registered addresses in the United States and held a total of 74,756 ordinary shares, approximately 0.027 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the
United States, including The Bank of New York, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for
United States persons.
At June 25, 2007, Anglo American plc, through its wholly-owned subsidiary, Anglo South Africa Capital (Pty) Limited held
115,102,929 ordinary shares, representing 41.59 percent of the issued share capital while 69,144,000 ADSs, or approximately 25 percent of the total issued ordinary share capital, were issued and outstanding and held of record by approximately 4,000 registered holders.
At December 31, 2006, the Government of Ghana held 9,031,650 shares, representing 3.41 percent of the issued share capital. These shares were issued pursuant to the Business Combination with Ashanti. At June 25, 2007, the Government of Ghana’s holding was unchanged at 9,031,650 shares, representing 3.26 percent of the issued share capital.
All the issued A and B preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti’s wholly-owned subsidiary. The articles of association of AngloGold Ashanti provide that the A redeemable preference shares and the
B redeemable preference shares are not transferable.
The E Ordinary shares are held by Izingwe Holdings (Proprietary) Limited, an empowerment company and the Bokamoso
ESOP Trust, which holds the shares on behalf of employees who qualify in terms of the BEE transaction as approved by the AngloGold Ashanti shareholders on December 11, 2006. Neither the Bokamoso ESOP Trust nor Izingwe Holdings
(Proprietary) Limited may sell their shares or any portion of their shares without the written consent of AngloGold Ashanti.
Insofar as is known to AngloGold Ashanti as of December 31, 2006, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.
Relationship with Anglo American plc (AA plc) and its subsidiaries
AA plc is the largest shareholder of AngloGold Ashanti with an equity interest and voting rights of 41.67 percent as at
December 31, 2006 (2005: 50.88 percent). Although there is no current agreement between AngloGold Ashanti and AA plc concerning membership on the AngloGold Ashanti board of directors by AA plc, AA plc indicated, in their 13D filing with the
SEC on May 26, 2006, that the number of members affiliated with AA plc on AngloGold Ashanti’s board of directors may be reduced as AA plc’s percentage ownership in AngloGold Ashanti declines. In April 2006 AA plc sold approximately
9 percent of its shareholding in AngloGold Ashanti. On February 21, 2007, AA plc stated that it intends to reduce and ultimately to exit its gold company holdings and that it will continue to explore all available options to exit AngloGold
Ashanti in an orderly manner.

Currently, two members of the board of directors of AngloGold Ashanti are affiliated with AA plc. Mr Tony Trahar retired on
May 4, 2007 at the annual general meeting and Mr Lazarus Zim, together with his alternate Mr David Barber resigned from the board on August 4, 2006 following Mr Zim’s move to a non-executive role in Anglo American. Mrs C Carroll was appointed a non-executive director, effective from May 5, 2007
AngloGold Ashanti is an operating gold company independent of AA plc to the extent that:
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
At the time of its formation, AngloGold acquired from Anglo American Corporation (AAC), a wholly-owned subsidiary of
AA plc, certain unused mineral rights to which little or no value was attached. In terms of the agreements, AAC had the right to participate in future profits from these mineral rights at such time as these rights were developed or sold. In South
Africa, the introduction of the MPRDA has resulted in all unused mineral rights, for which application for conversion was not made by the end of April 2005, being vested under the custodianship of the State.
Consequently, other than in respect of those mineral rights in South Africa which have been sold by AngloGold Ashanti to third parties prior to end April 2005, neither AAC nor AngloGold Ashanti retain any rights in respect of those mineral rights in South Africa as originally sold by AAC to AngloGold upon its formation.
7B.
Related party transactions
The company had the following transactions with AA plc, subsidiaries of AA plc and the company’s equity accounted joint ventures, which transactions are concluded on an arm’s length basis:
December 31, 2006
December 31, 2005
December 31, 2004
(in millions)
Purchases
(by)/from
related
party
$
Amounts
owed
to/(by)
related
party
$
Purchases
(by)/from
related
party
$
Amounts
owed
to/(by)
related
party
$
Purchases
(by)/from
related
party
$
Amounts
owed
to/(by)
related
party
$
Related party transaction with significant shareholder AA plc
1 - 5 1 5 -
Related party transactions with subsidiaries of AA plc
(1)
Boart Longyear Limited – mining services
(2)
- - 5 - 9 1
Mondi Limited – forestry 5 - 16 2 16 2
Scaw Metals – A division of Anglo Operations Limited –
steel and engineering 1 - 6 1 5 1
Haggie Steel Wire Ropes Operations
(3)
1 - 8 1 9 -
Anglo Coal – a division of Anglo Operations Limited - - 1 - 1 -
8 - 41 5 45 4
Related party transactions of equity accounted joint ventures
Société d’Exploitation des Mines d’Or de Sadiola S.A. (2) (1) - - 1 -
Société d’Exploitation des Mines d’Or de Yatela S.A. (1) - - - 1 -
Société des Mines de Morila S.A. (2) - (2) - (1) -
(1)
Transactions to April 2006.
(2)
AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005.
(3)
Previously included in Scaw Metals – A division of Anglo Operations Limited.

Since January 1, 2006, other than as described in the following two paragraphs, AngloGold Ashanti has not been, and as of the date of this annual report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest.
In connection with the relocation of Roberto Carvalho Silva, an executive director of the company since 2005, to
Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the company. Mr Carvalho Silva purchased the house from the company’s subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in
60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January 28, 2005.
Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest. As at December 31, 2006, BRL728,580 ($340,458) of the purchase price remained to be paid to the company’s subsidiary, with BRL657,717 ($341,352) remaining to be paid as at June 20, 2007. At present, the installment payments are up-to-date. Mr Carvalho Silva and the company have agreed that the remaining balance of the purchase price of the house will be paid by Mr Carvalho Silva as soon as reasonably practicable and in any event no later than August 31, 2007.
A Brazilian subsidiary of the company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The total amount paid by the company’s subsidiary to this company in respect of such services during the years were: 2006: BRL903,465 ($414,433); 2004:
BRL3,944 ($1,351); 2005: BRL311,923 ($127,837); and BRL634,023 (329,055) has been paid to date in 2007. The company is currently reviewing its relationship with this service provider and the contracts under which such services are provided.
Registration rights agreement
On March 23, 2006 the company entered into a Registration Rights Agreement with Anglo South Africa Capital
(Proprietary) Limited (Anglo South Africa) under which the company has agreed to file U.S. registration statements for
Anglo South Africa’s offer and sale of shares it holds in the company (each a Demand Registration) if Anglo South Africa requests the company to do so. The company is required to use all reasonable efforts to file a Demand Registration within
30 days after such a request and to keep it effective for 90 days unless the shares offered pursuant to it are sold earlier.
Further, the company may not offer, sell, allot or issue any shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, shares, whether pursuant to U.S. registration or otherwise, for a
90-day period immediately following the first closing of an offering pursuant to a Demand Registration or a shorter period as may be imposed by underwriters in the Demand Registration; except: (i) in consideration for shares or assets of a company as part of a merger, acquisition, corporate reorganization or similar transaction, (ii) as required pursuant to the terms governing the 2.375 percent guaranteed convertible bonds due 2009, issued by AngloGold Holdings plc and guaranteed by the company, and (iii) in connection with any option, employee bonus, profit sharing, pension, retirement, incentive, savings or similar plan, agreement or award. The Registration Rights Agreement may be terminated at any time by written consent by each of the parties thereto. The Registration Rights Agreement shall terminate automatically on the first date on which Anglo South Africa is no longer an “affiliate” within the meaning of Rule 144 under the United States
Securities Act of 1933, as amended.
7C.
Interests of experts and counsel
Not applicable.

Item 8: Financial information
8A.
Consolidated financial statements and other financial information
See “Item 18: Financial statements”.
Legal proceedings
No director or officer of AngloGold Ashanti has either a direct or indirect position adverse to AngloGold Ashanti.
There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 2006 fiscal year, a material effect on the group's financial position.
The company is involved in the following cases:
·
In the USA, two civil cases brought against the company and others in 2000 and 2001 by the Sierra Club and the
Minerals Policy Center (SC/MPC) for allegedly exceeding certain permit water quality standards or lack of permits for certain identified flows (in terms of the federal Clean Water Act) at the CC&V mine have been resolved. A trial was held in February 2006. In April 2006 judgment was entered in favor of AngloGold Ashanti and the other named defendants against SC/MPC. In December 2006, the federal district court issued an award ordering SC/MPC to pay a portion of the attorney fees and costs requested by AngloGold Ashanti and the other named defendants.
SC/MPC appealed the decisions to the federal Tenth Circuit Court of Appeals. The parties subsequently fully executed a settlement agreement as of June 15, 2007. The agreement provides for retention of the liability decision and fee decision at the district court level, termination of the appeals filed to the Tenth Circuit, and receipt of national contact information of SC and MPC in the unlikely event those organizations decide to sue or pursue litigation against
AngloGold Ashanti and the other named defendants in the next 15 years. In exchange, AngloGold Ashanti and the other named defendants agreed to waive receipt of any of the attorney fees and costs imposed by the court against
SC/MPC.
·
In South Africa, in April 2005 AngloGold Ashanti launched an urgent application against various mining companies and government Ministers claiming that the mines upstream from its Vaal River Operations are responsible and liable for pumping underground water that arises at their mines. AngloGold Ashanti is in the process of finalizing a settlement agreement with the mining companies which will result in the mining companies setting up a not-for-profit water company to manage and operate the Margaret Shaft’s water pumping activities. The settlement agreement requires the mining companies to contribute towards the upgrading of the Margaret Shaft infrastructure.
·
In South Africa, action has been instituted by 19 plaintiffs, against Anglo American Corporation of South Africa Limited
(AACSA) for damages resulting from lung diseases which the plaintiffs allegedly contracted while employed by mining companies managed by AACSA. There is a possibility that AACSA may seek to recover a portion of damages which may be awarded against it from AngloGold Ashanti by either AACSA or the plaintiffs. There is no indication at present of the merit of any such claim. A separate action was instituted against AngloGold Ashanti in 2006 by a one plaintiff out of the High Court, Witwatersrand Local Division, for damages allegedly suffered by him as a result of alleged silicosis allegedly contracted while working on mines now owned by AngloGold Ashanti. An exception has been filed by AngloGold Ashanti against the claim.
·    In Ghana, Westchester / Africore Limited instituted action against Ashanti Goldfields Company Limited in the High
Court in Accra claiming damages for breach of Exploration and Option Agreement. A provision in the Agreement states that the parties should settle the matter by arbitration under the Arbitration Act of Ghana. The plaintiffs have applied to pursue the matter through arbitration in Ghana.
·    In Brazil, Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goias related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold through a branch located in a different Brazilian State, it must obtain an authorization from the Goias State Treasury by means of a Special Regime Agreement (Termo de
Acordo re Regime Especial – TARE). The Serra Grande operation is co-owned with Kinross Gold Corporation. The company manages the operations and its attributable share of the first assessment is approximately $29 million. In
May 2006 MSG signed the TARE, which authorized the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes. In November 2006 the administrative council’s second chamber ruled in favor of Serra

Grande and fully cancelled the tax liability related to the first period. The State of Goias may still appeal to the full board of the State of Goias tax administrative council. The second assessment was issued by the State of Goais in
October 2006 on the same grounds as the first one, and the attributable share of the assessment was approximately
$18 million. The company believes that both assessments are in violation of the Federal legislation on sales taxes.
·
In Brazil, Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas
Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goais. The company lost the case at the administrative level but is now discussing it at the judicial sphere.
The company believes there is a remote chance of success for the State of Minas Gerais. The company’s attributable share of the assessment is approximately $6 million.
·
In Brazil, Morro Velho is involved in a dispute with tax authorities. As a result of erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5 million.
·
In Brazil, AngloGold Ashanti Brazil is being accused of failing to pay certain required payments towards the social security system in Brazil during the period 1997 to 2004. The amount involved is approximately $2 million.
Dividend policy
Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year end financial performance. Dividends are recognized when declared by the board of AngloGold Ashanti and may be payable in
Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis.
Dividends declared to foreign shareholders are not subject to the approval by the South African Reserve Bank (SARB) in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign shareholders from both trading and non-trading profits earned in South Africa by publicly listed companies.
Under South African law, the company may declare and pay dividends from any reserves included in total shareholder’s equity (including share capital and share premium) calculated in accordance with International Financial Reporting
Standards (IFRS), subject to its solvency and liquidity.
A potential restriction on dividends arises from the terms applicable to AngloGold Ashanti’s convertible bond. Legal opinion is that the size of the dividends declared should be tested against condition 6(b)(iii) of the convertible bond and if triggered the conversion price should be adjusted, however the condition is not prohibitive.
The limit set by this condition is that it is triggered if the dividend declared in the current year exceeds the lesser of:
· 200 percent of the dividends paid in the previous financial year; or
·
5 percent of the volume weighted average share price over 180 days trading immediately preceding the record date of the dividend.
AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the Board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for capital expenditure and long-term growth , cash and debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.
8B. Significant changes
None.

Item 9: The offer and listing
9A.
Offer and listing details
The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti’s ordinary shares on the JSE and for its sponsored ADSs on the NYSE:
JSE
(1)
NYSE
(2)
High
Low
High
Low
Year ended December 31
(South African cents per ordinary share)
(US dollars per ADS)
Annual information
2002
34,700 20,000
35.33                         17.62
2003
33,900 19,100
49.95                         27.10
2004
31,900 18,620
48.25                         29.91
2005
31,990 18,700
49.88                         30.50
2006
38,700 24,700
62.20                         35.58
Quarterly information
2005
First quarter
24,500 18,700 39.00 31.27
Second quarter 24,500 19,000 36.60 30.50
Third quarter 28,400 21,951 44.13 34.11
Fourth quarter 31,990 25,750 49.88 38.64
2006
First quarter
38,700 29,005 62.20 46.51
Second quarter 35,621 24,700 58.36 37.17
Third quarter 36,050 27,500 51.07 37.10
Fourth quarter 35,000 28,250 48.91 35.58
2007
First quarter
35,889 30,300 49.34 41.10
Monthly information
November 2006
34,550 30,200 48.23 41.40
December 2006 35,000 31,500 48.91 45.05
January 2007 34,699 31,750 43.37 48.72
February 2007 35,889 31,000 49.34 43.00
March 2007 33,980 30,300 46.26 41.10
April 2007 35,322 31,390 49.42 44.51
May 2007 32,000 28,712 45.42 40.45
(1)
The JSE share price information has been adjusted to give effect to the two-for-one stock split which took effect from the close of business on
December 24, 2002.
(2)
Prior to December 24, 2002, each ADS represented 0.5 of one ordinary share. With effect from the close of business on December 24, 2002, each
ADS represents one ordinary share.
See “Item 7A.: Major shareholders” for number of ADSs outstanding at December 31, 2006.
9B. Plan of distribution
Not applicable.

9C. Markets
Nature of trading market
Prior to June 29, 1998, the date on which Anglo American Corporation of South Africa Limited’s gold mining interests were consolidated into a single, focused, independent, global gold mining company, ordinary shares of AngloGold (formerly Vaal
Reefs) were listed on the Johannesburg Stock Exchange (JSE), the London Stock Exchange (LSE) and the Paris bourse, were quoted in Brussels in the form of International Depositary Receipts and were listed under grandfathered unsponsored
American Depositary Receipts (ADR) programmes on the Nasdaq SmallCap Market. Shares of Freegold, Western Deep
Levels and Southvaal were also listed under grandfathered unsponsored ADR programmes on the Nasdaq SmallCap
Market. Historically, the principal trading markets for such shares (as well as for shares of Freegold, Western Deep Levels and Southvaal) had been the JSE and Nasdaq. As part of the consolidation, shares of AngloGold, Freegold, Western Deep
Levels and Southvaal were delisted from Nasdaq and shares of all participating companies were delisted from the JSE.
With effect from the implementation of the consolidation, the ordinary shares were listed on the JSE, the LSE and the Paris bourse and were quoted in Brussels in the form of International Depositary Receipts. In addition, American Depositary
Shares (ADSs) each representing half of one ordinary share and evidenced by ADRs issued by The Bank of New York under a programme sponsored by AngloGold were listed on the New York Stock Exchange (NYSE) on August 5, 1998.
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
On April 26, 2004, the business combination with Ashanti became effective, at which time, AngloGold changed its name to
AngloGold Ashanti. Following the business combination, the company’s ordinary shares were listed on the Ghana Stock
Exchange (GhSE). In addition, Ghanaian Depositary Shares (GhDSs) were listed on the GhSE each representing one-
hundredth of an ordinary share and evidenced by GhDSs issued by NTHC Limited (as Depositary) under a programme sponsored by AngloGold Ashanti.
9D. Selling shareholders
None.
9E. Dilution
None.
9F. Expenses of the issue
None.

Item 10: Additional information
10A. Share capital
AngloGold Ashanti's Ordinary Shares and Preference Shares
AngloGold Ashanti’s authorized share capital is ZAR102,120,000, consisting of four classes of shares: ordinary shares of par value ZAR0.25 each, E ordinary shares of par value ZAR0.25 each, A redeemable preference shares of par value
ZAR0.50 each and B redeemable preference shares of par value ZAR0.01 each. The ordinary shares and the
A redeemable preference shares have voting rights, while the B redeemable preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the Articles of
Association for cumulative voting. There is no limitation imposed by the Articles of Association or by South African law on
the rights of any persons, including non-residents, to own AngloGold Ashanti ordinary shares or to exercise voting rights in respect of AngloGold Ashanti ordinary shares. AngloGold Ashanti’s authorized and issued share capital as of
December 31, 2006 and June 25, 2007 (being the latest practicable date prior to the publication of this document) is set out below:
Issued
Title of Class
Authorized
June 25, 2007
December 31, 2006
Ordinary shares 400,000,000 276,833,883 276,236,153
E ordinary shares 4,280,000 4,115,930 4,185,770
A redeemable preference shares 2,000,000 2,000,000 2,000,000
B redeemable preference shares 5,000,000 778,896 778,896
All of the issued ordinary shares, E ordinary, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.
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
3
At a general meeting of the shareholders held on December 11, 2006, members approved the increase of the authorized share capital of AngloGold Ashanti by the creation of 4,280,000 new E ordinary shares of 25 South African cents per share pursuant to an employee share ownership plan and black economic empowerment transaction.

The members further approved that the directors allot and issue up to 2,360,000 ordinary shares of 25 South African cents at a subscription price of 38.88 percent of the 30 day volume weighted average traded price of an ordinary share of AngloGold Ashanti on the JSE and 960,000 ordinary shares of 25 South African cents at a price per share equal to the opening price of an ordinary share of AngloGold Ashanti on the JSE, at the day after the changes to the articles of association as a result of the increase in authorized share capital are registered with the Company and
Intellectual Property Registration Office, to the Bokamoso ESOP Trust (an entity established for the purpose of acquiring and managing the employment share ownership plan shares for the benefit of the employment share ownership plan members) and that the directors allot and issue 1,400,000 E ordinary shares of 25 South African cents at a price of 25 South African cents each to Izingwe Holdings (Pty) Limited (an empowerment company).
At the annual general meeting of shareholders held on May 4 2007, members approved the following resolutions pertaining to the ordinary share capital of the company:
4
as a general authority, authorization to the board of directors to allot and issue, at their discretion, and for such purposes as they may determine, up to 10 percent of the authorized but unissued ordinary shares of 25 South African cents each in the share capital of the company (subject to the South African Companies Act and the JSE Listings
Requirements), after setting aside so many ordinary shares of 25 South African cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Share Incentive Scheme, the Long-Term Incentive
Plan, the Bonus Share Plan, the Bokamoso Employee Share Ownership Plan, the Black Economic Empowerment
transaction, the Employee Share Ownership Plan to be implemented in countries other than South Africa and for purposes of the conversion of the $1,000,000,000, 2.375 percent Guaranteed Convertible Bonds issued by
AngloGold Holdings plc.
The unissued ordinary shares under the control of the directors at May 4, 2007 are as follows:
Number of shares
Authorized ordinary share capital 400,000,000
Shares in issue at May 4, 2007 276,827,589
Unissued shares at May 4, 2007 123,172,411
Shares set aside in terms of:
- the AngloGold Share Incentive Scheme at 2.75 percent of shares in issue at May 4, 2007 7,612,759
- the 2.375 percent Guaranteed Convertible Bonds 15,384,615
Net unissued ordinary shares at May 4, 2007 100,175,037
- the board of directors 10 percent of net unissued shares 10,017,504
Less: shares issued at the discretion of the directors —
Balance of shares under the control of the directors at May 4, 2007 10,017,504
Shares under the control of shareholder 90 percent of net unissued shares 90,157,534
5
as a general authority, authorization to the board of directors to allot and issue for cash, without restriction to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, in their discretion, the authorized but unissued ordinary shares of 25 South African cents each in the share capital of the company, which were placed under the control of the directors, subject to the following conditions:
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
(d)     that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10 percent of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalization award made to shareholders) over the 30 days prior to the date that the price of the issue is determined or agreed by AngloGold
Ashanti’s directors; and
(e)    that this authority includes the issue of shares arising from any options or convertible securities issued for cash.
The above authorities (4) and (5) expire at the next annual general meeting of shareholders of the company.
The number of authorized but unissued ordinary shares in the capital of AngloGold Ashanti at December 31, 2006 and
June 25, 2007 is 123,763,847 and 123,166,117 respectively.
The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2003.
Period to
Description
Number of Shares
December 31, 2003 223,136,342
Ordinary shares issued during 2004 AngloGold Share Incentive Scheme 192,800
Business combination – swap shares 38,400,021
Business combination – regulatory shares 2,658,000
Business combination – warrants 75,731
December 31, 2004 264,462,894
Ordinary shares issued during 2005 AngloGold Share Incentive Scheme 475,538
December 31, 2005 264,938,432
Ordinary shares issued during 2006 AngloGold Share Incentive Scheme 398,399
USD500 million equity raise 9,970,732
Employee Share ownership programme 928,590
December 31, 2006 276,236,153
Ordinary shares issued to June 25, 2007 AngloGold Share Incentive Scheme 591,700
Employee Share ownership programme 6,030
276,833,883
The table below details changes in the E ordinary issued share capital of AngloGold Ashanti.
Period to
Description
Number of Shares
January 31, 2006 -
E Ordinary shares issued during 2006 - The Bokamoso ESOP Trust 2,785,770
- Izingwe Holdings (Proprietary) Limited 1,400,000
December 31, 2006 4,185,770
Cancelled and exchanged for ordinary shares (21,150)
January 31, 2007 4,164,620
Cancelled and exchanged for ordinary shares (69,840)
4,115,930
There has been no change in the issued preference share capital of AngloGold since December 31, 2001.
At the general meeting of shareholders on December 11, 2006 the authorized share capital was increased by the creation of a new class of shares, being E ordinary shares and 4,185,770 E ordinary shares were issued on December 15, 2006.
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
AngloGold Ashanti is incorporated under the laws of the Republic of South Africa and registered with the Registrar of
Companies under registration number 1944/017354/06. AngloGold Ashanti’s memorandum of association provides that the company’s main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.
AngloGold Ashanti is governed by its articles of association which document is available for inspection as set out in
“Item 10 H.: Documents on Display” and a summary of pertinent provisions, including rights of the holders of shares in
AngloGold Ashanti, are set out below.
This summary does not contain all the information concerning the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the law of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the articles of association, the rights of holders of AngloGold
Ashanti’s ordinary shares are governed by the South African Companies Act 61 of 1973, as amended, the South African
Securities Regulation Code on Take-Overs and Mergers and the JSE Listing Requirements. In addition, rights of holders of
AngloGold Ashanti ADSs are governed by the deposit agreement between AngloGold Ashanti and the Bank of New York.
Directors
The management and control of any business of AngloGold Ashanti is vested in the directors who, in addition to their powers under the articles of association, may exercise all powers and do all such acts and things as may be exercised or done by AngloGold Ashanti which are not expressly required to be exercised or done by AngloGold Ashanti’s shareholders in a general meeting.
Appointment, Retirement and Removal of Directors
The board of directors may appoint any person to be a director and any director so appointed shall hold office only until the following annual general meeting and shall then be eligible for re-election. The directors who retire at the annual general meeting in this manner shall not be taken into account in determining the directors who are to retire by rotation at such meeting.
At every annual general meeting at least one-third of the directors must retire from office, but are eligible for re-election.
The directors so to retire at such annual general meeting shall be those who have been the longest in office since their last election. Where more than one director has served for an equal length of time, unless they agree between themselves, the director to resign will be determined by lot.

A director will no longer act as a director of the company if he becomes insolvent or subject to insolvency procedures, is found to be of unsound mind, is requested to resign by at least three-quarters of the directors, is removed by a board resolution of AngloGold Ashanti or is absent from board meetings without leave of the directors for six consecutive months.
A director can resign with one month’s written notice unless he obtains the permission of the directors to shorten his notice period.
The articles of association contain no provision for directors to hold qualification shares, nor stipulate an age limit requirement for the retirement or non-retirement of directors.
Board Meetings
The directors may regulate board meetings and determine the quorum necessary for the transaction of business as they think fit. Unless otherwise determined by the directors, two directors form a quorum. Issues arising at meetings are decided by majority vote with the chairman having a second or casting vote where there are more than two directors present at the meeting.
Borrowing Powers
AngloGold Ashanti may create and issue secured or unsecured debentures and the directors may borrow or secure the payment of such sums as they think fit and may secure the repayment of any indebtedness by bond, mortgage or charge provided that no special privileges as to allotment of shares, attending and voting at meetings, appointment of directors or otherwise shall be given to the holders of AngloGold Ashanti’s debentures without the sanction of AngloGold Ashanti shareholders in a general meeting.
AngloGold Ashanti’s borrowing powers are unlimited. These borrowing powers may be varied by AngloGold Ashanti shareholders by way of a special resolution in a general meeting.
Remuneration
The directors are entitled to such remuneration as AngloGold Ashanti shareholders may approve by ordinary resolution in a general meeting. If a director performs services that, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, he may be paid such extra remuneration as the directors determine.
Interests of directors and Restriction on voting
A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with AngloGold Ashanti or any of AngloGold Ashanti’s subsidiaries must declare the nature of his interest to
AngloGold Ashanti in accordance with the Companies Act.
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

If any question arises at any meeting as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other director must be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.
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
Share Rights, Preferences and Restrictions
Allotment and Issue of Ordinary Shares
Any unissued ordinary shares can be disposed of or dealt with in such manner as AngloGold Ashanti shareholders may direct in a general meeting. AngloGold Ashanti shareholders may resolve that all or any of such ordinary shares are at the disposal of the directors who may allot, grant options over or otherwise deal with or dispose of the ordinary shares to such persons at such times and on such terms and conditions and for such consideration as the directors may determine.
Any ordinary shares may be issued with such rights or restrictions as AngloGold Ashanti shareholders in a general meeting may from time to time determine.
No ordinary shares may be issued at a discount except in accordance with section 81 of the South African Companies Act.
Section 81 states that a company can issue shares at a discount to the par value shares of such shares, if such shares are of a class already in issue, if such issue is authorized by a special resolution, if the company has been trading for at least one year, if the issue is sanctioned by the court and if the issue occurs within one month of the sanction. If shares are issued at a discount, every prospectus issued by the company thereafter relating to the issue of any shares, shall contain particulars of the discount allowed on the issue of those shares, or so much of the discount as has not been written off at the date of the issue of such prospectus.
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
As approved by shareholders in general meeting on December 11, 2006, the company’s authorized share capital was increased through the creation of a maximum of 4,280,000 E ordinary shares, to be issued for cash, pursuant to an employee share ownership plan and black economic empowerment transaction. The E ordinary shares will not be listed.
Holders of E ordinary shares are entitled to receive a dividend, equal to one-half of the dividend per ordinary share declared by AngloGold Ashanti from time to time.
The holder of B preference shares is entitled to an annual dividend amounting to the lesser of five percent of the issue price of the B preference shares, or an amount equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area (which is part of the Vaal River operations in South Africa) as determined by the directors in each financial year. This annual dividend is a first charge on any profit available for distribution from the Moab Lease Area. The annual dividend is not payable from any of AngloGold Ashanti’s other profits.
The holder of A preference shares is entitled to an annual dividend equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area as determined by AngloGold Ashanti’s directors in each financial year, only once the annual dividend on the B preference shares has been paid in full.

Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors or
AngloGold Ashanti in general meeting may at the time of declaring the dividend determine and direct.
All dividends remaining unclaimed for a period of not less than three years from the date on which they became payable, may be forfeited by resolution of the directors for the benefit of the company.
All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.
Voting rights
Each ordinary share confers upon the member the right to vote at all general meetings. Each member present in person or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, members present or any duly appointed proxy will have one vote for each ordinary share held. A holder of ordinary shares is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder. Holders of
ADSs are not entitled to vote in person at meetings, but may vote by way of proxy through The Bank of New York as the
ADS issuer. Holders of CDIs are not entitled to vote in person at meetings, but may vote by way of proxy.
There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any of the ordinary shares.
Holders of E ordinary shares have the right to vote at all general meetings and are entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder, to the extent that holders of
E ordinary shares will not be entitled to veto any resolution that would otherwise have been capable of being passed, or not, by the required majority of votes of holders of ordinary shares and subject to the Listings Requirements of the JSE, holders of E ordinary shares will not be counted for categorization purposes in terms of section 9 of the Listings
Requirements. These limitations on the E ordinary shares are a function of shareholder approval and the JSE Listing
Requirements.
The A redeemable preference shares have voting rights that are similar to those of ordinary shares. The B redeemable preference shares have limited voting rights, except in the event that a dividend on this class of share has not been paid and remains unpaid for six months, or in connection with issues directly affecting these preference shares or AngloGold
Ashanti as a whole, such as disposal of substantially all of the company’s assets, winding up AngloGold Ashanti or reducing the company’s share capital.
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
Transfer of Ordinary Shares
Dematerialized shares which have been traded on JSE are transferred on the STRATE (Share Transactions Totally
Electronic) settlement system and delivered within five business days after each trade.
The dematerialization of shares is not mandatory and holders of ordinary shares in AngloGold Ashanti may elect to retain their certificated securities. Subject to any statutory restrictions on transfer any member may transfer all or part of his certificated securities, to the extent it is not prevented by section 91A of the Companies Act. Every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers is kept or at such other place as the directors prescribe and must be accompanied by the share certificate and such other evidence as the directors or registrar may require to prove title and capacity of the intending transferor or transferee.
The directors may refuse to register any transfer of certificated securities unless the instrument of transfer, duly stamped, is lodged with AngloGold Ashanti accompanied by the share certificate, the transfer is in respect of only one class of securities or the transfer is permitted within any of AngloGold Ashanti’s incentive schemes.

Conversion of Ordinary Shares into Stock
AngloGold Ashanti may by special resolution convert any paid-up shares into stock and may reconvert any stock into paid-
up shares of any denomination. The holders of stock may transfer their respective interests but the directors may fix the minimum amount of stock transferable. The holders of stock have the same rights, privileges and advantages as regards participation in profits and voting at general meetings of AngloGold Ashanti as if they held the shares from which the stock arose. All of the provisions of the Articles apply equally to stock as to shares.
Increase and Reduction of Capital
AngloGold Ashanti shareholders may by way of special resolution in a general meeting and in accordance with the provisions of the Companies Act resolve to:
· increase its capital by any sum divided into shares of any amount;
·
consolidate and divide all or any part of its share capital into shares of larger amounts or consolidate and reduce the number of any issued no par value shares;
·
increase the number of any issued no par value shares without increasing its stated capital; cancel any shares which have not been subscribed for;
· sub-divide its shares or any of them into shares of smaller amounts than fixed by the memorandum of association;
·
vary, modify or amend any rights attached to any shares whether issued or not, including the conversion of any shares into preference shares; and
· convert any of its shares whether issued or not into shares of another class.
In addition, AngloGold Ashanti shareholders may by ordinary resolution in a general meeting and subject to the requirements of the Companies Act and the rules and requirements of the stock exchange on which the securities are listed, reduce, dispose of, distribute or otherwise deal with in any manner its share capital, share premium, stated capital, reserves and capital redemption reserve fund.
Share Premium Account and Capital Redemption Reserve Fund
AngloGold Ashanti shareholders may by ordinary resolution in a general meeting authorize the directors to distribute or deal with, in any way recommended by the directors, all or any part of the amount outstanding to the credit of any share premium account or capital redemption reserve fund of AngloGold Ashanti.
Rights upon liquidation
In the event of a winding up of AngloGold Ashanti:
·
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
·
the A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution.
·      The A redeemable and B redeemable shares do not confer the right to participation in the surplus funds of AngloGold
       Ashanti arising in any other manner.
·
the ordinary shares and E ordinary shares confer the equal rights to any surplus arising from the liquidation of all other assets of AngloGold Ashanti.

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
AngloGold Ashanti has entered the following Deposit Agreements with The Bank of New York as depositary and the owners and beneficial owners of American Depositary Receipts (the “Deposit Agreements”)
1.     the Deposit Agreement amended and restated as of August 5, 1998, filed with the SEC as an exhibit to AngloGold
Ashanti’s registration statement on Form F-6 (Registration Statement No. 333-14066) (the “Unrestricted ADS Deposit
Agreement”); and
2.     the Deposit Agreement dated February 27, 2004 , filed with the SEC as an exhibit to AngloGold Ashanti’s registration statement on Form F-6 (Registration Statement No. 333-14066) (the “Restricted ADS Deposit Agreement”),
As this section is a summary, it may not contain all the information that may be important to a holder of ADSs. For more complete information, see “Item 10.H.: Documents On Display”. Copies of the Deposit Agreements for each Facility are also available for inspection at the Corporate Trust Office of The Bank of New York currently located at 101 Barclay Street,
New York, New York, 10286.
Under the Unrestricted ADS Deposit Agreement The Bank of New York as depositary issues ADSs which are not subject to transfer restrictions under the Securities Act and are listed and trade on the New York Stock Exchange (the Unrestricted
ADSs).
Under the Restricted ADS Deposit Agreement The Bank of New York as depositary issues ADSs which are considered
“restricted securities” within the meaning of Rule 144 of the Securities Act (the Restricted ADSs). AngloGold Ashanti has
entered a Registration Rights Agreement pursuant to which it has undertaken to file a registration statement with the SEC covering resales of Restricted ADSs.
Any holder of Convertible Bonds which were offered and sold in the United States to Qualified Institutional Buyers (QIBs) in
reliance on Rule 144A under the Securities Act exercising its right to convert its Convertible Bonds into ADSs prior to the later of February 27, 2006 and the date that is two years after the last date on which AngloGold Ashanti or any affiliate of
AngloGold Ashanti was the owner of such Convertible Bonds, will receive Restricted ADSs issued under the Restricted
ADS Facility. Any holder of Convertible Bonds which were offered and sold outside the United States in accordance with
Regulation S under the Securities Act exercising its right to convert its Convertible Bonds into ADSs will receive
Unrestricted ADSs issued under the Unrestricted ADS Facility.
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
·   Restricted ADSs will carry a transfer restrictions legend; and
·   Restricted ADSs generally may be held in book–entry form.
Description of the ADSs
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
The Bank of New York is the actual holder of the AngloGold Ashanti ordinary shares, and therefore holders of ADSs may, in certain circumstances, not be treated by AngloGold Ashanti as shareholders of AngloGold Ashanti. The rights of ADS holders and the rights of and obligations of The Bank of New York as depositary are set out in the Deposit Agreements among The Bank of New York, the registered holders and beneficial owners of ADSs, and AngloGold Ashanti. The Deposit
Agreements and the ADSs are generally governed by the laws of the State of New York.
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
Holders of Restricted ADSs are subject to further requirements as to certification of their status upon surrender of
Restricted ADSs for the purpose of withdrawing the underlying ordinary shares. Those holders must deliver a written certificate and agreement by or on behalf of the person surrendering such Restricted ADSs who, after withdrawal, will be the beneficial owner of the ordinary shares to be withdrawn, acknowledging that the ordinary shares underlying the
Restricted ADSs have not been registered under the Securities Act, certifying as to whether or not those ordinary shares will remain restricted upon withdrawal and, in the case of ordinary shares that will remain restricted, agreeing: (a) not to offer, sell, pledge or otherwise transfer such ordinary shares except in a transaction that complies with the applicable transfer restrictions and (b) not to deposit or cause to be deposited such ordinary shares into any unrestricted depositary receipt facility established or maintained by a depositary bank (including another facility maintained by The Bank of New
York) unless the ordinary shares are no longer deemed to be restricted securities within the meaning of
Rule 44(a)(3) under the Securities Act.
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
$0.02 (or less) per ADS Any cash payment
Registration or transfer fees
Transfer and registration of AngloGold Ashanti ordinary shares on the AngloGold Ashanti share register to or from the name of
The Bank of New York or its agent when AngloGold Ashanti
ordinary shares are deposited or withdrawn
AngloGold Ashanti ADS holders must pay:
For:
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
·    are not liable if either of AngloGold Ashanti or The Bank of New York exercises discretion permitted under the applicable Deposit Agreement;

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

·    The Bank of New York must be able to close out the pre-release on not more than five business days’ notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York deems appropriate. The Bank of New York will normally limit the number of AngloGold Ashanti ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York may disregard this limit from time to time, if it thinks it is appropriate to do so.
Shareholders’ meetings
The directors may convene general meetings of AngloGold Ashanti shareholders. Subject to the provisions of the
Companies Act the shareholders may requisition for the convening of a general meeting.
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
Disclosure of Interest in Shares
Under South African law, a registered holder of AngloGold Ashanti shares who is not the beneficial owner of such shares is required to disclose every three months to AngloGold Ashanti, the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, AngloGold Ashanti may, by notice in writing, require a person who is a registered shareholder, or whom AngloGold Ashanti knows or has reasonable cause to believe has a beneficial interest in AngloGold Ashanti ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to AngloGold Ashanti the identity of the person on whose behalf the ordinary shares are held. AngloGold Ashanti may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. AngloGold
Ashanti is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interest equal to or in excess of 5 percent of the total number of ordinary shares issued by AngloGold Ashanti together with the extent of those beneficial interests.
Rights of Minority Shareholders
Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. There may also be common law personal actions available to a shareholder of a company.
Golden Share
Under the Stability Agreement, the Government of Ghana (Government) has confirmed and agreed that the Government’s rights with respect to the Golden Share apply only in respect of AngloGold Ashanti’s assets and operations in Ghana. The rights do not extend to any other assets or operations of AngloGold Ashanti outside Ghana, nor to any assets or operations of AngloGold Ashanti.

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
Upon a return of assets in a winding-up or liquidation of AngloGold Ashanti, the holder of the Golden Share is entitled to the sum of 1,000 cedis (approximately 10 US cents) in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalization issue.
The holder of the Golden Share may require AngloGold Ashanti to redeem the Golden Share at any time in consideration of the payment to such holder of 1,000 cedis (approximately 10 US cents).
10C. Material contracts
AngloGold and the Government of Ghana agreed the terms of a Stability Agreement, approved by the parliament of Ghana on February 18, 2004, (as amended) to govern certain aspects of the fiscal and regulatory framework under which
AngloGold Ashanti will operate in Ghana following the implementation of the Business Combination. AngloGold Ashanti is
not party to any further material contracts other than contracts entered into in the ordinary course of business.
10D.
Exchange controls
Exchange controls and other limitations affecting security holders
The following is a general outline of South African exchange controls and such outline may not apply to former residents of
South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.
South African law provides for exchange control regulations, which restrict the export of capital from the Common
Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The
exchange control regulations, which are administered by the Exchange Control Department of the South African Reserve
Bank, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities. Government officials have from time to time stated their intentions to lift South
Africa’s exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the Minister of Finance announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted.

Since then, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals.
However, it is impossible to predict with any certainty when the government will remove exchange controls in their entirety.
The comments below relate to exchange controls in force at the date of this annual report.
Investments in South African companies
A foreign investor may invest freely in ordinary shares in a South African company. Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash, but may require SARB review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.
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
Under current exchange control regulations, offshore investments by AngloGold Ashanti and its South African subsidiaries require the approval of the SARB. Subject to approval, there is no limit on the amount of capital that may be invested offshore.
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
Taxation of dividends
South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, AngloGold Ashanti has elected not to be subject to STC. As a result, although AngloGold Ashanti’s dividend payments are not subject to STC, AngloGold
Ashanti pays corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by AngloGold Ashanti being lower than the tax payable using the standard corporate tax rate together with STC. STC will be phased out over the next two years and replaced by a dividend withholding tax.
South Africa does not currently impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares, but there has been a recent announcement that this is about to change. In the case of a South African withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to
5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of the voting stock of
AngloGold Ashanti and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.
On February 21, 2007, the South African Minister of Finance, Mr Trevor Manuel, delivered his 2007 Budget Speech in which he stated that the STC currently levied at 12.5 percent will be replaced by a withholding tax on shareholders in respect of dividends distributed at a rate of 10 percent. This change will be implemented in two phases. On
October 1, 2007 the STC rate will reduce from 12.5 percent to 10 percent and in 2008 STC will be phased out and replaced by the 10 percent withholding tax.
The legislation giving effect to this has not been published, but AngloGold Ashanti expects that the effect of this proposal will be that in 2008 (the first phase) AngloGold Ashanti’s marginal tax rate for its South African mining operations should reduce from 45 percent to 43.4 percent and the tax rate on its non-mining income will reduce from 37 percent to
35.4 percent. In the second phase, (expected to take place in 2009), the marginal tax rate for AngloGold Ashanti’s South
African mining operations should reduce from 43.4 percent to 37 percent and the marginal tax rate for non-mining income should reduce from 35.4 percent to 29 percent. The amending legislation relating to these proposals is due to be published in July 2007.
Taxation of gains on sale or other disposition
South Africa imposes a tax on capital gains, which only applies to South African residents. The meaning of the word
"residents" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein.

United States taxation
The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on US tax laws including the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.
This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt entities, banks, certain financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of AngloGold Ashanti, partnerships, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.
As used herein, the term “US holder” means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a
US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.
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
For South African and US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. Therefore, deposits or withdrawals by a US holder of shares for ADSs or of ADSs for shares will not be subject to US federal income tax. The following discussion (except where otherwise expressly noted)
applies equally to US holders of shares and US holders of ADSs.
Taxation of dividends
The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a
US holder by AngloGold Ashanti generally will be taxable as dividend income to the US holder for US federal income tax purposes on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. The South African government, however, has recently announced its intent to enact a dividend withholding tax, which is expected to be phased in during 2008 and 2009.
See ‘Taxation – South African Taxation – Taxation of dividends’. Once the dividend withholding tax becomes effective,
US holders who are eligible for benefits under the current Treaty will be subject to a maximum tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.

The amount of any distribution paid in foreign currency (including the amount of any South African withholding tax thereon)
generally will be includible in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect, regardless of whether the foreign currency is converted into US dollars on such date. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares generally will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency generally will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency generally will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.
Subject to certain limitations, South African withholding taxes will be treated as foreign taxes eligible for credit against a
US holder’s US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute ‘passive category’ income, or in the case of certain US holders, ‘general category’ income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits. US holders whose tax year began prior to
January 1, 2007, should consult their own tax advisors as to the foreign tax credit rules applicable to them.
Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15 percent) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011.
For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period and other requirements and the non-US corporation satisfies certain requirements, including that either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. AngloGold Ashanti currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes. AngloGold Ashanti anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of AngloGold
Ashanti shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.
The US Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described above, applicable to dividends received by certain non-corporate holders.
Accordingly, the analysis of the creditability of South African withholding taxes or the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.
Taxation of capital gains
If a US holder is a resident of the United States for purposes of the Treaty, such holder will not be subject to South African tax on any capital gain if it sells or disposes of its shares or ADSs. Special rules apply to individuals who are residents of more than one country.
In general, upon a sale, exchange or other disposition of shares, a US holder will recognize capital gain or loss for
US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Deposits or withdrawals by a US holder of shares for ADSs, or of ADSs for shares, will not be subject to US federal income tax.
Passive foreign investment company considerations
A non-US corporation will be classified a Passive Foreign Investment Company (a PFIC) for any taxable year if at least
75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended December 31, 2006 and does not expect to become a PFIC in the foreseeable future. If AngloGold
Ashanti were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences.
These consequences may include having gains realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of the shares. Furthermore, dividends paid by AngloGold Ashanti would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.
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
Under the treasury and risk management policy, hedges may be put in place using approved instruments over the group’s planned gold production and resultant gold sales currency exposures. The tenor of the hedges may extend out to ten years. The treasury and risk management policy sets limits on the extent to which the hedge position may change for the various levels of treasury management from dealer, through treasurer, executive management and board.
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
Daily Treasurer
Monthly Management committee
Quarterly Treasury committee, Audit committee, Board of directors, Quarterly shareholder reports
The Treasury risk manager is responsible for monitoring all reports for completeness and accuracy. The reports include stress testing of all hedge positions for changes in gold prices, currency exchange rates, interest rates, and gold and exchange rate volatilities.
At AngloGold Ashanti, all front office (dealing), middle office (risk reporting), back office (deal confirmations) and payment
(treasury settlements) activities are segregated. All treasury transactions are captured on a third party developed treasury and risk management system that is widely used in corporate treasuries. The internal audit group conducts regular and ad-
hoc reviews of the activities of the treasury and the company’s treasury system.
Gold price risk management activities
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold sales. AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks that arise out of the group’s core business activities. Forward sales contracts and purchased or sold call and put options are used by the group to manage its exposure to gold price and currency fluctuations. Gold and currency hedging instruments are denominated in South African rands, US dollars, Brazilian real and Australian dollars. The hedging instruments utilized are forward sales and purchase contracts, purchased and sold put options and purchased and sold call options.

The mix of hedging of production hedged and the tenor of the hedging book is continuously reviewed in light of changes in operational forecasts, market conditions and the group’s hedging policy. AngloGold Ashanti’s reserves and financial strength have allowed it to arrange unmargined credit lines of up to ten years with counterparts.
Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of outstanding forward sales contracts at the end of 2006 was 122,133 kg compared with 159,783 kg at the end of 2005.
The company utilizes bought and sold put and call options as part of its active treasury management strategy.
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The group’s risk in selling call options is unlimited but mitigated by the fact that the group produce the commodity required by the option and would benefit by the same quantity as the option loss by selling production in the open market. The group’s risk in selling put options is unlimited but partially mitigated by put options purchased.
SFAS133 requires that derivative instruments be accounted for as follows:
•   Commodity based (“normal purchase or normal sale exempt”) contracts that meet the requirements of SFAS138, and are designated as such, are recognized in product sales when they are settled by physical delivery.
•   Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet at fair value as either a derivative asset or derivative liability. For cash flow hedges the effective portion of changes in fair value of the hedging instrument are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in product sales. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as a reduction in cash flow hedges, contracts with a carrying value, of $169 million at December 31, 2006, are expected to be recycled from other comprehensive income and recognized as a reduction in product sales during 2007.
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
The table below indicates AngloGold Ashanti’s total gold hedge position at a weighted average settlement price as at
December 31, 2006. The total net delta tonnage of the hedge on this date was 10.16 million ounces or 316 tonnes
(December 31, 2005: 10.84 million ounces or 337 tonnes).
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.903 billion as at
December 31, 2006 (as at December 31, 2005: negative $1.941 billion). These values were based on a gold price of
$636.30 per ounce, exchange rates of R/$7.001 and A$/$0.7886 and the prevailing market interest rates and volatilities at the time.

Year
2007               2008               2009
2010
2011
2012-2016
Total
DOLLAR GOLD
Forward contracts Amount (kg) 19,622 22,817 21,738 14,462 12,931 24,308 115,878
$ per oz $301 $314 $316 $347 $397 $418 $347
Forward contracts Amount (kg) 12,957 12,957
(Long position) $ per oz $639 $639
Put options purchased Amount (kg) 1,455 1,455
$ per oz $292 $292
Put options sold Amount (kg) 19,259 11,555 3,748 1,882 1,882 5,645 43,971
$ per oz $612 $587 $530 $410 $420 $440 $559
Call options purchased Amount (kg) 14,252 6,503 20,755
$ per oz $398 $432 $409
Call options sold Amount (kg) 47,779 46,776 41,148 32,036 36,188 51,294 255,221
$ per oz $475 $466 $473 $458 $492 $564 $491
RAND GOLD
Forward contracts Amount (kg) 2,138 933 3,071
Rand per kg R91,299 R116,335 R98,769
Put options purchased Amount (kg)
Rand per kg
Put options sold Amount (kg)
Rand per kg
Call options sold Amount (kg) 311 2,986 2,986 2,986 9,269
Rand per kg R108,123 R202,054 R216,522 R230,990 R212,885
AUD DOLLAR GOLD
Forward contracts Amount (kg) 7,465 2,177 3,390 3,111 16,143
A$ per oz A$669 A$656 A$649 A$683 A$666
Put options purchased Amount (kg) 4,977 4,977
A$ per oz A$826 A$826
Put options sold Amount (kg) 5,910 5,910
A$ per oz A$800 A$800
Call options purchased Amount (kg) 3,732 3,110 1,244 3,111 11,197
A$ per oz A$668 A$680 A$694 A$712 A$686
Call options sold Amount (kg) 6,532 6,532
A$ per oz A$847 A$847
Delta (kg) (36,687) (54,993) (62,616) (45,773) (46,952) (68,991) (316,012)
*Total net gold:
Delta (oz)
(1,179,513)      (1,768,063)      (2,013,148)
(1,471,634) (1,509,540) (2,218,109) (10,160,007)
Hedge delta as a percentage of current
production levels (%) **
21%                 31%                36%
26% 27% 8% 18%
*
The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at
December 31, 2006.
** Percentage based on 2006 full year production of 5,635,000 ounces.
At December 31, 2006 the company had 11.6 million committed ounces or 361t (2005: 11.8Moz or 369t).
Gold lease rate swaps
Year
2007          2008           2009           2010         2011       2012-2016
Amount (‘000oz)
270,000      100,000      130,000       100,000
-
Gold borrowing cost associated with
forward contracts
(1)
Interest rate %
0.69           0.78           0.89            1.25
-
Amount (‘000oz)
1,334,356
1,168,000      898,000       641,000      423,000
205,000
Gold lease rate swaps
(2)
Interest rate %
1.76           1.75            1.81           1.83           1.83              1.84
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

Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR SILVER
Put options purchased
Amount (kg) 43,545 43,545 87,090
$ per oz $7.40 $7.66 $7.53
Put options sold Amount (kg) 43,545 43,545 87,090
$ per oz $5.93 $6.19 $6.06
Call options sold Amount (kg) 43,545 43,545 87,090
$ per oz $8.40 $8.64 $8.52
Certain of the hedging positions reported in the above tables are governed by early termination clauses in favor of certain counterparts.
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
The following table indicates the group’s currency hedge position at December 31, 2006.
Year
2007
2008
2009
2010
2011
2012-2016
Total
RAND DOLLAR (000)
Put options purchased
Amount ($) 15,000 15,000
Rand per $ R7.61 R7.61
Put options sold Amount ($) 40,000 40,000
Rand per $ R7.08 R7.08
Call options sold Amount ($) 55,000 55,000
Rand per $ R7.34 R7.34
AUD DOLLAR (000)
Forward contracts
Amount ($) 73,518 20,000 93,518
$ per A$ $0.76 $0.73 $0.75
Put options purchased Amount ($) 10,000 10,000
$ per A $ $0.76 $0.76
Put options sold Amount ($) 10,000 10,000
$ per A $ $0.78 $0.78
Call options sold Amount ($) 10,000 10,000
$ per A$ $0.75 $0.75
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

The combined maximum credit exposure at the balance sheet date amounts to $655 million on a contract by contract basis. Credit risk exposure netted by counterpart amounts to $68 million. No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.
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
6                                                     Brazilian Bank AA(bra)
1                                                     Trade Finance House Not rated
AngloGold Ashanti does not anticipate non-performance by any counterparts.
Fair value
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. In certain cases, these estimates involve uncertainties and cannot be determined with precision. The estimated fair values of AngloGold Ashanti’s financial instruments at December 31, 2006 and 2005, are as follows:
December 31, 2006
December 31, 2005
Carrying
amount
Fair
value
Carrying
amount
Fair
value
(in
millions)
$
$
$
$
Cash and cash equivalents
(1)
471
471
196
196
Restricted cash
(1)
11
11
8
8
Short-term debt
(2)
33
33
160
160
Long-term debt
(2)
1,472
1,484
1,779
1,803
Derivatives
(3) (5)
(1,524)
(2,903)
(935)
(1,941)
Forward sales type agreements
(3)
(499)
1,328
(355)
(909)
Option contracts
(3)
(1,056)
(1,572)
(4)
(612)
(1,058)
(4)
Foreign exchange contracts
(3)
4
4
6
6
Foreign exchange option contracts
(3)
(12)
(12)
(5)
(5)
Interest rate swaps – Gold
(3)
39
5
31
25
Sub total – Hedge derivatives
(1,524)
(2,903)
(935)
(1,941)
Interest rate swaps – Non-gold
(3)
-
-
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
(3)
The fair value of the above instruments is calculated based on market prices, volatilities and interest rates, as at December 31, 2006 and 2005.
(4)
Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.
(5)
Carrying amount represents on balance sheet derivatives.

Sensitivity analysis
The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at
December 31, 2006 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):
Sensitivity analysis
Change in
Rate(+)
Change in Fair
value
(1)
Change in Rate
(-)
Change in Fair
value
(1)
Currency (R/$)
1 (16.5) 1 10.68
Currency (A$/$)
0.05                     1.61                      0.05                      (1.7)
Gold price ($/oz)
10 (100.8) 10 99.1
US Interest Rate (%)
0.1 (9.09) 0.1 9.11
ZAR Interest Rate (%)
0.1 (0.17) 0.1 0.17
Aus Interest Rate (%)
0.1 (0.09) 0.1 0.09
Gold Interest Rate (%)
0.1 14.80 0.1 (14.89)
(1)
In $ million.
Hedge levels
AngloGold Ashanti employs hedging as an element of its risk management strategy.
A summary of the hedge position as at December 31, 2004, 2005 and 2006 is as follows. The “years of production hedged”
is calculated as the hedge net delta position at year-end divided by the annual production for that year.
As at December 31,
Hedge Net Delta
kg’s
(2)
Annual Production for
Year
kg’s
(2)
Years of Production
Hedge
2004                                                           326,208 188,223 1.73
2005                                                           337,076 191,783 1.76
2006                                                           316,012 175,268 1.80
(2)
Includes equity accounted joint ventures.
While AngloGold Ashanti may reduce its net delta hedge position further in line with a positive price outlook, it will continue to actively manage the hedge positions.

Item 12: Description of securities other than equity securities
Not applicable.

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.
Item 14: Material modifications to the rights of security holders and use of proceeds
None.
Item 15: Controls and procedures
Management certification
(a) Disclosure Controls and Procedures: As of December 31, 2006, the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e)
under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on such evaluation, the Chief
Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange
Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the
Exchange Act is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.
(b) Management’s Annual Report on Internal Control over Financial Reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as defined in the Exchange Act
Rule 13a – 15(f) and 15d -15(f). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
The company’s internal control over financial reporting includes those policies and procedures that:
·
Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the company;
·
Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the Directors of the company; and
·
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Projections of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based
on this assessment, and using those criteria, management concluded, and hereby reports that the company’s internal control over financial reporting was effective as of December 31, 2006.
(c)  Changes in Internal Control over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule
13a – 15 during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.
(d)  Attestation Report of the Registered Public Accounting Firm: Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report, which appears below.
/s/ R M Godsell /s/ S Venkatakrishnan
Robert
Michael
Godsell
Srinivasan
Venkatakrishnan
Chief Executive Officer
Chief Financial Officer
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of AngloGold Ashanti Limited
We have audited management’s assessment, included in the accompanying "Management's Annual Report on Internal
Control Over Financial Reporting", that AngloGold Ashanti Limited maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the
Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AngloGold Ashanti Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United
States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that AngloGold Ashanti Limited maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States), the consolidated balance sheets of AngloGold Ashanti Limited as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended
December 31, 2006, and our report dated July 6, 2007 expressed an unqualified opinion thereon.
Ernst & Young Inc.
Registered Auditors
Johannesburg, Republic of South Africa
July 6, 2007

ITEM 16A: Audit committee financial expert
Mr Colin Brayshaw and Prof Wiseman Nkuhlu have been determined by our board to be audit committee financial experts within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC. Mr Brayshaw and
Prof Nkuhlu as well as each of the other members of the Audit and Corporate Governance Committee
(being Mr F B Arisman, Mrs E le R Bradley and Mr R P Edey) are independent directors. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines. Following Mr Brayshaw’s retirement from the board on May 4, 2007,
Prof Nkuhlu has become the chairman of the committee and is the sole financial expert.
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
In addition, the company has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders, including investors (and potential investors), regulators and analysts.
The code of ethics, whistle blowing and disclosure policies are available on the company’s website:
www.AngloGoldAshanti.com
under About > Corporate Governance - > Guidelines. The code of ethics and disclosure policy are also available on request from the company secretary.
ITEM 16C: Principal accountant fees and services
Ernst & Young has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended December 31, 2006 for which audited financial statements appear in this annual report on
Form 20-F. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to
AngloGold Ashanti in 2006 and 2005.
(in millions)
2006
$
2005
$
Audit Fees
(1)
9.29                            4.29
Audit-related Fees
(2)
0.88                            1.03
Tax Fees
(3)
0.06                            0.10
All Other Fees
(4)
-                            0.10
Total
10.23                            5.52
Rounding may result in computational differences.
(1) The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC. Included in the Audit fees, for 2006, are fees paid to the external auditors in respect of SOX compliance.
(2) Audit-related Fees consist of fees billed for assurance and related services and include consultations concerning financial accounting and reporting standards; and comfort letters; and consents.
(3) Tax Fees include fees billed for tax advice and tax compliance services.
(4) All Other Fees include fees billed for services relating to the review of an information technology system.

Audit Committee Pre-approval Policies and Procedures
It is the policy of AngloGold Ashanti to maintain compliance with the requirements of the various applicable legislation and good governance practices when appointing or granting work to the Company’s external auditor. Non-audit services may not be acquired without an employee of AngloGold Ashanti obtaining the pre-approval of the Audit and Corporate
Governance Committee as is laid out in the procedures relating to the pre-approval process.
The audit committee has delegated the approval authority to the chairman of the Audit and Corporate Governance
Committee, Prof Wiseman Nkuhlu or his designated official. The approval may take the form of a written or verbal response, and in the case of a verbal instruction these would be ratified at the next audit committee meeting. On a quarterly basis a summary of all approvals and word to date is tabled at the audit committee.
During 2006, no services were provided to AngloGold Ashanti by Ernst & Young in respect of Audit-related Fees (in the form of tax fees) paid pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
No work was performed by persons other than the principal accountant’s employees on the principal accountant’s engagement to audit AngloGold Ashanti’s financial statements for 2006.
ITEM 16D: Exemptions from the listing standards for audit
committees
Not applicable.
ITEM 16E: Purchases of equity securities by the issuer and
affiliated purchasers
Neither the issuer nor any affiliate of the issuer, purchased any of the company’s shares during 2006.

PART III
Item 17: Financial statements
Not applicable.

Item 18: Financial statements
Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of AngloGold Ashanti Limited
We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the “Company”) as of
December 31, 2006 and 2005 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the
Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
The financial statements of Société d'Exploitation des Mines d'Or de Sadiola S.A. (“Sadiola”), a corporation in which the
Company has a 38 percent interest, have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Sadiola, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Sadiola is stated at
$66 million and $67 million, respectively, at December 31, 2006 and 2005, and the Company’s equity in net income is stated
at $33 million, $8 million and $12 million for each of the three years in the period ended December 31, 2006.
The financial statements of Société d'Exploitation des Mines d'Or de Yatela S.A. (“Yatela”), a corporation in which the
Company has a 40 percent interest, have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Yatela, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Yatela is stated at
$26 million at December 31, 2006, and the Company’s equity in net income is stated at $34 million for the year then ended.
The financial statements of Société des Mines de Morila S.A. (“Morila”), a corporation in which the Company has a
40 percent interest, have been audited by other auditors at December 31, 2005 and 2004 and for the periods then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Morila, prior to restatement, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Morila is stated at $89 million and $72 million at December 31, 2005 and
2004, respectively, and the Company’s equity in net income is stated at $53 million and $20 million for the years then ended.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United
States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2006 and
2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended
December 31, 2006 in conformity with U.S generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),
the effectiveness of AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission and our report dated July 6, 2007 expressed an unqualified opinion thereon.
As discussed in note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation in accordance with SFAS123(R) Share-Based Payment, its method of accounting for deferred stripping costs in accordance with EITF Issue 04-6 Accounting for Stripping Costs Incurred during Production in the Mining
Industry, and its method of considering the effects of prior year misstatements in accordance with SAB 108 Considering the
Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

As discussed in note 2 to the consolidated financial statements, in 2005 the Company changed its method of accounting for employee benefit plans in accordance with SFAS87 Employers' Accounting for Pensions and SFAS106 Employers'
Accounting for Postretirement Benefits Other Than Pensions, and in 2006 in accordance with SFAS158 Employers’
Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88,
106 and 132(R).

Ernst & Young Inc.
Registered Auditor

Johannesburg, Republic of South Africa
July 6, 2007

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of income
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004
(In millions, except share and per share information)
Notes
2006
$
2005
$
2004
$
Sales and other income
2,715
2,485
2,151
Product sales
2,683
2,453
2,096
Interest, dividends and other
32
32
55
Costs and expenses
2,811
2,848
2,176
Production costs
1,525
1,638
1,340
Exploration costs
58
44
44
Related party transactions
6
8
41
45
General and administrative
140
71
58
Royalties
59
39
27
Market development costs
16
13
15
Depreciation, depletion and amortization
699
593
445
Impairment of assets
5
6
141
3
Interest expense
5
77
80
67
Accretion expense
5
13
5
8
Employment severance costs
5
22
26
7
Profit on sale of assets, loans and indirect taxes
5
(36)
(3)
(14)
Mining contractor termination costs
5
-
9
-
Non-hedge derivative loss
26
208
142
123
Other operating costs and expenses
5
16
9
8
(Loss)/income from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change
(96)
(363)
(25)
Taxation (expense)/benefit
7
(122)
121
132
Minority interest
(29)
(23)
(22)
Equity income in affiliates
99
39
23
(Loss)/income from continuing operations before cumulative effect of accounting change
(148)
(226)
108
Discontinued operations
8
6
(44)
(11)
(Loss)/income before cumulative effect of accounting change
(142)
(270)
97
Cumulative effect of accounting change, net of taxation of $11 million in 2005
2/5
-
(22)
-
Net (loss)/income – applicable to common stakeholders
(142)
(292)
97
(Loss)/earnings per share : (cents)
From continuing operations
9
Ordinary shares
(54)
(85)
43
E Ordinary shares
(91)
-
-
Ordinary shares - diluted
(54)
(85)
42
E Ordinary shares - diluted
(91)
-
-
Discontinued operations
9
Ordinary shares
2
(17)
(4)
E Ordinary shares
-
-
-
Ordinary shares - diluted
2
(17)
(4)
E Ordinary shares - diluted
-
-
-
Before cumulative effect of accounting change
9
Ordinary shares
(52)
(102)
39
E Ordinary shares
(91)
-
-
Ordinary shares - diluted
(52)
(102)
38
E Ordinary shares - diluted
(91)
-
-
Cumulative effect of accounting change
9
Ordinary shares
-
(8)
-
E Ordinary shares
-
-
-
Ordinary shares - diluted
-
(8)
-
E Ordinary shares - diluted
-
-
-
Net (loss)/income
9
Ordinary shares
(52)
(110)
39
E Ordinary shares
(91)
-
-
Ordinary shares - diluted
(52)
(110)
38
E Ordinary shares - diluted
(91)
-
-
Pro forma amounts assuming change in accounting for employee benefits plans is applied retroactively:
Income before cumulative effect of accounting change
2
79
Per basic share (cents)
2
32
Net income
2
31
Per basic share (cents)
2
32
Per diluted share (cents)
2
31
Weighted average number of shares used in computation
9
Ordinary shares
272,613,263
264,635,634
251,352,552
E Ordinary shares - basic and diluted
194,954
-
-
Ordinary shares - diluted
272,637,483
264,635,634
252,048,301
Dividend paid per ordinary share (cents)
39
56
76
Dividend paid per E ordinary share (cents)
-
-
-
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated balance sheets
AT DECEMBER 31, 2006 and 2005
(In millions, except share information)
Notes
2006
$
2005
$
ASSETS
Current Assets
1,876
1,401
Cash and cash equivalents
471
196
Restricted cash
10
11
8
Receivables
160
209
Trade
40
97
Recoverable taxes, rebates, levies and duties
59
45
Related parties
1
-
Other
60
67
Inventories
11
354
260
Materials on the leach pad
11
46
37
Derivatives
26
649
675
Deferred taxation assets
7
167
-
Assets held for sale
16
18
16
Property, plant and equipment, net
12
4,977
4,922
Deferred stripping
12
-
105
Acquired properties, net
13
1,289
1,412
Goodwill
14
542
524
Other intangibles, net
14
24
26
Derivatives
26
6
38
Other long-term inventory
11
68
32
Materials on the leach pad
11
149
116
Other long-term assets
15
543
496
Deferred taxation assets
7
39
41
Total assets
9,513
9,113
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
2,467
1,874
Trade accounts payable
278
203
Payroll and related benefits
94
78
Other current liabilities
17
126
199
Derivatives
26
1,782
1,121
Short-term debt
18
33
160
Tax payable
148
107
Liabilities held for sale
16
6
6
Other non-current liabilities
19
24
14
Long-term debt
20
1,472
1,779
Derivatives
26
397
527
Deferred taxation liabilities
7
1,275
1,152
Provision for environmental rehabilitation
5 / 21
310
325
Other accrued liabilities
22
27
19
Provision for pension and other post-retirement medical benefits
23
172
200
Minority interest
61
60
Commitments and contingencies
24
-
-
Stockholders’ equity
25
3,308
3,163
Common stock
400,000,000 (2005 – 400,000,000) authorized common stock of 25 ZAR cents each
Stock issued 2006 – 276,236,153 (2005 – 264,938,432)
10
10
Additional paid in capital
5,539
4,972
Accumulated deficit
(1,476)
(1,143)
Accumulated other comprehensive income
(765)
(676)
Total liabilities and stockholders’ equity
9,513
9,113
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of cash flows
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004
(In millions, except share information)
Notes
2006
$
2005
$
2004
$
Net cash provided by operating activities
770 347 513
Net (loss)/income – applicable to common stockholders (142) (292) 97
Reconciled to net cash provided by operations:
Cumulative effect of accounting change

Loss/(profit) on sale of assets, loans and indirect taxes 6 (3) (14)
Depreciation, depletion and amortization
699 593 445
Deferred stripping costs
- (28) (28)
Impairment of assets 6 141 3
Deferred taxation
(34) (191) (200)
Movement in non-hedge derivatives 339 54 201
Equity income in affiliates
(99) (39) (23)
Dividends received from affiliates
85 51 24
Other non cash items 5 31 32
Net (decrease)/increase in provision for environmental
rehabilitation and pension and other post-retirement medical benefits
(62) 52 (15)
Effect of changes in operating working capital items:
Receivables
11 8 (24)
Inventories (165) (58) (39)
Accounts payable and other current liabilities
122 37 56
Net cash provided by continuing operations
771 378 515
Net cash used in discontinued operations (1) (31) (2)
Net cash used in investing activities
(611) (624) (995)
Cash acquired in acquisitions 3 - - 56
Increase in non-current investments
(20) (27) (30)
Additions to property, plant and equipment (811) (710) (571)
Proceeds on sale of mining assets 57 8 10
Proceeds on sale of discontinued assets
9 4 -
Proceeds on sale of available for sale investments 11 1 -
Cash outflows from derivatives purchased - (69) (359)
Cash inflows from derivatives sold
- - 49
Cash inflows from derivatives with financing 141 153 -
Cash consideration for acquisitions or disposals
3 - - (227)
Loans receivable advanced (1) (7) (2)
Loans receivable repaid 6 6 85
Change in restricted cash
(3) 17 (6)
Net cash generated in financing activities
119 200 276
Short-term debt repaid (134) (284) (609)
Short-term debt raised
16 137 88
Issuance of stock 512 9 3
Share issue expenses (5) - -
Long-term debt repaid
(418) (19) (200)
Long-term debt raised 142 471 989
Cash outflows from derivatives relating to acquisitions - - (24)
Cash inflows from derivatives with financing 138 55 227
Dividends paid (132) (169) (198)
Net increase/(decrease) in cash and cash equivalents
278 (77) (206)
Effect of exchange rate changes on cash
(3) (3) 13
Cash and cash equivalents – January 1,
196 276 469
Cash and cash equivalents – December 31,
471 196 276
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of stockholders’ equity
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004
(In millions, except share information)
Common stock
Common
stock
$
Additional paid
in capital
$
Other
comprehensive
income*
$
Accumulated
deficit
$
Total
$
Balance – January 1, 2004
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
Comprehensive loss
(545)
Stock issues as part of Share Incentive Scheme
475,538
-
9
9
Unearned stock awards compensation expense
2
2
Dividends
(149)
(149)
Balance – December 31, 2005
264,938,432
10
4,972
(676)
(1,143)
3,163

Cumulative deferred stripping adjustment. Refer to Note 2.
(73)
(73)
Cumulative cut-off adjustment. Refer to Note 2.
(11)
(11)
Net loss
(142)
(142)
Translation loss
(108)
(108)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax
97
97
Net loss on cash flow hedges, net of tax
(86)
(86)
Net gain on available for sale financial assets arising during the period, net of tax
8
8
Comprehensive loss
(315)
Stock issues as part of equity offering
9,970,732
-
498
498
Stock issues as part of Share Incentive Scheme
398,399
-
9
9
Stock based compensation expense
60
60
Dividends
(107)
(107)
Balance – December 31, 2006
275,307,563
10
5,539
(765)
(1,476)
3,308
* The cumulative translation loss included in other comprehensive income amounted to $581 million (2005: $473 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $96 million
(2005: $71 million), included in other comprehensive income in respect of cash flow hedges amounted to $260 million (2005: $271 million). The cumulative gain, net of deferred taxation of $1 million (2005: $nil million), included in other comprehensive income in respect of available for sale financial assets amounted to $12 million (2005: $4 million). The cumulative gain included in other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2005: $64 million). This gain is offset by $64 million (2005: $64 million) arising from translation of a net investment in foreign entities.
As at December 31, 2006, $286 million of retained earnings arising from the Company’s equity accounted joint ventures and certain subsidiaries may not be remitted without third-party shareholder consent.
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004
(In millions, except share information)
1.
NATURE OF OPERATIONS
AngloGold Ashanti Limited (the "Company"), as it conducts business today, was formed on April 26, 2004 following the Business Combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti).
AngloGold, formerly Vaal Reefs Exploration and Mining Company Limited, was incorporated in South Africa on
May 29, 1944 and Ashanti was incorporated in Ghana on August 19, 1974. The Company conducts gold-mining operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United
States of America (USA). The Company also produces uranium oxide and sulphuric acid.
2.
ACCOUNTING CHANGES
Stock Based Compensation
At December 31, 2006, the Company has five stock-based employee compensation plans consisting of time-based awards, performance related awards and equity settled compensation plans, which are described more fully in
Note 30 the “AngloGold Limited share incentive scheme and plans”. Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25,
“Accounting for Stock Issued to Employees, and related Interpretations”, as permitted by SFAS123, “Accounting for
Stock-Based Compensation”. In accordance with APB No. 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. During the years ended December 31, 2005 and 2004 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants. During the year ended December 31, 2005 the Company recognized a compensation expense of $2 million related to Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP) treated as equity settled compensation plans under APB No. 25. As of December 31, 2005 no compensation expense was recognized, related to the performance awards under APB No. 25. The Company recognized compensation credit of
$4 million during 2004, related to the performance awards under APB No. 25, due to a decline in fair market value to below the exercise price of such awards.
On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based
Payment”, using the modified prospective transition method. Under this method, compensation cost recognized in the year ended December 31, 2006 includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS123, and b) compensation cost for all share-based payments granted subsequent to
January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS123(R). The results for prior periods have not been restated.
As a result of adopting SFAS123(R) on January 1, 2006, the Company’s loss before income taxes and net loss for the year ended December 31, 2006, are $31 million higher, than if it had continued to account for share-based compensation under APB No. 25. Basic and diluted loss per share for the year ended December 31, 2006 would have been $0.40 if the Company had not adopted SFAS123(R), compared to reported basic and diluted loss per share of $0.51.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2.
ACCOUNTING CHANGES (continued)
SFAS123(R) requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement did not impact the Company’s cash flow disclosure for the year ended December 31, 2006 as the Company received the benefit of a tax deduction of less than $1 million for compensation cost settled in equity. No income tax benefit was recognized in 2005 and
2004.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation in 2005 and 2004. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option pricing model and amortized to expense over the options’ vesting periods.
Year Ended December 31,
(in millions, except per share data)
2005
$
2004
$
Net (loss)/income, as reported
(292)
97
Add: Unearned stock awards compensation expense, calculated under APB No. 25
2
-
(Deduct)/add: Variable compensation awards (credit)/expense, calculated under APB No. 25
-
(4)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of
related tax effects
(2)
(3)
Pro forma net (loss)/income
(292)
90
(Loss)/earnings per share (cents)
Basic – as reported
(110)
39
Basic – pro forma
(110)
36
Diluted – as reported
(1)
(110)
38
Diluted – pro forma
(1)
(110)
36
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

Deferred Stripping Costs
On January 1, 2006, the Company adopted Emerging Issues Task Force (“EITF”) Issue 04-6, “Accounting for
Stripping Costs in the Mining Industry”. Issue No. 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and that post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.
The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated. Upon adoption, the cumulative effect of the accounting change reduced opening retained earnings by
$73 million (net of Taxation), increased the value of inventory by $5 million, eliminated the capitalized deferred stripping balance of $105 million, decreased Deferred taxation by $29 million, reduced Other long-term assets by
$3 million and decreased Minority interest by $1 million. Adoption of the new guidance had no impact on the
Company’s cash position or net cash from operations.
Prior to January 1, 2006, stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping) as part of mining assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2.
ACCOUNTING CHANGES (continued)
As at    December 31,
(in millions)
2006
$
2005
$
Movements in the deferred stripping costs balance were as follows:
Opening balance
105
69
Cumulative effect adjustment
(105)
-
Amount deferred
-
28
Translation
-
8
Closing balance
-
105
Cut-off adjustments

Certain subsidiaries within the Company have in prior years consistently determined the year end close process in respect of certain operating costs at dates immediately preceding the Christmas vacation period. Historically, management concluded that any resulting adjustment was immaterial to operating results as all entities had twelve reporting periods and used the same cut-off dates from year to year.

The above errors arose as a combination of the cut-off process being linked to the mine production cycle as well as utilizing a date not aligned to December 31 each year, although the same dates were utilized from year to year.

On September 13, 2006, the SEC staff published Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects
of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”).
SAB 108 (SAB Topic 1.N) addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements.

As part of the 2006 year end financial statement close process the Company quantified the balance sheet impact and determined that it would only have a material effect in the reporting of “Payroll and related benefits”, which is separately identified on the face of the balance sheet for all years presented. The other accounts that were affected are Tangible Assets – Mine development costs; Inventories – Gold in process; Deferred taxation; Cash and cash equivalents; Trade accounts payable and Payroll and related benefits.

The Company previously considered the above errors to be immaterial under the rollover method and evaluated the misstatement against the current year financial statements under both the rollover and iron curtain methods.

In accordance with the transition provisions provided in SAB 108 the cumulative effect of applying SAB 108 as an adjustment to opening retained earnings is summarized below:
(in millions)
$
Assets
Tangible Assets – Mine development costs
3 (increase)
Inventories – Gold in process
1 (increase)
Deferred taxation
5 (increase)
Trade receivables
5 (decrease)
Liabilities
Trade accounts payable
3 (increase)
Payroll and related benefits
10 (increase)
Other creditors
2 (increase)
Retained earnings
11 (decrease)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2.
ACCOUNTING CHANGES (continued)
Employee Benefit Plans
On September 29, 2006 the FASB issued SFAS158, “Employers’ Accounting for Defined Benefit Pension and Other
Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS158 requires an entity to:
•
recognize in its statement of financial position an asset for a defined benefit post-retirement plan's overfunded status or a liability for a plan's underfunded status;
•
measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year-end statement of financial position;
•
recognize as a component of accumulated other comprehensive income, net of tax, amounts accumulated at the date of adoption due to delayed recognition of actuarial gains and losses, prior service costs and credits, and transition assets and obligations; and
•
expand the disclosure requirements of SFAS132(R) to include disclosure of additional information in the notes to financial statements about certain effects on net periodic benefit cost in the next fiscal year that arise from delayed recognition of actuarial gains or losses, prior service costs or credits and unrecognized transition assets and obligations.
The adoption of the recognition and disclosure requirements of SFAS158 which are effective for fiscal years ending after December 15, 2006, did not have a material impact on the Company’s earnings and financial position as the
Company changed its accounting policy during the second quarter of 2005, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan.
This change was made as the Company believes that elimination of the permitted pension and post-retirement benefit corridor, as allowed by SFAS87 and SFAS106 will result in more accurate financial information.
The cumulative effect of this change in accounting treatment with respect to actuarial gains and losses recorded in
2005 decreased net income and stockholders’ equity by $22 million (net of taxation of $11 million).
The Company’s employee benefit plans are described more fully in Note 30 the “Employee benefit plans”.
The results for 2004 are presented on a historical basis and do not reflect the change in accounting treatment with respect to actuarial gains and losses. Had the Company changed its accounting policy, retroactive to January 1, the historical income before cumulative effect of accounting change, net income and related per share amounts would have been changed to the adjusted amounts indicated below:
Year ended December 31, 2004
(in US Dollars, millions, except for share data)
Income before
cumulative effect of
accounting change
Per
basic
share
(1)
(cents)
Per
diluted
share
(1)
(cents)
Net
income
Per
basic
share
(1)
(cents)
Per
diluted
share
(1)
(cents)
As reported – historical basis
97
39
38
97
39
38
Impact on earnings net of taxation
(18)
(7)
(7)
(18)
(7)
(7)
Adjusted
79
32
31
79
32
31
(1)
Basic and diluted earnings per common share. The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS
2006 acquisitions
The Company made the following acquisitions during the year:
•
Agreement signed with China explorer Dynasty Gold Corporation
On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold
Corporation, a Vancouver-based company, with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of 5.75 million Dynasty units at a price of C$0.40 each. Each unit consists of one common share and one-half common share purchase warrant exercisable at a price of C$0.60 per unit for two years.
•
Agreement with International Tower Hill Mines Limited
On June 30, 2006 AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold Ashanti), International Tower Hill Mines Ltd
(ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaska mineral exploration properties and associated databases in return for 5,997,295 common shares of ITH stock, representing an approximate 19.99 percent interest in ITH (June 15, 2007: 15.68 percent). The sales transaction closed on
August 4, 2006. AngloGold Ashanti also granted to ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project (total of $6 million)
within four years of the grant date of the options. As part of the two option agreements, AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.
•
Strategic alliance in Russia with Polymetal and agreement to acquire assets from Trans-Siberian Gold plc
On September 21, 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation. At the same time, AngloGold Ashanti announced that it had submitted an offer to the board of Trans-Siberian Gold plc (TSG) to acquire all of TSG’s interest in its Krasnoyarsk based subsidiaries, OOO GRK Amikan and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania for a total consideration of $40 million. TSG announced on February 12, 2007, that the agreements for the sale of its
Krasnoyarsk based subsidiaries to AngloGold Ashanti have been signed. The South African Reserve Bank has approved the transaction. These companies to be acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the strategic alliance. The
Company’s aggregate shareholding in TSG at December 31, 2006 was 12,263,170 ordinary shares (29.9 percent interest held).
•
Purchase of Central African Gold Plc (CAG) shares
Arising from the sale of Bibiani assets, AngloGold Ashanti decided to apply $3 million of the partial proceeds to an investment of 15,825,902 Central African Gold plc (CAG) shares. Subsequent to this decision, local regulators required that the shares in CAG be sold within 90 days of December 28, 2006. The Company has classified the shares as held for sale. Refer to Note 16 – Assets and liabilities held for sale. On February 14, 2007, the Company disposed of 7,000,000 CAG shares yielding total proceeds of £768,845 ($1.5 million) and during April 2007, disposed of the remaining 8,825,902 CAG shares yielding total proceeds of £894,833 ($1.8 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)

2006 disposals
The Company’s disposals during the year included:
•
Sale of Bibiani
On August 23, 2006, AngloGold Ashanti announced that it had entered into a conditional agreement with Central
African Gold plc (CAG) to sell the assets, related to Bibiani and Bibiani North prospecting permit, including all of
Bibiani’s employees, fixed mining and non-mining assets, inventory, trade receivables and intellectual property as well as the Bibiani mining lease and the Bibiani North prospecting license, and procure the cessation and delegation of all contracts related to Bibiani to CAG for a total consideration of $40 million. The conditions precedent to the sale of
Bibiani were satisfied effective December 28, 2006. The Bibiani North prospecting license was assigned to CAG on
May 17, 2007 by the Ghanaian Land Commission and Registry.

2005 acquisitions
On May 31, 2005 the Company acquired an additional 12.4 percent interest in Trans-Siberian Gold plc as further discussed in this note under 2004 acquisitions “AngloGold Ashanti acquires stake in Trans-Siberian Gold plc”.
2005 disposals
The Company’s disposals during the year included:
•
Conditional sale of Weltevreden mine in exchange for Aflease shares
On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from
AngloGold Ashanti, its Weltevreden mine in an all script deal valued on May 6, 2005 at R75 million ($11 million). On
December 19, 2005, Aflease was acquired by sxr Uranium One Incorporated (formerly Southern Cross Incorporated)
(sxr Uranium One). As certain conditions precedent to the agreement with regards to mining rights conversion were not fulfilled for that property as of December 31, 2006, the Company has separately classified assets and liabilities for
Weltevreden presented in the consolidated balance sheet, as held for sale. Refer to Note 16 – Assets and liabilities held for sale.

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
During the year ended December 31, 2005, the Company recorded an impairment of $4 million, relating to goodwill formerly assigned to operations situated in Ghana (at Bibiani) as part of the Business Combination, resulting from a reduction in the life of mine following re-assessments at this operation. No impairments relating to goodwill were recorded during the year ended December 31, 2006. Refer to Note 5 – Impairment of assets and to Note 14 –
Goodwill and other intangibles.
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
The carrying amount of goodwill recorded in the AngloGold Ashanti Business Combination by reporting segment, as of December 31, 2006 and 2005 is summarized as follows:
Ghana
$
Guinea
$
Tanzania
$
Total
$
Balance at January 1, 2004 122 10 50 182
Impairment losses (4) - - (4)
Balance at December 31, 2005 118 10 50 178
Impairment losses - - - -
Balance at December 31, 2006 118 10 50 178

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
For information purposes only, the following unaudited pro forma financial data reflects the consolidated results of operations of AngloGold Ashanti as if the Business Combination had taken place on January 1, 2004:
Year ended December 31,
2004
$
Total revenue
2,478
$
Per basic and diluted
common share
(1)
(cents)
Net income/(loss) before cumulative effect of accounting change
241
91
Cumulative effect of accounting change
-
-
Net income/(loss) – applicable to common stockholders
241
91
Basic weighted average number of common shares used in computation
264,402,721
Diluted weighted average number of common shares used in computation
265,098,470
(1)
The calculation of diluted earnings/(loss) per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
The above pro forma financial data for the year ended December 31, 2004 includes mark-to-market gains on derivative instruments amounting to $169 million. The above pro forma financial data for the year ended
December 31, 2004 does not include the application of hedge accounting prior to the acquisition to significant portions of acquired derivative instruments as hedge accounting documentation was not in place during this period. The pro forma information is not indicative of the results of operations that would have occurred had the Business Combination been consummated on January 1, 2004. The information is not indicative of the group’s future results of operations.
•
AngloGold Ashanti acquires stake in Trans-Siberian Gold plc
On July 1, 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc
(TSG) for the acquisition of a 29.9 percent stake in the Company through an equity investment of approximately
£18 million ($32 million) in two subscriptions for ordinary shares. TSG is listed on the AIM. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. This first move into Russia allowed AngloGold Ashanti the opportunity of establishing a meaningful interest in a Company with Russian assets and activities, thereby allowing
AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as being able to establish a business within this prospective new frontier. On December 23, 2004, it was announced that the second subscription had been delayed to April 15, 2005 while on April 18, 2005, the second subscription date was extended by a further two weeks to April 29, 2005. On April 28, 2005, the Company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on June 30, 2004.
The revised terms of the subscription was approved by TSG shareholders on May 27, 2005 and AngloGold Ashanti’s
17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription for 6,131,585 ordinary shares in TSG for an aggregate consideration of £8 million ($15 million) was completed.
•
Agreement with Red 5 Limited
On October 11, 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer
Red 5 Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of A$5 million ($4 million). The placement was to be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the
Surigao region of the Republic of the Philippines. For a period of 2 years commencing in October 2004, AngloGold
Ashanti had the right to enter into Joint Venture arrangements on Red 5's tenements (excluding their Siana project)
with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these Joint Venture areas. On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent. As at
December 31, 2006, AngloGold Ashanti held 13 percent in Red 5 Limited, after the dilution of shareholding (from
14.1 percent) resulting from the increase in issued share capital. On September 18, 2006, AngloGold Ashanti elected to exercise a second Joint Venture option with Red 5 Limited – the Outer Siena Joint Venture, located to the south-
east of Boyongan - in terms of which the Company will spend a minimum of A$1.5 million ($1.2 million) in the first year with no interest. The Company may earn between 52 percent and 58.5 percent interest in two tenements through an additional expenditure of A$4 million ($3 million), with a right to increase its holding by 8 percent to 9 percent through an additional spend of A$5 million ($4 million).

2004 disposals
The Company’s disposals during the year included:
•
Sale of stake in Jerritt Canyon Joint Venture to Queenstake Resources USA Inc.
In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold’s interest in the Jerritt Canyon Joint Venture to Queenstake
Resources USA Inc., effective June 30, 2003. Based on an agreement reached between the parties, AngloGold
Ashanti was paid on August 25, 2004, approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that AngloGold
Ashanti retained.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
•
Sale of Western Tanami project
On January 20, 2004, AngloGold announced that it had received a cash payment of A$4 million ($3 million) and
25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This follows an initial payment of A$0.3 million ($0.2 million) made on
November 24, 2003, when the Heads of Agreement was signed by the companies. The Company realized a profit of
$3 million on sale of these assets. Refer to Note 5 – (Profit)/loss on sale of assets, loans and indirect taxes. In addition, a further 2 million fully paid ordinary shares were received from Tanami Gold in respect of a rights issue in
June 2004. During the period October 10, through October 18, 2005, AngloGold Ashanti Australia reduced it shareholding in Tanami Gold to 5 percent, through the sale of 8 million fully paid ordinary shares for a cash consideration of A$1.3 million ($1.0 million) and in February 2006, disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million ($3.0 million).
•
Sale of Union Reefs Mine
On August 5, 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation. The Company realized a profit of
$2 million on sale of these assets. Refer to Note 5 – (Profit)/loss on sale of assets, loans and indirect taxes.
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
Subsequently in August 2005, AngloGold Ashanti and Mwana Africa Holdings (Proprietary) Limited agreed that the second payment of $1.505 million would be settled by an immediate payment of $1.0 million and the subsequent issue to AngloGold Ashanti of 600,000 Mwana Africa plc shares, once that company listed on the London Stock
Exchange. Mwana Africa plc is a junior exploration and mining company with assets located in Zimbabwe as well as in the Democratic Republic of Congo. As at December 31, 2006, AngloGold Ashanti retains its 600,000 shares in
Mwana Africa plc. The sole operating asset of Ashanti Goldfields Zimbabwe Limited as sold to Mwana Africa
Holdings (Proprietary) Limited was the Freda-Rebecca Gold Mine. No (profit)/loss was realized on disposal.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
Fair value of acquisitions and (disposals) of businesses
2006
Total
2005
Total
2004
Ashanti
Goldfields
Company
Limited
(1)(3)
2004
Other
(3)
2004
Total
$
$
$
$
$
Cash
-
-
56
-
56
Property, plant and equipment
-
-
2,066
(5)
2,061
Acquired properties
-
-
873
-
873
Goodwill
(1)
-
-
182
-
182
Other intangibles
(2)
-
-
49
-
49
Provision for environmental rehabilitation
-
-
(51)
1
(50)
Long-term liabilities
-
-
(743)
1
(742)
Current assets
-
-
126
(4)
122
Current liabilities
-
-
(155)
3
(152)
Long-term debts
-
-
(197)
2
(195)
Derivatives
-
-
(432)
-
(432)
Minority interest
-
-
(3)
-
(3)
Net value of assets acquired/(disposed)
-
-
1,771
(2)
1,769
Profit on sale of assets
-
-
-
-
-
Purchase/(sale) consideration
-
-
1,771
(2)
1,769
Deferred purchase consideration
-
-
-
2
2
-
-
1,771
-
1,771
Purchase price (paid)/received
-
-
(1,771)
-
(1,771)
- Cash consideration
-
-
(227)
-
(227)
- Issuance of common stock
-
-
(1,544)
-
(1,544)
Gross value
-
-
(1,547)
-
(1,547)
Share issue expenses
-
-
3
-
3
(1)
The AngloGold Ashanti Business Combination was completed effective April 26, 2004. Refer to Note 3 — Acquisitions and disposals of businesses and assets: Business Combination between AngloGold and Ashanti. The Company has recorded goodwill, relating to the portion of the purchase price which cannot be attributed to the fair value of assets and liabilities acquired, of $182 million on acquisition. During the year ended December 31, 2005, the Company recorded an impairment of $4 million, relating to goodwill formally assigned to operations situated in Ghana (at Bibiani) as part of the Business Combination. No impairments relating to goodwill were recorded during the year ended December 31, 2006. Refer to Note 5 – Impairment of assets.
(2)
Represents royalty rate and tax rate concession agreements with the government of Ghana. Fair value is based on estimated future cash flows. During the year ended December 31, 2005, the Company recorded an impairment of $20 million relating to the tax rate concession agreement with the government of Ghana. No impairments were recorded during the year ended
December 31, 2006. Refer to Note 5 – Impairment of assets.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
The more significant areas requiring the use of management estimates and assumptions include mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-
downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities;
valuation allowances for deferred taxation assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.
Comparatives: Comparatives have been reclassified, where necessary to comply with the current year’s presentation.
The following are the accounting policies used by the Company which have been consistently applied except for the adoption of SFAS123(R), “Share-Based Payment” on January 1, 2006, the adoption of EITF Issue 04-6 “Accounting for Stripping Costs in the Mining Industry” on January 1, 2006, the adoption of SFAS158, “Employers’ Accounting for
Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and
132(R)” and the Company’s change in accounting policy, retroactive to January 1, 2005, with respect to accounting for employee pension and post-retirement benefit plans.
4.1 Consolidation
The consolidated financial information includes the financial statements of the Company and its subsidiaries.
Where the Company has a direct or indirect controlling interest in an entity through a subsidiary, the entity is classified as a subsidiary. Interests in incorporated mining joint ventures in which the Company has joint control are accounted for by the equity method and are included in other long-term assets.
The financial statements of subsidiaries and the Environmental Trust Fund (a rehabilitation trust under the
Company’s control) are prepared for the same reporting period as the Company, using the same accounting policies, except for Rand Refinery Limited (a subsidiary of the Company) which reports on a three-month time lag. Adjustments are made to subsidiary financial results for material transactions and events in the intervening period.
Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-
consolidated from the date on which control ceases.

Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
4.2 Investments in equity investees (associates and incorporated joint ventures)
Investments in associates
An associate is an entity other than a subsidiary in which the Company has a material long-term interest and in respect of which the Company has the ability to exercise significant influence over operational and financial policies, normally owning between 20 percent and 50 percent of the voting equity.
Investments in incorporated joint ventures
A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the
Company and one or more external joint venture partners under a contractual arrangement.

Investments in associates and incorporated joint ventures are accounted for using the equity method. The initial investment in these entities is recorded at cost. Post acquisition, the Company’s share of profits or losses of associates and incorporated joint ventures is recognized in the income statement as equity accounted earnings.
The carrying amount of investments in associates and incorporated joint ventures is adjusted to recognize all cumulative post-acquisition movements in the equity of the investment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.2 Investments in equity investees (associates and incorporated joint ventures) (continued)
Goodwill relating to associates and incorporated joint ventures is included in the carrying value of the Company’s investment in those entities. The total carrying value of equity accounted investments in associates and incorporated joint ventures, including goodwill, is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary or at least annually. When an indicated
impairment exists, the carrying value of the Company’s investment in those entities is written down to its fair value. The Company’s share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the Company, is included in the consolidated financial statements based on the results reported by those investees for their financial years. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the
Company.
4.3 Foreign currency translation
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).
Transactions and balances
Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions.
Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate, except where hedge accounting is applied. These transactions are included in the determination of other income.
Group companies
The results and financial position of all group entities (none of which has the functional currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
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
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to stockholders’ equity on consolidation.
When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the ruling closing rate at each balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.4 Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments and are reported on a reporting segment basis using a management approach. This approach is based on the way management organizes segments within the Company for making operating decisions and assessing performance. The Chief operating decision maker has determined that the Company operates primarily in the delivery of one product, namely Gold. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.
4.5 Cash and cash equivalents and restricted cash
Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value. Restricted cash is reported separately in the consolidated balance sheets for all periods presented.
4.6 Non-marketable equity investments and debt securities
Investments in companies in which the Company’s ownership is 20 percent to 50 percent and the Company is deemed to have significant but not controlling influence are accounted for by the equity method and are included in other long-term assets. Equity method investments including interests in incorporated mining joint ventures are reviewed for impairment in accordance with APB18, “The Equity Method of Accounting for Investments in
Common Stock”. Income from such investments net of impairments is included in equity income of affiliated companies. See Note 4.2.
Investments in non-marketable debt securities that are classified as held to maturity are subsequently measured at amortized cost. If there is evidence that held to maturity financial assets are impaired the carrying amount of the assets is reduced and the loss recognized in the income statement.
4.7 Marketable equity investments and debt securities
Marketable equity investments and debt securities which are considered available-for-sale, are carried at fair value, and the net unrealized gains and losses computed in marking these securities to market are reported within other comprehensive income in the period in which they arise. These amounts are removed from other comprehensive income and reported in income when the asset is derecognized or when there is evidence that the asset is impaired in accordance with the provisions of SFAS115, “Accounting for Certain Investments in Debt
and Equity Securities”.

Marketable debt securities that are classified as held to maturity are subsequently measured at amortized cost.
4.8 Inventories
Inventories, including gold in process, gold on hand, uranium oxide, sulphuric acid, ore stockpiles and supplies, are stated at the lower of cost or market value. Gold in process is valued at the average total production cost at the relevant stage of production as described below. The cost of gold, uranium oxide and sulphuric acid is determined principally by the weighted average cost method using related production costs.
Ore stockpiles are valued at the average moving cost of mining the ore. Supplies are valued at the lower of weighted average cost or market value. Heap leach pad materials are measured on an average total production cost basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.8 Inventories (continued)
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
The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at December 31, 2006, $46 million was classified as short term compared with $37 million as at
December 31, 2005 as the Company expects the related gold to be recovered within twelve months. The short term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. Based on data gathered and analyzed from heap leach pad drilling results, and other studies and analysis completed, short-term heap leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short term portion of materials on the leach pad as at December 31, 2006. As at
December 31, 2006, $149 million was classified as long term compared with $116 million as at
December 31, 2005.
4.9 Development costs and stripping costs
Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines.
Prior to January 1, 2006, stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio was calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne was calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne were recalculated annually in the light of additional knowledge and changes in estimates. The cost of the “excess stripping” was capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs were below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne, previously capitalized costs were expensed to increase the cost up to the average. Thus, the cost of stripping in any period was reflective of the average stripping rates for the orebody as a whole.
Prior to January 1, 2006, capitalized stripping costs were included in the calculations of the impairment tests performed in accordance with the provisions of SFAS144, “Accounting for the Impairment or Disposal of Long-
Lived Assets”. The practice of deferring stripping costs, had the effect of amortizing the cost of waste ore removal over the expected life of mine rather than reflecting actual waste ore removal cost incurred in each period presented. Deferred stripping costs deferred and amortized were included in production costs in the consolidated statements of income for the years ended December 31, 2004 and 2005 and deferred stripping costs were reported separately in the consolidated balance sheet as at December 31, 2005.
On January 1, 2006, the Company adopted Emerging Issues Task Force (“EITF”) Issue 04-6, “Accounting for
Stripping Costs in the Mining Industry”. In accordance with the guidance of Issue No. 04-6, post production stripping costs are considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs are appropriate only to the extent inventory exists at the end of a reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.9 Development costs and stripping costs (continued)
The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated. Upon adoption, the cumulative effect of accounting change reduced opening retained earnings by $73 million (net of Taxation), increased the value of inventory by $5 million, eliminated the capitalized deferred stripping balance of $105 million, decreased Deferred taxation by $29 million, reduced Other long-term assets by $3 million and decreased Minority interest by $1 million. Adoption of the new guidance had no impact on the Company’s cash position or net cash from operations.
4.10 Depreciation, depletion and amortization
Mine development costs, mine plant facilities and other fixed assets
Mine development costs, mine plant facilities and other fixed assets are recorded at cost less accumulated amortization and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalized during the construction period where such expenditure is financed by borrowings.
If there is an indication that the recoverable amount of any of the mine development costs, mine plant facilities and other fixed assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Capitalized mine development costs include expenditure incurred to develop new orebodies, to define further mineralization in existing orebodies, to expand the capacity of a mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable mineral resources at cost at acquisition date.

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
•
vehicles up to five years; and
• computer equipment up to three years.

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
4.12 Goodwill and intangible assets
Goodwill
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves including value beyond proven and probable, acquired properties and other net assets is recognized as goodwill.
Goodwill relating to subsidiaries is tested for impairment at least annually or when indicators of impairment exist and is carried at cost less accumulated impairment losses.
Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to reporting units for the purpose of impairment testing.
Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to incorporated joint ventures and associates is included within the carrying value of the investment in incorporated joint ventures and associates and tested for impairment when indicators exist. See Note 4.2.
Royalty rate and tax rate concessions
Royalty rate and tax rate concessions with the Government of Ghana were capitalized at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate and tax rate concessions were assessed to have a finite life and are amortized under a straight-line method over a period of 15 years, the period over which the concession runs. The related amortization expense is charged through the income statement. These intangible assets are also tested for impairment where there is an indicator of impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.13 Asset impairment
The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, including goodwill, if any, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the Company’s financial position and results of operations. Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group’s mining assets. The Company records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The Company estimates fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows, adjusted for asset specific and country risks. A low gold price market, if sustained for an extended period of time, may result in asset impairments. In addition, an asset impairment is considered to exist where the net selling price of an asset held for sale is below its carrying amount. Once recognized an impairment loss is never reversed.
An individual operating mine is not a typical "going-concern" business because of the finite life of its reserves.
The allocation of goodwill to an individual operating mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of SFAS142, the Company performs its annual impairment review of assigned goodwill during the fourth quarter of each year.
4.14 Borrowing costs
Interest on borrowings relating to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project. Such borrowing costs are capitalized over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalization ceases when construction is interrupted for an extended period or when the asset is substantially complete.
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
The carrying amount of deferred taxation assets is reviewed at each balance sheet date and reduced by a valuation allowance to the extent that it is more likely than not that sufficient future taxable profit will not be available to allow all or part of the deferred taxation asset to be utilized.
A deferred taxation liability is recognized for all taxable temporary differences if it is more likely than not that the temporary difference will reverse in the foreseeable future.
Deferred taxation assets and liabilities are measured at statutory tax rates, which have been enacted at the balance sheet date. See Note 4.22.
Current and deferred taxation is recognized as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period directly in equity; or a business combination that is an acquisition.
Current taxation is measured on taxable income at the applicable enacted statutory rate.
4.18 Asset retirement obligations and rehabilitation costs
The Company accounts for asset retirement obligations in accordance with Statement of Financial Accounting
Standards No. 143, “Accounting for Asset Retirement Obligations (AROs)” (“SFAS143”).

In accordance with the provisions of SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation is operational of nature and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different from the liability recorded.
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
4.19 Product sales
Revenue from product sales is recognized when:
•
persuasive evidence of an arrangement exists;
•
delivery has occurred or services have been rendered;
•
the seller’s price to the buyer is fixed or determinable; and
•
collectability is reasonably assured.
The sales price, net of any taxes, is fixed on either the terms of gold sales contracts or the gold spot price.
Revenue is only recognized once the product has reached the level of refinement specified in the sales contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.20 Financial instruments
Financial instruments recognized on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives, and trade and other payables. Financial instruments are initially measured at cost, including transaction costs, when the group becomes a party to the contractual arrangements. The subsequent measurement of derivative instruments is dealt with below.
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
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold Ashanti’s production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, changes in fair value of the hedging instruments, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales when the hedged transaction occurs. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur.
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
4.21 Employee
benefits
Pension obligations
Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee administered funds, determined by annual actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

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
4.23 Dividends paid
Dividends paid are recognized when declared by the board of directors. Dividends may be payable in Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis. Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. Under South African law, the Company may declare and pay dividends from any reserves included in total shareholders’ equity (including share capital and premium) calculated in accordance with International Financial Reporting Standards (IFRS), subject to its solvency and liquidity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.24 Earnings per share
Earnings and diluted earnings per share have been calculated, for each class of common stock outstanding, in accordance with SFAS 128, “Earnings per Share”, using the two class method. Under the provisions of
SFAS 128, basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of Ordinary shares and, if dilutive, potential common shares outstanding during the period. The computation of the diluted income (loss) per share of Ordinary shares assumes the conversion of E Ordinary shares.

The rights, including the liquidation, voting and dividend rights, of holders of Ordinary shares and E Ordinary shares are identical. As a result, and in accordance with EITF 03-6, “Participating Securities and the Two-Class
Method under FASB Statement No. 128”, the undistributed earnings for each year are allocated based on the contractual participation rights of the Ordinary and E Ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the Company assume the conversion of E Ordinary shares in the computation of the diluted net income (loss) per share of Ordinary shares, the undistributed earnings are equal to net income
(loss) for the computation.
4.25 Exploration and evaluation costs
The Company expenses all exploration costs until the directors conclude that a future economic benefit is more likely than not of being realized. In evaluating if expenditures meet this criterion to be capitalized, the directors utilize several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.
•
Costs on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
•
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalized as a mine development cost.
•
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost.
Costs relating to property acquisitions are capitalized within development costs.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are exploration expenditures and are expensed as incurred.

Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programs.
Therefore prior to capitalizing such costs, management determines that the following conditions have been met:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.25 Exploration and evaluation costs (continued)
a. There is a probable future benefit;
b. AngloGold Ashanti can obtain the benefit and control access to it; and
c. The transaction or event giving rise to it has already occurred.

We understand that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:
2004
2005
2006
Net income (US$ millions) 7 13 12
Earnings per share
(1)
(US$ cents) 3 5 5
Retained income – January 1 (US$ millions) 27 34 47
Retained income – December 31 (US$ millions) 34 47 59
(1)
Impact per basic and diluted earnings per common share.
4.26 Stock-based compensation plans
The Company’s management awards certain employees stock options on a discretionary basis.
The fair value of the stock-based payments is calculated at grant date using an appropriate model. For equity settled stock-based payments, the fair value is determined using a Black-Scholes method and expensed on a straight-line basis over the vesting period based on the group’s estimate of shares that will eventually vest.
Option schemes which include non-market vesting conditions have been calculated using the Black-Scholes model. For all other stock-based payments to employees the fair value is determined by reference to the market value of the underlying stock at grant date adjusted for the effects of the relevant terms and conditions. All other stock-based payments fair values are determined by reference to the goods or services received.

For schemes with non-market related vesting conditions, the likelihood of vesting has been taken into account when determining the income statement charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.
Stock options are subject to a three year vesting condition and their fair value is recognized as an employee benefit expense with a corresponding increase in Additional paid in capital over the vesting period. The proceeds received, net of any directly attributable transaction costs are credited to common stock (nominal value) and
Additional paid in capital when the options are exercised.
Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees, and related
Interpretations”, as permitted by SFAS123.
On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-
Based Payment”, using the modified prospective transition method. See Note 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.27 Recent pronouncements
On July 13, 2006 the Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48,
“Accounting for Uncertainty in Income Taxes” (“FIN 48”).
FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS109, “Accounting for Income Taxes”. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition and classification, recognition of interest and penalties, accounting in interim periods and disclosure rules relating to tax positions in the financial statements.

This interpretation is effective for fiscal years beginning after December 15, 2006, and the Company has adopted this interpretation in the first quarter of 2007. The Company is in the process of assessing the impact of adopting
FIN 48 on the results of operations and financial position. The cumulative effect, if any, will be reported as an adjustment to the opening balance of retained earnings for the 2007 fiscal year.

On September 8, 2006, the FASB has issued FASB Staff Position (FSP) No. AUG AIR-1, "Accounting for
Planned Major Maintenance Activities" (“FSPAIR-1”).
FSPAIR-1 eliminates the accrue-in-advance method of accounting for planned major maintenance activities from the AICPA Audit and Accounting Guide, Audits of Airlines and the guidance is applicable to entities in all industries. As a result of the elimination of the accrue-in-advance method, the Airline Guide currently permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3) deferral.
The effective date of FSPAIR-1 is an entity's first fiscal year beginning after December 15, 2006, with early adoption permitted so long as it is as of the beginning of the entity's fiscal year. The guidance in FSPAIR-1 should be applied retrospectively, unless it is impracticable to do so. FSPAIR-1 provides additional details on the subject of transition and the disclosures required upon adoption of the FSP. Of the three methods of accounting for planned major maintenance allowed by FSPAIR-1, the Company will adopt the built-in overhaul method from
January 1, 2007. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals.
Thus, the estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated. The
Company does not expect the adoption of this standard to have a material impact on its earnings and financial position.

On September 13, 2006, the SEC staff published Staff Accounting Bulletin (SAB) No. 108, “Considering the
Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”
(“SAB 108”).
SAB 108 (SAB Topic 1.N) addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. In addition, SAB 108 offers a special “one-time” transition provision for correcting certain prior year misstatements that were uncorrected as of the beginning of the fiscal year of adoption.
SAB 108 is effective for fiscal years ending after November 15, 2006. During 2006, the Company quantified and adjusted for certain errors previously considered not to be material as discussed in Note 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.27 Recent pronouncements (continued)
On September 15, 2006 the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value
Measurements” (“SFAS157”).
SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS157 is effective for financial statements issued for fiscal years beginning after
November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing the guidance issued in SFAS157 and has not yet determined the impact of this on the financial statements.
On September 29, 2006 the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’
Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements
No. 87, 88, 106 and 132(R)” (“SFAS158”).
SFAS158 represents the completion of the first phase in the FASB's post-retirement benefits accounting project and requires an entity to:
•
recognize in its statement of financial position an asset for a defined benefit post-retirement plan's overfunded status or a liability for a plan's underfunded status;
•
measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year-end statement of financial position;
•
recognize as a component of accumulated other comprehensive income, net of tax, amounts accumulated at the date of adoption due to delayed recognition of actuarial gains and losses, prior service costs and credits, and transition assets and obligations; and
•
expand the disclosure requirements of SFAS132(R) to include disclosure of additional information in the notes to financial statements about certain effects on net periodic benefit cost in the next fiscal year that arise from delayed recognition of actuarial gains or losses, prior service costs or credits and unrecognized transition asset and obligations.
SFAS158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with post-retirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit post-retirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for public entities, and at the end of the fiscal year ending after
June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after
December 15, 2008. The adoption of the recognition and disclosure requirements of SFAS158 which are effective for fiscal years ending after December 15, 2006, did not have a material impact on the Company’s earnings and financial position as the Company changed its accounting policy during the second quarter of 2005, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan. See Note 2. The Company is currently considering processes to meet the measurement requirements of SFAS158.
On February 15, 2007 the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value
Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115”
(“SFAS159”).
SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value.
The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.27 Recent pronouncements (continued)

The fair value option permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option:
•
may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;
•
is irrevocable (unless a new election date occurs); and
•
is applied only to entire instruments and not to portions of instruments.

SFAS159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157, “Fair Value Measurements”. No entity is permitted to apply SFAS159 retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The choice to adopt early should be made after issuance of SFAS159 but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption. SFAS159 permits application to eligible items existing at the effective date (or early adoption date). The Company is currently reviewing the guidance issued in SFAS159 and has not yet determined the impact of this on the financial statements.
5.
COSTS AND EXPENSES
Employment Severance Costs
Total employee severance costs amounted to $22 million for 2006 (2005: $26 million, 2004: $7 million) and were due to retrenchments in the South Africa region reflecting mainly downsizing and rationalization of operations in 2004
(at Great Noligwa and TauTona) and in 2005 (at Great Noligwa, Kopanang, Savuka, TauTona and Mponeng).
Employee severance costs recorded in 2006 included retrenchment costs of $7 million in the South African region
(at Great Noligwa, Kopanang, Tau Lekoa, TauTona and Mponeng) and $15 million in Ghana (at Obuasi) due to a planned reduction in workforce.
Interest Expense
2006
$
2005
$
2004
$
Finance costs on bank loans and overdrafts
20
21
11
Finance costs on corporate bond
(1)
32
34
33
Finance costs on convertible bond
(2)
26
27
23
Capital lease charges
2
2
2
Discounting of non-current trade and other debtors
4
-
-
Other
3
12
9
87
96
78
Less : Amounts capitalized
(3)
(10)
(16)
(11)
77
80
67
(1)
On August 21, 2003 AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million). Refer to
Note 20.
(2)
On February 27, 2004, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, issued $1,000,000,000
2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs and guaranteed by AngloGold Ashanti. Refer to
Note 20.
(3)
Interest capitalized on qualifying assets. Refer to Note 12.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
Impairment of Assets
The impairment loss in respect of reporting units arose from the declining values of the remaining ore reserves and is based on the estimated remaining cashflows computed at a discount. The impairment is made up as follows:
2006
$
2005
$
2004
$
Australia
Impairment of various mining assets and mineral rights based on net realizable value
- - 1
Ghana
Impairment of Bibiani mine following an assessment and reduction in life of mine based on fair value

Impairment of goodwill held in Bibiani. Refer to Note 3. - 4 -
Impairment of tax rate concession agreements. Refer to Note 14.

South Africa
Impairment of Goedgenoeg drilling and 1650 level decline drilling based on fair value - 2 -
Impairment of East of Bank Dyke at TauTona access development based on fair value - 4 -
Impairment of Western Ultra Deep Levels based on fair value

Impairment of goodwill held in Gold Avenue, a subsidiary.
- - 2
Other
Impairment and write-off of various minor tangible assets and equipment
6 - -
6          141 3
The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. The carrying value of the related asset is compared to its fair value.

The following estimates and assumptions were used by management when reviewing long-lived assets for impairments:
º
the forward gold price curve for the first 10 years, where a forward gold market and quoted prices exist (starting point based on a 30-day average during the fourth-quarter of 2006 - $630/oz; (2005 - $505/oz). Thereafter, the estimated future gold price has been increased by 2.25% (2005: 2.25%) per annum over the remaining life of the mines. These prices have been adjusted for the effects of including the normal sale forward contracts to arrive at an average received price across all of the reporting units. Previously, the normal sale forward contracts were allocated to each reporting unit, based on the then prevailing contractual relationship with hedge counterparts.
Following the removal of certain hedge counterpart restrictions and the granting of group level guarantees during
2006, the Company has applied an average received gold price across all reporting units. The use of this approach has had a consequential impact on the fair value of the reporting units.

Annual life of mine plans which take into account the following:
º
Proven and Probable Ore Reserves as well as value beyond proven and probable reserves. For these purposes
Proven and Probable Ore Reserves of approximately 66 million ounces (including joint ventures) as at
December 31, 2006 were determined assuming a three year historical average gold price of $550 per ounce,
A$724 per ounce in Australia and R132,622 per kilogram in South Africa;
º
a real pre-tax discount rate adjusted for country risk and project risk for cash flows relating to mines not yet in commercial production and deep level mining projects based on the discount rate applicable to the long-term dollar market rates;
º
foreign currency cash flows are translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
º
cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines; and
º variable operating cash flows are increased at local Consumer Price Index (CPI) rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
Real pre-tax discount rates applied in impairment calculations on assets which had impairment indicators or on reporting units with significant assigned goodwill are as follows:
Percentage
South Africa
(1)
6.3 to 7.4
Ghana
(2)
5.9 to 7.9
Australia 5.4 to 5.9
Tanzania 7.1
(1)
As the Company did not have the intention to mine and no future cash flows were expected from the Western Ultra Deep Levels area (in South Africa), an impairment loss of $74 million was recorded during 2005.
(2)
Based on a pre-tax discount rate of 6.5 percent in Ghana (at Bibiani) the estimated fair value amount did not support the carrying values and as a result, an impairment loss of $37 million on mining assets and $4 million on assigned goodwill was recorded during 2005. Refer to Note 3.
The Company reviews and tests the carrying value of long-lived assets, including goodwill, when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. For long-lived assets other than goodwill, if the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset group, the long-lived asset group is not recoverable and the fair value should be determined. An impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Goodwill is tested for impairment on an annual basis. Expected future cash flows used to determine the fair value of goodwill and long-lived assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and forward gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
Should management’s estimate of the future not reflect actual events, further impairments may be identified. The factors affecting the estimates include:
º changes in Proved and Probable Ore Reserves as well as value beyond proven and probable reserves;
º
the grade of Ore Reserves as well as value beyond proven and probable reserves may vary significantly from time to time;
º differences between actual commodity prices and commodity price assumptions;
º unforeseen operational issues at mine sites; and
º changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.
Based on analysis, the carrying value and estimated fair values (on a discounted basis) of reporting units that are most sensitive to gold price, ounces, costs and discount rate assumptions are:
As at December 31, 2006
Carrying amount
(including goodwill)
$
Estimated fair value
(discounted)
$
South Africa
Tau Lekoa 124 126
Ghana
Obuasi 1,305 1,580
Should any of the assumptions used change adversely and the impact is not mitigated by a change in other factors, this could result in an impairment of the above assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
It is impracticable to disclose the extent of the possible effects of changes in the assumptions for the future gold price and hence life of mine plans at December 31, 2006 because these assumptions and others used in impairment testing of long-lived assets and goodwill are inextricably linked. In addition, for those operations with a functional currency other than the dollar, movements in the dollar exchange rate will also be a critical factor in determining the life of mine and production plans.
Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and long-lived assets could require a material adjustment to the carrying amounts disclosed at December 31, 2006.

Asset Retirement Obligations
Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.
(in US Dollars,
millions)
The following is a reconciliation of the total liabilities for asset retirement obligations:
Balance as at December 31, 2005 325
Impact of acquisitions and disposals
(5)
Liabilities settled (12)
Accretion expense 13
Change in assumptions -
(1)
Translation (11)
Balance as at December 31, 2006 310
(1)
Revisions relate to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These liabilities are anticipated to unwind beyond the end of the life of mine.
These liabilities mainly relate to obligations at the Company’s active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.
Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the
Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company’s consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company’s consolidated balance sheets for all periods presented. As at
December 31, 2006 and 2005 the balances held in the trust and bond (cash and investments) amounted to $91 million and $93 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at December 31, 2006.
Operating Lease Charges
Operating lease rentals are charged against income in a systematic manner related to the period the leased property will be used. Lease charges relate mainly to the hire of plant and machinery and other land and buildings.
Operating leases for plant and machinery are in terms of contracts entered with mining contractors to undertake mining at certain operations. The contracts are for specified periods and include escalation clauses. Renewals are at the discretion of the respective operating mine and allow a right of first refusal on the purchase of the mining equipment in the case of termination of the contract. Certain contracts include the provision of penalties payable on early exiting or cancellation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
Rental Expense
(1)
2006
$
2005
$
2004
$
Comprising of:
Minimum rentals
40
44
40
Contingent rentals
-
-
-
Sublease rentals
-
-
-
40
44
40
(1)
Included in production costs for each period presented.
Future minimum rental payments are:
2007
16
2008
4
2009
1
2010
1
2011
1
Thereafter
1
24
Profit on Sale of Assets, Loans and Indirect Taxes
2006
$
2005
$
2004
$
Profit on the sale of Mitchell Plateau and Cape Bougainville
-
(1)
-
Profit on disposal of Union Reefs Gold Mine
(1)
-
-
(2)
Profit on disposal of Western Tanami assets
(2)
-
-
(3)
Profit on disposal of Tanami Gold Mine
-
-
(3)
Profit on disposal of land, mineral rights and exploration properties
(5)
(48)
(2)
(6)
Recovery of loans previously written off
(3)
(14)
-
-
Non-recoverable value added state tax
(4)
9
-
-
Reassessment of indirect taxes payable in Guinea
(3)
-
-
Reassessment of indirect taxes payable in Tanzania
20
-
-
(36)
(3)
(14)
(1)

The sale of Union Reefs Mine to the Burnside Joint Venture was announced on August 5, 2004.
(2)
The sale of the Western Tanami Project to Tanami Gold NL was announced on January 20, 2004.
(3)
Relates mainly to loans previously expensed as exploration costs as part of funding provided to the Yatela Joint Venture. The
Yatela Joint Venture is accounted for under the equity method. Refer to Note 15.
(4)
Represents the write-off of value added state tax of $7 million at Serra Grande and $2 million (at AngloGold Ashanti Brasil
Mineração) not expected to be recovered from the Brazilian Government.
(5)
Refers to the disposal of land, mineral rights and exploration properties situated in Brazil, Ghana and North America.
Mining Contractor Termination Costs
Mining contractor termination costs of $9 million (before taxation of $3 million) recorded in 2005 (2004: $nil million)
related to contractor termination costs at Geita, in Tanzania, on the transition to owner mining completed in early
August 2005. No mining contractor termination costs were recorded in 2006.
Other operating costs and expenses
2006
$
2005
$
2004
$
Comprising of:
Provision for loss on future deliveries of other commodities
15
(5)
8
Unrealized loss on other commodity physical borrowings
1
14
-
16
9
8
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
6.
RELATED PARTY TRANSACTIONS
On October 26, 2005 Anglo American plc (AA plc) announced that it intended to reduce its shareholding in the
Company, while still intending to remain a significant shareholder in the medium term. During April 2006, AA plc reduced its shareholding in the Company to less than 50 percent interest held, as the result of the sale in a public offering, of some of its shares held in the Company. Refer to Note 20. As at December 31, 2006 AA plc and its
subsidiaries held an effective 41.67 percent (2005: 50.88 percent) interest in AngloGold Ashanti. The Company had the following transactions with related parties during the years ended December 31, 2006, 2005 and 2004:
December 31, 2006
December 31, 2005
December 31, 2004
(in millions)
Purchases
(by)/from
related party
$
Amounts owed
to/(by) related
party
$

Purchases
(by)/from
related party
$
Amounts
owed to/(by)
related party
$
Purchases
(by)/from
related party
$
Related party transactions with
significant shareholder AA plc
1
-
5
1
5
Related party transactions with
subsidiaries of AA plc
(1)
Boart Longyear Limited – mining
services
(2)
-
-
5
-
9
Mondi Limited – forestry
5
-
16
2
16
Scaw Metals – A division of Anglo
Operations Limited – steel and
engineering
1
-
6
1
5
Haggie Steel Wire Rope Operations
(3)
1
-
8
1
9
Anglo Coal – a division of Anglo
Operations Limited
-
-
1
-
1
8
-
41
5
45
Related party transactions of equity
accounted joint ventures
Societe d'Exploitation des Mines d'Or
de Sadiola S.A.
(2)
(1)
-
-
1
Societe d'Exploitation des Mines d'Or
de Yatela S.A.
(1)
-
-
-
1
Societe des Mines de Morila S.A.
(2)
-
(2)
-
(1)
(1)
Transactions to April 2006.
(2)
AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005.
(3)
Previously included in Scaw Metals – A division of Anglo Operations Limited.
Amounts owed to related parties are unsecured, non-interest bearing and normally settled within sixty days.

In connection with the relocation of Roberto Carvalho Silva, an executive director of the Company since 2005, to
Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr. Carvalho Silva purchased the house from the Company’s subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January
28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil)
in lieu of interest. As at December 31, 2006, BRL728,580 ($340,458) of the purchase price remained to be paid to the
Company’s subsidiary, with BRL657,717 ($341,352) remaining to be paid as at June 20, 2007. At present, the installment payments are up-to-date. Mr Carvalho Silva and the Company have agreed that the remaining balance of the purchase price of the house will be paid by Mr Carvalho Silva as soon as reasonably practicable and in any event no later than August 31, 2007.

A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a
Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The total amount paid by the
Company’s subsidiary to this company in respect of such services during the years were: 2006: BRL903,465
($414,433); 2004: BRL3,944 ($1,351); 2005: BRL311,923 ($127,837); and BRL634,023 ($329,055) has been paid to date in 2007. The Company is currently reviewing its relationship with this service provider and the contracts under which such services are provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
TAXATION
2006
$
2005
$
2004
$
Income/(loss) from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change was derived from the following jurisdictions:
South Africa 79 (179) (97)
Argentina 40 30 24
Australia 106 66 39
Brazil 114 81 102
Ghana (128) (139) (39)
Guinea (53) (18) (28)
Mali 6 - -
Namibia 18 11 2
Tanzania (213) (86) 3
USA (23) (37) (8)
Zimbabwe - - -
Other, including Corporate and Non-gold producing subsidiaries (42) (92) (23)
(96) (363) (25)
Charge/(benefit) for income taxes attributable to continuing operations is as follows:
Current:
South Africa
(1)
66 40 44
Argentina 13 - (1)
Australia 25 6 2
Brazil
(2)
38 23 15
Ghana 5 - -
Guinea - - -
Mali
2 - -
Namibia
4 - -
Tanzania 1 - 2
USA - (1) -
Zimbabwe - - -
Other 2 2 6
Total current 156 70 68
(1)
Charges for current tax in 2006, 2005 and 2004 included an increase in provision in respect of estimated tax payable amounting to $1 million,
$40 million and $40 million, respectively, as a result of the receipt of tax assessments for the years ended December 31, 1998, 1999, 2000 and 2001.
(2)
Charges for current tax in 2005 included $13 million relating to tax obligations as a result of a change in interpretation of legislation made by the Brazilian
Superior Justice Court.
Deferred:
South Africa
(1)
16 (95) (201)
Argentina 2 10 10
Australia 4 10 5
Brazil (4) 3 1
Ghana
(2)
(39) (110) (11)
Guinea 2 2 (1)
Mali - - -
Namibia 3 4 -
Tanzania (20) (12) -
USA
(3)
- - -
Zimbabwe - - -
Other 2 (3) (3)
Total deferred (34) (191) (200)
Total income and mining tax expense/(benefit) 122 (121) (132)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
TAXATION (continued)
(1)
Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from mining operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate.
During 2004, the estimated deferred taxation rate was revised to reflect the future anticipated taxation rate at the time temporary differences reverse and deferred taxation was provided at a rate of 38 percent for temporary differences relating to mining operations. During 2005 and 2006, deferred taxation was provided at a future anticipated taxation rate of 38 percent and
37 percent, respectively. In addition, charges for deferred taxation in 2005 included tax benefits of $13 million resulting from changes in enacted statutory tax rates. There were no changes in the statutory tax rates for 2006.
The effect of the change in estimates on the results for 2006, 2005 and 2004 were as follows:
Year ended December 31, 2006
Impact
$
Per basic
common share
(a)
(cents)
Per diluted
common share
(a) (b)
(cents)
Income before extraordinary items
65
24
24
Extraordinary items
-
-
-
Net income
65
24
24
(a)
Per basic and diluted ordinary and E ordinary shares.
(b)
The calculation of diluted earnings per common share for 2006 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds and 854,643 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.
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
2006
$
2005
$
2004
$
(2)
Charges for deferred taxation in 2006 included tax benefits of $21 million resulting from an extension of tax losses granted by the Ghanaian Taxation
Authorities which would have been forfeited during the current year. During 2005 tax benefits of $94 million resulted from changes in enacted statutory tax rates and is net of valuation allowances of $4 million (2004: $nil million).
(3)
Net of valuation allowances of $12 million (2005: $2 million, 2004: negative $6 million).
The unutilized tax losses of the North American operations which are available for offset against future profits earned in the United States of America, amount to $277 million (2005: $198 million, 2004: $192 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
TAXATION (continued)
The unutilized tax losses of the Ghanaian operation, acquired as part of the
AngloGold Ashanti Business Combination, which are available for offset against future profits earned in this country, amount to $nil million (2005: $146 million,
2004: $132 million).
2006
$
Analysis of tax losses
Assessed losses utilized during the year
64
Unutilized tax losses remaining to be used against future profits can be split into the following periods:
Utilization required within one year
-
Utilization required within one and two years
-
Utilization required within two and five years
-
Utilization in excess of five years
277
277
2006
Amount
%
2005
Amount
%
2004
Amount
%
Reconciliation between corporate income tax and statutory
income tax is as follows:
Corporate income tax at statutory rates
(36)
37
(134)
37
(10)
38
Formula variation in mining taxation rate for current period
(2)
2
(4)
1
(28)       112
Disallowable expenditure
(1)
127     (132)
30
(8)
40      (160)
Effect of income tax rates of other countries
(38)
40
115
(32)
18
(72)
Impact of change in estimated deferred taxation rate
65       (68)
(127)
35
(158)       632
Other, net
6
(6)
(1)
-
6
(22)
Total income and mining tax expense/(benefit)
122      (127)
(121)
33
(132)       528
(1)
Disallowable expenditure includes the impact of different tax rates applied to assets that are impaired.
2006
$
2005
$
Deferred taxation liabilities and assets on the balance sheet as of December 31, 2006 and 2005, relate to the following:
Deferred taxation liabilities:
Depreciation, depletion and amortization
1,638
1,579
Product inventory not taxed
3
18
Derivatives
19
30
Other comprehensive income deferred taxation
72
-
Other
23
38
Total
1,755
1,665
Deferred taxation assets:
Provisions, including rehabilitation accruals
(171)
(140)
Derivatives
(175)
(72)
Other comprehensive income deferred taxation
(155)
(101)
Other
(23)
(17)
Tax loss carry forwards
(257)
(244)
Total
(781)
(574)
Less: Valuation allowances
97
112
Total
(684)
(462)
Disclosed as follows:
Long-term portion deferred taxation assets
39
41
Short-term portion classified as other current assets
167
-
Long-term portion deferred taxation liabilities
1,275
1,152
Short-term portion classified as other current liabilities. Refer to Note 17.
2
92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
TAXATION (continued)
The classification of deferred taxation assets is based on the related asset or liability creating the deferred taxation. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2006, the Company had unredeemed capital expenditure, in South Africa of $8 million, on which deferred tax has been provided at the future anticipated tax rate of 37 percent, which is available for deduction against future taxable mining income. This future deduction is utilizable against taxable mining income generated only from the
Company’s current mining operations and does not expire unless the Company ceases to operate for a period of longer than one year.

No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures because it is expected that such earnings will not be distributed as a dividend in the foreseeable future. The distribution of these undistributed earnings of $955 million (2005: $763 million, 2004: $840 million) by these entities would result in income and foreign withholding taxes of approximately
$353 million (2005: $282 million, 2004: $319 million).
Analysis of Valuation Allowances
The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:
Balance at
beginning of
period
$
Charged to
costs and
expenses
$
Deductions
$
Balance at
end of period
$
Year ended December 31, 2006
- Valuation allowance
112
22
(37)
97
Year ended December 31, 2005
- Valuation allowance
113
19
(20)
112
Year ended December 31, 2004
- Valuation allowance
86
45
(18)
113
8.
DISCONTINUED OPERATIONS
The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life and the assets are no longer in use. After a detailed investigation of several options and scenarios, and based on management’s decision reached on February 1, 2005, mining operations at
Ergo ceased on March 31, 2005 with only site restoration obligations remaining. The
Company has reclassified the income statement results from the historical presentation to profit/(loss) from discontinued operations in the condensed consolidated income statement for all periods presented. The condensed consolidated cash flow statement has been reclassified for discontinued operations for all periods presented. The results of Ergo for the years ended December 31, 2006,
2005 and 2004, are summarized as follows:
Year ended December 31,
2006
2005
2004
$
Per share
(1)(2)
(cents)
$
Per share
(2)
(cents)
$
Per share
(2)
(cents)
Revenue
4
1
18
7
87
35
Costs, expenses and recoveries
2
1
(62)
(24)
(98)
(39)
Pre-tax profit/(loss)
6
2
(44)
(17)
(11)
(4)
Taxation
-
-
-
-
-
-
Net profit/(loss) attributable to discontinued operations
6
2
(44)
(17)
(11)
(4)
(1)
Per basic and diluted ordinary and E ordinary shares.
(2)
Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for 2006, 2005 and 2004 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted earnings/(loss) per common share for 2005 and 2006 did not assume the effect of 601,315 and 854,643 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2006
$
2005
$
2004
$
9.
(LOSS)/EARNINGS PER COMMON SHARE
The following table sets forth the computation of basic and diluted (loss)/earnings per share (in millions, except per share data):
Numerator
(Loss)/income before cumulative effect of accounting change
(142)
(270)
97
Cumulative effect of accounting change
-
(22)
-
Net (loss)/income
(142)
(292)
97
Less Dividends:
Ordinary shares
107
149
179
E Ordinary shares
-
-
-
Undistributed losses
(249)
(441)
(82)
Ordinary shares undistributed losses
(249)
(441)
(82)
E Ordinary shares undistributed losses
(1)
-
-
-
Total undistributed losses
(249)
(441)
(82)
Denominator for basic (loss)/earnings per ordinary share
Ordinary shares
272,214,937
264,230,586
251,170,130
Time related options
(2)
398,326
405,048
182,422
Weighted average number of ordinary shares
272,613,263
264,635,634
251,352,552
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options
(3)
-
-
695,749
Dilutive potential of convertible bonds
(4)
-
-
-
Dilutive potential of E Ordinary shares
24,220
-
-
Denominator for diluted (loss)/earnings per share – adjusted weighted average number of ordinary shares and assumed conversions
272,637,483
264,635,634
252,048,301
Weighted average number of E Ordinary shares used in calculation of basic and diluted earning per E Ordinary share
194,954
-
-
(Loss)/earnings per share (cents)
Before cumulative effect of accounting changes
Ordinary shares
(52)
(102)
39
E Ordinary shares
(91)
-
-
Ordinary shares – diluted
(52)
(102)
38
E Ordinary shares – diluted
(91)
-
-
Cumulative effect of accounting changes
Ordinary shares
-
(8)
-
E Ordinary shares
-
-
-
Ordinary shares – diluted
-
(8)
-
E Ordinary shares – diluted
-
-
-
Net (loss)/income
Ordinary shares
(52)
(110)
39
E Ordinary shares
(91)
-
-
Ordinary shares – diluted
(52)
(110)
38
E Ordinary shares – diluted
(91)
-
-
(1)
Rounded to zero.
(2)
Compensation awards are included in the calculation of basic (loss)/earnings per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
(3)
The calculation of diluted (loss)/earnings per common share for 2005 and 2006 did not assume the effect of 601,315 and 854,643 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.
(4)
The calculation of diluted (loss)/earnings per common share for 2006, 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2006
$
2005
$
10.     RESTRICTED CASH
Cash classified as restricted for use comprise of the following:
Cash restricted by the prudential solvency requirements
2
3
Cash balances held by the Environmental Rehabilitation Trust
Fund
5
-
Cash balances held by the Boddington expansion
3
-
The Company was restricted from utilizing available funds in Geita
Management Company Limited, up to a maximum of $25 million in respect of outstanding hedges
(1)
-
4
Other
1
1
11
8
(1)
Restrictions lifted by counterparts during 2006.
11.      INVENTORIES
Short-term:
Gold in process
111
93
Gold on hand
37
10
Ore stockpiles
84
47
Uranium oxide and sulphuric acid
6
14
Supplies
162
133
400
297
Less: Heap leach inventory
(1)
(46)
(37)
354
260
(1)
Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.
Long-term:
Gold in process
149
116
Ore stockpiles
66
30
Supplies
2
2
217
148
Less: Heap leach inventory
(1)
(149)
(116)
68
32
(1)
Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.
The Company recorded aggregate write-downs of $2 million, $nil million and
$nil million for the years ended December 31, 2006, 2005 and 2004, respectively, to reduce the carrying value of inventories to net realizable value. Inventory write-
downs for 2006 are included in production costs.
12.
PROPERTY, PLANT AND EQUIPMENT, NET
Mine development
(1)
4,633
4,322
Mine infrastructure
2,293
2,050
Mineral rights and other
1,058
1,095
Land
26
27
8,010
7,494
Accumulated depreciation, depletion and amortization
(3,033)
(2,572)
Net book value December 31,
4,977
4,922
(1)
Includes interest capitalized of $10 million (2005: $16 million). Refer to Note 5.
Mining assets with a net book value of $6 million (2005: $8 million) are encumbered by project finance. Refer to Note 20.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
12.     PROPERTY, PLANT AND EQUIPMENT, NET (continued)
DEFERRED STRIPPING
Prior to January 1, 2006, stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping) as part of mining assets.
As described in Note 2 the Company adopted EITF Issue 04-6, “Accounting for
Stripping Costs in the Mining Industry” on January 1, 2006.
As at December 31,
(in millions)
2006
$
2005
$
Movements in the deferred stripping costs balance were as follows:
Opening balance
105
69
Cumulative effect adjustment
(105)
-
Amount deferred
-
28
Translation
-
8
Closing balance
-
105
Production costs for the years ended December 31, 2005 and 2004 as disclosed in the consolidated statements of income, would have increased by $28 million and
$28 million, respectively, if stripping costs were expensed rather than capitalized in these periods.
Prior to January 1, 2006, the full amount of stripping costs incurred during the production phase were not expensed until the end of the life of the respective mines.
Total stripping costs (net of amortization) included in production costs in the consolidated statements of income for the periods ended December 31, 2005 and
2004 amounted to $203 million and $98 million, respectively.
Total stripping costs included in production costs in the consolidated statements of income for the year ended December 31, 2006 amounts to $227 million.
2006
$
2005
$
13.
ACQUIRED PROPERTIES, NET
Acquired properties, at cost 1,983 2,023
Accumulated amortization (694) (611)
Net book value December 31, 1,289 1,412
14.     GOODWILL AND OTHER INTANGIBLES
Goodwill
The carrying amount of goodwill by reporting unit as of December 31, 2006 and 2005 and changes in the carrying amount of goodwill are summarized as follows:
Australia
Ghana
Guinea
Namibia
Tanzania
Total
$
$
$
$
$
$
Balance at January 1, 2005
229
122
10
1
181
543
Impairment losses
(1)
-
(4)
-
-
-
(4)
Translation
(15)
-
-
-
-
(15)
Balance at December 31, 2005
214
118
10
1
181
524
Impairment losses
-
-
-
-
-
-
Translation
18
-
-
-
-
18
Balance at December 31, 2006
232
118
10
1
181
542
(1)
During 2005, the Company recorded impairment losses of $4 million relating to goodwill held in Bibiani. Refer to Note 5 – Impairment of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
14.     GOODWILL AND OTHER INTANGIBLES (continued)
2006
$
2005
$
Other intangibles, net
Royalty rate and tax rate concession agreements
(1)
Gross carrying value 49 49
Accumulated amortization
(5) (3)
Impairment losses (20) (20)
24 26
(1)
The government of Ghana agreed, as part of the AngloGold Ashanti Business
Combination, to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years. The fair value of the royalty rate concession is amortized on a straight line basis over a period of fifteen years with nil residual value.
In addition, the government of Ghana also agreed as part of the AngloGold
Ashanti Business Combination, to a concession wherein income tax will not exceed a rate of 30 percent for a period of fifteen years. During 2005, enacted statutory tax rates in Ghana were reduced to 25 percent. This indicated an impairment and the Company fully impaired the tax rate concession and recorded an impairment loss of $20 million (2004: $nil million). Refer to
Note 5 – Impairment of assets.
Amortization expense included in the consolidated statements of income amounted to $2 million for 2006 (2005: $2 million, 2004: $1 million).
Based on carrying value at December 31, 2006, the estimated aggregate amortization expense for each of the next five years is as follows:
2007 2
2008 2
2009 2
2010 2
2011 2
2006
$
2005
$
15.
OTHER LONG-TERM ASSETS
Investments in affiliates – unlisted 5 5
Investments in affiliates – listed 31 29
Investments in equity accounted joint ventures 314 324
Carrying value of equity method investments (see below)
350 358
Investment in marketable equity securities – available for sale
31 15
Investment in marketable debt securities – held to maturity
18 19
Investment in non-marketable assets – held to maturity
3 3
Investment in non-marketable debt securities – held to maturity
61 65
Other non-current assets
80 36
543 496

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
15.       OTHER LONG TERM ASSETS (continued)
Investments in affiliates
Unlisted
The Company holds a 25.0 percent (2005: 25.0 percent) interest in Oro Group
(Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary) Limited is March. Results are
included for the twelve months ended September 30, 2006. On September 21, 2006, Oro
Group (Proprietary) Limited repaid a shareholders loan of $1 million originally granted in 2000.
Loans granted to Oro Group (Proprietary) Limited are repayable at the discretion of its board of directors.
Listed
The Company holds a 29.9 percent (2005: 29.9 percent) interest in Trans- Siberian Gold plc which is involved in the exploration and development of gold mines. The Company’s initial 17.5 percent equity interest acquired in Trans-Siberian Gold plc during July 2004 was increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed. Refer to Note 3 – Acquisitions and disposals of businesses and assets. The year end of Trans-Siberian Gold plc is December. Results are included for the twelve months ended September 30, 2006. On June 27, 2006, the Company advanced loans of $10 million to Trans-Siberian Gold plc at LIBOR plus 4 percent which may be converted into equity. The market value of the Company’s share of the listed affiliate as at December 31, 2006 is $9 million. During the year ended December 31, 2006 the Company recorded an impairment loss of $7 million on its investment. The investment (including loans) is carried at carrying value of $31 million.
Investments in equity accounted joint ventures
The Company holds the following interest in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:
December 31,
2006
percentage held
December 31,
2005
percentage held
Nufcor International Limited
(1)
50.00
50.00
Sadiola
(2)
38.00
38.00
Morila
(2)
40.00
40.00
Yatela
(2)
40.00
40.00
(1)
Year end is June. Results are included for the twelve months ended
December 31.
(2)
The year ends of these entities are December. Results are included for the twelve months ended December 31.
2006
$
2005
$
The difference between the carrying value of the investments in affiliates and joint ventures and the underlying equity in net assets is as follows:
Carrying value of investments
350
358
Cost of investments
380
380
Undistributed loss since acquisition
(1)
(20)
Other than temporary decline in the value of investments
(1)
(10)
(3)
Other comprehensive income
(31)
(2)
Loans advanced
(2)
12
3
(1)
During the year ended December 31, 2006, the Company recorded an impairment loss of $7 million on its listed investment held in Trans-Siberian Gold plc.
(2)
Movement in loans advanced from 2005 represents the repayment of the Oro Group
(Proprietary) Limited shareholders loan of $1 million on September 21, 2006 and loans advanced of $10 million to Trans-Siberian Gold plc on June 27, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
15.
OTHER LONG-TERM ASSETS (continued)
2006
$
2005
$
Investment in marketable equity securities – available for sale
31
(1)
15
(1)
Increase in investment in marketable equity securities during 2006 mainly reflects the investment of $14 million (19.99 percent) interest acquired in
International Tower Hill Mines Limited during September 2006. Refer to Note 3 –
Acquisitions and disposals of businesses and assets.
Total gains on marketable equity securities included in other comprehensive income amounts to $5 million (2005: $1 million). Total losses on marketable equity securities included in other comprehensive income amounts to $1 million (2005: $nil million).
Investment in marketable debt securities – held to maturity
Investments in marketable securities represent held to maturity government and corporate bonds. The investment is measured at amortized cost.
18 19
Investment in non-marketable assets – held to maturity
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.
3 3
Investment in non-marketable debt securities – held to maturity
Investments in non-marketable securities represent the held to maturity fixed-term deposits (corporate bonds and notes) required by legislation for the Environmental
Rehabilitation Trust Fund and Environmental Protection Bond.
61 65
As of December 31, 2006 the contractual maturities of debt securities were as follows:
Marketable debt securities
Less than one year 1
Two to seven years 7
Seven to twelve years 1
More than twelve years 9
18
Non-marketable debt securities
Less than one year 52
More than twelve years 9
61
Fair values of the held to maturity debt securities at December 31, 2006 and 2005 approximate cost.
Other non-current assets
Unsecured
Other loans and assets
(1)
44 16
44 16
Non-current debtors
Prepayments and accrued income 5 4
Recoverable tax, rebates, levies and duties 25 16
Other trade debtor
(2)
3 -
Other debtors 3 -
36 20
80 36
(1)
Other comprises loans and receivables of $4 million (2005: $6 million) measured at amortized cost and post retirement assets of $40 million (2005: $10 million) measured according to the employee benefits accounting policy.
(2)
Bears interest and is repayable over four years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
15.
OTHER LONG-TERM ASSETS (continued)
2006
$
2005
$
Equity accounted joint ventures
Summarized financial statements of the joint ventures which have been equity accounted are as follows (Geita – only income and expenses for the period ended
April 26, 2004 included, as effective from this date, the Company acquired an additional 50 percent in Geita as part of the AngloGold Ashanti Business
Combination which resulted in Geita being accounted for as a subsidiary of
AngloGold Ashanti) (100 percent shown):
2006
$
2005
$
2004
$
Statements of income for the period
Sales and other income 817 600 546
Costs and expenses (465) (496) (493)
Taxation (90) (6) (1)
Net income 262 98 52
Balance sheets at December 31,
Non-current assets
720 754
Current assets 438 366
1,158 1,120
Long-term liabilities (89) (97)
Loans from shareholders (19) (27)
Current liabilities (268) (176)
Net assets 782 820
2006
$
2005
$
16.
ASSETS AND LIABILITIES HELD FOR SALE
Effective June 30, 2005, the investment in the Weltevreden mining rights, located in
South Africa, of $15 million, was classified as held for sale. This investment was previously recognised as a tangible asset. Weltevreden's rights were sold to Aflease Gold and Uranium Resources Limited on June 15, 2005. On December 19, 2005, Aflease was
acquired by sxr Uranium One (formerly Southern Cross Inc.). In terms of these sale agreements, the purchase price will be paid in the form of sxr Uranium One shares to be issued to the Company. This will take place when the conditions precedent to the agreement have been met. The Weltevreden mining rights form part of an old order mining rights conversion application, and the conditions precedent are that upon the government granting the conversion of these to new order mining rights, the Company will cede the Weltevreden mining rights to sxr Uranium One.

The Director-General of Minerals and Energy notified the Company that the new order mining rights were granted to the Company. However, the signing of the notarial agreement and the registration of the converted mining right still has to be completed.
Once these have been completed, the new order mining rights will then be ceded to sxr
Uranium One, and the related sxr Uranium One shares will then be issued to the
Company as full settlement of the purchase price. The fair value of the sxr Uranium One shares as at December 31, 2006 amounts to $51 million.
9 10
Arising from the sale of the Bibiani assets in Ghana, effective December 28, 2006, to
Central African Gold plc (CAG), the group decided to apply $3 million of the partial proceeds to an investment of 15,825,902 CAG shares. Subsequent to this decision, local regulators have required that the 15,825,902 shares in CAG must be sold within 90 days of December 28, 2006. On February 14, 2007, the Company disposed of 7,000,000 CAG shares yielding total proceeds of £768,845 ($1.5 million) and during April 2007, disposed of the remaining 8,825,902 CAG shares yielding total proceeds of £894,833 ($1.8 million).
The investment as at December 31, 2006 is carried at fair value less costs to sell.
3 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16.
ASSETS AND LIABILITIES HELD FOR SALE (continued)
2006
$
2005
$
As at December 31, 2006 and 2005 the carrying amount of major assets and liabilities relating to Weltevreden and CAG to be disposed of, included:
Property, plant and equipment
15
16
Other long-term assets (marketable equity investment)
3
-
Deferred taxation
(6)
(6)
Net assets
12
10
17.
OTHER CURRENT LIABILITIES
Deferred income
17
6
Deferred taxation. Refer to Note 7.
2
92
Related parties. Refer to Note 6.
-
5
Accrual for power
14
14
Unearned premiums
41
51
Other (including accrued liabilities)
52
31
126
199
18.
SHORT-TERM DEBT
Current maturities of long-term debt. Refer to Note 20.
33
160
19.
OTHER NON-CURRENT LIABILITIES
Deferred income
24
14
20.
LONG-TERM DEBT
Unsecured
Convertible bond
(1)
Fixed semi-annual coupon of 2.375% per annum. The bond is convertible, at the holders’
option, into ADSs up to February 2009 and is US dollar-based. The bond is convertible at a price of $65.00 per ADS.
1,008
1,008
Corporate bond
(2)
Fixed semi-annual coupon of 10.50% per annum. The bond is repayable on
August 28, 2008 and is ZAR-based.
296
327
Syndicated loan facility ($700 million)
(3)
Interest charged at LIBOR plus 0.4% per annum. Loan is repayable in January 2008 and is US dollar-based. The loan is subject to certain debt covenant arrangements for which no default event occurred.
181
460
Bank Belgolaise
Interest charged at LIBOR plus 1.5% per annum. Loan is repayable in 24 equal monthly installments commencing October 2005 and is US dollar-based.
2
4
Precious Fields Estates Company Ltd
Annuity based repayments expired in October 2006. Loan is US dollar-based.
-
1
Local money-market short-term borrowings
(4)
Short-term borrowings at market related rates and are ZAR-based.
-
129
Bank overdraft
Bank overdraft at market related rates and is Ghanaian Cedi-based.
8
-
Australia and New Zealand Banking Group Limited
(5)
-
-
Total unsecured borrowings
1,495
1,929
Secured
Capital leases
Senstar Capital Corporation
(6)
Interest charged at a weighted average rate of 6.77% per annum. Loans are repayable in monthly installments terminating in November 2009 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 12.
8
10
Terex Africa (Proprietary) Limited
(7)
Interest charged at a rate of 9.0% per annum. Loan is repayable in January 2008 and is
US dollar-based. The equipment financed is used as security for this loan. Refer to
Note 12.
2
-
Total long-term debt
1,505
1,939
Current maturities included in short-term debt.
33
160
1,472
1,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
LONG-TERM DEBT (continued)
2006
$
2005
$
Scheduled minimum long-term debt repayments are:
2007 33
2008 471
2009 1,001
2010 -
2011 -
1,505
The currencies in which the borrowings are denominated are as follows:
United States dollars 1,201 1,483
South African rands 296 456
Ghanaian Cedi 8 -
1,505 1,939
Undrawn borrowing facilities as at December 31, 2006 are as follows:
Syndicated loan ($700 million) – US dollar 520 245
FirstRand Bank Limited – US dollar 50 -
ABSA Bank Limited – US dollar 42 42
Nedbank Limited – US dollar 2 -
Citibank, N.A. – US dollar - 8
Standard Bank of South Africa Limited – rands 37 -
FirstRand Bank Limited – rands 31 17
Nedbank Limited – rands 7 7
ABSA Bank Limited – rands 4 5
Commerzbank AG – rands 3 3
ABN Amro Bank N.V. – rands 1 -
Australia and New Zealand Banking Group Limited – Australian dollar 79 37
ABN Amro Bank N.V. – euros 7 -
783 364
(1)
Convertible Bond
Senior unsecured fixed rate bond 1,000 1,000
Add: Accrued interest 8 8
1,008 1,008
On February 27, 2004, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, issued $1,000,000,000 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs and guaranteed by AngloGold Ashanti.
Subject to certain restrictions, holders of convertible bonds are entitled to convert each convertible bond into an AngloGold Ashanti ADS at the then applicable conversion price at any time from April 8, 2004 to February 20, 2009, or, if the convertible bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption.
If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Ashanti Holdings plc has the option of calling an early redemption of all the bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.
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
The calculation of diluted (loss)/earnings per common share for 2006, 2005 and
2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of
Convertible Bonds as their effects are anti-dilutive for these periods. Refer to Note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
LONG-TERM DEBT (continued)
2006
$
2005
$
The proceeds of the issue, after payment of expenses, were utilized by AngloGold
Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the acquisition of Ashanti and for general corporate purposes, including planned capital expenditure.
(2)
Corporate Bond
Senior unsecured fixed rate bond 286 315
Add: Accrued interest 10 12
296 327
On August 21, 2003, AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million) at a fixed semi-annual coupon of 10.50% per annum. The bond is repayable on August 28, 2008, subject to early redemption at the
Company’s option and is listed on the Bond Exchange of South Africa. The net proceeds of the bond are for general corporate purposes.
(3)
Syndicated loan facility ($700 million)
In January 2005, the Company entered into a new three year $700 million unsecured syndicated borrowing facility, at a margin of 0.4% over LIBOR. A commitment fee of
0.15% per annum is payable on the undrawn portion of the facility. The three year
$700 million syndicated facility was used to repay a maturing facility of $600 million
(repaid on February 4, 2005) and is available for general corporate purposes. During the year ended December 31, 2006, the Company repaid $415 million and drew down
$140 million under the $700 million syndicated facility. This amount was funded from proceeds raised through the public share offering (completed in April 2006) and cash flow from operations. The amount drawn under this facility was $180 million as at
December 31, 2006. The Company, AngloGold Offshore Investments Limited and
AngloGold American Investments Limited have guaranteed all payments and other obligations of the wholly-owned subsidiaries AngloGold Ashanti Holdings plc and
AngloGold Ashanti USA Inc. regarding the $700 million syndicated loan facility.
(4)
Local money-market short-term borrowings
During the year ended December 31, 2006, the Company repaid $129 million in local short-term money market loans. These amounts were funded from proceeds raised through the public share offering (completed in April 2006) and cash flow from operations.
(5)
Australia and New Zealand Banking Group Limited
On October 14, 2002, a new loan facility of A$50 million was arranged with the
Australia and New Zealand Banking Group Limited, at 0.35% over the Bank Bill Swop
Reference Rate. A commitment fee of 0.20% per annum is payable on the undrawn portion of the facility. The facility, originally repayable by September 2003, has been increased to A$100 million during 2006, and extended to September 2007. There was
$nil million drawn under this facility as at December 31, 2006.
Capital leases
(6)
Senstar Capital Corporation
Capital leases are for specific periods, with terms of renewal but no purchase options or escalation clauses. Renewals are at the discretion of the entity that holds the lease.
As of December 31, 2006 and 2005, Property, plant and equipment, allocated to Mine infrastructure, includes $16 million and $18 million of assets under capital leases and
$11 million and $10 million of related accumulated depreciation, respectively.
Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for all periods presented. The weighted average interest rate on the leases existing at December 31, 2006 is 6.77%. Payments are made monthly, including interest, through 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
LONG-TERM DEBT (continued)
2006
$
2005
$
Future minimum lease payments under capital leases together with the present value of minimum lease payments as of December 31, 2006 are:
2007 3
2008 3
2009 3
Total minimum lease payments 9
Less interest 1
Present value of net minimum lease payments 8
Less current portion 3
Long-term capital lease obligation 5
(7)
Terex Africa (Proprietary) Limited
The capital lease is for a specific period, with no terms of renewal and a purchase option. As of December 31, 2006, Property, plant and equipment, allocated to Mine infrastructure, includes $2 million of assets under the capital lease and $1 million of related accumulated depreciation. Amortization charges relating to the capital lease are included in Depreciation, depletion and amortization expense for the year ended
December 31, 2006. The interest rate on the lease existing at December 31, 2006 is
9%. The lease is to be repaid in January 2008.
Future minimum lease payments under the capital lease together with the present value of minimum lease payments as of December 31, 2006 are:
2007 -
2008 2
Total minimum lease payments 2
Less interest -
Present value of net minimum lease payments 2
Less current portion -
Long-term capital lease obligation 2
21.
PROVISION FOR ENVIRONMENTAL REHABILITATION
Accrued environmental rehabilitation costs 310 325
Long-term environmental obligations comprising decommissioning and restoration are based on the group’s environmental management plans, in compliance with the current environmental and regulatory requirements.
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
Decommissioning costs are further described in Note 5 – Asset retirement obligations.
Restoration costs
The provision for restoration represents the closure cost for restoration of site damage.
Rehabilitation of site damages only commences at the closure stage of the mine. Site damages are not costs associated with the construction or normal operations of long-lived assets and do not create probable future economic benefits.
At each reporting balance sheet date, gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a credit adjusted risk free rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21.
PROVISION FOR ENVIRONMENTAL REHABILITATION (continued)
2006
$
2005
$
While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, on an undiscounted basis, will be $482 million which includes a total estimated liability of
$17 million in respect of equity accounted joint ventures. Refer to Note 15. Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the
Company’s consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company’s consolidated balance sheets for all periods presented. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations. Refer to Note 24.
The Company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund, the environmental protection bond as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.
22.
OTHER ACCRUED LIABILITIES
Other accrued liabilities
27
19
Other accrued liabilities include the following:
Provisions for labor and civil claim court settlements for South American operations
(1)
26
19
Provision for employee compensation claims in Australia
(2)
1
-
27
19
(1)
Consists of claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, government fiscal claims relating to levies and surcharges and closure costs of old tailings operations. These liabilities are anticipated to unwind over the next two to five years.
(2)
Comprises workers compensation claims with regard to work related incidents. The liability is anticipated to unwind over the next three to five years. (Values were less than $0,5 million in
2005).
23.
PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS
Accrued liability
172
200
The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants.
The post-retirement medical liability is assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit actuarial valuation method. Refer to Note 28. The costs of post-retirement benefits are made up of those obligations which the Company has towards current and retired employees.
24.
COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments
(1)
Contracts for capital expenditure
354
186
Authorized by the directors but not yet contracted for
731
725
1,085
911
Allocated for:
Project expenditure
- within one year
367
190
- thereafter
265
106
632
296
Stay in business expenditure
- within one year
418
572
- thereafter
35
43
453
615
(1)
Including commitments through contractual arrangements by equity accounted joint ventures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.
COMMITMENTS AND CONTINGENCIES (continued)
2006
$
2005
$
Other contractual purchase obligations
(2)
- within one year 274 192
- thereafter 190 203
464 395
(2)
Other purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated include purchase obligations of equity accounted joint ventures.
Contingencies
Water pumping cost – South Africa
The Company is involved in a legal dispute regarding the responsibility for water pumping of the Margaret shaft which belongs to Stilfontein. Following an attempt by
DRDGold Limited to liquidate its North West operations and avoid incurring pumping cost, the Company launched an urgent application against DRDGold Limited and government departments requesting the court to order the continued pumping of water at the Stilfontein Mines. The cessation of water pumping is likely to cause flooding in various of the Company’s Vaal River operations. The Department of Water Affairs and
Forestry responded by issuing directives to the mining companies directing that they share the costs of pumping at the Margaret Shaft.
The three mining companies, Simmer and Jack Mines Limited, Harmony Gold Mining
Company Limited and AngloGold Ashanti Limited, are finalizing an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. The Company’s responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company.
Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities, the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities.
Groundwater pollution – South Africa
The Company has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geologic formation in
South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.
COMMITMENTS AND CONTINGENCIES (continued)
2006
$
2005
$

Serra Grande sales tax on gold deliveries
47 29

Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export namely, one assessment for the period between
February 2004 and June 2005 and the other for the period between July 2005 to
May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime
Agreement (Termo de Acordo re Regime Especial – TARE). The Serra Grande
operation is co-owned with Kinross Gold Corporation. The Company’s attributable share of the first assessment is approximately $29 million. In May 2006 MSG signed the TARE, which authorized the remittance of gold to the Company’s branch in Minas
Gerais specifically for export purposes. In November 2006 the administrative council’s second chamber ruled in favor of Serra Grande and fully canceled the tax liability related to the first period. The State of Goiás may still appeal to the full board of the
State of Goiás tax administrative council. The second assessment was issued by the
State of Goiás in October 2006 on the same grounds as the first assessment, and the
Company’s attributable share of the assessment is approximately $18 million. The
Company believes both assessments are in violation of federal legislation on sales taxes.

VAT Dispute at Morro Velho
5 -

Morro Velho is involved in a dispute with tax authorities, as a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice.

VAT Dispute at MSG
6 6

Mineração Serra Grande S.A. received a tax assessment in October 2003 from the
State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company’s appeal against the assessment. The
Company is now dismissing the case at the judicial sphere.
Financial guarantees

AngloGold Offshore Investments Limited guarantee of the Nufcor International Limited loan facility:
40 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.
COMMITMENTS AND CONTINGENCIES (continued)
2006
$
2005
$
AngloGold Offshore Investments Limited, a wholly owned subsidiary of the Company, has guaranteed 50 percent of the Nufcor International Limited loan facility with First
Rand (Ireland) plc (formerly RMB International (Dublin) Limited). Nufcor International
Limited is accounted for under the equity method. Refer to Note 15.
Oro Group surety
14 16
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($14 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well-established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro Group. These bonds should enable the Company to recover the majority of the guaranteed amount. The Company receives a fee from the associate for providing the surety and has assessed the possibility of a claim for non-
performance.
Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately:
49 49
The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet their rehabilitation obligations. As at December 31, 2006 the carrying value of these obligations relating to
AngloGold Ashanti USA amounted to $26 million and are included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.
The Company has guaranteed all payments and other obligations of AngloGold
Ashanti Holdings plc regarding the issued $1,000,000,000 2.375 percent convertible bonds due 2009. Refer to Note 20. The Company’s obligations regarding the guarantee are direct, unconditional and unsubordinated.
1,000 1,000

Guarantee provided for Syndicated loan facility
181 460

AngloGold Ashanti Limited, AngloGold Offshore Investments Limited and AngloGold
American Investments Limited have guaranteed all payments and other obligations of the wholly-owned subsidiaries AngloGold Ashanti Holdings plc and AngloGold Ashanti
USA Inc. regarding the $700 million Syndicated loan facility. Refer to Note 20.
Hedging guarantees
The Company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold Ashanti USA
Inc., AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

Ashanti Treasury Services guarantees
1,047 723
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc have provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited (ATS).
The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging Agreements. At December 31, 2006 the marked-to-market valuation of the ATS hedge book was negative $1,047 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.
COMMITMENTS AND CONTINGENCIES (continued)
2006
$
2005
$
Hedging guarantees of due performance by the Geita Management Company Limited
(GMC)
290 172
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by the GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. This guarantee remains in force until no sum remains to be paid under the Hedging Agreements and the Bank has irrevocably recovered or received all sums payable to it under the Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by
GMC under or pursuant to the Hedging Agreements. At December 31, 2006 the marked-to-market valuation of the GMC hedge book was negative $290 million.
In addition to the above, the Company has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.
With operations in several countries on several continents, many of which are emerging markets, AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for the previous years. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the
Company’s business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.
On March 23, 2006 the Company entered into a Registration Rights Agreement with
Anglo South Africa Capital (Proprietary) Limited (Anglo South Africa) under which the
Company has agreed to file U.S. registration statements for Anglo South Africa’s offer and sale of shares it holds in the Company (each a Demand Registration) if Anglo
South Africa requests the Company to do so. The Company is required to use all reasonable efforts to file a Demand Registration within 30 days after such a request and to keep it effective for 90 days unless the shares offered pursuant to it are sold earlier. Further, the Company may not offer, sell, allot or issue any shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, shares, whether pursuant to U.S. registration or otherwise, for a 90-day period immediately following the first closing of an offering pursuant to a Demand Registration or a shorter period as may be imposed by underwriters in the Demand Registration;
except: (i) in consideration for shares or assets of a company as part of a merger, acquisition, corporate reorganization or similar transaction, (ii) as required pursuant to the terms governing the 2.375 percent guaranteed convertible bonds due 2009, issued by AngloGold Ashanti Holdings plc and guaranteed by the Company, and (iii) in connection with any option, employee bonus, profit sharing, pension, retirement, incentive, savings or similar plan, agreement or award. The Registration Rights
Agreement may be terminated at any time by written consent by each of the parties thereto. The Registration Rights Agreement shall terminate automatically on the first date on which Anglo South Africa is no longer an “affiliate” within the meaning of Rule
144 under the United States Securities Act of 1933, as amended.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.
COMMITMENTS AND CONTINGENCIES (continued)
2006
$
2005
$
Vulnerability from concentrations
The majority of AngloGold Ashanti’s 61,453 employees (2005: 63,993, 2004: 65,400)
are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body that represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in
August 2005, when the parties reached an agreement covering the period from
July 1, 2005 to June 30, 2007.
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Malian government. Recoverable value added tax due from the
Malian government to the Company amounts to $34 million at December 31, 2006
(December 31, 2005: $25 million). The last audited value added tax return was for the period ended December 31, 2006 and as at that date $19 million was still outstanding and $15 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
Reimbursable fuel duties from the Malian government to the Company amount to
$11 million at December 31, 2006 (December 31, 2005: $13 million). Fuel duty refund claims are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the
Customs and Excise authorities. As at December 31, 2006, the Customs and Excise authorities have approved $5 million which is still outstanding, while $6 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations. With effect from February 2006, fuel duties are no longer payable to the Malian government.
The Government of Mali is a shareholder in all of the Company’s entities in Mali and protocol agreements governing repayments of certain of these amounts have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006. The amounts outstanding have been discounted to their present value at a rate of 5 percent.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government. Reimbursable value added tax due from the
Tanzanian government to the Company amounts to $14 million at December 31, 2006
(December 31, 2005: $9 million). The last audited value added tax return was for the period ended November 30, 2006 and as at December 31, 2006 $9 million was still outstanding and $5 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The amounts outstanding have been discounted to their present value at a rate of 5 percent.
Reimbursable fuel duties from the Tanzanian government to the Company amount to
$18 million at December 31, 2006 (December 31, 2005: $6 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. As at December 31, 2006, claims for refund of fuel duties amounting to $12 million have been lodged with the
Customs and Excise authorities, which are still outstanding, whilst claims for refund of
$6 million have not yet been submitted. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorizations. The amounts outstanding have been discounted to their present value at a rate of 5 percent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25.
STOCKHOLDERS’ EQUITY
The authorized common stock of the Company was increased in 1998 to 400,000,000 shares of common stock of
25 ZAR cents each principally to meet its obligations regarding the proposed merger of AAC gold interests through the
Company. During 2006 AngloGold Ashanti approved the Employee Share Ownership Plan for the employees in the
South African operations and a Black Economic Empowerment transaction (BEE transaction) for which
4,280,000 E shares of common stock of 25 ZAR cents were authorised.
During 2006, 11,297,721 shares of common stock and 4,185,770 E shares of common stock in the Company were issued as follows:
•
398,399 shares of common stock were issued as part of the share incentive scheme for a consideration of
$9 million.
•
4,185,770 E shares of common stock and 928,590 shares of common stock in the Company were issued as part of the Employee Share Ownership Plan and the BEE transaction for a consideration of $93 million, which are eliminated as shares held within the Company.
•
9,970,732 shares of common stock in the Company were issued as part of the public offering which was completed on April 20, 2006, amounting to $498 million.
During 2005, 475,538 shares of common stock in the Company were issued as part of the share incentive scheme for a consideration of $9 million.
During 2004, 41,326,552 shares of common stock in the Company were issued as follows:
•
192,800 shares of common stock were issued as part of the share incentive scheme for a consideration of
$3 million.
•
41,133,752 shares of common stock in the Company were issued to facilitate the share swap for the acquisition of
Ashanti Goldfields Company Limited, amounting to $1,544 million.
At a general meeting held on April 10, 2006, ordinary resolutions were passed with the requisite majority, providing authority to the directors to allot sufficient ordinary shares of the Company to allow it to raise $500 million before expenses and after underwriters’ fees in a public offering. The offering was completed on April 20, 2006 and resulted in the issue of 9,970,732 new ordinary shares, along with the simultaneous sale of 19,685,170 AngloGold Ashanti shares held by Anglo American plc (AA plc), reducing AA plc’s holding in the Company to 41.8 percent. The combined offering was priced at $51.25 per ADS and R315.19 per ordinary share (a 1 percent discount to the weighted average traded price of the shares on the Johannesburg Stock Exchange (JSE) over the 30 days prior to pricing). Net proceeds to AngloGold Ashanti of the primary offering was $498 million, which will be used for project development capital, capital expenditure and other general corporate purposes. AngloGold Ashanti used the proceeds to reduce short-term loans and borrowings under its revolving credit facility. Refer to Note 20.
At a general meeting of shareholders held on May 5, 2006, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purposes as they may determine, up to 10 percent of the authorized but unissued common stock of 25 ZAR cents each in the share capital of the Company (subject to the South African Companies Act and the Listings Requirements of the JSE Securities
Exchange South Africa) after setting aside so many common stock of 25 ZAR cents each as may be required to be allotted and issued by the Company pursuant to the AngloGold Share Incentive Scheme and for the purposes of the conversion of the $1,000,000,000, 2.375 percent guaranteed Convertible Bonds issued by AngloGold Ashanti
Holdings plc. Refer to Note 30 and Note 20. As at December 31, 2006 of the total unissued common stock of
123,763,847 of 25 ZAR cents each, 10,195,949 of 25 ZAR cents each was under the control of the directors until the forthcoming annual general meeting. In terms of the Trust deed the unissued E common stock of 94,230 are under the control of the trustees. In terms of a specific authority granted at the general meeting of stockholders held on
March 29, 1993, the directors are authorized to issue the 4,221,104 unissued B redeemable preferred stock of 1 ZAR cent each to Eastvaal Gold Holdings Limited.
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the Company is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the Company enters into derivative transactions. The Company does not acquire, hold or issue derivatives for trading purposes. The Company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
The financial risk management activities objectives of the Company are as follows:
•
Safeguarding the Company core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
•
Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity planning and procedures;
•
Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts;
•
Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the Company and comply where necessary with all relevant regulatory and statutory requirements.
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
•
Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet, at fair value as either a derivative asset or derivative liability. For cash flow hedges the effective portion of changes in fair value of the hedging instruments are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in product sales. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of negative
$169 million at December 31, 2006 are expected to be recycled from other comprehensive income and recognized as a reduction in product sales during 2007.
•
All other derivatives are measured at their fair value, with the changes in fair value at each reporting date being reported in earnings as gains or losses on derivatives in the period in which they occur.
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
Loss on non-hedge derivatives of $208 million (2005: $142 million; 2004: $123 million) was included in the current year income statement.
Gold price and currency risk management activities
Gold and currency hedging instruments are denominated in South African rands, US dollars, Australian dollars and
Brazilian real. The hedging instruments utilized are forward sales contracts, purchased and sold put options, and purchased and sold call options and gold lease rate swaps. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in light of changes in operational forecasts, market conditions and the Company’s hedging policy as set by the board of directors. The Company’s reserve and financial strength has allowed it to arrange unmargined credit lines of up to ten years with counterparties.
Some of the instruments described above are designated and accounted for as cash flow hedges. The hedged forecast transactions are expected to occur over the next 5 years, in line with the maturity dates of the hedging instruments.
Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of outstanding forward sales type contracts at the end of 2006 was 122,133kg (2005: 159,783kg).
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The Company’s risk in selling call options is unlimited but mitigated by the fact that the Company produces the commodity required by the option and would benefit by the same quantity as the option loss by selling production in the open market. The Company’s risk in selling put options is unlimited but partially mitigated by put options purchased.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Net delta open hedge position as at December 31, 2006
The Company has an established practice of actively managing its hedged commitments under changing market circumstances. A substantial restructuring of the hedge book was concluded between December 2004 and
January 2005 was followed by a smaller restructuring of the hedging commitments of the Geita Management
Company following the repayment of project finance loans. During 2006, in addition to delivering in and buying back a number of hedge contracts, the Company also restructured a number of hedge contracts maturing in the near term into later years.
As of December 31, 2006, the hedge book reflected a net delta tonnage position of 10.16 million ounces (316 tonnes)
or 32 percent of the next 5 years forecast production. As of December 31, 2005, the hedge book reflected a net delta tonnage position of 10.84 million ounces (337 tonnes).
The marked-to-market value of all hedge transactions, irrespective of accounting designation, making up the hedge positions was a negative $2,903 million as at December 31, 2006 (as at December 31, 2005: negative $1,941 million).
These values were based on a gold price of $636.30 per ounce, exchange rates of $/R7.001and A$/$0.7886 and the prevailing market interest rates and volatilities at December 31, 2006. The values as at December 31, 2005 were based on a gold price of $517.00 per ounce, exchange rates of $/R6.305 and A$/$0.7342 and the prevailing market interest rates and volatilities at that date.
The Company had the following net forward pricing commitments outstanding against future production as at
December 31, 2006.
Year
2007
2008
2009
2010
2011 2012-2016
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
19,622
22,817
21,738
14,462
12,931
24,308
115,878
$ per oz
$301
$314
$316
$347
$397
$418
$347
*Forward contracts (Long)     Amount (kg)
12,957
12,957
$ per oz
$ 639
$ 639
Put options purchased
Amount (kg)
1,455
1,455
$ per oz
$292
$292
Put options sold
Amount (kg)
19,259
11,555
3,748
1,882
1,882
5,645
43,971
$ per oz
$612
$587
$530
$410
$420
$440
$559
Call options purchased
Amount (kg)
14,252
6,503
20,755
$ per oz
$398
$432
$409
Call options sold
Amount (kg)
47,779
46,776
41,148
32,036
36,188
51,294
255,221
$ per oz
$475
$466
$473
$458
$492
$564
$491
RAND GOLD
Forward contracts
Amount (kg)
2,138
933
3,071
Rand per kg
R91,299
R116,335
R98,769
Call options sold
Amount (kg)
311
2,986
2,986
2,986
9,269
Rand per kg
R108,123
R202,054
R216,522
R230,990
R212,885
AUD DOLLAR GOLD
Forward contracts
Amount (kg)
7,465
2,177
3,390
3,111
16,143
A$ per oz
A$ 669
A$ 656
A$ 649
A$ 683
A$ 666
Put options purchased
Amount (kg)
4,977
4,977
A$ per oz
A$ 826
A$ 826
Put options sold
Amount (kg)
5,910
5,910
A$ per oz
A$ 800
A$ 800
Call options purchased
Amount (kg)
3,732
3,110
1,244
3,111
11,197
A$ per oz
A$ 668
A$ 680
A$ 694
A$ 712
A$ 686
Call options sold
Amount (kg)
6,532
6,532
A$ per oz
A$ 847
A$ 847
Delta (kg)
(36,687)
(54,993)
(62,616)
(45,773)
(46,952)
(68,991)
(316,012)
**Total net gold:
Delta (oz)
(1,179,513)
(1,768,063)     (2,013,148)    (1,471,634)    (1,509,540)  (2,218,109)   (10,160,007)
Hedge delta as a percentage of current
production levels (%)***
21%
31%
36%
26%
27%
8%
18%
*
Indicates a long position from forward purchase contracts. The Company enters into forward purchase contracts as part of its strategy to manage and reduce the size of the hedge book.
**   The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2006.
*** Percentage based on 2006 full year production of 5,635,000 ounces.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Year
2007
2008
2009
2010
2011
2012-2016
GOLD LEASE RATE SWAPS
Amount (‘000oz)
270,000
100,000
130,000
100,000
Gold borrowing cost associated with
forward contracts
(1)
Interest rate %
0.69
0.78
0.89
1.25
Amount (‘000oz)
1,334,356
1,168,000
898,000
641,000
423,000
205,000
Gold lease rate swaps
(2)
Interest rate %
1.76
1.75
1.81
1.83
1.83
1.84
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
Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR SILVER
Put options purchased
Amount (kg)
43,545
43,545
87,090
$ per oz
$ 7.40
$ 7.66
$ 7.53
Put options sold
Amount (kg)
43,545
43,545
87,090
$ per oz
$ 5.93
$ 6.19
$ 6.06
Call options sold
Amount (kg)
43,545
43,545
87,090
$ per oz
$ 8.40
$ 8.64
$ 8.52
Foreign exchange price risk protection agreements
The Company enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.
The following table indicates the Company’s currency hedge position at December 31, 2006.
Year
2007
2008
2009
2010
2011    2012-2016
Total
RAND DOLLAR (000)
Put options purchased
Amount ($)
15,000
15,000
Rand per $
R7.61
R7.61
Put options sold
Amount ($)
40,000
40,000
Rand per $
R7.08
R7.08
Call options sold
Amount ($)
55,000
55,000
Rand per $
R7.34
R7.34
AUD DOLLAR (000)
Forward contracts
Amount ($)
73,518
20,000
93,518
$ per A$
$ 0.76
$ 0.73
$ 0.75
Put options purchased
Amount ($)
10,000
10,000
$ per A$
$ 0.76
$ 0.76
Put options sold
Amount ($)
10,000
10,000
$ per A$
$ 0.78
$ 0.78
Call options sold
Amount ($)
10,000
10,000
$ per A$
$ 0.75
$ 0.75
As at December 31, 2006 certain of the hedging positions reported in the above tables were governed by early termination options in favor of certain counterparts.
Interest rate and liquidity risk
Fluctuations in interest rates impacts on interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The Company is able to actively source financing at competitive rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Cash and loans advanced maturity profile
Maturity date
Currency
Fixed rate
investment
amount
(million)
Effective
rate
%
Floating rate
investment
amount
(million)
Effective
rate
%
All less than one year $ 35 5.1 64 4.5
ZAR 513 8.5 837 7.8
A$ - - 52 6.0
BRL - - 35 13.2
ARS - - 13 9.5
NAD 134 8.3 - -
Borrowings maturity profile
Within one year
Between
one and two years
Between
two and five years
Greater than five years
Currency
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Total
Borrowings
amount
(million)
$
41
5.8
189
5.9
1,005
2.4
1
7.4
1,236
ZAR
73
(1)
-
2,000
10.5
-
-
-
-
2,073
GHC
73,692
19.0
-
-
-
-
-
-
73,692
Interest rate risk
Fixed for less than
one year
Fixed for between
one and three years
Fixed for greater than
three years
Currency
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Total
Borrowings
amount
(million)
$
219
6.2
1,013
2.4
4
3.4
1,236
ZAR
73
(1)
-
2,000
10.5
-
-
2,073
GHC
73,692
19.0
-
-
-
-
73,692
(1)
Interest accrual on the corporate bond as at December 31, 2006.
Interest rate swaps
The Company previously entered into a convertible interest rate swap. The swap was a derivative instrument as defined by SFAS133. The swap, done on the back of the $1 billion Convertible Bond, converted the fixed coupon of 2.375% per annum into a LIBOR-based floating rate. The swap was not designated as a fair value hedge. The swap was unwound during September 2005, based on the Company’s view of US dollar interest rates.
The Company previously entered into interest rate swap agreements to convert R750 million ($133 million) of its
R2,000 million ($354 million) ZAR denominated fixed rate Bond to variable rate debt. The swaps were not designated as fair value hedges. The interest rate swaps were unwound during April 2005, based on the Company’s view of ZAR interest rates.
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
The combined maximum credit exposure at the balance sheet date amounts to $655 million (2005: $713 million) on a contract by contract basis. Credit risk exposure netted by counterparts amounts to $68 million (2005: $18 million). No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
The table below provides a summary of the number, type and credit quality of AngloGold Ashanti’s hedge counterparts.
Number of Counterparts
Type
Credit Rating (Fitch)
2
International Bank
AAA
4
International Bank
AA +
4
International Bank
AA
9
International Bank
AA -
3
International Bank
A +
3
International Bank
A
1
International Bank
A -
1
International Bank
BBB
1
South African Bank
AAA (zaf) (International BBB +)
1
South African Bank
AA + (zaf) (International BBB +)
1
South African Bank
AA (zaf) (International BBB)
1
South African Bank
AA- (zaf) (International BBB)
1
South African Bank
A + (zaf) (International BBB -)
6
Brazilian Bank
AA (bra)
1
Trade Finance House
Not rated
AngloGold Ashanti does not anticipate non-performance by any counterparts.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. In certain cases these estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company’s financial instruments, as measured at December 31, 2006 and 2005, are as follows:
December 31, 2006
December 31, 2005
Carrying
amount
$
Fair
value
$
Carrying
amount
$
Fair
value
$
Cash and cash equivalents
471
471
196
196
Restricted cash
11
11
8
8
Short-term debt
33
33
160
160
Long-term debt
1,472
1,484
1,779
1,803
Derivatives
1,524
(1)
2,903
935
(1)
1,941
(1)
Carrying amounts represents on balance sheet derivatives.
The following are the marked-to-market valuations of the hedge book derivative (liabilities)/assets split by accounting designation
December 31, 2006
Normal
purchase and
sale
exemption
$
Cash flow
hedge
accounted
$
Non hedge
accounted
$
Total
$
Forward sales type agreements
(829)
(375)
(124)
(1,328)
Option contracts
(516)
-
(1,056)
(1,572)
(1)
Foreign exchange contracts
-
2
2
4
Foreign exchange option contracts
-
-
(12)
(12)
Interest rate swaps – Gold
(34)
-
39
5
Total
(1,379)
(373)
(1,151)
(2,903)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
December 31, 2005
Normal
purchase
and sale
exemption
$
Cash flow
hedge
accounted
$
Non hedge
accounted
$
Total
$
Forward sales type agreements (554) (342) (13) (909)
Option contracts (446) (4) (608) (1,058)
(1)
Foreign exchange contracts - 8 (2) 6
Foreign exchange option contracts - - (5) (5)
Interest rate swaps – Gold (6) - 31 25
Total (1,006) (338) (597) (1,941)

(1)
Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.
Derivatives maturity profile
Total
$
2006
Assets
$
Liabilities
$
Amounts to mature within twelve months of balance sheet
date
(1,133) 649 (1,782)
Amounts maturing between one and two years (144) 6 (150)
Amounts maturing between two and five years (190) - (190)
Amounts to mature thereafter (57) - (57)
Total (1,524) 655 (2,179)
Total
$
2005
Assets
$
Liabilities
$
Amounts to mature within twelve months of balance sheet
date
(446) 675 (1,121)
Amounts maturing between one and two years (162) 30 (192)
Amounts maturing between two and five years (249) 8 (257)
Amounts to mature thereafter (78) - (78)
Total (935) 713 (1,648)
Summary of contracted Uranium sales as at December 31, 2006
The Company had the following forward pricing Uranium commitments against future production:
Year
lbs( '000)
(1)
Average
contracted
price ($/lbs)
(2)
2007
1,503 $ 16.47
2008
1,869 $ 21.99
2009
919 $ 29.91
2010 - 2013 1,976 $ 35.37
(1)
Certain contracts allow the buyer to adjust the purchase quantity within a specified range.
(2)
Certain contracts are subject to market related price adjustment mechanisms. In these cases, the price disclosed indicates the previous periodic price resets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents and short-term debt
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Long-term debt
The fair value of listed fixed rate debt and the Convertible Bonds are shown at their market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair value of volatility-based instruments are estimated based on market prices, volatilities and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market price for the contracts at
December 31, 2006 and 2005. The amounts include those contracts accounted for as normal purchases and sales.

27.    ADDITIONAL CASH FLOW INFORMATION
2006
$
2005
$
2004
$

Non-cash items
Reported as non-cash items in the statements of consolidated cash flows are the following:
Amortization:
Mining assets, acquired properties and amortized intangibles 699 593 445
Impairment:
Mining assets 6 43 1
Acquired properties - 74 -
Goodwill, other intangibles and non-marketable equity investments - 24 2
- 141 3
Interest paid during the year 82 57 59
Taxation paid during the year 110 22 28

28.    EMPLOYEE BENEFIT PLANS
Defined Benefit Plans
The Company has made provision for pension and medical schemes covering substantially all employees. The retirement schemes as at December 31, 2006, 2005 and 2004, consists of the following which reflects the following provision values:
2006
$
2005
$
2004
$
AngloGold Ashanti Pension Fund (asset) (38) (8) (8)
Post Retirement medical scheme for AngloGold Ashanti South African employees
159 188 152
Other defined benefit plans 11 10 19
Sub Total
132 190 163
Transferred to other non-current assets
AngloGold Ashanti Pension Fund 38 8 8
Post retirement medical scheme for Rand Refinery employees 2 2 2
Total Provision
172 200 173

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.     EMPLOYEE BENEFIT PLANS (continued)
South Africa Defined Benefit Pension Fund
The plan is evaluated by independent actuaries on an annual basis as at December 31, of each year. A formal statutory valuation is required by legislation every three years. The previous statutory valuation was carried out with an effective date of December 31, 2005, and was completed in June of 2006. The next statutory valuation will have an effective date no later than December 31, 2008. The valuation as at December 31, 2006 was completed at the beginning of
2007. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments. The accumulated benefit obligation at
December 31, 2006 is $188 million.
All South African pension funds are governed by the Pension Funds Act of 1956 as amended.
Information with respect to the Defined Benefit Fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:
Pension benefits
2006
$
2005
$
2004
$
Change in benefit obligation
Benefit obligation at January 1,
222
216
162
Service cost
7
6
6
Interest cost
16
14
14
Plan participants’ contributions
2
2
2
Actuarial loss
12
31
10
Benefits paid
(14)
(24)
(13)
Translation
(21)
(23)
35
Benefit obligation at December 31,
224
222
216

Change in plan assets
Fair value of plan assets at January 1,
230
204
137
Actual return on plan assets
62
57
34
Company contributions
6
13
12
Plan participants’ contributions
2
2
2
Benefits paid
(14)
(24)
(13)
Translation
(24)
(22)
32
Fair value of plan assets at December 31,
262
230
204
Funded status at end of year
38
8
(12)
Unrecognized net actuarial loss
-
-
20
Net amount recognized
38
8
8
Components of net periodic benefit cost
Service cost
7
6
6
Interest cost
16
14
14
Actuarial gains and losses
(28)
(10)
10
Expected return on assets
(22)
(16)
(15)
Amortization of actuarial gains and losses
-
-
1
Net periodic benefit cost
(27)
(6)
16
Pension benefits
2006
2005
2004
Assumptions
Weighted-average assumptions used to determine benefit obligations at
December 31,
Discount rate
8.00%
7.75%
7.5%
Rate of compensation increase
(1)
5.50%
5.00%
5.0%
Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,
Discount rate
8.00%
7.75%
7.5%
Expected long-term return on plan assets
10.50%
10.14%
7.5%
Rate of compensation increase
(1)
5.50%
5.00%
5.0%
Pension increase
4.28%
4.05%
2.9%
(1)
The short-term compensation rate increase is 6% (2005: 5%) and the long-term compensation rate increase is 5.5% (2005: 5%).
The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.     EMPLOYEE BENEFIT PLANS (continued)
Pension benefits
2006
2005
Plan assets
AngloGold Ashanti’s pension plan asset allocations at December 31, 2006 and 2005, by asset category are as follows:
Asset Category
Equity securities 68% 69%
Debt securities 28% 30%
Other 4% 1%
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
2006
2005
No. of
Shares
Percentage of
total assets
Fair Value
$
Percentage of
total assets
Fair Value
$
Related Parties
Investments held in related parties are summarized as follows:
Equity Securities
Anglo American plc
40,400
0.8%
2
11.9%
27
AngloGold Ashanti
32,960
0.6%
2
0.8%
2
With fellow subsidiaries of AA plc group to April
2006
(1)
Anglo American Platinum Group
13.5%
31
Tongaat Hulett Group
1.1%
3
4
63
Other investments exceeding 5% of total plan assets
Bonds
RSA 2015 Government Bonds 13.5%
-
5.4%
18
RSA 2010 Government Bonds 13%
-
7.8%
12
-
30
No investment exceeded 5% of total plan assets in 2006.
(1)
During the year, AngloGold Ashanti Limited launched an equity offering which reduced Anglo American plc’s interest in
AngloGold Ashanti Limited. At December 31, 2006 Anglo
American plc holds an 41.67% interest in AngloGold Ashanti
Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.      EMPLOYEE BENEFIT PLANS (continued)
Cash Flows
Contributions
The Company expects to contribute $6 million (2006: $7 million) to its pension plan in 2007.
2006
$
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2007 14
2008 13
2009 13
2010 13
2011 13
Thereafter 158

South Africa post-retirement medical benefits
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last actuarial valuation was performed at December 31, 2006.
Information with respect to the defined benefit liability, which includes post-retirement medical benefits for
AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:
Other benefits
2006
$
2005
$
2004
$
Change in benefit obligation
Benefit obligation at January 1, 188 166 128
Service cost 1 1 1
Interest cost 13 12 13
Plan participants contributions 5 5 10
Benefits paid (17) (16) (24)
Actuarial loss/(gain) (14) 38 15
Translation (17) (18) 23
Benefit obligation at December 31, 159 188
166
Unfunded status of the end of the year
(159) (188) (166)
Unrecognized actuarial loss - - 14
Net amount recognized (159) (188) (152)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.     EMPLOYEE BENEFIT PLANS (continued)
Other benefits
2006
$
2005
$
2004
$
Components of net periodic benefit cost
Service cost
1 1 1
Interest cost 13 12 13
Actuarial gains and losses (14) 38 15
Amortization of prior service cost - - 1
- 51 30

The assumptions used in calculating the above amounts are:
Discount rate 8.00% 7.75% 9%
Expected increase in health care costs 4.75% 5.00% 5%

Assumed health care cost trend rates at December 31
Health care cost trend assumed for next year 4.75% 5.00% 5.0%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
4.75% 5.00% 5.0%
Year that the rate reaches the ultimate trend N/A N/A N/A
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:
1-percentage point
increase
1-percentage point
decrease
Effect on total service and interest cost 2 (1)
Effect on post-retirement benefit obligation 17 (14)
Cash flows
Post-retirement medical plan
AngloGold Ashanti expects to contribute $25 million (2006: $13 million) to the post-retirement medical plan in 2007.
Estimated future benefit payments
$ million
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:
2007 11
2008 11
2009 11
2010 12
2011 12
Thereafter 102

Other Defined Benefit Plans

Other plans comprise the following and have been aggregated in the tables of change in benefit obligations, change in plan assets and components of Net Periodic Benefit Cost.

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
2006
2005
2004
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate N/A N/A 11.3%
Rate of compensation increase N/A N/A 7.1%
Weighted-average assumptions used to determine net periodic benefit cost at December 31,
Discount rate N/A N/A 11.3%
Expected long-term return on plan assets N/A N/A 11.3%
Rate of compensation increase N/A N/A 7.1%
Pension increase N/A N/A 5.0%
No valuation is necessary at December 31, 2006 as the fund was converted during 2005 to a defined contribution plan.
Information with respect to the Ashanti Retired Staff pension plan, for the year ended December 31, is as follows:
The pension scheme provides a retirement benefit to former Ashanti employees that were based at the former London office. The scheme is closed to new members and participants are either retired or deferred members. The plan is evaluated by actuaries on an annual basis using the projected unit credit funding method. The contributions are made to the plan and it is funded with a marginal shortfall of $1 million (2005: $0.2 million).
2006
2005
2004
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate 5.00% 5.00% 5.8%
Rate of compensation increase N/A N/A N/A
Weighted-average assumptions used to determine net periodic benefit cost at December 31,
Discount rate 5.00% 5.00% 5.8%
Expected long-term return on plan assets 6.13% 6.07% 5.8%
Rate of compensation increase N/A N/A N/A
Pension increase 2.50% 2.50% 2.5%
The expected long-term return on plan assets is determined using the after tax return of domestic bonds, fixed deposits and equity securities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.     EMPLOYEE BENEFIT PLANS (continued)
2006
2005
Plan assets
The Ashanti Retired Staff defined benefit pension plan asset allocations at
December 31, 2006 and 2005, by asset category are as follows:
Asset Category
Equity securities 55% 51%
Debt securities 40% 41%
Cash 4% 6%
Property 1% 2%
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
2006
2005
2004
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate 5.00% 4.00% 4.0%
Rate of compensation increase N/A N/A N/A
Weighted-average assumptions used to determine net periodic benefit cost at December 31,
Discount rate 5.00% 4.00% 4.0%
Rate of compensation increase N/A N/A N/A
Pension increase 4.50% 3.00% 4.5%

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
The Retiree Medical Plan is a non-contributory defined benefit plan. This plan was last evaluated by independent actuaries in September 2006 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold Ashanti USA under the Retiree Medical Plan. The evaluation of the Retiree Medical Plan reflected liabilities of $2 million (2005: $2 million, 2004: $2 million). The Retiree
Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.
Other
benefits
2006
Other
benefits
2005
Other
benefits
2004
The assumptions used in calculating the benefit obligations at
December 31,
Discount rate
5.00% 5.50% 6.0%
Expected return on plan assets N/A N/A N/A
Rate of compensation increase
(1)
N/A N/A N/A
(1)
The Company does not share in future cost increases and therefore the rate of compensation increase is not applicable.

Information with respect to the Nufcor South Africa Retiree Medical Plan, which includes benefits for the
Nufcor South Africa past employees, for the year ended December 31, is as follows:
Other
benefits
2006
Other
benefits
2005
Other
benefits
2004
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate
8.50% 7.75% 11.0%
Expected increase in health care costs 6.50% 5.75% 9.0%
Expected return on plan assets 8.50% 7.75% 11.0%
Plan Assets
The asset allocation of the Nufcor South Africa post retirement medical fund at December 31, 2006 by asset category are as follows:
Asset Category
Unit Trust Investment Funds 100% 100% 100%
100% 100% 100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.     EMPLOYEE BENEFIT PLANS (continued)
Information with respect to the Post Retirement Medical Plan and Obligation for the Rand Refinery Ltd
employees, for the year ended December 31, is as follows:
Other
benefits
2006
Other
benefits
2005
Other
benefits
2004
Assumptions
Weighted-average assumptions used to determine benefit obligations at
December 31,
Discount rate
8.50% 7.75% 10.0%
Expected increase in health care costs 6.50% 5.75% 8.0%
Expected return on plan assets 7.77% 7.26% 10.0%
Plan Assets
The asset allocation of the Rand Refinery post retirement medical fund at
December 31, 2006 by asset category are as follows:
Asset Category
Debt securities 76% 75%
Cash 24% 25%
100% 100%
2006
2005
2004
North America Supplemental Employee Retirement Plan (SERP)
Certain former employees of Minorco (USA) Inc. were covered under the Minorco
(USA) Inc. Supplemental Employee Retirement Plan (the SERP), a non-
contributory defined benefit plan. The SERP was last evaluated by independent actuaries in September 2006 who took into account long-term estimates of inflation, mortality rates in determining the obligation of AngloGold Ashanti USA under the SERP. This evaluation of the SERP reflected plan liabilities of
$1 million (2005: $1 million, 2004: $1 million). The SERP is an unfunded plan and is evaluated by actuaries on an annual basis using the projected benefit method.
Weighted-average assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate 5.00% 5.5% 6.0%
Expected return on plan assets N/A N/A N/A
Rate of compensation increase N/A N/A N/A
Weighted-average assumptions used to determine the net periodic benefit cost of the year:
Discount rate 5.00% 5.50% 6.00%
Expected return on plan assets N/A N/A N/A
Rate of compensation increase N/A N/A N/A
Pension increase
(1)
N/A N/A N/A
(1)
Pension benefits are fixed and pension inflation thus not relevant.
Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:
2006
$
2005
$
2004
$
Change in benefit obligations
Balance at January 1,
18
41
18
Acquisition of subsidiary
-
-
14
Transfer in
-
-
3
Interest cost
-
2
2
Actuarial loss
2
-
3
Settlements and Curtailments
-
(25)
-
Benefits paid
(1)
(2)
(1)
Translation
-
2
2
Balance at December 31,
19
18
41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.     EMPLOYEE BENEFIT PLANS (continued)
2006
$
2005
$
2004
$
Change in plan assets
Fair value of plan assets at January 1, 8 23 14
Transfer in - - 5
Actual return on plan assets - 1 3
Settlements and curtailments - (15) -
Benefit paid - (1) (1)
Translation - - 2
Fair value of plan assets at December 31, 8 8 23
Unfunded status at end of year (11) (10) (18)
Unrecognized net actuarial gain - - (1)
Net amount recognized (11) (10) (19)
Components of net periodic benefit cost
Interest cost - 2 2
Actuarial gains and losses 2 - 3
Expected return on plan assets - (1) (1)
Amortization of actuarial gains and losses - - (2)
2 1 2

Cash flows
The other retirement defined benefit plans are all closed to new members and the current members are either retired or deferred members. The Company does not make a contribution to these plans.

Estimated Future Benefit Payments
The following future benefit payments, which reflect the expected future service lives, as appropriate, are expected to be paid:
2007 1
2008 1
2009 1
2010 1
2011 1
Thereafter 14

Defined Contribution Funds
Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of contributions to retirement benefits for the year amounted to $40 million (2005: $31 million, 2004: $40 million).
Australia
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions, meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the
Company of all these contributions amounted to $2 million (2005: $2 million, 2004: $2 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.    EMPLOYEE BENEFIT PLANS (continued)
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old
Mutual insurance Company. Both the Company and the employees make contributions to this fund. AngloGold
Ashanti seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost of providing retirement benefits for the year amounted to $1 million (2005: $1 million, 2004: $1 million).
Mali (Sadiola, Yatela and Morila)
The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the Government social security fund, and the Company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold Ashanti seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold
Ashanti. The cost of providing retirement benefits for the year amounted to $1 million (2005: $2 million,
2004: $4 million). The Sadiola, Yatela and Morila Joint Ventures are equity accounted. Refer to Note 15.
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security
Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the Company also makes a contribution on the employee’s behalf to the same fund. On leaving the Company, employees may withdraw their contribution from the fund. From July 2005, the Company has set up a supplemental provident fund which is administered by the Parastatal Provident Fund (PPF) with membership available to permanent National employees on a voluntary basis. The Company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold Ashanti employees seconded in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The Company contributes to the
National Social Security Fund (NSSF) on behalf of expatriate employees. On termination of employment the Company may apply for a refund of contributions from the NSSF.
North America
AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti USA. AngloGold Ashanti
USA's contributions were $2 million (2005: $2 million, 2004: $2 million).
South America
The AngloGold Ashanti South America region operates defined contribution arrangements for their employees in Brazil.
These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL fund, similar to the American 401 (k) type of plan, started in December 2001. Administered by Bradesco
Previdencia e Seguros (which assume the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the Company in the country. Contributions amounted to $2 million (2005: $1 million, 2004: $1 million).
Ghana and Guinea
Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invested mainly in Ghana and Guinea governments’ treasury instruments, fixed interest deposits and other projects. The costs of these contributions for the year amounted to $3 million
(2005: $3 million, 2004: $2 million).
South Africa
South Africa contributes to various industry-based pension and provident retirement plans which covers substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the Company's assets. The cost of providing these benefits amounted to
$29 million (2005: $20 million, 2004: $29 million).

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
Year ended December 31
Business segment data
2006
$
2005
$
2004
$
Revenues
Revenues from product sales:
South Africa 1,347 1,153 1,118
Argentina 125 101 97
Australia 271 213 172
Brazil 228 172 158
Ghana 281 314 206
Guinea 149 127 44
Mali 317 242 182
Namibia 50 36 27
Tanzania 137 233 207
USA 95 104 105
Zimbabwe - - 4
3,000 2,695 2,320
Less: Equity method investments included above (317) (242) (224)
Total revenues 2,683 2,453 2,096
Depreciation and amortization expense
South Africa
324 248 192
Argentina 35 22 28
Australia 39 35 30
Brazil 35 33 27
Ghana 119 113 70
Guinea 52 39 10
Mali 50 60 57
Namibia 7 7 5
Tanzania 49 56 47
USA 39 40 40
Zimbabwe - - 1
749 653 507
Less: Equity method investments included above (50) (60) (62)
Total depreciation and amortization expense 699 593 445
Segment income/(loss)
South Africa
359 (38) 77
Argentina 43 37 24
Australia 82 39 54
Brazil 92 60 103
Ghana (65) (96) (11)
Guinea (16) 7 (19)
Mali 126 39 13
Namibia 19 11 2
Tanzania (132) (35) 14
USA (13) (21) (7)
Other, including Corporate and Non-gold producing subsidiaries (54) (48) (4)
Total segment income/(loss) 441 (45) 246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.     SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Year ended December 31
Business segment data
2006
$
2005
$
2004
$
Reconciliation of segment income/(loss) to Net income
Segment total
441
(45)
246
Exploration costs
(58)
(44)
(44)
General and administrative expenses
(140)
(71)
(58)
Market development costs
(16)
(13)
(15)
Non-hedge derivative loss
(208)
(142)
(123)
Other operating costs and expenses
(16)
(9)
(8)
Taxation (expense)/benefit
(122)
121
132
Discontinued operations
6
(44)
(11)
Minority interest
(29)
(23)
(22)
Cumulative effect of accounting change
-
(22)
-
Net (loss)/income
(142)
(292)
97
Segment assets
South Africa
3,093
3,019
3,431
Argentina
254
248
260
Australia
805
737
711
Brazil
544
371
340
Ghana
2,058
2,104
2,126
Guinea
357
349
325
Mali
280
(1)
309
(1)
344
(1)
Namibia
64
51
38
Tanzania
1,382
1,281
1,065
USA
507
429
408
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries
169
215
348
Total segment assets
9,513
9,113
9,396
Expenditure for additions to long-lived assets
South Africa
321
347
333
Argentina
19
15
13
Australia
86
38
28
Brazil
186
85
40
Ghana
97
90
42
Guinea
16
36
57
Mali
6
12
11
Namibia
5
5
21
Tanzania
67
78
13
USA
13
8
16
Zimbabwe
-
-
1
Other, including Corporate and Non-gold producing subsidiaries
1
8
8
817
722
583
Less: Equity method investments included above
(6)
(12)
(12)
Total expenditure for additions to long-lived assets
811
710
571
Geographical area data
Total revenues
South Africa
1,365
1,165
1,143
Argentina
126
103
100
Australia
272
215
172
Brazil
230
178
173
Ghana
281
314
209
Guinea
145
127
44
Mali
321
236
181
Namibia
51
36
28
Tanzania
137
233
208
USA
95
106
106
Zimbabwe
-
-
4
Other, including Corporate and Non-gold producing subsidiaries
13
8
6
3,036
2,721
2,374
Less: Equity method investments included above
(321)
(236)
(223)
Total revenues
2,715
2,485
2,151
(1)
Investment held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.    SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Year ended December 31
Business segment data
2006
$
2005
$
2004
$
Long-lived assets by area
South Africa 2,370 2,482
2,789
Argentina
183 200
179
Australia
650 606
629
Brazil 454 299
223
Ghana
1,875 2,002
2,036
Guinea
254 286
288
Mali 281
(1)
309
(1)
344
(1)
Namibia
22 25
27
Tanzania
1,121 1,079
979
USA
367 347
286
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries 60 77
199
Total long-lived assets 7,637 7,712
7,979
(1)
Investment held.

30.    ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS
Employee Share Incentive Scheme
Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees, and related Interpretations”, as permitted by SFAS123. On January 1, 2006, the Company adopted the fair value recognition provisions of
SFAS No. 123(R), “Share-Based Payment”, using the modified prospective transition method.
At a general meeting held on June 4, 1998, shareholders approved the introduction of the AngloGold Limited Share
Incentive Scheme (“Share Incentive Scheme”) for the purpose of providing an incentive to executive directors and senior employees of the Company and its subsidiaries to identify themselves more closely with the fortunes of the
Company and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire shares in the Company. Employees participate in the scheme to the extent that they are granted options and accept them.
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
At December 31, 2006, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 7,596,494 (December 31, 2005: 7,285,807), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date.
At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme from 300,000 to
5 percent of the 2.75 percent attributable to all schemes and plans adopted by shareholders (or 0.1375 percent of the total number of ordinary shares in issue at any one time). At December 31, 2006 the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme was 379,825 shares.

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

Employee Share Ownership Plan (ESOP)
On December 12, 2006, AngloGold Ashanti announced the finalization of the Bokamoso employee share ownership plan (Bokamoso ESOP) with the National Union of Mineworkers, Solidarity and United Association for employees of the
South African operations. The Bokamoso ESOP creates an opportunity for AngloGold Ashanti and the unions to ensure a closer alignment of the interest between employees and the Company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

In order to facilitate these transactions the Company established a trust to acquire and administer the ESOP shares.
AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The Company also undertook an empowerment transaction with a
Black Economic Empowerment investment vehicle, Izingwe Holdings (Proprietary) Limited (Izingwe) and recorded a cost of $19 million during 2006, which is included in general and administrative expenses. The Company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary share are:
•
AngloGold Ashanti will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the
ESOP and Izingwe cancellation formula, respectively;
•
the E ordinary shares will not be listed;
•
the E ordinary shares which are not cancelled will be converted into ordinary shares; and
•
the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the Company from time to time and a further one-half is included in the calculation of the strike price.

Total Plan Employee Costs
On December 31, 2006, the Company has five stock-based compensation plans (including the ESOP above), which are described below. Total compensation cost charged against income for these plans was $42 million, $2 million and
$4 million (credit) for 2006, 2005 and 2004, respectively. During the year ended December 31, 2006, less than
$1 million income tax benefit was recognized in the income statement for share-based compensation arrangements, no income tax benefit was recognised in 2005 and 2004. The Company did not capitalize compensation cost as part of the cost of an asset during any of these periods.

At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounts to 3,522,314
(2005: 3,524,097).

Options
An option may only be granted to an employee to purchase a certain number of shares, specified by the directors, at the option price payable in accordance with the rules of the Share Incentive Scheme. It is personal to the employee to whom it is addressed and may only be accepted by him, his family, his company or his family trust.
The Share Incentive Scheme provides for the granting of options based on two separate criteria:
l
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
2006
Options
(000)
2006
Weighted-
average
exercise price
R
2006
Weighted-
average
remaining
contractual
term (Years)
2006
Aggregate
Intrinsic
Value
R (000)
Outstanding at the beginning of the year
865
127
4.6
-
Granted
-
-
-
-
Exercised
(390)
128
-
-
Forfeited (terminations)
(2)
211
-
-
Outstanding at the end of the year
473
126
3.5
96 625
Exercisable at the end of the year
465
124
3.5
95 887

During the years ended December 31, 2006, 2005 and 2004 the Company recognized $1 million, $nil million and
$nil million, respectively, compensation expense related to time-based awards.
l
Performance related options
As approved by shareholders at the general meeting held on April 30, 2002, performance related options granted vest in full, three years after date of grant, provided that the conditions on which the options were granted, namely related to the performance of the Company (growth in an adjusted earnings per share) as determined by the directors, are met. If the performance condition is not met at the end of the first three year period, then performance is re-tested each year over the ten year life of the option on a rolling three year basis. Options are normally exercisable, subject to satisfaction of the performance condition, between three and ten years from date of grant. As none of the performance criteria of the options issued in 2002 and 2003 were met in the initial three years, the grantor decided to roll the schemes forward on a “roll over reset” basis to be reviewed annually. The performance criteria of the options issued in 2002 and 2003 were achieved during 2006. The performance criteria of the 2004 options is expected to be met.
The performance related options’ compensation expense is fixed at grant date and recorded when it is probable that the performance criteria will be met.
No further performance related options will be granted and all options granted hereunder will terminate on
November 1, 2014, being the date on which the last options granted under this criteria may be exercised or will expire.
A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:
2006
Options
(000)
2006
Weighted-
average
exercise price
R
2006
Weighted-
average
remaining
contractual
term (Years)
2006
Aggregate
Intrinsic
Value
R (000)
Outstanding at the beginning of the year
2,897
248
7
-
Granted
-
-
-
-
Exercised
(4)
251
-
-
Forfeited (terminations)
(307)
248
-
-
Outstanding at the end of the year
2,586
248
7
212,760
Exercisable at the end of the year
1,674
258
7
119,803
All options which have not been exercised within ten years from the date on which they were granted automatically expire.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.    ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

During the years ended December 31, 2006, 2005 and 2004 the Company recognized $29 million, $nil million and
$4 million (credit), respectively, compensation expense related to performance related awards.
During 2006 a total of 394,150 common shares were issued under the share incentive scheme in terms of time-based and performance awards.
As of December 31, 2006, there was $4 million of unrecognized compensation cost related to unvested stock options.
This cost is expected to be recognized over a weighted-average period of approximately 1 year.
The weighted average of all options outstanding as at December 31, 2006 is as follows:
Range of exercise
Prices
R
Quantity of options within
range
(000)
Weighted average
exercise price
R
Weighted average
contractual life
Years
95 – 143 405 117.19 3.29
144 - 211 48 152.25 4.40
212 - 300 2,606 247.63 6.58
3,059
(1)
228.85 4.76
(1)
Represents a total of 473,260 time related options and 2,585,800 performance related options outstanding as at
December 31, 2006.
No options expired during the year ended December 31, 2006.
Since December 31, 2006 to and including May 31, 2007, 582,700 options have been exercised and 44,400 options have lapsed.
No grants were made with respect to the time related scheme options and performance related options during 2005 and 2006. The value of each option granted during 2002, 2003 and 2004 is estimated on the date of grant using the
Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior expected volatility is based on the historical volatility of the Company’s stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the Company’s recorded and pro forma stock-based compensation expense could have been different from that reported. The Black-Scholes option-pricing model used the following assumption, respectively:
2002
2003
2004
Risk-free interest rate
11.00%
11.00%
8.18%
Dividend yield
4.27%
4.27%
2.27%
Volatility factor of market share price
0.390
0.390
0.300
Weighted average expected life
7 years
7 years
7 years
Calculated fair value
R100.20
R77.76
R94.65

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’
vesting period in 2005 and 2004. The following table illustrates pro forma
(2)
information for 2005 and 2004 (in millions
except for per share information):
2005
$
2004
$
Pro forma net (loss)/income (292) 90
Pro forma (loss)/earnings per common share
Basic (cents) (110) 36
Diluted (cents)
(1)
(110) 36
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
(2)
No pro forma data is provided for 2006 as the Company adopted the modified prospective transition method when adopting
FAS 123(R), with effective date January 1, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.    ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)
At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the BSP and LTIP and the discontinuation of the previous share incentive scheme, which had been approved April 30, 2002. Options which have been granted under the previous share incentive scheme will remain subject to the conditions under which they were originally granted.
Bonus Share Plan (BSP)
The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of the Company, any subsidiary of the Company or a
Company under the control of AngloGold Ashanti, unless the board of directors (the board) excludes such a Company.
An award in terms of the BSP may be made at any date at the discretion of the board. The board is required to determine a BSP award value and this will be converted to a ‘share’ amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.
During 2006 a total of 4,249 common shares were issued in terms of the BSP rules.
The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. The fair value of each BSP awarded in 2006 is R308.00 (awarded in
2005: R197.50) per share, including dividends, or R286.75 (2005: R190.76) per share, excluding dividends. Having no history of any discretionary dividend payments, the higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board. The awards vest on March 8, 2009 for the 2006 award (2005 award: May 4, 2008) and will expire if not exercised by March 7, 2016 for the 2006 award
(2005 award: May 3, 2015).
A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:
2006
(000)
2006
Weighted-
average
exercise price
R
2006
Weighted-
average
remaining
contractual
term (Years)
2006
Aggregate
Intrinsic
Value
R (000)
Outstanding at the beginning of the year
272
198
9
-
Granted
254
308
-
-
Exercised
(4)
199
-
-
Forfeited (terminations)
(41)
237
-
-
Outstanding at the end of the year
481
252
9
158 588
Exercisable at the end of the year
-
-
-
-
Long-Term Incentive Plan (LTIP)
The LTIP is an equity settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the Company based on the achievement of stretched Company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers and selected senior management of participating companies. Participating companies include AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a Company under the control of AngloGold Ashanti unless the board excludes such a Company. An award in terms of the LTIP may be granted at any date during the year that the board of the Company determine and may even be more than once a year. The board is required to determine an LTIP award value and this will be converted to a ‘share’ amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.
The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the LTIP. The fair value of each LTIP awarded in 2006 is R327.00 (awarded in
2005: R197.50) per share, including dividends, or R304.44 (2005: R190.76) per share, excluding dividends. Having no history of any discretionary dividend payments, the higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board. The awards vest on July 31, 2009 for the
2006 award (2005 award: May 4, 2008) and will expire if not exercised by July 31, 2016 for the 2006 award
(2005 award: May 3, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
The main performance conditions in terms of the LTIP issued in 2005 are:
º up to 40 percent of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparator gold-producing companies;
º up to 40 percent of an award will be determined by real growth (above US inflation) in an adjusted earnings per share over the performance period;
º up to 20 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
º three-years’ service is required.
The main performance conditions in terms of the LTIP issued in 2006 are:
º up to 40 percent of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparator gold-producing companies;
º up to 30 percent of an award will be determined by an adjusted earnings per share compared to a planned adjusted earnings per share over the performance period;
º up to 30 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
º three year’s service is required.

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:
2006
(000)
2006
Weighted-
average
exercise price
R
2006
Weighted-
average
remaining
contractual
term (Years)
2006
Aggregate
Intrinsic
Value
R (000)
Outstanding at the beginning of the year
364
198
9
-
Granted
317
327
-
-
Exercised
-
-
-
-
Forfeited (terminations)
(20)
198
-
-
Outstanding at the end of the year
661
260
9
217 851
Exercisable at the end of the year
-
-
-
-
During the years ended December 31, 2006 and 2005 the Company recognized a compensation expense of $9 million and $2 million, respectively, related to BSP and LTIP awards.

As of December 31, 2006, there was $19 million of unrecognized compensation cost related to unvested awards of the
BSP and LTIP plans. This cost is expected to be recognized over a weighted-average period of approximately 2 years.

Employee Share Ownership Plan (ESOP)
The award of free shares to employees:

The fair value of each free share awarded in 2006 is R320. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. The fair value is equal to the market value at the date-of-grant. A fifth of the amount vests after service in 2009, and a further fifth vests in each subsequent year and will be cancelled if not exercised on November 1, 2013.

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.     ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
2006
(000)
2006
Weighted-
average
exercise price
R
2006
Weighted-
average
remaining
contractual
term (Years)
2006
Aggregate
Intrinsic
Value
R (000)
Outstanding at the beginning of the year
-
-
-
-
Granted
929
320
-
-
Exercised
-
-
-
-
Forfeited (terminations)
-
-
-
-
Outstanding at the end of the year
929
320
5
306 425
Exercisable at the end of the year
7
320
-
-
The award of E ordinary shares to the employees:
The average fair value of the E ordinary shares granted to employees on December 13, 2006 was R105. Dividends declared in respect of the E shares will firstly be allocated to cover administration expenses of the trust, where after it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the award, the Company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in the tranche will be converted to ordinary shares for the benefit of the employees. All unexercised awards will be cancelled on
May 1, 2014.
The value of each share granted is estimated on the date of grant using the Black-Scholes option-pricing model. The
Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of awards granted is derived from historical data on employee exercise behavior. Expected volatility is based on the historical volatility of the Company’s stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the Company’s recorded compensation expense could have been different from that reported. The Black-Scholes option-pricing model used the following assumptions for the year ended
December 31, 2006, weighted-average risk free interest rates of 7%; dividend yield of 2.3% and volatility of 36%.
A summary of E ordinary shares, awarded to employees, showing movement from the beginning of the year to the end of the year, is presented below:
2006
Options
(000)
2006
Weighted-
average
exercise price
R
2006
Weighted-
average
remaining
contractual
term (Years)
2006
Aggregate
Intrinsic
Value
R (000)
Outstanding at the beginning of the year
-
-
-
-
Granted
2,786
289
-
-
Exercised
-
-
-
-
Forfeited (terminations)
-
-
-
-
Outstanding at the end of the year
2,786
289
5
114 217
Exercisable at the end of the year
21
289
-
-
Weighted average exercise price is calculated as the initial grant price of R288 plus interest factor less dividend apportionment. This value will change on a monthly basis.

During the year ended December 31, 2006, the Company recognized a compensation expense of $3 million related to the ESOP scheme.
As of December 31, 2006, there was $64 million of unrecognized compensation cost related to unvested awards of the
ESOP scheme. This cost is expected to be recognized over the scheme term of 7 years.

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
The Department of Minerals and Energy (DME) has published, pursuant to the MPRDA, the Broad-Based Socio-
Economic Empowerment Charter for the South African Mining Industry (the Charter). Compliance with the Charter, measured using a designated Scorecard, requires that every mining company achieve 15 percent ownership by
Historically Disadvantaged South Africans (HDSAs) of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014 and achieve participation by HDSAs in various other aspects of management referred to below. The Company has submitted to the DME two Social and Labor Plans – one for each of its main mining regions
– detailing its specific goals in these areas.
The Scorecard allows for a portion of “offset” against these HDSA’s equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognized in terms of a framework currently being devised by the South African government.
AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past seven years
(estimates to be equivalent to 20 percent of AngloGold Ashanti’s South African production). Furthermore, at the end of
2006 AngloGold Ashanti implemented an Employee Share Ownership Program (ESOP) and Black Economic
Empowerment (BEE) transaction, collectively with a value equivalent to approximately 6 percent of its South African assets. This is consistent with the Company’s stated strategic intention to develop means of promoting broad based equity participation in the Company by HDSAs and with an undertaking made to the DME as a condition for the granting to the Company of its new order mineral rights. AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter, the Scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having
40 percent of management roles being held by HDSAs by 2010. AngloGold Ashanti will incur expenses in giving further effect to the Charter and the Scorecard and the implementation of the ESOP will affect the Company’s results of operations.
AngloGold Ashanti was informed on August 1, 2005, by the Director General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines, had been successful. These applications relate to all of its existing operations in South Africa. AngloGold Ashanti has reviewed certain draft notarial rights agreements, which it received from the Department of Minerals and Energy relating to the various rights. The notarial agreement for the West Wits operations has subsequently been executed and registered as has the notarial agreement for Jonkerskraw, which forms a portion of the Vaal River rights. The notarial agreement for the Vaal River operations are pending. AngloGold Ashanti submitted two applications to DME for the conversion of two unused old order prospecting rights to new order prospecting rights, one of which it has subsequently withdrawn. The DME has approved the conversion of the remaining prospecting right which had been registered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
31.    MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT (continued)

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The AngloGold Ashanti rights that have been converted and registered do not differ significantly from the relevant old order rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years.

Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and
Energy.

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
requirements.

The South African government has announced the details of the proposed new legislation, whereby the new order rights will be subject to a State royalty. The Mineral and Petroleum Resources Royalty Bill was published on
October 11, 2006, and provides for the payment of a royalty of 1.5 percent of gross revenue attributable to refined gold per year, payable quarterly. The royalty is tax deductible and the cost after tax amounts to a rate of 0.825 percent at the prevailing marginal tax rate applicable to the Company. The payment of royalties will commence on May 1, 2009, if the Bill is passed by Parliament in its current form.

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
IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Note 20 and Note 24. The following is condensed financial information of the registrant and consolidating financial information for the Company as of December 31, 2006 and 2005 and for the years ended
December 31, 2006, 2005 and 2004, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.    CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)
2006
$
AngloGold Ashanti
2006
$
IOMco
2006
$
Other subsidiaries
2006
$
Cons adjustments
2006
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Sales and other income
1,370
5
1,355
(15)
2,715
Product sales
1,347
-
1,336
-
2,683
Interest, dividends and other
23
5
19
(15)
32
Costs and expenses
1,297
(61)
1,547
28
2,811
Production costs
669
-
854
2
1,525
Exploration costs
4
-
54
-
58
Related party transactions
8
-
-
-
8
General and administrative
129
(77)
60
28
140
Royalties paid/(received)
-
-
59
-
59
Market development costs
8
-
8
-
16
Depreciation, depletion and amortization
321
-
378
-
699
Impairment of assets
-
-
1
5
6
Interest expense
30
38
9
-
77
Accretion expense
8
-
5
-
13
Employment severance costs
7
-
15
-
22
Profit on sale of assets, loans and indirect taxes
(3)
(22)
(6)
(5)
(36)
Mining contractor termination costs
-
-
-
-
-
Non-hedge derivative loss/(gains) and other commodity contracts
116
-
110
(2)
224
Income/(loss) before income tax provision
73
66
(192)
(43)
(96)
Taxation expense
(78)
(3)
(41)
-
(122)
Minority interest
-
-
(29)
-
(29)
Equity income/(loss) in affiliates
108
(9)
-
-
99
Equity (loss)/income in subsidiaries
(244)
-
-
244
-
(Loss)/income from continuing operations
(141)
54
(262)
201
(148)
Discontinued operations
6
-
-
-
6
(Loss)/income after discontinued operations
(135)
54
(262)
201
(142)
Preferred stock dividends
(7)
-
(8)
15
-
(Loss)/income before cumulative effect of accounting change
(142)
54
(270)
216
(142)
Cumulative effect of accounting change
-
-
-
-
-
Net (loss)/income - applicable to common stockholders
(142)
54
(270)
216
(142)

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
5
-
13
Depreciation, depletion and amortization
218
-
375
-
593
Impairment of assets
80
-
61
-
141
Interest expense
28
35
17
-
80
Accretion expense
4
-
1
-
5
Employment severance costs
25
-
1
-
26
(Profit)/loss on sale of assets, loans and indirect taxes
-
(10)
7
-
(3)
Mining contractor termination costs
-
-
9
-
9
Non-hedge derivative loss and other commodity contracts
42
12
95
2
151
(Loss)/income before income tax provision
(122)
(54)
(194)
7
(363)
Taxation benefit/(expense)
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
(13)
25
-
(Loss)/income before cumulative effect of accounting change
(270)
(56)
(156)
212
(270)
Cumulative effect of accounting change
(22)
-
-
-
(22)
Net (loss)/income - applicable to common stockholders
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
4
-
15
Depreciation, depletion and amortization
164
-
281
-
445
Impairment of assets
2
-
1
-
3
Interest expense
24
22
21
-
67
Accretion expense
7
-
1
-
8
Employment severance costs
6
-
1
-
7
Profit on sale of assets, loans and indirect taxes
(1)
-
(13)
-
(14)
Non-hedge derivative loss/(gains) and other commodity contracts
94
(6)
43
-
131
(Loss)/income before income tax provision
(30)
(11)
37
(21)
(25)
Taxation benefit/(expense)
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
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)
2006
$
AngloGold Ashanti
2006
$
IOMco
2006
$
Other subsidiaries
2006
$
Cons adjustments
2006
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
ASSETS
Current Assets
1,390
2,275
4,733
(6,522)
1,876
Cash and cash equivalents
180
32
259
-
471
Restricted cash
5
-
6
-
11
Receivables and other current assets
1,205
2,243
4,468
(6,522)
1,394
Trade and other receivables and deferred taxation assets
150
6
181
(10)
327
Inter-group balances
756
2,237
3,518
(6,511)
-
Derivatives
225
-
425
(1)
649
Inventories
59
-
295
-
354
Materials on the leach pad
-
-
46
-
46
Assets held for sale
15
-
3
-
18
Property, plant and equipment, net
1,790
-
3,183
4
4,977
Acquired properties, net
273
-
1,016
-
1,289
Goodwill
-
247
562
(267)
542
Other intangibles, net
-
-
24
-
24
Derivatives
5
-
1
-
6
Other long term inventory
-
-
68
-
68
Materials on the leach pad
-
-
149
-
149
Other long-term assets and deferred taxation assets
2,858
2,437
480
(5,193)
582
Total assets
6,316
4,959
10,216
(11,978)
9,513
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,769
71
7,047
(6,420)
2,467
Accounts payable and other current liabilities
182
-
310
6
498
Inter-group balances
778
60
5,620
(6,458)
-
Derivatives
712
-
1,037
33
1,782
Short-term debt
11
9
13
-
33
Tax payable
80
2
67
(1)
148
Liabilities held for sale
6
-
-
-
6
Other non-current liabilities
-
-
117
(93)
24
Long-term debt
286
1,080
106
-
1,472
Derivatives
124
-
307
(34)
397
Deferred taxation liabilities
533
-
730
12
1,275
Provision for environmental rehabilitation
137
-
173
-
310
Other accrued liabilities
-
-
27
-
27
Provision for pension and other post-retirement medical benefits
159
-
13
-
172
Minority interest
-
-
61
-
61
Commitments and contingencies
-
-
-
-
-
Stockholders’ equity
3,308
3,808
1,635
(5,443)
3,308
Stock issued
10
3,625
898
(4,523)
10
Additional paid in capital
5,539
1
357
(358)
5,539
Accumulated (deficit)/profit
(1,476)
182
(659)
477
(1,476)
Accumulated other comprehensive income
(765)
-
1,039
(1,039)
(765)

Total liabilities and stockholders’ equity
6,316
4,959
10,216
(11,978)
9,513
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.    CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)
2005
$
AngloGold Ashanti
2005
$
IOMco
2005
$
Other subsidiaries
2005
$
Cons adjustments
2005
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
ASSETS
Current Assets
897
1,978
4,436
(5,910)
1,401
Cash and cash equivalents
2
36
158
-
196
Restricted cash
1
-
7
-
8
Receivables and other current assets
894
1,942
4,271
(5,910)
1,197
Trade and other receivables and deferred taxation assets
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
2006
$
AngloGold Ashanti
2006
$
IOMco
2006
$
Other subsidiaries
2006
$
Cons adjustments
2006
$
Total
(the “Guarantor”)       (the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Net cash provided by/(used) in operating activities
542
(119)
362
(15)
770
Net (loss)/income – applicable to common stockholders
(142)
54
(270)
216
(142)
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change
-
-
-
-
-
(Profit)/loss on sale of assets, loans and indirect taxes
(3)
(7)
21
(5)
6
Depreciation, depletion and amortization
321
-
378
-
699
Deferred stripping costs
-
-
-
-
-
Impairment of assets
-
-
1
5
6
Deferred taxation
(16)
-
(18)
-
(34)
Other non cash items
394
(29)
196
(231)
330
Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits
(44)
-
(18)
-
(62)
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
41
(144)
103
-
-
Receivables
15
-
(4)
-
11
Inventories
(25)
-
(140)
-
(165)
Accounts payable and other current liabilities
2
7
113
-
122
Net cash provided by/(used) in continuing operations
543
(119)
362
(15)
771
Net cash used in by discontinued operations
(1)
-
-
-
(1)
Net cash (used)/generated in investing activities
(304)
5
(312)
-
(611)
Increase in non-current investments
(59)
(10)
49
-
(20)
Additions to property, plant and equipment
(317)
-
(494)
-
(811)
Proceeds on sale of mining assets
5
-
52
-
57
Proceeds of sale of discontinued assets
9
-
-
-
9
Proceeds on sale of available for sale investments
-
-
11
-
11
Cash effects from hedge restructuring
58
-
83
-
141
Net loans repaid/(advanced)
-
15
(10)
-
5
Change in restricted cash
-
-
(3)
-
(3)
Net cash (used)/generated in financing activities
(57)
110
51
15
119
Net repayments of short-term debt
(118)
-
-
-
(118)
Insurance of stock
112
330
70
-
512
Share issue expenses
(5)
-
-
-
(5)
Net proceeds of long-term debt
-
(220)
(56)
-
(276)
Cash effects from hedge restructuring
68
-
70
-
138
Dividends paid
(114)
-
(33)
15
(132)
Net increase/(decrease) in cash and cash equivalents
181
(4)
101
-
278
Effect of exchange rate changes on cash
(3)
-
-
-
(3)
Cash and cash equivalents – January 1
2
36
158
-
196

Cash and cash equivalents – December 31,
180
32
259
-
471

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
(156)
212
(292)
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change
22
-
-
-
22
(Profit)/loss on sale of assets, loans and indirect taxes
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
(12)
-
(27)
Additions to property, plant and equipment
(349)
-
(361)
-
(710)
Proceeds on sale of mining assets
-
10
(2)
-
8
Proceeds of sale of discontinued assets
4
-
-
-
4
Proceeds on sale of available for sale investments
-
-
1
-
1
Cash effects from hedge restructuring
55
-
29
-
84
Net loans (advanced)/repaid
(5)
15
(11)
-
(1)
Change in restricted cash
-
-
17
-
17
Net cash generated/(used) in financing activities
6
300
(131)
25
200
Net repayments of short-term debt
126
-
(273)
-
(147)
Insurance of stock
9
-
-
-
9
Share issue expenses
-
-
-
-
-
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
(14)
25
97
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change
-
-
-
-
-
Profit on sale of assets, loans and indirect taxes
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
Share issue expenses
-
-
-
-
-
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

SOCIÉTÉ DES MINES DE MORILA S.A.

FINANCIAL STATEMENTS
for the year ended December 31, 2006

Registration number: 15430
Incorporated in the Republic of Mali

Société des Mines de Morila S.A.
Financial Statements
for the year ended December 31, 2006

Reports of Independent Registered Public Accounting Firms
Income statement
Balance sheet
Statement of changes in shareholders’ equity
Cash flow statement
Notes to the financial statements

Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Société des Mines de Morila S.A.

We have audited the accompanying balance sheet of Société des Mines de Morila S.A. (the Company) as of
December 31, 2006, and the related statement of income, shareholders’ equity, and cash flows for the year then ended.
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United
States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of
Société des Mines de Morila S.A. at December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards.

We also audited the adjustments described in note 2.5 that were applied to restate the 2005 and 2004 financial statements.
In our opinion, such adjustments are appropriate and have been properly applied.

As discussed in note 2.5, in 2006 the Company changed its method of accounting for stripping costs incurred during the production phase of a mine.

Ernst & Young Inc.
Registered Auditor

Johannesburg, Republic of South Africa
June 15, 2007

Report of the Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Société des Mines de Morila S.A.

In our opinion, the balance sheet as of December 31, 2005 and the related the related income statements, cash flow statements and statements of changes in shareholders equity for each of two years in the period ended December 31, 2005, before the effects of the adjustments to retrospectively change the method of accounting for stripping costs incurred during the production phase of a mine as described in Note 2.5, present fairly, in all material respects, the financial position of
Société des Mines de Morila S.A. (the “Company”) at December 31, 2005, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting
Standards (the 2005 financial statements before the effects of the adjustments discussed in Note 2.5 are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively change the method of accounting for stripping costs incurred during the production phase of a mine described in Note 2.5 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have properly applied. Those adjustments were audited by other auditors.

PricewaterhouseCoopers Inc.
Director: Faan Lombard
Registered Auditor

Sunninghill, South Africa
March 9, 2006

Société des Mines de Morila S.A.
Income Statements
for the years ended December 31,

Note
2006
$’000
2005
$’000
Restated
(note 2.5)
2004
$’000
Restated
(note 2.5)
Revenue 13
314 878 295 909 189 740
Operating costs
(156 552) (158 981) (133 963)
14
158 326 136 928 55 777
Other expenditure – net
(370) (4 860) (6 566)
- interest received
651 435 92
- finance charges
(3 146) (3 811) (4 252)
- other (expenses) / income, net
2 125 (1 484) (2 406)
Profit before taxation
157 956 132 068 49 211
Taxation 15
(57 717) (267) -
Net profit attributable to Equity Shareholders
100 239 131 801 49 211
The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Balance sheets
At December 31,

2006
2005
$’000
$’000
Note
Restated
(note 2.5)
ASSETS
Non current assets
202 719 157 945
Mining assets
9 88 427 101 580
Deferred tax asset
8 6 261 7 551
Non-current receivables
11 12 422 -
Long-term ore stockpiles
10 95 609 48 814
Current assets
89 803 120 389
Inventories 10 39 380 56 735
Accounts receivable 11 37 560 49 939
Prepaid expenses 8 435 9 811
Cash and cash equivalents 4 428 3 904
Total assets
292 522 278 334
EQUITY AND LIABILITIES
Capital and reserves
Share capital 4 16 16
Distributable reserves
245 949 221 710
Shareholder’s equity
245 965 221 726
Non-current liabilities
22 044 24 556
Shareholder’s loan 5 3 689 3 525
Environmental rehabilitation provision 6 10 012 9 889
Interest bearing borrowings 7 8 343 11 142
Current liabilities
24 513 32 052
Accounts payable 12 17 058 22 160
Taxation payable 4 434 6 844
Short-term portion of interest bearing borrowings 7 3 021 3 048
Total shareholders’ equity and liabilities
292 522 278 334

The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Statements of changes in shareholders’ equity
for the years ended December 31,

Share
capital
$’000
Retained
income
$’000
Hedging
Reserve
$’000
Total
$’000
Balance at January 1, 2004 (as previously
reported)
16 157 085 (18 508) 138 593
Change in accounting policy (see note 2.5) - (19 687) - (19 687)
Balance at January 1, 2004
16 137 398 (18 508) 118 906
Net profit for the year - 49 211 49 211
Movement in cash flow hedges - - 18 508 18 508
Dividends declared and paid - (7 000) (7 000)
Balance at December 31, 2004
16 179 609 - 179 625
Net profit for the year - 131 801 131 801
Dividends declared and paid - (89 700) (89 700)
Balance at December 31, 2005
16 221 710 - 221 726
Net profit for the year 100 239 100 239
Dividends declared and paid (76 000) (76 000)
Balance at December 31, 2006
16 245 949 - 245 965

The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Cash flow statements
for the years ended December 31,

2006
2005
2004
$’000
$’000
$’000
Note
Restated
(note 2.5)
Restated
(note 2.5)
Cash flows from operating activities
Cash generated by operating activities before
changes in working capital
16.1
177 764
160 006
79 796
Cash utilized by changes in working capital 16.2
(56 224) (57 636) (45 043)
Cash generated from operations
121 540 102 370 34 753
Taxation paid 16.3
(36 960) (974) -
Interest received
651 435 92
Interest paid -net
(2 982) (3 021) (3 543)
Net cash flows generated by operating activities
82 249 98 810 31 302
Cash flows from investing activities
Decrease in restricted cash
- - 9 705
Additions to mining assets
(2 900) (4 355) (4 640)
Net cash flows utilized in investing activities
(2 900) (4 355) 5 065
Cash flows from financing activities
Long term liabilities repaid
(2 826) (2 891) (20 748)
Shareholder loan repaid
- - (16 331)
Dividends paid
(76 000) (89 700) (7 000)
Net cash flows utilized in financing activities
(78 826) (92 591) (44 079)
Net increase/(decrease) in cash and equivalents
524 1 864 (7 712)
Cash and equivalents at beginning of year
3 904 2 040 9 752
Cash and equivalents at end of year
4 428 3 904 2 040
Cash at bank and in hand
4 428 3 904 2 040
The principal non-cash transactions are the acquisition of mining assets through finance leases (note 7) and the off-set of income taxes against indirect tax receivables (note 16.3).

The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

1.
Nature of operations
Société des Mines de Morila S.A. (the “Company”) owns the Morila gold mine in Mali. The Company is owned 80% by
Morila Limited and 20% by the Government of Mali. Randgold Resources Limited and AngloGold Ashanti Limited
(formerly AngloGold Limited) each own 50% of Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company’s principal product, is currently produced and sold in Mali.

2.
Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented and are consistent with prior years, except for the change in accounting policy relating to stripping costs. Refer note 2.5.

2.1
Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards
(“IFRS”). The financial statements have been prepared under the historical cost convention, as modified by certain financial assets and financial liabilities (including derivative instruments), which are carried at fair value.  Where there are significant differences to United States Generally Accepted Accounting Principles (US GAAP), these have been described in note 22.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The more significant areas requiring the use of management estimates and judgment relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation calculations, environmental rehabilitation obligations, estimates of recoverable gold and other materials in gold in process and stockpiles, and asset impairments.
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
2.3
Foreign currency translation

(a) Measurement and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company’s measurement and presentation currency.

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
2.4
Property, plant and equipment

a) Undeveloped properties

Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the values of the exploitable rights have diminished below cost, an impairment is recorded.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

2.
Significant accounting policies (continued)

b) Development costs and mine plant facilities

Mine development costs and mine plant facilities are initially recorded at cost, whereafter they are measured at cost less accumulated depreciation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to evaluate and develop new orebodies, to define mineralization in existing orebodies and to establish or expand productive capacity, and is capitalized until saleable minerals are extracted from the orebody at which point the costs are depreciated over the life of the mine. Ongoing costs to maintain production are expensed as incurred.
c) Non-mining property, plant and equipment
Other non-mining property, plant and equipment are shown at cost less accumulated depreciation.

d) Depreciation and amortization
Long-lived assets include mining properties, mine development costs and mine plant facilities. Depreciation and amortization in respect of long-lived assets are charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short-lived assets, which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years, using the straight-line method but limited to the life of mine.

e) Mining property evaluations
The carrying amounts of the long-lived assets of the Company are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less cost to sell.
In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the Company’s credit-adjusted risk-free rate. Revenue for pit optimization assumptions are based on a gold price of $475 (2005: $400) and the extraction of proven and probable reserves as per the approved mine plan. Working costs and sustaining capital expenditure are estimated based on the approved mine plan. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.
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

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

2.5
Stripping costs
The Company changed its accounting policy on stripping costs under IFRS in the current period. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy , all stripping cost incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.

Under accounting principles generally accepted in the United States (“U.S. GAAP”), EITF 04-06 ‘Accounting for
Stripping Costs Incurred during Production in the Mining industry’ is effective for reporting periods beginning after
December 15, 2005. The consensus does not permit the deferral of any waste stripping costs during the production phase of a mine, but requires instead that they should be treated as variable production costs. The Company has decided to adopt the same treatment under IFRS to ensure consistent accounting policies are applied under IFRS and
U.S. GAAP. With regard to the conclusions reached by the EITF, the directors believe the revised policy will mean that the financial statements provide reliable and more relevant information about the Company’s financial position and its financial performance. In accordance with the requirements of IAS 8 ‘Accounting Policies, Changes in Accounting
Estimates and Errors’, the change in the IFRS policy has been applied retrospectively and hence the 2005 and 2004 comparatives have been restated.

The change in the IFRS accounting policy has resulted in the following adjustments to the amounts reported under
IFRS:

US$000
December 31, 2006
December 31, 2005
December 31, 2004
Decrease in deferred stripping cost 5 287 9 217 37 210
Decrease/(increase) in ore stockpiles 15 809 20 856 (5 451)
Decrease in gold in process 90 127 2 279
Decrease in deferred taxation liability 1 850 3 067 -
Increase in deferred taxation asset 7 415 7 503 -
Decrease in opening retained earnings 19 630 34 038 19 687

US$000
Year ended
December 31, 2006
Year ended
December 31, 2005
Year ended
December 31, 2004
Increase/(decrease) in net profit 7 709 14 408 (14 351)
2.6
Inventories
Inventories, which include consumable stores, gold in process and ore stockpiled, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and general mine and administration costs but excluding refining and taxes.
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

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

2.
Significant accounting policies (continued)
2.7
Financial instruments
Financial instruments are measured as indicated below. Financial instruments carried on the balance sheet include cash and cash equivalents, receivables, accounts payable, borrowings and derivative financial instruments.
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
Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedged forecasted transaction affects net profit or loss.
Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemption are deferred until settlement. Under these contracts the Company must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counter party.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific highly probable forecasted transactions.
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

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

2.
Significant accounting policies (continued)
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
The rehabilitation asset is depreciated as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.
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

2.15     Employee benefits

(a) Post retirement employee benefits

The Company has a defined contribution plan. A defined contribution plan is a plan under which the Company pays fixed contributions. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees.

Retirement benefits for employees of the Company are provided by the Mali Government social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

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

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

2.        Significant accounting policies (continued)
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
2.18      Exploration costs
The Company expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, i.e. “probable”. In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

a)     Exploration and evaluation expenditure on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
b)     Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
c)    Exploration and evaluation expenditure relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development
Costs relating to property acquisitions are also capitalized within development costs.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

2.
Significant accounting policies (continued)
2.19     Taxation
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

Deferred tax assets and liabilities are measured at tax rates, which have been enacted or substantially enacted at the balance sheet date.

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

2.20     Recent accounting pronouncements
a) The following standards and interpretations which have been recently issued or revised have not been adopted early by the Company. Their expected impact is discussed below:

IFRS 7 Financial Instruments Disclosure (effective for annual periods beginning on or after 1 January 2007)
The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The effect of the adoption of the standard is currently being assessed; however a significant impact on disclosures is expected.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

2.20     Recent accounting pronouncements (continued)

IFRIC Interpretation 8 Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006)
The interpretation determines whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. The Company will apply IFRIC 8 from 1 January 2007, but it is not expected to have any impact on the Company’s accounts.

IFRIC Interpretation 9 Reassessment of Embedded Derivatives (effective for annual periods beginning on or after
1 June 2006)
The interpretation applies to all embedded derivatives under IAS 39 ‘Financial Instruments: Recognition and
Measurement’ and clarifies certain aspects of their treatment. The Company will apply IFRIC 9 from 1 January 2007, but it is not expected to have any impact on the Company’s accounts.

IFRIC Interpretation 10 Interim Financial Reporting and Impairment. (effective for annual periods beginning on or after
1 November 2006)
An entity is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognise an impairment loss at that date in accordance with IAS 36 and IAS 39. However, at a subsequent reporting or balance sheet date, conditions may have so changed that the impairment loss would have been reduced or avoided had the impairment assessment been made only at that date. This Interpretation provides guidance on whether such impairment losses should ever be reversed. The Company will apply IFRIC 10 from 1 January 2007, but it is not expected to have any impact on the Company’s accounts.

IFRIC Interpretation 11 IFRS 2 Share-based Payment - Group and Treasury Share Transactions. (Effective for annual periods beginning on or after 1 March 2007)
This interpretation addresses the classification of a share-based payment transaction (as equity- or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. The Company will apply IFRIC 11 from 1 January 2008, but it is not expected to have any impact on the Company’s accounts.

IFRIC Interpretation 12 Service Concession Arrangements (effective for annual periods beginning on or after
1 January 2008)
This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. The Company will apply IFRIC 12 from
1 January 2008, but it is not expected to have any impact on the Company’s accounts.

b) The following standards are not relevant to the Company on adoption:

IFRIC Interpretation 6 Liabilities arising from participation in a specific market – waste electrical and electrical equipment (effective for annual periods beginning on or after 1 December 2005)

IFRIC Interpretation 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary
Economies (effective for annual periods beginning on or after 1 March 2006)

c) The Company has adopted the following standards and interpretations which are effective for the first time this year without any significant impact:

IAS 1a Amendment – Actuarial gains and losses and disclosures (January 2006)

IFRIC Interpretation 4 – Determining whether an arrangement contains a lease (effective January 1, 2006)

IFRIC Interpretation 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental
Rehabilitation Funds (effective January 1, 2006)

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

3.
Critical accounting estimates and judgements

Some of the accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 6% per annum
(2005: 6%), being an estimate of the cost of borrowings. Expenditure is expected to be incurred at the end of the respective mine lives.

Determination of ore reserves

There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Gold price assumptions

The gold price used in the mineral reserves optimisation calculation is US$475 (2005: US$425).

Exploration and evaluation expenditure

The Company has to apply judgement in determining whether exploration and evaluation expenditure should be capitalised or expensed, under the policy described in note 2.

Indirect taxes receivable

Given their slow moving nature, the group has had to apply judgement in determining when amounts will be recovered with respect to indirect taxes owing by the Mali Government. The amounts reflected in the financial statements are based on the directors’ best estimate of the timing of the recovery of these amounts.

Depreciation

There are several methods for calculating depreciation, i.e. the straight-line method, the units of production method using ounces produced and the units of production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006
4.
Share capital
Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of
Communauté Financière Africaine franc (“CFA”) 10 000 ($16.356) each:
Number of shares
authorized and
issued

2006
$’000

2005
$’000
Morila Limited 800 13 13
Government of Mali 200 3 3
1 000 16 16

5.
Shareholder’s loan
2006
$’000
2005
$’000
Government of Mali 3 689 3 525
3 689 3 525
Made up of:
Principal 2 622 2 622
Deferred interest 1 067 903
3 689 3 525
The shareholder loan is denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum and has no fixed terms of repayment. The weighted average interest rate as at December 31, 2006 on the shareholders’ subordinated loans was 6.2% (December 31, 2005: 5.29%).

6.
Environmental rehabilitation provision
2006
$’000
2005
$’000
Opening balance 9 889 9 252
Accretion expense 593 637
Change in estimate (470) -
10 012
9 889

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

6.
Environmental rehabilitation provision (continued)

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $13.2 million (December 31, 2005:
$12.2 million), the majority of which will only be expended at the end of the mine life.

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

7.
Interest Bearing Borrowings
2006
$’000
2005
$’000
a)    Rolls Royce finance lease
9 569 11 980
b)    Air Liquide finance lease
1 795 2 210
11 364 14 190
Less: Current portion of long term liabilities:
a)    Rolls Royce finance lease
2 593 2 633
b)    Air Liquide finance lease
428 415
3 021 3 048
8 343 11 142
a)
Rolls Royce finance lease
This lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which as at December 31, 2006 was approximately 21% (2005: 20%) per annum. The lease is collateralized by plant and equipment whose net book value at December 31, 2006 amounted to $10.3 million (2005: $12.1 million). Average lease payment of
$3.8 million are payable in instalments over the term of the lease. Randgold Resources Limited guaranteed the repayment of the lease.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

7.
Interest Bearing Borrowings (continued)
b)
Air Liquide finance lease

The Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at
December 31, 2006 was approximately 3.09% (2005: 3.09%) per annum. The lease is collateralized by the production units whose net book value at December 31, 2006 amounted to $1.6 million (2005: $1.9 million).
Finance lease liabilities – minimum lease payments:
2006
$’000
2005
$’000
Not later than 1 year 4 939 5 349
Later than 1 year and not later than 5 years 12 315 16 017
Later than 5 years - 834
17 254 22 200
Future finance costs of finance leases (5 890) (8 010)
Present value of finance lease liabilities 11 364 14 190
The present value of the finance lease liabilities is as follows:
Not later than 1 year 3 021 3 048
Later than 1 year and not later than 5 years 8 343 10 556
Later than 5 years - 586
11 364 14 190
8.
Deferred taxation
Deferred tax is calculated in full on temporary differences under the liability method using a principal tax rate of
35% (2005: 35%).
The movement on deferred taxation is a follows:
2006
$’000
2005
$’000
(Restated)
At beginning of the year (7 551) -
Income statement charge 1 290 (7 551)
At end of year (6 261) (7 551)
Deferred taxation assets and liabilities comprise of the following
Decelerated tax depreciation 1 154 -
Deferred taxation liability
1 154 -
Ore stockpiles and gold-in-process 7 415 7 503
Decelerated tax depreciation - 48
Deferred taxation asset
7 415 7 551
Net deferred taxation asset 6 261 7 551

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

9.
Mining assets
2006
$’000
2005
$’000
Opening carrying amount 101 580 117 754
Additions 2 900 4 358
Revision in estimate of rehabilitation costs (470) -
Depreciation (15 583) (20 532)
Closing carrying amount 88 427 101 580
Cost 200 975 198 545
Accumulated depreciation (112 548) (96 965)
Carrying amount 88 427 101 580
Long-lived assets
Long-lived assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $83 million as at December 31, 2006 (2005: $97.8 million).

Short-lived assets
Short-lived assets are those assets which are amortized over their useful life but limited to the life of the mine and are comprised of motor vehicles and other equipment. The net book value of these assets was $3.6 million as at
December 31, 2006 (2005: $3.8 million).
10.
Inventories
2006
$’000
2005
$’000
(Restated)
Consumables stores 22 365 24 145
Gold in process 2 073 2 154
Short-term portion of ore stockpiles 18 008 32 440
42 446 58 739
Provision for obsolescence (3 066) (2 004)
39 380 56 735
Long-term portion of ore stockpiles 95 609 48 814
134 989 105 549
Ore stockpiles have been split between long and short-term based on the current life of mine plan estimates.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

11.
Accounts receivable
2006
$’000
2005
$’000
Related party receivables
- AngloGold Ashanti Limited 93 -
- AngloGold Services Mali S.A. 8 -
- Societe d’ Exploitation des Mines d’Or de Sadiola S.A. 1 -
-     Societe des Mines de Loulo S.A. 96 -
- AngloGold Mines de Siguiri Guinea 44 -
-     Geita Gold Mining 1 -
Gold sales trade receivable 9 993 8 991
Value added tax receivable 26 487 24 763
Fuel duties receivable 14 005 17 206
MDM receivable 2 522 2 522
Other 3 459 2 047
56 709 55 529
Impairment provision (6 727) (5 590)
49 982 49 939
Less non – current portion (12 422) -
Current accounts receivable 37 560 49 939
12.
Accounts payable
2006
$’000
2005
$’000
Related party payables
- AngloGold Ashanti Limited 543 -
- AngloGold Services Mali S.A. 332 -
- Societe d’Exploitation des Mines d’Or de Sadiola S.A. 149 -
Trade creditors 3 334 4 968
Payroll cost accruals 1 308 679
Indirect taxes payable 1 722 7 818
Accruals 9 670 8 695
17 058 22 160
13.
Revenue
2006
$’000
2005
$’000
2004
$’000
Gold sales 313 866 295 196 189 287
Silver sales 1 012 713 453
314 878 295 909 189 740

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

14.
Operating profit
2006
$’000
2005
$’000
2004
$’000
Profit before tax is arrived at after taking into account the following:
Depreciation 15 583 20 532 18 753
Auditor’s remuneration
- audit fees 141 111 108
Impairment on accounts receivable 1 137 4 030 1 560
Forex differences - net (2 124) 1 483 547
Inventory obsolescence provision 1 062 2 004 -
Exploration Expense 6 606 1 105 1 425
Royalties 18 856 15 529 11 584
Related party management fee (note 21) 3 149 2 605 2 045

15.
Taxation

Major items causing the Company’s actual income tax charge to differ from estimates at the standard charge of 35%
of taxable income are as follows:
2006
$’000
2005
$’000
(Restated)
2004
$’000
(Restated)
Current taxation 56 427 7 818 -
Deferred taxation (note 8) 1 290 (7 551) -
57 717 267 -
The tax on the Company’s profit before tax differs from the
theoretical amount that would arise using the statutory tax
rate as follows:
Profit before tax 157 956 132 068 49 211
Tax calculated at tax rate of 35% 55 285 46 224 17 224
Expenses not deductible for tax purposes
- Provisions/allowances 2 708 2 526 -
- Other Permanent Differences (276) - -
Tax holiday permanent differences - (48 483) (17 224)
Taxation charge 57 717 267 -

The Company benefited from a five year tax holiday in Mali which expired on November 14, 2005. The benefit of the tax holiday to the Company was to increase its net income by $38.7 million and $17.2 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2005 and 2004, respectively. Under Malian tax law upon expiration of the tax holiday, the Company’s income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.
The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at
December 31, 2006, 2005 and 2004 respectively, for deduction against future mining income.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

16.
Notes to the cash flow statement
2006
$’000
2005
$’000
(Restated)
2004
$’000
(Restated)
16.1      Cash generated by operating activities before
changes in working capital
Profit after taxation 100 239 131 801 49 211
Adjustments:
- Tax expense 57 717 267 -
- net finance charges 2 495 2 739 4 160
- depreciation 15 583 20 532 18 753
- unrealized movements of financial instruments - - 2 865
-
TSF gold in process provision - - 4 167
- provision for bad debt 1 137 4 030 1 560
-
Accretion expense on environmental
rehabilitation provision
593 637 443
-
other non cash movements - - (1 363)
177 764 160 006 79 796
16.2      Cash utilized by changes in working capital
- Increase in accounts receivable (21 680) (9 967) (29 467)
-
Increase in inventories (29 441) (46 910) (20 640)
- (Decrease)/increase in accounts payable (5 103) (759) 4 887
(56 224) (57 636) (45 220)
16.3     Taxation paid
- Balance at beginning of year 6 844 - -
- Charge to income statement 57 717 267 -
- Offsets against indirect tax receivables (21 877) - -
- Movement in deferred taxation (1 290) 7 551 -
- Balance at end of year (4 434) (6 844) -
- Tax paid 36 960 974 -

17.
Financial risk management
In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which include mainly gold forward and gold option contracts.
17.1     Concentration of credit risk
The Company’s financial instruments do not represent a concentration of credit risk because the Company sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and a provision for bad debts is maintained.
Gold bullion, the Company’s principal product, is produced in Mali. The gold produced is sold to a reputable gold refinery. Because of the international market for gold the Company believes that no concentration of credit risk exists with respect to the selected refinery to which the gold is sold.
Included in accounts receivable is $40.4 million (2005: $41.7 million) relating to indirect taxes owing to the
Company by the Government of Mali, which is denominated in Communauté Financière Africaine franc.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

17.
Financial risk management (continued)
17.2     Foreign currency and commodity price risk
In the normal course of business, the Company enters into transactions denominated in USD. In addition, the
Company enters into transactions in a number of different currencies (primarily Communauté Financière
Africaine franc). As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.
2006
$’000
2005
$’000
Cash and cash equivalents includes balances denominated in
- Communauté Financière Africaine franc (CFA) 788 (2 430)
Accounts receivable includes balances denominated in
- Communauté Financière Africaine franc (CFA) 39 989 40 948
Accounts payable includes balances denominated in
- Communauté Financière Africaine franc (CFA) (8 046) (7 477)
- South African Rand (ZAR) (1 307) (95)
- Pound Sterling (GBP) (127) (3)
- Euro (EUR) (3 942) (3 688)
- Australian Dollar (AUD) (88) -
- Canadian Dollar (CAD) (1) -
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
17.3     Interest rates and liquidity risk
Fluctuation in variable interest rates impact on the value of income receivable from short-term cash investments and interest payment relating to financing activities (including long-term loans), giving rise to interest rate risk.
In the ordinary course of business, the Company receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The Company has been able to in the past actively source financing through shareholders’ and third party loans.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

18.
Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2006 and 2005. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
December 31, 2006
December 31, 2005
Carrying
amount
$’000
Fair
value
$’000
Carrying
amount
$’000
Fair
value
$’000
Financial assets
Cash and equivalents 4 428 4 428 3 904 3 904
Accounts receivable 49 982 49 982 49 939 49 939
Financial liabilities
Accounts payable 17 058 17 058 22 160 22 160
Long-term liabilities (excluding loans from shareholders) 8 343 8 343 11 142 11 142
Short term portion of long term liabilities 3 021 3 021 3 048 3 048
Estimation of fair values

Receivables, restricted cash, accounts payable and cash and equivalents
The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long term debt
The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.
Gold price contracts
The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

19.
Post retirement employees benefits
Retirement benefits for employees of the Company are provided by the Mali Government social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2006, 2005 and 2004 amounted to $2.6 million, $2.5 million and
$2.7 million respectively.

20.
Commitments

Capital expenditure for mining assets
2006
$’000
2005
$’000
Contracts for capital expenditure - -
Authorized but not contracted for 141 1 280
141 1 280

Somadex mining contractor expenditure
2006
$’000
2005
$’000
Not later than 1 year 29 050 25 052
Later than 1 year and not later than 5 years 30 014 59 064
Later than 5 years - -
59 064 84 116

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

21.
Related party transactions
In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears. The management fees for the year ended December 31, 2006 amounted to $3.2 million (2005: $2.9 million) (2004: $2.0 million).

Royalties are payable to the Government of Mali in the form of Ad Valorem taxes and CPS at a total rate of 6% of total sales. The royalties for the year ended December 31, 2006 amounted to $18.9 million (2005: $15.5 million)
(2004: $11.5 million). Refer to the Value added tax receivable and Fuel duty receivable in note 11 to the financial statements for the balances owed by the Government of Mali to the Company.

Notes 11 and 12 to the financial statements set out the other balances receivable and payable relating to fellow subsidiaries.
Transactions between fellow subsidiaries can be set out as follows:
2006
$’000
2005
$’000
Sales/services to related parties
- AngloGold Ashanti Limited 92 645
- AngloGold Services Mali S.A. 63 380
- Societe d’ Exploitation des Mines d’Or de Sadiola S.A. (2) 24
- YATELA SA 5 2
- Societe des Mines de Loulo S.A. 111 126
- AngloGold Mines de Siguiri Guinea 66 88
- Geita Gold Mining 1 -
Purchases from related parties
- AngloGold Ashanti Limited (2 884) (5 383)
- AngloGold Services Mali S.A. (4 843) (5 245)
- Societe d’Exploitation des Mines d’Or de Sadiola S.A. (285) (444)
- YATELA SA (2) (4)
- Randgold Resources Limited (102) (7)

Key management remuneration:
2006
$’000
2005
$’000
2004
$’000
Short-term employee benefits 1 090 866 749
Post-employment benefits 36 32 -
1 126 898 749

22.
Differences between IFRS and U.S. GAAP

The Company’s financial statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. However, for the periods presented, there are no material measurement differences which would impact the Company's balance sheet, net income or shareholders' equity under U.S GAAP, when compared to the amounts reported under IFRS.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

22.
Differences between IFRS and U.S. GAAP (continued)

Change in accounting policy

As discussed in note 2.5, on January 1, 2006, the Company adopted Emerging Issues Task Force Issue No. 04-06,
Accounting for Stripping Costs Incurred during Production in the Mining Industry (“EITF 04-06”). EITF 04-06
addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in operating costs in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period.

Previously, deferred stripping costs were charged to operating costs as gold was produced and sold using the units of production method based on estimated recoverable quantities of proven and probable gold, using a stripping ratio calculated as the ratio of total tons to be moved to total proven and probable ore reserves, which resulted in the recognition of the costs of waste removal activities over the life of the mine as gold was produced. The application of the deferred stripping accounting method previously generally resulted in the recognition of an asset (deferred stripping costs).

In accordance with Issue No. 04-06, the Company elected to recognise this change in accounting by restatement of its prior-period financial statements through retrospective application of this consensus. The Company has therefore adjusted its net income and shareholders’ equity previously reported under U.S. GAAP as if the revised principles had always been used, which is consistent with the disclosures under IFRS set forth in note 2.5.

Recent accounting pronouncements
The June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109)’ (“FIN 48”). This Interpretation
clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financials statements recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This statement is effective for years beginning on or after 1 January 2007. The Company has evaluated the impact of adoption of FIN
48 on its financial statements as nil.
On September 15, 2006 the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value
Measurements” (“SFAS157”).

SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing the guidance issued in SFAS157 and has not yet determined the impact of this on the financial statements.

On February 15, 2007 the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value
Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115”
(“SFAS159”).

SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006

22.
Differences between IFRS and U.S. GAAP (continued)

SFAS159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157, “Fair Value Measurements”. The choice to adopt early must be made within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption.
SFAS159 permits application to eligible items existing at the effective date (or early adoption date). The Company is currently reviewing the guidance issued in SFAS159 and has not yet determined the impact of this on the financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Financial statements
as of and for the year ended
December 31, 2006

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Financial statements and report of the Independent Registered Public Accounting Firm
For the year ended December 31, 2006

Report of independent registered public accounting firm
Income statements
Balance sheets
Statements of changes in stockholders’ equity
Cash flow statements
Notes to the financial statements

Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of Société d’Exploitation des Mines d’Or de Sadiola S.A.

We have audited the accompanying balance sheets of Société d’Exploitation des Mines d’Or de Sadiola S.A. as of
December 31, 2006 and 2005, and the related statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of
Société d’Exploitation des Mines d’Or de Sadiola S.A. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International
Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences, as of and for the years ended
December 31, 2006, 2005 and 2004, is presented in note 20 to the financial statements.

KPMG Inc.

Johannesburg, South Africa
June 25, 2007

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Income Statement
For the years ended December 31,

The accompanying notes are an integral part of these financial statements.
2006
2005
2004
Notes
US$
Revenue
3 300,727,005 198,138,374 187,577,578
Cost of sales (167,004,820) (148,428,779) (143,237,187)
Gross profit
133,722,185 49,709,595 44,340,391
Exploration costs (553,347) (971,110) (226,227)
Other operating expenses / (income) 692,296 410,115 (1,555,744)
Net foreign exchange gain / (loss) 1,208,733 (7,520,279) 636,876
Special impairments of indirect taxes receivable
and special expenses for indirect taxes payable
5 (4,136,344) (9,130,667) -
Operating profit
4 130,933,523 32,497,654 43,195,296
Interest income 1,004,863 341,515 363,185
Interest expense (748,870) (3,083,377) (167,817)
Profit before taxation
131,189,516 29,755,792 43,390,664
Taxation 6 (40,925,311) (17,671,661) (11,796,375)
Profit for the year
90,264,205 12,084,131 31,594,289

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Balance Sheet
As at December 31,

2006
2005
Notes
US$
ASSETS
Non-current assets
Property, plant and equipment 7 112,447,354 131,872,377
Inventories 8 28,671,942 17,936,431
Trade and other receivables 9 28,335,326 14,551,010
169,454,622 164,359,818
Current assets
Inventories 8 55,843,871 43,387,635
Trade and other receivables 9 20,531,375 27,527,053
Cash and cash equivalents 10 28,818,654 12,185,406
105,193,900 83,100,094
Total assets
274,648,522 247,459,912
EQUITY AND LIABILITIES
Equity
Stockholders' equity 179,293,271 179,029,066
Non-current liabilities
Provisions 11 14,862,531 11,655,394
Deferred taxation 12 2,426,353 5,828,420
17,288,884 17,483,814
Current liabilities
Trade and other payables 13 22,022,889 22,845,390
Taxation 15 33,137,071 8,101,642
Dividends payable 14 22,906,407 20,000,000
78,066,367 50,947,032
Total liabilities
95,355,251 68,430,846
Total equity and liabilities
274,648,522 247,459,912
The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Statement of changes in stockholders’ equity
For the years ended December 31,

Ordinary stock
(note 16)
Non-
distributable
reserve
Retained
earnings
Total
stockholders'
equity

Note
US$
Balance at December 31, 2003 20,000,000 4,000,000 196,350,646 220,350,646
Profit for the year - - 31,594,289 31,594,289
Dividends declared 14 - - (45,000,000) (45,000,000)
Balance at December 31, 2004 20,000,000 4,000,000 182,944,935 206,944,935
Profit for the year - - 12,084,131 12,084,131
Dividends declared 14 - - (40,000,000) (40,000,000)
Balance at December 31, 2005 20,000,000 4,000,000 155,029,066 179,029,066
Profit for the year - - 90,264,205 90,264,205
Dividends declared 14 - - (90,000,000) (90,000,000)
Balance at December 31, 2006 20,000,000 4,000,000 155,293,271 179,293,271
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
Cash flow statements
For the years ended December 31,

2006
2005
2004
Notes
US$
Net cash provided by operating activities
Profit for the year
90,264,205 12,084,131 31,594,289
Adjusted for:
Non-cash movements
-  taxation charge per income statement
40,925,311 17,671,661 11,796,375
-  adjustment for obsolete and slow-moving consumable
stores 432,263 358,681 1,038,105
-  net foreign exchange (gains) / losses
(1,208,733) 7,520,279 (636,876)
-  present value adjustment of VAT taxes refundable
(81,012) 2,553,510 -
-  present value adjustment on refundable tax on fuel
247,119 297,000 -
-  ore stockpile valuation adjustment
- - 5,617,704
-  unwinding of non-current provisions
582,763 232,867 167,817
-  environmental restoration charge to the income statement
67,261 2,397,330 1,130,731
-  employee long service obligation charge to the income
statement (1,737,418) 373,687 508,009
-  reversal of unrealised fair value gain on derivatives
- - (1,415,000)
-  amortisation of property, plant and equipment
34,039,909 29,661,072 25,563,636
Special impairments of indirect taxes refundable and special provision for indirect taxes payable
4,136,344 9,130,667 -
Increase in non-current inventories (10,735,511) (7,122,597) (3,201,209)
Increase in non-current VAT refundable (13,784,316) (17,519,010) -
Income tax paid 15 (19,291,949) (4,460,844) (13,077,286)
Increase in inventories (12,888,499) (11,203,796) (2,862,544)
Decrease / (increase) in trade and other receivables 2,693,227 12,059,739 (9,242,362)
Increase / (decrease) in trade and other payables 386,231 (4,082,958) (3,480,256)
114,047,195 49,951,419 43,501,133
Net cash used in investing activities
Capital expenditure (10,320,354) (19,703,773) (16,075,526)
Net cash outflow from investing activities (10,320,354) (19,703,773) (16,075,526)
Net cash used in financing activities
Dividends paid 14 (87,093,593) (30,802,000) (45,198,000)
Net cash outflow from financing activities (87,093,593) (30,802,000) (45,198,000)
Net increase / (decrease) in cash and cash equivalents 16,633,248 (554,354) (17,772,393)
Cash and cash equivalents at beginning of year 12,185,406 12,739,760 30,512,153
Cash and cash equivalents at end of year 10 28,818,654 12,185,406 12,739,760

The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

1.
Business activities
Société d’Exploitation des Mines d’Or de Sadiola S.A. (Semos) is a company registered in Mali. The Company operates a mine for the commercial exploitation of gold in the Kayes region of Western Mali. Commercial production commenced on March 4, 1997.
2.
Accounting policies

Statement of compliance
The company financial statements are prepared in compliance with International Financial Reporting Standards
(IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB)
and applicable legislation.

During the current financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by Société d’Exploitation des Mines d’Or de Sadiola S.A:

IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts;
IFRS 6 Exploration for and Evaluation of Mineral Resources;
IFRIC 4 Determining whether an Arrangement contains a lease.
IFRIC 6
Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic
Equipment.

In addition, the following interpretation was early adopted by Société d’Exploitation des Mines d’Or de Sadiola S.A.
during previous financial years:

IFRIC 5
Rights to Interests arising from Decommissioning, Restoration and Environmental
Rehabilitation Funds.
In addition, the following interpretations were early adopted by Société d’Exploitation des Mines d’Or de Sadiola S.A
during the current financial year:

IFRIC 7
Applying the Restatement approach under IAS 29, Financial Reporting in Hyperinflationary
Economies;
IFRIC 8 Scope of IFRS 2;
IFRIC 9 Reassessment of Embedded Derivatives;
IFRIC 10 Interim Reporting and Impairment.
The adoption of the above identified accounting standards, amendments to standards and new interpretations had no financial impact on the annual financial statements.
The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for Société d’Exploitation des Mines d’Or de Sadiola S.A, have not been adopted in the current year:
IAS 1 Amendment – Capital Disclosures
Effective years beginning on
or after 1 January 2007
IFRS 7 Financial Instruments and Disclosures
Effective years beginning on
or after 1 January 2007
IFRS 8 Operating Segments
Effective years beginning on
or after 1 January 2009
IFRIC 11 IFRS 2 – Company and Treasury Share Transactions
Effective years beginning on
or after 1 March 2007
IFRIC 12 Service Concession Arrangements
Effective years beginning on
or after 1 January 2008

The company has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 January 2007 and later years and concluded that they will have no material financial impact. Both IAS 1 and IFRS 7 may have an impact on certain disclosures.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.1
Basis of preparation

The financial statements are prepared according to the historical cost accounting convention, as modified by the revaluation of certain financial instruments to fair value. The company's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the above mentioned new and revised standards. The financial statements are presented in US dollars.

2.2
Changes in accounting policies

The changes in accounting policies result from adoption of the following new/revised standards, amendments to standards and interpretations:
IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts;
IFRS 6 Exploration for and Evaluation of Mineral Resources;
IFRIC 4 Determining whether an Arrangement contains a Lease;
IFRIC 6
Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic
Equipment;
IFRIC 7
Applying the Restatement approach under IAS 29, Financial Reporting in Hyperinflationary
Economies;
IFRIC 8 Scope of IFRS 2;
IFRIC 9 Reassessment of Embedded Derivatives;
IFRIC 10 Interim Reporting and Impairment.

The principal effects of these changes in policies are discussed below.

IAS 39 and IFRS 4 “Amendment – Financial Guarantee Contracts”

The main impact of the IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts on the company, is the recognition of an expense and a corresponding entry to liabilities for the fair value of any financial guarantee contracts in existence. Subsequent measurement is dealt with in the financial instruments accounting policy. A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. As a result, the company has applied IAS 39 and IFRS 4 Amendment – financial guarantee contracts to all such issued contracts that are in existence.

The effect of the revised policy has no effect on the company financial statements and prior or current year profits.

IFRS 6 “Exploration for and Evaluation of Mineral Resources”

The adoption of IFRS 6 has resulted in the company clarifying the accounting policy for Exploration for and evaluation of Mineral Resources which is described in "Significant accounting policies".

Moreover, assets defined as used in the exploration for and evaluation of Mineral Resources are required to be separately identified from other property, plant and equipment, which are fully disclosed in Note 7.

The effect of the revised policy had no effect on the company financial statements and prior or current year financial statements.

IFRIC 4 “Determining whether an arrangement contains a lease”

The company has applied IFRIC 4 in accordance with the transitional provisions of the interpretation.

IFRIC 4 requires an entity to assess its arrangements that do not take the legal form of a lease but convey the right to use an asset, in order to determine whether such arrangements are, or contain, leases that should be accounted for in accordance with IAS 17, Leases.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.2
Changes in accounting policies (continued)
The effect of the assessment of arrangements that do not take the legal form of a lease but convey the right to use an asset has no effect on company prior or current year profits however, certain operating expenses presented in note 4 have been reclassified as operating leases for 2005 and 2004 to conform to the 2006 presentation in accordance with IFRIC 4.
IFRIC 6 “Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic
Equipment;”

This interpretation provides guidance on the recognition in the financial statements of producers, of liabilities for waste management under the Economic Union Directive on Waste Electrical and Electronic Equipment in respect of sales of historical household equipment.

The adoption of this IFRIC has no effect on company financial statements and prior or current year financial statements.

IFRIC 7 “Applying the Restatement approach under IAS 29, Financial reporting in Hyperinflationary
Economies”
This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with
IAS 29.

The adoption of this IFRIC had no effect on the company financial statements and prior or current year financial statements.

IFRIC 8 “Scope of IFRS 2”
IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services where the identifiable consideration received is less than the fair value of the equity instruments issued.

The adoption of this IFRIC had no effect on the financial statements and prior or current year financial statements.
IFRIC 9 “Reassessment of Embedded Derivatives"
IAS 39 paragraph 10 describes an embedded derivative as a component of a hybrid (combined) instrument that also includes a non-derivative host contract - with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. IAS 39 paragraph 11 requires an embedded derivative to be separated from the host contract and accounted for as a derivative under certain presented circumstances.

IFRIC 9 specifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

The adoption of this IFRIC has no effect on company financial statements and prior or current year financial statements.
IFRIC 10 “Interim Reporting and Impairment"
The company is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognise an impairment loss at that date. This interpretation requires that the company shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.
The adoption of this IFRIC had no effect on the financial statements and prior or current year financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.3
Significant accounting judgements and estimates

Use of estimates: The preparation of the financial statements requires the company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments, write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities, the fair value and accounting treatment of financial instruments and deferred taxation.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Carrying value of property, plant and equipment
All mining assets are amortised using the units-of-production (UOP) method where the mine operating plan calls for production from well-defined mineral reserves over proved and probable reserves.
For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the mine.
The calculation of the UOP rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves.
These factors could include:
•
changes in proved and probable mineral reserves;
•
the grade of mineral reserves may vary significantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues;
•
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
The recoverable amounts of individual assets have been determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact our estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.
The company reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.3
Significant accounting judgements and estimates (continued)
Production start date

The company assesses the construction project to determine when it moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the construction project such as the complexity of a plant and its location. The company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include, but, are not limited to, the following:
•
the level of capital expenditure compared to the construction cost estimates;
•
completion of a reasonable period of testing of the mine plant and equipment;
•
ability to produce gold in saleable form (within specifications and insignificant revenue);
•
ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements or reserve development.

Income taxes

The company is subject to income tax. Significant judgement is required in determining the provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The company recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the company to realise the net deferred tax assets recorded at the balance sheet date could be impacted.

Additionally, future changes in tax laws in the jurisdiction in which the company operates could limit the ability of the company to obtain tax deductions in future periods.

Provision for environmental rehabilitation obligations

The company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The company recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates.
Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.3   Significant accounting judgements and estimates (continued)

Stockpiles, gold in process and product inventories (continued)

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

Recoverable tax, rebates, levies and duties

Société d’Exploitation des Mines d’Or de Sadiola S.A. has unresolved tax disputes. If the outstanding input taxes are not received and the tax disputes are not resolved in a favourable manner, it could have an adverse effect upon the carrying value of these assets.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of judgement and estimates of the outcome of future events.

2.4   Summary of significant accounting policies

Foreign currency translation

Functional currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The functional currency of United States Dollars (US$) is used as opposed to the currency of the country in which the enterprise is domiciled, namely Franc de la Communauté
Financière d’Afrique (F CFA). The decision has been taken on the basis of US$ being the functional currency in which the enterprise receives its revenue and majority of costs are mainly influenced by the US dollar.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for derivative balances that are within the scope of IAS 39. Translation differences on these balances are reported as part of their fair value gain or loss.

Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such expenditure is financed by borrowings.

If there is an indication that the recoverable amount of any property, plant and equipment is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.4   Summary of significant accounting policies (continued)

Property, plant and equipment (continued)

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the company, and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life, for those assets not amortised on the units-of-production method as, follows:
•
buildings up to life of mine;
•
plant and machinery up to life of mine;
•
equipment and motor vehicles up to five years on a straight line basis; and
•
computer equipment up to three years on a straight line basis.
where life of mine is determined as the period up to the end of commercial production or the period up to which the company has satisfied all its obligations acquired by virtue of the Mining Convention agreed with the
Government of Mali.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing net sale proceeds with carrying amount. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of the mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at acquisition date.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.
These reserves are amortised from the date on which commercial production begins.
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne.
The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.

The cost of the “excess stripping” is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.

The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.4   Summary of significant accounting policies (continued)
Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-
production method based on estimated proved and probable mineral reserves. Other property, plant and equipment comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

Exploration and Evaluation assets

All exploration costs are expensed until the directors conclude that a future economic benefit is more likely than not of being realised. In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.
(a)   Costs on greenfields sites, being those where the company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.

(b)   Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
(c)   Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.
Impairment of assets

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Impairment calculation assumptions include life of mine plans based on published reserves and resources, management’s estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment and intangible assets.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.4   Summary of significant accounting policies (continued)

Borrowing costs

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
Leased assets

Operating lease rentals are charged against operating profits on a straight line basis unless another systematic manner related to the period the assets concerned will be used is more representative of the time pattern of the benefit.

Exploration and research expenditure

Pre – licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling.

Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
•
gold in process is valued at the average total production cost at the relevant stage of production;
•
gold on hand is valued on an average total production cost method;
•
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are allocated as a non-current asset where the stockpile exceeds current processing capacity;
•
by-products are valued on an average total production cost method.
•
consumable stores are valued at average cost.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.
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

Employee benefits
Short-term employee benefits
The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service.
The provisions for employee entitlements to wages, salaries, and annual leave represent the amount which the company has a present obligation to pay as a result of employees’ services provided to the balance sheet date. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
2.4   Summary of significant accounting policies (continued)
Long-term employee benefits
A long-term provision for the long-service obligation costs to qualifying employees at the end of their contracts represents the present value of the estimated future cash outflows resulting from employees’ services provided.
In determining this liability for employee benefits, consideration has been given to future increases in wage and salary rates, and the company’s expected staff turnover.

Liabilities for employee benefits which are not expected to be settled within 12 months are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
The company and all employees contribute towards the Malian State social security fund. Accordingly, on retirement, the Malian employees are entitled to a retirement benefit from the Malian State. Expatriate employees are reimbursed their contributions made to the social security fund.

Environmental rehabilitation expenditure

Long-term environmental rehabilitation obligations comprising decommissioning and restoration are based on the company's environmental management plans, in compliance with the current environmental and regulatory requirements.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.

Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses, from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs

The provision for restoration represents the cost of restoring site damage after the commencement of production.
Increases in the provision are charged to the income statement as a cost of production.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. The following criteria must also be present:
•
the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
•
interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the company; and
•
where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
2.4   Summary of significant accounting policies (continued)

Income Tax

Deferred taxation is provided on all qualifying temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

A deferred tax liability is recognised for all taxable temporary differences if it is probable that the temporary difference will reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the balance sheet date.
Current and deferred tax is recognised as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period directly in equity; or a business combination that is an acquisition.

Current taxation is measured on taxable income at the applicable statutory rate.

Special items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.86, are classified as “special items” on the face of the income statement. Special items that relate to the underlying performance of the business are classified as “operating special items” and include impairment charges and reversals.
Special items that do not relate to underlying business performance are classified as “non-operating special items”
and are presented below “Operating (loss) profit” on the income statement.
Dividend distribution

Dividend distribution to the company’s shareholders is recognised as a liability in the company’s financial statements in the period in which the dividends are declared by the board of directors of Société d’Exploitation des Mines d’Or de
Sadiola S.A..
Financial instruments

Financial instruments recognised in the balance sheet include trade and other receivables, cash and cash equivalents and trade and other payables.

Financial instruments are initially measured at fair value when the company becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the company has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
2.4   Summary of significant accounting policies (continued)

Financial instruments (continued)

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.
On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are subsequently measured at cost which is deemed to be fair value as they have a short-term maturity.

Cash which is subject to legal or contractual restrictions on use is classified separately.

Financial liabilities

Financial liabilities are subsequently measured at amortised cost, using the effective interest rate method.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2006
2005
2004
US$
3
Revenue
Product sales
300,727,005     198,138,374
187,577,578
4
Operating profit
Operating profit is arrived at after taking account of:
Royalties 18,027,171 11,874,900 11,172,594
Amortisation of property, plant and equipment (note 7) 34,039,909 29,661,072 25,563,636
Auditors' remuneration
– Statutory audit fees 31,981 77,853 119,948
– External audit - audit fees 404,681 32,013 67,207
– External audit - disbursements - - 3,800
Contributions to Malian State social security fund 3,650,222 2,726,692 2,778,639
Exploration and evaluation expenditure 553,347 971,110 226,277
Realised fair value loss on derivatives - - 1,102,500
Reversal of unrealised fair value gain on derivatives - - (1,415,000)
Legal fees 65,201 45,636 38,652
Ore stockpile valuation adjustment - - 5,617,704
Provision for obsolete and slow-moving consumable stores 432,263 358,681 1,038,105
Remuneration other than to employees
– management fees 3,007,271 1,981,333 1,864,751
Salaries, wages and benefits 14,900,568 15,164,324 16,612,686
Mining contractor fees 29,057,225 24,706,278 24,818,526
Operating leases 26,214,997 19,054,434 3,261,930
5
Special impairments of indirect taxes receivable and special expenses for indirect taxes payable
Impairment of advance on tax dispute (note 5.1) - 5,184,786 -
Impairment of VAT refundable by Government of Mali (note 5.2) - 1,947,000 -
2003/2004 tax audit (note 5.3) 4,136,344 1,434,617 -
Impairment of stamp duties refundable by Government of Mali - 564,264 -
4,136,344 9,130,667 -
5.1      Impairment of advance on tax dispute
During November 2003, the Government of Mali performed a tax audit of the corporate taxation and various indirect taxes at the company for fiscal years 2000 to 2002. The results of the audit indicated that the company owed the
Government of Mali F CFA 7.9 billion (US$16.4 million as of December 31, 2004) of various taxes and penalties, which was communicated by way of a formal letter of assessment to the company. According to Government of Mali officials the main reasons for the additional taxes were:
º withholding taxes payable;
º
fringe benefits on certain facilities provided to expatriate employees that should have been taxed differently;
º the application of the incorrect depreciation rates to certain mining assets; and
º different interpretations of the law with respect to VAT payable on interest paid.
The company was of the opinion that the tax filings and indirect tax submissions by the Company were in compliance with applicable laws and regulations.
Towards the end of the 2003 financial year the Government of Mali proposed that the company and the Government of
Mali settle their differences on the tax audit findings by way of the Company paying F CFA 2.5 billion (US$5.2 million as of December 31, 2004) to the Government of Mali. In January 2004, the Government of Mali threatened to close down the operations of the company if the taxes were not paid and, as a result the Government of Mali requested that an advance of F CFA 2.5 billion (US$5.2 million as of December 31, 2004) be made to them in order for the company to continue operations. The agreement with the Government of Mali was that this advance was not an acknowledgement of any taxes payable and that the advance would allow the company and the Government of Mali time to resolve their differences in tax interpretation, or to allow the Company the right to arbitration. No cash payment was made as a transfer was made from the current account held with the Government of Mali. Numerous attempts to resolve the dispute between the Government of Mali and the company between January and June 2004 failed.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
Without admitting that the company filings have been prepared in an incorrect manner in terms of the prevailing laws and regulations, the directors decided that the advance should be abandoned in order to close this issue and allow management to concentrate on the company’s core business. Accordingly, the abandonment was recorded as an special item rather than as an under provision of prior year taxation. Abandonment of this amount enabled the company to reach an agreement with the Government of Mali on all corporate taxation issues which were in dispute and to establish a protocol for the indirect taxes that were in dispute for the future.
5.2
Impairment of VAT refundable by Government of Mali
The gross amount of VAT refundable by the Government of Mali amounted to US$29.2 million at December 31, 2005.
Management estimated that only US$27.3 million was recoverable based on previous VAT audits performed by the authorities. Accordingly, an impairment of VAT refundable of US$1.9 million was made. Management estimates that the gross amount of VAT refundable by the Government of Mali at December 31, 2006 is recoverable, accordingly no impairment was made in 2006.
5.3
Payment relating to 2003/2004 tax audit
During the 2005 financial year a tax assessment was received for corporate tax and various indirect taxes by
Government of Mali authorities for the 2003 and 2004 fiscal years. Management objected to the assessment as it did not reflect the protocol agreement reached between the company and the Government of Mali with regard to the tax audit of the Company for fiscal years 2000 to 2002 (note 5.1). As discussed in note 5.1 the Government of Mali required an advance be made which the Company refused. Without admitting guilt the Company decided to pay the
Government of Mali an amount agreed by both parties. The Company and the Government of Mali reached settlement on the disputes relating to the 2003 and 2004 fiscal year tax assessments in 2006. The additional settlement of $4.1 million has been recorded as an special payment of indirect taxes.
2006
2005
2004
US$
6
Taxation
All pre-tax income and income tax expense is related to operations in Mali
Current tax expense (note 15) 44,327,378 13,364,869 8,092,583
Deferred tax expense (note 12) (3,402,067) 4,306,792 3,703,792
40,925,311 17,671,661 11,796,375
A reconciliation of the statutory tax rate to that charged in the income statement is set out in the following table:
% % %
Statutory tax rate in Mali 35.0 35.0 35.0
Disallowable expenses: -
-   Net foreign exchange (gain) / loss
(0.3) 8.8 -
-   Special impairment of indirect taxes receivable and special expenses for indirect taxes payable 0.7 10.7 -
-   Other
- 2.2 -
Non-taxable income - (2.1) (0.5)
Translation (loss) / gain on current and deferred tax (4.2) 4.8 (8.8)
Prior year tax expense - - 1.5
Effective tax rate 31.2 59.4 27.2

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
Mine
development
costs
Work in
progress
Mine infra-
structure
Total
US$
US$
US$
US$
7     Property, plant and equipment at December 31, 2006
Cost
Balance at January 1, 2006 189,329,641
9,054,637      203,524,258      401,908,536
Additions 7,239,267 - 3,081,087 10,320,354
Transfers and other movements
(664,602)      (9,054,637)
14,013,771 4,294,532
Balance at December 31, 2006 195,904,306
-     220,619,116      416,523,422
Accumulated amortisation
Balance at January 1, 2006 128,100,079
-     141,936,080     270,036,159
Amortisation for the year 16,945,012 - 17,094,897 34,039,909
Balance at December 31, 2006 145,045,091
-    159,030,977      304,076,068
Carrying amount at December 31, 2006
50,859,215
-
61,588,139     112,447,354
Mine
development
costs
Work in
progress
Mine infra-
structure
Total
US$
US$
US$
US$
Property, plant and equipment at December 31, 2005
Cost
Balance at January 1, 2005 180,189,980
1,618,252      199,507,239      381,315,471
Additions 9,139,661 7,436,385 3,127,727 19,703,773
Transfers and other movements - - 889,292 889,292
Balance at December 31, 2005 189,329,641
9,054,637      203,524,258     401,908,536
Accumulated amortisation
Balance at January 1, 2005 108,797,274
-     131,577,813      240,375,087
Amortisation for the year 19,302,805 - 10,358,267 29,661,072
Balance at December 31, 2005 128,100,079
-     141,936,080      270,036,159
Carrying amount at December 31, 2005
61,229,562
9,054,637
61,588,178      131,872,377
2006
2005
US$
8     Inventories
Non-current portion of inventories
Ore stockpiles 28,671,942 17,936,431
Current portion of inventories
Ore stockpiles 34,693,966 24,920,668
Gold bullion 3,671,881 2,443,994
Gold-in-process 1,115,895 1,758,430
Consumable stores
16,362,129 14,264,543
Consumable stores 19,483,258 16,953,409
Less: adjustment for obsolete and slow-moving items (3,121,129) (2,688,866)
Total current inventory 55,843,871 43,387,635
Total inventories 84,515,813 61,324,066

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
2006
2005
US$
9
Trade and other receivables
Related party receivables
– AngloGold Ashanti Mali S.A. 44,932 28,871
– Société des Mines de Morila S.A. 174,937 21,234
– Société d'Exploitation des Mines d’Or de Yatela S.A. 381,698 216,019
– AngloGold Services Limited - 491
– Rand Refinery 23,892 11,309
– Other 167,303 108,915
792,762 386,839
Special tax account with Government of Mali 558,933 -
VAT refundable by Government of Mali (note 5.2 and 19.2.1) 36,006,997 26,233,829
Stamp duties refundable by Government of Mali (note 9.1) 1,003,899 3,884,667
Refundable tax on fuel by Government of Mali (note 19.2.2) 8,181,697 9,891,270
Prepaid expenses - 82,912
Other 2,322,413 1,598,546
Total current and non-current trade and other receivables 48,866,701 42,078,063
Less: non-current portion of amounts refundable by Government of Mali 28,335,326 14,551,010
Total current trade and other receivables 20,531,375 27,527,053
9.1     Stamp duties refundable by the Government of Mali
During 2002, a dispute arose between the company and the Government of Mali with regards to the payment of stamp duties on gold exports due to different interpretations of the Convention Agreement and the Mining Code. In order to ensure the continuation of gold exports, the company paid stamp duties raising an amount receivable from the
Government of Mali.
The company entered into arbitration to resolve the dispute. The Tribunal decision was announced in February 2003, indicating that the company would no longer be obliged to pay stamp duties and that stamp duties to the value of F
CFA2.2 billion (US$3.2 million) should be reimbursed to the company.
During the 2004, 2005 and 2006 financial years, management communicated with the Minister of Finance (MOF),
Minister of Domains (MOD) and the Minister of Mines (MOM) several times in an effort to recover the outstanding stamp duties. However, at the end of December 2006, the amount of US$1.0 million (2005: US$3.9 million) was still outstanding and is reflected in trade and other receivables.
The MOD represented the Government of Mali during the arbitration proceedings. In order for the MOF to be able to settle with the company the outstanding stamp duties, the MOD is required to officially notify the MOF advising that the
Government of Mali lost the arbitration case. Subsequently the MOF has confirmed to management of the company that they will settle the long outstanding stamp duty. F CFA 800 million (US$1.4 million) was reimbursed early in January
2006. An impairment of US$0.6 million was made in December 2005 for the portion of the amount that management did not expect to recover. Following the settlement of the indirect taxes disputes the company and the Government of Mali have signed a protocol agreement whereby the government has committed to repay the total amount outstanding by the end of March 2007. Repayments received in 2006 have been in accordance with the protocol agreement.
2006
2005
US$
10
Cash and cash equivalents
HypoVereinsbank balances - Current account 23,775,497 9,853,940
Malian bank balances 3,855,392 1,949,861
London and South African bank balances 1,140,576 330,214
Petty cash 47,189 51,391
28,818,654 12,185,406

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
2006
2005
US$
11
Provisions
Environmental rehabilitation obligation
Balance at beginning of year 9,262,362 5,801,689
Unwinding of obligation 463,111 174,051
Change in estimate 4,361,792 3,286,622
Balance at end of year 14,087,265 9,262,362,
Employee long service obligation
Balance at beginning of year 2,393,032 1,960,529
Unwinding of obligation 119,652 58,816
Change in estimate (1,737,418) 373,687
Balance at end of year 775,266 2,393,032
Total provisions 14,862,531 11,655,394
Assumptions applicable to all provisions
Estimated gross future environmental rehabilitation costs
Estimated gross future employee long service costs
US$17.6 million
US$0.8 million
US$12.3 million
US$2.5 million
Discount rate 5% 3%
Inflation rate 2.25% 2.25%
Average discount period from the beginning of the life of mine 20 years 13 years
The average discount period is based on the current estimate of the life of mine, which is subject to revision annually.
The estimated gross future costs are based on management's best estimates at December 31, 2006, and are also subject to revision annually. The change in estimate arises due to the change in the assumption of the discount rate applicable and a change in the estimate of the gross future costs.
Malian Government social security fund
The company and all employees contribute to the Malian Government social security fund. On retirement, the Malian employees are entitled to a retirement benefit from the fund. The fund reimburses expatriate employees only their own contributions made to the fund. Accordingly, there is no obligation for defined employee benefits. The company's contributions to the Malian Government social security fund are disclosed in note 4.
12
Deferred taxation
The deferred taxation liability relating to temporary differences is made up as follows:
- Property, plant and equipment 10,696,726 12,027,927
- Non-current provisions (5,201,886) (4,079,389)
- Inventory (1,092,395) (941,103)
- Present value adjustment on taxes refundable (1,055,816) (997,679)
- Other (920,276) (181,336)
2,426,353 5,828,420
The movement on the deferred tax liability is as follows:
Balance at beginning of year 5,828,420 1,521,628
Deferred tax charge (note 6) (3,402,067) 4,306,792
Balance at end of year 2,426,353 5,828,420

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2006
2005
US$
13
Trade and other payables
Related party payables
– AngloGold Services Limited 156,096 192,562
– AngloGold Ashanti Mali S.A. 538,773 496,914
– Société d’Exploitation des Mines d’Or de Yatela S.A. 262 55,198
– Société des Mines de Morila S.A. 700 -
– Other 10,929 7,604
706,760 752,278
Accruals 1,348,379 13,416,802
Trade and other payables 19,967,750 8,676,310
22,022,889 22,845,390

2006
2005
2004
US$
14
Dividends paid
Amount outstanding at beginning of year 20,000,000 10,802,000 11,000,000
Dividends declared during the year 90,000,000 40,000,000 45,000,000
Less: amount outstanding at end of year (22,906,407)
(20,000,000)      (10,802,000)
Dividends paid 87,093,593 30,802,000 45,198,000
15
Income tax paid
Amount payable / (receivable) at beginning of year 8,101,642 (802,383) 4,182,320
Current tax expense (note 6) 44,327,378 13,364,869 8,092,583
Amount (payable) / receivable at end of year (33,137,071) (8,101,642) 802,383
Income tax paid 19,291,949 4,460,844 13,077,286
16
Ordinary stock
Authorised and issued: ordinary par value stock with a nominal value of F CFA 109 000 (US$200) each.
Held by:
Number of
outstanding
stock in
issue
2006
2005
US$
AngloGold Mali Holdings 1 (subsidiary of AngloGold
Ashanti Ltd)
38,000 7,600,000 7,600,000
AGEM Limited (subsidiary of IAMGOLD Corporation) 38,000 7,600,000 7,600,000
Government of Mali 18,000 3,600,000 3,600,000
International Finance Corporation 6,000 1,200,000 1,200,000
100,000 20,000,000 20,000,000
17
Contractual Commitments and contingencies
17.1
Operating leases
At December 31, 2006, the company was committed to making the following minimum payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings.
Expiry within:
- One year 1,495,405 1,576,756
These balances are calculated based on the minimum rentals due in terms of the contract up to and including the expiry date (December 2009) or minimum notice period (six months), whichever is the lesser. The contract does not provide for guaranteed escalations. The company has no other restrictions on any of its leasing arrangements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2006
2005
US$
17.2
Capital Commitments
Contracted for: 458,860 20,219,632
Not contracted for 15,811,091 9,600,266
Total authorised by the directors 16,269,951 29,819,898
The proposed capital expenditure for mine infrastructure will be financed from cash resources generated by operating activities of the company.
17.3
The company is subject to and pays taxes in Mali. Some of these taxes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules in
Mali are complex and subject to interpretation. From time to time the company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the company’s business conducted in Mali. Management believes based on information currently to hand that no such tax contingencies exist, and as assessments are completed, the company will make appropriate adjustments to those estimates used in determining amounts due. The ultimate outcome cannot be presently determined.
18
Related parties
18.1
Identity of related parties
The stockholders of the company are disclosed in note 16. Entities within the AngloGold Ashanti group and with which the Company has transacted, are listed in note 18.2. The directors of the company are listed below:
NF Nicolau (Chairman) (South African)
C Barjot (French)
JF Conway (Canadian) (resigned April 27, 2006)
J McCombe (Canadian) (appointed April 27, 2006)
Mme HN Cisse (Malian) (resigned June 7, 2006)
MEH Keita (Malian) (appointed June 7, 2006)
M Diallo (Malian)
GA Edey (Canadian)
FRL Neethling (South African)
AW Mbugua (Kenyan)
T Tanoh (American) (resigned November 7 ,2006)
A der Hovanessian (American) (appointed November 7, 2006)
LA Dembele (Malian)
ND Keita (Malian)
S Venkatakrishnan (British) (resigned April 27, 2006)
DH Diering (South African) (appointed April 27, 2006)

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

18.2    Material related party transactions
Transactions
with related
parties
Net
amounts
due
by/(owed
to) related
parties
(notes 9 &
13)
Transactions
with related
parties
Net
amounts
due
by/(owed
to) related
parties
(notes 9 &
13)
Transactions
with related
parties
Net
amounts
due
by/(owed
to)
related
parties
Material related party
transactions are as follows:
2006
2005
2004
US$
– AngloGold Ashanti Mali S.A.
5,105,740
(493,841)
4,362,040
(468,043)
3,229,746
(385,909)
– Société des Mines de Morila
S.A. (Morila)
(476,657)
174,237
(573,185)
21,234
(379,194)
229,492
– Siguiri Gold Mine
(153,345)
153,345
-
-
-
-
– Société d’Exploitation des
Mines d’Or de Yatela S.A.
(Yatela)
(2,865,379)
381,436
(3,100,621)
160,821
(4,649,137)
230,671
– AngloGold Services Limited
3,662,857
(156,096)
3,667,155
(192,071)
3,697,971
(146,425)
– Rand Refinery Limited
(300,178,723)
23,892
(197,691,634)
11,309
(92,241,964)
4,868,464
– Key Management
Personnel remuneration
506,223
-
850,407
-
846,657
-
-      Salary
414,803
-
747,754
-
712,240
-
-      Performance related
payments
91,420
-
46,805
-
42,961
-
-      Pension scheme
contributions
-
-
55,848
-
91,457
-
AngloGold Ashanti Mali S.A. and AngloGold Services Limited are service organisations within the AngloGold
Ashanti group and, accordingly, provide management services to the company. Included in transactions with
AngloGold Ashanti Mali S.A. are management fees paid by the Company of US$3,007,271 (2005: US$1,981,333 and 2004: US$1,864,751) (refer note 4). Morila and Yatela are fellow subsidiaries to the company, also located in
Mali. Sadiola shares certain employees with Yatela, as well as the elution and smelting of the gold production process. The company incurs only ad hoc transactions with Morila.

Rand Refinery Limited is a subsidiary company within the AngloGold Ashanti group. The company has entered into contractual agreements with Rand Refinery Limited for the provision of all services required for the collection, transport, refining and purchase of the doré bars produced by the company. Included in transactions with Rand
Refinery Limited are sales by the company of US$300.7 million (2005: US$198.1 million and 2004:
US$92.5 million) and purchases by the company of US$0.5 million (2005: US$0.4 million and 2004:
US$0.2 million).
19
Risk management activities
In the normal course of its operations, the company is exposed to, inter alia, gold price, currency and credit risks.
The Company did not acquire, hold or issue derivatives for trading purposes. The company follows the following risk management processes to manage these risks.
19.1     Gold price risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
19.2
Credit risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations in a timely manner.
The company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. Although the company sells gold to only one counterparty, the company does not believe that this concentration of credit results in significant credit risk as the majority of proceeds are received within two working days of the gold leaving the mine. There is however a concentration of credit risk with respect to various taxes receivable from the Malian State. These taxes and the measures taken to ensure recoverability thereof are discussed in note 5, note 9 and below.
19.2.1
Vulnerability from concentrations of VAT refundable by the Government of Mali

Value added taxes receivable from the Government of Mali amounts to US$38.5 million at 31 December 2006
(31 December 2005: US$26.2 million). VAT is refundable from the government in F CFA. The last audited VAT return was for the period ended March 31, 2006 and at 31 December 2006 US$26.0 million (2005:
US$21.7 million) is still outstanding and US$12.5 million (2005: US$6.8 million) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the
Government of Mali in terms of the previous audits. The Government of Mali is a shareholder in the company and protocol agreements have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006. Certain amounts are expected to be received after 12 months of the balance sheet date and are classified as non-current accordingly. These amounts provided for have been discounted to their present value at a rate of 5% per annum.
19.2.2
Vulnerability from concentrations of refundable tax on fuel
Fuel duties receivable from the Government of Mali amounts to US$8.7 million at 31 December 2006
(31 December 2005: US$9.9 million). Fuel duties are paid on receipt of the fuel supply and are refundable in
F CFA, requiring the claim to be submitted before January 31, of the following year, and are subject to authorisation by firstly the Department of Mining and secondly the Customs and Excise authorities. The
Customs and Excise authorities have approved US$1.5 million (2005: US$6.64 million) which is still outstanding, whilst US$7.2 million (2005: US$3.56 million) is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Government of
Mali in terms of the previous authorisations. The Government of Mali is a shareholder in the company and protocol agreements were signed on July 5, 2006. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006. With effect from February 2006, fuel duties are no longer payable to the Government of Mali. These amounts provided for have been discounted to their present value at a rate of 5% per annum.
19.3
Currency risk
Since the functional currency of the company is US Dollars, currency risk is incurred primarily as a result of purchases made in other currencies, such as the Euro, South African Rand and the Franc de la Communauté
Financière d’Afrique (F CFA). The company does not use derivatives to hedge foreign currency transactions.
19.4
Fair values of financial instruments
The estimated fair values of the current financial instruments are determined based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company’s current financial instruments as at December 31, 2006 approximates the carrying amount of such financial instruments as reflected in the balance sheet.
US$28.3 million, included in non-current trade and other receivables relates to VAT and fuel duties which are expected to be refunded during the 2008 financial year. The fair value of this receivable approximates its carrying amount. All other amounts are expected to be recoverable or payable within the 2007 financial year.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

20
Reconciliation between IFRS and US GAAP
The following table summarises the effect on net profit and stockholders’ equity of significant differences between
International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United
States of America (US GAAP) as of and for the years ended December 31 :
2006
2005
2004
Notes
US$
Income statement information
Net profit as per IFRS 90,264,205 12,084,131 31,594,289
US GAAP adjustments:
Amortisation of exploration costs capitalised under IFRS 20.1 1,578,826 3,152,215 1,639,894
Deferred tax thereon (552,589) (1,103,275) (573,962)
Deferred tax adjustment relating to translation differences 20.2 (4,198,145) 8,126,515 (2,451,704)
Net profit as per US GAAP 87,092,297 22,259,586 30,208,517
Balance sheet information
Stockholders' equity as per IFRS
179,293,271      179,029,066
206,944,936
US GAAP adjustments:
Exploration costs capitalised under IFRS 20.1
(31,828,454)     (31,828,454)
(31,828,455)
Deferred tax thereon 11,139,959 11,139,959 11,139,959
Amortisation of exploration costs capitalised under IFRS 20.1 27,089,720 25,510,894 22,358,679
Deferred tax thereon (9,481,402) (8,928,813) (7,825,538)
Deferred tax adjustment relating to translation differences 20.2 (3,059,100) 1,139,045 (6,987,470)
Stockholders’ equity as per US GAAP
173,153,994       176,061,697
193,802,111
20.1
Exploration costs capitalised under IFRS and the amortisation thereof

Under IFRS, certain exploration drilling costs were capitalised in line with the accounting policy. Under US GAAP, similar costs can be capitalised only once a bankable feasibility study has been obtained to support the existence of proved and probable reserves within the area.

Exploration costs capitalised under IFRS are amortised on a units-of-production method. Under US GAAP, the accumulated amortisation should be reversed.
The application of US GAAP would have resulted in an increase in net profit of US$1.0 million (2005:
US$2.0 million and 2004: US$1.1 million) and a decrease in stockholders’ equity of US$3.1 million (2005:
US$4.1 million and 2004: US$6.2 million).
20.2
Deferred tax adjustment relating to translation differences

Under IFRS, all carrying amounts used in the computation of deferred tax are translated from US Dollars into the local tax paying currency at a closing rate of exchange, while under US GAAP, non-monetary carrying amounts are translated at their historical rates of exchange.
The application of US GAAP would have resulted in a decrease in net profit of US$4.2 million (2005: increase of
US$8.1 million and 2004: decrease of US$2.5 million) and a decrease in stockholders’ equity of US$3.1 million
(2005: increase of US$ 1.1 million and 2004: decrease of US$7.0 million).

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

21.
Change in comparative data
Income statement
The income statement comparative data has been amended to reclassify amounts expensed for exploration, unwinding of non current provisions and fair value adjustments on refundable VAT and fuel taxes. The effect of the change on the years 2004 and 2005 is as tabulated below. The net effect on the income statement was nil.
2005
2004
US$
Reduction in cost of sales 1,029,926 226,227
Exploration costs (971,110) (226,227)
Reduction in other operating expenses / (income) 3,024,561 167,817
Increase in Interest expense (3,083,377) (167,817)
Effect on profit for the year - -

Société d’Exploitation des Mines d’Or de Yatela S.A.
Financial statements
as of and for the year ended
December 31, 2006

Société d’Exploitation des Mines d’Or de Yatela S.A.
Financial statements and report of the Independent Registered Public Accounting Firm
For the year ended December 31, 2006

Report of independent registered public accounting firm
Income statements
Balance sheets
Statements of changes in stockholders’ equity
Cash flow statements
Notes to the financial statements

Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of Société d’Exploitation des Mines d’Or de Yatela S.A.

We have audited the accompanying balance sheet of Société d’Exploitation des Mines d’Or de Yatela S.A. as of
December 31 2006, and the related statements of income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United
States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of
Société d’Exploitation des Mines d’Or de Yatela S.A. as of December 31 2006, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences, as of and for the year ended
December 31 2006, is presented in note 21 to the financial statements.

KPMG Inc.

Johannesburg, South Africa
June 25, 2007

Société d’Exploitation des Mines d’Or de Yatela S.A.
Income Statement
For the years ended December 31,

2006
Unaudited
2005
Unaudited
2004
Notes
US$
Revenue
3 214,500,620 110,251,425 98,713,215
Cost of sales (116,283,590) (86,557,143) (88,584,902)
Gross profit
98,217,030 23,694,282 10,128,313
Exploration costs (27,821) -
(115,255)
Other operating expenses (896,162) - (112,279)
Net foreign exchange gain / (loss) 297,449 (878,663) 528,886
Special impairments of indirect taxes receivable and special expenses for indirect taxes payable
5 (531,017) (2,202,145) -
Operating profit
4 97,059,479 20,613,474 10,429,665
Interest income 1,218,954 464,026 112,440
Interest expense (2,996,042) (4,622,595) (3,043,989)
Profit before taxation
95,282,391 16,454,905 7,498,116
Taxation (expense) / benefit 6 (12,538,580) 181,096 -
Profit for the year
82,743,811 16,636,001 7,498,116
The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Balance Sheet
As at December 31,

2006
Unaudited
2005
Notes
US$
ASSETS
Non-current assets
Property, plant and equipment 7 40,790,096 72,250,882
Inventories 8 - 4,138,853
Trade and other receivables 9 15,005,298 3,656,449
55,795,394 80,046,184
Current assets
Inventories 8 26,467,135 16,153,855
Trade and other receivables 9 13,311,818 16,218,342
Deferred taxation 10 925,383 181,096
Cash and cash equivalents 11 27,211,803 12,491,691
67,916,139 45,044,984
Total assets
123,711,533 125,091,168
EQUITY AND LIABILITIES
Equity
Stockholders' equity 78,893,000 47,149,189
Non-current liabilities
Provisions 12 14,506,491 14,739,630
14,506,491 14,739,630
Current liabilities
Trade and other payables 14 16,991,879 10,810,798
Interest-bearing loans 13.1 - 52,391,551
Taxation 16 13,320,163 -
30,312,042 63,202,349
Total liabilities
44,818,533 77,941,979
Total equity and liabilities
123,711,533 125,091,168
The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Statements of changes in stockholders’ equity
For the years ended December 31,
Ordinary
stock
(note 18)
Non-
distributable
reserve
Retained
earnings
Total
stockholders'
equity
Note
US$
Balance at 31 December 2003 14,513 2,903 22,997,656 23,015,072
Profit for the year - - 7,498,116 7,498,116
Balance at 31 December 2004 14,513 2,903 30,495,772 30,513,188
Profit for the year - - 16,636,001 16,636,001
Balance at 31 December 2005 14,513 2,903 47,131,773 47,149,189
Profit for the year - - 82,743,811 82,743,811
Dividends declared 15 (51,000,000) (51,000,000)
Balance at 31 December 2006 14,513 2,903 78,875,584 78,893,000
The non-distributable reserve is a legal reserve created in 2000 and is a requirement of the commercial law of Mali. This law prescribes the transfer of 10% of profits, restricted to a maximum of 20% of ordinary share capital, to a non-
distributable reserve. Such reserve only becomes distributable when the company is liquidated.
The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Cash flow statements
For the years ended December 31,

2006
Unaudited
2005
Unaudited
2004
Notes
US$
Net cash provided by operating activities
Profit for the year 82,743,811 16,636,001 7,498,116
Adjusted for:
Non-cash movements
- taxation charge per income statement 12,538,580 (181,096) -
- deferred stripping 13,779,768 800,343 7,652,767
- adjustment for obsolete and slow moving consumable
stores
757,951 - -
- net foreign exchange (gain) / loss (297,449) 878,663 (528,886)
- unwinding of non-current provisions 689,997 190,217 164,795
- environmental restoration charge to the income statement 1,688,625 (1,945,491) 165,799
- employee long service obligation charge to the income
statement (939,691) 232,803 472,065
- present value adjustment on VAT taxes refundable 1,100,081 369,120 -
- present value adjustment on refundable tax on fuel 21,528 167,000 -
- loss on disposal of property, plant and equipment 226,478 797,330 -
- amortisation of property, plant and equipment 39,381,404 22,925,663 25,206,260
- finance charges 1,184,436 3,896,258 2,879,194
Special impairments of indirect taxes refundable and
Special expenses for indirect taxes payable
531,017 845,510 -
Restoration expenditure (1,626,621) - -
Decrease / (increase) in non-current inventories 4,138,853 (4,138,853) -
Increase in non-current VAT refundable (11,348,849) (4,025,569) -
Interest paid (1,184,436) (3,896,258) (354,836)
Income tax paid 16 (452,463) - -
(Increase) / decrease in inventories (11,071,231) 13,876,356 (13,857,946)
Decrease / (increase) in trade and other receivables 1,253,898 (1,486,756) (1,559,519)
Increase / (decrease) in trade and other payables 6,597,221 932,265 (477,618)
139,712,908 46,873,506 27,260,191
Net cash used in investing activities
Capital expenditure (2,586,002) (7,531,083) (9,457,677)
Additional waste stripping (19,015,243) (17,676,906) (4,425,549)
Net cash outflow from investing activities (21,601,245) (25,207,989) (13,883,226)
Net cash used in financing activities
Interest-bearing loans repaid 13.2 (52,391,551) (24,687,602) (2,387,904)
Dividends paid 15 (51,000,000) - -
Net cash outflow from financing activities (103,391,551) (24,687,602) (2,387,904)
Net increase / (decrease) in cash and cash equivalents 14,720,112 (3,022,085) 10,989,061
Cash and cash equivalents at beginning of year 12,491,691 15,513,776 4,524,715
Cash and cash equivalents at end of year 11 27,211,803 12,491,691 15,513,776
The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
1
Business Activities
Société d’Exploitation des Mines d’Or de Yatela S.A. (Yatela) is a company registered in Mali. The company operates a mine for the commercial exploitation of gold in the Kayes region of Western Mali. Commercial production commenced on July 3, 2001.

2
Accounting policies

Statement of compliance
The company financial statements are prepared in compliance with International Financial Reporting Standards
(IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB)
and applicable legislation.

During the current financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by Société d’Exploitation des Mines d’Or de Yatela S.A:
IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts;
IFRS 6 Exploration for and Evaluation of Mineral Resources;
IFRIC 4 Determining whether an Arrangement contains a Lease.
IFRIC 6 Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic
Equipment.
In addition, the following interpretation was early adopted by Société d’Exploitation des Mines d’Or de Yatela S.A.
during previous financial years:

IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental
Rehabilitation Funds.
In addition, the following interpretations were early adopted by Société d’Exploitation des Mines d’Or de Yatela S.A
during the current financial year:

IFRIC 7
Applying the Restatement approach under IAS 29, Financial Reporting in
Hyperinflationary Economies;
IFRIC 8 Scope of IFRS 2;
IFRIC 9 Reassessment of Embedded Derivatives;
IFRIC 10 Interim Reporting and Impairment.
The adoption of the above identified accounting standards, amendments to standards and new interpretations had no financial impact on the financial statements.
The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for Société d’Exploitation des Mines d’Or de Yatela S.A, have not been adopted in the current year:
IAS 1 Amendment – Capital Disclosures
Effective years beginning on or
after 1 January 2007
IFRS 7 Financial Instruments and Disclosures
Effective years beginning on or
after 1 January 2007
IFRS 8 Operating Segments
Effective years beginning on or
after 1 January 2009
IFRIC 11
IFRS 2 – Company and Treasury Share Transactions           Effective years beginning on or
after 1 March 2007
IFRIC 12 Service Concession Arrangements
Effective years beginning on or
after 1 January 2008

The company has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 January 2007 and later years and concluded that they will have no material financial impact. Both IAS 1 and IFRS 7 may have an impact on certain disclosures.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.1
Basis of preparation

The financial statements are prepared according to the historical cost accounting convention, as modified by the revaluation of certain financial instruments to fair value. The company's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the above mentioned new and revised standards. The financial statements are presented in US dollars.

2.2
Changes in accounting policies

The changes in accounting policies result from adoption of the following new/revised standards, amendments to standards and interpretations:
IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts;
IFRS 6 Exploration for and Evaluation of Mineral Resources;
IFRIC 4 Determining whether an Arrangement contains a Lease;
IFRIC 6
Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic
Equipment;
IFRIC 7
Applying the Restatement approach under IAS 29, Financial Reporting in
Hyperinflationary Economies;
IFRIC 8 Scope of IFRS 2;
IFRIC 9 Reassessment of Embedded Derivatives;
IFRIC 10 Interim Reporting and Impairment.
The principal effects of these changes in policies are discussed below.
IAS 39 and IFRS 4 “Amendment – Financial Guarantee Contracts”
The main impact of the IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts on the company, is the recognition of an expense and a corresponding entry to liabilities for the fair value of any financial guarantee contracts in existence. Subsequent measurement is dealt with in the financial instruments accounting policy. A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. As a result, the company has applied IAS 39 and IFRS 4 Amendment – financial guarantee contracts to all such issued contracts that are in existence.
The effect of the revised policy has no effect on the company financial statements and prior or current year profits.
IFRS 6 “Exploration for and Evaluation of Mineral Resources”
The adoption of IFRS 6 has resulted in the company clarifying the accounting policy for Exploration for and evaluation of Mineral Resources which is described in "Significant accounting policies".
Moreover, assets defined as used in the exploration for and evaluation of Mineral Resources are required to be separately identified from other property, plant and equipment, which are fully disclosed in Note 7.
The effect of the revised policy had no effect on the company financial statements and prior or current year financial statements.

IFRIC 4 “Determining whether an arrangement contains a lease”
The company has applied IFRIC 4 in accordance with the transitional provisions of the interpretation.
IFRIC 4 requires an entity to assess its arrangements that do not take the legal form of a lease but convey the right to use an asset, in order to determine whether such arrangements are, or contain, leases that should be accounted for in accordance with IAS 17, Leases.
The effect of the assessment of arrangements that do not take the legal form of a lease but convey the right to use an asset has no effect on company prior or current year profits however, certain operating expenses presented in note 4 have been reclassified as operating leases for 2005 and 2004 to conform to the 2006 presentation in accordance with IFRIC 4.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.2    Changes in accounting policies (continued)

IFRIC 6 “Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic
Equipment;”

This interpretation provides guidance on the recognition in the financial statements of producers, of liabilities for waste management under the Economic Union Directive on Waste Electrical and Electronic Equipment in respect of sales of historical household equipment.

The adoption of this IFRIC has no effect on company financial statements and prior or current year financial statements.

IFRIC 7 “Applying the Restatement approach under IAS 29, Financial reporting in Hyperinflationary
Economies”
This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS
29.

The adoption of this IFRIC had no effect on the financial statements and prior or current year financial statements.

IFRIC 8 “Scope of IFRS 2”
IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services where the identifiable consideration received is less than the fair value of the equity instruments issued.

The adoption of this IFRIC had no effect on the financial statements and prior or current year financial statements.
IFRIC 9 “Reassessment of Embedded Derivatives"
IAS 39 paragraph 10 describes an embedded derivative as ‘a component of a hybrid (combined) instrument that also includes a non-derivative host contract - with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. IAS 39 paragraph 11 requires an embedded derivative to be separated from the host contract and accounted for as a derivative under certain presented circumstances.

IFRIC 9 specifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

The adoption of this IFRIC has no effect on company financial statements and prior or current year financial statements.
IFRIC 10 “Interim Reporting and Impairment"
The company is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognise an impairment loss at that date. This Interpretation requires that the company shall not reverse an impairment loss recognised in a previous interim period in respect of an investment in either an equity instrument or a financial asset carried at cost.
The adoption of this IFRIC had no effect on the financial statements and prior or current year financial statements.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.3   Significant accountingjudgements and estimates

Use of estimates: The preparation of the financial statements requires the company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments, write-downs of inventory to net realisable value; post-employment, post-
retirement and other employee benefit liabilities, the fair value and accounting treatment of financial instruments and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Carrying value of property, plant and equipment

All mining assets are amortised using the units-of-production (UOP) method where the mine operating plan calls for production from well-defined mineral reserves over proved and probable reserves.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the mine.
The calculation of the UOP rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves.

These factors could include:
•
changes in proved and probable mineral reserves;
•
the grade of mineral reserves may vary significantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues;
•
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
•       changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

The recoverable amounts of individual assets have been determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact our estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.

The company reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of property, plant and equipment are inherently uncertain and could materially change

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.3    Significant accounting judgements and estimates (continued)

Carrying value of property, plant and equipment (continued)

over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
Production start date

The company assesses the construction project to determine when it moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the construction project such as the complexity of a plant and its location. The company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include, but, are not limited to, the following:
•
the level of capital expenditure compared to the construction cost estimates;
•
completion of a reasonable period of testing of the mine plant and equipment;
•
ability to produce gold in saleable form (within specifications and with insignificant revenue);
•
ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements or reserve development.

Income taxes

The company is subject to income tax. Significant judgement is required in determining the provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The company recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the company to realise the net deferred tax assets recorded at the balance sheet date could be impacted.

Additionally, future changes in tax laws in the jurisdiction in which the company operates could limit the ability of the company to obtain tax deductions in future periods.

Provision for environmental rehabilitation obligations

The company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The company recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates.
Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.3    Significant accounting judgements and estimates (continued)

Stockpiles, gold in process, ore on leach pad and product inventories

Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

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

Recoverable tax, rebates, levies and duties

Société d’Exploitation des Mines d’Or de Yatela S.A. has unresolved tax disputes. If the outstanding input taxes are not received and the tax disputes are not resolved in a favourable manner, it could have an adverse effect upon the carrying value of these assets.

Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of judgement and estimates of the outcome of future events.
2.5    Summary of significant accounting policies

Foreign currency translation

Functional currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The functional currency of United States Dollars (US$) is used as opposed to the currency of the country in which the enterprise is domiciled, namely Franc de la Communauté
Financière d’Afrique (F CFA). The decision has been taken on the basis of US$ being the functional currency in which the enterprise receives its revenue and majority of costs are mainly influenced by the US dollar.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for derivative balances that are within the scope of IAS 39. Translation differences on these balances are reported as part of their fair value gain or loss.

Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.5    Summary of significant accounting policies (continued)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such expenditure is financed by borrowings.
If there is an indication that the recoverable amount of any property, plant and equipment is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the company, and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
Amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life, for those assets not amortised on the units-of-production method, as follows:
•
buildings up to life of mine;
•
plant and machinery up to life of mine;
•
equipment and motor vehicles up to five years on a straight line basis; and
•
computer equipment up to three years on a straight line basis.
where life of mine is determined as the period up to the end of commercial production or the period up to which the company has satisfied all its obligations acquired by virtue of the Mining Convention agreed with the
Government of Mali.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of the mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at acquisition date.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.
These reserves are amortised from the date on which commercial production begins.
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne.
The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.
The cost of the “excess stripping” is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
2.4    Summary of significant accounting policies (continued)
Property, plant and equipment (continued)

The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.
Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.
Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-
production method based on estimated proved and probable mineral reserves. Other property, plant and equipment comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

Exploration and Evaluation assets

All exploration costs are expensed until the directors conclude that a future economic benefit is more likely than not of being realised. In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.
(a)    Costs on greenfields sites, being those where the company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.

(b)    Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.

(c)    Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.
Impairment of assets

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Impairment calculation assumptions include life of mine plans based on published reserves and resources, management’s estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment and intangible assets.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.4    Summary of significant accounting policies (continued)

Borrowing costs

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
Leased assets

Operating lease rentals are charged against operating profits on a straight line basis unless another systematic manner related to the period the assets concerned will be used is more representative.

Exploration and research expenditure

Pre – licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling.
Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
•
gold in process is valued at the average total production cost at the relevant stage of production;
•
gold on hand is valued on an average total production cost method;
•
Ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are allocated as a non-current asset where the stockpile exceeds current processing capacity;
•
By-products are valued on an average total production cost method.
•
consumable stores are valued at average cost; and
•
Heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period greater than 12 months is classified as a non-
current asset.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.
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

Employee benefits

Short-term employee benefits
The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service.
The provisions for employee entitlements to wages, salaries, and annual leave represent the amount which the company has a present obligation to pay as a result of employees’ services provided to the balance sheet date. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

2.5    Summary of significant accounting policies (continued)
Employee
benefits (continued)
Long-term employee benefits
Liabilities for employee benefits which are not expected to be settled within 12 months are discounted at a pre tax rate that reflects current market assessments of the time value of money.

The Company and all employees contribute towards the Malian Government social security fund. Accordingly, on retirement, the Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed their contributions made to the social security fund.

Environmental rehabilitation expenditure

Long-term environmental rehabilitation obligations comprising decommissioning and restoration are based on the company's environmental management plans, in compliance with the current environmental and regulatory requirements.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.

Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses, from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs

The provision for restoration represents the cost of restoring site damage after the commencement of production.
Increases in the provision are charged to the income statement as a cost of production.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. The following criteria must also be present:
•
the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
•
interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the company; and
•
Where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
2.5    Summary of significant accounting policies (continued)

Income Tax

Deferred taxation is provided on all qualifying temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

A deferred tax liability is recognised for all taxable temporary differences if it is probable that the temporary difference will reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the balance sheet date.
Current and deferred tax is recognised as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period directly in equity; or a business combination that is an acquisition.

Current taxation is measured on taxable income at the applicable statutory rate.

Special items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.86, are classified as “special items” on the face of the income statement. Special items that relate to the underlying performance of the business are classified as “operating special items” and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as “non-operating special items” and are presented below “Operating (loss) profit” on the income statement.
Dividend distribution

Dividend distribution to the company’s shareholders is recognised as a liability in the company’s financial statements in the period in which the dividends are declared by the board of directors of Société d’Exploitation des Mines d’Or de Yatela S.A..
Financial instruments

Financial instruments recognised in the balance sheet include trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

Financial instruments are initially measured at fair value when the company becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the company has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
2.6    Summary of significant accounting policies (continued)

Financial instruments (continued)

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.
On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are subsequently measured at carrying value which is deemed to be fair value as they have a short-term maturity.

Cash which is subject to legal or contractual restrictions on use is classified separately.

Financial liabilities

Financial liabilities are subsequently measured at amortised cost, using the effective interest rate method.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
2006
Unaudited
2005
Unaudited
2004
US$
3
Revenue
Product sales 214,500,620 110,251,425 98,713,215
4
Operating profit
Operating profit is arrived at after taking account of :
Cost of sales
Royalties 12,995,391 6,608,098 5,914,768
Amortisation of property, plant and equipment (note 7) 39,381,404 22,925,663 25,206,260
Auditors’ remuneration
- Statutory audit fees 32,669 17,891 47,030
- External audit – audit fees 326,558 56,851 62,739
Contributions to Malian State social security fund 936,123 965,783 902,783
Legal fees 15,045 10,505 10,157
Remuneration other that to employees
- operating leases 40,948,998 35,831,851 33,419,089
- management fees 2,145,006 1,102,294 987,133
- other contractors 3,621,338 4,479,024 5,541,676
Salaries, wages and benefits 5,175,254 4,750,700 5,879,176
Provision for obsolete consumable stores 757,951 - -
Consumable stores 17,904,444 11,747,823 15,248,347
Inventory movement (6,222,362) 10,774,414 (13,445,612)
Deferred stripping adjustment (5,235,475) (16,876,563) 3,227,218
Other cash operating expenses 3,501,246 4,162,809 5,584,138
Other operating expenses
- other 896,162 - 112,279
5
Special impairments of indirect taxes receivable and special expenses for indirect taxes payable
Payment relating to 2000 to 2002 tax audit (note 5.1) - 569,135 -
Impairment of VAT refundable by Government of Mali (note 5.2) 531,017 223,510 -
Payment relating to 2003 / 2004 tax audit (note 5.3) - 787,500 -
Impairment of fuel taxes refundable by Government of Mali (note
5.4)
- 622,000 -
531,017 2,202,145 -
5.1      Payment relating to 2000 to 2002 tax audit
During November 2003, the Malian authorities performed a tax audit of the corporate taxation and various indirect taxes at the company for fiscal years 2000 to 2002. The results of the audit indicated that the Company owed the
Government of Mali F CFA 790 million (US$1.4 million as of December 31, 2004) of various taxes and penalties, which was communicated by way of a formal letter of assessment to the company. According to Malian government officials the main reasons for the additional taxes were:
• withholding taxes payable;
• fringe benefits on certain facilities provided to expatriate employees that should have been taxed differently; and
• different interpretations of the law with respect to VAT payable on interest paid. The company was of the opinion that the indirect tax submissions by the Company were in compliance with applicable laws and regulations.
Without admitting that the tax submissions had been prepared in an incorrect manner in terms of the prevailing laws and regulations, the directors decided to make a payment of F CFA 350 million (US$0.6 million) to the Government of
Mali in order to close this issue and allow management to concentrate on the company's core business. Accordingly, the payment was recorded as a special item rather than as an under provision of prior year taxation. Payment of this amount enabled the company to reach agreement with the Government of Mali on all taxation issues which were in dispute and to establish a protocol for the indirect taxes that were in dispute for the future.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
5.2
Impairment of VAT refundable by Government of Mali
The gross amount of VAT refundable by the Government of Mali amounted to US$11.7 million at December 31, 2005.
Management estimated that only US$11.5 million was recoverable based on previous VAT audits performed by the authorities. Accordingly, an impairment of VAT refundable of US$0.2 million was made. In 2006 an additional impairment of VAT refundable of $0.5 million was made.
5.3
Payment relating to 2003 / 2004 tax audit
During the 2005 financial year, a tax assessment was received for various indirect taxes from the Malian authorities for the 2003 and 2004 fiscal years. Management objected to the assessment as it did not reflect the legal position for the years assessed and thus a dispute arose between the Government of Mali and the company. Without admitting guilt the Company decided to pay the Government of Mali F CFA 446.1 million (US$0.8 million) as agreed by both parties.
5.4
Impairment of fuel taxes refundable by Government of Mali
At 31 December 2005, a gross amount of US$5.7 million relating to fuel taxes was receivable from the Government of
Mali. However, as a result of differences between the company and the Government of Mali, an impairment of
US$0.6 million was made by the Company.
2006
Unaudited
2005
Unaudited
2004
US$
6
Taxation
All pre-tax income and income tax expense is related to operations in Mali. The convention agreement specified that the company will be taxed at 0% until July 2006.
Current tax expense (note 16) 13,282,867 - -
Deferred tax expense (income) (note 10) (744,287) (181,096) -
12,538,580 (181,096) -
A reconciliation of the statutory tax rate to that charged in the income statement is set out in the following table:
% % %
Statutory tax rate in Mali 35.0 35.0 35.0
Disallowable expenses: 0.1 6.6 -
-Net foreign exchange loss (0.1) 1.9 -
-Special impairment of indirect taxes receivable and special expenses for indirect taxes payable
0.2 4.7 -
Effect of tax holiday (21.7) (42.7) (35.0)
Translation (loss) / gain on current and deferred tax (0.2) - -
Effective tax rate 13.2 (1.1) -

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
Mine
development
costs
Work in
progress
Mine infra-
structure
Total
US$
US$
US$
US$
7.1
Property, plant and equipment at
December 31, 2006
Cost
Balance at January 1, 2006 78,759,214 70,083 86,061,999 164,891,296
Additions 705,112 1,038,070 842,820 2,586,002
Disposals - - (708,707) (708,707)
Transfers & other movements 4,814,534 109,167 936,863 5,860,564
Balance at December 31, 2006 84,278,860 1,217,320 87,132,975 172,629,155
Accumulated amortisation
Balance at January 1, 2006 43,559,660 - 49,080,754 92,640,414
Amortisation for the year 13,084,715 - 26,296,689 39,381,404
Disposals - - (182,759) (182,759)
Balance at December 31, 2006 56,644,375 - 75,194,684 131,839,059
Carrying amount at December 31, 2006
27,634,485
1,217,320
11,938,291
40,790,096
Mine
development
costs
Work in
progress
Mine infra-
structure
Total
US$
US$
US$
US$
Property, plant and equipment at December
31, 2005 (Unaudited)
Cost
Balance at January 1, 2005 62,679,979 3,289,607 65,389,829 131,359,415
Additions 602,683 683,290 6,245,110 7,531,083
Disposals - - (797,330) (797,330)
Transfers & other movements 15,476,552 (3,902,814) 15,224,390 26,798,128
Balance at December 31, 2005 78,759,214 70,083 86,061,999 164,891,296
Accumulated amortisation
Balance at January 1, 2005 33,460,010 - 36,254,739 69,714,749
Amortisation for the year 10,099,650 - 12,826,015 22,925,665
Disposals - - - -
Transfers & other movements - - - -
Balance at December 31, 2005 43,559,660 - 49,080,754 92,640,414
Carrying amount at December 31, 2005
35,199,554
70,083
36,981,245
72,250,882
Included within the net book value of Mine Development costs is US$23.6 million (2005: US$ 18.4 million) of capitalised stripping costs.
2006
Unaudited
2005
US$
8
Inventories
Non-current portion of inventories
Ore stockpiles - 4,138,853
Current portion of inventories
Ore stockpiles 11,479,030 2,072,322
Gold bullion 760,511 1,326,407
Gold-in-process 9,218,478 7,698,074
Consumable stores
5,009,116 5,057,052
Consumable stores 5,767,067 5,057,052
Less: adjustment for obsolete and slow-moving items (757,951) -
Total current inventory 26,467,135 16,153,855
Total inventories 26,467,135 20,292,708

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
2006
Unaudited
2005
US$
9
Trade and other receivables
Related party receivables
– AngloGold Ashanti Mali S.A. - 164
– Société des Mines d’Or de Sadiola S.A. 262 55,198
– Rand Refinery 3,926,803 3,247,206
3,927,065 3,302,568
Vat refundable by Government of Mali (note 5.2 and 20.2.1) 20,204,542 10,787,550
Prepaid expenses 59,790 203,403
Refundable tax on fuel by Government of Mali (note 5.4 and 20.2.2) 3,431,930 4,784,000
Other 693,789 797,270
Total current and non-current trade and other receivables 28,317,116 19,874,791
Less: non-current portion of amounts refundable by Government of Mali 15,005,298 3,656,449
Total current trade and other receivables 13,311,818 16,218,342
10     Deferred taxation
The deferred taxation asset / (liability) relating to temporary differences is made up as follows:
- Property, plant and equipment (6,382,235) (2,501,844)
- Non-current provisions 5,077,272 2,587,443
- Inventory 137,570 94,263
- Present value adjustment on indirect taxes receivable 580,205 1,234
- Current provisions 1,512,571 -
925,383
181,096
The movement on the net deferred tax asset is as follows:
Balance at beginning of year 181,096 -
Deferred tax income (note 6) 744,287 181,096
Balance at end of year 925,383 181,096
11    Cash and cash equivalents
Malian bank balances 1,240,077 439,773
London and South African bank balances 25,959,503 12,043,017
Petty cash 12,223 8,901
27,211,803 12,491,691
12     Provisions
Environmental rehabilitation obligation
Balance at beginning of year 13,799,939 5,654,237
Unwinding of obligation 689,997 169,628
Change in estimate 1,643,176 7,976,074
Utilised during the year (1,626,621) -
Balance at end of year 14,506,491 13,799,939
Employee long service obligation
Balance at beginning of year
939,691 686,299
Unwinding of obligation - 20,589
Change in estimate (939,691) 232,803
Balance at end of year -
939,691
Total provisions 14,506,491 14,739,630
Assumptions applicable to all provisions
Estimated gross future environmental rehabilitation costs US$16.2 million US$15.2 million
Estimated gross future employee long service costs - US$0.9 million
Discount rate 5% 3%
Inflation rate 2.25% 2.25%
Average cash flow period 8 years 8 years

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
The average cash flow period is based on the current estimate of the time necessary to fulfil all obligations, which is subject to revision annually. The estimated gross future costs are based on management's best estimates at December 31, 2006, and are also subject to revision annually. The change in estimate arises due to the change in the assumption of the discount rate applicable and a change in the estimate of the gross future costs.

Malian Government social security fund
The company and all employees contribute to the Malian Government social security fund. On retirement, the Malian employees are entitled to a retirement benefit from the fund. The fund reimburses expatriate employees only their own contributions made to the fund. Accordingly, there is no obligation for defined employee benefits. The company's contributions to the Malian Government social security fund are disclosed in note 4.
2006
Unaudited
2005
US$
13
Interest-bearing loans
13.1
Summary of interest-bearing loans
Stockholders subordinated loans - 51,197,599
- Government of Mali - 1,532,203
- Sadiola Exploration Limited - 49,665,396
Investec Bank - 1,193,952
Total interest-bearing loans - 52,391,551
Less: current portion included in current liabilities - (52,391,551)
Non-current portion - -
The stockholders subordinated loans were denominated in US dollars and interest accrued at a LIBOR dollar rate plus 2%. The loans were fully repaid in 2006.
The Investec loan was denominated in US dollars and interest accrued at a nominal annual rate (compounded semi-annually) of 6.5% calculated on the daily balance of the total outstanding on the basis of a 360-day year. The loan was fully repaid in 2006.
13.2
Interest-bearing loans repaid
Balance at beginning of year (52,391,551) (77,079,153)
Balance at end of year - 52,391,551
Amount repaid (52,391,551) (24,687,602)
14
Trade and other payables
Related party payables
– AngloGold Ashanti Limited 222,632 106,016
– AngloGold Ashanti Mali S.A. 446,404 45,156
– Société d’Exploitation des Mines d’Or de Sadiola S.A. 381,698 216,019
– Anglo American Plc - 1,698
1,050,734 368,889
Accruals 6,381,889 7,579,117
Trade and other payables 9,559,256 2,862,792
16,991,879 10,810,798

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
2006
Unaudited
2005
Unaudited
2004
US$
15
Dividend paid
Amount outstanding at beginning of year - - -
Dividends declared during the year 51,000,000 - -
Less: amount outstanding at end of year - - -
Dividends paid 51,000,000 - -
16
Income tax paid
Amount payable / (receivable) at beginning of year - - -
Current tax expense (note 6) 13,282,867 - -
Translation difference 489,759 - -
Amount receivable / (payable) at end of year (13,320,163) - -
Income tax paid 452,463 - -
2006
Unaudited
2005
US$
17
Contractual commitments and contingencies
17.1
Operating leases
At December 31, 2006, the company was committed to making the following minimum payments in respect of operating leases for amongst other, hire of plant and equipment.
Expiry within:
- One year 8,487,894 3,798,799
These balances are calculated based on the minimum rentals due in terms of the contract up to and including the expiry date (October 2007) or minimum notice period (six months), whichever is the lesser. The contract does not provide for guaranteed escalations. The company has no other restrictions on any of its leasing arrangements.
17.2
Capital commitments
Contracted for 5,694,800 7,173,397
Not contracted for 3,282,647 -
Total authorised by the directors 8,977,447 7,173,397
The proposed capital expenditure for mine infrastructure will be financed from cash resources generated by operating activities of the company.
17.3
The company is subject to and pays taxes in Mali. Some of these taxes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due.
The tax rules in Mali are complex and subject to interpretation. From time to time the company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the company’s business conducted in Mali. Management believes based on information currently to hand that no such tax contingencies exist, and as assessments are completed, the company will make appropriate adjustments to those estimates used in determining amounts due. The ultimate outcome cannot be presently determined.
18
Ordinary stock
Authorised and issued: ordinary par value stock with a nominal value of F CFA 10 000 (US$14.513) each.
Held by:

Number of
outstanding
stock in issue
2006
2005
US$
Sadiola Exploration Ltd 794 11,523 11,523
NF Nicolau 1 14.5 14.5
J McCombe 1 14.5 14.5
M Diallo 1 14.5 14.5
GA Edey 1 14.5 14.5
FRL Neethling 1 14.5 14.5
AW Mbugua 1 14.5 14.5
Government of the Republic of Mali 200 2,903 2,903
1,000 14,513 14,513

Société d’Exploitation des Mines d’Or de Yatela S.A
.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006

19
Related parties
19.1
Identity of related parties
The stockholders of the company are disclosed in note 18. Entities within the AngloGold Ashanti group and with which the company has transacted, are listed in note 19.2. The directors of the company are listed below:
NF Nicolau (Chairman) (South African)
JF Conway (Canadian)
(resigned April 27, 2006)
J McCombe (Canadian)
(appointed April 27, 2006)
M Diallo (Malian)
GA Edey (Canadian)
FRL Neethling (South African)
AW Mbugua (Kenyan)
S Malé (Malian)
W Diawara (Malian)
19.2
Material related party transactions
Material related party
transactions are as
follow:
Transactions
with related
parties
Net
amounts
due
by/(owed
to) related
parties
(notes 9&
14)
Transactions
with related
parties
Net amounts
due by/(owed
to) related
parties
(notes 9& 14)
Transactions
with related
parties
Net amounts
due by/(owed
to) related
parties
2006
Unaudited 2005
Unaudited 2004
US$
AngloGold Ashanti Mali
S.A
3,447,035
(446,404)
2,150,765
(44,992)
2,106,463
(13,188)
Société des mines de
Morila S.A (Morila)
1,673
-
2,082
(22)
-
1,679
Société d’Exploitation
des Mines d’Or de
Sadiola S.A. Sadiola)
2,865,379
(381,436)
3,100,621
(160,821)
4,649,137
(230,671)
AngloGold Ashanti
Limited
1,089,223
(222,632)
1,201,062
(106,016)
2,039,452
(55,298)
Rand Refinery Limited
(214,136,050)
3,926,803
(110,021,719)
3,247,206
(52,257,185)
2,866,725
Sadiola Exploration
Limited
1,111,147
-
3,587,294
(49,665,396)
2,448,927
(71,301,091)
Key management
personnel remuneration
674,485
-
553,506
-
378,818
-
- Salary
619,860
-
485,779
-
340,575
-
- Performance related
payments
16,995
-
21,343
-
10,880
-
- Pension Scheme
Contributions
26,158
-
46,384
-
27,363
-
-Other Benefits
11,472
-
-
-
-
-
AngloGold Ashanti Mali S.A. is a service organisation within the AngloGold Ashanti company and, accordingly, provides management services to the company. Included in transactions with AngloGold Ashanti Mali S.A. are management fees paid by the Company of US$2,145,006 (2005: US$1,102,294 and 2004: US$987 132) (refer note 4).
Morila and Sadiola are fellow subsidiaries to the company, also located in Mali. Yatela shares certain employees with
Sadiola, as well as the elution and smelting of the gold production process. The company incurs only ad hoc transactions with Morila.

Rand Refinery Limited is a subsidiary company within the AngloGold Ashanti group. The company has entered into contractual agreements with Rand Refinery Limited for the provision of all services required for the collection, transport, refining and purchase of the doré bars produced by the company. Included in transactions with Rand Refinery Limited are sales by the company of US$214.5 million (2005: US$110.3 million and 2004: US$52.4 million) and purchases by the company of US$0.4 million (2005: US$0.2 million and 2004: US$0.1 million).
20
Risk management activities
In the normal course of its operations, the company is exposed to, inter alia, gold price, currency and credit risks. The company did not acquire, hold or issue derivatives for trading purposes. The company follows the following risk management processes to manage these risks.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2004, 2005 and 2006
20.1
Gold price risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The company does not hedge against the effects of fluctuations in the gold price.
20.2
Credit risk
Credit risk arises from the risk that a counter party may default or not meet its obligations in a timely manner.
The company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter parties. Although the company sells gold to only one counter party, the company does not believe that this concentration of credit results in significant credit risk as the majority of proceeds are received within two working days of the gold leaving the mine. There is however a concentration of credit risk with respect to various taxes receivable from the Malian State. These taxes and the measures taken to ensure recoverability thereof are discussed in note 5, note 9 and below.
20.2.1     Vulnerability from concentrations of VAT refundable by the Government of Mali
Value added taxes receivable from the Government of Mali amounts to US$21.7 million at 31 December 2006
(31 December 2005: US$11.5 million). VAT is refundable from the government in F CFA. The last audited VAT return was for the period ended March 31, 2006 and at December 31, 2006 US$13.4 million (2005: US$7.5 million) is still outstanding and US$8.3 million (2005: US$ 4.0 million) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits. The Government of Mali is a shareholder in the company and protocol agreements were signed on July 5,
2006. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006.
Certain amounts are expected to be received after 12 months of the balance sheet date and are classified as non-
current accordingly. These amounts provided for have been discounted to their present value at a rate of 5% per annum.
20.2.2     Vulnerability from concentrations of refundable tax on fuel by the Government of Mali
Fuel duties receivable from the Government of Mali amounts to US$3.6 million at 31 December 2006 (31 December
2005: US$4.3 million). Fuel duties are paid on receipt of the fuel supply and are refundable in F CFA, requiring the claim to be submitted before January 31 of the following year, and are subject to authorisation by firstly the
Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved US$1.3 million (2005: US$3.2 million) which is still outstanding, whilst US$2.3 million (2005:
US$1.1 million) is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. The
Government of Mali is a shareholder in the company and protocol agreements have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006. With effect from
February 2006, fuel duties are no longer payable to the Government of Mali. These amounts provided for have been discounted to their present value at a rate of 5% per annum.
20.3
Currency risk
Since the functional currency of the company is US Dollars, currency risk is incurred primarily as a result of purchases made in other currencies, such as the Euro, South African Rand and the Franc de la Communauté
Financière d'Afrique (F CFA). The company does not use derivatives to hedge foreign currency transactions.
20.4
Fair values of financial instruments
The estimated fair values of current financial instruments are determined based on relevant market information.
These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company’s current financial instruments as at December 31, 2006 approximates the carrying amount of such financial instruments as reflected in the balance sheet.
US$15.0 million, included in non-current trade and other receivables, relates to VAT and fuel duties which are expected to be refunded during the 2008 financial year. The fair value of this receivable approximates its carrying amount. All other amounts are expected to be recoverable or payable within the 2007 financial year.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the year ended December 31, 2004, 2005 and 2006
21.
Reconciliation between IFRS and US GAAP

The following table summarises the effect on net profit and stockholders’ equity of significant differences between
International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United
States of America (US GAAP) as of and for the years ended December 31 :
Notes
2006
Unaudited
2005
Unaudited
2004
US$
Income statement information
Net profit as per IFRS 82,743,811 16,636,001 7,498,116
US GAAP adjustments:
Deferred tax thereon 21.1 1,549,662 - -
Amortisation of exploration costs capitalised under IFRS 21.1 5,582,674 3,770,334 4,435,673
Deferred tax thereon (942,000) - -
Deferred tax adjustment relating to translation differences 21.2 (856,756) - -
Deferred stripping adjustment 21.3 (4,981,290) - -
Deferred tax thereon 1,743,452 - -
Net profit as per US GAAP 84,839,553 20,406,335 11,933,789
Balance sheet information
Stockholders' equity as per IFRS 78,893,000 47,149,189 30,513,189
US GAAP adjustments:
Exploration costs capitalised under IFRS 21.1 (25,751,336) (25,751,336) (25,751,336)
Deferred tax thereon 1,549,662 - -
Amortisation of exploration costs capitalised under IFRS 21.1 24,015,160 18,432,486 14,662,152
Deferred tax thereon (942,000) - -
Deferred tax adjustment relating to translation differences 21.2 (856,756) - -
Deferred stripping adjustment 21.3 (17,360,880) - -
Deferred tax thereon 6,076,309 - -
Stockholders’ equity as per US GAAP 65,623,159 39,830,339 19,424,005

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the year ended December 31, 2004, 2005 and 2006
21.1
Exploration costs capitalised under IFRS and the amortisation thereof

Under IFRS, certain exploration drilling costs were capitalised in line with the accounting policy. Under US GAAP, similar costs can be capitalised only once a bankable feasibility study has been obtained to support the existence of proved and probable reserves within the area.

Exploration costs capitalised under IFRS are amortised on a units-of-production method. Under US GAAP, the accumulated amortisation should be reversed.
The application of US GAAP would have resulted in an increase in net profit of US$6.2 million (2005: US$3.8 million and 2004: US$4.4 million) and a decrease in stockholders’ equity of US$1.1 million (2005: US$7.3 million and 2004:
US$11.0 million).
21.2
Deferred tax adjustment relating to translation differences

Under IFRS, all carrying amounts used in the computation of deferred tax are translated from US Dollars into the local tax paying currency at a closing rate of exchange, while under US GAAP, non-monetary carrying amounts are translated at their historical rates of exchange.

The application of US GAAP would have resulted in a decrease in net profit of US$0.7 million (2005: nil and
2004: nil) and a decrease in stockholders’ equity of US$0.7 million (2005: nil and 2004: nil).
21.3
Deferred stripping adjustment
Under IFRS stripping costs incurred during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and results in capitalization of such stripping costs (deferred stripping) as part of mining assets.

Prior to January 1, 2006, the above policy also applied under US GAAP.

Under US GAAP, as from January 1, 2006, Emerging Issues Task Force (“EITF”) Issue 04-6, “Accounting for
Stripping Costs in the Mining Industry” addresses the accounting for stripping costs incurred during the production phase of a mine and that post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.
The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated.
The application of US GAAP would have resulted in a decrease in net profit of US$3.2 million (2005: nil and
2004: nil) and a decrease in stockholders’ equity of US$11.3 million (2005: nil and 2004: nil).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ANGLOGOLD ASHANTI LIMITED
/s/ Srinivasan Venkatakrishnan
Name:   Srinivasan Venkatakrishnan
Title:
Chief Financial Officer
Date:     July 6, 2007.