Form 20-F
ANGLOGOLD ASHANTI LTD
filed 2008-05-19
CIK 1067428

As filed with the Securities and Exchange Commission on May 19, 2008
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2007
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
277,457,471
E Ordinary Shares of 25 ZAR cents each
4,140,230
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
Yes No

Table of contents
Page
Presentation of information
4
Certain forward-looking statements
5
Glossary of selected terms
                      Mining terms
6
Financial terms
9
` Currency 9
Abbreviations 10
Part I:
Item 1:
Identity of directors, senior management and advisors 11
Item 2:
Offer statistics and expected timetable 11
Item 3:           Key information
3A. Selected financial data 11
3B.       Capitalization and indebtedness
15
3C. Reasons for the offer and the use of proceeds 15
3D.       Risk factors
15
Item 4:
Information on the company
4A.       History and development of the company
30
4B.       Business overview
35
4C.       Organizational structure
104
4D. Property, plants and equipment 104
Item 4A:
Unresolved staff comments 104
Item 5:
Operating and financial review and prospects
5A.       Operating results
106
5B. Liquidity and capital resources 135
5C. Research and development, patents and licenses, etc 150
5D.       Trend information
150
5E. Off-balance sheet arrangements 150
5F. Tabular disclosure of contractual obligations 151
Item 6:
Directors, senior management and employees
6A. Directors and senior management 152
6B.       Compensation
157
6C.       Board practices
162
6D.       Employees
167
6E.       Share ownership
169
Item 7:
Major shareholders and related party transactions 173
7A.       Major shareholders
174
7B. Related party transactions 175
7C. Interests of experts and counsel 176

Item 8:           Financial information
8A. Consolidated financial statements and other financial information
Legal proceedings 177
Dividend policy 178
8B.       Significant changes 178
Item 9:
The offer and listing
9A.
Offer and listing details 179
9B. Plan of distribution 179
9C.       Markets 180
9D.       Selling  shareholders 180
9E.       Dilution 180
9F. Expenses of the issue 180
Item 10:         Additional information
10A.     Share  capital 181
10B.     Memorandum and articles of association 182
10C.     Material contracts 196
10D.     Exchange controls 196
10E.     Taxation 197
10F.     Dividends and paying agents 201
10G.    Statement by experts 201
10H.     Documents on display 201
10I.      Subsidiary information 201
Item 11:
Quantitative and qualitative disclosures about market risk
202
Item 12:
Description of securities other than equity securities                                                                            209
Part II:
Item 13:
Defaults, dividend arrearages and delinquencies 210
Item 14:
Material modifications to the rights of security holders and use of proceeds 211
Item 15:        Controls and procedures
212
Item 16A:
Audit committee financial expert
214
Item 16B:
Code of ethics
214
Item 16C:
Principal accountant fees and services
214
Item 16D:
Exemptions from the listing standards for audit committees
215
Item 16E:
Purchases of equity securities by the issuer and affiliated purchasers                                             215
Part III:
Item 17:
Financial statements 216
Item 18:        Financial statements
F- pages
Item 19:
Exhibits

Presentation of information
AngloGold Ashanti Limited
In this annual report on Form 20-F, references to AngloGold or AngloGold Ashanti, the company and the group, are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.
US GAAP financial statements
The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31,
2007, 2006 and 2005 and as at December 31, 2007 and 2006 have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).
IFRS financial statements
As a company incorporated in the Republic of South Africa, AngloGold Ashanti also prepares annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial
Reporting Standards (IFRS). These financial statements (referred to as IFRS statements) are distributed to shareholders and are submitted to the JSE Limited (JSE), as well as the London, New York, Australian and Ghana stock exchanges and Paris and Brussels bourses and are submitted to the US Securities and Exchange Commission (SEC) on Form 6-K.
Currency
AngloGold Ashanti presents its consolidated financial statements in United States dollars.
In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to
US dollars, dollar or $ are to the lawful currency of the United States, references to € are to the lawful currency of the European
Union, references to C$ are to the lawful currency of Canada, references to ARS and peso are to the lawful currency of
Argentina, references to AUD and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of
Brazil and references to GHC, cedi or ¢ are to the lawful currency of Ghana.
See “Item 3A.: Selected financial data – Exchange rate information” for historical information regarding the noon buying rate in the City of New York for cable transfers in rands as certified for customs purposes by the Federal Reserve Bank of New York.
On May 15, 2008 the noon buying rate was R7.5975/$1.00.
Non-GAAP financial measures
In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” which have been determined using industry guidelines and practices promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of selected terms – Financial terms – Total cash costs” and –
“Total production costs” and “Item 5A.: Operating results – Total cash costs and total production costs”.
Shares and shareholders
In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

Certain forward-looking statements
Certain statements contained in this document, other than statements of historical fact, contain forward-looking statements regarding AngloGold Ashanti's operations, economic performance or financial condition, including, without limitation, those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding spot and received gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation proceedings.
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
Cut-off Grade (Surface Mines)
The minimum grade at which a unit of ore will be mined and treated to achieve a desired economic outcome.
Depletion
The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development
The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.
Diorite
An igneous rock formed by the solidification of molten material (magma).
Doré
Impure alloy of gold and silver produced at a mine to be refined to a higher purity, usually consisting of 85 percent gold on average.
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
Mineral deposit
A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the Earth’s crust.
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
Probable Reserve
Ore Reserves for which quantity and grade are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserves, is high enough to assume continuity between points of observation.
Productivity
An expression of labor productivity based on the ratio of grams of gold produced per month to the total number of employees in underground mining operations.
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
Stoping
The process of excavating ore underground.
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
Capital expenditure
Total capital expenditure on tangible assets.
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
Total cash costs
Total cash costs include site costs for all mining, processing and onsite administration, reduced by contributions from by-
products and are inclusive of royalties and production taxes. Depreciation, depletion and amortization, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
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
Currencies
$, US$ or dollar United States dollars
ARS                                      Argentinean peso
A$ or AUD Australian dollars
BRL                                       Brazilian real
€ or Euro European Euro
C$                                         Canadian dollars
CHF                                       Swiss francs
GHC, cedi or ¢ Ghanaian cedi
HKD Hong Kong dollar
N$ or NAD Namibian dollars
Tsh                                        Tanzanian Shillings
ZAR, R or rand South African rands

Abbreviations
ADS
American Depositary Share
ADR                                American Depositary Receipt
ASX
Australian Stock Exchange
bn                                   Billion
capex                             Capital expenditure
CDI
Chess Depositary Interests
CLR
Carbon Leader Reef
FCFA
Francs Communauté Financiére Africaine
FIFR
Fatal injury frequency rate per million hours worked
g                                     Grams
g/t
Grams per tonne
g/TEC
Grams per total employee costed
GhDS
Ghanaian Depositary Share
GhSE
Ghana Stock Exchange
JORC
Australasian Code for Reporting Exploration results, Mineral Resources and Ore Reserves
JIBAR
Johannesburg interbank agreed rate
JSE
JSE Limited (the stock exchange in Johannesburg, South Africa)
King Code
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
NPSE
Normal Purchase Normal Sales Exemption
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
Item 2: Offer statistics and expected timetable
Not applicable.
Item 3: Key information
3A.
Selected financial data
The selected financial information set forth below for the years ended December 31, 2005, 2006 and 2007 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report.
The selected financial information for the years ended December 31, 2003 and 2004 and as at December 31, 2003 and 2004
has been derived from the US GAAP financial statements not included in this annual report.

Year ended December 31,
2003
(1)(2)(3)
2004
(4)(5)
2005
2006          2007
(6)
$                    $
$
$
$
(in millions, except share and per share amounts)
Consolidated statement of income
Sales and other income 1,670 2,151 2,485 2,715 3,095
Product sales
(7)
1,641 2,096 2,453 2,683 3,048
Interest, dividends and other 29 55 32 32 47
Costs and expenses 1,329 2,176 2,848 2,811 3,806
Operating costs
(8)
1,135 1,517 1,842 1,785 2,167
Royalties 11 27 39 59 70
Depreciation, depletion and amortization 247 445 593 699 655
Impairment of assets 75 3 141 6 1
Interest expense 28 67 80 77 75
Accretion expense 2 8 5 13 20
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other (55) (14) (3) (36) 10
Mining contractor termination costs - - 9 - -
Non-hedge derivative (gain)/loss (114) 123 142 208 808
Income/(loss) from continuing operations before income tax
equity income, minority interests and cumulative effect of
accounting change
341 (25) (363) (96) (711)
Taxation (expense)/benefit (143) 132 121 (122) (118)
Minority interest (17) (22) (23) (29) (28)
Equity income in affiliates 71 23 39 99 41
Income/(loss) from continuing operations before cumulative
effect of accounting change
252 108 (226) (148) (816)
Discontinued operations (2) (11) (44) 6 2
Income/(loss) before cumulative effect of accounting change 250 97 (270) (142) (814)
Cumulative effect of accounting change (3) - (22) - -
Net income/(loss) – applicable to common stockholders 247 97 (292) (142) (814)
Basic earnings/(loss) per common share (in $)
(9)
From continuing operations 1.13 0.43 (0.85) (0.54) (2.93)
Discontinued operations (0.01) (0.04) (0.17) 0.02 0.01
Before cumulative effect of accounting change 1.12 0.39 (1.02) (0.52) (2.92)
Cumulative effect of accounting change (0.01) - (0.08) - -
Net income/(loss) – applicable to common stockholders 1.11 0.39 (1.10) (0.52) (2.92)
Diluted earnings/(loss) per common share (in $)
(9)
From continuing operations 1.13 0.42 (0.85) (0.54) (2.93)
Discontinued operations (0.01) (0.04) (0.17) 0.02 0.01
Before cumulative effect of accounting change 1.12 0.38 (1.02) (0.52) (2.92)
Cumulative effect of accounting change (0.01) - (0.08) - -
Net income/(loss) – applicable to common stockholders 1.11 0.38 (1.10) (0.52) (2.92)
Dividend per common share (cents) 133 76 56 39 44

As at December 31,
2003
(1)(2)(3)
2004
(4)(5)
2005                2006
2007
(6)
$
$
$
$
$
(in millions, except share and per share amounts)
Consolidated balance sheet data (as at period end)
Cash and cash equivalents and restricted cash
479 302 204 482 514
Other current assets
822 1,115 1,197 1,394 1,599
Property, plants and equipment, deferred stripping, and
acquired properties, net
3,037 6,654 6,439 6,266 6,807
Goodwill and other intangibles, net
226 591 550 566 591
Materials on the leach pad (long-term)
7 22 116 149 190
Other long-term assets, derivatives, deferred taxation
assets and other long-term inventory
772 712 607 656 680
Total assets
5,343 9,396 9,113 9,513 10,381
Current liabilities
1,116 1,469 1,874 2,467 3,795
Provision for environmental rehabilitation
124 209 325 310 394
Deferred taxation liabilities
789 1,518 1,152 1,275 1,345
Other long-term liabilities, and derivatives
1,194 2,295 2,539 2,092 2,232
Minority interest
52 59 60 61 63
Stockholders’ equity
2,068 3,846 3,163 3,308 2,552
Total liabilities and stockholders’ equity
5,343 9,396 9,113 9,513 10,381
Capital stock (exclusive of long-term debt and
redeemable preferred stock)
9 10 10 10 10
Number of common shares as adjusted to reflect
changes in capital stock
223,136,342 264,462,894 264,938,432 276,236,153 277,457,471
Net assets
2,120 3,905 3,223 3,369 2,615
(1)
Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003. See “Item 4A.: History and development of the company”.
(2)
Excludes the Gawler Craton Joint Venture sold with effect from June 6, 2003. See “Item 4A.: History and development of the company”.
(3)
Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003. See “Item 4A.: History and development of the company”.
(4)
Includes the results of operations and financial condition of Ashanti as of April 26, 2004. See “Item 4A.: History and development of the company”.
(5)
Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004. See “Item 4A.: History and development of the company”.
(6)
Includes the acquisition of 15 percent minority interest acquired in the Iduapriem and Teberebie mine with effect from September 1, 2007. See “Item 4A.:
History and development of the company”.
(7)
Product sales represent revenue from the sale of gold.
(8)
Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.
(9)
The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements “(loss)/earnings per common share”. Amounts reflected exclude E Ordinary shares.

Annual dividends
The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. In respect of 2007, AngloGold Ashanti’s board of directors declared an interim dividend of 90 South African cents per ordinary share on July 30, 2007, with a record date of August 24, 2007, and a payment date of September 10, 2007, and a final dividend of 53 South African cents per ordinary share on February 6, 2008, with a record date of February 29, 2008 and a payment date of March 17, 2008.
Interim
Final
Total
Interim
Final
Total
Year ended December 31
(South African cents per ordinary share)
(US cents per ordinary share
(1)
)
2003                                                             375 335 710 50.73 49.82 100.55
2004                                                             170 180 350 25.62 30.37 55.99
2005                                                             170 62 232 26.09 9.86 35.95
2006                                                             210 240 450 29.40 32.38 61.78
2007                                                               90 53 143 12.44 6.60 19.04
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
Exchange rate information
The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in New
York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On May 15, 2008, the noon buying rate between South African rands and US dollars was R7.5975/$1.00.
Year ended December 31
High
Low
Year end
Average
(1)
2003 9.05                     6.26                      6.70                7.42
2004 7.31                     5.62                      5.65                6.39
2005 6.92                     5.64                      6.33                6.35
2006 7.94                     5.99                      7.04                6.81
2007 7.49                     6.45                       6.81               7.03
2008
(2)
8.21 6.74
–
                 7.60
(1)
The average of the noon buying rates on the last business day of each month during the year.
(2)
Through May 15, 2008.

Exchange rate information for the months of
High
Low
October 2007 6.91                            6.49
November 2007 7.00                            6.45
December 2007 7.04                            6.66
January 2008 7.45                            6.74
February 2008 7.89                            7.41
March 2008 8.21                            7.76
April 2008 8.02                            7.53
May 2008
(1)
7.72                            7.51
(1)
Through May 15, 2008.
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
•     gold hedging and de-hedging by gold producers;
•     global or regional political or economic events; and
•     costs of gold production in major gold-producing nations in which the company has operations, such as South Africa, the
United States and Australia.
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
Year                                                                                  High
Low
Average
1998
314                                                  273                                                  287
1999
340                                                  252                                                  278
2000
317                                                  262                                                  279
2001
298                                                  253                                                  271
2002
347                                                  278                                                  310
2003
417                                                  320                                                  364
2004
456                                                  371                                                  410
2005
538                                                  412                                                  445
2006
725                                                  525                                                  604
2007
845                                                  602                                                  697
2008
(1)
1,023
840
913
Source of data: Metals Week, Reuters and London Bullion Market Association
.
(1)
Through May 15, 2008.
On May 15, 2008, the afternoon fixing price of gold on the London Bullion Market was $866.25 per ounce.
In addition to the spot price of gold, a portion of AngloGold Ashanti’s gold sales is determined at prices in accordance with the various hedging contracts that it has entered into, or may enter into, with various gold hedging counterparts.
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
AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increases by approximately $0.61 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.
Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.
Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable. AngloGold Ashanti has no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in its mining activities.
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

In particular, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables like tires for mobile mining equipment, underground support, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, the company has experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumables and equipment result in delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to develop mining operations.
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
Uncertainty and cost of mineral exploration and acquisitions
Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to establish the presence, and quantify the extent and grades (metal content) of mineralized material through exploration drilling;
determine appropriate metallurgical recovery processes to extract gold from the ore; estimate Ore Reserves; undertake feasibility studies and estimate the technical and economic viability of the project; and construct, renovate or expand mining and processing facilities.
Once gold mineralization is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.
AngloGold Ashanti evaluates from time to time the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore Reserves. In addition, there is intense competition for the acquisition of attractive mining properties.
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
These estimates are based on assumptions regarding: future gold, other metal and uranium prices; anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed; anticipated recovery rates of gold, and other metals and uranium from the ore; anticipated capital expenditure and cash operating costs; and the required return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel that are consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine.

In addition to those discussed above these uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labor, power, water and transportation facilities; the availability and cost of appropriate smelting and refining arrangements; the need to obtain necessary environmental and other governmental permits and the timing of those permits; and the availability of funds to finance construction and development activities.
The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, AngloGold Ashanti’s future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. The shortage of skilled labor may also impede exploration and development projects.
Ore Reserve estimation risks
AngloGold Ashanti undertakes annual revisions to its Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and exchange rates. Ore Reserve estimates are not precise calculations and are dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. These factors may result in reductions in its Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of AngloGold Ashanti’s mining asset base and, as a result, have an adverse effect upon the market price of AngloGold Ashanti’s ordinary shares and ADSs.
Production or mining industry risks
Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:
·   environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
·   industrial accidents;
·   underground fires;
·   labor disputes;
·   activities of illegal or artisanal miners;
·   electrical power interruptions;
·   encountering unexpected geological formations;
·   unanticipated ground and water conditions;
·   unanticipated increases in gold lock-up and inventory levels at the company’s heap-leach operations;
·   fall-of-ground accidents in underground operations;
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
Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimizing the incidence and impact of seismic activity, seismic events have in the past, and may in the future, cause the death of, or personal injury to, miners and other employees, as well as the loss of mining equipment, damage to or destruction of mineral properties or production facilities, production disruptions, monetary losses, environmental damage and potential legal liabilities, both within South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on AngloGold Ashanti’s operational results and its financial condition. For example, in the fourth quarter of 2007, AngloGold Ashanti encountered unanticipated delays and a shortfall in production of approximately
55,000 ounces as a result of these events.

Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.
As a consequence of public concern about the perceived ill effects of economic globalization, business generally and in particular large multinational corporations such as AngloGold Ashanti, face increasing public scrutiny of their activities.
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
The South African Department of Minerals and Energy has embarked on an audit strategy with the objective of helping mines to develop programs to improve health and safety. Audits have been conducted and in a number of working places compliance stoppages have occurred. These instances have had a short-term adverse impact on gold production. Future stoppages could have a similar negative impact on production.
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
AngloGold Ashanti’s reported financial condition could be adversely affected as a result of the need to fair value all of its hedge contracts.
AngloGold Ashanti currently uses gold hedging instruments to fix the selling price of a portion of its anticipated gold productionand to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.
A significant number of AngloGold Ashanti’s forward sales contracts are not treated as derivatives and fair valued on the financial statements as they fall under the normal purchase normal sales exemption (NPSE). Should AngloGold Ashanti fail to settle these contracts by physical delivery, then it may be required to account for the fair value of a portion of, or potentially all of, the existing contracts in the financial statements. This could adversely affect AngloGold Ashanti’s reported financial condition.
AngloGold Ashanti intends to significantly reduce its gold hedging position following a proposed
rights offering,
which will substantially reduce its protection against future declines in the market price of gold.
AngloGold Ashanti has traditionally used gold hedging instruments to protect the selling price of some of its anticipated sales against declines in the market price of gold. The use of these instruments has prevented AngloGold Ashanti from fully participating in the significant increase in the market price of gold in recent years. Since 2001 AngloGold Ashanti has has been reducing its hedge commitments through hedge buy-backs (limited to non-hedge derivatives), physical settlement of maturing contracts and other restructurings in order to provide greater participation in a rising gold price environment.
Notwithstanding the steps AngloGold Ashanti has taken to date, its gold hedging position has continued to have a significantly adverse effect upon its financial performance. In order to address this, AngloGold Ashanti intends to procure early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008. This is to be funded by way of a proposed rights offering that is subject to shareholder approval at a general meeting to be held on May 22, 2008. In addition to the settlement of certain contracts during 2008, AngloGold Ashanti intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price of gold beyond 2009. As a result of these measures, AngloGold
Ashanti expects to have substantially less protection against declines in the market price of gold during 2008 and later years compared to 2007. For a description of AngloGold Ashanti’s commodity instruments, see “Item 11.: Quantitative and qualitative disclosures about market risk”.
AngloGold Ashanti faces certain risks and uncertainties in the execution of its planned gold hedge restructuring.
Through the planned gold hedge restructuring, AngloGold Ashanti intends to significantly reduce its gold hedging position by procuring early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008. In addition to the settlement of certain contracts during 2008, AngloGold Ashanti also intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature, extent and execution of these processes will depend upon prevailing and anticipated market conditions at the time of restructuring, particularly prevailing gold prices and exchange rates and other relevant economic factors. Should these conditions become unfavorable at any stage during the restructuring, this may delay or frustrate the implementation of the restructuring. In addition, should the outlook for gold prices, exchange rates and other economic factors materially change, it is possible that AngloGold Ashanti’s plans for the execution of the gold hedge restructuring may be modified so as to minimize the adverse impact from such changes or maximize the benefits from them.
Furthermore, the execution of the gold hedge restructuring may depend on or be affected by AngloGold Ashanti’s ability to obtain consents from hedge counterparties and its lenders. If AngloGold Ashanti is not able to successfully execute the planned gold hedge restructuring, then it will be prevented from fully participating in higher gold prices should such prices continue to prevail.

AngloGold Ashanti also continues to give consideration to the early settlement of contracts not currently recorded on balance sheet (Normal Purchase Normal Sale Exemption (NPSE)) by means of early physical delivery. Such early physical settlement, if it were to occur, would result in a significant adverse impact on its 2008 recorded revenues in AngloGold Ashanti’s income statement, as sales that would have otherwise been executed at the spot price of gold will be replaced with sales based on the earlier contracted prices of such NPSE contracts that are settled during the year. Furthermore should AngloGold Ashanti conclude that such early physical settlement of NPSE contracts represents a tainting event, it would be required to recognize on balance sheet the fair value of a portion of, or potentially all of, the existing NPSE contracts, which would result in a significant adverse impact on its financial statements. No such conclusion has yet been made by AngloGold Ashanti and it is still considering the potential impact of any such transaction.
Some of AngloGold Ashanti’s power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect AngloGold
Ashanti’s results of operations and its financial condition.
In South Africa, AngloGold Ashanti’s mining operations are dependent upon electrical power generated by the State utility,
Eskom. As a result of an increase in demand exceeding available generating capacity, Eskom has warned that the country could face disruptions in electrical power supply. At the start of 2008, as a result of substantial unplanned maintenance at
Eskom's power stations, as well as higher than usual seasonal rainfall adversely affecting Eskom's coal stockpiles, Eskom's generating capacity was constrained and reduced. As a result, the incidence of power outages in South Africa increased substantially to the point that, on Friday, January 25, 2008, Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, AngloGold Ashanti, along with other mining companies with South African operations, were forced temporarily to suspend mining operations at their South African mines.
Following meetings between industry-wide representatives, including AngloGold Ashanti, and Eskom, agreement was reached whereby mines were able to resume their power consumption at 90 percent of average capacity in return for Eskom guaranteeing a more normal power supply, including undertakings to more reliably warn companies when power outages may occur. Mining operations resumed on Wednesday, January 30, 2008 at AngloGold Ashanti’s South African mines, although operations continue to be constrained by a power capacity limitation imposed by Eskom. By mid-first quarter of 2008, power supply had increased to approximately 96.5 percent and AngloGold Ashanti’s South African operations were once again able to operate at full capacity as a result of the various energy efficiency initiatives implemented at its South African operations.
Ongoing and future production levels will depend on an ongoing stable power supply consistent with Eskom’s undertaking as well as whether AngloGold Ashanti is able to continue to implement, and increase, its various energy efficiency initiatives. The extent to which the power capacity limitation will result in lost production will depend on a number of factors, including the success of the company’s energy efficiency initiatives; accordingly, AngloGold Ashanti is unable to estimate its lost production as a result of the power capacity limitations. Eskom has also advised AngloGold Ashanti that it intends to increase power tariffs significantly. Should the power outages continue or should AngloGold Ashanti be unable to achieve its production or cost targets due to the current constraints, any additional power outages or any power tariff increases, then its future profitability and financial condition may be adversely impacted.
All of AngloGold Ashanti’s mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority (VRA) an entity controlled by the government of Ghana. Most of this electrical power is hydro-generated electricity, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA’s principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998,
2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage the group’s equipment. The VRA also obtains power from neighbouring Cote d’Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in AngloGold Ashanti’s power supply to its operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect AngloGold Ashanti’s results of operations and its financial condition. In order to address this problem and to supplement the power generated by the VRA, AngloGold Ashanti has, together with the other three principal gold producers in Ghana, acquired (and equally fund) an 85 megawatt, diesel-fired, power plant that could be converted to gas supply once the anticipated West African Gas Pipeline is developed. To further reduce the dependence on hydro-electric power, which may be impacted by low rainfall, the VRA is increasing its thermal power generation capacity by constructing a
126 mega watt thermal plant at Tema.
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

Contracts for sale of uranium at fixed prices could affect AngloGold Ashanti’s operating results and financial condition.
AngloGold Ashanti has entered into contracts for the sale of uranium produced by some of its South African operations and may therefore be prevented from realizing all potential gains from an increase in uranium prices to the extent that the company’s future production is covered by such contracts, or should AngloGold Ashanti not produce sufficient quantities of uranium to cover such contracts, it may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect AngloGold Ashanti's results of operations and its financial condition.
Given the uncertainty relating to availability of power, and the impact power constraints may have on uranium production, the company is in negotiations to reschedule some of its uranium contracts and depending on the outcome of these negotiations, may have to buy uranium on the open market to fulfill its contractual obligations. For example in 2007, AngloGold Ashanti purchased 400,000 pounds of uranium at a cost of approximately $31 million.
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
Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material effect on AngloGold Ashanti’s operational results.
Since June 2002, the weakening of the dollar against the South African rand (up until the second half of 2007 when the South
African rand began to also weaken against the dollar), the Brazilian real, the Argentinean peso and the Australian dollar has had a negative impact upon AngloGold Ashanti’s profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of AngloGold Ashanti’s operations. In 2007,
2006, and 2005, AngloGold Ashanti derived approximately 71 percent, 73 percent and 67 percent, respectively, of its revenues from these countries and incurred approximately 62 percent, 61 percent and 63 percent, respectively, of production costs in these local currencies.
In 2007, the weakening of the dollar against these local currencies in which the company operates continued to increase total cash costs. A one percent strengthening of these local currencies against the dollar will result in an increase of total cash costs incurred of nearly $3 per ounce, or 1 percent. These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African rand, Brazilian real, Argentinean peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.
A small proportion of AngloGold Ashanti’s hedges are denominated in South African rands, Australian dollars and Brazilian real which may partially offset the effect of the US dollar’s strength or weakness on AngloGold Ashanti’s profitability.
In addition, due to its global operations and local foreign exchange regulations, some of AngloGold Ashanti’s funds are held in local currencies, such as the South African rand and the Australian dollar.
The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may adversely affect AngloGold Ashanti’s financial condition.
AngloGold Ashanti’s level of indebtedness may adversely affect its business.
As of December 31, 2007, AngloGold Ashanti had gross borrowings of approximately $1.9 billion (including bonds). This level of indebtedness could have adverse effects on AngloGold Ashanti’s flexibility to do business. Under the terms of AngloGold
Ashanti’s borrowing facilities from its banks it is obliged to meet certain financial and other covenants. AngloGold Ashanti expects to meet these covenants and to be able to pay principal and interest on its debt by utilizing the cash flows from operations. Its ability to continue to do so will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control. AngloGold Ashanti may be required to utilize a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions.

AngloGold Ashanti’s level of indebtedness may make it vulnerable to economic cycle downturns, which are beyond its control, because during such downturns, it cannot be certain that its future cash flows will be sufficient to allow it to pay principal and interest on its debt and also to meet its other obligations. Should the cash flow from operations be insufficient, it could breach its financial and other covenants and may be required to refinance all or part of its existing debt, use existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.
AngloGold Ashanti intends to redeem its R2 billion corporate bond (which matures in August 2008) and refinance its $1 billion convertible bond (which matures in February 2009) before these bonds mature. AngloGold Ashanti cannot give assurance that it will be able to do so on commercially reasonable terms, if at all.
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
The Department of Minerals and Energy (DME) has published, pursuant to the MPRDA, the Broad-Based Socio-Economic
Empowerment Charter for the South African Mining Industry (the Charter). Compliance with the Charter, measured using a designated Scorecard, requires that every mining company achieve 15 percent ownership by Historically Disadvantaged South
Africans (HDSAs) of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014 and achieve participation by HDSAs in various other aspects of management referred to below. The company has submitted to the DME two Social and Labor Plans – one for each of its main mining regions – detailing its specific goals in these areas.
The Scorecard allows for a portion of ‘offset’ against the HDSAs equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognized in terms of a framework currently being devised by the South
African government.
AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past (estimated to have been equivalent to 20 percent of AngloGold Ashanti’s South African production as at August 1, 2005, when its applications for the conversion of its West Wits and Vaal River mineral rights from old order to new order mineral rights were approved).
Furthermore, at the end of 2006 AngloGold Ashanti implemented an Employee Share Ownership Plan (ESOP) and Black
Economic Empowerment (BEE) transaction, collectively with a value equivalent to approximately 6 percent of its South African assets. This is consistent with the company’s stated strategic intention to develop means of promoting broad based equity participation in the company by HDSAs and with an undertaking made to the DME as a condition for the granting to the company of its new order mining rights. AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter, the Scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40 percent of management roles being held by HDSAs by 2010. AngloGold Ashanti will incur expenses in giving further effect to the Charter and the Scorecard and the implementation of the ESOP will affect the company’s results of operations. See “Item 5.: Operating and financial review and prospects – Establishment of a Black Economic Empowerment (BEE) transaction in South Africa” for a detailed discussion on the implementation of an ESOP.
AngloGold Ashanti was informed on August 1, 2005, by the Director General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines, had been successful. These applications relate to all of its existing operations in South Africa. The notarial agreements for the converted West Wits mining right and Block 1C11 new mining rights have been executed and registered as well as the agreements for Jonkerskraal,
Weltevreden, Moab Extension Area and the new right for Edom, all of which form part of the Vaal River operations. Two notarial agreements relating to the Vaal River operations are pending.
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
The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations to comply with the MPRDA or the conditions of the notarial agreement fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with the company’s South African operations in light of the new, as well as existing, environmental requirements.
The proposed introduction of South African State royalties where a significant portion of AngloGold Ashanti’s mineral reserves and operations are located could have an adverse effect on its results of operations and its financial condition.
The South African government has announced the details of the proposed new legislation whereby new order rights will be subject to a State royalty. The third draft of the Mineral and Petroleum Resources Royalty Bill was published on December 6,
2007 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation.
It is estimated that the formula could translate to a royalty rate of more than 4 percent of gross sales in terms of current pricing assumptions. The latest proposal results in a large increase from the 1.5 percent rate proposed in the second draft in 2006, and the company is making representations to the government through the South African Chamber of Mines to retain the proposed 1.5 percent rate. The payment of royalties is currently scheduled to begin on May 1, 2009, if the Bill is passed by
Parliament in its current form.
Certain factors may affect AngloGold Ashanti’s ability to support the carrying value of its property, plants and equipment, acquired properties, investments and goodwill on its balance sheet.
AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which identifiable cash flows are identifiable and independent of cash flows of other mining assets and liabilities.
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
If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect AngloGold Ashanti’s results of operations and its financial condition.

Diversity in interpretation and application of accounting literature in the mining industry may impact AngloGold
Ashanti’s reported financial results.
The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, AngloGold Ashanti capitalizes the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs (see “Item 5.: Operating and financial review and prospects – critical accounting policies”). As and when diversity in interpretation and application is addressed, it may impact AngloGold Ashanti’s reported results should the adopted interpretation differ from the position followed by AngloGold Ashanti.
AngloGold Ashanti’s mineral reserves and deposits and mining operations are located in countries that face political, economic and/or security risks.
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
In 2007, the government of the Democratic Republic of Congo (DRC) announced an industry-wide review of all mining concessions and related agreements. The agreements related to the ownership and operation of AngloGold Ashanti’s concessions in the DRC are also subject to this review by a commission as appointed by the DRC government. The commission has indicated that it is seeking to increase the DRC government’s ownership in AngloGold Ashanti’s concession, and increase land usage charges. The commission’s review process, the timing and the final outcome of which AngloGold
Ashanti is unable to predict, could result in an adverse change to AngloGold Ashanti in terms of these agreements which could have adverse impact upon AngloGold Ashanti’s current exploration activities and potential future mining activities in the DRC.
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
If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, which could result in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.
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
In Argentina, the government is looking to apply export taxes of 5 percent to mining companies that were exempt therefrom.
AngloGold Ashanti has filed a claim with the courts to prevent payment of an export tax. If the outcome of the tax claim is unfavorable to AngloGold Ashanti, it could have an adverse effect upon its results and operations and financial condition.
Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the
DRC and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the company’s operations in such regions. In the event that continued operations in these countries compromise AngloGold Ashanti’s security or business principles, it may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on its results of operations and its financial condition.

Labor disruptions and/or increased labor costs could have an adverse effect on AngloGold Ashanti’s operating results and financial condition.
As at December 31, 2007, approximately 77 percent (2006: 69 percent) of AngloGold Ashanti’s workforce excluding contractors or 63 percent of total workforce was located in South Africa. Approximately 98 percent of the workforce on its South
African operations is unionized, with the National Union of Mineworkers (NUM) representing the majority of unionized workers.
AngloGold Ashanti’s employees in some South American countries and Ghana are also highly unionized. Trade unions have a significant impact on AngloGold Ashanti’s labor relations climate, as well as on social and political reforms, most notably in
South Africa.
It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in August 2007, following negotiations between NUM, United Associations of South Africa (UASA) on behalf of some clerical and junior management staff and
Solidarity (on behalf of a small number of miners) and the Chamber of Mines. A two-year deal was reached without resorting to any industrial action.
Labor costs represent a substantial proportion of AngloGold Ashanti’s total operating costs and in many operations, including
South African operations, is the company’s single largest operating cost category. The two-year wage agreement will be reviewed in June 2009 in negotiation with NUM, UASA, Solidarity and the Chamber of Mines and any increases in labor costs have to be off-set by greater productivity efforts by all operations and employees.
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
AngloGold Ashanti competes with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.
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
There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it fail to do so or lose any of its key personnel, its business and its financial condition could be adversely affected.

AngloGold Ashanti faces certain risks in dealing with HIV/AIDS which may adversely affect its results of operations and its financial condition.
AIDS remains the major health care challenge faced by AngloGold Ashanti’s South African operations. The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti’s South African workforce that may be infected by HIV may be as high as 30 percent. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality.
AngloGold Ashanti is continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2001 AngloGold Ashanti has offered a voluntary counseling and HIV testing program for employees in South Africa. In 2002 AngloGold Ashanti began to offer anti-retroviral therapy (ART) to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti has treated all eligible employees desiring it. Currently approximately 4,600 employees are on the wellness program and as at December
2007, approximately 2,100 employees were receiving treatment using anti-retroviral drugs.
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

Mr Thembekile Mankayi instituted a legal action against AngloGold Ashanti in October 2006 in the High Court, Witwatersrand
Local Division. Mr Mankayi is claiming approximately R2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted whilst working on mines now owned by AngloGold Ashanti. An exception has been filed by AngloGold
Ashanti against the claim and was heard in the High Court early February 2008. AngloGold Ashanti filed the exception on the basis that mine employers are insured in terms ODMWA and COIDA against compensable diseases and this prevents any delictual claims by employees against employers. Judgment has been reserved. If AngloGold Ashanti is unsuccessful in defending this suit, it could be subject to numerous similar claims which could have an adverse effect on its financial condition.
In response to the effects of silicosis in labor sending communities, a number of mining companies (under the auspices of the
Chamber of Mines), together with the National Union of Mineworkers (NUM) which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief to communities that have been affected.
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
The relevant mining companies have entered into a settlement agreement. As part of the settlement arrangement the mining companies have formed and registered a not-for-profit company, known as the Margaret Water Company, to conduct water pumping activities from the highest lying shaft which is currently owned by Stilfontein Gold Mining Company (in liquidation).
The three mining companies will contribute equally to the cost of establishing and initially running the Margaret Water
Company.
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
However, AngloGold Ashanti’s insurance does not cover all potential risks associated with its business. In addition, AngloGold
Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. AngloGold Ashanti has a captive insurance company, namely AGRe Insurance
Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti’s cash flows, overall profitability and its financial condition.
Risks related to AngloGold Ashanti’s ordinary shares and American Depositary Shares (ADSs)
Sales of large quantities of AngloGold Ashanti’s ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities, as could future offerings of AngloGold
Ashanti’s ordinary shares, ADSs or securities exchangeable or exercisable for ordinary shares or ADSs..
The market price of AngloGold Ashanti’s ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti’s ordinary shares or ADSs may decide to sell them at any time. The market price of AngloGold Ashanti’s ordinary shares or ADSs could also fall as a result of any future offerings it makes of ordinary shares,
ADSs, or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. AngloGold Ashanti may make such offerings, including offerings of additional ADS rights, letters of allocation or similar securities at any time or from time to time in the future.

AngloGold Ashanti has entered into a registration rights agreement with Anglo American plc (AA plc) that would facilitate
US registration of additional offers and sales of AngloGold Ashanti shares that AA plc makes in the future, subject to certain conditions. Sales of AngloGold Ashanti ordinary shares or AngloGold Ashanti ADSs if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for AngloGold Ashanti ordinary shares or AngloGold Ashanti ADSs, causing their market prices to decline. In April 2006, AA plc sold 19,685,170 AngloGold
Ashanti ordinary shares and, in October 2007, sold an additional 69,100,000 AngloGold Ashanti ordinary shares. These and other sales combined with the dilutive effect of AngloGold Ashanti’s issuance of 9,970,732 ordinary shares in April 2006, reduced AA plc’s shareholding in AngloGold Ashanti from approximately 51 percent of issued AngloGold Ashanti shares as at
April 19, 2006 to approximately 16.6 percent as at October 9, 2007. AA plc has stated that it intends to reduce and ultimately exit its gold company holdings and that it will continue to explore all available options to exit AngloGold Ashanti in an orderly manner. Sales or distributions of substantial amounts of AngloGold Ashanti ordinary shares or AngloGold Ashanti ADSs or the perception that sales or distributions may occur, could adversely affect the market price for AngloGold Ashanti ordinary shares or AngloGold Ashanti ADSs.
Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti’s securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.
AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti’s securities. This may reduce the value of these securities to investors. The Memorandum and Articles of Association of the company allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti’s board of directors, or its shareholders at a general meeting. If and to the extent that AngloGold Ashanti opts to declare dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.
The recently announced proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact on the amount of dividends or other distributions received by the company’s shareholders.
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
4A.
History and development of the company
AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 20 operations are located in ten countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of
America), and are supported by extensive exploration activities. The combined proven and probable Ore Reserves of the group amounted to 72.2 million ounces as at December 31, 2007.
The primary listing of the company's ordinary shares is on the JSE Limited (JSE) in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International
Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of
Clearing House Electronic Subregister System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary
Shares (GhDSs).
AngloGold Ashanti Limited (formerly AngloGold Limited) (Registration number 1944/017354/06) was incorporated in the
Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act 61 of 1973, as amended. Its principal executive office is located at 76 Jeppe Street,
Newtown, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637 6000), AngloGold
Ashanti's US offices are at the offices of AngloGold Ashanti North America Incorporated, 7400 East Orchard Road, Suite 350,
Greenwood Village, CO 80111.
AngloGold Limited was formed in June 1998 through the consolidation of the gold interests of Anglo American Corporation of
South Africa Limited (AAC) and its associated companies, namely East Rand Gold and Uranium Company Limited, Eastvaal
Gold Holdings Limited, Southvaal Holdings Limited, Free State Consolidated Gold Mines Limited, Elandsrand Gold Mining
Company Limited, H.J. Joel Gold Mining Company Limited and Western Deep Levels Limited into a single, focused, independent, gold company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorized share capital, effective March 30, 1998.
AngloGold acquired minority shareholders interests in Driefontein Consolidated Limited (17 percent); Anmercosa Mining (West
Africa) Limited (100 percent); Western Ultra Deep Levels Limited (89 percent); Eastern Gold Holdings Limited (52 percent);
Erongo Mining and Exploration Company Limited (70 percent).
In 1999, AngloGold purchased Minorco's gold interests in North and South America and acquired Acacia Resources in
Australia.
In 2000, AngloGold acquired a 40 percent interest in the Morila mine in Mali from Randgold Resources Limited, acquired a
50 percent interest in the Geita mine in Tanzania from Ashanti Goldfields Company Limited (Ashanti) (in 2004, following the business combination with Ashanti, AngloGold acquired the remaining 50 percent interest) and in support of its market development initiatives acquired a 25 percent interest in OroAfrica, South Africa's largest manufacturer of gold jewellery.
In 2001, AngloGold sold the Elandsrand and Deelkraal mines to Harmony Gold Mining Company Limited (Harmony), disposed of AngloGold's interests in No. 2 Shaft Vaal River Operations to African Rainbow Minerals (ARM) and made an unsuccessful take-over bid for Normandy Mining Limited.
In 2002, the sale of AngloGold’s Free State assets to ARM and Harmony became effective. Also in 2002, AngloGold acquired an additional 46.25 percent of the equity, as well as the total loan assignment, of Cerro Vanguardia SA from Pérez Companc
International SA, increasing its interest in Cerro Vanguardia to 92.5 percent and disposed of AngloGold's wholly owned subsidiary, Stone and Allied Industries (O.F.S.) Limited.

In 2003, AngloGold disposed of its wholly owned Amapari project to Mineração Pedra Branca do Amapari, finalized the sale of its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix
Resources Limited, concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc,
disposed of its entire investment in East African Gold Mines Limited and in Randgold Resources Limited and purchased a portion of the Driefontein mining area in South Africa from Gold Fields Limited.
In 2004, AngloGold sold its Western Tanami project to Tanami Gold NL in Australia, the business combination between
AngloGold and Ashanti Goldfields Company Limited was completed, resulting in the company changing its name to AngloGold
Ashanti Limited, AngloGold Holdings plc, a subsidiary of AngloGold, completed an offering of $1 billion principal amount
2.375 percent convertible bonds, due 2009 and guaranteed by AngloGold Ashanti. Also in 2004, AngloGold Ashanti acquired a 29.8 percent stake in Trans-Siberian Gold plc (TSG), sold its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony (50 percent), disposed of its entire interest in Ashanti Goldfields
Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited, subscribed for a 12.3 percent stake in the expanded issued capital of Philippines explorer Red 5 Limited and sold its 40 percent equity interest in Tameng Mining and Exploration (Pty)
Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited.
In January 2005, AngloGold Ashanti completed a substantial restructuring of its hedge book. Also in 2005, AngloGold Ashanti signed a three-year $700 million revolving credit facility, sold exploration assets in the Laverton area in Australia, disposed of its La Rescatada project to ARUNANI SAC, a local Peruvian corporation, with an option to repurchase 60 percent of the project should economically viable reserves in excess of 2 million ounces be identified within three years. The Director-General of
Minerals and Energy notified AngloGold Ashanti in August 2005 that application for the new order mining rights in terms of the
South African Mineral Resources and Petroleum Development Act had been granted.
In 2006, AngloGold Ashanti raised $500 million in an equity offering, signed a Heads of Agreement with Antofagasta plc to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits which was mutually dissolved in 2007, disposed of its entire business undertaking, related to the Bibiani mine and Bibiani North prospecting permit to Central
African Gold plc, entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal), in terms of which Polymetal and AngloGold Ashanti would co-operate in exploration and the acquisition and development of gold mining opportunities within the Russian Federation and implemented an empowerment transaction with two components: the development of an employee share ownership plan (ESOP) and the acquisition by Izingwe Holdings (Proprietary) Limited (an empowerment company) of an equity interest in AngloGold Ashanti and acquired an effective 8.7 percent stake in China explorer, Dynasty Gold Corporation.
Also in 2006, AngloGold Ashanti and B2Gold (formerly Bema Gold) formed a new company to jointly explore a select group of
AngloGold Ashanti’s mineral opportunities located in northern Colombia, South America and AngloGold Ashanti (U.S.A.)
Exploration Inc, International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaskan mineral exploration properties and associated databases in return for a 19.99 percent interest in ITH.
AngloGold Ashanti has the option to increase or dilute its stake in these projects, subject to certain conditions.
On February 5, 2007, AngloGold Ashanti informed the market that a partial slope failure had occurred in an intermediate footwall of the Nyankanga pit at Geita Gold Mine on Saturday February 3, 2007. The pit had been monitored by slope stability radar and was safely evacuated in advance of the failure. No injury to employees or contractors occurred and there was no damage to equipment.
On February 13, 2007, the AngloGold Ashanti board approved a project to develop the Mponeng mine below the 120 level, adding some 2.5 million ounces of gold and 8 years to the mine's life, at a capital cost of $252 million. Production is due to commence in 2013.
On May 4, 2007, AngloGold Ashanti announced that Messrs CB Brayshaw and AJ Trahar retired from the board effective
May 5, 2007. AngloGold Ashanti further announced that Mrs C Carroll had been appointed as a non-executive director with effect from May 5, 2007.
On June 1, 2007, AngloGold Ashanti Australia Ltd announced the commencement of a pre-feasibility study at the Tropicana gold project in Western Australia. Tropicana, located 400 kilometers north-east of Kalgoorlie, is a joint venture between
AngloGold Ashanti Australia (70 percent) and Independence Group NL (30 percent free carried to completion of the pre-
feasibility study). The study is expected to be completed in mid-2008 and will focus on the Tropicana and Havana zones and will only consider open-cut resources.

On June 8, 2007, AngloGold Ashanti announced that it would sell, subject to certain conditions, to a consortium of Mintails
South Africa (Pty) Limited/DRD South African Operations (Pty) Limited Joint Venture most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005. The site is currently being rehabilitated by AngloGold Ashanti. The joint venture will operate, for its own account, under the AngloGold
Ashanti authorizations until new order mining rights have been obtained and transferred to the joint venture.
On July 11, 2007, AngloGold Ashanti announced the resignation from the board of Mr AH Calver as Mr WA Nairn's alternate.
On July 31, 2007, the board of directors announced the retirement of Mr RM Godsell, (AngloGold Ashanti's Chief Executive
Officer) and the resignation of Mr R Carvalho Silva (Chief Operating Officer – International) from the company effective
September 30, 2007 and the appointments of Mr M Cutifani as Chief Executive Officer and Mr N Nicolau, (formerly Chief
Operating Officer – Africa) as Chief Operating Officer for all operations as of October 1, 2007. Subsequently, on November 12,
2007, it was announced that due to further operational management restructure, Mr N Nicolau had resigned from the board to pursue other opportunities.
In August 2007, AngloGold Ashanti through the South African Chamber of Mines signed a two-year wage agreement effective from July 2007, with the three recognized mining unions. This agreement covers some 29,000 category 3-8 workers, miners, artisans and officials in the company's South African operations and was achieved through a mediated outcome. In terms of the agreement: the first year increases from July 2007 range from 10 percent for the lower categories of worker to 8 percent for officials and include a special dispensation for the benefit of artisans and some skilled occupations. Some improvements to leave conditions and housing allowances were also agreed. Second year increases from July 2008 will be determined at South
African CPIX plus 1 percent with a minimum of an 8 percent increase.
The company completed the acquisition of minority interests previously held by the Government of Ghana (5 percent) and the
International Finance Corporation (10 percent) in the Iduapriem and Teberebie mine effective September 1, 2007 for a total cash consideration of $25 million. Iduapriem and Teberebie is now wholly-owned by AngloGold Ashanti. The company is in the process of finalizing the purchase price allocation of fixed assets. The final purchase price allocation is not expected to vary significantly from the preliminary allocation.
On September 18, 2007, AngloGold Ashanti announced that Mr M Cutifani was appointed to the board effective September 17,
2007, as Chief Executive Officer designate. Mr Cutifani succeeded Mr RM Godsell as Chief Executive Officer, on his retirement with effect from October 1, 2007.
On October 1, 2007, AngloGold Ashanti noted the announcement by Anglo American plc that it intended to offer for sale,
61 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and American Depositary Shares pursuant to the registration of such securities under AngloGold Ashanti's automatic shelf registration statement.
On October 2, 2007, AngloGold Ashanti noted the announcement by Anglo American plc that Anglo American had completed an offering of 67.1 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and American Depositary Shares
(ADS) priced at US$44.00 per ADS (US$44.11 inclusive of uncertificated securities tax payable by investors in ADSs) and
R300.61 per ordinary share (exclusive of uncertificated securities tax). The offering which was launched on October 1, 2007 was increased from the earlier announced 61 million ordinary shares. The offering price represented discounts of 6.16 percent and 7.84 percent to the closing prices of the ADSs and ordinary shares in New York and Johannesburg, respectively, on
Friday, September 28, 2007. The offering settled on October 9, 2007. On completion of the offering, Anglo American's holding in AngloGold Ashanti was 17.3 percent. An additional 2 million shares were sold by Anglo American in a private placement, further reducing its shareholding to 16.6 percent.
Following the settlement of the offering and the consequent reduction in shareholding, all the directors representing Anglo
American plc on the AngloGold Ashanti board, namely Mrs C Carroll and Mr R Médori, together with his alternate
Mr PG Whitcutt resigned from the AngloGold Ashanti board, effective October 9, 2007.
On December 12, 2007, AngloGold Ashanti announced the successful closing of a $1.15 billion syndicated revolving loan facility. The new three-year facility will be used to refinance an existing $700 million revolving credit facility (due January
2008), an A$200 million facility and for general corporate purposes.
On January 14, 2008, AngloGold Ashanti announced that it had agreed to acquire 100 percent of Golden Cycle Gold
Corporation (GCGC) through a transaction in which GCGC's shareholders will receive 29 AngloGold Ashanti ADRs for every
100 shares of GCGC common stock held. GCGC holds a 33 percent shareholding in Cripple Creek & Victor while AngloGold
Ashanti holds the remaining 67 percent. The transaction will result in Cripple Creek & Victor being wholly-owned by AngloGold
Ashanti. The transaction is subject to a number of regulatory and statutory approvals, including approval by GCGC shareholders. The transaction, at the date of announcement was valued at approximately $149 million.

On January 18, 2008, AngloGold Ashanti provided operation guidance to its fourth quarter 2007 results, in which it was stated
that the company's South African and Geita operations had experienced production difficulties resulting in the group's production for the quarter to be of the region of 1.4 million ounces.
On January 25, 2008, AngloGold Ashanti announced that following notification from Eskom regarding interruptions to power supplies, it had halted mining and gold recovery operations on all of its South African operations. Only underground emergency pumping work was being carried out.
On January 27, 2008, AngloGold Ashanti announced it had agreed a process with Eskom, whereby the supplier would give its normal guarantees for sufficient power for the company to undertake shifts from that day for the purpose of re-establishing safe workplaces at each of the deep level underground mines in South Africa. The company was anticipating a ramp up in additional power later in the week that should enable a phased return to normal mining operations. A protocol had also been agreed with the electricity supplier whereby Eskom will provide the company with four hours warning, prior to having to reduce power supply.
On January 29, 2008, AngloGold Ashanti announced that following a meeting between Eskom and industrial electricity consumers, the company had commenced the process of bringing back into production all of its underground mines and their associated gold treatment plants. On February 7, 2008, AngloGold Ashanti stated that following extensive discussions with
Eskom and government, a power supply of 90 percent had been offered which has resulted in first quarter production from the
South African operations being severely disrupted. Equally important is Eskom's ability to maintain a continuous power supply at a 90 percent level in order to return to normal production levels and milling rates.
On February 14, 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (MOA)
with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between AngloGold
Ashanti and B2Gold to be amended to provide that B2Gold acquire from AngloGold Ashanti additional interest in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti 25 million common shares and
21.4 million common share purchase warrants in B2Gold. Subsequently, the transaction was finalized, as announced by
AngloGold Ashanti on May 16, 2008.
On April 14, 2008 it was announced that, following the stabilization of power provided by Eskom (the South African electricity supply body) to the South African operations during the quarter, AngloGold Ashanti forecast the first quarter production to be approximately 1.19 million ounces. The revised production outlook was approximately 8 percent above guidance provided in the fourth quarter of 2007. AngloGold Ashanti had also fully delivered into maturing hedge contracts during the quarter. On
January 25, 2008, the South African national power supplier, Eskom, had communicated that it could not guarantee power supply to
AngloGold Ashanti’s South African operations. Precautionary steps were taken for the safety of employees, including ceasing the transportation of employees underground to carry-out mining activities and the cessation of milling activities. Following extensive discussions with Eskom and the South African government, Eskom agreed to guarantee a power supply equivalent to 90 percent of previous supply and undertook to more reliably warn companies when power outages may occur. Mining operations resumed on Wednesday, January 30, 2008 at AngloGold Ashanti’s South African mines and in late March 2008,
Eskom increased power supply to 96.5 percent of previous levels. At these power levels and as a result of the company’s previously implemented and ongoing initiatives to improve its energy efficiencies, the company has been able to restore production back to 100 percent of previous capacity. Since 2004, AngloGold Ashanti and Eskom have undertaken and committed funds and other resources to various initiatives to improve energy efficiencies and reduce power consumption at
AngloGold Ashanti’s South African mines. These combined efforts have resulted in a decline in the use of electricity, fuel and coal and have to date achieved a 17 percent improvement in energy efficiencies at the company’s South African operations.
AngloGold Ashanti views these initiatives as being important not only in the light of power shortages and related disruption to its mining operations but also in that it anticipates that these initiatives will assist in managing future operating cost increases in the light of anticipated increases in unit electrical power, fuel and other energy costs. AngloGold Ashanti anticipates that these ongoing initiatives will allow it to achieve electricity consumption at a level of 90 percent of previous consumption by 2009.
On May 6, 2008, AngloGold Ashanti announced a significant greenfields discovery at its 100 percent owned La Colosa exploration site. A conceptual economic study completed during the quarter had defined, with upside potential, 12.9 million ounces of inferred Mineral Resource at that site.
Also on May 6, 2008 AngloGold Ashanti announced that it intends to proceed, subject to certain conditions, with an approximate one-for-four renounceable rights offer, which would result in AngloGold Ashanti issuing approximately
69.4 million shares at a minimum share price of ZAR172 raising approximately ZAR11.9 billion ($1.6 billion based on an exchange rate of ZAR7.56/$1.00 on May 5, 2008). The proposed rights offer is being fully underwritten subject to certain customary conditions. The final rights offer price will be announced at the time of the announcement of the rights offer. The proposed rights offer will be subject to approval at a general meeting of AngloGold Ashanti shareholders to be held on
May 22, 2008.

The principal purpose of the rights offer is to provide AngloGold Ashanti with additional financial resources to improve its financial flexibility. In particular, the net proceeds from the rights offer will allow AngloGold Ashanti both to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years, while also being able to continue to fund its principal development projects and exploration growth initiatives. Pending this use of proceeds, the net proceeds of the rights offer may, in the interim, be used by AngloGold Ashanti to reduce its short-term borrowings and the borrowings outstanding on AngloGold Ashanti’s revolving credit facility or retained as cash and invested in accordance with AngloGold Ashanti’s cash management policies.
AngloGold Ashanti has traditionally used gold hedging instruments to protect a portion of its anticipated gold sales against declines in the market price of gold. The use of these instruments has prevented AngloGold Ashanti from fully participating in the significant increase in the market price for gold in recent years. As at December 31, 2007, the total net delta tonnage of
AngloGold Ashanti’s hedge positions was 10.39 million ounces and the total committed hedge position was 11.28 million ounces, an increase of 0.16 million ounces and a reduction of 0.34 million ounces against the December 31, 2006, hedge delta and hedge committed position, respectively. As at December 31, 2007, the marked-to-market value of all hedge transactions making up the hedge positions was negative $4.27 billion.
Since the beginning of 2008, prevailing spot gold prices have been significantly higher than those prevailing during 2007. If these high prices continue to prevail, AngloGold Ashanti estimates that its gold hedging position will continue to have a significant adverse affect upon its financial performance. AngloGold Ashanti believes that this has also negatively affected the market price of its ordinary shares, further constraining its financial flexibility.
In order to address this issue, AngloGold Ashanti intends to early settle certain contracts otherwise due to mature in 2009 and
2010 during the course of 2008 in addition to settling contracts due to mature in 2008. Given the low committed prices of these contracts, AngloGold Ashanti expects that if these measures were implemented it would result in a realization of previously recognized losses for contracts historically recognized on Balance Sheet on a marked–to–market basis. These losses would be measured by the difference between the committed price of the contracts and the prevailing gold price at the time that these contracts are settled. If the restructuring is implemented as anticipated the received price for the remainder of 2008 should be approximately $475 per ounce assuming a gold price of $900 per ounce and gold production for the last nine months of 2008 of
3.8 million ounces.
AngloGold Ashanti also continues to give consideration to the early settlement of contracts not currently recorded on balance sheet (Normal Purchase Normal Sale Exemption (NPSE)) by means of early physical delivery. Such early physical settlement, if it were to occur, would result in a significant adverse impact on our 2008 recorded revenues in AngloGold Ashanti’s income statement, as sales that would have otherwise been executed at the spot price of gold will be replaced with sales based on the earlier contracted prices of such NPSE contracts that are settled during the year. Furthermore should AngloGold Ashanti conclude that such early physical settlement of NPSE contracts represents a tainting event, it would be required to recognize on balance sheet the fair value of a portion of, or potentially all of, the existing NPSE contracts, which would result in a significant adverse impact on its financial statements. No such conclusion has yet been made by AngloGold Ashanti and it is still considering the potential impact of any such transaction.
In addition to the settlement of certain contracts during 2008 AngloGold Ashanti also intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature and extent of the restructuring will depend upon prevailing and anticipated market conditions at the time, particularly the prevailing gold price and exchange rates as well as other relevant economic factors.
If the restructuring is executed as currently anticipated, the overall impact would be to reduce the hedge book to approximately
6.25 million ounces, which would represent 8.6 percent of AngloGold Ashanti’s ore reserves as at December 31, 2007. As a result of this reduction the discount to the spot gold price realized during 2009 is estimated to be approximately 6 percent and at a similar level thereafter assuming a gold price of $900 per ounce.

On May 15, 2008 AngloGold Ashanti announced that it had terminated the process related to its proposed sale of its interests in the Morila Gold Mine in Mali, due to the fact that no proposals were received which met the company’s value criteria for such a sale. AngloGold Ashanti will therefore remain a joint venture partner together with Randgold Resources Limited and the
Government of Mali in the Morila Gold Mine. Randgold Resources will continue as operators of the mine.

4B.     Business overview
The market for gold
Products
AngloGold Ashanti’s main product is gold. Revenue is also derived from the sales of silver and uranium oxide. AngloGold
Ashanti sells its products on world markets.
Gold market
The gold market is relatively liquid compared to many other commodity markets. Physical demand for gold is primarily for fabrication purposes, including jewellery (which accounts for just less than 80 percent of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.
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
The market in 2007
Continued strong levels of investor and speculator interest, particularly in the fourth quarter of the year, pushed the gold price to levels just short of record highs, records which were then surpassed soon after year end in an exceptionally buoyant market.
The average gold spot price for the year, at $697 per ounce, was 15 percent higher than that in 2006.
Although prices were relatively range-bound during the first half of the year, the end of the third quarter and the fourth quarter saw a strong surge in the dollar gold price and particularly high levels of investor interest. Fabrication demand followed an inverse pattern, with the more stable prices of the first half leading the market to record high levels of jewellery consumption in certain regions, which then fell away in the fourth quarter as price volatility took its toll, particularly in more price-sensitive markets. The exception to this pattern was the Chinese market, where jewellery demand remained relatively solid in the fourth quarter despite the high levels of price volatility.
The main contributing factor to the price gains seen in the second half of the year was economic uncertainty relating to credit concerns and the impact of the sub-prime mortgage crisis in the US. Inflationary concerns driven by higher food, oil and commodity prices also played a role, as did the escalation in geopolitical tension, particularly at year-end.
Rand gold prices saw new record highs of R187,000 per kilogram during the year and an average spot price for the year of just over R157,000 per kilogram.
Investment
Overall, the investment market saw lower levels of demand than in 2006, however, this demand was heavily concentrated in the last half of 2007, for the aforementioned reasons.
Particular strength was exhibited in trade on commodity exchanges and also in the gold Exchange-Traded Funds (ETFs). Total
ETF holdings at year-end stood at close to 28 million ounces, with a total value of over $23 billion. This represents a significant level of growth over year-end holdings in 2006, even though this itself represented a doubling over levels of funds held the previous year. The majority of ETF investment occurred in the US-listed fund, StreetTracks.

Demand
Over the first half of 2007, physical demand from jewellery fabrication recovered strongly from the low levels of 2006, reaching record highs in several major markets. In the second half of the year, however, this level of demand could not be sustained in the face of a more volatile price environment, which impacted heavily on traditional markets, and with the increasingly difficult consumer and retail environment in developed markets such as the US.
Overall, fabrication demand for jewellery in 2007 increased by 6 percent in tonnage terms over 2006 levels, with the bulk of that increase contributed by the larger emerging markets of East Asia, India and the Middle East. European demand is expected to remain flat, whereas demand from the US market fell in tonnage terms by 14 percent over 2006.
It was in the Indian market that the contrast in consumption levels between the two halves of the year was most marked.
Demand reached record levels in rupee and tonnage terms for both jewellery and retail investment in the second quarter of the year. Together these totaled 317 tonnes, half of global mine output for the quarter and 90 percent higher than the relatively low level attained in the same quarter in 2006.
Demand in the first half of the year increased by 72 percent over the corresponding period in the previous year. This strong level of consumption was fuelled in part by economic growth, particularly in the agricultural sector, as well as by a stable rupee gold price. In the second half of the year, however, the rupee/dollar exchange rate showed significant volatility, and this combined with a period of volatility in dollar gold prices created a set of circumstances unfavorable to gold consumption. Price volatility is a significant deterrent to demand in the Indian market, and in the second half of 2007 the periods of most extreme price volatility coincided with some of the more auspicious gold buying occasions, such as Diwali. Demand in the fourth quarter was particularly poor and fourth quarter offtake reached the lowest level since the early 1990s. Over the year as a whole, an increase in jewellery offtake in tonnage terms of 6 percent was recorded.
Demand in the Middle East, specifically in the six Gulf markets, was also dented considerably in the second half of the year, with a sharp shift in consumer sentiment away from gold jewellery consumption brought about by a combination of volatile price levels, inflationary concerns and significant escalations in rent charges. As the currencies of these markets are pegged against the dollar, there is no cushioning for consumers against dollar gold price volatility. In the region, Turkey and Egypt experienced healthier demand, with good tourist seasons and increased economic stability helping to fuel consumption.
The Chinese market proved most resilient to the more volatile prices as most retailers maintain a margin of approximately
10 percent over the gold price and therefore tend not to adjust prices on a daily basis according to each and every fluctuation in the dollar gold price. The Chinese economy also continued to record strong growth.
In the US, gold demand in 2007 reached the lowest level since 1992. Retailers continued to reduce their focus on the category in the light of rising prices and to seek out product with lower gold content so as to offer a lower-cost range of product to an increasingly price-sensitive consumer. Only the high end of the market, which typically retails 18 carat product, remained strong. Margins in this segment are higher than in the mass market segment and consumers are less sensitive to price increases.
Despite high gold prices, supplies of scrap into the market were weaker than in 2006. In part this seems to have been due to the fact that significant personal gold inventories were liquidated in 2006 and have not been replaced as yet. Another factor was the price surge which took place towards the end of the year. Consumers were deterred from selling old jewellery by the expectation that prices might rise further.
Industrial demand increased marginally by 2 percent over 2006 levels. A slowdown in the demand for electronic goods over the second half of the year impacted growth in this sector.
Official market
Official sector sales for the calendar year were 485 tonnes, some 30 percent higher than in 2006. Gold sales by the Central
Bank Gold Agreement (CBGA) signatories account for the bulk of this increase and in the third year of the second CBGA agreement (which came to an end on September 26, 2007) 475.8 tonnes of the available quota of 500 tonnes had been released onto the market.

Hedging
Gold producers reduced their hedging positions considerably in 2007. Over 400 tonnes were bought in the market in this way, a figure only slightly below the record level of de-hedging measured in 2004. The majority of this activity took place in the first half of the year and was driven by the activities of a small number of major players.
As at December 31, 2007, the net delta hedge position of AngloGold Ashanti was 10.39 million ounces or 323 tonnes, valued at the spot price of gold on that day of $836 per ounce. The marked-to-market value of the hedge position at this date was negative $4.27 billion.
Marketing channels
Gold produced by AngloGold Ashanti’s mining operations is processed to a saleable form at various precious metals refineries.
Once refined to a saleable product – either a large bar weighing approximately 12.5 kilograms and containing 99.5 percent gold, or smaller bars weighing 1.0 kilogram or less with a gold content of 99.5 percent and above – the metal is then sold either through the refineries’ channels or directly to bullion banks and the proceeds are paid to the company.
Bullion banks are registered commercial banks that deal in gold. They participate in the gold market by buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to physical offtake markets worldwide. Bullion banks hold consignment stocks in all major physical markets and finance such consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.
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
Gold market development
AngloGold Ashanti has since its inception been committed to growing the market for its product, particularly as gold jewellery sales in many developed markets have declined materially over the years in favor of other luxury goods. In response, the company’s marketing programs aim to increase the desirability of gold to sustain and grow demand and to support the deregulation of the market in key economies.
AngloGold Ashanti’s market development activities centre on the following areas: Strategic projects undertaken in key and critical gold jewellery offtake markets (USA, India, China, Italy, Middle East), which aim to develop positive corporate identification and recognition while achieving, where sensible and possible, financial returns for AngloGold Ashanti; Host country projects of a downstream development nature; and AuDITIONS, the company’s gold jewellery design competition.
AngloGold Ashanti remains a member of the World Gold Council (WGC) and undertakes its own strategic marketing projects in such a way as to co-operate with and support the WGC’s wider objectives.
Strategic projects
India
India is the world’s largest consumer market in tonnage terms. Gold demand here is firmly embedded in cultural and religious traditions and is seen as a symbol of wealth and prosperity. It is considered to be an auspicious metal that is bought and given as a gift during religious festivals.
With the assistance of a pre-eminent Indian jewellery retailer, AngloGold Ashanti’s projects in India are intended to help bring about the modernization of the country’s traditional gold jewellery sector. One concept centers on transforming the traditional, semi-urban jewellery retailing environment into a more modern and efficient one that presents rural consumers with a high-
quality, professional and trusted ‘local’ jewellery store, which can better compete with stores selling such lifestyle items as electronics and cell phones. Other concepts focus on the development and distribution of branded collections of jewellery into the market.

China
China has been identified as a key strategic market by AngloGold Ashanti both because of its size – it is the third largest market worldwide for jewellery – and because of its potential for growth. In China, AngloGold Ashanti has partnered with a
Hong Kong-based retailer to develop and roll-out a retail concept that targets independent, high-income earning women wishing to express their independence and individuality through accessories of gold.
The roll out of this concept has included the co-sponsoring of AuDITIONS China so as to expand the reach of the company’s jewellery design competition to the China mainland. A collection of jewellery for commercial sale was developed on the basis of the competition designs. AngloGold Ashanti has also partnered with the retailer to establish concept stores for gold jewellery in major urban centers in China. The first of these stores will open in Beijing in April 2008.
United States
The American gold jewellery market is characterized primarily as an adornment market in which gold jewellery is purchased mainly as a fashion accessory. During the past ten years, there has been some slippage in gold jewellery consumption in volume terms in the US market relative to that of other luxury and lifestyle goods.
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
In response to these factors, AngloGold Ashanti, together with the WGC, partnered with a large US jewellery wholesaler and distributor to develop and promote at retail level selected collections of gold jewellery from the new product ranges of the
Italian-based Gold Expressions (GE) manufacturers. This project is intended to promote the sale of fashionably-designed and progressively-styled gold jewellery in the US retail market and to lay the foundation for Italian manufacturers to build themselves or their products into consumer brands.
Middle East
As a region, the Middle East (comprising the United Arab Emirates, Turkey and Saudi Arabia) is the third largest consumer market for gold in volume terms. The increase in disposable income in this region as a result of both higher oil revenues and rising numbers of tourists has impacted positively on gold jewellery consumption.
While the challenge from increasingly more prominent lifestyle, luxury and branded products is, as it is in other markets, clearly growing, the gold category in the Middle East has so far sustained its already high rate of gold consumption per capita compared to the rates of growth in population and per capita disposable income.
AngloGold Ashanti has partnered with the WGC and a leading jewellery wholesaler in the region to develop a business concept to launch and promote at the local retail level selected collections of mid- to high-end gold jewellery from the product ranges of
Italian-based manufacturers. The project is intended to improve the gold jewellery product and retailing proposition offered to both the domestic and the tourist consumer segments in the Middle East.
Host Country Jewellery Sector Development
AngloGold Ashanti’s marketing efforts have historically been directed at the growth and development of the jewellery sector in countries that host AngloGold Ashanti operations. These projects are intended to bring benefit to the company on several levels: corporate image-building, supporting host governments’ beneficiation agendas; and providing a platform for strategic market development projects.
These projects will continue to be important for jewellery sector development and will be focused primarily in South Africa,
Brazil and Ghana. AngloGold Ashanti continues to hold a 25 percent stake in the Oro Group, the largest gold jewellery manufacturer in South Africa, with projects in Ghana and Brazil currently under investigation.

AuDITIONS
In 2004, following the business combination of AngloGold and Ashanti, the AngloGold Ashanti AuDITIONS brand was created to unite the company’s gold jewellery design competitions and to reinforce the company’s brand in look, feel and character. The concept of AuDITIONS is premised on the metaphor of the performing arts, with designers auditioning in gold through their pieces.
The overall strategic objective of AuDITIONS is to stimulate innovative design in high-caratage gold around the world in order to raise the profile of and drive demand for this jewellery category among consumers. AuDITIONS competitions also seek, through their contacts with the jewellery manufacturing and retail trade, to promote the concept of innovative jewellery design and expose the trade to new and innovative design and techniques.
It is intended to build AuDITIONS into an independent global competition brand and, with the help of the WGC, the competition has been extended to the key gold markets of India, China and the Middle East, from its original bases in South Africa and
Brazil.
Uranium
AngloGold Ashanti remains South Africa’s largest producer of uranium. Several initiatives are under way to boost AngloGold
Ashanti’s uranium production further. In 2007, a new tailings dam was commissioned in order to segregate untreated uranium-
bearing material from material which had previously been treated. Work has begun on an upgrade of the uranium plant at Vaal
River and this will be commissioned in 2009. Nuclear Fuels Corporation of South Africa (Pty) Limited (Nufcor) has also entered into contracts with several other uranium producers to treat their material. The first deliveries under these contracts started in late 2007.
Following a run of price increases lasting more than four years, the spot price of U3O8 reached an all-time high of $136 per pound in mid-June 2007. The price weakened thereafter due to weak seasonal demand during the summer months. The spot price dropped to a low of $75 per pound at the start of October before recovering to end the year at $90 per pound.
Recent spot price volatility has been predominantly demand-driven with utilities backing away from the market in light of the record prices for uranium. Conversely, term market prices have remained remarkably steady with published prices remaining at
$95 per pound throughout the second half of 2007. Term activity remains the dominant contracting force in the uranium market with up to 90 percent of utility demand procured via direct multi-year supply agreements with producers.
Forward uranium market fundamentals remain positive with robust demand augmented via an increasing number of new reactor build projects. Market prices are anticipated to remain robust for several years with the potential for price spikes in the event of further supply disruption.
Gold production and mine-site rehabilitation processes
The process of producing gold
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
•
Refractory ore treatment: after fine grinding, the sulphide materials are separated from the barren gangue material using flotation to produce a high-grade sulphide concentrate. The sulphide concentrate is oxidized by either roasting as at Brasil Mineração or bacterial oxidation (BIOX) as at Obuasi. The oxidation process oxidizes the sulphide minerals, liberating the gold particles and making them amenable to recovery by the cyanidation process.
• Free milling and oxidized refractory ores are processed for gold recovery by leaching the ore in agitated tanks in an alkaline cyanide leach solution. This is generally followed by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).
•
An alternative process is the heap-leach process. This process is generally considered applicable to high-tonnage, low-grade ore deposits, but it can be successfully applied to medium-grade deposits where the ore deposit tonnage cannot economically justify constructing a process plant. Run- of-mine ore is crushed and heaped on a leach pad.
Low strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The dissolved gold bearing solution is collected from the base of the heap and transferred to carbon-in-
solution (CIS) columns where the gold cyanide complex is adsorbed onto activated carbon. The stripped solution is recycled to the top of the heaps.

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

Operating performance
In 2007, gold production totaled 5.5 million ounces compared to 5.6 million ounces in 2006. This decline in production was largely a result of the reduced volumes mined at the South African operations owing to safety concerns, and at some of the operations in Mali which are nearing the end of their productive lives. Record production was reported at Sunrise Dam in
Australia and at Siguiri in Guinea, while at Moab Khotsong in South Africa the ramp-up in production continued. Total cash cost per ounce for the year was $367 compared to $321 in 2006.
AngloGold Ashanti has 20 operations in 10 countries around the world. The 20 operations include Boddington, a joint venture expansion project with Newmont, which is currently underway in Australia. While these operations are managed on a regional basis, they are reported on country-by-country basis.
The operations and geographical areas in which AngloGold Ashanti currently operates are shown below.

OPERATIONS AT A GLANCE for the year ended December 31, 2007
Attributable tonnes
treated/milled (Mt)
Average grade
recovered (g/t)
Attributable gold
production (000oz)
Total cash costs
($/oz)
(1)
2007       2006      2005     2007      2006      2005      2007      2006       2005       2007       2006       2005
SOUTH AFRICA
2,328     2,554     2,676
Vaal River
Great Noligwa 2.0 2.4 2.3 7.54 8.08 9.30 483 615 693 404 260 264
Kopanang 1.8 2.0 2.0 7.24 7.01 7.38 418 446 482 306 291 277
Moab Khotsong
(1)
0.3 0.2 – 7.94 6.35 – 67 44 – 672 659 –
Tau Lekoa 1.4 1.5 2.1 3.62 3.76 3.96 165 176 265 473 438 410
Surface operations 8.0 7.2 5.8 0.49 0.49 0.51 125 113 95 304 283 287
West Wits
Mponeng 1.9 1.9 1.7 9.50 9.93 9.15 587 596 512 264 238 279
Savuka 0.3 0.4 0.6 6.69 7.68 6.80 73 89 126 397 337 430
TauTona
(2)
1.8         2.0        1.6
9.67
10.18       9.62        409        474         502        318         270       256
ARGENTINA
Cerro Vanguardia (92.5 percent) 0.9 0.9 0.9 6.88 7.29 7.70 204 215 211 260 223 171
AUSTRALIA
Sunrise Dam
(3)
3.8        4.0         3.6
4.86       3.39       3.68        600        465        455         262        333        269
BRAZIL
408        339        346
Brasil Mineraçáo
(2)
1.4         1.1         1.3
7.48       7.60       7.27        317        242        250         246         207       169
Serra Grande (50 percent)
(2)
0.4 0.4 0.4 7.21 7.51 7.93 91 97 96 264 196 158
GHANA
527        592        680
Bibiani
(5)
– 2.1
2.4          –
0.55
1.46           –
37
115            –
432 305
Iduapriem
(3)(4)
2.8         3.0         3.2
1.85       1.74       1.71        167        167        174         497         413       348
Obuasi
(2)
6.0         6.2         4.7
4.43       4.39       4.77        360        387        391         464         397       345
GUINEA
Siguiri (85 percent)
(3)
8.3         7.0         5.8
1.05       1.08       1.21        280        256        246         471         398       301
MALI
441        537         528
Morila (40 percent) 1.7 1.7 1.5 3.36 3.88 5.41 180 207 262 333 266 191
Sadiola (38 percent) 1.6 1.8 1.9 2.76 3.22 2.73 140 190 168 414 268 265
Yatela (40 percent)
(6)
1.2        1.3          1.3
3.46       4.12       2.99        120        141          98        300         241        263
NAMIBIA
Navachab 1.6 1.5 1.2 1.56 1.81 2.05 80 86 81 475 349 321
TANZANIA
Geita 5.1 5.7 6.1 2.01 1.68 3.14 327 308 613 627 630 298
UNITED STATES OF AMERICA
Cripple Creek & Victor
(6)
20.9
21.8        19.2
0.53       0.54       0.62        282        283        330         269        248        230
(1)
Attributable production at Moab Khotsong prior to commercial production in 2006 was capitalized against pre-production costs.
(2)    The yield of TauTona, Brasil Mineraçáo, Serra Grande and Obuasi represents underground operations.
(3)    The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.
(4)
The minority shareholdings of the International Finance Corporation (10 percent) and Government of Ghana (5 percent) were acquired effective
September 1, 2007 and Iduapriem is now wholly-owned by AngloGold Ashanti.
(5)
The yield of Bibiani represents surface and dump reclamation in 2006 and open-pit operations in 2005. Bibiani was sold effective December 28, 2006.
(6)    The yield of Yatela and Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed.

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
and Savuka mines are located.
Rights:
In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA),
which was passed by the Parliament of South Africa in June 2002 and came into effect on May 1, 2004. The objects of the Act are to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. The object is also to ensure security of tenure concerning prospecting, exploration, mining and production operations. The state ensures that holders of mining and prospecting rights contribute to the socio-economic development of the areas in which they are operating.
AngloGold Ashanti was informed on August 1, 2005, by the Director General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines, had been successful. These applications relate to all of its existing operations in South Africa. The notarial agreements for the converted West Wits mining right and Block 1C11 new mining rights have been executed and registered as well as the agreements for Jonkerskraal,
Weltevreden, Moab Extension Area and the new right for Edom, all of which form part of the Vaal River operations. Two notarial agreements relating to the Vaal River operations are in the process of being executed and registered. The deadline for the conversion process is April 2009. The South African government expects to finalize the Royalty Bill towards the end of
2008.

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
Safety: At the South African operations, there were most regrettably 27 fatalities during the course of 2007, five fewer than in
2006. This resulted in a FIFR of 0.29 per million hours worked for the year as opposed to 0.35 in 2006. The LTIFR for the
South African operations as a whole for 2007 was 12.72 per million hours worked (2006: 12.53), indicating a deterioration in safety levels, although there were improvements in the safety performance at Kopanang, Moab Khotsong and Tau Lekoa.
The safety of AngloGold Ashanti’s workforce remains a priority and in November 2007, the ‘Safety is our first value’ campaign was launched at the South African operations. This behavior-based campaign will begin with developing a framework for managing safety, the template for which will be based on OSHAS 18001 and OSHAS 18002. The safety campaign was launched in collaboration with the trade unions and government representatives. Simultaneously, various safety interventions were implemented at the operations to re-emphasize the company’s principles and standards regarding safety. The focus is on leadership, behavior and on improving compliance with operating standards at all levels.
•   West Wits operations
Description: The Mponeng, Savuka and TauTona mines are situated on the West Wits Line, near the town of Carletonville, straddling the border of the province of Gauteng and North West Province. Mponeng has its own gold processing plant while the Savuka and TauTona operations share a plant.
Together, the West Wits operations collectively produced 33,258 kilograms (1,069,000 ounces) of gold, equivalent to
20 percent of group production.
Mponeng
Description: Mponeng is situated close to the town of Carletonville in North West Province, southwest of Johannesburg, straddling the border with the province of Gauteng. The mine currently mines the Ventersdorp Contact Reef (VCR) with stoping taking place at an average depth of 3,054 meters. The deepest operating stope is at a depth of 3,370 meters below surface.
Given the high degree of variability in the grade of the VCR at Mponeng, a sequential grid mining method is used which allows for selective mining and increased flexibility in dealing with changes in grade ahead of the stope.
Mponeng comprises a twin-shaft system housing two vertical shafts and two service shafts. Ore mined is treated and smelted at Mponeng’s gold plant. The ore is initially ground down by means of semi-autogenous milling after which a conventional gold leach process incorporating liquid oxygen injection is applied. The gold is then extracted by means of carbon-in-pulp technology. The Mponeng gold plant conducts electrowinning and smelting (induction furnaces) on products from Savuka and
TauTona as well. The Mponeng gold plant has a capacity of 160,000 tonnes per month.

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
Safety: Safety at Mponeng deteriorated during the year, with the LTIFR rising from 10.70 in 2006 to 13.08 in 2007. There were also, most regrettably, six fatalities during the year with the result that FIFR rose to 0.42 (2006: 0.30). Four of these fatalities were caused by seismic events, one a result of a fall of ground and an accident involving machinery.
Operating review: Production declined by 2 percent to 18,260 kilograms (587,000 ounces) in 2007 compared with
18,549 kilograms (596,000 ounces) in 2006. The various planned and unplanned work stoppages and safety initiatives conducted towards the end of the year, combined with a decline in grade and reduced face advance, contributed to the decrease in production.
There was a 4 percent decline in the area mined in 2007, largely as a result of a 3 percent decrease in face length.
Cost-saving initiatives were implemented at Mponeng and cost increases were kept to a minimum during the year. Total cash costs rose by 11 percent to $264 per ounce, largely a result of the fatal accidents and the resulting loss of production days.
Also affecting costs were the strength in the rand and the increase in expenditure on seismic-related support.
Capital expenditure (including the amounts spent on below 120 VCR project and purchase of equipment) for the year totaled
R604 million ($86 million) (2006: R325 million ($48 million)). The SS2 shaft, which extends the mining depth to 6,700 meters, was commissioned in December 2007.
Growth prospects: There are currently two growth projects at Mponeng.
VCR below 120 project: this entails accessing the mineral reserves below 120 level. It is estimated that this project will add
2.5 million ounces to production at a cost of $252 million (R2.03 billion). This project was approved by the board in February
2007, following which construction began. On-reef development and thus the start of production are scheduled for 2013 with full production due in 2015.
CLR below 120 project: Work is currently under way on this project aimed at accessing the Carbon Leader Reef which is located about 900 meters below the VCR. Initial estimates are that it has the potential to contribute up to 7.4 million ounces to production over the life of the project. Production from this project is estimated to commence in 2018.
Savuka
Description: Savuka is situated on the West Wits line in the province of Gauteng, approximately 70 kilometers south-west of
Johannesburg. Savuka is close to the town of Carletonville in North West Province. The mine currently mines both the Carbon
Leader Reef (CLR) and the Ventersdorp Contact Reef (VCR).
This mining operation comprises sub and tertiary shaft systems with the latter reaching a depth of 3,777 meters, making
Savuka the deepest mine in the world. Longwall mining was the preferred extraction method until recently but the operation is in the process of converting to sequential grid mining. There are 23 panels currently in operation.
Ore mined at Savuka is processed firstly at TauTona’s processing plant. The plant uses conventional milling to crush the ore and a carbon-in-pulp circuit to treat the ore further, after which it is sent to the Mponeng gold plant where the gold is extracted by means of electrowinning and smelting. The Savuka gold plant has a capacity of 280,000 tonnes per month.

Savuka was scheduled to close in April 2006. However, the strengthening gold price at that time, and a revised business plan for Savuka based on shared managerial and processing resources, have contributed to a turnaround at this operation which is now making a positive contribution to AngloGold Ashanti.
Safety: There was a deterioration in safety during the year with an overall LTIFR for the year of 25.99 per million hours worked compared to 19.30 in 2006. There were two fatalities caused by seismic falls of ground to give a FIFR of 0.79 for the year
(2006: 0.0). Steps were taken to address safety including dedicated ‘safety’ days, mass communication and employee workshops. These were in addition to the launch of the ‘safety is our first value’ campaign.
Operating review: Production was down to 2,284 kilograms (73,000 ounces) in 2007, although output was greater than had been initially planned. Volumes mined were 9 percent down on 2006 with tonnes milled down by 5 percent. Increased development for much of the year aimed at improving the stoping widths resulted in reduced grades. However, once this had been achieved, reduced face advances, work stoppages and safety interventions also had a negative effect on production.
Total cash costs increased by 18 percent to $397 per ounce, largely as a result of the reduced production and lower grades which were affected by the decline in stoping activity and increase in development waste.
Growth prospects: The restructuring program instituted at Savuka over the last two years has increased its expected life of mine. There is an extensive resource to the west of current mining activities. Exploration and drilling programs are being undertaken to determine extent and accessibility of this resource and to target potential mining prospects prior to the conduct of feasibility studies.
TauTona
Description: TauTona is situated close to Savuka near the town of Carletonville. TauTona exploits the Ventersdorp Contact
Reef (VCR) and the Carbon Leader Reef (CLR). Mining operations are conducted at depths ranging from 1,800 meters to
3,500 meters at which the deepest stoping sections are found.
The mine consists of a main shaft system supported by secondary and tertiary shafts. The mining method used here is primarily longwall mining. TauTona shares a processing plant with Savuka. The plant uses conventional milling to crush the ore and a carbon-in-pulp plant to treat the ore further. Once the carbon has been added to the ore, it is transported to the gold plant at Mponeng for electrowinning, smelting and the final recovery of the gold.
Safety: There was deterioration in safety at TauTona during 2007. The LTIFR for the year was 18.14 (2006: 17.09) and there were five fatalities (2006: 16), the major cause of which was rockfalls and/or falls of ground. The FIFR for the year was 0.40
(2006: 1.23) .
Operating review: Gold production declined by 14 percent to 12,714 kilograms (409,000 ounces) (2006: 14,736 kilograms
(474,000 ounces)), owing to a greater-than-scheduled decline in the volume of ore mined. This was a result of increased seismic activity in the vicinity of the CLR shaft pillar which is being mined, and at several high-grade production panels, where production was halted for limited periods during the course of the year owing to the fatal accidents caused by seismic activity.
Both face length and face advance were negatively affected by seismicity during the year. The increased geological risk from this seismic activity necessitated re-planning regarding mine layout and mining methods.
The decline in production, together with an increase in input costs, annual wage increases, work stoppages and a stronger rand contributed to an 18 percent increase in total cash costs to $318 per ounce. The increase in cash costs occurred despite the implementation of various cost-saving initiatives, which were insufficient to offset the increase in costs associated with the reduction in production and costs related to the repair of seismic damage. Capital expenditure was R500 million ($71 million), less than had been planned.
Growth prospects: There are currently three growth projects under way at TauTona:
The CLR below 120 level project is accessed via a twin-decline system down to 128 level. Production is planned to begin in
2009 and the project is scheduled to produce 2.5 million ounces of gold from 2009 to 2019. The project has total budgeted capital expenditure of $172 million (R1.2 billion) of which $73 million (R512 million) has been spent to date.

The CLR shaft pillar extraction project enables stoping operations to be conducted up to a recently revised infrastructural zone of influence. Production from this project, which began in 2004 and will continue until 2010, is estimated to total more than
425,000 ounces at an average cash cost of $118 per ounce during this period. Capital expenditure for this project is
R272 million ($40 million) at current exchange rates, most of which has been committed.
The VCR pillar project, which accesses the VCR pillar area located outside the zone of influence, began production in 2005.
Development is scheduled to be completed by mid-2009. Total production over a nine-year period until 2013 is estimated at almost 226,000 ounces at a capital cost of R123 million ($18 million). Of this, R95 million ($14 million) has been spent to date.
The average project cash cost is calculated to be $158 per ounce.
Operating and production data for West Wits operations
Mponeng                             TauTona                                  Savuka
2007
Pay limit (oz/t) 0.23 0.4 0.40
Pay limit (g/t) 7.83 16.11 13.72
Recovered grade (oz/t) 0.277 0.282 0.195
Recovered grade (g/t) 9.50 9.67 6.69
Gold production (000 oz) 587 409 73
Total cash costs ($/oz)
(1)
264 318 397
Total production costs ($/oz)
(1)
356 474 466
Capital expenditure ($ million) 86 71 9
Employees
(2)
5,126 4,160 1,063
Outside contractors
(2)
435 832 80
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
(2)
Average for the year.

·    Vaal River operations
Description: The Great Noligwa, Kopanang, Moab Khotsong and Tau Lekoa mines are situated near the towns of Klerksdorp and Orkney on the border of North West Province and the Free State. The AngloGold Ashanti Vaal River operations have among them four gold plants, one uranium plant and one sulphuric acid plant.
Combined, the Vaal River operations (including surface operations) produced 39,171 kilograms (1,259,000 ounces) of gold, equivalent to 23 percent of group production.
Great Noligwa
Description: Great Noligwa adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney on the Free
State side of the Vaal River. Both the Vaal Reef, the primary reef, and the Crystalkop Reef, a secondary reef, are mined here.
The mining operation here consists of a twin-shaft system and operates over eight main levels at an average depth of
2,400 meters.
Owing to the geological complexity of the orebody, a scattered mining method is employed. Great Noligwa has its own dedicated milling and treatment plant which applies conventional crushing, screening semi-autogenous grinding and carbon-in-
leach processes to treat the ore and extract the gold.
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
309
263
140
420
Uranium plants
Capacity (000 tonnes/month)
–
–
–
–
–
–
263
Pyrite flotation plants
Capacity (000 tonnes/month)
–
–
–
250
145
Sulphuric acid plants
Production (tonnes/month)
–
7,500
–
–
–

Operating and production data for Vaal River operations
Great Noligwa
Kopanang
Tau Lekoa
Moab Khotsong
(3)
2007
Pay limit (oz/t)
0.34
0.36
0.16
1.52
Pay limit (g/t)
11.69
12.18
5.39
52.12
Recovered grade (oz/t)
0.220
0.211
0.106
0.232
Recovered grade (g/t)
7.54
7.24
3.62
7.94
Gold production (000 oz)
483
418
165
67
Total cash costs ($/oz)
(1)
404                              306                             473                              672
Total production costs ($/oz)
(1)
513                              400                             752
1,254
Capital expenditure ($ million)
37
52
16
89
Employees
(2)
5,908                           5,470                           2,506                          1,986
Outside contractors
(2)
726                              465                             345
1,548
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
(3)
Commercial production commenced on January 1, 2006.
Safety: Safety at Great Noligwa as measured by the LTIFR deteriorated year-on-year. The LTIFR for the year was
14.46 (2006: 12.21). There were regrettably two fatalities (2006: seven) caused by falls of ground, to give a FIFR of 0.11, as compared to 0.36 in 2006.
Operating review: Production declined by 21 percent to 15,036 kilograms (483,000 ounces) in 2007, compared to
19,119 kilograms (615,000 ounces) in 2006. This was a result of poor face advance combined with a lack of mining flexibility given the geological features encountered, and increased mining of pillars at the boundary limits of the mining lease area. The decline in production was also affected by safety-related work stoppages and the running of safety training initiatives towards the end of the year. The overall result was a 16 percent decline in tonnes mined.
Overall, total cash cost for the year rose by 55 percent to $404 per ounce. Increases in costs were the result of lower volumes, higher input costs, annual wage increases and losses on uranium byproduct. The losses on uranium were caused by firstly, reduced production and secondly, uranium purchases which had to be made to meet contractual obligations. Capital expenditure totaled R261 million ($37 million).
Growth prospects: As the operation ages, Great Noligwa is in the process of converting from conventional scattered mining to pillar or remnant mining for the remainder of its operational life. Up until now the Vaal Reef has been the most economically viable reef to mine. However, as this reef is being mined out, the less economical Crystalkop Reef is being increasingly exploited as are economically viable pillars within the mine boundaries.

Kopanang
Description: Kopanang adjoins Great Noligwa and is located close to the town of Orkney on the Free State side of the Vaal
River. The major reef mined at Kopanang is the Vaal Reef, while a secondary reef, the Crystalkop Reef, is mined on a smaller scale. Mining operations are conducted at depths ranging from 1,350 meters to 2,240 meters.
The Kopanang operation comprises a single shaft system. Given the geologically complex orebody occurring at Kopanang, a scattered mining method is used with the orebody being accessed mainly via footwall tunneling, raised on the dip of the reef and stoped on strike. Kopanang has a gold processing plant that uses both conventional semi-autogenous grinding and carbon-in-pulp technology. There are two streams of ore into the plant, one of which is fed mainly by Vaal Reef ore while the other is fed exclusively by Ventersdorp Contact Reef ore from Tau Lekoa.
Safety: Safety as measured by the LTIFR improved year-on-year. The LTIFR for the year was 13.10 (2006: 15.22). There were regrettably three fatalities (2006: two) caused by accidents involving machinery and explosives. FIFR for the year was
0.22 compared to 0.14 in 2006.
Operating review: Gold production declined by 6 percent to 13,013 kilograms (418,000 ounces) (2006: 13,886 kilograms
(446,000 ounces)) with volumes mined decreasing by 5 percent. Although an initial drop in production was made up subsequently when increased volumes of higher grade material were mined, resulting in an improved yield for the year, this was insufficient to prevent an overall decline in production year-on-year. Seismic activity was a concern during the year as this limited access to high-grade areas. In addition, mining face length was restricted by the unexpected geological structures encountered, the intersection of methane, a lack of mining flexibility and shifts lost owing to safety-related training and work stoppages.
The decreased production, combined with increased input costs including the implementation of winter power tariffs and annual wage increases contributed to a 5 percent increase in total cash costs to $306 per ounce.
Capital expenditure rose by 29 percent to R362 million ($52 million).
Growth prospects: A new waste washing plant is planned at a cost of R11 million ($1.6 million). The plant will upgrade the quality of the fines to be added to the Kopanang stream as well as that of the tonnes to be sent to the plant at Great Noligwa for uranium extraction.
The orebody to the west of Kopanang’s current mining area is being explored which, if it proves viable, will extend the life of mine.
Tau Lekoa
Description: Tau Lekoa is one four mining operations in the Vaal River area. It is close to the town of Orkney on the North
West Province side of the Vaal River. Unlike the other Vaal River operations, the major reef mined at Tau Lekoa is the
Ventersdorp Contact Reef. Mining operations are conducted at depths ranging from 800 meters to 1,743 meters, making this one of the shallower AngloGold Ashanti mines in South Africa. Tau Lekoa has an expected life of mine of nine years.
The Tau Lekoa operation comprises a twin-shaft system. Because of the geologically complex orebody occurring at Tau Lekoa, a scattered mining method is used with the orebody being accessed via footwall tunneling while stoping takes place on strike.
There are currently seven shaft levels with an average of 70 panels in operation. Tau Lekoa employs hydro-electric power as its primary source of energy.
Ore mined by Tau Lekoa is processed and treated in preparation for gold extraction at the Kopanang gold plant.
Safety: Although safety as measured by the rate of lost-time injuries improved to 19.07 compared to 24.99 in 2006, in terms of fatalities, safety standards declined. There were regrettably four fatalities at Tau Lekoa to give a FIFR for the year of
0.58 (2006: 0.15).

Operating review: Production declined by 6 percent to 5,137 kilograms (165,000 ounces) in 2007 from 5,473 kilograms
(176,000 ounces) in 2006, despite a marginal improvement in face advance. This was in line with a scheduled down-sizing of the operation in 2006/7, and a planned decline in yields and inventory depletion. Production was achieved despite work stoppages, both planned and unplanned, around safety-related matters and the implementation of safety training initiatives.
While Tau Lekoa has proved that current levels of production are both sustainable and profitable, its primary challenge is to maintain high levels of output per employee without compromising safety.
Total cash costs rose by 8 percent to $473 per ounce compared to $438 per ounce the previous year. Capital expenditure for the year totalled R113 million ($16 million) (2006: R74 million ($11 million)).
Growth prospects: The current aim of the Tau Lekoa operation is to maintain current levels of production.
Moab Khotsong
Description: Moab Khotsong, the newest of AngloGold Ashanti’s South African operations, began commercial production in
January 2006. Located south and south-east of Great Noligwa and Kopanang in the Free State province, Moab Khotsong was developed so as to exploit the Vaal Reef. The first phase of this operation included the development of a main shaft system, a subsidiary ventilation shaft and three main production levels to a depth of between 2,600 meters and 3,054 meters below surface.
Given the known geological complexity of the Vaal Reef, a scattered mining method has been employed with haulages, cross cuts and raises pre-developed in a grid system.
Safety: There were most regrettably five fatalities at Moab Khotsong in 2007. The primary cause of the fatal accidents was seismic events. The FIFR for the year was 0.57 (2006: 0.27). There was, however, an improvement in the LTIFR to
13.48 (2006: 15.75).
Operating review: Production continued to ramp-up with 2,081 kilograms (67,000 ounces) being produced in 2007
(2006: 1,371 kilograms (44,000 ounces)) – 726 kilograms (23,000 ounces) were produced in the fourth quarter of 2007 alone.
Annual production was, however, less than had been budgeted as a result of poor face advance which was 25 percent less than planned. Consequently, tonnes mined were 21 percent down on expectations.
Full annual production of 14,000 kilograms (440,000 ounces) is scheduled for 2013. As at the end of December 2007, the total cost of developing Moab Khotsong was R4,193 million ($599 million) (at an exchange rate of R7/$).
The values mined and volumes treated increased by 25 percent and 21 percent, respectively. This was despite an increase in dilution owing to an increase in off-reef mining and stoping widths in order to negotiate dip faults.
Total cash cost rose by 2 percent to $672 per ounce compared to $659 per ounce the previous year. Costs were negatively affected by the lower-than-scheduled level of production, the purchase of uranium to meet delivery contracts, and the relative strength of the rand for the year. Capital expenditure for the year totaled R628 million ($89 million) (2006: R565 million
($83 million)).
Growth prospects: A study for Phase 2 of the development at Moab Khotsong which will extend below the Phase 1 workings was approved by the board and completed during 2007.

ARGENTINA
AngloGold Ashanti has one gold mine in Argentina, Cerro Vanguardia, which produced 204,000 attributable ounces of gold in
2007, equivalent to 4 percent of group production. The company owns the right to exploit the deposit up to 2036 based on the
Usufruct Agreement signed in December 1996.
Description: AngloGold Ashanti has an interest of 92.5 percent in Cerro
Vanguardia and the province of Santa Cruz, 7.5 percent. Located to the north-
west of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits with high stripping ratios. The orebodies comprise a series of hydrothermal vein deposits containing vast quantities of silver which is produced as a by-product.
Ore is processed at a metallurgical plant located at the mine and includes a cyanide recovery plant. Technology at the plant is based on carbon-in-leach processes with the tailings dam incorporated in a closed circuit with plant process so that there is no final discharge. The Cerro Vanguardia gold plant has a capacity of 82,000 tonnes per month.
Rights: According to Argentinean mining legislation, mines are the private property of the nation or a province, depending on where they are located.
Individuals are empowered to explore for, exploit and dispose of mines as owners by means of a legal license granted by a competent authority under the provisions of the Argentine Mining Code. The legal licenses granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine
Mining Code. In Argentina, the usual ways of transferring rights over mining licenses are: to sell the license; to lease such license; or to assign the rights under such a license by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia, the mining title holder is its partner, Fomicruz, and due to the Usufruct Agreement signed between them and Cerro Vanguardia
SA on December 27, 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on
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
The veins are typical of epithermal, low-temperature, adularia-sericite character and consist primarily of quartz in several forms:
as massive quartz, banded chalcedonic quartz, and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidized to limonite. The veins show sharp contacts with the surrounding ignimbrite which hosts narrow stockwork zones that are weakly mineralized and appear to have been cut by a sequence of north-east-trending faults that have southerly movement with no appreciable lateral displacement.

Safety: There was a deterioration in safety during the year. The LTIFR for 2007 was 3.34 compared to 3.13 in 2006. As in
2006, there were no fatalities in 2007. Corrective action has been taken including safety awareness workshops for the managers responsible for operational safety, supervisors and contractors.
Operating review: Attributable production decreased in line with expectations to 204,000 ounces for the year, mostly as a result of the lower grade mined in the first three quarters of the year.
The highlights for the year were the higher stripping ratio achieved with the extraction of 1.5 million tonnes of additional waste and an increase in silver production to 420,000 ounces.
The recovered grade decreased year-on-year from 7.29g/t in 2006 to 6.88g/t in 2007 as a result of the lower grade material supplied to the plant.
Total cash costs increased by 17 percent to $260 per ounce as compared to $223 per ounce in 2006. Increases in the cost of mining supplies, a function of the inflationary impact of higher commodity prices and higher maintenance costs (due to an extension on the useful life of some mine equipment), as well as an increase in workforce and contractor costs, were partially offset by greater silver by-product revenue.
Capital expenditure for the year amounted to $18 million, spent largely on mine equipment and mine and plant infrastructure.
Growth prospects: The four-year brownfields exploration program entered its second year in 2007. The focus of the program is to determine the extent of and to delineate the shallow, high-grade mineral resources.
Operating and production data for Cerro Vanguardia
2007                          2006                           2005
Pay limit (oz/t)
0.18
0.13
0.12
Pay limit (g/t)
3.48
4.56
4.02
Recovered grade (oz/t)
0.201
0.213
0.225
Recovered grade (g/t)
6.88
7.29
7.70
Gold production (000 oz) 100 percent
220
232
228
Gold production (000 oz) 92.50 percent
204
215
211
Total cash costs ($/oz)
(1)
260
223
171
Total production costs ($/oz)
(1)
358
372
270
Capital expenditure ($ million) 100 percent
20
19
15
Capital expenditure ($ million) 92.50 percent
18
18
14
Employees
(2)
708
623
487
Outside contractors
(2)
309
283
459
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

AUSTRALIA
AngloGold Ashanti’s three assets in Australia are the
Sunrise Dam gold mine, and the Boddington and
Tropicana joint venture projects. In 2007, production
from Sunrise Dam was a record 600,000 ounces, an
increase of 29 percent and equivalent to 11 percent of
group production for the year.
Ownership of these assets, all in the state of Western
Australia, is as follows:
The Sunrise Dam gold mine is 100 percent owned by
AngloGold Ashanti and is currently the only producing
AngloGold Ashanti operation in Australia. The
Sunrise Dam gold plant has a capacity of
300,000 tonnes per month.
The Boddington project is a joint venture between
AngloGold Ashanti and Newmont Mining Corporation,
in which each has interests of 33.33 percent and
66.67 percent, respectively.
The Tropicana project is a joint venture between AngloGold Ashanti (70 percent) and Independence Group NL (30 percent), which will contribute in terms of its 30 percent stake on completion of the pre-feasibility study.
Rights: In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant state or territory. Exploration for, and mining of, minerals is regulated by the general mining legislation and controlled by the mining ministry of each respective State or Territory. AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations, and both the group and its joint venture partners are fully authorized to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti’s operations in
Australia.
Sunrise Dam
Description: The Sunrise Dam gold mine is located in the northern goldfields of Western Australia, 220 kilometers north-east of Kalgoorlie and 55 kilometers south of Laverton. The mine consists of a large open-pit, which is now in its eleventh year of operation, and an underground mine, which began producing in 2003. Mining at both operations is conducted by contractors and the ore mined is treated in a conventional gravity and CIL processing plant which is owner-managed.
Geology: Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittleductile low strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.
Safety: While no fatalities were recorded there was a slight deterioration in the rate of lost-time injuries. The LTIFR for the year was 2.63 (2006: 1.81).
Operating review: Production increased by 29 percent to a record 600,000 ounces in line with expectations
(2006: 465,000 ounces). The GQ zone in the open pit provided the anticipated large volumes of high grade ore, which accounted for the increase in annual gold production. Approximately 79,000 ounces of gold production was sourced from the underground mine. Progress was made in developing access to the Cosmo, Dolly, and Watu lodes and 2,000 meters of underground capital development and 6,100 meters of operational development were completed. A total of 67,400 meters of diamond drilling was also completed.

Processing plant throughput in 2007 was 3.8 million tonnes, slightly lower than the record throughput of 3.9 million tonnes in
2006.
Total cash costs fell by 21 percent to $262 per ounce. Despite cost increases in areas such as open-pit mining contractor rates per unit mined, the greater volume of ore mined, and the appreciation in value of the Australian dollar, the increase in production, due primarily to the higher grade of ore mined, resulted in the decrease in unit cash costs, year-on-year.
The conversion of the mine’s diesel power station to liquefied natural gas (LNG) progressed well and the new LNG facility will begin operation in the second quarter of 2008. Capital expenditure for the year amounted to A$35 million ($30 million).
Growth prospects: The main open pit (the Mega Pit) will be completed in the second quarter of 2008, at a final depth of
440 meters. A cutback of the north wall of the open pit began in October 2007, and is scheduled for completion in mid-2010.
The underground life of mine study was completed in late 2007 and, following successful exploration, underground reserves have increased to 552,000 ounces (after depletion).
Operating and production data for Sunrise Dam
2007                           2006                           2005
Pay limit (oz/t)
0.06                             0.05                             0.07
Pay limit (g/t)
1.76                             1.64                             2.27
Recovered grade (oz/t)
(2)
0.142
0.099
0.107
Recovered grade (g/t)
(2)
4.86
3.39
3.68
Gold production (000 oz)
600
465
455
Total cash costs ($/oz)
(1)
262
333
269
Total production costs ($/oz)
(1)
345
406
367
Capital expenditure ($ million)
30
24
34
Employees
(3)
102                                99                                95
Outside contractors
(3)
255
283
280
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)     Open-pit operations.
(3)
Average for the year.
Boddington (attributable 33.33 percent)
Description: Boddington is located 130 kilometers south-east of Perth in Western Australia. The original, predominantly oxide open-pit operation was closed at the end of 2001.
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
Operating review and growth prospects: The Boddington expansion project, which involves mining the basement reserves beneath the oxide pits, was approved in March 2006. The project has an attributable capital budget of between A$770 million and A$900 million ($700 million and $800 million). At year-end, overall project progress was approximately 65 percent complete, with engineering and procurement activities nearing completion. Construction of the treatment plant was approximately 32 percent complete. Based on the current mine plan, mine life is estimated to be more than 20 years, with attributable life-of-mine gold production expected to be greater than 5.7 million ounces of gold.

Operating and production data for Boddington
2007                        2006                        2005
Pay limit (oz/t)
–                               –                              –
Pay limit (g/t)
–                               –                              –
Recovered grade (oz/t)
–
–
–
Recovered grade (g/t)
–                               –                              –
Gold production (000 oz) 100 percent
–
–
–
Gold production (000 oz) 33.33 percent
–
–
–
Total cash costs ($/oz)
(1)
–
–
–
Total production costs ($/oz)
(1)
–
–
–
Capital expenditure ($ million) 100 percent
747
180
12
Capital expenditure ($ million) 33.33 percent
249
60
4
Employees
(2)
37                             12                             18
Outside contractors
(2)
387
85
48
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.
Tropicana
Description: Tropicana is a 12,500 square kilometers tenement package located 330 kilometers east north-east of Kalgoorlie in Western Australia. AngloGold Ashanti holds a 70 percent interest in the project and Independence Group NL holds a
30 percent interest (free carried to completion of the pre-feasibility study). Independence has agreed to contribute to certain project studies to ensure timely development of the project and to contribute to all regional exploration.
Geology: The Tropicana deposit comprises two known mineralized zones, the Tropicana zone to the north and Havana zone to the south. Together the known mineralized zones define a system that extends over a 4 kilometer strike length. The lenses have been tested to a vertical depth of 350 meters to 400 meters, and are open down dip. The Tropicana and Havana zones are grossly “stratiform” within the preferred gneissic host sequence. Havana zone consists of multiple stacked lenses, whereas
Tropicana comprises one main mineralised lens.
Operating review and growth prospects: The pre-feasibility study on this project began in June 2007. The study, which is scheduled to be completed by mid-2008, focuses on the Tropicana and Havana zones.
Metallurgical testwork has determined that the preferred plant configuration is a conventional carbon-in-leach circuit. Tests are currently underway to assess the optimal crushing and grinding circuit as well as the possible inclusion of energy-efficient high-
pressure grinding rolls.
With the completion of the resource estimate, pit design and mine scheduling studies are underway to determine the optimal operating scale, grade and material scheduling strategy, infrastructural requirements, and capital and operating costs. A potential large-scale water resource has been identified within 50 kilometers of the deposit.
AngloGold Ashanti and Independence have agreed to jointly fund ongoing drilling to increase the resource classification to measured, indicated and inferred by mid-2008 to enable estimation of reserves and to streamline the progression of the project to feasibility level.
Baseline environmental studies for the project have been substantially completed.
Regional exploration continues on the greater tenement package.

BRAZIL
AngloGold Ashanti’s two assets in Brazil are Brasil Mineração and Serra Grande. In 2007, these operations together produced an attributable 408,000 ounces of gold, equivalent to 7 percent of group production.
Rights: In Brazil, there are two basic mining rights: a license for the exploration stage, valid up to three years, renewable once;
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
·    the start of construction, as per an approved development plan, within six months of the issuance of the concession;
·    extracting solely the substances indicated in the concession;
·    communicating to the DNPM the discovery of a mineral substance not included in the concession title;
·    complying with environmental requirements;
·    restoring the areas degraded by mining;
·    refrain from interrupting exploitation for more than six months; and
·    reporting annually on operations.
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
Serra Grande
Cuiabá
Raposos
Gold plants
Capacity (000 tonnes/month) 135 26 66
Current throughput 112 Shut down
AngloGold Ashanti Brasil Mineração
Description: The wholly owned AngloGold Ashanti Brasil Mineração (Brasil Mineração) complex is located in south-eastern
Brazil in the state of Minas Gerais, close to the city of Belo Horizonte, in the municipalities of Nova Lima, Sabará and Santa
Bárbara. Ore is sourced from the Cuiabá underground mine, and then processed at the Cuiabá and Queiroz plants, and from the Córrego do Sítio heap-leach operation.
Geology: The area in which Brasil Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcano-sedimentary sequences and Pre-Cambrian granitic complexes. The host to the gold mineralization is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas
SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group. Cuiabá mine, located at
Sabara Municipality, has gold mineralization associated with sulphides and quartz veins in Banded Ironstone Formation (BIF)
and volcanic sequences. At this mine, structural control and fluids flow ascension are the most important factors for gold mineralization with a common association between large-scale shear zones and their associated structures. Where BIF is mineralized the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.
The controlling mineralization structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at Brasil Mineração are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralization is due to the interaction of low salinity carbon dioxide rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulphide mineralization consists of pyrrhotite and pyrite with subordinate pyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralization. Wallrock alteration is typically carbonate, potassic and silicic.
Safety: Safety levels were maintained during the course of the year with little change in the LTIFR (2007: 2.30; 2006: 2.33).
No fatalities were recorded.
Operating review: Production increased by 31 percent to 317,000 ounces in line with expectations (2006: 242,000 ounces), boosted by the commissioning and start-up of the Cuiabá Expansion Project. Although the rainy season at the start of the year hampered heap-leach activities and delayed the start up of the Cuiabá Expansion Project, by the end of the year, operating performance had improved. The Cuiabá Expansion Project includes the deepening of the underground mine, the construction of new treatment and tailings storage facilities, a roaster and an acid plant. The entire circuit has now been integrated and is operational from the underground Cuiabá mine crushing area to the Queiroz processing plant. No significant problems were experienced in increasing mine throughput from 830,000 tonnes to an average of 1.3 million tonnes annually. This project will add six years to the life of mine of Brasil Mineração.
From an operational perspective, actions such as the setting of new development rates, a new ramp, improvements to mine infrastructure and layout and improved geotechnical conditions are being implemented to consolidate a sustainable long-term rate of production. A 7 percent increase in the volume of tonnages treated has been planned to offset a 5 percent decline in grades for 2008.
Total cash costs rose by 19 percent to $246 per ounce compared to $207 per ounce in 2006. Higher costs were largely a result of the appreciation in the local Brazilian currency (the real) against the US dollar, lower grades, the reduction in by-product credits received for sulphuric acid and an increase in the operational cycle of the mine in deeper levels in addition to a new plant at Cuiabá site.
Capital expenditure for the year totaled $117 million, significantly down on that of 2006 ($168 million) as the Cuiabá Expansion
Project was completed.

Growth prospects: The Córrego do Sítio Underground Sulphide Project is investigating the viability of exploiting the potential sulphide ore resources of the Córrego do Sítio underground orebodies, namely Cachorro Bravo, Laranjeira and Carvoaria. The results from the study for this project were released in 2007. This project, which is expected to produce 100,000 ounces of gold annually over 14 years from a total of 6.8 million tonnes of ore milled, is scheduled to begin in mid-2011.
The development of a ramp and the exposure of the Cachorro Bravo orebody are continuing. The development of access drives to the Carvoaria orebody is ongoing and exposure of the Laranjeira orebody to increase the extent of the mineable resource has begun. Trial mining on the Cachorro Bravo orebody is in progress and generating data for the feasibility study.
The Lamego Project explores the orebodies on the Lamego property. This project is expected to produce approximately
450,000 ounces over nine years. However, given the geological similarity of Lamego to that of the nearby Cuiabá mine, and the lack of information regarding the deeper levels of Lamego, a more aggressive exploration program was budgeted for in 2007 and 2008 so as to evaluate the potential of increasing current expected production at Lamego to levels similar to those of the
Cuiabá operation. During 2007, development totaled 3,274 meters. A pre-feasibility study will be conducted in 2008.
Operating and production data for Brasil Mineração
2007                             2006                             2005
Pay limit (oz/t)
0.13
0.09
0.11
Pay limit (g/t)
3.50
3.10
3.86
Recovered grade (oz/t)
(1)
0.218
0.222
0.212
Recovered grade (g/t)
(1)
7.48
7.60
7.27
Gold production (000 oz)
317
242
250
Total cash costs ($/oz)
(2)
246
207
169
Total production costs ($/oz)
(2)
360
301
260
Capital expenditure ($ million)
117
168
71
Employees
(3)
1,814
1,546
1,363
Outside contractors
(3)
1,620
2,065
1,234
(1)
Recovered grade represents underground operations.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the year.
Serra Grande (attributable 50 percent)
Description: Serra Grande is located in central Brazil, in the state of Goiás, five kilometers from the city of Crixás. AngloGold
Ashanti and the Kinross Gold Corporation are joint partners in this operation. In terms of the shareholders’ agreement,
AngloGold Ashanti manages the operation and has the right to access a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande.
Serra Grande comprises two underground mines, Mina III and Mina Nova, and an open pit at Mina III which began operation in
2007. The processing circuit, with grinding, leaching, filtration, precipitation and smelting facilities, has a capacity of about
800,000 tonnes of ore a year.
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
Safety: Safety levels deteriorated during the course of the year and there was one fatality due to a rockfall in the second quarter of the year. This was the first fatality ever involving an employee of Serra Grande. Corrective action has been taken.
The LTIFR for the year was 2.47 (2006: 1.76) while the FIFR was 0.49 (2006: nil).
Operating review: Attributable production at 91,000 ounces (2006: 97,000 ounces) decreased by 6 percent mainly due to the lower grades mined.
Total cash costs increased by 35 percent to $264 per ounce, largely due to the lower grade of the material available for treatment, an appreciating local currency (the real) and inflation which affected the costs of power, labor, material and services.
Total capital expenditure amounted to $24 million or $12 million attributable. Capital expenditure was also negatively impacted by the appreciation in the local currency.
Growth prospects: An aggressive brownfields exploration campaign at Serra Grande aims to increase reserves and resources in and around Mina III and Mina Nova. In 2007, there was an increase in reserves at Mina Nova and Mina III
(orebody 4) and a new orebody named Pequizão was discovered between Mina Nova and Mina III. In 2008, the intention is to re-evaluate resources and reserves including Pequizão and start the main access to the Palmeiras mine. The access ramp project was finished by the end of 2007 and the development should start in March 2008.
Operating and production data for Serra Grande
2007                         2006                           2005
Pay limit (oz/t)
0.14
0.09
0.09
Pay limit (g/t)
3.90
3.24
3.02
Recovered grade (oz/t)
0.210
0.219
0.231
Recovered grade (g/t)
7.21
7.51
7.93
Gold production (000 oz) 100 percent
182
194
192
Gold production (000 oz) 50 percent
91
97
96
Total cash costs ($/oz)
(1)
264
196
158
Total production costs ($/oz)
(1)
374
278
229
Capital expenditure ($ million) 100 percent
24
17
13
Capital expenditure ($ million) 50 percent
12
8
7
Employees
(2)
654                             609                             566
Outside contractors
(2)
264
208
209
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

GHANA
The two AngloGold Ashanti operations in Ghana are Obuasi
and Iduapriem, which combined had total attributable
production of 527,000 ounces, equivalent to approximately
10 percent of group production, for the year.
Rights: Mining activities in Ghana are primarily regulated by the new Minerals and Mining Act, 2006 (the Mining Act.)
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
AngloGold Ashanti and the Government of Ghana have entered into a Stability Agreement with respect to the payment of royalties and taxes. Under the Stability Agreement, the government of Ghana agreed:
·    to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;
·    to maintain for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in
     Ghana at a rate of 3 percent per annum of the total revenue from minerals obtained by AngloGold Ashanti from such mining operations;
·    to ensure that the income tax rate would be 30 percent for a period of fifteen years. The agreement was amended in
     December 2006 to a tax rate equal to the prevailing corporate rate for listed companies;
·    that a sale of AngloGold Ashanti’s or any of its subsidiaries' assets located in Ghana remain subject to the government's approval;
·    to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
·    to retain its special rights (Golden Share) under the provisions of the mining Act pertaining to the control of a mining company, in respect of the assets and operations in Ghana.

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
There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The
Minister of Mines may suspend or cancel a mineral right if, among other things, the holder: fails to make payments under the
Mining Act when due; is in breach of any provisions of the Mining Actor the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals; becomes insolvent or bankrupt; makes a statement to the Minister of
Mines in relation to the mineral right which he knows, or ought to have known, to be false; or for any reason, becomes ineligible to apply for a mineral right under the provision of the Mining Law.
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
Mining properties
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
Obuasi
Description: Obuasi, which is wholly owned by AngloGold Ashanti, is located in the Ashanti region of southern Ghana, approximately 80 kilometers from Kumasi. It is primarily an underground mine operating at depths of 1,500 meters, although some surface mining does occur. Three treatment plants process the ore: a sulphide plant treats the ore from underground, a tailings plant for tailings reclamation operations and an oxide plant is used to batch treat remnant open-pit ore and stockpiles.
The mine was established in 1897 and has produced more than 30 million ounces of gold in all.
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
Safety: Regrettably there were four fatalities during the year: two were caused by accidents involving machinery, one a fall of ground and one involved an employee falling down a rock pass. The LTIFR for the year deteriorated to 2.72 per million hours worked, from 2.29 in 2006, while the FIFR rose from 0.08 in 2006 to 0.19 per million hours worked in 2007.
Remedial action has been taken to improve safety at Obuasi, including the conducting of a training program to identify and address workplace hazards for all employees involved in hazardous tasks. Each work team on the mine will, before it begins, evaluate the task at hand to determine the risks and to assign and implement a control known as a ‘simplified risk assessment’.
This procedure is to be conducted by every employee prior to the conducting of any hazardous task on the mine.
The process to obtain ISO 18001 accreditation for Obuasi began in early 2008.
Operating review: Gold production at Obuasi declined by 7 percent to 360,000 ounces in 2007 (2006: 387,000 ounces). This decline in production was largely attributable to the decline in volumes mined although the recovered grade improved marginally. An 11-day plant shut down in the third quarter and power outages during the year also contributed to the reduced production.
Total cash costs rose by 17 percent to $464 per ounce (2006: $397 per ounce), largely as a result of the reduced production and increases in prices of consumables and rates of service contracts.
Growth prospects: The Obuasi Deeps project has added 1.3 million ounces to reserves.
Ghana – Summary of metallurgical operations
Obuasi
Bibiani
Iduapriem
Sulphide
Treatment Plant
Tailings
Treatment Plant
Oxide Treatment
Plant
Gold plants
Capacity
(000 tonnes/month)
200                           200                            150                            225                           375

Operating and production data for Obuasi
2007                         2006                           2005
Pay limit (oz/t)
(1)
0.28                          0.229                           0.177
Pay limit (g/t)
8.49                           7.13                             6.06
Recovered grade (oz/t)
(1)
0.129
0.128
0.139
Recovered grade (g/t)
4.43
4.39
4.77
Gold production (000 oz)
360
387
391
Total cash costs ($/oz)
(2)
464
397
345
Total production costs ($/oz)
(2)
739
638
532
Capital expenditure ($ million)
94
91
78
Employees
(3)
4,672                          5,629                           5,852
Outside contractors
(3)
1,554
2,210
2,443
(1)
Pay limits and recovered grade refer to underground ore resources.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.
Bibiani
Bibiani in Ghana was sold to Central African Gold plc effective December 28, 2006
Operating and production data for Bibiani
2007                      2006
(4)
2005
Pay limit (oz/t)
-                          0.030                          0.020
Pay limit (g/t)
-                           0.83                            0.70
Recovered grade (oz/t)
(1)
-
0.016
0.042
Recovered grade (g/t)
(1)
-
0.55
1.55
Gold production (000 oz)
-
37
115
Total cash costs ($/oz)
(2)
-
432
305
Total production costs ($/oz)
(2)
-
594
522
Capital expenditure ($ million)
-
-
7
Employees
(3)
-                             211                             462
Outside contractors
(3)
-
142
140
(1)
Recovered grade represents open pit operations in 2005 and surface and dump reclamation in 2006.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.
(4)
For the eleven months from January 2006 to November 2006.
Iduapriem
Description: Iduapriem comprises two properties, Iduapriem and Teberebie, in which, prior to September 2007, AngloGold
Ashanti had a combined effective stake of 85 percent. The International Finance Corporation held 10 percent and the government of Ghana, 5 percent. AngloGold Ashanti acquired these minority shareholdings and, with effect from September 1,
2007, its shareholding in the Iduapriem operation increased to 100 percent.
The Iduapriem mine is situated in the western region of Ghana, some 70 kilometers north of the coastal city of Takoradi and
10 kilometers south-west of Tarkwa. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP)
plant.
Geology: The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralization is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping
Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through
Iduapriem and northwards towards Teberebie.

Safety: With the heightened focus on training and education, safety performance improved consistently throughout the year.
As at year end, the mine achieved 3.57 million hours worked without a lost-time injury. The LTIFR was 0.46 (2006: 1.15). No fatalities were recorded.
Operating review: After the problems experienced in the first quarter of the year with a mill gearbox failure at the treatment plant which impacted adversely on production, there was a turnaround in the second and third quarters. Unfortunately, at the start of the fourth quarter, the mine suffered another setback in production when a fire broke out at the main substation which affected one of two transformers that supply power to the mine. The problem took about a month to resolve following which a series of crusher problems further impacted on the mine’s performance for the fourth quarter. Total attributable production for the year at 167,000 ounces remained unchanged from 2006.
Total cash costs for the year was 20 percent higher at $497 per ounce owing to the combined impact of the mill shutdown and increases in contract mining costs.
Attributable capital expenditure for the year amounted to $23 million which was significantly up on the $5 million spent in 2006.
The increased capital expenditure was spent primarily on the plant expansion and other items.
The expansion project, which will increase current plant capacity by about 15 percent, was a highlight of the year with additional staff being located on site to progress with detailed design work and preparation for the mobilization of the main contractors. Construction of the expansion project advanced with the appointment of the civil contractor and completion of the tender for the structural mechanical and process piping component of the project. The electrical and instrumentation contracts are yet to be tendered. By year-end, good progress had been made with the earthworks and infrastructure for the new crushing plant, ball mill and thickener areas. Long lead items such as the gyratory crusher, ball mill shell and other relevant equipment arrived on site before year-end. The project is expected to be commissioned during the fourth quarter of 2008.
Growth prospects: The mine has limited growth prospects on surface. The scoping study to evaluate the viability of exploiting the considerable low-grade mineral resources of other properties lying in the Tarkwaian conglomerates that extend below the economic limits of the existing pits was not pursued during the year. However, the recent surge in the gold price has caused renewed interest in evaluating this prospect further. Additional drilling is planned to be carried out in 2008 to give more confidence to existing data and the scoping study will subsequently be progressed to pre-feasibility stage.
Operating and production data for Iduapriem
2007
(4)
2006                          2005
Pay limit (oz/t)
0.06                            0.05                          0.023
Pay limit (g/t)
1.66                            1.60                            0.72
Recovered grade (oz/t)
(1)
0.054
0.051
0.050
Recovered grade (g/t)
(1)
1.85
1.74
1.71
Gold production (000 oz) 100 percent
185
196
205
Gold production (000 oz) 100 percent
(4)
167
167
174
Total cash costs ($/oz)
(2)
497
413
348
Total production costs ($/oz)
(2)
653
544
477
Capital expenditure ($ million) 100 percent
24
6
5
Capital expenditure ($ million) 100 percent
(4)
23
5
4
Employees
(3)
721                             668                             698
Outside contractors
(3)
602
583
585
(1)
Recovered grade represents open pit operations.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.
(4)
100 percent owned effective September 1, 2007. Prior to this date, the effective holding was 85 percent.

GUINEA
AngloGold Ashanti has one gold mining operation,
Siguiri, in the Republic of Guinea. Siguiri produced
280,000 attributable ounces of gold in 2007,
equivalent to 5 percent of group production.
Rights: In Guinea, all mineral substances are the
property of the State. Mining activities are primarily
regulated by the Mining Code, 1995. The right to
undertake mining operations can only be acquired by
virtue of one of the following mining titles: surveying
permit, small-scale mining license, mining prospecting
license, mining license or mining concession.
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
and SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.
The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.
In addition to the export tax payable to the government of Guinea, a royalty on production may be payable to the International
Finance Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM). Pursuant to the option agreement between
UM and Golden Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining
Company Limited (CMC) or GSM, which payment obligation has been assigned to AngloGold Ashanti (Ghana) Limited, on a sliding scale of between 2.5 percent and 7.5 percent based on the spot gold price per ounce between $350 and $475, subject to indexing from January 1, 1995, to a cumulative maximum of $60 million. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC calculated on the same basis but at half the rate payable to UM, to a maximum of $7.8 million.

Siguiri (attributable 85 percent)
Description: AngloGold Ashanti has an interest of 85 percent in Siguiri and the government of Guinea, 15 percent. The Siguiri mine is a conventional open-pit operation situated in the Siguiri district in the north-east of the Republic of Guinea, West Africa, about 850 kilometers from the capital city of Conakry. The nearest major town is Siguiri (some 50,000 inhabitants), located on the banks of the Niger River. All ore and waste is mined by a mining contractor and the ore is processed using carbon-in-pulp
(CIP) and heap-leach processes. Siguiri mines two types of gold deposits, laterite and in situ quartz-vein related mineralizations. The Siguiri gold plant has a capacity of 800,000 tonnes per month.
Geology: This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences.
The two main types of gold deposits which occur in the Siguiri basin and are mined are:
·    laterite or CAP mineralization which occurs as aprons of colluvial or as palaeo-channels of alluvial lateritic gravel adjacent to, and immediately above; and
·    in situ quartz-vein related mineralization hosted in meta-sediments with the better mineralization associated with vein stockworks that occurs preferentially in the coarser, brittle siltstones and sandstones.
The mineralized rocks have been deeply weathered to below 100 meters in places to form saprolite or SAP mineralization.
The practice at Siguiri has been to blend the CAP and SAP ore types and to process these using the heap-leach method. With the percentage of available CAP ore decreasing, however, a new carbon-in-pulp (CIP) plant was brought on stream during
2005 to treat predominantly SAP ore.
Safety: Overall safety standards improved at Siguiri with an LTIFR for the year of 0.41 per million hours worked (2006: 0.77).
No fatalities were recorded.
Operating review: Attributable production increased by 9 percent to a record 280,000 ounces in 2007
(2006: 256,000 ounces), which was more than had been planned.
Total cash costs were again considerably higher at $471 per ounce (2006: $398 per ounce), due to higher royalty payments which are a function of the significantly higher gold price, and higher fuel costs. Siguiri is currently in discussion with the
Guinean government regarding the relationship between fuel prices and the exchange rate. Compounding the problem of rising costs is that the increase in local labor costs, together with the appreciation of the Guinean franc against the dollar, has changed the cost profile and labor costs now account for a greater proportion of total costs.
The CIP plant had a consistently good operation in 2007. A total of 9.8 million tonnes of ore was processed for the year with plant availability of 91.6 percent and a recovery rate of 94.2 percent.
Attributable capital expenditure for the year amounted to $18 million compared to $14 million in 2006.
Growth prospects: Regarding the CIP plant, the design of a second gravity concentrator and de-gritting facilities are being finalised and will be installed during 2008; these are expected to improve productivity.
Operating and production data for Siguiri
2007                         2006                          2005
Pay limit (oz/t)
0.03                            0.03                          0.017
Pay limit (g/t)
0.95                            0.94                            0.55
Recovered grade (oz/t)
(1)
0.031
0.032
0.035
Recovered grade (g/t)
(1)
1.05
1.08
1.21
Gold production (000 oz) – 100 percent
330
301
289
Gold production (000 oz) – 85 percent
280
256
246
Total cash costs ($/oz)
(2)
471
398
301
Total production costs ($/oz)
(2)
629
593
451
Capital expenditure ($ million) – 100 percent
21
19
36
Capital expenditure ($ million) – 85 percent
18
14
31
Employees
(3)
1,537                           1,541                          1,170
Outside contractors
(3)
1,380
1,167
808
(1)
Recovered grade represents open pit operations.
(2)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)
Average for the period.

MALI
AngloGold Ashanti has interests in three gold mining
operations, all of which it manages in Mali. They are
Sadiola, Yatela and Morila. The Malian operations
together produced 441,000 attributable ounces of
gold in 2007 equivalent to 8 percent of group
production.
Ownership of these three operations is as follows:
·  Sadiola: AngloGold Ashanti and IAMGOLD each
   have a stake of 38 percent while the government
   of Mali has a stake of 18 percent and the
   International Finance Corporation, 6 percent.
·  Yatela: this operation is owned by Société
   d’Exploration des Mines d’Or de Yatela SA, a
   joint venture in which AngloGold Ashanti and
   IAMGOLD each have an effective holding of
   40 percent and the government of Mali,
   20 percent.
·  Morila: this is a joint venture between AngloGold
   Ashanti and Randgold Resources in which each
   has a 40 percent interest. The remaining
   20 percent is held by the Malian government.
Rights: Mineral rights in Mali are governed by Ordinance No. 99-32/P-RM of August 19, 1999 enacting the mining code, as amended by 013/2000/P-RM of February 10, 2000 and ratified by Law No. 00-011 of May 30, 2000 (the "Mining Code"), and
Decree No. 99-255/P-RM of September 15, 1999 implementing the Mining Code.
Prospecting activities may be carried out under prospecting authorizations (autorisation de prospection) which is an exclusive right for an individual or corporate entity to carry out prospecting activities over a given area for a period of three (3) years renewable without a reduction in the area of the authorization. Research activities may be carried out under research permits
(permis de recherche). The latter are granted to corporate entities only by order of the Minister in charge of Mines. Research permits are granted for a period of three (3) years, renewable twice for additional three-year periods. Each renewal of the research permit requires a relinquishment of 50 percent of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.
An exploitation permit (permis d'exploitation) is required to mine a deposit located within the area of a prospecting authorization or a research permit. The exploitation permit grants exclusive title to prospect, research and exploit the named substances for a maximum period of thirty (30) years renewable three times for an additional 10 years). The exploitation permit is granted only to the holder of an exploration permit or of a prospecting authorization and covers only the area covered by the exploration permit or the prospecting authorization. An application must be submitted to the Minister in charge of Mines and to the National
Director of Mines.
As soon as the exploitation permit is granted, the holder of the exploitation permit must incorporate a company under the law of
Mali. The holder of the permit will assign the permit for free to this company. The State will have a 10 percent free carry interest. This interest will be converted into priority shares and the State's participation will not be diluted in the case of increasing the capital.
The mining titles mentioned above all require an establishment convention (Convention d’Etablissement) to be signed by the
State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.
AngloGold Ashanti has interests at Morila, Sadiola and Yatela, all of which are governed by establishment conventions
(Convention d’Etablissement) covering exploration, mining, treatment and marketing in a comprehensive document. These documents include the general conditions with regard to exploration (work program, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programs for local labor, protection of the environment, reclamation, safety, hygiene and settlement of disputes).

Due to the fact that the establishment conventions contain stabilization clauses, the mining operations carried out by the
AngloGold Ashanti subsidiaries in Mali are subjected to the provisions of the previous mining codes of 1970 and 1991 but also, for residual matters, to the provisions of the Mining code of 1999.
AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have thirty (30) year permits which expire in 2029, 2024 and 2030, respectively.
Sadiola (attributable 38 percent)
Description: Sadiola is situated in the far south-west of the country, 77 kilometers to the south of the regional capital of Kayes.
Mining takes place in five open pits and the ore mined is treated and processed in a 435,000 million tonnes per month
(5.2 million tonnes per month) CIP gold plant. The Sadiola gold pant has a capacity of 435,000 tonnes per month.
Geology: The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the
Kenieba Window. The specific rocks which host the mineralization are marbles and greywackes which have been intensely weathered to a maximum depth of 200 meters. A series of north-south trending faults occur that are the feeders to the Sadiola mineralization. As a result of an east-west regional compression event, deformation occurs along a north-south striking marble-
greywacke contact, increasing the porosity of this zone. North-east striking structures which intersect the north-south contact, have introduced mineralization, mainly with the marble where the porosity was greatest. The Sadiola Hill deposit generally consists of two zones, an upper oxidized cap and an underlying sulphide zone. From 1996 until 2002, shallow saprolite oxide ore from the Sadiola Hill pit was the primary ore source. Since 2002, the deeper saprolitic sulphide ore has been mined and in future will progressively replace the depleting oxide reserves.
Safety: Overall safety standards were maintained at Sadiola with an LTIFR for the year of 1.11 (2006: 1.02). No fatalities were recorded.
Operating review: Attributable production at Sadiola declined year-on-year by 26 percent to 140,000 ounces
(2006: 190,000 ounces). While there was a steady increase in production during the course of the year, this failed to make up for the sharp drop which had occurred during the first quarter of the year. This decline in the throughput of tonnes was a result of plant optimization to improve recovery of sulphide ores. The decline in the grade of feed to the plant was a result of a decision to withhold high-grade sulphide feed prior to the commissioning of the gravity circuit at the concentrator in
December 2007. Consequently, total cash costs rose sharply by 54 percent to $414 per ounce (2006: $268 per ounce).
Total capital expenditure of $16 million or an attributable $6 million, was spent during the year. A new gravity circuit was installed at the metallurgical plant to improve the recovery rates for the sulphide ores.
Growth prospects: Various options are to be reviewed in the coming year to improve current assumptions in the Deep
Sulphide Project concerning mining method, scale, energy and metallurgical recovery.
Operating and production data for Sadiola
2007                          2006                          2005
Pay limit (oz/t)
0.08                            0.06                            0.05
Pay limit (g/t)
2.46                            1.98                            1.80
Recovered grade (oz/t)
0.081
0.094
0.080
Recovered grade (g/t)
2.76
3.22
2.73
Gold production (000 oz) 100 percent
369
500
442
Gold production (000 oz) 38 percent
140
190
168
Total cash costs ($/oz)
(1)
414
268
265
Total production costs ($/oz)
(1)
479
363
440
Capital expenditure ($ million) 100 percent
16
11
18
Capital expenditure ($ million) 38 percent
6
4
7
Employees
(2)
618                             589                             584
Outside contractors
(2)
911
705
661
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

Yatela (attributable 40 percent)
Description: Yatela is situated some 25 kilometers north of Sadiola and approximately 50 kilometers south-south-west of
Kayes. This is a single pit operation. The ore mined is treated at a heap-leach pad together with carbon-loading. The carbon is then eluted and the gold smelted at nearby Sadiola. The Yatela gold plant has a capacity of 250,000 tonnes per month.
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
Safety: Overall safety standards improved at Yatela with an LTIFR for the year of 0.39 (2006: 0.43). No fatalities were recorded.
Operating review: Attributable gold production at Yatela declined by 15 percent to 120,000 ounces (2006: 141,000 ounces).
Mining from the bottom of the main pit was completed in July 2007, after which lower grade ore from the stockpiles was fed to the heap leach pad.
Total cash costs increased dramatically, to $300 per ounce as a result of the decline in gold production, the appreciation of the euro and the FCFA against the dollar, and higher fuel prices.
Capital expenditure of $5 million (attributable $2 million) increased in 2007 and was spent mostly on additional leach pads to accommodate the extension in the life of mine.
Operating and production data for Yatela
2007                          2006                          2005
Pay limit (oz/t)
0.04                            0.06                            0.05
Pay limit (g/t)
1.37                            1.79                            1.66
Recovered grade (oz/t)
0.101
0.120
0.087
Recovered grade (g/t)
3.46
4.12
2.99
Gold production (000 oz) 100 percent
301
352
246
Gold production (000 oz) 40 percent
120
141
98
Total cash costs ($/oz)
(1)
300
241
263
Total production costs ($/oz)
(1)
342
326
347
Capital expenditure ($ million) 100 percent
5
3
5
Capital expenditure ($ million) 40 percent
2
1
2
Employees
(2)
265                             203                             210
Outside contractors
(2)
638
675
700
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

Morila (attributable 40 percent)
Description: The Morila mine is situated some 180 kilometers by road south-east of Bamako, the capital of Mali. Open-pit mining takes place at five cuts within one pit. The current focus is on cuts 4 and 5. At its peak, the Morila pit will be approximately 1.4 kilometers by 1 kilometer and up to 240 meters deep. The plant, which comprises a conventional carbon-in-
leach (CIL) process with an upfront gravity section to extract the free gold, has throughput capacity of 350,000 tonnes per month and 4.2 million tonnes per annum. It has a capacity of 350,000 tonnes per month.
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
Safety: Overall, the level of lost-time injuries was maintained at Morila with an LTIFR for the year of 0.57 per million hours worked (2006: 1.42). The OHSAS 18001 Safety Management certification was achieved by November 2007. Sadly, the Morila team lost two fellow colleagues on February 9, 2007 during an explosion caused by the inadvertent mixing of two chemicals.
This resulted in a FIFR for the year of 0.57 per million hours worked (2006: 0).
Operating review: Attributable gold production at Morila decreased by 13 percent to 180,000 ounces (2006: 207,000 ounces), with the significant increase in production in the second half of the year not quite making up for the losses recorded in the first half of the year. The initial fall in production levels was a result of a decline in the recovered grade which improved markedly later in the year with the mining and processing of higher grade ore.
Mining production efficiencies improved significantly in the second half of 2007 as highlighted by the achievement of
1,001,444 BCMs in September month. The optimal use of in-pit backfill (leaving waste in the pit) resulted in significant savings and an increase in mining production.
Total cash costs increased by 25 percent to $333 per ounce largely owing to the decline in production and an increase in cash costs caused by higher fuel costs and a weakening in the dollar against the FCFA and the euro. As a result, fuel, local salaries, mining contractor and certain reagent costs increased significantly.
Operating and production data for Morila
2007                         2006                          2005
Pay limit (oz/t)
0.08                            0.08                            0.07
Pay limit (g/t)
2.46                            2.41                            2.27
Recovered grade (oz/t)
0.098
0.113
0.158
Recovered grade (g/t)
3.36
3.88
5.41
Gold production (000 oz) 100 percent
450
517
655
Gold production (000 oz) 40 percent
180
207
262
Total cash costs ($/oz)
(1)
333
266
191
Total production costs ($/oz)
(1)
406
367
298
Capital expenditure ($ million) 100 percent
1.3
3
5
Capital expenditure ($ million) 40 percent
0.5
1
2
Employees
(2)
498                             500                             478
Outside contractors
(2)
1,188
1,075
705
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

NAMIBIA
AngloGold Ashanti has one gold mining operation in
Namibia, namely Navachab, which is wholly owned. In
2007, Navachab produced 80,000 ounces of gold,
equivalent to 1 percent of group production.
Description: The Navachab mine is situated near
Karibib and 170 kilometers north-west of Windhoek in
Namibia, on the south western cost of Africa.
Navachab is an open-pit mine and its processing plant,
with a production capacity of 120,000 tonnes per
month, includes mills, carbon-in-pulp (CIP) and
electrowinning facilities. The Navachab gold plant has
a capacity of 110,000 tonnes per month.
Rights: Mineral rights in Namibia vest in the State. In
order to prospect or mine, the Ministry of Mines and
Energy initially grants an exclusive prospecting license
and on presentation of a feasibility study, a mining
license is then granted taking into account the abilities
of the company, including mining, financial and
technical capabilities, rehabilitation programs and
payment of royalties. The relevant license has been granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year Mining license expires in October 2018.
Geology: The Navachab deposit is hosted by Damaran greenschistam-phibolite facies, calc-silicates, marbles and volcanoclastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating dome and basin structures. The mineralized zone forms a sheet-like body which plunges at an angle of approximately 20 degree to the north-west. The mineralization is predominantly hosted in a sheeted vein set
(±60 percent) and a replacement skarn body (±40 percent). The gold is very fine-grained and associated with pyrrhotite, and minor to trace amounts of pyrite, chalcopyrite, maldonite and bismuthinite. Approximately 80 percent of the gold is free milling.
Safety: Overall safety standards were maintained at Navachab with an LTIFR for the year of 4.59 (2006: 4.09). No fatalities were recorded.
Operating review: Production declined in line with expectations to 80,000 ounces in 2007 (2006: 86,000 ounces).
Mining volumes declined mainly due to a lack of drill availability, from 7.8 million tonnes in 2006 to 7.3 million tonnes. Plant-
production went up from 1.5 million tonnes in 2006 to 1.6 million tonnes in 2007 in line with expectations. Feed grade fell by
15 percent between 2006 and 2007.
Drill performance and drill capacity affected mining throughput as did the loss of skills to local and international competitors.
Grades were relatively low as the operation continued to strip the east pushback while metallurgical recovery was lower than expected.
Total cash costs rose by 36 percent to $475 per ounce. This increase was caused by an increase in the cost of labor, explosives and the grade-related decline in gold production.
Capital expenditure for the year was $6 million (2006: $5 million).

Growth prospects: Work on the west pushback expansion is currently underway. Work on the dense media separation (DMS)
plant is also at an advanced stage. Exploration aimed at increasing geological confidence will continue. Brownfields exploration projects will also increase the reserve base.
Operating and production data for Navachab
2007                          2006                        2005
Pay limit (oz/t)
0.04                            0.04                           0.05
Pay limit (g/t)
1.22                            1.29                           1.65
Recovered grade (oz/t)
0.046
0.053
0.060
Recovered grade (g/t)
1.56
1.81
2.05
Gold production (000 oz) 100 percent
80
86
81
Total cash costs ($/oz)
(1)
475
349
321
Total production costs ($/oz)
(1)
525
407
333
Capital expenditure ($ million) 100 percent
6
5
5
Employees
(2)
409                             313                             315
Outside contractors
(2)
–
–
–
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

TANZANIA
AngloGold Ashanti has one gold mining operation in Tanzania, Geita, which produced 327,000 ounces of gold in 2007, equivalent to 6 percent of group production.
Rights: Mineral rights in the United Republic of
Tanzania are governed by the Mining Act of 1998 (the
Act), and property and control over minerals are vested
in the United Republic of Tanzania. Prospecting for the
mining of minerals, except petroleum, may only be
conducted under authority of a mineral right granted by
the Ministry of Energy and Minerals under this Act.
The three types of mineral rights most often
encountered, which are also those applicable to
AngloGold Ashanti, are: prospecting licenses; retention
licenses; and mining licenses.
A prospecting license grants the holder thereof the
exclusive right to prospect in the area covered by the
license for all minerals, other than building and
gemstones, for a period of three years. Thereafter, the
license is renewable for two further periods of renewal
of two years each. On each renewal of a prospecting
license, 50 percent of the area covered by the license
must be relinquished. Before application is made for a
prospecting license with an initial prospecting period (“a
Prospecting License”), a prospecting license with a
reconnaissance period (“a Prospecting Reconnaissance”) may be applied for a maximum area of 5,000 square kilometers is issued for a period of two years after which a three-year Prospecting License is applied for a company applying for a prospecting license must, inter alia, state the financial and technical resources available to it. A retention license can also be requested from the Minister, after the expiry of a Prospecting License period, for reasons ranging from funds to technical considerations.
Mining is carried out through either a mining license or a special mining license, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the license. A mining license is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining license is granted for a period of 25 years or for the estimated life of the orebody, whichever is shorter, and is renewable for a further period of 25 years. If the holder of a prospecting license has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention license which will entitle the holder thereof to apply for a special mining license when it sees fit to proceed with mining operations.
A retention license is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person or entity by notifying the Commissioner for Minerals, except for a mining license, which must have the approval of the Ministry to be assigned.
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

Geita
Description: The Geita gold mine is situated 80 kilometers south-west of the town of Mwanza in the north-west of Tanzania.
The Geita gold deposit is an Archaean mesothermal orebody, largely hosted in a banded ironstone formation. It is a multiple open-pit operation with further underground potential which is currently serviced by a 6 million tonnes per annum carbon-in-
leach (CIL) processing plant. Standard open-pit mining methods are employed; hard overburden is drilled and blasted hydraulic excavators are used to load waste material into a fleet of large dump trucks exposing the gold bearing ore material which is directed to the processing plant. The processing plant has a capacity of 490,000 tonnes per month.
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
Safety: Overall safety standards were maintained at Geita with an LTIFR for the year of 0.68 (2006: 0.63). No fatalities were recorded.
Operating review: Production at Geita is gradually improving year on year following the serious decline in production in 2006.
This was exacerbated by the collapse of part of the Nyankanga pit sidewall during the first quarter of 2007, which covered a portion of the higher grade orebody. Gold production increased from 308,000 ounces in 2006 to 327,000 ounces in 2007, an increase of 6 percent. The average grade of ore processed increased from 1.68g/t in 2006 to 2.01g/t in 2007. The collapse of the Nyankanga pit in the first quarter delayed access to the higher grade exposed ore in this area and resulted in the mining plan for the year being revised. Production and tonnage throughput in particular was further aggravated by wet ore, mill lubrication problems and a major shutdown of the primary crusher for planned maintenance as well as damage to the ball mill discharge which led to reduced processing plant availability. There was a considerable improvement in the third quarter of
2007 as Nyankanga ore was accessed, however, grades were not sustainable, the material was harder and as a result plant throughput was reduced and fourth quarter gold production suffered as a result.
Total cash costs at $627 per ounce remained effectively unchanged from 2006 ($630 per ounce). Reduced expenditure on equipment re-builds and contractor services also contributed to the containment of costs. Capital expenditure for 2007 was
$27 million (2006: $67 million).
Growth prospects: At the end of 2007 advanced grade control drilling had begun at the Star & Comet project in preparation to start mining in the second quarter of 2008. The adjacent Roberts project will begin mining towards the end of 2008.
Exploration activities during 2007 focused on strike additions at Area 3 and the detection of regolith gold anomalies below laterite cover via air core drilling. The regolith program identified a 2 kilometers gold in saprolite anomaly that requires follow-
up drilling.
Metallurgical testwork continued during 2007 to identify a processing route for refractory ores at Matandani Kukuluma which still contain significant potential. A scoping study into the underground potential at Nyankanga and Geita Hill began in 2007.
Operating and production data for Geita
2007                        2006                         2005
Pay limit (oz/t)
0.09                           0.13                           0.07
Pay limit (g/t)
3.04                           4.16                           2.27
Recovered grade (oz/t)
0.059
0.049
0.092
Recovered grade (g/t)
2.01
1.68
3.14
Gold production (000 oz)
327
308
613
Total cash costs ($/oz)
(1)
627
630
298
Total production costs ($/oz)
(1)
817
766
419
Capital expenditure ($ million)
27
67
78
Employees
(2)
2,304                          2,043                         1,066
Outside contractors
(2)
922
1,177
1,214
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

UNITED STATES OF AMERICA
Cripple Creek & Victor is AngloGold Ashanti’s sole
operation in the United States. In 2007, Cripple Creek &
Victor produced 282,000 ounces of gold, 5 percent of
group production.
Cripple Creek & Victor (CC&V) is a joint venture in which
AngloGold Ashanti has a 67 percent interest and Golden
Cycle Gold Corporation holds the balance of 33 percent.
AngloGold Ashanti is the manager of CC&V and has a
100 percent interest in the gold produced by CC&V until
the loans extended to the joint venture are repaid.
Subsequent to year-end, on January 14, 2008, AngloGold
Ashanti announced the execution of an Agreement and
Plan of Merger in order to acquire 100 percent of Golden
Cycle Gold Corporation, thus owning 100 percent of
CC&V. The closing of that transaction is anticipated to be
completed in the second quarter of 2008 subject to various
matters including approval by Golden Cycle Gold
Corporation’s shareholders, satisfaction of certain closing
conditions, and receipt of all necessary regulatory
approvals.
Rights: Mineral rights, as well as surface rights, in the United States are owned by private parties, state governments and the federal government. Most land prospective for precious metals exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the General Mining Law of
1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.
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
Cripple Creek & Victor (attributable 67 percent with 100 percent interest in production)
Description: Located in the state of Colorado in the United States, CC&V’s Cresson mine is a low-cost, open-pit mining operation which treats the ore mined by means of a heap-leach pad, which is one of the largest in the world. Production began here in 1994.
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
Safety: As at March 2007, CC&V had reported 43 months without a single lost-time injury. This record was unfortunately interrupted in the second quarter of the year when there was one lost-time accident. Consequently, the LTIFR for the year was
3.00 per million hours worked (2006: 0.0). No fatalities were recorded this year.
The DuPont Safety Training (STOP) program implemented in 2003 and the risk-based safety management system implemented in 2005 continue to have very positive safety results. An extension of the STOP program, called Train the
Trainers, was implemented in 2007 to continue to enhance safety at CC&V. The program is designed to prepare supervisors for peer training prior to crew training.
Operating review: In 2007, production at CC&V fell marginally to 282,000 ounces from 283,000 ounces in 2006. A total of
23 million tonnes were placed on the heap-leach pad. The decline in production was a result of the greater distance over which the gold-bearing-leach solution had to be transported from the higher stacked ore to the leach-pad liner. This decline was compounded in the third quarter by delayed production from the leach-pad stacking levels.
Overall, there was an increase in total cash costs of 8 percent to $269 per ounce from $248 per ounce in 2006, principally as a result of rising commodity costs, and of diesel fuel in particular. A decrease in costs due to lower contractor costs was more than made up for by increases in fuel costs as oil prices hit record levels on global markets and creeping inflation in the general
US economy.
Capital expenditure for the year amounted to $23 million (2006: $13 million).
Growth prospects: The proposed mine life extension project is to include the development of new sources of ore and an extension to the additional heap leach facility.
Cripple Creek & Victor – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month)
-
crushed ore production
1,739
-
total ore production
1,796
-        solution processed
2,371
Operating and production data for Cripple Creek & Victor operations
2007                       2006                       2005
Pay limit (oz/t)
0.01                         0.01                          0.01
Pay limit (g/t)
0.34                         0.34                          0.34
Recovered grade (oz/t)
0.016
0.016
0.018
Recovered grade (g/t)
0.53
0.54
0.62
Gold production (000 oz)
282
283
330
Total cash costs ($/oz)
(1)
269
248
230
Total production costs ($/oz)
(1)
521
498
418
Capital expenditure ($ million)
23
13
8
Employees
(2)
338                           325                           313
Outside contractors
(2)
67                             44                            44
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

Global Exploration
Total exploration expenditure in 2007 amounted to $167 million (including equity accounted joint ventures). The main aim of both exploration programs is to identify new ounces of gold that are attributable to AngloGold Ashanti.
The main focus of AngloGold Ashanti’s 2007 exploration program was on greenfields exploration, i.e. exploration in new terrains, notably in Australia, Colombia, and the Democratic Republic of Congo (DRC). Brownfields exploration, which is aimed at identifying ounces for production at or around existing mines, was undertaken around most current operations, with the most successful programs being undertaken in Ghana, the United States of America, Australia, and Guinea.
Greenfields exploration activities were undertaken in seven countries – Australia, China, Colombia, the DRC, Laos, the
Philippines and Russia – during 2007. A total of 378,014 meters of diamond, reverse circulation and aircore drilling was completed during the year, drill testing existing priority targets and delineating new targets in Australia, Colombia and the DRC.
Greenfields activities in Russia, China, Laos, and the Philippines were predominantly undertaken through joint ventures and strategic alliances, with exploration activities in Laos eventually being discontinued in late-2007. While the discovery of new long-life, low-cost mines remains the principle aim of the greenfields exploration program, AngloGold Ashanti is also committed to maximizing shareholder value by exiting from or selling those exploration assets that do not meet its internal growth criteria and by opportunistically investing in prospective junior exploration companies.
A significant drill program and conceptual study are concurrently being undertaken at AngloGold Ashanti’s 100 percent-owned
Colosa project in Colombia. In 2008, exploration expenditure is expected to be some $185 million to $215 million.
Argentina
At Cerro Vanguardia, reconnaissance drilling continued on veins identified by regional mapping and geophysics. Drilling to extend some of the current ore shoots was successful.

Australia
At Sunrise Dam, brownfields exploration continues to focus on increasing the underground Mineral Resource inventory and increasing the confidence category of Mineral Resources so that Ore Reserve conversion can occur.
At Boddington Gold Mine, a maximum of seven diamond drill rigs were employed during the year to complete a total of
121,212 meters of drilling in 151 holes targeting in-pit Mineral Resource conversion and near-pit Resource extensions.
The Tropicana Joint Venture covers approximately 12,000 kilometers and is located to the east and north-east of Kalgoorlie in
Western Australia. The Joint Venture held by AngloGold Ashanti Australia Limited and Independence Group NL. AngloGold
Ashanti holds a 70 percent managing interest in the joint venture with Independence Group NL free carried until completion of the pre-feasibility study. However, Independence has agreed to co-fund certain activities prior to the completion of the pre-
feasibility study to ensure timely development of the project.
Drilling continued at the Tropicana prospect in 2007 with the mineralization identified in the Tropicana-Havana zones moving into prefeasibility study assessment in May. The study is focused on assessing the viability and options for developing an open pit gold mining operation.
Reconnaissance exploration continues in parallel throughout the Tropicana joint venture tenements with a number of prospects identified by auger sampling and aircore drilling over a 40 kilometers strike trend north and south of the Tropicana prospect.
Significant results have been obtained from limited aircore and reverse circulation drilling at the Beachcomber prospect, located approximately 200 kilometers south of the Tropicana prospect.
Brazil
At Córrego do Sítio, drilling of underground deposits continued. A total of 40,500 meters were drilled during 2007 and were aimed at defining new orebodies and upgrading the level of information of known orebodies. Drilling concentrated on the
Laranjeiras and the Paraiso orebodies. At Lamego, a total of 24,400 meters were drilled. The drilling consisted of a combination of deep drilling targeted at the depth extension of the Cabeca de Pedra and Arco da Velha orebodies, surface infill drilling at Arco da Velha and underground infill drilling at Carruagem. Regional geophysics, mapping and sampling continued.
At Serra Grande, in October 2007 a new deposit, Orebody Pequizáo, was identified between Mina Nova and Mina III. Drilling continues and a significant high-grade deposit is being targeted.
China
AngloGold Ashanti has entered into three co-operative joint ventures (CJVs) with local partners at Yili-Yunlong (Xinjiang province), Jinchanngou (Gansu province), and Pingwu (Sichuan province). Business licenses have now been issued by the respective local authorities for the Yili-Yunlong and Jinchanggou CJVs (with systematic ground exploration now under way), whereas the business license for the Pingwu CJV is expected to be issued in early 2008.
A short (1,053 meters) diamond drill program was completed on the Yili-Yunlong CJV in late-2007. The primary objective of this drill program was to test the vertical continuity of outcropping gold-copper mineralization, however, drilling only succeeded in intersecting weakly anomalous mineralization at depth. At Red Valley (Qinghai), assay results from the 3,300 meters diamond-
drill program were also reviewed and confirmed the presence of only low-grade gold mineralization within the principal targets.
As a result, AngloGold Ashanti has elected to withdraw from earning into this CJV.
Colombia
Regional exploration and target generation activities continued in Colombia during 2007. A conceptual economic study was also completed on the bulk-tonnage Gramalote prospect (Antioquia Department). On February 14, 2008, AngloGold Ashanti
announced the signing of a binding agreement with B2Gold Corp, in which B2Gold will have the option to earn into 51 percent of the Gramalote Project. AngloGold Ashanti will be issued 25 million shares and 21.4 million warrants in B2Gold Corp in exchange for this additional interest in Gramalote and certain other mineral properties in Colombia.
Resource delineation drilling was also undertaken at AngloGold Ashanti’s 100 percent-owned Colosa porphyry gold prospect
(Tolima Department). To the end of December 2007, approximately 12,000 meters of diamond drilling (42 drill holes) had been completed at Colosa. Additional drilling and a conceptual study are currently being undertaken at Colosa.

Democratic Republic of Congo (DRC)
Exploration activities undertaken in the 10,000 square kilometers Concession 40 tenement (Ituri Province, northeastern DRC)
included the advancement of resource delineation drilling on the known mineralization at Mongbwalu; and the start of regional target generation and evaluation activities between AngloGold Ashanti (86 percent) and OKIMO (14 percent), in which
AngloGold Ashanti manages all exploration activities and OKIMO retains a free carried interest to production.
A conceptual economic study for the Mongbwalu deposit was completed by the end of 2007.
High-quality airborne geophysical data (airborne magnetics, radiometrics, and electromagnetics) were acquired over approximately 2,200 square kilometers (or nearly 25 percent) of Concession 40, using both fixed-wing and helicopter-based platforms. Interpretation of this geophysical data, in conjunction with compilations of the known geology and available geochemical data, form the basis of the regional target generation process. Drill testing of the highest priority regional targets is expected to be undertaken during 2008.
Ghana
Drilling for the Obuasi Deeps project below 50 level continued with the areas below KMS and Adansi Shafts being targeted.
Guinea
Drilling at Siguiri in 2007 focused on infill drilling at the following deposits: Sintroko (8 kilometers south of the plant), Kintinian
(4 kilometers north), Foulata (45 kilometers north-west) and the spent heap leach. Mineral Resource extension drilling continued for the same deposits. Reconnaissance drilling was conducted to follow up on anomalies identified in Block 3
(35 kilometers north-east) and Block 4 (70 kilometers north-east). Surface geochemical sampling began on four new exploration licenses situated to the north of the mine. An airborne electromagnetic survey was flown in the second quarter and follow up on the identified targets has started.
Laos
The strategic exploration alliance in Laos between AngloGold Ashanti and Oxiana Ltd expired in December 2007 and was not extended by mutual agreement.
Mali
At Morila, the regional drilling program of 92 holes was completed during the first quarter and an intensive data integration and interpretation phase started. Work supported by international researchers continues in order to optimize the exploration process. During the year, two diamond holes were drilled to the west of the pit to examine the continuity of the orebody between the main deposit and Samacline. A further four diamond holes were drilled in the fourth quarter to follow up on potential extensions to mineralization in areas identified as being prospective. Minor geochemical and pitting programs were also conducted during the year.
At Sadiola, Phase 8 drilling, aimed at upgrading the Inferred high-grade zones of the main body and the footwall mineralization, was completed in the second quarter. A full review of the geological model for the lease was completed and as a result two fence lines of diamond holes were drilled between the FE3 and FE4 deposits and through the FE4 deposit in order to follow up on potential mineralization trends. Results are still awaited for this drilling.
At Yatela, a small satellite to the main deposit was discovered to the north-west of the main pit and the final infill drilling is currently being completed. Definition drilling of the Dinguilou oxides was completed and modelling is on going. A program to investigate the deep sulphide breccias developed below the main deposit was started during the year and will continue in 2008.
Namibia
At Navachab, drilling concentrated on areas around the main pit particularly to the north-west and the west and in the Gecko
Area. Promising results were obtained from the pit area and further drilling is planned in 2008. At Gecko, the central deposit was drilled to grade control spacing in order to test the continuity of the mineralization and further drilling was conducted on the south, north and far north extension. A stream sediment sampling program was conducted, both on and off lease, in order to follow up on previous work and to target new areas.

Philippines
Work continued on finalizing the joint venture agreements with the two Red 5 prospects, Mapawa and Outer Siana. The start of detailed exploration at Mapawa currently awaits granting of a Mineral Production Sharing Agreement (MPSA) by the Mines
and Geosciences Bureau in Manila.
Russia
Significant efforts were focused on finalizing the formation of the Polymetal/AngloGold Ashanti strategic alliance. In June 2007,
AngloGold Ashanti concluded the purchase of Trans-Siberian Gold’s interests in the Veduga and Bogunay projects in
Krasnoyarsk for a consideration of $40 million, with the objective of contributing these assets to the new strategic alliance. In return, Polymetal has agreed to contribute two projects to the alliance – Imitzoloto and Eniseevskaya – with a value of
$16 million and to make an initial payment of $12 million to AngloGold Ashanti. The Russian management company for the strategic alliance, Zoloto Taigi, has now been registered. By end-2007, the joint venture team had assumed management of exploration activities in the four initial project areas (Bogunay, Anenskoye and Veduga in the Krasnoyarsk region and
Aprelskovkoye in the Chita region). In addition, the joint venture had successfully acquired the 390 square kilometer
Sovremenie Prospect in the Krasnoyarsk region at auction.
AngloGold Ashanti continues to hold a 29.8 percent shareholding in Trans-Siberian Gold (TSG), whose primary asset is the
Asacha gold-silver project in Kamchatka.
South Africa
At Moab Khotsong, five surface diamond holes were drilled during the year. MZA9 completed its initial deflections on the Vaal
Reef and a long deflection to the east is under way. MGR7 completed its deflection program on the Vaal Reef in the third quarter. MMB5 continues to drill. MCY4 was reopened in the third quarter and a long deflection to the east is currently being drilled. MCY5 was also started in the third quarter and continues to drill.
Borehole G54, at Tau Lekoa, was started in the fourth quarter and deflection drilling continues.
Tanzania
At Geita, drilling at various levels continued at Kukuluma/ Matandani, Area 3 (south, central and west), the Lone Cone – the
Nyankanga Gap and the Nyakabale-Prospect 30 area. An intensive phase of reconnaissance drilling was completed on various parts of the mining lease and will continue into 2008.
United States
At Cripple Creek & Victor in Colorado, drilling of the mine life extension project area continued during the year and was concentrated on the Altman, Globe Hill, Schist Island and Control Point areas. Development drilling was focused around
Cresson, South Cresson and Schist Island. A total of 94,996 meters in 452 holes were drilled.

ORE RESERVES
Ore reserve estimates are reported in accordance with the requirements of the SEC’s Industry Guide 7. Accordingly, as of the
date of reporting, all reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti’s existing rights to mine, or within the renewal periods of AngloGold Ashanti’s rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See “Item 4B.: Business overview”.
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
The gold price and exchange rate used for 2007 and 2006 Reserves are outlined in the following table.
2006
( 3 Year Average)
2007
(Business Plan)
2007
(3 Year Average)
Units
Reserve Gold Price 486                            600                            582 US$/oz
Exchange Rate – South Africa 6.53 7.70 6.72 ZAR/US$
Exchange Rate – Australia 0.75 0.71 0.78 Aus$/US$
Given the sustained increase in the gold price since 2002 and the positive gold price outlook, AngloGold Ashanti prepared its life of mine business plans using a gold price of $600 per ounce. The ore reserves determined from the planning process were then tested for economic viability at the three-year historical average gold price and currency exchange rates shown in the above table for determining SEC compliant reserves. The resultant SEC compliant proven and probable reserves are shown in the following pages.
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

The total AngloGold Ashanti Ore Reserves increased from 66.0 million ounces in 2006 to 72.2 million ounces in
December 2007. The principal changes in AngloGold Ashanti’s ore reserves as at December 31, 2007 compared with those published as at December 31, 2006 are as follows:
Moz
December 2006 Ore Reserves
66.0
Principal Reductions
(1)
Geita, reconciliation factors (-0.8Moz), flattening of slopes (-0.5Moz), model revisions (-0.2 Moz) and costs
(-0.1Moz)
-2.0
Sadiola, impact of economic factors on deep sulphides and stockpiles -1.3
Kopanang, drop in value due to the modeling of new drilling and sampling information -0.5
Other -1.7
Principal Additions
(1)
Iduapriem, purchase of an additional 15 percent of the operation from the Ghananian Government and the IFC, to bring the ownership to 100 percent
0.2
Savuka, improved economic factors increased the Life of Mine 0.5
Navachab, improved economics have brought in an additional push back to the west of the main pit 0.8
Siguiri, two new deposits (Kintinian and the spent heap) were proved up by drilling 0.8
Cripple Creek and Victor, extension to mine life 0.9
Boddington, the upgrade of material in the pit shell to Reserve by drilling 1.0
Mponeng, the inclusion of the Carbon Leader Reef project below 120 level 3.4
Moab Khotsong, the inclusion of Project Zaaiplaats – a deepening of Moab Khotsong to access deeper Vaal
Reef blocks to the South West of the current mine
3.8
Other 0.3
December 2007 Ore Reserves*
72.2
(1)
Principal reductions and principal additions include a total of 6.8 million ounces of depletion for the year 2007.
* rounding may result in computational differences
AngloGold Ashanti will continue to pursue a strategy of increasing value-adding reserves through expansion projects, brownfields and greenfields exploration and acquisition of new assets.
The ore reserve estimates in this document include ore reserves below current infrastructure in the case of certain South African and
Ghanaian underground mines which are in production. These ore reserves have been determined based upon completed economic studies.
Audit of 2006 and 2007 Ore Reserve statement
During the course of the year, the AngloGold Ashanti 2006 Ore Reserve statements were submitted to independent consultants for review. The Ore Reserves from eight of AngloGold Ashanti’s global operations were selected and subjected to review. These operations were Mponeng, Geita, Obuasi, Morila, Sadiola, Yatela, Cuiaba and Cripple Creek and Victor. The
company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti’s
Ore Reserves were evaluated.
During 2007, it was decided by management to audit Ore Reserves prior to publication. As a result the 2007 Ore Reserves for the following operations were audited; Sunrise Dam, Cerro Vanguardia, Great Noligwa, Kopanang and Project Zaaiplaats
(Moab deepening project). The company has been informed that these audits identified no material shortcomings in the process by which AngloGold Ashanti's Ore Reserves were evaluated. It is the company's intention to repeat this process so that all its operations will be audited over a three year period.
AngloGold Ashanti’s ore reserve statements have been prepared by the competent persons who manage AngloGold Ashanti’s ore reserves. See “Item 6.: Directors, senior management and employees”.

Ore Reserves: Imperial
At December 31, 2007
Proven
Ore
Reserves
(1)
Probable
Ore
Reserves
(1)(2)
Metallurgical
Gold
Gold
Recovery
Tons
(5)
Grade       Content
(1)
Tons
(5)
Grade      Content
(1)
Factor
(mill)
(oz/ton)
(mill oz)
(mill)
(oz/ton)
(mill oz)
percent
South Africa
Vaal River
(6)
Great Noligwa 10.9 0.217 2.4 7.3 0.209 1.5 96.5
Kopanang 5.9 0.243 1.4 15.1 0.193 2.9 97.6
Moab Khotsong
(2)
1.3           0.229
0.3           22.3          0.300
6.7            96.8-97.3
(4)
Tau Lekoa 7.3 0.036 0.3 6.8 0.022 0.1 97.1
West Wits
Mponeng
(2)
2.3 0.287 0.7 35.6 0.267 9.5 98.1-98.6
(4)
Savuka 0.1 0.221 0.0 3.5 0.193 0.7 97.4
TauTona
(2)
0.6 0.270 0.2 14.0 0.317 4.4 98.0
Surface
Surface sources - - - 130.9 0.015 1.9 44 – 87.9
(4)
Argentina
Cerro Vanguardia (92.5 percent)
(3)(7)
1.2          0.177
0.2             8.7
0.192 1.7 95.2
Australia
Boddington (33.33 percent)
(3)(8)
62.4
0.026                 1.6
176.0
0.022                3.9                   81.6
Sunrise Dam 13.2 0.068 0.9 5.7 0.128 0.7 83.5
Brazil
Brasil Mineraçáo
(9)
7.3           0.224
1.6             4.7         0.179
0.8 87-92.5
(4)
Serra Grande (50 percent)
(3)
2.5 0.117 0.3 0.7 0.147 0.1 90-97
(4)
Ghana
Iduapriem (100 percent)
(3)
40.3 0.043 1.7 14.5 0.048 0.7 94.0-94.4
(4)
Obuasi
(2)
35.5          0.136
4.8           16.6         0.210
3.5 25-81.0
(4)
Guinea
Siguiri (85 percent)
(3)
23.5 0.017 0.4 98.7 0.023 2.2 93-97.5
(4)
Mali
Morila (40 percent)
(3)
5.8 0.065 0.4 4.4 0.059 0.3 89-91.5
(4)
Sadiola (38 percent)
(3)
2.0 0.080 0.2 2.6 0.091 0.2 78-93
(4)
Yatela (40 percent)
(3)
2.2 0.047 0.1 0.9 0.107 0.1 75
Namibia
Navachab 6.4 0.029 0.2 30.1 0.043 1.3 73-93
(4)
Tanzania
Geita 6.2 0.030 0.2 68.7 0.092 6.3 43.8-92.8
(4)
United States of America
Cripple Creek & Victor 118.9 0.028 3.3 52.5 0.027 1.4 61
Total                                                          355.7
0.060
21.2
720.2
0.071
51.0
(1)
Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)
Probable ore reserves include reserves below infrastructure. See table below.
(3)
Ore reserves attributable to AngloGold Ashanti’s percentage interest shown.
(4)
Recovery factor varies according to ore type.
(5)
Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.
(6)
The Vaal Reef Ore Reserves include 42.97 million pounds of Uranium by-products; this can not be accounted for by individual mine as Great
Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.
(7)
The Ore Reserve contains 31.0 million ounces of silver to be recovered as a by-product.
(8)
The Ore Reserve contains 511 million pounds of copper.
(9)
0.47 million tons of sulphur will be recovered from processing the Ore Reserve

The 2007 probable ore reserves include reserves below infrastructure in the case of the following underground mines currently in production:
Mine                                                                        Tons (millions)
Grade (ounces/ton)
Gold Content
(million ounces)
Tau Tona 5.0 0.400 2.0
Mponeng                                                                                       19.2
0.327 6.3
Moab Khotsong 13.6 0.262 3.6
Obuasi                                                                                            4.3
0.322 1.4
Total                                                                                              42.1
0.314 13.3

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
(5)
Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.
(6)
Bibiani was sold on December 28, 2006.
(7)
The Vaal Reef Ore Reserves include 26.10 million pounds of Uranium by-products; this can not be accounted for by mine as Great Noligwa,
Kopanang and Moab Khotsong feed to a combination of plants.
(8)
The Ore Reserve contains 24.5 million ounces of silver to be recovered as a by-product.
(9)
The Ore Reserve contains 418 million pounds of copper.
(10)
0.55 million tons of sulphur will be recovered from processing the Ore Reserve.

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
0.31 5.6

Ore Reserves: Metric
At December 31, 2007
Proven
Ore
Reserves
(1)
Probable
Ore
Reserves
(1)(2)
Metallurgical
Gold
Gold
Recovery
Tonnes
(6)
Grade         Content
Tonnes
Grade
Content
Factor
(mill)
(g/t)
(tonnes)
(mill)
(g/t)
(tonnes)
percent
South Africa
Vaal River
(5)
Great Noligwa 9.9 7.45 73.9 6.6 7.17 47.5 96.9
Kopanang 5.4 8.35 44.8 13.7 6.60 90.2 97.8
Moab Khotsong
(2)
1.2              7.86               9.1
20.2 10.29 207.7 97.6
Tau Lekoa 6.6 1.24 8.2 6.2 0.75 4.6 97.0
West Wits
Mponeng
(2)
2.1 9.85 20.3 32.3 9.15 295.5 98.5
Savuka 0.1 7.57 0.5 3.2 6.62 20.9 97.2
TauTona
(2)
0.6 9.27 5.2 12.7 10.86 138.3 98.1
Surface
Surface sources - - - 118.7 0.50 59.9 44-88
(4)
Argentina
Cerro Vanguardia (92.5 percent)
(3)(7)
1.0
6.08                6.3
7.9 6.58
52.1                   95.2
Australia
Boddington (33.33 percent)
(3)(8)
56.6 0.89 50.3 159.6 0.76 122.0 82.2
Sunrise Dam 12.0 2.34 28.2 5.2 4.39 22.7 83.5-85
(4)
Brazil
Brasil Mineraçáo 6.6 7.69 51.0 4.3 6.12 26.1 87-94
(4)
Serra Grande (50 percent)
(3)
2.3 4.02 9.2 0.6 5.04 3.0 91-96
(4)
Ghana
Iduapriem (100 percent)
(3)
36.6 1.46 53.5 13.2 1.65 21.7 94.5
Obuasi
(2)
32.2              4.67            150.2
15.1 7.21
108.8                80-81.0
(4)
Guinea
Siguiri (85 percent)
(3)
21.3 0.59 12.6 89.6 0.77 69.2 93-97.5
Mali
Morila (40 percent)
(3)
5.2 2.21 11.6 4.0 2.01 8.0 89-91.5
(4)
Sadiola (38 percent)
(3)
1.8 2.75 4.9 2.3 3.13 7.3 80-94
(4)
Yatela (40 percent)
(3)
2.0 1.60 3.2 0.8 3.68 3.0 85
(4)
Namibia
Navachab 5.8 1.00 5.8 27.3 1.46 39.9 92
(4)
Tanzania
Geita 5.6 1.01 5.7 62.4 3.14 195.9 66.4-92.8
(4)
United States of America
Cripple Creek & Victor 107.9 0.96 103.8 47.6 0.92 44.0 60
Total                                                               322.7
2.04
658.3
653.4
2.43
1,588.2
(1)
Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)
Probable ore reserves include reserves below infrastructure. See table below.
(3)
Ore reserves attributable to AngloGold Ashanti’s percentage interest shown.
(4)
Recovery factor varies according to ore type.
(5)
The Vaal Reef Ore Reserves include 19.5 thousand tonnes of Uranium by-products; this can not be accounted for by individual mine as Great
Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.
(6)
Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)
The Ore Reserve contains 963 tonnes of silver to be recovered as a by-product.
(8)
The Ore Reserve contains 0.23 million tonnes of copper.
(9)
0.47 million tonnes of sulphur will be recovered from processing the Ore Reserve.

The 2007 probable ore reserves include reserves below infrastructure in the case of the following underground mines currently in production:
Mine
Tonnes (millions)
Grade (grams/tonne)
Gold Content (tonnes)
TauTona                                                                                          4.5
13.71 62.3
Mponeng                                                                                       17.4
11.23 195.1
Moab Khotsong 12.4 8.98 110.9
Obuasi                                                                                            3.9
11.05 42.9
Total                                                                                              38.2
10.78 411.2

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
1,601.5
(1)
Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)
Probable ore reserves include reserves below infrastructure. See table below.
(3)
Ore reserves attributable to AngloGold Ashanti’s percentage interest shown.
(4)
Recovery factor varies according to ore type.
(5)
Bibiani Mine was sold on December 28, 2006.
(6)
The Vaal Reef Ore Reserves include 11.8 thousand tons of Uranium by-products; this can not be accounted for by mine as Great Noligwa,
Kopanang and Moab Khotsong feed to a combination of plants.
(8)
The Ore Reserve contains 0.76 million tons of silver to be recovered as a by-product.
(9)
The Ore Reserve contains 0.19 million tons of copper.
(10)
0.50 million tons of sulphur will be recovered from processing the Ore Reserve.

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
32.4 173.5

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:
Stockpiles
At December 31, 2007
Tons (million)
Grade (ounces/ton)
Gold content
(million ounces)
South Africa
   Vaal River
   Great Noligwa
-
-
-
Kopanang
-
-
-
Moab Khotsong
-
-
-
Tau Lekoa
-
-
-
West Wits
    Mponeng
-
-
-
Savuka
-
-
-
TauTona
-
-
-
Surface
   Vaal River Surface – SA MET
(2)
130.861
0.015                             1.924
West Wits Surface - SA MET
(2)
-
-
-
Argentina
   Cerro Vanguardia (92.5 percent)
(1)
0.050
0.126                             0.006
Australia
   Boddington (33.33 percent)
(1)
0.161
0.024                             0.004
Sunrise Dam
10.726
0.060                             0.643
Brazil
    Brasil Mineraçáo
-
-
-
Serra Grande (50 percent)
(1)
-
-
-
Ghana
   Iduapriem (100 percent)
(1)
2.096
0.038                             0.079
Obuasi
(3)
9.901
0.050                             0.492
Guinea
   Siguiri (85 percent)
(1)(4)
58.724
0.016                             0.961
Mali
    Morila
(3)
(40 percent)
(1)
7.685
0.051                             0.391
Sadiola (38 percent)
(1)(5)
1.895
0.078                             0.148
Yatela (40 percent)
(1)
1.844
0.031                             0.057
Namibia
   Navachab
4.977
0.020                             0.102
Tanzania
   Geita
6.196
0.032                             0.183
United States of America
    Cripple Creek & Victor
-
-
-
Note: The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.
(1)
Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(2)
Centralized operations treating material on surface that was previously generated by several underground operations.
(3)
Pompora TSF removed due to economic changes.
(4)
Spent heap included in Ore Reserve.
(5)
Sulphide stockpiles removed.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:
Stockpiles
(1)
At December 31, 2006
Tons (million)
Grade (ounces/ton)
Gold content
(million ounces)
South Africa
    Vaal River
   Great Noligwa
     –
–                                –
Kopanang
     –
–                                –
Moab Khotsong
     –
–                                –
Tau Lekoa
     –
–                                –
West Wits
    Mponeng
     –
–                                –
Savuka
     –
–                                –
TauTona
     –
–                                –
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
Mali
    Morila (40 percent)
(3)
6.561
0.05                           0.347
Sadiola (38 percent)
8.057
0.04                           0.327
Yatela (40 percent)
2.278
0.03                           0.062
Namibia
   Navachab
4.600
0.02                           0.102
Tanzania
   Geita
4.457
0.03                           0.126
United States of America
    Cripple Creek & Victor
     –
–                                –
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
(3)
Includes Tailing Storage Facilities.

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:
Stockpiles
At December 31, 2007
Tonnes (million)
Grade (grams/tonne)
Gold content
(tonnes)
South Africa
   Vaal River
   Great Noligwa
-
-
-
Kopanang
-
-
-
Moab Khotsong
-
-
-
Tau Lekoa
-
-
-
West Wits
    Mponeng
-
-
-
Savuka
-
-
-
TauTona
-
-
-
Surface
   Vaal River Surface - SA MET
(2)
118.715
0.50                           59.858
West Wits Surface - SA MET
(2)
0.000
-                             0.000
Argentina
   Cerro Vanguardia (92.5 percent)
(1)
0.046
4.32                             0.197
Australia
   Boddington (33.33 percent)
(1)
0.146
0.81                             0.118
Sunrise Dam
9.730
2.05                           19.996
Brazil
   Brasil Mineraçáo
-
-
-
Serra Grande (50 percent)
(1)
-
-
-
Ghana
   Iduapriem (100 percent)
(1)
1.902
1.30                             2.469
Obuasi
(3)
8.982
1.70                           15.290
Guinea
   Siguiri (85 percent)
(4)(1)
53.274
0.56                           29.878
Mali
   Morila (40 percent)
(3) (1)
6.971
1.74                           12.158
Sadiola (38 percent)
(5) (1)
1.719
2.67                             4.598
Yatela (40 percent)
(1)
1.673
1.05                             1.762
Namibia
   Navachab
4.515
0.70                             3.160
Tanzania
   Geita
5.621
1.01                             5.701
United States of America
   Cripple Creek & Victor
-
-
-
(1)
Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(2)
Centralized operations treating material on surface that was previously generated by several underground operations
(3)
Pompora TSF removed due to economic changes.
(4)
Spent heap included in Ore Reserve.
(5)
Sulphide stockpiles removed.

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:
Stockpiles
(1)
At December 31, 2006
Tonnes (million)
Grade (grams/tonne)
Gold content
(tonnes)
South Africa
    Vaal River
   Great Noligwa
       –
–                                   –
Kopanang
       –
–                                   –
Moab Khotsong
       –
–                                   –
Tau Lekoa
       –
–                                   –
West Wits
    Mponeng
       –
–                                   –
Savuka
       –
–                                   –
TauTona
       –
–                                   –
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
Mali
    Morila
(3)
(40 percent)
5.951
1.82                           10.815
Sadiola (38 percent)
7.309
1.39                            10.160
Yatela (40 percent)
2.066
0.94                             1.940
Namibia
   Navachab
4.173
0.76                             3.181
Tanzania
   Geita
4.044
0.97                             3.924
United States of America
    Cripple Creek & Victor
       –
–                                    –
(1)
Attributable to AngloGold Ashanti.
(2)
Centralized operations treating material on surface that was previously generated by several underground operations.
(3)
Includes Tailing Storage Facilities.

Drill hole spacing: Imperial
In determining the proven and probable ore reserves, AngloGold Ashanti applied the following drill hole spacings:
Drill Hole Spacings
Proven Ore Reserves
Probable Ore Reserves
South Africa
Underground sources      Ore body opened up, developed and sampled on a
7 to 10 foot spacing on raise lines and on a 16 x 16
grid thereafter
From a 131 x 131 foot spacing up to 3281 x 3281
foot spacing
Surface sources
Variable sampling strategies: Belt samplers, cross
stream residue samplers and bulk sampling
campaigns
Variable sampling strategies: Belt samplers,
cross stream residue samplers
Argentina
Cerro Vanguardia 39 x 39 feet 131 x 131 feet
Australia
Boddington
The average weighted distance to samples must be
less than 131 feet of block centroid and more than
25 samples must have been used in the estimation
The average weighted distance to samples must
be less than 197 feet of block centroid and more
than 15 samples must have been used in the
estimation
Sunrise Dam 33 x 33 feet, 82 x 82 feet 66 x 66 feet, 131 x 131 feet, 164 x 164 feet
Brazil
Brasil Mineraçáo
66 x 66 feet, 82 x 82 feet. Drilling pattern of 197 x
66 feet for Cuiaba Expansion Project.
66 x 66 feet, 164 x 164 feet.
Serra Grande
(50 percent)
33 x 33 feet, 66 x 33 feet 33 x 66 feet, 66 x 164 feet
Ghana
Iduapriem 164 x 164 feet, 328 x 164 feet 246 x 164 feet, 328 x 246 feet
Obuasi - Surface 66 x 66 feet 98 x 98 feet
Obuasi - Underground     66 x 66 feet
197 x 197 feet
Guinea
 Siguiri
16 x 33 feet 66 x 131 feet, 82 x 82 feet
Mali
 Morila
33 x 33 feet 98 x 98 feet
Sadiola 66 x 66 feet, 82 x 82 feet 82 x 82 feet, 115 x 115 feet
Yatela 33 x 33 feet, 82 x 82 feet 115 x 148 feet
Namibia
 Navachab
33 x 33 feet 82 x 82 feet
Tanzania
Geita
16 x 33 feet, 33 x 33 feet 131 x 131 feet
USA
Cripple Creek & Victor      <98 x 98 feet
>98 x 98 feet

Drill hole spacing: Metric
In determining the proven and probable ore reserves, AngloGold Ashanti applied the following drill hole spacings:
Drill Hole Spacings
Proven Ore Reserves
Probable Ore Reserves
South Africa
Underground sources      Ore body opened up, developed and sampled on a
2 to 3 meter spacing on raise lines and on a 5 x 5 grid
thereafter
From a 40 x 40 meter spacing up to 1000 x
1000 meter spacing
Surface sources
Variable sampling strategies: Belt samplers, cross
stream residue samplers and bulk sampling
campaigns
Variable sampling strategies: Belt samplers,
cross stream residue samplers
Argentina
Cerro Vanguardia 12 x 12 meter 40 x 40 meter
Australia
Boddington
The average weighted distance to samples must be
less than 40 meter of block centroid and more than 25
samples must have been used in the estimation
The average weighted distance to samples
must be less than 60 meter of block centroid
and more than 15 samples must have been
used in the estimation
Sunrise Dam 10 x 10 meter, 25 x 25 meter 20 x 20 meter, 40 x 40 meter, 50 x 50 meter
Brazil
Brasil Mineraçáo
20 x 20 meter, 25 x 25 meter. Drilling pattern of 60 x
20 for Cuiaba Expansion Project.
20 x 20 meter, 50 x 50 meter.
Serra Grande
(50 percent)
10 x 10 meter, 20 x 10 meter 10 x 20 meter, 20 x 50 meter
Ghana
Iduapriem 50 x 50 meter, 100 x 50 meter 75 x 50 meter, 100 x 75 meter
Obuasi – Surface 20 x 20 meter 30 x 30 meter
Obuasi - Underground      20 x 20 meter
60 x 60 meter
Guinea
Siguiri 5 x 10 meter 20 x 40 meter, 25 x 25 meter
Mali
Morila 10 x 10 meter 30 x 30 meter
Sadiola 20 x 20 meter, 25 x 25 meter 25 x 25 and 35 x 35 meter
Yatela 10 x 10 meter, 25 x 25 meter 35 x 45 meter
Namibia
Navachab 10 x 10 meter 25 x 25 meter
Tanzania
Geita
5 x 10 meter, 10 x 10 meter 40 x 40 meter
USA
Cripple Creek & Victor      <30 x 30 meter
>30 x 30 meter

RESEARCH AND DEVELOPMENT
AngloGold Ashanti’s research and development program includes a range of initiatives in geology, mining, processing, engineering, safety, environment, marketing and knowledge management.
Research and development expenditure amounted to $10 million, $4 million and $8 million during 2007, 2006 and 2005, respectively.
A combination of collaborative and in-house research is adopted. Collaborative partners include research organizations, universities, mining companies, mining service providers and contractors.
In addition, AngloGold Ashanti’s wholly owned subsidiary, ISS International Ltd (ISSI), is a global company specializing in seismic monitoring of mines, engineering structures and earthquakes. The company initiates and undertakes both broad-based and focused research and development to enhance the safety of those working in mining by developing effective monitoring and warning technology systems. ISSI functions on the international stage and its involvement in seismic matters extends well beyond the mining environment.
AngloGold Ashanti is a signatory of the International Cyanide Management Institute (ICMI) and is committed to reaching compliance with the International Cyanide Management Code. All processing operations group-wide have been audited in-
house. Following external audits during 2007, seven operations were certified by the ICMI to fully comply with the provisions of the International Cyanide Management Code.
Extensive cyanide speciation studies have been conducted in collaboration with Mintek in Johannesburg at the various plants in the South Africa region to determine, on both a macro and a micro-scale, the environmental impacts of cyanide in residue material. Continuing projects cover cyanide measurement and control, cyanide recovery and cyanide destruction.
A project evaluating the impacts of hypersaline water and cyanide on wildlife and the environment is under way in Australia in collaboration with ACMER. The results of this project have enabled Sunrise Dam to meet the stringent requirements of the
International Cyanide Management Code regarding the management of cyanide in tailings.
The AuTEK project to develop new industrial uses for gold is based at Mintek. AngloGold Ashanti continues to support the catalysis initiative within the program. This involves gold catalyst development for carbon monoxide oxidation, for use in fuel cells and in photocatalysis. A pilot plant for the production of gold catalyst is under construction. Close working relationships have been established with potential end users. Promising applications include gas masks, catalytic converters for diesel engines and catalysis of a variety of industrial chemical reactions.
Processing initiatives include:
·   Thiosulphate leaching of gold as a development of a non-cyanide gold extraction process;
·   Use of digital camera technology to measure mill feed size, using this information to improve mill process control;
·   Establishing uranium leaching conditions for maximum extraction of uranium from the Vaal River operations;
·   Amira P9N comminution technology project on milling efficiency, steel ball and liner wear;
·   Amira P420 gold processing project looking at refractory ore treatment, thiosulphate leaching, cyanide and the environment;
·   Amira P266 thickening project, improving thickener performance using discrete element analysis and modeling;
·   Evaluation of optical sorting as a method for upgrading ore streams or waste rock dumps; and
·   Thickened tailings beach slope angle modeling to improve tailings facility operation.
Other initiatives include:
·   Monitoring real-time corrosion rates in uranium plant elution columns;
·   Void-filling using aerated cement walls for improved management of heat, radiation and ventilation; and
·   Automated in-stope water-blast to reduce silica dust exposure in stopes.
COMPETITION
As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. However, gold producers do compete against each other for acquisition exploration opportunities and human resources.

INTELLECTUAL PROPERTY
AngloGold Ashanti, as a group, is not dependent on intellectual property for the conduct of its business as a whole.
SUSTAINABLE DEVELOPMENT: SAFETY, HEALTH, ENVIRONMENTAL AND SOCIAL
DEVELOPMENT
AngloGold Ashanti published its Report to Society 2007 on March 31, 2008. A copy has been furnished to the SEC under
Form 6-K. This report covers issues pertaining to social development in line with AngloGold Ashanti’s values and business principles and the Global Reporting Initiative Guidelines prepared on a country and operational basis. The information below is extracted from the Report to Society 2007.
Occupational safety and health
Core business principle
Every manager and employee takes responsibility for health and safety; and together strive to create workplaces that are free from occupational injury and illness.
Performance
The group’s safety performance was disappointing in 2007. While the fatal (FIFR) was 4.5 percent lower year-on-year at
0.21 per million hours worked, the frequency rate (LTIFR) rose by 7 percent in 2007, to 8.24 per million hours worked.
An intensive review of the group’s safety strategy, particularly in South Africa, during the year and the ‘Safety is our first value’
campaign was launched. Details of individual operational performance are reported in Item 4B.: “Business overview”.
On the occupational health front, noise-induced hearing loss (NIHL), occupational lung diseases (OLD) (including silicosis) and in South Africa, pulmonary tuberculosis (TB) remain the most critical. Medical surveillance programs are in place at most of the group’s operations with plans afoot to intensify efforts at a number of the African operations. No new occupational disease cases were reported in Brazil, Argentina, the US or Australia.
NIHL occurs over a period of time following consistent exposure to high levels of noise. Hearing conservation programs comprise three features: engineering control to reduce noise at source, the use of hearing protection devices and medial surveillance. In South Africa, 78 employees were compensated for NIHL in 2007 (2006: 67 employees).
Exposure to silica dust is the major contributing factor in the development of OLD and efforts to reduce dust levels, improved dust monitoring and medical surveillance remain important in the program to eliminate silicosis. During 2007, 207 cases of
OLD were compensated in South Africa. Also in 2007, 462 new cases of silicosis were recorded in South Africa and submitted for compensation (2006: 367 new cases).
Some success has been achieved in reducing and managing TB in South Africa, where rigorous World Health Organization-
based TB control programs are in place. For the third consecutive year, TB statistics in South Africa declined, with
927 employees diagnosed with the disease. There is a strong relationship between TB and HIV/AIDS.
Human capital
Employees: core business principle
The company provides its employees with opportunities to develop their skills while sharing risks and rewards in workplaces that promote innovation, teamwork and freedom with accountability and embraces cultural diversity.

Performance
Certain human rights conventions, including those relating to freedom of association and collective bargaining, are entrenched within South African labor legislation and the South African constitution as well as in the laws and regulations of many of the countries in which the company operates. AngloGold Ashanti is committed to upholding the fundamental rights conventions of the International Labor Organization (ILO) and no breaches of these conventions were alleged or reported during the year. As the company is a signatory to the Voluntary Principles on Security and Human Rights, human rights training, particularly for security personnel, is being undertaken.
A new global organizational development strategy is being implemented within the group. The strategy recognizes the role of the individual as being a member of a family and a community and as an employee, and acknowledges the role of the company in supporting that and assisting the employee to reach his or her full potential. A key goal of this strategy is the promotion of diversity and localization at all levels and all operations, enabling employees to take advantage of the extensive opportunities the group can offer.
The group’s Employee Share Ownership Plan (ESOP) in South Africa has been fully implemented with more than
30,000 individuals now having an equity stake in the company. Discussions with the Ghana Mineworkers’ Union in respect of implementing a similar program in that country are ongoing.
For a number of reasons, including legislation and customs, mining has not been a career easily accessible to women,
AngloGold Ashanti has put plans in place to ensure retention, development and promotion of women. Key statistics related to women at the end of 2007 are as follows: women at board level – 8.0 percent, permanent employees* who are women –
8.6 percent
* In South Africa, 9.1 percent of permanent employees are women.
Education and training initiatives to alleviate the skills shortage and develop employees to their full potential continued during the year and included Adult Basic Education and Training (ABET), bursary schemes and learnerships, support for tertiary education, management development programs and executive development programs.
Community
Core business principle
AngloGold Ashanti strives to form partnerships with host communities, sharing their environments, traditions and values and wants communities to be better off for AngloGold Ashanti having been there. The company is committed to working in an environmentally friendly way.
Performance
The group’s relationships with communities are guided by operation- or region-specific community policies, and are complemented by a company-wide management system which is currently being fully implemented. Several modules in the community and social development systems, focusing largely on issues such as resettlement and compensation, human rights and security, and the preservation of cultural and sacred sites, were developed during the year, with further implementation planned for 2008.
The phenomenon of artisanal and small-scale mining, encountered particularly at the group’s operations and explorations prospects at Geita (Tanzania), Obuasi (Ghana), Siguiri (Guinea) and in the DRC, has on occasion given rise to conflict. During the year we continued to participate in the global debate on the matter and on the ground, in consultation with communities and other parties, we continue to explore sustainable opportunities for alternative livelihoods for small-scale miners. The group is developing a strategy that promotes cohabitation and mutual respect for each others’ rights, within the legal and regulatory framework within a country.
In terms of corporate social investment, AngloGold Ashanti contributed $7.7 million to corporate social investment (using a strict definition of the term that excludes sponsorships or the infrastructural developments attached to mining operations).
Group operations are required to play a meaningful role in the development of local economic activity in the interest of contributing towards the sustainability of host communities.

Regional health
Core business principle
AngloGold Ashanti is committed to prompt and supportive action in response to any major health threats in the regions in which it operates.
Performance
The primary regional health threats identified are HIV/AIDS in southern Africa, and malaria in west and east Africa.
In 2007, AngloGold Ashanti was recognized by a number of independent entities, non-government organizations and conferences for its work in delivering sustainable healthcare solutions in the communities in which it operates. In June 2007, the Global Business Coalition on HIV/AIDS, Tuberculosis and Malaria (GBC) identified the AngloGold Ashanti Obuasi Malaria
Control Program as a global example of excellence in the private sector’s response to these three pandemics. AngloGold
Ashanti also won three awards in the second annual ABSA Healthcare Initiative Awards held in August 2007, a part of the Pan
African Health Congress, for its integrated HIV/AIDS and tuberculosis control programs in South Africa, and for the malaria control programs at its operations in east and west Africa, winning in the category of Listed Company/Multinational
Organisation/Hospital Group, as well as the Most Sustainable Project award and the award for Project with the Biggest Impact.
The estimated HIV/AIDS prevalence levels at the group’s African operations are in line with similar demographically segmented portions in the general population. It is estimated that the HIV/AIDS prevalence levels among employees at the South African operations in 2007 remained stable at approximately 30 percent of the workforce.
Key objectives of the group HIV/AIDS program are to minimize the risk of HIV/AIDS on the company and its employees by reducing and ultimately eliminating new infections, efficiently managing those infected and supporting those with advanced
AIDS. The program focuses on:
·   Prevention of HIV, by means of various workplace initiatives, including voluntary counseling and testing (VCT).
     Assuming single testing, approximately 102 percent of the South African workforce were tested in 2007 (2006:
     75 percent).
·   Treatment programs, which involve the clinical care of those infected by the virus, including the use of antiretroviral therapy (ART). ART is available to all employees at all our operations in Africa, either directly from company facilities, through company-sponsored or -funded facilities, or from state facilities.
·   Support for the AIDS-ill requiring separation from the company and palliative care, including support for various community initiatives.
Total expenditure on the company’s HIV/AIDS program in South Africa amounted to approximately R25.2 million ($3.6 million)
in 2007 (2006: R21.5 million; $3.2 million).
Malaria remains an area of concern for AngloGold Ashanti’s operations in Ghana, Guinea, Mali and Tanzania. Not only does the disease result in death, illness and absenteeism among employees, but it is a major cause of death in young children and pregnant women, with an obvious effect on employees’ families and communities.
An extensive malaria program is in place at Obuasi and the lessons learnt here are being applied elsewhere. A revised integrated malaria control program began at Geita in Tanzania in September 2007, with indoor residual spraying of the
Mchaura staff village and all mine vehicles. Work began during the year on the development of an integrated campaign at
Siguiri in Guinea, modeled on the program at Obuasi.
The incidence of malaria has continued to decline at Obuasi following the third year of the integrated malaria control campaign, from 164 per 1,000 employees in 2006 to 61 in 2007.
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
These include recognition and collective bargaining agreements, disciplinary, grievance and appeal procedures and non-
discrimination agreements. No breaches of fundamental rights conventions of the ILO were alleged or charges brought against the company in connection with these during 2007.
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
Training
AngloGold Ashanti’s training philosophy encompasses a wide range of training initiatives. In 2007, the company spent
$31.4 million on employee training and development, of which $24.8 million was spent in the South Africa operations. In 2006, the employee training and development costs for South African-based operations amounted to $21.2 million. It is the company’s policy to provide Adult Basic Education and Training (ABET) to ensure that all employees are able to become literate and numerate.
Environment
Core business principle
AngloGold Ashanti strives to form partnerships with host communities, sharing their environments, traditions and values and want communities to be better off for AngloGold Ashanti having been there.
Performance
As a member of the International Council on Mining and Metals, AngloGold Ashanti subscribes to the sustainable development framework and its principles for sustainable development, and is committed to publicly reporting. During the year, the group produced a set of five environmental guidelines to be used in conjunction with the group’s environmental policy. These guidelines cover the management of water, air quality, waste material, chemicals and land. A number of other guidelines are currently under consideration and will be produced as and when required.
All AngloGold Ashanti operations have had their environmental management systems certified in conformance with the
ISO 14001 standard, and all the requisite permits for their current operations are in place. AngloGold Ashanti Health (Pty) Ltd, a subsidiary of the company that provides healthcare services to employees in South Africa, was also recommended for certification.
In line with increasingly stringent governance and risk management requirements at a company level, AngloGold Ashanti initiated a corporate environmental review program during the year. The program reviewed whether all significant environmental aspects had been identified and whether appropriate monitoring systems had been established to manage these aspects, including suitable monitoring systems.
Closure plans, which are reviewed and updated annually, are in place at all operations. These take into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in good practice. In addition, an assessment of closure liabilities is undertaken and reviewed on an annual basis and, increasingly reviewed and assured by independent third parties.

A key performance objective for 2007 was the implementation of the International Cyanide Management Code for the
Manufacture, Transport and Use of Cyanide in the Production of Gold (the Cyanide Code). The code is a voluntary industry initiative developed under the auspices of the United Nations Environment Program to promote responsible management of cyanide used in gold mining, to enhance the protection of human health, and reduce the potential for environmental impacts.
AngloGold Ashanti was one of the first signatories to the code in November 2005 and, in line with this, committed to having all of its operations audited by an independent third party to demonstrate its compliance with the code.
In addition to participating in the global debate on climate change and its potential impacts, AngloGold Ashanti has considered its position, evaluating both risks and opportunities in respect of climate change, and embarking on a process of establishing its carbon footprint and its greenhouse gas emissions. In 2007, AngloGold Ashanti participated in the global Carbon Disclosure
Project’s, survey of the top 40 companies listed on the JSE. CDP is a global institutional investor collaboration intent on understanding and quantifying climate change implications for business. AngloGold Ashanti’s response may be found at
www.cdproject.net.
4C.     Organizational structure
Head office structure and operations
AngloGold Ashanti’s operations are organized on a country basis. Management of AngloGold Ashanti is entrusted to the executive committee, comprising the two executive directors, 8 executive vice presidents and two vice presidents. See "Item 6.:
Directors, senior management and employees". Day-to-day management of the operations vests with executive teams based in South Africa (Johannesburg and Potchefstroom), Ghana (Accra), United States (Denver), Brazil (Nova Lima), and Australia
(Perth).
Corporate activities
Activities provided in the corporate area fall into three categories. First, support is provided to the executive committee in managing AngloGold Ashanti as a whole. Second, certain activities are managed centrally, including strategic and business planning, marketing, corporate finance, treasury, exploration, technology and innovation, corporate secretarial and corporate affairs. Third, certain specialized services are directed from the center although they are managed by operations. These include mining, engineering, metallurgy, mineral resource management, safety and health, the environment and human resources.
AngloGold Ashanti has investments in numerous principal subsidiaries and joint venture interests, see "Item 19.: Exhibits
Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries" for details.
4D.
Property, plants and equipment
For a discussion on AngloGold Ashanti’s mining properties, plant and equipment, see “Item 4B.: Business Overview”.
Item 4A: Unresolved staff comments
Not applicable.

Item 5: Operating and financial review and prospects
The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited and are based on the US GAAP financial statements.
This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three years ended and as at December 31, 2007, 2006 and 2005. It consists of the following subsections:
•    “Overview,” which provides a brief summary of our operations;
•    “Operating results,” which includes a discussion of our consolidated financial results for the last three years and those factors influencing the results;
•    “Liquidity and Capital Resources,” an analysis of cash flows, sources and uses of cash, our financial position, capital commitments and contingencies, financial instruments, recent accounting pronouncements and critical accounting policies;
•   “Trend information,” a discussion of current and expected future production and the costs thereof;
•    “Off-balance sheet arrangements,” a discussion of significant off-balance sheet arrangements; and
•    “Contractual obligations,” a disclosure of known contractual obligations.
This item should be read in conjunction with the Company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.
Overview
For the year ended December 31, 2007, AngloGold Ashanti had an attributable production of approximately 5.5 million ounces
(including joint ventures) of gold. Headquartered in Johannesburg, South Africa, the Company has a global presence with
20 operations comprising open-pit and underground mines and surface metallurgical plants in ten countries which are supported by extensive, yet focused, exploration activities. As at December 31, 2007, the Company had Proven and Probable
Ore Reserves of approximately 72.2 million ounces (including joint ventures) on an attributable basis.
AngloGold Ashanti’s main product is gold. A portion of its revenue is derived from sales of silver, uranium oxide and sulphuric acid. The Company sells its products on world markets.
AngloGold Ashanti’s world-wide operations, divided into countries are: South Africa (which comprises seven operations),
Argentina (which encompasses one operation), Australia (which encompasses one operation), Brazil (which encompasses two operations), Ghana (which encompasses two operations), Guinea (which encompasses one operation), Mali (which encompasses three operations), Namibia (which encompasses one operation), Tanzania (which encompasses one operation)
and the United States of America (which encompasses one operation). For more information on the Company’s business and operations, see “Item 4B.: Business overview — Products, operations and geographical locations”.

5A.      Operating results
Introduction
AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International Monetary Fund (IMF), forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.
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
As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.
On May 15, 2008, the afternoon fixing price for gold on the London Bullion Market was $866.25 per ounce.
AngloGold Ashanti’s costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs are incurred on labor, fuel, lubricants, power, consumable stores which include explosives, timber, other consumables and utilities incurred in the production of gold. Labor is a significant component of production costs as the Company’s mining operations consist mainly of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.
With operations in ten countries on four continents, AngloGold Ashanti is exposed to a number of factors that could affect its profitability, including exchange rate fluctuations, inflation and other risks relating to these specific countries. These factors are inherent in conducting mining operations on a global basis, and the Company applies measures wherever appropriate and feasible, such as hedging instruments, intended to reduce its exposure to these factors.
In conducting mining operations, the Company recognizes the inherent risks and uncertainties of the industry, and the wasting nature of assets. Recoverability of capitalized amounts is reviewed on a regular basis.
Effect of exchange rate fluctuations
Currently, a significant portion of AngloGold Ashanti’s revenues, excluding the effect of realized non hedge derivatives, are generated in South Africa, and to a lesser extent in Brazil, Argentina and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South African rand, the Brazilian real, the Argentinean peso and the
Australian dollar. In 2007, the Company derived 71 percent (65 percent including joint venture arrangements) of its revenues from these countries and incurred 62 percent (59 percent including joint venture arrangements) of its production costs in these local currencies. In 2007, the weakening of the dollar against these local currencies in which the company operates continued
to increase total cash costs. A one percent strengthening of these local currencies against the dollar will result in an increase of total cash costs incurred of nearly $3 per ounce, or 1 percent. As the price of gold is denominated in US dollars and the
Company realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves the Company’s profitability in the short-term. Conversely strengthening of these local currencies against the US dollar adversely impacts the Company’s profitability in the short term. Based upon average rates during the respective years, the rand weakened and the real strengthened by approximately 4 percent and 11 percent respectively, against the US dollar in
2007 compared to 2006. The Argentinean peso traded freely against the US dollar from January 1, 2002 and had devalued to
3.15: 1 against the US dollar by December 31, 2007. The Australian dollar, based on the average rates during the respective years, strengthened by 11 percent against the US dollar in 2007 compared to 2006.

To fund local operations, AngloGold Ashanti holds funds in local currencies. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, the Company’s cash and cash equivalents reported in US dollars could change. At December 31, 2007, approximately 66 percent of the Company’s cash and cash equivalents were held in local currencies.
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
Effect of inflation
The mining industry continues to experience price inflation for many commodities and consumables used in the production of gold which lead to higher production costs reported by many gold producers.
AngloGold Ashanti’s operations have not been materially adversely affected by inflation in recent years given that it has benefited from sustained period of rising gold prices. However, the Company is unable to control the prices at which it sells its gold (except to the limited extent that it utilizes commodity instruments) and it is possible, therefore, that if there is to be significant inflation in South Africa, and to a lesser extent in Brazil, Argentina and Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the Company’s results and financial condition.
The percentage change in the rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the table below:
Year ended December 31
2007
percent
2006
percent
2005
percent
The average South African rand/US$ exchange rate weakened/(strengthened) by: 3.8 6.3 (1.1)
PPI (inflation rate) increase:
10.0 7.7 3.1
Net effect
6.2                 1.4
(4.2)
Effect of commodity instruments
AngloGold Ashanti has utilized commodity instruments to protect the selling price of some of its anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001 the company has been reducing its hedge commitments through hedge buy-backs (limited to non-hedge derivatives), deliveries into contracts and restructurings in order to provide greater participation in a rising gold price environment, the effect of which may be that only limited price protection is available at lower gold prices. For a discussion of the Company's commodity instruments see "Item 11: Quantitative and qualitative disclosures about market risk".
Acquisitions and dispositions
The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly,
AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.
The following is a description of acquisitions and dispositions completed by AngloGold Ashanti since January 1, 2005:
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

On May 31, 2005 AngloGold Ashanti acquired an additional 12.4 percent interest (6,131,585 ordinary shares) in Trans-Siberian
Gold plc (TSG) for an aggregate consideration of £8 million ($15 million) as a second subscription in a transaction involving two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. The
Company’s aggregate shareholding in TSG at December 31, 2007 was 12,263,170 ordinary shares (29.8 percent interest held, after the dilution of shareholding resulting from an increase in issued share capital).
On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold
Ashanti, its Weltevreden mine. On December 19, 2005, Aflease was acquired by sxr Uranium One Incorporated (formerly
Southern Cross Incorporated) (sxr Uranium One). The conditions precedent to the agreement with sxr Uranium One were not fulfilled by the expiry date of December 31, 2007 and a new agreement is being negotiated with Aflease Gold Limited. The
Company has separately classified assets and liabilities for Weltevreden presented in the consolidated balance sheet, as held for sale. Refer to Note 16 in Item 18 – Assets and liabilities held for sale.
On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of
A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent from a 12.3 percent stake originally acquired in the expanded issued capital of Red 5 Limited during 2004. On September 18, 2006, the Company elected to exercise a second
Joint Venture option with Red 5 Limited – the Outer Siena Joint Venture, located to the south-east of Boyongan - in terms of which the Company will spend a minimum of A$1.5 million ($1.2 million) in the first year with no interest. The Company may earn between 52 percent and 58.5 percent interest in two tenements through an additional expenditure of A$4 million
($3 million), with a right to increase its holding by 8 percent to 9 percent through an additional spend of A$5 million ($4 million).
As at December 31, 2007, the Company held a 10.2 percent interest in Red 5 Limited.
During the period October 10 through October 18, 2005, AngloGold Ashanti Australia reduced it shareholding in Tanami Gold to 5 percent, through the sale of 8 million fully paid ordinary shares for a cash consideration of A$1.3 million ($1.0 million) and in February 2006, disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million ($3.0 million).
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
On June 1, 2006, AngloGold Ashanti and Bema Gold Corporation (Bema) announced that they would jointly explore a select group of AngloGold Ashanti’s mineral opportunities located in Northern Colombia, with initial work focused on the La Mina and
El Pino targets. In November 2006, certain members of Bema’s management formed a company, B2 Gold, which company would acquire certain rights held by Bema following the acquisition by Kinross Gold of Bema in December 2006. On February
14, 2007, the Company consented to the ultimate assignment of Bema’s rights and responsibilities to B2 Gold in terms of the joint venture agreement entered into between the Company and Bema.
On June 30, 2006, AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold Ashanti), International Tower Hill Mines Ltd (ITH)
and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and
Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaska mineral exploration properties and associated databases in return for 5,997,295 common shares of ITH stock, representing an approximate
19.99 percent interest in ITH (December 31, 2007; 15.12 percent). The sales transaction closed on August 4, 2006. The
Company also granted to ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project (total of $6 million) within four years of the grant date of the options. As part of the two option agreements, the Company will have the option to increase or dilute its stake in these projects, subject to certain conditions.
On July 14, 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Antofagasta plc to jointly explore in
Southern Colombia for new gold and copper deposits. The Company will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta will commit to fund a minimum of
$1 million of exploration within 12 months of the signing of the agreement, with an option to invest an additional $7 million within four years in order to earn-in to 50 percent of the joint venture. Both AngloGold Ashanti and Antofagasta will have the right to increase their interests by 20 percent in copper-dominant and gold-dominant properties subject to certain conditions.
This transaction terminated in November 2007 with Antofagasta plc making a minimal payment fulfilling their commitment to the joint venture.

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
On September 21, 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which,
Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation. At the same time, the Company announced that it had submitted an offer to the board of Trans-
Siberian Gold plc (TSG) to acquire all of TSG’s interest in its Krasnoyarsk based subsidiaries, OOO GRK Amikan (Amikan) and
OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania (AS APK) for a total consideration of $40 million. In June
2007, the Company concluded the purchase of TSG’s interests in Amikan (which holds the Veduga deposit, related exploration and mining licenses) and AS APK (which holds the Bogunay deposit, related exploration and mining licenses). These companies acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the strategic alliance. Of the assets acquired from TSG, assets of $15 million were subsequently classified as held for sale during 2007. Refer to Note 16 in Item 18 – Assets and liabilities held for sale.
On June 8, 2007, AngloGold Ashanti announced that it had sold, subject to certain conditions, most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005, to a consortium of Mintails South Africa (Pty) Limited/DRD South African Operations (Pty) Limited Joint Venture. The site is currently being rehabilitated by AngloGold Ashanti. The assets and associated liabilities were sold for R42.8 million
(approximately $6 million). The joint venture will operate, for its own account, under the AngloGold Ashanti authorizations until new order mining rights have been obtained and transferred to the joint venture. Refer to Note 8 in Item 18 – Discontinued
operations.
During July 2007, AngloGold Ashanti disposed of its investment of 600,000 shares previously held in Mwana Africa plc for
$0.8 million. The shares were acquired pursuant to the sale of the Company’s entire interest in Ashanti Goldfields Zimbabwe
Limited to Mwana Africa Holdings (Proprietary) Limited during 2004.
AngloGold Ashanti completed the acquisition of the minority interests in the Iduapriem and Teberebie mine previously held by the Government of Ghana (5 percent) and the International Finance Corporation (10 percent) effective September 1, 2007 for a total cash consideration of $25 million. The Iduapriem and Teberebie mine is now wholly-owned by the Company.
Acquisitions have been accounted for as purchase business combinations under US GAAP. The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, assuming that acquisitions and dispositions took place on the effective date of these transactions. Therefore, the consolidated financial statements are not necessarily indicative of the Company’s financial condition or results of operations for future periods. For a more detailed discussion of these transactions, see “Item 4A.: History and development of the company”.

South African political, economic and other factors
AngloGold Ashanti is a company domiciled in South Africa, with a number of operations in South Africa. As a result, the
Company is subject to various economic, fiscal, monetary and political factors that affect South African companies generally.
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
The South African government has announced the details of the proposed new legislation whereby new order rights will be subject to a State royalty. The third draft of the Mineral and Petroleum Resources Royalty Bill was published on December 6,
2007 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation.
It is estimated that the formula could translate to a royalty rate of more than 4 percent of gross sales in terms of current pricing assumptions. The latest proposal results in a large increase from the 1.5 percent rate proposed in the second draft in 2006, and the company is making representations to the government through the South African Chamber of Mines to retain the proposed 1.5 percent rate. The payment of royalties is currently scheduled to begin on May 1, 2009, if the Bill is passed by
Parliament in its current form.
Gold market in 2007
Continued strong levels of investor and speculator interest, particularly in the fourth quarter of the year, pushed the gold price to levels just short of record highs, records which were then surpassed soon after year end in an exceptionally buoyant market.
The average gold spot price for the year, at $697 per ounce, was 15 percent higher than that in 2006. Although prices were relatively range-bound during the first half of the year, the end of the third quarter and the fourth quarter saw a strong surge in the dollar gold price and particularly high levels of investor interest. Fabrication demand followed an inverse pattern, with the more stable prices of the first half leading the market to record high levels of jewellery consumption in certain regions, which then fell away in the fourth quarter as price volatility took its toll, particularly in more price-sensitive markets. The exception to this pattern was the Chinese market, where jewellery demand remained relatively solid in the fourth quarter despite the high levels of price volatility. The main contributing factor to the price gains seen in the second half of the year was economic uncertainty relating to credit concerns and the impact of the sub-prime mortgage crisis in the US. Inflationary concerns driven by higher food, oil and commodity prices also played a role, as did the escalation in geopolitical tension, particularly at year-
end. Rand gold prices saw new record highs of R187,000 per kilogram during the year and an average spot price for the year of just over R157,000 per kilogram.
Overall, the investment market saw lower levels of demand than in 2006, however, this demand was heavily concentrated in the last half of 2007, for the aforementioned reasons. Particular strength was exhibited in trade on commodity exchanges and also in the gold Exchange-Traded Funds (ETFs). Total ETF holdings at year-end stood at close to 28 million ounces, with a total value of over $23 billion. This represents a significant level of growth over year-end holdings in 2006, even though this represented a doubling over levels of funds held the previous year.
Over the first half of 2007, physical demand from jewellery fabrication recovered strongly from the low levels of 2006, reaching record highs in several major markets. In the second half of the year, however, this level of demand could not be sustained in the face of a more volatile price environment, which impacted heavily on traditional markets, and with the increasingly difficult consumer and retail environment in developed markets such as the US.

Overall, fabrication demand for jewellery in 2007 increased by 6 percent in tonnage terms over 2006 levels, with the bulk of that increase contributed by the larger emerging markets of East Asia, India and the Middle East, whereas demand from the US market fell in tonnage terms by 14 percent over 2006.
It was in the Indian market that the contrast in consumption levels between the two halves of the year was most marked.
Demand reached record levels in rupee and tonnage terms for both jewellery and retail investment in the second quarter of the year. Together these totalled 317 tonnes, half of global mine output for the quarter and 90 percent higher than the relatively low level attained in the same quarter in 2006. Demand in the first half of the year increased by 72 percent over the corresponding period in the previous year. This strong level of consumption was fuelled in part by economic growth, particularly in the agricultural sector, as well as by a stable rupee gold price. In the second half of the year, however, the rupee/dollar exchange rate showed significant volatility, and this combined with a period of volatility in dollar gold prices created a set of circumstances unfavorable to gold consumption. Price volatility is a significant deterrent to demand in the Indian market, and in the second half of 2007 the periods of most extreme price volatility coincided with some of the more auspicious gold buying occasions, such as Diwali. Demand in the fourth quarter was particularly poor, and fourth quarter offtake reached the lowest level since the early 1990s. Over the year as a whole an increase in jewellery offtake in tonnage terms of 6 percent was recorded.
Demand in the Middle East, specifically in the six Gulf markets, was also dented considerably in the second half of the year, with a sharp shift in consumer sentiment away from gold jewellery consumption brought about by a combination of volatile price levels, inflationary concerns and significant escalations in rent charges. As the currencies of these markets are pegged against the dollar, there is no cushioning for consumers against dollar gold price volatility. In the region, Turkey and Egypt experienced healthier demand, with good tourist seasons and increased economic stability helping to fuel consumption.
The Chinese market proved most resilient to the more volatile prices as most retailers maintain a margin of approximately
10 percent over the gold price and therefore tend not to adjust prices on a daily basis according to each and every fluctuation in the dollar gold price. The Chinese economy also continued to record strong growth.
In the US, gold demand in 2007 reached the lowest level since 1992. Retailers continued to reduce their focus on the category in the light of rising prices and to seek out product with lower gold content so as to offer a lower-cost range of product to an increasingly price-sensitive consumer. Only the high end of the market, which typically retails 18 carat product, remained strong. Margins in this segment are higher than in the mass market segment and consumers are less sensitive to price increases.
Despite high gold prices, scrap supplies of gold into the market were weaker than in 2006. In part this seems to have been due to the fact that significant personal gold inventories were liquidated in 2006 and have not been replaced as yet. Another factor was the price surge which took place towards the end of the year. Consumers were deterred from selling old jewellery by the expectation that prices might rise further.
Industrial demand increased marginally by 2 percent over 2006 levels. A slowdown in the demand for electronic goods over the second half of the year impacted growth in this sector.
Official sector sales for the calendar year were approximately 485 tonnes, some 30 percent higher than in 2006. Gold sales by the Central Bank Gold Agreement (CBGA) signatories account for the bulk of this increase and in the third year of the second
CBGA agreement (which came to an end on September 26, 2007) 475.8 tonnes of the available quota of 500 tonnes had been released onto the market.
Gold producers reduced their hedging positions considerably in 2007. Over 400 tonnes were bought in the market in this way, a figure only slightly below the record level of de-hedging measured in 2004. The majority of this activity took place in the first half of the year and was driven by the activities of a small number of major players.
Comparison of operating performance in 2007, 2006 and 2005
The joint venture operations situated in Mali (the Sadiola, Yatela and Morila Joint Ventures) did not meet the significance test requirements for separate financial statements and disclosures in terms of Regulation S-X Rule 3.09 for the financial year ended December 31, 2007. Accordingly, the financial statements for these joint ventures included in Item 18 are unaudited for this period.

The following table presents operating data for the AngloGold Ashanti group for the three year period ended
December 31, 2007:
Operating data for AngloGold Ashanti
Year ended December 31
2007                     2006
2005
Total attributable gold production (thousand ounces) 5,477 5,635 6,166
Total cash costs ($/oz) 367 321 281
Total production costs ($/oz) 504 452 398
Production costs (million US dollars) 1,917 1,539 1,642
Capital expenditure (million US dollars) 1,059 817 722
- Consolidated entities 1,050 811 710
- Equity accounted joint ventures 9 6 12
Attributable gold production
For the year ended December 31, 2007, AngloGold Ashanti’s total attributable gold production from continuing operations decreased by 158,000 ounces, or 3 percent, to 5.5 million ounces from 5.6 million ounces produced in 2006. In South Africa, gold production decreased by 9 percent from 2,554,000 ounces produced in 2006, to 2,328,000 ounces produced in 2007 mainly due to a decline in the volume of ore mined at Great Noligwa as a result of lower face advance and lower volume mined at TauTona and Kopanang due to seismicity issues. Gold production in Argentina, Ghana and Mali decreased from
215,000 ounces, 592,000 ounces and 537,000 ounces, respectively, produced in 2006, to 204,000 ounces, 527,000 ounces and 441,000 ounces, respectively, produced in 2007. This was mainly due to lower grades at Cerro Vanguardia (in Argentina);
lower volumes mined due to an eleven day plant shutdown and power outages at Obuasi (in Ghana) and the impact on production following the sale of Bibiani (in Ghana) concluded in December 2006. In Mali gold production for 2007 was lower compared to 2006 due to lower recovered grades at Yatela, Morila and Sadiola.
The decrease in gold produced over 2007 at most mines was partially offset by an increase in gold production in Australia,
Brazil, Guinea and Tanzania from 465,000 ounces, 339,000 ounces, 256,000 ounces and 308,000 ounces, respectively, produced in 2006, to 600,000 ounces, 408,000 ounces, 280,000 ounces and 327,000 ounces produced, respectively, in 2007.
This was mainly due to the mining of high grade areas at Sunrise Dam (in Australia); at AngloGold Ashanti Brasil Mineração (in
Brazil) due to Cuiabá mine expansion completed in latter half of 2006; at Siguiri (in Guinea) due to higher volumes treated with the Carbon-in-pulp (CIP) plant being in full production and at Geita (in Tanzania) due to the impact of adverse weather conditions, the delay in the Nyankanga pit push-back and lower recovered grade in 2006.
For the year ended December 31, 2006, AngloGold Ashanti’s total attributable gold production from continuing operations decreased by 531,000 ounces, or 9 percent, to 5.6 million ounces from 6.2 million ounces produced in 2005. Gold production from the Geita mine in Tanzania decreased from 613,000 ounces in 2005 to 308,000 ounces in 2006 and mines in Ghana and
Guinea reported decreases from 926,000 ounces to 848,000 ounces, mainly due to lower yields. Marginal declines in gold production were recorded from operations located in Brazil where gold production fell from 346,000 ounces to 339,000 ounces.
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

Total cash costs and total production costs
Comparison of total cash costs and total production costs in 2007 with 2006
Cash costs in all of the operations situated in South Africa increased in 2007 when compared to 2006. This was largely a result of the reduced volumes mined, declining grades, safety-related stoppages and wage increases.
Cerro Vanguardia, the Argentinean mine, recorded an increase in cash costs of 17 percent from $223 per ounce in 2006 to
$260 per ounce in 2007, mainly as a result of higher local inflation, increases in contractor and maintenance costs as well as an increase in the size of the workforce partially offset by higher silver by-product revenue. The Australian mine, Sunrise Dam, reported cash costs of $262 per ounce for 2007 compared to $333 per ounce for 2006, a 21 percent decrease mainly due to record gold production in 2007.
The Brazilian mines, Brasil Mineração and Serra Grande, reported cash costs of $246 per ounce in 2007 compared to
$207 per ounce in 2006 and $264 per ounce in 2007 compared to $196 per ounce in 2006, respectively. This increase in cash costs at both mines is mainly attributable to higher local inflation and reduced grade recovered and the appreciation of the local currency against the US dollar.
Obuasi in Ghana reported increased cash costs of $67 per ounce increasing to $464 per ounce in 2007 as a result of reduced production and increases in prices of consumables and rates of service contracts. Iduapriem reported an increase in cash costs from $413 per ounce in 2006 to $497 per ounce in 2007 mainly due to the combined impact of the mill shutdown and increases in contract mining costs. The operations at Siguiri, in Guinea, reported a $73 per ounce increase in cash costs to
$471 per ounce, mainly as result of the appreciation of the Guinean franc against the US dollar, higher royalty payments linked to the higher gold price and higher fuel and labor costs.
The Malian operations reported increased cash costs. Yatela reported an increase in cash costs to $300 per ounce in 2007 compared to $241 per ounce in 2006 due to the decline in production, appreciation of the euro and FCFA against the dollar and higher fuel prices. At Morila, cash costs increased in 2007 to $333 per ounce compared to $266 per ounce in 2006 mainly due to the decline in production, appreciation of the euro and FCFA against the dollar and higher fuel prices. At Sadiola, production declined 26 percent to 140,000 ounces, consequently cash costs increased from $268 per ounce in 2006 to $414 per ounce in
2007.
Navachab in Namibia reported an increase in cash costs of 36 percent to $475 per ounce as a result of an increase in the costs of labor and explosives whilst a grade-related decline in gold production also had a negative effect. Geita in Tanzania reported a slight decrease in cash costs from $630 per ounce in 2006 to $627 per ounce in 2007. Reduced expenditure on equipment re-builds, contractor services and an increased level of production contributed to the containment of costs. In North America,
Cripple Creek reported a $21 per ounce increase to $269 per ounce in 2007 mainly due to higher commodity and diesel fuel prices.
Overall, total cash costs for 2007 increased by $46 per ounce, or 14 percent, of which $21 per ounce was due to inflation,
$20 per ounce to lower efficiencies, $8 per ounce to decreased by-product sales, $6 per ounce to lower volumes and $5 per ounce to exchange and royalty effects. These increases were partially offset by higher grades of $2 per ounce and other variances of $12 per ounce.
Comparison of total cash costs and total production costs in 2006 with 2005
Cerro Vanguardia, the Argentinean mine, recorded an increase in cash costs of 30 percent from $171 per ounce in 2005 to
$223 per ounce in 2006, mainly as a result of higher local inflation and increases in commodity and maintenance costs and the effects of the adoption of EITF 04-6. The Australian mine, Sunrise Dam, reported cash costs of $333 per ounce for 2006 compared to $269 per ounce for 2005, a 24 percent increase mainly from commodity and contractor costs and the adoption of
EITF 04-6, which increased cash costs by $37 per ounce.
The Brazilian mines, Brasil Mineração and Serra Grande, reported cash costs of $207 per ounce in 2006 compared to
$169 per ounce in 2005 and $196 per ounce in 2006 compared to $158 per ounce in 2005, respectively. This increase in cash costs at both mines is mainly attributable to higher local inflation and reduced grade recovered and the adoption of EITF 04-6.

Obuasi in Ghana reported increased cash costs of $52 per ounce increasing to $397 per ounce in 2006 as a result of processing increased tonnages with lower grade ore, whilst at Iduapriem cash costs increased to $413 per ounce mainly due to local inflation and the adoption of EITF 04-6 which increased cash costs by $42 per ounce. The operations at Siguiri, in
Guinea, reported a $97 per ounce increase in cash costs to $398 per ounce, mainly as result of commodity price increases, higher royalties, which are linked to spot prices, maintenance shutdowns and plant modifications post commissioning.
The Malian operations had a mixed year. Yatela reported a decrease in cash costs to $241 per ounce in 2006 compared to
$263 per ounce in 2005 mainly due to process changes in the heap leach operations. At Morila, cash costs increased in 2006 to $266 per ounce compared to $191 per ounce in 2005 mainly due to reduced grade recovered and the major mill relining that took place in the second half of the year which affected tonnage. Sadiola reported a $3 per ounce increase in cash costs to
$268 per ounce in 2006 mainly due to increased royalty payments linked to the higher gold price. All the Malian operations were affected by the adoption of EITF 04-6.
Navachab in Namibia reported an increase in cash costs of 9 percent to $349 per ounce as a result of increased gold production and the effects of the US dollar on costs in the second half of the year and the adoption of EITF 04-6, which affected cash costs by $84 per ounce. Geita in Tanzania was impacted by a combination of factors during the year including a drought early in the year, followed by floods impacting haulage rates. These impacted the cut back of the Nyankanga pit which resulted in a 46 percent drop in grade and ultimately impacting cash costs by 111 percent, increasing cash costs from $298 per ounce in 2005 to $630 per ounce in 2006. The adoption of EITF 04-6 increased cash costs at Geita by $140 per ounce. In
North America, Cripple Creek reported a $18 per ounce increase to $248 per ounce in 2006 mainly due to higher commodity prices.
Overall, total cash costs for 2006 increased by $40 per ounce of which $14 per ounce related to inflation, and $36 per ounce to lower grades and $13 per ounce for the adoption of EITF 04-6. Cost savings initiatives helped to offset these increases by
$10 per ounce, favorable exchange variances by $7 per ounce, higher-by-product effects by $3 per ounce and other variances by $3 per ounce.
Total production costs per ounce increased from $452 per ounce in 2006 to $504 per ounce in 2007 and from $398 per ounce in 2005 to $452 per ounce in 2006.
A more detailed review of total cash costs and total production costs at each of AngloGold Ashanti’s operations is provided under “Item 4B.: Business overview”.
Reconciliation of total cash costs and total production costs to financial statements
Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and Industry practice and are not US GAAP measures. The Gold Institute, which has now been incorporated into the
National Mining Association, was a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
Total cash costs, as defined in the Gold Institute industry guidelines, are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.
Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation costs, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.
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
·    the trend in costs as the mining operations mature over time on a consistent basis; and
·    an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.
A reconciliation of production costs as included in the company’s audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2007 is presented below. In addition the
Company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2007
Operations in South Africa
(7)
(in $ millions, except as otherwise noted)
Mponeng
TauTona
Savuka
Great
Noligwa
Kopanang
Tau Lekoa
Moab
Khotsong
Surface
operations
Corporate
(6)
Production
costs
159                 132               30                  201               133                80                  51                 39                  49
Plus:
Production costs of equity accounted joint ventures
(1)
-                     -                   -                    -                    -                   -                    -                    -                   (8)
Less:
Rehabilitation costs & other non-cash costs - 1 - (2) (1) - (5) - (23)
Plus:
Inventory movement (1) (1) - (1) (1) (1) - - -
Royalties
-                     -                   -                    -                    -                    -                   -                    -                    -
Related party transactions
(2)
(3)                  (2)                (1)                 (3)                 (3)                 (1)                 (1)                 (1)                    -
Adjusted for:
Minority interests
(3)
-                    -                    -                    -                    -                    -                   -                    -                    1
Non-gold producing companies and
adjustments                      -                    -                    -                    -                    -                    -                   -                    -                  (8)
Total
cash
costs
155               130                 29                195                128                  78                 45                 38                  11
Plus:
Depreciation, depletion and amortization 53 64 5 50 37 45 34 3 15
Employee severance costs 1 1 - 1 1 1 - - -
Rehabilitation and other non-cash costs - (1) - 2 1 - 5 - 23
Adjusted for:
Minority interests
(3)
-                     -                   -                    -                    -                   -                    -                    -                    -
Non-gold producing companies and
adjustments                      -                     -                   -                    -                    -                   -                    -                    -                  (4)
Total
production
costs
209               194                 34                248                167               124                  84                  41                  45
Gold produced (000’ ounces)
(4)
587                409                 73                483               418               165                  67                 125                    -
Total cash costs per ounce
(5)
264                 318               397               404                306               473                672                 304                    -
Total production costs per ounce
(5)
356                 474               466               513                400               752             1,254                  328                   -

For the year ended December 31, 2007
Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and USA
(in $ millions, except as otherwise noted)
ARGENTINA    AUSTRALIA
BRAZIL
GHANA
GUINEA
MALI
NAMIBIA     TANZANIA
USA

       Cerro
Vanguardia

Sunrise
  Dam
Boddin
gton
(9)
AngloGold
  Ashanti
   Brasil
Mineração
Serra
Grande
Obuasi
Bibiani
(10)
Iduapriem
(11)
Siguiri
Sadiola
Yatela
Morila
Navachab
Geita
    Cripple
      Creek
 &   Victor
Production
costs
44 145
1
82
52
176          -          92           136            -           -          -            36
206               73
Plus:
Production costs of equity accounted joint ventures
(1)
-
-          -           -            -           -           -           -
-
54         30        50
-
-
-
Less:
Rehabilitation costs & other non-cash costs
(4)
3
(1)
(4)
(2)
(18)
-
(7)
(6)
(3)
(1)
-
2
(4)
(4)
Plus:
Inventory movement
6
(2)
-
-
(1)
1
-
2
(3)
-
-
1
(1)
(4)
42
Royalties
11              11        -           -           -           8           -           4             28           6           5          8             1
7
-
Related party transactions
(2)
-
-          -           -           -           -            -            -
-             1           2          1             -
-
-
Adjusted
for:
Minority interests
(3)
(4)              -          -           -
(25)
-            -          (8)         (23)             -           -           -             -
-
-
Total cash costs
53
157
-
78
24
167
-
83
132
58
36
60
38
205
111
Plus:
Depreciation, depletion and amortization
17
53
-
32
18
67
-
21
45
6
4
13
6
58
32
Employee
severance
costs
-
-          -           -           -          14          -             -
-
-            -           -
-
-
-
Rehabilitation and other non-cash costs
4
(3)
1
4
2
18
-
7
6
3
1
-
(2)
4
4
Adjusted
for:
Minority interests
(3)
(1)               -          -           -
(10)
-            -          (2)          (7)             -           -           -              -
-
-
Total
production
costs
73
207         1       114        34        266          -         109         176           67         41        73            42
267
147
Gold produced (000’ ounces)
(4)
204
600         -         317       91        360          -         167         280          140       120       180
80
327
282
Total cash costs per ounce
(5)
260
262         -         246      264       464           -         497         471          414       300       333        475
627
(8)
  269
Total production costs per ounce
(5)
358
345         -         360      374        739          -         653         629           479      342       406        525
817
   521

For the year ended December 31, 2007
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
1,917
Plus:
 Production costs of equity accounted joint ventures
(1)
126
Less:
 Rehabilitation costs & other non-cash costs
(79)
Plus/(less):
 Inventory movement
36
Royalties 89
Related party transactions
(2)
(11)
Adjusted for:
Minority interests
(3)
(59)
Non-gold producing companies and adjustments (8)
Total cash costs
2,011
Plus:
 Depreciation, depletion and amortization
678
Employee severance costs 19
Rehabilitation and other non-cash costs 79
Adjusted for:
Minority interests
(3)
(20)
Non-gold producing companies and adjustments (4)
Total production costs
2,763
Gold produced (000’ ounces)
(4)
5,477
Total cash costs per ounce
(5)
367
Total production costs per ounce
(5)
504
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
(7)
Adjusted to exclude Ergo.
(8)
Total cash costs per ounce calculation includes heap leach inventory change.
(9)
There was no production attributable to AngloGold Ashanti in 2007.
(10)
Bibiani was sold effective December 28, 2006.
(11)
Remaining minority interests of 15 percent were acquired effective September 1, 2007.

For the year ended December 31, 2006
Operations in South Africa
(7)
(in $ millions, except as otherwise noted)
Mponeng
TauTona
Savuka
Great
Noligwa
Kopanang
Tau Lekoa
Moab
Khotsong
Surface
operations
Corporate
(6)
Production
costs
137                128                 29                 161               128                 78                 29                  32                (39)
Plus:
Production costs of equity accounted joint ventures
(1)
-                     -                   -                    -                    -                    -                    -                   -
(28)
Less:
Rehabilitation costs & other non-cash costs 1 (2) 1 (1) - (1) (1) - 6
Plus:
Inventory movement 5 3 1 1 3 - 1 - 1
Royalties
-                    -                    -                    -                    -                   -                    -                    -                    -
Related party transactions
(2)
(1)                 (1)                  (1)                 (1)                  (1)                 -                    -                    -                    -
Adjusted for:
Minority interests
(3)
-                    -                     -                   -                     -                  -                    -                    -                  (2)
Non-gold producing companies and
adjustments                      -                    -                     -                   -                     -                  -                    -                    -                   66
Total
cash
costs
142                128                 30                160                130                 77                  29                 32                   4
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

For the year ended December 31, 2006
Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and USA
(in $ millions, except as otherwise noted)
ARGENTINA       AUSTRALIA
BRAZIL
GHANA
GUINEA
MALI
NAMIBIA       TANZANIA
USA
     Cerro
Vanguardia
Sunrise
  Dam
Boddin
gton
(9)
AngloGold
  Ashanti
   Brasil
Mineração
  Serra
Grande
Obuasi
Bibiani
(10)
Iduapriem
Siguiri
Sadiola
Yatela
Morila
Navachab
Geita
Cripple Creek
     & Victor
Production costs
37
140
1
53
36
142
11
68
91
-
-
-
25
190
60
Plus:
Production costs of equity accounted joint ventures
(1)
-
-          -           -          -           -           -           -              -            41
21
46             -
-
-
Less:
Rehabilitation costs & other non-cash costs
-
4
(1)
(3)
-
1
3
4
(3)
2
3
(2)
2
7
(2)
Plus:
Inventory movement
3
4
-
-
2
4
1
3
11
2
3
3
3
(8)
40
Royalties
11              7        -           -           -          7           1          4            21             6          5            7             -
5
2
Related party transactions
(2)
-
-         -           -           -           -           -           -             -               -          2            1             -
-
-
Adjusted
for:
Minority interests
(3)
(3)
-
-
-
(19)
-
-
(10)
(18)
-
-
-
-
-
-
Total cash costs
48
155
-
50
19
154
16
69
102
51
34
55
30
194
100
Plus:
Depreciation, depletion and amortization
35
38
-
20
14
79
9
27
52
19
15
17
7
49
39
Employee severance costs
-
-
-
-
-
15
-
-
-
-
-
-
-
-
-
Rehabilitation and other non-cash costs
-
(4)
1
3
-
(1)
(3)
(4)
3
(1)
(3)
4
(2)
(7)
2
Adjusted
for:
Minority interests
(3)
(3)
-          -          -          (6)         -           -          (1)           (5)            -            -           -
-
-
-
Total production costs
80
189
1
73
27
247
22
91
152
69
46
76
35
236
141
Gold produced (000’ ounces)
(4)
215
465
-
242
97
387
37
167
256
190
141
207
86
308
283
Total cash costs per ounce
(5)
223
333        -        207      196        397       432       413        398           268        241        266        349
630
(8)
248
Total production costs per ounce
(5)
372
406        -        301      278        638       594       544        593           363        326        367        407
766
498

For the year ended December 31, 2006
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
1,539
Plus:
 Production costs of equity accounted joint ventures
(1)
80
Plus:
 Rehabilitation costs & other non-cash costs
17
Plus/(less):
 Inventory movement
84
Royalties 78
Related party transactions
(2)
(2)
Adjusted for:
Minority interests
(3)
(54)
Non-gold producing companies and adjustments 68
Total cash costs
1,810
Plus/(less):
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
(7)
Adjusted to exclude Ergo.
(8)
Total cash costs per ounce calculation includes heap leach inventory change.
(9)
There was no production attributable to AngloGold Ashanti in 2006.
(10)
Bibiani was sold effective December 28, 2006.

For the year ended December 31, 2005
Operations in South Africa
(7)
(in $ millions, except as otherwise noted)
Mponeng
TauTona
Savuka
Great
Noligwa
Kopanang
Tau Lekoa
Surface
operations
Corporate
(6)
Production costs
138
124
51
179
135
105
26
58
Plus:
Production costs of equity accounted joint ventures
(1)
-                       -                      -                       -                       -                     -                       -                     (7)
Less:
Rehabilitation costs & other non-cash costs (2) (1) 1 (6) (7) (1) - (2)
Plus:
Inventory movement 1 - - 1 - 1 - -
Royalties - - - - - - - -
Related party transactions
(2)
6                     6                      2                      9                      6                     4                      1                      1
Adjusted for:
Minority interests
(3)
-                       -                      -                      -                       -                      -                      -                       -
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

For the year ended December 31, 2005
Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and USA
(in $ millions, except as otherwise noted)
ARGENTINA       AUSTRALIA
BRAZIL
GHANA
GUINEA
MALI
NAMIBIA       TANZANIA
USA
   Cerro
Vanguardia
Sunrise
   Dam
Boddin
gton
(9)
AngloGold
  Ashanti
  Brasil
Mineração
  Serra
Grande
Obuasi
Bibiani
Iduapriem
Siguiri
Sadiola
Yatela
Morila
Navachab
Geita
     Cripple
      Creek
     & Victor
Production costs
31
127
-
40
27
127
45
77
76
-
-
-
20
189
67
Plus:
Production costs of equity accounted joint ventures
(1)
-
-
-
-
-
-
-
-
-
42
25
48
-
-
-
Less:
Rehabilitation costs & other non-cash costs
-
(10)
-
(1)
-
(1)
(7)
(2)
(1)
(2)
(1)
(2)
6
(18)
(3)
Plus:
Inventory movement
(1)
-
-
3
2
3
(5)
(4)
6
-
(1)
(1)
-
5
27
Royalties                                                                                                             8
5
-
-
-
5
2
3
5
5
3
7
-
7
4
Related party transactions
(2)
-
-
-
-
-
1
-
1
-
-
-
(2)
-
-
-
Adjusted
for:
Minority interests
(3)
(2)
-           -          -        (14)         -           -        (14)        (12)          -         -          -             -
-
-
Total cash costs
36
122
-
42
15
135
35
61
74
45
26
50
26
183
95
Plus:
Depreciation, depletion and amortization
22
35
-
22
11
72
18
23
39
27
7
26
7
56
40
Employee
severance
costs
-
-          -           -           -          -           -          -             -            -          -         -             -
-
-
Rehabilitation and other non-cash costs
-
10
-
1
-
1
7
2
1
2
1
2
(6)
18
3
Adjusted
for:
Minority interests
(3)
(1)
-           -          -         (4)          -          -          (3)         (3)           -          -          -            -
-
-
Total
production
costs
57
167         -        65         22        208       60        83         111         74        34       78          27
257
138
Gold produced (000’ ounces)
(4)
211
455
-
250
96
391
115
174
246
168
98
262
81
613
330
Total cash costs per ounce
(5)
171
269
-
169
158
345
305
348
301
265
263
191
321
298
(8)
230
Total production costs per ounce
(5)
270
367
-
260
229
532
522
477
451
440
347
298
333
419
418

For the year ended December 31, 2005
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
1,642
Plus:
 Production costs of equity accounted joint ventures
(1)
108
Less:
 Rehabilitation costs & other non-cash costs
(60)
Plus:
 Inventory movement
37
Royalties 54
Related party transactions
(2)
35
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
(7)
Adjusted to exclude Ergo.
(8)
Total cash costs per ounce calculation includes heap leach inventory change.
(9)
There was no production attributable to AngloGold Ashanti in 2005.

Capital expenditure
Total capital expenditure of $1,059 million, which includes $35 million relating to the fifteen-year secured capital leases for the new corporate office (Turbine Square and Turbine Hall), was recorded in the year ended December 31, 2007 compared to
$817 million in the same period in 2006. This represents a $207 million, or 25 percent, increase from 2006. In South Africa, capital expenditure increased from $321 million in 2006 to $411 million in 2007, mainly due to expansion projects at Mponeng,
TauTona and the ramping up at Moab Khotsong. Expenditure in Brazil decreased to $141 million in 2007 from $186 million in
2006 as a result of the Cuiabá expansion project nearing completion. In Australia, capital expenditure increased from
$86 million in 2006 to $281 million in 2007, mainly as a result of the expansion at Boddington mine. At year-end, overall project progress at Boddington mine was approximately 65 percent complete, with engineering and procurement activities nearing completion.
Total capital expenditure during the year ended December 31, 2006 was $817 million compared to $722 million in 2005 being a
13 percent increase. In South Africa, capital expenditure decreased from $347 million in 2005 to $321 million in 2006, mainly due to reduced expenditure as Moab Khotsong began commercial production in 2006 and the weakening of the rand. Capital expenditure in Ghana and Guinea amounted to $97 million and $16 million, respectively, in 2006, compared to $90 million and
$36 million, respectively, in 2005, mainly due to capital projects at Obuasi in Ghana and the commissioning of the CIP plant in
Guinea. Expenditure in Brazil increased from $85 million in 2005 to $186 million in 2006 as a result of the Cuiabá expansion project. In Australia, capital expenditure increased from $38 million in 2005 to $86 million in 2006 mainly as a result of the underground mining project at Sunrise Dam and the commencement of expansion at Boddington mine. Capital expenditure in the USA increased from $8 million in 2005 to $13 million in 2006.
A more detailed review of capital expenditure at each of AngloGold Ashanti’s operations is provided under “Item 4B.: Business overview”.
Establishment of a Black Economic Empowerment (BEE) transaction in South Africa
On December 12, 2006, AngloGold Ashanti announced the finalization of the Bokamoso employee share ownership plan
(Bokamoso ESOP) with the National Union of Mineworkers, Solidarity and United Association for employees of the South
African operations. The Bokamoso ESOP creates an opportunity for the Company and the unions to ensure a closer alignment of the interest between South African based employees and the Company. Participation is restricted to those employees not eligible for participation in any other South African Share Incentive Plan.
The Company also undertook an empowerment transaction with a BEE investment vehicle, Izingwe Holdings (Proprietary)
Limited (Izingwe).
The transaction gave effect to undertakings made to the Department of Minerals and Energy at the time that the Company gained its new order mining rights in August 2005. The Company undertook to establish an ESOP and a BEE transaction equivalent to at least 6 percent of the value of the Company’s South African operations.
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
·   the E ordinary shares which are not cancelled will be converted into ordinary shares; and
·   the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the Company from time to time and a further one half is included in the strike price calculation.

The average fair value of the E ordinary shares granted to employees in 2007 was R79 (2006: R105) per share. Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the original 2006 award, the Company will cancel the relevant number of
E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in the tranche will be converted to ordinary shares for the benefit of the employees. All unexercised awards will be cancelled on May 1, 2014.
The average fair value of the E ordinary shares granted to Izingwe on December 13, 2006 was R90 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the award, Izingwe has a six month period to instruct the Company to cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any
E ordinary shares remaining in the tranche will be converted to ordinary shares for the benefit of Izingwe. If no instruction is received at the end of the six month period, the cancellation formula will be applied automatically.
Comparison of financial performance on a segment basis for 2007, 2006 and 2005
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided. During 2007, the Company changed the method of allocating hedging to individual mines. In prior periods, forward contracts were allocated to each reporting segment, based on the then prevailing contractual relationship with the counterparty. Following the removal of certain counterparty restrictions and the granting of group level guarantees during 2006, the Company has applied an average received gold price across all reporting segments. The average received gold price for each mine is thus similar to the Company’s average received gold price which includes realized gains/losses on non-hedge derivatives. Where applicable, the corresponding items of segment information for all earlier periods presented have been restated to reflect this. This information is consistent with the information used by the Company’s
Chief Operating Decision Maker in evaluating operating performance of, and making resource allocation decisions among operations.
Revenues
Year ended December 31
(in millions)
2007
$
percent
2006
$
percent
2005
$
percent
Category of activity
Total revenues
Product sales 3,048 2,683 2,453
Interest, dividends and other 47 32 32
Total
revenues
3,095
2,715
2,485
Geographical area data
Total revenues
South Africa 1,504 49 1,531 56 1,226 49
Argentina 130 4 118 4 101 4
Australia 379 12 309 11 210 8
Brazil 319 10 260 10 191 8
Ghana 364 12 330 12 338 14
Guinea 224 7 164 6 138 6
Mali 280 9 321 12 236 9
Namibia 54 2 51 2 36 2
Tanzania 224 7 198 7 257 10
USA 180 6 124 5 129 5
Other, including Corporate and Non-gold producing
subsidiaries 8 - 13 - 7 -
3,666
3,419
2,869
Less : Equity method investments included above (280) (9) (321) (11) (236) (9)
Less : Gains on realized non hedge derivatives included
above (291)             (9) (383)           (14) (148)             (6)
Total
revenues
3,095             100
2,715             100
2,485             100

In 2007, 49 percent of AngloGold Ashanti’s total consolidated revenues were derived from its operations in South Africa, compared to 56 percent in 2006, mainly as a result of the 9 percent decrease in production in the South African operations.
South Africa produced 43 percent of the global production in 2007.
In 2006, 56 percent of AngloGold Ashanti’s total consolidated revenues were derived from its operations in South Africa, compared to 49 percent in 2005, mainly as a result of the increase in the rand gold price over 2005.
Assets
As at December 31
(in millions)
2007
$
percent
2006
$
percent
2005
$
percent
Geographical area data
Total segment assets
South Africa 3,337 32 3,093 33 3,019 33
Argentina                                                                       236 2 254 3 248 3
Australia                                                                     1,183 11 805 8 737 8
Brazil                                                                             674 6 544 6 371 4
Ghana                                                                        2,155 21 2,058 21 2,104 23
Guinea                                                                           371 4 357 4 349 4
Mali                                                                                 291
(1)
3            280
(1)
3           309
(1)
4
Namibia                                                                            76 1 64 1 51 -
Tanzania                                                                     1,343 13 1,382 15 1,281 14
USA                                                                               528 5 507 5 429 5
Other, including Corporate, Assets held for
sale and Non-gold producing subsidiaries
187 2 169 1           215 2
Total segment assets
10,381
100
9,513
100
9,113
100
(1)
Investment held.
At December 31, 2007, 32 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 33 percent at the end of 2006. Operations outside of South Africa collectively accounted for approximately 68 percent of AngloGold
Ashanti’s total assets at December 31, 2007 compared to 67 percent at the end of the same period in 2006.
At December 31, 2006, 33 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 33 percent at the end of 2005. Operations outside of South Africa collectively accounted for approximately 67 percent of AngloGold
Ashanti’s total assets at December 31, 2006 compared to 67 percent at the end of the same period in 2005.
Comparison of financial performance in 2007, 2006 and 2005
Financial performance of AngloGold Ashanti
Year ended December 31
2007                     2006
2005
Revenue 3,095 2,715 2,485
Cost and expenses (3,806) (2,811) (2,848)
Taxation (expense)/benefit (118) (122) 121
Minority interest (28) (29) (23)
Equity income in affiliates 41 99 39
Discontinued operations 2 6 (44)
Cumulative effect of accounting change - - (22)
Net loss (814)                     (142) (292)
For more detail discussions on revenue and costs see the following explanations.

Comparison of financial performance in 2007 with 2006
Revenues
Revenues from product sales and other income increased by $380 million from $2,715 million in 2006 to $3,095 million in
2007, representing a 14 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2007. The average spot price of gold was $697 per ounce during 2007, $93 per ounce, or 15 percent, higher than $604 per ounce, the average spot price of gold in 2006. The majority of product sales consisted of US dollar-denominated gold sales.
Total revenues from the South African operations decreased by $41 million to $1,472 million from $1,513 million realized in
2006, mainly as a result of reduced gold production at the South African operations (2,328,000 ounces in 2007 compared to
2,554,000 ounces in 2006) which more than offset the increase in gold price.
Total revenues generated by Cerro Vanguardia, the Argentinean operation increased from $118 million in 2006 to $129 million in 2007 mainly as a result of the higher gold price. The increase in revenue was partly offset by reduced gold production
(204,000 ounces in 2007 compared to 215,000 ounces in 2006) and a reduction in grade recovered from 7.29 grammes per tonne in 2006 to 6.88 grammes per tonne in 2007.
The Australian operation at Sunrise Dam increased production to 600,000 ounces from 465,000 ounces in 2006. Average recovered grade increased from 3.39 grammes per tonne in 2006 to 4.86 grammes per tonne in 2007. Total revenues increased from $307 million in 2006 to $378 million in 2007.
The two operations in Brazil produced 408,000 attributable ounces compared to 339,000 ounces in 2006. The increase in production and higher gold price resulted in total revenues of $323 million in 2007 compared to $258 million in 2006.
Total revenues generated from operations situated in Ghana amounted to $364 million in 2007, compared to $330 million in
2006. The increase was mainly as a result of the higher gold price. The increase in revenue was partly offset by reduced gold production from 592,000 ounces in 2006 to 527,000 ounces in 2007.
Total revenues generated in Guinea amounted to $223 million in 2007 compared to $167 million in 2006. The increase was due to the higher gold price and an increase in gold production from 256,000 ounces in 2006 to 280,000 ounces in 2007.
Tanzania recorded total revenues of $219 million in 2007 compared to $199 million in 2006. The increase in revenue was a result of the higher gold price and an increase in gold production from 308,000 ounces in 2006 to 327,000 ounces in 2007.
Production costs
Production costs increased from $1,539 million in 2006 to $1,917 million in 2007, which represents a $378 million, or
25 percent increase. In South Africa, production costs increased by $191 million to $874 million in 2007 from $683 million in
2006 mainly as a result of annual wage increases and higher fuel and power costs. About 46 percent of AngloGold Ashanti’s production costs were denominated in South African rands in 2007.
Production costs recorded from operations situated in Ghana, Guinea and Brazil increased from $221 million, $91 million and
$89 million, respectively, in 2006 to $268 million, $136 million and $134 million, respectively, in 2007 mainly as a result of an increase in operational costs including labor, fuel, consumables, power and water costs as well as the strengthening of local currencies relative to the US dollar.
Exploration costs
Exploration costs increased to $117 million in 2007 from $58 million in 2006. This was mainly due to increased exploration activities at the Tropicana project in Western Australia, regional and target generation activities in Colombia, continued drilling in the Mongbwalu region of the Democratic Republic of the Congo as well as mine-based programs in South America, Ghana and Guinea. Joint ventures and partnerships with other companies facilitated additional exploration activities in Russia, China,
Laos and the Philippines. For a discussion of AngloGold Ashanti’s exploration activities in 2007, see “Item 4B.: Business overview – Global exploration”.

Related party transactions
Related party transactions in 2007 amounted to a credit (representing purchases by related parties) of $16 million compared with a credit of $6 million in 2006. This was mainly due to lower contract work generated by development activities. The
Company, which holds an equity interest of 29.8 percent in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from TSG for a cash consideration of
$40 million. The companies acquired consist of Amikan (which holds the Veduga deposit, related exploration and mining licenses) and AS APK (which holds the Bogunay deposit, related exploration and mining licenses). For a detailed discussion of related party transactions, see “Item 7B.: Related party transactions”.
General and administrative
General and administrative expenses decreased from $140 million in 2006 to $130 million in 2007, mainly due to a decrease of
$28 million in share-based payment expense being offset by an increase in labor and corporate office costs.
Royalties
Royalties paid by AngloGold Ashanti increased from $59 million in 2006 to $70 million paid in 2007 primarily due to higher spot prices, with royalties in Australia, Argentina and Tanzania amounting to $11 million, $11 million and $7 million, respectively, in
2007 compared with $7 million, $11 million and $5 million, respectively, in 2006. Royalties paid in Ghana and Guinea amounted to $40 million in 2007 compared to $33 million in 2006. Australian royalties are payable to the government as specified in the relevant legislation in each State or Territory based on ounces produced. In Argentina, royalties are payable to
Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. In Ghana, royalties are payable to the government at a fixed rate of
3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the
AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International
Finance Corporation calculated as a percentage of revenues. In Tanzania, royalties for Geita, are payable to the Tanzanian government calculated as a percentage of revenues.
Market development costs
Market development costs remained unchanged at $16 million. AngloGold Ashanti remains a member of the World Gold
Council (WGC) and through its membership receives assistance in all its marketing endeavors. For a detailed discussion on market development see “Item 4B.: Business overview – Gold market development”.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense decreased by $44 million or 6 percent, to $655 million in 2007 when compared to $699 million recorded in 2006. This decrease was mainly due to decreases in depreciation, depletion and amortization expense in South Africa, Ghana and the USA from $324 million, $119 million and $39 million, respectively, incurred in the year ended December 31, 2006 to $301 million, $91 million and $32 million, respectively, in the same period of
2007 mainly as a result of a decrease in gold production and changes in estimated lives of assets. This was partially offset by an increase in depreciation, depletion and amortization expense in Australia which increased from $39 million incurred in the year ended December 31, 2006 to $54 million in the same period in 2007 as a result of the increase in gold production.
Impairment of assets
In 2007, AngloGold Ashanti recorded impairments amounting to $1 million compared to $6 million in 2006 which related to the impairment and write-off of various minor tangible assets and equipment.

Interest expense
Interest expense decreased by $2 million from $77 million recorded in 2006 to $75 million in 2007 as a result of similar average borrowing levels in a stable interest rate environment for variable overdrafts and bank loans during 2007. A significant portion of AngloGold Ashanti’s debt was denominated in US dollars in 2007.
Accretion expense
Accretion expense of $20 million was recorded in 2007 compared with $13 million in 2006. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases in the reclamation obligations to its future estimated payout.
Employment severance cost
Employment severance costs decreased to $19 million in 2007 from $22 million in 2006. The 2007 expense included retrenchment costs of $5 million in the South African region (at Great Noligwa, Kopanang, Tau Lekoa, TauTona and Mponeng)
and $14 million in Ghana (at Obuasi) due to a planned reduction in workforce.
Loss/profit on sale of assets, realization of loans, indirect taxes and other
A loss of $10 million was recorded in 2007 compared to a profit of $36 million recorded in 2006 which consisted mainly of the reassessment of indirect taxes and royalties in Tanzania and Guinea and profit on disposal and abandonment of land, mineral rights and exploration properties in 2007.
Non-hedge derivative loss
A loss on non-hedge derivatives of $808 million, being derivatives not designated in formal hedge accounting relationships, was recorded in 2007 compared to a loss of $208 million in 2006 relating to the use of non-hedging instruments. The loss in
2007 is primarily the result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities compared to 2006. Non-hedge derivatives recorded for the years ended
December 31, 2007 and 2006 included:
Year ended December 31,
2007                      2006
(in US Dollars, millions)
Gains on realized non-hedge derivatives (291) (383)
Loss on unrealized non-hedge derivatives 1,099 591
Net loss 808 208
Other operating items
Other operating items, consisting of provision for loss on future deliveries of other commodities and unrealized gain/loss on other commodity physical borrowings amounted to a net credit of $16 million in 2007 compared to an expense of $16 million in
2006.

Equity income in affiliates
Equity income in equity method investments decreased from $99 million in 2006 to $41 million in 2007, mainly as a result of a decrease in earnings at Yatela, Sadiola and Morila mines in Mali, which reported attributable earnings of $17 million,
$10 million and $18 million, respectively, in 2007 compared to $26 million, $28 million and $37 million, respectively, in 2006. In
2007, the Company recorded an impairment loss of $14 million on its investment held in TSG.
Taxation expense/benefit
A net taxation expense of $118 million was recorded in 2007 compared to a net tax expense of $122 million recorded in 2006.
Charges for current tax in 2007 amounted to $191 million compared to $156 million in 2006. Charges for deferred tax in 2007 amounted to a net tax benefit of $73 million compared to a net tax benefit of $34 million in 2006. The increase in the taxation charge in 2007 partly relates to the higher gold price and a reduction in unredeemed capital expenditure. The increase in the deferred tax benefit over 2006 is mainly higher unrealized non-hedge derivative losses as a result of the higher gold price.
Deferred tax in 2007 include a tax benefit of $28 million arising from an increase in tax losses in Ghana and a tax expense at
$23 million as a result of a change to the estimated deferred tax rate in South Africa.
Comparison of financial performance in 2006 with 2005
Revenues
Revenues from product sales and other income increased by $230 million from $2,485 million in 2005 to $2,715 million in
2006, representing a 9 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2006. The average spot price of gold was $604 per ounce during 2006, $159 per ounce, or 36 percent, higher than
$445 per ounce, the average spot price of gold in 2005. The majority of product sales consisted of US dollar-denominated gold sales.
Total revenues from the South African operations increased by $298 million to $1,513 million from $1,215 million realized in
2005, a 25 percent increase, mainly as a result of the higher gold price. The increase in revenues was partly offset by the reduced gold production at the South African operations as both volumes (2,554,000 ounces in 2006 compared to
2,676,000 ounces in 2005) and grade decreased.
Total revenues generated by Cerro Vanguardia, the Argentinean operation increased marginally from $99 million in 2005 to
$118 million in 2006 on flat volumes. Volumes of ore processed increased, but gold produced only increased marginally by
4,000 ounces due to grade yield declines from 7.7 grammes per tonne to 7.29 grammes per tonne.
The Australian operation at Sunrise Dam increased production to 465,000 ounces from 455,000 ounces in 2005. Average recovered grade declined by 8 percent which was offset by increased tonnage processed from the underground operation.
Total revenues increased from $208 million in 2005 to $307 million in 2006.
The two operations in Brazil produced 339,000 attributable ounces. Year-on-year volumes of ore processed increased with an increase in average grades recovered resulting in total revenues of $258 million in 2006 compared to $184 million in 2005.
Total revenues generated from operations situated in Ghana amounted to $330 million in 2006, compared to $337 million in
2005.
Total revenues generated in Guinea amounted to $167 million in 2006 compared to $137 million in 2005.
Tanzania recorded total revenues of $199 million in 2006 compared to $258 million in 2005 due to the reduction in production of nearly 50 percent due to delays in the cutback at the Nyankanga pit and weather related issues.

Production costs
Production costs decreased from $1,642 million in 2005 to $1,539 million in 2006, which represents a $103 million, or 6 percent decrease. In South Africa, production costs decreased by $133 million to $683 million in 2006 from $816 million in 2005 primarily due to a continued focus on cost saving initiatives assisted by the weakening of the South African rand relative to the
US dollar. About 44 percent of AngloGold Ashanti’s production costs were denominated in South African rands in 2006.
Production costs recorded from operations situated in Brazil increased from $67 million in 2005 to $89 million in 2006 primarily due to the strengthening of the Brazilian real relative to the US dollar.
Exploration costs
Exploration costs increased to $58 million in 2006 from $44 million in 2005. During 2006, exploration activities in new areas were primarily focused on the Tropicana project in Western Australia, in Colombia and the Democratic Republic of Congo.
Joint ventures and partnerships with other companies facilitated additional exploration activities in Russia, China, Laos and the
Philippines. For a discussion of AngloGold Ashanti’s exploration activities in 2006, see “Item 4B.: Business overview – Global exploration”.
Related party transactions
Related party transactions in 2006 amounted to a credit (representing purchases by related parties) of $6 million compared with an expense (representing purchases from related parties) of $37 million in 2005 mainly due to the change in shareholding by Anglo American plc, which divested of approximately 20 percent of its holding in April 2006, resulting in fewer entities fulfilling the related party definition due to the relationship changing from a subsidiary of Anglo American plc to an associate of
Anglo American plc. The Company continued to transact with Anglo American entities when price, service and quality factors supported this. For a detailed discussion of related party transactions, see “Item 7B.: Related party transactions”.
General and administrative
General and administrative expenses increased from $71 million in 2005 to $140 million in 2006, mainly due to $61 million share-based payment expense included in 2006 compared to $2 million in 2005.
Royalties
Royalties paid by AngloGold Ashanti increased from $39 million in 2005 to $59 million paid in 2006 primarily due to higher spot prices, with royalties in Australia, Argentina, Tanzania and the USA amounting to $7 million, $11 million, $5 million and
$2 million, respectively, in 2006 compared with $5 million, $8 million, $7 million and $4 million, respectively, in 2005. Royalties paid in Ghana and Guinea amounted to $33 million in 2006 compared to $15 million in 2005. Australian royalties are payable to the government as specified in the relevant legislation in each State or Territory based on ounces produced. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the
Cerro Vanguardia operation calculated as a percentage of revenues. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the
International Finance Corporation calculated as a percentage of revenues. In Tanzania, royalties for Geita, are payable to the
Tanzanian government calculated as a percentage of revenues. In the USA, royalties are payable to a small number of private claim holders based on ounces produced and percentage ownership of the specific claim being mined.
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
Profit on sale of assets, realization of loans, indirect taxes and other
A profit on sale of assets of $36 million recorded in 2006 compared to a profit of $3 million recorded in 2005. This consists mainly of profit on the disposal of land, mineral rights and exploration properties, the recovery of loans previously written off and the reassessment of indirect taxes in Tanzania.

Non-hedge derivative loss
A loss on non-hedge derivatives of $208 million, being derivatives not designated in formal hedge accounting relationships, was recorded in 2006 compared to a loss of $142 million in 2005 relating to the use of non-hedging instruments. Non-hedge derivatives recorded for the years ended December 31, 2006 and 2005 included:
Year ended December 31,
2006                      2005
(in US Dollars, millions)
Gains on realized non-hedge derivatives (383) (148)
Loss on unrealized non-hedge derivatives 591 277
Interest rate swap - 13
Net loss 208 142
Other operating items
Other operating items, consisting of provision for loss on future deliveries of other commodities and unrealized loss on other commodity physical borrowings increased from $9 million in 2005 to $16 million in 2006, mainly due to an increase in the price of other commodities.
Equity income in affiliates
Equity income in equity method investments increased from $39 million in 2005 to $99 million in 2006, mainly as a result of an increase in earnings at Yatela and Sadiola mines in Mali, which reported attributable earnings of $26 million and $28 million, respectively, in 2006 compared to $5 million and $(1) million, respectively, in 2005. In 2006, the Company recorded an impairment loss of $7 million on its investment held in TSG.
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
Retained earnings
11 (decrease)
5B.
Liquidity and capital resources
Operating activities
2007
Net cash provided by operating activities was $561 million in 2007, 27 percent lower than the 2006 amount of $770 million. The decrease in net cash provided by operations was mainly as a result of higher payments to suppliers, partly offset by a higher average gold price received for the year.
Net cash outflow from operating working capital items amounted to $170 million in 2007, compared with an outflow of
$32 million in 2006.
A detailed discussion of the movement in net loss is included in the comparison of 2007 with 2006 under “Item 5A: Operating results”.
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
A detailed discussion of the movement in net loss is included in the comparison of 2006 with 2005 under “Item 5A: Operating results”.
Investing activities
2007
Investing activities in 2007 resulted in a net cash outflow of $1,031 million compared with a net cash outflow of $611 million in
2006. The major component of cash outflows was in additions to property, plants and equipment which included capital expenditure of $1,015 million, compared to $811 million in 2006, with the major capital projects at Mponeng, TauTona, Moab
Khotsong in South Africa, at Boddington mine in Australia and the Cuiabá expansion in Brazil. Cash paid for the two companies acquired from TSG amounted to $40 million in 2007.
2006
Investing activities in 2006 resulted in a net cash outflow of $611 million compared with a net cash outflow of $624 million in
2005. The major component of cash outflows was in additions to property, plants and equipment which included capital expenditure of $811 million, compared to $710 million in 2005, with the major capital projects at the Cuiabá mine in Brazil, the
Sunrise Dam and Boddington mines in Australia.
Financing activities
2007
Net cash generated by financing activities increased by $343 million from an inflow of $119 million in 2006 to an inflow of
$462 million in 2007. In 2007, drawdown’s on existing and the new $1,150 million Syndicated loan facility raised $843 million and debt repayments, which included $375 million on the $700 million Syndicated loan facility, totaled $520 million.
Dividends paid increased from $132 million (39 US cents or 272 South African cents per share) in 2006 to $144 million (44 US cents or 330 South African cents per share) in 2007. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.
2006
Net cash generated by financing activities decreased by $81 million from an inflow of $200 million in 2005 to an inflow of
$119 million in 2006. During the year equity issues resulted in an inflow of $512 million, drawdown’s on existing facilities raised
$158 million and during the year debt repayments totaled $552 million.
Dividends paid decreased from $169 million (56 US cents or 350 South African cents per share) in 2005 to $132 million (39 US cents or 272 South African cents per share) in 2006. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.
Liquidity
AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash generated by operating activities is therefore the function of gold produced sold at a specific price. As the market price of gold can fluctuate widely, this may negatively impact on the profitability of the Company’s operations and the cash flows generated by these operations.
The Company uses a number of products, including derivatives, to manage gold price and foreign exchange risks that arise out of the Company’s core business activities to limit the impact on the profitability of the Company’s operations and generated cash flows.

AngloGold Ashanti’s cash and cash equivalents increased to $477 million at December 31, 2007 compared with $471 million at
December 31, 2006. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands. At December 31, 2007, approximately 34 percent of the Company’s cash and cash equivalents were held in
US dollars, 44 percent were held in South African rands, 6 percent were held in Australian dollars and 16 percent were held in other currencies.
AngloGold Ashanti’s short-term debt increased to $319 million at December 31, 2007 from $33 million at December 31, 2006.
Included in the short-term debt at December 31, 2007, was:
·
the fixed semi-annual coupon of 2.375 percent payable on a US dollar-based convertible bond; and
·
the amount outstanding of $304 million on a rand-based corporate bond due in 2008.
AngloGold Ashanti’s long-term debt increased to $1,564 million at December 31, 2007 compared with $1,472 million at
December 31, 2006. As at December 31, 2007, the Company had the following attributable borrowings outstanding:
Unsecured loans:
·
$1,008 million is outstanding on the convertible bond (fixed semi-annual coupon of 2.375 percent per annum; the convertible bond is convertible into ADSs up to its maturity in February 2009 and is US dollar-based);
·
$526 million is outstanding under the $1,150 million syndicated loan facility (interest charged at LIBOR plus 0.4 percent per annum; the loan is repayable in December 2010 and is US dollar-based); and
·
$304 million is outstanding on the corporate bond (fixed semi-annual coupon of 10.5 percent per annum; the corporate bond is repayable on August 28, 2008 and is rand-based).
Secured capital leases:
·
$37 million is repayable to Turbine Square Two (Proprietary) Limited for buildings financed (interest charged at an implied rate of 9.8 percent per annum, lease payments are payable in monthly installments terminating in March 2022, are rand-
based and the buildings financed are used as security for these loans);
·
$5 million is repayable under the Senstar Capital Corporation loans (interest charged at an average rate of 6.9 percent per annum, the loans are repayable in monthly installments terminating in November 2009, are US dollar-based and the equipment financed is used as security for these loans); and
·
$2 million is repayable to Terex Africa (Proprietary) Limited for equipment financed (interest charged at an average rate of
9.0 percent per annum, the loan is repayable in January 2008, is US dollar-based and the equipment financed is used as security for this loan).
Unsecured capital leases:
·
$1 million is repayable to Csilatina Arrendamento Mercantil S.A. (interest charged at an average rate of 5.0 percent per annum, loans are repayable in monthly installments terminating in October 2010 and are Brazilian real-based).
As at December 31, 2007, AngloGold Ashanti’s total long-term debt, including the short-term portion maturing within 2008, was made up as follows:
$ (million)
Unsecured loans (including unsecured capital leases) 1,839
Secured capital leases 44
Total 1,883
Less: Short-term maturities 319
Long-term debt
1,564

Debt repayments are scheduled as follows:
$ (million)
2008 319
2009 1,006
2010 528
2011 3
2012 3
Thereafter 24
Total
1,883
AngloGold Ashanti currently expects to repay debt maturing in 2008 from existing cash resources, cash generated by operations and existing credit facilities.
At December 31, 2007 the currencies in which the borrowings were denominated were as follows:
$ (million)
United States dollars 1,391
South African rands 341
Australian dollars 150
Brazilian real 1
Total
1,883
Repayments of short-term and long-term borrowings amounted to $520 million and $nil million, respectively, in 2007.
At December 31, 2007, AngloGold Ashanti had the following undrawn under its borrowing facilities:
$ (million)
Syndicated loan ($1,150 million) – US dollar
(1)
627
FirstRand Bank Limited – US dollar 50
Absa Bank Limited – US Dollar 42
Nedbank Limited – US Dollar 2
Standard Bank of South Africa Limited – Rands 38
FirstRand Bank Limited – Rands 32
Nedbank Limited – Rands 7
Absa Bank Limited – Rands 4
Commerzbank AG – Rands 3
ABN Amro Bank N.V. – Rands 1
ABN Amro Bank N.V. – Euros 7
Total undrawn
813
(1)
Expires December 2010.
AngloGold Ashanti had no other committed lines of credit as of December 31, 2007.
Capital expenditure is expected to be approximately $1,262 million in 2008. AngloGold Ashanti intends to finance these capital expenditures and scheduled debt repayments in 2008 from cash on hand, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments. AngloGold Ashanti intends to refinance its convertible bond due
February 2009 with the proceeds of an equity-linked instrument, the principal amount of which may exeed the existing convertible bond. The structure, size and timing of such an issue will depend upon prevailing market conditions.
AngloGold Ashanti, through its executive and treasury committees, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Capital commitments and contingencies
At December 31, 2007, the following significant capital commitments and contingencies are applicable to AngloGold Ashanti:
·
Capital commitments and contingent liabilities of AngloGold Ashanti include total contracted capital expenditure of approximately $436 million and total authorized capital expenditure not yet contracted of approximately $809 million. The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.
·
The Company has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The geology of the area is typified by a dolomite rock formation that is prone to solution cavities. Polluted process water from the operations has percolated from pollution sources to this rock formation and has been transported three dimensionally, creating pollution plumes in the dolomite aquifer. Numerous scientific, technical and legal reports have been produced and the remedying of the polluted soil and groundwater is the subject of a continued research program between the University of the Witwatersrand and the Company. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.
·
Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export namely, one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different
Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime Agreement
(Termo de Acordo re Regime Especial – TARE). The MSG operation is co-owned with Kinross Gold Corporation. The
Company’s attributable share of the first assessment is approximately $39 million. Although MSG requested the TARE in early 2004, the TARE, which authorized the remittance of gold to the Company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council’s second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the
State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately $24 million. The Company believes both assessments are in violation of federal legislation on sales taxes.
·
Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve eleven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). Tax authorities are claiming that the amount owing is
$8 million.
·
MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes of $8 million, on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case at the judicial sphere.
·
AngloGold Offshore Investments Limited, a wholly owned subsidiary of the Company, has guaranteed 50 percent
($40 million) of the Nufcor International Limited loan facility with FirstRand (Ireland) plc (formerly RMB International
(Dublin) Limited). Nufcor International Limited is accounted for under the equity method.
·
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of
Oro Group (Proprietary) Limited an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($15 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well-established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the
Oro Group. These bonds should enable the Company to recover the majority of the guaranteed amount. The Company receives a fee from the associate for providing the surety and has assessed the possibility of a claim for non-
performance.
·
Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $48 million. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at
December 31, 2007 the carrying value of these obligations relating to AngloGold Ashanti USA amounted to $31 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. There are no recourse provisions that would enable the Company to recover from third parties any of the amounts paid under the guarantee.

·
The Company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued
$1,000,000,000 2.375 percent convertible bonds due 2009. The Company’s obligations regarding the guarantee are direct, unconditional and unsubordinated.
·
A guarantee of $526 million is provided for the $1.15 billion Syndicated loan facility. AngloGold Ashanti Limited,
AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited each have guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc, AngloGold Ashanti USA
Incorporated and AngloGold Ashanti Australia Limited regarding the $1.15 billion Syndicated loan facility dated
December 13, 2007. This Syndicated loan facility replaced in its entirety the $700 million revolving credit facility dated
January 26, 2005, which was repayable in January 2008.
·
The Company has issued gold delivery guarantees of $683 million to several counterpart banks in which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro
Vanguardia S.A. under their respective gold hedging agreements.
·
The Company together with its 100 percent owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited
(ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2007 the marked-to-market valuation of the ATS hedge book was negative
$1,494 million.
·
The Company and its 100 percent owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by Geita Management Company Limited
(GMC), of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the hedging agreements and the Bank has irrevocably recovered or received all sums payable to it under the
Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the Hedging Agreements. At December 31, 2007 the marked-to-market valuation of the GMC hedge book was negative $520 million.
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
In addition to the above, the Company has contingent liabilities in respect of certain tax assessments, claims, disputes and guarantees which are not considered to be material.
As at Decemer 31, 2007, capital commitments
(1)
and contingencies can be summarized over the periods shown below as follows:
Expiration per Period
Commitment
(in millions)
Total
amount
$
Less than 1
year
$
1 - 3
years
$
4 - 5
years
$
Over
5
years
$
Capital expenditure
(contracted and not yet contracted)
1,245 893 206 113 33
Guarantees 4,326 1,834 2,021 310 161
Other commercial commitments 79 79 - - -
Total
5,650 2,806 2,227 423 194
(1)
Including commitments through contractual arrangements with equity accounted joint ventures.

Derivatives accounted for at fair value
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the Company may enter into transactions that make use of both on-
and off-balance sheet derivatives. The Company does not acquire, hold or issue derivatives for trading purposes. A number of derivatives, including forward purchase and sale contracts and call and put options, are used to manage gold price and foreign exchange risks that arise out of the Company’s core business activities.
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The following table represents the change in fair value of all derivative financial instruments:
$ (million)
Fair value of derivatives at January 1, 2007 (2,954)
Derivatives realized or otherwise settled during the year 418
Fair value of other new contracts entered into during the year (230)
Change in fair value of derivatives during the year
(1)
(1,576)
Fair value of derivatives at December 31, 2007
(4,342)
(1)
Net losses on revaluation of derivatives.
The fair value of the on-balance sheet derivatives at December 31, 2007 included:
$ (million)
Derivatives – current assets 516
Derivatives – long term assets -
Derivatives – current liabilities (2,782)
Derivatives – long term liabilities (297)
Derivatives – net liabilities
(2,563)
The difference between the fair value of all derivatives and the fair value of on-balance sheet derivatives represents the fair value of off-balance sheet derivatives totaling negative $1,779 million.
The maturity of the fair value of derivatives as at December 31, 2007 was as follows:
Fair value of derivatives at December 31
Source of fair value
(in millions)
Maturity
less than
1 year
$
Maturity
1 – 3 years
$
Maturity
4 – 5 years
$
Maturity
excess of
5 years
$
Total Fair
value
$
Prices actively quoted -                      -                       -                       -                       -
Prices provided by other external sources - - - - -
Prices based on models and other valuation methods
(1)
(2,266) (209)                  (62)                  (26) (2,563)
(1)
Fair value is calculated using the Black-Scholes option formula and other formulae, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.

Sensitivity analysis
The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at December 31,
2007 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):
Sensitivity analysis
Variables
Change in
Rate(+)
Change in
Fair value
(1)
Change in Rate
(-)
Change in
Fair value
(1)
Currency (R/$) 1 (34.43) 1 28.91
Currency (A$/$) 0.05 35.22 0.05 (40.83)
Currency (BRL/$) 0.10 (3.76) 0.10 3.74
Gold price ($/oz) 10 (102.71) 10 102.04
US Interest Rate (percent) 0.1 (10.27) 0.1 10.29
ZAR Interest Rate (percent) 0.1 (0.31) 0.1 0.31
Aus Interest Rate (percent) 0.1 (0.23) 0.1 0.23
Gold Interest Rate (percent) 0.1 21.76 0.1 (21.88)
(1)
In $ million.
Recent developments
On May 6, 2008 AngloGold Ashanti announced that it intends to proceed, subject to certain conditions, with an approximate one-for-four renounceable rights offer, which would result in AngloGold Ashanti issuing approximately 69.4 million shares at a minimum share price of ZAR172 raising approximately ZAR11.9 billion ($1.6 billion based on an exchange rate of
ZAR7.56/$1.00 on May 5, 2008). The proposed rights offer is being fully underwritten subject to certain customary conditions. The final rights offer price will be announced at the time of the announcement of the rights offer. The proposed rights offer will be subject to approval at a general meeting of AngloGold Ashanti shareholders to be held on May 22, 2008.
The principal purpose of the rights offer is to provide AngloGold Ashanti with additional financial resources to improve its financial flexibility. In particular, the net proceeds from the rights offer will allow AngloGold Ashanti both to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years, while also being able to continue to fund its principal development projects and exploration growth initiatives. Pending this use of proceeds, the net proceeds of the rights offer may, in the interim, be used by AngloGold Ashanti to reduce its short-term borrowings and the borrowings outstanding on AngloGold Ashanti’s revolving credit facility or retained as cash and invested in accordance with AngloGold Ashanti’s cash management policies.
AngloGold Ashanti has traditionally used gold hedging instruments to protect a portion of its anticipated gold sales against declines in the market price of gold. The use of these instruments has prevented AngloGold Ashanti from fully participating in the significant increase in the market price for gold in recent years. As at December 31, 2007, the total net delta tonnage of
AngloGold Ashanti’s hedge positions was 10.39 million ounces and the total committed hedge position was 11.28 million ounces, an increase of 0.16 million ounces and a reduction of 0.34 million ounces against the December 31, 2006, hedge delta and hedge committed position, respectively. As at December 31, 2007, the marked-to-market value of all hedge transactions making up the hedge positions was negative $4.27 billion.
Since the beginning of 2008, prevailing spot gold prices have been significantly higher than those prevailing during 2007. If these high prices continue to prevail, AngloGold Ashanti estimates that its gold hedging position will continue to have a significant adverse affect upon its financial performance. AngloGold Ashanti believes that this has also negatively affected the market price of its ordinary shares, further constraining its financial flexibility.
In order to address this issue, AngloGold Ashanti intends to early settle certain contracts otherwise due to mature in 2009 and
2010 during the course of 2008 in addition to settling contracts due to mature in 2008. Given the low committed prices of these contracts, AngloGold Ashanti expects that if these measures were implemented it would result in a realization of previously recognized losses for contracts historically recognized on Balance Sheet on a marked–to–market basis. These losses would be measured by the difference between the committed price of the contracts and the prevailing gold price at the time that these contracts are settled. If the restructuring is implemented as anticipated the received price for the remainder of 2008 should be approximately $475 per ounce assuming a gold price of $900 per ounce and gold production for the last nine months of 2008 of 3.8 million ounces.
AngloGold Ashanti also continues to give consideration to the early settlement of contracts not currently recorded on balance sheet (Normal Purchase Normal Sale Exemption (NPSE)) by means of early physical delivery. Such early physical settlement, if it were to occur, would result in a significant adverse impact on our 2008 recorded revenues in AngloGold Ashanti’s income statement, as sales that would have otherwise been executed at the spot price of gold will be replaced with sales based on the earlier contracted prices of such NPSE contracts that are settled during the year. Furthermore should AngloGold Ashanti conclude that such early physical settlement of NPSE contracts represents a tainting event, it would be required to recognize on balance sheet the fair value of a portion of, or potentially all of, the existing NPSE contracts, which would result in a significant adverse impact on its financial statements. No such conclusion has yet been made by AngloGold Ashanti and it is still considering the potential impact of any such transaction.
In addition to the settlement of certain contracts during 2008 AngloGold Ashanti also intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature and extent of the restructuring will depend upon prevailing and anticipated market conditions at the time, particularly the prevailing gold price and exchange rates as well as other relevant economic factors.
If the restructuring is executed as currently anticipated, the overall impact would be to reduce the hedge book to approximately
6.25 million ounces, which would represent 8.6 percent of AngloGold Ashanti’s ore reserves as at December 31, 2007. As a result of this reduction the discount to the spot gold price realized during 2009 is estimated to be approximately 6 percent and at a similar level thereafter assuming a gold price of $900 per ounce.
Related party transactions
For a detailed discussion of related party transactions, see “Item 7B.: Related party transactions”.
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
SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. On February 12, 2008, the FASB issued FASB Staff Position No. FAS157-2, “Effective date of FASB Statement No. 157” (“the FSP”). The FSP provides a one year deferral until January 1, 2009 for the implementation of SFAS157 for certain non-financial assets and non-
financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company does not expect the adoption of SFAS157 to have a material impact on the Company’s financial statements.
On September 29, 2006 the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting
for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and
132(R)” (“SFAS158”).

·
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
·
The Company adopted the provisions of SFAS158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year end, which is effective in fiscal years ending after December 15, 2008.
The Company is currently considering processes to meet these measurement requirements of SFAS158.
·
On February 15, 2007 the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for
Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115” (“SFAS159”).
·
SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.
·
The fair value option permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.
·
The fair value option:
may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;
is irrevocable (unless a new election date occurs); and
is applied only to entire instruments and not to portions of instruments.
·
SFAS159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The
Company will apply the provisions of SFAS159 from January 1, 2008. The Company does not expect the adoption of
SFAS159 to have a material impact on the Company’s financial statements.
In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations” (“SFAS141(R)”).
SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.
SFAS141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.
SFAS141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration. The Company is currently evaluating the potential impact of adopting SFAS141(R) on the Company’s financial statements.
In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial
Statements” (“SFAS160”).

SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the potential impact of adopting SFAS160 on the Company’s financial statements.
In March 2008, the FASB issued FASB statement No. 161, “Disclosures about Derivative Instruments and Hedging
Activities – an amendment of FASB statement No. 133” (“SFAS161”).
SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133.
SFAS161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under
SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. The Company does not expect the adoption of SFAS161 to have a material impact on the Company’s financial statements.
In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”
(“SFAS162”).
SFAS162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS162 is effective 60 days following the United
States Securities and Exchange Commission (SEC's) approval of the Public Company Accounting Oversight Board
Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted
Accounting Principles”. The Company does not expect the adoption of SFAS162 to have a material impact on the
Company’s financial statements.
Critical accounting policies
AngloGold Ashanti’s accounting policies are described in note 4 to the consolidated financial statements “Significant accounting policies”. The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The following are considered to be the accounting policies that are most critical to the Company’s results of operations, financial condition and cash flows.
Using of estimates and making of assumptions
The most critical accounting estimates upon which AngloGold Ashanti’s financial reporting depends are those requiring estimates of Proven and Probable Reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to earnings. Commodity prices significantly affect the
Company’s profitability and cash flow. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.
Ore reserves and life-of-mines
AngloGold Ashanti estimates on an annual basis its Ore Reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company’s control. Ore reserve estimates are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings.
Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect Ore Reserves. The Company uses its ore reserve

146
for mine depreciation and closure rates, as well as in evaluating mine asset impairments. Changes in ore reserve estimates could significantly affect these items. At least annually, the Company reviews mining schedules, production levels and asset lives in the Company’s life-of-mine planning for all of the Company’s operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis the Company reviews its accounting estimates and adjusts depreciation, amortization, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on the Company’s operating results.
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
The Company understands that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:
2007                   2006                   2005
Net income ($ millions) 1 12 13
Earnings per share
(1)
(cents) - 5 5
Retained income – January 1 ($ millions) 59 47 34
Retained income – December 31 ($ millions) 60 59 47
(1)
Impact per basic and diluted earnings per common share.
Accounting for derivatives
The Company accounts for derivative contracts in accordance with Statement of Financial Accounting Standards No. 133,
"Accounting for Derivative Instruments and Hedging Activities" ("SFAS133") as amended.
SFAS133 requires all contracts, which meet the definition of a derivative, to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use and designation of the derivative and whether it qualifies for hedge accounting. The key criterion, which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold Ashanti’s production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales when the hedged transaction occurs. The ineffective portion of changes in fair value is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.

for mine depreciation and closure rates, as well as in evaluating mine asset impairments. Changes in ore reserve estimates could significantly affect these items. At least annually, the Company reviews mining schedules, production levels and asset lives in the Company’s life-of-mine planning for all of the Company’s operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis the Company reviews its accounting estimates and adjusts depreciation, amortization, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on the Company’s operating results.
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
The Company understands that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:
2007                   2006                   2005
Net income ($ millions) 1 12 13
Earnings per share
(1)
(cents) - 5 5
Retained income – January 1 ($ millions) 59 47 34
Retained income – December 31 ($ millions) 60 59 47
(1)
Impact per basic and diluted earnings per common share.
Accounting for derivatives
The Company accounts for derivative contracts in accordance with Statement of Financial Accounting Standards No. 133,
"Accounting for Derivative Instruments and Hedging Activities" ("SFAS133") as amended.
SFAS133 requires all contracts, which meet the definition of a derivative, to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use and designation of the derivative and whether it qualifies for hedge accounting. The key criterion, which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold Ashanti’s production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales when the hedged transaction occurs. The ineffective portion of changes in fair value is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.

All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in SFAS133, are recorded at their fair market value, with changes in value at each reporting period recorded in earnings as gains and losses on non-hedge derivatives.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information.
These estimates are calculated with reference to the ruling market prices, interest rates and volatilities using the Black -
Scholes option formula.
AngloGold Ashanti does not acquire, hold or issue derivative instruments for trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks that arise out of the Company’s core business activities. Forward purchase and sale contracts and call and put options are used by the Company to manage its exposure to gold price and currency fluctuations.
See “Item 5E.: Off-balance sheet arrangements” for a description of the normal purchase and normal sale exempt contracts accounting treatment.
Revenue recognition
AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Gold is a liquid commodity that is dealt with on the international markets, and gold produced by the Company’s mining operations is processed to saleable form at various precious metals refineries.
Contingencies
AngloGold Ashanti accounts for contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”. SFAS 5 requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated.
Accounting for contingencies such as legal and income tax matters requires the use of judgments to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically, those events will occur a number of years into the future. The Company assess such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events. Also, see “Taxation” discussed below.
Impairment of long-lived assets
AngloGold Ashanti’s long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. In assessing, the potential impairment of its long-lived assets held for use the Company must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset.
Impairment of goodwill
Beginning January 1, 2002, SFAS142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets with finite useful lives other than goodwill be amortized over their useful lives. In accordance with the provisions of
SFAS142 AngloGold Ashanti performed a transitional impairment test for each reporting unit and performed its annual impairment review during the fourth quarter of 2002. The Company performs impairment tests at least annually during the fourth quarter and whenever certain indicators of impairment exist. The Company’s reporting units are generally consistent with the operating mines underlying the segments identified in note 29 to the consolidated financial statements “Segment and
Geographical Information”.

Taxation
AngloGold Ashanti follows the liability method of accounting for taxation whereby the company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Deferred tax is estimated at the future average anticipated taxation rates at which temporary differences are expected to reverse. Future average anticipated taxation rates are determined from revenue and expenditure outlined in life-of-mine business plans that are revised annually. When a deferred tax asset arises the Company reviews the asset for recoverability and establishes a valuation allowance where the
Company determines it is more likely than not that such an asset will not be realized. These determinations are based on the projected realization of tax allowances and tax losses. If these tax assets are not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. If the
Company determines that it would be able to realize tax assets in the future, in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded as a credit to income in the period that the determination is made. Management classifies taxes payable based on the likelihood of the amount required to be settled within twelve months, which are then reported within current liabilities. All other taxes payable are recorded within non-current assets.
Provision for environmental rehabilitation
AngloGold Ashanti’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes in Mineral Reserves could similarly affect the useful lives of assets depreciated on a straight-line-
basis, where those lives are limited to the life of mine.
Share-based payments
AngloGold Ashanti issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-
based vesting conditions.
Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.
Pension plans and post-retirement medical aid obligations
The determination of AngloGold Ashanti’s obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions are described in note 28 to the consolidated financial statements “Employee benefit plans” and include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs and rates of increase in compensation costs. While the Company believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.
The main assumptions for 2007 relating to the most significant defined benefit plan were the discount rate, the expected return on plan assets and the compensation and pension plan inflation rates. The discount rate was determined using the South
African bond yield rate (on the "benchmark" R186 bond) as a guide and adjusted for the taxation effects on pension plans.
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

149
Effects on results of operations
Company and plan participants’ contributions to the defined benefit funds are disclosed in note 28 to the consolidated financial statements “Employee benefit plans”. The total Company contributions to defined contribution plans for the years ended
December 31, 2007, 2006 and 2005 amounted to $51 million, $40 million and $31 million, respectively.
Change in pension trends
The trend of the expected return on the plan assets is higher (6.10 percent) for the year ended December 31, 2007 when compared to 2006. Based on the 2006 estimated return of 10.50 percent on the defined benefit plan assets, the return for
2007 would amount to $28 million compared to the actual 2007 return of $27 million. The long-term compensation and pension inflation increases estimated in 2006 at 5.5 percent and 4.28 percent respectively have increased for compensation increases to 6.0 percent and increased for pension increases to 4.73 percent respectively, which is in line with current economic indicators.
Sensitivity analysis
Ore on Leach Pads
It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2007 valuation was a rate of 8 percent and the long-term salary inflation rate was
6 percent, which is in line with the actual average increases granted and the target Consumer Price Index indicated by the
South African Reserve Bank. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $3 million.
·
·
·
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
The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded. Based on current mine plans, the Company expects that current leaching operations will terminate at dates ranging from 2011 to 2020.
Feasibility studies in North America indicate that in terms of the mine life extension project at Cripple Creek leaching activities could extend to 2030.

Effects on results of operations
Company and plan participants’ contributions to the defined benefit funds are disclosed in note 28 to the consolidated financial statements “Employee benefit plans”. The total Company contributions to defined contribution plans for the years ended
December 31, 2007, 2006 and 2005 amounted to $51 million, $40 million and $31 million, respectively.
Change in pension trends
The trend of the expected return on the plan assets is higher (6.10 percent) for the year ended December 31, 2007 when compared to 2006. Based on the 2006 estimated return of 10.50 percent on the defined benefit plan assets, the return for
2007 would amount to $28 million compared to the actual 2007 return of $27 million. The long-term compensation and pension inflation increases estimated in 2006 at 5.5 percent and 4.28 percent respectively have increased for compensation increases to 6.0 percent and increased for pension increases to 4.73 percent respectively, which is in line with current economic indicators.
Sensitivity analysis
Ore on Leach Pads
It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2007 valuation was a rate of 8 percent and the long-term salary inflation rate was
6 percent, which is in line with the actual average increases granted and the target Consumer Price Index indicated by the
South African Reserve Bank. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $3 million.
·
·
·
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
The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded. Based on current mine plans, the Company expects that current leaching operations will terminate at dates ranging from 2011 to 2020.
Feasibility studies in North America indicate that in terms of the mine life extension project at Cripple Creek leaching activities could extend to 2030.

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at
December 31, 2007, $49 million was classified as short term compared with $46 million as at December 31, 2006 as the
Company expects the related gold to be recovered within twelve months. The short term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. Based on data gathered and analyzed from heap leach pad drilling results, and other studies and analysis completed, short-term heap leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short term portion of materials on the leach pad as at December 31, 2007. As at December 31, 2007,
$190 million was classified as long term compared with $149 million as at December 31, 2006.
5C.
Research and development, patents and licenses, etc.
For a detailed discussion, see “Item 4B.: Business overview – Research and development”.
5D.
Trend information
Outlook. Gold production for 2008 is forecast to be between 4.9 million and 5.1 million ounces subject to stability and availability of power in South Africa and other factors.
Capital expenditure is expected to be approximately $1,262 million in 2008 (2007: $1,059 million), of which 34 percent relates to the Australia region, primarily for the development of Boddington, 26 percent to South Africa, 14 percent to Ghana and
10 percent to Brazil.
5E.
Off-balance sheet arrangements
AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates. The most significant off-balance sheet items are normal purchase and normal sale exempt contracts and unaccrued future rehabilitation obligations, each of which is discussed below.
Normal purchase and normal sale exempt contracts
A number of derivatives are used to manage gold price risks that arise out of the group’s core business activities. Gold pricing contracts that meet the SFAS138 exemption for Normal Purchase and Normal Sale do not appear on the balance sheet.
These agreements are accounted for as sales contracts with the proceeds under the contract being recorded in earnings at the date of settlement by physical delivery. These off-balance sheet contracts are managed as part of AngloGold Ashanti’s gold price risk management activities and at December 31, 2007 had a marked-to-market value of negative $1,779 million. All other derivatives are recognized on the balance sheet at fair value. See “Item 11.: Quantitative and qualitative disclosures about market risk” and note 26 to the consolidated financial statements “Financial risk management activities”.
Future rehabilitation liability
The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See note 21 to the consolidated financial statements “Provision for environmental rehabilitation”.

5F.
Tabular disclosure of contractual obligations
As at December 31, 2007 AngloGold Ashanti had the following known contractual obligations:
Contractual Obligations
(7)
(in millions)
Total
$
Less
than
1 year
$
1-3 years
$
3-5 years
$
More than
5 years
$
Long-term debt obligations including interest
(1)
2,051 373 1,599 8 71
Capital lease obligations 87 8 11 8 60
Operating lease obligations 13 11 2 - -
Purchase obligations
- Contracted capital expenditure
(2)
436 413 23 - -
- Other purchase obligations
(3)
807 437 191 139 40
Environmental rehabilitation costs
(4)
1,188 28 59 46 1,055
Derivatives
(5)
4,342 2,745 996 488 113
Pensions and other post retirement medical
obligations
(6)
185 14 28 30 113
Total                                                                                9,109
4,029
2,909
719
1,452
(1)
Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the debt (Refer Note 20 of
Item 18).
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
These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations,
AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see “Item 4D.: Property, plants and equipment –
Sustainable development : Safety, Health, environment and social development”. Amounts stated include a total estimated liability of
$29 million in respect of equity accounted joint ventures.
(5)
Estimated fair value of all derivatives. Also see “Item 5B.: Liquidity and capital resources – Derivatives accounted for at fair value”.
Amounts stated include derivatives of equity accounted joint ventures.
(6)
Represents payments for unfunded plans or plans with insufficient funding.
(7)
The Company is unable to determine the years, if any, that the resolution of its uncertain tax liabilities will result in a cash flow.

Item 6: Directors, senior management and employees
6A.
Directors and senior management
Directors
AngloGold Ashanti has a unitary board structure which, at the date of this report, comprises two executive directors and ten non-executive directors. Certain information with respect to AngloGold Ashanti’s directors as at December 31, 2007 is set forth below:
Year first
Name Age
Position
appointed
(1)
Mark Cutifani 49 Executive director and chief executive officer 2007
Srinivasan Venkatakrishnan (Venkat) 42 Executive director and chief financial officer 2005
Russell P. Edey
(2)(3)
65 Independent non-executive director and chairman 1998
Thokoana J. (James) Motlatsi
(4)
56 Independent non-executive director and deputy chairman 1998
Frank B. Arisman
(2)
63 Independent non-executive director 1998
Reginald E. Bannerman 73 Independent non-executive director 2006
Elisabeth le R. Bradley
(2)
69 Independent non-executive director 1998
Joseph H. Mensah
(2)
79 Independent non-executive director 2006
Wiseman L. Nkuhlu
(2)
63 Independent non-executive director 2006
Sipho M Pityana 48 Independent non-executive director 2007
William (Bill) A. Nairn
(5)(6)
63 Non-independent non-executive director 2001
Simon R. Thompson
(6)
48 Non-independent non-executive director 2004
(1)
Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the board of directors must retire according to seniority or by lot but may be re-elected.
(2)
Member of the audit and corporate governance committee.
(3)
Appointed as chairman with effect from May 1, 2002.
(4)
Appointed as deputy chairman with effect from May 1, 2002.
(5)
Appointed to board in January 2000, resigned from board and appointed as alternate in October 2000. Re-appointed to the board in May 2001.
(6)
Following their departure from Anglo American plc, Messrs Nairn and Thompson were requested to remain on the AngloGold Ashanti board, which request they duly accepted. Due to their historical relationship with Anglo American plc, they are not considered independent and their independence will be determined after a three-year cooling-off period as required by both King II and the Sarbanes Oxley Act.
The following movements to the board of directors have taken place during the period January 1, 2007 to December 31, 2007:
Executive directors:
Mr RM Godsell (CEO) retired from the board effective September 30, 2007.
Mr M Cutifani was appointed to the board on September 17, 2007 and as CEO effective October 1, 2007.
Mr R Carvalho Silva resigned from the board effective September 30, 2007.
Mr NF Nicolau resigned from the board effective November 12, 2007 and company on January 31, 2008.
Non-executive directors:
Mr SM Pityana was appointed to the board effective February 13, 2007 and was re-elected by shareholders at the annual general meeting held on May 4, 2007.
Dr SE Jonah resigned from the board effective February 12, 2007.
Mr CB Brayshaw retired from the board effective May 5, 2007.
Mr AJ Trahar retired from the board effective May 5, 2007.
Mrs C Carroll was appointed to the board effective May 5, 2007 and resigned from the board effective October 9, 2007.
Mr R Médori resigned from the board effective October 9, 2007.
Alternate directors:
Mr AH Calver (alternate to Mr WA Nairn) resigned as alternate effective January 1, 2007.
Mr PG Whitcutt (alternate to Mr R Médori) resigned as alternate effective October 9, 2007 following Mr Médori’s resignation.

The following directors who retired by rotation at the annual general meeting held on May 6, 2008 in terms of the articles of association were all re-appointed:
·
Dr TJ Motlatsi, Mr WA Nairn and Mr SM Pityana.
Mrs E Bradley who retired by rotation did not make herself available for re-election and subsequently retired from the board following the annual general meeting on May 6, 2008.
In addition to the abovementioned directors, Mr M Cutifani, who was appointed as a director during the year, was appointed at the annual general meeting.
There has been no change in the offices of the vice president – compliance and corporate administration and the company secretary.
The board of directors
Mr M Cutifani (49) — BE (Min. Eng)
Chief Executive Officer
Mark Cutifani was appointed to the board of AngloGold Ashanti on September 17, 2007. He was appointed Chief Executive
Officer, effective October 1, 2007, following the retirement of Bobby Godsell. Prior to joining AngloGold Ashanti, Mark held the position of Chief Operating Officer at CVRD Inco where he was responsible for Inco’s global nickel business. He has been involved in the mining industry since 1976, and has considerable experience in gold mining.
Mr S Venkatakrishnan (Venkat) (42)
BCom, ACA (ICAI)
Chief Financial Officer
Venkat was the finance director of Ashanti Goldfields Company Limited from 2000 until that company’s merger with AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the Reorganisation Services Division of Deloitte & Touche in London.
He was appointed to the board in August 2005.
Mr RP Edey (65)
FCA
Chairman and independent non-executive director
Russell Edey was appointed to the board in April 1998, as deputy chairman in December 2000 and as chairman in May 2002.
Based in the United Kingdom, he is a non-executive director of Old Mutual plc, a member of the Conseil de Surveillance of
Paris Orleans SA and a non-executive director of a number of companies within the N M Rothschild group.
Dr TJ Motlatsi (56) Hon DSoc Sc (Lesotho)
Deputy Chairman and independent non-executive director
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002. He has been associated with the South African mining industry since 1970 and is a past president of the National Union of Mineworkers. He is executive chairman of TEBA Limited.
Mr FB Arisman (63)
MSc (Finance)
Independent non-executive director
Frank Arisman was appointed to the board in April 1998. He resides in New York and retired, after 32 years of service, from JP
Morgan Chase, where he held the position of managing director.
Mr RE Bannerman (73)
MA (Oxon), LLM (Yale)
Independent non-executive director
Reginald Bannerman has been in law practice since 1958 and is currently the principal partner at Messrs Bruce-Lyle,
Bannerman & Thompson Attorneys in Ghana. He is a member of the General Legal Council of Ghana and a member of the board of the Valco Trust Fund, the largest privately run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, he was also formerly the mayor of Accra, the capital city of Ghana. Mr Bannerman was appointed to the board in
February 2006.
Mrs E Le R Bradley (69)
BSc, MSc
Independent non-executive director
Elisabeth Bradley was appointed to the board in April 1998. She is non-executive chairman of Wesco Investments Limited and
Toyota South Africa (Proprietary) Limited, and a director of a number of other companies. She is deputy chairman of the South
African Institute of International Affairs. Mrs Bradley retires from the board at the annual general meeting to be held on May 6,
2008. Mrs Bradley retired from the board on May 6, 2008.

Mr JH Mensah (79)
MSc (Economics)
Independent non-executive director
Joseph Mensah, who holds an MSc in Economics from London University, has extensive experience in international and local economic management. Formerly Minister of Finance and Economic Planning and then Senior Minister in the government of
Ghana, he is now the chairman of the National Development Planning Commission and a member of the Ghana Parliament representing the Sunyani East constituency. He joined the board with effect from August 4, 2006.
Mr WA Nairn (63) BSc (Mining Engineering)
Non-independent non-executive director
Bill Nairn has been a member of the board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.
Prof WL Nkuhlu (63)
BCom, CA (SA), MBA
Independent non-executive director
Wiseman Nkuhlu, who holds a BCom degree from the University of Fort Hare, is a Chartered Accountant with the South
African Institute of Chartered Accountants and is a past national president of that institute. He also holds an MBA from the
University of New York and is a respected South African academic, professional and business leader. Professor Nkuhlu was appointed to the board and deputy chairman of the Audit and Corporate Governance Committee with effect from August 4,
2006, and assumed chairmanship of the committee with effect from May 5, 2007 following the retirement of Mr CB Brayshaw.
Mr SM Pityana (48)
BA (Hons) (Essex), MSc (London)
Independent non-executive director
Sipho Pityana was appointed to the board with effect from February 13, 2007. He is the executive chairman of Izingwe
Holdings (Proprietary) Limited and has occupied strategic roles in both the public and private sectors, including the positions of director general of the national departments of Labour and Foreign Affairs. He was formerly a senior executive of Nedbank and is currently a non-executive director of several companies.
Mr SR Thompson (48)
MA (Geology)
Non-independent non-executive director
Simon Thompson was appointed to the board in 2004. He is a non-executive director of UC Rusal and was previously a director of Anglo American plc, where he was chairman of the Base Metals Division, the Exploration Division and the Tarmac
Group.
In terms of the company's memorandum and articles of association, there is no mandatory resignation age for directors.
Executive committee
This committee, chaired by Mr Cutifani, the new chief executive officer, since his appointment in October 2007, is responsible for overseeing the day-to-day management of the company’s affairs and for executing the decisions of the board. The committee meets at least monthly and is actively involved in the strategic review of the company’s values, safety performance, operation and exploration profiles and financial status.
The business experience and functions of the executive committee members of AngloGold Ashanti, as at December 31, 2007 are as follows.
Executive directors:
Mr M Cutifani (49) — BE (Min. Eng)
Chief Executive Officer
Mark Cutifani was appointed to the board of AngloGold Ashanti on September 17, 2007. He was appointed Chief Executive
Officer, effective October 1, 2007, following the retirement of Bobby Godsell. Prior to joining AngloGold Ashanti, Mark held the position of Chief Operating Officer at CVRD Inco where he was responsible for Inco’s global nickel business. He has been involved in the mining industry since 1976, and has considerable experience in gold mining.
Mr S Venkatakrishnan (Venkat) (42)
BCom, ACA (ICAI)
Chief Financial Officer
Venkat was the finance director of Ashanti Goldfields Company Limited from 2000 until that company’s merger with AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the Reorganisation Services Division of Deloitte & Touche in London.
He was appointed to the board in August 2005.

Executive management team
Dr CE Carter (45) — BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy
Charles Carter joined Anglo American in 1991 and moved to the Gold and Uranium Division in 1996, and was part of the team responsible for the formation of AngloGold. In May 2005, he was appointed an executive officer, with responsibility for overseeing the company’s global investor relations program. He was appointed as executive vice president – business strategy in December 2007.
Mr RN Duffy (44)
BCom, MBA
Executive Vice President – Business Development
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of
AngloGold. In November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in August 2005. Richard was appointed as executive vice president – business development in
December 2007.
Mr G Ehm (51)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia
Graham Ehm has 30 years of diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in 2000, Regional Head –
Australia in 2006 and took up his current role as executive vice president – Australasia in December 2007.
Mr RW Largent (47)
BSc (Min. Eng), MBA
Executive Vice President – Americas
Ron Largent has been with the company since 1994. He is a board member of the Colorado Mining Association in Denver and has served on the Board of Directors for the California Mining Association and the Nevada Mining Association. In 2001 he was
appointed as General Manager of the Cripple Creek & Victor Gold Mine and took up his current role as executive vice president – Americas in December 2007.
Mr RL Lazare (51)
BA, HED, DPLR, SMP
Executive Vice President – Africa
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In December 2004, he was appointed an executive officer with responsibility for South African operations. He was appointed executive officer – Africa underground region in July 2005 and took up his current role as executive vice president – Africa in December 2007.
Mr MP Lynam (46)
BEng (Mech)
Vice President – Treasurer
Mark Lynam joined the Anglo American group in 1983 and has been involved in the hedging and treasury area since 1990. In
1998 he joined AngloGold as treasurer and was appointed an executive officer in May 2004. He was appointed as Vice president – treasurer in December 2007.
Mr PW Rowe (58)
BSc (Chem. Eng)
Executive Vice President – Business Effectiveness
Peter Rowe joined AngloGold Ashanti in June 2004 as head of AngloGold Ashanti Australia. Following 20 years with Anglo
American and De Beers, he moved to Australia in the early 1990s where he held a number of senior managerial positions including that of project director of the Fimiston expansion, general manager of the Boddington Gold Mine and managing director and CEO of Bulong Nickel. He was appointed executive officer with responsibility for the corporate technical group in
January 2006 and took up his current role as executive vice president – business effectiveness in December 2007.
Mr TML Setiloane (48)
FAE, BSc (Mech Eng)
Executive Vice President – Sustainability
Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he had been an executive director. He is the chairman of Rand Refinery Limited. He was appointed an executive officer and a member of AngloGold Ashanti's executive committee in February 2006 and as executive vice president – sustainability in December 2007.
Ms YZ Simelane (42)
BA LLB, FILPA, MAP
Vice President – Compliance and Corporate Administration
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and took up her current role as vice president –
compliance and corporate administration in December 2007.

Mr NW Unwin (55) – BA
Executive Vice President – Organizational Development
Nigel Unwin has many years experience in the field of human resources. He was appointed an executive officer in 1999 and executive vice president – organisational development in December 2007. Nigel Unwin joined Anglo American as a trainee in human resources in 1974 and spent 18 years in operations and corporate roles. He then worked in the CFTA retail sector for seven years before joining AngloGold in 1999 as an executive officer. Following the acquisition of Acacia Resources by
AngloGold at the end of 1999 and managed the integration of the two companies in Australia before taking over the HR and IT portfolios in 2001. He was appointed to his current role of executive vice president – organizational development in December
2007.
Prior to the re-organisation of the executive management team, the following represented the ‘executive officers’ team until
November 30, 2007:

Dr CE Carter
Mr SJ Lenahan
Mr DH Diering
Mr MP Lynam
Mr RN Duffy
Mr FRL Neethling
Mrs D Earp (resigned effective March 1, 2007)
Mr PW Rowe
Mr DC Ewigleben
Mr TML Setiloane
Mr BW Guenther
Ms YZ Simelane
Mrs HH Hickey
Mr NW Unwin
Office of company secretary
Ms L Eatwell (53) – FCIS
Lynda Eatwell joined AngloGold in August 2000 as an assistant company secretary. She was appointed company secretary of
AngloGold Ashanti in December 2006. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti are listed.
Competent persons
The schedule below presents the details of those persons who manage AngloGold Ashanti’s Ore Reserves and Mineral
Resources:
Name
Age
Position
Year first appointed
Carl E Brechtel
57
Manager - underground mining – Australia Region
2001
Vaughan A. Chamberlain
45
Manager - mineral resources and mine geology
1998
Michael (Mike) F. O’Brien
50
Manager – evaluation
1999
Eric Roth
41
Head of exploration - greenfields
2005
Jurgens van Zyl Visser
53
Manager - survey and planning – Africa Underground region
2001
David (Dave) L. Worrall
57
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
The competent person for AngloGold Ashanti Exploration is:
E Roth — PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM
Eric has 17 years experience in mineral exploration and project evaluation, and holds a Bachelor of Science (Honors) degree in Geology and Ph.D in Economic Geology from the University of Western Australia. Eric joined AngloGold in 2002 as Project
Manager – Peru, subsequently holding the positions of Senior Evaluations Geologist – South America (2003 to November
2005) and Head of Exploration – Greenfields from December 2005.

The following competent persons take responsibility for the reporting of AngloGold Ashanti’s Mineral Resources, as defined under JORC 2004:
VA Chamberlain — MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM
Vaughan has 22 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo
American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in
1998 and currently holds the position of Vice President – Geosciences.
MF O’Brien — MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM
Mike has 28 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal, a
Masters degree in engineering from the University of Witwatersrand and a Diploma in Datametrics from UNISA. He joined
Anglo American Corporation in 1981 as a geologist at Vaal Reefs Mine and AngloGold in 1999 as manager: evaluation in the
Corporate Technical Group, the position he currently holds.
The following competent persons take responsibility for the reporting of AngloGold Ashanti’s Ore Reserves:
CE Brechtel — MSc (Mining Engineering), BSc (Geological Engineering), MAusIMM, MSAIM
Carl has 32 years experience and holds a Bachelor of Science degree in Geological Engineering and a Master of Science degree in Mining Engineering from the University of Utah, USA. After spending 6 years at AngloGold Ashanti’s Jerritt Canyon operations, he was appointed Manager of Underground Mining of the Corporate Technical Group (CTG) providing technical support and corporate governance to international mining operations outside of the South Africa Region. He is currently
Manager Underground Mining for AngloGold Ashanti Australia. He is a registered Professional Mining Engineer in the states of
Colorado and Nevada, USA.
DL Worrall — ACSM, MAusIMM
Dave has vast experience and has been involved, at various levels, in the planning and operation of surface mines since 1975.
He is an Associate of the Camborne School of Mines in Cornwall, England and joined Anglo American Corporation in 1981 as a senior mine planning engineer in the technical director’s office and AngloGold in 1999 as manager, surface mining in the corporate office, the position he currently holds.
J van Zyl Visser — MSc (Mining Engineering), BSc (Mineral Resource Management), PLATO
Jurgens has 21 years experience and holds a Bachelor of Science degree in Mineral Resource Management and a Master of
Science degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American
Corporation in 1975 as a surveyor at President Steyn Mine. He joined AngloGold in 1998 as a divisional valuator and in 1999 was appointed as manager survey and planning – Africa underground region.
The competent persons consent to the inclusion of the exploration and Ore Reserves information in this report, in the form and context in which it appears.
6B.     Compensation
Remuneration report
Policy
The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy. This policy has as its objectives to: attract, reward and retain executives of the highest caliber; align the behavior and performance of executives with the company’s strategic goals, in the overall interests of shareholders; ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and ensure that regional management is competitively rewarded within a global remuneration policy, which recognizes both local and global market practice.

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
BSP
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
Changes to the BSP as approved by shareholders at the annual general meeting held on May 6, 2008:
The global scramble for skills in the resources sector has had the effect of greatly increasing levels of remuneration for skilled professionals and managers. Whilst AngloGold Ashanti has been relatively successful in retaining many of its skilled professionals and managers, its competitive position in respect of remuneration has been significantly eroded. This is especially true of the awarding of shares and the magnitude of bonuses paid, which compare unfavorably both within South
Africa and globally.
At the annual general meeting, the company proposed raising the levels of maximum performance bonus payable and the maximum levels of bonus share awards, reducing the vesting period of bonus shares from three years to two years, and altering the split between company and individual performance in determining the bonus, which proposals were approved by shareholders.
LTIP
The LTIP allows for the granting of rights to acquire shares, based on the achievements of stretched company performance targets over a three-year period.
These targets are based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to consistently outperform its gold company peers. Additionally, certain strategic business objectives, which the Remuneration Committee will determine from time to time, will also need to be met.

Executive director remuneration currently comprises the following elements:
1.
Basic salary, which is subject to annual review by the Remuneration Committee and is set in line with the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in accordance with their own performance, experience, responsibility and company performance.
2.
Annual bonus, which is determined by the achievement of a set of stretching company and individual performance targets. The company targets include safety, earnings per share, cost control and global production. The weighting of the respective contribution of company and individual targets is 70 percent for company and 30 percent for individual. Failure to achieve safety improvement targets results in the reduction of bonuses for executive directors and executive management. Fifty percent of the bonus is paid in cash and 50 percent in awarding of rights to acquire shares. The awards have a three-year vesting period.
3.
LTIP: The chief executive officer and executive director are granted the right to acquire share of value equivalent to 120 percent and 100 percent of their annual salaries, respectively, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to consistently outperform its gold company peers. Additionally, strategic business objectives will also need to be met. The first tranche of LTIP awards was made to executive directors in 2005. The performance period in respect of the 2005 LTIP award ended at the end of 2007. Only one of the performance targets, TSR, was met, which means that only 40 percent of the award of shares will vest, while the balance will lapse. See “Item 6E.: Share Ownership”
for more information on the Long-Term Incentive Plan.
4.
Pensions: All executive directors who are South African citizens, are members of the AngloGold Ashanti Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2 percent of final salary per year of service.
All executive directors who are not South African citizens have other retirement benefit plans, to which the company contributes to the level required by local practice. Death and disability cover reflects best practice among comparable employers in South Africa.
5.
Other benefits: Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.
Directors’ service contracts
Service contracts of executive directors are reviewed annually. Mark Cutifani, as chief executive officer, has an initial contract of 24 months, but with a 12-month notice period. The notice period for the chief financial officer and executive director,
Srinivasan Venkatakrishnan, is nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control of the company. Compensation for these particular circumstances is calculated at twice the notice period earnings.
Compensation of executive directors, executive officers and executive management
Following the appointment of Mark Cutifani as chief executive officer, AngloGold Ashanti re-organised its executive management teams with effect from December 1, 2007, in line with the renewed strategic focus of the company. A decentralised regional operating structure was established with three executive vice presidents for Africa, the Americas and
Australasia reporting directly to the chief executive officer. In addition, the heads of business strategy, business development, business effectiveness, sustainability and organizational development were made executive vice presidents. These operations and functional executive vice presidents, together with the vice president – treasurer, the vice president – compliance and corporate administration, the chief executive officer and the chief financial officer, constitute the company’s executive management.
Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose compensation paid to its executive directors on an individual basis while compensation paid to its executive officers/executive management is disclosed in aggregate.

The following table presents the compensation paid by AngloGold Ashanti to executive management during 2007 and 2006.
Executive directors have elected not to receive payment of directors’ fees, committee fees and travel allowances.
All figures in $000
(1)
Appointed
with effect
from
(2)
2007
Resigned
or Retired
with
effect
from
(2)
2007
Salary
Compen-
sation
and
recruit-
ment
(3)
Performa
nce
related
pay-
ments
(4)
Pension
scheme
contribu-
tions
Other
benefits
(5)
Encashed
Leave
(6)
Sub-total
Pre-tax
gain on
share
options
exercised
Total
Executive Directors’
remuneration 2007
M Cutifani
                              Sept 17
227 2,162 137 - 100 -
2,627
-
2,627
R Carvalho Silva
(7)
Sept 30 636 2,880 142 302 227 213
4,400
651
5,051
RM Godsell Sept 30 716 1,394 - 109 13 264
2,495
5,075
7,569
NF Nicolau Nov 12
(1)
701 2,375 136 111 118 18
3,459
337
3,795
S Venkatakrishnan 649 - 244 110 - 35
1,038
-
1,038
2,929
8,811
659
632
458
530
14,019
6,063
20,080
Executive officers’
remuneration 2007 – up to
November 30, 2007
Representing 15
Executive Officers
4,041
-
885
511
37
95       5,569         1,634
7,203
Executive Managements’
remuneration 2007 – from
December 1, 2007
Representing 10
Executive
Management
345
-
73
43
6
51
518
-
518
Total executive directors’,
executive officers’ and
executive management
remuneration – 2007
7,315
8,811
1,617
1,186
501
676
20,106
7,697
27,801
Executive Directors’
remuneration 2006
R M Godsell
(chief executive
officer)
936 354 138 9 -
1,437
324
1,762
R Carvalho Silva 762 172 308 7 64
1,314
-
1,314
N F Nicolau 545 172 83 4 21
825
510
1,335
S Venkatakrishnan 561 172 95 - -
829
-
829
K H Williams May 6, 06 175 - 26 13 -
214
-
214
2,979
870
650
33
85
4,619
834
5,454
Executive officers’
remuneration 2006
Representing 16
executive officers
4,344
983
474
210
39
6,050
1,102
7,152
Total executive directors’ and
executive officers’
remuneration– 2006
7,323                         1,853
1,124
243
124
10,669
1,936
12,606
(1)
When directors’ compensation is paid in South African rands, for the purpose of this annual report, the rand values have been converted to US dollars using the following yearly average rate of exchange: 2007¨$1 = R7.0276 and 2006: $1 = R6.7706.
(2)
Salaries are disclosed only for the period from or to which, office is held except in respect of Messrs Godsell, Carvalho Silva and Nicolau, which amounts reflect total payments made to the date of this report. Mr Nicolau resigned from the board effective November 12, 2007 and left the company effective
January 31, 2008.
(3)
Compensation and recruitment expenses relate to the once-off payments made to Messrs Godsell, Carvalho Silva and Nicolau on their retirement/resignation from the board and company, and to Mark Cutifani on his appointment as chief executive officer.
(4)
In order to move accurately disclose remuneration received/receivable by executive directors, exective officers and executive management, the tables include the performance related payments calculated on the year’s financial results paid in 2008.
(5)
Includes health care, personal travel and relocation expenses, and in the case of Mr Carvalho Silva, a compulsory payment to an unemployment insurance fund and a medical promise payout paid to Mr Nicolau.
(6)
In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result, surplus leave days accrued are compulsorily encashed.
(7)
Mr Carvalho Silva’s earnings were paid in Brazilian real and US dollars. For the purposes of this annual report on Form 20-F, values have been converted using the monthly average rates of exchange.
NB: Rounding may result in computational differences

Compensation of non-executive directors
The fees of non-executive directors are fixed by shareholders at the annual general meeting, and other than the fees they receive for their participation on board committees and an allowance for traveling internationally to attend board meetings, non-
executive directors receive no further payments from the company.
There are no contracts of service between the non-executive directors and the company or any of its subsidiaries. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years.
The following table presents the compensation paid by AngloGold Ashanti to each non-executive director during 2007 and
2006.
All figures stated to the
nearest $000
(1)
Appointed
with effect
from
(2)
Resigned/
Retired
with effect
from
(2)
Directors
fees
(3)
Commit-
tee fees      Travel
(4)
Total
Directors
fees
(3)
Commit-
tee fees      Travel
(4)
Total
R P Edey (chairman) 142 31 18 191 130 24 16 170
T J Motlatsi (deputy
chairman)
48 26 – 74
44            19              –
63
F B Arisman 21 30 18 70 16 21 16 53
R E Bannerman Feb 10, 06 21 15 18 55 14 4 8 26
Mrs E le R Bradley 18 28 – 46 16 22 – 38
C B Brayshaw
(5)
7 11 – 18 16 18 – 34
Mrs C Carroll May 5, 07 Oct 9, 07 4 – – 4 – – – –
S E Jonah
(6)
(president) Aug 1, 05 13 9 – 22 23 18 – 41
R Médori Aug 1, 05 15 – – 15 16 – – 16
J H Mensah Aug 4, 06 21 11 18 50 7 – 4 11
W A Nairn 18 22 – 40 16 19 – 35
W L Nkuhlu Aug 4, 06 19 16 – 33 7 4 – 11
S M Pityana Feb 13, 07 16 16 – 32 – – – –
S R Thompson 21 13 14 48 16 12 – 28
A J Trahar 7 5 – 12 16 6 – 22
P L Zim Aug 4, 06 – – – – 12 9 – 21
Total – non-executive
directors
389
234
87
710
349            176             44
569
Alternates
D D Barber
Aug 4, 06 – – – – – – – –
A H Calver – – – – – – – –
P G Whitcutt
(7)
– 5 – 5 – 5 – 5
Total alternate directors
–
–
–
–
–
5
–
5
Grand total
389
239
87
715
349
181
44
574
NB: Rounding may result in computational differences
(1)
Where directors' compensation is paid in South African rands, for the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2007: $1=R7.0276 and 2006: $1 = R6.7706.
(2)
Salaries are disclosed only for the period from or to which, office is held.
(3)
At the annual general meeting of shareholders held on May 4, 2007, shareholders approved an increase in directors’ fees with effect from May 1, 2007 as follows:
Chairman
-$150,000 per annum
Deputy chairman and president
-R360,000 per annum
South African resident directors
-R135,000 per annum
Non-resident directors
-$25,000 per annum
(4)
A payment of a travel allowance of $5,000 per meeting is made to non-executive directors who travel internationally to attend board meetings In addition,
AngloGold Ashanti is liable for the payment of all travel costs.
(5)
In addition, Mr Brayshaw received fees from AGRe Insurance Company Limited, a wholly-owned subsidiary, for his role as both director and as member of its audit committee.
(6)
Dr Jonah resigned as an executive director with effect July 31, 2005, but remained a non-executive director and subsequently resigned from the board with effect from February 12, 2007.
(7)
Member of the investment committee.

6C. Board
practices
The board of directors
The board has a unitary board structure and 12 members who assume complete responsibility for the activities of the company, including the entire risk management framework and corporate governance of the company. The board has a written charter that governs its powers, functions and responsibilities and covers the following pertinent areas:
·
·
·
·
·
Authority of the board
Directors’ appointments
·
Role and responsibility of the board
·
Procedures of the board
Board committees
·
Matters reserved for board decision
·
Management of risks
Corporate governance
Remuneration issues
·
Evaluation of board issues and induction of new directors
·
Declaration of interests
Directors’ retirement follows a staggered process with one-third of directors retiring at least every three years at the annual general meeting. A curriculum vitae of each director standing for re-election is placed before shareholders at the annual general meeting to help inform the process of re-election. The board is authorized by the company’s articles of association to appoint new directors, provided such appointees retire at the next annual general meeting and stand for election by shareholders. A Nominations Committee has been established as a subcommittee of the board to help identify suitable candidates for appointment to the board.
Executive directors are appointed by the board to oversee the day-to-day running of the company by the effective supervision of management. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre-determined criteria as well as the performance of their respective business units. Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year or that require payment of compensation on termination.
Non-executive directors do not hold service contracts with the company. Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play as board representatives on key committees such as the Audit and Corporate Governance,
Nominations, Political Donations and Remuneration committees, together with their calibre, experience and standing within the community, ensures that the company’s interests are served by impartial views that are separate from those of management and shareholders.
In terms of board policy, a director will qualify as being independent provided AngloGold Ashanti has not, over the preceding year, done business in excess of $10 million or 5 percent of the company’s treasury business with the employer of that director.
Furthermore, in compliance with JSE Listings Requirements, an independent director must not be a representative of a shareholder who has the ability to control or materially influence management and/or the board; must not have been employed by the company or be the spouse of a person employed by the company in an executive role in the past three years; must not have been an adviser to the company other than in the capacity as a director of the company; must not be a material supplier, customer or have a material contractual relationship with the company; and must be free of any relationship that could be seen to materially interfere with the independence of that person. The board has affirmatively determined that all eight independent non-executive directors comply with these requirements of independence.
The board, its sub-committees, and the directors all completed an annual evaluation process to review their effectiveness. The chairman of each committee and the chairman of the board led the processes to evaluate the committees and the board respectively.
Each non-executive director completed a self-assessment which was then reviewed by the chairman of the board, and where necessary a meeting was held between that director and chairman. There was a separate review of the chairman’s performance led by the deputy chairman of the board whereby each director evaluated his performance during the year. The vice-president – compliance and corporate administration, company secretary and compliance manager played a critical role in this process. The performance evaluation of executive directors is conducted by the Remuneration Committee. As an example of the content of an appraisal form, the board effectiveness evaluation covered the following topics:
·
Setting of performance objectives
·
Board contribution to development of strategy
·
Board response to crisis
·
Board awareness of developments in regulatory environment and market
·
Effectiveness of board committees
·
Evaluation of the relationship between the board and management, shareholders and among members of the board itself
·
Succession plans for senior executive management
·
Definition of independent directors
·
Corporate governance and legal issues facing the board/company

The vice-president – compliance and corporate administration and the company secretary have been appointed to assist the board in its deliberations, informing members of their legal duties and ensuring, together with the executive directors and senior management that its resolutions are carried out. Together with the investor relations department, the company secretarial function also provides a direct communications link with investors and liaises with the company’s share registrars on all issues affecting shareholders and in consultation with other departments, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The vice president – compliance and corporate administration and the company secretary are responsible for compliance with all the statutory requirements related to the administration of the Share Incentive Scheme. They also ensure that minutes of all shareholders, board and board committee meetings are properly recorded in accordance with the South African
Companies Act 61 of 1973 as amended. The company secretarial and compliance functions also play a crucial role in the induction of new directors.
A compliance office has been established to assist the board and management to determine their statutory duties, ensure legal compliance and advise on issues of corporate governance.
All members of the board have access to management and the records of the company, as well as to external professional advisers should the need arise.
Six board meetings took place during the course of 2007. All directors, or their designated alternates, attended the board meetings during their tenure except for Mrs Carroll and Mr Médori who did not attend three meetings each, Dr Motlatsi and Mr Mensah who did not attend two meetings each, and Messrs Bannerman, Godsell, Nairn, Pityana, Thompson, Trahar, Prof Nkuhlu, Dr Jonah and
Mrs Bradley who were each unable to attend one meeting.
Directors and employees of AngloGold Ashanti with access to price sensitive information are not permitted to trade in the company’s shares during closed periods. In addition, they are prohibited from dealing in warrants and derivatives of the company at any time.
Directors and key employees are required to follow a formal process before trading in the company’s shares. Closed periods are in effect from the end of the reporting period to and including the date of publication of the quarterly, half-yearly and year-end results.
Where appropriate, a closed period is also effective during periods when major transactions are being negotiated and a public announcement is imminent.
Significant corporate governance issues faced by the board in 2007
The company looks back proudly at its history as part of Anglo American and looks forward to a future that is rich with promise and prospect. The company views the reduction of Anglo American’s shareholding in it as a positive move that enables it to make its strategic choices more freely in a dynamic business environment.
The increase in the free float of its shares up to 83 percent reflects the company’s ability to be independent in determining its strategy and developmental focus, enhancing its own competitiveness and in empowering shareholders by negating the effect of having a majority shareholder and increasing the company’s liquidity.
The board’s previous composition, which at one stage numbered 19 directors, was clearly too large. There is now a smaller, more focused group, with the right credentials in terms of skills, experience, knowledge and demographics which will hold the company in good stead as it charts its new strategy.
The retirement of the chief executive officer, Mr Bobby Godsell, and the resignation of the two chief operating officers (COOs),
Mr Roberto Carvalho Silva and Mr Neville Nicolau, required considerable deliberation by the board in order to ensure a smooth transition to their respective successors. Succession plans in the case of the two COOs ensured that the operational requirements of the company continued. In 1998, AngloGold was formed through the consolidation of the gold assets of Anglo American Corporation of
South Africa into an independent, single focused gold company. Mr Bobby Godsell played a pivotal role in establishing AngloGold and overseeing its evolution as a world-class multinational gold company with mining and exploration activities on five continents and in more than 10 countries, and the first South African company to list on the New York Stock Exchange. He also oversaw the merger with Ghanaian gold mining company Ashanti Goldfields Company Limited to form AngloGold Ashanti in 2004. His decision to retire based on a desire to contribute to the broader South African community in a more direct and meaningful manner was respected by the board and his significant contribution in nurturing the company through its formative years is appreciated by both staff and the board of the company.
The process for selecting a successor to Mr Godsell was led by the board chairman in consultation with the board as a whole and in particular with the Nominations and Remuneration committees of the board. The search for an experienced and qualified mining and business leader considered candidates both internally and externally. The decision to appoint an external candidate, Mr Mark Cutifani, a mining engineer by training, as the new CEO was based on the need to bring in new and fresh ideas to guide the company’s strategic future. In particular, Mr Cutifani’s impressive career and experience in both the operational and financial aspects of the mining industry were regarded by the board as key features in its decision to appoint him as chief executive officer.

Highlights of Mr Cutifani’s career include: Chief operating officer – CVRD INCO (Toronto, Canada); Chief operating officer – INCO Ltd
(Toronto, Canada); Managing director – Sons of Gwalia Ltd (West Perth, Australia); Group executive, mining and development –
Normandy Mining Ltd (Adelaide, Australia); Group manager, project management – Western Mining Corporation Ltd; and Manager, coal – Rio Tinto Ltd.
Mr Cutifani is leading a strategic review of the company’s safety performance, its vision, mission and values, and the make-up of its operation and exploration profiles. This review will be implemented and completed during 2008.
The Public Investment Corporation (PIC), which is the company’s third largest shareholder and invests South African public workers’
pension funds, released its policy on corporate governance. The board welcomes such initiatives and applauds the transparency and engagement provided by the PIC. Many of the standards adopted in the policy already form part of the company’s practices but some standards will require review and deliberation by the board.
Board Committees
To facilitate its activities and deliberations, the board has established a number of sub-committees, comprising members of the board, with written terms of reference governing the powers, functions and activities of these sub-committees. At the October
2007 meeting of the board, a decision was taken to dissolve the Market Development Committee as its mandate can be met at management level. There are now eight committees of the board including the Executive Committee.
Members of board committees have access to management and the records of the company, as well as to external professional advisers should the need arise. A description of each subcommittee is provided below.
Audit and Corporate Governance Committee
The Audit and Corporate Governance Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. The members of the Audit and Corporate Governance Committee are
Prof. WL Nkuhlu, Mr FB Arisman, Mr JH Mensah, Mrs E Bradley and Mr RP Edey. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee’s chairman, Prof Wiseman
Nkuhlu, is the board’s financial expert. All five members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.
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
AngloGold Ashanti is otherwise compliant with the good governance requirements of the King Code.
The group internal audit manager has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of this committee, and is invited to attend and report on his department’s activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with his calibre, experience and integrity, enable him to discharge his duties as required by law and in fulfillment of his obligations to the company. The function, duties and powers of internal audit, for which the group internal audit manager is responsible, are governed by a formal internal audit charter that has been approved by the committee. In addition, the group internal audit manager meets with committee members in the absence of management.
The committee is tasked to assist the board in discharging its duties relating to the safeguarding of assets, the operation of adequate systems, control processes and the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements, stock exchange rules and accounting standards. The committee does not perform any management functions or assume any managerial responsibilities. The committee provides a forum for discussing business risk and control issues for development of relevant recommendations for consideration by the Board. The committee is constituted in terms of the requirements of sound corporate governance practices and operates within that framework. The committee meets regularly with the external audit partner, the group’s internal audit manager and the chief financial officer to review the audit plans of the internal and external auditors and ascertain the scope of the audits, and to review the quarterly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

The committee is furthermore responsible for:
·
the appointment and dismissal of the external auditors; determining and approving external auditors’ fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and pre-
approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee. The non-audit activities performed by the external auditors during the year were in respect of:
– tax services;
– training services; and
– communications and advisory services regarding annual comment letters received from the US SEC.
·
total fees expensed to the external auditors for such activities were less than $1 million while total fees expensed for 2007 were approximately $7 million. The percentage of non-audit fees as a portion of total fees paid to the external auditors for
2007 was about 14 percent;
overseeing the internal audit function; receiving regular report back from the group internal audit manager; and the appointment and dismissal of the group internal audit manager;
·
·
assessing and reviewing the company’s risk management framework; and
·
monitoring the group’s corporate governance practices in relation to regulatory requirements and guidelines.
The external auditors also meet with committee members in the absence of management. The Audit and Corporate
Governance Committee, after due consideration, is satisfied that the external auditor is independent of the company and was so during the financial period under review to and including the date of this report.
The committee met on five occasions during 2007. All members of the committee, except Mrs Bradley who could not attend two meetings, were present at each of the committee meetings for which they were eligible to attend. In addition, three meetings of the Audit and Corporate Governance sub-committee were held to approve the annual report on Form 20-F and other US GAAP filings with the United States’ Securities and Exchange Commission (SEC).
The NYSE listing rules require that the board determine whether a member of the committee’s simultaneous service on the audit committees of more than three public companies impairs the ability of such a member to effectively serve on a listed company’s audit committee. Prof Nkuhlu, the chairman of the committee, is a member of two (2006: two) other public companies’ audit committees but is the chairman of none of these committees (2006: nil). Mrs Bradley is a member of three
(2006: three) other public companies’ audit committees and is the chairman of one (2006: one).
Prof Nkuhlu is a qualified chartered accountant with considerable experience in both accounting and auditing and is a past president of the South African Institute of Chartered Accountants. Mrs Bradley has considerable financial and accounting experience. The board is confident that the experience, calibre and integrity of both directors and active contribution at meetings of the committee and the board, demonstrate their commitment to the company. The simultaneous service on other audit committees by Prof Nkuhlu and Mrs Bradley has not impaired their ability to diligently execute their responsibilities to the committee and the board of AngloGold Ashanti. The members of the Audit and Corporate Governance Committee were all re-
appointed to serve as members of the committee by the board and to hold office for the next financial year.
Employment Equity and Development Committee
The committee is responsible for overseeing the company’s performance in respect of employment equity, transformation and staff development by taking into account the legal requirements of applicable legislation and the monitoring of targets set by the company. The committee is also responsible for employee skills development in a manner that seeks to retain and develop talent, and to provide employees with the opportunity to enhance their skills and knowledge. The committee met on four occasions during 2007. Details of the company’s employment equity practices and performance during the year are provided later in this report under “Employment Equity and Development”. All members of the committee attended each meeting for which they were eligible, except Mr Nairn who was unable to attend one meeting.
Executive Committee
This committee, chaired by Mr Cutifani, the new chief executive officer, since his appointment in October 2007, is responsible for overseeing the day-to-day management of the company’s affairs and for executing the decisions of the board. The committee meets at least monthly and is actively involved in the strategic review of the company’s values, safety performance, operation and exploration profiles and financial status. The Finance Committee, which is responsible for overseeing the financial and administrative affairs of the company, is a sub-committee of the Executive Committee.

Investment Committee
This committee is responsible for overseeing and reviewing AngloGold Ashanti’s strategic investments which includes the acquisition and disposal of assets, capital expenditure and projects. The committee met on three occasions during 2007. All members who were eligible to attend meetings of the committee were present except Mrs Bradley and Messrs Pityana, Nairn and Whitcutt who were unable to attend one meeting each. Dr Jonah who was eligible to attend one meeting of the committee, prior to his resignation from the board, was unavailable for this meeting.
Market Development Committee
This committee was established to extend the influence of AngloGold Ashanti as a major global gold mining company in the development of a broader gold business, both nationally and internationally. The committee met on one occasion during 2007 and each member, except Dr Jonah, was present. In October 2007, the board resolved to dissolve this committee as its objectives are best met at management level.
Nominations Committee
The appointment of directors is a matter for the board as a whole but the Nominations Committee is responsible for determining and recommending suitable candidates to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, particularly those of the chief executive officer and board chairman. The committee, chaired by the board chairman, was actively involved in the selection and recruitment of the company’s new CEO and for recommending him for approval to the board. The committee met on three occasions during 2007. All members of the committee who were eligible to be present attended the meetings.
Political Donations Committee
The membership of the Political Donations Committee comprises the South African resident independent non-executive directors, and is chaired by the deputy chairman of the board. The committee determines the funding of political parties in
South Africa in accordance with a formal policy adopted by the board on April 29, 2003 that sets the guiding principles for funding. No meetings of the committee took place in 2007. Prof Nkuhlu and Mr Pityana were appointed by the board as additional members to this committee during the year.
Remuneration Committee
The Remuneration Committee, whose members consist only of independent non-executive directors, namely Mr RP Edey
(chairman), Mr RE Bannerman, Prof WL Nkuhlu, Mr FB Arisman, Dr TJ Motlatsi and Mr SM Pityana, is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of the company. Full details of the company’s remuneration philosophy, the committee’s deliberations during
2007, remuneration payments for all directors and information on the Share Incentive Scheme have been disclosed in
“Item 6B.: Compensation” above.
The performances of the executive directors are considered relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key predetermined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. The committee, chaired by the board chairman, actively engaged and debated the issues of the retirement package of Mr Godsell and the resignation packages of
Messrs Carvalho Silva and Nicolau, as well as the remuneration package of the new CEO, Mr Cutifani. Executive directors have elected to receive no remuneration as directors of the company. The fees of non-executive directors are fixed by shareholders at the annual general meeting and, other than the fees they receive for their participation on board committees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company. The committee met on four occasions during 2007. All members of the committee attended meetings of the committee for which they were eligible to be present except Dr Motlatsi who was unable to attend one meeting. The chairman of the Remuneration Committee attends the annual general meeting to answer any questions from shareholders.

Safety, Health and Sustainable Development Committee
This committee is tasked with overseeing the company’s performance regarding safety, health and sustainable development, and for establishing targets in relation to each of these areas. The committee, which comprises non-executive directors and executive management (including the chief executive officer) deliberated on the safety concerns faced by the company’s South
African mines in particular, and on the strategies and methodologies that will enhance the safety and security of all company employees. The committee also called on management to engage external consultants to review the effectiveness of the company’s strategy and program to improve safety and health. This review influenced AngloGold Ashanti’s recently implemented “Safety is our first value” campaign.
The committee met on five occasions during 2007. All members of the committee attended each committee meeting that they were eligible to attend except for Dr Motlatsi and Mr Pityana, who were each unable to attend one meeting, and Mr Mensah, who did not attend two meetings. Dr Jonah was unable to attend the one meeting which he was entitled to attend.
Other committees
In addition to the committees of the board mentioned above, the Executive Committee has established a number of standing committees to oversee the day-to-day management of the company’s affairs. The Finance Committee, which meets on an ad hoc basis, is chaired by the chief financial officer and comprises members of senior management in the administrative, financial and legal fields. It is tasked with monitoring all financial, legal and administrative aspects of the company’s affairs. The
Treasury Committee is chaired by an independent director, Prof Nkuhlu and comprises one other independent director,
Mr Arisman, and senior management in the financial discipline. It is responsible for reviewing and evaluating market conditions, treasury operations and future hedging strategies.
6D.     Employees
The average number of attributable employees in the AngloGold Ashanti group over the last 3 financial years was:
2007                             2006                       2005
South Africa
36,976                            35,968                     40,426
Argentina
1,017                                906                         950
Australia
781                                479                         441
Brazil
4,352                              4,428                      3,489
Ghana
7,549                              9,443                    10,304
Guinea
2,917                              2,708                      1,978
Mali
1,615                              1,473                      1,309
Namibia
409                                 313                        315
Tanzania
3,226                              3,220                      2,280
USA
405                                 369                        391
Other*
2,275                              2,146                     2,110
Total
61,522                            61,453                    63,993
*including corporate and other non-gold producing subsidiaries
The change in employee numbers from 2006 to 2007 was largely a result of increases in employee complement in Australia and Namibia owing to staffing up at the Boddington joint venture and the full impact of the revised shift arrangements at
Sunrise Dam, and the full transition to owner-mining at Navachab. In contrast, employee numbers declined in Ghana where restructuring continued at the Obuasi operation.
The change in employees numbers from 2005 to 2006 was largely a result of the go-ahead for Boddington project in Australia and change in shaft arrangements at Sunrise Dam, the expansion at Cuiabá in Brazil; the sale of Bibiani in Ghana, retrenchments at Obuasi and natural attrition; and the full impact of transition to owner-mining in Tanzania.

Employees and other stakeholder engagement
The group has in place a set of core business principles which governs its relationships with employees, employee associations and trade unions, neighbouring communities, regulatory authorities, suppliers and customers, and supports the company’s vision, mission and values. AngloGold Ashanti recognizes these groups as stakeholders and business partners in its activities and seeks to reduce any potentially adverse effects of its operations and business. As a company with extensive mining and metallurgical processing operations, key areas of focus are the management of occupational health and safety, regional health, social and environmental impacts. More detailed disclosure on these may be found in the Report to Society
2007, available at www.aga-reports.com.
Unions and collective bargaining
Freedom of association, in particular, is recognized as a fundamental right within the group, and collective bargaining is encouraged in those countries where the relevant structures exist. Management/union relationships are governed by collective bargaining, recognition and company-negotiated agreements in respect of all of the group’s operations, with 93 percent
(2006: 85.6 percent) of the global workforce represented by recognized trade unions or provided for by way of collective bargaining processes. AngloGold Ashanti is a strong supporter of collective bargaining.
Although only 87 percent of all South African employees are members of unions, 97.5 percent fall under collective bargaining agreements, including the agency-shop agreement. The agency shop agreement exists across the lower bargaining unit at the
South African operations. This agreement provides for the contribution by non-union members of 0.75 percent of basic monthly pay to a fund which is used to address work and social needs of that bargaining group. This has been negotiated because union members pay 1 percent of their basic pay as union dues. The outcome of wage negotiations with the unions applies to all employees within that bargaining unit, whether they are union members or not.
The only exceptions to the collective bargaining arrangements are operations in the United States and Australia, where employees (as is common practice in these countries) are not members of unions, but where a high degree of employee participation is encouraged.
There were no significant disputes or strikes at any of the group’s operations during the year. The most significant agreements reached between the company and unions during the year were the review of wages and other conditions of service in both
South Africa and Ghana.
In South Africa, a two-year agreement, effective July 2007, was entered into between AngloGold Ashanti, through the Chamber of Mines, NUM and Solidarity. The agreement provides for:
·
wage increases of between 8 percent and 10 percent, with the highest increase for the lowest job category and for key skills;
·
a wage increase in the second year of CPIX plus 1 percent, subject to a minimum guaranteed increase of 8 percent;
·
an increase in medical incapacitation benefits and an increase in funeral cover;
·
improvements in accommodation subsidies; and
·
an increase in family responsibility leave from three days to four days.
In Ghana, the 3-year agreement which was negotiated in 2006 between AngloGold Ashanti and the Ghana Mine Workers’
Union is still current.
Generally, conditions of service, including minimum notice periods and negotiation practices with employees and employee representatives, are guided by country legislation, collective bargaining agreements and individual contracts of employment and therefore vary from region to region.

6E.   Share ownership
Share ownership of directors
Directors held the following number of ordinary shares of the company at December 31, 2007 and 2006, which did not individually or in the aggregate exceed 1 percent of the company's issued ordinary share capital:
December 31, 2007
December 31, 2006
Beneficial
Beneficial
Beneficial
Beneficial
Direct
Indirect
Non-
beneficial
(1)
Direct           Indirect
Non-
beneficial
(1)
Executive directors
M Cutifani
– – – – – –
R Carvalho Silva (resigned September 30, 2007) – – – – – –
R M Godsell (retired September 30, 2007 – – – 13,010 – –
N F Nicolau (resigned November 12, 2007) – – – 3,000 – –
S Venkatakrishnan 652 – – 652 – –
K H Williams – – – – – –
Total                                                                                  652
– –
16,662
– –
Non-executive directors
F B Arisman
– 2,000 – – 2,000 –
Mrs E Ie R Bradley – 23,423 3,027 – 23,423 3,027
CB Brayshaw (retired May 5, 2007) – – – – – –
C Carroll (appointed May 5, 2007, resigned October
9, 2007)
– – – – – –
R P Edey – 1,000 – – 1,000 –
Dr S E Jonah (resigned February 12, 2007) – – – – 18,469 –
R Médori (resigned October 9, 2007) – – – – – –
Dr T J Motlatsi – – – – – –
W A Nairn – – – – – –
W L Nkuhlu – – – – – –
SM Pityana – – – – – –
S R Thompson – – – – – –
A J Trahar (retired May 5, 2007) – – – – – –
P L Zim (retired August 4, 2006) – – – – – –
Total
–
26,423
3,027
– 44,892
3,027
Alternate directors
DD Barber (resigned August 4, 2006)
– – – – – –
A H Calver (resigned July 11, 2007) – – – – – –
P G Whitcutt (resigned October 9, 2007) – – – – – –
Total –
–
–
–
–
–
Grand Total
652
26,423
3,027
16,662
44,892
3,027
(1)
The director derives no personal benefit from the ordinary shares declared, for example by holding the ordinary shares in trust for another.
Except for Mr Arisman and Prof Nkuhlu, who, after receiving permission to do so from the chairman of the company, acquired
2,000 AngloGold Ashanti shares (in the form of ADSs) on February 22, 2008 and 800 AngloGold Ashanti shares on May 13,
2008, respectively, there have been no other changes in the above interests since December 31, 2007. A register detailing directors’ and officers’ interests in contracts is available for inspection at the company’s registered and corporate office.
Share ownership of executive officers/executive management
Under the Listings Requirements of the JSE, AngloGold Ashanti is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers/executive management in the share capital of AngloGold Ashanti.
However, to the best of its knowledge, AngloGold Ashanti believes that AngloGold Ashanti ordinary shares held by executive officers, in aggregate; do not exceed 1 percent of the company's issued ordinary share capital.

Share ownership of employees
At a general meeting of shareholders held on December 11, 2006, members approved the creation of 4,280,000 new
E ordinary shares of 25 South African cents pursuant to an employee share ownership plan for the benefit of certain AngloGold
Ashanti employees, of which the majority are historically disadvantaged South Africans as defined in the Broad-Based Socio-
Economic Empowerment Charter for the South African Mining Industry.
All the authorised E-ordinary shares have been issued, of which, 2,880,000 E ordinary shares were issued to the Bokamoso
ESOP Trust which holds these shares on behalf of approximately 31,000 employees.
AngloGold Share Incentive Scheme
AngloGold Ashanti operates a share incentive scheme for the purpose of providing an incentive to executive directors, executive officers/executive management and other managers to identify more closely with the fortunes of the group and its continued growth, and to promote the retention of such employees by giving them an opportunity to acquire ordinary shares in the company. Non-executive directors are not eligible for participation in the share incentive scheme.
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
Under the terms of the AngloGold share incentive scheme, which was approved by the shareholders at the general meeting held on June 4, 1998, and with the introduction of the Bonus share plan and Long-term incentive plan approved by the shareholders at the annual general meeting held on April 29, 2005, the maximum number of ordinary shares that may be allocated for the purposes of the share incentive scheme is equivalent to 2.75 percent of the total number of AngloGold Ashanti ordinary shares in issue at any time. As of December 31, 2007 and 2006, this equated to 7,630,080 and 7,641,766 ordinary shares, respectively were available for purposes of the scheme. As of May 15, 2008, 7,641,099 ordinary shares may be allocated for the purposes of the share incentive scheme.
At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant from 300,000 to 5 percent of the 2.75 percent attributable to the share incentive scheme (or 0.1375 percent of the total number of ordinary shares in issue at any one time).
As of December 31, 2007 and 2006, this equated to 381,504 and 379,824 ordinary shares, respectively. As of May 15, 2008,
382,055 ordinary shares, in aggregate, may be granted to any one participant.
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
Time-related options vest over a five-year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year 5. As of December 31, 2007, all options granted and outstanding have vested in full.

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
Performance-related options may be exercised in full, three years after date of grant, provided that the conditions on which the options were granted, namely the performance of the company as determined by the directors at date of grant, are met. All options granted and outstanding vested in full on November 1, 2007.
Bonus share plan (BSP)
The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on April 29, 2005.
Executive directors, executive officers/executive management and other management groups are eligible for participation.
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
The movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the period January 1, 2007 to December 31, 2007 was as follows:
Time-
related
Performance-
related
Bonus
share
plan
Long-term
incentive
plan
Total
Average
exercise
price per
ordinary
share – R
Ordinary
shares
issued
At January 1, 2007
473,260
2,585,800
480,585
660,175
4,199,820
166.64           3,114,077
Movement during the year
- Granted
-
*12,600
296,495
321,664
630,759
-
- Exercised
266,300
874,874
40,708
-
1,181,882
210.31           1,181,882
- Lapsed (terminations)
-
85,326
50,704
198,414
334,444
62.78
At December 31, 2007
206,960
1,638,200
685,668
783,425
3,314,253
130.74           4,295,959
Average exercise/issue price
per share - R
124.68                248.76
-
-
130.74
* Correction of prior year lapsings in error.
During the period January 1, 2008 to and including May 15, 2008, 367,691 BSP awards and 480,584 LTIP awards were granted at a market price of R267.05 per award and 135,299 options or rights were exercised.

Option ownership of directors, executive officers/executive management and other management
Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose the option or rights ownership of individual directors. Under those requirements, AngloGold Ashanti is not required to, and it does not otherwise, disclose option or rights ownership of individual executive officers/executive management and other management.
The table below shows the movement in respect of options or rights held by executive directors on an individual basis, and by executive officers and managers, each as a group, to December 31, 2007.
M. Cutifani
R M Godsell
R Carvalho
Silva
N F Nicolau
S Venkat-
akrishnan
Total
directors
Total
Executive
officers
Total other
Total scheme
Balance at
January 1, 2007
Number                                 –
259,925 69,160 53,380 29,590 412,055 508,225 3,279,540 4,199,820
Granted during
year
Number                                 –
32,540 15,806 15,806 15,806 79,958 100,391 450,410 630,759
Exercised during
year
Number                                 –
147,728 37,096 23,400 – 208,224 72,552 901,106 1,181,882
Pre-tax gain, after
expenses at date of
exercise – R value
(R000)
–
35,664            4,574
2,367 – 42,608
11,484           87,538
141,627
Lapsed during the
year
Number                                 –
78,737 41,870 – – 120,607 12,698 201,139 334,444
Held as at
December 31,
2007
Number                                 –
66,000 6,000 45,786 45,396 163,182 523,366 2,627,705 3,314,253
Latest expiry date
– Sept 30, 2008
Sept 30,
2008 Nov 12, 2008 Mar 15, 2017 Mar 15, 2017 Mar 15, 2017
Of the 3,314,253 options or rights granted and outstanding at December 31, 2007, 1,845,160 options are fully vested and 208,551 options vested on May 4, 2008 in terms of the BSP, while 105,640 options vested on May 4, 2008 with 158,460 options lapsing in terms of the LTIP.
Non-executive directors are not eligible to participate in the scheme and therefore own no options.

Item 7: Major shareholders and related party transactions
Overview
Description of AngloGold Ashanti’s share capital
AngloGold Ashanti’s share capital consists of four classes of stock:
• Ordinary shares, par value 25 cents each (the “ordinary shares”);
• E-Ordinary shares, par value 25 cents each (the “E-ordinary shares”);
• A redeemable preference shares, par value 50 cents each (the “A preference shares”); and
• B redeemable preference shares, par value 1 cent each (the “B preference shares”).
The authorized and issued share capital of AngloGold at December 31, 2007, is set out below:
Title of class
Authorized
Issued
Ordinary shares 400,000,000 277,457,471
E-ordinary shares 4,280,000 4,140,230
A preference shares 2,000,000 2,000,000
B preference shares 5,000,000 778,896
All the issued ordinary shares, E-ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.
For a discussion of rights attaching to the ordinary shares, E-ordinary shares, A redeemable preference shares and
B redeemable preference shares, see “Item 10B.: Memorandum and Articles of Association”.
The following are the movements in the issued ordinary share capital at December 31.
2007
2006
2005
Issued
Number of
ordinary
shares
Rand
Number of
ordinary
shares
Rand
Number of
ordinary
shares
Rand
At January 1,
276,236,153
69,059,038     264,938,432
66,234,608     264,462,894
66,115,724
Issues during year
-   $500 million Equity Raising
–
–
9,970,732
2,492,683
–
–
-   Bokamoso ESOP and BEE transaction (approved
by shareholders on December 11, 2006)
31,410
7,852
–
–                   –
–
-   Bokamoso ESOP on conversion of E-ordinary
shares                                                                              8,026
2,007
928,590
232,147
–
–
-   Exercise of options by participants in the
AngloGold Share Incentive Scheme
1,181,882
295,471
398,399
99,600
475,538
118,884
At December 31,
277,457,471
69,364,368     276,236,153
69,059,038     264,938,432
66,234,608
During the period January 1, 2008 to and including May 15, 2008, 400,679 ordinary shares were issued at an average issue price of R257.84 per share, resulting in 277,858,150 ordinary shares being in issue at May 15, 2008

7A.   Major shareholders
According to information available to the directors, the following are the only shareholders holding, directly or indirectly, more than 5 percent of the ordinary share capital of the company at December 31:
Ordinary shares held at
December 31, 2007
December 31, 2006
December 31, 2005
Shareholder *
Number
% voting
rights
Number             %
voting
rights
Number            %
voting
·
rights
Anglo American plc (AA plc) 46,002,929 16.58 115,102,929 41.67 134,788,099 50.88
Allan Gray Limited 26,369,033 9.51 Not disclosed Not disclosed
Tradewinds Global Investors LLC 22,858,453 8.25 Not disclosed Not disclosed
Public Investment Corporation 26,937,476 9.71 Not disclosed Not disclosed
·
May not necessarily reflect the beneficial shareholder.
At December 31, 2007, The Bank of New York Mellon held 82,550,854 ordinary shares through various custodians in respect of American Depositary Shares issued by them pursuant to the AngloGold Ashanti sponsored ADR program. The number of persons who were registered holders of ADSs was reported at 3,914. AngloGold Ashanti is aware that many ADSs are held off record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.
The company’s major shareholders have the same voting rights as other holders of AngloGold Ashanti ordinary shares and do not have any different or special voting rights.
As at December 31, 2007, there were 19,250 holders of record of AngloGold Ashanti ordinary shares. Of these holders
388 had registered addresses in the United States and held a total of 74,019 ordinary shares, approximately 2.7 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.
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
Insofar as is known to AngloGold Ashanti as of December 31, 2007, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.
Related party transactions
On October 26, 2005 Anglo American plc (AA plc) announced that it intended to reduce its shareholding in the Company, while still intending to remain a significant shareholder in the medium term. During April 2006, AA plc reduced its shareholding in the
Company to less than 50 percent interest held, as the result of the sale in a public offering, of some of its shares held in the
Company and during October 2007, further to 16.61 percent interest held. As at December 31, 2007, AA plc and its subsidiaries held an effective 16.58 percent (2006: 41.67 percent) interest in AngloGold Ashanti. The Company had the following transactions with related parties during the years ended December 31, 2007, 2006 and 2005:
December 31, 2007
December 31, 2006
December 31,
2005
(in millions)
Purchases
(by)/from
related party
$
Amounts
owed to/(by)
related party
$
Purchases
(by)/from
related party
$
Amounts
owed to/(by)
related party
$
Purchases
(by)/from
related party
$
Related party transactions with significant
shareholder AA plc
- - 1 - 5
Related party transactions with subsidiaries of AA
plc
(1)
Boart Longyear Limited – mining services
(2)
- - - - 5
Mondi Limited – forestry - - 5 - 16
Scaw Metals – A division of Anglo Operations Limited –
steel and engineering
- - 1 - 6
Haggie Steel Wire Rope Operations
(3)
- - 1 - 8
Anglo Coal – a division of Anglo Operations Limited - - - - 1
Related party transactions of equity accounted
joint ventures and associates
Oro Group (Proprietary) Limited
- (2) - (2) -
Societe d’Exploitation des Mines d’Or de Sadiola S.A. (7) (2) (4) (1) -
Societe d’Exploitation des Mines d’Or de Yatela S.A. (3) (1) (6) (1) (2)
Societe des Mines de Morila S.A. (5) (2) (4) - (2)
Trans-Siberian Gold plc (1) (11) - (10) -
(1)
Transactions to April 2006.
(2)
AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005.
(3)
Previously included in Scaw Metals – A division of Anglo Operations Limited.
Amounts owed to/due by joint venture related parties and the loan balance due to Goldmed Medical Scheme of $1 million
(2006: $nil), are unsecured, non-interest bearing and under terms that are no less favorable than those with third parties.
The Trans-Siberian Gold plc loan bears interest at LIBOR plus 4 percent and is convertible into equity under certain circumstances at the option of the borrower.
The Oro Group (Proprietary) Limited loan bears interest at a rate determined by the Oro Group (Proprietary) Limited’s board of directors and is repayable at their discretion.

The Company, which holds an equity interest of 29.8 percent in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from TSG for a cash consideration of
$40 million. The companies acquired consist of Amikan (which holds the Veduga deposit, related exploration and mining licenses) and AS APK (which holds the Bogunay deposit, related exploration and mining licenses).
In connection with the relocation of Roberto Carvalho Silva, an executive director of the Company since 2005, to Nova Lima,
Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr.
Carvalho Silva purchased the house from the Company’s subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being
BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest. As at December 31, 2006,
BRL728,580 ($340,458) of the purchase price remained to be paid to the Company’s subsidiary, with BRL657,717 ($341,352)
remaining to be paid as at June 20, 2007. The remaining balance was repaid on or about August 31, 2007.
A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The amounts paid by the Company’s subsidiary to this company in respect of such services during the years were: 2007: BRL634,023 ($329,055), in 2006: BRL903,465
($414,433) and in 2005: BRL311,923 ($127,837). The Company terminated the agreement with the Brazilian marketing, communications and corporate affairs services company with effect July 2007.
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
In the previous 12 months, there have been no governmental, legal or arbitration proceedings in which any member of the
AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which
AngloGold Ashanti is aware, which may have, or have had during the recent past, a significant effect on AngloGold Ashanti or its group’s financial position or profitability.
The company is involved in the following cases:
·
In South Africa, action has been instituted by 19 plaintiffs, against Anglo American Corporation of South Africa Limited
(AACSA) for damages resulting from lung diseases which the plaintiffs allegedly contracted while employed by mining companies managed by AACSA. There is a possibility that AACSA may seek to recover a portion of damages which may be awarded against it from AngloGold Ashanti by either AACSA or the plaintiffs. Exceptions filed by Anglo American against 10 actions were upheld. At present, nine actions remain. There is no indication at present of the merit of any such claim. A separate action was instituted against AngloGold Ashanti in 2006 by one of the plaintiffs out of the High Court,
Witwatersrand Local Division, for damages allegedly suffered by him as a result of alleged silicosis allegedly contracted while working on mines now owned by AngloGold Ashanti. An exception was filed by AngloGold Ashanti against the claim which was heard on February 12 and 13, 2008 and AngloGold Ashanti is awaiting the judgement of the High Court.
·
In South Africa action has been instituted by a group of AngloGold Ashanti pensioners against the company for introducing a CPIX cap to post retirement health care contributions by the company. The company maintains that its action is justifiable and fair given the circumstances and precedent. Summons has been issued by the plaintiffs demanding that
AngloGold Ashanti restore the level of contributions to what pertained before the introduction of the cap. The company has excepted to the summons on the basis of it being vague and embarrassing. The exception was heard on February 18,
2008 and the exception was dismissed. AngloGold Ashanti is considering taking another exception on other aspects of the plaintiffs’ particulars of claim.
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
·
In Ghana, a group calling itself Ashanti Miners’ Club formed by ex-contract workers are claiming that the company should pay them compensation because their salaries were not aligned to the United States dollar and that they should have been paid as permanent employees during the subsistence of their contracts with the company. The matter was taken to arbitration with the Ministry of Manpower Development and Employment in Ghana appointing a sole arbitrator to arbitrate and make an award. The award by the arbitrator was generally in favour of the company. The plaintiffs took further action, claiming that they are dissatisfied with the findings and award of the arbitrator.
·
·
In the Democratic Republic of Congo, twenty eight former expatriate employees of AngloGold Ashanti Kilo (AngloGold
Ashanti’s subsidiary in the Democratic Republic of Congo) have made claims for salary arrears, severance pay, damages and interest jointly and severally against AngloGold Ashanti Kilo and AngloGold Ashanti Ghana, the immediate holding company. Some of these former expatriates have instituted proceedings in the Brussels Labor Court claiming varying amounts but these have remained pending for some time now.
In Tanzania Joshua Manyelo and 36 others have instituted action against Geita Gold Mining Company. It is a representative lawsuit whereby the claimants claim to have received Tshs 185,045,482.00 in compensation but they claim to be entitled to a payment of Tshs 3.6 billion. They are suing for the balance of Tshs 3.6 billion (approximately US$2.8 million). The case has been set down for mention on May 15, 2008.
·
In Tanzania Senior Staff members have instituted a claim against Geita Gold Mining Company for overtime hours to the value of Tshs 3.6 billion (approximately US$2.8 million). Mediation has failed and it is likely that the staff members will file a case in the Labor Court.

·
In Brazil, Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different
Brazilian State, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime Agreement
(Termo de Acordo re Regime Especial – TARE). The MSG operation is co-owned with Kinross Gold Corporation. The company’s attributable share of the first assessment is approximately $39 million. Although MSG requested the TARE in early 2004, the TARE, which authorized the remittance of gold to the Company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council’s second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the
State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately $24 million. The Company believes both assessments are in violation of federal legislation on sales taxes.
·
Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve eleven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR).
·
In Brazil, Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goais. The company lost the case at the administrative level but is now discussing it at the judicial sphere. The company believes there is a remote chance of success for the State of Minas Gerais. The company’s attributable share of the assessment is approximately $8 million.
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
NYSE
(1)
High
Low
High
Low
Year ended December 31
(South African cents per ordinary share)
(US dollars per ADS)
Annual information
2003
33,900 19,100 49.95                           27.10
2004
31,900 18,620 48.25                            29.91
2005
31,990 18,700 49.88                           30.50
2006
38,700 24,700 62.20                           35.58
2007
35,889 25,400 49.88                           33.80
Quarterly information
2006
First quarter
38,700 29,005 62.20 46.51
Second quarter 35,621 24,700 58.36 37.17
Third quarter 36,050 27,500 51.07 37.10
Fourth quarter 35,000 28,250 48.91 35.58
2007
First quarter
35,889 30,300 49.34 41.10
Second quarter 35,322 26,100 49.42 37.10
Third quarter 33,600 25,400 47.92 33.80
Fourth quarter 34,100 27,781 49.88 40.00
Monthly information
September 2007
33,600 26,610 47.92 39.32
October 2007 31,999 29,100 46.68 41.99
November 2007 34,100 27,910 49.88 42.05
December 2007 33,600 27,781 48.64 40.00
January 2008 34,900 28,100 51.35 40.44
February 2008 31,500 25,501 42.29 33.44
March 2008 30,350 24,801 37.75 30.50
April 2008 29,982 25,052 37.96 32.90
May 2008
(2)
31,145 24,700 40.91 32.94
(1)
Each ADS represents one ordinary share.
(2)
Through May 15, 2008.
See “Item 7A.: Major shareholders” for number of ADSs outstanding at December 31, 2007.
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
AngloGold Ashanti's Ordinary Shares and Preference Shares
AngloGold Ashanti’s authorized and issued share capital as of December 31, 2007 and May 15, 2008 (being the latest practicable date prior to the publication of this document) is set out below:
Issued
Title of Class
Authorized
May 15, 2008
December 31, 2007
Ordinary shares 400,000,000 277,858,150 277,457,471
E ordinary shares 4,280,000 4,055,870 4,140,230
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
The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2004.
Period to
Description
Number of Shares
December 31, 2004 264,462,894
Ordinary shares issued during 2005 AngloGold Share Incentive Scheme 475,538
December 31, 2005 264,938,432
Ordinary shares issued during 2006 AngloGold Share Incentive Scheme 398,399
USD500 million equity raise 9,970,732
Employee Share ownership program 928,590
December 31, 2006 276,236,153
Ordinary shares issued during 2007 AngloGold Share Incentive Scheme 1,181,882
Employee Share ownership program 31,410
Employee Share ownership program – on
conversion of E ordinary shares
8,026
December 31, 2007 277,457,471
Ordinary shares issued to May 15, 2008 AngloGold Share Incentive Scheme 400,585
Ordinary shares issued to May 15, 2008 Employee Share ownership program 94
Ordinary shares in issue at May 15, 2008 277,858,150
The table below details changes in the E ordinary issued share capital of AngloGold Ashanti.
Period to
Description
Number of Shares
January 31, 2006 -
E Ordinary shares issued during 2006 - The Bokamoso ESOP Trust 2,785,770
- Izingwe Holdings (Proprietary) Limited 1,400,000
December 31, 2006 4,185,770
E Ordinary shares issued during 2007 - The Bokamoso ESOP Trust 94,230
Cancelled and exchanged for ordinary shares (139,770)
December 31, 2007 4,140,230
Cancelled and exchanged for ordinary shares to
May 15, 2008
84,360
E ordinary shares in issue at May 15, 2008 4,055,870
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
At the annual general meeting of shareholders to be held on May 6, 2008, the directors are seeking authority from shareholders to undertake a new issue of convertible bonds in order to enable the company to primarily refinance the existing bonds on the basis that such convertible bonds, when issued, will be convertible into not more than 15,384,615 ordinary shares, i.e. the same maximum number of ordinary shares into which the existing bonds are convertible. Once the terms and conditions of the proposed issue of convertible bonds have been finalized, shareholders will be requested to consider granting a specific authority and approval to the directors authorising them to issue a maximum of 15,384,615 ordinary shares pursuant to the conversion rights which will attach to such convertible bonds. The resolution is proposed because the price at which the existing bonds will be convertible into the company’s ordinary shares, currently $65 per share, currently exceeds the market price of the company’s shares on the New York Stock Exchange and it is accordingly likely that the existing bonds will not be converted into shares but instead be cash settled. In such circumstances, the specific authority granted to the directors of the company in 2004 to allot and issue up to 15,384,615 ordinary shares of 25 cents each in the capital of the company will no longer be required and the authority will therefore lapse.
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
AngloGold Ashanti is governed by its articles of association which document is available for inspection as set out in “Item 10H.:
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
AngloGold Ashanti is currently seeking amendments to its Articles of Association relating to the retirement of directors to remove ambiguities in the provisions relating to the determination of those directors who are to retire by rotation.
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

·
·
·
·
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
Description of the ADSs
AngloGold Ashanti ordinary shares (or the right to receive AngloGold Ashanti ordinary shares) are deposited with The Bank of
New York’s custodians in South Africa: The Standard Bank of South Africa Limited, Société Générale South Africa Limited,
FirstRand Bank Limited, National Australia Bank Limited and Australia and New Zealand Banking Group Limited (each, a
“custodian”). Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to AngloGold Ashanti’s ADS holders. The Bank of New York’s Corporate Trust Office is located at 101 Barclay
Street, New York, NY 10286. The principal executive office of The Bank of New York is located at One Wall Street, New York,
NY 10286. The Bank of New York, as the depositary in respect of the ADSs, issued new ADSs following the completion of the
Business Combination with Ashanti.
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
Distributes securities on the ordinary shares that are
not distributed to holders of ADSs; or
Recapitalizes, reorganizes, mergers, liquidates, sells
all or substantially all of AngloGold Ashanti’s assets,
or takes any similar action.
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
The following matters require, and will not be effective without, the written consent of the holder of the Golden Share:
(i)    any amendment to or removal of the relevant provisions of the AngloGold Ashanti (Ghana) Limited Regulations setting out the rights and restrictions attaching to the Golden Share;
(ii)    the voluntary winding-up or voluntary liquidation of AngloGold Ashanti (Ghana) Limited;
(iii)   the redemption of or purchase by AngloGold Ashanti of the Golden Share;
(iv)   the disposal of any mining lease held by AngloGold Ashanti (Ghana) Limited or any subsidiary of AngloGold Ashanti
(Ghana) Limited;
(v)   any disposal by AngloGold Ashanti (Ghana) Limited (other than any disposal in the ordinary course of business of
AngloGold Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the AngloGold
Ashanti Group taken as a whole. For this purpose, a part of the AngloGold Ashanti Group’s assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the
AngloGold Ashanti Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the AngloGold Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).
Upon a return of assets in a winding-up or liquidation of AngloGold Ashanti (Ghana) Limited, the holder of the Golden Share is entitled to the sum of 1,000 cedis (approximately 13 US cents) in priority to any payment to other members, but the Golden
Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalization issue.
The holder of the Golden Share may require AngloGold Ashanti (Ghana) Limited to redeem the Golden Share at any time in consideration of the payment to such holder of 1,000 cedis (approximately 13 US cents).

10C. Material
contracts
AngloGold and the Government of Ghana agreed the terms of a Stability Agreement, approved by the parliament of Ghana on
February 18, 2004, (as amended) to govern certain aspects of the fiscal and regulatory framework under which AngloGold
Ashanti will operate in Ghana following the implementation of the Business Combination with Ashanti.
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
South Africa does not currently impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares, but there has been a recent announcement (as set out below) that this is about to change. In the case of a
South African withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of the voting stock of
AngloGold Ashanti and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in
South Africa, and the dividends are attributable to such permanent establishment or fixed base.
On February 21, 2007, the South African Minister of Finance, Mr Trevor Manuel, delivered his 2007 Budget Speech in which he stated that the STC currently levied at 12.5 percent will be replaced by a withholding tax on shareholders in respect of dividends distributed at a rate of 10 percent. This change is being implemented in two phases. On October 1, 2007 the STC rate reduced from 12.5 percent to 10 percent and in 2009 STC will be phased out and replaced by the 10 percent withholding tax.
The draft legislation giving effect to the first phase has been published, and AngloGold Ashanti’s marginal tax rate for its South
African mining operations is being reduced from 45 percent to 43 percent and the tax rate on its non-mining income from
38 percent to 37 percent. These changes will be effective from 2008 tax year which begins on January 1, 2008.
In the second phase, (expected to take place in 2009), the marginal tax rate for AngloGold Ashanti’s South African mining operations should reduce from 43 percent to 34 percent and the marginal tax rate for non-mining income should reduce from
37 percent to 28 percent. The amending legislation relating to the second phase proposals is due to be published in 2009. As stated above, the effect of this change will not materially affect the after tax dividend received by non-resident shareholders and South African resident individuals because STC is being replaced by a 10 percent withholding tax on dividends declared for these shareholders.
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

Passive foreign investment company considerations
A non-US corporation will be classified a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least
75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended December 31, 2007 and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences.
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
At AngloGold Ashanti, all front office (dealing), middle office (risk reporting), back office (deal confirmations) and payment
(treasury settlements) activities are segregated. All treasury transactions are captured on a third party developed treasury and risk management system that is widely used in corporate treasuries. The internal audit group conducts regular and ad-hoc reviews of the activities of treasury and the company’s treasury system.
Gold price and currency risk management activities
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold sales. AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage the price of gold and other commodities, interest rate and foreign exchange risks that arise out of the group’s core business activities. Forward purchase and sale contracts and purchased or sold call and put options are used by the group to manage its exposure to gold price and currency fluctuations.
Gold and currency hedging instruments are denominated in South African rands, US dollars, Brazilian real and Australian dollars.
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date. The group’s risk in selling call options is unlimited but mitigated by the fact that the group produce the commodity required by the option and would benefit by the same quantity as the option loss by selling production in the open market.

The mix of hedging instruments, the volume of production hedged and the tenor of the hedge book is continuously reviewed in light of changes in operational forecasts, market conditions and the group’s hedging policy. AngloGold Ashanti’s reserves and financial strength have allowed it to arrange unmargined credit lines of up to ten years with counterparts.
Forward sale contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by
AngloGold Ashanti for delivery against production in a future period. The volume of net outstanding forward sales contracts at the end of 2007 was 108,403 kg compared with 122,133 kg at the end of 2006.
SFAS133 requires that derivative instruments be accounted for as follows:
•    Commodity based (“normal purchase or normal sale exempt”) contracts that meet the requirements of SFAS138, and are designated as such, are recognized in product sales when they are settled by physical delivery. They are not recorded in the financial statements between the dates that they are entered into and settled.
•    Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet at fair value as either a derivative asset or derivative liability. For cash flow hedges the effective portion of changes in fair value of the hedging instrument are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in product sales. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. The ineffective portion of matured and existing cash flow hedges recognized in losses on non-hedge derivatives in the income statement during the year was $10 million
(2006: $nil). Of the contracts accounted for as cash flow hedges, contracts with a carrying value of $194 million, a liability at
December 31, 2007, are expected to be reclassified from other comprehensive income and recognized as a reduction in product sales during 2008.
•    All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date reported as gains or losses on derivatives in earnings in the period in which they occur.
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
The table below indicates AngloGold Ashanti’s total gold hedge position at a weighted average settlement price as at
December 31, 2007. The total net delta tonnage of the hedge on this date was 10.39 million ounces (323 tonnes) (December
31, 2006: 10.16 million ounces, 316 tonnes).
The marked-to-market value of all hedge transactions making up the hedge positions was a liability of $4,273 billion as at
December 31, 2007 (as at December 31, 2006: a liability of $2.903 billion). These values were based on a gold price of
$836.30 per ounce, exchange rates of R/$6.8104 and A$/$0.8798 and the prevailing market interest rates and volatilities at the time. Such values include normal purchase normal sale exempt contracts which as discussed above are not recorded in the financial statements between the dates that they are entered into and settled.

Year                 2008                2009               2010                 2011                2012
2013-2015              Total
DOLLAR GOLD
Forward contracts Amount (kg) 22,817 21,738 14,462 12,931 11,944 12,364 96,256
$ per oz $314 $316 $347 $397 $404 $432 $357
Forward contracts Amount (kg) 11,304 11,304
*(Long position) $ per oz $647 $647
Put options sold Amount (kg) 25,962 3,748 1,882 1,882 1,882 3,764 39,120
$ per oz $682 $530 $410 $420 $430 $445 $607
Call options Amount (kg) 9,813 9,813
purchased $ per oz $427 $427
Call options sold Amount (kg) 58,570 45,950 36,804 39,385 24,460 39,924 245,093
$ per oz $521 $498 $492 $517 $622 $604 $535
RAND GOLD
Forward contracts Amount (kg) 933 933
Rand per kg R116,335 R116,335
Call options sold Amount (kg) 2,986 2,986 2,986 8,958
Rand per kg R202,054 R216,522 R230,990 R216,522
AUD DOLLAR
GOLD
Forward contracts Amount (kg) 16,018 3,390 3,110 22,518
A$ per oz A$848 A$644 A$685 A$795
Put options sold Amount (kg) 7,465 7,465
A$ per oz A$882 A$882
Call options Amount (kg) 3,110 1,244 3,110 7,464
purchased A$ per oz A$680 A$694 A$712 A$696
Call options sold Amount (kg) 5,599 5,599
A$ per oz A$954 A$954
Delta (kg) (69,805) (70,154) (51,200) (51,137) (33,123) (47,702) (323,121)
**Total net gold:
Delta (oz)
(2,244,280)       (2,255,500)       (1,646,116)       (1,644,090)       (1,064,928)      (1,533,653)
(10,388,567)
Hedge delta as a percentage of current
production levels (%) ***
41%                41%               30%                  30%                 19%                9%                   24%
*
Indicates a long position from forward purchase contracts. The Company enters into forward purchase contacts as part of its strategy to manage and reduce the size of the hedge book.
**
The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2007.
***  Percentage based on 2007 full year production of 5,477,000 ounces.
At December 31, 2007 the company had 11.3 million committed ounces or 351t (2006: 11.6Moz or 361t).
Gold lease rate swaps
Year
2008                 2009               2010                   2011
2012
-
2015
Amount
(‘000oz)
100,000             130,000           100,000
Gold borrowing cost associated with forward
contracts
(1)
Interest rate
%
1.38                 1.58                 1.52
Amount
(‘000oz)
1,168,000            898,000            641,000             423,000
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

Year
2008
2009
2010
2011
2012
2013-2015
Total
DOLLAR SILVER
Put options purchased
Amount (kg) 43,545 43,545
$ per oz $7.66 $7.66
Put options sold Amount (kg) 43,545 43,545
$ per oz $6.19 $6.19
Call options sold Amount (kg) 43,545 43,545
$ per oz $8.64 $8.64
As at December 31, 2007 certain of the hedging positions reported in the above tables were governed by early termination options in favor of certain counterparts. No termination clauses were exercised early.
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
The following table indicates the group’s currency hedge position at December 31, 2007.
Year
2008
2009
2010
2011
2012
2013-2015
Total
RAND DOLLAR (000)
Forward contracts
Amount ($) 35,000 35,000
Rand per $ R6.94 R6.94
Put options purchased Amount ($) 120,000 120,000
Rand per $ R6.98 R6.98
Put options sold Amount ($) 120,000 120,000
Rand per $ R6.65 R6.65
Call options sold Amount ($) 135,000 135,000
Rand per $ R7.35 R7.35
AUD DOLLAR (000)
Forward contracts
Amount ($) 190,000 190,000
$ per A$ $0.84 $0.84
Put options purchased Amount ($) 140,000 140,000
$ per A $ $0.83 $0.83
Put options sold Amount ($) 140,000 140,000
$ per A $ $0.87 $0.87
Call options sold Amount ($) 140,000 140,000
$ per A$ $0.81 $0.81
BRAZILIAN REAL DOLLAR
(000)
Forward contracts
Amount ($) 31,000 31,000
BRL per $ BRL1.99 BRL1.99
Put options purchased Amount ($) 24,000 24,000
BRL per $ BRL1.87 BRL1.87
Call options sold Amount ($) 68,000 68,000
BRL per $ BRL1.92 BRL1.92
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
The counterparts are financial and banking institutions of good credit standing.
The combined maximum credit exposure at the balance sheet date amounts to $516 million on a contract by contract basis.
Credit risk exposure netted by counterpart amounts to $123 million. No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.
Interest rate and liquidity risk
Fluctuations in interest rates impact interest paid and interest received on the short-term cash investments and financing activities, giving rise to interest rate risk.
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
Number of Counterparts
Type
Credit Rating (Fitch)
1                                                           International Bank AA+
9                                                           International Bank AA
8                                                           International Bank AA-
3                                                           International Bank A+
1                                                           International Bank A
5                                                           International Bank A-
1 South African Bank AAA(zaf) (International BBB+)
2 South African Bank AA+(zaf) (International BBB+)
1 South African Bank AA(zaf) (International BBB)
1 South African Bank AA-(zaf) (International BBB)
4                                                              Brazilian Bank AAA(bra)
3                                                              Brazilian Bank AA+(bra)
2                                                              Brazilian Bank AA(bra)
1                                                              Brazilian Bank AA-(bra)
1 Trade Finance House Not rated
AngloGold Ashanti does not anticipate non-performance by any counterparts.

Fair value
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. In certain cases, these estimates involve uncertainties and cannot be determined with precision. The estimated fair values of AngloGold Ashanti’s financial instruments at December 31, 2007 and 2006, are as follows (assets (liabilities)):
December 31, 2007
December 31, 2006
Carrying amount
Fair value
Carrying amount
Fair value
(in millions)
$
$
$
$
Cash and cash equivalents
(1)
477 477 471 471
Restricted cash
(1)
37 37 11 11
Short-term debt
(2)
(319) (319) (33) (33)
Long-term debt
(2)
(1,564) (1,564) (1,472) (1,484)
Derivatives
(3) (5)
(2,563) (4,342) (1,524) (2,954)
Forward sales type agreements (572) (1,616) (499) (1,328)
Option contracts
(2,030) (2,738)
(4)
(1,056) (1,623)
(4)
Foreign exchange contracts
11 11 4 4
Foreign exchange option contracts
(6) (6) (12) (12)
Interest rate swaps – Gold 34 7 39 5
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
(3)
The fair value of the above instruments is calculated based on market prices, volatilities and interest rates, as at December 31, 2007 and 2006. Fair value includes off balance sheet normal purchase and sale exempted contracts.
(4)
Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.
(5)
Carrying amount represents derivatives on the balance sheet at each respective date.
Sensitivity analysis
The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at December 31,
2007 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):
Sensitivity analysis
Change in
Rate(+)
Change in Fair
value
(1)
Change in Rate
(-)
Change in Fair
value
(1)
Currency (R/$)
1
(34.43)
1
28.91
Currency (A$/$)
0.05
35.22
0.05
(40.83)
Currency (BRL/$)
0.10                     (3.76)                         0.10                     3.74
Gold price ($/oz)
10
(102.71)
10
102.04
US Interest Rate (%)
0.1
(10.27)
0.10
10.29
ZAR Interest Rate (%)
0.1
(0.31)
0.10
0.31
Aus Interest Rate (%)
0.1
(0.23)
0.10
0.23
Gold Interest Rate (%)
0.1
21.76
0.10
(21.88)
(1)
In $ million.

Hedge levels
AngloGold Ashanti employs hedging as an element of its risk management strategy.
A summary of the hedge position as at December 31, 2005, 2006 and 2007 is as follows. The “years of production hedged” is calculated as the hedge net delta position at year-end divided by the annual production for that year.
As at December 31,
Hedge Net Delta
kg’s
(1)
Annual Production for
Year
kg’s
(1)
Years of Production
Hedged
2005                                                                 337,076 191,783 1.76
2006                                                                 316,012 175,268 1.80
2007                                                                  323,121 170,354 1.90
(1)
Includes equity accounted joint ventures.
On May 6, 2008, AngloGold Ashanti announced its intention to reduce its hedge position. See “Item 5.: Recent
Developments”.

Item 12: Description of securities other than equity securities
Not applicable.

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.

Item 14: Material modifications to the rights of security holders and use of proceeds
None.

Item 15: Controls and procedures
Management certification
(a) Disclosure Controls and Procedures: As of December 31, 2007, the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on such evaluation, the Chief Executive
Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.
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
The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of
December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, and using those criteria, management concluded, and hereby reports that the company’s internal control over financial reporting was effective as of December 31, 2007.
(c)  Changes in Internal Control over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a – 15 during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.
(d)   Attestation Report of the Registered Public Accounting Firm: Our independent registered public accounting firm, Ernst &
Young, has issued an audit report on the effectiveness of our internal control over financial reporting. This report appears below.
/s/ M Cutifani /s/ S Venkatakrishnan
Mark
Cutifani                                                                         Srinivasan Venkatakrishnan
Chief Executive Officer
Chief Financial Officer

Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of AngloGold Ashanti Limited
We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (the COSO criteria). AngloGold Ashanti Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),
the 2007 consolidated financial statements of AngloGold Ashanti Limited and our report dated May 16, 2008 expressed an unqualified opinion thereon.
Ernst & Young Inc.
Johannesburg
Republic of South Africa
May 16, 2008

ITEM 16A: Audit committee financial expert
Prof Wiseman Nkuhlu, Chairman of the audit committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.
Prof
WL Nkuhlu as well as each of the other members of the Audit and Corporate Governance Committee
(being Mr FB Arisman, Mrs Bradley, Mr RP Edey and Mr JH Mensah) are independent directors. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.
ITEM 16B: Code of ethics
In order to comply with the company’s obligations in terms of the Sarbanes-Oxley Act and the King Code, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of ethics for employees, a code of ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature that affect the company’s interests. Senior management oversee compliance with the ethical code by means of several mechanisms including assessing the integrity of new appointees in the selection and promotion process, adherence to the policy on the delegation of authority, induction of directors and employees on the company’s values, policies and procedures and compliance with a strict disciplinary code of conduct. All reports made in terms of the whistle-blowing policy are fielded by a third party, Tip-Offs Anonymous, which ensures all reports are treated confidentially or anonymously depending on the preference of the caller. The information is relayed to management and to internal audit for investigation. All reports and the progress of the investigations are conveyed to the audit and corporate governance committee by the group internal audit manager on a quarterly basis.
In addition, the company has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders, including investors (and potential investors), regulators and analysts.
Each code of ethics, whistle blowing and disclosure policy is available on the company’s website:
www.AngloGoldAshanti.com
under About > Corporate Governance > Guidelines. Each code of ethics and disclosure policy is also available on request from the company secretary.
ITEM 16C: Principal accountant fees and services
Ernst & Young has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-
year period ended December 31, 2007 for which audited financial statements appear in this annual report on Form 20-F.
The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to
AngloGold Ashanti in 2007 and 2006.
(in millions)
2007
$
2006
$
Audit Fees
(1)
7.73                                     9.29
Audit-related Fees
(2)
0.80                                     0.88
Tax Fees
(3)
0.05                                     0.06
All Other Fees
-                                          -
Total
8.58                                   10.23
Rounding may result in computational differences.
(1)  The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC.
Included in the Audit fees, for 2007 and 2006, are fees paid to the external auditors in respect of SOX compliance.
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
The audit committee has delegated the approval authority to the chairman of the Audit and Corporate Governance Committee,
Prof Wiseman Nkuhlu or his designated official. The approval may take the form of a written or verbal response, and in the case of a verbal instruction these would be ratified at the next audit committee meeting. On a quarterly basis a summary of all approvals and work to date is tabled at the audit committee.
During 2007, no services were provided to AngloGold Ashanti by Ernst & Young in respect of Audit-related Fees (in the form of tax fees) paid pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule
2-01 of Regulation S-X.
No work was performed by persons other than the principal accountant’s employees on the principal accountant’s engagement to audit AngloGold Ashanti’s financial statements for 2007.
ITEM 16D: Exemptions from the listing standards for audit
committees
Not applicable.
ITEM 16E: Purchases of equity securities by the issuer and
affiliated purchasers
Neither the issuer nor any affiliate of the issuer, purchased any of the company’s shares during 2007.

PART III
Item 17: Financial statements
Not applicable.
217
Item 18: Financial statements
Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of AngloGold Ashanti Limited
We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the “Company”) as of
December 31, 2007 and 2006 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the
Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
The financial statements of Société d'Exploitation des Mines d'Or de Sadiola S.A. (“Sadiola”), a corporation in which the
Company has a 38 percent interest, have been audited by other auditors for the years ended December 31, 2006 and 2005 and for the periods then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Sadiola, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Sadiola is stated at $66 million and $67 million, respectively, at December 31, 2006 and 2005, and the Company’s equity in net income is stated at $33 million and $8 million for each of the two years in the period ended December 31, 2006.
The financial statements of Société d'Exploitation des Mines d'Or de Yatela S.A. (“Yatela”), a corporation in which the
Company has a 40 percent interest, have been audited by other auditors for the year ended December 31, 2006 and for the period then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Yatela, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Yatela is stated at $26 million at December 31, 2006, and the Company’s equity in net income is stated at $34 million for the year then ended.
The financial statements of Société des Mines de Morila S.A. (“Morila”), a corporation in which the Company has a
40 percent interest, have been audited by other auditors at December 31, 2005 and for the period then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Morila, prior to restatement, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Morila is stated at $89 million at December 31, 2005 and the Company’s equity in net income is stated at $53 million for the year then ended.
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
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2007 and
2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended
December 31, 2007 in conformity with U.S generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),
the effectiveness of AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission and our report dated May 16, 2008 expressed an unqualified opinion thereon.
As discussed in note 2 to the consolidated financial statements, in 2007 the Company adopted Financial Accounting
Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and accordingly has evaluated all tax positions and has made sufficient provision and disclosure.

As discussed in Note 2 to the consolidated financial statements, in 2006, the Company changed its method of accounting for stock-based compensation in accordance with SFAS123(R) Share-Based Payment, its method of accounting for deferred stripping costs in accordance with EITF Issue 04-6 Accounting for Stripping Costs Incurred during Production in the Mining
Industry, and its method of considering the effects of prior year misstatements in accordance with SAB 108 Considering the
Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.
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
Ernst & Young Inc.
Registered Auditor
Johannesburg, Republic of South Africa
May 16, 2008

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of income
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005
(In millions, except share and per share information)
Notes
2007
$
2006
$
2005
$
Sales and other income
3,095 2,715 2,485
Product sales 3,048 2,683 2,453
Interest, dividends and other 47 32 32
Costs and expenses
3,806 2,811 2,848
Production costs 1,917 1,539 1,642
Exploration costs 117 58 44
Related party transactions 6 (16) (6) 37
General and administrative 130 140 71
Royalties 70 59 39
Market development costs 16 16 13
Depreciation, depletion and amortization 655 699 593
Impairment of assets 5 1 6 141
Interest expense 5 75 77 80
Accretion expense 5 20 13 5
Employment severance costs 5 19 22 26
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other 5 10 (36) (3)
Mining contractor termination costs 5 - - 9
Non-hedge derivative loss 26 808 208 142
Other operating items 5 (16) 16 9
Loss from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change
(711) (96) (363)
Taxation (expense)/benefit 7 (118) (122) 121
Minority interest (28) (29) (23)
Equity income in affiliates 41 99 39
Loss from continuing operations before cumulative effect of accounting change
(816) (148) (226)
Discontinued operations 8 2 6 (44)
Loss before cumulative effect of accounting change
(814) (142) (270)
Cumulative effect of accounting change, net of taxation of $11 million in 2005 2/5 - - (22)
Net loss – applicable to common stakeholders
(814) (142) (292)
(Loss)/earnings per share : (cents)
From continuing operations 9
Ordinary shares (293) (54) (85)
E Ordinary shares (146) (91) -
Ordinary shares - diluted (293) (54) (85)
E Ordinary shares - diluted (146) (91) -
Discontinued operations 9
Ordinary shares 1 2 (17)
E Ordinary shares - - -
Ordinary shares - diluted 1 2 (17)
E Ordinary shares - diluted - - -
Before cumulative effect of accounting change 9
Ordinary shares (292) (52) (102)
E Ordinary shares (146) (91) -
Ordinary shares - diluted (292) (52) (102)
E Ordinary shares - diluted (146) (91) -
Cumulative effect of accounting change 9
Ordinary shares - - (8)
E Ordinary shares - - -
Ordinary shares - diluted - - (8)
E Ordinary shares - diluted - - -
Net loss 9
Ordinary shares (292) (52) (110)
E Ordinary shares (146) (91) -
Ordinary shares - diluted (292) (52) (110)
E Ordinary shares - diluted (146) (91) -
Weighted average number of shares used in computation
9
Ordinary shares 277,337,292 272,613,263 264,635,634
E Ordinary shares - basic and diluted 4,117,815 194,954 -
Ordinary shares - diluted 277,337,292 272,613,263 264,635,634
Dividend paid per ordinary share (cents)
44 39 56
Dividend paid per E ordinary share (cents)
22 - -
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated balance sheets
AT DECEMBER 31, 2007 and 2006
(In millions, except share information)
Notes
2007
$
2006
$
ASSETS
Current Assets
2,113 1,876
Cash and cash equivalents 477 471
Restricted cash 10 37 11
Receivables 205 160
Trade 35 40
Recoverable taxes, rebates, levies and duties 77 59
Related parties
6 1
Other 87 60
Inventories 11 523 354
Materials on the leach pad 11 49 46
Derivatives 26 516 649
Deferred taxation assets 7 275 167
Assets held for sale 16 31 18
Property, plant and equipment, net
12 5,527 4,977
Acquired properties, net
13 1,280 1,289
Goodwill
14 569 542
Other intangibles, net
14 22 24
Derivatives
26 - 6
Other long-term inventory
11 84 68
Materials on the leach pad
11 190 149
Other long-term assets
15 559 543
Deferred taxation assets
7 37 39
Total assets
10,381 9,513
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
3,795 2,467
Trade accounts payable 396 278
Payroll and related benefits 106 94
Other current liabilities 17 132 126
Derivatives 26 2,782 1,782
Short-term debt 18 319 33
Tax payable 59 148
Liabilities held for sale 16 1 6
Other non-current liabilities
19 146 24
Long-term debt
20 1,564 1,472
Derivatives
26 297 397
Deferred taxation liabilities
7 1,345 1,275
Provision for environmental rehabilitation
5 / 21 394 310
Other accrued liabilities
22 45 27
Provision for pension and other post-retirement medical benefits
23 180 172
Minority interest
63 61
Commitments and contingencies
24 - -
Stockholders’ equity
25 2,552 3,308
Common stock
400,000,000 (2006 – 400,000,000) authorized common stock of 25 ZAR cents each
Stock issued 2007 – 277,457,471 (2006 – 276,236,153) 10 10
Additional paid in capital 5,607 5,539
Accumulated deficit (2,440) (1,476)
Accumulated other comprehensive income (625) (765)
Total liabilities and stockholders’ equity
10,381 9,513
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of cash flows
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005
(In millions, except share information)
Notes
2007
$
2006
$
2005
$
Net cash provided by operating activities
561 770 347
Net loss – applicable to common stockholders (814) (142) (292)
Reconciled to net cash provided by operations:
Cumulative effect of accounting change - - 22
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other
14 6 (3)
Depreciation, depletion and amortization 655 699 593
Deferred stripping costs - - (28)
Impairment of assets 1 6 141
Deferred taxation
(73) (34) (191)
Movement in non-hedge derivatives 802 339 54
Equity income in affiliates (41) (99) (39)
Dividends received from affiliates 65 85 51
Other non cash items
34 5 31
Net increase/(decrease) in provision for environmental
rehabilitation and pension and other post-retirement medical benefits
90 (62) 52
Effect of changes in operating working capital items:
Receivables (77) 11 8
Inventories (240) (165) (58)
Accounts payable and other current liabilities 147 122 37
Net cash provided by continuing operations
563 771 378
Net cash used in discontinued operations
(2) (1) (31)
Net cash used in investing activities
(1,031) (611) (624)
Acquisition of assets (40) - -
Increase in non-current investments (27) (20) (27)
Additions to property, plant and equipment (1,015) (811) (710)
Proceeds on sale of mining assets 29 57 8
Proceeds on sale of discontinued assets 1 9 4
Proceeds on sale of available for sale investments
25 11 1
Dividends from available for sale investments
2 - -
Cash outflows from derivatives purchased
- - (69)
Cash inflows from derivatives puchased 19 141 153
Loans receivable advanced
(1) (1) (7)
Loans receivable repaid
1 6 6
Change in restricted cash
(25) (3) 17
Net cash generated by financing activities
462 119 200
Short-term debt repaid
(520) (134) (284)
Short-term debt raised
318 16 137
Issuance of stock
34 512 9
Share issue expenses
- (5) -
Long-term debt repaid - (418) (19)
Long-term debt raised 525 142 471
Cash inflows from derivatives with financing 249 138 55
Dividends paid (144) (132) (169)
Net (decrease)/increase in cash and cash equivalents
(8) 278 (77)
Effect of exchange rate changes on cash
14 (3) (3)
Cash and cash equivalents – January 1,
471 196 276
Cash and cash equivalents – December 31,
477 471 196
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of stockholders’ equity
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005
(In millions, except share information)
Common stock
Common
stock
$
Additional paid
in capital
$
Accumulated other
comprehensive income*
$
Accumulated
deficit
$
Total
$
Balance – January 1, 2005
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
Stock based compensation expense 60 60
Dividends (107) (107)
Balance – December 31, 2006
275,307,563 10 5,539 (765) (1,476) 3,308

Cumulative FIN 48 adjustment. Refer to Note 2. (25) (25)
Net loss (814) (814)
Translation gain 93 93
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax 200 200
Net loss on cash flow hedges, net of tax (166) (166)
Hedge ineffectiveness on cash flow hedges, net of tax 10 10
Net gain on available for sale financial assets arising during the period, net of tax 3 3
Comprehensive loss (699)
Stock issues as part of Share Incentive Scheme 1,181,882 - 37 37
Stock issues in exchange for E Ordinary shares cancelled 8,026 - 2 2
Stock issues transferred from Employee Share Ownership Plan to exiting employees 46,590 - 2 2
Stock based compensation expense 27 27
Dividends (125) (125)
Balance – December 31, 2007
276,544,061 10 5,607 (625) (2,440) 2,552
* The cumulative translation loss included in accumulated other comprehensive income amounted to $488 million (2006: $581 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of
$96 million (2006: $96 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $216 million (2006: $260 million). The cumulative gain, net of deferred taxation of $2 million
(2006: $1 million), included in accumulated other comprehensive income in respect of available for sale financial assets amounted to $15 million (2006: $12 million). The cumulative gain included in accumulated other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2006: $64 million). This gain is offset by $64 million (2006: $64 million) arising from translation of a net investment in foreign entities.
As at December 31, 2007 and 2006, $402 million and $286 million, respectively, of retained earnings arising from the Company’s equity accounted joint ventures and certain subsidiaries may not be remitted without third-
party shareholder consent.
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005
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
2.
ACCOUNTING CHANGES
Uncertain taxes
The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for
Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007.
As at January 1, 2007, the Company had $84 million of total gross unrecognized tax benefits and the Company recorded an opening adjustment of $25 million against opening retained income as a result of adopting FIN 48 on
January 1, 2007.
The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes in terms of the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings. In connection with such reviews disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company's business conducted within the country involved. Refer to Note 7.
Stock Based Compensation
At December 31, 2007, the Company has five stock-based employee compensation plans consisting of time-based awards, performance related awards and equity settled compensation plans, which are described in Note 30 the
“AngloGold Limited Share Incentive Scheme and Plans”. Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for
Stock Issued to Employees, and Related Interpretations”, as permitted by SFAS123, “Accounting for Stock-Based
Compensation”.
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
$
2005
$
Movements in the deferred stripping costs balance were as follows:
Opening balance
105
69
Cumulative effect adjustment
(105)
-
Net amount deferred
-
28
Translation
-
8
Closing balance
-
105
Production costs for the year ended December 31, 2005 as disclosed in the consolidated statements of income, would have increased by $28 million if stripping costs were expensed rather than capitalized in this period.
Total stripping costs (net of amortization) included in production costs in the consolidated statements of income for the period ended December 31, 2005 amounted to $203 million.
Total stripping costs included in production costs in the consolidated statements of income for the year ended
December 31, 2007 and 2006 amounts to $284 million and $227 million, respectively.
Cut-off adjustments
In prior years certain subsidiaries within the Company have consistently determined the year end close process in respect of certain operating costs at dates immediately preceding the Christmas vacation period. Historically, management concluded that any resulting adjustment was immaterial to operating results as all entities had twelve reporting periods and used the same cut-off dates from year to year.
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
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS
2007 acquisitions
The Company made the following acquisitions during the year:
In June 2007, the Company acquired certain assets from Trans-Siberian Gold plc (TSG) as further discussed in this note under 2006 acquisitions “Strategic alliance in Russia with Polymetal and assets acquired from Trans-Siberian
Gold plc”.
•
Acquisition of minority interests in Ghana
AngloGold Ashanti completed the acquisition of the minority interests in the Iduapriem and Teberebie mine previously held by the Government of Ghana (5 percent) and the International Finance Corporation (10 percent) effective
September 1, 2007 for a total cash consideration of $25 million. The Iduapriem and Teberebie mine is now wholly-
owned by the Company. The Company is in the process of finalizing the purchase price allocation of fixed assets. The final purchase price allocation is not expected to vary significantly from the preliminary allocation.
2007 disposals
The Company’s disposals during the year included:
•
Sale of Ergo surface reclamation operation
On June 8, 2007, AngloGold Ashanti announced that it had sold, subject to certain conditions, most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in
March 2005, to a consortium of Mintails South Africa (Pty) Limited/DRD South African Operations (Pty) Limited Joint
Venture. The site is currently being rehabilitated by AngloGold Ashanti. The assets and associated liabilities were sold for R42.8 million (approximately $6 million). The joint venture will operate, for its own account, under the AngloGold
Ashanti authorizations until new order mining rights have been obtained and transferred to the joint venture. Refer to
Note 8 – Discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
•
Sale of Mwana Africa plc shares
During July 2007, AngloGold Ashanti disposed of its investment of 600,000 shares previously held in Mwana Africa plc for $0.8 million. The shares were acquired pursuant to the sale of AngloGold Ashanti’s entire interest in Ashanti
Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited during 2004.
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
•
Agreement with International Tower Hill Mines Limited
On June 30, 2006, AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold Ashanti), International Tower Hill Mines
Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and
Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaska mineral exploration properties and associated databases in return for 5,997,295 common shares of ITH stock, representing an approximate 19.99 percent interest in ITH (December 31, 2007: 15.12 percent). The sales transaction closed on
August 4, 2006. AngloGold Ashanti also granted to ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project (total of $6 million)
within four years of the grant date of the options. As part of the two option agreements, AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.
•
Strategic alliance in Russia with Polymetal and assets acquired from Trans-Siberian Gold plc
On September 21, 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation. At the same time, AngloGold Ashanti announced that it had submitted an offer to the board of Trans-Siberian Gold plc (TSG) to acquire all of TSG’s interest in its Krasnoyarsk based subsidiaries, OOO GRK Amikan (Amikan) and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania (AS
APK) for a total consideration of $40 million. In June 2007, the Company concluded the purchase of TSG’s interests in
Amikan (which holds the Veduga deposit, related exploration and mining licenses) and AS APK (which holds the
Bogunay deposit, related exploration and mining licenses). These companies acquired from TSG by AngloGold
Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the strategic alliance. Of the assets acquired from TSG, assets of $15 million were subsequently classified as held for sale during 2007. Refer to Note 16 – Assets and liabilities held for sale.
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
2006 disposals
The Company’s disposals during the year included:
•
Sale of Western Tanami project
During the period October 10 through October 18, 2005, AngloGold Ashanti Australia reduced it shareholding in
Tanami Gold to 5 percent, through the sale of 8 million fully paid ordinary shares for a cash consideration of
A$1.3 million ($1.0 million) and in February 2006, disposed of the entire investment in Tanami Gold with the sale of
19 million shares for a cash consideration of A$3.9 million ($3.0 million).

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
2005 acquisitions
The company’s acquisitions during the year included:
•
AngloGold Ashanti acquires stake in Trans-Siberian Gold plc
On May 31, 2005 AngloGold Ashanti acquired an additional 12.4 percent interest (6,131,585 ordinary shares) in
Trans-Siberian Gold plc (TSG) for an aggregate consideration of £8 million ($15 million) as a second subscription in a transaction involving two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. The Company’s aggregate shareholding in TSG at December 31, 2007 was 12,263,170 ordinary shares (29.8 percent interest held, after the dilution of shareholding resulting from an increase in issued share capital).
•
Agreement with Red 5 Limited
On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of
A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent from a 12.3 percent stake originally acquired in the expanded issued capital of Red 5 Limited during 2004. On September 18, 2006, AngloGold Ashanti elected to exercise a second Joint Venture option with Red 5 Limited – the Outer Siena Joint Venture, located to the south-east of Boyongan - in terms of which the Company will spend a minimum of A$1.5 million ($1.2 million) in the first year with no interest. The Company may earn between 52 percent and 58.5 percent interest in two tenements through an additional expenditure of A$4 million ($3 million), with a right to increase its holding by 8 percent to 9 percent through an additional spend of A$5 million ($4 million). As at December 31, 2007, AngloGold Ashanti held a 10.2 percent interest in Red 5 Limited.
2005 disposals
The Company’s disposals during the year included:
•
Conditional sale of Weltevreden mine in exchange for Aflease shares
On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from
AngloGold Ashanti, its Weltevreden mine. On December 19, 2005, Aflease was acquired by sxr Uranium One
Incorporated (formerly Southern Cross Incorporated) (sxr Uranium One). The conditions precedent to the agreement with sxr Uranium One were not fulfilled by the expiry date of December 31, 2007 and a new agreement is being negotiated with Aflease Gold Limited. The Company has separately classified assets and liabilities for Weltevreden presented in the consolidated balance sheet, as held for sale. Refer to Note 16 – Assets and liabilities held for sale.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
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
The following are the accounting policies used by the Company which have been consistently applied except for the adoption of FIN 48, “Accounting for Uncertainty in Income Taxes” on January 1, 2007, the adoption of SFAS123(R),
“Share-Based Payment” on January 1, 2006 and the adoption of EITF Issue 04-6, “Accounting for Stripping Costs in
the Mining Industry” on January 1, 2006.
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
All significant intercompany transactions and accounts are eliminated in consolidation.
4.2    Investments in equity investees (associates and incorporated joint ventures)
An associate is an entity other than a subsidiary in which the Company has a material long-term interest and in respect of which the Company has the ability to exercise significant influence over operational and financial policies, normally owning between 20 percent and 50 percent of the voting equity.
A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the
Company and one or more external joint venture partners under a contractual arrangement that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control.

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
Company.
Profits realized in connection with transactions between the Company and associated companies are eliminated in proportion to share ownership.
4.3    Foreign currency translation
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).
Transactions and balances
Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions.
Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Non-monetary items are translated at historic rates. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate, except where hedge accounting is applied. These transactions are included in the determination of other income.
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
When a foreign operation is sold, cumulative exchange differences are recognized in the income statement as part of the gain or loss on sale.
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
4.6    Non-marketable debt securities
Investments in non-marketable debt securities for which the Company does not control or exercise significant influence are classified as held to maturity are subsequently measured at amortized cost. If there is evidence that held to maturity financial assets are impaired the carrying amount of the assets is reduced and the loss recognized in the income statement.
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
4.8    Inventories
Inventories, including gold in process, gold on hand (doré/bullion), uranium oxide, sulphuric acid, ore stockpiles and supplies, are stated at the lower of cost or market value. Gold in process is valued at the average total production cost at the relevant stage of production as described below. The cost of gold, uranium oxide and sulphuric acid is determined principally by the weighted average cost method using related production costs.
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
Costs capitalized to inventory include amortization of property, plant and equipment and capitalized mining costs, direct and indirect materials, direct labor, shaft overhead expenses, repairs and maintenance, utilities, metallurgy costs, attributable production taxes and royalties, and directly attributable mine costs. Gold on hand (doré/bullion)
includes all gold in process and refining costs. Ore is recorded in inventory when blasted underground, or when placed on surface stockpiles in the case of open-pit operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.8    Inventories (continued)
The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at December 31, 2007, $49 million was classified as short term compared with $46 million as at
December 31, 2006 as the Company expects the related gold to be recovered within twelve months. The short term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. Based on data gathered and analyzed from heap leach pad drilling results, and other studies and analysis completed, short-term heap leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short term portion of materials on the leach pad as at December 31, 2007.  As at December
31, 2007, $190 million was classified as long term compared with $149 million as at December 31, 2006.
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
Prior to January 1, 2006, capitalized stripping costs were included in the calculations of the impairment tests performed in accordance with the provisions of SFAS144, “Accounting for the Impairment or Disposal of Long-
Lived Assets”. The practice of deferring stripping costs, had the effect of amortizing the cost of waste ore removal over the expected life of mine rather than reflecting actual waste ore removal cost incurred in each period presented. Deferred stripping costs deferred and amortized were included in production costs in the consolidated statements of income for the year ended December 31, 2005.
On January 1, 2006, the Company adopted EITF Issue 04-6, “Accounting for Stripping Costs in the Mining
Industry”. In accordance with the guidance of Issue No. 04-6, post production stripping costs are considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory.
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
Capitalized mine development costs include expenditure incurred to develop new orebodies, to define further mineralization in existing orebodies and to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred.
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
·   vehicles up to five years; and
·   computer equipment up to three years.
Acquired properties
Acquired properties are carried at amortized cost. Purchased undeveloped mineral interests are acquired mineral rights and, in accordance with FSP141/142-1, are recorded as tangible assets as part of acquired properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. “Brownfield” stage mineral interests represent interests in properties that are believed to potentially contain other mineralized material, such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves, that is in proximity to proven and probable mineral reserves and within an immediate mine structure. “Greenfield” stage mineral interests represent interests in properties that are other mine-related or greenfields exploration potential that are not part of measured or indicated resources and are comprised mainly of material outside of a mine’s infrastructure. The Company’s mineral rights are enforceable regardless of whether proven and probable mineral reserves have been established. The Company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.
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
4.11  Other mining costs
Other mining costs including repair and maintenance costs incurred in connection with major maintenance activities are charged to operations as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.12  Goodwill
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
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
4.17  Taxation
Current and deferred taxation is recognized as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period directly in equity; or a business combination that is an acquisition. See Note 4.22.
Current taxation is measured on taxable income at the applicable enacted statutory rate.
The Company’s operation involves dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.
4.18  Asset retirement obligations and rehabilitation costs
The Company accounts for asset retirement obligations in accordance with Statement of Financial Accounting
Standards No. 143, “Accounting for Asset Retirement Obligations (AROs)” (“SFAS143”).
AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The asset is amortized over its estimated useful life. In accordance with the provisions of SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element
(accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation arises from activities that are operational of nature and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different from the liability recorded.
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
estimates in determining the unit basis

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.19  Product sales
Revenue from product sales is recognized when:
·   persuasive evidence of an arrangement exists;
·   delivery has occurred or services have been rendered;
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
SFAS133 requires all contracts which meet the definition of a derivative, to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use and designation of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold Ashanti’s production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, changes in fair value of the hedging instruments, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales when the hedged transaction occurs. The ineffective portion of changes in fair value is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.
All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in
SFAS133, are recorded at their fair market value, with changes in value at each reporting period recorded in earnings as gains or losses on non-hedge derivatives.
Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Contracts that contain
‘off-market’ terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified within the financing activities section of the consolidated cash flow statement. Contracts that contain
‘off-market’ terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated statement of cash flows.
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
The asset/liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
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
4.24  Earnings per share
Earnings and diluted earnings per share have been calculated, for each class of common stock outstanding, in accordance with SFAS128, “Earnings per Share”, using the two class method. Under the provisions of
SFAS128, basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of Ordinary shares and, if dilutive, potential common shares outstanding during the period. The computation of the diluted income (loss) per share of Ordinary shares assumes the conversion of E Ordinary shares.
The rights, including the liquidation, voting and dividend rights, of holders of Ordinary shares and E Ordinary shares are identical. As a result, and in accordance with EITF 03-6, “Participating Securities and the Two-Class
Method under FASB Statement No. 128”, the undistributed earnings for each year are allocated based on the contractual participation rights of the Ordinary and E Ordinary shares as if the earnings for the year had been distributed. As only 50 percent of dividends are paid to E ordinary share holders in cash (the remaining
50 percent reduces the exercise price of the E ordinary shares), the undistributed earnings are allocated between
E ordinary shares and ordinary shares based on this proportionate basis. Further, as the Company assumes the conversion of E Ordinary shares in the computation of the diluted net income (loss) per share of Ordinary shares, the undistributed earnings are equal to net income (loss) for the computation.
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
·   Costs on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
·   Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalized as a mine development cost.
·   Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, are capitalized as mine development costs.
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
The Company understands that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had
AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:
2007                2006                 2005
Net income ($ millions) 1 12 13
Earnings per share
(1)
(cents)                                                                                   - 5 5
Retained income – January 1 ($ millions) 59 47 34
Retained income – December 31 ($ millions) 60 59 47
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
On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS123(R), “Share-Based
Payment”, using the modified prospective transition method. See Note 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.27  Recent pronouncements
On September 15, 2006 the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value
Measurements” (“SFAS157”).
SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. On February 12, 2008, the FASB issued FASB Staff Position No. FAS157-2, “Effective date of FASB Statement No. 157” (“the FSP”). The FSP provides a one year deferral until January 1, 2009 for the implementation of SFAS157 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).
The Company does not expect the adoption of SFAS157 to have a material impact on the Company’s financial statements.
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
The Company adopted the provisions of SFAS158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year end, which is effective in fiscal years ending after
December 15, 2008. The Company is currently considering processes to meet these measurement requirements of SFAS158.
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
SFAS159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The
Company will apply the provisions of SFAS159 from January 1, 2008. The Company does not expect the adoption of SFAS159 to have a material impact on the Company’s financial statements.
In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations” (“SFAS141(R)”).
SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after
December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration. The Company is currently evaluating the potential impact of adopting SFAS141(R) on the Company’s financial statements.
In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated
Financial Statements” (“SFAS160”).
SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the potential impact of adopting SFAS160 on the Company’s financial statements.
In March 2008, the FASB issued FASB statement No. 161, “Disclosures about Derivative Instruments and
Hedging Activities – an amendment of FASB statement No. 133” (“SFAS161”).
SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. The Company does not expect the adoption of SFAS161 to have a material impact on the
Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.27  Recent pronouncements (continued)
In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting
Principles” (“SFAS162”).
SFAS162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with
U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS162 is effective
60 days following the United States Securities and Exchange Commission (SEC's) approval of the Public
Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect the adoption of
SFAS162 to have a material impact on the Company’s financial statements.
5.
COSTS AND EXPENSES
Employment Severance Costs
Total employee severance costs amounted to $19 million for 2007 (2006: $22 million, 2005: $26 million) and were due to retrenchments reflecting mainly downsizing and rationalization of operations in the South Africa and Ghana regions.
Employee severance costs recorded in 2007, 2006 and 2005 included retrenchment costs of $5 million, $7 million and
$26 million, respectively, in the South African region (at Great Noligwa, Kopanang, Tau Lekoa, Mponeng, TauTona
and Savuka) and $14 million, $15 million and $nil million, respectively, in Ghana (at Obuasi) due to a planned reduction in workforce.
Interest Expense
2007
$
2006
$
2005
$
Finance costs on bank loans and overdrafts
18
20
21
Finance costs on corporate bond
(1)
31
32
34
Finance costs on convertible bond
(2)
26
26
27
Capital lease charges
3
2
2
Discounting of non-current trade and other debtors
6
4
-
Other
1
3
12
85
87
96
Less : Amounts capitalized
(3)
(10)
(10)
(16)
75
77
80
(1)
On August 21, 2003 AngloGold issued an unsecured bond in the aggregate principal amount of R2 billion ($300 million). Refer to
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
2007
$
2006
$
2005
$
Ghana
(1)
Impairment of Bibiani mine following an assessment and reduction in life of mine based on fair value
-
-
37
Impairment of goodwill held in Bibiani
-
-
4
Impairment of tax rate concession agreements
-
-
20
South Africa
(2)
Impairment of Goedgenoeg drilling and 1650 level decline drilling based on fair value
-
-
2
Impairment of East of Bank Dyke at TauTona access development based on fair value
-
-
4
Impairment of Western Ultra Deep Levels based on fair value
-
-
74
Other
Impairment and write-off of various minor tangible assets and equipment
1
6
-
1
6
141
(1)
Based on a pre-tax discount rate of 6.5 percent in Ghana (at Bibiani) the estimated fair value amount did not support the carrying values and as a result, an impairment loss of $37 million on mining assets and $4 million on assigned goodwill was recorded during 2005.
(2)
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
·   the forward gold price curve for the first 10 years, where a forward gold market and quoted prices exist (starting point based on a 30-day average during the fourth-quarter of 2007 - $749 per ounce; (2006 - $630 per ounce).
Thereafter, the estimated future gold price has been increased by 2.25 percent (2006: 2.25 percent) per annum over the remaining life of the mines. These prices have been adjusted for the effects of including the normal sale forward contracts to arrive at an average received price across all of the reporting units. Prior to 2006, the normal sale forward contracts were allocated to each reporting unit, based on the then prevailing contractual relationship with hedge counterparts. Following the removal of certain hedge counterpart restrictions and the granting of group level guarantees during 2006, the Company has applied an average received gold price across all reporting units. The use of this approach has had a consequential impact on the fair value of the reporting units.
·   Proven and Probable Ore Reserves as well as value beyond proven and probable reserves estimates. For these purposes Proven and Probable Ore Reserves of approximately 72.2 million ounces (including joint ventures) as at
December 31, 2007 were determined assuming a three year historical average gold price of $582 per ounce,
A$746 per ounce in Australia and R125,743 per kilogram in South Africa;
·   a real pre-tax discount rate adjusted for country risk and project risk for cash flows relating to mines not yet in commercial production and deep level mining projects based on the discount rate applicable to the long-term dollar market rates;
·   foreign currency cash flows are translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
·   cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines; and
·   variable operating cash flows are increased at local Consumer Price Index (CPI) rates.
The real pre-tax discount rates applied in the 2007 impairment calculations on reporting units with significant assigned goodwill are as follows:
Percentage
Australia
Sunrise Dam
11.0
Boddington 8.3
Tanzania
Geita
10.5
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
Should management’s estimate of the future not reflect actual events, further impairments may be identified. The factors affecting the estimates include:
·    changes in Proven and Probable Ore Reserves as well as value beyond proven and probable reserves;
      the grade of Ore Reserves as well as value beyond proven and probable reserves may vary significantly from time to time;
·    differences between actual commodity prices and commodity price assumptions;
·    unforeseen operational issues at mine sites; and
·    changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.
Based on analysis, the carrying value and estimated fair values (on a discounted basis) of reporting units that are most sensitive to a 5 percent movement in gold price, ounces, costs and discount rate assumptions are:
Carrying amount
(including goodwill)
$
Estimated fair value
(discounted)
$
2007
Australia
Sunrise Dam
603                                   648
Ghana
Obuasi
1,713                                1,769
2006
South Africa
Tau Lekoa
124                                   126
Ghana
Obuasi
1,305                                1,580
Should any of the assumptions used change adversely and the impact is not mitigated by a change in other factors, this could result in an impairment of the above assets.
It is impracticable to disclose the extent of the possible effects of changes in the assumptions for the future gold price and hence life of mine plans at December 31, 2007 because these assumptions and others used in impairment testing of long-lived assets and goodwill are inextricably linked. In addition, for those operations with a functional currency other than the dollar, movements in the dollar exchange rate will also be a critical factor in determining the life of mine and production plans.
Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and long-lived assets could require a material adjustment to the carrying amounts disclosed at December 31, 2007.
Asset Retirement Obligations
Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.
(in US Dollars,
millions)
The following is a reconciliation of the total liabilities for asset retirement obligations:
Balance as at December 31, 2006 310
Additions to liabilities 66
Liabilities settled (17)
Accretion expense 20
Change in assumptions 5
(1)
Translation 10
Balance as at December 31, 2007 394
(1)
Revisions relate to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These liabilities are anticipated to unwind beyond the end of the life of mine.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
These liabilities mainly relate to obligations at the Company’s active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.
Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the
Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company’s consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company’s consolidated balance sheets for all periods presented. As at
December 31, 2007 and 2006 the balances held in the trust and bond (cash and investments) amounted to $80 million and $91 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at December 31, 2007.
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
2007
$
2006
$
2005
$
Comprising of:
Minimum rentals
51 40 44
(1)
Included in production costs for each period presented.
Future minimum rental payments are:
2008
11
2009 1
2010 1
Thereafter -
13
Loss/(profit) on Sale of Assets, Realization of Loans, Indirect Taxes and Other
2007
$
2006
$
2005
$
Profit on the sale of Mitchell Plateau and Cape Bougainville
-
-
(1)
Profit on disposal and abandonment of land, mineral rights and exploration properties
(1)
(10)
(48)
(2)
Recovery of loans previously written off
(2)
-
(14)
-
Non-recoverable value added state tax
(3)
5
9
-
Reassessment of indirect taxes and royalties payable in Guinea
11
(3)
-
Reassessment of indirect taxes payable in Tanzania
7
20
-
Recovery of exploration costs previously expensed in South Africa and South America (Peru)
(6)
-
-
Buildings destroyed by fire in Guinea
3
-
-
10
(36)
(3)
(1)
Refers to the disposal and abandonment of land, mineral rights and exploration properties situated in Brazil, Ghana,
South Africa, North America and Tanzania.
(2)
Relates mainly to loans previously expensed as exploration costs as part of funding provided to the Yatela Joint Venture. The
Yatela Joint Venture is accounted for under the equity method. Refer to Note 15.
(3)
Represents the write-off of value added state tax (at AngloGold Ashanti Brasil Mineração and Serra Grande) not expected to be recovered from the Brazilian Government.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.
COSTS AND EXPENSES (continued)
Mining Contractor Termination Costs
Mining contractor termination costs of $9 million (before taxation of $3 million) recorded in 2005 related to contractor termination costs at Geita, in Tanzania, on the transition to owner mining completed in early August 2005. No mining contractor termination costs were recorded in 2007 and 2006.
Other Operating Items
2007
$
2006
$
2005
$
Comprising of:
Provision (reversed)/raised on loss on future deliveries of other commodities
(13)
15
(5)
Unrealized (gain)/loss on other commodity physical borrowings
(3)
1
14
(16)
16
9
6.
RELATED PARTY TRANSACTIONS
On October 26, 2005 Anglo American plc (AA plc) announced that it intended to reduce its shareholding in the
Company, while still intending to remain a significant shareholder in the medium term. During April 2006, AA plc reduced its shareholding in the Company to less than 50 percent interest held, as the result of the sale in a public offering, of some of its shares held in the Company and during October 2007, further to 16.61 percent interest held. As at December 31, 2007, AA plc and its subsidiaries held an effective 16.58 percent (2006: 41.67 percent) interest in
AngloGold Ashanti. The Company had the following transactions with related parties during the years ended
December 31, 2007, 2006 and 2005:
December 31, 2007
December 31, 2006
December 31, 2005
(in millions)
Purchases
(by)/from
related party
$
Amounts
owed to/(by)
related party
$
Purchases
(by)/from
related party
$
Amounts
owed to/(by)
related party
$
Purchases
(by)/from
related party
$
Related party transactions with
significant shareholder AA plc
-
-
1
-
5
Related party transactions with
subsidiaries of AA plc
(1)
Boart Longyear Limited – mining services
(2)
-
-
-
-
5
Mondi Limited – forestry
-
-
5
-
16
Scaw Metals – A division of Anglo
Operations Limited – steel and engineering
-
-
1
-
6
Haggie Steel Wire Rope Operations
(3)
-
-
1
-
8
Anglo Coal – a division of Anglo Operations
Limited
-
-
-
-
1
Related party transactions of equity
accounted joint ventures and associates
Oro Group (Proprietary) Limited
-
(2)
-
(2)
-
Societe d'Exploitation des Mines d'Or de
Sadiola S.A.
(7)
(2)
(4)
(1)
-
Societe d'Exploitation des Mines d'Or de
Yatela S.A.
(3)
(1)
(6)
(1)
(2)
Societe des Mines de Morila S.A.
(5)
(2)
(4)
-
(2)
Trans-Siberian Gold plc
(1)
(11)
-
(10)
-
(1)
Transactions to April 2006.
(2)
AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005.
(3)
Previously included in Scaw Metals – A division of Anglo Operations Limited.
Amounts owed to/due by joint venture related parties and the loan balance due to Goldmed Medical Scheme of
$1 million (2006: $nil), are unsecured, non-interest bearing and under terms that are no less favorable than those with third parties.
The Trans-Siberian Gold plc loan bears interest at LIBOR plus 4 percent and is convertible into equity under certain circumstances at the option of the borrower.
The Oro Group (Proprietary) Limited loan bears interest at a rate determined by the Oro Group (Proprietary) Limited’s board of directors and is repayable at their discretion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
6.
RELATED PARTY TRANSACTIONS (continued)
The Company, which holds an equity interest of 29.8 percent in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from TSG for a cash consideration of $40 million. The companies acquired consist of Amikan (which holds the Veduga deposit, related exploration and mining licenses) and AS APK (which holds the Bogunay deposit, related exploration and mining licenses).
In connection with the relocation of Roberto Carvalho Silva, an executive director of the Company since 2005, to
Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr. Carvalho Silva purchased the house from the Company’s subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on
January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest. As at December 31, 2006, BRL728,580 ($340,458) of the purchase price remained to be paid to the Company’s subsidiary, with BRL657,717 ($341,352) remaining to be paid as at June 20, 2007. The remaining balance was repaid on or about August 31, 2007.
A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a
Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The amounts paid by the
Company’s subsidiary to this company in respect of such services during the years were: 2007: BRL634,023
($329,055); 2006: BRL903,465 ($414,433) and in 2005: BRL311,923 ($127,837). The Company terminated the agreement with the Brazilian marketing, communications and corporate affairs services company with effect July 2007.
7.
TAXATION
2007
$
2006
$
2005
$
(Loss)/income from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change was derived from the following jurisdictions:
  South Africa
(44)
79
(179)
  Argentina
56
40
30
  Australia
81
106
66
  Brazil
21
114
81
  Ghana
(207)
(128)
(139)
  Guinea
(106)
(53)
(18)
  Mali
5
6
-
  Namibia
9
18
11
  Tanzania
(383)
(213)
(86)
  USA
(93)
(23)
(37)
  Other, including Corporate and Non-gold producing subsidiaries
(50)
(42)
(92)
(711)
(96)
(363)
(Charge)/benefit for income taxes attributable to continuing operations is as follows:
Current:
  South Africa
(1)
(92)
(66)
(40)
  Argentina
(10)
(13)
-
  Australia
(37)
(25)
(6)
  Brazil
(2)
(38)
(38)
(23)
  Ghana
-
(5)
-
  Guinea
-
-
-
  Mali
(2)
(2)
-
  Namibia
(7)
(4)
-
  Tanzania
(3)
(1)
-
  USA
(1)
-
1
  Other
(1)
(2)
(2)
Total current
(191)
(156)
(70)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
TAXATION (continued)
(1)
Charges for current tax in 2007, 2006 and 2005 included an increase in provision in respect of estimated tax payable amounting to $1 million, $1 million and $40 million, respectively, as a result of the receipt of tax assessments for the years ended December 31, 1998 to December 31, 2003. The increase in the taxation charge in 2007 and 2006 partly relates to the higher gold price and utilization of unredeemed capital expenditure.
(2)
Charges for current tax in 2005 included $13 million relating to tax obligations as a result of a change in interpretation of legislation made by the Brazilian
Superior Justice Court.
2007
$
2006
$
2005
$
Deferred:
  South Africa
(1)
52
(16)
95
  Argentina
(1)
(2)
(10)
  Australia
10
(4)
(10)
  Brazil
(20)
4
(3)
  Ghana
(2)
32
39
110
  Guinea
(2)
(2)
(2)
  Mali
-
-
-
  Namibia
1
(3)
(4)
  Tanzania
7
20
12
  USA
-
-
-
  Other
(6)
(2)
3
Total deferred
73
34
191
Total income and mining tax (expense)/benefit
(118)
(122)
121
(1)
Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from mining operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate.
Estimated deferred taxation rates reflect the future anticipated taxation rates at the time temporary differences reverse.
During 2007, 2006 and 2005, deferred taxation was provided at a future anticipated taxation rate ranging between 39 percent to 37 percent for 2007, and prior years at 37 percent and 38 percent, respectively. The increase in the deferred tax benefit over 2006 is mainly due to the unrealized non-hedge derivative losses due to the higher gold price. In addition, charges for deferred taxation in 2005 included tax benefits of $13 million resulting from changes in enacted statutory tax rates. There were no changes in the statutory tax rates for 2007 and 2006.
The effect of the change in estimates on the results for 2007, 2006 and 2005 were as follows:
Year ended December 31, 2007
Impact
$
Per basic
and diluted
common share
(a)(b)
(cents)
Net income
23
8
(a)
Per basic and diluted ordinary and E ordinary shares.
(b)
The calculation of diluted earnings per common share for 2007 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds and 595,934 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
TAXATION (continued)
Year ended December 31, 2006
Impact
$
Per basic
and diluted
common share
(a)(b)
(cents)
Net income
65
24
(a)
Per basic and diluted ordinary and E ordinary shares.
(b)
The calculation of diluted earnings per common share for 2006 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds and 854,643 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.
Year ended December 31, 2005
Impact
$
Per basic
and diluted
(a)
common share
(cents)
Net income
20
8
(a)
The calculation of diluted earnings per common share for 2005 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds and 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.
(2)
The deferred tax benefit in 2007 included $28 million arising from an increase in tax losses. The deferred tax benefit in 2006 included $21 million resulting from an extension of tax losses granted by the Ghanaian Taxation Authorities which would have been forfeited during the year. During 2005 tax benefits of
$94 million resulted from changes in enacted statutory tax rates and is net of valuation allowances of $4 million.
The unutilized tax losses of the North American operations which are available for offset against future profits earned in the United States of America, amount to $248 million (2006: $277 million, 2005: $198 million).
The unutilized tax losses of the Ghanaian operation, which are available for offset against future profits earned in Ghana, amount to $nil million
(2006: $nil million, 2005: $146 million).
2007
$
Analysis of Unrecognized Tax Losses
Assessed losses utilized during the year
28
Unutilized tax losses remaining to be used against future profits can be split into the following periods:
Utilization required within one year 1
Utilization required within one and two years -
Utilization required within two and five years -
Utilization in excess of five years
247
248
2007
$        %
2006
$
%
2005
$         %
Reconciliation between corporate income tax and statutory
income tax is as follows:
Corporate income tax at statutory rates (263) 37 (36) 37 (134) 37
Formula variation in mining taxation rate for current period (3) - (2) 2 (4) 1
Disallowable expenditure
(1)
388     (55)
135 (140)
30       (8)
Effect of income tax rates of other countries (9) 1 (38) 40 115 (32)
Impact of change in estimated deferred taxation rate 23 (3) 65 (68) (127) 35
Other, net (18) 3 (2) 2 (1) -
Total income and mining tax expense/(benefit) 118 (17)
122    (127)
(121) 33
(1)
Disallowable expenditure includes the impact of hedge losses in non-taxable jurisdictions and share expense costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
TAXATION (continued)
2007
$
2006
$
Deferred taxation liabilities and assets on the balance sheet as of December 31, 2007 and 2006, relate to the following:
Deferred taxation liabilities:
  Depreciation, depletion and amortization
1,778
1,638
  Product inventory not taxed
23
3
  Derivatives
72
19
  Other comprehensive income deferred taxation
18
72
  Other
4
23
Total
1,895
1,755
Deferred taxation assets:
Provisions, including rehabilitation accruals
(210)
(171)
  Derivatives
(97)                         (175)
  Other comprehensive income deferred taxation
(273)
(155)
  Other
(10)                           (23)
  Tax loss carry forwards
(366)                         (257)
Total
(956)                         (781)
Less: Valuation allowances
99
97
Total
857
(684)
Disclosed as follows:
Long-term portion deferred taxation assets
37
39
Short-term portion classified as other current assets
275
167
Long-term portion deferred taxation liabilities
1,345
1,275
Short-term portion classified as other current liabilities. Refer to Note 17.
5
2
The classification of deferred taxation assets is based on the related asset or liability creating the deferred taxation. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at
December 31, 2007, the Company had no unredeemed capital expenditure, in
South Africa (2006: $8 million), on which deferred tax had been provided at the future anticipated tax rate of 37 percent.
Unremitted Earnings of Foreign Subsidiaries and Foreign Incorporated
Joint Ventures
No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries and foreign incorporated joint ventures. It is management’s intention that these earnings will be permanently re-invested in these entities. The amounts of these unremitted earnings as at December 31, 2007 totaled $1,155 million (2006: $955 million). In the event that the Company repatriated these earnings, income taxes and withholding taxes may be incurred. The determination of such taxes is subject to various complex calculations and accordingly, the Company has determined that it is impractical to estimate the amount of the deferred tax liability on such unremitted earnings.
Analysis of Valuation Allowances
The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:
Balance at
beginning of
period
$
Provision/
(benefit)
expenses
$
Other
additions/
(deductions)
$
Balance at
end of period
$
Year ended December 31, 2007
- Valuation allowance 97 1 - 98
Year ended December 31, 2006
- Valuation allowance 112 (15) - 97
Year ended December 31, 2005
- Valuation allowance 113 (1) - 112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.
TAXATION (continued)
The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized in the future. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more likely than not that these items will not be realized in the ordinary course of operations.
Although realization is not assured, we have concluded that it is more-likely-than-
not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations based on the available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could change in the near term if actual future income or income tax rates differ from that estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.
Uncertain Tax Positions
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:
(in $ millions)
Balance at January 1, 2007 109
Additions based on tax positions related to the current year -
Additions for tax positions of prior years 22
Reductions for tax positions of prior years -
Settlements -
Translation 3
Balance at December 31, 2007 134
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the years ended December 31, 2007, 2006 and 2005, the Company recognized approximately $9 million, $4 million and $26 million, respectively, in interest. The Company had approximately
$38 million and $28 million for the payment of interest accrued as at December 31, 2007 and 2006, respectively.
As at December 31, 2007, the Company's South African tax filings for the years 1998 - 2003 remain open to scrutiny by the South African Revenue Service. As at December 31, 2007, in South Africa, the Company's assessments due from the tax authorities for 2004 and all subsequent years have yet to be received. It is possible that the Company will receive assessments during the next twelve months, which may have an effect on uncertain tax positions. The
Company cannot estimate the amounts of possible changes as a result of an assessment.
In all other jurisdictions, the revenue system is based on a self-assessment process, all tax filings due by
December 31, 2007 have been filed, and the self-assessed position recorded in the consolidated financial statements.
The legislation of individual jurisdictions provides for different periods for the authorities to review the filings with specified expiry dates. The Company is disputing assessments received in some jurisdictions where it operates and these arguments are under consideration by the authorities. Based on current legal advice, the Company does not expect the resolution will significantly affect the Company's consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
8.
DISCONTINUED OPERATIONS
The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life and the assets are no longer in use. After a detailed investigation of several options and scenarios, and based on management’s decision reached on February 1, 2005, mining operations at
Ergo ceased on March 31, 2005 with only site restoration obligations remaining. On
June 8, 2007, the Company announced that it will sell, subject to certain conditions, to a consortium of Mintails South Africa (Pty) Limited/DRD South African Operations
(Pty) Limited Joint Venture most of the remaining moveable and immovable assets of
Ergo. Refer to Note 3 – Acquisitions and disposals of businesses and assets. The environmental rehabilitation program to restore the site continues until all legal and sale conditions are met. The Company has reclassified the income statement results from the historical presentation to profit/(loss) from discontinued operations in the condensed consolidated income statement for all periods presented. The condensed consolidated cash flow statement has been reclassified for discontinued operations for all periods presented. The results of Ergo for the years ended December 31, 2007,
2006 and 2005, are summarized as follows:
Year ended December 31,
2007                              2006                             2005
$
Per share
(1)(2)
(cents)
$
Per share
(1)(2)
(cents)          $
Per share
(2)
(cents)
Revenue
1
-
4
1
18
7
Costs, expenses and recoveries
5
2
2
1
(62)
(24)
Pre-tax profit/(loss)
6
2
6
2
(44)
(17)
Taxation
(4)
(1)         -
-          -
-
Net profit/(loss) attributable to discontinued operations
2
1
6
2
(44)
(17)
(1)
Per basic and diluted ordinary shares. Impact of E Ordinary shares for 2007 and 2006 is not significant.
(2)
Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for 2007, 2006 and 2005 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted earnings/(loss) per common share for 2007, 2006 and 2005 did not assume the effect of 575,316, 854,643 and 601,315 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods. The calculation of diluted earnings per common share for 2007 and 2006 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during these periods.
9.
LOSS PER COMMON SHARE
2007
$
2006
$
2005
$
The following table sets forth the computation of basic and diluted loss per share
(in millions, except per share data):
Numerator
Loss before cumulative effect of accounting change
(814)
(142)
(270)
Cumulative effect of accounting change
-
-
(22)
Net loss
(814)
(142)
(292)
Less Dividends:
Ordinary shares
124
107
149
E Ordinary shares
1
-
-
Undistributed losses
(939)
(249)
(441)
Ordinary shares undistributed losses
(932)
(249)
(441)
E Ordinary shares undistributed losses
(1)
(7)
-
-
Total undistributed losses
(939)
(249)
(441)
Denominator for basic loss per ordinary share
Ordinary shares
276,805,309            272,214,937
264,230,586
Fully vested options
(2)
531,983
398,326
405,048
Weighted average number of ordinary shares
277,337,292            272,613,263
264,635,634
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options
(3)
-
-
-
Dilutive potential of convertible bonds
(4)
-
-
-
Dilutive potential of E Ordinary shares
(5)
-
-
-
Denominator for diluted loss per share – adjusted weighted average number of ordinary shares and assumed conversions
277,337,292          272,613,263
264,635,634
Weighted average number of E Ordinary shares used in calculation of basic and diluted loss per E Ordinary share
4,117,815
194,954
-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9.
LOSS PER COMMON SHARE (continued)
2007
$
2006
$
2005
$
Loss per share (cents)
Before cumulative effect of accounting changes
Ordinary shares
(292)
(52)
(102)
E Ordinary shares
(146)
(91)
-
Ordinary shares – diluted
(292)
(52)
(102)
E Ordinary shares – diluted
(146)
(91)
-
Cumulative effect of accounting changes
Ordinary shares
-
-
(8)
E Ordinary shares
-
-
-
Ordinary shares – diluted
-
-
(8)
E Ordinary shares – diluted
-
-
-
Net loss
Ordinary shares
(292)
(52)
(110)
E Ordinary shares
(146)
(91)
-
Ordinary shares – diluted
(292)
(52)
(110)
E Ordinary shares – diluted
(146)
(91)
-
(1)
Rounded to zero in 2006.
(2)
Compensation awards are included in the calculation of basic loss per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
(3)
The calculation of diluted loss per common share for 2007, 2006 and 2005 did not assume the effect of 575,316, 854,643 and 601,315 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.
(4)
The calculation of diluted loss per common share for 2007, 2006 and 2005 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.
(5)
The calculation of diluted loss per common share for 2007 and 2006 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during these periods.
10.
RESTRICTED CASH
2007
$
2006
$
Cash classified as restricted for use comprise of the following:
Cash restricted by prudential solvency requirements 7 2
Cash balances held by the Environmental Rehabilitation Trust Fund 24 5
Cash balances held by the Boddington expansion 5 3
Other 1 1
37 11
11.    INVENTORIES
Short-term:
Gold in process 133 111
Gold on hand (doré/bullion) 35 37
Ore stockpiles 166 84
Uranium oxide and sulphuric acid 13 6
Supplies 225 162
572 400
Less: Heap leach inventory
(1)
(49) (46)
523 354
(1)
Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.
Long-term:
Gold in process 190 149
Ore stockpiles 83 66
Supplies 1 2
274 217
Less: Heap leach inventory
(1)
(190) (149)
84 68
(1)
Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
11.    INVENTORIES (continued)
The Company recorded aggregate write-downs of $29 million, $2 million and
$nil million for the years ended December 31, 2007, 2006 and 2005, respectively, to reduce the carrying value of inventories to net realizable value. Inventory write-
downs for 2007 and 2006 are included in production costs.
12.
PROPERTY, PLANT AND EQUIPMENT, NET
2007
$
2006
$
Mine development
(1)
5,388                  4,633
Buildings and mine infrastructure 2,729 2,293
Mineral rights and other 1,071 1,058
Land
28                        26
9,216                   8,010
Accumulated depreciation, depletion and amortization (3,689) (3,033)
Net book value December 31, 5,527 4,977
(1)
Includes interest capitalized of $10 million (2006: $10 million). Refer to Note 5.
Mining assets with a net book value of $38 million (2006: $6 million) are encumbered by capital leases. Refer to Note 20.
13.
ACQUIRED PROPERTIES, NET
Acquired properties, at cost 2,039 1,983
Accumulated amortization
(759) (694)
Net book value December 31, 1,280 1,289
14.
GOODWILL AND OTHER INTANGIBLES
Goodwill
The carrying amount of goodwill by reporting unit as of December 31, 2007 and 2006 and changes in the carrying amount of goodwill are summarized as follows:
Australia       Ghana       Guinea      Namibia     Tanzania        Total
            $
$
$
$                 $
$
Balance at January 1, 2006
214
118
10
1
181
524
Impairment losses
-
-
-
-
-
-
Translation
18
-
-
-
-           18
Balance at December 31, 2006
232
118
10
1
181
542
Impairment losses
-
-
-
-
-
-
Translation
27
-
-
-
-           27
Balance at December 31, 2007
259
118
10
1
181
569
2007
$
2006
$
Other intangibles, net
Royalty rate concession agreement
(1)
Gross carrying value
29                       29
Accumulated amortization
(7)                      (5)
22                       24
(1)
The government of Ghana agreed, as part of the AngloGold Ashanti Business
Combination, to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years. The fair value of the royalty rate concession is amortized on a straight line basis over a period of fifteen years with nil residual value.

Amortization expense included in the consolidated statements of income amounted to $2 million for 2007 (2006: $2 million, 2005: $2 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
14.   GOODWILL AND OTHER INTANGIBLES (continued)
2007
$
Based on carrying value at December 31, 2007, the estimated aggregate amortization expense for each of the next five years is as follows:
2008 2
2009 2
2010 2
2011 2
2012 2
15.   OTHER LONG-TERM ASSETS
2007
$
2006
$
Investments in affiliates – unlisted 6 5
Investments in affiliates – listed 15 31
Investments in equity accounted joint ventures 337 314
Carrying value of equity method investments
358                    350
Investment in marketable equity securities – available for sale
34                      31
Investment in marketable debt securities – held to maturity
15                      18
Investment in non-marketable assets – held to maturity
2                        3
Investment in non-marketable debt securities – held to maturity
52                       61
Other non-current assets
98                       80
559                     543
Investments in affiliates
Unlisted
The Company holds a 25.0 percent (2006: 25.0 percent) interest in Oro Group
(Proprietary) Limited which is involved in the manufacture and wholesale of jewellery.
The year end of Oro Group (Proprietary) Limited is March. Results are included for the twelve months ended September 30, 2007, adjusted for material transactions. On
September 21, 2006, Oro Group (Proprietary) Limited repaid a shareholders loan of
$1 million originally granted in 2000. The loan granted to Oro Group (Proprietary)
Limited of $2 million (2006: $2 million) bears interest at a rate determined by the Oro
Group (Proprietary) Limited’s board of directors and is repayable at their discretion.
Listed
The Company holds a 29.8 percent (2006: 29.9 percent) interest in Trans-Siberian
Gold plc which is involved in the exploration and development of gold mines. The
Company’s initial 17.5 percent equity interest acquired in Trans-Siberian Gold plc during July 2004 was increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed. Refer to Note 3 – Acquisitions and disposals of businesses and assets. The year end of Trans-Siberian Gold plc is December.
Results are included for the twelve months ended September 30, 2007, adjusted for material transactions. On June 27, 2006, the Company advanced a loan of $10 million to Trans-Siberian Gold plc at LIBOR plus 4 percent which is convertible into equity under certain circumstances at the option of the borrower. The market value of the
Company’s share of the listed affiliate as at December 31, 2007 is $6 million. During the years ended December 31, 2007, 2006 and 2005, the Company recorded impairment losses of $14 million, $7 million and $nil million on its investment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
15.    OTHER LONG-TERM ASSETS (continued)
Investments in equity accounted joint ventures
The Company holds the following interest in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:
December 31,
2007
percentage held
December 31,
2006
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
2007
$
2006
$
Investment in marketable equity securities – available for sale
34 31
Available for sale investment in marketable equity securities consists of investments in ordinary shares, associated purchase warrants and options.
Total gains on marketable equity securities included in other comprehensive income amount to $4 million (2006: $5 million). Total losses on marketable equity securities included in other comprehensive income amount to $4 million (2006: $1 million).
Investment in marketable debt securities – held to maturity
Investments in marketable securities represent held to maturity government and corporate bonds. The investment is measured at amortized cost.
15 18
Investment in non-marketable assets – held to maturity
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.
2 3
Investment in non-marketable debt securities – held to maturity
Investments in non-marketable securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and
Environmental Protection Bond.
52 61
As of December 31, 2007 the contractual maturities of debt securities were as follows:
Marketable debt securities
Up to three years 10
Three to seven years 1
Seven to twelve years 4
15
Non-marketable debt securities
Less than one year 40
More than twelve years
12
52
Fair values of the held to maturity debt securities at December 31, 2007 and 2006 approximate cost.
Other non-current assets
Unsecured
Other loans and assets
(1)
41 44
41 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
15.   OTHER LONG-TERM ASSETS (continued)
2007
$
2006
$
Non-current debtors
Prepayments and accrued income 8 5
Recoverable tax, rebates, levies and duties
47 25
Other trade debtor
(2)
2 3
Other debtors - 3
57 36
98 80
(1)
Other comprises loans and receivables of $2 million (2006: $4 million) measured at amortized cost and post retirement assets of $39 million (2006: $40 million) measured according to the employee benefits accounting policy.
(2)
Non-interest bearing and repayable over three years.
Equity accounted joint ventures
Summarized financial statements of the joint ventures which have been equity accounted are as follows (100 percent shown):
2007
$
2006
$
2005
$
Statements of income for the period
Sales and other income 716 817 600
Costs and expenses (465) (465) (496)
Taxation (115) (90) (6)
Net income 136 262 98
Balance sheets at December 31,
Non-current assets 697 720
Current assets 506 438
1,203 1,158
Long-term liabilities (102) (89)
Loans from shareholders (9) (19)
Current liabilities (257) (268)
Net assets 835 782
16.
ASSETS AND LIABILITIES HELD FOR SALE
2007
$
2006
$
Effective June 30, 2005, the investment in the Weltevreden mining rights, located in
South Africa, of $15 million, was classified as held for sale. This investment was previously recognised as a tangible asset. Weltevreden's rights were sold to Aflease
Gold and Uranium Resources Limited on June 15, 2005. On December 19, 2005,
Aflease was acquired by sxr Uranium One (formerly Southern Cross Inc.). In terms of these sale agreements, the purchase price would be paid in the form of sxr Uranium
One shares to be issued to the Company. The conditions precedent to the agreement were not fulfilled by the expiry date of December 31, 2007. Consequently, the agreement lapsed and a new agreement is being negotiated with Aflease Gold Limited.
The negotiation terms include a purchase consideration of R288 million ($42 million) to be paid in the form of Aflease shares to be issued to the Company. In addition, conditions precedent include the approval by the Minister of Minerals and Energy of the cession of the Weltevreden mining right from AngloGold Ashanti to Aflease, unconditional approval of the transaction by the Competition Commission and approval by the JSE Limited of the issue and allotment of Aflease shares.
Rand Refinery Limited (a subsidiary of the Company) allocated parts of its premises previously recognized as a tangible asset, to held for sale. Rand Refinery Limited intends to sell off parts of the estate that are no longer utilized within the next twelve months. A buyer has been found, a sale agreement has been drawn up and parties are in the process of finalizing the agreement.
14
1
9
-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16.    ASSETS AND LIABILITIES HELD FOR SALE (continued)
2007
$
2006
$
Effective June 30, 2007, exploration properties acquired from Trans-Siberian Gold plc situated in Russia were classified as held for sale. The expected cash sale of these exploration properties forms part of the strategic alliance between Polymetal and
AngloGold Ashanti, which is expected to be concluded during 2008.
15 -
Arising from the sale of the Bibiani assets in Ghana, effective December 28, 2006, to
Central African Gold plc (CAG), the Company decided to apply $3 million of the partial proceeds to an investment of 15,825,902 CAG shares. Subsequent to this decision, local regulators required that the 15,825,902 shares in CAG be sold within 90 days of
December 28, 2006. On February 14, 2007, the Company disposed of 7,000,000 CAG shares yielding total proceeds of £768,845 ($1.5 million) and during April 2007, disposed of the remaining 8,825,902 CAG shares yielding total proceeds of £894,833
($1.8 million). The investment as at December 31, 2006 was carried at fair value less costs to sell.
- 3
As at December 31, 2007 and 2006 the carrying amounts of major classes of assets and liabilities classified as held for sale, included:
Property, plant and equipment 16 15
Acquired properties
15 -
Other long-term assets (marketable equity investment) - 3
Deferred taxation
(1) (6)
Net assets
30 12
17.   OTHER CURRENT LIABILITIES
        Deferred income
20 17
Deferred taxation. Refer to Note 7. 5 2
Accrual for power 17 14
Unearned premiums
43 41
Other (including accrued liabilities) 47 52
132 126
18.    SHORT-TERM DEBT
Current maturities of long-term debt. Refer to Note 20. 319 33
19.    OTHER NON-CURRENT LIABILITIES
         Deferred income
11 24
Taxation 134 -
Related parties
1 -
146 24
20.    LONG-TERM DEBT
Unsecured
Convertible bond
(1)
Fixed semi-annual coupon of 2.375% per annum. The bond is convertible, at the holders’ option, into ADSs up to February 2009 and is US dollar-based. The bond is convertible at a price of $65.00 per ADS.
1,008 1,008
Syndicated loan facility ($1,150 million) - Drawn down in US dollars and
Australian dollars
(2)
Interest charged at LIBOR plus 0.4% per annum. Loan is repayable in December 2010 and is US dollar-based. The loan is subject to debt covenant arrangements for which no default event occurred.
526 -
Corporate bond
(3)
Fixed semi-annual coupon of 10.5% per annum. The bond is repayable on
August 28, 2008 and is ZAR-based.
304 296

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
LONG-TERM DEBT (continued)
2007
$
2006
$
Syndicated loan facility ($700 million)
Interest charged at LIBOR plus 0.4% per annum. Loan was repaid in December 2007 and was US dollar-based. The loan was subject to certain debt covenant arrangements for which no default event occurred.
- 181
Bank Belgolaise
Interest charged at LIBOR plus 1.5% per annum. Loan was repayable in 24 equal monthly installments commencing October 2005 and was US dollar-based.
- 2
Bank overdraft
Bank overdraft at market-related rates (2006: Ghanaian Cedi-based).
- 8
Total unsecured borrowings
1,838 1,495
Secured
Capital leases
Turbine Square Two (Proprietary) Limited
(4)
The leases are capitalized at an implied interest rate of 9.8% per annum. Lease payments are due in monthly installments terminating in March 2022 and are ZAR-based. The buildings financed are used as security for these loans. Refer to Note 12.
37 -
Senstar Capital Corporation
(5)
Interest charged at a weighted average rate of 6.9% per annum. Loans are repayable in monthly installments terminating in November 2009 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 12.
5 8
Terex Africa (Proprietary) Limited
(6)
Interest charged at a rate of 9.0% per annum. Loan is repayable in January 2008 and is
US dollar-based. The equipment financed is used as security for this loan. Refer to
Note 12.
2 2
Unsecured
Capital leases
Csilatina Arrendamento Mercantil S.A.
(7)
Interest charged at an average rate of 5.0% per annum. Loans are repayable in monthly installments terminating in October 2010 and are Brazilian real-based.
1 -
Total long-term debt
1,883 1,505
Current maturities included in short-term debt. 319 33
1,564 1,472
Scheduled minimum long-term debt repayments are:
2008 319
2009 1,006
2010 528
2011 3
2012 3
Thereafter 24
1,883
The currencies in which the borrowings are denominated are as follows:
United States dollars 1,391 1,201
South African rands 341 296
Australian dollars 150 -
Brazilian real 1 -
Ghanaian cedi - 8
1,883 1,505

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
LONG-TERM DEBT (continued)
2007
$
2006
$
Undrawn borrowing facilities as at December 31, 2007 are as follows:
Syndicated loan ($1,150 million) – US dollar 627 -
FirstRand Bank Limited – US dollar 50 50
Absa Bank Limited – US dollar 42 42
Nedbank Limited – US dollar 2 2
Standard Bank of South Africa Limited – rands 38 37
FirstRand Bank Limited – rands 32 31
Nedbank Limited – rands 7 7
Absa Bank Limited – rands 4 4
Commerzbank AG – rands 3 3
ABN Amro Bank N.V. – rands 1 1
ABN Amro Bank N.V. – euros 7 7
Australia and New Zealand Banking Group Limited – Australian dollar
(a)
- 79
Syndicated loan ($700 million) – US dollar - 520
813 783
(a)
Facility cancelled during 2007.
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

The calculation of diluted loss per common share for 2007, 2006 and 2005 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible
Bonds as their effects are anti-dilutive for these periods. Refer to Note 9.

The proceeds of the issue, after payment of expenses, were utilized by AngloGold
Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the acquisition of Ashanti and for general corporate purposes, including planned capital expenditure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
LONG-TERM DEBT (continued)
2007
$
2006
$
(2)
Syndicated loan facility ($1,150 million)
Drawn down in US dollars and Australian dollars 525 -
Add: Accrued interest 1 -
526 -
In December 2007, the Company entered into a new three year $1,150 million unsecured syndicated borrowing facility, at a margin of 0.4% over LIBOR. A commitment fee of 0.12% per annum is payable on the undrawn portion of the facility.
The three year $1,150 million syndicated facility was used to repay a maturing facility of $700 million (repaid on December 14, 2007) and is available for general corporate purposes. During the year ended December 31, 2007, the Company drew down
$525 million under the $1,150 million syndicated facility. The Company, AngloGold
Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti
Australia Limited have guaranteed all payments and other obligations of the wholly-
owned subsidiaries AngloGold Ashanti Holdings plc, AngloGold Ashanti USA
Incorporated and AngloGold Ashanti Australia Limited regarding the $1,150 million syndicated loan facility.
(3)
Corporate Bond
Senior unsecured fixed rate bond 293 286
Add: Accrued interest 11 10
304 296
On August 21, 2003, AngloGold issued an unsecured bond in the aggregate principal amount of R2 billion ($300 million) at a fixed semi-annual coupon of 10.5% per annum. The bond is repayable on August 28, 2008, subject to early redemption at the Company’s option and is listed on the Bond Exchange of South Africa. The net proceeds of the bond are for general corporate purposes.
Capital leases
(4)
Turbine Square Two (Proprietary) Limited
Capital leases are for specific periods, with terms of renewal but no purchase options.
Renewals are at the discretion of the entity that holds the lease. As of
December 31, 2007, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $36 million of assets under capital leases and $2 million of related accumulated depreciation. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for the year ended
December 31, 2007. The weighted average interest rate on the leases existing at
December 31, 2007 is 9.8%. Payments are made monthly, including interest, through
2022.
Future minimum lease payments under capital leases together with the present value of minimum lease payments as of December 31, 2007 are:
2008 3
2009 3
2010 4
2011 4
2012 4
Thereafter 60
Total minimum lease payments 78
Less interest 41
Present value of net minimum lease payments 37
Less current portion -
Long-term capital lease obligation 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
LONG-TERM DEBT (continued)
2007
$
(5)
Senstar Capital Corporation
Capital leases are for specific periods, with terms of renewal but no purchase options.
Renewals are at the discretion of the entity that holds the lease. As of
December 31, 2007 and 2006, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $16 million and $16 million of assets under capital leases and $12 million and $11 million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in
Depreciation, depletion and amortization expense for all periods presented. The weighted average interest rate on the leases existing at December 31, 2007 is 6.9%.
Payments are made monthly, including interest, through 2009.
Future minimum lease payments under capital leases together with the present value of minimum lease payments as of December 31, 2007 are:
2008 3
2009 3
Total minimum lease payments 6
Less interest 1
5
Present value of net minimum lease payments
Less current portion 3
Long-term capital lease obligation 2
(6)
Terex Africa (Proprietary) Limited
The capital lease is for a specific period, with no terms of renewal and a purchase option. As of December 31, 2007 and 2006, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $2 million and $2 million of assets under the capital lease and $2 million and $1 million of related accumulated depreciation, respectively. Amortization charges relating to the capital lease are included in Depreciation, depletion and amortization expense for the years ended
December 31, 2007 and 2006. The weighted average interest rate on the lease existing at December 31, 2007 is 9.0%. The lease is to be repaid in January 2008.
Future minimum lease payments under the capital lease together with the present value of minimum lease payments as of December 31, 2007 are:
2008 2
Total minimum lease payments 2
Less interest -
Present value of net minimum lease payments 2
Less current portion 2
Long-term capital lease obligation -
(7)
Csilatina Arrendamento Mercantil S.A.
Capital leases are for specific periods, with terms of renewal and purchase options.
Renewals are at the discretion of the entity that holds the lease. As of
December 31, 2007, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $1 million of assets under capital leases and $nil million of related accumulated depreciation. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for the year ended
December 31, 2007. The average interest rate on the leases existing at
December 31, 2007 is 5.0%. Payments are made monthly, including interest, through
2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20.
LONG-TERM DEBT (continued)
2007
$
2006
$
Future minimum lease payments under capital leases together with the present value of minimum lease payments as of December 31, 2007 are:
2008 -
2009 1
2010 -
Total minimum lease payments 1
Less interest -
Present value of net minimum lease payments 1
Less current portion -
Long-term capital lease obligation 1
21.
PROVISION FOR ENVIRONMENTAL REHABILITATION
Accrued environmental rehabilitation costs 394 310
Long-term environmental obligations comprising decommissioning and restoration are based on the group’s environmental management plans, in compliance with the current environmental and regulatory requirements.
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
Restoration costs
While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, on an undiscounted basis, will be $1,188 million which includes a total estimated liability of
$29 million in respect of equity accounted joint ventures. Refer to Note 15. Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company’s consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company’s consolidated balance sheets for all periods presented. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations.
Refer to Note 24.
The Company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund, the environmental protection bond as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.
22.
OTHER ACCRUED LIABILITIES
Other accrued liabilities
45 27
Other accrued liabilities include the following:
Provisions for labor and civil claim court settlements for South American operations
(1)
44 26
Provision for employee compensation claims in Australia
(2)
1 1
45 27
(1)
Consists of claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, government fiscal claims relating to levies and surcharges and closure costs of old tailings operations. These liabilities are anticipated to unwind over the next two to five years.
(2)
Comprises workers compensation claims with regard to work-related incidents. The liability is anticipated to unwind over the next three to five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2007
$
2006
$
23.
PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS
Accrued liability
180 172
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
24.
COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments
(1)
Contracts for capital expenditure 436 354
Authorized by the directors but not yet contracted for 809 731
1,245 1,085
Allocated for:
Project expenditure
- within one year 422 367
- thereafter 311 265
733 632
Stay in business expenditure
- within one year 471 418
- thereafter 41 35
512 453
(1)
Including commitments through contractual arrangements by equity accounted joint ventures.
Other contractual purchase obligations
(2)
- within one year 437 274
- thereafter 370 190
807 464
(2)
Other purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated include purchase obligations of equity accounted joint ventures.
Summary of contracted Uranium sales as at December 31, 2007
The Company had the following forward pricing Uranium commitments against future production:
Year
lbs('000)
(1)
Average contracted
price ($/lbs)
(2)
2008 1,751                               18.13
2009 919                               29.91
2010 988                               33.46
2011 - 2013 1,482                               35.94
(1)
Certain contracts allow the buyer to adjust the purchase quantity within a specified range.
(2)
Certain contracts are subject to market related price adjustment mechanisms. In these cases, the price disclosed indicates the previous periodic price resets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.
COMMITMENTS AND CONTINGENCIES (continued)
2007
$
2006
$
Contingencies
Groundwater pollution – South Africa
The Company has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The geology of the area is typified by a dolomite rock formation that is prone to solution cavities. Polluted process water from the operations has percolated from pollution sources to this rock formation and has been transported three dimensionally, creating pollution plumes in the dolomite aquifer. Numerous scientific, technical and legal reports have been produced and the remedying of the polluted soil and groundwater is the subject of a continued research program between the University of the Witwatersrand and the Company. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.
Serra Grande sales tax on gold deliveries 63 47
Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export namely, one assessment for the period between
February 2004 and June 2005 and the other for the period between July 2005 and
May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime
Agreement (Termo de Acordo re Regime Especial – TARE). The MSG operation is co-
owned with Kinross Gold Corporation. The Company’s attributable share of the first assessment is approximately $39 million. Although MSG requested the TARE in early
2004, the TARE, which authorized the remittance of gold to the Company’s branch in
Minas Gerais specifically for export purposes, was only granted and executed in
May 2006. In November 2006 the administrative council’s second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. The State of
Goiás has appealed to the full board of the State of Goiás tax administrative council.
The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately $24 million. The Company believes both assessments are in violation of federal legislation on sales taxes.
Tax Disputes at Morro Velho and AngloGold Ashanti Brasil Mineração 8 -
Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve eleven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR).
VAT Dispute at MSG 8 6
Mineração Serra Grande S.A. (MSG), received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case at the judicial sphere.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.
COMMITMENTS AND CONTINGENCIES (continued)
2007
$
2006
$
Financial guarantees
AngloGold Offshore Investments Limited guarantee of the Nufcor International Limited loan facility
40 40
AngloGold Offshore Investments Limited, a wholly owned subsidiary of the Company, has guaranteed 50 percent of the Nufcor International Limited loan facility with First
Rand (Ireland) plc (formerly RMB International (Dublin) Limited). Nufcor International
Limited is accounted for under the equity method. Refer to Note 15.
Oro Group surety 15 14
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the
Company. The Company has a total maximum liability, in terms of the suretyships, of
R100 million ($15 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well-established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro
Group. These bonds should enable the Company to recover the majority of the guaranteed amount. The Company receives a fee from the associate for providing the surety and has assessed the possibility of a claim for non-performance.
Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately:
48 49
The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations.
As at December 31, 2007 the carrying value of these obligations relating to AngloGold
Ashanti USA amounted to $31 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. There are no recourse provisions that would enable
AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.
The Company has guaranteed all payments and other obligations of AngloGold Ashanti
Holdings plc regarding the issued $1,000,000,000 2.375 percent convertible bonds due
2009. Refer to Note 20. The Company’s obligations regarding the guarantee are direct, unconditional and unsubordinated.
1,000 1,000
Guarantee provided for Syndicated loan facility 526 181
AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA
Incorporated and AngloGold Ashanti Australia Limited each have guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc, AngloGold Ashanti
USA Incorporated and AngloGold Ashanti Australia Limited regarding the $1.15 billion
Syndicated loan facility dated December 13, 2007. This Syndicated loan facility replaced in its entirety the previous $700 million revolving credit facility dated January 26, 2005, which was repayable in January 2008. Refer to Note 20.
Hedging guarantees
683 445
The Company has issued gold delivery guarantees to several counterpart banks in which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading
Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.
COMMITMENTS AND CONTINGENCIES (continued)
2007
$
2006
$
Ashanti Treasury Services guarantees 1,494 1,047
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging Agreements. At December 31, 2007 the marked-to-market valuation of the ATS hedge book was negative $1,494 million.
Hedging guarantees of due performance by the Geita Management Company Limited
(GMC)
520 290
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by the GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by
GMC as and when due. This guarantee remains in force until no sum remains to be paid under the Hedging Agreements and the Bank has irrevocably recovered or received all sums payable to it under the Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the
Hedging Agreements. At December 31, 2007 the marked-to-market valuation of the
GMC hedge book was negative $520 million.
In addition to the above, the Company has contingent liabilities in respect of certain tax assessments, claims, disputes and guarantees which are not considered to be material.
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
Vulnerability from concentrations
The majority of AngloGold Ashanti’s 61,522 employees (2006: 61,453, 2005: 63,993) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body that represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in
August 2007, when the parties reached an agreement covering the period from
July 1, 2007 to June 30, 2009.
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Malian government. Recoverable value added tax due from the Malian government to the Company amounts to $42 million at December 31, 2007
(December 31, 2006: $34 million). The last audited value added tax return was for the period ended March 31, 2007 and as at December 31, 2007, $25 million was still outstanding and $17 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.
COMMITMENTS AND CONTINGENCIES (continued)
Recoverable fuel duties from the Malian government to the Company amount to
$7 million at December 31, 2007 (December 31, 2006: $11 million). Fuel duty refund claims are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the
Customs and Excise authorities. As at December 31, 2007, the Customs and Excise authorities have approved $2 million which is still outstanding, while $5 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations. With effect from February 2006, fuel duties are no longer payable to the Malian government.

The Government of Mali is a shareholder in all of the Company’s entities in Mali.
Management is in negotiations with the Government of Mali to agree a protocol for the repayment of the outstanding amounts. The amounts outstanding have been discounted to their present value at a rate of 6.5 percent.
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. Recoverable value added tax due from the
Tanzanian government to the Company amounts to $16 million at December 31, 2007
(December 31, 2006: $14 million). The last audited value added tax return was for the period ended June 30, 2007 and as at December 31, 2007, $14 million was still outstanding and $2 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.
Recoverable fuel duties from the Tanzanian government to the Company amount to
$37 million at December 31, 2007 (December 31, 2006: $18 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. As at December 31, 2007, claims for refund of fuel duties amounting to $21 million have been lodged with the
Customs and Excise authorities, which are still outstanding, whilst claims for refund of
$16 million have not yet been submitted. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorizations. The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.
25.
STOCKHOLDERS’ EQUITY
The authorized common stock of the Company was increased in 1998 to 400,000,000 shares of common stock of
25 ZAR cents each principally to meet its obligations regarding the proposed merger of AAC gold interests through the
Company. During 2006, AngloGold Ashanti approved the Employee Share Ownership Plan for the employees in the
South African operations and a Black Economic Empowerment transaction (BEE transaction) for which
4,280,000 E shares of common stock of 25 ZAR cents and 960,000 shares of common stock of 25 ZAR cents were authorized. In addition, 1,760,000 shares of common stock of 25 ZAR cents each were authorised for issue, at the discretion of the directors, to employee share schemes to be implemented in countries other than South Africa, where the Company has its operations.
During 2007, 1,221,318 shares of common stock and 94,230 E shares of common stock were issued by the
Company, while 139,770 E shares of common stock were cancelled. These issues and cancellations resulted in the movement year-on-year of 1,236,498 shares of common stock and the net cancellation of 45,540 E shares of common stock as follows:
·   1,181,882 shares of common stock were issued as part of the share incentive scheme for a consideration of
$37 million;
·   8,026 shares of common stock were issued with a subscription value of $2 million in exchange for 139,770
E shares of common stock which were cancelled in accordance with the cancellation formula pertaining to the
Employee Share Ownership Plan;
·   46,590 shares of common stock with a subscription value of $2 million were transferred from the Employee Share
Ownership Plan to exiting employees pursuant to the rules of the scheme;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25.
STOCKHOLDERS’ EQUITY (continued)
·   31,410 shares of common stock were issued as part of the Employee Share Ownership Plan for a consideration of
$1 million;
(1)
·   94,230 E shares of common stock were issued as part of the Employee Share Ownership Plan for a consideration of $2 million.
(1)
(1)
Shares of common stock and E shares of common stock issued in respect of the Employee Share Ownership Plan are eliminated as shares held within the Company. As at December 31, 2007, there were 913,410 shares of common stock and 2,740,230 E shares of common stock in issue and outstanding in respect of the Employee
Share Ownership Plan.
During 2006, 11,297,721 shares of common stock and 4,185,770 E shares of common stock in the Company were issued as follows:
·   398,399 shares of common stock were issued as part of the share incentive scheme for a consideration of
$9 million.
·   4,185,770 E shares of common stock and 928,590 shares of common stock in the Company were issued as part of the Employee Share Ownership Plan and the BEE transaction for a consideration of $93 million, which are eliminated as shares held within the Company.
·   9,970,732 shares of common stock in the Company were issued as part of the public offering which was completed on April 20, 2006, amounting to $498 million.
During 2005, 475,538 shares of common stock in the Company were issued as part of the share incentive scheme for a consideration of $9 million.
At a general meeting held on April 10, 2006, ordinary resolutions were passed with the requisite majority, providing authority to the directors to allot sufficient ordinary shares of the Company to allow it to raise $500 million before expenses and after underwriters’ fees in a public offering. The offering was completed on April 20, 2006 and resulted in the issue of 9,970,732 new ordinary shares, along with the simultaneous sale of 19,685,170 AngloGold Ashanti shares held by Anglo American plc (AA plc), reducing AA plc’s holding in the Company to 41.8 percent. The combined offering was priced at $51.25 per ADS and R315.19 per ordinary share (a 1 percent discount to the weighted average traded price of the shares on the Johannesburg Stock Exchange (JSE) over the 30 days prior to pricing). Net proceeds to the Company of the primary offering was $498 million, which was used for project development capital, capital expenditure, repayment of local money-market short-term borrowings and other general corporate purposes. During October 2007, AA plc further reduced its investment in the Company to 16.61 percent.
As at December 31, 2007, AA plc held a 16.58 percent interest in the Company.
At a general meeting of shareholders held on May 4, 2007, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purposes as they may determine, up to 10 percent of the authorized but unissued common stock of 25 ZAR cents each in the share capital of the Company (subject to the South African Companies Act and the Listings Requirements of the JSE Securities
Exchange South Africa) after setting aside so many common stock of 25 ZAR cents each as may be required to be allotted and issued by the Company pursuant to the AngloGold Share Incentive Scheme, the Long-Term Incentive
Plan and the Bonus Share Plan, the Bokamoso Employee Share Ownership Plan, the Black Economic Empowerment
transaction and for the purposes of the conversion of the $1,000,000,000, 2.375 percent guaranteed Convertible
Bonds issued by AngloGold Ashanti Holdings plc. Refer to Note 30 and Note 20. As at December 31, 2007 of the total unissued common stock of 122,542,529 of 25 ZAR cents each, of which 9,410,362 of 25 ZAR cents each was under the control of the directors until the forthcoming annual general meeting. In terms of a specific authority granted at the general meeting of stockholders held on March 29, 1993, the directors are authorized to issue the 4,221,104 unissued
B redeemable preferred stock of 1 ZAR cent each to Eastvaal Gold Holdings Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the Company enters into derivative transactions. The
Company does not acquire, hold or issue derivatives for trading purposes. The Company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.
The financial risk management activities objectives of the Company are as follows:
·   Safeguarding the Company core earnings stream from its major assets through the effective control and management of gold price risk, other commodity price risk, foreign exchange risk and interest rate risk;
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
A number of products, including derivatives are used to satisfy these objectives. Forward purchase and sale contracts and call and put options are used by the Company to manage its exposure to gold price and currency fluctuations.
SFAS133 requires that derivatives be accounted for as follows:
·   Commodity based (“normal purchase or normal sale”) contracts that meet the requirements of SFAS138, and are designated as such, are recognized in product sales when they are settled by physical delivery. They are not recorded in the financial statements between the dates that they are entered into and settled.
·   Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet, at fair value as either a derivative asset or derivative liability. For cash flow hedges, the effective portion of changes in fair value of the hedging instruments are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in product sales. The ineffective portion of changes in fair value is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the year was $10 million (2006: $nil million; 2005: $nil million). Of the contracts accounted for as cash flow hedges, contracts with a carrying value of $194 million, a liability at
December 31, 2007 are expected to be reclassified from other comprehensive income and recognized as a reduction in product sales during 2008.
·   All other derivatives are measured at their fair value, with the changes in fair value at each reporting date reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.
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
Loss on non-hedge derivatives of $808 million (2006: $208 million; 2005: $142 million), being derivatives not designated in formal hedge accounting relationships is included in the current year income statement. The increase in the loss on non-hedge derivatives over 2006 is mainly the result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Gold price and currency risk management activities
Gold and currency hedging instruments are denominated in South African rands, US dollars, Australian dollars and
Brazilian real. The hedging instruments utilized are forward sale and purchase contracts, purchased and sold put options, and purchased and sold call options and gold lease rate swaps. The mix of hedging instruments, the volume of production hedged and the tenor of the hedge book is continuously reviewed in light of changes in operational forecasts, market conditions and the Company’s hedging policy as set by the board of directors. The Company’s reserve and financial strength has allowed it to arrange unmargined credit lines of up to ten years with counterparties.
Some of the instruments described above are designated and accounted for as cash flow hedges. The cash flow hedged forecast transactions are expected to occur over the next 3 years, in line with the maturity dates of the hedging instruments.
Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of net outstanding forward sales type contracts at the end of 2007 was 108,403kg (2006: 122,133kg).
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date. The Company’s risk in selling gold call options is unlimited but mitigated by the fact that the Company produces the commodity required by the option and would benefit by the same quantity as the option loss by selling production in the open market.
Net delta open hedge position as at December 31, 2007
The Company has an established practice of actively managing its hedged commitments under changing market circumstances. A substantial restructuring of the hedge book was concluded between December 2004 and
January 2005 which was followed by a smaller restructuring of the hedging commitments of the Geita Management
Company following the repayment of project finance loans. During 2006 and 2007, in addition to delivering in and buying back a number of non-hedge derivative contracts, the Company also restructured a number of hedge contracts maturing in the near term into later years.
As of December 31, 2007, the hedge book reflected a net delta tonnage position of 10.39 million ounces (323 tonnes)
or 36 percent of the next 5 years forecast production. As of December 31, 2006, the hedge book reflected a net delta tonnage position of 10.16 million ounces (316 tonnes) or 32 percent of the next 5 years forecast production.
The marked-to-market value of all hedge transactions, irrespective of accounting designation, making up the hedge positions was a liability of $4,273 million as at December 31, 2007 (as at December 31, 2006: a liability of
$2,903 million). These values were based on a gold price of $836.30 per ounce, exchange rates of $/R6.8104 and
A$/$0.8798 and the prevailing market interest rates and volatilities at December 31, 2007. The values as at
December 31, 2006 were based on a gold price of $636.30 per ounce, exchange rates of $/R7.0010 and A$/$0.7886 and the prevailing market interest rates and volatilities at that date.
The Company had the following net forward pricing commitments outstanding against future production as at
December 31, 2007.
Year
2008
2009
2010
2011
2012
2013-2015
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
22,817
21,738
14,462
12,931
11,944
12,364
96,256
$
per
oz
$314
$316
$347
$397
$404
$432
$357
*Forward contracts (Long) Amount (kg)
11,304
11,304
$
per
oz
$647
$647
Put options sold
Amount (kg)
25,962
3,748
1,882
1,882
1,882
3,764
39,120
$
per
oz
$682
$530
$410
$420
$430
$445
$607
Call options purchased
Amount (kg)
9,813
9,813
$
per
oz
$427
$427
Call options sold
Amount (kg)
58,570
45,950
36,804
39,385
24,460
39,924
245,093
$
per
oz
$521
$498
$492
$517
$622
$604
$535

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Year
2008
2009
2010
2011
2012
2013-2015
Total
RAND GOLD
Forward contracts
Amount (kg) 933 933
Rand per kg R116,335 R116,335
Call options sold Amount (kg) 2,986 2,986 2,986 8,958
Rand per kg R202,054 R216,522 R230,990 R216,522
AUD DOLLAR GOLD
Forward contracts
Amount (kg) 16,018 3,390 3,110 22,518
A$ per oz A$ 848 A$ 644 A$ 685 A$ 795
Put options sold Amount (kg) 7,465 7,465
A$ per oz A$ 882 A$ 882
Call options purchased Amount (kg) 3,110 1,244 3,110 7,464
A$ per oz A$ 680 A$ 694 A$ 712 A$ 696
Call options sold Amount (kg) 5,599 5,599
A$ per oz A$ 954 A$ 954
Delta (kg) (69,805) (70,154) (51,200) (51,137) (33,123) (47,702) (323,121)
**Total net gold:
Delta (oz) (2,244,280) (2,255,500) (1,646,116)
(1,644,090)    (1,064,928) (1,533,653)  (10,388,567)
Hedge delta as a percentage of current
production levels (%)***
41% 41% 30% 30%
19%             9%
24%
*
Indicates a long position from forward purchase contracts. The Company enters into forward purchase contracts as part of its strategy to manage and reduce the size of the hedge book.
**   The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2007.
***  Percentage based on 2007 full year production of 5,477,000 ounces.
Year
2008
2009
2010           2011
2012-2015
GOLD LEASE RATE SWAPS
Amount (‘000oz) 100,000 130,000 100,000
Gold borrowing cost associated with forward
contracts
(1)
Interest rate % 1.38 1.58 1.52
Amount (‘000oz) 1,168,000 898,000 641,000 423,000 205,000
Gold lease rate swaps
(2)
Interest rate % 1.75 1.81 1.83 1.83 1.84
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
(2)
The gold lease rate swaps are contracts where the Company receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the weighted average fixed rate that the Company will receive for that period.
Year            2008
2009
2010
2011
2012
2013-2015
Total
DOLLAR SILVER
Put options purchased
Amount (kg) 43,545 43,545
$ per oz $ 7.66 $ 7.66
Put options sold Amount (kg) 43,545 43,545
$ per oz $ 6.19 $ 6.19
Call options sold Amount (kg) 43,545 43,545
$ per oz $ 8.64 $ 8.64
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.     FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
The following table indicates the Company’s currency hedge position at December 31, 2007.
Year
2008
2009
2010
2011
2012            2013-2015
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)
35,000
35,000
Rand per $
R6.94
R6.94
Put options purchased
Amount ($)
120,000
120,000
Rand per $
R6.98
R6.98
Put options sold
Amount ($)
120,000
120,000
Rand per $
R6.65
R6.65
Call options sold
Amount ($)
135,000
135,000
Rand per $
R7.35
R7.35
AUD DOLLAR (000)
Forward contracts
Amount ($)
190,000
190,000
$ per A$
$0.84
$0.84
Put options purchased
Amount ($)
140,000
140,000
$ per A$
$0.83
$0.83
Put options sold
Amount ($)
140,000
140,000
$ per A$
$0.87
$0.87
Call options sold
Amount ($)
140,000
140,000
$ per A$
$0.81
$0.81
BRAZILIAN REAL DOLLAR
(000)
Forward contracts
Amount ($)
31,000
31,000
BRL per $
BRL 1.99
BRL 1.99
Put options purchased
Amount ($)
24,000
24,000
BRL per $
BRL 1.87
BRL 1.87
Call options sold
Amount ($)
68,000
68,000
BRL per $
BRL 1.92
BRL 1.92
As at December 31, 2007 certain of the hedging positions reported in the above tables were governed by early termination options in favor of certain counterparts. No termination options were exercised early.
Interest rate and liquidity risk
Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The Company is able to actively source financing at competitive rates.
The counterparts are financial and banking institutions of good credit standing.
Cash and loans advanced maturity profile
2007
2006
Maturity date
Currency
Fixed rate
investment
amount
(million)
Effective
rate
%
Floating
rate
investment
amount
(million)
Effective
rate
%
Fixed rate
investment
amount
(million)
Effective
rate
%
Floating
rate
investment
amount
(million)
Effective
rate
%
All less than one year
USD
32
4.3
66
4.0
35
5.1
64
4.5
ZAR
525
11.0
888
10.1
513
8.5
837
7.8
AUD
-
-
34
6.5
-
-
52
6.0
HKD
-
-
1
4.0
-
-
-
-
BRL
-
-
67
8.9
-
-
35
13.2
ARS
-
-
9
11.1
-
-
13
9.5
NAD
139
9.7
58
9.5
134
8.3
-
-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.       FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Borrowings maturity profile
Within one year
Between
one and two years
Between
two and five years
After five years
Currency
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Total
Borrowings
amount
(million)
$                    34
5.8
1,003
2.4                  376
8.5
1,413
ZAR               2,072
10.5
20             9.9
63             9.9                 165            9.8              2,320
AUD
172
7.7
172
BRL
1
5.0
1
Interest rate risk
Fixed for less than
one year
Fixed for between
one and three years
Fixed for greater than
three years
Currency
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Total
Borrowings
amount
(million)
$                       34                    5.8
1,378                    4.1                          1
6.7
1,413
ZAR                  2,072                  10.5
41                     9.9                       207                9.8                 2,320
AUD
172
7.7
172
BRL
1
5.0
1
Interest rate swaps
The Company previously entered into a convertible interest rate swap. The swap was a derivative instrument as defined by SFAS133. The swap, done on the back of the $1 billion Convertible Bond, converted the fixed coupon of 2.375% per annum into a LIBOR-based floating rate. The swap was not designated as a fair value hedge. The swap was terminated and settled during September 2005, based on the Company’s view of US dollar interest rates.
The Company previously entered into interest rate swap agreements to convert R750 million ($133 million) of its
R2,000 million ($354 million) ZAR denominated fixed rate Bond to variable rate debt. The swaps were not designated as fair value hedges. The interest rate swaps were terminated and settled during April 2005, based on the Company’s view of ZAR interest rates.
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
The combined maximum credit exposure at the balance sheet date amounts to $516 million (2006: $655 million) on a contract by contract basis. Credit risk exposure netted by counterparts amounts to $123 million (2006: $68 million). No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.
The table below provides a summary of the number, type and credit quality of AngloGold Ashanti’s hedge counterparts.
Number of Counterparts
Type
Credit Rating (Fitch)
1                                             International Bank
AA+
9                                             International Bank
AA
8                                             International Bank
AA-
3                                             International Bank
A+
1                                             International Bank
A
5                                             International Bank
A-
1
South African Bank
AAA(zaf) (International BBB+)
2
South African Bank
AA+(zaf) (International BBB+)
1
South African Bank
AA(zaf) (International BBB)
1
South African Bank
AA-(zaf) (International BBB)
4                                                Brazilian Bank
AAA(bra)
3                                                Brazilian Bank
AA+(bra)
2                                                Brazilian Bank
AA(bra)
1                                                Brazilian Bank
AA-(bra)
1
Trade Finance House
Not rated
AngloGold Ashanti does not anticipate non-performance by any counterparts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. In certain cases these estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company’s financial instruments, as measured at December 31, 2007 and 2006, are as follows (assets (liabilities)):
December 31, 2007
December 31, 2006
Carrying
amount
$
Fair
value
$
Carrying
amount
$
Fair
value
$
Cash and cash equivalents
477
477
471
471
Restricted cash
37
37
11
11
Short-term debt
(319)
(319)
(33)
(33)
Long-term debt
(1,564)
(1,564)
(1,472)
(1,484)
Derivatives                                                                                (2,563)
(1)
(4,342)
(1)
(1,524)
(1)
(2,954)
(1)
(1)
Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet normal purchase and sale exempted contracts.
The following is the fair value of the hedge book derivative (liabilities)/assets split by accounting designation
December 31, 2007
Normal
purchase
and
sale exemption
$
Cash flow
hedge
accounted
$
Non-hedge
accounted
$
Total
$
Forward sales type agreements
(1,044)
(336)
(236)
(1,616)
Option contracts
(708)
-
(2,030)
(2,738)
(1)
Foreign exchange contracts
-
4
7
11
Foreign exchange option contracts
-
-
(6)
(6)
Interest rate swaps – Gold
(27)
-
34
7
Total                                                                                              (1,779)
(332)
(2,231)
(4,342)
(1)
Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.
December 31, 2006
Normal purchase
and
sale exemption
$
Cash flow
hedge
accounted
$
Non-hedge
accounted
$
Total
$
Forward sales type agreements
(829)
(375)
(124)
(1,328)
Option contracts
(567)
-
(1,056)
(1,623)
(1)
Foreign exchange contracts
-
2
2
4
Foreign exchange option contracts
-
-
(12)
(12)
Interest rate swaps – Gold
(34)
-
39
5
Total                                                                                              (1,430)
(373)
(1,151)
(2,954)
(1)
Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.
Maturity profile of on-balance sheet derivatives, at carrying value
Total
$
2007
Assets
$
Liabilities
$
Amounts to mature within twelve months of balance sheet date
(2,266)
516
(2,782)
Amounts maturing between one and two years
(148)
-
(148)
Amounts maturing between two and five years
(123)
-
(123)
Amounts to mature thereafter
(26)
-
(26)
Total
(2,563)
516
(3,079)

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
Long-term debt
The fair value of listed fixed rate debt and the Convertible Bonds are shown at their quoted market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair value of volatility-based instruments are estimated based on market prices, volatilities and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market price for the contracts at
December 31, 2007 and 2006. The amounts include those contracts accounted for as normal purchase and sale exempt derivatives.
27.    ADDITIONAL CASH FLOW INFORMATION
2007
$
2006
$
2005
$
Non-cash items
Reported as non-cash items in the statements of consolidated cash flows are the following:
Interest paid during the year 71 82 57
Taxation paid during the year 180 110 22
28.    EMPLOYEE BENEFIT PLANS
Defined Benefit Plans
The Company has made provision for pension and medical schemes covering substantially all employees. The retirement schemes as at December 31, 2007, 2006 and 2005, consists of the following which reflects the following provision values:
2007
$
2006
$
2005
$
AngloGold Ashanti Pension Fund (asset) (36) (38) (8)
Post Retirement medical scheme for AngloGold Ashanti South African employees
168 159 188
Other defined benefit plans 9 11 10
Sub Total
141 132 190
Transferred to other non-current assets
AngloGold Ashanti Pension Fund 36 38 8
Post retirement medical scheme for Rand Refinery employees 3 2 2
Total Provision
180 172 200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.     EMPLOYEE BENEFIT PLANS (continued)
South Africa Defined Benefit Pension Fund
The plan is evaluated by independent actuaries on an annual basis as at December 31, of each year. The previous statutory valuation had an effective date of December 31, 2005, and was completed in June 2006. The next statutory valuation will have an effective date no later than December 31, 2008. The valuation as at December 31, 2007 was completed at the beginning of 2008. In arriving at their conclusions, the actuaries took into account reasonable long-
term estimates of inflation, increases in wages, salaries and pensions as well as returns on investments. The accumulated benefit obligation at December 31, 2007 is $218 million.
All South African pension funds are governed by the Pension Funds Act of 1956 as amended.
Information with respect to the Defined Benefit Fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:
Pension benefits
2007
$
2006
$
2005
$
Change in benefit obligation
Benefit obligation at January 1,
224
222
216
Service cost
7
7
6
Interest cost
18
16
14
Plan participants’ contributions
2
2
2
Actuarial loss
11
12
31
Increase as a result of transfers into the fund
1
-
-
Benefits paid
(12)                 (14)
(24)
Translation
6
(21)
(23)
Benefit obligation at December 31,
257
224
222
Change in plan assets
Fair value of plan assets at January 1,
262
230
204
Actual return on plan assets
27
62
57
Company contributions
6
6
13
Plan participants’ contributions
2
2
2
Increase as a result of transfers into the fund
1
-
-
Benefits paid
(12)                 (14)
(24)
Translation
7
(24)
(22)
Fair value of plan assets at December 31,
293
262
230
Funded status at end of year
36
38
8
Net amount recognized
36
38
8
Components of net periodic benefit cost
Service cost
7
7
6
Interest cost
18
16
14
Actuarial gains and losses
12
(28)
(10)
Expected return on assets
(28)
(22)
(16)
Net periodic benefit cost
9
(27)
(6)
Pension benefits
2007                2006
2005
Assumptions
Weighted-average assumptions used to determine benefit obligations at
December 31,
Discount rate
8.25%             8.00%
7.75%
Rate of compensation increase
(1)
6.00%             5.50%
5.00%
Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,
Discount rate
8.25%              8.00%
7.75%
Expected long-term return on plan assets
11.14%
10.50%
10.14%
Rate of compensation increase
(1)
6.00%
5.50%
5.00%
Pension increase
4.73%              4.28%
4.05%
(1)
The short-term compensation rate increase is 8% (2006: 6%) and the long-term compensation rate increase is 6% (2006: 5.5%).
The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.     EMPLOYEE BENEFIT PLANS (continued)
Pension benefits
2007
2006
Plan assets
AngloGold Ashanti’s pension plan asset allocations at December 31, 2007 and 2006, by asset category are as follows:
Asset Category
Equity securities
68% 68%
Debt securities 27% 28%
Other 5% 4%
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
2007                                                 2006
No. of
Shares
Percentage of
total assets
Fair Value
$
No. of
Shares
Percentage of
total assets
Fair Value
$
Related Parties
Investments held in related parties are summarized as follows:
Equity Securities
Anglo American plc
(1)
-
40,400                 0.8%
2
AngloGold Ashanti Limited
88,458
1.3%
4
32,960
0.6%
2
4
4
Other investments exceeding 5% of total plan
assets
Bonds
RSA R157 Government Bonds 13.5%
5.4%
16
-
(1)
During April 2006, AngloGold Ashanti Limited launched an
equity offering which reduced Anglo American plc’s interest in
AngloGold Ashanti Limited to 41.67%. During October 2007,
AA plc further reduced its investment in AngloGold Ashanti
Limited to 16.61%. As at December 31, 2007, AA plc held a
16.58% interest in AngloGold Ashanti Limited.
Cash Flows
Contributions
The Company expects to contribute $6 million (2007: $6 million) to its pension plan in 2008.
$
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2008
15
2009 15
2010 15
2011 15
2012 15
Thereafter 182

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.    EMPLOYEE BENEFIT PLANS (continued)
South Africa post-retirement medical benefits
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last actuarial valuation was performed at December 31, 2007.
Information with respect to the defined benefit liability, which includes post-retirement medical benefits for
AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:
Other benefits
2007
$
2006
$
2005
$
Change in benefit obligation
Benefit obligation at January 1, 159 188 166
Service cost 1 1 1
Interest cost 12 13 12
Plan participants contributions 5 5 5
Benefits paid (16) (17) (16)
Actuarial loss/(gain) 1 (14) 38
Translation 6 (17) (18)
Benefit obligation at December 31, 168 159 188
Unfunded status of the end of the year (168) (159) (188)
Net amount recognized (168) (159) (188)
Components of net periodic benefit cost
Service cost
1                    1                         1
Interest cost 12                  13 12
Actuarial gains and losses 1 (14) 38
14                     - 51
The assumptions used in calculating the above amounts are:
Discount rate 8.25% 8.00% 7.75%
Expected increase in health care costs 6.75% 4.75% 5.00%
Assumed health care cost trend rates at December 31,
Health care cost trend assumed for next year
6.75% 4.75% 5.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate) 6.75% 4.75% 5.00%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:
1-percentage point
increase
1-percentage point
decrease
Effect on total service and interest cost 2 (1)
Effect on post-retirement benefit obligation 17 (15)
Cash flows
Post-retirement medical plan
The Company expects to contribute $28 million (2007: $25 million) to the post-retirement medical plan in 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.     EMPLOYEE BENEFIT PLANS (continued)
Estimated future benefit payments
$ million
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:
2008 13
2009 13
2010 13
2011 14
2012 14
Thereafter 101
Other Defined Benefit Plans
Other plans comprise the following and have been aggregated in the tables of change in benefit obligations, change in plan assets and components of Net Periodic Benefit Cost.
Information with respect to the Ashanti Retired Staff pension plan, for the year ended December 31, is as follows:
The pension scheme provides a retirement benefit to former Ashanti employees which were based at the former
London office. The scheme is closed to new members and participants are either retired or deferred members. The plan is evaluated by actuaries on an annual basis using the projected unit credit funding method. No contributions are made to the plan and it is funded with a marginal shortfall.
2007                2006
2005
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate
5.50% 5.00% 5.00%
Weighted-average assumptions used to determine net periodic benefit cost at December 31,
Discount rate
5.50% 5.00% 5.00%
Expected long-term return on plan assets 6.81% 6.13% 6.07%
Pension increase 2.00% 2.50% 2.50%
The expected long-term return on plan assets is determined using the after tax return of domestic bonds, fixed deposits and equity securities.
2007
2006
Plan assets
The Ashanti Retired Staff defined benefit pension plan asset allocations at
December 31, 2007 and 2006, by asset category are as follows:
Asset Category
Equity securities
59% 55%
Debt securities 36% 40%
Cash 5% 4%
Property - 1%
100% 100%
Information with respect to the Obuasi Mines Staff Pension Scheme, for the year ended December 31, is as follows:
The scheme provides monthly payments in the Ghanaian currency (indexed to the US dollar) to retirees until death.
The benefits for the scheme are based on years of service and the compensation levels of the covered retirees. The scheme is closed to new members and all the scheme participants are retired. The scheme is unfunded and accordingly, no assets related to the scheme are recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.     EMPLOYEE BENEFIT PLANS (continued)
2007                2006
2005
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate
4.50% 5.00% 4.00%
Weighted-average assumptions used to determine net periodic benefit cost at December 31,
Discount rate
4.50% 5.00% 4.00%
Pension increase 4.50% 4.50% 3.00%
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
The Retiree Medical Plan is a non-contributory defined benefit plan. This plan was last evaluated by independent actuaries in September 2007 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold Ashanti USA under the Retiree Medical Plan. The
Retiree Medical Plan reflected liabilities of $2 million (2006: $2 million, 2005: $2 million). The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.
Other
benefits
2007
Other
benefits
2006
Other
benefits
2005
The assumptions used in calculating the benefit obligations at
December 31,
Discount rate
4.50% 5.00% 5.50%
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
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate 8.25% 8.50% 7.75%
Expected increase in health care costs 6.75% 6.50% 5.75%
Expected return on plan assets 9.25% 8.50% 7.75%
Plan Assets
The asset allocation of the Nufcor South Africa post retirement medical fund at December 31, 2007 and 2006, by asset category is as follows:
Asset Category
Unit Trust Investment Funds
100% 100%
100%               100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.    EMPLOYEE BENEFIT PLANS (continued)
Information with respect to the Post Retirement Medical Plan and Obligation for the Rand Refinery Ltd
employees, for the year ended December 31, is as follows:
Other
benefits
2007
Other
benefits
2006
Other
benefits
2005
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate
8.25% 8.50% 7.75%
Expected increase in health care costs 6.75% 6.50% 5.75%
Expected return on plan assets 7.65% 7.77% 7.26%
Other
benefits
2007
Other
benefits
2006
Plan Assets
The asset allocation of the Rand Refinery post retirement medical fund at December 31,
2007 and 2006, by asset category is as follows:
Asset Category
Debt securities
76% 76%
Cash 24% 24%
100% 100%
North America Supplemental Employee Retirement Plan (SERP)
Certain former employees of Minorco (USA) Inc. were covered under the Minorco
(USA) Inc. Supplemental Employee Retirement Plan (the SERP), a non-
contributory defined benefit plan. The SERP was last evaluated by independent actuaries in September 2007 who took into account long-term estimates of inflation and mortality rates in determining the obligation of AngloGold Ashanti
USA under the SERP. The SERP reflected liabilities of $1 million
(2006: $1 million, 2005: $1 million). The SERP is an unfunded plan and is evaluated by actuaries on an annual basis using the projected benefit method.
2007               2006
2005
Weighted-average assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
4.50%             5.00%
5.50%
Weighted-average assumptions used to determine the net periodic benefit cost of the year:
Discount rate
4.50%             5.00%
5.50%
Pension increase
(1)
N/A                 N/A
N/A
(1)
Pension benefits are fixed and pension inflation thus not relevant.
Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:
2007
$
2006
$
2005
$
Change in benefit obligations
Balance at January 1,
19 18 41
Interest cost 1 - 2
Actuarial loss - 2 -
Settlements and curtailments - - (25)
Benefits paid
(1)                (1)
(2)
Translation
(1)                   -                    2
Balance at December 31, 18 19 18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.     EMPLOYEE BENEFIT PLANS (continued)
2007
$
2006
$
2005
$
Change in plan assets
Fair value of plan assets at January 1,
8 8 23
Actual return on plan assets - - 1
Settlements and curtailments - - (15)
Benefit paid - - (1)
Translation 1 - -
Fair value of plan assets at December 31, 9 8 8
Unfunded status at end of year (9) (11) (10)
Net amount recognized (9) (11) (10)
Components of net periodic benefit cost
Interest cost
1 - 2
Actuarial gains and losses - 2 -
Expected return on plan assets - - (1)
1 2 1
Cash flows
The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members. The Company does not make a contribution to these plans.
Estimated Future Benefit Payments
The following future benefit payments, which reflect the expected future service lives, as appropriate, are expected to be paid:
2008 1
2009 1
2010 1
2011 1
2012 1
Thereafter 13
Defined Contribution Funds
Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributions to retirement benefits for the year amounted to $51 million (2006: $40 million, 2005: $31 million).
Australia (Boddington and Sunrise Dam)
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the
Company of all these contributions amounted to $3 million (2006: $2 million, 2005: $2 million).
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old
Mutual Insurance Company. Both the Company and the employees contribute to this fund. AngloGold Ashanti Limited seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti Limited. The cost of providing retirement benefits for the year amounted to $1 million (2006: $1 million, 2005: $1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.   EMPLOYEE BENEFIT PLANS (continued)
Mali (Sadiola, Yatela and Morila)
The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the government social security fund, and the Company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold Ashanti Limited seconded employees in
Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with
AngloGold Ashanti Limited. The cost of providing retirement benefits for the year amounted to $1 million (2006:
$1 million, 2005: $2 million). The Sadiola, Yatela and Morila Joint Ventures are equity accounted. Refer to Note 15.
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security
Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the Company also makes a contribution on the employee’s behalf to the same fund. On leaving the Company, employees may withdraw their contribution from the fund. From July 2005, the Company has set up a supplemental provident fund which is administered by the Parastatal Provident Fund (PPF) with membership available to permanent national employees on a voluntary basis. The Company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold Ashanti Limited employees seconded in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti Limited. The Company contributes to the National Social Security Fund (NSSF) on behalf of expatriate employees. On termination of employment the
Company may apply for a refund of contributions from the NSSF.
North America (Cripple Creek & Victor)
AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti USA. AngloGold Ashanti
USA's contributions were $1 million (2006: $2 million, 2005: $2 million).
South America (AngloGold Ashanti Brasil Mineração, Cerro Vanguardia and Serra Grande)
The AngloGold Ashanti South America region operates defined contribution arrangements for their employees in Brazil.
These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL fund, similar to the American 401 (k) type of plan was started in December 2001. Administered by
Bradesco Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the Company in the country. Contributions amounted to $5 million (2006: $2 million, 2005:
$1 million).
Ghana and Guinea (Iduapriem, Obuasi and Siguiri)
Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invested mainly in Ghana and Guinea government treasury instruments, fixed interest deposits and other projects. The costs of these contributions for the year amounted to $4 million
(2006: $3 million, 2005: $3 million).
South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona)
South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the Company's assets. The cost of providing these benefits amounted to
$36 million (2006: $29 million, 2005: $20 million).
29.    SEGMENT AND GEOGRAPHICAL INFORMATION
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided. During 2007, the Company changed the method of allocating hedging to individual mines. In prior periods, forward contracts were allocated to each reporting segment, based on the then prevailing contractual relationship with the counterparty. Following the removal of certain counterparty restrictions and the granting of group level guarantees during 2006, the Company has applied an average received gold price across all reporting segments. The average received gold price for each mine is thus similar to the Company’s average received gold price which includes realized gains/losses on non-hedge derivatives. Where applicable, the corresponding items of segment information for all earlier periods presented have been restated to reflect this. This information is consistent with the information used by the Company’s Chief Operating Decision Maker in evaluating operating performance of, and making resource allocation decisions among operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.    SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Year ended December 31
Business segment data
2007
$
2006
$
2005
$
Revenues
Revenues from product sales:
  South Africa
1,472 1,513 1,215
  Argentina
129 118 99
  Australia
378 307 208
  Brazil
323 258 184
  Ghana
364 330 337
  Guinea
223 167 137
  Mali
278 317 242
  Namibia
52 50 36
  Tanzania
219 199 258
  USA
179 124 127
3,617 3,383 2,843
Less: Equity method investments included above (278) (317) (242)
Less: Gains on realized non-hedge derivatives included above (291) (383) (148)
Total revenues from product sales 3,048 2,683 2,453
Depreciation and amortization expense
   South Africa
301 324 248
  Argentina
18 35 22
  Australia
54 39 35
  Brazil
50 35 33
  Ghana
91 119 113
  Guinea
45 52 39
  Mali
23 50 60
  Namibia
6 7 7
  Tanzania
58 49 56
  USA
32 39 40
678 749 653
Less: Equity method investments included above (23) (50) (60)
Total depreciation and amortization expense 655 699 593
Segment income/(loss)
  South Africa
283 359 (38)
  Argentina
66 43 37
  Australia
132 82 39
  Brazil
70 92 60
  Ghana
(34)                 (65)                 (96)
  Guinea
(2)                 (16) 7
  Mali
91 126 39
  Namibia
10 19 11
  Tanzania
(150) (132) (35)
  USA
1 (13) (21)
  Other, including Corporate and Non-gold producing subsidiaries
(82) (54) (48)
Total segment income/(loss) 385 441 (45)
Reconciliation of segment income/(loss) to Net loss
   Segment total
385 441 (45)
  Exploration costs
(117) (58) (44)
  General and administrative expenses
(130) (140) (71)
  Market development costs
(16) (16) (13)
  Non-hedge derivative loss
(808) (208) (142)
  Other operating items
16 (16) (9)
  Taxation (expense)/benefit
(118) (122) 121
  Discontinued operations
2 6 (44)
  Minority interest
(28) (29) (23)
  Cumulative effect of accounting change
- - (22)
Net loss (814) (142) (292)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.    SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Year ended December 31
Business segment data
2007
$
2006
$
2005
$
Segment assets
   South Africa
3,337 3,093 3,019
Argentina 236 254 248
Australia 1,183 805 737
Brazil 674 544 371
Ghana 2,155 2,058 2,104
Guinea 371 357 349
Mali 291
(1)
280
(1)
309
(1)
Namibia 76 64 51
Tanzania 1,343 1,382 1,281
USA 528 507 429
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries 187 169 215
Total segment assets 10,381 9,513 9,113
Expenditure for additions to long-lived assets
   South Africa
411 321 347
Argentina 20 19 15
Australia 281 86 38
Brazil 141 186 85
Ghana 119 97 90
Guinea 21 16 36
Mali 9 6 12
Namibia 6 5 5
Tanzania 26 67 78
USA 23 13 8
Other, including Corporate and Non-gold producing subsidiaries 2 1 8
1,059 817 722
Less: Equity method investments included above (9) (6) (12)
Total expenditure for additions to long-lived assets 1,050 811 710
Geographical area data
Total revenues
  South Africa
1,504 1,531 1,226
  Argentina
130 118 101
Australia 379 309 210
Brazil 319 260 191
Ghana 364 330 338
Guinea 224 164 138
Mali 280 321 236
Namibia 54 51 36
Tanzania 224 198 257
USA 180 124 129
Other, including Corporate and Non-gold producing subsidiaries 8 13 7
3,666 3,419 2,869
Less: Equity method investments included above (280) (321) (236)
Less: Gains on realized non-hedge derivatives included above (291) (383) (148)
Total revenues 3,095 2,715 2,485
(1)
Investment held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.     SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Year ended December 31
Business segment data
2007
$
2006
$
2005
$
Long-lived assets by area
   South Africa
2,506 2,370 2,482
  Argentina
166 183 200
  Australia
975 650 606
  Brazil
568 454 299
  Ghana
1,928 1,875 2,002
  Guinea
235 254 286
  Mali
291
(1)
281
(1)
309
(1)
  Namibia
23 22 25
  Tanzania
1,105 1,121 1,079
  USA
396 367 347
  Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries 75 60 77
Total long-lived assets 8,268 7,637 7,712
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
At December 31, 2007, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 7,630,080 (December 31, 2006: 7,596,494), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date.
At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme from 300,000 to
5 percent of the 2.75 percent attributable to all schemes and plans adopted by shareholders (or 0.1375 percent of the total number of ordinary shares in issue at any one time). At December 31, 2007 the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme was 381,504 shares.

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
Total Plan Employee Costs
On December 31, 2007, the Company has five stock-based compensation plans, which are described below. Total compensation cost charged against income for these plans was $33 million, $42 million and $2 million for 2007, 2006 and 2005, respectively. During the year ended December 31, 2007, $1 million (2006: less than $1 million) income tax benefit was recognized in the income statement for share-based compensation arrangements, no income tax benefit was recognised in 2005. The Company did not capitalize compensation cost as part of the cost of an asset during any of these periods.
At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounts to 4,315,827
(2006: 3,396,674).
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
2007
Options
(000)
2007
Weighted-
average
exercise price
R
Outstanding at the beginning of the year
473
126
Granted
-                            -
Exercised
(266)                        126
Forfeited (terminations)
-
-
Outstanding at the end of the year
207
125
Exercisable at the end of the year
207
125
The total intrinsic value of options outstanding at year-end was R35 million (2006: R97 million), with a weighted average remaining contractual term of 2.4 years (2006: 3.5 years). The intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was R48 million, R76 million and R53 million, respectively.
During the years ended December 31, 2007, 2006 and 2005 the Company recognized less than $1 million,
$1 million and $nil million, respectively, compensation expense related to time-based awards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.    ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
·      Performance related options
As approved by shareholders at the general meeting held on April 30, 2002, performance related options granted vest in full, three years after date of grant, provided that the conditions on which the options were granted, namely related to the performance of the Company (growth in an adjusted earnings per share) as determined by the directors, are met. If the performance condition is not met at the end of the first three year period, then performance is re-tested each year over the ten year life of the option on a rolling three year basis. Options are normally exercisable, subject to satisfaction of the performance condition, between three and ten years from date of grant. As none of the performance criteria of the options issued in 2002 and 2003 were met in the initial three years, the grantor decided to roll the schemes forward on a “roll over reset” basis to be reviewed annually. The performance criteria of the options issued in 2002, 2003 and 2004 were achieved during 2006.
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
2007
Options
(000)
2007
Weighted-
average
exercise price
R
Outstanding at the beginning of the year
2,586
248
Granted
-
-
Exercised
(863)
246
Forfeited (terminations)
(85)
246
Outstanding at the end of the year
1,638
249
Exercisable at the end of the year
1,638
249
The total intrinsic value of options outstanding at year-end was R72 million (2006: R213 million), with a weighted average remaining contractual term of 6 years (2006: 7 years). The intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was R53 million and less than R1 million for 2006 and 2005, respectively.
All options which have not been exercised within ten years from the date on which they were granted automatically expire.
During the years ended December 31, 2007, 2006 and 2005 the Company recognized $3 million, $29 million and
$nil million, respectively, compensation expense related to performance related awards.
During 2007, a total of 1,128,574 common shares were issued under the share incentive scheme in terms of time-
based and performance awards.
As of December 31, 2007, there was no unrecognized compensation cost related to unvested stock options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.       ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
The weighted average of all options outstanding as at December 31, 2007, is as follows:
Range of exercise
Prices
R
Quantity of options within
range
(000)
Weighted average
exercise price
R
Weighted average
contractual life
Years
95 – 143 189 123.42 2.27
144 - 211 18 149.91 3.33
212 - 300 1,638 248.76 5.64
1,845
(1)
234.96                                   5.27
(1)
Represents a total of 206,960 time related options and 1,638,200 performance related options outstanding as at
December 31, 2007.
No options expired during the year ended December 31, 2007.
Since December 31, 2007 to and including April 30, 2008, 286,169 options have been exercised.
No grants were made with respect to the time related scheme options and performance related options during 2005,
2006 and 2007.
In accordance with APB No. 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. During the year ended
December 31, 2005 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants.
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
As a result of adopting SFAS123(R) on January 1, 2006, the Company’s loss before income taxes and net loss for the years ended December 31, 2007 and 2006, are $3 million and $31 million higher, respectively, than if it had continued to account for share-based compensation under APB No. 25. Basic and diluted loss per ordinary share for the years ended December 31, 2007 and 2006 would have been $2.91 and $0.41, respectively, if the Company had not adopted SFAS123(R), compared to reported basic and diluted loss per share of $2.92 and $0.52, respectively.
SFAS123(R) requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement did not impact the Company’s cash flow disclosure for the years ended December 31, 2007, 2006 and 2005.
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation in 2005. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option pricing model and amortized to expense over the options’ vesting periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.       ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
Year Ended December 31, 2005
(in millions, except per share data)
$
Net loss, as reported
(292)
Add: Unearned stock awards compensation expense, calculated under APB No. 25
2
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects
(2)
Pro forma net loss
(292)
Loss per ordinary share (cents)
Basic – as reported
(110)
Basic – pro forma
(110)
Diluted – as reported
(1)
(110)
Diluted – pro forma
(1)
(110)
(1)
The calculation of diluted loss per common share for 2005 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period. The calculation of diluted loss per common share for 2005 did not assume the effect of 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.
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
An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years’ service. The board is required to determine a BSP award value and this will be converted to a ‘share’
amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.
During 2007 a total of 40,708 common shares were issued in terms of the BSP rules.
The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value determined by the board.
For awards made, the following information is presented:
Award date                                                                                                        2007
2006
2005
Calculated fair value 322.00 308.00 197.50
Vesting date January 1, 2010 March 8, 2009 May 4, 2008
Expiry date December 31, 2016 March 7, 2016 May 3, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.    ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:
2007
(000)
2007
Weighted-
average
exercise price
R
Outstanding at the beginning of the year
481
-
Granted
297
-
Exercised
(41)                             -
Forfeited (terminations)
(51)                             -
Outstanding at the end of the year
686
-
Exercisable at the end of the year
-
-
The total intrinsic value of awards outstanding at year-end was R201 million (2006: R159 million), with a weighted average remaining contractual term of 8 years (2006: 9 years). The intrinsic value of awards exercised during the years ended December 31, 2007 and 2006 was R13 million and R1 million, respectively. No awards were exercised during
2005.
Long-Term Incentive Plan (LTIP)
The LTIP is an equity settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the Company based on the achievement of stretched Company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers/management and selected members of senior management of participating companies. Participating companies include AngloGold Ashanti, any subsidiary of
AngloGold Ashanti or a company under the control of AngloGold Ashanti, unless the board excludes such a company.
An award in terms of the LTIP may be granted at any date during the year that the board of the Company determine and may even be more than once a year. The board is required to determine an LTIP award value and this will be converted to a ‘share’ amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.
The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value determined by the board.
The main performance conditions in terms of the LTIP issued in 2005 are:
·   up to 40 percent of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
·   up to 40 percent of an award will be determined by real growth (above US inflation) in an adjusted earnings per share over the performance period;
·   up to 20 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
·   three-years’ service is required.

The main performance conditions in terms of the LTIP issued in 2006 and 2007 are:
·   up to 40 percent of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
·   up to 30 percent of an award will be determined by an adjusted earnings per share compared to a planned adjusted earnings per share over the performance period;
·   up to 30 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
·   three year’s service is required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.     ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
For awards made, the following information is presented:
Award date                                                                                                       2007
2006
2005
Calculated fair value 322.00 327.00 197.50
Vesting date January 1, 2010 August 1, 2009 May 4, 2008
Expiry date December 31, 2016 July 31, 2016 May 3, 2015
A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:
2007
(000)
2007
Weighted-
average
exercise price
R
Outstanding at the beginning of the year
661
-
Granted
322
-
Exercised
-
-
Forfeited (terminations)
(200)
-
Outstanding at the end of the year
783
-
Exercisable at the end of the year
-
-
The total intrinsic value of awards outstanding at year-end was R230 million (2006: R218 million), with a weighted average remaining contractual term of 8 years (2006: 9 years). No awards were exercised during 2007, 2006 and
2005.
During the years ended December 31, 2007, 2006 and 2005 the Company recognized a compensation expense of
$12 million, $9 million and $2 million, respectively, related to BSP and LTIP awards.
As of December 31, 2007, there was $19 million of unrecognized compensation cost related to unvested awards of the
BSP and LTIP plans. This cost is expected to be recognized over a weighted-average period of approximately 2 years.
Employee Share Ownership Plan (ESOP)
On December 12, 2006, AngloGold Ashanti announced the finalization of the Bokamoso Employee Share Ownership
Plan (Bokamoso ESOP) with the National Union of Mineworkers, Solidarity and United Association for employees of the
South African operations. The Bokamoso ESOP creates an opportunity for AngloGold Ashanti and the unions to ensure a closer alignment of the interest between South African based employees and the Company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.
In order to facilitate these transactions the Company established a trust to acquire and administer the ESOP shares.
AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The Company also undertook an empowerment transaction with a
Black Economic Empowerment investment vehicle, Izingwe Holdings (Proprietary) Limited (Izingwe) and recorded a cost of $19 million during 2006, which was included in general and administrative expenses. The Company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary share are:
·   AngloGold Ashanti will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the
    ESOP and Izingwe cancellation formula, respectively;
·   the E ordinary shares will not be listed;
·   the E ordinary shares which are not cancelled will be converted into ordinary shares; and
 ·   the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the Company from time to time and a further one-half is included in the calculation of the strike price calculation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.    ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
The award of free shares to employees:
The fair value of each free share awarded in 2007 is R306 (2006: R320). The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests in 2009, and each subsequent year up to expiry date of November 1, 2013.
A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:
2007
(000)
2007
Weighted-
average
exercise price
R
Outstanding at the beginning of the year
929
-
Granted
77
-
Exercised
(47)
-
Forfeited (terminations)
(49)
-
Outstanding at the end of the year
910
-
Exercisable at the end of the year
-
-
The total intrinsic value of awards outstanding at year-end was R267 million (2006: R306 million), with a weighted average remaining contractual term of 4 years (2006: 5 years). The intrinsic value of awards exercised during the year ended December 31, 2007 was R14 million. No awards were exercised during 2006 and 2005.
The award of E ordinary shares to the employees:
The average fair value of the E ordinary shares awarded to employees in 2007 was R79 (2006: R105). Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the original 2006 award, the Company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in the tranche will be converted to ordinary shares for the benefit of the employees. All unexercised awards will be cancelled on May 1, 2014.
The value of each share granted is estimated on the date of grant using the Black-Scholes option-pricing model. The
Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of awards granted is derived from historical data on employee exercise behavior. Expected volatility is based on the historical volatility of the Company’s stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the Company’s recorded compensation expense could have been different from that reported. The Black-Scholes option-pricing model used the following assumptions for the years ended
December 31, 2007 and 2006, weighted-average risk free interest rates of 7% (2006: 7%); dividend yield of 2.06%
(2006: 2.30%) and volatility of 33% (2006: 36%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.    ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
A summary of E ordinary shares, awarded to employees, showing movement from the beginning of the year to the end of the year, is presented below:
2007
Options
(000)
2007
Weighted-
average
exercise price
R
Outstanding at the beginning of the year
2,786
289
Granted
232
307
Exercised
(140)
298
Forfeited (terminations)
(147)
297
Outstanding at the end of the year
2,731
307
Exercisable at the end of the year
-
-
The options outstanding at year-end had no intrinsic value as the share price at year-end of R293 was lower than the weighted average exercise price of R307 (2006: total intrinsic value of awards outstanding totaled R114 million). The options have a weighted average remaining contractual term of 4 years (2006: 5 years). The intrinsic value of options exercised during the year ended December 31, 2007 was R1 million. No awards were exercised during 2006 and 2005.
Weighted average exercise price is calculated as the initial grant price of R288 plus interest factor less dividend apportionment. This value will change on a monthly basis.
During the years ended December 31, 2007 and 2006, the Company recognized a compensation expense of
$18 million and $3 million, respectively, related to the ESOP scheme.
As of December 31, 2007, there was $45 million of unrecognized compensation cost related to unvested awards of the
ESOP scheme. This cost is expected to be recognized over the scheme term of 6 years.
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
The Scorecard allows for a portion of ‘offset’ against the HDSAs equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognized in terms of a framework currently being devised by the South African government.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
31.   MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT (continued)
AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past (estimated to have been equivalent to 20 percent of AngloGold Ashanti’s South African production as at August 1, 2005, when its applications for the conversion of its West Wits and Vaal River mineral rights from old order to new order mineral rights were approved). Furthermore, at the end of 2006 AngloGold Ashanti implemented an Employee Share Ownership
Program (ESOP) and Black Economic Empowerment (BEE) transaction, collectively with a value equivalent to approximately 6 percent of its South African assets as calculated under IFRS. This is consistent with the Company’s stated strategic intention to develop means of promoting broad based equity participation in the Company by HDSAs and with an undertaking made to the DME as a condition for the granting to the Company of its new order mining rights.
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
AngloGold Ashanti was informed on August 1, 2005, by the Director General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines, had been successful. These applications relate to all of its existing operations in South Africa. The notarial agreements for the converted West Wits mining right and Block 1C11 new mining rights have been executed and registered as well as the agreements for Jonkerskraal, Weltevreden, Moab Extension Area and the new right for Edom, all of which form part of the Vaal River operations. Two notarial agreements relating to the Vaal River operations are pending.
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
The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations to comply with the MPRDA or the conditions of the notarial agreement fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities.
AngloGold Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with the Company’s South African operations in light of the new, as well as existing, environmental requirements.
The South African government has announced the details of the proposed new legislation whereby new order rights will be subject to a State royalty. The third draft of the Mineral and Petroleum Resources Royalty Bill was published on
December 6, 2007 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation. It is estimated that the formula could translate to a royalty rate of more than 4 percent of gross sales in terms of current pricing assumptions. The latest proposal results in a large increase from the 1.5 percent rate proposed in the second draft in 2006, and the Company is making representations to the government through the South
African Chamber of Mines to retain the proposed 1.5 percent rate. The payment of royalties is currently scheduled to begin on May 1, 2009, if the Bill is passed by Parliament in its current form.

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
IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Note 20 and Note 24. The following is condensed financial information of the registrant and consolidating financial information for the Company as of December 31, 2007 and 2006 and for the years ended
December 31, 2007, 2006 and 2005, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.     CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)
2007
$
AngloGold Ashanti
2007
$
IOMco
2007
$
Other subsidiaries
2007
$
Cons adjustments
2007
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Sales and other income
1,432
3
1,670
(10)
3,095
Product sales
1,399
-
1,650
(1)
3,048
Interest, dividends and other
33
3
20
(9)
47
Costs and expenses
1,484
(49)
2,330
41
3,806
Production costs
864
-
1,053
-
1,917
Exploration costs
4
-
113
-
117
Related party transactions
(16)
-
-
-
(16)
General and administrative expenses/(recoveries)
108
(107)
66
63
130
Royalties paid
-
-
70
-
70
Market development costs
10
-
6
-
16
Depreciation, depletion and amortization
296
-
359
-
655
Impairment of assets
-
-
1
-
1
Interest expense
27
36
12
-
75
Accretion expense
9
-
11
-
20
Employment severance costs
5
-
14
-
19
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other
(11)
22
21
(22)
10
Mining contractor termination costs
-
-
-
-
-
Non-hedge derivative loss and other commodity contracts
188
-
604
-
792
(Loss)/income before income tax provision
(52)
52
(660)
(51)
(711)
Taxation expense
(34)
(2)
(82)
-
(118)
Minority interest
-
-
(28)
-
(28)
Equity income/(loss) in affiliates
59
(18)
-
-
41
Equity (loss)/income in subsidiaries
(785)
-
-
785
-
(Loss)/income from continuing operations
(812)
32
(770)
734
(816)
Discontinued operations
2
-
-
-
2
(Loss)/income after discontinued operations
(810)
32
(770)
734
(814)
Preferred stock dividends
(4)
-
(5)
9
-
(Loss)/income before cumulative effect of accounting change
(814)
32
(775)
743
(814)
Cumulative effect of accounting change
-
-
-
-
-
Net (loss)/income applicable to common stockholders
(814)
32
(775)
743
(814)
F79
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.    CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)
2006
$
AngloGold Ashanti
2006
$
IOMco
2006
$
Other subsidiaries
2006
$
Cons adjustments
2006
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Sales and other income
1,370
5
1,355
(15)
2,715
Product sales
1,347
-
1,336
-
2,683
Interest, dividends and other
23
5
19
(15)
32
Costs and expenses
1,297
(61)
1,547
28
2,811
Production costs
683
-
854
2
1,539
Exploration costs
4
-
54
-
58
Related party transactions
(6)
-
-
-
(6)
General and administrative expenses/(recoveries)
129
(77)
60
28
140
Royalties paid
-
-
59
-
59
Market development costs
8
-
8
-
16
Depreciation, depletion and amortization
321
-
378
-
699
Impairment of assets
-
-
1
5
6
Interest expense
30
38
9
-
77
Accretion expense
8
-
5
-
13
Employment severance costs
7
-
15
-
22
Profit on sale of assets, realization of loans, indirect taxes and other
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
(8)
15
-
(Loss)/income before cumulative effect of accounting change
(142)
54
(270)
216
(142)
Cumulative effect of accounting change
-
-
-
-
-
Net (loss)/income applicable to common stockholders
(142)
54
(270)
216
(142)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.     CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)
2005
$
AngloGold Ashanti
2005
$
IOMco
2005
$
Other subsidiaries
2005
$
Cons adjustments
2005
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Sales and other income
1,170
22
1,318
(25)
2,485
Product sales
1,153
-
1,300
-
2,453
Interest, dividends and other
17
22
18
(25)
32
Costs and expenses
1,292
76
1,512
(32)
2,848
Production costs
785
-
857
-
1,642
Exploration costs
5
-
39
-
44
Related party transactions
39
-
(2)
-
37
General and administrative expenses/(recoveries)
58
39
8
(34)
71
Royalties paid
-
-
39
-
39
Market development costs
8
-
5
-
13
Depreciation, depletion and amortization
218
-
375
-
593
Impairment of assets
80
-
61
-
141
Interest expense
28
35
17
-
80
Accretion expense
4
-
1
-
5
Employment severance costs
25
-
1
-
26
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other
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
F81
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32.     CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)
2007
$
AngloGold Ashanti
2007
$
IOMco
2007
$
Other subsidiaries
2007
$
Cons adjustments
2007
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
ASSETS
Current Assets
1,549                             2,636                                 4,923                             (6,995)
2,113
Cash and cash equivalents
188
40
249
-
477
Restricted cash
26                                    -                                     11                                      -
37
Receivables and other current assets
1,335
2,596
4,663
(6,995)
1,599
Trade and other receivables and deferred taxation assets
284
9
190
(3)
480
Inter-group balances
784
2,587
3,621
(6,992)
-
Derivatives
182                                    -                                   334                                      -
516
Inventories
70                                    -                                   453                                      -
523
Materials on the leach pad
-
-
49
-
49
Assets held for sale
15
-
16
-
31
Property, plant and equipment, net
1,953                                    -
3,574                                       -
5,527
Acquired properties, net
258                                    -
1,022                                       -
1,280
Goodwill
-                                247                                   589                                (267)
569
Other intangibles, net
-                                    -                                     22                                      -
22
Derivatives
-                                    -                                       -                                      -
-
Other long term inventory
-                                    -                                     84                                      -
84
Materials on the leach pad
-                                    -                                    190                                     -
190
Other long-term assets and deferred taxation assets
2,263                              2,461
516                              (4,644)
596
Total assets
6,023                              5,344                              10,920                             (11,906)
10,381
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
2,277                                  64
8,422
(6,968)
3,795
Accounts payable and other current liabilities
200
-
438
(4)
634
Inter-group balances
815
53
6,096
(6,964)
-
Derivatives
978                                    -
1,804                                       -
2,782
Short-term debt
304                                    9                                      6                                      -
319
Tax
(21)
2                                     78                                      -
59
Liabilities held for sale
1
-
-
-
1
Other non-current liabilities
134                                    -                                   106                                  (94)
146
Long-term debt
36                              1,306
222
-
1,564
Derivatives
90                                    -                                   207                                      -
297
Deferred taxation liabilities
627                                    -                                   702                                    16
1,345
Provision for environmental rehabilitation
140                                    -                                   254                                      -
394
Other accrued liabilities
-                                    -                                     45                                      -
45
Provision for pension and other post-retirement medical benefits
167                                    -                                     13                                      -
180
Minority interest
-                                    -                                     62                                      1
63
Commitments and contingencies
-                                    -                                       -                                      -
-
Stockholders’ equity
2,552                             3,974
887                              (4,861)
2,552
Stock issued
10                             3,625
901                              (4,526)
10
Additional paid in capital
5,607
89
332
(421)
5,607
Accumulated (deficit)/profit
(2,440)
260
(1,511)
1,251
(2,440)
Accumulated other comprehensive income
(625)
-
1,165
(1,165)
(625)

Total liabilities and stockholders’ equity
6,023                              5,344                              10,920                             (11,906)
10,381
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
2007
$
AngloGold Ashanti
2007
$
IOMco
2007
$
Other subsidiaries
2007
$
Cons adjustments
2007
$
Total
(the “Guarantor”)
(the “Issuer”)
(the “Non-Guarantor
subsidiaries”)
Net cash provided by/(used) in operating activities
304
(346)
612
(9)
561
Net (loss)/income – applicable to common stockholders
(814)
32
(775)
743
(814)
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change
-
-
-
-
-
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other
(11)
22
25
(22)
14
Depreciation, depletion and amortization
296
-
359
-
655
Deferred stripping costs
-
-
-
-
-
Impairment of assets
-
-
1
-
1
Deferred taxation
(51)
-
(22)
-
(73)
Other non cash items
880
(82)
792                           (730)
860
Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits
36
-
54
-
90
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
(51)
(319)
370
-
-
Receivables
(11)
(1)
(65)
-
(77)
Inventories
(12)
-
(228)
-
(240)
Accounts payable and other current liabilities
44
2
101
-
147
Net cash provided by/(used) in continuing operations
306
(346)
612
(9)
563
Net cash used in discontinued operations
(2)
-
-
-
(2)
Net cash (used)/generated in investing activities
(340)
-
(691)
-                       (1,031)
Acquisition of assets
-
-
(40)
-
(40)
Increase in non-current investments
-
-
(27)
-
(27)
Additions to property, plant and equipment
(371)
-
(644)
-
(1,015)
Proceeds on sale of mining assets
14
-
15
-
29
Proceeds of sale of discontinued assets
1
-
-
-
1
Proceeds on sale of available for sale investments
-
-
25
-
25
Dividends from available for sale investments
2
-
-
-
2
Cash effects from hedge restructuring
14
-
5
-
19
Net loans repaid/(advanced)
-
-
-
-
-
Change in restricted cash
-
-
(25)
-
(25)
Net cash generated by financing activities
39
354
60
9
462
Net changes in short-term debt
-
(275)
73
-
(202)
Issuance of stock
34
88
(88)
-
34
Share issue expenses
-
-
-
-
-
Net changes in long-term debt
-
497
28
-
525
Cash effects from hedge restructuring
86
-
163
-
249
Dividends (paid)/received
(81)
44
(116)
9
(144)
Net increase/(decrease) in cash and cash equivalents
3
8
(19)
-
(8)
Effect of exchange rate changes on cash
5
-
9
-
14
Cash and cash equivalents – January 1
180
32
259
-
471

Cash and cash equivalents – December 31,
188
40
249
-
477
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
(270)
216
(142)
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change
-
-
-
-
-
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other
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
543
(119)
362
(15)
771
Net cash used in discontinued operations
(1)
-
-
-
(1)
Net cash (used)/generated in investing activities
(304)
5
(312)
-
(611)
Acquisition of assets
-
-
-
-
-
Increase in non-current investments
(59)
(10)
49
-
(20)
Additions to property, plant and equipment
(317)
-
(494)
-
(811)
Proceeds on sale of mining assets
5
-
52
-
57
Proceeds of sale of discontinued assets
9
-
-
-
9
Proceeds on sale of available for sale investments
-
-
11
-
11
Dividends from available for sale investments
-
-
-
-
-
Cash effects from hedge restructuring
58
-
83
-
141
Net loans repaid/(advanced)
-
15
(10)
-
5
Change in restricted cash
-
-
(3)
-
(3)
Net cash (used)/generated by financing activities
(57)
110
51
15
119
Net changes in short-term debt
(118)
-
-
-
(118)
Issuance of stock
112
330
70
-
512
Share issue expenses
(5)
-
-
-
(5)
Net changes in long-term debt
-
(220)
(56)
-
(276)
Cash effects from hedge restructuring
68
-
70
-
138
Dividends (paid)/received
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
(156)
212
(292)
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change
22
-
-
-
22
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other
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
289
(327)
441
(25)
378
Net cash used in discontinued operations
(31)
-
-
-
(31)
Net cash (used)/generated in investing activities
(295)
10
(339)
-
(624)
Acquisition of assets
-
-
-
-
-
Increase in non-current investments
-
(15)
(12)
-
(27)
Additions to property, plant and equipment
(349)
-
(361)
-
(710)
Proceeds on sale of mining assets
-
10
(2)
-
8
Proceeds of sale of discontinued assets
4
-
-
-
4
Proceeds on sale of available for sale investments
-
-
1
-
1
Dividends from available for sale investments
-
-
-
-
-
Cash effects from hedge restructuring
55
-
29
-
84
Net loans (advanced)/repaid
(5)
15
(11)
-
(1)
Change in restricted cash
-
-
17
-
17
Net cash generated/(used) by financing activities
6
300
(131)
25
200
Net changes in short-term debt
126
-
(273)
-
(147)
Issuance of stock
9
-
-
-
9
Share issue expenses
-
-
-
-
-
Net changes in long-term debt
1
300
151
-
452
Cash effects from hedge restructuring
31
-
24
-
55
Dividends (paid)/received
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
33.   SUBSEQUENT EVENTS
Golden Cycle acquisition
On January 14, 2008, AngloGold Ashanti announced that it had agreed to acquire 100 percent of Golden Cycle Gold
Corporation (GCGC) through a transaction in which GCGC’s shareholders will receive 29 AngloGold Ashanti ADRs for every 100 shares of GCGC common stock held. GCGC holds a 33 percent shareholding in Cripple Creek & Victor while
AngloGold Ashanti holds the remaining 67 percent. The transaction will result in Cripple Creek & Victor being wholly-
owned by AngloGold Ashanti. The transaction is subject to a number of regulatory and statutory approvals, including approval by GCGC shareholders. The transaction, at the date of announcement, was valued at approximately
$149 million.
Investment in B2Gold Corp
On February 14, 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement
(MOA) with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between
AngloGold Ashanti and B2Gold to be amended to provide that B2Gold acquire from AngloGold Ashanti additional interest in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti 25 million common shares and 21.4 million common share purchase warrants in B2Gold. Subsequently, the transaction was finalized, as announced by AngloGold Ashanti on May 16, 2008.
Eskom power supply
On April 14, 2008, it was announced that, following the stabilization of power provided by Eskom (the South African electricity supply body) to the South African operations during the quarter, AngloGold Ashanti forecast the first quarter production to be approximately 1.19 million ounces. The revised production outlook was approximately 8 percent above guidance provided in the fourth quarter of 2007. AngloGold Ashanti had also fully delivered into maturing hedge contracts during the quarter. On January 25, 2008, the South African national power supplier, Eskom, had communicated that it could not guarantee power supply to AngloGold Ashanti’s South African operations. Precautionary steps were taken for the safety of employees, including ceasing the transportation of employees underground to carry-out mining activities and the cessation of milling activities. Following extensive discussions with Eskom and the South African government, Eskom agreed to guarantee a power supply equivalent to 90 percent of previous supply and undertook to more reliably warn companies when power outages may occur. Mining operations resumed on Wednesday,
January 30, 2008 at AngloGold Ashanti’s South African mines and in late March 2008, Eskom increased power supply to 96.5 percent of previous levels. At these power levels and as a result of the Company’s previously implemented and ongoing initiatives to improve its energy efficiencies, the Company has been able to restore production back to
100 percent of previous capacity. Since 2004, AngloGold Ashanti and Eskom have undertaken and committed funds and other resources to various initiatives to improve energy efficiencies and reduce power consumption at AngloGold
Ashanti’s South African mines. These combined efforts have resulted in a decline in the use of electricity, fuel and coal and have to date achieved a 17 percent improvement in energy efficiencies at the Company’s South African operations.
AngloGold Ashanti views these initiatives as being important not only in the light of power shortages and related disruption to its mining operations but also in that it anticipates that these initiatives will assist in managing future operating cost increases in the light of anticipated increases in unit electrical power, fuel and other energy costs.
Rights issue
On May 6, 2008, AngloGold Ashanti announced that it intends to proceed, subject to certain conditions, with an approximate one-for-four renounceable rights offer, which would result in AngloGold Ashanti issuing approximately
69.4 million shares at a minimum share price of ZAR172 raising approximately ZAR11.9 billion ($1.6 billion based on an exchange rate of ZAR7.56/$1.00 on May 5, 2008). The proposed rights offer is being fully underwritten subject to certain customary conditions. The final rights offer price will be announced at the time of the announcement of the rights offer. The proposed rights offer will materially change the number of common shares in issue. The proposed rights offer will be subject to approval at a general meeting of AngloGold Ashanti shareholders to be held on
May 22, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
33.   SUBSEQUENT EVENTS (continued)
The principal purpose of the rights offer is to provide AngloGold Ashanti with additional financial resources to improve its financial flexibility. In particular, the net proceeds from the rights offer will allow AngloGold Ashanti both to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years, while also being able to continue to fund its principal development projects and exploration growth initiatives. Pending this use of proceeds, the net proceeds of the rights offer may, in the interim, be used by AngloGold Ashanti to reduce its short-term borrowings and the borrowings outstanding on AngloGold Ashanti’s revolving credit facility or retained as cash and invested in accordance with AngloGold Ashanti’s cash management policies.

SOCIÉTÉ DES MINES DE MORILA S.A.
FINANCIAL STATEMENTS
for the year ended December 31, 2007
Registration number: 15430
Incorporated in the Republic of Mali

Société des Mines de Morila S.A.
Financial Statements
for the year ended December 31, 2007
Report of Independent Registered Public Accounting Firm
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
PricewaterhouseCoopers Inc.
Director: Faan Lombard
Registered Auditor
Sunninghill, South Africa
March 9, 2006

Société des Mines de Morila S.A.
Income Statements
for the years ended December 31,
Note
Unaudited
2007
$’000
2006
$’000
2005
$’000
Restated
(note 2.5)
Revenue 319,218 314,878 295,909
Operating costs (151,346) (156,552) (158,981)
13 167,872 158,326 136,928
Other expenditure – net (24,857) (370) (4,860)
- interest received 362 651 435
- finance charges (3,392) (3,146) (3,811)
- other (expenses) / income, net (21,827) 2,125 (1,484)
Profit before taxation 143,014 157,956 132,068
Taxation                                                                      14
(50,206) (57,717) (267)
Net profit attributable to Equity Shareholders 92,808 100,239 131,801
The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Balance sheets
At December 31,
Unaudited
2007
2006
Note
$’000
$’000
ASSETS
Non current assets
211,085 202,719
Mining assets 8 77,159 88,427
Deferred tax asset 9 3,084 6,261
Non-current receivables 10 28,822 12,422
Long-term ore stockpiles 11 102,020 95,609
Current assets
120,020 89 803
Inventories                                                                                           11
72,061 39,380
Accounts receivable 10 33,952 37,560
Prepaid expenses 14,007 8,435
Cash and cash equivalents - 4,428
Total assets
331,105 292,522
EQUITY AND LIABILITIES
Capital and reserves
Share capital 4 16 16
Distributable reserves 266,257 245,949
Shareholder’s equity
266,273 245,965
Non-current liabilities 20,484 22,044
Shareholder’s loan 5 3,860 3,689
Environmental rehabilitation provision 6 11,218 10,012
Interest bearing borrowings 7 5,406 8,343
Current liabilities 44,348 24,513
Accounts payable 12 22,495 17,058
Taxation payable 6,574 4,434
Short-term portion of interest bearing borrowings 7 2,715 3,021
Bank overdraft 12,564 -
Total shareholders’ equity and liabilities
331,105 292,522
The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Statements of changes in shareholders’ equity
for the years ended December 31,
Share
capital
$’000
Retained
income
$’000
Total
$’000
Balance at January 1, 2005
16                 179,609
179,625
Net profit for the year - 131,801 131,801
Dividends declared and paid - (89,700) (89,700)
Balance at December 31, 2005
16                 221,710
221,726
Net profit for the year - 100,239 100,239
Dividends declared and paid - (76,000) (76,000)
Balance at December 31, 2006
16                 245,949
245,965
Net profit for the year - 92,808 92,809
Dividends declared and paid - (72,500) (72,500)
Balance at December 31, 2007
16                 266,257
266,273
The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Cash flow statements
for the years ended December 31,
Note
Unaudited
2007
$’000
2006
$’000
2005
$’000
Restated
(note 2.5)
Cash flows from operating activities
Cash generated by operating activities before
changes in working capital
15.1                  159,369
177,764 160,006
Cash utilized by changes in working capital 15.2 (62,430) (56,224) (57,636)
Cash generated from operations 92,939 121,540 102,370
Taxation paid 15.3 (30,592) (36,960) (974)
Interest received 362 651 435
Interest paid -net (2,436) (2,982) (3,021)
Net cash flows generated by operating activities 60,273 82,249 98,810
Cash flows from investing activities
Additions to mining assets (1,694) (2,900) (4,355)
Net cash flows utilized in investing activities (1,694) (2,900) (4,355)
Cash flows from financing activities
Long term liabilities repaid (3,243) (2,826) (2,891)
Increase in shareholder loan 181 - -
Dividends paid (72,500) (76,000) (89,700)
Net cash flows utilized in financing activities (75,572) (78,826) (92,591)
Net increase/(decrease) in cash and equivalents (16,992) 524 1 864
Cash and equivalents at beginning of year 4,428 3,904 2,040
Cash and equivalents at end of year (12,564) 4,428 3,904
Cash at bank and in hand (12,564) 4,428 3,904
The principal non-cash transactions are the acquisition of mining assets through finance leases (note 7) and the off-set of income taxes against indirect tax receivables (note 15.3).
The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
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
2.1
Basis of preparation
These financial statements have been prepared in accordance with International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, as modified by certain financial assets and financial liabilities (including derivative instruments), which are carried at fair value.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The more significant areas requiring the use of management estimates and judgment relate to the determination of ore reserves that are the basis for future cash flow estimates and units-of-production depreciation calculations, future rehabilitation obligations, estimates of recoverable gold and other materials in gold in process and stockpiles, and asset impairments.
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
2.3
Foreign currency translation
(a)  Functional and presentation currency
The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency.
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

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
2.
Significant accounting policies (continued)
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
recorded.
b)    Long-lived assets
Long-lived assets including development costs and mine plant facilities are initially recorded at cost. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortisation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalised. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity, and are capitalised until commercial levels of production are achieved, after which the costs are amortised.
c)   Short-lived assets
Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.
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
e)    Impairment
The carrying amounts of the long-lived assets of the Company are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less cost to sell.
In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the Company’s credit-adjusted risk-
free rate. Working costs and sustaining capital expenditure are estimated based on the approved mine plan. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’
recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.
A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
2.
Significant accounting policies (continued)
The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.
2.5      Stripping costs
The Company changed its accounting policy on stripping costs under IFRS in the prior year. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy all stripping cost incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.
The change in the IFRS accounting policy resulted in the following adjustments to the amounts reported under IFRS:
US$000
December 31, 2005
Decrease in deferred stripping cost 9,217
Decrease/(increase) in ore stockpiles 20,856
Decrease in gold in process 127
Decrease in deferred taxation liability 3,067
Increase in deferred taxation asset 7,503
Decrease in opening retained earnings 34,038
US$000
Year ended
December 31, 2005
Increase in net profit 14,408
2.6      Inventories
Inventories, which include consumable stores, gold in process and ore stockpiled, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties.
All stockpile grades are currently being processed and all ore is expected to be fully processed. This does not include high grade tailings, which are carried at zero value due to uncertainty as to whether they will be processed through the plant.
The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design.
Consumable stores are valued at average cost after appropriate provision for redundant and slow moving items have been made.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
2.
Significant accounting policies (continued)
2.7
Interest and borrowing cost
Interest and borrowing cost is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalised as part of property, plant and equipment. Borrowing cost is capitalised as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably.
2.8      Financial instruments
Financial instruments are measured as indicated below. Financial instruments carried on the balance sheet include cash and cash equivalents, receivables, accounts payable and borrowings.
2.9      Receivables
Receivables are recognised initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortised cost using the effective interest method, less provision for impairment.
A provision for impairment of trade receivables is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of receivables.
Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired.
The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.
2.10    Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the balance sheet, bank overdrafts are included in current liabilities.
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

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
2.
Significant accounting policies (continued)
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
2.14   Accounts payable
Accounts payable and other short-term monetary liabilities, are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.
2.15   Employee benefits
(a) Post employment benefits
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
2.16   Finance Leases
Leases of plant and equipment where the Company assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the shorter of the lease term or useful lives of the assets.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
2.
Significant accounting policies (continued)
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
2.19    Current Taxation
Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the balance sheet date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
2.
Significant accounting policies (continued)
2.20    Deferred taxation
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for.
Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
2.21    Recent accounting pronouncements
a)
The following standards and interpretations which have been recently issued or revised have not been adopted early by the group. Their expected impact is discussed below:
IFRS 8 Operating Segments (effective for annual periods beginning on or after 1 January 2009)
The objective of this IFRS is to require entities to disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. The company will apply IFRS 8 from 1 January 2009, but it is not expected to have any impact on the accounts of the company.
IAS 23 Borrowing Costs (revised) (effective for accounting periods beginning on or after 1 January 2009).
The main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The company will apply IAS 23 (revised) from 1 January 2009, but it is not expected to have any impact on the accounts of the company as the policy currently applied is already in line with IAS 23.
IFRIC Interpretation 11 IFRS 2 Share-based Payment - Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). This interpretation addresses the classification of a share-based payment transaction (as equity- or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving accounts of the company.
IFRIC Interpretation 12 Service Concession Arrangements (effective for annual periods beginning on or after
1 January 2008). This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The company will apply IFRIC 12 from 1 January 2008, but it is not expected to have any impact on the accounts of the company.
IFRIC 13 Customer loyalty programmes (for annual periods beginning on or after 1 July 2008)
This interpretation addresses sale transactions in which the entities grant customers aware credits that, subject to meeting any further qualifying conditions, the customers can redeem in future for free discounted goods or services.
The company will apply IFRIC 13 from 1 July 2008, but it is not expected to have any impact on the accounts of the company.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
2.
Significant accounting policies (continued)
IFRIC 14 and IAS 19 The limits on defined asset, minimum funding requirements and their interaction – (for annual periods beginning on or after 1 January 2008). This interpretation clarifies when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS19, how a minimum funding requirement might affect the availability of reductions in future contributions and when a funding requirement might give rise to a liability. The company will apply IFRIC 14 from 1 January 2008, but it is not expected to have any impact on the accounts of the company.
b)     The Company has adopted the following standard which is effective for the first time this year. The impact is discussed below:
IFRS 7 Financial Instruments Disclosure and complementary amendment to IAS 1, Presentation of Financial
Statements –Capital Disclosures (effective for annual periods beginning on or after 1 January 2007). The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The adoption of IFRS 7 and the amendment to IAS 1 had a significant impact on disclosures.
c)
The group has adopted the following standards and interpretations which are effective for the first time this year without any significant impact:
IFRIC Interpretation 7, Applying the restatement approach under IAS 29, Financial Reporting in Hyperinflationary
Economies (effective for accounting periods beginning on or after 1 March 2006)
IFRIC Interpretation 8 Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006)
IFRIC Interpretation 9 Reassessment of Embedded Derivatives (effective for annual periods beginning on or after
1 June 2006)
IFRIC Interpretation 10 Interim Financial Reporting and Impairment (effective for annual periods beginning on or after
1 November 2006)
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
Future rehabilitation obligations
The net present value of current rehabilitation estimates have been discounted to their present value at 4% per annum
(2006: 6%), being an estimate of the cost of borrowings. Expenditure is expected to be incurred at the end of the mine life.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
3.
Critical accounting estimates and judgements (continued)
Determination of ore reserves
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
Number of shares
authorized and
issued
Unaudited
2007
$’000
2006
$’000
Morila Limited 800 13 13
Government of Mali 200 3 3
1,000 16 16

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
5.       Shareholder’s loan
Unaudited
2007
$’000
2006
$’000
Government of Mali 3,860 3,689
3,860 3,689
Made up of:
Principal 2,560 2,622
Deferred interest 1,300 1,067
3,860 3,689
The shareholder loan is denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum and has no fixed terms of repayment. The weighted average interest rate as at December 31, 2007 on the shareholders’ subordinated loans was 7% (December 31, 2006: 6.2%).
6.
Environmental rehabilitation provision
Unaudited
2007
$’000
2006
$’000
Opening balance 10,012 9,889
Accretion expense 601 593
Change in estimate 605 (470)
11,218
10,012
The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 4% per annum, being an estimate of the risk free pre-tax, cost of borrowing.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $14.86 million (December 31, 2006:
$13.2 million), the majority of which will only be expended at the end of the mine life.
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

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
6.
Environmental rehabilitation provision (continued)
While the ultimate closure costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency as these are clearly defined in the Company’s mining convention.
There are no other potentially responsible parties to consider for cost sharing arrangements.
The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.
7.
Interest Bearing Borrowings
Unaudited
2007
$’000
2006
$’000
a) Rolls Royce finance lease 6,754 9,569
b) Air Liquide finance lease 1,367 1,795
8,121               11,364
Less: Current portion of long term liabilities:
a) Rolls Royce finance lease 2,273 2,593
b) Air Liquide finance lease 442 428
2,715                  3,021
5,406                 8,343
a)
Rolls Royce finance lease
This lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which as at December 31, 2007 was approximately 23% (2006: 21%) per annum. The lease is collateralized by plant and equipment whose net book value at December 31, 2007 amounted to $8.9 million (2006: $10.3 million). Average annual lease payment of
$3.8 million (capital and interest) are payable in instalments over the term of the lease. Randgold Resources
Limited guaranteed the repayment of the lease.
b)
Air Liquide finance lease
The Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at
December 31, 2007 was approximately 3.09% (2006: 3.48%) per annum. The lease is collateralized by the production units whose net book value at December 31, 2007 amounted to $1.3 million (2006: $1.6 million).

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
7.
Interest Bearing Borrowings (continued)
Finance lease liabilities – minimum lease payments:
Unaudited
2007
$’000
2006
$’000
Not later than 1 year 4,202 4,939
Later than 1 year and not later than 5 years 7,710 12,315
Later than 5 years - -
11,912 17,254
Future finance costs of finance leases (3,791) (5,890)
Present value of finance lease liabilities 8,121 11,364
The present value of the finance lease liabilities is as follows:
Not later than 1 year 2,715 3,021
Later than 1 year and not later than 5 years 5,406 8,343
Later than 5 years - -
8,121 11,364
The exposure of the Group's borrowings to interest rate changes at the balance sheet dates are as follows:
Unaudited
2007
$’000
2006
$’000
0 - 12 months 2,715 3,021
1 -5 years 5,406 8,343
8,121 11,364
The carrying amounts and fair value of the non-current borrowings are as follows:
Carrying amount
Fair value
Unaudited
2007
$'000
2006
$'000
Unaudited
2007
$'000
2006
$'000
Finance leases 5,406 8,343 5,406 8,343
5,406 8,343 5,406 8,343
The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values are based on cash flows discounted using a rate based on the borrowing rate.
The carrying amounts of the Group's borrowings are denominated in the following currencies:
Unaudited
2007
$’000
2006
$’000
US Dollar
8,121                11,364

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
8.        Mining assets
Unaudited
2007
$'000
2006
$'000
Opening carrying amount 88,427 101,580
Additions
1,693                   2,900
Revision in estimate of rehabilitation costs 605 (470)
Depreciation
(13,566)               (15,583)
Closing carrying amount 77,159 88,427
Cost
144,307               200,975
Accumulated depreciation (67,148) (112,548)
Carrying amount 77,159 88,427
Long-lived assets
Long-lived assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $74 million as at December 31, 2007 (2006: $83 million).
Short-lived assets
Short-lived assets are those assets which are amortized over their useful life but limited to the life of the mine and are comprised of motor vehicles and other equipment. The net book value of these assets was $3.2 million as at
December 31, 2007 (2006: $3.6 million).
9.        Deferred taxation
Deferred tax is calculated in full on temporary differences under the liability method using a principal tax rate of
35% (2006: 35%).
The movement on deferred taxation is a follows:
Unaudited
2007
$'000
2006
$'000
At beginning of the year 6261 7,551
Income statement charge (3,177) (1,290)
At end of year
3,084                    6,261
Deferred taxation assets and liabilities comprise of the following
Accelerated tax depreciation (2,324) (1,154)
Deferred taxation liability
(2,324)                (1,154)
Ore stockpiles and gold-in-process 5,408 7,415
Decelerated tax depreciation - -
Deferred taxation asset
5,408                    7,415
Net deferred taxation asset 3,084 6,261

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
10.
Accounts receivable
Unaudited
2007
$’000
2006
$’000
Related party receivables
- AngloGold Ashanti Limited 19 93
- AngloGold Services Mali S.A. - 8
- Societe d’ Exploitation des Mines d’Or de Sadiola S.A. 99 1
- Societe des Mines de Loulo S.A. - 96
- Societé Ashanti Goldfields de Guinée S.A. 46 44
- Geita Gold Mining Limited - 1
Gold sales trade receivable 16,148 9,993
Value added tax receivable 37,760 26,487
Fuel duties receivable 10,094 14,005
MDM receivable - 2,522
Other 1,449 3,459
65,615 56,709
Impairment provision (2,841) (6,727)
62,774 49,982
Less non – current portion (28,822) (12,422)
Current accounts receivable 33,952 37,560
As of 31 December 2007, an unused impairment provision of $3,9 million was reversed (2006: $1,1million impairment). The amount of the provision was $2,8million as of 31 December 2007 (2006: $6.7 million).
The fair values of trade and other receivables are as follows:
Unaudited
2007
$’000
2006
$’000
Related party receivables
- AngloGold Ashanti Limited - 93
- AngloGold Services Mali S.A. - 8
- Societe d’ Exploitation des Mines d’Or de Sadiola S.A. - 1
- Societe des Mines de Loulo S.A. - 96
- AngloGold Mines de Siguiri Guinea - 44
- -Geita Gold Mining - 1
Gold sales trade receivable 16,148 9,993
Value added tax receivable 37,185 25,174
Fuel duties receivable 7,829 8,834
MDM receivable
-                   2,522
Other
1,612                   3,459
62,774 49,982
Less non – current portion (28,822) (12,422)
Fair value of current accounts receivable 33,952 37,560

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
11.      Inventories
Unaudited
2007
$'000
2006
$'000
Consumables stores 25,914 22,365
Gold in process 2,500 2,073
Short-term portion of ore stockpiles 45,650 18,008
74,064 42,446
Provision for obsolescence (2,003) (3,066)
72,061 39,380
Long-term portion of ore stockpiles 102,020 95,609
174,081 134,989
Ore stockpiles have been split between long and short-term based on the current life of mine plan estimates.
12.
Accounts payable
Unaudited
2007
$'000
2006
$'000
Related party payables
- AngloGold Ashanti Limited 3,591 543
- AngloGold Services Mali S.A. 513 332
- Societe d’Exploitation des Mines d’Or de Sadiola S.A. - 149
Trade creditors
7,754                   3,334
Payroll cost accruals 1,216 1,308
Indirect taxes payable - 1,722
Accruals
9,421                   9,670
22,495                 17,058
13.
Operating profit
Unaudited
2007
$’000
2006
$’000
2005
$’000
Profit before tax is arrived at after taking into account the following:
Depreciation 13,566 15,583 20,532
Auditor’s remuneration
- audit fees 141 141 111
Impairment (reversal) on accounts receivable (3,886) 1,137 4,030
Forex differences - net (3,709) (2,124) 1,483
Inventory obsolescence provision 1,063 1,062 2,004
Exploration Expense 2,076 6,606 1,105
Royalties 19,170 18,856 15,529
Related party management fee (note 21) 3,202 3,149 2,605

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
14.      Taxation
Major items causing the Company’s actual income tax charge to differ from estimates at the standard charge of
35 percent of taxable income are as follows:
Unaudited
2007
$'000
2006
$’000
2005
$’000
(Restated)
Current taxation 48,881 56,427 7,818
Deferred taxation (note 9) 1,325 1,290 (7,551)
50,206            57,717
267
The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate as follows:
Profit before tax 143,015 157,956 132,068
Tax calculated at tax rate of 35% 50,055 55,285 46,224
Expenses not deductible for tax purposes
- Provisions/allowances 947 2,708 2,526
- Other Permanent Differences (796) (276) -
Tax holiday permanent differences - - (48,483)
Taxation charge 50,206 57,717 267
The Company benefited from a five year tax holiday in Mali which expired on November 14, 2005. The benefit of the tax holiday to the Company was to increase its net income by $38.7 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the year ended December 31, 2005. Under Malian tax law upon expiration of the tax holiday, the Company’s income tax expense will be based on the greater of 35 percent of taxable income or 0.75 per cent of gross revenue.
The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at
December 31, 2007, 2006 and 2005 respectively, for deduction against future mining income.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
15.
Notes to the cash flow statement
Unaudited
2007
$’000
2006
$’000
2005
$’000
(Restated)
15.1 Cash generated by operating activities before changes in working capital
Profit after taxation 92,808 100,239 131,801
Adjustments:
- Tax expense 50,206 57,717 267
- Net finance charges 2,074 2,495 2,739
- Depreciation 13,566 15,583 20,532
- Provision for bad debt (3,886) 1,137 4,030
- Accretion expense on environmental rehabilitation provision 601 593 637
155,369           177,764          160,006
15.2 Cash utilized by changes in working capital
- Increase in accounts receivable                                                                  (28,775) (21,680) (9,967)
- Increase in inventories (39,092) (29,441) (46,910)
- Increase/(decrease) in accounts payable 5,437 (5,103) (759)
(62,430)          (56,224)          (57,636)
15.3 Taxation paid
- Balance at beginning of year 4,434 6,844 -
- Charge to income statement 50,206 57,717 267
- Offsets against indirect tax receivables                                                      (14,297) (21,877) -
- Movement in deferred taxation (3,177) (1,290) 7,551
- Balance at end of year (6,574) (4,434) (6,844)
- Tax paid 30,592 36,960 974
16.      Financial risk management
In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which include mainly gold forward and gold option contracts.
16.1   Concentration of credit risk
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
Included in accounts receivable is $47.9 million (2006: $40.4 million) relating to indirect taxes owing to the
Company by the Government of Mali, which is denominated in Communauté Financière Africaine franc.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
16.        Financial risk management (continued)
16.2    Foreign currency and commodity price risk
In the normal course of business, the Company enters into transactions denominated in USD. In addition, the
Company enters into transactions in a number of different currencies (primarily Communauté Financière
Africaine franc). As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.
Unaudited
2007
$’000
2006
$’000
Bank overdrafts includes balances denominated in
- Communauté Financière Africaine franc (CFA) (13,792) 788
Accounts receivable includes balances denominated in
- Communauté Financière Africaine franc (CFA) 49,096 39,989
Accounts payable includes balances denominated in
- Communauté Financière Africaine franc (CFA) (3,255) (8,046)
- South African Rand (ZAR) (414) (1,307)
- Pound Sterling (GBP) (64) (127)
- Euro (EUR)
(74)                 (3,942)
- Australian Dollar (AUD) - (88)
- Canadian Dollar (CAD) - (1)
Generally the Company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Company to any currency fluctuation risk.
However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. The
Company does not currently use any forward contracts or options.
16.3    Interest rates and liquidity risk
Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the company receives cash from its operations and is required to fund working capital and capital expenditure requirements. The company generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. The company has in the past been able to actively source financing through shareholder loans and third party loans. A 1% change in interest rates on the Company's net cash (cash and cash equivalents less borrowings) would result in a US$2.4 million (2006: US$1 million) negative impact on profit before tax.
16.4    Capital risk management
The company's objectives when managing capital are to safeguard the company's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the balance sheet, plus net debt.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
17.
Fair value of financial instruments
The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2006 and 2005. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
Unaudited
December 31, 2007
December 31, 2006
Carrying                   Fair
Carrying Fair
amount                 value
amount value
$’000                 $’000
$’000 $’000
Financial assets
Cash and equivalents - - 4,428 4,428
Accounts receivable 62,774 62,774 49,982 49,982
Financial liabilities
Bank overdraft 12,564 12,564 - -
Accounts payable 22,495 22,495 17,058 17,058
Long-term liabilities (excluding loans from shareholders) 5,406 5,406 8,343 8,343
Short term portion of long term liabilities 2,715 2,715 3,021 3,021
Estimation of fair values
Receivables, restricted cash, accounts payable and cash and equivalents
The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.
Long term debt
The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.
18.
Post employment benefits
Retirement benefits for employees of the Company are provided by the Mali Government social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2007, 2006 and 2005 amounted to $2.2 million, $2.6 million and
$2.5 million respectively.
19.      Commitments
Capital expenditure for mining assets
Unaudited
2007
$’000
2006
$’000
Contracts for capital expenditure - -
Authorized but not contracted for 1,265 141
1,265                          141

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
19.       Commitments (continued)
Somadex mining contractor expenditure
Unaudited
2007
$’000
2006
$’000
Not later than 1 year 49,281 29,050
Later than 1 year and not later than 5 years 23,742 30,014
Later than 5 years
-                               -
73,023 59,064
20.
Related party transactions
In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears. The management fees for the year ended December 31, 2007 amounted to $3.2 million (2006: $3.1 million) (2005:
$2.6 million).
Royalties are payable to the Government of Mali in the form of Ad Valorem taxes and CPS at a total rate of 6% of total sales. The royalties for the year ended December 31, 2007 amounted to $19.1 million (2006: $18.9 million)
(2005: $17.8 million). Refer to the Value added tax receivable and Fuel duty receivable in note 10 to the financial statements for the balances owed by the Government of Mali to the Company.
Notes 10 and 12 to the financial statements set out the other balances receivable and payable relating to fellow subsidiaries.
Transactions with fellow subsidiaries and shareholders are set out as follows:
Unaudited
2007
$’000
2006
$’000
Sales/services to related parties
- AngloGold Ashanti Limited 59 92
- AngloGold Services Mali S.A. 28 63
- Societe d’ Exploitation des Mines d’Or de Sadiola S.A. 262 (2)
- Societé d'Exploitation des Mines d'Or de Yatela S.A. 2 5
- Societe des Mines de Loulo S.A. - 111
- Societé Ashanti Goldfields de Guinée S.A. 27 66
- Geita Gold Mining Limited 1 1
Purchases from related parties
- AngloGold Ashanti Limited (5,696) (2 884)
- AngloGold Services Mali S.A. (4,260) (4 843)
- Societe d’Exploitation des Mines d’Or de Sadiola S.A. (22) (285)
- Societé d'Exploitation des Mines d'Or de Yatela S.A. (1) (2)
- Geita Gold Mining Limited (91) -
- Randgold Resources Limited - (102)

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2007
20. Related
party
transactions (continued)
Key management remuneration:
Unaudited
2007
$’000
2006
$’000
2005
$’000
Short-term employee benefits 1,636 1,090 866
Post-employment benefits 148 36 32
1,784                    1,126                        898

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Financial statements
as of and for the year ended
December 31, 2007

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Financial statements and report of the Independent Registered Public Accounting Firm
For the year ended December 31, 2007
Report of the Independent Registered Public Accounting Firm
Income statements
Balance sheets
Statements of changes in stockholders’ equity
Cash flow statements
Notes to the financial statements

Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of Société d’Exploitation des Mines d’Or de Sadiola S.A.
We have audited the accompanying balance sheets of Société d’Exploitation des Mines d’Or de Sadiola S.A. as of
December 31, 2006 and 2005, and the related statements of income, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of
Société d’Exploitation des Mines d’Or de Sadiola S.A. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with International
Financial Reporting Standards as issued by the International Accounting Standards Board.
KPMG Inc.
Johannesburg, South Africa
June 25, 2007

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Income Statements
For the years ended December 31,
The accompanying notes are an integral part of these financial statements.
Unaudited
2007
2006 2005
Notes
US$
Revenue
3                267,911,114
300,727,005 198,138,374
Cost of sales (173,088,367)
(167,004,820)          (148,428,779)
Gross profit
94,822,747 133,722,185 49,709,595
Exploration costs (1,816,335) (553,347) (971,110)
Other operating income / (expenses) 44,668 692,296 410,115
Net foreign exchange gain / (loss) 1,926,568 1,208,733 (7,520,279)
Special impairments of indirect taxes receivable
and special expenses for indirect taxes payable
5 (2,652,397) (4,136,344) (9,130,667)
Operating profit
4                   92,325,251
130,933,523 32,497,654
Interest income 876,185 1,004,863 341,515
Interest expense (2,426,997) (748,870) (3,083,377)
Profit before taxation
90,774,439 131,189,516 29,755,792
Taxation                                                                                        6
(24,299,036) (40,925,311) (17,671,661)
Profit for the year
66,475,403 90,264,205 12,084,131

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Balance Sheet
As at December 31,
Unaudited
2007                         2006
Notes
US$
ASSETS
Non-current assets
Property, plant and equipment 7 127,714,713 112,447,354
Inventories                                                                                                        8
50,846,071 28,671,942
Trade and other receivables 9 30,260,588 28,335,326
Deferred taxation 12 1,243,101 -
210,064,473 169,454,622
Current assets
Inventories                                                                                                        8
62,915,746 55,843,871
Trade and other receivables 9 16,635,571 20,531,375
Taxation 2,019,356 -
Cash and cash equivalents 10 17,842,992 28,818,654
99,413,665 105,193,900
Total assets
309,478,138 274,648,522
EQUITY AND LIABILITIES
Equity
Stockholders' equity 245,768,674 179,293,271
Non-current liabilities
Provisions                                                                                                        11
31,904,870 14,862,531
Deferred taxation 12 - 2,426,353
31,904,870 17,288,884
Current liabilities
Trade and other payables 13 31,804,594 22,022,889
Taxation - 33,137,071
Dividends payable - 22,906,407
31,804,594 78,066,367
Total liabilities
63,709,464 95,355,251
Total equity and liabilities
309,478,138 274,648,522
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
Dividends declared - - (40,000,000) (40,000,000)
Balance at December 31, 2005 20,000,000 4,000,000 155,029,066 179,029,066
Profit for the year - - 90,264,205 90,264,205
Dividends declared - - (90,000,000) (90,000,000)
Balance at December 31, 2006 20,000,000 4,000,000 155,293,271 179,293,271
Profit for the year - - 66,475,403 66,475,403
Balance at December 31, 2007 (unaudited) 20,000,000 4,000,000 221,768,674 245,768,674
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
Cash flow statements
For the years ended December 31,
Unaudited
2007
2006                 2005
Notes
US$
Net cash provided by operating activities
Profit for the year
66,475,403              90,264,205
12,084,131
Adjusted for:
Non-cash movements
- taxation charge per income statement
24,299,036               40,925,311
17,671,661
- adjustment for obsolete and slow-moving consumable
stores
-                  432,263
358,681
- net foreign exchange (gains) / losses
(1,926,568)             (1,208,733)
7,520,279
- present value adjustment of VAT taxes refundable
1,749,582                  (81,012)
2,553,510
- present value adjustment on refundable tax on fuel
(65,701)                  247,119
297,000
- unwinding of non-current provisions
743,116                  582,763
232,867
- environmental restoration charge to the income statement
5,734,370                    67,261
2,397,330
- employee long service obligation charge to the income
statement
202,188           (1,737,418)              373,687
- amortisation of property, plant and equipment
12,100,569            34,039,909
29,661,072
Special impairments of indirect taxes refundable and special provision for indirect taxes payable
2,652,397 4,136,344 9,130,667
Increase in non-current inventories (22,174,129) (10,735,511) (7,122,597)
Increase in non-current VAT and fuel tax refundable (1,925,262)
(13,784,316)      (17,519,010)
Income tax paid 15 (63,124,917) (19,291,949) (4,460,844)
Increase in inventories
(8,937,676)           (12,888,499)     (11,203,796)
Decrease / (increase) in trade and other receivables
2,211,923                2,693,227
12,059,739
Increase / (decrease) in trade and other payables
9,055,877                   386,231
(4,082,958)
27,070,208 114,047,195 49,951,419
Net cash used in investing activities
Capital expenditure (15,139,463)
(10,320,354)      (19,703,773)
Net cash outflow from investing activities (15,139,463)
(10,320,354)      (19,703,773)
Net cash used in financing activities
Dividends paid 14 (22,906,407)
(87,093,593)      (30,802,000)
Net cash outflow from financing activities
(22,906,407)           (87,093,593)      (30,802,000)
Net increase / (decrease) in cash and cash equivalents (10,975,662) 16,633,248 (554,354)
Cash and cash equivalents at beginning of year 28,818,654 12,185,406 12,739,760
Cash and cash equivalents at end of year 10 17,842,992 28,818,654 12,185,406
The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
1.        Business activities
Société d’Exploitation des Mines d’Or de Sadiola S.A. (Semos) is a company registered in Mali. The Company operates a mine for the commercial exploitation of gold in the Kayes region of Western Mali. Commercial production commenced on March 4, 1997.
2.        Accounting policies
Statement of compliance
All amounts in the financial statements and related notes for 2007 are unaudited.
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
IAS1 Amendment – Capital Disclosures
IFRS 7 Financial Instruments: Disclosures
In addition, the following interpretation was early adopted by Société d’Exploitation des Mines d’Or de Sadiola S.A.
during previous financial years:
IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental
Rehabilitation Funds.
In addition, the following revised accounting standard and new interpretations were early adopted by Société
d’Exploitation des Mines d’Or de Sadiola S.A during the current financial year:
IAS 23 Borrowing Costs (revised)
IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
IFRIC 12 Service Concession Arrangements
IFRIC 13 Customer Loyalty Programmes
IFRIC 14
IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their
Interaction
The adoption of the accounting standards, amendments to standards and new interpretations had no material financial impact on the financial statements identified above.
The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for Société d’Exploitation des Mines d’Or de Sadiola S.A, have not been adopted in the current year:
IAS 1 Presentation of Financial Statements
Effective years beginning on or after
1 January 2009
IFRS 8 Operating Segments
Effective years beginning on or after
1 January 2009
The company has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 January 2009 and later years and concluded that they will have no material financial impact.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.1
Basis of preparation
The financial statements are prepared according to the historical cost accounting convention, except for the revaluation of certain financial instruments to fair value. The company's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards mentioned above. The financial statements are presented in US dollars.
2.2
Changes in accounting policies
The adoption of the following new/revised standards, amendments to standards and interpretations did not have any consequential effect on the accounting policies:
IAS1 Amendment – Capital Disclosures
IAS 23 Borrowing Costs (revised)
IFRS 7 Financial Instruments: Disclosures
IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
IFRIC 12 Service Concession Arrangements
IFRIC 13 Customer Loyalty Programmes
IFRIC 14
IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their
Interaction
IAS 1 Amendment – Capital Disclosures
The company adopted IAS 1 Amendment - Capital Disclosures as of 1 January 2007. The amendment requires additional disclosures about the company’s objectives, policies and processes of managing capital. The adoption of the amendment did not have any effect on the financial position or performance of the company.
IAS 23 Borrowing Costs (revised)
The company adopted IAS 23 – Borrowing Costs (revised) as of 1 January 2007. This revision to the standard will have no financial effect on the results of operation or the reporting of the financial condition of Société d’Exploitation des Mines d’Or de Sadiola S.A as the company had already adopted the capitalisation of interest principle for qualifying assets under the allowed alternative of the old IAS 23.
IFRS 7 Financial Instruments: Disclosures
The company adopted IFRS 7 - Financial Instruments: Disclosures as of 1 January 2007. The statement introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments including a sensitivity analysis to market risk. The adoption of the statement did not have any effect on the financial position or performance of the company.
IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
The company elected to adopt IFRIC Interpretation 11 as of 1 January 2007. This interpretation requires arrangements whereby an employee of the company is granted rights, by the parent, to an entity or its parent’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The adoption of this interpretation did not have any effect on the financial position or performance of the company.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.2
Changes in accounting policies (continued)
IFRIC 12 Service Concession Arrangements
The company elected to adopt IFRIC Interpretation 12 as of 1 January 2007. This interpretation requires arrangements where a public-to-private service concession has been established to be accounted for as balance sheet assets and liabilities at inception. The adoption of this interpretation did not have any effect on the financial position or performance of the company.
IFRIC 13 Customer Loyalty Programmes
The company elected to adopt IFRIC Interpretation 13 as of 1 January 2007. This interpretation requires the entity that grants the customer loyalty award to account for the sales transaction that gives rise to the award credits as a
“multiple element revenue transaction” and allocate the fair value between the award credits granted and the other components of the revenue transaction. The adoption of this interpretation did not have any effect on the financial position or performance of the company.
IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their
Interaction
The company elected to adopt IFRIC Interpretation 14 as of 1 January 2007. This interpretation requires the entity to measure any economic benefits available to it in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan, when determining the limit on a defined benefit asset. The adoption of this interpretation did not have any effect on the financial position or performance of the company.
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
The company is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.
The judgements that management have applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
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
reserves.
These factors could include:
·
·
·
·
·
·
changes in proved and probable mineral reserves;
the grade of mineral reserves may vary significantly from time to time;
differences between actual commodity prices and commodity price assumptions;
unforeseen operational issues at mine sites;
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
The recoverable amounts of individual assets have been determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.
The company defers stripping costs incurred during the production stage of its open-pit operations, where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.
In the production stage of the open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.
If the company were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of the mine’s operation.
Deferred stripping costs are included in ‘Mine development costs’, within Property, plant and equipment. These form part of the total investment in the individual asset, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs.
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
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
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
Production start date
The company assesses the mine construction project to determine when it moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the construction project such as the complexity of a plant and its location. The company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include, but, are not limited to, the following:
·
the level of capital expenditure compared to the construction cost estimates;
·
completion of a reasonable period of testing of the mine plant and equipment;
·
ability to produce gold in saleable form (within specifications and with insignificant revenue);
·
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
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.3 Significant accounting judgements and estimates (continued)
Provision for environmental rehabilitation obligations
The company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The company recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.
Stockpiles, gold in process and product inventories
Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
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
Recoverable tax, rebates, levies and duties
Société d’Exploitation des Mines d’Or de Sadiola S.A. is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition Société d’Exploitation des Mines d’Or de
Sadiola S.A. has unresolved tax disputes. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to Société d’Exploitation des Mines d’Or de Sadiola S.A. it could have an adverse effect upon the carrying value of these assets.
Ore Reserve estimates
Ore Reserves are estimates of the amount of product that can be economically and legally extracted from the company’s properties. In order to calculate Ore Reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
The company is required to determine and report Ore Reserves in accordance with the SAMREC code (South African
Code for the Reporting of Mineral Resources and Reserves).

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.3   Significant accounting judgements and estimates (continued)
Because the economic assumptions used to estimate Ore Reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserves may change from period to period. Changes in reported Ore Reserves may affect the company’s financial results and financial position in a number of ways, including the following:
·
asset carrying values may be affected due to changes in estimated future cash flows.
·
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production basis, or where the useful economic lives of assets change.
·
overburden removal costs recorded on the balance sheet or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of depreciation.
·
Decommissioning, site restoration and environmental provisions may change where changes in estimated Ore
Reserves affect expectations about the timing or cost of these activities.
·
the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
Exploration and evaluation expenditure
The company’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.
Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of judgement and estimates of the outcome of future events.
Litigation and other judicial proceedings may raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the company may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the company could be materially affected by the unfavourable outcome of litigation.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statement
For the years ended December 31, 2005, 2006 and 2007
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
Property, plant and equipment
Property, plant and equipment are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.
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
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the company, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statement
For the years ended December 31, 2005, 2006 and 2007
2.4 Summary of significant accounting policies (continued)
Amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life for those assets not amortised on the units-of-production method as follows:
buildings up to life of mine;
plant and machinery up to life of mine;
equipment and motor vehicles up to five years;
computer equipment up to three years; and
leased assets over the period of the lease.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Gains and losses on disposals are determined by comparing net sales proceeds with the carrying amount. These are included in the income statement.
Mine development costs
·
·
·
·
·
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of the mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at the acquisition date.
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
Notes to the financial statement
For the years ended December 31, 2005, 2006 and 2007
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
Exploration and Evaluation assets
All exploration costs are expensed until the directors conclude that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.
Costs on greenfields sites, being those where the company does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.
Costs relating to property acquisitions are capitalised within development costs.
Impairment of assets
·
·
·
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
Leased assets
Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statement
For the years ended December 31, 2005, 2006 and 2007
2.4 Summary of significant accounting policies (continued)
Exploration and research expenditure
Pre – licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling costs.
Inventories
·
·
·
·
·
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
gold in process is valued at the average total production cost at the relevant stage of production;
gold doré / bullion is valued on an average total production cost method;
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
by-products are valued on an average total production cost method.
Mine operating supplies are valued at average cost
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.
Provisions
Provisions are recognised when the company has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the company has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.
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
Notes to the financial statement
For the years ended December 31, 2005, 2006 and 2007
2.4 Summary of significant accounting policies (continued)
Employee benefits
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
Environmental expenditure
The company has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the company's environmental management plans, in compliance with current environmental and regulatory requirements. Provisons for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement.
Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to the income statement as a cost of production.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statement
For the years ended December 31, 2005, 2006 and 2007
2.4 Summary of significant accounting policies (continued)
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
Taxation
·
·
·
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
Current and deferred tax is recognised as income or expense and included in profit or loss for the period.
Current tax is measured on taxable income at the applicable statutory rate enacted or substantially enacted at the balance sheet date.
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

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statement
For the years ended December 31, 2005, 2006 and 2007
2.4 Summary of significant accounting policies (continued)
Financial instruments
Financial instruments are initially measured at fair value when the company becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.
A financial asset is derecognised when the right to receive cash flows from the asset has expired or the company has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.
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
Other non-current assets
Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
Trade and other receivables
·
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the company will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at cost which is deemed to be fair value as they have a short-term maturity.
Financial liabilities
Financial liabilities are subsequently measured at amortised cost, using the effective interest rate method.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
Unaudited
2007
2006                 2005
US$
3        Revenue
Product sales
267,911,114     300,727,005      198,138,374
4        Operating profit
Operating profit is arrived at after taking account of:
Royalties 16,059,074 18,027,171 11,874,900
Amortisation of property, plant and equipment 12,100,569 34,039,909 29,661,072
Auditors' remuneration
– Statutory audit fees 47,673 31,981 77,853
– External audit - audit fees 615,013 404,681 32,013
Contributions to Malian State social security fund 3,225,695 3,650,222 2,726,692
Exploration and evaluation expenditure 1,816,335 553,347 971,110
Legal fees
57,300               65,201             45,636
Provision for obsolete and slow-moving consumable stores - 432,263 358,681
Remuneration other than to employees
– management fees 2,679,111 3,007,271 1,981,333
Salaries, wages and benefits
15,020,927       14,900,568        15,164,324
Mining contractor fees
Operating leases
42,431,789
29,457,981
29,057,225
26,214,997
24,706,278
19,054,434
5
Special impairments of indirect taxes receivable and special expenses for indirect taxes payable
Impairment of advance on tax dispute (note 5.1) - - 5,184,786
Impairment of VAT refundable by Government of Mali (note 5.2) - - 1,947,000
2003/2004 tax audit (note 5.3) - 4,136,344 1,434,617
Impairment of stamp duties refundable by Government of Mali (note 9.1) - - 564,264
2005/2006 tax audit (note 5.4) 1,984,564 - -
2007 tax submissions (note 5.5) 667,833 - -
2,652,397          4,136,344         9,130,667
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
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
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
5.3
Payment relating to the 2003/2004 tax audit
5.4
5.5
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
Payment relating to the 2005/2006 tax audit
During 2007 the Malian tax authorities conducted a tax audit of the corporate taxation and various indirect tax submissions of the company for previous years. The result of the audit, which was communicated to the company in
October, indicated that the company owed the Government of Mali an amount of F CFA 10.5 billion (US$23.6 million as of December 31, 2007). The company objected to the claim as management was of the opinion that the tax submissions of the company were in compliance with applicable laws and regulations. The company however provided an amount F CFA 877 million (US$1.98 million as of December 31, 2007) in respect of indirect taxes and F CFA 403 million (US$ 0.9 million as of December 31, 2007) in respect of corporate taxation based on the uncertainty of the interpretation of certain rules (Refer Note 17.3).
Provision relating to the 2007 tax submissions
The company has reviewed it’s 2007 tax submissions based on the interpretations applied by the tax authorities in conducting the 2005 / 2006 audit. Management has determined that there may be an under payment of F CFA 295 million (US$0.67 million as of December 31, 2007) which has been provided for in the 2007 financial results.
Unaudited
2007                         2006
2005
US$
6      Taxation
All pre-tax income and income tax expense is related to operations in Mali
Current tax expense – 2007 27,056,753 44,327,378 13,364,869
Current tax expense – prior year 911,737 - -
Deferred tax
(3,669,454) (3,402,067) 4,306,792
24,299,036                 40,925,311               17,671,661
A reconciliation of the statutory tax rate to that charged in the income statement is set out in the following table:
% % %
Statutory tax rate in Mali 35.0 35.0 35.0
Disallowable expenses:
- Net foreign exchange (gain) / loss (0.7) (0.3) 8.8
- Special impairment of indirect taxes receivable and
special expenses for indirect taxes payable 1.0 0.7 10.7
- Other
- - 2.2
Non-taxable income
- - (2.1)
Translation (loss) / gain on current and deferred tax (9.5) (4.2) 4.8
Prior year tax expense 1.0 - -
Effective tax rate 26.8 31.2 59.4

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
Mine
development
costs
Work in
progress
Mine infra-
structure                Total
US$
US$
US$
US$
7    Property, plant and equipment at December 31, 2007
Cost
Balance at January 1, 2007 195,904,306 - 220,619,116 416,523,422
Additions
8.690,651         4,382,026          2,066,786         15,139,463
Transfers and other movements - - 12,228,465 12,228,465
Balance at December 31, 2007 204,594,957 4,382,026 234,914,367 443,891,350
Accumulated amortization
Balance at January 1, 2007 145,045,091 - 159,030,977 304,076,068
Amortisation for the year 5,607,586 - 6,492,983 12,100,569
Balance at December 31, 2007 150,652,677 - 165,523,960 316,176,637
Carrying amount at December 31, 2007 (unaudited)
53,942,280
4,382,026
69,390,407
127,714,713
Mine
development
costs
Work in
progress
Mine infra-
structure                Total
US$
US$
US$
US$
Property, plant and equipment at December 31, 2006
Cost
Balance at January 1, 2006 189,329,641 9,054,637 203,524,258 401,908,536
Additions 7,239,267 -
3,081,087         10,320,354
Transfers and other movements (664,602) (9,054,637) 14,013,771 4,294,532
Balance at December 31, 2006 195,904,306 - 220,619,116 416,523,422
Accumulated amortization
Balance at January 1, 2006 128,100,079 - 141,936,080 270,036,159
Amortisation for the year 16,945,012 - 17,094,897 34,039,909
Balance at December 31, 2006 145,045,091 - 159,030,977 304,076,068
Carrying amount at December 31, 2006
50,859,215
-
61,588,139
112,447,354
Unaudited
2007
2006
US$
8     Inventories
Non-current portion of inventories
Ore stockpiles
50,846,071 28,671,942
Current portion of inventories
Ore stockpiles
46,601,337 34,693,966
Gold bullion 36,220 3,671,881
Gold-in-process 1,529,754 1,115,895
Consumable stores
14,748,435 16,362,129
Consumable stores
17,869,564                 19,483,258
Less: adjustment for obsolete and slow-moving items (3,121,129) (3,121,129)
Total current inventory 62,915,746 55,843,871
Total inventories 113,761,817 84,515,813

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
Unaudited
2007
2006
US$
9
Trade and other receivables
Related party receivables
– AngloGold Ashanti Mali S.A. - 44,932
– Société des Mines de Morila S.A. - 174,937
– Société d'Exploitation des Mines d’Or de Yatela S.A. 493,053 381,698
– Rand Refinery 5,426,583 23,892
– Other
117,049 167,303
6,036,685 792,762
Special tax account with Government of Mali 1,165,003 558,933
VAT refundable by Government of Mali (note 5.2 and 19.2.1)
31,645,860                    36,006,997
Stamp duties refundable by Government of Mali (note 9.1) - 1,003,899
Refundable tax on fuel by Government of Mali (note 19.2.2) 4,846,963 8,181,697
Prepaid expenses
278,097 -
Other 2,923,551 2,322,413
Total current and non-current trade and other receivables 46,896,159 48,866,701
Less: non-current portion of amounts refundable by Government of Mali 30,260,588 28,335,326
Total current trade and other receivables 16,635,571 20,531,375
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
have signed a protocol agreement. Repayments received in 2006 have been in accordance with the protocol agreement.
Unaudited
2007                     2006
US$
10
Cash and cash equivalents
HypoVereinsbank balances – Current account 9,828,224 23,775,497
Malian bank balances 6,967,804 3,855,392
London and South African bank balances 1,028,380 1,140,576
Petty cash 18,584 47,189
17,842,992            28,818,654

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
Unaudited
2007
2006
US$
11 Provisions
Environmental rehabilitation obligation
Balance at beginning of year 14,087,265 9,262,362
Unwinding of obligation 704,356 463,111
Change in estimate 16,096,888 4,361,792
Balance at end of year 30,888,509 14,087,265
Employee long service obligation
Balance at beginning of year 775,266 2,393,032
Unwinding of obligation 38,760 119,652
Change in estimate 202,335 (1,737,418)
Balance at end of year 1,016,361 775,266
Total provisions
31,904,870              14,862,531
Assumptions applicable to provisions
Estimated gross future environmental rehabilitation costs
Estimated gross future employee long service costs
US$36.7 million
US$1.0 million
US$17.6 million
US$0.8 million
Discount rate 3.80% 5%
Inflation rate
2.30% 2.25%
Average discount period from the beginning of the life of mine 18 years 20 years
The average discount period is based on the current estimate of the life of mine, which is subject to revision annually.
The estimated gross future costs are based on management's best estimates at December 31, 2007, and are also subject to revision annually. The change in estimate arises due to the change in the assumption of the discount rate applicable and a change in the estimate of the gross future costs.
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
12
Deferred taxation
The deferred taxation liability (asset) relating to temporary differences is made up as follows:
- Property, plant and equipment 14,429,798 10,696,726
- Non-current provisions (11,166,704) (5,201,886)
- Inventory
(1,092,395)             (1,092,395)
- Present value adjustment on taxes refundable (1,645,172) (1,055,816)
- Other
(1,768,628)               (920,276)
(1,243,101)               2,426,353
The movement on the deferred tax liability (asset) is as follows:
Balance at beginning of year 2,426,353 5,828,420
Deferred tax benefit (note 6) (3,669,454) (3,402,067)
Balance at end of year (1,243,101) 2,426,353

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
Unaudited
2007
2006
US$
13
Trade and other payables
Related party payables
– AngloGold Ashanti Limited 2,997,170 156,096
– AngloGold Ashanti Mali S.A. 1,485,597 538,773
– Société d’Exploitation des Mines d’Or de Yatela S.A. - 262
– Société des Mines de Morila S.A. 98,473 700
– Other
- 10,929
4,581,240 706,760
Accruals 3,338,449 1,348,379
Trade and other payables 23,884,905 19,967,750
31,804,594               22,022,889
Unaudited
2007
2006                 2005
US$
14
Dividends paid
Amount outstanding at beginning of year 22,906,407 20,000,000 10,802,000
Dividends declared during the year - 90,000,000 40,000,000
Less: amount outstanding at end of year -
(22,906,407)      (20,000,000)
Dividends paid
22,906,407 87,093,593 30,802,000
15
Income tax paid
Amount payable / (receivable) at beginning of year 33,137,071 8,101,642 (802,383)
Current tax expense (note 6) 27,968,490 44,327,378 13,364,869
Amount (payable) / receivable at end of year 2,019,356 (33,137,071) (8,101,642)
Income tax paid 63,124,917 19,291,949 4,460,844
16        Ordinary stock
Authorised and issued: ordinary par value stock with a nominal value of F CFA 109 000 (US$200) each.
Held by:
Number of
outstanding
stock in
issue
Unaudited
2007                    2006
US$
AngloGold Mali Holdings 1 (subsidiary of AngloGold
Ashanti Ltd)
38,000            7,600,000            7,600,000
AGEM Limited (subsidiary of IAMGOLD Corporation) 38,000 7,600,000 7,600,000
Government of Mali 18,000 3,600,000 3,600,000
International Finance Corporation 6,000 1,200,000 1,200,000
100,000 20,000,000 20,000,000
17
Contractual Commitments and contingencies
17.1
Operating leases
At December 31, 2007, the company was committed to making the following minimum payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings.
Unaudited
2007
2006
US$
Expiry within:
- One year
1,476,119            1,495,405
These balances are calculated based on the minimum rentals due in terms of the contract up to and including the expiry date (December 2009) or minimum notice period (six months), whichever is the lesser. The contract does not provide for guaranteed escalations. The company has no other restrictions on any of its leasing arrangements.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
Unaudited
2007
2006
US$
17.2
Capital Commitments
Contracted for
1,348,314 458,860
Not contracted for
5.804,754               15,811,091
Total authorised by the directors 7,153,068 16,269,951
Purchase obligations
Contracted for 31,758,000 -
The proposed capital expenditure for mine infrastructure and other purchase obligations will be financed from cash resources generated by operating activities of the company.
17.3
The company is subject to and pays taxes in Mali. Some of these taxes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules in Mali are complex and subject to interpretation. From time to time the company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the company’s business conducted in Mali. During 2007 the Malian tax authorities conducted a tax audit of the corporate taxation and various indirect tax submissions of the company for previous years.
The result of the audit, which was communicated to the company in October, indicated that the company owed the
Government of Mali an amount of F CFA 10.5 billion (US$23.6 million as of December 31, 2007). The company objected to the claim as management was of the opinion that the tax submissions of the company were in compliance with applicable laws and regulations. The company however provided an amount F CFA 877 million (US$1.98 million as off December 31, 2007) in respect of indirect taxes and F CFA 403 million (US$ 0.9 million as of December 31, 2007) in respect of corporate taxation based on the uncertainty of the interpretation of certain rules. The tax authorities subsequently reviewed their claim and submitted a revised claim of F CFA 5.2 billion (US$ 11.7 million as at 29
February 2008) on the 19 February 2008. The company has objected to the revised claim as management is of the opinion that the authorities have no grounds for reassessing submissions for fiscal years that have previously been closed. The ultimate outcome cannot be presently determined.
18         Related parties
18.1
Identity of related parties
The stockholders of the company are disclosed in note 16. Entities within the AngloGold Ashanti group and with which the Company has transacted, are listed in note 18.2. The directors of the company are listed below:
NF Nicolau (Chairman) (South African)
C Barjot (French)
J McCombe (Canadian)
MEH Keita (Malian)
M Diallo (Malian)
GA Edey (Canadian) (resigned October 25, 2007)
FRL Neethling (South African)
AW Mbugua (Kenyan)
A der Hovanessian (American)
LA Dembele (Malian)
ND Keita (Malian)
DH Diering (South African)
W Philips (Canadian) (appointed October 25, 2007)

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
18.2
Material related party transactions
Transactions
with related
parties
Net amounts
due by/
(owed to)
related
parties
(notes 9 & 13)
Transactions
with related
parties
Net amounts
due by/ (owed
to) related
parties (notes
9 & 13)
Transactions
with related
parties
Net amounts
due by/
(owed to)
related
parties
Material related party transactions
are as follows:
Unaudited 2007
2006
2005
US$
– AngloGold Ashanti Mali S.A.
3,239,467
(1,485,597)
5,105,740
(493,841)
4,362,040
(468,043)
– Société des Mines de Morila
S.A. (Morila)
225,674
(98,473)
(476,657)
174,237
(573,185)
21,234
– Siguiri Gold Mine
(153,345)             123,699             (153,345)              153,345
-
-
– Société d’Exploitation des
Mines d’Or de Yatela S.A.
(Yatela)
(2,619,552)            493,053            (2,865,379)             381,436
(3,100,621)           160,821
– AngloGold Ashanti Limited
7,318,000
(2,997,170)
3,662,857
(156,096)
3,667,155
(192,071)
– Rand Refinery Limited
(267,391,388)
5,426,583
(300,178,723)
23,892
(197,691,634)
11,309
– Key Management Personnel
remuneration                                  1,056,175
-
506,223
-
850,407
-
- Salary
991,990
-
414,803
-
803,602
-
- Performance related
payments
64,185
-
91,420
-
46,805
-
AngloGold Ashanti Mali S.A. is a service organisation within the AngloGold Ashanti group and, accordingly, provides management services to the company. Included in transactions with AngloGold Ashanti Mali S.A. are management fees paid by the Company of US$2,679,111 (2006: US$3,007,271 and 2005: US$1,981,333) (refer note 4). Morila and
Yatela are fellow subsidiaries to the company, also located in Mali. Sadiola shares certain employees with Yatela, as well as the elution and smelting of the gold production process. The company incurs only ad hoc transactions with
Morila.
Rand Refinery Limited is a subsidiary company within the AngloGold Ashanti group. The company has entered into contractual agreements with Rand Refinery Limited for the provision of all services required for the collection, transport, refining and purchase of the doré bars produced by the company. Included in transactions with Rand
Refinery Limited are sales by the company of US$267.9 million (2006: US$300.7 million and 2005: US$198.1 million)
and purchases by the company of US$0.5 million (2006: US$0.5 million and 2005: US$0.4 million).
19
·
·
·
·
Risk management activities
In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes. The company has access via its shareholders to a developed comprehensive risk management process to facilitate, control and monitor these risks.
The financial risk management objectives of the company are defined as follows:
safeguarding the company’s core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
ensuring that all contracts and agreements related to risk management activities are coordinated and consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.
19.1
Gold price and currency risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The company does not hedge against the effects of fluctuations in the gold price.

Société d’Exploitation des Mines d’Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
19.2
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
19.2.1
Vulnerability from concentrations of VAT refundable by the Government of Mali
Value added taxes receivable from the Government of Mali amounts to US$38.9 million at 31 December 2007
(2006: US$38.5 and 2005: US$26.2 million). VAT is refundable from the government in F CFA. The last audited VAT return was for the period ended March 31, 2007 and at 31 December 2007 US$16.2 million (2006:
US$26.0 million and 2005: US$21.7 million) is still outstanding and US$22.7 million (2006: US$12.5 million and
2005: US$6.8 million) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Government of Mali in terms of the previous audits. The
Government of Mali is a shareholder in the company and protocol agreements were signed on July 5, 2006. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2007.
Certain amounts are expected to be received after 12 months of the balance sheet date and are classified as non-current accordingly. These amounts provided for have been discounted to their present value at a rate of
6.5% per annum.
19.2.2
Vulnerability from concentrations of refundable tax on fuel
Fuel duties receivable from the Government of Mali amounts to US$5.3 million at 31 December 2007 (2006:
US$8.7 million and 2005: US$9.9 million). Fuel duties are paid on receipt of the fuel supply and are refundable in F CFA, requiring the claim to be submitted before January 31, of the following year, and are subject to authorisation by firstly the Department of Mining and secondly the Customs and Excise authorities. The
Customs and Excise authorities have approved US$0 million (2006: US$1.5 million and 2005: US$6.64 million), whilst US$5.3 million (2006 US$7.2 million and 2005: US$3.56 million) is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the
Government of Mali in terms of the previous authorisations. The Government of Mali is a shareholder in the company and protocol agreements have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2007. With effect from February 2006, fuel duties are no longer payable to the Government of Mali. These amounts provided for have been discounted to their present value at a rate of 6.5% per annum.
19.3
Currency risk
Since the functional currency of the company is US Dollars, currency risk is incurred primarily as a result of purchases made in other currencies, such as the Euro, South African Rand and the Franc de la Communauté
Financière d’Afrique (F CFA). The company does not use derivatives to hedge foreign currency transactions.
As the company does not enter into financial instruments for trading purposes, the risks inherent to financial instruments are always offset by the underlying risk being hedged. The company further manages such risks by ensuring that when decisions are made to utlise hedging the level of hedge cover will not exceed expected requirements in future periods, that the tenor of instruments will not exceed the life of mine and that no basis risk exist.
19.4
Fair values of financial instruments
The estimated fair values of the current financial instruments are determined based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company’s current financial instruments as at December 31, 2007 approximates the carrying amount of such financial instruments as reflected in the balance sheet.
US$30.3 million, included in non-current trade and other receivables relates to VAT and fuel duties which are expected to be refunded in periods subsequent to the 2008 financial year. The fair value of this receivable approximates its carrying amount. All other amounts are expected to be recoverable or payable within the 2008 financial year.
20.           Capital management
The primary objective of managing the company’s capital is to ensure that there is sufficient capital available to support the funding requirements of the company, including capital expenditure, in a way that optimizes the cost of capital, maximizes shareholders’ returns and ensures that the company remains in a sound financial position. There were no changes to the company’s overall capital management approach during the current year. The company manages and makes adjustments to the capital structure as and when funding is required.
This may take the form of raising shareholder or bank debt or hybrids thereof.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Financial statements
as of and for the year ended
December 31, 2007

Société d’Exploitation des Mines d’Or de Yatela S.A.
Financial statements and report of the Independent Registered Public Accounting Firm
For the year ended December 31, 2007
Report of the Independent Registered Public Accounting Firm
Income statements
Balance sheets
Statements of changes in stockholders’ equity
Cash flow statements
Notes to the financial statements

Report of the Independent Registered Public Accounting Firm
The board of directors and stockholders of Société d’Exploitation des Mines d’Or de Yatela S.A.
We have audited the accompanying balance sheet of Société d’Exploitation des Mines d’Or de Yatela S.A. as of
December 31, 2006 and the related statements of income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of
Société d’Exploitation des Mines d’Or de Yatela S.A. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International
Accounting Standards Board.
KPMG Inc.
Johannesburg, South Africa
June 25, 2007

Société d’Exploitation des Mines d’Or de Yatela S.A.
Income Statement
For the years ended December 31,
Unaudited
2007                   2006
Unaudited
2005
Notes
US$
Revenue
3 208,846,031 214,500,620 110,251,425
Cost of sales (110,271,525) (116,283,590) (86,557,143)
Gross profit
98,574,506 98,217,030 23,694,282
Exploration costs (1,978,821) (27,821) -
Other operating expenses / (income) 111,707 (896,162) -
Net foreign exchange gain / (loss) (1,635,215) 297,449 (878,663)
Special impairments of indirect taxes receivable and special expenses for indirect taxes payable
5 (6,201,491) (531,017) (2,202,145)
Operating profit
4 88,870,686 97,059,479 20,613,474
Interest income 1,679,426 1,218,954 464,026
Interest expense (2,132,580) (2,996,042) (4,622,595)
Profit before taxation
88,417,532 95,282,391 16,454,905
Taxation 6 (31,323,388) (12,538,580) 181,096
Profit for the year
57,094,144 82,743,811 16,636,001
The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Balance Sheet
As at December 31,
Unaudited
2007                        2006
Notes
US$
ASSETS
Non-current assets
Property, plant and equipment 7 23,567,351 40,790,096
Trade and other receivables 9 19,267,402 15,005,298
Deferred taxation 10 10,199,283 925,383
5                      3,034,036
56,720,777
Current assets
Inventories                                                                                                       8
38,503,196 26,467,135
Trade and other receivables 9 16,341,087 13,311,818
Cash and cash equivalents 11 26,970,783 27,211,803
8                      1,815,066
66,990,756
Total assets
134,849,102 123,711,533
EQUITY AND LIABILITIES
Equity
Stockholders' equity 55,987,144 78,893,000
Non-current liabilities
Provisions                                                                                                      12
21,180,344 14,506,491
21,180,344 14,506,491
Current liabilities
Trade and other payables 13 24,515,932 16,991,879
Taxation 33,165,682 13,320,163
57,681,614 30,312,042
Total liabilities
78,861,958 44,818,533
Total equity and liabilities
134,849,102 123,711,533
The accompanying notes are an integral part of these financial statements.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Statements of changes in stockholders’ equity
For the years ended December 31,
Ordinary
stock
(note 18)
Non-
distributable
reserve
Retained
earnings
Total
stockholders
' equity
Note
US$
Balance at 31 December 2004 (unaudited) 14,513 2,903 30,495,772 30,513,188
Profit for the year - - 16,636,001 16,636,001
Balance at 31 December 2005 (unaudited) 14,513 2,903 47,131,773 47,149,189
Profit for the year - - 82,743,811 82,743,811
Dividends declared
(51,000,000)       (51,000,000)
Balance at 31 December 2006 14,513 2,903 78,875,584 78,893,000
Profit for the year - - 57,094,144 57,094,144
Dividends declared
(80,000,000)      (80,000,000)
Balance at 31 December 2007 (unaudited) 14,513 2,903 55,969,728 55,987,144
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
Cash flow statements
For the years ended December 31,
Unaudited
2007                   2006
Unaudited
2005
Notes                                        US$
Net cash provided by operating activities
Profit for the year 57,094,144 82,743,811 16,636,001
Adjusted for:
Non-cash movements
- taxation charge per income statement 31,323,388 12,538,580 (181,096)
- deferred stripping 20,346,982 13,779,768 800,343
- provision for obsolete and slow moving consumable stores (435,834) 757,951 -
- net foreign exchange (gain) / loss 1,635,215 (297,449) 878,663
- unwinding of non-current provisions 725,324 689,997 190,217
- environmental restoration charge to the income statement 3,776,192 1,688,625 (1,945,491)
- employee long service obligation charge to the income
statement
- (939,691) 232,803
- present value adjustment on VAT taxes refundable 1,360,681 1,100,081 369,120
- present value adjustment on refundable tax on fuel 46,575 21,528 167,000
- loss on disposal of property, plant and equipment - 226,478 797,330
- amortisation of property, plant and equipment 9,753,803 39,381,404 22,925,663
- finance charges - 1,184,436 3,896,258
Special impairments of indirect taxes refundable and Special expenses for indirect taxes payable
6,201,491 531,017 845,510
Restoration expenditure (1,001,027) (1,626,621) -
Decrease / (increase) in non-current inventories - 4,138,853 (4,138,853)
Increase in non-current VAT refundable (4,262,104) (11,348,849) (4,025,569)
Interest paid - (1,184,436) (3,896,258)
Income tax paid 15 (19,929,143) (452,463) -
(Increase) / decrease in inventories (12,000,227) (11,071,231) 13,876,356
Decrease / (increase) in trade and other receivables (4,436,525) 1,253,898 (1,486,756)
Increase / (decrease) in trade and other payables (1,135,278) 6,597,221 932,265
89,063,657 139,712,908 46,873,506
Net cash used in investing activities
Capital expenditure (5,340,768) (2,586,002) (7,531,083)
Additional waste stripping (3,963,909) (19,015,243) (17,676,906)
Net cash outflow from investing activities (9,304,677) (21,601,245) (25,207,989)
Net cash used in financing activities
Interest-bearing loans repaid - (52,391,551) (24,687,602)
Dividends paid 14 (80,000,000) (51,000,000) -
Net cash outflow from financing activities (80,000,000) (103,391,551) (24,687,602)
Net increase / (decrease) in cash and cash equivalents (241,020) 14,720,112 (3,022,085)
Cash and cash equivalents at beginning of year 27,211,803 12,491,691 15,513,776
Cash and cash equivalents at end of year 11 26,970,783 27,211,803 12,491,691
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
2         Accounting policies
Statement of compliance
All amounts in the financial statements and related notes for 2007 and 2005 are unaudited.
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
IAS1 Amendment – Capital Disclosures
IFRS 7 Financial Instruments: Disclosures
In addition, the following interpretation was early adopted by Société d’Exploitation des Mines d’Or de Yatela S.A.
during previous financial years:
IFRIC 5
Rights to Interests arising from Decommissioning, Restoration and Environmental
Rehabilitation Funds.
In addition, the following revised accounting standard and new interpretations were early adopted by Société
d’Exploitation des Mines d’Or de Yatela S.A during the current financial year:
IAS 23 Borrowing Costs (revised)
IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
IFRIC 12 Service Concession Arrangements
IFRIC 13 Customer Loyalty Programmes
IFRIC 14
IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their
Interaction
The adoption of the accounting standards, amendments to standards and new interpretations had no material financial impact on the financial statements identified above.
The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for Société d’Exploitation des Mines d’Or de Yatela S.A, have not been adopted in the current year:
IAS 1 Presentation of Financial Statements
Effective years beginning on or after
1 January 2009
IFRS 8 Operating Segments
Effective years beginning on or after
1 January 2009
The company has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 January 2009 and later years and concluded that they will have no material financial impact.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.1
Basis of preparation
The financial statements are prepared according to the historical cost accounting convention, except for the revaluation of certain financial instruments to fair value. The company's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards mentioned above. The financial statements are presented in US dollars.
2.2
Changes in accounting policies
The adoption of the following new/revised standards, amendments to standards and interpretations did not have any consequential effect on the accounting policies:
IAS1 Amendment – Capital Disclosures
IAS 23 Borrowing Costs (revised)
IFRS 7 Financial Instruments: Disclosures
IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
IFRIC 12 Service Concession Arrangements
IFRIC 13 Customer Loyalty Programmes
IFRIC 14
IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their
Interaction
IAS 1 Amendment – Capital Disclosures
The company adopted IAS 1 Amendment - Capital Disclosures as of 1 January 2007. The amendment requires additional disclosures about the company’s objectives, policies and processes of managing capital. The adoption of the amendment did not have any effect on the financial position or performance of the company.
IAS 23 Borrowing Costs (revised)
The company adopted IAS 23 – Borrowing Costs (revised) as of 1 January 2007. This revision to the standard will have no financial effect on the results of operation or the reporting of the financial condition of Société d’Exploitation des Mines d’Or de Yatela S.A as the company had already adopted the capitalisation of interest principle for qualifying assets under the allowed alternative of the old IAS 23.
IFRS 7 Financial Instruments: Disclosures
The company adopted IFRS 7 - Financial Instruments: Disclosures as of 1 January 2007. The statement introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments including a sensitivity analysis to market risk. The adoption of the statement did not have any effect on the financial position or performance of the company.
IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
The company elected to adopt IFRIC Interpretation 11 as of 1 January 2007. This interpretation requires arrangements whereby an employee of the company is granted rights, by the parent, to an entity or its parent’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The adoption of this interpretation did not have any effect on the financial position or performance of the company.
IFRIC 12 Service Concession Arrangements
The company elected to adopt IFRIC Interpretation 12 as of 1 January 2007. This interpretation requires arrangements where a public-to-private service concession has been established to be accounted for as balance sheet assets and liabilities at inception. The adoption of this interpretation did not have any effect on the financial position or performance of the company.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
IFRIC 13 Customer Loyalty Programmes
The company elected to adopt IFRIC Interpretation 13 as of 1 January 2007. This interpretation requires the entity that grants the customer loyalty award to account for the sales transaction that gives rise to the award credits as a
“multiple element revenue transaction” and allocate the fair value between the award credits granted and the other components of the revenue transaction. The adoption of this interpretation did not have any effect on the financial position or performance of the company.
IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their
Interaction
The company elected to adopt IFRIC Interpretation 14 as of 1 January 2007. This interpretation requires the entity to measure any economic benefits available to it in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan, when determining the limit on a defined benefit asset. The adoption of this interpretation did not have any effect on the financial position or performance of the company.
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
The company is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.
The judgements that management have applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
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
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.3
Significant accounting judgements and estimates (continued)
These factors could include:
changes in proved and probable mineral reserves;
the grade of mineral reserves may vary significantly from time to time;
differences between actual commodity prices and commodity price assumptions;
unforeseen operational issues at mine sites;
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
The recoverable amounts of individual assets have been determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.
The company defers stripping costs incurred during the production stage of its open-pit operations, where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.
In the production stage of the open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.
If the company were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of the mine’s operation.
Deferred stripping costs are included in ‘Mine development costs’, within Property, plant and equipment. These form part of the total investment in the individual asset, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs.
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
Production start date
The company assesses the mine construction project to determine when it moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the construction project such as the complexity of a plant and its location. The company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include, but, are not limited to, the following:
·
·
·
·
·
·
·
the level of capital expenditure compared to the construction cost estimates;
·
completion of a reasonable period of testing of the mine plant and equipment;
·
ability to produce gold in saleable form (within specifications and with insignificant revenue);
·
ability to sustain ongoing production of gold.
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements or reserve development.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.3
Significant accounting judgements and estimates (continued)
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
Provision for environmental rehabilitation obligations
The company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The company recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.
Stockpiles, gold in process, ore on leach pad and product inventories
Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
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
Recoverable tax, rebates, levies and duties
Société d’Exploitation des Mines d’Or de Yatela S.A. is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition Société d’Exploitation des Mines d’Or de Yatela
S.A. has unresolved tax disputes. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to Société d’Exploitation des Mines d’Or de Yatela S.A. it could have an adverse effect upon the carrying value of these assets.
Ore Reserve estimates
Ore Reserves are estimates of the amount of product that can be economically and legally extracted from the company’s properties. In order to calculate Ore Reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.3
Significant accounting judgements and estimates (continued)
Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
The company is required to determine and report Ore Reserves in accordance with the SAMREC code (South African
Code for the Reporting of Mineral Resources and Reserves).
Because the economic assumptions used to estimate Ore Reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserves may change from period to period. Changes in reported Ore Reserves may affect the company’s financial results and financial position in a number of ways, including the following:
·
asset carrying values may be affected due to changes in estimated future cash flows.
·
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production basis, or where the useful economic lives of assets change.
·
overburden removal costs recorded on the balance sheet or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of depreciation.
·
Decommissioning, site restoration and environmental provisions may change where changes in estimated Ore
Reserves affect expectations about the timing or cost of these activities.
·
the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
Exploration and evaluation expenditure
The company’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.
Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of judgement and estimates of the outcome of future events.
Litigation and other judicial proceedings may raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the company may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the company could be materially affected by the unfavourable outcome of litigation.
2.4 Summary of significant accounting policies
Foreign currency translation
Functional currency
Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The functional currency of United States Dollars (US$) is used

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.4 Summary of significant accounting policies (continued)
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
Property, plant and equipment
·
·
·
·
·
Property, plant and equipment are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.
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
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the company, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.
Amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life for those assets not amortised on the units-of-production method as follows:
buildings up to life of mine;
plant and machinery up to life of mine;
equipment and motor vehicles up to five years;
computer equipment up to three years; and
leased assets over the period of the lease.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Gains and losses on disposals are determined by comparing net sales proceeds with the carrying amount. These are included in the income statement.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.4 Summary of significant accounting policies (continued)
Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of the mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at the acquisition date.
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
·
·
·
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-
production method based on estimated proved and probable mineral reserves. Other property, plant and equipment comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.
Exploration and Evaluation assets
All exploration costs are expensed until the directors conclude that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.
Costs on greenfields sites, being those where the company does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.
Costs relating to property acquisitions are capitalised within development costs.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.4   Summary of significant accounting policies (continued)
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
Leased assets
Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.
Exploration and research expenditure
Pre – licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling costs.
Inventories
·
·
·
·
·
·
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
gold in process is valued at the average total production cost at the relevant stage of production;
gold doré / bullion is valued on an average total production cost method;
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
by-products are valued on an average total production cost method.
Mine operating supplies are valued at average cost; and
heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period greater than 12 months is classified as a non-
current asset.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.
Provisions
Provisions are recognised when the company has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the company has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.4  Summary of significant accounting policies (continued)
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.
Employee benefits
Short- term employee benefits
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
Long- term employee benefits
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
Environmental expenditure
The company has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the company's environmental management plans, in compliance with current environmental and regulatory requirements. Provisons for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement.
Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to the income statement as a cost of production.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.4 Summary of significant accounting policies (continued)
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
Taxation
·
·
·
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
Current and deferred tax is recognised as income or expense and included in profit or loss for the period.
Current tax is measured on taxable income at the applicable statutory rate enacted or substantially enacted at the balance sheet date.
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
Financial instruments
Financial instruments are initially measured at fair value when the company becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.
A financial asset is derecognised when the right to receive cash flows from the asset has expired or the company has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
2.4 Summary of significant accounting policies (continued)
On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.
Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.
Other non-current assets
·
Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the company will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at cost which is deemed to be fair value as they have a short-term maturity.
Financial liabilities
Financial liabilities are subsequently measured at amortised cost, using the effective interest rate method.
Unaudited
2007
2006
Unaudited
2005
US$
3        Revenue
Product sales 208,846,031 214,500,620 110,251,425
4        Operating profit
Operating profit is arrived at after taking account of :
Cost of sales
Royalties                                                                                                       12,519,064
12,995,391 6,608,098
Amortisation of property, plant and equipment 9,753,803 39,381,404 22,925,663
Auditors’ remuneration
- Statutory audit fees 20,397 32,669 17,891
- External audit – audit fees 132,363 326,558 56,851
Contributions to Malian State social security fund 1,234,637 936,123 965,783
Legal fees 7,283 15,045 10,505
Remuneration other than to employees
- operating leases
45,953,100       40,948,998        35,831,851
- management fees 2,088,460 2,145,006 1,102,294
- other contractors
4,805,984         3,621,338         4,479,024
Salaries, wages and benefits 6,050,571 5,175,254 4,750,700
Provision for obsolete consumable stores (435,834) 757,951 -
Consumable stores
15,787,309       17,904,444       11,747,823
Inventory movement (11,969,757) (6,222,362) 10,774,414
Deferred stripping adjustment 16,383,073 (5,235,475) (16,876,563)
Other cash operating expenses 7,332,663 3,501,246 4,162,809
Other operating expenses / (income)
- other (111,707) 896,162 -

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
Unaudited
2007
2006
Unaudited
2005
US$
5
Special impairments of indirect taxes receivable and special expenses for indirect taxes payable
Payment relating to 2000 to 2002 tax audit (note 5.1) - - 569,135
Impairment of VAT refundable by Government of Mali (note 5.2) - 531,017 223,510
Payment relating to 2003 / 2004 tax audit (note 5.3) - - 787,500
Impairment of fuel taxes refundable by Government of Mali (note 5.4) - - 622,000
Assessment relating to 2005 to 2006 tax audit (note 5.5) 5,972,079 - -
Provision relating to the 2007 tax submissions (note 5.6) 229,412 - -
6,201,491            531,017
2,202,145
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
Management estimated that only US$11.5 million was recoverable based on previous VAT audits performed by the authorities. Accordingly, an impairment of VAT refundable of US$0.2 million was made. In 2006 an additional impairment of VAT refundable of $0.5 million was made (Refer Note 19.2.1).
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
5.4
Impairment of fuel taxes refundable by Government of Mali
At 31 December 2005, a gross amount of US$5.7 million relating to fuel taxes was receivable from the Government of
Mali. However, as a result of differences between the company and the Government of Mali, an impairment of
US$0.6 million was made by the Company (Refer Note 19.2.2).
5.5
Assessment relating to the 2005 / 2006 tax audit
During October 2007, the Malian authorities performed a tax audit of the corporate taxation and various indirect taxes submissions of the company for the fiscal years 2005 to 2006. The results of the audit indicated that the Company owed the Government of Mali F CFA 2,639 million (US$6.0 million as of December 31, 2007) of various indirect taxes and penalties, which was communicated by way of a formal letter of assessment to the company. The company was of the opinion that the tax submissions by the Company were in compliance with applicable laws and regulations.
Management has however decided to make a provision for this assessment in anticipation of a settlement with the tax authorities.
5.6
Provision relating to the 2007 tax submission
The company has reviewed its 2007 tax submissions based on the interpretations applied by the tax authorities in conducting the 2005 / 2006 audit. Management has determined that there may be an under payment of F CFA 101 million (US$0.23 million) as of December 31, 2007 which has been provided for in the 2007 financial results.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
Unaudited
2007                  2006
Unaudited
2005
US$
6         Taxation
All pre-tax income and income tax expense is related to operations in Mali. The convention agreement specified that the company will be taxed at 0% until July 2006.
Current tax expense 40,597,288 13,282,867 -
Deferred tax (9,273,900) (744,287) (181,096)
31,323,388 12,538,580 (181,096)
A reconciliation of the statutory tax rate to that charged in the income statement is set out in the following table:
%                        %
%
Statutory tax rate in Mali 35.0 35.0 35.0
Disallowable expenses: 3.1 0.1 6.6
-Net foreign exchange loss / (profit) 0.6 (0.1) 1.9
-Special impairment of indirect taxes receivable and special expenses for indirect taxes payable
2.5 0.2 4.7
Effect of tax holiday - (21.7) (42.7)
Translation (loss) / gain on current and deferred tax (3.1) (0.2) -
Under provision prior year 0.4 - -
Effective tax rate 35.4 13.2 (1.1)
Mine
development
costs
Work in
progress
Mine infra-
structure
Total
US$
US$
US$
US$
7
Property, plant and equipment at December 31, 2007
Cost
Balance at January 1, 2007 84,278,860 1,217,320 87,132,975 172,629,155
Additions                                                                                     1,632,596
2,141,551 1,566,621 5,340,768
Transfers & other movements (16,763,195) -
3,953,485     (12,809,710)
Balance at December 31, 2007 69,148,261 3,358,871 92,653,081 165,160,213
Accumulated amortisation
Balance at January 1, 2007 56,644,375 - 75,194,684 131,839,059
Amortisation for the year 2,438,975 - 7,314,828 9,753,803
Balance at December 31, 2007 59,083,350 82,509,512 141,592,862
Carrying amount at December 31, 2007 (unaudited)
10,064,911
3,358,871
10,143,569
23,567,351
Mine
development
costs
Work in
progress
Mine infra-
structure
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
Accumulated amortization
Balance at January 1, 2006 43,559,660 - 49,080,754 92,640,414
Amortisation for the year 13,084,715 - 26,296,689 39,381,404
Disposals                                                                                                   -
- (182,759) (182,759)
Balance at December 31, 2006 56,644,375 - 75,194,684 131,839,059
Carrying amount at December 31, 2006
27,634,485
1,217,320
11,938,291
40,790,096
Included within the net book value of Mine Development costs is US$7.3 million (2006: US$23.6 million and 2005:
US$18.4 million) of capitalised stripping costs.

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
Unaudited
2007                  2006
US$
8        Inventories
Ore stockpiles
16,468,547             11,479,030
Gold bullion
-                   760,511
Gold-in-process                                                                                                               16,959,228
9,218,478
Consumable stores
5,075,421               5,009,116
Consumable stores 5,397,538 5,767,067
Less: adjustment for obsolete and slow-moving items (322,117) (757,951)
Total inventories 38,503,196 26,467,135
9
Trade and other receivables
Related party receivables
– Société des Mines d’Or de Sadiola S.A.
- 262
– Rand Refinery
3,731,848               3,926,803
3,731,848               3,927,065
Vat refundable by Government of Mali (note 5.2 and 20.2.1) 27,678,710 20,204,542
Prepaid expenses
84,997                    59,790
Refundable tax on fuel by Government of Mali (note 5.4 and 20.2.2) 2,381,884 3,431,930
Other
1,731,050                 693,789
Total current and non-current trade and other receivables 35,608,489 28,317,116
Less: non-current portion of amounts refundable by Government of Mali 19,267,402 15,005,298
Total current trade and other receivables 16,341,087 13,311,818
10      Deferred taxation
The deferred taxation asset / (liability) relating to temporary differences is made up as follows:
- Property, plant and equipment
92,451 (6,382,235)
- Non-current provisions 7,413,120 5,077,272
- Inventory
112,741                  137,570
- Present value adjustment on indirect taxes receivable 1,072,745 580,205
- Current provisions 1,508,226 1,512,571
10,199,283                 925,383
The movement on the net deferred tax asset is as follows:
Balance at beginning of year 925,383 181,096
Deferred tax income 9,273,900 744,287
Balance at end of year 10,199,283 925,383
11
Cash and cash equivalents
Malian bank balances
4,480,356 1,240,077
London and South African bank balances 22,476,145 25,959,503
Petty cash
14,282                    12,223
26,970,783             27,211,803
12       Provisions
Environmental rehabilitation obligation
Balance at beginning of year
14,506,491 13,799,939
Unwinding of obligation 725,324 689,997
Change in estimate 6,949,556 1,643,176
Utilised during the year (1,001,027) (1,626,621)
Balance at end of year 21,180,344 14,506,491
Employee long service obligation
Balance at beginning of year
-                 939,691
Unwinding of obligation
-                            -
Change in estimate
-              (939,691)
Balance at end of year
-                            -
Total provisions 21,180,344 14,506,491

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
Unaudited
2007                     2006
US$
Assumptions applicable to environmental rehabilitation obligation
Estimated gross future environmental rehabilitation costs
US$25.0 million US$16.2 million
Discount rate
3.8%                         5%
Inflation rate
2.30%                     2.25%
Average cash flow period 8 years 8 years
The average cash flow period is based on the current estimate of the time necessary to fulfil all obligations, which is subject to revision annually. The estimated gross future costs are based on management's best estimates at
December 31, 2007, and are also subject to revision annually. The change in estimate arises due to the change in the assumption of the discount rate applicable and a change in the estimate of the gross future costs.
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
Unaudited
2007
2006
US$
13
Trade and other payables
Related party payables
– AngloGold Ashanti Limited
771,625 222,632
– AngloGold Ashanti Mali S.A. 364,612 446,404
– Société d’Exploitation des Mines d’Or de Sadiola S.A. 493,053 381,698
1,629,290               1,050,734
Accruals
15,296,481               6,381,889
Trade and other payables 7,590,161 9,559,256
24,515,932            16,991,879
Unaudited
2007                   2006
Unaudited
2005
US$
14       Dividend paid
Amount outstanding at beginning of year - - -
Dividends declared during the year 80,000,000 51,000,000 -
Less: amount outstanding at end of year - - -
Dividends paid 80,000,000 51,000,000 -
15
Income tax paid
Amount payable / (receivable) at beginning of year 13,320,163 - -
Current tax expense (note 6) 40,597,288 13,282,867 -
Translation difference (822,626) 489,759 -
Amount receivable / (payable) at end of year (33,165,682) (13,320,163) -
Income tax paid 19,929,143 452,463 -
16
Contractual commitments and contingencies
16.1    Operating leases
At December 31, 2007, the company was committed to making the following minimum payments in respect of operating leases for amongst other, hire of plant and equipment.
Unaudited
2007
2006
US$
Expiry within:
- One year
2,833,047            8,487,894
These balances are calculated based on the minimum rentals due in terms of the contract up to and including the expiry date (October 2007) or minimum notice period (six months), whichever is the lesser. The contract does not provide for guaranteed escalations. The company has no other restrictions on any of its leasing arrangements.

Société d’Exploitation des Mines d’Or de Yatela S.A
.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
Unaudited
2007
2006
US$
16.2   Capital commitments
           Contracted for
3,738,345           5,694,800
Not contracted for
2,522,480           3,282,647
Total authorised by the directors 6,260,825 8,977,447
The proposed capital expenditure for mine infrastructure will be financed from cash resources generated by operating activities of the company.
16.3   The company is subject to and pays taxes in Mali. Some of these taxes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due.
The tax rules in Mali are complex and subject to interpretation. From time to time the company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the company’s business conducted in Mali. Management believes based on information currently on hand that no such tax contingencies exist, and as assessments are completed, the company will make appropriate adjustments to those estimates used in determining amounts due. The ultimate outcome cannot be presently determined.
17      Ordinary stock
Authorised and issued: ordinary par value stock with a nominal value of F CFA 10 000 (US$14.513) each.
Held by:
Number of
outstanding
stock in issue
Unaudited
2007
2006
US$
Sadiola Exploration Ltd 794 11,523 11,523
NF Nicolau 1 14.5 14.5
J McCombe 1 14.5 14.5
M Diallo 1 14.5 14.5
GA Edey 1 14.5 14.5
FRL Neethling 1 14.5 14.5
AW Mbugua 1 14.5 14.5
Government of the Republic of Mali 200 2,903 2,903
1,000 14,513 14,513
18       Related parties
18.1
Identity of related parties
The stockholders of the company are disclosed in note 17. Entities within the AngloGold Ashanti group and with which the company has transacted, are listed in note 18.2. The directors of the company are listed below:
NF Nicolau (Chairman) (South African)
J McCombe (Canadian)
M Diallo (Malian)
GA Edey (Canadian) (resigned October 25 2007)
FRL Neethling (South African)
AW Mbugua (Kenyan)
S Malé (Malian)
W Diawara (Malian)
L. Philips (Canadian) (appointed October 25 2007)

Société d’Exploitation des Mines d’Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
18.2
Material related party transactions
Material related party
transactions are as follow:
Transactions
with related
parties
Net amounts
due by/
(owed to)
related parties
(notes 9 & 14)
Transactions
with related
parties
Net amounts
due by/
(owed to)
related
parties
(notes 9 & 14)
Transactions
with related
parties
Net amounts
due by/
(owed to)
related
parties
Unaudited 2007
2006
Unaudited 2005
US$
AngloGold Ashanti Mali S.A
2,892,386
(364,612)
3,447,035
(446,404)
2,150,765
(44,992)
Société des Mines de Morila S.A
(Morila)                                                 2,327
-
1,673
-
2,082
(22)
Société d’Exploitation des Mines
d’Or de Sadiola S.A. (Sadiola)
2,619,552            (493,053)          2,865,379            (381,436)
3,100,621           (160,821)
AngloGold Ashanti Limited
2,981,852
(771,625)
1,089,223
(222,632)
1,201,062
(106,016)
Rand Refinery Limited
(208,846,031)
3,731,848
(214,136,050)
3,926,803
(110,021,719)
3,247,206
Sadiola Exploration Limited
-
-
1,111,147
-
3,587,294
(49,665,396)
Key management personnel
remuneration                                     863,863
-
674,485
-
553,506
-
- Salary
774,434
-
619,860
-
485,779
-
- Performance related payments
58,059
-
16,995
-
21,343
-
- Pension Scheme Contributions
18,676
-
26,158
-
46,384
-
-Other Benefits
12,694
-
11,472
-
-
-
AngloGold Ashanti Mali S.A. is a service organisation within the AngloGold Ashanti company and, accordingly, provides management services to the company. Included in transactions with AngloGold Ashanti Mali S.A. are management fees paid by the Company of US$2,088,460 (2006: US$2,145,006 and 2005: US$1,102,294) (refer note
4). Morila and Sadiola are fellow subsidiaries to the company, also located in Mali. Yatela shares certain employees with Sadiola, as well as the elution and smelting of the gold production process. The company incurs only ad hoc transactions with Morila.
Rand Refinery Limited is a subsidiary company within the AngloGold Ashanti group. The company has entered into contractual agreements with Rand Refinery Limited for the provision of all services required for the collection, transport, refining and purchase of the doré bars produced by the company. Included in transactions with Rand
Refinery Limited are sales by the company of US$208.8 million (2006: US$214.5 million and 2005: US$110.3 million)
and purchases by the company of US$0.4 million (2006: US$0.4 million and 2005: US$0.2 million).
19
Risk management activities
In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes. The company has access via its shareholders to a developed comprehensive risk management process to facilitate, control and monitor these risks.
The financial risk management objectives of the company are defined as follows:
•     safeguarding the company’s core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
• ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
• ensuring that all contracts and agreements related to risk management activities are coordinated and consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.
19.1
Gold price risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The company does not hedge against the effects of fluctuations in the gold price.
19.2
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
Notes to the financial statements
For the years ended December 31, 2005, 2006 and 2007
19.2.1   Vulnerability from concentrations of VAT refundable by the Government of Mali
Value added taxes receivable from the Government of Mali amounts to US$30.6 million at 31 December 2007 (2006:
US$21.7 million and 2005: US$11.5 million). VAT is refundable from the government in F CFA. The last audited
VAT return was for the period ended March 31, 2007 and at December 31, 2007 US$21.5 million (2006:
US$13.4 million and 2005: US$7.5 million) is still outstanding and US$9.1 million (2006: US$8.3 million and 2005:
US$ 4.0 million) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits. The Government of Mali is a shareholder in the company and protocol agreements were signed on July 5, 2006. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2007. Certain amounts are expected to be received after 12 months of the balance sheet date and are classified as non-current accordingly. These amounts provided for have been discounted to their present value at a rate of 6.5% per annum.
19.2.2   Vulnerability from concentrations of refundable tax on fuel by the Government of Mali
Fuel duties receivable from the Government of Mali amounts to US$2.6 million at 31 December 2007 (2006: US$3.6 million and 2005: US$4.3 million). Fuel duties are paid on receipt of the fuel supply and are refundable in F CFA, requiring the claim to be submitted before January 31 of the following year, and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved US$0 million (2006: US$ 1.3 million and 2005: US$3.2 million) which is still outstanding, whilst
US$2.6 million (2006: US$2.3 million and 2005: US$1.1 million) is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. The Government of Mali is a shareholder in the company and protocol agreements have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2007. With effect from February 2006, fuel duties are no longer payable to the Government of Mali.
These amounts provided for have been discounted to their present value at a rate of 6.5% per annum.
19.3
Currency risk
Since the functional currency of the company is US Dollars, currency risk is incurred primarily as a result of purchases made in other currencies, such as the Euro, South African Rand and the Franc de la Communauté
Financière d’Afrique (F CFA). The company does not use derivatives to hedge foreign currency transactions.
As the company does not enter into financial instruments for trading purposes, the risks inherent to financial instruments are always offset by the underlying risk being hedged. The company further manages such risks by ensuring that when decisions are made to utilise hedging the level of hedge cover will not exceed expected requirements in future periods, that the tenor of instruments will not exceed the life of mine and that no basis risk exist.
19.4
Fair values of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company’s current financial instruments as at December 31, 2007 approximates the carrying amount of such financial instruments as reflected in the balance sheet.
US$19.3 million, included in non-current trade and other receivables, relates to VAT and fuel duties which are expected to be refunded in periods subsequent to the 2008 financial year. The fair value of this receivable approximates its carrying amount. All other amounts are expected to be recoverable or payable within the 2008 financial year.
20         Capital management
The primary objective of managing the company’s capital is to ensure that there is sufficient capital available to support the funding requirements of the company, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders’ returns and ensures that the company remains in a sound financial position. There were no changes to the company’s overall capital management approach during the current year. The company manages and makes adjustments to the capital structure as and when funding is required. This may take the form of raising shareholder or bank debt or hybrids thereof.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ANGLOGOLD ASHANTI LIMITED
/s/ Srinivasan Venkatakrishnan
Name:    Srinivasan Venkatakrishnan
Title:
Chief Financial Officer
Date:      May 16,
2008
E-1
Exhibits to Form 20-F
Exhibit Number                  Description                                                            Remarks
Exhibit 19.1
Memorandum and Articles of Association of
AngloGold Limited as in effect on May 6, 2008
Exhibit 19.2
Trust Deed dated February 27, 2004 between
AngloGold Holdings plc as Issuer, AngloGold
Limited as Guarantor and the Law Debenture
Trust Corporation plc as Trustee
Incorporated by reference to Exhibit 19.2 of
AngloGold’s annual report on Form 20-F filed
with the Securities and Exchange Commission
on March 19, 2004
Exhibit 19.4.1.1
AngloGold Limited Share Incentive Scheme in
effect April 4, 2003
Incorporated by reference to Exhibit 19.4(c) of
AngloGold’s annual report on Form 20-F filed
with the Securities and Exchange Commission
on June 28, 2002
Exhibit 19.4.1.2 Bonus Share Plan in effect
on May 6, 2008
Exhibit 19.4.1.3
Long-Term Incentive Plan in effect April 29,
2005
Incorporated by reference to Exhibit 19.4.1.3
of AngloGold Ashanti’s annual report on Form
20-F filed with the Securities and Exchange
Commission on March 20, 2006
Exhibit 19.4.1.4
Registration rights agreement dated March 3,
2006 between AngloGold Ashanti Limited and
Anglo South African Capital (Proprietary)
Limited
Incorporated by reference to AngloGold
Ashanti’s Form 6-K filed with the Securities
and Exchange Commission on March 23,
2006
Exhibit 19.4.1.5
Letter confirming appointment of M Cutifani as
chief executive officer of AngloGold Ashanti
Limited
Exhibit 19.4.1.6 Retainer agreement of M Cutifani with
AngloGold Ashanti International Services
Limited
Exhibit 19.6
Statement regarding how loss/earnings per
share information was calculated
See note 9 to the consolidated financial
statements
Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries
Exhibit 19.12.1
Certification of Mark Cutifani, Chief Executive
Officer of AngloGold Ashanti Limited, pursuant
to Section 302 of the Sarbanes-Oxley Act of
2002
Exhibit 19.12.2
Certification of Srinivasan Venkatakrishnan,
Chief Financial Officer of AngloGold Ashanti
Limited, pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

E-2
Exhibit 19.13
Certification pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of
the Sarbanes-Oxley Act of 2002
Exhibit 19.15.1(a and b)
Consents of Ernst & Young, independent
registered public accounting firm
Exhibit 19.15.2 (a and b)
Consents of KPMG, independent registered
public accounting firm
Exhibit 19.15.3
Consent of PricewaterhouseCoopers,
independent registered public accounting firm

EXHIBIT 19.1
Form CM2
REPUBLIC OF SOUTH AFRICA
COMPANIES ACT 1973
MEMORANDUM OF ASSOCIATION
of a Company having a share capital
[Section 54(1); Regulation 17(1) and 17(2)1]
Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here
1.
Name
(a) The name of the Company is
AngloGold Ashanti Limited
(b)    The name of the Company in the other official language of the Republic is
N/A
(c)    The shortened form of the name of the Company is
N/A
Reproduced under Government Printer's Copyright Authority 9836 dated 14 July 1994
Amendments included in this Memorandum and
Articles of Association was approved by shareholders
at the annual general meeting held on 6 May 2008
Registration No. of Company
1944/017354/06

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT 1973
Form CM 2A
2.   Purpose describing the main business
The main business which the Company is to carry on:
“gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold”
3.    Main object
The main object of the Company is:
“To engage in all aspects of the business of gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold”
4.
Ancillary objects excluded
The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company
N/A
5.
Powers
(a)    The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 of the Act
N/A
(b)    The specific powers or part of any specific powers of the Company set out in
Schedule 2 to the Act, if any, which are qualified under section 34 of the Act
N/A
6.
Conditions
Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration
N/A

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT 1973
Form CM 2B
7.
Pre-incorporation contracts (if any)
NIL
8.
Capital
(a)
Par value: The share capital of the Company is 102,120,000 rand, divided into:
(i)   400,000,000 ordinary par value shares of 25 cents each*; and
(ii)   2,000,000 A redeemable preference par value shares of 50 cents each; and
(iii)   5,000,000 B redeemable preference par value shares of 1 cent each; and
(iv)   4,280,000 E ordinary par value shares of 25 cents each
#
.
(b)
No par value:
(i)    The number of no par value ordinary shares is           NIL           ;
(ii)   the number of no par value preference shares is NIL     ; and
(iii)   the number of redeemable no par value preference shares is NIL .
*   With effect from close of business on 24 December 2002, the Company’s ordinary shares were sub-divided on a two for one basis, which resulted in the authorised ordinary share capital being amended from 200,000,000 ordinary par value shares of
50 cents each to 400,000,000 ordinary par value shares of 25 cents each. The sub-
division of the ordinary share capital of the Company was approved by members, in general meeting on 5 December 2002 – Special Resolution No. 2, and registered by the
Registrar of Companies on 10 December 2002.
#
  The creation of the E ordinary shares in the capital of the Company was approved by members, in general meeting on 11 December 2006 – Special Resolution No. 1, and registered by the Registrar of Companies on 11 December 2006 and increased the capital of the Company by R1,070,000.

FORM CM44A
REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973
ARTICLES OF ASSOCIATION
of a Company having a share capital
not adopting Schedule 1
[Section 60(1); Regulation 18]
Name of Company
AngloGold Ashanti Limited
A.
The articles of Table A or Table B contained in Schedule 1 to the Companies Act,
1973, shall not apply to the Company.
B. The articles of the Company are as follows:
Reproduced under Government Printer's Copyright Authority 9836 dated 14 July 1994
Registration No. of Company
1944/017354/06

ARTICLES OF ASSOCIATION
INDEX
Article No
Page No
ACCOUNTS
Annual general meeting, to be considered at
Balance sheet and accounts with directors' and auditors'
reports to be sent to each member prior to annual general
meeting
Inspection of, by directors only
Proper accounts to be kept
re-opening of, not permissible after being laid before annual general Meeting
Stock Exchanges, accounts to be sent to
Where books of accounts to be kept
48
132
131
130
135
132
131
21
47
46
46
48
47
46
ACQUISITION OF OWN SECURITIES
35.6                      16
ACT, Companies Act, 1973, as amended, defined
2                          1
ADJOURNMENT OF MEETINGS
45; 52; 54 20; 22
ALLOTMENT, renunciations of
24                       12
ALTERATIONS OF CAPITAL (see Capital)
ALTERATIONS OF MEMORANDUM (see Memorandum)
ALTERNATE DIRECTORS (see Directors)
ANNUAL FINANCIAL STATEMENTS
132                      47
ANNUAL GENERAL MEETINGS (see Meetings, General)
ARTICLES, These articles, definition of
2                         1
AUDITORS, (see Independent External Auditors)
AUTHENTICATION OF DOCUMENTS (see Documents)
BORROWING POWERS
Directors' borrowing powers
Manner of securing borrowed money
97
97

Article No
Page No
BUSINESS OF COMPANY
Directors may undertake all branches of
Management and control of, vested in directors
Directors may arrange for any branch of to be carried on
through any subsidiary
94
95
96
36
36
36
CAPITAL (SHARES)
Cancellation of shares not taken
Consolidation and division, of
Conversion of, having a par value into stated capital
Increase of
Fractions on consolidation of
Modifying rights attached to different classes of shares in
New shares considered part of present capital
Redeemable preference shares, Company may issue
Reserve at Company's disposal
Subdivision of
35.3
35.1
35.7; 35.8
32; 35.2
36
35.5
33
8
6
35.4
15
15
16
14; 15
17
16
15
7
6
16
CAPITALISATION OR BONUS ISSUE (see Reserves)
CAPITAL REDEMPTION RESERVE FUND
126; 128 45; 46
CERTIFICATES
Balance certificates, member entitled to
Definition of
Issue of, member entitled to within one month of allotment
or 21 days after lodgement of transfer
Joint holders, one certificate for
lost or defaced certificates, replacement of
numbering of, if applicable
payment for, after the first, as the directors shall from time to time determine
signing of
Transfer offices, any of, may issue
12
2
12
14
13
12
12
11
17
8
1
8
9
9
8
8
7
10
CHAIRMAN
Casting vote of
-
at directors’ meetings
- at general meetings
107
58
40
24
CLOSING OF REGISTERS
16                         9
COMMISSIONS AND BROKERAGE on share issues
Company may pay
9
7

Article No
Page No
CONSOLIDATION OF SHARES
35.1                      15
CONSTITUTION
Tables "A" & "B" not to apply
1 1
CONVERSION OF SHARES INTO STOCK
28
13
DEBENTURES
Debentures, creation, transfer of and certificates for
97                       37
DEFINITIONS
2                         1
DIRECTORS
Absence from meetings, effect of
Alternate
Appointment of, additional: by company
by directors
casual vacancies, how filled
contracts with Company by
declarations of interests by
definition of
insolvency of, effect
disqualification of
fees, expenses, travelling and other, payment of
interests in contracts with Company
lunacy of, effect
Managing (see Executive Officers)
May be directors of Company’s subsidiaries or associates
Number of
Other office of profit, may hold
Powers of (see Powers of Directors)
Proceedings of (see Proceedings of Directors)
Professional capacity, director may act in
75.7
85
89
92
92
79
79
2
75.1
75.5
74
79; 80
75.2
77
72
76
78
30
33
35
35
35
31
31
2
29
30
29
31
29
30
29
30
30
Quorum, when director personally interested may count in
Removal of, by ordinary resolution
Remuneration, by ordinary resolution
Remuneration, for special services
Request to resign, from all other directors, effect of
Resignation of
Resolutions in writing
Rotation and retirement of (see Rotation of Directors)
Vacancies, power to fill/act
Vacation of office, compulsorily, by
Validity of acts
81
75.4
73
74
75.3
75.6
109
89; 92
75
111
31
29
29
29
29
30
40
35
29
41

DIRECTORS (continued)
Voting by, when personally interested
Voting powers of Company in other companies, exercised by
directors
Article No
82
84
Page No
32
32
DIVIDENDS AND PAYMENTS TO MEMBERS
Apportionment of
Company cannot increase , but may decrease directors’
recommendation on
Currency of
Date for payment of
Declaration of, Company or directors may make
Delegation of Company’s obligation in respect of, to its
bankers
Foreign currency, payment in
Joint holders, payment to
Legal incapacity of member, dividend rights on
Method of payment of dividend
Rescission before payment of
to whom payable
unclaimed dividends, forfeiture of
117
118
117
116
117
120
124; 129
122
27
122; 123
117
122
119
42
42
42
42
42
43
44; 46
43
13
43; 44
42
43
43
DOCUMENTS
Authentication of
Electronic archiving of
115
114
42
41
ELECTRONIC MAIL
Definition of
Notices by
2
136
2
48
E ORDINARY SHARES
Conditions attaching to
147                      59
EXECUTIVE OFFICERS
101; 102; 103 38; 39
FINANCIAL STATEMENTS (see Annual Financial
Statements)
FRACTIONS
Capitalisation or bonus issue, on
Consolidation, on
Distribution of surplus profits, arising on
127
36
127
45
17
45
GAZETTE
Government Gazette defined
2 2

Article No
Page No
GENERAL MEETINGS
Accidental omission to give notice of; or delay or non-receipt of notice of
Adjournment of
Annual, holding of
Chairman of (and casting vote)
General meeting, convening of by directors or on requisition
Lack of quorum
Notice of
Place and time of
Poll at
Postponement, cancellation of
Proceedings at (see Proceedings at General Meetings)
Proxies (see Proxies)
Quorum for
Representation of corporation at
Separate meeting place
Special business:
-
definition of
-
notice of
votes of members (see Votes of Members)
when general meetings to be held
47
45; 52; 54
42
53; 58
43
52
46
42
59
45
50
51
55
48
46
42; 43; 44
20
20; 22
19
22; 24
19
22
20
19
24
20
21
22
23
21
20
19
INCREASE OF CAPITAL
32                       14
INDEMNITY AND RESPONSIBILITY
Company's indemnity to directors and officers
non-liability of directors or other officials of Company for each other
143
144
51
52
INDEPENDENT EXTERNAL AUDITORS
133; 134; 135 47; 48
INTERPRETATION
Tables "A" & "B" not applicable
Words in articles to mean same as in Act
1
2
1
1
IN WRITING
Definition of
2 2
JOINT HOLDERS
Certificate
Notice to
Votes
12
137
65
8
50
26

Article No
Page No
LEGAL INCAPACITY
Definition of
2 2
LIABILITY OF DIRECTORS AND OFFICERS
144                      52
LOCAL OR DIVISIONAL BOARDS, AGENTS AND
COMMITTEES OF THE BOARD
Attorneys and agents, directors may appoint
Committees, directors may delegate to
Local boards and agencies, directors may appoint
Proceedings of, same as for directors
99
100
98
110
38
38
37
40
MANAGEMENT AND CONTROL OF BUSINESS OF
COMPANY
95                        36
MANAGING AND EXECUTIVE DIRECTORS AND
MANAGERS
Appointment of, by directors
Powers of
Remuneration of
Retirement by rotation, liability for
101
103
74
102
38
39
29
38
MEETINGS, GENERAL (see General Meetings)
MEMBERS
Certificate, entitlement to
Death, or insolvency – transmission of shares on
Definition of
Demand for a poll by
12
25; 26
2
56
8
12
1
23
Financial statements – rights to receive
Inspection of books by
Notices to
Proxy, appointment of
Register of (see Register of Members)
Transfer of shares (see Transfer of Shares)
Votes of
132
131
136
66; 67; 68; 69
63; 64; 65
47
46
48
26; 27
25; 26
MEMORANDUM
Alteration of
35.9                       16
MEMBERS, VOTES OF (see Votes of Members)

Article No
Page No
MINUTE BOOK
to be considered prima facie evidence of proceedings at
general meetings
62                        25
MODIFICATION OF RIGHTS
class meetings for
new shares ranking pari passu, not a modification of existing rights
written consent for
39
40
39
18
19
18
MONTH
Definition of
2 2
NOTICES
Accidental omission to give, or delay or non-receipt of
Address of member for service of
Advertisement of
Binding on successors in title to securities
Deemed receipt of
Definition of
Directors' meetings, of
Effect of accidental omission to give
How days of notice of general meeting to be counted
Joint holders, to
Legal incapacity, notice valid despite member under
Manner of giving
Member's right to receive
on whom binding
period of
Stock Exchanges, notices of general meetings to be given to
Time when notice deemed served
47
136
136
138
136.2
2
136
141
46
137
139
136
136
139
140
136
136.2
20
48
48
50
49
3
48
51
20
50
50
48
48
50
51
48
49
ODD-LOT OFFERS
38
18
OFFICE
Definition of
2 3
PAYMENTS TO MEMBERS
in foreign currency
116
124; 129
42
44; 46
POLL
57                        24
POWERS OF DIRECTORS
Alternate directors, power to appoint
Borrowing powers
85
97
33
37

POWERS OF DIRECTORS (continued)
Branch or subsidiaries, directors may conduct business
through
Capitalisation or distribution of profits
co-option to board, by directors
delegation to committee any of their powers
documents, authentication of
local boards and committees, power to appoint
(See Local, Divisional Boards, Agents and Committees of the
Board)
management of business of Company vested in directors
pensions to directors, ex-directors, officers, employees and families, directors may pay
quotation of Company's shares on Stock Exchanges, power
of directors to obtain
Article No
94
127
92
100
115
95
91
93
Page No
36
45
35
38
42
36
35
35
PREFERENCE SHARES
Conditions attaching to A
Conditions attaching to B
146.2
146.3
53
55
PROCEEDINGS AT GENERAL MEETINGS
Adjournment of general meetings, and notice of adjournment
Casting vote of chairman
Chairman of general meetings
Chairman's declaration of result on show of hands conclusive evidence
General nature of business to be disclosed in notice
convening
Minutes of (see Minutes)
no amendment of resolution proposed without approval
objections to voting or voter at
procedure if no quorum
procedure if poll demanded
45; 52; 54
58
53
56
49.1
49.2
61
52
59
20; 22
24
22
23
21
21
24
22
24
Quorum at general meetings
Representation of corporation at
Resolutions at, passed on show of hands unless poll
demanded
Result of poll deemed to be resolution
Separate meeting place
Scrutineers, to conduct poll
Special and ordinary business, definition of
Votes, admission or rejection of
50
51
56
57
55
60
48
61
21
22
23
24
23
24
21
24

Article No
Page No
PROCEEDINGS OF DIRECTORS OR COMMITTEES
acts of directors or committees valid notwithstanding defective appointment
appointment of committees (see Local Boards, Agents and
Committees)
chairman and deputy chairman, election of
chairman's casting vote
convening of meetings of
directors' resolutions signed by all available directors
held by alternative means of communication/media
meetings of directors, procedure at
meeting may exercise all directors' powers
notice of
quorum
vacancies, meeting only for filling if below minimum
voting at
111
106
107
104
109
112
104
108
136
104
105
107
41
40
40
39
40
41
39
40
48
39
39
40
PROFITS
Directors powers on capitalisation or distribution of
127                      45
PROXIES
Depositing at branch office outside South Africa
Instrument appointing a proxy may be created by electronic
or other means
Entitled to vote on poll only
Form of proxy instrument
Legal incapacity of member, validity of proxy after
May confer power of delegation or sub-delegation
Member of Company, proxy need not be
Must be received 48 hours before meeting
Several proxies, member may appoint
Valid for maximum of 6 months
Validity at adjourned meetings
69.6; 70
69
67
69
71
69
67
69
66
69
69
26; 28
26
26
26
28
26
26
26
26
26
26
QUORUM
Directors’ meetings
General meetings
104
50
39
21
REGISTER OF MEMBERS
Closing of
Branch, directors may open
Definition of
Main register, to be kept
Registers, main or branch, closing of
sub-register, definition of
16
15
2
15
16
2
9
9
3
9
9
4

Article No
Page No
REQUISITION OF GENERAL MEETING
43                        19
RESERVES
Capitalisation of (for capitalisation or bonus issue)
Directors may set aside profits to
Fractions on distribution of
Investment of
use of
126
125
127
125
125
45
44
45
44
44
RESOLUTION IN WRITING SIGNED BY DIRECTORS
109
40
ROTATION OF DIRECTORS
Notice of intention to propose a person as director
Number to retire at Annual General Meeting
Retiring directors eligible for re-election
Vacated offices to be filled at general meetings
When retiring directors may continue in office
Who to retire by rotation
87
86
87
88
87
86
34
33
34
34
34
33
SECRETARY
Appointment of
Definition of
113
2
41
4
SECURITIES
Acquisition of own by the Company
Allotment of
Certificated, definition of
Certificates for (see Certificates)
Commission on issue of
Consolidation of
Control of unissued
Definition
Fractions of (see Fractions)
General meeting to determine rights attaching to
Issue of, as Company in general meeting may determine
35
6
2
9
35
6
2
7
7
15
6
1
7
15
6
4
6
6
Joint holders
Legal incapacity of member, title to share
Modifying rights attached to different classes of
Numbering of, if applicable
Power to pay commissions for subscription of shares
preference (see Preference Shares)
Redeemable preference, power to create
Registered holders only recognised
14
26
39
12
9
8
10
9
12
18
8
7
7
7

SECURITIES (continued)
Subdivision and consolidation of (see Capital (Share)
Transfers of certificated (see Transfer of Securities)
Transmission of certificated, on death of member
Uncertificated
Article No
25
2
Page No
12
5
SHARE CAPITAL (see Capital)
SHAREHOLDERS (see Members)
SHAREHOLDERS’ MEETINGS (see General Meetings)
SHARE PREMIUM ACCOUNT
Capitalisation or distribution of
126; 128 45; 46
SUB-DIVISION OF SHARES
35.4                      16
TRANSFER OFFICE
Definition of
to be kept at places decided by directors
2
17
4
10
TRANSFER OF SECURITIES
Instrument of transfer, form of
Member may transfer in common form
Office to which transfer form must be sent
Power of directors to refuse to register transfer in other
circumstances
Powers of attorney to remain in force until written notice of revocation
Refusal of directors to register, notice of to be given
Renunciations of allotment
Securities of deceased members
Signatures, on instruments of transfer
Transfer deed, form of
Transfer instrument, to be retained by Company
Transfers to be signed by transferor, by transferee only when required
19
18
18
21
23
22
24
18
19
18
20
19
10
10
10
11
11
11
12
10
10
10
11
10
TRANSFER SECRETARY
Definition of
2 5

Article No
Page No
TRANSMISSION OF CERTIFICATED SECURITIES
Deceased member, only executors or administrators
recognised
Joint holders, only survivors of recognised
Person becoming entitled through legal incapacity of
member, rights to transfer and vote
Persons becoming entitled through legal incapacity of
member, rights to dividend
25
25
26
27
12
12
12
13
TRUSTEES, PAYMENTS TO
123                      44
TRUSTS
Company not bound to recognise trusts of shares
10                         7
UNCERTIFICATED SECURITIES
146                      53
UNCLAIMED DIVIDENDS
119                      43
VOTES OF MEMBERS
Body corporate member, voting by representative
Joint holders
Poll, on
Proxies (see Proxies)
Show of hands, on
Special provisions as to (if any)
Validity of votes by proxy (see Proxies)
When member is a body corporate
64
65
63
63
63
64
25
26
25
25
25
25
WAIVER BY STOCK EXCHANGE
145
52
WINDING-UP
Authority of liquidators to distribute assets
How assets are to be distributed
142
142
51
51
YEAR
Definition of
2 5

1
TABLES A AND B
1.
Neither the regulations of Table “A” nor of Table “B” contained in Schedule I to the
Companies Act, 1973 or in any consolidation or re-enactment thereof shall apply to the Company.
INTERPRETATION
2. The headnotes to these articles are for reference purposes only and shall not affect the interpretation or construction thereof. In the interpretation of these articles, if not inconsistent with the subject or context, the words standing in the first column of the following table shall bear the meanings set opposite to them respectively in the second column hereof:
WORDS
MEANINGS
Act the Companies Act, 1973, as amended from time to
time or any re-enactment thereof.
articles these articles of association as now framed or as from time to time altered by special resolution.
CAS Act the Custody and Administration of Securities Act,
1992, as amended from time to time.
certificate a certificate evidencing title to securities.
certificated securities securities evidenced by a certificate.
CSD a central securities depository as defined in the CAS
Act.

2

directors
the directors for the time being of the Company and
the alternate directors thereof or, as the case may be,
the directors assembled as a board at which a quorum
is present.
electronic mail
includes, but is not limited to, information generated,
displayed, sent, received or stored by electronic means,
including websites, electronic data exchange and
electronic mail, as determined by the directors from
time to time.
Gazette the Government Gazette of South Africa.
in writing
written or produced by any substitute for writing or
partly written and partly so produced and including
printing, typewriting or lithography or any other
mechanical process or partly one and partly another.
legal incapacity
death; insolvency; or judicial management or
liquidation, or placing under curatorship by reason of
insanity or prodigality; infancy or minority; or marriage
of a female member subject to the marital power
(whether in community of property or out of
community of property); or any other event which
satisfies the directors that a member is deprived of his
legal capacity to act and that it is vested in some other
person.
member the registered holder of a share in the Company.
month                                calendar month.

3
notices
includes, but is not limited, to any one or more of the
following- annual reports, circulars, dividend notices,
interest notices, interim reports, listings particulars,
proxy forms, quarterly reports and any such other
information as the Company may wish to distribute to
such persons as are entitled to receive same, in
accordance with the provisions of these articles
and/or the Act and/or the rules of any stock exchange
upon which any shares of the Company are listed or
quoted.
office the registered office of the Company.
paid up paid up or credited as paid up.
participant
a depository institution accepted by a CSD as a
participant in terms of the CAS Act.
proxy
a person duly appointed in accordance with these
articles to represent a member at any meeting or
adjourned meeting.
proxy instrument a written instrument appointing a proxy whether in terms of a form of proxy, power of attorney or other
document, complying with article 69.
register
the register of members of the Company and any
branch register kept by the Company pursuant to
these articles.

4
secretary
the secretary of the Company for the time being or
any person duly authorised thereto by the directors
acting in the place of such secretary for the time being
or any person appointed by the directors to perform
any of the duties of the secretary; or any person duly
authorised to represent a body corporate or a
partnership which is the secretary of the Company.
securities shares, debentures and/or other securities of the
Company.
South Africa the Republic of South Africa as constituted from time to time.
Statutes the Act and every Ordinance or Act from time to time in force concerning companies and affecting the
Company.
sub-register
the record of uncertificated securities administered
and maintained by a participant (which forms part of
the register).
transfer office the office and any office maintained for the purpose of receiving for registration transfers of shares,
debentures or other securities of the Company.

5
transfer secretary
any person appointed by the directors to act for the
time being in place of or in addition to the secretary
for the purpose of registering transfers of shares,
debentures or other securities of the Company,
keeping registers and other records required by the
Act to be kept at the office or the transfer office and
issuing certificates of title to shares, debentures or
other securities of the Company and any person
appointed to be a secretary to any local committee
under article 17 hereof; or any person duly authorised
to represent a body corporate which is the transfer
secretary of the Company.
uncertificated securities
securities transferable without a written instrument
and which are not evidenced by a certificate.
year                                   calendar year.
3. Words importing the singular number only shall include the plural number and vice versa.
Words importing the masculine gender only shall include the feminine gender.
Words importing persons shall where the context so admits include firms and bodies corporate.
4.
The expression “share” shall where the context so admits include debentures, options and other securities.
The expression “dividend” shall where the context so admits include bonus; but shall not, unless otherwise resolved by the Company in general meeting, include any amount capitalised under articles 126 and 127.
The expression “meeting” shall include adjourned meeting.

6
The expression “sign” or “signature” includes respectively lithography, printing and names impressed with a rubber or other kind of stamp or by any mechanical means.
Reference to any provision of the Act shall be construed as a reference to such provision as modified or re-enacted by any Statute for the time being in force.
5.
Subject to articles 2, 3 and 4, any words or expressions defined in the Act, shall, if not inconsistent with the subject or context, bear the same meaning in these articles.
SHARES
6.
Subject always to the provisions of Sections 221 and 222 of the Act, the listings requirements of any stock exchange on which the shares of the Company are listed or quoted and these articles, any shares for the time being unissued (whether forming part of the original or any increased capital) shall, subject as hereinafter provided, only be disposed of or dealt with in such manner as the Company in general meeting may have directed or may direct, but so that the Company in general meeting may resolve that all or any of such shares shall be at the disposal of the directors, who may in such event allot, grant options over, or otherwise deal with or dispose of them to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as they may think proper; but so that no shares shall be issued at a discount except in accordance with
Section 81 of the Act.
7. Without prejudice to any special rights previously conferred on the holders of existing shares and subject to any provisions of these articles, any share in the
Company may be issued with or have attached thereto such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, return of share capital or otherwise, and (subject as provided by the Act) such limited or suspended rights to voting as the Company in general meeting may from time to time determine; provided that the Company may by resolution passed at a general meeting direct that shares shall be issued by the directors on such terms and

7
conditions, and with such rights, privileges or restrictions attached thereto as the directors may determine.
8. Subject to the provisions of Section 98 of the Act, the conditions of issue of any preference shares may, with the sanction of a special resolution, provide or may be varied so that they are, or at the option of the Company are to be liable, to be redeemed on such terms and in such manner as the Company may by such or subsequent special resolution determine.
9.
The Company may exercise the powers of paying commissions conferred by Section
80 of the Act; provided that the rate or amount of the commission paid or agreed to be paid and the number of shares which persons have agreed for a commission to subscribe absolutely or conditionally will be disclosed in the manner required by the said section, and that such commission shall not exceed 10% (ten per centum) of the price at which the shares in respect whereof the same is paid are issued. Such commission may be satisfied by the payment of cash. The Company may also on any issue of shares pay such brokerage as may be lawful.
10. No person shall be recognised by the Company as holding any security upon any trust, and no notice of any trust expressed or implied or constructive shall be entered in the register or be receivable by the Company, and the Company shall not, except as otherwise provided by these articles or by the Statutes or by any Order of a Court of competent jurisdiction, be bound by or compelled in any way to recognise any equitable, contingent, future, partial or representative interest in any security or any right in or in respect of any security, other than an absolute right to the entirety thereof in the registered holder and such other rights in case of transmission thereof as are hereinafter mentioned.
CERTIFICATES
11.
Certificates in respect of certificated securities shall be issued under the authority of the directors or of a local committee or board when authorised thereto by the directors, in such manner and form as the directors may from time to time prescribe,

8
and shall (subject as hereinafter provided) bear the autographic signatures of two directors or of one director and one officer authorised thereto by the directors; or of two members of a local committee or board or of one member and the secretary of such local committee or board, provided that:
11.1
the directors may by resolution determine either generally or in any particular case or cases that the signatures of such directors or director and officer or members or member and secretary (or any of them) need not be autographic but may be in any other form;
11.2
the directors and the Company shall comply with Sections 94 and 126 of the
Act.
For the purposes of this article only the expression “sign” or “signature” shall not include names impressed with a rubber or other kind of stamp.
12. Every person whose name is entered as a member in the register shall be entitled, without payment, to receive within one month after allotment or twenty-one days after lodgement for transfer of one certificate for all his certificated securities of any one class, or several certificates each for one or more of his certificated securities of such class upon payment of such sum for every certificate after the first, as the directors shall from time to time determine. Every certificate of certificated securities shall specify the number of shares in respect of which it is issued and the amount paid up thereon at the date of issue. In the case of a member who has transferred a part of his holding of certificated securities of any class he shall be entitled to receive a certificate free of charge for the balance of his holding, provided that notwithstanding anything herein contained or implied to the contrary where certificated securities are registered in the names of two or more persons they shall be treated as one member for the purposes of this article.

9
13.
If a certificate be defaced, lost or destroyed, it may be replaced on payment of any stamp duty payable on the new certificate and on such terms (if any) as to evidence and indemnity and payment of the out-of-pocket expenses of the Company of investigating such evidence and, in the case of loss or destruction, of advertising the same, as the directors may think fit and, in the case of defacement, on delivery of the old certificate to the Company.
14. The certificate for certificated securities registered in the names of two or more persons shall be delivered to the person first named in the register in respect thereof, or to his authorised agent, and in case of the legal incapacity of any one or more of the joint registered holders of any shares, the survivor then first named in the register shall be the only person recognised by the Company as being entitled to such certificate, or any new certificate which may be issued in place thereof, provided always that the Company shall not be bound to register more than four persons as the holders of any certificated security.
REGISTER OF MEMBERS
15. The directors shall cause to be kept a register of members at the place and in the manner specified in the Statutes and may cause to be kept a branch register or registers in any foreign country or countries and, subject to the provisions of the
Statutes, make and vary such regulations as they may think fit respecting the keeping of any such branch registers.
TRANSFER OF SECURITIES
16.
The transfer books and register may upon notice being given by advertisement in the
Gazette and a newspaper circulating in the district in which the office is situate, and in the case of any branch register in the manner required by the Statutes, be closed during such time as the directors may think fit, not exceeding in the whole sixty days in each year.

10
17.
Transfer offices shall be maintained at such place or places whether in South Africa or elsewhere, as the directors may from time to time prescribe. The directors may appoint local committees (to be designated “Registrars” or by such other title (if any)
as the directors may think fit) whether in South Africa or elsewhere consisting of two or more individual persons or of a body corporate to whom the directors may delegate all or any of their powers, authorities and discretions with regard to the registration of transfers, the keeping of registers and other records required by the
Act to be kept at the office or the transfer office and the issuing of certificates and may appoint a person to be a secretary to such local committee or authorise such local committee to appoint a person to be its secretary.
18. Subject to the provisions of the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons or to any other statutory restrictions on transfer and to the provisions of these articles any member may transfer all or any of his certificated securities (to the extent that such member is not prevented from doing so in terms of Section 91A of the Act), but every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers relating to the security comprised therein is for the time being kept or at such other place as the directors may prescribe and accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate for the securities to be transferred and such other evidence (if any) as the directors or other person in charge of such register may require to prove the title or capacity of the intending transferor or transferee or the rights of the intending transferor to transfer the securities;
provided that any transfer instruction given by telefax or electronic mail shall be regarded for this purpose as having been given in writing.
19. The instrument of transfer of a certificated security shall be signed by the transferor and the transferee, unless the signature of the transferee is not required:
19.1
by any law from time to time in force in South Africa, or

11
19.2
where the directors decide at their discretion to dispense therewith in such case or cases as they may deem fit.
20. The transferor shall be deemed to remain the holder of the certificated securities transferred until the name of the transferee is entered in the register in respect thereof. All instruments of transfer in respect of certificated securities, when registered, shall either be retained by the Company or disposed of in such manner as the directors shall from time to time decide; but any instrument of transfer in respect of certificated securities, which the directors may decline to register shall (unless the directors resolve otherwise) be returned on demand to the person who delivered it.
21.
The directors may decline to register any transfer of certificated securities unless:
21.1 the instrument of transfer, duly stamped, is lodged with the Company, accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate for the securities to which it relates, and such other evidence as the Company may reasonably require to show the right or capacity of the transferor to make the transfer and of the transferee to accept it; and
21.2
the instrument of transfer is in respect of only one class of security; or
21.3
the transfer, if in respect of securities which are the subject of any of the
Company’s incentive schemes, is permitted in terms of the incentive scheme concerned.
22. If the directors refuse to register a transfer they shall within thirty days after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.
23. All powers of attorney or other authorities granted by members for the purpose of transferring or accepting the transfer of certificated securities, which may be lodged, produced or exhibited with or to the Company at the transfer office where the register of transfers relating to such securities is kept, shall, as between the Company

12
and the grantor of such powers or other authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation (“the revocation notice”) of the same shall have been given and lodged at the place aforesaid. Even after the giving and lodging of such revocation notice, the Company shall be entitled to give effect to any instrument signed under the authority and certified by any officer of the Company as being in order before the giving and lodging of such notice. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member or intending transferee of certificated securities unless a certified copy of such agent's authority be produced and filed with the Company.
24. Nothing contained in these articles shall preclude the Company from recognising a renunciation of the allotment of any security by the allottee in favour of some other person.
TRANSMISSION OF CERTIFICATED SECURITIES
25.
Subject always to the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons, the executors or administrators of a deceased member (not being one of several joint holders) shall be the only persons recognised by the Company as having any title to a certificated security registered in the name of such member, and in the case of the death of any one or more of the joint holders of any certificated security, the survivors or survivor, or the executor or administrator of the deceased, shall be the only person or persons recognised by the Company as having any title to or interest in such certificated security, but nothing herein shall release the estate of a deceased joint holder, from any liability in respect of any certificated security jointly held by him.
26.
Any person becoming entitled to a certificated security in consequence of the legal incapacity of a member, or by any lawful means otherwise than by transfer in accordance with these articles, upon producing such evidence as may sustain the character in respect of which he proposes to act under this article or of his title, as

13
the directors may think sufficient, may, with the consent of the directors (which they shall not be under obligation to give) either be registered himself as a member in respect of such certificated securities or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled shall elect to be registered himself he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing to his nominee a transfer of such certificated security. All the limitations, restrictions and provisions of these articles relating to the right to transfer and the registration of certificated securities shall be applicable to any such notice of transfer or registration under this article as if the legal incapacity or other means had not occurred and the notice of transfer were a transfer executed by the member.
27.
Save as otherwise provided by or in accordance with these articles, a person becoming entitled to a certificated security in consequence of the legal incapacity of a member or by any lawful means otherwise than by transfer in accordance with these articles shall (upon supplying to the Company such evidence as the directors may reasonably require to show this title to the securities concerned) be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the certificated securities except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of such securities.
CONVERSION OF SHARES INTO STOCK
28. The Company may from time to time by special resolution convert any paid-up shares into stock, and may reconvert any stock into paid-up shares of any denomination.

14
29.
The holders of stock may transfer their respective interests therein or any part of such interests, in such manner as the directors or the Company in general meeting shall direct, but in default of any such direction, then in the same manner and subject to the same regulations as and subject to which any paid-up shares may be transferred, or as near thereto as circumstances will permit; but the directors may from time to time, if they think fit, fix the minimum amount of stock transferable, which shall not exceed the nominal amount of the shares from which the stock arose, and direct that fractions of such minimum shall not be dealt with, but with power, nevertheless at their discretion to waive such rules in any particular case.
30.
The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards participation in profits, voting at general meetings of the Company, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the profits and in assets on a reduction of capital or a winding up) shall be conferred by any amount of stock which would not, if existing in shares, have conferred such privilege or advantage. No such conversion shall affect or prejudice any preference or other special privilege.
31. All such of the provisions of these articles as are applicable to shares shall apply to stock.
INCREASE AND REDUCTION OF CAPITAL
32.
The Company may:
32.1
from time to time by special resolution increase its capital by such sum divided into shares of such amount, or may constitute shares of no par value or may increase the number of its shares of no par value to such number, as the special resolution shall prescribe.
32.2
increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

15
33.
Except so far as otherwise provided by the resolution creating it, by the conditions of issue, or by these articles, any capital raised by the creation of new shares shall be considered part of the present capital and shall be subject to the provisions herein contained with reference to transfer and transmission, and otherwise as if it had been part of the present capital.
34.
The Company may from time to time, subject to such requirements as may be imposed by the Act, the rules and requirements of any stock exchange on which the securities of the Company are or may be listed or quoted, by ordinary resolution, reduce, dispose of, distribute or otherwise deal with in any manner whatsoever, the
Company’s share capital, share premium, stated capital, reserves and/or capital redemption reserve fund.
CONSOLIDATION, SUBDIVISION, ACQUISITION OF OWN SECURITIES,
CONVERSION OF PREFERENCE SHARES, ALTERATION OF
MEMORANDUM
35. The Company may from time to time by special resolution:
35.1 consolidate and divide all or any part of its share capital into shares of larger amount than its existing shares, or consolidate and reduce the number of the issued shares of no par value;
35.2 increase the number of its issued no par value shares without an increase of its stated capital;
35.3
cancel any shares which, at the time of passing of the resolution in respect thereof, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

16
35.4
subdivide its shares or any of them into shares of smaller amount than is fixed by or pursuant to its memorandum of association and so that the resolution whereby any share is subdivided, may determine that, as between the holders of the shares resulting from such subdivision one or more of the shares may have such preferred or other rights over, or may have such qualified or deferred rights, or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or to new shares;
35.5 vary, modify or amend any rights attached to any shares whether issued or not
(including the conversion of any shares into preference shares) subject to any consent or sanction required from the holders of that and/or any other class of shares under article 39;
35.6 subject to the listings requirements of any stock exchange on which the securities of the Company are listed or quoted, approve the acquisition of securities issued by the Company or, if the Company is a subsidiary, issued by its holding company, which approval may be a general approval subject to the provisions of the Statutes or a specific approval for a particular acquisition;
35.7
convert all its shares of one class having a par value into stated capital constituted by shares of no par value or such of its stated capital as is constituted by shares of no par value into share capital consisting of shares having a par value;
35.8
convert any of its shares, whether issued or not, into shares of another class;
35.9
alter the provisions of its memorandum of association with respect to the objects and powers of the Company.

17
36.
Anything done in pursuance of article 35 shall be done in a manner provided and subject to any conditions imposed by the Act, so far as they shall be applicable, and so far as they shall not be applicable, in accordance with the terms of the special resolution authorising the same and, so far as such special resolution shall not be applicable, in such manner as the directors deem most expedient. Whenever as the result of any consolidation or other transaction on the part of the Company, a fraction of a share is included in the holding of any member, the directors may in their discretion:
36.1 direct that such fraction may be sold by some person appointed by the directors for that purpose and the proceeds thereof paid to such member.
When a fraction is sold as aforesaid the person so appointed to sell it shall be deemed to be authorised to make such sale the validity of which shall not be questioned;
36.2
make a cash payment in lieu of such fraction;
36.3 determine that such fraction may be disregarded in order to adjust the rights of all members;
36.4
appoint a trustee or other person to deal with such fraction on behalf of the member concerned; or
36.5 round up each fractional entitlement of a member to the nearest whole share by capitalising any amount available for distribution to members notwithstanding that not all of the members may participate in such capitalisation.

18
37.
All unclaimed amounts due as a result of any acquisition of securities issued by the
Company or, any consolidation or subdivision of capital or from any other cause (but excluding any unclaimed dividends) shall be held in trust by the Company until lawfully claimed by the member; provided that no such amount shall be lawfully claimable by the member unless claimed by no later than 3 years after it became due whereafter it shall be forfeited for the benefit of the Company.
ODD-LOT OFFERS
38.
If, upon the undertaking of any odd-lot offer made by the Company in accordance with the requirements of any stock exchange on which the securities of the Company are listed or quoted, there are members holding less than 100 (or such other number as the directors may determine) ordinary securities (“odd-lots”), then unless such members have either elected to retain their odd-lots, to sell their odd-lots or to increase their odd-lots to holdings of 100 (or such other number as the directors may determine) ordinary securities in accordance with the terms of the odd-lot offer made by the Company, such members shall be deemed to have agreed to sell their odd-lot holdings (whether to the Company by way of a repurchase or otherwise) and the
Company shall cause the odd-lots of such members to be sold or repurchased on such basis as the directors may determine and the Company shall account to such members for the proceeds attributable to them.
MODIFICATION OF RIGHTS
39. If at any time the capital by reason of the issue of preference shares or otherwise is divided into different classes of shares, all or any of the rights, privileges or conditions attached to any class of shares may, subject to the provisions of the
Statutes, be modified in any way or abrogated:
39.1
either with the consent in writing of the holders of at least three-fourths of the issued shares of that class; or

19
39.2
with the sanction of a resolution passed as if it were a special resolution of the
Company at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these articles relating to general meetings of the Company shall mutatis mutandis apply except that the quorum shall be not less than two persons holding or representing by proxy not less than one-half of the issued shares of that class, but if at any adjourned meeting such quorum is not present the members present shall form a quorum;
provided that this article 39 is not by implication to curtail the power of modification which the Company would have if this article were omitted.
40. The creation or issue of additional preference shares ranking as to capital and dividend after the said preference shares and/or ordinary shares shall not be deemed to be a modification or variation of the rights of the holders of any preference shares in the Company.
41.
The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
GENERAL MEETINGS
42. The Company shall hold a general meeting as its annual general meeting as provided in Section 179 of the Act at such time and place as the directors may determine.
43. The directors may, whenever they think fit, convene a general meeting and a general meeting shall also be convened on requisition as provided in Section 181 of the Act.
44. Save for any general meeting convened by requisitionists as provided by Section 181 of the Act, all general meetings, all adjourned general meetings and all separate meetings of the holders of any class of shares shall be held at such time and place as the directors shall determine.

20
45.
Notwithstanding anything to the contrary contained in these articles and subject to the provisions of the Statutes, the directors may by notice to members postpone, cancel or change the place for holding a general meeting of which notice has been given, but:
45.1 a meeting which is not convened by the directors; or
45.2 a meeting which is convened on the requisition of members may not be postponed or cancelled without the prior written consent of person or persons who convened or requisitioned the meeting.
NOTICES OF GENERAL MEETINGS
46.
Twenty-one days' notice at least shall be given in the manner hereinafter mentioned to such persons as are, in accordance with the provisions of these articles entitled to receive such notices from the Company of any annual general meeting or a meeting called for the passing of a special resolution and fourteen days' notice at least shall be so given of any other general meeting. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting and in the case of special business the general nature of such business. Whenever notice of a meeting is given pursuant to this article the Company shall at the same time as such notice is given forward a copy thereof to the auditors of the Company and to the appropriate officer of any stock exchange upon which any shares of the Company are listed or quoted.
47. The accidental omission to give notice of a meeting or in cases where instruments of proxy are sent out with the notice, the accidental omission to send such instrument of proxy to, or the non-receipt or delay in receipt of notice of a meeting or such instrument of proxy by any person entitled to receive notice shall not invalidate the proceedings at that meeting. Furthermore, a member who is present at a general meeting whether in person or by proxy, shall be deemed to have waived any objection which such member may have to the failure to give notice or proper notice of the meeting.

21
PROCEEDINGS AT GENERAL MEETINGS
48. All business shall be deemed special that is transacted at a general meeting other than an annual general meeting, and also all business that is transacted at an annual general meeting, with the exception of sanctioning or declaring a dividend, the consideration of the annual financial statements, the election of directors, the appointment of the
Company’s independent external auditors, the placing under control of the directors, as a general authority, of the unissued securities and the authorising of the directors to issue the unissued securities for cash and such other business which might through usual commercial practices be regarded as ordinary business.
49.
Subject to the provisions of the Statutes:
49.1 no business may be transacted at a general meeting unless the general nature of the business is stated in the notice convening the meeting; and
49.2
except with the approval of the directors or the chairman of the meeting, no person may move any amendment to a proposed resolution, the terms of which are set out in the notice convening the meeting or to a document which relates to such a resolution and a copy of which has been made available to members for inspection.
50. Subject to the provisions of Section 199 of the Act in regard to the quorum for passing special resolutions, a quorum for a general meeting shall be three members entitled to vote, personally present, or if a member is a body corporate, represented, provided that if the Company is a subsidiary company there shall be no quorum unless one of those present or represented is a representative of the Company’s holding company.

22
51.
No business shall be transacted by any general meeting unless the requisite quorum be present when the meeting proceeds to business. A body corporate, being a member of the Company, and present by a representative duly appointed in accordance with Section 188 of the Act, shall be deemed to be a member personally present for the purposes of these articles.
52.
If within ten minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week
(or if that be a public holiday to the next succeeding day other than a public holiday, a Saturday or a Sunday) at the same time and place or to such other day and at such other time or place as the chairman of the meeting shall appoint. If at such adjourned meeting a quorum as defined is not present within ten minutes from the time appointed for holding the meeting, those members who are present in person and are entitled to vote shall be a quorum and may transact the business for which the meeting was called.
53. The chairman (if any) of the directors or, in his absence, the deputy chairman (if any)
shall preside as chairman at every general meeting of the Company. If there be no such chairman or deputy chairman, or if at any meeting neither the chairman nor the deputy chairman is present within ten minutes after the time appointed for holding the meeting, or if neither of them be willing to act as chairman, the directors present shall choose one of their number to act, or if one director only be present he shall preside as chairman if willing to act. If no director be present, or if all the directors present decline to take the chair, the members present shall elect one of their number to be chairman.
54. The chairman may (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Save as provided by Section 192 of the Act, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

23
55.
If the chairman considers that there is not enough room for the members who wish to attend the meeting, he or she may arrange for any person whom he or she considers cannot be seated in the main meeting room to observe or attend the meeting in a separate room. Even if the members present in the separate room are not able to participate in the conduct of the meeting, the meeting will nevertheless be treated as validly held in the main room. If a separate meeting place is linked to the main place of a general meeting by an instantaneous audio-visual communication device which, by itself or in conjunction with other arrangements:
55.1 gives the general body of members in the separate meeting place a reasonable opportunity to participate in proceedings in the main place;
55.2
enables the chairman to be aware of proceedings in the other place; and
55.3
enables the members in the separate meeting place to vote on a show of hands or on a poll,
a member present at the separate meeting place is taken to be present at the general meeting and entitled to exercise all rights as if he or she was present at the main place.
56.
At a general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is (whether before or on the declaration of the result of the show of hands, or otherwise) demanded by the chairman of the meeting or as provided in Section 198(1)(b) of the Act. Unless a poll be so demanded and the demand be not withdrawn a declaration by the chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

24
57.
The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
58. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote in addition to the vote or votes to which the chairman may be entitled as a member.
59. No poll may be demanded on the election of the chairman of the meeting or on any question of adjournment. A poll demanded on any other question shall be taken at such time and place and in such manner as the chairman of the meeting directs, and any business, other than upon which a poll has been demanded, may be proceeded with pending the taking of the poll.
60.
The chairman of a meeting may appoint any one or more firms or persons to act as scrutineer for the purpose of checking forms of proxy deposited for use and for counting the votes at such meeting and he may thereafter act on a certificate given by any such scrutineer without requiring production at the meeting of the forms of proxy or the chairman counting the votes.
61.
If any votes shall be counted which ought not to have been counted or might have been rejected or if any votes shall not be counted which ought to have been counted the error shall not vitiate the resolution unless it be pointed out at the meeting and not in that case unless it shall, in the opinion of the chairman of the meeting, be of sufficient magnitude to vitiate the resolution. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting or adjourned meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

25
62.
Any minutes of resolutions and proceedings at general meetings made in one of the minute books of the Company, if signed by any person purporting to be the chairman of the meeting to which it relates, or by any person present thereat and appointed by the directors to sign the same in his place, or by the chairman of a subsequent meeting of the directors, shall be receivable as evidence of the facts therein stated.
VOTES OF MEMBERS
63.
Subject to the provisions of Section 195 of the Act and of these articles and to any special terms as to voting upon which any share may be issued or may for the time being be held:
63.1 on a show of hands, every member present in person and entitled to vote shall have only one vote irrespective of the number of shares he holds or represents;
and
63.2
upon a poll, every member present in person or by proxy and entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all the shares issued by the Company at the relevant time.
64. Any body corporate holding shares conferring the right to vote may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at one or more general meetings of the Company or at one or more meetings of holders of any class of shares of the Company, as provided by Section
188 of the Act and such representative shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The directors may but shall not be obliged to require proof to their satisfaction of the appointment or authority of such representative to act.

26
65.
In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register or in the case of persons entitled to a share by transmission the order in which their names were given in the notice to the Company of the fact of the transmission.
PROXIES AND VOTING UNDER POWER OF ATTORNEY
66.
A member may attend, speak and vote at general meetings in person or by duly appointed proxy and may appoint more than one proxy to attend on the same occasion.
67. A proxy:
67.1
need not be a member; and
67.2
shall be entitled to vote on a poll only.
68. A proxy shall only be duly appointed if appointed as such by a proxy instrument.
69.
A proxy instrument shall comply with the provisions of the Act and, subject thereto:
69.1
need not, except if so required in terms of articles 69.2 or 69.4, bear a handwritten signature of the member appointing the proxy;
69.2 shall be in such form as is approved or accepted by the directors;
69.3
may be an instrument created by electronic or other means including, without limitation, electronic mail or facsimile;
69.4
shall be accompanied by such documentary or other evidence as may be required by the directors in order to establish the validity and/or authenticity thereof, including the authority of the person appointing the proxy;

27
69.5
may, if the directors deem fit, be sent out with the notice of any meeting for use at such meeting;
69.6 shall be received at the office or at such other place as is specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting at which the person named in such proxy instrument proposes to vote, or in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than forty-eight hours (or such shorter period as the directors may from time to time determine) before the time appointed for the taking of the poll failing which the proxy instrument shall not be treated as valid;
provided that if the member is registered at a branch register kept at any branch or other office outside South Africa, any proxy instrument executed by such member may be received at the office at which he is registered. In determining the said period of forty-eight hours (or such shorter period as the directors may from time to time determine), Saturdays, Sundays and public holidays shall not be taken into account;
69.7 other than a power of attorney, shall not be valid after the expiry of a period of six months from the date of submission of such proxy instrument, except at an adjourned meeting or at a poll demanded at a meeting originally held within six months from the date of such proxy instrument;
69.8 shall be valid at every resumption of an adjourned meeting to which it relates unless the contrary is stated thereon;
69.9
shall not be used at the resumption of an adjourned meeting if it could not have been used at the general meeting from which it was adjourned for any reason other than it was not lodged timeously for the meeting from which the adjournment took place;

28
69.10
may confer the power of delegation and sub-delegation on any proxy appointed in terms thereof so that any proxy so appointed may appoint any other person as proxy in his stead;
69.11 a proxy form submitted electronically (or by such other electronic means as the directors may determine from time to time) shall be submitted to the electronic mail address as notified by the Company from time to time.
70. If a branch register within the meaning of the Statutes is kept at a branch or other office of the Company outside South Africa, it shall not be necessary for any proxy instruments appointing proxies, and the powers of attorney or other authorities (if any) under which they are signed, relating to members registered on such branch register to be received at the office or such other place designated in the notice convening the meeting before the time appointed for the meeting; provided that:
70.1 the members appointing proxies shall lodge proxy instruments in accordance with the requirements of article 69; and
70.2 the transfer secretary of the Company in that place shall communicate to the
Company in South Africa by such means as the directors, or any other authorised person, may from time to time direct, a summary of all the votes for and against each resolution represented by valid proxy instruments duly accepted by them, and so that such communication shall be received by the
Company before the time appointed for the meeting to commence.
71.
A vote cast or act done in accordance with the terms of a proxy instrument shall be valid notwithstanding the previous legal incapacity of the principal or revocation of the proxy instrument or the transfer of the share in respect of which the vote is given, unless an intimation in writing of such legal incapacity or transfer shall have been received by the Company not less than forty-eight hours (or such shorter period as the directors may from time to time determine) before commencement of the meeting or the taking of the poll at which the proxy instrument is used.

29
DIRECTORS
72. Until otherwise from time to time determined by the Company in general meeting, the number of directors shall be not less than four.
73.
The directors shall be entitled to such remuneration as a director as the Company by ordinary resolution in general meeting may from time to time determine.
74. Any director who serves on any executive or other committee or who devotes special attention to the business of the Company or who goes or resides outside South
Africa for any purposes of the Company, or who otherwise performs services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration, in addition to the remuneration to which he may be entitled as a director, as the directors may determine. The directors shall also be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of the Company and in attending meetings of the directors or of committees of the directors or of the Company.
75. Without prejudice to the provisions for retirement by rotation or otherwise hereinafter contained, the office of a director shall be vacated in any of the events following, namely:
75.1 if he becomes insolvent or assigns his estate for the benefit of his creditors, suspends payments generally, or enters into a compromise with his creditors, or files an application for the surrender of his estate;
75.2
if he is found or becomes of unsound mind;
75.3
if he is requested in writing to resign by not less than three-quarters of the directors ;
75.4
if he be removed by a resolution of the Company pursuant to Section 220 of the Act;

30
75.5
if he shall pursuant to the provisions of the Statutes or by reason of any order made thereunder be prohibited from acting as a director;
75.6 one month, or, with the permission of the directors, earlier, after he has given notice in writing to the Company of his intention to resign his office;
75.7
if he is absent from meetings of the directors for six consecutive months without leave of the directors, otherwise than on the business of the Company, and is not represented at any such meetings during such six consecutive months by an alternate director, and the directors resolve that his office be, by reason of such absence, vacated; provided that the directors shall have power to grant to any director not resident in South Africa leave of absence for any or an indefinite period.
76.
A director may hold any other office or position under the Company (except that of external auditor) in conjunction with his office of director for such period and on such remuneration terms (in addition to the remuneration to which he may be entitled as a director) and otherwise as a disinterested quorum of the directors may determine.
77.
A director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and (except insofar as otherwise decided by the directors), he shall not be accountable for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company.
78.
Any director may act by himself or through his firm in a professional capacity for the
Company (otherwise than as the Company’s external auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

31
79.
A director who is in any way whether directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company or its subsidiary, shall declare the nature of his interest to the Company, mutatis mutandis, in accordance with Sections 234, 235, 237 and 238 of the Act.
80. Subject to article 81 no director or intending director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any other office or position under the Company or in any company promoted by the
Company or in which the Company is interested or in respect of professional services rendered or to be rendered by such director or as vendor, purchaser or in any other manner whatever, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such appointment, contract or arrangement by reason of such director holding the office or of the fiduciary relationship thereby established.
81. A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office or position under the Company or in respect of any contract or arrangement in which he is interested, but this prohibition shall not apply to:
81.1
any arrangement for giving to any director any security of indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, the Company; or
81.2
any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company which the director has himself guaranteed or secured; or
81.3 any contract by a director to subscribe for or underwrite securities; or

32
81.4
any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company;
and these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by the Company in general meeting.
82.
Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote
(and be counted in the quorum) in respect of each resolution except that concerning his own appointment.
83. If any question shall arise at any meeting as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.
84.
The directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner and in all respects as they think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.

33
ALTERNATE DIRECTORS
85. Each director may appoint either another director or any person approved for that purpose by a resolution of the directors to act as alternate director in his place and during his absence and may at his discretion remove such alternate director. A person so appointed shall, except as regards power to appoint an alternate, and remuneration, be subject in all respects to the terms and conditions existing with reference to the other directors of the Company, and each alternate director, whilst so acting, shall be entitled to receive notices of all meetings of the directors or of any committee of the directors of which his appointor is a member, and to attend and vote at any such meeting at which his appointor is a member, and to attend and vote at any such meeting at which his appointor is not personally present and he shall generally be entitled to exercise and discharge all the functions, powers and duties of his appointor in such appointor's absence as if he were a director. Any director acting as alternate shall (in addition to his own vote) have a vote for each director for whom he acts as alternate. An alternate director shall ipso facto cease to be an alternate director if his appointor ceases for any reason to be a director; provided that if any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired.
Any appointment or removal of an alternate director shall be effected by instrument in writing delivered at the office and signed by the appointor. The remuneration of an alternate director shall be payable only out of the remuneration payable to the director appointing him and he shall have no claim against the Company for his remuneration.
RETIREMENT OF DIRECTORS IN ROTATION
86.
Subject to article 102 at every annual general meeting one-third of the directors for the time being or if their number is not a multiple of three, then the number who shall retire from office shall be rounded down to the nearest whole number which is a multiple of three. The directors so to retire at every annual general meeting, unless otherwise determined by the board, shall be those who have been longest in office

34
since their last election, but as between persons who become or were last elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot; provided that notwithstanding anything herein contained:
86.1
if at the date of any annual general meeting any director shall have held office for a period of three years since his last election or appointment, he shall retire at such meeting either as one of the directors to retire in pursuance of the foregoing or additionally thereto;
86.2
a director who intends to retire voluntarily at the meeting may be taken into account in determining the one-third of the directors to retire at such meeting;
and
86.3
the identity of the directors to retire at such annual general meeting shall be determined as at the date of the notice convening such meeting.
The length of time a director has been in office shall be computed from his last election, appointment or date upon which he was deemed re-elected. A director retiring at a meeting shall retain office until the close of the meeting or in the case of any adjournments thereof, at the close of such adjourned meeting.
87.
Retiring directors shall be eligible for re-election but no person, other than a director retiring at the meeting, shall, unless recommended by the directors, be eligible for election to the office of a director at any general meeting unless not more than thirty days but not less than twenty-one days before the day appointed for the meeting, there shall have been left at the office, a notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.
88.
Subject to article 87, the Company at the meeting at which a director retires in manner aforesaid, may fill the vacated office by electing a person thereto.

35
89. The Company may in general meeting (but subject to the provisions of article 88)
elect any person to be a director either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not exceed at any time the maximum number (if any) fixed in accordance with these articles.
90. The validity of the appointment of any director shall not be affected by a failure to comply with Section 211(3) of the Act.
POWERS OF DIRECTORS
91.
The directors on behalf of the Company may pay a gratuity or pension or allowance on retirement or other benefit to any director or ex-director or other officer or employee of the Company, its holding company (if any) or any subsidiary of the
Company whether or not he has held any other salaried office or position with the
Company or to his widow or dependants and make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance or life assurance or other benefits.
92.
Without prejudice to the powers of the Company in general meeting in pursuance of any of the provisions of these articles to appoint any person to be a director, the directors shall have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed the maximum number (if any) fixed in accordance with these articles. Any director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the directors who are to retire by rotation at such meeting.
93.
The directors may take all steps that may be necessary or expedient in order to enable the securities of the Company to be introduced into and dealt with in any country or state and to procure the same to be recognised by and listed or quoted upon any

36
stock exchange in any country or state and may accept responsibility for and pay and discharge all taxes, duties, fees, expenses or other sums which may be payable in relation to any of the matters aforesaid and may subscribe to and comply with the laws and regulations of any such country or state and the rules or regulations of any such stock exchange.
94. Any branch or kind of business which the Company is either expressly or by implication authorised to undertake may be undertaken by the directors at such time or times as they shall think fit, and further may be discontinued or suspended by the directors, whether such branch or kind of business may have been actually commenced or not, so long as the directors may deem it expedient not to commence or proceed with the same.
95. The management and control of any business of the Company shall be vested in the directors who in addition to the powers and authorities by these articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company, and are not hereby or by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to such management and control not being inconsistent with these articles nor with any resolution passed by the Company in general meeting; but so that no such resolution shall invalidate any prior act of the directors which would have been valid if such resolution had not been passed. The general powers given by this article shall not be limited or restricted by any special authority or power given to the directors by any other article.
96.
The directors may arrange that any branch of the business carried on by the
Company or any other business in which the Company may be interested, shall be carried on by or through one or more subsidiaries of the Company and they may on behalf of the Company make such arrangements as they think advisable for taking the profits or bearing the losses of any branch or business so carried on, or for financing, assisting or subsidising any such subsidiary or guaranteeing its contracts, obligations or liabilities.

37
BORROWING POWERS
97. The Company may create and issue secured or unsecured debentures and subject to any regulations from time to time made by the Company in general meeting, the directors may borrow from time to time for the purposes of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of any such sums by bond, mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures or otherwise as they may think fit, and may make such regulations regarding the transfer of debentures, the issuing of certificates therefor (subject always to article 11 hereof) and all such other matters incidental to debentures as they may think fit; provided that no special privileges as to allotment of shares in the Company, attending and voting at general meetings, appointment of directors or otherwise, shall be given to the holders of debentures of the Company save with the sanction of the Company in general meeting.
LOCAL OR DIVISIONAL BOARDS, AGENTS AND COMMITTEES OF THE
BOARD
98.
The directors may establish any local or divisional boards or agencies in South Africa or elsewhere for managing any of the affairs of the Company and may appoint any persons to be members of such local or divisional boards, or any managers or agents and may fix their remuneration, and may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in the directors with power to sub-delegate, and may authorise the members of any local or divisional board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

38
99.
The directors may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him or them.
100. The directors may delegate any of their powers to an executive or other committee whether consisting of a member or members of their body or not as they think fit.
Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the directors and any such regulations may authorise the appointment of sub-committees.
EXECUTIVE OFFICERS
101. The directors may from time to time appoint one or more of their body to be managing director, deputy managing director, chief executive officer, deputy chief executive officer, general manager or executive director (with or without specific designation) of the Company or to other executive office with the Company as the directors shall think fit, and may from time to time remove or dismiss him or them from office and appoint another or others in his or their place or places.
102. Subject to any provisions either in these articles or in the contract under which he is appointed any director appointed to any position or executive office pursuant to article 101 shall not, (while he continues to hold that position or office under a written contract of employment), be subject to retirement by rotation during the currency of such contract and he shall not, in such case, be taken into account in determining the rotation of retirement of directors but, subject to any provisions in such contract, he shall be subject to the same removal terms as the other directors of

39
the Company and, if he ceases to hold office as director, his appointment to such position or executive office shall ipso facto and immediately be terminated but without prejudice to any claims or damages which may accrue under any such contract in respect of such termination; provided that the directors shall not appoint any director to any position or executive office under a contract as aforesaid which provides for him to be so exempted, if at the time of such appointment under such contract the effect of such exemption would be to cause one-half or more of the directors to be exempt from retirement by rotation.
103. The directors may from time to time entrust to and confer upon a director appointed to any position or executive office under article 101 such of the powers exercisable under these articles by the directors as they think fit, and may confer such powers for such time, and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions, as they think expedient, and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the directors in that regard, and may from time to time revoke, withdraw, alter or vary all or any of such powers.
PROCEEDINGS OF DIRECTORS AND COMMITTEES
104. The directors may meet for the dispatch of business, adjourn, and otherwise regulate their meetings as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined by the directors, two directors shall form a quorum. A director may at any time, and the secretary upon the request of a director, shall at any time convene a meeting of the directors.
105. The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number be reduced below the minimum number fixed by or in accordance with these articles, they may act only for the purpose of filling up vacancies in their body or of summoning general meetings of the Company but not for any other purpose, and may act for either of the purposes aforesaid whether or not their number be reduced below the minimum number fixed by or in accordance with these articles as a quorum.

40

106. The directors may elect a chairman and a deputy chairman (to act in the absence of the chairman) of their meetings and determine the period for which they are to hold office, but if no such chairman or deputy chairman is elected or if at any meeting the chairman or deputy chairman be not present within ten minutes after the time appointed for holding the same, the directors present shall choose one of their number present to be chairman at such meeting.
107. Questions arising at any meeting shall be decided by a majority of votes, and in case of an equality of votes the chairman shall have a second or casting vote; provided that should the quorum be two and should only two directors be present at the meeting, the chairman shall not have a second or casting vote.
108. A meeting of the directors at which a quorum is present shall be competent to exercise all or any of the powers, authorities and discretions by or under these articles for the time being vested in or exercisable by the directors generally.
109. A resolution in writing signed by not less than three-quarters of the total number of directors entitled to vote thereon (which resolution may be signed under facsimile transmission or some other form of electronic means and which may consist of several documents in like form each signed by one or more directors), shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and constituted; provided that where a director is not so present, but has an alternate who is so present, then such resolution must also be signed by such alternate. All such resolutions shall be described as “directors' resolutions” and shall be forwarded or otherwise delivered to the secretary without delay, and shall be recorded by him in the Company's minute book and noted at the meeting of the directors next following the receipt thereof by him.
110. The meetings and proceedings of any committee consisting of two or more members, shall be governed by the provisions herein contained for regulating the meetings and proceedings of directors so far as the same are applicable thereto and are not superseded by any regulations made or imposed by the directors.

41
111.  All acts done by the directors or by a committee of directors or by any person acting as a director or a member of a committee, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons acting aforesaid, or that they or any of them were disqualified from or had vacated office, shall be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of such committee.
112.  Directors’ meetings and meetings of committees of the directors may be held by means of such telephonic, electronic or other communication facility or media as permits all persons participating in the meeting to communicate with each other simultaneously and instantaneously and directors so participating shall be deemed to be present at such meeting.
SECRETARY
113.  Subject to the provisions of the Statutes, the secretary (who shall be permanently resident in South Africa and which may be a body corporate or a partnership complying with the requirements of the Act) shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit and any secretary so appointed may not be removed without the approval of the directors. A provision of the Statutes or these articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.
AUTHENTICATION AND ELECTRONIC ARCHIVING OF DOCUMENTS
114.  Subject to the provisions of the Statutes, any director or the secretary or any person appointed by the directors or any committee of the directors for that purpose shall have power to store any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors, and any books, records, documents and accounts relating to the business of the Company, by electronic

42
means and to certify copies thereof or extracts therefrom as true copies or extracts;
and where any books, records, documents or accounts are elsewhere than at the office the local manager or other officer of the Company having the custody thereof shall be deemed to be the person appointed by the directors aforesaid.
115.  A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting of the directors which is certified as such in accordance with the provisions of article 114 shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the directors.
DIVIDENDS AND OTHER PAYMENTS TO MEMBERS
116. Subject to the provisions of the Statutes and the requirements of any stock exchange on which the Company’s securities are listed or quoted, the Company may make payments to its members from time to time.
117. The Company in general meeting (subject to obtaining the declaration of the directors referred to in article 121) or the directors may from time to time declare a dividend or make any other payment to members (or any class of members) in such currency as the directors or the general meeting may determine and in proportion to the number of shares held by them in each class. Dividends and other payments shall be declared payable to members registered as such on a date subsequent to the date of the declaration thereof as determined by the directors or the Company in general meeting; provided that the directors may rescind any dividend or other payment to be made to members or any class of members before the date of payment thereof if the directors decide that the Company’s financial position no longer justifies such payment.
118.  No larger dividend shall be declared by the Company in general meeting than is recommended by the directors; but the Company in general meeting may declare a smaller dividend.

43
119.  All unclaimed dividends or other payments to members as contemplated in articles
116 and 117 may be invested or otherwise be made use of by the directors for the benefit of the Company until claimed, provided that any dividend or other payment to members remaining unclaimed for a period of not less than three years from the date on which it became payable may be forfeited by resolution of the directors for the benefit of the Company.
120. The Company shall be entitled at any time to delegate its obligations to any member in respect of unclaimed dividends or other unclaimed payments to any one of the
Company’s bankers from time to time.
121. The declaration of the directors as to whether:
121.1 the Company is, or would be, after payment of any dividend or other payment to members, able to pay its debts as they become due in the ordinary course of business; and
121.2
the consolidated assets of the Company, fairly valued would, after the payment of the dividend or other payment to members, not be less than the consolidated liabilities of the Company
shall be conclusive.
122.  Any dividend, interest or other sum payable in cash to the holder of a security may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first on the register in respect of the share at his registered address, or addressed to such person and at such address as the holder or joint holders may in writing direct, or by electronic transfer into the bank account nominated by the holder or, in the case of joint holders, into the bank account nominated by the holder whose name stands first in the register in respect of the share. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the person to whom it is addressed and shall be sent at the risk of the

44
holder or joint holders. Every such electronic transfer shall be made at the risk of the holder or joint holders. The Company shall not be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent through the post as aforesaid or the loss or misdirection of any electronic transfer. Payment of any such cheque or warrant, or the making of such electronic transfer, to whomsoever effected, shall be a good discharge to the Company.
123.  Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of the Company or of any other company, or in cash, or in any one or more of such ways as the directors or the Company in general meeting may at the time of declaring the dividend determine and direct, and where any difficulty arises in regard to such distribution the directors may settle the same as they think expedient and in particular may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any member on the basis of the value so fixed in order to secure equality of distribution and may vest any such assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to the directors.
124. The directors may from time to time make such regulations as they may think fit in regard to the payment of dividends to members having registered addresses outside
South Africa, and such regulations may provide for the payment of such dividends in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.
RESERVES
125. The directors may set aside such sum as they think proper as reserves which shall, at the discretion of the directors be applicable for any purpose and pending such application may, at the like discretion, either be employed in the business of the
Company or be invested in such investments as the directors may from time to time think fit. The directors may also, without placing the same to reserve, carry forward any sum which they may think prudent not to distribute.

45
126. The Company in general meeting may upon the recommendation of the directors at any time and from time to time resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company's reserves or of any share premium account or capital redemption reserve fund or to the credit of the income statement or otherwise available for distribution and not required for the payment of the fixed dividends on any preference shares of the
Company, and accordingly that such amount be set free for distribution among the members or any class of members who would be entitled thereto if distributed by way of dividend and in the same proportions on the basis that the same be not paid in cash but either be applied in paying up unissued shares of the Company to be issued to such members as fully paid capitalisation shares having a par value or be transferred to the Company's stated capital and be applied in distributing to such members shares of no par value.
DIRECTORS' POWERS ON CAPITALISATION OR DISTRIBUTION OF
PROFITS
127.  If any difficulty arises in regard to any distribution under article 126, the directors may settle the same as they think it expedient. They may make all appropriations and applications of the sum resolved to be capitalised thereby, and all allotments and issues of securities, if any, and generally shall do all acts and things required to give effect thereto, with full power to the directors to provide that fractions shall be ignored altogether, or by payment in cash or otherwise, as they think fit, in the case of securities becoming distributable in fractions. The directors may also appoint any person to enter, on behalf of all members entitled to the benefit of such appropriations and applications or to participate in such distribution, into any contract requisite or convenient for giving effect thereto, and such appointment and contract made under such appointment shall be effective and binding on all such members.

46
SHARE PREMIUM ACCOUNT AND CAPITAL REDEMPTION RESERVE
FUND
128. The Company may from time to time, subject to any requirements which may be imposed by the Statutes, by ordinary resolution authorise the directors to distribute all or any part of the amount for the time being standing to the credit of or deal with, in any way recommended by the directors or authorised by the Statutes, any share premium account or capital redemption reserve fund of the Company, save that the provisions of this article shall not apply in respect of any action properly taken by the
Company in terms of Sections 76(3) or 98(4) of the Act.
FOREIGN CURRENCY PAYMENTS
129.  Any payments to members to be made to any member whose registered address is outside South Africa or who has given written instructions requesting payment at an address outside South Africa and any payment to a member whose registered address is outside South Africa may be paid in such currency or currencies other than the currency of South Africa as may be stipulated by the directors. The directors may also stipulate the date upon which the currency of South Africa will be converted into such other currency or currencies.
ACCOUNTS
130. The directors shall cause to be kept such accounting records and books of account as are prescribed by the Statutes.
131. The accounting records shall be kept at the office or (subject to the provisions of
Section 284 of the Act) at such other place as the directors think fit, and shall at all times be open to inspection by the directors. Except as provided by the Statutes or by the authority of the directors no member (other than a director) shall have any right to inspect any accounting record book, account or document of the Company.

47
132.  Subject to the provisions of the Statutes, a copy of the annual financial statements made out in accordance with and consisting of the documents specified in Section
286 of the Act which is to be laid before the Company in annual general meeting, shall be:
132.1 delivered or sent by post in printed form to the registered address of each member; or
132.2 sent by electronic mail to each member who has elected to receive notices in that form in accordance with the provisions of these articles;
(and at the same time there shall be forwarded to the secretary or other proper officer of any stock exchange on which any shares of the Company are listed or quoted such number of copies of such documents as for the time being may be required under its regulations or practice) at least twenty-one clear days before such annual general meeting. Notwithstanding the foregoing, this article shall not require a copy of the said documents to be sent:
132.3
to any person:
132.3.1
who is not entitled to receive notice of general meetings of the
Company;
132.3.2
the address of whom the Company is not aware; or
132.3.3 who has by notice in writing to the Company elected not to receive such documents; or
132.4 to more than one of the joint holders of any securities.
INDEPENDENT EXTERNAL AUDITORS
133.  Independent external auditors shall be appointed and their duties regulated in accordance with the provisions of the Statutes.

48
134.  Subject to the provisions of the Statutes, all acts done by any person acting as independent external auditor, shall as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment.
135.  All annual financial statements when audited and laid before an annual general meeting shall be deemed conclusively correct, and shall not be re-opened without the approval of the directors.
NOTICES
136.  Subject to the provisions of these articles and to the requirements of any stock exchange of which the shares of the Company are listed or quoted:
136.1 any notice which is required to be given by the Company to members or directors shall be in writing and may be given to:
136.1.1
any member or director who has notified the Company of his electronic mail address or telefacsimile number for this purpose, by:
136.1.1.1
sending such notice by electronic mail or telefacsimile, as the case may be, to such address or telefacsimile number, as the case may be; or
136.1.1.2
sending an electronic mail advising that a notice is posted on a website and containing the web address of such website; provided that such notice is available on such website for at least the period commencing on the day after the date on which such notice was sent and expiring on the later of the twenty-first day succeeding that day or the day of the meeting, if any, to which the notice relates;

49
provided that any member who has notified the Company of his electronic mail address or telefacsimile number may by written notice to the Company withdraw such notification of his electronic mail address or telefacsimile number; or
136.1.2 any member or director by delivery in person; or
136.1.3
any member or director by delivering it or sending it through the post, properly addressed, to:
136.1.3.1 a member at his address reflected in the register;
136.1.3.2
a director at his postal address shown in the directors’ register;
136.1.4
if the Company is prevented through circumstances beyond its control from so giving notice, then notice may be given by advertisement.
Should it be necessary to give notice by advertisement, such notice shall, subject to the provisions of the Statutes, be advertised in the Gazette and in such newspapers as the directors may from time to time determine;
provided that where a branch register or transfer office has been established, such advertisement shall also be inserted in at least one leading newspaper circulating in the town or district in which such branch register or transfer office is located;
and any such notice to members shall simultaneously be given to the appropriate official or department of any recognised stock exchange on which the shares of the Company are listed or quoted, in accordance with the requirements of that stock exchange. Any such notice to members shall also be advertised in accordance with the requirements of any such stock exchange;
136.2 every notice shall be deemed to have been received:
136.2.1 if it is delivered, on the date on which it is so delivered;

50
136.2.2
if it is sent by post, on the day on which it was posted;
136.2.3
if it, or an advertisement referred to in article 136.1.4, is advertised, on the day on which the advertisement appeared in the Gazette;
136.2.4
if it, or a message referred to in article 136.1.1.2, is sent by electronic mail, on the day on which it was so sent;
136.2.5
if it, or a message referred to in article 136.1.1.2, is sent by telefacsimile, on the day on which it was successfully transmitted,
notwithstanding that such notice may not actually have been received.
137. In the case of joint holders of a security, all notices shall unless such holders otherwise in writing direct and the directors agree, be given to that one of the joint holders whose name stands first in the register, and notice so given shall be sufficient notice to all the joint holders.
138. Every person who, by operation of law, transfer or other means whatsoever, shall become entitled to any security, shall be bound by every notice in respect of such security which, previously to his name and address being entered on the register, shall have been given to the person from whom he derived his title to such security.
139. Any notice or other document delivered, given or sent in accordance with the provisions of these articles shall notwithstanding that such member be then under legal incapacity, and whether or not the Company has notice of his legal incapacity, be deemed to have been duly served in respect of any security registered in the name of such member as a sole or joint holder unless his name shall at the time of the service of the notice or document have been removed from the register as the holder of the security; and such service shall for all purposes of these articles be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the security.

51
140. Save as otherwise expressly provided, where a given number of days notice, or notice extending over any period, is required to be given, the days of service shall not, unless it is otherwise provided, be counted in such number of days or other period.
141. The accidental omission to give notice of a general meeting or a meeting of directors to any member or director, as the case may be, shall not invalidate any resolution passed at such meeting.
WINDING UP
142. If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the members divide among the members in specie or kind the whole or any part of the assets of the Company and may for such purpose set such value as he deems fair upon any asset and may determine how the division shall be carried out as between the members or different classes of members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees to be held in trust for the benefit of the members or any of them on such terms as the liquidator, with the like sanction, shall think fit. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to Section 390 of the Act.
INDEMNITY
143. Subject to the provisions of Section 247 of the Act:
143.1 every director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under
Section 248 of the Act in which relief is granted to him by the Court; and

52
143.2
every such person aforesaid shall be indemnified by the Company against and, it shall be the duty of the directors out of the funds of the Company, to pay all costs, losses and expenses which any such person may incur or become liable to by reason of any contract entered into or act or deed done by him as such director, secretary, manager or officer of the Company or in any way in the discharge of his duties.
144.  Subject to the provisions of the Statutes, no director, manager, secretary or officer or servant of the Company shall be liable for the acts, receipts, neglects, or defaults of any other director, manager, secretary or officer or servant, or for joining in any receipt or other act for conformity, or for loss or expense happening to the
Company through the insufficiency or deficiency of title to any property acquired by order of the directors for and on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the insolvency or delict of any person with whom any moneys, securities or effects shall be deposited, or for any loss or damage occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of his duties of office or in relation thereto, unless the same happen through his own dishonesty.
WAIVER BY STOCK EXCHANGE
145.  Notwithstanding anything to the contrary contained in these articles, where any action or matter is expressed in these articles to be subject to compliance with the listing requirements or rules of any stock exchange on which the Company’s securities are listed or quoted, a waiver of such requirements or rules by the stock exchange concerned shall constitute compliance with those requirements or rules for the purposes of these articles.

53
RIGHTS ATTACHING TO PREFERENCE SHARES
146.  Rights, privileges, restrictions and other conditions applicable to the A redeemable preference shares of 50 cents each and B redeemable preference shares of 1 cent each in the Company.
146.1
For purposes of this article the "Moab Lease Area" means the total lease area of 2 149,2631 hectares of the Mining Leases as ceded to AngloGold Ashanti
Limited (formerly Vaal Reefs Exploration and Mining Company Limited) by
virtue of Deeds of Cession of Mining Leases Nos 23/92 and 26/92 and as
reflected in the diagrams attaching to the Mining Leases being RMT Nos
52/91 and 53/91.
146.2 The following terms shall apply to the A redeemable preference shares of 50 cents each (“the A preference shares”), in the share capital of the Company:
146.2.1
The A preference shares shall be allotted to Eastvaal Gold Holdings
Limited as fully paid and are not transferable.
146.2.2
The A preference shares shall rank pari passu with each other and except as provided for in this article shall rank pari passu with the B redeemable preference shares of 1 cent each (“the B preference shares”).
146.2.3 The A preference shares shall confer the following rights on the holder thereof:
146.2.3.1
after payment in full of the annual dividend on the B preference shares, the right to an annual dividend equivalent to the balance of the after tax profits arising from income derived from mining the
Moab Lease Area as determined by the directors in each financial year, but shall confer no right to any dividend payment from any other profits of the Company.
146.2.3.2 to receive on redemption:

54
146.2.3.2.1
the nominal value of the said A preference shares;
146.2.3.2.2
a premium per share of an amount equal to the net proceeds
available from the disposal of the assets relating to the Moab
Lease Area, after redemption in full of the B preference
shares and payment of the nominal value of the
A preference shares, divided by 2 000 000. Any amount
transferred to the share premium account of the Company
pursuant to Section 76(2) of the Act consequent upon the
issue of such shares may be used to provide for any
premium on the redemption of the shares.
146.2.3.3
Against payment of the said nominal value and premium, if any, such shares shall be fully redeemed and shall constitute part of the authorised and unissued share capital of the Company.
146.2.3.4
The A preference shares shall have no right to redemption from any proceeds otherwise arising.
146.2.4 The A preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the Company and to vote thereat and on a poll shall entitle the holder to one vote for each A preference share held provided that at every general meeting of the
Company at which the holders of the ordinary shares, the A preference shares and the B preference shares are present and entitled to vote, on a poll the holder of the A preference shares shall be entitled to 50 votes for each A preference share held, the holders of the ordinary shares shall be entitled to 50 votes for each ordinary share held and the holder of the
B preference shares shall be entitled to one vote for each B preference share held.

55
146.2.5
At every separate meeting of the holder of the A preference shares the provisions of the articles relating to the voting at general meetings of ordinary shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole holder of the A preference shares shall constitute a quorum.
146.2.6
The A preference shares shall confer the right, on a winding-up of the
Company, in priority to any payment in respect of the ordinary shares in the capital of the Company then issued, but after any payment in respect of the B preference shares in the capital of the Company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution.
146.2.7 The A preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the Company in any other manner arising.
146.3 The following terms shall apply to the B preference shares in the share capital of the Company:
146.3.1
The B preference shares shall be issued at par plus a premium of
R249,99 per share. The said shares shall be subscribed for by and allotted to Eastvaal Gold Holdings Limited at a price of R250,00 per share and are not transferable.
146.3.2
The B preference shares shall rank pari passu with each other and except as provided for in this article shall rank pari passu with the A preference shares.
146.3.3
The B preference shares shall confer the following rights on the holder thereof:

56
146.3.3.1
the right to an annual dividend amounting to the lesser of 5 per cent of the issue price of the B preference shares or an amount equivalent to the balance of the after tax profits arising from income derived from mining the Moab Lease Area as determined by the directors in each financial year. The annual dividend shall be a first charge on any profit available for distribution from the
Moab Lease Area but shall not be payable from any other profits of the Company.
146.3.3.2 to receive on redemption:
146.3.3.2.1
the nominal value of the said B preference shares;
146.3.3.2.2 a premium of up to R249,99 per share, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment
of the nominal value of the B preference shares. Any such
premium shall be payable from so much of the share
premium account as arose on the issue of the shares.
146.3.3.3
Against payment of the said nominal value and premium, if any, such shares shall be fully redeemed and shall constitute part of the authorised and unissued share capital of the Company.
146.3.3.4 The redemption of the B preference shares shall be a first charge against the net proceeds from the disposal of the assets relating to the Moab Lease Area following permanent cessation of mining
operations in the Moab Lease Area, but shall have no right to redemption from any proceeds otherwise arising.
146.3.4 The B preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the Company provided that:

57
146.3.4.1
the holder of a B preference share shall not be entitled to vote at such meeting, except:
146.3.4.1.1 during any period commencing six months after the due date for payment of any B preference share dividend which has
been declared and during which such B preference dividend
or any part of such B preference dividend remains in arrear
and unpaid; or
146.3.4.1.2 in regard to any resolution proposed which directly affects any of the rights attached to the B preference shares or the interests of the holders of the B preference shares, including a resolution for the winding-up of the Company or for the
reduction of its capital; or
146.3.4.1.3 in regard to any resolution of the Company proposed for the disposal of the whole or substantially the whole of the
undertaking of the Company or the whole or the greater part
of the assets of the Company, or the whole or the greater
part of the assets relating to the operations in the Moab
Lease Area.
146.3.4.2 at every general meeting of the Company at which the holders of the ordinary shares, the A preference shares and the B preference shares are present and entitled to vote, on a poll the holder of the
A preference shares shall be entitled to 50 votes for each A preference share held, the holders of the ordinary shares shall be entitled to 50 votes for each ordinary share held and the holder of the B preference shares shall be entitled to one vote for each B preference share held.

58
146.3.5
At every separate meeting of the holder of the B preference shares the provisions of the articles relating to the voting at general meetings of ordinary shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole holder of the B preference shares shall constitute a quorum.
146.3.6
The B preference shares shall confer the right, on a winding-up of the
Company, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of the Company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution but not exceeding a return per B preference share of the capital paid-up thereon and any share premium paid on the issue of the B preference shares outstanding at that time.
146.3.7
The B preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the Company in any other manner arising.
146.4 The following terms shall apply to both the A preference shares and the B preference shares in the share capital of the Company:
146.4.1 The rights attaching to the A and B preference shares and the interests of the holders of the A and B preference shares shall not be regarded as being directly affected or modified by the creation by the Company of any further shares of any class unless those new shares rank as regards participation in the assets or profits of the Company from the Moab
Lease Area in some or all respects in priority to or pari passu with the A and B preference shares.
146.4.2 The provisions of this article 146 shall override any similar or contrary provisions of the Articles of Association of the Company.

59
146.4.3
Without the prior written consents of the holders of the A and B preference shares or the prior sanction of resolutions at separate general meetings of the holders of the A and B preference shares passed in the same manner, mutatis mutandis, as a special resolution:
146.4.3.1 none of the rights attaching to the A or B preference shares may be modified;
146.4.3.2 no shares in the capital of the Company, ranking as regards participation in the assets or profits of the Company arising from operations in the Moab Lease Area in some or all respects in priority to or pari passu with the A and B preference shares shall be created.
146.4.4
The A preference shares and the B preference shares shall be redeemed, but only after cessation of mining operations in the Moab Lease Area and realisation of the assets relating to the Moab Lease Area.
CONDITIONS ATTACHING TO THE E ORDINARY SHARES
147. The E ordinary shares shall confer on the holders thereof from time to time (“the E
Holder(s)”) the following rights, privileges and obligations:
147.1
Each E ordinary share shall confer on the E Holder the right to receive a dividend ranking pari passu with all of the dividends that may from time to time be declared to the holders of the ordinary shares, equal to one-half of the dividend per ordinary share declared by the Company from time to time.
147.2
The Company shall be obliged, on the delivery by the Company by an E
Holder from time to time of a written notice (“the Transaction Notice”)
delivered at such times and in such manner as the Company shall agree from time to time with each relevant E Holder, to reduce the issued share capital of the Company by cancelling the E ordinary shares, or any portion of the E ordinary shares, and by crediting an amount equal to the par value of the E ordinary shares so cancelled to the non-distributable reserve account in the

60
books of the Company. In the event that the relevant E Holder shall fail, for whatsoever reason, to deliver a Transaction Notice at the time or times and in the manner as agreed from time to time between the Company and such relevant E Holder, the Company shall be entitled to cancel the E ordinary shares, or such portion of them as shall have been agreed between the
Company and such relevant E Holder, at such times and in such manner as shall so have been agreed.
147.3 On the delivery by the E Holder of a Transaction Notice, or (in the absence of the delivery of such Transaction Notice) at such time as the Company shall be entitled to cancel the E ordinary shares, or any portion of them, as agreed from time to time between the Company and each relevant E Holder (it being recorded that, for the purposes of this Article 147, the E Holder shall be deemed to have given a Transaction Notice to the Company at such time or times) the Company shall:
147.3.1 determine the morning volume weighted average traded price (“the
Transaction Notice Price”) of the ordinary shares on the JSE at midday on the Business Day on which the Transaction Notice shall have been given, or shall be deemed to have been given (“the Transaction Notice
Date”) on;
147.3.2 calculate, on the basis described in Article 147.4 the number of
E ordinary shares (“the Cancellation Shares”) which the Company shall be entitled and obliged to cancel in respect of the Transaction Notice;
147.3.3
cancel the Cancellation Shares, it being recorded that the par value of the
Cancellation Shares shall be credited to the Non-Distributable Reserve
Account in the books of the Company;
147.3.4
convert such number of the E ordinary shares in respect of which the
Transaction Notice shall have been given, or such number of E ordinary shares as the Company shall at that time be entitled in terms of its

61
agreement with the relevant E Holder to deal with by way of deemed
Transaction Notice, (collectively “the Transaction Notice Shares”) and which shall not have been cancelled set out in this Article 147 (“the
Conversion Shares”), into ordinary shares, by not later than 5 Business
Days after the Transaction Notice Closing Date (“the Transaction
Notice Closing Date”);
147.3.5 procure that the Conversion Shares, after their conversion into ordinary shares, shall be listed on the JSE by not later than 5 Business Days after the Transaction Notice Closing Date; and
147.3.6
by not later than 5 Business Days after the Transaction Notice Closing
Date, instruct the Central Securities Depository Participant of the
Company irrevocably and in writing to credit the account of the E
Holder held with its Central Securities Depository Participant with the ordinary shares into which the Conversion Shares shall have been converted.
147.4 The Company shall calculate the number of Cancellation Shares which the
Company shall be entitled and obliged to cancel in terms of respectively
Articles 147.2 and 147.3 by reference to the formula:
B – C + D
A = __________
E
where:
A
is the number of Cancellation Shares which the Company shall be entitled to cancel, which number shall not be greater than the number of
E ordinary shares constituting the Transaction Notice Shares;
B is 90% of the 30 day volume weighted average traded price per ordinary share on the date on which the E Holder shall have subscribed for and the Company shall have allotted and issued the E ordinary shares to the

62
E Holder (“Subscription Date”) multiplied by the number of
Transaction Notice Shares (“the Opening Balance”);
C
is the amount (“the Reduction”) equal to 50% of the aggregate dividends per ordinary share paid by the Company during the period commencing on the Subscription Date and terminating on the Transaction Notice
Date (“the Relevant Period”), multiplied by the number of Transaction
Notice Shares;
D is an increment, calculated by the application of an escalation factor (“the
Factor”) of such percentage as the Company shall have agreed with the
E Holder from time to time, nominal annual compounded monthly in arrears, to the Opening Balance in respect of the Relevant Period, provided that there shall be taken into account, in the application of the
Factor, the Reduction and further provided that the Reduction shall be deemed to have reduced the total amount to which the Factor shall be applied from time to time, on the same dates and in the same proportions as the Company shall from time to time have declared and paid dividends to the holders of the ordinary shares; and
E      is the morning day volume weighted average traded price per ordinary share on the JSE at midday on the Transaction Notice Date.
147.5
The provisions of Articles 147.2, 147.3 and 147.4 shall apply mutatis mutandis
(and the Company shall be obliged to cancel a portion of the E ordinary shares held by the E Holder and to convert the balance of such E ordinary shares into ordinary shares, mutatis mutandis on the basis described in those Articles) in the event that:
147.5.1 any person shall have acquired the entire ordinary issued share capital of the Company in terms of, pursuant to and/or by the operation of either
Section 311 or Section 440K of the Companies Act (collectively “the
Take-out Transaction”); and

63
147.5.2
any person shall have made a written offer in respect of a Take-out
Transaction and the Company shall have delivered, at its election, a written notice (“the Take-out Conversion Notice”) to the E Holder, advising the E Holder that the Company intends to and shall apply the provisions of Articles 147.2, 147.3 and 147.44 to all, but not a portion only, of the E ordinary shares then held by such E Holder,
provided that the Transaction Notice Date shall be deemed, for such purposes, to be the date on which such party shall so acquire the entire issued ordinary share capital of the Company or, in the event that the Company shall have delivered a Take-out Conversion Notice to the E Holder, the date specified in such notice.
147.6
Save as set out in this Article 147, the E ordinary shares shall rank pari passu in all respects with the ordinary shares, it being recorded, for the avoidance of doubt, that in the event that the Company shall take any action of whatsoever nature in relation to and/or in connection with the amendment of any of the rights attaching to the ordinary shares and/or the par value of the ordinary shares (including, without limitation, by the subdivision and/or consolidation of the E ordinary shares, or any of them) the Company shall take the same action mutatis mutandis in relation to the E ordinary shares.

EXHIBIT 19.4.1.2
RULES OF THE
ANGLOGOLD ASHANTI LIMITED
BONUS SHARE PLAN 2005
Approved by shareholders of the Company at the Annual General Meeting held on 29 April 2005
Amendments approved by shareholders at the annual general meeting held on 6 May 2008
180 Strand
London WC2R 1BL
Tel: 020 7936 3000

1

2
RULES OF THE ANGLOGOLD ASHANTI LIMITED
BONUS SHARE PLAN 2005
PURPOSE OF THE PLAN:
The purpose of the Plan is to reward executives, managers and key employees for their annual contribution to achievement of company performance objectives, and a generation of value for shareholders. Through the issuing of a bonus, part of which is paid in cash and part of which is paid in shares or options, the Company hopes to encourage participants to build and maintain meaningful shareholdings in the Company.
1
DEFINITIONS AND INTERPRETATION
1.1 In this Plan, the following words and expressions shall have, where the context so admits, the meanings set forth below.
“Anglo American”
Anglo American plc (registered number 03564138);
“Annual Accounts”
means the accounts produced by the Company on an
annual basis after they have been independently audited
and approved by the Board;
“Appropriate Period”
The period specified below (provided that if more than
one period applies, the relevant period is the last period to expire):
(i) in a case falling within Rule 9.1, six months
starting on the date on which the relevant
person obtains Control of the Company;
(ii) in a case falling within Rule 9.4, six months
starting on the date on which the court
sanctions the compromise or arrangement;
and
(iii) in a case falling within Rule 9.3, the period
during which the relevant person remains so
bound or entitled;
“Award”
A Cash Bonus or a Bonus Share Award made under the
rules of the Plan;

3
“Board”
The board of directors for the time being of the Company
or a duly authorised Committee thereof;
“Bonus Period”
The Financial Year over which the Performance Targets
must be satisfied in order for a Cash Bonus to be granted
to an Eligible Employee;
“Bonus Share Award”
An award made to an Eligible Employee in accordance
with Rule 2.1, being in one of the following forms:
(A) an option to acquire Shares (exercisable for a nil
or nominal consideration); or
(B) an award of Shares (for nil or nominal
consideration) subject to restrictions, or
(C) a conditional right to receive Shares at no cost to
the Participant, or
(D) such other form which the Grantor considers has a
substantially similar purpose or effect;
“Cash Bonus”
In relation to an Eligible Employee and any Financial
Year, the amount of any annual cash bonus which he is
awarded or which it is proposed shall be awarded to him
under the Plan on the satisfaction of the Performance
Targets;
“Committee”
Either:
(A) in relation to the grant of Awards to executive
directors of the Company, the Remuneration
Committee; or
(B) in relation to the grant of Awards to other employees,
such other duly authorised committee of the Board
as may be appointed from time to time;

4
“Compliance Officer”
The compliance officer appointed by the Company in
respect of this Plan in accordance with section 144A(2) of
the Companies Act;
“Closing Price”
The closing price as defined in the JSE Listings
Requirements as amended from time to time. This price
is currently defined as the price determined by and
disseminated by the JSE based firstly on the uncrossing
price of the closing auction, or, failing which, the volume
weighted average price of the last 10 minutes of trade
prior to the closing auction, or failing which, the last
automated trade price;
“Company”
AngloGold Ashanti Limited incorporated and registered
in South Africa (under registration no 1944/017354/06);
“Companies Act”
The Companies Act 61 of 1973 as amended, or any law
that may replace it wholly or in part from time to time;
“Control”
The meaning given by Section 440A of the Companies
Act read with the meaning ascribed thereto in the
Securities Regulation Code on Takeovers and Mergers
promulgated under GN R290 of 18 January 1991 as well
as the Rules from time to time promulgated by the
Securities Regulation Panel constituted in terms of
section 440B of the Companies Act;
“Date of Grant”
The date on which an Award is granted;
“Dealing Day”
Any day on which the JSE is open for the transaction of
business;

5
“Eligible Employee”
Any person who at the Date of Grant is:
(A)  an employee of a Participating Company, who is not
a director; or
(B)  an executive director of a Participating Company
who devotes substantially the whole of his working
time to the business of a Participating Company;
“Financial Year”
A financial year of the Company;
“Grant Period”
The period commencing on the second Dealing Day, or
such later date at the discretion of the Grantor, which date shall not exceed 42 days after any of the following events:
(A)   the day on which the Plan is adopted by the
Company;
(B)    the day on which the Company makes an
announcement of its results for the last preceding
Financial Year, half-year or other period;
(C)    any day on which the Grantor resolves that
circumstances exist which justify the grant of
Awards;
(D)    any day on which any change to any relevant
legislation affecting employees’ share schemes is
proposed or made;
(E)    the date of commencement of an Eligible
Employee’s employment with a Participating
Company provided that the Eligible Employee is
not already employed by a Participating Company,
but only in respect of that Eligible Employee;

6
PROVIDED THAT if, by reason of any primary or
secondary legislation, regulation or government
directive or by reason of any agreement to which
the Company is or may be a party, the Grantor is
restricted from granting Awards under the Plan
during the period specified above, the relevant
Grant Period shall, commence on the second
Dealing Day, or such later date at the discretion of
the Grantor, which date shall not exceed 42 days,
after the restriction is lifted,;
“Grantor”
The Committee (acting on behalf of the Company) or the
Board or the Trustees acting on the recommendation of, or
with the consent of, the Committee, as the case may be;
“Group Member”
A Participating Company or a body corporate which is
the Company’s holding company or a Subsidiary of the
Company’s holding company;
“Individual limits”
Grade                       Maximum
cash bonus
(as a % of
salary)
Total
opportunity
(including
bonus shares
awarded)
CEO                                     80% 160%
Executive director 70% 140%
Executive vice
presidents 60%             120%
Other Management 35-50% 70-100%
“ITASA”
The South African Income Tax Act No. 58 of 1962;
“JSE”
JSE Securities Exchange South Africa or any successor
body carrying on the business of a securities exchange;
“Market Value”
In relation to a Share on any day if and so long as the
Share is listed on the JSE, its Closing Price for the

7
immediately preceding Dealing Day;
“Participant”
Any Eligible Employee to whom an Award has been
granted or (where the context so admits) the personal
representative of any such person;
“Participating Company”
(A) The Company; and
(B)    Any other company which is under the Control of
the Company and is a Subsidiary of the Company
except one which the Grantor has designated shall
not be a Participating Company;
“Performance Targets”
Such targets (if any) as the Committee may from time to
time determine which shall be measured over the Bonus
Period;
“Plan”
The AngloGold Ashanti Limited Bonus Share Plan 2005
in its present form or as from time to time amended in
accordance with the provisions hereof;
“Remuneration Committee”
The remuneration committee of the Company acting as an
authorised Committee of the Board;
“Retirement”
Retirement on or after the Participant’s contractual
retirement date;
“Rules”
The rules of the Plan as amended from time to time;
The operation of the BSP may at any time be altered by
the board in any respect. However, any alternations to the
advantage of participants to the rules governing eligibility, limits on participation and the number of new shares
available under the BSP, terms of vesting, adjustment of
awards and the rights of participants in the event of
variation of the share capital must be approved in advance
by shareholders in general meeting unless the alteration or
addition is minor in nature, or made to benefit the
administration of the BSP, to comply with the provisions
of any proposed legislation changes, or to obtain or

8
maintain favourable tax, exchange control or regulatory
treatment for participants or group companies.
“Share”
A fully paid ordinary share in the capital of the Company;
“Subsidiary”
The meaning given by section 1(3) of the Companies Act
No. 61 of 1973;
“Tax Liability”
A liability to account for any tax, national insurance,
social security or other levy for which the Participant
entitled to the Award is liable in respect of an Award by
the Company or any Group Member (“the Relevant
Company”), whether by reason of grant, vesting, exercise
or otherwise and including for the avoidance of doubt, any
liability arising after termination of a Participant’s
employment for whatever reason and which may arise or
be incurred in any jurisdiction whatever, and by the law of
the same jurisdiction may or shall be recovered from the
person entitled to the Award;
“Trustees”
The trustee or trustees for the time being of any employee
benefit trust established for the benefit of all or
substantially all of the Eligible Employees;
“Vesting Date”
1.  The third anniversary of the Date of Grant or such
other later or earlier date as is determined by the
Grantor at the Date of Grant for all Bonus Share
Awards granted to and including 31 December 2007;
2.  Forty percent (40%) of Bonus Share Awards granted
from 1 January 2008 will vest on the first anniversary
of the Date of Grant or such other later or earlier date
as is determined by the Grantor at the Date of Grant;
and
3.  Sixty percent (60%) of Bonus Share Awards granted
from 1 January 2008 will vest on the second

9
anniversary of the Date of Grant or such other later or
earlier date as is determined by the Grantor at the Date
of Grant, or
4.  In the event that the Eligible Employee to whom the
Bonus Share Award was made has not exercised his
right in terms of (2.) and (3.) above, and in the vent
that he only exercises his right on the third anniversary
of the Date of Grant, then the Grantor will award to
the Eligible Employee, an additional twenty percent
(20%) of Bonus share Awards at such date.
“Vesting Period”
The period starting on the Date of Grant of a Bonus Share
Award and ending on the Vesting Date of a Bonus Share
Award.
1.2 Words and expressions not otherwise defined herein have the same meaning they have in
ITASA.
1.3 Where the context so admits or requires words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine.
1.4 Reference in the Rules of the Plan to any statutory provisions are to those provisions as amended, extended or re-enacted from time to time, and shall include any regulations made thereunder.
1.5 The headings in the Rules of the Plan are for the sake of convenience only and should be ignored when construing the Rules.
2
GRANT OF AWARDS
2.1 The Grantor may during a Grant Period grant Awards to such Eligible Employees as it may in its absolute discretion determine. Subject to Rules 4, 5 and 9, a Cash Bonus shall only be granted to an Eligible Employee after the Committee has determined the extent to which the relevant Performance Targets have been satisfied. The number of Shares compromised in a
Bonus Share Award, will be determined by the Grantor in its absolute discretion at the Date of
Grant. Such number will usually be determinable by dividing the value of the proposed Bonus
Share Award to be granted by the Closing Price of the Shares trading on the JSE on the last
Dealing Day prior to the Date of Grant. The grant of a Cash Bonus will be made net of an amount equal to any Tax Liability.

10
2.2 The grant of a Bonus Share Award or the delivery of any Shares following its vesting or exercise shall be subject to obtaining any approval or consent required under any applicable laws, regulations or governmental authority and the requirements of the JSE and any other recognised stock exchange on which the Shares are traded.
2.3 As soon as practicable after the grant of a Bonus Share Award, the Grantor shall issue to each
Participant a certificate evidencing the Bonus Share Award in such form as the Grantor may from time to time prescribe. Such certificate must state:
2.3.1 the Date of Grant;
2.3.2 the number of Shares over which the Bonus Share Award has been granted to the
Participant;
2.3.3 the first date on which any part of the Bonus Share Award vests or becomes capable of exercise and any subsequent dates on which any remaining part of the
Bonus Share Award vests or becomes capable of exercise;
2.3.4 the date on which the Bonus Share Award will lapse pursuant to Rules 8.1.1, 8.1.2 or 8.1.3 or any earlier date on which the Grantor determines that the Bonus Share
Award should lapse;
2.3.5 whether or not a Participant to whom a Bonus Share Award have been granted is entitled to receive any dividends which are paid in respect of the Shares subject to the Bonus Share Award during the Vesting Period or dividend equivalents, or whether or not any such dividends will be re-invested (either gross or net) in further Shares to be subject to the terms applying to the Bonus Share Award; and
2.3.6 the form in which the Bonus Share Award is made.
2.4 No payment by the Participant shall be required on the grant of a Bonus Share Award.
2.5 Subject to the vesting of a Bonus Share Award or the rights of exercise by the Participant’s personal representatives pursuant to Rule 5, every Bonus Share Award shall be personal to the
Participant to whom it is granted and shall not be transferable or in any way alienable without the prior written agreement of the Grantor and such transfer shall be subject to such conditions as the Grantor may prescribe at that time.
2.6 A Participant may surrender his Bonus Share Award in whole or in part within the period of
30 days immediately following the Date of Grant and if a Bonus Share Award, or any part of a Bonus Share Award, is so surrendered, it shall be deemed for all purposes not to have been granted and shall therefore lapse.

11
3
NUMBER OF SHARES IN RESPECT OF WHICH AWARDS MAY BE GRANTED
3.1 The total number of Shares which may be allocated under the Plan to Eligible Employees on any day shall not, when added to the aggregate of the number of Shares which have been allocated to Eligible Employees under the Plan and any other employees’ share incentive schemes adopted by the Company, exceed such number as represents 2.75 per cent of the ordinary share capital of the Company in issue immediately prior to that day. The said percentage at the time of submitting this Plan to the JSE for approval equates to [7,273,538]
ordinary shares in the share capital of the Company.
3.2 The total number of Shares that may be allocated to any individual Eligible Employee on any day shall not, when added to the aggregate of the number of Shares which have been allocated under this Plan and any other employees’ share incentive scheme adopted by the Company to that Eligible Employee, exceed such number as represents 0.1375 percent (being 5 per cent of
2.75 per cent) of the ordinary share capital in issue immediately prior to that day.
3.3 In determining the above limit:
3.3.1 no account shall be taken of any Shares where the right to acquire such Shares was released or lapsed without being exercised, including pursuant to Rule 2.6 above;
3.3.2 no account shall be taken of any Shares where the right to acquire such Shares has been or is to be satisfied other than by the issue or allotment of any part of the share capital of the Company.
3.4 For the avoidance of doubt, references in this Rule 3 to the “allocation” of Shares shall mean, in the case of any share option plan, the placing of unissued Shares under option and, in relation to other types of employees’ share scheme, shall mean the commitment to issue
Shares or the issue and allotment of Shares (whichever is the earlier).
4
RIGHTS OF VESTING AND EXERCISE OF AWARDS
4.1 A Bonus Share Award save as provided in Rules 4.2, 4.3, 5 and 9 below shall not vest or be exercised before the Vesting Date.
4.2 Where a Participant ceases to hold office or employment with a Group Member as a result of:
4.2.1 injury, illness or disability;
4.2.2 operational requirements dismissal within the meaning of the Labour Relations Act
No. 66 of 1995 (or applicable equivalent legislation);

12
4.2.3 the company which employs him ceasing to be a Group Member;
4.2.4 Retirement or early retirement by agreement with the company which employs him;
4.2.5 transfer or sale of the undertaking or part undertaking in which he is employed to a person who is not a Group Member;
that Participant may exercise any vested Bonus Share Award which was granted as a “nil” cost option at any time during the period of six months following the date of cessation of employment (“the Exercise Period”). Where such cessation occurs during the Vesting Period, the Participant may if permitted by the Grantor exercise such proportion of the Bonus Share
Award during the aforementioned Exercise Period or such proportion of a Bonus Share Award may vest, as shall be determined by the Grantor, in its absolute discretion, having regard to the length of time that the Participant has held the office or employment during the Vesting Period apportioned on a monthly basis;
Alternatively, the Grantor may in its discretion, determine that the Participant may exercise a proportion of his Bonus Share Award, or a proportion of his Bonus Share Award may vest, at the end of the Vesting Period, and in determining such proportion the Grantor may have regard to the number of whole months that had elapsed during the Vesting Period to the date of the cessation of the employment. In these circumstances, any Bonus Share Award granted as a “nil” cost option may be exercised within the period of six months following the end of the Vesting Period.
4.3 A Participant who ceases to hold office or employment with a Group Member by virtue of the participant’s termination of services (resignation), may exercise any vested Bonus Share
Awards granted as a “nil” cost option by no later than the date of cessation. Any Bonus Share
Awards which have not vested at the date of such cessation will lapse at that time unless the
Grantor, in its discretion, determines otherwise.
4.4 Where a Participant ceases to hold office or employment with a Group Member by reason of termination of services by reason of the dismissal of the Participant for misconduct, all his
Bonus Share Awards (whether vested or not) will lapse in accordance with Rule 8.1.9.
4.5 In the event that Bonus Share Awards vest or become exercisable under Rule 4.2.3 and
Rule 9, the provisions of Rule 9 shall prevail.
4.6 On the vesting or exercise of a Bonus Share Award in accordance with Rules 4.2, 4.3, the
Grantor may, in consultation with the Participant, agree that instead of delivering Shares to a
Participant, a cash payment shall be made to the Participant of a sum equal to the number of

13
Shares over which the Bonus Share Award has vested or is exercised (as at the date of vesting or exercise as the case may be).
5
RIGHTS OF VESTING AND EXERCISE ON DEATH
5.1 In the event of the death of the Participant,
5.1.1  any vested Bonus Share Award which was granted as a “nil” cost option may be exercised;
5.1.2  any unvested Bonus Share Award will vest in such proportion having due regard to the length of time that the Participant has held the office or employment during the
Vesting Period;
and the Bonus Share Award may be exercised at any time during the period of twelve months following the date of death (“the Exercise Period”).
5.2 On the vesting or exercise of a Bonus Share Award in accordance with Rule 5.1. or a Bonus
Share Award granted in accordance with Rule 5.2, the Committee may determine, in its absolute discretion, that instead of delivering Shares to the Participant’s personal representatives, a cash payment shall be made to the Participant’s personal representatives of a sum equal to the Market Value of the number of Shares over which the Bonus Share Award has vested or is exercised (as at the date of vesting or exercise as the case may be).
6
GENERAL PROVISIONS ON TERMINATION OF EMPLOYMENT
6.1 For the purpose of this Plan, no person shall be treated as ceasing to hold an office or employment with a Group Member by virtue of which that person is eligible to participate in the Plan until that person ceases to hold any office or employment with any Group Member.
6.2 For the purpose of this Plan, a woman on maternity leave will not cease to hold an office or employment with a Group Member until the earlier of the date on which she notifies her employer of her intention not to return or the date on which she ceases to have statutory or contractual rights to return to work.
7
RESTRICTION ON GRANT AND EXERCISE
No Bonus Share Award may be granted, vested, exercised, released or surrendered at a time when such grant, exercise, release or surrender would not be in accordance with any provisions in the Companies Act or the provisions of the JSE Listings Requirements, as

14
amended from time to time, or the Company’s policy in force from time to time, in relation to closed periods in respect of dealings in securities.
8
LAPSE OF AWARDS
8.1 Bonus Share Awards shall lapse upon the occurrence of the earliest of the following events:
8.1.1 for Bonus Share Awards made in the form of a “nil” cost option, the tenth anniversary of the Date of Grant (unless the Grantor specifies any earlier date);
8.1.2 for Bonus Share Awards in the form of an award of Shares subject to restrictions the fifth anniversary of the Date of Grant (unless the Grantor specifies any other date);
8.1.3 for Bonus Share Awards in such other form , the period specified by the Grantor at the Date of Grant under Rule 2.3.4;
8.1.4 the expiry of any of the periods specified in Rules 4.2, 4.3 and 5 (save that if at the time the applicable period under Rules 4.2 or 4.3 expires, time is running under the period in Rule 5, the Bonus Share Award shall not lapse by reason of this Rule
8.1.4 until the expiry of the period specified in Rule 5);
8.1.5 the expiry of any of the periods specified in Rules 9.1, 9.3, 9.4 and 9.5 save where an Bonus Share Award is released in consideration of the grant of a New Bonus
Share Award pursuant to Rule 9.6;
8.1.6 subject to Rule 9.5, the passing of an effective resolution, or the making of an order by the Court, for the winding-up of the Company;
8.1.7 the Participant being deprived of the legal or beneficial ownership of the Bonus
Share Award by operation of law, or doing or omitting to do anything which causes him to be so deprived or being sequestrated;
8.1.8 the Participant purporting to transfer or dispose of the Bonus Share Award or any rights in respect of it other than as permitted under Rule 2.5; and
8.1.9 the Participant ceasing to hold an office or employment by reason of the dismissal of the Participant for misconduct or giving or being given notice to terminate employment with a Group Member by reason of the dismissal of the Participant for misconduct.

15
9
CHANGE OF CONTROL, REORGANISATION, WINDING UP AND TAKEOVER
9.1 Subject to Rules 9.3, 9.6 and 9.10 below, if any person (other than a person under the Control of Anglo American) obtains Control of the Company, Bonus Share Awards may vest or be exercised within six months of the time when the person making the offer has obtained
Control of the Company and, if applicable, any condition subject to which the offer is made has been satisfied.
9.2 For the purpose of Rule 9.1 a person shall be deemed to have obtained Control of the
Company if he and others acting in concert (as defined by section 440A of the Companies
Act), with him have together obtained Control of it.
9.3 Subject to Rules 9.6 and 9.10, if any person (other than a person under the Control of Anglo
American) becomes bound or entitled to acquire Shares under Section 440K of the
Companies Act (dealing with compulsory acquisitions of securities of minorities in affected transactions) and/or under rule 8 of the Securities Regulation Code on Takeovers and Mergers
(dealing with the mandatory offer and its terms), a Bonus Share Award may vest or be exercised within a period of four weeks beginning with the date on which that person becomes so bound or entitled.
9.4 Subject to Rule 9.6, if under Section 311 of the Companies Act the Court sanctions a compromise or arrangement, the Participant may then, subject to Rule 9.10, be vested with the
Bonus Share Award or, as the case may be, exercise the Bonus Share Award subject to the terms of this Rule 9.4 during a period of one month commencing on the date on which the
Court sanctions the compromise or arrangement.
9.5 If notice is duly given of a resolution for the voluntary winding-up of the Company, the
Company shall give notice thereof to all Participants to whom an Award has been granted.
Subject to Rules 9.6 and 9.10, a Bonus Share Award may then vest or be exercised until the resolution is duly passed or defeated or the meeting concluded or adjourned sine die provided that any such exercise of a Bonus Share Award pursuant to this Rule 9.5 shall be conditional upon the said resolution being duly passed. If such resolution is duly passed all Bonus Share
Awards shall, to the extent that they have not vested or been exercised, lapse immediately.
9.6 If a company obtains Control of the Company in accordance with Rule 9.1, or obtains Control of the Company under a compromise or arrangement sanctioned by the Court under Section
311 of the Companies Act, or becomes bound or entitled in accordance with Rule 9.3, any
Participant may at any time within the Appropriate Period, by agreement with the relevant company, release any Bonus Share Award which has not lapsed (“the Old Bonus Share
Award”) in consideration of the grant to him of a Bonus Share Award which is equivalent to

16
the Old Bonus Share Award but relates to shares in a different company (whether the company which has obtained Control of the Company itself or some other company) (“the
New Bonus Share Award”).
9.7 For the purposes of Rule 9.6 the provisions of the Plan shall be construed as if:
9.7.1 the New Bonus Share Award was an Award granted under the Plan at the same time as the Old Bonus Share Award;
9.7.2 except for the purpose of the definition of “Participating Company” in Rule 1 and the reference to “the Company” in Rule 15.2, the reference to AngloGold Ashanti
Limited in the definition of “the Company” in Rule 1 were a reference to the different company mentioned in Rule 9.6;
9.8 Rules 9.1, 9.3 and 9.4 above shall not apply where:
9.8.1 the events form part of a scheme or arrangement whereby Control of the Company is obtained by another company (“the Acquiring Company”);
9.8.2 immediately after the Acquiring Company obtains Control, the issued equity share capital of the Acquiring Company is owned substantially by the same persons who were equity shareholders of the Company immediately prior to the Acquiring
Company obtaining Control; and
9.8.3 the Acquiring Company has agreed to grant new Awards in accordance with Rule
9.6 in consideration for the release of any Awards which have not lapsed.
9.9 If the Company has been or will be affected by any dividend in specie, super dividend or other transaction which will adversely affect the current or future value of any Bonus Share
Awards, the Grantor may, acting fairly, reasonably and objectively, allow all such Bonus
Share Awards (but not some only) to vest or be exercised conditionally on such event happening. The Grantor will specify the period of exercise of such Bonus Share Awards in these circumstances. The Grantor will notify any Participant to whom an Award has been granted who is affected by this Rule in accordance with Rule 14.1.
9.10 Where, during the Vesting Period, Rules 9.1, 9.3, 9.4 or 9.5 apply, the Bonus Share Award that may vest or be exercised shall be determined by the Grantor in its absolute discretion.
9.11 Where one of the corporate events referred to in Rules 9.1, 9.3, 9.4 or 9.5 occurs during a
Bonus Period, the Grantor may, in its discretion, determine the extent to which an Eligible
Employee to whom it was contemplated an Award might be made in respect of that Bonus
Period shall receive a Cash Bonus (if any) in respect of that Bonus Period (having regard to

17
the extent to which any Performance Targets have been meet at the date of the relevant corporate event). In these circumstances, the terms of a Bonus Share Award (if any) to be granted to that Eligible Employee shall be determined by the Grantor in its absolute discretion
(including without limitation, the form of, and number of Shares comprised in, such a Bonus
Share Award, and the terms of vesting and/or exercise of such a Bonus Share Award).
9.12 In the event that the United Kingdom equivalent of one of the corporate events described in
Rules 9.1, 9.3, 9.4, 9.5, 9.6 or 9.9 is contemplated or occurs in relation to Anglo American, the Grantor may, in its discretion, determine that, where the context so permits, this Rule 9 shall be interpreted as if references to "the Company" within this Rule 9 (and within the definition of any defined terms in this Rule 9) were to "Anglo American" and references to any South African legislation or other South African provisions within this Rule 9 (including, for the avoidance of doubt, any terms within this Rule 9 which are defined by reference to any
South African legislation or provisions) were to the equivalent United Kingdom legislation or provisions. In the event of any conflict between the South African legislation and provisions referred to in this Rule 9 and their United Kingdom equivalent, the Grantor may, in its discretion, apply the provisions of this Rule 9 in such amended form as is necessary or desirable to give effect to the United Kingdom equivalent legislation or provisions.
10
MANNER OF VESTING AND EXERCISE
10.1 A Bonus Share Award in the form of a “nil” cost option may be exercised in whole or in part.
10.2 A Bonus Share Award may be exercised by the delivery in writing or in electronic format to the Company Secretary (as agent for the Grantor), or his duly appointed agent, of a Bonus
Share Award certificate covering at least all the Shares over which the Bonus Share Award is then to be exercised, with the notice of exercise in the prescribed form duly completed and signed by the Participant (or by his duly authorised agent) to the Company (as agent for the
Trustees where the Trustees have agreed to satisfy the Bonus Share Award) in respect of the
Shares over which the Bonus Share Award is to be exercised, unless the Grantor determines that a different exercise procedure should apply.
10.3 The effective date of exercise shall be the date of delivery of the notice of exercise. For the purposes of this Plan a notice of exercise shall be deemed to be delivered when it is received by the Company.
10.4 In the event that any Tax Liability becomes due on the vesting or exercise of a Bonus Share
Award, the Participant will be deemed to have given irrevocable instructions to the
Company’s brokers (or any other person acceptable to the Company) for the sale of sufficient

18
Shares acquired on the vesting or exercise of the Award to realise an amount equal to the Tax
Liability and the payment of that amount to the Relevant Company, unless:
10.4.1 the Relevant Company decides in its absolute discretion to and is able to deduct an amount equal to the whole of the Tax Liability from the Participant’s net pay for the relevant pay period; or
10.4.2 the Participant has paid to the Relevant Company an amount equal to the Tax
Liability; or
10.4.3 the Grantor determines otherwise.
11
DIVIDENDS
11.1 Participants may (to the extent not already entitled), at the discretion of the Grantor, receive dividends or dividend equivalents in respect of their Bonus Share Awards in such form as the
Grantor at its discretion determines including, without limitation, the following:
11.1.1 a discretionary cash payment paid to the Participant, which is equal in value to the dividends (gross or net value at the discretion of the Grantor) which would have been paid on a Bonus Share Award of actual Shares (equivalent to the number of
Shares in respect of which the Bonus Share Award vests) during the Vesting
Period and treating such dividends as having been re-invested in Shares at the respective payment dates for the purposes of this calculation;
11.1.2 at the time the Bonus Share Award vests, an award of, or the grant of a nil cost option over, such number of Shares as could have been purchased if the dividends
(gross or net value at the discretion of the Grantor) which would have been paid on a Bonus Share Award of actual Shares (equivalent to the number of Shares in respect of which the Bonus Share Award vests) had been re-invested in Shares at the respective payment dates of the dividends which were paid during the Vesting
Period.
11.2 For the avoidance of doubt, where an option is granted or Shares are awarded under Rule 11.1 above in respect of a Bonus Share Award, the definition of “Bonus Share Award” shall be where appropriate, interpreted in relation to such a Bonus Share Award to include such additional option or Shares.
11.3 For the further avoidance of doubt, any cash or Shares awarded under this Rule 11 shall not count towards the individual limits in Rule 3.

19
12
TRANSFER OF SHARES
12.1 Subject to Rule 12.3 Shares to be issued or transferred pursuant to the vesting or exercise of a
Bonus Share Award shall be allotted or transferred to the Participant (or his nominee) within
30 days following the date of effective exercise or vesting of the Bonus Share Award.
12.2 Subject to Rule 12.3, the Grantor shall procure the transfer of any Shares to be transferred to a
Participant (or his nominee) pursuant to the vesting or exercise of a Bonus Share Award within 30 days following the date of effective exercise of the Bonus Share Award.
12.3 The allotment or transfer of any Shares under the Plan shall be subject to obtaining any such approval or consent as is mentioned in Rule 2.2 above.
12.4 Shares issued pursuant to the Plan will rank pari passu in all respects with the Shares then in issue, except that they shall not rank for any right attaching to Shares by reference to a record date preceding the date of allotment.
12.5 Without prejudice to Rule 11, if Shares are transferred pursuant to the Plan the Participant shall not be entitled to any rights attaching to Shares by reference to a record date preceding the date of transfer.
12.6 If and so long as the Shares are listed on the JSE, the Company shall apply for listing of any
Shares issued pursuant to the Plan as soon as practicable after the allotment thereof.
13
ADJUSTMENTS
13.1 The number of Shares over which a Bonus Share Award is granted and the conditions of vesting or exercise (and where a Bonus Share Award has vested or has been exercised but no
Shares have been allotted or transferred pursuant to such vesting or exercise, the number of
Shares which may be so allotted or transferred) shall be adjusted in such manner as the
Grantor shall determine following any capitalisation issue, any offer or invitation made by way of rights, subdivision, consolidation, reduction, other variation in the share capital of the
Company or any other exceptional event which in the reasonable opinion of the Grantor justifies such an adjustment.
13.2 The Grantor shall take such steps as it may consider reasonable and necessary to notify
Participants of any adjustment made under this Rule 13 and to call in, cancel, endorse, issue or reissue any certificate consequent upon such adjustment.

20
14
ADMINISTRATION
14.1 Any notice or other communication under or in connection with the Plan may be given by personal delivery or by sending the same by electronic means or post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Group Member, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment, and where a notice or other communication is given by post, it shall be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery.
14.2 The Company may distribute to Participants copies of any notice or document normally sent by the Company to the holders of Shares.
14.3 In the case of partial exercise of a Bonus Share Award, the Grantor may in consequence call in, endorse, cancel and reissue, as it considers appropriate, any certificate for the balance of the Shares over which the Bonus Share Award was granted.
14.4 If any certificate shall be worn out, defaced or lost, it may be replaced on such evidence being provided as the Grantor may require.
14.5 The Company shall at all times keep available for allotment unissued Shares at least sufficient to satisfy all Bonus Share Awards under which Shares may be subscribed or the Grantor shall procure that sufficient Shares are available for transfer to satisfy all Bonus Share Awards under which Shares may be acquired.
14.6 The Plan shall be administered by the Board. The Board shall have full authority, consistent with the Plan, to administer the Plan, including authority to interpret and construe any provision of the Plan and to adopt such regulations for administering the Plan and such forms of exercise as it may deem necessary or appropriate. Decisions of the Board shall be final and binding on all parties.
14.7 The Board shall appoint a Compliance Officer as required by section 144A of the Companies
Act who shall, for and on behalf of the Board, be responsible for the day to day administration of the Plan and compliance by the Company and the Board with the provisions of section
144A of the said Companies Act.
14.8 The costs of introducing and administering the Plan shall be borne by the Participating
Companies in such proportions as the Board shall in its discretion decide.

21
15
ALTERATIONS
15.1 Subject to Rules 15.2 and 15.4, the Board may at any time (but only with the prior consent of the Trustees if there are subsisting Awards which they have agreed to satisfy or which will be affected by the alteration or addition) alter or add to all or any of the provisions of the Plan in any respect.
15.2 Subject to Rule 15.3 no alteration or addition shall be made under Rule 15.1 to:
15.2.1 the persons to whom Awards may be granted under the Plan;
15.2.2 the limitations on the number of Shares which may be issued under the Plan;
15.2.3 the individual limits on participation for each Participant in the Plan;
15.2.4 the amount, if any, payable on grant, vesting or exercise of a Bonus Share Award;
the basis for determining any price paid by Participants(if applicable); the period in which any such payments to provide the same, must be made; the procedure to be adopted on termination of employment or retirement of a Participant ;
15.2.5 the voting, dividend, transfer and other rights, including those arising on a liquidation of the Company, attaching to the Shares and to any options (if appropriate);
15.2.6 the rights of Participants in the event of a variation of the share capital; and
15.2.7 the terms of this Rule 15.2;
without the prior approval by ordinary resolution of the members of the Company in general meeting.
15.3 Rule 15.2 shall not apply to any minor alteration or addition which is to benefit the administration of the Plan or to take account of any change in legislation or to obtain or maintain favourable taxation, exchange control or regulatory treatment for the Company, or any Subsidiary of the Company or any Participant.
15.4 No alteration or addition shall be made under Rule 15.1 which would materially abrogate or adversely affect the subsisting rights of a Participant unless it is made:
15.4.1 with the consent in writing of such number of Participants as hold Bonus Share
Awards under the Plan to acquire 75 per cent of the Shares which would be issued

22
or transferred if all Bonus Share Awards granted and subsisting under the Plan were vested or exercised; or
15.4.2 by a resolution at a meeting of Participants passed by not less than 75 per cent of the Participants who attend and vote either in person or by proxy, and for the purposes of this Rule 15.4 the provisions of the Articles of Association of the
Company relating to shareholder meetings shall apply mutatis mutandis.
15.5 Notwithstanding any other provision of the Plan other than Rule 15.1 and 15.2 the Board may, in respect of Awards granted to Eligible Employees who are or who may become subject to taxation outside South Africa on their remuneration amend or add to the provisions of the Plan and the terms of Awards as it considers necessary or desirable to take account of or to mitigate or to comply with relevant overseas taxation, securities or exchange control laws provided that the terms of Awards granted to such Eligible Employees are not overall more favourable than the terms of Awards granted to other Eligible Employees.
15.6 As soon as reasonably practicable after making any alteration or addition under Rule 15.1, the
Board shall give written notice thereof to any Participant materially affected thereby.
15.7 No alteration to the Plan under this Rule 15 shall require the consent of any person unless expressly provided in the Rules.
16
LEGAL ENTITLEMENT
16.1 Nothing in the Plan or in any instrument executed pursuant to it will confer on any person any right to continue in employment, nor will it affect the right of the provider of any service relationship to terminate the employment of any person without liability at any time with or without cause, nor will it impose upon the Grantor or any other person any duty or liability whatsoever (whether in contract, delict or otherwise) in connection with:
16.1.1 the lapsing of any Award pursuant to the Plan;
16.1.2 the failure or refusal to exercise any discretion under the Plan; and/or
16.1.3 a Participant ceasing to be a person who has a service relationship for any reason whatsoever.
16.2 Awards shall not (except as may be required by taxation law) form part of the emoluments of individuals or count as wages or remuneration for pension or other purposes.

23
16.3 Any person who ceases to have the status or relationship of an employee with any
Participating Company as a result of the termination of his employment for any reason and however that termination occurs, whether lawfully or otherwise, shall not be entitled and shall be deemed irrevocably to have waived any entitlement by way of damages for dismissal or by way of compensation for loss of office or employment or otherwise to any sum, damages or other benefits to compensate that person for the loss of alteration of any rights, benefits or expectations in relation to any Award, the Plan or any instrument executed pursuant to it.
16.4 The benefit of this Rule 16 is given to the Company for itself and as trustee and agent of each
Group Member. To the extent that this Rule benefits any company which is not a party to the
Plan, the benefit shall be held on trust and as agent by the Company for such company and the
Company may, at its discretion, assign the benefit of this Rule 16 to any such company.
17
GENERAL
17.1 The Plan shall endure for an indefinite period until terminated by a resolution of the directors or a resolution of the Company in general meeting, but that termination will not affect or modify any existing rights or obligations of the Participants and the Grantor will continue to administer the Plan for so long as it may be necessary to give affect thereto.
17.2 The Company and any Subsidiary of the Company may provide money to the Trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 38 of the Companies Act.
17.3 The Company may require any Subsidiary to enter into such other agreement or agreements as it shall deem necessary to oblige such Subsidiary to reimburse the Company for any other amounts paid by the Company hereunder, directly or indirectly in respect of such Subsidiary’s employees.
17.4 Nothing in the Plan shall be deemed to give any employee of any Participating Company any right to participate in the Plan.
17.5 To the extent that the Company or a share trust established for the purpose of implementing this Plan, acquires or holds Shares for the purpose of this Plan, the voting rights attaching to such Shares shall not be taken into account at any general annual general meetings held by
Company for any JSE resolution voting purposes. The voting rights attaching to such Shares shall also not be taken into account for the purposes of determining categorisations as detailed in Section 9 of the JSE Listing Requirements.

24
17.6 These Rules shall be governed by and construed in accordance with the laws of South Africa, including conflicts of laws.

1
EXHIBIT 19.4.1.5
MDS/1275 – M Cutifani
29 October 2007
PERSONAL
Mr M Cutifani
21 Methwold Way
SAXONWOLD 2196
Dear Mark
APPOINTMENT AS CHIEF EXECUTIVE OFFICER OF ANGLOGOLD ASHANTI
I am pleased to confirm your appointment to the position of CEO of AngloGold Ashanti Limited, based at the Corporate Office in Johannesburg. Your employment will be with effect from 17 September 2007 and will be for an initial fixed period of two years, after which it will be renewable annually. Your employment is subject to you holding valid documentation enabling your employment in South Africa.
1.
REMUNERATION PACKAGE AND EMPLOYMENT CONDITIONS
1.1
Salary
Your basic salary will be R5 240 076.00 (Five Million, Two Hundred and Forty Thousand
and Seventy Six rand) per annum and will be paid on a monthly basis in twelve equal payments of R436 673,00 (Four Hundred and Thirty Six Thousand, Six Hundred and
Seventy Three rand). All payments are subject to normal South African tax deductions.
Your next salary review will be in January 2009.
AngloGold Ashanti Limited \ Reg. No.1944/017354/06
76 Jeppe Street \ Newtown \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com

2
1.2      Incentive Schemes
You will be eligible to participate in the following incentive schemes:
i)         Annual Bonus
As CEO, you may earn up to 60% of your base salary as an annual cash bonus.
The annual bonus is determined by the achievement of a number of Company level performance targets (70% weighting) and personal targets (30% weighting).
ii) Bonus Share Plan (BSP)
Your annual cash bonus will be matched by an award of shares (Bonus Shares)
to the same value. Each grant of bonus shares has a vesting period of three years.
In your case, we guarantee a minimum payment of 60% of maximum annual bonus and BSP shares for the balance of 2007 and all of 2008.
iii) Long Term Incentive Plan (LTIP)
LTIP shares are awarded annually to executive and senior managers. In the case of the CEO, the value of the annual grant is set at 120% of base salary.
Each award is linked to a set of stretched company performance measures, assessed at the end of the following three years.
1.3       Car Allowance
The Company will provide you with two rental vehicles for up to three months after your arrival in Johannesburg. Once you have purchased your own vehicles you may nominate a car allowance for your vehicle from your salary of up to 30%, which is intended to compensate you for the use of your private vehicle for business purposes.
You will be reimbursed for all business travel in excess of 3000 kilometers per tax year.
1.4       Annual Leave
Your annual leave entitlement will be 30 working days per year. You are required to take at least 15 working days leave each leave cycle. The remaining 15 working days may be encashed or accumulated up to a maximum of 30 days.
2.
RETIREMENT BENEFITS, HEALTH CARE AND INSURANCES
2.1       Retirement Funding
The Company will contribute 18.25% of your basic salary to a retirement fund of your choice. This contribution is not subject to tax provided it is made to an approved retirement fund.

3
2.2
Medical Aid
You will be required to join the Discovery Health medical scheme which provides comprehensive cover for you and your family. Monthly contributions are of the order of
R4000, paid in equal part by you and the Company.
2.3
Accident Insurance Cover
This cover currently provides for a death benefit of 36 months annual earnings and a permanent total disablement benefit of 36 months annual earnings dependent on the degree of disablement, as well as medical cover up to R100 000,00. The Company pays the premium.
This insurance policy also covers you for any medical expenses that you incur as a result of any accidental injury that you sustain, whether or not you are on duty and even if there is no permanent disability.
2.4
Unemployment Insurance Fund
You will be required to contribute towards the UIF. Your contribution will be 1% of your taxable earnings, up to a maximum contribution of R1399.00 per annum.
3. GENERAL
3.1      Other Employment
Employment with AngloGold Ashanti precludes you from doing work for your own account or for any other employer other than a member of the AngloGold Ashanti Group unless you have received the written permission of AngloGold Ashanti.
3.2
Removal and Relocation
AngloGold Ashanti Limited will meet the cost of business class travel between Toronto and Johannesburg for you, your wife and your children.
AngloGold Ashanti will bear the reasonable cost of transporting your household and personal effects from Sudbury, Canada to Johannesburg, South Africa. The Company
will pay you a relocation allowance of one month of your salary (i.e. R436 673,00) upon your arrival. This allowance is tax free but the Receiver of Revenue may ask for proof that it was spent on expenses incurred as a result of your relocation to Johannesburg.

4
3.3     Temporary Accommodation
AngloGold Ashanti will provide furnished accommodation for yourself and your family for up to six months after your arrival in order to give you time to find suitable accommodation. Should you move out of the Company provided accommodation before six months, the allowance referred to under 3.4 (i) will be paid to you for the remaining balance of 24 months (i.e. the Company will provide you with accommodation or an accommodation allowance for the first 2 years of your stay in South Africa.)
3.4
Allowances
i)
Once you have found suitable accommodation the Company will pay you a housing allowance of R83 333.00 per month which is fully taxable at a rate of
40%. It will be paid to you for up to 24 months after which it will fall away. The provision of the allowance does not preclude you from purchasing property in
Johannesburg.
ii)
You, your wife and your immediate dependents will be allowed one business class flight per annum from Johannesburg to your nominated home base.
iii)
The Company will assist with schooling costs by providing an allowance of
R65 000 per annum per child living with you. The allowance is fully taxable.
3.5
Termination of Employment
Your contract of employment is initially fixed for a period of 2 years, after which it will be renewable annually, for further periods of 12 months at a time, at the election of the
Board.
It is recorded that there is a mutual expectation that your contract will be renewed for each 12 month period following the expiry of the fixed term, subject to the Company's right to refuse to renew the contract for reasons recognised by the Labour Relations Act, being misconduct, incapacity and reasons related to the Company's operational requirements. AngloGold Ashanti has policies and procedures to regulate termination of employment in each case, and to ensure that employment is terminated for a fair reason and after a fair procedure has been followed. Should the Company refuse to renew your contract in these circumstances, you will be paid the equivalent of 12 months' salary in lieu of notice. Despite this provision, your services may be terminated summarily, at any stage during any fixed term of employment, for any reason justifiable by law.

5
Should you wish to terminate your contract of employment, you may do so by giving the
Company notice, by a date no later than the commencement of any renewed contract, of your intention not to seek further renewal of your contact after the expiry of the fixed term.
3.6
Change of Control
In the event that AngloGold Ashanti becomes a subsidiary of another company, or all, or substantially all, of the businesses, assets and undertakings of AngloGold Ashanti become owned by any person, firm or company, and within a period of twelve months your employment is terminated as a consequence, you will be paid an amount equal to
24 months earnings, including benefits and bonuses.
If you would like clarity on any of these terms and conditions, please contact the undersigned or Nigel
Unwin.
If is the above terms are acceptable to you, please would you sign the attached copy and return it to
me.
I very much look forward to working with you in the years to come.
Yours sincerely
/s/R P Edey
RP EDEY
CHAIRMAN
ACCEPTANCE
:              /s/ M Cutifani
DATE: 2 November 2007
M CUTIFANI

1
EXHIBIT 19.4.1.6
AngloGold Ashanti International
Services Limited
Correspondence Address:
Falcon Cliff, Palace Road,
Douglas, Isle of Man, IM2 4LB,
British Isles.
P O Box 75, Douglas,
Isle of Man, IM99 1EP, British Isles
Tel: (+44 1624) 63 00 00
Fax: (+44 1624) 63 00 01
Mark Cutifani
21 Methwold Way
Saxonwold
2196
29 October 2007
Your Ref:
Our Ref:
071008 Cutifani
Dear Mark
RETAINER AGREEMENT
AngloGold Ashanti International Services Limited (“the Company”) is a subsidiary of AngloGold Ashanti
Holdings Plc (“AGAH”), which holds and manages the non-South African assets and investments of
AngloGold Ashanti Limited. The Company has contracted with AGAH to provide various specialist services to AGAH, its subsidiaries and affiliates (“the AngloGold Ashanti Offshore Group”) and any joint ventures involving the AngloGold Ashanti Offshore Group.
You are hereby retained to provide, on behalf of the Company, management services to the AngloGold
Ashanti Offshore Group outside of South Africa, on the following terms and conditions:
1.
The term of this retainer ("the Term") will be from 17 September 2007 until such time as it is terminated in terms of paragraph 7 below.
2.
During the Term the Company may at any time require of you to make your services available to it or to assist it with matters relating to its business or any business of the AngloGold Ashanti Offshore
Group outside of South Africa.
3.
In consideration of your services in terms of this agreement, you will be paid a gross annual retainer
("the Retainer") in the amount of the USD equivalent of ZAR 2.1 million, quarterly in arrears in equal instalments at the prevailing USD / ZAR exchange rate, regardless of the time spent discharging your duties hereunder. The Company will make such deductions from the amount payable as may be required by law.
4.
In addition to the Retainer, the Company will contribute an amount equal to 18.25% thereof to any pension fund, benefit trust or other retirement arrangement of your choice.

2
5.
The Company will also procure that your participation in the Annual Bonus Scheme, the Bonus Share
Plan and the Long Term Incentive Plan (and any other incentive scheme that might apply to your employment by AngloGold Ashanti Limited) will be calculated on the basis that your base salary includes the Retainer.
6.
The Company will reimburse you for your reasonable travelling, telephone, hotel, entertainment and other business expenses incurred in the course of your duties provided that you comply with the
Company's regulations from time to time in this respect and provide the Company with receipts or other proof of payment as the Company may reasonably require within 3 months of expenditure.
7.
The provisions of your employment contract with AngloGold Ashanti Limited as regards termination will apply to this letter mutatis mutandis.
8.
In the event that AngloGold Ashanti becomes a subsidiary of another company, or all, or substantially all, of the businesses, assets and undertakings of AngloGold Ashanti become owned by any person, firm or company, and within a period of twelve months your employment with AngloGold Ashanti is terminated as a consequence, you will be paid an amount equal to 24 months of the Retainer.
9.
Any payment due in terms of this letter for a period less than a full quarter will be adjusted on a pro-
rata basis.
10.
During the Term and after the termination of this agreement, you will not directly or indirectly disclose or make use of any confidential information of the Company or the AngloGold Ashanti Offshore
Group for any purpose other than a legitimate purpose of the Company or the AngloGold Ashanti
Offshore Group save that nothing in this clause shall be construed as preventing you from making any disclosure required by law.
11.
During the Term you will not, save with the approval of the board of the Company, be concerned with or engaged in any business than that of the Company, the AngloGold Ashanti Offshore Group or
AngloGold Ashanti Limited. This expression "concerned with or engaged in" shall, without limitation, mean any employee, advisor, partner, consultant, contractor, director, shareholder or otherwise, engaged in a business competing with, or similar to that of the Company, the AngloGold Ashanti
Offshore Group or AngloGold Ashanti Limited.
12. This letter and its terms shall be governed by the laws of the Isle of Man.
If you are in agreement with the terms of this letter, please sign your acceptance on the attached copy and return same to us at your earliest convenience.
Yours sincerely
/s/ L McGlew
DIRECTOR
ACCEPTANCE: __/s/ M Cutifani___ DATE: __2 November 2008_____

1
ANGLOGOLD ASHANTI LIMITED
Exhibit 19.
8
INVESTMENT IN PRINCIPAL SUBSIDIARIES AND JOINT VENTURE INTERESTS
AT DECEMBER 31, 2007
Country
of
Incorpo-
ration
Nature
of
business
Shares Held
Shares Held Percentage held
2007
2006
2007
%
2006
%             %
Direct investments
Advanced Mining Software Limited
18
C
40,000                  40,000
100
100
AGRe Insurance Company Limited
18
F
2                           2
100
100
AngloGold American Investments Limited
5
B
1,001                    1,001
100
100
100
AngloGold Ashanti USA Incorporated
21
B
* 500
100           100         100
AngloGold Ashanti Health (Pty) Limited
18
E
8                           8
100
100
AngloGold Ashanti Holdings plc
5
B
2,077,313,678      2,077,313,678
100         100
AngloGold Offshore Investments Limited
10
B
5,000,000             5,000,000
100
100
Eastvaal Gold Holdings Limited
18
B
454,464,000         454,464,000          100          100
Masakhisane Investment Limited
18
B
100                       100
100
100
Nuclear Fuels Corporation of SA (Pty) Limited
18
D
1,450,000             1,450,000
100
100
Rand Refinery Limited **
18
G
208,471                208,471
53.03
53.03
Xinjiang Yunhai Mining Company Limited
7
H
60             –
Indirect investments
AG Mali Holdings 1 Limited
5
B
10,002                  10,002
100
100
AG Mali Holdings 2 Limited
5
B
10,002                  10,002
100
100
AngloGold Argentina Limited
5
B
1                           1
100
100
AngloGold Argentina S.A.
1
B
1,331,093             1,331,093
100
100
AngloGold Ashanti Australia Limited
2
B
257,462,077         257,462,077           100         100
AngloGold Ashanti (Colorado) Corp.
21
B
1,250                    1,250
100
100
AngloGold Ashanti Exploration (Ghana) Limited
9
H
2                           2
100
100
AngloGold Ashanti (Ghana) Limited
9
A
132,419,585         132,419,585           100         100
AngloGold Ashanti (Iduapriem) Limited
9
A
66,270                  53,010
100
80
AngloGold Ashanti (Nevada) Corp.                              21
B
100                       100
100
100
AngloGold Ashanti North America Inc.
21
B
7,902                    7,902
100
100
AngloGold Australia Investment Holdings Limited
5
B
1,000                    1,000
100
100
AngloGold Australia (Sunrise Dam) Pty Limited
2
A
2                           2
100
100
AngloGold Ashanti Brasil Mineração Ltda
4
A/B
8,827,437,875      8,827,437,875
100         100
AngloGold Brazil Limited
4
B
1                           1
100
100
AngloGold CV 1 Limited                                                 5
B
11,002                  11,002
100
100
AngloGold CV 2 Limited
5
B
1,002                    1,002
100
100
AngloGold CV 3 Limited                                                 5
B
1,002                    1,002
100
100
AngloGold Finance Australia Holdings Limited
16
B
2                           2
100
100
AngloGold Finance Australia Limited
16
B
2                           2
100
100
AngloGold Geita Holdings Limited
5
B
3,513                    3,513
100
100
AngloGold Investments Australasia Limited
5
B
1,000                    1,000
100
100
AngloGold Investments Australia Pty Ltd
2
B
1                           1
100
100
AngloGold Investments (Sadex) Limited
5
B
1,000'A'              1,000'A'
100
100
AngloGold Morila Holdings Limited
5
B
1,000                    1,000
100
100
AngloGold Namibia (Pty) Ltd
17
A
10,000                  10,000
100
100
AngloGold Offshore Investments Limited                      5
B
422,510,000*        422,510,000*          100         100
AngloGold South America Limited
5
B
488,000               488,000
100
100

2
Country
of
Incorpo-
ration
Nature
of
business
Shares Held
Shares Held Percentage held
2007
2006
2007
2006
%
Indirect investments (continued)
AngloGold South American Holdings Limited
5
B
1                           1
100
100
Ashanti Goldfields Belgium S.A.
3
B
2,500                    2,500
100
100
Ashanti Goldfields (Cayman) Limited
6
B
2                           2
100
100
Ashanti Goldfields Holding (Luxembourg) S.A.
14
B
3,000,000             3,000,000
100
100
Ashanti Goldfields Kilo Scarl
8
H
15,520                  15,520
86.22
86.22
Ashanti Goldfields Services Limited
20
B
588,409                588,409
100
100
Ashanti Goldfields Teberebie Limited
6
B
2                           2
100
100
Ashanti Treasury Services Limited
12
I
250,000                250,000
100
100
Australian Mining & Finance (Pty) Limited
2
B
48                         48
100
100
Cerro Vanguardia S.A.
1
A
13,875,000           13,875,000
92.50
92.50
Chevaning Mining Company Limited
20
B
1,000                    1,000
100
100
Cluff Mineral Exploration Limited
20
B
500,000                500,000
100
100
Cluff Oil Limited
20
B
19,646,377           19,646,377           100         100
Cluff Resources Limited
20
B
93,638,562           93,638,562           100         100
Cripple Creek & Victor Gold Mining Company
21
A
–                           –
67
67
Erongo Holdings Limited
5
B
13,334"A"            13,334"A"          100
100
Geita Gold Mining Limited
19
A
2                            2
100
100
Golden Shamrock Mines Limited
14
B
2,000,000              2,000,000
100
100
GSM Gold S.A.
2
B
325,000                 325,000
100
100
Mineração Serra Grande S.A.
4
A
499,999,997          499,999,997            50           50
Morila Limited                                                                    13
B
1                            1
50
50
Pioneer Goldfields Limited
5
B
75,000,000            75,000,000          100         100
Sadiola Exploration Limited
5
B
5,000 'A'
5,000 'A'
50
50
Societé Ashanti Goldfields de Guinée S.A.
11
A
3,486,134              3,486,134            85           85
Teberebie Goldfields Limited
9
A
2,066,667              1,860,000
100           90
Joint ventures
Nufcor International Limited **
20
D
3,000,000              3,000,000           50            50
Société des Mines de Morila S.A.
15
A
400                        400
40
40
Société d'Exploitation des Mines d'Or de Sadiola
S.A.
15
A
38,000                   38,000
38
38
Société d'Exploitation des Mines d'Or de Yatela
S.A.                                                                                   15
A
400                        400
40
40
BGM Management Company Pty Ltd
2
A
3'B'                        3'B'
33.33
33.33
*
Indicates preference shares
**   The statutory year-ends of Rand Refinery Limited and Nufcor International Limited are 30 September and 30 June respectively. AngloGold Ashanti does not consider these companies significantly material subsidiaries requiring an alignment of year-end.
Countries of incorporation
1. Argentina
2. Australia
3. Belgium
4. Brazil
5. British Virgin Islands
6. Cayman Islands
7. China
8. Democratic Republic of Congo
9. Ghana
10. Guernsey
11. Republic of Guinea
12. Isle of Man
13. Jersey
14. Luxembourgh
15. Mali
16. Malta
Countries of incorporation (continued)
17. Namibia
18. Republic of South Africa
19. Tanzania
20. United Kingdom
21. United States of America
Nature of business
A Mining
B Investment holding
C Software development
D Market agent
E Health care
F Short-term insurance and re-assurance, captive insurance
G Precious metal refining
H Exploration
I Treasury

EXHIBIT 19.12.1
CERTIFICATION
I, Mark Cutifani, certify that:
1.   I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;
2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.    The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)  Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)  Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.    The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):
(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
Date: May 16, 2008
/s/ Mark Cutifani
Mark Cutifani
Chief Executive Officer

EXHIBIT 19.12.2
CERTIFICATION
I, Srinivasan Venkatakrishnan, certify that:
1.    I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;
2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.    The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)  Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)  Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.    The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):
(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
Date: May 16, 2008
/s/ Srinivasan Venkatakrishnan
Srinivasan Venkatakrishnan
Chief Financial Officer

EXHIBIT 19.13
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of AngloGold Ashanti Limited (the “Company”) on Form 20-F for the period ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:
1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: May 16, 2008 /s/ Mark Cutifani
Name: Mark Cutifani
Title: Chief Executive Officer
Date: May 16, 2008 /s/ Srinivasan Venkatakrishnan
Name: Srinivasan Venkatakrishnan
Title: Chief Financial Officer

EXHIBIT 19.15.1a
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements:
(1) Registration Statement (Form F-3 No. 333-132662) of AngloGold Ashanti Limited;
(2) Registration Statement (Form F-4 No. 333-149068) of AngloGold Ashanti Limited;
(3) Registration Statement (Form S-8 No. 333-10990) of AngloGold Ashanti Limited; and
(4) Registration Statement (Form S-8 No. 333-113789) of AngloGold Ashanti Limited;
of our report dated May 16, 2008, with respect to the consolidated financial statements of AngloGold Ashanti
Limited and the effectiveness of internal control over financial reporting of AngloGold Ashanti Limited included in this Annual Report (Form 20-F) for the year ended December 31, 2007.
/s/ Ernst & Young Inc.
Ernst & Young Inc.
Registered Auditor
Johannesburg
Republic of South Africa
May 16, 2008

EXHIBIT 19.15.1b
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-
132662), the Registration Statement on Form F-4 (File No. 333-149068) and the Registration Statements on
Form S-8 (File No. 333-10990 and 333-113789) of AngloGold Ashanti Limited of our report date June 15,
2007, with respect to the balance sheet of Société des Mines de Morila S.A. as of December 31, 2006, and
the related statement of income, cash flows, and changes in shareholders’ equity for the year then ended, as included in the December 31, 2007 Annual Report on Form 20-F of AngloGold Ashanti Limited.
/s/ Ernst & Young Inc
Ernst & Young Inc.
Registered Auditor
Johannesburg
Republic of South Africa
May 16, 2008

EXHIBIT 19.15.2a
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form F-4 (File No. 333-
149068), the Registration Statement on Form F-3 (File No. 333-132662) and the Registration Statements on
Form S-8 (File No. 333-10990 and 333-113789) of AngloGold Ashanti Limited of our report dated June 25,
2007, with respect to the balance sheets of Société d’Exploitation des Mines d’Or de Yatela S.A. as of
December 31 2006, and the related statements of income, changes in stockholders’ equity and cash flows for the year then ended, which report appears in the December 31, 2007 annual report on Form 20-F of
AngloGold Ashanti Limited.
/s/ KPMG Inc
KPMG Inc
Johannesburg
South Africa
April 18, 2008

EXHIBIT 19.15.2b
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form F-4 (File No. 333-
149068), the Registration Statement on Form F-3 (File No. 333-132662) and the Registration Statements on
Form S-8 (File No. 333-10990 and 333-113789) of AngloGold Ashanti Limited of our report dated June 25,
2007, with respect to the balance sheets of Société d’Exploitation des Mines d’Or de Sadiola S.A. as of
December 31 2006 and 2005, and the related statements of income, changes in stockholders’ equity and cash flows for each of the year in the two-year period ended December 31, 2006, which report appears in the
December 31, 2007 annual report on Form 20-F of AngloGold Ashanti Limited.
/s/ KPMG Inc
KPMG Inc
Bloemfontein
South Africa
April 18, 2008

EXHIBIT 19.15.3
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statement on Form F-4 (No. 333-
149068), the Registration Statement on Form F-3 (No. 333-132662) and the Registration Statements on Form
S-8 (No. 333-10990 and 333-113789) of AngloGold Ashanti Limited of our report dated March 9, 2006, with respect to the statements of income, cash flows, and changes in shareholders’ equity of Société des Mines de
Morila S.A. for the year ended December 31, 2005, which appears in this Form 20-F.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (S.A.)
Johannesburg
Republic of South Africa
May 16, 2008