Form 20-F/A
ANGLOGOLD ASHANTI LTD
filed 2009-05-06
CIK 1067428

As filed with the Securities and Exchange Commission on May 6, 2009
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
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
Yes    No

EXPLANATORY NOTE
This Amendment No. 1 to AngloGold Ashanti's annual report on Form 20-F for the year ended December 31, 2008, or
Amendment No. 1, amends AngloGold Ashanti's annual report on Form 20-F for the year ended December 31, 2008 initially filed with the Securities and Exchange Commission on May 5, 2009. The Form 20-F for the year ended December 31, 2008 is hereby amended to correct typographical errors in Exhibit 19.13, and this Amendment No. 1 amends that exhibit. The amended Exhibit 19.13 is being refiled as an exhibit to this Amendment No. 1.
Other than the foregoing exhibit, no part of the annual report on Form 20-F for the year ended December 31, 2008 is being amended. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that is has duly caused and authorised the undersigned to sign this amended annual report on its behalf.

AngloGold Ashanti Limited
Date: May 6, 2009
By: /s/ S  Venkatakrishnan
Name:     Srinivasan Venkatakrishnan
Title:        Chief Financial Officer

EXHIBIT 19.12.1
CERTIFICATION
I, Mark Cutifani, certify that:

1.    I have reviewed this annual report on Form 20-F/A of AngloGold Ashanti Limited;
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
(c)   Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)   Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
4.     The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):
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
Date: May 6, 2009
/s/ Mark Cutifani
Mark Cutifani
Chief Executive Officer

EXHIBIT 19.12.2
CERTIFICATION
I, Srinivasan Venkatakrishnan, certify that:

1.    I have reviewed this annual report on Form 20-F/A of AngloGold Ashanti Limited;
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
(c)   Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)   Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
4.    The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):
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
Date: May 6, 2009
/s/ Srinivasan Venkatakrishnan
Srinivasan Venkatakrishnan
Chief Financial Officer

EXHIBIT 19.13

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of AngloGold Ashanti Limited (the “Company”) on Form 20-F for the period ending December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1.
The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 5, 2009
/s/ Mark Cutifani
Name: Mark Cutifani
Title: Chief Executive Officer

Date: May 5, 2009
/s/ Srinivasan Venkatakrishnan
Name: Srinivasan Venkatakrishnan
Title: Chief Financial Officer