Form 20-F
ANGLOGOLD ASHANTI LTD
filed 2010-04-19
CIK 1067428

1
As filed with the Securities and Exchange Commission on April 19, 2010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2009
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
Ordinary Shares of 25 ZAR cents each
362,240,669
E Ordinary Shares of 25 ZAR cents each 3,794,998
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
Item 1:
Identity of directors, senior management and advisors 11
Item 2:
Offer statistics and expected timetable 11
Item 3:
Key information
3A. Selected financial data 11
3B. Capitalization and indebtedness 16
3C. Reasons for the offer and the use of proceeds 16
3D. Risk factors 16
Item 4:
Information on the company
4A. History and development of the company 33
4B. Business overview 38
4C. Organizational structure 129
4D. Property, plants and equipment 129
Item 4A:
Unresolved staff comments
129
Item 5:
Operating and financial review and prospects 130
5A. Operating results 131
5B. Liquidity and capital resources 157
5C. Development 168
5D. Trend information 168
5E. Off-balance sheet arrangements 168
5F. Tabular disclosure of contractual obligations
169
Item 6:
Directors, senior management and employees
6A. Directors and senior management 170
6B. Compensation 175
6C. Board practices 182
6D. Employees 189
6E. Share ownership 190
Item 7:
Major shareholders and related party transactions 194
7A. Major shareholders 196
7B. Related party transactions 197
7C. Interests of experts and counsel 197

Item 8:
Financial information
8A. Consolidated financial statements and other financial information
Legal proceedings 198
Dividend policy 201
8B. Significant changes 201
Item 9:
The offer and listing
9A. Offer and listing details 202
9B. Plan of distribution 202
9C. Markets 203
9D.       Selling shareholders
203
9E. Dilution 203
9F. Expenses of the issue 203
Item 10
Additional information
10A.     Share Capital
204
10B.     Memorandum and articles of association
205
10C.     Material contracts
220
10D.     Exchange controls
220
10E.     Taxation
221
10F.     Dividends and paying agents
225
10G.     Statement by experts
225
10H.     Documents on display
225
10I. Subsidiary information 225
Item 11
Quantitative and qualitative disclosures about market risk. 226
Item 12
Description of securities other than equity securities
12A.     Debt securities
236
12B.     Warrants and rights
236
12C.     Other securities
236
12D.     American Depositary Shares
12D.3 Depositary fees and charges 236
12D.4
Depositary payments for 2009
236
Part II:
Item 13

Defaults, dividend arrearages and delinquencies
237
Item 14
Material modifications to the rights of security holders and use of proceeds 238
Item 15
Controls and procedures 239
Item 16A
Audit committee financial expert 241
Item 16B:
Code of ethics 241
Item 16C
Principal accountant fees and services 242
Item 16D:
Exemptions from the listing standards for audit committees 243
Item 16E:
Purchases of equity securities by the issuer and affiliated purchasers 243
Item 16F:
Change in registrant’s certifying accountant 243
Item 16G:
Corporate Governance 244
Part III:
Item 17:

Financial statements
245
Item 18.
Financial statements F-pages
Item 19.
Exhibits E-pages

PRESENTATION OF INFORMATION
AngloGold Ashanti Limited
In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold or AngloGold
Ashanti, the company and the group, are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.

          US GAAP financial statements

The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended
December 31, 2009, 2008 and 2007 and as at December 31, 2009 and 2008 have been prepared in accordance with
U.S. generally accepted accounting principles (US GAAP).

IFRS financial statements
As a company incorporated in the Republic of South Africa, AngloGold Ashanti also prepares annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with
International Financial Reporting Standards (IFRS). These financial statements (referred to as IFRS statements) are distributed to shareholders and are submitted to the JSE Limited (JSE), as well as the London, New York, Australian and Ghana stock exchanges and Paris and Brussels bourses and are furnished to the US Securities and Exchange
Commission (SEC) on Form 6-K.
Currency
AngloGold Ashanti presents its consolidated financial statements in United States dollars.

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to € are to the lawful currency of the European Union, references to C$ or CAD are to the lawful currency of Canada, references to ARS and peso are to the lawful currency of Argentina, references to AUD and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, NAD and N$ are the lawful currency of Nambia, reference to Tsh is to the lawful currency of the United Republic of Tanzania and references to GHC, cedi or ¢ are to the lawful currency of Ghana.

See “Item 3A.: Selected financial data – Exchange rate information” for historical information regarding the
US dollar/South African rand exchange rate. On April 14, 2010 the interbank US dollar/South African rand exchange rate as reported by OANDA Corporation was R7.3019/$1.00.

         Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” which have been determined using industry guidelines and practices promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of selected terms – Financial terms – Total cash costs” and –“Total production costs” and “Item 5A.: Operating results –
Total cash costs and total production costs”.

          Shares and shareholders

In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

CERTAIN FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, other than statements of historical fact, contain forward-looking statements regarding AngloGold Ashanti's operations, economic performance or financial condition, including, without limitation, those concerning: AngloGold Ashanti Limited’s (AngloGold Ashanti) strategy to reduce its gold hedging position including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding spot and received gold prices, production, cash costs and other operating results, growth prospects, the resumption of production at AngloGold Ashanti’s mines in Ghana, and outlook of AngloGold Ashanti’s operations individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions,
AngloGold Ashanti's liquidity and capital resources and capital expenditure, and the outcome and consequences of any pending litigation proceedings or environmental issues.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals and actions, fluctuations in gold prices and exchange rates, business and operational risk management and other factors as determined in “Item 3D.: Risk factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

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
Gold Produced
Refined gold in a saleable form derived from the mining process.
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
Pay limit
The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost, including that of Ore Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).
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
Productivity
An expression of labor productivity based on the ratio of grams of gold produced per month to the total number of employees in mining operations.
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
Reclamation
In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-
pressure water cannons to form slurry which is pumped back to the metallurgical plants for processing.
Recovered grade
The recovered mineral content per unit of ore treated.
Reef
A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining
The final purification process of a metal or mineral.
Rehabilitation
The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws including, but not limited to the South African Department of Mineral Resource, the
US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Seismic event
A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.

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

Financial terms
Average number of employees
The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represents the group’s attributable share.
Capital expenditure
Total capital expenditure on tangible assets.
Discontinued operations
A component of an entity that, pursuant to a single plan, has been disposed of or abandoned or is classified as held for sale until conditions precedent to the sale have been fulfilled.
Effective tax rate
Current and deferred taxation as a percentage of profit before taxation.

Monetary asset
An asset which will be settled in a fixed or easily determinable amount of money.
Region
Defines the operational management divisions within AngloGold Ashanti and these are Southern Africa (South Africa and Namibia), Continental Africa (Ghana, Guinea, Mali, and Tanzania), Australasia (Australia), North America (United
States of America) and South America (Argentina and Brazil).
Related party
Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Significant influence
The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decisions of an entity so as to obtain economic benefit from its activities.
Total cash costs
Total cash costs include site costs for all mining, processing and onsite administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Depreciation, depletion, amortization, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total production costs
Total cash costs plus depreciation, depletion and amortization, employee severance costs, rehabilitation and other non-
cash costs. Corporate administration and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.
Weighted average number of ordinary shares
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group and increased by share options that are virtually certain to be exercised.
Currencies

$, US$ or dollar
United States dollars
ARS Argentinean peso
A$ or AUD Australian dollars
BRL Brazilian real
€ or Euro European Euro
C$ or CAD Canadian dollars
GHC, cedi or ¢ Ghanaian cedi
N$ or NAD Namibian dollars
Tsh Tanzanian Shillings
ZAR, R or rand South African rands

Abbreviations

ADS
American Depositary Share
ADR
American Depositary Receipt
ASX
Australian Securities Exchange
Au
Contained gold
bn
Billion
capex
Capital expenditure
CDI
Chess Depositary Interests
CLR
Carbon Leader Reef
FCFA
Francs Communauté Financiére Africaine
FIFR
Fatal injury frequency rate per million hours worked
G or g
Grams
g/t
Grams per tonne
g/TEC
Grams per total employee costed
GhDS
Ghanaian Depositary Share
GhSE
Ghana Stock Exchange
JORC
Australasian Code for Reporting Exploration results, Mineral Resources and Ore Reserves
JIBAR
Johannesburg Interbank Agreed Rate
JSE
JSE Limited (the stock exchange in Johannesburg, South Africa)
King Code
the South African King Code on Code of Corporate Governance 2002 (King II) or the South
African King Code on Corporate Governance 2009 (King III)
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
South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral
Reserves 2007 Edition
SEC
United States Securities and Exchange Commission
SRP
South African Securities Regulation Panel
SOX
Sarbanes-Oxley Act of 2002
T
Tons (short) or tonnes (metric)
Tpm or tpm
Tonnes/tons per month
Tpa or tpa
Tonnes/tons per annum
Tpd or tpd
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
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3: KEY INFORMATION

3A.
SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended December 31, 2007, 2008 and 2009 and as at
December 31, 2008 and 2009 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report. The selected financial information for the years ended
December 31, 2005 and 2006 and as at December 31, 2005, 2006 and 2007 has been derived from the US GAAP financial statements not included in this annual report.

Year ended December 31,
2005
2006
2007
(1)
2008
(2)
2009
$
$
$
$
$
(in millions, except share and per share amounts)
Consolidated statement of income
Sales and other income
2,485
2,715
3,095 3,730
3,954
Product sales
(3)
2,453
2,683
3,048 3,655
3,784
Interest, dividends and other
32
32
47 75
170
Costs and expenses
2,848
2,811
3,806 4,103
4,852
Operating costs
(4)
1,842
1,785
2,167 2,452
2,543
Royalties
39
59
70 78
84
Depreciation, depletion and amortization
593
699
655 615
615
Impairment of assets
141
6
1 670
8
Interest expense
80
77
75 72
123
Accretion expense
5
13
20 22
17
(Profit)/loss on sale of assets, realization of
loans, indirect taxes and other
(3)
(36)
10 (64)
10
Mining contractor termination costs
9
-
- -
-
Non-hedge derivative loss
142
208
808 258
1,452
Loss from continuing operations before income
tax, equity income in affiliates and cumulative
effect of accounting change
(363)
(96)
(711) (373)
(898)
Taxation benefit/(expense)
121
(122)
(118) (22)
33
Equity income/(loss) in affiliates
39
99
41 (149)
88
Net loss from continuing operations before
cumulative effect of accounting change
(203)
(119)
(788) (544)
(777)
Discontinued operations
(44)
6
2 23
-
Net loss
(247)
(113)
(786) (521)
(777)
Less: Net income attributable to noncontrolling
interests
(23)
(29)
(28) (42)
(48)
Cumulative effect of accounting change
(22)
-
- - -
-
Net loss - attributable to AngloGold Ashanti
(292)
(142)
(814) (563)
(825)
Loss from continuing operations
(248)
(148)
(816) (586)
(825)
Discontinued operations
(44)
6
2 23
-
(292)
(142)
(814) (563)
(825)
Basic loss per common share (in $)
(5)
From continuing operations
(0.85)
(0.54)
(2.93) (1.86)
(2.30)
Discontinued operations
(0.17)
0.02
0.01 0.07
-
Before cumulative effect of accounting change
(1.02)
(0.52)
(2.92) (1.79)
(2.30)
Cumulative effect of accounting change
(0.08)
-
- -
-
Net loss - attributable to AngloGold Ashanti
common stockholders
(1.10)
(0.52)
(2.92) (1.79)
(2.30)
Diluted loss per common share (in $)
(5)
From continuing operations
(0.85)
(0.54)
(2.93) (1.86)
(2.30)
Discontinued operations
(0.17)
0.02
0.01 0.07
-
Before cumulative effect of accounting change
(1.02)
(0.52)
(2.92) (1.79)
(2.30)
Cumulative effect of accounting change
(0.08)
-
- -
-
Net loss - attributable to AngloGold Ashanti
common stockholders
(1.10)
(0.52)
(2.92) (1.79)
(2.30)
Dividend per common share (cents)
56
39
44 13
13

2005
2006
2007
(1)
2008
(2)
2009
Consolidated balance sheet data (as at period
end)
Cash and cash equivalents and restricted cash
204
482
514
619
1,165
Other current assets
1,197
1,394
1,599
2,328
1,646
Property, plant and equipment, , and acquired
properties, net
6,439
6,266
6,807
5,579
6,285
Goodwill and other intangibles, net
550
566
591
152
180
Materials on the leach pad (long-term)
116
149
190
261
324
Other long-term assets, derivatives, deferred
taxation assets and other long-term inventory
607
656
680
512
1,062
Total assets
9,113
9,513
10,381
9,451
10,662
Current liabilities
1,874
2,467
3,795
3,458
4,475
Provision for environmental rehabilitation
325
310
394
302
385
Deferred taxation liabilities
1,152
1,275
1,345
1,008
1,171
Other long-term liabilities, and derivatives
2,539
2,092
2,232
1,277
1,186
Equity
(6)
3,223
3,369
2,615
3,406
3,445
Total liabilities and equity
9,113
9,513
10,381
9,451
10,662
Capital stock (exclusive of long-term debt and
redeemable preferred stock)
10
10
10
12
12
Number of common shares as adjusted to reflect
changes in capital stock
264,938,432
276,236,153
277,457,471
353,483,410
362,240,669
Net assets
3,223
3,369
2,615
3,406
3,445
(1)
Includes the acquisition of 15 percent minority interest acquired in the Iduapriem and Teberebie mine with effect from September 1, 2007. See “Item 4A.: History and development of the company”.
(2)
2008 results include the acquisition of the remaining 33 percent shareholding in the Cripple Creek and Victor Gold Mining Company with effect from July 1, 2008. In prior years, the investment was consolidated as a subsidiary. The 2008 treatment is therefore consistent with that of prior years. See “Item 4A: History and development of the company”.
(3)
Product sales represent revenue from the sale of gold.
(4)
Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.
(5)
The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements “Loss per common share”. Amounts reflected exclude E Ordinary shares.
(6)
Includes noncontrolling interests.

Annual dividends
The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. In respect of 2009, AngloGold Ashanti’s board of directors declared an interim dividend of 60 South
African cents per ordinary share on July 29, 2009, with a record date of August 21, 2009, and a payment date of
August 28, 2009, and a final dividend of 70 South African cents per ordinary share on February 16, 2010, with a record date of March 12, 2010 and a payment date of March 19, 2010.
Interim
Final
Total
Interim
Final
Total
Year ended December 31
(South African cents per ordinary share)
(US cents per ordinary share
(1)
)
2005 170 62 232 26.09 9.86 35.95
2006 210 240 450 29.4 32.38 61.78
2007 90 53 143 12.44 6.6 19.04
2008 50 50 100 6.4490 4.9990 11.4480
2009 60 70 130 7.6553 9.4957 17.1510
(1)
Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.
Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year-
end financial statements. Dividends are recognized when declared by the board of directors of AngloGold Ashanti.
AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will be dependent upon the board’s ongoing assessment of AngloGold Ashanti’s cash flow, earnings, planned capital expenditures, financial condition and other factors. AngloGold Ashanti will continue to manage capital expenditure in line with profitability and cash flow, and its approach to the dividend on the basis of prudent financial management.
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
On February 21, 2007, the South African government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by the South African operations of the group thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends and other distributions received by AngloGold Ashanti shareholders.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South
African rand exchange rates expressed in rands per $1.00. On April 14, 2010, the interbank rate between South African rands and US dollars as reported by OANDA Corporation was R7.3019/$1.00.

Year ended December 31
High
Low
Year end
Average
(1)
2005
(2)
6.92
5.64
6.33
6.35
2006
(2)
7.94
5.99
7.04
6.81
2007
(2)
7.49
6.45
6.81
7.03
2008
(2)
11.27
6.74
9.30
8.26
2009
(3)
10.70
7.21
7.41
8.44
2010
(4)
7.37
7.17
-
7.28
(1)
The average rate of exchange on the last business day of each month during the year
(2)
Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York
(3)
Based on the interbank rate as reported by OANDA Corporation
(4)
Through to April 14, 2010 based on the interbank rate as reported by OANDA Corporation
Exchange rate information for the months of
(1)
High
Low
October 2009
7.8636
7.2120
November 2009
8.2035
7.3076
December 2009
7.7692
7.2649
January 2010
7.6662
7.2289
February 2010
7.8939
7.4183
March 2010
7.7131
7.2129
April 2010
(2)
7.3795
7.1731
(1)
Based on the interbank rate as reported by OANDA Corporation
(2)
Through April 14, 2010 based on the interbank rate as reported by OANDA Corporation

3B.     CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C.      REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.      RISK FACTORS
The following sections describe many of the risk factors that could affect AngloGold Ashanti. However, there may be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business and financial results.
The risk factors highlight the group’s exposure to risk without explaining how these exposures are managed and mitigated or how some of the risks are also potential opportunities.

Risks related to AngloGold Ashanti’s results of operations and its financial condition as a result of factors that impact the gold mining industry generally.
Commodity market price fluctuations could adversely affect the profitability of AngloGold Ashanti's operations.
AngloGold Ashanti’s revenues are primarily derived from the sale of gold and, to a lesser extent, uranium, silver and sulfuric acid. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold Ashanti's control. For example, the market price of gold may fluctuate for a variety of reasons, including:

•
speculative positions taken by investors or traders in gold;
•
changes in the demand for gold as an investment;
•
changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;
•
changes in the supply of gold from production, disinvestment, scrap and hedging;
•
financial market expectations regarding the rate of inflation;
•
strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;
•
changes in interest rates;
•
actual or expected sales or purchases of gold by central banks and the International Monetary Fund;
•
gold hedging and de-hedging by gold producers;
•
global or regional political or economic events; and
•
the cost of gold production in major gold producing countries.
The market price of gold has recently experienced significant volatility. During 2009, the gold price traded from a record high of $1,226.10 per ounce to a low of $801.65 per ounce. On April 14, 2010, the afternoon fixing price of gold on the
London Bullion Market was $1,153.75 per ounce.
The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

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
Gold is principally a dollar-priced commodity, and most of AngloGold Ashanti's revenues are realized in, or linked to, dollars while production costs are largely incurred in the local currency where the relevant operation is located. As a result of its global operations and local foreign exchange regulations, some of AngloGold Ashanti's funds are held in local currencies, such as the South African rand and the Australian dollar. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies, yields significantly higher revenues and lower production costs in dollar terms. Exchange rate movements may have a material effect on AngloGold Ashanti's operating results. For example, a 1 percent strengthening of the South African rand, Brazilian real, the Argentinean peso and the Australian dollar against the US dollar will, other factors remaining equal, result in an increase in total cash costs under
International Financial Reporting Standards (IFRS) incurred of nearly $4 per ounce, or 1 percent.
The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.
Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. AngloGold Ashanti has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.
The price of oil has recently been volatile, reaching a high of $79.43 per barrel and a low of $38.87 per barrel in 2009 as compared to an all-time high oil price of $145.11 per barrel on July 11 ,2008. AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.41 per ounce with the cash costs of certain of its mines, particularly Geita, Cripple
Creek & Victor, Siguiri and Sadiola, which, being more dependent on fuel, are more sensitive to changes in the price of oil. Furthermore, the price of steel which is used in the manufacture of most forms of fixed and mobile mining equipment is also a relatively large contributor to the operating costs and capital expenditure of a mining company and has also been volatile recently. For example, the price of flat HRC (North American Domestic FOB) steel reached a high of $656 per ton and a low of $410 per ton in 2009 as compared to an all time high price of $1,240 per ton during May 2008.
Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.
Energy cost increases, and power fluctuations and stoppages, could adversely affect AngloGold Ashanti's results of operations and its financial condition.
AngloGold Ashanti's mining operations are dependent upon electrical power generated by local utilities or by power plants situated at some of its operations.

In South Africa, AngloGold Ashanti’s operations are substantially dependent on electricity supplied by Eskom, the state-
owned utility. Eskom and the National Energy Regulator of South Africa, or the NERSA, continue to recognize the need for new supply capacity and a series of tariff increases and proposals have been tabled. In the third quarter of 2009,
Eskom applied to NERSA for a tariff review to obtain an additional 45 percent increase annually for the next three years, which was later reduced to 35 percent annually for three years. On February 24, 2010, NERSA approved an increase of about 25 percent per year for three years and as energy prices represent a large portion of AngloGold Ashanti’s operating costs in South Africa, the resulting increases will have an adverse impact on the cash costs of its South
African operations.
In addition, generating capacity was severely impaired in 2008 when Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, AngloGold Ashanti, along with other mining companies with South African operations, was forced temporarily to suspend mining operations at its South African mines. AngloGold Ashanti’s South African mines continue to work within a constraint of 90 percent of average capacity.
AngloGold Ashanti cannot give assurance that power supply to its South African operations will not experience future interruptions as the South African economic situation further improves, thereby potentially increasing the demand on the national grid system in South Africa.
In Ghana, AngloGold Ashanti’s operations depend on hydroelectric power supplied by the Volta River Authority, or the
VRA, an entity controlled by the government of Ghana which is supplemented by thermal power from the Takoradi plant as well as the smaller unit recently commissioned at Tema. The VRA’s principal electricity generating facility is the
Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the
Akosombo Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage AngloGold Ashanti's equipment. The VRA has in the past also obtained power from neighboring
Côte d’Ivoire, which has intermittently experienced some political instability and civil unrest.
From January 2009, and after negotiation, Ghana increased electricity charges at Obuasi from 9.2 to 9.3 US cents per kilowatt hour and at Iduapriem from 9.2 to 10.2 US cents per kilowatt hour. Even though these rates are expected to remain at these levels in the short term, they could be impacted by any significant spike in the crude oil price given the country’s dependence on light crude oil for firing the thermal power plants.
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
AngloGold Ashanti's operations and performance depend significantly on worldwide economic conditions. During 2009, following the global financial crisis that had severe negative impacts upon banking systems, financial institutions and financial and credit markets in the latter half of 2008, general economic indicators continued to deteriorate, including declining consumer sentiment and business confidence, increased unemployment, reduced levels of capital expenditure, ongoing disruption in financial and credit markets and uncertainty regarding corporate earnings. In recent months, certain indices and economic data have shown some signs of improvement and stabilization. However, there can be no assurance that these improvements will be broad-based or sustainable and how they will affect the markets relevant for AngloGold Ashanti remains uncertain.

A continuation of the global economic downturn may have follow-on effects on AngloGold Ashanti's business. For example:

•
the insolvency of key suppliers could result in a supply chain break-down;
•
the failure or potential failure of hedging and derivative counterparts and other financial institutions may negatively impact AngloGold Ashanti's results of operations and its financial condition;
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
•
AngloGold Ashanti's defined benefit pension fund may not achieve expected returns on its investments, which could require AngloGold Ashanti to make substantial cash payments to fund any resulting deficits; and
•
the reduced availability of credit may make it more difficult for AngloGold Ashanti to obtain, or may increase the cost of obtaining, finance for AngloGold Ashanti's operations.
In addition, uncertainty regarding global economic conditions may also increase the volatility or negatively impact the value of the market value of AngloGold Ashanti's securities.
Inflation may have a material adverse effect on AngloGold Ashanti's operational results.
Most of AngloGold Ashanti's operations are located in countries that have experienced high rates of inflation during certain periods.
Since AngloGold Ashanti is unable to influence the market price at which it sells gold it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon AngloGold Ashanti's results of operations and its financial condition.
While none of AngloGold Ashanti's operations are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalized at higher cost mines.
AngloGold Ashanti faces many risks related to the development of its mining projects that may adversely affect its results of operations and profitability.
The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved following the completion of the relevant feasibility studies. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project.
AngloGold Ashanti's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

•
future gold, other metal and uranium prices;
•
future foreign currency exchange rates;
•
anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
•
anticipated recovery rates of gold, uranium, silver and other metals extracted from the ore;
•
anticipated capital expenditure and cash operating costs; and
•
the required return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are driven to a significant extent by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel, consumed in mining activities and credits from by products, such as silver and uranium.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

•
timing and cost of the construction of mining and processing facilities, which can be considerable;
•
availability and cost of skilled labor, power, water and transportation facilities;
•
availability and cost of appropriate smelting and refining arrangements;
•
need to obtain necessary environmental and other governmental permits and the time to obtain such permits;
and
•
availability of funds to finance construction and development activities.
The cost, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects.

Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. AngloGold Ashanti’s operating results and financial conditions are directly related to the success of its project developments. A failure in AngloGold Ashanti’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect its results of operations and its financial condition and prospects.

AngloGold Ashanti faces uncertainty and risks in its exploration, feasibility studies and other project evaluation activities.

Exploration activities are speculative in nature and feasibility studies and other project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. AngloGold Ashanti undertakes feasibility studies to estimate the technical and economic viability of mining projects, including the determination of appropriate mining methods and metallurgical recovery processes to mine and extract gold from the ore. These activities are undertaken in order to estimate the Ore Reserve.

Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

•          future metal and other commodity prices;
•          future foreign currency exchange rates; and
•          the required return on investment as based upon the costs and availability of capital.

Feasibility studies also include activities to estimate:

•          anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
•          anticipated recovery rates of gold, uranium and other metals from the ore; and
•          anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.
Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs.

AngloGold Ashanti undertakes annual revisions to its Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic assumptions. These factors may result in reductions in its Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of AngloGold Ashanti's mining asset base. Ore Reserve restatements could negatively affect AngloGold Ashanti’s results, financial condition and prospects, as well as its reputation.

The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. AngloGold Ashanti therefore faces intense competition for the acquisition of attractive mining properties. From time to time, AngloGold Ashanti evaluates the acquisition of Ore Reserve, development properties and operating mines, either as stand-alone assets or as part of companies. AngloGold Ashanti’s decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserve, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, all of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore Reserve.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of the current production with new Ore Reserve or operations. AngloGold
Ashanti’s operating results and financial condition are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing Ore Reserve. If AngloGold Ashanti is not able to maintain or increase its reserves, its results of operations and its financial condition and prospects could be adversely affected.

AngloGold Ashanti faces many risks related to its operations that may adversely affect its cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:
•
environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
•
industrial accidents;
•
underground fires;
•
labor disputes;
•
activities of illegal or artisanal miners;
•
mechanical breakdowns;
•
electrical power interruptions;
•
encountering unexpected geological formations;
•
unanticipated ground conditions;
•
ingresses of water;
•
process water shortages;
•
unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
•
fall-of-ground accidents in underground operations;
•
failure of mining pit slopes, heap-leach facilities, water dams, waste stockpiles and tailings dam walls;
•
legal and regulatory restrictions and changes to such restrictions;
•
safety-related stoppages;
•
seismic activity; and
•
other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses.
Despite the implementation of technology and modifications to mine layouts and support technology with a view to minimizing the incidence and impact of seismic activity, seismic events have in the past, and may in the future, cause the death of, or injury to, employees and contractors.

Seismic activity may also cause the loss of mining equipment, damage to, or destruction of, mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities in South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on
AngloGold Ashanti's results of operations and its financial condition.

AngloGold Ashanti is subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are designed to improve and to protect the safety and health of employees.

From time to time, new health and safety laws and regulations, or amendments to existing health and safety laws and regulations, are introduced in the jurisdictions in which AngloGold Ashanti operates. Should compliance with new standards require a material increase in expenditure or material interruptions to its operations or production, including as a result of any temporary failure to comply with applicable regulations, AngloGold Ashanti's results of operations and its financial condition could be adversely affected. For example, in South Africa the government has introduced compulsory shutdowns of operations to enable investigations into the cause of accidents that have occurred at those operations and certain of AngloGold Ashanti’s operations have been temporarily suspended for this reason in the past.

In addition, AngloGold Ashanti’s reputation as a responsible company and employer could be damaged by any significant governmental investigation or enforcement of health and safety standards. Any of these factors could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate, and are subject to extensive environmental laws and regulations.

As a result of public concern about the perceived ill effects of economic globalization, business generally and large multinational corporations, such as AngloGold Ashanti, in particular, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations.

The location of existing and proposed mining operations often coincides with the location of existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid impacts, modifying mining plans and operations, or relocating the relevant people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon the results of operations.

AngloGold Ashanti is subject to the above factors at certain of its existing and proposed mining sites and at all of its exploration sites.

Mining companies are also subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on producers' ability to conduct their operations. The cost of AngloGold Ashanti's compliance with environmental laws and regulations has been, and is expected to continue to be, significant. For example, during the first quarter of 2010, following discussions with the Environmental Protection
Agency of Ghana in relation to potentially adverse environmental impacts arising from the current tailings storage facility at Iduapriem and pending a revised water management strategy at Obuasi, AngloGold Ashanti’s Iduapriem mine and gold processing at the Obuasi mine in Ghana have been suspended. In 2009, Iduapriem and Obuasi mines produced
190,000 ounces and 381,000 ounces of gold respectively and together accounted for some 12% of AngloGold Ashanti’s global production.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold
Ashanti's environmental compliance obligations alter as a result of changes in laws and regulations, or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions arise at its operations, including any temporary failure to comply with regulations, standards or operating procedures requiring its operations to be suspended, its expenses and provisions would increase and its rate of production and revenue could be adversely impacted. If material, these expenses and provisions could adversely affect AngloGold Ashanti's results of operations and its financial condition.
Mining companies are required by law to close their operations and rehabilitate the lands that they mine at the end of the life of the mine. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially.
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
Estimates may however be insufficient and further costs may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect AngloGold Ashanti's asset values, earnings and cash flows.
Compliance with emerging climate change regulation could result in significant costs to AngloGold Ashanti, and climate change may present physical risks to the company’s operations.
Greenhouse gases, or GHGs, are emitted directly by AngloGold Ashanti’s operations and indirectly as a result of the consumption of electricity purchased from external utilities. Emissions from electricity consumption are indirectly attributable to the company’s operations. Currently, a number of international and national measures to address or limit
GHG emissions, including the Kyoto Protocol and the Copenhagen Accord, are in various phases of discussion or implementation in the countries in which the company operates. These measures could result in requirements for
AngloGold Ashanti to reduce its direct and indirect GHG emissions. For example:

•
In 2010 the Australian parliament will continue to debate the introduction of the Carbon Pollution Reduction
Scheme, which would cap national emissions and require certain companies whose emissions exceed the agreed threshold to obtain allowances to emit GHGs. AngloGold Ashanti may be required under this scheme to purchase allowances for emissions starting in 2011. The company is already required to report its GHG emissions to the Australian government under the National Greenhouse and Energy Reporting Act;
•
The South African government has announced a climate change policy process culminating in the publication of a white paper in late 2010, with GHG legislation likely to be enacted in 2011. It is possible this legislation will cap national emissions and introduce a trading scheme for GHG emission allowances and/or extend the current carbon tax;
•
A number of climate change bills have been introduced in the United States Congress but the likely impact on the company remains unclear, as no legislation has yet been finalized. In December 2009, the US Environmental
Protection Agency finalized a GHG endangerment finding under the US Clean Air Act, from which initiatives to curb or regulate GHGs emitted from a number of industries may arise; and
•
In Brazil, the National Plan for Climate Change was enacted in December 2008 aiming to reduce deforestation, the main cause of Brazil’s GHG emissions. While Brazil is not yet formally regulating GHG emissions at the national level, some state environmental agencies request companies to voluntarily submit GHG emissions management plans.
Some of these measures already result in increased compliance costs for AngloGold Ashanti’s power suppliers, and are passed through to the company in the form of price increases. For instance, in South Africa since 2009, AngloGold
Ashanti pays a levy of ZAR0.02 per kilowatt hour for electricity generated from fossil fuels. These levies may increase over time and additional levies may be introduced in the future in South Africa or other countries, which could result in a significant increase in the company’s costs.
In addition, AngloGold Ashanti’s operations could be exposed to a number of physical risks from climate change, such as increased rainfall, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt the company’s mining and transport operations, mineral processing and rehabilitation efforts, and could increase health and safety risks onsite. In addition, such events or conditions could have adverse effects such as increased disease prevalence in AngloGold Ashanti’s workforce and in communities in close proximity to the company’s operations.

Mining operations and projects are vulnerable to supply chain disruption and AngloGold Ashanti’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.
AngloGold Ashanti's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past,
AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and AngloGold Ashanti has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.
AngloGold Ashanti and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to AngloGold
Ashanti, or AngloGold Ashanti could at times face limited supply or increased lead time in the delivery of such items.
AngloGold Ashanti’s procurement policy is to only source its mining and processing equipment and consumables from suppliers that meet its corporate values and ethical standards. In certain locations where a limited number of suppliers meet these standards, this places further strain upon its supply chain, thereby increasing AngloGold Ashanti’s cost of supply and time of delivery.
If AngloGold Ashanti experiences shortages, or increased lead times in delivery of strategic spares, critical consumables, mining equipment or processing plant, its results of operations and its financial condition could be adversely affected.
Diversity in interpretation and application of accounting literature in the mining industry may impact AngloGold
Ashanti's reported financial results.
The mining industry has limited industry-specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, AngloGold Ashanti capitalizes the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. As and when diversity in interpretation and application is addressed, it may impact AngloGold Ashanti's reported results should the adopted interpretation differ from the position followed by AngloGold Ashanti.
Risks related to AngloGold Ashanti’s results of operations and its financial condition as a result of factors specific to AngloGold Ashanti and its operations.
AngloGold Ashanti also faces many specific risks related to its operations that may affect its cash flows and overall profitability.
AngloGold Ashanti uses gold hedging instruments and have entered into long-term sales contracts, which may prevent the company from realizing potential gains from subsequent commodity price increases.
AngloGold Ashanti has used gold hedging instruments to hedge the selling price of some of its anticipated production.
The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001, AngloGold Ashanti has been reducing its hedge commitments through hedge buy-backs (limited to non-hedge derivatives until 2008), deliveries into contracts and restructuring in order to provide greater participation in a rising gold price environment. As a result of these measures, AngloGold Ashanti has, and expects to continue to have, substantially less protection against declines in the market price of gold as compared with previous years.

AngloGold Ashanti continues to use gold hedging instruments to hedge the selling price of a portion of its anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

During 2009, AngloGold Ashanti continued to execute its strategy to reduce its outstanding gold derivatives position which resulted in the decision to accelerate the settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during 2009, reduced the total committed ounces from 5.99 million ounces as at December 31, 2008 to 3.90 million ounces as at December 31, 2009.
Although the hedge restructurings and reductions referred to above have significantly reduced AngloGold Ashanti’s hedge book, a rising gold price may result in a gap between the spot price and the received price of gold for ounces still hedged, which would prevent AngloGold Ashanti from fully realizing the positive impact on income from the higher gold price, and this may continue as the company closes out its existing hedge positions.
AngloGold Ashanti's mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including if AngloGold Ashanti breaches its obligations in respect of its mining rights.
AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in countries where mining rights could be suspended or cancelled should AngloGold Ashanti breach its obligations in respect of the acquisition of these rights.
In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights and ownership of mining assets and the rights to prospect and mine and in extreme cases, nationalization. Any existing and new mining and exploration operations and projects AngloGold Ashanti carries are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. If AngloGold
Ashanti is not able to obtain or maintain necessary permits, authorizations or agreements to prospect or mine or to implement planned projects, or continue its operations under conditions, or within time frames, that make such plans and operations economically viable, or if the laws impacting AngloGold Ashanti’s ownership of its mineral rights, or its right to prospect or mine were to change materially, its results of operations and its financial condition could be adversely affected.
In South Africa, mining rights are linked to meeting various obligations that include the Broad-Based Socio-Economic
Empowerment Charter for the South African Mining Industry, or the Mining Charter. Compliance with the Mining
Charter, measured using a designated scorecard, requires that every mining company achieve 15 percent ownership by historically disadvantaged South Africans, or HDSAs, of its South African mining assets by May 2009, and 26 percent ownership by May 2014, and achieves participation by HDSAs in various other aspects of management.
AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Mining
Charter, the scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. AngloGold Ashanti will incur expenses in giving further effect to the Mining Charter and the scorecard. The Mining Charter provides that it should be reviewed five years after becoming law. The review process being conducted in consultation between the government and mining companies took place during 2009. The outcome is expected shortly and might impose new conditions on mining companies operating in South Africa.
The Mineral and Petroleum Resources Development Act, or the MPRDA, required the Minister of Mineral Resources to develop a Code of Good Practice for the Minerals Industry, or the Code, and the Housing and Living Conditions
Standard, or the Standard, by April 30, 2009, both of which were published in the Government Gazette of April 29,
2009. The Code was developed to create principles which would facilitate the effective implementation of minerals and mining legislation and enhance the implementation of the Mining Charter applicable to the mining industry. The
Standard aims to include the provision of housing as an integral part of infrastructure during the development of a mine.
Both the Code and the Standard provide that non-compliance equates to non-compliance with the MPRDA.
It is unclear whether non-compliance with the Code or the Standard would lead to the cancellation or suspension of a mining right or whether they would be considered legislation under the MPRDA. Subsequent to the publication of the
Code and the Standard, representatives of the Department of Mineral Resources, organized labor and the South
African mining industry have engaged in discussions in an effort to address the concerns of the mining industry and to possibly amend the Code and the Standard. Furthermore, discussions related to the Code and Standard have also become related to the review of the Mining Charter. It is anticipated that the contents of the Code and Standard will ultimately be amended in line with amendments that will be made to the Mining Charter, details of which are currently uncertain.

AngloGold Ashanti’s mining rights in South Africa can be suspended or cancelled by the Minister of Mineral Resources if, upon notice of a breach from the Minister, the entity breaches its obligations in complying with the MPRDA. The
MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with its
South African operations in light of applicable requirements.
AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy, and its strategy may not result in the anticipated benefits.
The successful implementation of AngloGold Ashanti's business strategy depends upon a number of factors, including factors that are outside its control. For example, the successful management of costs will depend upon prevailing market prices for input costs and the ability to grow the business will depend on the successful implementation of
AngloGold Ashanti's existing and proposed project development initiatives and continued exploration success as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors. AngloGold Ashanti cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of its business strategy, or that its strategy will result in the anticipated benefits.
AngloGold Ashanti's level of indebtedness could adversely affect its business.
As at December 31, 2009, AngloGold Ashanti had gross borrowings of approximately $1.959 billion. This level of indebtedness could have adverse effects on its flexibility to do business. For example, AngloGold Ashanti may be required to utilize a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of its borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants. AngloGold Ashanti's ability to continue to meet these covenants will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control.
Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants and may be required to refinance all or part of its existing debt, use existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.
During 2010, approximately $1.3 billion of AngloGold Ashanti’s debt is scheduled to mature, consisting mainly of
$1.0 billion under its $1.15 billion syndicated loan facility that matures on December 13, 2010 and $250 million under its revolving credit facility that matures on August 24, 2010 (but which is extendable, at the option of AngloGold Ashanti, to
August 24, 2011). AngloGold Ashanti intends to refinance these facilities before they mature, which may include accessing the debt capital markets. AngloGold Ashanti cannot give assurance that it will be able to do so on commercially reasonable terms, if at all.
AngloGold Ashanti expects to have significant financing requirements.
The development of potential future projects including the Mponeng Carbon Leader Reef and Ventersdorp Contact Reef
Projects in South Africa, Córrego do Sítio and Lamego in Brazil, the mine life extension project at Cripple Creek & Victor in the United States (amongst other existing projects), and, if approved, the development of Tropicana in Australia, La
Colosa in Columbia, the Kibali gold project and the AGK project in the Democratic Republic of the Congo (DRC) and the
Mponeng CLR project and project Zaaiplaats in South Africa, as well as various greenfields and brownfields exploration projects will require significant funding. AngloGold Ashanti’s operating cash flow and credit facilities may be insufficient to meet all of these expenditures, depending on the timing and costs of development of these and other projects and feasibility studies. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti’s ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future gold prices, AngloGold
Ashanti’s operational performance and operating cash flow and debt position, among other factors. AngloGold Ashanti intends to raise long-term debt financing in the capital markets but cannot provide assurance that it will be able to do so on acceptable terms, if at all. AngloGold Ashanti’s ability to raise long-term debt financing and the cost of such financing will depend on, among other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects or other factors. As a result, in the event of lower gold prices, unanticipated operating or financial challenges, or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities, invest in existing and new projects, fund its ongoing business activities, retire or service all outstanding debt and pay dividends could be significantly constrained, all of which could adversely affect AngloGold Ashanti’s results of operations and its finance condition.

AngloGold Ashanti does not operate two of its significant joint venture projects. If the operators of these projects do not perform effectively and efficiently, AngloGold Ashanti's investment in these projects could be adversely affected and/or its reputation could be harmed.
AngloGold Ashanti's joint ventures at Morila in Mali and at Kibali in the DRC are operated by its joint venture partners.
While AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, AngloGold Ashanti cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies in its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners,
AngloGold Ashanti's investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective and inefficient operatorship, particularly relating to any resulting accidents or environmental incidents, could harm AngloGold Ashanti’s reputation.
AngloGold Ashanti's mineral reserves, deposits and mining operations are located in countries that face political, economic and/or security risks.
Some of AngloGold Ashanti's mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.
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
If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, resulting in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.
Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC and Colombia, have in the past experienced, and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which AngloGold
Ashanti is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on AngloGold Ashanti's operations in such regions. In the event that continued operations in these countries compromise AngloGold Ashanti's security or business principles, it may withdraw from these countries on a temporary or permanent basis.
In December 2008, the National Council for Democracy and Development, or CNDD, seized power in Guinea after the death of the country’s long-standing president, Lasana Conte. Moussa Dadis Camara, president of the CNDD, announced on December 27, 2008 the creation of a committee to examine and revise all existing mining agreements in
Guinea. The committee’s review process has not yet commenced and AngloGold Ashanti is currently unable to predict the timing and outcome of the committee’s examination. Pursuant to the direction of President Moussa Dadis Camara or his ministers, production at AngloGold Ashanti’s Siguiri mine in Guinea and the export of gold from Guinea were temporarily interrupted during 2009. At the end of June 2009, following an embargo on the export of gold from Guinea and discussions with the government of Guinea centered on the nature and protocols of an environmental fund related to AngloGold Ashanti's existing $27 million provision for environmental rehabilitation of Siguiri as of June 30, 2009,
AngloGold Ashanti agreed and made an advance payment of $10 million to the government of Guinea in respect of
AngloGold Ashanti's environmental rehabilitation provision, subject to an undertaking from the government of Guinea that the funds be used solely for the environmental rehabilitation of Siguiri and that the payment be offset against the balance of its future environmental liabilities related to Siguiri. AngloGold Ashanti cannot give any assurance that future stoppages of this nature may not occur, or that further payments in advance of future liabilities will not be demanded by the government of Guinea. Such stoppages, if prolonged, could have a material adverse effect on the Siguiri mine. On
December 3, 2009, President Moussa Dadis Camara was shot in an apparent assassination attempt and on
January 15, 2010, president Moussa Dadis Camara signed a transition agreement allowing for the end of military rule, presidential elections and the transfer of Guinea back to civilian rule. A new transitional government was appointed on
February 15, 2010 and is charged with organizing presidential elections by July 2010. President Moussa Dadis Camara has ruled himself out of running in future presidential elections and the key figures in Guinea’s military hierarchy have all publicly vowed their support for the end to military rule. It is not certain what impact any future political instability in
Guinea may have on AngloGold Ashanti’s ability to manage and operate its mining operations in Guinea.

In Mali and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding VAT input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favorable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.
Labor disruptions and/or increased labor costs could have an adverse effect on AngloGold Ashanti's results of operations.
AngloGold Ashanti's employees in South Africa, some South American countries, Ghana and Guinea are highly unionized. Trade unions therefore have a significant impact on AngloGold Ashanti's labor relations climate, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of AngloGold Ashanti's operations, particularly where the labor force is unionized. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future.
Material labor disruptions could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.
As at December 31, 2009, approximately 67 percent of AngloGold Ashanti’s workforce excluding contractors, or approximately 59 percent of AngloGold Ashanti’s total workforce, was located in South Africa. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in July 2009, following negotiations among the National Union of Mineworkers, the United Associations of South Africa, or UASA, on behalf of some clerical and junior management staff and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. This two-year wage agreement was reached without resort to any industrial action. AngloGold Ashanti has agreed to an increase that has a 9.7 percent impact on payroll costs for its South African operations in the first year and 1 percent above inflation, with a guaranteed minimum of 7.5 percent, in the second year. These wage increases were effective
July 1, 2009. The next round of negotiations is expected to take place in 2011. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it expires in July 2011.
As at December 31, 2009, approximately 11 percent of AngloGold Ashanti’s workforce excluding contractors, or approximately 12 percent of AngloGold Ashanti’s total workforce, was located in Ghana. In Ghana, a three-year wage agreement for the years 2009 to 2011, effective from January 1, 2009, was reached towards the end of 2009.
AngloGold Ashanti has agreed to increases that have a 10 percent, 12 percent and 12 percent impact on payroll costs for its Ghanaian operations for 2009, 2010 and 2011, respectively. The next round of negotiations is expected to take place in 2011. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it expires at the end of December 2011.
Labor costs represent a substantial proportion of AngloGold Ashanti's total operating costs, and in many operations, including its South African, Ghanaian and Tanzanian operations, is its single largest operating cost component. Any increases in labor costs have to be off-set by greater productivity efforts by all operations and employees.
Certain factors may affect AngloGold Ashanti's ability to support the carrying amount of its property, plant and equipment, acquired properties, investments and goodwill on its balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognize an impairment charge, which could be significant.
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
AngloGold Ashanti uses mining contractors at certain of its operations to mine and deliver ore to processing plants.
Consequently, at these mines, AngloGold Ashanti does not own all of the mining equipment, and contracting costs represent a significant proportion of the total operating costs of these operations. AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at these mines have financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.
Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on AngloGold Ashanti's results of operations and financial condition.
AngloGold Ashanti competes with mining and other companies for key human resources.
AngloGold Ashanti competes with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe, combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.
The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labor, AngloGold Ashanti is also required to achieve employment equity targets of participation by
HDSAs in management and other positions.
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
The treatment of occupational health diseases and the potential liabilities related thereto may have an adverse effect upon the results of AngloGold Ashanti's operations and its financial condition.
The primary areas of focus in respect of occupational health within AngloGold Ashanti's operations in terms of employee welfare are noise induced hearing loss, or NIHL, occupational lung diseases, or OLD, which includes pulmonary and tuberculosis, or TB, in silica dust exposed individuals. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and it continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, the increase could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.
The South African government, by way of a cabinet resolution in 1999, has proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act, or ODMWA, that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act, or COIDA, that provides for compensation to non-miners who have OLD. It appears less likely that the proposed combination of the two acts will occur but some alignment of benefits may be considered. COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of AngloGold Ashanti's employees would be compensated as compared with those eligible for compensation under ODMWA.

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.

Mr. Thembekile Mankayi instituted a legal action against AngloGold Ashanti in October 2006 in the South Gauteng High
Court. Mr. Mankayi claimed approximately ZAR2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on mines now owned by AngloGold Ashanti. The case was heard and a judgment in the exception action was rendered on June 26, 2008 in favor of AngloGold Ashanti on the basis that mine employers are insured under ODMWA and COIDA against compensable diseases, which precludes common law delictual claims by employees against employers. The appeal of Mr Mankayi to the Supreme Court of Appeal of South Africa was
dismissed. Mr Mankayi may not elect to approach the Constitutional Court of South Africa for relief. The Constitutional
Court had previously found in another case that COIDA compensation is constitutional. If AngloGold Ashanti is ultimately unsuccessful in defending this suit, it could be subject to numerous similar claims which could have an adverse effect on its financial condition.
In response to the effects of silicosis in labor sending communities, a number of mining companies (under the auspices of the Chamber of Mines), together with the NUM, which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief by mining companies under the ODMWA to communities that have been affected.
AngloGold Ashanti faces certain risks in dealing with HIV/AIDS, particularly at its South African operations, and with tropical disease outbreaks such as malaria, which may have an adverse effect on its results of operations.
AIDS and associated diseases remain the major health care challenge faced by AngloGold Ashanti's South African operations. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti's South African workforce that may be infected by HIV may be as high as 30 percent. AngloGold Ashanti is continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2001,
AngloGold Ashanti has offered a voluntary counseling and HIV testing program for employees in South Africa. In 2002,
AngloGold Ashanti began to offer anti-retroviral therapy, or ART, to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti commenced a rollout of the treatment to all eligible employees desiring it. In all, 4,325 employees have attended the wellness clinics in the last six months, and as of December 2009, approximately 2,216 employees were receiving treatment using anti-retroviral drugs.
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
Certain of AngloGold Ashanti's mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of AngloGold Ashanti's mining operations as a result of property damage, disruption to operations and additional pumping costs and consequently could have an adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.

Proposed regulation of over the counter (OTC) derivatives may adversely affect AngloGold Ashanti’s financial condition and results of operations.
There are proposals in the European Union and the United States to introduce laws and regulations that affect OTC derivatives, including rules that would increase collateralization and push many so-called standardized OTC derivatives into central clearing. These proposals, if enacted and depending on their terms, could:
•
adversely affect the costs of trading in derivatives, including for commodity, interest rate and foreign exchange hedging purposes;
•
adversely affect pricing and other terms on which dealers are prepared to offer derivative contracts;
•
adversely affect the use of derivatives for purposes other than pure hedging; or
•
increase the working capital required by non-financial firms using derivatives for hedging purposes or render uneconomical the use of derivatives for hedging purposes thereby exposing non-financial firms to unhedgeable risks.
AngloGold Ashanti makes use of financial derivatives in its treasury activities, particularly for gold, interest rate and foreign exchange hedging, and as a result any of the foregoing could adversely affect its financial condition and results of operations.
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
AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond AngloGold Ashanti’s control or from claims, and this can result in higher premiums and periodically being unable to maintain the levels or types of insurance carried.
The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti's cash flows and overall profitability and its financial condition.
Risks related to AngloGold Ashanti's ordinary shares and AngloGold Ashanti’s ADSs

The proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by the holders of AngloGold Ashanti ordinary shares and holders of AngloGold Ashanti ADSs.
On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders of South African companies.
The new tax was expected to be implemented in 2010 but no implementation date has been announced yet. Although this may reduce the tax payable by the South African operations of AngloGold Ashanti thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by holders of
AngloGold Ashanti ordinary shares and ADSs.
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

AngloGold Ashanti's memorandum and articles of association allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti's board of directors, or its shareholders at a general meeting. If, and to the extent that AngloGold Ashanti opts to declare dividends and distributions in dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If, and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions.
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
The market price of AngloGold Ashanti's ordinary shares or ADS could also fall as a result of any future offerings it makes of ordinary shares, ADSs, or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. AngloGold Ashanti may make such offerings of additional
ADS rights, share rights or similar securities at any time or from time to time in the future.

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

Current profile

AngloGold Ashanti Limited, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's
21 operations are located in 10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa,
Tanzania and the United States of America) and are supported by extensive exploration activities. The combined
Proved and Probable Ore Reserves of the group amounted to 68.3 million ounces as at December 31, 2009.

The primary listing of the company's ordinary shares is on the JSE Limited (JSE) in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of
International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Sub-register System (CHESS) Depositary Interests (CDIs) and in Ghana, in the
form of Ghanaian Depositary Shares (GhDSs).

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

1999
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
•
Entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and
Production Association Polymetal (Polymetal), in terms of which Polymetal and AngloGold Ashanti would co-
operate in exploration and the acquisition and development of gold mining opportunities within the Russian
Federation
•
Implemented an empowerment transaction with two components: the development of an employee share ownership plan (ESOP) and the acquisition by Izingwe Holdings (Proprietary) Limited (an empowerment company) of an equity interest in AngloGold Ashanti
2007
•
Acquired the noncontrolling interests previously held by the Government of Ghana (5 percent) and the
International Finance Corporation (10 percent) in the Iduapriem and Teberebie mines
•
Anglo American plc sold 69.1 million ordinary shares of AngloGold Ashanti, thereby reducing Anglo American's shareholding in AngloGold Ashanti from 41.7 percent to 16.6 percent
•
Announced the successful closing of a $1.15 billion syndicated revolving credit facility
2008
•
Issued 69,470,442 ordinary shares in a fully subscribed rights offer and raised approximately $1.7 billion
•
AngloGold Ashanti implemented a hedge restructure program
•
Announced significant exploration results at the 100 percent owned La Colosa
•
Acquired Golden Cycle Gold Corporation through the issue of 3,181,198 ordinary shares, resulting in Cripple
Creek & Victor becoming a wholly-owned subsidiary
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
2009
•
Sold its 33.33 percent joint venture interest in the Boddington Gold Mine to Newmont Mining Corporation
•
Entered into an agreement with Simmer & Jack Mines Limited to sell the Tau Lekoa Mine and adjacent project areas
•
Repaid its $1 billion convertible bonds
•
Anglo American plc sold its remaining shareholding in the company to Paulson & Co. Inc.
•
Entered into a strategic alliance with Thani Dubai Mining Limited to explore, develop and operate mines across the Middle East and parts of North Africa
•
Issued $732.5 million, 3.5 percent convertible bonds, due 2014
•
Issued 7,624,162 ordinary shares and raised a total of approximately $284 million through an equity offering
•
Acquired an effective 45 percent interest in the Kibali gold project in the Democratic Republic of the Congo
•
Entered into a joint venture with the De Beers Group of Companies to explore for, and ultimately mine gold and other minerals and metals, excluding diamonds, on marine deposits
•
Increased the holding in the Sadiola Gold mine from 38 percent to 41 percent
•
Continued to manage its hedge book in accordance with its hedge reduction program

The following announcements regarding significant developments were made by AngloGold Ashanti during 2009 and subsequent to year-end:

Sale of interest in the Boddington Gold Mine: On January 28, 2009, AngloGold Ashanti announced that it had agreed to sell to Newmont Mining Corporation, its 33.33 percent joint venture interest in the Boddington Gold Mine. The transaction was completed on June 26, 2009. All refunds and reimbursements between the company and Newmont were settled.

Sale of the Tau Lekoa Mine: On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell with effect from January 1, 2010, the Tau Lekoa mine, together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas, to Simmer & Jack Mines Limited (Simmers). On November 25, 2009, AngloGold Ashanti announced that the closing of the sale may be delayed pending approval of the South African Department of Mineral Resources (DMR),
of the transfer of the mining rights, the only remaining condition to the sale. AngloGold Ashanti and Simmers have subsequently agreed to extend the deadline for the completion of the transaction from March 31, 2010 to September 30,
2010, to allow for a further possible delay in closing pending the approval of the DMR. Closing of the transaction is anticipated to occur before September 30, 2010.

Issue of $732.5m, 3.50 percent guaranteed convertible bonds due May 2014: On May 18, 2009, AngloGold Ashanti launched an offering of convertible bonds issued by its wholly-owned subsidiary, AngloGold Ashanti Holdings Finance plc, unconditionally and irrevocably guaranteed by AngloGold Ashanti Limited. Bonds totaling $732.5 million were issued at an interest coupon rate of 3.50 percent per annum, payable on May 22, and November 22, each year, are convertible into AngloGold Ashanti ADRs at a conversion price of $47.6126 per ADR and are due on May 22, 2014. On
July 30, 2009, shareholders approved a special resolution placing 15,384,615 ordinary shares under the control of the directors to be issued upon the conversion of the $732.5 million convertible bonds.

Formation of a strategic alliance with Thani Dubai Mining Limited: On June 10, 2009, AngloGold Ashanti and
Thani Dubai Mining Limited announced the formation of a strategic alliance to explore, develop and operate mines across the Middle East and parts of North Africa. Each company will have a 50 percent interest in the alliance which will explore for gold, precious and base metals.

Acquisition of an effective 45 percent interest in the Kibali gold project: With effect from December 22, 2009,
AngloGold Ashanti and Randgold Resources Limited (Randgold) each hold an effective 45 percent interest in the Kibali gold project (formerly the Moto gold project), while L’Office des Mines d’Or de Kilo-Moto (OKIMO), a Congolese
parastatal, holds the remaining 10 percent stake, thereby maintaining the continued vested interest of the Government of the Democratic Republic of the Congo (the DRC) in the Kibali gold project.

Issue of 7,624,162 AngloGold Ashanti ordinary shares: On August 31, 2009, AngloGold Ashanti announced the launch of an equity offering to fund a portion of its acquisition of the Kibali gold project. This was followed by an announcement on September 1, 2009 detailing the placing of 7,624,162 AngloGold Ashanti ordinary shares at an issue price of $37.25 per American Depositary Share (ADR) (or R288.32 per ordinary share) which price represented an approximate 3 percent discount to the closing price of an AngloGold Ashanti ADR on the NYSE on August 31, 2009.
The offering closed on September 8, 2009 and total proceeds of approximately $284m were received.

Formation of a joint venture with De Beers Group of Companies: On October 5, 2009, AngloGold Ashanti and the
De Beers Group of Companies announced the formation of a joint venture (AuruMar) to explore for, and ultimately mine, gold and other minerals and metals, excluding diamonds, on marine deposits located in, or adjacent to, the area between the high water mark and the edge of the continental shelf on a worldwide basis.

Acquisition of an additional interest in Sadiola: On December 29, 2009, AngloGold Ashanti, together with IAMGOLD
Corporation purchased from the International Finance Corporation (IFC), the IFC’s 6 percent stake in Société
d’Exploitation des Mines d’or de Sadiola, which owns the Sadiola Gold Mine. This transaction has resulted in AngloGold
Ashanti and IAMGOLD each increasing their respective interest in Sadiola from 38 percent to 41 percent. In addition,
AngloGold Ashanti and IAMGOLD have extended an offer to the Republic of Mali to take up its proportionate entitlement of 19.15 percent of the 6 percent sale interest, by acquiring an equal 0.574 percent interest in SEMOS from each of them, on or before March 31, 2010. The Mali Government has requested an extension to consider this offer until end June 2010.

Temporary suspension of operations at Iduapriem and Obuasi mines: On February 19, 2010, AngloGold Ashanti announced that following discussions with the Environmental Protection Agency of Ghana (EPA), the Iduapriem mine in
Ghana had been temporarily suspended to address potentially adverse environmental impacts arising from the current tailings storage facility. On March 31, 2010 AngloGold Ashanti announced that it had suspended the operation of gold processing at the Obuasi mine pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge.
Appointment of chairman: Mr Tito Mboweni, the former Governor of the South African Reserve Bank has been appointed, with effect from June 1, 2010, as Chairman of AngloGold Ashanti, to succeed Mr Russell Edey following his retirement as Chairman and from the board at the conclusion of the annual general meeting to be held on May 7, 2010.

AngloGold Ashanti assigned investment grade ratings: On April 9, 2010, AngloGold Ashanti noted the following investment grade ratings assigned to it:
•
Moody's Investors Service: Baa3, Outlook Stable
•
Standard & Poor’s: BBB-, Outlook Stable

4B.
BUSINESS OVERVIEW
PRODUCTS
AngloGold Ashanti’s main product is gold. Revenue is also derived from the sales of silver, uranium oxide and sulfuric acid.

The gold market in 2009

Gold accounts for approximately 96 percent of AngloGold Ashanti's revenue from product sales. The balance of product sales is derived from sales of silver, uranium oxide and sulfuric acid. AngloGold Ashanti sells its products on international markets.

Gold produced by AngloGold Ashanti's mining operations is processed to a saleable form at various precious metals refineries. Once refined – generally large bars weighing approximately 12.5 kilograms and containing
99.5 percent gold, or smaller bars weighing 1 kilogram or less, with a gold content of 99.5 percent and more –
the metal is sold either through the refineries' marketing and distribution channels or directly to bullion banks and the proceeds paid to the company.

Bullion banks are registered commercial banks that deal in gold. They participate in the gold market by buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to markets worldwide. Bullion banks hold consignment stocks in all major physical markets and finance these consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.

Where forward sales contracts exist against which AngloGold Ashanti delivers physical products, the same distribution channels at the refinery are used. In this case, the refinery does not sell the metal on the company's behalf, but instead delivers the finished gold bars to the bullion bank with which the group's forward contract is held. The physical delivery to the counterparty bank of the appropriate amount of gold fulfils AngloGold Ashanti's obligations under the forward contract, and AngloGold Ashanti is paid for this gold by the relevant bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.

Gold market characteristics

Gold price movements are largely driven by macro-economic factors such as expectations of inflation, currency fluctuations, interest rate changes or global or regional political events that are anticipated to impact on the world economy. Gold has historically played a role as a store of value in times of price inflation and economic uncertainty. This factor, together with the presence of significant gold holdings above ground, tends to dampen the impact of supply and demand fundamentals on the market. Trade in physical gold is, however, still important in determining a floor price and physical gold, either in the form of bars or high-caratage jewellery, is still a major investment vehicle in the emerging markets of India, China and the Middle East.

Gold is relatively liquid compared to other commodity markets and significant depth exists in futures and forward gold sales on various exchanges, as well as in the over-the-counter market.

Physical gold demand

Physical gold demand is dominated by the jewellery industry and the investment sector, which together account for approximately 90 percent of total demand. The balance of gold supply is used in dentistry and electronics.

While the quantity of gold used in jewellery consumption has decreased over the last decade, the investment market has largely taken up available supply. However, in value terms gold jewellery consumption has increased. Investment in physical gold includes bar hoarding, coins, medals and other retail investment instruments as well as exchange traded funds (ETFs), which have since their inception in 2002 become well established as a vehicle for both retail and institutional investors. In 2009, ETF investment activity was once again very notable with holdings growing by almost 600 tonnes.

Newly mined gold is not the only source of physical gold to the market and accounts for just over 60 percent of supply. Due to its high value, gold is rarely destroyed and some 161,000 tonnes of gold (approximately 65 years of new mine supply at current levels) is estimated to exist in the form of jewellery, official sector gold holdings
(central bank reserves) and private investment.
In 2009, gold was supplied to the market from newly-mined production (2,553 tonnes), sales of gold by central banks (24 tonnes) and from sales of scrap gold (1,541 tonnes), largely from the jewellery trade
(1)
. The 2009 gold
market was greatly affected by the global financial crisis. Due to the high price of gold and the global liquidity crisis, scrap levels of gold rose by around 27 percent to an all time high. However, the official sector, which includes central banks, sold 90 percent less gold. The greatest market shift to have occurred in 2009 was the shift away from jewellery demand to investment demand. In the United States, total gold investment demand exceeded jewellery demand for the first time since gold reached then-record highs of $850 per ounce in 1980.
(1) Source: GFMS

Gold demand by sector
Jewellery demand

2009 was not a good year for gold jewellery as a combination of the global economic recession and high gold prices led to a 23 percent decline in gold jewellery manufacture. The negative trends were evident in all major gold jewellery markets except for China, which bucked the global trend and showed modest growth in 2009.

In terms of global jewellery markets, China is unique in that its traditional gold jewellery is pure 24 carat and therefore serves a strong investment purpose in addition to adornment. This is also true for the markets of India and the Middle East but in 2009 the investment appeal of gold jewellery was strongest in China. The high price of gold in absolute terms deterred consumers in India and the Middle East. In many markets last year the high price of gold was magnified by the dollar weakening against local currencies, which led to a decline in both sales and in manufacturing.

The Indian market, traditionally the world’s largest, contracted significantly in 2009, with bullion imports falling by over 40 percent and jewellery demand declining by 38 percent. The rupee price of gold rose by 14 percent year-
on-year and this price dampened the investment appeal of jewellery, with consumers generally limiting themselves to essential wedding and gifting occasions. Due to the higher price of gold, consumers with unchanged budgets were forced to buy less gold on auspicious, “compulsory” buying occasions. While it was not the case that people stopped buying gold in India, as has been the case in some first world markets, they did buy less.

Chinese jewellery fabrication grew by 4 percent last year to set a new record of 316 tonnes. China was the only market in the world to show an increase in both jewellery and investment demand in 2009. The investment case for traditional 24 carat jewellery bolstered demand for that product, while 18 carat jewellery suffered a decline in sales of approximately 10 percent. China’s jewellery offtake exceeded investment demand by four to one.

The characteristics of the gold market in the Middle East are similar to those of India and China, although an important difference is the exceptionally high per capita ownership of gold in some of the countries of that region.
In the United Arab Emirates, for example, consumption per capita is traditionally 30 times that in the US or the
UK and 50 times higher than in India. However, 2009 was also a difficult year for the Middle Eastern jewellery market with jewellery manufacturing falling by a third. In Turkey, local currency appreciation against the dollar, the high price of gold and the ongoing recession dampened jewellery consumption. The markets of Egypt,
United Arab Emirates and the Kingdom of Saudi Arabia, were all faced with similar challenges.

The United States gold jewellery market was the world’s second largest until 2007, but since then has fallen to fourth place as the global financial crisis intensified. However, US investment demand grew rapidly in 2009 and more than offset the loss in jewellery demand. The high price of gold once again had a negative impact on jewellery sales and many manufacturers reduced the weight of gold jewellery in an attempt to maintain more reasonable price points. Since the cost of inventories was high, many retailers held less gold jewellery.

Investment demand

While 2009 was not a good year for jewellery consumption, investment demand was distinctly better with total world investment exceeding 1,800 tonnes, representing more than double 2008 demand. The increased demand was prompted by a combination of investors seeking a safe haven and speculation on expectation of continued
price increases. This investment demand took different forms in different markets. In the US, the majority of purchases took the form of ETFs, while in the Eastern markets of India, China and the Middle East, retail investment was primarily realized through coins and bars.

The first quarter of 2009 saw the most pronounced upward movement in ETF investment demand with holdings increasing by 465 tonnes on fears of a global financial meltdown. As the global economy stabilized from the second quarter onwards, the primary reason for investment shifted toward price speculation as the gold price rose to successive record highs to peak at $1,212.50 per ounce on December 3, 2009.

Central bank holdings, sales and purchases

Central banks periodically buy and sell gold to adjust their portfolios. Most central bank sales take place under the Central Bank Gold Agreements (CBGA), which compel signatories to sell their gold in a stable and responsible fashion ensuring minimal price impact. The third of these agreements came into effect on
September 27, 2009 and limits signatories to annual sales of 20 percent less than the second agreement.
Central bank sales in the final year of the second agreement reached only 157 tonnes, far less than the quota of
500 tonnes available under the agreement. This illustrates that central bank dishoarding is slowing and at times has even reversed, with a number of central banks becoming net buyers of gold.

In 2009, the long-awaited sale of 403 tonnes of gold by the International Monetary Fund began. To the surprise of global commentators, the Indian Central Bank bought 200 tonnes of the IMF supply. This is perhaps the most significant single official gold market transaction of the last decade. The Indian Central Bank paid an average price of $1,045 per ounce for their gold and news of the purchase may well have assisted in providing a new floor for the advancing gold price.
Breakdown of gold consumption in 2009
Jewellery consumption 51 percent
Investment 38 percent
Industrial / electronics / dentistry 11 percent
Data source: World Gold Council

AngloGold Ashanti's marketing investment

AngloGold Ashanti remains committed to developing the market for its product. The company's marketing programs aim to increase the desirability of gold and to sustain and grow demand.

AngloGold Ashanti's subscription fees to the World Gold Council account for the bulk of its marketing expenditure. The company remains involved in independent projects to grow jewellery demand in partnership with companies such as Tanishq (a subsidiary of the Tata Group) in India. AuDITIONS, the company's own global gold jewellery design competition, promotes improved gold jewellery design and has become a well-
recognized corporate marketing tool.

The uranium market in 2009

AngloGold Ashanti's uranium production is sold through a combination of spot sales and long-term agreements.

The spot price for uranium oxide (U3O8) was more stable during 2009 than in 2008. The year opened with a spot price of $53 per pound, then trended down during the beginning of the year to a low of $41.50 per pound early in
April, before rebounding to a range of $42 per pound to $50 per pound in the second half of the year. By the end of 2009, the spot price for U3O8 was at $44.50 per pound.

The long-term U3O8 price began 2009 at $70 per pound and ended the year at $62 per pound. Long-term prices did not show the same fluctuations as spot prices but the decline reflects the spot prices decline over 2008 and some of 2009.

A variety of factors drove the fluctuations in the spot price over the year. Discretionary demand and inventory building stabilized at around $42 per pound, with significant volumes bought by Chinese and Indian utilities.
Although longer term forward prices have softened, spot-price support has been partly driven by utilities purchasing now for deferred use.

Record volumes of material were traded on the spot market in periods during the year, reflecting a slight shift away from longer term contracting by some utilities.

In 2009, increased production from several major producers, as well as additional sales of US Department of
Energy inventory, were absorbed at the lower end of the price band. That said, the price recovery experienced in
October appears to have been driven by unplanned production outages at a large facility, which had still to regain full operation by the end of 2009 and which may result in a small tightening of supply in the short to medium term.

However, in the medium to long term there is significant potential for increases in supply through enhanced production at existing facilities, especially with Kazakhstan aiming to continue its production expansion. Further supply increases are likely to come from new discoveries and the development of several significant new concessions.

The increase in demand necessary to absorb higher production over the medium to long term is dominated by the end of the highly enriched uranium deal, together with Chinese and Indian nuclear expansion. Chinese utilities were the largest buyer of material in 2009, and this trend can be expected to continue in 2010 given the country commenced construction of nine reactors in 2009, taking the total under construction to 20.

The silver market in 2009

The silver price appreciated steadily throughout 2009, often in lockstep with the gold price, though it was sometimes more volatile. The silver price achieved a 48 percent return over 2009 compared with gold’s
24 percent return.

The silver market has also benefitted from increasing investor interest. During the course of 2009, the silver ETF grew 4,112 tonnes or 50 percent, to end the year at 12,365 tonnes.

GOLD PRODUCTION

AngloGold Ashanti’s core business is the production of gold by exploring for, and mining and processing gold orebodies.

The process of producing gold
The process of producing gold can be divided into six main activities:

1.        Finding the orebody;
2.        Creating access to the orebody;
3.        Removing the ore by mining the orebody;
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

2.
Creating access to the orebody

There are two types of mining which take place to access the orebody:
•
Underground mining: a vertical or decline (inclined) shaft is sunk deep into the ground to transport people and mining materials to underground levels from which the orebody is accessed through horizontal tunnels known as haulages and cross-cuts. Further on-reef development is then undertaken to open up the orebody so that mining can take place.
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
•
refractory ores, where the gold is not readily available for leaching because it is locked within a sulfide mineral matrix (e.g. pyrite), extremely finely dispersed within the host rock (and hence not yet exposed)
or alloyed with other elements which retard or prevent leaching (e.g. tellurides).

Free milling and oxidized refractory ores are processed for gold recovery by leaching the ore in agitated (stirred) tanks in an alkaline cyanide leach solution. This is generally followed by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).

Refractory ores undergo pre-treatment to make them more amenable to cyanide leaching. This commonly takes the form of separating the gold bearing sulfide materials from the barren gangue material by using flotation to produce a high-grade sulfide concentrate. The sulfide concentrate is then oxidized by either roasting as at AngloGold Ashanti
Brasil Mineração or bacterial oxidation (BIOX) as at Obuasi. This oxidation destroys the sulfide matrix and exposes the gold particles thereby making them amenable to recovery by the cyanidation process.

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

Gold which has loaded (adsorbed) on to activated carbon is recovered by a process of re-dissolving the gold from the activated carbon (elution), followed by precipitation in electrowinning cells and subsequent smelting of the precipitate into doré bars that are then shipped to gold refineries for further processing.

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

AngloGold Ashanti’s environmental and community policies were integrated into a single Environment and Community
Policy during 2009. The policy commits the company, amongst others, to ensuring that “financial resources are available to meet its disclosure obligations”. One of the company’s values is that “the communities and societies in which it operates will be better off for AngloGold Ashanti having been there”.

In order to ensure that operating staff and the company’s stakeholders understand clearly what these statements mean in practice and to set a common benchmark across the company, a closure and rehabilitation management standard was finalized during 2009. Operations have been given two years (i.e. by mid-July 2011) to achieve full compliance with the standard. The International Council on Mining and Metals (ICMM) published an integrated mine closure planning toolkit. This, together with other national and international reference, was consulted in preparing AngloGold
Ashanti’s standard to ensure that it was aligned with current good practice.

The evaluation of new projects takes into account closure and associated costs.

For many of the older mines, closure planning and the evaluation of environmental liabilities is a more complex process.
This is particularly the case in Brazil, Ghana and South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more.

The AngloGold Ashanti standard requires that closure plans be reviewed and updated every three years (annually in the final three years of a mine’s life) or whenever significant changes are made, and take into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in good practice.

A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operating. This practice serves to decrease the current liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilize reserves, which the company might wish to exploit should conditions, such as the gold price, change.

An assessment of closure liabilities is undertaken annually.

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

Southern Africa
South Africa

In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act
(MPRDA), which had been passed by the Parliament of South Africa in June 2002 and came into effect on May 1, 2004.
The objects of the MPDRA are, among other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. The object is also to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights contribute to the socio-economic development of the areas in which they are operating.

The Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Mining Charter)
developed out of the MPRDA. The Mining Charter committed all stakeholders in the mining industry to transfer ownership of 26 percent of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years.
In addition, the government indicated that it would issue a Mining Charter Scorecard (Scorecard) against which companies could gauge their empowerment credentials as well as engineering innovative ways of assisting business to meet the empowerment criteria. The fact that the Mining Charter enjoyed the full support of the mining houses, South
African government and the unions, gives it great credibility and improves its chances for success in the long run.

The objectives of the Mining Charter are to:

•          promote equitable access to the nation's Mineral Resource by all the people of South Africa;
•          substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's Mineral Resources;
•          use the existing skills base for the empowerment of HDSAs;
•          expand the skills base of HDSAs in order to serve the community;
•          promote employment and advance the social and economic welfare of mining communities and the major labor-
           sending areas; and
•          promote beneficiation of South Africa's mineral commodities.

The Scorecard was envisaged to function as an administrative tool only and not as a legislative one. The objective of the Scorecard was to find a practical framework for the Minister to assess whether a company actually measured up to what was intended by the MPRDA and the Mining Charter.

On April 29, 2009, as required by section 100(1)(b) of the MPRDA, the Minister published the Codes of Good Practice for the South African Mineral Industry (the Code). The purpose of the Code is to set out administrative principles in order to enhance the implementation of the Mining Charter and the MPRDA. The Code is to be read in combination with the Mining Charter and other legislation relating to the measurement of the socio-economic transformation in the South
African mining industry.

AngloGold Ashanti currently holds ten mining rights in South Africa, seven of which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Titles Office (MPRTO). Two old order mining rights are still awaiting conversion by the Department of Mineral Resources (DMR), and one right has been executed, awaiting registration in the MPRTO. The deadline for the conversion process from old to new order rights was the end of April 2009.

AngloGold Ashanti also holds one prospecting right for which a renewal application is pending. Three pending prospecting right applications have been submitted to the DMR and one application has been successfully executed, registration of which at the MPRTO is currently awaited. AngloGold Ashanti is also in the process of preparing a mining permit application for the recovery of sand which will be submitted to the DMR.

A prospecting right will be granted to a successful applicant for a period not exceeding five years. Prospecting rights may only be renewed once for a period not exceeding three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal up to two years, subject to certain conditions.

A mining right will be granted to a successful applicant for a period which may not exceed 30 years. Mining rights may be renewed for additional periods, each of which may not exceed 30 years at a time.

The MPRDA Amendment Act has been signed by the State President, and published, but is not yet in effect. The purpose of the Act is to amend the MPRDA so as to make the Minister the responsible authority for the implementing of environmental matters in terms of the National Environmental Management Act, 1998 (NEMA) and specific environmental legislation as it relates to prospecting, mining, exploration, production and related activities incidental thereto on the prospecting, mining, exploration or production area; to align the MPRDA Act with the NEMA in order to provide for one environmental management system; to remove ambiguities in certain definitions; to add functions to the
Regional Mining Development and Environmental Committee; to amend transitional arrangements so as to further afford statutory protection to certain existing old order rights; and to provide for matters connected therewith.

AngloGold Ashanti applied for and has been granted a Refining License at the South African Diamond and Precious
Metals Regulator.

Namibia

Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants an exclusive prospecting license and on presentation of a feasibility study, a mining license is then granted taking into account the ability of the company, including its mining, financial and technical capabilities, rehabilitation programs and payment of royalties. The relevant license was granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year mining license expires in October 2018.

Continental Africa
Democratic Republic of the Congo

The mining industry in the Democratic Republic of the Congo (DRC) is regulated primarily by the Mining Code enacted in July 2002 and its ancillary regulations, the Mining Regulations promulgated in March 2003. The Mining Code, which repealed the Mining Code of April 1981, vests the Minister of Mines with the authority for the granting, refusal, suspension and termination of mineral rights. Mineral rights may be granted in the form of exploration permits which are granted for an initial period of four years and mining permits which are granted for an initial period of 30 years. An exploration permit may, at any time before expiry, be transformed partially into a mining license or a small scale mining permit. Exploitation permits are granted following successful completion of exploration and satisfaction of the requirements necessary for the grant of such permit including approval of an environmental impact study and an environmental management plan. The holder of a mining permit is required to commence development and mine construction within three years of the grant of a mining permit, and failure of which may lead to forfeiture or payment of penalties. A permit holder must comply with specific rules relating to, among other things, protection of the environment, cultural heritage, health and safety, construction and infrastructure planning.

Mining and exploration activities are required to be undertaken so as to affect, as little as possible, the interests of lawful occupants of land and surface rights holders including their customary rights. The exercise of mineral rights by title holders which effectively deprives and/or interferes with the rights of occupants and surface rights holders requires payment of fair compensation by the mineral title holder.

The Mining Code provides for the taxes, charges, royalties and other fees payable to the treasury by a mining title holder in respect of its activities. The Mining Code also provides for a level of fiscal stability. Existing tax, customs, exchange and benefits applicable to mining activities are guaranteed to remain unchanged for a period of 10 years in favor of a mining title holder in the event that amendment of the Mining Code results in less favorable payment obligations.

Regarding protection and enforcement of rights acquired under an exploration or mining permit, the Mining Code provides, depending on the nature of a dispute or threat, administrative, judicial and national or international arbitrational recourses.

AngloGold Ashanti holds the majority stake and is the operator of Ashanti Goldfields Kilo (AGK), an exploration and mining joint venture with Offices des Mines d’or de Kilo – Moto (OKIMO), a DRC governmental mining agency, AGK is engaged in exploration activities in the north eastern DRC.

Following a review undertaken by a commission appointed by the DRC government to review all mining contracts entered into by mining companies with DRC parastatal mining agencies, AngloGold Ashanti and its joint venture partner
OKIMO have secured certain undertakings and commitments from the Government of the DRC in respect of the AGK project, including security of tenure as long as AGK is in compliance with DRC mining legislation and for such time as the AGK project is in commercial production, as well as the existing DRC mining legislation and fiscal regime under which the AGK project with operate. In addition, the DRC government has agreed to the transfer of the exploitation permit transfer deeds from OKIMO to AGK and the termination of the existing amodiation agreement which will be effective upon the transfer of the exploitation permits.

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

Control of mining companies

The Minister of Mines has the power to object to a person becoming or remaining a '’shareholder controller'’, a '’majority shareholder controller'’ or an '’indirect controller'’ of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.

The Act provides for stability agreements as a mechanism to ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed for 15 years. A stability agreement is subject to ratification by Parliament.

Prior to the business combination between AngloGold and Ashanti in April 2004, AngloGold and the government of
Ghana agreed the terms of a stability agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination. The stability agreement necessitated the amendment of the Obuasi Mining Lease which had been ratified by Parliament.

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

Further, the Government of Ghana agreed that AngloGold Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination. For fiscal years 2009 and
2010, the government, through the National Fiscal Stabilization Act 2009 (Act 785), has imposed a 5 percent levy on all profits before tax for mining companies as a temporary measure to raise additional revenue to meet critical expenditures, while maintaining government’s fiscal objectives. AngloGold Ashanti is taking the position that it is not subject to this levy.

Retention of foreign earnings

AngloGold Ashanti's operations in Ghana are permitted to retain 80 percent of their foreign exchange earnings. In addition, the company has permission from the Bank of Ghana to retain and use, outside of Ghana, dollars required to meet payments to the company's hedge counterparts which cannot be met from the cash resources of its treasury company.

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

Mining properties
Obuasi
The current mining lease for the Obuasi area was granted by the Government of Ghana on March 5, 1994. It grants mining rights to land with an area of approximately 334 square kilometers in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometers has also been granted, resulting in the total area under mining lease conditions increasing to 474 square kilometers, (the Lease Area). The company is required to pay rent to the
Government of Ghana (subject to review every five years, when the rent may be increased by up to 20 percent) at a rate of approximately $5 per square kilometer and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area. The Government of Ghana agreed to extend the term of the mining lease relating to the Obuasi mine until 2054. The mining lease was formally ratified by Parliament on October 23, 2008.

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

The group's Guinea subsidiary, Société Ashanti Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on November 11, 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust the economic Ore
Reserve.

At Siguiri, the original area granted of 8,384 square kilometers was reduced to a concession area of four blocks totaling
1,495 square kilometers.

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for an additional 22-year period from November 11, 1996 under conditions detailed in a Convention de Base which predates the new Guinea
Mining Code.

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

Prospecting activities may be carried out under prospecting authorizations (authorization de prospection) which is an exclusive right for an individual or corporate entity to carry out prospecting activities over a given area for a period of three years renewable without a reduction in the area of the authorization. Research activities may be carried out under research permits (permis de recherché). The latter are granted to corporate entities only by order of the Minister in charge of Mines. Research permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal of the research permit requires a relinquishment of 50 percent of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.

An exploitation permit (permis d'exploitation) is required to mine a deposit located within the area of a prospecting authorization or a research permit. The exploitation permit grants exclusive title to prospect, research and exploit the named substances for a maximum period of 30 years renewable three times for an additional 10 years. The exploitation permit is granted only to the holder of an exploration permit or of a prospecting authorization and covers only the area covered by the exploration permit or the prospecting authorization. An application must be submitted to the Minister in charge of Mines and to the National Director of Mines.

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

Applications for exploitation permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed environmental study in respect of the impact of the project on the environment, a feasibility study, and a bank deposit. The permit is granted by decree of the Head of Government. A refusal to grant a permit may only be based on two grounds: insufficient evidence to support the exploitation of the deposit and/or a failure of the environmental study.

Applications for prospecting authorizations and research permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed works and cost program, a map defining the area which is being requested and the geographical coordinates thereof, the exact details relating to the identity of the applicant and evidence of the authority of the signatory of the application. Such titles are granted by ministerial order. Any refusal to grant such titles shall be notified by letter from the Minister in charge of Mines to the applicant.

The mining titles mentioned above all require an establishment convention (convention d'etablissement) to be signed by the State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.

AngloGold Ashanti has interests in Morila, Sadiola and Yatela, all of which are governed by establishment conventions covering exploration, mining, treatment and marketing in a comprehensive document. These documents include the general conditions with regard to exploration (work program, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programs for local labor, protection of the environment, reclamation, safety, hygiene and settlement of disputes).

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

Tanzania

Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998 (the Act), and the Mining
Regulations, 1999 and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the
Ministry of Energy and Minerals under this Act.

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

Mining is carried out through either a mining license or a special mining license, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the license. A mining license is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining license is granted for a period of 25 years or for the estimated life of the orebody, whichever is shorter, and is renewable for a further period of 25 years. If the holder of a prospecting license has identified a mineral deposit within the prospecting area, which is potentially of commercial significance but cannot be developed immediately for reasons of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention license which will entitle the holder thereof to apply for a special mining license when it sees fit to proceed with mining operations.

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

AngloGold Ashanti has complied with all applicable requirements and the relevant licenses, which have been issued for
25 years, expiring in 2024.

Australasia
Australia

In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant state or territory.

Exploration for and mining of minerals is regulated by general mining legislation and controlled by the mining ministry of each respective state or territory. Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and state Aboriginal heritage legislation also operates to protect special sites and areas from disturbance, although to date there has not been any adverse impact on any of AngloGold Ashanti's operating properties.

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

AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations. Both the group and its joint venture partners are fully authorized to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti's operations in Australia.

North America
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
Cripple Creek & Victor Gold Mining Company’s Cresson Project consists almost entirely of owned, patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the
State of Colorado are life-of-mine permits.
South America
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

In general, exploration licenses are granted on a first-come, first-served basis. Mining concessions are granted to the holders of exploration licenses that manage to prove the existence of a Mineral Resource and have been licensed by the competent environmental authority.

Mine manifests (mining titles granted in 1936) and mining concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period until the depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral Production (DNPM) which acts as the inspecting entity for mining activities. Obligations of the titleholder include:

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
•          refraining from interrupting exploitation for more than six months; and
•          reporting annually on operations.

The difference between a mine manifest and a mining concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a mine manifest than a mining concession.

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

The new law includes the possibility for the government to reserve some areas to offer in a beat process.

The concession contract

The government agency grants an exclusive concession contract for exploration and exploitation. Such a concession allows the concessionaire to conduct the studies, works and installations necessary for establishing the existence of minerals and their exploitation. The total term of such a concession is 30 years. The extension of the concession contract was changed, it is not automatic, and it is for an additional 20 years. To get the extension the concessionaire must ask for the extension 2 years before the termination of the initial 30 years, and has to present economical, environmental and technical information.

Because the extension is not automatic, the concessionaire has to re-negotiate the new conditions of the extension.

According to the new law the exploration period has been extended until 11 years, to get the extension, every two years the concessionaire must present a technical report and explain the activities for the next two years.

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

There are some areas where mining activity is prohibited. These areas are: a) national parks; b) regional parks, c)
protected forest reserves; d) Paramus (included in the new law) and f) wetlands, according to the Ramsar Convention
(included in the new laws).

For the forest reserves (that are not protective forest reserves) it is necessary to subtract this area to start any mining activity.

Surface fee

During exploration and construction of the infrastructure for the Mine:

The new law changes the payments of the cannon fees. Without taking into consideration the extension of the areas, as it was before, the amount of the cannon changes according to the number of years:

•          From 1 to 5 years: approximately $2.00 per hectare per year.
•          From 50 to 70 years: approximately $2.50 per hectare per year.

• From 80 to 110 years: approximately $3.00 per hectare per year.

Royalty

The royalty paid to the Colombian government is equivalent to a percentage of the exploited primary product, the object of the mining title, and its sub-products. For gold, the percentage of the royalty to be paid is 4 percent.

The system of royalty payments and adjustments to such payments apply from the date the concession contract comes into force and for the entire period of its validity. Any official changes to the laws governing the payment of royalties will only apply to contracts granted and completed after these laws have been promulgated.

REVIEW OF OPERATIONS
ANGLOGOLD ASHANTI GLOBAL OPERATIONS AND EXPLORATION : 2009
AngloGold Ashanti is a global leader within the gold mining business and conducts a focused, worldwide exploration program. In the course of mining and processing the ore mined, silver, uranium oxide and sulfuric acid are produced as by-products at the Argentinean, South African and Brazilian operations.

OPERATING PERFORMANCE

AngloGold Ashanti has 21 operations in 10 countries on four continents. These operations are managed on a regional basis, namely Southern Africa (South Africa and Namibia), Continental Africa (Ghana, Guinea, Mali and Tanzania),
Australasia (Australia), North America (United States of America), and South America (Argentina and Brazil).

In 2009, AngloGold Ashanti produced 4.599 million ounces of gold, a decrease of 8 percent on the 4.982 million ounces produced in 2008. The year-on-year decline in production was a result of:
•
lower grades mined;
•
safety stoppages in South Africa;
•
seismic event at Savuka that damaged the shaft infrastructure;
•
two-month stoppage at TauTona;
•
lower grade ore processed at Sunrise Dam due to the high-grade Mega open-pit being exhausted in 2008; and
•
lower leach-pad recoveries at Cripple Creek &Victor.

Safety

For AngloGold Ashanti, people come first and consequently, safety remained the highest priority for the company.
AngloGold Ashanti will continue to strive to improve its safety performance across its global asset base. AngloGold
Ashanti’s focus on safety continued in 2009. The company’s approach to managing risk and enabling employees to work safely in a supportive work environment is based on a new conversational culture, where many voices participate and make a meaningful contribution to designing the way in which the company works and protects itself from both known and unexpected risks. The success of this approach depends on four key factors - leadership; engagements;
systems and learning. For these factors to be effective, they need to occur in an enabling environment. The focus on safety transformation process is on moving the organization towards a culture of engagement and learning that stimulates awareness of the nature of risk.

It is with much regret that the company reports that 16 employees lost their lives in work related accidents in 2009
(2008: 14 fatalities). While it is particularly disappointing that this figure indicates a relapse from the prior year,
AngloGold Ashanti remains focused on decreasing the long-term trend of fatal accidents.

Expressed in terms of safety performance statistics, the fatal injury frequency rate (FIFR) was 0.10 per million hours worked, compared with 0.09 in 2008 and 0.21 in 2007. The lost-time injury frequency rate (LTIFR) in 2009 was 6.57 per million hours worked compared with 7.32 in 2008 and 8.24 in 2007.

Operational review

Given the focus on optimizing operational performance and maintaining costs, AngloGold Ashanti continued to invest significantly in capital expenditure. Capital expenditure for the year amounted to $1,027 million (2008: $1,239 million).

Attributable tonnes
Average grade
Attributable gold
Total cash costs
treated/milled (Mt)
recovered (g/t)
production (000oz)
($/oz)
2009 2008 2007 2009 2008 2007 2009 2008 2007 2009 2008 2007
SOUTHERN AFRICA
1,862     2,167    2,408
South Africa
Vaal River
Great Noligwa                                    0.9        1.4        2.0      5.73      7.33      7.54       158       330       483       791       458       404
Kopanang
1.6 1.6 1.8 6.74 6.82 7.24 336 362 418 408 348 306
Moab Khotsong
0.8 0.6 0.3 9.36 9.31 7.94 247 192 67 421 375 672
Tau Lekoa
1.2 1.2 1.4 3.32 3.58 3.62 124 143 165 718 524 473
Surface operations
9.7 7.9 8.0 0.53 0.36 0.49 164 92 125 378 446 304
West Wits
Mponeng
1.9 1.9 1.9
8.66     10.02
9.50 520 600 587 331 248 264
Savuka
0.2 0.3 0.3 5.45 6.28 6.69 30 66
73     1,133
424 397
TauTona
(1)
1.5 1.6 1.8 7.29 8.66 9.67 218 314 409 532 373 318
Namibia
Navachab
1.3 1.5 1.6 1.58 1.43 1.56 65 68 80 677 559 475
CONTINENTAL AFRICA
1,520     1,562     1,575
Ghana
Iduapriem
(2)(3)
3.4 3.5 2.8 1.72 1.76 1.85 190 200 167 658 625 497
Obuasi
(1)
4.6 5.6 6.0 5.18 4.37 4.43 381 357 360 630 636 464
Guinea
Siguiri (85 percent)
(2)
8.8 8.6 8.3 1.11 1.20 1.05 316 333 280 513 468 471
Mali
Morila (40 percent)
1.7 1.7 1.7 2.47 3.08 3.36 137 170 180 526 424 333
Sadiola (41 percent)
1.7 1.6 1.6 2.52 3.42 2.76 135 172 140 489 401 414
Yatela (40 percent)
(4)
1.1 1.1 1.2 3.62 2.66 3.46 89 66 120 326 621 300
Tanzania
Geita
4.5 4.3 5.1 1.89 1.92 2.01 272 264 327 985 814 627
AUSTRALASIA
401
433
600
Australia
Sunrise Dam
(2)
3.9 3.8 3.8 2.87 3.46 4.86 401 433 600 631 559 262
NORTH AMERICA
218
258
282
United States of America
Cripple Creek & Victor
(4)
18.7 22.1 20.9 0.46 0.49 0.53 218 258 282 371 310 269
SOUTH AMERICA
598
562
612
Argentina
Cerro Vanguardia
(92.5 percent)
0.9 0.9 0.9 6.51 5.44 6.88 192 154 204 359 617 260
Brazil
Brasil Mineraçáo
(1)
1.5 1.4 1.4 7.02 7.62 7.48 329 320 317 347 322 246
Serra Grande (50 percent)
(1)
0.5 0.4 0.4 4.72 7.58 7.21 77 87 91 429 299 264
AngloGold Ashanti
4,599     4,982    5,477
534
465
367
(1)
The yield of TauTona, Brasil Mineraçáo, Serra Grande and Obuasi represents underground operations.
(2)
The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.
(3)
The noncontrolling shareholdings of the International Finance Corporation (10 percent) and Government of Ghana (5 percent) were acquired effective September 1, 2007, and Iduapriem is now wholly-owned by AngloGold Ashanti.
(4)
The yield of Yatela and Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed. The remaining 33 percent interest in
Cripple Creek & Victor was acquired effective July 1, 2008.

SOUTHERN AFRICA
AngloGold Ashanti’s Southern Africa region includes the company’s operations in South Africa and Namibia. In 2009, the Southern Africa region produced 1.862 million ounces (2008: 2.167 million ounces) of gold, equivalent to 40 percent of total production.

SOUTH AFRICA
AngloGold Ashanti’s South African operations comprise seven deep-level mines and one surface operation. They are
Great Noligwa, Kopanang, Tau Lekoa, Moab Khotsong and the surface operation, which make up the Vaal River region, and Mponeng, Savuka and TauTona, which make up the West Wits region. Together, these operations contributed
39 percent to group production in 2009.

Location: AngloGold Ashanti’s South Africa region includes seven underground operations located in two geographic areas on the Witwatersrand Basin. These are:

·  the Vaal River area, near Klerksdorp and Orkney, in the North West Province and Free State, where the Great
   Noligwa, Kopanang, Tau Lekoa, Moab Khotsong mines and the surface operations are located; and
·  the West Wits area, near Carletonville, straddling the North West Province and Gauteng, where the Mponeng,
   TauTona and Savuka mines are located.

Geology: The Witwatersrand Basin comprises a six-kilometer thick sequence of inter-bedded argillaceous and arenaceous sediments that extend laterally for some 300 kilometers north-east/south-west and 100 kilometers north-
west/south-east on the Kaapvaal Craton. The upper portion of the basin, which contains the orebodies, crops out at its northern extent near Johannesburg. Further west, south and east the basin is overlain by up to four kilometers of
Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be in the order of 2.7 to 2.8 billion years old.

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

Safety: Tragically, there were 13 fatalities (2008: 11 fatalities) at the South African operations during the year in
938 accidents. The FIFR for 2009 was 0.14 per million hours worked (2008: 0.12 and 2007: 0.29), while the LTIFR was
10.40 per million hours worked (2008:11.24 and 2007:12.72). AngloGold Ashanti remains focused on eliminating all workplace injuries across the operations and are encouraged by the improvement in the LTIFR, which has fallen for the third consecutive year to the lowest level ever recorded by the group. In all, 95 full production shifts and 73 partial production shifts were lost at the South African operations due to safety related stoppages.

A number of initiatives were implemented in 2009 to help achieve the company’s aim of eliminating safety incidents.
With “Safety is our First Value” as the cornerstone of this effort, the South Africa operations continued to push the
“White Flag Day” initiative to signify injury-free days at each operation. The company also initiated the “It’s OK to Stop!”
program to encourage employees at all levels to call work to a halt in unsafe conditions. The “5-TEEN” process was developed to focus on analyzing the activities of the crews in the worst 15 percent of safety performers, and providing support to effect rapid improvement. An analysis of those teams was conducted in three phases during August and
December 2009 and January 2010.

In addition, a three-tier approach to investigation and recovery from fatal accidents was adopted in South Africa, starting with the mandatory on-site inspection and followed by a peer review by an independent team and a technical review which included representation from both the company’s executive and the state’s mine inspectorate. This new structure is designed to adapt and change safety processes and policies where necessary.

These initiatives were underpinned by the use of a new risk management system software application which was installed during the course of the year and is expected to be fully functional during the first quarter of 2010. The South
African operations successfully passed their OHSAS 18001: 2007, First Advance Part 2 assessments, a crucial step toward both strengthening existing protocols and establishing common Health and Safety Management systems. Taken together, these programs form part of AngloGold Ashanti’s Safety Transformation.

Safety Transformation is an ongoing program designed to deliver on AngloGold Ashanti‘s safety values. It addresses the company’s approach to managing risk through the development of an organizational culture based on engagement and learning, facilitated by effective leadership and underpinned by enabling and sustaining systems. Rollout will begin at three global pilot sites during April 2010, following a global launch on April 20, 2010 in South Africa.

Operating review: Gold production for South Africa totaled 1.797 million ounces in 2009, a decline on the previous year’s production of 2.099 million ounces. This decline was mainly a result of a 10 percent reduction in underground recovered grade and decreased volume due to:

•
More rigorous policing of safety regulations by company management and state mine inspectors which caused longer and more frequent stoppages, both following accidents and as a pre-emptive safety measure.
•
A seismic event in May that caused significant damage to the underground infrastructure at Savuka, requiring mining activity to be suspended while repairs were made.
•
An eight-week suspension of mining at TauTona to conduct a thorough inspection and repair of all shaft steelwork following an incident in October when a length of steel dislodged from the shaft wall.
• An underground fire in March 2009, as well as complex geological structures encountered at Great Noligwa.
Total cash costs at of the South African operations increased from 2008, as a result of a decline in production and increased costs driven largely by annual wage increases, higher power tariffs and inflation on input costs, being offset by the contributions from uranium sales.

Bi-annual South African wage negotiations were successfully concluded in the third quarter, with AngloGold Ashanti and its partners in local trade unions agreeing to an increase that had a 9.7 percent impact on payroll costs for the South
African operations in the first year starting July 1, 2009. In the second year, the impact will be 1 percent above inflation, with a guaranteed minimum of 7.5 percent. This settlement, which AngloGold Ashanti believes is fair to all parties, was concluded after a constructive, three-month interaction.

Power tariffs levied by Eskom, the state-owned power utility, increased by 31.3 percent in 2009, placing additional pressure on cash costs.

Uranium is a by-product of gold mining at South Africa’s Vaal River operations. In 2009, total uranium production was
1.4 million pounds, 8 percent more than the previous year’s 1.3 million pounds, due to improved recoveries.

Capital expenditure in South Africa in 2009 totaled $395 million (2008: $347 million).

Community and environment: The South African operations manage community and environmental matters within integrated programs that ensure compliance with legislation and also fulfillment of all obligations to stakeholders, including host communities and the Department of Mineral Resources (DMR). Both the Vaal River and West Wits
operations have a detailed Social and Labor Plan (SLP) and Environmental Management Plan (EMP), developed in accordance with relevant legislation. SLP reports, which detail progress made against firm targets, are submitted to the
DMR annually along with EMP audits. Both plans are drawn up after interactions with both host communities and government agencies.

No significant issues were raised by either communities or government on sustainability issues during the year. The
EMPs are certified to the ISO 14001 environmental management system standard. All of the South African operations are fully compliant with the International Cyanide Management Code (Cyanide Code).
•
Vaal River operations

Description: The Great Noligwa, Kopanang, Moab Khotsong and Tau Lekoa mines are situated near the towns of
Klerksdorp and Orkney on the border of North West Province and the Free State. The Vaal River operations have among them four gold plants, one uranium plant and one sulfuric acid plant. Combined, the Vaal River operations, which include the surface division, produced 32.025 kilograms or 1.029 million ounces of gold (2008: 34.785 kilograms or 1.119 million ounces), which is 55 percent of the South African division’s production and 22 percent of group production.

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
Operating and production data for Vaal River operations
Great
Noligwa
Kopanang
Moab
Khotsong
Tau Lekoa Vaal River
surface
2009
Pay limit (oz/t)
0.43
0.40
0.60
0.21
0.007
Pay limit (g/t)
14.90
13.85
20.57
7.27
0.225
Recovered grade (oz/t)
0.167
0.197
0.273
0.097
0.015
Recovered grade (g/t)
5.73
6.74
9.36
3.32
0.53
Gold production (000 oz)
158
336
247
124
164
Total cash costs ($/oz)
(1)
791
408
421
718
378
Total production costs ($/oz)
(1)
994
598
749
766
390
Capital expenditure ($ million)
24
58
104
17
3
Employees
(2)
4,612
5,612
4,334
2,700
228
Outside contractors
(2)
127
447
1,735
414
6
2008
Pay limit (oz/t)
0.29
0.32
0.69
0.17
0.007
Pay limit (g/t)
10.07
11.07
23.51
5.70
0.206
Recovered grade (oz/t)
0.214
0.199
0.271
0.104
0.011
Recovered grade (g/t)
7.33
6.82
9.31
3.58
0.36
Gold production (000 oz)
330
362
192
143
92
Total cash costs ($/oz)
(1)
458
348
375
524
446
Total production costs ($/oz)
(1)
564
500
641
720
478
Capital expenditure ($ million)
26
47
89
18
1
Employees
(2)
5,472
5,620
2,914
2,650
227
Outside contractors
(2)
271
411
1,823
384
7
2007
Pay limit (oz/t)
0.34
0.36
1.52
0.16
0.008
Pay limit (g/t)
11.69
12.18
52.12
5.39
0.245
Recovered grade (oz/t)
0.220
0.211
0.232
0.106
0.014
Recovered grade (g/t)
7.54
7.24
7.94
3.62
0.49
Gold production (000 oz)
483
418
67
165
125
Total cash costs ($/oz)
(1)
404
306
672
473
304
Total production costs ($/oz)
(1)
513
400
1,254
752
328
Capital expenditure ($ million)
37
52
89
16
1
Employees
(2)
5,908
5,470
1,986
2,506
211
Outside contractors
(2)
726
465
1,548
345
11
(1)
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(2)
Average for the year.

Great Noligwa

Description: Great Noligwa adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney on the
Free State side of the Vaal River. The Vaal Reef, the primary reef, and the Crystalkop Reef, a secondary reef, are mined here. This mining operation consists of a twin-shaft system and operates over eight main levels at an average depth of 2,400 meters below surface.

Given the geological complexity of the orebody at Great Noligwa, a scattered mining method is employed. The mine shares a milling and treatment circuit with Moab Khotsong and Kopanang Mine, which applies conventional crushing, screening, SAG grinding and carbon-in-leach (CIL) processes to treat the ore and extract gold.

Safety: The mine achieved its first ever two million fatality-free shifts on July 16 2009 while the vertical transport and
SV3 sections received one million fatality-free shift awards during the year. Safety, as measured by the LTIFR, improved significantly with 10.90 per million hours worked recorded for the year (2008: 14.66). The mine achieved the benchmarks for all safety indices in 2009. There was one fatality in 2009, caused by a fall of ground (2008: 1). The
“White Flag Day Every Day” and “It’s OK to Stop” campaigns were the two major contributors to improved safety. Other safety initiatives include daily shaft-based communication and visibility tours by both management and union leadership.
Management-initiated safety stoppages also had a positive impact on physical conditions underground and on the improved safety performance. Great Noligwa maintained its OHSAS 18001:2007 and ISO 14001 certification in 2009.

Operating review: Gold production fell to 158,000 ounces in 2009 from 330,000 ounces in 2008. The decline in output was due mainly to the transfer of the high-grade SV4 section of the mine to the Moab Khotsong upper mine from July
2008, as well as an underground fire in March and various safety-related stoppages including those requested by both the DMR and mine management. In addition, about 33 panels were affected by the intersection of complex, unexpected geological structures, which limited mining flexibility and development. Yield declined by 22 percent, mainly because of the transfer of the high-grade SV4 section to Moab Khotsong and the lower grades mined due to the limited flexibility.

Total cash costs for the year rose to $791 per ounce (2008: $458 per ounce). This increase was mainly the result of lower production volumes and inflationary pressures on wages and power tariffs.

Capital expenditure of $24 million (2008: $26 million) was spent.

Growth prospects: Given that Great Noligwa is a mature operation, it is in the process of converting from conventional scattered mining to pillar and/or remnant mining for the remainder of its operational life. The Vaal Reef, which has been the most economically viable reef at Great Noligwa, is being depleted and the less economical Crystalkop Reef is increasingly being exploited together with the economically viable pillars and remnants containing the Vaal Reef.
Growth opportunities are therefore limited to the possible inclusion of a few Vaal and Crystalkop Reef safety haulage pillars that are not currently part of the reserve. A feasibility study is currently being conducted to determine the viability of establishing alternate routes for men, material, ore and ventilation, to replace these haulages. Should that prove to be successful, these pillars may be mined and will then be included in the 2011 Business Plan.

Kopanang

Description: Kopanang adjoins Great Noligwa and is located close to the town of Orkney on the Free State side of the
Vaal River. The major reef mined at Kopanang is the Vaal Reef, while a secondary reef, the Crystalkop Reef, is mined on a smaller scale. Mining operations are conducted at depths ranging from 1,280 meters to 2,240 meters.

The Kopanang operation comprises a single shaft system. Given the geologically complex orebody occurring at
Kopanang, a scattered mining method is used with the orebody being accessed mainly via footwall tunneling, raised on the dip of the reef and stoped on strike. Kopanang has a gold processing plant that uses both conventional semi-
autogenous grinding and carbon-in-pulp technology. There are two streams of ore into the plant, one of which is fed mainly by Vaal Reef ore while the other is fed exclusively by Ventersdorp Contact Reef ore from Tau Lekoa.

As the ore mined at Kopanang also contains uranium as a by-product, about 40 percent of the Vaal Reef ore mined here is sent to the gold plant at Great Noligwa for uranium extraction.

Safety: There was one fatality at Kopanang in 2009, the result of a fall of ground related accident (2008: 2). The overall safety performance improved during the year with an LTIFR of 11.46 per million hours worked (2008: 12.86), and a

FIFR of 0.07 per million hours worked (2008: 0.14). The mine achieved two significant safety milestones in 2009:
1.5 million fatality-free shifts in March 2009 and 750,000 fatality-free shifts in November 2009. Kopanang ended the year at 954,410 fatality-free shifts. Mitigation strategies were implemented to improve safety performance, to ameliorate risks associated with falls of ground and to improve support standards used in development, horizontal transport and cooling of the work environment. Kopanang won the Safety Shield; Horizontal Transport and Vertical
Transport competitions. The mine retained its OHSAS 18001:2007 certification.

Operating review: Gold production fell to 336,000 ounces in 2009 less than 2008’s production of 362,000 ounces. An
8 percent decline in volumes mined was the major contributor to the decline. Safety-related work stoppages, complex geological structures and insufficient available face length all contributed to the lower volumes.

Total cash costs increased to $408 per ounce (2008: $348 per ounce). This was as a result of lower production as well as inflationary pressures on wages and power tariffs.

The capital expenditure totaled $58m for the year compared to $47m in 2008.

Growth prospects: Four brownfield projects have been identified which could extend the life of Kopanang: Gencor 1
East extension, Crystalkop Reef, the shaft fault area and the ground below current infrastructure on 68 Level.

Moab Khotsong

Description: Moab Khotsong, which began commercial production in January 2006, is located south and south-east of Great Noligwa and Kopanang in the Free State province. The mine was developed principally to exploit the Vaal
Reef. The first phase of this operation included development of a main shaft system, a subsidiary ventilation shaft and three main production levels between 2,600 meters and 3,054 meters below surface. The SV4 section transferred from
Great Noligwa in 2008 and renamed Top Mine, was included in Moab Khotsong’s 2009 results.

Given the known geological complexity of the Vaal Reef, a scattered mining method is employed with haulages, cross cuts and raises pre-developed in a grid system.

Safety: The safety performance at Moab Khotsong deteriorated in 2009. Four fatalities were recorded during the year, three as a result of falls-of-ground and the other a backfill accident. The LTIFR was 14.16 per million hours worked
(2008: 11.98) and the FIFR per million hours worked was 0.29 (2008: 0.08). A safety audit of the entire operation was conducted by external and internal auditors to measure compliance with stoping, and development support standards, as well as the operation of trucks, tramming and explosive controls. The results of these audits were applied to make improvements. Encouragingly, the mine achieved 500,000 fatality free shifts in September 2009, 750,000 fatality-free shifts in November 2009 and ended the year with 907,376 fatality free shifts. The 5-TEEN process was implemented to monitor the worst 15 percent of safety performers. Additional training was provided to refocus attention on the prevention of accidents and the importance of working to established safety standards. Quarterly safety presentations were also held to reinforce overall compliance with group-wide safety protocols. By year-end, all employees had received risk assessment training. Moab Khotsong received eight Section 54 directives from the Department of Mineral
Resources during the course of the year, resulting in the loss of 26 production shifts. The mine successfully completed part one of the OHSAS first advance assessment in January 2009 with the second part conducted in July 2009. The mine also successfully maintained its ISO 14001 certification after a re-assessment audit was conducted by DQS during
July 2009.

Operating review: Great Noligwa’s SV4 section was incorporated into Moab Khotsong as the Top Mine from July 2008 and combined with a ramp-up in Middle Mine production resulted in an increase in production to 247,000 ounces in
2009 from 192,000 ounces in 2008. The grades mined increased by 1 percent to 9.36g/t and volumes treated increased by 28 percent, due mainly to the Top Mine’s inclusion as well as ramp-up activities in the Middle Mine.
Production was, however, hampered by safety, and mining, related stoppages and unexpected geological occurrences which affected production at the Middle Mine. The latest geological modeling indicates that more Ore Reserve development will be necessary to access the orebody.

Total cash costs increased to $421 per ounce due to higher labor and power costs, partially offset by higher production
(2008: $375 per ounce).

Capital expenditure for the year totaled $104 million (2008: $89 million).

Growth prospects: The feasibility study for the optimal extraction of the orebody within the lower mine area of Moab
Khotsong, beneath the farm Zaaiplaats, is complete. The project extends the mine’s life and involves its deepening from
101 to 115 level. This project is estimated to access 160,000 kilograms (5.14Moz) and is expected to go to the board for approval during 2010 and a development start date in 2011.

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

The Tau Lekoa operation comprises a twin-shaft system. Because of its geologically complex orebody, a scattered mining method is used at Tau Lekoa with the orebody being accessed via footwall tunneling. Stoping takes place on strike. There are currently seven shaft levels with an average of 70 panels in operation. Tau Lekoa employs hydro-
power as its primary source of energy.

Ore mined at Tau Lekoa is processed and treated in preparation for gold extraction at the Kopanang gold plant.

On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell, with effect from January 1, 2010, the
Tau Lekoa mine, together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas, to Simmer &
Jack Mines Limited (Simmers). On November 25, 2009, AngloGold Ashanti announced that the closing of the sale may be delayed pending approval by the South African Department of Mineral Resources (DMR) of the transfer of the applicable mining rights, the only remaining condition to the sale. AngloGold Ashanti and Simmers have subsequently agreed to extend the deadline for the completion of the transaction from March 31, 2010 to September 30, 2010, to allow for a further possible delay in closing pending the approval of the DMR. Closing of the transaction is anticipated to occur before September 30, 2010.

Safety: There were two fatalities at Tau Lekoa (2008: 0), one caused by a locomotive accident and the other a seismic fall of ground. Consequently, the FIFR per million hours worked deteriorated to 0.25 while the LTIFR improved to
15.68 per million hours worked (2008: 16.57). The mine achieved a million fatality-free shifts on February 3, 2009 for the first time ever in its 24-year history. Tau Lekoa continued with its “Pathway to Success” campaign to enhance safety performance with an emphasis on AngloGold Ashanti’s four key strategic safety areas. Seven Section 54 directives were issued by the DMR, each lasting two days. Section 54 of South Africa’s Mine Health and Safety Amendment Act
2008 orders the closure of a shaft or mining area deemed unsafe. These stoppages related to various factors including appropriate entry examinations for miners, temporary and permanent support standards, signaling devices and geological features. Tau Lekoa retained its OHSAS 18001 and ISO 14001 certification.

Operating review: Gold production declined from 143,000 ounces in 2008 to 124,000 ounces in 2009. This was largely attributable to grade recovery which decreased to 3.32g/t, a consequence of mining activities being focused towards the lower grade boundary.

Total cash costs rose to $718 per ounce from $524 per ounce in 2008. This was mainly attributable to the lower production as well as inflationary pressures on wages and consumables.

Capital expenditure for the year totaled $17 million (2008: $18 million).

Growth prospects: On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell the Tau Lekoa mine to Simmer & Jack Mines Limited.

Vaal River Surface

Description
The resources of AngloGold Ashanti South Africa’s surface operation include the waste rock dumps and tailings storage facilities. Dedicated surface-source treatment plants together with spare capacity at the primary gold plants in the area are used to treat material from the waste rock dumps and tailings storage facilities. These dedicated surface plants are the Mispah Gold Plant, which treats material from the Great Noligwa waste rock dump, and the East Gold Acid & Float
Plant which treats material from the sulfur pay dam. As at December 31, 2009, surface Ore Reserve totaled 1.9 million ounces.

Safety: The LTIFR increased during the year from 1.18 per million hours worked in 2008 to 1.73 in 2009. OHSAS
18001 and ISO 14001 re-certifications were obtained during 2009. A total of 307 “white flag days” was achieved during
2009. A white flag day signifies an injury-free, 24-hour period on an individual operation. Six plants achieved more than
200 consecutive white flag days. Ten plants have currently achieved more than the benchmark of 31 consecutive white flag days. The principles of the “It’s OK to Stop’’ working in a workplace considered unsafe were communicated to all employees of the division during the year. Work was stopped 34 times.

Operating review: Gold production increased from 92,000 ounces in 2008 to 164,000 ounces in 2009. Reduced reef deliveries from the mines, as well as the decision to operate the plant over public holidays, resulted in greater volumes of waste rock being treated.

Total cash costs decreased from $446 in 2008 to $378 per ounce, mainly a result of the increased production. This was partially offset by inflationary pressures on labor, consumables and power.

Capital expenditure for the year at the surface operations totaled $3 million (2008: $1 million).

•         West Wits operations

Description: The Mponeng, Savuka and TauTona mines are situated on the West Wits Line, near the town of Merafong
(formerly Carletonville), straddling the border of Gauteng and North West Province. Mponeng has its own gold processing plant, while the Savuka and TauTona operations share a plant.

Together the West Wits operations produced 768,000 ounces (2008: 980,000 ounces) of gold, equivalent to 42 percent of the Southern Africa region’s production and 17 percent of group production.
Operating and production data for West Wits operations
Mponeng
Savuka
TauTona
2009
Pay limit (oz/t)
0.25 0.78 0.74
Pay limit (g/t)
8.53 26.74 25.33
Recovered grade (oz/t)
0.253 0.159 0.213
Recovered grade (g/t)
8.66 5.45 7.29
Gold production (000 oz)
520 30 218
Total cash costs ($/oz)
(1)
331 1,133 532
Total production costs ($/oz)
(1)
404 1,400 766
Capital expenditure ($ million)
109 13 57
Employees
(2)
5,926 1,019 3,842
Outside contractors
(2)
103 35 451
2008
Pay limit (oz/t)
0.22 0.43 0.44
Pay limit (g/t)
7.61 14.91 15.05
Recovered grade (oz/t)
0.292 0.183 0.253
Recovered grade (g/t)
10.02 6.28 8.66
Gold production (000 oz)
600 66 314
Total cash costs ($/oz)
(1)
248 424 373
Total production costs ($/oz)
(1)
327 515 519
Capital expenditure ($ million)
86 11 60
Employees
(2)
5,482 1,179 3,849
Outside contractors
(2)
203 45 774

Mponeng
Savuka
TauTona
2007
Pay limit (oz/t)
0.23 0.40 0.40
Pay limit (g/t)
7.83 13.72 16.11
Recovered grade (oz/t)
0.277 0.195 0.282
Recovered grade (g/t)
9.50 6.69 9.67
Gold production (000 oz)
587 73 409
Total cash costs ($/oz)
(1)
264 397 318
Total production costs ($/oz)
(1)
356 466 474
Capital expenditure ($ million)
86 9 71
Employees
(2)
5,126 1,063 4,160
Outside contractors
(2)
435 80 832
(1)    Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(2)     Average for the year.
Mponeng

Description: Mponeng is situated between the towns of Merafong and Fochville on the border between Gauteng and
North West Province, southwest of Johannesburg. The mine exploits the Ventersdorp Contact Reef (VCR) at depths varying between 2,400 meters and 3,600 meters below surface, where a sequential grid mining method is employed.
Access to the reef is from the main haulage and return airway development, with cross-cuts developed every
212 meters to the reef horizon. Raises are then developed on-reef to the level immediately above and the reef is stoped-out on strike. The Mponeng lease area is constrained to the north by the TauTona and Savuka mines, to the east by Gold Fields Limited’s Driefontein mine and to the west by Harmony Gold Mining Company Limited’s Elandsrand mine. No mining takes place to the south.

Mponeng comprises a twin-shaft system housing two vertical shafts and two service shafts. Ore is treated and smelted at the mine’s gold plant which has a monthly capacity of 160,000t. The plant uses two semi-autogenous (SAG) mills to process the ore and the gold is extracted by means of carbon-in-pulp (CIP) technology.

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

Safety: There were three fatalities at Mponeng during the year (2008: 2), one caused by a locomotive accident, the second by a fall of ground and the third a snatch-block incident. The FIFR for the year was 0.20 per million hours worked (2008: 0.14) and the LTIFR 11.44 (2008: 11.44). The mine embarked on a number of parallel safety initiatives in 2009, including “Goldsafe days”; team-based processes; mass open-air meetings; monthly miner, artisan, team leader and safety representative meetings; and the ongoing reinforcement of the “It’s OK to Stop” principle to all employees. Mponeng was closed twice after the issue of Section 54 directives by the DMR. In both cases, the mine was re-opened after three days following close consultation between management and the DMR. Occupational health and safety assessments for OHSAS 18001 certification were conducted in January and July 2009, with Mponeng retaining accreditation on both occasions.

Operating review: Mponeng’s gold production decreased from 600,000 ounces in 2008 to 520,000 ounces in 2009. A
14 percent decline in grade contributed to the lower output and resulted from the variability of VCR grade, changes to the mining mix and a 4 percent reduction in face length.

Total cash costs rose to $331 per ounces (2008: $248 per ounce) as a result of lower gold production and the impact of inflation on power, labor, support and stores. In addition, Mponeng utilized excess labor from Savuka for backlog equipping, following the seismic incident during May 2009.

Total capital expenditure for the year totaled $109 million (2008: $86 million).

Growth prospects: There are currently two growth projects under way at Mponeng.

Carbon Leader Reef Project below 120: This project involves accessing the Carbon Leader Reef (CLR) about
900 meters below the VCR which is currently being mined. It will also access the VCR below the current infrastructure on levels 126 to 141. Further work on this project is ongoing and was not presented for formal approval to the board in
July 2009 as previously reported, as additional geological drilling was deemed necessary to reduce risk. The estimated capital expenditure for this project has increased to R17 billion and production forecasts increased to around 14 million ounces of gold with the inclusion of the VCR area below 126 level into this project. The project is to be presented to the board for approval in November 2010 and if approved development could begin in June 2011.

Ventersdorp Contact Reef (VCR) below 120 Project: Development is ahead of schedule and in line with the project plan. Ongoing progress on this project resulted in Mponeng becoming the deepest mine in the world in January 2009.
The estimated completion date for the project is 2013 with full production planned for 2015. The project is anticipated to recover 2.87Moz of gold at a cost of $250 million.

Savuka

Description Savuka is situated on the West Wits line in the province of Gauteng, approximately 70km southwest of
Johannesburg, and lies close to the town of Merafong in North West Province. This operation currently extracts both the
Carbon Leader Reef (CLR) at between 3,137 meters and 3,457 meters below surface and the Ventersdorp Contact
Reef (VCR) at 1,808m below surface. The Savuka lease area is constrained to the north and northwest by DRDGOLD
Limited’s Blyvooruitzicht Mine, to the east by TauTona, to the west by Harmony’s Elandsrand mine and to the south by
Mponeng.

Safety: There was one fatality during the year as a result of seismic activity (2008: 1). The FIFR increased year-on-year to 0.40 per million hours worked (2008: 0.33), while there was an encouraging improvement in the LTIFR to 7.62 per million hours worked in 2009 (2008: 15.20). Following the fatal accident, the mine received one Section 54 directive which was lifted three days later. The mine continued with the implementation of the parallel safety initiatives which commenced in 2008, including “Goldsafe” days; team-based processes; mass open air meetings; and monthly miner, artisan, team leader and safety representative meetings. Savuka also participated in the successful rollout of the “It’s
OK to Stop” campaign. In addition, various internal safety audits were conducted to enable management to address and mitigate the risks identified in the process. OHSAS 18001 assessments were conducted in January and July 2009, with
Savuka retaining its certification on both occasions.

Operating review: Savuka’s operations for the year were severely hampered by a seismic event in May 2009 which resulted in production being suspended for the remainder of the year. As a consequence, gold output declined to
30,000 ounces in 2009 from 66,000 ounces in 2008.

Total cash costs rose to $1,133 per ounce (2008: $424 per ounce), due primarily to the decrease in production and repairs to damaged underground infrastructure. An insurance claim, which includes normal business interruption and material damage, has been lodged and is expected to be processed in 2010. Savuka produced 432 kilograms
(14,000 ounces) during the first quarter of 2009, the last quarter of full production before the seismic event occurred.

Capital expenditure increased to $13 million in 2009 (2008: $11 million)

Growth prospects: Once access to the CLR horizon has been re-established in the second quarter of 2010, exploration and drilling programs will continue to determine the extent and accessibility of the extensive resource to the west of current mining activities and to identify potential mining prospects.

TauTona
Description: TauTona lies on the West Wits line, just south of Merafong in North West Province and about
70 kilometers southwest of Johannesburg. Mining at TauTona takes place at depths ranging from 1,850 meters to
3,450 meters. The mine has a three-shaft system and is in the process of converting from long wall mining to scattered grid mining. TauTona consists of a main shaft system supported by secondary and tertiary shafts.
TauTona shares a processing plant with Savuka, which currently has a modularized monthly capacity of 180,000t. The plant uses conventional milling to crush the ore and a CIP plant to treat the ore. Once the carbon has been removed from the ore it is transported to the gold plant at Mponeng for elution electro-winning, smelting and the final recovery of the gold.
Safety: One fatality occurred at TauTona during the year (2008: 4), which was the result of a shaft accident. The FIFR per million hours worked decreased to 0.10 from 0.35 in 2008, while the LTIFR per million hours worked improved to
13.04 from 13.46 in 2008. TauTona has implemented measures such as the “5-TEEN” campaign and adopted the
Mining Industry Occupational Safety and Health (MOSH) system to enhance safety performance at the mine.
Operationally, the mine upgraded infrastructure and changed from long wall mining to sequential grid mining to address safety considerations. The mine continued with the implementation of the parallel safety initiatives begun in 2008, including, among others, the ongoing rollout of the “It’s OK to Stop” principle to all employees, the “White Flag Day”
drive, the “Laduma for Safety” campaign and wellness days. During October, management completed a full risk assessment of the entire shaft system and emergency escape routes to neighboring Mponeng and Savuka mines. All escape routes were declared safe and found to be in order. Emergency escape and refuge bay procedures were updated. TauTona has demonstrated continued improvements regarding OHSAS 18001 and maintained its certification following audits conducted in January and September 2009. TauTona also achieved one year free of fatalities caused by falls of ground and was the winner of the AngloGold Ashanti fall-of-ground competition.
Operating performance: Production at TauTona for 2009 was affected largely by closure of the shaft due to a risk assessment of the entire shaft system and emergency escape routes in October 2009. This resulted in the cessation of production activities until January 2010 while underground infrastructure was inspected and repaired where necessary.
As a consequence, gold production declined to 218,000 ounces in 2009 compared with 314,000 ounces in 2008. In addition, the decision to stop mining the Carbon Leader Reef shaft pillar before its scheduled conclusion and the suspension of mining at two long walls, owing to the geological nature of the area, contributed further to the decline.
Total cash costs increased to $532 per ounce in 2009 from $373 per ounce in 2008 as a result of reduced production and inflationary pressures on wages, power and consumable costs.
Capital expenditure for the year was $57 million from $60 million in 2008.
Growth prospects: CLR Below 120 level project: The project scope has been revised and now entails the development of a single decline to 123 level to access 250,000 ounces of gold. If approved by the board in November 2010, development will commence in 2011, with first production in 2015.

NAMIBIA

AngloGold Ashanti has one mining operation in Namibia, Navachab, which produced 65,000 ounces of gold in 2009, equivalent to 3 percent of the Southern Africa region’s production and 1 percent of group production.

Description: Navachab Gold Mine is situated near the town of Karibib, some 170km northwest of the capital
Windhoek, and 171 kilometers inland on the southwest coast of Africa. Navachab, which began operations in 1989, is an open-pit mine with a processing plant which includes mills, carbon-in-pulp and electro-winning facilities, with a monthly capacity of 120,000 tonnes.

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

Safety: Navachab experienced its first fatal accident since the start of operations when a drill-rig operator was fatally injured in a tramming accident on June 2, 2009. Contractor drilling operations were halted for a month to ensure all risk and safety aspects of the operation were thoroughly addressed. As a result of the review, drilling contractors will be required to use only rigs with enclosed cabs to prevent a reoccurrence of this incident. Two safety interventions involving the entire workforce were held during the year to ensure improved performance. The FIFR for 2009 was
0.67 per million hours worked (2008: 0) with an LTIFR for the year of 2.02 (2008: 0). OHSAS 18001 assessments were conducted in July and December 2009, with Navachab retaining its certification on both occasions.

Operating review: Gold production at Navachab declined from 68,000 ounces in 2008 to 65,000 ounces in 2009. The decline in production was a result of the 14 percent decrease in tonnes treated, caused by harder footwall material.

Total cash costs rose to $677 ounce from $559 per ounce in 2008, as a result of higher labor, power costs and rising contractor fees. This was compounded by the decline in gold production.

Capital expenditure for the year totaled $20 million (2008: $12 million).

Growth prospects: Construction of the DMS plant remained on schedule and the training of operators was completed.
Commissioning of the plant is scheduled for the first quarter of 2010, and will result in improved production by increasing grade. Long-lead items for the filtration plant were ordered in 2009 and construction of the new filtration plant will begin in 2010 to provide the second tailings storage facility (TSF) ahead of 2011, when the existing TSF is due to reach capacity. The filtration plant will ensure cost savings on detoxification chemicals and will allow for the additional recovery of water from the plant. The plant will also negate the inherent safety, health and environment risks associated with a TSF. Optimization work on the western pushback continues in order to maintain annual gold production of between 100,000 ounces to 120,000 ounces. Evaluation of a further expansion to add 700,000 ounces of gold to reserves is at the scoping stage. The exploration strategy has also been adjusted to optimize the sequence of mining.
Operating and production data for Navachab
2009
2008
2007
Pay limit (oz/t)
0.051
0.04
0.04
Pay limit (g/t)
1.55
1.29
1.22
Recovered grade (oz/t)
0.046
0.042
0.046
Recovered grade (g/t)
1.58
1.43
1.56
Gold production (000 oz) 100 percent
65
68
80
Total cash costs ($/oz)
(1)
677
559
475
Total production costs ($/oz)
(1)
(1)
723
632
525
Capital expenditure ($ million) 100 percent
20
12
6
Employees
(2)
578
482
409
Outside contractors
(2)
(2)
-
-
-
Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see
“Item 5A.: Operating results – Total cash costs and total production costs”.
Average for the year.

CONTINENTAL AFRICA

AngloGold Ashanti has seven mining operations in its Continental Africa region:

•     Iduapriem and Obuasi in Ghana;
•     Siguiri in Guinea;
•     Morila, Sadiola and Yatela in Mali; and
•     Geita in Tanzania.

In addition, AngloGold Ashanti has had an active greenfields exploration programme in the Democratic Republic of the
Congo (DRC), with the most promising prospects being the Mongbwalu concession and the Kibali joint venture with
Randgold Resources and the DRC government. This is in addition to the brownfields exploration being conducted in and around its existing operations.

Combined attributable production from these operations declined by 3 percent to 1.52 million ounces of gold in 2009, equivalent to 33 percent of group production (2008: 1.56 million ounces). In all, they employed 14,689 people, including contractors, 473 less than in 2008. Total attributable capital expenditure for the region was $176 million, a decrease of
29 percent on the $248 million spent in 2008. The bulk of this was spent at the Ghanaian operations and at Obuasi in particular.
OBUASI
Sulfide
Treatment Plant
Tailings
Treatment Plant
Oxide Treatment
Plant
Iduapriem
Capacity (000 tonnes/month) 200 200 150 375

Iduapriem

Description: The Iduapriem mine, wholly owned by AngloGold Ashanti since September 2007, comprises the
Iduapriem and Teberebie properties. The Iduapriem mine is situated in the western region of Ghana, some
70 kilometers north of the coastal city of Takoradi and 10 kilometers southwest of Tarkwa. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP) plant.

Geology: The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralization is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

Safety: The LTIFR of 1.32 per million hours worked improved from the 1.63 reported in 2008. Iduapriem maintained its
OHSAS 18001 certification after a successful surveillance audit in January 2009. Safety interventions initiated in 2009 included additional risk assessment training, safety leadership training, near-miss reporting, the introduction of management-led safety observation tours and the promotion of an interdependent safety culture.

Operating review: Gold production declined to 190,000 ounce in 2009 from the 200,000 ounces in 2008. This was mainly a result of downtime associated with the breakdown of the SAG2 mill, as well as flooding of the Block 7 and 8 pits, after excessive rainfall. This was countered by the commissioning of a new crusher plant at Teberebie, the addition of a second ball mill and a new thickener which contributed positively to production. The grade mined declined by
2 percent as flooding in the pits limited access to certain high-grade areas. Plant recoveries improved by 2 percent, mainly as a result of the installation of a multi-mix, oxygen-injection system and an upgraded oxygen plant. The expansion project to increase annual plant capacity to 4.3Mt was commissioned at the end of April 2009.

Total cash costs increased from $625 per ounce in 2008 to $658 per ounce in 2009, despite decreases in power tariffs and the price of fuel. The benefits of these price declines were offset by an increase in mining contractor costs, which was a consequence of higher volumes of waste mined.

Total capital expenditure for the year was $28 million (2008: $54 million).

Growth prospects: While the mine has limited growth prospects on surface, the recent surge in the gold price has led to renewed interest in evaluating the considerable low-grade mineralized material in the Tarkwaian conglomerates that extend below the economic limits of the existing pits. Work is currently under way to determine if there is an economic justification to support underground mining.

Community and environment: Community and environmental concerns remain priorities at Iduapriem, especially regarding the relocation of villages and people. Maintenance of the existing tailings storage facility (TSF) is of particular concern. The failure of a section of a retaining wall at the existing TSF has emphasized the importance of managing these concerns correctly and extensive engagement has taken place with the community on the matter. Operations at the Iduapriem mine have, from February 11, 2010, been temporarily suspended to allow for completion of discussions with governmental agencies to finalize permitting for the construction of a new tailings facility as a particular priority, following a directive from the Environmental Protection Agency to decommission the existing TSF in early 2010.
Iduapriem maintained its ISO 14001 certification. The mine applied to the ICMI for temporary withdrawal from certification to the cyanide code due to a single instance of non-compliance related to the cyanide mixing and storage facility. A new cyanide storage facility is planned for construction in 2010. A new application will be made to the ICMI during the middle of 2010, once a contractor has been appointed to build the new facility. Iduapriem’s alternative community livelihood program has been commended by local authorities.

Operating and production data for Iduapriem
2009
2008
2007
(4)
Pay limit (oz/t)
0.04 0.04 0.06
Pay limit (g/t)
1.45 1.43 1.66
Recovered grade (oz/t)
(1)
0.050 0.051 0.054
Recovered grade (g/t)
(1)
1.72 1.76 1.85
Gold production (000 oz) 100 percent
190 200 185
Gold production (000 oz) 100 percent
(4)
190 200 167
Total cash costs ($/oz)
(2)
658 625 497
Total production costs ($/oz)
(2)
795 740 653
Capital expenditure ($ million) 100 percent
28 54 24
Capital expenditure ($ million) 100 percent
(4)
28 54 23
Employees
(3)
727 732 721
Outside contractors
(3)
720 1,048 602
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
Obuasi

Description: Obuasi, wholly owned by AngloGold Ashanti, is located in the Ashanti region of southern Ghana, approximately 60 kilometer south of Kumasi. It is primarily an underground mine, operating at depths of up to
1,500 meters, though some surface mining does occur. Historically, three treatment plants have processed the ore: a sulphide plant treats the ore from underground; a tailings plant undertakes tailings reclamation; and an oxide plant is used to batch treat remnant open-pit ore and stockpiles.

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

Safety: There was one fatality during the year (2008: 2) caused by an accident involving machinery. The FIFR improved to 0.04 per million hours worked from 0.1 in 2008. The LTIFR rose to 2.91 per million hours worked from
2.10 in 2008. Obuasi has drawn up a strategy to improve safety performance focused on four interlinked goals;
processes that ensure accountability and drive performance; effective employee dialogue and engagement; improving health and safety systems; and a health and safety support function that fits the needs of the organization. This strategy will be implemented in 2010.

Operating review: Gold production improved to 381,000 ounces from 357,000 ounces in 2008, due largely to improved grade control which led to an increase in head grade to 5.85g/t from 5.65g/t. This was complemented by better recoveries resulting from the turnaround initiatives implemented in the plant. The increase in production was achieved despite extensive flooding of the underground workings in July 2009 and the collapse of two main leach tanks at the oxide treatment plant earlier in the year. Ore Reserve development meters declined by 5 percent as a result of flooding underground and the poor availability of contractor equipment. This reduced mining flexibility in the latter part of the year affected delivery of the required throughput to the sulfide treatment plant. Progress was made with the implementation of the turnaround project which is aimed at stabilizing and returning the operation to profitability. The number of mining areas was consolidated and the mine development contractor included in discussions on improving safety and efficiency and the introduction of mechanized development crews in selected areas. Mining methods have been changed to reduce waste and increase stope length and minimize capital expenditure over the life of the operation. The tailings/sulfide treatment plant was commissioned, using tailings from the existing plant. This has increased monthly flotation treatment capacity by 180,000t.
Total cash costs remained steady at $630 per ounce (2008: $636 per ounce). The main contributor was the saving in power tariffs, which was partially offset by increases in labor costs and the once-off settlement of historical claims.
Capital expenditure amounted to $94 million for the year, (2008: $112 million).
Growth prospects: The TSP flotation plant was commissioned towards the end of 2009. The re-commissioning of
SAG2 to increase tonnes is planned for the end of July 2010. Further, the Deeps development on level 50 for both the
Kwesi Mensah and Brown Sub-Vertical Shaft and the exploration drilling on level 50 platform, were suspended because of the flooding in July 2009. These activities are to be resumed in the early part of the fourth quarter of 2010. The transformation strategy for Obuasi is ongoing with the objective of stabilizing the current production levels and assessing the growth potential between 2012 and 2020. This strategy includes increasing tonnage from underground and throughput of the South Treatment Plant.
Community and environment: The mine successfully completed a socio-economic study of the Obuasi mining community with the assistance of a consortium of consultants. The aim of the study was to determine past and future impacts on the community in order to improve the management of these impacts and to develop better community engagement strategies. The company’s highly acclaimed malaria control program, which has led to a 74 percent reduction in the incidence of malaria within the environs of Obuasi, received another major boost with the signing, in
December, of an agreement to provide funding of up to $130 million with a Swiss-based global fund to roll out a similar program in 40 other districts within Ghana. The company also successfully maintained its ISO 14001 conformity assessment certification following a comprehensive compliance audit conducted in December 2009. Obuasi withdrew from the Cyanide Code owing to infrastructure modifications needed to meet Code requirements. The mine will rejoin the Code as soon as possible. On March 30, 2010, AngloGold Ashanti suspended the operation of gold processing at
Obuasi, pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge. Details of the strategy have been submitted to the EPA.
Operating and production data for Obuasi
2009
2008
2007
Pay limit (oz/t)
(1)
0.21 0.29 0.28
Pay limit (g/t)
7.26 9.35 8.49
Recovered grade (oz/t)
(1)
0.151 0.127 0.129
Recovered grade (g/t)
5.18 4.37 4.43
Gold production (000 oz)
381 357 360
Total cash costs ($/oz)
(2)
630 636 464
Total production costs ($/oz)
(2)
848 863 739
Capital expenditure ($ million)
94 112 94
Employees
(3)
4,408 4,259 4,672
Outside contractors
(3)
1,351 1,463 1,554
(1) Pay limits and recovered grade refer to underground ore resources.
(2) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(3) Average for the period.

GUINEA

AngloGold Ashanti has one gold mining operation, Siguiri, in the Republic of Guinea.

SIGUIRI

Description: AngloGold Ashanti has an 85 percent interest in Siguiri, with the government of Guinea holding a
15 percent stake. The Siguiri mine is a conventional open-pit operation situated in the Siguiri district in the northeast of the Republic of Guinea, West Africa, about 850 kilometer from the capital city of Conakry. All mining is undertaken by a contractor and the ore is processed using a carbon-in-pulp (CIP) process. Siguiri hosts structurally controlled mineralization within a deeply weathered saprolite profile.

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

The mineralized rocks have been deeply weathered to below 100 meters in places to form saprolite or SAP mineralization. With the percentage of available CAP ore decreasing, a carbon-in-pulp (CIP) plant is used to treat predominantly SAP ore.

Safety: There was one fatality at the mine during the year, as a result of a machinery accident. Safety remained a key priority at Siguiri during 2009 with an LTIFR of 0.47 per million hours worked being recorded (2008:0.42) and a FIFR of
0.16 (2008: 0). Total injuries reflected a 48 percent improvement year-on-year. ‘Safety is our First Value’ was re-
launched to focus the attention of workers on all matters related to their welfare. Production breaks were implemented across the entire operation to acknowledge all those injured. The safety flagging system introduced in 2008 continued to prove useful in promoting and communicating safety information. The baseline risk assessment was revised in accordance with OHSAS 18001 standards during the year and an OHSAS surveillance audit is scheduled for early
2010.

Operating review: Attributable gold production declined to 316,000 ounces compared to the record 333,000 ounces produced in 2008. The decline in output in 2009 was a consequence of the lower grade areas mined following depletion of the high-grade Santchoro and Bidini pits during the year. Production was also affected by the loss of nine days of operation following various stoppages during the year ordered by the Government of Guinea and certain issues raised by the community. The CIP plant maintained its excellent performance with the volumes treated by the mill increasing from 10.1 million tonnes in 2008 to 10.4 million tonnes in 2009. The reduced recovery rate resulted from the processing of transitional ore stockpiles, sourced from the bottom of the exhausted pits, which were of a higher grade but had lower recoveries.

Total cash costs rose to $513 per ounce from $468 per ounce in 2008, due to higher labor and consumable costs.

Attributable capital expenditure for the year totaled $22 million (2008: $18 million).

Growth prospects: Brownfield exploration targets identified outside the current mining blocks will be drilled during
2010 and 2011 to enable Siguiri to maintain current mining volumes and increase reserves. Drilling is also under way to target fresh ore below the bottom of most of the active pits and is scheduled for completion by the end of 2011, after which metallurgical testing and a feasibility study will be conducted to investigate ways of processing this hard, sulfidic ore. Should this study confirm the positive results of the plant expansion conceptual study completed in 2009, annual production throughput could increase by up to 3Mt, yielding a further 150,000 ounces (attributable) by 2013. Additional greenfields exploration in the outer blocks will continue in coming years and is expected to be completed by 2013.

Community and environment: Community and government relations were more challenging in 2009 than in 2008, following the change in the country’s leadership in December 2008. Of the various community issues, the most significant was a two-day demonstration by residents of Siguiri town following electricity supply interruptions caused by a faulty circuit breaker. The Government of Guinea placed a temporary embargo on the export of gold which, following submissions to the relevant authorities, was lifted at the end of June 2009, when normal shipments resumed. A month’s worth of production was shipped from the country during the first week of July alone. During the period of the export embargo, production at Siguiri continued uninterrupted. At the end of June, the company agreed with the Government of Guinea on the nature and protocols of an environmental fund related to the mine’s existing $27 million provision for environmental rehabilitation of the Siguiri mine. The company agreed to an advance payment of $10 million of its existing provision after receiving an undertaking from the government that the funds be used solely for the environmental rehabilitation of the Siguiri mine and that the payment be offset against the balance of AngloGold
Ashanti’s future environmental liabilities. Siguiri retained its ISO 14001 certification. The mine was audited against the
Cyanide Code during 2009 and was awaiting notification of its certification status at the time of publication.
Operating and production data for Siguiri
2009
2008
2007
Pay limit (oz/t)
0.02 0.03 0.03
Pay limit (g/t)
0.71 0.93 0.95
Recovered grade (oz/t)
(1)
0.032 0.035 0.031
Recovered grade (g/t)
(1)
1.11 1.20 1.05
Gold production (000 oz) – 100 percent
372 392 330
Gold production (000 oz) – 85 percent
316 333 280
Total cash costs ($/oz)
(2)
513 468 471
Total production costs ($/oz)
(2)
601 565 629
Capital expenditure ($ million) – 100 percent
26 22 21
Capital expenditure ($ million) – 85 percent
22 18 18
Employees
(3)
1,492 1,489 1,537
Outside contractors
(3)
1,481 1,444 1,380
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

Morila (attributable 40 percent)

Description: The Morila mine is situated some 180 kilometer southeast of Bamako, the capital of Mali. Mining of the single open pit was completed in April 2009. The operation is currently treating low-grade stockpiles and will continue to do so until 2013. The plant at Morila, which incorporates a conventional carbon-in-leach (CIL) process with an upfront gravity section to extract the free gold, has throughput capacity of 4.2Mtpa which has been enhanced to 4.3 Mtpa. The
Morila mine is 80 percent owned by Morila Limited, a joint venture in which AngloGold Ashanti and Randgold
Resources Limited each have a 50 percent stake giving AngloGold Ashanti an effective stake of 40 percent in Morila.
The Government of Mali owns the remaining 20 percent. Randgold Resources manages the Morila mine.

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

Safety: The safety statistics are reported by Randgold Resources, the operators of the mine.

Operating review: Gold production in 2009 declined to 137,000 attributable ounces from 170,000 attributable ounces in 2008, due mainly to an 81 percent drop in volumes mined following depletion of the open-pit resource during April and the subsequent treatment of low-grade stockpiles.

Total cash costs increased by from $424 per ounce in 2008 to $526 per ounce, due to the lower level of gold production and significant increases in reagent costs and metallurgical stores. Overheads at Morila reduced by 20 percent.
Employee numbers at the operation declined because of the cessation of mining and the replacement of the mining contractor with a stockpile re-handling contractor. To ameliorate the impact of the job losses at the mine, Morila collaborated with a micro-finance company to develop and implement a program to provide capital for those affected by the reduction of the workforce.

Morila invested $10 million ($4 million attributable) of stay-in-business capital in 2009 (2008: $3 million or $1 million attributable).

Growth prospects: From 2010 to the end of the mine’s life, Morila will continue to treat only low-grade ore. Attributable production is expected therefore to decrease.

Community and environment: No significant environmental incidents were reported during the year. The mine was recertified to ISO 14001 during the year. The bridge over the Bama Koni River, which serves as the main passageway for all communities between Koumantou and Sanso, was renovated by the Morila joint venture during the year. In recognition of this project, the Minister of Mines and the Minister of Infrastructure presided over its opening. Anti-malaria spraying of the mine camp and surrounding villages continued during the year as part of the ongoing malaria control program.
Operating and production data for Morila
2009
2008
2007
Pay limit (oz/t)
0.04 0.06 0.08
Pay limit (g/t)
1.21 2.17 2.46
Recovered grade (oz/t)
0.072 0.090 0.098
Recovered grade (g/t)
2.47 3.08 3.36
Gold production (000 oz) 100 percent
342 425 450
Gold production (000 oz) 40 percent
137 170 180
Total cash costs ($/oz)
(1)
526 424 333
Total production costs ($/oz)
(1)
577 500 406
Capital expenditure ($ million) 100 percent
10 3 1.3
Capital expenditure ($ million) 40 percent
4 1 0.5
Employees
(2)
518 605 498
Outside contractors
(2)
535 1,098 1,188
(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(2) Average for the year.
Sadiola (attributable 38 percent and effective December 29, 2009 41 percent)

Description: Sadiola is located in the far southwest of the country of Mali, 77 kilometer to the south of the regional capital, Kayes. Sadiola is a joint venture operation in which, just prior to year-end, AngloGold Ashanti and IAMGOLD each had a 38 percent interest, the Government of Mali, 18 percent, and the International Finance Corporation,
6 percent. On December 29, 2009, AngloGold Ashanti and IAMGOLD purchased the 6 percent stake held by the
International Finance Corporation, increasing their respective stakes in Sadiola to 41 percent each. However,
AngloGold Ashanti’s effective stake in Sadiola for the 2009 financial year was 38 percent. Mining at Sadiola takes place in five open pits and the ore mined is treated and processed in a carbon-in-pulp (CIP) gold plant with a monthly processing capacity of 363,000t.

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
Safety: There was an improvement in the safety performance at Sadiola in 2009. There were no fatalities and just one lost-time injury, giving a much improved LTIFR for the year of 0.21 per million hours worked (2008: 0.87). Sadiola received its OHSAS 18001:2007 certification in June 2009. The safety non-conformities reporting system was fully implemented and there was a reduction in the number of serious accidents involving vehicles and heavy machinery.
Operating review: Attributable production decreased from 172,000 ounces in 2008 to 135,000 ounces in 2009 mainly as a result of a decline in the head grade. The decrease in grade was a result of the depletion of the Sadiola main pit reserves and a shift in mining to the lower grade satellite pits. Grade is expected to continue to decline in 2010 after which it will stabilize. The gravity circuit in the process plant added value to the recovery of difficult high-grade sulfide ore and was also used to treat oxide material. Recoveries of oxide ores improved markedly with soft oxide recoveries reaching 95 percent compared to 93 percent previously. Plans are in place to implement a second gravity circuit in early
2010. Employee numbers increased after recruitment by the exploration and analytical services department, following implementation of an aggressive exploration campaign.
Total cash costs rose from $401 per ounce in 2008 to $489 per ounce in 2009, owing mainly to a decline in production because of the lower grade feed supplied to the process plant and increased mining volumes.
Total capital expenditure for the year was $10 million or $4 million attributable (2008: $8 million or $3 million attributable).
Growth prospects: Sadiola’s future growth is dependent on the success of the deep sulfide project, for which a feasibility study is currently being undertaken. The decision to proceed from pre-feasibility to the feasibility stage was approved by the board in October 2009 with the feasibility study scheduled for completion by October 2010. This project could potentially add 2.9M ounces to Sadiola’s current life-of-mine production profile, of which 1.19 million ounces would be attributable.
Community and environment: During 2009, there were no significant environmental or community related issues.
Furthermore, the surrounding communities in the adjacent villages expressed their acknowledgement of the contribution made by Sadiola and neighboring mines during the official ceremonies held by the regional and local authorities at the opening of the water dams which had been financed by Sadiola and Yatela through the Integrated Development Action
Plan (IDAP). Sadiola retained its ISO 14001 certification. It was certified in significant compliance with the Cyanide
Code.
Operating and production data for Sadiola
2009
2008
2007
Pay limit (oz/t)
0.04 0.07 0.08
Pay limit (g/t)
1.46 2.18 2.46
Recovered grade (oz/t)
0.074 0.100 0.081
Recovered grade (g/t)
2.52 3.42 2.76
Gold production (000 oz) 100 percent
354 453 369
Gold production (000 oz) 38 percent
135 172 140
Total cash costs ($/oz)
(1)
489 401 414
Total production costs ($/oz)
(1)
585 587 479
Capital expenditure ($ million) 100 percent
10 8 16
Capital expenditure ($ million) 38 percent
4 3 6
Employees
(2)
705 634 618
Outside contractors
(2)
827 876 911
(1)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(2)   Average for the year

Yatela (attributable 40 percent)

Description: The Yatela mine is situated some 25 kilometer north of Sadiola and approximately 50 kilometer south-
southwest of Kayes. Ore extraction is conducted from the Yatela main pit as well as from a satellite pit at Alamoutala.
The ore mined is treated by a heap-leach process and the carbon loaded on site. The carbon is then eluted and the gold smelted at nearby Sadiola. Yatela is 80 percent owned by the Sadiola Exploration Company Limited, a joint venture in which AngloGold Ashanti and IAMGOLD each have an interest of 50 percent, giving AngloGold Ashanti an effective stake of 40 percent in Yatela. The Government of Mali owns the remaining 20 percent stake in the mine.

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

Safety: Yatela had an exceptional year in terms of safety performance and recorded zero fatalities and zero lost-time injuries which resulted in an LTIFR of 0 per million hours worked for the year (2008: 1.15). This achievement was mainly due to a combined team effort from the whole workforce focusing on the basic safety as well as the full implementation and adherence to the safety system. OHSAS 18001:2007 certification was achieved in June 2009.

Operating review: Attributable gold production in 2009 rose to 89,000 ounces from 66,000 ounces in 2008, due mainly to a marked increase in the head grade of stacked ore. The high-grade ore came from the targeted areas at the bottom of push-back 7. This phase of the mine will be fully depleted early in 2010.

Total cash costs declined by from $621 per ounce in 2008 to $326 per ounce in 2009, a result of the significant rise in gold production and improved grades, lower fuel prices and a decrease in mining contractor costs resulting from the renegotiation of the contract and the appointment of a new contractor as from July 2008.

Total capital expenditure of $3 million ($1 million attributable) in 2009 (2008: $8 million or $3 million attributable).

Growth prospects: An extensive exploration program was undertaken during 2009 to investigate ways to extend the life of the mine. Early indications are that additional reserves have been found at both Alamoutala and Yatela which will enable the continuation of the mining operation.

Community and environment: There were no significant environmental or community issues. Furthermore, the surrounding communities of the Sekotoko, Kourouketo and Alamoutala villages expressed their acknowledgement of the contribution made by the Sadiola and Yatela mines during the official ceremonies held by the regional and local authorities at the opening of the water dams which had been financed by both operations through the Integrated
Development Action Plan (IDAP). Yatela obtained full ICMI accreditation in terms of the international cyanide management code in August 2009 and retained its ISO 14001 accreditation in November 2009.
Operating and production data for Yatela
2009
2008
2007
Pay limit (oz/t)
0.04 0.04 0.04
Pay limit (g/t)
1.52 1.34 1.37
Recovered grade (oz/t)
0.106 0.078 0.101
Recovered grade (g/t)
3.62 2.66 3.46
Gold production (000 oz) 100 percent
222 165 301
Gold production (000 oz) 40 percent
89 66 120
Total cash costs ($/oz)
(1)
326 621 300
Total production costs ($/oz)
(1)
416 636 342
Capital expenditure ($ million) 100 percent
3 8 5
Capital expenditure ($ million) 40 percent
1 3 2
Employees
(2)
298 305 265
Outside contractors
(2)
505 583 638
(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(2) Average for the year.

TANZANIA

AngloGold Ashanti has one gold mining operation in Tanzania, the Geita gold mine.

Geita

Description: The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about
120 kilometer from Mwanza and 4 kilometer west of Geita Town. The mine is wholly owned and managed by AngloGold
Ashanti. The Geita gold deposit is an Archaean mesothermal orebody, largely hosted in a banded ironstone formation.
It is a multiple open-pit operation with underground potential and is currently serviced by a 5.2Mt per annum carbon-in-
leach (CIL) processing plant.

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

Safety: Safety performance improved at Geita during 2009 with no fatalities being recorded during the year. The LTIFR for 2009 was 0.10 (2008: 0.86) per million hours worked, significantly better than the previous year. A high degree of focus was maintained on safety with specific emphasis on hazard identification and reporting. Further, a motivation scheme was launched which led to a significant decrease in accidents and damage. Geita also maintained its OHSAS
18001 certification.

Operating review: Production at Geita increased to 272,000 ounces of gold in 2009 from 264,000 ounces in 2008.
Significant quarterly improvements were achieved during the course of the year with gold production rising from
44,000 ounces in the first quarter, when output was hampered by a mill breakdown and a general maintenance backlog, to 81,000 ounces in the fourth quarter of the year. Improved mining performance yielded access to higher-grade orebodies in the second half of the year, resulting in an average annual yield of 1.89g/t. Process-plant throughput was still very low at the beginning of the year as a result of the failure in January 2009 of the SAG mill gearbox, together with several other breakdowns in the plant. A focus on asset integrity and the overarching maintenance strategy led to improved plant availability during the year. While Geita continued with owner mining, Ausdrill Tanzania Limited was awarded the drilling-and-blasting contract from July 2009 in order to improve productivity and quality.

A year-on-year increase in total cash costs from $814 per ounce in 2008 to $985 per ounce in 2009 was a result of increases in the cost of key inputs, including that of reagents and mining contractors, as well as unfavorable movements in ore stock piles. These increases were partially offset by a decline in fuel costs. Various turnaround initiatives were implemented at Geita which included the overarching Project ONE, as well as the Business Process Framework (BPF)
and Systems for People (SP). The focus on good operating practice and systems has resulted in enhancements to mining, geological modeling and processing productivity and efficiency. The improvements in mining productivity together with a review of the mining plan have led to a planned rationalization and reduction in the fleet which will be implemented throughout 2010.

Capital expenditure for 2009 totaled $19 million (2008: $53 million).

Growth prospects: Exploration drilling activities during 2009 focused on increasing confidence in the geology of the current operating pits. Infill drilling occurred at Star and Comet (Cut 2), Nyankanga (Cuts 5, 6, and 7), and Geita Hill.
The Star and Comet grade model was updated in June 2009 with the new information adding approximately
70,000 ounces. The Nyankanga resource model was updated in September 2009 and confirmed the current grade estimates. Another update of the Nyankanga grade model is scheduled for the first quarter of 2010 and will incorporate the remaining Cut 7 infill information, the Geita Hill grade model will also be updated. In addition to the above, an airborne geophysics survey was undertaken in the existing areas covered by Geita’s licences and adjacent prospecting rights. A total of 41 targets were delineated. The top 10 priority aero-TEM targets were surveyed using the ground EM
(Max-Min) method. The results of this initiative are pending.

Community and environment: No major environmental incidents occurred and Geita maintained its ISO 14001 certification. Geita was temporarily withdrawn from the Cyanide Code owing to infrastructure modifications needed to meet Code requirements. Geita will rejoin the Code as soon as possible. Close dialogue was maintained with the local
Geita community and areas of concern were addressed. The resolution of land compensation matters is progressing.

Operating and production data for Geita
2009
2008
2007
Pay limit (oz/t)
0.09 0.10 0.09
Pay limit (g/t)
3.08 3.10 3.04
Recovered grade (oz/t)
0.055 0.056 0.059
Recovered grade (g/t)
1.89 1.92 2.01
Gold production (000 oz)
272 264 327
Total cash costs ($/oz)
(1)
985 814 627
Total production costs ($/oz)
(1)
1,191 1,004 817
Capital expenditure ($ million)
19 53 27
Employees
(2)
1,990 2,130 2,304
Outside contractors
(2)
1,196 986 922
(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item
5A.: Operating results – Total cash costs and total production costs”.
(2) Average for the year.
AUSTRALASIA

AngloGold Ashanti’s sole operating asset in Australasia is Sunrise Dam.

The group also has an extensive exploration program underway in Australasia, the most advanced of which is
Tropicana, a joint venture in which AngloGold Ashanti holds 70 percent and the Independence Group NL has

30 percent. Tropicana is managed by AngloGold Ashanti and covers 13,500 square kilometers of tenements. This project is the focus of the group’s exploration activities in Australasia.

Exploration in the Australasia region is also currently being conducted in the Philippines and the Solomon Islands.
Further information on the progress being made here is presented in the Exploration review of this report.
In January 2009, AngloGold Ashanti agreed to sell its 33.33 percent interest in the Boddington project in Australia to its joint venture partner, Newmont Mining Corporation. This project is therefore not covered in this report.

The Australasian operation produced 401,000 ounces of gold in 2009, equivalent to 9 percent of total group production.

AUSTRALIA

SUNRISE DAM

Description: The Sunrise Dam gold mine is located in the northern goldfields of Western Australia, 220 kilometer northeast of Kalgoorlie and 55 kilometer south of Laverton. The mine consists of a large open pit which is now in its thirteenth year of operation, and an underground mine which began operations in 2004. Mining at both operations is conducted by contractors and the ore mined is treated in a conventional gravity and carbon-in-leach (CIL) processing plant which is owner-managed.

Geology: Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittleductile low strain shear zones (for example, Western
Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Safety: Safety performance at Sunrise Dam continued to improve during 2009 with an LTIFR for 2009 of 1.19 per million hours worked (2008: 1.83). Safety leadership training has been the main strategy for both the exploration group and Sunrise Dam over the course of 2009. In addition other strategies being developed are: risk management; values-
based safety leadership; role clarity and personal accountability; open, transparent and learning safety culture and safety systems.

Sunrise Dam is compliant with OHSAS 18001. The mine won the 2009 Chamber of Minerals and Energy Surface
Emergency Response competition as well as receiving a number of awards in the Underground Emergency Response competition later in the year.

Operating review: Production for 2009 decreased from 433,000 ounces in 2008, to 401,000 ounces in 2009. The decline reflects the lower average annual grade of ore processed given that the high-grade Mega pit was completed in
2008. Following the cessation of operations at the Mega Pit, open pit mining continued in the North Wall Cutback as planned. The ore was sourced from a combination of underground and open pit operations with the use of lower grade stockpiles to supplement the ore feed to the plant. Plant productivity initiatives, which resulted in an increase in processing throughput from 3.8Mt to 3.9Mt, helped partially offset the decline in grades.

Underground tonnage expanded at a greater than anticipated rate, increasing by 15 percent, or 103,000 tonnes, to
781,000 tonnes. Mill feed from underground ore yielded approximately 111,000 ounces, contributing 28 percent to total mine production compared with 17 percent, or 73,000 ounces, the previous year. The conversion of the mine's diesel power station to liquified natural gas (LNG) was completed in the first quarter of 2009, enabling Sunrise Dam to benefit for a large part of the year from reduced power costs.

Total cash costs increased to $631 per ounce in 2009 from $559 per ounce in 2008. This rise was broadly in line with expectations and primarily as a result of the lower production base and the cash costs associated with inventory draw down and costs.

Capital expenditure for the year amounted to $31 million compared to $19 million in 2008.

Growth prospects: The North Wall Cutback will continue to supply ore to the plant until mid-2011. Ore from the cutback will be blended with stockpiled ore and ore from the underground mine. Production from the underground mine is expected to continue to increase and as a result a paste fill plant has been constructed to enable larger stopes to be extracted. In addition, continued exploration and advances in geological understanding have resulted in further growth in underground Ore Reserves which increased to 1.2 million ounces (after depletion). The mine’s total Ore Reserve at year-end was 1.73 million ounces.

Community and environment: Sunrise Dam continues to support the Laverton community through its involvement with the Laverton Mining Liaison Committee and Shire Council, representation on the Laverton Leonora Cross Cultural
Association (LLCCA) and the Mt Margaret Mission and Laverton School lunch programs. In support of the development of local indigenous business, Sunrise Dam committed to a new contract during the year with Carey Mining, an indigenous-owned mining contractor. Sunrise Dam continues to maintain its certification to ISO 14001 and the
International Cyanide Code. A mine closure plan is currently in place and waste dumps and paddock tailings dams are progressively rehabilitated in line with this plan.
Operating and production data for Sunrise Dam
2009
2008
2007
Pay limit (oz/t)
0.08 0.09 0.06
Pay limit (g/t)
2.45 2.79 1.76
Recovered grade (oz/t)
(2)
0.084 0.101 0.142
Recovered grade (g/t)
(2)
2.87 3.46 4.86
Gold production (000 oz)
401 433 600
Total cash costs ($/oz)
(1)
631 559 262
Total production costs ($/oz)
(1)
738 665 345
Capital expenditure ($ million)
31 19 30
Employees
(3)
99 77 102
Outside contractors
(3)
356 333 255
(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(2) Open-pit operations.
(3) Average for the year.
Tropicana
Description: The Tropicana joint venture comprises more than 13,500 square kilometers of tenements stretched along more than 300 kilometers of the ancient collision zone between the Yilgarn Craton and the Albany Fraser Province in
Western Australia. The Tropicana Gold Project is located 330 kilometers east-north-east of Kalgoorlie within the northern part of the joint venture area. AngloGold Ashanti holds a 70 percent interest in the Tropicana joint venture and
Independence Group NL holds a 30 percent interest.
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
Operating review and growth prospects: The pre-feasibility study for the Tropicana Gold Project was completed in
July 2009 with the joint venture partners approving the start of a feasibility study which is scheduled for completion by
September 2010. This study considered a wide range of project options and defined a preferred project with the following specifications:
•
Open pit mining of the Tropicana and Havana deposits via a conventional drill-and-blast, truck-and-excavator operation;
•
Ore processing at a rate of 5.5Mt to 6Mt a year, based on a comminution circuit comprising two-stage crushing, high pressure grinding rolls and ball milling, along with a conventional CIL circuit;
•
Development of considerable supporting infrastructure, including construction of 220 kilometer of new roads as well as power infrastructure and communications capacity; and
• A proven and probable reserve on a 100 percent basis totals 45Mt, grading 2.3g/t for 3.3 million ounces.
The key development issues to be addressed in the feasibility study are owner versus contract mining, and diesel versus gas power, using a third party power purchase agreement. The feasibility study will also focus on mine and resource development options to optimize project economics.

The Environmental Impact Assessment was issued for an eight-week Public Environmental Review in September 2009.
Issues raised through submissions received from government agencies and interested stakeholders were being addressed by the Tropicana joint venture late in 2009. It is anticipated that the Public Environmental Review will be completed by mid-2010 and this, in addition to other approvals required, will enable the commencement of project development in the second half of 2010. If approved, development would take about two years and commissioning would begin in 2013. There is potential to increase mine life through additional drilling in the lease area and other nearby prospects. Drilling down-dip indicates that mineralization extends deeper than 800 meters below the open pit.
Further drilling and conceptual level studies are required to evaluate the deeper underground mine development potential.

NORTH AMERICA

AngloGold Ashanti has one mining operation in North America, Cripple Creek & Victor (CC&V) in the state of Colorado in the United States. In 2009, CC&V produced equivalent to 5 percent of group production.

UNITED STATES OF AMERCIA
Cripple Creek & Victor Gold Mining Company (CC&V) is AngloGold Ashanti's sole active operation in the United States.

Cripple Creek & Victor

Description: Located in the State of Colorado in the United States, CC&V's Cresson mine is an open-pit operation which treats extracted ore on one of the largest heap-leach pads in the world. Production at this operation began in 1994.
AngloGold Ashanti holds a 100 percent interest in CC&V, following the successful acquisition, effective July 1, 2008, of a 33 percent stake from Golden Cycle Gold Corporation.

In 2009, construction began on the mine-life extension (MLE) project that will provide four additional years of mine production to the heap-leach pad. Total expenditure associated with this project is expected to be $204 million.

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

Safety: CC&V continued to report an excellent safety performance. The LTIFR for 2009 declined to 4.39 per million hours worked (2008: 4.83). CC&V has maintained a fatality-free record since it was acquired by AngloGold Ashanti in
1998. Various safety programs have been implemented on the mine, such as: The DuPont Safety Training (STOP)
program instituted in 2003; the risk-based safety management system in 2005; an extension of the STOP program;
Train the Trainers in 2007; the SAFEmap International competency-based safety training (CBS) program in 2008-2009;
and the Safety Transformation Program in 2009. The programs have been implemented to ensure continued
improvement in safety performance at CC&V. Project ONE was rolled out in 2009. More positive results are expected over the two-year implementation process.

Operating review: In 2009, gold production at CC&V fell to 218,000 ounces, from 258,000 ounces produced in 2008.
A total of 18.7Mt (2008: 22.1Mt) of ore was placed on the heap-leach pad.

The anticipated decline in production was a result of lower ore tonnes and grades mined and the slower percolation of gold bearing solution through the leach pad. This was partially due to the greater distance over which the solution had to flow from the higher stacked ore to the leach-pad lining and was compounded by a lack of higher alkalinity in deeper parts of the pad. The latter issue, identified during the 2008 pad drilling program, results in dissolved gold precipitating from the pregnant solution at depth. An initiative to raise alkalinity by adding additional lime to the pad began in the second half of 2008 and continued through 2009. The recovery of the precipitated gold is expected to continue for several years, given the size of the pad.

Total cash costs increased to $371 per ounce (2008: $310 per ounce), driven mainly by lower gold production, additional fuel, lime, cyanide, blasting agents and power consumption, more maintenance and certified rebuilds, as well as the adjustment for the lower recoverable heap leach inventory ounces.

Capital expenditure for the year was $87 million (2008: $27 million), mainly for the MLE project and related extensions to the heap-leach facility and mining fleet.

Growth prospects: In 2008, CC&V was granted permits from the State of Colorado and Teller County for a mine-life extension that includes the development of new sources of ore and an extension to the heap-leach facility. The permits extend the operation of the expanded valley leach facility and the rinsing of the pad to ensure water quality is compliant with all applicable standards. Development drilling continues to define areas of interest for which engineering analysis and permitting requirements are being evaluated for a second mine-life extension project (MLE 2).

Community and environment: CC&V was recognized by the Center for Non-Profit Excellence at the 10th annual
Partners in Philanthropy Awards as the Outstanding Corporate Philanthropic Program. The awards are given to honor local organizations and individuals for their extraordinary philanthropic contributions. The Court Appointed Special
Advocates honored CC&V with their Corporate Partner Award, recognizing CC&V’s volunteer program and community contributions programs.

CC&V continued to be recognized as a Gold Leader in the State of Colorado’s Environmental Leadership Program, the
first mine in Colorado to attain that level of recognition. In addition, CC&V’s Environmental Management System was recommended for re-certification under the ISO 14001 standard and the operation continued under its Cyanide Code certification.
Cripple Creek & Victor – Summary of metallurgical operations
Gold plants
Capacity (000 tonnes/month)
- crushed ore production 1,739
- total ore production 1,796
- solution processed 2,371
Operating and production data for Cripple Creek & Victor operations
2009
2008
(3)
2007
Pay limit (oz/t)
0.005 0.01 0.01
Pay limit (g/t)
0.17 0.34 0.34
Recovered grade (oz/t)
0.013 0.014 0.016
Recovered grade (g/t)
0.46 0.49 0.53
Gold production (000 oz)
218 258 282
Total cash costs ($/oz)
(1)
371 310 269
Total production costs ($/oz)
(1)
743 643 521
Capital expenditure ($ million)
87 27 23
Employees
(2)
367 350 338
Outside contractors
195 71 67
(1)  Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)  Average for the year.
(3)  Remaining 33 percent shareholding acquired effective July 1, 2008.

SOUTH AMERICA

AngloGold Ashanti has three operations in South America - Cerro Vanguardia in Argentina and AngloGold Ashanti
Brasil Mineração (Brasil Mineração) and Serra Grande in Brazil. Combined, these operations produced 598,000 ounces of gold in 2009, equivalent to 13 percent of group production and 6 percent more than in 2008. They employed
5,322 people, including contractors, which was 155 more than in 2008.

AngloGold Ashanti has had an active exploration program in Colombia for some years, with the most favorable of the prospects being in the La Colosa district. The exploration programs in Argentina and Brazil were recently expanded.

ARGENTINA

CERRO VANGUARDIA

Description: AngloGold Ashanti has a 92.5 percent interest in Cerro Vanguardia and Fomicruz (the province of Santa
Cruz), owns the remaining 7.5 percent. Located to the northwest of Puerto San Julian in the province of Santa Cruz,
Cerro Vanguardia currently consists of multiple, small, open pits with high stripping ratios. The orebodies comprise a series of hydrothermal-vein deposits containing gold and large quantities of silver, which is produced as a by-product.

Ore is processed at the metallurgical plant which has a daily capacity of 2,800t and includes a cyanide recovery plant.
Technology at the plant is based on a conventional leaching process in tanks and carbon-in-leach (CIL) with a tailings dam incorporated in a closed circuit. The final recovery of gold and silver is achieved using the Merryl-Crowe method with metallic zinc.

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

Safety: Cerro Vanguardia’s safety performance improved markedly during the year under review, with the LTIFR reducing to 2.46 per million hours worked (2008: 3.98). No fatalities were recorded for the seventh consecutive year.
The results of the root cause analysis of 2008 indicated that most safety-related incidents were caused by unsafe behavior as opposed to unsafe conditions. Safety campaigns during the year, therefore, focused on improving safety awareness and instilling safe behavior practices. Other campaigns comprised workshops around “Safety is our First
Value”, and on a program called “Safety Reflections” which focused on presenting strong safety and accident prevention thoughts at the beginning of each working day. At the same time a safety mascot, named Prudencio, was introduced during the year.

Operating review: Attributable gold production increased from the 154,000 ounces in 2008 to 192,000 ounces in 2009.
This was equivalent to 4 percent of group production. This followed the resolution of technical difficulties associated with reduced tonnages, poor grades and the sedimentation problems experienced in 2008. Consequences of the corrective action were reduced ore dilution at the mine and higher tonnages through the mill. Dilution control reduced the clay content in the ore material and contributed to better plant availability and a 20 percent improvement in recovered grades.

Efficiencies and improvements in several areas including maintenance, fuel consumption and technical consulting led to a decrease in total cash costs from $617 per ounce in 2008 to $359 per ounce in 2009. Increased silver production
(from 1.6 million ounces attributable in 2008 to 2 million ounces attributable in 2009), together with higher prices for the metal, resulted in a significantly greater by-product credit. The decline in costs was also helped by the devaluation of the Argentine peso from 3.4 to 3.8 per dollar, though the benefits of this were partially offset by a higher rate of inflation and increased royalties paid. The latter was a function of the increase in production and prices received.

Attributable capital expenditure was $17 million (2008: $15 million).

Growth projects
The completion of a four-year brownfields exploration program resulted in the identification of additional gold and silver deposits.

Two expansion projects are currently under way to enhance the mine’s production profile:
• The Underground Mining Project will mine the bottom portions of some of the high-grade, deeper. Project development started in December 2009 and production is scheduled to begin in mid-2010. The project has the potential to increase production from open-pit activities to 613,000 ounces of gold and 6.1 million ounces of silver. Similar mining changes will be considered at other pits in the future.
• The feasibility study for a Heap Leach Project, based on the treatment of low-grade ore through a small heap-
leaching operation, was completed and capital expenditure of $31 million has been approved for the development of the project. Basic and detailed engineering is being developed and plans are in place to begin stacking ore in the last quarter of 2010. The feasibility study indicated that the heap leach could increase annual gold production by 20,000 ounces, with approximately 3,000 ounces expected in late 2010. Cerro Vanguardia’s marginal-grade ores, below the cut-off grade of the current plant process, range from 0.35g/t to 1.5g/t.

Cerro Vanguardia will begin another brownfields exploration program in 2010 to develop the remaining under-explored quartz vein. This has the potential to define high-grade mineralized material south of the Luciana-Natalia-Vibora trend as well as other targets like Aguila and the El Trío vein. Potential underground deposits at the Luciana, Mangas and
Osvaldo Diez veins will also be investigated and a drilling program will be conducted to a depth of 650 meters below surface. The mineralized material in the shallow, low-grade quartz veins will be bulk mineable and heap-leachable material. A regional prospecting program is also being developed to identify additional deposits.

Community and environment: Cerro Vanguardia actively engages with the local community and NGOs on several areas of mutual interest and no significant issues of concern were raised during the year. Cerro Vanguardia’s environmental management system is certified to ISO 14001. Cerro Vanguardia temporarily withdrew from the Cyanide
Code owing to infrastructure modifications needed to meet Code requirements. During 2009, the first pre-verification compliance audit (gap analysis) was conducted at Cerro Vanguardia for the Code. This was the first step towards its obtaining its Cyanide Code certification. A second pre-verification compliance audit is expected to be conducted in late
2010 with the final audit to follow in early 2011.
Operating and production data for Cerro Vanguardia
2009
2008
2007
Pay limit (oz/t)
0.12 0.19 0.18
Pay limit (g/t)
4.17 6.39 3.48
Recovered grade (oz/t)
0.190 0.159 0.201
Recovered grade (g/t)
6.51 5.44 6.88
Gold production (000 oz) 100 percent
208 166 220
Gold production (000 oz) 92.50 percent
192 154 204
Total cash costs ($/oz)
(1)
359 617 260
Total production costs ($/oz)
(1)
495 747 358
Capital expenditure ($ million) 100 percent
18 16 20
Capital expenditure ($ million) 92.50 percent
17 15 18
Employees
(2)
753 756 708
Outside contractors
(2)
316 316 309
(1)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(2)   Average for the year.

BRAZIL

The two AngloGold Ashanti assets in Brazil are AngloGold Ashanti Brasil Mineração and Serra Grande. In 2009, these operations together produced an attributable 406,000 ounces of gold, equivalent to 9 percent of group production.

AngloGold Ashanti Brasil Mineração

Description: The wholly owned Brasil Mineração mining complex is located in southeastern Brazil in the state of Minas
Gerais, close to the city of Belo Horizonte, in the municipalities of Nova Lima, Sabará and Santa Bárbara. Ore is sourced from the Cuiabá and Lamego underground mines and then processed at the Cuiabá and Queir ounces plants, and from the Córrego do Sitío heap-leach operation.

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
Serra Grande
Cuiabá
Raposos
Gold plants
Capacity (000 tonnes/month) 135 26 66
Current throughput
112 Shut down
Safety: A significantly improved safety performance resulted in an LTIFR of 1.64 per million hours worked for the year
(2008: 3.06). There were no fatalities at Brasil Mineração in 2009. This result followed a number of safety initiatives including the “Do it only if it is safe to do” campaign, which aims to prevent injuries and fatalities by encouraging employees to actively identify and manage workplace risks. Other workplace initiatives implemented included a traffic control workshop; a rock mechanics refresher course; and the formation of an ergonomic committee and training program. In line with the AngloGold Ashanti’s corporate directives, the safety team’s integrated strategic plan is based on optimizing technology to reduce workers’ exposure to risks in the production process and on introducing controls that account for human fallibility in overall safety performance.

Operating review: Gold production increased by 3 percent to 329,000 ounces, compared to 320,000 ounces in 2008.
Daily tonnages mined at Cuiabá improved to more than 300t in the second half of the year as planned, while higher development rates contributed to greater mining flexibility.

As part of the pre-feasibility study for the Cuiabá Future Project, which is investigating ways of sustaining performance in the longer term, further strategic action was taken to enhance production from the area’s narrow veins and to study alternative mining methods. To support this strategy, the geotechnical parameters of the massive orebodies were reviewed and revised and construction of a refrigeration plant began. Completion is scheduled for the end of 2010.

The maintenance management program, which was restructured in 2008, continued its focus on optimizing costs and fleet availability. Further productivity improvements are expected from Project ONE.

Total cash costs increased from $322 per ounce in 2008 to $347 per ounce in 2009, driven largely by the appreciation of the Brazilian real against the US dollar and lower revenue from the sale of sulfuric acid, which is a by-product of the
Cuiabá operation. The onset of the global economic crisis in late 2008 caused a sharp decline in sulfuric acid prices in
2009.

Capital expenditure was $84 million (2008: $69 million).

Growth projects: An exploration program is currently under way on the former São Bento property, which was acquired in December 2008 from Eldorado Gold. The property adjoins AngloGold Ashanti’s existing Córrego do Sítio mine which, together with São Bento, has since been renamed Córrego do Sítio Mineração. Operational parameters for the feasibility study for Phase 1 of the Córrego do Sítio project have been confirmed and cover the Cachorro Bravo,
Laranjeiras and Carvoaria Velha orebodies, with trial mining of Cachorro Bravo already completed. The feasibility study for this first phase was finalised and will be tabled for approval by the board early in 2010. Estimates for this first phase are for the production of 5.4Mt of milled ore to produce 90,000 ounces of gold annually. The second phase of this project has the potential to effectively double the size of the operation by adding mineral potential and world-class infrastructure.
The Lamego project feasibility study was approved in September 2008 and is currently being implemented. Production from the mine was 18,000 ounces in 2009 with full production in 2011. A feasibility study on the Nova Lima Sul Project is being prepared for submission to the board at the beginning of 2011. If approved, development will take place in 2011 and 2012 with production scheduled to begin in 2012/13.
Community and environment: Sustainable development of host communities in Brazil remains an overriding priority for Brasil Mineração as illustrated by the ongoing engagement with community representatives and non-governmental organisations (NGOs). Brasil Mineração continued its constructive interaction with environmental NGOs, which have increased their vigilance in the Atlantic Forest and Cerrado ecosystems. This includes the areas of Serra da Piedade around the Cuiabá mine; Serra do Caraça, near Córrego do Sítio; and Serra da Calçada, where AngloGold Ashanti has mineral rights. Stricter legislation aimed at enhancing the preservation of biodiversity, especially in the Atlantic forest biome, may affect the clearance process for exploration licenses. Brasil Mineração retained its ISO 14001 certification.
Cyanide is used at the Córrego do Sítio mine and the Queir ounces gold plant, which both received certification for full compliance with the Cyanide Code in 2009.
2009
2008
2007
Pay limit (oz/t)
0.08 0.15 0.13
Pay limit (g/t)
2.69 5.16 3.50
Recovered grade (oz/t)
(1)
0.205 0.222 0.218
Recovered grade (g/t)
(1)
7.02 7.62 7.48
Gold production (000 oz)
329 320 317
Total cash costs ($/oz)
(2)
347 322 246
Total production costs ($/oz)
(2)
492 450 360
Capital expenditure ($ million)
84 69 117
Employees
(3)
2,249 1,954 1,814
Outside contractors
(3)
715 1,033 1,620
(1) Recovered grade represents underground operations.
(2) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(3) Average for the year.

Serra Grande (attributable 50 percent)

Description: Serra Grande is located in central Brazil, in the state of Goiás, 5 kilometer from the city of Crixás.
AngloGold Ashanti and Kinross Gold Corporation are equal partners in this operation. In terms of the shareholders’
agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande.
Serra Grande currently comprises three underground mines, Mina III, Mina Nova and Palmeiras, and an open pit above
Mina III. The Palmeiras mine, where the main development began in May 2008, started production in 2009 from the primary development works. Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, was expanded from about 0.8Mt to 1.15Mt. This expansion was completed in
February 2009.

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

Safety: Safety performance at Serra Grande improved in 2009 with an LTIFR for the year of 1.08 per million hours worked (2008: 1.29) recorded for the year and no fatalities (2008:1). Safety remained the highest priority during the year, with a multi-faceted strategy applied to ensure continuous improvement. A safety survey was conducted during the year to assess attitudes toward safety, identify areas for improvement and inform the design of an integrated strategic safety program aimed at further improving performance and reinforcing awareness of the importance of working safely. The safety program calls for technological improvements and the increased use of appropriate technology to reduce employees’ exposure to risks in the production process. This plan introduced controls that take into account human factors in safety performance. These efforts were complemented by the “Do it only if it is safe to do” campaign which encourages employees to increase their individual safety efforts by identifying and managing workplace risks. All employees were encouraged to use the booklet on Preliminary Hazard Analysis to improve risk assessment standards. The introduction of the basic principles of Failure Mode and Effect Analysis into the maintenance area proved beneficial, giving greater emphasis to measuring and mitigating occupational health and safety risks.

Operating review: Attributable production in 2009 declined from 87,000 ounces in 2008 to 77,000 ounces. This was largely due to the mining of quartz veins as well as rock mechanic problems at Mina III. The net result of these factors was lower overall grades. The operation also faced a decline in recoveries, caused by the reduced residence time at the leaching tanks. To manage the operating challenges while improving productivity and countering the reduction in gold grade, several initiatives were implemented, including:
• long-hole drilling and remote control blasting in the quartz veins;
• use of sub-level methods in the mines;
• implementation of the dispatch system at Mina III;
• completion of the metallurgical plant expansion;
• start of development of the Pequizão orebody at Mina Nova; and
• addition of leach tanks to increase residence time.

Total cash costs increased to $429 per ounce from $299 per ounce in 2008, due largely to inflation, the exchange rate and lower production. The appreciation in the value of the local currency versus the US dollar affected 80 percent of the total cost base, including power, labor, fuel, taxes and maintenance services.

Capital expenditure amounted to $67 million (2008: $41 million).

Growth prospects: A total of 20,500 meters was drilled in the 2009 exploration program, which focused on the
Pequizão, Palmeiras and Cajueiro targets and a review of the exploration database to generate new targets. Pequizão is being drilled both down-plunge and down-strike, and results continue to indicate the potential for increased mineralized material. The potential of the Palmeiras target was confirmed after work on the underground mine had started and the drilling campaign continued to confirm down-plunge continuity. Following the encouraging results of the
2008 drilling campaign at Cajueiro, the 2009 program aimed to define the geological control. The evaluation of the
Orebody V open pit added 18,000 ounces.

The Votorantim Metais Limitada joint venture agreement was signed during the year, contributing an additional
46,000ha in exploration tenements. Work is progressing on a number of targets, including the Mina Nova Extension and
Structure IV, to define additional potential.

Community and environment: Environmental management remains an overriding priority at Serra Grande and work progressed on securing the permits needed to raise the tailings dam walls. Work was planned and implemented on the
Chamada Pública de Projetos, a social development program in the Crixas area which promotes community projects related to health, education, employment and income generation. Serra Grande continued to work with local institutions in support of cultural, educational and social events. Serra Grande retained its ISO 14001 certification and received certification for full compliance with the Cyanide Code during 2009.
Operating and production data for Serra Grande
2009
2008
2007
Pay limit (oz/t)
0.07 0.16 0.14
Pay limit (g/t)
2.40 5.61 3.90
Recovered grade (oz/t)
0.138 0.221 0.210
Recovered grade (g/t)
4.72 7.58 7.21
Gold production (000 oz) 100 percent
154 174 182
Gold production (000 oz) 50 percent
77 87 91
Total cash costs ($/oz)
(1)
429 299 264
Total production costs ($/oz)
(1)
571 402 374
Capital expenditure ($ million) 100 percent
67 41 24
Capital expenditure ($ million) 50 percent
33 20 12
Employees
(2)
864 725 654
Outside contractors
(2)
425 383 264
(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.:
Operating results – Total cash costs and total production costs”.
(2) Average for the year.

GLOBAL EXPLORATION
Greenfield exploration

Greenfield exploration activities were undertaken in Australia, China, North and South America, Democratic Republic of
the Congo (DRC), Middle East and North Africa (MENA), Russia, Sub-Saharan Africa and South East Asia during 2009.
A total of 183,481 meters of diamond, reverse circulation, and aircore drilling was completed in testing existing priority targets and in the delineation of new targets in Australia, Colombia, the DRC and Canada.

Greenfield activities in Russia, China, Sub-Saharan Africa, MENA and South East Asia were undertaken predominantly through joint ventures and strategic alliances. The principal objective of the greenfield exploration team is value creation, including the discovery of new long-life, low-cost mines that maximize shareholder value. Discoveries and ground positions that do not meet certain investment criteria will be joint-ventured or divested to maximize the return on investment in exploration.
Country
Greenfield exploration
expenditure 2009 (percent)
Meters drilled 2009 (m)
Colombia 34 8,476
Australia 24 171,670
Canada 8 2,227
DRC 11 1,108
China 6 –
Sub-Saharan Africa 3 –
Russia 2 –
Other 7 –
Global Support 5
–
Total
100
183,481

In 2010, total exploration expenditure of some $270 million is planned, with $86 million to be spent on greenfield exploration and $78 million allocated to a pre-feasibility studies at La Colosa in Colombia, and feasibility studies at
Tropicana in Australia and the Central Mongbwalu deposit in the DRC and associated expenditures. Of the remaining balance, $91 million is planned to be spent on brownfields exploration and $15 million in terms of the De Beers joint venture focusing on exploration on the continental shelf.

Strategic context

AngloGold Ashanti’s greenfield exploration strategy is based around building, growing and maintaining a pipeline of projects that are progressed through the stages of exploration, from initial ground selection to discovery, reserve definition and drill-out. Exploration is conducted by AngloGold Ashanti in its own right (100 percent), through joint ventures and strategic alliances. Important components for new discoveries and effective resource targeting include securing new search spaces, strategic landholdings and a balanced project portfolio.

The current portfolio lies within the target range of 10-20 percent of the exploration investment in frontier terranes, 60-
70 percent in emerging terranes, with the remainder invested into terranes of known gold endowment.

The estimated breakdown for 2009 is 68 percent emerging frontiers, 20 percent frontiers and 12 percent known exploration terranes.

Achievements

Significant achievements for 2009 include the successful completion of the pre-feasibility study of the Tropicana-Havana deposit and board approval for a full feasibility study. Regional exploration was advanced over the large Tropicana joint venture and wholly owned AngloGold Ashanti project in the Tropicana Fold Belt. Significant advances were made in diversifying the geopolitical and terrane risk of AngloGold Ashanti’s greenfield exploration portfolio in 2009. Entry into new jurisdictions was achieved during the course of the year with rapid progress made in the delineation of exploration targets and their advancement to the license application or drill target definition stage in several countries.

Expansion

The global footprint of greenfield exploration activity underwent significant change in 2009. During the course of the year, AngloGold Ashanti entered into a number of new joint ventures and strategic alliances in Canada, Brazil, Gabon, the Middle East and North Africa, while downsizing in China and Russia. These new ventures include the Superior joint venture with Laurentian Goldfields and the Baffin Island joint venture with Commander Resources in Canada; the Thani
Ashanti strategic alliance in the Middle East and North Africa with Thani Investments; and the Sub-Saharan Africa Kele
& Mase joint ventures with XDM Resources in the Solomon Islands. AngloGold Ashanti has also re-entered the Sub-
Saharan Africa region via a joint venture with Dome Ventures in Gabon. An exploration alliance was signed in Brazil with Horizonte Minerals to explore the Santana and Campestre projects.

Impediments

A number of targets for greenfield exploration were missed in 2009, especially those relating to drilling and prefeasibility studies at La Colosa and Gramalote in Colombia and at Central Mongbwalu in the DRC. The total number of meters drilled in 2009 was significantly lower than in 2008, a result of delays in the approval of the necessary environmental permits in Colombia, the requirement to renegotiate the joint venture terms for the mineral license in the DRC, the withdrawal from projects in Russia and the rejection of mineral applications in China.

2009 initiatives

Initiatives to enhance the success of the greenfields exploration team included a rigorous assessment of the existing exploration portfolio. The work focused on establishing what AngloGold Ashanti consider the right percentage balance between frontier, emerging and known geologic terranes. As a consequence the team is well positioned to increase meters drilled on both existing and new projects that are close to and at drill ready stage in 2010.

To further improve the decision making processes in project and portfolio management, the company is moving to a uniform global portfolio management process that will encompass both technical and commercial gating elements.

Colombia

Greenfield exploration was completed by AngloGold Ashanti and its joint venture partners B2Gold, Glencore
International and Mineros S.A. During 2009 systematic regional exploration for precious and base metals was undertaken over an area of 10,211 square kilometers. During the year, 110 new targets were field generated with two drilled. Since 2004, the investment in exploration has generated 714 new exploration targets, of which 39 were brought to drill stage and 24 drill tested. Two of these targets are now projects at advanced study stages and contain initial
JORC compliant resources of 14.4 million ounces of gold.

At Gramalote (51 percent B2Gold, 49 percent AngloGold Ashanti), the joint venture partners are presently in discussions to define the future of the project.

At the wholly owned La Colosa project; AngloGold Ashanti received a resolution on October 20, 2009 from the Ministry of Environment and Territorial Development, which allowed initiation of exploration permitting procedures before the regional environmental authority Cortolima. Once permits are in place, drilling and pre-feasibility development will be undertaken. Drill preparation work is in progress and further infill and step-out drilling as part of ongoing pre-feasibility studies is scheduled to begin in 2010.

In all, 119 targets were generated by systematic exploration in an area covering 12,110 square kilometers, on 19,366 square kilometers of mineral tenement contracts and applications in 2009. Three targets were drilled and 21 remain to be drill tested in Colombia.

Canada

AngloGold Ashanti initiated greenfield exploration in several areas of Canada in 2009, both on its own and in joint ventures with two Canadian mineral exploration companies, Laurentian Goldfields and Commander Resources. Brief
details of each project and its targets are given below.

Superior joint venture (AngloGold Ashanti/Laurentian Goldfields) – the Laurentian Goldfields Superior Province alliance is active in several areas of eastern Canada. Early stage fieldwork is being undertaken by Laurentian on regions considered prospective for gold mineralization with drilling expected on new targets in 2010 or 2011.

Baffin Island joint venture (AngloGold Ashanti/Commander Resources) – AngloGold Ashanti is earning into a joint venture on Commander’s Baffin Island properties. Field work completed during 2009 returned encouraging results, on which drilling programs will be planned for 2010.

Brazil

AngloGold Ashanti initiated new greenfield exploration programs in Brazil in 2009 and signed a joint venture agreement with a junior mineral exploration company, Horizonte Minerals, to explore two specific areas of the country.

Democratic Republic of the Congo

Exploration activities were undertaken on the 7,443 square kilometers Concession 40 (AngloGold Ashanti
86.22 percent/OKIMO 13.78 percent) mineral claim that covers a significant portion of the Kilo greenstone belt, which remains largely unexplored by modern methods. This work comprised mainly regional mapping, soil sampling and data compilation while renegotiation of the joint venture agreement with the government of the DRC and OKIMO continued. It is anticipated that the revised joint venture agreement will be executed in early 2010, following which transfer of titles to the exploration licenses to the joint venture company, Ashanti Goldfields Kilo, will be completed.
All drill holes from the Mongbwalu resource were re-logged and the resource remodeled in preparation for a pre-
feasibility study based on an underground mining scenario. A detailed review of the historical data in the general
Mongbwalu area was undertaken to assist with future exploration targeting.

In early 2009 assay results were received from all drilling completed at Mongbwalu Central and Adidi South in late
2008. The best intersections received are tabled below.
Interval (m)
Grade (g/t Au)
From (m)
11.6 16.3 80.9
6.9 24.5 69.0
4.3 10.5 118.5
6.0 4.8 151.0
8.9 7.6 88.2

Drilling recommenced in November and a total of 1,108m in 10 diamond holes was completed for metallurgical test work at the Mongbwalu Resource area. Field mapping continued along strike from the Mongbwalu Resource. Field work for the regional greenfields projects recommenced in November 2009 and consisted predominantly of soil sampling and trenching.

Field work was carried out at Lodjo, Camp 3, Petsi and Pluto North. A total of 1,878 soil samples, 195 rock chip and 452 trench and pit samples were collected for the year.

Russia

The dissolution of the joint venture (Zoloto Taigi joint venture) with Polymetal is in progress with divestment of the two exploration and four mining licenses under way. This includes completion of the sale of Veduga, subject to conditions precedent.

AngloGold Ashanti expects that the Asacha Mine in Kamchatka, held by AIM listed Trans Siberian Gold in which
AngloGold Ashanti has a 29.74 percent stake, will start production in the first quarter of 2011. A final round of financing for the last phase of construction (tailings facility, plant assembly, ore development) had almost been completed by the owners at the time of publication.

Gabon

In Gabon, AngloGold Ashanti and its joint venture partners have collectively secured approximately 16,501 square kilometers of tenements in an under-explored region considered prospective for gold mineralization. During 2009, a joint venture was entered into with Dome ventures over its Mevang and Ndjole licenses, representing a combined area of some 4,000 square kilometers.

AngloGold Ashanti holds the Ogooue prospection permit covering an area of 8,295km2. The Mimongo and
Koumaneyoung licences were acquired through acquisition of Amiga SARL from Swala Resources.

Middle East and North Africa (MENA)

In June 2009, AngloGold Ashanti and Thani Investments, a privately held UAE-based company, entered into a strategic alliance to explore for and develop precious and base metal deposits in the Arabian Nubian Shield and other parts of the Middle East and North Africa.

The business development and project generation activities of the Thani Ashanti strategic alliance are conducted from
Dubai. During 2009, work has focused on project generation and exploration over specific regions of the highly prospective Arabian Nubian Shield within Egypt, Eritrea and Saudi Arabia. Exploration conducted by the alliance has commenced on two exploration licenses in Egypt.

South East Asia

In the Solomon Islands, AngloGold Ashanti has entered into two joint venture agreements with XDM Resources.

The Kele and Mase joint venture agreements cover an area of 738 square kilometers and to date in excess of 18 mineralized prospect areas have been identified. Five of these have returned significant widths of ore-grade mineralization from trenches and drill holes. Exploration activities including field mapping, auger soil and rock chip sampling, spectral and petrological studies, have commenced in preparation for drilling in the first quarter of 2010.

China

In China, AngloGold Ashanti’s exploration activities are now limited to the cooperative joint venture over the
Jinchanggou group of properties in the province of Gansu, located in western China. Limited trenching over a specific target and detailed infill soil sampling of the tenements was completed in late 2009. The results are currently under review. Elsewhere in China, AngloGold Ashanti continues to evaluate exploration opportunities.

Australia
At the Tropicana joint venture (AngloGold Ashanti 70 percent, Independence Group NL 30 percent), the start of the
Tropicana feasibility study was approved by the joint venture partners in July 2009.

The joint venture focused on exploration targets near the Tropicana-Havana deposits. During the year a total of
3,171 aircore holes were drilled for 127,562 meters, 281 reverse circulation holes for 36,888 meters and 46 diamond holes for 7,220 meters. Systematic surface auger sampling of 30,276 samples were collected and nearly 7,928 line kilometers of aeromagnetic and radiometric surveying, 256 line kilometers of IP surveying and 71 line kilometers of down-hole IP surveying was undertaken.

The best results for the year came from diamond drilling intercepts approximately 550m northeast of the proposed
Tropicana pit, including 7 meters @ 2.1g/t Au from 141 meters and 14 meters @ 3.49g/t Au from 176 meters.
Significantly, these intersections from the same hole may represent the faulted northern continuation of the Tropicana orebody. Encouraging results were also obtained to the south of the proposed Havana pit at the Havana South zone and Crouching Tiger prospects. In Havana South, significant intersections included 13 meters @ 2.37g/t gold from
317 meters and 21 meters @ 2.50g/t gold from 202 meters. Reverse circulation drilling at Crouching Tiger intersected
8 meters @ 2.83g/t gold from 134 meters.

In more regional exploration, significant aircore results were returned from Black Dragon, 30 kilometers northeast of the
Tropicana–Havana resource, including 4 meters @ 0.6g/t gold from 40 meters. At Tumbleweed, 10 kilometers north of
Tropicana, aircore drilling returned 8 meters @ 0.81g/t gold from 56 meters. These results confirm the anomalous zones identified by previous significant aircore intersections and extend the size potential of the targets. At Voodoo
Child, 50 kilometers north of Tropicana, aircore drilling intersected 17 meters @ 2.25g/t gold from 3 meters. Infill aircore drilling and follow-up reverse circulation drilling are planned for these prospects in 2010.

In addition to the Tropicana joint venture area, which totals approximately 13,788 square kilometers, AngloGold Ashanti holds 100 percent of a substantial land package (11,040 square kilometers in the Viking area, including 6,200 square kilometers of granted exploration licenses). Viking is southwest of the Tropicana joint venture within the Albany-Fraser foreland tectonic setting that hosts the Tropicana deposit. Surface geochemical sampling continued throughout the year for a total of 10,390 samples and an airborne magneticradiometric survey was completed for 38,909 line kilometers.

The Tropicana joint venture and the Viking project extend over 600 kilometer of strike parallel to the Albany Fraser orogen, located at the boundary of the Yilgarn and Mawsom Cratons. The 5 million ounces Tropicana discovery, as well as numerous prospects identified by AngloGold Ashanti suggest that the Tropicana belt is emerging as a significant new gold province.

AngloGold Ashanti completed the purchase of the interests and rights of Anglo American Exploration Australia in the
830km2 Saxby joint venture with Falcon Minerals Limited in northwest Queensland. Gravity (105 line kilometers), airborne magnetic-radiometric (7,436 line kilometers) and infill SQUID electromagnetic (37 line kilometers) surveying was completed to assist drill target definition.

AngloGold Ashanti-De Beers joint venture

AngloGold Ashanti Limited and the De Beers Group of Companies announced the formation of a joint venture to undertake initial exploration and to ultimately mine for gold and other minerals and metals from the ocean floor. This excludes diamonds, unless these occur together with other target minerals and metals. The joint venture’s activities will focus on marine deposits located in, or adjacent to, the area between the high water mark and the edge of the continental shelf on a worldwide basis.

The establishment of this joint venture will allow AngloGold Ashanti to take advantage of the opportunity of partnering with a world leader in the field of marine exploration and mining with a view to exploring and mining of the target minerals from deposits located on the continental shelf.

The joint venture has established a technical services company (AuruMar) to be jointly owned by AngloGold Ashanti and De Beers Marine. AngloGold Ashanti’s commitment under the agreement is to sole fund the joint venture and
AuruMar until the completion of an initial exploration period of at least three consecutive sampling seasons as approved and budgeted for prior to December 31, 2012, or the date upon which AngloGold Ashanti has funded a total amount of
$40m, whichever is achieved first. Upon conclusion of this period, AngloGold Ashanti will have earned equivalent interests to De Beers in all the sub-joint venture opportunities pursued under the joint venture. AngloGold Ashanti and
De Beers will seek to secure majority interests for the joint venture in any sub-joint venture that involves a third party.

Initial work continues in New Zealand to complete the sonic drill rig and the launch and recovery system (LARS) as assets of AuruMar. Drilling scheduled to start in the first quarter of 2010. Initial drilling will target potential gold deposits off the west coast of the South Island, New Zealand.

Pre-feasibility and feasibility studies

Australia

The pre-feasibility study on the Tropicana Gold Project in Australia was completed during June 2009 and a decision was taken by AngloGold Ashanti and its joint venture partner to proceed with a full bankable study. AngloGold Ashanti is currently undertaking this study and seeking environmental approvals for open pit mining on behalf of the joint venture partner.

Tropicana represents a significant new discovery in a new gold district, about 300km east of Kalgoorlie. Should development of the project proceed, the mine is expected to produce an average of between 330,000 ounces and
410,000 ounces a year, at a total cash cost of between A$590 per ounce Au and A$710 per ounce Au, over a 10-year initial life. There is potential to increase the mineralized material and mine life through additional drilling at the nearby
Havana South and other prospects.

Drilling and an update of the grade model as part of the feasibility study has been completed and the estimate is currently being internally and independently reviewed and audited. A close-spaced drilling program was completed within the Havana Mineral Resource to simulate grade control drilling. Results from this drilling confirm the interpreted continuity of mineralization. The data will be further analyzed to validate the Mineral Resource model and to optimize grade control and mining selectivity.

Work on updating the pit designs, mining schedules and reserve for the feasibility study has commenced. Tendering for contract mining is in progress, with owner mining costs to be updated.

A comprehensive metallurgical test work program for the feasibility study has been substantially completed. Results confirm the processing flowsheet selected from the pre-feasibility study of primary and secondary crushing, high pressure grinding rolls followed by conventional carbon-in-leach. A number of engineering studies have been undertaken to optimize the plant, operating and capital costs, and operating performance. The major aspects of the plant design and engineering will occur in early 2010.

Geotechnical studies for the mine access road and tailings storage facility are in progress and will be utilized as inputs for refining designs and developing feasibility-level cost estimates.

Feasibility

The eight-week public review period for the Tropicana Gold Project environmental impact assessment closed in late
November 2009 with a limited number of submissions received. The Tropicana joint venture is currently consulting with the organizations that made submissions and is developing a formal response to the submissions, which will be provided to the office of the Environmental Protection Authority. The Environmental Protection Authority will provide a recommendation on the project approval and conditions to the Western Australia Minister for the Environment. The
approval and conditions are subject to public appeal.

Brownfields exploration

Brownfields exploration, was undertaken around the globe at most current operations, with the most success having been achieved in South Africa, Mali, Guinea and the United States. The brownfields exploration program for 2009 was aimed at replacing ounces at current operations.

Argentina

At Cerro Vanguardia, the exploration program continued with delineation drilling and reconnaissance drilling. Significant drilling was completed on underground targets and a full underground study is currently under way. In the El Volcan project area, initial exploration started with sampling, mapping and geological reconnaissance work completed. A detailed aeromagnetic survey of the sector started in the last quarter, with some interesting structural trends identified.
The survey was delayed by an unfortunate helicopter incident which damaged the probe.

Australia

At the Sunrise Dam, exploration focused on infill drilling within the existing Mega Pit and continuing to extend the underground Ore Reserve. The in-pit drilling confirmed that mineralization beneath the Sunrise shear and Midway shear zones continues up-dip and may provide the opportunity for an internal cutback on the eastern side of the Mega Pit.
Further underground drilling has identified extensions to the high-grade Cosmo, Astro, Dolly and GQ lodes. Additional investigations on the extensions to high-grade gold mineralization, that lie open below 1km vertical, continues. In addition, exploration for satellite pits in the surrounding district continued at Golden Delicious, the paleochannel, Neville and Wilga (Chalice 100 percent; AngloGold Ashanti earning 75 percent) prospects.

Brazil

At the Córrego do Sítio Sulfide Project, drilling continued with 6,505m drilled from surface and 15,682m drilled from underground. The drilling was aimed at defining and converting the three main ore zones. A total of 4,718m of underground development was completed. For extensions of Córrego do Sítio into São Bento, a further 23,426m of surface drilling was completed. At the Lamego project, 19,838m of surface drilling and 3,000m underground drilling was completed. A total of 4,368m of underground development was completed.

At Serra Grande, the main targets for 2009 were Pequizão, Fiuca, Cajuerio and Palmeiras. The Devidrill system, which allows many deflections to be drilled off a single hole without the use of steel wedges, was successfully tested. The use of this system is expected to save drilling meters and reduce the environmental damage by restricting drill site clearance.

Ghana

At Obuasi, drilling for the Deeps project below 50 level continued with the areas below KMS and Adansi Shafts being targeted from 50 level. This drilling was stopped in the third quarter as the results of flooding. The drill sites on 50 level are still to be rehabilitated. Active exploration continued above 50 level.

At Iduapriem, drilling for the year consisted of Mineral Resource Conversion drilling at Ajopa and it was completed in the first quarter.

Guinea

At Siguiri in Guinea, exploration focused on in-fill drilling within the area of the central pits. During the year all the central deposits were built into a combined geological and grade model and exploration was initiated to prove up potential economic extensions. This drilling took place adjacent to and between the Bidini, Sanu-Tinti, Sorofe, Tubani,
Kalamagna, Kozan and Kami pits.

Diamond drilling continued to investigate the fresh rock potential below the Kosise, Bidini, Sanu Tinti and Kami pits.

Extension drilling to the Sintroko Project, based on anomalous soil sampling and previous drilling, was done to the north, east and west of the main deposit.

Geochemical soil sampling continued in Block 1 to the north and north-east of current mining operations and east of the
Sintroko. The Komatigiuya target, a 1,000m soil anomaly, was discovered by the sampling and represents a significant new discovery.

IP Geophysical equipment arrived on site and a test self-potential survey over Sintroko South was completed. Results are promising with IP anomalies co-incident with known mineralization. Future surveys will include Toubani and the rest of the Sintroko area.

Mali

At Morila, exploration stopped in the second quarter after follow-up drilling based on the revised geological model proved unsuccessful.

At Sadiola, exploration activity focused on drilling the area around the FE4 pit where mineralization was extended along strike and into the gap between FE3 and FE4. The Sadiola Deeps infill drilling recommenced in December 2009.

A high-resolution aeromagnetic and radiometric survey was completed over the Sadiola and Yatela mining lease areas.

At Yatela, an intensive program aimed at extending the mining into 2010 continued during the year. Significant success was achieved along the edges of the Yatela Main pit, Yatela North and Alamoutala. Drilling will continue in 2010.

Namibia

At Navachab, Mineral Resource conversion drilling was completed at Gecko. Further Mineral Resource conversion and extension drilling was completed around the Main pit, the hanging wall sheeted vein system and North Pit 2 footwall veins.

Regional exploration continued with drilling in the Gecko Valley, which is targeted at joining the Central and Southern areas.

Drilling was also started on the Klipspringer, Steenbok and Starling targets. A gradient IP survey was completed over the Anomaly 16 prospect. The results indicate the potential for significant sulfide mineralization.

South Africa

In South Africa, surface drilling continued in the Project Zaaiplaats area. MMB5 continued drilling for the entire year.
Deflection 7 is now being drilled to intersect the Vaal Reef. MZA9 continued drilling and is currently drilling deflection 23.
The first reef intersection is now expected in the second quarter of 2010. The long deflection from MGR6 continued
drilling and the hole is currently at a depth of 2,397 meters. The Vaal Reef is expected to be intersected in the third quarter of 2010. Progress on MGR8 was slowed by poor ground conditions. The hole is currently at 3,020 meters and a reef intersection is anticipated in the first quarter of 2010.

In the Western Ultra Deep Levels area, UD51 started drilling in the first quarter and intersected a partly artesian fracture system which has significantly reduced the advance. The hole is currently at a depth of 2,796 meters and a Ventersdorp
Contact Reef intersection is expected in the second quarter of 2010.

Tanzania

At Geita, for the first two quarters extension and infill drilling continued at Star and Comet, Chipaka and Kalondwa Hill.
Initial aircore drilling was conducted over Matandani NW and Nyamalembo. Regional target generation work was completed and 41 targets identified for follow up.

In the third quarter, the focus of the exploration activities was revised and concentrated on three activities: ground geophysical surveys, a core re-logging program of the Central Thrust Ramp ore zones and the infill drilling programme for Nyankanga Cut 7 and Geita Hill. The infill drilling program at Nyankanga Cut 7 was completed in December. A total of 16,727 meters was drilled. Logging and sampling will be completed in first quarter of 2010.

United States

At Cripple Creek & Victor, extension drilling at Squaw Gulch and North Cresson continued during the year.

Drilling and studies continued to quantify the potential of the high grade mineralized material particularly in the east of the Cresson deposit. Metallurgical testing of high grade material is underway and further metallurgical test drilling has been planned.

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
Exclusions on the grounds of safety (for example, stability pillars and, shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with parameters such as the cost structure, yield, mine call factor and, gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the Ore Reserve for that operation.

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
The gold price and exchange rate used for 2009 and 2008 Reserves are outlined in the following table.
2009
2009
2008
(3 year
average)
(Business
Plan)
(3 Year
average)
Units
Reserve Gold Price 840 800 730 US$/oz
Exchange Rate – South Africa 7.90 8.85 7.20 ZAR/US$
Exchange Rate – Australia 0.82 0.80 0.83 US$/ Aus$
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
The restated 2009 Ore Reserve increased by 4.3 million ounces before the subtraction of depletion. After a depletion of
5.2 million ounces, the net decrease is 1.0 million ounces to give a total Ore Reserve of 68.3 million ounces. A gold price of $840 per ounce was used for Ore Reserve estimates (2008: $730 per ounce).
The principal changes in AngloGold Ashanti’s Ore Reserves as at December 31, 2009 compared with those published as at December 31, 2008 are as follows:
Ore Reserve
Million oz
Ore Reserves as at December 31, 2008
73.5
Sale of Boddington
(6.7)
Acquisition of Kibali
2.5
Restated 2008 Ore Reserves
69.3
Reductions
Great Noligwa
Northern portion of mine was removed from plan to
ensure profitability
(0.9)
Kopanang
Reduction due to mine design changes plus slightly
lower Mine Call Factor, also changes in geological
structure, facies and evaluation model.
(0.7)
CrippleCreek &
Victor
Adjustment due to heap leach reconciliation issues. (0.6)
Other Total of non-significant changes (2.2)
Additions
Kibali New underground Ore Reserve additions (1.66Moz) 1.7
Sadiola
Deep Sulfide Ore Reserve included and attributable
ownership increased from 38% to 41%.
1.0
Other Total of non-significant changes 0.7
Ore Reserves as at December 31, 2009
68.3
Rounding may result in computational differences.

AngloGold Ashanti will continue to pursue a strategy of increasing value-adding Ore Reserves through expansion projects, brownfields and greenfields exploration and acquisition of new assets.

The Ore Reserve estimates in this document include Ore Reserves below current infrastructure in the case of certain South
African, Brazilian and Ghanaian underground mines which are in production. These Ore Reserves have been determined based upon completed economic studies.

BY-PRODUCTS

Several by-products are recovered as a result of the processing of gold Ore Reserves. These include 37.3 million pounds of uranium oxide from the South African operations, 0.45 million tonnes of sulfur from Brazil and 34.9 million ounces of silver from Argentina. Details of by-product Mineral Resources and Ore Reserves are given in the Mineral
Resource and Ore Reserve Report 2009, which is available on the corporate website.

EXTERNAL AUDIT OF MINERAL RESOURCE AND ORE RESERVE STATEMENT
During the course of the year and as part of the rolling audit program, AngloGold Ashanti’s 2009 grade models for the following operations were submitted for external audit:
•
Carbon Leader at Mponeng, TauTona and Savuka mines;
•
Navachab – Main Pit;
•
Geita – Nyankanga;
•
Obuasi – KMS Deep;
•
Siguiri – Project Area 1;
•
Sadiola – Deep Sulfide;
•
Sunrise Dam – Underground;
•
Brasil Mineraçáo – Cuiaba.

The company has been informed that the audit identified no material shortcomings in the process by which AngloGold
Ashanti's grade models were evaluated. It is the company's intention to continue this process so that each of its operations will be audited every three years on average.
COMPETENT PERSONS
The information in this report that relates to Ore Reserves is based on information compiled by the Competent Persons.
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resources and Ore Reserves
information in this report, in the form and context in which it appears.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A chain of responsibility exists from the Competent
Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the
Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering),
BSc Hons (Geology), MAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for
AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

Ore Reserves: Imperial
At December 31, 2009
Proven Ore Reserves
(1)
Probable Ore Reserves
(1)(2)
Metallurgical
Tons
(5)
Grade
Gold
Content
(1)
Tons
(5)
Grade
Gold
Content
(1)
Recovery
Factor
(mill)
(oz/ton)
(mill oz)
(mill)
(oz/ton)
(mill oz)
percent
Southern Africa
Vaal River
(6)
Great Noligwa
4.03
0.226
0.91
3.35
0.206
0.69
96.3
Kopanang
1.08
0.202
0.22
18.64
0.166
3.10
97.5
Moab Khotsong
(2)
1.29
0.305
0.39
20.51
0.328
6.74
94.6 – 97.1
(4)
Tau Lekoa
0.66
0.116
0.08
0.76
0.116
0.09
97.4
West Wits
Mponeng
(2)
2.45
0.241
0.59
39.46
0.307
12.12
98.0 – 98.5
(4)
Savuka
0.13
0.156
0.02
3.26
0.182
0.59
97.3
TauTona
(2)
0.37
0.345
0.13
9.58
0.272
2.60
97.8
Surface
Surface sources
-
-
-
128.22
0.015
1.88
48 – 91
(4)
South Africa
Namibia
Navachab
10.86
0.027
0.29
35.72
0.037
1.33
88.0
(4)
Continental Africa
Democartic Republic of the Congo
Kibali (45 percent)
(3)
-
-
-
31.65
0.131
4.14
84.5 – 91.3
Ghana
Iduapriem
29.06
0.040
1.16
25.59
0.048
1.24
95.0
(4)
Obuasi
(2)
15.35
0.208
3.19
30.97
0.208
6.46
35.0 – 83.0
(4)
Guinea
Siguiri (85 percent)
(3)
33.98
0.019
0.63
96.84
0.025
2.44
88.0 – 93.5
(4)
Mali
Morila (40 percent)
(3)
4.34
0.051
0.22
3.05
0.033
0.10
88.9 – 89.0
(4)
Sadiola (41 percent)
(3)
4.52
0.072
0.33
17.86
0.063
1.13
80.0 – 100.0
(4)
Yatela (40 percent)
(3)
1.33
0.033
0.04
-
-
-
84.8
(4)
Tanzania
Geita
-
-
-
52.21
0.097
5.07
46.2-89.3
(4)
Australasia
Australia
Sunrise Dam
9.16
0.057
0.52
10.24
0.118
1.21
85 – 85.5
(4)
North America
United States of America
Cripple Creek & Victor
110.03
0.027
2.97
51.14
0.026
1.32
50 – 77
(4)
South America
Argentina
Cerro Vanguardia (92.5 percent)
95.0
(4)
(3)(7)
11.86
0.040
0.48
10.63
0.132
1.40
Brazil
Brasil Mineraçáo
(8)
5.08
0.202
1.03
7.12
0.162
1.15
88 – 93
(4)
Serra Grande (50 percent)
(3)
2.27
0.104
0.24
0.95
0.116
0.11
90.9 – 95.9
Total
247.87
0.054
13.44
597.73
0.092
54.92
(1)   Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)   Probable Ore Reserves include Ore Reserves below infrastructure.See table below.
(3)  Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(4)   Recovery factor varies according to ore type.
(5)  Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.
(6)  The Vaal Reef Ore Reserves include 37.29 million pounds of Uranium oxide by-products; this can not be accounted for by individual mine as Great
        Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.
(7)  The Ore Reserve contains 34.9 million ounces of silver to be recovered as a by-product.
(8)  0.45 million tons of sulfur will be recovered from processing the Ore Reserve.
Rounding may result in computational differences.

The 2009 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:
Gold Content
Mine
Tons (millions)
Grade (ounces/ton)
(million ounces)
TauTona 0.53 0.406 0.22
Mponeng 27.58 0.345 9.53
Moab Khotsong 13.05 0.302 3.94
Obuasi 3.64 0. 383 1.40
Brasil Mineração 4.62 0.163 0.76
Total 49.42 0.320 15.83
Rounding may result in computational differences.

Ore Reserves: Imperial
At December 31, 2008
Proven Ore Reserves
(1)
Probable Ore Reserves
(1)(2)
Metallurgical
Tons
(5)
Grade
Gold
Content
(1)
Tons
(5)
Grade
Gold
Content
(1)
Recovery
Factor
(mill)
(oz/ton)
(mill oz)
(mill)
(oz/ton)
(mill oz)
percent
Southern Africa
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
Southern Africa
Namibia
Navachab
7.94
0.026
0.21
30.40
0.037
1.13
72 – 94
(4)
Continental Africa
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
Australasia
Australia
Boddington (33.33 percent)
(3)(8)
62.75
0.026
1.65
228.84
0.022
5.03
80.4
Sunrise Dam
12.01
0.062
0.74
7.61
0.152
1.16
76 – 94
(4)
North America
United States of America
Cripple Creek & Victor
124.09
0.027
3.36
61.40
0.025
1.56
50 – 77
(4)
South America
Argentina
Cerro Vanguardia (92.5 percent)
65.5 – 94.0
(4)
(3)(7)
11.01
0.041
0.45
13.54
0.103
1.39
Brazil
Brasil Mineraçáo
(9)
6.30
0.214
1.35
6.91
0.176
1.21
88 – 93
(4)
Serra Grande (50 percent)
(3)
2.26
0.116
0.26
0.85
0.119
0.10
95.0
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
(6)  The Vaal Reef Ore Reserves include 42.33 million pounds of Uranium by-products; this cannot be accounted for by individual mine as Great Noligwa,
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
Gold Content
Mine
Tons (millions)
Grade (ounces/ton)
(million ounces)
TauTona 0.7 0.463 0.3
Mponeng 24.8 0.377 9.3
Moab Khotsong 13.1 0.273 3.6
Obuasi 4.7 0.412 1.9
Brasil Mineração 4.6 0.180 0.8
Total 47.9 0.334 16.0
Rounding may result in computational differences.

Ore Reserves: Metric
At December 31, 2009
Proven Ore Reserves
(1)
Probable Ore Reserves
(1)(2)
Metallurgical
Tonnes
(6)
Grade
Gold
Tonnes
Grade
Gold
Recovery factor
Content
Content
(mill)
(g/t)
(tonnes)
(mill)
(g/t)
(tonnes)
percent
Southern Africa
Vaal River
(5)
Great Noligwa
3.66
7.75 28.33
3.04
7.07 21.46
96.3
Kopanang
0.98
6.94 6.80
16.91
5.71 96.50
97.5
Moab Khotsong
(2)
1.17
10.44 12.20
18.61
11.26 209.56
94.6 – 97.1
(4)
Tau Lekoa
0.60
3.98 2.37
0.69
3.98 2.75
97.4
West Wits
Mponeng
(2)
2.22
8.27 18.39
35.79
10.54 377.12
98.0 – 98.5
(4)
Savuka
0.12
5.36 0.65
2.95
6.24 18.42
97.3
TauTona
(2)
0.34
11.83 4.00
8.69
9.32 80.98
97.8
Surface
Surface sources
-
- -
116.31
0.50 58.59
48 – 91
(4)
Southern Africa
Namibia
Navachab
9.85
0.93 9.12
32.40
1.28 41.42
88.0
(4)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent)
(3)
-
- -
28.71
4.48 128.65
84.5 – 91.3
Ghana
Iduapriem
26.36
1.37 36.04
23.22
1.66 38.52
84.5 – 91.3
(4)
Obuasi
(2)
13.93
7.13 99.30
28.10
7.15 200.79
95.0
(4)
Guinea
Siguiri (85 percent)
(3)
30.83
0.64 19.59
87.85
0.86 75.99
88.0 – 93.5
(4)
Mali
Morila (40 percent)
(3)
3.94
1.74 6.85
2.76
1.14 3.14
88.9 – 89.0
(4)
Sadiola (41percent)
(3)
4.10
2.47 10.14
16.20
2.17 35.18
80.0 – 100.0
(4)
Yatela (40 percent)
(3)
1.20
1.14 1.37
-
- -
84.0
(4)
Tanzania
Geita
-
- -
47.36
3.33 157.57
46.2 – 89.3
(4)
Australasia
Australia
Sunrise Dam
8.31
1.94 16.16
9.29
4.05 37.59
95.0 – 85.5
(4)
North America
United States of America
Cripple Creek & Victor
99.82
0.93 92.29
46.40
0.89 41.17
50 – 77
(4)
South America
Argentina
Cerro Vanguardia (92.5 percent)
(4)
(3)(7)
10.76
1.37 14.78
9.64
4.53 43.66
95.0
Brazil
Brasil Mineraçáo
(8)
4.61
6.94 32.00
6.46
5.55 35.85
88 – 93
(4)
Serra Grande (50 percent)
(3)
2.06
3.58 7.38
0.86
3.99 3.43
90.9– 95.9
Total
224.87
1.86 417.77
542.25
3.15 1,708.35
(1)   Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)  Probable Ore Reserves include Ore Reserves below infrastructure. See table below.
(3)  Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(4)  Recovery factor varies according to ore type.
(5)  The Vaal Reef Ore Reserves include 16.9 thousand tonnes of Uranium by-products; this can not be accounted for by individual mine as Great Noligwa,
      Kopanang and Moab Khotsong feed to a combination of plants.
(6)  Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)  The Ore Reserve contains 1175 tonnes of silver to be recovered as a by-product.
(8)  0.41 million tonnes of sulfur will be recovered from processing the Ore Reserve.
Rounding may result in computational differences.

The 2009 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:
Mine
Tonnes (millions)
Grade (grams/tonne)
Gold Content (tonnes)
TauTona 0.48 13.93 6.70
Mponeng 25.02 11.84 296.30
Moab Khotsong 11.84 10.35 122.56
Obuasi 3.30 13.14 43.41
Brasil Mineração 4.19 5.6 23.49
Total 44.83 10.99 492.47
Rounding may result in computational differences.

Ore Reserves: Metric
At December 31, 2008
Proven Ore Reserves
(1)
Probable Ore Reserves
(1)(2)
Metallurgical
Tonnes
(6)
Grade
Gold
Tonnes
Grade
Gold
Recovery factor
Content
Content
(mill)
(g/t)
(tonnes)
(mill)
(g/t)
(tonnes)
percent
Southern Africa
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
Southern Africa
Namibia
Navachab
7.21
0.89
6.39
27.58
1.28
35.19
72 – 94
(4)
Continental Africa
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
Australasia
Australia
Boddington (33.33 percent)
(3)(8)
56.93
0.90
51.45
207.60
0.75
156.50
80.4
Sunrise Dam
10.89
2.12
23.09
6.90
5.23
36.07
76 – 94
(4)
North America
United States of America
Cripple Creek & Victor
112.57
0.93
104.60
55.70
0.87
48.59
50 – 77
(4)
South America
Argentina
Cerro Vanguardia (92.5 percent)
(4)
(3)(7)
9.99
1.39
13.90
12.29
3.52
43.24
65.5 – 94.0
Brazil
Brasil Mineraçáo
5.71
7.33
41.91
6.27
6.03
37.77
88 – 93
(4)
Serra Grande (50 percent)
(3)
2.05
3.96
8.12
0.77
4.07
3.13
95.0
Total
340.17
1.88
640.97
670.16
2.46
1,646.28
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
Brasil Mineração 4.2 6.18 25.9
Total 43.5 11.46 498.3
Rounding may result in computational differences.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:
Stockpiles
At December 31, 2009
Gold content
Tons (million)
Grade (ounces/ton)
(million ounces)
Southern Africa
Vaal River
Great Noligwa
-
-
-
Kopanang
-
-
-
Moab Khotsong
-
-
-
Tau Lekoa
-
-
-
West Wits
Mponeng
-
-
-
Savuka
-
-
-
TauTona
-
-
-
Surface
Vaal River Surface – SA MET
(2)
119.33
0.015
1.74
West Wits Surface - SA MET
(2)
8.88
0.017
0.15
Southern Africa
Namibia
Navachab
7.58
0.022
0.17
Continental Africa
Ghana
Iduapriem
3.05
0.032
0.10
Obuasi
5.62
0.058
0.33
Guinea
Siguiri (85 percent)
(1)(3)
64.86
0.016
1.06
Mali
Morila (40 percent)
(1)
7.40
0.043
0.32
Sadiola (41 percent)
(1)
4.52
0.072
0.33
Yatela (40 percent)
(1)
1.33
0.033
0.04
Tanzania
Geita
2.95
0.047
0.14
Australasia
Australia
Sunrise Dam
7.43
0.045
0.34
North America
United Stated of America
Cripple Creek & Victor
-
-
-
South America
Argentina
Cerro Vanguardia (92.5 percent)
(1)
14.45
0.018
0.26
Brazil
Brasil Mineraçáo
-
-
-
Serra Grande (50 percent)
(1)
0.05
0.093
0.01
(1)  Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(2)  Centralized operations treating material on surface that was previously generated by several underground operations.
(3)  Spent heap included in Ore Reserve.
The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:
Stockpiles
At December 31, 2008
Gold content
Tons (million)
Grade (ounces/ton)
(million ounces)
Southern Africa
Vaal River
Great Noligwa
-
-
-
Kopanang
-
-
-
Moab Khotsong
-
-
-
Tau Lekoa
-
-
-
West Wits
Mponeng
-
-
-
Savuka
-
-
-
TauTona
-
-
-
Surface
Vaal River Surface – SA MET
(2)
127.813
0.015
1.909
West Wits Surface - SA MET
(2)
5.616
0.008
0.043
Southern Africa
Namibia
Navachab
6.224
0.021
0.131
Continental Africa
Ghana
Iduapriem
2.955
0.034
0.100
Obuasi
6.306
0.053
0.333
Guinea
Siguiri (85 percent)
(1)(3)
61.873
0.016
1.012
Mali
Morila (40 percent)
(1)
8.200
0.048
0.394
Sadiola (38 percent)
(1)
2.670
0.060
0.160
Yatela (40 percent)
(1)
1.430
0.020
0.029
Tanzania
Geita
8.312
0.030
0.251
Australasia
Australia
Boddington (33.33 percent)
(1)
0.693
0.018
0.013
Sunrise Dam
9.346
0.049
0.456
North America
United States of America
Cripple Creek & Victor
-
-
-
South America
Argentina
Cerro Vanguardia (92.5 percent)
(1)
15.954
0.019
0.302
Brazil
Brasil Mineraçáo
-
-
-
Serra Grande (50 percent)
(1)
0.063
0.139
0.009
(1)  Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(2)  Centralized operations treating material on surface that was previously generated by several underground operations.
(3)  Spent heap included in Ore Reserve.
The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:
Stockpiles
At December 31, 2009
Tonnes (million) Grade (grams/tonne)
Gold content
(tonnes)
Southern Africa
Vaal River
Great Noligwa
-
-
-
Kopanang
-
-
-
Moab Khotsong
-
-
-
Tau Lekoa
-
-
-
West Wits
Mponeng
-
-
-
Savuka
-
-
-
TauTona
-
-
-
Surface
Vaal River Surface - SA MET
(2)
108.26
0.50
54.02
West Wits Surface- SA MET
(2)
8.06
0.57
4.57
Southern Africa
Namibia
Navachab
6.87
0.77
5.28
Continental Africa
Ghana
Iduapriem
2.77
1.08
2.99
Obuasi
5.10
2.01
10.23
Guinea
Siguiri (85 percent)
(3)(1)
58.84
0.56
32.83
Mali
Morila (40 percent)
(1)
6.71
1.49
9.99
Sadiola (41 percent)
(1)
4.10
2.47
10.14
Yatela (40 percent)
(1)
1.20
1.14
1.37
Tanzania
Geita
2.67
1.63
4.35
Australasia
Australia
Sunrise Dam
6.74
1.55
10.47
North America
United States of America
Cripple Creek & Victor
-
-
-
South America
Argentina
Cerro Vanguardia (92.5 percent)
(1)
13.11
0.62
8.14
Brazil
Brasil Mineraçáo
-
-
-
Serra Grande (50 percent)
(1)
0.04
3.2
0.14
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
Southern Africa
Vaal River
Great Noligwa
-
-
-
Kopanang
-
-
-
Moab Khotsong
-
-
-
Tau Lekoa
-
-
-
West Wits
Mponeng
-
-
-
Savuka
-
-
-
TauTona
-
-
-
Surface
Vaal River Surface - SA MET
(2)
115.950
0.51
59.38
West Wits Surface- SA MET
(2)
5.094
0.27
1.35
Southern Africa
Namibia
Navachab
5.646
0.72
4.07
Continental Africa
Ghana
Iduapriem
2.681
1.16
3.11
Obuasi
5.720
1.81
10.36
Guinea
Siguiri (85 percent)
(3)(1)
56.130
0.56
31.48
Mali
Morila (40 percent)
(1)
7.439
1.65
12.25
Sadiola (38 percent)
(1)
2.422
2.06
4.99
Yatela (40 percent)
(1)
1.297
0.70
0.91
Tanzania
Geita
7.541
1.03
7.80
Australasia
Australia
Boddington (33.33 percent)
(1)
0.628
0.63
0.39
Sunrise Dam
8.478
1.67
14.2
North America
United States of America
Cripple Creek & Victor
-
-
-
South America
Argentina
Cerro Vanguardia (92.5 percent)
(1)
14.473
0.65
9.39
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
Southern Africa
Underground sources
Ore body opened up, developed and
sampled on a 7 to 10 foot spacing on
raise lines and on a 16 x 16 grid
thereafter
From a 131 x 131 foot spacing up to
3281 x 3281 foot spacing
Surface sources
Variable sampling strategies: Belt
samplers, cross stream residue samplers
and bulk sampling campaigns
Variable sampling strategies: Belt
samplers, cross stream residue samplers
Southern Africa
Namibia
Navachab 33 x 33 feet 82 x 164 feet
Continental Africa
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
Sadiola 66 x 66 feet, 82 x 82 feet 82 x 164 feet
Yatela 33 x 33 feet, 82 x 82 feet 115 x 148 feet
Tanzania
Geita 16 x 33 feet, 33 x 33 feet 131 x 131 feet
Australasia
Australia
Sunrise Dam 33 x 33 feet, 82 x 82 feet
66 x 66 feet, 131 x 131 feet, 164 x 164
feet
North America
United States of America
Cripple Creek & Victor <98 x 98 feet >98 x 98 feet
South America
Argentina
Cerro Vanguardia 41 x 41 feet 131 x 131 feet
Brazil
Brasil Mineraçáo
66 x 66 feet, 82 x 82 feet. Drilling pattern
of 197 x 66 feet for Cuiabá Expansion
Project.
66 x 66 feet, 164 x 164 feet.
Serra Grande
(50 percent)
33 x 33 feet, 66 x 33 feet 33 x 66 feet, 66 x 164 feet

Drill hole spacing: Metric
In determining the Proven and Probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:
Drill Hole Spacings
Proven Ore Reserves
Probable Ore Reserves
Southern Africa
Underground sources
Ore body opened up, developed and
sampled on a 2 to 3 meter spacing on
raise lines and on a 5 x 5 grid
thereafter
From a 40 x 40 meter spacing up to 1000 x
1000 meter spacing
Surface sources
Variable sampling strategies: Belt
samplers, cross stream residue
samplers and bulk sampling
campaigns
Variable sampling strategies: Belt samplers,
cross stream residue samplers
Southern Africa
Namibia
Navachab 10 x 10 meter 25 x 25 meter
Continental Africa
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
Australasia
Australia
Sunrise Dam 10 x 10 meter, 25 x 25 meter 20 x 20 meter, 40 x 40 meter, 50 x 50 meter
North America
United States of America
Cripple Creek & Victor <30 x 30 meter >30 x 30 meter
South America
Argentina
Cerro Vanguardia 12.5 x 12.5 meter 40 x 40 meter
Brazil
Brasil Mineraçáo
20 x 20 meter, 25 x 25 meter. Drilling
pattern of 60 x 20 for Cuiabá
Expansion Project.
20 x 20 meter, 50 x 50 meter.
Serra Grande
(50 percent)
10 x 10 meter, 20 x 10 meter 10 x 20 meter, 20 x 50 meter

DEVELOPMENT
Project ONE
AngloGold Ashanti’s Project ONE program is the holistic transformation initiative that underpins the effort to reach an ambitious set of strategic safety, productivity, environmental and financial goals. AngloGold Ashanti has set a five-year objective of reducing accident rates by 70 percent; increasing overall productivity by 30 percent; cutting reportable environmental incidents by 60 percent; increasing production by 20 percent; achieving a 25 percent real reduction in costs; and, crucially, achieving a return of at least 15 percent on capital employed through the economic cycle. By achieving these aims, the company will carve for itself a unique competitive position in the mining industry with the management capacity and cash flow to realise its long-term vision of being the world’s leading mining company.
Practically, Project ONE introduces a common business approach in two main areas:
•
The System for People, a managerial effectiveness model is focused on people as the catalysts and drivers of change, and is designed to bring about effective working relationships based on trust and a culture of accountability at all levels.
•
The Business Process Framework, a scientifically rigorous model focused on both short- and long-term planning and execution of work. This framework delivers the business expectations and operational targets set by the organisation while incorporating possibilities for continuous improvements.

The primary focus of Project ONE is to introduce a common business process across AngloGold Ashanti, from its 21 mining operations across 10 countries, to its myriad exploration sites across 4 continents and its corporate hubs in
South Africa, the United States and Australia. The program was launched in August 2008 under the direction of Tony
O’Neill, Executive Vice President – Business and Technical Development, and is now being implemented at all operations.
The benefit of introducing this common business process lies in establishing a disciplined and uniform operating methodology in order to minimise waste and variation. This, in turn, will ensure each operation and every service function operates consistently at their highest performance and efficiency levels.
The philosophy is simple in theory and execution. Volatility and variation in any business process creates uncertainty, whether in determining mining volumes and plant feed or in optimising maintenance schedules and supply-chain management. The same holds for the management of working relationships. It is this variation and volatility which skews outcomes, and which can be reduced by implementing rigorous planning, scheduling, resourcing and execution processes, and most importantly, by clarifying roles and accountabilities at each level.
The merits of this approach are already in evidence at the two pilot sites for the project: the Mponeng plant in South
Africa and the Geita mine in Tanzania. The business improvement initiative was initiated at the Mponeng plant in
October 2008, and contributed to a 15 percent increase in throughput over the historical average. This is an especially significant result at the Mponeng plant, long regarded as the flagship operation within the group.

At Geita, where Project ONE was launched in February 2009, immediate results from both the System for People and the
Business Process Framework interventions have been even more striking. For too long, Geita’s performance suffered because of continual equipment breakdowns, poor plant and fleet availability, an overall lack of mining flexibility and a skills deficit in some key areas. Graham Ehm, formerly the Executive Vice President of our Australian operations and one of our most experienced open pit-mine operators, was appointed in May 2009 to lead the change at Geita in partnership with
Richard Duffy, Executive Vice Presiden: Continental Africa and his team. Graham was able to build on solid preparatory work done before his appointment and also to take decisive action to effect the improvements seen by the end of 2009.
The remarkable improvements achieved are emblematic of Project ONE’s potential.
Through careful analysis of the relevant aspects of Geita’s operations – from human resources, drilling and blasting, to plant availability and fleet maintenance – the flaws in the overall operating methodology became apparent. And so did the remedies. There are powerful anecdotes that demonstrate the resulting change.
A dispassionate look at the mine’s drill and blast performance showed AngloGold Ashanti did not possess the right level of expertise in Tanzania to ensure anything but a hand-to-mouth existence in broken stocks. Soon after appointing specialist drill-and-blast contractors in May, stocks of broken ore rose to more than three weeks worth and provided the necessary mining flexibility we needed. This had positive reverberations throughout the rest of the operation.
The company’s study at Geita also showed a critical deficiency in maintenance. Our teams were running flat-out to deal with emergency breakdowns, which were occurring with alarming frequency due to a lack of scheduled maintenance and general backlog on basic upkeep of equipment of all types. Identifying this problem enabled Geita’s management to appoint a rapid-response team to address the ongoing emergency issues, while another group was put in place to address the maintenance backlog. To this end, work orders for recurring jobs have been designed to ensure the right person is appointed and that they have the correct resources available at the right time to efficiently complete their work in the time allotted. This requires active participation by the management team and each level of the workforce in frequent planning sessions where expectations are set, tasks assigned and accountability apportioned.

The Geita team has focused on limiting volatility and variance, and smoothing out the peaks and troughs in each of the operating processes. By reducing volatility and increasing operating certainty through detailed planning, the average throughput can be enhanced and efficiency increased with only nominal capital investment. In short, by ensuring that the right people are in the right place, to do the right job at the right time, productivity has been bolstered in a meaningful way. By combining the technical skills in the business with the equally important skills of organisational design and human resource management, AngloGold Ashanti is beginning to realise Geita’s potential.

Plant availability and throughput are significantly higher and disruptive weekly maintenance shutdowns have been replaced by well-resourced monthly shutdowns; the increase in broken stocks has greatly improved flexibility; bench designs are improved and in-pit road designs have been greatly enhanced which has allowed trucks to achieve better cycle times; fleet availability is also markedly better, which has significant consequences not only for efficiency, but also for fleet replacement. The confluence of these factors will help mining teams to access higher grade areas more quickly than originally anticipated and ultimately will bolster production further and lower costs.

The improvements are not independent of other management interventions, but the introduction of consistent business processes will ensure that improvements are sustained and extended.

Following the success of the pilot projects, the business improvement intervention was extended to the Siguiri plant in
Guinea, Sunrise Dam in Australia, the Savuka plant in South Africa and the AngloGold Ashanti Brazilian operations in
Nova Lima. Operational improvements are expected at these sites during the course of 2010. Implementation will have begun at the remaining sites by mid 2011.

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

SUSTAINABLE DEVELOPMENT – A SUMMARY

AngloGold Ashanti’s Sustainability Review 2009 provides a comprehensive account of the company’s sustainability performance in 2009. In this section, AngloGold Ashanti highlights the key areas of its reporting for 2009, summarizes company performance against these issues during the year and details its sustainability commitments for 2010.

Reporting on issues that matter

In 2009, AngloGold Ashanti undertook an extensive review of the way in which it compiles its sustainability report and made several changes to the reporting format. The company wanted to ensure that its reporting remained aligned with leading practice, that it was focused and accessible to users and presented a balanced and accurate account of company commitments and performance. As in previous years, AngloGold Ashanti has reported at an A+ application level against the Global Reporting Initiative (GRI) reporting standard and has complied fully with the reporting requirements of the International Council on Mining and Metals (ICMM) Sustainable Development Framework.

As part of the revised approach and in order to determine the most important issues for sustainability reporting,
AngloGold Ashanti has implemented a formal process for assessing the material sustainability issues for the business.
In line with sustainability reporting standards and leading practice, this process incorporates stakeholder input and is aligned with the group’s own risk management methodology.

As a result of a materiality assessment, AngloGold Ashanti identified the following group-level issues for sustainability reporting:

•           Safety and health: safeguarding the safety and health of employees, and the communities surrounding the company’s operations;
•           Resource custodianship: effective custodianship and management of resources, particularly energy, land and water, in a resource-scarce environment;
•           Human rights: managing human rights issues which arise from the company’s operating context;
•           Delivering economic benefits: addressing expectations from host governments and communities to see greater economic and developmental benefits from the mining industry;
•          Capacity building, transformation and engagement: developing a competent and engaged workforce, through effective transformation and skills development, and by ensuring that key skills are retained; and
•          Closure planning and provision: ensuring that there is adequate planning and provision for closure during the life cycle of each operation.

The management of sustainability issues in AngloGold Ashanti is the responsibility of the Executive Vice President:
Business Sustainability. The position was created on AngloGold Ashanti’s Executive Committee in 2008 and reports directly to the Chief Executive Officer to ensure alignment with business strategy. Oversight at board level is provided by the board committee dealing with sustainable development. The committee meets quarterly to review sustainability performance and is independently chaired. The chairman of the Audit and Corporate Governance Committee was appointed to the Safety, Health and Sustainable Development Committee in 2009 to ensure integration between the
Audit and Corporate Governance Committee and the company’s oversight of social and environmental performance.

AngloGold Ashanti’s Sustainability Review 2009 details management’s approach in each area of sustainability performance.

A Supplementary Report provides a comprehensive response to reporting indicators in line with GRI. The section below presents performance in 2009 against the sustainability commitments made by the company for the year, and details its sustainability commitments for 2010 and beyond.

Safety and health – employees and communities
Performance
2008 – Commitments
2009 – Delivery
Elimination of fatal accidents
The elimination of fatal accidents is AngloGold Ashanti’s most important business goal and the company continues to work towards this objective. AngloGold Ashanti acknowledges that there is still much work to do in this area and records with sadness the loss of 16 of its colleagues in 2009.
20 percent reduction in all
injury rates
In 2009 the lost time injury frequency rate (LTIFR) improved by 10 percent over the previous year and the medical treatment injury frequency rate (MTIFR) showed a 19 percent improvement. The MTIFR reflects all injuries, including lost time injuries but excludes fatalities.
Complete development of the
Safety Transformation
Blueprint
The Safety Transformation Blueprint was initially released in May 2009 and will be reviewed every six months. Launch of the Safety Transformation project is planned for
April 2010.
Progress towards the industry
milestone of no new cases of
silicosis among previously
unexposed employees in
South Africa (2008 onwards)
after December 2013
AngloGold Ashanti has seen a steady decline in the number of new cases of silicosis reported, with the incidence in 2009 (among all South African employees) at 3.5 per
1,000 compared with 4 per 1,000 in 2008 and 7 per 1,000 in 2007. There is, however, still much work to do in this area as performance in 2009 fell short of expectation.
No deterioration in hearing
greater than 10 percent
amongst occupationally
exposed individuals in South
African operations
This industry milestone has not been achieved. The incidence of noise-induced hearing loss (NIHL) in South Africa has decreased from 2.6 per 1,000 employees in
2008 to 2.36 cases per 1,000 in 2009. In total 79 new cases of NIHL were compensated, compared with 88 in 2008
(1)
. AngloGold Ashanti has intensified its
hearing conservation program and has so far silenced 80 percent of identified sources of noise.
Sustain the 80 percent uptake
of voluntary counseling and
testing (VCT) for HIV/AIDS at
all business units in South
Africa
The total number of VCT encounters for 2009 (assuming single annual testing) was
87 percent of the workforce. Much of the continued success can be attributed to leadership and engagement of both senior management and organized labor at the mines, as well as the continued involvement and work of peer educators and counselors.
Increase the ratio of
employees in South Africa on
anti-retroviral therapy (ART) to
90 percent of those for whom it
is indicated clinically
AngloGold Ashanti estimates that 7.5 percent of employees at its South African operations require ART. As at December 2009, there were 2,216 employees receiving
ART. This represents approximately 87 percent of those estimated to require ART in the region. Non-adherence to drug regimens and exits from the ART program remain problematic and require greater focus alongside encouraging new registrations.
1. The number of NIHL cases in 2008 has been restated from 77 to 88; a classification error was made in respect of the 2008 data.

Safety and health – employees and communities
Commitments 2010 and beyond
Commitments
Context
Achieving a further 20 percent
reduction in all injury rates in
2010, with the long-term
objective of operating an
accident-free business
Safety is AngloGold Ashanti’s most important business consideration. The company focused on creating the safest possible working environment for its employees, a commitment which is reflected in the company’s safety goals.
Begin implementation of the
Transformation project
AngloGold Ashanti plans to launch this project in April 2010, with the objective of achieving a quantum improvement in safety performance.
Elimination of new cases of
silicosis among previously
unexposed employees at
South African operations by
2013
Silicosis remains the most significant occupational health issue at the South African operations and the company is placing considerable focus on reaching the industry target of eliminating the disease among previously unexposed individuals by 2013.
Intensity hearing conservation
programs continue to silence
to acceptable levels all
identified noisy equipment in
order to achieve the industry
milestone of no deterioration in
hearing greater than 10
percent amongst
occupationally exposed
individuals at South African
operations
NIHL remains a significant challenge at the South African operations, particularly in light of the increase in NIHL incidence in 2010, despite hearing conservation programs in place. AngloGold Ashanti will be increasing the frequency of sampling data on exposure to noise in 2010 and will be progressing the silencing of all identified sources of noise. The use of Hilti electric rock drills that have a lower noise level than conventional drills is being piloted at two of the South African operations.
Maintain a rate of 80 percent
of South African employees
attending VCT during 2010,
excluding current wellness
clinic attendees
In the absence of accurate measurements of prevalence of HIV/AIDS, targets in this area focus on VCT and wellness. True measurements of prevalence are currently unavailable owing to the anonymous testing system in place. With the agreement of employees, the implementation of single testing could be used to calculate prevalence and enable the company to combat this disease more successfully. Once current prevalence can be determined (a two-year period would be required following agreement to single testing), targets for prevalence can be set.
Reduce by 50 percent the
number of avoidable drop-outs
from wellness programs in
2010
Achievement of new clinic enrolment targets accompanied by targets to reduce avoidable dropouts by 50 percent will result in improvements in wellness clinic attendance and will assist the company’s efforts to combat HIV/AIDS through wellness programs.
Reduce occupational
tuberculosis (TB) incidence to:
•    3 percent of all South
African employees by
2010;
•    2.25 percent of all South
African employees by
2015;
•    1.5 percent of all South
African employees by 2020
•
Successfully cure 85
percent of new TB cases in
2010
In the South African mining industry TB is associated with HIV/AIDS and with the incidence of silicosis. Incidence of occupational TB rose in 2009 despite significantly improved dust control. AngloGold Ashanti therefore concludes that HIV prevalence rose even higher. The company’s long-term objective is to reduce the incidence of all
TB to approximately the level of the background community. While HIV remains at high levels, it is a challenge to control TB particularly as some 10-15 percent of all HIV positive people will develop TB each year. Combating HIV will assist AngloGold
Ashanti in controlling the level of TB in its workforce.

Environment, community and human rights
Performance
2008 – Commitments
2009 – Delivery
Develop quantitative
performance targets for
energy and water during 2009
AngloGold Ashanti remains committed to group energy targets to improve energy efficiency per ounce of gold produced by 15 percent in the short to medium term and to reduce greenhouse gas emissions per ounce of gold produced by 30 percent in the longer term. With the more difficult mining conditions encountered as mines mature, reducing energy consumption further is challenging. Developing site-level energy performance objectives will only be completed in 2012. In the interim, efforts to reduce energy consumption continue, particularly at the energy-intensive South African operations (41 percent of total energy consumed in 2009). While electricity consumption at these operations has reduced by 7.3 percent in the last two years and electricity consumption per tonne of rock treated has fallen by 11.5 percent in the same period, electricity consumption per unit of gold produced has increased by 20.6 percent as a consequence of more difficult mining conditions.
Decreasing water consumption is equally challenging. AngloGold Ashanti continues its efforts to improve water consumption efficiency and water management at all sites.
Address key opportunities and
risks identified by the 2008/9
climate change study
This high level study was completed during 2009 and raised awareness of the implications of climate change throughout AngloGold Ashanti. A project to develop carbon credits under the UN Clean Development Mechanism (CDM) has already been initiated, as recommended by the study.
Implement an integrated
incident notification and
reporting system to include
community incidents
An integrated incident classification and reporting standard was implemented as planned in 2009. New and clearer environmental and community incident classification criteria have been adopted.
Roll out new policies and
practices and train security
personnel in the Voluntary
Principles on Security and
Human Rights (Voluntary
Principles)
The implementation of the new global security framework started in 2009. It is a three-
year plan and good progress was made in key areas in 2009, particularly in the roll-out of Voluntary Principles procedures and best practice and the in training of AngloGold
Ashanti and third party security service providers. Self-audits were undertaken at the end of 2009 to identify gaps and mitigation strategies.
Maintain certification to the
ISO 14001 environmental
management system and
incorporate community
aspects (by 2011) and
implement environment and
community management
standards
ISO 14001 certification was maintained at all operations. In 2009, progress was made on development of management standards that incorporate community aspects. This work will be completed by 2012, rather than 2011 as originally scheduled. Standards on air quality, chemicals, closure and rehabilitation, and use, waste and water have been approved and implementation has begun.
Conduct a Corporate
Environmental Review
Program biennially
The program was conducted at operations in Australia, Namibia, South Africa,
Tanzania and the US. The scope of the review was extended during the year to include community aspects.
Conduct a review of closure
planning practices in 2009
A closure and rehabilitation management standard was introduced. It was externally reviewed against international best practice before finalization. Each mine’s closure plan was reviewed against the standard in order to identify gaps in implementation.
Establish a government
relations function and embed it
into the company’s decision-
making processes
The function has been established. In 2009, significant work was undertaken to put systems in place, including the generation of quarterly reports on government relations and political risk which are reviewed by the Executive Committee.
Develop and pilot a globally
applicable model for
government engagement
practice
In 2009 a model was developed and a pilot engagement exercise initiated in South
Africa. This will be continued in 2010.
In South Africa, participating in
the Mining Charter review and
influencing outcomes
In South Africa, the company, through the industry representative body, the Chamber of Mines, is actively involved in the Mining Charter review process.
AngloGold Ashanti’s Chief Executive Officer, Mark Cutifani, has been elected Vice
President of the Chamber of Mines of South Africa and will, by virtue of this position, play an active role in the review process

Environment, community and human rights
Commitments 2010 and beyond
Commitments
Context
Continue work to improve
water and energy
performance, including
through the development of
site-level objectives
To assist in developing site-level objectives and action plans by 2012, energy and water maps will be refined for each operation during 2010 and 2011, detailing the sources and quantities of energy and water used in each process within the operation.
The energy and water benefits from each business improvement initiative will also be quantified.
Audit the global energy and
water security position for all
operations
The site-by-site results of a high-level audit of global energy and water security to be undertaken in 2010, including a review of expected costs, will be included in post-2010 strategy development.
Continue to address key
opportunities and risks
identified by the 2008/2009
climate change study
Life-of-mine climate change risks will be specified in more practical detail for each operation during 2010 and 2011, starting with those at greatest risk. Planning to address these risks has begun. On completion of the pilot CDM project which has been initiated, the value of further CDM projects will then be assessed.
Zero violations of the
Voluntary Principles 2010
In 2009 there were four allegations of potential violations which were investigated. All proved to be non-violations by the company. One incident was reported which proved to be a violation by a joint venture partner. Appropriate action was taken and the matter was resolved.
Develop a standard approach
for all contracts for
government- provided security
A full review of all contracts with private and public security providers globally is planned for 2010, with the aim of implementing a template for all government provided security contracts which incorporates best practice.
Incorporate community
aspects into each operation’s
ISO 14001 management
system by 2012
ISO 14001 management systems are in place at each operation. Incorporation of community aspects into a formal management system increases the rigor with which these aspects of the business are managed.
Final approval or development
of management standards and
associated guidance material
that govern how the company
interacts with communities and
the environment
Site personnel need to be aware of their performance expectations and the standards to which they will be held. Communities, governments and other stakeholders need to know what standard to expect of the company.
Work on findings of review
conducted in 2009 to address
any site-level deficiencies in
closure plans and ensure
alignment with company
management standard by
2011
This work is undertaken to ensure orderly and successful mining and closure.
Continue to embed the
government relations function
into decision-making
processes, including through
development of a
management standard in this
area, and through capacity
development
Proactive and planned government engagement needs to be factored into business decisions through ongoing internal consultation. At a regional level, government relations are carried out by AngloGold Ashanti’s country managers.
Roll-out pilot government
engagement strategy model in
South Africa and in a minimum
of two other jurisdictions in
2010
Lessons learnt from the experience of developing and piloting a government engagement strategy in South Africa are to be applied to other jurisdictions.
In South Africa, participate in
the Mining Charter review
AngloGold Ashanti will seek to influence others in the industry and the authorities to ensure an outcome that enhances socio-economic transformation in the context of a globally-competitive industry.

People
Performance
2008 – Commitments
2009 – Delivery
Finalize the design of a human
resources model called the
System for People
The design of the System for People has been finalized and is detailed in a company-
wide policy document. The system is being implemented through line management, with each manager taking accountability for implementation within his or her respective area.
Entrench company values
through employee participation
in determining behaviors which
support values
As a key component of the System for People, a pilot study for a company-wide survey of values was completed at the corporate office and preparations were made for roll-out of the survey globally in January 2010.
Centralize human resource
(HR) policy development to
ensure alignment and focus on
delivering and executing
AngloGold Ashanti‘s strategy
The centralization of policy development is being dealt with largely within the context of the System for People. In the current reporting period, the focus was on the development and implementation of the personal effectiveness system throughout the company, with special focus at management levels.
Delivering and executing a
transformation model that
ensures our license to mine is
maintained across the globe
The company has put in place mechanisms to deliver on its legal obligations with respect to its licenses to mine at all its operations, including South Africa, where the company in compliance with the requirements of the Mining Charter, and in
Continental Africa, where the company has in place plans to reduce the number of expatriates and replace them with suitably qualified local employees over a period of time.
People
Commitments 2010 and beyond
Commitments
Context
Continue with the roll out of the
System for People, including
the global values survey
The System for People will continue to be rolled out across the company during 2010 and 2011. This will result in the organization being more appropriately designed to execute its business strategy, and to have the necessary capability and working relationships required to get work done effectively and efficiently in an environment of mutual trust.
Review the wage negotiations
strategy in West Africa and
develop a model for conducting
wage negotiations which can
be applied throughout the
company’s Continental African
operations
Development work on an appropriate labor relations and collective bargaining system for the Continental Africa operations is ongoing with a particular focus on Ghana and
Guinea. The immediate aim is to move towards a regularized bargaining process in
Guinea, significantly reducing the potential for labor disruption and protracted wage settlements.
Standardize, to the extent
possible, the conditions of
employment of senior
managers to facilitate mobility
within the company.
Steps to standardize the conditions of employment across the company to attract and retain employees in order to facilitate their movement across the operations are at an advanced stage. An independent consultant was contracted to assist in this regard with final recommendations to be tabled by the company during the first quarter of
2010.
Corporate governance statement

“The critical issue is that the stakeholder, having read the report, should be able to come to the conclusion that the company has made its money as a responsible corporate citizen. It is only in this way that directors will be able to build the trust and confidence in a company by the stakeholders, which is so necessary for the sustainability and future prospects of the company” Mervyn King with Teodorina Lessidrenska; Transient Caretakers.

AngloGold Ashanti is committed to the highest standards of corporate governance and believes that good corporate governance must be guided by the principles of sustainable business. In the 21st Century, profit maximization has ceased to be the overriding purpose of the modern company, making it imperative that the interests of all stakeholders are taken into consideration in the governance of the company.

This principle is aptly echoed in AngloGold Ashanti’s vision statement:
We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behavior, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.”

Corporate governance achievements during 2009 and targets for 2010

Significant corporate governance milestones achieved by AngloGold Ashanti during the year as well as targets for 2010 are detailed below:

External Achievements in 2009           Internal Improvements                            Targets for 2010
Overall winner of the Southern Africa
Institute of Chartered Secretaries and
Administrators and the JSE Limited’s
Annual Report Award for the second
consecutive year.

Overall winner of the Human Capital
Reporting, a new category of award
introduced by the Southern Africa
Institute of Chartered Secretaries and
Administrators and the JSE Limited’s
Annual Report Award.

Excellent Ranking and third place in
the Ernst and Young Excellence in
Sustainability Reporting 2009.
Runner-Up in the Best Sustainability
Report: Extractive Industries Award by
the Association of Certified Chartered
Accountants.

Nominated by the South African
National Energy Association for
energy efficiency, the first time any
company has been nominated for this

award.
Received the Energy Efficiency
Excellence Award for 2009 from the
South African Association of Energy
Efficiency.

Selected as the best industrial
participant among the Energy Accord
signatories at the ETA awards.
A Group Compliance Policy Statement
was developed and approved by the
Board of Directors in July 2009.
A revised Delegation of Authority
Policy was approved by the Board of
Directors in July 2009.

A comprehensive Group Risk and
Opportunity Report and Framework
were developed to improve risk
management. Implementation of the
framework commenced during the
year and is ongoing.

Rollout of Project ONE, a company-
wide business improvement initiative.
A Safety Transformation initiative
under Project ONE initiated to improve
safety among the workforce.

A values survey piloted at the
corporate office to determine the
behavior that employees expect to
prevail within the organization.

A new performance appraisal system
was initiated to better assess
performance and improve career
development of individual staff
members.

A Sustainability Steering Committee
was established to enhance
sustainability reporting.
Update board charter to incorporate
new requirements of the Companies
Act 71 of 2008 and the
recommendations of the King III Code.

Update the board induction pack to
include developments in legislation
and corporate governance.

Update the terms of reference of the
Audit and Corporate Governance
Committee to include new
requirements of the Companies Act 71
of 2008 and the new requirements of
the King III Code.

Complete the process of restructuring
the board and certain committees,
including succession planning to
achieve a better balance in skills and
knowledge and improve board
performance.

Update board and committee annual
appraisal forms to ensure that key
performance indicators are in line with
the company’s new strategy. This is
expected to improve assessment
outcomes and board delivery.

Review risk management and
information technology governance by
putting in place improved structures to
oversee these functions in line with
recommendations of King III.
Continue with initiatives being
undertaken under Project ONE.
Corporate governance is constantly evolving and AngloGold Ashanti focuses on continuously seeking ways to improve on its corporate governance standards. Below are highlights of some of the major corporate governance improvements undertaken during 2009.

During 2009, presentations were made to the board of directors on developments in corporate governance in South
Africa, with specific reference to the new Companies Act 71 of 2008 and the King III Code on Corporate Governance.
The Audit and Corporate Governance Committee was briefed on developments in the area of financial reporting.

The company continued with its corporate restructuring to improve operational and management systems and accountability. In 2009 the company’s African operations were separated into the Southern Africa division comprising
South Africa and Namibia, and Continental Africa comprising the mines in Ghana, Guinea, Mali and Tanzania.
Leadership of the Geita mine in Tanzania was strengthened and a business improvement program implemented, which achieved tangible results in the improved performance of that operation. At the Obuasi mine in Ghana, the turnaround strategy which begun in 2008 continued in 2009 with positive outcomes achieved.

To enhance work practices, and to enable the company to reach its full potential, a company-wide business improvement program code named Project ONE, the biggest ever undertaken by AngloGold Ashanti, was initiated.
Project ONE seeks to create a culture that promotes improvement and value, while creating a work environment that empowers individuals to make a difference. The initiative is based on two core change processes – the System for
People (SP) and the Business Process Framework (BPF), the focus of which is to build appropriate capacities of the company’s human resources and commercial/technical systems.

The SP, one of the key components of Project ONE, is designed to bring about effective working relationships based on trust and a sustainable culture of accountability across all levels of the organization and was developed in 2008. SP corresponds with AngloGold Ashanti’s vision, values and mission statement, “People are the Business … Our Business is People”.

In line with the company’s promise to annually review its mission, vision and values and within the context of SP, a values survey was initiated during the year. This study was aimed at establishing a deeper understanding of the organizational values and sets out to determine the behaviors that should characterize relations between individuals and promote cooperation and team work. A pilot survey was completed at the corporate office and is expected to be rolled out globally in the first half of 2010.

In the context of Project ONE, a safety transformation initiative is being developed in accordance with AngloGold
Ashanti’s recognition that Safety is the company’s first value. Its implementation is expected to further improve the company’s safety standards and performance.

As part of Project ONE, a monthly newsletter was launched in December 2009 to communicate important information about the company’s operations to all employees.

Regarding improvement and deepening of corporate policies and management standards, a revised Delegation of
Authority Policy was approved by the board of directors. The policy governs and defines the scope and limits of the authority of officers of AngloGold Ashanti and subsidiaries to commit and bind the company concerning legal and business obligations which the company may, in the usual course of business, enter into from time to time.

The board of directors also approved a Compliance Policy Statement for the AngloGold Ashanti group. The policy affirms and expresses the company’s commitment to legal, regulatory, standards and compliance with best practice. It seeks to establish, promote and maintain values based on compliance and an ethical culture within the spirit of the laws, regulations, codes and standards applicable in the company’s operating jurisdictions, and in the context of the company’s values, internal policies and procedures.

Communication with various stakeholders has always been an important feature of AngloGold Ashanti’s corporate governance practices. To this end, various communication channels have been utilized to engage employees and other stakeholders. During 2009 quarterly briefings by the Chief Executive Officer on the company’s quarterly results and other important corporate events and developments continued. These briefings were held in the corporate office and distributed group wide. Briefs were also issued to employees by the corporate affairs department to keep them abreast of major developments within the company. The company secretarial and the investor relations departments continued
to engage with the investors in line with company policy.

Meaningful engagement with shareholders is considered a centerpiece of accountability and good governance by
AngloGold Ashanti’s board. At the annual general meeting of shareholders held on May 15, 2009, the board detailed the company’s performance and achievements in the previous year and the strategy to be implemented to ensure achievement of its prime objective of creating value for the business in the coming year.

AngloGold Ashanti fully subscribes to the South African government’s initiatives on social transformation. In line with this, the company has established employment equity and governance structures and monitoring processes at company and business unit levels. Each business unit in South Africa and the corporate office has an Employment Equity
Committee, comprising employee representatives. The role of these committees is to liaise with employees, discuss issues relevant to the company’s employment equity programs and inform the Transformation and Human Resources
Development Committee. The company submitted its ninth employment equity report as at August 1, 2009 to the South
African Department of Labor in August 2009.

For purposes of advancing and supporting the interests of women employees at the corporate office, the Women’s
Forum, an affiliate of the corporate office Employment Equity Committee, undertook a number of programs aimed at enhancing information exchange and improving the welfare of women.

4C.      ORGANIZATIONAL STRUCTURE

HEAD OFFICE STRUCTURE AND OPERATIONS

AngloGold Ashanti’s operations are organized on a regional basis. Management of AngloGold Ashanti is entrusted to the executive committee, comprising the two executive directors, eight executive vice presidents and two vice presidents. See "Item 6.: Directors, senior management and employees". Day-to-day management of the operations vests with executive teams based in South Africa (Johannesburg and Potchefstroom), Ghana (Accra), United States
(Denver), Brazil (Nova Lima), and Australia (Perth).

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
Exhibits - Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries" for details.

4D.     Property, plant and equipment

For a discussion on AngloGold Ashanti’s mining properties, plant and equipment, see “Item 4B.: Business Overview”.

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under
US GAAP for the three years ended and as at December 31, 2009, 2008 and 2007.
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
Overview
For the year ended December 31, 2009, AngloGold Ashanti had an attributable gold production of approximately
4.6 million ounces (including joint ventures). Headquartered in Johannesburg, South Africa, the Company has a
global presence with 21 operations comprising open-pit and underground mines and surface metallurgical plants in ten countries which are supported by extensive, yet focused, exploration activities. As at December 31, 2009 the
Company had Proven and Probable Ore Reserves of approximately 68.3 million ounces (including joint ventures) on an attributable basis.
AngloGold Ashanti’s main product is gold. A portion of its revenue is also derived from sales of silver, uranium oxide and sulfuric acid. The Company sells its products on world markets.
AngloGold Ashanti conducts gold-mining operations in the following regions: Southern Africa (South Africa and
Namibia); Continental Africa (Ghana, Guinea, Mali and Tanzania); Australasia (Australia); North America (United
States of America) and South America (Argentina and Brazil). For more information on the Company’s business and operations, see “Item 4B. : Business Overview – Products, operations and geographical locations”.
AngloGold Ashanti’s costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs include labor, fuel, lubricants, power, consumable stores which include explosives, timber, other consumables and utilities. Labor is a significant component of production costs as the
Company’s mining operations consist of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.
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

5A. OPERATING RESULTS
INTRODUCTION
The most significant income statement event of 2009 was the non-hedge derivative loss incurred on a hedge buy-
back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal sale exemption.
Key factors affecting results
Gold prices
AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International
Monetary Fund (IMF), forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold sometimes is subject to rapid short-
term changes because of speculative activities.
The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.
On April 14, 2010, the afternoon fixing price for gold on the London Bullion Market was $1,153.75 per ounce.
For a discussion of the gold supply and demand dynamics, see “Item 4B.: Business overview – The Gold and
Uranium Markets – Gold” in this annual report.
Production Costs
Production costs include the cost of labor, fuel, lubricants, power, consumable stores (which include explosives, timber and other consumables) and utilities used in the production of gold. AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.41 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil. Labor is also a significant component of production costs as AngloGold Ashanti’s mining operations consist of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.

Impairments
AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment. In 2009, AngloGold Ashanti incurred an impairment charge of $8 million on long-lived assets. In 2008,
AngloGold Ashanti incurred an impairment charge of $371 million on long-lived assets and $299 million on goodwill in relation to certain former assets of Ashanti (comprising Obuasi, Geita and Iduapriem)

Effect of exchange rate fluctuations

Currently, a significant portion of AngloGold Ashanti’s revenues, excluding the effect of realized non-hedge derivatives, are generated in South Africa, and to a lesser extent in Brazil, Argentina and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2009, the Company derived 65 percent (61 percent including joint ventures) of its revenues from these countries and incurred 60 percent (56 percent including joint ventures) of its production costs in these local currencies. A one percent strengthening of these local currencies against the US dollar will result in an increase of total cash costs incurred of nearly $4 per ounce, or 1 percent. As the price of gold is denominated in US dollars and the Company realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves the Company’s profitability in the short-term. Conversely strengthening of these local currencies against the US dollar adversely impacts the Company’s profitability in the short-term. Although most local currencies were on average weaker against the US dollar during 2009 compared to
2008, the trend in local currencies from early to the middle of the year started to strengthen as the US dollar was still impacted by effects of the financial debt crisis. Consequently, total cash costs in US dollar terms were negatively impacted for the greater part of the 2009 year. In addition, in countries such as South Africa, Australia and Brazil, the benefits of the higher US dollar gold price were largely eroded by the stronger trend of the local currencies.

To fund local operations, AngloGold Ashanti holds funds in local currencies. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, the Company’s cash and cash equivalents reported in
US dollars could change. At December 31, 2009, approximately 34 percent of the Company’s cash and cash equivalents were held in local currencies.

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
AngloGold Ashanti’s operations have not been materially adversely affected by inflation in recent years given that it has benefited from sustained period of rising gold prices. However, the Company is unable to control the prices at which it sells its gold (except to the limited extent that it utilizes commodity hedging instruments) and it is possible, therefore, that if there is to be significant inflation in South Africa, and to a lesser extent in Brazil, Argentina and
Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the Company’s results and financial condition.
The percentage change in the rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the
table below:
2009
2008
2007
Year ended December 31
percent
percent
percent
The average South African rand/US$ exchange rate weakened by: 1.7 17.4 3.8
PPI (inflation rate) (decrease)/increase: (0.1) 14.2 10.0
Net effect (1.8) (3.2) 6.2
Effect of commodity instruments
AngloGold Ashanti has utilized commodity hedging instruments to protect the selling price of some of its anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. The Company has been reducing its hedge commitments through hedge buy-backs, deliveries into maturing contracts and restructuring of hedge positions in order to provide greater participation in a rising gold price environment, the effect of which may be that only limited price protection is available at lower gold prices. As a result, the Company has reduced its hedge commitments by 2.09 million ounces
(or 35 percent) from 5.99 million ounces as at December 31, 2008 to 3.90 million ounces as at December 31,
2009. Buy-back transactions resulted in cash outflows during the current year of $797 million, included under the caption “Non-hedge derivative loss”. For a discussion of the Company's commodity instruments see."Item 11:
Quantitivate and qualitative disclosures about market risk".
Acquisitions and dispositions
The global gold mining industry has experienced active consolidation and rationalization activities in recent years.
Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.

Acquisitions and dispositions are described in note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”. The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, assuming that acquisitions and disposals took place on the effective date of these transactions.
South African economic and other factors
AngloGold Ashanti is a company domiciled in South Africa, with a number of operations in South Africa. As a result, the Company is subject to various economic, fiscal and monetary factors that affect South African companies generally.

South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. From 1998, certain aspects of exchange controls for institutions and individuals have been incrementally relaxed. It is, however, impossible to predict whether or when the South African government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South
African Reserve Bank. For a detailed discussion of exchange controls, see “Item 10D.: Exchange Controls”.
The Mineral and Petroleum Resources Royalty Act was promulgated by the South African Minister of Finance on
November 24, 2008 and provides for the payment of a royalty according to a formula based on taxable earnings before interest and tax. It has a minimum rate of 0.5 percent and a maximum rate of 5 percent and is a tax deductible expense. It is estimated that the formula will translate to a royalty rate of between 2.5 percent and 4 percent of gross sales in terms of current pricing assumptions. The payment of royalties is scheduled to begin on March 1, 2010.
Comparison of operating performance in 2009, 2008 and 2007
The following table presents operating data for the AngloGold Ashanti group for the three year period ended
December 31, 2009:
Operating data for AngloGold Ashanti
Year ended December 31
2009
2008
2007
Total attributable gold production (thousand ounces) 4,599 4,982 5,477
Total cash costs ($/oz) 534 465 367
Total production costs ($/oz) 683 592 504
Production costs (million US dollars) 2,229 2,159 1,917
Capital expenditure (million US dollars) 1,027 1,239 1,059
- Consolidated entities 1,019 1,232 1,050
- Equity accounted joint ventures 8 7 9

Attributable gold production
For the year ended December 31, 2009, AngloGold Ashanti’s total attributable gold production from continuing operations decreased by 383,000 ounces, or 8 percent, to 4.6 million ounces from 5 million ounces produced in
2008.
In South Africa, gold production decreased by 14 percent from 2,099,000 ounces produced in 2008 to 1,797,000 ounces produced in 2009 mainly due to a decline in the volume of ore mined at Great Noligwa as a result of the intersection of complex, unexpected geological structures in the first quarter of 2009, an underground fire and safety stoppages, lower volume mined at TauTona due to stoppage of production in final quarter of 2009 for shaft rehabilitation and lower grades at Mponeng due to lower reef values and increased dilution. The decrease over 2008 was also caused by lower production at Savuka due to a seismic incident in May 2009 that damaged the sub-shaft infrastructure limiting mining.
Gold production in Australia, Mali and North America decreased from 433,000 ounces, 409,000 ounces and 258,000 ounces, respectively, produced in 2008 to 401,000 ounces, 360,000 ounces and 218,000 ounces, respectively, produced in 2009. This decrease was mainly due to the completion of mining the high grade ore in the base of the
Mega Pit that boosted production in 2008 at Sunrise Dam (Australia), change in the mix of oxide and sulfide ore
(higher percentage of high grade sulfide ore was processed in 2008) at Sadiola (Mali) and pad phase timing and reduced recovery from poor alkalinity at depth impacting the pH levels at Cripple Creek (North America).
The decrease in 2009 in gold produced at most mines was partially offset by an increase in gold production at Moab
Khotsong (South Africa), the surface operations (which mainly treat material from the Great Noligwa waste rock dump in South Africa) and Cerro Vanguardia (Argentina) from 192,000 ounces, 92,000 ounces and 154,000 ounces, respectively, produced in 2008 to 247,000 ounces, 164,000 ounces and 192,000 ounces produced, respectively, in
2009. This was mainly due to continuation of production build up as well as the addition of SV4 section from the second half of 2008 at Moab Khotsong, the commissioning of the No.1 Waste Rock Dump in the current year, which resulted in grades exceeding that of 2008 at the surface operations and higher grades arising from improvements in the plant efficiency at Cerro Vanguardia.
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
The decrease during 2008 at most mines was partially offset by an increase in gold production in Ghana and Guinea from 527,000 ounces and 280,000 ounces, respectively, produced in 2007 to 557,000 ounces and 333,000 ounces produced, respectively, in 2008. This was mainly due to improved plant availability and utilisation at Siguiri (Guinea)
and Iduapriem (Ghana)
Total cash costs and total production costs
Comparison of total cash costs and total production costs in 2009 with 2008
Although most local currencies (South Africa, Australia and Brazil) were on average weaker against the US dollar during 2009 compared to 2008, the trend in local currencies from early to the middle of the year started to strengthen as the US dollar was still impacted by effects of the financial debt crisis. Consequently, total cash costs in US dollar terms were negatively impacted for the greater part of the 2009 year.
Cash costs at most of the operations situated in South Africa increased in 2009 when compared to 2008. This was largely a result of the reduced volumes mined, declining recovered grades, increased power tariffs, wage increases and input cost inflation.

Cerro Vanguardia, the Argentinean mine, recorded a decrease in cash costs of 42 percent from $617 per ounce in
2008 to $359 per ounce in 2009, mainly as a result of an increase in volumes and grade, the decrease cost of mining supplies, as well as an increase in by-product sales and ore stockpile movements.
The Australian mine, Sunrise Dam, reported cash costs of $631 per ounce for 2009 compared to $559 per ounce for
2008, a 13 percent increase mainly due to ore stockpile movements (as mining volume decrease plant capacity is filled using ore previously stockpiled on surface) as well as a decrease in production.
The Brazilian mines, Brasil Mineração and Serra Grande, reported cash costs of $347 per ounce in 2009 compared to $322 per ounce in 2008 and $429 per ounce in 2009 compared to $299 per ounce in 2008, respectively. This increase in cash costs at both mines is mainly attributable to the appreciation of the Brazilian real against the US dollar and lower offsetting revenue from the sale of sulfuric acid, which is a by-product of the Cuiabá operation (Brasil
Mineração). The onset of the global economic crisis in late 2008 caused a sharp decline in sulfuric acid prices in
2009. In addition total cash costs at Serra Grande increased from 2008 due largely to inflation and lower production.
The appreciation in the value of the local currency versus the US dollar affected 80 percent of total costs including that of power, labor, fuel, taxes and maintenance services in 2009.
In Mali,at Morila, cash costs increased in 2009 to $526 per ounce compared to $424 per ounce in 2008 mainly due to the lower level of gold production, a weakening in the US dollar against the euro, and significant increases in certain reagent costs and metallurgical stores. At Sadiola, production decreased by 22 percent to 135,000 ounces, consequently cash costs increased from $401 per ounce in 2008 to $489 per ounce in 2009. The increase in cash costs was partially offset by a decrease in cash costs at Yatela, where The cash costs decreased from $621 per ounce to $326 per ounce due to the significant rise in gold production and improved grades, lower fuel prices and a decrease in mining contractor costs resulting from the renegotiation of the contract and the appointment of a new contractor.
Navachab in Namibia reported an increase in cash costs of 21 percent to $677 per ounce as a result of an increase in the cost of labor, power and contractor fees. Cost pressures were compounded by the decline in gold production.
Geita, in Tanzania, reported a 21 percent increase in cash costs from $814 per ounce in 2008 to $985 per ounce in
2009. This was mainly due to a 66 percent increase in reagent costs, a function of higher prices and increased consumption, a 72 percent increase in mining contractor costs owing to the progression into hard-rock mining, and the outsourcing of the drill and blast functions. These increases were partly offset by a 36 percent decline in fuel costs. In North America, Cripple Creek reported a $61 per ounce increase to $371 per ounce in 2009 mainly due to reduced recovery resulting from poor alkalinity at depth impacting the pH levels.
Overall, total cash costs for 2009 increased by $69 per ounce, or 15 percent, the primary causes being $8 per ounce due to inflation, $22 per ounce to lower grades, $17 per ounce to lower volumes and a net $22 per ounce for other variances. These increases were partially offset by exchange gains of $11 per ounce.

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
In Mali, Yatela reported an increase in cash costs to $621 per ounce in 2008 compared to $300 per ounce in 2007 due to the significant decline in production, appreciation of the euro against the dollar and higher fuel and reagent prices. At Morila, cash costs increased in 2008 to $424 per ounce compared to $333 per ounce in 2007 mainly due to the decline in production, appreciation of the euro against the dollar and higher fuel prices, wages and mining contractor costs. At Sadiola, production increased 23 percent to 172,000 ounces, consequently cash costs decreased from $414 per ounce in 2007 to $401 per ounce in 2008.
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
Overall, total cash costs for 2008 increased by $98 per ounce, or 27 percent, the primary causes being $53 per ounce was due to inflation, $25 per ounce to lower grades, $20 per ounce to lower volumes and a net $22 per ounce for other variances. These increases were partially offset by exchange gains of $22 per ounce.
Reconciliation of total cash costs and total production costs to financial statements

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and Industry practice and are not US GAAP measures. The Gold Institute, which has been incorporated into the National Mining Association, was a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

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

A reconciliation of production costs as included in the company’s audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2009 is presented below. In addition the Company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2009
Operations in Southern Africa
(in $ millions, except as otherwise noted)
Great
Noligwa
Kopa-
nang
Moab
Khot-
song
Tau
Lekoa
Mpon-
eng
Savuka
Tau
Tona
Namibia
Surface
opera-
tions
Corpo-
rate(6)
Production costs
127
141
107
88
178
34
119
42
64
(26)
Plus:
Production costs of equity accounted joint
ventures
(1)
- - - - - - - - - -
Less:
Rehabilitation costs & other non-cash
costs
- (1) - 2 - - - (1) - (15)
Plus:
Inventory movement
- - - - (1) - (1) 1 - -
Royalties
- - - - - - - 2 - -
Related party transactions
(2)
(2) (3) (3) (1) (5) - (2) - (2) -
Adjusted for:
Noncontrolling interests
(3)
- - - - - - - - - -
Non-gold producing companies and
adjustments
- - - - - - - - - 41
Total cash costs
125
137
104
89
172
34
116
44
62
-
Plus:
Depreciation, depletion and amortization
29 61 80 7 37 8 49 2 2 13
Employee severance costs
3 2 1 1 1 - 2 - - -
Rehabilitation and other non-cash costs
- 1 - (2) - - - 1 - 15
Adjusted for:
Noncontrolling interests
(3)
- - - - - - - - - 8
Non-gold producing companies and
adjustments
- - - - - - - - - (3)
Total production costs
157
201
185
95
210
42
167
47
64
33
Gold produced (000’ ounces)
(4)
158
336
247
124
520
30
218
65
164
-
Total cash costs per ounce
(5)
791
408
421
718
331      1,133
532
677
378
-
Total production costs per ounce
(5)
994
598
749
766
404      1,400
766
723
390
-

For the year ended December 31, 2009
Operations in Ghana, Guinea, Mali, Tanzania, Australia, North America, Argentina and Brazil
(in $ millions, except as otherwise noted)

GHANA
GUINEA
MALI
TANZ-
ANIA
AUSTRALIA
NORTH
AMERI-
CA
ARGE-
NTINA
BRAZIL
Iduap-
riem
Obuasi
Sigui-
ri
Morila
Sadiola
Yatela
Geita
Boddin-
gton(8)
Sunrise
Dam
Cripple
Creek&
Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti

Brasil
Miner-
cao
Serra
Grande
Production costs
122
240
160
-
-
-
261
-
250
83
62
112
65
Plus:
Production costs of equity
accounted joint ventures
(1)
- - - 67 61 26 - - -
- - - -
Less:
Rehabilitation costs & other
non-cash costs
(2) (5) (7) (2) (1) (3) (3) - (6)
5 (2) (4) (1)
Plus:
Inventory movement
- (6) 7 (1) (2) (1) 2 - (1)
54 (1) 6 -
Royalties
5 11 30 8 8 5 8 - 10
2 16 - -
Related party transactions
(2)
- - - - - 2 - - -
- - - -
Adjusted for:
Noncontrolling interests
(3)
- - (28) - - - - - -
- (6) - (31)
Total cash costs
125
240
162
72
66
29
268
-
253
144
69
114
33
Plus:
Depreciation, depletion and
amortization
24 76 26 5 12 5 53 - 37
23 24 44 20
Employee severance costs
- 2 - - - - - - -
- 2 - -
Rehabilitation and other non-
cash costs
2 5 7 2 1 3 3 - 6
(5) 2 4 1
Adjusted for:
Noncontrolling interests
(3)
- - (5) - - - - - -
- (2) - (10)
Total production costs
151
323
190
79
79
37
324
-
296
162
95
162
44
Gold produced (000’ ounces)
(4)
190
381
316
137
135
89
272
-
401
218
192
329
77
Total cash costs per ounce
(5)
658
630
513
526
489
326
985
-
631
(7)
371
359
347
429
Total production costs per
ounce
(5)
795
848
601
577
585
416 1,191
-
738
743
495
492
571

For the year ended December 31, 2009
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
2,229
Plus:
Production costs of equity accounted joint ventures
(1)
154
Less:
Rehabilitation costs & other non-cash costs
(46)
Plus/(less):
Inventory movement
56
Royalties
105
Related party transactions
(2)
(16)
Adjusted for:
Noncontrolling interests
(3)
(65)
Non-gold producing companies and adjustments
41
Total cash costs
2,458
Plus:
Depreciation, depletion and amortization
637
Employee severance costs
14
Rehabilitation and other non-cash costs
46
Adjusted for:
Noncontrolling interests
(3)
(9)
Non-gold producing companies and adjustments
(3)
Total production costs
3,143
Gold produced (000’ ounces)
(4)
4,599
Total cash costs per ounce
(5)
534
Total production costs per ounce
(5)
683
(1)
Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(2)
Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(3)
Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.
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
(8)
There was no production attributable to AngloGold Ashanti in 2009. AngloGold Ashanti sold the 33.33 percent joint venture interest it held in Boddington Gold Mine to Newmont Mining during 2009.

For the year ended December 31, 2008
Operations in Southern Africa
(in $ millions, except as otherwise noted)
Great
Noligwa
Kopa-
nang
Moab
Khot-
song
Tau
Lekoa
Mpon-
eng
Savuka
Tau
Tona
Namibia
Surface
oper-
ations
Corp-
orate(6)
Production costs
152
128
74
78
155
29
125
37
41
13
Plus:
Production costs of equity accounted joint
ventures
(1)
- - - - - - - - - 9
Less:
Rehabilitation costs & other non-cash
costs
- - (1) (2) (2) (1) (7) (1) - 26
Plus:
Inventory movement
- - - - (1) - - - - -
Royalties
- - - - - - - 2 - -
Related party transactions
(2)
(1) (2) (1) (1) (3) - (1) - - -
Adjusted for:
Noncontrolling interests
(3)
- - - - - - - - - -
Non-gold producing companies and
adjustments
- - - - - - - - - (32)
Total cash costs
151
126
72
75
149
28
117
38
41
16
Plus:
Depreciation, depletion and amortization
32 53 50 25 44 5 37 4 3 12
Employee severance costs
3 2 - 1 1 - 2 - - -
Rehabilitation and other non-cash costs
- - 1 2 2 1 7 1 - (26)
Adjusted for:
Noncontrolling interests
(3)
- - - - - - - - - (8)
Non-gold producing companies and
adjustments
- - - - - - - - - (3)
Total production costs
186
181
123
103
196
34
163
43
44
(9)
Gold produced (000’ ounces)
(4)
330
362
192
143
600
66
314
68
92
-
Total cash costs per ounce
(5)
458
348
375
524
248
424
373
559
446
-
Total production costs per ounce
(5)
564
500
641
720
327
515
519
632
478
-

For the year ended December 31, 2008
Operations in Ghana, Guinea, Mali, Tanzania, Australia, North America, Argentina and Brazil
(in $ millions, except as otherwise noted)

GHANA
GUINEA
MALI
TANZ-
ANIA
AUSTRALIA
NORTH
AMER-
ICA
ARGE-
NTINA
BRAZIL
Iduap-
riem
Obuasi
Siguiri
Morila
Sadi-
ola
Yatela
Geita
Boddi-
ngton(8)
Sunri-
se
Dam
Cripple
Creek
&
Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti
Brasil
Miner-
cao
Serra
Gran-
de
Production costs
118
227
157
-
-
-
268
(1)
231
70
99
106
52
Plus:
Production costs of equity
accounted joint ventures
(1)
- - - 65 60 34 - - -
- - - -
Less:
Rehabilitation costs & other
non-cash costs
1 - (1) - - 1 5 1 -
(3) (5) 1 -
Plus:
Inventory movement
1 (9) (3) (2) - 1 (65) - 1
63 (4) (4) -
Royalties
5 9 31 9 9 3 7 - 10
2 12 - -
Related party transactions
(2)
- - - - - 2 - - -
- - - -
Adjusted for:
Noncontrolling interests
(3)
- - (28) - - - - - -
- (7) - (26)
Total cash costs
125
227
156
72
69
41
215
-
242
132
95
103
26
Plus:
Depreciation, depletion and
amortization
24 81 36 13 32 2 55 - 46
31 17 42 17
Employee severance costs
- - - - - - - - -
- - - -
Rehabilitation and other non-
cash costs
(1) - 1 - - (1) (5) (1) -
3 5 (1) -
Adjusted for:
Noncontrolling interests
(3)
- - (5) - - - - - -
- (2) - (8)
Total production costs
148
308
188
85
101
42
265
(1)
288
166
115
144
35
Gold produced (000’ ounces)
(4)
200
357
333
170
172
66
264
-
433
258
154
320
87
Total cash costs per ounce
(5)
625
636
468
424
401
621
814
-
559
(7)
310
617
322
299
Total production costs per
ounce
(5)
740
863
565
500
587
636    1,004
-
665
643
747
450
402

For the year ended December 31, 2008
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
2,159
Plus:
Production costs of equity accounted joint ventures
(1)
168
Plus:
Rehabilitation costs & other non-cash costs
12
(Less)/plus:
Inventory movement
(22)
Royalties
99
Related party transactions
(2)
(7)
Adjusted for:
Noncontrolling interests
(3)
(61)
Non-gold producing companies and adjustments
(32)
Total cash costs
2,316
Plus/(less):
Depreciation, depletion and amortization
661
Employee severance costs
9
Rehabilitation and other non-cash costs
(12)
Adjusted for:
Noncontrolling interests
(3)
(23)
Non-gold producing companies and adjustments
(3)
Total production costs
2,948
Gold produced (000’ ounces)
(4)
4,982
Total cash costs per ounce
(5)
465
Total production costs per ounce
(5)
592
(1)
Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(2)
Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(3)
Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.
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

For the year ended December 31, 2007
Operations in Southern Africa
(in $ millions, except as otherwise noted)
Great
Nolig-
wa
Kopa-
nang
Moab
Khot-
song
Tau
Lekoa
Mpon-
eng
Savuka
Tau
Tona
Namibia
Surface
oper-
ations
Corpo-
rate(6)
Production costs
201
133
51
80
159
30
132
36
39
49
Plus:
Production costs of equity accounted joint
ventures
(1)
- - - - - - - - - (8)
Less:
Rehabilitation costs & other non-cash
costs
(2) (1) (5) - - - 1 2 - (23)
Plus:
Inventory movement
(1) (1) - (1) (1) - (1) (1) - -
Royalties
- - - - - - - 1 - -
Related party transactions
(2)
(3) (3) (1) (1) (3) (1) (2) - (1) -
Adjusted for:
Noncontrolling interests
(3)
- - - - - - - - - 1
Non-gold producing companies and
adjustments
- - - - - - - - - (8)
Total cash costs
195
128
45
78
155
29
130
38
38
11
Plus:
Depreciation, depletion and amortization
50 37 34 45 53 5 64 6 3 15
Employee severance costs
1 1 - 1 1 - 1 - - -
Rehabilitation and other non-cash costs
2 1 5 - - - (1) (2) - 23
Adjusted for:
Noncontrolling interests
(3)
- - - - - - - - - -
Non-gold producing companies and
adjustments
- - - - - - - - - (4)
Total production costs
248
167
84
124
209
34
194
42
41
45
Gold produced (000’ ounces)
(4)
483
418
67
165
587
73
409
80
125
-
Total cash costs per ounce
(5)
404
306
672
473
264
397
318
475
304
-
Total production costs per ounce
(5)
513
400     1,254
752
356
466
474
525
328
-

For the year ended December 31, 2007
Operations in Ghana, Guinea, Mali, Tanzania, Australia, North America, Argentina and Brazil
(in $ millions, except as otherwise noted)

GHANA
GUI-
NEA
MALI
TANZ-
ANIA
AUSTRALIA
NORTH
AMER-
ICA
ARGE-
NTINA
BRAZIL
Iduap-
riem(9)
Obu-
asi
Sigu-
iri
Morila
Sadi-
ola
Yatela
Geita
Boddi-
ngton(8)
Sunr-
ise
Dam
Cripple
Creek
&
Victor
Cerro
Vang-
uardia
Anglo
Gold
Ashanti
Brasil
Miner-
cao
Serra
Grande
Production costs
92
176
136
-
-
-
206
1
145
73
44
82
52
Plus:
Production costs of equity
accounted joint ventures
(1)
- - - 50 54 30 - - -
- - - -
Less:
Rehabilitation costs & other
non-cash costs
(7) (18) (6) - (3) (1) (4) (1) 3
(4) (4) (4) (2)
Plus:
Inventory movement
2 1 (3) 1 - - (4) - (2)
42 6 - (1)
Royalties
4 8 28 8 6 5 7 - 11
- 11 - -
Related party transactions
(2)
- - - 1 1 2 - - -
- - - -
Adjusted for:
Noncontrolling interests
(3)
(8) - (23) - - - - - -
- (4) -     (25)
Total cash costs
83
167
132
60
58
36
205
-
157
111
53
78
24
Plus:
Depreciation, depletion and
amortization
21 67 45 13 6 4 58 - 53
32 17 32 18
Employee severance costs
- 14 - - - - - - -
- - - -
Rehabilitation and other non-
cash costs
7 18 6 - 3 1 4 1 (3)
4 4 4 2
Adjusted for:
Noncontrolling interests
(3)
(2) - (7) - - - - - -
- (1) -     (10)
Total production costs
109
266
176
73
67
41
267
1
207
147
73
114
34
Gold produced (000’ ounces)
(4)
167
360
280
180
140
120
327
-
600
282      204
317
91
Total cash costs per ounce
(5)
497
464
471
333
414
300
627
-
262
(7)
269      260
246      264
Total production costs per
ounce
(5)
653
739
629
406
479
342
817
-
345
521       358
360      374

For the year ended December 31, 2007
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)
Total
Production costs per financial statements
1,917
Plus:
Production costs of equity accounted joint ventures
(1)
126
Less:
Rehabilitation costs & other non-cash costs
(79)
Plus/(less):
Inventory movement
36
Royalties
89
Related party transactions
(2)
(11)
Adjusted for:
Noncontrolling interests
(3)
(59)
Non-gold producing companies and adjustments
(8)
Total cash costs
2,011
Plus:
Depreciation, depletion and amortization
678
Employee severance costs
19
Rehabilitation and other non-cash costs
79
Adjusted for:
Noncontrolling interests
(3)
(20)
Non-gold producing companies and adjustments
(4)
Total production costs
2,763
Gold produced (000’ ounces)
(4)
5,477
Total cash costs per ounce
(5)
367
Total production costs per ounce
(5)
504
(1)
Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(2)
Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(3)
Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.
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
(9)
Remaining noncontrolling interests of 15 percent were acquired effective September 1, 2007.

Capital expenditure
Total capital expenditure of $1,027 million was recorded in the year ended December 31, 2009 compared to
$1,239 million in the same period in 2008. This represents a $212 million, or 17 percent, decrease from 2008. In
Australia, total capital expenditure decreased from $439 million in 2008 to $177 million in 2009. This is as a result of the sale of Boddington during 2009.
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
Comparison of financial performance on a segment basis for 2009, 2008 and 2007
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided. Revenues presented below exclude allocated realized gains/losses on non-hedge derivatives to individual geographic areas.
Revenues

Year ended December 31
2009
2008
2007
(in millions)
$ percent
$
percent
$
percent
Category of activity
Total revenues
Product sales
3,784 3,655 3,048
Interest, dividends and other
170 75 47
Total revenues
3,954
3,730
3,095
Geographical area data
Total revenues
Southern Africa
1,747
44
1,563
42
1,486
48
Continental Africa
1,390
35
1,364
37
994
32
Australasia
239
6
282
8
350
11
North America
170
4
241
6
117
4
South America
634
16
461
12
420
14
Other, including Corporate and Non-gold
producing subsidiaries
129
3
-
-
8
-
4,309
3,911
3,375
Less : Equity method investments included above
(355)
(8)
(181)
(5)
(280)
(9)
Total revenues
3,954           100     3,730             100     3,095           100
In 2009, 44 percent of AngloGold Ashanti’s total consolidated revenues were derived from its operations in Southern
Africa, compared to 42 percent in 2008.
In 2008, 42 percent of AngloGold Ashanti’s total consolidated revenues were derived from its operations in Southern
Africa, compared to 48 percent in 2007, mainly as a result of the 10 percent decrease in production in the South
African operations. South Africa produced 42 percent of the global production in 2008.

Assets
As at December 31
2009
2008
2007
(in millions)
$
percent
$
percent
$
percent
Geographical area data
Total segment assets
Southern Africa
3,458 32 2,558 27 3,429 33
Continental Africa
3,951 37 3,521 37 4,160 40
Australasia
496 5 1,279 14 1,183 11
North America
837 8 689 7 528 5
South America
1,175 11 1,028 11 910 9
Other, including Corporate, Assets held for
sale
and Non-gold producing subsidiaries
745 7 376 4 171 2
Total segment assets
10,662
100
9,451
100
10,381
100
At December 31, 2009, 32 percent of AngloGold Ashanti’s total assets were located in Southern Africa compared with 27 percent at the end of 2008, mainly due to increased capital expenditure, the strengthening of the rand against the US dollar (2009: $/R7.435, 2008: $/R9.455) and the increase of South Africa’s deferred tax asset. In addition, the sale of Boddington (Australia) increased the share of Southern Africa’s assets in relation to total assets. The remaining operations collectively accounted for approximately 68 percent of AngloGold Ashanti’s total assets at
December 31, 2009 compared to 73 percent at the end of the same period in 2008.
At December 31, 2008, 27 percent of AngloGold Ashanti’s total assets were located in Southern Africa compared with 33 percent at the end of 2007, mainly due to the weakening of the rand against the US dollar (2008: $/R9.455,
2007: $/R6.810). The decrease in the assets of Tanzania (Geita) from 13 percent in 2007 to 9 percent in 2008, was primarily due to impairment of goodwill and mining assets. The remaining operations collectively accounted for approximately 64 percent of AngloGold Ashanti’s total assets at December 31, 2008 compared to 54 percent at the end of the same period in 2007.
Comparison of financial performance in 2009, 2008 and 2007
Financial performance of AngloGold Ashanti
Year ended December 31
(in millions)
2009
2008
2007
Revenue
3,954 3,730 3,095
Cost and expenses
(4,852) (4,103) (3,806)
Taxation benefit/(expense)
33 (22) (118)
Equity income/(loss) in affiliates
88 (149) 41
Discontinued operations
- 23 2
Net income attributable to noncontrolling interests
(48) (42) (28)
Net loss
(825) (563) (814)

Comparison of financial performance in 2009 with 2008
Revenues
Revenues from product sales and other income increased by $224 million from $3,730 million in 2008 to
$3,954 million in 2009, representing a 6 percent increase over the period. This increase was mainly due to the increase in the average spot price of gold. The average spot price of gold was $974 per ounce during 2009, $102 per ounce, or 12 percent, higher than $872 per ounce, the average spot price of gold in 2008. This increase was partially offset by reduced gold production (4.6 million ounces in 2009 compared to 5 million ounces in 2008). The majority of product sales consisted of US dollar-denominated gold sales.
Total revenues from the South African operations increased by $165 million to $1,686 million from $1,521 million in
2008, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production at the South African operations (1,797,000 ounces in 2009 compared to 2,099,000 ounces in 2008).
Total revenues from Navachab (in Namibia) increased from $42 million in 2008 to $61 million in 2009.

The two operations in Brazil produced 406,000 attributable ounces compared to 407,000 ounces in 2008. Total revenues increased from $343 million in 2008 to $438 million in 2009 as a result of the increase in the average spot price of gold. Total revenues from Cerro Vanguardia (in Argentina) increased from $118 million in 2008 to $196 million in 2009.
The Australian operation at Sunrise Dam production decreased from 433,000 ounces in 2008 to 401,000 ounces in
2009. Average recovered grade decreased from 3.46 grammes per tonne in 2008 to 2.87 grammes per tonne in
2009. Total revenues decreased from $282 million in 2008 to $239 million in 2009. The decrease was partially offset by the increase in the average spot price of gold.
Production costs
Production costs increased from $2,159 million in 2008 to $2,229 million in 2009, which represents a $70 million, or
3 percent increase. The production costs of most of the operations increased in 2009. The increase was mainly as a result of an increase in operational costs including labor, consumables, power and ore stockpile adjustments. The increase in production costs was partially offset by the effects of cost savings initiatives.
The increase in production costs during 2009 was partially offset by a decrease in production costs in Argentina
(Cerro Vanguardia) from $99 million in 2008 to $62 million in 2009. This was due to an increase in silver revenue
(which is deducted from production costs) and the effects of cost savings initiatives.
South Africa continued to grapple with steeply rising electricity tariffs, evidenced by the 31 percent price increase effective from July 2009. Eskom Holdings Limited, the state-owned utility, was granted permission by the National
Energy Regulator to raise prices annually by a further average 25 percent until 2012 to fund the construction of new power generation capacity. This will significantly increase the cost structure of AngloGold Ashanti’s South African operations which currently account for approximately 39 percent of annual production.
Exploration costs

Exploration costs increased from $126 million in 2008 to $150 million in 2009 mainly due to increased activities in
Colombia relating to prefeasibility work at La Colosa, new projects in Canada and the Solomon Islands, increased activities in Australia, marginally offset by drop in activities in the DRC and winding down of activities in China. For a discussion of AngloGold Ashanti’s exploration activities in 2009, see “Item 4B.: Business overview – Global exploration”.
General and administrative

General and administrative expenses increased from $136 million in 2008 to $158 million in 2009, mainly due to costs relating to labor bonuses, corporate office costs and consultancy fees.
Royalties
Royalties paid by AngloGold Ashanti increased from $78 million in 2008 to $84 million paid in 2009 primarily due to higher spot prices, with royalties in Argentina amounting to $16 million in 2009 compared with $12 million in 2008. In
Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation and are calculated as a percentage of revenues. Royalties paid in
Ghana and Guinea amounted to $46 million in 2009 compared to $45 million in 2008. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability
Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation and are calculated as a percentage of revenues.

Royalties paid by AngloGold Ashanti will increase further in 2010 as a result of the requirement in the South African
Mineral and Petroleum Resources Act to pay additional royalties in South Africa from March 1, 2010. See “key factors affecting results – South African economic and other factors”.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense recorded in 2009 was similar to the $615 million recorded in 2008.
Impairment of assets
In 2009, AngloGold Ashanti recorded impairments amounting to $8 million compared to $670 million in 2008.
Impairments in 2009 consist of impairment and write-off of the oxide treatment plant at the Obuasi mine and impairment of Tau Lekoa (held for sale). Following the classification of Tau Lekoa as held for sale, impairment testing was performed on the held for sale asset. As the estimated fair value did not support the carrying value, an impairment of $4 million was recorded. See “Note 5 Costs and expenses: Impairment of assets” to the consolidated financial statements for additional information. In accordance with the provisions of the Financial Accounting
Standards Board (“FASB”) Accounting Standards Codification (“ASC”) guidance on discontinued operations, Tau
Lekoa is not classified as a discontinued operation. See “Note 17 – Assets and Liabilities Held for Sale” to the
consolidated financial statements.

Interest expense

Interest expense increased by $51 million to $123 million in 2009, compared to $72 million recorded 2008. This was mainly due to the higher interest and fees cost on the Term Facility and a reduction in capitalized interest.

Accretion expense

Accretion expense of $17 million was recorded in 2009 compared with $22 million in 2008. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases in the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs increased to $14 million in 2009 from $9 million in 2008. The 2009 expense was due to retrenchments reflecting mainly downsizing and rationalization of operations in the South Africa and Ghana regions. Employee severance costs recorded in 2009 included retrenchment costs of $10 million in the South African region and $3 million in Ghana (at Obuasi) due to a planned reduction in workforce.

Profit/loss on sale of assets, realization of loans, indirect taxes and other

In 2009, the Company recorded a loss of $10 million compared to a profit of $64 million recorded in 2008. The loss in 2009 mainly related to the impairment of Pamodzi Gold debtor in South Africa whose operations were liquidated during October 2009, a loss on consignment stock and reassessment of indirect taxes payable in Tanzania, Brazil and Guinea offset by the profit on disposal of the indirect 33.33 percent joint venture interest in Boddington Gold
Mine in Australia to Newmont Mining Corporation.

Non-hedge derivative loss
A loss on non-hedge derivatives of $1,452 million was recorded in 2009 (which includes normal purchase and sale exempted (“NPSE”) contracts re-designated to non-hedging instruments during the period) compared to a loss of
$258 million in 2008 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. The change in fair value of such derivatives is recorded each period in the income statement.

During 2009, the Company embarked on a hedge buy-back that resulted in the accelerated settlement of both non-
hedge and forward gold contracts qualifying for the normal purchases and sales exemption (which permits the
Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price.
Of the total hedge buy-back cost of $797 million, the majority, being $580 million, related to contracts previously designated as NPSE, which allowed them to be accounted for off-balance sheet in prior periods. A further
$217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts that were not previously designated as NPSE contracts. However, as a result of the accelerated cash settlement of the
NPSE contracts during July 2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.

The impact in July 2009 of the related re-designation of the contracts discussed above resulted in an increase in the current non-hedge derivative liability and a consequential loss on non-hedge derivatives of $543 million. During the remainder of 2009, the contracts that were previously NPSE designated experienced a further fair value decline
(recorded in loss on non-hedge derivatives) of $143 million, settlements of $130 million and thus resulted in a $556 million derivative liability balance as of December 31, 2009.

Therefore, the loss on non-hedge derivatives recorded for the year ended December 31, 2009 primarily relates to the hedge buy-back that resulted in the accelerated settlement and related re-designation of the NPSE contracts discussed above, the fair value movement of the conversion features of convertible bonds amounting to $32.6 million
(as described in Note 20 to the financial statements) and the revaluation of non-hedge derivatives, including those
NPSE contracts re-designated as a result of the accelerated settlement as discussed above, resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk during 2009.

During 2008, the Company recorded a realized loss on the accelerated settlement of non-hedge derivatives of
$1,088 million. In addition, the Company recognized a loss of $150 million during 2008 on forward gold contracts previously qualifying for the NPSE, due to the inability of a single counterpart to accept physical delivery of gold for the forward contracts that had matured. Accordingly, the remaining contracts with this counterpart for future periods were accounted for at fair value on balance sheet, with changes in fair value reflected in the income statement.
Following this, during the third quarter of 2008, the Company cash settled contracts now designated as non-hedge derivative contracts, with the same counterpart, maturing in July 2008 through August 2009. Non-hedge derivatives recorded for the years ended December 31, 2009 and 2008 included:
Year ended December 31,
2009
2008
(in US Dollars, million)
Loss on realized non-hedge derivatives
544 1,243
Loss/(gain) on unrealized non-hedge derivatives
908 (985)
Net loss
1,452 258

Other operating items

Other operating items, consisting of realized loss on other commodity contracts and (reversal of) provision for loss on future deliveries of other commodities and unrealized gain/loss on other commodity physical borrowings amounted to a net expense of $nil million in 2009 compared to a net expense of $19 million in 2008.
Equity income in affiliates

Equity income in equity method investments increased from a loss of $149 million in 2008 to an income of $88 million in 2009, mainly as a result of increased attributable earnings at Yatela, Sadiola and Morila mines in Mali in 2009 of
$33 million, $32 million and $36 million, respectively, compared to losses of $18 million, $52 million and $69 million, respectively, in 2008. The increase in attributable earnings was mainly due to an increase in the average spot price of gold and better production from Yatela.
Taxation expense/benefit

A net taxation benefit of $33 million was recorded in 2009 compared to a net tax expense of $22 million recorded in
2008. Charges for current tax in 2009 amounted to $166 million compared to $94 million in 2008. Charges for deferred tax in 2009 amounted to a net tax benefit of $199 million compared to a net tax benefit of $72 million in
2008. The increase in the tax charge in 2009 is mainly due to higher income as a result of the higher gold price and capital gains tax on the sale of the interest in Boddington.
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
Total revenues from the South African operations increased by $89 million to $1,521 million from $1,432 million realized in 2007, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production at the South African operations (2,099,000 ounces in 2008 compared to 2,328,000 ounces in 2007). Total revenues from Navachab (in Namibia) decreased from $54 million in 2007 to $42 million in 2008.
The Australian operation at Sunrise Dam production decreased from 600,000 ounces in 2007 to 433,000 ounces in
2008. Average recovered grade decreased from 4.86 grammes per tonne in 2007 to 3.46 grammes per tonne in
2008. Total revenues decreased from $350 million in 2007 to $282 million in 2008.
The two operations in Brazil produced 407,000 attributable ounces compared to 408,000 ounces in 2007. Total revenues increased from $280 million in 2007 to $343 million in 2008 as a result of the increase in the average spot price of gold. Total revenues from Cerro Vanguardia (in Argentina) amounted to $118 million in 2008 compared to
$140 million in 2007.
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
Exploration costs
Exploration costs increased to $126 million in 2008 from $117 million in 2007 primarily as a result of increased regional and target generation activities in Colombia. Exploration activities also continued to focus on new prospects in the Democratic Republic of Congo, China, Philippines, Russia and Australia. Mine based exploration programs continued around the operations in the countries in which the group operates, namely, Australia, Ghana, Guinea,
Tanzania, Mali, Namibia, South Africa and the USA. For a discussion of AngloGold Ashanti’s exploration activities in
2008, see “Item 4B.: Business overview – Global exploration”.
General and administrative

General and administrative expenses increased from $130 million in 2007 to $136 million in 2008, mainly due to an
Increase in labor and corporate office costs.
Royalties
Royalties paid by AngloGold Ashanti increased from $70 million in 2007 to $78 million paid in 2008 primarily due to higher spot prices, with royalties in Argentina amounting to $12 million in 2008 compared with $11 million in 2007. In
Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. Royalties paid in Ghana and
Guinea amounted to $45 million in 2008 compared to $40 million in 2007. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation calculated as a percentage of revenues.
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

Equity income in affiliates

Equity income in equity method investments decreased from $41 million in 2007 to a loss of $149 million in 2008, mainly as a result of a decrease in attributable earnings at Yatela, Sadiola and Morila mines in Mali, which reported losses of $18 million, $52 million and $69 million, respectively, in 2008 compared to attributable earnings of
$17 million, $10 million and $18 million, respectively, in 2007. In 2008, the Company recorded an impairment loss of
$8 million (2007: $14 million) on its investment held in Trans-Siberian Gold plc.
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

5B.
LIQUIDITY AND CAPITAL RESOURCES
Operating activities
2009

Net cash provided by operating activities was $443 million in 2009, significantly higher than the 2008 amount of
$64 million. The increase in net cash provided by operations was mainly as a result of lower payments to suppliers, higher received gold price and lower cash utilized in hedge buy-backs in 2009.

Net cash outflow from operating working capital items amounted to $21 million in 2009, compared with an outflow of
$239 million in 2008.
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

Net cash outflow from operating working capital items amounted to $239 million in 2008, compared with an outflow of
$170 million in 2007.
Investing activities

2009

Investing activities in 2009 resulted in a net cash outflow of $268 million, which is a decrease of $1,325 million from an outflow of $1,593 million in 2008 mainly due to the $990 million in proceeds received from the sale of the 33.33 percent stake in Boddington which was offset in part by the $344 million acquisition of an effective indirect 45 percent interest in the Kibali gold project.
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
Financing activities
2009

Net cash generated by financing activities in 2009 amounted to an inflow of $303 million, which is a decrease of
$1,412 million from an inflow of $1,715 million in 2008, and included cash inflows from proceeds from loans of
$2,774 million (which included $1.0 billion under the Standard Chartered Term Facility, $985 million under the
$1.15 billion syndicated loan facility and $732.5 million under the convertible bonds issued May 2009). Proceeds from stock issued (reflecting mainly the equity offering to fund the acquisition of the initial effective 35 percent interest in the Kibali gold project) in 2009 amounted to $306 million.

Cash outflows from repayment of debt of $2,731 million during 2009 included: the capital repayment of the
$1.0 billion convertible bond on February 27, 2009, $899 million on the $1.15 billion syndicated loan facility, $750 million on the Term Facility and normal scheduled loan repayments of $82 million.

Dividends paid decreased from $58 million (13 US cents or 103 South African cents per share) in 2008 to $56 million
(13 US cents or 110 South African cents per share) in 2009. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.
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
Liquidity
AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash generated by operating activities is therefore the function of gold produced sold at a specific price. The market price of gold can fluctuate widely which impacts the profitability of the Company’s operations and the cash flows generated by these operations. The Company has used a number of products, including derivatives, to manage gold price and foreign exchange risks that arise out of the Company’s core business activities to limit the impact of such risks on the profitability of the Company’s operations and generated cash flows. Earnings of joint ventures and subsidiaries in
Mali and Argentina which are not permanently re-invested may be received as dividends.
AngloGold Ashanti’s cash and cash equivalents increased to $1,100 million at December 31, 2009 compared with
$575 million at December 31, 2008. In accordance with South African Reserve Bank regulations, cash generated by
South African operations is held in rands and is therefore subject to exchange controls. At December 31, 2009, approximately 66 percent of the Company’s cash and cash equivalents were held in US dollars, 24 percent were held in South African rands and 10 percent were held in other currencies.
On December 13, 2007, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold
Ashanti Australia Limited, each a wholly-owned subsidiary of AngloGold Ashanti, entered into a three year $1.15 billion syndicated loan facility, as borrowers, at a margin of 0.4 percent over LIBOR (the “Syndicated Loan Facility”).
The Syndicated Loan Facility is a revolving credit facility, whereby amounts may be repaid and reborrowed during the three year term of the facility. AngloGold Ashanti, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA
Incorporated and AngloGold Ashanti Australia Limited, as guarantors, each guaranteed the obligations of the borrowers and the other guarantors under the Syndicated Loan Facility. The Syndicated Loan Facility will mature on
December 13, 2010.
AngloGold Ashanti Holdings plc, as borrower, has also entered into a loan facility agreement with Standard
Chartered Bank that provides for (i) a term loan of $250 million (the “2009 Term Facility”) and (ii) a revolving credit facility of $250 million (the “2009 Revolving Credit Facility”), each at a margin of 4.25 per cent per annum over the higher of the applicable LIBOR and the lender’s cost of funds (subject to a cap of LIBOR plus 1.25 per cent per annum). The terms and covenants of the loan facility agrement with Standard Chartered are similar to those of The
Syndicated Loan Facility. AngloGold Ashanti, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia
Limited, as guarantors, have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc and the other guarantors under the 2009 Term Facility and the 2009 Revolving Credit Facility. These facilities will each mature on August 24, 2010 (extendable, if required, at the option of AngloGold Ashanti Holdings plc until
August 24, 2011). Amounts outstanding under these facilities may be prepaid at any time prior to the maturity date.
On May 22, 2009, the Company concluded an issue of convertible bonds, in the aggregate principal amount of
$732.5 million at an interest rate of 3.5 percent convertible into American depositary shares (“ADSs”) of AngloGold
Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-
dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company subsidiary wholly-owned by AngloGold Ashanti Limited. The business of AngloGold Ashanti Holdings
Finance plc is to issue debt securities to finance the activities of AngloGold Ashanti Limited and its subsidiaries and affiliates. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by
AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti
Limited to obtain funds from its subsidiaries by dividend, loan or advances. The convertible bonds mature on May
22, 2014.
During 2010, approximately $1.3 billion of AngloGold Ashanti’s debt is scheduled to mature, consisting mainly of $1.0 billion under the $1.15 billion Syndicated Loan Facility and $250 million under the 2009 Term Facility (subject to the extension option described above).
AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2010 from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, existing and new replacement credit facilities, long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.
On April 09, 2010 AngloGold Ashanti had the following investment grade ratings assigned to it:
•     Moody’s Investors Service – Baa3, Outlook stable
•     Standard & Poor’s – BBB-, Outlook stable
Short-term debt
AngloGold Ashanti’s short-term debt increased to $1,292 million at December 31, 2009 from $1,067 million at
December 31, 2008. Included in the short-term debt at December 31, 2009, was:

•       the amount outstanding of $1,025 million under The Syndicated Loan Facility due in December 2010;
•       the amount outstanding of $250 million under the 2009 Term Facility repayable in August 2010; and
•      $2 million in interest payable under the 2009 Term Facility (interest charged at LIBOR plus 1.25 percent per annum; the loan is repayable in August 2010 and is US dollar-based).
Long-term debt
AngloGold Ashanti’s long-term debt decreased to $667 million at December 31, 2009 compared with $873 million at
December 31, 2008. As at December 31, 2009, the Company’s long-term borrowings included:
Unsecured loans:
•
$606 million outstanding under the convertible bonds issued on May 22, 2009 (interest charged at 3.50 percent per annum; the bonds are convertible, at holders’ option, into ADS up to May 2014 and are US dollar-based).

Secured capital leases:
•      $35 million is repayable to Turbine Square Two (Proprietary) Limited for buildings financed (interest charged at an implied rate of 9.8 percent per annum, lease payments are payable in monthly installments terminating in
        March 2022, are rand-based and the buildings financed are used as security for these loans).

•       $13 million is repayable to Caterpillar Financial Services Corporation (Interest charged at an average rate of
        5.46 percent per annum. Loans are repayable in monthly installments terminating in December 2014 and are
        US dollar-based. The equipment financed is used as security for these loans.)

As at December 31, 2009, AngloGold Ashanti’s total long-term debt, including the short-term portion maturing within
2009, was made up as follows:
$ (million)
Unsecured loans
1,900
Secured capital leases
59
Total
1,959
Less: Short-term maturities
1,292
Long-term debt
667
Debt repayments are scheduled as follows:
$ (million)
2010
1,292
2011
11
2012
7
2013
6
2014
611
Thereafter
32
Total
1,959
At December 31, 2009 the currencies in which the borrowings were denominated were as follows:
$ (million)
United States dollars
1,917
South African rands
35
Brazilian real
7
Total
1,959
Repayments of short-term and long-term borrowings amounted to $1,867 million and $864 million, respectively, in
2009.
At December 31, 2009, AngloGold Ashanti had the following undrawn under its borrowing facilities:
$ (million)
Standard Chartered PLC (2009 Revolving Credit Facility) – US dollar
250
Syndicated Loan Facility ($1,150 million) – US dollar
(1)
125
FirstRand Bank Limited – US dollar
50
Absa Bank Limited – US Dollar
42
Nedbank Limited – US Dollar
2
FirstRand Bank Limited – Rands
30
Standard Bank of South Africa Limited – Rands
25
Nedbank Limited – Rands
14
Absa Bank Limited – Rands
4
Total undrawn
542
(1)
Expires December 2010.
AngloGold Ashanti had no other committed lines of credit as of December 31, 2009.
As of December 31, 2009, the Company was in compliance with all debt covenants and provisions related to potential defaults.

Capital expenditure is expected to be approximately $1,081 million in 2010 and scheduled debt repayments during
2010 are expected to be $1,292 million which mainly consists of the $1.0 billion payment made upon the maturity of the $1.15 billion Syndicated Loan Facility in December 2010. AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2010 from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, existing and new replacement credit facilities, long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.
AngloGold Ashanti, through its executive and treasury committees, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings. AngloGold Ashanti believes that it has sufficient working capital for its present requirements.
Commitments and contingencies

For a detailed discussion of commitments and contingencies, see note 22 to the consolidated financial statements
“Commitments and contingencies”.
As at December 31, 2009, capital commitments
(1)
and contingencies can be summarized over the periods shown
below as follows:
Expiration per Period
Commitment
Total Less than
1
1 – 3
4 – 5
Over 5
amount
year
years
years
years
(in millions)
$
$
$
$
$
Capital expenditure
(contracted and not yet contracted)
(1)
1,814 969 845 - -
Guarantees
3,488 2,537 - 733 218
Other commercial commitments
(2)
442 346 39 49 8
Total
5,744 3,852 884 782 226
(1)
Including commitments through contractual arrangements with equity accounted joint ventures of $6 million (2008: $11 million).
(2)
Excludes commitments through contractual arrangements with equity accounted joint ventures.

Derivatives accounted for at fair value
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-
product commodity price risk. In order to manage these risks, the Company enters into derivative transactions that make use of both on- and off-balance sheet derivatives and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes. A number of derivatives, including forward purchase and sale contracts and call and put options, are used to manage commodity price, interest rate and foreign exchange risks that arise out of the Company’s core business activities.
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The following table represents the change in fair value of all derivative financial instruments:

$ (million)
Fair value of derivatives at January 1, 2009 (2,497)
Derivatives realized or otherwise settled during the year 983
Fair value of other new contracts entered into during the year 27
Change in fair value of derivatives during the year
(1)
(707)
Option component of convertible bonds (175)
Embedded derivatives (1)
Warrants on shares 4
Fair value of derivatives at December 31, 2009
(2,366)
(1)Net losses on revaluation of derivatives.
The fair value of the on-balance sheet derivatives at December 31, 2009 included:

$ (million)
Derivatives – current assets 330
Derivatives – non-current assets 5
Derivatives – current liabilities (2,525)
Derivatives – non-current liabilities (176)
Derivatives – net liabilities
(2,366)

The maturity of the fair value of derivatives as at December 31, 2009 was as follows:

Fair value of derivatives at December 31
Source of fair value

(in millions)
Maturity
less than
1 year
$
Maturity
1 - 3
years
$
Maturity
4 - 5
Years
$
Maturity
excess of
5 years
$
Total
Fair
value
$
Prices actively quoted - - - - -
Prices provided by other external sources - - - - -
Prices based on models and other valuation methods
(1)
(2,195) 5 (175) (1) (2,366)

(1)
Fair value is calculated using the Black Scholes option formula and other formulae, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.

Recent developments

For a detailed discussion of recent developments, see note 31 to the consolidated financial statements “Subsequent events”.

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
Using of estimates and making of assumptions
The most critical accounting estimates upon which AngloGold Ashanti’s financial reporting depends are those requiring estimates of Proven and Probable Reserves, recoverable ounces there from, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to earnings. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.
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
2009
2008
2007
Net income ($ millions)
16 10
1
Earnings per share (cents)
(1)
4 3
-
Retained income – January 1 ($ millions)
70 60
59
Retained income – December 31 ($ millions)
86 70
60
(1)
Impact per basic and diluted earnings per common share.
Accounting for derivatives
The Company accounts for derivative contracts in accordance with the FASB ASC guidance for derivatives and hedging .
The guidance requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value at each reporting period are to be accounted for either in the income statement or in accumulated other comprehensive income, depending on the use and designation of the derivative and whether it qualifies for hedge accounting. The key criterion, which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from capital expenditure and the sale of production into the spot market, and are classified as cash flow hedges. Where a derivative qualifies as the hedging instrument in a cash flow hedge, changes in fair value of the hedging instruments, to the extent effective, are deferred in accumulated other comprehensive income and reclassified to earnings as product sales or as an adjustment to depreciation expense pertaining to capital expenditure, when the hedged transaction occurs. The ineffective portion of changes in fair value of the cash flow hedging instruments is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.
All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in the
FASB ASC guidance, are recorded at their fair market value, with changes in value at each reporting period recorded in earnings as gains and losses on non-hedge derivatives.
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

Contingencies
AngloGold Ashanti accounts for contingencies in accordance with the FASB ASC guidance for contingencies. It requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires the use of judgments to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically, those events will occur a number of years into the future. The Company assesses such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events. Also, see “Taxation” discussed below.
Impairment of long-lived assets
AngloGold Ashanti’s long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. In assessing the potential impairment of its long-lived assets held for use, the Company must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows associated with these assets, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset. The Company performs impairment tests for goodwill at least annually during the fourth quarter and whenever certain indicators of impairment exist. Impairment calculation assumptions are included in notes to the consolidated financial statements – Note 5 “Costs and expenses”.
Taxation
AngloGold Ashanti follows the liability method of accounting for deferred taxation whereby the Company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Deferred tax is estimated at the future average anticipated taxation rates at which temporary differences are expected to reverse.
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
The main assumptions for 2009 relating to the most significant defined benefit plan were the discount rate, the expected return on plan assets and the compensation and pension plan inflation rates. The discount rate was determined using the South African bond yield rate (on the "benchmark" R186 bond) as a guide and adjusted for the taxation effects on pension plans.
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

•                Effects on results of operations

Company and plan participants’ contributions to the defined benefit funds are disclosed in note 27 to the consolidated financial statements “Provision for pension and other post-retirement medical benefits”. The total Company contributions to defined contribution plans for the years ended December 31, 2009, 2008 and 2007 amounted to $53 million, $49 million and $51 million, respectively.

•                Change in pension trends

The trend of the expected return on the plan assets is higher at 10.63 percent for the year ended December 31, 2009 when compared to 2008. Based on the 2008 expected return of 9.28 percent on the defined benefit plan assets, the return for 2009 amounted to $20 million compared to the actual 2009 return of $32 million. The long-term compensation and pension inflation increases estimated in 2008 at 5.25 percent and 3.60 percent, respectively, have increased to 7.50 percent and 4.95 percent, respectively, which is in line with current economic indicators.

•                 Sensitivity analysis

It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions.
The actual short-term salary inflation rate used for the 2009 valuation was a rate of 7 percent and the long-term salary inflation rate was 7.50 percent, which is in line with the actual average increases granted and expected future increases. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by
$3 million.
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
The costs of materials currently contained on the leach pad are reported as a separate line item. As at
December 31, 2009 and 2008, $40 million and $49 million, respectively, was classified as short-term as the Company expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap-leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short-term portion of materials on the leach pad as at
December 31, 2009. As at December 31, 2009, $324 million was classified as long-term compared with $261 million as at December 31, 2008.

5C.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Research and development expenditure included in the income statement amounted to $3 million, $1million and $10 million during 2009, 2008 and 2007 respectively..
5D.
TREND INFORMATION
Outlook. Gold production for 2010 is forecast to be between 4.5 million and 4.7 million ounces subject to stability and availability of power in South Africa and other factors.
Capital expenditure is expected to be approximately $1,081 million in 2010 (2009: $1,027 million), of which
36 percent relates to South Africa, 14 percent to Ghana and 23 percent to Brazil.
Our production outlook is subject to, among other things, unplanned stoppages and safety-related interventions, which may affect production. See “Certain Forward-Looking Statements” which are included in this annual report.

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
During 2009, gold derivative positions to the value of $797 million were accelerated and settled as part of a hedge buy back exercise. Of these accelerated settlements, the majority, being $580 million, were previously designated as
NPSE contracts, allowing them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the provisions of the FASB ASC guidance for derivatives and hedging, necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the guidance for derivatives and hedging, to re-designate all remaining NPSE contracts as non-
hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.
Future rehabilitation liability
The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See note 21 to the consolidated financial statements “Provision for environmental rehabilitation”.

5F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
As at December 31, 2009 AngloGold Ashanti had the following known contractual obligations:
Contractual Obligations
Total
Less than
1 year
1-3
3-5
More than
5 years
$
$
years
years
$
(in millions)
$
$
Long-term debt obligations including interest
(1)
2,115
1,316
69
670
60
Capital lease obligations
93
10
19
16
48
Operating lease obligations
15
9
4
2
-
Purchase obligations
- Contracted capital expenditure
(2)
131
131
-
-
-
- Other purchase obligations
(3)
442
346
39
49
8
Environmental rehabilitation costs
(4)
2,184
27
43
66
2,048
Derivatives
(5)
2,371
2,195
-
175
1
Pensions and other post retirement medical obligations
(6)
164
15
30
32
87
Uncertain taxes
(7)
149
111
-
-
38
Total
7,664
4,160
204
1,010
2,290
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
(4)
Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see "Item 4B.: Business overview - Sustainable development : Environment, community and human rights".
Amounts stated include a total estimated liability of $92 million in respect of equity accounted joint ventures.
(5)
Estimated fair value of all derivatives. Also see “Item 5B.: Liquidity and capital resources – Derivatives accounted for at fair value”. Amounts stated include derivatives of equity accounted joint ventures. Warrants on shares of $5 million dollars not included in derivatives total.
(6)
Represents payments for unfunded plans or plans with insufficient funding.
(7)
Certain of the uncertain tax positions will prescribe within the next 12 months which may result in the total amounts of unrecognized tax benefits decreasing.

ITEM 6: DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
6A.
DIRECTORS AND SENIOR MANAGEMENT
Directors
AngloGold Ashanti has a unitary board structure which currently comprises two executive directors and six non-
executive directors. Certain information with respect to AngloGold Ashanti’s directors as at December 31, 2009 is set forth below:
Year first
Name
Age
Position
appointed
(1)
Mark Cutifani 51 Executive director and chief executive officer 2007
Srinivasan Venkatakrishnan 44 Executive director, and chief financial officer 2005
Russell P Edey
(2)(3)(5)
67 Independent non-executive director and chairman 1998
Thokoana J. (James) Motlatsi
(4)
58 Independent non-executive director and deputy chairman 1998
Frank B. Arisman
(2)
65 Independent non-executive director 1998
William (Bill) A Nairn 65 Independent non-executive director 2001
Lumkile W (Wiseman) Nkuhlu
(2)
65 Independent non-executive director 2006/2009
(6)
Sipho M Pityana 50 Independent non-executive director 2007
(1)
Directors who do not have a contract of employment with the company (non-executive directors) serve for a period of three years unless re-
elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the non-executive directors (rounded down to the next whole number), must retire according to seniority or by lot but may be re-elected.
(2)
Member of the audit and corporate governance committee.
(3)
Appointed as chairman with effect from May 1, 2002.
(4)
Appointed as deputy chairman with effect from May 1, 2002.
(5)
To retire from the board at the conclusion of the annual general meeting to be held on May 7, 2010.
(6)
Resigned from the board effective 5 May 2009 and rejoined the board effective 1 June 2009.
EXECUTIVE DIRECTORS
MR M CUTIFANI (51) (Australian)
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
MR S VENKATAKRISHNAN (VENKAT) (44) (British)
BCom, ACA (ICAI)
Chief Financial Officer
Venkat joined AngloGold Ashanti on July 1, 2004 from Ashanti Goldfields Company Limited (Ashanti) where he was
Chief Financial Officer until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on August 1, 2005, is a member of the Executive and Investment committees and is invited to attend meetings of the
Audit and Corporate Governance Committee. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee.

Venkat has extensive financial experience, having been a director in the reorganization services division of Deloitte &
Touche in London prior to joining Ashanti in 2000.

NON-EXECUTIVE DIRECTORS
Mr RP Edey (67) (British)
FCA
Chairman and independent non-executive

Russell Edey was appointed to the board of AngloGold Ashanti on April 1, 1998, deputy chairman on December 11,
2000 and chairman on May 1, 2002. Based in the United Kingdom, he is a non-executive director of Old Mutual plc, a member of the Counseil de Surveillance of Paris Orleans SA and a non-executive director of a number of companies within the NM Rothschild Group. Russell is chairman of the Investment and Nominations committees and a member of the Audit and Corporate Governance, and Remuneration committees. Russell will be retiring from the board at the conclusion of the annual general meeting to be held in May 2010.

Dr TJ Motlatsi (58) (South African)
Hon DSoc Sc (Lesotho)
Deputy chairman and independent non-executive

James Motlatsi was appointed to the board of AngloGold Ashanti on April 1, 1998 and deputy chairman on May 1, 2002.
He is chairman of the Transformation and Human Resources Development, and the Party Political Donations
committees and a member of the Safety, Health and Sustainable Development, Nominations and Remuneration
committees.

James has substantial experience in and knowledge of the mining industry in general and of South Africa in particular.
His association with the industry in South Africa spans more than 30 years in various positions including that of past president of the National Union of Mineworkers. He is the executive chairman of TEBA Limited, a service organization primarily responsible for the recruitment of mineworkers for the South African mining industry.

MR FB ARISMAN (65) (American)
MSc (Finance)
Independent non-executive

Frank Arisman joined the board of AngloGold Ashanti on April 1, 1998. He serves on four board committees:
Transformation and Human Resources Development, Audit and Corporate Governance, Nominations and
Remuneration. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance
Committee. Since 2008, he has chaired the Financial Analysis Committee, a special purpose committee of the board set up to consider the funding needs of AngloGold Ashanti.

Frank, who resides in the USA, has a rich background in management and finance through his experiences at JP
Morgan where he held various positions prior to his retirement.

MR WA NAIRN (65) (South African)
BSc (Mining Engineering)
Independent non-executive

Bill Nairn has been a member of the board of AngloGold Ashanti since January 1, 2000 and chairs the Safety, Health and Sustainable Development Committee and is a member of four other committees: Transformation and Human
Resources Development, Investment, Party Political Donations and Nominations. Bill, a mining engineer, has considerable technical experience, having been the group technical director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling period, Bill is now considered an independent non-
executive director of AngloGold Ashanti.

PROF LW NKUHLU (65) (South African)
BCom, CA (SA), MBA (New York University)
Independent non-executive

Wiseman Nkuhlu was appointed to the board on August 4, 2006. He has been the chairman of the Audit and Corporate
Governance Committee since May 5, 2007, having served as deputy chairman from August 4, 2006. He also serves as a member of the Nominations, Party Political Donations and Remuneration committees. In addition, he is the chairman of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. Wiseman, a
respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for
Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major

South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and
JCI. Wiseman was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is also a member of the board of Datatec
Limited. He was elected President of the Geneva-based International Organization of Employers (IOE) in May 2008 for
a period of two years. He is a member of the Financial Crisis Advisory Group of the International Accounting Standards
Board (IASB) and the Financial Accounting Standards Board (FASB).

MR SM PITYANA (50) (South African)
BA (Hons) (Essex), MSc (London); Dtech (Honoris) (Vaal University of Technology)
Independent non-executive
Sipho Pityana joined the board of AngloGold Ashanti on February 13, 2007 and assumed the chairmanship of the
Remuneration Committee on August 1, 2008. He is a member of the Safety, Health and Sustainable Development,
Party Political Donations, Investment, Nominations and the Transformation and Human Resources Development
committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labor and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe
Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti’s BEE partner. He serves as a non-executive director on the boards of several other South African companies.

Board movements during 2009
Mr R E Bannerman resigned from the board on May 15, 2009.
Mr J H Mensah resigned from the board on May 15, 2009.
Professor LW Nkuhlu resigned from the board effective May 5, 2009 and was reappointed with effect from June 1, 2009.

In terms of the company’s memorandum and articles of association, there is no mandatory retirement age for non-
executive directors. Non-executive directors do not hold service contracts with the company.
In accordance with the articles of association of AngloGold Ashanti, all non-executive directors must retire at least once every three years by rotation and may be re-elected by shareholders. At the annual general meeting held on May 15,
2009,
•
Mr R P Edey retired by rotation and having made himself available, was re-elected to the board by shareholders.
•
Messrs R E Bannerman and J H Mensah who retired by rotation at the annual general meeting did not make themselves available for re-election and retired from the board at the conclusion of the annual general meeting.
The directors retiring by rotation at the annual general meeting to be held on May 7, 2010 in terms of the articles of association are, Mr FB Arisman, who offers himself for re-election, and Mr RP Edey, who will retire as chairman of the board and as a member of the board from the conclusion of the annual general meeting.

Prof LW Nkuhlu, who was appointed as a director during the year, will retire at the annual general meeting and offers himself for re-election.

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
The business experience and functions of the executive committee members of AngloGold Ashanti, as at December 31,
2009 are as follows.
DR CE CARTER (47)
BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy and Human Resources
Charles Carter has worked in the mining industry in South Africa and the United States since 1991, in a range of corporate roles with Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. He was appointed
Executive Vice President – Business Strategy in December 2007 and is responsible for corporate strategy and business planning, risk management and investor relations. On November 17, 2009, he assumed additional responsibility for the group’s Human Resources function.

MR RN DUFFY
(46)
BCom, MBA
Executive Vice President – Continental Africa
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
July 2008.
MR GJ EHM (53)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Tanzania
Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in
2000, Regional Head – Australia in 2006 and Executive Vice President – Australasia in December 2007. He assumed his current role as Executive Vice President – Tanzania on June 1, 2009.
MR RW LARGENT (49)
BSc (Min. Eng), MBA
Executive Vice President – Americas
Ron Largent has been with AngloGold Ashanti since 1994. He has served on the Board of Directors for the Colorado
Mining Association, California Mining Association and Nevada Mining Association. In 2001, he was appointed general manager of the Cripple Creek & Victor Gold Mine and took up his current role as Executive Vice President – Americas in
December 2007.
MR RL LAZARE (53)
BA, HED, DPLR, SMP
Executive Vice President – South Africa
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In December 2004, he was appointed an executive officer with responsibility for South African operations and in July 2008, Executive Vice President – Human Resources.
From November 17, 2009, Robbie was assigned to lead a strategy review of the South African operations and is now responsible for the South Africa region.
MR MP LYNAM (48)
BEng (Mech)
Vice President – Finance, Treasury and Company Secretarial
Mark Lynam joined the Anglo American group in 1983 and has been involved in the hedging and treasury areas since
1990. In 1998, he joined AngloGold as treasurer and was appointed an executive officer in May 2004. He was appointed Senior Vice President – Finance and Treasury in July 2008.
MR AM O'NEILL (58)
BSc (Mining Engineering), MBA
Executive Vice President – Business and Technical Development
Tony O’Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business and Technical
Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since 1978 included the roles of executive – operations at Newcrest Mining Limited and executive general manager for gold at Western Mining Corporation.

MR TML SETILOANE (50)
FAE, BSc (Mech Eng)
Executive Vice President – Business Sustainability

Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he had been an executive director. He is the chairman of Rand Refinery Limited. He was appointed an executive officer and a member of AngloGold Ashanti's
Executive Committee in February 2006 and as Executive Vice President – Business Sustainability in December 2007.

MS YZ SIMELANE (44)
BA LLB, FILPA, MAP
Senior Vice President – Corporate Affairs
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and Vice President – Government Relations
in July 2008. In November 2009, she was appointed Senior Vice President – Corporate Affairs.
MR NW UNWIN (57)
BA
Executive Vice President – Corporate Services
Nigel Unwin joined Anglo American as a human resources trainee in 1974 and spent 18 years in operations and corporate roles. He then worked in the retail sector (clothing, footwear, textiles and accessories) for seven years before joining AngloGold in 1999 as an executive officer. Following the acquisition of Acacia Resources by AngloGold at the end of 1999, he managed the integration of the two companies in Australia before taking over the human resources and information technology portfolios in 2001. He was appointed Executive Vice President – Corporate Services in July
2008.
OFFICE OF THE COMPANY SECRETARY
MS L EATWELL (55)
FCIS, FCIBM
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
Accordingly, the Chairman of the Mineral Resources and Ore Reserves Steering Committee, Mr V A Chamberlain,
assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibility.
VA Chamberlain (47)
MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM
Vaughan has 24 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of
Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with
Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined
AngloGold in 1998 and currently holds the position of Vice President – Geosciences and is chairman of the Mineral
Resources and Ore Reserves Steering Committee.

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

The company aims to be the leading gold mining company in the medium term and the leading mining company in the long term. In order to achieve this, the company must be in a position to attract the best talent available in the industry and its remuneration package must therefore be comparable to those of the leading mining companies globally. The remuneration policy is devised to support this business strategy.

In particular the Remuneration Committee is responsible for:
•
the remuneration packages for executive directors and other members of the executive committee of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
• the design and operation of the company's share option and other share incentive schemes.

The following principles are applied to give effect to the remuneration policy and to determine executive remuneration:
•
To attract, reward and retain executives of the highest caliber, executive remuneration is benchmarked against a comparator group of global and selected South African mining and multi-national companies. The most recent benchmarking exercise conducted by independent consultants indicates that the total remuneration of the executive directors is close to the median of the comparator group, but the remuneration of the Executive Vice
Presidents (EVPs) lags that of the peer group. Specific cash-based retention plans (settled after a three-year period) have been put in place to address this issue. However, a systemic adjustment of the remuneration levels for executives and senior management is required to ensure that the company’s remuneration levels are consistent with global pay levels, and that the company can compete effectively in the global market.
•
To ensure the appropriate balance between short-, medium- and long-term incentives, annual remuneration is a combination of base pay and short- and long-term incentives, with salary comprising about 35 percent –
45 percent of annual remuneration if the bonus and LTIP targets are achieved.
•
To align the behavior and performance of executives with the company’s strategic goals, all incentive plans align performance targets with shareholder interests. The quantum of the short-term incentive and related bonus shares is determined with respect to current performance, while the vesting of the LTIP awards is determined with respect to company performance over the three years following the date of grant.

During 2009, the key remuneration decisions taken were as follows:
•
In 2009, the Chief Executive Officer’s initial two-year contract was replaced by a contract with a twelve-month notice period and his remuneration package restructured in accordance with the conditions of employment for permanent employees.
•
The Chief Financial Officer’s offshore payment was increased to cater for tax payable on this amount from
April 1, 2009.

As a result of the benchmarking exercise mentioned above, adjustments in excess of South African inflationary increases were made to close the gap between the basic salaries of EVPs and the comparator group median. The outcome of this review, as it affects EVP basic salaries, is explained further in this report.

In addition, PricewaterhouseCoopers was engaged to assess specifically, the company’s compliance with King III from a remuneration perspective. Some steps will be taken in 2010 to align with the King III requirements in part, but work on this will be ongoing through 2010 to ensure compliance by 2011.

At the annual general meeting of shareholders to be held on May 7, 2010, shareholders will be asked to approve the policy as outlined in this report and that the board of directors be authorized to do all such acts as may be necessary to implement the remuneration policy for 2010 as summarized herein.

REMUNERATION COMMITTEE
During 2009, members of the Committee comprised the following non-executive directors:
•
Sipho Pityana (chairman)
•
Frank Arisman
•
Reginald Bannerman (retired effective May 15, 2009)
•
Russell Edey
•
Dr James Motlatsi
•
Prof Wiseman Nkuhlu (resigned effective May 5, 2009 and re-appointed effective June 1, 2009).

During the year, four meetings of the Remuneration Committee were held. All directors attended those meetings they were entitled to attend, except Dr Motlatsi who was unable to attend one meeting.
Number of meetings attended
SM Pityana 4/4
FB Arisman 4/4
RE Bannerman 2/2
RP Edey 4/4
TJ Motlatsi 3/4
LW Nkuhlu 3/3
All meetings of the committee are attended by the chief executive officer and executive vice president – human resources, except when their own remuneration or benefits are being discussed. The services of
PricewaterhouseCoopers were retained to act as independent, expert advisers on executive remuneration.

EXECUTIVE REMUNERATION

Executive remuneration takes into account remuneration paid to members of the Executive Committee. Executive directors’ remuneration and the remuneration paid to the other members of the Executive Committee currently comprise the following elements:

•          Basic salary;
•          Pensions and risk benefits;
•          Other benefits;
•          Retention award;
•          Short-term incentive; and
•          Long-term incentive.

The performance of each executive director is assessed relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key predetermined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole.

Each component is described in more detail below:

•           Basic salary is subject to annual review by the Remuneration Committee and is reviewed with reference to the market data of a group of comparator companies in the South African and relevant international markets. The median of the comparator group is the primary point of reference for the remuneration policy. However, the transition from a primarily South African company to a global company has resulted in the actual remuneration of management below the executive director level, lagging significantly. The individual salaries of executive management are reviewed annually in accordance with their own performance, experience, responsibility and company performance.
•          Pensions and risk benefits: There is a range of retirement funds to which executive management belong, which is dependent on the country in which they work and the individual’s nationality. For example, South African executive management belong to the AngloGold Ashanti Pension Fund while executive management who are non-South African citizens but working in South Africa have the option of electing a retirement benefit in their country and currency of choice, in which case, the company contributes an amount equal to the contribution made for other AngloGold Ashanti executives. Death and disability cover reflects best practice amongst comparable employers in South Africa.
•          Other benefits: Executive management are members of an external medical aid scheme, which covers the individual and his or her immediate family.

•
Bonus Share Plan (BSP) is a short-term incentive plan under which award levels are determined with reference to the achievement of a set of stretched company and individual performance targets. For 2009, the company targets were based on performance measures including:
•
earnings per share (EPS);
• cost control;
• resource to reserve conversion; and
• gold production.
A safety multiplier was also applied so that the safety record could be taken into account when determining the extent to which performance targets are achieved.
The weighting of the respective contribution of company and individual targets at the executive management level is 60 percent company and 40 percent individual.

The bonus paid comprises two separate parts:
• a cash bonus which is payable at the end of the relevant financial year (50 percent); and
• an equity bonus which is settled by way of a BSP award of equal value to the cash bonus.

The BSP awards vest over a two-year period and vesting is subject to the individual being in the employ of the group at the date of vesting. In respect of the BSP awards granted after 1 January 2008, 40 percent of the awards vest on the first anniversary from the date of grant and the remaining 60 percent of awards vest on the second anniversary from the date of grant. Provided that the individual has not exercised any BSP awards during the vesting period, he or she will be eligible to receive an additional 20 percent in BSP awards on the third anniversary from the date of grant.
The maximum bonus achievable under the BSP (expressed as a percentage of basic salary) is shown in the table below. For these purposes, basic salary includes offshore payments:
Position Maximum
bonus
On target
bonus
On target
cash bonus
On target
BSO award
face value at
date of grant
Chief executive officer 160% 80% 40% 40%
Executive directors 140% 70% 35% 35%
Executive management 120% 60% 30% 30%
Other management 100% 50% 25% 25%

In respect of 2009, the performance targets imposed on BSP awards (cash bonus and share awards) were achieved at a level of 79.66 percent. The payments made under the BSP in respect of the 2009 financial year to executive management are disclosed in this Remuneration Report.

In respect of the 2010 BSP awards, the performance targets to be satisfied will be based on the targets summarized above and no changes to the maximum bonuses or on-target bonuses are proposed.

Cash payments, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, were made when the BSP awards granted in 2006 vested during 2009.
•
Long-Term Incentive Plan (LTIP): The objective of the LTIP is to align the interests of the executive management with those of the company and the shareholders over the medium to long term.
Under the LTIP, executive management are granted a right to receive shares in the company, subject to performance conditions being achieved, over the specified performance period and continued employment with the group.

The performance targets used for the vesting of the LTIP awards are determined annually by the Remuneration
Committee and link directly to the company’s strategy. The LTIP awards are granted with a three-year vesting period. For awards granted in 2009, the company targets were based on measures including:
•
EPS;
• total shareholder return (TSR) against a comparator group of gold mining companies;
• safety; and
• resource generation.
LTIP awards will vest on the following basis for the 2009 and 2010 awards:
1.
Earnings per share (30 percent weighting)
EPS growth of at least 2 percent, net of US inflation per year over the three-year vesting period. Partial vesting occurs at 2 percent growth per year and full vesting at 5 percent growth per year

2.
Total shareholder return (30 percent weighting)
TSR relative to four global gold companies, Barrick, Gold Fields, Harmony and Newmont. For vesting of the 2009 and 2010 LTIP awards to occur, the company’s TSR has to be at least equal to the third place performer from the comparator group for partial vesting, and second or better for full vesting.

3.
Strategic target (40 percent weighting)
The strategic target is divided into two parts:
i)   Safety performance (20 percent weighting)
The company’s safety performance has become the primary strategic target from an operating perspective and it is essential that the company’s performance shows significant improvement. The target is a 20 percent year-on-year improvement in the fatal injury frequency rate (FIFR) and in the lost-time injury frequency rate (LTIFR) during the period. For partial vesting, a minimum improvement of 10 percent per year must be achieved.
ii)   Reserve and resource ounce generation (20 percent weighting)
The target per annum is at least 9Moz at the measured and indicated resource level, and 5Moz at the published reserve level for full vesting, and 7Moz and 3Moz respectively for partial vesting.
In this context, partial vesting means that 50 percent of the weighted target is achieved (except in the case of
TSR where partial vesting means a 40 percent achievement of target) while full vesting results in a 100 percent achievement.
The value of awards which may be granted under the LTIP by reference to the face value of the awards as at the date of grant and expressed as a percentage of basic salary, is shown in the table below. In this context, “face value” means the value of the award at the current share price (i.e. share price x number of shares under award)
and “expected value” means the future value of the award taking into account the probability of the performance targets being achieved – an estimated probability of 60 percent has been applied for this purpose. In this context, basic salary includes offshore payments:
Position Maximum face value Maximum expected value
Chief executive officer 120% 72%
Executive directors 100% 60%
Executive management 80% 48%
Other management 80% 48%
The LTIP awards granted in respect of the 2010 financial year to executive management are disclosed in this
Remuneration Report under the Share Incentive Scheme section.

In respect of the LTIP awards granted in 2007 which vested during 2010, 56 percent of the award vested following the testing of the performance conditions. Further details are disclosed herein.

In respect of the LTIP awards granted in 2010, the performance targets to be satisfied will be based on the targets summarized above and no changes to the maximum face value or maximum expected value of awards are proposed.
At the discretion of the Remuneration Committee, a cash payment, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, will be made to employees to whom
LTIP awards were granted, to the extent that these LTIP awards vest after the performance conditions have been tested.

DIRECTORS' SERVICE CONTRACTS
Service contracts of executive directors are reviewed annually. In 2009, the chief executive officer’s initial two-year contract was replaced by a contract with a twelve-month notice period and his remuneration package restructured in accordance with the conditions of employment for permanent employees. The notice period for the chief financial officer
Srinivasan Venkatakrishnan, is nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control of the company.
COMPENSATION OF EXECUTIVE DIRECTORS AND EXECUTIVE MANAGEMENT
Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose compensation paid to its executive directors on an individual basis while compensation paid to its executive officers/executive management is disclosed in aggregate.
The following table presents the compensation paid by AngloGold Ashanti to executive management during 2009 and
2008. Executive directors have elected not to receive payment of directors’ fees, committee fees and travel allowances.
EXECUTIVE DIRECTORS' AND EXECUTIVE MANAGEMENT REMUNERATION
Appointment
(2)
All figures in $000
(1)
From
To
Salary
Performance
related
payments
(3)
Pension
scheme
contributions
(4)
Other
Benefits
(4)
Encashed
leave
(5)
Pre-tax
gain on
share
options
exercised
(6)
Total
Executive directors'
remuneration 2009
M Cutifani Full year 1,294 910
228
76
–
–
2,508
S Venkatakrishnan Full year 785 512
143
232
–
313
1,985
2,079
1,422
371
308
–
313
4,493
Executive
management's
remuneration 2009
representing 10
executive management
Full year
4,488
2,029
537
1,208
47
2,430
10,739
Total executive
directors, and executive
management
remuneration 2009
6,567
3,451
908
1,516
47
2,743
15,232
Executive directors'
remuneration 2008
M Cutifani Full year 1,153 713 179 3 – – 2,048
S Venkatakrishnan Full year 677 438 122 – – 223 1,460
1,830 1,151 301 3 – 223 3,508
Executive management's
remuneration 2008
representing 11 executive
management
3,852 1,763 623 145 60 192 6,635
Total executive directors,
and executive
management
remuneration 2008
5,682 2,914 924 148 60 415 10,143
(1)
Where directors' compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollar using the following year-to-date average rate of exchange: 2009: R8.38510:$ (2008: R8.2483:$1).
(2)
Salaries are disclosed only for the period from or to which office was held.
(3)
In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance related payments calculated on the year's financial results.
(4)
Includes health care, personal travel and retention payments.
(5)
Pursuant to AngloGold Ashanti’s policy regarding the number of leave days that may be accrued, all surplus leave days accrued are compulsorily encashed.
(6)
Mr Venkatakrishnan applied all of the proceeds after tax from the sale of his share options to acquire 5,130 ordinary shares (2008: 4,569) in
AngloGold Ashanti. Of the 92,452 share options exercised by the executive management, the proceeds from the sale of 48,595 options were used to acquire 16,911 ordinary shares in AngloGold Ashanti (2008: of the 15,563 share options exercised by the executive management, the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares in AngloGold Ashanti).
Rounding of figures may result in computational discrepancies.

NON-EXECUTIVE DIRECTORS’ COMPENSATION

The fees of non-executive directors are fixed by shareholders at the annual general meeting and, other than the fees they receive for their participation on board committees and allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company and are precluded from participation in the company’s share incentive scheme.

At the annual general meeting of shareholders to be held on May 7, 2010, shareholders will be asked to consider an increase to the fees payable to non-executive directors. The resolutions for consideration will be included in the notice of meeting which will be sent to shareholders together with the abridged annual report.

The reason for proposing an increase in non-executive directors’ remuneration is to ensure that the fees paid remain competitive in order to enable the company to attract and retain persons of the caliber required to make meaningful contributions to the company, given its global spread and growth aspirations and having regard to the appropriate capability, skills and experience required. A recent benchmarking exercise undertaken by PricewaterhouseCoopers has indicated that the current levels of non-executive fees remain well below the lower quartile of the comparator group, particularly when considering market practice outside South Africa and taking into account the fact that several non-
executive directors are based internationally. The requirement of competing in the global market, and compliance with increasing onerous and complex international governance and regulatory requirements, requires flexibility to attract non-
executives of international standing. The above proposal falls short of recognizing the global responsibility that the directors share for the governance of the group with business in diverse jurisdictions, but it seeks to better reflect market practice in the director’s region of residence.

In arriving at the proposal to increase non-executive directors’ remuneration, the Chief Executive Officer, in consultation with the Chairman and Executive Vice President – Human Resources of the company, directed
PricewaterhouseCoopers to review non-executive directors’ fees for comparable international South African companies and international companies. The results of the review indicated that the remuneration paid to the non-executive directors of the company was, with respect to the South African comparator group, at the upper quartile and with respect to the international comparator group, below the lower quartile. The proposals are based on adjusting the fee levels for non-executive directors to the median of the applicable market – using South African market data for the resident non-
executive directors, and market data from North America, the UK and Australia for non-resident directors outside Africa.
The fees for non-resident non-executive directors residing in Africa have been set to a similar level to those non-
executive directors resident in South Africa.

The Remuneration Committee, having taken due consideration of the review, recommend for approval by the shareholders, the remuneration for the Chairman, while the Chairman, together with the Chief Executive Officer and the
Chief Financial Officer, recommend for approval by the shareholders, the remuneration for the non-executive directors.
Prior to these proposed changes, the remuneration of the non-executive directors has been unchanged since the annual general meeting held in May 2009.

In light of all of these factors, the proposed revised remuneration structure is considered to be fair and reasonable and in the best interests of the company.

1    Non-executive directors’ fees
Current fee
Increased fee
Board
per annum
per annum
1.1
Chairman
$180,000
R1,520,300
1.2
Deputy chairman
R600,000
R650,000
1.3
South African resident directors
R250,000
R270,000
1.4
Non-South African resident directors who are resident in Africa
$25,000
$33,750
1.5
Non-South African resident directors who are resident in jurisdictions other than Africa
$40,000
$60,000

The remuneration payable will be in proportion to the period during which office is held.

2
Allowance for attendance by non-executive directors at additional board meetings
Each non-executive director will be entitled to an allowance for each board meeting attended by such director in addition to the six scheduled board meetings per annum, as follows:
Current fee
Increased fee
Board
per meeting
per meeting
2.1
Chairman
$9,000
R78,000
2.2
Deputy chairman
R30,000
R32,400
2.3
South African resident directors
R12,500
R16,000
2.4
Non-South African resident directors who are resident in Africa
$1,250
$2,000
2.5
Non-South African resident directors who are resident in jurisdictions other than Africa
$2,000
$3,000
3 Board committee fees payable to non-executive directors

The fee paid to each non-executive director in respect of membership of a committee of the board is to be increased with effect from June 1, 2010 on the basis set out below. The fees payable in respect of “other committees” pertain to the following committees which meet on a quarterly basis:
• Investment;
• Remuneration;
• Safety, Health and Sustainable Development; and
• Transformation and Human Resource Development.
Current fee
Increased fee
Board committee
per annum
per annum
Audit and Corporate Governance Committee
3.1
Chairman – South African resident
R150,000
R160,000
3.2
Member – South African resident
R125,000
R135,000
3.3
Member – Non-South African resident who is resident in Africa (1)
R125,000
$16,875
3.4
Member – Non-South African resident who is resident in jurisdictions other than Africa
R125,000
$25,315
Other committees
3.5
Chairman – South African resident
R120,000
R130,000
3.6
Chairman – Non-South African resident who is resident in Africa (1)
R120,000
$16,250
3.7
Chairman – Non-South African resident who is resident in jurisdictions other than Africa
R120,000
$25,000
3.8
Member – South African resident
R100,000
R110,000
3.9
Member – Non-South African resident who is resident in Africa (1)
R100,000
$13,750
3.10 Member – Non-South African resident who is resident in jurisdictions other than Africa
R100,000
$20,000

(1) Non-South Africans who are resident in Africa will receive the $ equivalent of the South African resident fees, converted at a rate of R8/$.

4
Ad hoc committee fees payable to non-executive directors

Each non-executive director will be entitled to an allowance for each ad hoc committee meeting attended. Ad hoc committees are those committees which meet on an as needs basis, namely the Party Political Donations Committee, the Nominations Committee and any special purpose committee established by the board.
Current fee
Increased fee
Board
per meeting
per meeting
4.1
South African resident
R15,000
R16,200
4.2
Non-South African resident who is resident in Africa (1)
R15,000
$2,025
4.3
Non-South African resident who is resident in jurisdictions other than Africa
R15,000
$3,000

(1) Non-South Africans who are resident in Africa will receive the $ equivalent of the South African resident fees, converted at a rate of R8/$.
5
Travel allowance to attend board meetings
The travel allowance, as detailed below, remains unchanged from that approved by shareholders at the annual general meeting held on May 15, 2009.
5.1    $10,000 per board meeting for the chairman, when based internationally;
5.2    $6,000 per board meeting for non-South African resident directors who are resident in Africa; and
5.3    $8,000 per board meeting for non-South African resident directors who are resident in jurisdictions other than Africa.

NON-EXECUTIVE DIRECTORS’ REMUNERATION
The following table details fees and allowances paid to non-executive directors during 2009 and 2008:
Appointment
Director’s
fees
(3)
Com-
mittee
fees
Travel
(4)
Total
Directors’
fees
(3)
Com-
mittee
fees
Travel
(4)
Total
All figures stated to the nearest R000
(1)
From
(2)
To
(2)
2009
2008
RP Edey (Chairman)
204
38
40
282
150
32
25
207
Dr TJ Motlatsi (Deputy chairman)
67
33
–
100
44
19
–
63
FB Arisman
40
36
26
102
25
33
20
78
RE Bannerman
May 15, 09
14
8
10
32
25
12
25
62
Mrs E le R Bradley
May 06, 08
–
–
–
–
5
5
–
10
JH Mensah
May 15, 09
14
12
5
31
25
21
20
66
WA Nairn
27
34
–
61
16
19
–
35
Prof LW Nkuhlu
(5)
29
31
–
60
16
27
–
43
SM Pityana
27
47
–
74
16
34
–
50
SM Thompson
Jul 28, 08
–
–
–
–
15
16
5
36
Total – non-executive directors
422
239
81
742
337
218
95
650
(1) Where non-executive directors' compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollars using the following yearly average rate of exchange: 2009: R8.38510:$1 and 2008: R8.2483:$1.
(2) Fees are disclosed only for the period from or to which, office is held.
(3) At the annual general meeting of shareholders held on May 15, 2009, shareholders approved an increase in non-executive directors’ fees with effect from June 1,
2009
For six
Additional per
meetings
meeting
Travel (4)
– Chairman
$180,000
$9,000
$10,000
– Deputy chairman
R600,000
R30,000
–
– South African resident directors
R250,000
R12,500
–
– Non-South African directors
– Living in Africa
$25,000
$1,250
$6,000
– Living other than in Africa
$40,000
$2,000
$8,000

The fees payable in respect of committees were approved by the board.

(4) A travel allowance per board meeting is paid to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs and accommodation.
(5) Prof. Nkuhlu resigned from the board with effect from May 5, 2009 and rejoined the board on June 1, 2009.

Rounding may result in computational differences.
Non-executive directors are not eligible to participate in the Share Incentive Scheme.

6C.     BOARD PRACTICES

THE BOARD OF DIRECTORS

The Articles of Association of AngloGold Ashanti requires the board to be composed of a minimum of four directors.
Currently, the company is managed by a unitary board, comprising two executive directors: the Chief Executive Officer and the Chief Financial Officer and six independent non-executive directors who all meet the board’s independence criteria. A restructuring of the board’s composition is currently being undertaken with the view to improving the mix of skills, experience and knowledge required of a multinational gold mining company.

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

The policy determining the independence of directors can be found on the company’s website at
www.anglogoldashanti.com.

Board tenure

There is no mandatory retirement age for non-executive directors; however, in line with best practice in corporate governance and in accordance with the Sarbanes-Oxley Act, directors are required to step down from the board after nine consecutive years of service. The nine-year tenure could be extended at the board’s discretion and with the individual director’s consent. In line with this practice the chairman will retire from the board at the annual general meeting to be held on May 7, 2010. Mr Mboweni, the former Governor of the South African Reserve Bank, has been appointed to replace Mr Edey as chairman, effective June 1, 2010.

Non-executive directors

Non-executive directors provide the board with advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play as board representatives on key committees such as the Audit and Corporate Governance, Nominations, Party Political Donations and
Remuneration committees, ensures that the company's interests are served by impartial and independent views that are separate from those of management and shareholders.

Powers and responsibilities of the board

The board’s charter sets out the powers, responsibilities, functions and delegation of authority, and the areas of responsibility expressly reserved for the board. The charter covers, among others, the following key areas:
• authority of the board;
• appointment of directors;
• role and responsibility of the board;
• procedures of the board;
• board committees;
• matters reserved for board decision;
• management of risks;
• corporate governance;
• remuneration issues;
• evaluation of board performance and induction of new directors; and
• declaration of interests.

The board is authorized by the company's Articles of Association to appoint new directors, on recommendation by the
Nominations Committee, provided such appointees retire at the next annual general meeting and stand for election by shareholders. Retirement of non-executive directors follows a staggered process with one-third of non-executive directors retiring at least every three years at the annual general meeting. A curriculum vitae of each director standing for election or re-election is made available to shareholders prior to the annual general meeting to assist in their decision making. Executive directors are appointed by the board to oversee the day-to-day running of the company and are held accountable by regular reporting to the board. Their performance is measured against pre-determined criteria.

While executive directors have contracts of employment with the company, non-executive directors do not have contracts of service with the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year or require payment of compensation on termination.

Determination of independence is guided by the King Code, the Companies Act in South Africa and international best practice. Where the board, exercising its discretion and having considered all relevant facts, determines a director to be independent despite not meeting the set criteria, the board will fully disclose its reasoning in appropriate public reports.

The policy and independence of individual non-executive directors is reviewed annually as part of the annual board evaluation process. The performance evaluation tools are also reviewed as and when necessary to ensure that changes in the corporate governance environment as well as the company’s strategic needs are well catered for.

An annual self-evaluation is undertaken to determine that the board and its committees are effective in the performance of their duties and to facilitate board development. Depending on the results of the evaluation, appropriate action is taken to achieve the desired results. The board is also cognizant of the opportunity the evaluation process affords it in improving communication among its members and between the board and management and to fine tune its role in the overall management of the company. The board believes that assessment of its performance should not be subject to a single evaluation process at the end of each year; hence it is committed to a continuous non-formal evaluation of its performance throughout the year.

The most recent formal evaluation was conducted in February 2010 in respect of the 2009 period. The chairman of the board and the chairman of each committee of the board led the processes to evaluate the board and the committees respectively. Led by the deputy chairman, each director evaluated the performance of the chairman of the board.

The performance evaluation of executive directors is conducted by the Remuneration Committee. Topics covered in the board’s effectiveness evaluation include the following:
• setting of performance objectives;
• board contribution to development of strategy;
• board response to crisis;
• board awareness of developments in regulatory and market environments;
• effectiveness of board committees;
• evaluation of the relationship between the board and management, shareholders and among members of the board itself;
• succession plans for senior executive management;
• criteria for determining independence of directors; and
• corporate governance and legal issues facing the board/company.

All members of the board have access to management and the records of the company, as well as to external professional advisers should the need arise.

All members of the Executive Committee are regular attendees at board meetings and report to the board on their respective operational areas.

The chairman of each committee also reports to the board after every meeting.

Separate meetings are held each year to discuss strategic matters and the group’s budget for the following year.
During 2009 the board held four scheduled quarterly meetings. In addition four special and eight sub-committee meetings were held to discuss and approve issues of a special nature. All directors attended those meetings that they were entitled to attend, except Dr Motlatsi who was unable to attend three meetings.
Number of meetings attended
RP Edey (chairman) 8/8
TJ Motlatsi 5/8
FB Arisman 8/8
RE Bannerman 4/4
M Cutifani 8/8
JH Mensah 4/4
WA Nairn 8/8
LW Nkuhlu 7/7
SM Pityana 8/8
S Venkatakrishnan 8/8
BOARD SUB-COMMITTEES

The board has established and delegated specific roles and responsibilities to seven standing committees and one management committee (the Executive Committee), to assist it in the execution of its mandate. Each committee’s role and responsibilities are spelt out in its terms of reference, approved by the board and reviewed regularly to ensure that they remain in line with the company’s changing needs and business climate. Standing committees are chaired by independent non-executive directors. As and when required, the board may establish ad hoc committees to address specific issues. Details of each board committee are provided below.

Audit and Corporate Governance Committee

Membership of the Audit and Corporate Governance Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of the King III Code, which becomes effective in March 2010, and the requirements of Companies Act 71, of 2008, which is expected to become effective during 2010. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee's chairman, Prof Wiseman Nkuhlu is the board's financial expert. All three members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.

The committee is guided by its terms of reference. The mandate as delegated by the board is ensuring integrity of financial reporting and adequacy of governance, internal control and risk management policies and processes throughout the group.

The selection of external auditors, recommendation of their appointment to shareholders and the determination of their fees, policy procedures for approving non-audit work and checking and satisfying itself about independence of the external auditors is one of the functions of the committee. To this end, the committee holds private discussions with the external auditors and conducts an annual formal assessment on the independence of the auditors. In line with this, at its meeting in February 2010 and after due consideration of all relevant facts, the committee expressed satisfaction that the external auditor is independent of the company and was so during the financial period under review to and including the date of this report.

The group internal audit manager has unrestricted access to both the Chief Executive Officer and the Chief Financial
Officer, the board chairman and the chairman of this committee, and is invited to attend and report on his department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, enables him to discharge his duties as required by law and in fulfillment of his obligations to the company. The function, duties and powers of the internal audit department, are governed by a formal internal audit charter approved by the committee. In addition, the group internal audit manager meets with committee members in the absence of management.

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

In relation to risk management, the committee reviews the risk policies of the company with respect to risk identification and the risk management process, ensuring that the guidelines of the King Code and the requirements of the Sarbanes-
Oxley Act are met, as well as advising the board on the effectiveness of the risk management system.

In addition, the committee reviews fraud prevention policies and processes. The investigations of the reports made through the “whistle blowing” process and the actions taken are reviewed and monitored by the committee on at least a quarterly basis.

The committee oversees the company’s integrated reporting and in that regard reviews the financial aspects of the sustainability report to ensure accuracy and reliability of information. It also reviews the non-financial information to ensure it conforms to the financial information. To facilitate the committee’s role in relation to the integrated reporting, the chairman was appointed to the Safety, Health and Sustainable Development Committee with effect from
October 27, 2009. The 2009 Sustainability Review was reviewed and recommendation was made for its release to stakeholders.

At its meeting held in February 2010, the committee recommended the appointment of Ernst & Young Inc. as the auditors. Their appointment will be taken to shareholders for approval at the annual general meeting to be held on
May 7, 2010.

The committee held four scheduled quarterly meetings during 2009 as detailed below. In addition, two sub-committee meetings were held. All members attended those meetings they were entitled to attend.
Number of meetings attended
LW Nkuhlu (chairman) 3/3
FB Arisman (acting chairman in the absence of Prof Nkuhlu) 4/4
RP Edey 4/4
JH Mensah 2/2

Messrs Cutifani and Venkatakrishnan attended all meetings by invitation.

The NYSE listing rules require that the board determine whether a member of the committee's simultaneous service on the audit committees of more than three public companies impairs the ability of such a member to effectively serve on a listed company's audit committee. Professor Nkuhlu, the chairman of the committee, is a member of one (2008: two)
other public companies' audit committees but is not its chairman.

After having considered all relevant facts, and given his professional knowledge and skills, the board concluded that the simultaneous service on another audit committee and membership on the Financial Crisis Advisory Group of the
International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB) by Prof Nkuhlu
has not impaired his ability to diligently execute his responsibilities to the committee and the board of AngloGold
Ashanti. The members of the Audit and Corporate Governance Committee were all re-appointed to serve as members of the committee by the board to hold office for the next financial year.
Remuneration Committee

The objectives, responsibilities and composition of the Remuneration Committee has been more fully described above.
See “6B. COMPENSATION - Remuneration report”.
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

The committee met twice during 2009. All members attended those meetings that they were entitled to attend with the exception of Messrs Mensah and Nairn each of who were unable to attend one meeting. Prof. Nkuhlu and Mr Pityana were each recused from attending one meeting.
Number of meetings attended
RP Edey (chairman)
2/2
FB Arisman 2/2
RE Bannerman 1/1
JH Mensah 0/1
TJ Motlatsi 2/2
WA Nairn 1/2
LW Nkuhlu 1/1
SM Pityana 1/1

Mr Cutifani attended both meetings as an invitee.
Safety, Health and Sustainable Development Committee
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
Membership of the committee comprises non-executive directors and the Chief Executive Officer. Its meetings are attended by several members of the executive team and other officers of the company. During 2009 the committee deliberated on the safety concerns faced by the company's South African mines and in particular, on the strategies and methodologies that will enhance the safety and security of all company employees.

Four scheduled quarterly meetings were held during 2009. All members attended those meetings that they were entitled to attend with the exception of Dr Motlatsi who was unable to attend one. Prof Nkuhlu was appointed to the committee in October 2009.
Number of meetings attended
WA Nairn (chairman) 4/4
M Cutifani 4/4
JH Mensah 2/2
TJ Motlatsi 3/4
LW Nkuhlu 1/1
SM Pityana 4/4
Messrs Arisman and Edey attended all meetings of the Safety, Health and Sustainable Development Committee by
invitation.

Transformation and Human Resources Development Committee
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

The committee held four scheduled quarterly meetings in 2009. All members attended those meeting that they were entitled to attend, with the exception of Dr Motlatsi who was unable to attend one meeting, and Mr Nairn who was unable to attend two meetings.
Number of meetings attended
TJ Motlatsi (chairman) 3/4
FB Arisman 4/4
RE Bannerman 2/2
M Cutifani 4/4
WA Nairn 2/4
SM Pityana 4/4

Investment Committee
This committee is responsible for overseeing and reviewing AngloGold Ashanti's strategic investments which includes the acquisition and disposal of assets, capital expenditure and projects. The membership of the committee comprised
Mr RP Edey (chairman), Mr M Cutifani, Mr WA Nairn, Mr Pityana, Mr S Venkatakrishnan and Mr JH Mensah who retired from the board on May 15, 2009. The committee met on May 11, 2009 and all members were present.

Party Political Donations Committee

The membership of the Party Political Donations Committee comprises the South African resident independent non-
executive directors, namely, Mr WA Nairn, Prof LW Nkuhlu, Mr SM Pityana and is chaired by the deputy chairman of the board, Dr TJ Motlatsi. The committee determines the funding of political parties in South Africa in accordance with principles set out in the political donations policy adopted by the board on April 29, 2003. The committee met once during the year, on February 3, 2009, at which all members were present. Mr WA Nairn was appointed a member of the committee at that meeting.

In line with the company’s policy on political donations which seeks to support a strong democracy and good governance, the committee approved a donation of R4 million which was distributed to six South African political parties intended as the company’s contribution to the democratic elections held in South Africa during 2009. The criteria for allocation of the funds was in line with the company’s policy and was based on an assessment of the capacity of each of the parties to contribute meaningfully to the democratic debate and to the generation of policy ideas for public consideration and further, capacity to contribute constructively to building a culture of executive accountability and parliamentary oversight.

Special purpose board committees

As and when required, the board may appoint a special purpose board committee. In March 2008, the Financial
Analysis Committee was formed to address the funding requirements of the company, namely the rights offer. The committee was dissolved on July 7, 2008 following the close of the rights offer and reconstituted on July 9, 2009.
Members of the committee comprise FB Arisman (chairman), RP Edey, LW Nkuhlu and SM Pityana. One meeting of the committee was held during 2009 which was attended by all members except Prof Nkuhlu who was unable to attend.
Mr Venkatakrishnan attended the meeting as an invitee.

Executive Committee

This committee is chaired by Mr Cutifani, the Chief Executive Officer and comprises members of the executive mangement. The committee is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. It meets at least monthly and is actively involved in the strategic review of the company's values, safety performance, operation and exploration profiles and financial status.

Treasury Committee

The Treasury Committee is a sub-committee of the audit and corporate governance committee. Its membership comprises of two non-executive directors, the Chief Financial Officer and a number of employees whose duties are relevant to the role and functions of the committee. It is chaired by the chairman of the audit and corporate governance committee and its main role is to monitor and mitigate financial risks. The committee held two meetings during the year under review.

Disclosures Committee

AngloGold Ashanti believes in the dissemination of credible, accurate and verifiable information. Accordingly, a
Disclosures Committee, comprising senior management, has been established to manage compliance with the company’s continuous disclosure obligations and communications policy. The committee ensures that adequate guidelines are put in place to facilitate the process of material disclosure of company information, and bears responsibility for certain categories of information gathering and processes.

6D.      EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last
3 financial years was:
2009
2008
2007
Southern Africa 38,003 37,609 37,385
Continental Africa 14,689 15,162 15,307
Australasia 1,776 1,198 781
North America 562 421 405
South America 5,322 5,167 5,369
Other* 3,012 3,338 2,275
Total
63,364 62,895 61,522
* Primarily centralized and corporate services.
Labor relations and collective bargaining

AngloGold Ashanti recognizes the fundamental right of freedom of association of all employees and contractors, and adheres to collective bargaining agreements with due regard to the relevant legislation in the countries in which it operates. Relations with organized labor are founded on mutual respect, and wage negotiations are conducted in line with the company’s values.

Approximately 83 percent of AngloGold Ashanti’s employees are either members of a union or are catered for through collective bargaining agreements. Exceptions are the United States and Australia, where employees are not members of unions, but where a high degree of employee participation in wage discussions is encouraged. Wage settlements are specific to each jurisdiction in which AngloGold Ashanti operates and the company’s approach is to ensure that agreements are fair but realistic, taking into account the local economic context and the impact of any settlement on the long-term viability of the business.

In 2009 wage settlements were reached without disruption to labor. In South Africa, a two-year wage settlement was reached in July. In Ghana and Guinea, settlements were reached without the loss of production, however, the negotiation processes were protracted and several months were required to reach agreement.

In response to the industrial relations environment and the sometimes volatile economic and political context in which the company operates in West Africa, an integrated strategy for collective bargaining is being implemented, with the aim of creating a framework within which the company and organized labor can improve their relationship and, through collective bargaining, agree on conditions of employment in an efficient and mutually beneficial manner. The approach is a holistic one, where issues relating to the political, economic and social environment are considered in the development of this strategy.

A pro-active approach to labor relations, integrated with other management initiatives, has been adopted at AngloGold
Ashanti’s operations in Argentina, where the uncertain political and economic climate has the potential to affect relations between the various labor groups and between management and employees. Frequent dialogue with union leaders at local, provincial and national level has taken place during the year. The climate among employees is also monitored, and management communicates proactively with employees to ensure that they are well informed about their conditions of employment.

At a group level, in an undertaking to promote internationally accepted labor relations and human resource practices at
AngloGold Ashanti’s operations around the world, a global agreement was signed between the International Federation of Chemical, Energy, Mine and General Workers’ unions (ICEM) and the company. The agreement sets out the commitment of both parties to respect and advance the principles and values of internationally-accepted labor relations and human resource practice, including the relevant ILO conventions and the principles of GRI and the UNGC. Its objective is to enhance principles or practices established by local regulation and collective bargaining processes at operations managed directly by AngloGold Ashanti. Provision is also made in the agreement for ongoing dialogue between the company and the ICEM at corporate level.

6E.      SHARE OWNERSHIP

DIRECTORS' INTERESTS IN SHARES

At December 31, 2009, the members of AngloGold Ashanti’s board of directors beneficially held the aggregate of
29,198 ordinary shares of the company (not including stock options or other equity awards), which represented
0.0080 percent of the company’s issued share capital at that date. The interests of the directors in the ordinary shares of the company at December 31, 2009 are shown below. There have been no changes in the interests since
December 31, 2009.
Beneficial
Direct
Indirect
December 31, 2009
Executive directors
M Cutifani 10,000 –
S Venkatakrishnan 10,351 –
Total
20,351
–
Non-executive directors
FB Arisman – 4,984
RP Edey – 3,063
LW Nkuhlu – 800
Total
–
8,847
Grand total
20,351 8,847
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

SHARE OWNERSHIP OF EMPLOYEES

At a general meeting of shareholders held on December 11, 2006, members approved the creation of
4,280,000 E ordinary shares of 25 South African cents pursuant to an employee share ownership plan for the benefit of certain AngloGold Ashanti employees, of which the majority are historically disadvantaged South Africans as defined in the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry.

ANGLOGOLD SHARE INCENTIVE SCHEME

AngloGold Ashanti operates a share incentive scheme through which executive directors, executive officers and managers of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivize such employees to identify themselves more closely with the fortunes of the group and its continued growth and to promote the retention of such employees.

Non-executive directors are not eligible for participation in the share incentive scheme.

The maximum number of ordinary shares that may be allocated for the purposes of the scheme is equivalent to
2.75 percent of the total number of ordinary shares in issue at any time. At December 31, 2009, 9,961,618 ordinary shares (2008: 9,720,794) were available for purposes of the scheme, while the maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the ordinary shares allocated for the purposes of the share incentive scheme (or 0.1375 percent of the total number of ordinary shares in issue) – at
December 31, 2009, a maximum of 498,080 ordinary shares per employee could be issued in aggregate
(2008: 486,040).

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.

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

Time-related

The granting of time-related options was approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the annual general meeting held on April 30, 2002, when it was agreed that no further time-related options would be granted and all options granted hereunder will terminate on February 1, 2012, being the date on which the last options granted under this criteria may be exercised or they will expire.

Time-related options vest over a five-year period from the date of grant and may be exercised in tranches of 20 percent each in years two, three and four and 40 percent in year five. As of the date of this report, all options granted and outstanding have vested in full.

Performance-related

The granting of performance-related options was approved by shareholders at the annual general meeting held on
April 30, 2002 and amended at the annual general meeting held on April 29, 2005 when it was agreed that no further performance related options would be granted and all options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under this criteria may be exercised or they will expire.

Performance-related options granted vest in full, three years from the date of grant, provided that the conditions under which the options were granted are met. All options granted and outstanding vested in full on November 1, 2007.

Bonus Share Plan (BSP)

The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on
April 29, 2005 and amended at the general meeting held on May 6, 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive officers and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. In respect of all awards granted to and including
2007, these awards vest in full, three years from the date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting date.
In respect of awards granted in 2008 and onwards, the vesting period has been shortened to 40 percent in year one and

60 percent in year two from the date of grant or, in the event that the exercising of awards only takes place in year three, then 120 percent of awards granted will be available for exercising.

Long-Term Incentive Plan (LTIP)

The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on
April 29, 2005. Executive directors, executive officers and selected senior management are eligible for participation.
Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets, under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, occurs which may result in an earlier vesting date.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANGERS IN THE
ANGLOGOLD SHARE INCENTIVE SCHEME

Options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers during the year to December 31, 2009 are listed in the table below:
M Cutifani
Venkat
(1)
Executive
Management
(2)
Other
Management
Total
Schemes
Granted and outstanding at January 1, 2009
- Number
(3)
39,440
62,027
433,488
2,906,841
3,441,796
Granted during the year
- Number
60,687
36,029
172,020
932,379
1,201,115
Exercised during the year
- Number
_
(8,564)
(92,452)
(1,030,900)
(1,131,916)
- Pre-tax gain at date of exercise – R’000
_
2,621
20,370
169,445
192,436
Lapsed during the year
- Number
_
(7,308)
(27,123)
(248,880)
(283,311)
Held at December 1, 2009
- Number
(4)
100,127
82,184
485,933
2,559,440
3,227,684
Latest expiry date
Feb 16, 2019
Feb 16, 2019
Feb 16, 2019
Feb 16, 2019
(1)
Mr Venkatakrishnan (Venkat) applied all the after tax proceeds from the sale of his share options to acquire 5,130 ordinary shares (2008: 4,569) in
AngloGold Ashanti.
(2)
Of the 92,452 options exercised by the executive management, the proceeds from the sale of 48,595 options were used to acquire 16,911 ordinary shares in the company (2008: of the 15,563 options exercised, the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares).
(3)
As a result of the change in status, the following movements to opening balances were made:
– From executive management status to other management – 17,099 options/awards
(4)
Of the 3,227,684 options/awards granted and outstanding at December 31, 2009, 983,094 options/awards are fully vested.
Awards granted to executive directors and executive management in February 2010 is as follows:
BSP LTIP
M Cutifani 27,146 50,548
Venkat 15,074 25,543
Total executive management 102,164 167,609

OPTIONS AND RIGHTS

As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the year January 1, 2009 to December 31, 2009 is:
Time-related
Performance-
related
Bonus share
plan
Long-term
incentive plan
Total
Ordinary
shares issued
At January 1, 2009
116,491
1,389,833
945,027
990,445
3,441,796
4,968,504
Movement during the year
– Granted
-
-
666,541
534,574
1,201,115
– Exercised
(88,239)
(725,620)
(246,872)
(71,185)
(1,131,916)
1,131,916
–- Lapsed/expired
-
(24,238)
(68,988)
(190,085)
(283,311)
At December 31, 2009
28,252
639,975
1,295,708
1,263,749
3,227,684
6,100,420
Average exercise/issue price per share - R
146.28
241.28
249.07
253.60
Effective October 15, 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes) of the Listings
Requirements. AngloGold Ashanti is required to amend the terms of its Share Incentive Scheme by obtaining shareholder approval to amend the total number of shares attributable to the share incentive scheme, from 2.75 percent of issued share capital from time to time, to a fixed number of shares that may be issued to the scheme. Although the amendment only has to be in place by January 1, 2011, AngloGold Ashanti will be seeking shareholder approval at the annual general meeting to be held on May 7, 2010 to grant to the directors, authority to issue up to 17,000,000 shares
(approximately 5 percent of issued capital at December 31, 2009) which is management’s estimate of options/awards to be granted over the next three years, including options/awards granted and outstanding as at December 31, 2009. The total number of options/awards that may be issued in aggregate to any one participant to the scheme will remain at
5 percent of the total number of shares attributable to the scheme.

Also effective October 15, 2008, the recycling of options/awards that have vested and which have been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued, as affected by this Listings Requirements rule change:
DETAILS
OPTIONS / AWARDS
Total number of options attributable to the scheme at December 31, 2009* 9,961,618
Less:
– Total number of options/awards granted and outstanding at December 31, 2009 (3,227,684)
– Total number of options/awards exercised:
- During the period October 15, 2008 to December 31, 2008
(101,013)
- During the period January 1, 2009 to December 31, 2009
(1,131,916)
Total shares available but unissued at December 31, 2009
5,501,005

* Based on the shares attributable to the share incentive scheme without taking cognizance of the proposed change.
Analysis of options and rights outstanding at December 31, 2009
HOLDING
HOLDERS
NUMBER OF
OPTONS
1 to 100 125 8,236
101 to 500 741 230,488
501 to 1,000 288 196,359
1,001 to 5,000 237 473,471
5,001 to 10,000 56 410,562
10,001 to 100,000 78 1,808,441
over 100,000 1 100,127
Total
1,526 3,277,684

ITEM 7: SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
OVERVIEW
DESCRIPTION OF ANGLOGOLD ASHANTI’S SHARE CAPITAL
AngloGold Ashanti’s share capital consists of four classes of stock:
Ordinary shares, par value 25 South African cents each (the “ordinary shares”);
E-Ordinary shares, par value 25 South African cents each (the “E-ordinary shares”);
A redeemable preference shares, par value 50 South African cents each (the “A preference shares”); and
B redeemable preference shares, par value 1 South African cent each (the “B preference shares”).
At the annual general meeting of shareholders held on May 15, 2009, shareholders approved an increase in the company’s authorized ordinary share capital from 400,000,000 to 600,000,000 ordinary shares.
The authorized and issued share capital of AngloGold at December 31, 2009, is set out below:
Title of class
Authorized
Issued
Ordinary shares 600,000,000 362,240,669
E-Ordinary shares 4,280,000 4,280,000
A preference shares 2,000,000 2,000,000
B preference shares 5,000,000 778,896
All the issued ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti. For a discussion of rights attaching to the ordinary shares, E ordinary shares, the A redeemable preference shares and the B redeemable preference shares, see “Item 10B.: Memorandum and Articles of Association”.
The following are the movements in the issued share capital at December 31:
Ordinary shares
Number of
shares
Rand
Number of
shares
Rand
Number of
shares
Rand
2009
2008
2007
At January 1
353,483,410
88,370,853       277,457,471
69,364,368       276,236,153
69,059,038
Issued during year
– $500 million equity raising
–
–
–
–
–
–
– Rights offer
–
–
69,470,442
17,367,611
–
–
– Golden Cycle acquisition
–
–
3,181,198
795,299
–
–
– São Bento acquisition
–
–
2,701,660
675,415
–
–
– Equity offering to fund the initial
35 percent interest in the Kibali
gold project
7,624,162
1,906,041
–
–
–
–
– Bokamoso ESOP and BEE
transaction
–
–
–
–
31,410
7,852
– Bokamoso ESOP on conversion
of E ordinary shares
1,181
295
94
24
8,026
2,007
– Exercise of options by
participants in the AngloGold
Share Incentive Scheme
1,131,916
282,979
672,545
168,136
1,181,882
295,471
At December 31
362,240,669
90,560,167   353,483,410
88,370,853     277,457,471
69,364,368
During the period January 1, 2010 to and including April 14, 2010, 140,184 ordinary shares were issued at an average issue price of R282.88 per share, resulting in 362,380,853 ordinary shares being in issue at April 14, 2010. Of the
140,184 ordinary shares issued during the period January 1, 2010 to and including April 14, 2010, no ordinary shares were issued on conversion and cancellation of 85,636 E ordinary shares in accordance with the applicable conversion formula.

E ordinary shares
On December 11, 2006, shareholders in general meeting authorized the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a Black Economic Empowerment transaction
(BEE transaction). All E-ordinary shares have been issued.
Number of
shares
Rand
Number of
shares
Rand
Number of
shares
Rand
2009
2008
2007
At January 1
3,966,941
991,735
4,140,230
1,035,057
4,185,770
1,046,443
Issued during year to the:
– Bokamoso ESOP Trust
–
–
–
–
94,230
23,557
– Cancelled in exchange for
ordinary shares in terms of the
cancellation formula
(171,943)
(42,986)
(173,289)
(43,322)
(139,770)
(34,943)
At December 31
3,794,998
942,323
3,966,941
991,735
4,140,230
1,035,057
In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore, do not form part of the authorized but unissued share capital of the company.
In 2009, E ordinary share capital amounting to R17,505,881 in respect of 138,059 unconverted but cancelled E ordinary shares was transferred to ordinary share premium. E ordinary shares are not exchanged for ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E ordinary share as calculated in accordance with the cancellation formula.
On November 1, 2009, the first tranche of the E ordinary shares issued to the Bokamoso ESOP and to Izingwe Holdings
(Pty) Limited (“Izingwe”) vested. In terms of the rules pertaining to the E ordinary shares, if at the date of the vesting the cost price of the E Ordinary shares as calculated in accordance with the cancellation formula is greater than the market price on the last business day prior to the date of vesting, then the conversion of the E ordinary shares will be deferred.
In respect of the Bokamoso ESOP, vesting will be deferred until May 1, 2010 at which time the E ordinary shares will either be exchanged for AngloGold Ashanti ordinary shares or will be cancelled without benefit, as calculated in accordance with the cancellation formula. In respect of the E ordinary shares issued to Izingwe, and in accordance with the rules pertaining to the E ordinary shares, notice was received from Izingwe deferring vesting. Izingwe has, during the period November 1, 2009 to and including May 1, 2010 (the “extended vesting period”), the option to exercise its rights to exchange the E ordinary shares for AngloGold Ashanti ordinary shares on the giving of such notice to do so, in accordance with the calculation formula. Any E ordinary shares that are unexercised during the extended vesting period will be cancelled.

During the period January 1, 2010 to and including April 14, 2010, no ordinary shares were issued on conversion and cancellation of 85,636 E ordinary shares in accordance with the applicable conversion formula, resulting in E ordinary share capital amounting to R10,858,644 being transferred to ordinary share capital.

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

7A.
MAJOR SHAREHOLDERS
Paulson & Co. Inc, an investment management company, based in the United States holds 42,849,864 AngloGold
Ashanti ADRs or approximately 11.83 percent of the issued share capital. Paulson acquired its shares from Anglo South
Africa Capital (Proprietary) Limited, a wholly-owned subsidiary of Anglo American plc when that company divested from
AngloGold Ashanti in March 2009. In addition, Allan Gray Unit Trust Management Limited holds a total of 36,689,809
AngloGold Ashanti shares, representing 10.13 percent of the issued share capital.

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5 percent of the ordinary share capital of the company during the periods December 31, 2009, 2008 and
2007:
Ordinary shares held at
December 31, 2009
December 31, 2008
December 31, 2007
Shareholder*
Number
%
voting
rights
Number
%
voting
rights
Number
% voting
rights
Paulson & Co., Inc
42,849,864
11.83
Not disclosed
Not disclosed
Allan Gray Unit Trust Management Limited
36,689,809
10.13
42,865,757
12.13
26,369,033
9.51
Public Investment Corporation of South
Africa
17,308,397
4.78
19,453,308
5.53
26,937,476
9.71
NWQ Investment Management LLC Co
12,312,563
3.40
21,219,474
6.00
Not disclosed
Tradewinds Global Investors LLC
10,268,839
2.83
31,442,064
8.89
22,858,453
8.25
Anglo American plc (AA plc)
–
–
57,175,183
16.17
46,002,929
16.58
* Shares held may not necessarily reflect the beneficial shareholder.

At December 31, 2009, a total of 176,762,305 (or 48.80 percent of issued ordinary share capital) was held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt program. Each American
Depositary Share (ADS) is equivalent to one ordinary share. At December 31, 2009, the number of persons who were registered holders of ADSs was reported at 3,877. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at December 31, 2009, there were 13,747 holders of record of AngloGold Ashanti ordinary shares. Of these holders
370 had registered addresses in the United States and held a total of 67,859 ordinary shares, approximately
0.0187 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At April 14, 2010,181,830,245 ADSs, or approximately 50.17 percent of the total issued ordinary share capital, were issued and outstanding and held of record by approximately 3,835 registered holders .

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.
RELATED PARTY TRANSACTIONS
Related party transactions are concluded on an arm’s length basis. The group had the following transactions with related parties during the years ended December 31, 2009, 2008 and 2007:
December 31, 2009
December 31, 2008
December 31,
2007
(in millions)
Purchases
(by)/from
related party
Amounts
owed to/ (by)
related party
Purchases
(by)/from
related
party
Amounts
owed to/
(by) related
party
Purchases
(by)/from
related party
$
$
$
$
$
Related party transactions of equity
accounted joint ventures and
associates
AGA Polymetal Strategic Alliance
–
(3)
–
(3)
–
Margaret Water Company
1
–
1
–
–
Oro Group (Proprietary) Limited
–
(2)
–
(2)
–
Société d’Exploitation des Mines d’Or
de Sadiola S.A.
(10)
(3)
(5)
(2)
(7)
Société d’Exploitation des Mines d’Or
de Yatela S.A.
(3)
–
(1)
(1)
(3)
Société des Mines de Morila S.A.
(6)
(1)
(5)
(1)
(5)
Trans-Siberian Gold plc
–
(1)
–
(1)
(1)
Orpheo (Proprietary) Limited
–
(1)
–
–
–
AuruMar (Proprietary) Limited
–
(2)
–
–
–
Amounts owed to/due by joint venture related parties are unsecured, non-interest bearing and under terms that are no less favorable than those with third parties.
The loan balance due to Goldmed Medical Scheme of $1 million as of December 31, 2008, was repaid during 2009.
The AGA-Polymetal Strategic Alliance (joint venture) loan of $3 million advanced during 2008 is interest free and is repayable on demand at any time after profits have been generated by the joint venture.
The Oro Group (Proprietary) Limited loan of $2 million (2008: $2 million) bears interest at a rate determined by the Oro
Group (Proprietary) Limited’s board of directors and is repayable at their discretion.
The AuruMar (Proprietary) Limited loan of $2 million (2008: $nil million) is unsecured, interest free and there are no fixed terms of repayment.
The Orpheo (Proprietary) Limited loan of $1 million (2008: $nil million) is unsecured, interest free and there are no fixed terms of repayment.
The Company, which holds an equity interest of 29.7 percent (2008: 29.7 percent) in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from
TSG for a consideration of $40 million. The companies acquired consist of Amikan and AS APK.
In connection with the relocation of Roberto Carvalho Silva, a former executive director of the Company who retired in
2007, to Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr. Carvalho Silva purchased the house from the Company’s subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on
January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in
Brazil) in lieu of interest. All outstanding balances were repaid on or about August 31, 2007.
A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The amounts paid by the Company’s subsidiary to this company in respect of such services during 2007 was BRL634,023 ($329,055). The Company terminated the agreement with the Brazilian marketing, communications and corporate affairs services company effective July 2007.
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
The company is involved in, amongst other less material matters, the following cases:
•
In South Africa:
•
an action was instituted by Mr. Thembekile Mankayi, claiming approximately R2.6 million (approximately
$0.27 million) for damages allegedly suffered by him through contracting silicosis while employed in mines now owned by AngloGold Ashanti. An exception was filed by AngloGold Ashanti against the claim, which was argued at a hearing in February 2008 and upheld in the judgment delivered in June 2008. The plaintiff was granted leave to appeal the judgment, and the appeal was heard by the Supreme Court of Appeal (SCA) on
March 4, 2010. The SCA ruled in favor of the company and dismissed the appeal. This finding confirms that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act
(ODMWA) may not have an additional civil claim against their employer. If the appellant wants to appeal against the decision of the SCA, he will have to apply for leave to appeal within 15 days of the order of the
SCA, that is before April 23, 2010.
•
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
•
action has been instituted by a former employee against AngloGold Ashanti Health Services (Pty) Limited, a wholly-owned subsidiary of AngloGold Ashanti, for damages allegedly caused as a result of AngloGold
Ashanti Health Services failing to obtain appropriate consent to conduct an HIV/AIDS test and thereafter failing to inform the plaintiff appropriately of the outcome. The plaintiff is demanding damages in the amount of approximately R2 million (approximately $0.21 million). The trial date has been set for August 15, 2010.
•
In Ghana:
•
Westchester/Africore Limited instituted action against Ashanti Goldfields Company Limited (Ashanti) in the
High Court in Accra claiming damages for breach of Exploration and Option Agreement. A provision in the
Agreement states that the parties should settle the matter by arbitration under the Arbitration Act of Ghana. In
February 2002, the court directed the plaintiffs to seek arbitration as stipulated in the Agreement. The plaintiffs requested arbitration under the International Chamber of Commerce (ICC). Ashanti raised jurisdictional objections, which the ICC supported. The plaintiffs subsequently applied to pursue the matter through arbitration in Ghana. AngloGold Ashanti nominated an arbitrator in August 2006 and notified the plaintiffs accordingly. The plaintiffs then unilaterally pulled out of the arbitration and filed a Notice to maintain the action in the High Court. AngloGold Ashanti has filed its defense and the trial has commenced. The
Plaintiffs sought leave of court to amend their Statement of Claim and to call in an expert witness. The matter was adjourned to June 7, 2010 due to the absence of the Plaintiff’s expert witness.
•
a group calling itself Ashanti Miners’ Club formed by ex-contract workers are claiming that the company should pay them compensation because their salaries were not aligned to the United States dollar and that they should have been paid as permanent employees during the subsistence of their contracts with the company. The matter was taken to arbitration with the Ministry of Manpower Development and Employment in Ghana appointing a sole arbitrator to arbitrate and make an award. The award by the arbitrator was generally in favor of the company. The plaintiffs took further action, claiming that they were dissatisfied with the findings and award of the arbitrator. The parties are attempting an out of court settlement.
•
Appiah Agyei Boateng and 272 others, claiming to be the employees of AngloGold Ashanti petitioned the
National Labor Commission (NLC) for the payment of their gratuities. The basis of their claim was that they were at all material times employees of AngloGold Ashanti (Ghana) Limited and that they have been transferred to Mining and Building Contractors Limited (MBC), an independent construction firm, without their consent. MBC have appeared before the NLC and confirmed AngloGold Ashanti’s position that the petitioners were at all material times the employees of MBC. On August 20, 2008, the NLC found in favor of the petitioners. AngloGold Ashanti then initiated proceedings in the High Court seeking to have the NLC decision set aside. Hearing has begun and AngloGold Ashanti’s first witness has been cross-examined by both the defendants’ counsel. The matter has been adjourned to April 14, 15 and 16, 2010 for hearing to continue.
•
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
•
In Tanzania:
•
Joshua Manyero and 36 others have instituted action against Geita Gold Mining Company (GGM). It is a representative lawsuit whereby the claimants claim to have received Tshs 185,045,482.00 in compensation but they claim to be entitled to a payment of Tshs 3.6 billion. They are suing for the balance of
Tshs 3.6 billion (approximately US$2.8 million). Leave to file a representative suit was granted and the matter has been set down for mention in the courts during 2010.
•
Jackson Manyelo and others have applied to file a representative suit against GGM. They claim to have been affected by the Katoma blasting and they allege that they have suffered damages in the amount of
Tshs 9.6 billion (approximately $7.5 million). The application for a representative suit was granted and a suit has been filed. The matter has been set down for mention in the courts in April 2010.
•
In Mali, DESIMONE initiated a forced intervention action against the company. The South African company
ANSER entrusted MAED of Shore Limited with the construction of the Yatela Gold Plant. The company MAED in turn subcontracted with DESIMONE for the carrying out of work in the operating plant. After carrying out the work, MAED was not able to pay the invoices submitted to it by DESIMONE. Thus, in order to get its invoices settled, it issued a writ against AngloGold Ashanti for a forced intervention because the work was carried out for
AngloGold Ashanti. The amount involved is approximately $3.5 million. AngloGold Ashanti is disputing the claim.
•
In Brazil, the company has various tax disputes:
•
Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás on the export of gold shipments, which the tax authorities claim were not authorized by a special agreement (TARE). In November 2006 the administrative council’s second chamber ruled in favor of MSG and cancelled the tax liability. The State of Goiás appealed this decision. A second assessment was issued on the same grounds as the first in October 2006. The amounts involved are
$46.6 million for the sales tax on gold deliveries and $28.7 million relating to VAT.

•
MSG received an assessment in October 2003 in the amount of $8.8 million from the State of Minas Gerais relating to sales tax on gold returned from a branch in Minas Gerais to the company’s head office in the State of Goiás.
•
The company received 4 Federal tax assessments, including income tax and annual property taxes, based on owernship of properties outside of urban perimeters and VAT. The amounts involved are $3.3 million for
Mineração Morro Velho Ltda (MMV), $1.2 million of AngloGold Ashanti Brasil Mineração Ltda (AGABM) and
$0.42 million for MSG. The company believes that the risk of loss is remote.
•
Fifteen federal tax assessments in the amount of $10.1 million for MMV, AGABM and MSG were received.
These assessments include income tax and annual property taxes, based on ownership of properties outside of urban perimeters, and a social contribution.
•
MMV received 4 federal tax assessments in the amount of $4.2 million related to VAT and social contributions. The company is of the view that the of loss to MMV is remote.
•
AGABM received 2 tax assessments from the state government claiming lack of VAT collection on indirect imports and 5 tax assessments on social contributions, all amounting to $4.7 million. It is believed that the risk of loss to AGABM is remote.
•
AGABM, received in late November 2009 a tax assessment issued by DNPM (a Federal Mining entity) in the amount of $26.4 million (R$41.2 million) as a result of a tax inspection initiated in August 2007. The inspection by DNPM covered the period 1991 to 2006 and was part of a nationwide action focused on the calculation and payment of the CFEM (a financial contribution on mining exploitation) by all mining companies. This matter is before the administrative court and AngloGold Ashanti believes that there is a remote risk of loss to AGABM.
•
AGABM has been accused of failing to pay certain required payments towards the social security (INSS)
system for the period from 1997 to 2004. The amount involved is $2.4 million. This matter is before the administrative court.
•
As an exporter, AGABM is entitled to the Drawback Incentive, which provides for the suspension of taxes on certain imported products that will ultimately form part of exported products. The Government believes that imported products do not form part of the exported products (gold) and an assessment in the amount of
$2.5 million was received in December 2008. The case will be heard by the judicial court but the company believes that there is a remote risk of loss to AGABM.
•
During the period from 2001 to 2004 AngloGold Ashanti Córrego do Sítio Mineração S.A (AGACSM)
deducted from its taxable revenue certain expenses that are being questioned by the tax authority; the company used some VAT credits to settle its debits which are being questioned by the tax authority; and
CFEM and social contributions. The amounts involved are $4.4 million for which the risk is possible and
$5.1 million, for which the risk of loss to the company is remote.
•
AGABM has its own hydroelectric power system that generates electrical power for its own consumption.
The system currently supplies the Quiroz Plant. The government is claiming VAT on the electric power transfer in the amount of $14.2 million. The case will be heard by the administrative court and AngloGold
Ashanti believes that there is a remote risk of loss to AGABM.
•
At MMV, the tax authorities have raised an assessment in the amount of $103.5 million based on the lack of
“Nota Fiscal” (fiscal document) that should have been issued to support the transfer of ore from Cuiaba mine to the Quiroz Plant via an aerial ropeway. This occurred in a few instances between the periods 2002 and
June 2004. The judicial court ruled in favor of MMV and the amount has been reduced to $430,000. The
State of Minas Gerais has appealed the decision by the judicial court.
•
In Colombia, in terms of Resolution 2410 of 2008 the Ministry opened an investigation against the company. In terms of Resolution 585 of 2009 the Ministry brought a list of charges against the company for carrying out exploratory activities without having processed the subtraction of the area from the forest reserve. On May 19,
2009 AngloGold Ashanti submitted a written response to the Ministry. In terms of Order 1743 of 2009 the Ministry decreed the submission of evidence. AngloGold Ashanti continues to engage with the Ministry.

•
In the USA, the U.S. Environmental Protection Agency (“EPA”) issued, on November 3, 2009, an information request letter to AngloGold Ashanti pursuant to EPA’s authority under § 104 of the Comprehensive
Environmental Response, Compensation, and Liability Act (“CERCLA”) related to the Nelson Tunnel/Commodore
Waste Rock Pile Superfund Site in Mineral County, Colorado. AngloGold Ashanti filed a response with the EPA.
•
In Argentina:
•
Room V of the Court of Appeals entered judgment confirming the Federal Administrative Tax Court’s decision, whereby the Company’s appeal was denied, thus ratifying the tax valuation method of considering the dividends distributed by the company in 2000 to be subject to income tax withholdings, in excess of the income assessed as provided by Income Tax Law’s general regulations, even when such regulation was not in force when the company was benefited by the tax stability system established by Mining Investments Law
No. 24, 196. On August 6, 2009 the Supreme Court found in favor of the company rejecting the Federal
Administrative Tax Court’s decision.
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

AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the Board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for capital expenditure and long-term growth,cash and debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.

Withholding tax

On February 21, 2007, the South African Government announced a proposal to replace the Secondary Tax on
Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

8B.      SIGNIFICANT CHANGES

None.

ITEM 9: THE OFFER AND LISTING

9A.
OFFER AND LISTING DETAILS
The following table sets out, for the periods indicate, the reported high and low market quotations for AngloGold
Ashanti’s ordinary shares on the JSE and for its sponsored ADSs on the NYSE:
JSE
NYSE
(1)
Year ended December 31
High
Low
High
Low
(South African cents per
ordinary share)
(US dollars per ADS)
Annual information
2005
31,990 18,700 49.88 30.50
2006
38,700 24,700 62.20 35.58
2007
35,899 25,400 49.42 33.80
2008
34,900 15,011 51.35 13.37
2009
34,679 28,630 47.52 36.05
Quarterly information
2008
First quarter 34,900 24,801 51.35 30.50
Second quarter 31,145 23,053 40.91 28.75
Third quarter 28,300 17,201 36.65 21.01
Fourth quarter 28,460 15,011 28.49 13.37
2009
First quarter 36,900 23,206 38.99 22.50
Second quarter 35,789 25,950 43.16 29.36
Third quarter 33,990 27,150 45.64 32.77
Fourth quarter 34,679 28,630 47.52 36.05
2010
First quarter 33,000 26,640 44.68 34.11
Monthly information
October 2009 34,000 28,630 46.56 36.05
November 2009 34,139 29,000 46.93 36.74
December 2009 34,679 29,800 47.52 39.50
January 2010 33,000 27,605 44.68 35.45
February 2010 30,328 26,640 39.35 34.11
March 2010 28,899 27,256 39.26 35.76
April 2010
(2)
29,890 29,200 41.55 38.42
(1)
Each ADS represents one ordinary share.
(2)
Through April 14, 2010.

See “Item 7A.: Major shareholders” for the number of ADSs outstanding at December 31, 2009.

9B.
PLAN OF DISTRIBUTION
Not applicable.

9C.
MARKETS
NATURE OF TRADING MARKET
The principal trading markets for AngloGold Ashanti’s ordinary shares are the New York Stock Exchange, in the form of
ADSs, under the symbol “AU” and the JSE Limited, in the form of ordinary shares, under the symbol “ANG”.

AngloGold Ashanti’s ordinary shares are also listed on the London Stock Exchange under the symbol “AGD”, Euronext
Paris under the symbol “VA” and the Ghana Stock Exchange under the symbol “AGA”. Its ordinary shares are also listed on the Australian Stock Exchange, in the form of Chess Depositary Interests (each representing one-fifth of an ordinary share) under the symbol “AGG”, on the Ghana Stock Exchange, in the form of Ghanaian Depositary Shares or
GhDSs (each representing one one-hundredth of an ordinary share) under the symbol “AADS” and quoted on Euronext
Brussels in the form of unsponsored international depositary receipts under the symbol “ANG”.

9D.     SELLING SHAREHOLDERS

Not applicable.

9E.      DILUTION

Not applicable.

9F.     EXPENSES OF THE ISSUE

Not applicable.

ITEM 10: ADDITIONAL INFORMATION
10A. SHARE CAPITAL
ANGLOGOLD ASHANTI'S ORDINARY SHARES AND PREFERENCE SHARES
At the annual general meeting of shareholders held on May 15, 2009, shareholders approved an increase in the company’s authorized ordinary share capital. AngloGold Ashanti’s authorized and issued share capital as of
December 31, 2009 and April 14, 2010 (being the latest practicable date prior to the publication of this document) is set out below:
Issued
Title of Class
Authorized
April 14, 2010 December 31,
2009
Ordinary shares 600,000,000 362,380,853 362,240,669
E ordinary shares 4,280,000 3,709,362 3,794,998
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
The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2006 through
December 31, 2009.
Period to
Description
Number of
Shares
December 31, 2006 276,236,153
Ordinary shares issued during 2007 AngloGold Share Incentive Scheme 1,181,882
Employee Share ownership program 31,410
Employee Share ownership program – on
conversion of E ordinary shares
8,026
December 31, 2007
277,457,471
Ordinary shares issued during 2008 AngloGold Share Incentive Scheme 672,545
Employee Share ownership program – on
conversion of E ordinary shares
94
Acquisition of Golden Cycle Gold
Corporation
3,181,198
Rights offer 69,470,442
Acquisition of São Bento Gold Company
Limited
2,701,660
December 31, 2008
353,483,410
AngloGold Share Incentive Scheme 1,131,916
Employee Share ownership program – on
conversion of E ordinary shares
1,181
Equity offering to fund the initial effective
35 percent interest in the Kibali gold project
7,624,162
December 31, 2009
362,240,669

The table below details changes in the E-ordinary issued share capital of AngloGold Ashanti since December 31, 2006 through December 31, 2009.
Period to
Description
Number of
Shares
December 31, 2006 4,185,770
2007 E-ordinary shares movement Issued to the Bokamoso ESOP Trust 94,230
Cancelled and exchanged for ordinary
shares in accordance with the cancellation
formula
(139,770)
December 31, 2007 4,140,230
2008 E-ordinary shares movement
Cancelled and exchanged for ordinary
shares in accordance with the cancellation
formula
(173,289)
December 31, 2008 3,966,941
2009 E-ordinary shares movement
Cancelled and exchanged for ordinary
shares in accordance with the cancellation
formula
(171,943)
December 31, 2009
3,794,998
E-ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E-
ordinary shares which are cancelled may not be re-issued and therefore, does not form part of the unissued share capital of the company.

Of the 171,943 E-ordinary shares which were cancelled during 2009, 138,059 E-ordinary shares were cancelled without ordinary shares being issued. E-ordinary shares are not exchanged for ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E-ordinary share as calculated in accordance with the cancellation formula.

On November 1, 2009, the first tranche of the E-ordinary shares issued to the Bokamoso ESOP and to Izingwe Holdings
(Pty) Limited (Izingwe) vested. In terms of the rules pertaining to E ordinary shares, if at the date of the vesting the cost price of the E-ordinary shares as calculated in accordance with the cancellation formula is greater than the market price on the last business day prior to the date of vesting, then the conversion of the E-ordinary shares will be deferred. In respect of the Bokamoso ESOP, vesting will be deferred until May 1, 2010 at which time the E-ordinary shares will either be exchanged for AngloGold Ashanti ordinary shares or will be cancelled without benefit, as calculated in accordance with the cancellation formula. In respect of the E-ordinary shares issued to Izingwe, and in accordance with the rule pertaining to E ordinary shares, notice was received from Izingwe deferring vesting. Izingwe has, during the period
November 1, 2009 to and including May 1, 2010 (the extended vesting period), the option to exercise its rights to exchange the E-ordinary shares for AngloGold Ashanti ordinary shares on the giving of such notice to do so, in accordance with the calculation formula. Any E-ordinary shares that are unexercised during the extended vesting period will be cancelled.

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

This summary does not contain all the information concerning the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the law of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the articles of association, the rights of holders of
AngloGold Ashanti’s ordinary shares are governed by the South African Companies Act 61 of 1973, as amended, which is referred to as the Companies Act, the South African Securities Regulation Code on Take-Overs and Mergers and the
JSE Listing Requirements. In addition, the South African Companies Act 71 of 2008, which is referred to as the 2008
Companies Act, was signed by the President of the Republic of South Africa on April 8, 2008 and will replace the
Companies Act upon its commencement, which is expected to occur during 2010. Further, the rights of holders of
AngloGold Ashanti ADSs are governed by the Deposit Agreement between AngloGold Ashanti and The Bank of New
York Mellon. See “– Share Rights, Preferences and Restrictions – The Deposit Agreement”.

The founding document of a company under the 2008 Companies Act will be the Memorandum of Incorporation, which will replace what is currently the memorandum and articles of association. The memorandum and articles of association of an existing company will continue to be effective for two years notwithstanding any conflicts between the memorandum and articles of association and the 2008 Companies Act and can continue to be effective beyond two years if there is no conflict between the memorandum and articles of association and the 2008 Companies Act.

The 2008 Companies Act provides that ordinary shares will no longer have a par or nominal value. It is expected that regulations will be passed to provide for the transition of existing par value shares to no par value shares. Such regulations are obliged to preserves the rights of the existing shareholders and provide for the company to compensate its shareholders for any loss of any such rights. Additionally, under the 2008 Companies Act, a new class of shares referred to as “unclassified shares” may be created. The rights and terms that will attach to “unclassified shares” are to be determined by the directors of a company.

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

Under the 2008 Companies Act, the Memorandum of Incorporation of a profit company must provide the company’s shareholders the right to elect a minimum of 50 percent of the company’s directors. The remaining directors may be appointed in accordance with the Memorandum of Incorporation of the company. In addition, a director may be removed by an ordinary resolution at a shareholders’ meeting. The director concerned must be given notice of the meeting and be afforded a reasonable opportunity to make a presentation on the matter either personally or by representative before a vote is taken by the shareholders. If a company’s Memorandum of Incorporation so provides, a person may be appointed to be an ex officio director as a consequence of that person holding some other office, title, designation or similar status.

The 2008 Companies Act provides that the authority of the board and its actions are not limited, negated or invalidated if the number of directors of a company falls below the minimum required by the 2008 Companies Act or the
Memorandum of Incorporation of such company. Instead, the board is obliged, within 40 business days, to convene a shareholders’ meeting to elect additional directors to bring the number of directors into compliance with the 2008
Companies Act and the Memorandum of Incorporation of such company.

Board Meetings

The directors may regulate board meetings and determine the quorum necessary for the transaction of business as they think fit. Unless otherwise determined by the directors, two directors form a quorum. Issues arising at meetings are decided by majority vote with the chairman having a second or casting vote where there are more than two directors present at the meeting.

Under the 2008 Companies Act, to the extent that the Memorandum of Incorporation does not provide otherwise, decisions can be adopted by the written consent of a majority of directors given in person or by electronic communication, provided that each director has received notice of the matter to be decided.

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

Under the 2008 Companies Act, directors’ remuneration is required to be approved, by a special resolution of shareholders within two years of the date of such remuneration.

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
Under the 2008 Companies Act, the restrictions described above will apply to a company’s directors, certain prescribed offices (the precise scope of which remains to be defined) and any person who is a member of a committee of the board of the company or of the audit committee of the company, whether or not that person is also a member of the company’s board.
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
Under the 2008 Companies Act, although directors may generally issue shares without shareholder approval, shareholder approval by way of a special resolution will, subject to certain exceptions, be required for the issue of shares (including ordinary shares), convertible securities (including share options to directors and other persons that are related to the company or to any director) or if there is an issue of shares (including ordinary shares), or convertible securities, including share options, with voting power on an as-converted basis equal to or exceeding 30 percent of the voting power of all shares of that class held by shareholders immediately prior to the transaction or series of transactions.

Under the 2008 Companies Act, directors may only issue shares for adequate consideration as determined by the board. The term “adequate consideration” is not defined under the 2008 Companies Act. The board’s determination of adequate consideration may not be challenged unless the directors have breached their standards of conduct as specified in the 2008 Companies Act. In some cases, it may not be possible to indemnify the directors for their conduct and the company may have a claim against the directors for breach of their duties as set out in the 2008 Companies
Act. When a company has received the consideration for the issuance of shares (including in AngloGold Ashanti’s case, its ordinary shares) as approved by the board, such shares will be fully paid and the company will be obliged to issue the shares and cause the name of the holder to be entered into the company’s securities registers.

The 2008 Companies Act also provides that shares can be issued for a consideration of future services, future benefits or future payment.

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
Holders of E ordinary shares are entitled to receive a dividend, equal to one-half of the dividend per ordinary share declared by AngloGold Ashanti from time to time. In addition 50 percent of the declared dividend by AngloGold Ashanti from time to time is offset against the loan value of the E ordinary shares.

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

Under the 2008 Companies Act, any dividend distributions must be approved by the board and satisfy certain solvency and liquidity tests as provided by the 2008 Companies Act.

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

The articles of association specify that if new classes of ordinary or preference shares are issued, the rights relating to any class of shares may be modified or abrogated either with the consent in writing of the holders of at least three-
fourths of the issued shares of that class, or with the sanction of a resolution passed as if it were a special resolution of the company at a separate general meeting of the holders of the shares of that class.

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

Under the 2008 Companies Act, the authorization and classification of shares, the numbers of authorized shares of each class, and the preference, rights, limitations and other terms associated with each class of shares, as set out in a company’s Memorandum of Incorporation, may be changed by amending the company’s Memorandum of Incorporation by special resolution of shareholders or, unless the Memorandum of Incorporation provides otherwise, the directors of the company may increase or decrease the number of authorized shares of any class of shares, reclassify any classified shares that have been authorized but not issued, classify any unclassified shares that have been authorized but not issued, or determine the preferences, rights, limitations or other terms of shares which are subject to the directors’
determination.

Share Premium Account and Capital Redemption Reserve Fund

AngloGold Ashanti shareholders may by ordinary resolution in a general meeting authorize the directors to distribute or deal with, in any way recommended by the directors, all or any part of the amount outstanding to the credit of any share premium account or capital redemption reserve fund of AngloGold Ashanti.

Under the 2008 Companies Act, all par value instruments will be converted to no par value and the applicable reserves will be amalgamated into the stated capital account.

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

Under the 2008 Companies Act, shareholders must be given at least 15 business days notice for all shareholder meetings, whether the meeting is held to consider ordinary or special resolutions. In addition, a company must make available to its shareholders reasonable access to electronic participation for all shareholder meetings. The 2008
Companies Act also provides that resolutions may be submitted to shareholders for consideration and voted on in writing by such shareholders within 20 business days prior notice, thereby alleviating the need to hold a formal shareholders’ meeting. This is permitted for all meetings other than annual general meetings.

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

Pursuant to the 2008 Companies Act, a shareholder may petition a South African court for relief from the actions or omissions or, business conduct of the company or the actions of the company’s directors or officers that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of the shareholder.

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
•
On January 28, 2009, AngloGold Ashanti entered into a Sale and Purchase Agreement with Newmont Mining
Corporation under which AngloGold Ashanti agreed to sell its 33.33 percent interest in the Boddington joint venture (the “Boddington Sale”) to Newmont Mining Corporation (“Newmont”). The transaction was completed on
June 26, 2009. In terms of the agreement, AngloGold Ashanti received payment of $750 million in cash during
June 2009 and a further $240 million in December 2009. In addition, AngloGold Ashanti is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of
Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty commences on July 1, 2010 and is capped at a total amount of $100 million, All refunds and reimbursements between the company and Newmont have been settled.
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
The exchange control regulations, which are administered by the Exchange Control Department of the South African
Reserve Bank (SARB), are applied throughout the Common Monetary Area and regulate transactions involving South
African residents, including natural persons and legal entities. Government officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the Minister of Finance announced that restrictions relating to offshore investments by South
African companies and individuals subject to South African exchange control would, to a limited extent, be lifted.

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

Dividends

Dividends declared to foreign stockholders are not subject to the approval by the (SARB). Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

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

A listing by a South African company on any stock exchange other than the JSE in connection with raising capital requires permission from the SARB.

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
The amount of any distribution paid in foreign currency (including the amount of any South African withholding tax thereon) generally will be includible in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the US holder, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the foreign currency is converted into US dollars on such date. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares generally will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency generally will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency generally will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.
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

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15 percent) in respect of “qualified dividend income” received in taxable years beginning before
January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period and other requirements and the non-US corporation satisfies certain requirements, including that either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-
US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. AngloGold Ashanti currently believes that dividends paid with respect to its shares and
ADSs should constitute qualified dividend income for US federal income tax purposes. AngloGold Ashanti anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual
US holder of AngloGold Ashanti shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.
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

In general, upon a sale, exchange or other disposition of shares or ADSs, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

A US holder’s tax basis in a share will generally be its US dollar cost. The US dollar cost of a share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase in the case of shares traded on an established securities market that are purchased by a cash basis US holder or an electing accrual basis US holder. The amount realized on a sale or other disposition of shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US holder will recognize US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash US holder )or an accrual basis US holder that so elects), the amount realized will be based on the exchange rate in effect between the settlement date for the sale, and no exchange gain or loss will be recognized at that time. If an accrual basis US holder makes either of the elections described above, it must be applied consistency from year to year and cannot be revoked without the consider of the IRS.

Foreign currency received on the sale or other disposition of a share will have a tax basis equal to its US dollar value on the settlement date. Any gain or loss recognized on a sale or other disposition of foreign currency (including its use to purchase shares or upon exchange for US dollars) will be US source ordinary income or loss.

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least
75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended December 31, 2009 and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences.

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
US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for
Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status
(generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-
related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10G. STATEMENT BY EXPERTS

Not applicable.

10H. DOCUMENTS ON DISPLAY

AngloGold Ashanti files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100F Street, N.E., Room 1580, Washington D.C. 20549 or by
accessing the SEC’s home page (http://www.sec.gov). You can also request copies of documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, AngloGold Ashanti’s reports and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York
10005. Copies of the documents referred to herein may also be inspected at AngloGold Ashanti’s offices by contacting
AngloGold Ashanti at 76 Jeppe Street, Newtown, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South
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

GOLD PRICE RISK MANAGEMENT ACTIVITIES

The group enters into derivatives to ensure a degree of price certainty and to guarantee minimum revenue on a portion of future planned gold sales. AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage the price of gold and other commodities, interest rate and foreign exchange, liquidity and non-performance risk, which includes credit risk that arise out of the group’s core business activities. Forward purchase and sale contracts and purchased or sold call and put options are used by the group to manage its exposure to gold price, interest rate and currency fluctuations. Gold derivative instruments are denominated in South African rands, US dollars and Australian dollars. The group is also exposed to certain by-product commodity price risk.

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
Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of net outstanding forward sales type contracts at the end of 2009 was 571kg (2008: 39,990kg). The volume of outstanding net call options sold was 120,594kg (2008: 146,542kg) and the volume of outstanding net put options sold was 27,071kg (2008: 16,963kg).
The fair value of early termination options as at December 31, 2009 amounted to $nil (December 31, 2008:
$498 million) as these options were part of the hedge buy-back effected during July 2009.
FASB ASC guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:
•
Commodity based (“normal purchase or normal sale exempt”) contracts that meet the requirements of the FASB
ASC guidance and are designated as such, are recognized in product sales when they are settled by physical delivery. They are not recorded in the financial statements between the dates that they are entered into and settled.
•
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the year was $5 million (2008: $8 million; 2007: $10 million). Of the contracts accounted for as cash flow hedges, contracts with a fair value of $37 million (2008: $123 million; 2007: $194 million), a liability at December 31, 2009 are expected to be reclassified from accumulated other comprehensive income and recognized as a reduction in product sales or as an adjustment to depreciation expense pertaining to capital expenditure during 2010.
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
The group has an established practice of actively managing its hedged commitments under changing market circumstances. As of December 31, 2009, the hedge book reflected a net delta tonnage position of 3.49 million ounces
(108 tonnes) out of a committed position of 3.90 million ounces (121 tonnes). As of December 31, 2008, the hedge book reflected a net delta tonnage position of 5.22 million ounces (162 tonnes) out of a committed position of
5.99 million ounces (187 tonnes).
The marked-to-market value of all hedge transactions making up the hedge positions as at December 31, 2009 was a liability of $2,175 million, which represents a decrease of $280 million from a liability of $2,455 million as at
December 31, 2008. This value was based on a gold price of $1,102 per ounce, exchange rates of $1 = R7.435 and
A$1 = $0.8967 and the prevailing market interest rates and volatilities at December 31, 2009. The values as at
December 31, 2008 were based on a gold price of $872 per ounce, exchange rates of $1 = R9.4550 and A$1 = $0.6947 and the prevailing market interest rates and volatilities at that date. As at December 31, 2008 such values include normal purchase normal sale exempt contracts which as discussed above are not recorded in the financial statements between the dates that they are entered into and settled.
During 2009, the Group embarked on a hedge buy-back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal sale exemption (which permits the Group to not record such amounts in its financial statements until the maturity date of the contract) under which the Group had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. As a result of the accelerated settlement of the normal sale exempted contracts, all remaining contracts scheduled to mature in later periods have been determined to not meet all of the requirements necessary for them to continue to qualify for the normal sales exemption in future periods and are being accounted for as non-hedge derivatives at fair value in the consolidated balance sheet, with changes in fair value reflected in the income statement.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Group. The valuation represents the theoretical cost of exiting all hedge contracts at the time of valuation, at market prices and rates available at that time.
The Group had the following net forward pricing commitments outstanding against future production as at December 31, 2009.
Year
2010
2011
2012
2013
2014
2015
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
*(13,534)
1,866
3,810
3,717
2,846
*(1,295)
$ per oz
*
$909
$227
$418
$477
$510
*
$5,457
Put options sold
Amount (kg)
14,801
4,603
2,659
1,882
1,882
25,827
$ per oz
$929
$623
$538
$440
$450
$764
Call options sold
Amount (kg)
33,137
24,161
25,238
17,857
21,165
902
122,460
$ per oz
$619
$554
$635
$601
$604
$670
$605
RAND GOLD
Forward contracts
Amount (kg)
*(1,244)
*(1,244)
Rand per kg
*
R 232,225
*R 232,225
Put options sold
Amount (kg)
1,244
1,244
Rand per kg
R 240,354
R 240,354
Call options sold
Amount (kg)
1,244
1,244
Rand per kg
R 262,862
R 262,862
AUD DOLLAR GOLD
Forward contracts
Amount (kg)
3,110
3,110
A$ per oz
A$646
A$646
Call options purchased
Amount (kg)
3,110
3,110
A$ per oz
A$712
A$712
**
Total net gold:
Delta (kg)
(13,582)
(24,567)
(26,855)
(20,278)
(22,383)
(817)
(108,482)
Delta (oz)
(436,666)
(789,849)
(863,406)
(651,962)
(719,638)
(26,258)
(3,487,779)
Hedge delta as a percentage of
current production levels (%)***
9%
17%
19%
14%
16%
1%
*
Represents a net long gold position and net short US Dollars/rands position resulting from both forward sales and purchases for the period.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at
December 31, 2009.
*** Weighted average percentage based on 2009 full year production of 4,599,000 ounces.
GOLD LEASE RATE SWAPS
Year
2010
Gold borrowing cost associated with forward contracts
(1)
Amount (oz)
100,000
Interest rate %
2.05
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

As at December 31, 2009, the Group had no open forward exchange or currency option contracts in its currency hedge position.

Interest rate and liquidity risk

Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The Group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the group.

Cash and loans advanced maturity profile
2009
2008
Maturity date
Currency
Fixed rate
investment
amount
Effective
rate %
Floating
rate
investment
amount
Effective
rate %
Fixed rate
investment
amount
Effective
rate %
Floating
rate
investment
amount
Effective
rate %
(million)
(million)
(million)
(million)
All less than one year
USD
506
0.29
178
0.13
166
2.48
121
1.95
ZAR
1,135
7.03
839
6.38
930
11.50
668
10.84
AUD
-
-
13
3.52
-
-
-
-
EUR
-
-
1
0.50
-
-
-
-
CAD
-
-
1
0.08
-
-
-
-
HKD
-
-
1
0.01
-
-
1
2.25
BRL
-
-
152
10.20
-
-
144
13.52
ARS
-
-
4
10.23
-
-
5
12.50
NAD
-
-
-
-
155
11.58
96
9.40

Borrowings maturity profile
Within one year
Between
one and two years
Between
Two and five years
After five years
Total
Borrowings
Amount
Effective
Rate
Borrowings
Amount
Effective
Rate
Borrowings
Amount
Effective
Rate
Borrowings
Amount
Effective
Rate
Borrowings
Amount
Currency
(million)
%
(million)
%
(million)
%
(million)
%
(million)
$
1,290
2.3
9
3.5
618
3.5
-
-
1,917
ZAR
2
9.8
2
9.8
14
9.8
240
9.8
258
BRL
3
6.1
3
6.0
5
6.0
-
-
11

Interest rate risk
Fixed for less than one year
Fixed for between one and
three years
Fixed for greater than three
years
Total
Currency
Borrowings
Amount
Effective
Rate
Borrowings
Amount
Effective
Rate
Borrowings
Amount
Effective
Rate
Borrowings
Amount
(million)
%
(million)
%
(million)
%
(million)
$
1,290
2.3
11
3.5
616
3.5
1,917
ZAR
2
9.8
5
9.8
251
9.8
258
BRL
3
6.1
5
6.0
3
6.0
11

Non-performance risk

Realization of contracts is dependent upon the counterparts’ performance. The Group has not obtained collateral or other security to support financial instruments subject to non-performance risk, but regularly monitors the credit standing of counterparts. The Group spreads its business over a number of financial and banking institutions and believes that little to no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied to each counterpart. Where possible, management puts
ISDA netting agreements in place.

The combined maximum credit exposure at the balance sheet date amounts to $335 million (2008: $571 million).
Credit risk exposure netted by counterparts amounts to $104 million (2008: $207 million). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the Group as at December 31, 2009 is as follows:
At December
31,
2009
$
283
47
Forward sales type agreements - commodity
Option contracts - commodity
Warrants on shares
5
335

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the
Group, respectively, as at December, 2009.

The table below provides a summary of the number, type and credit quality of AngloGold Ashanti's hedge counterparts.
Number of Counterparts
Type
Credit Rating (Fitch)
4 International Bank AA
10 International Bank AA-
9 International Bank A+
1 International Bank A
2 International Bank A-
1 International Bank BBB+
1 South African Bank AAA(zaf)
3 South African Bank AA(zaf)
1 South African Bank A+(zaf)
6 Brazilian Bank AAA(bra)
4 Brazilian Bank AA+(bra)
1 Brazilian Bank AA(bra)
1 Brazilian Bank A+(bra)
1 Brazilian Bank A(bra)
1 Trade Finance House Not rated
Due to the inability of a single counterpart to accept the physical delivery of gold under the terms of NPSE designated forward-contracts expiring in April through June 2008, the Group cash settled such contracts with this counterpart during that period. In 2008, the Group also reclassified all remaining outstanding contracts with this counterpart from the NPSE category to the “non-hedge derivatives” category as they no longer qualified for the exemption permitted by the FASB ASC guidance on derivatives and hedging. See “Note 5 – Cost and expenses: non-hedge derivative loss” for additional information.
The Group has not experienced and does not anticipate non-performance by any other counterparts.

Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Group’s financial instruments, as measured at December 31, 2009 and
2008, are as follows (assets (liabilities)):
December 31, 2009
December 31, 2008
Carrying
Amount
$
Fair Value
$
Carrying
Amount
$
Fair Value
$
Cash and cash equivalents 1,100 1,100 575 575
Restricted cash 65 65 44 44
Short-term debt (1,292) (1,292) (1,067) (1,048)
Long-term debt (667) (889) (873) (873)
Derivatives
(1)
(2,366) (2,366) (1,317) (2,497)
(1) Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet NPSE contracts in 2008.

The following is the fair value of the derivative assets and liabilities split by accounting designation:
December 31, 2009
Cash flow
hedge
accounted
Non-hedge
accounted
Total
Balance Sheet location
$
$
$
Assets
Forward sales type agreements - commodity
Current assets - derivatives
-
283
283
Option contracts - commodity
Current assets - derivatives
-
47
47
Total hedging contracts
-
330
330
Warrants on shares
Non-current assets - derivatives
-
5
5
Total derivatives
-
335
335
Liabilities
Forward sales type agreements - commodity
Current liabilities - derivatives
(37)
(441)
(478)
Option contracts - commodity
Current liabilities - derivatives
-
(2,034)
(2,034)
Interest rate swaps - gold
Current liabilities - derivatives
-
(13)
(13)
Total hedging contracts
(37)
(2,488)
(2,525)
Embedded derivatives
Non-current liabilities - derivatives
-
(1)
(1)
Option component of convertible bonds
Non-current liabilities - derivatives
-
(175)
(175)
Total derivatives
(37)
(2,664)
(2,701)

The following is the fair value of the derivative assets and liabilities split by accounting designation:
December 31, 2008
Normal
sale
exempted
(1)
Cash flow
hedge
accounted
Non-
hedge
accounted
Total
Balance Sheet location
$
$
$
$
Assets
Forward sales type agreements -
commodity
Current assets - derivatives
-
-
468
468
Option contracts - commodity
Current assets - derivatives
-
-
56
56
Forward sales agreements - currency
Current assets - derivatives
-
-
25
25
Option contracts - currency
Current assets - derivatives
-
-
6
6
Interest rate swaps - gold
Current assets - derivatives
-
-
15
15
Total hedging contracts
-
-
570
570
Warrants on shares
Non-current assets -
derivatives
-
-
1
1
Total derivatives
-
-
571
571
Liabilities
Forward sales type agreements -
commodity
Non-current liabilities -
derivatives
-
(25)
(105)
(130)
Forward sales agreements - commodity
Current liabilities - derivatives
(622)
(121)
(311)
(1,054)
Option contracts - commodity
Current liabilities - derivatives
(534)
-
(1,311)
(1,845)
Forward sales agreements - currency
Current liabilities - derivatives
-
(1)
(9)
(10)
Option contracts - currency
Current liabilities - derivatives
-
-
(5)
(5)
Interest rate swaps - gold
Current liabilities - derivatives
(24)
-
-
(24)
Total derivatives
(1,180)
(147)
(1,741)
(3,068)
(1)
NPSE exempted contracts not reported on balance sheet.
The derivative assets (liabilities) are stated after taking into consideration the impact of credit risk adjustment totaling
$150 million as of December 31, 2009 (2008: $227 million).
Non-hedge derivative gain/(loss) recognized
Year ended December 31, 2009
Location of gain/(loss) in income statement
$
Realized
Forward sales type agreements - commodity
Non-hedge derivative gain/(loss)
(535)
(1)
Option contracts - commodity
Non-hedge derivative gain/(loss)
(144)
(1)
Forward sales agreements - currency
Non-hedge derivative gain/(loss)
107
Option contracts - currency
Non-hedge derivative gain/(loss)
12
Interest rate swaps - gold
Non-hedge derivative gain/(loss)
16
(544)
Unrealized
Forward sales type agreements - commodity
Non-hedge derivative gain/(loss)
(188)
(2)
Option contracts - commodity
Non-hedge derivative gain/(loss)
(648)
(2
Forward sales agreements - currency
Non-hedge derivative gain/(loss)
(15)
Option contracts - currency
Non-hedge derivative gain/(loss)
(3)
Interest rate swaps - gold
Non-hedge derivative gain/(loss)
(25)
(2)
Option component of convertible bonds
Non-hedge derivative gain/(loss)
(33)
Embedded derivatives
Non-hedge derivative gain/(loss)
(1)
Warrants on shares
Non-hedge derivative gain/(loss)
5
(908)
Loss on non-hedge derivatives
(1,452)
(1)
Includes $580 million loss related to accelerated settlement of contracts previously designated as NPSE.
(2)
Includes $556 million loss related to re-designation of contracts formally qualifying for the NPSE designation.

Other comprehensive income
Year ended December 31, 2009
Cash flow
hedges, before
tax
$
Cash flow hedges removed from
equity, before tax
$
Hedge ineffectiveness, before tax
$
Gain/(loss)
recognized in
accumulated
other
comprehensive
income
(effective
portion)
Location of
(gain)/loss
reclassified from
accumulated
other
comprehensive
income into
income (effective
portion)
Amount of
(gain)/loss
reclassified from
accumulated
other
comprehensive
income into
income (effective
portion)
Location of
(gain)/loss recognized
in income
(ineffective portion)
Amount of
(gain)/loss
recognized
in income
(ineffective
portion)
Forward sales type
agreements -
commodity
(16) Product sales 137
Non-hedge derivatives
gain/(loss) 5
Forward sales
agreements -
currency
(1) Depreciation -
Non-hedge derivatives
gain/(loss) -
(17) 137 5
Other comprehensive income
Accumulated other
comprehensive
income as of
January 1, 2009
Changes in fair value
recognized in 2009
Reclassification
adjustments
Accumulated other
comprehensive income
as of December 31, 2009
$
$
$
$
Derivatives designated as:
Gold sales (178) (16) 142 (52)
Capital expenditure (2) (2) 1
(3)
Before tax totals (180) (18) 143 (55)
(1)
After tax totals (112) (13) 103 (22)
Accumulated other
comprehensive
income as of
January 1, 2008
Changes in fair value
recognized in 2008
Reclassification
adjustments
Accumulated other
comprehensive income
as of December 31, 2008
$
$
$
$
Derivatives designated as:
Gold sales (312) (87) 221 (178)
Capital expenditure - (2) -
(2)
Before tax totals (312) (89) 221 (180)
(1)
After tax totals (216) (61) 165 (112)
(1)
Includes cumulative net translations differences of $18 million (2008: $33 million) resulting from the revaluation and settlement of non-US dollar denominated cash flow hedge contracts.

Maturity profile of on-balance sheet derivatives, at carrying value
2009
Total
$
Assets
$
Liabilities
$
Amounts to mature within twelve months of balance sheet date (2,195) 330 (2,525)
Amounts maturing between one and two years 5 5 -
Amounts maturing between two and five years (175) - (175)
Amounts to mature thereafter (1) - (1)
Total (2,366) 335 (2,701)
2008
Total
$
Assets
$
Liabilities
$
Amounts to mature within twelve months of balance sheet date (1,187) 571 (1,758)
Amounts maturing between one and two years (49) - (49)
Amounts maturing between two and five years (81) - (81)
Total (1,317) 571 (1,888)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and short-term debt
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Long-term debt
The fair value of the convertible bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.
Derivatives
The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market prices and credit risk for the contracts at December 31, 2009 and 2008. The Group uses the Black-Scholes option pricing formula to value option contracts. The amounts disclosed in 2008 include those contracts accounted for as normal purchase and sale exemption derivatives.
Sensitivity analysis

Derivatives

A principal part of the Group's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors, including commodity prices, foreign exchange rates and interest rates under varying scenarios.
Additionally the Group’s management of risk is to monitor the sensitivity of the convertible bonds to changes in AngloGold
Ashanti Limited’s share price and warrants on shares.

The following table discloses the approximate sensitivities, in US dollars, of the fair value of the hedge book, warrants on shares and the convertible bonds to key underlying factors at December 31, 2009 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

The table sets out the impact on the fair value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from January 1, 2010. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.

2009
Change in
underlying
factor (+)
Cash flow
hedge
accounted
Non-hedge
accounted
Total
change in
fair value
$ $ $
Hedge book
Currency (R/$) Spot(+R1) - 2 2
Currency (A$/$) Spot(+A$0.25)
-
2 2
Gold price ($/oz) Spot(+$250) (12) (903) (915)
USD interest rate (%) IR(+0.1%) - (4) (4)
Gold interest rate (%) IR(+0.1%) - 11 11
Convertible bonds
AngloGold Ashanti Limited share price (US$) Spot (+$1)
-
(9) (9)
Warrants on shares
B2Gold Corporation share price (C$)
Spot (+C$0.1)
-
1
1
2009
Change in
underlying
factor (-)
Cash flow
hedge
accounted
Non-hedge
accounted
Total
change in
fair value
$ $ $
Hedge book
Currency (R/$) Spot(-R1) - (6) (6)
Currency (A$/$) Spot(-A$0.25) - (2) (2)
Gold price ($/oz) Spot(-$250) 12 789 801
USD interest rate (%) IR(-0.1%) - 4 4
Gold interest rate (%) IR(-0.1%) - (11) (11)
Convertible bonds
AngloGold Ashanti Limited share price (US$) Spot (-$1)
-
9 9
Warrants on shares
B2Gold Corporation share price (C$)
Spot (-C$0.1)
-
(1) (1)
IR represents interest rate.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.   Debt Securities

           Not applicable

12B.    Warrants and Rights

            Not applicable

12C.    Other Securities

            Not applicable

12D.     American Depositary Shares

12D.3 Depositary Fees and Charges

AngloGold Ashanti’s American Depositary Shares, or ADSs, each representing one of AngloGold Ashanti’s ordinary shares, are traded on the New York Stock Exchange under the symbol “AU.” The ADSs are evidenced by American
Depositary Receipts, or ADRs, issued by The Bank of New York Mellon, as Depositary under the Amended and
Restated Deposit Agreement dated as of June 3, 2008, among AngloGold Ashanti Limited, The Bank of New York
Mellon and owners and beneficial owners of from time to time of ADRs. ADS holders may have to pay the following service fees to the Depositary:
Service
Fees (USD)
Issuance of ADSs
Up to 5 cents per
ADS
(1)
Cancellation of ADSs
Up to 5 cents per
ADS
(1)
Distribution of cash dividends or other cash distributions
Up to 2 cents per
ADS
(2)
Distribution of securities pursuant to
•
(i) stock dividends, free stock distributions or
•
(ii) exercises of rights to purchase additional ADSs
Up to 5 cents per
ADS
(2)
ADR Depositary Services fee
Up to 2 cents per
year
(2)
(1)
These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly-issued
ADSs from the Depositary and by the brokers on behalf of their clients delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.
(2)
In practice, the Depositary has not collected these fees. If collected, such fees are offset against the related distribution made to the ADR holder.
In addition, ADS holders are responsible for certain fees and expenses incurred by the Depositary on their behalf including (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of ordinary shares generally on the share register and applicable to transfers of ordinary shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals, and (3) such cable, telex and facsimile transmission expenses as are expressly incurred by the Depositary in the conversion of foreign currency.

Fees and other charges payable by the Depositary, any of the Depositary’s agents, including the Custodian, or the agents of the Depositary’s agents in connection with the servicing of Shares or other Deposited Securities, shall be collected at the sole discretion of the Depositary by billing such owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions.

For further information, refer to “Item 10.B – The Deposit Agreement”.

12D.4 Depositary Payments for 2009

For the year ended December 31, 2009, The Bank of New York Mellon, as Depositary, has agreed to reimburse
AngloGold Ashanti an amount of $1,208,174 mainly for contributions towards the company’s investor relations activities
(including investor meetings, conferences and fees of investor relations service vendors). Included in this amount is an amount of $572,223 in respect of investor relations activities carried out in 2008.

PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS
None.

ITEM 15: CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures: As of December 31, 2009 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief
Financial Officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended (“the
Exchange Act”). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer,
as appropriate to allow timely decisions regarding disclosure.

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

(c)
Changes in Internal Control over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange
Act Rule 13a – 15 during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

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
Srinivasan Venkatakrishnan
Chief Executive Officer
Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The board of directors and stockholders of AngloGold Ashanti Limited
We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AngloGold Ashanti Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States), the 2009 consolidated financial statements of AngloGold Ashanti Limited and our report dated April 19, 2010 expressed an unqualified opinion thereon.

Ernst & Young Inc.
Registered Auditor

Johannesburg, Republic of South Africa
April 19, 2010

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Membership of the audit and corporate governance committee, including its chairman, comprises only independent non-
executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of the King III Code, which became effective in March 2010, and the requirements of Companies Act 71, of 2008, which is expected to become effective during 2010. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee's chairman, Prof Wiseman Nkuhlu is the audit and corporate governance committee's financial expert. All three members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.

The committee is guided by its terms of reference. The mandate as delegated by the board is ensuring integrity of financial reporting and adequacy of governance, internal control and risk management policies and processes throughout the group.
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

The whistle-blowing policy applies to all companies in the AngloGold Ashanti group and provides a channel for shareholders, employees and the general public to report acts and practices that are in conflict with the company’s business principles, unlawful, financial malpractice or dangers to the public or the environment. Reports are made through several mediums including the intranet, internet, telephone, fax and post. An initiative is being undertaken to also implement short messaging system (sms) as a medium for reporting. All reports made in terms of the whistle-
blowing policy are administered by a third party, Tip-Offs Anonymous, to ensure confidentiality and independence of the process. Reported cases are relayed to management through internal audit. A report is provided to the Executive
Committee and the Audit and Corporate Governance Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The process encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or, if unresolved, they should then report these through the whistle-blowing line or directly to internal audit or the legal department.

In addition, the company has adopted a disclosures policy, the objective of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders, including investors (and potential investors), regulators and analysts.

Each code of ethics, whistle blowing and disclosure policy is available on the company’s website
http://www.anglogoldashanti.co.za/About/Gov+Policies.htm. Each code of ethics and disclosure policy is also available on request from the company secretary.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended December 31, 2009 for which audited financial statements appear in this annual report on
Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young
Inc. to AngloGold Ashanti in 2009 and 2008.
2009
2008
(in millions)
$
$
Audit Fees
(1)
5.80 5.67
Audit-related Fees
(2)
1.77 1.30
Tax Fees
(3)
0.40 0.45
Total 7.97 7.42
Rounding may result in computational differences.
(1)
The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC. Included in the Audit Fees for 2009 and 2008 are fees paid to the external auditors in respect of SOX, which was implemented in 2006.
(2)
Audit-related Fees consist of fees billed for assurance and related services and include consultations concerning financial accounting and reporting standard, comfort letters and consents.
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

The audit and corporate governance committee has delegated the approval authority to the chairman of the committee,
Prof Wiseman Nkuhlu or his designated official. The approval may take the form of a written or oral instruction, and in the case of an oral instruction this would be ratified at the next audit and corporate governance committee meeting. On a quarterly basis a summary of all approvals and work to date is tabled at the audit and corporate governance committee meeting.

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2009 were reviewed and approved according to the procedures above. None of the services provided during
2009 were approved under the de minimis exception allowed under the Exchange Act.

No work was performed by persons other than the principal accountant’s employees in respect of the audit of AngloGold
Ashanti’s financial statements for 2009.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2009.
ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

The following is a summary of the significant ways in which AngloGold Ashanti’s corporate governance practices differ from those followed by US domestic companies under the New York Stock Exchange’s corporate governance listing standards (the “NYSE listing standards”).

The NYSE listing standards require the appointment of a Nominations Committee to oversee the appointment of new directors to the board, and that such committee be comprised solely of independent directors. The JSE Listing
Requirements also require the appointment of such a committee, but require that it be comprised solely of non-executive directors, the majority of whom must be independent. The company has appointed a Nominations Committee of the board. The nominations committee’s membership comprises only of non-executive board members, all of whom are independent, as defined in the JSE Listing Requirements, and is chaired by the independent chairman of the board.

The NYSE listing standards require that a majority of the board to be comprised of independent directors, as such term is defined in the NYSE listing standards, and that the remunerations committee of the board be fully independent. In previous years, AngloGold Ashanti did not comply with these standards as the JSE Listing Requirements did not have similar standards. However, since May 6, 2008, the board comprises of a majority of independent directors, as defined in the JSE Listing Requirements, and the remuneration committee of the board is fully independent.

PART III
ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The board of directors and stockholders of AngloGold Ashanti Limited
We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the “Company”) as of
December 31, 2009 and 2008 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
The financial statements of Société d'Exploitation des Mines d'Or de Sadiola S.A. (“Sadiola”), a corporation in which the Company has a 41 percent (December 31, 2008: 38 percent) interest, have been audited by other auditors for the year ended December 31, 2008 and for the period then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Sadiola, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Sadiola is stated
at $97 million at December 31, 2008, and the Company’s equity in net loss is stated at $52 million for the year then ended.
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
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States), the effectiveness of AngloGold Ashanti Limited’s internal control over financial reporting as of December 31,
2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission and our report dated April 19, 2010 expressed an unqualified opinion thereon.
As discussed in note 2 to the consolidated financial statements, in 2007 the Company adopted the guidance originally issued in Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income
Taxes (codified in FASB ASC Topic 740, Income Taxes), and accordingly has evaluated all tax positions and has made sufficient provision and disclosure.
Ernst & Young Inc.
Registered Auditor
Johannesburg, Republic of South Africa
April 19, 2010

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of
Societe d’Exploitation des Mines d’Or de Sadiola S.A. as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Inc.
Registered Auditor
Bloemfontein, South Africa
May 4, 2009

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of income
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007
(In millions, except share and per share information)
2009
2008
2007
Notes
$
$
$
Sales and other income
3,954 3,730 3,095
Product sales
3,784 3,655 3,048
Interest, dividends and other
170 75 47
Costs and expenses
4,852 4,103 3,806
Production costs 2,229 2,159 1,917
Exploration costs 150 126 117
Related party transactions 6 (18) (10) (16)
General and administrative 158 136 130
Royalties 84 78 70
Market development costs 10 13 16
Depreciation, depletion and amortization 615 615 655
Impairment of assets 5 8 670 1
Interest expense 5 123 72 75
Accretion expense 5 17 22 20
Employment severance costs 5 14 9 19
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other 5 10 (64) 10
Non-hedge derivative loss 5 1,452 258 808
Other operating items 5 - 19 (16)
Loss from continuing operations before income tax and equity income in affiliates
(898) (373) (711)
Taxation benefit/(expense)
7 33 (22) (118)
Equity income/(loss) in affiliates
88 (149) 41
Net loss from continuing operations
(777) (544) (788)
Discontinued operations 8 - 23 2
Net loss
(777) (521) (786)
Less: Net income attributable to noncontrolling interests
(48) (42) (28)
Net loss - attributable to AngloGold Ashanti
(825) (563) (814)
Net loss - attributable to AngloGold Ashanti
Loss from continuing operations
(825) (586) (816)
Discontinued operations
- 23 2
(825) (563) (814)
(Loss)/earnings per share attributable to AngloGold Ashanti common stockholders: (cents)
From continuing operations
9
Ordinary shares (230) (186) (293)
E Ordinary shares (115) (93) (146)
Ordinary shares - diluted
(230) (186) (293)
E Ordinary shares - diluted
(115) (93) (146)
Discontinued operations
9
Ordinary shares - 7 1
E Ordinary shares

Ordinary shares - diluted
- 7 1
E Ordinary shares - diluted

Net loss
9
Ordinary shares
(230) (179) (292)
E Ordinary shares
(115) (89) (146)
Ordinary shares - diluted
(230) (179) (292)
E Ordinary shares - diluted
(115) (89) (146)
Weighted average number of shares used in computation
9
Ordinary shares 357,355,126 313,157,584 277,337,292
E Ordinary shares - basic and diluted
3,873,169 4,046,364 4,117,815
Ordinary shares - diluted
357,355,126 313,157,584 277,337,292
Dividend paid per ordinary share (cents)
13 13 44
Dividend paid per E ordinary share (cents)
7 7 22
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated balance sheets
AT DECEMBER 31, 2009 and 2008
(In millions, except share information)
2009
2008
Notes
$
$
ASSETS
Current Assets
2,811 2,947
Cash and cash equivalents 1,100 575
Restricted cash 10 65 44
Receivables 206 224
Trade 11 45 39
Recoverable taxes, rebates, levies and duties 82 64
Related parties 5 4
Other 11 74 117
Inventories 12 663 552
Materials on the leach pad 12 40 49
Derivatives 25 330 571
Deferred taxation assets 7 333 150
Assets held for sale 17 74 782
Property, plant and equipment, net
13
5,454 4,765
Acquired properties, net
14
831 814
Goodwill
15
162 132
Other intangibles, net
15
18 20
Derivatives
25
5 -
Other long-term inventory
12
26 40
Materials on the leach pad
12
324 261
Other long-term assets
16
969 421
Deferred taxation assets
7
62 51
Total assets
10,662 9,451
LIABILITIES AND EQUITY
Current liabilities
4,475 3,458
Trade accounts payable 340 314
Payroll and related benefits 147 92
Other current liabilities 18 120 157
Derivatives 25 2,525 1,758
Short-term debt 20 1,292 1,067
Tax payable 42 28
Liabilities held for sale 17 9 42
Other non-current liabilities
19
163 117
Long-term debt
20
667 873
Derivatives
25
176 130
Deferred taxation liabilities
7
1,171 1,008
Provision for environmental rehabilitation
5 / 21
385 302
Provision for labor, civil, compensation claims and settlements
33 31
Provision for pension and other post-retirement medical benefits
27
147 126
Commitments and contingencies
22
- -
Equity
23
3,445 3,406
Common stock
600,000,000 (2008 - 400,000,000) authorized common stock of 25 ZAR cents each
Stock issued 2009 - 362,240,669 (2008 - 353,483,410) 12 12
Additional paid in capital 7,836 7,502
Accumulated deficit (3,914) (3,044)
Accumulated other comprehensive income (654) (1,148)
Other reserves 37 -
Total AngloGold Ashanti stockholders' equity 3,317 3,322
Noncontrolling interests 128 84
Total liabilities and equity
10,662 9,451
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of cash flows
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007
(In millions)
2009
2008
2007
Notes
$
$
$
Net cash provided by operating activities
443 64 561
Net loss (777) (521) (786)
Reconciled to net cash provided by operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other 18 (64) 14
Depreciation, depletion and amortization 615 615 655
Impairment of assets 8 670 1
Deferred taxation (199) (72) (73)
Cash utilized for hedge book settlements (797) (1,113) -
Movement in non-hedge derivatives 1,689 511 802
Equity (income)/loss in affiliates (88) 149 (41)
Dividends received from affiliates 101 78 65
Other non cash items (125) 27 6
Net increase in provision for environmental rehabilitation,
pension and other post-retirement medical benefits 19 24 90
Effect of changes in operating working capital items:
Receivables (44) (7) (77)
Inventories (169) (131) (240)
Accounts payable and other current liabilities 192 (101) 147
Net cash provided by continuing operations 443 65 563
Net cash used in discontinued operations - (1) (2)
Net cash used in investing activities
(268) (1,593) (1,031)
Acquisition of assets - - (40)
Increase in non-current investments (89) (93) (27)
Affiliates and equity accounted joint ventures acquired (354) - -
Proceeds on disposal of affiliate - 48 -
Affiliates loans advanced (2) (4) -
Affiliates loans repaid - 4 -
Additions to property, plant and equipment (1,019) (1,194) (1,015)
Proceeds on sale of mining assets 1,142 39 29
Proceeds on sale of discontinued assets - 10 1
Proceeds on sale of available for sale investments 2 4 4
Proceeds on redemption of held to maturity investments 79 84 21
Dividends from available for sale investments - - 2
Cash outflows from derivatives purchased (18) (485) -
Cash inflows from derivatives purchased - - 19
Loans receivable advanced - - (1)
Loans receivable repaid 1 - 1
Change in restricted cash (10) (6) (25)
Net cash generated by financing activities
303 1,715 462
Short-term debt repaid (1,867) (298) (520)
Short-term debt raised 1,014 110 318
Issuance of stock 306 1,722 34
Share issue expenses (11) (54) -
Long-term debt repaid (864) (316) -
Long-term debt raised 1,760 743 525
Debt issue costs (14) - -
Cash outflows from derivatives with financing - (134) -
Cash inflows from derivatives with financing 35 - 249
Dividends paid to common stockholders (45) (41) (125)
Dividends paid to noncontrolling interests (11) (17) (19)
Net increase/(decrease) in cash and cash equivalents
478 186 (8)
Effect of exchange rate changes on cash
47 (88) 14
Cash and cash equivalents - January 1,
575 477 471
Cash and cash equivalents - December 31,
1,100 575 477
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of stockholders’ equity
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007
(In millions, except share information)
AngloGold Ashanti stockholders
Common
Common
stock
Additional paid
in capital
Accumulated other
comprehensive
income*
Accumulated
deficit
Other
reserves
Noncontrolling
interests
Total
stock
$
$
$
$
$
$
$
Balance - January 1, 2007
275,307,563 10 5,539 (765) (1,476) 61 3,369
Net (loss)/income (814) 28 (786)
Cumulative FIN 48 adjustment. Refer to Note 2.
(25) (25)
Translation gain
93 2 95
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax
200 2 202
Net loss on cash flow hedges, net of tax (166) (2) (168)
Hedge ineffectiveness on cash flow hedges, net of tax 10 10
Net gain on available-for-sale financial assets arising during the period, net of tax
3 3
Other comprehensive income 117
Comprehensive loss
(669)
Acquisition of noncontrolling interests in Iduapriem and Teberebie mines
(9) (9)
Stock issues as part of Share Incentive Scheme 1,181,882 - 37 37
Stock issues in exchange for E Ordinary shares cancelled 8,026 - 2 2
Stock issues transferred from Employee Share Ownership Plan to exiting employees
46,590 - 2 2
Stock based compensation expense
27 27
Dividends
(125) (19) (144)
Balance - December 31, 2007
276,544,061 10 5,607 (625) (2,440) 63 2,615
Net (loss)/income
(563) 42 (521)
Translation loss (597) (8) (605)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax 157 3 160
Net loss on cash flow hedges, net of tax (61) (61)
Hedge ineffectiveness on cash flow hedges, net of tax 8 8
Net loss on available-for-sale financial assets arising during the period, net of tax (29) (29)
Release on disposal of available-for-sale financial assets during the period, net of tax (1) (1)
Other comprehensive loss (528)
Comprehensive loss (1,049)
Acquisition of subsidiary 1 1
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
Dividends (41) (17) (58)
Balance - December 31, 2008
352,627,761 12 7,502 (1,148) (3,044) 84 3,406
Net (loss)/income
(825) 48 (777)
Translation gain 320 6 326
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax
97 1 98
Net loss on cash flow hedges, net of tax
(12) (12)
Hedge ineffectiveness on cash flow hedges, net of tax
5 5
Net gain on available-for-sale financial assets arising during the period, net of tax 72 72
Realized loss in earnings on available-for-sale financial assets during the period, net of tax 12 12
Other comprehensive
income
501
Comprehensive loss
(276)
Share of capital transaction at equity accounted joint venture
37 37
Stock issues as part of equity offering 7,624,162 - 280 280
Stock issues as part of Share Incentive Scheme 1,131,916 - 25 25
Stock issues in exchange for E Ordinary shares cancelled 1,181 - 3 3
Stock issues transferred from Employee Share Ownership Plan to exiting employees 189,787 - 7 7
Stock based compensation expense 19 19
Dividends (45) (11) (56)
Balance - December 31, 2009
361,574,807 12 7,836 (654) (3,914) 37 128 3,445
*
The cumulative translation loss included in accumulated other comprehensive income amounted to $765 million (2008: $1,085 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $33 million (2008: $68 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $22 million (2008: $112 million). The cumulative gain, net of deferred taxation of $3 million (2008: $1 million), included in accumulated other comprehensive income in respect of available for sale financial assets amounted to $69 million (2008: $15 million loss). The cumulative gain included in accumulated other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2008: $64 million). This gain is offset by $64 million (2008: $64 million) arising from translation of net investments in foreign entities.
As at December 31, 2009 and 2008, $254 million and $453 million, respectively, of retained earnings arising from the Company's equity accounted joint ventures and certain subsidiaries may not be remitted without third-party shareholder consent.
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007
(In millions, except share and per share information)
1.
NATURE OF OPERATIONS
AngloGold Ashanti Limited (the "Company"), as it conducts business today, was formed on April 26, 2004 following the Business Combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti).
AngloGold, formerly Vaal Reefs Exploration and Mining Company Limited, was incorporated in South Africa on
May 29, 1944 and Ashanti was incorporated in Ghana on August 19, 1974. The Company conducts gold-mining operations in the following regions: Southern Africa (South Africa and Namibia); Continental Africa (Ghana, Guinea,
Mali and Tanzania); Australasia (Australia); North America (United States of America) and South America (Argentina
and Brazil). The Company also produces as by-product: silver, uranium oxide and sulfuric acid.
2.
ACCOUNTING CHANGES
Decreases in ownership of a subsidiary
In January 2010, the Financial Accounting Standards Board (“FASB”) updated the Accounting Standards Codification
(“the Codification” or “ASC”) guidance for decreases in ownership of a subsidiary to include additional disclosures required upon deconsolidation of a subsidiary. The amendments are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and should be applied retrospectively to the first period in which the guidance on noncontrolling interests is adopted. The adoption had no impact on the Company’s financial statements.
The accounting standards codification
In June 2009, the FASB established the accounting standards codification to become the source of authoritative U.S.
GAAP. The codification will supersede all non-SEC accounting and reporting standards. It is effective for interim and annual periods ending after September 15, 2009. The adoption had no impact on the Company’s financial statements, other than the references to authoritative U.S. GAAP.
Subsequent events
In May 2009, the FASB updated the ASC guidance for subsequent events to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB amended the ASC guidance for subsequent events. As a result,
SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements. This change for SEC registrants is effective immediately. The adoption had no impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
ACCOUNTING CHANGES (continued)
Recognition and presentation of other-than-temporary impairments
In April 2009, the FASB updated the ASC guidance for recognition and presentation of other-than-temporary impairments which: (i) clarifies the factors that should be considered when determining whether a debt security is other than temporarily impaired, (ii) provides guidance on the amount recognized of an other-than-temporary impairment and
(iii) expands the disclosures required. It is effective for interim and annual reporting periods ending after June 15, 2009.
See Note 16 for additional information.
Interim disclosures about fair value of financial instruments
In April 2009, the FASB updated the ASC guidance for interim disclosures about fair value of financial instruments which requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. It is effective for interim reporting periods ending after June 15, 2009. Except for presentation changes, the adoption had no impact on the Company’s financial statements.
Assets and liabilities from contingencies in business combinations
In April 2009, the FASB updated the ASC guidance for accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The guidance addresses issues raised on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. It is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Company adopted the provisions to be applied to all future business combinations.
Equity method investment
In November 2008, The Emerging Issues Task Force (“EITF”) reached consensus on equity method investment accounting considerations, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. It provides guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee’s issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. It is effective for the Company’s fiscal year beginning January 1, 2009 and has been applied prospectively. The adoption had no impact on the Company’s financial statements
.
Instrument indexed to own stock
In June 2008, the EITF reached a consensus on determining whether an instrument (or an embedded feature) is indexed to an entity’s own stock. The consensus was reached on the following three issues
:
•    How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
•    How the currency in which the strike price of an equity-linked financial instrument is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.
•    How an issuer should account for market-based employee stock option valuation instruments.
It is effective for the Company’s fiscal year beginning January 1, 2009. The adoption had no impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
ACCOUNTING CHANGES (continued)
Participating securities
In June 2008, the FASB updated the ASC guidance for determining whether instruments granted in share-based payment transactions are participating securities, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. Under the guidance unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.
It is effective for the Company’s fiscal year beginning January 1, 2009. The adoption of had no impact on the
Company’s financial statements.
Convertible debt instruments
In May 2008, the FASB updated the ASC guidance for accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), which addresses the accounting for convertible debt securities that may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative. It is effective for the Company’s fiscal year beginning January 1, 2009. The adoption had no impact on the Company’s financial statements.
Useful life of intangible assets
In April 2008, the FASB updated the ASC guidance for determination of the useful life of intangible assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and remove the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions. Instead, it requires an entity to consider its own historical experience in renewing similar arrangements. It is effective for the
Company’s fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The adoption had no impact on the Company’s financial statements.
Derivative instruments
In March 2008, the FASB updated the ASC guidance for disclosures about derivative instruments and hedging activities. The guidance requires entities to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The Company adopted these provisions on January 1, 2009. Except for presentation changes, the adoption had no impact on the Company’s financial statements. See Note 25 for additional information
.
Noncontrolling interests
In December 2007, the FASB updated the ASC guidance for noncontrolling interests in consolidated financial statements to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The
Company adopted the provisions on January 1, 2009. Except for presentation changes, the adoption had no impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
ACCOUNTING CHANGES (continued)
Business combinations
In December 2007, the FASB updated the ASC guidance for business combinations, which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. The Company adopted the provisions on January 1, 2009 to be applied to all future business combinations
.
Post-retirement benefit plan assets
In December 2008, the FASB updated the ASC guidance for employers’ disclosures about post-retirement benefit plan assets, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. It requires more detailed disclosures about employers’ plan assets, including employers’
investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. The Company early adopted the provisions as of December
31, 2008. The adoption did not have a material impact on the Company’s financial statements.
Disclosures about credit derivatives and certain guarantees
In September 2008, the FASB updated the ASC guidance for disclosures about credit derivatives and certain guarantees, which requires disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument to provide certain disclosures for each credit derivative for each statement of financial position presented. It also requires an additional disclosure about the current status of the payment/performance risk of a guarantee. The
Company does not have any credit derivatives. The Company adopted the disclosure requirements with regards to guarantees as of December 31, 2008.
Employee benefit plans
In September 2006, the FASB updated the ASC guidance for employers’ accounting for defined benefit pension and other post-retirement plans. The adoption of its requirement to measure the plan assets and benefit obligations as of
December 31, 2008 did not have a material impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
ACCOUNTING CHANGES (continued)
Fair value measurements
The Company adopted the FASB ASC guidance for fair value measurements for financial assets and financial liabilities on January 1, 2008.
It provided enhanced guidance for using fair value to measure assets and liabilities. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. It also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. Refer to Note 24.
In February 2008, the FASB issued an update to the ASC guidance which provided a one year deferral until January 1,
2009 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value on a recurring basis (at least annually). The Company adopted the provisions on January 1, 2009.
In October 2008, the ASC guidance was updated for determining the fair value of a financial asset when the market for that asset is not active. The intent of this update was to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is not active. It is effective as of the issuance date and has not affected the valuation of the Company’s financial assets.
In April 2009, the ASC guidance was updated for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate when a transaction is not orderly. It provides additional guidance for estimating fair value when the volume and level of activity have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. It is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. The adoption had no impact on the Company’s financial statements.
In August 2009, the ASC guidance was updated to clarify how entities should estimate the fair value of liabilities. It provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The amended guidance on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 28,
2009. The adoption had no impact on the Company’s financial statements.
Uncertain taxes
The Company adopted the FASB ASC guidance for accounting for uncertainty in income taxes on January 1, 2007 and recorded an opening adjustment of $25 million against opening accumulated deficit on adoption. The guidance prescribes a comprehensive model for the financial statement recognition, measurement presentation and disclosure of tax positions taken or expected to be taken in income tax returns. It also provides guidance on derecognition and classification and recognition of interest and penalties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS
2009 acquisitions
The Company made the following acquisitions during the year:
•     Acquisition of an effective 45 percent interest in the Kibali gold project
With effect from December 22, 2009, AngloGold Ashanti and Randgold Resources Limited (“Randgold”) each hold an effective 45 percent interest in the Kibali gold project (formerly the Moto gold project), while L’Office des Mines
d’Or de Kilo-Moto (“OKIMO”), a Congolese parastatal, holds the remaining 10 percent stake, thereby maintaining the continued vested interest of the Government of the Democratic Republic of the Congo (“the DRC”) in the Kibali
gold project.

The purchase price for the acquisition of AngloGold Ashanti’s initial interest of 35 percent in the Kibali gold project was funded by an offering of 7,624,162 ordinary shares at an issue price of $37.25 per ADS (or R288.32 per ordinary share) which represented an approximate 3 percent discount to the closing price of its ADS on the NYSE on August 31, 2009. The offering closed on September 8, 2009 and AngloGold Ashanti received total gross proceeds, before underwriting discounts and expenses, of approximately $284 million. Total consideration for the effective 45 percent interest acquired in the Kibali gold project amounted to $345 million.
•     Acquisition of an additional interest in Sadiola
On December 29, 2009, AngloGold Ashanti, together with IAMGOLD Corporation purchased from the International
Finance Corporation (“IFC”), the IFC’s 6 percent stake in Société d’Exploitation des Mines d’or de Sadiola
(“SEMOS”), which owns the Sadiola Gold Mine for $12 million (AngloGold Ashanti’s share being $6 million) to be followed by contingent payments not exceeding $3 million (of which AngloGold Ashanti’s share is $1.5 million).
This transaction has resulted in AngloGold Ashanti and IAMGOLD each increasing their respective interest in
Sadiola from 38 percent to 41 percent. In addition, AngloGold Ashanti and IAMGOLD have extended an offer to the Government of the Republic of Mali to take up its proportionate entitlement of 19.15 percent of the 6 percent sale interest, by acquiring an equal 0.574 percent interest in SEMOS from each. The Government of the Republic of Mali has advised the parties that they expect to confirm their intention by the end of June 2010.
2009 disposals
The Company’s disposals during the year included:
•     Disposal of Boddington Gold Mine
On January 28, 2009, AngloGold Ashanti announced that it had agreed to sell its 33.33 percent interest in the
Boddington Gold Mine to Newmont Mining Corporation (“Newmont”). The transaction was completed on
June 26, 2009.

In terms of the agreement, the Company received payment of $750 million in cash during June 2009 and a further
$240 million in December 2009. In addition, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty commences on July 1, 2010 and is capped at a total amount of $100 million. All refunds and reimbursements between the Company and Newmont have been settled.
•     Disposal of Tau Lekoa
On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell with effect from January 1, 2010, the Tau Lekoa mine, together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas, to
Simmer & Jack Mines Limited (“Simmers”). On November 25, 2009, AngloGold Ashanti announced that the closing of the sale may be delayed pending approval of the South African Department of Mineral Resources (“DMR”), of
the transfer of the applicable mining rights, the only remaining condition to the sale. AngloGold Ashanti and
Simmers have subsequently agreed to extend the deadline for the completion of the transaction from
March 31, 2010 to September 30, 2010, to allow for a further possible delay in closing pending the approval of the
DMR. Closing of the transaction is anticipated to occur before September 30, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
2008 acquisitions
The Company made the following acquisitions during the year:
•    Acquisition of noncontrolling interests in North America
Effective July 1, 2008, AngloGold Ashanti acquired the remaining 33 percent shareholding in the Cripple Creek &
Victor Gold Mining Company joint venture (“CC&V”) through the acquisition of 100 percent of Golden Cycle Gold
Corporation (“GCGC”). The Company issued 3,181,198 AngloGold Ashanti shares (total value $118 million)
pursuant to this transaction. The Company completed the purchase price allocation of fixed assets during the third quarter of 2008. The transaction was accounted for as a purchase business combination whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $18 million being recorded, relating mainly to the premium paid to obtain the remaining interest in
CC&V. The goodwill related to the acquisition is non-deductible for tax purposes.
•    Acquisition of São Bento mine
On December 15, 2008, AngloGold Ashanti announced that it had completed the purchase of São Bento Gold
Company Limited (“SBG”) and its wholly-owned subsidiary, São Bento Mineração S.A. (“SBMSA”) from Eldorado
Gold Corporation (“Eldorado”) for a consideration of $70 million through the issuance of 2,701,660 AngloGold
Ashanti shares. The transaction was accounted for as an asset acquisition. The purchase price was allocated to the underlying assets acquired. The purchase of SBG and SBMSA gave AngloGold Ashanti access to the São
Bento mine, a gold operation situated in the immediate vicinity of AngloGold Ashanti's Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil.
2008 disposals
The Company’s disposals during the year included:
•    Disposal of exploration interests in Colombia
On February 14, 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (“MOA”) with B2Gold Corp. (“B2Gold”). B2Gold would acquire from AngloGold Ashanti, additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti,
25 million common shares and 21.4 million common share purchase warrants in B2Gold. On May 16, 2008,
AngloGold Ashanti announced that it had completed the transaction to acquire a 15.9 percent direct interest in
B2Gold and increase B2Gold's interest in certain Colombian properties, as stated.
•    Disposal of equity interest in Nufcor International Limited
During the quarter ended June 30, 2008, the Company disposed of its 50 percent interest held in Nufcor
International Limited, a London based uranium marketing, trading and advisory business, to Constellation Energy
Commodities Group for net proceeds of $48 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.
ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
2007 acquisitions
The Company made the following acquisitions during the year:
•     Strategic alliance in Russia with Polymetal and assets acquired from Trans-Siberian Gold plc
During 2006, AngloGold Ashanti entered into a 50:50 strategic alliance (joint venture) with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (“Polymetal”). In June 2007, the
Company concluded the purchase of Trans-Siberian Gold plc (“TSG”)’s interests in its Krasnoyarsk based subsidiaries, OOO GRK Amikan (“Amikan”) and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania
(“AS APK”) for a consideration of $40 million. The companies acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the joint venture.
Of the assets acquired from TSG, assets of $15 million were subsequently sold by the joint venture during the quarter ended March 31, 2008.
•     Acquisition of noncontrolling interests in Ghana
AngloGold Ashanti completed the acquisition of the noncontrolling interests in the Iduapriem and Teberebie mine previously held by the Government of Ghana (5 percent) and the International Finance Corporation (10 percent)
effective September 1, 2007 for a total cash consideration of $25 million. The Company finalized the purchase price allocation of fixed assets during the third quarter of 2008. The final purchase price allocation did not vary significantly from the preliminary allocation.
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
Fair value of acquisition of business
2008
Golden Cycle
acquisition
(1)
$
Property, plant and equipment
93
Goodwill
(1)
18
Current assets
7
Net value of assets acquired
118
Purchase price paid
(118)
- Issuance of common stock
(118)
Gross value
(118)
Share issue expenses
-
(1)
The Golden Cycle Gold Corporation business combination was completed effective July 1, 2008. Refer to: "Acquisition of noncontrolling interests in
North America". The Company recorded goodwill, relating to the portion of the purchase price which cannot be attributed to the fair value of assets and liabilities acquired, of $18 million on acquisition.
The Golden Cycle Gold Corporation business combination was completed effective July 1, 2008. Refer to: "Acquisition of noncontrolling interests in
North America". The Company recorded goodwill, relating to the portion of the purchase price which cannot be attributed to the fair value of assets and liabilities acquired, of $18 million on acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.
SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company presents its consolidated financial statements in United States dollars. The functional currency of a significant portion of the group’s operations is the
South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars. The translation of amounts into US dollars is in accordance with the FASB ASC guidance on foreign currency translation.
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
Comparatives: The Company adopted the FASB ASC guidance on noncontrolling interests, effective January 1, 2009, which requires the noncontrolling interests to be classified as a separate component of net income and equity. The
Company also reclassified the short-term portion relating to its post-retirements benefits of $13 million in the consolidated balance sheet as of December 31, 2008, from Provision for pension and other post-retirement medical benefits to Other current liabilities. The change was made to conform to the presentation in the consolidated balance sheet as of December 31, 2009.
The following are the accounting policies used by the Company which have been consistently applied:
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
and
•
all resulting exchange differences are recognized as a separate component of equity and included within accumulated other comprehensive income.
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
4.6
Non-marketable debt securities
Investments in non-marketable debt securities, for which the Company does not control or exercise significant influence, are classified as held to maturity are subsequently measured at amortized cost. If there is evidence that held to maturity financial assets are impaired the carrying amount is reduced and the loss recognized in the income statement.
4.7
Marketable equity investments and debt securities
Marketable equity investments and debt securities which are considered available-for-sale, are carried at fair value, and the net unrealized gains and losses computed in marking these securities to market are reported within accumulated other comprehensive income in the period in which they arise. These amounts are removed from accumulated other comprehensive income and reported in income when the asset is derecognized or when there is evidence that the asset is impaired in accordance with the FASB ASC guidance on accounting for certain investments in debt and equity securities. AngloGold Ashanti considers several factors in determining other-than-temporary impairment losses: including the current and expected long-term business prospects of the issuer; the length of time and relative magnitude of the price decline and its ability and intent to hold the investment until the price recovers.
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
The costs of materials currently contained on the leach pad are reported as a separate line item. As at
December 31, 2009 and 2008, $40 million and $49 million, respectively, was classified as short-term as the
Company expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate was used in determining the short-term portion of materials on the leach pad as at December 31, 2009. As at December 31, 2009, $324 million was classified as long-term compared with $261 million as at December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.
SIGNIFICANT ACCOUNTING POLICIES (continued)

4.9
Development costs and stripping costs
Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines.
Post production stripping costs are considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs only occurs to the extent inventory exists at the end of a reporting period.
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
Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proven and probable mineral reserves. Main shafts are depleted using total proven and probable reserves as the shaft will be used over the life of the mine. Other infrastructure costs including ramps, stopes, laterals, etc. and ore reserve development are depleted using proven and probable reserves applicable to that specific area. When an area is vacated and there is no longer an intention to mine due to a change in mine plans, all costs that have not been depleted are written off.
Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives as follows:
• vehicles up to five years; and
•
computer equipment up to three years.
Acquired properties
Acquired properties are carried at amortized cost. Purchased undeveloped mineral interests are acquired mineral rights and are recorded as tangible assets as part of acquired properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. “Brownfield” stage mineral interests represent interests in properties that are believed to potentially contain other mineralized material, such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves, that is in proximity to proven and probable mineral reserves and within an immediate mine structure.
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
Both Brownfield properties and Greenfield mineral interests are evaluated for impairment as held-for-use assets in accordance with the Company’s asset impairment accounting policy. See Note 4.13.
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
4.13
Asset impairment
The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, including goodwill, if any, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group’s mining assets. The Company records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The Company estimates fair value by discounting the expected future cash flows using a discount factor that is commensurate with the risks involved, considering the term of the expected cash flows and any asset specific and country risks. In addition, an asset impairment is considered to exist where the fair value less costs to sell of an asset held for sale is below its carrying amount.
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
The Company’s operation involves dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities and resolution of disputes arising from federal, state, and international tax audits. A tax position is recognized in the financial statements when it is ‘more-likely-than-not’ that the tax position will be sustained upon examination by the relevant taxing authority based on the technical merits. The
Company recognizes tax liabilities for anticipated tax audit issues in tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company recognizes interest and penalties, if any, in the income statement as part of income tax expense.
4.18
Asset retirement obligations and rehabilitation costs
The Company accounts for asset retirement obligations (“AROs”) in accordance with the FASB ASC guidance on accounting for asset retirement obligations.
AROs also referred to as decommissioning costs, arise from the acquisition, development, construction and operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation arises from activities that are operational in nature and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different from the liability recorded.
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
Derivatives
The Company accounts for derivative contracts in accordance with the FASB ASC guidance on accounting for derivative instruments and hedging activities, which requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value.
Gains or losses arising from remeasuring derivatives to fair value at each reporting period are accounted for either in the income statement or in accumulated other comprehensive income, depending on the use and designation of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from capitalized expenditure and the sale of production into the spot market, and are classified as cash flow hedges. Where a derivative qualifies as the hedging instrument in a cash flow hedge, changes in fair value of the hedging instruments, to the extent effective, are deferred in accumulated other comprehensive income and reclassified to earnings as product sales or as an adjustment to depreciation expense pertaining to capital expenditure, when the hedged transaction occurs. The ineffective portion of changes in fair value of the cash flow hedging instruments is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.
All other contracts not meeting the criteria for the normal purchases and sales exemption or hedge accounting are recorded at their fair market value, with changes in value at each reporting period recorded in earnings as gains or losses on non-hedge derivatives.
Cash flows from derivative instruments accounted for as cash flow hedges and non-hedge derivatives are included in net cash provided by operating activities in the statements of consolidated cash flows. Contracts that contain ‘off-market’ terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified as financing activities within the consolidated cash flow statement. Contracts that contain ‘off-market’ terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated statement of cash flows.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.
SIGNIFICANT ACCOUNTING POLICIES (continued)

4.24
Earnings per share
Earnings and diluted earnings per share have been calculated, for each class of common stock outstanding, in accordance with the FASB ASC guidance on earnings per share, using the two class method which requires that basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of Ordinary shares and, if dilutive, potential common shares outstanding during the period. The computation of the diluted income (loss) per share of Ordinary shares assumes the conversion of E Ordinary shares.
The rights, including the liquidation, voting and dividend rights, of holders of Ordinary shares and E Ordinary shares are identical. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Ordinary and E Ordinary shares as if the earnings for the year had been distributed. As only 50 percent of dividends are paid to E ordinary share holders in cash (the remaining
50 percent reduces the exercise price of the E ordinary shares), the undistributed earnings are allocated between E ordinary shares and ordinary shares based on this proportionate basis. Further, as the Company assumes the conversion of E Ordinary shares in the computation of the diluted net income (loss) per share of
Ordinary shares, the undistributed earnings are equal to net income (loss) for the computation.
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
•
Costs on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proven and probable reserves at this location.
•
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proven and probable reserves after which the expenditure is capitalized as a mine development cost.
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
2009
2008
2007
Net income ($ millions)
16
10
1
Earnings per share
(1)
(cents)
4
3
-
Retained income - January 1 ($ millions)
70
60
59
Retained income - December 31 ($ millions)
86
70
60
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
Stock options are subject to a three year vesting condition and their fair value is recognized as an employee benefit expense with a corresponding increase in Additional paid in capital over the vesting period. The proceeds received, net of any directly attributable transaction costs are credited to Common stock and
Additional paid in capital when the options are exercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.
SIGNIFICANT ACCOUNTING POLICIES (continued)
4.27
Recent pronouncements
Variable interest entities
In June 2009, the FASB ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.
The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.
Distributions to shareholders
In January 2010, the FASB ASC guidance for accounting for distributions to shareholders with components of stock and cash was updated to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in aggregate is considered a share issuance that is reflected in EPS prospectively. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, and should be applied retrospectively to all prior periods. The Company does not expect the adoption of the updated guidance to have a material impact on the Company’s financial statements.
Fair value measurements
In January 2010, the FASB ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.
In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3).
The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010.
Except for presentation changes, the updated guidance will have no impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.
COSTS AND EXPENSES
]
Employment severance costs
Total employee severance costs amounted to $14 million for 2009 (2008: $9 million, 2007: $19 million) and were due to retrenchments reflecting mainly downsizing and rationalization of operations in the Southern Africa and Continental Africa regions. Employee severance costs recorded in 2009, 2008 and 2007 included retrenchment costs of $10 million, $9 million and $5 million, respectively, in
South Africa and $3 million, $nil million and $14 million, respectively, in Ghana (at Obuasi) due to a planned reduction in workforce.
Interest expense
2009                 2008                  2007
$                      $                       $
Finance costs on bank loans and overdrafts
85 49 18
Finance costs on corporate bond
(1)
- 18 31
Finance costs on convertible bonds
(2)
37 27 26
Capital lease charges
3 3 3
Discounting of non-current trade and other debtors
6 1 6
Other
5 4 1
136 102 85
Less : Amounts capitalized
(3)
(13) (30) (10)
123 72 75
(1)
The unsecured corporate bond (issued on August 21, 2003) in the aggregate principal amount of R2 billion ($300 million) was repaid on August 28, 2008.
(2)
The $1.0 billion 2.375 percent convertible bond (issued February 27, 2004) was repaid on February 27, 2009. On May 22, 2009, AngloGold Ashanti Holdings Finance
plc, a wholly-owned subsidiary of the Company, issued $732.5 million 3.5 percent guaranteed convertible bonds due May 2014, convertible into ADSs and guaranteed by AngloGold Ashanti Limited. Refer to Note 20.
(3)
Interest capitalized on qualifying assets. Refer to Note 13.
Impairment of assets
Impairments are made up as follows:
2009               2008                2007
$
$
$
Continental Africa
Impairment and write-off of oxide treatment plant at Obuasi mine
(1)
4 - -
Impairment of goodwill held in Obuasi mine
(2)

Impairment of abandoned shaft infrastructure and reserve power plant at Obuasi mine
(3)

Impairment of reserve power plant at Iduapriem mine
(3)

Impairment of goodwill held in Iduapriem mine
(4)

Impairment of goodwill held in Geita mine
(5)

Impairment of Geita mining assets
(5)

Impairment of exploration assets in the DRC
(6)

Impairment of obsolete heap leach plant infrastructure at Siguiri mine

Southern Africa
Impairment of Tau Lekoa (held for sale). Refer to Note 17.
(7)
4 - -
Below 120 level at TauTona
(8)

Other
Impairment and write-off of various minor tangible assets and equipment
- 2 1
8 670 1
(1)
Due to damage suffered by the leach tanks of the treatment plant its use was discontinued in 2009.
(2)
In 2008, annual impairment testing for goodwill was performed for Obuasi and it was determined that its goodwill was fully impaired. The goodwill impairment was the result of factors such as the lower forward gold curve price, higher discount rates and a revised mine plan which incorporated changes in the cost of extraction due to the higher power costs experienced in Ghana. The reporting unit's fair value was determined using a real pre-tax discount rate of 9 percent.
(3)
The reserve power plant had been placed on care and maintenance during 2008 and was handed over to the Volta Regional Authority in 2009. Both
Obuasi mine and Iduapriem mine contributions to the capital cost of the reserve power plant were impaired as the mines would not derive further economic benefit.
(4)
In 2008, annual impairment testing for goodwill was performed for Iduapriem and it was determined that its goodwill was fully impaired. The goodwill impairment was the result of factors such as the lower forward gold curve price, higher discount rates and a revised mine plan which incorporated changes in the cost of extraction due to the higher power costs experienced in Ghana. The reporting unit's fair value was determined using a real pre-tax discount rate of 8.8 percent.
(5)
In 2008, annual impairment testing for goodwill was performed for Geita and it was determined that its goodwill was fully impaired. The impairment testing for mining assets was performed and the estimated fair value of the mining assets did not support the carrying values and as a result, an impairment of mining assets was recorded. The impairment at Geita mine was due to a combination of factors such as the lower forward gold curve price, higher discount rates and a change in the mine plan revised mainly due to a reduction in reserves resulting from resource model changes, grade factors and an increase in the cost of extraction. The reporting unit's fair value was determined using a real pre-tax discount rate of 11.5 percent.
(6)
In terms of the volatile political situation in the DRC in 2008, commercial exploitation appeared unlikely and the mineral right value was impaired.
(7)
Following the classification of Tau Lekoa as held for sale in 2009, impairment testing was performed on the held for sale asset. As the estimated fair value less costs to sell did not support the carrying value, an impairment of $4 million was recorded for held for sale assets. The reporting unit’s fair value was derived from the anticipated sales price, discounted at a rate of 10 percent.
(8)
Due to a change in the mine plan resulting from safety related concerns following seismic activity, a portion of the below 120 level development was abandoned and would not generate future cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.
COSTS AND EXPENSES (continued)
The following estimates and assumptions were used by management when reviewing long-lived assets for impairment:
•
the gold price assumption represented management’s best estimate of the future price of gold. In arriving at the estimated long-
term gold price, management considered all available market information including current prices, historical averages, and forward pricing curves. A long-term real gold price of $906 per ounce (2008: $817 per ounce) was based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
•
proven and probable ore reserves as well as value beyond proven and probable reserves estimates. For these purposes proven and probable ore reserves of approximately 68.3 million ounces (including joint ventures) as at December 31, 2009 were determined assuming a three year historical average gold price of $840 per ounce, A$1,024 per ounce in Australia and R213,352 per kilogram in South Africa;
•
the real pre-tax discount rate is commensurate with the risks involved which is consistent with the basis used in 2008. The risk factors considered were country risk as well as asset risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor was based on the Company’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;
•
foreign currency cash flows were translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•
cash flows used in impairment calculations were based on life of mine plans; and
•
variable operating cash flows were increased at local Consumer Price Index (CPI) rates.
The real pre-tax discount rates applied in the 2009 impairment calculations on reporting units with significant assigned goodwill were as follows:
Percentage
Australasia
Sunrise Dam 9.9
North America
Cripple Creek 6.4
In addition to the gold price and discount rate assumptions described above, the factors affecting the estimates include:
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.
COSTS AND EXPENSES (continued)
Environmental rehabilitation obligations
Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.
(in US Dollars, millions)
The following is a reconciliation of the total liabilities for asset retirement obligations:
Balance as at December 31, 2008
302
Additions to liabilities
7
Transfers to held for sale
(6)
Liabilities settled
(8)
Accretion expense
17
Change in assumptions
33
(1)
Translation
40
Balance as at December 31, 2009
385
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
Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the
Company’s consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company’s consolidated balance sheets. As at December 31, 2009 and 2008 the balances held in the trust and bond amounted to $117 million and $84 million, respectively.
Operating lease charges
Operating lease rentals are charged against income in a systematic manner related to the period the leased property will be used.
Lease charges relate mainly to the hire of plant and machinery and other land and buildings.
Operating leases for plant and machinery are for contracts entered into with mining contractors. The contracts are for specified periods and include escalation clauses. Renewals are at the discretion of the respective operating mine. Certain contracts include the provision of penalties payable on early exiting or cancellation.
Rental expense
(1)
2009
2008
2007
$
$
$
Comprising of:
Minimum rentals
33 30 51
(1)
Included in production costs for each period presented.
Future minimum rental payments are:
2010
9
2011
2
2012
2
2013
1
2014
1
Thereafter
-
15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.
COSTS AND EXPENSES (continued)
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other
2009
2008
2007
$
$
$
Profit on disposal of a 33.33 percent joint venture interest in Boddington Gold Mine in Australia
(1)
(56) - -
Insurance claim recovery
(2)
(7) - -
Reassessment of indirect taxes payable in Brazil
(3) - -
Reassessment of indirect taxes payable in Tanzania
25 (15) 7
Loss/(profit) on disposal of land, mineral rights and exploration properties
(3)
13 2 (10)
Loss on consignment stock
12 - -
Impairment of investments
(4)
12 6 -
Impairment of Pamodzi Gold debtor
7 - -
Reassessment of indirect taxes and royalties payable in Guinea
7 (3) 11
Profit on disposal of certain exploration interests in Colombia to B2Gold Corporation
- (33) -
Certain royalty and production related payment interests in North America sold to Royal Gold Inc.
- (14) -
Deferred income on sale of La Rescatada exploration interest recognized in South America (Peru)
- (8) -
Recovery of exploration costs previously expensed in South Africa and South America (Peru)
- (4) (6)
Contributions by other members to Nufcor Uranium Trust situated in South Africa
- (3) -
Profit on disposal of the Company’s 50 percent equity interest held in Nufcor International Limited
- (2) -
Costs relating to the issue of rights granted to E ordinary shareholders
(5)

Contractor termination costs in Ghana

Non-recoverable value added state tax
- - 5
Buildings destroyed by fire in Guinea
- - 3
10 (64) 10
(1)
Includes $31 million foreign exchange transaction loss.
(2)
Refers to business interruption insurance following a seismic event which resulted in the suspension of operations at Savuka (in South Africa) during 2009.
(3)
Refers to the disposal and abandonment of land, mineral rights and exploration properties situated in Brazil, Ghana, South Africa, North America and
Tanzania.
(4)
Impairment of B2Gold Corporation shares ($12 million) in 2009 and Red 5 Limited shares ($4 million) in Australia and Dynasty Gold Corporation shares ($2 million) in China in 2008. Refer to Note 16.
(5)
Rights offer was completed in early July 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.
COSTS AND EXPENSES (continued)
Non-hedge derivative loss
A loss on non-hedge derivatives of $1,452 million was recorded in 2009 (2008: $258 million, 2007: $808 million).
During 2009, the Company embarked on a hedge buy back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal purchases and sales exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. Of the total hedge buy-back cost of $797 million, the majority, being
$580 million, related to contracts previously designated as normal purchase and sale exempted (“NPSE”), which allowed them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July
2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.
The impact in July 2009 of the related re-designation of the contracts discussed above resulted in an increase in the current non-
hedge derivative liability and a consequential loss on non-hedge derivatives of $543 million. During the remainder of 2009, the contracts that were previously NPSE designated experienced a further fair value decline (recorded in loss on non-hedge derivatives)
of $143 million, settlements of $130 million and thus resulted in a $556 million derivative liability balance as of December 31, 2009.
Therefore the loss on non-hedge derivatives recorded for the year ended December 31, 2009 primarily relates to the hedge buy-back that resulted in the accelerated settlement and related re-designation of the NPSE contracts discussed above, the fair value movement of the conversion features of convertible bonds amounting to $32.6 million (as described in Note 20) and the revaluation of non-hedge derivatives, including those NPSE contracts re-designated as a result of the accelerated settlement as discussed above, resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk during
2009.
During 2008, the Company recorded a realized loss on the accelerated settlement of non-hedge derivatives of $1,088 million. In addition, the Company recognized a loss of $150 million during 2008 on forward gold contracts previously qualifying for the normal sale exemption, due to the inability of a single counterpart to accept physical delivery of gold for the forward contracts that had matured. Accordingly, the remaining contracts with this counterpart for future periods were accounted for at fair value on balance sheet, with changes in fair value reflected in the income statement. Following this, during the third quarter of 2008, the Company cash settled contracts designated as non-hedge derivative contracts, with the same counterpart, maturing in July 2008 through August
2009.
Other operating items
2009
2008
2007
$
$
$
Comprising of:
Realized loss on other commodity contracts
-
32
-
Provision reversed on loss on future deliveries of other commodities
-
(5)
(13)
Unrealized gain on other commodity physical borrowings
-
(8)
(3)
-
19
(16)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.
RELATED PARTY TRANSACTIONS
As at December 31, 2008, Anglo American plc (AA plc) and its subsidiaries held an effective 16.17 percent interest in
AngloGold Ashanti. On March 17, 2009, AA plc disposed of its entire remaining shareholding in the Company. The
Company had the following transactions with related parties during the years ended December 31, 2009, 2008 and
2007:
December 31, 2009
December 31, 2008
December 31, 2007
Purchases
(by)/from
related party
Amounts
owed to/(by)
related party
Purchases
(by)/from
related party
Amounts
owed to/(by)
related party
Purchases
(by)/from
related party
(in millions)
$
$
$
$
$
Related party transactions of equity
accounted joint ventures and
associates
AGA Polymetal Strategic Alliance
-
(3)
-
(3)
-
Margaret Water Company
1
-
1
-
-
Oro Group (Proprietary) Limited
-
(2)
-
(2)
-
Societe d'Exploitation des Mines d'Or de
Sadiola S.A.
(10)
(3)
(5)
(2)
(7)
Societe d'Exploitation des Mines d'Or de
Yatela S.A.
(3)
-
(1)
(1)
(3)
Societe des Mines de Morila S.A.
(6)
(1)
(5)
(1)
(5)
Trans-Siberian Gold plc
-
(1)
-
(1)
(1)
Orpheo (Proprietary) Limited
-
(1)
-
-
-
AuruMar (Proprietary) Limited
-
(2)
-
-
-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.
RELATED PARTY TRANSACTIONS (continued)
Amounts owed to/due by joint venture related parties are unsecured, non-interest bearing and under terms that are no less favorable than those with third parties.
The loan balance due to Goldmed Medical Scheme of $1 million as of December 31, 2008, was repaid during 2009.
The AGA-Polymetal Strategic Alliance (joint venture) loan of $3 million advanced during 2008, is interest free and is repayable on demand at any time after profits have been generated by the joint venture.
The Oro Group (Proprietary) Limited loan of $2 million (2008: $2 million) bears interest at a rate determined by the Oro
Group (Proprietary) Limited’s board of directors and is repayable at their discretion.
The AuruMar (Proprietary) Limited loan of $2 million (2008: $nil million) is unsecured, interest free and there are no fixed terms of repayment.
The Orpheo (Proprietary) Limited loan of $1 million (2008: $nil million) is unsecured, interest free and there are no fixed terms of repayment.
The Company, which holds an equity interest of 29.7 percent (2008: 29.7 percent) in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from
TSG for a consideration of $40 million. The companies acquired consist of Amikan and AS APK.
In connection with the relocation of Roberto Carvalho Silva, a former executive director of the Company who retired in
2007, to Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr. Carvalho Silva purchased the house from the Company’s subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on
January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in
Brazil) in lieu of interest. All outstanding balances were repaid on or about August 31, 2007.
A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The amounts paid by the Company’s subsidiary to this company in respect of such services during 2007 was BRL634,023 ($329,055). The Company terminated the agreement with the Brazilian marketing, communications and corporate affairs services company effective
July 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.
TAXATION
2009
2008
2007
$
$
$
(Loss)/income from continuing operations before income tax and equity income in affiliates was derived from the following jurisdictions:
Southern Africa
(337)
249 (35)
Continental Africa
(252)
(712) (691)
Australasia
(147)
(69) 81
North America
(70)
127 (93)
South America
51
73 77
Other, including Corporate and Non-gold producing subsidiaries
(1)
(143)
(41) (50)
(898)
(373) (711)
(1)
The increase in the loss from 2008 is due to the additional finance charges on the Term
Facility and exploration expenses in 2009.
(Charge)/benefit for income taxes attributable to continuing operations is as follows:
Current:
Southern Africa
(1)
(37)
(26) (99)
Continental Africa
(2)
(37)
(26) (5)
Australasia
(3)
(34)
3 (37)
North America
2
- (1)
South America
(4)
(56)
(34) (48)
Other
(4)
(11) (1)
Total current
(166)
(94) (191)
(1)
The increase in the tax charge in 2009 is mainly due to higher income as a result of the higher gold price. The reduction in the tax charge in 2008 mainly related to the tax benefit on losses relating to the settlement of non-hedge derivative contracts. The high taxation charge in 2007 partly related to higher earnings arising from the higher gold price.
(2)
Siguiri has utilized the historic assessed losses and unredeemed capital allowances brought forward assisted by the improved grade and plant utilization which resulted in taxable income in 2009 and 2008.
(3)
The increase in the tax charge in 2009 is mainly due to capital gains tax on the sale of the
Boddington Gold Mine. In 2008, Sunrise Dam’s taxable income reduced considerably following the completion of the mining in the megapit during the year.
(4)
Increase in tax charge in 2009 mainly relates to higher earnings due to the improved gold price.
Deferred:
Southern Africa
(1)
135 (41) 53
Continental Africa
(2)
33 123 37
Australasia
(3)
49 (4) 10
North America
- - -
South America
(18) (16) (21)
Other
- 10 (6)
Total deferred
199 72 73
Total income and mining tax benefit/(expense)
33 (22) (118)
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
During 2009, 2008 and 2007, deferred taxation was provided at a future anticipated taxation rate ranging between 36 percent and 39 percent for 2009, 36 percent and 38 percent for
2008, and in 2007 at 39 percent and 37 percent, respectively.
The increase in deferred tax credits in 2009 is mainly due to unrealized non-hedge derivative losses arising from an improved gold price and the remaining NPSE contracts being re-designated as non-hedge derivatives and recorded on the balance sheet, following the hedge buy-back in July 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.
TAXATION (continued)
The effect of the change in estimated deferred taxation rate on the results for 2009, 2008 and
2007 were as follows:
Year ended December 31
2009
2008
2007
Impact
Per basic and
diluted
common
share
(a)(b)
Impact
Per basic and
diluted
common
share
(a)(b)
Impact
Per basic and
diluted
common
share
(a)(b)
$
cents
$
cents
$
Net income
(21)
(6)
4
1
23
8
(a)
Per basic and diluted ordinary and E ordinary shares.
(b)
The calculation of diluted earnings per common share for 2009, 2008 and 2007 did not assume the effect of 15,384,615 shares issuable upon exercise of convertible bonds and 1,234,858, 872,373 and 575,316 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.
(2)
The 2008 deferred tax benefit was due to the continuing net increase in the capital allowances at Obuasi as a result of the high capital expenditure and the benefit relating to the impairment of mining assets at
Geita.
(3)
The deferred tax benefit in 2009 relates to the reversal of timing differences on the sale of Boddington.
The unutilized tax losses of the North American operation which is available for offset against future profits earned in the United States, amount to $399 million (2008:
$339 million, 2007: $248 million).
The unutilized tax losses of the Australian operation which are available for offset against future capital gains amounts to $nil million (2008: $184 million).
2009
$
Analysis of unrecognized tax losses
Assessed losses utilized during the year
184
(1)
(1)
Utilized on the Boddington gold mine disposal.
Unutilized tax losses remaining to be used against
future profits can be split into the following periods:
Within one year
127
1
Within one and two years
-
Within two and five years
5
In excess of five years
267
399
2009
$
2008
$
2007
$
Reconciliation between corporate income tax and
statutory income tax is as follows:
Corporate income tax at statutory rates
(314)
(131)
(263)
Formula variation in mining taxation rate
(21)
(1)
(3)
Disallowable expenditure
(1)
292
47
388
Effect of income tax rates of other countries
38
118
(9)
Impact of change in estimated deferred taxation rate
(21)
4
23
Other
(7)
(15)
(18)
Total income and mining tax (benefit)/expense
(33)
22
118
(1)
Disallowable expenditure includes the impact of hedge losses in non-taxable jurisdictions and share expense costs. In 2009, the losses on the hedge settlements were mainly in non-tax effective entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.
TAXATION (continued)
2009
$
2008
$
Deferred taxation liabilities and assets on the balance sheet as of December 31, 2009 and
2008, relate to the following:
Deferred tax liabilities:
Depreciation, depletion and amortization 1,471 1,309
Product inventory not taxed 15 15
Unrealized non-hedge derivatives 8 54
Other 4 3
Total 1,498 1,381
Deferred tax assets:
Provisions, including rehabilitation accruals (175) (181)
Derivatives (14) (43)
Unrealized non-hedge derivatives (415) (161)
Other (6) (9)
Tax loss carry forwards (298) (382)
Total (908) (776)
Less: Valuation allowances 194 226
Total (714) (550)
Disclosed as follows:
Long-term portion deferred taxation assets
62 51
Short-term portion classified as other current assets
333 150
Long-term portion deferred taxation liabilities
1,171 1,008
Short-term portion classified as other current liabilities. Refer to Note 18.
8 24
The classification of deferred taxation assets is based on the related asset or liability creating the deferred taxation. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2009, the
Company had non-mining losses in South Africa of $4 million (2008: $103 million), on which deferred tax had been provided at the future anticipated tax rate of 37 percent (2008: 35 percent).
Unremitted earnings of foreign subsidiaries and foreign incorporated joint ventures
Dividends from incorporated joint ventures may be remitted to the Company without being subject to income or withholding taxes. No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries. It is management’s intention that these earnings will be permanently re-invested into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. The amounts of these unremitted earnings as at December 31, 2009 totaled
$624 million (2008: $308 million). In the event that the Company repatriated these earnings, income taxes and withholding taxes may be incurred. The determination of such taxes is subject to various complex calculations and accordingly, the Company has determined that it is impractical to estimate the amount of the deferred tax liability on such unremitted earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.
TAXATION (continued)
Analysis of valuation allowances
The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:
Balance at beginning
of period
$
Movement
$
Balance at end of
period
$
Year ended December 31, 2009
- Valuation allowance
226
(32)
194
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
Although realization is not assured, the Company has concluded that it is more-likely-than-
not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized based on the available evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could change in the near term if actual future income or income tax rates differ from that estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.
Uncertain tax positions
As at December 31, 2009 and 2008, the Company had $149 million and $106 million, respectively, of total unrecognized tax benefits which, if recognized, would affect the Company’s effective income tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:
2009
2008
$
$
Balance at January 1,
106 134
Additions for tax positions of prior years
14 9
Translation
29 (37)
Balance at December 31,
149 106
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the years ended December 31, 2009, 2008 and 2007, the Company recognized approximately $9 million, $6 million and $9 million, respectively, in interest. The Company had approximately
$53 million and $34 million for the payment of interest accrued as at December 31, 2009 and 2008, respectively.
As at December 31, 2009, the Company's South African tax assessment for the years 2001 - 2003 remain open to scrutiny by the South African Revenue Service. As at December 31, 2009, in South Africa, the Company's
assessments due from the tax authorities for 2004 and all subsequent years have yet to be received. It is possible that the Company will receive assessments during the next twelve months, which may have an effect on uncertain tax positions. Certain of these assessment scrutiny periods will prescribe within the next twelve months and it is reasonably possible that the total amounts of unrecognized tax benefits will significantly decrease within twelve months of the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.
TAXATION (continued)
In other jurisdictions, the revenue system is based on a self-assessment process, all tax filings due by
December 31, 2009 have been filed, and the self-assessed position recorded in the consolidated financial statements.
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
8.
DISCONTINUED OPERATIONS
The Ergo reclamation surface operation, which formed part of the Southern Africa region, had been discontinued as the operation had reached the end of its useful life and the assets were no longer in use. The pre-tax gain on disposal of $27 million recorded in 2008 related to the remaining assets of Ergo, that were sold by the Company to ERGO Mining (Pty)
Limited a joint venture between Mintails South Africa (Pty) Limited and DRD South African
Operations (Pty) Limited.
The results of Ergo for the years ended December 31, 2008 and 2007, are summarized as follows:
2008
2007
$ (cents)
(1)(3)
(cents)
(2)(3)
$ (cents)
(1)(3)
(cents)
(2)(3)
Revenue
-
-
-
1
-
-
Costs, expenses and recoveries
1
-
-
5
2
1
Gain on disposal
27
8
5
-
-
-
Pre-tax profit
28
8
5
6
2
1
Taxation
(5)
(1)
(1)
(4)
(1)
(1)
Net profit attributable to discontinued operations
23
7
4
2
1
-
(1)
Per basic and diluted ordinary shares.
(2)
Per basic and diluted E ordinary shares.
(3)
Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for 2008 and 2007 did not assume the effect of 15,384,615 shares, issuable upon the exercise of convertible bonds as their effects are anti-dilutive. The calculation of diluted earnings/(loss) per common share for 2008 and 2007 did not assume the effect of 872,373 and 575,316 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive. The calculation of diluted earnings/(loss) per common share for 2008 and 2007 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during these periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.
LOSS PER COMMON SHARE
2009
2008
2007
$
$
$
The following table sets forth the computation of basic and diluted loss per share (in millions, except per share data):
Numerator
Net loss - attributable to AngloGold Ashanti
Loss from continuing operations
(825) (586) (816)
Discontinued operations
- 23 2
Net loss
(825) (563) (814)
Less Dividends:
Ordinary shares
45 41 124
E Ordinary shares
- - 1
Undistributed losses
(870) (604) (939)
Ordinary shares undistributed losses
(865) (600) (932)
E Ordinary shares undistributed losses
(5) (4) (7)
Total undistributed losses
(870) (604) (939)
Denominator for basic loss per ordinary share
Ordinary shares
356,563,773 312,610,124 276,805,309
Fully vested options
(1)
791,353 547,460 531,983
Weighted average number of ordinary shares
357,355,126 313,157,584 277,337,292
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options
(2)
- - -
Dilutive potential of convertible bonds
(3)
- - -
Dilutive potential of E Ordinary shares
(4)
- - -
Denominator for diluted loss per share – adjusted weighted average number of ordinary shares and assumed conversions
357,355,126 313,157,584 277,337,292
Weighted average number of E Ordinary shares used in calculation of basic and diluted loss per E Ordinary share
3,873,169 4,046,364 4,117,815
Loss per share attributable to AngloGold Ashanti common stockholders (cents)
From continuing operations
Ordinary shares
(230) (186) (293)
E Ordinary shares
(115) (93) (146)
Ordinary shares – diluted
(230) (186) (293)
E Ordinary shares – diluted
(115) (93) (146)
Discontinued operations
Ordinary shares
- 7 1
E Ordinary shares

Ordinary shares – diluted
- 7 1
E Ordinary shares – diluted

Net loss
Ordinary shares
(230) (179) (292)
E Ordinary shares
(115) (89) (146)
Ordinary shares – diluted
(230) (179) (292)
E Ordinary shares – diluted
(115) (89) (146)
(1)
Compensation awards are included in the calculation of basic loss per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)
The calculation of diluted loss per common share for 2009, 2008 and 2007 did not assume the effect of 1,234,858, 872,373 and 575,316 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive.
(3)
The calculation of diluted loss per common share for 2009, 2008 and 2007 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive.
(4)
The calculation of diluted loss per common share for 2009, 2008 and 2007 did not assume the effect of conversion of E Ordinary shares as the
Company recorded a loss from continuing operations during these periods.
10.
RESTRICTED CASH
2009
2008
$
$
Cash classified as restricted for use comprise of the following:
Cash restricted by prudential solvency requirements
8 9
Cash balances held by the Environmental Rehabilitation Trust Funds
53 34
Cash balances held by the Tropicana project
3 -
Other
1 1
65 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.
TRADE AND OTHER RECEIVABLES
2009
2008
$
$
Trade debtors are net of:
Provision for doubtful debt
12 1
Other receivables include:
Prepayments and accrued income
52 107
Interest receivable
2 1
Other debtors
20 9
74 117
12.
INVENTORIES
Short-term:
Gold in process
115 118
Gold on hand (doré/bullion)
75 37
Ore stockpiles
227 182
Uranium oxide and sulfuric acid
34 24
Supplies
252 240
703 601
Less: Heap leach inventory
(1)
(40) (49)
663 552
(1)
Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
Long-term:
Gold in process
324 261
Ore stockpiles
25 39
Supplies
1 1
350 301
Less: Heap leach inventory
(1)
(324) (261)
26 40
(1)
Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
The Company recorded aggregate write-downs of $48 million, $60 million and $37 million for the years ended December 31, 2009, 2008 and 2007, respectively, to reduce the carrying value of inventories to net realizable value. Inventory write-downs are included in production costs.
13.
PROPERTY, PLANT AND EQUIPMENT, NET
Mine development
(1)
5,604 4,543
Buildings and mine infrastructure
2,957 2,497
Mineral rights and other
1,053 1,032
Assets under construction
(2)
251 229
Land
30 25
9,895 8,326
Accumulated depreciation, depletion and amortization
(4,441) (3,561)
Net book value December 31,
5,454 4,765
(1)
Includes interest capitalized of $nil million (2008: $4 million). Refer to Note 5.
(2)
Includes interest capitalized of $13 million (2008: $26 million). Refer to Note 5.
Mining assets with a net book value of $50 million (2008: $27 million) are encumbered by capital leases. Refer to Note 20.
14.
ACQUIRED PROPERTIES, NET
Acquired properties, at cost 2,053 1,868
Accumulated amortization (1,222) (1,054)
Net book value December 31, 831 814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.
GOODWILL AND OTHER INTANGIBLES
Goodwill
The carrying amount of goodwill by reporting unit as of December 31, 2009 and 2008 and changes in the carrying amount of goodwill are summarized as follows:
North
America      Australasia
Continental
Africa
Southern
Africa
Total
$
$
$
$
$
Balance at January 1, 2008
- 259 309 1
569
Golden Cycle Gold Corporation acquisition
(1)
18 - - -
18
Transferred to assets held for sale
(2)
- (103) - -
(103)
Impairment losses
(3)
- - (299) -
(299)
Translation
- (53) - -
(53)
Balance at December 31, 2008
18 103 10 1 132
Translation
- 30 - -
30
Balance at December 31, 2009
18 133 10 1
162
(1)
Purchase price allocation for acquisition of remaining 33 percent shareholding in Cripple Creek & Victor Gold Mining Company, acquired effective
July 1, 2008.
(2)
Goodwill of Boddington mine reclassified as held for sale during 2008. Refer to Note 17.
(3)
During 2008, the Company recorded goodwill impairment losses for Obuasi ($104 million), Iduapriem ($14 million) and Geita ($181 million), respectively. Refer to "Note 5 – Costs and expenses: Impairment of assets".
2009
2008
$
$
Other intangibles, net
Royalty rate concession agreement
(1)
Gross carrying value
29
29
Accumulated amortization
(11)
(9)
18
20
(1)
The government of Ghana agreed to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years from 2004. The royalty rate concession is amortized on a straight line basis with nil residual value.
Amortization expense included in the consolidated statements of income amounted to $2 million for 2009 (2008:
$2 million and $2007: $2 million).
2009
$
Based on carrying value at December 31, 2009, the estimated aggregate amortization expense for each of the next five years is as follows:
2010 2
2011 2
2012 2
2013 2
2014 2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
OTHER LONG-TERM ASSETS
2009
2008
$
$
Investments in affiliates – unlisted
6 4
Investments in affiliates – listed 2 5
Investments in equity accounted joint ventures 659 272
Carrying value of equity method investments
667 281
Investment in marketable equity securities – available for sale
111 26
Investment in marketable debt securities – held to maturity
10 11
Investment in non-marketable assets – held to maturity
2 3
Investment in non-marketable equity securities – available for sale
4 -
Investment in non-marketable debt securities – held to maturity
48 35
Other non-current assets
127 65
969 421
Investments in affiliates
December 31,
December 31,
2009
2008
percentage held
percentage held
Unlisted
Oro Group (Proprietary) Limited
(1)
25.00 25.00
Margaret Water Company
33.33 33.33
Orpheo (Proprietary) Limited
33.33 -
Wonder Wise Holdings Limited
25.00 -
Listed
Trans-Siberian Gold plc
(1)(2)(3)
29.74 29.74
(1)
Results are included for the twelve months ended September 30, 2009, adjusted for material transactions.
(2)
At December 31, 2009, the market value of the Company's investment in Trans-Siberian Gold plc was $12 million (2008: $5 million).
(3)
During the years ended December 31, 2009, 2008 and 2007 the Company recorded impairment losses of
$nil million, $8 million and $14 million, respectively, on its investment.
Investments in equity accounted joint ventures
The Company holds the following interests in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:
December 31,
December 31,
2009
2008
percentage held
percentage held
Sadiola
(1)
41.00 38.00
Morila
40.00 40.00
Yatela
40.00 40.00
AGA - Polymetal Strategic Alliance
(2)
50.00 50.00
Kibali Goldmines s.p.r.l.
(3)
45.00 -
AuruMar (Proprietary) Limited
50.00 -
(1)
The Company increased its holding in Sadiola from 38 percent to 41 percent, effective December 29, 2009.
(2)
Results are included for the twelve months ended September 30, 2009, adjusted for material transactions.
The AGA-Polymetal Strategic Alliance consists of the AGA-Polymetal Strategic Alliance Management
Company, Amikan Holdings Limited ("Amikan"), AS APK Holdings Limited, Imizoloto Holdings Limited and
Yeniseiskaya Holdings Limited.
(3)
The Company acquired an effective 45 percent holding in Kibali Goldmines during 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
OTHER LONG-TERM ASSETS (continued)
2009
2008
$
$
Effective December 2, 2009, AngloGold Ashanti Holdings plc, a wholly owned subsidiary, entered into a memorandum of understanding with Polyholding Limited relating to the disposal of Amikan. Amikan holds mining and exploration interests in Russia. Completion is expected to occur on or before April 30, 2010. The Company recorded an impairment loss of $9 million (net of tax of $nil million) on Amikan to reduce the carrying amount of the investment to fair value. The impairment loss is reflected in equity income in affiliates for
2009.
During 2008, the Company recorded an impairment loss of $42 million (net of tax of $6 million) relating to its interest held in Morila, based on the investment’s future cash flows.
The impairment loss was reflected in equity loss in affiliates for 2008.
Investment in marketable equity securities – available for sale
111
26
(1)
Available for sale investments in marketable equity securities consists of investments in ordinary shares.
Total gains, net of related taxation, on marketable equity securities included in accumulated other comprehensive income during the year amount to $74 million (2008: $2 million). Total losses, net of related taxation, on marketable equity securities included in accumulated other comprehensive income during the year amount to $nil million (2008: $29 million). The
Company recognized an other-than-temporary impairment in the B2Gold investment of $12 million during the third quarter of 2009. See "Note 5  Costs and expenses: Loss/(profit) on sale of assets, realization of loans, indirect taxes and other" and Note 24 for additional information. In addition to the investment in B2Gold, the Company holds various equities as strategic investments in gold exploration companies. Three of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.
The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:
Less than
12 months
More than
12 months
Total
$
$
$
2009
(2)
Aggregate fair value of investments with unrealized losses
-
-
-
1
Aggregate unrealized losses
-
-
-
1
2008
Aggregate fair value of investments with unrealized losses
9
8
17
Aggregate unrealized losses
(21)
(10)
(31)
(1)
During 2008, Red 5 Limited shares of $4 million in Australia and Dynasty Gold Corporation shares of $2 million in China were impaired. The impairments resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement in 2008.
(2)
In aggregate, the fair value of strategic investments in an unrealized loss position, as well as the aggregate unrealized losses amount to less than $1 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
OTHER LONG-TERM ASSETS (continued)
2009
2008
$
$
Investment in marketable debt securities – held to maturity
10
11
Investments in marketable debt securities represent held to maturity government and corporate bonds.
Investment in non-marketable assets – held to maturity
2
3
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

Investment in non-marketable equity securities – available for sale
4
-
Investments in non-marketable equity securities mainly represent shares held in XDM
Resources Limited.

Investment in non-marketable debt securities – held to maturity
48
35
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor
Uranium Trust Fund.
As of December 31, 2009 the contractual maturities of debt securities were as follows:
Marketable debt securities
Up to three years
3
Three to seven years
7
10
Non-marketable debt securities
Less than one year
48
Fair values of the held to maturity debt securities at December 31, 2009 and 2008 approximate cost.
Other non-current assets
Unsecured
Other loans and assets
(1)
8
3
Non-current debtors
Prepayments and accrued income
27
11
Recoverable tax, rebates, levies and duties
56
35
Unamortized issue costs of convertible bonds
13
-
Other debtors
23
16
127
65
(1)
Other comprises loans and receivables of $1 million (2008: $1 million) measured at amortized cost and post-retirement assets of $7 million (2008: $2 million) measured according to the employee benefits accounting policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
OTHER LONG-TERM ASSETS (continued)
Equity accounted joint ventures
Summarized financial statements of the joint ventures which have been equity accounted are as follows (100 percent shown):
2009
2008
2007
$
$
$
Statements of income for the period
Sales and other income
880 464 716
Costs and expenses
(508) (726) (465)
Taxation
(120) (97) (115)
Net income/(loss)
252 (359) 136
Balance sheets at December 31,
Non-current assets
1,166 524
Current assets
523 486
1,689 1,010
Long-term liabilities
(111) (107)
Loans from shareholders
(5) (7)
Current liabilities
(169) (221)
Net assets
1,404 675

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
ASSETS AND LIABILITIES HELD FOR SALE
2009
2008
$
$
Effective February 17, 2009, the interest in the Tau Lekoa mine together with the adjacent
Weltevreden, Jonkerskraal and Goedgenoeg project areas (“Tau Lekoa”) in South Africa was classified as held for sale. Tau Lekoa was previously recognized as a combination of tangible assets, current assets and current and long-term liabilities. The Company has agreed to sell Tau Lekoa, subject to conditions precedent usual to a transaction of this nature, to Simmer and Jack Mines Limited (“Simmers”).
Purchase consideration consists of two components: an initial cash payment or combination of cash payment and Simmers shares together with future royalty payments.
The effective date will occur on the later of January 1, 2010, or the first day in the calendar month following the fulfillment of all conditions precedent to the transaction. The Company will continue to operate Tau Lekoa until the effective date with appropriate joint management arrangements with Simmers. Following the effective date of the disposal,
Simmers will treat all ore produced from the assets at its own processing facilities. As a result, AngloGold Ashanti will have increased processing capacity available at its Vaal
River plants, allowing for the processing of additional material from its surface sources and the other Vaal River mines.
The additional treatment capacity will ensure significant continuing direct cash flows from the same gold commodity in an active market. Consequently, due to the migration of cash flows and in accordance with the FASB ASC guidance on discontinued operations, Tau
Lekoa is not classified as a discontinued operation.
During 2009, an impairment loss of $4 million was recognized in earnings to reduce the carrying amount of Tau Lekoa to fair value less costs to sell. Refer to "Note 5  Costs and expenses: Impairment of assets". At December 31, 2008, net assets for Tau Lekoa amounted to $46 million.
64 -
Effective December 2007, Rand Refinery Limited in South Africa (a subsidiary of the
Company) transferred parts of its premises that were no longer utilized (previously recognized as a tangible asset), to held for sale. On April 1, 2008, a sale agreement was concluded subject to achievement of the suspensive condition regarding rezoning of the land and transfer of title deeds. Rand Refinery Limited currently awaits the rezoning transfer notification from the municipal and deeds office in order to conclude the sales transaction.
1 1
Effective December 31, 2008, the 33.33 percent interest in the unincorporated joint venture in Boddington Gold Mine in Australia was classified as held for sale. The interest in
Boddington Gold Mine was previously recognized as a combination of tangible assets, goodwill, current assets and current and long-term liabilities. The Company agreed to sell the 33.33 percent interest, subject to conditions precedent, to Newmont Mining
Corporation.
On June 26, 2009, the Company announced that the sale had been completed in accordance with the sale agreement with all conditions precedent being met. A profit on disposal of $56 million was realized on the sale of Boddington. Refer to "Note 5  Costs and expenses: (Profit)/loss on sale of assets, realization of loans, indirect taxes and other".
- 739

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
ASSETS AND LIABILITIES HELD FOR SALE (continued)
2009
2008
$
$
As at December 31, 2009 and 2008 the carrying amounts of major classes of assets and liabilities classified as held for sale, included:
Cash and cash equivalents - 2
Trade and other receivables - 10
Inventories 3 2
Property, plant and equipment 70 651
Acquired properties 1 14
Goodwill - 103
Trade and other payables (3) (31)
Provision for environmental rehabilitation (6) (11)
Net assets 65 740
18.
OTHER CURRENT LIABILITIES
Deferred income 13 5
Deferred taxation. Refer to Note 7. 8 24
Pension and other post-retirement medical benefits. Refer to Note 27. 14 13
Accrual for power 18 24
Other (including accrued liabilities) 67 43
Unearned premiums - 27
$1.0 billion term facility fee accrual - 21
120 157
19.
OTHER NON-CURRENT LIABILITIES
Deferred income 5 7
Taxation. Refer to Note 7. 149 106
Other creditors 9 4
163 117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
LONG-TERM DEBT
2009                 2008
$
$
Unsecured
Syndicated loan facility ($1,150 million) - Drawn down in US and Australian dollars
(1)
1,025 842
Interest charged at LIBOR plus 0.4 percent per annum. Loan is repayable in December
2010 and is US dollar-based. The loan is subject to debt covenant arrangements for which no default event occurred.
3.5 % Convertible bonds
(2)
609 -
Fixed semi-annual coupon of 3.5 percent per annum. The bonds are convertible, at the holders’ option, into ADSs up to May 2014 and are US dollar-based. The bonds are convertible at an initial conversion price of $47.6126 per ADS.
2.375 % Convertible bonds
(3)
- 1,008
Fixed semi-annual coupon of 2.375 percent per annum. The bonds were convertible, at the holders’ option, into ADSs up to February 2009 and were US dollar-based. The bonds were convertible at a price of $65.00 per ADS. The bonds matured and were repaid on February 27, 2009.
2009 Term Facility
(4)
252 -
Interest is charged at a margin of 4.25 percent per annum over the higher of the applicable LIBOR and the lenders' cost of funds (subject to a cap of LIBOR plus 1.25 percent per annum). Loan is repayable on August 24, 2010 (extendable, if required, at the option of the Company until August 24, 2011) and is US dollar-based.
Santander Banespa
8 11
Interest is charged at LIBOR plus 1.45 percent per annum. Loan is repayable in quarterly installments terminating in September 2011 and is US dollar-based.
Santander Banespa
6 -
Interest is charged at 6 percent per annum. Loans are repayable in monthly installments terminating in November 2013 and April 2014 and are Brazilian real-
based.
Various US dollar-based loans and overdrafts with interest rates ranging from 3.72 percent per annum to 8.69 percent per annum were repaid during 2009.
- 48
Secured
Capital leases
Turbine Square Two (Proprietary) Limited
(5)
35 27
The leases are capitalized at an implied interest rate of 9.8 percent per annum. Lease payments are due in monthly installments terminating in March 2022 and are ZAR-
based. The buildings financed are used as security for these loans. Refer to Note 13.
Caterpillar Financial Services Corporation
(6)
16 -
Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in December 2014 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
LONG-TERM DEBT (continued)
2009
2008
$
$
Mazuma Capital Corporation
(7)
7 -
Interest charged at an average rate of 5.6 percent per annum. Loans are repayable in monthly installments terminating in November 2012 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 13.
Senstar Capital Corporation
- 3
Interest was charged at a weighted average rate of 6.6 percent per annum. Loans were repaid in monthly installments terminating in December 2009 and were US dollar-based. The equipment financed was used as security for these loans. Refer to Note 13.
CSI Latina Arrendamento Mercantil S.A.
(8)
1 1
Interest charged at a rate of 6.74 percent per annum. Loan is repayable in monthly installments terminating in February 2012 and is Brazilian real-based. The equipment financed is used as security for this loan. Refer to Note 13.
Total debt
1,959 1,940
Current maturities included in short-term debt.
1,292 1,067
Total long-term debt
667 873
Scheduled minimum total debt repayments are:
2010
1,292
2011
11
2012
7
2013
6
2014
611
Thereafter
32
1,959
The currencies in which the borrowings are denominated are as follows:
United States dollars
1,917 1,391
South African rands
35 27
Australian dollars
- 521
Brazilian real
7 1
1,959 1,940
Undrawn borrowing facilities as at December 31, 2009 are as follows:
Standard Chartered PLC (2009 Revolving Credit Facility) - US dollar 250 -
Syndicated loan facility ($1,150 million) – US dollar 125 327
FirstRand Bank Limited – US dollar 50 50
Absa Bank Limited – US dollar 42 42
Nedbank Limited – US dollar 2 2
FirstRand Bank Limited – rands 30 23
Standard Bank of South Africa Limited – rands 25 20
Nedbank Limited – rands 14 5
Absa Bank Limited – rands 4 3
542 472
(1)
Syndicated loan facility ($1,150 million)
Drawn down in US dollars and Australian dollars
1,025 838
Add: Accrued interest
- 4
1,025 842
In December 2007, the Company entered into a new three year $1,150 million unsecured syndicated borrowing facility, at a margin of 0.4 percent over LIBOR. A commitment fee of
0.12 percent per annum is payable on the undrawn portion of the facility. The three year
$1,150 million syndicated facility was used to repay a maturing facility of $700 million (repaid on
December 14, 2007) and is available for general corporate purposes. During the year ended
December 31, 2009, the Company drew down $985 million and repaid $899 million, respectively, under the $1,150 million syndicated facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
LONG-TERM DEBT (continued)
2009
2008
$
$
(2)
3.5% Convertible bonds
Senior unsecured fixed rate bonds
607 -
Add: Accrued interest
2 -
609 -
On May 22, 2009, the Company concluded an issue of convertible bonds, in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent convertible into ADSs of AngloGold
Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold
Ashanti Holdings Finance plc, a finance subsidiary wholly-owned by AngloGold Ashanti Limited, and were fully and unconditionally guaranteed by AngloGold Ashanti Limited. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend, loan or advances.
The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of a principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.
Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion.
The conversion features of the convertible bonds, which include the make whole premium
(“conversion features”), give rise to an embedded derivative instrument that is required to be accounted for separately in accordance with the FASB ASC guidance on derivatives and hedging.
Accordingly, the Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability, which was determined to be $142.2 million on
May 22, 2009, with subsequent changes in fair value recorded in earnings each period. As at
December 31, 2009, the fair value of the derivative liability was $174.8 million and the $32.6 million increase in fair value was recorded during the year ended December 31, 2009 as a non-hedge derivative loss. As a result of the separate accounting treatment for the conversion features, the carrying value of the convertible bonds on May 22, 2009 was $590.3 million. The difference between the initial carrying value and the stated value of the convertible bonds, $732.5 million, is being accreted to interest expense using the effective interest method over the 5 year term of the bonds, resulting in a carrying value as at December 31, 2009 of $609 million.
(3)
2.375% Convertible bonds
Senior unsecured fixed rate bonds
- 1,000
Add: Accrued interest
- 8
- 1,008
On February 27, 2004, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, issued $1.0 billion 2.375 percent guaranteed convertible bonds due
2009, convertible into ADSs. The bonds matured and were repaid on February 27,
2009, as mentioned below.
(4)
2009 Term Facility
Draw down
250 -
Add: Accrued interest
2 -
252 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
LONG-TERM DEBT (continued)
2009
2008
$
$
On November 20, 2008, AngloGold Ashanti Holdings plc entered into a $1.0 billion term loan facility agreement (the “Term Facility”). $1.0 billion on the Term Facility was drawn on February 26, 2009 to redeem the $1.0 billion 2.375 percent convertible bonds due February 27, 2009 upon its maturity.
On August 24, 2009, the Company completed an amendment to the Term Facility by prepaying an amount of $750 million and satisfying certain other conditions. As a result the balance of the Term
Facility has been converted into a new term loan of $250 million (the “2009 Term Facility”) and a new revolving credit facility of $250 million has been made available (the “2009 Revolving Credit Facility”). A commitment fee of 1.7 percent is payable quarterly in arrears on the undrawn portion of the 2009
Revolving Credit Facility. As of December 31, 2009, $nil million was drawn under the 2009 Revolving
Credit Facility.
The 2009 Term Facility and the 2009 Revolving Credit Facility will each mature on August 24, 2010
(extendable, if required, at the option of the Company until August 24, 2011) and will bear an interest margin of 4.25 percent per annum over the higher of the applicable LIBOR and the lenders’ cost of funds (subject to a cap of LIBOR plus 1.25 percent per annum).
Capital leases
(5)
Turbine Square Two (Proprietary) Limited
Capital leases are for specific periods, with terms of renewal but no purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009 and 2008,
Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $33 million and $26 million of assets under capital leases and $6 million and $3 million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in
Depreciation, depletion and amortization expense for all periods presented. The weighted average interest rate on the leases existing at December 31, 2009 is 9.8 percent. Payments are made monthly, including interest, through 2022.
(6)
Caterpillar Financial Services Corporation
Capital leases are for specific periods, with terms of renewal but no purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $16 million of assets under capital leases and $nil million of related accumulated depreciation. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for the year ended
December 31, 2009. The weighted average interest rate on the leases existing at
December 31, 2009 is 5.46 percent. Payments are made monthly, including interest, through 2014.
(7)
Mazuma Capital Corporation
Capital leases are for specific periods, with terms of renewal and purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $7 million of assets under capital leases and $1 million of related accumulated depreciation. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for the year ended
December 31, 2009. The average interest rate on the leases existing at December 31, 2009 is
5.6 percent. Payments are made monthly, including interest, through 2012.
(8)
CSI Latina Arrendamento Mercantil S.A.
Capital lease is for specific periods, with terms of renewal and purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009 and 2008, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $2 million and $1 million of assets under capital leases and $1 million and $nil million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for all periods presented. The average interest rate on the leases existing at December 31, 2009 is 6.74 percent. Payments are made monthly, including interest, through 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
LONG-TERM DEBT (continued)
2009
$
Future minimum lease payments under all the above capital leases together with the present value of minimum lease payments as of December 31, 2009 are:
2010
10
2011
10
2012
9
2013
7
2014
9
Thereafter
48
Total minimum lease payments
93
Less interest
34
Present value of net minimum lease payments
59
Less current portion
5
Long-term capital lease obligation
54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.
PROVISION FOR ENVIRONMENTAL REHABILITATION
2009
2008
$
$
Accrued environmental rehabilitation costs 385 302
Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused from establishing mining operations.
Decommissioning costs, representing obligations associated with the retirement of long-
lived assets that result from the acquisition, construction or normal operations of long-
lived assets, are accounted for in accordance with the FASB ASC guidance on asset retirement and environmental obligations. Decommissioning costs are further described in Note 5 – Asset retirement obligations.
Restoration costs
While the ultimate amount of rehabilitation is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, on an undiscounted basis, will be
$2,184 million which includes a total estimated liability of $93 million in respect of equity accounted joint ventures. Refer to Note 16. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations. Refer to Note 22.
The Company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund, the environmental protection bond as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.
COMMITMENTS AND CONTINGENCIES
2009
2008
$
$
Capital expenditure commitments
(1)
Contracts for capital expenditure
131 82
Authorized by the directors but not yet contracted for
1,683 632
1,814 714
Allocated for:
Project expenditure
- within one year
264 252
- thereafter
594 70
858 322
Stay in business expenditure
- within one year
705 349
- thereafter
251 43
956 392
(1)
Including commitments of $6 million (2008: $11 million) through contractual arrangements by equity accounted joint ventures.
Other contractual purchase obligations
(2)
- within one year
346 289
- thereafter
96 396
442 685
(2)
Other purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon. Amounts exclude purchase obligations of equity accounted joint ventures.
Summary of contracted uranium sales as at December 31, 2009
The Company had the following forward pricing uranium commitments:
Year
lbs (000)
(1)
Average
contracted
price ($/lbs)
2010
494 34.20
2011
494 35.06
2012 – 2013
988 36.38
(1)
Certain contracts allow the buyer to adjust the purchase quantity within a specified range.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.
COMMITMENTS AND CONTINGENCIES (continued)
2009
$
2008
$
Contingencies
Groundwater pollution – South Africa
The Company has identified groundwater contamination plumes at its Vaal River and
West Wits operations in South Africa, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken since 2002 to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
Deep ground water pollution – South Africa
The Company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
Sales tax on gold deliveries – Brazil
76 55
Mineração Serra Grande S.A. (“MSG”), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold
Ashanti Brazil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $47 million. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately $29 million. The Company believes both assessments are in violation of federal legislation on sales taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.
COMMITMENTS AND CONTINGENCIES (continued)
2009
$
2008
$
Other tax disputes – Brazil
25 18
MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case.
The Company’s attributable share of the assessment is approximately $8 million.
Subsidiaries of the Company in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17 million.
Withholding taxes – Ghana
9 -
AngloGold Ashanti (Ghana) Limited received a tax assessment for $9 million during
September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.
Contingent assets
Royalty – Boddington Gold Mine
As a result of the sale of the interest in the Boddington Gold Mine during 2009, the
Company is entitled to receive a royalty on any gold recovered or produced by the
Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty commences on July 1, 2010 and is capped at a total amount of $100 million.
Insurance claim – Savuka Gold Mine
On May 22, 2009, an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects that it is likely to exceed $40 million to be received during the first half of 2010.
Financial guarantees
Oro Group surety
13 11
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($13 million). The probability of the non-performance under the suretyships is considered minimal.
AngloGold Ashanti USA reclamation bonds
84 85
Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $84 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.
COMMITMENTS AND CONTINGENCIES (continued)
2009
$
2008
$
The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at December 31, 2009, the carrying value of these obligations amounted to $31 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold
Ashanti under its guarantee.
AngloGold Ashanti environmental guarantees
134 -
Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws.
Provision for environmental rehabilitation in the Company’s consolidated balance sheet as of December 31, 2009 includes an amount of $115 million for future costs, excluding premature closure costs. In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South
African mines not being able to meet such rehabilitation obligations. As at
December 31, 2009, the value of these obligations amounted to $134 million. The obligations will expire upon compliance with all provisions of the environment management program in terms of South African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by
AngloGold Ashanti under its guarantee.
Guarantee provided for term loan facility and revolving credit facility
252 -
AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold
Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc and the other guarantors under the 2009 Term Facility and the 2009 Revolving Credit Facility. The total amount outstanding under the 2009 Term Facility as of December 31, 2009 amounted to
$252 million and $nil under the 2009 Revolving Credit Facility.
Guarantee provided for syndicated loan facility
1,025 842
AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA
Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.15 billion syndicated loan facility. The total amount outstanding under this facility as of December 31, 2009 amounted to $1,025 million.
Guarantee provided for convertible bonds
735 1,008
AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.
COMMITMENTS AND CONTINGENCIES (continued)
2009
$
2008
$
The Company had guaranteed all payments and other obligations of AngloGold
Ashanti Holdings plc regarding the issued $1.0 billion 2.375 percent convertible bonds. The bonds matured and were repaid on February 27, 2009.
Hedging guarantees
370 325
The Company has issued gold delivery guarantees of $370 million to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited
and Cerro Vanguardia S.A. under their respective gold hedging agreements.
Ashanti Treasury Services Limited (“ATS”) hedging guarantees
443 987
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2009 the marked-to-market valuation of the ATS hedge book was negative $443 million.
Geita Management Company Limited (“GMC”) hedging guarantees
432 331
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At December 31, 2009 the marked-to-market valuation of the
GMC hedge book was negative $432 million.
The Company assesses the credit quality of counterparts at least on a quarterly basis. As of December 31, 2009, the probability of non-performance is considered minimal.
Vulnerability from concentrations
The majority of AngloGold Ashanti’s 63,364 employees (2008: 62,895, 2007: 61,522)
are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body that represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in July 2009, when the parties reached an agreement covering the period from July 1, 2009 to June 30, 2011.
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. Recoverable value added tax due from the
Tanzanian government to the Company amounts to $36 million at December 31,
2009 (December 31, 2008: $16 million). The amounts outstanding have been discounted to their present value at a rate of 7.82 percent.
Recoverable fuel duties from the Tanzanian government to the Company amount to $48 million at December 31, 2009 (December 31, 2008: $37 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. The amounts outstanding have been discounted to their present value at a rate of 7.82 percent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.
STOCKHOLDERS’ EQUITY
On May 15, 2009, shareholders approved the increase in the authorized common stock, from 400,000,000 shares of common stock to 600,000,000 shares of common stock of 25 ZAR cents each. At a general meeting held in 2006,
1,760,000 shares of common stock of 25 ZAR cents each were authorised for issue, at the discretion of the directors, to employee share schemes to be implemented in countries other than South Africa, where the Company has its operations. This authority lapsed on December 31, 2009.
During 2009, 8,757,259 shares of common stock were issued and 171,943 E shares of common stock were cancelled.
These issues and cancellations resulted in the movement year-on-year of 8,947,046 shares of common stock and
E shares as follows:
•    7,624,162 shares of common stock in the Company were issued as part of an equity offering completed on
September 8, 2009, amounting to $280 million net of costs, which funds were applied on the acquisition of an initial
35 percent interest in the Kibali gold project;
•    1,131,916 shares of common stock were issued on the exercise of options/awards granted in terms of the share incentive scheme for a consideration of $25 million;
•    1,181 shares of common stock were issued with a subscription value of $3 million in exchange for 171,943 E shares of common stock which were cancelled in accordance with the cancellation formula pertaining to the
Employee Share Ownership Plan; and
•    189,787 shares of common stock with a subscription value of $7 million were transferred from the Employee Share
Ownership Plan to exiting employees pursuant to the rules of the scheme.
During 2008, 76,025,939 shares of common stock were issued and 173,289 E shares of common stock were cancelled. These issues and cancellations resulted in the movement year-on-year of 76,083,700 shares of common stock and E shares as follows:
•    69,470,442 shares of common stock in the Company were issued as part of the rights offer completed on
July 11, 2008, amounting to $1,666 million, which funds were applied primarily to reduce the hedge book;
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
During 2007, 1,221,318 shares of common stock and 94,230 E shares of common stock were issued while
139,770 E shares of common stock were cancelled. These issues and cancellations resulted in the movement year-
on-year of 1,236,498 shares of common stock and the net cancellation of 45,540 E shares of common stock as follows:
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.
STOCKHOLDERS’ EQUITY (continued)
At the annual general meeting of shareholders held on May 15, 2009, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purpose and on such terms as they may in their discretion determine, up to a maximum of 5 percent of the total number of common stock of 25 ZAR cents each in the issued share capital of the Company from time to time. During 2009, a total of 7,624,162 shares of common stock were issued under this authority. Shareholders will be asked to renew this authority at the forthcoming annual general meeting to be held on May 7, 2010.
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
24.
FAIR VALUE MEASUREMENTS
The Company adopted the updated FASB ASC guidance on fair value measurements and disclosures for the
Company’s non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis as of
January 1, 2009, with no material impact on the Company’s financials. During the third quarter of 2009, the Company fully impaired the oxide treatment plant at Obuasi. See “Note 5  Costs and expenses: Impairment of assets” for additional information. During the current year the Company transferred certain assets to “held for sale” and accordingly measured them at fair value less estimated costs to sell. Refer to Note 17. During 2009, the Company also measured certain investments in equity accounted joint ventures at fair value. Refer to Note 16.
An impairment loss on the investment in B2Gold of $12 million was recognized in the third quarter of 2009 in the income statement. See “Note 5  Costs and expenses: Loss/(profit) on sale of assets, realization of loans, indirect taxes and other” for additional information. Since the third quarter, the fair value of B2Gold has increased and an unrealized gain of $21 million pertaining to the investment is included in accumulated other comprehensive income as of December 31, 2009.
The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
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
The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following table sets out the Company’s financial assets and (liabilities) measured on a recurring basis at fair value, by level within the hierarchy as at December 31, 2009 (in US Dollars, millions):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.
FAIR VALUE MEASUREMENTS (continued)
Items measured at fair value on a recurring basis
Description
Level 1
Level 2
Level 3
Total
Cash and cash equivalents 1,100 1,100
Marketable equity securities 111 111
Derivatives, net (2,195) (2,195)
Embedded derivative (1) (1)
Warrants on shares 5 5
Option component of convertible bonds (175) (175)
The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.
The Company’s marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.
The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Options associated with marketable equity securities and the conversion features of convertible bonds are included as derivatives on the balance sheet. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs are observable. Such instruments are typically classified within Level 2 of the fair value hierarchy.
Items measured at fair value on a non-recurring basis
During the third quarter of 2009, the Company fully impaired the oxide treatment plant at Obuasi, resulting in a loss of
$4 million which is included in earnings for the period. During the current year long-lived assets with a carrying value of
$68 million were transferred to assets held for sale and were written down to fair value less costs to sell of $64 million.
Refer to Note 17. In addition, during 2009 investments in equity accounted joint ventures with a carrying value of $24 million were written down to fair value of $15 million. Refer to Note 16. This resulted in a loss of $13 million which is included in earnings for the period. Fair values of these assets were based on sales agreements with third parties and as such are classified within Level 2 of the fair value hierarchy.
Fair value/fair
value less
costs to sell
(on held for
sale)
Level 1
Level 2
Level 3
Total
gain/(loss)
Description
$
$
$
$
$
Long-lived assets held and used
(1)
- (4)
Long-lived assets held for sale
64 64 (4)
Equity accounted joint ventures
15 15 (9)
79 79 (17)
(1)
Write-off of oxide treatment plant at Obuasi.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.
FINANCIAL RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company enters into derivative transactions and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes. Although all derivative transactions executed by the Company serve to economically manage the
Company’s risk to the market factors discussed above, not all such derivatives qualify for hedge accounting treatment, including instances whereby management has elected to not designate such derivatives as part of a qualifying hedge accounting relationship.
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
A number of products, including derivatives are used to satisfy these objectives. Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the year was $5 million (2008: $8 million;
2007: $10 million). Of the contracts accounted for as cash flow hedges, contracts with a fair value of $37 million (2008:
$123 million; 2007: $194 million), a liability at December 31, 2009 are expected to be reclassified from accumulated other comprehensive income and recognized as a reduction in product sales or as an adjustment to depreciation expense pertaining to capital expenditure during 2010.
A loss on non-hedge derivatives of $1,452 million was recorded in 2009 (2008: $258 million; 2007: $808 million). See
“Note 5 – Cost and expenses: Non-hedge derivative loss” for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Gold price risk management activities
Gold derivative instruments are denominated in South African rands, US dollars and Australian dollars. The derivative instruments utilized are forward sale and purchase contracts, purchased and sold put options, and purchased and sold call options. The mix of derivative instruments, the volume of production hedged and the tenor of the hedge book is continuously reviewed in light of changes in operational forecasts, market conditions and the Company’s hedging policy as set by the board of directors. The Company’s reserve and financial strength has allowed it to arrange unmargined credit lines with counterparts.
Some of the instruments described above are designated and accounted for as cash flow hedges. The remaining cash flow hedged forecast transactions are expected to occur during 2010, in line with the maturity date of the hedging instrument.
Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of net outstanding forward sales type contracts at the end of 2009 was 571kg (2008: 39,990kg). The volume of outstanding net call options sold was 120,594kg (2008: 146,542kg) and the volume of outstanding net put options sold was 27,071kg (2008: 16,963kg).
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date. The Company’s risk in selling gold call options is unlimited but mitigated by the fact that the Company produces the commodity required by the option contract and can partially offset any loss resulting from sold call options via the sale of production in the open market.
The fair value of early termination options as at December 31, 2009 amounted to $nil (December 31, 2008:
$498 million) as these options were part of the hedge buy-back effected during July 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Rights offer and hedge buy-backs
During 2008, the Company communicated a board approved strategy to begin reducing its outstanding gold derivatives position in order to be more exposed to spot gold prices. The Company also communicated that it would begin considering alternatives to reduce its outstanding gold derivatives position in future periods.

The principal purpose of the rights offer concluded during July 2008 was to provide additional financial resources to improve the Company’s financial flexibility. In particular, the net proceeds allowed the Company to significantly restructure and reduce its gold derivatives position, which has adversely affected financial performance in recent years, while also being able to continue to fund the Company’s principal development projects and exploration growth initiatives. The Company capitalized on a weaker gold market during 2008 in executing a combination of early cash and physical settlement of a portion of its non-hedge derivative contracts (which had been recorded at fair value in the
Company’s financial statements, with changes in such fair value recorded in the income statement), originally scheduled to mature in years 2008 to 2010.
During July 2009, the Company also embarked on a hedge buy-back that resulted in the accelerated cash settlement of both non-hedge and forward gold contracts qualifying for the NPSE. See “Note 5 – Cost and expenses: Non-hedge derivative loss” for additional information relating to this transaction, including its impact on the 2009 consolidated financial statements.
The Company has therefore been able to make substantial progress in the reduction of its gold derivatives position, and although its results of operations and cash flows for 2008 and 2009 were adversely impacted given the early cash settlement of non-hedge derivatives and certain NPSE contracts with low contracted sales prices, respectively, committed ounces have been reduced to 3.90 million ounces as at December 31, 2009 (December 31, 2008:
5.99 million committed ounces). During the year ended December, 2009, the Company also continued to deliver into hedge commitments, as part of its strategy to reduce its overall hedge position and increase exposure to spot gold prices. The combination of the early cash settlement and physical delivery against derivatives contracts will allow the
Company to benefit from improved participation in the spot gold price in future periods, earlier than anticipated.
Net delta open hedge position as at December 31, 2009
The Company has an established practice of actively managing its hedged commitments under changing market circumstances.
As of December 31, 2009, the hedge book reflected a net delta tonnage position of 3.49 million ounces (108 tonnes).
As of December 31, 2008, the hedge book reflected a net delta tonnage position of 5.22 million ounces (162 tonnes).
The marked-to-market value of all hedge transactions making up the hedge positions as at December 31, 2009 was a liability of $2,175 million, which represents a decrease of $280 million from a liability of $2,455 million as at
December 31, 2008. This value was based on a gold price of $1,102 per ounce, exchange rates of $1 = R7.435 and
A$1 = $0.8967 and the prevailing market interest rates and volatilities at December 31, 2009. The values as at
December 31, 2008 were based on a gold price of $872 per ounce, exchange rates of $1 = R9.4550 and A$1 =
$0.6947 and the prevailing market interest rates and volatilities at that date.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the theoretical cost of exiting all hedge contracts at the time of valuation, at market prices and rates available at that time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
The Company had the following net forward pricing commitments outstanding against future production as at December 31, 2009.
Year
2010
2011
2012
2013
2014
2015
Total
DOLLAR GOLD
Forward contracts Amount (kg)
*
(13,534)
1,866 3,810 3,717 2,846
*
(1,295)
$ per oz
*
$909
$227 $418 $477 $510
*
$5,457
Put options sold Amount (kg)
14,801 4,603 2,659 1,882 1,882
25,827
$ per oz
$929 $623 $538 $440 $450
$764
Call options sold Amount (kg)
33,137 24,161 25,238 17,857 21,165 902
122,460
$ per oz
$619 $554 $635 $601 $604 $670
$605
RAND GOLD
Forward contracts Amount (kg)
*
(1,244)
*
(1,244)
Rand per kg
*
R 232,225
*
R 232,225
Put options sold Amount (kg)
1,244
1,244
Rand per kg
R 240,354
R 240,354
Call options sold Amount (kg)
1,244
1,244
Rand per kg
R 262,862
R 262,862
AUD DOLLAR GOLD
Forward contracts Amount (kg)
3,110
3,110
A$ per oz
A$646
A$646
Call options purchased Amount (kg)
3,110
3,110
A$ per oz
A$712
A$712
Delta (kg)
(13,582) (24,567) (26,855) (20,278) (22,383) (817)
(108,482)
**
Total net gold:
Delta (oz)
(436,666) (789,849) (863,406) (651,962) (719,638) (26,258)
(3,487,779)
Hedge delta as a percentage of current
production levels (%)***
9%
17%
19% 14% 16% 1%
*
Represents a net long gold position and net short US Dollars/rands position resulting from both forward sales and purchases for the period.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at
December 31, 2009.
***
Weighted average percentage based on 2009 full year production of 4,599,000 ounces.
Year
2010
GOLD LEASE RATE SWAPS
Amount (oz)
100,000
Gold borrowing cost associated with forward contracts
(1)
Interest rate %
2.05
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
As at December 31, 2009, the Company had no open forward exchange or currency option contracts in its currency hedge position.

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
The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the company.
Cash and loans advanced maturity profile
2009
2008
Maturity date
Currency
Fixed rate
investment
amount
(million)
Effective
rate %
Floating rate
investment
amount
(million)
Effective
rate %
Fixed rate
investment
amount
(million)
Effective
rate %
Floating rate
investment
amount
(million)
Effective
rate %
All less than one year
USD
506
0.29
178
0.13
166
2.48
121
1.95
ZAR
1,135
7.03
839
6.38
930
11.50
668
10.84
AUD
-
-
13
3.52
-
-
-
-
EUR
-
-
1
0.50
-
-
-
-
CAD
-
-
1
0.08
-
-
-
-
HKD
-
-
1
0.01
-
-
1
2.25
BRL
-
-
152
10.20
-
-
144
13.52
ARS
-
-
4
10.23
-
-
5
12.50
NAD
-
-
-
-
155
11.58
96
9.40
Borrowings maturity profile
Between
Between
Within one year
one and two years
two and five years
After five years
Total
Currency
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
amount
(million)
$
1,290
2.3
9
3.5
618
3.5
-
-
1,917
ZAR
2
9.8
2
9.8
14
9.8
240
9.8
258
BRL
3
6.1
3
6.0
5
6.0
-
-
11
Interest rate risk
Fixed for less than one year
Fixed for between one and three
years
Fixed for greater than three years
Total
Currency
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
Amount
(million)
Effective
Rate
%
Borrowings
amount
(million)
$
1,290
2.3
11
3.5
616
3.5
1,917
ZAR
2
9.8
5
9.8
251
9.8
258
BRL
3
6.1
5
6.0
3
6.0
11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Non-performance risk
Realization of contracts is dependent upon the counterparts’ performance. The Company has not obtained collateral or other security to support financial instruments subject to non-performance risk, but regularly monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions and believes that little to no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied to each counterpart. Where possible, management puts
ISDA netting agreements in place.
The combined maximum credit exposure at the balance sheet date amounts to $335 million (2008: $571 million).
Credit risk exposure netted by counterparts amounts to $104 million (2008: $207 million). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.
The combined maximum credit risk exposure of the Company as at December 31, 2009 is as follows.
At December 31,
2009
$
Forward sales type agreements - commodity
283
Option contracts - commodity
47
Warrants on shares
5
335
The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the
Company, respectively, as at December, 2009.
The table below provides a summary of the number, type and credit quality of AngloGold Ashanti's hedge counterparts.
Number of Counterparts
Type
Credit Rating (Fitch)
4
International Bank
AA
10
International Bank
AA-
9
International Bank
A+
1
International Bank
A
2
International Bank
A-
1
International Bank
BBB+
1
South African Bank
AAA(zaf)
3
South African Bank
AA(zaf)
1
South African Bank
A+(zaf)
6
Brazilian Bank
AAA(bra)
4
Brazilian Bank
AA+(bra)
1
Brazilian Bank
AA(bra)
1
Brazilian Bank
A+(bra)
1
Brazilian Bank
A(bra)
1
Trade Finance House
Not rated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Due to the inability of a single counterpart to accept the physical delivery of gold under the terms of NPSE designated forward contracts expiring in April through June 2008, the Company cash settled such contracts with this counterpart during that period. In 2008, the Company also reclassified all remaining outstanding contracts with this counterpart from the NPSE category to the “non-hedge derivatives” category as they no longer qualified for the exemption permitted by the FASB ASC guidance on derivatives and hedging. See “Note 5 – Cost and expenses: Non-hedge derivative loss” for additional information.
The Company has not experienced and does not anticipate non-performance by any other counterparts.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at December 31, 2009 and 2008, are as follows (assets (liabilities)):
December 31, 2009
December 31, 2008
Carrying
Carrying
amount
Fair Value
amount
Fair Value
$
$
$
$
Cash and cash equivalents
1,100 1,100 575 575
Restricted cash
65 65 44 44
Short-term debt
(1,292) (1,292) (1,067) (1,048)
Long-term debt
(667) (889) (873) (873)
Derivatives
(1)
(2,366)
(2,366)
(1,317)
(2,497)
(1)
Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet NPSE contracts in 2008.
The following is the fair value of the derivative (liabilities)/assets split by accounting designation:
December 31, 2009
Assets
Balance Sheet location
Cash flow
hedge
accounted
Non-hedge
accounted
Total
$
$
$
Forward sales type agreements - commodity
Current assets - derivatives
- 283 283
Option contracts - commodity Current assets - derivatives
- 47 47
Total hedging contracts
- 330 330
Warrants on shares Non-current assets - derivatives
- 5 5
Total derivatives
- 335 335

December 31, 2009
Liabilities
Balance Sheet location
Cash flow
hedge
accounted
Non-hedge
accounted
Total
$
$
$
Forward sales type agreements - commodity
Current liabilities - derivatives
(37) (441) (478)
Option contracts - commodity
Current liabilities - derivatives
- (2,034) (2,034)
Interest rate swaps – Gold
Current liabilities - derivatives - (13) (13)
Total hedging contracts
(37) (2,488) (2,525)
Embedded derivatives
Non-current liabilities - derivatives
- (1) (1)
Option component of convertible bonds Non-current liabilities - derivatives
- (175) (175)
Total derivatives
(37) (2,664) (2,701)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
December 31, 2008
Assets
Balance Sheet location
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
$
$
$
$
Forward sales type agreements - commodity
Current assets - derivatives
-
-
468
468
Option contracts - commodity
Current assets - derivatives
-
-
56
56
Forward sales agreements - currency
Current assets - derivatives
-
-
25
25
Option contracts - currency
Current assets - derivatives
-
-
6
6
Interest rate swaps – Gold
Current assets - derivatives
-
-
15
15
Total hedging contracts
-
-
570
570
Warrants on shares
Current assets - derivatives
-
-
1
1
Total derivatives
-
-
571
571
December 31, 2008
Liabilities
Balance Sheet location
Normal sale
exempted
(1)
Cash flow
hedge
accounted
Non-hedge
accounted
Total
$
$
$
$
Forward sales type agreements - commodity
Non-current liabilities - derivatives
-
(25)
(105)
(130)
Forward sales type agreements - commodity
Current liabilities - derivatives
(622)
(121)
(311)
(1,054)
Option contracts - commodity
Current liabilities - derivatives
(534)
-
(1,311)
(1,845)
Forward sales agreements - currency
Current liabilities - derivatives
-
(1)
(9)
(10)
Option contracts - currency
Current liabilities - derivatives
-
-
(5)
(5)
Interest rate swaps – Gold
Current liabilities - derivatives
(24)
-
-
(24)
Total derivatives
(1,180)
(147)
(1,741)
(3,068)
(1)
NPSE exempted contracts not reported on balance sheet.

The derivative assets (liabilities) are stated after taking into consideration the impact of credit risk adjustment totaling $150 million as of December 31, 2009 (2008: $227 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Non-hedge derivative gain/(loss) recognized

Year ended December 31, 2009

Location of gain/(loss) in income statement $
Realized
Forward sales type agreements - commodity
Non-hedge derivative gain/(loss)
(535)
(1)
Option contracts - commodity
Non-hedge derivative gain/(loss)
(144)
(1)
Forward sales agreements - currency
Non-hedge derivative gain/(loss)
107
Option contracts - currency
Non-hedge derivative gain/(loss)
12
Interest rate swaps - Gold
Non-hedge derivative gain/(loss)
16
(544)

Unrealized
Forward sales type agreements - commodity
Non-hedge derivative gain/(loss)
(188)
(2)
Option contracts - commodity
Non-hedge derivative gain/(loss)
(648)
(2)
Forward sales agreements - currency
Non-hedge derivative gain/(loss)
(15)
Option contracts - currency
Non-hedge derivative gain/(loss)
(3)
Interest rate swaps - Gold
Non-hedge derivative gain/(loss)
(25)
(2)
Option component of convertible bonds
Non-hedge derivative gain/(loss)
(33)
Embedded derivatives
Non-hedge derivative gain/(loss)
(1)
Warrants on shares
Non-hedge derivative gain/(loss)
5
(908)

Loss on non-hedge derivatives
(1,452)
(1)
Includes $580 million loss related to accelerated settlement of contracts previously designated as NPSE.
(2)
Includes $556 million loss related to re-designation of contracts formerly qualifying for the NPSE designation.
Other comprehensive income
Year ended December 31, 2009
Cash flow
hedges, before
tax
Cash flow hedges removed from
equity, before tax
Hedge ineffectiveness, before tax
$
$
$
Gain/(loss)
recognized in
accumulated
other
comprehensive
income (effective
portion)
Location of
(gain)/loss
reclassified from
accumulated other
comprehensive
income into
income (effective
portion)
Amount of
(gain)/loss
reclassified from
accumulated
other
comprehensive
income into
income (effective
portion)
Location of (gain)/loss
recognized in income
(ineffective portion)
Amount of
(gain)/loss
recognized in
income
(ineffective
portion)
Forward sales type agreements
- commodity
(16)
Product sales
137
Non-hedge derivatives
gain/(loss)
5
Forward sales agreements -
currency
(1)
Depreciation
-
Non-hedge derivatives
gain/(loss)
-
(17)
137
5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Other comprehensive income
Accumulated other
comprehensive income
as of January 1, 2009
Changes in fair
value recognised
in 2009
Reclassification
adjustments
Accumulated other
comprehensive income
as of December 31, 2009
$
$
$
$
Derivatives designated as
Gold sales
(178)
(16)
142
(52)
Capital expenditure
(2)
(2)
1
(3)
Before tax totals
(180)
(18)
143
(55)
(1)
After tax totals
(112)
(13)
103
(22)
Accumulated other
comprehensive income
as of January 1, 2008
Changes in fair
value recognised
in 2008
Reclassification
adjustments
Accumulated other
comprehensive income
as of December 31, 2008
$
$
$
$
Derivatives designated as
Gold sales
(312)
(87)
221
(178)
Capital expenditure
-
(2)
-
(2)
Before tax totals
(312)
(89)
221
(180)
(1)
After tax totals
(216)
(61)
165
(112)
(1)
Includes cumulative net translation differences of $18 million (2008: $33 million) resulting from the revaluation and settlement of non US dollar denominated cash flow hedge contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Maturity profile of on-balance sheet derivatives, at carrying value
Total
$
2009
Assets
$
Liabilities
$
Amounts to mature within twelve months of balance sheet date
(2,195)
330
(2,525)
Amounts maturing between one and two years
5
1
5
-
Amounts maturing between two and five years
(175)
-
(175)
Amounts to mature thereafter
(1)
-
(1)
Total
(2,366)
335
(2,701)
Total
$
2008
Assets
$
Liabilities
$
Amounts to mature within twelve months of balance sheet date
(1,187)
571
(1,758)
Amounts maturing between one and two years
(49)
-
(49)
Amounts maturing between two and five years
(81)
-
(81)
Total
(1,317)
571
(1,888)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and short-term debt
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Long-term debt
The fair value of the convertible bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.
Derivatives
The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market prices and credit risk for the contracts at December 31, 2009 and 2008. The Company uses the Black-Scholes option pricing formula to value option contracts. The amounts disclosed in 2008 include those contracts accounted for as normal purchase and sale exemption derivatives.
Sensitivity analysis
Derivatives
A principal part of the Company's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors, including commodity prices, foreign exchange rates and interest rates under varying scenarios. Additionally the Company’s management of risk is to monitor the sensitivity of the convertible bonds to changes in AngloGold Ashanti Limited’s share price and warrants on shares.
The following table discloses the approximate sensitivities, in US dollars, of the fair value of the hedge book, warrants on shares and the convertible bonds to key underlying factors at December 31, 2009 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
The table sets out the impact on the fair value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from January 1, 2010. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.
FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
2009
Change in
underlying
factor (+)
Cash flow
hedge
accounted
Non-hedge
accounted
Total change in
fair value
$ $ $
Hedge book
Currency(R/$) Spot(+R1) - 2 2
Currency(A$/$) Spot(+A$0.25) -
2 2
Gold price($/oz) Spot(+$250) (12) (903) (915)
USD interest rate (%) IR(+0.1%) -
(4) (4)
Gold interest rate (%) IR(+0.1%) -
11 11
Convertible bonds
AngloGold Ashanti Limited share price (US$) Spot (+$1) -
(9) (9)
Warrants on shares
B2Gold Corporation share price (C$) Spot (+C$0.1) -
1 1
2009
Change in
underlying
factor (-)
Cash flow
hedge
accounted
Non-hedge
accounted
Total change in
fair value
$ $ $
Hedge book
Currency(R/$) Spot(-R1) - (6) (6)
Currency(A$/$) Spot(-A$0.25) - (2) (2)
Gold price($/oz) Spot(-$250) 12 789 801
USD interest rate (%) IR(-0.1%) - 4 4
Gold interest rate (%) IR(-0.1%) - (11) (11)
Convertible bonds
AngloGold Ashanti Limited share price (US$) Spot (-$1) - 9 9
Warrants on shares
B2Gold Corporation share price (C$) Spot (-C$0.1) -
(1) (1)
IR represents interest rate.
26.
ADDITIONAL CASH FLOW INFORMATION
2009
$
2008
$
2007
$
Reported in the statements of consolidated cash flows:
Interest paid
111 93 71
Taxation paid
147 125 180
Non-cash items not reported in the statements of consolidated cash flows:
Shares issued to acquire Golden Cycle Gold Corporation

Shares issued to acquire São Bento Gold Company Limited

Exercise of share entitlements 20 16 7
Foreign exchange transaction gain/(loss)
(1)
103 7 (10)
(1)
Foreign exchange transaction gain/(loss) included in Interest, dividends and other amounts to $112 million (2008: $4 million and 2007: $(1) million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.
PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS
The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants.
Defined benefit plans
The retirement schemes as at December 31, 2009, 2008 and 2007, consists of the following which reflects the following provision values:
2009
2008
2007
$
$
$
AngloGold Ashanti Pension Fund (asset)/liability
(5)
11
(36)
Post Retirement medical scheme for AngloGold Ashanti South African employees
149
115
168
Other defined benefit plans
10
11
9
Sub Total
154
137
141
Transferred to other non-current assets
AngloGold Ashanti Pension Fund
5
-
36
Post-retirement medical scheme for Rand Refinery employees
2
2
3
Short-term portion transferred to other current liabilities
(14)
(13)
(13)
Total Provision
147
126
167

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.
PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)
South Africa defined benefit pension fund
The plan is evaluated by independent actuaries on an annual basis as at December 31. The valuation as at
December 31, 2009 was completed at the beginning of 2010. The previous statutory valuation had an effective date of
December 31, 2005, and was completed in June 2006. The statutory valuation effective December 31, 2008 is in the process of being finalized and will be submitted to the Registrar of Pension Funds during the first half of 2010. The next statutory valuation will have an effective date no later than December 31, 2011. The accumulated benefit obligation at
December 31, 2009 is $230 million.
All South African pension funds are governed by the Pension Funds Act of 1956 as amended.
Information with respect to the defined benefit fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:
Pension benefits
2009
2008
2007
$
$
$
Change in benefit obligation
Benefit obligation at January 1,
199
257
224
Service cost
6
6
7
Interest cost
16
17
18
Plan participants’ contributions
2
2
2
Actuarial (gain)/loss
(2)
16
11
Increase as a result of transfers into the fund
-
-
1
Benefits paid
(8)
(24)
(12)
Translation
56
(75)
6
Benefit obligation at December 31,
269
199
257
Change in plan assets
Fair value of plan assets at January 1,
188
293
262
Actual return on plan assets
32
(7)
27
Company contributions
5
5
6
Plan participants’ contributions
2
2
2
Increase as a result of transfers into the fund
-
-
1
Benefits paid
(8)
(24)
(12)
Translation
55
(81)
7
Fair value of plan assets at December 31,
274
188
293
Funded status at end of year
5
(11)
36
Net amount recognized
5
(11)
36
Components of net periodic benefit cost
Service cost
6
6
7
Interest cost
16
17
18
Actuarial gains and losses
(14)
49
12
Expected return on assets
(20)
(26)
(28)
Net periodic benefit cost
(12)
46
9
Assumptions
Weighted-average assumptions used to determine benefit obligations at
December 31,
Discount rate
9.25%
7.25%
8.25%
Rate of compensation increase
(1)
7.50%
5.25%
6.00%
Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,
Discount rate
9.25%
7.25%
8.25%
Expected long-term return on plan assets
10.63%
9.28%
11.14%
Rate of compensation increase
(1)
7.50%
5.25%
6.00%
Pension increase
4.95%
3.60%
4.73%
(1)
The short-term compensation rate increase is 7% (2008: 10%) and the long-term compensation rate increase is 7.50% (2008: 5.25%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.
PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)
The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.
Pension benefits
2009
2008
%
%
Plan assets
AngloGold Ashanti’s pension plan asset allocations at December 31, 2009 and 2008, by asset category are as follows:
Asset category
Equity securities
60%
58%
Debt securities
32%
37%
Other
8%
5%
100%
100%
Fair value of plan assets
2009
2008
$
$
Domestic equity security
128 81
Foreign equity securities
36 28
Domestic fixed interest bonds
76 60
Foreign fixed interest bonds
12 10
Property
3 -
Cash
19 9
274 188
Fair value is based on quoted market prices as at December 31, 2009 and 2008. The value of the securities in the Company’s employee pension plans have been adversely impacted by market volatility in 2008. The declines had a substantial impact on the funded status of the plans in 2008.
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
2009
2008
No. of
Percentage of
Fair Value
No. of
Percentage of
Fair Value
Shares
total assets
$
Shares
total assets
$
Related parties
Investments held in related parties are
summarized as follows:
Equity securities
AngloGold Ashanti Limited
296,410
4.5%
12
115,970
1.6%
3
Other investments exceeding 5% of
total plan assets
Equities
Sasol Limited
424,680
6.2%
17
-
SABMiller Plc
759,600
8.0%
22
-
Bonds
IFM Corporate Bond Unit Trust
158,630,977
7.3%
20
117,299,950
6.6%
12
Allan Gray Orbis Global Equity Fund
312,715
13.0%
36
316,082
13.4%
25
95
37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.
PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)
Cash flows
Contributions
The Company expects to contribute $6 million (2009: $4 million) to its pension plan in 2010.
$
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2010
17
2011
17
2012
17
2013
17
2014
17
2015 – 2019
91
South Africa post-retirement medical benefits
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last actuarial valuation was performed at December 31, 2009.
Information with respect to the defined benefit liability, which includes post-retirement medical benefits for AngloGold
Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:
Other benefits
2009
2008
2007
$
$
$
Change in benefit obligation
Benefit obligation at January 1,
115
168
159
Service cost
-
1
1
Interest cost
9
11
12
Benefits paid
(10)
(11)
(11)
Actuarial loss/(gain)
4
(8)
1
Translation
31
(46)
6
Benefit obligation at December 31,
149
115
168
Unfunded status of the end of the year
(149)
(115)
(168)
Net amount recognized
(149)
(115)
(168)
Components of net periodic benefit cost
Service cost
-
1
1
Interest cost
9
11
12
Actuarial gains and losses
4
(8)
1
13
4
14
The assumptions used in calculating the above amounts are:
Discount rate
9.25%
7.25%
8.25%
Expected increase in health care costs
7.00%
5.50%
6.75%
Assumed health care cost trend rates at December 31,
Health care cost trend assumed for next year
7.00%
5.50%
6.75%
Rate to which the cost trend is assumed to decline (ultimate trend rate)
7.00%
5.50%
6.75%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:
1-percentage point
1-percentage point
increase
decrease
Effect on total service and interest cost
2
(1)
Effect on post-retirement benefit obligation
16
(14)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.
PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)
Cash flows
Post-retirement medical plan
The Company expects to contribute $14 million (2009: $22 million) to the post-retirement medical plan in 2010.
$
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2010
14
2011
14
2012
14
2013
15
2014
15
2015 – 2019
74
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
Information in respect of other defined benefit plans for the years ended December 31, 2009, 2008 and 2007 have been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost as follows:
Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:
2009
2008
2007
$
$
$
Change in benefit obligations
Balance at January 1,
17
18
19
Interest cost
-
-
1
Benefits paid
(1)
(1)
(1)
Translation
2
-
(1)
Balance at December 31,
18
17
18
Change in plan assets
Fair value of plan assets at January 1,
6
9
8
Actual return on plan assets
-
(1)
-
Translation
2
(2)
1
Fair value of plan assets at December 31,
8
6
9
Unfunded status at end of year
(10)
(11)
(9)
Net amount recognized
(10)
(11)
(9)
Components of net periodic benefit cost
Interest cost
-
-
1
Actuarial gains and losses
-
1
-
-
1
1

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
$
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2010
1
2011
1
2012
1
2013
1
2014
1
2015 – 2019
5
Defined contribution funds
Contributions to the various retirement schemes are fully expensed during the year and the cost of contributions to retirement benefits for the year amounted to $53 million (2008: $49 million, 2007: $51 million).
Australia (Sunrise Dam)
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the
Company of all these contributions amounted to $4 million (2008: $3 million
(1)
, 2007: $3 million
(1)
).
(1)
Including Boddington.
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old
Mutual Insurance Company. Both the Company and the employees contribute to this fund. The cost of providing retirement benefits for the year amounted to $1 million (2008: $1 million, 2007: $1 million).
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security
Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the Company also makes a contribution on the employee’s behalf to the same fund. On leaving the Company, employees may withdraw their contribution from the fund. From July 2005, the Company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The
Company makes no contribution towards any retirement schemes for contracted expatriate employees. The Company contributes to the NSSF on behalf of expatriate employees. On termination of employment the Company may apply for a refund of contributions from the NSSF.
North America (Cripple Creek & Victor)
AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti USA. AngloGold Ashanti
USA's contributions were $2 million (2008: $2 million, 2007: $1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.
PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)
South America (AngloGold Ashanti Brasil Mineração, Cerro Vanguardia and Serra Grande)
The AngloGold Ashanti Limited South America region operates defined contribution arrangements for their employees in Brazil. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de Beneficio Livre) fund, similar to the American 401 (k) type of plan was started in December 2001. Administered by Bradesco Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the Company in the country. Employees in Argentina contribute 11 percent of their salaries towards the Argentinean government pension fund. The Company makes a contribution of 17 percent of an employee’s salary on behalf of employees to the same fund. Contributions amounted to $1 million (2008: $3 million, 2007: $5 million).
Ghana and Guinea (Iduapriem, Obuasi and Siguiri)
The Company’s mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invested mainly in Ghana and Guinea government treasury instruments, fixed term deposits and other investments. The costs of these contributions for the year amounted to $4 million (2008: $4 million, 2007: $4 million).
South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona)
South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the Company's assets. The cost of providing these benefits amounted to
$41 million (2008: $36 million, 2007: $36 million).
28.
SEGMENT AND GEOGRAPHICAL INFORMATION
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2009, the
Company’s Chief Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Individual members of the
Executive Management team are responsible for geographic regions of the business. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this.
Year ended December 31
2009
2008
2007
Business segment data
$
$
$
Revenues
Revenues from product sales:
Southern Africa 1,420 1,025 1,524
Continental Africa 1,196 866 1,084
Australasia 291 214 378
North America 164 123 179
South America 528 370 452
3,599 2,598 3,617
Less: Equity method investments included above
(358) (186) (278)
Plus/less: Loss/(gain) on realized non-hedge derivatives included above 543 1,243 (291)
Total revenues from product sales 3,784 3,655 3,048

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.
SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Year ended December 31
2009
2008
2007
Business segment data
$
$
$
Depreciation and amortization expense
Southern Africa 283 260 307
Continental Africa 205 247 217
Australasia 38 47 54
North America 23 31 32
South America 88 76 68
637 661 678
Less: Equity method investments included above (22) (46) (23)
Total depreciation and amortization expense 615 615 655
Segment income/(loss)
Southern Africa
589 479 293
Continental Africa
184 (578) (95)
Australasia
(15) (22) 132
North America
53 138 1
South America 282 102 136
Other, including Corporate and Non-gold producing subsidiaries
(133) (89) (82)
Total segment income 960 30 385
Reconciliation of segment income to Net loss - attributable to
AngloGold Ashanti
Segment total 960 30 385
Exploration costs (150) (126) (117)
General and administrative expenses (158) (136) (130)
Market development costs (10) (13) (16)
Non-hedge derivative loss (1,452) (258) (808)
Other operating items - (19) 16
Taxation benefit/(expense) 33 (22) (118)
Discontinued operations - 23 2
Noncontrolling interests (48) (42) (28)
Net loss - attributable to AngloGold Ashanti
(825) (563) (814)
Segment assets
Southern Africa
(1)
3,458 2,558 3,429
Continental Africa
(2)
3,951 3,521 4,160
Australasia
(3)
496 1,279 1,183
North America
837 689 528
South America
1,175 1,028 910
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries
745 376 171
Total segment assets
10,662 9,451 10,381
(1)
Includes assets held for sale in Tau Lekoa of $73 million in 2009, Weltevreden of $15 million in 2007 and properties held for sale by Rand Refinery Limited of $1 million (2008: $1 million, 2007: $1 million).
(2)
Includes an effective 45 percent interest acquired during 2009 in Kibali Goldmines in the Democratic Republic of the Congo.
(3)
Included assets held for sale of Boddington of $781 million in 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.
SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Year ended December 31
2009
2008
2007
Business segment data
$
$
$
Expenditure for additions to long-lived assets
Southern Africa 415 359 417
Continental Africa 176 248 175
Australasia 177 439 281
North America 87 27 23
South America 170 164 161
Other, including Corporate and Non-gold producing subsidiaries 2 2 2
1,027 1,239 1,059
Less: Equity method investments included above (8) (7) (9)
Total expenditure for additions to long-lived assets 1,019 1,232 1,050
Geographical area data
Total revenues
Southern Africa 1,444 1,083 1,558
Continental Africa 1,194 860 1,092
Australasia 308 217 379
North America 163 124 180
South America 528 384 449
Other, including Corporate and Non-gold producing subsidiaries 129 - 8
3,766 2,668 3,666
Less: Equity method investments included above
(355) (181) (280)
Plus/less: Loss/(gain) on realized non-hedge derivatives included above 543 1,243 (291)
Total revenues
3,954 3,730 3,095
Long-lived assets by area
Southern Africa
2,404 1,831 2,529
Continental Africa
(1)
3,341 2,921 3,559
Australasia
342 294 975
North America
746 572 396
South America
932 827 734
Other, including Corporate and Non-gold producing subsidiaries
86 59 75
Total long-lived assets
7,851 6,504 8,268
(1)
Includes an effective 45 percent interest acquired during 2009 in Kibali Goldmines in the Democratic Republic of the Congo.

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
At December 31, 2009, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 9,961,618 (December 31, 2008: 9,720,794), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date.
At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme from 300,000 to
5 percent of the 2.75 percent attributable to all schemes and plans adopted by shareholders (or 0.1375 percent of the total number of ordinary shares in issue at any one time). At December 31, 2009 the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme was 498,080 shares.
Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive
Scheme, rank pari passu with issued shares in all respects, including participation in dividends.
Non-executive directors are not eligible for participation in the Share Incentive Scheme.
Total plan employee costs
On December 31, 2009, the Company has six stock-based compensation plans, which are described below. Total compensation cost charged against income for these plans was $41 million, $40 million and $33 million for 2009, 2008 and 2007, respectively.
At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounts to 6,733,934
(2008: 6,278,998).
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.
ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
A summary of time related options showing movement from the beginning of the year to the end of the year, is presented below:
2009
Weighted-
2009
average
Options    exercise price
(000)
R
Outstanding at the beginning of the year
116 140
Exercised (88) 138
Outstanding at the end of the year 28 146
Exercisable at the end of the year 28 146
The total intrinsic value of options outstanding at year-end was R5 million (2008: R13 million), with a weighted average remaining contractual term of 1.12 years (2008: 1.7 years). The intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was R15 million, R15 million and R48 million, respectively.
During the year ended December 31, 2007 the Company recognized compensation expense related to time-based awards of less than $1 million. There was no income statement charge for the current year, as the total compensation cost was expensed up to date of vesting in 2007.
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
A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:
2009
Weighted-
average
2009
exercise
Options
price
(000)
R
Outstanding at the beginning of the year 1,390 239
Exercised (726) 237
Forfeited (terminations) (24) 246
Outstanding at the end of the year 640 241
Exercisable at the end of the year 640 241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.
ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
The total intrinsic value of options outstanding at year-end was R42 million (2008: R18 million), with a weighted average remaining contractual term of 4 years (2008: 5 years). The intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was R49 million, R3 million and R53 million, respectively.
All options which have not been exercised within ten years from the date on which they were granted automatically expire.
During the year ended December 31, 2007 the Company recognized $3 million compensation expense related to performance related awards. There was no income statement charge for the current year, as the total compensation cost was expensed up to date of vesting in 2007.
During 2009, a total of 813,859 common shares were issued under the share incentive scheme in terms of time-based and performance awards.
As of December 31, 2009, there was no unrecognized compensation cost related to unvested stock options.
The weighted average of all options outstanding as at December 31, 2009, is as follows:
Range of exercise
prices
R
Quantity of options
within range
(000)
Weighted average
exercise price
R
Weighted average
contractual life
Years
95 – 143 17
122
0.9
144 – 211 125
193
3.4
212 – 300 526
251
3.6
668
(1)
237 2.6
(1)
Represents a total of 28,252 time related options and 639,975 performance related options outstanding.
No options expired during the year ended December 31, 2009.
Since December 31, 2009 to and including March 31, 2010, 13,673 options (granted in respect of time and performance related options) have been exercised.
Bonus Share Plan (“BSP”) and Long-Term Incentive Plan (“LTIP”)
At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the BSP and LTIP and the discontinuation of the previous share incentive scheme. Options granted under the previous share incentive scheme will remain subject to the conditions under which they were originally granted.
Bonus Share Plan (“BSP”)
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
During 2009 a total of 246,872 common shares were issued in terms of the BSP rules.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.
ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
For awards made, the following information is presented:
Award date (unvested awards and
awards vested during the year)
2009
2008
2007
2006
Calculated fair value 293.99 267.05 322.00 308.00
Vesting date (100%) - - January 1, 2010    March 8, 2009
Vesting date (40%) February 18, 2010 January 1, 2009 - -
Vesting date (60%) February 18, 2011 January 1, 2010 - -
Vesting date (conditional 20%) February 18, 2012 January 1, 2011 - -
Expiry date February 17, 2019 December 31, 2017      December 31, 2016    March 7, 2016
A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:
2009
Options
(000)
Outstanding at the beginning of the year 945
Granted 667
Exercised (247)
Forfeited (terminations) (69)
Outstanding at the end of the year 1,296
Exercisable at the end of the year 243
The total intrinsic value of awards outstanding at year-end was R397 million (2008: R238 million), with a weighted average remaining contractual term of 7 years (2008: 8 years). The intrinsic value of awards exercised during the years ended December 31, 2009, 2008 and 2007 was R75 million, R28 million and R13 million, respectively. BSP awards are issued with no exercise price.
Long-Term Incentive Plan (“LTIP”)
The LTIP is an equity settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the Company based on the achievement of stretched Company performance conditions.
Participation in the LTIP will be offered to executive directors, executive officers/management and selected members of senior management. An award in terms of the LTIP may be granted at any date during the year that the board of the
Company determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.
The main performance conditions in terms of the LTIP issued in 2006 and 2007 are:
•    up to 40 percent of an award will be determined by the performance of total shareholder returns compared with that of a group of comparative gold-producing companies;
•    up to 30 percent of an award will be determined by an adjusted earnings per share compared to a planned adjusted earnings per share over the performance period;
•    up to 30 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
•    three year’s service is required.
The main performance conditions in terms of the LTIP issued in 2008 and 2009 are:
•    up to 30 percent of an award will be determined by the performance of total shareholder returns compared with that of a group of comparative gold-producing companies;
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
For awards made, the following information is presented:
Award date (unvested awards
and awards vested during the
year)
2009
2008
2007
2006
Calculated fair value 293.99 267.05 322.00 327.00
Vesting date February 18, 2012 January 1, 2011 January 1, 2010 August 1, 2009
Expiry date February 17, 2019     December 31, 2017     December 31, 2016 July 31, 2016
A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:
2009
Options
(000)
Outstanding at the beginning of the year
990
Granted 535
Exercised (71)
Forfeited (terminations) (190)
Outstanding at the end of the year 1,264
Exercisable at the end of the year 72
The total intrinsic value of awards outstanding at year-end was R387 million (2008: R250 million), with a weighted average remaining contractual term of 7 years (2008: 8 years). The intrinsic value of awards exercised during the years ended December 31, 2009 and 2008 was R22 million and R11 million, respectively. No awards were exercised during 2007. LTIP awards are issued with no exercise price.
During the years ended December 31, 2009, 2008 and 2007 the Company recognized a compensation expense of
$27 million, $20 million and $12 million, respectively, related to BSP and LTIP awards.
As of December 31, 2009, there was $18 million of unrecognized compensation cost related to unvested awards of the
BSP and LTIP plans. This cost is expected to be recognized over a weighted-average period of approximately 2 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.
ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
Employee Share Ownership Plan (“ESOP”)
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
AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The Company also undertook an empowerment transaction with a
Black Economic Empowerment investment vehicle, Izingwe Holdings (Proprietary) Limited (“Izingwe”) and recorded a cost of $19 million during 2006, which was included in general and administrative expenses. The Company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary share are:
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
The award of free shares to employees:
The fair value of each free share awarded in 2008 was R188 (2007: R306). The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009, and each subsequent year up to expiry date of November 1, 2013.
A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:
2009
Options
(000)
Outstanding at the beginning of the year
856
Granted 25
Exercised (190)
Forfeited (terminations) (25)
Outstanding at the end of the year 666
Exercisable at the end of the year -
The total intrinsic value of awards outstanding at year-end was R204 million (2008: R216 million), with a weighted average remaining contractual term of 2 years (2008: 3 years). The intrinsic value of awards exercised during the years ended December 31, 2009, 2008 and 2007 was R58 million, R14 million and R14 million, respectively.
The Company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four free ordinary shares held in the rights offer finalized during July 2008. The benefit to employees was in terms of the anti-
dilution provision of the original grant and no additional compensation cost was recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.
ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
The award of E ordinary shares to the employees:
The average fair value of the E ordinary shares awarded to employees in 2008 was R13 (2007: R79) per share.
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
2009
Weighted-
2009
average
Options
exercise price
(000)
R
Outstanding at the beginning of the year
2,567
327
Granted
75
342
Converted
(34)
333
Forfeited (terminations)
(75)
335
Cancelled
(138)
337
Outstanding at the end of the year
2,395
347
Exercisable at the end of the year
-
-
The options outstanding at year-end had no intrinsic value as the share price at year-end of R306 was lower than the weighted average exercise price of R347 (2008: total intrinsic value of awards outstanding totaled Rnil million). The options have a weighted average remaining contractual term of 2 years (2008: 3 years). The intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was less than R1 million per year.
Weighted average exercise price is calculated as the initial grant price of R288 plus interest factor less dividend apportionment. This value will change on a monthly basis.
During the years ended December 31, 2009, 2008 and 2007, the Company recognized a compensation expense of
$12 million, $14 million and $18 million, respectively, related to the ESOP scheme.

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
As of December 31, 2009, there was $16 million of unrecognized compensation cost related to unvested awards of the
ESOP scheme. This cost is expected to be recognized over the remaining scheme term of 4 years.
Cash Settled Share Incentive Scheme
Ghana Employee Share Ownership Plan (“Ghana ESOP”)
A memorandum of understanding was signed with the Ghanaian employees on April 28, 2009 to introduce the Ghana
ESOP under defined rules.
In terms of the rules of the scheme, every eligible employee is entitled to 20 AngloGold Ashanti Limited share appreciation rights (“phantom shares”), which will be paid out in four equal tranches, commencing May 2009 and ending in May 2012.
The value of the rights are equal to the value of AngloGold Ashanti Limited American Depositary receipts (“ADR’s”) as listed on the New York Stock Exchange, converted into Ghanaian Cedis at the prevailing US dollar exchange rate.
The share price on the day of issue as of April 29, 2009 was $32.15, whilst the share price used in the payment of the first tranche was $28.46 per share.
The award of share appreciation rights to employees
A summary of share appreciation rights showing movement from the beginning of the year to the end of the year, is presented below:
Number of
Rights
Outstanding at beginning of the year
-
Granted
100,860
Exercised
(25,290)
Forfeited (terminations)
(455)
Rights outstanding at the end of the year
75,115
Rights exercisable at the end of the year
-
The income statement charge for the current year was $2 million. The liability recognized in the consolidated balance sheet in respect of unexercised rights was $1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
It is the Company’s intention that from time to time its wholly-owned subsidiary AngloGold Ashanti Holdings plc
(“IOMco”) may issue debt securities which will be fully and unconditionally guaranteed by AngloGold Ashanti Limited
(being the “Guarantor”). IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States,
Australia and Africa). The following is condensed consolidating financial information for the Company as of December
31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, with a separate column for each of
AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the
“Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)
2009
2009
2009
2009
2009
$
$
$
$
$
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor")
(the "Issuer")
(the "Non-Guarantor
Subsidiaries")
Sales and other income
1,775
(38)
2,273 (56)
3,954
Product sales
1,665
-
2,119 -
3,784
Interest, dividends and other
110
(38)
154
(56)
170
Costs and expenses
2,073
625
2,777 (623)
4,852
Production costs
862
-
1,367 -
2,229
Exploration costs
6
14
130
-
150
Related party transactions
(18)
-
-
-
(18)
General and administrative expenses/(recoveries)
96
(121)
149
34
158
Royalties paid
-
-
84
-
84
Market development costs
5
-
5
-
10
Depreciation, depletion and amortization
277
-
338
-
615
Impairment of assets
4
-
4
-
8
Interest expense
4
67
52
-
123
Accretion expense
6
-
11
-
17
Employment severance costs
10
-
4
-
14
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other
12
665
(10)
(657)
10
Non-hedge derivative loss and other commodity contracts
809
-
643
-
1,452
(Loss)/income before income tax provision
(298)
(663)
(504)
567
(898)
Taxation benefit/(expense)
112
(2)
(77)
-
33
Equity income/(loss) in affiliates
98
(10)
-
-
88
Equity (loss)/income in subsidiaries
(673)
(383)
-
1,056
-
(Loss)/income from continuing operations
(761)
(1,058)
(581)
1,623
(777)
Discontinued operations
-
-
-
-
-
(Loss)/income after discontinued operations
(761)
(1,058)
(581)
1,623
(777)
Preferred stock dividends
(64)
-
(65)
129
-
Net (loss)/income
(825)
(1,058)
(646)
1,752
(777)
Less: Net income attributable to noncontrolling interests
-
-
(48)
-
(48)
Net (loss)/income  attributable to AngloGold Ashanti
(825)
(1,058)
(694)
1,752
(825)
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)
2008
2008
2008
2008
2008
$
$
$
$
$
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor")
(the "Issuer")
(the "Non-Guarantor
Subsidiaries")
Sales and other income
1,562
2
2,260 (94)
3,730
Product sales
1,466
-
2,189 -
3,655
Interest, dividends and other
96
2
71
(94)
75
Costs and expenses
1,284
1,697
2,820 (1,698)
4,103
Production costs
796
1
1,362 -
2,159
Exploration costs
5
-
123
(2)
126
Related party transactions
(10)
-
-
-
(10)
General and administrative expenses/(recoveries)
147
78
69
(158)
136
Royalties paid
-
-
78
-
78
Market development costs
7
-
6
-
13
Depreciation, depletion and amortization
253
-
362
-
615
Impairment of assets
16
-
654
-
670
Interest expense
17
39
16
-
72
Accretion expense
9
-
13
-
22
Employment severance costs
9
-
-
-
9
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other
(31)
1,579
(74)
(1,538)
(64)
Non-hedge derivative loss and other commodity contracts
66
-
211
-
277
Income/(loss) before income tax provision
278
(1,695)
(560)
1,604
(373)
Taxation (expense)/benefit
(55)
(4)
37
-
(22)
Equity loss in affiliates
(141)
(8)
-
-
(149)
Equity (loss)/income in subsidiaries
(623)
(623)
-
1,246
-
(Loss)/income from continuing operations
(541)
(2,330)
(523)
2,850
(544)
Discontinued operations
23
-
-
-
23
(Loss)/income after discontinued operations
(518)
(2,330)
(523)
2,850
(521)
Preferred stock dividends
(45)
-
(46)
91
-
Net (loss)/income
(563)
(2,330)
(569)
2,941
(521)
Less: Net income attributable to noncontrolling interests
-
-
(42)
-
(42)
Net (loss)/income  attributable to AngloGold Ashanti
(563)
(2,330)
(611)
2,941
(563)
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)
2007
2007
2007
2007
2007
$
$
$
$
$
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor") (the "Issuer") (the "Non-Guarantor
Subsidiaries")
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
Taxation expense
(34) (2) (82) - (118)
Equity income/(loss) in affiliates
59 (18) - - 41
Equity (loss)/income in subsidiaries
(785) (502) - 1,287 -
(Loss)/income from continuing operations
(812) (470) (742) 1,236 (788)
Discontinued operations 2 - - - 2
(Loss)/income after discontinued operations
(810) (470) (742) 1,236 (786)
Preferred stock dividends (4) - (5) 9 -
Net (loss)/income
(814) (470) (747) 1,245 (786)
Less: Net income attributable to noncontrolling interests
- - (28) - (28)
Net (loss)/income  attributable to AngloGold Ashanti
(814) (470) (775) 1,245 (814)
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions)
2009
2009
2009
2009
2009
$
$
$
$
$
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor") (the "Issuer") (the "Non-Guarantor
Subsidiaries")
ASSETS
Current Assets
1,688 2,558 3,347 (4,782) 2,811
Cash and cash equivalents
231 578 291 - 1,100
Restricted cash
39 - 26 - 65
Receivables, inter-group balances and other current assets
1,418 1,980 3,030 (4,782) 1,646
Property, plant and equipment, net
1,932 - 3,522 - 5,454
Acquired properties, net
205 - 626 - 831
Goodwill
- - 425 (263) 162
Other intangibles, net
- - 18 - 18
Derivatives
- - 5 - 5
Other long-term inventory
- - 26 - 26
Materials on the leach pad
- - 324 - 324
Other long-term assets and deferred taxation assets
2,651 31 1,145 (2,796) 1,031
Total assets
6,476 2,589 9,438 (7,841) 10,662
LIABILITIES AND EQUITY
Current liabilities including inter-group balances
2,058 1,824 6,686 (6,093) 4,475
Other non-current liabilities
149 - 84 (70) 163
Long-term debt
34 - 633 - 667
Derivatives
- - 176 - 176
Deferred taxation liabilities
668 - 492 11 1,171
Provision for environmental rehabilitation
115 - 270 - 385
Other accrued liabilities
- - 33 - 33
Provision for pension and other post-retirement medical benefits
135 - 12 - 147
Commitments and contingencies
- - - - -
Equity
3,317 765 1,052 (1,689) 3,445
Stock issued
12 4,859 1,080 (5,939) 12
Additional paid in capital
7,836 363 698 (1,061) 7,836
Accumulated deficit
(3,914) (4,457) (3,397) 7,854 (3,914)
Accumulated other comprehensive income and reserves
(617) - 2,544 (2,544) (617)
Total AngloGold Ashanti stockholders' equity
3,317 765 925 (1,690) 3,317
Noncontrolling interests
- - 127 1 128
Total liabilities and equity
6,476 2,589 9,438 (7,841) 10,662
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions)
2008
2008
2008
2008
2008
$
$
$
$
$
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor") (the "Issuer") (the "Non-Guarantor
Subsidiaries")
ASSETS
Current Assets
962 2,947 5,874 (6,836) 2,947
Cash and cash equivalents
154 229 192 - 575
Restricted cash
22 - 22 - 44
Receivables, inter-group balances and other current assets
786 2,718 5,660 (6,836) 2,328
Property, plant and equipment, net
1,467 - 3,298 - 4,765
Acquired properties, net
174 - 640 - 814
Goodwill
- - 394 (262) 132
Other intangibles, net
- - 20 - 20
Derivatives
- - - - -
Other long-term inventory
- - 40 - 40
Materials on the leach pad
- - 261 - 261
Other long-term assets and deferred taxation assets
2,588 113 591 (2,820) 472
Total assets
5,191 3,060 11,118 (9,918) 9,451
LIABILITIES AND EQUITY
Current liabilities including inter-group balances
1,042 1,086 8,850 (7,520) 3,458
Other non-current liabilities
106 - 74 (63) 117
Long-term debt
27 90 756 - 873
Derivatives
25 - 105 - 130
Deferred taxation liabilities
479 - 519 10 1,008
Provision for environmental rehabilitation
78 - 224 - 302
Other accrued liabilities
- - 31 - 31
Provision for pension and other post-retirement medical benefits
112 1 13 - 126
Commitments and contingencies
- - - - -
Equity
3,322 1,883 546 (2,345) 3,406
Stock issued
12 4,167 1,082 (5,249) 12
Additional paid in capital
7,502 363 698 (1,061) 7,502
Accumulated deficit
(3,044) (2,647) (2,436) 5,083 (3,044)
Accumulated other comprehensive income and reserves
(1,148) - 1,119 (1,119) (1,148)
Total AngloGold Ashanti stockholders' equity
3,322 1,883 463 (2,346) 3,322
Noncontrolling interests
- - 83 1 84
Total liabilities and equity
5,191 3,060 11,118 (9,918) 9,451
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)
2009
2009
2009
2009
2009
$
$
$
$
$
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor") (the "Issuer") (the "Non-Guarantor
Subsidiaries")
Net cash provided by/(used) in operating activities
326 (481) 727 (129) 443
Net (loss)/income
(825) (1,058) (646) 1,752 (777)
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other 12 665 (2) (657) 18
Depreciation, depletion and amortization 277 - 338 - 615
Impairment of assets 4 - 4 - 8
Deferred taxation (141) - (58) - (199)
Cash utilized for hedge book settlements - - (797) - (797)
Other non cash items 946 (1,685) 3,540 (1,224) 1,577
Net (decrease)/increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits (3) - 22 - 19
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables 27 1,571 (1,598) - -
Receivables (5) (3) (36) - (44)
Inventories (23) - (146) - (169)
Accounts payable and other current liabilities 57 29 106 - 192
Net cash provided by/(used) in continuing operations
326 (481) 727 (129) 443
Net cash used in discontinued operations
- - - - -
Net cash (used)/generated in investing activities
(398) (344) 474 - (268)
Increase in non-current investments
- (344) (99) - (443)
Net affiliates loans advanced
(2) - - - (2)
Additions to property, plant and equipment
(386) - (633) - (1,019)
Proceeds on sale of mining assets
- - 1,142 - 1,142
Proceeds on sale of investments
- - 81 - 81
Cash effects from hedge restructuring
(11) - (7) - (18)
Net loans receivable repaid
1 - - - 1
Change in restricted cash
- - (10) - (10)
Net cash generated/(used) by financing activities
103 1,174 (1,103) 129 303
Net changes in short-term debt
- (764) (89) - (853)
Issuance of stock
306 693 (693) - 306
Share issue expenses
(11) - - - (11)
Net changes in long-term debt
- 674 222 - 896
Debt issue costs
- - (14) - (14)
Cash effects from hedge restructuring
(83) - 118 - 35
Dividends (paid)/received
(109) 571 (647) 129 (56)
Net increase in cash and cash equivalents
31 349 98 - 478
Effect of exchange rate changes on cash
46 - 1 - 47
Cash and cash equivalents - January 1,
154 229 192 - 575
Cash and cash equivalents - December 31,
231 578 291 - 1,100
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)
2008
2008
2008
2008
2008
$
$
$
$
$
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor") (the "Issuer") (the "Non-Guarantor
Subsidiaries")
Net cash (used) in/provided by operating activities
(809) (927) 1,891 (91) 64
Net (loss)/income
(563) (2,330) (569) 2,941 (521)
Reconciled to net cash (used) in/provided by operations:
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other (31) 1,579 (74) (1,538) (64)
Depreciation, depletion and amortization 253 - 362 - 615
Impairment of assets 16 - 654 - 670
Deferred taxation 40 - (112) - (72)
Cash utilized for hedge book settlements (517) - (596) - (1,113)
Other non cash items (109) 53 2,315 (1,494) 765
Net increase/(decrease) in provision for environmental rehabilitation, pension and other post-retirement medical benefits 25 - (1) - 24
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables 10 (212) 202 - -
Receivables 6 (21) 8 - (7)
Inventories (1) - (130) - (131)
Accounts payable and other current liabilities 63 4 (168) - (101)
Net cash (used) in/provided by continuing operations
(808) (927) 1,891 (91) 65
Net cash used in discontinued operations
(1) - - - (1)
Net cash used in investing activities
(562) - (1,031) - (1,593)
Increase in non-current investments
- - (93) - (93)
Proceeds on disposal of affiliate
46 - 2 - 48
Additions to property, plant and equipment
(340) - (854) - (1,194)
Proceeds on sale of mining assets
1 - 38 - 39
Proceed on sale of discontinued assets
10 - - - 10
Proceeds on sale of investments
- - 88 - 88
Cash effects from hedge restructuring
(279) - (206) - (485)
Change in restricted cash
- - (6) - (6)
Net cash generated/(used) by financing activities
1,392 1,116 (884) 91 1,715
Net changes in short-term debt
(242) - 54 - (188)
Issuance of stock
1,722 1,241 (1,241) - 1,722
Share issue expenses
(54) - - - (54)
Net changes in long-term debt
- (216) 643 - 427
Cash effects from hedge restructuring
47 - (181) - (134)
Dividends (paid)/received
(81) 91 (159) 91 (58)
Net increase/(decrease) in cash and cash equivalents
21 189 (24) - 186
Effect of exchange rate changes on cash
(55) - (33) - (88)
Cash and cash equivalents - January 1,
188 40 249 - 477
Cash and cash equivalents - December 31,
154 229 192 - 575
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)
2007
2007
2007
2007
2007
$
$
$
$
$
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor") (the "Issuer") (the "Non-Guarantor
Subsidiaries")
Net cash provided by/(used) in operating activities
304 (346) 612 (9) 561
Net (loss)/income
(814) (470) (747) 1,245 (786)
Reconciled to net cash provided by/(used) in operations:
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other (11) 22 25 (22) 14
Depreciation, depletion and amortization 296 - 359 - 655
Impairment of assets - - 1 - 1
Deferred taxation (51) - (22) - (73)
Cash utilized for hedge book settlements - - - - -
Other non cash items 880 420 764 (1,232) 832
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits 36 - 54 - 90
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables (51) (319) 370 - -
Receivables (11) (1) (65) - (77)
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
Proceed on sale of discontinued assets
1 - - - 1
Proceeds on sale of investments
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
86 - 163 - 249
Dividends (paid)/received
(81) 44 (116) 9 (144)
Net increase/(decrease) in cash and cash equivalents
3 8 (19) - (8)
Effect of exchange rate changes on cash
5 - 9 - 14
Cash and cash equivalents - January 1,
180 32 259 - 471
Cash and cash equivalents - December 31,
188 40 249 - 477
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31.
SUBSEQUENT EVENTS
Temporary suspension of operations at Iduapriem and Obuasi mines:
On February 19, 2010, AngloGold Ashanti announced that following discussions with the Environmental Protection
Agency of Ghana (EPA), the Iduapriem mine in Ghana had been temporarily suspended to address potentially adverse environmental impacts arising from the current tailings storage facility. On March 31, 2010 AngloGold Ashanti announced that it had suspended the operation of gold processing at the Obuasi mine pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge.