Form 20-F/A
period 2009-12-31
ANGLOGOLD ASHANTI LTD
filed 2010-05-18
CIK 1067428

As filed with the Securities and Exchange Commission on May 18, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
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

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☑ No ☐.
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☑
          International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

EXPLANATORY NOTE
This Form 20-F/A is being filed by AngloGold Ashanti Limited (the “Company”) as Amendment No. 1 to its annual report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on April 19, 2010 (“2009 20-F”). The purpose of this Form 20-F/A is to amend the 2009 20-F to provide Interactive Data File disclosure. The Interactive Data File disclosure attached as Exhibit 101 to this Form 20-F/A is the first Interactive Data File the Company is required to submit in order to comply with Rule 405 of Regulation S-T.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update, or restate the information in any Item of the Company’s 2009 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

ANGLOGOLD ASHANTI LIMITED
Date: May 18, 2010

	By: Name:	/s/ S. Venkatakrishnan Srinivasan Venkatakrishnan
	Title:	Chief Financial Officer

Exhibits to Form 20-F/A

Exhibit Number	Description	Remarks

Exhibit 101.INS	XBRL Instance Document
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	XBRL Taxaonomy Extension Calculation Linkbase Document
Exhibit 101.LAB	XBRL Taxaonomy Extension Label Linkbase Document
Exhibit 101.PRE	XBRL Taxaonomy Extension Presentation Linkbase Document
Exhibit 101.DEF	XBRL Taxaonomy Extension Definition Linkbase Document