Form 20-F
period 2010-12-31
ANGLOGOLD ASHANTI LTD
filed 2011-05-31
CIK 1067428

As filed with the Securities and Exchange Commission on May 31, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2010
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
E-mail: leatwell@anglogoldashanti.com, 76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*
6.00 Percent Mandatory Convertible Subordinated Bonds due 2013	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission
Securities registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 25 ZAR cents each	381,204,080
E Ordinary Shares of 25 ZAR cents each	2,806,126
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896
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
Yes ☑ No ☐
     Indicate by check mark whether the registrant (1) has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
Yes ☐ No ☑

PRESENTATION OF INFORMATION
AngloGold Ashanti Limited
In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold or AngloGold Ashanti, the company or the Company and the group, are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.
     US GAAP financial statements
The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31, 2010, 2009 and 2008 and as at December 31, 2010 and 2009 have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).
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
See “Item 3A.: Selected financial data — Exchange rate information” for historical information regarding the US dollar/South African rand exchange rate. On May 24, 2011 the interbank US dollar/South African rand exchange rate as reported by OANDA Corporation was R6.99/$1.00.
     Non-GAAP financial measures
In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” which have been determined using industry guidelines and practices promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of selected terms — Financial terms — Total cash costs” and —“Total production costs” and “Item 5A.: Operating results — Total cash costs and total production costs”.
     Shares and shareholders
In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

CERTAIN FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure, and the outcome and consequences of any potential or pending litigation or regulatory proceedings, contain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management and other factors as determined in “Item 3D.: Risk Factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
CORPORATE WEBSITE
All references to the company’s website contained in this document do not infer that the information contained therein is being incorporated by reference.

GLOSSARY OF SELECTED TERMS
The following explanations are not intended as technical definitions but should assist the reader in understanding terminology used in this annual report. Unless expressly stated otherwise, all explanations are applicable to both underground and surface mining operations.
Mining terms
All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked.
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
Comminution: Comminution is the crushing and grinding of ore to make gold available for treatment. (See also “Milling”).
Contained gold: The total gold content (tons multiplied by grade) of the material being described.
Cut-off grade (surface mines): The minimum grade at which a unit of ore will be mined to achieve the desired economic outcome.
Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Development: The process of accessing an orebody through shafts and/or tunneling in underground mining operations.
Diorite: An igneous rock formed by the solidification of molten material (magma).
Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity, usually consisting of 85% gold on average.
Electro-winning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
Gold Produced: Refined gold in a saleable form derived from the mining process.
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
Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan.
Metallurgical plant: A processing plant constructed to treat ore and extract gold.
Milling: A process of reducing broken ore to a size at which concentrating can be undertaken. (See also “Comminution”).
Mine call factor: The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth’s crust.
Ore Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the Ore Reserve determination.
Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Ore Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).
Precipitate: The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.
Probable Ore Reserve: Ore Reserve for which quantity and grade are computed from information similar to that used for Proven Reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Reserves, is high enough to assume continuity between points of observation.
Productivity: An expression of labor productivity based on the ratio of grams of gold produced per month to the total number of employees in mining operations.
Proven Ore Reserve: Ore Reserve for which the (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade is computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of the Ore Reserve are well established.
Project capital: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
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

Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
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
Stoping: The process of excavating ore underground.
Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Syngenetic: Formed contemporaneously with the deposition of the sediment.
Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings dam (slimes dam): Dam facilities designed to store discarded tailings.
Tonne: Used in metric statistics. Equal to 1,000 kilograms.
Ton: Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.
Tonnage: Quantity of material measured in tonnes or tons.
Waste: Material that contains insufficient mineralization for consideration for future treatment and, as such, is discarded
Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.
Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

Financial terms
Average number of employees: The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represents the group’s attributable share.
Capital expenditure: Total capital expenditure on tangible assets.
Discontinued operation: A component of an entity that, pursuant to a single plan, has been disposed of or abandoned or is classified as held for sale until conditions precedent to the sale have been fulfilled.
Effective tax rate: Current and deferred taxation as a percentage of profit before taxation.
Monetary asset: An asset which will be settled in a fixed or easily determinable amount of money.
Rated bonds: The $700 million 5.375 percent bonds due 2020 and the $300 million 6.5 percent bonds due 2040.
Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (Ghana, Guinea, Mali, Namibia and Tanzania), Australasia, and the Americas (Argentina, Brazil and United States of America).
Related party: Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.
Significant influence: The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.
Total cash costs: Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Depreciation, depletion and amortization, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Total production costs: Total cash costs plus depreciation, depletion and amortization, employee severance costs, rehabilitation and other non-cash costs. Corporate administration and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.
Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.
Currencies

$, US$or dollar	United States dollars
ARS	Argentinean peso
A$or AUD	Australian dollars
BRL	Brazilian real
€ or Euro	European Euro
C$or CAD	Canadian dollars
GHC, cedi or ¢	Ghanaian cedi
N$or NAD	Namibian dollars
Tsh	Tanzanian Shillings
ZAR, R or rand	South African rands

Abbreviations

ADS	American Depositary Share
ADR	American Depositary Receipt
AIFR	All injury frequency rate
ASX	Australian Securities Exchange
Au	Contained gold
bn	Billion
capex	Capital expenditure
CDI	Chess Depositary Interests
CLR	Carbon Leader Reef
FCFA	Franc Communauté Financiére Africaine
FIFR	Fatal injury frequency rate
G or g	Grams
g/t	Grams per tonne
g/TEC	Grams per total employee costed
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
GWh	Gigawatt hours
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited
King Code	South African King Code on Corporate Governance, 2009 (King III)
Kg or kg	Kilograms
Km or km	Kilometers
Lb/t	Pounds per tonne
LSE	London Stock Exchange
LIBOR	London Interbank Offer Rate
LOM	Life of mine
m2/TEC	Square meters per total employee costed
M or m	Meter or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NOSA	National Occupational Safety Association
NYSE	New York Stock Exchange
Oz or oz	Ounces (troy)
oz/t	Ounces per ton
RIFR	Reportable injury frequency rate per million hours worked
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves 2007 Edition
SEC	United States Securities and Exchange Commission
SRP	South African Securities Regulation Panel
SOX	Sarbanes-Oxley Act of 2002
T or t	Tons (short) or tonnes (metric)
Tpm or tpm	Tonnes/tons per month
Tpa or tpa	Tonnes/tons per annum
Tpd or tpd	Tonnes/tons per day
US/USA/United States	United States of America
VCR	Ventersdorp Contact Reef
VCT	Voluntary counseling and testing
Note: Rounding of figures in this report may result in computational discrepancies.

PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3: KEY INFORMATION
3A. SELECTED FINANCIAL DATA
The selected financial information set forth below for the years ended December 31, 2008, 2009 and 2010 and as at December 31, 2009 and 2010 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report. The selected financial information for the years ended December 31, 2006 and 2007 and as at December 31, 2006, 2007 and 2008 has been derived from the US GAAP financial statements not included in this annual report.

	Year ended December 31,
	2006	2007(1)	2008(2)	2009	2010
	$	$	$	$	$
	(in millions, except share and per share amounts)

Consolidated statement of income

Sales and other income	2,715	3,095	3,730	3,954	5,402

Product sales (3)	2,683	3,048	3,655	3,784	5,334
Interest, dividends and other	32	47	75	170	68

Costs and expenses	2,811	3,806	4,103	4,852	5,021
Operating costs (4)	1,785	2,167	2,452	2,543	3,112

Royalties	59	70	78	84	142
Depreciation, depletion and amortization	699	655	615	615	720
Impairment of assets	6	1	670	8	91
Interest expense	77	75	72	123	151
Accretion expense	13	20	22	17	22
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(36)	10	(64)	10	(3)
Non-hedge derivative loss and movement on bonds	208	808	258	1,452	786

(Loss)/income from continuing operations before income tax and equity income in associates	(96)	(711)	(373)	(898)	381
Taxation(expense)/benefit	(122)	(118)	(22)	33	(255)
Equity income/(loss) in associates	99	41	(149)	88	40

Net (loss)/income from continuing operations	(119)	(788)	(544)	(777)	166
Discontinued operations	6	2	23	—	—

Net (loss)/income	(113)	(786)	(521)	(777)	166
Less: Net income attributable to noncontrolling interests	(29)	(28)	(42)	(48)	(54)

Net (loss)/income — attributable to AngloGold Ashanti	(142)	(814)	(563)	(825)	112

Net (loss)/income — attributable to AngloGold Ashanti
(Loss)/income from continuing operations	(148)	(816)	(586)	(825)	112
Discontinued operations	6	2	23	—	—

	(142)	(814)	(563)	(825)	112

Basic (loss)/earnings per common share (in $) (5)
From continuing operations	(0.54)	(2.93)	(1.86)	(2.30)	0.30
Discontinued operations	0.02	0.01	0.07	—	—

	(0.52)	(2.92)	(1.79)	(2.30)	0.30

Net income/(loss) — attributable to AngloGold Ashanti common stockholders	(0.52)	(2.92)	(1.79)	(2.30)	0.30

Diluted (loss)/income per common share (in $) (5)
From continuing operations	(0.54)	(2.93)	(1.86)	(2.30)	0.30
Discontinued operations	0.02	0.01	0.07	—	—

	(0.52)	(2.92)	(1.79)	(2.30)	0.30

Net income/(loss) — attributable to common stockholders	(0.52)	(2.92)	(1.79)	(2.30)	0.30

Dividend per common share (cents)	39	44	13	13	18

	2006	2007(1)	2008(2)	2009	2010
	$	$	$	$	$
	(in millions, except share amounts)

Consolidated balance sheet data (as at period end)
Cash and cash equivalents and restricted cash	482	514	585	1,112	585
Other current assets	1,394	1,599	2,328	1,646	1,412
Property, plant and equipment and acquired properties, net	6,266	6,807	5,579	6,285	6,762
Goodwill and other intangibles, net	566	591	152	180	197
Materials on the leach pad (long-term)	149	190	261	324	331
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	656	680	546	1,115	1,101

Total assets	9,513	10,381	9,451	10,662	10,388

Current liabilities	2,467	3,795	3,458	4,475	1,004
Provision for environmental rehabilitation	310	394	302	385	530
Deferred taxation liabilities	1,275	1,345	1,008	1,171	1,200
Other long-term liabilities, and derivatives	2,092	2,232	1,277	1,186	3,065
Equity (6)	3,369	2,615	3,406	3,445	4,589

Total liabilities and equity	9,513	10,381	9,451	10,662	10,388

Capital stock (exclusive of long-term debt and redeemable preferred stock)	10	10	12	12	13
Number of common shares as adjusted to reflect changes in capital stock	276,236,153	277,457,471	353,483,410	362,240,669	381,204,080
Net assets	3,369	2,615	3,406	3,445	4,589

(1)	Includes the acquisition of 15 percent minority interest acquired in the Iduapriem and Teberebie mine with effect from September 1, 2007. See “Item 4A.: History and development of the company”.

(2)	2008 results included the acquisition of the remaining 33 percent shareholding in the Cripple Creek and Victor Gold Mining Company with effect from July 1, 2008. In prior years, the investment was consolidated as a subsidiary. The 2008 treatment is therefore consistent with that of prior years. See “Item 4A.: History and development of the company”.

(3)	Product sales represent revenue from the sale of gold.

(4)	Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.

(5)	The calculations of basic and diluted (loss)/earnings per common share are described in note 9 to the consolidated financial statements “Income/(loss) per common share”. Amounts reflected exclude E Ordinary shares.

(6)	Includes noncontrolling interests.

Annual dividends
The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. In respect of 2010, AngloGold Ashanti’s board of directors declared an interim dividend of 65 South African cents per ordinary share on August 10, 2010, with a record date of September 3, 2010, and a payment date of September 10, 2010, and a final dividend of 80 South African cents per ordinary share on February 15, 2011, with a record date of March 11, 2011 and a payment date of March 18, 2011.

	Interim	Final	Total	Interim	Final	Total
Year ended December 31	(South African cents per ordinary share)			(US cents per ordinary share(1))

2006	210	240	450	29.4	32.38	61.78
2007	90	53	143	12.44	6.60	19.04
2008	50	50	100	6.4490	4.9990	11.4480
2009	60	70	130	7.6553	9.4957	17.1510
2010	65	80	145	9.0034	11.2599	20.2633

(1)	Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.
Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognized when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will be dependent upon the board’s ongoing assessment of AngloGold Ashanti’s cash flow, earnings, planned capital expenditures, financial condition and other factors. AngloGold Ashanti will continue to manage capital expenditure in line with profitability and cash flow, and its approach to the dividend on the basis of prudent financial management. Under South African law, AngloGold Ashanti may declare and pay dividends from any capital and reserves included in total shareholders’ equity calculated in accordance with IFRS, subject to its solvency and liquidity. Dividends are payable to shareholders registered at a record date that is after the date of declaration.
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
Moreover, fluctuations in the exchange rates of the US dollar may affect the US dollar price of the ADSs on the NYSE. For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see “Item 10D.: Exchange controls” and “Item 10E.: Taxation — Taxation of dividends”.
On February 21, 2007, the South African government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. The date for the implementation of the withholding tax on dividends has now been announced as April 1, 2012. Although this may reduce the tax payable by the South African operations of the group thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends and other distributions received by AngloGold Ashanti shareholders.

Exchange rate information
The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On [May 24, 2011, the interbank rate between South African rands and US dollars as reported by OANDA Corporation was R6.99/$1.00.

Year ended December 31	High	Low	Year end	Average(1)

2006 (2)	7.94	5.99	7.04	6.81
2007 (2)	7.49	6.45	6.81	7.03
2008 (2)	11.27	6.74	9.30	8.26
2009 (3)	10.70	7.21	7.41	8.44
2010 (3)	8.08	6.57	6.64	7.34
2011 (4)	7.35	6.49	—	6.93

(1)	The average rate of exchange on the last business day of each month during the year.

(2)	Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

(3)	Based on the interbank rate as reported by OANDA Corporation.

(4)	Through to May 24, 2011.

Exchange rate information for the months of (1)	High	Low

November 2010	7.17	6.71
December 2010	7.15	6.57
January 2011	7.19	6.49
February 2011	7.34	6.95
March 2011	7.19	6.79
April 2011	6.90	6.50
May 2011 (2)	7.05	6.51

(1)	Based on the interbank rate as reported by OANDA Corporation.

(2)	Through to May 24, 2011.

3B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3D. RISK FACTORS
This section describes many of the risks that could affect AngloGold Ashanti. However, there may be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business, financial results and the price of its securities.
Risks related to AngloGold Ashanti’s results of operations and its financial condition as a result of factors that impact the gold mining industry generally.
Commodity market price fluctuations could adversely affect the profitability of AngloGold Ashanti’s operations.
AngloGold Ashanti’s revenues are primarily derived from the sale of gold and, to a lesser extent, uranium, silver and sulfuric acid. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond the company’s control. For example, the market price of gold may fluctuate for a variety of reasons, including:
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
The market price of gold has experienced significant volatility. During 2010, the gold price traded from a high of $1,431 per ounce to a low of $1,044 per ounce. On May 24, 2011, the afternoon fixing price of gold on the London Bullion Market was $1,527 per ounce.
The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.
A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.
If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to change its dividend payment policies and/or curtail or suspend some or all of its capital projects and/or existing operations.

Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti’s operational results and financial condition.
Gold is principally a dollar-priced commodity, and most of the company’s revenues are realized in, or linked to, dollars while production costs are largely incurred in the local currency where the relevant operation is located. As a result of the company’s global operations and local foreign exchange regulations, some of its funds are held in local currencies such as the South African rand and the Australian dollar. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies, yields lower production costs in dollar terms. Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results. For example, a 1 percent strengthening of the South African rand, Brazilian real, the Argentinean peso and the Australian dollar against the US dollar will, other factors remaining equal, result in an increase in total cash costs under IFRS of nearly $5 per ounce or approximately 1 percent of the company’s total cash costs. The impact on cash costs determined under US GAAP may be different.
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
The price of oil has recently been volatile, fluctuating between $65.99 and $95.12 per barrel of Brent crude in 2010. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.50 per ounce with the cash costs of certain of the company’s mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which, being more dependent on fuel, are more sensitive to changes in the price of oil.
Furthermore, there has also been volatility recently in the price of steel, used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. For example, the price of flat Hot Rolled Coil (North American Domestic FOB) steel traded between $557 per tonne and $698 per tonne in 2010.
Fluctuations in oil and steel prices have a significant impact on operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.
Energy cost increases, and power fluctuations and stoppages, could adversely impact AngloGold Ashanti’s results of operations and its financial condition.
AngloGold Ashanti’s mining operations are dependent upon electrical power generated by local utilities or by power plants situated at some of its operations.
In South Africa, the company’s operations are substantially dependent on electricity supplied by Eskom, the state-owned utility. Eskom and the National Energy Regulator of South Africa, or NERSA, recognize the need to increase electricity supply capacity and a series of tariff increases and proposals have been tabled to assist in the funding of this expansion. On February 24, 2010, NERSA approved an annual increase of about 25 percent for each of the next three years. As energy represents a large proportion of the company’s operating costs in South Africa, these increases have an adverse impact on the cash costs of its South African operations. In 2008, Eskom warned it could no longer guarantee electricity availability to the South African mining industry. Consequently, AngloGold Ashanti and other mining companies operating in South Africa, were forced to temporarily suspend mining operations at their mines. The company has since implemented various initiatives at its South African mines to reduce electricity consumption whilst operating at full capacity. AngloGold Ashanti cannot assure that power supply to its South African operations will not be curtailed or interrupted again.

In Ghana, the company’s operations depend on hydroelectric power supplied by the state-controlled Volta River Authority (VRA), which is supplemented by thermal power from the Takoradi plant and a smaller unit at Tema. During periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam, the VRA’s primary generation source, may be curtailed; which occurred in 1998, 2006 and the first half of 2007. During periods of limited electricity availability, the grid is subject to disturbances and voltage fluctuations which can damage equipment. In the past, the VRA has obtained power from neighboring Côte d’Ivoire, which has intermittently experienced political instability and civil unrest. On June 1, 2010, the VRA increased Obuasi’s electricity tariffs (excluding transmission charges and levies) from 9.3 to 12.4 US cents per kilowatt hour through to the end of 2010. According to the formula agreed with the government, the rate is then anticipated to decline to 11.2 US cents per kilowatt hour. These rates are expected to remain at these levels in the short term, but could be impacted by a significant spike in crude oil prices, given Ghana’s dependence on light crude oil for thermal power plants. At Iduapriem, negotiations regarding the increased power tariff are due to commence for the 12 month period ending May 2012. Increased power prices could negatively impact operating costs and cash flow of AngloGold Ashanti’s Ghanaian operations.
The company’s mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel delivered by road. Power supplies have been disrupted in the past, resulting in production losses due to equipment failure.
Global economic conditions could adversely affect the profitability of AngloGold Ashanti’s operations.
AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions.
A global economic downturn may have follow-on effects on AngloGold Ashanti’s business. For example:
•	the insolvency of key suppliers could result in a supply chain break-down;

•	other income and expense could vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments and impairment charges may be incurred with respect to our investments;

•	AngloGold Ashanti’s defined benefit pension fund may not achieve expected returns on its investments, which could require the company to make substantial cash payments to fund any resulting deficits; and

•	a reduction in the availability of credit may make it more difficult for the company to obtain financing for its operations and capital expenditures or make that financing more costly.
In addition, uncertainty regarding global economic conditions may also increase the volatility or negatively impact the market value of the company’s securities.
Inflation may have a material adverse effect on AngloGold Ashanti’s operational results.
Most of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods.
Since the company is unable to influence the market price of gold, it is possible that significantly higher future inflation in the countries in which it operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon the company’s results of operations and its financial condition.
While none of AngloGold Ashanti’s operations are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in the rationalization of higher cost mines.
AngloGold Ashanti faces many risks related to the development of its mining projects that may adversely affect the company’s results of operations and profitability.
The profitability of mining companies depends partly on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time the relevant project was approved following completion of its feasibility study. Development of mining projects may also be subject to unexpected problems and delays that could increase the development and operating costs of the relevant project.

AngloGold Ashanti’s decision to develop a mineral property is typically based on the results of a feasibility study, which estimates anticipated economic returns from the project. These estimates are based on assumptions regarding:
•	future prices of gold, uranium, silver and other metals;

•	future currency exchange rates;

•	tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold, uranium, silver and other metals extracted from the ore;

•	anticipated capital expenditure and cash operating costs; and

•	the required return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are to a significant extent driven by the cost of commodity inputs consumed in mining, including fuel, chemical reagents, explosives, tires and steel, and also by credits from by-products, such as silver and uranium.
There are a number of uncertainties inherent in the development and construction of a new mine or the extension to an existing mine. In addition to those discussed above, these uncertainties include the:
•	timing and cost of construction of mining and processing facilities, which can be considerable;

•	availability and cost of skilled labor, power, water and transportation;

•	availability and cost of appropriate smelting and refining arrangements;

•	requirement and time needed to obtain necessary environmental and other governmental permits; and

•	availability of funds to finance construction and development activities.
The remote location of many mining properties, permitting delays, and/or social or political opposition to mining may increase the cost, timing and complexity of mine development and construction. New mining operations could experience unexpected problems and delays during development, construction, commissioning and/or commencement of production. The global demand for mining and processing equipment may result in long lead times for the supply of such equipment. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed and mining equipment used in the construction and operation of mining projects.
Accordingly, AngloGold Ashanti’s future development activities may not result in the expansion or replacement of current production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. The company’s operating results and financial conditions are directly related to the success of its project developments. A failure of the company’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively impact its results of operations, as well as its financial condition and prospects.
AngloGold Ashanti faces uncertainty and risks in exploration, feasibility studies and other project evaluation activities.
Exploration activities are speculative in nature and feasibility studies and other project evaluation activities necessary to determine the current or future viability of a mining operation, are often unproductive. These activities often require substantial expenditure on exploration drilling to establish the presence, extent and grade (metal content) of mineralized material. AngloGold Ashanti undertakes feasibility studies to estimate technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes. These activities are undertaken to estimate the Ore Reserve.
Once mineralization is discovered it may take several years to determine whether adequate Ore Reserves exist, during which time the economic feasibility of the project may change due to fluctuations in factors that affect both revenue and costs, including the:
•	future prices of metals and other commodities;

•	future foreign currency exchange rates; and

•	required return on investment as based on the cost and availability of capital.

Feasibility studies also include activities to estimate anticipated:

•	tonnages, grades and metallurgical characteristics of the ore to be mined and processed;

•	recovery rates of gold, uranium and other metals from the ore; and

•	capital expenditure and cash operating costs.

These estimates depend on assumptions made on available data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on the available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates which will impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortization rates, asset-carrying amounts, provisions for closedown, restoration and environmental clean-up costs.
AngloGold Ashanti undertakes annual revisions to its Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, economic assumptions and operating and other costs. These factors may result in reductions in the Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of the company’s mining asset base. Ore Reserve restatements could negatively affect the company’s results of operations, as well as its financial condition and prospects.
The increased demand for gold and other commodities, combined with a declining rate of discovery of new gold Ore Reserves, has in recent years resulted in accelerated depletion of existing Ore Reserves across the global gold sector. AngloGold Ashanti therefore faces intense competition for the acquisition of attractive mining properties. From time to time, the company evaluates the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. AngloGold Ashanti’s decision to acquire these properties has been based on a variety of factors including historical operating results, estimates and assumptions regarding the extent of Ore Reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate Ore Reserves.
As a result of these uncertainties, exploration and acquisitions by the company may not result in the expansion or replacement of current production or a maintenance of its existing Ore Reserves net of production or increase in Ore Reserves. AngloGold Ashanti’s results of operations and its financial condition are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing Ore Reserves. If the company is not able to maintain or increase its Ore Reserves, its results of operations, as well as its financial condition and prospects could be adversely affected.
AngloGold Ashanti faces many risks related to its operations that may adversely impact cash flows and overall profitability.
Gold mining is susceptible to events that may adversely impact a mining company’s ability to produce gold and meet production targets. These events include, but are not limited to:
•	environmental hazards, including discharge of metals, pollutants, radioactivity or hazardous chemicals; industrial accidents or accidents during transportation;

•	underground fires;

•	labor disputes;

•	loss of information integrity or data;

•	activities of illegal or artisanal miners;

•	mechanical breakdowns;

•	electrical power interruptions;

•	encountering unexpected geological formations;

•	unanticipated ground conditions;

•	water ingress;

•	process water shortages;

•	unanticipated increases in gold lock-up and inventory levels at heap-leach operations;

•	fall-of-ground accidents in underground operations;

•	failure of mining pit slopes, heap-leach facilities, water dams, waste stockpiles and tailings dam walls;

•	legal and regulatory restrictions and changes to such restrictions;

•	safety-related stoppages;

•	seismic activity; and

•	other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite modifications to mine layouts and support technology, as well as other technological improvements employed with a view to minimizing incidence and impact of seismic activity, seismic events have caused death and injury to employees and contractors and may do so again in future.
Seismic activity may also cause the loss of mining equipment, damage or destruction of mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities in South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.
AngloGold Ashanti is subject to extensive health and safety laws and regulations.
Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending on which jurisdiction they are located. These laws and regulations are designed to protect and improve the safety and health of employees.
From time to time, new or improved health and safety laws and regulations are introduced in jurisdictions in which AngloGold Ashanti operates. Should compliance with new standards require a material increase in expenditure or material interruptions to operations or production, including as a result of any temporary failure to comply with applicable regulations, the results of operations and the financial condition of the company could be adversely affected. In South Africa, for example, the government has introduced compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations. Certain of the company’s operations have been temporarily suspended for this reason in the past.
AngloGold Ashanti’s reputation as a responsible company and employer could be damaged by any significant governmental investigation or enforcement of health and safety standards. Any of these factors could have a material adverse effect on the company’s results of operations and financial condition.
Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.
As a result of public concern about the perceived ill effects of economic globalization, businesses in general and large multinational corporations such as AngloGold Ashanti, in particular, face increasing public scrutiny of their activities.
These businesses are under pressure to demonstrate that while they seek a satisfactory return on investment for shareholders, other stakeholders including employees, communities surrounding operations and the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations.
Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying mining plans and operations or by relocating the affected people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon AngloGold Ashanti’s results of operations and financial condition.
Mining companies are subject to extensive environmental laws and regulations.
Mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on producers’ ability to conduct their operations. The cost of compliance with environmental laws and regulations is expected to continue to be significant to AngloGold Ashanti.
Environmental laws and regulations are continually changing and are generally becoming more restrictive. In particular, the use of sodium cyanide in metallurgical processing is under increasing environmental scrutiny and prohibited in certain jurisdictions. Changes to AngloGold Ashanti’s environmental compliance obligations or operating practices could adversely affect the company’s rate of production and revenue. Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended and could increase AngloGold Ashanti’s expenses and provisions. These expenses and provisions could adversely affect the company’s results of operations and its financial condition.
Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the lands they mine. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse impact on AngloGold Ashanti’s financial condition.
Costs associated with rehabilitating land disturbed by mining processes and addressing the environmental, health and community issues are estimated and financial provision made based upon current available information. Estimates may, however, be insufficient and further costs may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company’s asset values, earnings and cash flows.
Compliance with emerging climate change regulation could result in significant costs to AngloGold Ashanti and climate change may present physical risks to the company’s operations.
Greenhouse gases, or GHGs, are emitted directly by AngloGold Ashanti’s operations and indirectly as a result of the consumption of electricity purchased from external utilities.
Emissions from electricity consumption are indirectly attributable to its operations. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol and the Copenhagen Accord, are in various phases of discussion or implementation in the countries in which the company operates. These measures could result in requirements for AngloGold Ashanti to reduce its direct and indirect GHG emissions.
The Australian government, elected in late 2010, has established an intensive process to gauge support and shape debate on possible interventions, including introduction of a carbon price, to address climate-change impacts in Australia. Its stated intention is to achieve consensus and announce the nature of key interventions by the end of parliament, which is debating the introduction of the Carbon Pollution Reduction Scheme, which would cap national emissions and require certain companies whose emissions exceed the agreed threshold to obtain allowances to emit GHGs. AngloGold Ashanti may be required under this scheme to purchase allowances for emissions possibly starting in 2011. The company is already required to report its GHG emissions to the Australian government under the National Greenhouse and Energy Reporting Act.
The South African government published a climate change response green paper in November 2010 and a carbon tax discussion paper in December 2010. The policy process, culminating in the publication of a climate change response white paper, is expected later in 2011, with GHG legislation likely to be enacted thereafter. An emissions trading discussion paper is expected during 2011. It is possible that legislation to cap national emissions, introduce a trading scheme for GHG emission allowances and/or extend the current carbon tax will be enacted, though the timing of this is uncertain.
It is unclear how climate change bills will progress if introduced in the US Congress. The likely impact on AngloGold Ashanti also remains unclear, as legislation has yet to be finalized. In May 2010, given the significant change in its composition following the November 2010 elections, the US Environmental Protection Agency continued to proceed on rules related to greenhouse gas emissions under the existing US Clean Air Act and Congress continued to evaluate whether or not to limit or restrict these activities. In some instances these rules will require installation of best available technology to control GHGs from large emitters.
In October 2010, the then-President of Brazil announced that sector-specific plans would be developed to meet a voluntary reduction target of 1.2 billion tonnes of CO2 by 2020. Amongst other plans, it is intended to reduce de-forestation in the Cerrado biome, where AngloGold Ashanti operates, by 40 percent and expand renewable energy production and energy efficiency programs. The decree also provided for a Brazilian GHG trading scheme, which is yet to be designed. In Brazil, the National Plan for Climate Change was enacted in December 2008 aiming to reduce de-forestation, which is the main cause of Brazil’s GHG emissions. While Brazil is not yet formally regulating GHG emissions at the national level, some state environmental agencies have requested companies to voluntarily submit GHG emissions management plans.

Some of these measures have resulted in increased compliance costs for power suppliers and are passed through to the company in the form of price increases. In South Africa, for instance, AngloGold Ashanti pays a levy of ZAR0.02 per kilowatt hour for electricity generated from fossil fuels. These levies may increase over time and additional levies may be introduced in future in South Africa or other countries, which could result in a significant increase in costs to the company.
In addition, AngloGold Ashanti’s operations could be exposed to a number of physical risks from climate change, such as increased rainfall, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, and could increase health and safety risks on site. Such events or conditions could have other adverse effects, such as increased disease prevalence in the company’s workforce and in communities in close proximity to its operations.
Mining operations and projects are vulnerable to supply chain disruption and AngloGold Ashanti’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver strategic spares, critical consumables, mining equipment or metallurgical plant.
AngloGold Ashanti’s operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, the company and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. AngloGold Ashanti has in the past experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, could result in production delays and production shortfalls and increases in prices resulting in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.
Individually, AngloGold Ashanti and other gold mining companies have limited influence over manufacturers and suppliers of these items. In certain cases there are a limited number of suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the company. The company could at times face limited supply or increased lead time in the delivery of such items.
The company’s procurement policy is to only source mining and processing equipment and consumables from suppliers that meet its corporate values and ethical standards. In certain locations, where a limited number of suppliers meet these standards, further strain is placed on the supply chain, thereby increasing cost of supply and time of delivery.
Furthermore, the effects of the 2011 earthquake and tsunami in Japan could have a knock-on effect on the supply of equipment, extending lead times and potentially increasing costs of certain supplies. If AngloGold Ashanti experiences shortages, or increased lead times in delivery of strategic spares, critical consumables, mining equipment or processing plant, the company’s results of operations and its financial condition could be adversely impacted.
Diversity in interpretation and application of accounting literature in the mining industry may impact AngloGold Ashanti’s reported financial results.
The mining industry has limited industry-specific accounting literature. As a result, there is diverse interpretation and application of accounting literature to mining specific issues. AngloGold Ashanti, for example, capitalizes drilling and costs related to defining and delineating a residual mineral deposit that has not been classified as a proven and probable reserve at a development project or production stage mine. Some companies, however, expense such costs. As and when this diverse interpretation and application is addressed, the company’s reported results could be adversely impacted should the adopted interpretation differ from the position it currently follows.
Risks related to AngloGold Ashanti’s results of operations and its financial condition as a result of factors specific to the company and its operations
AngloGold Ashanti has removed the last of its gold hedging instruments and long-term sales contracts, which exposes the company to potential gains from subsequent commodity price increases but exposes it entirely to subsequent commodity price decreases.
AngloGold Ashanti removed the last of its gold hedging instruments in October 2010 in order to provide greater participation in a rising gold price environment. As a result, AngloGold Ashanti no longer has any protection against declines in the market price of gold compared with previous years. A sustained decline in the price of gold could adversely impact the company’s results of operations and its financial condition.

AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including if the company breaches its obligations in respect of its mining rights.
AngloGold Ashanti’s right to own and exploit mineral reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of the company’s mineral reserves and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition of these rights.
In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights and ownership of mining assets and the rights to prospect and mine and in extreme cases, nationalization. For example, the Guinean Government has announced in media reports that it will seek to increase its equity interest in mines and there is a call for a debate on nationalization and increased state ownership in South Africa. Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorizations or agreements to prospect or mine or to implement planned projects, or continue its operations under conditions, or within time frames, that make such plans and operations economically viable, or if the laws impacting the company’s ownership of its mineral rights, or the right to prospect or mine were to change materially, or should Governments increase their ownership in the mines or nationalize them, AngloGold Ashanti’s results of operations and its financial condition could be adversely affected.
In South Africa, mining rights are linked to meeting various obligations that include the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, referred to as the Mining Charter. Compliance with the Mining Charter, measured using a designated scorecard, requires that every mining company achieve 26 percent ownership by historically disadvantaged South Africans (HDSAs) of its South African mining assets by May 2014, and achieves participation by HDSAs in various other aspects of management.
AngloGold Ashanti believes it has made significant progress towards meeting the requirements of the Mining Charter, the scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions and procurement and beneficiation. The company will incur expenses in giving further effect to the Mining Charter and the scorecard.
The Mining Charter provided for its review five years after promulgation. The outcome of the first phase of the review was made public in June 2010, while results from the final review were made public in September 2010. According to these reviews, AngloGold Ashanti is compliant with the Mining Charter’s requirements relating to ownership of its assets by HDSAs. The company is also currently compliant with the Mining Charter’s requirements relating to, among others, human resource development, mine community development, and sustainable development and growth. Whilst AngloGold Ashanti is compliant with the Mining Charter’s ownership targets to be achieved by May 2014, it must make further progress to achieve future targets set under the Mining Charter, including further participation by HDSAs in various aspects of management, the upgrade of housing and accommodation at the company’s mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development, certain of which are also included under the Code and Standard, as defined and discussed below and which targets must also be achieved by May 2014. AngloGold Ashanti expects to be compliant with these provisions by May 2014.
As required by the South African Mineral and Petroleum Resources Development Act (MPRDA), the Minister of Mineral Resources published a Code of Good Practice for the Minerals Industry (Code) and the Housing and Living Conditions Standard (Standard) in April 2009. The Code was developed to create principles to facilitate effective implementation of minerals and mining legislation and enhance implementation of the Mining Charter applicable to the mining industry. The Standard aims to include the provision of housing as an integral part of infrastructure during the development of a mine. Both the Code and the Standard provide that non-compliance equates to non-compliance with the MPRDA. It is unclear whether non-compliance with the Code or the Standard would lead to the cancellation or suspension of a mining right or whether they would be considered legislation under the MPRDA. Subsequent to the publication of the Code and the Standard, representatives of the Department of Mineral Resources, organized labor and the South African mining industry have engaged in discussions in an effort to address the concerns of the mining industry and to possibly amend the Code and the Standard. Furthermore, discussions related to the Code and Standard have also become related to the review of the Mining Charter. It is anticipated that the contents of the Code and Standard will ultimately be amended in line with the amendments to the Mining Charter that have resulted from its review. Details of the final Code and Standard are currently uncertain.

AngloGold Ashanti’s mining rights in South Africa can be suspended or cancelled by the Minister of Mineral Resources if, upon notice of a breach from the Minister, the company breaches its obligations in complying with the MPRDA. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with its South African operations in light of applicable requirements.
AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy and its strategy may not result in the anticipated benefits.
The successful implementation of the company’s business strategy depends upon a number of factors, including those outside its control. For example: the successful management of costs will depend on prevailing market prices for input costs; the ability to grow the business will depend on the successful implementation of the company’s existing and proposed project development initiatives and continued exploration success, as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors. AngloGold Ashanti cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of its business strategy, or that the strategy will result in the anticipated benefits.
The level of AngloGold Ashanti’s indebtedness could adversely impact its business.
As at December 31, 2010, AngloGold Ashanti had gross borrowings (excluding the mandatory convertible bonds) of approximately $1.9 billion.
AngloGold Ashanti’s indebtedness could have a material adverse effect on its flexibility to conduct business. For example, the company may be required to utilize a large portion of its cash flow to pay the principal and interest on its debt, which will reduce funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of the company’s borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants. The company’s ability to continue to meet these covenants will depend on its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond the control of the company.
Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants and may be required to refinance all or part of the existing debt, use existing cash balances, issue additional equity and/or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.
Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, acquired properties, investments and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognize an impairment charge, which could be significant.
AngloGold Ashanti reviews and tests the carrying amount of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. The company values individual mining assets at the lowest level for which cash flows are identifiable and independent of cash flows of other mining assets and liabilities.
If there are indications that an impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
If any of these uncertainties occur, either alone or in combination, management could be required to recognize an impairment, which could have a material adverse effect on the company’s financial condition and results of operations.

AngloGold Ashanti expects to have significant financing requirements.
AngloGold Ashanti’s existing Board-approved development projects and exploration initiatives will require significant funding. These include Tropicana in Australia, the Cerro Vanguardia heap leach project in Argentina, the Mponeng Ventersdorp Contact Reef Projects in South Africa, Córrego do Sítio and Lamego in Brazil and the mine life extension project (MLE1) at Cripple Creek & Victor in the US.
Potential future development projects will also require significant funding if and when approved by AngloGold Ashanti Board. These include the La Colosa and Gramalote projects in Colombia, the Kibali and Mongbwalu projects in the DRC, the Mponeng CLR and Zaaiplaats projects in South Africa, the Cerro Vanguardia underground mining project in Argentina, the Nova Lima Sul project in Brazil, the Sadiola Deeps project in Mali, Cripple Creek & Victor further mine life extension project (MLE2) in the US, as well as various other exploration projects and feasibility studies.
AngloGold Ashanti estimates that over the next three years, growth initiatives will require project capital expenditure (excluding stay in business and Ore Reserve development capital expenditure) of approximately $2.5 billion (subject to escalation). The company’s capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond its control, and therefore the actual future capital expenditure and investments may differ significantly from their current planned amounts.
AngloGold Ashanti’s operating cash flow and credit facilities may be insufficient to meet all of these expenditures, depending on the timing and costs of development of these and other projects as well as its operating performance and available headroom under its credit facilities. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti’s ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future gold prices, the company’s operational performance and operating cash flow and debt position, among other factors. The company’s ability to raise further debt financing in the future and the cost of such financing will depend on, among other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects or other factors. As a result, in the event of lower gold prices, unanticipated operating or financial challenges, or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities, invest in existing and new projects, fund its ongoing business activities and/or retire or service outstanding debt and pay dividends could be significantly constrained, all of which could adversely impact the company’s results of operations and its financial condition.
AngloGold Ashanti does not operate some of its significant joint venture projects and other interests. If the operators of these projects do not perform effectively and efficiently, the company’s investment in these projects could be adversely affected and/or its reputation could be harmed.
AngloGold Ashanti’s joint ventures at Morila in Mali and at Kibali in the DRC are operated by the company’s joint venture partners. In addition, certain of AngloGold Ashanti’s exploration ventures are operated by the relevant joint venture partner. AngloGold Ashanti’s marine gold joint venture with De Beers is operated by an independent company jointly owned by AngloGold Ashanti and De Beers, with a significant part of the technical input subcontracted to De Beers or other marine service providers.
In South Africa, AngloGold Ashanti’s Ergo operations are currently operated by Ergo Mining, a subsidiary of DRDGOLD Limited (DRDGOLD). The Ergo operations were sold in 2007 to DRDGOLD and DRDGOLD has been managing and operating the assets pending the transfer of the mining rights from AngloGold Ashanti to DRDGOLD.
While AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, the company cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies in its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, the company’s investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective and inefficient operatorship, particularly relating to any resulting accidents or environmental incidents, could harm the company’s reputation and therefore its prospects and potentially its financial condition. Further, any failure of joint venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse impact on AngloGold Ashanti’s results of operations and its financial condition.

AngloGold Ashanti’s mineral reserves, deposits and mining operations are located in countries that face political, economic and/or security risks.
Some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where the company operates, the formulation or implementation of government policies may be unpredictable on certain issues. These include regulations which impact its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.
Any existing and new mining and exploration operations and projects that the company carries out in these countries will continue to be subject to various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social community relations and other matters.
If, in one or more of these countries, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, resulting in changes to such laws and regimes, this could have a material adverse affect on AngloGold Ashanti’s operating results and financial condition.
Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC, Guinea and Colombia, have in the past experienced, and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on its operations in such regions. In the event that continued operations in these countries compromise the company’s security or business principles, AngloGold Ashanti may withdraw from these countries on a temporary or permanent basis. Furthermore, the company has at times experienced strained relationships with some of the communities in which it operates. This could have a material adverse impact on AngloGold Ashanti’s results of operations.
In December 2008, the National Council for Democracy and Development, led by Moussa Dadis Camara, seized power in Guinea after the death of the country’s long-standing president Lasana Conte. On December 3, 2009, President Camara was shot and injured in an apparent assassination attempt and subsequently signed a transition agreement allowing for presidential elections and the transfer of Guinea back to civilian rule. A new transitional government was appointed while elections were held. The first round of elections was held but, as a clear winner did not emerge, a second round of elections took place after a prolonged delay on November 7, 2010 and ultimately Alpha Conde was sworn in as Guinea’s president on December 21, 2010. Some unrest and protest accompanied and followed the elections. However, the elections were deemed successful and Conde was installed as Guinea’s first democratically elected president. In early 2011, Conde confirmed his commitment to a review of all mining contracts under the auspices of international law, indicating that Guinea would seek to own a stake of at least a third of all mining projects located in Guinea. Currently the Government of Guinea holds a stake of 15 percent in the Siguiri Gold Mine. The review process has not yet commenced and AngloGold Ashanti is currently unable to predict the timing and outcome of such review. On April 26, 2011 it was announced by Reuters that a copy of the new draft mining code includes a compulsory 15 percent stake for the government in operations, with an option to acquire an additional 20 percent. Also according to Reuters, included in the draft mining code are provisions for a new “Local Empowerment Fund”, which will be funded from tax levies, and changes to the price reference point used for tax purposes from the free-on-board to a rolling three-month average from the London Metals Exchange. AngloGold Ashanti continues to monitor the situation.
In Guinea, Mali and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes. In addition, the company has other outstanding assessments and unresolved tax disputes in a number of countries, including Brazil, Argentina and Ghana. If the outstanding VAT input taxes are not received, the tax disputes are not resolved and assessments favorable to AngloGold Ashanti are not made, there could be an adverse effect upon the company’s results of operations and its financial condition. AngloGold Ashanti may also be impacted by the outcome of elections in jurisdictions in which it has operations and ancillary political processes leading up to elections. The company expects elections to occur in the DRC in 2011 and in South Africa in 2014.

In February 2010, AngloGold Ashanti and other mining companies in Ghana received notice that the country’s government was considering a review and amendments to its fiscal mining regime. The government of Ghana has subsequently amended its fiscal mining regime, and should it seek to impose this new increased royalty rate on the company, AngloGold Ashanti may challenge it in light of the stability agreement entered into by the company with the government of Ghana in December 2003 and which was subsequently ratified by the parliament of Ghana in early 2004. No assurance can be given that, should AngloGold Ashanti challenge this new increased royalty rate, that it would ultimately succeed in the challenge or that any dispute with the government of Ghana would not otherwise have a material adverse impact on the company’s financial condition or results of operations.
In May 2010, the government of Australia proposed a Resource Super Profit Tax (RSPT), which would have required extractive industries, including the gold mining industry, to pay a tax of 40 percent on profits from Australian operations above certain levels determined by the government. Had the RSPT been implemented as proposed it would have had an adverse impact upon AngloGold Ashanti’s financial results from its existing operations in Australia as well as from the Tropicana project, once operational. However, in July 2010, the government of Australia proposed to replace the RSPT with the Mineral Resource Rent Tax (MRRT), which requires a tax of 30 percent on profits above certain levels from coal and iron ore mining starting July 1, 2010. Should the government of Australia reintroduce the RSPT or extend the MRRT to the gold mining industry, or if similar “super profit” taxes are introduced in Australia or any other country in which the company operates, this could have a material adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
Labor disruptions and/or increased labor costs could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition.
AngloGold Ashanti employees in South Africa, Ghana, Guinea and some South American countries, are highly unionized. Trade unions, therefore, have a significant impact on the company’s labor relations climate, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the company’s operations, particularly where the labor force is unionized. Labor disruptions may be used to advocate labor, political or social goals in the future. For example, labor disruptions may occur in sympathy with strikes or labor unrest in other sectors of the economy. Material labor disruptions could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition.
As at December 31, 2010, approximately 65 percent of the company’s workforce excluding contractors, or approximately 57 percent of its total workforce, was located in South Africa. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in July 2009, following negotiations between the Chamber of Mines and the National Union of Mineworkers, the United Associations of South Africa, (UASA) (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners). The next round of negotiations is expected to take place in 2011.
AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it expires in July 2011.
As at December 31, 2010, approximately 10 percent of the company’s workforce excluding contractors, or approximately 12 percent of the total workforce, was located in Ghana. In Ghana, a three-year, wage agreement for the years 2009 to 2011, effective from January 1, 2009, was reached towards the end of 2009. The next round of negotiations is expected to take place in 2011. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it expires at the end of December 2011.
Labor costs represent a substantial proportion of the company’s total operating costs and in many operations, including its South African, Ghanaian and Tanzanian operations, is the company’s single largest component of operating costs. Any increases in labor costs have to be offset by greater productivity efforts by all operations and employees, failing which such increase in labor cost could have a material adverse effect on AngloGold Ashanti’s results of operations and its financial condition.

The use of mining contractors at certain of the company’s operations may expose AngloGold Ashanti to delays or suspensions in mining activities and increases in mining costs.
AngloGold Ashanti uses contractors at certain of its operations to mine and deliver ore to processing plants. Consequently, at these mines, contracting costs represent a significant proportion of the total operating costs of these operations and the company does not own all of the mining equipment. AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at these mines have financial difficulties or if a dispute arises in renegotiating a mining contract, or if there is a delay in replacing an existing contractor. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company’s results of operations and financial condition.
AngloGold Ashanti competes with mining and other companies for key human resources.
AngloGold Ashanti competes on a global basis with mining and other companies, to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe, combined with the global shortage of key mining skills, including geologists, mining engineers, metallurgists and skilled artisans.
The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labor, AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions.
AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience.
There can be no assurance that the company will attract and retain skilled and experienced employees. Should it fail to do so or lose any of its key personnel, the business and growth prospects may be harmed and this could have an adverse impact on AngloGold Ashanti’s results of operations and its financial condition.
The treatment of occupational health diseases and the potential liabilities related thereto may have an adverse effect upon the results of operations of AngloGold Ashanti and its financial condition.
The primary areas of focus in respect of occupational health of employees within the company’s operations are noise induced hearing loss (NIHL), occupational lung diseases (OLD), which includes pulmonary and tuberculosis (TB), in individuals exposed to silica dust. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, this could have an adverse effect on the results of operations of AngloGold Ashanti and its financial condition.
The South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD and/or TB, and the Compensation for Occupational Injuries and Diseases Act (COIDA), that provides for compensation of non-miners who have OLD. It appears less likely that the proposed combination of the two acts will occur but some alignment of benefits may be considered. COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD as well as the payment of medical expenses over the claimant’s lifetime.
If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.
On November 23, 2010 the Chamber of Mines of South Africa applied to the North Gauteng High Court for a declaratory order as to whether or not the Compensation Commissioner may include in the levy to be paid by any specific mine under ODMWA any amount that is intended to be used for funding benefits payable to:
•	ex-mine workers who had never worked at that mine; or

•	ex-mine workers who used to work at the mine, but no longer work at the mine.

Judgment in the case was given on April 29, 2011. The Honorable Judge Zondo dismissed the Chamber’s application with costs. The judge concluded that the Compensation Commissioner has authority under ODMWA to address an historical or actuarial deficit in the Compensation Fund by increasing the levy payable by current mines and works to cover the shortfall in respect of all ex-mine workers. The Chamber is considering whether to appeal the judgment. Should the Chamber’s appeal be unsuccessful this could further increase the levy payable by AngloGold Ashanti to the ODMWA fund and consequently could have an adverse effect on its financial condition.
Mr. Thembekile Mankayi instituted legal action against AngloGold Ashanti in October 2006 in the South Gauteng High Court. Mr Mankayi claimed approximately R2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on a mine of Vaal Reefs Mining and Exploration Company Limited, which company was renamed AngloGold Limited in 1998 and AngloGold Ashanti Limited in 2004. The case was heard and judgment in the exception action was rendered on June 26, 2008 in the company’s favor on the basis that mine employers are indemnified under ODMWA and COIDA against claims by employees against employers for damages relating to compensable diseases. Mr. Mankayi’s appeal to the Supreme Court of Appeal of South Africa was dismissed. On August 17, 2010, the Constitutional Court of South Africa heard Mr. Mankayi’s application for leave to appeal to the Constitutional Court. Judgment in the Constitutional Court was handed down on March 3, 2011. The Constitutional Court granted the application for leave to appeal and dealt with the matter as a full appeal. Mr. Mankayi was deceased prior to this judgment in the Constitutional Court, and, following the judgment, Mr. Mankayi’s executor may proceed with his case in the High Court and seek a claim for damages under common law against AngloGold Ashanti. This will comprise, amongst others, providing evidence that Mr. Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.
AngloGold Ashanti is studying the details of the Constitutional Court judgment and will defend the case and any subsequent claims on their merits. As a result of the Constitutional Court decision, AngloGold Ashanti could be subject to numerous similar claims, including potentially by way of a class action or similar group claim. These too would be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for this possible obligation at this time. Should AngloGold Ashanti be unsuccessful in defending the claim of Mr. Mankayi’s executor and any other individuals or groups that lodge similar claims, this would have an adverse impact on AngloGold Ashanti’s financial condition which could potentially be material.
In response to the effects of silicosis in labor sending communities, a number of mining companies (under the auspices of the Chamber of Mines of South Africa) together with the NUM, which is the largest union in the mining sector, and the national and regional departments of health, have embarked on a project to assist in delivering compensation and relief by mining companies under the ODMWA to affected communities.
In light of the Constitutional Court judgment, AngloGold Ashanti is calling for the industry to engage with government (and other stakeholders) to seek an appropriate industry-wide solution. AngloGold Ashanti can provide no assurances that an industry-wide solution can be reached or that the terms thereof will not have a material adverse affect on AngloGold Ashanti’s financial condition.
AngloGold Ashanti faces certain risks in dealing with HIV/AIDS, particularly at its South African operations and with tropical disease outbreaks such as malaria, which may have an adverse effect on the company’s results of operations.
AIDS and associated diseases remain the major health care challenges faced by AngloGold Ashanti’s South African operations. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. The South African workforce prevalence studies, however, indicate that HIV prevalence rates among AngloGold Ashanti’s South African workforce may be as high as 30 percent. AngloGold Ashanti continues to develop and implement programs to help those infected with HIV and prevent new infections from spreading. Since 2001, the company has offered a voluntary counseling and HIV testing program for employees in South Africa. In 2002, it began to offer anti-retroviral therapy, or ART, to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti commenced a roll-out of the treatment to all eligible employees desiring it. As of December 2010, approximately 2,500 employees were receiving treatment using anti-retroviral drugs.
AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its results of operations. Nevertheless, it is not possible to determine with certainty the costs that it may incur in the future in addressing this issue, and consequently the company’s results of operations and its financial condition could be adversely impacted.

Malaria and other tropical diseases pose significant health risks at all of the company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programs. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse impact upon productivity and profitability levels of AngloGold Ashanti’s operations located in these regions.
The costs associated with the pumping of water inflows from closed mines adjacent to the company’s operations could have an adverse effect upon its results of operations.
Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of the company’s mining operations as a result of property damage, disruption to operations, additional pollution liabilities and pumping costs and consequently could have an adverse impact upon its results of operations and financial condition.
The potential costs associated with the remediation and/or prevention of groundwater contamination from the company’s operations or due to flooding from closed mines adjacent to the company’s operations could have a material adverse effect upon the results of operations of AngloGold Ashanti and its financial condition.
AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand goldfields in South Africa. AngloGold Ashanti’s Vaal River operations are part of the Klerksdorp goldfield and its West Wits operations are part of the Far West Rand goldfield. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of underground mining operations in South Africa, any proposed solution needs to be a combined one supported by all the companies owning mines located in these goldfields. As a result, the South African Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made at this time for this possible obligation, which could be material and have an adverse impact on AngloGold Ashanti’s financial condition.
AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions, and, based thereon, the company has instituted processes to reduce seepage and/or to reduce soil and groundwater contamination. It has been demonstrated that certain techniques and/or technologies, including monitored natural attenuation by the existing environment and phyto-technologies, could reduce seepage and/or address soil and groundwater contamination. Subject to the completion of further trials and the technologies becoming a proven remediation technique, no reliable estimate can currently be made for the potential costs of remediation and/or prevention of groundwater contamination at AngloGold Ashanti’s operations. Should these costs be significant, this could have a material adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.
The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability.
AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that the company believes to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti’s insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to insure certain risks due to the high premiums or for various other reasons, including an assessment that the risks are remote.
The company may not be able to obtain insurance coverage at acceptable premiums. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond the company’s control or from claims, and this can result in higher premiums and periodically being unable to maintain the levels or types of insurance carried.
The occurrence of events for which AngloGold Ashanti is not insured will adversely impact its cash flows, its results of operations and its financial condition.

Sales of large quantities of AngloGold Ashanti’s ordinary shares and ADSs, the perception that these sales may occur or other dilution of the company’s equity could adversely affect the prevailing market price of the company’s securities.
The market price of the company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti’s ordinary shares or ADSs may sell them at any time. The market price of the company’s ordinary shares or ADSs could also fall as a result of any future offerings AngloGold Ashanti makes of its ordinary shares, ADSs, or securities exchangeable or exercisable for the company’s ordinary shares or ADSs, or the perception in the market place that these sales might occur. AngloGold Ashanti may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future.
Fluctuations in the exchange rate of currencies may reduce the market value of AngloGold Ashanti’s securities, as well as the market value of any dividends or distributions paid by the company.
AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold the company’s securities. This may reduce the value of these securities to investors.
AngloGold Ashanti’s memorandum and articles of association allows for dividends and distributions to be declared in any currency at the discretion of the board of directors, or the company’s shareholders at a general meeting. If and to the extent that AngloGold Ashanti opts to declare dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.
The announced proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by AngloGold Ashanti’s shareholders.
On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. Although this may reduce the tax payable by the company’s South African operations, thereby increasing distributable earnings, the withholding tax could generally reduce the amount of dividends or other distributions received by its shareholders. The proposal was expected to be implemented in 2010, but its implementation has been delayed to April 1, 2012.

ITEM 4: INFORMATION ON THE COMPANY
GROUP INFORMATION
AngloGold Limited was founded in June 1998 with the consolidation of the gold mining interests of Anglo American. The company, AngloGold Ashanti as it is now, was formed on April 26, 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited. AngloGold Ashanti is currently the third-largest gold producer in the world based on ounces sold.
Current profile
AngloGold Ashanti Limited, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company’s 20 operations are located in 10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the US), and are supported by extensive exploration activities. The combined Proven and Probable Ore Reserves of the group amounted to 71.2 million ounces as at December 31, 2010.
The primary listing of the company’s ordinary shares is on the JSE in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
AngloGold Ashanti Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act 61 of 1973, as amended.
Its registered office is at 76 Jeppe Street, Newtown, Johannesburg, South Africa, 2001.
4A. HISTORY AND DEVELOPMENT OF THE COMPANY
HISTORY AND SIGNIFICANT DEVELOPMENTS OF THE COMPANY
Below are highlights of key corporate activities from 1998:
1998
•	Formation of AngloGold Limited through the consolidation of East Rand Gold and Uranium Company Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings Limited; Free State Consolidated Gold Mines Limited; Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining Company Limited and Western Deep Levels Limited into a single, focused, independent, gold mining company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorized share capital, effective March 30, 1998; and

•	Acquisition of non-controlling shareholders interest in Driefontein Consolidated Limited (17 percent); Anmercosa Mining (West Africa) Limited (100 percent); Western Ultra Deep Levels Limited (89 percent); Eastern Gold Holdings Limited (52 percent); Erongo Mining and Exploration Company Limited (70 percent).
1999
•	Purchased Minorco’s gold interests in North and South America; and

•	Acquisition of Acacia Resources in Australia.
2000
Acquired:
•	a 40 percent interest in the Morila mine in Mali from Randgold Resources Limited;

•	a 50 percent interest in the Geita mine in Tanzania from Ashanti Goldfields Company Limited (Ashanti); and

•	a 25 percent interest in OroAfrica, South Africa’s largest manufacturer of gold jewellery.

2001
•	AngloGold sold the Elandsrand and Deelkraal mines to Harmony Gold Mining Company Limited (Harmony); disposed of its interests in No. 2 Shaft Vaal River Operations to African Rainbow Minerals (ARM) and made an unsuccessful take-over bid for Normandy Mining Limited.
2002
•	Sold its Free State assets to ARM and Harmony; and

•	Acquired an additional 46.25 percent of the equity, as well as the total loan assignment, of Cerro Vanguardia SA from Pérez Companc International SA, thereby increasing its interest in Cerro Vanguardia to 92.5 percent.
2003
•	Disposed of its wholly owned Amapari project to Mineração Pedra Branca do Amapari;

•	Sold its 49 percent stake in the Gawler Craton joint venture, including the Tunkillia project located in South Australia to Helix Resources Limited;

•	Sold its interest in the Jerritt Canyon joint venture to Queenstake Resources USA Inc;

•	Disposed of its entire investments in East African Gold Mines Limited and in Randgold Resources Limited; and

•	Purchased a portion of the Driefontein mining area in South Africa from Gold Fields Limited.
2004
•	Sold its Western Tanami project to Tanami Gold NL in Australia;

•	Concluded the business combination with Ashanti Goldfields Company Limited, at which time, the company changed its name to AngloGold Ashanti Limited;

•	Acquired the remaining 50 percent interest in Geita as a result of the business combination;

•	AngloGold Holdings plc, a subsidiary of AngloGold, completed an offering of $1 billion principal amount 2.375 percent convertible bonds, due 2009, and guaranteed by AngloGold Ashanti;

•	Acquired a 29.8 percent stake in Trans-Siberian Gold plc;

•	Sold its Union Reefs assets to the Burnside joint venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony (50 percent);

•	Sold its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited;

•	Sold its 40 percent equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited; and

•	Subscribed for a 12.3 percent stake in the expanded issued capital of Philippines explorer Red 5 Limited.
2005
•	Substantially restructured its hedge book in January 2005;

•	Signed a three-year $700 million revolving credit facility;

•	Disposed of exploration assets in the Laverton area in Australia;

•	Disposed of its La Rescatada project to ARUNANI SAC, a local Peruvian corporation;

•	Acquired an effective 8.7 percent stake in China explorer, Dynasty Gold Corporation; and

•	The Director-General of Minerals and Energy notified AngloGold Ashanti in August 2005 that its application for the new order mining rights in terms of the South African Mineral and Petroleum Resources Development Act had been granted.
2006
•	Raised $500 million through an equity offering;

•	Acquired two exploration companies, Amikan and AS APK, from TSG as part of the company’s initial contribution towards its strategic alliance with Polymetal;

•	Formed a new company with B2Gold (formerly Bema Gold) to jointly explore a select group of mineral opportunities located in northern Colombia, South America;

•	AngloGold Ashanti (USA) Exploration Inc, International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaskan mineral exploration properties and associated databases in return for an approximate 20 percent interest in ITH. AngloGold Ashanti has the option to increase or dilute its stake in these projects, subject to certain conditions;

•	Disposed of its entire business undertaking related to the Bibiani mine and Bibiani North prospecting permit to Central African Gold plc;

•	Entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal), in terms of which Polymetal and AngloGold Ashanti would co-operate in exploration and the acquisition and development of gold mining opportunities within the Russian Federation; and

•	Implemented an empowerment transaction with two components: the development of an employee share ownership plan (ESOP) and the acquisition by Izingwe Holdings (Proprietary) Limited (an empowerment company) of an equity interest in AngloGold Ashanti.
2007
•	Acquired the non-controlling interests, previously held by the Government of Ghana (5 percent) and the International Finance Corporation (10 percent), in the Iduapriem and Teberebie mines;

•	Anglo American plc sold 69,100,000 ordinary shares of AngloGold Ashanti, thereby reducing Anglo American’s shareholding in AngloGold Ashanti from 41.7 percent to 16.6 percent; and

•	Announced the successful closing of a $1.15 billion syndicated revolving credit facility.
2008
•	Issued 69,470,442 ordinary shares in a fully subscribed rights offer;

•	Announced significant exploration results at the 100 percent owned La Colosa;

•	Acquired Golden Cycle Gold Corporation through the issue of 3,181,198 ordinary shares, resulting in Cripple Creek & Victor becoming a wholly-owned subsidiary;

•	Sold entire holding in Nufcor International Limited and cancelled 1 million pounds of outstanding uranium contracts;

•	Acquired São Bento Gold Company Limited through the issue of 2,701,660 ordinary shares with the ultimate result of doubling production from the Córrego do Sítio project;

•	Entered into a $1 billion term facility agreement to be used to redeem the $1 billion convertible bonds due February 2009; and

•	AngloGold Ashanti implemented a hedge restructure program.
2009
•	Sold its 33.33 percent joint venture interest in the Boddington Gold Mine to Newmont Mining Corporation;

•	Entered into an agreement with Simmer & Jack Mines Limited to sell the Tau Lekoa Mine and adjacent project areas;

•	AngloGold Ashanti repaid its $1 billion convertible bonds issued in 2004;

•	Anglo American plc sold its remaining shareholding to Paulson & Co. Inc.;

•	Entered into a strategic alliance with Thani Dubai Mining Limited to explore, develop and operate mines across the Middle East and parts of North Africa;

•	AngloGold Ashanti issues $732.5 million, 3.5 percent convertible bonds, due 2014;

•	Issued 7,624,162 ordinary shares and raised a total of $284 million through an equity offering;

•	Acquired an effective 45 percent interest in the Kibali gold project in the Democratic Republic of the Congo;

•	Entered into a joint venture with the De Beers Group of Companies to explore for, and ultimately mine gold and other minerals and metals, excluding diamonds, on marine deposits;

•	Increased the holding in the Sadiola Gold Mine from 38 percent to 41 percent; and

•	AngloGold Ashanti continued to manage its hedge book in accordance with its hedge reduction program.
2010
•	Issued $700 million 5.375 percent bonds due 2020 and $300 million 6.5 percent bonds due 2040;

•	Finalized the sale of 100 percent interest in the Tau Lekoa mine and adjacent properties in South Africa to Simmer & Jack Mines Limited for R600 million;

•	Issued 18,140,000 ordinary shares and raised a total of $789 million through an equity offering;

•	Issued $789 million 6 percent mandatory convertible bond, due 2013;

•	Obtained a four-year syndicated revolving credit facility for $1 billion due 2014;

•	AngloGold Ashanti eliminated its hedge book, thereby gaining full exposure to spot gold price;

•	Sold entire shareholding in B2Gold and realized net proceeds of $68 million; and

•	Obtained a short-term facility with FirstRand Bank Limited of R1.5 billion.
The following announcements regarding significant developments were made by AngloGold Ashanti during 2010 and subsequent to year-end:
Appointment of chairman: Mr Tito Mboweni, the former Governor of the South African Reserve Bank was appointed to the board and as chairman of the company with effect from June 1, 2010. He succeeded Mr Russell Edey, who retired as chairman and from the board on May 7, 2010.

Joint venture in the Democratic Republic of the Congo: On March 26, 2010, AngloGold Ashanti announced that it had entered into a definitive joint venture agreement (JVA) with Société Miniére de Kilo-Moto (SOKIMO) relating to the development of the Ashanti Goldfields Kilo (AGK) project in the Democratic Republic of the Congo (DRC) and the transfer of the exploitation permits to AGK. Under the JVA, AngloGold Ashanti and SOKIMO agree to jointly develop the AGK project through the joint company AGK, in which AGA holds an 86.22 percent interest and SOKIMO holds the remaining 13.78 percent. The JVA provides for the exploitation permits to be transferred from SOKIMO to AGK covering an area of approximately 6,000km2 in the Ituri district in the northeastern DRC. This includes the Mongbwalu project where a Mineral Resource of approximately 3 million ounces has been identified by previous exploration work and where further exploration and feasibility studies are currently taking place.
Temporary suspension of operations at the Iduapriem and Obuasi mine: Following a temporary suspension of operations at the Iduapriem mine, AngloGold Ashanti with the approval of the Ghana EPA, constructed an interim tailings storage facility (TSF) for tailings deposition for a year while the greenfields tailings storage facility is being constructed. In addition, the water treatment plant on site was upgraded. The interim TSF was commissioned in April 2010 and water treatment plant in November 2010.
AngloGold Ashanti’s Obuasi mine in Ghana suspended operation of gold processing for five days to implement a revised water management strategy aimed at reducing contaminants contained in its discharge.
$1 billion revolving credit facility: On April 21, 2010, AngloGold Ashanti secured a $1 billion, four-year unsecured revolving credit facility, due 2014.
Issue of $1 billion unsecured bonds: On April 22, 2010, AngloGold Ashanti announced the pricing of an aggregate offering of US$1 billion of 10-year and 30-year unsecured bonds. The issue was significantly oversubscribed and the offering closed on April 28, 2010.
Cessation of services to mines in Orkney: On June 1, 2010, AngloGold Ashanti announced that it was halting the supply of services, including water, compressed air, electricity and sewerage, to the mines in Orkney following the failure by the liquidators of Pamodzi Gold Orkney, to settle debts owed for services supplied to the operations over the prior ten months. AngloGold Ashanti however would continue to supply potable water and electrical power to Pamodzi’s mine residences for as long as these were occupied.
Sale of Tau Lekoa Mine: The terms of the sale of the Tau Lekoa Mine to Simmer & Jack Mines Limited (Simmers) were announced on February 17, 2009. This sale was concluded effective August 1, 2010, following the transfer of the mining rights of the Tau Lekoa Mine and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg to Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of Simmers on July 20, 2010.
Amendment to the joint venture agreement with B2Gold Corp: On July 1, 2010, AngloGold Ashanti increased its holding in the Gramalote project from 49 percent to 51 percent. On August 12, 2010, AngloGold Ashanti announced that it had entered into an agreement with B2Gold Corp. to amend the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold retains its 51 percent interest in the Gramalote Joint Venture and will become manager of the Gramalote Project in Colombia. The Gramalote Project to date was managed by B2Gold, which will retain its 49 percent interest in the Gramalote Joint Venture.
Concurrent equity and mandatory convertible bond issue: On September 15, 2010, AngloGold Ashanti announced the launch and pricing of a concurrent equity and mandatory convertible offering which was followed by an announcement on September 16, 2010 advising of the exercise of an over-allotment option. The concurrent offering resulted in the issue of 18,140,000 ordinary shares or 5 percent of the ordinary issued share capital of the company at an issue price of R308.37 per share and an issue of $789,086,750 Mandatory Convertible Subordinated Bonds due September 15, 2013. On October 26, 2010, shareholders, by the requisite majority, approved a special resolution placing up to a maximum of 18,140,000 ordinary shares under the control of the directors, deliverable upon the conversion of the Mandatory Convertible Subordinated Bonds.
Elimination of hedge book: On October 7, 2010, AngloGold Ashanti completed the elimination of its gold hedge book, providing the company and its shareholders with full exposure to the prevailing gold price.
Sale of B2Gold Corp shares: AngloGold Ashanti realized net proceeds of $68 million from the sale of its entire holding of shares in Vancouver-based gold producer B2Gold Corp.

Development of the Tropicana Gold Project in Western Australia: On November 11, 2010, AngloGold Ashanti announced that the development of the Tropicana Gold Project in Western Australia had been approved by the boards of AngloGold Ashanti (70 percent interest) and Independence Group NL (30 percent interest).
Retirement of Deputy Chairman: Dr TJ Motlatsi retired from the board of AngloGold Ashanti, effective from February 17, 2011.
Mankayi case — Constitutional Court ruling: On March 3, 2011, AngloGold Ashanti noted the decision of the Constitutional Court to grant Mr Mankayi leave to appeal against the decision of the Supreme Court of Appeal, which itself upheld the June 2008 Johannesburg High Court decision that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions. See “Item 3D.: Risk Factors”.
Sunrise Dam, Australia: On March 15, 2011, AngloGold Ashanti announced that its Sunrise Dam Gold Mine, situated 56 kilometers south of Laverton in Western Australia, had been impacted by unprecedented heavy rains over the prior month.
Restructuring of the Black Economic Empowerment share ownership transaction: On April 14, 2011, AngloGold Ashanti announced that it was proposing to restructure its Black Economic Empowerment (BEE) share ownership transaction first announced in 2006, to ensure the intended benefits will accrue to its recipients, namely South African employees, through the Bokamoso ESOP trust and BEE Partner, Izingwe Holdings (Proprietary) Limited (Izingwe) (an investment company controlled by black investors). The total incremental accounting cost to AngloGold Ashanti of the proposed restructuring which was subject to shareholders’ approval, is estimated at around R120.5 million (approximately $18 million). Shareholders in general meeting held on May 11, 2011 approved the restructuring.
4B. BUSINESS OVERVIEW
VISION, MISSION AND VALUES
AngloGold Ashanti’s:
Vision is to be the leading mining company.
Mission is to create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing its products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
Our values
•	Safety is our first value.

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

•	We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people’s dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

•	We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

•	We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behavior, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

•	The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

•	We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimize waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.
ANGLOGOLD ASHANTI’S BUSINESS
Products
AngloGold Ashanti’s main product is gold. A portion of its revenue is also derived from sales of silver, uranium oxide and sulfuric acid.
Focused on returns
AngloGold Ashanti endeavors to maximize the returns delivered to shareholders throughout the economic cycle, by producing gold safely, responsibly and efficiently.
Exploration
The group’s exploration program, which covers greenfield, brownfield, and more recently, marine exploration, is conducted either directly or in collaboration with partners. The group’s foremost recent greenfield discovery is the La Colosa deposit in Colombia (see map for regions of active greenfield exploration). Brownfield exploration is conducted around existing operations. In October 2009, the group established a joint venture to explore for marine mineral deposits on the continental shelf. This complements AngloGold Ashanti’s existing terrestrial exploration and mining activities.
Operations
In addition to the six deep-level mines and one surface operation in South Africa, AngloGold Ashanti has surface and underground mining operations in the Americas, Australia and elsewhere on the African continent. The Tau Lekoa mine in South Africa was sold during 2010. In addition to gold, valuable by-products — silver, sulfuric acid and uranium — are produced in the process of recovering the gold mined at certain operations.
Marketing
Once processed to the doré (unrefined gold bar) stage at AngloGold Ashanti’s operations, this product is dispatched to various precious metal refineries where the gold is refined to a purity of at least 99.5 percent, in accordance with the standards of ‘good delivery’ as determined by the London Bullion Market Association. It is then sold to bullion banks or refiners. Gold has been a much sought after source of wealth over the centuries, be it as an investment, a store of value, or as jewellery. AngloGold Ashanti campaigns actively to promote the demand for gold.

Built for purpose
Since launching its new business strategy at the end of March 2008, AngloGold Ashanti has significantly restructured its portfolio and rebuilt its balance sheet to create the operating and financial foundation to achieve its production growth target of 5.4 million ounces to 5.6 million ounces by 2015. Operating cash flow has increased markedly following the elimination of the hedge book, as well as the implementation of Project ONE, the business improvement intervention, and the higher gold price.
AngloGold Ashanti has also continued to invest in its industry leading exploration team to build on its record of new gold discoveries and to grow its world-class gold endowment. Longer-term debt has also been introduced into the balance sheet, thereby greatly enhancing the capacity to fund a significant project pipeline, while maintaining strict capital discipline and driving shareholder returns.
STRATEGY
Striving to be the leading mining company
AngloGold Ashanti’s business strategy is reviewed regularly to determine progress in its implementation against the backdrop of a dynamic operating and regulatory environment. These evaluations allow for tactical adjustments necessary to achieve the ultimate goal of becoming “the leading mining company”.
AngloGold Ashanti has defined its strategic focus in five parts:
•	Recognize that “People are the business” — organizational development is a strategic value driver for the group;

•	Maximize margins — manage both revenue and costs to ensure delivery and protection of returns throughout the economic cycle;

•	Manage the business as an asset portfolio — use capital deployment optimization approaches to support delivery of return targets;

•	Grow the business — have a definite strategy for both organic growth and growth by acquisition and be opportunistic in seeking value accretive targets; and

•	Embrace sustainability principles — understand and focus on creating value for both business and social partners to manage risk and opportunity.
The key components of each of the strategy points are as follows:
People are the business
AngloGold Ashanti recognizes that “People are the business” and through its:
•	Mission, defines a clear view of the organization;

•	Vision, reflects a clear and consistent view of the organization’s future;

•	Values, recognizes that the process used to achieve results is as important as the results themselves;

•	Business Process Framework, defines the policy, standards and operating framework necessary to establish a flexible and responsive work model within which people have the opportunity to be creative and realize their potential; and

•	Organizational model, ensures that the right person, does the right work, in the right way and at the right time.
Maximize margins
AngloGold Ashanti seeks to ensure sustainable value and maximize returns by:
•	Managing revenues to ensure that full value is realized from its products by:
•	managing product sales to realize premiums for the delivery of a superior quality product and by exploring other value adding initiatives;

•	delivering products of a consistent quality, on time; and

•	offering exposure to spot prices.

•	Managing costs to protect margins and returns on capital employed by:
•	applying resource development strategies to maintain operating margins over the life cycle of the assets;

•	protecting critical margins where appropriate;

•	maintaining costs below the industry’s mean in order to minimize risks to cash flow and returns in a volatile price environment; and

•	optimizing capital deployment by investing only in assets and growth opportunities which offer superior returns.
Manage the business
Meeting commitments is a critical objective and includes:
•	ensuring safe work practices and a healthy workforce;

•	generating returns on capital of more than 15 percent through the cycle;

•	meeting production and cost targets;

•	managing costs to maximize margins and return on capital employed over the life cycle of all operations and projects;

•	maximizing revenues; and

•	implementing Project ONE to standardize all operating procedures and achieve key five-year goals. The five-year goals agreed in 2008 were:
•	a 70 percent reduction in accident rates;

•	a 30 percent improvement in overall productivity (in terms of ounces of gold produced per employee);

•	a 60 percent reduction in reportable environmental incidents;

•	a 20 percent increase in gold production;

•	a 25 percent reduction in total cash costs per ounce (as calculated under IFRS); and

•	to deliver an average return on capital of above 15 percent.
Given the progress achieved to date, the board reviewed and amended the following key five-year goals in late 2010 for the period 2011-2015 as follows:
•	Safety — an all injury frequency rate of less than 9 per million hours worked by 2015;

•	Productivity — 20 percent improvement in ounce/TEC by 2015;

•	Environment — 30 percent reduction in reportable incidents by 2015;

•	Production (attributable ounces produced) — between 5.4 million ounces and 5.6 million ounces, an improvement of 20 percent on base;

•	Total cash cost per ounce — a 20 percent improvement in real unit costs by 2015 (adjusted for mining inflation); and

•	Return on shareholders’ equity — 15 percent through the cycle to 2015.
Manage the business as an asset portfolio
AngloGold Ashanti regularly reviews and ranks each asset and project as part of its annual business planning process. This ranking is both absolute and relative to its peer group, with the aim of:
•	ensuring that individual assets and projects meet or exceed specified risk-adjusted rates of return;

•	identifying the strengths and weaknesses of the portfolio, with particular focus on portfolio risk;

•	implementing strategies to identify optimal orebody capability;

•	applying methods and design to ensure optimal operating performance;

•	ensuring the application of detailed planning and scheduling, together with the use of best-practice operating methods associated with each asset;

•	optimizing returns from existing assets and growth opportunities; and

•	selling those assets that no longer meet the company’s criteria at attractive valuations.
Achieving these performance objectives will be impacted by any portfolio changes and is subject to a number of potentially offsetting factors and risks, uncertainties and other factors, some of which are beyond the company’s control, any of which may prevent or delay AngloGold Ashanti from achieving its stated goals. Certain of such risks, uncertainties and other factors are described in “Item 3D.: Risk Factors”. See also “Note Regarding Forward-Looking Statements”.

Grow the business
AngloGold Ashanti seeks to further enhance shareholder value through:
•	Exploration — leveraging its asset portfolio and landholdings through greenfield and brownfield exploration and development while targeting new opportunities;

•	Brownfield development — the development portfolio comprises board approved projects including: the Tropicana gold project in Australia; the Córrego do Sítio and Lamego projects in Brazil; the Mine Life Extension project at Cripple Creek & Victor in the United States; the Ventersdorp Contact Reef project at the Mponeng mine in South Africa; and others undergoing feasibility studies in Argentina, Brazil, Colombia, the Democratic Republic of the Congo, Mali, Namibia, South Africa and the United States;

•	New projects — by promoting organic growth and leveraging current positions;

•	Mergers and acquisitions — by selectively pursuing value accretive merger and acquisition opportunities; and

•	Logical incrementalism — by maximizing the value of other commodities within an existing and developing asset portfolio.
Embrace sustainability principles
AngloGold Ashanti seeks to embrace sustainability principles to create business and social partnerships based on mutual value creation. This approach includes:
•	Safety and health — ensuring that commitment to the welfare of people remains the company’s most important value;

•	Environment — by managing the impact on the environment, meeting commitments made to host communities and ensuring AngloGold Ashanti is the preferred development partner for mining projects;

•	Community relations — establishing relationships and developing strategies that support the creation of unique value for various community partners;

•	Institutional relations — working through the respective government and other local institutions, while respecting the values and traditions of each jurisdiction; and

•	Political relationships — managing relationships in a manner consistent with the company’s values.
GOLD, URANIUM AND SILVER MARKET IN 2010
Gold market in 2010
Product and marketing channels
Gold accounts for 98 percent of AngloGold Ashanti’s revenue, with the balance derived from sales of silver, uranium oxide and sulfuric acid. These products are sold on international markets.
Gold produced by AngloGold Ashanti’s mining operations is processed to a saleable form at various precious metals refineries. Once gold is refined to this marketable form (normally large bars weighing about 12.5 kilograms and containing 99.5 percent gold, or smaller bars of equal or greater purity weighing 1 kilogram or less) the metal is sold through refineries or directly to bullion banks.
Bullion banks are registered commercial banks that deal in gold, distributing bullion bought from mining companies and refineries to markets worldwide. These banks hold consignment stocks in all major physical markets and finance these inventories from the margins they charge physical buyers.
Gold market characteristics
Gold price movements are largely driven by macroeconomic factors such as inflation expectations, currency and interest rate fluctuations or global and regional political events that are judged to affect the world economy. For millennia, gold has been a store of value in times of price inflation and economic uncertainty. This attribute, together with the presence of significant gold stocks held above ground, has at times dampened the impact of supply and demand fundamentals on the market. Trade in physical gold, however, remains an important factor in determining a price floor. Gold bars and high-caratage jewellery remain a major investment vehicle in the emerging markets of India, China and the Middle East.
The gold market is relatively liquid compared to those for many other commodities, with deep and established markets for gold futures and forward sales on the various exchanges, as well as in over-the-counter markets.

Physical gold demand
The physical gold market is dominated by the jewellery and investment sectors, which together account for some 90 percent of total demand. The balance of gold supply is used in dentistry and electronics.
While the quantity of gold used in jewellery consumption has decreased over the last decade, the investment market has largely absorbed available supply. Investment in physical gold includes bar hoarding, coins, medals and other retail investment instruments as well as a burgeoning market for exchange traded funds (ETFs). The latter have, since their inception in 2002, entrenched their position as a vehicle for retail and institutional investors. ETF investment activity was once again strong during 2010, with overall holdings continuing to grow, albeit at a slower rate than in 2009.
Newly mined gold accounts for just over 60 percent of total supply. Due to its high value, gold is rarely destroyed and some 161,000 tonnes of the metal, the equivalent of about 65 years of newly mined supply at current levels, is estimated to exist in the form of jewellery, central bank gold reserves and private investment.
Gold demand by sector
Jewellery demand
The jewellery market improved in 2010 from the previous year, with a welcome return to form for the vital Indian jewellery market. China, the only major gold jewellery market to grow in 2009, showed further growth in 2010. These two countries are the world’s largest gold consumers with high-caratage jewellery (22 carat in India and 24 carat in China) serving an important investment purpose. In fact, jewellery demand significantly exceeds investment demand in the form of ETFs, coins and bar hoarding in both nations.
In India, over 750 tonnes of gold were imported in 2010, a new record, and up from 557 tonnes the previous year. Indian consumers view gold jewellery as a form of savings and so do not readily sell their jewellery. Gold reached record prices in rupee terms and still consumers did not cash-out en masse, with so-called `recycling’ of jewellery remaining around the longer-term average levels of 25 percent. Unlike 2009, the record gold price has been accepted by Indian consumers who continued a long tradition of buying the precious metal as insurance against inflation and economic shock.
Chinese jewellery demand in 2010 rose some 10 percent over 2009. Most of this increase took the form of pure gold jewellery, which holds superior investment appeal to the 18 carat variety known in China as K Gold. Nevertheless, the K Gold market also showed a gain of 5 percent, following a 10 percent decline in 2009. Consumer psychology in 2010 was marked by the growing perception that gold is an important component of any asset portfolio. This view was previously the domain of wealthy Chinese, but the middle class began to exhibit a similar tendency. Chinese consumers showed little aversion to the higher price of gold, given the investment appeal of pure gold jewellery and a bullish outlook on the gold price.
The Middle Eastern market improved from 2009 levels, but the recovery was mixed and less substantial than the Indian resurgence. In the United Arab Emirates, the jewellery sector experienced a strong rebound in the second half of the year as consumer confidence returned to the local economy. The 22 carat segment remained the category leader thanks to heavy buying from expatriates from the Asian subcontinent. Turkey experienced a moderate increase in jewellery sales and exhibited a promising trend for most of the year. In dollar terms, gold jewellery exports from the region increased by 22 percent. In the Kingdom of Saudi Arabia, each quarter saw a year-on-year increase in gold demand but consumers remained cautious given the rising price. Elevated prices, however, kept recycling at customary levels.
Investment demand
ETF holdings experienced mixed fortunes in 2010, after registering net disinvestment in the first quarter. This trend reversed in the second and third quarters before stagnating in the final three months of the year at approximately 2,100 tonnes, or around 68 million ounces.
The cumulative growth in ETFs for 2010 was around 330 tonnes, in line with annual average growth rates since 2003. In 2009, however, ETF holdings grew by 617 tonnes in a year that saw a 24 percent rise in the gold price. In 2010, ETF growth was significantly slower despite a 30 percent rise in the price of the metal. However, the value of the gold ETF market grew by 55 percent to $34 billion.

The universe of gold ETFs has grown steadily since inception, with 16 products now spanning global financial exchanges from New York to Johannesburg and Istanbul to Dubai, among others. In the second half of 2010, China permitted domestic institutional investors to invest in international ETFs, broadening global investment channels for gold and — given the Chinese appetite for gold — generating significant potential for a fresh, largely untapped demand source. In India, the ETF market doubled in volume to around 16 tonnes.
Coin and bar markets in most major markets saw continued firm demand in 2010. In China, investment demand grew to 35 percent of total demand. China Gold Corporation reported remarkable sales of 45 tonnes, while ICBC bank sold 27 tonnes of the yellow metal. In the US, several reports chronicled the US Mint’s inability to keep pace with gold coin demand. The Middle Eastern market saw sustained interest in large denomination bullion bars from high-net-worth individuals.
Central bank holdings, sales and purchases
Central banks periodically sell or add to their gold reserves. Most central bank sales take place under so-called Central Bank Gold Agreements (CBGA), which compel signatories to sell in a stable and responsible fashion to minimize the impact on the global market. A third of these agreements, in effect since September 27, 2009, limits signatories to annual sales of 20 percent less than the previous agreement.
Given the turmoil in global financial markets and the strong performance of gold, it is unsurprising that there was little central bank selling in 2010. In the first full year of the third CBGA, just 6 tonnes of sales were reported against the annual quota of 400 tonnes excluding sales by the International Monetary Fund (IMF).
Official sector activity in 2010 was dominated by sales of a portion of the IMF inventory announced in late 2009. In addition to the purchase by the Reserve Bank of India in 2009 of roughly half the 403 tonnes offered, Mauritius, Sri Lanka and Bangladesh made their own acquisitions from the IMF. These four countries account for roughly 55 percent of the gold the IMF had to sell, with the balance sold on the open market.
AngloGold Ashanti’s marketing spend
AngloGold Ashanti has remained committed to growing the gold market.
The company is an active member of the World Gold Council, and subscriptions to this industry body account for the bulk of marketing expenditure. AngloGold Ashanti also remains involved in independent projects to grow jewellery demand in partnership with companies including Tanishq, a subsidiary of the TATA Group. AuDITIONS, the company’s own global gold jewellery design competition, promotes improved gold jewellery design and has become a well-recognized corporate marketing tool. See the competition website at www.goldauditions.com.
Uranium market in 2010
AngloGold Ashanti’s uranium production is sold via a combination of spot sales and residual legacy agreements expiring in 2013.
After languishing between $40 per pound to $50 per pound for more than a year, the spot price of uranium began to rise sharply toward the end of October and ended 2010 at $61.50 per pound, the highest price since the onset of the global financial crisis in September 2008. The move appears to have been caused by a combination of a production shortfall, restocking by utilities and the launch of a physically backed ETF for uranium.
Demand is likely to remain robust as the number of nuclear reactors increases globally — there are currently 441 reactors in operation and a further 58 under construction. This number is likely to increase as global emphasis shifts towards greener, more environmentally friendly energy sources, although this sentiment has been adversely impacted following the events surrounding the earthquake and tsunami in Japan.
Silver market in 2010
AngloGold Ashanti produces silver as a by-product of gold at a number of its global operations and principally at its Cerro Vanguardia mine in Argentina.

The silver price rallied more than 80 percent over the course of the year, ending at almost $31 per ounce from the year’s opening levels of $17 per ounce. The gold/silver ratio, which measures how many ounces of silver can be bought with an ounce of gold, ended the year well below its five-year average at $47 per ounce. In addition to robust investor demand, industrial and retail offtake helped improve fundamentals for the white metal.
Although COMEX investors sold silver rather aggressively during the latter part of the year, global silver ETF holdings continued to climb throughout 2010, exceeding 500 million ounces at year end. This represents an increase of some 100 million ounces. In addition to the significant ETF boost, GFMS estimated that silver coin minting rose 23 percent in 2010 and reports suggest continued robust physical demand for silver bars and coins in North America.
GOLD PRODUCTION
Gold production can be divided into six main activities supported by mine planning, engineering services, ventilation, rock engineering, procurement, finance, social and environmental services and human resources, among others. The six core production processes are:
1.	Exploration — Finding the orebody

AngloGold Ashanti’s exploration work is split into two functions. The company’s greenfield exploration team identifies and evaluates targets on its own or in conjunction with joint venture partners. The brownfield exploration team is responsible for identifying the limits of known deposits or finding additional deposits close to existing operations to facilitate organic growth. All discoveries undergo a well structured and intensive evaluation process aimed at improving confidence in the Mineral Resource and Ore Reserve estimates before developing or expanding the mine.

2.	Development — Creating access to the orebody

Two types of mining are used to access orebodies:
•	Underground mining: a vertical or decline (inclined) shaft is sunk deep into the ground to transport people and mining materials to underground levels from which the orebody is accessed through horizontal tunnels known as haulages and cross-cuts. Further development is then undertaken to open the orebody so mining can take place; and

•	Open-pit mining: this method is employed when ore lies close to surface and can be exposed for mining by stripping overlying, barren material.
3.	Mining — Removing the ore

In underground mining, holes are first drilled into the orebody, filled with explosives and blasted. The blasted ‘stopes’ or ‘faces’ are then cleaned and the ore released by blasting is then ready to be transported to surface.

In open-pit mining, the material may be ‘free digging,’ although drilling and blasting is usually necessary to break the ore and waste prior to transportation. Excavators then load the material onto haul trucks which transport the material to the plant, ore stockpiles or waste dump facility.

4.	Transportation — Moving broken material from mining face to the plant

Underground material is brought to surface by a combination of horizontal and vertical transport systems. Once on surface, ore is transported to the processing facilities by surface rail or overland conveyors and waste material is deposited on low grade dumps.

In open-pit operations, haul trucks deliver ore directly to the processing facilities.

5.	Processing — Treating the ore to recover the gold

Liberation is the first step in processing and involves breaking up ore, which is delivered as large rocks, into small particles so contained gold minerals are exposed and available for recovery. This is usually undertaken by a combination of multi- stage crushing and milling circuits with associated screening and classification processes to ensure that material of the correct size is removed promptly from the milling circuit. Coarse, liberated gold particles, which may not dissolve fully during the cyanide leach process, are removed by gravity concentration during milling with the resultant concentrate undergoing separate processing.

     Recovery of gold can then commence, depending on the nature of the gold contained in the ore.
     There are two basic classes of ore:
•	Free-milling: where gold is readily available for recovery by the cyanide leaching process; and

•	Refractory ores: where gold is not readily available for leaching because it is locked within a sulfide mineral matrix (e.g. pyrite), extremely finely dispersed within the host rock (not yet exposed), or alloyed with other elements which retard or prevent leaching (e.g. tellurides).
Free milling and oxidized refractory ores are processed for gold recovery by leaching ore in agitated tanks in an alkaline cyanide leach solution which dissolves the gold. This is generally followed by adsorption of the dissolved gold cyanide complex onto activated carbon at a significantly higher concentration. In some operations, the gold bearing solution is filtered from the pulp and gold is then precipitated by the addition of zinc dust.
Refractory ores undergo pre-treatment to make them more amenable to cyanide leaching. This commonly takes the form of separating the gold-bearing sulfide materials from the barren gangue material by using flotation to produce a high- grade sulfide concentrate. The sulfide concentrate is then oxidized by either roasting — as at AngloGold Ashanti Córrego Do Sítio Mineração; bacterial oxidation (BIOX®) — as at Obuasi; or in pressure oxidation units. This oxidation destroys the sulfide matrix and exposes the gold particles thereby making them amenable to recovery by the cyanidation process.
An alternative to the milling and leaching process is the heap leach process, generally applicable to high-tonnage, low-grade ore deposits. It can, however, also be successfully applied to medium-grade deposits where smaller ore deposit tonnages cannot economically justify a capital-intensive milling and leaching plant. In this process, ore is simply crushed to a coarse size and heaped on a lined leach pad. Low-strength alkaline cyanide solution is dripped onto the heap for periods of up to three months. The gold dissolves and the gold bearing solution is collected from the base of the heap and transferred to carbon-in-solution (CIS) columns, where the gold cyanide complex is adsorbed onto activated carbon. The barren solution is refreshed and recycled to the top of the heap.
Gold which has loaded (adsorbed) onto activated carbon is recovered by a process of re-dissolving it from the activated carbon (elution), followed by precipitation in electro-winning cells and subsequent smelting of the precipitate into doré bars, which have a gold content of between 85 percent and 95 percent. These bars are shipped to gold refineries for further processing.
Valuable by-products are generated during the gold recovery process at certain AngloGold Ashanti operations. These by products are:
•	Silver, which is associated with the gold at some of our operations;

•	Sulfuric acid, which is produced from the gases generated during sulfide roasting; and

•	Uranium, which is recovered in a process which involves sulfuric acid leaching, followed by recovery of the leached uranium onto resin and subsequent stripping of the resin by sulfuric acid and precipitation of ammonium diurinate (yellow cake) using ammonia. Uranium oxide is then produced by calcination (heating) of the yellow cake.
Residue from processing is pumped to well-designed tailings- storage facilities, where the solids settle to form a beach, while the water is reused.
6.	Refining — Preparing the gold for market

The doré bars are transported to a precious metal refinery, where the gold is upgraded to a purity of 99.5 percent or greater, for sale to a range of final users. High-purity gold is referred to as ‘good delivery’, which means it meets the quality standards set by the London Bullion Market Association and gives the buyer assurance of its gold content and purity.

MINE SITE REHABILITATION AND CLOSURE
All mining operations will eventually cease. For AngloGold Ashanti, an integral aspect of operating its mines is ongoing mine closure planning, together with the associated estimates of liability costs and the assurance of adequate financial provisions to cover these costs.
The company’s Environment and Community Policy commits the company, amongst others, to ensuring that “financial resources are available to meet its closure obligations”. One of the company’s values is that “the communities and societies in which we operate will be better off for AngloGold Ashanti having been there”.
In order to ensure that operating staff and the company’s stakeholders understand clearly what these statements mean in practice and to set a common benchmark across the company, a closure and rehabilitation management standard was finalized during 2009. Operations have been given two years (ie. end 2011) to achieve full compliance with the standard. Guidelines to assist operations to implement the standard were developed during 2009/10. A workshop was held in December 2010 to ensure alignment amongst environmental, social and accounting professionals within the company and to share best practices across the group.
The evaluation of new projects takes into account closure and associated costs in a conceptual closure plan. The AngloGold Ashanti standard requires that an interim closure plan be prepared within three years of commissioning an operation, or earlier if required by legislation. This plan is reviewed and updated every three years (annually in the final three years of a mine’s life) or whenever significant changes are made, and take into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in practice. The interim plan becomes a final plan at least three years before closure is anticipated.
For many of the older mines, closure planning and the evaluation of environmental liabilities is a complex process. This is particularly the case in Brazil, Ghana and South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more. A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operating. This practice serves to decrease the current liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilize reserves, which the company might wish to exploit should conditions, such as the gold price, change.
An assessment of closure liabilities is undertaken annually.
THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE
AngloGold Ashanti’s rights to own and exploit Mineral Reserves and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties lie.
There are in some cases, certain restrictions on AngloGold Ashanti’s ability to independently move assets out of certain countries in which it has operations, and/or transfer assets within the group, without the prior consent of the local government or minority shareholders involved.
SOUTH AFRICA
In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA), which had been passed by the Parliament of South Africa in June 2002 and came into effect on May 1, 2004. The objectives of the MPRDA are, among other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. Another objective of the MPRDA is to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights contribute to the socio-economic development of the areas in which they operate.

The Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Mining Charter) sprung from the MPRDA. The Mining Charter committed all stakeholders in the mining industry to transfer ownership of 26 percent of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years. In addition, the government indicated it would issue a Mining Charter Scorecard (Scorecard) against which companies could gauge their empowerment credentials. The fact that the Mining Charter enjoyed the full support of the mining houses, South Africa’s government and labor unions, gives it great credibility and improves its chances for success in the long run.
The objectives of the Mining Charter are to:
•	promote equitable access to the nation’s mineral resources by all the people of South Africa;

•	substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation’s Mineral Resources;

•	use the industry’s existing skills base for the empowerment of HDSAs;

•	expand the skills base of HDSAs in order to serve the community;

•	promote employment and advance the social and economic welfare of mining communities and the major labor-sending areas; and

•	promote beneficiation of South Africa’s mineral commodities.
The Scorecard was designed to function as an administrative and not a legislative tool. Its objective was to find a practical framework for the Minister to assess whether a company measured up to the intent of the MPRDA and Mining Charter.
On April 29, 2009, as required by section 100(1)(b) of the MPRDA, the Minister published the Codes of Good Practice for the South African Mineral Industry (the Code). The purpose of the Code was to set out administrative principles to enhance implementation of the Mining Charter and the MPRDA. The Code is to be read in combination with the Mining Charter and other legislation relating to measurement of socio-economic transformation in the South African mining industry.
AngloGold Ashanti holds eight mining rights in South Africa, five of which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Office (MPRTO). Three old order mining rights, being a non-core mining right, a surface operation that has been sold and a right which is an extension of an existing operation, are awaiting conversion by the Department of Mineral Resources (DMR), one of which has been executed, and is awaiting registration in the MPRTO.
AngloGold Ashanti holds three prospecting rights for gold and associated minerals, as well as a mining permit for the recovery of sand and clay. A new prospecting right application for copper, lead and zinc is in the process of being submitted to the DMR.
A prospecting right will be granted to a successful applicant for a period not exceeding five years, and may only be renewed once for three years. The MPRDA also provides for a retention period of up to three years after prospecting, with one renewal up to two years, subject to certain conditions.
A mining right will be granted to a successful applicant for a period not exceeding 30 years. Mining rights may be renewed for additional periods not exceeding 30 years at a time.
The MPRDA Amendment Act has been signed by the State President, and published, but is not yet in effect. Its purpose is to amend the MPRDA in order to:
•	make the Minister the responsible authority for implementing environmental matters in terms of the National Environmental Management Act, 1998 (NEMA) and specific environmental legislation as it relates to prospecting, mining, exploration, production and related activities incidental thereto on the prospecting, mining, exploration or production area;

•	align the MPRDA with the NEMA in order to provide for one environmental management system;

•	remove ambiguities in certain definitions;

•	add functions to the Regional Mining Development and Environmental Committee;

•	amend transitional arrangements so as to further afford statutory protection to certain existing old order rights; and

•	provide for matters connected therewith.
AngloGold Ashanti applied for and has been granted a refining license and an import and export permit by the South African Diamond and Precious Metals Regulator.

CONTINENTAL AFRICA
DEMOCRATIC REPUBLIC OF THE CONGO
The mining industry in the Democratic Republic of the Congo (DRC) is regulated primarily by the Mining Code enacted in July 2002 and its ancillary regulations (the Mining Regulations promulgated in March 2003). The Mining Code, which repealed the Mining Code of April 1981, vests the Minister of Mines with the authority for the granting, refusal, suspension and termination of mineral rights. Mineral rights may be granted in the form of exploration permits for an initial period of four years and mining permits which are granted for an initial period of 30 years. An exploration permit may, at any time before expiry, be transformed partially into a mining license or a small-scale mining permit. Exploitation permits are granted following successful completion of exploration and satisfaction of the requirements necessary for the award of such permit including approval of an environmental impact study and an environmental management plan. The holder of a mining permit is required to commence development and mine construction within three years of the award of a mining permit. Failure to do so may lead to forfeiture or payment of penalties. A permit holder must comply with specific rules relating to, among others, protection of the environment, cultural heritage, health and safety, construction and infrastructure planning.
Mining and exploration activities are required to be undertaken so as to affect as little as possible the interests of lawful occupants of land and surface rights holders, including their customary rights. The exercise of mineral rights by title holders which effectively deprives and/or interferes with the rights of occupants and surface rights holders, requires payment of fair compensation by the mineral title holder.
The Mining Code provides for taxes, charges, royalties and other fees payable to the treasury by a mining title holder in respect of its activities. The Mining Code also provides for a level of fiscal stability. Existing tax, customs, exchange and benefits applicable to mining activities are guaranteed to remain unchanged for a period of 10 years in favor of a mining title holder in the event that amendment of the Mining Code results in less favorable payment obligations.
Regarding protection and enforcement of rights acquired under an exploration or mining permit, the Mining Code provides, depending on the nature of a dispute or threat, administrative, judicial and national or international arbitral recourses. AngloGold Ashanti holds the majority stake and is the operator of Ashanti Goldfields Kilo (AGK), an exploration and mining joint venture with Société Miniére de Kilo-Moto (SOKIMO), a DRC governmental mining agency. AGK is engaged in exploration activities in the north eastern DRC.
Following a review undertaken by a commission appointed by the DRC government to review all mining contracts entered into by mining companies with DRC parastatal mining agencies. AngloGold Ashanti engaged in and finalized with SOKIMO the renegotiation of the mining joint venture and AGK related agreements. AGK’s existing contractual arrangements, which were concluded under the repealed 1981 legislation, were replaced by new and restated agreements that conform or reflect the provisions of the current Mining Code of the DRC.
AngloGold Ashanti also holds an effective 45 percent stake in the Kibali gold project located in north eastern DRC. The Kibali gold project is operated by Randgold Resources and owned by Randgold Resources (45 percent), AngloGold Ashanti (45 percent) and SOKIMO (10 percent), which represents the interest of the DRC government in the Kibali gold project.
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

Control of mining companies
The Minister of Mines has the power to object to a person becoming or remaining a ‘shareholder controller’, a ‘majority shareholder controller’ or an ‘indirect controller’ of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.
Stability agreements
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
Under the stability agreement, the government of Ghana agreed:
•	to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;

•	to maintain, for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in Ghana at a rate of 3 percent per annum of the total revenue from minerals obtained by AngloGold Ashanti from such mining operations;

•	to ensure the income tax rate would be 30 percent for a period of 15 years. The agreement was amended in December 2006 to make the tax rate equal to the prevailing corporate rate for listed companies;

•	that a sale of AngloGold Ashanti’s or any of its subsidiaries’ assets located in Ghana remains subject to the government’s approval;

•	to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of export proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and

•	to retain its special rights (Golden Share) under the provisions of the Mining Act pertaining to the control of a mining company, in respect of AngloGold Ashanti’s assets and operations in Ghana.
Further, the Government of Ghana agreed that AngloGold Ashanti’s Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination. For fiscal years 2009 and 2010, the government, through the National Fiscal Stabilization Act 2009 (Act 785), imposed a 5 percent levy on all profits before tax for mining companies as a temporary measure to raise additional revenue to meet critical expenditures, while maintaining government’s fiscal objectives. In the 2011 Budget Statement and Economic Policy delivered on November 18, 2010, the Government extended the application of the Act for another fiscal year. AngloGold Ashanti has however been exempted from the application of this Act by virtue of its Stability Agreement. In March 2010, the Parliament of Ghana passed an amendment to the Minerals & Mining Act, 2006 (Act 703), namely the Minerals and Mining (Amendment) Act, 2010 (Act 794), which amended section 25 of the Minerals & Mining Act, by fixing the royalty rate at 5 percent instead of the previous provision which stated that royalty payable shall not be more than 6 percent or less than 3 percent of the total revenue of minerals obtained by the holder. By this, mining companies are now to pay royalties of 5 percent of total revenue of minerals obtained. AngloGold Ashanti has once again been exempted from the application of this amendment by virtue of its Stability Agreement.
Retention of foreign earnings
AngloGold Ashanti’s operations in Ghana are permitted to retain 80 percent of their foreign exchange earnings. In addition, the company has permission from the Bank of Ghana to retain and use dollars, outside of Ghana, required to meet payments to the company’s hedge counterparts which cannot be met from the cash resources of its treasury company.

Localization policy
A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving ‘localization’, which is the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.
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
Iduapriem and Teberebie
Iduapriem has title to a 33 square kilometer mining lease granted on April 19, 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease. Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of 26 years. In January 2009 Iduapriem obtained a new mining lease, the Ajopa Concession, for a period of 10 years. The concession covers an area of 48.34m2.
GUINEA
In Guinea, all mineral substances are the property of the state. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining license, mining prospecting license, mining license or mining concession.
The holders of mining titles are guaranteed the right to dispose freely of their assets, to organize their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, the free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.
The group’s Guinea subsidiary, Société AngloGold Ashanti Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on November 11, 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust the economic Ore Reserve.
At Siguiri, the original area granted of 8,384 square kilometers was reduced to a concession area of four blocks totaling 1,495 square kilometers.
SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for an additional 22-year period from November 11, 1996 under conditions detailed in a Convention de Base which predates the new Guinea Mining Code.

Key elements of the Convention de Base are that:
•	the Government of Guinea holds a 15 percent free-carried or non- contributory interest; a royalty of 3 percent based on a spot gold price of less than $475 per ounce, and 5 percent based on a spot gold price above $475 per ounce, as fixed on the London Gold Bullion Market, is payable on the value of gold exported;

•	a local development tax of 0.4 percent is payable on gross sales revenue;

•	salaries of expatriate employees are subject to a 10 percent income tax;

•	mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and

•	SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.
The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by AngloGold Ashanti’s subsidiary or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.
In addition to the export tax payable to the Government of Guinea, a royalty on production may be payable to the International Finance Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM). Pursuant to the option agreement between UM and Golden Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining Company Limited (CMC) or GSM, which payment obligation has been assigned to AngloGold Ashanti (Ghana) Limited, on a sliding scale of between 2.5 percent and 7.5 percent, based on the spot gold price per ounce of between $350 per ounce and $475 per ounce, subject to indexing from January 1, 1995, to a cumulative maximum of $60 million. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC, calculated on the same basis but at half the rate payable to UM, to a maximum of $7.8 million. The royalty payable to the IFC was fully discharged in January 2008, and the royalty payment payable to Umicore was fully discharged in December 2010.
MALI
Mineral rights in Mali are governed by Ordinance No. 99-32/P- RM of August 19, 1999 enacting the mining code, as amended by No. 013/2000/P-RM of February 10, 2000 and ratified by Law No. 00-011 of May 30, 2000 (the Mining Code), and Decree No. 99-255/P-RM of September 15, 1999 implementing the Mining Code.
Prospecting activities carried out under prospecting authorizations (authorization de prospection), is an exclusive right for an individual or corporate entity to carry out prospecting activities over a given area for a period of three years renewable without a reduction in the area of the authorization. Research activities may be carried out under research permits (permis de recherché). The latter are granted to corporate entities only by order of the Minister in charge of Mines. Research permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal of the research permit requires a relinquishment of 50 percent of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.
An exploitation permit (permis d’exploitation) is required to mine a deposit located within the area of a prospecting authorization or a research permit. The exploitation permit grants exclusive title to prospect, research and exploit the named substances for a maximum period of 30 years renewable three times for an additional 10 years. The exploitation permit is granted only to the holder of an exploration permit or of a prospecting authorization and covers only the area covered by the exploration permit or the prospecting authorization. An application must be submitted to the Minister in charge of Mines and to the National Director of Mines.
As soon as the exploitation permit is granted, the holder of the exploitation permit must incorporate a company under the law of Mali. The holder of the permit will assign the permit for free to this company. The State will have a 10 percent free carried interest. This interest will be converted into priority shares and the State’s participation will not be diluted in the case of increasing the capital.

Applications for exploitation permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed environmental study in respect of the impact of the project on the environment, a feasibility study and a bank deposit. The permit is granted by decree of the Head of Government. A refusal to grant a permit may only be based on two grounds: insufficient evidence to support the exploitation of the deposit and/or a failure of the environmental study.
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
AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2022, 2024 and 2030, respectively.
NAMIBIA
Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants an exclusive prospecting license and, on presentation of a feasibility study, a mining license is then granted, taking into account the abilities of the company, including its mining, financial and technical capabilities, rehabilitation programs and payment of royalties. The relevant license was granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year mining license expires in October 2018. Application has been submitted to the Ministry of Mines and Energy during 2010 for the extension of the mining area to include anomaly 16 as well as for an extension of the mining license to 2030.
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

A prospecting license grants the holder the exclusive right to prospect in the area covered by the license for all minerals, other than building materials and gemstones, for a period of three years. Thereafter, the license is renewable for two further periods of two years each. On each renewal, 50 percent of the area covered by the license must be relinquished. Before application is made for a prospecting license with an initial prospecting period (a prospecting license), a prospecting license with a reconnaissance period (a prospecting reconnaissance) may be applied for a maximum area of 5,000 square kilometers. This is issued for a period of two years after which a three-year prospecting license is applied for.
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
AngloGold Ashanti has complied with all applicable requirements and the relevant licenses, which have been issued for 25 years, expiring in 2023.
The entire property and control over minerals on, in or under the land is vested in the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except under the authority of a Mineral Right granted, or deemed to have been granted under the Mining Act, 1998. In order to prospect or mine, the Ministry of Minerals and Energy initially grants an exclusive prospecting license and on presentation of a feasibility study, a mining license is then granted taking into account the ability of the company, including its mining, financial and technical capabilities, rehabilitation programs and payment of royalties. The relevant license was granted to Geita Gold Mine Ltd in respect of its mining in Tanzania. The current 25-year mining license expires in 2023. There is a new Mining Act which has been passed by Parliament this year. The new Mining Act and its Regulations came into force in November 2010.
AUSTRALASIA
AUSTRALIA
In Australia, with a few exceptions, all onshore minerals are owned by the Crown (in right of the State). The respective Minister for each State and Territory is responsible for administering the relevant Mining legislation enacted by the States and Territories.
Native Title legislation applies to certain mining tenure within Australia. Australia recognizes and protects a form of Native Title which reflects the entitlement of Aboriginal people to their traditional lands in accordance with their traditional custom and laws. Should Native Title claims or determinations exist, certain Native Title processes and procedures will apply under the Native Title Act 1993 (Cth) before the tenure is granted.

Other Federal and State Aboriginal heritage legislation operates in parallel to Native Title legislation, and are predominantly for the purposes of protecting Aboriginal sites and areas of significance from disturbance. To date, there has not been any significant impact on any of AngloGold Ashanti’s tenure due to Native Title or Aboriginal Heritage legislation.
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
It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically, the maximum initial term of a mining lease is 21 years and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the discretion of the respective State or Territory’s minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.
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
AMERICAS
ARGENTINA
According to Argentinean mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for and to exploit and dispose of mines as owners by means of a legal license granted by a competent authority under the provisions of the Argentine Mining Code. The legal licenses granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code. In Argentina, the usual ways of transferring a right over a mining license are: to sell the license, to lease such a license, or to assign the right under such a license by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia — AngloGold Ashanti’s operation in Argentina — the mining title holder is its partner, Fomicruz, and in terms of the Usufruct Agreement signed between them and Cerro Vanguardia SA on December 27, 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on December 27, 2036.
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
COLOMBIA
In Colombia, all mineral substances are the property of the State of Colombia. Mining activities are primarily regulated by the Mining Code, Act 685, 2001 and Act 1382, 2010. The underlying principle of Colombian mining legislation is: first in time, first in right.
The process starts with a proposal, the presentation of which gives a right of preference to obtain the area, provided it is available. The maximum extent of an area covered by such a proposal is 10,000 hectares. Once a proposal has been received, the relevant government agency undertakes an investigation to determine whether another proposal has been received regarding the area concerned or whether an existing contract for the area is already in place. The government agency grants a “free zone” when the proposal made has a right of preference.
The new law includes the possibility for the government to reserve some areas to offer in a bidding process.
The concession contract
The government agency grants an exclusive concession contract for exploration and exploitation. Such a concession allows the concessionaire to conduct the studies, works and installations necessary for establishing the existence of minerals and their exploitation. The total term of such a concession is 20 years. Following an amendment, the extension of the concession contract for an additional 20-year period is no longer automatic. To receive the extension, the concessionaire must request the extension two years before the termination of the initial 20-year period, and must present economic, environmental and technical information. Because the extension is not automatic, the concessionaire must renegotiate conditions of the extension.
According to the new law, the exploration period has been extended by 11 years. To receive the extension, the concessionaire must present a technical report every two years and explain its proposed activities for the next two years.
Once the concessionaire has completed its exploration program, a proposed plan of works and installations and a study of the environmental impact must be completed in order to receive an environmental license, without which the mining project may not be developed.
The terms of the concession and all obligations relating to it, start from the date of registration of the contract at the National Mining Register. Once a mining concession has been awarded, the operating entity must take out an insurance policy to cover any possible environmental damage and its mining obligations.

There are some areas where mining activity is prohibited. These areas are:
a)	national parks;

b)	regional parks;

c)	protected forest reserves;

d)	paramus (included in the new law); and

e)	wetlands, according to the Ramsar Convention (included in the new laws).
For the forest reserves (these are not protected forest reserves but rather land set aside for active forestry purposes), it is necessary to extract this area to start activities after initial prospection in the exploration phase (ie. drilling). This extraction consists of a specific permit to partially and temporarily change the use of the soil to permit such exploration activities.
Surface fee
After exploration and construction of the infrastructure for the mine, royalty payments are due.
The new law changes the payments of the cannon fees. Without taking into consideration the extension of the areas, as it was before, the amount of the cannon is due from the moment the area is declared available for the company (rather than from signature of the concession contract) and changes according to the number of years:
•	from 1 to 5 years: approximately $9.00 per hectare per year; and

•	for years 6 and after, approximately $11.00 per hectare per year.
Royalty
The royalty paid to the Colombian government is equivalent to a percentage of the exploited primary product, the object of the mining title, and its sub-products. For gold, the percentage of the royalty to be paid is 4 percent.
UNITED STATES OF AMERICA
Mineral rights, as well as surface rights, in the US are owned by private parties, state governments or the federal government. Most land prospective for precious metals exploration, development and mining is owned by the federal government and is obtained through a system of self-initiated location of mining claims pursuant to the General Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.
Authorizations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.
Cripple Creek & Victor Gold Mining Company’s Cresson Project consists almost entirely of owned, patented mining claims from former public lands, with a small percentage of private and state lands being leased. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life-of-mine permits.

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2010
OPERATING PERFORMANCE
AngloGold Ashanti, a global gold mining company with 20 operations on four continents, employed 62,046 people, including contractors, and produced 4.52 million ounces of gold in 2010.
The group’s operations are divided into the following regions:
•	South Africa — includes operations in South Africa;

•	Continental Africa — includes operations in Ghana, Guinea, Mali, Namibia and Tanzania;

•	Australasia — includes the operation in Australia; and

•	Americas — includes operations in Argentina, Brazil and the United States.
In addition, the company conducts a focused worldwide exploration program. In the course of mining and processing the ore mined, by-products such as silver, uranium oxide and sulfuric acid occur at the Argentinean, South African and Brazilian operations respectively.
Safety
For AngloGold Ashanti, people come first and consequently, safety remained the highest priority for the company. AngloGold Ashanti will continue to strive to improve its safety performance across its global asset base and this focus continued in 2010. The company’s approach to managing risk and enabling employees to work safely in a supportive work environment is based on a new conversational culture, where many voices participate and make a meaningful contribution to designing the way in which the company works and protects itself from both known and unexpected risks. The success of this approach depends on four key factors — leadership; engagements; systems and learning. For these factors to be effective, they need to occur in an enabling environment. The focus on safety transformation process is on moving the organization towards a culture of engagement and learning that stimulates awareness of the nature of risk.
It is with much regret that the company reports that 15 employees lost their lives in work related accidents in 2010 (2009: 16 fatalities). AngloGold Ashanti remains focused on decreasing the long-term trend of fatal accidents.
Operational review
Given the focus on optimizing operational performance and maintaining costs, AngloGold Ashanti continued to invest significantly in capital expenditure. Capital expenditure, including equity accounted joint ventures, for the year amounted to $1,015 million (2009: $1,027 million).

OPERATIONS AT A GLANCE for the years ended December 31

	Attributable tonnes						Attributable gold			Total cash costs			Attributable Capital Expenditure
	treated/milled (Mt)			Average grade recovered (g/t)			Production (000oz)			($/oz)			($m)
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

SOUTH AFRICA
Vaal River
Great Noligwa	0.7	0.9	1.4	5.99	5.73	7.33	132	158	330	894	791	458	24	24	26
Kopanang	1.6	1.6	1.6	6.13	6.74	6.82	305	336	362	613	408	348	61	58	47
Moab Khotsong	1.0	0.8	0.6	9.03	9.36	9.31	292	247	192	586	421	375	120	104	89
Tau Lekoa	0.6	1.2	1.2	3.32	3.32	3.58	63	124	143	905	718	524	10	17	18
Surface operations	10.2	9.7	7.9	0.54	0.53	0.36	179	164	92	486	378	446	3	3	1
West Wits
Mponeng	1.7	1.9	1.9	9.48	8.66	10.02	532	520	600	452	331	248	122	109	86
Savuka	0.1	0.2	0.3	5.30	5.45	6.28	22	30	66	1,136	1,133	424	9	13	11
TauTona(1)	1.1	1.5	1.6	7.01	7.29	8.66	259	218	314	699	532	373	75	57	60

CONTINENTAL AFRICA
Ghana
Iduapriem	3.4	3.4	3.5	1.70	1.72	1.76	185	190	200	778	658	625	17	28	54
Obuasi(1)	2.6	4.6	5.6	5.16	5.18	4.37	317	381	357	760	630	636	109	94	112
Non-controlling interests and exploration(6)	—	—	—	—	—	—	—	—	—	—	—	—	1	2	2
Guinea
Siguiri (85 percent)	8.8	8.8	8.6	0.97	1.11	1.20	273	316	333	656	513	468	10	22	18
Non-controlling interests and exploration(6)	—	—	—	—	—	—	—	—	—	—	—	—	2	4	4
Mali
Morila (40 percent)(5)	1.7	1.7	1.7	1.70	2.47	3.08	95	137	170	716	526	424	1	4	1
Sadiola (41 percent)(4)(5)	1.8	1.7	1.6	2.04	2.52	3.42	118	135	172	686	489	401	8	4	3
Yatela (40 percent)(3)(5)	1.2	1.1	1.1	1.23	3.62	2.66	60	89	66	817	326	621	2	1	3
Namibia
Navachab	1.5	1.3	1.5	1.8	1.58	1.43	86	65	68	721	677	559	14	20	12
Tanzania
Geita	4.7	4.5	4.3	2.36	1.89	1.92	357	272	264	697	985	814	38	19	53
Democratic Republic of Congo
Kibali (45 percent)(5)	—	—	—	—	—	—	—	—	—	—	—	—	30	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	2	—	—

AUSTRALASIA
Australia
Boddington (33.33 percent)	—	—	—	—	—	—	—	—	—	—	—	—	—	146	419
Sunrise Dam(2)	3.6	3.9	3.8	3.22	2.87	3.46	396	401	433	692	631	559	29	31	19
Tropicana (70 percent)	—	—	—	—	—	—	—	—	—	—	—	—	10	—	—
Exploration and other	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—

AMERICAS
Argentina
Cerro Vanguardia (92.5 percent)	1.0	0.9	0.9	6.11	6.51	5.44	194	192	154	366	359	617	38	17	15
Non-controlling interests and exploration(6)	—	—	—	—	—	—	—	—	—	—	—	—	3	1	1
Brazil
AGA Mineraçáo(1)	1.6	1.5	1.4	7.21	7.02	7.62	338	329	320	444	347	322	142	84	69
Serra Grande (50 percent)	0.6	0.5	0.4	4.05	4.52	6.85	77	77	87	481	429	299	26	33	20
Non-controlling interests and exploration(6)	—	—	—	—	—	—	—	—	—	—	—	—	29	36	22
United States of America
Cripple Creek & Victor(3)	20.6	18.7	22.1	0.43	0.46	0.49	233	218	258	500	371	310	73	87	27

(1)	The yields of TauTona, Obuasi and, AGA Mineraçáo represent underground operations;

(2)	The yield of Sunrise Dam represents open-pit operations;

(3)	The yields of Yatela and Cripple Creek & Victor reflect recoverable gold placed/tonnes placed from heap leach operations. The remaining 33 percent interest in Cripple Creek & Victor was acquired effective July 1, 2008;

(4)	Prior to December 29, 2009 AngloGold Ashanti’s shareholding in Sadiola was 38 percent;

(5)	Equity-accounted investments;

(6)	Non-controlling interest and exploration.

SOUTH AFRICA
AngloGold Ashanti’s South African operations comprise six deep-level mines and one surface operation. They are:
•	The Vaal River operations — Great Noligwa, Kopanang, Moab Khotsong and the surface sources operations. The fourth deep-level mine in this region, Tau Lekoa, was sold during the course of the year; and
•	The West Wits operations — Mponeng, Savuka and TauTona.
Together, these operations produced 1.78 million ounces of gold in 2010, or 39 percent of group production, and 1.46 million pounds of uranium as a by-product. The South African operations employed 35,660 people in 2010.
Total capital expenditure in South Africa in 2010 was $430 million (2009: $395 million).
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

•	Vaal River operations
Description: Great Noligwa adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney near the Vaal River. The Vaal Reef, the primary reef, and the Crystalkop Reef, a secondary reef, are mined here.
This mining operation consists of a twin-shaft system and operates over eight main levels at an average depth of 2,400 meters below surface.
Given the geological complexity of the orebody at Great Noligwa, a scattered mining method is employed. The mine shares a milling and treatment circuit with Moab Khotsong and Kopanang, which applies conventional crushing, screening, SAG grinding and carbon-in-leach (CIL) processes to treat the ore and extract gold.
Geology: In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the “C” Reef:
•	The Vaal Reef contains approximately 85 percent of the reserve tonnage with mining grades between 10 and 20g/t and comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic.
•	The VCR has a lower grade than the Vaal Reef, and contains approximately 15 percent of the estimated reserves. The economic portion is mainly concentrated in the western part of the lease area and can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg Lavas of the Ventersdorp SuperGroup and the underlying sediments of the Witwatersrand SuperGroup which creates a distinctive seismic reflector. The VCR is located up to one kilometer above the Vaal Reef.
•	The “C” Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 meters above the Vaal Reef. It has less than 1 percent of the estimated reserves with grades similar to the Vaal Reef, but more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.
Vaal River — Summary of metallurgical operations

		East Gold
	West Gold	Acid and	Noligwa	Mispah Gold	Kopanang
	Plant	Float Plant	Gold Plant	Plant	Gold Plant

Gold plants
Capacity (000 tonnes/month)	180	309	263	140	420
Uranium plants
Capacity (000 tonnes/month)	—	—	263	—	—
Pyrite flotation plants
Capacity (000 tonnes/month)	—	250	145	—	—
Sulfuric acid plants
Production (tonnes/month)	—	7,500	—	—	—

Operating and production data for Vaal River Operations

					Vaal River
			Moab		and West
	Great Noligwa	Kopanang	Khotsong	Tau Lekoa(3)	Wits surface

2010
Pay limit (oz/t)	0.36	0.41	0.49		0.01
Pay limit (g/t)	11.69	13.08	15.87		0.29
Recovered grade (oz/t)	0.175	0.179	0.263		0.016
Recovered grade (g/t)	5.99	6.13	9.03	3.32	0.54
Gold production (000 oz)	132	305	292	63	179
Total cash costs ($/oz) (1)	894	613	586	905	486
Total production costs ($/oz) (1)	1,152	879	997	937	520
Capital expenditure ($ million)	24	61	120	10	3
Employees (2)	3,225	5,484	4,651		374
Outside contractors(2)	90	454	1,801		—
All injury frequency rate	21.63	21.86	19.72		5.99

2009
Pay limit (oz/t)	0.43	0.40	0.60	0.21	0.007
Pay limit (g/t)	14.90	13.85	20.57	7.27	0.225
Recovered grade (oz/t)	0.167	0.197	0.273	0.097	0.015
Recovered grade (g/t)	5.73	6.74	9.36	3.32	0.53
Gold production (000 oz)	158	336	247	124	164
Total cash costs ($/oz) (1)	791	408	421	718	378
Total production costs ($/oz)(1)	994	598	749	766	390
Capital expenditure ($ million)	24	58	104	17	3
Employees (2)	4,612	5,612	4,334	2,700	228
Outside contractors (2)	127	447	1,735	414	6
All injury frequency rate	17.51	22.71	28.82	26.39	9.10

2008
Pay limit (oz/t)	0.29	0.32	0.69	0.17	0.007
Pay limit (g/t)	10.07	11.07	23.51	5.70	0.206
Recovered grade (oz/t)	0.214	0.199	0.271	0.104	0.011
Recovered grade (g/t)	7.33	6.82	9.31	3.58	0.36
Gold production (000 oz)	330	362	192	143	92
Total cash costs ($/oz) (1)	458	348	375	524	446
Total production costs ($/oz)(1)	564	500	641	720	478
Capital expenditure ($ million)	26	47	89	18	1
Employees (2)	5,472	5,620	2,914	2,650	227
Outside contractors (2)	271	411	1,823	384	7
All injury frequency rate	28.54	25.29	38.24	33.92	11.80

Key statistics — Surface sources — Uranium

	2010	2009	2008

Pay limit (lb/t)	0.316	0.362	0.331
Pay limit (g/t)	0.143	0.164	0.150
Recovered grade (lb/t)	0.622	0.584	0.508
Recovered grade (g/t)	0.282	0.265	0.231
Uranium production (000lbs)	1,462	1,442	1,283
Capital expenditure ($ million)	12	5	6
Employees (2)	185	194	193
Contractors (2)	28	27	36

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(2)	Average for the year.

(3)	Tau Lekoa was sold effective August 1, 2010.

Great Noligwa
Description: Great Noligwa adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney near the Vaal River. The Vaal Reef, the primary reef, and the Crystalkop Reef, a secondary reef, are mined here. This mining operation consists of a twin-shaft system and operates over eight main levels at an average depth of 2,400 meters below surface.
Given the geological complexity of the orebody at Great Noligwa, a scattered mining method is employed. The mine shares a milling and treatment circuit with Moab Khotsong and Kopanang, which applies conventional crushing, screening, SAG grinding and carbon-in-leach (CIL) processes to treat the ore and extract gold.
Operating review: Gold production declined by 16 percent as planned to 132,000 ounces, from 158,000 ounces in 2009. This was largely as a result of the redesign of the mine plan and layout, and a shift in operational focus to pillar extraction. This redesign resulted in a reduction in the extent of underground resources and in lower volumes being mined. Consequently, tonnages milled fell by 20 percent and reef development by 85 percent. The latter was also affected by the complex geological structures encountered. Yield rose by 5 percent with the mining of higher grade areas and an increase in gold produced from vamping operations.
Total cash costs increased by 13 percent to $894 per ounce from $791 per ounce the previous year, due mainly to the mine redesign, inflationary pressure on labor, power and stores, royalty payments which came into effect on March 1, 2010, and a stronger currency.
Capital expenditure of $24 million in 2010 was unchanged from 2009.
Growth prospects: As a mature operation, Great Noligwa has converted from conventional scattered mining to pillar mining for the remainder of its operational life. The Vaal Reef, which has been the most economically viable reef at Great Noligwa, is mined extensively. The less economically viable Crystalkop Reef is also being exploited, together with viable pillars containing the Vaal Reef. Hence, the life extension opportunity is limited to the inclusion of a few Vaal and Crystalkop Reef haulage pillars that were previously not part of the Ore Reserve. A feasibility study was conducted to determine the viability of establishing alternate routes for men, material, ore and ventilation to replace these haulages. This study showed that portions of these pillars can be mined and they have thus been included in the business plan.
Sustainability
Safety: There were no fatalities during 2010, with the mine achieving 1 million fatality-free shifts on November 5, 2010. The mine also achieved 269 white flag days, signifying the number of full days without a lost-time injury being reported on site.
The all injury frequency rate deteriorated to 21.63 per million hours worked recorded for the year (2009: 17.51).
The “White Flag Day Every Day”, “It’s OK to Stop” and “United for Safe Gold” were the major safety campaigns undertaken during the year. Other initiatives included daily shaft-based communication and a continuation of tours by management and union leadership to increase visibility. Safety stoppages initiated by management also had a positive impact on physical conditions underground. A safety workshop was held at which three strategic safety pillars were identified. Plans were made to address these issues and dates set for their implementation. Great Noligwa maintained its OHSAS 18001 and ISO 14001 certification in 2010.
Labor: Great Noligwa was restructured during the year with the aim of reducing its overall operational footprint and to return it to profitability. Employees were offered the opportunity to apply for voluntary severance packages or transfer to other business units within the company. Labor unions were consulted on strategic matters throughout the process.
Transformation remains a strategic thrust of the mine and will receive continued attention during 2011.
Community: Great Noligwa remained active in the community with various outreach projects. Donations were made to the following organizations:
•	Triest Training Centre;

•	Matlosana Hospice;

•	Evannah Old Age Home;

•	Dipapeng Disability Centre;

•	Klerksdorp Baby House; and

•	Stilfontein Welfare.

Environment: Great Noligwa retained its ISO 14001 certificate during the first advanced DQS audit conducted in August 2010. No environmental incidents were reported during the year.
The water separation project at Great Noligwa, aims to reduce the inflow of dirty water into the Great Noligwa gold plant process-water tank.
Kopanang
Description: The Kopanang mine, located in the Free State province roughly 170 kilometers southwest of Johannesburg, has been in production since 1984. Kopanang’s current mine lease incorporates an area of 35km2, directly west of neighboring Great Noligwa and bound to the south by the Jersey Fault.
Kopanang exploits gold- and uranium-bearing conglomerates of the Central Rand Group of the Witwatersrand, the most important being the Vaal Reef. Gold is the primary commodity extracted with uranium oxide as a by-product. The Vaal Reef, the primary reef mined, is exploited at depths of between 1,300 meters and 2,600 meters below surface. Minor amounts of gold are also extracted from the secondary Crystalkop Reef, located about 250 meters above the Vaal Reef.
Given the complexity of the geology, scattered mining is employed and the orebody accessed mainly via footwall tunneling, raised on dip of the reef and stoped on strike.
Kopanang uses conventional semi-autogenously grinding and carbon-in-pulp (CIP) technology to process gold. There are two streams of ore into the plant, one comprised mainly of Vaal Reef ore and the other fed exclusively with marginal ore dump material. Roughly 60 percent of Kopanang’s ore is treated in this plant. The balance is sent to the Noligwa Gold Plant and South Uranium plant by rail for gold and uranium extraction.
Operating review: Gold production fell 9 percent to 305,000 ounces in 2010, from 336,000 ounces in 2009. Total cash costs increased 50 percent to $613 per ounce as a result of the stronger currency, lower production, lower grades, inflationary pressures on labor, power and stores, and royalty payments which came into effect on March 1, 2010.
A 13 percent decline in volumes mined was the major contributor to the drop in production, as were safety-related work stoppages, and lower-than-anticipated mining grades. The 9 percent decline in recovered grade was a function of the lower-grade areas mined, and the increase in dilution from tonnages treated at the waste washing plant. A waste washing plant to reduce dust by washing the fines from waste rock was commissioned. Additional labor was recruited during the second quarter to make up production lost owing to safety-related stoppages during the first half of the year. While these stoppages continued in the second half of the year, this initiative contributed 19,300 ounces towards the year’s total production.
Capital expenditure for the year totaled $61 million (2009: $58 million).
Growth prospects: Life extension projects identified in 2010 were De Pont Landing and Altona, Gencor 1 East extension, Crystalkop Reef (C-Reef) Below 68 level, the Shaft Fault area and pillars. Additional information will be obtained from ongoing exploration to generate Mineral Resources for conversion to Ore Reserves. The mother hole drilled at the Gencor 1E area had intersected the reef which will be sampled during 2011. Two more long inclined boreholes are planned from the same site for 2011.
Electro-hydraulic drilling, originally scheduled to commence in August 2010 in the De Pont Landing and Altona exploration areas, has been postponed to mid 2011 due to ventilation requirements and the delay in the issuing of the prospecting rights for De Pont Landing. The Below 68 level project was also delayed due to ventilation requirements which affected electro-hydraulic drilling, while limited pneumatic drilling was done from the 68 DW4 8 crosscut. The bulk of the exploration program has been deferred to 2011.
As a result of the C-Reef exploration program, the confidence increased in the Mineral Resource during 2010. The program will continue into 2011. The Shaft Fault drilling which added to the Mineral Resource during 2010, remains a very prospective target area for new Mineral Resource ounces and exploration here will continue during 2011.

Sustainability
Safety: Regrettably, there were two fatal accidents — one each in March and September 2010. This overshadowed a strong safety performance in the preceding months with the mine having achieved 1 million fatality-free shifts in February 2010. The all injury frequency rate improved from 22.71 per million hours worked in 2009 to 21.86 in 2010. Mitigation strategies were implemented, including improved support standards for development areas, to reduce the risks associated with horizontal transport and falls of ground.
Strategies for 2011 include improved dust management systems through a centralized blasting system, improved footwall and dust filtration systems and experimentation with intake ‘air scrubbing’ systems. Following the noise baseline risk assessment which was conducted in February 2011, the current hearing protection device system will be revised to ensure optimum protection from noise, based on occupational exposures.
The mine successfully achieved recertification for both ISO 14001 and OHSAS 18001.
More than 60 percent of employees, including contractors, underwent voluntary HIV testing during the year following a concerted effort by AngloGold Ashanti’s wellness counselors, peer educators and its programs.
Kopanang, Great Noligwa and Moab Khotsong, in conjunction with other mines in the region, regularly interact with the Department of Mineral Resources at a tripartite forum to discuss topical issues related to mining operations in North West Province.
General managers, safety managers, health and safety representatives, as well as unions and association representatives, meet with the state mine inspectors to discuss topical issues including regional health and safety statistics, focus areas and legislation trends.
Community: The mine hosted a number of underground visits from interested parties in the community, organized by Kopanang’s social committee, in partnership with a local non-governmental organization.
A mathematics and science competition was launched for surrounding secondary schools with the aim of identifying and recognizing students who excel in these subjects. Twenty-six children from five schools participated in this competition, which will be repeated. Kopanang is also represented in various activities in the surrounding area through the AngloGold Ashanti Fund’s Local Area Committee. These initiatives include the Winter Warming Project, which distributes blankets to the surrounding communities.
During 2010, the mine started its program to accelerate the conversion of communal rooms in the Kopanang residence to single room accommodation — 198 single rooms were completed, compared to 54 in 2009. Capital has been approved to convert 208 rooms in 2011. Another 1,819 rooms are scheduled for conversion over the next three years.
Environment: An environmental management system (EMS) is in place to address the environmental impacts of the operation, including water and energy consumption, dust levels and potential groundwater pollution from the waste rock dump. To address the dust issue, a waste washing plant was installed and will be fully commissioned in 2011, along with additional dust suppression systems. Storm-water catchment facilities will be put in place and 20 hectares of phytoremediation woodlands planted in 2011. Numerous projects resulted in reduced energy consumption from 32GWh per month in 2003 to 24.5GWh per month in 2010. Additional projects to reduce consumption to 23.4GWh per month are planned in 2011 and 2012.
Kopanang retained its ISO 14001 certification following an audit conducted in August 2010. No environmental incidents were reported during the year.

Moab Khotsong
Description: Moab Khotsong is the newest deep-level gold mine in South Africa. It is situated near Orkney, Klerksdorp and Viljoenskroon, about 180 kilometers southwest of Johannesburg.
Following the successful exploration of the Vaal Reef in the Moab lease area, which lies to the south and is contiguous with Great Noligwa, a decision was taken in late 1989 to exploit the Moab Mineral Resource. Shaft sinking started in 1991 and stoping operations in November 2003. The mine is scheduled to reach full production in 2013.
A feasibility study of the lower mine (Zaaiplaats) was recently completed. The project will exploit the reef to depths of 3,455 meters below collar.
The main shaft was commissioned in June 2002 and the rock ventilation shaft in March 2003. Ore Reserve development on 85, 88, 92, 95, 98 and 101 levels is progressing to plan. Given the geological complexity of the Vaal Reef, scattered mining is employed.
Operating review: Moab Khotsong continued to ramp-up its output. Production increased by 18 percent to 292,000 ounces in 2010, compared to 247,000 ounces the previous year. The operation is scheduled to reach full annual production of 368,000 ounces in 2013.
Total cash costs increased by 39 percent to $586 per ounce, due mainly to inflationary pressures on the cost of labor, power and stores, royalty payments which came into effect on March 1, 2010 and the stronger currency.
Capital expenditure for the year totaled $120 million (2009: $104 million).
Mined grade decreased by 4 percent as mining took place in lower grade areas in the older northern part of the mine. Volumes treated increased by 22 percent, mainly due to ramp-up activities. Production, however, was hampered by safety- and mining related stoppages as well as complex geological structures. These issues are being reviewed. In order to obtain critical information on a timely basis, a comprehensive risk-drilling program was revised to include macro drilling up to three cross-cuts ahead of the current development ends, thus improving grade prediction and development planning. This allowed more proactive mine design and the opening up of reef, while the development of new raises provided additional grade information. Ore Reserve development and LIB drilling proceeded according to plan in 2010. The active drilling program employs a minimum of five LIB machines to ameliorate the risk of intersecting dip features within the 12-month mining plan. There was also a focus on critical-path scheduling and increased development to open up Ore Reserves and create flexibility.
Project ONE was launched October 27, 2010 at Moab Khotsong.
Growth prospects: The initial development of Moab Khotsong included the exploitation of adjacent ore blocks, including Zaaiplaats to the southwest and some 400 meters deeper than the existing mine. The first phase of Moab Khotsong’s business plan, excluding growth projects, sees the mine producing 3 million ounces of gold over the life of mine. The Zaaiplaats project provides an additional 5 million ounces (164 tonnes) and a life extension of some 15 years, as well as the potential to include additional blocks that rely on the new project infrastructure.
As Moab itself has achieved a stable operating base, Project Zaaiplaats is set to get under way. The project will utilize a modified approach to pre-development in order to facilitate drilling platforms for gathering orebody and structural information, together with the possibility of earlier gold production given the anticipated drilling outcomes. This pre-development also retains the option to fundamentally change the orebody extraction approach by applying different technologies.

Sustainability
Safety: The mine achieved one million fatality free shifts in January 2010. Tragically, however, two fatalities were recorded in March and June, following incidents involving a fall-of-ground and horizontal transport. The all injury frequency rate improved 32 percent year-on-year, to 19.72 per million hours worked (2009: 28.82). An interpersonal communication strategy yielded improvements in personal safety during the second half of 2010, while an aggressive and rigorous audit protocol further improved safety in individual workplaces. A safety workshop was held and three strategic safety pillars identified. Action plans to address these were devised with the related implementation dates being the focus of 2011. These pillars include:
•	removing people from risk;

•	planning work; and

•	managing behavior.
OHSAS 18001 and ISO 14001 accreditation were received during 2010 following external audits.
Labor: The labor relations climate at the mine was stable during the year, with unions actively consulted on matters affecting their members and wherever possible involved in strategic issues affecting the operation. National Union of Mineworkers’ representatives hold monthly meetings with management while ad hoc engagements are expedited quickly to discuss issues of immediate concern. Workforce transformation in line with South Africa’s employment equity goals remains a strategic thrust for the mine and the company as a whole and will receive continued attention during 2011.
Community: As part of AngloGold Ashanti’s policy of anticipating and responding quickly and efficiently to immediate community needs, Moab Khotsong has a management representative on the local area committee (LAC). This committee was established by the AngloGold Ashanti Fund to disburse charitable donations to communities neighboring the company’s operations. In addition to LAC funding, Moab Khotsong made donations during the year to:
•	Stilfontein and Jouberton Anglican Church, specifically for the care of the elderly;

•	Kanana soup kitchen;

•	Bosasa Youth Development Centre;

•	Hoërskool Schoonspruit, a local high school;

•	SPCA;

•	Triest Training Centre; and

•	Youth Eagle Christian United Movement.
In order to improve the literacy of its workforce and those living in areas nearby, AngloGold Ashanti provides transport for students from neighboring communities who undertake evening classes in adult basic education and training.
Environment: Moab Khotsong retained its ISO 14001 certification during the first advanced DQS audit conducted in July 2010. No reportable environmental incidents were recorded during the year.
Environmental projects:
An Environmental Impact Assessment of the new chilled-water reservoir is in progress and was completed by the end of February 2011.
The clean and dirty water separation project was completed. This project aimed to reduce dirty water inflows into the dam and determine the ultimate volumes required for the second dam.
Tau Lekoa
Description: Tau Lekoa was one of four mining operations in the Vaal River area. It is close to the town of Orkney on the North West Province side of the Vaal River. Unlike the other Vaal River operations, the major reef mined at Tau Lekoa is the Ventersdorp Contact Reef. Mining operations are conducted at depths ranging from 800 meters to 1,743 meters.
The Tau Lekoa operation comprises a twin-shaft system. Because of its geologically complex orebody, a scattered mining method is used at Tau Lekoa with the orebody being accessed via footwall tunneling. Stoping takes place on strike. There are seven shaft levels with an average of 70 panels in operation. Tau Lekoa employs hydro-power as its primary source of energy.

Ore mined at Tau Lekoa was processed and treated in preparation for gold extraction at the Kopanang gold plant. Tau Lekoa mine was sold effective August 1, 2010 to Simmer & Jack Mines Limited.
Operating review: Gold production during 2010 amounted to 63,000 ounces, while total cash costs were $905 per ounce.
Vaal River and West Wits Surface Operations
Description: South Africa Metallurgy encompasses AngloGold Ashanti’s portfolio of gold and uranium processing plants in South Africa, as well as its Surface Operations, which extract gold and uranium from tailings and rock dumps at surface. This operating unit also produces backfill essential for mining operations. The producing divisions include:
•	Vaal River Gold: Kopanang Gold Plant, West Gold Plant, East Gold and Archive Plant and Vaal River Tailings;

•	Vaal River Uranium: Noligwa Gold Plant, Mispah Plant, South Uranium Plant and Nufcor;

•	West Wits Metallurgy: Mponeng Plant (including a backfill plant), Savuka Plant, West Wits Tailings; and

•	Vaal River and West Wits Chemical Laboratories.
Operating review:
Gold production increased by 9 percent to 179,000 ounces, compared with 164,000 ounces in 2009.
Total cash costs increased by 26 percent to $486 per ounce, from $378 per ounce the previous year, due mainly to increased electricity tariffs, higher contractors costs and the stronger rand.
Uranium production increased 1 percent to 1.46 million pounds in 2010, compared with 1.44 million pounds in 2009. A 6 percent increase in grade, improved recovery and steady plant operations offset a 6 percent drop in tonnages treated from the previous year.
Sulfuric acid: Both the East and South Flotation Plants, as well as the East Acid Plant were not operated during the year as a cheaper product was available from external suppliers.
The BPF component of Project ONE was successfully implemented at the Savuka and Mponeng Gold Plants, with partial implementation during 2010 at the Noligwa Gold Plant and South Uranium Plant. Implementation of BPF will take place at West Kopanang and East Gold Plants during 2011.
Other aspects of Project ONE, namely SP and the Safety Framework and Engagement Process, have been initiated and are scheduled for implementation during 2011 and 2012.
Growth prospects:
South Africa Metallurgy’s project pipeline: Uranium is perceived as a growing opportunity within the South Africa region. The application of new technology has the potential to increase both the gold and uranium reserves.
Uranium Expansion Project: An alternative strategy has been identified to increase uranium production, premised on improved utilization of the uranium recovery process-plant stream. Processing of the highest-grade material will be prioritized and the process plants will be modified to remove throughput restrictions to increase capacity.
Higher utilization will be realized by providing ore-surge capacity on surface and improving rail-network capacity to increase surface tramming tonnages. The surge storage will provide material for processing during weekends when no hoisting takes place from underground. Plant modifications will improve the processing efficiency of the Noligwa plant’s thickening circuit and ore reception areas. A feasibility study has identified that an additional 3.2 million pounds of uranium can be produced over the life of mine of Kopanang. Capital investment has been estimated at $27 million. Detailed design will commence in 2011, ramping up to full production from the second quarter of 2012.
New acid storage section at South Uranium Plant: Construction of a new acid storage section at the South Uranium Plant is in progress to provide storage capacity during periods of market surplus. Mechanical installation is nearing completion and the tanks will be commissioned in the second quarter of 2011.

Kopanang waste washing plant: The objective of this project is to recover extra gold from the Kopanang waste rock and to eliminate fine dust from the waste rock dump, which imposes an environmental liability on the mine. Construction was completed in the second quarter of 2010.
Mponeng feeder upgrades: The Langlaagte chutes on the mill-feed belts are to be replaced with Weba chutes. An installation on one of the mills showed reduced occurrence of chokes giving more consistent mill feed and improved mill throughput. Installation of the second chute was completed in the fourth quarter of 2010 and the third chute will be installed in 2011.
Sustainability
Safety: South Africa Metallurgy achieved a remarkable 12 million fatality free shifts during 2010. The all injury frequency rate improved from 9.10 per million hours worked in 2009 to 5.99 in 2010 and the total number of ‘white flag days’, signifying days on which no injury occurred, increased from 307 in 2009 to 326 in 2010. Eight plants achieved more than 100 consecutive ‘white flag days’. OHSAS 18001 certification was maintained, ICMI compliance was re-certified and industry milestones for silica dust and noise were achieved.
Labor: Initiatives to improve the relationship with organized labor particularly in West Wits, have begun with a focus on capacity building and roll-out of the company’s values.
Meeting employment equity targets remained key, with significant progress achieved during 2010. Historically disadvantaged South Africans accounted for 41.21 percent of all management roles, compared to 38.4 percent in 2009, while female representation across the workforce was 16.8 percent compared to 16 percent in 2009.
Environment: As part of the phytoremediation program, a total of 10 hectares was planted on the footprint of the East Pay Dam. Various environmental projects were successfully implemented during the year, including:
•	relining the No.2 Barren dam at South Uranium plant;

•	construction of lined areas and bund walls at Noligwa Gold plant to manage clean and dirty water;

•	construction of lined areas and bund walls at East Gold Acid Float (EGAF) plant to manage clean and dirty water;

•	lining of the process water trench from EGAF plant to Central Spillage; and

•	cleaning historical pyrite spills outside the Noligwa Gold plant.
ISO 14001 accreditation was successfully maintained during 2010.
A total of eight pre-closure sites were rehabilitated during the year. During the clean-up of the East Pay Dam footprint, 260,392 tonnes from the East Pay Dam, 2,101 tonnes from the site adjacent to EGAF and 3,522 tonnes from the black-reef area were loaded and transported to the screening plant for processing via the Archive mill. In addition, 29,126 tonnes of silt material was loaded and transported from the upper residence dam and 19,000 tonnes from the lower residence dam to the bunkers built on the old North Tailings Storage Facility.
A total of 51,408 tonnes of contaminated gold-bearing material was sold to a third party for processing.
An aggressive invader-plant eradication program was undertaken in 2010. Independent consultants measured a significant reduction in the prevalence of the three invader plant species targeted.
There were 10 reportable environmental incidents, a marked decline from 2009 when there were 35 incidents. All of the 2010 incidents involved water dam overflows. Dam capacity has been increased and is in the process of being expanded further. Dam level alarms have also been installed to prevent recurrence. The program to replace pipelines has borne fruit, with no incidents involving pipeline failures occurring during the year. The closure of the acid plant at the EGAF plant meant that there were also no reportable air emission incidents.
Bokkamp water management project: Construction was undertaken of a storm water dam and pipeline system to eliminate the environmental impact of overflowing dams in the Vaal River area. The dam was completed during the third quarter of 2010 and is operational.

•	West Wits operations
Description: The Mponeng, Savuka and TauTona mines are situated on the West Wits Line near the town of Carletonville, straddling the border of Gauteng and North West Province. Mponeng has its own gold processing plant, while the Savuka and TauTona operations share a plant.
Operating and production data for West Wits operations

	Mponeng	Savuka	TauTona

2010
Pay limit (oz/t)	0.28	0.56	0.60
Pay limit (g/t)	9.14	17.86	19.27
Recovered grade (oz/t)	0.276	0.155	02.04
Recovered grade (g/t)	9.48	5.30	7.01
Gold production (000 oz)	532	22	259
Total cash costs ($/oz)(1)	452	1,136	699
Total production costs ($/oz)(1)	580	1,409	996
Capital expenditure ($ million)	122	9	75
Employees(2)	5,732	952	4,137
Outside contractors(2)	46	29	472
All injury frequency rate	15.93	7.69	19.03

2009
Pay limit (oz/t)	0.25	0.78	0.74
Pay limit (g/t)	8.53	26.74	25.33
Recovered grade (oz/t)	0.253	0.159	0.213
Recovered grade (g/t)	8.66	5.45	7.29
Gold production (000 oz)	520	30	218
Total cash costs ($/oz)(1)	331	1,133	532
Total production costs ($/oz)(1)	404	1,400	766
Capital expenditure ($ million)	109	13	57
Employees(2)	5,926	1,019	3,842
Outside contractors(2)	103	35	451
All injury frequency rate	14.31	13.23	15.84

2008
Pay limit (oz/t)	0.22	0.43	0.44
Pay limit (g/t)	7.61	14.91	15.05
Recovered grade (oz/t)	0.292	0.183	0.253
Recovered grade (g/t)	10.02	6.28	8.66
Gold production (000 oz)	600	66	314
Total cash costs ($/oz)(1)	248	424	373
Total production costs ($/oz)(1)	327	515	519
Capital expenditure ($ million)	86	11	60
Employees (2)	5,482	1,179	3,849
Outside contractors (2)	203	45	774
All injury frequency rate	14.29	19.82	19.00

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”

(2)	Average for the year.

Mponeng
Description: Mponeng is located between the towns of Carletonville and Fochville on the border between Gauteng and the North West Province, southwest of Johannesburg. The operation mines the Ventersdorp Contact Reef (VCR) at depths between 2,400 meters and 3,900 meters. A sequential-grid mining method is employed. Access to the reef is from the main haulage and return airway development, with cross-cuts developed every 212 meters to the reef horizon. Raises are then developed on-reef to the level above and the reef is stoped-out on strike.
The Mponeng lease area is constrained to the north by the TauTona and Savuka mines, to the east by Gold Fields Limited’s Driefontein mine and to the west by Harmony Gold Mining Limited’s Kusasalethu mine.
Mponeng comprises a twin-shaft system housing two vertical shafts and two service shafts. Ore is treated and smelted at the mine’s gold plant which has a monthly capacity of 160,000 tons. The plant uses two semi-autogenous (SAG) mills to process ore and the gold is extracted by means of CIP technology.
Geology: Two reef horizons are exploited at the West Wits operations, the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west from 400 to 900 meters, owing to unconformity in the VCR. TauTona and Savuka exploit both reefs whereas Mponeng only mines the VCR. The structure is relatively simple; faults of greater than 70 meters are rare. The CLR consists of one or more conglomerate units and varies from several centimeters to more than three meters in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 degrees and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, varying from several centimeters to more than three meters in thickness.
Operating review: Mponeng’s gold production increased by 2 percent to 532,000 ounces in 2010, compared to 520,000 ounces in 2009. A 9 percent increase in grade contributed to the rise in production.
Total cash costs rose by 37 percent to $452 per ounces, due to the impact of the stronger currency, inflationary pressure on labor, power and stores and royalty payments which came into effect on March 1, 2010.
Capital expenditure for the year totaled $122 million (2009: $109 million).
Growth prospects:
Ventersdorp Contact Reef (VCR) Below 120 Project: Development is ahead of schedule and in line with the project plan. The estimated completion date is 2013 and full production is scheduled for 2016. The project is anticipated to recover 2 million ounces of gold at a cost of R2 billion.
Carbon Leader Reef (CLR) Below 120 Project: This project which targets the mining area from 120 to 141 levels of the Carbon Leader Reef horizon, has the potential to yield 11.3 million ounces of recovered gold. This project can be undertaken in a phased approach, accessing 123 and 126 levels first in order to bring gold forward. This initial phase could potentially recover 3.5 million ounces of gold.
Sustainability
Safety: Tragically, there were four fatalities at Mponeng during 2010. Two of the fatalities were of undetermined causes and are still pending classification upon completion of the DMR enquiry. The all injury frequency rate deteriorated to 15.93 per million hours worked from a rate of 14.31 in 2009.
The mine embarked on a number of safety initiatives in 2010. These included the introduction of detailed work packages in line with the implementation of BPF; the roll-out of the Safety Transformation program; promotion of consecutive injury free days; miner, artisan, team-leader and safety representative meetings; empowering of safety representatives and finally the application of the SANDLA safety system, which focuses on procedures, personal protective equipment and tools and equipment.

The Inspector of Mines issued Mponeng with 10 Section 54 directives during the year. Each directive resulted in Mponeng suspending operations fully or partially in order to comply with the inspector’s recommendations on safety aspects. In each case, the suspension order was lifted following investigation and consultation between management, organized labor and the DMR.
Occupational health and safety assessments for OHSAS 18001 first and second advance assessments were conducted in January and July 2010, with Mponeng retaining accreditation on both occasions.
Health: During 2010, some 111 new cases of occupational tuberculosis (TB) were diagnosed at Mponeng, at an annual incidence of 2 percent. By year-end, 58 employees were still receiving daily treatment for TB. In addition, 852 Mponeng employees were seen at the Wellness Clinic in the six-month period to December 2010, representing approximately 19 percent of the group 3-8 workforce. A total of 512 employees had received anti-retroviral therapy by the end of the year.
Training: Key successes of AngloGold Ashanti’s adult basic education and training (ABET) initiative at Mponeng included:
•	Coordinating and hosting International Literacy Day with partners including the Mining Qualification Authority, the National Union of Mineworkers and other mining companies in the region. The event included more than 3,000 ABET learners, staff, representatives from the Department of Labor and other stakeholders;
•	Providing learners with the opportunity to study for the national diploma (N1 and N2) courses at Wescol College; and
•	Planning a library and resource centre for both AngloGold Ashanti’s ABET learners and members of the general community. This library will be an electronic learning centre.
Skills training opportunities were provided to employees and the community. Training opportunities exist in boiler-making, wiring, plumbing, carpentry, welding and computer training. Fifty-nine employees and 52 community members participated during the year.
Community: Mponeng’s ‘We Care Committee’, has formed partnerships in the host communities of Kokosi, Greenspark and Fochville, and is making a concerted effort to understand their environment, traditions and values.
Projects undertaken during 2010 included:
•	Winnie the Pooh Nursery School, Greenspark: shelter for the school’s sandpit, provision of storage space, new tables, chairs and mattresses, a sustainable vegetable garden to feed children and sell surplus produce to the community to supplement funds;

•	Old age centre, Greenspark: construction of shaded areas and provision of food parcels;

•	Nursery School, Kokosi: provision of coats for school children during the winter months;

•	Fochville Service centre: provision of food parcels;

•	Welfare, Fochville: hosting a Christmas party and presents; and

•	Fochville and Losberg Primary Schools, Fochville: provision of stationery for learners and other outreach projects.
Environment: In order to prevent the mine from impacting surface and ground water, a number of risk assessments and environmental investigations were conducted during the year. Most of these studies have been completed and the planning and execution of mitigation projects are under way. These include:
•	Hydrological and waste assessments — the purchasing and installation of flumes and flow meters in the east and west trenches to measure clean storm water discharge;
•	Completion of a legal compliance audit and a polychlorinated biphenyls (PCB) assessment. (PCBs are a group of synthetic oil-like chemicals of the organochlorine family which have been shown to possess carcinogenic properties and damage reproductive, neurological and immune systems of wildlife and humans);

•	Coating and sealing of concrete-lined washing bays and waste transferring stations;

•	Collection and disposal of asbestos waste;

•	Eradication of alien and invader vegetation;

•	Purchasing of high pressure cleaners; and
•	Sampling and analysis of water discharge to demonstrate continual improvement in monitoring and managing process water. An ISO 14001 first advancement assessment audit was conducted at Mponeng in August 2010, with the mine retaining its accreditation. No reportable environmental incidents were recorded during the year.

Savuka
Description Savuka is situated on the West Wits line in the province of Gauteng, approximately 70 kilometers southwest of Johannesburg. Savuka is close to the town of Carletonville. The Carbon Leader Reef (CLR) is mined at depths varying between 3,137 meters and 3,457 meters below surface and the Ventersdorp Contact Reef (VCR) at a depth of 1,808 meters below surface.
The Savuka lease area is constrained to the north and northwest by DRDGOLD Limited’s Blyvooruitzicht Mine, to the east by TauTona, to the west by Harmony’s Kusasalethu mine, and to the south by Mponeng.
Operating review: Savuka produced 22,000 ounces of gold during 2010, compared with 30,000 ounces the previous year. Total cash costs increased by 3 percent to $1,136 per ounces, from $1,133 per ounces in 2009.
Savuka’s operations continued to bear the impact of the seismic event that occurred in May 2009 as rehabilitation work continued during 2010. This resulted in production taking place in the VCR upper level in the first half of the year due to limited access to the CLR. In the interests of capital efficiency, a decision was made in late 2010 to place the mine on care and maintenance and to access its Ore Reserves from the larger, neighboring Mponeng operation in future.
An insurance claim, covering normal business interruption and material damage was lodged. Payments received during 2010 as a reimbursement of costs, were $11 million in June and $5 million in September.
Capital expenditure declined to $9 million in 2010 (2009: $13 million).
Growth prospects: Several strategic options are currently being considered for Savuka. These options vary from placing the operation on care and maintenance to a continuation of mining activities. It is anticipated that a formal decision on the future of Savuka will be made by mid-2011.
Sustainability
Safety: The all injury frequency rate improved from 13.23 in 2009 to 7.69 per million hours worked in 2010. There were no fatalities during 2010.
Savuka also retained its OHSAS 18001 certification following an audit that was conducted during the course of the year.
The mine continued implementation of the parallel safety initiatives initiated in 2008, including Goldsafe days; the promotion of team-based processes, mass open-air meetings and monthly miner, artisan, team leader and safety representative meetings.
Savuka also participated in AngloGold Ashanti’s successful roll-out of the ‘It’s OK to stop’ campaign. In addition, various internal safety audits were conducted to enable management to address and mitigate the risks identified in the process. The AuRisk system was implemented to address risks at the mine.
Community: Savuka’s community program is managed in tandem with that of the TauTona mine.
Environment: An ISO 14001 first advance assessment audit was conducted at Savuka in September 2010, with the operation retaining its accreditation.
The environmental closure plan has been assessed. Pumping will be dealt with through Mponeng and TauTona. Environment-related projects for TauTona/Savuka include the establishment of a centralized oil store and the construction of a storm-water channel at the internal mine store yard.
No reportable environmental incidents were recorded during the year.

TauTona
Description: TauTona lies on the West Wits Line, just south of Carletonville in Gauteng and about 70 kilometers southwest of Johannesburg. Mining at TauTona takes place at depths of 1,850 meters to 3,450 meters. The mine has a three-shaft system, supported by secondary and tertiary shafts and is in the process of converting from longwall mining to scattered-grid mining. This change in mining method was necessitated by the increased incidence of complex geology and the unsuitability of the current method for mining through the Pretorius fault. The change will also lead to improved safety.
TauTona shares a processing plant with Savuka. The facility currently has a monthly capacity of 180,000 tonnes and uses conventional milling to crush the ore and a CIP plant to treat it. Once the carbon has been removed from the ore, it is transported to the gold plant at Mponeng for elution electro- winning, smelting and the final recovery of the gold.
Operating review: Production at TauTona rose by 19 percent to 259,000 ounces during 2010, compared with 218,000 ounces the previous year. Cash costs rose 31 percent to $699 per ounces, from $532 per ounces in 2009, due mainly to inflationary pressure on the cost of labor, power and stores, royalty payments which came into effect on March 1, 2010 and a stronger currency.
Capital expenditure totaled $75 million in 2010 (2009: $57 million).
The improvement in production was due largely to the successful resumption of mining in January 2010 following the temporary closure of the shaft in October 2009. The positive production performance was, however, affected by a Section 54 stoppage imposed on all tramming activities during September by the Department of Mineral Resources.
Project ONE was officially launched on October 26, 2010. A project support team was established and trained. Site configuration and employee training have commenced with full implementation scheduled for the end of September 2011.
Projects update:
CLR Below 120 project: The original project scope was to develop a twin-shaft system — one for men and material and the other a rock decline — to access and mine below the 120 level. Initial production targets were around 46.3 tonnes or 1.5 million ounces of recovered gold, including 42.9 tonnes or 1.4 million ounces directly from the project and the balance from tailings, which would contribute significantly to TauTona’s gold production. Following a major seismic event which closed off one of the two access routes, the project was reviewed and impaired in January 2009. A decision was made to limit the scope of the project to the development of the rock decline to 123 level. As a result of unfavorable geological drilling results and a significant increase in the latest cost estimate, the project has been suspended. The project area may be accessed at a later date from Mponeng.
CLR Shaft Pillar Extraction Project: The project was designed to enable stoping operations to be conducted up to an infrastructural zone of influence. However, given the safety and fall-of-ground risks, a decision was made to halt mining of this pillar. Only 65 percent (434,000 ounces) of the targeted production was achieved from this project. Capital expenditure on the project was $34 million.
VCR Pillar Project: The aim of this project is to provide the necessary infrastructure to access the VCR pillar area. Production began in 2005 and development was scheduled to have been completed in 2010. Total production was estimated at almost 200,000 ounces in all at a capital cost of $14 million, most of which has been spent. Following a seismic event in the shaft and after further modeling done by the Rock Mechanics Department, it was decided to stop mining the VCR pillar. As at December 2010, 141,000 ounces had been produced from this project.
Sustainability
Safety: Tragically, two fatalities occurred at TauTona during 2010 resulting from accidents related to winches and horizontal transport. The all injury frequency rate per million hours worked deteriorated from 15.84 in 2009 to 19.03 per million hours worked in 2010.

TauTona retained its OHSAS 18001 certification following an audit conducted during the second quarter of 2010 as the mine implemented the behavior based safety observations program to audit the behavior of the mine’s workforce and adopted the MOSH system to further enhance the mine’s safety performance. Shaft infrastructure upgrades continued into 2010 following an incident in the fourth quarter of 2009, when a length of penthouse steel fell down the sub-shaft, damaging infrastructure and prompting the temporary suspension of operations while a full inspection was undertaken.
Mining through complex geology, including the Pretorius fault zone, represented one of the chief safety challenges during the year. TauTona continued with the implementation of parallel safety initiatives which begun in 2008, including, the ongoing roll-out of the ‘It is OK to Stop’ principle to all employees, the White Flag drive and the Laduma for Safety and wellness days. The monitoring of emergency escape routes was improved.
On October 2, 2010, TauTona achieved two years without a fall-of-ground fatality, demonstrating the significant progress made in mitigating one of the most important risks related to deep-level, underground mining. The AuRisk system was implemented to address risk at the mine.
Community: TauTona plays an active role in supporting various community projects in the Merafong district. AngloGold Ashanti made donations to local organizations during the year, including:
•	Carletonville Home Based Centre;

•	Avondgloor Old Age Home;

•	Suid-Afrikaanse Vroue Federasie (SAVF); and

•	Timber Twig Pre-Primary School.
Environment: An ISO 14001 first advancement assessment audit was conducted at TauTona in September 2010, with the operation retaining its accreditation.
Additional projects undertaken during the year to minimize the operation’s environmental impacts included:
•	Upgrading of the waste separation area to improve waste handling and storage, thereby improving recycling capacity;
•	The cleanup and removal of steel and redundant equipment which formed part of the backfill testing plant, in order to reduce the size of the mine’s footprint; and
•	Relocation of the internal mine store and equipment from the ESKOM servitude, bringing TauTona in line with safety and legal requirements on power cabling running through the mine area.
Additional focus areas with regard to environmental aspects included:
•	Minimizing refrigeration gasses (R134a and R11) that are used in the refrigeration plants as refrigerant to supply cooling power to underground workings;
•	Management of hazardous material and waste, specifically hydrocarbons, chemicals and fluorescent tube light bulbs;

•	The management of clean and dirty water at TauTona; and

•	Water and electricity usage.
No reportable environmental incidents were recorded during the year.

CONTINENTAL AFRICA
AngloGold Ashanti has eight mining operations in its Continental Africa region:
•	Iduapriem and Obuasi in Ghana;

•	Siguiri in Guinea;

•	Morila, Sadiola and Yatela in Mali;

•	Navachab in Namibia; and

•	Geita in Tanzania.
Combined production from these operations declined by 6 percent to 1.49 million ounces of gold in 2010, equivalent to 33 percent of group production. In all, they employed 15,761 people, including contractors, 494 more than in 2009. Total attributable capital expenditure for the region was $232 million (2009: $196 million).
AngloGold Ashanti also conducts an active greenfield exploration program, principally in the Democratic of the Republic of the Congo (DRC), focused on the Mongbwalu concession and the Kibali joint venture with Randgold Resources and the DRC government. This is in addition to brownfield exploration being conducted in and around its existing operations. For further information on the group’s exploration program in Continental Africa, see the Global exploration section is this report.

GHANA — Summary of metallurgical operations

	OBUASI
	Sulfide Treatment	Tailings Treatment	Oxide Treatment	IDUAPRIEM
	Plant	Plant	Plant	PLANT
Capacity (000 tonnes/month)	200	200	150	375
Iduapriem
Description: Iduapriem, wholly owned by AngloGold Ashanti since September 2007, comprises the Iduapriem and Teberebie properties on a 110km2 concession. The mine is situated in the western region of Ghana, some 70 kilometers north of the coastal city of Takoradi and 10 kilometers southwest of Tarkwa.
Iduapriem is an open-pit mine and its processing facilities include a CIP plant.
Geology: The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralization is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.
Operating and production data for Iduapriem

	2010	2009	2008

Pay limit (oz/t)	0.04	0.04	0.04
Pay limit (g/t)	1.47	1.45	1.43
Recovered grade (oz/t)	0.050	0.050	0.051
Recovered grade (g/t)	1.70	1.72	1.76
Gold production (000 oz) 100 percent	185	190	200
Total cash costs ($/oz) (1)	778	658	625
Total production costs ($/oz) (1)	1,027	795	740
Capital expenditure ($ million) 100 percent	17	28	54
Employees (2)	729	727	732
Outside contractors (2)	754	720	1,048
All injury frequency rate	9.73	12.26	13.95

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(2)	Average for the period.
Operating review: Gold production declined by 3 percent to 185,000 ounces in 2010. The decline in production was mainly due to a stoppage from February 11, to April 20, to improve and increase the capacity of the site’s tailings storage facilities (TSF). However, a significant portion of production lost due to the stoppage was recovered by re-planning mining operations and achieving designed plant throughput.
Total cash costs increased by 18 percent from the previous year to $778 per ounce, due primarily to higher fuel and power prices as well as increased employee and maintenance related costs.
The launch of Project ONE in August 2010 has improved overall mill throughput, which reached a record of 423,000 tonnes in December 2010, in line with the upgraded plant design specification.
Capital expenditure for the year was $17 million (2009: $28 million). Owing to the operational stoppage between February and April 2010 and based on a review of capital spend, the initial amount of $31 million budgeted for the Ajopa project and other projects was deferred.
Growth prospects: While the mine has limited growth prospects on surface, the higher gold price led to renewed interest in evaluating the considerable low-grade Mineral Resources in the Tarkwaian conglomerates that extend below the economic limits of the existing pits. Work is planned in 2011 to determine if there is an economic resource sufficient to support underground mining.

In addition, the Ajopa project, which was anticipated to start in 2010, is to be developed over the next two to three years. Ajopa contains an estimated Ore Reserve of 5.2 million tonnes at a grade of 1.83g/t, equivalent to around 341,000 ounces of gold. This project is expected to yield approximately 324,000 ounces over 24 months. The change in projected Ajopa ounces is due to change in planning parameters leading to increased volume to be mined.
Sustainability
Safety: The all injury frequency rate of 9.73 per million hours worked improved from 12.26 reported in 2009.
Reducing the number of safety-related incidents remains a key focus for management, with a number of interventions already in place. These include hazard identification and risk assessment; incident reporting and investigation; employee engagement and communication; contractor safety management; and more visible leadership inspections by management.
Iduapriem maintained its OHSAS 18001 certification.
Environmental: Permitting issues had a significant impact on operations in 2010, following a shut-down while Block 2 and TSF 3 were closed and the interim TSF built with permission from the Ghana Environmental Protection Agency. In the meantime, construction of a TSF to cater for life of mine tailings deposition is in progress. It is anticipated that tailings deposition in the new facility will start in the first half of 2011.
In addition to this shut-down, four reportable environmental incidents, all related to pipeline failures, took place in 2010.
In 2009, the mine applied for temporary withdrawal from the certification to the cyanide code due to the non-compliance of its existing cyanide mixing and storage facility. Construction of the new cyanide storage facility is in progress and a new application will be made to the International Cyanide Management Institute (ICMI) during 2011. During 2010, the original water treatment plant installed in 2009 was upgraded. This work was undertaken to ensure full treatment of contaminants in process water in order to achieve the discharge standard for release of excess water from the operations.
Iduapriem achieved its ISO 14001 certification following a surveillance audit completed in November 2010.
Community: Iduapriem’s alternative livelihood program continued in 2010, with strong support from the communities, local chiefs and local authorities. The program includes crop, fish and palm farming and processing. In addition, a mushroom farming project is being piloted as part of a broader economic development strategy. Women from local communities will operate the mushroom farms as stand-alone businesses, selling and marketing their produce in and around the Tarkwa region.
Key outstanding issues from previous years, in particular cracks in houses in Teberebie village, were addressed in 2010. Work is still in progress to finalize land-for-land compensation. This would improve an already strong relationship with the mine’s surrounding communities.
Obuasi
Description: Obuasi is located in the Ashanti Region of southern Ghana, approximately 60 kilometers south of Kumasi. It is primarily an underground mine operating at depths of up to 1.5 kilometers, though some surface mining in the form of open pit and tailings reclamation occurs. Two treatment plants processed ore this year: the South Treatment Plant, which is a Float-BIOX®-CIL plant for treating hard rock sulfides and tailings; and a tailings treatment plant using CIL to treat only tailings. The tailings treatment plant was shut down in October and was impaired. Tailings will be treated through the South Treatment Plant to increase gold recovery.
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

Two main ore types are mined:
•	quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulfides such as iron, zinc, lead and copper. The gold particles are generally fine-grained and occasionally are visible to the naked eye. This ore type is generally non-refractory; and

•	sulfide ore which is characterized by the inclusion of gold in the crystal structure of a sulfide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulfide ore is generally refractory.
Operating and production data for Obuasi

	2010	2009	2008

Pay limit (oz/t) (1)	0.19	0.21	0.29
Pay limit (g/t)	6.60	7.26	9.35
Recovered grade (oz/t) (1)	0.150	0.151	0.127
Recovered grade (g/t)	5.16	5.18	4.37
Gold production (000 oz)	317	381	357
Total cash costs ($/oz) (2)	760	630	636
Total production costs ($/oz) (2)	1,003	848	863
Capital expenditure ($ million)	109	94	112
Employees (3)	4,225	4,408	4,259
Outside contractors (3)	1,497	1,351	1,463
All injury frequency rate	2.86	4.73	6.36

(1)	Pay limits and recovered grade refer to underground ore resources.

(2)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(3)	Average for the period.
Operating review: Gold production decreased by 17 percent to 317,000 ounces in 2010. The reduced gold production was mainly attributable to underground tonnages declining by 8 percent as a result of reduced flexibility in developed Ore Reserves. Total development meters were 19 percent lower, due largely to the poorer-than- expected performance of the contractor.
The South Treatment Plant was stopped twice during 2010 — for 5 days in March and 12 days in October, due to excess water on the TSF at Sansu. The tailings treatment plant was then shut down permanently in October as capacity on the Pompora tailings dam had been exhausted.
The mine also suffered blocked and collapsed ore passes and delays in ore-pass relocation. In order to increase the overall efficiency of the operation in the long term, the number of mining areas at Obuasi was consolidated from thirteen to nine as planned. Changes to the mining method included changes to certain waste footwall drives used for access, definition drilling in all newly designed narrow reef stopes and an increase in stope length to 150 meters. The transverse open stoping mining method will be applied to widen sections of the reef.
AngloGold Ashanti has appointed a high-level, multi- disciplinary taskforce to address the operating problems at Obuasi. This team, comprising senior management, will analyze the recent underperformance and design a turnaround plan that will touch all aspects of the operation, from mining and processing to a holistic approach in addressing legacy sustainability issues resulting from a century of mining. Peter Anderton, a seasoned engineer with several years experience, will lead the rapid turnaround effort; and Keith Faulkner, the former AngloGold Ashanti (Ghana) managing director, will oversee the planning of Obuasi’s long-term future. This team will report its findings to the board and table a detailed plan for Obuasi’s sustained turnaround.
Total cash costs increased by 21 percent to $760 per ounce from $630 per ounce in 2009. The increase was mainly attributable to the decline in production, an increase in the power tariff and the once-off settlement of historical worker claims. These negative factors were partially offset by a reduction in the cost of consumables, which were sourced via a focused procurement strategy.
The Sulfide Treatment Plant metallurgical recovery rate was 86 percent against the target of 82 percent set during 2009.
Capital expenditure amounted to $109 million for the year (2009: $94 million).

Growth prospects: Ore production from underground activity is planned at 1.82 million tonnes in 2011, compared to 1.85 million tonnes achieved in 2010.
Within the task force structure implemented to manage the mine, one of the three elements is to identify the level and methods of production best suited to exploiting the deposit at Obuasi, given advances made in modern mining technology.
Development at Obuasi Deeps on level 50 for both the Kwesi Mensah Shaft and Brown Sub-Vertical Shaft, as well as exploration drilling on the level 50 platform, were suspended because of flooding in July 2009. Development was restarted in the fourth quarter of 2010 and exploration drilling is planned from the first quarter of 2011.
Sustainability
Safety: The safety performance at Obuasi improved significantly compared to 2009 with an all injury frequency rate of 2.86 per million hours worked recorded in 2010 compared with 4.73 per million hours worked in 2009. There were no fatalities during the year.
The safety strategy drawn up in 2009 and implemented in 2010 contributed significantly to this performance. It focused on four interlinked goals: processes that assign accountability and drive performance; effective employee dialogue and engagement; improving health and safety systems and establishing a health and safety support function that suits the operation’s needs.
Community: The implementation of the recommendations of the 2009 Social Study report on Obuasi communities continues to receive attention.
The mine site continued to engage with surrounding communities including the Artisanal Miners Association. There was an increase in the number of communities covered under the stakeholder engagement plan from 48 in 2009 to 58 in 2010.
On legacy issues, farms impacted by mining activities have been assessed and some compensation paid. Grievances have been investigated and documented, and proactive engagement through regular meetings with communities has been instituted.
Regarding economic development, three projects are being piloted at Obuasi to create employment opportunities for the communities, namely a piggery, aqua culture and a garment factory.
AngloGold Ashanti’s staffing needs in the community and social development spheres have been expanded and training is being provided to environment and community staff. Implementation of management standards to prevent or avoid the creation of additional legacy issues has commenced.
The occasional chemical treatment of process water for discharge in positive water balance situations to streams and rivers has been curtailed and rehabilitation of mined-out pits has commenced at Adubriem and Sansu. The road to Sansu village is being resurfaced by the company.
The mine continued to fund and operate its Malaria Control Program, which has successfully reduced the incidence of malaria in the community, of more than 250,000 people, by more than 75 percent. The program is a world benchmark and has been selected by the United Nation’s Global Fund with AngloGold Ashanti as the principal recipient to expand the Obuasi model to 40 districts around Ghana. Funding of $130 million will be provided over five years at which time the Obuasi program will be included in the Global Fund program. The program awaits government tax exemption on the Global Fund donor funds, which should be forthcoming in 2011.
In addition, Obuasi continues its support of the municipality on waste and hygiene management, education, HIV/Aids awareness and treatment.
Environment: Six reportable environmental incidents, two of which were related to tailings management, took place in 2010.
A tailings retreatment project is under way to retreat tailings in the facilities at the northern end of the mine and simultaneously address stability and drainage issues as part of Obuasi’s mine closure obligations.
Construction of two process water treatment plants to mitigate the positive water balances to the north and south of the mine is scheduled for completion by the second quarter of 2011.

Permitting processes are also under way ahead of the construction of a return water dam to be commissioned by 2012, to enhance the stability of the south tailings storage facility.
The mine underwent its ISO 14001 surveillance audit in November after successfully completing a certification audit in December 2009.
GUINEA
AngloGold Ashanti has one gold mining operation, Siguiri, in the Republic of Guinea.
SIGUIRI
Description: AngloGold Ashanti has an 85 percent interest in Siguiri and the government of Guinea holds the balance of 15 percent. Siguiri is a multiple open-pit, oxide gold mine situated in the Siguiri district in northeast of the Republic of Guinea, about 850 kilometers northeast of the capital, Conakry. Siguiri’s open pits are operated by mining contractors using conventional techniques. Mineralization at Siguiri is hosted within the Birimian System. The plant processes at a rate of about 30,000 tonnes of ore a day.
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
Operating and production data for Siguiri

	2010	2009	2008

Pay limit (oz/t)	0.02	0.02	0.03
Pay limit (g/t)	0.66	0.71	0.93
Recovered grade (oz/t)	0.028	0.032	0.035
Recovered grade (g/t)	0.97	1.11	1.20
Gold production (000 oz) — 100 percent	321	372	392
Gold production (000 oz) — 85 percent	273	316	333
Total cash costs ($/oz)(1)	656	513	468
Total production costs ($/oz)(1)	733	601	565
Capital expenditure ($ million) — 100 percent	12	26	22
Capital expenditure ($ million) — 85 percent	10	22	18
Employees(2)	1,531	1,492	1,489
Outside contractors(2)	1,639	1,481	1,444
All injury frequency rate	6.15	5.54	9.42

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(2)	Average for the period.
Operating review: Attributable gold production declined by 14 percent to 273,000 ounces, due mainly to the mining of lower grade ore. The decline in grade was a result of lower overall grades mined in the Sintroko and Tubani pits. Production was also affected by lower drawdown rates, which affected geotechnical stability and caused the failure of the main ramp of Sintroko pushback 1. This delayed mining operations in the affected area from August to November.

The mine implemented the BPF component of the Project ONE business improvement initiative during 2010. It is anticipated that plant efficiencies will improve as a result of increased throughput as new initiatives are introduced.
Total cash costs increased by 28 percent to $656 per ounce, from $513 per ounce in 2009, due to higher fuel prices and costs related to labor and mining contractors.
Attributable capital expenditure for the year totaled $10 million (2009: $22 million).
Growth prospects: Scoping studies are being undertaken on the mining optimizations and expanded metallurgical processing capability of the mine. These studies are expected to:
•	provide direction for the short- and long-term development of the mine;

•	address the 30 million tonnes a year treatment of saprolite ore from areas to the northwest and southeast of the current pits, as well as the overlying cap rock in those areas and the transitional and hard oxide deposits below the existing pits; and

•	conduct mining scenarios to provide cut-off grades that will feed into blue sky exploration drilling programs.
Successful completion of the studies will provide direction on the expected increase in throughput over the life of mine.
Current Proven and Probable oxide Ore Reserves at Siguiri are around 2 million ounces of gold at 1.28g/t from the operation’s pits and 1.77 million ounces at 0.55g/t from stockpiles and spent heaps. This is sufficient to feed the plant at a rate of 10.2 million tonnes a year for three to four years. Studies are planned for 2011 to determine options available to improve plant throughput.
There remains potential for additional sulfide and low- grade oxide Mineral Resources in the regional gold belt, which remains very prospective and under explored. Support for this view is based on gold showings in surface geochemistry and on interpretations based on geophysical and geological understanding. Fast-tracking of drilling is required to upgrade ‘blue sky’ estimates into Proven and Probable Ore Reserves.
Sustainability
Safety: Siguiri had one fatality in January 2010 when a collision occurred between two trucks. Management implemented an action plan whereby contractors are closely managed and monitored with regards to safety. The all injury frequency rate for the year was 6.15 per million hours worked (2009: 5.54).
Management identified the need to entrench the view that safety remains more important than production goals. To achieve this, improvements are to be made to enforce basic safety rules and standards in contractor management, management visibility at the workplace, and operator training and awareness.
Preparations for continuous occupational hygiene measurement have been completed and this will be fully operational from January 2011.
The mine maintained its OHSAS 18001 certification.
Community: Siguiri continued its engagement with stakeholders to assure adoption of strategies to achieve common goals. An annual forum was initiated and held to solicit recommendations from interested stakeholders with a view to strengthening relationships with these groups. Long- and short-term community infrastructure projects were undertaken, including:
•	health post (Kourouda);

•	Great Mosque of Kintinian;

•	Arabic school of Kintinian;

•	upgrading of rural roads within and between villages;

•	water drainage systems;

•	water boreholes; and

•	renovation of Siguiri Central police station and the airport.
The second round of the year’s malaria control initiative for the mine village and six major surrounding communities progressed steadily and was identified as the main reason for the reduction in malaria-related illnesses reported at the new medical centre. The challenge for the malaria control program is how to attend to the larger community in the town of Siguiri, where about 70 percent of mine employees currently reside. It appears that the Global Fund is in the process of funding malaria projects in Guinea’s mining industry.

Environment: Three reportable environmental incidents occurred during the year, all involving tailings spillages. High density polyethylene pipelines are being replaced by steel pipes on an ongoing basis. The frequency of pipeline inspections has been increased in order to minimize the volume of material spilled should a leak occur. One incident was as a result of sabotage by community members. Community engagement including local and regional authorities was stepped up to prevent a recurrence.
Dust control on haul and access roads and at the ROM1 stockpile was satisfactory, but remains a challenge in the dry months. The operations relied heavily on recirculation of process water and extracted less than a third of its annual water allocation from Tinkinsso River.
The land management program was well executed during the year, with no land-use conflicts with neighboring communities.
Mine closure planning remained high on the agenda, resulting in a closure gap analysis being carried out and measures put in place to close the identified shortfalls.
Siguiri was certified to be in full compliance with the International Cyanide Management Code in March 2010. Certification is valid for three years. A successful ISO 14001 surveillance audit was conducted during the year.
MALI
AngloGold Ashanti has interests in three gold mining operations in Mali, namely, Sadiola, Yatela and Morila. It manages two of these operations, Sadiola and Yatela.
Morila (attributable 40 percent)
Description: The Morila mine is situated some 180 kilometers southeast of Bamako, the capital of Mali. The operation currently treats low- grade stockpiles. The plant at Morila, which incorporates a conventional CIL process with an upfront gravity section to extract the free gold, has an annual throughput capacity of 4.3 million tonnes per annum.
Morila is 80 percent owned by Morila Limited, a joint venture in which AngloGold Ashanti and Randgold Resources Limited each have a 50 percent stake, giving AngloGold Ashanti an effective interest of 40 percent in Morila. The government of Mali owns the remaining 20 percent. Randgold Resources manages the mine.
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
Operating and production data for Morila

	2010	2009	2008

Pay limit (oz/t)	0.02	0.04	0.06
Pay limit (g/t)	0.67	1.21	2.17
Recovered grade (oz/t)	0.050	0.072	0.090
Recovered grade (g/t)	1.70	2.47	3.08
Gold production (000 oz) 100 percent	238	342	425
Gold production (000 oz) 40 percent	95	137	170
Total cash costs ($/oz)(1)	716	526	424
Total production costs ($/oz)(1)	768	577	500
Capital expenditure ($ million) 100 percent	3	10	3
Capital expenditure ($ million) 40 percent	1	4	1
Employees(2)	476	518	605
Outside contractors(2)	415	535	1,098

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(2)	Average for the year.

Operating review: Attributable gold production declined by 31 percent to 95,000 ounces, mainly due to a 30 percent drop in head grade as a result of the treatment of low-grade stockpiles.
Total cash costs increased by 36 percent to $716 per ounce as a result of the lower production and higher costs for reagent and also for fuel burnt in power generation.
Morila capital expenditure was $3 million in 2010, of which $1 million was attributable (2009: $10 million or $4 million attributable). The major elements of this were the SAG and ball mill main gearbox, conveyor belting and the replacement of the Knelson concentrators.
Morila will continue the current process of treating low-grade ore stockpiles until 2013. Attributable production is therefore expected to decrease further as Morila reaches the end of its life.
Growth prospects: From 2010 to the end of the mine’s life, Morila will continue to treat only low-grade ore. Attributable production is expected therefore to decrease.
Sustainability
Safety: The safety statistics for Morila are reported by Randgold Resources, the operator, and are not included in AngloGold Ashanti’s statistics.
Environment: No significant environmental incidents were reported during the year. ISO 14001 certification was maintained after an external assessment audit was completed during 2010. No non-conformance issues were raised.
Community: The mine maintained a good relationship with communities and regular meetings were held. All community development projects planned for the year were completed. The mine continued to provide malaria spraying services and treated five villages during 2010, through three spraying cycles.
Morila’s closure committee is operational and meets quarterly. A sustainable agribusiness project is being developed to continue wealth creation after closure of the mine, with 1,270 hectares having been identified for agriculture. Plans are in place to convert the bulk mining yard and the batch plant into an area for poultry farming and animal husbandry.
The micro-finance project (CAMIDE) has funded 20 undertakings for former staff members. Morila’s management and unions are formulating a social plan for employees. The ongoing closure process focuses on the social plan submitted by labor unions and the closure coordinator, as well as engagement with government agencies to provide training assistance to affected employees.
The New Mine Collective Convention was implemented in September 2010, with no major issues identified. Compulsory health insurance and the payment of the related subscription came into effect in November 2010.
Sadiola (attributable 41 percent effective December 29, 2009, previously 38 percent)
Description: Sadiola is situated in the far southwest of Mali, 77 kilometers south of the regional capital, Kayes. Sadiola is a joint venture in which AngloGold Ashanti and IAMGOLD each have a 41 percent interest and the government of Mali 18 percent.
Mining at Sadiola takes place in five open pits. Ore is treated and processed in a CIL gold plant with a monthly capacity of 364,000 tonnes.
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

Operating and production data for Sadiola

	2010	2009	2008

Pay limit (oz/t)	0.04	0.04	0.07
Pay limit (g/t)	1.28	1.46	2.18
Recovered grade (oz/t)	0.060	0.074	0.100
Recovered grade (g/t)	2.04	2.52	3.42
Gold production (000 oz) 100 percent	287	354	453
Gold production (000 oz) 41 percent(1)	118	135	172
Total cash costs ($/oz)(2)	686	489	401
Total production costs ($/oz)(2)	737	585	587
Capital expenditure ($ million) 100 percent	20	10	8
Capital expenditure ($ million) 41 percent(1)	8	4	3
Employees(3)	790	705	634
Outside contractors(3)	981	827	876
All injury frequency rate	1.65	2.31	4.37

(1)	Effective December 29, 2009, the company increased its interest from 38 percent to 41 percent.

(2)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”

(3)	Average for the year.
Operating review: Attributable production decreased by 13 percent to 118,000 ounces, from 135,000 ounces in 2009, mainly as a result of a 12 percent decline in head grade.
The decline in grade is as a result of the depletion of the Sadiola main pit Ore Reserves and a change in the mining focus to the lower-grade satellite pits.
A new gravity circuit was introduced in the plant and aided recovery in the processing of oxide and sulfide feed materials. Advance crushing and screening of both ore types significantly improved plant throughput in the latter part of the year by minimizing the introduction of large rocks and associated blockages early in the process.
Total cash costs increased by 40 percent to $686 per ounce, owing mainly to the lower-grade feed supplied to the priority plant. In addition, mining contractor costs were higher as a result of the longer haulage distance, higher maintenance costs and increases in the fuel price.
The BPF component of the Project ONE initiative was introduced during 2010 and is expected to be fully entrenched during 2011. Initial BPF work will be directed at optimizing processing activities so as to increase availability, utilization and throughput of the plant.
Total capital expenditure for the year was $20 million ($8 million attributable) (2009: $10 million or $4 million attributable).
Growth prospects: Sadiola has two expansion opportunities, namely the Deep Sulfide project and the Oxide Expansion project, is the latter currently undergoing a prefeasibility study.
The Deep Sulfide project will treat both oxide (5 million tonnes per year) and sulfide (3.6 million tonnes per year) ores. Initial waste stripping at Sadiola’s main pit and the commissioning of the sulfide plant is expected to commence in 2012. Once current oxide Ore Reserves are depleted, the plant will be modified to treat only sulfide material at a capacity of 7.2 million tonnes per year. The Deep Sulfide project will extend the mine’s life and add 4.2 million ounces to Sadiola’s current life of mine production profile.
The Oxide Expansion project is based on exploration results that indicate additional oxide potential in the Sadiola area. Current work includes expediting the exploration program to better define the potential of all existing targets and profile new target areas.

Sustainability
Safety: Sadiola had one fatality in August 2010. Whilst positioning a submersible de-watering pump, the supervisor fell into a temporary sump following the collapse of the area. All the recommendations arising from the investigation into the incident have been implemented. The all injury frequency rate for the year improved to 1.65 per million hours worked (2009: 2.31).
As contractor-related incidents were the major source of injury, contractor management received concerted attention to ensure alignment and compliance with AngloGold Ashanti’s standards and practices.
Other safety-related programs and initiatives are directed at pre-work planning, hazard analysis, vehicle safety and training focused on crisis and emergency plans.
The mine maintained its OHSAS 18001 certification in 2010.
Community (including Yatela)*: Annual workshops comprising government, national and regional authorities, local communities, media, Non- Governmental Organizations (NGOs) and other associations have been held since 2003. These workshops provide a forum to communicate the activities planned by Sadiola and Yatela, while providing an opportunity for the relevant stakeholders to comment and make recommendations.
The Integrated Development Action Plan (IDAP) has been in place since 2004. Covering villages located around the Sadiola and Yatela mines, it focuses on agricultural capacity-building and micro-financing activities. The plan is managed by the communities themselves and includes a general assembly with representatives from each village. The IDAP has received funding from Sadiola and Yatela which enables it to function successfully and independently.
Community members from the villages surrounding Sadiola and Yatela have been trained in malaria mitigating techniques, which has aided a decline in the incidence of the illness since the implementation of the program in 2005.
It is the responsibility of both Sadiola and Yatela to contribute to an HIV/AIDS program. Initiatives focus specifically on awareness, testing and peer educators in the workplace. The company partnered with NGOs during the soccer World Cup 2010 to attract villagers to central locations to watch games and participate in voluntary testing.
Environment: One reportable environmental incident occurred on April 26, 2010 when the incorrect disposal of 75 liters of a pesticide into drains led to contamination of the final effluent from the sewage treatment plant, resulting in the death of more than 200 birds. This incident resulted in a fine levied by local authorities. Management implemented measures to prevent a repeat of the incident by including regular inspections of the site and the education of employees on the importance of adhering to the correct disposal procedures.
The environmental impact assessment for the Sekokoto road diversion was completed and approved by government. ISO 14001 certification was maintained following an external surveillance audit.
* Given their proximity to each other, Sadiola and Yatela conduct their local community initiatives jointly.
Yatela (attributable 40 percent)
Description: The Yatela mine is situated some 25 kilometers north of Sadiola and approximately 50 kilometers south-southwest of Kayes. Ore extraction is conducted from the Yatela main pit as well as the satellite pit at Alamoutala. The ore mined is treated at a heap-leach pad together with carbon loading. The carbon is then eluted and the gold smelted at nearby Sadiola.
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

Operating and production data for Yatela

	2010	2009	2008

Pay limit (oz/t)	0.01	0.04	0.04
Pay limit (g/t)	0.45	1.52	1.34
Recovered grade (oz/t)	0.036	0.106	0.078
Recovered grade (g/t)	1.23	3.62	2.66
Gold production (000 oz) 100 percent	150	222	165
Gold production (000 oz) 40 percent	60	89	66
Total cash costs ($/oz)(1)	817	326	621
Total production costs ($/oz)(1)	883	416	636
Capital expenditure ($ million) 100 percent	5	3	8
Capital expenditure ($ million) 40 percent	2	1	3
Employees(2)	308	298	305
Outside contractors(2)	570	505	583
All injury frequency rate	2.28	5.54	6.13

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(2)	Average for the year.
Operating review: Yatela was originally scheduled for closure in 2010, though the life has since been extended. Attributable gold production at Yatela dropped by 33 percent from 2009 levels to 60,000 ounces in 2010. The decline in production was due mainly to a decrease in the head grade of the ore stacked as a result of non-conformity at the bottom of mineralized structures in Alamoutala.
Total cash costs increased by 151 percent to $817 per ounce, due to the significant decrease in production coupled with higher costs to access the Alamoutala ore and an increase in contract mining costs.
Capital expenditure for the year was $6 million ($2 million attributable) (2009: $3 million; $1 million attributable).
Growth prospects: The current life of mine is based on the successful conversion of the Inferred Mineral Resource in Yatela North, where the opportunity lies in the northeast and northwest extensions. Furthermore, a focused exploration program will be undertaken over the next year to ensure continuation of the mining operation.
Sustainability
Safety: The all injury frequency rate for the year improved to 2.28 per million hours worked (2009: 5.54).
Programs which enabled this improvement included pre-work planning, hazard analysis and also vehicle safety and training directed at crisis and emergency plans.
Management identified effective contractor management as a key area for safety improvement and contractor alignment with group safety standards as a priority.
The mine maintained its OHSAS 18001 certification in 2010.
Community: See discussion of Sadiola.
Environment: There were no reportable environmental incidents at Yatela during 2010. This was as a result of increased inspection and regular interaction with site personnel and management on accident prevention.
The mine rehabilitated 19.5 hectares of waste dumps and heap leach pads during the year. The rehabilitation of a further 160 hectares has been built into the current business plan and will be accelerated.
Furthermore, a closure manager has been appointed by Yatela to ensure that all requirements are fulfilled. The closed Obotan mine in Ghana was visited jointly with the National Closure Commission to better understand closure-related issues and help in the development of a formal closure plan for Yatela that considers the physical environment, social issues and worker development.
ISO 14001 recertification of Yatela was achieved following an audit. An external surveillance audit will be undertaken in 2011.

NAMIBIA
Description: The Navachab gold mine is situated near the town of Karibib, some 170 kilometers northwest of the capital Windhoek and 171 kilometers inland on the southwest coast of Africa.
Navachab, which began operations in 1989, is an open-pit mine with a processing plant which includes a mill as well as CIP and electro-winning facilities, all with a monthly capacity of 120,000 tonnes.
In addition to the current operation, a Dense Media Separation (DMS) plant with a monthly capacity of 120,000 tonnes was commissioned during 2010.
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
Operating and production data for Navachab

	2010	2009	2008

Pay limit (oz/t)	0.07	0.051	0.04
Pay limit (g/t)	2.53	1.55	1.29
Recovered grade (oz/t)	0.052	0.046	0.042
Recovered grade (g/t)	1.80	1.58	1.43
Gold production (000 oz)	86	65	68
Total cash costs ($/oz)(1)	721	677	559
Total production costs ($/oz)(1)	779	723	632
Capital expenditure ($ million)	14	20	12
Employees(2)	687	578	482
Outside contractors(2)	—	—	—
All injury frequency rate	25.60	26.30	20.63

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(2)	Average for the year.
Operating review: Gold production increased by 32 percent to 86,000 ounces in 2010, due to greater volumes mined from the bottom of the pit and the treatment of high-grade concentrate from the DMS plant.
Total cash costs rose by 6 percent to $721 per ounce as a result of higher labor and power costs and rising contractor fees, though this was partly offset by an increase in production.
Capital expenditure for the year was $14 million (2009: $20 million).
Growth prospects: The optimization process at Navachab indicated that the main pit will be expanded to the east from 2011 to access footwall mineralization north of the current east pushback. The west cut is expected to be mined from 2013 to access the hanging wall mineralization. Exploration during 2011 will focus on the down plunge extension of the existing orebody of the main pit. Drilling will focus on the North Pit 2 and the down plunge extension, while also exploring the strike extent of the satellite target areas where previous exploration indicated potential, as well as the western limb of the fold hinge at anomaly 16.
Sustainability
Safety: The all injury frequency rate per million hours worked improved from 26.30 in 2009 to 25.60 in 2010.
Navachab complied with OHSAS 18001 assessments conducted in March and October 2010.
Safety interventions include ongoing speed surveillance on the access roads in the mine, quarterly vehicle safety audits, regular safety representative meetings and quarterly safety steering-committee meetings. The behavioral safety initiative, known as Ostrich, is ongoing and has begun to produce results.

Community: Navachab made contributions to educational projects, including the ‘Spell it Right’ competition, spring school for grade 12 learners and prize giving ceremonies at local and regional schools. Navachab also sponsored the building of a house for volunteer teachers at the local government school, contributed to the young scientist exhibition and made its annual donation to the private school in the town of Karibib.
A pool of 100 unemployed women was identified in Karibib in order to create ad-hoc employment on a short-term basis where possible.
Environment: No reportable environmental incidents occurred during 2010.
The construction of the water filtration plant commenced in 2010 with commissioning planned to be complete by the third quarter of 2011. This facility will ensure additional recovery of water from the plant to eliminate the need for a third TSF and also negate the inherent safety, health and environment risk associated with a TSF.
ISO 14001 environment certification was maintained during the year. Navachab further received a formal notification of compliance with the Cyanide Code from the Code Secretariat.
TANZANIA
AngloGold Ashanti has one gold mining operation in Tanzania, the Geita gold mine.
Geita
Description: The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120 kilometers from Mwanza and 4 kilometers west of the town of Geita. The mine is wholly owned and managed by AngloGold Ashanti.
The Geita gold deposit is an Archaean mesothermal orebody, largely hosted in a banded ironstone formation. It is a multiple open pit operation with underground potential and is currently serviced by a 5.2 million tonnes per annum CIL processing plant.
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
Operating and production data for Geita

	2010	2009	2008

Pay limit (oz/t)	0.07	0.09	0.10
Pay limit (g/t)	2.38	3.08	3.10
Recovered grade (oz/t)	0.069	0.055	0.056
Recovered grade (g/t)	2.36	1.89	1.92
Gold production (000 oz)	357	272	264
Total cash costs ($/oz) (1)	697	985	814
Total production costs ($/oz) (1)	874	1,191	1,004
Capital expenditure ($ million)	38	19	53
Employees (2)	1,874	1,990	2,130
Outside contractors (2)	1,391	1,196	986
All injury frequency rate	5.38	5.56	8.52

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(2)	Average for the year.

Operating review: The turnaround at Geita resulted in gold production increasing by 31 percent to 357,000 ounces in 2010. Significant quarterly improvements were achieved during the first half of the year, with gold production rising from 84,000 ounces in the first quarter to 90,000 ounces in the second quarter. Output was hampered during the third quarter as a result of a major planned plant shutdown to replace the SAG mill discharge end-plate and to rebuild the crusher dump-pocket. Production was also supported by improved grades from Nyankanga pit, which delivered an average grade of 3g/t.
Total cash cost for the year improved by 29 percent to $697 per ounce, mainly as a result of lower reagent costs, as well as a reduction in general and engineering stores.
In addition, other initiatives included the start, in 2010, of the construction of a re-designed run-of-mine pad to improve the ore-blending capability of the plant. All planned performance parameters were achieved.
The fleet rationalization strategy also saw the number of trucks used during the year reduce from 48 to 34. This, in conjunction with improved operating practices, resulted in significant productivity gains as the same volume of material was moved with fewer haul trucks. Fleet rationalization will continue through 2011 as truck productivity is expected to improve by an additional 10 percent to 20 percent, as a result of the new larger, lightweight trays.
Geita’s turnaround and the implementation of Project ONE initiatives which include the BPF and SP, continued throughout 2010. The work management aspect of BPF was successfully implemented in the mining maintenance and processing divisions, resulting in continued improvements. Under the SP component, the Geita organizational structure was re-designed. Managerial Leadership Practices (MLP) training is being delivered to senior management and is due to be completed by 2011.
Capital expenditure for 2010 totaled $38 million (2009: $19 million).
Growth prospects: Exploration drilling was undertaken to increase confidence in the Nyankanga Cut 9 volumes, Cut 6 volumes behind the 2007 failure zone, and in the near-surface volume of Block 1 in the Nyankanga underground. Results confirmed current mineralization and the Nyankanga Mineral Resource model will be updated to incorporate additional drilling and mapping data in 2011.
Both the Nyankanga and Geita Hill Mineral Resource models were updated in April 2010. The Geita Hill Mineral Resource decreased by 2 percent and the Nyankanga Mineral Resource by 1 percent. Both reductions resulted from decreased mineralized volumes.
Exploration activities outside of the active mining areas comprised IP-surveying and geological mapping of five targets: Nyakabale, Mgusu, Nyankumbu, Kukuluma A and Kukuluma B. Except for Kukuluma B, all targets revealed promising combined chargeability and resistivity signatures indicative of disseminated sulfides and potentially associated with gold mineralization. Drill testing of these anomalies is ongoing.
Sustainability
Safety: Geita achieved 11.5 million hours free of lost-time injuries before two tragic fatalities in May 2010, resulting from a collision between two trucks on one of the haul roads during the night shift. The all injury frequency rate for 2010 was 5.38 per million hours worked (2009: 5.56).
Fatigue continues to pose a major threat to Geita’s safety record, making it a priority for safety management. The safety management program in 2010 included the completion of a hazard identification and reporting course, plan task observation training to all frontline managers and rescue team refresher courses.
Geita was second runner-up in the country OHSAS competition.
Community: Resolution of land compensation claims progressed well during the year, with the completion of the Nyamatagata and Katoma claims. Phase 5 of Nyankumbu Girls Secondary School started in 2010 and construction of the school will be completed in 2011.
Design work was completed on the Geita Town Water Supply Project, which will be built in 2011. This project, which will draw water from the Nyankanga dam on the mine’s lease area, will include transfer pumping, a treatment and storage system and will deliver water at a rate of 4,800 cubic meters per day to the town.

Environment: One reportable environmental incident took place in 2010, following the death of two birds.
Cyanide management has been enhanced with the completion of the plant tailings dilution circuit. Improved control may be expected once the second oxygen injection system on the conditioning tanks is satisfactorily commissioned at the beginning of 2011.
The key requirements of the cyanide code have now been met and the main remaining objective is to achieve compliance with the code requirement that weak acid dissociable (WAD) cyanide levels in the tailings slurry should not exceed 50 parts per million for a period of three to six months. This will be the objective for the first two quarters of 2011.
ISO 14001 environment certification was maintained during the year.

AUSTRALASIA
AngloGold Ashanti’s sole operating mine in Australasia is Sunrise Dam.
Production from Australasia declined by 1 percent to 396,000 ounces in 2010, equivalent to 9 percent of group production. Total cash costs increased by 10 percent to $692 per ounce. In all, 494 people, including contractors were employed, 39 more than in 2009. Total attributable capital expenditure for the region, including Tropicana, was $40 million, a decrease of 77 percent on the $177 million spent in 2009, which included the Boddington project that was sold.
The group is also developing the new Tropicana gold mine in Western Australia, along with joint venture partner Independence Group Ltd. (30 percent). Tropicana, a greenfield discovery made by AngloGold Ashanti, is expected to deliver its first production in 2013. AngloGold Ashanti is managing the project along with a vast exploration program in the area that covers some 13,500km2 of tenements along a 600 kilometer strike length, considered one of the most prospective regions for new gold discoveries in Australia.
The Ore Reserve for Australasia, attributable to AngloGold Ashanti, totaled 3.74 million ounces at year-end.
Exploration in the Australasia region was conducted in the Cornelia Range, in Western Australia, and in the Solomon Islands. For further information on the group’s exploration program in Australasia, see the Global exploration section of this report.
AUSTRALIA
SUNRISE DAM
Description: The Sunrise Dam gold mine is located in the northern goldfields of Western Australia, 220 kilometers northeast of Kalgoorlie and 55 kilometers south of Laverton.
The mine consists of a large open pit which is now in its fourteenth year of operation, and an underground mine which began in 2004. Mining is conducted by contractors and the ore is treated in a conventional gravity and CIL processing plant, which is owner-managed.

Geology: Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittleductile low strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.
Operating and production data for Sunrise Dam

	2010	2009	2008

Pay limit (oz/t)	0.14	0.08	0.09
Pay limit (g/t)	4.32	2.45	2.79
Recovered grade (oz/t)(2)	0.094	0.084	0.101
Recovered grade (g/t)(2)	3.22	2.87	3.46
Gold production (000 oz)	396	401	433
Total cash costs ($/oz)(1)	692	631	559
Total production costs ($/oz)(1)	773	738	665
Capital expenditure ($ million)	29	31	19
Employees(3)	93	99	77
Outside contractors(3)	401	356	333
All injury frequency rate	13.65	8.94	15.85

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(2)	Open-pit operations.

(3)	Average for the year.
Operating review: Production in 2010 decreased by 1 percent to 396,000 ounces, from 401,000 ounces the previous year. This was equivalent to 9 percent of group gold production. The decline reflects the marginally lower average grade of ore processed as anticipated in the mine plan. Open-pit mining continued in the North Wall Cutback providing over 80 percent of production. Ore continued to be sourced from a combination of underground and open pit operations with the use of lower-grade stockpiles to supplement the ore feed to the plant.
Underground tonnage decreased by 12 percent, or 94,000 tonnes, to 686,000 tonnes. Underground ore yielded approximately 75,000 ounces, contributing 19 percent to total mine production compared with 28 percent, or 111,000 ounces, the previous year.
Total cash costs increased by 10 percent to $692 per ounce, from $631 per ounce in 2009.
Capital expenditure for the year was $29 million, a decrease of 6 percent on the previous year.
Growth prospects: The North Wall Cutback will continue to supply ore to the plant until the second half of 2012, which is a year longer than originally planned. Ore from the cutback will be blended with ore from stockpiles and from the underground mine.
The contribution from the underground mine is planned to increase in 2011. As a result, a paste fill plant has been constructed to enable larger orebodies to be fully extracted. Continued exploration and advances in geological understanding have also resulted in further growth of underground Mineral Resources.
Underground Ore Reserves decreased to 0.85 million ounces after depletion. Due to the time required to convert Mineral Resources to Ore Reserves, it is anticipated that Ore Reserves will increase in 2011. The mine’s total Ore Reserve at year-end was 1.38 million ounces.
Sustainability
Safety: Safety performance at Sunrise Dam reached a plateau during 2010 with an all injury frequency rate of 13.65 per million hours worked (2009: 8.94). There were no fatalities during the year.
Training in hazard identification and risk assessment was the focus at Sunrise Dam over the course of 2010. In addition, training aimed at providing an open, transparent culture of safety and safety systems, was undertaken in: risk management; values-based safety leadership; role clarity and personal accountability, open, transparent and learning safety culture; and safety systems.

In May, the Sunrise Dam team won the 2010 Chamber of Minerals and Energy Surface Emergency Response competition for the second year in a row. In addition, the Emergency Response Team went on to win the Underground Emergency Response competition in November.
Community: Sunrise Dam continues to support the Laverton community through its involvement with the Laverton Mining Liaison Committee and Shire Council. AngloGold Ashanti also has representation on the Laverton Leonora Cross Cultural Association (LLCCA) and contributes to the Mt Margaret Mission and Laverton School lunch programs. An Indigenous People’s Engagement strategy is being progressed by the company’s cross functional team with support from an external representative.
Environment: A mine closure plan is in place and progressive rehabilitation in line with this plan is being undertaken. Governance reporting for Energy Efficiency Opportunity, National Greenhouse and Energy Reporting, and National Pollutant Inventory is being maintained and is in compliance with government regulations.
No reportable environmental incidents took place in 2010.
Tropicana
Description: The Tropicana Gold Project (TGP) is part of a joint venture between AngloGold Ashanti (70 percent interest and manager) and Independence Group (30 percent). The project is located 330 kilometers east-northeast of the mining service centre, Kalgoorlie, in Western Australia and 200 kilometers east of AngloGold Ashanti’s Sunrise Dam Gold Mine. The area is remote and infrastructure is limited.
The boards of AngloGold Ashanti and Independence approved development of the TGP in November 2010.
Tropicana was discovered in 2005 in an area not previously thought to be prospective for gold, and represents the most significant gold discovery in Australia for more than a decade.
The Tropicana joint venture’s first mover advantage has enabled it to peg tenements over the bulk of what is now recognized as a major new gold province, whilst ownership of the first processing plant in the Tropicana Belt will put the joint venture in a strong strategic position to leverage value from future discoveries.
The approved project will utilize conventional open-cut mining methods to mine the Tropicana and Havana deposits and conventional carbon-in-leach processing technology to process the ore at a rate of 5.8 million tonnes per annum.
Besides the processing plant and mining area, project infrastructure will include 220 kilometers of new road, a water bore field, a sealed airstrip and an accommodation village.
Average annual gold production is anticipated to be 330,000 ounces to 350,000 ounces (100 percent project) over the life of the mine and 470,000 ounces to 490,000 ounces per annum (100 percent project) over the first three years, when higher grade ore will be processed.
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
Growth prospects: A feasibility study is under way to determine the viability of open-cut mining of the Boston Shaker deposit, immediately north of the proposed Tropicana pit, following encouraging results from scoping studies. A prefeasibility study on underground mining of the Havana Deeps mineralization beneath the proposed Havana pit will commence in 2011.
Sustainability
The processing plant has been designed to be energy and water efficient. The mine will utilize high pressure grinding rolls which use less energy than conventional ball or SAG milling. Leach and tailings thickeners will be used to recover and recycle process water, and grey water from the village will be recycled for use in the processing plant.
Community: The proposed project will provide employment in the local community and goods and services will be procured from local businesses wherever possible. Tropicana will also generate royalties and taxes for the state and federal governments.

Consultation with key community groups has been under way for several years. A full spectrum of stakeholder consultation commenced very early in 2008, well before the project was referred to the Western Australian Environmental Protection Agency later that year. The joint venture held several public meetings in Perth, Kalgoorlie and Menzies during the various phases of the approvals process to address community concerns on an ongoing basis. Regular meetings are also held through the joint venture’s Indigenous Reference Group to keep members of the Aboriginal community informed about the development of the project, including heritage matters and employment and contracting opportunities when they arise.
Environment: Significant environmental baseline surveys were conducted between 2006 and 2009 to understand key environmental and heritage values. This information was used to design a project that avoids all known populations of Declared Rare Flora and Archaeological Heritage Sites and minimizes impacts on priority and threatened flora and fauna habitats. The project was referred to the Western Australia Environmental Protection Authority and the Commonwealth government in the first half of 2008. The project underwent a public environmental impact assessment in the second half of 2009 and received state and Commonwealth approval towards the end of 2010.

THE AMERICAS
AngloGold Ashanti owns the Cripple Creek & Victor mine in the United States, the Cerro Vanguardia mine in Argentina, the AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) and Serra Grande operations, both in Brazil. The Americas represents an important growth region for AngloGold Ashanti.
Combined production from these operations increased by 3 percent to 842,000 ounces of gold in 2010. This was equivalent to 19 percent of group production. In all, 6,582 people including contractors, were employed, 698 more than in 2009. Total capital expenditure for the region was $309 million, an increase of 20 percent on the $257 million spent in 2009.
AngloGold Ashanti also conducts an extensive greenfield program across the Americas, most notably in Colombia, where it holds a significant land position and has made two greenfield discoveries — Gramalote and La Colosa. The company also has exploration activities, either conducted by its own teams or with joint venture partners, in Canada, Brazil and Argentina, among others.
AngloGold Ashanti’s Americas region fully endorses the company’s objective to eliminate workplace injuries, incidents and illnesses across its operations. As in the previous year, no fatal injuries occurred in 2010. Underpinning this performance has been a significant reduction in the total number of safety-related incidents, where an all injury frequency rate of 5.66 per million hours worked was achieved during the year. This represents a 21 percent reduction when compared with 2009 and a 43 percent improvement since 2008 (2009: 7.12 and 2008: 9.92).
UNITED STATES OF AMERICA
Cripple Creek & Victor Gold Mining Company (CC&V) is AngloGold Ashanti’s sole active operation in the United States.

Cripple Creek & Victor
Description: Located in the state of Colorado in the United States, CC&V’s Cresson Project is an open-pit operation which treats extracted ore through a heap-leach pad, and is one of the largest in the world. Production at this operation began in 1994. AngloGold Ashanti holds a 100 percent interest in CC&V.
In 2009, construction began on the mine life extension (MLE1) project. The project will provide four additional years of production capacity to the heap-leach pad. Production from the expanded heap-leach pad area is expected to begin in 2011 and proceed through to 2016 at current mine production rates.
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
Cripple Creek & Victor — Summary of metallurgical operations

Gold plants

Capacity (000 tonnes/month)
- crushed ore production	1,739
- total ore production	1,796
- solution processed	2,371

Operating and production data for Cripple Creek & Victor operations

	2010	2009	2008(3)

Pay limit (oz/t)	0.007	0.005	0.01
Pay limit (g/t)	0.23	0.17	0.34
Recovered grade (oz/t)	0.013	0.013	0.014
Recovered grade (g/t)	0.43	0.46	0.49
Gold production (000 oz)	233	218	258
Total cash costs ($/oz) (1)	500	371	310
Total production costs ($/oz) (1)	901	743	643
Capital expenditure ($ million)	73	87	27
Employees (2)	403	367	350
Outside contractors	243	195	71
All injury frequency rate	12.26	15.80	30.19

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(2)	Average for the year.

(3)	Remaining 33 percent shareholding acquired effective July 1, 2008.

Operating review: Production increased by 7 percent to 233,000 ounces from 218,000 ounces in 2009. A total of 20.7 million tonnes of ore was placed on the heap-leach pad, compared with 18.7 million tonnes in 2009.
The increase in production resulted from the greater availability of the pad area near the liner following the removal of a truck load-out bin to another location. This change shortened the percolation time of the gold-bearing solution from the ore placed in this small, newly-lined area. In addition, successful test programs were undertaken to improve leach conditions at depth via deep injection into the pad to remediate an issue identified during the 2008 pad drilling program. The injected solution improves alkalinity and cyanide availability at depth to allow favorable conditions for leaching residual gold into solution. The injection programs are to be expanded, given their early success. Given the size of the pad, recovery of residual gold is expected to continue for several years.
Total cash costs increased 35 percent to $500 per ounce, due primarily to the higher unit cost for the new ounces placed, rising commodity prices (diesel fuel in particular), and increased royalty costs, driven by higher gold prices.
Capital expenditure for the year amounted to $73 million (2009: $87 million), spent mainly on equipment and pad facilities for the implementation of the MLE1 project.
Growth prospects: In 2008, CC&V was granted permits from the State of Colorado and Teller County for a mine-life extension (MLE1) that includes the development of new sources of ore and an extension to the heap-leach facility. The permits extend the operation of the expanded valley leach facility and closure and reclamation activities. Development drilling continues to further define areas of interest. Engineering analysis and permitting requirements were evaluated as part of a study for a second mine-life extension (MLE2) completed in late 2010. This new project which will involve milling the higher-grade ores and heap-leaching the lower-grade ores in a new valley leach facility, could extend the mine life to 2025 and possibly beyond.
Sustainability
Safety: CC&V continued to report a strong safety performance. The all injury frequency rate for 2010 improved to 12.26 per million hours worked (2009: 15.80). There were no fatalities during the year.
CC&V has implemented various safety programs in recent years, including the Safety Transformation Program in 2009. In 2010, the mine developed and implemented its own Safety & Environmental Observation Program where all employees provide written observations on best practices, as well as on deficiencies at the operation. In addition to immediate responses to these deficiencies, the employees’ observations are reviewed and acted on by the management team at weekly meetings. The programs have been implemented to ensure continued improvement in the safety performance at CC&V. Project ONE was rolled out in 2009 and further positive results are expected over the two-year implementation process.
Community: CC&V and the Victor Lowell Thomas Museum finished a successful season of mine site tours. The museum managed reservations, safety training and advertising while CC&V provided tour guides and buses. Tour fees collected were donated to the museum. The 2010 tours were 96 percent full, doubling revenues and visitation for the museum. The greater number of visitors to the museum has increased Victor’s foot traffic, leading to increased sales for local businesses. This initiative by CC&V contributes to the town’s viability and sustainability.
Environment: CC&V continued to be recognized as a Gold Leader in the State of Colorado’s Environmental Leadership Program, the first mine in Colorado to attain that level of recognition. In addition, CC&V’s Environmental Management System was again recommended for continued certification under the ISO 14001 standard. In September 2010, the operation was recognized by the International Cyanide Management Institute (ICMI) to be recertified “In Full Compliance” on all nine principles of the International Cyanide Management Code (ICMC). No reportable environmental incidents took place in 2010.

SOUTH AMERICA
AngloGold Ashanti has three operations in South America — Cerro Vanguardia in Argentina and AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) and Serra Grande in Brazil.
AngloGold Ashanti has had an active exploration program in Colombia for some years, with the most favorable of the prospects being in the La Colosa district. The exploration programs in Argentina and Brazil were recently expanded.
ARGENTINA
CERRO VANGUARDIA
Description: AngloGold Ashanti has a 92.5 percent interest in Cerro Vanguardia with Fomicruz (the province of Santa Cruz) owning the remaining 7.5 percent. Located to the northwest of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits with high stripping ratios. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is mined as a by-product.
Ore is processed at the metallurgical plant which has a capacity of 3,000 tonnes per day and includes a cyanide recovery facility. Technology at the plant is based on a conventional leaching process in tanks and carbon-in-leach with a tailings dam incorporated in a closed circuit. The final recovery of gold and silver is achieved through a Merryl Crowe method with metallic zinc.

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
Gold and silver mineralization at Cerro Vanguardia occurs within a vertical range of about 150 meters to 200 meters in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing — one set strikes about N40W and generally dips 65 to 90 degrees to the east; while the other set strikes about N75W and the veins dip 60 degrees to 80 degrees to the south.
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
Operating and production data for Cerro Vanguardia

	2010	2009	2008

Pay limit (oz/t)	0.13	0.12	0.19
Pay limit (g/t)	4.36	4.17	6.39
Recovered grade (oz/t)	0.178	0.190	0.159
Recovered grade (g/t)	6.11	6.51	5.44
Gold production (000 oz) 100 percent	209	208	166
Gold production (000 oz) 92.50 percent	194	192	154
Silver production (000 oz) 100 percent	2.8	2.2	1.7
Silver production (000 oz) 92.50 percent	2.6	2.0	1.6
Total cash costs ($/oz)(1)	366	359	617
Total production costs ($/oz)(1)	521	495	747
Capital expenditure ($ million) 100 percent	41	18	16
Capital expenditure ($ million) 92.50 percent	38	17	15
Employees (2)	883	753	756
Outside contractors (2)	359	316	316
All injury frequency rate	8.08	9.34	9.72

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(2)	Average for the year.
Operating review: Attributable gold production of 194,000 ounces was marginally up on the previous year. The mine’s production strategy focused on ensuring 100 percent supply of plant feed.
Cerro Vanguardia was the group’s lowest cost producer in 2010. Cash costs of $366 per ounce were 2 percent higher than the $359 per ounce in 2009, chiefly reflecting increased labor costs and the impact of local inflationary pressures. Higher spot prices and increased royalties also contributed to the higher costs but were partially offset by higher silver credits. The stockpile movement was favorable as a consequence of higher ore tonnes mined compared with last year.
Capital expenditure totaled $41 million (attributable $38 million) (2009: $18 million or $17 million attributable). Capital expenditure focused primarily on underground development, heap leach construction and exploration activities, all of which will have a beneficial impact on Cerro Vanguardia’s life and improve its production profile.

Growth projects: The underground mine project was launched in July. Underground development excavation reached 3,800 meters at the end of 2010. Three mine portals were opened in Mangas Norte, Osvaldo CB4 and Osvaldo CB9.
The implementation of the heap leach project will enable Cerro Vanguardia’s annual gold production to increase by 20,000 ounces, maintaining total production at around 200,000 ounces by enabling the processing of low-grade material. Cerro Vanguardia’s marginal-grade ores, below the cut-off grade of the current plant process, range from 0.35g/t to 1.5g/t. Project implementation will start in mid 2011.
The 2011 exploration program is based on 31,000 meters of diamond drillholes and 17,000 meters of reverse circulation holes. The program aims to expand the mine’s Mineral Resource at depth and to the north and west of the concession.
Sustainability
Safety: Cerro Vanguardia’s safety performance improved during the year under review. For the eighth consecutive year no fatalities were recorded, while the all injury frequency rate improved to 8.08 per million hours worked (2009: 9.34), the best performance ever for the mine.
The Safety Transformation Program is to be implemented during the first quarter of 2011.
Cerro Vanguardia’s brigade members received theoretical and practical training on underground mining rescue procedures at a training course in Copiapo, Chile.
Community: The Development Agency is one of the major programs the mine shares with the local community of Puerto San Julian. This year it was agreed that the funds to sponsor these activities will be revised in line with the mine’s profitability. The application of these funds will be agreed between the Development Agency representatives, the mayor and a representative from the mine.
Environment: All of Cerro Vanguardia’s environmental initiatives and ISO 14001 certification were maintained. One reportable environmental incident took place during 2010. An excavator ruptured a buried tailings pipeline, spilling 10m3 of tailings containing cyanide solution. The spillage was cleaned up and measures implemented to prevent a recurrence.
Cerro Vanguardia will apply for Cyanide Code certification during the first half of 2011.
BRAZIL
The two AngloGold Ashanti assets in Brazil are AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) and Serra Grande.
AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração)
Description: Reorganization of the corporate structure was completed during the first half of the year, combining the Cuiabá/Lamego/Queiroz and the Córrego do Sítio and São Bento operations to capture operating and financial synergies. The new company is called AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração).
The wholly owned AGA Mineração mining complex is located in southeastern Brazil, in the state of Minas Gerais, close to the city of Belo Horizonte, with operations in the municipalities of Nova Lima, Sabará and Santa Bárbara.
Ore is sourced from the Cuiabá and Lamego underground mines and processed at the Cuiabá and Queiroz plants, while the Córrego do Sítio open pit mine has a heap-leaching facility.
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
Brazil — Summary of metallurgical operations

	AngloGold Ashanti Mineração
	Cuiabá	Raposos	Serra Grande
Gold plants Capacity (000 tonnes/month)	135	26	66
Operating and production data for AGA Mineração

	2010	2009	2008

Pay limit (oz/t)	0.13	0.08	0.15
Pay limit (g/t)	4.40	2.69	5.16
Recovered grade (oz/t) (1)	0.210	0.205	0.222
Recovered grade (g/t) (1)	7.21	7.02	7.62
Gold production (000 oz)	338	329	320
Total cash costs ($/oz) (2)	444	347	322
Total production costs ($/oz) (2)	683	492	450
Capital expenditure ($ million)	142	84	69
Employees (3)	2,486	2,249	1,954
Outside contractors (3)	940	715	1,033
All injury frequency rate	2.62	4.19	5.79

(1)	Recovered grade represents underground operations.

(2)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A. Operating results — Total cash costs and total production costs”.

(3)	Average for the year.
Operating review: Gold production increased by 3 percent to 338,000 ounces from 329,000 ounces in 2009, due mainly to the implementation of the Lamego project. Total cash costs increased by 28 percent to $444 per ounce, driven largely by higher maintenance costs. These effects were partially offset, however, by higher revenue from the sale of sulfuric acid, a by-product of the Cuiabá mining operation.
Capital expenditure was $142 million (2009: $84 million).
As part of the conceptual study for the Cuiabá Future Project, which is investigating ways of sustaining performance in the longer term, actions were taken to enhance production from underground ore and waste transport logistics and to investigate alternative mining methods. A study was conducted in support of this initiative to define the best technical approaches regarding transport logistics (large truck capacity, conveyor and new shaft) that will be detailed throughout 2011, in parallel with the conceptual mining methods study.
The management maintenance program continued its focus on the optimization of costs and also on improving fleet availability. Efforts have been made since January 2010 to improve the maintenance management process for heavy mobile equipment at Cuiabá. In addition to the implementation of Project ONE, an integrated maintenance management system is ongoing and all efforts are organized into two strategies: short-term results focused on costs and equipment availability and medium- to long-term results focused on SIGM Pyramid (maintenance management process). These initiatives resulted in a 7 percent improvement in the performance of sponsored heavy mobile equipment during the year.

Further productivity improvements are expected from Project ONE. Previous implementation experiences show that the successful stabilization of the work management portion can help operations to improve key parameters from the historical average to the 75th percentile of production rate.
Growth projects: An exploration program is currently under way on the former São Bento property, acquired in December 2008 from Eldorado Gold. The property adjoins AngloGold Ashanti’s existing Córrego do Sítio mine which, together with São Bento, has been renamed Córrego do Sítio Mineração. Phase 1 of the Córrego do Sítio project, approved by the board in May 2010 with estimated capital expenditure of $195 million, covers the Laranjeiras, Carvoaria Velha and Cachorro Bravo orebodies with trial mining at the latter already completed. The capital project is proceeding according to schedule. The initial focus of the project team is on the refurbishment of the São Bento plant, the ramp-up in mine production and construction of infrastructure, including the new road to transport ore and waste. Annual production from Phase 1 is planned to start in 2011, following a mine and plant ramp up and will continue at an average of 140,000 ounces a year for the initial 11-year life of mine. The second phase of this project has the potential to increase production through the addition of Mineral Resources and the expansion of the plant. The scope and size of the expansion will depend on the results of exploration drilling currently under way.
The Lamego project, approved in September 2009, is currently being implemented. Production from the mine rose from 18,000 ounces in 2009 to 35,000 ounces in 2010, with full production of 47,000 ounces scheduled for 2011. Lamego is expected to produce approximately 469,000 ounces of gold over nine years from 3.2 million tonnes of milled ore.
A feasibility study on the Nova Lima Sul Project, which involves the restart of the mothballed Raposos mine, is being prepared for submission to the board in mid 2011. If approved, the implementation will start late in 2011, with refurbishment of the underground infrastructure and construction of a new ventilation system. Mine development will take place in 2012 and 2013 with production scheduled to begin in 2014.
Sustainability
Safety: A vastly improved safety performance during 2010 resulted in an all injury frequency rate of 2.62 per million hours worked for the year (2009: 4.19). There were no fatalities.
After taking into account the results of a survey conducted during December 2009 to assess attitudes toward safety, an integrated strategic safety program was designed to address deficiencies, drive further improvements and reinforce awareness of the importance of working safely. The plan is based on optimizing technology to reduce workers’ exposure to risks in the production process and on introducing controls that account for human fallibility in overall safety performance.
Cuiabá completed construction of the refrigeration plant on surface with zero lost-time injuries.
AngloGold Ashanti accepted an invitation to participate in the Brazilian Mining Association’s Safety and Health Strategic Group, which aims to promote institutional actions to ensure improved competitive conditions for Brazilian mining companies.
Community: AngloGold Ashanti is the first mining company in Brazil to receive Social Responsibility (NBR 16001) certification according to the Brazilian Association of Technical Standards (ABTN). ABTN is a private non-profit organization and a founding member of the International Organization for Standardization, the Pan-American Standards Commission and the Asociación Mercosur de Normalización.
A Portuguese-language website was developed and launched in 2010 to aid AngloGold Ashanti’s communication efforts with its Brazilian stakeholders.
The company signed contracts with 25 beneficiary institutions on the First Public Call for Projects Subscription. According to the project timetable, AngloGold Ashanti provided the funds in parallel with meetings and visits to follow up on project implementation. These projects are focused on education, job and income generation and health, and have been run in communities surrounding the group’s operations. This is a voluntary company initiative focused on local development.

Preparations for the local sustainability report in May included a poll of stakeholder expectations. A multi-stakeholder forum included 42 participants from a variety of sectors (e.g. communities, NGOs, clients, suppliers, employees, academies, etc.) and was well received. Participants were invited to provide a critique of AngloGold Ashanti’s Social Responsibility Policy in practice. Responses included an acknowledgement that while the intentions of the policy appear favorable, it requires clarification in certain activities with regard to its local priorities, specifically: health, education, entrepreneurship and socio-economic empowerment, as well as the long-term sustainability of communities. It was also recommended that the company detail its efforts around mitigation and compensation strategies for certain key issues, including greenhouse gas emissions, mine tailings, water usage, closure, economic diversification and community empowerment. Respondents further suggested the company explicitly highlight past, present and future impacts and continue to improve and update its understanding of local social and cultural issues.
Environment: ISO 14001 environment certification was maintained during the year.
Córrego do Sítio II, the former São Bento mine, has a forest reserve which may have to be relocated in order to receive permission from the authorities to conduct exploration work on surface. A request has been submitted to the authorities and is under review.
New regulations have increased the management and cost in respect of the mine closure plan, land impacted by mining, disturbed land, taxes for water consumption, environmental compensation for the new project and especially for the impact of land clearance.
The necessary permits for the underground mine expansion at Córrego do Sítio and the license for the raising of the wall of the Cuiabá dam were granted by the Environmental Agency.
It was announced in November 2010 that AngloGold Ashanti would receive an environmental award from the Minas Gerais state government at a ceremony in February 2011. This award reflects the alignment of the company’s environmental goals and initiatives with those of the government.
No reportable environmental incidents occurred in 2010.
Serra Grande (attributable 50 percent)
Description: Serra Grande is located in central Brazil, in the state of Goiás, 5 kilometers from the city of Crixás. AngloGold Ashanti and Kinross Gold Corporation are equal partners in this operation. In terms of the shareholders’ agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande.
Serra Grande currently comprises three mechanized underground mines, Mina III, Mina Nova — which includes the Pequizão orebody and Palmeiras — and an open pit above Mina III.
The Palmeiras mine, where development began in May 2008, started production in 2009 from the primary development works. Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, was expanded from about 0.8 million tonnes to 1.15 million tonnes. This expansion was completed in February 2009.
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
Operating and production data for Serra Grande

	2010	2009	2008

Pay limit (oz/t)	0.09	0.11	0.11
Pay limit (g/t)	3.20	3.92	3.91
Recovered grade (oz/t)	0.118	0.132	0.200
Recovered grade (g/t)	4.05	4.52	6.85
Gold production (000 oz) 100 percent	155	154	174
Gold production (000 oz) 50 percent	77	77	87
Total cash costs ($/oz)(1)	481	429	299
Total production costs ($/oz) (1)	688	571	402
Capital expenditure ($ million) 100 percent	52	67	41
Capital expenditure ($ million) 50 percent	26	33	20
Employees(2)	965	864	725
Outside contractors (2)	303	425	383
All injury frequency rate (per million hours worked)	7.22	8.99	13.34

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results — Total cash costs and total production costs”.

(2)	Average for the year.
Operating review: Attributable production of 77,000 ounces was unchanged from the previous year.
Total cash costs increased 12 percent to $481 per ounce, due mainly to local currency appreciation and inflationary pressure.
In May, Serra Grande underwent re-evaluation of its mine plan and the production program was revised. The tonnages mined remained unchanged, while plant throughput exceeded the 30,000 tonnes initially planned. The feed grade was 13 percent lower than expected for the year. Despite these challenges, the total cash cost for the year was only 2 percent higher than forecast.
Attributable capital expenditure amounted to $26 million (2009: $33 million attributable).
Growth prospects: A total of 32,447 meters was drilled in the 2010 exploration program, which focused on Pequizão, Palmeiras and Cajueiros targets at a cost of more than $5 million. The exploration team has reviewed both geological mapping and the database, including agreements with joint venture partners, in order to assist in new target generation.

The Pequizão orebody has shown potential for increased Mineral Resource both down plunge and along strike. The infill drilling campaign confirmed previous results and the deepest hole showed a high-grade intersection 850 meters deep, keeping the down plunge potential totally open. At the Cajueiro target, drilling was undertaken to understand mineralized structure controls. Preliminary results have confirmed the low-grade potential. During the third quarter of 2010, the Magnetoteluric geophysical method was tested at Mina III, aiming to define the structure III geometry below level 1,000. The preliminary results are being evaluated by specialists.
In 2011, a fast-track exploration program is planned to define and evaluate the complete potential of mine targets at Pequizão, Palmeiras, Orebody IV and Mina Nova and also to generate new targets in the northwest structure and joint venture partner areas. More than 70,000 meters of drilling is planned in this program, including underground and surface drilling as well as geochemical and geophysical surveys to support target generation.
Sustainability
Safety: Safety performance at Serra Grande improved in 2010 with an all injury frequency rate of 7.22 per million hours worked (2009: 8.99) recorded for the year. There were no fatalities recorded for the second consecutive year.
Continuous investments were made during the year in the development of a safety culture across the workforce. All leadership at site underwent seven modules of training with specialist consultants about the nature of human behavior, how to enhance safety awareness in the workplace and a one-on-one safety approach to work on a daily basis.
Significant investments in technology for safety were made in 2010 and a second scaler to remove rock from the roof and galleries was acquired.
There was increased use of sub-level mining methods during the year in order to minimize the exposure of people at the stope face. Serra Grande currently uses four remote-controlled loaders and Simbas for longer drilling. The ventilation system at the mine was upgraded using raise borer drilling.
Radio communication was installed in mobile equipment and a dispatch system implemented in all Serra Grande’s mines.
Community: Continuous support was given to local social institutions that assist people, especially children and those with special needs. Support was also given to cultural and religious celebrations and to the restoration of historical buildings to protect the city’s heritage, including an old house dating from the 1700s when the first miners arrived in the area. Donations were made to: the Association of Parents and Friends of Disabled Children; an amateur acting school for youngsters; free soccer lessons for 102 children; and the support of a day care centre that caters for 165 children every day.
Environment: Reviews were undertaken of all safety, health and environmental-related measurements such as water, air, dust, noise and vibration after blasting to ensure compliance with international standards.
Improvements in water usage controls across all industrial processes were developed and locations for all meters were identified with several having been installed by year-end. This will allow improved control of water usage. About 80 percent of all water used in the production process is currently recycled.
No reportable environmental incidents occurred in 2010.

GLOBAL EXPLORATION
Greenfield exploration
An expansive greenfield exploration program was undertaken during 2010 in Australia, China, North and South America, the Middle East and North Africa (MENA), Sub-Saharan Africa and South East Asia. A total of 276,346 meters of diamond, reverse circulation, and aircore drilling was completed in testing existing priority targets and in the delineation of new targets in Australia, Colombia, the Solomon Islands, Gabon, Guinea, Egypt, the Democratic Republic of the Congo (DRC) and Canada. This compares to 183,481 meters drilled the previous year.
Greenfield activities were undertaken through joint ventures, strategic alliances and on wholly owned ground holdings. The principal objective of the greenfield exploration team is value creation through the discovery of new long-life, low-cost mines that maximize shareholder value. Discoveries and ground positions that do not meet certain investment criteria are joint-ventured or divested to maximize AngloGold Ashanti’s return on its exploration investment.

Strategic context
AngloGold Ashanti’s greenfield exploration strategy maintains a balanced portfolio and a pipeline of projects at various stages of exploration. Importantly, this requires diversification across new frontiers, emerging regions and known terranes. The range of ownership and partnership structures employed by AngloGold Ashanti helps to achieve the desired variety of targets envisaged in this strategy. Important components for new discoveries and effective resource targeting include securing new search spaces and strategic land holdings while maintaining a balanced portfolio.
AngloGold Ashanti’s global exploration portfolio includes strategic world-class holdings in Colombia and Australia, where the company has progressed frontier exploration from broad geological concepts to major discoveries of the La Colosa and Tropicana-Havana deposits, two of the worlds’ largest virgin gold finds of recent times. In addition, the dominant strategic land holdings of some 44,838km2 in Australia and 15,815km2 in Colombia have the potential to yield further significant new discoveries.
In the Middle East and North Africa, AngloGold Ashanti and its strategic alliance partner, Thani Investments, have made significant progress in building a regional tenement portfolio in Egypt and Eritrea. The Thani Ashanti Alliance Company is also conducting project generation in Saudi Arabia and has entered into an exploration joint venture with Stratex International in Ethiopia and Djibouti. Once again, AngloGold Ashanti has been ahead of the curve in anticipating the importance of these regions, allowing it to gain early mover advantage ahead of several of its peers.
In Sub-Saharan Africa, the focus is on new opportunities in Gabon and Tanzania, in addition to the Kilo project in the DRC and regional exploration around Siguiri in Guinea.
Work undertaken in 2008 and 2009 to rebuild a balanced exploration portfolio is starting to produce the desired results. In 2009, drilling activities were restricted to three countries as a result of changes in legislation and evolving risk profiles in the remaining countries. In 2010, however, a total of 276,346 meters was drilled in nine countries, including, Argentina, Colombia, Canada, DRC, Guinea, Gabon, Australia, Solomon Islands and Egypt, as the company began to leverage its exploration land holdings to greater effect.
Achievements
Significant achievements for 2010 included the successful completion of the scoping study of the Boston Shaker and Havana Deeps extensions to the Tropicana-Havana trend in Australia and resumption of drilling at the La Colosa project in Colombia to delineate additional gold ounces.
Considerable progress was also made in advancing AngloGold Ashanti’s greenfield exploration portfolio elsewhere in 2010. Following the company’s entry into four new regions in 2009, 2010 saw rapid progress in the delineation of exploration targets, license applications and associated approvals and exploration activities including drilling, airborne and ground geophysics and diamond drilling. Encouraging drilling and trench results have been received from Gabon, Canada, Egypt and the Solomon Islands.
Expansion
During the course of 2010, AngloGold Ashanti entered into a number of new joint ventures and strategic alliances in Brazil, Australia and the Middle East and North Africa, while downsizing in China and exiting Russia altogether. These new ventures include the Falcão joint venture in Brazil with Horizonte Minerals; the Stratex joint venture in Ethiopia/Djibouti with Stratex International; the Lusahunga joint venture in Tanzania with Oryx Mining; the Gawler joint venture in Australia with Stellar Resources; and the New Georgia and Vangunu joint ventures with XDM Resources in the Solomon Islands. AngloGold Ashanti has also applied for wholly-owned tenure in Canada known as the Melville Project and in Australia at the Cornelia Range Project. In Eritrea, two tenements known as Kerkasha and Akordat North were granted and are included in the Thani Ashanti Alliance.
Impediments
A number of targets for greenfield exploration were missed in 2010, especially those relating to resource drilling and prefeasibility studies at La Colosa and Gramalote in Colombia and at Central Mongbwalu in the DRC. The total number of meters drilled in Colombia was significantly lower than expected due to delays in the approval of the necessary environmental (water use) and access permits. Contractual and legal issues delayed the start of regional exploration drilling on the Kilo joint venture in the DRC until the fourth quarter of 2010.

2010 initiatives
Initiatives to enhance the success of the greenfield exploration team included a rigorous assessment of the existing exploration portfolio. The work focused on establishing the appropriate split between frontier, emerging and known geological terranes. As a consequence the team is well positioned to increase drilling on both existing and new projects that were at or near drill-ready stage in 2010.
To further improve decision-making processes in project and portfolio management, a global portfolio management process is being implemented to encompass both technical and commercial gating elements.
COLOMBIA
Exploration in Colombia focused upon quantifying the potential of the identified La Colosa and Gramalote gold projects by dedicated multidisciplinary brownfield project feasibility study teams, and advancing exploration for further world-class Greenfield discoveries of Miocene aged gold-rich porphyry systems in the wider La Colosa region, Quebradona, Rio Dulce, Chaparral, Salvajina and the La Llanada mineral fields.
The synthesis of proprietary airborne and ground geophysical and geochemical data sets built up over the last decade of AngloGold Ashanti’s involvement in Colombia has facilitated consolidation of a world-class tenement portfolio with a robust project pipeline.
Systematic regional greenfield exploration was undertaken by AngloGold Ashanti and its joint venture partners B2Gold, Glencore International and Mineros S.A. in Colombia. AngloGold Ashanti has consolidated the tenement position from roughly 100,000km2 in 2009, to 15,815km2 at the end of 2010 through a variety of structures including joint ventures and the relinquishment of non-prospective areas.
At the wholly owned La Colosa project, brownfield exploration led drilling and prefeasibility development resumed during the third quarter. AngloGold Ashanti secured regional opportunities surrounding La Colosa and exploration of the greater La Colosa area is continuing with the objective of discovering and quantifying similar gold-rich porphyry mineralization styles.
At Gramalote (51 percent AngloGold Ashanti, 49 percent B2Gold), the joint venture partners renegotiated their agreement, resulting in AngloGold Ashanti assuming management of the project via a designated brownfield-exploration-led project feasibility study team. Feasibility drilling began during the last quarter of 2010, after a hiatus of more than 12 months.
In all, a number of targets were generated by systematic exploration of an area covering 15,815km2 of mineral tenement contracts and applications in 2010. Two targets were drilled and four remain to be drill tested in Colombia. AngloGold Ashanti will continue to push its first-mover advantage and dominant land position, particularly as major competitors realize the potential of Colombia, which has not seen a major gold mine development for decades.
CANADA
AngloGold Ashanti continued greenfield exploration in several areas of Canada in 2010, both on its own at the Melville Project and in joint venture with Laurentian Goldfields and Commander Resources.
Superior joint venture (Laurentian Goldfields) — the Laurentian Goldfields Superior Province alliance is active in several areas of eastern Canada. Some 669km2 of tenements considered prospective for gold mineralization have been pegged in the Goldpines South joint venture.
Baffin Island joint venture (Commander Resources) — AngloGold Ashanti is earning into a joint venture on Commander’s Baffin Island properties. Field work completed during 2010 included 5,500 meters of diamond drilling at the Kanosak and Malrok prospects. The gold occurrences on Baffin Island are hosted by a package of gently dipping rocks in a fold and thrust belt.

The gold event appears to be relatively late and is associated with arsenopyrite. Significant drill results from the Malrok prospect include 3.24 meters @ 7.65g/t Au and 0.50 meters @ 14.4g/t Au. High-grade intersections such as 0.51 meters @ 31.38g/t Au and 1.45 meters @ 7.48g/t Au were returned from the Kanosak prospect.
BRAZIL
AngloGold Ashanti completed the first year of greenfield exploration at the Santana joint venture with Horizonte Minerals and has signed a new joint venture agreement with the same partner over the advanced Falcão project, where infill soil sampling over the 6km x 2km, gold-in-soil anomaly was completed, along with detailed geological surface mapping. Ground gradient array induced polarisation and airborne magnetic-radiometric geophysical surveys were also conducted to assist with the definition of drill targets. Encouraging results were received for the Santana joint venture and work will continue in 2011.
DEMOCRATIC REPUBLIC OF THE CONGO
AngloGold Ashanti owns an 86.22 percent stake in Ashanti Goldfields Kilo (AGK), the joint venture company, while the remaining 13.78 percent is held by SOKIMO, the country’s state- owned gold company. Of the 7,443km2 previously held under exploitation licenses by SOKIMO, 5,447km2 has been transferred to AGK under the terms of the agreement, with 399km2 pending transfer. A feasibility study on the 1.90 million ounces Central Mongbwalu project is scheduled for completion in the first half of 2011.
Regional drilling programs recommenced during the fourth quarter of 2010 and a total of 139 meters in one diamond hole was completed at the Mont Tsi prospect. Soil and stream sediment sampling and reconnaissance mapping of the tenement is ongoing.
A total of 7,729 soil, 408 stream sediment, 1,600 trench and pit samples were collected for the year.
RUSSIA
During the year, AngloGold Ashanti developed a plan to monetize its assets and withdrew from greenfield exploration in Russia.
GABON
In Gabon, AngloGold Ashanti and its joint venture partners advanced exploration over 16,248km2 of tenements, using geological mapping, soil sampling, channel sampling and drilling. Some 1,223 meters of diamond drilling were completed at the LaMboumi prospect, with a best result returned of 3 meters @ 0.72g/t Au. Further work will be undertaken in 2011 to test a number of well defined gold in soil anomalies.
MIDDLE EAST AND NORTH AFRICA (MENA)
The Thani Ashanti strategic alliance with Thani Investments significantly increased its presence in the Arabian Nubian Shield and other parts of the Middle East and North Africa during 2010.
Active exploration in Egypt returned significant trench results (33 meters @ 4.37g/t Au) at the Hutite prospect of the Hodine concession, where drilling commenced in late 2010. Two licenses, were applied for and granted to the Thani Ashanti joint venture in Eritrea during 2010 and a further two applications were made late in the year. A new joint venture was formed in Ethiopia/Djibouti with Stratex International to explore for epithermal mineralization in the Afar Depression. Extensive project generation activities were also conducted in Saudi Arabia.

SOUTH EAST ASIA
In the Solomon Islands, AngloGold Ashanti signed two new joint venture agreements with XDM Resources — New Georgia and Vangunu — following the two joint ventures initiated the previous year. These new joint ventures cover an additional 1,171km2 in the New Georgia Belt, effectively consolidating the greenfield exploration potential of the entire island chain. The potential to host high-grade, gold-silver bearing low sulphidation epithermal veins and gold-copper porphyry systems has been demonstrated during 2010.
The Kele and Mase joint venture agreements, formed in 2009 and covering 738km2, have been the focus of exploration efforts. Exploration activities in 2010 included drilling (8,747 meters), trenching, field mapping, soil and rock chip sampling, spectral studies and airborne electromagnetic surveying. Best results from drilling at Kele include 15.5 meters @ 7.89g/t Au, 30.2 meters @ 2.74g/t Au and 6.2 meters @ 8.63g/t from argillic alteration zones. Best results from trenching include 25 meters @ 3.1g/t, 8 meters @ 3.5g/t and 13 meters @ 1.61g/t Au. Mase exploration is at an earlier stage, trench results from 2010 include 57 meters @ 0.51g/t Au, 83 meters @ 0.19g/t Au, 25 meters @ 0.47g/t Au and 37 meters @ 0.51g/t Au. Mineralization is associated with stock working and overlapping epithermal veining.
CHINA
AngloGold Ashanti’s exploration activity in China declined during 2010 and is now restricted to opportunity-based business development and exploration. AngloGold Ashanti retained its 70 percent interest in the Gansu Longxin Minerals co-operative joint venture over the Jinchanggou group of properties in the province of Gansu, located in western China.
AUSTRALIA
The Tropicana joint venture (AngloGold Ashanti 70 percent, Independence Group NL 30 percent) is systematically targeting a belt of tectonically reworked Archaean (c. 2640 Ma) rocks that form the eastern margin of the Yilgarn Craton, Western Australia. Some 3.7 million ounces (attributable) Tropicana gold discovery is a new mineral deposit style in this previously unrecognized and unexplored gold province. Exploration in the “Tropicana Belt” has primarily focused on reverse circulation (RC) and diamond drill testing of targets in support of the Tropicana Gold Project resource development, with regional exploration predominantly in early stages of work to advance about 50 key prospects to drill testing stages.
In 2010, the region’s exploration potential was further realized with the discovery of the Boston Shaker deposit, about 360 meters north of the Tropicana open pit, and underground resource extensions down plunge of the Havana deposit (Havana Deeps). Scoping level studies for Boston Shaker and Havana Deeps were completed in December 2010. The potential for further Mineral Resource growth is highlighted by a recent step-out exploration drill hole which intercepted mineralization 1.2 kilometers down plunge of the Havana open pit design at vertical depth of 1 kilometer.
During the year, a total of 2,889 aircore holes were drilled for 123,973 meters, 552 reverse circulation holes for 76,802.3 meters and 137 diamond holes for 41,094 meters. In addition, 3,194 surface auger samples were collected, 32,962 line kilometers of aeromagnetic and radiometric surveys flown, and 200 line kilometers of EM data were acquired.
The best results for the year came from diamond drilling intercepts at Boston Shaker, including 32 meters @ 3.7g/t Au from 181 meters and 18 meters @ 4.3g/t Au from 34 meters. The best results from Havana Deeps include 35 meters @ 5.0g/t Au from 514 meters and 16 meters @ 9.7g/t Au from 369 meters.
In regional exploration, significant aircore results were returned from a number of prospects. At Black Dragon, 30 kilometers north-east of Tropicana, results included 6 meters @ 1.66g/t Au from 12 meters and 4 meters @ 0.54g/t Au from 30 meters. At Springbok, 5 kilometers north of Tropicana, results included 12 meters @ 0.53g/t Au from 32 meters. At Iceberg, 30 kilometers south of Tropicana, results included 3 meters @ 0.61g/t Au from 53 meters, 2 meters @ 0.82g/t Au from 50 meters and 1 meter @ 1.45g/t Au from 66 meters in the same hole, and 1 meter @ 1.03g/t Au from 39 meters.

In addition to the 16,104km2 of the Tropicana joint venture, the company holds a 100 percent interest in the 12,949km2 Viking project to the southwest, including 9,313km2 of granted exploration licenses. Surface geochemical sampling continued at Viking throughout the year, resulting in the definition of a pipeline of geochemical targets for follow-up exploration. First pass aircore drilling began in the fourth quarter and with 11,437 meters of drilling having been completed, geochemical results are awaited. The two strongest gold-in-soil anomalies tested by aircore drilling are of similar dimensions and gold tenor as the original geochemical anomaly that delineated the Tropicana deposit.
AngloGold Ashanti completed five diamond drill holes, for 4,044 meters at the Saxby (815km2) joint venture with Falcon Minerals Limited in northwest Queensland. Results include 15 meters @ 9.09g/t Au from 701 meters. Further work is required to understand the significance and access the full potential of this system. Subsequent to year-end, AngloGold Ashanti withdrew from exploring in Saxby.
AngloGold Ashanti entered into two new projects in Australia in 2010. The first of these is the wholly-owned Cornelia Range project covering 13,780km2 of exploration license applications made over the eastern Capricorn Orogen and adjacent Paterson Orogen in central Western Australia. The project is 500 kilometers north of Sunrise Dam and 300 kilometers from each of the major gold mining centers of Telfer (Paterson Orogen), Jundee and Plutonic (Yilgarn Craton). The second project is the Gawler joint venture with Stellar Resources Limited (1,190km2) to explore for iron oxide-copper-gold (IOCG) deposits in the Gawler Craton of South Australia.
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
In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars and shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with parameters such as the cost structure; yield; mine call factor and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the Ore Reserve for that operation. In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the orebody using assumed values for gold price, operating costs and metallurgical recoveries. An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these assumptions. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the Ore Reserves. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as Proven or Probable constitute the Ore Reserve.
The gold price and exchange rate used for 2010 and 2009 Reserves are outlined in the following table.

	2010	2010	2009
	(3 year	(Business	(3 year
	average)	Plan)	average)	Units

Reserve Gold Price	1,015	850	840	US$/oz
Exchange Rate — South Africa	8.00	8.71	7.90	ZAR/US$
Reserve Gold Price (South African rand per ounce)	8,120	7,404	6,636	ZAR/oz

The Ore Reserves have been determined using the company’s business plan assumptions — a gold price of $850 per ounce and a South African rand exchange rate of 8.71 to the US dollar, which translates to a South African rand gold price of ZAR7,404 per ounce. At the time these economic assumptions were being formulated for issue to the business units, the three year average South African rand gold price was ZAR7,007 per ounce (as at March 31, 2010). The strong rally in the gold price during the latter part of 2010 pushed the three year average South African rand gold price to ZAR8,120 per ounce (as at December 31, 2010). Given the significant amount of time and effort that is taken to plan and optimize reserves and life of mine plans, the company published its reserves based on the business plan assumptions stated above.
As in prior years, the Ore Reserves determined from the planning process were then tested for economic viability at the three-year historical average gold price and currency exchange rates shown in the above table for determining SEC compliant Ore Reserves. This did not result in any changes. The resultant SEC compliant Proven and Probable Ore Reserves are shown in the following pages.
In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserves and Mineral Resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004) and the South African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC 2007). The SEC’s Industry Guide 7 does not recognize Mineral Resources. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resources in this annual report on Form 20-F.
When the 2009 Ore Reserve is restated to exclude the sale of Tau Lekoa (0.2 million ounces), the 2009 Ore Reserve is reduced from 68.3 million ounces to 68.1 million ounces. Using the restated figure, the AngloGold Ashanti Ore Reserve increased from 68.1 million ounces in 2009 to 71.2 million ounces in December 2010. A year-on-year increase of 8.7 million ounces occurred before the subtraction of 5.6 million ounces for depletion, resulting in an increase of 3.1 million ounces after the subtraction of depletion. A gold price of $850 per ounce (ZAR7,404 per ounce) was used for Ore Reserve estimates (2009: $840 per ounce, ZAR6,636 per ounce).
The principal changes in AngloGold Ashanti’s Ore Reserves as at December 31, 2010 compared with those published as at December 31, 2009 are as follows:

Ore Reserve		Million oz

Ore Reserves as at December 31, 2009		68.3

Sale of Tau Lekoa		0.2

Restated 2009 Ore Reserves		68.1

Reductions
Geita	Depletion and model changes	(0.9)
Obuasi	Depletions and refinements to Ore Reserve estimation	(0.7)
Siguiri	Remodeling in accordance with reconciliation and depletion	(0.7)
TauTona	Depletion and transfers to Mponeng, minor model changes	(0.7)
Other	Total of non-significant changes	(1.2)

Additions
CC&V	Addition from Mine Life Extension Project	1.4
Mponeng	Successful conversion drilling and minor transfers from TauTona and Savuka	1.2
Tropicana	Tropicana Project reserve incorporated	1.1
Sadiola	Additions from the Deep Sulfide project	0.8
Other	Total of non-significant changes	2.8

Ore Reserves as at December 31, 2010		71.2

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

BY-PRODUCTS
Several by-products are recovered as a result of the processing of gold Ore Reserves. These include 47.6 million pounds of uranium oxide from the South African operations, 0.49 million tons of sulfur from Brazil and 34.6 million ounces of silver from Argentina. Details of by-product Ore Reserves are given in the Mineral Resource and Ore Reserve Report 2010, which is available on the corporate website.
EXTERNAL AUDIT OF MINERAL RESOURCE AND ORE RESERVE STATEMENT
During the course of the year and as part of the rolling audit program, AngloGold Ashanti’s 2010 grade models at the following operations were submitted for external audit by a number of international consulting companies:
•	Geita

•	Obuasi

•	Siguiri

•	Sunrise Dam — Underground

•	Cripple Creek and Victor

•	Cerro Vanguardia

•	Serra Grande

•	AGA Mineração — Cuiabá
The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti’s grade models were evaluated. It is the company’s intention to continue this process so that each of its operations will be audited, on average, every three years.
COMPETENT PERSONS
The information in this report that relates to Ore Reserves is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of Exploration Results and Ore Reserves information in this report, in the form and context in which it appears.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources and Ore Reserves. A chain of responsibility exists from the Competent Persons at the operations to the company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc Hons (Geology), FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

Ore Reserves: Imperial	At December 31, 2010
	Proven Ore Reserves(1)			Probable Ore Reserves(1)(2)
			Gold			Gold	Metallurgical
	Tons(5)	Grade Content(1)		Tons(5)	Grade Content (1)		Recovery Factor
	(mill)	(oz/ton)	(mill oz)	(mill)	(oz/ton)	(mill oz)	percent

South Africa
Vaal River (6)
Great Noligwa	4.44	0.225	1.00	1.98	0.210	0.42	96.0
Kopanang	1.37	0.230	0.31	14.71	0.190	2.79	95.6
Moab Khotsong (2)	2.03	0.305	0.62	18.57	0.370	6.87	95.4-95.6	(4)
West Wits
Mponeng (2)	4.58	0.234	1.07	43.96	0.292	12.83	97.4-98.2	(4)
Savuka	0.09	0.147	0.01	3.60	0.181	0.65	97.0
TauTona (2)	0.75	0.226	0.17	7.01	0.269	1.89	97.2

Surface
Surface sources	—	—	—	121.79	0.014	1.74	40-88	(4)

Continental Africa
Democratic Republic of Congo
Kibali (45 percent) (3)	—	—	—	36.86	0.123	4.52	84.5; 91.3	(10)

Ghana
Iduapriem	32.21	0.039	1.26	27.23	0.045	1.24	95.0
Obuasi (2)	16.30	0.195	3.18	27.12	0.212	5.75	85.0

Guinea
Siguiri (85 percent) (3)	43.05	0.018	0.78	74.34	0.021	1.60	90-95	(4)

Mali
Morila (40 percent) (3)	2.59	0.049	0.13	2.95	0.033	0.10	89.0
Sadiola (41 percent) (3)	2.57	0.086	0.22	38.88	0.053	2.08	76-96	(4)
Yatela (40 percent) (3)	0.31	0.023	0.01	1.36	0.052	0.07	75-85	(4)

Namibia
Navachab	15.73	0.030	0.47	32.78	0.042	1.38	69.5 : 86.5	(9)

Tanzania
Geita	—	—	—	45.10	0.093	4.21	46-89	(4)

Australasia
Australia
Sunrise Dam(3)	7.93	0.050	0.40	7.38	0.133	0.98	85.5-86	(4)
Tropicana (70 percent)(3)	18.57	0.066	1.23	18.41	0.062	1.13	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	10.51	0.036	0.37	9.45	0.155	1.47	95.0

Brazil
AGA Mineraçáo(2)(8)	5.45	0.197	1.07	6.70	0.160	1.07	93.0
Serra Grande (50 percent)(3)	2.17	0.100	0.22	1.45	0.121	0.18	90.9-94.9	(4)

United States of America
Cripple Creek & Victor	162.25	0.024	3.84	86.81	0.022	1.89	43-95	(4)

Total	332.90	0.049	16.34	628.45	0.087	54.86

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.

(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor varies according to ore type.

(5)	Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.

(6)	The Vaal Reef Ore Reserves include 47.6 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(7)	The Ore Reserve contains 34.6 million ounces of silver to be recovered as a by-product.

(8)	The Ore Reserve contains 0.49 million tons of sulfur to be recovered as a by-product.

(9)	DMS plant and CIP plant, respectively.

(10)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2010 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

			Gold Content
Mine	Tons (millions)	Grade (ounces/ton)	(million ounces)

Mponeng	34.06	0.311	10.58

Moab Khotsong	11.47	0.366	4.19

Obuasi	2.99	0.381	1.14

AGA Mineração	3.54	0.172	0.61

Total	52.06	0.317	16.53

Rounding may result in computational differences.

Ore Reserves: Imperial	At December 31, 2009
	Proven Ore Reserves(1)			Probable Ore Reserves(1)(2)			Metallurgical
			Gold			Gold
	Tons(5)	Grade Content(1)		Tons(5)	Grade Content (1)		Recovery Factor
	(mill)	(oz/ton)	(mill oz)	(mill)	(oz/ton)	(mill oz)	percent

South Africa
Vaal River (6)
Great Noligwa	4.03	0.226	0.91	3.35	0.206	0.69	96.3
Kopanang	1.08	0.202	0.22	18.64	0.166	3.10	97.5
Moab Khotsong (2)	1.29	0.305	0.39	20.51	0.328	6.74	94.6-97.1	(4)
Tau Lekoa	0.66	0.116	0.08	0.76	0.116	0.09	97.4

West Wits
Mponeng (2)	2.45	0.241	0.59	39.46	0.307	12.12	98.0-98.5	(4)
Savuka	0.13	0.156	0.02	3.26	0.182	0.59	97.3
TauTona (2)	0.37	0.345	0.13	9.58	0.272	2.60	97.8

Surface
Surface sources	—	—	—	128.22	0.015	1.88	48 — 91	(4)

Continental Africa
Democratic Republic of Congo
Kibali (45 percent) (3)	—	—	—	31.65	0.131	4.14	84.5: 91.3	(9)

Ghana
Iduapriem	29.06	0.040	1.16	25.59	0.048	1.24	95.0
Obuasi (2)	15.35	0.208	3.19	30.97	0.208	6.46	35-83	(4)

Guinea
Siguiri (85 percent) (3)	33.98	0.019	0.63	96.84	0.025	2.44	88-93.5	(4)

Mali
Morila (40 percent) (3)	4.34	0.051	0.22	3.05	0.033	0.10	88.9-89	(4)
Sadiola (41 percent) (3)	4.52	0.072	0.33	17.86	0.063	1.13	80-100	(4)
Yatela (40 percent) (3)	1.33	0.033	0.04	—	—	—	84.8

Namibia
Navachab	10.86	0.027	0.29	35.72	0.037	1.33	88.0

Tanzania
Geita	—	—	—	52.21	0.097	5.07	46.2-89.3	(4)

Australasia
Australia
Sunrise Dam	9.16	0.057	0.52	10.24	0.118	1.21	85-85.5	(4)

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	11.86	0.040	0.48	10.63	0.132	1.40	95.0

Brazil
AGA Mineraçáo(8)	5.08	0.202	1.03	7.12	0.162	1.15	88 — 93	(4)
Serra Grande (50 percent)(3)	2.27	0.104	0.24	0.95	0.116	0.11	90.9-95.9	(4

United States of America
Cripple Creek & Victor	110.03	0.027	2.97	51.14	0.026	1.32	50 — 77	(4)

Total	247.87	0.054	13.44	597.73	0.092	54.92

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.

(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor varies according to ore type.

(5)	Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.

(6)	The Vaal Reef Ore Reserves include 37.29 million pounds of Uranium by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(7)	The Ore Reserve contains 34.9 million ounces of silver to be recovered as a by-product.

(8)	0.45 million tons of sulfur will be recovered from processing the Ore Reserve.

(9)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2009 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

			Gold Content
Mine	Tons (millions)	Grade (ounces/ton)	(million ounces)

TauTona	0.53	0.406	0.22

Mponeng	27.58	0.345	9.53

Moab Khotsong	13.05	0.302	3.94

Obuasi	3.64	0.383	1.40

AGA Mineração	4.62	0.163	0.76

Total	49.42	0.32	15.85

Rounding may result in computational differences.

Ore Reserves: Metric	At December 31, 2010
	Proven Ore Reserves(1)			Probable Ore Reserves(1)(2)
	Tonnes(6)	Grade	Gold	Tonnes	Grade	Gold	Metallurgical
			Content			Content	Recovery factor
	(mill)	(g/t)	(tonnes)	(mill)	(g/t)	(tonnes)	percent

South Africa
Vaal River(5)
Great Noligwa	4.03	7.71	31.06	1.80	7.20	12.95	96.0
Kopanang	1.24	7.87	9.76	13.35	6.51	86.84	95.6
Moab Khotsong(2)	1.84	10.46	19.26	16.84	12.69	213.71	95.4-95.6	(4)

West Wits
Mponeng(2)	4.15	8.01	33.27	39.88	10.01	399.19	97.4-98.2	(4)
Savuka	0.08	5.05	0.42	3.27	6.20	20.29	97.0
TauTona(2)	0.68	7.73	5.29	6.36	9.23	58.66	97.2

Surface
Surface sources	—	—	—	110.49	0.49	54.10	40-88	(4)

Continental Africa
Democratic Republic of Congo
Kibali (45 percent) (3)	—	—	—	33.44	4.21	4.52	84.5: 91.3	(10)

Ghana
Iduapriem	29.22	1.34	39.09	24.70	1.56	38.49	95.0
Obuasi(2)	14.79	6.68	98.76	24.60	7.27	178.79	85.0

Guinea
Siguiri (85 percent)(3)	39.05	0.62	24.38	67.44	0.74	49.71	90-95	(4)

Mali
Morila (40 percent)(3)	2.35	1.68	3.93	2.68	1.14	3.04	89.0
Sadiola (41 percent)(3)	2.33	2.95	6.88	35.27	1.83	64.59	76-96	(4)
Yatela (40 percent)(3)	0.28	0.79	0.22	1.24	1.78	2.20	75-85	(4)

Namibia
Navachab	14.27	1.02	14.49	29.74	1.45	42.99	69.5 : 86.5	(9)

Tanzania
Geita	—	—	—	40.92	3.20	131.06	46-89	(4)

Australasia
Australia
Sunrise Dam	7.20	1.71	12.30	6.69	4.56	30.53	85.5-86	(4)
Tropicana (70 percent)(3)	16.85	2.26	38.16	16.70	2.11	35.29	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	9.54	1.22	11.63	8.57	5.32	45.62	95.0

Brazil
AGA Mineraçáo(8)	4.94	6.74	33.34	6.08	5.50	33.41	93.0
Serra Grande (50 percent) (3)	1.96	3.42	6.72	1.32	4.15	5.47	92.9-94.9	(4)

United States of America
Cripple Creek & Victor	147.19	0.81	119.37	78.76	0.75	58.76	43-95	(4)

Total	302.00	1.68	508.32	570.12	2.99	1,706.39

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.

(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor varies according to ore type.

(5)	The Vaal Reef Ore Reserves include 21.6 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.

(7)	The Ore Reserve contains 1 078 tonnes of silver to be recovered as a by-product.

(8)	The Ore Reserve contains 0.44 million tonnes of sulfur to be recovered as a by-product.

(9)	DMS plant and CIP plant, respectively.

(10)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2010 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)

Mponeng	30.90	10.65	329.13

Moab Khotsong	10.40	12.54	130.46

Obuasi	2.71	13.08	35.49

AGA Mineração	3.21	5.91	19.01

Total	47.22	10.89	514.09

Rounding may result in computational differences.

	At December 31, 2009
	Proven Ore Reserves(1)			Probable Ore Reserves(1)(2)
			Gold			Gold	Metallurgical
	Tonnes(6)	Grade	Content	Tonnes	Grade	Content	Recovery factor
Ore Reserves: Metric	(mill)	(g/t)	(tonnes)	(mill)	(g/t)	(tonnes)	percent

South Africa
Vaal River(5)
Great Noligwa	3.66	7.75	28.33	3.04	7.07	21.46	96.3
Kopanang	0.98	6.94	6.80	16.91	5.71	96.50	97.5
Moab Khotsong(2)	1.17	10.44	12.20	18.61	11.26	209.56	94.6-97.1	(4)
Tau Lekoa	0.60	3.98	2.37	0.69	3.98	2.75	97.4

West Wits
Mponeng(2)	2.22	8.27	18.39	35.79	10.54	377.12	98.0-98.5	(4)
Savuka	0.12	5.36	0.65	2.95	6.24	18.42	97.3
TauTona(2)	0.34	11.83	4.00	8.69	9.32	80.98	97.8

Surface
Surface sources	—	—	—	116.31	0.50	58.59	48-91	(4)

Continental Africa
Democratic Republic of Congo
Kibali (45 percent) (3)	—	—	—	28.71	4.48	128.65	84.5: 91.3	(9)

Ghana
Iduapriem	26.36	1.37	36.04	23.22	1.66	38.52	95.0)
Obuasi(2)	13.93	7.13	99.30	28.10	7.15	200.79	35.0-83.0	(4)

Guinea
Siguiri (85 percent)(3)	30.83	0.64	19.59	87.85	0.86	75.99	88-93.5	(4)

Mali
Morila (40 percent)(3)	3.94	1.74	6.85	2.76	1.14	3.14	88.9-89	(4)
Sadiola (41 percent)(3)	4.10	2.47	10.14	16.20	2.17	35.18	80-100	(4)
Yatela (40 percent)(3)	1.20	1.14	1.37	—	—	—	84.0

Namibia
Navachab	9.85	0.93	9.12	32.40	1.28	41.42	88.0

Tanzania
Geita	—	—	—	47.36	3.33	157.57	46.2-89.3	(4)

Australasia
Australia
Sunrise Dam	8.31	1.94	16.16	9.29	4.05	37.59	85.0-85.5	(4)

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	10.76	1.37	14.78	9.64	4.53	43.66	95.0

Brazil
AGA Mineraçáo(8)	4.61	6.94	32.00	6.46	5.55	35.85	88-93	(4)
Serra Grande (50 percent) (3)	2.06	3.58	7.38	0.86	3.99	3.43	90.9-95.9	(4)

United States of America
Cripple Creek & Victor	99.82	0.93	92.29	46.40	0.89	41.17	50-77	(4)

Total	224.87	1.86	417.77	542.25	3.15	1,708.35

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.

(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor varies according to ore type.

(5)	The Vaal Reef Ore Reserves include 16.9 thousand tonnes of Uranium by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.

(7)	The Ore Reserve contains 1 175 tonnes of silver to be recovered as a by-product.

(8)	0.41 million tonnes of sulfur will be recovered from processing the Ore Reserve.

(9)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2009 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)

TauTona	0.48	13.93	6.70

Mponeng	25.02	11.84	296.30

Moab Khotsong	11.84	10.35	122.56

Obuasi	3.3	13.14	43.41

AGA Mineração	4.19	5.6	23.49

Total	44.83	10.99	492.46

Rounding may result in computational differences.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

	At December 31, 2010
			Gold content
Stockpiles	Tons (million)	Grade (ounces/ton)	(million ounces)

South Africa
Surface sources(2)	121.79	0.014	1.74

Continental Africa
Ghana
Iduapriem	4.29	0.030	0.13

Guinea
Siguiri (85 percent) (1)(3)	67.22	0.016	1.08

Mali
Morila (40 percent) (1)	5.53	0.040	0.22
Sadiola (41 percent) (1)	2.57	0.086	0.22
Yatela (40 percent) (1)	0.26	0.019	—

Namibia
Navachab	9.05	0.022	0.20

Tanzania
Geita	7.57	0.032	0.24

Australasia
Australia
Sunrise Dam	7.26	0.049	0.35

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	12.35	0.020	0.25

Brazil
Serra Grande (50 percent) (1)	0.03	0.083	—

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralized operations treating material on surface that was previously generated by several underground operations.

(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

	At December 31, 2009
			Gold content
Stockpiles	Tons (million)	Grade (ounces/ton)	(million ounces)

South Africa
Surface
Vaal River Surface — SA MET (2)	119.33	0.015	1.74
West Wits Surface — SA MET (2)	8.88	0.017	0.15

Continental Africa
Ghana
Iduapriem	3.05	0.032	0.10
Obuasi	5.62	0.058	0.33

Guinea
Siguiri (85 percent) (1)(3)	64.86	0.016	1.06

Mali
Morila (40 percent) (1)	7.40	0.043	0.32
Sadiola (41 percent) (1)	4.52	0.072	0.33
Yatela (40 percent) (1)	1.33	0.033	0.04

Namibia
Navachab	7.58	0.022	0.17

Tanzania
Geita	2.95	0.047	0.14

Australasia
Australia
Sunrise Dam	7.43	0.045	0.34

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	14.45	0.018	0.26

Brazil
Serra Grande (50 percent) (1)	0.05	0.093	0.01

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralized operations treating material on surface that was previously generated by several underground operations.

(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

	At December 31, 2010
			Gold content
Stockpiles	Tonnes (million)	Grade (grams/tonne)	(tonnes)

South Africa
Surface sources(2)	110.49	0.49	54.10

Continental Africa
Ghana
Iduapriem	3.89	1.05	4.06

Guinea
Siguiri (85 percent) (1)(3)	60.98	0.55	33.62

Mali
Morila (40 percent) (1)	5.02	1.39	6.97
Sadiola (41 percent)(1)	2.33	2.95	6.88
Yatela (40 percent) (1)	0.23	0.66	0.15

Namibia
Navachab	8.21	0.77	6.31

Tanzania
Geita	6.87	1.09	7.51

Australasia
Australia
Sunrise Dam	6.58	1.67	11.02

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	11.20	0.70	7.83

Brazil
Serra Grande (50 percent) (1)	0.03	2.83	0.08

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralized operations treating material on surface that was previously generated by several underground operations.

(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

	At December 31, 2009
			Gold content
Stockpiles	Tonnes (million)	Grade (grams/tonne)	(tonnes)

South Africa
Vaal River Surface — SA MET (2)	108.26	0.50	54.02
West Wits Surface — SA MET (2)	8.06	0.57	4.57

Continental Africa
Ghana
Iduapriem	2.77	1.08	2.99
Obuasi	5.10	2.01	10.23

Guinea
Siguiri (85 percent) (1)(3)	58.84	0.56	32.83

Mali
Morila (40 percent) (1)	6.71	1.49	9.99
Sadiola (41 percent)(1)	4.10	2.47	10.14
Yatela (40 percent) (1)	1.20	1.14	1.37

Namibia
Navachab	6.87	0.77	5.28

Tanzania
Geita	2.67	1.63	4.35

Australasia
Australia
Sunrise Dam	6.74	1.55	10.47

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	13.11	0.62	8.14

Brazil
Serra Grande (50 percent) (1)	0.04	3.2	0.14

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralized operations treating material on surface that was previously generated by several underground operations.

(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Drill hole spacing: Imperial
In determining the Proven and Probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

Drill Hole Spacings
	Proven Ore Reserves	Probable Ore Reserves
South Africa
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 grid thereafter	From a 131 x 131 foot spacing up to 3281 x 3281 foot spacing

Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers

Continental Africa
Ghana
Iduapriem	164 x 164 feet, 328 x 164 feet	246 x 164 feet, 328 x 246 feet
Obuasi — Surface	66 x 66 feet	98 x 98 feet
Obuasi — Underground	66 x 66 feet	197 x 197 feet

Guinea
Siguiri	16 x 33 feet	66 x 131 feet, 82 x 82 feet

Mali
Morila	33 x 33 feet	98 x 98 feet
Sadiola	66 x 66 feet, 82 x 82 feet	82 x 164 feet
Yatela	33 x 33 feet, 82 x 82 feet	115 x 148 feet

Namibia
Navachab	33 x 33 feet	82 x 164 feet

Tanzania
Geita	16 x 33 feet, 33 x 33 feet	131 x 131 feet

Australasia
Australia
Sunrise Dam	33 x 33 feet, 82 x 82 feet	66 x 66 feet, 131 x 131 feet, 164 x 164 feet

Americas
Argentina
Cerro Vanguardia	41 x 41 feet	131 x 131 feet

Brazil
AGA Mineraçáo	66 x 66 feet, 82 x 82 feet. Drilling pattern of 197 x 66 feet for Cuiabá Expansion Project.	66 x 66 feet, 164 x 164 feet.

Serra Grande	33 x 33 feet, 66 x 33 feet	33 x 66 feet, 66 x 164 feet
(50 percent)

United States of America
Cripple Creek & Victor	<98 x 98 feet	>98 x 98 feet

Drill hole spacing: Metric
In determining the Proven and Probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

Drill Hole Spacings
	Proven Ore Reserves	Probable Ore Reserves
South Africa
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 meter spacing on raise lines and on a 5 x 5 grid thereafter	From a 40 x 40 meter spacing up to 1000 x 1000 meter spacing

Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers

Continental Africa
Ghana
Iduapriem	50 x 50 meter, 100 x 50 meter	75 x 50 meter, 100 x 75 meter
Obuasi — Surface	20 x 20 meter	30 x 30 meter
Obuasi — Underground	20 x 20 meter	60 x 60 meter

Guinea
Siguiri	5 x 10 meter	20 x 40 meter, 25 x 25 meter

Mali
Morila	10 x 10 meter	30 x 30 meter
Sadiola	20 x 20 meter, 25 x 25 meter	25 x 50 meter
Yatela	10 x 10 meter, 25 x 25 meter	35 x 45 meter

Namibia
Navachab	10 x 10 meter	25 x 25 meter

Tanzania
Geita	5 x 10 meter, 10 x 10 meter	40 x 40 meter

Australasia
Australia
Sunrise Dam	10 x 10 meter, 25 x 25 meter	20 x 20 meter, 40 x 40 meter, 50 x 50 meter

Americas
Argentina
Cerro Vanguardia	12.5 x 12.5 meter	40 x 40 meter

Brazil
AGA Mineraçáo	20 x 20 meter, 25 x 25 meter. Drilling pattern of 60 x 20 for Cuiabá Expansion Project.	20 x 20 meter, 50 x 50 meter.

Serra Grande	10 x 10 meter, 20 x 10 meter	10 x 20 meter, 20 x 50 meter
(50 percent)

United States of America
Cripple Creek & Victor	<30 x 30 meter	>30 x 30 meter

DEVELOPMENT
Project ONE, AngloGold Ashanti’s all-encompassing change program, gained increased traction across the organization during 2010 as its teams moved aggressively to progress implementation. The model was rolled out at 15 sites during the year, adding to the eight that went live in 2009. Originally designed to facilitate delivery of the company’s five-year business objectives, which encompass an ambitious set of financial, operating and sustainability targets, Project ONE has secured tangible operating and cost efficiencies which together have helped unlock almost $500 million in operating cash flow improvements across the business, with potential to improve on that figure in coming years. The implementation of the model has also resulted in improvements in managerial effectiveness and accountability, both crucial to ensuring the improvements are sustained and enhanced. Project ONE is composed of two integrated initiatives — the System for People (SP) and the Business Process Framework (BPF) — which together promote standard business processes across every area of the company in order to ensure that the right people are in the right roles and are working to ensure stable processes that deliver consistently excellent results. The greatest advantage of Project ONE is that it engages employees as active participants in the design and the detail of their work, while leaders play a significant role in creating and sustaining a values-based culture that prioritizes safety, diversity, mutual respect for colleagues, the environment and communities in which AngloGold Ashanti operates. Ultimately, Project ONE demands strict accountability at every level of the organization as it strives towards achieving those five-year goals that were set in 2008 of: reducing accident rates by 70 percent; increasing overall productivity by 30 percent; cutting reportable environmental incidents by 60 percent; increasing production by 20 percent; achieving a 25 percent real reduction in costs; and earning a return of at least 15 percent on capital employed, through the commodity and investment cycle. The goals were reset in 2010.
The SP is a managerial effectiveness system focused on ensuring that those at each level in the organization are held directly accountable for their work responsibilities. This component of Project ONE was designed to create the most effective organizational design possible, in which a culture of mutual trust is fostered in order to facilitate the efficient execution of work. A core team has been established to enhance the design and development of the SP and to provide ongoing internal support during its continued implementation. This process will be led by Charles Carter, Executive Vice President — Business Strategy and Organizational Effectiveness.
The BPF is the second component of Project ONE. This is a scientifically rigorous system focused heavily on short- and long-term planning and execution of work. The BPF clearly defines business expectations and sets operational targets while also seeking continuous improvement once operational volatility has been eliminated. The BPF was launched in August 2008 under the direction of Tony O’Neill, Executive Vice President: Business and Technical Development and has seen a string of positive results across various mines, plants, shafts and corporate structures, where well-planned operating methodologies have reduced volatility and increased average productivity. While great progress was made in the implementation of BPF, the process is still in its formative stages and is expected to yield sustained productivity improvements in coming years as it is bedded down across the business.
The Mponeng plant in South Africa, at the outset one of AngloGold Ashanti’s most efficient operating units, was chosen as a pilot site for the project’s implementation to showcase its effectiveness. Throughput improvements of 15 percent achieved during 2009 demonstrated the potential that the process can unlock. Before the implementation of the BPF, ore from the Mponeng mine would regularly be trucked to neighboring plants for processing, as the mill struggled to cope with volumes from AngloGold Ashanti’s largest mine. Since implementation of BPF, however, the plant has improved productivity to the point that it now has spare capacity, leaving the challenge now squarely with the mining operation to improve tonnage to fill the gap. The early signs of the implementation of BPF at the more extensive and complex underground mines in South Africa toward the end of 2010 have been encouraging. At the Mponeng plant, meanwhile, the management team is applying additional Project ONE business process elements to further improve metallurgical performance. Emphasis on stabilized processes has also resulted in a 20 percent reduction in sodium cyanide consumption. Crucially, these improved processes and the lessons from their development can be rapidly extended throughout the company, a key benefit of the uniform operating model.
Improvements at Geita in Tanzania, are also emblematic of the potential that BPF can unlock. Implementation of the change model saw management’s focus shift to improved planning, scheduling and resourcing of maintenance work, in order to limit operational interruptions in the plant. This led to improved recoveries and a 30 percent increase in plant throughput. This performance has held since 2009, demonstrating the sustainability of the process. The BPF was also applied to the maintenance of the heavy mobile equipment fleet. Truck availability has soared following improvements to the service strategy and the establishment of a separate work crew to attend to unexpected breakdowns in order not to disrupt essential scheduled work. These improvements, coupled with improvements to utilization through more efficient scheduling of driver shifts and improved road conditions in the pit, contributed towards Geita’s truck fleet reducing from

48 trucks in 2009 to 34 at the end of 2010, while moving more tons. Further fleet reductions are planned in 2011. The implications for fleet replacement and overall capital efficiency are significant and demonstrate how BPF supports the overall objective of achieving returns on capital of more than 15 percent, throughout the cycle.
Geita’s Project ONE implementation teams have since been repatriated to their home regions in Australia, West Africa and Brazil, where similar improvements are becoming evident. Most encouraging is the application of the improved planning, scheduling and resourcing of work to AngloGold Ashanti’s mining operations. The first pilot mining site, Lamego in Brazil, reported significant improvements in jumbo drilling advances as well as drilling and blasting cycles as a direct consequence of enhanced planning and scheduling. A similar focus is being applied at Sunrise Dam in Australia, Iduapriem in Ghana and the deep-level underground mines in South Africa.
Integrating the SP and the BPF was a priority in 2010. The systems are hugely complementary in delivering rigorous approaches to planning, scheduling, resourcing and execution of work. The resultant creation of cooperative processes, employee engagement and teamwork is a primary Project ONE objective that furthers a range of other initiatives intrinsically linked to AngloGold Ashanti’s organizational values.
Safety Transformation, an initiative developed to underpin safety improvements, outlines AngloGold Ashanti’s strategy to create workplaces free of occupational injury and illness. Embedding specific safety elements and concepts which defines the new approach, into both components of Project ONE, will ensure sustainability of the overall safety effort. In the first quarter of 2011, specific safety training will commence, focused on Incident Management and supporting integrated Project ONE delivery.
‘We value diversity’ and ‘We treat each other with dignity and respect‘, are two specific values that guide AngloGold Ashanti’s efforts toward transformation or employment equity. Achieving these goals requires the transformation strategy be an integral part of Project ONE. A policy for the transformation and localization of labor was approved by the board of directors in November 2010 and will serve as a framework within which the regions will develop their own strategies. The policy is an expansion of AngloGold Ashanti’s previous approach to legal transformation requirements in South Africa which were focused on redressing past employment inequities by enhancing the representation of historically disadvantaged groups. With the full commitment from the board of directors and the executive team in October 2008, the policy was developed to include the elimination of local barriers to skills development and upward mobility, and to progressively recruit local talent into technical and managerial roles in host countries. The policy aims to take into account the legislative frameworks of these countries, as well as the company’s own values, in order to redress historical imbalances, promote gender equality and employment of local citizens at all levels, as well as the equitable employment of people with disabilities.
COMPETITION
As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. However, gold producers do compete against each other for acquisition of mining assets, exploration opportunities and human resources.
INTELLECTUAL PROPERTY
AngloGold Ashanti, as a group, is not dependent on intellectual property for the conduct of its business as a whole.
SUSTAINABLE DEVELOPMENT — A SUMMARY
Business sustainability
AngloGold Ashanti has reported on social investment and sustainability issues since 2002. In 2009, the reporting approach used by the company was reviewed, taking into account leading international practice, and, the company moved towards the production of a more focused report, which clearly identifies the issues that are important in making the business viable over the longer term.
Six focus areas were identified for sustainability reporting in 2010, and are summarized in the table below.

This table sets out the context for each issue. More detail on our performance can be found in the company’s sustainability report for 2010 — Sustainable Gold.

Key focus areas	Our context
Improving operational safety performance	Safety is our first value and the most important business consideration. We are committed to creating the safest possible environment for our employees and, over the longer term, to operating an injury-free business.

Managing health impacts that arise at our operations and in our communities	We do not accept ill health as a natural consequence of our business and believe that employees must be able to go home fit and well at the end of each working day. Our most material health risks relate to silicosis, noise-induced hearing loss, HIV/AIDS and malaria.

Operating with respect for human rights	Our concern for operating with respect for human rights stems from our aim to place people first in all aspects of the business. Human rights considerations cut across a range of disciplines at AngloGold Ashanti, including health, safety, security, community, environmental, human resources, legal and regulatory, governance and labor relations. Human rights considerations have been considered in developing policies in these areas, and we have focused in particular on embedding the Voluntary Principles on Security and Human Rights (VPSHR) into our security practices. We have not, however, had a company-wide human rights policy in place. This is an area of work which was initiated in 2010 and will be developed further in 2011, in alignment with progress that has been made in the UN in defining the responsibilities of business to respect human rights.

Relationships with the communities which host our operations	AngloGold Ashanti is developing a global sustainability strategy which aims to create value for all of its business and social partners. We operate in regions where communities are vulnerable. Transparency is therefore important in our interactions with governments and communities, and essential if they are to derive sustainable economic benefit from our operations.

A lifecycle approach — exploration and closure	We aim to leave host communities better off for our presence, which implies that, even at the exploration phase of a project, we need to take into account the fact that our mines will eventually close. Communities which have hosted our operations must be consulted on what we leave behind in terms of infrastructure and impacts.

Effective stewardship of the environment and of the natural resources that we use, primarily land, water and energy	Mining operations use increasingly scarce resources such as energy, water and land and can have substantial impacts on the environment, both positive and negative. Key concerns in this area relate to water, energy and greenhouse gas emissions, land, climate change, hazardous materials and air quality. In February 2010, operations at Iduapriem in Ghana were suspended for a period of two and a half months due to potentially adverse environmental impacts arising from the tailings storage facility at the operation. In conjunction with the Environmental Protection Agency of Ghana (EPA), an interim location for tailings storage was identified. Construction of a new storage facility to cater for life of mine tailings deposition is in progress and this new facility will become operational in the first half of 2011.
Our sustainability commitments
In the pages which follow, we set out our future commitments on each of these focus areas, as well as our performance against commitments made in our 2009 reporting cycle. The commitments listed below are based on the key focus areas currently identified. They will be reviewed in light of the strategy process that is underway.
Improving operational safety performance

Our 2009 commitments	Our progress in 2010
Achieving a further 20 percent reduction in the all injury frequency rate with the long-term objective of operating an accident-free business	We achieved a reduction of 11 percent in our all injury frequency rate in 2010. Although this is short of our target for the year, we are pleased to be able to report a 45 percent improvement in the all injury frequency rate since 2007, from 20.95 in 2007 to 11.50 in 2010. Due to the transformational nature of our safety interventions, our expectation was that improvements would be achieved through a series of step changes.

Begin implementation of the Safety Transformation project	Implementation of the Safety Transformation project has begun — the project was launched in May 2010. Significant work was undertaken on integrating the project into the operating framework of the business.

Our 2011 commitments
In 2011, we aim to achieve continued improvement in safety performance towards our 2015 business goal of an all injury frequency rate of less than 9 per million hours worked. Our target to reduce fatalities by 70 percent by 2012 (from a 2007 baseline) remains intact.
Work is under way to continue implementation of safety transformation within Project ONE in 2011 through:
•	completion of guidelines by mid-2011 to support roll out of the global safety standards;

•	implementation of a new model and process for accident investigation;

•	a review of organizational safety capabilities; and

•	development of operational safety plans to business unit teams.
Managing health issues

Our 2009 commitments	Our progress in 2010
Elimination of new cases of silicosis after December 2013 among employees in South Africa with no occupational exposure prior to 2008	We are working towards achievement of this industry milestone. Due to the latency period of the disease we are not yet able to provide a meaningful assessment of this group of employees. We have, however, met and exceeded industry milestones on silica dust exposure as one of the measures in place to combat this disease and have set lower internal benchmarks for exposure.

Intensify hearing conservation programs and continue to silence — to acceptable levels — all identified noise equipment in order to achieve the industry milestone of no deterioration in hearing greater than 10 percent among occupationally-exposed individuals at South African operations
We are working towards achievement of this industry milestone. It is still too early to provide a meaningful assessment of this group of employees due to the latent nature of this disability.

We have been in compliance with the 2013 industry noise targets since 2008 and have now set lower internal benchmarks.

Maintain a rate of 80 percent of South African employees attending voluntary counseling and testing for HIV (VCT) during 2010, excluding current wellness clinic attendees	74 percent of South African employees attended VCT during 2010. The uptake of VCT programs has been falling since 2008. Programs relating to the prevention of HIV/AIDS have been in place at AngloGold Ashanti since 2000 and numbers of employees presenting themselves for VCT are declining. Communications and awareness efforts continue, as does the provision of anti-retroviral therapy (ART) and wellness programs to affected employees.

Reduce by 50 percent the number of avoidable drop-outs from wellness programs in 2010	Over 4,000 employees attended wellness programs in 2010 and ART continues to be supplied to approximately 2,500 employees for whom this treatment is clinically indicated. We have not been able to measure the number of drop-outs from wellness programs accurately, due to the difficulty of establishing the cause of an employee discontinuing treatment.

Reduce occupational tuberculosis (TB) incidence to 3 percent of all South African employees by 2010	We have achieved this target. The incidence of TB among South African employees was reduced to 2.64 percent in 2010.

Successfully cure 85 percent of new TB cases in 2010	Over 90 percent of new cases were successfully cured in 2009. Data for 2010 is not yet available as treatment programs for TB last between six and eight months.
Our 2011 commitments
To progress our health strategy, we intend to undertake health risk assessments and health system audits at our operations in Continental Africa by the end of 2011 and complete health risk assessments and health system audits for the balance of our operations by the end of 2012.

We have set the following goals relating to wellness and occupational environment:
•	continue progress towards the industry milestone of no new cases of silicosis among previously unexposed employees in South Africa (2008 onwards) after December 2013;

•	meet the industry milestone of no deterioration in hearing greater than 10 percent among occupationally-exposed individuals at South African operations;

•	roll out integrated malaria programs, drawing on the model implemented at Obuasi in Ghana, at operations in Mali, Tanzania and Guinea; and

•	in South Africa, continue efforts to reduce occupational tuberculosis (TB) incidence to 2.25 percent of all South African employees by 2015 and successfully cure 85 percent of new cases (our long-term target is the reduction of TB incidence to 1.5 percent of all South African employees by 2029).
Human rights and business

Our 2009 commitments	Our progress in 2010
Zero violations of the Voluntary Principles on Security and Human Rights (VPSHR) in 2010	In 2010, two violations of the VPSHR were recorded, details are provided in the group-level Sustainability Report. We are continuing efforts to embed the VPSHR into our security management systems and practices in order to effect the continuous improvement necessary to reach our target of zero VPSHR violations.

We continue to encourage self reporting by security personnel of potential violations.

Develop a standard approach for all contracts with private and public security	A review of all contracts with private and public security is under way in order to achieve this target and is scheduled for completion by the end of 2011.
Our 2011 commitments
In 2011, we aim to develop a more effective approach to human rights issues by putting in place a company-wide policy, framework and procedures.
In the area of security and human rights, we continue to target zero incidents under the Voluntary Principles on Security Human Rights (VPSHR) and aim to reduce the number of allegations of VPSHR incidents that are made. To support achievement of this target, we will:
•	complete implementation of the global security framework by the end of 2011; and

•	review all contracts with private and public security services worldwide in order to standardize contract requirements by the end of 2011.
AngloGold Ashanti and communities

Our 2009 commitments	Our progress in 2010
Final approval of management standards and associated guidance material that govern how the company interacts with communities	Standards have been developed and are scheduled for approval by the executive committee of the company in 2011. Work to develop guidance material will follow shortly after approval.

Incorporate community aspects into each operation’s ISO 14001 management system by 2012	The ISO 14001 management system is in place at all operations and progress has been made towards incorporating community aspects. Further work is being done to support sites to meet the target date which is three years following approval of the management standards by the board.

Continue to embed the government relations function into decision-making processes, including through development of a management standard by 2011	In 2010 progress was made in incorporating the government relations function into broader AngloGold Ashanti decision-making processes. The need for a management standard will be reviewed.

Roll-out of a pilot government engagement strategy model in South African and in a minimum of two other jurisdictions in 2011	This pilot program remains work in progress in South Africa in 2011. Following its successful completion, we aim to extend the model to two other jurisdictions.

In South Africa, participate in the Mining Charter review	We participated actively in the Mining Charter review, including through the relevant industry structures. The reviewed Mining Charter was agreed and published.

Our 2011 commitments
In 2011, we aim to better define expectations for performance with regard to community and social performance. This will be done through community-focused management standards which are currently at the latest stages of finalization and review and are expected to be approved by the Executive Committee of the company in 2011.
Work to support and give effect to the standards will begin in 2011, after their approval, and will include the development of guidelines to aid in implementation of the standard and the allocation of appropriate resources.
To ensure an integrated approach to managing community and environmental aspects in line with the integration of the two functions, we aim to integrate community aspects into the ISO 14001 management system. Work towards this is already in progress; however, a specific work plan has been developed for 2011 to accelerate efforts such that sites will be ready to undergo certification audits by 2014.
Exploration and closure

Our 2009 commitments	Our progress in 2010
Work on findings of review conducted in 2009 to address any site-level deficiencies in closure plans and ensure alignment with company management standard by 2011	An internal multi-disciplinary committee continued to guide site-level closure planning to ensure alignment with the company standard by the end of 2011. A workshop was held in December 2010 to ensure alignment amongst environmental, social and accounting professionals within the company and to share best practices across the group.
Our 2011 commitments
In 2011 and 2012, assess compliance with the closure standard. Work to achieve compliance with the closure standard at all operations by the end of 2011 will continue. A corporate-led assurance and operations review will assess closure plans to ensure compliance and efficiency.
During 2011, the greenfield exploration business unit will be working to formalize and improve a process which will ensure that an appropriate level of community and environmental oversight is completed at each stage of exploration.
Environmental and natural resource stewardship

Our 2009 commitments	Our progress in 2010
Continue work to improve energy and water performance including through the development of site-level objectives	Comprehensive energy maps have been developed for South Africa and are being progressed for all other operations. A more complete range of water performance indicators is being developed for key aspects of water performance. Site water balances are being refined. A global approach for quantifying the energy and water benefits from business improvement projects is also being progressed.

Audit the global energy and water security position for all operations	High level energy and water security reviews have been completed at 15 of our 19 relevant operations and the balance will be completed in 2011. Strategic frameworks have been developed for energy and water management.

Continue to address key climate change opportunities and risks	Preliminary preparations to understand site-specific climate change risks in greater detail have commenced. A project to install heat pumps at high-density residences in South Africa is almost complete and is expected to earn carbon credits. We are continuing to assess other opportunities for generating carbon credits, especially in the South Africa region where our energy consumption is 40 percent of the group total.

Final approval or development of management standards and associated guidance material that govern how the company interacts with the environment	Progress was made in agreeing a biodiversity management standard, which will be finalized in 2011. Guidance for the closure and rehabilitation management standard was finalized.

Our 2011 commitments
Improve energy performance by:
•	developing site-based targets and action plans from 2012 onwards;

•	continuing to refine energy metrics, performance measurement and reporting during 2011; and

•	quantifying the energy benefits of business improvement initiatives.
Improve energy security at our operations by:
•	finalizing high-level reviews of site energy security arrangements during 2011; and

•	commencing the development of site-based energy security strategies for life of mine.
Improve water performance by:
•	developing site-based targets and action plans from 2012 onwards;

•	continuing to refine key performance indicators, performance measurement and reporting during 2011; and

•	quantifying the water benefits of business improvement initiatives.
Improve water security at our operations by:
•	finalizing high-level reviews of water security arrangements during 2011;

•	commencing the development of site-based water security strategies for life of mine; and

•	embedding integrated water management at all sites, and recognizing the value of managing water performance across entire site operations in a planned and coordinated manner.
Continue to address key climate change opportunities and risks, by specifying life-of-mine climate change risks in more detail for priority operations, starting in 2011 with those at greatest risk.
Over 2011 and 2012 a program of assessing compliance with the environment-focused management standards approved during 2009 will commence in the form of the biennial Community and Environment Review Program (CERP). Concurrently, a roll out phase to socialize finalized community-focused standards will commence, also as part of the CERP.
People
The following commitments were made in our 2009 report and progress against these commitments is reported below:

Our 2009 commitments	Our progress in 2010
Continue with the roll out of the System for People (SP), including the global values survey	Significant progress was made during the year on implementation of the SP, with the development of a new delivery framework clearly defining corporate and regional roles. The global values survey was completed in 2010 and the results reviewed by the Executive Committee. The results will be fed back into the business in early 2011.

Review the wage negotiations strategy in Continental Africa and develop a model for conducting wage negotiations which can be applied throughout the company’s Continental African operations	A labor engagement model was developed and successful collective bargaining processes were concluded at the Siguiri mine in Guinea and Sadiola/Yatela mines in Mali.

Standardize, to the extent possible, the conditions of employment of senior managers to facilitate mobility within the company	A survey of conditions of employment with respect to senior and executive management was conducted by PwC on behalf of the company and the report submitted to the Remuneration Committee. This survey covered all the countries in which the company operates. The findings of this survey resulted in the formulation of the company’s Remuneration Policy that was approved by the shareholders at the annual general meeting held in May 2010.

4C. ORGANIZATIONAL STRUCTURE
HEAD OFFICE STRUCTURE AND OPERATIONS
AngloGold Ashanti’s operations are organized on a regional basis. Management of AngloGold Ashanti is entrusted to the executive committee, comprising the two executive directors, seven executive vice presidents and one senior vice president. See “Item 6.: Directors, executive management and employees”.
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
AngloGold Ashanti has investments in numerous principal subsidiaries and joint venture interests, see “Item 19.: Exhibits — Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries” for details.
4D. Property, plant and equipment
For a discussion on AngloGold Ashanti’s mining properties, plant and equipment, see “Item 4B.: Business Overview”.
ITEM 4A: UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under US GAAP for the three years ended and as at December 31, 2010, 2009 and 2008.
This item should be read in conjunction with the Company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.
The principal accountant of AngloGold Ashanti has made reference to the work of other auditors in their report on the consolidated financial statements of AngloGold Ashanti Limited and therefore in compliance with Regulation S-X Rule 2-05 the separate reports of the other auditors are included in Item 18.
Overview
Headquartered in Johannesburg, South Africa, the Company has a global presence with 20 operations comprising open-pit and underground mines and surface metallurgical plants in ten countries on four continents, which are supported by extensive, yet focused, exploration activities. As at December 31, 2010 the Company had on an attributable basis, Proven and Probable Ore Reserves of approximately 71.2 million ounces (including joint ventures). For the year ended December 31, 2010, AngloGold Ashanti had an attributable gold production of approximately 4.52 million ounces (including joint ventures).
AngloGold Ashanti’s main product is gold. A portion of its revenue is also derived from sales of silver, uranium oxide and sulfuric acid. The Company sells its products on world markets.
AngloGold Ashanti conducts gold-mining operations in the following regions: South Africa; Continental Africa (Namibia, Ghana, Guinea, Mali and Tanzania); Australasia (Australia); Americas (Argentina, Brazil and United States of America). For more information on the Company’s business and operations, see “Item 4B.: Business Overview — Products, operations and geographical locations”.
AngloGold Ashanti’s costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization and exploration. Production costs include labor, mining contracts, fuel, lubricants, power, consumable stores which include explosives, timber, other consumables and utilities. The Company’s mining operations consist of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive therefore labor is a significant component of production costs.
With operations in ten countries on four continents, AngloGold Ashanti is exposed to a number of factors relating to these specific countries that could affect its profitability, including exchange rate fluctuations, inflation and other risks. These factors are inherent in conducting mining operations on a global basis, and the Company applies measures wherever appropriate and feasible, to reduce its exposure to these factors.

5A. OPERATING RESULTS
INTRODUCTION
The most significant event in 2010 was the complete elimination of the hedge book, thus providing the company with full exposure to the prevailing gold price in future years.
Key factors affecting results
Gold prices
AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International Monetary Fund (IMF), global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold is often subject to sharp, short-term changes because of speculative activities. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.
The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affects the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, variations in current production do not necessarily have a significant impact on the supply of gold or on its price.
If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.
On May 24, 2011, the afternoon fixing price for gold on the London Bullion Market was $1,527 per ounce.
For a discussion of the gold supply and demand dynamics, see “Item 4B.: Business overview — The Gold and Uranium Markets — Gold” in this annual report.
Production costs
Production costs include the cost of labor, mining contracts, fuel, lubricants, power, consumable stores (which include explosives, timber and other consumables) and utilities used in the production of gold. AngloGold Ashanti has no influence over the cost of most consumables, many of which are linked to some degree to the price of oil and steel. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.50 per ounce with the cash costs of certain of the company’s mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which, being more dependent on fuel, are more sensitive to changes in the price of oil. Furthermore, there has also been volatility recently in the price of steel, used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. For example, the price of flat Hot Rolled Coil (North American Domestic FOB) steel traded between $557 per ton and $698 per ton in 2010. Labor is also a significant component of production costs as AngloGold Ashanti’s mining operations consist of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.

Effect of commodity instruments
During the year, AngloGold Ashanti had in place commodity hedging instruments to protect the selling price of some of its anticipated production. The use of such instruments had prevented full participation in subsequent increases in the market price of gold with respect to covered production. In order to provide full exposure to the rising spot price of gold, the Company completed its final tranche of the hedge buy-back program and settled all derivative gold contracts that had been used by the Company. As a result, the Company has eliminated its outstanding hedge commitments of 3.90 million ounces (or 100 percent) and had no outstanding hedge commitments as at December 31, 2010. Buy-back transactions resulted in cash outflows during the current year of $2,611 million. For a discussion of the Company’s commodity instruments see “Item 11.: Quantitivate and qualitative disclosures about market risk”.
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
If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment. In 2010, AngloGold Ashanti incurred an impairment charge of $91 million on long-lived assets. In 2009, AngloGold Ashanti incurred an impairment charge of $8 million on long-lived assets. See “Note 5 — Costs and Expenses” to the consolidated financial statements for a detailed description of impairments.
Effect of exchange rate fluctuations
Currently, a significant portion of AngloGold Ashanti’s revenues are generated in South Africa, and to a lesser extent in Brazil, Argentina and Australia. Most of its production costs, therefore, are denominated in local currencies, such as the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2010, the Company derived 66 percent (62 percent including joint ventures) of its revenues from these countries and incurred 62 percent (58 percent including joint ventures) of its production costs in these local currencies. A one percent strengthening of these local currencies against the US dollar will result in an increase of total cash costs incurred of nearly $5 per ounce. As the price of gold is denominated in US dollars and the Company realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves the Company’s production costs in the short-term. Conversely strengthening of these local currencies against the US dollar adversely impacts the Company’s production costs in the short-term. Most local currencies were stronger against the US dollar during 2010 compared to 2009. Consequently, total cash costs in US dollar terms were negatively impacted during the 2010 year, thereby eroding the benefits of the higher US dollar gold price.
To fund local operations, AngloGold Ashanti holds funds in local currencies. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, the Company’s cash and cash equivalents reported in US dollars could change. At December 31, 2010, approximately 64 percent of the Company’s cash and cash equivalents were held in these local currencies (South Africa, Australia, Brazil and Argentina).
Certain exchange controls are currently in force in South Africa. Although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. The government has indicated its intention to relax exchange controls over time. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see “Item 10D.: Exchange controls”.

Effect of inflation
The mining industry continues to experience price inflation for many commodities and consumables used in the production of gold which leads to higher production costs reported by many gold producers.
AngloGold Ashanti’s operations have not been materially adversely affected by inflation in recent years, given that it has benefited from sustained periods of rising gold prices. However, the Company is unable to control the prices at which it sells its gold and it is possible, therefore, that if there is to be significant inflation in South Africa, and to a lesser extent in Brazil, Argentina and Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the Company’s results and financial condition.
The percentage change in the rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the table below:

	2010	2009	2008
Year ended December 31	percent	percent	percent

The average South African rand/US$ exchange rate (strengthened)/weakened by:	(12.9)	1.7	17.4
PPI (inflation rate) increase/(decrease):	5.8	(0.1)	14.2

Net effect	18.7	(1.8)	(3.2)

Acquisitions and dispositions
The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in assessing a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.
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
Comparison of operating performance in 2010, 2009 and 2008
The following table presents operating data for the AngloGold Ashanti group for the three year period ended December 31, 2010:

Operating data for AngloGold Ashanti	Year ended December 31
	2010	2009	2008

Total attributable gold production (thousand ounces)	4,515	4,599	4,982
Total cash costs ($/oz)	627	534	465
Total production costs ($/oz)	812	683	592
Production costs (million US dollars)	2,656	2,229	2,159
Capital expenditure (million US dollars)(1)	1,015	1,027	1,239

— Consolidated entities	973	1,019	1,232
— Equity accounted joint ventures	42	8	7

(1)	Including capital expenditure of Boddington in 2009 and 2008.

Attributable gold production
For the year ended December 31, 2010, AngloGold Ashanti’s total attributable gold production from continuing operations at 4.52 million ounces was 84,000 ounces, or 2 percent, lower when compared to 2009 production of 4.6 million ounces.
In South Africa, gold production decreased by 1 percent or 12,000 ounces in 2010 mainly due to a 13 percent decline in volumes mined and a 9 percent decline in recovered grade at Kopanang and the sale of Tau Lekoa effective August 1, 2010.
Production decreased by 6 percent or 93,000 ounces in 2010 in Continental Africa mainly due to lower grades mined and processed at Siguiri, Morila, Yatela and Sadiola. Lower production at Obuasi was mainly attributable to underground tonnages declining by 8 percent as a result of reduced flexibility in developed ore reserves, in addition to stoppages to address environmental issues at the Tailings Storage Facility and elution problems at the Tailings Treatment Plant.
The decrease in 2010 in gold produced referred to above was partially offset by an increase in gold production at Moab Khotsong (South Africa) due to higher volumes mined, TauTona (South Africa) due to the successful resumption of mining in January 2010 following the temporary closure of the shaft in October 2009 and the treatment of higher tonnes and higher grade material in 2010 at Geita (Continental Africa).
For the year ended December 31, 2009, AngloGold Ashanti’s total attributable gold production from continuing operations decreased by 383,000 ounces, or 8 percent, to 4.6 million ounces from 5.0 million ounces produced in 2008.
In South Africa, gold production decreased by 14 percent from 2,099,000 ounces produced in 2008 to 1,797,000 ounces produced in 2009 mainly due to a decline in the volume of ore mined at Great Noligwa as a result of the intersection of complex, unexpected geological structures in the first quarter of 2009, an underground fire and safety stoppages, lower volume mined at TauTona due to stoppage of production in final quarter of 2009 for shaft rehabilitation and lower grades at Mponeng due to lower reef values and increased dilution. The decrease over 2008 was also caused by lower production at Savuka due to a seismic incident in May 2009 that damaged the sub-shaft infrastructure.
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
The decrease in 2009 in gold produced at most mines was partially offset by an increase in gold production at Moab Khotsong (South Africa), the surface operations (which mainly treat material from the Great Noligwa waste rock dump in South Africa) and Cerro Vanguardia (Argentina) from 192,000 ounces, 92,000 ounces and 154,000 ounces, respectively, produced in 2008 to 247,000 ounces, 164,000 ounces and 192,000 ounces produced, respectively, in 2009. This was mainly due to continuation of production build up as well as the addition of SV4 section from the second half of 2008 at Moab Khotsong, the commissioning of the No.1 Waste Rock Dump in the current year, which resulted in grades exceeding that of 2008 at the surface operations and higher recovered grades arising from improvements in the plant efficiency at Cerro Vanguardia.
Total cash costs and total production costs
Comparison of total cash costs and total production costs in 2010 with 2009
Most local currencies (South Africa, Australia and Brazil) were on average stronger against the US dollar during 2010 compared to 2009. Consequently, total cash costs in US dollar terms were negatively impacted for 2010.

Cash costs at all the operations situated in South Africa increased in 2010 when compared to 2009. This was largely a result of inflationary pressures on the cost of labor, power and stores and royalty payments which came into effect on March 1, 2010 and the strengthening of the rand. The cash cost increase at the Savuka operation was offset by an insurance claim received for normal business interruption and material damage following the seismic event which occurred in May 2009. The insurance claim was for $46 million of which payments received and credited to working costs during 2010 were $16 million. The Company utilized the proceeds to reopen the mining area and equipping of infrastructure damaged during the seismic event.
Geita, in Tanzania, reported a 29 percent decrease in cash costs from $985 per ounce in 2009 to $697 per ounce in 2010. This was mainly as a result of higher production, lower reagent costs and a reduction in general and engineering stores.
In Mali, at Morila, cash costs increased in 2010 to $716 per ounce compared to $526 per ounce in 2009 mainly due to the lower production and higher reagent costs and fuel used in power generation. At Sadiola cash costs increased from $489 per ounce in 2009 to $686 per ounce in 2010. The increase in cash costs was mainly due to the lower-grade feed supplied to the priority plant. In addition, mining contractor costs were higher as a result of the longer haulage distance, higher maintenance costs and increases in the fuel price. The cash costs at Yatela increased from $326 per ounce in 2009 to $817 per ounce in 2010 mainly due to the significant decrease in production of 29,000 ounces (33 percent) and an increase in contract mining costs.
In Ghana, at Obuasi, cash costs increased in 2010 to $760 per ounce compared to $630 per ounce in 2009 mainly due to the decline in production, an increase in the power tariff and the once-off settlement of historical wage claims. These negative factors were partially offset by a reduction in the cost of consumables, which were sourced via a focused procurement strategy. At Siguiri, in Guinea, cash costs increased to $656 per ounce in 2010 from $513 per ounce in 2009 mainly due higher fuel prices and costs related to labor and mining contractors.
In North America, Cripple Creek reported a $129 per ounce increase in cash costs to $500 per ounce in 2010 due primarily to the higher unit cost for the new ounces placed, rising commodity prices (diesel fuel in particular), and increased royalty costs, driven by higher gold prices. In Brazil at AngloGold Ashanti Córrego do Sítio Mineração cash costs increased to $444 per ounce in 2010 from $347 per ounce in 2009 driven largely by higher maintenance costs and stronger local currencies. These effects were partially offset, however, by higher revenue from the sale of sulfuric acid, a by-product of the Cuiabá mining operation.
Overall the Company’s total cash costs increased by $93 per ounce, or 17 percent when compared to the previous year. Of this increase, inflation accounted for $46 per ounce and local currency strength accounted for $45 per ounce.
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
The Australian mine, Sunrise Dam, reported cash costs of $631 per ounce for 2009 compared to $559 per ounce for 2008, a 13 percent increase mainly due to ore stockpile movements (as mining volume decreased plant capacity is filled using ore previously stockpiled on surface) as well as a decrease in production.
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
In Mali, at Morila, cash costs increased in 2009 to $526 per ounce compared to $424 per ounce in 2008 mainly due to the lower level of gold production, a weakening in the US dollar against the euro, and significant increases in certain reagent costs and metallurgical stores. At Sadiola, production decreased by 22 percent to 135,000 ounces, consequently cash costs increased from $401 per ounce in 2008 to $489 per ounce in 2009. The increase in cash costs was partially offset by a decrease in cash costs at Yatela, where the cash costs decreased from $621 per ounce to $326 per ounce due to the significant rise in gold production and improved grades, lower fuel prices and a decrease in mining contractor costs resulting from the renegotiation of the contract and the appointment of a new contractor.
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
A reconciliation of production costs as included in the company’s audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2010 is presented below. In addition the Company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2010
Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Tau Lekoa	Mponeng	Savuka	TauTona	Surface operations	Corporate(6)

Production costs	120	192	181	59	233	24	177	89	12
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	—	—	—	—	—	—
Less:
Rehabilitation costs & other non-cash costs	(2)	(5)	(10)	—	(5)	—	(3)	—	(8)
Plus:
Inventory movement	(1)	(1)	(1)	(1)	—	—	—	—	—
Royalties	2	4	4	—	18	1	9	—	—
Related party transactions (2)	(1)	(3)	(3)	(1)	(5)	—	(2)	(2)	—
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—	—
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—	(9)

Total cash costs	118	187	171	57	241	25	181	87	(5)
Plus:
Depreciation, depletion and amortization	27	73	108	1	58	5	71	6	15
Employee severance costs	5	3	2	1	5	1	3	—	—
Rehabilitation and other non-cash costs	2	5	10	—	5	—	3	—	8
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—	(11)
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—	(5)

Total production costs	152	268	291	59	309	31	258	93	2

Gold produced (000’ ounces) (4)	132	305	292	63	532	22	259	179	—
Total cash costs per ounce (5)	894	613	586	905	452	1,136	699	486	—
Total production costs per ounce (5)	1,152	879	997	937	580	1,409	996	520	—

For the year ended December 31, 2010
Operations in Ghana, Guinea, Mali, Namibia, Tanzania, Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

										UNITED
	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	AUSTRALIA	STATES OF AMERICA	ARGENTINA	BRAZIL
										Cripple		AngloGold Ashanti
	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita	Sunrise Dam	Creek & Victor	Cerro Vanguardia	Mineracao	Serra Grande

Production costs	151	238	184	—	—	—	57	256	261	114	63	169	76
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	61	5	43	—	—	—	—	—	—	—
Less:
Rehabilitation costs & other non-cash costs	(20)	(16)	(1)	—	(3)	(2)	3	(8)	1	(13)	(7)	(18)	—
Plus:
Inventory movement	6	7	(1)	—	1	1	(1)	(12)	—	58	—	(1)	(2)
Royalties	7	12	29	7	9	4	3	13	12	5	21	—	1
Related party transactions(2)	—	—	—	—	(1)	3	—	—	—	—	—	—	—
Adjusted for:
Noncontrolling interests (3)	—	—	(32)	—	—	—	—	—	—	—	(6)	—	(38)

Total cash costs	144	241	179	68	81	49	62	249	274	164	71	150	37
Plus:
Depreciation, depletion and amortization	25	61	23	4	3	2	8	55	33	33	24	61	32
Employee severance costs	1	—	—	1	—	—	—	—	—	—	1	2	—
Rehabilitation and other non-cash costs	20	16	1	—	3	2	(3)	8	(1)	13	7	18	—
Adjusted for:
Noncontrolling interests (3)	—	—	(3)	—	—	—	—	—	—	—	(2)	—	(16)

Total production costs	190	318	200	73	87	53	67	312	306	210	101	231	53

Gold produced (000’ ounces)(4)	185	317	273	95	118	60	86	357	396	233	194	338	77
Total cash costs per ounce(5)	778	760	656	716	686	817	721	697	692	(7) 500	366	444	481
Total production costs per ounce(5)	1,027	1,003	733	768	737	883	779	874	773	901	521	683	688

For the year ended December 31, 2010
AngloGold Ashanti operations — Total
(in $ millions, except as otherwise noted)

Total

Production costs per financial statements	2,656
Plus:
Production costs of equity accounted joint ventures (1)	179
Less:
Rehabilitation costs & other non-cash costs	(117)
Plus/(less):
Inventory movement	52
Royalties	161
Related party transactions (2)	(15)
Adjusted for:
Noncontrolling interests (3)	(76)
Non-gold producing companies and adjustments	(9)

Total cash costs	2,831
Plus:
Depreciation, depletion and amortization	728
Employee severance costs	25
Rehabilitation and other non-cash costs	117
Adjusted for:
Noncontrolling interests (3)	(32)
Non-gold producing companies and adjustments	(5)

Total production costs	3,664

Gold produced (000’ ounces) (4)	4,515
Total cash costs per ounce (5)	627
Total production costs per ounce (5)	812

(1)	Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)	In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6)	Corporate includes non-gold producing subsidiaries.

(7)	Total cash costs per ounce calculation includes heap-leach inventory change.

For the year ended December 31, 2009
Oerations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Tau Lekoa	Mponeng	Savuka	TauTona	Surface operations	Corporate(6)

Production costs	127	141	107	88	178	34	119	64		(26)
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	—	—	—	—	—		—
Less:
Rehabilitation costs & other non-cash costs	—	(1)	—	2	—	—	—	—		(15)
Plus:
Inventory movement	—	—	—	—	(1)	—	(1)	—		—
Royalties	—	—	—	—	—	—	—	—		—
Related party transactions (2)	(2)	(3)	(3)	(1)	(5)	—	(2)	(2)		—
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—		—
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—		41

Total cash costs	125	137	104	89	172	34	116	62		—
Plus:
Depreciation, depletion and amortization	29	61	80	7	37	8	49	2		13
Employee severance costs	3	2	1	1	1	—	2	—		—
Rehabilitation and other non-cash costs	—	1	—	(2)	—	—	—	—		15
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—		8
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—		(3)

Total production costs	157	201	185	95	210	42	167	64		33

Gold produced (000’ ounces) (4)	158	336	247	124	520	30	218	164		—
Total cash costs per ounce (5)	791	408	421	718	331	1,133	532	378		—
Total production costs per ounce (5)	994	598	749	766	404	1,400	766	390		—

For the year ended December 31, 2009
Operations in Ghana, Guinea, Mali, Namibia,Tanzania, Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

											UNITED
	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	AUSTRALIA		STATES OF AMERICA	ARGENTINA	BRAZIL
											Cripple		AngloGold Ashanti
	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita	Boddington(8)	Sunrise Dam	Creek & Victor	Cerro Vanguardia	Brasil Mineracao	Serra Grande

Production costs	122	240	160	—	—	—	42	261	—	250	83	62	112	65
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	67	61	26	—	—	—	—	—	—	—	—
Less:
Rehabilitation costs & other non-cash costs	(2)	(5)	(7)	(2)	(1)	(3)	(1)	(3)	—	(6)	5	(2)	(4)	(1)
Plus:
Inventory movement	—	(6)	7	(1)	(2)	(1)	1	2	—	(1)	54	(1)	6	—
Royalties	5	11	30	8	8	5	2	8	—	10	2	16	—	—
Related party transactions(2)	—	—	—	—	—	2	—	—	—	—	—	—	—	—
Adjusted for:
Noncontrolling interests (3)	—	—	(28)	—	—	—	—	—	—	—	—	(6)	—	(31)

Total cash costs	125	240	162	72	66	29	44	268	—	253	144	69	114	33
Plus:
Depreciation, depletion and amortization	24	76	26	5	12	5	2	53	—	37	23	24	44	20
Employee severance costs	—	2	—	—	—	—	—	—	—	—	—	2	—	—
Rehabilitation and other non-cash costs	2	5	7	2	1	3	1	3	—	6	(5)	2	4	1
Adjusted for:
Noncontrolling interests (3)	—	—	(5)	—	—	—	—	—	—	—	—	(2)	—	(10)

Total production costs	151	323	190	79	79	37	47	324	—	296	162	95	162	44

Gold produced (000’ ounces)(4)	190	381	316	137	135	89	65	272	—	401	218	192	329	77
Total cash costs per ounce(5)	658	630	513	526	489	326	677	985	—	631	(7) 371	359	347	429
Total production costs per ounce(5)	795	848	601	577	585	416	723	1,191	—	738	743	495	492	571

For the year ended December 31, 2009
AngloGold Ashanti operations — Total
(in $ millions, except as otherwise noted)

Total

Production costs per financial statements	2,229
Plus:
Production costs of equity accounted joint ventures (1)	154
Plus:
Rehabilitation costs & other non-cash costs	(46)
(Less)/plus:
Inventory movement	56
Royalties	105
Related party transactions (2)	(16)
Adjusted for:
Noncontrolling interests (3)	(65)
Non-gold producing companies and adjustments	41

Total cash costs	2,458
Plus/(less):
Depreciation, depletion and amortization	637
Employee severance costs	14
Rehabilitation and other non-cash costs	46
Adjusted for:
Noncontrolling interests (3)	(9)
Non-gold producing companies and adjustments	(3)

Total production costs	3,143

Gold produced (000’ ounces) (4)	4,599
Total cash costs per ounce (5)	534
Total production costs per ounce (5)	683

(1)	Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)	In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6)	Corporate includes non-gold producing subsidiaries.

(7)	Total cash costs per ounce calculation includes heap-leach inventory change.

(8)	There was no production attributable to AngloGold Ashanti in 2009. AngloGold Ashanti sold the 33.33 percent joint venture interest it held in Boddington Gold Mine to Newmont Mining during 2009.

For the year ended December 31, 2008
Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Tau Lekoa	Mponeng	Savuka	TauTona	Surface operations	Corporate(6)

Production costs	152	128	74	78	155	29	125	41	13
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	—	—	—	—	—	9
Less:
Rehabilitation costs & other non-cash costs	—	—	(1)	(2)	(2)	(1)	(7)	—	26
Plus:
Inventory movement	—	—	—	—	(1)	—	—	—	—
Royalties	—	—	—	—	—	—	—	—	—
Related party transactions (2)	(1)	(2)	(1)	(1)	(3)	—	(1)	—	—
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—	—
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—	(32)

Total cash costs	151	126	72	75	149	28	117	41	16
Plus:
Depreciation, depletion and amortization	32	53	50	25	44	5	37	3	12
Employee severance costs	3	2	—	1	1	—	2	—	—
Rehabilitation and other non-cash costs	—	—	1	2	2	1	7	—	(26)
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—	(8)
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—	(3)

Total production costs	186	181	123	103	196	34	163	44	(9)

Gold produced (000’ ounces) (4)	330	362	192	143	600	66	314	92	—
Total cash costs per ounce (5)	458	348	375	524	248	424	373	446	—
Total production costs per ounce (5)	564	500	641	720	327	515	519	478	—

For the year ended December 31, 2008
Operations in Ghana, Guinea, Mali, Namibia, Tanzania, Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

											UNITED
	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	AUSTRALIA		STATES OF AMERICA	ARGENTINA	BRAZIL
											Cripple		AngloGold Ashanti
	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita	Boddington(8)	Sunrise Dam	Creek & Victor	Cerro Vanguardia	Brasil Mineracao	Serra Grande

Production costs	118	227	157	—	—	—	37	268	(1)	231	70	99	106	52
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	65	60	34	—	—	—	—	—	—	—	—
Less:
Rehabilitation costs & other non-cash costs	1	—	(1)	—	—	1	(1)	5	1	—	(3)	(5)	1	—
Plus:
Inventory movement	1	(9)	(3)	(2)	—	1	—	(65)	—	1	63	(4)	(4)	—
Royalties	5	9	31	9	9	3	2	7	—	10	2	12	—	—
Related party transactions(2)	—	—	—	—	—	2	—	—	—	—	—	—	—	—
Adjusted for:
Noncontrolling interests (3)	—	—	(28)	—	—	—	—	—	—	—	—	(7)	—	(26)

Total cash costs	125	227	156	72	69	41	38	215	—	242	132	95	103	26

Plus:
Depreciation, depletion and amortization	24	81	36	13	32	2	4	55	—	46	31	17	42	17
Employee severance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Rehabilitation and other non-cash costs	(1)	—	1	—	—	(1)	1	(5)	(1)	—	3	5	(1)	—
Adjusted for:
Noncontrolling interests (3)	—	—	(5)	—	—	—	—	—	—	—	—	(2)	—	(8)

Total production costs	148	308	188	85	101	42	43	265	(1)	288	166	115	144	35

Gold produced (000’ ounces)(4)	200	357	333	170	172	66	68	264	—	433	258	154	320	87
Total cash costs per ounce(5)	625	636	468	424	401	621	559	814	—	559	(7) 310	617	322	299
Total production costs per ounce (5)	740	863	565	500	587	636	632	1,004	—	665	643	747	450	402

For the year ended December 31, 2008
AngloGold Ashanti operations — Total
(in $ millions, except as otherwise noted)

Total

Production costs per financial statements	2,159
Plus:
Production costs of equity accounted joint ventures (1)	168
Less:
Rehabilitation costs & other non-cash costs	12
Plus/(less):
Inventory movement	(22)
Royalties	99
Related party transactions (2)	(7)
Adjusted for:
Noncontrolling interests (3)	(61)
Non-gold producing companies and adjustments	(32)

Total cash costs	2,316
Plus:
Depreciation, depletion and amortization	661
Employee severance costs	9
Rehabilitation and other non-cash costs	(12)
Adjusted for:
Noncontrolling interests (3)	(23)
Non-gold producing companies and adjustments	(3)

Total production costs	2,948

Gold produced (000’ ounces) (4)	4,982
Total cash costs per ounce (5)	465
Total production costs per ounce (5)	592

(1)	Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)	In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6)	Corporate includes non-gold producing subsidiaries.

(7)	Total cash costs per ounce calculation includes heap-leach inventory change.

(8)	There was no production attributable to AngloGold Ashanti in 2008.

Capital expenditure
Total capital expenditure of $1,015 million was recorded in the year ended December 31, 2010 compared to $1,027 million in the same period in 2009. This represents a $12 million, or 1 percent, decrease from 2009. In Australia, total capital expenditure decreased from $177 million in 2009 to $40 million in 2010 as a result of the sale of Boddington during 2009. Capital expenditure increased at Obuasi by $27 million, AngloGold Ashanti Córrego do Sítio Mineração by $24 million, Geita by $22 million, Mponeng by $17 million, Moab Khotsong by $13 million and Cerro Vanguardia by $7 million.
Total capital expenditure of $1,027 million was recorded in the year ended December 31, 2009 compared to $1,239 million in the same period in 2008. This represents a $212 million, or 17 percent, decrease from 2008. In Australia, total capital expenditure decreased from $439 million in 2008 to $177 million in 2009. This is as a result of the sale of Boddington during 2009.
Comparison of financial performance on a segment basis for 2010, 2009 and 2008
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided. Revenues presented below exclude allocated realized gains/losses on non-hedge derivatives to individual geographic areas.
     Revenues

	Year ended December 31
	2010		2009		2008
(in millions)	$	percent	$	percent	$	percent

Category of activity
Total revenues
Product sales	5,334		3,784		3,655
Interest, dividends and other	68		170		75

Total revenues	5,402		3,954		3,730

Geographical area data
Total revenues
South Africa	2,276	42	1,687	43	1,521	41
Continental Africa	1,871	34	1,451	36	1,406	37
Australasia	468	9	239	6	282	8
Americas	1,125	21	804	20	702	19
Other, including Corporate and Non-gold producing subsidiaries	(6)	—	129	3	—	—

	5,734		4,310		3,911
Less : Equity method investments included above	(332)	(6)	(355)	(8)	(181)	(5)

Total revenues	5,402	100	3,955	100	3,730	100

In 2010, 42 percent of AngloGold Ashanti’s total consolidated revenues were derived from its operations in South Africa, compared to 43 percent in 2009. South Africa produced 40 percent of the global production in 2010.
In 2009, 43 percent of AngloGold Ashanti’s total consolidated revenues were derived from its operations in South Africa, compared to 41 percent in 2008. South Africa produced 39 percent of the global production in 2009.

     Assets

	As at December 31
	2010		2009		2008
	$	percent	$	percent	$	percent

Geographical area data
Total segment assets
South Africa	3,370	32	3,354	31	2,497	26
Continental Africa	4,093	39	4,055	38	3,582	38
Australasia	534	5	496	5	1,279	14
Americas	2,170	21	2,012	19	1,717	18
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	221	2	745	7	376	4

Total segment assets	10,388	100	10,662	100	9,451	100

At December 31, 2010, 32 percent of AngloGold Ashanti’s total assets were located in Southern Africa compared with 31 percent at the end of 2009, mainly due to increased capital expenditure and the strengthening of the rand against the US dollar (2010: $/R6.5701, 2009: $/R7.435). The remaining operations collectively accounted for approximately 68 percent of AngloGold Ashanti’s total assets at December 31, 2010 compared to 69 percent at the end of the same period in 2009.
At December 31, 2009, 31 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 26 percent at the end of 2008, mainly due to increased capital expenditure, the strengthening of the rand against the US dollar (2009: $/R7.435, 2008: $/R9.455) and the increase of South Africa’s deferred tax asset. In addition, the sale of Boddington (Australia) increased the share of South Africa’s assets in relation to total assets. The remaining operations collectively accounted for approximately 69 percent of AngloGold Ashanti’s total assets at December 31, 2009 compared to 74 percent at the end of the same period in 2008.
Comparison of financial performance in 2010, 2009 and 2008

Financial performance of AngloGold Ashanti	Year ended December 31
(in millions)	2010	2009	2008

Revenue	5,402	3,954	3,730
Cost and expenses	(5,021)	(4,852)	(4,103)
Taxation (expense)/benefit	(255)	33	(22)
Equity income/(loss) in associates	40	88	(149)
Discontinued operations	—	—	23
Net income attributable to noncontrolling interests	(54)	(48)	(42)
Net income/(loss)	112	(825)	(563)

Comparison of financial performance in 2010 with 2009
Revenues
Revenues from product sales and other income increased by $1,447 million from $3,955 million in 2009 to $5,402 million in 2010, representing a 37 percent increase over the period. This increase was mainly due to the increase in the average spot price of gold. The average spot price of gold was $1,227 per ounce during 2010, $253 per ounce, or 26 percent, higher than $974 per ounce in 2009. In addition, included in the 2009 gold income, were normal purchase and sale exempted (NPSE) contract losses which from July 2009 onwards were redesignated at fair value on the balance sheet and reported under the loss from non-hedge derivatives. The year on year increase in revenue was partially offset by reduced gold production of 84,000 ounces in 2010 when compared to 2009. The majority of product sales consisted of US dollar-denominated gold sales.
Total revenues from the South African operations increased by $589 million to $2,276 million from $1,687 million in 2009, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production at the South African operations (1,785,000 ounces in 2010 compared to 1,797,000 ounces in 2009).
Total revenues from the Americas operations increased from $804 million in 2009 to $1,125 million in 2010 mainly as a result of the increase in the average spot price of gold and an increase in gold produced from 816,000 attributable ounces in 2009 to 842,000 ounces in 2010.
Total revenues from the Continental Africa operations increased by $420 million to $1,871 million from $1,451 million in 2009, mainly as a result of the increase in the average spot price of gold and the treatment of higher tonnes and higher grade material at Geita.
Total revenue from the Australian operation at Sunrise Dam increased from $239 million in 2009 to $468 million in 2010 mainly due to the increase in the average spot price of gold. Average recovered grade increased from 2.87 grams per tonne in 2009 to 3.22 grams per tonne in 2010.
Production costs
Production costs increased from $2,229 million in 2009 to $2,656 million in 2010, which represents a $427 million, or 19 percent increase. The production costs of most of the operations increased in 2010. The increase was mainly as a result of an increase in operational costs including labor, consumables and power and the increase in the rehabilitation provision. The increase in production costs was partially offset by the effects of cost saving initiatives.
South Africa continued to grapple with steeply rising (31 percent) electricity tariffs, effective from July 2009. On February 24, 2010 Eskom Holdings Limited, the state-owned utility, was also granted permission by the National Energy Regulator to raise prices annually by a further average 25 percent for each of the next three years to fund the construction of new power generation capacity. This will significantly increase the cost structure of AngloGold Ashanti’s South African operations which currently account for approximately 40 percent of annual production. In 2010 power costs increased by $71 million of which $51 million was in South Africa.
Production costs in Tanzania (Continental Africa) marginally decreased from $261 million in 2009 to $256 million in 2010. This was due to a decrease in consumables used and the effects of cost saving initiatives.
Exploration costs
Exploration costs increased from $150 million in 2009 to $206 million in 2010 mainly due to higher prefeasibility expenditure at La Colosa in Colombia, Tropicana in Australia and Mongbwalu in the Democratic Republic of the Congo. For a discussion of AngloGold Ashanti’s exploration activities in 2010, see “Item 4B.: Business overview — Global exploration”.
General and administrative
General and administrative expenses increased from $158 million in 2009 to $228 million in 2010, mainly due to higher labor costs, the roll out of Project ONE business improvement initiatives, the implementation of a global security framework, corporate office costs, consultancy fees and the strengthening of the rand relative to the US dollar.

Royalties
Royalties paid by AngloGold Ashanti increased from $84 million in 2009 to $142 million paid in 2010 mainly due to the introduction of the South African Mineral and Petroleum Resources Act of royalties payable in South Africa from March 1, 2010 as well as the high spot price of gold. Royalties recorded by the South African mines were $38 million in 2010. Royalties in Argentina increased from $16 million in 2009 to $21 million in 2010 as a result of higher spot prices of gold. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation and are calculated as a percentage of revenues. Royalties paid in Ghana and Guinea amounted to $48 million in 2010 compared to $46 million in 2009. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation and are calculated as a percentage of revenues.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $105 million or 17 percent, to $720 million in 2010 when compared to $615 million recorded in 2009. This increase was mainly due to increases in depreciation, depletion and amortization expense in South Africa, Tanzania (Continental Africa) and the Americas from $281 million, $53 million and $111 million, respectively, incurred in the year ended December 31, 2009 to $357 million, $55 million and $152 million, respectively, for the same period of 2010 mainly as a result of changes in estimated lives of assets, as well as stronger local currencies. This was partially offset by a decrease in depreciation, depletion and amortization expense in Ghana (Continental Africa) which decreased from $101 million incurred in the year ended December 31, 2009 to $87 million in the same period in 2010 as a result of a decrease in gold production.
Impairment of assets
In 2010, AngloGold Ashanti recorded impairments amounting to $91 million compared to $8 million in 2009. The increase was mainly due to the impairment of Tau Lekoa (held for sale), Tau Tona and Savuka in South Africa during 2010, the write-off of assets at Iduapriem, Geita and Serra Grande in Brazil. Tau Tona and Savuka were impaired due to changes in the mine plan resulting in areas being abandoned and safety related concerns. Total impairment recognized for Tau Tona and Savuka during 2010 was $63 million. Following the classification of Tau Lekoa as held for sale, impairment testing was performed on the held for sale asset and since the estimated fair value did not support the carrying value, an impairment of $8 million was recorded. See “Note 5 Costs and expenses: Impairment of assets” to the consolidated financial statements for additional information.
Interest expense
Interest expense increased by $28 million to $151 million in 2010, compared to $123 million recorded in 2009. The increase is mainly due to interest on the rated bonds and mandatory convertible bonds, which was partially offset by lower interest paid due to the repayment of the 2009 Term Facility and $1.5 billion Revolving Credit Facility during 2010. Interest expense recorded in the year ended December 31, 2010 includes $8 million related to accelerated amortization of fees on debt facilities cancelled.
Accretion expense
Accretion expense of $22 million was recorded in 2010 compared with $17 million in 2009. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases in the reclamation obligations to its future estimated payout.

Employment severance cost
Employment severance costs increased to $23 million in 2010 from $14 million in 2009. Employment severance costs recorded for the year ended December 31, 2010 relates to retrenchments in the South Africa region reflecting rationalization of operations at Great Noligwa, Kopanang, Tau Tona and Mponeng.
Profit/loss on sale of assets, realization of loans, indirect taxes and other
In 2010, the Company recorded a profit of $3 million compared to a loss of $10 million recorded in 2009. The profit in 2010 mainly related to profit on sale of investments held in B2Gold Corporation and Red 5 Limited, an insurance claim recovery at Savuka mine and royalties received. These profits was partially offset by the mandatory convertible bond underwriting and professional fees, the loss on disposal of land, equipment and assets, mineral rights and exploration properties and reassessment of indirect taxes payable in Tanzania, Brazil, Guinea and South Africa.
The loss in 2009 mainly related to the impairment of Pamodzi Gold debtor in South Africa whose operations were liquidated during October 2009, a loss on consignment stock and reassessment of indirect taxes payable in Tanzania, Brazil and Guinea being offset by the profit on disposal of the indirect 33.33 percent joint venture interest in Boddington Gold mine in Australia to Newmont Mining Corporation.
Non-hedge derivative loss and movement on bonds
Non-hedge derivative loss
A loss on non-hedge derivatives of $703 million was recorded in 2010 compared to a loss of $1,452 million in 2009 (which included normal purchase and sale exempted (“NPSE”) contracts re-designated to non-hedging instruments during the period) relating to the use of non-hedging instruments. These represent derivatives not designated in formal hedge accounting relationships. The change in fair value of such derivatives is recorded each period in the income statement.
During 2010, the Company eliminated its gold hedge book. The loss on scheduled hedge book maturities during 2010 was $277 million. Loss on non-hedge derivatives includes a realized loss of $2,698 million relating to the final tranche of the accelerated hedge buy-back, that commenced in September 2010 and was concluded on October 7, 2010. The final phase of hedge restructuring was funded with proceeds from the equity offering and the mandatory convertible bonds in September 2010, as well as cash from internal sources and debt facilities.
Therefore, the loss on non-hedge derivatives recorded for the year ended December 31, 2010 relates to the accelerated hedge book settlement, normal realized losses on non-hedge derivatives, the fair value movement of the conversion features of convertible bonds aggregating to $1.1 million and the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk during 2010.
During 2009, the Company embarked on a hedge buy-back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal purchases and sales exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. Of the total hedge buy-back cost of $797 million, the majority, being $580 million, related to contracts previously designated as NPSE, which allowed them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts that were not previously designated as NPSE contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company continued to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.

The impact in July 2009 of the related re-designation of the contracts discussed above resulted in an increase in the current non-hedge derivative liability and a consequential loss on non-hedge derivatives of $543 million. During the remainder of 2009, the contracts that were previously NPSE designated experienced a further fair value decline (recorded in loss on non-hedge derivatives) of $143 million, settlements of $130 million and thus resulted in a $556 million derivative liability balance as of December 31, 2009. During 2010, the contracts had a further fair value decline of $131 million, before all these contracts were settled for $687 million throughout the year.
Non-hedge derivatives recorded for the years ended December 31, 2010 and 2009 included:

	Year ended December 31,
	2010	2009
	(in US Dollars, million)
Loss on realized non-hedge derivatives	2,975	543
(Gain)/loss on unrealized non-hedge derivatives	(2,273)	876
Fair value loss on option component of convertible bonds	1	33

Net loss	703	1,452

Movement on bonds

	Year ended December 31,
	2010	2009
	(in US Dollars, million)
Fair value loss on mandatory convertible bonds	83	—

Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price of these bonds.
Equity income in associates
Equity income in equity method investments decreased from $88 million in 2009 to $40 million in 2010, mainly as a result of a decrease in revenue from gold sales at Yatela and Morila mines in Mali from $89 million and $135 million, respectively, in 2009 to $71 million and $117 million, respectively, in 2010. The decrease was mainly due to a decrease in production in 2010 compared to 2009. The decrease in production was partially offset by the increase in the average spot price of gold for 2010.
Taxation expense/benefit
A net taxation expense of $255 million was recorded in 2010 compared to a net tax benefit of $33 million recorded in 2009. Charges for current tax in 2010 amounted to $117 million compared to $166 million in 2009. The decrease in the current tax charge in 2010 mainly related to tax benefits on losses relating to the early hedge settlement and tax benefits relating to prior year in South Africa. This decrease was partly offset by an increase in the tax charge due to higher income as a result of the higher gold price. Charges for deferred tax in 2010 amounted to a net tax expense of $138 million compared to a net tax benefit of $199 million in 2009. The increase in the deferred tax charge in 2010 is mainly related to the reversal of deferred tax on unrealized non-hedge derivative losses. Refer to “Note 7 — Taxation” of the consolidated financial statements for deductible temporary differences expected to reverse.

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
The Australian operation at Sunrise Dam production decreased from 433,000 ounces in 2008 to 401,000 ounces in 2009. Average recovered grade decreased from 3.46 grams per tonne in 2008 to 2.87 grams per tonne in 2009. Total revenues decreased from $282 million in 2008 to $239 million in 2009. The decrease was partially offset by the increase in the average spot price of gold.
Production costs
Production costs increased from $2,159 million in 2008 to $2,229 million in 2009, which represents a $70 million, or 3 percent increase. The production costs of most of the operations increased in 2009. The increase was mainly as a result of an increase in operational costs including labor, consumables, power and ore stockpile adjustments. The increase in production costs was partially offset by the effects of cost saving initiatives.
The increase in production costs during 2009 was partially offset by a decrease in production costs in Argentina (Cerro Vanguardia) from $99 million in 2008 to $62 million in 2009. This was due to an increase in silver revenue (which is deducted from production costs) and the effects of cost saving initiatives.
South Africa continued to grapple with steeply rising electricity tariffs, evidenced by the 31 percent price increase effective from July 2009.
Exploration costs
Exploration costs increased from $126 million in 2008 to $150 million in 2009 mainly due to increased activities in Colombia relating to prefeasibility work at La Colosa, new projects in Canada and the Solomon Islands, increased activities in Australia, marginally offset by a drop in activities in the DRC and winding down of activities in China. For a discussion of AngloGold Ashanti’s exploration activities in 2009, see “Item 4B.: Business overview — Global exploration”.
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
Royalties paid by AngloGold Ashanti will increase further in 2010 as a result of the requirement in the South African Mineral and Petroleum Resources Act to pay additional royalties in South Africa from March 1, 2010. See “key factors affecting results — South African economic and other factors”.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense recorded in 2009 was similar to the $615 million recorded in 2008.
Impairment of assets
In 2009, AngloGold Ashanti recorded impairments amounting to $8 million compared to $670 million in 2008. Impairments in 2009 consist of impairment and write-off of the oxide treatment plant at the Obuasi mine and impairment of Tau Lekoa (held for sale). Following the classification of Tau Lekoa as held for sale, impairment testing was performed on the held for sale asset. As the estimated fair value did not support the carrying value, an impairment of $4 million was recorded. See “Note 5 — Costs and expenses: Impairment of assets” to the consolidated financial statements for additional information. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) guidance on discontinued operations, Tau Lekoa is not classified as a discontinued operation. See “Note 17 — Assets and Liabilities Held for Sale” to the consolidated financial statements.
Interest expense
Interest expense increased by $51 million to $123 million in 2009, compared to $72 million recorded in 2008. This was mainly due to the higher interest and fees on the Term Facility and a reduction in capitalized interest.
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
During 2009, the Company embarked on a hedge buy-back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal purchases and sales exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. Of the total hedge buy-back cost of $797 million, the majority, being $580 million, related to contracts previously designated as NPSE, which allowed them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts that were not previously designated as NPSE contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company continued to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.
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
Therefore, the loss on non-hedge derivatives recorded for the year ended December 31, 2009 primarily relates to the hedge buy-back that resulted in the accelerated settlement and related re-designation of the NPSE contracts discussed above, the fair value movement of the conversion features of convertible bonds amounting to $32.6 million (as described in Note 19 to the financial statements) and the revaluation of non-hedge derivatives, including those NPSE contracts re-designated as a result of the accelerated settlement as discussed above, resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk during 2009.
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

	Year ended December 31,
	2009	2008
	(in US Dollars, million)
Loss on realized non-hedge derivatives	543	1,243
Loss/(gain) on unrealized non-hedge derivatives	876	(985)
Fair value loss on option component of convertible bonds	33	—

Net loss	1,452	258

Other operating items
Other operating items, consisting of realized loss on other commodity contracts and (reversal of) provision for loss on future deliveries of other commodities and unrealized gain/loss on other commodity physical borrowings amounted to a net expense of $nil million in 2009 compared to a net expense of $19 million in 2008.
Equity income in associates
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
Taxation expense/benefit
A net taxation benefit of $33 million was recorded in 2009 compared to a net tax expense of $22 million recorded in 2008. Charges for current tax in 2009 amounted to $166 million compared to $94 million in 2008. Charges for deferred tax in 2009 amounted to a net tax benefit of $199 million compared to a net tax benefit of $72 million in 2008. The increase in the current tax charge in 2009 is mainly due to higher income as a result of the higher gold price and capital gains tax on the sale of the interest in Boddington. Refer to “Note 7 — Taxation” of the consolidated financial statements for deductible temporary differences expected to reverse.

5B. LIQUIDITY AND CAPITAL RESOURCES
Operating activities
2010
Net cash provided by operating activities was $1,038 million in 2010, significantly higher than the 2009 amount of $443 million. The increase in net cash provided by operations was mainly as a result of an increase in the gold price received during 2010.
Net cash outflow from operating working capital items amounted to $314 million in 2010, compared with an outflow of $21 million in 2009.
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
Investing activities
2010
Investing activities in 2010 resulted in a net cash outflow of $1,887 million, which is an increase of $1,619 million from an outflow of $268 million in 2009. Investing activities for non-hedge derivatives maturing resulted in an outflow of $984 million in the year ended December 31, 2010 compared to an outflow of $18 million for the same period in 2009. Proceeds received from the sale of assets decreased from $1,142 million in 2009 to $69 million in 2010 due to the inclusion of the sale of Boddington 2009.
2009
Investing activities in 2009 resulted in a net cash outflow of $268 million, which is a decrease of $1,325 million from an outflow of $1,593 million in 2008 mainly due to the $990 million in proceeds received from the sale of the 33.33 percent stake in Boddington which was offset in part by the $344 million acquisition of an effective indirect 45 percent interest in the Kibali gold project.
Financing activities
2010
During the second and third quarter of 2010, AngloGold Ashanti completed the following key financing transactions, namely:
1.	The issue of two rated US dollar bonds maturing in 10 and 30 years aggregating $1.0 billion. The net proceeds of $983 million were applied to repay and cancel amounts drawn under the $1.15 billion syndicated loan facility and the 2009 Term Facility;

2.	The entering of a four year unsecured Syndicated loan facility with a group of banks for $1.0 billion of which $950 million remained undrawn as at December 31, 2010;

3.	The entering of a ZAR1.5 billion ($222 million) short-term loan from FirstRand Bank Limited, of which $107 million was drawn as at December 31, 2010, to part fund the closing of the hedge book; and

4.	The raising of aggregate net proceeds of $1,562 billion in equal parts of a dual tranche capital raising comprising equity and three-year mandatory convertible bonds in order to, together with cash and drawings from credit facilities, fund the elimination of the hedge book.
Net cash generated by financing activities in the year ended December 31, 2010 amounted to an inflow of $230 million, which is a decrease of $73 million from an inflow of $303 million in the year ended December 31, 2009. Cash inflows from proceeds from loans in 2010 amounted to $2,316 million and included gross proceeds of $994 million raised from the rated bonds issued during April 2010, $789 million raised from mandatory convertible bonds during September 2010, $326 million raised from the Firstrand Bank Limited loan facility raised and $170 million raised from the $1 billion Syndicated loan facility. Financing activities for non-hedge derivatives maturing resulted in an outflow of $1,065 million in the year ended December 31, 2010 compared to an inflow of $35 million for the same period in 2009. Debt issuance costs paid during the year ended December 31, 2010 included $26 million on the mandatory convertible bonds and $13 million on the rated bonds.
Cash outflows from repayment of debt of $1,642 million during the year ended December 31, 2010 included the capital repayment of $1,060 million towards the $1.15 billion syndicated loan facility during June 2010, $250 million towards the 2009 Term Facility, $200 million towards the FirstRand Bank Limited loan facility, $120 million towards the $1.0 billion syndicated loan facility and normal scheduled loan repayments of $12 million.
Dividends paid increased from $56 million in 2009 to $117 million in 2010. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year’s results.
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
Dividends paid decreased from $58 million in 2008 to $56 million in 2009. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year’s results.
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
AngloGold Ashanti’s cash and cash equivalents decreased to $586 million (which includes $11 million for held for sale assets) at December 31, 2010 compared with $1,100 million at December 31, 2009. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands and is therefore subject to exchange controls. At December 31, 2010, approximately 36 percent of the Company’s cash and cash equivalents were held in US dollars, 31 percent were held in South African rands and 33 percent were held in other currencies.

On May 22, 2009, the Company concluded an issue of convertible bonds, in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent convertible into ADS of AngloGold Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company subsidiary wholly-owned by AngloGold Ashanti Limited. The business of AngloGold Ashanti Holdings Finance plc is to issue debt securities to finance the activities of AngloGold Ashanti Limited and its subsidiaries and associates. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend, loan or advances. The convertible bonds mature on May 22, 2014.
On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion four year revolving credit facility, at an interest rate of Libor plus 1.750 percent, with a syndicate of lenders to replace the existing $1.15 billion syndicated facility. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four year term. A commitment fee of 0.70 percent is payable quarterly in arrears on the undrawn portion of the facility. The syndicated loan facility will mature on April 20, 2014.
On April 22, 2010, the Company announced the pricing of an offering of a $700 million 10-year note and a $300 million 30-year note. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually at a rate of 5.375 percent on the $700 million bond and 6.50 percent on the $300 million bond. The bonds are payable in April 2020 and April 2040, respectively.
In September 2010, the Company issued mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of shares ranging from 18,140,000 at a share price equal to or lesser than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture and subject to adjustment. Concurrent with the mandatory convertible bonds offering was an equity offering which resulted in the issue of 18,140,000 shares at an issue price of R308.37 per share. Total gross proceeds of $789 million were received from each of these offerings.
During 2011, approximately $135 million of AngloGold Ashanti’s debt is scheduled to mature, consisting mainly of $107 million under the FirstRand Bank Limited loan facility due in May 2011.
AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2011 from cash on hand, cash flow from operations, existing credit facilities and, potentially if deemed appropriate long-term debt financing, the issuance of equity and equity linked instruments.
Short-term debt
AngloGold Ashanti’s short-term debt decreased to $135 million at December 31, 2010 from $1,292 million at December 31, 2009. Included in the short-term debt at December 31, 2010, were:
•	the amount outstanding of $107 million under the FirstRand Bank Limited loan facility due in May 2011;

•	$8 million in interest payable under the $700 million 10 year bond (interest charged at 5.375 percent per annum; the loan is repayable in April 2020 and is US dollar-based); and

•	$4 million in interest payable under the $300 million 10 year bond (interest charged at 6.50 percent per annum; the loan is repayable in April 2040 and is US dollar-based).

Long-term debt
AngloGold Ashanti’s long-term debt increased to $2,602 million at December 31, 2010 compared with $667 million at December 31, 2009. As at December 31, 2010, the Company’s long-term borrowings included:
Unsecured loans:
•	$994 million outstanding under the $700 million 10 year and $300 million 30 year rated bonds issued April 2010 (interest charged at 5.375 percent and 6.50 percent, respectively, per annum; the bonds are repayable in April 2020 and April 2040, respectively, and are US dollar-based).

•	The fair value of $872 million outstanding under the Mandatory Convertible Bonds issued September 2010 (quarterly coupons are paid at 6 percent per annum; the bonds are convertible into ADS until their maturity in September 2013 and are US dollar-based). The principal of this bond will be settled by the issue of shares as mentioned earlier and only the interest payments will be settled in cash.

•	$630 million outstanding under the convertible bonds issued on May 22, 2009 (interest charged at 3.50 percent per annum; the bonds are convertible, at holders’ option, into ADS up to May 2014 and are US dollar-based).

•	$50 million outstanding under the $1 billion Syndicated loan facility issued in April 2010 (interest charged at Libor plus 1.750 percent per annum; the loan is repayable in April 2014 and is US dollar-based).
Secured capital leases:
•	$39 million is repayable to Turbine Square Two (Proprietary) Limited for buildings financed (interest charged at an implied rate of 9.8 percent per annum, lease payments are payable in monthly installments terminating in March 2022, are rand-based and the buildings financed are used as security for these loans).

•	$10 million is repayable to Caterpillar Financial Services Corporation (Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in January 2015 and are US dollar-based. The equipment financed is used as security for these loans.)

As at December 31, 2010, AngloGold Ashanti’s total long-term debt, including the short-term portion maturing within 2010, was made up as follows:

$ (million)

Unsecured loans	2,679
Secured capital leases	58

Total	2,737
Less: Short-term maturities	135

Long-term debt	2,602

Debt maturities are scheduled as follows:

$ (million)

2011	135
2012	8
2013	877
2014	685
2015	2
Thereafter	1,030

Total	2,737

At December 31, 2010 the currencies in which the borrowings were denominated were as follows:

$ (million)

United States dollars	2,585
South African rands	146
Brazilian real	6

Total	2,737

Repayments of short-term and long-term borrowings amounted to $1,522 million and $120 million, respectively, in 2010.
At December 31, 2010, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)

Syndicated Loan Facility ($1,0 billion) — US dollar	950
FirstRand Bank Limited — US dollar	50
Absa Bank Limited — US dollar	42
FirstRand Bank Limited — rands	139
Standard Bank of South Africa Limited — rands	28
Nedbank Limited — rands	18
Absa Bank Limited — rands	5

Total undrawn	1,232

AngloGold Ashanti had no other committed lines of credit as of December 31, 2010.
As of December 31, 2010, the Company was in compliance with all debt covenants and provisions related to potential defaults.
AngloGold Ashanti, through its executive committee, reviews its short, medium and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.
Commitments and contingencies
For a detailed discussion of commitments and contingencies, see note 21 to the consolidated financial statements “Commitments and contingencies”.
As at December 31, 2010, capital commitments(1) and contingencies can be summarized over the periods shown below as follows:

	Expiration per Period
	Total	Less than 1	1 - 3	4 - 5	Over 5
Commitment	amount	year	years	years	years
(in millions)	$	$	$	$	$

Capital expenditure (contracted and not yet contracted)(1)	1,164	837	327	—	—
Guarantees	2,864	15	791	786	1,272
Other commercial commitments(2)	538	398	81	41	18

Total	4,566	1,250	1,199	827	1,290

(1)	Including commitments through contractual arrangements with equity accounted joint ventures of $12 million (2009: $6 million).

(2)	Excludes commitments through contractual arrangements with equity accounted joint ventures.

Derivatives accounted for at fair value
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company may enter into transactions which make use of derivatives. The Company has developed a risk management process to facilitate, control and monitor these risks. The board approves and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes. During the year, the Company had utilized a number of derivatives, including forward purchase and sale contracts and call and put options, to manage commodity price and foreign exchange risks. In order to provide exposure to the rising spot price of gold and the potential for enhanced cash flow generation the Company completed its final tranche of the hedge buy-back program and settled all the hedge book contracts used by the Company in the past to manage those risks.
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The following table represents the change in fair value of all derivative financial instruments:

$ (million)

Fair value of derivatives at January 1, 2010	(2,366)
Derivatives realized or otherwise settled during the year	2,975
Fair value of other new contracts entered into during the year	—
Change in fair value of derivatives during the year (1)	(780)
Option component of convertible bonds	(1)
Embedded derivatives	1
Warrants on shares	(4)

Fair value of derivatives at December 31, 2010	(175)

(1)	Net losses on revaluation of derivatives.
The fair value of the on-balance sheet derivatives at December 31, 2010 included:

$ (million)

Derivatives — current assets	1
Derivatives — non-current assets	—
Derivatives — current liabilities	—
Derivatives — non-current liabilities	(176)

Derivatives — net liabilities	(175)

The maturity of the fair value of derivatives as at December 31, 2010 was as follows:

Fair value of derivatives at December 31
	Maturity	Maturity	Maturity	Maturity
	less than	1 - 3	4 - 5	excess of	Total Fair
Source of fair value	1 year	years	years	5 years	value
(in millions)	$	$	$	$	$

Prices actively quoted	—	—	—	—	—
Prices provided by other external sources	—	—	—	—	—
Prices based on models and other valuation methods (1)	1	—	(176)	—	(175)

(1)	Fair value of volatility-based instruments (i.e. options) are calculated based on market prices, volatilities, credit risk and interest rates.
Recent developments
For a detailed discussion of recent developments, see note 30 to the consolidated financial statements “Subsequent events”.

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

	2010	2009	2008

Net income ($ millions)	27	16	10
Earnings per share (cents)(1)	7	4	3

Retained income — January 1 ($ millions)	86	70	60
Retained income — December 31 ($ millions)	113	86	70

(1)	Impact per basic and diluted earnings per common share.
Accounting for derivatives
The Company accounts for derivative contracts in accordance with the FASB ASC guidance for derivatives and hedging.
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
AngloGold Ashanti does not acquire, hold or issue derivative instruments for trading purposes. A number of products, including derivatives, are used to manage commodity price, interest rate and foreign exchange risks that arise out of the Company’s core business activities. Forward purchase and sale contracts and call and put options have been used by the Company to manage its exposure to gold and other commodity prices, interest rate and currency fluctuations.
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
Impairment of long-lived assets
AngloGold Ashanti’s long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. In assessing the potential impairment of its long-lived assets held for use, the Company must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows associated with these assets, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset. The Company performs impairment tests for goodwill at least annually during the fourth quarter and whenever certain indicators of impairment exist. Impairment calculation assumptions are included in notes to the consolidated financial statements — Note 5 “Costs and expenses”.
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
If the Company determines that it would be able to realize tax assets in the future in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded as a credit to income in the period that the determination is made. Management classifies taxes payable based on the likelihood of the amount required to be settled within twelve months, which are then reported within current liabilities. All other taxes payable are recorded within non-current liabilities.
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
Pension plans and post-retirement medical aid obligations
The determination of AngloGold Ashanti’s obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions are described in Note 26 to the consolidated financial statements “Provision for pension and other post-retirement benefits” and include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs and rates of increase in compensation costs. While the Company believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.
The main assumptions for 2010 relating to the most significant defined benefit plan were the discount rate, the expected return on plan assets and the compensation and pension plan inflation rates. The discount rate was determined using the South African bond yield rate (on the “benchmark” R186 bond) as a guide and adjusted for the taxation effects on pension plans.
The assumed level of salary increases relative to inflation was advised by the AngloGold Ashanti directors as well as the AngloGold Ashanti Human Resources department. The expected return on plan assets were based on the historical market performance of the underlying assets. For inflation targets the published Consumer Price Index (CPI) by the Department of Statistics as well as the South African Reserve Bank inflation target were used as a guide. Pension increases were assumed to be at 90 percent of the assumed inflation rate, based on the respective Fund’s pension increase policy.
•	Effects on results of operations
Company and plan participants’ contributions to the defined benefit funds are disclosed in note 26 to the consolidated financial statements “Provision for pension and other post-retirement medical benefits”. The total Company contributions to defined contribution plans for the years ended December 31, 2010, 2009 and 2008 amounted to $64 million, $53 million and $49 million, respectively.
•	Change in pension trends
The trend of the long-term expected return on the plan assets is lower at 9.99 percent for the year ended December 31, 2010 compared to 10.63 percent for the same period in 2009. The expected return on the defined benefit plan assets for 2010 amounted to $29 million compared to the actual 2010 return of $40 million. The long-term compensation and pension inflation increases estimated in 2009 at 7.5 percent and 4.95 percent, respectively, have decreased to 7.25 percent and 4.73 percent, respectively, which is in line with current economic indicators.
•	Sensitivity analysis
It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2010 valuation was a rate of 7.5 percent and the long-term salary inflation rate was 7.25 percent, which is in line with the actual average increases granted and expected future increases. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $3 million.

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
The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on metallurgical testing and ore type). Leach pad production cycles vary from several months to multiple years dependant on the height of the heap leach pad. The increased height of the pad and the resultant associated lengthy transport time of the solution to the internal collection ponds from which the pregnant solution is pumped significantly increase the time from placement of ore to the ultimate gold recovery.
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
The costs of materials currently contained on the leach pad are reported as a separate line item. As at December 31, 2010 and 2009, $91 million and $40 million, respectively, was classified as short-term as the Company expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap-leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short-term portion of materials on the leach pad as at December 31, 2010. As at December 31, 2010, $331 million was classified as long-term compared with $324 million as at December 31, 2009.

5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Research and development expenditure included in the income statement amounted to $4 million, $3 million and $1 million during 2010, 2009 and 2008 respectively.
5D.	TREND INFORMATION
Outlook: Gold production for 2011 is forecast to be between 4.55 million and 4.75 million ounces. Our production outlook is subject to, among other things, unplanned stoppages and safety-related interventions and the stability and availability of power in South Africa and other operational risks generally, which may affect production. See “Certain Forward-Looking Statements” which are included in this annual report.
Capital expenditure is expected to be approximately $1.5 billion to $1.6 billion in 2011 (2010: $1,015 million), of which 37 percent relates to South Africa, 26 percent to Continental Africa, 26 percent to the Americas and 10 percent to Australasia.
5E.	OFF-BALANCE SHEET ARRANGEMENTS
AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated associates. The most significant off-balance sheet item is the unaccrued future rehabilitation obligations, of which is discussed below. Normal purchase and normal sale exempt contracts which classified as an off-balance sheet item were redesignated as non-hedge derivatives during 2009.
Normal purchase and normal sale exempt contracts
During 2009, Gold derivative positions to the value of $797 million were accelerated and settled as part of a hedge buy back exercise. Of these accelerated settlements, the majority, being $580 million, were previously designated as NPSE contracts, allowing them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the provisions of the FASB ASC guidance for derivatives and hedging, necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. Management concluded, in accordance with the guidance for derivatives and hedging, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.
During 2010, all the contracts that were previously designated as NPSE were closed out and the Company completed the final phase of the acceleration and settlement of its hedge book.
Future rehabilitation liability
The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See note 20 to the consolidated financial statements “Provision for environmental rehabilitation”.

5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
As at December 31, 2010 AngloGold Ashanti had the following known contractual obligations:

		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 year	years	years	5 years
(in millions)	$	$	$	$	$

Long-term debt obligations including interest(1)	3,935	252	1,146	829	1,708
Capital lease obligations	92	10	19	15	48
Operating lease obligations	27	18	8	1	—
Purchase obligations
- Contracted capital expenditure(2)	176	176	—	—	—
- Other purchase obligations(3)	538	398	81	41	18
Environmental rehabilitation costs(4)	2,512	84	48	67	2,313
Derivatives(5)	176	—	—	176	—
Pensions and other post retirement medical obligations(6)	194	16	35	35	108
Uncertain taxes(7)	52	—	46	—	6

Total	7,702	954	1,383	1,164	4,201

(1)	Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the debt (Refer Note 19 of Item 18). Certain of these obligations will be settled by the issue of equity, refer item 5B Liquity and capital resources.

(2)	Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.

(3)	Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated exclude purchase obligations of equity accounted joint ventures.

(4)	Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see “Item 4B.: Business overview — Sustainable development : Environment, community and human rights”. Amounts stated include a total estimated liability of $54 million in respect of equity accounted joint ventures.

(5)	Estimated fair value of all derivatives. Also see “Item 5B.: Liquidity and capital resources — Derivatives accounted for at fair value”. Amounts stated include derivatives of equity accounted joint ventures. Warrants on shares of $1 million dollars not included in derivatives total.

(6)	Represents payments for unfunded plans or plans with insufficient funding.

(7)	Certain of the uncertain tax positions will prescribe in 2014.

6A.	DIRECTORS AND SENIOR MANAGEMENT
Directors
AngloGold Ashanti has a unitary board structure which comprises two executive directors and eight non-executive directors. Certain information with respect to AngloGold Ashanti’s directors as at December 31, 2010 is set forth below:

			Year first
Name	Age	Position	appointed(1)

Mark Cutifani	52	Executive director and chief executive officer	2007
Srinivasan Venkatakrishnan	45	Executive director, and chief financial officer	2005
Tito T Mboweni (3)	51	Independent non-executive director and chairman	2010
Thokoana J. (James) Motlatsi (4)(5)	59	Independent non-executive director and deputy chairman	1998
Frank B. Arisman (2)	66	Independent non-executive director	1998
Rhidwaan Gasant (2)	51	Independent non-executive director	2010
William (Bill) A Nairn	66	Independent non-executive director	2001
Lumkile W (Wiseman) Nkuhlu (2)	66	Independent non-executive director	2006/2009
Ferdinand Ohene-Kena	74	Independent non-executive director	2010
Sipho M Pityana	51	Independent non-executive director	2007

(1)	Directors who do not have a contract of employment with the company (non-executive directors) serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the non-executive directors (rounded down to the next whole number), must retire according to seniority or by lot but may be re-elected.

(2)	Member of the audit and corporate governance committee.

(3)	Appointed as chairman with effect from June 1, 2010.

(4)	Appointed as deputy chairman with effect from May 1, 2002.

(5)	Resigned from the board effective February 17, 2011.
EXECUTIVE DIRECTORS
Mr M Cutifani (52) (Australian),
BE (Min. Eng)
Chief executive officer
Mark Cutifani was appointed to the board of AngloGold Ashanti on September 17, 2007 and as chief executive officer on October 1, 2007. He is chairman of the Executive Committee and a member of the Transformation and Human Resources Development, Safety, Health and Sustainable Development, Investment, Party Political Donations, Risk and Information Integrity committees. He attends Audit and Corporate Governance Committee meetings as an invitee.
Mark has considerable experience across several mining sectors and operating jurisdictions, having worked extensively in the gold, coal and base metals industries since 1976 in the Americas, Africa, Australia and the Asia Pacific regions. Prior to joining AngloGold Ashanti, he held the position of chief operating officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco’s global nickel business. He is currently Vice-President of the South African Chamber of Mines.
Mr S Venkatakrishnan (Venkat) (45) (British),
BCom, ACA (ICAI)
Chief financial officer
Venkat joined AngloGold Ashanti on July 1, 2004 from Ashanti Goldfields Company Limited (Ashanti) where he was Chief Financial Officer until that company’s merger with AngloGold Limited in May 2004. He was appointed to the board on August 1, 2005, is a member of the Executive, Investment and Risk and Information Integrity committees and is invited to attend meetings of the Audit and Corporate Governance Committee.
Venkat has extensive financial experience, having been a director in the reorganisation services division of Deloitte & Touche in London prior to joining Ashanti in 2000.

NON-EXECUTIVE DIRECTORS
Mr TT Mboweni (51) (South African),
BA, MA, (Development Economics)
Chairman and independent non-executive
Tito Mboweni was appointed to the board and as chairman of AngloGold Ashanti on June 1, 2010. Mr Mboweni has a long and outstanding record of public service. As Labor Minister from 1994 to 1998, he was the architect of South Africa’s post-apartheid labor legislation which today continues to provide the basis for the mutually respectful labor relationships central to AngloGold Ashanti’s operational approach in South Africa. The past ten years have cemented his reputation as one of the world’s foremost and highly respected Central Bank governors. He is chairman of the Nominations Committee and is a member of the Investment, Financial Analysis and Party Political Donations committees.
Dr TJ Motlatsi (59) (South African),
Hon DSoc Sc (Lesotho)
Deputy chairman and independent non-executive
James Motlatsi was appointed to the board of AngloGold Ashanti on April 1, 1998 and deputy chairman on May 1, 2002.
He is chairman of the Transformation and Human Resources Development and the Party Political Donations committees and a member of the Safety, Health and Sustainable Development, Nominations and Remuneration committees.
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
James retired from the board on February 17, 2011.
Mr FB Arisman (66) (American),
MSc (Finance)
Independent non-executive
Frank Arisman joined the board of AngloGold Ashanti on April 1, 1998. He serves on six board committees: Audit and Corporate Governance, Safety, Health and Sustainable Development, Nominations, Remuneration, Risk and Information Integrity committees and chairs the Investment and the Financial Analysis committees.
Frank, who resides in the USA, has a rich background in management and finance through his experiences at JP Morgan where he held various positions prior to his retirement.
Mr R Gasant (51) (South African),
CA (SA), ACIMA
Independent non-executive
Rhidwaan Gasant was appointed to the board of AngloGold Ashanti on August 12, 2010 and is chairman of the Risk and Information Integrity Committee, as well as a member of the Audit and Corporate Governance, Nominations and Financial Analysis Committees. He is the former Chief Executive Officer of Energy Africa Limited and a former finance director of Engen Ltd and sits on the board of South African and international non-public companies in the MTN Group.

Mr F Ohene-Kena (74) (Ghanaian),
MSc Engineering, DIC, ACSM
Independent non-executive
Ferdinand (Fred) Ohene-Kena was appointed to the board of AngloGold Ashanti on June 1, 2010. He is the former Ghanaian Minister of Mines and Energy and is currently a member of the Ghana Judicial Council. He is the Chairman of the Ghana Minerals Commission and is a member of the President’s Economic Advisory Council. Mr Ohene-Kena is a member of the Safety, Health and Sustainable Development, Transformation and Human Resources Development and Nominations Committees.
Mr WA Nairn (66) (South African),
BSc (Mining Engineering)
Independent non-executive
Bill Nairn has been a member of the board of AngloGold Ashanti since January 1, 2000 and chairs the Safety, Health and Sustainable Development Committee. He is a member of five other committees: Transformation and Human Resources Development, Investment, Party Political Donations, Nominations and Risk and Information Integrity committees. Bill, a mining engineer, has considerable technical experience, having been the group technical director of Anglo American plc until 2004 when he retired from the company.
Prof LW Nkuhlu (66) (South African),
BCom, CA (SA), MBA (New York University)
Independent non-executive
Wiseman Nkuhlu was appointed to the board on August 4, 2006. He has been the chairman of the Audit and Corporate Governance Committee since May 5, 2007, having served as deputy chairman of the committee from August 4, 2006. He also serves as a member of the Nominations, Party Political Donations, Remuneration, Safety, Health and Sustainable Development and Risk and Information Integrity, and the Financial Analysis committees.
Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa’s Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva based International Organization of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB).
Mr SM Pityana (51) (South African),
BA (Hons) (Essex), MSc (London), Dtech (Honoris) (Vaal University of Technology)
Independent non-executive
Sipho Pityana joined the board of AngloGold Ashanti on February 13, 2007 and assumed the chairmanship of the Remuneration Committee on August 1, 2008. He is a member of the Safety, Health and Sustainable Development, Party Political Donations, Investment, Nominations, Transformation and Human Resources Development, Risk and Information Integrity and the Financial Analysis committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labor and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti’s BEE partner. He serves as a non-executive director on the boards of several other South African companies.

Board movements during 2010
Mr R P Edey retired as chairman and member of the board at the conclusion of the annual general meeting held on May 7, 2010.
Mr T T Mboweni was appointed as chairman and member of the board and Mr F Ohene-Kena was appointed as a member of the board with effect from June 1, 2010.
Mr R Gasant was appointed as a member of the board and as a member of the Audit and Corporate Governance Committee with effect from August 12, 2010.
In terms of the company’s memorandum and articles of association, there is no mandatory retirement age for non-executive directors. Non-executive directors do not hold service contracts with the company.
In accordance with the articles of association of AngloGold Ashanti, all non-executive directors must retire at least once every three years by rotation and may be re-elected by shareholders. At the annual general meeting held on May 7, 2010, Mr F B Arisman who retired by rotation and Prof L W Nkuhlu who retired in terms of the company’s articles of association at the annual general meeting made themselves available for re-election and election respectively and were appointed by shareholders at the annual general meeting.
At the annual general meeting held on May 11 2011, Mr T T Mboweni, Mr F Ohene-Kena and Mr R Gasant who were all appointed to the board since the last annual general meeting, retired from the board in terms of the company’s articles of association, and having made themselves available for election to the board, were appointed by the shareholders. Mr W A Nairn and Mr S M Pityana who retired by rotation at the annual general meeting held on May 11, 2011 and having made themselves available for re-election, were re-elected by shareholders.
Board movements subsequent to year-end
On February 17, 2011, Dr T J Motlatsi retired from the board.
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
In addition to Mr M Cutifani and Mr S Venkatakrishnan, the two executive directors, the following make up the Executive Committee. The business experience and functions of the executive committee members of AngloGold Ashanti, as at December 31, 2010 are as follows.
Dr CE Carter (48),
BA (Hons), DPhil, EDP
Executive Vice President — Business Strategy and
Organizational Effectiveness
Charles Carter has worked in the mining industry in South Africa and the US since 1991, in a range of corporate roles with Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. He was appointed Executive Vice President — Business Strategy in December 2007 and is responsible for corporate strategy and business planning, risk management and investor relations. In late 2009, he assumed additional responsibility for the group’s Human Resources function, and now also has oversight of Project ONE’s ongoing implementation and integration into the business.

Mr RN Duffy (47),
BCom, MBA
Executive Vice President — Continental Africa
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include Greenfield exploration. He was appointed to the Executive Committee in August 2005. Richard was appointed as Executive Vice President — Continental Africa in July 2008.
Mr GJ Ehm (54),
BSc Hons, MAusIMM, MAICD
Executive Vice President — Australasia
Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in 2000, Regional Head — Australia in 2006 and Executive Vice President — Australasia in December 2007. He assumed the role of Executive Vice President — Tanzania on June 1, 2009 where he led a successful implementation of a turnaround strategy for the Geita mine. In August 2010 he resumed the position of Executive Vice President — Australasia.
Mr RW Largent (50),
BSc (Min. Eng), MBA
Executive Vice President — Americas
Ron Largent has been with AngloGold Ashanti since 1994. He has served on the board of directors for the Colorado Mining Association, California Mining Association and Nevada Mining Association. In 2001, he was appointed general manager of the Cripple Creek & Victor Gold Mine and took up his current role as Executive Vice President — Americas in December 2007.
Mr RL Lazare (54),
BA, HED, DPLR, SMP
Executive Vice President — South Africa
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In December 2004, he was appointed an executive officer with responsibility for South African operations and in July 2008, Executive Vice President — Human Resources. From November 17, 2009, Robbie was assigned to lead a strategy review of the South African operations and is now responsible for the South Africa region as Executive Vice President — South Africa Region.
Mr AM O’Neill (53),
BSc (Mining Engineering), MBA
Executive Vice President — Business and Technical Development
Tony O’Neill joined AngloGold Ashanti in July 2008 as Executive Vice President — Business and Technical Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since 1978 included the roles of executive — operations at Newcrest Mining Limited and executive general manager for gold at Western Mining Corporation.
Mr TML Setiloane (51),
FAE, BSc (Mech Eng)
Executive Vice President — Business Sustainability
Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he had been an executive director. He was appointed an executive officer and a member of AngloGold Ashanti’s Executive Committee in February 2006 and as Executive Vice President — Sustainability in December 2007.

Ms YZ Simelane (45),
BA LLB, MAP, EXMPM
Senior Vice President — Corporate Affairs
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers’ Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and Vice President — Government Relations in July 2008. In November 2009, she was appointed Senior Vice President — Corporate Affairs.
OFFICE OF THE COMPANY SECRETARY
Ms L Eatwell (56),
FCIS, FCIBM
Lynda Eatwell joined AngloGold in 2000 as assistant company secretary and was appointed company secretary in December 2006. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed. She also advises members of the board on their duties and responsibilities as directors.
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
VA Chamberlain (48)
MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM
Vaughan has 25 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 and currently holds the position of Vice President — Geosciences and is chairman of the Mineral Resources and Ore Reserves Steering Committee.

6B. COMPENSATION
REMUNERATION COMMITTEE
Remuneration Committee
The Remuneration Committee comprises only independent non-executive directors and is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of the company.
The performance of each executive director is assessed relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key predetermined targets. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole.
The members and attendance at remuneration committee meetings during 2010 is reflected below:
The following symbols are used to describe various aspects of meeting attendance:
Symbol Meaning
√	Director attended meeting.

X	Apologies received from director prior to meeting and leave of absence granted.

—	Attendance not required as director was not a member of the board or committee at the time of the meeting.

Members	February 11	March 9	May 4	August 5	November 8
Mr SM Pityana (Chairman)	√	√	√	√	√
Mr FB Arisman	√	√	√	√	√
Mr RP Edey (1)	√	√	√	—	—
Dr TJ Motlatsi	X	√	√	√	√
Prof LW Nkuhlu	√	√	√	√	√

By invitation
Mr M Cutifani	√	√	√	√	√
Mr TT Mboweni (2)	—	—	—	√	√

(1)	Retired on May 7, 2010

(2)	Appointed on August 1, 2010
All meetings of the committee are attended by the chief executive officer and executive vice president — human resources, except when their own remuneration or benefits are being discussed. The services of PWC (formerly PricewaterhouseCoopers) were retained to act as independent, expert advisers on executive remuneration.
Mr Pityana resigned as chairman of the committee, on March 25, 2011 in order to remove any perception that may exist of a potential conflict of interest, given his association with the company’s BEE partner. A new chairman of the remuneration committee will be appointed by the board in May 2011.
Remuneration policy
AngloGold Ashanti aims to be the leading gold mining company in the medium-term and the leading mining company in the long-term. This ambitious growth objective requires that the company’s remuneration strategies are sufficiently robust and innovative to attract people with the requisite skills on a global basis. The remuneration policy is devised to support this business strategy.

The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy. This policy has as its objectives to:
•	attract, reward and retain executives of the highest caliber;

•	align the behavior and performance of executives with the company’s strategic goals, in the overall interests of shareholders;

•	ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and

•	ensure that senior regional management is competitively rewarded within a global remuneration policy, which recognizes both local and global market practice.
In particular, the Remuneration Committee is responsible for:
•	the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and

•	the design and operation of the company’s executive share option and other share incentive schemes.
The following principles are applied to give effect to the remuneration policy and in determining executive remuneration:
•	to attract, reward and retain executives of the highest caliber, executive remuneration is benchmarked against a comparator group of global and selected South African mining and multi-national companies. The most recent benchmarking exercise conducted by independent consultants, PWC, indicates that the total remuneration of the executive directors is above the median of the comparator group, but the remuneration of the executive vice presidents (EVP) lags that of the peer group. Specific cash-based retention plans (settled after a three-year period) have been put in place to address this issue. However, a systemic adjustment of the remuneration levels for executives and senior management is required to ensure that the company’s remuneration levels are consistent with global pay levels in the mining sector, and that the company can compete effectively in the global market;

•	to ensure the appropriate balance between short-, medium- and long-term incentives, annual remuneration is a combination of base pay and short- and long-term incentives, with salary comprising about 35 percent — 45 percent of annual remuneration if the bonus and LTIP targets are partially achieved. Full achievement of the BSP and LTIP targets results in salary comprising between 24 percent and 35 percent of total annual remuneration; and

•	to align the behavior and performance of executives with the company’s strategic goals, all incentive plans align performance targets with shareholder interests. The quantum of the short-term incentive and the related bonus shares are determined with respect to current performance and the vesting of the LTIP awards is determined with respect to company performance over the three years following the date of grant.
During 2010, the key remuneration decisions taken were as follows:
As a result of the benchmarking exercise comparing the EVP with the global comparator group, adjustments in excess of the South African inflationary increases were made to close the gap between the EVP basic salaries and the comparator group median. The outcome of this review, as it affects EVP basic salaries, is explained further in this report.
A decision was taken not to renew the retention scheme but to ensure that going forward, the salaries of senior management and the executive are competitive against the local and international mining market.
Some steps were taken in 2010 to align with the King III requirements. AngloGold Ashanti is not compliant with King III in the following areas:
•	Performance drivers on the STI (Short Term Incentive) scheme (BSP) and the LTI (Long Term Incentive) scheme (LTIP) are duplicated ie. EPS, resource to reserve conversion and safety. The duplicated drivers are key to success of the company and therefore, at least for now, the drivers will remain as is;

•	Executive contracts do not contain a shorter notice period in the event of dismissal;

•	AngloGold Ashanti does have compensation for executives in the event of severance as a result of a change in control. This is felt necessary in order to retain executives particularly during turbulent economic times and while the company undergoes significant change in numerous areas; and

•	AngloGold Ashanti does, in some countries, pay salaries which are on average above the median of the market. This is also felt necessary in order to retain the key skills already within the company and to attract talented individuals, particularly in those countries where there are shortages of critical skills.

Executive remuneration
Executive Remuneration takes into account remuneration paid to the members of the Executive Committee. Executive directors’ remuneration and the remuneration paid to the other members of the Executive Committee currently comprise the following elements:
•	Basic salary;

•	Pensions and risk benefits;

•	Other benefits;

•	Retention award;

•	Short-term incentive; and

•	Long-term incentive.
Each component is described in more detail below:
•	Basic salary is subject to annual review by the Remuneration Committee and is reviewed with reference to market data of a group of comparator companies in the South African and relevant international markets. The median of the comparator group is the primary point of reference for the remuneration policy. However, the transition from a primarily South African company to a global company has resulted in the actual remuneration of management below the executive director level, lagging significantly. The individual salaries of the executive management are reviewed annually in accordance with their own performance, experience, responsibility and company performance.

•	Pensions and risk benefits: There are a range of retirement funds to which the executive management belong, which is dependent on the country in which they work and the individual’s nationality. For example, the South African executive management belong to either the AngloGold Ashanti Pension Fund or the Evergreen Provident Fund. Executive management who are non-South African citizens but working in South Africa have the option of electing a retirement benefit in their country and currency of choice, in which case, the company contributes an amount equal to the contribution made for other AngloGold Ashanti executives. Death and disability cover reflects best practice amongst comparable employers in South Africa.

•	Other benefits: Executive management are members of an external medical aid scheme, which covers the individual and his/her immediate family.

•	Bonus Share Plan (BSP) is a short-term incentive plan under which award levels are determined with reference to the achievement of a set of stretched company and individual performance targets. For 2010, the company targets were based on performance measures including:
•	earnings per share (EPS);

•	gold production;

•	cost control; and

•	resource to reserve conversion.
A safety multiplier/penalty was also applied so that the safety record could be taken into account when determining the extent to which performance targets are achieved.
The weighting of the respective contribution of company and individual targets at the executive management level is 60 percent company and 40 percent individual.
The bonus paid comprises two separate parts:
•	a cash bonus, which may not exceed 50 percent of the maximum bonus allocated per level, is payable at the end of the relevant financial year; and

•	an equity bonus to the equivalent value of the cash bonus, settled by way of BSP share awards, which together with the cash bonus, may not exceed the maximum bonus.
The BSP awards vest over a two-year period and vesting is subject to the individual being in the employ of the group at the date of vesting. In respect of the BSP awards granted after January 1, 2008, 40 percent of the awards vest on the first anniversary from the date of grant and the remaining 60 percent of awards vest on the second anniversary from the date of grant. Provided that the individual has not exercised any BSP awards during the vesting period, he or she will be eligible to receive an additional 20 percent BSP awards on the third anniversary from the date of grant.

The maximum bonus achievable under the BSP (expressed as a percentage of basic salary) is shown in the table below. For these purposes, basic salary includes offshore payments:

				On target
				BSP award
				(face value
	Maximum	On target	On target	at date of
Position	bonus	bonus	cash bonus	grant)

Chief executive officer	160%	80%	40%	40%
Executive directors	140%	70%	35%	35%
Executive management	120%	60%	30%	30%
Other management	100%	50%	25%	25%

In respect of 2010, the performance targets imposed on BSP awards were achieved at a level of 62.3 percent. The payments made under the BSP in respect of the 2010 financial year to executive management are disclosed in this Remuneration Report.
In respect of the 2011 BSP awards, the performance targets to be satisfied will be based on the targets summarized above.
Cash payments, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, were made when the BSP awards granted in 2007, 2008 and 2009 vested during 2010.
Long-Term Incentive Plan (LTIP). The objective of the LTIP is to align the interests of the executive management with those of the company and the shareholders over the medium- to long-term.
Under the LTIP, the executive management are granted a right to receive shares in the company, subject firstly to performance conditions being achieved over the specified performance period and secondly to continued employment with the group.
The performance targets used for vesting of the LTIP awards are determined annually by the Remuneration Committee and link directly to the company’s strategy. The LTIP awards are granted with a three-year vesting period. For awards granted in 2009, the company targets were based on measures including:
•	EPS;

•	total shareholder return (TSR) against a comparator group of gold mining companies;

•	safety; and

•	resource generation.
LTIP awards will vest on the following basis for the 2009 and 2010 awards:
1.	Earnings per share (30 percent weighting)

EPS growth of at least 2 percent, net of US inflation per year over the three-year vesting period. Partial vesting occurs at 2 percent growth per year and full vesting at 5 percent growth per year.

2.	Total shareholder returns (30 percent weighting)

TSR relative to a group of global peer gold mining companies. For vesting of the 2009 and 2010 LTIP awards to occur, the company’s TSR has to be at least equal to the third place performer from the comparator group for partial vesting, and second or better for full vesting.

3.	Strategic target (40 percent weighting) The strategic target is divided into two parts:
i)	Safety performance (20 percent weighting)

The company’s safety performance has become the primary strategic target from an operating perspective and it is essential that the company’s performance shows significant improvement. The target is a 20 percent year-on-year improvement in fatal injuries (FIFR) and in lost-time injuries (LTIFR) during the period. For partial vesting a minimum of a 10 percent improvement per year must be achieved.

ii)	Reserve and resource ounce generation (20 percent weighting)

The target is at least 9 million ounces at the measured and indicated resource level, and 5 million ounces at the published reserves level for full vesting, and 7 million ounces and 3 million ounces respectively for partial vesting.

In this context, partial vesting means that 50 percent of the weighted target is achieved (except in the case of TSR where partial vesting means a 40 percent achievement of target) while full vesting results in a 100 percent achievement. Achievement between partial and target results in vesting calculated on a straight line graph between these two points.
The value of awards which may be granted under the LTIP by reference to the face value of the awards as at the date of grant and expressed as a percentage of basic salary, is shown in the table below. In this table, “face value” means the value of the award at the current share price (i.e. share price x number of shares under award) assuming all performance criteria are met and the awards vest in full. Since the introduction of the LTIP awards, vesting has ranged from between 40 percent and 82 percent.
In this context basic salary includes offshore payments:

Maximum
Position	face value

Chief executive officer	120%
Executive directors	100%
Executive management	80%
Other management	80%

The LTIP awards granted in respect of the 2010 financial year, issued in 2011, to executive management are disclosed in this Remuneration Report under the Share Incentive Scheme section.
In respect of the LTIP awards granted in 2008 which vested during 2011, 82 percent of the award vested following the testing of the performance conditions. In making up the 82 percent, earnings per share with its 30 percent weighting and strategic targets with its 40 percent weighting were 100 percent vested (safety, 20 percent, and reserve and resource ounce generation, 20 percent). Of the 30 percent weighting for total shareholder return, only 12 percent vested.
In respect of the LTIP awards granted in 2011, the performance targets to be satisfied will be based on the targets summarized above and certain changes to the maximum face value or maximum expected value of awards for the chief executive officer, chief financial officer and executive vice presidents were proposed to and approved by shareholders on May 11, 2011.
At the discretion of the Remuneration Committee, a cash payment, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, will be made to employees to whom LTIP awards were granted, to the extent that these LTIP awards vest after the performance conditions have been tested.
Directors’ service contracts
Service contracts of executive directors are reviewed annually. Mark Cutifani, as chief executive officer, has a twelve-month notice period while the notice period for the chief financial officer Srinivasan Venkatakrishnan, is nine months. Executive vice presidents have a six-month notice period, while senior vice presidents and vice presidents have three-month notice periods. The contracts also provide for a payment of twenty-four months’ salary in the case of the chief executive officer; eighteen months in the case of the chief financial officer and twelve months in the case of other executive management, in the event of a material change in role, responsibilities or remuneration, including loss of employment, following a new shareholder assuming control of the company.
COMPENSATION OF EXECUTIVE DIRECTORS AND EXECUTIVE MANAGEMENT
Under the Listings Requirements of the JSE and as required by King III, from 2010, AngloGold Ashanti discloses compensation paid to its executive directors and its top three earners who are not executive directors, on an individual basis, while compensation paid to the remaining executive officers/executive management is disclosed in the aggregate.
The following table presents the compensation paid by AngloGold Ashanti to executive management during 2010 and 2009. Executive directors do not receive payment of directors’ fees, committee fees and travel allowances.

EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT REMUNERATION

							Pre-tax gain on share
	Appointment(2)		Performance related	Pension scheme	Other	Encashed	options
All figures in $000(1)	From/To	Salary	payments(3)	contributions(4)	Benefits(4)	leave(5)	exercised(6)	Total
Executive directors’ remuneration 2010
M Cutifani	Full year	1,567	1,170	286	47	—	—	3,070
S Venkatakrishnan	Full year	961	681	179	303	—	—	2,124

		2,528	1,851	465	350	—	—	5,194

Executive management (non-directors) — top three earners remuneration 2010
Top earner 1	Full year	1,209	545	269	117	—	—	2,140
Top earner 2	Full year	626	339	109	254	—	409	1,737
Top earner 3	Full year	547	233	57	162	—	456	1,455

		2,382	1,117	435	533	—	865	5,332

Remainder of Executive management’s remuneration 2010 representing 5 executive managers	Full year	2,627	1,501	360	720	19	389	5,616

Total Remuneration 2010, comprising:
Executive directors and Executive management (incorporating Top-three earners and remaining executive management)		7,537	4,469	1,260	1,603	19	1,254	16,142

Executive directors’ remuneration 2009
M Cutifani	Full year	1,294	910	228	76	—	—	2,508
S Venkatakrishnan	Full year	785	512	143	232	—	313	1,985

		2,079	1,422	371	308	—	313	4,493

Executive management’s remuneration 2009 representing 10 executive management	Full year	4,488	2,029	537	1,208	47	2,430	10,739

Total executive directors, and executive management remuneration 2009		6,567	3,451	908	1,516	47	2,743	10,143

(1)	Where directors’ compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollar using the following year-to-date average rate of exchange R7.3028:$ (2009: R8.38510:$).

(2)	Salaries are disclosed only for the period from or to which office was held.

(3)	In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance related payments calculated on the year’s financial results.

(4)	Includes health care, personal travel and retention payments.

(5)	Pursuant to AngloGold Ashanti’s policy regarding the number of leave days that may be accrued, all surplus leave days accrued are compulsorily encashed.

(6)	In 2009, Mr Venkatakrishnan applied all of the proceeds after tax from the sale of his share options to acquire 5,130 ordinary shares (2008: 4,569) in AngloGold Ashanti. Of the 92,452 share options exercised by the executive management, the proceeds from the sale of 48,595 options were used to acquire 16,911 ordinary shares in AngloGold Ashanti (2008: of the 15,563 share options exercised by the executive management, the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares in AngloGold Ashanti).
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
At the annual general meeting of shareholders held on May 11, 2011, shareholders approved an increase to the fees payable to non-executive directors.
This was to ensure that the remuneration of non-executive directors remains competitive in order to enable the company to attract and retain persons of the caliber required in order to make meaningful contributions to the company given its global spread and growth aspirations and having regard to the appropriate capability, skills and experience required.
A survey of fees paid by multi-jurisdictional companies to non-executive directors, including those in the mining industry, was commissioned by the company. The findings of the survey highlighted the disparity between the fees paid by the company (which tends to be lower) and international best practice (which tends to be higher).
The Remuneration Committee has recommended and the board has approved that the fees paid to non-executive directors be adjusted over a three year period, to accord with international best practice and to better align comparable reward across all directors, while at the same time taking into account where necessary the particular market dynamics of the jurisdictions from which directors are recruited. In order to achieve this, the proposed increases in fees to be paid to non-executive directors (for the first year of the three year period) as contemplated, range from 10 percent for the Chairman and non-South African directors residing outside of Africa, 15 percent for South African resident directors and 25 percent for non-South African directors residing in Africa. These increases were approved by shareholders on May 11, 2011.
The increases as approved by shareholders are shown below:
1.1	Non-Executive Directors’ fees for six board meetings per annum

		Current fee per	Increased fee per
1.1	Board Meetings	annum	annum
1.1.1	South African resident Chairman	R1,520,300	R1,672,330
1.1.2	South African resident Deputy Chairman	R650,000	R747,500
1.1.3	South African resident directors	R270,000	R310,500
1.1.4	Non-South African resident directors who are resident in Africa	US$33,750	US$42,188
1.1.5	Non-South African resident directors who are resident in jurisdictions other than Africa	US$60,000	US$66,000
1.2	Allowance for attendance by non-executive directors at additional board meetings

Each non-executive director will be entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum, as follows:

		Current fee per	Increased fee per
1.2	Additional Board Meetings	meeting	meeting
1.2.1	South African resident Chairman	R78,000	R85,800
1.2.2	South African resident Deputy Chairman	R32,400	R37,260
1.2.3	South African resident directors	R16,000	R18,400
1.2.4	Non-South African resident directors who are resident in Africa	US$2,000	US$2,500
1.2.5	Non-South African resident directors who are resident in jurisdictions other than Africa	US$3,000	US$3,300

1.3	Travel allowance to be paid to non-executive directors who travel from outside South Africa to attend board meetings

Each non-executive director who is not in South Africa and who travels to attend board meetings will be entitled to receive a travel allowance on the basis set out below. In addition to the travel allowance payable, the company will cover all accommodation and sundry costs. The travel allowance for directors outside South Africa who attend board meetings is as follows:

		Current fee per	Increased fee per
1.3	Additional Board Meetings	meeting	meeting
1.3.1	South African resident directors	Rnil	Rnil
1.3.2	Non-South African resident who are resident in Africa	US$6,000	US$7,500
1.3.3	Non-South African resident directors who are resident in jurisdictions other than Africa	US$8,000	US$8,800
2.1	Board committee fees payable to non-executive directors

The fee paid to each non-executive director in respect of such director’s membership of a committee of the board will be increased with effect from June 1, 2011 on the basis set out below:

		Current fee per	Increased fee per
2.1	Board Committee Meetings	annum	annum
Audit and Corporate Governance Committee
2.1.1	Chairman — South African resident	R160,000	R184,000
2.1.2	Member — South African resident	R135,000	R155,250
2.1.3	Member — Non-South African resident who are resident in Africa	US$16,875	US$21,094
2.1.4	Member — Non-South African resident who are resident in jurisdictions other than Africa	US$25,315	US$27,847
Other Committees (being Investment, Remuneration, Safety, Health and Sustainable Development, Transformation and Human Resource Development, Risk and Information Integrity and such other committees of the board as may be established from time to time)
2.1.5	Chairman — South African resident	R130,000	R149,500
2.1.6	Chairman — Non-South African resident who is resident in Africa	US$16,250	US$20,313
2.1.7	Chairman — Non-South African resident who are resident in jurisdictions other than Africa	US$25,000	US$27,500
2.1.8	Member — South African resident	R110,000	R126,500
2.1.9	Member — Non-South African resident who is resident in Africa	US$13,750	US$17,188
2.1.10	Member — Non-South African resident who is resident in jurisdictions other than Africa	US$20,000	US$22,000
2.2	Fees payable to non-executive directors in respect of their attendance at meetings of committees of the board which meet on an ad hoc basis

Each non-executive director will be entitled to an allowance for each board committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including, the Financial Analysis committee, the Party Political Donations committee, the Nominations committee and any special purpose committee established by the board as follows:

		Current fee per	Increased fee per
2.2	Board Committee and Special Purpose Committee	meeting	meeting
2.2.1	South African resident directors	R16,200	R18,630
2.2.2	Non-South African resident who are resident in Africa	US$2,025	US$2,531
2.2.3	Non-South African resident directors who are resident in jurisdictions other than Africa	US$3,000	US$3,300

NON-EXECUTIVE DIRECTORS’ REMUNERATION

				Com-				Com-
			Directors’	mittee			Directors’	mittee
All figures stated to the	Appointment		fees(3)	fees	Travel(4)	Total	fees(3)	fees	Travel(4)	Total
nearest $000(1)	From(2)	To(2)	2010				2009

RP Edey (outgoing Chairman)		May 7, 10	114	30	20	164	204	38	40	282
T T Mboweni (Chairman)	June 1, 10		121	14	—	136	—	—	—	—
Dr TJ Motlatsi (Deputy chairman)			86	51	—	137	67	33	—	100
FB Arisman			51	86	32	169	40	36	26	102
RE Bannerman		May 15, 09	—	—	—	—	14	8	10	32
R Gasant	Aug 12, 10		15	16	—	31	—	—	—	—
JH Mensah		May 15, 09	—	—	—	—	14	12	5	31
WA Nairn			36	58	—	94	27	34	—	61
Prof LW Nkuhlu (5)			36	67	—	103	29	31	—	60
F Ohene-Kena	June 1, 10		19	15	11	45	—	—	—	—
SM Pityana			36	73	—	109	27	47	—	74

Total — non-executive directors			514	410	63	987	422	239	81	742

(1)	Where non-executive directors’ compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollars using the following yearly average rate of exchange: 2010: R7.30280:$1 and 2009: R8.38510:$1.

(2)	Fees are disclosed only for the period from or to which, office is held.

(3)	At the annual general meeting of shareholders held on May 7, 2010 shareholders approved an increase in directors’ fees with effect from June 1, 2010 as follows:

	For six	Additional
	meetings	per meeting	Travel(4)

— Chairman	R1,520,300	R78,000	$10,000
— Deputy chairman	R650,000	R32,400	—
— South African resident directors	R270,000	R16,000	—
— Non-South African directors
— Living in Africa	$33,750	$2,000	$6,000
— Living other than Africa	$60,000	$3,000	$8,000
The fees payable in respect of committees as approved by shareholders at the annual general meeting held on May 7, 2010 are as follows:
From June 2010

	Audit
	and Corporate
	Governance	Other	Ad hoc
	committee	committees	committees
	(per annum)	(per annum)	(per meeting)

— Chairman — South African resident	R160,000	R130,000	—
— Chairman — Living in Africa	—	$16,250	—
— Chairman — Living other than Africa	—	$25,000	—
— South African resident members	R135,000	R110,000	R16,200
— Non-South African members
— Living in Africa	$16,875	$13,750	$2,025
— Living other than Africa	$25,315	$20,000	$3,000

(4)	A payment of a travel allowance, per board meeting, is paid to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.

(5)	Dr Motlatsi retired from the board effective February 17, 2011.
Rounding may result in computational differences.
Non-executive directors are not eligible to participate in the Share Incentive Scheme.

6C. BOARD PRACTICES
THE BOARD OF DIRECTORS
The Articles of Association of AngloGold Ashanti requires the board to be composed of a minimum of four directors. The company is governed by a unitary board, comprising of two executive directors: the chief executive officer and the chief financial officer and eight independent non-executive directors who all meet the board’s independence criteria.
There is no mandatory retirement age for non-executive directors; however, in line with best practice in corporate governance and in accordance with the Sarbanes-Oxley Act, directors are required to step down from the board after nine consecutive years of service. The nine-year tenure could be extended at the board’s discretion and with the individual director’s consent. Mr RP Edey, the former chairman of the board retired at the annual general meeting held on May 7, 2010 after serving the board for twelve years, eight of which were as board chairman. The independence of Mr FB Arisman, who joined the board in 1998 was evaluated by the board in February 2010. The board concluded that, his performance, skills and knowledge and his contribution to the board’s performance are of a high standard and that his independence of character and judgment are not in any way affected or impaired by the length of his service as a director. This decision was ratified at the annual general meeting held on May 7, 2010, when an extension of tenure for a further three years was approved by shareholders.
During the year, a number of changes to the board membership occurred: Mr TT Mboweni was appointed to the board and as chairman with effect from June 1, 2010 and Mr F Ohene-Kena joined the board on the same date. Mr R Gasant was appointed to the board and the Audit and Corporate Governance Committee with effect from August 12, 2010.
The board’s charter sets out the powers, responsibilities, functions and delegation of authority, and the areas of responsibility expressly reserved for the board. The charter covers, among others, the following key areas:
•	authority of the board;

•	composition of the board;

•	membership and appointment to the board;

•	role and responsibility of the board;

•	procedures of the board;

•	board committees;

•	matters reserved for board decision;

•	the board’s relationship with shareholders;

•	meeting procedures and proceedings;

•	share dealings by directors;

•	management of risks;

•	corporate governance;

•	remuneration issues;

•	evaluation of board performance and induction of new directors; and

•	declaration of interests.
Appointment of directors
The board is authorized by the company’s Articles of Association to appoint new directors, based on recommendations by the Nominations Committee, provided such appointees retire at the next annual general meeting and stand for election by shareholders. Retirement of non-executive directors by rotation follows a staggered process with one-third of non-executive directors retiring at least every three years at the annual general meeting. The curriculum vitae of each director standing for election or re-election is made available to shareholders in the notice of meeting circulated to shareholders prior to the annual general meeting to assist in their decision-making.
Executive directors are not subject to the retirement by rotation process as they oversee the day-to-day running of the company and are held accountable for the operational and management performance of the company by regularly reporting to the board. Their performance is measured and remunerated annually against pre-determined criteria.
Executive directors have contracts of employment with the company. Details on the remuneration of executive and non- executive directors are presented in “Item 6.B.: Compensation.”
Non-executive directors do not have contracts of service with the company.

All non-executive members of the board have access to management and the records of the company, as well as to external professional advisers should the need arise.
The fees of non-executive directors, including the fees received for membership of committees, are fixed by shareholders at the annual general meeting. Other than these fees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company.
Non-executive directors are precluded from participation in the company’s share incentive scheme.
Board tenure
There is no mandatory retirement age for non-executive directors; however, in line with best practice in corporate governance and in accordance with the Sarbanes-Oxley Act, directors are required to step down from the board after nine consecutive years of service. The nine-year tenure could be extended at the board’s discretion and with the individual director’s consent. In line with this practice the independence of both Messrs Arisman and Nairn were assessed and it was concluded that despite both Mr Arisman and Mr Nairn having served as directors for periods in excess of 9 years, the performance, skill and knowledge that both these directors bring to the board are of such a high standard and that their independence of character and judgement are not in any way affected or impaired by the length of their service as directors. The board therefore were of the opinion and have declared that both Mr Arisman and Mr Nairn are independent.
Non-executive directors
Non-executive directors provide the board with advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play as board representatives on key committees such as the Audit and Corporate Governance, Nominations, Party Political Donations and Remuneration committees, ensures that the company’s interests are served by impartial and independent views that are separate from those of management and shareholders.
Determination of director independence
Determination of independence is guided by King III, the Companies Act and international best practice. Where the board, exercising its discretion and having considered all relevant facts, determines that a director is independent despite not meeting the set criteria, the board will fully and publicly disclose its reasoning.
The policy and independence of individual non-executive directors are reviewed annually as part of the annual board evaluation process. The performance evaluation tools are also reviewed, as and when necessary, to ensure that changes in the corporate governance environment as well as the company’s strategic needs, are well catered for. During 2010, the policy was reviewed and its contents maintained. The policy determining the independence of directors can be found at the company’s website at www.anglogoldashanti.com.
In compliance with King III, an assessment of the independence of the chairman by the non-executive directors on the board forms part of the 2010 performance evaluation of the board.
The test of independence that is used by the board of AngloGold Ashanti Limited to determine the independence of its members is based on the following:
1.	An independent director is a non-executive director of the board who:
a.	Is not a representative or officer of a significant shareholder of the company. For purposes of this policy the term “significant shareholder” means a shareholder who owns, directly or indirectly, more than 5 percent of the company’s issued share capital or a shareholder who has the ability to influence the decisions of the board and/or management. The term “officer” shall mean a director or company secretary of the shareholder, any person identified as an officer according to the requirements of any relevant laws; any person who has the capacity to influence significant business and/or financial decisions of the shareholder (including decisions affecting the relationship with AngloGold Ashanti) or who is appointed to any capacity within the shareholder by its board or any of its board committees;

b.	Has not been employed in an executive capacity by the company or the group for the preceding three financial years. For purposes of this policy the term “executive capacity” means any employee whose appointment requires the approval of the Remuneration Committee, Nominations Committee or the Audit and Corporate Governance Committee of the board;

c.	Has not been the auditor of the company for the preceding three financial years;

d.	Is not a professional adviser to the company other than in his or her capacity as a director of the company;

e.	Does not have a material interest in a contract with the company or is not employed by a company that has a material interest in a contract with the company. For purposes of this policy the term “material interest in a contract” means, as a guideline, any contract which is:
(i)	The greater of 0.5 percent of AngloGold Ashanti’s total gross revenue in the preceding financial year or $20 million whichever is the greater; and

(ii)	Even if the limit mentioned in (i) above is not exceeded, the board will consider whether the contract is deemed material to either contracting side taking into account all relevant facts including (but not limited to) the value of the contract relative to the total business of each party and the importance of the business relationship to the parties.
f.	Is free of any other business or other relationship which could be perceived to materially interfere with the individual’s capacity to act independently of other board members, management or the individual’s own interests;

g.	Receives remuneration for services as a director in the form of cash and shares (but not share options); and

h.	Objectively conducts himself or herself in a manner displaying independence of thought, judgment and action.
2.	For purposes of determining the independence of directors the criteria above will apply mutatis mutandis to the immediate family members of the director. For purposes of this policy the term “immediate family member” shall include any of the following persons who are related to the director in question: spouse, children and grandchildren; parents, parents-in-law and grandparents; siblings and the children, spouses and grandchildren of any of these siblings.

3.	The board will annually review which of its members are independent having regard to this policy and relevant facts.
Directors’ performance evaluation
An annual self-evaluation is undertaken to determine that the board and its committees are effective in the performance of their duties and to facilitate board development. Depending on the results of the evaluation, appropriate action is taken to achieve the desired results. The board is also cognizant of the opportunity that the evaluation process affords it in improving communication among its members and between the board and management and to fine-tune its role in the overall governance of the company.
The most recent self-evaluation of the performance of the board, its committees and its chairman took place in February 2010. The chairman of the board and the chairman of each committee of the board led the processes to evaluate the board and the committees respectively. Led by the deputy chairman, each director evaluated the performance of the chairman.
The evaluation for the 2010 financial year is being done as a self-assessment, and will be finalized by end-July 2011. The external audit firm and the Internal Audit Department will also be evaluated. Additionally, the evaluation of the board chairman will be undertaken by the Nominations Committee and will become the standard procedure for future evaluations. The evaluation process for the 2011 financial year will be facilitated by an independent third party.
Topics covered in the board’s effectiveness evaluation include the following:
•	composition of the board;

•	setting of performance objectives;

•	board contribution to development of strategy;

•	board response to crisis;

•	board awareness of developments in regulatory and market environments;

•	composition of board committees;

•	effectiveness of board committees in fulfilling the mandate;

•	evaluation of the relationship between the board and management, shareholders and among members of the board itself;

•	board meetings and their effectiveness;

•	board succession;

•	corporate governance and legal issues facing the board/company; and

•	the performance evaluation of executive directors is conducted by the Remuneration Committee.
Board meetings
The board holds six scheduled meetings annually: four quarterly, a strategy review session and a budget review meeting.
All documents submitted to the board for its discussions or approval are reviewed and approved by the Executive Committee to ensure completeness and relevance. Non-executive directors have unfettered access to the executive team and any other employee of the company to seek explanations and clarification on any matter prior to or following board meetings. This facilitates the board’s discussions and assists it in reaching speedy but informed decisions.
All members of the Executive Committee are regular attendees at board meetings and report to the board on their respective operational areas.
During 2010, the board held its six scheduled meetings and three special meetings to consider the appointment of a new board chairman and to approve various financial transactions that were undertaken by the company. In addition, two sub-committee meetings were held to approve various corporate reports including the 2009 annual financial statements and the annual report on Form 20-F (US GAAP Report for 2009).
The following symbols are used to describe various aspects of board and committee meeting attendance:
Symbol Meaning

√	Director attended meeting.

X	Apologies received from director prior to meeting and leave of absence granted.

—	Attendance not required as director was not a member of the board or committee at the time of the meeting.

▲	Recused from meeting due to conflict of interest
Board meeting attendance for 2010

	Feb 16	Feb 22	Apr 20	May 5	May 6	Aug 10	Sep 9	Nov 9	Nov 17
	(quarterly	(special	(special	(quarterly	(strategy	(quarterly	(special	(quarterly	(budget
Members	meeting)	meeting)	meeting)	meeting)	meeting)	meeting)	meeting)	meeting)	meeting)

Mr TT Mboweni (1) (Chairman)	—	—	—	—	√ (6)	√	√	√	√
Mr RP Edey (2) (Chairman)	√	√	√	√	√	—	—	—	—
Dr TJ Motlatsi (3)	X	√	X	√	√	√	X	√	√
Mr FB Arisman	√	√	√	√	√	√	√	√	√
Mr R Gasant (4)	—	—	—	—	—	—	√	√	√
Mr M Cutifani	√	√	X	√	√	√	√	√	√
Mr WA Nairn	√	X	√	√	√	√	√	√	√
Prof LW Nkuhlu	√	√	√	√	√	√	√	√	√
Mr F Ohene-Kena (5)	—	—	—	—	—	√	X	√	√
Mr SM Pityana	√	▲	√	√	√	√	X	√	√
Mr S Venkatakrishnan	√	√	√	√	√	√	√	√	√

(1)	Appointed to the board as chairman on June 1, 2010

(2)	Retired from the board and as chairman on May 7, 2010

(3)	Retired from the board on February 17, 2011

(4)	Appointed to the board on August 12, 2010

(5)	Appointed to the board on June 1, 2010

(6)	Attended by invitation

Board committees
The board has established and delegated specific roles and responsibilities to nine standing committees and one management committee (the Executive Committee) to assist it in the execution of its mandate. All standing committees are chaired by independent non-executive directors and the following committees are composed of only independent non-executive directors — Audit and Corporate Governance, Remuneration, Nominations, Party Political Donations and Financial Analysis. The Executive Committee is chaired by the chief executive officer.
Each committee’s role and responsibilities and membership are spelt out in its terms of reference, approved by the board and reviewed regularly to ensure that they remain in line with relevant regulations, the company’s needs and business climate and with best practice in corporate governance. During 2010, a new committee, Risk and Information Integrity Committee was established. The Treasury Committee, which was a sub-committee of the Audit and Corporate Governance Committee, was dissolved on November 9, 2010 following the elimination of the company’s hedge book, which substantially reduced the functions of that committee. Residual duties of the committee were transferred to the Audit and Corporate Governance Committee. As and when required, the board may establish ad hoc committees to address specific issues.
Meetings of the board committees are held quarterly except for the Party Political Donations, Nominations and Financial Analysis committees which only meet on a need basis. Members of the Executive Committee are regular attendees at board and committee meetings. Several members of the management team attend meetings of committees whose roles and responsibilities are relevant to their job functions.
In order to keep the board abreast with activities of the committees, the chairman of each committee reports on a quarterly basis to the board on the committee’s deliberations, including decisions taken on behalf of the board. In addition, approved minutes of committee meetings are included in the board’s meeting packs for information.
The board encourages and has put in place a procedure to enable directors to attend the meetings of committees of which they are not members to enable them to gain information and achieve a better knowledge and understanding of the company’s operations. During 2010, Messrs Arisman, Edey, Mboweni, Cutifani and Venkatakrishnan attended the meetings of other committees as detailed in the committee attendance details.
Relevant information on each board committee is provided below.
Audit and Corporate Governance Committee
Membership of the Audit and Corporate Governance Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act of the United States and the guidelines of King III. All three members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance functions.
At its meeting held on February 15, 2010, the board re-appointed the members of the Audit and Corporate Governance Committee to serve as members of the committee for the next financial year. In line with recommendations of King III, their appointment was put before shareholders on May 7, 2010 for the first time and the resolutions for each member was duly passed by about 98 percent of shareholders who participated in and voted at the annual general meeting. Their next re-appointments were considered and also voted on at the annual general meeting held on May 11, 2011.
In 2010 one member of the committee, former board chairman, Mr RP Edey, resigned following his retirement from the board. Mr R Gasant was appointed as a member of the committee on August 12, 2010.
The US Sarbanes-Oxley Act requires the board, on an annual basis, to identify a financial expert from within its ranks. At its meeting held on February 16, 2011, the board resolved that the committee’s chairman, Prof Wiseman Nkuhlu, is the board’s financial expert.
The NYSE listing rules requires that the board determine whether a member of the committee’s simultaneous service on the audit committees of more than three public companies impairs the ability of such a member to effectively serve on a listed company’s audit committee. Professor Nkuhlu, the chairman of the committee, is a member of one (2009: one) other public company’s audit committee but is not its chairman. Mr Gasant is the chairman of the audit and risk committees of three non-public companies and Mr Arisman does not serve on any other public company’s audit committee.

After due consideration of all relevant facts, and given his professional knowledge and skills, the board concluded that the simultaneous service on three other non-public company’s audit committees by Mr Gasant has not and is not likely to impair his ability to diligently execute his responsibilities to the committee and the board of AngloGold Ashanti.
The committee is guided by its terms of reference which were updated in February 2010 to incorporate relevant new principles of King III. The committee’s mandate as delegated by the board is ensuring the integrity of financial reporting and adequacy of governance, internal control and risk management policies and processes throughout the group. The roles and responsibilities of the committee include the following:
•	selection and evaluation of external auditors and recommendation of their appointment to shareholders;

•	determination of the terms of engagement of the external auditor;

•	determination of the external auditors remuneration on an annual basis;

•	approval and implementation of policy procedures for approving the performance of non-audit work by the external auditors and the remuneration thereof;

•	ensuring the independence of the external auditors by putting in place measures to that effect and conducting an annual assessment of their independence;

•	reviewing the performance and independence of the internal auditor;

•	approving the internal audit charter;

•	approving the internal audit plan;

•	reviewing management’s half year and full year going concern statement;

•	submitting a report on its activities on an annual basis to shareholders;

•	overseeing the company’s integrated reporting and providing assurance to the board as to the integrity of information provided in the report. It also provides assurance to the board that the non-financial aspects of the sustainability review conforms to the financial information in terms of accuracy and consistency;

•	reviewing fraud prevention policies and processes. The investigations of the reports made through the “whistle blowing” process and the actions taken are reviewed and monitored by the committee on at least a quarterly basis;

•	ensuring a smooth and cordial working relationship between management and the external audit team;

•	ensuring that the compliance function is adequately resourced and is performing its functions adequately;

•	conducting an annual self-evaluation of its performance;

•	providing oversight role of the financial performance of relevant subsidiaries;

•	reporting annually to the stakeholders and the board as to the effectiveness of the company’s internal financial controls; and

•	reviews the annual financial statements and the integrated report of the company and recommends them to the board for approval.
In relation to risk management, the committee reviews the risk policies of the company with respect to risk identification and the risk management process, ensuring that the guidelines of the King Code and the requirements of the Sarbanes-Oxley Act are met, as well as advising the board on the effectiveness of the risk management system. The committee’s role with respect to risk management has now been vested in the Risk and Information Integrity Committee. All members of the committee are also members of the Risk and Information Integrity Committee.
The committee meets regularly with the external audit partner, the group’s internal auditor and the Chief Financial Officer to review the audit plans of the internal and external auditors and ascertain the scope of the audits, and to review the quarterly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
Attendance at Audit and Corporate Governance Committee meetings — 2010

Members	February 11	May 3	August 10	November 5

Prof LW Nkuhlu (Chairman)	√	√	√	√
Mr FB Arisman	√	√	√	√
Mr RP Edey (1)	√	√	—	—
Mr R Gasant (2)	—	—	—	√
By invitation
Mr M Cutifani	√	√	√	X
Mr S Venkatakrishnan	√	√	√	√

(1)	Retired on May 7, 2010

(2)	Appointed on August 12, 2010

To facilitate the committee’s role in relation to integrated reporting, the chairman was appointed to the Safety, Health and Sustainable Development Committee with effect from October 27, 2009.
Audit fees approved by the committee and paid to the external auditors in respect of the audit of the 2010 financial statements amounted to $8 million and $2 million in respect of other audit related services. The percentage of other audit related fees as a portion of total audit fees paid to the external auditors for 2010 was about 20 percent.
Meetings of the committee
The committee’s terms of reference stipulates that it holds at least four meetings in any particular year. The committee has established an annual work plan to ensure that all relevant matters are covered by the agendas of the meetings planned for the year and to ensure adequate coverage of the matters laid out in the terms of reference.
Permanent invitees to the committee’s meetings include the chief financial officer, who is also an executive director, the vice president: group internal audit, the executive vice president: business strategy who is responsible for risk management, executives responsible for the company’s operations, the financial controllers of the various regions, the group compliance manager, head of legal, and the Sarbanes-Oxley compliance manager. The board chairman and the chief executive officer are also invited to the committees meetings.
At meetings of the committee, the committee fulfilled its responsibilities set out in this report.
It held four scheduled quarterly meetings during 2010 as detailed above. In addition, two sub-committee meetings were held.
Internal audit
The company’s internal audit function plays a critical role in the functioning of the Audit and Corporate Governance Committee. The group’s internal audit function is headed by the vice president: group internal audit who reports directly to the committee and only has an administrative line to the chief financial officer. The group’s internal control processes and systems are monitored by the group’s internal audit function.
The vice president: internal audit attends all meetings of the Audit and Corporate Governance Committee and all Executive Committee meetings that precede board meetings. He reports on the group internal control environment, highlighting major audit findings and remedial measures to address adverse findings. The committee contributes to the setting of key performance targets of the internal auditor and evaluates his performance annually.
As part of processes being put in place to conduct its first combined assurance, the group internal audit presented a risk based audit plan to the committee in November 2010, which was reviewed and approved. The vice president: internal audit has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of this committee, and is invited to attend and report on his department’s activities at all meetings of the committee. The board is confident that the unfettered access of the vice president: internal audit to key board members, and the direct and regular reporting to the committee, enables him to discharge his duties as required by law and in fulfilment of his obligations to the company.
In addition, the committee meets quarterly with the internal and external auditors without the presence of management.
Safety, Health and Sustainable Development Committee
The Safety, Health and Sustainable Development Committee oversees the company’s performance on sustainable issues including safety, health and the environment, and its social interaction with the communities in which it operates, as well as the security discipline. The committee ensures that the company conducts its operations in an economically and socially responsible manner and in accordance with sustainable business practices and with due regard to the safety and health of its employees, communities and the protection of the natural environment. The committee is also responsible for establishing targets in relation to each of these areas. Safety, health and environmental performance and relations with government, community members and other stakeholders, form an integral part of operational management.

Membership of the committee comprises non-executive directors and the chief executive officer. Its meetings are attended by several members of the executive team and other officers of the company whose roles and duties are relevant to the committee’s mandate. During 2010, the committee deliberated on the strategies and methodologies that will enhance the safety and security of all company employees, and in particular deliberated on the safety concerns faced by the company’s South African mines.
Four scheduled quarterly meetings were held during 2010 as detailed below:
Attendance at Safety, Health and Sustainable Development Committee meetings — 2010

Members	February 15	May 4	August 5	November 8

Mr WA Nairn (Chairman)	√	√	√	√
Mr FB Arisman (1)	—	—	√	√
Mr M Cutifani	√	√	√	√
Dr TJ Motlatsi	X	√	√	√
Prof LW Nkuhlu	√	√	√	√
Mr F Ohene-Kena (1)	—	—	√	√
Mr SM Pityana	√	√	√	√

By invitation
Mr FB Arisman	√	√	—	—
Mr RP Edey (2)	√	√	—	—

(1)	Appointed on August 1, 2010

(2)	Retired on May 7, 2010
Remuneration Committee
The Remuneration Committee comprises only independent non-executive directors and is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of the company.
The performance of each executive director is assessed relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key predetermined targets. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole.
Attendance at Remuneration Committee meetings — 2010

Members	February 11	March 9	May 4	August 5	November 8

Mr SM Pityana (Chairman)	√	√	√	√	√
Mr FB Arisman	√	√	√	√	√
Mr RP Edey (1)	√	√	√	—	—
Dr TJ Motlatsi	X	√	√	√	√
Prof LW Nkuhlu	√	√	√	√	√

By invitation
Mr M Cutifani	√	√	√	√	√
Mr TT Mboweni (2)	—	—	—	√	√

(1)	Retired on May 7, 2010

(2)	Appointed on August 1, 2010
Nominations Committee
The appointment of directors is a matter for the board as a whole but the Nominations Committee, whose membership comprises of only independent non-executive directors, is responsible for identifying, assessing and recommending suitable candidates for appointment to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, particularly those of the chief executive officer and the board chairman.

During the year the committee conducted several interviews with potential candidates for the position of chairman of the board and other independent non-executive directors. Four meetings were held in addition to the interview sessions.
Attendance at Nominations Committee meetings — 2010

Members	February 12	February 15	February 22	August 5

Mr RP Edey (Chairman) (1)	√	√	√	—
Mr TT Mboweni (Chairman) (2)	—	—	—	√
Mr FB Arisman	√	√	√	√
Mr R Gasant (3)	—	—	—	—
Dr JT Motlatsi	√	√	√	√
Mr WA Nairn	√	√	√	√
Prof LW Nkuhlu	√	√	√	√
Mr F Ohene-Kena (2)	—	—	—	√
Mr SM Pityana	√	√	▲	√

By invitation
Mr M Cutifani	—	—	√	√
Mr S Venkatakrishnan	—	√	√	√

(1)	Retired on May 7, 2010

(2)	Appointed on August 1, 2010

(3)	Appointed on August 12, 2010
Risk and Information Integrity Committee
In February 2009, the board approved a comprehensive Group Risk and Opportunity Report and Framework that marked a new approach to risk management in the company. The main aim was to ensure that risk management became embedded into all the company’s business practices and processes, as well as policy and strategic planning. This approach would ensure that risk was regarded as one of the key tools for the achievement of business objectives and not only as a compliance issue. Implementation of the new risk management framework commenced in the second half of 2009 and has achieved significant successes.
Risk management, together with information technology management, has assumed greater importance in corporate governance in South Africa as evidenced by recommendations in King III. The board of AngloGold Ashanti, was cognizant of the fact that information plays a key role in the operations of the company, and resolved to establish the Risk and Information Integrity committee to oversee Risk Management and Information Technology Governance as required by King III.
The board approved the terms of reference as well as the membership of the committee on August 10, 2010. Members of the committee comprise both executive and non-executive directors as follows: Messrs R Gasant, M Cutifani, FB Arisman, WA Nairn, SM Pityana, S Venkatakrishnan and Prof LW Nkuhlu. The committee held its first meeting on November 5, 2010 during which it reviewed its terms of reference, membership and meeting procedures. The meeting was chaired by the chief executive officer and all members, except Mr R Gasant, were present. At its meeting held on November 9, the board appointed Mr Gasant as chairman of the committee.
The main function of the committee as outlined in its terms of reference is to assist the board in carrying out its risk responsibilities and to advise the board on the effectiveness of the risk and information integrity management processes and to ensure that information technology and compliance risk are integral parts of risk management.
In February 2011, the board approved the following documents:
a.	Risk Management Policy;

b.	Risk Management Plan; and

c.	Risk Management Standard.
The board reviewed the ten most important risks facing the company. In addition, a risk register is being reviewed by the committee at least twice a year, and for 2011 Internal Audit will give assurance on the effectiveness of the implementation of risk management.

Transformation and Human Resources Development Committee
The committee is responsible for overseeing the company’s performance in respect of employment equity, transformation and staff development by taking into account the legal requirements of applicable legislation and the monitoring of targets set by the company, including the monitoring of the Mining Charter in its entirety and all legislative requirements impacting on the company’s right to mine at all its operations. The committee is also responsible for employee skills development in a manner that seeks to develop and retain talent, and to provide employees with the opportunity to enhance their skills and knowledge. Details of the company’s employment equity practices and performance during the year, as well as the challenges the company faces in this regard are provided in the Sustainability Review 2010 which is available on the company’s website. The committee held four scheduled quarterly meetings in 2010.
Attendance at Transformation and Human Resources Development Committee meetings — 2010

Members	February 15	May 4	August 5	November 8

Dr TJ Motlatsi (Chairman)	X	√	√	√
Mr FB Arisman (1)	√	√	—	—
Mr M Cutifani	√	√	√	√
Mr WA Nairn	√	√	√	√
Mr F Ohene-Kena (2)	—	—	√	√
Mr SM Pityana	√	√	√	√

(1)	Resigned from committee on August 1, 2010

(2)	Appointed on August 1, 2010
Investment Committee
This committee is responsible for overseeing and reviewing AngloGold Ashanti’s strategic investments which includes the acquisition and disposal of assets, capital expenditure and projects.
Attendance at Investment Committee meetings — 2010

Members	February 11	May 3	August 6	November 5

Mr RP Edey (Chairman) (1)	√	√	—	—
Mr FB Arisman (Chairman) (2)	—	—	√	√
Mr M Cutifani	√	√	√	√
Mr TT Mboweni (3)	—	—	√	√
Mr WA Nairn	√	√	√	√
Mr SM Pityana	√	X	√	X
Mr S Venkatakrishnan	X	√	√	√

By invitation
Mr FB Arisman	√	√	—	—

(1)	Retired on May 7, 2010

(2)	Appointed chairman on August 1, 2010

(3)	Appointed August 1, 2010
Financial Analysis Committee
The Financial Analysis Committee is composed of only non-executive directors, but its meetings are attended by the chief executive officer and the chief financial officer. Other attendees to the committee’s meetings include the executive vice president, business strategy and organizational effectiveness and members of the finance and treasury management teams. Mr Arisman assumed the chairmanship of the committee with effect from August 1, 2010 following the resignation of Mr Edey from the committee on May 7, 2010.
It is authorized by the board of the company to review and analyze issues and matters relating to aspects of the company’s financial management, including exchange and commodities markets, the hedge book management and its reduction strategies, operations cash flow requirements and asset sales.

The committee meets on a needs basis. In 2010, it met four times to deliberate on various transactions that were undertaken by the company relating to debt financing and the management of the hedge book.
Attendance at Financial Analysis Committee meetings — 2010

Members	January 28	April 20	September 9	November 5

Mr FB Arisman (Chairman)	√	√	√	√
Mr RP Edey (1)	√	√	—	—
Mr R Gasant (2)	—	—	√	√
Mr TT Mboweni (3)	—	—	√	√
Prof LW Nkuhlu	√	√	√	√
Mr SM Pityana	√	√	X	▲

(1)	Retired on May 7, 2010

(2)	Appointed on August 12, 2010

(3)	Appointed on August 1, 2010
Party Political Donations Committee
The membership of the Party Political Donations Committee comprises the South African resident independent non-executive directors and the chief executive officer, namely Messrs M Cutifani, R Gasant, TT Mboweni, WA Nairn, SM Pityana and Prof LW Nkuhlu and was chaired by the deputy chairman of the board, Dr TJ Motlatsi. No meeting was held in 2010. Mr TT Mboweni took over the chairmanship of this committee in 2011 following Dr TJ Motlatsi’s retirement from the board.
The committee determines the funding of political parties in South Africa in accordance with principles set out in the political donations policy adopted by the board on April 29, 2003.
Executive Committee
This committee is chaired by Mr Mark Cutifani, the chief executive officer and comprises members of the executive team. The committee is responsible for overseeing the day-to-day management of the company’s affairs and for executing the decisions of the board. It meets at least monthly and is actively involved in the strategy development, review of the company’s values, safety performance, operations and exploration profiles and financial affairs.
Disclosures Committee
AngloGold Ashanti believes in the dissemination of credible, accurate and verifiable information. Accordingly, a Disclosures Committee, comprising senior management, has been established to manage compliance with the company’s continuous disclosure obligations and communications policy. In accordance with the updated Disclosures Policy approved by the board on May 5, 2010, the committee ensures that adequate guidelines are put in place to facilitate the process of material disclosure of company information, and bears responsibility for certain categories of information gathering and processes.
Company secretary
The company secretary assists the board in its deliberations, drawing the attention of members to their duties and ensuring, together with the executive directors and senior management, that decisions of the board are properly recorded, appropriately communicated and implemented. The company secretary, in collaboration with the group compliance manager, is responsible for ensuring that new directors are effectively inducted in terms of their duties and responsibilities. Together with the investor relations department, the company secretary provides a direct communication link with investors and liaises with the company’s share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The company secretary ensures compliance with all the statutory requirements relating to the administration of the company’s share incentive scheme. She also ensures that minutes of meetings of shareholders, board and board committees are properly recorded in accordance with the South African Companies Act 61 of 1973, as amended. The company secretarial function coordinates the board’s annual evaluation process.

Legal and regulatory compliance
Legal and regulatory compliance forms an important component of AngloGold Ashanti’s corporate governance structure given the company’s geographic spread.
AngloGold Ashanti recognizes that compliance with laws and regulations of the jurisdictions in which the company has operations, promotes and sustains the reputation and standing of the company and meets the expectations of the market and society while assisting in building and maintaining a sustainable business. In this regard, the board has established the Compliance Department, headed by the group compliance manager. The compliance function has the responsibility for advising and assisting the board of directors and management in designing and implementing appropriate compliance management policies and procedures; in awareness training; in assessing, monitoring and reporting on the company’s compliance programs and practices; in implementing strategies that reinforce a safe, transparent and ethical working environment; and in ensuring consistent enforcement of policies, standards and procedures.
In furtherance of its commitment to legal and regulatory compliance, the board of directors approved a Compliance Policy Statement in October 2009. The policy seeks to establish, promote and maintain values based on compliance and an ethical culture within the spirit of the laws, regulations, codes and standards applicable in the company’s operating jurisdictions, and in the context of the company’s values, internal policies and procedures.
Compliance activities in 2010
In line with its commitment to develop and adhere to value-based principles, policies and procedures to guide its employees in the performance of their duties and conduct of internal relationships and interactions with external stakeholders, a new Code of Business Principles and Ethics was approved by the board on August 10, 2010.
Following the approval of the Code, a steering committee was formed comprising members of the following department: Compliance, Company Secretarial, Information Technology, Corporate Communication, Human Resources, Internal Audit and other relevant departments to coordinate the implementation of the Code. This was partly in fulfillment of regulations of the US Securities and Exchange Commission which require companies listed on the New York Stock Exchange to demonstrate the existence of an effective compliance program which should include the distribution of a code of ethics to all employees and relevant third parties and the company’s commitment to embedding ethical behavior among its employees and other stakeholders.
An 18-month implementation program was developed to guide the implementation of the Code. The roll-out will encompass communication and awareness raising campaigns, training in various forms and documented guidance for managing unethical situations.
To further demonstrate the importance of ethics in the company’s governance practices and the board’s commitment to the promotion of ethical conduct, the Code was formally launched by the chief executive officer on November 25, 2010. The launch was attended by the chairman of the Audit and Corporate Governance Committee, several members of management and a cross section of corporate office employees.
Given its geographic spread and the diverse nature of legislations and statutes, country representatives are being identified to oversee local compliance programs, especially as they relate to the implementation plan for the code.
As part of efforts to inculcate ethical conduct among its employees, an anti-corruption workshop was facilitated by the Ethics Institute of South Africa on November 23, 2010 and attended by the chairman of the Audit and Corporate Governance Committee, who presented the key note address. The chief executive officer and other senior managers, as well corporate office employees participated in the workshop.
Three workshops on King III, facilitated by corporate governance experts, also took place at the corporate office to educate employees on the requirements of the code.

6D. EMPLOYEES
The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last 3 financial years was:

	2010	2009	2008

South Africa	35,660	37,425	37,127
Continental Africa	15,761	15,267	15,644
Australasia	494	1,776	1,198
Americas	6,582	5,884	5,588
Other, including corporate and non-gold producing subsidiaries	3,549	3,012	3,338

Total	62,046	63,364	62,895

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
In 2009 wage settlements were reached without disruption to labor. In South Africa, a two-year wage settlement was reached in July 2009. In Ghana and Guinea, settlements were reached without the loss of production, however, the negotiation processes were protracted and several months were required to reach agreement.
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
At a group level, in an undertaking to promote internationally accepted labor relations and human resource practices at AngloGold Ashanti’s operations around the world, a global agreement was signed between the International Federation of Chemical, Energy, Mine and General Workers’ unions (ICEM) and the company. The agreement sets out the commitment of both parties to respect and advance the principles and values of internationally-accepted labor relations and human resource practice, including the relevant ILO conventions and the principles of GRI and the UNGC. Its objective is to enhance principles or practices established by local regulation and collective bargaining processes at operations managed directly by AngloGold Ashanti. Provision is also made in the agreement for ongoing dialogue between the company and the ICEM at a corporate level.

6E. SHARE OWNERSHIP
DIRECTORS’ INTERESTS IN SHARES
At December 31, 2010, the members of AngloGold Ashanti’s board of directors beneficially held the aggregate of 26,135 ordinary shares of the company (not including stock options or other equity awards), which represented 0.0069 percent of the company’s issued share capital at that date. The interests of the directors in the ordinary shares of the company at December 31, 2010 are shown below. There have been no changes in the interests since December 31, 2010.

	Beneficial
	Direct	Indirect
	December 31, 2010

Executive directors
M Cutifani	10,000	—
S Venkatakrishnan	10,351	—

Total	20,351	—

Non-executive directors
FB Arisman	—	4,984
LW Nkuhlu	—	800

Total	—	5,784

Grand total	20,351	5,784

SHARE OWNERSHIP OF EXECUTIVE OFFICERS/EXECUTIVE MANAGEMENT
Under the Listings Requirements of the JSE, AngloGold Ashanti is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers/executive management in the share capital of AngloGold Ashanti. However, to the best of its knowledge, AngloGold Ashanti believes that AngloGold Ashanti ordinary shares held by executive officers, in aggregate; do not exceed 1 percent of the company’s issued ordinary share capital.
SHARE OWNERSHIP OF EMPLOYEES
At a general meeting of shareholders held on December 11, 2006, members approved the creation of 4,280,000 E ordinary shares of 25 South African cents pursuant to an employee share ownership plan for the benefit of certain AngloGold Ashanti employees, of which the majority are historically disadvantaged South Africans as defined in the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry. For details on the E ordinary share capital, see “Item 7.: Shareholders and related party transactions — E Ordinary shares”.
AngloGold Share Incentive Scheme
AngloGold Ashanti operates a share incentive scheme through which executive directors, executive vice presidents and management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivize such employees to identify themselves more closely with the fortunes of the group and its continued growth and to promote the retention of such employees.
Non-executive directors are not eligible for participation in the share incentive scheme.
At the annual general meeting held on May 7, 2010, shareholders authorized that 17,000,000 shares may be allocated for the purposes of the scheme. Prior to this authorization, the maximum number of shares attributable to the scheme was 2.75 percent of the total number of ordinary shares in issue from time to time. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the shares attributable to the scheme or 850,000 ordinary shares per employee could be issued in aggregate (2009: 498,080).
Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest caliber. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees. These are collectively known as the “AngloGold Share Incentive Scheme or share incentive scheme”.
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
Bonus Share Plan (BSP)
The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on April 29, 2005 and amended at the general meeting held on May 6, 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive vice presidents and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting date. In respect of awards granted in 2008 and onwards, the vesting period has been shortened to 40 percent in year one and 60 percent in year two from the date of grant or, in the event that the exercising of awards only takes place in year three, then 120 percent of awards granted will be available for exercising.
Long-Term Incentive Plan (LTIP)
The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on April 29, 2005. Executive directors, executive vice presidents and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets, under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, occurs which may result in an earlier vesting date.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME
Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to December 31, 2010 and subsequent to year-end are set out in the table below.

			Executive	Other
			manage-	manage-	Total
	M Cutifani	Venkat(1)	ment(2)	ment(2)	scheme(3)

Granted and outstanding at January 1, 2010
Number	100,127	82,184	394,814	2,650,559	3,227,684

Granted during the year (4)
Number	77,694	40,617	142,873	1,181,596	1,442,780

Exercised during the year
Number	—	—	(28,241)	(795,170)	(823,411)
Pre-tax gain at date of exercise (value) — R	—	—	9,155,351	193,379,517	202,534,868
Lapsed during the year
Number	—	(5,781)	(17,535)	(278,981)	(302,297)

Held at December 31, 2010
Number	177,821	117,020	491,911	2,758,004	3,544,756

Latest expiry date	Feb 23, 2020	Feb 23, 2020	Feb 23, 2020	Feb 23, 2020	Feb 23, 2020

(1)	Venkat refers to S Venkatakrishnan

(2)	As a result of the change in status, the movements to opening balances were made from executive management status to other managers — 91,119 options/awards

(3)	Of the 3,544,756 options/awards granted and outstanding at December 31, 2010, 929,029 options/awards are fully vested.

(4)	Awards granted since 2005 have been granted at NIL cost to participants.
Awards granted in 2011 to executive directors and executive management are as follows:

	BSP	LTIP(1)

M Cutifani	25,086	60,940
S Venkatakrishnan	14,462	32,098
Top 3 earners	23,734	26,040
Other executive management	31,962	64,700

(1)	The extent to which LTIPs vest is dependent upon performance criteria being met.

Options and rights
As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the period January 1, 2010 to January 31, 2011 is as follows:

				Long-	Total
		Perfor-	Bonus	Term	Share	Total
	Time-	mance	Share	Incentive	Incentive	shares
	related	related	Plan(1)	Plan(1)	Scheme	issued

At January 1, 2010	28,252	639,975	1,295,708	1,263,749	3,227,684	6,100,420
Movement during year
— Granted	—	—	811,638	632,142	1,442,780
— Exercised	(27,611)	(242,551)	(468,327)	(84,922)	(823,411)	823,411
— Lapsed — terminations	—	(5,492)	(86,526)	(211,279)	(302,297)

At December 31, 2010	641	391,932	1,552,493	1,599,690	3,544,756	6,923,831

Average exercise/issue price per share	R194.00	R241.96	R283.39	R172.03	R241.96

(1)	BSP and LTIP awards granted at nil cost to participants.
Effective October 15, 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes) of the Listings Requirements. AngloGold Ashanti is required to amend the terms of its Share Incentive Scheme by obtaining shareholder approval to amend the total number of shares attributable to the share incentive scheme, from 2.75 percent of issued share capital from time to time, to a fixed number of shares that may be issued to the scheme. Although the amendment only had to be in place by January 1, 2011, AngloGold Ashanti sought and obtained shareholder approval at the annual general meeting held on May 7, 2010 authorizing the directors to issue up to 17,000,000 shares, including options/awards granted and outstanding as at December 31, 2010. The total number of options/awards that may be issued in aggregate to any one participant to the scheme will remain at 5 percent of the total number of shares attributable to the scheme.
Also effective October 15, 2008, the recycling of options/awards that have vested and which have been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued, as affected by this Listings Requirements rule change:

Details	Options/Awards

Total number of options attributable to the scheme at December 31, 2010	17,000,000
Less:
— Total number of options/awards granted and outstanding at December 31, 2010	3,544,756
— Total number of options/awards exercised:
— During the period October 15, to December 31, 2008	(101,013)
— During the period January 1 to December 31, 2009	(1,131,916)
— During the period January 1 to December 31, 2010	(823,411)

Total options/awards available but unissued at December 31, 2010	11,398,904

ITEM 7: SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
OVERVIEW
DESCRIPTION OF ANGLOGOLD ASHANTI’S SHARE CAPITAL
AngloGold Ashanti’s share capital consists of four classes of stock:
•	Ordinary shares, par value 25 South African cents each (the “ordinary shares”);

•	E-Ordinary shares, par value 25 South African cents each (the “E-ordinary shares”);

•	A redeemable preference shares, par value 50 South African cents each (the “A preference shares”); and

•	B redeemable preference shares, par value 1 South African cent each (the “B preference shares”).
The authorized and issued share capital of AngloGold at December 31, 2010, is set out below:

Title of class	Authorized	Issued

Ordinary shares	600,000,000	381,204,080
E-Ordinary shares	4,280,000	2,806,126
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896

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
The following are the movements in the ordinary issued share capital at December 31:
Ordinary shares

	Number of		Number of		Number of
	Shares	Rand	Shares	Rand	Shares	Rand
	2010		2009		2008

At January 1	362,240,669	90,560,167	353,483,410	88,370,853	277,457,471	69,364,368
Issued during the year:
- Rights offer	—	—	—	—	69,470,442	17,367,611
- Golden Cycle acquisition	—	—	—	—	3,181,198	795,299
- São Bento acquisition	—	—	—	—	2,701,660	675,415
- Equity offering to fund the initial 35 percent interest in the Kibali gold project	—	—	7,624,162	1,906,041	—	—
- Equity raising — proceeds used to part fund the hedge elimination	18,140,000	4,535,000	—	—	—	—
- Bokamoso ESOP on conversion of E ordinary shares	—	—	1,181	295	94	24
- Exercise of options by participants in the AngloGold share Incentive Scheme	823,411	205,853	1,131,916	282,979	672,545	168,136

	381,204,080	95,301,020	362,240,669	90,560,167	353,483,410	88,370,853

During the period January 1, 2011 to and including May 24, 2011, 269,742 ordinary shares were issued at an average issue price of R279.77 per share, resulting in 269,742 ordinary shares being in issue at May 24, 2011. Of the 269,742 ordinary shares issued during the period January 1, 2011 to and including May 24, 2011, no ordinary shares were issued on conversion and cancellation of 685,876 E ordinary shares in accordance with the applicable conversion formula.

E ordinary shares
On December 11, 2006, shareholders in general meeting authorized the creation of a maximum 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a black economic empowerment transaction (BEE transaction). All E ordinary shares have been issued.

	Number of		Number of		Number of
	Shares	Rand	Shares	Rand	Shares	Rand
	2010		2009		2008

At January 1	3,794,998	948,749	3,966,941	991,735	4,140,230	1,035,057
Issued during the year:
- Cancelled in exchange for ordinary shares in terms of the cancellation formula	(988,872)	(247,218)	(171,943)	(42,986)	(173,289)	(43,322)

	2,806,126	701,531	3,794,998	948,749	3,966,941	991,735
In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore, does not form part of the unissued share capital of the company.
E ordinary share capital amounting to R89,954,970 in respect of 988,872 vested, unconverted and cancelled E ordinary shares, was transferred to ordinary share premium during 2010. E ordinary shares do not convert to ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E ordinary share as calculated in accordance with the cancellation formula.
On November 1, 2009, the first tranche of the E ordinary shares issued to the Bokamoso ESOP and to Izingwe Holdings (Pty) Limited (Izingwe) vested. In terms of the rules, if at the date of the vesting the cost price of the E Ordinary shares as calculated in accordance with the cancellation formula is greater than the market price on the last business day prior to the date of vesting, then the conversion of the E ordinary shares will be deferred. In respect of the Bokamoso ESOP and Izingwe, vesting was deferred to May 1, 2010 at which time the E ordinary shares were cancelled without benefit.
On November 1, 2010, the second tranche of the E ordinary shares issued to the Bokamoso ESOP and to Izingwe vested. In terms of the rules, if at the date of the vesting the cost price of the E Ordinary shares as calculated in accordance with the cancellation formula is greater than the market price of the last business day prior to the date of vesting, then the conversion of the E ordinary shares will be deferred. In respect of the Bokamoso ESOP vesting has been deferred to May 1, 2011 at which time, the E ordinary shares will either be exchanged for AngloGold Ashanti ordinary shares or will be cancelled without benefit, as calculated in accordance with the cancellation formula. In respect of the E ordinary shares issued to Izingwe, and in accordance with the rules, notice was received from Izingwe deferring vesting. Izingwe has during the period November 1, 2010 to and including May 1, 2011 (extended vesting period), the option to exercise its rights to exchange the E ordinary shares for AngloGold Ashanti ordinary shares on the giving of such notice to do so, in accordance with the cancellation formula. Any E ordinary shares that are unexercised during the extended vesting period will be cancelled.
On April 14, 2011, AngloGold Ashanti announced the proposed restructuring of the BEE transaction, subject to shareholder approval. A circular providing full details of the proposed restructuring complete with the notice of general meeting was posted to shareholders on the same day and a general meeting to consider the proposed restructuring was held on May 11, 2011 at which, all the resolutions to give effect to the proposed restructuring were approved by the requisite majority.
Redeemable preference shares
The A and B redeemable preference shares, all of which are held by wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realization of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

7A. MAJOR SHAREHOLDERS
According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5% of the ordinary issued share capital of the company:

Ordinary shares held at	December 31, 2010		December 31, 2009		December 31, 2008
	Number of	% Voting	Number of	% Voting	Number of	% Voting
Shareholder*	Shares	Rights	Shares	Rights	Shares	Rights

Paulson & Co., Inc	41,000,000	10.76	42,849,864	11.83	Not disclosed
Allan Gray Unit Trust Management Limited	31,668,339	8.31	36,689,809	10.13	42,865,757	12.13
Fidelity Management & Research	28,383,749	7.45	12,862,911	3.55	Not disclosed

*	Shares may not necessarily reflect the beneficial shareholder
At December 31, 2010, a total of 182,168,922 (or 47.79 percent of issued ordinary share capital) was held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt program. Each American Depositary Share (ADS) is equivalent to one ordinary share. At December 31, 2010, the number of persons who were registered holders of ADSs was reported at 3,675. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.
All shareholders have the same voting rights.
As at December 31, 2010, there were 9,049 holders of record of AngloGold Ashanti ordinary shares. Of these holders 365 had registered addresses in the United States and held a total of 69,999 ordinary shares, approximately 0.0184 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.
At May 24, 2011,180,324,850 ADSs, or approximately 47.27 percent of the total issued ordinary share capital, were issued and outstanding and held of record by approximately 3,604 registered holders .
Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.
7B. RELATED PARTY TRANSACTIONS
Related party transactions are concluded on an arm’s length basis. The group had the following transactions with related parties during the years ended December 31, 2010, 2009 and 2008:

At December 31	2010		2009		2008
	Purchases	Amounts	Purchases	Amounts	Purchases
	(by)/from	owed to/ (by)	(by)/from	owed to/ (by)	(by)/from
	related party	related party	related party	related party	related party
(in millions)	$	$	$	$	$

Purchases of goods and services (by)/from equity accounted joint ventures and associates
Margaret Water Company	3	—	1	—	1
Société d’Exploitation des Mines d’Or de Sadiola S.A.	(8)	(2)	(10)	(3)	(5)
Société d’Exploitation des Mines d’Or de Yatela S.A.	(3)	—	(3)	—	(1)
Société des Mines de Morila S.A.	(8)	(1)	(6)	(1)	(5)
Trans-Siberian Gold plc	1	—	—	(1)	—

	(15)	(3)	(18)	(5)	(10)

Amounts owed to/due by joint venture and associate related parties arising from purchases of goods and services are unsecured and non-interest bearing.
Loans due by equity accounted joint ventures and associates for the years ended December 31, 2010 and 2009:

	2010	2009
	$	$

AGA-Polymetal Strategic Alliance (joint venture) (1)	—	3
Oro Group (Proprietary) Limited (2)	2	2
AuruMar (Proprietary) Limited (joint venture) (3)	5	2
Orpheo (Proprietary) Limited (3)	1	1

(1)	The loan was written off during 2010.

(2)	The loan bears interest at a rate determined by the Oro Group (Proprietary) Limited’s board of directors and is repayable at their discretion.

(3)	Loans are unsecured, interest free and there are no fixed terms of repayment.
As at December 31, 2010 and 2009, there are no outstanding balances arising from loans owed to related parties.
7C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8: FINANCIAL INFORMATION
8A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION
See “Item 18: Financial statements”.
LEGAL PROCEEDINGS
No director or officer of AngloGold Ashanti has either a direct or indirect position adverse to AngloGold Ashanti.
The company is involved in, amongst other less material matters, the following cases:
•	In certain jurisdictions, including but not limited to Argentina and Brazil, the Company is dealing with numerous and varied tax claims. These claims are at various stages of resolution.
In SOUTH AFRICA:
•	A former employee, Mr Thembekile Mankayi, instituted a legal action against AngloGold Ashanti in October 2006, claiming approximately $360,000 for damages allegedly suffered as a result of silicosis. AngloGold Ashanti learnt of the death of Mr Mankayi on March 3, 2011 and wishes to offer condolences to his family and friends. In June 2008, judgment on an application was given in the company’s favor on the basis that mine employers are indemnified against claims by employees for damages relating to diseases compensated under existing legislation. An appeal by Mr Mankayi was dismissed by the Supreme Court of Appeal. In August 2010, the Constitutional Court of South Africa heard Mr Mankayi’s application for leave to appeal to the Constitutional Court. On March 3, 2011 the Constitutional Court granted the leave to appeal and simultaneously granted the Appeal. The effect thereof is that the executor of Mr Mankayi’s estate may return to the High Court to recover common law damages from AngloGold Ashanti and that they are not barred by legislation from doing so. AngloGold Ashanti has several defenses available to it, and it will continue to defend the action. As a result of the Constitutional Court decision, AngloGold Ashanti could be subject to numerous similar claims, including potentially by way of a class action or similar group claim. These too would be defended by the company and adjudicated by the by the Courts on their merits.
•	Pamodzi Gold (Orkney) (Pty) Limited (Pamodzi) (in Provisional Liquidation) purchased Shafts 1 — 7 from Harmony Gold Mining Company. AngloGold Ashanti has provided various services to Shafts 1 — 7 since it sold the Shafts to ARM in 1998. Despite not having a written agreement with Pamodzi, AngloGold Ashanti provided services to Pamodzi on the same basis that it provided services to ARM and on the understanding that a new agreement would be entered into with Pamodzi once all of the commercial terms of such an agreement were finalized. On March 10, 2009, prior to AngloGold Ashanti and Pamodzi entering into a new services agreement, a creditor of Pamodzi applied to have Pamodzi placed under provisional liquidation. This application was granted by the North Gauteng High Court. At the time of being placed in provisional liquidation Pamodzi owed AngloGold Ashanti approximately R59 million (approximately $6.5 million) for services rendered by AngloGold Ashanti. The provisional liquidators of Pamodzi have entered into a contract with Aurora Empowerment Services. Aurora has agreed to operate the mines pending final liquidation and Aurora possibly purchasing the company in provisional liquidation or the assets. Pamodzi owes (in addition to the R59 million mentioned above) approximately R54 million (approximately $5.9 million) to AngloGold Ashanti for services rendered post the liquidation application being made. This R54 million is an administrative cost and will be a first charge against the estate.
•	Action has been instituted by a group of AngloGold Ashanti pensioners (van der Post and others) against the company for introducing a CPIX cap to post retirement health care contributions by the company. The company maintains that its action is justifiable and fair given the circumstances and precedent. Summons has been issued by the plaintiffs demanding that AngloGold Ashanti restore the level of contributions to what pertained before the introduction of the cap. The matter has been referred to private arbitration which arbitration hearing is scheduled to take place in September 2011.

In COLOMBIA:
•	Plaintiff: USER ASSOCIATION OF THE LAND ADEQUATION DISTRICT OF COELLO AND CUCUANA RIVERS (USOCOELLO)

Defendant: MINISTRY OF THE ENVIRONMENT, HOUSING AND TERRITORIAL DEVELOPMENT. MINISTRY OF MINES, INGEOMINAS

Claim: A class action law suit against the government seeking to ensure that the collective rights to a healthy environment, public health and food safety of USOCOELLO users and citizens of El Espinal, Coello and Guamo (Tolima) are protected. The suit asks that INGEOMINAS, MINISTRY OF ENVIRONMENT and MINISTRY OF MINES AND ENERGY be ordered not to declare the La Colosa mining project feasible, which implies disapproving the subtraction of the 515.75 hectares from the forest reserve as per the formulations made by the Office of the Attorney General of Colombia and CORTOLIMA. That the municipalities of El Espinal, Coello and Guamo, CORTOLIMA and the Office of the Environmental and Agrarian Attorney of Tolima Office be linked as parties to proceedings. That GGF-151 and EIG-163 mining concession contracts be suspended as a precautionary measure. The special conciliation hearing (Pacto de Cumplimiento) took place on April 27, 2011. No settlement was made and an evidence period will now commence.
•	Penalty of the Ministry of Environment against AngloGold Ashanti Colombia S.A.: The Ministry opened an investigation against the company and brought a list of charges against the company for carrying out exploratory activities without having processed the subtraction of the area from the forest reserve. After the evidence period, the Environmental Ministry issued a fine against the company. AngloGold Ashanti commenced prejudicial conciliation proceedings, against the Environmental Ministry, as required.
In GHANA:
•	Westchester/Africore Limited and Ashanti Goldfields Company Limited: Westchester/Africore Limited instituted an action against Ashanti Goldfields Company Limited in the High Court in Accra claiming damages for breach of an Exploration and Option Agreement. A provision in the Agreement stated that the parties should settle the matter by arbitration under the Arbitration Act of Ghana. In February 2002, the court directed the plaintiffs to seek arbitration as stipulated in the Agreement. The plaintiffs requested arbitration under the International Chamber of Commerce (ICC). Ashanti raised jurisdictional objections, which the ICC supported. The plaintiffs subsequently applied to pursue the matter through arbitration in Ghana. AngloGold Ashanti nominated an arbitrator in August 2006 and notified the plaintiffs accordingly. The plaintiffs then unilaterally pulled out of the arbitration and filed a Notice to maintain the action in the High Court. Ashanti Goldfields filed its defence and the trial began on February 13, 2009. Plaintiff sought leave to amend their Statement of Claim. The Plaintiffs were claiming an amount of $20 million. They however later amended their Statement of Claim to specific damages of $9 million. After several adjournments, the court gave judgment in favor of the Plaintiffs on March 31, 2011 and awarded damages of $17.4 million and GHS 30,000 ($19,726) costs. The Company has instructed Counsel to file a Notice of Appeal and Stay of Execution on grounds inter alia that the judgment is against the weight of the evidence given and that the trial judge unduly relied on the evidence of the Plaintiff’s expert witness.
•	AngloGold Ashanti v National Labour Commission & 273 Others: In December 2006, Appiah Agyei Boateng and 272 others, claiming to be the employees of AngloGold Ashanti petitioned the National Labour Commission (NLC) for the payment of their gratuities. The basis of their claim was that they were at all material times employees of AngloGold Ashanti (Ghana) Limited and that they have been transferred to Mining and Building Contractors Limited (MBC), an independent construction firm, without their consent and have consequently suffered a diminution in their terms and conditions of service. They were therefore claiming redundancy payments from AngloGold Ashanti. On August 20, 2009 the NLC found in favor of the petitioners and ordered AngloGold Ashanti to pay the Petitioners redundancy payments totalling $4.7 million. AngloGold Ashanti then initiated proceedings in the High Court seeking to have the NLC decision set aside. The affected workers applied and secured an order from the court joining them to the suit. On April 7, 2011 the High Court gave judgment ruling in favor of the plaintiffs that the National Labour Commission had the power to determine the matter. By this judgment, the Company is to pay the award as given by the Labour Commission. We are reviewing the possibility of applying for leave of the court to file an appeal to the Labour Commission’s decision out of time.

•	National Labour Commission v AngloGold Ashanti (Early Retirees): The Company was requested by the National Labour Commission to provide its comments on a petition filed against the Company at the Commission. The thrust of their petition is that Management misrepresented to them that they could opt for an early retirement and receive enhanced benefits by way of their unpaid salaries and Social Security Contributions. They claim they would have elected to exit by way of redundancy which was being done at the time. Specifically they are claiming against the company to pay to them the difference between what would have been their ‘redundancy’ packages and actual payments made to them under the retirement package. This has been computed to be the cedi equivalent of $1.8 million. On April 3, 2009, the National Labour Commission issued a decision on the matter. It ordered AngloGold Ashanti Ghana to calculate the difference between the Redundancy Package and the Early Retirement benefit in the case of each petitioner and the difference paid to each petitioner. Then AngloGold Ashanti refused to comply with the orders of the Commission, the Commission instituted action at the High Court to enforce their orders. On February 11, 2011 the High Court dismissed our Application for Stay of Execution pending appeal and ordered further that we pay the amount ordered to be paid to the petitioners into court within 14 days. Thereafter each of the petitioners, who are not parties to the suit should apply to the court to take out his or her entitlement upon providing satisfactory security. AngloGold Ashanti repeated its Application for Stay of Execution at the Court of Appeal. On March 14, 2011 the Court of Appeal granted the Company’s Application for Stay of Execution and directed that it should ensure that the Appeal would be ready for hearing within three months. The Company has written to the Registrar to complete the record of proceedings for onward transmission to the Court of Appeal.
In TANZANIA:
•	Jackson Manyelo & others vs. GGM Misc. Civil case no. 27/2007 (land case): The claimants allege that they have been affected by Katoma blasting and they have suffered damages in the amount of Tshs 9.6 billion ($7,161,446). Pre trial conference has been rescheduled.
In GUINEA:
•	A national claim recovery commission put in place by the government has demanded from SAG the payment of the sum of $43 million as dividend and penalty which would have been due to the state for the accounting years 2004 — 2007. This claim is contested by SAG. The two parties have decided to submit their dispute to an independent audit firm which will be appointed by a common accord.
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

Withholding tax
On February 21, 2007, the South African Government announced a proposal to replace the Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. The date for the implementation of the withholding tax on dividends has now been announced as April 1, 2012. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.
8B. SIGNIFICANT CHANGES
None.

ITEM 9: THE OFFER AND LISTING
9A. OFFER AND LISTING DETAILS
The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti’s ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE		NYSE(1)
	High	Low	High	Low
Year ended December 31	(South African cents per ordinary share)		(US dollars per ADS)

Annual information
2006	38,700	24,700	62.20	35.58
2007	35,899	25,400	49.42	33.80
2008	34,900	15,011	51.35	13.37
2009	34,679	28,630	47.52	36.05
2010	36,631	26,640	52.86	34.11

2009
First quarter	36,900	23,206	38.99	22.50
Second quarter	35,789	25,950	43.16	29.36
Third quarter	33,990	27,150	45.64	32.77
Fourth quarter	34,679	28,630	47.52	36.05

2010
First quarter	33,000	26,640	44.68	34.11
Second quarter	34,150	27,649	45.25	37,52
Third quarter	33,946	28,650	47.75	38.55
Fourth quarter	36,631	31,165	52.86	44.22

2011
First quarter	35,240	30,226	49.99	42.47

October 2010	32,950	31,165	48.16	44.22
November 2010	36,631	31,986	52.86	45.88
December 2010	34,786	32,230	50.76	46.57
January 2011	33,199	30,226	49.59	42.47
February 2011	35,240	30,810	49.31	43.21
March 2011	34,320	30,695	49.99	43.40
April 2011	34,096	32,344	51.28	47.67
May 2011 (2)	33,491	30,247	51.69	43.29

(1)	Each ADS represents one ordinary share.

(2)	Through May 24, 2011.
See “Item 7A.: Major shareholders” for the number of ADSs outstanding at December 31, 2010.
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
9D. SELLING SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.
9F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10: ADDITIONAL INFORMATION
10A. SHARE CAPITAL
ANGLOGOLD ASHANTI’S ORDINARY SHARES AND PREFERENCE SHARES
At the annual general meeting of shareholders held on May 15, 2009, shareholders approved an increase in the company’s authorized ordinary share capital. AngloGold Ashanti’s authorized and issued share capital as of December 31, 2010 and May, 24, 2011 (being the latest practicable date prior to the publication of this document) is set out below:

		Issued
Title of Class	Authorized	May 24, 2011(1)	December 31, 2010

Ordinary shares at par value of R0.25 each	600,000,000	381,473,822	381,204,808
E ordinary shares at par value of R0.25 each	4,280,000	2,120,250	2,806,126
A redeemable preference shares at par value of R0.50 each	2,000,000	2,000,000	2,000,000
B redeemable preference shares at par value of R0.01 each	5,000,000	778,896	778,896

(1)	Does not include additional shares to be issued in respect of the BEE Transaction approved by shareholders on May 11, 2011 of 48,923 ordinary shares and 1,370,634 E ordinary shares.
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
The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2007 through December 31, 2010.

Period to	Description	Number of Shares
December 31, 2007		277,457,471
Ordinary shares issued during 2008	AngloGold Share Incentive Scheme	672,545
	Employee Share ownership program — on
	conversion of E ordinary shares	94
	Acquisition of Golden Cycle Gold
	Corporation	3,181,198
	Rights offer	69,470,442
	Acquisition of São Bento Gold Company
	Limited	2,701,660

December 31, 2008		353,483,410
Ordinary shares issued during 2009	AngloGold Share Incentive Scheme	1,131,916
	Employee Share ownership program — on
	conversion of E ordinary shares	1,181
	Equity offering to fund the initial
	effective 35 percent interest in the
	Kibali gold project	7,624,162

December 31, 2009		362,240,669
Ordinary shares issued during 2010	AngloGold Share Incentive Scheme	823,411
	Employee Share ownership program — on
	conversion of E ordinary shares	—
	Equity raising — proceeds used to part
	fund the hedge elimination	18,140,000

December 31, 2010		381,204,080

The table below details changes in the E-ordinary issued share capital of AngloGold Ashanti since December 31, 2007 through December 31, 2010.

Period to	Description	Number of Shares
December 31, 2007		4,140,230
2008 E-ordinary shares movement	Cancelled and exchanged for ordinary shares
	in accordance with the cancellation formula	(173,289)

December 31, 2008		3,966,941
2009 E-ordinary shares movement	Cancelled and exchanged for ordinary shares
	in accordance with the cancellation formula	(171,943)

December 31, 2009		3,794,998
2010 E-ordinary shares movement	Cancelled and exchanged for ordinary shares
	in accordance with the cancellation formula	(988,872)

December 31, 2010		2,806,126

E-ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E-ordinary shares which are cancelled may not be re-issued and therefore, does not form part of the unissued share capital of the company.
Of the 171,943 E-ordinary shares which were cancelled during 2009, 138,059 E-ordinary shares were cancelled without ordinary shares being issued. E-ordinary shares are not exchanged for ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E-ordinary share as calculated in accordance with the cancellation formula.
On November 1, 2009, the first tranche of the E-ordinary shares issued to the Bokamoso ESOP and to Izingwe Holdings (Pty) Limited (Izingwe) vested. In terms of the rules pertaining to E ordinary shares, if at the date of the vesting the cost price of the E-ordinary shares as calculated in accordance with the cancellation formula is greater than the market price on the last business day prior to the date of vesting, then the conversion of the E-ordinary shares will be deferred. In respect of the Bokamoso ESOP, vesting will be deferred until May 1, 2010 at which time the E-ordinary shares will either be exchanged for AngloGold Ashanti ordinary shares or will be cancelled without benefit, as calculated in accordance with the cancellation formula. In respect of the E-ordinary shares issued to Izingwe, and in accordance with the rule pertaining to E ordinary shares, notice was received from Izingwe deferring vesting. Izingwe has, during the period November 1, 2009 to and including May 1, 2010 (the extended vesting period), the option to exercise its rights to exchange the E-ordinary shares for AngloGold Ashanti ordinary shares on the giving of such notice to do so, in accordance with the cancellation formula. Any E-ordinary shares that are unexercised during the extended vesting period will be cancelled.
On November 1, 2010, the second tranche of the E ordinary shares issued to the Bokamoso ESOP and to Izingwe vested. In terms of the rules, if at the date of the vesting the cost price of the E Ordinary shares as calculated in accordance with the cancellation formula is greater than the market price of the last business day prior to the date of vesting, then the conversion of the E ordinary shares will be deferred. In respect of the Bokamoso ESOP vesting has been deferred to May 1, 2011 at which time, the E ordinary shares will either be exchanged for AngloGold Ashanti ordinary shares or will be cancelled without benefit, as calculated in accordance with the cancellation formula. In respect of the E ordinary shares issued to Izingwe, and in accordance with the rules, notice was received from Izingwe deferring vesting. Izingwe has during the period November 1, 2010 to and including May 1, 2011 (extended vesting period), the option to exercise its rights to exchange the E ordinary shares for AngloGold Ashanti ordinary shares on the giving of such notice to do so, in accordance with the cancellation formula. Any E ordinary shares that are unexercised during the extended vesting period will be cancelled.
On April 14, 2011, AngloGold Ashanti announced the proposed restructuring of the BEE transaction, subject to shareholder approval. The principal component of the restructured transaction is the proposed reinstatement over the next three years of a total of some 1.37 million E Ordinary shares (“E shares”), that have either lapsed or are expected to lapse without realising the anticipated value for their holders. This is largely due to the market and economic circumstances (including the performance of the company’s share price in rand terms) which have prevailed since the launch of the BEE transaction in 2006. Also, an additional 48,923 new ordinary shares will be allotted to employees who qualify for the scheme as of the original cut-off date.

The E shares issued to the Bokamoso ESOP trust and Izingwe are effectively share appreciation rights which, upon vesting in the intended recipients, will be net settled with equity. The proposed restructuring entails a resetting of the strike price of the E shares at R320 for the Bokamoso ESOP and R330 for Izingwe, as well as providing on vesting for both a minimum payout (“floor”) of R40 per E share and a maximum payout per E share of R70 for Izingwe and R90 for members of the Bokamoso ESOP. While the floor price provides certainty to all beneficiaries of the BEE transaction, the creation of a ceiling serves to limit the cost to AngloGold Ashanti and its shareholders.
A circular providing full details of the proposed restructuring with the notice of general meeting was posted to shareholders on the same day and a general meeting to consider the proposed restructuring was held on May 11, 2011 at which, all the resolutions were approved by the requisite majority.
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
This summary does not contain all the information concerning the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the law of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the articles of association, the rights of holders of AngloGold Ashanti’s ordinary shares are governed by the South African Companies Act 61 of 1973, as amended, which is referred to as the Companies Act, the South African Securities Regulation Code on Take-Overs and Mergers and the JSE Listing Requirements. In addition, the South African Companies Act 71 of 2008, which is referred to as the 2008 Companies Act, was signed by the President of the Republic of South Africa on April 9, 2008 and will replace the Companies Act upon its commencement, which is effective on May 1, 2011. Further, the rights of holders of AngloGold Ashanti ADSs are governed by the Deposit Agreement between AngloGold Ashanti and The Bank of New York Mellon. See “— Share Rights, Preferences and Restrictions — The Deposit Agreement”.
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
The 2008 Companies Act provides that ordinary shares will no longer have a par or nominal value. It is expected that the regulations will be passed to provide for the transition of existing par value shares to no par value shares. Such regulations are obliged to preserve the rights of the existing shareholders and provide for the company to compensate its shareholders for any loss of any such rights. Additionally, under the 2008 Companies Act, a new class of shares referred to as “unclassified shares” may be created. The rights and terms that will attach to “unclassified shares” are to be determined by the directors of a company.
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
Board Meetings
The directors may regulate board meetings and determine the quorum necessary for the transaction of business as they deem fit. Unless otherwise determined by the directors, two directors form a quorum. Issues arising at meetings are decided by majority vote with the chairman having a second or casting vote where there are more than two directors present at the meeting.
Under the 2008 Companies Act, to the extent that the Memorandum of Incorporation does not provide otherwise, decisions can be adopted by the written consent of a majority of directors given in person or by electronic communication, provided that each director has received notice of the matter to be decided.
Borrowing Powers
AngloGold Ashanti may create and issue secured or unsecured debentures and the directors may borrow or secure the payment of such sums as they deem fit and may secure the repayment of any indebtedness by bond, mortgage or charge provided that no special privileges as to allotment of shares, attending and voting at meetings, appointment of directors or otherwise will be given to the holders of AngloGold Ashanti’s debentures without the sanction of AngloGold Ashanti shareholders in a general meeting.
AngloGold Ashanti’s borrowing powers are unlimited. These borrowing powers may be varied by AngloGold Ashanti shareholders by way of a special resolution in a general meeting.
Remuneration
The directors are entitled to such remuneration as AngloGold Ashanti shareholders may approve by special resolution in a general meeting. If a director performs services that, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, he may be paid such extra remuneration as the directors determine.

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
A director will not vote nor be counted in the quorum and if he will do so his vote will not be counted on any resolution for his own appointment to any other office or position under AngloGold Ashanti, or in respect of any contract or arrangement in which he is interested. This prohibition will not apply to:
(i)	any arrangement for giving to any director any security or indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, AngloGold Ashanti;
(ii)	any arrangement for the giving by AngloGold Ashanti of any security to a third party in respect of a debt or obligation of AngloGold Ashanti which the director has himself guaranteed or secured;
(iii)	any contract by a director to subscribe for or underwrite securities; or
(iv)	any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company (and note that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by AngloGold Ashanti in general meeting).
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
The directors may exercise the voting powers conferred by the shares in any other company held or owned by AngloGold Ashanti in such manner and in all respects as they deem fit, including the exercise thereof in favor of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.
Under the 2008 Companies Act, the restrictions described above will apply to a company’s directors, certain prescribed officers (the precise scope of which remains to be defined) and any person who is a member of a committee of the board of the company or of the Audit Committee of the company, whether or not that person is also a member of the company’s board.
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

No ordinary shares may be issued at a discount except in accordance with section 81 of the South African Companies Act, which states that a company can issue shares at a discount to the par value shares of such shares if such shares are of a class already in issue; if such issue is authorized by a special resolution; if the company has been trading for at least one year; if the issue is sanctioned by the court and if the issue occurs within one month of the sanction. If shares are issued at a discount, every prospectus issued by the company thereafter relating to the issue of any shares, will contain particulars of the discount allowed on the issue of those shares, or so much of the discount as has not been written off at the date of the issue of such prospectus.
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
Dividends may be declared in any currency at the discretion of the board of directors. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, Ghanaian cedis or United Kingdom pounds. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the Deposit Agreement. See “— The Deposit Agreement”.
As approved by shareholders in general meeting on December 11, 2006, the company’s authorized share capital was increased through the creation of a maximum of 4,280,000 E ordinary shares, to be issued for cash, pursuant to an employee share ownership plan and black economic empowerment transaction. The E ordinary shares will not be listed. Holders of E ordinary shares are entitled to receive a dividend, equal to one-half of the dividend per ordinary share declared by AngloGold Ashanti from time to time. In addition 50 percent of the dividend declared by AngloGold Ashanti from time to time is offset against the loan value of the E ordinary shares.
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
Transfer of Ordinary Shares
Dematerialized shares which have been traded on the JSE are transferred on the STRATE (Share Transactions Totally Electronic) settlement system and delivered within five business days after each trade.
The dematerialization of shares is not mandatory and holders of ordinary shares in AngloGold Ashanti may elect to retain their certificated securities. Subject to any statutory restrictions on transfers, any shareholder may transfer all or part of his certificated securities, to the extent it is not prevented by section 91A of the Companies Act. Every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers is kept or at such other place as the directors prescribe and must be accompanied by the share certificate and such other evidence as the directors or registrar may require to prove title and capacity of the intending transferor or transferee.

The directors may refuse to register any transfer of certificated securities unless the instrument of transfer, duly stamped, is lodged with AngloGold Ashanti accompanied by the share certificate, the transfer is in respect of only one class of securities or the transfer is permitted within any of AngloGold Ashanti’s incentive schemes.
Conversion of Ordinary Shares into Stock
AngloGold Ashanti may, by special resolution, convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. The holders of stock may transfer their respective interests but the directors may fix the minimum amount of stock transferable. The holders of stock have the same rights, privileges and advantages as regards participation in profits and voting at general meetings of AngloGold Ashanti as if they held the shares from which the stock arose. All of the provisions of the Articles apply equally to stock as to shares.
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
Rights Upon Liquidation
In the event of the winding up of AngloGold Ashanti:
•	the B redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of AngloGold Ashanti, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution, but not exceeding a return for each B redeemable preference share of the capital paid up on that share and any share premium paid on the issue of the B redeemable preference shares outstanding at that time;
•	the A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution. The A redeemable and

     B redeemable shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner; and
•	the ordinary shares and E ordinary shares confer the equal rights to any surplus arising from the liquidation of all other assets of AngloGold Ashanti.
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

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after the exercise of rights. For example, holders of ADSs may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York Mellon may deliver ADSs which are “restricted securities” within the meaning of Rule 144 which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.
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
Otherwise, ADS registered holders will not be able to exercise their right to vote unless they withdraw the shares. However, ADS registered holders may not know about the meeting sufficiently in advance to withdraw the shares.

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
Shareholders’ meetings
The directors may convene general meetings of AngloGold Ashanti shareholders. Subject to the provisions of the Companies Act, the shareholders may requisition for the convening of a general meeting.
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

Upon a return of assets in a winding-up or liquidation of AngloGold Ashanti (Ghana) Limited, the holder of the Golden Share is entitled to the sum of 0.10 cedis (approximately 7 US cents) in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalization issue.
The holder of the Golden Share may require AngloGold Ashanti (Ghana) Limited to redeem the Golden Share at any time in consideration of the payment to such holder of 0.10 cedis (approximately 7 US cents).
10C. MATERIAL CONTRACTS
Not applicable.
10D. EXCHANGE CONTROLS
Exchange controls and other limitations affecting security holders
The following is a general outline of South African exchange controls and such outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.
South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the South African Reserve Bank (SARB), are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities. Government officials have from time to time stated their intentions to relax South Africa’s exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the then Minister of Finance announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted.
Since then, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty if and when the government will remove exchange controls in their entirety.
The comments below relate to exchange controls in place at the date of this annual report.
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

Interest
Interest on foreign loans is freely remittable abroad, provided that the loans have received prior SARB approval.
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
10E. TAXATION
SOUTH AFRICAN TAXATION
The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Inland Revenue practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the “Treaty”), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a Deposit Agreement and any related agreement will be performed in accordance with its respective terms.
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

Taxation of dividends
South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) at a rate of 10 percent on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, AngloGold Ashanti has elected not to be subject to STC. As a result, although AngloGold Ashanti’s dividend payments are not subject to STC, AngloGold Ashanti pays corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by AngloGold Ashanti being lower than the tax payable using the standard corporate tax rate together with STC. STC will be phased out over the next two years and replaced by a dividend withholding tax.
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
On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. The date for the implementation of the withholding tax on dividends has now been announced as April 1, 2012. Although this may reduce the tax payable by the South African operations of the group thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.
Taxation of gains on sale or other disposition
South Africa imposes a tax on capital gains, which only applies to South African residents. The meaning of the word “residents” is different for individuals and corporations and is governed by the South African Income Tax Act of 1962, as amended, and by the Treaty. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein.
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
Taxation of dividends
The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by AngloGold Ashanti generally will be taxable as dividend income to the US holder for US federal income tax purposes on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. The South African government, however, has recently announced its intent to enact a dividend withholding tax, which is expected to be implemented on April 1, 2012. See ‘Taxation — South African Taxation — Taxation of dividends. Once the dividend withholding tax becomes effective, US holders who are eligible for benefits under the current Treaty will be subject to a maximum tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.
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

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15 percent) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet a certain minimum holding period and other requirements and the non-US corporation satisfies certain requirements, including that either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. AngloGold Ashanti currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes. AngloGold Ashanti anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of AngloGold Ashanti shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.
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
In general, upon a sale, exchange or other disposition of shares or ADSs, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.
A US holder’s tax basis in a share will generally be its US dollar cost. The US dollar cost of a share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase in the case of shares traded on an established securities market that are purchased by a cash basis US holder or an electing accrual basis US holder. The amount realized on a sale or other disposition of shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US holder will recognize US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash US holder (or an accrual basis US holder that so elects), the amount realized will be based on the exchange rate in effect between the settlement date for the sale, and no exchange gain or loss will be recognized at that time. If an accrual basis US holder makes either of the elections described above, it must be applied consistently from year to year and cannot be revoked without the consideration of the IRS.
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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
TREASURY POLICY
Risk management activities within the group are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The newly formed Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and exposure to the group’s counterparties.
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
The financial risk management activities objectives of the group are as follows:
•	Safeguarding the group’s core earnings stream through the effective control and management of gold and other commodity price risk, foreign exchange risk and interest rate risk;

•	Effective and efficient usage of credit facilities through the adoption of reliable liquidity planning and procedures;

•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and

•	Ensuring that all contracts and agreements related to financial risk management activities are co-ordinated and consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.
Under the treasury and risk management policy, treasury reports that are produced at the following minimum intervals for review by management and the board of directors.

Daily	Treasurer
Monthly	Executive Committee
Quarterly	Audit and Corporate Governance Committee, Board of Directors and shareholder reports
The Treasury Risk Analyst is responsible for monitoring all reports for completeness and accuracy which are reviewed by the Treasurer.
At AngloGold Ashanti, all front office (dealing), middle office (risk reporting), back office (deal confirmations) and payment (treasury settlements) activities are segregated. All treasury transactions are captured on a third party developed treasury and risk management system that is widely used in corporate treasuries. The group internal audit function conducts regular and ad-hoc reviews of the activities of treasury and the group’s treasury system.
GOLD PRICE RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. A number of products, including derivatives, are used to manage the price of gold and other commodities, interest rate and foreign exchange, liquidity and non-performance risk, which includes credit risk that arise out of the group’s core business activities. AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks.
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. During the year, the group had utilized forward purchase and sale contracts and purchased or sold call and put options to manage its exposure to gold price. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the group completed its final tranche of the hedge buy-back programme and settled all forward gold and foreign exchange contracts that had been used by the group in the past to manage those risks. The group is also exposed to certain by-product commodity price risk. At year-end there were no net forward sales contracts (2009: 571kg), no net call options sold (2009: 120,594kg) and no net put options sold (2009: 27,071kg) outstanding.

The mix of derivative instruments, the volume of production hedged and the tenor of the hedge book is continuously reviewed in light of changes in operational forecasts, market conditions and the group’s hedging policy.
The fair value of early termination options as at December 31, 2010 amounted to $nil (2009: $nil million; 2008: $498 million) as these options were part of the hedge buy-back effected during July 2009.
FASB ASC guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:
•	Commodity based (“normal purchase or normal sale exempt”) contracts that meet the requirements of the FASB ASC guidance and are designated as such, are recognized in product sales when they are settled by physical delivery. They are not recorded in the financial statements between the dates that they are entered into and settled.

•	Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the year was $nil million (2009: $5 million; 2008: $8 million). The Company does not have any open cash flow hedge contracts relating to product sales or forecasted capital expenditure as at December 31, 2010 (2009: $37 million; 2008: $123 million). Cash flow hedge losses pertaining to capital expenditure of $3 million as at December 31, 2010 (2009: $4 million; 2008: $nil million) are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense until 2017.

•	All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date reported as gains or losses on derivatives in earnings in the period in which they occur.
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
As at December 31, 2010 the Company had no outstanding commitments against future production as a result of the elimination of the hedge book. As of December 31, 2009, the hedge book reflected a net delta tonnage position of 3.49 million ounces (108 tonnes) out of a committed position of 3.90 million ounces (121 tonnes).
As at December 31, 2010 the Company had no open hedge positions, which represents a decrease of $2,175 million from a liability of $2,175 million as at December 31, 2009. The value as at December 31, 2009 was based on a gold price of $1,102 per ounce, exchange rates of $1 = R7.435 and A$1 = $0.8967 and the prevailing market interest rates and volatilities at December 31, 2009.
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

As at December 31, 2010 and 2009, the Company had no open forward exchange or currency option contracts in its currency hedge position.
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
Cash and loans advanced maturity profile

		2010				2009
		Fixed rate		Floating rate		Fixed rate		Floating rate
		investment amount	Effective	investment amount	Effective	investment amount	Effective	investment amount	Effective
Maturity date	Currency	(million)	rate %	(million)	rate %	(million)	rate %	(million)	rate %

All less than one year	USD	13	0.20	171	0.19	506	0.29	178	0.13
	ZAR	969	5.58	57	4.64	1,135	7.03	839	6.38
	AUD	42	4.45	25	4.44	—	—	13	3.52
	EUR	—	—	3	1.00	—	—	1	0.50
	CAD	—	—	2	0.20	—	—	1	0.08
	HKD	—	—	—	—	—	—	1	0.01
	BRL	—	—	30	8.90	—	—	152	10.20
	ARS	—	—	2	9.00	—	—	4	10.23
	NAD	102	5.00	207	5.00	—	—	—	—

Borrowings maturity profile

	Within one year		Between one and two years		Between Two and five years		After five years		Total
	Borrowings	Effective	Borrowings	Effective	Borrowings	Effective	Borrowings	Effective	Borrowings
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount
Currency	(million)%		(million)%		(million)%		(million)%		(million)

	$26	4.7	5	5.5	1,560	4.9	994	5.7	2,585
ZAR	703	6.4	—	—	20	9.8	237	9.8	960
BRL	3	4.7	5	5.1	2	6.0	—	—	10

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		Total
	Borrowings	Effective	Borrowings	Effective	Borrowings	Effective	Borrowings
	Amount	Rate	Amount	Rate	Amount	Rate	Amount
Currency	(million)%		(million)%		(million)%		(million)
| | | | | | |
	$26	4.7	880	6.0	1,679	4.8	2,585
ZAR	703	6.4	7	9.8	250	9.8	960
BRL	3	4.7	7	5.3	—	—	10

Non-performance risk
Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on regular basis throughout the year. The Company spreads it business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the audit sub-committee of the board of directors. Where possible, ISDA netting agreements were put into place by management.
The combined maximum credit risk exposure at balance sheet date amounts to $1 million (2009: $335 million). Credit risk exposure netted by open derivative positions with counterparts was $nil million (2009: $104 million). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.
The combined maximum credit risk exposure of the Company as at December 31, 2010 is as follows.

December 31,
2010
$

Warrants on shares	1

1

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at December 31, 2010 and 2009, are as follows (assets/(liabilities)):

	December 31, 2010		December 31, 2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	$	$	$	$

Cash and cash equivalents	575	575	1,100	1,100
Restricted cash	43	43	65	65
Short-term debt	(135)	(135)	(1,292)	(1,292)
Long-term debt	(1,730)	(2,059)	(667)	(889)
Long-term debt at fair value	(872)	(872)	—	—
Derivatives	(175)	(175)	(2,366)	(2,366)
Marketable equity securities — available for sale	124	124	111	111
Marketable debt securities — held to maturity	13	14	10	10
Non-marketable assets — held to maturity	2	2	2	2
Non-marketable debt securities — held to maturity	89	89	48	48

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and short-term debt
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Long-term debt
The mandatory convertible bonds are carried at fair value. The fair value of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.

Derivatives
The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates for the periods under review. The Company used the Black-Scholes option pricing formula to value commodity option contracts. The fair value of forward sales and purchases were estimated based on the quoted market prices and credit risk for the contracts at December 31, 2009.
Investments
Marketable equity securities classified as available-for-sale are carried at fair value. Marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable assets classified as held to maturity are measured at amortized cost. The fair value of marketable debt securities and non-marketable assets has been calculated using market interest rates. Investments in non-marketable debt securities classified as held to maturity are measured at amortized cost. The cost method investment is carried at cost. There is no active market for the investment and the fair value cannot be reliably measured.
The following is the fair value of the derivative assets and liabilities split by accounting designation:

	December 31, 2010
		Cash flow
		hedge	Non-hedge
		accounted	accounted	Total
Assets	Balance Sheet location	$	$	$

Warrants on shares	Current assets - derivatives	—	1	1

Total derivatives		—	1	1

	December 31, 2010
		Cash flow
		hedge	Non-hedge
		accounted	accounted	Total
Liabilities	Balance Sheet location	$	$	$

Option component of convertible bonds	Non-current liabilities - derivatives	—	(176)	(176)

Total derivatives		—	(176)	(176)

	December 31, 2009
		Cash flow
		hedge	Non-hedge
		accounted	accounted	Total
	Balance Sheet location	$	$	$

Assets
Forward sales type agreements — commodity	Current assets - derivatives	—	283	283
Option contracts — commodity	Current assets - derivatives	—	47	47

Total hedging contracts		—	330	330
Warrants on shares	Non-current assets - derivatives	—	5	5

Total derivatives		—	335	335

Liabilities
Forward sales type agreements — commodity	Current liabilities - derivatives	(37)	(441)	(478)
Option contracts — commodity	Current liabilities - derivatives	—	(2,034)	(2,034)
Interest rate swaps — gold	Current liabilities - derivatives	—	(13)	(13)

Total hedging contracts		(37)	(2,488)	(2,525)
Embedded derivatives	Non-current liabilities - derivatives	—	(1)	(1)
Option component of convertible bonds	Non-current liabilities - derivatives	—	(175)	(175)

Total derivatives		(37)	(2,664)	(2,701)

At December 31, 2010 the Company had no open derivative positions in its hedge book. The impact of credit risk adjustment totaled $150 million at December 31, 2009.
Non-hedge derivative gain/(loss) recognized

	Year ended December 31, 2010
	Location of gain/(loss) in income statement	$

Realized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(377)
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(2,573)
Forward sales agreements — currency	Non-hedge derivative gain/(loss) and movement on bonds	(13)
Option contracts — currency	Non-hedge derivative gain/(loss) and movement on bonds	3
Interest rate swaps — Gold	Non-hedge derivative gain/(loss) and movement on bonds	(15)

		(2,975	)(1)

Unrealized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	265
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	1,999
Interest rate swaps — Gold	Non-hedge derivative gain/(loss) and movement on bonds	13
Option component of convertible bonds	Non-hedge derivative gain/(loss) and movement on bonds	(1)
Embedded derivatives	Non-hedge derivative gain/(loss) and movement on bonds	1
Warrants on shares	Non-hedge derivative gain/(loss) and movement on bonds	(5)

		2,272

Loss on non-hedge derivatives		(703)

(1)	Includes $2,698 million loss related to the final tranche of the accelerated hedge buy-back.
Non-hedge derivative gain/(loss) recognized

	Year ended December 31, 2009
	Location of gain/(loss) in income statement	$

Realized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(535)
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(144)
Forward sales agreements — currency	Non-hedge derivative gain/(loss) and movement on bonds	107
Option contracts — currency	Non-hedge derivative gain/(loss) and movement on bonds	12
Interest rate swaps — Gold	Non-hedge derivative gain/(loss) and movement on bonds	16

		(544	)(1)

Unrealized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(188)
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(648)
Forward sales agreements — currency	Non-hedge derivative gain/(loss) and movement on bonds	(15)
Option contracts — currency	Non-hedge derivative gain/(loss) and movement on bonds	(3)
Interest rate swaps — Gold	Non-hedge derivative gain/(loss) and movement on bonds	(25)
Option component of convertible bonds	Non-hedge derivative gain/(loss) and movement on bonds	(33)
Embedded derivatives	Non-hedge derivative gain/(loss) and movement on bonds	(1)
Warrants on shares	Non-hedge derivative gain/(loss) and movement on bonds	5

		(908)

Loss on non-hedge derivatives		(1,452)

(1)	Includes $797 million loss related to the accelerated hedge buy-back.

Other comprehensive income

Year ended December 31, 2010
Cash flow
	hedges, before	Cash flow hedges removed from
	tax	equity, before tax		Hedge ineffectiveness, before tax
	$		$		$
Amount of
	Gain/(loss)	Location of	(gain)/loss
	recognized in	(gain)/loss	reclassified from		Amount of
	accumulated	reclassified from	accumulated other		(gain)/loss
	other	accumulated other	comprehensive		recognized
	comprehensive	comprehensive	income into	Location of (gain)/loss	in income
	income (effective	income into income	income (effective	recognized in income	(ineffective
	portion)	(effective portion)	portion)	(ineffective portion)	portion)
Forward sales type agreements - commodity	—	Product sales	52	Non-hedge derivatives gain/(loss) and movement on bonds	—
	—		52		—
Other comprehensive income

Year ended December 31, 2009
	Cash flow hedges,	Cash flow hedges removed from equity,
	before tax		before tax	Hedge ineffectiveness, before tax
	$		$		$
Amount of
	Gain/(loss)	Location of	(gain)/loss
	recognized in	(gain)/loss	reclassified from		Amount of
	accumulated	reclassified from	accumulated other		(gain)/loss
	other	accumulated other	comprehensive		recognized
	comprehensive	comprehensive	income into	Location of (gain)/loss	in income
	income (effective	income into income	income (effective	recognized in income	(ineffective
	portion)	(effective portion)	portion)	(ineffective portion)	portion)
Forward sales type agreements - commodity	(16)	Product sales	137	Non-hedge derivatives gain/(loss) and movement on bonds	5
Forward sales agreements - currency	(1)	Depreciation	—	Non-hedge derivatives gain/(loss) and movement on bonds	—
	(17)		137		5
Other comprehensive income

	Accumulated other	Changes in fair		Accumulated other
	comprehensive income as	value recognized	Reclassification	comprehensive income
	of January 1, 2010	in 2010	adjustments	as of December 31, 2010
	$	$	$	$

Derivatives designated as Gold sales	(52)	—	52	—
Capital expenditure	(3)	—	—	(3)

Before tax totals	(55)	—	52	(3	)(1)

After tax totals	(22)	—	20	(2)

	Accumulated other			Accumulated other
	comprehensive	Changes in fair		comprehensive income
	income as	value recognized	Reclassification	as of December 31,
	of January 1, 2009	in 2009	adjustments	2009
	$	$	$	$
| | | |
Derivatives designated as
Gold sales	(178)	(16)	142	(52)
Capital expenditure	(2)	(2)	1	(3)

Before tax totals	(180)	(18)	143	(55	)(1)

After tax totals	(112)	(13)	103	(22)

(1)	Includes adjustment for cumulative net translation differences of $nil million (2009: $18 million) resulting from the revaluation and settlement of non US dollar denominated cash flow hedge contracts.
Maturity profile of derivatives, at carrying value

	2010
	Total	Assets	Liabilities
	$	$	$

Amounts to mature within twelve months of balance sheet date	1	1	—
Amounts maturing between one and two years	—	—	—
Amounts maturing between two and five years (176)	176	—	(176)

Total	(175)	1	(176)

	2009
	Total	Assets	Liabilities
	$	$	$

Amounts to mature within twelve months of balance sheet date	(2,195)	330	(2,525)
Amounts maturing between one and two years	5	5	—
Amounts maturing between two and five years	(175)	—	(175)
Amounts to mature thereafter	(1)	—	(1)

Total	(2,366)	335	(2,701)

Sensitivity analysis
Derivatives
A principal part of the Company’s management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors, including commodity prices, foreign exchange rates and interest rates under varying scenarios. There are no open hedge positions as a result of the hedge book elimination during 2010. Additionally the Company’s management of risk is to monitor the sensitivity of the convertible bonds to changes in AngloGold Ashanti Limited’s share price and warrants on shares.

The following table discloses the approximate sensitivities, in US dollars, of the warrants on shares and the convertible bonds to key underlying factors at December 31, 2010 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2010
		Cash flow		Total
	Change in	hedge	Non-hedge	change in
	underlying	accounted	accounted	fair value
	factor (+)	$	$	$
Convertible bonds
AngloGold Ashanti Limited share price (US$)	Spot (+$1)	—	(10)	(10)
Warrants on shares
B2Gold Corporation share price (C$)	Spot (+C$0.25)	—	1	1

2010
Cash flow
	Change in	hedge	Non-hedge	Total change in
	underlying	accounted	accounted	fair value
	factor (-)	$	$	$
Convertible bonds
AngloGold Ashanti Limited share price (US$)	Spot (-$1)	—	9	9
Warrants on shares
B2Gold Corporation share price (C$)	Spot (-C$0.25)	—	—	—
Mandatory convertible bonds
The mandatory convertible bond valuation is primary linked to the AngloGold Ashanti Limited share price traded on the New York Stock Exchange (NYSE) and fluctuates with reference to the NYSE share price and market interest rates. A change of $1 in the AngloGold Ashanti Limited share price will generally impact the value of the mandatory convertible bond price in a stable interest environment by $0.83.
Foreign exchange risk
Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.
The following table discloses the approximate foreign exchange risk sensitivities of debt at December 31, 2010 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2010
	Change in exchange rate	Change in borrowings total
		$
Debt
ZAR denominated (R/$)	Spot (+R1)	(19)
BRL denominated (BRL/$)	Spot (+BRL0.25)	(1)

	2010
	Change in exchange rate	Change in borrowings total
		$
Debt
ZAR denominated (R/$)	Spot (-R1)	26
BRL denominated (BRL/$)	Spot (-BRL0.25)	1

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

Service	Fees (USD)
Issuance of ADSs	Up to 5 cents per ADS(1)
Cancellation of ADSs	Up to 5 cents per ADS(1)
Distribution of cash dividends or other cash distributions	Up to 2 cents per ADS(2)
Distribution of securities pursuant to
• (i) stock dividends, free stock distributions or
• (ii) exercises of rights to purchase additional ADSs	Up to 5 cents per ADS (2)
ADR Depositary Services fee	Up to 2 cents per year(2)

(1)	These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly-issued ADSs from the Depositary and by the brokers on behalf of their clients delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

(2)	In practice, the Depositary has not collected these fees. If collected, such fees are offset against the related distribution made to the ADR holder.
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
For further information, refer to “Item 10.B — The Deposit Agreement”.
12D.4 Depositary Payments for 2010
For the year ended December 31, 2010, The Bank of New York Mellon, as Depositary, has agreed to reimburse AngloGold Ashanti an amount of $798,343 (2009:$1,208,174) mainly for contributions towards the company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).

PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15: CONTROLS AND PROCEDURES
(a)	Disclosure Controls and Procedures: As of December 31, 2010 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13(a) — 15(e) and 15(d) — 15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.
(b)	Management’s Annual Report on Internal Control over Financial Reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as defined in the Exchange Act Rule 13(a) — 15(f) and 15(d) -15(f). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.
The company’s internal control over financial reporting includes those policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the company;

•	Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the Directors of the company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of the Evaluation Date. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment, and using those criteria, management concluded that the company’s internal control over financial reporting was effective as of the Evaluation Date.
(c)	Changes in Internal Control over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) — 15 during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

(d)	Attestation Report of the Registered Public Accounting Firm: The company’s independent registered accounting firm, Ernst & Young Inc., has issued an audit report on the effectiveness of the company’s internal control over financial reporting. This report appears below.

/s/ M Cutifani	/s/ S Venkatakrishnan

Mark Cutifani	Srinivasan Venkatakrishnan
Chief Executive Officer	Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The board of directors and stockholders of AngloGold Ashanti Limited
We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AngloGold Ashanti Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of AngloGold Ashanti Limited and our report dated May 27, 2011 expressed an unqualified opinion thereon.
Ernst & Young Inc.
Registered Auditor
Johannesburg, Republic of South Africa
May 27, 2011

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
Membership of the audit and corporate governance committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of the King III Code, which became effective in March 2010, and the requirements of Companies Act 71, of 2008, which becomes effective on May 1, 2011. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee’s chairman, Prof Wiseman Nkuhlu is the audit and corporate governance committee’s financial expert. All three members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.
The committee is guided by its terms of reference. The mandate as delegated by the board is ensuring integrity of financial reporting and adequacy of governance, internal control and risk management policies and processes throughout the company.
ITEM 16B: CODE OF ETHICS AND WHISTLE BLOWING POLICIES
In order to comply with the company’s obligation in terms of the Sarbanes-Oxley Act and the South African King Code on Corporate Governance, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of ethics for employees, a code of ethics for the chief executive officer, principal financial officer and senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature that affect the company’s interests. Senior management oversee compliance with the ethical code by means of several mechanisms including:
•	Assessing the integrity of new appointees in the selection and promotion process;
•	Adherence to the policy on the delegation of authority;
•	Induction of directors and employees on the company’s values, policies and procedures; and
•	Compliance with a strict disciplinary code of conduct.
The whistle-blowing policy applies to all companies in the AngloGold Ashanti group and provides a channel for shareholders, employees and the general public to report acts and practices that are in conflict with the company’s business principles, unlawful, financial malpractice or dangers to the public or the environment. Reports are made through several mediums including the intranet, internet, telephone, fax and post. An initiative is being undertaken to also implement short messaging system (sms) as a medium for reporting. All reports made in terms of the whistle-blowing policy are administered by a third party, Tip-Offs Anonymous, to ensure confidentiality and independence of the process. Reported cases are relayed to management through internal audit. A report is provided to the Executive Committee and the Audit and Corporate Governance Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The process encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or, if unresolved, they should then report these through the whistle-blowing line or directly to internal audit or the legal department.
In addition, the company has adopted a disclosures policy, the objective of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders, including investors (and potential investors), regulators and analysts.
Each code of ethics, whistle blowing and disclosure policy is available on the company’s website http://www.anglogoldashanti.co.za/About+our+business/Gov+Policies.htm. Each code of ethics and disclosure policy is also available on request from the company secretary.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended December 31, 2010 for which audited financial statements appear in this annual report on Form 20-F.
The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2010 and 2009.

	2010	2009
(in millions)	$	$
Audit fees(1)	7.76	5.80
Audit-related fees(2)	1.98	1.77
Tax fees(3)	0.17	0.40

Total	9.91	7.97

Rounding may result in computational differences.

(1)	The Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC. Included in the Audit Fees for 2010 and 2009 are fees paid to the external auditors in respect of SOX, which was implemented in 2006.

(2)	Audit-related fees consist of fees billed for assurance and related services and include consultations concerning financial accounting and reporting standard, comfort letters and consents.

(3)	Tax fees include fees billed for tax advice and tax compliance services.
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
All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2010 were reviewed and approved according to the procedures above. None of the services provided during 2010 were approved under the de minimis exception allowed under the Exchange Act.
No work was performed by persons other than the principal accountant’s employees in respect of the audit of AngloGold Ashanti’s financial statements for 2010.
ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2010.

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

ITEM 18: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The board of directors and stockholders of AngloGold Ashanti Limited
We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the “Company”) as of December 31, 2010, 2009 and 2008 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
The financial statements of Société d’Exploitation des Mines d’Or de Sadiola S.A. (“Sadiola”), a corporation in which the Company has a 41 percent (December 31, 2008: 38 percent) interest, have been audited by other auditors for the years ended December 31, 2010 and December 31, 2008 and for the periods then ended, whose reports has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Sadiola, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Sadiola is stated at $99 million at December 31, 2010 and $97 million at December 31, 2008, the Company’s equity in net income is stated at $35 million for the year ended December 31, 2010, and the Company’s equity in net loss is stated at $52 million for the year ended December 31, 2008.
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
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2010, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2011 expressed an unqualified opinion thereon.
Ernst & Young Inc.
Registered Auditor
Johannesburg, Republic of South Africa
May 27, 2011

Report of Independent Registered Public Accounting Firm
The Board of Directors and stockholders of Societe d’Exploitation des Mines d’Or de Sadiola S.A.:
We have audited the balance sheet of Societe d’Exploitation des Mines d’Or de Sadiola S.A. (the company) as of December 31, 2010, and the related statements of income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Societe d’Exploitation des Mines d’Or de Sadiola S.A. as of December 31, 2010, and the results of its operations and its cash flows for the year ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
KPMG Inc.
Registered Auditor
Bloemfontein, South Africa
May 26, 2011

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
BDO Stoy Hayward LLP
London, England
April 22, 2009

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of income
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(In millions, except share and per share information)

		2010	2009	2008
	Notes	$	$	$

Sales and other income		5,402	3,954	3,730

Product sales		5,334	3,784	3,655
Interest, dividends and other		68	170	75

Costs and expenses		5,021	4,852	4,103

Production costs		2,656	2,229	2,159
Exploration costs		206	150	126
Related party transactions	6	(15)	(18)	(10)
General and administrative		228	158	136
Royalties		142	84	78
Market development costs		14	10	13
Depreciation, depletion and amortization		720	615	615
Impairment of assets	5	91	8	670
Interest expense	5	151	123	72
Accretion expense	5	22	17	22
Employment severance costs	5	23	14	9
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	5	(3)	10	(64)
Non-hedge derivative loss and movement on bonds	5	786	1,452	258
Other operating items	5	—	—	19

Income/(loss) from continuing operations before income tax and equity income in associates		381	(898)	(373)

Taxation (expense)/benefit	7	(255)	33	(22)

Equity income/(loss) in associates		40	88	(149)

Net income/(loss) from continuing operations		166	(777)	(544)

Discontinued operations	8	—	—	23

Net income/(loss)		166	(777)	(521)

Less: Net income attributable to noncontrolling interests		(54)	(48)	(42)

Net income/(loss) — attributable to AngloGold Ashanti		112	(825)	(563)
Net income/(loss) — attributable to AngloGold Ashanti

Income/(loss) from continuing operations		112	(825)	(586)
Discontinued operations		—	—	23

		112	(825)	(563)

Earnings/(loss) per share attributable to AngloGold Ashanti common stockholders: (cents)

From continuing operations	9
Ordinary shares		30	(230)	(186)
E Ordinary shares		15	(115)	(93)
Ordinary shares — diluted		30	(230)	(186)
E Ordinary shares — diluted		15	(115)	(93)
Discontinued operations	9
Ordinary shares		—	—	7
E Ordinary shares		—	—	4
Ordinary shares — diluted		—	—	7
E Ordinary shares — diluted		—	—	4

Net income/(loss)	9
Ordinary shares		30	(230)	(179)
E Ordinary shares		15	(115)	(89)
Ordinary shares — diluted		30	(230)	(179)
E Ordinary shares — diluted		15	(115)	(89)

Weighted average number of shares used in computation	9
Ordinary shares		368,688,159	357,355,126	313,157,584
E Ordinary shares — basic and diluted		3,182,662	3,873,169	4,046,364
Ordinary shares — diluted		370,257,765	357,355,126	313,157,584

Dividend paid per ordinary share (cents)		18	13	13
Dividend paid per E ordinary share (cents)		9	7	7

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated balance sheets
AT DECEMBER 31, 2010 and 2009
(In millions, except share information)

		2010	2009
	Notes	$	$

ASSETS
Current Assets		1,997	2,758

Cash and cash equivalents		575	1,100
Restricted cash	10	10	12
Receivables		298	206

Trade	11	53	45
Recoverable taxes, rebates, levies and duties		156	82
Related parties		3	5
Other	11	86	74

Inventories	12	792	663
Materials on the leach pad	12	91	40
Derivatives	24	1	330
Deferred taxation assets	7	214	333
Assets held for sale	17	16	74

Property, plant and equipment, net	13	5,926	5,454
Acquired properties, net	14	836	831
Goodwill	15	180	162
Other intangibles, net	15	17	18
Derivatives	24	—	5
Other long-term inventory	12	27	26
Materials on the leach pad	12	331	324
Other long-term assets	16	1,073	1,022
Deferred taxation assets	7	1	62

Total assets		10,388	10,662

LIABILITIES AND EQUITY
Current liabilities		1,004	4,475

Trade accounts payable		404	340
Payroll and related benefits		175	147
Other current liabilities	18	153	120
Derivatives	24	—	2,525
Short-term debt	19	135	1,292
Tax payable		134	42
Liabilities held for sale	17	3	9

Other non-current liabilities	18	69	163
Long-term debt	19	1,730	667
Long-term debt at fair value	19	872	—
Derivatives	24	176	176
Deferred taxation liabilities	7	1,200	1,171
Provision for environmental rehabilitation	5 / 20	530	385
Provision for labor, civil, compensation claims and settlements		38	33
Provision for pension and other post-retirement medical benefits	26	180	147
Commitments and contingencies	21	—	—
Equity		4,589	3,445

Common stock
Share capital — 600,000,000 (2009 — 600,000,000) authorized common stock of 25 ZAR cents each. Stock issued 2010 — 381,204,080 (2009 — 362,240,669)		13	12
Additional paid in capital		8,670	7,836
Accumulated deficit		(3,869)	(3,914)
Accumulated other comprehensive income		(385)	(654)
Other reserves		37	37

Total AngloGold Ashanti stockholders’ equity		4,466	3,317
Noncontrolling interests		123	128

Total liabilities and equity		10,388	10,662

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of cash flows
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(In millions)

		2010	2009	2008
	Notes	$	$	$

Net cash provided by operating activities		1,038	443	64

Net income/(loss)		166	(777)	(521)
Reconciled to net cash provided by operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other		22	18	(64)
Depreciation, depletion and amortization		720	615	615
Impairment of assets		91	8	670
Deferred taxation		138	(199)	(72)
Cash utilized for hedge book settlements		(2,611)	(797)	(1,113)
Movement in non-hedge derivatives and bonds		2,544	1,689	511
Equity (income)/loss in associates		(40)	(88)	149
Dividends received from associates		143	101	78
Other non cash items		48	(125)	27
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits		131	19	24
Effect of changes in operating working capital items:
Receivables		(153)	(44)	(7)
Inventories		(215)	(169)	(131)
Accounts payable and other current liabilities		54	192	(101)

Net cash provided by continuing operations		1,038	443	65
Net cash used in discontinued operations		—	—	(1)

Net cash used in investing activities		(1,887)	(268)	(1,593)

Increase in non-current investments		(114)	(89)	(93)
Associates and equity accounted joint ventures acquired		(44)	(354)	—
Proceeds on disposal of associates		1	—	48
Associates loans advanced		(3)	(2)	(4)
Associates loans repaid		—	—	4
Additions to property, plant and equipment		(973)	(1,019)	(1,194)
Proceeds on sale of mining assets		69	1,142	39
Proceeds on sale of discontinued assets		—	—	10
Proceeds on sale of available for sale investments		79	2	4
Proceeds on redemption of held to maturity investments		63	79	84
Cash outflows from derivatives purchased		(984)	(18)	(485)
Loans receivable advanced		(6)	—	—
Loans receivable repaid		—	1	—
Change in restricted cash		25	(10)	(6)

Net cash generated by financing activities		230	303	1,715

Short-term debt repaid		(1,522)	(1,867)	(298)
Short-term debt raised		363	1,014	110
Issuance of stock		798	306	1,722
Share issue expenses		(20)	(11)	(54)
Long-term debt repaid		(120)	(864)	(316)
Long-term debt raised		1,953	1,760	743
Debt issue costs		(39)	(14)	—
Cash outflows from derivatives with financing		(1,066)	—	(134)
Cash inflows from derivatives with financing		—	35	—
Dividends paid to common stockholders		(67)	(45)	(41)
Dividends paid to noncontrolling interests		(50)	(11)	(17)

Net (decrease)/increase in cash and cash equivalents		(619)	478	186
Effect of exchange rate changes on cash		105	47	(88)
Cash and cash equivalents — January 1,		1,100	575	477

Cash and cash equivalents — December 31,		586 (1)	1,100	575

(1)	Includes cash and cash equivalents of held for sale assets of $11 million at December 31, 2010.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of stockholders’ equity
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(In millions, except share information)

AngloGold Ashanti stockholders
				Accumulated other
		Common	Additional paid	comprehensive	Accumulated	Other	Noncontrolling
	Common	stock	in capital	income*	deficit	reserves	interests	Total
	stock	$	$	$	$	$	$	$

Balance — January 1, 2008	276,544,061	10	5,607	(625)	(2,440)		63	2,615
Net (loss)/income					(563)		42	(521)
Translation loss				(597)			(8)	(605)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				157			3	160
Net loss on cash flow hedges, net of tax				(61)				(61)
Hedge ineffectiveness on cash flow hedges, net of tax				8				8
Net loss on available-for-sale financial assets arising during the period, net of tax				(29)				(29)
Release on disposal of available-for-sale financial assets during the period, net of tax				(1)				(1)

Other comprehensive loss								(528)

Comprehensive loss								(1,049)
Acquisition of subsidiary							1	1
Stock issues as part of rights offer	69,470,442	2	1,664					1,666
Stock issues as part of Golden Cycle acquisition	3,181,198	—	118					118
Stock issues as part of Sao Bento acquisition	2,701,660	—	70					70
Stock issues as part of Share Incentive Scheme	672,545	—	14					14
Stock issues in exchange for E Ordinary shares cancelled	94	—	3					3
Stock issues transferred from Employee Share Ownership Plan to exiting employees	57,761	—	2					2
Stock based compensation expense			24					24
Dividends					(41)		(17)	(58)

Balance — December 31, 2008	352,627,761	12	7,502	(1,148)	(3,044)		84	3,406
Net (loss)/income					(825)		48	(777)
Translation gain				320			6	326
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				97			1	98
Net loss on cash flow hedges, net of tax				(12)				(12)
Hedge ineffectiveness on cash flow hedges, net of tax				5				5
Net gain on available-for-sale financial assets arising during the period, net of tax				72				72
Realized loss in earnings on available-for-sale financial assets during the period, net of tax				12				12

Other comprehensive income								501

Comprehensive loss								(276)
Share of capital transaction at equity accounted joint venture						37		37
Stock issues as part of equity offering	7,624,162	—	280					280
Stock issues as part of Share Incentive Scheme	1,131,916	—	25					25
Stock issues in exchange for E Ordinary shares cancelled	1,181	—	3					3
Stock issues transferred from Employee Share Ownership Plan to exiting employees	189,787	—	7					7
Stock based compensation expense			19					19
Dividends					(45)		(11)	(56)

Balance — December 31, 2009	361,574,807	12	7,836	(654)	(3,914)	37	128	3,445

Net income					112		54	166
Translation gain				229			5	234
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				20				20
Net gain on available-for-sale financial assets arising during the period, net of tax				74				74
Release on disposal of available-for-sale financial assets during the period, net of tax				(56)				(56)
Realized loss in earnings on available-for-sale financial assets during the period, net of tax				2				2

Other comprehensive income								274

Comprehensive loss								440
Stock issues as part of equity offering	18,140,000	1	772					773
Stock issues as part of Share Incentive Scheme	823,411	—	26					26
Stock issues in exchange for E Ordinary shares cancelled	—	—	12					12
Stock issues transferred from Employee Share Ownership Plan to exiting employees	230,921	—	10					10
Stock based compensation expense			14					14
Dividends					(67)		(64)	(131)

Balance — December 31, 2010	380,769,139	13	8,670	(385)	(3,869)	37	123	4,589

*	The cumulative translation loss included in accumulated other comprehensive income amounted to $536 million (2009: $765 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $1 million (2009: $33 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $2 million (2009: $22 million). The cumulative gain, net of deferred taxation of $nil million (2009: $3 million), included in accumulated other comprehensive income in respect of available for sale financial assets amounted to $89 million (2009: $69 million). The cumulative gain included in accumulated other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2009: $64 million). This gain is offset by $64 million (2009: $64 million) arising from translation of net investments in foreign entities.
As at December 31, 2010 and 2009, $133 million and $254 million, respectively, of retained earnings arising from the Company’s equity accounted joint ventures and certain subsidiaries may not be remitted without third-party shareholder consent.
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(In millions, except share and per share information)
1.	NATURE OF OPERATIONS

AngloGold Ashanti Limited (the “Company”), as it conducts business today, was formed on April 26, 2004 following the Business Combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti). AngloGold, formerly Vaal Reefs Exploration and Mining Company Limited, was incorporated in South Africa on May 29, 1944 and Ashanti was incorporated in Ghana on August 19, 1974. The Company conducts gold-mining operations in the following regions: South Africa; Continental Africa (Ghana, Guinea, Mali, Namibia and Tanzania); Australasia (Australia) and the Americas (Argentina, Brazil and United States of America). The Company also produces as by-product: silver, uranium oxide and sulfuric acid.

2.	ACCOUNTING CHANGES

Disclosures about the credit quality of financing receivables and the allowance for credit losses

In July 2010, the Financial Accounting Standards Board (“FASB”) issued guidance to address concerns about the sufficiency, transparency, and robustness of credit risk disclosures for financing receivables and the related allowance for credit losses. The guidance requires that entities disclose information at disaggregated levels. The expanded disclosures include information regarding the credit quality of receivables as of the end of a reporting period.

The new disclosure requirements apply to all entities that have lending arrangements in the form of receivables or a lessor’s right to lease payments (other than operating leases), although disclosures for trade accounts receivable with a contractual maturity of one year or less are exempt. For public entities, the new disclosures are required for interim and annual periods ending on or after December 15, 2010. Except for disclosure changes, the adoption had no impact on the Company’s financial statements.

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

Recognition and presentation of other-than-temporary impairments

In April 2009, the FASB updated the Accounting Standards Codification (“the Codification” or “ASC”) guidance for recognition and presentation of other-than-temporary impairments which: (i) clarifies the factors that should be considered when determining whether a debt security is other than temporarily impaired, (ii) provides guidance on the amount recognized of an other-than-temporary impairment and (iii) expands the disclosures required. It is effective for interim and annual reporting periods ending after June 15, 2009. The adoption had no material impact on the Company’s financial statements.

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

Business combinations

In December 2007, the FASB updated the ASC guidance for business combinations, which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. The Company adopted the provisions on January 1, 2009 to be applied to all future business combinations.

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

In January 2010, the ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The updated guidance further clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either Level 2 or Level 3. The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. Except for disclosure changes, the adoption of the updated guidance had no material impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.	ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS
2010 disposale
The Company’s disposals during the year included:
•	Disposal of Tau Lekoa

On February 17, 2009, AngloGold Ashanti announced the terms of the sale of its Tau Lekoa mine, together with the adjacent properties Weltevreden, Jonkerskraal and Goedgenoeg, to Simmer & Jack Mines Limited (“Simmers”). The sale was concluded effective August 1, 2010. The selling price of R600 million was payable in two tranches, R450 million ($64 million) was paid in cash on August 4, 2010 with the remaining R150 million (which was subject to certain offset adjustments) being settled on November 1, 2010.

•	Disposal of B2Gold

AngloGold Ashanti Limited realized net proceeds of $68 million from the sale of its entire holding of 31,556,650 shares in Vancouver-based gold producer B2Gold Corp (“B2Gold”). This stake, equivalent to about 10.17 percent of B2Gold’s outstanding shares, was sold on November 9, 2010. The Company acquired a 15.9 percent direct interest in B2Gold during 2008 as discussed in this note under 2008 disposals “Disposal of exploration interests in Colombia”.
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

Effective July 1, 2008, AngloGold Ashanti acquired the remaining 33 percent shareholding in the Cripple Creek & Victor Gold Mining Company joint venture (“CC&V”) through the acquisition of 100 percent of Golden Cycle Gold Corporation (“GCGC”). The Company issued 3,181,198 AngloGold Ashanti shares (total value $118 million) pursuant to this transaction. The Company completed the purchase price allocation of fixed assets during the third quarter of 2008. The transaction was accounted for as a purchase business combination whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $18 million being recorded, relating mainly to the premium paid to obtain the remaining interest in CC&V. The goodwill related to the acquisition is non-deductible for tax purposes. Details of the acquisition are as follows:
Fair value of acquisition of business

2008
Golden Cycle
acquisition
$

Property, plant and equipment	93
Goodwill	18
Current assets	7

Net value of assets acquired	118
Purchase price paid	(118)

- Issuance of common stock	(118)

Gross value	(118)
Share issue expenses	—

• Acquisition of São Bento mine

On December 15, 2008, AngloGold Ashanti announced that it had completed the purchase of São Bento Gold Company Limited (“SBG”) and its wholly-owned subsidiary, São Bento Mineração S.A. (“SBMSA”) from Eldorado Gold Corporation (“Eldorado”) for a consideration of $70 million through the issuance of 2,701,660 AngloGold Ashanti shares. The transaction was accounted for as an asset acquisition. The purchase price was allocated to the underlying assets acquired. The purchase of SBG and SBMSA gave AngloGold Ashanti access to the São Bento mine, a gold operation situated in the immediate vicinity of AngloGold Ashanti’s Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.	ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
2008 disposals
The Company’s disposals during the year included:
•	Disposal of exploration interests in Colombia

On February 14, 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (“MOA”) with B2Gold. B2Gold would acquire from AngloGold Ashanti, additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti, 25 million common shares and 21.4 million common share purchase warrants in B2Gold. On May 16, 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a 15.9 percent direct interest in B2Gold and increase B2Gold’s interest in certain Colombian properties, as stated.

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

Profits realized in connection with transactions between the Company and associated companies are eliminated in proportion to ownership.

4.3	Foreign currency transactions and foreign currency statements

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

Group companies

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	share capital and premium are translated at historical rates of exchange;

•	equity items other than profit attributable to equity shareholders are translated at the closing rate;

•	assets and liabilities for each balance sheet presented are translated at the closing rate;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity and included within accumulated other comprehensive income.
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

Cash and cash equivalents consist of cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value. Restricted cash is reported separately in the consolidated balance sheets. Cash that is restricted as to withdrawal or use for other than current operations is classified as non-current.

4.6	Non-marketable debt securities

Investments in non-marketable debt securities, for which the Company does not control or exercise significant influence, are classified as held to maturity and are subsequently measured at amortized cost. If there is evidence that held to maturity financial assets are impaired the carrying amount is reduced and the loss recognized in the income statement.

4.7	Marketable equity investments and debt securities

Marketable equity investments and debt securities which are considered available-for-sale, are carried at fair value, and the unrealized gains and losses, net of tax, computed in marking these securities to market are reported within accumulated other comprehensive income in the period in which they arise. These amounts are removed from accumulated other comprehensive income and reported in income when the asset is derecognized or when there is evidence that the asset is impaired in accordance with the FASB ASC guidance on accounting for certain investments in debt and equity securities. AngloGold Ashanti considers several factors in determining other-than-temporary impairment losses: including the current and expected long-term business prospects of the issuer; the length of time and relative magnitude of the price decline and its ability and intent to hold the investment until the price recovers.

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

The costs of materials currently contained on the leach pad are reported as a separate line item and classified as either short-term or long-term. Materials on the leach pad are classified as short-term if the Company expects the related gold to be recovered within twelve months. The short-term portion is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate was used in determining the short-term portion of materials on the leach pad.

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

Goodwill relating to subsidiaries is tested for impairment at least annually or when indicators of impairment exist and is carried at cost less accumulated impairment losses. Potential impairment is identified by comparing the fair value of a reporting unit with its carrying amount. The fair value of a reporting unit is determined using an expected present value technique.

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

	2010	2009	2008

Net income ($ millions)	27	16	10
Earnings per share (1)(cents)	7	4	3

Retained income — January 1 ($ millions)	86	70	60
Retained income — December 31 ($ millions)	113	86	70

(1)	Impact per basic and diluted earnings per common share.
4.26	Stock-based compensation plans

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

Business Combinations

In December 2010, the FASB issued guidance for business combinations regarding how public entities disclose supplemental pro forma information for business combinations that occur during the current year. Under the amended guidance, a public entity that presents comparative financial statements must disclose the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the prior annual reporting period. The guidance also requires public entities to provide a description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to business combination(s) that are included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company is currently assessing the impact of the guidance on the Company’s financial statements.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

In July 2010, the FASB issued guidance for the disclosure of the allowance for credit losses and financing receivable modifications. The expanded disclosures include roll-forward schedules of the allowance for credit losses and enhanced disclosure of financing receivables that were modified during a reporting period and those that were previously modified and have re-defaulted. The new disclosure requirements are required for interim and annual periods beginning on or after December 15, 2010. The Company is currently assessing the impact of the guidance on the Company’s financial statements.

Compensation — stock compensation

In April 2010, the FASB issued guidance for stock compensation. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The guidance also clarifies that disclosures currently required are applicable to a share-based payment award, including the nature and terms of share-based payment arrangements. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments will be applied prospectively. A cumulative-effect adjustment will be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

Fair value measurements

In January 2010, the FASB ASC guidance for disclosures about fair value measurements was updated requiring level 3 disclosure details regarding separate information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES

Employment severance costs

	2010	2009	2008
	$	$	$

South Africa	19	10	9
Continental Africa	1	3	—
Americas	3	1	—

	23	14	9

Employee severance costs were due to retrenchments reflecting downsizing and rationalization of operations resulting in a planned reduction in workforce.

Interest expenses

	2010	2009	2008
	$	$	$

Finance costs on rated bonds	38	—	—
Finance costs on convertible bonds(1)	22	18	7
Finance costs on mandatory convertible bonds	13	—	—
Finance costs on bank loans and overdrafts	19	55	47
Finance costs on corporate bond	—	—	18
Unwinding of discount on convertible bonds	27	18	20
Amortization of deferred loan fees	20	31	2
Capital lease charges	5	3	3
Discounting of non-current trade and other debtors	6	6	1
Other	1	5	4

	151	136	102
Less : Amounts capitalized(2)	—	(13)	(30)

	151	123	72

(1)	The $1.0 billion 2.375 percent convertible bond (issued February 27, 2004) was repaid on February 27, 2009. On May 22, 2009, AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the Company, issued $732.5 million 3.5 percent guaranteed convertible bonds due May 2014, convertible into ADSs and guaranteed by AngloGold Ashanti Limited. Refer to Note 19.

(2)	Interest capitalized on qualifying assets. Refer to Note 13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES (continued)

Impairment of assets Impairments are made up as follows:

	2010	2009	2008
	$	$	$

South Africa
Below 120 level at TauTona(1)	47	—	16
Impairment and write-off of Savuka(2)	16	—	—
Impairment of Tau Lekoa(3)	8	4	—
Continental Africa
Impairment of Iduapriem obsolete tailings storage facility(4)	8	—	—
Impairment of Geita mining assets(5)	5	—	299
Impairment of goodwill held in Geita mine(5)	—	—	181
Impairment and write-off of tailings treatment plant at Obuasi mine(6)	3	—	—
Impairment and write-off of oxide treatment plant at Obuasi mine(7)	—	4	—
Impairment of goodwill held in Obuasi mine(8)	—	—	104
Impairment of abandoned shaft infrastructure and reserve power plant at Obuasi mine(9)	—	—	15
Impairment of reserve power plant at Iduapriem mine(9)	—	—	3
Impairment of goodwill held in Iduapriem mine(10)	—	—	14
Impairment of exploration assets in the DRC(11)	—	—	29
Impairment of obsolete heap leach plant infrastructure at Siguiri mine	—	—	7
Americas
Write-off of mining assets at Serra Grande	3	—	—
Other
Impairment and write-off of various minor tangible assets and equipment	1	—	2

	91	8	670

(1)	Due to a change in the mine plan resulting from safety related concerns following seismic activity, a portion of the below 120 level development has been abandoned and will not generate future cash flows.

(2)	Due to a change in the mine plan, the Savuka assets have been abandoned and will not generate future cash flows.

(3)	Following the classification of Tau Lekoa as held for sale in 2009, impairment testing was performed on the held for sale asset. As the estimated fair value less costs to sell did not support the carrying value, an impairment was recorded for held for sale assets. The sale of Tau Lekoa was concluded effective August 1, 2010. Refer to Note 17.

(4)	The use of the tailings storage facility was discontinued.

(5)	Impairment of mining assets in 2010 represents the write-off of vehicles and heavy mining equipment at Geita. In 2008, the annual impairment testing for goodwill was performed for Geita mine and it was determined that its goodwill was fully impaired. The impairment testing for mining assets was performed and the estimated fair value of the mining assets did not support the carrying values and as a result, an impairment of mining assets was recorded. The impairment at Geita mine was due to a combination of factors such as the lower forward gold curve price, higher discount rates and a change in the mine plan revised mainly due to a reduction in reserves resulting from resource model changes, grade factors and an increase in the cost of extraction.

(6)	Due to safety related concerns the use of the tailings treatment plant was discontinued.

(7)	Due to damage suffered by the leach tanks of the treatment plant its use was discontinued in 2009.

(8)	In 2008, the annual impairment testing for goodwill was performed for Obuasi mine and it was determined that its goodwill was fully impaired. The goodwill impairment was the result of factors such as the lower forward gold curve price, higher discount rates and a revised mine plan which incorporated changes in the cost of extraction due to the higher power costs experienced in Ghana.

(9)	The reserve power plant had been placed on care and maintenance during 2008 and was handed over to the Volta Regional Authority in 2009. Both Obuasi mine and Iduapriem mine contributions to the capital cost of the reserve power plant were impaired as the mines would not derive further economic benefit.

(10)	In 2008, the annual impairment testing for goodwill was performed for Iduapriem mine and it was determined that its goodwill was fully impaired. The goodwill impairment was the result of factors such as the lower forward gold curve price, higher discount rates and a revised mine plan which incorporated changes in the cost of extraction due to the higher power costs experienced in Ghana.

(11)	In terms of the volatile political situation in the DRC in 2008, commercial exploitation appeared unlikely and the mineral right value was impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES (continued)

The following estimates and assumptions were used by management when reviewing goodwill and long-lived assets for impairment:
•	the gold price assumption represented management’s best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information including current prices, historical averages, and forward pricing curves. The long-term gold price is based on a range of economic and market conditions that will exist over the remaining useful life of the assets; (1)

•	proven and probable ore reserves as well as value beyond proven and probable reserves estimates. For these purposes proven and probable ore reserves of approximately 71.2 million ounces (including joint ventures) as at December 31, 2010 were determined;

•	the real pre-tax discount rate is commensurate with the risks involved which is consistent with the basis used in 2009. The risk factors considered were country risk as well as asset risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor was based on the Company’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;

•	foreign currency cash flows were translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency; and

•	cash flows used in impairment calculations were based on life of mine plans.

Estimates and assumptions used by management included the following:

	2010	2009	2008
	$ per ounce	$ per ounce	$ per ounce

(1) Long-term real gold price	1,113	906	817
The real pre-tax discount rates applied in the 2010 impairment calculations on reporting units with significant assigned goodwill were as follows:

Percentage

Australasia
Sunrise Dam	11.1%
Americas
Cripple Creek	6.5%
In addition to the gold price and discount rate assumptions described above, the factors affecting the estimates include:
•	changes in proven and probable ore reserves as well as value beyond proven and probable reserves;

•	the grade of ore reserves as well as value beyond proven and probable reserves may vary significantly from time to time;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues; and

•	changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.
The real pre-tax discount rates applied in the 2008 impairment calculations to determine reporting unit’s fair value were as follows:

Discount rate

Continental Africa
Geita	11.5%
Obuasi	9.0%
Iduapriem	8.8%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES (continued)

Environmental rehabilitation obligations

Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.

	$
The following is a reconciliation of the total liabilities for asset retirement obligations:

Balance as at December 31, 2009	385
Additions to liabilities	26
Liabilities settled	(6)
Accretion expense	22
Change in assumptions	76	(1)
Other movements	2
Translation	25

Balance as at December 31, 2010	530

(1)	Revisions relate to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates, cost escalations and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These liabilities are anticipated to unwind beyond the end of the life of mine.

These liabilities mainly relate to obligations at the Company’s active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.

Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company’s control. The monies in the trust and bond are invested primarily in interest bearing debt securities and cash and are included in Other long-term assets in the Company’s consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company’s consolidated balance sheets. As at December 31, the carrying amounts and estimated fair values of balances held in the trust and bond were as follows:

	December 31, 2010		December 31, 2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	$	$	$	$

Securities	117	118	69	69
Cash	32	32	53	53

	149	150	122	122

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

Rental expense(1)

	2010	2009	2008
	$	$	$

Comprising of:
Minimum rentals	23	33	30

(1)	Included in production costs for each period presented.

Future minimum rental payments are:

2011	18
2012	7
2013	1
2014	1
Thereafter	—

27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES (continued)

(Profit)/loss on sale of assets, realization of loans, indirect taxes and other

	2010	2009	2008
	$	$	$

Mandatory convertible bonds underwriting and professional fees	26	—	—
Loss on disposal of land, equipment and assets, mineral rights and exploration properties(1)	19	13	2
Indirect tax expenses and legal claims(2)	17	29	(18)
Impairment of other receivables	9	7	—
Loss on sale of Tau Lekoa Gold mine(3)	7	—	—
Impairment of investments(4)	2	12	6
Mining contractor termination costs	1	—	1
Profit on disposal of investments(5)	(52)	—	—
Net insurance claim recovery(6)	(19)	(7)	—
Royalties received(7)	(8)	—	—
(Recovery)/loss on consignment inventory	(5)	12	—
Profit on disposal of joint venture interest in Boddington Gold mine in Australia(8)	—	(56)	—
Profit on disposal of certain exploration interests in Colombia to B2Gold Corporation	—	—	(33)
Certain royalty and production related payment interests in the United States of America sold to Royal Gold Inc.	—	—	(14)
Deferred income on sale of La Rescatada exploration interest recognized in Peru	—	—	(8)
Recovery of exploration costs previously expensed in South Africa and Peru	—	—	(4)
Contributions by other members to Nufcor Uranium Trust situated in South Africa	—	—	(3)
Profit on disposal of the Company’s equity interest held in Nufcor International Limited	—	—	(2)
Costs relating to the issue of rights granted to E ordinary shareholders	—	—	9

	(3)	10	(64)

(1)	Refers to the disposal and derecognition of land, equipment and assets, mineral rights and exploration properties in South Africa, Continental Africa and the Americas.

(2)	Indirect taxes and legal claims are in respect of:

South Africa	1
Tanzania	6	25	(15)
Guinea	10	7	(3)
Brazil		(3)

(3)	The sale of Tau Lekoa Gold mine was concluded effective August 1, 2010. Refer to Note 17.

(4)	Impairment of investments include the following (refer to Note 16):

Corvus Gold Incorporated (United States of America)	2
B2Gold Corporation shares (Colombia)		12
Red 5 Limited shares (Australia)			4
Dynasty Gold Corporation shares (China)			2

(5)	Profit on disposal of investments include:

B2Gold Corporation (Colombia)	(45)
Red 5 Limited (Australia)	(7)

(6)	Includes business interruption insurance following a seismic event which resulted in the suspension of operations at Savuka Gold mine (in South Africa) during 2009. The Company has recovered $46 million to date from its insurers. Amounts received included:

Business interruption recoveries	(19)	(11)
Reimbursement of costs (included in Production costs)	(16)

(7)	Royalties received are mainly from Newmont Mining Corporation in connection with the 2009 sale of the joint venture interest in Boddington Gold mine and Simmers & Jack Mines Limited in connection with the 2010 sale of Tau Lekoa Gold mine.

(8)	Included $31 million foreign exchange transaction loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES (continued)

Non-hedge derivative loss and movement on bonds

Non-hedge derivative loss

	2010	2009	2008
	$	$	$

Loss on non-hedge derivatives	703	1,452	258
The net loss recorded for the year ended December 31, 2010 relates to the accelerated hedge book settlement, normal realized losses on non-hedge derivatives, the fair value movements of the conversion features of convertible bonds amounting to $1 million (2009: $33 million) (as described in note 19), the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities during the year.

During 2010, the Company eliminated its gold hedge book. The loss of scheduled hedge book maturities during 2010 was $277 million. Loss on non-hedge derivatives includes a realized loss of $2,698 million relating to the final tranche of the accelerated hedge buy-back that commenced in September 2010 and was concluded on October 7, 2010. The final phase of the hedge restructuring was funded with proceeds from the equity offering (refer to Note 22) and the three-year mandatory convertible bonds (refer to Note 19) issued in September, as well as cash from internal sources and debt facilities.

During July 2009, the Company embarked on a hedge buy back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal purchases and sales exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. These effects are reflected in the table below.

Effects of the accelerated hedge settlements

	2010	2009	2008
	$	$	$

Accelerated hedge settlement of non-hedge derivatives	2,698	797	1,088
Previously designated NPSE contracts	405	580	—
Other non-hedge derivative contracts	2,293	217	1,088
In addition to the accelerated hedge settlement during 2008, the Company recognized a loss of $150 million on forward gold contracts previously qualifying for the normal sale exemption, due to the inability of a single counterpart to accept physical delivery of gold for the forward contracts that had matured. Accordingly, the remaining contracts with this counterpart for future periods were accounted for at fair value on balance sheet, with changes in fair value reflected in the income statement.

The hedge buy-back and re-designation of contracts effected in 2009 resulted in an increase in current non-hedge derivative liabilities and a consequential loss on non-hedge derivatives. During 2010, all the contracts that were previously designated as normal purchase and sale exempted (“NPSE”) were closed out and recorded as a non-hedge derivative loss.

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

The effect of the NPSE re-designation in July 2009 and subsequent accounting for these contracts is stated below.

	2010	2009
	$	$

Liability at beginning of period	556	—
Non-hedge derivative losses recognized in respect of NPSE re-designation	—	543
Fair value movements (recorded in non-hedge derivative loss)	131	143
Realized settlements	(687)	(130)

Liability as at December 31	—	556

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES (continued)

Movement on bonds

	2010	2009	2008
	$	$	$

Fair value loss on mandatory convertible bonds	83	—	—
Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price as further discussed in Note 19.

Other operating items

	2010	2009	2008
	$	$	$

Comprising of:
Realized loss on other commodity contracts	—	—	32
Provision reversed on loss on future deliveries of other commodities	—	—	(5)
Unrealized gain on other commodity physical borrowings	—	—	(8)

	—	—	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
6. RELATED PARTY TRANSACTIONS
The Company had the following transactions with related parties during the years ended December 31, 2010, 2009 and 2008:

	December 31, 2010		December 31, 2009		December 31, 2008
		Amounts		Amounts owed	Purchases
	Purchases (by)/from	owed to/(by)	Purchases (by)/from	to/(by) related	(by)/from
	related party	related party	related party	party	related party
(in millions)	$	$	$	$	$

Purchases of goods and services (by)/from equity accounted joint ventures and associates
Margaret Water Company	3	—	1	—	1
Societe d’Exploitation des Mines d’Or de Sadiola S.A.	(8)	(2)	(10)	(3)	(5)
Societe d’Exploitation des Mines d’Or de Yatela S.A.	(3)	—	(3)	—	(1)
Societe des Mines de Morila S.A.	(8)	(1)	(6)	(1)	(5)
Trans-Siberian Gold plc	1	—	—	(1)	—

	(15)	(3)	(18)	(5)	(10)

Amounts owed to/due by joint venture and associate related parties arising from purchases of goods and services are unsecured and non-interest bearing.
As at December 31, 2010 and 2009, there are no outstanding balances arising from purchases of goods and services owed to related parties.
Loans due by equity accounted joint ventures and associates included in Other long-term assets

	2010	2009
	$	$
| |
AGA-Polymetal Strategic Alliance (joint venture) (1)	—	3
Oro Group (Proprietary) Limited (2)	2	2
AuruMar (Proprietary) Limited (joint venture) (3)	5	2
Orpheo (Proprietary) Limited (3)	1	1

(1)	The loan was written off during 2010. The write-off is included in equity income in associates.

(2)	The loan bears interest at a rate determined by the Oro Group (Proprietary) Limited’s board of directors and is repayable at their discretion.

(3)	Loans are unsecured, interest free and there are no fixed terms of repayment.

There are no allowances for credit losses relating to the loans described above. Credit quality of loans is monitored on an ongoing basis.

As at December 31, 2010 and 2009, there are no outstanding balances arising from loans owed to related parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. TAXATION

	2010	2009	2008
	$	$	$

Income/(loss) from continuing operations before income tax and equity income in associates was derived from the following jurisdictions:
South Africa	203	(340)	251
Continental Africa	391	(249)	(714)
Australasia	(149)	(147)	(69)
Americas	282	(19)	200
Other, including Corporate and Non-gold producing subsidiaries(1)	(346)	(143)	(41)

	381	(898)	(373)

(1)	The increase in the loss is due to fair value movements on the mandatory convertible bonds and finance charges on the mandatory convertible and rated bonds as well as exploration expenses.

Benefit/(charge) for income taxes attributable to continuing operations is as follows:
Current:
South Africa(1)	106	(36)	(20)
Continental Africa(2)	(81)	(38)	(32)
Australasia(3)	(36)	(34)	3
Americas(4)	(106)	(54)	(34)
Other	—	(4)	(11)

Total current	(117)	(166)	(94)

(1)	The tax benefit in 2010 is mainly related to tax benefits on losses relating to the early hedge settlement and tax benefits relating to prior years. The increase in the tax charge in 2009 is mainly due to higher income as a result of the higher gold price. The lower tax charge in 2008 is mainly related to the tax benefit on losses relating to the settlement of non-hedge derivative contracts.

(2)	The increase in the tax charge in 2010 is mainly related to higher earnings at Siguiri and Iduapriem from an improved gold price as well as lower capital expenditure.

(3)	The increase in the tax charge in 2010 is due to higher taxable earnings from an improved gold price. The increase in the tax charge in 2009 is mainly due to capital gains tax on the sale of the Boddington Gold Mine. In 2008, Sunrise Dam’s taxable income reduced considerably following the completion of the mining in the megapit during the year.

(4)	The increase in the tax charge mainly relates to higher earnings in line with the improved gold price and higher production.
Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate.

Deferred:
South Africa(1)	(119)	141	(40)
Continental Africa(2)	(19)	27	122
Australasia(3)	(1)	49	(4)
Americas	(1)	(18)	(16)
Other	2	—	10

Total deferred	(138)	199	72

Total income and mining tax (expense)/benefit	(255)	33	(22)

(1)	The increase in the tax charge in 2010 related mainly to the reversal of deferred tax on unrealized non-hedge derivative losses. The increase in deferred tax credits in 2009 is mainly due to unrealized non-hedge derivative losses arising from an improved gold price and the remaining NPSE contracts being re-designated as non-hedge derivatives and recorded on the balance sheet, following the hedge buy-back in July 2009.

(2)	The increase in the tax charge is mainly due to the tax benefits at Geita in 2009 not recurring in 2010. The 2008 deferred tax benefit was due to the continuing net increase in the capital allowances at Obuasi as a result of the high capital expenditure and the benefit relating to the impairment of mining assets at Geita.

(3)	The deferred tax benefit in 2009 relates to the reversal of timing differences on the sale of Boddington.
Estimated deferred taxation rates in South Africa reflect the future anticipated taxation rates at the time temporary differences reverse.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. TAXATION (continued)
During 2010, 2009 and 2008, deferred taxation in South Africa was provided at the future anticipated taxation rates ranging as follows:

	2010	2009	2008

Maximum anticipated deferred taxation rate	38%	39%	38%
Minimum anticipated deferred taxation rate	35%	36%	36%
The effect of the change in estimated deferred taxation rate in South Africa on the results for 2010, 2009 and 2008 were as follows:

		Year ended December 31
		2010		2009		2008
		Per basic and
		diluted common		Per basic and diluted		Per basic and diluted
	Impact	share(a)(b)	Impact	common share(a)(b)	Impact	common share(a)(b)
	$	cents	$	cents	$	cents

Net (benefit)/expense	(8)	(2)	(21)	(6)	4	1

(a)	Per basic and diluted ordinary and E ordinary shares.

(b)	The calculation of diluted earnings per common share did not assume the effect of the following number of shares as their effects are anti-dilutive.

	2010	2009	2008

Issuable upon the exercise of convertible bonds	33,524,615	15,384,615	15,384,615
Issuable upon the exercise of stock incentive options		1,234,858	872,373
Unutilized tax losses
Unutilized tax losses as at December 31, 2010, 2009 and 2008 amounted to:

	2010 $	2009 $	2008 $

Unutilized tax losses (1)	1,200	1,032	841

(1)	Increase in unutilized operating loss carryforwards over 2009 are mainly due to losses from the early hedge settlement in 2010, offset partially by a reduction at Cripple Creek & Victor gold mine.
Unutilized operating loss carryforwards remaining to be used against future profits can be split into the following periods:

Within one year	716
Within one and two years	125
Within two and five years	120

In excess of five years	239

1,200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. TAXATION (continued)
Reconciliation between corporate income tax and statutory income tax is as follows:

	2010	2009	2008
	$	$	$

Corporate income tax at statutory rates	133	(314)	(131)
Formula variation in mining taxation rate	—	(21)	(1)
Disallowable expenditure(1)	83	292	47
Effect of income tax rates of other countries	46	38	118
Impact of change in estimated deferred taxation rate	(8)	(21)	4
Other	1	(7)	(15)

Total income and mining tax expense/(benefit)	255	(33)	22

(1)	Disallowable expenditure includes the impact of hedge losses in non-taxable jurisdictions and share expense costs. In 2009, the losses on the hedge settlements were mainly in non-tax effective entities.
Deferred taxation liabilities and assets on the balance sheet as at December 31, 2010 and 2009, relate to the following:

	2010	2009
	$	$

Deferred tax liabilities:
Depreciation, depletion and amortization	1,555	1,471
Product inventory not taxed	15	15
Unrealized non-hedge derivatives	1	8
Other	34	4

Total	1,605	1,498

Deferred tax assets:
Provisions, including rehabilitation accruals	(363)	(175)
Derivatives	(1)	(14)
Unrealized non-hedge derivatives	—	(415)
Other	(5)	(6)
Tax loss carry forwards	(364)	(298)

Total	(733)	(908)
Less: Valuation allowances	125	194

Total	(608)	(714)

Disclosed as follows:
Long-term portion deferred taxation assets	1	62
Short-term portion deferred taxation assets	214	333
Long-term portion deferred taxation liabilities	1,200	1,171
Short-term portion classified as other current liabilities. Refer to Note 18.	12	8
The classification of deferred taxation assets is based on the related asset or liability creating the deferred taxation. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, the Company’s losses in South Africa, on which deferred tax had been provided at the anticipated tax rate to be utilized are noted as follows:

	2010	2009

South Africa
Losses ($ millions)	508	4
Deferred tax at the anticipated tax rate to be utilized (percent)	33	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. TAXATION (continued)
Unremitted earnings of foreign subsidiaries and foreign incorporated joint ventures
Dividends from incorporated joint ventures may be remitted to the Company without being subject to income or withholding taxes. No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries. It is management’s intention that these earnings will be permanently re-invested into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. In the event that the Company repatriated these earnings, income taxes and withholding taxes may be incurred. The determination of such taxes is subject to various complex calculations and accordingly, the Company has determined that it is impractical to estimate the amount of the deferred tax liability on such unremitted earnings. The amounts of these unremitted earnings are as follows:

	2010	2009
	$	$

Unremitted earnings as at December 31	1,519	624
Analysis of valuation allowances
The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:

	Balance at beginning		Balance at end of
	of period	Movement	period
	$	$	$

Year ended December 31, 2010
- Valuation allowance	194	(69)	125
Year ended December 31, 2009
- Valuation allowance	226	(32)	194
Year ended December 31, 2008
- Valuation allowance	98	128	226
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
Although realization is not assured, the Company has concluded that it is more-likely-than-not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized based on the available evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could change in the near term if actual future income or income tax rates differ from that estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. TAXATION (continued)
Uncertain tax positions
A reconciliation of the beginning and ending amount of unrecognized tax benefits, recorded as a liability in other non-current liabilities (refer to Note 18), is as follows:

	2010	2009
	$	$

Balance at January 1,	149	106
Additions for tax positions of prior years	8	14
Reductions for tax position of prior years	(113)	—
Translation	8	29

Balance at December 31, (1)	52	149

(1)	Unrecognized tax benefits which, if recognized, would affect the Company’s effective tax rate.
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. For the years ended and as at December 31, interest recognized and interest accrued amounted to:

	2010	2009	2008
	$	$	$

Interest recognized	2	9	6
Interest accrued as at December 31	8	53	34
As at December 31, 2010, the Company’s South African tax assessments for the years 2004 — 2010 remain open to scrutiny by the South African Revenue Service.
In other jurisdictions, the revenue system is based on a self-assessment process, all tax filings due by December 31, 2010 have been filed, and the self-assessed position recorded in the consolidated financial statements. The legislation of individual jurisdictions provides for different periods for the authorities to review the filings with specified expiry dates. The Company is disputing assessments received in some jurisdictions where it operates and these arguments are under consideration by the authorities. Based on current legal advice, the Company does not expect the resolution will significantly affect the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
8. DISCONTINUED OPERATIONS
In 2008, the Ergo reclamation surface operation, which formed part of the South Africa region, had been discontinued as the operation had reached the end of its useful life and the assets were no longer in use. The pre-tax gain on disposal recorded in 2008 related to the remaining assets of Ergo, that were sold by the Company to ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited.
The following table details selected financial information included in the income/(loss) from discontinued operations in the consolidated statement of income.

	2008
	$	(cents)(1)(3)	(cents)(2)(3)

Revenue	—	—	—
Costs, expenses and recoveries	1	—	—
Gain on disposal	27	8	5

Pre-tax profit	28	8	5
Taxation expense	(5)	(1)	(1)

Net profit attributable to discontinued operations	23	7	4

(1)	Per basic and diluted ordinary shares.

(2)	Per basic and diluted E ordinary shares.

(3)	Basic and diluted earnings per common share.
The calculation of diluted earnings per common share did not assume the effect of the following number of shares as their effects are anti-dilutive.

2008

Issuable upon the exercise of convertible bonds	15,384,615
Issuable upon the exercise of stock incentive options	872,373
The calculation of diluted earnings per common share for 2008 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during this period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. INCOME/(LOSS) PER COMMON SHARE

	2010	2009	2008
	$	$	$

The following table sets forth the computation of basic and diluted income/(loss) per share (in millions, except per share data):
Numerator
Net income/(loss) — attributable to AngloGold Ashanti
Income/(loss) from continuing operations	112	(825)	(586)
Discontinued operations	—	—	23

Net income/(loss)	112	(825)	(563)
Less Dividends:
Ordinary shares	67	45	41
E Ordinary shares	—	—	—

Undistributed income/(losses)	45	(870)	(604)
Ordinary shares undistributed income/(losses)	45	(865)	(600)
E Ordinary shares undistributed losses	—	(5)	(4)

Total undistributed income/(losses)	45	(870)	(604)

Denominator for basic income/(loss) per ordinary share
Ordinary shares	367,664,700	356,563,773	312,610,124
Fully vested options(1)	1,023,459	791,353	547,460

Weighted average number of ordinary shares	368,688,159	357,355,126	313,157,584
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options(2)	1,569,606	—	—
Dilutive potential of convertible bonds(3)	—	—	—
Dilutive potential of E Ordinary shares(4)	—	—	—

Denominator for diluted income/(loss) per share — adjusted weighted average number of ordinary shares and assumed conversions	370,257,765	357,355,126	313,157,584

Weighted average number of E Ordinary shares used in calculation of basic and diluted income/(loss) per E Ordinary share	3,182,662	3,873,169	4,046,364

Income/(loss) per share attributable to AngloGold Ashanti common stockholders (cents)
From continuing operations
Ordinary shares	30	(230)	(186)
E Ordinary shares	15	(115)	(93)
Ordinary shares — diluted	30	(230)	(186)
E Ordinary shares — diluted	15	(115)	(93)

Discontinued operations
Ordinary shares	—	—	7
E Ordinary shares	—	—	4
Ordinary shares — diluted	—	—	7
E Ordinary shares — diluted	—	—	4

Net income/(loss)
Ordinary shares	30	(230)	(179)
E Ordinary shares	15	(115)	(89)
Ordinary shares — diluted	30	(230)	(179)
E Ordinary shares — diluted	15	(115)	(89)

(1)	Compensation awards are included in the calculation of basic income/(loss) per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

The calculation of diluted income/(loss) per common share did not assume the effect of the following number of shares as their effects are anti-dilutive:

(2) Issuable upon the exercise of stock incentive options		1,234,858	872,373
(3) Issuable upon the exercise of convertible bonds	33,524,615	15,384,615	15,384,615
(4)    The calculation of diluted loss per common share for 2009 and 2008 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during these periods.

10. RESTRICTED CASH

	2010	2009
	$	$

Cash classified as restricted for use comprise of the following:
Cash restricted by prudential solvency requirements	8	8
Cash balances held by the Tropicana project	1	3
Other	1	1

	10	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
11. TRADE AND OTHER RECEIVABLES

	2010	2009
	$	$

Trade debtors are net of:
Provision for doubtful debt	19	12

Other receivables include:

Prepayments and accrued income	60	52
Interest receivable	9	2
Exploration debtors	11	—
Deferred loan fees	—	15
Other debtors	6	5

	86	74

12. INVENTORIES

	2010	2009
	$	$

Short-term:

Metals in process	184	115
Gold on hand (doré/bullion)	77	75
Ore stockpiles	324	227
Uranium oxide and sulfuric acid	43	34
Supplies	255	252

	883	703
Less: Heap leach inventory(1)	(91)	(40)

	792	663

(1)	Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
Long-term:

Metals in process	331	324
Ore stockpiles	27	25
Supplies	—	1

	358	350
Less: Heap leach inventory(1)	(331)	(324)

	27	26

(1)	Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
The aggregate write-down of inventory to reduce the carrying value to net realizable value for the years ended December 31 were as follows:

	2010	2009	2008
	$	$	$

Inventory write-downs (included in production costs)	21	48	60
13. PROPERTY, PLANT AND EQUIPMENT, NET

	2010	2009
	$	$

Mine development	6,590	5,604
Buildings and mine infrastructure	3,263	2,957
Mineral rights and other	1,045	1,053
Assets under construction(1)	502	251
Land	37	30

	11,437	9,895
Accumulated depreciation, depletion and amortization	(5,511)	(4,441)

Net book value December 31,	5,926	5,454

(1) Interest capitalized during the year (See Note 5) amounted to:	—	13
Net book value of mining assets encumbered by capital leases (See Note 19)	48	50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
14. ACQUIRED PROPERTIES, NET

	2010	2009
	$	$

Acquired properties, at cost	2,168	2,053
Accumulated amortization	(1,332)	(1,222)

Net book value December 31,	836	831

15. GOODWILL AND OTHER INTANGIBLES
Goodwill
The carrying amount of goodwill by reporting unit as of December 31, 2010 and 2009 and changes in the carrying amount of goodwill are summarized as follows:

			Continental
	Americas	Australasia	Africa	Total
	$	$	$	$

Balance at January 1, 2009	18	103	11	132
Translation	—	30	—	30

Balance at December 31, 2009	18	133	11	162
Translation	—	18	—	18

Balance at December 31, 2010	18	151	11	180

Net carrying amount of goodwill as at December 31, 2010 and 2009 is reconciled as follows:

- Gross carrying amount	18	151	310	479
- Accumulated impairment losses	—	—	(299)	(299)

Net carrying amount as at December 31, 2010	18	151	11	180

- Gross carrying amount	18	133	310	461
- Accumulated impairment losses	—	—	(299)	(299)

Net carrying amount as at December 31, 2009	18	133	11	162
Other intangibles, net

	2010	2009
	$	$

Royalty rate concession agreement(1)
Gross carrying value	30	29
Accumulated amortization	(13)	(11)

	17	18

(1)	The government of Ghana agreed to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years from 2004.
The royalty rate concession is amortized on a straight line basis with nil residual value. The amortization expense included in the consolidated statements of income were as follows:

	2010	2009	2008
	$	$	$

Amortization expense	2	2	2
Based on carrying value at December 31, 2010, the estimated aggregate amortization expense for each of the next five years is as follows:

2011	2
2012	2
2013	2
2014	2
2015	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. OTHER LONG-TERM ASSETS

	2010	2009
	$	$

Investments in associates — unlisted	7	6
Investments in associates — listed	3	2
Investments in equity accounted joint ventures	601	659

Carrying value of equity method investments	611	667

Investment in marketable equity securities — available for sale	124	111
Investment in marketable debt securities — held to maturity	13	10
Investment in non-marketable assets — held to maturity	2	2
Cost method investment	9	4
Investment in non-marketable debt securities — held to maturity	89	48
Restricted cash	33	53
Other non-current assets	192	127

	1,073	1,022

Investments in associates

	December 31,	December 31,
	2010	2009
	percentage held	percentage held

Unlisted
South Africa
Oro Group (Proprietary) Limited(1)	25.00	25.00
Margaret Water Company	33.33	33.33
Orpheo (Proprietary) Limited(1)	50.00	33.33
Wonder Wise Holdings Limited(2)	—	25.00

Listed
Other
Trans-Siberian Gold plc(1)(3)(4)	30.70	29.74

	2010	2009	2008
	$	$	$
(1) Results are included for the twelve months ended September 30, 2010, adjusted for material transactions.
(2) Investment disposed of during 2010.
(3) Market value of the Company’s investment in Trans-Siberian Gold plc as at December 31	33	12	5
(4) Impairment losses recorded during the years ended December 31	—	—	8
Investments in equity accounted joint ventures
The Company holds the following interests in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:

	December 31,	December 31,
	2010	2009
	percentage held	percentage held

South Africa
AuruMar (Proprietary) Limited	50.00	50.00
Continental Africa
Sadiola	41.00	41.00
Morila	40.00	40.00
Yatela	40.00	40.00
Kibali Goldmines s.p.r.l.	45.00	45.00
Other
AGA — Polymetal Strategic Alliance(1)	50.00	50.00

(1)	Results are included for the twelve months ended September 30, 2010, adjusted for material transactions. The AGA-Polymetal Strategic Alliance consists of the AGA-Polymetal Strategic Alliance Management Company, Amikan Holdings Limited (“Amikan”), AS APK Holdings Limited, Imizoloto Holdings Limited and Yeniseiskaya Holdings Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. OTHER LONG-TERM ASSETS (continued)
During 2010, the Company fully impaired its investments in the Margaret Water Company and AGA — Polymetal Strategic Alliance. An impairment loss of $24 million (net of tax of $nil million) was recognized and the impairment loss is reflected in equity income in associates for 2010.
Effective December 2, 2009, AngloGold Ashanti Holdings plc, a wholly owned subsidiary, entered into a memorandum of understanding with Polyholding Limited relating to the disposal of Amikan. Amikan holds mining and exploration interests in Russia. Completion was expected to occur on or before April 30, 2010 but agreement could not be reached and the transaction was subsequently cancelled. The Company recorded an impairment loss of $9 million (net of tax of $nil million) on Amikan to reduce the carrying amount of the investment to fair value. The impairment loss was reflected in equity income in associates for 2009.
During 2008, the Company recorded an impairment loss of $42 million (net of tax of $6 million) relating to its interest held in Morila, based on the investment’s future cash flows. The impairment loss was reflected in equity loss in associates for 2008.

	2010	2009
	$	$

Investment in marketable equity securities — available for sale
Available for sale investments in marketable equity securities consists of investments in ordinary shares.
Cost	35	39
Gross unrealized gains	89	72
Gross unrealized losses	—	—

Fair value (net carrying value)	124	111

Other-than-temporary impairments recognized (1)	2	12
See “Note 5 - Costs and expenses: (Profit)/loss on sale of assets, realization of loans, indirect taxes and other” for additional information. In addition to these investments, the Company holds various equities as strategic investments in gold exploration companies. Three of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

More than 12
	Less than 12 months	months	Total
	$	$	$

2010
Aggregate fair value of investments with unrealized losses	4	—	4
Aggregate unrealized losses	—	—	—

2009 (2)

Aggregate fair value of investments with unrealized losses	—	—	—
Aggregate unrealized losses	—	—	—

	2010	2009	2008
	$	$	$

(1) Impairments relating to available for sale investments in marketable equity securities recorded during the years ending December 31, included:
Corvus Gold Incorporated shares (United States of America)	2	—	—
B2Gold Corporation shares (Colombia)	—	12	—
Red 5 Limited shares (Australia)	—	—	4
Dynasty Gold Corporation shares (China)	—	—	2
The impairments resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement.
(2) In aggregate, the fair value of strategic investments in an unrealized loss position, as well as the aggregate unrealized losses amount to less than $1 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. OTHER LONG-TERM ASSETS (continued)

	2010	2009
	$	$

Investment in marketable debt securities — held to maturity	13	10
Investments in marketable debt securities represent held to maturity government bonds held by the Environmental Rehabilitation Trust Fund with a total fair value of $14 million (2009: $10 million) and gross unrealized gains of $1 million (2009: nil).

Investment in non-marketable assets — held to maturity	2	2
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

Cost method investment	9	4
The cost method investment mainly represent shares held in XDM Resources Limited. (1)

Investment in non-marketable debt securities — held to maturity	89	48
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.
As of December 31, 2010 the contractual maturities of debt securities were as follows:

Marketable debt securities
Up to three years	2
Three to seven years	11

	13

Non-marketable debt securities
Less than one year	89

Restricted cash	33	53
Restricted cash mainly represent cash balances held by the Environmental Rehabilitation Trust Fund and Environmental Protection Bond.

Other non-current assets
Unsecured
Other loans and assets (2)	9	8
Non-current debtors
Prepayments and accrued income	31	27
Recoverable tax, rebates, levies and duties	82	56
Unamortized issue costs of long-term debt, bonds and revolving credit facility	32	13
Other debtors	38	23

	192	127

(1)	The fair value is not estimated as there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and it is not practicable to estimate the fair value of the investment.

(2)	Other comprises the following:

Loans and receivables measured at amortized cost	6	1
Post-retirement assets measured according to the employee benefits accounting policy.	3	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. OTHER LONG-TERM ASSETS (continued)
Equity accounted joint ventures
Summarized financial statements of the joint ventures which have been equity accounted are as follows (100 percent shown):

	2010	2009	2008
	$	$	$

Statements of income for the period
Sales and other income	823	880	464
Costs and expenses	(528)	(508)	(726)
Taxation	(126)	(120)	(97)

Net income/(loss)	169	252	(359)

Balance sheets at December 31,
Non-current assets	1,205	1,166
Current assets	550	523

	1,755	1,689
Long-term liabilities	(126)	(111)
Loans from shareholders	(4)	(5)
Current liabilities	(260)	(169)

Net assets	1,365	1,404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
17. ASSETS AND LIABILITIES HELD FOR SALE

	2010	2009
	$	$

Effective November 3, 2010, ISS International Limited (“ISSI”) in South Africa was classified as held for sale. AngloGold Ashanti entered into a memorandum of understanding with The Institute of Mine Seismology (“IMS”) relating to the disposal of ISSI. The transaction closed on February 28, 2011 and the proceeds from disposal amounted to $13 million. At December 31, 2009, net assets of ISSI amounted to $9 million.	12	—

Effective December 2007, Rand Refinery Limited in South Africa (a subsidiary of the Company) transferred parts of its premises that were no longer utilized (previously recognized as a tangible asset), to held for sale. On April 1, 2008, a sale agreement was concluded, subject to achievement of the suspensive condition regarding rezoning of the land and transfer of title deeds. Rand Refinery Limited is currently awaiting the rezoning transfer notification from the municipal and deeds office in order to conclude the sales transaction.	1	1

On February 17, 2009, AngloGold Ashanti announced the terms of the sale of its Tau Lekoa mine together with the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg (“Tau Lekoa”) in South Africa to Simmer & Jack Mines Limited (“Simmers”). Tau Lekoa was previously recognized as a combination of tangible assets, current assets and current and long-term liabilities. The sale was concluded effective August 1, 2010, following the transfer of the mineral rights of Tau Lekoa to Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmers on July 20, 2010. The Company recorded a loss on disposal of $7 million on the sale. Refer to “Note 5 — Costs and expenses: Profit/loss on sale of assets, realization of loans, indirect taxes and other”.

Following the effective date of the disposal, Simmers will treat all ore produced from the assets at its own processing facilities. As a result, AngloGold Ashanti will have increased processing capacity available at its Vaal River plants, allowing for the processing of additional material from its surface sources and the other Vaal River mines.

The additional treatment capacity will ensure significant continuing direct cash flows from the same gold commodity in an active market. Consequently, due to the migration of cash flows and in accordance with the FASB ASC guidance on discontinued operations, Tau Lekoa was not classified as a discontinued operation.

Tau Lekoa was classified as held for sale in the balance sheet as at December 31, 2009.	—	64

Following the classification of Tau Lekoa as held for sale, the Company recognized impairment losses of $8 million (2009: $4 million) in earnings to reduce the carrying amount of Tau Lekoa to fair value less costs to sell. Refer to “Note 5 — Costs and expenses: Impairment of assets”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
17. ASSETS AND LIABILITIES HELD FOR SALE (continued)

	2010	2009
	$	$

As at December 31, 2010 and 2009 the carrying amounts of major classes of assets and liabilities classified as held for sale included:

Cash and cash equivalents	11	—
Trade and other receivables	2	—
Inventories	1	3
Property, plant and equipment	2	70
Acquired properties	—	1
Trade and other payables	(3)	(3)
Provision for environmental rehabilitation	—	(6)

Net assets	13	65

18. OTHER LIABILITIES
Current

Deferred income	10	13
Deferred taxation. Refer to Note 7.	12	8
Pension and other post-retirement medical benefits. Refer to Note 26.	14	14
Accrual for power	42	18
Other (including accrued liabilities)	75	67

	153	120

Non-current

Deferred income	7	5
Taxation. Refer to Note 7.	52	149
Other creditors	10	9

	69	163

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. LONG-TERM DEBT

	2010	2009
	$	$

Unsecured

Debt carried at fair value

Mandatory convertible bonds — issued September 2010(1)	874	—
Quarterly coupon of 6 percent per annum. The bonds are convertible into ADS’s in September 2013 and are US dollar-based. The bonds are convertible into a variable number of shares as set forth in the indenture

Accrued interest included in short-term debt	(2)	—

Long-term debt at fair value	872	—

Debt carried at amortized cost

Rated bonds — issued April 2010(2)	1,006	—
The rated bonds have two components, $700 million 10-year bonds and $300 million 30-year bonds. Semi-annual coupons of 5.375 percent per annum on $700 million 10-year bonds and 6.5 percent per annum on $300 million 30-year bonds. The $700 million 10-year bonds are repayable in April 2020 and the $300 million 30-year bonds are repayable in April 2040. The bonds are US dollar-based

Syndicated loan facility ($1.0 billion)(3)	50	—
Interest charged at LIBOR plus 1.75 percent per annum. The loan is repayable in April 2014 and is US dollar-based

Syndicated loan facility ($1.15 billion)(4)	—	1,025
Interest charged at LIBOR plus 0.4 percent per annum. Loan was repaid in June 2010 and was US dollar-based

3.5% Convertible bonds(5)	633	609
Semi-annual coupon of 3.5 percent per annum. The bonds are convertible, at the holders’ option, into ADSs up to May 2014 and are US dollar-based. The bonds are convertible at an initial conversion price of $47.6126 per ADS

FirstRand Bank Limited loan facility (R1.5 billion)	107	—
Interest charged at JIBAR plus 0.95 percent per annum. Loan is repayable in May 2011 and is ZAR-based

2009 Term Facility(6)	—	252
Interest charged at a margin of 4.25 percent per annum over the higher of the applicable LIBOR and the lenders’ cost of funds (subject to a cap of LIBOR plus 1.25 percent per annum). Loan was repaid in May 2010 and was US dollar-based

Grupo Santander Brasil	5	8
Interest charged at LIBOR plus 1.45 percent per annum. Loan is repayable in quarterly installments terminating in September 2011 and is US dollar-based

Grupo Santander Brasil	4	6
Interest charged at 6 percent per annum. Loans are repayable in monthly installments terminating in November 2013 and April 2014 and are Brazilian real-based

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. LONG-TERM DEBT (continued)

	2010	2009
	$	$

Secured
Capital leases
Turbine Square Two (Proprietary) Limited(7)	39	35
The leases are capitalized at an implied interest rate of 9.8 percent per annum. Lease payments are due in monthly installments terminating in March 2022 and are ZAR-based. The buildings financed are used as security for these loans. Refer to Note 13

Caterpillar Financial Services Corporation(7)	13	16
Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in January 2015 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 13

Mazuma Capital Corporation(7)	4	7
Interest charged at an average rate of 5.6 percent per annum. Loans are repayable in monthly installments terminating in November 2012 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 13

CSI Latina Arrendamento Mercantil S.A.(7)	2	1
Interest charged at a rate of 3.3 percent per annum. Loans are repayable in monthly installments terminating in June 2013 and are Brazilian real-based. The equipment financed is used as security for these loans. Refer to Note 13

Total debt at amortized cost	1,863	1,959
Current maturities included in short-term debt	(133)	(1,292)

Long-term debt at amortized cost	1,730	667

Certain long-term debt facilities are subject to debt covenant arrangements for which no breaches have occurred

Scheduled minimum total debt maturities are:
2011	135
2012	8
2013	877
2014	685
2015	2
Thereafter	1,030

	2,737

The currencies in which the borrowings are denominated are as follows:
United States dollars	2,585	1,917
South African rands	146	35
Brazilian real	6	7

	2,737	1,959

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. LONG-TERM DEBT (continued)

	2010	2009
	$	$

Undrawn borrowing facilities as at December 31 are as follows:
Syndicated loan facility ($1.0 billion) — US dollar	950	—
Syndicated loan facility ($1.15 billion) — US dollar	—	125
Standard Chartered PLC (2009 Revolving Credit Facility) — US dollar	—	250
FirstRand Bank Limited — US dollar	50	50
Absa Bank Limited — US dollar	42	42
Nedbank Limited — US dollar	—	2
FirstRand Bank Limited — rands	139	30
Standard Bank of South Africa Limited — rands	28	25
Nedbank Limited — rands	18	14
Absa Bank Limited — rands	5	4

	1,232	542

(1)	Mandatory convertible bonds

In September 2010, the Company issued mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of ADSs, ranging from 18,140,000 at a share price equal to or lesser than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture and subject to adjustment.

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The FASB ASC guidance contains an election for the Company to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument. The shareholders have authorized that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the Company has chosen to recognize the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognized may differ from the principal amount.

Other convertible bonds that have been issued by the Company will only be settled in equity if future events, outside of the control of the Company, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognized at amortized cost.

In determining the fair value liability of the mandatory convertible bonds, the Company has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the Company is to recognize interest expense separately from the fair value adjustments in the income statement. Interest is recognized at a quarterly coupon rate of 6 percent per annum. Fair value adjustments are included in Non-hedge derivative loss and movement on bonds in the income statement — refer to Note 5.

The contractual principal amount of the mandatory convertible bonds is $789 million, provided the calculated share price of the Company is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the Company will recognize a gain on the principal amount and above $54.375 a loss. As at December 30, 2010, the actual share price was $49.23.

The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. LONG-TERM DEBT (continued)

	2010	2009
	$	$

(2) Rated bonds
Senior unsecured fixed rate bonds	1,000	—
Less: Unamortized discount	(6)	—
Add: Accrued interest	12	—

	1,006	—

On April 22, 2010, the Company announced the pricing of an offering of 10-year and 30-year notes. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually

(3) Syndicated loan facility ($1.0 billion)
Drawn down	50	—
Add: Accrued interest	—	—

	50	—

On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion four year revolving credit facility with a syndicate of lenders to replace the existing $1.15 billion syndicated facility. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four year term. A commitment fee of 0.70 percent is payable quarterly in arrears on the undrawn portion of the facility

(4) Syndicated loan facility ($1.15 billion)
Drawn down	—	1,025

	—	1,025

In December 2007, the Company entered into a three year $1.15 billion unsecured syndicated borrowing facility, at a margin of 0.4 percent over LIBOR. On April 20, 2010, the Company entered into a $1.0 billion four year revolving credit facility to replace the $1.15 billion syndicated loan facility. During the second quarter of 2010, the Company applied proceeds from the rated bonds issued in April 2010, to repay the $1.15 billion syndicated facility

During the year ended December 31, 2010, the Company drew down and repaid the following amounts:
Amount drawn down under the $1.15 billion facility	35
Amount repaid under the $1.15 billion facility	1,060

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. LONG-TERM DEBT (continued)

	2010	2009
	$	$

(5) 3.5% Convertible bonds
Senior unsecured fixed rate bonds	630	607
Add: Accrued interest	3	2

	633	609

The issue of convertible bonds in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent was concluded on May 22, 2009. These bonds are convertible into ADSs at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan

The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of a principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion

The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability with subsequent changes in fair value recorded in earnings each period. The total fair value of the derivative liability on May 22, 2009 (date of issue) amounted to $142.2 million. The difference between the initial carrying value and the stated value of the convertible bonds is being accreted to interest expense using the effective interest method over the 5 year term of the bonds

The associated derivative liability (which has been accounted for separately) are summarized as follows:
Convertible bond derivative liability
Balance at beginning of period	175	142
Fair value movements on conversion features of convertible bonds	1	33

Balance at end of period	176	175

(6) 2009 Term Facility
Drawn down	—	250
Add: Accrued interest	—	2

	—	252

On November 20, 2008, AngloGold Ashanti Holdings plc entered into a $1.0 billion term loan facility agreement (the “Term Facility”)
During 2009, the Company completed an amendment to the Term Facility by prepaying an amount of $750 million and, as a result, the balance of the Term Facility was converted into a new term loan of $250 million (the “2009 Term Facility”) and a new revolving credit facility of $250 million was made available (the “2009 Revolving Credit Facility”)

During the second quarter of 2010, the Company applied proceeds from the rated bonds issued in April 2010, to repay the 2009 Term Facility and to cancel the 2009 Revolving Credit Facility. The cancellation of these debt facilities in the June quarter resulted in a once-off charge to earnings of $8 million related to accelerated amortization of fees

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. LONG-TERM DEBT (continued)
(7)	Capital leases

Capital leases are for specific periods, with terms of renewal but no purchase options. Renewals are at the discretion of the entity that holds the lease.

Property, plant and equipment, allocated to Buildings and mine infrastructure, includes the following assets under capital leases:

	2010		2009
		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation
	$	$	$	$

Turbine Square Two (Proprietary) Limited	37	9	33	6
Caterpillar Financial Services Corporation	15	2	16	—
Mazuma Capital Corporation	8	2	7	1
CSI Latina Arrendamento Mercantil S.A.	3	2	2	1

	63	15	58	8

Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense. Future minimum lease payments under all the above capital leases together with the present value of minimum lease payments as of December 31, 2010 are:

2010
$
2011	10
2012	11
2013	8
2014	9
2015	6
Thereafter	48

Total minimum lease payments	92
Less interest	34

Present value of net minimum lease payments	58
Less current portion	6

Long-term capital lease obligation	52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2010	2009
	$	$

Accrued environmental rehabilitation costs	530	385

Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.

While the ultimate amount of rehabilitation is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, on an undiscounted basis, will be $2,512 million which includes a total estimated liability of $54 million in respect of equity accounted joint ventures. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations. Refer to Note 21.

The Company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund, the environmental protection bond as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21. COMMITMENTS AND CONTINGENCIES

	2010	2009
	$	$

Capital expenditure commitments(1)
Contracts for capital expenditure	176	131
Authorized by the directors but not yet contracted for	988	1,683

	1,164	1,814

Allocated for:
Project expenditure
- within one year	433	264
- thereafter	107	594

	540	858

Stay in business expenditure
- within one year	404	705
- thereafter	220	251

	624	956

(1) Including commitments through contractual arrangements by equity accounted joint ventures amounting to:	12	6
Other contractual purchase obligations(2)
- within one year	398	346
- thereafter	140	96

	538	442

(2)	Other purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon. Amounts exclude purchase obligations of equity accounted joint ventures.
Summary of contracted uranium sales as at December 31, 2010
The Company had the following uranium commitments:

		Average contracted
Year	lbs (000)(1)	price ($/lbs)
2011	494	33.97
2012	494	34.35
2013	494	34.74

(1)	Certain contracts allow the buyer to adjust the purchase quantity within a specified range.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21.	COMMITMENTS AND CONTINGENCIES (continued)
Contingencies and guarantees are summarized as follows for disclosure purposes. Amounts represent possible losses for loss contingencies, where an estimate can be made, and quantification of guarantees:

		2010	2009
		$	$

	Contingent liabilities

	Groundwater pollution (1)	—	—
	Deep groundwater pollution — South Africa (2)	—	—
	Sales tax on gold deliveries — Brazil (3)	89	76
	Other tax disputes — Brazil (4)	34	25
	Indirect taxes — Ghana (5)	11	9
	Occupational Diseases in Mines and Works Act (“ODMWA”) litigation (6)	—	—

	Contingent assets

	Royalty — Boddington Gold Mine (7)	—	—
	Royalty — Tau Lekoa Gold Mine (8)	—	—

	Financial guarantees

	Oro Group surety (9)	15	13
	AngloGold Ashanti USA reclamation bonds (10)	88	84
	AngloGold Ashanti environmental guarantees (11)	172	134
	Guarantee provided for revolving credit facility (12)	50	—
	Guarantee provided for rated bonds (13)	1,012	—
	Guarantee provided for convertible bonds (14)	736	735
	Guarantee provided for mandatory convertible bonds (15)	791	—
	Guarantee provided for term loan facility and revolving credit facility (16)	—	252
	Guarantee provided for syndicated loan facility (17)	—	1,025

	Hedging guarantees
	Gold delivery guarantees (18)	—	370
	Ashanti Treasury Services Limited (“ATS”) hedging guarantees (19)	—	443
	Geita Management Company Limited (“GMC”) hedging guarantees (20)	—	432

		2,998	3,598

	The Company assesses the credit quality of counterparts at least on a quarterly basis. As of December 31, 2010, the probability of non-performance is considered minimal.

(1)	Ground water pollution

	The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21.	COMMITMENTS AND CONTINGENCIES (continued)

		2010	2009
		$	$

(2)	Deep ground water pollution — South Africa

	The Company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the estimation of a liability, no reasonable estimate can be made for the obligation.

(3)	Sales tax on gold deliveries — Brazil

	Mineração Serra Grande S.A. (“MSG”) received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment. The Company believes both assessments are in violation of federal legislation on sales taxes.
	The Company’s attributable share of the assessments are as follows:
	First assessment	55	47
	Second assessment	34	29

		89	76

(4)	Other tax disputes — Brazil

	MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The Company’s attributable share of the assessment is approximately:	10	8

	Subsidiaries of the Company in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately:	24	17

		34	25

(5)	Indirect taxes — Ghana

	AngloGold Ashanti (Ghana) Limited received a tax assessment during September 2009 in respect of the 2006, 2007 and 2008 tax years following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.

	The assessment is approximately:	11	9

(6)	ODMWA litigation

	The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgment was awarded in favor of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down on March 3, 2011.

	Following the judgment, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

	The Company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the Company and adjudicated by the Courts on their merits. In view of the limitation of current information for the estimation of a possible liability, no reasonable estimate can be made for this possible obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21.	COMMITMENTS AND CONTINGENCIES (continued)

		2010	2009
		$	$

(7)	Royalty — Boddington Gold Mine

	As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty is payable in each quarter from and after the second quarter in 2010, within forty five days of reporting period close and is capped at a total of $100 million.

	Details of the royalty are as follows:

	Royalties received during the year ended December 31. See Note 5.	4	—
	Royalties received subsequent to December 31, 2010	6	—

(8)	Royalty — Tau Lekoa Gold Mine

	As a result of the sale of the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000 per kilogram (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000 per kilogram (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable. The royalty will be determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets.

	Royalties received during the year ended December 31. See Note 5.	3	—

(9)	Oro Group surety	15	13

	The Company has provided surety in favor of a lender on a gold loan facility with its associate Oro Group (Proprietary) Limited and one of its subsidiaries. The Company has a total maximum liability, in terms of the suretyships, of R100 million. The probability of the non-performance under the suretyships is considered minimal.

(10)	AngloGold Ashanti USA reclamation bonds	88	84

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

(11)	AngloGold Ashanti environmental guarantees	172	134

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

(12)	Guarantee provided for revolving credit facility

	AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion four year revolving credit facility.

	The total amount outstanding under this facility as at December 31 amounted to:	50	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21.	COMMITMENTS AND CONTINGENCIES (continued)

		2010	2009
		$	$

(13)	Guarantee provided for rated bonds	1,012	—

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700 million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5 percent rated bonds due 2040.

(14)	Guarantee provided for convertible bonds	736	735

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

(15)	Guarantee provided for mandatory convertible bonds	791	—

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $789 million 6 percent mandatory convertible bonds due 2013.

(16)	Guarantee provided for term loan facility and revolving credit facility	—	252

	AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, had each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc and the other guarantors under the 2009 Term Facility and the 2009 Revolving Credit Facility. During the second quarter of 2010, the Company repaid the 2009 Term Facility and cancelled the 2009 Revolving Credit Facility.

(17)	Guarantee provided for syndicated loan facility	—	1,025

	AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, had each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.15 billion syndicated loan facility. During the second quarter of 2010, the Company repaid and cancelled the $1.15 billion syndicated loan facility.

(18)	Gold delivery guarantees	—	370

	The Company has issued gold delivery guarantees to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. At December 31, 2010 the Company had no open gold hedge contracts.

(19)	ATS hedging guarantees	—	443

	The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2010 the Company had no open gold hedge contracts.

(20)	GMC hedging guarantees	—	432

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At December 31, 2010 the Company had no open gold hedge contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21.	COMMITMENTS AND CONTINGENCIES (continued)

	2010	2009
	$	$

Vulnerability from concentrations

The majority of AngloGold Ashanti’s 62,046 employees (2009: 63,364, 2008: 62,895) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body that represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in July 2009, when the parties reached an agreement covering the period from July 1, 2009 to June 30, 2011.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82 percent.

The recoverable value added tax and fuel duties are summarized as follows:

Recoverable value added tax due to the Company	49	36
Recoverable fuel duties due to the Company (1)	62	48
(1) Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22.	STOCKHOLDERS’ EQUITY
On May 15, 2009, shareholders approved the increase in the authorized common stock from 400,000,000 shares of common stock to 600,000,000 shares of common stock of 25 ZAR cents each.

No of shares
At the annual general meeting of shareholders held on May 7, 2010, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purpose and on such terms as they may in their discretion determine, up to a maximum of 5 percent of the total number of common stock of 25 ZAR cents each in the issued share capital of the Company from time to time. Shareholders will be asked to renew this authority at the forthcoming annual general meeting to be held on May 11, 2011. At December 31, 2010, the number of shares of common stock placed under the control of the directors, after stock issued pursuant to the equity offering completed in September 2010, amounted to:
920,204

The Company’s redeemable preference shares, held within the group, consist of the following:
A redeemable preference shares issued	2,000,000
B redeemable preference shares issued	778,896
A and B redeemable preference shares issued which are held by a wholly-owned subsidiary Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realization of the assets relating to the Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

The issues of common stock and the cancellations of E shares of common stock resulted in the following year-on-year movements in share capital and premium:

		2010		2009		2008
		Number of		Number of		Number of
	$	shares	$	shares	$	shares

Stock issued as part of equity offering completed on September 15, 2010	773	18,140,000	—	—	—	—
Stock issued on the exercise of options/awards granted in terms of the share incentive scheme	26	823,411	25	1,131,916	14	672,545
E shares cancelled and stock issued in accordance with the cancellation formula pertaining to the Employee Share Ownership Plan and Izingwe Holdings (1)	12	—	3	1,181	3	94
Stock issued as part of equity offering, the funds of which were applied to initial 35 percent interest in the Kibali gold project	—	—	280	7,624,162	—	—
Stock issued as part of rights offer completed on July 11, 2008, the funds of which were applied to reduce the hedge book	—	—	—	—	1,666	69,470,442
Stock issued to acquire the remaining 33 percent shareholding in the Cripple Creek & Victor mine from Golden Cycle Gold Corporation	—	—	—	—	118	3,181,198
Stock issued to purchase São Bento Gold Company Limited	—	—	—	—	70	2,701,660
Stock transferred from the Employee Share Ownership Plan to exiting employees pursuant to the rules of the scheme	10	230,921	7	189,787	2	57,761

	821	19,194,332	315	8,947,046	1,873	76,083,700

(1) E Shares of common stock cancelled — Employee Share Ownership Plan	708,872	171,943	173,289
E Shares of common stock cancelled — Izingwe Holdings	280,000	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
23.	FAIR VALUE MEASUREMENTS

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

The following table sets out the Company’s financial assets and (liabilities) measured on a recurring basis at fair value, by level within the hierarchy as at December 31, 2010 (in US Dollars, millions):

Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	575			575
Marketable equity securities	124			124
Mandatory convertible bonds	(872)			(872)
Warrants on shares		1		1
Option component of convertible bonds		(176)		(176)

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company’s marketable equity securities (refer to Note 16) are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company’s mandatory convertible bonds (refer to Note 19) are included in Long-term debt at fair value in the Company’s consolidated balance sheet. The bonds are valued using quoted market prices in an active market and as such are classified within Level 1 of the fair value hierarchy. The fair value of the bonds is calculated as the quoted market price of the bond multiplied by the quantity of bonds issued by the Company.

Options associated with marketable equity securities and the conversion features of convertible bonds are included as derivatives on the balance sheet. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The following inputs were used in the valuation of the conversion features of convertible bonds as at December 31:

2010

Market quoted bond price (percent)	125.625
Fair value of bond excluding conversion feature (percent)	101.600
Fair value of conversion feature (percent)	24.025
Total issued bond value ($ million)	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bond including the option component (bond price) and the price excluding the option component (bond floor price).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
23.	FAIR VALUE MEASUREMENTS (continued)

Items measured at fair value on a non-recurring basis

2010
$

During 2010, the Company fully impaired and wrote-off various assets in South Africa, Continental Africa and the Americas, amongst others. This resulted in loss, which is included in earnings for the period, of:	83
Long-lived assets of Tau Lekoa were written down to fair value less costs to sell as at June 30, 2010. Fair values of these assets were based on sales agreements with third parties and as such are classified within Level 2 of the fair value hierarchy. This resulted in a loss which is included in earnings of:	8
Tau Lekoa was sold during the third quarter of 2010.
See “Note 5 — Costs and expenses: Impairment of assets” for additional information.
In 2010, the Company fully impaired its equity method investments in the Margaret Water Company and AGA — Polymetal Strategic Alliance. Refer to Note 16. This resulted in a loss, which is included in equity income in associates, of:	24
The above items are summarized as follows:

					Total
	Fair value	Level 1	Level 2	Level 3	gain/(loss)
Description	$	$	$	$	$

Long-lived assets abandoned	—				(83)
Long-lived assets held for sale	61		61		(8)
Associates and equity accounted joint ventures	—				(24)

	61	—	61	—	(115)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.	FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company may enter into transactions which make use of derivatives. The Company has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for speculative purposes. Although all derivative transactions executed by the Company serve to economically manage the Company’s risk to the market factors discussed above, not all such derivatives qualify for hedge accounting treatment, including instances whereby management has elected to not designate such derivatives as part of a qualifying hedge accounting relationship.

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
A number of products, including derivatives are used to satisfy these objectives. Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. The ineffective portion of cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the year was $nil million (2009: $5 million; 2008: $8 million). The Company does not have any open cash flow hedge contracts relating to product sales or forecasted capital expenditure as at December 31, 2010 (2009: $37 million; 2008: $123 million). Cash flow hedge losses pertaining to capital expenditure of $3 million as at December 31, 2010 (2009: $4 million; 2008: $nil million) are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense until 2017.

A loss on non-hedge derivatives of $703 million was recorded in 2010 (2009: $1,452 million; 2008: $258 million). See “Note 5 — Cost and expenses: Non-hedge derivative loss and movement on bonds” for additional information.

Gold price risk management activities

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. During the year the Company utilized derivatives as part of its hedging of the risk. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the Company completed its final tranche of the hedge buy-back program and settled all forward gold and foreign exchange contracts that had been used by the Company in the past to manage those risks. At year end there were no net forward sales contracts (2009: 571kg; 2008: 39,990kg), net call options sold (2009: 120,594kg; 2008: 146,542kg) and net put options sold (2009: 27,071kg; 2008: 16,963kg).

The fair value of early termination options as at December 31, 2010 amounted to $nil million (2009: $nil million; 2008: $498 million) as these options were part of the hedge buy-back effected during July 2009.

The mix of derivative instruments, the volume of production hedged and the tenor of the hedge book is continuously reviewed in light of changes in operational forecasts, market conditions and the Company’s hedging policy as set by the board of directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Elimination of hedge book

During 2008, the Company communicated a board approved strategy to begin reducing its outstanding gold derivatives position in order to be more exposed to spot gold prices. During 2010, the Company completed the final phase of this strategy and eliminated its gold hedge book. See “Note 5 — Cost and expenses: Non-hedge derivative loss and movement on bonds” for additional information relating to the final 2010 hedge book elimination and the 2008 and 2009 hedge buy-back transactions, including the impact thereof on the 2008, 2009 and 2010 consolidated financial statements.

The results of operations and cash flows for 2008, 2009 and 2010 were adversely impacted given the early cash settlement of non-hedge derivatives and previously designated NPSE contracts with low contracted sales prices, respectively, committed ounces have been fully eliminated as at December 31, 2010 (December 31, 2009: 3.90 million committed ounces; December 31, 2008: 5.99 million committed ounces). The Company now has full exposure to the spot price of gold.

Net delta open hedge position as at December 31, 2010

As at December 31, 2010 the Company had no outstanding commitments against future production as a result of the elimination of the hedge book.

As of December 31, 2009, the hedge book reflected a net delta tonnage position of 3.49 million ounces (108 tonnes).

At December 31, 2009, the marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was negative $2.18 billion based on a gold price of $1,102 per ounce, exchange rates of $1 = R7.4350 and A$1 = $0.8967 and the market interest rates and volatilities prevailing at that date.

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

As at December 31, 2010 and 2009, the Company had no open forward exchange or currency option contracts in its currency hedge position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
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
Cash and loans advanced maturity profile

		2010				2009
		Fixed rate		Floating rate		Fixed rate		Floating rate
		Investment		Investment		Investment		Investment
		Amount	Effective	Amount	Effective	Amount	Effective	Amount	Effective
Maturity date	Currency	(million)	rate %	(million)	rate %	(million)	rate %	(million)	rate %

All less than one year	USD	13	0.20	171	0.19	506	0.29	178	0.13
	ZAR	969	5.58	57	4.64	1,135	7.03	839	6.38
	AUD	42	4.45	25	4.44	—	—	13	3.52
	EUR	—	—	3	1.00	—	—	1	0.50
	CAD	—	—	2	0.20	—	—	1	0.08
	HKD	—	—	—	—	—	—	1	0.01
	BRL	—	—	30	8.90	—	—	152	10.20
	ARS	—	—	2	9.00	—	—	4	10.23
	NAD	102	5.00	207	5.00	—	—	—	—

Borrowings maturity profile

			Between		Between
	Within one year		one and two years		two and five years		After five years		Total
	Borrowings	Effective	Borrowings	Effective	Borrowings	Effective	Borrowings	Effective	Borrowings
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount
Currency	(million)%		(million)%		(million)%		(million)%		(million)

	$26	4.7	5	5.5	1,560	4.9	994	5.7	2,585
ZAR	703	6.4	—	—	20	9.8	237	9.8	960
BRL	3	4.7	5	5.1	2	6.0	—	—	10

Interest rate risk

			Fixed for between one and three		Fixed for greater than three
	Fixed for less than one year three years		years		years		Total
	Borrowings	Effective	Borrowings	Effective	Borrowings	Effective	Borrowings
	Amount	Rate	Amount	Rate	Amount	Rate	amount
Currency	(million)%		(million)%		(million)%		(million)

	$26	4.7	880	6.0	1,679	4.8	2,585
ZAR	703	6.4	7	9.8	250	9.8	960
BRL	3	4.7	7	5.3	—	—	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Non-performance risk

Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support to financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on regular basis throughout the year. The Company spreads it business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put into place by management.

The combined maximum credit risk exposure at balance sheet date amounts to $1 million (2009: $335 million). Credit risk exposure netted by open derivative positions with counterparts was $nil million (2009: $104 million). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the Company as at December 31, 2010 is as follows.

December 31,
2010
$

Warrants on shares	1

1

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at December 31, 2010 and 2009, are as follows (assets (liabilities)):

	December 31, 2010		December 31, 2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	$	$	$	$

Cash and cash equivalents	575	575	1,100	1,100
Restricted cash	43	43	65	65
Short-term debt	(135)	(135)	(1,292)	(1,292)
Long-term debt	(1,730)	(2,059)	(667)	(889)
Long-term debt at fair value	(872)	(872)	—	—
Derivatives	(175)	(175)	(2,366)	(2,366)
Marketable equity securities — available for sale	124	124	111	111
Marketable debt securities — held to maturity	13	14	10	10
Non-marketable assets — held to maturity	2	2	2	2
Non-marketable debt securities — held to maturity	89	89	48	48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt

The mandatory convertible bonds are carried at fair value. The fair value of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.

Derivatives

The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates for the periods under review. The Company used the Black-Scholes option pricing formula to value commodity option contracts. The fair value of forward sales and purchases were estimated based on the quoted market prices and credit risk for the contracts at December 31, 2009.

Investments

Marketable equity securities classified as available-for-sale are carried at fair value. Marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable assets classified as held to maturity are measured at amortized cost. The fair value of marketable debt securities and non-marketable assets has been calculated using market interest rates. Investments in non-marketable debt securities classified as held to maturity are measured at amortized cost. The cost method investment is carried at cost. There is no active market for the investment and the fair value cannot be reliably measured.

The following is the fair value of the derivative (liabilities)/assets split by accounting designation:

	December 31, 2010
	Assets
		Cash flow
		Hedge	Non-hedge
	Balance Sheet location	accounted	accounted	Total
		$	$	$

Warrants on shares	Current assets — derivatives	—	1	1

Total derivatives		—	1	1

	December 31, 2010
	Liabilities
		Cash flow
		Hedge	Non-hedge
	Balance Sheet location	accounted	accounted	Total
		$	$	$

Option component of convertible bonds	Non-current liabilities — derivatives	—	(176)	(176)

Total derivatives		—	(176)	(176)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

	December 31, 2009
	Assets
		Cash flow
		Hedge	Non-hedge
	Balance Sheet location	accounted	accounted	Total
		$	$	$

Forward sales type agreements — commodity	Current assets — derivatives	—	283	283
Option contracts — commodity	Current assets — derivatives	—	47	47

Total hedging contracts		—	330	330
Warrants on shares	Non-current assets — derivatives	—	5	5

Total derivatives		—	335	335

	December 31, 2009
	Liabilities
		Cash flow
		Hedge	Non-hedge
	Balance Sheet location	accounted	accounted	Total
		$	$	$

Forward sales type agreements — commodity	Current liabilities — derivatives	(37)	(441)	(478)
Option contracts — commodity	Current liabilities — derivatives	—	(2,034)	(2,034)
Interest rate swaps — Gold	Current liabilities — derivatives	—	(13)	(13)

Total hedging contracts		(37)	(2,488)	(2,525)
Embedded derivatives	Non-current liabilities — derivatives	—	(1)	(1)
Option component of convertible bonds	Non-current liabilities — derivatives	—	(175)	(175)

Total derivatives		(37)	(2,664)	(2,701)

At December 31, 2010 the Company had no open derivative positions in its hedge book. The impact of credit risk adjustment totaled $150 million at December 31, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Non-hedge derivative gain/(loss) recognized

	Year ended December 31, 2010
	Location of gain/(loss) in income statement	$

Realized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(377)
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(2,573)
Forward sales agreements — currency	Non-hedge derivative gain/(loss) and movement on bonds	(13)
Option contracts — currency	Non-hedge derivative gain/(loss) and movement on bonds	3
Interest rate swaps — Gold	Non-hedge derivative gain/(loss) and movement on bonds	(15)

		(2,975	) (1)

Unrealized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	265
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	1,999
Interest rate swaps — Gold	Non-hedge derivative gain/(loss) and movement on bonds	13
Option component of convertible bonds	Non-hedge derivative gain/(loss) and movement on bonds	(1)
Embedded derivatives	Non-hedge derivative gain/(loss) and movement on bonds	1
Warrants on shares	Non-hedge derivative gain/(loss) and movement on bonds	(5)

		2,272

Loss on non-hedge derivatives		(703)

(1)	Includes $2,698 million loss related to the final tranche of the accelerated hedge buy-back.
Non-hedge derivative gain/(loss) recognized

	Year ended December 31, 2009
	Location of gain/(loss) in income statement	$

Realized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(535)
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(144)
Forward sales agreements — currency	Non-hedge derivative gain/(loss) and movement on bonds	107
Option contracts — currency	Non-hedge derivative gain/(loss) and movement on bonds	12
Interest rate swaps — Gold	Non-hedge derivative gain/(loss) and movement on bonds	16

		(544	) (1)

Unrealized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(188)
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(648)
Forward sales agreements — currency	Non-hedge derivative gain/(loss) and movement on bonds	(15)
Option contracts — currency	Non-hedge derivative gain/(loss) and movement on bonds	(3)
Interest rate swaps — Gold	Non-hedge derivative gain/(loss) and movement on bonds	(25)
Option component of convertible bonds	Non-hedge derivative gain/(loss) and movement on bonds	(33)
Embedded derivatives	Non-hedge derivative gain/(loss) and movement on bonds	(1)
Warrants on shares	Non-hedge derivative gain/(loss) and movement on bonds	5

		(908)

Loss on non-hedge derivatives		(1,452)

(1)	Includes $797 million related to the accelerated hedge buy-back.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Other comprehensive income

Year ended December 31, 2010
Cash flow
	hedges, before	Cash flow hedges removed from
	tax	equity, before tax		Hedge ineffectiveness, before tax
	$		$		$
Amount of
	Gain/(loss)	Location of	(gain)/loss
	recognized in	(gain)/loss	reclassified from		Amount of
	accumulated	reclassified from	accumulated other		(gain)/loss
	other	accumulated other	comprehensive		recognized
	comprehensive	comprehensive	income into	Location of (gain)/loss	in income
	income (effective	income into income	income (effective	recognized in income	(ineffective
	portion)	(effective portion)	portion)	(ineffective portion)	portion)

Forward sales type agreements — commodity	—	Product sales	52	Non-hedge derivatives gain/ (loss) and movement on bonds	—
	—		52		—

Other comprehensive income

Year ended December 31, 2009
Cash flow
	hedges, before	Cash flow hedges removed from
	tax	equity,before tax		Hedge ineffectiveness, before tax
	$		$		$
Amount of
	Gain/(loss)	Location of	(gain)/loss
	recognized in	(gain)/loss	reclassified from		Amount of
	accumulated	reclassified from	accumulated other		(gain)/loss
	other	accumulated other	comprehensive		recognized
	comprehensive	comprehensive	income into	Location of (gain)/loss	in income
	income (effective	income into income	income (effective	recognized in income	(ineffective
	portion)	(effective portion)	portion)	(ineffective portion)	portion)

Forward sales type agreements — commodity				Non-hedge derivatives gain/(loss) and movement on bonds
	(16)	Product sales	137		5
Forward sales agreements - currency				Non-hedge derivatives gain/(loss) and movement on bonds
	(1)	Depreciation	—		—

	(17)		137		5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24. FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Other comprehensive income
	Accumulated other			Accumulated other
	comprehensive income	Changes in fair		comprehensive income
	as of January 1,	value recognized	Reclassification	as of December 31,
	2010	in 2010	adjustments	2010
	$	$	$	$

Derivatives designated as
Gold sales	(52)	—	52	—
Capital expenditure	(3)	—	—	(3)

Before tax totals	(55)	—	52	(3	) (1)

After tax totals	(22)	—	20	(2)

				Accumulated other
	Accumulated other	Changes in fair		comprehensive income
	comprehensive income	value recognized	Reclassification	as of December 31,
	as of January 1, 2009	in 2009	adjustments	2009
	$	$	$	$

Derivatives designated as
Gold sales	(178)	(16)	142	(52)
Capital expenditure	(2)	(2)	1	(3)

Before tax totals	(180)	(18)	143	(55	) (1)

After tax totals	(112)	(13)	103	(22)

(1)	Includes adjustment for cumulative net translation differences of $nil million (2009: $18 million) resulting from the revaluation and settlement of non US dollar denominated cash flow hedge contracts.
Maturity profile of derivatives, at carrying value

		2010
	Total	Assets	Liabilities
	$	$	$

Amounts to mature within twelve months of balance sheet date	1	1	—
Amounts maturing between one and two years	—	—	—
Amounts maturing between two and five years	(176)	—	(176)

Total	(175)	1	(176)

	Total	Assets	Liabilities
	$	$	$

Amounts to mature within twelve months of balance sheet date	(2,195)	330	(2,525)
Amounts maturing between one and two years	5	5	—
Amounts maturing between two and five years	(175)	—	(175)
Amounts to mature thereafter	(1)	—	(1)

Total	(2,366)	335	(2,701)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Sensitivity analysis

Derivatives

A principal part of the Company’s management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors, including commodity prices, foreign exchange rates and interest rates under varying scenarios. There are no open hedge positions as a result of the hedge book elimination during 2010. Additionally the Company’s management of risk is to monitor the sensitivity of the convertible bonds to changes in AngloGold Ashanti Limited’s share price and warrants on shares.

The following table discloses the approximate sensitivities, in US dollars, of the warrants on shares and the convertible bonds to key underlying factors at December 31, 2010 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2010
		Cash flow
	Change in	hedge	Non-hedge	Total change in
	underlying	accounted	accounted	fair value
	factor (+)	$	$	$

Convertible bonds
AngloGold Ashanti Limited share price (US$)	Spot (+$1)	—	(10)	(10)

Warrants on shares
B2Gold Corporation share price (C$)	Spot (+C$0.25)	—	1	1

2010
Cash flow
	Change in	hedge	Non-hedge	Total change in
	underlying	accounted	accounted	fair value
	factor (-)	$	$	$

Convertible bonds
AngloGold Ashanti Limited share price (US$)	Spot (-$1)	—	9	9

Warrants on shares
B2Gold Corporation share price (C$)	Spot (-C$0.25)	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Mandatory convertible bonds

The mandatory convertible bond valuation is primarily linked to the AngloGold Ashanti Limited share price traded on the New York Stock Exchange (NYSE) and fluctuates with reference to the NYSE share price and market interest rates. A change of $1 in the AngloGold Ashanti Limited share price will generally impact the value of the mandatory convertible bond price in a stable interest environment by $0.83.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency. The following table discloses the approximate foreign exchange risk sensitivities of debt at December 31, 2010 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2010
		Change in
		borrowings
	Change in	total
	exchange rate	$

Debt
ZAR denominated (R/$)	Spot (+R1)	(19)
BRL denominated (BRL/$)	Spot (+BRL0.25)	(1)

	2010
		Change in
		borrowings
	Change in	total
	exchange rate	$

Debt
ZAR denominated (R/$)	Spot (-R1)	26
BRL denominated (BRL/$)	Spot (-BRL0.25)	1

25.	ADDITIONAL CASH FLOW INFORMATION

	2010	2009	2008
	$	$	$

Reported in the consolidated statements of cash flows:

Interest paid	115	111	93
Taxation paid	188	147	125

Non-cash investing and financing items not reported in the consolidated statements of cash flows:

Shares issued as part of Golden Cycle Gold Corporation acquisition	—	—	118
Shares issued to acquire São Bento Gold Company Limited	—	—	70
Exercise of share entitlements	43	20	16

Non-cash operating items not reported in the consolidated statements of cash flows:

Foreign exchange transaction gain(1)	2	103	7

(1) Foreign exchange transaction gain included in Interest, dividends and other amounts to:	3	112	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS

The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants.

Defined benefit plans

The retirement schemes as at December 31, 2010, 2009 and 2008, consist of the following which reflects the following provision values:

	2010	2009	2008
	$	$	$

AngloGold Ashanti Pension Fund (asset)/liability	—	(5)	11
Post-retirement medical scheme for AngloGold Ashanti South Africa employees	179	149	115
Other defined benefit plans	12	10	11

Sub total	191	154	137
Transferred to other non-current assets. Refer to Note 16.
AngloGold Ashanti Pension Fund	—	5	—
Post-retirement medical scheme for Rand Refinery employees	3	2	2
Short-term portion transferred to other current liabilities. Refer to Note 18.	(14)	(14)	(13)

Total provision classified as a non-current liability	180	147	126

South Africa defined benefit pension fund

The plan is evaluated by independent actuaries on an annual basis as at December 31. The valuation as at December 31, 2010 was completed at the beginning of 2011. The most recent regulatory valuation effective December 31, 2008 was completed in March 2010. The next regulatory valuation will have an effective date no later than December 31, 2011.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Information with respect to the defined benefit fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:

	Pension benefits
	2010	2009	2008
	$	$	$

Change in benefit obligation
Benefit obligation at January 1,	269	199	257
Service cost	7	6	6
Interest cost	25	16	17
Plan participants’ contributions	2	2	2
Actuarial loss/(gain)	21	(2)	16
Benefits paid	(28)	(8)	(24)
Translation	38	56	(75)

Benefit obligation at December 31,	334	269	199

Change in plan assets
Fair value of plan assets at January 1,	274	188	293
Actual return on plan assets	40	32	(7)
Company contributions	8	5	5
Plan participants’ contributions	2	2	2
Benefits paid	(28)	(8)	(24)
Translation	38	55	(81)

Fair value of plan assets at December 31,	334	274	188

Funded/(Unfunded) status at end of year	—	5	(11)

Net amount recognized	—	5	(11)

Components of net periodic benefit cost
Service cost	7	6	6
Interest cost	25	16	17
Actuarial gains and losses	10	(14)	49
Expected return on assets	(29)	(20)	(26)

Net periodic benefit cost	13	(12)	46

Accumulated benefit obligation at December 31,	290	230	170

Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate	8.50%	9.25%	7.25%
Rate of compensation increase	7.25%	7.50%	5.25%

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,
Discount rate	8.50%	9.25%	7.25%
Expected long-term return on plan assets	9.99%	10.63%	9.28%
Rate of compensation increase(1)	7.25%	7.50%	5.25%
Pension increase	4.73%	4.95%	3.60%

(1) Short-term compensation rate increase	7.50%	7.00%	10.00%
Long-term compensation rate increase	7.25%	7.50%	5.25%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.

	Pension benefits
	2010	2009
	%	%

Plan assets
AngloGold Ashanti’s pension plan asset allocations at December 31, 2010 and 2009, by asset category are as follows:

Asset category
Equity securities	60%	60%
Debt securities	36%	32%
Other	4%	8%

	100%	100%

Fair value of plan assets

The following table sets out the Company’s plan assets measured at fair value, by level within the hierarchy as at December 31, 2010 (in US Dollars, millions):

Description	Level 1	Level 2	Level 3	Total

Domestic equity security	150			150
Foreign equity securities	50			50
Domestic fixed interest bonds	95			95
Foreign fixed interest bonds	13			13
Real estate investment trust	4			4
Cash	11			11
Unlisted specialized credit		11		11

Fair value of level 1 plan assets is based on quoted market prices.

Fair value of level 2 plan assets is based on market interest rates (for fixed rate investments) accrued interest and credit risk ratings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

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

	2010			2009
	No. of	Percentage of	Fair Value	No. of	Percentage of	Fair Value
	Shares	total assets	$	Shares	total assets	$

Related parties
Investments held in related parties are summarized as follows:

Equity securities
AngloGold Ashanti Limited	119,758	1.8%	6	296,410	4.5%	12

Other investments exceeding 5% of total plan assets
Equities
Sasol Limited	—	—	—	424,680	6.2%	17
SABMiller Plc	—	—	—	759,600	8.0%	22
Bonds
IFM Corporate Bond Unit Trust	267,975,059	12.2%	41	158,630,977	7.3%	20
Allan Gray Orbis Global Equity Fund	243,210	9.0%	30	312,715	13.0%	36

			71			95

Cash flows

$

Contributions
Expected Company contribution to its pension plan in 2011	7

Estimated future benefit payments

The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2011	25
2012	25
2013	25
2014	26
2015	26
2016 — 2020	133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

South Africa post-retirement medical benefits

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last actuarial valuation was performed at December 31, 2010.

Information with respect to the defined benefit liability, which includes post-retirement medical benefits for AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:

	Other benefits
	2010	2009	2008
	$	$	$

Change in benefit obligation
Benefit obligation at January 1,	149	115	168
Service cost	1	—	1
Interest cost	13	9	11
Benefits paid	(14)	(10)	(11)
Actuarial loss/(gain)	10	4	(8)
Translation	20	31	(46)

Benefit obligation at December 31,	179	149	115

Unfunded status at end of year	(179)	(149)	(115)

Net amount recognized	(179)	(149)	(115)

Components of net periodic benefit cost
Service cost	1	—	1
Interest cost	13	9	11
Actuarial gains and losses	10	4	(8)

	24	13	4

The assumptions used in calculating the above amounts are:
Discount rate	8.50%	9.25%	7.25%
Expected increase in health care costs	7.60%	7.00%	5.50%

Assumed health care cost trend rates at December 31,
Health care cost trend assumed for next year	7.60%	7.00%	5.50%
Rate to which the cost trend is assumed to decline (ultimate trend rate)	7.60%	7.00%	5.50%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:

	1-percentage point	1-percentage point
	increase	decrease

Effect on total service and interest cost	2	(2)
Effect on post-retirement benefit obligation	22	(19)

Cash flows	$

Contributions
Expected Company contributions to the post-retirement medical plan in 2011	14

Estimated future benefit payments

The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2011	14
2012	16
2013	16
2014	16
2015	16
2016 — 2020	85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Other defined benefit plans

Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for the United States of America employees, the Supplemental Employee Retirement Plan for North America (USA) Inc. employees and the Nuclear Fuels South Africa (NUFCOR) — Retiree Medical Plan for Nufcor South African employees.

Information in respect of other defined benefit plans for the years ended December 31, 2010, 2009 and 2008 have been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost as follows:

Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:

	2010	2009	2008
	$	$	$

Change in benefit obligations
Balance at January 1,	18	17	18
Interest cost	1	—	—
Actuarial loss	5	—	—
Benefits paid	(2)	(1)	(1)
Translation	—	2	—

Balance at December 31,	22	18	17

Change in plan assets
Fair value of plan assets at January 1,	8	6	9
Actual return on plan assets	2	—	(1)
Benefits paid	(1)	—	—
Translation	1	2	(2)

Fair value of plan assets at December 31,	10	8	6

Unfunded status at end of year	(12)	(10)	(11)

Net amount recognized	(12)	(10)	(11)

Components of net periodic benefit cost
Interest cost	1	—	—
Actuarial gains and losses	(1)	—	1

	—	—	1

Accumulated benefit obligation at December 31,	12	10	10
Cash flows

The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members. The Company does not make a contribution to these plans.

$

Estimated future benefit payments

The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2011	2
2012	2
2013	2
2014	2
2015	2
2016 — 2020	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Defined contribution funds The following table sets forth the cost of providing retirement benefits.

	2010	2009	2008
	$	$	$

Australia (Sunrise Dam) (1)	4	4	3
Namibia (Navachab) (2)	1	1	1
Tanzania (Geita) (3)	—	—	—
United States of America (Cripple Creek & Victor) (4)	2	2	2
Argentina and Brazil (AngloGold Ashanti Córrego do Sitío Mineração, Cerro Vanguardia and Serra Grande) (5)	4	1	3
Ghana and Guinea (Iduapriem, Obuasi and Siguiri) (6)	5	4	4
South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka and TauTona) (7)	48	41	36

	64	53	49

Contributions to the various retirement schemes are fully expensed during the year.

(1)	Contributions are to various approved superannuation funds for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. Contributions in 2008 included Boddington.

(2)	Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Assurance Company (Namibia) Limited. Both the Company and the employees contribute to this fund.

(3)	Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the Company also makes a contribution on the employee’s behalf to the same fund. On leaving the Company, employees may withdraw their contribution from the fund. From July 2005, the Company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The Company makes no contribution towards any retirement schemes for contracted expatriate employees. The Company contributes to the NSSF on behalf of expatriate employees. On termination of employment the Company may apply for a refund of contributions from the NSSF.

(4)	AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti USA.

(5)	AngloGold Ashanti Limited operates defined contribution arrangements for their employees in Argentina and Brazil. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de Beneficio Livre) fund, similar to the American 401 (k) type of plan was started in December 2001. Administered by Bradesco Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the Company in Brazil. Employees in Argentina contribute 11 percent of their salaries towards the Argentinean government pension fund. The Company makes a contribution of 17 percent of an employee’s salary on behalf of employees to the same fund.

(6)	The Company’s mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invested mainly in Ghana and Guinea government treasury instruments, fixed term deposits and other investments.

(7)	South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the Company’s assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.	SEGMENT AND GEOGRAPHICAL INFORMATION

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2010, the Company’s Chief Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Navachab which was previously included with Southern Africa forms part of Continental Africa, and North and South America have been combined into the Americas. Southern Africa (previously South Africa and Navachab) has been renamed to South Africa. The Australasia segment remains unchanged. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this.

	Year ended December 31
	2010	2009	2008
Business segment data	$	$	$

Revenues
Revenues from product sales:
South Africa	875	1,374	986
Continental Africa	1,038	1,242	905
Australasia	206	291	214
Americas	571	692	493

	2,690	3,599	2,598
Less: Equity method investments included above	(331)	(358)	(186)
Plus: Loss on realized non-hedge derivatives included above	2,975	543	1,243

Total revenues from product sales	5,334	3,784	3,655

Depreciation and amortization expense
South Africa	357	281	256
Continental Africa	185	207	251
Australasia	35	38	47
Americas	152	111	107

	729	637	661
Less: Equity method investments included above	(9)	(22)	(46)

Total depreciation and amortization expense	720	615	615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

Business segment data	Year ended December 31
	2010	2009	2008
	$	$	$

Segment income/(loss)
South Africa	675	574	480
Continental Africa	493	199	(579)
Australasia	158	(15)	(22)
Americas	508	335	240
Other, including Corporate and Non-gold producing subsidiaries	(179)	(133)	(89)

Total segment income	1,655	960	30

The following are included in segment income/(loss):

Interest revenue
South Africa	27	30	48
Continental Africa	3	3	4
Australasia	2	12	3
Americas	10	8	8
Other, including Corporate and Non-gold producing subsidiaries	1	1	3

Total interest revenue	43	54	66

Interest expense
South Africa	7	4	17
Continental Africa	7	4	1
Australasia	1	2	5
Americas	3	12	10
Other, including Corporate and Non-gold producing subsidiaries	133	101	39

Total interest expense	151	123	72

Equity income/(loss) in associates
South Africa	(1)	(2)	2
Continental Africa	69	102	(139)
Other, including Corporate and Non-gold producing subsidiaries	(28)	(12)	(12)

Total equity income/(loss) in associates	40	88	(149)

Reconciliation of segment income to Net income/(loss) - attributable to AngloGold Ashanti
Segment total	1,655	960	30
Exploration costs	(206)	(150)	(126)
General and administrative expenses	(228)	(158)	(136)
Market development costs	(14)	(10)	(13)
Non-hedge derivative loss	(786)	(1,452)	(258)
Other operating items	—	—	(19)
Taxation (expense)/benefit	(255)	33	(22)
Discontinued operations	—	—	23
Noncontrolling interests	(54)	(48)	(42)

Net income/(loss) — attributable to AngloGold Ashanti	112	(825)	(563)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

Business segment data	Year ended December 31
	2010	2009	2008
	$	$	$

Segment assets
South Africa(1)	3,370	3,354	2,497
Continental Africa(2)	4,093	4,055	3,582
Australasia(3)	534	496	1,279
Americas	2,170	2,012	1,717
Other, including Corporate, and Non-gold producing subsidiaries	221	745	376

Total segment assets	10,388	10,662	9,451

(1)	Includes the following which have been classified as assets held for sale:

ISS International Limited	15	—	—
Rand Refinery Limited	1	1	1
Tau Lekoa	—	73	—

(2)	Includes an effective 45 percent interest acquired during 2009 in Kibali Goldmines in the Democratic Republic of the Congo.

(3)	Included assets held for sale of Boddington of $781 million in 2008.

Expenditure for additions to long-lived assets
South Africa	430	395	347
Continental Africa	232	196	260
Australasia	40	177	439
Americas	309	257	191
Other, including Corporate and Non-gold producing subsidiaries	4	2	2

	1,015	1,027	1,239
Less: Equity method investments included above	(42)	(8)	(7)

Total expenditure for additions to long-lived assets	973	1,019	1,232

Geographical area data
Total revenues
South Africa	899	1,395	1,041
Continental Africa	1,043	1,243	902
Australasia	208	308	217
Americas	573	691	508
Other, including Corporate and Non-gold producing subsidiaries	37	129	—

	2,760	3,766	2,668
Less: Equity method investments included above	(333)	(355)	(181)
Plus: Loss on realized non-hedge derivatives included above	2,975	543	1,243

Total revenues	5,402	3,954	3,730

Long-lived assets by area
South Africa	2,701	2,393	1,832
Continental Africa(1)	3,437	3,405	2,954
Australasia	373	342	294
Americas	1,808	1,678	1,399
Other, including Corporate and Non-gold producing subsidiaries	72	86	59

Total long-lived assets	8,391	7,904	6,538

(1)	Includes an effective 45 percent interest acquired during 2009 in Kibali Goldmines in the Democratic Republic of the Congo.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

	Year ended December 31
	2010	2009	2008
Business segment data	$	$	$

Entity-wide disclosures
Revenues(1)
South Africa	2,207	1,665	1,466
Ghana	566	513	511
Brazil	599	437

(1)	Material revenues are attributed to countries based on location of production.

Long-lived assets(2)
South Africa	2,458	2,176	1,668
Ghana	1,924	1,887	1,863
Tanzania			584
United States of America	719	671
Brazil	768	689	598

(2)	Material long-lived assets excluding goodwill and other intangibles, financial instruments and deferred taxation assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS

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

At a general meeting held on April 30, 2002, it was approved that the rules of the Share Incentive Scheme be amended to provide for the exercise of options to be based on conditions, related to the performance of the Company, as determined by the directors and which will be objective and specified. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance conditions have been fulfilled or waived. The options granted prior to May 1, 2002 remained subject to the conditions under which they were granted. Although there are no automatically convertible unsecured debentures currently in issue under the rules of the Share Incentive Scheme, consequential amendments were approved to the rules of the scheme which effectively made the conversion of debentures subject to the same terms as the exercise of options.

At the annual general meeting held on May 7, 2010, shareholders authorized that 17,000,000 shares may be allocated for the purposes of the scheme. Prior to this authorization, the maximum number of shares attributable to the scheme was 2.75 percent of the total number of ordinary shares in issue at any time. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the shares attributable to the scheme or 850,000 ordinary shares per employee could be issued in aggregate (2009: 498,080).

Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive Scheme, rank pari passu with issued shares in all respects, including participation in dividends.

Non-executive directors are not eligible for participation in the Share Incentive Scheme.

Total plan employee costs

On December 31, 2010, the Company had six stock based compensation plans which are described below. Total compensation cost charged against income for these plans were as follows:

	2010	2009	2008
	$	$	$

Compensation cost recognized	59	41	40
At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounted to 11,398,904 (2009: 5,501,005).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

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

A summary of time related options showing movement from the beginning of the year to the end of the year, is presented below:

		Weighted-
		average
	Options	exercise price
	(000)	R

Outstanding at January 1, 2010	28	146
Exercised	(27)	145

Outstanding at December 31, 2010	1	194

Exercisable at December 31, 2010	1	194

A summary of the salient features of the time related options is presented below:

	2010		2009	2008

Total intrinsic value of options outstanding at period end (R millions)	—	(1)	5	13
Intrinsic value of options exercised (R millions)	5		15	15
Weighted average remaining contractual term (years)	1		1	2

(1)	Less than R1 million.
There was no income statement charge for 2010, 2009 and 2008, as the total compensation cost was expensed up to date of vesting in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
•	Performance related options
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

A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:

		Weighted-
		average
		exercise
	Options	price
	(000)	R

Outstanding at January 1, 2010	640	241
Exercised	(244)	240
Forfeited (terminations)	(4)	288

Outstanding at December 31, 2010	392	242

Exercisable at December 31, 2010	392	242

A summary of the salient features of the performance related options is presented below:

	2010	2009	2008

Total intrinsic value of options outstanding at period end (R millions)	33	42	18
Intrinsic value of options exercised (R millions)	17	49	3
Weighted average remaining contractual term (years)	3	4	5
All options which have not been exercised within ten years from the date on which they were granted automatically expire.

There was no income statement charge for 2010, 2009 and 2008, as the total compensation cost was expensed up to date of vesting in 2007.

During 2010, a total of 271,162 common shares were issued under the share incentive scheme in terms of time-based and performance awards.

As at December 31, 2010, there was no unrecognized compensation cost related to unvested stock options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

The weighted average of all options outstanding as at December 31, 2010, is as follows:

Range of exercise	Quantity of options		Weighted average	Weighted average
prices	within range		exercise price	contractual life
R	(000)		R	Years

144 — 211	62		194	2.8
212 — 300	331		251	1.3

	393	(1)	242	1.4

(1)	Represents a total of 641 time related options and 391,932 performance related options outstanding.
No options expired during the year ended December 31, 2010.

Since December 31, 2010 to and including April 30, 2011, 24,822 options (granted in respect of time and performance related options) have been exercised.

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

During 2010 a total of 468,327 common shares were issued in terms of the BSP rules.

During 2008, additional BSP awards were made to all scheme participants as a result of the rights offer to ordinary shareholders. The award was made in terms of the anti-dilution provision of the original grant. Employees did not receive any benefit in excess of the original grant value and no additional compensation cost was recognized.

For awards made, the following information is presented:

Award date (unvested awards and awards vested during the year)	2010	2009	2008	2007

Calculated fair value (R per share)	280.90	293.99	267.05	322.00
Vesting date (100%)	—	—	—	January 1, 2010
Vesting date (40%)	February 24, 2011	February 18, 2010	January 1, 2009	—
Vesting date (60%)	February 24, 2012	February 18, 2011	January 1, 2010	—
Vesting date (conditional 20%)	February 24, 2013	February 18, 2012	January 1, 2011	—
Expiry date	February 23, 2020	February 17, 2019	December 31, 2017	December 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

Awards
(000)

Outstanding at January 1, 2010	1,296
Granted	812
Exercised	(468)
Forfeited (terminations)	(88)

Outstanding at December 31, 2010	1,552

Exercisable at December 31, 2010	451

BSP awards are issued with no exercise price.

A summary of the salient features of the BSP is presented below:

	2010	2009	2008

Total intrinsic value of awards outstanding at period end (R millions)	508	397	238
Intrinsic value of awards exercised (R millions)	146	75	28
Weighted average remaining contractual term (years)	7	7	8
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

The main performance conditions in terms of the LTIP issued in 2007 are:
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
The main performance conditions in terms of the LTIP issued in 2008, 2009 and 2010 are:
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
During 2010 a total of 84,922 common shares were issued in terms of the LTIP rules.

During 2008, additional LTIP awards were made to all scheme participants as a result of the rights offer to ordinary shareholders. The award was made in terms of the anti-dilution provision of the original grant. Employees did not receive any benefit in excess of the original grant value and no additional compensation cost was recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

For awards made, the following information is presented:

Award date (unvested awards and awards vested during the year)	2010	2009	2008	2007

Calculated fair value (Rand per share)	280.90	293.99	267.05	322.00
Vesting date	February 24, 2013	February 18, 2012	January 1, 2011	January 1, 2010
Expiry date	February 23, 2020	February 17, 2019	December 31, 2017	December 31, 2016
A summary of time and performance related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

Awards
(000)

Outstanding at January 1, 2010	1,264
Granted	632
Exercised	(85)
Forfeited (terminations)	(211)

Outstanding at December 31, 2010	1,600

Exercisable at December 31, 2010	85

LTIP awards are issued with no exercise price.

A summary of the salient features of the LTIP is presented below:

	2010	2009	2008

Total intrinsic value of awards outstanding at period end (R millions)	522	387	250
Intrinsic value of awards exercised (R millions)	26	22	11
Weighted average remaining contractual term (years)	7	7	8

Compensation expense related to BSP and LTIP awards recognized ($ millions)	45	27	20
As at December 31, the unrecognized compensation cost related to unvested awards of the BSP and LTIP plans amounted to ($ millions)	23	18	12
Unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately (years)	2	2	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

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

In order to facilitate these transactions the Company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The Company also undertook an empowerment transaction with a Black Economic Empowerment investment vehicle, Izingwe Holdings (Proprietary) Limited (“Izingwe”) during 2006 and created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary share are:
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
The award of free ordinary shares to employees

The fair value of each free ordinary share awarded in 2008 was R188 (2007: R306 and 2006: R320). The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009, and each subsequent year up to expiry date of November 1, 2013.

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

Awards
(000)

Outstanding at January 1, 2010	666
Reallocated	21
Exercised	(231)
Forfeited (terminations)	(21)

Outstanding at December 31, 2010	435

Exercisable at December 31, 2010	—

A summary of the salient features of the award of free ordinary shares under ESOP to employees is presented below:

	2010	2009	2008

Total intrinsic value of awards outstanding at period end (R millions)	142	204	216
Intrinsic value of awards exercised (R millions)	72	58	14
Weighted average remaining contractual term (years)	1	2	3
The Company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four free ordinary shares held in the rights offer finalized during July 2008. The benefit to employees was in terms of the anti-dilutive provision of the original grant and no additional compensation cost was recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

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
A summary of E ordinary shares, awarded to employees, showing movement from the beginning of the year to the end of the year, is presented below:

		Weighted-
		average
	Options	exercise price
	(000)	R

Outstanding at January 1, 2010	2,395	347
Reallocated	69	361
Forfeited (terminations)	(69)	354
Cancelled	(709)	354

Outstanding at December 31, 2010	1,686	366

Exercisable at December 31, 2010	—	—

A summary of the salient features of the award of E ordinary shares to employees is presented below:

	2010	2009	2008
Total intrinsic value of awards outstanding at period end (R millions) (1)	—	—	—
Intrinsic value of awards exercised (R millions) (2)	—	—	—
Weighted average remaining contractual term (years)	1	2	3

Compensation expense related to the ESOP scheme recognized ($ millions)	12	12	14
As at December 31, the unrecognized compensation cost related to unvested awards of the ESOP scheme amounted to ($ millions)	8	16	14
Unrecognized compensation cost is expected to be recognized over the remaining scheme term of (years)	3	4	5

(1)	The options outstanding at December 31, 2010, 2009 and 2008 had no intrinsic value as the share price at year end was lower than the weighted average exercise price.

(2)	Less than R1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

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

The share price on the day of issue as of April 29, 2009 was $32.15, whilst the share price used in the payment of the first tranche was $28.46 per share. The share price used in the payment of the second tranche in 2010 was $39.50 per share.

The award of share appreciation rights to employees

A summary of share appreciation rights showing movement from the beginning of the year to the end of the year, is presented below:

Number of Rights
(000)

Outstanding at January 1, 2010	75
Exercised	(25)
Forfeited (terminations)	(1)

Rights outstanding at December 31, 2010	49

Rights exercisable at December 31, 2010	—

	2010	2009
	$	$

Compensation expense related to Ghana ESOP scheme recognized ($ millions)	2	2
The liability recognized in the consolidated balance sheet in respect of unexercised rights was as follows	2	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

AngloGold Ashanti Holdings plc (“IOMco”), a wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Note 19 and to Note 21. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the Americas and Australasia). The following is condensed consolidating financial information for the Company as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2010	2010	2010	2010	2010
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Sales and other income	2,348	(2)	3,233	(177)	5,402

Product sales	2,207	—	3,127	—	5,334
Interest, dividends and other	141	(2)	106	(177)	68

Costs and expenses	4,130	1,120	2,818	(3,047)	5,021

Production costs	1,091	—	1,565	—	2,656
Exploration costs	14	12	180	—	206
Related party transactions	(15)	—	—	—	(15)
General and administrative expenses	164	6	44	14	228
Royalties paid	38	—	104	—	142
Market development costs	7	—	7	—	14
Depreciation, depletion and amortization	352	—	368	—	720
Impairment of assets	73	—	18	—	91
Interest expense	7	69	75	—	151
Accretion expense	10	—	12	—	22
Employment severance costs	19	—	4	—	23
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	2,041	1,033	(16)	(3,061)	(3)
Non-hedge derivative loss, movement on bonds and other commodity contracts	329	—	457	—	786

(Loss)/income before income tax provision	(1,782)	(1,122)	415	2,870	381
Taxation expense	(1)	(1)	(253)	—	(255)
Equity income/(loss) in associates	63	(23)	—	—	40
Equity income/(loss) in subsidiaries	1,907	373	—	(2,280)	—

Income/(loss) from continuing operations	187	(773)	162	590	166
Discontinued operations	—	—	—	—	—

Income/(loss) after discontinued operations	187	(773)	162	590	166
Preferred stock dividends	(75)	—	(76)	151	—

Net income/(loss)	112	(773)	86	741	166
Less: Net income attributable to noncontrolling interests	—	—	(54)	—	(54)

Net income/(loss) attributable to AngloGold Ashanti	112	(773)	32	741	112

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2009	2009	2009	2009	2009
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Sales and other income	1,775	(38)	2,273	(56)	3,954

Product sales	1,665	—	2,119	—	3,784
Interest, dividends and other	110	(38)	154	(56)	170

Costs and expenses	2,073	625	2,777	(623)	4,852

Production costs	862	—	1,367	—	2,229
Exploration costs	6	14	130	—	150
Related party transactions	(18)	—	—	—	(18)
General and administrative expenses/(recoveries)	96	(121)	149	34	158
Royalties paid	—	—	84	—	84
Market development costs	5	—	5	—	10
Depreciation, depletion and amortization	277	—	338	—	615
Impairment of assets	4	—	4	—	8
Interest expense	4	67	52	—	123
Accretion expense	6	—	11	—	17
Employment severance costs	10	—	4	—	14
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	12	665	(10)	(657)	10
Non-hedge derivative loss, movement on bonds and other commodity contracts	809	—	643	—	1,452

(Loss)/income before income tax provision	(298)	(663)	(504)	567	(898)
Taxation benefit/(expense)	112	(2)	(77)	—	33
Equity income/(loss) in associates	98	(10)	—	—	88
Equity (loss)/income in subsidiaries	(673)	(383)	—	1,056	—

(Loss)/income from continuing operations	(761)	(1,058)	(581)	1,623	(777)
Discontinued operations	—	—	—	—	—

(Loss)/income after discontinued operations	(761)	(1,058)	(581)	1,623	(777)
Preferred stock dividends	(64)	—	(65)	129	—

Net (loss)/income	(825)	(1,058)	(646)	1,752	(777)
Less: Net income attributable to noncontrolling interests	—	—	(48)	—	(48)

Net (loss)/income — attributable to AngloGold Ashanti	(825)	(1,058)	(694)	1,752	(825)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2008	2008	2008	2008	2008
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Sales and other income	1,562	2	2,260	(94)	3,730

Product sales	1,466	—	2,189	—	3,655
Interest, dividends and other	96	2	71	(94)	75

Costs and expenses	1,284	1,697	2,820	(1,698)	4,103

Production costs	796	1	1,362	—	2,159
Exploration costs	5	—	123	(2)	126
Related party transactions	(10)	—	—	—	(10)
General and administrative expenses/(recoveries)	147	78	69	(158)	136
Royalties paid	—	—	78	—	78
Market development costs	7	—	6	—	13
Depreciation, depletion and amortization	253	—	362	—	615
Impairment of assets	16	—	654	—	670
Interest expense	17	39	16	—	72
Accretion expense	9	—	13	—	22
Employment severance costs	9	—	—	—	9
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(31)	1,579	(74)	(1,538)	(64)
Non-hedge derivative loss, movement on bonds and other commodity contracts	66	—	211	—	277

Income/(loss) before income tax provision	278	(1,695)	(560)	1,604	(373)
Taxation (expense)/benefit	(55)	(4)	37	—	(22)
Equity loss in associates	(141)	(8)	—	—	(149)
Equity (loss)/income in subsidiaries	(623)	(623)	—	1,246	—

(Loss)/income from continuing operations	(541)	(2,330)	(523)	2,850	(544)
Discontinued operations	23	—	—	—	23

(Loss)/income after discontinued operations	(518)	(2,330)	(523)	2,850	(521)
Preferred stock dividends	(45)	—	(46)	91	—

Net (loss)/income	(563)	(2,330)	(569)	2,941	(521)
Less: Net income attributable to noncontrolling interests	—	—	(42)	—	(42)

Net (loss)/income — attributable to AngloGold Ashanti	(563)	(2,330)	(611)	2,941	(563)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29 SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions)

	2010	2010	2010	2010	2010
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
ASSETS
Current Assets	1,169	2,265	3,869	(5,306)	1,997

Cash and cash equivalents	152	114	309	—	575
Restricted cash	1	—	9	—	10
Receivables, inter-group balances and other current assets	1,016	2,151	3,551	(5,306)	1,412

Property, plant and equipment, net	2,197	—	3,729	—	5,926
Acquired properties, net	217	—	619	—	836
Goodwill	—	—	197	(17)	180
Other intangibles, net	—	—	17	—	17
Other long-term inventory	—	—	27	—	27
Materials on the leach pad	—	—	331	—	331
Other long-term assets and deferred taxation assets	3,328	736	914	(3,904)	1,074

Total assets	6,911	3,001	9,703	(9,227)	10,388

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,293	1,587	6,116	(7,992)	1,004
Other non-current liabilities	52	—	71	(54)	69
Long-term debt	39	1,044	1,519	—	2,602
Derivatives	—	—	176	—	176
Deferred taxation liabilities	720	—	471	9	1,200
Provision for environmental rehabilitation	176	—	354	—	530
Other accrued liabilities	—	—	38	—	38
Provision for pension and other post-retirement medical benefits	165	—	15	—	180
Commitments and contingencies	—	—	—	—	—
Equity	4,466	370	943	(1,190)	4,589

Stock issued	13	4,587	897	(5,484)	13
Additional paid in capital	8,670	363	219	(582)	8,670
Accumulated deficit	(3,869)	(4,580)	(4,350)	8,930	(3,869)
Accumulated other comprehensive income and reserves	(348)	—	4,055	(4,055)	(348)

Total AngloGold Ashanti stockholders’ equity	4,466	370	821	(1,191)	4,466
Noncontrolling interests	—	—	122	1	123

Total liabilities and equity	6,911	3,001	9,703	(9,227)	10,388

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions)

	2009	2009	2009	2009	2009
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
ASSETS
Current Assets	1,650	2,558	3,332	(4,782)	2,758

Cash and cash equivalents	231	578	291	—	1,100
Restricted cash	1	—	11	—	12
Receivables, inter-group balances and other current assets	1,418	1,980	3,030	(4,782)	1,646

Property, plant and equipment, net	1,932	—	3,522	—	5,454
Acquired properties, net	205	—	626	—	831
Goodwill	—	—	425	(263)	162
Other intangibles, net	—	—	18	—	18
Derivatives	—	—	5	—	5
Other long-term inventory	—	—	26	—	26
Materials on the leach pad	—	—	324	—	324
Other long-term assets and deferred taxation assets	2,689	31	1,160	(2,796)	1,084

Total assets	6,476	2,589	9,438	(7,841)	10,662

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	2,058	1,824	6,686	(6,093)	4,475
Other non-current liabilities	149	—	84	(70)	163
Long-term debt	34	—	633	—	667
Derivatives	—	—	176	—	176
Deferred taxation liabilities	668	—	492	11	1,171
Provision for environmental rehabilitation	115	—	270	—	385
Other accrued liabilities	—	—	33	—	33
Provision for pension and other post-retirement medical benefits	135	—	12	—	147
Commitments and contingencies	—	—	—	—	—
Equity	3,317	765	1,052	(1,689)	3,445

Stock issued	12	4,859	1,080	(5,939)	12
Additional paid in capital	7,836	363	698	(1,061)	7,836
Accumulated deficit	(3,914)	(4,457)	(3,397)	7,854	(3,914)
Accumulated other comprehensive income and reserves	(617)	—	2,544	(2,544)	(617)

Total AngloGold Ashanti stockholders’ equity	3,317	765	925	(1,690)	3,317
Noncontrolling interests	—	—	127	1	128

Total liabilities and equity	6,476	2,589	9,438	(7,841)	10,662

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2010	2010	2010	2010	2010
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Net cash provided by/(used) in operating activities	116	(1,129)	2,202	(151)	1,038

Net income/(loss)	112	(773)	86	741	166
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	2,071	1,033	(21)	(3,061)	22
Depreciation, depletion and amortization	352	—	368	—	720
Impairment of assets	73	—	18	—	91
Deferred taxation	119	—	19	—	138
Cash utilized for hedge book settlements	(993)	—	(1,618)	—	(2,611)
Other non cash items	(1,522)	(1,973)	4,021	2,169	2,695
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	36	—	95	—	131
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	10	580	(590)	—	—
Receivables	(27)	3	(129)	—	(153)
Inventories	(11)	—	(204)	—	(215)
Accounts payable and other current liabilities	(104)	1	157	—	54

Net cash used in investing activities	(943)	(42)	(902)	—	(1,887)

Increase in non-current investments	—	(42)	(116)	—	(158)
Proceeds on disposal of associate	1	—	—	—	1
Net associates loans advanced	(3)	—	—	—	(3)
Additions to property, plant and equipment	(424)	—	(549)	—	(973)
Proceeds on sale of mining assets	60	—	9	—	69
Proceeds on sale of investments	—	—	142	—	142
Cash effects from hedge restructuring	(577)	—	(407)	—	(984)
Net loans receivable advanced	—	—	(6)	—	(6)
Change in restricted cash	—	—	25	—	25

Net cash generated/(used) by financing activities	729	707	(1,357)	151	230

Net changes in short-term debt	126	(1,000)	(285)	—	(1,159)
Issuance of stock	798	310	(310)	—	798
Share issue expenses	(20)	—	—	—	(20)
Net changes in long-term debt	—	1,044	789	—	1,833
Debt issue costs	—	(13)	(26)	—	(39)
Cash effects from hedge restructuring	(49)	—	(1,017)	—	(1,066)
Dividends (paid)/received	(126)	366	(508)	151	(117)

Net decrease in cash and cash equivalents	(98)	(464)	(57)	—	(619)
Effect of exchange rate changes on cash	19	—	86	—	105
Cash and cash equivalents — January 1,	231	578	291	—	1,100

Cash and cash equivalents — December 31,	152	114	320	—	586

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2009	2009	2009	2009	2009
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Net cash provided by/(used) in operating activities	326	(481)	727	(129)	443

Net (loss)/income	(825)	(1,058)	(646)	1,752	(777)
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	12	665	(2)	(657)	18
Depreciation, depletion and amortization	277	—	338	—	615
Impairment of assets	4	—	4	—	8
Deferred taxation	(141)	—	(58)	—	(199)
Cash utilized for hedge book settlements	—	—	(797)	—	(797)
Other non cash items	946	(1,685)	3,540	(1,224)	1,577
Net (decrease)/increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	(3)	—	22	—	19
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	27	1,571	(1,598)	—	—
Receivables	(5)	(3)	(36)	—	(44)
Inventories	(23)	—	(146)	—	(169)
Accounts payable and other current liabilities	57	29	106	—	192

Net cash (used)/generated in investing activities	(398)	(344)	474	—	(268)

Increase in non-current investments	—	(344)	(99)	—	(443)
Net associates loans advanced	(2)	—	—	—	(2)
Additions to property, plant and equipment	(386)	—	(633)	—	(1,019)
Proceeds on sale of mining assets	—	—	1,142	—	1,142
Proceeds on sale of investments	—	—	81	—	81
Cash effects from hedge restructuring	(11)	—	(7)	—	(18)
Net loans receivable repaid	1	—	—	—	1
Change in restricted cash	—	—	(10)	—	(10)

Net cash generated/(used) by financing activities	103	1,174	(1,103)	129	303

Net changes in short-term debt	—	(764)	(89)	—	(853)
Issuance of stock	306	693	(693)	—	306
Share issue expenses	(11)	—	—	—	(11)
Net changes in long-term debt	—	674	222	—	896
Debt issue costs	—	—	(14)	—	(14)
Cash effects from hedge restructuring	(83)	—	118	—	35
Dividends (paid)/received	(109)	571	(647)	129	(56)

Net increase in cash and cash equivalents	31	349	98	—	478
Effect of exchange rate changes on cash	46	—	1	—	47
Cash and cash equivalents — January 1,	154	229	192	—	575

Cash and cash equivalents — December 31,	231	578	291	—	1,100

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2008	2008	2008	2008	2008
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Net cash (used) in/provided by operating activities	(809)	(927)	1,891	(91)	64

Net (loss)/income	(563)	(2,330)	(569)	2,941	(521)
Reconciled to net cash (used) in/provided by operations:
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(31)	1,579	(74)	(1,538)	(64)
Depreciation, depletion and amortization	253	—	362	—	615
Impairment of assets	16	—	654	—	670
Deferred taxation	40	—	(112)	—	(72)
Cash utilized for hedge book settlements	(517)	—	(596)	—	(1,113)
Other non cash items	(109)	53	2,315	(1,494)	765
Net increase/(decrease) in provision for environmental rehabilitation, pension and
other post-retirement medical benefits	25	—	(1)	—	24
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	10	(212)	202	—	—
Receivables	6	(21)	8	—	(7)
Inventories	(1)	—	(130)	—	(131)
Accounts payable and other current liabilities	63	4	(168)	—	(101)

Net cash (used) in/provided by continuing operations	(808)	(927)	1,891	(91)	65
Net cash used in discontinued operations	(1)	—	—	—	(1)

Net cash used in investing activities	(562)	—	(1,031)	—	(1,593)

Increase in non-current investments	—	—	(93)	—	(93)
Proceeds on disposal of associate	46	—	2	—	48
Additions to property, plant and equipment	(340)	—	(854)	—	(1,194)
Proceeds on sale of mining assets	1	—	38	—	39
Proceed on sale of discontinued assets	10	—	—	—	10
Proceeds on sale of investments	—	—	88	—	88
Cash effects from hedge restructuring	(279)	—	(206)	—	(485)
Change in restricted cash	—	—	(6)	—	(6)

Net cash generated/(used) by financing activities	1,392	1,116	(884)	91	1,715

Net changes in short-term debt	(242)	—	54	—	(188)
Issuance of stock	1,722	1,241	(1,241)	—	1,722
Share issue expenses	(54)	—	—	—	(54)
Net changes in long-term debt	—	(216)	643	—	427
Cash effects from hedge restructuring	47	—	(181)	—	(134)
Dividends (paid)/received	(81)	91	(159)	91	(58)

Net increase/(decrease) in cash and cash equivalents	21	189	(24)	—	186
Effect of exchange rate changes on cash	(55)	—	(33)	—	(88)
Cash and cash equivalents — January 1,	188	40	249	—	477

Cash and cash equivalents — December 31,	154	229	192	—	575

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30.	SUBSEQUENT EVENTS

Restructuring of ESOP and Economic Empowerment Transaction

On April 14, 2011, AngloGold Ashanti Limited, the National Union of Mineworkers (NUM), Solidarity, The Union (UASA), Izingwe Holdings (Proprietary) Limited and the Bokamoso ESOP Board of Trustees announced the restructuring of the empowerment transactions concluded respectively between the company and the unions, and the company and Izingwe in 2006.

This restructuring was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E shares (otherwise known to participants as loan shares), which operate essentially as share appreciation rights, vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.

In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti shareholders, the scheme will be restructured as follows:
•	All lapsed loan shares that vested without value will be reinstated;

•	The strike (base) price will be fixed at R320 per share for the Bokamoso ESOP and R330 for Izingwe;

•	The notional interest charge will fall away;

•	As previously, 50 percent of any dividends declared will be used to reduce the strike price;

•	As previously, the remaining 50 percent is paid directly to participants under the empowerment transaction; and

•	The life span of the scheme will be extended by an additional one year, the last vesting being in 2014, instead of 2013. A minimum payout on vesting of the E shares has been set at R40 each and a maximum payout of R70 each per E Share for Izingwe and R90 each for members of the Bokamoso ESOP (i.e. employees), plus the impact of the 50 percent of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti and its shareholders.
The total incremental accounting cost to the Company of this transaction will be approximately $18 million.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorised the undersigned to sign this annual report on its behalf.

ANGLOGOLD ASHANTI LIMITED
/s/ Srinivasan Venkatakrishnan
Name : Srinivasan Venkatakrishnan
Title : Chief Financial Officer Date : May 27, 2011

E-1

Exhibits to Form 20-F

Exhibit Number	Description	Remarks
Exhibit 19.1	Memorandum and Articles of Association of AngloGold Limited as in effect on May 15, 2009	Incorporated by reference to Exhibit 3.1 of AngloGold’s automatic shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on August 31, 2009

Exhibit 19.4.1.1	AngloGold Limited Share Incentive Scheme in effect April 4, 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002

Exhibit 19.4.1.2	Bonus Share Plan in effect on May 6, 2008	Incorporated by reference to Exhibit 19.4.1.2 of AngloGold’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 19, 2008

Exhibit 19.4.1.3	Long-Term Incentive Plan in effect April 29, 2005	Incorporated by reference to Exhibit 19.4.1.3 of AngloGold Ashanti’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 20, 2006

Exhibit 19.4.1.6	Sale and Purchase Agreement dated January 27, 2009 among AngloGold Ashanti Australia Limited, AngloGold Ashanti Limited, Saddleback Investments Pty Ltd, Newmont Boddington Pty Ltd, Newmont Mining Corporation, Newmont Australia Limited and BGM Management Company Pty Ltd.	Incorporated by reference to Exhibit 19.4.1.6 of AngloGold’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 5, 2009

Exhibit 19.6	Statement regarding how loss/earnings per share information was calculated	See note 9 to the consolidated financial statements

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries

Exhibit 19.12.1	Certification of Mark Cutifani, Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.12.2	Certification of Srinivasan Venkatakrishnan, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 19.15.1	Consents of Ernst & Young, independent registered public accounting firm

E-2

Exhibit Number	Description	Remarks
Exhibit 19.15.2	Consent of KPMG, independent registered public accounting firm

Exhibit 19.15.3	Consent of KPMG, independent registered public accounting firm

Exhibit 19.15.4	Consent of BDO Stoy Hayward LLP, independent registered public accounting firm

Exhibit 19.16	Report on MSHA violations in terms of the Dodd-Frank Act 2010

E-3