Form 20-F
period 2011-12-31
ANGLOGOLD ASHANTI LTD
filed 2012-04-23
CIK 1067428

As filed with the Securities and Exchange Commission on April 23, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2011

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

Ordinary Shares of 25 ZAR cents each	382,242,343
E Ordinary Shares of 25 ZAR cents each	2,582,962
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934.	Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing

requirements for the past 90 days.	Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was

required to submit and post such files).	Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

(Check one): Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐Other☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐ No ☒

PRESENTATION OF INFORMATION

AngloGold Ashanti Limited

In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold or AngloGold Ashanti, the company or the Company and the group, are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.

US GAAP financial statements

The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31, 2011, 2010 and 2009 and as at December 31, 2011 and 2010 have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

IFRS financial statements

As a company incorporated in the Republic of South Africa, AngloGold Ashanti also prepares annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). These financial statements (referred to as IFRS statements) are distributed to shareholders and are submitted to the JSE Limited (JSE), as well as the London, New York, Australian and Ghana stock exchanges and are furnished to the US Securities and Exchange Commission (SEC) on Form 6-K.

Currency

AngloGold Ashanti presents its consolidated financial statements in United States dollars.

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to € are to the lawful currency of the European Union, references to C$ or CAD are to the lawful currency of Canada, references to ARS and peso are to the lawful currency of Argentina, references to AUD and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, NAD and N$ are the lawful currency of Namibia, reference to Tsh is to the lawful currency of the United Republic of Tanzania and references to GHC, cedi or ¢ are to the lawful currency of Ghana.

See “Item 3A.: Selected financial data – Exchange rate information” for historical information regarding the US dollar/South African rand exchange rate. On April 16, 2012 the interbank US dollar/South African rand exchange rate as reported by OANDA Corporation was R7.90/$1.00.

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

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure, and the outcome and consequence of any potential or pending litigation or regulatory proceedings, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management and other factors as determined in “Item 3D.: Risk factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

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

Short ton: Used in imperial statistics. Equal to 2,000 pounds.

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

OANDA: An internet-based provider of forex trading and currency information services.

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

STRATE: The licensed Central Securities Depository (CSD) for the electronic settlement of financial instruments in South Africa.

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

Currencies

$, US$ or dollar	United States dollars
ARS	Argentinean peso
A$ or AUD	Australian dollars
BRL	Brazilian real
€ or Euro	European Euro
C$ or CAD	Canadian dollars
GHC, cedi or ¢	Ghanaian cedi
N$ or NAD	Namibian dollars
Tsh	Tanzanian Shillings
ZAR, R or rand	South African rands

Abbreviations

ADS	American Depositary Share
ADR	American Depositary Receipt
AIFR	All injury frequency rate
ASX	Australian Securities Exchange
Au	Contained gold
BBSY	Bank Bill Swap Bid Rate
bn	Billion
capex	Capital expenditure
CDI	Chess Depositary Interests
CLR	Carbon Leader Reef
Companies Act	South African Companies Act 71, of 2008
FIFR	Fatal injury frequency rate
G or g	Grams
g/t	Grams per tonne
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
GWh	Gigawatt hours
ISO 14001	International Organization for Standardization’s environmental management standard
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited (Johannesburg Stock Exchange)
King III	South African King Code on Corporate Governance, 2009
Kg or kg	Kilograms
Km or km	Kilometers
Lb/t	Pounds per tonne
LSE	London Stock Exchange
LIBOR	London Interbank Offer Rate
LOM	Life of mine
m2/TEC	Square meters per total employee costed
M or m	Meter or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NYSE	New York Stock Exchange
OHSAS	Occupational Health and Safety Advisory Services
Oz or oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves 2007 Edition
SEC	United States Securities and Exchange Commission
SOX	Sarbanes-Oxley Act of 2002
T or t	Tons (short) or tonnes (metric)
Tpa or tpa	Tonnes/tons per annum
US/USA/United States	United States of America
VCR	Ventersdorp Contact Reef

Note: Rounding of figures in this report may result in computational discrepancies.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.	SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended December 31, 2009, 2010 and 2011 and as at December 31, 2010 and 2011 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report. The selected financial information for the years ended December 31, 2007 and 2008 and as at December 31, 2007, 2008 and 2009 has been derived from the US GAAP financial statements not included in this annual report.

	Year ended December 31,
	2007 (1)	2008 (2)	2009	2010	2011
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated statement of income
Sales and other income	3,095	3,730	3,954	5,402	6,642
Product sales(3)	3,048	3,655	3,784	5,334	6,570
Interest, dividends and other	47	75	170	68	72
Costs and expenses	3,806	4,103	4,852	5,021	4,521
Operating costs(4)	2,167	2,452	2,543	3,112	3,555
Royalties	70	78	84	142	193
Depreciation, depletion and amortization	655	615	615	720	789
Impairment of assets	1	670	8	91	17
Interest expense	75	72	123	151	178
Accretion expense	20	22	17	22	28
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	10	(64)	10	(3)	(43)
Non-hedge derivative loss/(gain) and movement on bonds	808	258	1,452	786	(196)

(Loss)/income from continuing operations before income tax and equity income in associates	(711)	(373)	(898)	381	2,121

Taxation(expense)/benefit	(118)	(22)	33	(255)	(705)

Equity income/(loss) in associates	41	(149)	88	40	59

Net (loss)/income from continuing operations	(788)	(544)	(777)	166	1,475

Discontinued operations	2	23	-	-	-

Net (loss)/income	(786)	(521)	(777)	166	1,475

Less: Net income attributable to noncontrolling interests	(28)	(42)	(48)	(54)	(50)

Net (loss)/income - attributable to AngloGold Ashanti	(814)	(563)	(825)	112	1,425

Net (loss)/income - attributable to AngloGold Ashanti

(Loss)/income from continuing operations	(816)	(586)	(825)	112	1,425
Discontinued operations	2	23	-	-	-
	(814)	(563)	(825)	112	1,425

Basic (loss)/earnings per common share (in $)(5)
From continuing operations	(2.93)	(1.86)	(2.30)	0.30	3.71
Discontinued operations	0.01	0.07	-	-	-
	(2.92)	(1.79)	(2.30)	0.30	3.71
Net (loss)/income - attributable to AngloGold Ashanti common stockholders	(2.92)	(1.79)	(2.30)	0.30	3.71
Diluted (loss)/income per common share (in $)(5)
From continuing operations	(2.93)	(1.86)	(2.30)	0.30	3.17
Discontinued operations	0.01	0.07	-	-	-
	(2.92)	(1.79)	(2.30)	0.30	3.17
Net (loss)/income - attributable to common stockholders	(2.92)	(1.79)	(2.30)	0.30	3.71

Dividend per common share (cents)	44	13	13	18	34

	2007 (1)	2008 (2)	2009	2010	2011
	$	$	$	$	$
	(in millions, except share and per share amounts)

Consolidated balance sheet data (as at period end)

Cash and cash equivalents and restricted cash	514	585	1,112	585	1,147
Other current assets	1,599	2,328	1,646	1,412	1,484
Property, plant and equipment and acquired properties, net	6,807	5,579	6,285	6,762	6,902
Goodwill and other intangibles, net	591	152	180	197	213
Materials on the leach pad (long-term)	190	261	324	331	393
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	680	546	1,115	1,101	1,046

Total assets	10,381	9,451	10,662	10,388	11,185

Current liabilities	3,795	3,458	4,475	1,004	919
Provision for environmental rehabilitation	394	302	385	530	653
Deferred taxation liabilities	1,345	1,008	1,171	1,200	1,242
Other long-term liabilities, and derivatives	2,232	1,277	1,186	3,065	2,849
Equity (6)	2,615	3,406	3,445	4,589	5,522

Total liabilities and equity	10,381	9,451	10,662	10,388	11,185

Capital stock (exclusive of long-term debt and redeemable preferred stock)	10	12	12	13	13
Number of common shares as adjusted to reflect changes in capital stock	277,457,471	353,483,410	362,240,669	381,204,080	382,242,343
Net assets	2,615	3,406	3,445	4,589	5,522

(1)	Includes the acquisition of 15 percent minority interest acquired in the Iduapriem and Teberebie mine with effect from September 1, 2007.
(2)

2008 results included the acquisition of the remaining 33 percent shareholding in the Cripple Creek and Victor Gold Mining Company with effect from July 1, 2008. In prior years, the investment was consolidated as a subsidiary. The 2008 accounting treatment is therefore consistent with that of prior years.

(3)	Product sales represent revenue from the sale of gold.
(4)

Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.

(5)

The calculations of basic and diluted (loss)/earnings per common share are described in note 8 to the consolidated financial statements “Income/(loss) per common share”. Amounts reflected exclude E Ordinary shares.

(6)	Includes noncontrolling interests.

Annual dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. In respect of 2011, AngloGold Ashanti’s board of directors declared two dividends of 90 South African cents per ordinary share, one in August 2011 and the other in November 2011. A fourth quarter dividend of 200 South African cents per ordinary share was declared on February 14, 2012, with a record date of March 11, 2012 and a payment date of March 16, 2012.

Year ended December 31(1)	2007	2008	2009	2010	2011
South African cents per ordinary share
First quarter
Second quarter	90	50	60	65	90
Third quarter					90
Fourth quarter	53	50	70	80	200
Total	143	100	130	145	380

US cents per ordinary share(2)
First quarter
Second quarter	12.44	6.45	7.66	9.00	12.08
Third quarter					10.87
Fourth quarter	6.60	5.00	9.50	11.26	27.50
Total	19.04	11.45	17.16	20.26	50.45

(1)	During quarter three of 2011, the Company changed the frequency of dividend payments from half-yearly to quarterly.
(2)	Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

For further information on the company’s policy on dividend distributions, see “Item 8A: Consolidated statements and other financial information – Annual dividend”.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On April 16, 2012, the interbank rate between South African rands and US dollars as reported by OANDA Corporation was R7.90/$1.00.

Year ended December 31	High	Low	Year end	Average (1)
2007 (2)	7.49	6.45	6.81	7.03
2008 (2)	11.27	6.74	9.30	8.26
2009 (3)	10.70	7.21	7.41	8.44
2010 (3)	8.08	6.57	6.64	7.34
2011 (3)	8.60	6.49	8.14	7.27
2012 (4)	8.16	7.46	7.90	7.75

(1)	The average rate of exchange on the last business day of each month during the year.
(2)	Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.
(3)	Based on the interbank rate as reported by OANDA Corporation.
(4)	Through to April 16, 2012.

Exchange rate information for the months of (1)	High	Low
October 2011	8.35	7.65
November 2011	8.60	7.66
December 2011	8.46	7.95
January 2012	8.23	7.70
February 2012	7.88	7.47
March 2012	7.78	7.40
April 2012(2)	7.98	7.62

(1)	Based on the interbank rate as reported by OANDA Corporation.
(2)	Through to April 16, 2012.

3B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.	RISK FACTORS

This section describes many of the risks that could affect AngloGold Ashanti. There may however be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business, financial results and the price of its securities.

Risks related to AngloGold Ashanti’s results of operations and its financial condition as a result of factors that impact the gold mining industry generally.

Commodity market price fluctuations could adversely affect the profitability of operations.

AngloGold Ashanti’s revenues are primarily derived from the sale of gold and, to a lesser extent uranium, silver and sulfuric acid. The company’s current policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond the company’s control. For example, the market price of gold may change for a variety of reasons, including:

•	speculative positions taken by investors or traders in gold;
•	monetary policies announced or implemented by central banks, including the US Federal Reserve;
•	changes in the demand for gold as an investment or as a result of leasing arrangements;
•	changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;
•	changes in the supply of gold from production, divestment, scrap and hedging;
•	financial market expectations regarding the rate of inflation;
•	strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;
•	changes in interest rates;
•	actual or anticipated sales or purchases of gold by central banks and the International Monetary Fund;
•	gold hedging and de-hedging by gold producers;
•	global or regional political or economic events; and
•	the cost of gold production in major gold producing countries.

The market price of gold has been and continues to be significantly volatile. During 2011, the gold price traded from a low of $1,313 per ounce to a high of $1,900 per ounce. On December 30, 2011, the closing price was $1,563 per ounce. The price of gold is often subject to sharp, short-term changes as a result of speculative activities. For example, in early March 2012, the price of gold dropped by almost $100 per ounce in one day. While the overall supply of and demand for gold can affect its market price, the considerable size of historical mined stocks of the metal means that these factors typically do not affect the gold price in the same manner or degree as for other commodities. In addition, the shift in demand from physical gold to investment and speculative demand may exacerbate the volatility of the gold price.

In 2011, price volatility dampened demand in the key jewellery markets of India and China, which both experienced mixed fortunes during the year. In the fourth quarter of 2011 and into 2012, gold appeared to trade as a risk asset, experiencing selling pressure in times of heightened turmoil, rather than as the safe haven asset it is generally deemed to be.

A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects, or the continuing of existing operations, or to make other long-term strategic decisions. The use of lower gold prices in reserve calculations and life-of-mine plans could result in material write-downs of the company’s investment in mining properties and increased amortization, reclamation and closure charges.

The spot price of uranium has been significantly volatile in past years. During 2011, the price varied between a low of about $47 per pound and a high of $72 per pound. Uranium prices can be affected by several factors, including demand for nuclear reactors, uranium production shortfalls and restocking by utilities. Events like those surrounding the earthquake and tsunami that occurred in Japan in 2011 can also have a material impact on the price of and demand for uranium.

The price of silver has also experienced significant fluctuations. From a low of $26 per ounce in January 2011, the price rose steadily to reach a high of $49 per ounce in April 2011. By December 2011, the price had dropped to around $28 per ounce again. Factors affecting the price of silver include investor demand, physical demand for silver bars, industrial and retail off take, and silver coin minting.

If revenue from sales of gold, uranium, silver and sulfuric acid falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to change its dividend payment policies and curtail or suspend some or all of its exploration capital projects and existing operations. Declining commodities prices may also force a reassessment of the feasibility of a particular project, which could cause substantial delays or interrupt operations until the reassessment can be completed.

Foreign exchange fluctuations could have a material adverse effect on operational results and financial condition.

Gold is principally a dollar-priced commodity and most of the company’s revenues are realized in, or linked to, dollars while production costs are largely incurred in the local currency where the relevant operation is located. Given the company’s global operations and local foreign exchange regulations, some of its funds are held in local currencies, such as the South African rand, Ghanaian cedi, Brazilian real, Argentinean peso and the Australian dollar. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies, yields lower production costs in dollar terms.

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results. For example, a 1 percent strengthening of either the South African rand, Brazilian real, the Argentinean peso and the Australian dollar against the US dollar will, other factors remaining equal, result in an increase in total cash costs under IFRS of around $5 per ounce or approximately 1 percent of the company’s total cash costs. The impact on cash costs determined under US GAAP may be different.

The profitability of operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and capital expenditure of any mining company.

AngloGold Ashanti has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

The price of oil has recently been volatile, fluctuating between $94 and $122 per barrel of Brent crude in 2011. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.70 per ounce with the cash costs of certain of the company’s mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which, being more dependent on fuel, are more sensitive to changes in the price of oil.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. For example, the price of flat hot rolled coil (North American Domestic FOB) steel traded between $635 per tonne and $875 per tonne in 2011.

Fluctuations in oil and steel prices have a significant impact on operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

Energy cost increases and power fluctuations and stoppages could adversely impact the company’s results of operations and its financial condition.

Increasing global demand for energy, concerns about nuclear power, and the limited growth of new supply are impacting the price and supply of energy. The transition of emerging markets to higher energy consumption, carbon taxation as well as unrest and potential conflict in the Middle East could result in constrained supply and sharply escalating oil and energy prices.

AngloGold Ashanti’s mining operations are substantially dependent upon electrical power generated by local utilities or by power plants situated at some of its operations. The unreliability of these local sources of power can have a material effect on the company’s operations, as large amounts of power are required for exploration, development, extraction, processing and other mining activities on the company’s properties.

In South Africa, the company’s operations are dependent on electricity supplied by one national power generation company, Eskom the state-owned utility. Electricity is used for most business and safety-critical operations that include cooling, hoisting and dewatering. Loss of power could therefore impact production, employee safety and prolonged outages could lead to flooding of workings and ore sterilization. In 2008, Eskom warned it could no longer guarantee the availability of electricity to the South African mining industry. A warning of the ‘very high’ risk of blackouts was re-issued at the start of 2011. While a national energy conservation program is in place, Eskom cannot guarantee that there will be no power interruptions. In 2008, AngloGold Ashanti and other mining companies operating in South Africa were forced to temporarily suspend mining operations at their mines, after which the company implemented various initiatives at its South African mines to reduce electricity consumption while operating at full capacity. AngloGold Ashanti cannot offer assurance that the power supply to its South African operations will not be curtailed or interrupted again.

Eskom and the National Energy Regulator of South Africa (NERSA) recognize the need to increase electricity supply capacity and a series of tariff increases and proposals have been enacted to assist in the funding of this expansion. In 2010, NERSA approved an annual increase of 24.8 percent for 2010, 25.8 percent for 2011 and 25.9 percent for 2012 and is now reportedly considering requesting another two similar increases, one each in 2013 and 2014. As energy represents a large proportion of the company’s operating costs in South Africa, these increases have an adverse impact on the cash costs of its South African operations.

The company has also identified a risk of energy shortages in Argentina and the DRC. Furthermore, the company’s operations in Ghana depend on hydroelectric power supplied by the state-controlled Volta River Authority (VRA), which is supplemented by thermal power from the Takoradi plant and a smaller unit at Tema. During periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam, the VRA’s primary generation source, may be curtailed as occurred in 1998, 2006 and the first half of 2007. During periods of limited electricity availability, the grid is subject to disturbances and voltage fluctuations which can damage equipment. In the past, the VRA has obtained power from neighboring Côte d’Ivoire, which has intermittently experienced political instability and civil unrest. AngloGold Ashanti negotiates rates directly with the VRA and there can be no assurance that the VRA will agree to a satisfactory rate during future rounds of negotiations.

The company’s mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel are delivered by road. Power supplies have been disrupted in the past, resulting in production losses due to equipment failure.

Increased energy prices could negatively impact operating costs and cash flow of AngloGold Ashanti’s operations.

Global economic conditions could adversely affect the profitability of operations.

AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. The global financial markets have recently experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries. In addition, some economists, observers and market participants have expressed concern regarding the sustainability of the European Monetary Union and its common currency, the euro, in their current form. These conditions and other disruptions to international credit markets and financial systems have caused a loss of investor confidence and resulted in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Despite the aggressive measures taken by governments and central banks thus far, economic recovery has been extremely slow. A significant risk remains that these measures may not prevent the global economy from falling back into an even deeper and longer lasting recession or even a depression.

A global economic downturn may have follow-on effects on AngloGold Ashanti’s business that include inflationary cost pressures and commodity market fluctuations.

Other effects could, for example, include:

•	the insolvency of key suppliers or contractors which could result in contractual breaches and in a supply chain breakdown;
•	the insolvency of our joint venture partners which could result in contractual breaches and disruptions at the operations of our joint ventures;
•

other income and expense which could vary materially from expectations, depending on gains or losses realized on the sale or exchange of financial instruments, and impairment charges may be incurred with respect to our investments;

•	AngloGold Ashanti’s defined benefit pension fund may not achieve expected returns on its investments, which could require the company to make substantial cash payments to fund any resulting deficits;
•	a reduction in the availability of credit which may make it more difficult for the company to obtain financing for its operations and capital expenditures or make that financing more costly; and
•	exposure to the liquidity and insolvency risks of the company’s lenders and customers which could negatively affect AngloGold Ashanti’s financial condition and operational results.

Uncertainty regarding global economic conditions may increase volatility or negatively impact the market value of the company’s securities.

Inflation may have a material adverse effect on results of operations.

General inflationary pressures affecting the mining industry and accelerating inflation across South American jurisdictions resulted in significant cost pressure during 2011. In Argentina, in particular, rising inflation resulted in higher labor costs and consumables costs in 2011, which could adversely affect procurement and recruitment activities as well as labor relations in 2012.

Most of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods.

It is possible that significantly higher future inflation in the countries in which the company operates may result in an increase in operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon the company’s results of operations and its financial condition. Significantly higher and sustained inflation, with a consequent increase in operational costs, could result in the rationalization of higher cost mines or projects.

Mining companies face many risks related to the development of mining projects that may adversely affect the company’s results of operations and profitability.

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

AngloGold Ashanti’s decision to develop a mineral property is typically based on the results of a feasibility study, which estimates anticipated economic returns from the project. These estimates are based on assumptions regarding:

•	future prices of gold, uranium, silver and other metals;
•	future currency exchange rates;
•	tonnage, grades and metallurgical characteristics of ore to be mined and processed;
•	anticipated recovery rates of gold, uranium, silver and other metals extracted from the ore;
•	anticipated capital expenditure and cash operating costs; and
•	required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are to a significant extent driven by the cost of commodity inputs consumed in mining, including fuel, chemical reagents, explosives, tires and steel, and also by credits from by-products, such as silver and uranium. They could also fluctuate considerably as a result of changes in the prices of mining equipment used in the construction and operation of mining projects.

There are a number of uncertainties inherent in the development and construction of a new mine or the extension to an existing mine. In addition to those discussed above, these uncertainties include the:

•	timing and cost of construction of mining and processing facilities, which can be considerable;
•	availability and cost of mining and processing equipment;
•	availability and cost of skilled labor, power, water and transportation;
•	availability and cost of appropriate smelting and refining arrangements;
•	requirement and time needed to obtain the necessary environmental and other governmental permits; and
•	availability of funds to finance construction and development activities.

The remote location of many mining properties, permitting requirements and/or delays, third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction. New mining operations could experience unexpected problems and delays during the development, construction, commissioning and commencement of production. For example, a number of targets for greenfield exploration were missed in 2010, especially those relating to resource drilling and prefeasibility studies at La Colosa and Gramalote in Colombia and at Central Mongbwalu in the DRC. The total number of meters drilled in Colombia was significantly lower than expected due to delays in the approval of the necessary environmental (water use) and access permits. Contractual and legal issues delayed the start of regional exploration drilling on the Kilo joint venture in the DRC until the fourth quarter of 2010.

Accordingly, AngloGold Ashanti’s future development activities may not result in the expansion or replacement of current production, or one or more new production sites or facilities may be less profitable than anticipated or may be loss-making. The company’s operating results and financial condition are directly related to the success of its project developments. A failure in the company’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively impact its results of operations, as well as its financial condition and prospects.

Mining companies face uncertainty and risks in exploration, feasibility studies and other project evaluation activities.

AngloGold Ashanti must continually replace Ore Reserve depleted by mining and production to maintain or increase gold production levels in the long-term. This is undertaken by exploration activities that are speculative in nature. The ability of the company to sustain or increase present levels of gold production depends in part on the success of its projects.

Feasibility studies and other project evaluation activities necessary to determine the current or future viability of a mining operation are often unproductive. Such activities often require substantial expenditure on exploration drilling to establish the presence, extent and grade (metal content) of mineralized material. AngloGold Ashanti undertakes feasibility studies to estimate the technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes. These activities are undertaken to estimate the Ore Reserve.

Once mineralization is discovered it may take several years to determine whether an adequate Ore Reserve exists, during which time the economic feasibility of the project may change due to fluctuations in factors that affect both revenue and costs, including:

•	future prices of metals and other commodities;
•	future foreign currency exchange rates;
•	the required return on investment as based on the cost and availability of capital; and
•	applicable regulatory requirements, including environmental, health and safety matters.

Feasibility studies also include activities to estimate the anticipated:

•	tonnages, grades and metallurgical characteristics of the ore to be mined and processed;
•	recovery rates of gold, uranium and other metals from the ore; and
•	capital expenditure and cash operating costs.

These estimates depend on assumptions made on available data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates and impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortization rates, asset-carrying amounts, provisions for closedown, restoration and environmental cleanup costs.

AngloGold Ashanti undertakes annual revisions to its Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology, model revisions and fluctuations in production, economic assumptions and operating and other costs. These factors may result in reductions in Ore Reserve estimates, which could adversely affect life-of-mine plans and consequently the total value of the company’s mining asset base. Ore Reserve restatements could negatively affect the company’s results of operations, as well as its financial condition and prospects.

The increased demand for gold and other commodities, combined with a declining rate of discovery of new gold Ore Reserve in recent years, has resulted in the accelerated depletion of the existing Ore Reserve across the global gold sector. AngloGold Ashanti therefore faces intense competition for the acquisition of attractive mining properties. From time to time, the company evaluates the acquisition of an Ore Reserve, development properties or operating mines, either as stand-alone assets or as part of companies. AngloGold Ashanti’s decision to acquire these properties has been based on a variety of factors including historical operating results, estimates and assumptions regarding the extent of the Ore Reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the Ore Reserve.

As a result of these uncertainties, exploration and acquisitions by the company may not result in the expansion or replacement of current production or the maintenance of its existing Ore Reserve net of production or an increase in Ore Reserve. AngloGold Ashanti’s results of operations and its financial condition are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase the existing Ore Reserve. If the company is not able to maintain or increase its Ore Reserve, its results of operations as well as its financial condition and prospects could be adversely affected.

Mining companies face many risks related to their operations that may adversely impact cash flows and overall profitability.

Gold mining is susceptible to events that may adversely impact a mining company’s ability to produce gold and meet production and cost targets. These events include, but are not limited to:

•

environmental, as well as health and safety hazards, including dust generation, discharge of metals, pollutants, radioactivity or hazardous chemicals; industrial accidents or accidents during transportation;

•	ground and surface water pollution;
•	social or community disputes or interventions;
•	security incidents;
•	surface or underground fires or explosions;
•	electrocution;
•	falls from heights and accidents relating to mobile machinery, including shaft conveyances and elevators, drilling blasting and mining operations;
•	labor force disputes and disruptions;
•	loss of information integrity or data;
•	activities of illegal or artisanal miners;
•	material and equipment availability;
•	mechanical failure or breakdowns and ageing infrastructure;
•	failure of unproven or evolving technologies;
•	energy and electrical power supply interruptions or rationing;
•	unusual or unexpected geological formations, ground conditions, including lack of mineable face length, and ore-pass blockages;
•	water ingress and flooding;
•	process water shortages;
•	metallurgical conditions and gold recovery;
•	unexpected decline of ore grade;
•	unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
•	fall-of-ground accidents in underground operations;
•	cave-ins, sinkholes, subsidence, rock falls, rock bursts, or landslides;
•	failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles and tailings dam walls;
•	legal and regulatory restrictions and changes to such restrictions;
•	safety-related stoppages;
•	gold bullion theft;

•	corruption, fraud and theft;
•	seismic activity; and
•	other natural phenomena, such as floods, droughts or weather conditions, potentially exacerbated by climate change.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite modifications to mine layouts and support technology, as well as other technological improvements employed with a view to minimizing the incidence and impact of seismic activity, seismic events have caused death and injury to employees and contractors and may do so again in future.

Seismic activity may also cause the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities at operations where seismic activity may be a factor. As a result, these events may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, in early 2011, mining of the Ventersdorp Contact Reef shaft pillar at TauTona was suspended following a significant seismic event. New equipment had to be purchased and the shutdown contributed to the decline in the operational output of the mine as compared to the previous year.

In the past, floods have also disrupted the operations of some of our mines. For example, unprecedented heavy rains in February and March 2011 in Australia flooded the Sunrise Dam Gold Mine and forced a temporary shutdown of operations. The flood event impacted underground production for approximately four months and open pit production for approximately six months. Full costs were incurred despite the shutdown, as the mining contractors worked on remedial activities to repair damage and rehabilitate flooded areas. The considerable remedial work required adversely impacted cash costs per ounce and the impact of the flood event and the pit wall failure together significantly reduced planned production at the plant.

Water scarcity has been identified as a significant risk at AngloGold Ashanti’s US operation. Production at the Cripple Creek & Victor Gold Mining Company’s Cresson Project continued to be affected by a severe drought in 2011. The lack of water reduced percolation through the heap-leach pad, which curtailed production and productivity.

Mining companies’ operations are vulnerable to infrastructure constraints.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to our business operations and affect capital and operating costs.

Interferences in the maintenance or provision of infrastructure, including unusual weather phenomena, sabotage and social unrest, could impede the company’s ability to deliver its products on time and adversely affect AngloGold Ashanti’s business, financial condition and results of operations.

Establishing infrastructure for the company’s development projects requires significant resources, identification of adequate sources of raw materials and supplies, and necessary co-operation from national and regional governments, none of which can be assured.

AngloGold Ashanti has operations or potential development projects in countries where government-provided infrastructure may be inadequate and regulatory regimes for access to infrastructure may be uncertain, which could adversely impact the efficient operation and expansion of our business. There is no guarantee that AngloGold Ashanti will secure and maintain access to adequate infrastructure in the future, nor that it can do so on reasonable terms.

We face strong competition from our peers.

The mining industry is competitive in all of its phases. AngloGold Ashanti competes with other mining companies and individuals for specialized equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets. These competitors may have greater financial resources, operational experience and technical capabilities than AngloGold Ashanti. Competition may increase AngloGold Ashanti’s cost of acquiring suitable claims, properties and assets, should they become available to the company.

Mining companies are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending on which jurisdiction they are in. These laws and regulations are designed to protect and improve the safety and health of employees. AngloGold Ashanti is also in the process of implementing an enhanced safety program, including improved incident investigation and reporting systems, which could result in significant additional costs for the company.

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

In some of the jurisdictions in which we operate, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, in particular, so-called Section 54 safety stoppages have become a significant issue. In 2011, the Inspector of Mines ordered the shutdown of entire mines in cases of relatively minor violations, which had a material impact on production at these mines. In particular, the Inspector issued Kopanang 11 Section 54 directives during the year. Each directive resulted in Kopanang suspending operations either fully or partially in order to comply with the inspector’s recommendations on safety. A working group comprising the inspectorate, the mining industry and organized labor has been formed to address the trend of increasing safety stoppages.

AngloGold Ashanti’s reputation as a responsible company and employer could be damaged by any significant governmental investigation or enforcement of health and safety standards. Any of these factors could have a material adverse effect on the company’s results of operations and financial condition.

Mining companies are increasingly required to consider and take steps to develop in a sustainable manner, and to provide benefits to the communities and countries in which they operate. Failure to consider such requirements can result in legal suits, additional operational costs, adverse reactions by investors and otherwise adversely impact mining companies’ financial condition and social license to operate.

As a result of public concern about the perceived ill effects of economic globalization, businesses in general and large multinational mining corporations such as AngloGold Ashanti in particular face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that while they seek a satisfactory return on investment for shareholders, human rights are respected and other social partners, including employees, host communities and more broadly the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have, or have, a high impact on their social and physical environment. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit may result in additional operating costs, reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor withdrawal.

Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and other infrastructure. As the impacts of water pollution or shortage, in particular, may be immediate and directly adverse to those communities, poor management of either the supply or the quality of water can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for company operations. For example, opposition to mining activity in the Tolima province of Colombia, which hosts the La Colosa deposit, has centered on the perception that large-scale mining activity will have a detrimental impact on the region’s river systems. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying mining plans and operations, or by relocating the affected people to an agreed location. Responsive measures may also include agreed levels of compensation for any adverse impact ongoing mining operations may continue to have upon the community.

In addition, as AngloGold Ashanti has a long history of mining operations in certain regions, issues may arise regarding historical as well as potential future environmental impacts to those areas. For example, certain parties, including NGOs, community groups and institutional investors, have raised concerns about surface and groundwater quality, among other issues, in the area surrounding the company’s Obuasi and Iduapriem mines in Ghana, including potential impacts to local rivers and wells used for water from heavy metals, arsenic and cyanide as well as sediment and mine rock waste. Following temporary shutdowns at both mines in 2010, the company has made improvements in effluent quality management and constructed new tailings impoundments to reduce the risk of incidents that have the potential to degrade local water sources. AngloGold Ashanti is continuing to investigate allegations of impacts by the company’s operations on water quality in mining areas and to consider, as appropriate, potential additional responsive actions such as remediation, engineering and operational changes at the mine sites and community outreach programs.

Disputes with surrounding communities may also affect mining operations by the restriction of access to supplies and of the workforce to mining operations. The mines’ access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. In some cases, AngloGold Ashanti has had difficulty gaining access to new land because of perceived poor community compensation practices. For example, compensation remains a significant area of concern in Siguiri in Guinea. In 2011, a violent community protest interrupted operations for three days, which contributed to the project’s decline in production as compared to 2010. Delays in projects attributable to a lack of community support can translate directly into a decrease in the value of a project or into an inability to bring the project to production.

The cost of measures and other issues relating to the sustainable development of mining operations could place significant demands on personnel resources, could increase capital and operating costs and could have an adverse impact upon AngloGold Ashanti’s reputation, results of operations and financial condition.

Mining companies are subject to extensive environmental laws and regulations.

Mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on a producer’s ability to conduct its operations and govern, among other things, extraction, use and conservation of water resources; air emissions (including dust control) and water treatment and discharge; regulatory and community reporting; clean-up of contamination; worker safety and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as acids, radioactive materials, and mine tailings.

The cost of compliance with environmental laws and regulations is expected to continue to be significant to AngloGold Ashanti. AngloGold Ashanti could incur fines, penalties and other sanctions, clean-up costs, and third-party claims for personal injury or property damages; suffer reputational damage; and be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations or liabilities under environmental laws and regulations. In addition, unknown environmental hazards may exist on the company’s properties which may have been caused by previous owners or by existing operators.

For example, in 2010 AngloGold Ashanti’s Obuasi mine in Ghana suspended gold processing operations for five days to implement a revised water management strategy aimed at reducing contaminants contained in its discharge. Furthermore, following a temporary suspension of operations at the Iduapriem mine, the company with the approval of the Ghana Environmental Protection Agency constructed an interim tailings storage facility for tailings deposition for a year while the greenfields tailings storage facility was being constructed. In addition, the company is currently investigating allegations of impacts on water quality in the area of these mines.

Failure to comply with applicable environmental laws and regulations may also result in the suspension or revocation of permits. AngloGold Ashanti’s ability to obtain and maintain permits and to successfully operate in particular communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities.

For example, in Colombia various plaintiffs, including associations that represent local communities, have brought legal proceedings against AngloGold Ashanti Colombia S.A. (AGAC) alleging that AGAC has violated applicable environmental laws in connection with the La Colosa project. If the plaintiffs were to prevail, AGAC’s three core concession contracts relating to the La Colosa project may be canceled, the company would be required to abandon the La Colosa project and all other existing mining concession contracts and pending proposals for new mining concession contracts of AGAC, but not also those of other companies of the AngloGold Ashanti group operating in Colombia, would also be canceled. In addition, AGAC would be banned from doing business with the Colombian government for a period of five years. See “Item 8A.: Consolidated statements and other financial information – Legal proceedings“.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. Changes to AngloGold Ashanti’s environmental compliance obligations or operating practices could adversely affect the company’s rate of production and revenue. Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended or permanently closed, and could increase AngloGold Ashanti’s expenses and provisions. These expenses and provisions could adversely affect the company’s results of operations and its financial condition.

For example, the use of sodium cyanide in metallurgical processing is under increasing environmental scrutiny and is prohibited in certain jurisdictions. As there are few, if any, effective substitutes in extracting gold from the ore, any ban or material restrictions on the use of sodium cyanide in mining operations in the jurisdictions where AngloGold Ashanti conducts its operations could adversely affect the company’s results of operations and its financial condition. In addition, leaks or discharges of sodium cyanide or other hazardous materials could result in clean-up liabilities that may not be covered by insurance.

AngloGold Ashanti’s operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits that govern usage and require, among other things, that mining operations maintain certain water quality upon discharge. Water quality and usage are areas of concern globally, but are particularly significant for operations in Ghana and South Africa, and for exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure to secure access to suitable water supplies, or achieve and maintain compliance with the requirements of the permits or licenses could result in curtailment or halting of production at the affected operation. Incidents of water pollution or shortage can, in extreme cases, lead to community protest and ultimately to the withdrawal of community and government support for the company’s operations.

Mining and mineral processing operations generate waste rock and tailings. The impact of a breach, leak or other failure of a tailings storage facility can be significant. An incident at AngloGold Ashanti’s operations could lead to, among others, obligations to remediate environmental contamination and claims for property damage and personal injury. Incidents at other companies’ operations could result in governments tightening regulatory requirements and restricting mining activities.

In addition, mining companies are required by law to close their operations at the end of the mine life and rehabilitate the lands mined. Estimates of total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on life-of-mine profiles, changing inflation and discount rate assumptions, changing designs of tailing storage facilities and current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse impact on AngloGold Ashanti’s financial condition.

Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information. Estimates may, however, be insufficient and further costs may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company’s asset values, earnings and cash flows.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (GHGs) are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases power. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord and the Durban Platform, are in various phases of discussion or implementation in the countries in which the company operates. In particular, the Durban Platform commits all parties to the conference to develop a global mitigation regime which could take effect in 2020, with the specific terms of that legally binding accord, including individual targets, to be finalized by 2015. These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the company. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. For example, Australia has passed legislation that will implement a carbon trading scheme commencing in July 2012. Other countries, including South Africa, Brazil and the United States, have passed or are considering GHG trading or tax schemes, and/or other regulation of GHG emissions, though the precise impact on AngloGold Ashanti’s operations cannot yet be determined.

In addition, AngloGold Ashanti’s operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage the company’s property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the company’s workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.

Compliance with emerging ‘conflict minerals’ legislation could result in significant costs.

There is increasing legislation and initiatives relating to ‘conflict’ and ‘responsible’ gold that include the: US Dodd-Frank Act; World Gold Council Conflict Free Gold Standard; Organization for Economic Cooperation and Development Due Diligence Guidelines for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas; and London Bullion Market Association Responsible Gold Guidance. This may result in the increased cost of demonstrating compliance and difficulties in the sale of gold emanating from certain areas, such as the Democratic Republic of the Congo (DRC) and its neighbors. The complexities of the gold supply chain, especially as they relate to ‘scrap’ or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold, and as a result of uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a ‘conflict mineral’ would be too burdensome for the company’s customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on AngloGold Ashanti’s financial results.

Mining operations and projects are vulnerable to supply chain disruption with the result that operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

AngloGold Ashanti’s operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, mining equipment and metallurgical plant. Import restrictions, such as those introduced by the Argentine government in 2011, can also delay the delivery of parts and equipment. In the past, the company and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. AngloGold Ashanti has also experienced increased delivery times for these items. Shortages have resulted in unanticipated price increases and production delays and shortfalls, resulting in a rise in both operating costs and in the capital expenditure necessary to maintain and develop mining operations.

Individually, AngloGold Ashanti and other gold mining companies have limited influence over manufacturers and suppliers of these items. In certain cases there are a limited number of suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the company. The company could at times face limited supply or increased lead time in the delivery of such items. For example, poor availability of drill rigs, heavy machinery and fleet equipment hampered underground drilling and overall operational performance at the Serra Grande mine in Brazil in 2011. In addition, the unreliability of oxygen and lime supply similarly affected production at the Vaal River and West Wits Surface Operations in South Africa throughout the year.

The company’s procurement policy is to source mining and processing equipment and consumables from suppliers that meet its corporate values and ethical standards although risk remains around the management of ethical supply chains. In certain locations, where a limited number of suppliers meet these standards, further strain is placed on the supply chain, thereby increasing the cost of supply and delivery times.

Furthermore, supply chains and rates can be impacted by natural disasters and other phenomena, such as earthquakes, weather patterns and climate change. For example, the 2011 earthquake and tsunami in Japan has had a limited knock-on effect on the supply of equipment, lead times and costs of certain supplies. If AngloGold Ashanti experiences shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment or processing plant, the company might have to suspend some of its operations and its results of operations and financial condition could be adversely impacted.

Diversity in interpretation and application of accounting literature in the mining industry may impact reported financial results.

The mining industry has limited industry-specific accounting literature. As a result, there is diverse interpretation and application of accounting literature on mining specific issues. AngloGold Ashanti, for example, capitalizes drilling and costs related to defining and delineating a residual mineral deposit that has not been classified as a Proven and Probable Reserve at a development project or production stage mine. Some companies, however, expense such costs.

As and when this diverse interpretation and application is addressed, the company’s reported results could be adversely impacted should the adopted interpretation differ from the position it currently follows.

A breach or breaches in governance processes, or fraud, bribery and corruption may lead to regulatory penalties, loss of licenses or permits, and loss of reputation.

Since AngloGold Ashanti operates globally in multiple jurisdictions and with numerous and complex frameworks, its governance and compliance processes may not prevent potential breaches of law, accounting or other governance practices. AngloGold Ashanti’s Code of Business Principles and Ethics, among other standards and guidance may not prevent instances of fraudulent behavior and dishonesty, nor guarantee compliance with legal and regulatory requirements. Such a breach or breaches may lead to regulatory fines, litigation, and loss of operating licenses or permits, and may damage the company’s reputation.

Breaches in information technology security and governance process may adversely impact business activities.

AngloGold Ashanti maintains global information technology and communication networks and applications to support its business activities. Information technology security processes may not prevent future malicious actions or fraud, resulting in corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption. Material system breaches and failures could result in significant interruptions that could in turn affect AngloGold Ashanti’s operating results and reputation.

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

AngloGold Ashanti removed the last of its gold hedging instruments in October 2010 to provide greater participation in a rising gold price environment. As a result, AngloGold Ashanti no longer has any protection against declines in the market price of gold compared with previous years.

A sustained decline in the price of gold could adversely impact the company’s operating results and its financial condition.

AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of its mining rights.

AngloGold Ashanti’s right to own and exploit Mineral Reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of the company’s Mineral Reserves and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exploitation of these rights.

In all of the countries in which AngloGold Ashanti operates, the formulation or implementation of government policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and in extreme cases, nationalization, expropriation or nullification of existing concessions, licenses, permits, agreements and contracts.

For example, the Guinean government has announced in media reports that it will seek to increase its equity interest in mines and there is a call for debate on nationalization and increased state ownership in South Africa. Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. For more details on the risks surrounding ownership of mining assets, see the section entitled “Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge”.

If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorizations or agreements to prospect or mine or to implement planned projects, or continue its operations under conditions, or comply with all laws, regulations or requirements, or within time-frames that make such plans and operations economically viable, or if the laws impacting the company’s ownership of its mineral rights, or the right to prospect or mine change materially, or should governments increase their ownership in the mines or nationalize them, AngloGold Ashanti’s results of operations and its financial condition could be adversely affected.

In South Africa, mining rights are linked to meeting various obligations that include the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, referred to as the Mining Charter. The Mining Charter was amended in 2010 (the Revised Charter). Compliance with the Revised Charter, measured using a designated scorecard, requires that every mining company achieve 26 percent ownership by historically disadvantaged South Africans (HDSAs) of its South African mining assets by May 2014, and achieve targeted levels of participation by HDSAs in various other aspects of management. The company will incur expenses in giving further effect to the Revised Charter and the scorecard.

The outcome of the review of the Mining Charter five years after promulgation was made public in September 2010. While compliant with ownership targets to be achieved by May 2014, AngloGold Ashanti must make further progress to achieve future targets, including further participation by HDSAs in various aspects of management, the upgrade of housing and accommodation at the company’s mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development, certain of which are also included under the Code of Good Practice for the Minerals Industry and Housing and Living Conditions Standard, as defined and discussed below and which targets must also be achieved by May 2014.

As required by the South African Mineral and Petroleum Resources Development Act (MPRDA), the Minister of Mineral Resources published a Code of Good Practice for the Minerals Industry (Code) and the Housing and Living Conditions Standard (Standard) in April 2009. The Code was developed to create principles to facilitate effective implementation of minerals and mining legislation and enhance implementation of the Mining Charter applicable to the mining industry. The Standard aims to include the provision of housing as an integral part of infrastructure during the development of a mine. Both the Code and the Standard provide that non-compliance equates to non-compliance with the MPRDA. It is unclear whether non-compliance with the Code or the Standard would lead to the cancellation or suspension of a mining right. Subsequent to the publication of the Code and the Standard, representatives of the Department of Mineral Resources, organized labor and the South African mining industry have engaged in discussions in an effort to address the concerns of the mining industry and to possibly amend the Code and the Standard. Furthermore, discussions related to the Code and Standard have become related to the review of the Mining Charter. It is anticipated that the contents of the Code and Standard will ultimately be amended to bring them in line with the Revised Charter. Details of the final Code and Standard are currently uncertain.

AngloGold Ashanti’s mining rights in South Africa can be suspended or cancelled by the Minister of Mineral Resources and AngloGold Ashanti may be unable to obtain any new mining rights if the company breaches its obligations in complying with the MPRDA or the Revised Charter.

Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge.

AngloGold Ashanti has operations in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. Certain of the company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may have an impact on AngloGold Ashanti’s ability to develop or operate its mining interests. For example, in Australia, the Native Title Act (1993) provides for the establishment and recognition of native title under certain circumstances. In South Africa, the Extension of Security of Tenure Act (1997) and the Restitution of Land Rights Act (1994) provide for various landholding rights. Such legislation is complex, difficult to predict and outside of the company’s control, and could therefore negatively affect the business results of new or existing projects. Where consultation with stakeholders is statutorily or otherwise mandated, there can be no assurance that relations will remain amicable, and disputes may lead to reduced access to properties or delays in operations.

Title to the company’s properties, particularly undeveloped ones, may also be defective or subject to challenge. Title insurance generally is not available, and title review does not necessarily preclude third parties from contesting ownership. Where surveys have not been conducted, the precise area and location of the company’s claims may be in doubt. Accordingly, AngloGold Ashanti’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.

AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy and projects, and its strategy may not result in the anticipated benefits.

The successful implementation of the company’s business strategy and projects depends upon many factors, including those outside its control. For example: the successful management of costs will depend on prevailing market prices for input costs; the ability to grow the business will depend on the successful implementation of the company’s existing and proposed project development initiatives and continued exploration success, as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors.

AngloGold Ashanti may prove unable to deliver on production targets, including in potentially critical areas, such as the Obuasi turnaround plan in Ghana, as well as on key capital project execution, including at the Tropicana project in Australia and with regard to the implementation of the company’s new Enterprise Resource Planning (ERP) system. For more details on the risks surrounding the ERP implementation, see the section entitled “The implementation of an integrated Enterprise Resource Planning (ERP) system could have an adverse effect on AngloGold Ashanti’s operational results and its financial condition.”

AngloGold Ashanti cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of its business strategy, or that the strategy and projects will result in the anticipated benefits.

Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the company to new geographic, political, social, operating, financial and geological risks.

AngloGold Ashanti may pursue the acquisition of producing, development and advanced stage exploration properties and companies. Any such acquisition may change the scale of the company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. For example: there may be a significant change in commodity prices after the company has committed to complete the transaction and established the purchase price or share exchange ratio; a material orebody may prove below expectations; AngloGold Ashanti may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls; the integration may disrupt the company’s on-going business and its relationships with employees, suppliers and contractors; the acquisition may divert management’s attention from AngloGold Ashanti’s day-to-day business; and the acquired business may have undetected liabilities which may be significant. Furthermore, we operate and acquire businesses in different countries, with different regulatory and operating cultures, which may exacerbate the risks described above.

In the event that the company chooses to raise debt capital to finance any such acquisition, the company’s leverage will be increased. Should the company choose to use equity as consideration for an acquisition, existing shareholders may suffer dilution. Alternatively, the company may choose to finance any acquisition with its existing resources, which could decrease its ability to fund future capital expenditures.

There can be no assurance that the company would be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Failure to implement our acquisition strategy or to integrate acquired businesses successfully could have material adverse effects on the company’s growth and business results.

Ageing infrastructure at some of AngloGold Ashanti’s operations could adversely impact its business.

Deep level gold mining shafts are usually designed with a lifespan of 25 to 30 years. Vertical shafts consist of large quantities of infrastructure steelwork for guiding conveyances and accommodating services such as high and low tension electric cables, air and water pipe columns. Rising temperatures in the deeper mining areas can also lead to increased cooling requirements in the form of upgraded and expanded ice plants. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance.

Once a shaft has reached the end of its intended lifespan, higher than normal maintenance and care is required. Incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have an adverse effect on the company’s results of operations and financial position.

Some of AngloGold Ashanti’s technologies are unproven and failure could adversely impact costs and production.

AngloGold Ashanti has teamed up with various specialists to engineer new solutions to environmental management, mine design, rock breaking and underground logistics, among others. The company has invested in new technologies, including phyto-technologies to reduce seepage and address soil and groundwater contamination, and in mine support technologies to minimize the impact of seismic activity. The company is also attempting to develop technologies to access the deeper reaches of South African mines. One of the chief initiatives expected to be implemented in 2012 is a vertical transport optimization project to accelerate the delivery of consumables and other essential items to work crews, in order to increase production time at the face.

Some aspects of these technologies are unproven and their eventual operational outcome or viability cannot be assessed with certainty. The costs, productivity and other benefits from these initiatives, and the consequent effects on AngloGold Ashanti’s future earnings and financial condition, may vary from expectations. Failure of the company’s condition to realize the anticipated benefits could result in increased costs, an inability to realize production or growth plans, or could adversely affect its operational performance.

The level of AngloGold Ashanti’s indebtedness could adversely impact its business.

As at December 31, 2011, AngloGold Ashanti had gross borrowings (excluding the mandatory convertible bonds amounting to $760 million) of approximately $1.7 billion.

AngloGold Ashanti’s indebtedness could have a material adverse effect on its flexibility to conduct business. For example, the company may be required to use a large portion of its cash flow to pay the principal and interest on its debt, which will reduce funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of the company’s borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants. The company’s ability to continue to meet these covenants and to service its debt will depend on its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond the control of the company.

Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants. Covenant breaches, if interpreted as events of default under debt agreements, could allow lenders to accelerate payment of the debt. Any such acceleration could result in the acceleration of indebtedness under other financial instruments. As a result, the company may be required to refinance all or part of the existing debt, use existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to refinance its debt on commercially reasonable terms, if at all. The company’s ability to access the bank, public debt or equity capital markets on an efficient basis may be constrained by dislocation in the credit markets or capital and liquidity constraints in the banking, debt or equity markets at the time of issuance.

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

AngloGold Ashanti’s existing board-approved development projects and exploration initiatives will require significant funding. These include: Tropicana in Australia; the Cerro Vanguardia heap leach project in Argentina; the Mponeng Ventersdorp Contact Reef, Mponeng CLR and Zaaiplaats projects in South Africa; Córrego do Sítio and Lamego in Brazil; and the mine life extension project (MLE1) at Cripple Creek & Victor in the US.

Potential future development projects will also require significant funding if and when approved by the AngloGold Ashanti board. These include the: La Colosa and Gramalote projects in Colombia; Kibali and Mongbwalu projects in the DRC; Cerro Vanguardia underground mining project in Argentina; Nova Lima Sul project in Brazil; Sadiola Deeps project in Mali; Cripple Creek & Victor further mine life extension project (MLE2) in the US; as well as various other exploration projects and feasibility studies.

AngloGold Ashanti estimates that over the next three years, growth initiatives will require project capital expenditure (excluding stay in business and ore reserve development capital expenditure) of approximately $3.4 billion (subject to escalation). The company’s capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond its control, and therefore the actual future capital expenditure and investments may differ significantly from the current planned amounts.

AngloGold Ashanti’s operating cash flow and credit facilities may be insufficient to meet all of these expenditures, depending on the timing and cost of development of these and other projects as well as operating performance and available headroom under its credit facilities. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti’s ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future gold prices, the company’s operational performance and operating cash flow and debt position, among other factors. The company’s ability to raise further debt financing in the future and the cost of such financing will depend on, among other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects or other factors. As a result, in the event of lower gold prices, unanticipated operating or financial challenges, any dislocation in financial markets or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities, invest in existing and new projects, fund its ongoing business activities and retire or service outstanding debt and pay dividends, could be significantly constrained, all of which could adversely impact the company’s results of operations and its financial condition.

AngloGold Ashanti does not operate some of its significant joint venture projects and other interests. If the operators of these projects do not perform effectively and efficiently, the company’s investment in these projects could be adversely affected and its reputation could be harmed.

AngloGold Ashanti’s joint ventures at Morila in Mali and at Kibali in the DRC are operated by the company’s joint venture partner Randgold Resources Limited (“Randgold”). In addition, certain of AngloGold Ashanti’s exploration ventures are operated by the relevant joint venture partner. AngloGold Ashanti’s marine gold joint venture with De Beers is operated by an independent company jointly owned by AngloGold Ashanti and De Beers, with a significant part of the technical input subcontracted to De Beers or other marine service providers.

In South Africa, AngloGold Ashanti’s Ergo operations are currently operated by Ergo Mining, a subsidiary of DRDGOLD Limited (DRDGOLD). The Ergo operations were sold in 2007 to DRDGOLD and DRDGOLD has been managing and operating the assets pending the transfer of the mining rights from AngloGold Ashanti to DRDGOLD.

While AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, the company cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies in its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, the company’s investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective and inefficient operatorship, particularly relating to any resulting accidents or environmental incidents, could harm the company’s reputation and therefore its prospects and potentially its financial condition. Further, any failure of joint venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse impact on AngloGold Ashanti’s results of operations and its financial condition. In particular, the company and Randgold retain equal representation, with neither party holding a deciding vote on the board of the two companies that have overall management control of the Morila project in Mali and the Kibali project in the DRC, respectively, and all major management decisions for each of these two projects, including approval of the budget, require board approval. If a dispute arises between the company and Randgold with respect to the Kibali or Morila project and the parties are unable to amicably resolve such dispute, it may be difficult for the parties to make strategic decisions relating to the project affected by such dispute, the day-to-day operations and the development of such project may be adversely affected and the company may have to participate in arbitration or other proceedings to resolve the dispute, which could adversely affect the company’s results of operations and financial condition.

AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face political, economic and security risks.

Some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where the company operates, there is a focus on resource nationalism with governments seeking to get more economic benefits from the high commodity prices. This entails review of mining codes and stability agreements, which were designed under different economic environments. The formulation or implementation of government policies include regulations which impact its operations and changes in laws relating to issues such as mineral rights and asset ownership, royalties, taxation and taxation disputes, ‘windfall’ or ‘super’ taxation, and non-recovery of taxation refunds, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings. These regulations are continually changing and generally require progressively higher payments to governments, notably in the form of royalties and taxes.

For example, the Argentine government has introduced stricter exchange controls, which may limit the company’s ability to repatriate dividends from its Argentine subsidiaries. In addition, on March 15, 2012, the Mwanza office of the Tanzania Revenue Authority notified Geita Gold Mine Limited (Geita Gold Mine) that it intends to issue additional tax assessments against Geita Gold Mine and in connection with such assessments it also challenged the validity of the existing mining development agreement (MDA) relating to the Geita gold mine, which was entered into with the Tanzanian government in June 1999. In the event that the MDA is held to be invalid, the tax burden on the company’s Tanzanian operations would increase and the company would have to pay additional taxes for prior periods.

Any existing and new mining, exploration operations and projects that the company carries out will continue to be subject to various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social community relations and other matters.

If, in one or more of these countries, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, resulting in changes to such laws and regimes, this could have a material adverse effect on AngloGold Ashanti’s operating results, financial condition, and, in extreme cases, on the viability of an operation.

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC, Mali, Guinea and Colombia, have in the past experienced, and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of military repression, terrorism, civil unrest, extortion and kidnapping, which could have an adverse effect on its operations in these and other regions for example, in March 2012 Mali, one of the countries in which the company operates, experienced a military coup. Although on April 6, 2012, the opposing factions reached a settlement, agreed to reinstate the Malian constitution and implemented certain transitional political arrangements, the country continues to be exposed to significant political instability and security threats. In some instances, risk assessments categorize threats as serious enough to require resort to public security forces, such as national police or military units on a near-permanent basis. In the event that continued operation in these countries compromise the company’s security or business principles, AngloGold Ashanti may withdraw from these countries on a temporary or permanent basis. This could have a material adverse impact on AngloGold Ashanti’s results of operations.

Since 2009, the company has recorded an almost five-fold increase in the instances of injury to security personnel, including members of AngloGold Ashanti’s internal security, private security companies and public security forces in certain jurisdictions. The rise in the number and severity of security incidents has come as a result of both increased illegal and artisanal mining and an increase in the level of organization and funding of criminal activity around some of the company’s Continental African operations, spurred on by an escalating gold price. The most significant security challenges occur in areas where there is endemic poverty and high levels of unemployment. If the security environment surrounding the company’s operations that are most exposed to these challenges does not improve or further deteriorates, employee, third-party and community member injuries and fatalities could also increase. Any such increase could disrupt the company’s operations in certain mines and adversely affect its reputation and results of operation.

Furthermore, the company has at times experienced strained relationships with some of the communities in which it operates. AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for community and government. Conflict with communities has led to community protests and business interruptions, particularly at the Siguiri mine in Guinea, where community members protested in four separate incidents in 2010 over issues relating to electricity supply, land compensation and employment, and a violent community protest interrupted operations for three days in 2011.

AngloGold Ashanti may be impacted by the outcome of elections in jurisdictions in which it has operations and ancillary political processes leading up to elections. Presidential elections are planned in the United States, Mali, Ghana, and Guinea during 2012.

Political instability and uncertainty or government changes to the fiscal terms governing AngloGold Ashanti’s operations may discourage future investments in certain jurisdictions, which may have an adverse impact on the company’s ability to access new assets and could potentially reduce future growth opportunities.

Early in 2011 the Guinean government confirmed its intention to review all mining contracts under the auspices of international law, indicating that Guinea would seek to own a stake of at least a third of all mining projects located in Guinea. Currently the Government of Guinea holds a stake of 15 percent in the Siguiri Gold Mine. The review process has not yet commenced and AngloGold Ashanti is currently unable to predict the timing and outcome of such review. On April 26, 2011, it was announced by Reuters that a copy of the new draft mining code includes a compulsory 15 percent stake for the government in operations, with an option to acquire an additional 20 percent. Also according to Reuters, included in the draft mining code are provisions for a new “Local Empowerment Fund”, which will be funded from tax levies, and changes to the price reference point used for tax purposes from free-on-board to a rolling three-month average from the London Metals Exchange.

In Guinea, Mali and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes. In addition, the company has other outstanding assessments and unresolved tax disputes in a number of countries, including Brazil, Argentina and Ghana. If the outstanding value-added tax on inputs is not received, the disputes are not resolved and assessments favorable to AngloGold Ashanti are not made, there could be an adverse effect upon the company’s results of operations and its financial condition.

The Government of Ghana recently amended its fiscal mining regime, increased its corporate taxation rates and imposed a windfall profit tax. AngloGold Ashanti may challenge some of these in light of the stability agreement entered into by the company with the government of Ghana in December 2003 and ratified by the Ghanaian Parliament in 2004. However, the Government of Ghana has recently announced that it has constituted a team to re-negotiate stability agreements with mining companies and AngloGold Ashanti expects to participate in these negotiations. No assurance can be given that the outcome of the company’s negotiations with the Government of Ghana will not have a material adverse impact on the company’s financial condition or operational results.

In November 2011, the lower house of the Australian Parliament passed the Mineral Resource Rent Tax (MRRT), which replaced the previously proposed Resource Super Profit Tax (RSPT) and would require a tax of 30 percent on profits above certain levels from coal and iron ore mining starting July 1, 2012. The Senate is due to debate the bill in 2012. Should the government of Australia reintroduce the RSPT or extend the MRRT to the gold mining industry, or if similar “super profit” taxes were introduced in Australia or any other country in which the company operates, this could have a material adverse effect on AngloGold Ashanti’s results of operations and its financial condition.

Illegal and artisanal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.

Illegal and artisanal miners are active on, or adjacent to, some of AngloGold Ashanti’s Continental African and South American properties, which leads at times to interference with the company’s operations and results in conflict situations that present a security threat to property and human life. Artisanal mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channeled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.

The activities of the illegal miners, which include theft and shrinkage, could cause damage to AngloGold Ashanti’s properties, including pollution, underground fires, or personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. Illegal mining and theft, including by AngloGold Ashanti employees or contractors, could also result in lost gold reserves, mine stoppages, and have a material adverse effect on AngloGold Ashanti’s financial condition or results of operations.

In 2011, the company recorded an increase in the number and severity of security incidents, due in part to a greater level of organization among criminal elements and syndicates in AngloGold Ashanti’s areas of operation as well as an increase in artisanal, small-scale and illegal mining activity in general.

Labor disruptions and increased labor costs could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti employees in South Africa, Ghana, Guinea and some South American countries, are highly unionized. Trade unions, therefore, have a significant impact on the company’s labor relations, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the company’s operations, particularly where the labor force is unionized. Labor disruptions may be used to advocate labor, political or social goals in the future. For example, labor disruptions may occur in sympathy with strikes or labor unrest in other sectors of the economy. In late July 2011, AngloGold Ashanti miners joined others in the South African petroleum, coal and diamond industries in a wage-related strike. The action at AngloGold Ashanti’s operation lasted five days and the subsequent ramp-up of production was slower than expected. The resulting payroll increases have impacted the financial performance of all South African operations. Material labor disruptions could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition.

In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. As at December 31, 2011, approximately 61 percent of the company’s workforce, excluding contractors, or approximately 52 percent of its total workforce, was located in South Africa.

An agreement was signed with the unions in August 2011, following negotiations between the Chamber of Mines and the National Union of Mineworkers (NUM), the United Associations of South Africa, (UASA) (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners). The mining unions and gold mining companies signed a two-year agreement for an increase of between 8 percent and 10 percent, depending on the level of worker experience. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it next expires.

In Ghana, a three-year, wage agreement for the years 2009 to 2011, effective from January 1, 2009, was reached towards the end of 2009. The next round of negotiations is expected to take place in April 2012. As at December 31, 2011, approximately 11 percent of the company’s workforce, excluding contractors, or approximately 12 percent of the total workforce, was located in Ghana. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms following its expiry at the end of December 2011.

In Argentina, where the collective bargaining agreement that applies to the company’s employees at Cerro Vanguardia is due to expire in May 2012, the trade unions have requested significant salary increases. The company and the unions have entered into a transitional agreement that provides for an average salary increase across all wage categories of approximately 17 percent and expect to negotiate a final salary increase in connection with the new collective bargaining agreement. The company may not be able to renegotiate this agreement on satisfactory terms when it expires. In particular, the new agreement may result in significantly higher labor costs for the company’s Argentine operations. The unions may also resort to industrial action in connection with the renegotiation of the agreement.

Labor costs represent a substantial proportion of the company’s total operating costs and at many operations, including its South African, Ghanaian and Tanzanian operations, is the company’s single largest component of operating costs. Any increases in labor costs have to be offset by greater productivity efforts by all operations and employees, failing which such increase in labor costs could have a material adverse effect on AngloGold Ashanti’s results of operations and its financial condition.

Results may be further impaired if the company incurs penalties for failing to meet standards set by labor laws regarding worker rights. For example, employment law in South Africa imposes monetary penalties for neglecting to report to government authorities on progress made towards achieving employment equity in the workplace, and Ghanaian law contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. In Australia, the federal government has recently introduced a new industrial relations system that includes “good faith bargaining” obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution.

The use of contractors at certain of the company’s operations may expose AngloGold Ashanti to delays or suspensions in mining activities and increases in mining costs.

AngloGold Ashanti uses contractors at certain of its operations to mine and deliver ore to processing plants as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations and the company does not own all of the mining equipment. For example, increased contractor rates at the Sadiola mine in Mali contributed to a significant rise in total cash costs in the final quarter of 2011.

AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company’s results of operations and financial condition.

In addition, AngloGold Ashanti’s reduced control over those aspects of operations which are the responsibility of contractors, contractor failure to comply with applicable legal and regulatory requirements, and their inability to manage their workforce could adversely affect AngloGold Ashanti’s reputation, results of operations and financial position, and may result in the company incurring liability to third parties due to the actions of the contractor.

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

The recruitment of skilled workers is becoming increasingly competitive in Argentina as well, as more mining development occurs nationally and regionally. Also material is the scarcity of skills in the resource sector of Western Australia due to the mining boom currently underway in the region, particularly with regard to safety management. If safety systems and training cannot be strengthened to ensure that operators achieve the required level of competence, the incidence of accidents may rise.

There can be no assurance that the company will attract and retain skilled and experienced employees. Should it fail to do so or lose any of its key personnel, business and growth prospects may be harmed and this could have an adverse impact on AngloGold Ashanti’s results of operations and its financial condition.

The prevalence of occupational health diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti.

The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss (NIHL) and occupational lung diseases (OLD), which include pulmonary diseases such as tuberculosis (TB) from various causes and silicosis in individuals exposed to silica dust. These require active dust management strategies in underground operations, particularly in South Africa where a significant number of silicosis cases by current and former employees alleging past exposures are still reported each year to the board for statutory compensation. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and clinics and continues to improve preventative occupational hygiene initiatives, such as implementing various dust control measures and supplying its employees with respiratory protection equipment. If the costs associated with providing such occupational health services, implementing such dust control measures or supplying such equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on the results of operations of AngloGold Ashanti and its financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

A claim filed by a former employee of AngloGold Ashanti’s predecessor, Vaal Reefs Mining and Exploration Company Limited, seeks approximately R2.6 million for damages resulting from silicosis allegedly contracted while working on a mine. In March 2011, the Constitutional Court rejected the lower court’s decision that the claim was precluded by statutory compensation and granted leave to the decedent’s executor to proceed with his case in the High Court and seek a claim for damages under common law against AngloGold Ashanti. This will comprise, among other elements, providing evidence that Mr. Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti’s predecessor. AngloGold Ashanti will continue to defend this case on its merits.

As a result of the Constitutional Court decision permitting miners with OLD to sue their current or former employers for damages outside the statutory compensation scheme, AngloGold Ashanti could be subject to numerous similar claims, including a potential class action or similar group claim. AngloGold Ashanti is studying the details of the Constitutional Court judgment and will defend any subsequent claims, if and when filed, on their merits. In view of the limited information currently available, no reliable estimate can be made for this potential liability at this time. Should AngloGold Ashanti be unsuccessful in defending actions by any other individuals or groups that lodge similar claims in the future, such claims would have an adverse impact on AngloGold Ashanti’s financial condition which could potentially be material.

In light of the Constitutional Court judgment, AngloGold Ashanti is calling for the industry to engage with government (and other stakeholders) to seek an appropriate industry-wide solution. AngloGold Ashanti can provide no assurances that an industry-wide solution can be reached or that the terms thereof will not have a material adverse effect on AngloGold Ashanti’s financial condition.

In response to the effects of silicosis in labor-sending communities, a number of mining companies (under the auspices of the Chamber of Mines of South Africa) together with the NUM, which is the largest union in the mining sector in South Africa, and the national and regional departments of health, have embarked on a project to assist in delivering compensation and relief by mining companies under the Occupational Diseases in Mines and Works Act (ODMWA) to affected communities.

AngloGold Ashanti faces certain risks in dealing with HIV/AIDS, particularly at its South African operations and with tropical disease outbreaks such as malaria, and other diseases which may have an adverse effect on the company’s results of operations and financial condition.

AIDS and associated diseases remain one of the major health care challenges faced by AngloGold Ashanti’s South African operations. Workforce prevalence studies indicate that HIV prevalence rates among AngloGold Ashanti’s South African workforce may be as high as 30 percent. AngloGold Ashanti continues to develop and implement programs to help those infected with HIV and prevent new infections from spreading. Since 2001, the company has offered a voluntary counseling and HIV testing program for employees in South Africa. In 2002, it began to offer anti-retroviral therapy (ART) to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti began a roll-out of the treatment to all eligible employees desiring it. As at December 2011, approximately 2,400 employees were receiving treatment using anti-retroviral drugs.

Malaria and other tropical diseases pose significant health risks at all of the company’s operations in central, west and east Africa where such diseases may assume epidemic proportions because of ineffective national control programs. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Other conditions such as heart disease, chronic diseases, and obesity are of increasing incidence and concern.

Such diseases impair the health of workers and negatively affect productivity and profitability as a result of workers’ diminished focus or skill, absenteeism, treatment costs and allocated resources. AngloGold Ashanti cannot guarantee that any current or future medical program will be successful in preventing or reducing the infection rate among its employees or in affecting consequent illness or mortality rates. AngloGold Ashanti may incur significant costs in addressing this issue in the future, which could also adversely impact the company’s results of operations and financial condition.

The costs and impacts associated with the pumping of water inflows from closed mines adjacent to the company’s operations could have an adverse effect on its results of operations.

Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect on any one of the company’s mining operations as a result of property damage, disruption to operations, additional pollution liabilities and pumping costs and consequently could have an adverse impact upon its results of operations and financial condition.

The potential costs associated with the remediation and prevention of groundwater contamination from the company’s operations or due to flooding from closed mines adjacent to the company’s operations could have a material adverse effect on the results of operations of AngloGold Ashanti and its financial condition.

AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions, and, based thereon, the company has instituted processes to reduce seepage and to address soil and groundwater contamination, including monitored natural attenuation by the existing environment and phyto-technologies. Subject to the completion of trials, and the technology being a proven remediation technique, no reliable estimate can be made for the potential costs of remediation and prevention of groundwater contamination at AngloGold Ashanti’s operations. Should these costs be significant, this could have a material adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.

Deep groundwater contamination is a significant issue in South Africa, where groundwater in some older mining regions has infiltrated mined-out workings. It becomes acidic if exposed to sulfide minerals in these workings, presenting a potential contamination risk to shallow groundwater and eventually surface water resources if allowed to spread. AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand goldfields. AngloGold Ashanti’s Vaal River operations are part of the Klerksdorp goldfield and its West Wits operations are part of the Far West Rand goldfield. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of underground mining operations in South Africa, any proposed solution needs to be a combined one supported by all the companies owning mines located in these goldfields. As a result, the South African Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”.

In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for this obligation, which could be material and have an adverse impact on AngloGold Ashanti’s financial condition.

The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability.

AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that the company believes to be reasonable depending upon the circumstances surrounding each identified risk. However, damage and third-party claims arising from catastrophic events may exceed the limit of liability on insurance policies the company has in place. Furthermore, AngloGold Ashanti’s insurance does not cover all potential risks associated with its business and may exclude certain parts of its business. AngloGold Ashanti may elect not to insure certain risks due to the high premiums or for various other reasons, including an assessment that the risks are remote.

The company may not be able to obtain insurance coverage at acceptable premiums. Insurance for certain risks in particular, such as loss of title to mineral property, environmental pollution, or other hazards resulting from exploration and production, is not generally available to mining companies on acceptable terms. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond the company’s control or from claims, and this can result in higher premiums and periodically being unable to maintain the levels or types of insurance carried.

The occurrence of events for which AngloGold Ashanti is not insured will adversely impact its cash flows, its results of operations and its financial condition.

AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are not always known.

AngloGold Ashanti is subject to litigation, arbitration and other legal proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental and health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include fines, and the loss of licenses, concessions, or rights, among other things.

In the event of a dispute involving foreign operations of the company, AngloGold Ashanti may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa or the United States.

A claim filed by a former employee of AngloGold Ashanti’s predecessor, Vaal Reefs Mining and Exploration Company Limited, seeks approximately R2.6 million for damages resulting from silicosis allegedly contracted while working on a mine. In March 2011, the Constitutional Court rejected the lower court’s decision that the claim was precluded by statutory compensation and granted leave to the decedent’s executor to proceed with his case in the High Court and seek a claim for damages under common law against AngloGold Ashanti. In Colombia, the company is also involved in an action in the Administrative Superior Court of the Cundinamarca District against the Environmental Ministry following the issuance of a fine against AngloGold Ashanti; and six class action lawsuits flowing in part from the alleged breach of Article 34 of the Mining Code and in part from allegations that activities in ‘restricted areas’ contravene environmental legislation. See “Item 8A.: Consolidated statements and other financial information – Legal proceedings“.

Should the company be unable to resolve disputes favorably or be able to enforce its rights, this may have a material adverse impact on the company’s financial performance, cash flow and results of operations.

Sales of large quantities of AngloGold Ashanti‘s ordinary shares and American Depository Shares (ADSs), and the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the company’s securities.

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors with the top four institutional holders controlling around 24 percent of free float.

The market price of the company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti‘s ordinary shares or ADSs may sell them at any time. The market price of the company’s ordinary shares or ADSs could also fall as a result of any future offerings AngloGold Ashanti makes of its ordinary shares, ADSs, or securities exchangeable or exercisable for the company’s ordinary shares or ADSs, or the perception in the market place that these offerings might occur. AngloGold Ashanti may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future.

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

AngloGold Ashanti’s memorandum and articles of association allow for dividends and distributions to be declared in any currency at the discretion of the board of directors, or the company’s shareholders at a general meeting. If and to the extent that AngloGold Ashanti opts to declare dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

The announcement by the South African government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by AngloGold Ashanti’s shareholders.

On February 21, 2007, the South African government announced that a 10 percent withholding tax on dividends and other distributions payable to shareholders would be implemented. In his budget speech on February 22, 2012, the South African Minister of Finance announced that the withholding tax on dividends and other distributions payable to shareholders will be 15 percent effective April 1, 2012.

This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold Ashanti’s South African operations, thereby potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

AngloGold Ashanti may not pay dividends or make similar payments to shareholders in the future.

AngloGold Ashanti pays cash dividends only if there are sufficient funds available for that purpose. Fund availability depends upon many factors that include the amount of cash available in relation to AngloGold Ashanti’s capital expenditure on existing infrastructure and exploration and other projects.

Under South African law, companies are entitled to pay a dividend or similar payment to its shareholders only if the company meets the solvency and liquidity tests set out in legislation, and the company’s articles of association.

Given these factors, including the capital and investment needs of the company, and the board of directors’ discretion to declare a dividend that includes the amount and timing thereof, cash dividends may not be paid in the future.

The implementation of an integrated Enterprise Resource Planning (ERP) system could have an adverse effect on AngloGold Ashanti’s operational results and its financial condition.

AngloGold Ashanti is implementing a single, global ERP system to support all operations managed by AngloGold Ashanti. The ERP system is being implemented over a three-and-a-half-year period which commenced in August 2011. The contemplated implementation of an ERP system on a global basis is inherently a high-risk initiative due to the potential for implementation cost and time overruns. In addition, such implementation could affect the ability of AngloGold Ashanti to report and manage information if difficulties in the implementation and operation of the system are experienced, which could have an adverse effect upon AngloGold Ashanti’s operational results and its financial condition.

ITEM 4: INFORMATION ON THE COMPANY

4A.	HISTORY AND DEVELOPMENT OF THE COMPANY

GROUP INFORMATION

AngloGold Limited was founded in June 1998 with the consolidation of the gold mining interests of Anglo American plc. AngloGold Ashanti Limited, as the company exists today, was formed on April 26, 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited.

CURRENT PROFILE

AngloGold Ashanti Limited is headquartered in Johannesburg, South Africa. The company (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act 71 of 2008 (Companies Act), as amended.

Its registered office is at 76 Jeppe Street, Newtown, Johannesburg, South Africa, 2001. Telephone: +27 11 6376000.

While AngloGold Ashanti’s primary listing is on the Johannesburg Stock Exchange (JSE), the company is also listed on the London Stock Exchange (LSE), the New York Stock Exchange (NYSE), the Ghana Stock Exchange (GhSE) and the Australian Securities Exchange (ASX).

AngloGold Ashanti delisted from Euronext Paris on December 23, 2011 and from Euronext Brussels on December 30, 2011.

HISTORY AND SIGNIFICANT DEVELOPMENTS

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

1998-2004

•	Expansion of AngloGold Limited’s operations outside of South Africa.

2004

•	Concluded the business combination with Ashanti Goldfields Company Limited, at which time the company changed its name to AngloGold Ashanti Limited.

2007

•	Anglo American plc sold 69,100,000 ordinary shares of AngloGold Ashanti, thereby reducing Anglo American’s shareholding in AngloGold Ashanti from 41.7 percent to 16.6 percent.

2009

•	Anglo American plc sold its remaining shareholding to Paulson & Co. Inc.

2010

•	AngloGold Ashanti eliminated its hedge book, thereby gaining full exposure to spot gold prices.

4B.	BUSINESS OVERVIEW

AngloGold Ashanti is a global gold company with a portfolio of assets and differing orebody types in key gold producing regions. The company is currently the third-largest gold producer in the world.

PRODUCTS

AngloGold Ashanti’s main product is gold. In the course of processing the ore mined, by-products such as silver, uranium oxide and sulfuric acid are produced at the Argentinian, South African and Brazilian operations.

OPERATIONS

AngloGold Ashanti’s 20 operations are located in 10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States). These include six deep-level mines and one surface operation in South Africa as well as a combination of surface and underground mining operations in the Americas, Australia and elsewhere on the African continent.

EXPLORATION

The group’s exploration program, which covers greenfield, brownfield, and more recently, marine exploration, is conducted either directly or in collaboration with partners. The group’s most recent greenfield discovery is the La Colosa deposit in Colombia. Brownfield exploration is conducted around existing operations. In October 2009, the group established a joint venture to explore for marine mineral deposits on the continental shelf. This complements AngloGold Ashanti’s existing terrestrial exploration and mining activities.

DEVELOPMENT

AngloGold Ashanti utilizes its exploration team to build on its record of new gold discoveries and to grow its gold endowment. The company has increased its capacity to fund a significant project pipeline by incurring longer-term debt, while maintaining capital discipline and improving shareholder returns.

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

GOLD MARKET

AngloGold Ashanti’s gold is refined at various precious metal refineries. In refined and marketable form, gold normally takes the shape of bars, varying in size from 12.5 kilogram to smaller bars weighing some 1 kilogram or less, all of which contain 99.5 percent gold. Through the refineries the gold is sold directly to bullion banks. Bullion banks are registered commercial banks which deal in gold, distributing bullion bought from mining companies and refineries to markets worldwide. These banks hold consignment stocks in all major physical markets and finance these inventories from the margins they charge physical buyers.

The physical gold market is dominated by the jewellery and investment sectors, which together account for over 80 percent of total demand. The balance of gold supply is used in electronics and dentistry. While the quantity of gold used in jewellery consumption has decreased over the last decade with the steadily rising gold price, the investment market has largely absorbed available supply. Investment in physical gold involves bar and coin hoarding, medals and other retail investment instruments, as well as the now significant market for exchange traded funds (ETFs).

In 2011, the gold market continued to be profoundly influenced by ongoing economic turmoil, particularly in the United States of America in the first half of the year and latterly by the crisis triggered by the deterioration of the sovereign debt markets in the Eurozone. This trend persisted until the fourth quarter, during which the situation in Europe deteriorated, the euro started slipping against the dollar in the face of the inability of the European countries to resolve the funding crisis and the gold price failed to react favorably to these conditions. Despite this trend in the fourth quarter of 2011, the year-end spot gold price gained 11 percent in 2011 compared to 2010 and averaged $1,572 per ounce in 2011, which is 28 percent higher than the average spot price of $1,227 in 2010. However, prospects for the gold market continued to deteriorate in the first quarter of 2012 as uncertainty about sovereign debt and inflation eased, European economic prospects improved, investor interest for gold slowed and physical demand in India decreased. As at March 31, 2012, the price of gold was $1,664 per ounce.

Investment market

As 2011 drew to a close, the gold price failed to respond favorably to the worsening crisis in Europe. Nevertheless, ETF holdings grew over the course of the fourth quarter of 2011, improving on a sluggish first quarter and reversing the negative trend of the second and third quarters.

As at December 31, 2011, aggregate holdings for the major ETFs totaled almost 78 million ounces, which represents a 7 percent increase of 5.2 million ounces for the year. This growth is modest when compared to the significant increases in ETF holdings of 2009 and 2010 (19.84 million ounces and 9.97 million ounces respectively). Combined ETFs rank sixth behind official sector holdings of the United States (267 million ounces), Germany (109 million ounces), IMF (91 million ounces), Italy (79 million ounces) and France (78 million ounces). As was the case in 2010, official sector demand in the gold market remained significant in 2011, with governments continuing to increase their gold holdings in the face of extreme economic uncertainty.

More traditional gold investment products such as bar and coin experienced a very mixed year. In India, the world’s biggest single gold market, gold price volatility and a weakening rupee severely dampened gold demand in both investment and jewellery. In China, such volatility also played a negative role but since the value of the Yuan is so closely managed, the impacts were not as marked. Unlike India, China recorded growth in both investment and jewellery demand in 2011. In the developed markets, Europe was by far the strongest for bar and coin hoarding, and in the third quarter European demand exceeded that of India and China – a highly rare occurrence. Much of this activity was driven by the debt crisis in the Eurozone.

Jewellery markets

The key jewellery markets of India and China both experienced mixed fortunes during the year. After a record year in 2010, India’s first two quarters remained strong but fell off in the second half of the year on price volatility and rupee weakness. Price volatility also dampened demand in China, but unlike India, which experienced a contraction in the third and fourth quarters, China still recorded increases all year round, with total jewellery demand growing by 16 percent to reach 524 tonnes. In the United States, the jewellery sector showed modest growth of around 3 percent as the market finally began to settle after years of turmoil. The high end of the gold jewellery market in the United States showed the greatest growth for the second year as the wealthy are less affected by a financial downturn than low to middle income earners.

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

INTELLECTUAL PROPERTY

AngloGold Ashanti, as a group, is not dependent on intellectual property for the conduct of its business as a whole.

STRATEGY

At the end of March 2008, AngloGold Ashanti adopted a new business strategy. The company defined its strategic focus in five components:

•	Promote the organizational development of the group as a strategic value driver;
•	Maximize margins by managing both revenue and costs to ensure delivery and protection of returns throughout the economic cycle;
•	Manage the business as an asset portfolio by using capital deployment optimization approaches to support delivery of return targets;
•	Grow the business by having a definite strategy for both organic growth and growth by acquisition and be opportunistic in seeking value accretive targets; and
•

Embrace sustainability principles by developing business and social partnerships based on mutual value creation, while maintaining a focus on ensuring the safety and well-being of employees and managing environmental and other impacts.

The key features of each of these components of the company’s strategy are:

Promote the organizational development of the group

AngloGold Ashanti recognizes the strategic importance of the group’s organizational development and through its:

•	Mission, it seeks to define a clear view of the organization;
•	Vision, its seeks to reflect a clear and consistent view of the organization’s future;
•	Values, it recognizes that the process used to achieve results is as important as the results themselves;
•

Business Process Framework, it seeks to define the policy, standards and operating framework necessary to establish a flexible and responsive work model within which people have the opportunity to be creative and realize their potential; and

•	Organizational model, it seeks to ensure that the right person, does the right work, in the right way and at the right time.

Maximize margins

AngloGold Ashanti seeks to maximize margins by actively managing revenues and costs. In particular, it seeks to maximize value from its products by:

•	offering exposure to spot prices;
•	delivering products of a consistent quality and on time;
•	seeking to maintain cost inflation below the industry average; and
•	applying resource development strategies to maintain operating margins over the lifecycle of an asset.

Manage the business as an asset portfolio

AngloGold Ashanti seeks to optimize capital deployment by investing only in assets and growth opportunities that offer attractive returns. The company ranks each asset and project as part of its business planning process, both in absolute terms and relative to its peer group, with the aim of:

•	ensuring that individual assets and projects meet or exceed specified risk-adjusted rates of return;
•	identifying the strengths and weaknesses of the portfolio, with a particular focus on portfolio risk;
•	implementing strategies to optimize orebody capability;
•	applying methods and design to optimize operating performance;
•	ensuring the application of detailed planning and scheduling, together with the use of best-practice operating methods associated with each asset;
•	optimizing returns from existing assets and growth opportunities; and
•	selling those assets that no longer meet the company’s criteria at attractive valuations.

Grow the business

AngloGold Ashanti seeks to further enhance shareholder value by:

•	Greenfield exploration: building upon its asset portfolio and landholdings to develop new projects, whilst continually reviewing and analyzing potential opportunities;
•	Brownfield exploration and project development: promoting organic growth and utilizing the existing infrastructural base;
•	Mergers and acquisitions: selectively pursuing value accretive merger and acquisition opportunities; and
•	Other commodities: maximizing the value of other commodities within the company’s existing and developing asset portfolio.

Embrace sustainability principles

AngloGold Ashanti’s sustainable development framework seeks to address a number of interlinked issues that are critical to business sustainability. In particular:

•

In a climate of increased resource competition, this framework seeks to enable countries and local communities in which the company operates to derive sustainable economic benefits from the company’s mining operations by developing mutually-beneficial partnerships with host governments and local communities and participating in the co-design of projects that contribute to achieving local development goals.

•

As mining requires, among other things, energy, water and access to land, the company seeks to manage these resources in a way that limits any adverse impact on community relationships and production costs.

•	The company seeks to improve the safety and health of its employees.
•

The company is committed to respecting human rights as reflected in its implementation of the voluntary principles on security and human rights (VPSHR) in its security management strategies as well as the development of a human rights framework for the business based on the UN guidelines on business and human rights.

•

As effective stakeholder engagement is required to support the company’s management of its sustainability initiatives, the company continues to work on devising and implementing a company-wide engagement standard to improve performance in this area.

The implementation of this business strategy has resulted in the significant restructuring of the company’s portfolio of operations as well as the strengthening of the company’s balance sheet and created the operating and financial foundation to achieve production growth. In addition, operating cash flow has increased markedly following the elimination of the hedge book, the rise in gold prices, as well as the implementation of Project ONE.

Project ONE, which the company also developed in 2008, consists of two integrated initiatives: the System for People (SP) and the Business Process Framework (BPF). The SP is a managerial effectiveness system focused on ensuring that individuals at each level of the organization are held directly accountable for their work responsibilities. The BPF defines business expectations, sets operational targets and seeks to create operating methodologies that can reduce volatility and increase average productivity. Since deploying a successful pilot project at South Africa’s Mponeng mine in 2009, AngloGold Ashanti has gradually rolled out Project ONE across all of its operations.

In 2008, AngloGold Ashanti also began developing and implementing its Safety Transformation, an initiative that seeks to embed the concepts of physical risk, health and wellbeing into both components of Project ONE. More recently, in 2010, the board of directors approved a policy for the transformation and localization of labor, which aims to take into account the legislative framework of host countries, as well as the company’s own values, in order to redress historical imbalances, promote gender equality and employment of local citizens at all levels, as well as the equitable employment of people with disabilities.

AngloGold Ashanti reviews its business strategy regularly to determine progress in its implementation against the backdrop of a dynamic operating and regulatory environment.

Achieving strategic and performance objectives will be impacted by any portfolio changes and is subject to a number of risks, uncertainties and other factors, some of which are beyond the company’s control and any of which may prevent or delay AngloGold Ashanti from achieving its stated goals. Certain of these risks, uncertainties and other factors are described in “Item 3D.: Risk factors”. See also “Note regarding forward-looking statements”.

THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE

AngloGold Ashanti’s rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties lie.

There are in some cases certain restrictions on AngloGold Ashanti’s ability to independently move assets out of certain countries in which it has operations, or transfer assets within the group, without the prior consent of the local government or minority shareholders involved. See “Item 10D.: Exchange controls” for details.

For more information on the risks and uncertainties associated with AngloGold Ashanti’s mining rights, see “Item 3D.: Risk factors”, in particular the risk factor entitled “AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or canceled for a variety of reasons, including breaches in its obligations in respect of its mining rights”.

South Africa

The MPRDA and the Revised Mining Charter

The Mineral and Petroleum Resources Development Act (MPRDA) came into effect on May 1, 2004. The objectives of the MPRDA are, among other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. Another objective of the MPRDA is to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights contribute to the socio-economic development of the areas in which they operate.

The Mineral and Petroleum Resources Development Amendment Act (MPRDAA) was passed by Parliament in 2008 and has been signed by the State President and published, but is not yet in effect. Its purpose is to amend the MPRDA in order to, inter alia:

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

It is not clear when, if ever, the MPRDAA will come into force. All indications are that the DMR is currently working on a set of amendments to the MPRDAA and that a bill will be published for comment in 2012.

The Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Mining Charter) sprang from the MPRDA and also took effect on May 1, 2004. The Mining Charter committed all stakeholders in the mining industry to transfer ownership of 26 percent of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years. The Charter also sets targets for, among other things, the advancement of HDSAs into management positions, the employment of women, procurement of goods and services from HDSA-owned companies, training, community development and the upgrading of mine housing. Mining companies are required to devise plans to achieve these targets, must identify current levels of beneficiation and must indicate opportunities for growth.

The objectives of the Mining Charter are to:

•	promote equitable access to the nation’s mineral resources by all the people of South Africa;
•	substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation’s mineral resources;
•	use the industry’s existing skills base for the empowerment of HDSAs;
•	expand the skills base of HDSAs in order to serve the community;
•	promote employment and advance the social and economic welfare of mining communities and the major labor-sending areas; and
•	promote beneficiation of South Africa’s mineral commodities.

The Mining Charter envisages measuring progress on transformation of ownership by:

•	taking into account, among other things, attributable units of production controlled by HDSAs;
•

allowing flexibility by credits or offsets, so that, for example, where HDSA participation exceeds any set target in a particular operation, the excess may be offset against shortfalls in another operation;

•	taking into account previous empowerment deals in determining credits and offsets; and
•	considering special incentives to encourage the retention by HDSAs of newly acquired equity for a reasonable period.

Under the Charter, the mining industry as a whole agreed to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years. Beyond the Rand 100 billion commitment, HDSA participation will be increased on a willing seller-willing buyer basis, at fair market value, where the mining companies are not at risk.

Following a review, the DMR amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26 percent HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirement by mining companies to:

•	facilitate local beneficiation of mineral commodities;
•

procure a minimum of 40 percent of capital goods, 70 percent of services and 50 percent of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25 percent + 1 vote of their share capital must be owned by HDSAs) by 2014, these targets being, however, exclusive of non-discretionary procurement expenditure;

•

ensure that multinational suppliers of capital goods put a minimum of 0.5 percent of their annual income generated from South African mining companies into a social development fund beginning in 2010, to contribute to the socioeconomic development of South African communities;

•

achieve a minimum of 40 percent HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level;

•	invest up to 5 percent of annual payroll in essential skills development activities; and
•

implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by April 30, 2014.

In addition, mining companies are required to monitor and evaluate their compliance with the Revised Mining Charter, and must submit annual compliance reports to the DMR.

The government takes a “Scorecard” approach to the different facets of promoting the objectives of the Charter. It uses the Scorecard when considering applications for the conversion of existing old order rights into new order rights. The Scorecard sets out the requirements of the Charter in tabular form which allows the DMR to “tick off” areas where a mining company is in compliance. It covers the following areas:

•	human resource development;
•	employment equity;
•	migrant labor;
•	mine community and rural development;
•	housing and living conditions;
•	ownership and joint ventures;
•	beneficiation; and
•	reporting.

The new Scorecard attached to the Revised Mining Charter makes provision for a phased-in approach for compliance with the above targets over the 5-year period ending April 30, 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA, may result in the cancellation or suspension of a mining company’s existing mining rights and may prevent AngloGold Ashanti’ South African operations from obtaining any new mining rights.

On April 29, 2009, as required by section 100(1)(b) of the MPRDA, the Minister published the Code of Good Practice for the South African Mineral Industry (the Code). The purpose of the Code was to set out administrative principles to enhance implementation of the Mining Charter and the MPRDA. The Code is to be read in combination with the Mining Charter and other legislation relating to measurement of socio-economic transformation in the South African mining industry.

A mining right will be granted to a successful applicant for a period not exceeding 30 years. Mining rights may be renewed for additional periods not exceeding 30 years at a time. A mining right can be canceled if the mineral to which such mining right relates is not mined at an “optimal” rate.

AngloGold Ashanti holds eight mining rights in South Africa, five of which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Office (MPRTO). One old order mining right has been converted and executed and is currently awaiting registration in the MPRTO, whilst two old order mining rights are still awaiting conversion by the Minister of Mineral Resources. The deadline for the conversion process from old to new order rights was the end of April 2009 and AngloGold Ashanti has taken all necessary steps to pursue the conversion of its old order mining rights.

A prospecting right will be granted to a successful applicant for a period not exceeding five years, and may only be renewed once for three years. The MPRDA also provides for a retention period of up to three years after prospecting, with one renewal up to two years, subject to certain conditions.

AngloGold Ashanti holds three prospecting rights, one of which is in the process of being converted into a mining right. Six new prospecting right applications have been submitted to the Department of Mineral Resources (DMR) since the end of March 2011, after the moratorium on the issuing of rights was lifted. AngloGold Ashanti also holds a mining permit for the recovery of sand and clay.

AngloGold Ashanti applied for and has been granted a refining license and an import and export permit by the South African Diamond and Precious Metals Regulator.

The BBBEE Amendment Bill

In December 2011, the Department of Trade and Industry (DTI) published the Broad-based Black Empowerment Amendment Bill, 2011 (the BBBEE Amendment Bill) for public comment. If enacted, the BBBEE Amendment Bill will amend the Broad-based Black Economic Empowerment Act 53 of 2003 (the BBBEE Act) to provide a framework of principles, strategies and guidelines aimed at promoting the broad-based socio-economic empowerment of HDSAs across the South African economy and society in the form of ownership, management, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. The public comment period expired in February 2012 and the BBBEE Amendment Bill is still pending in parliament. If enacted in its current form, the BBBEE Amendment Bill will introduce a number of changes to the current framework under the BBBEE Act, including:

•	amending and clarifying the definition of the intended beneficiaries of such framework;
•

amending the definition of “Broad-Based Black Economic Empowerment”, or BBBEE, to introduce the concept of sustainable BBBEE and to indicate that preferential procurement includes the promotion of local content procurement, which refers to locally produced goods, services or works that meet a certain minimum local content threshold;

•

expanding the scope of the Codes of Good Practice, and the related transformation charters, on BBBEE matters that the Minister of Trade and Industry can issue under the BBBEE Act for specific sectors of the South African economy and making it compulsory for public authorities, governmental agencies and other public entities to apply such codes;

•

introducing into the BBBEE Act itself the definition of fronting BBBEE practices, which to date has been developed outside of the BBBEE Act and has now been expanded to capture the more sophisticated and unsuspecting fronting transactions, making fronting a criminal offense that is punishable with imprisonment and fines under certain circumstances, reasserting in the BBBEE Act the common law remedies for misrepresentation and more generally enhancing the enforcement mechanism against fronting;

•	establishing a BBBEE Commission responsible for overseeing, supervising and promoting compliance with the BBBEE Act, as well as receiving and investigating BBBEE-related complaints; and
•	introducing a new clause providing that in the event of a conflict between the BBBEE Act and any other South African law, the BBBEE Act will prevail.

Currently, it is unclear whether, when or in which final form the BBBEE Amendment Bill will be enacted.

To date, mining companies operating in South Africa have been required to comply with the BBBEE regime set out under the MPRDA and the Revised Mining Charter, which is specific to the mining industry. See “–The MPRDA and the Revised Mining Charter”. Currently, there is uncertainty as to whether and to what extent the BBBEE Amendment Bill, if and when enacted in its current form, will add to and conflict with the BBBEE requirements applicable to mining companies under the Revised Mining Charter. The potential implications of any such additional or conflicting regulatory requirements are also unclear. In addition, in connection with BBBEE-related matters mining companies may become subject to the regulatory authority of the DTI and the BBBEE Commission in addition to that of the DMR, which may increase the regulatory burden and compliance costs for mining companies.

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, 2008, or the Royalty Act, was promulgated on November 24, 2008 and came into operation on March 1, 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the State.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes, or EBIT, as calculated under IFRS, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5 percent. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5 percent of revenue has been introduced for refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5 percent. Where unrefined mineral resources (such as uranium) constitute less than 10 percent in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For AngloGold Ashanti, this means that currently the company will pay a royalty based on refined mineral resources (as the unrefined mineral resources (such as uranium) for AngloGold Ashanti for 2011 constituted less than 10 percent in value of the total composite mineral resources). The rate of royalty tax payable for 2011 was 2.97 percent of revenue of the company’s South African operations.

CONTINENTAL AFRICA

Democratic Republic of the Congo

The mining industry in the Democratic Republic of the Congo (DRC) is regulated primarily by the Mining Code enacted in July 2002 and its ancillary Mining Regulations, promulgated in March 2003 (DRC Mining Code). The DRC Mining Code vests the Minister of Mines with the authority to grant, refuse, suspend and terminate mineral rights. Mineral rights may be granted in the form of exploration permits for an initial period of four years or in the form of mining permits which are granted for an initial period of 30 years. An exploration permit may, at any time before expiry, be transformed partially into a mining license or a small-scale mining permit. Exploitation permits are granted upon successful completion of exploration and satisfaction of certain requirements, including approval of an environmental impact study and an environmental management plan.

The holder of a mining permit is required to commence development and mine construction within three years of the award of such permit. Failure to do so may lead to forfeiture of the mining permit. A permit holder must comply with specific rules relating to, among others, protection of the environment, cultural heritage, health and safety, construction and infrastructure planning. Mining and exploration activities are required to be undertaken so as to affect as little as possible the interests of lawful occupants of land and surface rights holders, including their customary rights. The exercise of mineral rights by title holders which effectively deprives or interferes with the rights of occupants and surface rights holders, requires payment of fair compensation by the mineral title holder.

To protect and enforce rights acquired under an exploration or mining permit, the DRC Mining Code provides, depending on the nature of a dispute or threat, administrative, judicial and national or international arbitral recourses.

The DRC Mining Code sets out taxes, charges, royalties and other fees payable to the treasury by a mining title holder in respect of its activities. It also provides for a level of fiscal stability, in that existing tax, customs, exchange and benefits applicable to mining activities are guaranteed to remain unchanged for a period of 10 years in favor of a mining title holder in the event that amendments to the DRC Mining Code would result in less favorable payment obligations. In 2011, the DRC Government passed a law introducing VAT at a rate of 16 percent. As this new tax framework conflicts with some of the provisions of the DRC Mining Code, the Chamber of Mines is now seeking clarification from the DRC Government. This may result in the DRC Mining Code being amended in the coming year.

AngloGold Ashanti holds the majority stake and is the operator of Ashanti Goldfields Kilo (AGK) (86.22 percent), an exploration and mining joint venture with Société Minière de Kilo-Moto (SOKIMO) (13.78 percent), a state-owned gold company.

AngloGold Ashanti also holds a stake in the Kibali gold project located in northeastern DRC. The project is operated by Randgold Resources and is owned by Randgold Resources (45 percent), AngloGold Ashanti (45 percent) and SOKIMO (10 percent), which latter share represents the interest of the DRC government in the Kibali gold project. This project is currently in construction phase with first production anticipated in 2014.

Ghana

The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (the GMM Act) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under license or lease.

The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament.

Control of mining companies

The Minister of Mines has the power to object to a person becoming or remaining a ‘shareholder controller’, a ‘majority shareholder controller’ or an ‘indirect controller’ of a company which has been granted a mining lease if the Minister believes the public interest would be prejudiced by the person concerned becoming or remaining such a controller.

Stability agreement

The GMM Act provides for stability agreements as a mechanism to ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed for a period of 15 years. A stability agreement is subject to ratification by Parliament.

Prior to the business combination between AngloGold and Ashanti in April 2004, AngloGold and the government of Ghana agreed on the terms of a stability agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination. The stability agreement necessitated the amendment of the Obuasi mining lease which had been ratified by Parliament.

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

•

to ensure the income tax rate would be 30 percent for a period of 15 years. The agreement was amended in December 2006 to make the tax rate equal to the prevailing corporate rate for listed companies; and

•

to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of export proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency.

The stability agreement also stipulates that a sale of AngloGold Ashanti’s or any of its subsidiaries’ assets located in Ghana remains subject to the government’s approval. Furthermore, the government retains its special rights (Golden Share) under the provisions of the GMM Act pertaining to the control of a mining company, in respect of its assets and operations in Ghana.

The Government of Ghana agreed that AngloGold Ashanti’s Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination. For example, AngloGold Ashanti has been exempted from the application of the National Fiscal Stabilization Act 2009 (Act 785) (NFS Act). The NFS Act

imposed a 5 percent levy on all profits before tax for mining companies for fiscal years 2009 and 2010, as a temporary measure to raise additional revenue to meet critical expenditures, while maintaining the government’s fiscal objectives. In its 2011 Budget Statement and Economic Policy, the Government extended the application of the NFS Act for another fiscal year. AngloGold Ashanti has also been exempted from the application of the March 2010 amendment to the GMM Act. The Minerals and Mining (Amendment) Act, 2010 (Act 794) fixed the royalty rate at 5 percent, whereas the prior GMM Act provision had stated that royalties payable would not be more than 6 percent or less than 3 percent of the total revenue of minerals obtained by the holder.

Foreseeable impact of Ghana’s 2012 Budget Statement on AGA operations in Ghana

According to the November 2011 Budget Statement, Corporate Tax for mining companies will be increased from 25 percent to 35 percent and a further Windfall Profit Tax of 10 percent was imposed on profit with effect from the 2012 Ghana fiscal year, which commenced January 2012. This will have the overall effect of increasing mining companies’ tax liability by 20 percent. Additionally, when determining chargeable income for tax purposes, the costs incurred by a mining company in one contract area or site will not be allowed to be set off against profits from another contract area or site belonging to such mining company.

While the stability agreement (as amended) between AGA and the Government of Ghana caps AGA’s Corporate Tax liability at 30 percent and precludes AGA from being adversely affected by any new enactments that would impose obligations upon AGA or any of its Ghanaian subsidiaries, the Government of Ghana has announced that it has constituted a team to re-negotiate stability agreements with mining companies. To date, no formal communication has been received by AGA in this regard.

Retention of foreign earnings

AngloGold Ashanti’s operations in Ghana are permitted to retain 80 percent of their foreign exchange earnings in an offshore foreign exchange account. In addition, the company has permission from the Bank of Ghana to retain and use dollars, outside of Ghana, required to meet payments to the company’s hedge counterparts which cannot be met from the cash resources of its treasury company.

Localization policy

A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving ‘localization’, which is the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.

Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State upon termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe.

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

Iduapriem and Teberebie

Iduapriem has title to a 33 square kilometer mining lease granted on April 19, 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease. Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of 26 years. In January 2009 Iduapriem obtained a new mining lease, the Ajopa Concession, for a period of 10 years. The concession covers an area of 48.34 square kilometers.

Guinea

In Guinea, all mineral substances are the property of the state. Mining activities are currently regulated by the Mining Code, 1995. However, a new Mining Code was promulgated on September 9, 2011 and published in the official gazette in January 2012 (New Mining Code). The New Mining Code will come into force once a presidential decree has been published. See “New Mining Code” below.

The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining license, mining prospecting license, mining license or mining concession. The holders of mining titles are guaranteed the right to dispose freely of their assets, to organize their enterprises as they wish, to engage and discharge staff in accordance with the regulations in force, to freely move their staff and their products throughout Guinea and to dispose of their products in international markets.

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

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for an additional 22-year period from November 11, 1996 under conditions detailed in a Convention de Base which predates the Mining Code, 1995.

Key elements of the Convention de Base are that:

•

The Republic of Guinea (the State) holds a 15 percent free-carried or non- contributory interest; is entitled to a royalty of 3 percent based on a spot gold price of less than $475 per ounce; and is owed 5 percent of the value of gold exported, based on a spot gold price above $475 per ounce, as fixed on the London Gold Bullion Market;

•	A local development tax of 0.4 percent is payable on gross sales revenue;
•	Salaries of expatriate employees are subject to a 10 percent income tax;
•	Mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
•	SAG is committed to adopting and progressively implementing a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.

The Convention de Base is subject to early termination if both parties formally and expressly agree to it, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by AngloGold Ashanti’s subsidiary; or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

New Mining Code

Pursuant to the New Mining Code, existing mining titles in effect on the date on which the New Mining Code comes into force remain valid for their duration and for the substances for which they have been issued.

The New Mining Code provides for the establishment of a State mining company which will hold the interests that the State has in all the mining companies present in Guinea. The granting of a mining title by the State gives rise to a State shareholding of 15 percent in the mining company, which may not be diluted. This interest is acquired upon signing of the mining title and no financial contribution may be requested from the State in return. The State further reserves the right to acquire an additional share of 20 percent in cash in accordance with the terms established with each company concerned, which could bring the total shareholding of the State to 35 percent.

The provisions contained in the New Mining Code concerning mining tax, customs duties, transparency, anti-corruption and labor (Mandatory Provisions) shall apply within 60 days following the effective date of the New Mining Code to all mining companies having reached the exploitation phase. The New Mining Code does not provide for transitional, stability or harmonization provisions concerning these Mandatory Provisions. To the extent that non-mandatory provisions of the New Mining Code are inconsistent with the Convention de Base, the Government of Guinea and AGA are required to work together as soon as possible after the New Mining Code comes into force to harmonize the Convention de Base with the New Mining Code.

The aforementioned Mandatory Provisions may be applicable to AGA as it is currently in exploitation phase. To date, AGA has not received any formal communication from the Government of Guinea relating to the renegotiation of its Convention de Base.

The New Mining Code also contains a formal commitment to the principles of the Extractive Industries Transparency Initiative (EITI). The EITI sets a global standard for oil, gas and mining companies to publish what they pay and for governments to disclose what they receive. In addition to binding the government to EITI, the code requires all mining companies working in Guinea – even those from countries that have not committed to EITI – to respect the initiative's principles and processes.

Mali

Mineral rights in Mali are governed by Ordinance No. 99-32/P- RM of August 19, 1999 enacting the mining code, as amended by No. 013/2000/P-RM of February 10, 2000 and ratified by Law No. 00-011 of May 30, 2000 (the Mining Code), and Decree No. 99-255/P-RM of September 15, 1999 implementing the Mining Code.

Prospecting activities are carried out under prospecting authorizations (authorization de prospection). The authorizations give an individual or corporate entity the exclusive right to carry out prospecting activities over a given area for a period of three years renewable without a reduction in the area covered by the authorization. Exploration activities may be carried out under exploration permits (permis de recherche). The latter are granted to corporate entities only by order of the Minister of Mines. Exploration permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal requires the permit holder to relinquish 50 percent of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.

An exploitation permit (permis d’exploitation) is required to mine a deposit located within the area of a prospecting authorization or an exploration permit. The exploitation permit grants an exclusive right to prospect, explore and exploit the named substances for a maximum period of 30 years renewable three times for an additional 10 years. The exploitation permit is granted only to the holder of an exploration permit or of a prospecting authorization and covers only the area governed by the exploration permit or the prospecting authorization. An application must be submitted to the Minister of Mines and to the National Director of Mines.

As soon as the exploitation permit is granted, the permit holder must incorporate a company under the law of Mali. The permit holder will assign the permit for free to this company. The State will have a 10 percent free carried interest in the company. This interest will be converted into priority shares and the State's participation will not be diluted in case of an increase in capital.

Applications for exploitation permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed environmental study in respect of the impact of the project on the environment, a feasibility study and a bank deposit. The permit is granted by decree of the Head of Government. Refusal to grant a permit may only be based on two grounds: insufficient evidence to support the exploitation of the deposit or the failure of the environmental study.

Applications for prospecting authorizations and exploration permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed works and costs program, a map defining the area which is being requested and providing geographical coordinates, the exact details relating to the identity of the applicant and evidence of the authority of the signatory of the application. Such titles are granted by ministerial order. Any refusal to grant such titles shall be notified by letter from the Minister of Mines to the applicant.

All mining titles mentioned above require an establishment convention (convention d'etablissement) to be signed by the State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.

AngloGold Ashanti has interests in Morila, Sadiola and Yatela, all of which are governed by establishment conventions covering exploration, mining, treatment and marketing in a comprehensive document. These documents include general provisions regarding exploration (work program, fiscal and customs framework) and exploitation (formation of a local limited liability mining company, State interest, fiscal and customs framework governing construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programs for local labor, protection of the environment, reclamation, safety, hygiene and dispute settlement).

As the establishment conventions contain stabilization clauses, the mining operations carried out by the AngloGold Ashanti entities in Mali are subject to the provisions of the previous mining codes of 1970 and 1991 but also, for residual matters, to the provisions of the Mining Code of 1999.

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2024, 2020 and 2024, respectively.

Namibia

The Minerals (Prospecting and Mining) Act of 1992 (the MPM Act) provides that all rights to minerals in the Republic of Namibia vest in the State. The Mining Rights and Mineral Resources division of the Directorate handles all applications for and allocation of rights in relation to minerals in the Republic of Namibia.

Prospecting and mining activities are regulated by the MPM Act which, among others, provides for the granting, refusal, suspension and termination of rights in relation to minerals. The right to undertake prospecting and mining operations can only be acquired by virtue of one of the following mining titles:

•	Non-exclusive Prospecting Licenses;
•	Reconnaissance Licenses;
•	Mining Claims;
•	Exclusive Prospecting Licenses;
•	Mineral Deposit Retention Licenses; and
•	Mining Licenses.

To enable a company to prospect or mine, the Ministry of Mines and Energy may grant an Exclusive Prospecting License (or a Mining Claim in some instances). Upon application and presentation of a feasibility study, the Ministry then grants a Mining License. Licensing decisions take into account the abilities of the company (including its mining, financial and technical capabilities), projected rehabilitation programs and the payment of royalties. Mining Licenses are only awarded to Namibian citizens and companies registered in Namibia, which includes foreign companies registered with the Namibian registrar of companies.

In 2011, the government adopted the New Equitable Economic Empowerment Framework (NEEEF). The objectives of the NEEEF are aimed at redressing past inequalities and providing measures for empowerment. No legislation implementing the NEEEF has to date been enacted. In addition, the Chamber of Mines is in the process of negotiating its own charter with the government.

AngloGold Namibia (Pty) Ltd was granted the necessary licenses in respect of its mining and prospecting activities in Namibia. Its current 15-year Mining License expires in October 2018. An application has been submitted to the Ministry of Mines and Energy for the extension of the aforementioned Mining License to 2030. This application includes the mining area known as the Anomaly 16.

Taxes

The Namibian Government appears to have withdrawn or deferred the mining tax proposals that it made in 2011. These proposals included, amongst others, a requirement for mines to pay a value added tax of 15 percent on the export value of unprocessed minerals, a 5 percent export duty and an increased corporate tax rate of 44 percent, up from 37.5 percent. The minimum historic corporate tax rate on mining companies is 25 percent. Most mining companies currently pay between 25 and 40 percent, with diamond mines taxed at 55 percent. A corporate tax of 40 percent applies to profits from non-mining activities. There is a 10 percent withholding tax on interest earned by foreigners on their deposits held with Namibian banks or unit trust schemes. There is also a 25 percent withholding tax on certain services, management and consultancy fees rendered by foreigners.

An amount received from the sale or other disposal of a mineral license or the shares in a company holding a mineral license is deemed to be an income source in Namibia for purposes of calculating income tax, regardless of where the transaction takes place.

Royalties

In 2008, the Government confirmed a royalty schedule that originally had been introduced in 2004. Since then all mining companies, at the discretion of the Minister of Mines and Energy, pay a royalty of between 3 percent and 10 percent on the market value of base, precious, and rare metals and non-nuclear mineral fuels. AGA currently pays a royalty of 3 percent. The government also introduced a windfall royalty, which is payable at the discretion of the Minister, and a new type of royalty in respect of all minerals other than precious stones and dimension stones, which might function as a penalty royalty. For example, this penalty may be imposed on minerals that are not in their most refined state that have been or are about to be exported and are of such a nature that their value can be increased by way of a practical and economical refining process that is available in Namibia.

Tanzania

Mineral rights in the United Republic of Tanzania are principally governed by the Mining Act of 2010 (the Mining Act), and the Mining Regulations, 2010. The Mining Act and the Regulations came into force in November 2010. Ownership of and control over minerals on, in or under the land vest in the President of the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except pursuant to the authority of a mineral right license granted, or deemed to have been granted, under the Mining Act or its predecessor acts.

To enable a company to prospect or mine, the Ministry of Energy and Minerals (the MEM) initially grants an exclusive prospecting license. Upon presentation of a feasibility study, together with certain other environmental, social and financial assurances, the MEM may then grants a form of license for mining. Licensing decisions take into account the abilities of the company (including its mining, financial and technical capabilities), projected rehabilitation programs, environmental compliance and the payment of royalties.

The following licenses can be applied for under the Mining Act:

Licenses for Exploration:

•	Prospecting license;
•	Gemstone prospecting license; and
•	Retention license.

Licenses for Mining:

•	Special mining license (if the proposed capital investment is equal to at least US$100 million);
•	Mining license (if the proposed capital investment is equal to between US$100,000 and US$100 million); and
•	Primary mining license (reserved for Tanzanian citizens).

Licenses for Ancillary Activities:

•	Processing license;
•	Smelting license; and
•	Refining license.

For purpose of AngloGold Ashanti’s Geita Gold Mine, only prospecting, retention and special mining licenses are relevant.

A prospecting license grants the holder the exclusive right to prospect in the area covered by the license for all minerals within the class of minerals applied for. The classes that can be applied for include (amongst others):

•	metallic minerals;
•	energy minerals;
•	gemstones other than kimberlitic diamonds; and
•	kimberlistic diamonds.

An application for a prospecting license is made to the Commissioner for Minerals and the license is valid for a period of four years. Thereafter, the license is renewable for three further periods – the first period being for three years and the second and third periods being for two years each. Upon each renewal, 50 percent of the area covered by the license must be relinquished. A company applying for a prospecting license must, inter alia, state the financial and technical resources available to it.

If the holder of a prospecting license has identified a mineral deposit within the prospecting area that is potentially of commercial significance but that cannot be developed immediately because of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention license. A retention license can also be requested from the Minister after the expiry of a prospecting license period, for reasons ranging from financial to technical considerations. A retention license is valid for a period not exceeding five years and is thereafter renewable for a single period of five years. The advantage of converting a prospecting license into a retention license is that the MEM may not revoke a retention license if the license holder fails to meet its obligations within the time frame agreed on application for the license (as would be the case with a prospecting license).

Holders of prospecting or retention licenses over a tenement will not automatically have first right to any mining license granted over that tenement. However, in practice, they will be best positioned to meet the requirements to be granted a form of license for mining.

Mining is mainly carried out through either a mining license or a special mining license, both of which confer on their holder the exclusive right to conduct mining operations in or on the area covered by the license. A special mining license is granted for the shorter of either the estimated life of the ore body indicated in the feasibility study report or such period as the applicant may request. It is renewable for a further period not exceeding the estimated life of the remaining ore body.

Except in the case of a special mining license, a mineral right may be freely transferred by its holder (in whole or in part) to another person or entity without requiring consent from the MEM. However, the Commissioner for Minerals must be notified of any transfer of a prospecting or retention license and will refuse to register the transfer unless the transferee proves that it meets the financial and technical capability criteria required to apply for such licenses. The assignment of a special mining license generally requires the prior consent of the MEM, such consent not to be unreasonably withheld or delayed. There are limited exceptions to the requirement for the Minister’s consent (such as transfers to an affiliate company of the license holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations).

Special mining licenses have certain fiscal and other advantages over mining licenses, as the holder of a special mining license may enter into a mining development agreement with the government of Tanzania to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts and a special mining license holder may, in certain circumstances, unilaterally amend the program of the mining operations agreed with the MEM.

AngloGold Ashanti has concluded a development agreement with the Ministry and was issued a mining license for a period of 25 years, which expires in 2023.

AUSTRALASIA

Australia

In Australia, with a few exceptions, all onshore minerals are owned by the Crown (in right of the State). The respective Minister for each State and Territory is responsible for administering the relevant mining legislation enacted by the States and Territories.

Native Title legislation applies to certain mining tenures within Australia. Australia recognizes and protects a form of Native Title that reflects the entitlement of Aboriginal people to their traditional lands in accordance with their traditional custom and laws. Should Native Title claims or determinations exist, certain Native Title processes and procedures will apply under the Native Title Act 1993 (Cth) before the tenure is granted. Tenure may be granted subject to conditions relating to Native Title rights. In the mining context, Native Title matters are managed as part of the tenement grant process. If disputes arise in relation to the grant of a particular tenement, they can be referred to the National Native Title Tribunal, established under the Native Title Act, for resolution.

Other Federal and State Aboriginal heritage laws operate in parallel to the Native Title legislation. They exist predominantly for the purposes of protecting Aboriginal sites and areas of significance from disturbance. To date, there has not been any significant impact on any of AngloGold Ashanti’s tenure due to Native Title or Aboriginal Heritage legislation.

AngloGold Ashanti’s operating properties are located in the state of Western Australia where tenure is issued under, and mining operations are governed by, the Mining Act 1978 (WA). The most common forms of tenure are exploration and prospecting licenses, mining leases, miscellaneous licenses and general purpose leases. In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit in the area covered by the exploration license and complies with the conditions of the grant, the holder of the exploration license has a priority right against all others to be granted a mining lease which gives the holder exclusive mining rights with respect to minerals on the property. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

Mining tenures will be granted with conditions relating to protection of the environment. Exploration and mining operations may also require separate approval from the State, Territory or Federal Environment Minister under environmental impact assessment and protection legislation prior to commencement. Further, an operating license under the State or Territory environmental protection legislation may also be required for certain mine processing or mining-related operations.

It is possible for an individual or entity to own an area of land and for another individual or entity to be granted the right to explore for or mine any minerals located on or under the surface of the same area. Typically, the maximum initial term of a mining lease is 21 years and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the discretion of the respective State or Territory’s minister responsible for mining rights. In Western Australia, mining leases can only be assigned with the prior written consent of the minister.

Government royalties are payable by the holder of mining tenure in respect of minerals obtained from the relevant area of land, at the rates specified in the relevant legislation in each State or Territory. The royalty on gold production in Western Australia is payable quarterly at a fixed rate of 2.5 percent of the royalty value of gold metal produced and sold. The royalty value is calculated by multiplying the amount of gold produced during a given month by the average gold spot price for that month. In addition, the holder of mining tenure may be required to pay annual rent in respect of the tenure. In Western Australia there is a minimum annual expenditure requirement for prospecting and exploration licenses and mining leases. Exemptions from the expenditure requirement can be obtained if certain conditions are satisfied.

AngloGold Ashanti has been granted 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations and accordingly it has, together with its joint venture partners where applicable, the exclusive right to mine in those areas. Both the group and its joint venture partners are fully authorized to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti’s operations in Australia.

AMERICAS

Argentina

Land ownership & mining rights

The Argentine Mining Code governs mining activity in the country. Special regimes exist for hydrocarbons and nuclear minerals. In the case of most minerals, the Mining Code establishes that the owner of the land is not the owner of the mineral rights; these are held by the national or provincial governments (depending on the location of the minerals). The national or provincial government, as applicable, is required by the Argentine Mining Code to grant whomever discovers a new mine title to the mining concession.

The Argentine Mining Code regulates exploration permits and mining concessions. Exploration permits grant their holders exclusivity rights to any mineral discoveries, including those made by a third party within the exploration area covered by the permit. Exploration permits are limited in time and as to the extent of the exploration area, are subject to the payment of a single-time fee, and also require a minimum exploration work program and schedule to keep the permit in force.

The Argentine Mining Code also regulates mining concessions, or exploitation rights. Priority for receiving a mining concession is given to the registered discoverer of the mine, which holds the exploration permit. Once the application for a mine has been submitted, the applicant may commence works and must submit a legal survey of the units requested for the new mine. The application and the legal survey may be opposed by third parties following specific proceedings set forth in the Argentine Mining Code. Approval and registration of the legal survey by the Provincial mining authority constitutes formal title to the mining concession.

Any mining company wishing to commence or modify any mining-related activity, as defined by the Argentine Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, is required to prepare and submit to the competent Provincial environmental authority an Environmental Impact Assessment (EIA) prior to commencing the work. Each EIA is required to describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. If accepted by the competent authority, the EIA is used as the basis to create a Declaration of Environmental Impact (DEI) to which the mining company is required to adhere during the mining-related activity at issue. The DEI is required to be updated at least on a bi-annual basis. Sanctions and penalties for non-compliance with the DEI are outlined in the Environmental Protection section of the Argentine Mining Code, and may include warnings, fines, suspension of quality certifications, restoration of the environment, temporary or permanent closure of activities, and withdrawal of authorization to conduct mining-related activities.

Holders of mining concessions must comply with three main conditions: payment of an annual fee, investment of a minimum amount of capital, and the carrying out of a reasonable level of exploitation. Failure to do so could lead to forfeiture of the mining concession, which would then revert back to the Province.

In the case of Cerro Vanguardia, AngloGold Ashanti’s operation in Argentina, the mining concession holder is AngloGold Ashanti’s partner, Fomento Minero de Santa Cruz S.A. (“Fomicruz”). On December 27, 1996, Fomicruz entered into a usufruct agreement whereby Cerro Vanguardia S.A. was granted an irrevocable right to exploit the Cerro Vanguardia deposit for a 40-year period, which expires on December 27, 2036. Cerro Vanguardia S.A. is an Argentine company controlled by AngloGold Ashanti, with Fomicruz as minority shareholder.

In addition to the Argentine Mining Code, between 1993 and 1995, Argentina implemented several federal laws to offer foreign companies attractive incentives for exploration and mining in Argentina, the Mining Investment Law (Law No. 24, 196, as amended, and related legal provisions) being the most important one. Such incentives include, among others, import duty exemptions, accelerated depreciation of fixed assets, a 3 percent cap on Provincial royalties, value added tax refunds for exploration-related expenses incurred by companies registered under the Mining Investment Law, and, subject to the filing of a feasibility study for the relevant mining project, a 30-year stability as to tax, customs and foreign exchange duties. Cerro Vanguardia S.A. obtained its tax, customs and foreign exchange stability certificate in 1996.

Recent and potential regulatory changes

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, banning new mining exploration and exploitation activities on glaciers and “peri-glacial” areas. The law also subjects the ongoing mining activities to an environmental audit. If such audit results in material impacts on glaciers and “peri-glacial” areas, the relevant authority is empowered to take action, including suspension or relocation of the activity. The law establishes a broad definition of “peri-glacial” areas that, together with glacial areas, must yet be surveyed by an existing national Government Agency specifically appointed to this end. The constitutionality of the law has been challenged by the Province of San Juan (which hosts large mining projects) resulting in the granting of injunctions that have suspended the application of the law in that Province. The National Supreme Court of Justice of Argentina presides over the case, which is in its early stages.

On October 26, 2011, Decree 1722/2011 (the “Repatriation Decree”) was issued, which imposes on oil, gas and mining companies operating in Argentina the obligation to repatriate all the proceeds of their exports from Argentina and to exchange such proceeds for Argentine legal currency in the domestic banking system. All exporters, other than oil, gas and mining companies, have been operating under such regime since late 2001. Mining companies, on the other hand, were entitled to two exceptions: (i) a decree of 2003 applicable to mining companies with tax, customs and foreign exchange stability certificates obtained prior to the date on which such a decree was enacted (which is the case of Cerro Vanguardia S.A.); and (ii) a decree of 2004 applicable to mining companies with tax, customs and foreign exchange stability certificates obtained after the date on which such decree was enacted. Both exceptions have not been formally superseded by the Repatriation Decree, but appear to conflict with it, and such conflict may result, in some cases, in a violation of mining companies’ rights under the Mining Investment Law.

On December 27, 2011, the Argentine National Congress passed Law 26,737 which implemented a set of rules restricting the ownership of rural land by foreigners (including foreign individuals or any kind of legal entity controlled by foreign individuals or legal entities). The main restrictions are as follows: (i) foreigners cannot own in the aggregate more than 15 percent of the entire rural land of Argentina, the same cap being applicable to each province and municipality; (ii) foreigners will not be allowed to purchase more than 1,000 hectares in the so-called “zona nùcleo”, which comprises the main agricultural areas of central Argentina or an “equivalent” surface depending on the location of the land and its productive potential; and (iii) foreigners will not be allowed to buy land that contains, or is adjacent to, relevant and permanent water bodies (such as rivers and lakes). Although exploration permits and mining concessions are not the subject matter of the restrictions placed by this law, certain rights granted to foreign mining companies under the Argentine Mining Code may be restricted by this new law. For example, the right that holders of mining concessions currently have to force the surface owner to sell the land to the holder of the mining concession might be restricted if the concession holder is a foreign individual or a legal entity controlled by foreigners.

Ten provinces in whose territories the main mining projects of Argentina are located, signed a document with the Federal Government entitled Federal Mining Agreement, or FMA. The purpose of the FMA is, among other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, among them Santa Cruz Province (through Fomicruz), in the Cerro Vanguardia project. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies in order to finance education, health and other programs. Increase in royalty rates is not specifically contemplated in the FMA. The Provinces that signed the FMA had previously formed a special association of provinces, supported by the National Government.

In Argentina, the current regulatory regime of royalty payments is expected to change and several different options and payment thresholds have been discussed. However, no immediate change is anticipated.

Brazil

Land ownership and mining rights

General legal aspects

The Brazilian Constitution of 1934 states that, for purposes of exploration and exploitation, deposits and other mineral resources constitute property separate from the soil and belong to the Federal Union. Exploration and exploitation of such mineral resources may take place only with the Federal Union’s authorization or concession and in such a way as to protect the national interest. Federal law sets out penal and administrative sanctions for conduct and activities deemed to be harmful to the environment.

In Brazil, the National Department of Mineral Production (DNPM) is the State body within the Mines and Energy Ministry (MME) that is responsible for: (i) the registration of mining titles, (ii) the grant of authorizations and concessions, (iii) the supervision of mining activities and mining titleholders, and (iv) the issuance of supplementary rules in relation to mining activity.

Under the current Mining Code, there are two kinds of mines: (i) claimstake mines (“Minas Manifestadas”), for which rights were acquired before 1934 and exist independently of any mining license or authorization from the Federal Government, and (ii) granted mines, which are those that rely on grants from the Federal Government for mineral exploration or exploitation (pursuant to the Constitution). All of AngloGold Ashanti’s operations in Brazil are granted mines.

Mining activities in granted mines must be performed in two defined stages: (i) exploration, which entails defining and evaluating the deposit and determining the feasibility of exploitation, and (ii) exploitation, which involves coordinating operations aimed at the industrial exploitation of the mineral deposit, from the extraction of useful minerals to their processing. Exploration authorizations issued by DNPM are valid for one to three years. Extensions can be obtained if necessary. In contrast, exploitation rights, once granted, are valid for the lifetime of the deposit, provided the mining titleholder complies with all legal requirements. Pursuant to these requirements, for example, titleholders must (i) start work on mineral exploitation within six (6) months from the date of publication of the Exploitation Concession, (ii) continue their mining activities until the mineral deposit has been exhausted, in accordance with the Economic Exploitation Plan (Plano de Aproveitamento Econômico) approved by DNPM and (iii) refrain from suspending mining activities without prior notice to DNPM.

During the exploration period, the mining titleholder has to pay an Annual Rate per Hectare (TAH – Taxa Anual por Hectare), subject to a maximum value set by law. In the exploitation period, regardless of the legal regime governing the project (whether claimstake or granted mines), the mining titleholder has to pay the Financial Compensation for Exploiting Mineral Resources (CFEM – Compensação Financeira pela Exploração Mineral). The CFEM is currently calculated based on revenues, minus some deductions authorized by mining law.

At the end of 2011 and the beginning of 2012 the States of Minas Gerais, Pará and Amapá created a new tax (duty) on research, extraction and exploration activities as well as on the use of mineral resources carried out in those States. This tax could range from BRL3.00 to BRL6.50 per ton. In the State of Minas Gerais, however, gold ore was exempted from the collection of this new duty.

Potential regulatory changes

The Federal Government is contemplating changes to mining legislation. Its goals would be to (i) strengthen the role of the Federal Government in regulating the mining industry, (ii) attract more and better investments to the mineral sector, (iii) encourage maximal use of mineral reserves and (iv) encourage members of the industry to add value to mineral products.

The government’s proposals have institutional, legal and financial facets. Institutionally, the proposals would create a National Council of Mineral Policy to advise the Presidency of Brazil and the MME on, and develop guidelines and directives for, the mining sector. They would also transform the DNPM into a regulatory agency with negotiation and inspection powers.

On the legal front, the proposals would change the rules governing access to mining titles. While exploration authorizations would be effective for a longer period of five (5) years, they would be renewable for only one extra year, at the discretion of authorities. Companies would also have to demonstrate that they are investing in exploration activities on a yearly basis. Exploitation rights would be limited to 35- or 40-year grants renewable at the discretion of authorities. The granting of rights would become a more discretionary process and would result in a Formal Adhesion Contract for Exploitation rather than in an open-ended concession.

On the financial front, the proposals would raise CFEM rates for trade in gold ore from 1 percent on net invoicing to 2 percent on gross invoicing. They would also create new calculation methods and incidence hypotheses, notably with regard to transactions between related parties.

Colombia

Land ownership and mining rights

In Colombia, all mineral substances are the property of the State of Colombia. The underlying principle of Colombian mining legislation is first-in-time, first-in-right.

Mining activities are regulated by the Mining Code, Act 685, 2001. Amendments to the Mining Code enacted in 2010 pursuant to Act 1382 were found unconstitutional. The Constitutional Court stayed its ruling for two years to give the government the opportunity to present a new law. The government is expected to make its new changes to the Mining Code public in the second half of 2012.

The filing of an exploration and exploitation proposal triggers a right of preference to obtain rights over the targeted area, provided it is available. Such area cannot exceed 10,000 hectares. Upon receipt of a proposal, the relevant government agency determines whether another proposal or contract already governs the area. If there are no pre-existing claims, the government agency grants the applicant a “free zone”.

The concession contract

The government agency grants exclusive concession contracts for exploration and exploitation. Such concessions allow concessionaires to conduct the studies, works and installations necessary to establish the existence of minerals and to organize their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover any possible environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding works and installations. An environmental impact study must also be filed and approved in order for the concessionaire to receive an environmental license prior to beginning construction and development.

The initial term of concessions is 30 years. To receive an extension, a concessionaire must file a request two years before the termination of the initial term, and must substantiate the application with economic, environmental and technical information. Because the extension is not automatic, the concessionaire must renegotiate the conditions of the grant. The term of a concession and all the contractual obligations that arise from it are deemed to take effect as of the date of registration of the contract at the National Mining Register.

AngloGold Ashanti’s core mining concession contracts at the La Colosa project provide that Ingeominas, the Colombian regulatory agency for mining activities, has the discretion to declare the underlying concession void if AngloGold Ashanti Colombia S.A. (AGAC) breaches applicable environmental laws or regulations. If Ingeominas were to exercise such discretion against AGAC, AGAC would be required to abandon the La Colosa project and all of its other existing mining concession contracts. Pending proposals for new mining concession contracts would also be canceled and AGAC would be banned from doing business with the Colombian government for a period of five years. As a result, AGAC would be unable to conduct any mining exploration or development activities during such period. However, this would not affect other AngloGold Ashanti subsidiaries operating in Colombia, which hold singularly or in concert with joint venture partners the majority of the company’s concession contracts in Colombia.

There are some areas where mining activity is prohibited. These areas are:

•	National parks;
•	Regional parks;
•	Protected forest reserves;
•	Paramus (included in Act 1382, introduced in 2010); and
•	Wetlands, pursuant to the Ramsar Convention.

Some forest reserves are not ‘protected’, but are set aside for active forestry purposes. Such forest reserves must be ‘extracted’ after initial prospection, meaning that the concessionaire must obtain a specific permit to partially and temporarily change the use of the soil before pursuing exploration activities.

Cannon fees and royalties

Cannon fees are due from the moment the area is declared available for the company (rather than from the time the concession contract is signed). Such fees change based on the number of years that the company has been a concessionaire, as follows:

•	From 1 to 5 years: approximately $9.00 per hectare per year.
•	For years 6 and after, approximately $11.00 per hectare per year.

Once exploration is complete and the mining infrastructure is in place, the concessionaire must begin paying royalties. Royalties paid to the Colombian government consist of a percentage of the primary product and sub-products being exploited. For gold, the percentage to be paid is 4 percent.

Potential regulatory changes

In 2012, the government is expected to modify the process for obtaining a mining concession. Instead of using a first-in-time, first-in-right approach in all cases, the government plans on subjecting some areas to a bidding process open to any qualified entity.

United States of America

Land ownership & mining rights

Mineral and surface rights in the United States are owned by private parties, state governments or the federal government. Although not the case at Cripple Creek & Victor Gold Mining Company’s (CC&V) Cresson Project, the majority of land utilized for precious metals exploration, development and mining in the western United States is owned by the federal government. The right to mine on such land is governed by the General Mining Law of 1872, as amended (General Mining Law). The General Mining Law allows mining claims on certain federal lands upon the discovery of a valuable mineral deposit and proper compliance with claim location requirements. Until 1993, unpatented mining claim holders could apply for patents to their claims from the federal government, and, if granted, those patented mining claims became private lands owned by the mining claimant, limited only by reservations and restrictions contained in the patent from the federal government, and subject to the same permitting, environmental and reclamation laws and regulations as other private lands.

Individual states, including Colorado, typically follow a leasing system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. CC&V’s Cresson Project covers approximately 7,100 acres, the vast majority of which consists of owned, patented mining claims from former public lands, with a small percentage of private and state lands, some of which are critical to the Cresson Project, being leased. All of the Cresson Project’s current reserves are within the patented claims.

State permitting and reclamation

In addition to the permits required in connection with the laws and regulations described above, CC&V’s Cresson Project is subject to a number of state and local permitting requirements, including permitting requirements imposed by the Colorado Mined Land Reclamation Act (MLRA) and Teller County. Under the MLRA, the Colorado Mined Land Reclamation Board (MLRB) issues and enforces mining and reclamation permits for all non-coal mines in Colorado on state, federal or private lands. In carrying out the statutory requirements of the MLRA, the MLRB (i) reviews mine permit applications and amendments and related matters, (ii) inspects active mine sites and prospecting sites and (iii) ensures financial warranties are posted for the actual cost of reclamation.

CC&V’s Cresson Project is currently operating under a permit generally referred to as mine life extension one (MLE1) issued by the MLRB and Teller County. Among other things, MLE1 permits CC&V to continue active mining at the Cresson Project through 2016 and imposes reclamation requirements on CC&V, including requiring (i) the stabilization and re-vegetation of disturbed lands, (ii) the control of storm water and drainage from portals and waste rock dumps, (iii) the removal of roads and structures, (iv) the treatment and the elimination of process solutions, (v) the treatment of mine water prior to discharge into the environment, and (vi) visual mitigation.

Potential regulatory changes

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Among the significant features contained in previously proposed legislation were a production royalty obligation, new and more stringent environmental standards and conditions, additional reclamation requirements, extensive new procedural steps which would likely result in delays in permitting, and granting counties the ability to petition the Secretary of the Interior to make certain areas unavailable for the location of unpatented mining claims. The ultimate content of future proposed legislation, if enacted, is uncertain. If any of the above-referenced provisions were imposed, CC&V’s operations could be adversely affected. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future.

MINE SITE REHABILITATION AND CLOSURE

Closure, an integral part of operations

All mining operations eventually cease. An integral aspect of operating our mines is the on-going planning for closure planning, together with estimates of associated liability costs and the assurance of adequate financial provisions to cover these costs.

A group closure and rehabilitation management standard was completed in 2009 and all operations were required to comply with the standard by December 2011. The Continental Africa operations have been granted an extension to December 2012.

Closure planning is an activity that starts at the exploration and mine design stage and continues throughout the life of mine:

•	The evaluation of new projects takes into account closure and associated costs in a conceptual closure plan.
•	Our standard requires that an interim closure plan be prepared within three years of commissioning an operation, or earlier if required by legislation.
•

This plan is reviewed and updated every three years (annually in the final three years of a mine’s life) or whenever significant changes are made, and takes into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in practice.

For many of the older mines, closure planning and the evaluation of environmental liabilities is a complex process. This is particularly so in Brazil, Ghana and South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more.

A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operational. This practice serves to decrease the current liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilize reserves, which the company might wish to exploit should conditions, such as the gold price, change.

Our closure standard stipulates that closure planning must be undertaken in consultation with the community. In the course of these consultations, different issues are raised which require site-specific solutions. Livelihood preservation and infrastructure are often key requirements. Local people, who were previously employed at the mine, may receive education and training so as to seek viable employment alternatives. Communities also require information on rehabilitation of the landscape and on any lasting environmental impacts.

Our long-term remediation obligations include decommissioning and restoration liabilities relating to past operations, and are based on our environmental management plans and comply with current environmental and regulatory requirements.

Provisions for remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. These costs are based on facts currently available, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted, and previous experience in the remediation of contaminated sites.

Provision for restoration and decommissioning costs are made at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and discounted at a pre-tax rate that reflects current market assessments of the time value of money. An assessment of closure liabilities is undertaken annually.

Discounted closure liabilities (excluding joint ventures) increased from $530 million in 2010 to $653 million in 2011. This change is largely attributable to a change in mine plans resulting in accelerated cash flows, change in economic assumptions and discount rates, change in design of tailings storage facilities and change in methodology following requests from the Ghana Environmental Protection Agency.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

In addition to post-mining land reclamation and closure requirements, AngloGold Ashanti is subject to extensive environmental, health and safety (EHS) laws and regulations in the various jurisdictions in which the company operates. These requirements govern, among other things, extraction, use, conservation and discharge of water; air emissions (including dust control); regulatory and community reporting; clean-up of contamination; worker health and safety and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as acids, radioactive materials, and mine tailings. In addition, environmental laws and regulations, including the requirements contained in environmental permits, are generally becoming more restrictive or more strictly enforced. Significant EHS requirements, risks and trends affecting our mining and processing operations are described below. For additional discussion of EHS performance on a mine-by-mine basis, see “Item 4B.: Business overview – Operating performance.”

Regulatory Compliance

Capital and operating costs to comply with EHS laws and regulations have been, and are expected to continue to be, significant to AngloGold Ashanti. AngloGold Ashanti could incur fines, penalties and other sanctions, clean-up costs, and third-party claims for personal injury or property damages; suffer reputational damages; and be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations or liabilities under EHS laws and regulations. Failure to comply with applicable EHS laws and regulations may result in the suspension or revocation of permits. AngloGold Ashanti’s ability to obtain and maintain permits and to successfully operate in particular communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities.

AngloGold Ashanti is involved in two EHS-related legal proceedings in Colombia. See “Item 8A.: Financial information – Legal proceedings” for details.

Water Management

AngloGold Ashanti’s mining and processing operations are heavily dependent upon access to substantial volumes of water required for such operations. Typically, water-use permits or water rights in each country impose limits on the quantity of water that can be extracted from certain sources and require, among other things, that wastewater from mining operations meet certain water quality criteria upon discharge. Water quality and usage are areas of concern globally, but are particularly significant for operations in Ghana and South Africa, and for exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure to secure access to suitable water supplies, or achieve and maintain compliance with the requirements of the permits or licenses, could result in curtailment or suspension of production at the affected operation. Incidents of water pollution or shortage can, in extreme cases, lead to community protest and ultimately the withdrawal of community and government support for our operations.

Where feasible, we operate a “closed loop” system, recycling the water used in our operations without discharging it to the environment. In some areas, however, such as Ghana, high levels of rainfall and surface water runoff mean that a closed loop system is not feasible and that discharges, after water treatment, must take place. During 2011, we commissioned a reverse osmosis plant in the northern section of the Obuasi mine which functions in conjunction with complementary water treatment technologies to ensure that water released is compliant with Ghana’s water quality standards. At the southern section of the mine, additional equipment was commissioned in 2011 to increase the volume of water that can be recycled into the production process. At the Iduapriem mine, a plant extension was commissioned to ensure that the operation can release excess water while meeting effluent discharge standards.

Waste Management

Mining and mineral processing operations generate waste rock and tailings.

During open-pit mining, large volumes of soil and/or rock (overburden) are generated to expose the orebody. Similarly, waste rock is generated during drilling and developing access to underground ore bodies. Overburden and waste rock typically contain sub-economic levels of gold and are deposited as large waste rock dumps. Mine tailings are the process effluents generated once grinding and extraction of gold from the ore is completed in the milling process and are deposited as slurry in large storage facilities specifically designed for this purpose.

The impact of a breach, leak or other failure of a tailings storage facility can be significant, and the company therefore monitors such facilities closely to ensure that their management is in accordance with national regulatory requirements and commitments made to local communities. The occasional well-publicized failure of a tailings facility and the potential impact of such failure also mean that these facilities are generally tightly regulated. An incident at our operations could result, among other things, in enforcement, obligations to remediate environmental contamination, and claims for property damage and personal injury. Even an incident at another company’s operations has potential to result in governments tightening regulatory requirements and restricting mining in response.

Groundwater Impacts and Environmental Remediation

AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the impact and to find sustainable remediation solutions. Based on those studies as well as discussion with regulators, the company has taken steps, including monitored natural attenuation and phyto-technologies, to reduce seepage and to address soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation. Should these costs be significant, this could have a material adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.

In addition, as AngloGold Ashanti has a long history of mining operations in certain regions, issues may arise regarding historical as well as potential future environmental impacts to those areas. For example, certain parties, including NGOs, community groups and institutional investors, have raised concerns about surface and groundwater quality, among other issues, in the area surrounding the company’s Obuasi and Iduapriem mines in Ghana, including potential impacts to local rivers and wells used for water from heavy metals, arsenic and cyanide as well as sediment and mine rock waste. Following temporary shutdowns at both mines in 2010, the company has made improvements in effluent quality management and constructed new tailings impoundments to reduce the risk of incidents that have the potential to degrade local water sources. AngloGold Ashanti is continuing to investigate allegations of impacts by the company’s operations on water quality in mining areas and to consider, as appropriate, potential additional responsive actions such as remediation, engineering and operational changes at the mine sites and community outreach programs.

In addition, AngloGold Ashanti has identified a flooding and future pollution risk to deep groundwater in the Klerksdorp and Far West Rand goldfields in South Africa. AngloGold Ashanti’s Vaal River operations are part of the Klerksdorp goldfield and its West Wits operations are part of the Far West Rand goldfield. Various studies have been undertaken by AngloGold Ashanti since 1999 to better understand groundwater conditions in mined-out workings, including potential groundwater infiltration and acidification concerns. Due to the interconnected nature of underground mining operations in South Africa, any proposed solution needs to be a combined one supported by all the companies owning mines located in these goldfields. As a result, the South African Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation. If material, obligations for this matter could have an adverse impact on AngloGold Ashanti’s financial condition.

Climate Change and Greenhouse Gas Regulation

Greenhouse gases, or GHGs, are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases power. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord and the Durban Platform, are in various phases of discussion or implementation in the countries in which the company operates. In particular, the Durban Platform extends the Kyoto Protocol for up to eight years and commits all parties to the UN climate convention to develop a global mitigation regime which could take effect in 2020, with the specific terms of that legally binding accord, including individual targets, to be finalized by 2015. These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the company. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements.

For example, the Australian government approved legislation that will implement a carbon trading scheme commencing in July 2012. Under the applicable requirements, approximately five hundred of Australia’s biggest emitters, including AngloGold Ashanti, will pay A$23 per tonne of carbon dioxide generated from July 2012. The charge will increase by 2.5 percent each year until 2015, when it will be set by the market under a trading scheme, similar to the existing Emissions Trading Scheme in the European Union.

In 2011, the South African government released a climate change response white paper. In February 2012, the South African Minister of Finance announced his intention to introduce a carbon tax in 2013, with a draft discussion paper setting out proposed details to be published in 2012. AngloGold Ashanti already pays a levy of ZAR0.025 per kilowatt hour of electricity that it purchases and that is generated from fossil fuels. The Minister of Finance also announced that this will increase to ZAR0.035 per kilowatt hour.

In 2010, Brazil launched sector-specific plans to meet a voluntary reduction target of 1.2 billion tonnes of CO2 by 2020. Amongst other plans, it is intended to reduce de-forestation in the Cerrado biome, where AngloGold Ashanti operates, by 40 percent and expand renewable energy production and energy efficiency programs. The decree also provided for a Brazilian GHG trading scheme, which is yet to be designed. While Brazil is not yet formally regulating GHG emissions at the national level, some state environmental agencies have requested companies to voluntarily submit GHG emissions management plans.

In addition, potential physical risks to our operations as a result of climate change include changes in rainfall rates or reduced water availability, rising sea levels, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage the company’s property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the company’s workforce and on the communities in the area around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.

Occupational Safety and Health and Tropical Diseases

AngloGold Ashanti’s operations are subject to a variety of laws and regulations designed to protect and improve the safety and health of employees. In some of the jurisdictions in which we operate, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, in particular, so-called Section 54 safety stoppages have become a significant issue. In 2011, the State Inspector of Mines ordered the shutdown of entire mines in cases of relatively minor violations, which had a material impact on production at these mines. In particular, the Inspector issued Kopanang 11 Section 54 directives during the year. Each directive resulted in Kopanang suspending operations either fully or partially in order to comply with the inspector’s recommendations on safety. A working group comprising the inspectorate, the mining industry and organized labor has been formed to address the trend of increasing safety stoppages. AngloGold Ashanti is also in the process of implementing an enhanced safety program, including improved incident investigation and reporting systems, which could result in significant additional costs for the company.

In addition, AngloGold Ashanti is subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss (NIHL) and occupational lung diseases (OLD), which include pulmonary tuberculosis (TB) from various causes and silicosis in individuals exposed to silica dust. This issue has been particularly prevalent in South Africa and has also arisen at the company’s Continental Africa and Brazilian operations, albeit to a lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and clinics, and continues to improve preventative occupational hygiene initiatives, such as implementing various dust control measures and supplying its employees with respiratory protection equipment. If the costs associated with providing such occupational health services, implementing such dust control measures or supplying such equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on the results of operations of AngloGold Ashanti and its financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

The South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD, and the Compensation for Occupational Injuries and Diseases Act (COIDA), that provides for compensation of non-miners who have OLD. It appears less likely that the proposed combination of the two acts will occur in the short to medium term, but some alignment of benefits may be considered in the future. COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD as well as the payment of medical expenses over the claimant’s lifetime. If the proposed combination of COIDA and ODMWA were to occur, this could further increase the amount of statutory compensation that miners employed by AngloGold Ashanti could claim, which consequently could have an adverse effect on AngloGold Ashanti’s financial condition.

On November 23, 2010, the Chamber of Mines of South Africa applied to the North Gauteng High Court for a declaratory order as to whether or not the Compensation Commissioner may include in the levy to be paid by any specific mine under ODMWA any amount that is intended to be used for funding benefits payable to: (1) ex-mine workers who had never worked at that mine; or (2) ex-mine workers who used to work at the mine, but no longer work at the mine. On April 29, 2011, the Honorable Judge Zondo dismissed the Chamber’s application with costs. The judge concluded that the Compensation Commissioner has authority under ODMWA to address an historical or actuarial deficit in the Compensation Fund by increasing the levy payable by current mines and works to cover the shortfall in respect of all ex-mine workers. The Chamber is considering whether to appeal the judgment. Should the Chamber’s appeal be unsuccessful this could further increase the levy payable by AngloGold Ashanti to the ODMWA fund, which could have material adverse effect on its business, financial condition or results of operations.

In October 2006, Mr. Thembekile Mankayi instituted legal action against AngloGold Ashanti in the South Gauteng High Court, claiming approximately R2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on a mine of Vaal Reefs Mining and Exploration Company Limited (Vaal Reefs). Vaal Reefs was renamed AngloGold Limited in 1998 and AngloGold Ashanti Limited in 2004. On June 26, 2008, judgment was rendered in the company’s favor on the basis that mine employers are indemnified under ODMWA and COIDA against claims by employees against employers for damages relating to compensable diseases. Mr. Mankayi’s appeal to the Supreme Court of Appeal of South Africa was dismissed. On August 17, 2010, the Constitutional Court of South Africa heard Mr. Mankayi’s application for leave to appeal to the Constitutional Court. The Constitutional Court rendered its decision on March 3, 2011, granting the application for leave to appeal and then addressing the matter as a full appeal. The Constitutional Court rejected the lower court’s decision that Mr. Mankayi’s claim was precluded by statutory compensation, and granted leave to Mr. Mankayi’s executor, as the plaintiff was deceased prior to this judgment in the Constitutional Court, to proceed with his case in the High Court and seek a claim for damages under common law against AngloGold Ashanti. This will comprise, amongst other elements, providing evidence that Mr. Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti or its predecessor. AngloGold Ashanti will continue to defend this case on its merits.

As a result of the Constitutional Court decision permitting miners with OLD to sue their current or former employers for damages outside the statutory compensation scheme, AngloGold Ashanti could be subject to numerous similar claims, including a potential class action or similar group claim. AngloGold Ashanti is studying the details of the Constitutional Court judgment and will defend any subsequent claims, if and when filed, on their merits. In view of the limited information currently available, no reliable estimate can be made for this potential liability at this time. Should AngloGold Ashanti be unsuccessful in defending actions by any other individuals or groups that lodge similar claims in the future, such claims would have an adverse impact on AngloGold Ashanti’s financial condition which could potentially be material.

In light of the Constitutional Court judgment, AngloGold Ashanti is calling for the industry to engage with government (and other stakeholders) to seek an appropriate industry-wide solution. AngloGold Ashanti can provide no assurances that an industry-wide solution can be reached or that the terms thereof will not have a material adverse effect on AngloGold Ashanti’s financial condition.

In addition to OLD, AIDS and associated diseases remain major health care challenges faced by AngloGold Ashanti’s South African operations. Workforce prevalence studies indicate that HIV prevalence rates among AngloGold Ashanti’s South African workforce may be as high as thirty percent. AngloGold Ashanti continues to develop and implement programs to help those infected with HIV and prevent new infections from spreading. Since 2001, the company has offered a voluntary counseling and HIV testing program for employees in South Africa and, since 2003, has offered anti-retroviral therapy, or ART, to HIV positive employees who met the current medical criteria and who desire this treatment.

Malaria and other tropical diseases also pose significant health risks at all of the company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programs. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Other conditions such as heart disease, chronic diseases, and obesity are of increasing incidence and concern.

Such diseases impair the health of workers and negatively affect productivity and profitability as a result of workers’ diminished focus or skill, absenteeism, treatment costs and allocated resources. AngloGold Ashanti cannot guarantee that any current or future medical program will be successful in preventing or reducing the injury and illness rates amongst its employees or in affecting consequent morbidity or mortality rates. AngloGold Ashanti may incur significant costs in addressing this issue in the future, which could also adversely impact the company’s results of operations and financial condition.

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2011

OPERATING PERFORMANCE

Group description

AngloGold Ashanti’s operations are divided into four regions:

•	South Africa – operations in Vaal River and West Wits;
•	Continental Africa – operations in Ghana, Guinea, Mali, Namibia and Tanzania;
•	Australasia – operation in Australia; and
•	Americas – operations in Argentina, Brazil and the United States.

The above four regions also correspond to AngloGold Ashanti’s four business segments.

Performance

In 2011, AngloGold Ashanti produced 4.33 million ounces of gold (2010: 4.52 million ounces) as well as 1.38 million pounds of uranium, 2.96 million ounces of silver and 206.54 tonnes of sulfuric acid as by-products. In all, 61,242 people, including contractors, were employed.

Given the focus on optimizing operational performance and maintaining costs, AngloGold Ashanti continued to invest significantly in capital expenditure. Capital expenditure, including equity accounted joint ventures, in 2011 amounted to $1,527 million (2010: $1,015 million).

Safety

Regrettably, there were 15 fatalities across the group’s operations in 2011. The all injury frequency rate improved to 9.76 per million hours worked compared to 11.50 in 2010 and 12.88 in 2009.

OPERATIONS AT A GLANCE for the years ended December 31

	Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold Production (000oz)			Total cash costs ($/oz)			Attributable Capital Expenditure ($m)
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
SOUTH AFRICA
Vaal River
Great Noligwa	0.5	0.7	0.9	5.58	5.99	5.73	94	132	158	1,191	894	791	29	24	24
Kopanang	1.5	1.6	1.6	6.47	6.13	6.74	307	305	336	684	613	408	92	61	58
Moab Khotsong	0.9	1.0	0.8	9.39	9.03	9.36	266	292	247	688	586	421	147	120	104
Tau Lekoa(1)	-	0.6	1.2	-	3.32	3.32	-	63	124	-	905	718	-	10	17
Surface operations	10.7	10.2	9.7	0.48	0.54	0.53	164	179	164	665	486	378	5	3	3
West Wits
Mponeng	1.6	1.7	1.9	9.71	9.48	8.66	500	532	520	547	452	331	172	122	109
Savuka	0.2	0.1	0.2	6.69	5.30	5.45	49	22	30	857	1,136	1,133	8	9	13
TauTona(2)	1.0	1.1	1.5	7.55	7.01	7.29	244	259	218	816	699	532	79	75	57
CONTINENTAL AFRICA
Ghana
Iduapriem	4.3	3.4	3.4	1.44	1.70	1.72	199	185	190	839	778	658	73	17	28
Obuasi(2)	2.0	2.6	4.6	4.82	5.16	5.18	313	317	381	859	760	630	132	109	94
Guinea
Siguiri (85 percent)	9.7	8.8	8.8	0.79	0.97	1.11	249	273	316	871	656	513	15	10	22
Mali
Morila (40 percent)(5)	1.8	1.7	1.7	1.70	1.70	2.47	99	95	137	818	716	526	1	1	4
Sadiola (41 percent)(4)(5)	2.0	1.8	1.7	1.90	2.04	2.52	121	118	135	835	686	489	14	8	4
Yatela (40 percent)(3)(5)	1.1	1.2	1.1	1.04	1.23	3.62	29	60	89	1,483	817	326	1	2	1
Namibia							.
Navachab	1.4	1.5	1.3	1.46	1.80	1.58	66	86	65	939	721	677	48	14	20
Tanzania
Geita	3.9	4.7	4.5	3.98	2.36	1.89	494	357	272	488	697	985	58	38	19
AUSTRALASIA
Australia
Boddington (33.33 percent)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	146
Sunrise Dam	3.6	3.6	3.9	2.16	3.22	2.87	246	396	401	1,362	692	631	27	29	31
AMERICAS
Argentina
Cerro Vanguardia (92.5 percent)	1.0	1.0	0.9	6.23	6.11	6.51	196	194	192	403	366	359	73	38	17
Brazil
AGA Mineração(2)	1.7	1.6	1.5	7.43	7.21	7.02	361	338	329	571	444	347	259	142	84
Serra Grande (50 percent)	0.6	0.6	0.5	3.59	4.05	4.52	67	77	77	851	481	429	22	26	33
United States of America
Cripple Creek & Victor(3)	20.3	20.6	18.7	0.39	0.43	0.46	267	233	218	569	500	371	67	73	87
(1)	Sold effective August 1, 2010.
(2)	The yields of TauTona, Obuasi and, AGA Mineração represent underground operations;
(3)	The yields of Yatela and Cripple Creek & Victor reflect recoverable gold placed/tonnes placed from heap leach operations.
(4)	Prior to December 29, 2009 AngloGold Ashanti’s shareholding in Sadiola was 38 percent;
(5)	Equity-accounted investments.

SOUTH AFRICA

AngloGold Ashanti’s South African operations comprise six deep-level mines and a surface operation. They are:

•	The Vaal River operations – Great Noligwa, Kopanang, Moab Khotsong and the surface operation; and
•	The West Wits operations – Mponeng, Savuka and TauTona.

Performance

These operations produced 1.62 million ounces of gold in 2011, or 37 percent of group production, (Vaal River operations, 51 percent and West Wits operations, 49 percent) and 1.38 million pounds of uranium as a by-product. The South African operations employed an average of 32,082 people in 2011.

Total capital expenditure in South Africa in 2011 was $549 million (2010: $430 million). The bulk of this was spent at Mponeng $172 million, Moab Khotsong $147 million, Kopanang $92 million and TauTona $79 million.

In 2011, all South African mines felt the impact of Section 54 safety stoppages imposed by the state mines inspector, as well as power-price increases, the industry-wide wage strike and resultant payroll increase, and increases in the price of steel, oil and fuel.

Geology

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

Gold occurs in laterally extensive quartz pebble conglomerate horizons or reefs, generally less than two meters thick, which are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. The most fundamental control to the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

Safety

Regrettably, there were nine fatalities during the year. The all injury frequency rate (AIFR) improved to 15.56 per million hours worked in 2011 from 16.69 in 2010.

The South African operations’ ‘three-pillar’ strategy focuses on removing people from areas of risk, modifying behaviour and attitudes to risk and improving planning. Teams of employees have attended the Simunye training process. The introduction of the Safety Management Program is expected to assist in further improving safety through its requirements to ensure regular inspections, behavior observations, group meetings and frequent workplace risk assessments. Simunye translates as “we are ONE”, indicating its relation to Project ONE and the desired training outcome of safe and productive teams who are united in a common purpose.

Growth and improvement

Socio-economic development is an essential aspect of the South Africa region’s business strategy, both from the perspective of compliance to ensure the retention of mining licenses and because a downward trend in the region’s gold production profile, together with a strategy of removing employees from high-risk areas, will inevitably lead to significant reductions in the labor force over the medium term.

Following extensive stakeholder engagement, the region has designed a framework to integrate community development into core business activities, while providing support for national and international development policies and objectives, particularly those addressing youth unemployment.

South African Revised Mining Charter

The management teams of the South African operations have held and will continue to hold regular meetings with labor unions to track progress towards reaching the employment equity target of 40 percent of management roles held by historically disadvantaged South Africans.

•	Vaal River operations

Description

The Vaal River operations consist of Great Noligwa, Kopanang, Moab Khotsong as well as surface operations.

Geology

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

Vaal River – Summary of metallurgical operations

	West Gold Plant	East Gold Acid and Float Plant	Noligwa Gold Plant	Mispah Gold Plant	Kopanang Gold Plant
Gold plants
Capacity (000 tonnes/month)	180	309	210	140	420
Uranium plants
Capacity (000 tonnes/month)	–	–	210	–	–
Pyrite flotation plants
Capacity (000 tonnes/month)	–	250	145	–	–
Sulfuric acid plants
Production (tonnes/month)	–	7,500	–	–	–

Operating and production data for Vaal River Operations

	Great Noligwa	Kopanang	Moab Khotsong	Tau Lekoa(3)	Vaal River and West Wits surface
2011
Pay limit (oz/t)	0.58	0.48	0.57		0.01
Pay limit (g/t)	13.14	10.93	12.84		0.21
Recovered grade (oz/t)	0.163	0.189	0.274		0.014
Recovered grade (g/t)	5.58	6.47	9.39		0.48
Gold production (000 oz)	94	307	266		164
Total cash costs ($/oz) (1)	1,191	684	688		665
Total production costs ($/oz) (1)	1,447	951	1,071		689
Capital expenditure ($ million)	29	92	147		5
Employees (2)	2,884	5,468	4,618		745
Outside contractors(2)	83	424	1,963		-
All injury frequency rate	23.92	23.18	20.48		21.32
2010
Pay limit (oz/t)	0.36	0.41	0.49		0.01
Pay limit (g/t)	11.69	13.08	15.87		0.29
Recovered grade (oz/t)	0.175	0.179	0.263		0.016
Recovered grade (g/t)	5.99	6.13	9.03	3.32	0.54
Gold production (000 oz)	132	305	292	63	179
Total cash costs ($/oz) (1)	894	613	586	905	486
Total production costs ($/oz) (1)	1,152	879	997	937	520
Capital expenditure ($ million)	24	61	120	10	3
Employees (2)	3,225	5,484	4,651		374
Outside contractors(2)	90	454	1,801		–
All injury frequency rate	21.63	21.86	19.72		5.99
2009
Pay limit (oz/t)	0.43	0.40	0.60	0.21	0.007
Pay limit (g/t)	14.90	13.85	20.57	7.27	0.225
Recovered grade (oz/t)	0.167	0.197	0.273	0.097	0.015
Recovered grade (g/t)	5.73	6.74	9.36	3.32	0.53
Gold production (000 oz)	158	336	247	124	164
Total cash costs ($/oz) (1)	791	408	421	718	378
Total production costs ($/oz) (1)	994	598	749	766	390
Capital expenditure ($ million)	24	58	104	17	3
Employees (2)	4,612	5,612	4,334	2,700	228
Outside contractors (2)	127	447	1,735	414	6
All injury frequency rate	17.51	22.71	28.82	26.39	9.10

Key statistics – Surface sources - Uranium

	2011	2010	2009
Pay limit (lb/t)	0.368	0.316	0.362
Pay limit (g/t)	0.167	0.143	0.164
Recovered grade (lb/t)	0.635	0.622	0.584
Recovered grade (g/t)	0.288	0.282	0.265
Uranium production (000lbs)	1,380	1,462	1,442
Capital expenditure ($ million)	29	12	5
Employees (2)	172	185	194
Contractors (2)	27	28	27

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Average for the year.
(3)	Tau Lekoa was sold effective August 1, 2010.

Vaal River – Great Noligwa

Description

Great Noligwa is a mature operation which adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney, near the Vaal River. The Vaal Reef, the operation’s primary reef, and the Crystalkop Reef, a secondary reef, are mined from a twin-shaft system over eight main levels at an average depth of 2,400 meters. Given the geological complexity of the orebody at Great Noligwa, a pillar mining method is employed.

The mine shares a milling and treatment circuit with Moab Khotsong and Kopanang.

Performance

Great Noligwa produced 94,000 ounces at a total cash cost of $1,191 per ounce in 2011, compared with 132,000 ounces at a total cash cost of $894 per ounce the previous year. The strategy at the operations has shifted from conventional mining to pillar extraction, given its limited remaining life and the fact that mining has reached boundary limits.

The mine faced a challenging year in 2011, with a combination of factors curtailing production and pushing costs higher. These included a lack of mineable face length caused by the intersection of unexpected geological features, followed by difficulties encountered in quickly re-establishing and equipping pillars. Ore-pass blockages caused by poor ground conditions further limited output.

An 81 percent improvement in contribution from uranium by-product output helped mitigate some of those headwinds, following an increase in the price for the nuclear fuel and opportunistic sales to take advantage of the higher prices.

Growth and improvement

Great Noligwa is a mature mine with little opportunity to significantly increase the production base. Growth initiatives in 2012 will consist mainly of vamping operations in old working areas and extraction of higher-grade pillars. The mine’s Crystalkop reef will be used to test technology which, if successful, may be used on other group mines. In the meantime, the rollout of Project ONE at the mine aims to improve overall operating efficiencies by improving the capability and accountability of all crews and management, and enhancing planning and scheduling activities.

A high-grade block of ore, named Fish, within a large fault loss area, was initially identified in 2006. Access required extensive opening up, rehabilitation and re-equipping of old haulages in order to start development. Subsequent to initiation of access procedure, a seismic event caused extensive damage. The area was modelled from a rock engineering point of view during 2010 and a recommendation was made that a second escape was required to enable safe mining. Additional capital for this work was approved at the beginning 2011 and this is expected to be completed during 2013.

Although reef meters improved from 2010 levels, improved flexibility is only expected to be realized in 12 to 18 months. Being a pillar mine, flexibility is partially created by development and partially by re-establishment of previously abandoned face length which often poses delays and difficulty when accessing old workings. Alternate access methods are being explored with the help of external experts. Holing into old workings revealed increased requirements for re-support of the holing areas due to deteriorated ground conditions, further delaying development. Given its age and the large database of information on the orebody, grade estimation is not a significant risk. As far as practically possible, however, geological drilling into pillars that were abandoned in past years will be undertaken.

Pillar mining introduces a constraint on the mine call factor mainly due to multiple ore handling stages before the product is delivered to the plant, as well as the effect of dilution in negotiating geological structures. Recovered grade remains fairly constant and is only disrupted by unforeseen anomalies, if and when they occur.

Safety

Tragically, one fatality was recorded in January 2011 during scraper winch operations.

The mine recorded 500,000 fatality-free shifts during September 2011. The OHSAS 18001 and ISO 14001 certification was maintained. However, the all injury frequency rate was 23.92 per million hours worked compared with 21.63 the previous year.

Vaal River – Kopanang

Description

Kopanang is located in the Free State province, roughly 170 kilometers south-west of Johannesburg and approximately 10 kilometers southeast of the town of Orkney on a lease area of 35km2. The operation is west of neighbour Great Noligwa and bound to the south by the Jersey Fault. Gold is the primary output with uranium oxide as a by-product from a single shaft system to a depth of 2,600 meters.

Kopanang almost exclusively exploits the Vaal Reef, although minor amounts of gold are also extracted from the secondary Crystalkop Reef. Given the geologically complex orebody, scattered mining is used.

Performance

Kopanang produced 307,000 ounces at a total cash cost of $684 per ounce in 2011, compared with 305,000 ounces at a total cash cost of $613 per ounce the previous year.

Progress was made in reducing the number of mine-wide safety stoppages through a forum comprising government, labor and management. During 2011, 20 shifts were lost compared with 29 in 2010. In addition, a combination of pipe failures underground, engineering work required to rehabilitate a portion of the shaft, along with a shortage of key underground mining skills, limited the increase in production.

Despite these challenges, the cost increase was contained at 12 percent with the help of an improved by-product contribution and a 6 percent increase in reef yield. The latter resulted from the operation’s improved efficiency rate, or mine-call factor, less reef dilution and higher mining grades compared with 2010. Geological drilling targets were achieved, which improved confidence in planning for face length and reef meters. Reserve availability also increased, improving the flexibility of the operation. Overall productivity improved 3 percent from 2010, despite the skills shortage. Additional apprentices were employed and training increased in order to obviate this scarcity.

Growth and improvement

Production at Kopanang is expected to remain stable. In addition there is continued focus on improving mine-call factor, which rose by two percentage points in 2011. This measure of efficiency in extracting available gold has been historically low at Kopanang and efforts to improve it are focused on retrieving ‘old gold’ from abandoned working areas, reducing fragmentation and improving sampling quality.

Additional production crews will be used to sustain production targets when Simunye training continues. Pillar crews are expected to be in place by mid-year.

Life extension projects identified in 2011 include the Shaft Fault area, pillars and potential resources above 42 level, offlease opportunities and the Ventersdorp Contact Reef (VCR). Additional information will be obtained from ongoing exploration to convert resources to reserve. Reef was intersected west of the current mining front, above 42 level, returning encouraging values of 16.35g/t. Incorporation of new sampling data from drilling and underground chip sampling added to Mineral Resource during 2011.

The Shaft Fault remains a very prospective target area for new ounces and exploration will continue during 2012. Below 68 level drilling has commenced. The major structure, the Jersey Fault, has been intersected, resulting in more accurate modelling of the fault to identify reef target blocks.

Three surface drill rigs have also been mobilized to explore the Vaal Reef and VCR both on- and off-lease. This exploration plan will continue during 2012. The mining rights application for the Altona area has been lodged with the Department of Mineral Resources.

Six strategic thrusts – consistent daily blast, improving the quality of mining and the mine-call factor, meeting business expectations and life-of-mine extension, re-design of western mining front, and adoption of off-the-shelf technology to achieve productivity – have been identified to achieve targets and reduce unit costs.

Energy efficiency is expected to be addressed with the introduction of the cooling auxiliary project to reduce electricity usage by the refrigeration plants. This project also involves the implementation of compressed air valves to control pressure at the stations and to minimize power consumption during offpeak periods. In addition, water jets will be modified to reduce the pumping load, and thus energy demand.

Safety

Tragically, four fatalities occurred at the mine during the year. The first occurred in August when a rescue triage member was inundated by super-fine ore during silo maintenance. In October, a stope team leader was fatally injured in an accident during waterjet cleaning operations and in December a winch operator and an acting team leader were fatally injured in two separate fall of ground incidents. Specific new strategies for operating waterjets and for cleaning ore boxes and silos for maintenance purposes have been employed. Strategic plans to prevent falls of ground were also revised and rolled out. These accidents followed Kopanang’s achievement of more than 1 million fatality free shifts and more than a year without a fatality related to a fall of ground.

Kopanang maintained its OHSAS 18001 and ISO 14001 certifications during the year.

Vaal River – Moab Khotsong

Description

Moab Khotsong is AGA’s newest gold mine in South Africa. It is situated near Orkney, Klerksdorp and Viljoenskroon, about 180 kilometers southwest of Johannesburg. Stoping operations began in November 2003, with the mine expected to reach full production in 2013. Given the geological complexity of the Vaal Reef, scattered mining is employed.

The Zaaiplaats orebody in the Moab Khotsong lease area presents a significant growth opportunity and capital has been allocated to support its development in phases.

Performance

Moab Khotsong produced 266,000 ounces at a total cash cost of $688 per ounce in 2011, compared with 292,000 ounces at a total cash cost of $586 per ounce the previous year. The 9 percent decline in production and the resultant increase in costs were due to Section 54 safety-related stoppages enforced by the state mine inspector, as well as complex geological structures which complicated normal mining operations.

Notwithstanding a difficult operating environment, the mine achieved a strong development performance which helped create more face length than that depleted and, as a result, maintain flexibility in terms of the area to mine in future years. Ore Reserve development and long-inclined borehole drilling (LIB) proceeded according to plan in 2011.

In order to obtain critical information on a timely basis, a comprehensive risk-drilling program was revised to include macro drilling up to three cross-cuts ahead of the current development ends, thus improving grade prediction and development planning. This allowed more proactive mine design and the opening up of reef, while the development of new raises provided additional grade information. The active drilling program employs five LIB drilling and ten hydraulic drilling machines to ameliorate the risk of intersecting dip features within the 12-month mining plan.

Moab Khotsong improved overall efficiency, evidenced in the improvement of its mine-call factor by two percentage points to 84.2 percent.

Growth and improvement

The Simunye training component of Project ONE commenced midway through 2011 and will continue in 2012, with the aim of improving productivity rates. The continued ramp-up of Project ONE, and specifically its work management component, are expected to assist in mitigating cost inflation at the mine.

The key focus areas identified for Project ONE are the area mined in square meters, Ore Reserve development, reef development, tonnes hoisted and grade.

Project Zaaiplaats is designed to extend the operation’s life by exploiting the Zaaiplaats block southwest of the current mine, unlocking 5.4 million ounces of gold. Phase 1, which was approved in August 2010, is currently underway. It will establish the infrastructure required for phase 2 which in turn will create a drilling platform to further increase the geological (structural) confidence of a bigger portion of the Zaaiplaats orebody, while delivering first production from the project to bridge the gap between current mining activities and access to the main portion of the Zaaiplaats orebody.

Phase 1 is expected to conclude in 2012 with the establishment of the infrastructure to continue with phase 2. Phase 2 will follow with development of the eastern access. Redesign and supplementary studies will continue along the way, with changes incorporated from drilling information and practical experience of the use of trackless equipment. During phase 3, scheduled for 2014, full approval of the remaining phase of the Zaaiplaats project will be sought.

Phase 1 is currently in the implementation stage and access development has been completed ahead of schedule.

Construction of two 800 tonne ore-storage silos is in process and is expected to be completed in 2012. This crucial component of phase 1 will increase rock-handling capacity on 101 and 102 levels in anticipation of phase 2 and phase 3.

The Zaaiplaats project will use a modified approach to predevelopment to facilitate drilling platforms for gathering orebody and structural information, together with the possibility of earlier gold production given the anticipated drilling outcomes. A mechanized development contract is expected to be negotiated in 2012.

Safety

Tragically, a fatality was recorded at Moab Khotsong as a result of a tramming incident. Despite this, the mine sustained a year-on-year improvement in the fatal injury frequency rate, from 0.13 per million hours worked in 2010 to 0.06 in 2011. This improvement aligns the mine’s performance with industry milestones for 2013.

Moab Khotsong mine recorded 1.96 million fatality-free shifts in August 2011, a new record for this operation. There were also 2.5 million fall-of-ground fatality-free shifts, which milestone was achieved over a period of 18 months.

The mine retained its OHSAS 18001 and ISO 14001 certification during 2011.

Vaal River and West Wits – Surface operations

Description

The surface operation (metallurgy) extracts gold from marginal ore dumps and tailings storage facilities at surface as there is more metallurgical capacity than reef mined. Uranium is produced as a by-product. In addition, backfill product is produced for mining operations. Operating units are: Noligwa Gold Plant, which takes feed from the Vaal River mines and processes marginal ore-dump material; Mispah plant, which also treats marginal ore-dump materials; Kopanang Gold Plant, which treats marginal oredump material and Kopanang reef; West Gold Plant, which treats marginal ore-dump material; East Gold Plant, which treats feed from the Sulphur Pay dam and environmental clean-up material; Mponeng Gold Plant, dedicated to reef from the Mponeng mine; Savuka Gold Plant, which services TauTona and Savuka and treats dump material; South Uranium Plant, which operates in reverse leach mode with Noligwa Gold Plant; and Nufcor, which undertakes Calcining of South Uranium Plant’s final product. Metallurgy also has rail transport infrastructure, the Vaal River and West Wits Laboratories and tailings management facilities.

Performance

The surface operation produced 164,000 ounces of gold at a total cash cost of $665 per ounce in 2011, compared to 179,000 ounces at a total cash cost of $486 per ounce the previous year. Uranium production was 1.38 million pounds compared with 1.46 million pounds the previous year.

Following unseasonal rains, the water containment circuits were unable to manage the amount of water resulting in a number of overflows. A new water management regime was introduced to improve available stormwater dam capacity. Since its introduction, there have been no overflows. Later in the year, unseasonal late rainfall resulted in a water shortage which necessitated a stoppage of the East Gold Plant for three days. Short-term action minimized the impact. In addition, a pipeline is being installed which will make it possible to take some mildly saline water from neighboring third-party operations, currently discharged into the Koekemoerspruit, into AngloGold Ashanti’s metallurgical circuit. A second project has been undertaken which will allow well-field water to be pumped into the metallurgical circuit.

Surface operations experienced 12 reportable environmental incidents during 2011, of which eight were due to dam overflows. The water management philosophy has been revised taking into consideration the infrastructure and operational management of the total water balance. The actions that were put in place ensured that water could be managed during the wet fourth quarter. The replacement of the Mponeng residue pipeline and improvements in operational management have reduced the overall risk of major pipe failures.

The failure of the Mispah mill further impacted production, motivating the redesign of the lubrication system on this and similar mills. The unexpected decline of grade in marginal ore dumps is a concern and has been met with increased focus on optimizing mill use, while an additional dump was equipped for mining to improve flexibility. Poor reliability of oxygen and lime supply also affected production. An oxygen plant has now been built on site to ensure supply and a new lime-slaking facility has been constructed to facilitate the use of powdered instead of unslaked lime.

Growth and improvement

Project ONE – and in particular its business process framework component – has been rolled out at all plants in South Africa. As part of the second phase, processes are being optimized to ensure maximum benefits are derived. Data based process management is being used at all plants to determine the appropriate measures to be monitored to reduce variability. Encouraging results have been achieved at the South Uranium plant and Mispah plant. The methodologies employed have been implemented at all other plants.

There are three focus areas for growth and improvement, namely:

•	Uranium Expansion Project to upgrade infrastructure to transport Kopanang ore to the South Uranium Plant to recover additional uranium. Completion is scheduled for July 2012;
•

Replacement of the uranium solvent extraction section within the plant to ensure sustainable operations over the life of the operation. Completion is scheduled for the end of the third quarter 2013; and

•	Uranium tailings storage facility (TSF) project designed to recover uranium and gold from existing tailing storage facilities.

A project was initiated to conduct test work to improve understanding of each surface resource. The potential upgrade to material from marginal ore dumps is being investigated.

Community complaints were received regarding dust in the Vaal River area. A “best practice” guideline was developed regarding dust mitigation and is being implemented. The initial focus was on the western extension TSF which contributes most of the dust. Capital of $0.2 million was made available for phase 1, involving the installation of wind curtains and water spray systems on this TSF. This has been completed. Phase 2, which involves the grassing of high-risk areas on the TSF, is due for completion in 2012.

Safety

Metallurgy holds the following certifications:

•	ISO 14001 – Environment;
•	OHSAS 18001 – Occupational Health and Safety;
•	ICMI – Internal Cyanide Management Institute Certification; and
•	ISO/17025/IEC – International Standard for Testing Laboratories (Vaal River laboratory).

•	West Wits operations

Description

The Mponeng, Savuka and TauTona mines are situated on the West Wits Line near the town of Carletonville, straddling the border of Gauteng and North West Province. Mponeng has its own gold processing plant, while the Savuka and TauTona operations share a plant.

Geology

Two reef horizons are exploited at the West Wits operations, the Ventersdorp contact Reef (VCR) located at the top of the Central Rand Group and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west from 400 tp 900 meters, due to unconformity in the VCR. TauTona and Savuka exploit both reefs, whereas Mponeng only mines the VCR. Faults of greater than 70 meters are rare. The CLR consists of one or more conglomerate units and varies from several centimeters to more than three meters in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 degrees and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, varying from several centimeters to more than three meters in thickness.

Operating and production data for West Wits operations

	Mponeng	Savuka	TauTona

2011
Pay limit (oz/t)	0.41	0.46	0.78
Pay limit (g/t)	9.16	10.36	17.63
Recovered grade (oz/t)	0.283	0.195	0.220
Recovered grade (g/t)	9.71	6.69	7.55
Gold production (000 oz)	500	49	244
Total cash costs ($/oz)(1)	547	857	816
Total production costs ($/oz)(1)	691	918	1,135
Capital expenditure ($ million)	172	8	79
Employees(2)	5,624	785	4,023
Outside contractors(2)	164	30	484
All injury frequency rate	15.39	8.39	13.36
2010
Pay limit (oz/t)	0.28	0.56	0.60
Pay limit (g/t)	9.14	17.86	19.27
Recovered grade (oz/t)	0.276	0.155	0.204
Recovered grade (g/t)	9.48	5.30	7.01
Gold production (000 oz)	532	22	259
Total cash costs ($/oz)(1)	452	1,136	699
Total production costs ($/oz)(1)	580	1,409	996
Capital expenditure ($ million)	122	9	75
Employees(2)	5,732	952	4,137
Outside contractors(2)	46	29	472
All injury frequency rate	15.93	7.69	19.03
2009
Pay limit (oz/t)	0.25	0.78	0.74
Pay limit (g/t)	8.53	26.74	25.33
Recovered grade (oz/t)	0.253	0.159	0.213
Recovered grade (g/t)	8.66	5.45	7.29
Gold production (000 oz)	520	30	218
Total cash costs ($/oz)(1)	331	1,133	532
Total production costs ($/oz)(1)	404	1,400	766
Capital expenditure ($ million)	109	13	57
Employees(2)	5,926	1,019	3,842
Outside contractors(2)	103	35	451
All injury frequency rate	14.31	13.23	15.84

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Average for the year.

West Wits – Mponeng

Description

Mponeng is located between the towns of Carletonville and Fochville on the border between Gauteng and the North West Province, southwest of Johannesburg. The operation, the world’s deepest mine, extracts the Ventersdorp Contact Reef (VCR) at depths between 2,400 meters and 3,900 meters through sequential-grid mining. The Mponeng lease area is constrained to the north by the TauTona and Savuka mines, to the east by Gold Fields’ Driefontein mine and to the west by Harmony’s Kusasalethu. Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. Ore is treated and smelted at the mine’s gold plant.

Performance

Mponeng produced 500,000 ounces at a total cash cost of $547 per ounce in 2011, compared with 532,000 ounces at a total cash cost of $452 per ounce the previous year. The decline in production was due to a combination of factors which interrupted normal operations at various periods throughout the year and higher than- anticipated temperatures in the deeper mining areas. An upgrade and expansion of the ice plant on surface, which contributed to higher costs, was necessitated by the increased cooling requirements as underground operations at Mponeng deepened. Work on this upgrade began in 2010 and was completed in 2011.

The Mponeng operating teams contended with the breakdown of a winder and also trackless equipment used for the deepening project. An increase in the number of Section 54 safety stoppages, ordered by the state mine inspector, caused considerable disruption during the year. Management teams have intensified efforts to avoid these stoppages by continuing to improve overall safety at the mine and ensuring compliance with all relevant safety regulations. Improving development performance remains a key area of focus.

Growth and improvement

Mponeng hosts the most significant of the group’s South African investments in its below 120 deepening project, which will extend the life of this operation. This project, which will access the Carbon Leader and Ventersdorp Contact reefs below the current 120 level, is being tackled in a phased approach with the development of a decline from the existing infrastructure to gain quicker access to the ore and improve payback, project returns and future expansion options.

The CLR portion of the project will ultimately access 11.3 million ounces and the VCR another 3.2 million ounces. Phase 1 refers to the VCR below 120 project, currently being implemented to develop four declines from 120 level to the 126/127 levels to exploit the VCR orebody. It includes the installation of the supporting infrastructure (refrigeration, backfill, decline equipping, etc) required to service a 10,000m2/month production plan.

The feasibility study is underway for phase 2, which will focus on the CLR on two levels from 120 level down to 126 level. The access design showing best fit with existing infrastructure and schedule, as well as the best returns and potential for expansion, is the construction of a central ramp, supported by an extension of the SS2 shaft for long-term transportation of men and material. The rock will be trucked up the ramp from 126 and 123 level to 119 level and hoisted to surface through the SS1 shaft rock hoisting system. Phase 2 is expected to be mined at a rate of 12,000m2 per month. The dedicated decline ramp from 120 level will provide fast access to ounces and will minimize the dependence of phase 2 on phase 1 infrastructure, making phase 1 infrastructure available for a phase 3 project opportunity. Phase 2 will be implemented following board approval which is anticipated during 2012.

At the existing Mponeng operation, additional exploration was undertaken to gain greater knowledge of the orebody and its geological structures in order to improve planning, scheduling and confidence in production targets. Along with this program, a decision has been taken to minimize ongoing mining activities in the lower-grade eastern sections of the mine.

The grade mined at Mponeng was marginally higher than that achieved in 2010 following the decision to move crews from the eastern areas of the mine, where values were found to decline significantly. The mine call factor improved marginally to 79.2 percent.

The introduction of Project ONE at Mponeng will focus on safety transformation to reduce injury rates and eliminate disruptive stoppages; improvement of compliance with mining cycles; improving blast frequency; and optimizing vertical transport. Gains in these areas are expected to result in ongoing productivity improvements at the mine through improvements in face advance, mitigating occasional shortages in certain underground mining skills. Rail-bound drill rigs will also be introduced to accelerate development rates and – as with all the mines in the South Africa region – work crews will undergo the Simunye training program.

New technologies that are introduced at Mponeng to increase productivity are the use of high pressure drill rigs and drill jigs that achieve better development advancement compared to conventional mining equipment. Ore handling improvements at Mponeng are achieved through the use of bigger hoppers that transport higher tonnage of ore and the use of front driven trains. Wi-fi communication was installed underground to assist with better scheduling of handling of material and ore to save time and cost.

Water and waste management in the West Wits region is another key area of focus. Construction of storm water diversion trenches, containment evaporation ponds, waste water control dams and the upgrade of the salvage yard were initiated in 2011. The only work completed in 2011 was the salvage yard upgrade and about 70 percent of the storm water diversion trenches.

During 2011 the majority of the cooling towers were converted from potable to service water use as part of the goal of cutting potable water consumption to 120,000 kiloliters a month. This was surpassed, with use now stabilized at between 80,000 kiloliters and 100,000 kiloliters a month.

A similar focus will be placed on energy use in 2012, with targets set for the reduction of compressed-air and pumping costs. The flow meters installed at each level help to minimize pumping during Eskom’s high-demand times, thus assisting with reduced power consumption.

Safety

Tragically, two fatalities were recorded at Mponeng. In May 2011, an employee died when a seismic event of 0.6 magnitude resulted in a fall of ground. In August 2011, another employee died when a seismic event of local magnitude 2.0 again led to an extensive fall of ground.

Management believes that the improved planning and scheduling that stem from Project ONE, as well as the more cohesive and productive teams resulting from the Simunye training, will help achieve further improvements in safety. Crews have also been initiated into the Simunye training process. The introduction of the safety management program is expected to assist in further improving safety through its requirements to ensure regular inspections, behavior observations, group meetings and frequent workplace risk assessments.

During 2011, the all injury frequency rate improved to 15.39 per million hours worked, from 15.93 in 2010 and the mine also achieved 500,000 fatality-free shifts. Improved engagement with the entire workforce regarding every aspect of their responsibilities and daily tasks will be an ongoing responsibility for management.

Mponeng has the following certification:

•	ISO 14001 – Environments; and
•	OHSAS 18001 – Occupational health and safety.

The company plans to have employees and contractors at Mponeng undergo hazardous substance training during 2012.

West Wits – Savuka

Description

Savuka is situated on the West Wits line in the province of Gauteng, close to the town of Carletonville and approximately 70 kilometers southwest of Johannesburg. The Carbon Leader Reef (CLR) is mined at depths varying between 3,137 meters and 3,457 meters below surface and the Ventersdorp Contact Reef (VCR) at a depth of 1,808 meters below surface.

Savuka shares a processing plant with neighbouring TauTona.

Performance

Savuka produced 49,000 ounces at a total cash cost of $857 per ounce in 2011, compared with 22,000 ounces at a total cash cost of $1,136 per ounce the previous year. The mine was placed on care and maintenance during 2011 following a shaft accident that damaged underground infrastructure in May 2009. Limited operations continued throughout 2011 using previously developed reserves. Parts of the Savuka deposit will be accessed from the neighbouring Mponeng operation.

Growth and improvement

The mine’s infrastructure was mothballed at the end of 2011. Ongoing maintenance is required in order to continue water pumping activities for AngloGold Ashanti’s remaining mines in the immediate vicinity.

Safety

Savuka has received the following certifications:

•	ISO 14001 – Environment; and
•	OHSAS 18001 – Occupational health and safety.

West Wits – TauTona

Description

TauTona lies on the West Wits Line, just south of Carletonville in Gauteng, about 70 kilometers southwest of Johannesburg. Mining takes place at depths of 1,850 meters to 3,450 meters. The mine has a three-shaft system, supported by secondary and tertiary shafts, and is in the process of converting from longwall to scattered-grid mining. The change in mining method was necessitated by the increasingly complex geology being encountered and the unsuitability of the current method for mining through the Pretorius fault. This change is also expected to improve safety.

Performance

TauTona produced 244,000 ounces at a total cash cost of $816 per ounce in 2011, compared with 259,000 ounce at a total cash cost of $699 per ounce the previous year.

A decision was taken early in 2011, following a significant seismic event, to cease mining of the Ventersdorp Contact Reef (VCR) shaft pillar and remove it from the immediate mine plan in the interests of safety. This decision contributed to the decline in output.

The increase in costs resulted from lower production, replacement of equipment and additional shifts needed to claw back some of the lost production.

Production crews were deployed to focus on increased sweeping and vamping of old production areas to capture valuable ore-chips and gold displaced after blasting and left behind after work areas were vacated. This helped improve the overall mine-call factor of the operation. Increased geological drilling enhanced the overall knowledge of the orebody and contributed to the improved grade in the second half of the year.

Growth and improvement

In line with the rollout of the Project ONE business improvement initiative across the South African operations in 2011, continued focus will be placed on productivity improvements through improved scheduling and planning, as well as continued training of work crews through the Simunye initiative.

One of the chief initiatives expected to be implemented in 2012 is a vertical transport optimization project to accelerate the delivery of consumables and other essential items to work crews, in order to increase production time at the face. Similarly, management expects that the Carbon Leader transfer system will significantly reduce times for horizontal transport, or tramming, due to the reduction in tramming kilometers and elimination of inter-level transfers.

The following energy projects are currently being undertaken:

•

Installation of a pre-cooling tower at the surface fridge plant – this project was started and completed in 2011. The pre-cooling tower results in improved power consumption in ambient temperatures, as the fridge plant does not have to be activated.

•	Compressed air automation – this project is expected to be completed in the third quarter of 2012 and should also result in lower power consumption.
•	Energy recovery turbine – this project is expected to be completed by March 2012.

There will be continued emphasis on the management of seismicity to further improve safety and limit production interruption.

Following the success achieved in 2011, additional geological drilling will be undertaken to enhance knowledge of geological structures. Plans and schedules will be revised accordingly. At year-end, more than half the mine had converted to scattered grid mining and increased efforts were made to achieve development targets to improve future underground flexibility.

AngloGold Ashanti has also reached an agreement to drill in the IC2 block, an area belonging to Gold Fields that is adjacent to TauTona’s existing workings and can be more quickly accessed from there. Drilling started in December 2011 and is expected to be completed by the end of 2012. Scoping work is also underway to determine the viability of mining parts of the Savuka orebody from TauTona, by establishing a link between the two mines.

Safety

There were no fatalities in 2011. The all injury frequency rate improved significantly to 13.36 per million hours worked, as AngloGold Ashanti employees at all levels focused on implementation of the safety transformation plan and the basic tenets of Project ONE. The mine achieved more than 1 million shifts without a fatality and more than three years without a fatality related to falls of ground.

TauTona has received the following certification:

•	ISO 14001 – Environment; and
•	OHSAS 18001 – Occupational Health and Safety.

CONTINENTAL AFRICA

AngloGold Ashanti has eight mining operations in its Continental Africa region:

•	Iduapriem and Obuasi in Ghana;
•	Siguiri in Guinea;
•	Morila, Sadiola and Yatela in Mali;
•	Navachab in Namibia; and
•	Geita in Tanzania.

AngloGold Ashanti also conducts an active greenfield exploration program, principally in the Democratic Republic of the Congo (DRC), focused on the Mongbwalu concession and the Kibali joint venture with Randgold Resources and the DRC government. This is in addition to brownfield exploration being conducted in and around its existing operations. For further information on the group’s exploration program in Continental Africa, see “Item 4B.: Business overview – Global exploration”.

Performance

Combined production from Continental African operations increased by 5 percent to 1.57 million ounces of gold in 2011, equivalent to 36 percent of group production. Declines in production at the Siguiri, Obuasi, Yatela and Navachab operations were offset by increases at Geita, Iduapriem, Sadiola and Morila. Production at Geita rose by 38 percent. In all, these operations employed 16,539 people, including contractors, 778 more than in 2010. Total attributable capital expenditure for the region was $418 million (2010: $232 million). The bulk of this was spent at the Obuasi and Iduapriem operations in Ghana, at Geita in Tanzania and at Navachab in Namibia.

Safety

Regrettably, three contractors were involved in fatal occupational accidents during 2011. The AIFR for the year was 3.03 per million hours worked, a significant improvement on the 5.26 recorded in 2010.

GHANA - Summary of metallurgical operations

	OBUASI			IDUAPRIEM PLANT
	Sulfide Treatment Plant	Tailings Treatment Plant	Oxide Treatment Plant
Capacity (000 tonnes/month)	200	200	150	375

Ghana – Iduapriem

Description

Iduapriem, wholly owned by AngloGold Ashanti since September 2007, comprises the Iduapriem and Teberebie properties on a 110km2 concession. The mine is situated in the western region of Ghana, some 70 kilometers north of the coastal city of Takoradi and 10 kilometers southwest of Tarkwa.

Iduapriem is an open-pit mine and its processing facilities include a Carbon-in-pulp (CIP) plant.

Geology

The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralization is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

Operating and production data for Iduapriem

	000,000,000,000	000,000,000,000	000,000,000,000
	2011	2010	2009
Pay limit (oz/t)	0.03	0.04	0.04
Pay limit (g/t)	0.92	1.47	1.45
Recovered grade (oz/t)	0.042	0.050	0.050
Recovered grade (g/t)	1.44	1.70	1.72
Gold production (000 oz)	199	185	190
Total cash costs ($/oz) (1)	839	778	658
Total production costs ($/oz) (1)	1,080	1,027	795
Capital expenditure ($ million)	73	17	28
Employees (2)	741	729	727
Outside contractors (2)	802	754	720
All injury frequency rate	6.61	9.73	12.26

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Average for the period.

Performance

Gold production for the year totaled 199,000 ounces, an 8 percent increase on production in 2010, due in large part to the increase in volumes milled. Record monthly throughput of 404,000 tonnes was achieved in August 2011. This was despite a deterioration in the average grade over the year to 1.44g/t, which was 15 percent lower year-on-year.

A highlight of the year was the commissioning of the new tailings storage facility (TSF) in the first half of the year – a timely development given the declining capacity of the interim tailings storage facility.

A critical operating challenge was the repeated failure of the newly installed high pressure valves, installed on the plant tailings discharge line going into the new TSF facility tailings pumps. This resulted in a halt to production at the plant as the pumps operate off the same pipeline. A separate pipeline is to be installed from the pumps and is expected to be commissioned in May 2012. In the interim, the existing valves will be closely monitored and maintained. Another challenge during the year was the heavy rainfall, which required plant throughput to be curtailed in order to manage the new TSF freeboard (the maximum level to which the water is allowed to rise).

Total cash costs per ounce increased by 8 percent from the previous year to $839 per ounce, owing primarily to higher fuel and power costs. Total capital expenditure for the year was $73 million, including $60 million for the TSF and $2 million relating to the Ajopa project.

Growth and improvement

Work began on the implementation of the BPF component of Project ONE in August 2010 at the CIP plant. Performance relating to the process is being measured and monitored and has currently reached the stabilization stage. Plant output is also being measured and recorded. Analysis and optimization was initiated to identify the key causes of production losses in the plant. As a result, several control actions have emerged from this and these have been developed and championed by team leaders for the crushing and CIP plants.

The emphasis in 2012 will be to stabilize and minimize downtime at the crushing plant, to improve the primary crusher feeding rate.

In 2012, the BPF is expected to be introduced into the mining operation. While the mine has limited growth prospects on surface, the sustained increase in the gold price has led to renewed interest in evaluating the considerable low-grade resource in the Tarkwaian conglomerates beyond the economic limits of the existing pits.

A scoping study will examine the expansion of the open pit operation by increasing throughput. Long-hole drilling is also planned to determine if there is an economic resource sufficient to support underground mining.

The Ajopa project is now scheduled to start in mid-2012 and is expected to cost an estimated $12 million. Ajopa hosts an Ore Reserve estimated at 4.97 million tonnes at a grade of 2.05g/t, equivalent to around 363,000 ounces of gold.

A new cyanide sparging plant was commissioned in August 2011 as part of the infrastructure development required for compliance with the cyanide code.

Safety

For the third consecutive year, occupational injuries have continued to decline. The focus in the year was on contractor engagement in safety programs, fatigue management and the implementation of risk-based medical surveillance. Emergency response planning and crisis management were reviewed in the year, while safety campaigns continued in order to focus and procure commitment from all employees.

An OHSAS 18001 certification audit was conducted during August 2011 and the next recertification will be concluded during 2014. An ISO 14001 recertification audit will be conducted during 2012.

Ghana – Obuasi

Description

Obuasi, wholly owned by AngloGold Ashanti, is located in the Ashanti Region of Ghana, approximately 60 kilometers south of Kumasi. Mining operations are primarily underground, to a depth of 1.5 kilometers. However, some surface mining in the form of open pit and tailings reclamation also occurs. Obuasi currently treats sulfide ores from underground at the south plant, following the decommissioning of the tailings treatment plant in October 2010. The south plant also treats sulfide tailings and has a capacity of 360,000 tonnes per month.

Geology

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

Operating and production data for Obuasi

	000,000,000,000	000,000,000,000	000,000,000,000
	2011	2010	2009
Pay limit (oz/t) (1)	0.19	0.19	0.21
Pay limit (g/t)	5.85	6.60	7.26
Recovered grade (oz/t) (1)	0.141	0.150	0.151
Recovered grade (g/t)	4.82	5.16	5.18
Gold production (000 oz)	313	317	381
Total cash costs ($/oz) (2)	859	760	630
Total production costs ($/oz) (2)	1,288	1,003	848
Capital expenditure ($ million)	132	109	94
Employees (3)	4,163	4,225	4,408
Outside contractors (3)	1,375	1,497	1,351
All injury frequency rate	2.37	2.86	4.73

(1)	Pay limits and recovered grade refer to underground ore resources.
(2)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)	Average for the period.

Performance

Obuasi achieved its production targets in 2011, despite facing significant operating challenges. This achievement followed focused intervention from the multi-disciplinary taskforce appointed to effect the turnaround of the operation. Additional planning, design and scheduling of work is required to further improve operational performance. Ore Reserve development improved in 2011. Nevertheless, the ability of the mine to adapt to changing circumstances remains a key challenge for this operation. Underground tonnages came in at 1.84 million tonnes (2010: 1.80 million tonnes).

Production declined by just over 1 percent, as planned, to 313,000 ounces as the taskforce worked at formulating a strategy to realize the full potential for the Obuasi operations. The south treatment plant was stopped for a total of 51 milling hours in October 2011, due to water levels on the south tailings storage facility.

Gains in efficiencies and volumes failed to translate into improved total cash costs, which were 13 percent higher year-on-year at $859 per ounce. The higher costs reflected the effects of lower grades and increases in the price of steel, oil, fuel and other consumables.

Growth and improvement

The Obuasi taskforce has made good progress in putting measures in place to effect a turnaround at the operation. A 12-hour shift was introduced and fully rolled out at all underground and processing functions to provide more productive time at work. The BPF component of Project ONE has been fully rolled out in mining, processing and transport.

A development contract is currently being finalized with the existing contractor, under a new framework and structure, and new equipment for development was purchased and is ready for use. Ageing infrastructure at the mine and plant is being repaired or replaced where necessary.

Although there is some indication of higher costs initially on implementation of the BPF, trends indicate that appropriate maintenance should result in cost reductions and improved performance of the mining fleet and infrastructure. In the medium term, this should have a positive impact on mining flexibility and lead to increased throughput and higher production.

Underground drilling to explore the Obuasi Deeps below 50 level and the southern extensions of the current mining areas above 50 level continued in the year.

Safety

Regrettably, three contractor employees lost their lives in occupational accidents during 2011 at Obuasi mine. The Obuasi management team conducted investigations into the circumstances that contributed to these incidents. Measures have been put in place to help ensure that such incidents are not repeated.

Good strides were made with employee safety and occupational health, with the Continental Africa region safety strategy being implemented and 22 safety standards executed. The emphasis has been on the creation and communication of a deliverable vision for fatality elimination by identifying and increasing the focus on high-potential near-fatal events. Through training and awareness creation, there has been an attempt at reinforcing safe behavior, and the AIFR for the year was 2.37, an improvement of 17 percent on the previous year. This was bolstered also by the employee engagement process aimed at improving communication and performance, which was rolled out in phases during 2011.

The OHSAS 18001 certification was successfully completed during January 2012, and an ISO 14001 recertification audit will be held in 2012.

GUINEA

Guinea – Siguiri

Description

Siguiri, a multiple open-pit oxide gold mine, is AngloGold Ashanti’s sole operation in the Republic of Guinea. It is located in the district of Siguiri, around 850 kilometers northeast of the country’s capital Conakry. Conventional mining activities are performed by contractors in multiple open pits using conventional techniques. On surface, Siguiri’s gold processing plant treats about 30,000 tonnes daily.

AngloGold Ashanti holds an 85 percent interest in Siguiri and the balance of 15 percent is held by the Government of Guinea.

Geology

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

Operating and production data for Siguiri

	000,000,000,000	000,000,000,000	000,000,000,000
	2011	2010	2009
Pay limit (oz/t)	0.01	0.02	0.02
Pay limit (g/t)	0.51	0.66	0.71
Recovered grade (oz/t)	0.023	0.028	0.032
Recovered grade (g/t)	0.79	0.97	1.11
Gold production (000 oz) – 100 percent	293	321	372
Gold production (000 oz) – 85 percent	249	273	316
Total cash costs ($/oz)(1)	871	656	513
Total production costs ($/oz)(1)	992	733	601
Capital expenditure ($ million) – 100 percent	18	12	26
Employees(2)	1,718	1,531	1,492
Outside contractors(2)	1,948	1,639	1,481
All injury frequency rate	1.27	6.15	5.54

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Average for the period.

Performance

Attributable gold production declined by 9 percent to 249,000 ounces. Lower-than-anticipated grades had the most significant impact on production. A number of challenges were encountered during the year, mainly with regard to the increasing number of illegal miners in the Siguiri mining areas. Mining operations were also hampered in the year by a community protest over issues relating to electricity supply, land compensation and employment, which interrupted production for three days, while mining the Sanutinti push back hampered excavator productivity, with the wet ground conditions encountered resulting in increased mining costs. Other challenges were the lower grade in the saprolite stockpile, which also contained some hard oxide materials, causing delays in material supply.

Throughput tonnes in 2011 were 10 percent higher year-on-year at 9.7 million tonnes (2010: 8.8 million tonnes), helping to mitigate the impact of lower grades. Recoveries in the plant were marginally down to 89 percent, attributable mainly to the lower grades and higher throughput, and a leach tank maintenance program.

The lower volumes drove costs up, with unit cash costs 33 percent higher at $871 per ounce (2010: $656 per ounce). Higher labor costs and fuel prices also contributed to increased cash costs.

Growth and improvement

In mid-2011, a program was initiated to accelerate the upgrade of the inferred oxide resource to an indicated resource. This program aims to partly replace depletions in the Ore Reserve. An assay laboratory upgrade and expansion is planned for 2012.

The BPF component of Project ONE is being implemented across the operation after the successful implementation at the plant resulted in a 1 million-tonne increase in throughput on an annual basis. A modular mining fleet management system was installed on trucks and primary loaders to improve productivity and reduce costs. The process is currently being implemented in the mining and geology department to reduce unit costs by working more efficiently.

A new growth strategy provides for the expansion of the current plant. The expanded plant will have the capacity to treat 18 million tonnes of material annually by 2017, reaching capacity in 2018. To support this expansion strategy, significant exploration projects to find new reserves are underway.

Environmental management remains a critical area of focus and ongoing initiatives are in place to control dust and emissions, and also to ensure compliance with all the relevant legislation. Siguiri contributed to the management of dust by the watering of linking roads between villages at a total cost of $619,000. No reportable environmental incidents were recorded in the year. A pipeline from the tailings facility, which previously contributed to the bulk of incidents, is expected to be replaced in 2012.

Safety

The all injury frequency rate dropped to 1.27 per million hours worked from 6.15 in 2010.

OHSAS 18001 recertification will be conducted during 2012. The ISO 14001 certification was successfully completed and is valid until July 2012.

MALI

AngloGold Ashanti has interests in three gold mining operations in Mali, namely, Sadiola, Yatela and Morila. It manages two of these operations, Sadiola and Yatela.

Mali – Morila (attributable 40 percent)

Description

The Morila mine is situated 180 kilometers southeast of Bamako, the capital of Mali. The operation treats low-grade stockpiles while the plant, which incorporates a conventional carbon-in-leach process with an upfront gravity section to extract the free gold, has annual throughput capacity of 4.3 million tonnes. Since mining was concluded in 2009 with the depletion of the orebody, operations at Morila currently involve processing of the stockpile which stood at 1.8 million tonnes as at year-end.

AngloGold Ashanti has an effective 40 percent stake in Morila, as does Randgold Resources Limited (which manages the mine). The Government of Mali owns the remaining 20 percent.

Geology

Morila is a mesothermal flat lying shear-zone hosted deposit which, apart from rising to the surface in the west against steep faulting, lies flat. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralization is characterized by silica-feldspar alteration and sulfide mineralization consists of arsenopyrite, pyrrhotite, pyrite and chalcopyrite.

Operating and production data for Morila

	000,000,000,000	000,000,000,000	000,000,000,000
	2011	2010	2009
Pay limit (oz/t)	0.02	0.02	0.04
Pay limit (g/t)	0.60	0.67	1.21
Recovered grade (oz/t)	0.050	0.050	0.072
Recovered grade (g/t)	1.70	1.70	2.47
Gold production (000 oz) 100 percent	248	238	342
Gold production (000 oz) 40 percent	99	95	137
Total cash costs ($/oz)(1)	818	716	526
Total production costs ($/oz)(1)	859	768	577
Capital expenditure ($ million) 100 percent	3	3	10
Capital expenditure ($ million) 40 percent	1	1	4
Employees(2)	435	476	518
Outside contractors(2)	385	415	535

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Average for the year.

Performance

In line with improvements, attributable gold production rose 4 percent to 99,000 ounces. Tonnages were 4 percent higher, reaching 4.5 million tonnes. The plant was also more effectively utilized in 2011, after the primary crusher breakdown in January 2010. However, crushing and milling improvements will be difficult to sustain given the limits of the carbon-in-leach operation. Total cash costs increased by 14 percent, with direct operating costs adversely affected by large price increases for diesel and reagents.

Growth and improvement

A large part of stay-in-business capital of $1 million was expended on process enhancements at the plant, mainly in order to maintain capacity. Feasibility studies were undertaken during the year to investigate possible extensions to and reclamation of the tailings storage facilities. During the year, work by the mineral resources team on the tailings storage facility retreatment project indicated that the mine’s life could be extended. A final decision has not yet been taken in this regard.

Closure preparations continue, including implementation of the social plan. An employee assistance fund has been created and is managed by the unions. An agri-business project aims to sustain livelihoods post closure, although some land ownership issues still require resolution. Management is in negotiations with the local authorities and government to this end. Other pilot projects include animal husbandry, poultry farming, honey production and fish breeding, along with the establishment of a micro credit facility (CAMIDE).

Safety

Safety statistics for Morila are reported by Randgold Resources, the operator, and are not included in AngloGold Ashanti’s statistics.

Mali – Sadiola (attributable 41 percent effective December 29, 2009, previously 38 percent)

Description

The Sadiola mine is situated in western Mali, some 77 kilometers south-southwest of the regional capital Kayes. The mine is a joint venture between AngloGold Ashanti (41 percent) and IAMGOLD (41 percent) and the government of Mali (18 percent). Mining activities take place in five open pits. On-site surface infrastructure includes a 4.9 million tonnes per annum carbon-in-leach gold plant where the ore is eluted and smelted. Sadiola’s future lies in the expansion of the Sadiola main pit and a new plant, construction of which is planned to start in 2012.

Geology

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

Operating and production data for Sadiola

	000,000,000,000	000,000,000,000	000,000,000,000
	2011	2010	2009
Pay limit (oz/t)	0.02	0.04	0.04
Pay limit (g/t)	0.53	1.28	1.46
Recovered grade (oz/t)	0.055	0.060	0.074
Recovered grade (g/t)	1.90	2.04	2.52
Gold production (000 oz) 100 percent	295	287	354
Gold production (000 oz) 41 percent(1)	121	118	135
Total cash costs ($/oz)(2)	835	686	489
Total production costs ($/oz)(2)	868	737	585
Capital expenditure ($ million) 100 percent	34	20	10
Capital expenditure ($ million) 41 percent(1)	14	8	4
Employees(3)	846	790	705
Outside contractors(3)	998	981	827
All injury frequency rate	2.44	1.65	2.31

(1)	Effective December 29, 2009, the company increased its interest from 38 percent to 41 percent.
(2)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(3)	Average for the year.

Performance

Gold production increased to 121,000 ounces in 2011 (2010: 118,000 ounces) with tonnes treated increasing to 2 million tonnes from 1.8 million tonnes, countering a 7 percent decline in grade recovered to 1.90g/t.

Total cash costs were 22 percent higher at $835 per ounce (2010: $686 per ounce), driven by increases in fuel prices and higher dollar prices for a number of consumables.

Growth and improvement

Productivity initiatives focused on a number of activities, from truck and shovel utilization to haul road optimization, along with the implementation of the fleet management system which provides a dispatch and high-level data capture system for analysis.

In the plant, a crusher has been installed to pre-treat feed material which should enhance throughput and reduce delays owing to damage caused by rocks and other hard material through the plant.

The BPF component of Project ONE was activated at Sadiola in the fourth quarter of 2011. The operation is currently stabilizing and with better planning, resourcing and scheduling, it is anticipated that plant availability will improve, which should have a positive impact on production. Sadiola’s focus will be on mining the FE3 and FE4 pits in 2012. Mining is then expected to extend into the Tambali and level 3 pits.

Preparatory work on the detailed design of the plant and operational readiness for the Sadiola Sulfide Project has begun. This project will give access to the deeper sulfide material and includes construction of a new plant.

The Environmental Study and Impact Assessment (ESIA) has been approved for the project and work on the associated powerline is currently in progress. Long-lead items, including mining equipment, have been ordered and are expected to start arriving on site in 2012. Operations at the Sadiola Sulfide Project are expected to begin towards the end of 2012. The project is awaiting final board approval in 2012.

Safety

An increase in finger injuries prompted a finger safety campaign at Sadiola. A comprehensive and integrated safety program focused on leadership, the reinforcement of risk assessments in the planning phases and on refresher training for safety officers.

The mine maintained its OHSAS 18001 certification in 2011. ISO 14001 recertification is scheduled for 2012.

Mali – Yatela (attributable 40 percent)

Description

Yatela is 80 percent owned by the Sadiola Exploration Company Limited, a joint venture between AngloGold Ashanti and IAMGOLD, giving each a 40 percent stake in Yatela. The balance of 20 percent is owned by the government of Mali.

The Yatela mine is situated in western Mali, some 25 kilometers north of Sadiola and approximately 50 kilometers south-southwest of the regional capital Kayes. Ore extraction has been conducted from a number of pits including the Yatela main pit, Alamoutala, four Alamoutala satellite pits, KW18 and the North-west Extension.

Mining in most of these pits has been completed. For the remaining years of the life of mine, the focus will be on a final cutback in Yatela Main pit (Pushback 8) as well as a new pit north of the Yatela Main pit. The ore mined is treated on heap-leach pads together with carbon loading. The carbon is then transported to Sadiola for elution and smelting.

Geology

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

Operating and production data for Yatela

	000,000,000,000	000,000,000,000	000,000,000,000
	2011	2010	2009
Pay limit (oz/t)	0.02	0.01	0.04
Pay limit (g/t)	0.55	0.45	1.52
Recovered grade (oz/t)	0.030	0.036	0.106
Recovered grade (g/t)	1.04	1.23	3.62
Gold production (000 oz) 100 percent	73	150	222
Gold production (000 oz) 40 percent	29	60	89
Total cash costs ($/oz)(1)	1,483	817	326
Total production costs ($/oz)(1)	1,552	883	416
Capital expenditure ($ million) 100 percent	2	5	3
Capital expenditure ($ million) 40 percent	1	2	1
Employees(2)	323	308	298
Outside contractors(2)	620	570	505
All injury frequency rate	1.52	2.28	5.54

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Average for the year.

Performance

The mine plan was adjusted in 2011 to allow for the completion of the Yatela main pit. Mining, which has now been completed, was then advanced in the Alamoutala main and satellite pits. As Yatela approaches closure, the grade of the ore has declined incrementally. The increase in tonnages mined failed to compensate for the lower grades, which had a knock-on effect on gold production which declined to an attributable 29,000 ounces.

Total cash costs rose to $1,483 per ounce as a result of higher input costs, including efforts to extend the life of mine and the hauling of material over a relatively long distance from Alamoutala to the Yatela plant.

Growth and improvement

Yatela plans to mine at two pits, the Yatela main pit and Yatela North during 2012. Mining in the main pit was delayed in 2011 with the re-optimization of the main pit in order to reduce stripping ratios and maintain practical mining widths. There is an intense focus on optimizing residual opportunities.

Management has focused on putting in place steps to foster sustainable development in surrounding communities as the mine approaches closure. Voluntary retirements were encouraged during the year, and the only positions which have been filled are those critical to production targets. The temporary labor complement is also being reduced by 5 percent annually, and no contracts are being renewed. A closure consultant was appointed in 2011. The rehabilitation target to date is 312 hectares, of which 214 hectares have been rehabilitated. This is below target as a result of changes in the mine plan and the unavailability of equipment.

Safety

The all injury frequency rate (AIFR) was 1.52 per million hours worked in 2011. Intensive efforts remain focused on safety campaigns and risk assessments. The mine maintained its ISO 14001 certification in 2011. ISO 14001 recertification is scheduled for 2013.

NAMIBIA

Namibia – Navachab

Description

The Navachab gold mine is situated near the town of Karibib, some 170 kilometers northwest of the capital Windhoek and 171 kilometers inland on the southwest coast of Africa.

Navachab, which began operations in 1989, is an open-pit mine with a processing plant which includes a mill as well as CIP and electro-winning facilities, all with a monthly capacity of 120,000 tonnes.

Geology

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

Operating and production data for Navachab

	2011		2010	2009
Pay limit (oz/t)	0.06		0.07	0.051
Pay limit (g/t)	2.00		2.53	1.55
Recovered grade (oz/t)	0.043		0.052	0.046
Recovered grade (g/t)	1.46		1.80	1.58
Gold production (000 oz)	66		86	65
Total cash costs ($/oz)(1)	939		721	677
Total production costs ($/oz)(1)	1,121		779	723
Capital expenditure ($ million)	48		14	20
Employees(2)	790		687	578
All injury frequency rate	2.00	*	25.60	26.30

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Average for the year.
*	2011 only includes medical treatment cases and lost-time injuries and excludes all first aid and dressing cases.

Performance

Gold production of 66,000 ounces was 23 percent lower than the 86,000 ounces produced the previous year, largely as a result of the reduced volumes of concentrate supplied by the DMS plant. The reduced level of gold production and inflation resulted in a 30 percent increase in total cash costs to $939 per ounce.

A mining fleet has been contracted for a three-year period to complete the required near-surface waste stripping of the main pit expansion cut back to extract ore and increase mining volumes. Although the start of this contract was delayed, waste stripping began during the year, resulting in a 16 percent increase in tonnes mined.

Growth and improvement

The BPF component of Project ONE was rolled out at Navachab during the second half of the year in an effort to generate improved efficiencies across the operation.

Work has begun on a prefeasibility study, scheduled for completion by mid-2012, to determine the viability of achieving planned production targets as well as optimal mine and process options. The proposed expansion is expected to improve economies of scale and focus on cost control and continuous improvement initiatives. It is also expected to create additional jobs.

Exploration during the year focused on pit expansion drilling so as to increase confidence in the orebody, to follow up on geochemical anomalies and to optimize asset use.

Safety

The annual safety plan was implemented, supported by a road show, safety awareness campaigns and observer training, which is ongoing. There were no fatalities during 2011. The AIFR improved dramatically, declining from 25.60 per million hours worked in 2010 to 2.0 in 2011.

Navachab received ISO 14001 certification during 2011. The OHSAS 18001 certification audit was completed. Nonconformances identified are continuously addressed.

TANZANIA

Tanzania – Geita

Description

The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120 kilometers from Mwanza and 4 kilometers west of the town of Geita. The mine is wholly owned and managed by AngloGold Ashanti.

The Geita gold mine is a multiple open pit operation with underground potential and is currently serviced by a 5.2 million tonnes per annum CIL processing plant.

Geology

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

Operating and production data for Geita

	2011	2010	2009
Pay limit (oz/t)	0.06	0.07	0.09
Pay limit (g/t)	2.06	2.38	3.08
Recovered grade (oz/t)	0.116	0.069	0.055
Recovered grade (g/t)	3.98	2.36	1.89
Gold production (000 oz)	494	357	272
Total cash costs ($/oz) (1)	488	697	985
Total production costs ($/oz) (1)	674	874	1,191
Capital expenditure ($ million)	58	38	19
Employees (2)	1,721	1,874	1,990
Outside contractors (2)	1,820	1,391	1,196
All injury frequency rate	3.60	5.38	5.56

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Average for the year.

Performance

Geita produced 494,000 ounces at a total cash cost of $488 per ounce in 2011, compared with 357,000 ounces at a total cash cost of $697 per ounce the previous year. The turnaround in Geita operating performance continued in 2011, following the rollout of the Project ONE business improvement initiative as a pilot site. Progress continues to be made in all areas, not least of all fleet reduction and improved plant availability and recoveries. In 2011, over 55.8 million tonnes were mined, compared with 45.5 million tonnes the previous year.

The overall production performance for the year was further aided by higher grades mined at the Nyankanga Cut 6 and operation of the ball mill in single stage, which offset extended downtime of the SAG mill during unscheduled shutdowns in May and June to repair the feed end and during October to replace the mill gearbox.

The fleet rationalization program continued to deliver productivity improvements in engineering stores, fuel and labor cost. This included completion of the larger light-weight truck tray project, the resultant phasing out of aged trucks and reducing the fleet from 34 to 27 trucks, and manpower rationalization resulting from improved training and performance. Improved drill and blast performance contributed to improved mining performance and significant cost reductions. Average broken stocks have increased from 150,000bcm to 500,000bcm while the number of drilling rigs decreased from 14 to 8. Powder factors reduced from 0.95kg\bcm to 0.72kg\bcm while achieving improved material fragmentation. Continued progress was made on the reagent optimization started in 2010, with improved gravity recovery and optimization of the CIL circuit further contributing to lower reagent consumption. The tire life optimization program also achieved success through improved tire management, equipment operator training and improved haul road conditions. Mining operations were undertaken in three areas. Mining recommenced at the Star and Comet satellite pit, using contractors, after production was stopped in early 2010. Nyankanga pit cutback 5 was completed and cutback 7 began. Cutback 6 was the main source of ore for 2011 and this is expected to continue in 2012. Geita Hill pit cutback 1 was completed in late 2011 with mining progressing in cutback 2.

Growth and improvement

From the base year 2010, production and productivity have already increased by more than 20 percent. The target is to maintain production at 500,000 ounces a year and focus on improving employee productivity through focused specialized training to improve employee capability in role. The success achieved at Geita is largely due to the implementation of the BPF component of Project ONE. The operation is now strongly cash positive, with a plan focussing on stability and delivery. The key area of focus is asset reliability, with the team on site receiving strong support from the teams conducting the group-wide asset integrity audit. Capital expenditure has been approved, among others, for the replacement of the SAG-mill.

Work is also ongoing to create opportunities for mine-life extension from surface and underground sources, as well as for on-lease growth by establishing sustainable satellite- and refractory-ore open-pit projects that complement proposed underground projects. Emphasis will be placed on cash flow margins and returns on invested capital.

Key initiatives to reduce real costs which have been incorporated in Geita’s strategy include the implementation of the fleet rationalization, reagent optimization, tire life optimization and contracting mining for satellite pits.

Other cost containment and production improvement initiatives include: improvement of mining practices to reduce ore loss to the waste dump; stabilizing and improving SAG-mill feed once a new mill is installed, from 612 tonnes per hour, to 650 tonnes per hour; optimizing the gravity circuit to increase gold recovery through improved availability of the plant; achieving higher fleet productivity by raising shift output; and optimizing liner design.

Challenges include scarce critical skills, particularly engineers, geologists and technicians. An internal pipeline of skills has been created, with 15 people a year enrolled in a graduate training program and 60 people on an integrated technical mining training program. Succession planning, talent management and increased focus on placing Tanzanians in key roles and reducing expatriate recruitments are areas of focus for management.

During the year, the company engaged with the local miners’ union, Tamico, and the International Chemical Engineering and Mining Union Federation (ICEM) to improve the relationship with the workforce at Geita. The parties concluded there was a need to renegotiate the existing recognition agreement to improve union access to the mine. The access agreement negotiations with Tamico commenced in 2012.

Over the past two years detailed geological work has been undertaken in Nyankanga, Geita Hill and Star & Comet pits in order to better understand controls of mineralization in each pit. In Nyankanga, mineralization is associated with the Nyankanga main fault zone while at Geita Hill pit, mineralization is associated with the axial planar cleavage of a large synformantiform fold pair. In the Star and Comet pit, mineralization is controlled by the contact between quartz feldspar porphyry and banded iron formation and a major shear zone cross cutting the middle of the pit.

The Geita town water project will begin once environmental approval has been granted in 2012. Completion of the front end of the project, from the treatment plant and pumping station to the water reservoir, is expected in July 2012.

A budget of $2.6 million for cyanide destruction infrastructure has been approved for 2012. In the meantime, a tailings dilution system is being used to reduce the levels of cyanide at discharge points. Weak acid dissociable (WAD) cyanide at the pool has remained as low as 0.01ppm. Geita’s Cyanide Code compliance audit was held in December, with compliance targeted by the end of 2012. The approval and procurement of a new incinerator for the disposal of hazardous material took place in 2011 and the facility is expected to be commissioned in 2012.

Safety

Geita recorded an AIFR of 3.60 per million hours worked in 2011, an improvement on the 5.38 recorded in 2010. Continued focus is placed on high-potential incidents analysis and follow-up remedial action. Geita demonstrates that safety is its first value through management leadership, the holding of regular safety meetings, training, development of standards and safe-work procedures and risk management through conducting frequent risk assessments.

Emergency response and health facilities were improved during the period and additional equipment purchased to ensure emergency preparedness.

Fatigue has been identified as a critical safety area to be proactively managed. The fatigue program started in 2009 was upgraded in 2010, and training on fatigue management continued throughout 2011.

ISO 14001 certification for the environmental management system was maintained during the year.

AUSTRALASIA

AngloGold Ashanti’s sole operating mine in Australasia is Sunrise Dam in Australia, while development of the Tropicana project, also in Australia, is proceeding.

Performance

Production from Australasia declined by 38 percent to 246,000 ounces in 2011. This was equivalent to 6 percent of group production. This decline in production was due to the flood related work stoppage with the excessive rainfall resulting in operations both underground and at the open pit being adversely affected for approximately six months.

Total cash costs increased by 97 percent to $1,362 per ounce due primarily to lower production and the cost of remedial work.

In all, an average of 509 people, including contractors were employed at the Sunrise Dam operation, 3 percent more than in 2010.

Total capital expenditure for the region more than doubled to $102 million, the bulk of which ($73 million) was spent on the Tropicana project, which is scheduled to begin production in 2013. The bulk of this was spent on the main access road, operational readiness and accommodation.

The Tropicana gold mine is being developed by AngloGold Ashanti (70 percent) and joint venture partner, Independence Group Ltd. (30 percent). AngloGold Ashanti is managing the Tropicana project and has also undertaken an extensive exploration program in the area that covers some 13,500km2 of tenements along a 600 kilometers strike length. This area in Western Australia is considered one of the most prospective for new gold discoveries in Australia.

At year-end, the attributable Ore Reserve totaled 4.26 million ounces.

AUSTRALIA

Australia – Sunrise Dam

Description

The Sunrise Dam gold mine is located in the northern goldfields of Western Australia, 220 kilometers northeast of Kalgoorlie and 55 kilometers south of Laverton.

The mine consists of a large open pit which is now in its fifteenth year of operation, and an underground mine which began in 2004. Mining is conducted by contractors and the ore is treated in a conventional gravity and carbon-in-leach (CIL) processing plant, which is managed by AngloGold Ashanti.

Geology

Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittleductile low strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Operating and production data for Sunrise Dam

	2011	2010	2009
Pay limit (oz/t)	0.10	0.14	0.08
Pay limit (g/t)	3.00	4.32	2.45
Recovered grade (oz/t)(2)	0.063	0.094	0.084
Recovered grade (g/t)(2)	2.16	3.22	2.87
Gold production (000 oz)	246	396	401
Total cash costs ($/oz)(1)	1,362	692	631
Total production costs ($/oz)(1)	1,528	773	738
Capital expenditure ($ million)	27	29	31
Employees(3)	101	93	99
Outside contractors(3)	408	401	356
All injury frequency rate	19.40	13.65	8.94

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Open-pit operations.
(3)	Average for the year.

Performance

Sunrise Dam produced 246,000 ounces at a total cash cost of $1,362 per ounce in 2011, compared with 396,000 ounces at a total cash cost of $692 per ounce the previous year. There were two significant events during 2011 that negatively impacted production. A major flood occurred in February, when 220 millimeters of rain fell in two storms, less than five days apart. This was the highest rainfall recorded in the 129 years of records for the Laverton district. In April, a wall failed in the southeastern portion of the open pit, which prevented access to the open pit working areas. A new access ramp was constructed, which took approximately six months. No injuries were sustained in either event, or in the work required to re-establish production. The two events described above necessitated a substantial change to the mine plan and production schedule for 2011, with a consequential change to the annual gold output.

The flood event impacted underground production for approximately four months. During this period the mining contractor worked on remedial activities to repair damage and rehabilitate flooded areas, thus full costs were incurred. Production from the open pit was interrupted for approximately six months while the new access ramp was constructed. Again the open pit mining contractor was fully occupied for most of the period, undertaking stockpile relocation, construction of the new access ramp and waste dump and tailings dam rehabilitation work. The impact of the flood event and the pit wall failure together reduced planned production by about 100,000 ounces. The considerable remedial work negatively impacted cash costs per ounce.

The underground operation returned to full production in the second half of 2011, and by the fourth quarter had achieved an ore production rate of 1.5 million tonnes per annum on an annualized basis, which is close to the budgeted rate. This was achieved through much improved short- and medium-term planning in line with the business process framework principles of Project ONE.

Growth and improvement

An extensive mineralized system below the currently mined Cosmo and adjacent Dolly underground domains was discovered in 2011. Initial drill testing of these targets highlighted significant opportunity for a new mineralized domain, named Vogue. The mineralization is an extension of the Cosmo and Dolly gold system that extends beyond the existing mine infrastructure by up to 400 meters and to depths of at least 800 meters below surface. It is hosted within volcanic rocks and structures equivalent to those that host the Cosmo, Western Shear and GQ mineralization.

Dimensions of the Vogue mineralization are significantly larger than Cosmo and Dolly, with an opportunity for either extensive bulk or selective mining zones, close to existing underground mine infrastructure. A conceptual study was completed at the end of 2011 and a prefeasibility study into the expansion of the Sunrise Dam underground mine has commenced, with a substantial exploration commitment that is expected to span two to three years.

Production at Sunrise Dam has been steadily declining from a peak in 2007 when the main high-grade ore zone was mined in the base of the open pit. Since then, open pit production has been declining and underground production steadily increasing. Production from underground will not reach the previous highs of the open pit as volumes of high-grade ore do not reach the same concentration as previously encountered in the base of the open pit. A plan was implemented in 2011 to increase production in the period 2012 – 2014.

There are four main areas of focus for this plan:

•

The Crown Pillar between the base of the pit and the underground mine contains high-grade ore. The pillar itself contains many pathways for water so by mining and replacing it, an engineered cemented backfill will improve water management in the event of flooding and high grade, low-cost gold production will be brought;

•

A study was undertaken during 2011 on the most suitable mining method for the GQ orebody. A substantial tonnage will now be mined via more productive and cost effective long hole open stoping methods and alternative mine design options are currently being assessed to optimize the extraction of areas of narrow, high grade mineralization that extend beyond bulk mining zones within GQ;

•

The underground production improvement project will focus on underground stope production, trucking, bogging, maintenance and retention of skilled people, using the “analyze and improve” processes of Project ONE. The objective is to lift ore production with minimal additional people and equipment. Management expects that this will improve mining costs and have the added benefit of lowering the cut-off grade and bringing more material into reserve; and

•

The Vogue discovery is an extremely broad domain of high- and low-grade gold mineralization. There are some well drilled areas at the top of the Vogue deposit where the potential exists for higher-grade coherent zones similar in scale to Cosmo.

Other key capital projects underway at Sunrise Dam include the installation of an underground dewatering/pumping system designed to enable the volumes of water encountered in the flood of February 2011 to be removed from the underground mine within 14 days. Another capital project in the underground mine consists of the construction of an underground workshop to service and repair the underground mobile fleet. It is expected that this investment will be recouped in less than three years as equipment will no longer have to travel all the way to surface for services and maintenance work. Installation of two primary ventilation fans (Cosmo and GQ) with remote control system will improve energy efficiency.

Safety

Sunrise Dam continues to maintain a lost-time injury frequency rate (LTIFR) below the Australian industry average. At the end of 2011, Sunrise Dam recorded an AIFR of 19.40 per million hours worked.

THE AMERICAS

AngloGold Ashanti owns the Cripple Creek & Victor mine in the United States, the Cerro Vanguardia mine in Argentina, the AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) and Serra Grande operations, both in Brazil. The Americas represents an important growth region for AngloGold Ashanti.

Performance

Combined production from these operations increased by 6 percent to 891,000 ounces of gold in 2011, increasing its contribution to group production to 21 percent (2010: 19 percent). In all, 7,389 people, including contractors, were employed, 807 more than in 2010.

Total capital expenditure for the region was $452 million, an increase of 46 percent on the $309 million spent in 2010. The bulk of this was expended at the AGA Mineração, CC&V and Cerro Vanguardia projects.

The stronger real and scarce mining skills along with accelerating inflation across the South American jurisdictions presented significant cost pressures during the year.

The total attributable Ore Reserve for the Americas region was 11 million ounces.

Safety

Regrettably, two contractor employees lost their lives in occupational accidents during 2011. The first was in Brazil where a worker was run over by a tractor on a construction site, and the second was in Colombia where a worker was inundated by a naturally occurring landslide after unusually heavy rainfall. An all injury frequency rate of 6.33 per million hours worked (2010: 5.66) was achieved in 2011.

Growth and improvement

A far-reaching greenfield exploration program is underway in the Americas region, most notably in Colombia, South America, where AngloGold Ashanti has extensive land holdings.

Exploration activities are also conducted by either AngloGold Ashanti teams or together with joint venture partners, in Canada, Brazil and Argentina.

UNITED STATES OF AMERICA

United States of America – Cripple Creek & Victor

Description

AngloGold Ashanti holds a 100 percent interest in Cripple Creek & Victor (CC&V) Gold Mining Company’s Cresson Project, located in the state of Colorado in the United States. A surface mining operation provides ore to a crusher and valley-leach facility, one of the largest in the world. Production here began in 1994. Production from the mine life extension (MLE1) project, which involved expanding capacity at the heap-leach pad, began in 2011.

Geology

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

Cripple Creek & Victor – Summary of metallurgical operations

Gold plants
Capacity (000 tonnes/month)
- crushed ore production	1,739
- total ore production	1,796
- solution processed	2,371

Operating and production data for Cripple Creek & Victor operations

	2011	2010	2009
Pay limit (oz/t)	0.007	0.007	0.005
Pay limit (g/t)	0.24	0.23	0.17
Recovered grade (oz/t)	0.011	0.013	0.013
Recovered grade (g/t)	0.39	0.43	0.46
Gold production (000 oz)	267	233	218
Total cash costs ($/oz) (1)	569	500	371
Total production costs ($/oz) (1)	929	901	743
Capital expenditure ($ million)	67	73	87
Employees (2)	454	403	367
Outside contractors	127	243	195
All injury frequency rate	19.80	12.26	15.80

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Average for the year.

Performance

Production at CC&V increased by 15 percent to 267,000 ounces in 2011 at a total cash cost of $569 per ounce, compared with 233,000 ounces at a total cash cost of $500 per ounce the previous year.

Major construction of the MLE1 project was completed during the year and this contributed to production as ore was placed closer to the liner on the new section of the pad. An all phase 5 pad liner was placed in 2011, a county road was relocated and additional adjacent land was purchased in support of the project.

Operations continued to be affected by a severe drought in the Colorado River Basin. The lack of water reduced percolation through the pad, curtailing production and productivity. Total tonnage mined was increased from 180,000 tonnes a day to more than 200,000 tonnes a day to offset a higher strip ratio and decreasing grades.

Commodity inflation was the primary driver of the year-on-year increase in cash costs along with higher diesel consumption as mining occurred deeper in the Cresson pit and waste hauls were longer. Development and mining progressed on the Wild Horse Extension of the orebody which is expected to provide new ore at shallower depths, while additional working faces in the existing mining areas are expected to be available in the future.

Growth and improvement

CC&V’s Ore Reserve increased by 1 million ounces in 2011. Exploration in the concession area immediately surrounding the operation will continue. The feasibility study on the mine life extension 2 (MLE2) project was initiated by the Americas project team during the year. This expansion includes the addition of a mill and a second valley heap leach facility. Selective mining of mill-grade ore is to take place to feed the new plant and is expected to generate improvements to productivity, operating unit costs and production. The mill’s processing stream in MLE2 should allow a marked improvement in recoveries from the heap leach.

Safety

CC&V has a strong safety record with no fatalities in 2011, maintaining its long-term fatality-free record. The all injury frequency rate deteriorated to 19.80 from 12.26 per million hours worked in 2010, mainly due to an increase in relatively minor incidents of strains and sprains. The Environmental Observation Program continued in its second year and encouraged all employees to submit observations of safe as well as unsafe activities, unsafe conditions, near-miss incidents and environmental concerns. These observations are reviewed weekly by the management team and appropriate actions taken to resolve each issue.

The Project ONE and Safety Transformation initiatives were rolled out with standards being implemented as they are finalized. As part of the improvement initiatives, management is engaging all employees in soliciting, developing and implementing improvement ideas related to safety and production. This effort includes regular, scheduled meetings with top management and the hourly paid workforce.

In October, CC&V received recognition of continued certification at the “Gold” level in the Environmental Leadership Program sponsored by Colorado Department of Public Health and Environment (CDPHE).

SOUTH AMERICA

AngloGold Ashanti has three operations in South America - Cerro Vanguardia in Argentina and AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) and Serra Grande in Brazil.

AngloGold Ashanti has had an active exploration program in Colombia for some years, with the most favorable of the prospects being in the La Colosa district.

ARGENTINA

Argentina – Cerro Vanguardia

Description

AngloGold Ashanti has a 92.5 percent interest in Cerro Vanguardia with Fomicruz (the province of Santa Cruz) owning the remaining 7.5 percent. Located to the northwest of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits. Shallow underground mining began in 2010 to access high-grade material and in 2011 accounted for about 19 percent of the mine’s production. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is mined as a by-product. Ore is processed at the metallurgical plant which has a capacity of 3,000 tonnes per day and includes a cyanide recovery facility.

Geology

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

Operating and production data for Cerro Vanguardia

	2011	2010	2009
Pay limit (oz/t)	0.11	0.13	0.12
Pay limit (g/t)	3.86	4.36	4.17
Recovered grade (oz/t)	0.182	0.178	0.190
Recovered grade (g/t)	6.23	6.11	6.51
Gold production (000 oz) 100 percent	212	209	208
Gold production (000 oz) 92.50 percent	196	194	192
Silver production (000 oz) 100 percent	2.9	2.8	2.2
Silver production (000 oz) 92.50 percent	2.7	2.6	2.0
Total cash costs ($/oz)(1)	403	366	359
Total production costs ($/oz)(1)	566	521	495
Capital expenditure ($ million) 100 percent	79	41	18
Employees (2)	1,065	883	753
Outside contractors (2)	579	359	316
All injury frequency rate	1.59	8.08	9.34

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Average for the year.

Performance

Cerro Vanguardia was the group’s lowest cost producer in 2011. Attributable gold production of 196,000 ounces was marginally higher than the previous year total of 194,000 ounces and met operating targets. Total cash costs of $403 per ounce were lower than projected at the beginning of the year due to improved efficiencies at the mine and also the positive impact of higher-than-forecast silver production and prices. Ensuring a consistent supply of feed to keep the plant running at capacity was a principal focus during the year, as was the consolidation of the fledgling underground operation. Two mine portals were opened in the Mangas Centro and Mangas Sur pits during the year and more than 6 million tonnes of underground development achieved.

Meeting production goals was complicated somewhat by the introduction of import restrictions by the federal government which delayed the delivery of some spare parts and capital equipment. In addition, accelerating inflation in Argentina pushed costs higher for both consumables and the payroll. These factors continue to pose a significant challenge in Argentina and may present additional hurdles to imports, in recruitment and labor relations in the year ahead.

Construction of the new heap leach was delayed from the third quarter of 2011 to the first quarter of 2012, principally owing to construction delays caused by unseasonably inclement weather. The delay curtailed production but was mitigated by additional output achieved by rescheduling some open pit operations as well as optimizing capacity of the underground operation. The heap leach project will allow Cerro Vanguardia to exploit additional sources of low-grade ore previously excluded from the mine plan.

Growth and improvement

About 34,000 meters of diamond drilling and 19,000 meters of reverse circulation holes were done during the year with the aim of expanding the resource at depth and to the north and west of the concession.

Given the continued inflationary challenges facing companies in Argentina, the potential reduction in unit costs that will accompany additional production, makes further expansion of the operation an attractive option. The mine continued work on the underground and heap leach projects which are expected to add incremental production in coming years. Given the continued success of the brownfield exploration team in identifying new, high-grade sources of ore in the vein structures at the mine, the Americas team is investigating further expansion possibilities. These include increasing the size of the plant and further expanding the scale of the heap leach footprint.

To improve the knowledge of the orebody and to provide more certainty of both grade and tonnage, the Gabriela, Lucy, Cuncuna, Rocio, El Lazo, Loma del Muerto, Osvaldo 4 and Liliana veins were drilled.

Focus will remain on the recruitment of skilled workers in an increasingly competitive environment for human resources as more mining development occurs nationally and regionally. Maintenance and planning strategies will also be adapted to cope with the more complex set of import restrictions.

Seminars, workshops and ongoing training of employees at all levels are aimed at ensuring a reduction in reportable environmental and safety incidents. At Cerro Vanguardia, close attention will be paid to the management of underground water in order to prevent pollution as this portion of the mine’s development increases.

Safety

Cerro Vanguardia’s safety performance improved further during 2011, and the mine recorded its ninth straight year with no fatality. The AIFR improved markedly from 8.08 to 1.59 per million hours worked, a new record for the mine. The safety transformation program was launched during the first half of the year with several initiatives developed to reinforce safety awareness.

BRAZIL

Brazil – AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração)

Description

AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) comprises two operational units, namely the Cuiabá and the Córrego do Sítio complexes. The Cuiabá complex includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plants. In operation for 26 years, the Cuiabá mine is principally a cut-and-fill mine accessed by ramp and shaft. Lamego is a new mine developed to mine an underground sulfide ore. The first stage of the processing of the ore from Cuiabá and Lamego mines is in the gold plant at the Cuiabá complex, where concentrate is produced. The material is then transported 15 kilometers by aerial ropeway to the Queiroz plant where milling, flotation, roasting, leaching, precipitation and refining occur. Total capacity of the complete circuit is 1.65 million tonnes per year and recoveries of 93 percent are achieved.

The Córrego do Sítio operation comprises one surface (oxide) and two underground (sulfide) mines, as well as a heap leach pad and sulfide plant, the latter originally acquired from Eldorado late in 2008 and since refurbished.

Geology

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

Brazil – Summary of metallurgical operations

	AngloGold Ashanti Mineração		Serra Grande
	Cuiabá	Raposos
Gold plants
Capacity (000 tonnes/month)	135	26	66

Operating and production data for AGA Mineração

	2011	2010	2009
Pay limit (oz/t)	0.13	0.13	0.08
Pay limit (g/t)	4.41	4.40	2.69
Recovered grade (oz/t) (1)	0.217	0.210	0.205
Recovered grade (g/t) (1)	7.43	7.21	7.02
Gold production (000 oz)	361	338	329
Total cash costs ($/oz) (2)	571	444	347
Total production costs ($/oz) (2)	855	683	492
Capital expenditure ($ million)	259	142	84
Employees (3)	2,715	2,486	2,249
Outside contractors (3)	1,110	940	715
All injury frequency rate	4.05	2.62	4.19

(1)	Recovered grade represents underground operations.
(2)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A. Operating results – Total cash costs and total production costs”.
(3)	Average for the year.

Performance

At AGA Mineração, production in 2011 was 361,000 ounces, 7 percent higher than the prior year. The higher output followed the ramp-up at Lamego and the start of production from Córrego do Sítio. Production was, however, negatively impacted by lower tonnage at Cuiabá, due mainly to geotechnical and fleet availability issues.

Cash costs of $571 per ounce were 29 percent up on the previous year, mainly due to labor cost inflation and higher energy consumption following the commissioning of the refrigeration plant in Cuiabá. Other factors were the stronger Brazilian real, which appreciated by 5 percent against the dollar in 2011, lower volumes and higher unit costs from new Córrego do Sítio sulfide production. An improved price received for sulfuric acid, a by-product at the Cuiabá complex, had a positive impact on costs during the year.

The cost and availability of specialized mining skills remained key challenges in Brazil, where a surfeit of mining and engineering projects exacerbated an already tight labor market and inflated salaries. This trend is likely to continue for some time with additional mining and infrastructure projects set to proliferate in Brazil in coming years, along with additional development of iron ore capacity and preparations for the next FIFA World Cup in 2014 and the Olympic Games in 2016.

Project ONE implementation is ongoing and the BPF stabilization phase was completed at Cuiabá, with benefits achieved in maintenance and production to counter the low availability of the fleet of heavy mechanized equipment. Renewed focus was placed on training to improve safety and productivity in high-dip areas, while trial mining using the sub-level bench method was successfully piloted and will now be extended to other areas of the mine. This change also mitigated geomechanical instability and is expected to result in improved productivity in 2012 and 2013.

Given the increased mining depth to more than 1,100 meters at Cuiabá by the end of 2011 and the resultant rise in working temperatures, a refrigeration plant was commissioned to service the deeper areas of the mine.

At Lamego, where tonnages improved by 15 percent, the drill method was changed to cross-cut instead of driving the ramp down to the mine’s deepest levels so as to improve knowledge of the orebody at depth. Now, more than 2.5 years of reserves are estimated to be available at current production rates, following development of ore drives from level 3.1 to level 4 at the Carruagem orebody. This enables a high level of mining flexibility.

While the scheduled maintenance shutdown at the pyrometallurgy plant at Queiroz was undertaken during the year, there was an unexpected shutdown of Plant A to undertake screening of the catalyst bed and removal of the roasters. Three new flotation cells were added to the Cuiabá plant and the wall of the tailings dam was lifted to cope with incremental production.

At Córrego do Sítio, the underground sulfide mine was developed and the orebodies prepared for the start of production during 2011. This mine had reached production capacity of 40 percent by year-end. The underground mine produced 171,000 tonnes in 2011. The metallurgical plant was commissioned in January 2012. The oxide heap leach plant improved its productivity 18 percent by increasing bench heights on the heap leach by 1 meter to 7 meters.

Growth and improvement

Both greenfield and brownfield exploration drilling campaigns continued, with the focus on increasing the gold resource base.

Commissioning and mine ramp-up of the Córrego do Sítio project proceeded during the year and full production at Lamego mine was achieved in 2011. Scoping studies are in progress for both mines to determine further expansion opportunities. At Córrego do Sítio, additional sources of oxide and sulfide ores will enable an expansion.

The underground sulfide operation is ramping up and is expected to reach full production by the end of 2012. One of the principal operating challenges is to control dilution from the sub-level stoping by a greater focus on grade control, while keeping the ramp-up on track with the development of ramps and ore drives to ensure appropriate flexibility.

The Lamego project was completed at the end of 2011, with only minor changes to civil infrastructure required at a cost of some $2 million. Meanwhile, further work is planned to improve knowledge of the upside in the oxide and sulfide endowment.

At Lamego, management focused on improvements to equipment reliability as well as better planning and scheduling. The success of crews in using the business improvement framework to realize significant improvements in productivity without increased capital expenditure, have demonstrated the possibility of increased throughput. The establishment of an operational control centre at the mine has further helped streamline operations.

At Cuiabá, work is underway to stabilize production in narrow veins and to investigate use of satellite orebodies to further boost production. Management also began investigating mining at depths greater than those envisaged in the current mine plan, beginning with a drilling campaign below the 24 level and the formation of a team to conduct improved geological mapping of the mine. Increased infill drilling will also be undertaken to facilitate the change of mining method, while brownfield exploration drilling will be conducted to determine the viability of restarting mothballed mining operations previously closed during periods of low prices and of locating satellite orebodies. Among the latter is the Nova Lima Sul project which envisages the development of smaller deposits close to current operations, which will use spare capacity at the Queiroz plant.

Safety

The safety performance at AGA Mineração deteriorated when compared to 2010, recording an all injury frequency rate of 4.05 per million hours worked. Regrettably, a contractor died when he was run over by a tractor at the tailings facility construction site.

Following a culture survey undertaken during the year, a safety behaviour plan was launched at all of AngloGold Ashanti’s Brazilian operations. Initiatives include improvements to the new employee induction course, a review of on-the-job training processes, and standardization of safety processes. Also a new approach to incident investigation and analysis was established during the year. A proactive safety indicator to evaluate the quality of processes has been developed.

The company also holds the following certifications:

•	ISO 14001 – Environment;
•	OHSAS 18001 – Occupational Health and Safety;
•	ISO 17025 – Laboratory analysis;
•	NBR 16001 – Social responsibility – 1st Brazilian mine company;
•	International Cyanide Management Code; and
•	ISO 9001 – Quality (Laboratory and smelter house).

Brazil – Serra Grande (attributable 50 percent)

Description

Serra Grande is owned equally by AngloGold Ashanti and Kinross Gold Corporation. AngloGold Ashanti manages the operation located in central Brazil, in the state of Goiás, about 5km from the city of Crixás. Serra Grande comprises three mechanised underground mines: Mina III, Mina Nova (which includes the Pequizão orebody) and Palmeiras – and an open pit on the outcrop of Mina III orebody. One dedicated metallurgical plant treats ore from these different sources. Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, is 1.15 million tonnes.

Geology

The deposits are in the Rio Vermelho and Ribeirão das Antes Formations of the Archaean Pilar de Goia’s Group which together account for a large proportion of the Crixás Greenstone Belt in central Brazil.

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

Operating and production data for Serra Grande

	2011	2010	2009
Pay limit (oz/t)	0.11	0.09	0.11
Pay limit (g/t)	3.89	3.20	3.92
Recovered grade (oz/t)	0.105	0.118	0.132
Recovered grade (g/t)	3.59	4.05	4.52
Gold production (000 oz) 100 percent	134	155	154
Gold production (000 oz) 50 percent	67	77	77
Total cash costs ($/oz)(1)	851	481	429
Total production costs ($/oz) (1)	1,224	688	571
Capital expenditure ($ million) 100 percent	45	52	67
Employees(2)	1,039	965	864
Outside contractors (2)	300	303	425
All injury frequency rate (per million hours worked)	3.48	7.22	8.99

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Average for the year.

Performance

Attributable production in 2011 was 67,000 ounces, compared with 77,000 ounces in 2010. The reduction was due primarily to higher-than-expected dilution and the resultant impact on mined grades. This was partly offset by a 5 percent increase in the total ore mined at the operation to 1.33 million tonnes, with strong performance from the open pit and the Palmeiras underground mine in particular.

To improve the grade mined at Serra Grande, an action plan was compiled and new operational control measures for dilution and close monitoring of the drilling and blasting processes were implemented. Total dilution for all Serra Grande’s mining operations started in 2011 at more than 30 percent and closed the year with significant reduction to 18 percent. Other factors which contributed to the decline in production included delays in development which in turn slowed the preparation of production stopes. Poor availability of drill rigs, as well as heavy machinery and the equipment fleet, hampered underground drilling and overall operational performance.

In the plant, recoveries were curtailed by problems encountered in the grinding and filtering circuits. Each of these issues has been addressed and Project ONE implementation is on track to support the operations.

Total cash costs increased by 77 percent to $851 per ounce as a result of reduced production as well as continued inflationary pressure on all mining-related inputs in Brazil and the impact of the stronger Brazilian real.

Growth and improvement

A priority for Serra Grande’s management is to facilitate closer co-operation between the geology, mine, plant and maintenance teams so as to reduce variability and increase both underground mine output and plant throughput. This is a key benefit that will follow Project ONE’s BPF stabilization on site and will assist in maintaining the required feed to the mill while also rebuilding the strategic stockpile which was depleted in 2010. Optimization of the gravity circuit is planned to be completed in mid-2012, with expected further improvements in recoveries.

An operational control center has been established on site to improve maintenance and enhance the general skill level of operators in order to achieve better operational performance and reduce breakdowns.

Pequizão and Palmeiras are the most recent discoveries and are the newest underground mines. Importantly, they have the highest grade reserves of all the Serra Grande operating areas but currently have modest development programs, given that focus was previously on Orebody IV at Mina III. The focus now is on developing an optimal mine sequencing plan to make the best possible use of these higher grade areas.

In the longer term, beyond 2013, the focus of the exploration effort will shift to increasing the operation’s mineral endowment to increase mine life.

A new program will also evaluate technical alternatives in mine design, sequencing and metallurgical processes to seek improvements in production and returns on invested capital.

Safety

The operation’s all injury frequency rate of 3.48 per million hours worked in 2011 improved when compared with 7.22 in 2010. No lost time injuries have been reported for 19 months and no fatalities for more than three years.

Following a culture survey undertaken during the year, a safety behavior plan was launched at all Brazilian operations. Initiatives include improvements to new employee induction, a review of on-the-job training processes, and standardization of safety processes. A new approach to incident investigation and analysis was established in 2011. A proactive safety indicator to evaluate the quality of processes has been developed.

The company also holds the following certifications:

•	ISO 14001 – Environment;
•	OHSAS 18001 – Occupational health and safety;
•	International Cyanide Management Code; and
•	ISO 9001 – Quality (Laboratory and smelter house).

GLOBAL EXPLORATION

GLOBAL EXPLORATION

Greenfields Exploration Countries
Greenfields Strategic Alliances
● Pre 2011 100% AngloGold Ashanti
▼ Pre 2011 JV's
▲ New 2011 JV's
● 2011 100% AngloGold Ashanti
■ Blue-Sky - AngloGold Ashanti/DeBeers marine exploration joint ventures

1 **Canada**
Baffin Is JV▼
Superior JV▼
Melville Project ●

2 **USA**
Drum Mountain Project ●
Nome, Alaska ▲

3 **Colombia**
Western Cordillera JV▼
Rio Dulce ●
Quebradona JV▼
Anaima - Tocha ●
Chaparral JV▼
Salvajina ●
La Llanada ●

4 **Argentina**
Santa Cruz (El Volcan) ●

5 **Brazil**
Falcão JV▼
Juruena ●
Santana JV▼
(South Carajas Block)

6 **Guinea**
Siguiri Blocks 1-4▼

7 **Gabon**
Dome JV▼
Ogooue ●
Amiga JV●

8 **DRC**
AGK JV Kilo Project▼
Kibali JV▼

9 **South Africa**
South African Sea Areas ■

10 **Tanzania**
Oryx JV▼
Mkurumu JV▼

11 **Ethiopia**
Stratex Afar JV▼
Gordoh JV▲

12 **Djibouti**
Stratex Afar JV▼

13 **Eritrea**
Akordat North▼
Kerkasha JV▼

14 **Egypt**
Wadi Kareem JV▼
Hodine JV▼

15 **Saudi Arabia** ▲

16 **China**
Jinchanggou CJV▼

17 **Solomon Islands**
Kele & Mase JV▼
New Georgia
&Vangunu JV▼

18 **Australia**
Cornelia Range ●
Tropicana JV▼
Viking ●
Gawler JV▼

19 **New Zealand**
Sea Field Resources ■

Total expensed exploration including joint ventures for 2011 amounted to $313 million, of which $98 million was spent on greenfield exploration, $87 million on brownfield exploration, $19 million on marine exploration and the balance of $109 million on prefeasibility studies.

An expansive greenfield exploration program was undertaken during 2011 in 17 countries. A total of 213,441 meters of diamond, reverse circulation and aircore drilling was completed in testing existing priority targets and in the delineation of new targets in Australia, Colombia, Brazil, Argentina, the Solomon Islands, Gabon, Guinea, Egypt, Ethiopia, the Democratic Republic of Congo (DRC) and Canada. Significant airborne geophysical surveys were undertaken in Colombia.

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

AngloGold Ashanti’s investment in greenfield exploration and projects in recent years has resulted in five greenfield projects being advanced and developed further to date.

They are:

•	In Colombia, in the Americas region:
•	Gramalote; and
•	La Colosa.
•	In the DRC, in the Continental Africa region:
•	Kibali; and
•	Mongbwalu.
•	In Australia, in the Australasia region:
•	Tropicana.

Of these, Tropicana is the most advanced.

Americas – Colombia

Gramalote

Description

The Gramalote project, a joint venture between AngloGold Ashanti Limited (51 percent) and Vancouver-based B2Gold, is located 110 kilometers northeast of Medellin in the municipality of San Roque, which is in the department of Antioquia, Colombia. The project, managed by AngloGold Ashanti, is expected to be the group’s first operating gold mine in Colombia, establishing its operating credentials in the country.

Progress

During 2010, AngloGold Ashanti resumed its role as operator and project manager of Gramalote after it acquired part of B2Gold’s interest and undertook the prefeasibility and feasibility analyses. AngloGold Ashanti immediately accelerated the drilling program to improve knowledge of the orebody and increased the project’s resource.

During 2011, a total of 30,683 meters of drilling was undertaken. Drilling was undertaken on satellite areas adjacent to the main Cerro Gramalote orebody. This work built on the foundation created by B2Gold, which had completed an earlier scoping study on the project.

Since September 2010, when AngloGold Ashanti assumed control of the project, 33 kilometers of drilling has been completed.

Continued exploration success and favourable metallurgical testwork suggest the potential to increase the scale of the project.

The successful development of Gramalote also offers an ideal opportunity for AngloGold Ashanti to establish its project development credentials to the host community and to the broader Colombian population.

Almost $30 million was spent on the prefeasibility study in 2011, which included exploration on only about 10 percent of the 30,000 hectare concession area. This study is expected to be completed during 2012 and will be followed immediately by the full feasibility study which is expected to be completed in 2013.

La Colosa

Description

The exploration rights at the La Colosa project are wholly held by AngloGold Ashanti. This gold project is located 14 kilometers from the town of Cajamarca, in the department of Tolima, in Colombia. La Colosa, which lies in steep terrain in Colombia’s central Cordillera province, is the largest greenfields discovery made by AngloGold Ashanti to date. Exploration drilling at site resumed toward the middle of 2010 after a two-year suspension to receive or renew permits necessary to continue work on this gold porphyry deposit.

Progress

The prefeasibility study currently underway is scheduled for completion in 2014. It is expected to define the extent and size of the resource, conduct metallurgical testwork, weigh the alternatives for mining and processing infrastructure, purchase land necessary for access and infrastructure development and conduct the necessary social and environmental impact baseline studies.

About 47,619 meters of drilling was completed during 2011. Almost $64 million was spent on the prefeasibility study during the year. At a time when many of the world’s newest gold deposits are built in remote regions, La Colosa lies less than 6 kilometers from a national highway, close to Colombia’s main power grid.

Exploratory activities at the La Colosa project in Colombia have been challenged by legal suits petitioning the court to order the government not to declare the project feasible on the grounds that the project threatens a healthy environment, public health and food safety for local residents. See “Item 8A.: Consolidated statements and other financial information -- Legal proceedings”.

Continental Africa – DRC

Kibali

Description

The Kibali gold project is a joint venture between AngloGold Ashanti and Randgold Resources, with each owning a 45 percent stake and Société des Mines d’Or de Kilo-Moto (SOKIMO), a state-owned gold company, which owns the balance.

Kibali, which the company acquired as a result of the acquisition of Moto Goldmines in 2009, lies in the north-eastern DRC, adjacent to the town of Doko, a staging point for the project and 180 kilometers by road from Arua, on the Ugandan border. Jersey-based Randgold, which is also AngloGold Ashanti’s partner at the Morila gold mine in Mali, is the operator and project manager at Kibali. The project does not currently produce any gold. Furthermore the company does not purchase gold or other conflict minerals from any local mining companies and/or artisanal miners.

Key statistics – Kibali

		2011
Ore Reserve	Moz	4.52
Capital expenditure	$m	73

Progress

By the end of 2011, the construction crew had started mobilizing on site, a process that was substantially completed by the end of the first quarter of 2012. Long-lead plant and equipment items were secured, key contractors selected and a development management team assembled.

The Kibali mine is expected to comprise an integrated open pit and underground mining operation, feeding a larger 6 million tonnes a year processing plant which is expected to include a full flotation section for treating sulfide ore. The complex is ultimately expected to be supplied by four hydropower stations supported by a thermal power station for low rainfall periods and back-up. The core capital program is scheduled to run over the next four years.

Phase 1 of the project, which is expected to end with the delivery of the mine’s first gold production, is expected to consist of the construction of the metallurgical facility, one hydropower station and back-up thermal power facility, a tailings storage facility, and all shared infrastructure as well as relocation of villages and open-pit mining. This phase is expected to run over a two-year period.

Phase 2, which is expected to run concurrently with Phase 1 but extend over four years, is expected to focus primarily on development of the underground mine and include a twin-decline and vertical shaft system, along with three hydropower stations.

Mongbwalu

Description

The Mongbwalu gold project in the northeastern DRC is a venture between AngloGold Ashanti, which owns an 86.22 percent interest and Société des Mines d’Or de Kilo-Moto (SOKIMO), the DRC’s state-owned gold company, which owns the balance. The deposit lies about 48 kilometers northwest of the town of Bunia, a staging point for the project. Preparatory work at the project has been completed.

The venture holds 18 tenements which, at the end of the year, covered an extensive area of 5,487m2. About 600 people are currently employed on site.

Progress

The preliminary scoping work envisaged an initial underground mine in the Adidi area of the resource, with the necessary infrastructure designed to generate cash flow to fund further exploration and expansion activities within the demarcated area belonging to the venture.

The feasibility study for the project was completed in March 2011, after which the business and technical development teams conducted the normal optimization process through the balance of the year. The final feasibility study and integrated execution schedule was submitted to the Board of the venture company in March and approved by the Board as submitted.

Regional exploration continued on the 5,487km2 Kilo concession. The brownfield exploration team continued drilling in support of the project on the Adidi and Kanga Mineral Resource. Greenfield exploration activities continued on five targets, namely Lodjo, Issuru, Dala, Alosi Camp 3 and Petsi. An IP survey was completed for Camp 3 (Kilo Central) while diamond drilling continued at Pili Pili (Pluto North-Issuru). Trenching and soil sampling continued in Kilo Central and Kilo North.

Australasia – Australia

Tropicana

Description

The Tropicana project, an unincorporated joint venture between AngloGold Ashanti Australia Ltd (70 percent) and Independence Group NL (30 percent), is located 330 kilometers eastnortheast of Kalgoorlie in Western Australia. The project is managed by AngloGold Ashanti on behalf of the joint venture partners.

Key statistics – Tropicana

		2011
Ore Reserve	Moz	2.74
Capital expenditure	$m	73

Progress

The project development approval was obtained in November 2010 at a total attributable capitalized development cost of A$530 million.

Lycopodium Minerals was engaged in early 2011 to provide engineering, procurement and construction management services to develop the infrastructure and processing plant. Macmahon was awarded the mining contract and is responsible for the design and establishment of the infrastructure required to support mining operations.

By December 31, 2011, the project had progressed to schedule and within the approved budget. All regulatory approvals were obtained. The necessary infrastructure, including access road, airstrip, accommodation village and telecommunications services were at advanced stages of development. Full transportation access to the site was achieved.

As at December 31, 2011, engineering and design for processing plant and infrastructure was approximately 75 percent complete, procurement of all equipment was 90 percent complete and the delivery of the equipment was in line with the project schedule.

Construction of the processing plant began in late 2011. Bulk earthworks for the plant site and internal access roads and concrete works commenced in early 2012.

Achievements

Significant achievements for 2011 included the delineation of additional pre-inferred gold ounces in Guinea and the resumption of drilling at the Quebradona project in Colombia.

Considerable progress was also made in advancing AngloGold Ashanti’s greenfield exploration portfolio elsewhere in 2011. Following the company’s entry into four new regions in 2009, 2011 saw rapid progress in the delineation of exploration targets, license applications and associated approvals and exploration activities, including drilling, airborne and ground geophysics and diamond drilling.

Encouraging drilling and trench results have been received from Egypt, Guinea, the DRC and the Solomon Islands.

Following the La Colosa, Gramalote, Tropicana-Havana and Mongbwalu discoveries, greenfield exploration teams are targeting new discoveries in Colombia, Australia and the DRC. At the same time, prospects in Guinea and Egypt have advanced from early stage to tangible projects, where multiple intersections of potentially economic gold mineralization have been intersected.

Expansion

During the course of 2011, AngloGold Ashanti entered into a number of new joint ventures and strategic alliances. These new ventures include the Nome joint venture in Alaska, the Gordon joint venture in Ethiopia as well as joint ventures in Saudi Arabia.

Initiatives to enhance the success of the greenfield exploration team included a rigorous assessment of the existing exploration portfolio. The work focused on establishing the appropriate split between frontier, emerging and known geological terranes. As a consequence, the team is well positioned to increase drilling on both existing and new projects that were at or near drill-ready stage in 2011.

To further improve decision-making processes in project and portfolio management, a global portfolio management process is being implemented to encompass both technical and commercial gating elements.

COLOMBIA

The synthesis of proprietary airborne and ground geophysical and geochemical data sets built up over the last decade of AngloGold Ashanti’s involvement in Colombia has facilitated consolidation of a tenement portfolio with a robust project pipeline.

The principal area of focus has been to advance exploration on a number of key projects in Colombia. This has included further mapping and airborne surveys over the Anaima-Tocha project area, covering some 600km2 predominantly to the north of La Colosa. It is anticipated that a number of drill-ready projects will be explored in 2012 once permits have been obtained. Elsewhere in Colombia, the completion of airborne magnetics and radiometrics and further mapping has resulted in new targets being defined and drilled at Quebradona (AngloGold Ashanti/B2Gold joint venture). Here a total of 4,711 meters was drilled targeting porphyry gold-copper mineralization.

Elsewhere in Colombia, exploration among others was undertaken on the Rio Dulce and La Llanada tenement groups.

CANADA

In Canada, exploration continued on properties forming part of the superior joint venture with Laurentian Goldfields, where drill testing of targets generated by lake sediment geochemistry was completed in late 2011 in the Goldpines South joint venture. On the Baffin Island joint venture with Commander Resources, exploration work was limited to mapping and IP surveys on specific targets.

BRAZIL

In Brazil, early stage exploration comprised of mapping and regional geochemical programs was undertaken on the wholly owned Jurena Belt tenements. The Falcão joint venture with Horizonte Minerals commenced drill testing of greenstone hosted gold mineralization, using a combination of aeromagnetic interpretations and gold-in-soil geochemistry to target initial drill holes. A total of 15 diamond holes for a total of 3,663 meters were completed in 2011. The drill testing produced some encouraging early results but no ore grade intercepts.

DEMOCRATIC REPUBLIC OF THE CONGO

In the DRC, AngloGold Ashanti holds an 86.22 percent interest in Ashanti Goldfields Kilo (AGK), while the remaining 13.78 percent is held by the state-owned gold company SOKIMO. Of the 7,443km2 previously held under exploitation licenses by SOKIMO, 5,447km2 have been transferred to AGK under the terms of an agreement with the government, with 399km2 pending transfer at the end of the year. Significant progress was made with regional soil geochemistry programs that are expected to provide significant coverage over much of the landholding during 2012. This, combined with detailed geologic mapping and structural interpretation, has enabled the ranking and prioritization of drill targets. During 2011, a total of 4,009 diamond meters were drilled, with some encouraging results. A total of 789 trench samples were taken at a number of prospects, some of which returned promising gold grades.

GABON

In Gabon, AngloGold Ashanti is conducting exploration on an exclusive basis on the Ndjole and Mevang properties in partnership with Silver Bull Resources (formally Dome Ventures). The work has comprised regional geochemical sampling programs and completion of a diamond drilling program on the Ndjole license.

MIDDLE EAST AND NORTH AFRICA (MENA)

In the Middle East and North Africa, exploration is conducted through a regional strategic alliance with Dubai based Thani Investments. Since the inception of the alliance in mid-2009, significant progress has been made on advancing exploration projects on the Wadi Kareem and Hodine concessions in Egypt. The Hutite project, located on the Hodine concession, is an orogenic gold deposit where the alliance has to date completed 54 diamond holes for a total of 12,352 meters. Visible gold and significant intercepts have been returned from many of the completed diamond holes. Mineralization extends over a strike length greater than 1.6 kilometers.

In Eritrea, AngloGold Ashanti is currently reviewing its investment. Exploration in partnership with Stratex International was conducted for epithermal gold mineralization in the Afar depression of Ethiopia where the first-phase drill program intersected encouraging low- to moderate-tenor gold mineralization.

The alliance has continued with project generation activities in Saudi Arabia and a number of license applications have been made.

CHINA

In China AngloGold Ashanti is in the process of divesting its 70 percent interest in Gansu Longxin Minerals CJV located in the Gansu Province of western China. All active exploration activities in China have been concluded.

AUSTRALIA

The Tropicana joint venture (AngloGold Ashanti 70 percent, Independence Group NL 30 percent) is systematically targeting a belt of tectonically reworked Archaean and Proterozoic rocks on the eastern margin of the Yilgarn Craton, Western Australia. Greenfields exploration in the Tropicana joint venture during 2011 focused on regional aircore drilling and reverse circulation/ diamond drilling of seven priority targets. A number of prospects have been identified for further work including the Iceberg prospect, located 35 kilometers south of the Tropicana Gold Mine, where aircore and RC drilling identified mineralization. Best results include 20 meters @ 1 gram per tonne Au from 32 meters.

The wholly owned Viking project covers the interpreted southeast extensions of the Tropicana belt. Exploration during 2011 included airborne magnetics/radiometrics, regional auger sampling and aircore drilling of selected targets. Several auger anomalies have been identified for drill testing.

In Australia, a total of 2,231 Aircore/RAB holes were drilled for 102,278 meters, 109 reverse circulation holes for 15,945 meters and six diamond holes for 1,032 meters. In addition, 18,417 surface auger samples were collected, 30,861-line kilometers of aeromagnetic and radiometric surveys were flown and 1,223 line kilometers of ground gravity data were acquired.

SOLOMON ISLANDS

In the Solomon Islands, where AngloGold Ashanti is in joint venture with XDM Resources, an extensive land position is held over the New Georgia Island chain. Work has been focused on specific epithermal and porphyry targets, including Vulu, Mase and Konga. The potential for substantive epithermal gold mineralization appears limited in the Vulu area. Exploration will now focus on the broader region in anticipation of securing additional land access agreements. The joint ventures collectively cover 1,707km2 in the New Georgia Belt, effectively consolidating the entire island chain. Exploration activities in 2011 included drilling 4,911 meters, trenching, field mapping, soil and rock chip sampling, spectral studies and airborne electromagnetic surveying.

ANGLOGOLD ASHANTI / DE BEERS JOINT VENTURE

Results from the seafield sampling campaign in New Zealand were analyzed and although offshore gold was detected, the grades did not warrant any further follow up work. Subsequently, a decision was made to relinquish the offshore prospecting licenses.

Exploration activities in the South African sea areas (SASA) offshore concessions of ~28,000km2 entailed the following:

•	Logging, sampling and the assay of a large number of historical vibro cores and samples;
•	A geophysical survey campaign of ~3,300 kilometres of seismic data;
•	An 11-day vibrocoring campaign during which 38 cores were collected; and
•	A reconnaissance field trip to the west coast of South Africa.

All of the above was used to complete a geological and mineralization model which was used to derive exploration targets for the coring campaign that began during December 2011 and was completed during February 2012.

4C.	ORGANIZATIONAL STRUCTURE

GROUP STRUCTURE

AngloGold Ashanti’s operations are divided into the following regions:

•	South Africa – operations in Vaal River and West Wits;
•	Continental Africa – operations in Ghana, Guinea, Mali, Namibia and Tanzania;
•	Australasia – operation in Australia; and
•	Americas – operations in Argentina, Brazil and the United States.

The above four regions also correspond to AngloGold Ashanti’s four business segments.

Management of the group is entrusted to AngloGold Ashanti’s executive committee which is chaired by the Chief Executive Officer, comprising the two executive directors, nine executive vice presidents and one senior vice president. See “Item 6.: Directors, executive management and employees”.

Support is provided to the executive committee in managing AngloGold Ashanti’s corporate activities at both the central and local levels. Activities managed centrally include strategic and business planning, marketing, corporate finance, treasury, exploration, technology and innovation, corporate secretarial and corporate affairs. Specialized services directed from the center but managed by local operations include mining, engineering, metallurgy, mineral resource management, safety and health, the environment and human resources.

SUBSIDIARIES

AngloGold Ashanti has investments in numerous principal subsidiaries and joint venture interests, see “Item 19.: Exhibits – Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries” for details.

4D.	PROPERTY, PLANTS AND EQUIPMENT

For a discussion of AngloGold Ashanti’s mining properties, plant and equipment, see “Item 4B.: Business Overview – Operating performance”.

ORE RESERVES

The combined Proven and Probable Ore Reserve of the group amounted to 75.6 million ounces as at December 31, 2011.

Ore Reserve estimates are reported in accordance with the requirements of the SEC’s Industry Guide 7. Accordingly, as of the date of reporting, all Ore Reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti’s existing rights to mine, or within the renewal periods of AngloGold Ashanti’s rights to mine. In addition, as of the date of reporting, all Ore Reserves are covered by required permits and governmental approvals. See “Item 4B: Business overview – The regulatory environment enabling AngloGold Ashanti to mine”.

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

The gold price and exchange rate used for 2011 and 2010 Reserves are outlined in the following table.

	2011 (3 year average)	2011 (Business Plan)	2010 (3 year average)	Units
Reserve Gold Price	1,256	1,100	1,015	US$/oz
Exchange Rate – South Africa	7.64	7.63	8.00	ZAR/US$
Reserve Gold Price (South African rand per ounce)	9,479	8,393	8,120	ZAR/oz

The Ore Reserves have been determined using the company’s business plan assumptions - a gold price of $1,100 per ounce and a South African rand exchange rate of 7.63 to the US dollar, which translates to a South African rand gold price of ZAR8,393 per ounce.

As in prior years, the Ore Reserves determined from the planning process were then tested for economic viability at the three-year historical average gold price and currency exchange rates shown in the above table for determining SEC compliant Ore Reserves. This did not result in any changes. The resultant SEC compliant Proven and Probable Ore Reserves are shown in the following pages.

In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserves and Mineral Resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code, 2004 Edition) and the South African Code for Reporting of Mineral Resources and Ore Reserves (The SAMREC Code, 2007 Edition). The SEC’s Industry Guide 7 does not recognize Mineral Resources. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resources in this annual report on Form 20-F.

The AngloGold Ashanti Ore Reserve increased from 71.2 million ounces in 2010 to 75.6 million ounces in December 2011. A year-on-year increase of 9.6 million ounces occurred before the subtraction of 5.2 million ounces for depletion, resulting in an increase of 4.4 million ounces after the subtraction of depletion. A gold price of $1,100 per ounce (ZAR8,393 per ounce) was used for Ore Reserve estimates (2010: $850 per ounce, ZAR7,404 per ounce).

The principal changes in AngloGold Ashanti’s Ore Reserves as at December 31, 2011 compared with those published as at December 31, 2010 are as follows:

Ore Reserve		Million oz
Ore Reserves as at December 31, 2010		71.2
Reductions

Moab Khotsong	Depletion and minor model revision	(0.5)
Other	Total of non-significant changes	(1.1)
Additions

Geita	Improved Ore Reserve price	0.5
Cripple Creek & Victor	Mine Life Extension added to Ore Reserve	0.5
Vaal River Surface	Technical studies showed that the economic extraction of gold and uranium from the tailings is viable	3.2

Other	Total of non-significant changes	1.7
Ore Reserves as at December 31, 2011		75.6

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

By-products

Several by-products are recovered as a result of the processing of gold Ore Reserves. These include 126.32 million pounds of uranium oxide from the South African operations, 0.45 million tons of sulfur from Brazil and 46.93 million ounces of silver from Argentina. Details of by-product Ore Reserves are given in the Mineral Resource and Ore Reserve Report 2011, which is available on the corporate website.

External Audit of Mineral Resource and Ore Reserve Statement

During the course of the year the following AngloGold Ashanti operations were subjected to external audits by a number of consulting companies:

•	AGA Mineração
•	Cripple Creek & Victor
•	Geita
•	Moab Khotsong
•	Mponeng
•	Obuasi
•	Siguiri
•	Tropicana

The company has been informed that the audits identified no material shortcomings in the process by which AngloGold Ashanti’s grade models were evaluated. It is the company’s intention to continue a process whereby each of its operations will be audited, on average, every three years.

Competent Persons

The information in this report that relates to Ore Reserves is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of Exploration Results and Ore Reserves information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources and Ore Reserves. A chain of responsibility exists from the Competent Persons at the operations to the company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc Hons (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

Ore Reserves: Imperial	At December 31, 2011
	Proven Ore Reserves (1)			Probable Ore Reserves (1)(2)			Metallurgical
			Gold			Gold	Recovery
	Tons(5)	Grade Content (1)		Tons (5)	Grade Content (1)		Factor
	(mill)	(oz/ton)	(mill oz)	(mill)	(oz/ton)	(mill oz)	percent
South Africa
Vaal River (6)
Great Noligwa	3.66	0.229	0.84	1.57	0.183	0.29	95.8
Kopanang	2.05	0.197	0.40	12.78	0.187	2.39	96.5
Moab Khotsong (2)	1.50	0.303	0.46	21.10	0.310	6.54	96.5
West Wits
Mponeng (2)	5.09	0.276	1.41	41.99	0.300	12.62	98.2 (4)
Savuka	-	-	-	2.60	0.231	0.60	97.4
TauTona	0.81	0.346	0.28	6.19	0.265	1.64	97.4

Surface
Surface sources	-	-	-	546.11	0.009	4.96	76-88 (4)

Continental Africa
Democratic Republic of Congo
Kibali (45 percent) (3)	-	-	-	36.86	0.123	4.52	84.5; 91.3 (10)

Ghana
Iduapriem	31.52	0.038	1.21	29.59	0.045	1.34	95.0
Obuasi (2)	15.58	0.194	3.02	29.87	0.212	6.34	85.0

Guinea
Siguiri (85 percent) (3)	39.38	0.018	0.70	79.56	0.020	1.61	92 (4)

Mali
Morila (40 percent) (3)	0.63	0.050	0.03	2.95	0.033	0.10	88.8-89.0 (4)
Sadiola (41 percent) (3)	4.69	0.060	0.28	43.72	0.046	2.02	78-97.0
Yatela (40 percent) (3)	0.41	0.019	0.01	0.88	0.051	0.05	84.8

Namibia
Navachab	6.96	0.032	0.22	48.70	0.038	1.83	69.5 ; 86.7 (9)

Tanzania
Geita	-	-	-	62.10	0.076	4.74	46-91 (4)

Australasia
Australia
Sunrise Dam(3)	16.35	0.034	0.55	8.33	0.117	0.97	84.8-86 (4)
Tropicana (70 percent)(3)	19.87	0.067	1.33	23.61	0.060	1.41	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	11.64	0.040	0.46	14.16	0.124	1.76	95.0

Brazil
AGA Mineraçáo(2)(8)	5.78	0.182	1.05	7.51	0.140	1.05	88-93 (4)
Serra Grande (50 percent)(3)	2.05	0.098	0.20	1.61	0.109	0.17	93.9

United States of America
Cripple Creek & Victor	177.23	0.024	4.26	95.46	0.021	2.00	43-95 (4)

Total	345.20	0.048	16.72	1117.25	0.053	58.95

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.
(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.
(6)

The Vaal Reef Ore Reserves include 126.32 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(7)	The Ore Reserve contains 46.93 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.45 million tons of sulfur to be recovered as a by-product.
(9)	DMS plant and CIP plant, respectively.
(10)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2011 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content
			(million ounces)
Moab Khotsong	13.91	0.312	4.34
Mponeng	35.20	0.325	11.46
Obuasi	2.99	0.381	1.14
AGA Mineração	2.96	0.158	0.47
Total	55.06	0.316	17.40

Rounding may result in computational differences.

Ore Reserves: Imperial	At December 31, 2010
	Proven Ore Reserves (1)			Probable Ore Reserves (1)(2)			Metallurgical
			Gold			Gold	Recovery
	Tons(5)	Grade Content (1)		Tons (5)	Grade Content (1)		Factor
	(mill)	(oz/ton)	(mill oz)	(mill)	(oz/ton)	(mill oz)	percent
South Africa
Vaal River (6)
Great Noligwa	4.44	0.225	1.00	1.98	0.210	0.42	96.0
Kopanang	1.37	0.230	0.31	14.71	0.190	2.79	95.6
Moab Khotsong (2)	2.03	0.305	0.62	18.57	0.370	6.87	95.4-95.6 (4)
West Wits
Mponeng (2)	4.58	0.234	1.07	43.96	0.292	12.83	97.4-98.2 (4)
Savuka	0.09	0.147	0.01	3.60	0.181	0.65	97.0
TauTona	0.75	0.226	0.17	7.01	0.269	1.89	97.2

Surface
Surface sources	-	-	-	121.79	0.014	1.74	40-88 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3)	-	-	-	36.86	0.123	4.52	84.5; 91.3 (10)

Ghana
Iduapriem	32.21	0.039	1.26	27.23	0.045	1.24	95.0
Obuasi (2)	16.30	0.195	3.18	27.12	0.212	5.75	85.0

Guinea
Siguiri (85 percent) (3)	43.05	0.018	0.78	74.34	0.021	1.60	90-95 (4)

Mali
Morila (40 percent) (3)	2.59	0.049	0.13	2.95	0.033	0.10	89.0
Sadiola (41 percent) (3)	2.57	0.086	0.22	38.88	0.053	2.08	76-96 (4)
Yatela (40 percent) (3)	0.31	0.023	0.01	1.36	0.052	0.07	75-85 (4)

Namibia
Navachab	15.73	0.030	0.47	32.78	0.042	1.38	69.5 ;86.5 (9)

Tanzania
Geita	-	-	-	45.10	0.093	4.21	46-89 (4)

Australasia
Australia
Sunrise Dam(3)	7.93	0.050	0.40	7.38	0.133	0.98	85.5-86 (4)
Tropicana (70 percent)(3)	18.57	0.066	1.23	18.41	0.062	1.13	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	10.51	0.036	0.37	9.45	0.155	1.47	95.0

Brazil
AGA Mineraçáo(2)(8)	5.45	0.197	1.07	6.70	0.160	1.07	93.0
Serra Grande (50 percent)(3)	2.17	0.100	0.22	1.45	0.121	0.18	90.9-94.9 (4)

United States of America
Cripple Creek & Victor	162.25	0.024	3.84	86.81	0.022	1.89	43-95 (4)

Total	332.90	0.049	16.34	628.45	0.087	54.86

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.
(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.
(6)

The Vaal Reef Ore Reserves include 47.6 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(7)	The Ore Reserve contains 34.6 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.49 million tons of sulfur to be recovered as a by-product.
(9)	DMS plant and CIP plant, respectively.
(10)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2010 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	11.47	0.366	4.19
Mponeng	34.06	0.311	10.58
Obuasi	2.99	0.381	1.14
AGA Mineração	3.54	0.172	0.61
Total	52.06	0.317	16.53

Rounding may result in computational differences.

Ore Reserves: Metric	At December 31, 2011
	Proven Ore Reserves(1)			Probable Ore Reserves(1)(2)			Metallurgical
	Tonnes(6)	Grade	Gold	Tonnes	Grade	Gold	Recovery factor
	(mill)	(g/t)	Content (tonnes)	(mill)	(g/t)	Content (tonnes)	percent

South Africa
Vaal River(5)
Great Noligwa	3.32	7.845	26.06	1.42	6.266	8.90	95.8
Kopanang	1.86	6.752	12.54	11.59	6.421	74.43	96.5
Moab Khotsong(2)	1.36	10.402	14.16	19.14	10.632	203.52	96.5

West Wits
Mponeng(2)	4.62	9.471	43.73	38.09	10.302	392.47	98.2(4)
Savuka	-	-	-	2.36	7.903	18.67	97.4
TauTona	0.73	11.854	8.68	5.61	9.084	50.99	97.4

Surface
Surface sources	-	-	-	495.42	0.312	154.43	76-88(4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3)	-	-	-	33.44	4.207	140.69	84.5; 91.3 (10)

Ghana
Iduapriem	28.59	1.318	37.70	26.85	1.555	41.74	95.0
Obuasi(2)	14.13	6.656	94.07	27.10	7.281	197.31	85.0

Guinea
Siguiri (85 percent)(3)	35.72	0.613	21.90	72.18	0.692	49.97	92(4)

Mali
Morila (40 percent)(3)	0.57	1.709	0.98	2.67	1.136	3.04	88.8-89.0(4)
Sadiola (41 percent)(3)	4.26	2.047	8.71	39.66	1.583	62.76	78-97.0
Yatela (40 percent)(3)	0.37	0.635	0.24	0.80	1.752	1.40	84.8

Namibia
Navachab	6.31	1.091	6.88	44.18	1.287	56.88	69.5 ; 86.7(9)

Tanzania
Geita	-	-	-	56.34	2.618	147.47	46-91(4)

Australasia
Australia
Sunrise Dam	14.84	1.162	17.24	7.56	3.996	30.20	84.8-86(4)
Tropicana (70 percent)(3)	18.03	2.299	41.45	21.42	2.043	43.75	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	10.56	1.354	14.30	12.85	4.252	54.64	95.0

Brazil
AGA Mineraçáo(8)	5.25	6.228	32.68	6.81	4.808	32.74	88-93(4)
Serra Grande (50 percent) (3)	1.86	3.355	6.24	1.46	3.724	5.43	93.9

United States of America
Cripple Creek & Victor	160.78	0.824	132.48	86.60	0.717	62.06	43-95(4)

Total	313.16	1.661	520.04	1013.56	1.809	1833.51

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.
(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)

The Vaal Reef Ore Reserves include 57.3 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)	The Ore Reserve contains 1 459 tonnes of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.41 million tonnes of sulfur to be recovered as a by-product.
(9)	DMS plant and CIP plant, respectively.
(10)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2011 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Moab Khotsong	12.62	10.70	134.95
Mponeng	31.93	11.16	356.30
Obuasi	2.71	13.08	35.49
AGA Mineração	2.68	5.43	14.57
Total	49.95	10.84	541.31

Rounding may result in computational differences.

Ore Reserves: Metric	At December 31, 2010
	Proven Ore Reserves(1)			Probable Ore Reserves(1)(2)			Metallurgical
	Tonnes(6)	Grade	Gold	Tonnes	Grade	Gold	Recovery factor
	(mill)	(g/t)	Content (tonnes)	(mill)	(g/t)	Content (tonnes)	percent

South Africa
Vaal River(5)
Great Noligwa	4.03	7.71	31.06	1.80	7.20	12.95	96.0
Kopanang	1.24	7.87	9.76	13.35	6.51	86.84	95.6
Moab Khotsong(2)	1.84	10.46	19.26	16.84	12.69	213.71	95.4-95.6(4)

West Wits
Mponeng(2)	4.15	8.01	33.27	39.88	10.01	399.19	97.4-98.2(4)
Savuka	0.08	5.05	0.42	3.27	6.20	20.29	97.0
TauTona	0.68	7.73	5.29	6.36	9.23	58.66	97.2

Surface
Surface sources	-	-	-	110.49	0.49	54.10	40-88(4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3)	-	-	-	33.44	4.21	4.52	84.5; 91.3 (10)

Ghana
Iduapriem	29.22	1.34	39.09	24.70	1.56	38.49	95.0
Obuasi(2)	14.79	6.68	98.76	24.60	7.27	178.79	85.0

Guinea
Siguiri (85 percent)(3)	39.05	0.62	24.38	67.44	0.74	49.71	90-95(4)

Mali
Morila (40 percent)(3)	2.35	1.68	3.93	2.68	1.14	3.04	89.0
Sadiola (41 percent)(3)	2.33	2.95	6.88	35.27	1.83	64.59	76-96(4)
Yatela (40 percent)(3)	0.28	0.79	0.22	1.24	1.78	2.20	75-85(4)

Namibia
Navachab	14.27	1.02	14.49	29.74	1.45	42.99	69.5 ; 86.5(9)

Tanzania
Geita	-	-	-	40.92	3.20	131.06	46-89(4)

Australasia
Australia
Sunrise Dam	7.20	1.71	12.30	6.69	4.56	30.53	85.5-86(4)
Tropicana (70 percent)(3)	16.85	2.26	38.16	16.70	2.11	35.29	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	9.54	1.22	11.63	8.57	5.32	45.62	95.0

Brazil
AGA Mineraçáo(8)	4.94	6.74	33.34	6.08	5.50	33.41	93.0
Serra Grande (50 percent) (3)	1.96	3.42	6.72	1.32	4.15	5.47	92.9-94.9(4)

United States of America
Cripple Creek & Victor	147.19	0.81	119.37	78.76	0.75	58.76	43-95(4)

Total	302.00	1.68	508.32	570.12	2.99	1,706.39

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.
(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)

The Vaal Reef Ore Reserves include 21.6 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)	The Ore Reserve contains 1 078 tonnes of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.44 million tonnes of sulfur to be recovered as a by-product.
(9)	DMS plant and CIP plant, respectively.
(10)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2010 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Moab Khotsong	10.40	12.54	130.46
Mponeng	30.90	10.65	329.13
Obuasi	2.71	13.08	35.49
AGA Mineração	3.21	5.91	19.01
Total	47.22	10.89	514.09

Rounding may result in computational differences.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2011

	Tons (million)	Grade (ounces/ton)	Gold content
			(million ounces)

South Africa
Surface sources(2)	546.11	0.009	4.96

Continental Africa
Ghana
Iduapriem	6.28	0.027	0.17

Guinea
Siguiri (85 percent) (1)(3)	66.59	0.016	1.09

Mali
Morila (40 percent) (1)	3.58	0.036	0.13
Sadiola (41 percent) (1)	4.69	0.060	0.28
Yatela (40 percent) (1)	0.41	0.019	0.01

Namibia
Navachab	4.47	0.031	0.14

Tanzania
Geita	12.16	0.036	0.43

Australasia
Australia
Sunrise Dam	15.92	0.033	0.53

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	14.23	0.019	0.27

Brazil
Serra Grande (50 percent) (1)	0.03	0.055	0.00

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralized operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2010

	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)

South Africa
Surface sources(2)	121.79	0.014	1.74

Continental Africa
Ghana
Iduapriem	4.29	0.030	0.13

Guinea
Siguiri (85 percent) (1)(3)	67.22	0.016	1.08

Mali
Morila (40 percent) (1)	5.53	0.040	0.22
Sadiola (41 percent) (1)	2.57	0.086	0.22
Yatela (40 percent) (1)	0.26	0.019	0.00

Namibia
Navachab	9.05	0.022	0.20

Tanzania
Geita	7.57	0.032	0.24

Australasia
Australia
Sunrise Dam	7.26	0.049	0.35

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	12.35	0.020	0.25

Brazil
Serra Grande (50 percent) (1)	0.03	0.083	0.00

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralized operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2011

	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)

South Africa
Surface sources(2)	495.42	0.312	154.43

Continental Africa
Ghana
Iduapriem	5.70	0.935	5.32

Guinea
Siguiri (85 percent)(1)(3)	60.41	0.562	33.94

Mali
Morila (40 percent)(1)	3.25	1.237	4.02
Sadiola (41 percent)(1)	4.26	2.047	8.71
Yatela (40 percent)(1)	0.37	0.635	0.24

Namibia
Navachab	4.06	1.063	4.31

Tanzania
Geita	10.50	1.248	13.10

Australasia
Australia
Sunrise Dam	14.44	1.137	16.43

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	12.91	0.642	8.28

Brazil
Serra Grande (50 percent)(1)	0.03	1.890	0.05

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralized operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2010

	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)

South Africa
Surface sources(2)	110.49	0.49	54.10

Continental Africa
Ghana
Iduapriem	3.89	1.05	4.06

Guinea
Siguiri (85 percent)(1)(3)	60.98	0.55	33.62

Mali
Morila (40 percent)(1)	5.02	1.39	6.97
Sadiola (41 percent)(1)	2.33	2.95	6.88
Yatela (40 percent)(1)	0.23	0.66	0.15

Namibia
Navachab	8.21	0.77	6.31

Tanzania
Geita	6.87	1.09	7.51

Australasia
Australia
Sunrise Dam	6.58	1.67	11.02

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	11.20	0.70	7.83

Brazil
Serra Grande (50 percent)(1)	0.03	2.83	0.08

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralized operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Drill hole spacing: Imperial

In determining the Proven and Probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

Drill Hole Spacings
	Proven Ore Reserves	Probable Ore Reserves
South Africa
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 grid thereafter	From a 131 x 131 foot spacing up to 3281 x 3281 foot spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Continental Africa
Ghana
Iduapriem	164 x 164 feet, 164 x 328 feet	164 x 246 feet, 246 x 328 feet
Obuasi - Surface	66 x 66 feet	98 x 98 feet
Obuasi - Underground	66 x 66 feet	197 x 197 feet
Guinea
Siguiri	16 x 33 feet	66 x 131 feet, 82 x 82 feet
Mali
Morila	33 x 33 feet	98 x 98 feet
Sadiola	66 x 66 feet, 82 x 82 feet	82 x 164 feet
Yatela	33 x 33 feet, 82 x 82 feet	115 x 148 feet
Namibia
Navachab	33 x 33 feet	82 x 164 feet
Tanzania
Geita	16 x 33 feet, 33 x 33 feet	131 x 131 feet
Australasia
Australia
Sunrise Dam	33 x 33 feet, 82 x 82 feet	66 x 66 feet, 131 x 131 feet, 164 x 164 feet
Americas
Argentina
Cerro Vanguardia	41 x 41 feet	131 x 131 feet
Brazil
AGA Mineraçáo	66 x 66 feet, 82 x 82 feet. Drilling pattern of 66 x 197 feet for the Cuiabá Expansion Project.	66 x 66 feet, 164 x 164 feet.
Serra Grande	33 x 33 feet, 33 x 66 feet	33 x 66 feet, 66 x 164 feet
United States of America
Cripple Creek & Victor	<98 x 98 feet	>98 x 98 feet

Drill hole spacing: Metric

In determining the Proven and Probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

Drill Hole Spacings
	Proven Ore Reserves	Probable Ore Reserves
South Africa
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 meter spacing on raise lines and on a 5 x 5 grid thereafter	From a 40 x 40 meter spacing up to 1000 x 1000 meter spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Continental Africa
Ghana
Iduapriem	50 x 50 meter, 50 x 100 meter	50 x 75 meter, 75 x 100 meter
Obuasi – Surface	20 x 20 meter	30 x 30 meter
Obuasi - Underground	20 x 20 meter	60 x 60 meter
Guinea
Siguiri	5 x 10 meter	20 x 40 meter, 25 x 25 meter
Mali
Morila	10 x 10 meter	30 x 30 meter
Sadiola	20 x 20 meter, 25 x 25 meter	25 x 50 meter
Yatela	10 x 10 meter, 25 x 25 meter	35 x 45 meter
Namibia
Navachab	10 x 10 meter	25 x 25 meter
Tanzania
Geita	5 x 10 meter, 10 x 10 meter	40 x 40 meter
Australasia
Australia
Sunrise Dam	10 x 10 meter, 25 x 25 meter	20 x 20 meter, 40 x 40 meter, 50 x 50 meter
Americas
Argentina
Cerro Vanguardia	12.5 x 12.5 meter	40 x 40 meter
Brazil
AGA Mineraçáo	20 x 20 meter, 25 x 25 meter. Drilling pattern of 20 x 60 meter for the Cuiabá Expansion Project.	20 x 20 meter, 50 x 50 meter.
Serra Grande	10 x 10 meter, 10 x 20 meter	10 x 20 meter, 20 x 50 meter
United States of America
Cripple Creek & Victor	<30 x 30 meter	>30 x 30 meter

ITEM 4A:  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under US GAAP for the three years ended and as at December 31, 2011, 2010 and 2009.

This item should be read in conjunction with the Company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

The principal accountant of AngloGold Ashanti has made reference to the work of other auditors in its report on the consolidated financial statements of AngloGold Ashanti Limited for the year ended December 31, 2010 and therefore in compliance with Regulation S-X Rule 2-05 the separate report of the other auditor is included in Item 18.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the Company also produces silver, uranium oxide and sulfuric acid as by-products. The Company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:

•	South Africa (comprising the Vaal River and West Wits operations)
•	Continental Africa (comprising Ghana, Guinea, Mali, Namibia and Tanzania operations)
•	Australasia (comprising Australia)
•	Americas (comprising Argentina, Brazil and United States of America)

In particular, AngloGold Ashanti has 20 operations in the four regions comprising open-pit and underground mines and surface metallurgical plants, which are supported by extensive, yet focused, exploration activities. For more information on the Company’s business and operations, see “Item 4B.: Business Overview – Products, operations and geographical locations”.

As at December 31, 2011 the Company had on an attributable basis, Proven and Probable Ore Reserves of approximately 75.6 million ounces (including joint ventures). For the year ended December 31, 2011, AngloGold Ashanti had an attributable gold production of approximately 4.3 million ounces (including joint ventures).

AngloGold Ashanti’s costs and expenses consist primarily of production costs, royalties, exploration, general and administration costs and depreciation, depletion and amortization. Production costs include labor, mining contracts, fuel, lubricants, power, consumable stores (which include explosives, timber, other consumables), utilities and costs of environmental rehabilitation. The Company’s mining operations consist of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive, therefore labor is a significant component of production costs.

Outlook

Gold production for 2012 is forecast to be between 4.3 million and 4.4 million ounces. Capital expenditure is expected to be approximately $2.2 billion to $2.3 billion in 2012 (2011: $1,527 million), of which 27 percent relates to South Africa, 40 percent to Continental Africa, 16 percent to the Americas, 14 percent to Australasia and 3 percent to other.

AngloGold Ashanti’s results of operations, financial condition and prospects, as well as the company's ability to meet its targets, may be adversely affected by a number of factors, risks and uncertainties, some of which are beyond the company's control, including gold prices, exchange rate fluctuations, inflation, as well as political, mining and other risks. In particular production outlook is subject to, among other things, unplanned stoppages and safety related interventions, the stability and availability of power as well as other operational risks generally. Certain of these risks, uncertainties and other factors are described in “Item 3D.: Risk factors”. See also “Note regarding forward-looking statements”.

5A.	OPERATING RESULTS

INTRODUCTION

In 2011, the gold market continued to be profoundly influenced by ongoing economic turmoil, particularly in the United States of America in the first half of the year and latterly by the Eurozone crisis triggered by the deterioration of the sovereign debt markets. This trend persisted until the fourth quarter, during which the situation in Europe deteriorated, the euro started slipping against the US Dollar in the face of the inability of the European countries to resolve the funding crisis and the gold price failed to react favorably to these conditions. Despite this trend in the fourth quarter of 2011, the year-end spot gold price gained 11 percent in 2011 compared to 2010 and averaged $1,572 per ounce in 2011, which is 28 percent higher than the average spot price of $1,227 per ounce in 2010. However, prospects for the gold market continued to deteriorate in the first quarter of 2012 as uncertainty about sovereign debt and inflation eased, European economic prospects improved, investor interest for gold slowed and physical demand in India decreased.

As AngloGold Ashanti had eliminated its hedge book in 2010, it had full exposure to the higher spot gold prices in 2011 as reflected in the increased net income for 2011 when compared to 2010, notwithstanding lower production levels, stronger exchange rates and increased costs.

Key factors affecting results

Gold prices

AngloGold Ashanti’s operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond its control, including investment, jewellery and industrial demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (IMF), global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold is often subject to sharp, short-term changes because of speculative activities. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affects the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the global gold production in any single year constitutes a small portion of the total potential supply of gold, short term variations in current production do not necessarily have a significant impact on the supply of gold or on its prices.

Yearly average spot gold prices have increased during the three years under review as follows:

•	2009 - $974 per ounce
•	2010 - $1,227 per ounce
•	2011 - $1,572 per ounce

AngloGold Ashanti’s net income for 2009 and 2010 was adversely impacted by its hedge book, which was eliminated in 2010. The Company had no hedge contracts in 2011 and was therefore fully exposed to spot gold prices, which resulted in higher net income for 2011. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.

In the first quarter of 2012, the gold price came under some pressure and it reached lows of $1,562 per ounce on January 3, 2012 due to muted jewellery demand from India and lower than anticipated investment demand. On April 16, 2012, the afternoon fixing price for gold on the London Bullion Market was $1,653 per ounce.

Production levels

In addition to gold prices, AngloGold Ashanti’s revenue in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) declined from 4.6 million ounces in 2009 to 4.3 million ounces in 2011. The decline in production levels is due to a variety of factors, as follows:

•	South Africa: Sale of Tau Lekoa mine in 2010 and increased levels of safety related stoppages at the mines resulting in lower tonnages being mined and processed.
•

Continental Africa: Production levels have remained relatively flat over this period with declines in Ghana, Guinea and Mali, compensated by higher production from Tanzania on the back of improved grades and productivity improvements.

•	Australasia: 38 percent decline in production due to unprecedented rainfalls, pitwall and access ramp failure at Sunrise Dam, together with forecast decline in grades at the mine.
•	Americas: 6 percent increase in production from Americas came from Brazil on the back of grade and productivity improvements. This increase partially offset the decline from the other regions.

Grades from gold ore bodies tend to decline as they mature over time. With a view to reversing the grade decline, the Company embarked on the following initiatives:

•

Short-term: Continued implementation of Project ONE (roll out started in 2009) and aims to put in place optimum resources, business processes to restore stability, initially by minimising variations, and once stable, to further enhance productivity.

•	Medium-term: Active exploration programmes to replenish depletion in existing ore bodies by mine life extensions and new mines.
•	Long-term: Technology project in South Africa with a view to accessing the ore body at greater depth and further distance from existing infrastructure.

Concurrently, AngloGold Ashanti also embarked on ways of increasing the tonnage mined and processed, and processing improvements to enhance metallurgical recoveries.

Foreign exchange fluctuations

Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs and net income tend to be adversely impacted by local currency strength and favorably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar and, to a lesser extent, the Argentinean Peso, Ghanaian Cedi and other local currencies. As set out below, during the years ended December 31, 2011, 2010 and 2009, the US Dollar weakened and the South African Rand, Brazilian Real and Australian Dollar strengthened, which had an unfavorable impact on AngloGold Ashanti’s US Dollar denominated production costs.

Average annual exchange rates to the US dollar	2011	2010	2009
South African Rand	7.26	7.30	8.39
Brazilian Real	1.68	1.76	2.00
Australian Dollar	0.97	1.09	1.26

In 2011, the Company derived 61 percent (58 percent including joint ventures) of its revenues from South Africa, Brazil, Australia and Argentina, and incurred 61 percent (57 percent including joint ventures) of its production costs in these local currencies. A one percent strengthening of these local currencies against the US dollar will result in an increase of total cash costs incurred of nearly $5 per ounce.

Certain exchange controls are currently in force in most emerging markets in which the Company operates, including for example South Africa and Argentina. In the case of South Africa, though the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. The government has indicated its intention to relax exchange controls over time. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see “Item 10D.: Exchange controls”.

Production costs and effects of inflation

Production costs include the cost of labor, mining contracts, fuel, lubricants, power, consumable stores (which include explosives, timber and other consumables), utilities and environmental rehabilitation costs. The mining industry continues to experience price inflation for costs of inputs used in the production of gold, which leads to higher production costs reported by many gold producers.

AngloGold Ashanti’s operations have not been materially adversely affected by inflation in recent years, given that it has benefited from sustained periods of rising gold prices. However, the Company is unable to control the prices at which it sells its gold. Accordingly, in the event of significant inflation in South Africa or, to a lesser extent, Brazil, Argentina or Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the Company’s results and financial condition.

AngloGold Ashanti employs over 60,000 people globally, most of whom are members of trade unions, particularly in South Africa, Continental Africa and the Americas. Labor and mining contracts account for a significant component of production costs and are impacted by annual wage increases. During the period under review, given the rally in the gold price, trade unions have been successful in negotiating and securing higher than inflationary wage increases. During the years ended December 31, 2009, 2010 and 2011, management used Project ONE to claw back some of the increases through productivity improvements.

Energy costs, comprising power, fuel and lubricants, are another material component of production costs. Due to the remote location of some of its mines in Continental Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of oil has recently been volatile, fluctuating between $94.20 and $122.60 per barrel of Brent crude in 2011. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.70 per ounce with the cash costs of certain of the company’s mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which are more dependent on fuel, being more sensitive to changes in the price of oil. Energy costs, even in business segments which are supported by grid power, like South Africa, have increased considerably over the three year period with price increases from Eskom (South Africa’s power utility) of approximately 26 percent per annum, far higher than average inflation. These increases have adversely impacted production costs.

AngloGold Ashanti has no influence over the cost of most consumables, many of which are linked to some degree to the price of oil and steel and in a number of cases have exceeded inflation. Furthermore, there has also been volatility recently in the price of steel, used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. All of these cost pressures have adversely impacted net income during the period.

Discounted closure liabilities (excluding joint ventures) increased from $530 million in 2010 to $653 million in 2011. This change is largely attributable to a change in mine plans resulting in accelerated cash flows, change in economic assumptions and discount rates, change in design of tailings storage facilities and change in methodology following requests from the Ghana Environmental Protection Agency.

Exploration costs

Growing the business is one of AngloGold Ashanti’s key strategies. Accordingly, the Company has incurred increasing amounts of exploration expenditure during the years ended December 31, 2009, 2010 and 2011 in order to replenish depleting gold reserves and bring new ore bodies into pre-feasibility or feasibility. The exploration costs incurred over the last three fiscal years amounted to $150 million in 2009, $206 million in 2010 and $279 million in 2011 and have adversely impacted net income.

General and administrative costs

In order to meet AngloGold Ashanti’s strategic objectives, management has incurred increasing levels of costs to build talent, capacity and expertise globally and in particular to support its Project ONE initiatives. The increase in costs over the 2009 - 2011 period had an adverse impact on net income. The costs incurred over such period amounted to $158 million in 2009, $228 million in 2010 and $287 million in 2011.

Royalties

Royalties, which are generally calculated as a percentage of revenue, more than doubled from the $84 million incurred in 2009 to $193 million incurred in 2011, due to:

•	the introduction of royalties in South Africa effective March 1, 2010; and
•	the higher spot gold prices resulting in increased royalties.

Royalties are likely to continue to increase in the coming years as in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased during the 2009—2011 period largely due to higher capital expenditure, reassessment of useful lives of assets and revisions in life of mine plans. Due to the higher capital investment expenditure required to complete new projects, depreciation, depletion and amortization is likely to continue to increase in the coming years.

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

If any of these uncertainties occur either alone or in combination, it could require management to recognize impairments. In 2011, AngloGold Ashanti incurred an impairment charge of $17 million on long-lived assets. In 2010, AngloGold Ashanti incurred an impairment charge of $91 million on long-lived assets. See “Note 5 – Costs and Expenses” to the consolidated financial statements for a detailed description of impairments.

Taxation

Taxation expense increased significantly over the period from a benefit of $33 million in 2009 to an expense of $705 million in 2011. The sharp increase in the tax charge is as a result of utilization of tax losses and higher spot prices resulting in higher pre-tax net income.

Similar to royalties, taxation expense is likely to continue to increase in the coming years as in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing rates for existing taxes and introducing new taxes on gold mines.

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in assessing a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.

Acquisitions and dispositions are described in note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”. See also note 29 to the consolidated financial statements “Subsequent events”. The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, assuming that acquisitions and disposals took place on the effective date of these transactions.

South African economic and other factors

AngloGold Ashanti is a company domiciled in South Africa with significant operations in South Africa. As a result, the Company is subject to various economic, fiscal and monetary factors that affect South African companies generally.

Comparison of operating performance in 2011, 2010 and 2009

The following table presents operating data for the AngloGold Ashanti group for the three year period ended December 31, 2011:

Operating data for AngloGold Ashanti	Year ended December 31
	2011	2010	2009
Total attributable gold production (thousand ounces)	4,331	4,515	4,599
Total cash costs ($/oz)(1)	733	627	534
Total production costs ($/oz) (1)	948	812	683
Production costs (million US dollars) - per financial statements	2,977	2,656	2,229
Capital expenditure (million US dollars)(2)	1,527	1,015	1,027
- Consolidated entities	1,439	973	1,019
- Equity accounted joint ventures	88	42	8

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
(2)	Including capital expenditure of Boddington in 2009.

Attributable gold production

Production in 2011

For the year ended December 31, 2011, AngloGold Ashanti’s total attributable gold production from continuing operations at 4.33 million ounces was 184,000 ounces, or 4 percent, lower when compared to 2010 production of 4.52 million ounces.

In South Africa, gold production decreased by 9 percent or 161,000 ounces in 2011 of which 63,000 ounces relate to the sale of Tau Lekoa effective August 1, 2010. The balance of the production decrease occurred across most of the South African mines. The lower output was mainly due to industrial strike actions and an increased number of government imposed safety related stoppages. At TauTona, a decision was taken early in 2011, following a significant seismic event, to cease mining of the Ventersdorp Contact Reef (VCR) shaft pillar and remove it from the immediate mine plan in the interests of safety. This decision contributed to the decline in output. Great Noligwa experienced lower production due to a combination of ore pass blockages and the closure of two haulages.

Production increased by 5 percent or 78,000 ounces in 2011 in Continental Africa mainly due to a significant increase in production at Geita in Tanzania, where gold produced increased from 357,000 ounces in the year ended December 31, 2010 to 494,000 ounces in 2011. The increase in production was due to the mining of higher grade material in 2011. This increase was partially offset by lower production at Yatela, Siguiri and Navachab due to lower recovered grades.

Production decreased by 38 percent or 150,000 ounces in 2011 in Australia mainly due to the impact of unprecedented heavy rainfall and the ramp failure in the first quarter of 2011 at Sunrise Dam in Australia, which severely affected all aspects of the operation during the rest of the year.

In the Americas region, production increased by 6 percent or 49,000 ounces to 891,000 ounces. The increase was mainly due to better ounce recovery from the heap leach pad at Cripple Creek & Victor in North America, which benefited from better pad pH chemistry and the strategy of stacking higher grade ore closer to the pad liner. In Brazil at AngloGold Ashanti Córrego do Sítio Mineração higher tonnage and grades contributed to increased production. These increases were partially offset by lower production at Serra Grande in Brazil due to lower recovered grades.

Production in 2010

For the year ended December 31, 2010, AngloGold Ashanti’s total attributable gold production from continuing operations at 4.52 million ounces was 84,000 ounces, or 2 percent, lower when compared to 2009 production of 4.6 million ounces.

In South Africa, gold production decreased by 1 percent or 12,000 ounces in 2010 mainly due to a 13 percent decline in volumes mined and a 9 percent decline in recovered grade at Kopanang and the sale of Tau Lekoa effective August 1, 2010. The decrease was partially offset by an increase in gold production at Moab Khotsong due to higher volumes mined and at TauTona due to the successful resumption of mining in January 2010 following the temporary closure of the shaft in October 2009.

Production decreased by 6 percent or 93,000 ounces in 2010 in Continental Africa mainly due to lower grades mined and processed at Siguiri, Morila, Yatela and Sadiola. Lower production at Obuasi was mainly attributable to underground tonnages declining by 8 percent as a result of reduced flexibility in developed ore reserves, in addition to stoppages to address environmental issues at the Tailings Storage Facility and elution problems at the Tailings Treatment Plant. The decrease was partially offset by an increase in gold production due to the treatment of higher tonnes and higher grade material at Geita.

Total cash costs and total production costs

Comparison of total cash costs and total production costs in 2011 with 2010

Most local currencies (South Africa, Australia and Brazil) were on average stronger against the US dollar during 2011 compared to 2010. Consequently, total cash costs in US dollar terms were negatively impacted for 2011.

Cash costs per ounce at most of the operations situated in South Africa increased in 2011 when compared to 2010. This was largely a result of increases in the cost of labor, power and stores and royalty payments which came into effect on March 1, 2010, as well as the strengthening of the rand. The lower production in 2011 also negatively impacted the cash costs per ounce.

Geita, in Tanzania, reported a 30 percent decrease in cash costs from $697 per ounce in 2010 to $488 per ounce in 2011. This was mainly as a result of higher production and inventory adjustments.

In Mali, at Morila, cash costs increased in 2011 to $818 per ounce compared to $716 per ounce in 2010 mainly due to higher reagent costs and fuel used in power generation. At Sadiola cash costs increased from $686 per ounce in 2010 to $835 per ounce in 2011. These were driven by increases in fuel prices, mining contractor costs were higher as a result of the longer haulage distance and higher maintenance costs. The cash costs at Yatela increased from $817 per ounce in 2010 to $1,483 per ounce in 2011 mainly due to the significant decrease in production of 31,000 ounces (52 percent).

In Ghana, at Obuasi, cash costs increased in 2011 to $859 per ounce compared to $760 per ounce in 2010 mainly due to the decline in production and an increase in the power tariff and inventory adjustments. At Siguiri, in Guinea, cash costs increased to $871 per ounce in 2011 from $656 per ounce in 2010 mainly due to the decline in production, higher fuel prices, an increase in inventory adjustments and increased costs related to labor and mining contractors.

In the United States, Cripple Creek reported a $69 per ounce increase in cash costs to $569 per ounce in 2011 due primarily to rising commodity prices (diesel fuel in particular) and increased labor costs. In Brazil at AngloGold Ashanti Córrego do Sítio Mineração cash costs increased to $571 per ounce in 2011 from $444 per ounce in 2010 driven largely by labor cost increases and higher energy consumption following the commissioning of the refrigeration plant in Cuiabá. Other factors were the stronger Brazilian real, lower volumes and higher unit costs from new Córrego do Sítio sulfide production. These effects were partially offset, however, by higher revenue from the sale of sulfuric acid, a by-product of the Cuiabá mining operation. At Serra Grande cash costs increased by $370 per ounce to $851 per ounce in 2011 due to reduced production as well as continued inflationary pressure on all mining-related inputs, such as power, consumables and labor in Brazil and the impact of the stronger Brazilian real.

In Australia, at Sunrise Dam, cash costs increased in 2011 to $1,362 per ounce compared to $692 per ounce in 2010 mainly due to the significant decrease in production of 150,000 ounces (38 percent). The decrease in production was due to the impact of unprecedented heavy rainfall and the ramp failure in the first quarter of 2011. The considerable remedial work and the stronger Australian Dollar negatively impacted cash costs per ounce.

Overall the Company’s total cash costs increased by $106 per ounce, or 17 percent when compared to the previous year. Of this increase, inflation accounted for $47 per ounce, lower production accounted for $20 per ounce, royalties accounted for $12 per ounce and local currency strength accounted for $9 per ounce.

Comparison of total cash costs and total production costs in 2010 with 2009

Most local currencies (South Africa, Australia and Brazil) were on average stronger against the US dollar during 2010 compared to 2009. Consequently, total cash costs in US dollar terms were negatively impacted for 2010.

Cash costs at all the operations situated in South Africa increased in 2010 when compared to 2009. This was largely a result of increases in the cost of labor, power and stores and royalty payments which came into effect on March 1, 2010, as well as the strengthening of the rand. The cash cost increase at the Savuka operation was offset by an insurance claim received for normal business interruption and material damage following the seismic event which occurred in May 2009. The insurance claim was for $46 million of which payments received and credited to working costs during 2010 were $16 million. The Company utilized the proceeds to reopen the mining area and equipping of infrastructure damaged during the seismic event.

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

In Ghana, at Obuasi, cash costs increased in 2010 to $760 per ounce compared to $630 per ounce in 2009 mainly due to the decline in production, an increase in the power tariff and the once-off settlement of historical wage claims. These negative factors were partially offset by a reduction in the cost of consumables, which were sourced via a focused procurement strategy. At Siguiri, in Guinea, cash costs increased to $656 per ounce in 2010 from $513 per ounce in 2009 mainly due to higher fuel prices and costs related to labor and mining contractors.

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

Reconciliation of total cash costs and total production costs to financial statements

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and are not US GAAP measures. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

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

However, AngloGold Ashanti believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

•	an indication of profitability, efficiency and cash flows;
•	the change in costs as the mining operations mature over time on a consistent basis; and
•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

A reconciliation of production costs as included in the company’s audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2011 is presented below. In addition the Company has provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2011

Operations in South Africa

(in $ millions, except as otherwise noted)

Production costs	109	201	174	-	248	40	188	110	24
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	-	(2)	-	-	-	(1)	(1)	-	1
Plus:
Inventory movement	-	-	-	-	-	-	-	-	-
Royalties	4	13	11	-	29	3	14	-	-
Related party transactions (2)	(1)	(2)	(2)	-	(3)	-	(2)	(1)	-
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(29)
Total cash costs	112	210	183	-	274	42	199	109	(4)
Plus:
Depreciation, depletion and amortization	23	78	101	-	70	1	75	4	16
Employee severance costs	1	2	1	-	2	1	2	-	1
Rehabilitation and other non-cash costs	-	2	-	-	-	1	1	-	(1)
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	(24)
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(7)
Total production costs	136	292	285	-	346	45	277	113	(19)
Gold produced (000’ ounces) (4)	94	307	266	-	500	49	244	164	-
Total cash costs per ounce (5)	1,191	684	688	-	547	857	816	665	-
Total production costs per ounce (5)	1,447	951	1,071	-	691	918	1,135	689	-

For the year ended December 31, 2011

Operations in Ghana, Guinea, Mali, Namibia, Tanzania, Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Production costs	176	324	252	-	-	-	59	220	325	135	53	220	119
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	72	92	41	-	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	(18)	(69)	(11)	-	(2)	(1)	(1)	(10)	-	(17)	(8)	(24)	(18)
Plus:
Inventory movement	-	(1)	(8)	-	-	(1)	1	8	1	67	13	9	6
Royalties	9	15	23	9	11	3	3	23	9	8	27	-	2
Related party transactions(2)	-	-	-	-	-	1	-	-	-	-	-	-	-
Adjusted for:
Noncontrolling interests (3)	-	-	(39)	-	-	-	-	-	-	-	(6)	-	(52)
Total cash costs	167	269	217	81	101	43	62	241	335	193	79	205	57
Plus:
Depreciation, depletion and amortization	29	65	24	4	2	1	10	82	41	38	26	76	32
Employee severance costs	1	-	-	-	-	-	1	-	-	-	1	2	-
Rehabilitation and other non-cash costs	18	69	11	-	2	1	1	10	-	17	8	24	18
Adjusted for:
Noncontrolling interests(3)	-	-	(5)	-	-	-	-	-	-	-	(3)	-	(25)
Total production costs	215	403	247	85	105	45	74	333	376	248	111	307	82
Gold produced (000’ ounces)(4)	199	313	249	99	121	29	66	494	246	267	196	359	67
Total cash costs per ounce(5)	839	859	871	818	835	1,483	939	488	1,362	(7) 569	403	571	851
Total production costs per ounce(5)	1,080	1,288	992	859	868	1,552	1,121	674	1,528	929	566	855	1,224

For the year ended December 31, 2011

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

Total
Production costs per financial statements	2,977
Plus:
Production costs of equity accounted joint ventures (1)	205
Less:
Rehabilitation costs & other non-cash costs	(182)
Plus/(less):
Inventory movement	95
Royalties	216
Related party transactions (2)	(10)
Adjusted for:
Noncontrolling interests (3)	(97)
Non-gold producing companies and adjustments	(29)
Total cash costs	3,175
Plus:
Depreciation, depletion and amortization	798
Employee severance costs	15
Rehabilitation and other non-cash costs	182
Adjusted for:
Noncontrolling interests (3)	(57)
Non-gold producing companies and adjustments	(7)
Total production costs	4,106
Gold produced (000’ ounces) (4)	4,329
Total cash costs per ounce (5)	733
Total production costs per ounce (5)	948
(1)	Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)

In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6)	Corporate includes non-gold producing subsidiaries.

(7)	Total cash costs per ounce calculation includes heap-leach inventory change.

(8)	There was no production attributable to AngloGold Ashanti in 2011. AngloGold Ashanti sold Tau Lekoa to Simmer & Jack Mines Limited (“Simmers”) in 2010.

For the year ended December 31, 2010

Operations in South Africa

(in $ millions, except as otherwise noted)

Production costs	120	192	181	59	233	24	177	89	12
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	(2)	(5)	(10)	-	(5)	-	(3)	-	(8)
Plus:
Inventory movement	(1)	(1)	(1)	(1)	-	-	-	-	-
Royalties	2	4	4	-	18	1	9	-	-
Related party transactions (2)	(1)	(3)	(3)	(1)	(5)	-	(2)	(2)	-
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(9)
Total cash costs	118	187	171	57	241	25	181	87	(5)
Plus:
Depreciation, depletion and amortization	27	73	108	1	58	5	71	6	15
Employee severance costs	5	3	2	1	5	1	3	-	-
Rehabilitation and other non-cash costs	2	5	10	-	5	-	3	-	8
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	(11)
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(5)
Total production costs	152	268	291	59	309	31	258	93	2
Gold produced (000’ ounces) (4)	132	305	292	63	532	22	259	179	-
Total cash costs per ounce (5)	894	613	586	905	452	1,136	699	486	-
Total production costs per ounce (5)	1,152	879	997	937	580	1,409	996	520	-

For the year ended December 31, 2010

Operations in Ghana, Guinea, Mali, Namibia, Tanzania, Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Production costs	151	238	184	-	-	-	57	256	261	114	63	169	76
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	61	75	43	-	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	(20)	(16)	(1)	-	(3)	(2)	3	(8)	1	(13)	(7)	(18)	-
Plus:
Inventory movement	6	7	(1)	-	1	1	(1)	(12)	-	58	-	(1)	(2)
Royalties	7	12	29	7	9	4	3	13	12	5	21	-	1
Related party transactions(2)	-	-	-	-	(1)	3	-	-	-	-	-	-	-
Adjusted for:
Noncontrolling interests (3)	-	-	(32)	-	-	-	-	-	-	-	(6)	-	(38)
Total cash costs	144	241	179	68	81	49	62	249	274	164	71	150	37
Plus:
Depreciation, depletion and amortization	25	61	23	4	3	2	8	55	33	33	24	61	32
Employee severance costs	1	-	-	1	-	-	-	-	-	-	1	2	-
Rehabilitation and other non-cash costs	20	16	1	-	3	2	(3)	8	(1)	13	7	18	-
Adjusted for:
Noncontrolling interests(3)	-	-	(3)	-	-	-	-	-	-	-	(2)	-	(16)
Total production costs	190	318	200	73	87	53	67	312	306	210	101	231	53
Gold produced (000’ ounces)(4)	185	317	273	95	118	60	86	357	396	233	194	338	77
Total cash costs per ounce(5)	778	760	656	716	686	817	721	697	692	(7) 500	366	444	481
Total production costs per ounce(5)	1,027	1,003	733	768	737	883	779	874	773	901	521	683	688

For the year ended December 31, 2010

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

Total
Production costs per financial statements	2,656
Plus:
Production costs of equity accounted joint ventures (1)	179
Plus:
Rehabilitation costs & other non-cash costs	(117)
(Less)/plus:
Inventory movement	52
Royalties	161
Related party transactions (2)	(15)
Adjusted for:
Noncontrolling interests (3)	(76)
Non-gold producing companies and adjustments	(9)
Total cash costs	2,831
Plus/(less):
Depreciation, depletion and amortization	728
Employee severance costs	25
Rehabilitation and other non-cash costs	117
Adjusted for:
Noncontrolling interests (3)	(32)
Non-gold producing companies and adjustments	(5)
Total production costs	3,664
Gold produced (000’ ounces) (4)	4,515
Total cash costs per ounce (5)	627
Total production costs per ounce (5)	812
(1)	Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)

In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6)	Corporate includes non-gold producing subsidiaries.

(7)	Total cash costs per ounce calculation includes heap-leach inventory change.

For the year ended December 31, 2009

Operations in South Africa

(in $ millions, except as otherwise noted)

Production costs	127	141	107	88	178	34	119	64	(26)
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	-	(1)	-	2	-	-	-	-	(15)
Plus:
Inventory movement	-	-	-	-	(1)	-	(1)	-	-
Royalties	-	-	-	-	-	-	-	-	-
Related party transactions (2)	(2)	(3)	(3)	(1)	(5)	-	(2)	(2)	-
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	41
Total cash costs	125	137	104	89	172	34	116	62	-
Plus:
Depreciation, depletion and amortization	29	61	80	7	37	8	49	2	13
Employee severance costs	3	2	1	1	1	-	2	-	-
Rehabilitation and other non-cash costs	-	1	-	(2)	-	-	-	-	15
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	8
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(3)
Total production costs	157	201	185	95	210	42	167	64	33
Gold produced (000’ ounces) (4)	158	336	247	124	520	30	218	164	-
Total cash costs per ounce (5)	791	408	421	718	331	1,133	532	378	-
Total production costs per ounce (5)	994	598	749	766	404	1,400	766	390	-

For the year ended December 31, 2009

Operations in Ghana, Guinea, Mali, Namibia, Tanzania, Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Production costs	122	240	160	-	-	-	42	261	-	250	83	62	112	65
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	67	61	26	-	-	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	(2)	(5)	(7)	(2)	(1)	(3)	(1)	(3)	-	(6)	5	(2)	(4)	(1)
Plus:
Inventory movement	-	(6)	7	(1)	(2)	(1)	1	2	-	(1)	54	(1)	6	-
Royalties	5	11	30	8	8	5	2	8	-	10	2	16	-	-
Related party transactions(2)	-	-	-	-	-	2	-	-	-	-	-	-	-	-
Adjusted for:
Noncontrolling interests (3)	-	-	(28)	-	-	-	-	-	-	-	-	(6)	-	(31)
Total cash costs	125	240	162	72	66	29	44	268	-	253	144	69	114	33
Plus:
Depreciation, depletion and amortization	24	76	26	5	12	5	2	53	-	37	23	24	44	20
Employee severance costs	-	2	-	-	-	-	-	-	-	-	-	2	-	-
Rehabilitation and other non-cash costs	2	5	7	2	1	3	1	3	-	6	(5)	2	4	1
Adjusted for:
Noncontrolling interests (3)	-	-	(5)	-	-	-	-	-	-	-	-	(2)	-	(10)
Total production costs	151	323	190	79	79	37	47	324	-	296	162	95	162	44
Gold produced (000’ ounces)(4)	190	381	316	137	135	89	65	272	-	401	218	192	329	77
Total cash costs per ounce(5)	658	630	513	526	489	326	677	985	-	631	(7) 371	359	347	429
Total production costs per ounce (5)	795	848	601	577	585	416	723	1,191	-	738	743	495	492	571

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

Capital expenditure

Total capital expenditure of $1,527 million was recorded in the year ended December 31, 2011 compared to $1,015 million in the same period in 2010. This represents a $512 million, or 50 percent increase from 2010. The increased capital expenditure during 2011 relates to increased spending to sustain existing operations of $265 million and growth related projects of $247 million. Capital expenditure increased at AngloGold Ashanti Córrego do Sítio Mineração by $117 million, Tropicana by $63 million, Iduapriem by $56 million, Mponeng by $50 million, Kibali joint venture by $43 million, Cerro Vanguardia by $35 million, Navachab by $34 million, Kopanang by $31 million, Moab Khotsong by $27 million, Obuasi by $23 million and Geita by $20 million.

Total capital expenditure of $1,015 million was recorded in the year ended December 31, 2010 compared to $1,027 million in the same period in 2009. This represents a $12 million, or 1 percent, decrease from 2009. In Australia, total capital expenditure decreased from $177 million in 2009 to $40 million in 2010 as a result of the sale of Boddington during 2009. Capital expenditure increased at Obuasi by $15 million, AngloGold Ashanti Córrego do Sítio Mineração by $58 million, Geita by $19 million, Mponeng by $13 million, Moab Khotsong by $16 million and Cerro Vanguardia by $21 million.

Comparison of financial performance on a segment basis for 2011, 2010 and 2009

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

Revenues

(in millions)	Year ended December 31
	2011		2010		2009
	$	percent	$	percent	$	percent
Category of activity
Total revenues
Product sales	6,570		5,334		3,784
Interest, dividends and other	72		68		170
Total revenues	6,642		5,402		3,954
Geographical area data
Total revenues
South Africa	2,596	39	2,276	42	1,687	43
Continental Africa	2,529	38	1,871	34	1,451	36
Australasia	389	6	468	9	239	6
Americas	1,499	23	1,125	21	804	20
Other, including Corporate and Non-gold producing subsidiaries	17	-	(6)	-	129	3
	7,030		5,734		4,310
Less : Equity method investments included above	(388)	(6)	(332)	(6)	(355)	(8)
Total revenues	6,642	100	5,402	100	3,955	100

Assets

	As at December 31
	2011		2010		2009
	$	percent	$	percent	$	percent
Geographical area data
Total segment assets
South Africa	2,974	27	3,370	32	3,354	31
Continental Africa	4,365	39	4,093	39	4,055	38
Australasia	714	6	534	5	496	5
Americas	2,527	23	2,170	21	2,012	19
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	605	5	221	2	745	7
Total segment assets	11,185	100	10,388	100	10,662	100

At December 31, 2011, 27 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 32 percent at the end of 2010, mainly due to the weakening of the rand against the US dollar (2011: $/R8.0407, 2010: $/R6.5701). The remaining operations collectively accounted for approximately 73 percent of AngloGold Ashanti’s total assets at December 31, 2011 compared to 68 percent at the end of the same period in 2010.

At December 31, 2010, 32 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 31 percent at the end of 2009, mainly due to increased capital expenditure and the strengthening of the rand against the US dollar (2010: $/R6.5701, 2009: $/R7.435). The remaining operations collectively accounted for approximately 68 percent of AngloGold Ashanti’s total assets at December 31, 2010 compared to 69 percent at the end of the same period in 2009.

Comparison of financial performance in 2011, 2010 and 2009

Financial performance of AngloGold Ashanti	Year ended December 31
(in millions)	2011	2010	2009
Revenue	6,642	5,402	3,954
Cost and expenses	(4,521)	(5,021)	(4,852)
Taxation (expense)/benefit	(705)	(255)	33
Equity income/(loss) in associates	59	40	88
Net income attributable to noncontrolling interests	(50)	(54)	(48)
Net income/(loss)	1,425	112	(825)

Comparison of financial performance in 2011 with 2010

Revenues

Revenues from product sales and other income increased by $1,240 million from $5,402 million in 2010 to $6,642 million in 2011, representing a 23 percent increase over the period. This increase was mainly due to the increase in the average spot price of gold. The average spot price of gold was $1,572 per ounce during 2011, $345 per ounce, or 28 percent, higher than $1,227 per ounce in 2010. The year on year increase in revenue was partially offset by reduced gold production of 184,000 ounces in 2011 when compared to 2010. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $320 million to $2,596 million from $2,276 million in 2010, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production at the South African operations (1,624,000 ounces in 2011 compared to 1,785,000 ounces in 2010).

Total revenues from the Continental Africa operations increased by $658 million to $2,529 million from $1,871 million in 2010, mainly as a result of the increase in the average spot price of gold and the treatment of higher tonnes and higher grade material at Geita.

Total revenue from the Australian operation at Sunrise Dam decreased from $468 million in 2010 to $389 million in 2011. The decrease in revenue was mainly due to the decrease in production of 150,000 ounces in 2011.

Total revenues from the Americas operations increased from $1,125 million in 2010 to $1,499 million in 2011 mainly as a result of the increase in the average spot price of gold and an increase in gold produced from 842,000 attributable ounces in 2010 to 891,000 ounces in 2011.

Production costs

Production costs increased from $2,656 million in 2010 to $2,977 million in 2011, which represents a $321 million, or 12 percent increase. The production costs of most of the operations increased in 2011. The increase was mainly as a result of an increase in rehabilitation and operational costs including labor, consumables and power. Operational cost increases were mainly due to annual labor cost increases and increased contractor costs at Sunrise Dam, power tariff increases mainly in South Africa and at AngloGold Ashanti Córrego do Sítio Mineração in Brazil and higher rehabilitation costs that were recorded at Obuasi in Ghana and Serra Grande in Brazil.

Exploration costs

Exploration costs increased from $206 million in 2010 to $279 million in 2011 mainly due to higher prefeasibility expenditure at La Colosa in Colombia, additional exploration at Tropicana in Australia and Mongbwalu in the Democratic Republic of the Congo, as well as increased exploration activities in Guinea, the Solomon Islands and marine exploration areas. For a discussion of AngloGold Ashanti’s exploration activities in 2011, see “Item 4B.: Business overview – Global exploration”.

Royalties

Royalties paid by AngloGold Ashanti increased from $142 million in 2010 to $193 million in 2011, mainly due to payments of royalties under the South African Mineral and Petroleum Resources Act and the higher average spot price of gold. Royalties recorded by the South African mines increased from $38 million in 2010 to $73 million in 2011. Royalties in Argentina increased from $21 million in 2010 to $27 million in 2011 as a result of higher average spot prices of gold. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation and are calculated as a percentage of revenues. Royalties paid in Tanzania amounted to $23 million in 2011 compared to $13 million in 2010. Royalties in Tanzania increased due to the higher production and the higher gold price.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $69 million or 10 percent, to $789 million in 2011 when compared to $720 million recorded in 2010. This increase was mainly due to increases in depreciation, depletion and amortization expense in Tanzania (Continental Africa) and the Americas from $55 million and $152 million, respectively, incurred in the year ended December 31, 2010 to $82 million and $173 million, respectively, for the same period of 2011 mainly as a result of higher production and changes in estimated useful life of assets which are used in the calculation of depreciation, depletion and amortization.

Impairment of assets

In 2011, AngloGold Ashanti recorded impairments amounting to $17 million compared to $91 million in 2010. This was mainly due to the impairment of Savuka, waste wash plant at Kopanang and abandoned shaft pillar development at Tau Tona in South Africa during 2011 and the write-off of assets at Obuasi in Continental Africa. Tau Tona and Savuka were impaired due to changes in the mine plan resulting in areas being abandoned and safety related concerns. See “Note 5 Costs and expenses: Impairment of assets” to the consolidated financial statements for additional information.

Interest expense

Interest expense increased by $27 million to $178 million in 2011, compared to $151 million recorded in 2010. The increase is mainly due to interest charges for the full year on the rated bonds and mandatory convertible bonds which were issued in April 2010 and September 2010, respectively, partially offset by lower interest paid due to the repayment of the 2009 Term Facility during 2010. Interest expense recorded in the year ended December 31, 2010 includes $8 million related to accelerated amortization of fees on debt facilities cancelled.

Accretion expense

Accretion expense of $28 million was recorded in 2011 compared with $22 million in 2010. Accretion relates to the unwinding of discounted future rehabilitation obligations to present values and increases in the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs decreased to $15 million in 2011 from $23 million in 2010. Employment severance costs recorded for the year ended December 31, 2011 relates to retrenchments in the South Africa region at Great Noligwa, Kopanang, TauTona and Mponeng and in Continental Africa reflecting rationalization of operations.

Profit/(loss) on sale of assets, realization of loans, indirect taxes and other

In 2011, the Company recorded a profit of $43 million compared to a profit of $3 million recorded in 2010. The profit in 2011 mainly related to royalties received from Newmont Mining Corporation (2009 Boddington Gold mine sale) and Franco Nevada Corporation (2011 sale of royalty stream in Ayanfuri mine). These profits were partially offset by the impairment of investments, the loss on disposal of land, equipment and assets, mineral rights and exploration properties, reassessment of indirect taxes payable and Black economic empowerment transaction restructuring costs.

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

Non-hedge derivative (gain)/loss and movement on bonds

Non-hedge derivative (gain)/loss

A gain on non-hedge derivatives of $83 million was recorded in 2011 compared to a loss of $703 million in 2010 (which included normal purchase and sale exempted (“NPSE”) contracts re-designated to non-hedging instruments in previous years) relating to the use of non-hedging instruments. These represent derivatives not designated in formal hedge accounting relationships. The change in fair value of these derivatives are recorded each period in the income statement.

The net gain recorded for the year ended December 31, 2011 relates to the fair value movements of the conversion features of convertible bonds amounting to $84 million and the revaluation of non-hedge derivatives resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities during the year amounting to a loss of $1 million.

During 2010, the Company eliminated its gold hedge book. The loss on scheduled hedge book maturities during 2010 was $277 million. Loss on non-hedge derivatives included a realized loss of $2,698 million related to the final tranche of the accelerated hedge buy-back, that commenced in September 2010 and was concluded on October 7, 2010. The final phase of hedge restructuring was funded with proceeds from the equity offering and the mandatory convertible bonds in September 2010, as well as cash from internal sources and debt facilities.

The loss on non-hedge derivatives recorded for the year ended December 31, 2010 relates to the accelerated hedge book settlement, normal realized losses on non-hedge derivatives, the fair value movement of the conversion features of convertible bonds and the revaluation of non-hedge derivative that resulted from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk during 2010.

The hedge buy-back and re-designation of contracts (effected in 2009) resulted in an increase in current non-hedge derivative liabilities and a consequential loss recorded in (gain)/loss on non-hedge derivatives. During 2010, the opening balance of the derivative liability of $556 million further declined by $131 million in fair value, before all these contracts were settled for $687 million.

Non-hedge derivatives recorded for the years ended December 31, 2011 and 2010 included:

	Year ended December 31,
	2011	2010
	(in US Dollars, million)

Loss on realized non-hedge derivatives	-	2,975
Loss/(gain) on unrealized non-hedge derivatives	1	(2,273)
Fair value (gain)/loss on option component of convertible bonds	(84)	1

Net (gain)/loss	(83)	703

Movement on bonds
	Year ended December 31,
	2011	2010
	(in US Dollars, million)

Fair value (gain)/loss on mandatory convertible bonds	(113)	83

Fair value movements on the mandatory convertible bonds were based on to the ex interest NYSE closing price of these bonds.

Equity income in associates

Equity income in equity method investments increased from $40 million in 2010 to $59 million in 2011, mainly as a result of the increase in revenue from gold sales at Sadiola and Morila mines in Mali from $143 million and $117 million, respectively, in 2010 to $189 million and $157 million, respectively, in 2011. The increase was mainly due to the increase in the average spot price of gold for 2011.

Taxation expense/benefit

A net taxation expense of $705 million was recorded in 2011 compared to $255 million in 2010. Charges for current tax in 2011 amounted to $406 million compared to $117 million in 2010. The increase in the tax charge in 2011 is mainly due to higher income as a result of the higher gold price and losses having been fully utilized during the current year in South Africa and Tanzania. Charges for deferred tax in 2011 amounted to a net tax expense of $299 million compared to $138 million in 2010. The increase in the deferred tax charge in 2011 is mainly due to the reversal of deferred tax credits on losses utilized in South Africa, Geita and the Americas. Refer to “Note 7 – Taxation” of the consolidated financial statements.

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

Employment severance cost

Employment severance costs increased to $23 million in 2010 from $14 million in 2009. Employment severance costs recorded for the year ended December 31, 2010 relates to retrenchments in the South Africa region reflecting rationalization of operations at Great Noligwa, Kopanang, TauTona and Mponeng.

Profit/loss on sale of assets, realization of loans, indirect taxes and other

In 2010, the Company recorded a profit of $3 million compared to a loss of $10 million recorded in 2009. The profit in 2010 mainly related to profit on sale of investments held in B2Gold Corporation and Red 5 Limited, an insurance claim recovery at Savuka mine and royalties received. These profits were partially offset by the mandatory convertible bond underwriting and professional fees, the loss on disposal of land, equipment and assets, mineral rights and exploration properties and reassessment of indirect taxes payable in Tanzania, Brazil, Guinea and South Africa.

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

Therefore, the loss on non-hedge derivatives recorded for the year ended December 31, 2010 relates to the accelerated hedge book settlement, normal realized losses on non-hedge derivatives, the fair value movement of the conversion features of convertible bonds and the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk during 2010.

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

Non-hedge derivatives recorded for the years ended December 31, 2010 and 2009 included:

	Year ended December 31,
	2010	2009
	(in US Dollars, million)

Loss on realized non-hedge derivatives	2,975	543
Loss/(gain) on unrealized non-hedge derivatives	(2,273)	876
Fair value loss on option component of convertible bonds	1	33

Net loss	703	1,452

Movement on bonds
	Year ended December 31,
	2010	2009
	(in US Dollars, million)

Fair value loss on mandatory convertible bonds	83	-

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

Taxation expense/benefit

A net taxation expense of $255 million was recorded in 2010 compared to a net tax benefit of $33 million recorded in 2009. Charges for current tax in 2010 amounted to $117 million compared to $166 million in 2009. The decrease in the current tax charge in 2010 mainly related to tax benefits on losses relating to the early hedge settlement and tax benefits relating to prior year in South Africa. This decrease was partly offset by an increase in the tax charge due to higher income as a result of the higher gold price. Charges for deferred tax in 2010 amounted to a net tax expense of $138 million compared to a net tax benefit of $199 million in 2009. The increase in the deferred tax charge in 2010 is mainly related to the reversal of deferred tax on unrealized non-hedge derivative losses. Refer to “Note 7 – Taxation” of the consolidated financial statements for deductible temporary differences expected to reverse.

5B.	LIQUIDITY AND CAPITAL RESOURCES

In the board’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the Company’s present requirements.

Operating activities

2011

Net cash provided by operating activities was $2,550 million in 2011, higher than the 2010 amount of $1,038 million. The increase in net cash provided by operations was mainly as a result of an increase in the average spot price of gold received during 2011 and the elimination of the hedge book in 2010.

Net cash outflow from operating working capital items amounted to $131 million in 2011, compared with an outflow of $314 million in 2010.

2010

Net cash provided by operating activities was $1,038 million in 2010, higher than the 2009 amount of $443 million. The increase in net cash provided by operations was mainly as a result of an increase in the gold price received during 2010.

Net cash outflow from operating working capital items amounted to $314 million in 2010, compared with an outflow of $21 million in 2009.

Investing activities

2011

Investing activities in 2011 resulted in a net cash outflow of $1,603 million, which is a decrease of $284 million from an outflow of $1,887 million in 2010. Additions to property, plant and equipment increased to $1,393 million in 2011 compared to $973 million in 2010. Investing activities for non-hedge derivatives maturing resulted in an outflow of $nil million in the year ended December 31, 2011 compared to an outflow of $984 million for the same period in 2010.

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

Financing activities

2011

Net cash generated by financing activities in the year ended December 31, 2011 amounted to an outflow of $319 million, which is a decrease of $549 million from an inflow of $230 million in the year ended December 31, 2010. Cash inflows from proceeds from loans in 2011 amounted to $109 million and included gross proceeds of $100 million raised from the $1 billion Syndicated loan facility.

Cash outflows from repayment of debt of $268 million during the year ended December 31, 2011 included the capital repayment of $99 million towards the FirstRand Bank Limited loan facility, $150 million towards the $1.0 billion syndicated loan facility and normal scheduled loan repayments of $19 million.

Dividends paid increased from $117 million in 2010 to $169 million in 2011. Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the Company’s financial performance. During the third quarter of 2011, the Company changed the frequency of dividend payments to quarterly, rather than half-yearly.

2010

During the second and third quarter of 2010, AngloGold Ashanti completed the following key financing transactions, namely:

•

The issue of two rated US dollar bonds maturing in 10 and 30 years aggregating $1.0 billion. The net proceeds of $983 million were applied to repay and cancel amounts drawn under the $1.15 billion syndicated loan facility and the 2009 Term Facility;

•	The entering of a four year unsecured Syndicated loan facility with a group of banks for $1.0 billion of which $950 million remained undrawn as at December 31, 2010;
•

The entering of a ZAR1.5 billion ($222 million) short-term loan from FirstRand Bank Limited, of which $107 million was drawn as at December 31, 2010, to fund, in part, the closing of the hedge book; and

•

The raising of aggregate net proceeds of $1,562 billion in equal parts of a dual tranche capital raising comprising equity and three-year mandatory convertible bonds in order to, together with cash and drawings from credit facilities, fund the elimination of the hedge book.

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

AngloGold Ashanti’s cash and cash equivalents increased to $1,112 million at December 31, 2011 compared with $586 million at December 31, 2010 (which includes $11 million for held for sale assets). In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands and is therefore subject to exchange controls. At December 31, 2011, approximately 50 percent of the Company’s cash and cash equivalents were held in US dollars, 36 percent were held in South African rands and 14 percent were held in other currencies.

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

On April 22, 2010, the Company announced the pricing of an offering of a $700 million 10-year note and a $300 million 30-year note. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually at a rate of 5.375 percent on the $700 million bond and 6.50 percent on the $300 million bond. The bonds are payable in April 2020 and April 2040, respectively.

In September 2010, the Company issued mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of shares ranging from 18,140,000 at a share price equal to or lesser than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture and subject to adjustment. Concurrent with the mandatory convertible bonds offering was an equity offering which resulted in the issue of 18,140,000 shares at an issue price of R308.37 per share. Total gross proceeds of $789 million were received from each of these offerings. The mandatory convertible bonds issued during 2010 are not included in basic earnings per ordinary share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument. The principal of this bond will be settled by the issue of shares as mentioned earlier and only the interest payments will be settled in cash.

On December 22, 2011, AngloGold Ashanti Australia Limited entered into a four year revolving credit facility of A$600 million with a syndication of banks. Interest is charged at BBSY plus 2 percent per annum. AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc has each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the facility. Amounts may be repaid and reborrowed under the facility during its four year term. No draw down was made during 2011 under the facility. A committment fee of 50 percent of the applicable margin is payable quarterly in arrears on the undrawn portion of the facility. This facility will be used to fund working capital and development costs associated with mining operations in Australia.

During 2012, approximately $32 million of AngloGold Ashanti’s debt is scheduled to mature, consisting mainly of interest payable under the Rated bonds and the Navachab Lewcor Mining contract loan.

AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2012 from cash on hand, cash flow from operations, existing credit facilities and, potentially if deemed appropriate long-term debt financing, the issuance of equity and equity linked instruments.

Short-term debt

AngloGold Ashanti’s short-term debt decreased to $32 million at December 31, 2011 from $135 million at December 31, 2010. Included in the short-term debt at December 31, 2011, were:

•	$8 million in interest payable under the $700 million 10-year bond (interest charged at 5.375 percent per annum; the bonds are repayable in April 2020 and are US dollar-based);
•	$4 million in interest payable under the $300 million 30-year bond (interest charged at 6.50 percent per annum; the bonds are repayable in April 2040 and are US dollar-based); and
•	$8 million payable under the Navachab Lewcor Mining contract loan (interest charged at 8.40 percent per annum; the loan is repayable by April 2015 and is Namibian dollar-based).

Long-term debt

AngloGold Ashanti’s long-term debt decreased to $2,473 million at December 31, 2011 compared with $2,602 million at December 31, 2010. As at December 31, 2011, the Company’s long-term borrowings included:

Unsecured loans:

•

$994 million outstanding under the $700 million 10 year and $300 million 30 year rated bonds issued April 2010 (interest charged at 5.375 percent and 6.50 percent, respectively, per annum; the bonds are repayable in April 2020 and April 2040, respectively, and are US dollar-based).

•

The fair value of $758 million outstanding under the Mandatory Convertible Bonds issued September 2010 (quarterly coupons are paid at 6 percent per annum; the bonds are convertible into ADS until their maturity in September 2013 and are US dollar-based). The principal of this bond will be settled by the issue of shares as mentioned earlier and only the interest payments will be settled in cash.

•

$659 million outstanding under the convertible bonds issued on May 22, 2009 (interest charged at 3.50 percent per annum; the bonds are convertible, at holders’ option, into ADS up to May 2014 and are US dollar-based).

Secured capital leases:

•

$29 million is repayable to Navachab Lewcor Mining Contract for equipment financed (interest charged at a rate of 8.4 percent per annum. Loans are repayable in April 2015 and are Namibian dollar-based. The equipment financed is used as security for these loans).

•

$33 million is repayable to Turbine Square Two (Proprietary) Limited for buildings financed (interest charged at an implied rate of 9.8 percent per annum, lease payments are payable in monthly installments terminating in March 2022, are rand-based and the buildings financed are used as security for these loans).

•

$10 million is repayable to Caterpillar Financial Services Corporation (Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in January 2015 and are US dollar-based. The equipment financed is used as security for these loans.)

As at December 31, 2011, AngloGold Ashanti’s total long-term debt, including the short-term portion maturing within 2011, was made up as follows:

$ (million)
Unsecured loans	2,429
Secured capital leases	76
Total	2,505
Less: Short-term maturities	32
Long-term debt	2,473

Debt maturities are scheduled as follows:

$ (million)
2012	32
2013	773
2014	673
2015	4
2016	2
Thereafter	1,021
Total	2,505

At December 31, 2011 the currencies in which the borrowings were denominated were as follows:

$ (million)
United States dollars	2,437
South African rands	33
Brazilian real	6
Namibian dollars	29
Total	2,505

Repayments of short-term and long-term borrowings amounted to $118 million and $150 million, respectively, in 2011.

At December 31, 2011, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
Syndicated Loan Facility ($1,0 billion) – US dollar	1,000
Syndicated Loan Facility (A$600 million) – Australian dollar	617
FirstRand Bank Limited – US dollar	50
Absa Bank Limited – US dollar	42
Nedbank Limited – US Dollar	2
FirstRand Bank Limited – rands	14
Standard Bank of South Africa Limited – rands	23
Nedbank Limited – rands	13
Absa Bank Limited – rands	4
Total undrawn	1,765

AngloGold Ashanti had no other committed lines of credit as of December 31, 2011.

As of December 31, 2011, the Company was in compliance with all debt covenants and provisions related to potential defaults.

AngloGold Ashanti, through its executive committee, reviews its short, medium and long-term funding, treasury and liquidity requirements and positions monthly. The Audit Committee also reviews these on a quarterly basis at its meetings.

Commitments and contingencies

For a detailed discussion of commitments and contingencies, see note 20 to the consolidated financial statements “Commitments and contingencies”.

As at December 31, 2011, capital commitments(1) and contingencies can be summarized over the periods shown below as follows:

	Expiration per period
Commitment (in millions)	Total amount $	Less than 1 year $	1 – 3 years $	4 – 5 years $	Over 5 years $
Capital expenditure	1,330	1,253	77	-	-
(contracted and not yet contracted)(1)
Guarantees	2,848	12	1,527	-	1,309
Other commercial commitments(2)	463	334	68	42	19
Total	4,641	1,599	1,672	42	1,328

(1) Including commitments through contractual arrangements with equity accounted joint ventures of $14 million (2010: $12 million).

(2) Excludes commitments through contractual arrangements with equity accounted joint ventures.

Derivatives accounted for at fair value

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company may enter into transactions which make use of derivatives. The Company has developed a risk management process to facilitate, control and monitor these risks. The board approves and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes. Until 2010 the Company had utilized a number of derivatives as part of its hedging of these risks. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the Company completed its final tranche of hedge buy-back program during 2010 and settled all forward gold and foreign exchange contracts that had been used by the Company in the past to manage those risks.

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The following table represents the change in fair value of all derivative financial instruments:

$ (million)
Fair value of derivatives at January 1, 2011	(175)
Option component of convertible bonds	84
Embedded derivatives	(1)
Warrants on shares	(1)
Fair value of derivatives at December 31, 2011	(93)

The fair value of the on-balance sheet derivatives at December 31, 2011 included:

$ (million)
Derivatives – non-current liabilities	(93)
Derivatives – net liabilities	(93)

The maturity of the fair value of derivatives as at December 31, 2011 was as follows:

Fair value of derivatives at December 31
Source of fair value	Maturity	Maturity	Maturity	Maturity	Total
(in millions)	less than 1 year $	1 - 3 years $	4 - 5 years $	excess of 5 years $	Fair value $
Prices actively quoted	-	-	-	-	-
Prices provided by other external sources	-	-	-	-	-
Prices based on models and other valuation methods (1)	-	(92)	-	(1)	(93)

(1)Fair value of volatility-based instruments (i.e. options) are calculated based on market prices, volatilities, credit risk and interest rates.

Recent developments

For a detailed discussion of recent developments, see note 29 to the consolidated financial statements “Subsequent events”.

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

Critical accounting policies

AngloGold Ashanti’s accounting policies are described in note 4 to the consolidated financial statements “Significant accounting policies”. The preparation of the Company’s financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The following are considered to be the accounting policies that are most critical to the Company’s results of operations, financial condition and cash flows.

Use of estimates and making of assumptions

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

Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programs. Therefore prior to capitalizing such costs, management determines that the following conditions have been met:

•	There is a probable future benefit;
•	AngloGold Ashanti can obtain the benefit and control access to it; and
•	The transaction or event giving rise to it has already occurred.

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

	0000000000	0000000000	0000000000
	2011	2010	2009
Net income ($ millions)	10	27	16
Earnings per share (cents)(1)	3	7	4

Retained income – January 1 ($ millions)	113	86	70
Retained income – December 31 ($ millions)	123	113	86

(1)Impact per basic and diluted earnings per common share.

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

Discounted closure liabilities (excluding joint ventures) increased from $530 million in 2010 to $653 million in 2011. This change is largely attributable to a change in mine plans resulting in accelerated cash flows, change in economic assumptions and discount rates, change in design of tailings storage facilities and change in methodology following requests from the Ghana Environmental Protection Agency.

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

The costs of materials currently contained on the leach pad are reported as a separate line item. As at December 31, 2011 and 2010, $98 million and $91 million, respectively, was classified as short-term as the Company expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap-leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short-term portion of materials on the leach pad as at December 31, 2011. As at December 31, 2011, $393 million was classified as long-term compared with $331 million as at December 31, 2010.

5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenditure included in the income statement amounted to $1 million, $4 million and $3 million during 2011, 2010 and 2009 respectively.

5D.	TREND INFORMATION

For a discussion of trends affecting AngloGold Ashanti’s business and operations, see “Item 5A.: Operating Results – Key factors affecting results”.

5E.	OFF-BALANCE SHEET ARRANGEMENTS

AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated associates. The most significant off-balance sheet item is the unaccrued future rehabilitation obligations.

See note 19 to the consolidated financial statements “Provision for environmental rehabilitation”.

5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2011 AngloGold Ashanti had the following known contractual obligations:

Contractual obligations
		Less than			More than
	Total	1 year	1-3	3-5	5 years
			years	years
(in millions)	$	$	$	$	$
Long-term debt obligations including interest(1)	3,631	152	1,721	126	1,632
Capital lease obligations	105	20	38	12	35
Operating lease obligations	25	23	2	-	-
Purchase obligations
- Contracted capital expenditure(2)	202	202	-	-	-
- Other purchase obligations(3)	463	334	68	42	19
Environmental rehabilitation costs(4)	2,542	57	113	72	2,300
Derivatives(5)	(93)	-	(92)	-	(1)
Pensions and other post retirement medical obligations(6)	178	14	31	32	101
Uncertain taxes(7)	78	-	40	-	38
Total	7,131	802	1,921	284	4,124

(1)

Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the debt (Refer Note 18 of Item 18). Certain of these obligations will be settled by the issue of equity, refer to “Item 5B.: Liquity and capital resources”.

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

(4)

Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see "Item 4B.: Business overview - Mine site rehabilitation and closure" and "Item 4B.: Business overview - Environmental, health and safety matters”. Amounts stated include a total estimated liability of $57 million in respect of equity accounted joint ventures.

(5)

Estimated fair value of all derivatives. Also see “Item 5B.: Liquidity and capital resources – Derivatives accounted for at fair value”. Amounts stated include derivatives of equity accounted joint ventures.

(6)	Represents payments for unfunded plans or plans with insufficient funding.

(7)	Certain of the uncertain tax positions will prescribe in 2013 and 2014.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

AngloGold Ashanti has a unitary board structure which comprises two executive directors and eight non-executive directors. Certain information with respect to AngloGold Ashanti’s directors as at December 31, 2011 is set forth below:

Name	Age	Position	Year first appointed (1)
Mark Cutifani	53	Executive director and chief executive officer	2007
SrinivasanVenkatakrishnan	46	Executive director, and chief financial officer	2005
Tito T Mboweni(3)	52	Independent non-executive director and chairman	2010
Frank B. Arisman(2)	67	Independent non-executive director	1998
Rhidwaan Gasant(2)	52	Independent non-executive director	2010
Nozipho January-Bardill (2)	61	Independent non-executive director	2011
William (Bill) A Nairn	67	Independent non-executive director	2001
Lumkile W (Wiseman) Nkuhlu(2)	67	Independent non-executive director	2006/2009
Ferdinand Ohene-Kena	75	Independent non-executive director	2010
Sipho M Pityana	52	Independent non-executive director	2007

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

NON-EXECUTIVE CHAIRMAN:

Mr TT Mboweni (52)

BA, MA (Development Economics)

Chairman and independent non-executive director

Tito Mboweni was appointed to the board and as Chairman of AngloGold Ashanti on June 1, 2010. He has a long and outstanding record of public service. As Labor Minister from 1994 to 1998, Mr Mboweni was the architect of South Africa’s post-apartheid labor legislation which today continues to provide the basis for the mutually respectful labor relationships central to AngloGold Ashanti’s operational approach in South Africa. He was the eighth Governor of the South African Reserve Bank from 1999 to 2009, and Chancellor of the University of the North from 2002 to 2005. He is also non-executive chairman of Nampak Limited and an international adviser to Goldman Sachs. Mr Mboweni is a founder member of Mboweni Brothers Investment Holdings. He is also chairman of the fund raising committee of the Nelson Mandela Children’s Hospital and a trustee and chairman of the finance committee of the Thabo Mbeki Foundation. He is chairman of AngloGold Ashanti’s Nominations Committee and is a member of the Investment, Financial Analysis and Party Political Donations committees.

EXECUTIVE DIRECTORS:

Mr M Cutifani (53)

BE (Mining Engineering)

Chief Executive Officer

Mark Cutifani was appointed to the board of AngloGold Ashanti on September 17, 2007 and as Chief Executive Officer on October 1, 2007. He is chairman of the Executive Committee and a member of the Transformation and Human Resources Development; Safety, Health and Sustainable Development; Risk and Information Integrity; Party Political Donations Committee; and Investment Committees. Mark has considerable experience in gold mining, having been associated with the industry since 1976. Prior to joining AngloGold Ashanti, he was Chief Operating Officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco’s global nickel business.

Mr S Venkatakrishnan (Venkat) (46)

BCom, ACA (ICAI)

Chief Financial Officer

Venkat joined AngloGold Ashanti on July 1, 2004, having been Chief Financial Officer at Ashanti Goldfields Company Limited (Ashanti) until that company’s merger with AngloGold Limited in May 2004. He was appointed to the board on August 1, 2005, is a member of the Executive, Risk and Information Integrity and Investment Committees and is invited to attend meetings of the Audit and Corporate Governance Committee. Venkat has extensive financial experience, having been a director in the reorganization services division of Deloitte & Touche in London prior to joining Ashanti in 2000. Venkat is a member of the audit committee of the World Gold Council and has recently been appointed to the Financial Reporting Investigation Panel, an advisory panel of the JSE.

NON-EXECUTIVE DIRECTORS:

Mr FB Arisman (67)

BA (Finance), MSc (Finance)

Independent non-executive director

Frank Arisman joined the board of AngloGold Ashanti on April 1, 1998. He is chairman of the Financial Analysis and Investment Committees, and a member of the Safety, Health and Sustainable Development; Audit and Corporate Governance; Nominations; Risk and Information Integrity; and Remuneration Committees. Frank, who resides in the United States, has a rich background in management and finance through his experiences at JP Morgan where he held various positions prior to his retirement.

Mr R Gasant (52)

CA (SA)

Independent non-executive director

Rhidwaan Gasant was appointed to the board of AngloGold Ashanti on August 12, 2010. He is chairman of the Risk and Information Integrity Committee and a member of the Audit and Corporate Governance, Nominations and Financial Analysis Committees. He is the former Chief Executive Officer of Energy Africa Limited and sits on the board of international companies in the MTN Group.

Mrs NP January-Bardill (61)

BA (Education), MA (Applied Linguistics)

Independent non-executive director

Nozipho January-Bardill was appointed to the board of AngloGold Ashanti on October 1, 2011 and is a member of the Audit and Corporate Governance and Nominations Committees. She recently retired from the MTN Group where she served as an Executive Director and spokesperson and on the boards of a number of operations in the MTN footprint. She is former South African Ambassador to Switzerland, and former Deputy Director General, Human Capital Management and Head of the Foreign Service Institute in the then Department of Foreign Affairs (now DIRCO). She was reappointed as member of the UN Expert Committee on the Elimination of Racism, Racial Discrimination, Xenophobia and Related Intolerances for a four-year period from 2012-2015 (previously from 2000-2008). She is currently the founder and executive director of Bardill & Associates, a consulting company focusing on strategic communications, high-level government relations and stakeholder management.

Mr WA Nairn (67)

BSc (Mining Engineering)

Independent non-executive director

Bill Nairn has been a member of the board of AngloGold Ashanti since January 1, 2000 and chairs the Remuneration Committee and is a member of the Safety, Health and Sustainable Development; Transformation and Human Resources Development; Investment; Party Political Donations; Risk and Information Integrity; and Nominations Committees. Bill, a mining engineer, has considerable technical experience, having been the Group Technical Director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling period, Bill is now considered an Independent Non-executive Director of AngloGold Ashanti.

Prof LW Nkuhlu (67)

BCom, CA (SA), MBA (New York University)

Independent non-executive director

Wiseman Nkuhlu was appointed to the board on August 4, 2006. He has been the chairman of the Audit and Corporate Governance Committee since May 5, 2007, having served as deputy chairman from August 4, 2006. He also serves as a member of the Financial Analysis; Risk and Information Integrity; Safety, Health and Sustainable Development; Nominations, Party Political Donations; and Remuneration Committees. Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa’s Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva-based International Organization of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB).

Mr F Ohene-Kena (75)

MSc (Engineering), DIC and ACSM

Independent non-executive director

Ferdinand (Fred) Ohene-Kena was appointed to the board of AngloGold Ashanti on June 1, 2010. He is the former Ghanaian Minister of Mines and Energy and is currently a member of the Ghana Judicial Council. He is the chairman of the Ghana Minerals Commission and a member of the President’s Economic Advisory Council. Mr Ohene-Kena is a member of the Safety, Health and Sustainable Development; Transformation and Human Resources Development; and Nominations Committees.

Mr SM Pityana (52)

BA (Hons) (Essex), MSc (London), Dtech (Honoris) (Vaal University of Technology)

Independent non-executive director

Sipho Pityana joined the board of AngloGold Ashanti on February 13, 2007. He is the chairman of the Safety, Health and Sustainable Development Committee and is a member of the Remuneration, Party Political Donations, Investment, Nominations, Financial Analysis, Risk and Information Integrity and the Transformation and Human Resources Development Committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labor and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the Executive Chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti’s BEE partner. He serves as a Non-executive Director on the boards of several other South African companies.

Mr RJ Ruston (61)

MBA, Business, BE (Mining)

Independent non-executive director

Rodney Ruston was appointed to the board of AngloGold Ashanti on January 1, 2012. Rodney, a mining engineer, has over 35 years of experience in the resources industry. He is currently the President and CEO of North American Energy Partners, a large Canadian mining and construction contracting company listed on the NYSE and the TSX.

Board movements during 2011

Mrs N P January-Bardill was appointed as a member of the board and as a member of the Audit and Corporate Governance Committee with effect from October 1, 2011.

In terms of the company’s memorandum and articles of association, there is no mandatory retirement age for non-executive directors. Non-executive directors do not hold service contracts with the company.

In accordance with the articles of association of AngloGold Ashanti, all non-executive directors must retire at least once every three years by rotation and may be re-elected by shareholders. At the annual general meeting held on May 11, 2011, Mr W A Nairm and Mr S M Pityana who retired by rotation made themselves available for re-election and were appointed by shareholders at the annual general meeting.

At the annual general meeting held on May 11, 2011, Mr T T Mboweni, Mr F Ohene-Kena and Mr R Gasant who were all appointed to the board since the last annual general meeting, retired from the board in terms of the company’s articles of association, and having made themselves available for election to the board, were appointed by the shareholders.

Board movements subsequent to year-end

On January 1, 2012, Mr R J Ruston joined the board.

EXECUTIVE COMMITTEE

Day-to-day management of the group’s affairs is vested in the Executive Committee, which is chaired by the Chief Executive Officer and comprises 12 members, four of whom head the regional operations. The committee’s work is supported by country and regional management teams. During the year under review, three new members, Mike O’Hare, Ria Sanz and Italia Boninelli, were appointed to the committee.

The committee met monthly to discuss operational matters and review the programs and activities being implemented to advance the achievement of the set of strategic goals on safety, asset portfolio-, financial-, people- and environmental management as well as stakeholder engagement.

In addition to Mr M Cutifani and Mr S Venkatakrishnan, the two executive directors, the following make up the Executive Committee. The business experience and functions of the executive committee members of AngloGold Ashanti, as at December 31, 2011 are as follows.

AngloGold Ashanti has determined that all members of the Executive Committee are “prescribed officers” within the meaning of section 66(10) and regulation 38 of the Companies Act of 2008.

Ms I Boninelli (55)

M (Psychology), post-graduate diploma in Labor Relations

Executive Vice President – People and Organizational Development

Italia Boninelli joined AngloGold Ashanti on October 15, 2010 as Senior Vice President: Human Resources, Strategy and Change Management and was appointed to the Executive Committee on December 1, 2011 where she is responsible for the company’s people strategy, transformation and change management initiatives. Italia has more than 25 years’ experience in human resources, marketing communications, customer relationship management and business transformation, in a variety of industries including mining, manufacturing, healthcare and banking. She is a registered industrial psychologist with the Health Professions Council of South Africa, holds a masters degree in psychology and a post-graduate diploma in labor relations.

Dr CE Carter (49)

BA (Hons), DPhil, EDP

Executive Vice President – Business Strategy

Charles Carter has worked in the mining industry in South Africa and the United States since 1991, in a range of corporate roles with Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. He was appointed Executive Vice President – Business Strategy in December 2007 and is currently responsible for corporate strategy and business planning, risk management, investor relations and Project ONE implementation.

Mr RN Duffy (48)

BCom, MBA

Executive Vice President – Continental Africa

Richard Duffy joined Anglo American in 1987 and in 1998 was appointed Executive Officer and Managing Secretary of AngloGold. In November 2000, he was appointed Head of Business Planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in August 2005. Richard was appointed Executive Vice President – Continental Africa in July 2008.

Mr GJ Ehm (55)

BSc Hons, MAusIMM, MAICD

Executive Vice President – Australasia

Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager of Sunrise Dam gold mine in 2000, Regional Head – Australia in 2006 and Executive Vice President – Australasia in December 2007. He assumed the role of Executive Vice President – Tanzania on June 1, 2009 and during August 2010, resumed the position of Executive Vice President – Australasia.

Mr RW Largent (51)

BSc (Mining Engineering), MBA

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

Mr RL Lazare (55)

BA, HED, DPLR, SMP

Executive Vice President

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

Mr MP O’Hare (52)

BSc Engineering (Mining)

Executive Vice President – South Africa

Mike O’Hare joined Anglo American in 1977, and has held a number of positions at various gold mining operations within the group. His roles have included General Manager of Kopanang (1993), Great Noligwa (2003), Head of Mining and Mineral Resource Management Underground (2006), Vice President: Technical Support (2008), Senior Vice President: Operations and Business Planning for South Africa (2010), and in 2011, he was appointed Executive Vice President – South Africa.

Mr AM O’Neill (54)

BSc Engineering (Mining), MBA

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

Ms ME Sanz (46)

BCom LLB, H Dip Tax, Admitted Attorney

Group General Counsel

Maria (Ria) Sanz joined AGA in June 2011 having worked in a number of industries and major corporate organizations. She has held legal roles at Investec Bank, Basil Read, Afrox and Sappi. She was also Group Head of Sustainability at Sappi. She is responsible for Group legal services as well as compliance and company secretarial functions.

Ms Y Simelane (46)

BA LLB, MAP, EMPM

Senior Vice President – Corporate Affairs

Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers’ Provident Fund where she was the Senior Manager of the fund. She was appointed an Executive Officer in May 2004 and Vice President – Government Relations in July 2008. In November 2009, she was appointed Senior Vice President – Corporate Affairs with responsibility for government relations, corporate communication and marketing.

OFFICE OF THE COMPANY SECRETARY

Ms L Eatwell (57)

FCIS, FCIBM

Lynda Eatwell joined AngloGold Ashanti in 2000 as Assistant Company Secretary and was appointed Company Secretary in December 2006. She is responsible for ensuring statutory compliance and corporate governance requirements by AngloGold Ashanti and its subsidiaries. She also advises members of the board on their duties and responsibilities as directors.

COMPETENT PERSONS

As part of it suite of annual reports, AngloGold Ashanti produces a Mineral Resource and Ore Reserve statement and all the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserve is based on information compiled by the Competent Persons.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources and Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the Company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resources and Ore Reserve Steering Committee, Mr V A Chamberlain, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibility.

VA Chamberlain (49)

MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM

Vaughan has 26 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 and currently holds the position of Senior Vice President: Geology and Metallurgy and is chairman of the Mineral Resources and Ore Reserves Steering Committee.

6B.	COMPENSATION

REMUNERATION COMMITTEE

Remuneration Committee

The Remuneration Committee comprises independent non-executive directors and is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of the company.

The performance of each executive director is assessed relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key predetermined targets. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole.

The members of the remuneration committee during 2011 are reflected below:

Members

WA Nairn (Chairman)

FB Arisman

TT Mboweni

Prof LW Nkuhlu

SM Pityana

All meetings of the committee are attended by the chief executive officer and executive vice president – human resources, except when their own remuneration or benefits are being discussed. The services of PricewaterhouseCoopers were retained to act as independent, expert advisers on executive remuneration.

Remuneration principles

The Remuneration Committee sets and monitors executive remuneration for the company and ensures that pay practices meet all legislative and governance requirements and operates according to the following terms of reference:

•	Aligning executive and management remuneration with the company’s performance and shareholder interest;
•	Setting remuneration standards which attract, retain and motivate a competent executive and management team;
•	Linking individual pay with operational and the company’s performance in relation to strategic objectives; and
•	Evaluating compensation of executives including approval of salary, equity and incentive based awards.

To support them in the delivery of these objectives the remuneration policy is designed to address each of these objectives. The following principles remain in place to support this delivery:

•	To align the behaviour and performance of the executives with the strategic goals, all incentive plans have performance criteria in place that align targets to shareholder interest;
•	To attract, retain and motivate executives of the requisite caliber, executive remuneration is benchmarked against a comparator group of global and South African mining and multinational companies;
•	A large portion of the executives’ pay is linked to the performance of the company and the creation of shareholder value; and
•

On-going evaluation of the executive pay elements led to the introduction of a cash-based retention scheme in 2008 with a three-year settlement period. This has not been renewed for the executives but rather the decision was taken to review the LTIP allocations in line with the outcomes of the market benchmarking exercises in 2011.

Through 2011 the following changes occurred to continue with the delivery of these principles:

•	Executive LTIP allocations were increased following the benchmarking review as follows:

	Previous maximum	Increased maximum
Designation	grant of basic salary	grant of basic salary
Chief executive officer	120%	160%
Executive directors	100%	140%
Executive management	80%	100%

•	The Remuneration Committee approved a revised Remuneration Policy that was communicated and ratified at the May 2011 annual general meeting; and
•

A review was done on the existing change of control conditions and although the decision has been made to leave them in place due to the current economic environment and on-going change in the market, the Remuneration Committee requested an alignment of executive vice president notice periods to six months and change of control practices now include payment triggers and aligned terms.

The Remuneration Committee is comfortable that these principles continue to support the delivery of its objectives.

Remuneration process

How we determine remuneration

Executive remuneration is structured to be competitive in a global market where growth and a scarcity in key talent and skills are an on-going dilemma, whilst still recognizing cost and shareholder value as key drivers in policy delivery. AngloGold Ashanti executives are benchmarked against an identified global group of competitors. AngloGold Ashanti’s size and complexity as well as each executive individual role and personal performance are reviewed annually against the benchmark group from a base pay, guaranteed pay and variable pay perspective. The benchmark survey for 2011 was completed by PricewaterhouseCoopers, using both benchmark data as well as data provided in remuneration reports of the identified comparator group. To ensure that the correct amount of rigour is placed on the process the Remuneration Committee went to tender for a bespoke survey for the 2012 benchmarking process and selected Global Remuneration Solutions in collaboration with Mercer for the executive pay review comparison to market.

Our salary benchmarks are targeted at the market median, however, where there is a shortage of specialist and/or key technical skills, higher than the benchmark median is paid, targeting the 75th percentile.

Annual increases for executives are effective on January 1, of each year.

Executives are remunerated on a principle of base pay plus benefits; medical coverage, retirement/pension and risk cover do however differ based on nationality, country legislation and historic offerings. All executives are members of a retirement fund.

Executive directors do not receive payment of directors fees or committee fees.

Retirement benefits/pension

Retirement benefits are granted to all executives. All new executives and employees receive retirement benefits under defined contribution plans. Legacy defined benefit plans remain in place for some executives. Contributions vary from those prescribed by the USA 401(k) defined contribution fund, to the legacy defined benefit plan.

EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT REMUNERATION

2011

All figures in $000(1)
M Cutifani	Full year		1 735	1 150	317	634	3 836	-	3 836
S Venkatakrishnan	Full year		1 074	609	163	411	2 257	-	2 257
Total executive directors (6)			2 809	1 759	480	1 045	6 093	-	6 093
Prescribed officers
I Boninelli	From November 1, 2011		103	323	11	1	438	-	438
CE Carter	Full year		704	332	75	201	1 312	353	1 665
RN Duffy	Full year		712	335	147	222	1 416	172	1 588
GJ Ehm(7)(9)	Full year		586	279	83	326	1 274	833	2 107
RW Largent	Full year		671	313	42	259	1 285	-	1 285
RL Lazare(7)(8)(9)	Full year		707	634	138	567	2 046	1 001	3 047
MP O’Hare	From June 1, 2011		357	287	71	534	1 249	284	1 533
AM O’Neill(7)	Full year		1 608	624	132	151	2 515	-	2 515
ME Sanz	From June 13, 2011		232	197	24	106	559	-	559
TML Setiloane		To August 31, 2011	388	161	42	197	788	-	788
YZ Simelane	Full year		440	194	83	23	740	720	1 460
Total Prescribed Officers			6 508	3 679	848	2 587	13 622	3 363	16 985
Total top executive management remuneration 2011			9 317	5 438	1 328	3 632	19 715	3 363	23 078

2010

($000)
M Cutifani	Full year	1,567	1,170	286	47	3,070	-	3,070
S Venkatakrishnan	Full year	961	681	179	303	2,124	-	2,124
Total executive directors (6)		2,528	1,851	465	350	5,194	-	5,194
Prescribed officers
I Boninelli	Appointed during 2011	-	-	-	-	-	-	-
CE Carter	Full year	633	351	59	182	1,225	-	1,225
RN Duffy	Full year	665	283	130	204	1,282	-	1,282
GJ Ehm(7)	Full year	391	315	65	133	904	-	904
RW Largent	Full year	529	353	40	217	1,139	-	1,139
RL Lazare(7)	Full year	626	338	109	254	1,327	409	1,736
MP O’Hare	Appointed during 2011	-	-	-	-	-	-	-
AM O’Neill(7)	Full year	1,209	545	269	117	2,140	-	2,140
ME Sanz	Appointed during 2011	-	-	-	-	-	-	-
TML Setiloane	Full year	548	233	58	162	1,001	456	1,457
YZ Simelane	Full year	409	199	66	4	678	389	1,067
Total Prescribed Officers		5,010	2,617	796	1,273	9,696	1,254	10,950
Total executive director and executive management remuneration 2010		7,538	4,468	1,261	1,623	14,890	1,254	16,144

(1)

Where directors’ compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollar using the following year-to-date average rate of exchange R7.2569:$ (2010: R7.3028:$).

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
(6)

Pursuant to the Companies Act of 2008 (as amended), which came into effect on May 1, 2011, companies are required to identify and disclose the remuneration, including options/awards granted in terms of the share incentive scheme, for the prescribed officers of the company.

(7)	Pursuant to King III, companies are required to disclose the remuneration of the top three earners in the company.
(8)	Performance-related payments include cash payments in lieu of shares pending retirement.
(9)	Other benefits and encashed leave includes an adjustment to performance bonus relating to the 2010 financial year.

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

At the annual general meeting of shareholders held on May 11, 2011, shareholders approved an increase to the fees payable to non-executive directors.

The increases as approved by shareholders are shown below:

1.1	Non-Executive Directors’ fees for six board meetings per annum

1.1	Board Meetings	Fees to May 31, 2011 per annum	Fees from June 1, 2011 per annum
1.1.1	South African resident Chairman	R1,520,300	R1,672,330
1.1.2	South African resident Deputy Chairman	R650,000	R747,500
1.1.3	South African resident directors	R270,000	R310,500
1.1.4	Non-South African resident directors who are resident in Africa	US$33,750	US$42,188
1.1.5	Non-South African resident directors who are resident in jurisdictions other than Africa	US$60,000	US$66,000

1.2	Allowance for attendance by non-executive directors at additional board meetings

Each non-executive director will be entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum, as follows:

1.2	Additional Board Meetings	Fees to May 31, 2011 per meeting	Fees from June 1, 2011 per meeting
1.2.1	South African resident Chairman	R78,000	R85,800
1.2.2	South African resident Deputy Chairman	R32,400	R37,260
1.2.3	South African resident directors	R16,000	R18,400
1.2.4	Non-South African resident directors who are resident in Africa	US$2,000	US$2,500
1.2.5	Non-South African resident directors who are resident in jurisdictions other than Africa	US$3,000	US$3,300

1.3	Travel allowance to be paid to non-executive directors who travel from outside South Africa to attend board meetings

Each non-executive director who is not in South Africa and who travels to attend board meetings will be entitled to receive a travel allowance on the basis set out below. In addition to the travel allowance payable, the company will cover all accommodation and sundry costs. The travel allowance for directors outside South Africa who attend board meetings is as follows:

1.3	Additional Board Meetings	Fees to May 31, 2011 per meeting	Fees from June 1, 2011 per meeting
1.3.1	South African resident directors	Rnil	Rnil
1.3.2	Non-South African resident who are resident in Africa	US$6,000	US$7,500
1.3.3	Non-South African resident directors who are resident in jurisdictions other than Africa	US$8,000	US$8,800

2.1	Board committee fees payable to non-executive directors

The fee paid to each non-executive director in respect of such director’s membership of a committee of the board is as follows:

2.1	Board Committee Meetings	Fees to May 31, 2011 per annum	Fees from June 1, 2011 per annum
Audit and Corporate Governance Committee
2.1.1	Chairman - South African resident	R160,000	R184,000
2.1.2	Member - South African resident	R135,000	R155,250
2.1.3	Member - Non-South African resident who are resident in Africa	US$16,875	US$21,094
2.1.4	Member - Non-South African resident who are resident in jurisdictions other than Africa	US$25,315	US$27,847

Other Committees (being Investment, Remuneration, Safety, Health and Sustainable Development, Transformation and Human Resource Development, Risk and Information Integrity and such other committees of the board as may be established from time to time)

2.1.5	Chairman – South African resident	R130,000	R149,500
2.1.6	Chairman – Non-South African resident who is resident in Africa	US$16,250	US$20,313
2.1.7	Chairman – Non-South African resident who are resident in jurisdictions other than Africa	US$25,000	US$27,500
2.1.8	Member – South African resident	R110,000	R126,500
2.1.9	Member – Non-South African resident who is resident in Africa	US$13,750	US$17,188
2.1.10	Member – Non-South African resident who is resident in jurisdictions other than Africa	US$20,000	US$22,000

2.2	Fees payable to non-executive directors in respect of their attendance at meetings of committees of the board which meet on an ad hoc basis

Each non-executive director will be entitled to an allowance for each board committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including, the Financial Analysis committee, the Party Political Donations committee, the Nominations committee and any special purpose committee established by the board as follows:

2.2	Board Committee and Special Purpose Committee	Fees to May 31, 2011 per meeting	Fees from June 1, 2011 per meeting
2.2.1	South African resident directors	R16,200	R18,630
2.2.2	Non-South African resident who are resident in Africa	US$2,025	US$2,531
2.2.3	Non-South African resident directors who are resident in jurisdictions other than Africa	US$3,000	US$3,300

NON-EXECUTIVE DIRECTORS’ REMUNERATION

			2011				2010
All figures stated to the nearest $000(1)	Appointment		Directors’ fees(3)	Com- mittee fees	Travel	Total	Directors’ fees(3)	Com- mittee fees	Travel	Total
	From(2)	To(2)
T TMboweni (Chairman)	June 1, 10		245	57	–	302	121	14	–	136
RP Edey		May 7, 10	–	–	–	–	114	30	20	164
Dr TJ Motlatsi		Feb 17, 11	22	14	–	36	86	51	–	137
FB Arisman			76	132	50	258	51	86	32	169
R Gasant	Aug 12, 10		50	52	–	102	15	16	–	31
NP January-Bardill	Oct 1, 11		11	6	–	17	–	–	–	–
WA Nairn			45	101	–	146	36	58	–	94
Prof LW Nkuhlu			50	85	–	135	36	67	–	103
F Ohene-Kena	June 1, 10		41	43	27	111	19	15	11	45
SM Pityana			43	95	–	138	36	73	–	109
Total – non-executive directors			583	585	77	1,245	514	410	63	987

(1)

Where non-executive directors’ compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollars using the following yearly average rate of exchange: 2011: R7.2569:$1 and 2010: R7.3028:$1.

(2)	Fees are disclosed only for the period from or to which, office is held.
(3)

At the annual general meeting of shareholders held on May 11, 2011 shareholders approved an increase in directors’ fees with effect from June 1, 2011. Director’s fees for committees may vary depending on the number of committees on which the non-executive director is a member and whether he/she is chairman or a member of the committee.

Rounding may result in computational differences.

6C.	BOARD PRACTICES

The Board of Directors

The strategic leadership of AngloGold Ashanti is the responsibility of a unitary board, comprising two executive directors and eight independent non-executive directors as at 31 December 2011. Post year-end, another independent non-executive director, Mr RJ Ruston, was appointed. The board has delegated some of its responsibilities to its subcommittees but reserves certain areas of responsibility solely for itself.

The following movements to the board of directors took place during the period from January 1, 2011 to December 31, 2011 and subsequent to year-end.

Executive directors

There were no changes to the executive directorate during the year under review.

Non-executive directors

Dr TJ Motlatsi retired from the board on February 17, 2011.

Ms NP January-Bardill was appointed as a member of the board with effect from October 1, 2011 and as a member of the Audit and Corporate Governance Committee with effect from November 2, 2011.

Mr RJ Ruston was appointed as a member of the board with effect from January 1, 2012.

The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are, Prof LW Nkuhlu and Mr WA Nairn. Both Prof Nkuhlu and Mr Nairn have made themselves available for re-election at the annual general meeting to be held on May 10, 2012.

Ms NP January-Bardill and Mr RJ Ruston, who were appointed as directors on October 1, 2011 and January 1, 2012 respectively, will retire at the annual general meeting but offer themselves for election.

In terms of the company’s memorandum of incorporation, there is no mandatory retirement age for non-executive directors. Non-executive directors do not hold service contracts with the company.

Appointment of directors

The board is authorised by the company’s Memorandum of Incorporation to appoint new directors based on recommendations by the Nominations Committee. Newly appointed directors are required to retire at the next annual general meeting following their appointment and stand for election by shareholders. Eligibility for appointment as a director is guided by the Director’s Fit and Proper Standards Policy, requirements of the Companies Act of 2008, King III and best practice.

Non-executive directors receive fees for their services as directors which are approved by shareholders at annual general meetings. Non-executive directors do not participate in the company’s share incentive scheme.

Executive directors have contracts of employment with the company.

Executive Committee

Day-to-day management of the group’s affairs is vested in the Executive Committee, which is chaired by the Chief Executive Officer and comprises 12 members, four of whom head the regional operations. The committee’s work is supported by country and regional management teams. During the year under review, three new members, Mike O’Hare, Ria Sanz and Italia Boninelli, were appointed to the committee.

The committee met monthly to discuss operational matters and review the programs and activities being implemented to advance the achievement of the set of strategic goals on safety, asset portfolio-, financial-, people- and environmental management as well as stakeholder engagement.

Prescribed officers

In terms of Section 66(10) together with regulation 38 of the Companies Act of 2008, AngloGold Ashanti has determined that all members of the Executive Committee are prescribed officers.

Service contracts

An annual review is done of executive director and executive management service contracts. The change of control payments and conditions are subject to the following triggers:

If AngloGold Ashanti becomes a subsidiary of another company; or substantially all of the businesses, assets and undertakings of AngloGold Ashanti become owned by any person, firm or company; or a number of shareholders holding less than 35 percent of the company’s issued share capital act in concert to gain a majority of the board and force changes in the management of the company; and as a consequence of this the Executive Committee member’s employment is terminated as a result of an involuntary termination or the committee member’s role is significantly diminished and employment conditions are reduced.

In 2011, the notice periods and change of control clauses were aligned as per the table below:

Executive committee member	Payment in lieu of notice period	Change of control
Chief executive officer	12 months	12 months
Chief financial officer	9 months	9 months
Executive Committee members	6 months	6 months

Non-executive directors do not hold service contracts with the company. Executive directors do not receive payment of directors’ fees or committee fees.

Board activities in 2011

Outside of meeting on a collective basis, individual board members, especially the chairman of the board, the chairman of the Audit and Corporate Governance Committee and the chairmen of the other board committees, actively and continuously engage with management and other stakeholders on important matters, thereby enabling the board to provide the required strategic leadership.

The following are some key actions and programs undertaken and implemented by the board in 2011 in fulfilling its functions and responsibilities regarding strategic oversight:

•	Discussed and approved management’s budget proposals for the 2012 financial year;
•	Evaluated and approved management’s five-year strategic proposals;
•	Examined ways of improving long-term value to shareholders;
•	Discussed and approved, capital expenditure proposals submitted by management on a quarterly basis;
•	Reviewed and approved an enterprise resource planning (ERP) project for the group;
•	Approved the Group Information Technology Strategic Plan;
•	Visited various mines and exploration sites to observe and acquire a better understanding of the operations;
•	Accessed the skills set of the board which resulted in the appointment of two new independent non-executive directors;
•	Reviewed composition of and restructured committees to enhance skills set and improve effectiveness of discussions;
•	Reviewed the independence of each non-executive director in accordance with policy and best practice guidelines;
•	Approved a formal role description for the chairman of the board;
•	Approved an Alternative Dispute Resolution Policy in accordance with recommendations of King III; and
•	Considered the necessary information to provide an assessment of internal controls.

Board committees

The board has established and delegated specific roles and responsibilities to ten standing committees, including the Executive Committee, to assist it in discharging its duties and responsibilities. The terms of reference of each committee are approved by the board and reviewed annually or as necessary.

All committees, except the Executive Committee, are chaired by independent non-executive directors and the following committees comprise non-executive directors only – Audit and Corporate Governance, Nominations, Remuneration and Financial Analysis.

All committees meet quarterly in accordance with their terms of reference, except the Party Political Donations, Nominations and Financial Analysis committees which meet on a need-to basis. Members of the Executive Committee and other management attend meetings of the various committees as and when required. During 2011, all committees held the minimum number of meetings as required and discharged their duties as prescribed by the respective terms of reference.

The Party Political Donations Committee did not meet during 2011.

Attendance at meetings by directors

Director	Board	Audcom	Remcom	R&II	Nomcom	SHSD	THRC	INVCOM	FACOM
TT Mboweni	8/8	–	4/4	–	4/4	–	3/3	4/4	1/1
Dr TJ Motlatsi+	2/2	–	1/1	–	1/1	1/1	1/1	–	–
FB Arisman	§8/8	6/6	4/4	4/4	4/4	4/4	–	4/4	1/1
M Cutifani	§8/8	–	–	4/4	–	4/4	4/4	4/4	–
R Gasant	§8/8	6/6	–	4/4	4/4	–	–	–	1/1
NP January-Bardill*	2/2	1/1	–	–	1/1	–	–	–	–
WA Nairn	§7/8	–	2/3	4/4	3/4	4/4	4/4	4/4	–
Prof LW Nkuhlu	§8/8	6/6	4/4	4/4	4/4	4/4	–	–	1/1
F Ohene-Kena	6/8	–	–	–	4/4	4/4	4/4	–	–
SM Pityana	7/8	–	4/4	4/4	4/4	4/4	4/4	4/4	R
S Venkatakrishnan	§8/8	–	–	4/4	–	–	–	4/4	–

+ Retired February 17, 2011             * Appointed on October 1, 2011 and to Audcom on November 2, 2011             R – Recused

§ Attended two sub-committee meetings.

Key
Audcom:	Audit and Corporate Governance Committee
Remcom:	Remuneration Committee
R&II:	Risk and Information Integrity Committee
Nomcom:	Nominations Committee
SHSD:	Safety, Health and Sustainable Development Committee
THRC:	Transformation and Human Resources Development Committee
INVCOM:	Investment Committee
FACOM:	Financial Analysis Committee

Audit and Corporate Governance Committee

In accordance with best practice recommendations of King III and the Sarbanes-Oxley Act of the United States, membership of this committee comprises four independent non-executive directors. Several members of the executive team and management, including the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer, the Group Internal Auditor, Financial Controllers at the regional operations as well as the external auditors attended the committee’s quarterly meetings. Members of the committee regularly engage with key members of the financial management team for discussion on matters relevant to the committee’s role.

Pursuant to the Companies Act of 2008, King III and best practice, the committee, amongst others:

•	Reviewed and approved the external auditors’ fees and the integrated audit plan for the 2011 financial year;
•	Reviewed the performance of the external auditors and recommended their reappointment;
•	Considered, and pre-approved, on a quarterly basis, non-audit services provided by all external auditors to the group;
•	Reviewed the independence of the external audit team and audit partner and concluded that they were independent for the 2011 audit year;
•	Reviewed the 2010 annual reports and 2011 quarterly reports on behalf of the board.
•	Received and reviewed, on a quarterly basis, the use of the company’s whistle-blowing facility and advised on ways to enhance its use;
•	Reviewed, on a quarterly basis, submissions by management on the state of the group’s financial affairs, internal control environment and auditing and reporting thereof to the board;
•	Reviewed the expertise, resources and experience of the finance function and the Chief Financial Officer;
•	Monitored implementation of recommendations on audit findings;
•	Monitored the activities of the group’s internal audit function and also ensured that it was sufficiently resourced to discharge its duties;
•	Reviewed and approved a combined assurance framework and an integrated audit process;
•	Monitored, on behalf of the board, application of the principles of King III and compliance with the requirements of the Companies Act of 2008;

•	Received a briefing from a legal firm on the requirements of the Companies Act of 2008 so as to enable it to effectively advise on and monitor implementation of the Act by management;
•

Monitored developments in IFRS and US GAAP accounting standards through regular updates from management and a formal training session, with the main objective of ensuring that the company’s accounting practices complied with relevant standards;

•	Received quarterly briefings and updates on the roll-out of the Code of Business Principles and Ethics and matters relating to compliance;
•	Received and reviewed on a quarterly basis, reports on major litigations and disputed cases so as to assess their likely outcome and their potential financial and other impact on the group; and
•	Assisted and advised management to develop a legal and regulatory framework to monitor compliance with relevant laws and regulations.

Risk and Information Integrity Committee

This committee which was established in August 2010, held its first meeting in November 2010 and became fully operational during 2011. The committee was established to not only comply with the recommendations of King III but also to improve the management of risk and information technology which are important tools for the achievement of business objectives.

Below are the salient matters deliberated on by the committee during 2011.

Risk management: The board has ultimate responsibility for the group’s risk management and exercised its oversight responsibilities through the Risk and Information Integrity (R&II) Committee. Major risk management oversight responsibilities that took place during 2011 included the following:

•

The committee guided management in the implementation of its 2011 risk management plan. At its meeting held in November 2011, achievements under the plan were assessed against set objectives and a significant improvement in risk management as noted; and

•

The Risk Management Plan for 2012, developed in line with the recommendations of King III on risk management and the terms of reference of the committee and which set out the activities of the risk management team for 2012, was reviewed and approved.

Information technology: Information technology is core to AngloGold Ashanti’s strategic business planning and execution. Information Technology matters have therefore become a strategic focus for the board as a business imperative as well as an application of best practice recommendations by King III.

A major development in Information Technology Management in 2011 was the approval of an enterprise resource planning project. The main objective of the project is to remove the unacceptable high level risk from obsolete information systems, improve the group’s decision-making capability through a uniform information system throughout the organization and support ongoing organizational improvement initiatives. It will create a new information systems environment that is world class to support the vision of AngloGold Ashanti to be the leading mining company. Other major information technology improvement activities that took place in 2011 included the following:

•	A Chief Information Officer was employed in August 2011 to strengthen information technology management;
•

An information technology plan for the AngloGold Ashanti group was considered by the committee and, based on its recommendations, was approved by the board on November 7, 2011. The plan will guide the implementation of information technology programs; and

•

An international best practice information technology governance framework and the control objectives for information technology (CoBIT), which contain a comprehensive set of IT processes and a measurement framework for measuring the maturity of those processes within a company, were adopted by the group.

Business insurance: Business insurance is a critical component of risk management in AngloGold Ashanti. The R&II committee assumed oversight responsibility for insurance matters during 2011. It reviewed the group’s insurance policies for 2011/2012 insurance year to ensure that adequate cover for the company’s assets and employees was in place.

In order to ensure that its insurance is effectively and efficiently managed, AngloGold Ashanti established AGRe Insurance Company Limited, an in-house South African registered captive insurance company in 2002, with a branch in Switzerland.

Safety, Health and Sustainable Development Committee

In accordance with its mandate, the Safety, Health and Sustainable Development (SHSD) committee played an active role in advising and monitoring the group’s performance on safety, health, the environment, the nature and level of interactions with the communities in which the company operates and security issues around its operations, with due emphasis on practices that conform with the company’s values on sustainable development.

Safety remains AngloGold Ashanti’s first value and continues to form a key component of management’s operational deliverables.

During 2011, the main focus of the committee’s deliberations was the implementation of safety targets under the safety improvement initiative and safety transformation. The committee also reviewed strategies to improve the health and well-being of employees and their families especially in relation to HIV/AIDs and malaria. Illegal mining continued to raise concerns across the company’s operations, especially in West Africa. The committee is addressing these concerns with a view to finding alternative and sustainable solutions to improve the socio-economic standards of the communities.

The issues deliberated on at the committee’s meetings during 2011 are reported on in various sections of this report.

Transformation and Human Resources Development Committee

AngloGold Ashanti subscribes to the South African government’s initiatives on social transformation and the labor localisation policies of other operational jurisdictions.

The Transformation and Human Resources Development (THRC) Committee has been mandated by the board to oversee compliance with these laws and to guide the development and implementation of policies to develop the skills and talents of employees groupwide, and to support the achievement of social transformation and localisation targets.

Remuneration Committee

In accordance with its mandate, the Remuneration Committee oversees matters relating to the remuneration of executive directors and the executive management and considered issues relating to competitive and equitable remuneration.

Nominations Committee

During the year under review, the Nominations Committee assessed the skills mix of the board as well as the outcomes of the 2010 annual self-performance evaluation of the board. It recommended a review of the structures of some of the board sub-committees and the appointment of two new independent non-executive directors.

Investment Committee

This committee deliberated on matters pertaining to the company’s strategic plans as they relate to the management of its asset portfolio. It debated several investment proposals, made appropriate recommendations to the board and monitored the management of approved projects to ensure these complied with project specifications.

Financial Analysis Committee

In line with AngloGold Ashanti’s policy of maintaining healthy stakeholder relationships at all times, the company responded to a request by the unions in South Africa to restructure the Black Economic Empowerment (BEE) transaction that was implemented in 2006 but which failed to deliver the expected value to employees. In April 2011, the Financial Analysis Committee examined the proposed restructured BEE transaction and, based on its recommendations, the board approved the transaction which was presented to, and approved by shareholders on May 11, 2011.

Organizational improvement projects

Embedding of the main organizational improvement initiative, Project ONE, which incorporates the Business Process Framework (BPF) and the Systems for People (SP), continued throughout the organization. Tangible and positive results are being recorded in several areas of the group’s operations.

6D.	EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last 3 financial years was:

	2011	2010	2009
South Africa	32,082	35,660	37,425
Continental Africa	16,539	15,761	15,267
Australasia	509	494	1,776
Americas	7,389	6,582	5,884
Other, including corporate and non-gold producing subsidiaries	4,723	3,549	3,012
Total	61,242	62,046	63,364

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

Approximately 81 percent of AngloGold Ashanti’s full-time employees are either members of a union or are catered for through collective bargaining agreements. Exceptions are the United States and Australia, where employees are not members of unions, but where a high degree of employee participation in wage discussions is encouraged. Wage settlements are specific to each jurisdiction in which AngloGold Ashanti operates and the company’s approach is to ensure that agreements are fair but realistic, taking into account the local economic context and the impact of any settlement on the long-term viability of the business.

High levels of unionization occur at operations in South Africa, Brazil, Argentina and areas of West Africa. In Tanzania, although employees are free to join unions and management liaises regularly with unions represented, no single union has reached the minimum number of members required to be officially recognized as representative for purposes of collective bargaining.

In South Africa, a two-year wage settlement was reached in August 2011 effective July 1, 2011.

In Ghana and Guinea, settlements were reached without the loss of production. However, the negotiation processes were protracted and several months were required to reach agreement.

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

The collective bargaining agreement that applies to the company’s employees at Cerro Vanguardia in Argentina is due to expire in May 2012. The trade unions have requested significant salary increases. The company and the unions have entered into a transitional agreement that provides for an average salary increase across all wage categories of approximately 17 percent and expect to negotiate a final salary increase in connection with the new collective bargaining agreement. The company may not be able to renegotiate this agreement on satisfactory terms when it expires. In particular, the new agreement may result in significantly higher labor costs for the company’s Argentine operations. The unions may also resort to industrial action in connection with the renegotiation of the agreement.

The group is committed to upholding the basic labor rights as expressed in the International Labour Organization (ILO) instruments and as implemented through specific practices in the countries where AngloGold Ashanti operates.

In support of these rights, AngloGold Ashanti concluded the ‘Agreement on the Promotion and Implementation of Good Human and Labour Relations in AngloGold Ashanti Operations Worldwide’ with the International Federation of Chemical, Energy, Mine and General Worker’s Unions (ICEM) in April 2009. The agreement reflects all the elements of AngloGold Ashanti’s human resources and labor relations practice as well as the requirements for sound and fair labour practice in accordance with the South African Labour Relations Act. The principles of the agreement are integrated into regional human resources management policies and practices where appropriate.

6E.	SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the company at December 31, 2011 which did not individually exceed 1 percent of the company’s issued ordinary share capital, were:

	Beneficial		Beneficial
	Direct	Indirect	Direct	Indirect

	December 31, 2011		December 31, 2010

Non-executive directors
FB Arisman	-	4,984	-	4,984
LW Nkuhlu	-	800	-	800

Total	-	5,784	-	5,784

Executive directors
M Cutifani	10,000	-	10,000	-
S Venkatakrishnan	10,351	-	10,351	-

Total	20,351	-	20,351	-

Prescribed officers
AM O’Neill	-	7,000	-	7,000
CE Carter	7,037	-	7,000	-

	7,037	7,000	7,000	7,000

Grand total	27,388	12,784	27,351	12,784

Other than CE Carter who sold 1,231 shares during December 2011, which settled in January 2012, there has been no further change in the above interests since December 31, 2011. A register detailing directors and prescribed officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

SHARE OWNERSHIP OF EXECUTIVE OFFICERS/EXECUTIVE MANAGEMENT

Under the Listings Requirements of the JSE, AngloGold Ashanti is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers/executive management in the share capital of AngloGold Ashanti. However, to the best of its knowledge, AngloGold Ashanti believes that AngloGold Ashanti ordinary shares held by executive officers, in aggregate, do not exceed 1 percent of the company’s issued ordinary share capital.

DIRECTORS’ INTERESTS IN E ORDINARY SHARES

SM Pityana, an independent non-executive director of AngloGold Ashanti, has an indirect beneficial holding in the company given that he is a Trustee and beneficiary of a trust which holds a 44 percent interest in Izingwe Holdings, the company’s BEE partner. SM Pityana is the Executive Chairman of Izingwe Holdings. As at December 31, 2011, Izingwe Holdings held 1,050,000 E ordinary shares in the issued capital of the company (December 31, 2010: 1,120,000 E ordinary shares). This holding is unchanged at the date of this report.

SHARE OWNERSHIP OF EMPLOYEES

At a general meeting of shareholders held on December 11, 2006, members approved the creation of 4,280,000 E ordinary shares of 25 South African cents pursuant to an employee share ownership plan for the benefit of certain AngloGold Ashanti employees, of which the majority are historically disadvantaged South Africans as defined in the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry. For details on the E ordinary share capital, see “Item 7: Shareholders and related party transactions – E Ordinary shares”.

At a general meeting held on May 11, 2011, shareholders approved an amendment to the BEE transaction authorising an additional issue of 48,923 ordinary shares to be made to the ESOP and the reinstatement of lapsed E ordinary shares to be made. The amendment also revised changes to the vesting criteria and duration of the scheme.

On June 9, 2011, a total of 1,329,164 E ordinary shares were reinstated.

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

At the annual general meeting held on May 7, 2010, shareholders authorized that 17,000,000 shares may be allocated for the purposes of the scheme. Prior to this authorization, the maximum number of shares attributable to the scheme was 2.75 percent of the total number of ordinary shares in issue from time to time. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the shares attributable to the scheme or 850,000 ordinary shares per employee could be issued in aggregate (2010: 850,000).

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest caliber. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees. These are collectively known as the “AngloGold Share Incentive Scheme” or “share incentive scheme”.

Although the Remuneration Committee has the discretion to incentivize employees through the issue of shares, only options or rights have so far been granted.

The type and vesting criteria of the options or rights granted are:

Time-related

The granting of time-related options was approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the annual general meeting held on April 30, 2002, when it was agreed that no further time-related options would be granted. All time-related options granted have vested and have been exercised in full.

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

Bonus Share Plan (BSP)

The granting of awards in terms of the BSP was approved by shareholders at the annual general meeting held on April 29, 2005 and amended at the general meeting held on May 6, 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive vice presidents and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting date. In respect of awards granted in 2008 and onwards, the vesting period has been shortened to 40 percent in year one and 60 percent in year two from the date of grant or, in the event that the exercising of awards only takes place in year three, then 120 percent of awards granted will be available for exercising.

Long-Term Incentive Plan (LTIP)

The granting of awards in terms of the LTIP was approved by shareholders at the annual general meeting held on April 29, 2005. Executive directors, executive vice presidents and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets, under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, occurs which may result in an earlier vesting date.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to December 31, 2011 and subsequent to year-end are set out in the table below.

Number of options and awards granted

	Balance at January 1, 2011	Granted during 2011	Exercised during 2011	Pre-tax gains on share options exercised (R’000)	Lapsed during 2011	Balance as at December 31, 2011(3)
Executive Directors
M Cutifani	177,821	86,789	-	-	6,400	258,210
S Venkatakrishnan	117,020	47,943	-	-	3,997	160,966
	294,841	134,732	-	-	10,397	419,176
Prescribed officers (1)
I Boninelli	-	8,568	-	-	-	8,568
CE Carter	69,089	23,300	14,011	2,562	1,751	76,627
RN Duffy	75,595	21,950	10,400	1,246	1,751	85,394
GJ Ehm	53,616	18,702	21,989	6,042	1,484	48,845
RW Largent	67,229	22,730	-	-	1,628	88,331
RL Lazare(2)	72,894	-	29,279	7,261	2,042	41,573
MP O’Hare(4)	58,268	12,852	15,617	2,060	1,222	54,281
AM O’Neill	69,413	41,528	-	-	2,397	108,544
ME Sanz	-	8,406	-	-	-	8,406
TML Setiloane(5)	44,836	5,357	-	-	1,751	48,442
YZ Simelane	39,239	12,085	17,856	5,227	1,460	32,008
	550,179	175,478	109,152	24,398	15,486	601,019
Other management	2,699,736	1,196,942	780,441	229,530	157,850	2,958,387
Total share incentive scheme	3,544,756	1,507,152	889,593	253,928	183,733	3,978,582(6)

(1)	Pursuant to the Companies Act of 2008 (as amended), which came into effect on May 1, 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.
(2)	Cash in lieu of awards pending retirement.
(3)	The latest expiry date of all options/awards granted and outstanding at December 31, 2011, is February 21, 2021.
(4)

Mike O’Hare was appointed to the Executive Committee with effect from June 1, 2011 and as a result of this change, 58,268 options/awards, which were previously reflected in the closing balance of “Other management”, are now reflected in the opening balance of “Prescribed officers”.

(5)	No longer a prescribed officer with effect from August 31, 2011.
(6)	Of the 3,978,582 options/awards granted and outstanding at December 31, 2011, 1,143,194 options/awards are fully vested.

Awards granted since 2005 have been granted at nil cost to participants.

No options/awards have been exercised by executive directors and prescribed officer subsequent to year-end.

Non-executive directors are not eligible to participate in the share incentive scheme.

Awards granted in respect of the previous year’s financial results:

Number of awards issued in	Total(1) 2012	Total(1) 2011	Total(1) 2010
Executive Directors
M Cutifani	112,183	86,789	77,694
S Venkatakrishnan	52,176	47,943	40,617
Total executive directors	164,359	134,732	118,311
Prescribed officers
I Boninelli	21,590	8,568	-
CE Carter	25,507	23,300	19,448
RN Duffy	27,790	21,950	20,298
GJ Ehm	22,286	18,702	16,307
RW Largent	26,083	22,730	21,685
RL Lazare	1,901	-	20,280
MP O’Hare	22,809	12,852	-
AM O’Neill	45,512	41,528	19,322
ME Sanz	13,387	8,406	-
TML Setiloane	1,263	5,357	16,786
YZ Simelane	13,350	12,085	8,747
Total prescribed officers	221,478	175,478	142,873
Total awards to executive management	385,837	310,210	261,184

(1)	Includes awards granted in respect of the 20 percent top-up for the 2008 and 2009 BSP awards.

Number of time-related, performance-related, BSP and LTIP awards granted

As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the period January 1, 2011 to January 31, 2012 is as follows:

	Time- related	Perfor- mance related	Bonus Share Plan(1)	Long- Term Incentive Plan(1)	Total Share Incentive Scheme	Total shares issued
At January 1, 2011	641	391,932	1,552,493	1,599,690	3,544,756	6,923,831
Movement during year
– Granted	-	-	820,847	686,305	1,507,152
– Exercised	(641)	(220,788)	(466,849)	(201,315)	(889,593)	889,593
– Lapsed – terminations	-	-	(81,113)	(102,620)	(183,733)
At December 31, 2011	-	171,144	1,825,378	1,982,060	3,978,582	7,813,424
Average exercise/issue price per share outstanding	-	R231.98	R306.43	R302.69	R301.36
Subsequent to year-end
– Granted	-	-	-	-	-
– Exercised	-	(3,740)	(4,963)	(2,003)	(10,706)	10,706
– Lapsed – terminations	-	-	-	-	-
At January 31, 2012	-	167,404	1,820,415	1,980,057	3,967,876	7,824,130

(1)	BSP and LTIP awards granted at nil cost to participants.

Effective October 15, 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes) of the Listings Requirements. AngloGold Ashanti is required to amend the terms of its Share Incentive Scheme by obtaining shareholder approval to amend the total number of shares attributable to the share incentive scheme, from 2.75 percent of issued share capital from time to time, to a fixed number of shares that may be issued to the scheme. Although the amendment only had to be in place by January 1, 2011, AngloGold Ashanti sought and obtained shareholder approval at the annual general meeting held on May 7, 2010 authorizing the directors to issue up to 17,000,000 shares, which was management’s estimate of options/awards to be granted over a three-year period, including options/awards granted and outstanding as at December 31, 2010. The total number of options/awards that may be issued in aggregate to any one participant to the scheme will remain at 5 percent of the total number of shares attributable to the scheme.

Also effective October 15, 2008, the recycling of options/awards that have vested and which have been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued in terms of the share incentive scheme, as affected by this Listings Requirements rule change:

Details	Options/Awards
Total number of options/awards attributable to the scheme at December 31, 2011	17,000,000
Less:
– Total number of options/awards granted and outstanding at December 31, 2011	(3,978,582)
– Total number of options/awards exercised:
– During the period October 15, to December 31, 2008	(101,013)
– During the period January 1 to December 31, 2009	(1,131,916)
– During the period January 1 to December 31, 2010	(823,411)
– During the period January 1 to December 31, 2011	(889,593)
Total options/awards available but unissued at December 31, 2011	10,075,485

ITEM 7: SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

OVERVIEW

DESCRIPTION OF ANGLOGOLD ASHANTI’S SHARE CAPITAL

AngloGold Ashanti’s share capital consists of four classes of stock:

•	Ordinary shares, par value 25 South African cents each (the “ordinary shares”);
•	E-Ordinary shares, par value 25 South African cents each (the “E-ordinary shares”);
•	A redeemable preference shares, par value 50 South African cents each (the “A preference shares”); and
•	B redeemable preference shares, par value 1 South African cent each (the “B preference shares”).

The authorized and issued share capital of AngloGold at December 31, 2011, is set out below:

Title of class	Authorized	Issued

Ordinary shares	600,000,000	382,242,343
E-Ordinary shares	4,280,000	2,582,962
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896

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

The following are the movements in the ordinary issued share capital at December 31:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2011		2010		2009

At January 1	381,204,080	95,301,020	362,240,669	90,560,167	353,483,410	88,370,853
Issued during the year:
- Equity offering to fund the initial 35 percent interest in the Kibali gold project	–	–	–	–	7,624,162	1,906,041
- Equity raising – proceeds used to part fund the hedge elimination	–	–	18,140,000	4,535,000	–	–
- Bokamoso ESOP on conversion of E ordinary shares	60,695	15,174	–	–	1,181	295
- Izingwe on conversion of E ordinary shares	39,052	9,763	–	–	–	–
- BEE transaction (as approved by shareholders on May 11, 2011) Bokamoso ESOP	48,923	12,230	–	–	–	–
- Exercise of options by participants in the AngloGold share Incentive Scheme	889,593	222,398	823,411	205,853	1,131,916	282,979
	382,242,343	95,560,585	381,204,080	95,301,020	362,240,669	90,560,167

During the period January 1, 2012 to and including April 16, 2012, 168,621 ordinary shares were issued at an average issue price of R330.84 per share, resulting in 382,410,964 ordinary shares being in issue at April 16, 2012. Of the 168,621 ordinary shares issued during the period January 1, 2012 to and including April 16, 2012, 2,269 ordinary shares were issued on conversion and cancellation of 19,190 E ordinary shares in accordance with the applicable conversion formula.

E ordinary shares

The following are the movements in the E ordinary issued share capital at December 31:

		Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
		2011		2010		2009

At January 1		2,806,126	701,531	3,794,998	948,749	3,966,941	991,735
Reinstated		1,329,164	332,291
Issued during the year:
-	Cancelled in exchange for ordinary shares in terms of the cancellation formula	(1,552,328)	(388,082)	(988,872)	(247,218)	(171,943)	(42,986)
		2,582,962	645,740	2,806,126	701,531	3,794,998	948,749

On December 11, 2006, shareholders in general meeting authorized the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a Black Economic Empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) – (collectively, the BEE transaction).

At a general meeting held on May 11, 2011, shareholders approved an amendment to the BEE transaction authorizing an additional issue of 48,923 ordinary shares to be made to the ESOP and the reinstatement of lapsed E ordinary shares to be made to the ESOP (to a maximum of 810,634 E ordinary shares) and to Izingwe (560,000 E ordinary shares). The amendment also revised the vesting criteria and duration of the scheme.

On June 9, 2011, a total of 1,329,164 E ordinary shares were reinstated, of which 769,164 E ordinary shares were reinstated in respect of the ESOP and 560,000 E ordinary shares were reinstated in respect of Izingwe.

In terms of the original authority granted by shareholders in 2006, on vesting, E ordinary shares were cancelled in exchange for ordinary shares in accordance with the cancellation formula.

E ordinary share capital amounting to R51,842,313 in respect of 688,332 vested, unconverted and cancelled E ordinary shares, was transferred to ordinary share premium during 2011. Prior to the amendment of the BEE transaction E ordinary shares did not convert to ordinary shares where the market price of an AngloGold Ashanti ordinary share was less than the strike price of the E ordinary share as calculated in accordance with the cancellation formula.

In addition to the reinstatement of cancelled E ordinary shares, shareholders approved an amendment to the cancellation formula through the resetting of the strike price. Participants to the ESOP and Izingwe are now guaranteed a minimum conversion price of R40 per E ordinary share with a maximum of R90 per E ordinary share for the ESOP and R70 per E ordinary share for Izingwe from a base price of R320 and R330 per share, respectively.

E ordinary shareholders are entitled to vote at all ordinary shareholder meetings. However, they do not hold a veto right.

Dividends are payable on E ordinary shares, in an amount equal to 50 percent of dividends payable to ordinary shareholders. The residual 50 percent of the dividend payable is taken into account in determining the cancellation formula.

E ordinary shares which vest and are exchanged for ordinary shares are cancelled and may not be re-issued. Therefore, they do not form part of the unissued share capital of the company.

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

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5 percent of the ordinary issued share capital of the company:

Ordinary shares held at	December 31, 2011		December 31, 2010		December 31, 2009
Shareholder*	Number of Shares	% Voting Rights	Number of Shares	% Voting Rights	Number of Shares	% Voting Rights

Paulson & Co., Inc	32,570,668	8.52	41,000,000	10.76	42,849,864	11.83
Allan Gray Unit Trust Management Limited	24,710,806	6.46	31,668,339	8.31	36,689,809	10.13
Fidelity Management & Research			28,383,749	7.45

*Shares may not necessarily reflect the beneficial shareholder

At December 31, 2011, a total of 164,886,294 shares (or 43.14 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt program. Each American Depositary Share (ADS) is equivalent to one ordinary share. At December 31, 2011, the number of persons who were registered holders of ADSs was reported at 3,440. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at December 31, 2011, there were 9,411 holders of record of AngloGold Ashanti ordinary shares. Of these holders 357 had registered addresses in the United States and held a total of 69,330 ordinary shares, approximately 0.018 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At April 16, 2012, 153,612,808 ADSs or approximately 40.17 percent of total issued ordinary share capital, were issued and outstanding and held of record by approximately 3,350 registered holders .

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.	RELATED PARTY TRANSACTIONS

Related party transactions are concluded on an arm’s length basis. The group had the following transactions with related parties during the years ended December 31, 2011, 2010 and 2009:

At December 31	2011		2010		2009
(in millions)	Purchases (by)/from related party $	Amounts owed to/(by) related party $	Purchases (by)/from related party $	Amounts owed to/ (by) related party $	Purchases (by)/from related party $
Purchases of goods and services (by)/from equity accounted joint ventures and associates
Margaret Water Company	6	-	3	-	1
Société d’Exploitation des Mines d’Or de Sadiola S.A.	(12)	(2)	(8)	(2)	(10)
Société d’Exploitation des Mines d’Or de Yatela S.A.	(2)	(1)	(3)	-	(3)
Société des Mines de MorilaS.A.	(4)	-	(8)	(1)	(6)
Trans-Siberian Gold plc	-	-	1	-	-
	(12)	(3)	(15)	(3)	(18)

Amounts due by joint venture and associate related parties arising from purchases of goods and services are unsecured and non-interest bearing.

Loans due by equity accounted joint ventures and associates for the years ended December 31, 2011 and 2010:

	2011 $	2010 $
Oro Group (Proprietary) Limited (1)	1	2
AuruMar (Proprietary) Limited (joint venture) (2)	5	5
Orpheo (Proprietary) Limited (2)	-	1
Trans-Siberian Gold plc (3)	3	-
Thani-Ashanti Alliance Limited (joint venture) (4)	20	-

(1)	The loan bears interest at a rate determined by the Oro Group (Proprietary) Limited’s board of directors and is repayable at their discretion.
(2)	Loans are unsecured, interest free and there are no fixed terms of repayment.
(3)	The loan is unsecured and bears interest at 8 percent per annum and is repayable in April 2012.
(4)	The loan bears interest at a margin of 0.95 percent over the Johannesburg Interbank Agreed Rate (“JIBAR”) and is repayable in December 2012.

As at December 31, 2011 and 2010, there are no outstanding balances arising from loans owed to related parties.

Restructuring of the E ordinary shares:

For a discussion of the restructuring of the E ordinary shares insofar as it relates to Izingwe Holdings, see “Overview Description of AngloGold Ashanti’s share capital – E ordinary shares”.

7C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8: FINANCIAL INFORMATION

8A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

See “Item 18: Financial statements”.

LEGAL PROCEEDINGS

There is no material proceeding in which a director, officer or affiliate of AngloGold Ashanti is either a party adverse or has a material interest adverse to the company.

In addition to the proceedings described below, the company becomes involved, from time to time, in various claims, legal proceedings and complaints incidental to the ordinary course of business.

TAX PROCEEDINGS

•

The State of Goiás v. Mineração Serra Grande S.A. (MSG): In Brazil, in 2006, MSG received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12 percent on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. AngloGold Ashanti Córrego do Sítio Mineração S.A. manages the operation and its attributable share of the first assessment is approximately US$54 million. The company’s attributable share of the second assessment is approximately US$34 million. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favor of MSG and fully canceled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011, the administrative council’s second chamber approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (Comex) for review and verification. The company believes both assessments are in violation of federal legislation on sales taxes.

•

Departamento Nacional de Produção Mineral (DNPM) v. AngloGold Ashanti Brazil Mineração (AABM): In Brazil, in November 2007, the DNPM, a federal mining authority, issued a tax assessment against AABM in the amount of approximately US$21 million relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AABM opposes the assessment.

SOUTH AFRICA

•

Mankayi v. AngloGold Ashanti Limited (AGA): In October 2006, a former employee, Mr Thembekile Mankayi, instituted a legal action in the Witwatersrand Local Division High Court of South Africa against AGA, claiming approximately R2.6 million (approximately US$360,000) for damages allegedly suffered as a result of silicosis. Mr. Mankayi’s case was heard in the High Court of South Africa in June 2008, and an appeal was heard in the Supreme Court of Appeal in 2010. In both instances judgment was awarded in favor of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down on 3 March 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.

Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the Constitutional Court judgment, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti Limited.

The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too will be defended by the company and adjudicated by the Courts on their merits. In view of the limited information currently available, no reliable estimate for any potential liability arising from such other similar claims, if and when filed, can be made at this time.

•

AngloGold Ashanti Limited (AGA) v. Pamodzi Gold (Orkney) (Pty) Limited (in Provisional Liquidation) (Pamodzi): AGA is owed money for services rendered to Pamodzi. AGA sold Shafts 1-7 to another mining company in 1998 but continued to service them pursuant to the terms of a service contract. When Pamodzi later purchased the Shafts, AGA provided services to Pamodzi on the same basis that it had provided services to the previous owner, on the understanding that a new agreement would be entered into once all of the commercial terms of such an agreement were finalized. On March 10, 2009, prior to AGA and Pamodzi entering into a new services agreement, a creditor of Pamodzi applied to have Pamodzi placed under provisional liquidation. This application was granted by the North Gauteng High Court.

At the time of being placed in provisional liquidation Pamodzi owed AGA approximately R59 million (approximately US$6.5 million) for services rendered by AGA. Pamodzi also owes AGA approximately R54 million (approximately US$5.9 million) for services rendered subsequent to the liquidation application being made. This R54 million is an administrative cost and will be a first charge against the estate. The date of the final liquidation order has not yet been set.

On March 16, 2012, Pamodzi (in provisional liquidation) and four others issued summons against AGA in the North Gauteng High Court, Pretoria, demanding the return of about R89.5 million (approximately US$11.1 million) paid by Pamodzi to AGA less than six months prior to the winding-up of Pamodzi. Plaintiffs further allege that AGA took possession of some 26.9 kilograms of gold owned by Pamodzi in March 2009 and demand either that the gold be returned or that reimbursement be provided in the amount of R7.1 million (approximately US$0.9 million).

•

Van der Post et al. v. AngloGold Ashanti Limited (AGA) (WLD 07/10014): In May 2007, a group of AGA pensioners (van der Post and others) instituted an action against the company in the Witwatersrand Local Division of the High Court (now called the South Gauteng High Court). At issue was the introduction of an inflation-related (CPIX) cap on post-retirement health care contributions by the company. The company maintains that its action is justifiable and fair given the circumstances, precedents and the contractual nature of the undertaking. Summons was issued by the plaintiffs demanding that AGA restore the level of contributions that prevailed before the introduction of the cap. In 2011, a private arbitration hearing was postponed to April 2012 pending settlement negotiations. As the claimants have not mentioned a specific quantum, no reasonable estimate of potential loss can be made.

COLOMBIA

•

La Colosa class action lawsuits: The following six class action lawsuits are currently pending before different Colombian state and federal courts in relation to AngloGold Ashanti Colombia S.A. (AGAC)’s La Colosa project, which is currently in its pre-feasibility phase and consists of three core concession contracts:

•	Ivonne Prada v. Federal Department of the Environment, Housing and Territorial Development (October 2009);

•

Usocoello, Cortolima, Procuraduria Regional Tolima, Universidad de Ibagué, Estudiantes de la Universidad del Rosario, Federarroz v. AGAC, Federal Department of Mines, Federal Department of the Environment, Housing and Territorial Development and Ingeominas (September 2010);

•	Maria del Pilar Gonzalez v. Federal Department of Mines, Ingeominas and AGAC (May 2011);

•	Maria del Pilar Gonzalez v. Federal Department of Mines, Ingeominas and AGAC (July 2011);

•

Personero de Ibagué v. Federal Department of the Environment, Housing and Territorial Development, Ingeominas, AGAC, Continental Gold Ltda., Oro Barracuda Ltda., Fernando Montoya, Alberto Murillo and Eugenio Gomez (December 2011); and

•	Juan Ceballos v. Federal Department of the Environment, Housing and Territorial Development, Ingeominas, Cortolima and AGAC (February 2012).

All but one of these lawsuits name AGAC as a defendant. Each lawsuit aims to stop exploration and mining in certain restricted areas affected by the La Colosa project due to environmental concerns or alleged breaches of environmental laws. Under Colombian law, restricted areas are State-protected land on which economic activities are restricted. AGAC has opposed, and has sought the dismissal of most of, the class action lawsuits that have been filed against it.

The class action lawsuit that has progressed the most was filed in the Third Administrative Court of the District of Ibagué on September 9, 2010. It named each of Ingeominas (the Colombian regulatory agency for mining activities), the Federal Department of the Environment, Housing and Territorial Development, as well as the Federal Department of Mines as defendants. AGAC was subsequently joined to the lawsuit as an additional defendant. The plaintiffs are the User Association of the Land Adequation District of Coello and Cucuana Rivers (Usocoello), which is a cooperative representing local farmers, the Autonomous Regional Corporation of Tolima (Cortolima), which is the government of the State of Tolima, the Office of the Attorney General of the State of Tolima (Procurador Judicial Ambiental y Agrario para el Tolima), the University of Ibagué, a student association of the University of El Rosario (Estudiantes de la Universidad del Rosario) and Fedearroz, which is the Colombian association of rice growers.

The plaintiffs have petitioned the court to order the defendant governmental entities not to declare the La Colosa mining project feasible on the grounds that the project threatens a healthy environment, public health and food safety for Usocoello members and local residents. Such order by the court would result in the revocation of AGAC’s permit to temporarily use for its exploration activities 515.75 hectares of forest reserve that are otherwise designated as restricted areas.

In addition, as each of AGAC’s three core mining concession contracts governing the La Colosa project provides that Ingeominas has the discretion to declare the underlying concession void if AGAC breaches applicable environmental laws or regulations, the plaintiffs have petitioned the court to direct Ingeominas to cancel such concession contracts on the ground that AGAC has violated the Code of Natural Resources. If plaintiffs prevail and Ingeominas is ordered to cancel AGAC’s three core concession contracts, the company would be required to abandon the La Colosa project and all of AGAC’s other existing mining concession contracts and pending proposals for new mining concession contracts would also be cancelled. In addition, AGAC would be banned from doing business with the Colombian government for a period of five years. As a result, AGAC would be unable to conduct any mining exploration or development activities during such period. However, this would not affect other AngloGold Ashanti subsidiaries operating in Colombia, which hold singularly or in concert with joint venture partners the majority of AngloGold Ashanti’s concession contracts in Colombia.

As no settlement was reached at a special conciliation hearing (Pacto de Cumplimiento) held on April 27, 2011, the trial has continued and the court is gathering evidence from the parties in preparation for its ruling.

In addition, in connection with the class action lawsuit filed by the Ombudsman of Ibagué (Personero de Ibagué) in September 2011, the Superior Court of the District of Ibagué granted the plaintiff a preliminary injunction that resulted in the suspension of AGAC’s mining concession contracts relating to certain greenfield exploration activities in the Toche Anaima Belt. These contracts do not include AGAC’s core concession contracts relating to the La Colosa project. AGAC has appealed against this preliminary injunction and its appeal is still pending.

•

Department of the Environment, Housing and Territorial Development (DoE) v. AGAC: In Resolution No. 785 of April 29, 2009, the DoE opened an investigation against AGAC and brought a list of charges against it for carrying out exploratory activities at the La Colosa project without having obtained the applicable permit to partially or temporarily use the soil of a forest reserve that was designated as a restricted area. In particular, the DoE alleged that AGAC violated Article 210 of the Code of Natural Resources (Code), which requires a company to obtain such a permit when it plans on carrying out an economic activity that will involve the cutting down of trees. In 2010, while conducting its investigation the DoE also proceeded to update the existing mining terms of reference, which set forth the environmental studies and other environmental activities that each mining company is required to conduct in connection with the exploration phase of its respective mining project. As reflected in Article 34 of the Code, the new terms of reference specify that exploration may not be carried out in restricted areas without a permit sanctioning such exploration. The DoE then resolved that AGAC was in breach of the 2010 terms of reference and issued a fine against the company.

As the parties were unable to reach an agreement at a conciliation meeting held on May 30, 2011, on such same date AGAC filed an action against the DoE in the Administrative Superior Court of the Cundinamarca District to annul the penalties. Should the DoE’s fine ultimately be upheld by the courts, Ingeominas would then have the discretion to terminate AGAC’s three core mining concession contracts relating to the La Colosa project. In the event of such termination, the company would be required to abandon the La Colosa project and all of AGAC’s other existing mining concession contracts and pending proposals for new mining concession contracts would also be canceled. In addition, AGAC would be banned from doing business with the Colombian government for a period of five years. As a result, AGAC would be unable to conduct any mining exploration or development activities during such period. However, this would not affect other AngloGold Ashanti subsidiaries operating in Colombia, which hold singularly or in concert with joint venture partners the majority of AngloGold Ashanti’s concession contracts in Colombia.

GHANA

•

Westchester/Africore Limited (WAL) v. Ashanti Goldfields Company Limited (AGCL): In December 2001, WAL instituted an action against AGCL in the High Court in Accra claiming damages for breach of an existing exploration and option agreement between the parties. Although the matter was originally referred to arbitration, WAL eventually pulled out of the arbitration proceedings and filed a notice to maintain the action in the High Court. In the notice, WAL claimed US$20 million in damages. The statement of claim was later amended to demand US$9 million in special damages.

Trial began on February 13, 2009. The court decided in WAL’s favor on March 31, 2011 and awarded damages of US$17.4 million in general damages and GHS 30,000 (approximately $19,726) in costs. AGCL has appealed and has been granted a stay of execution pending appeal.

•

National Labour Commission & 273 Others v. AngloGold Ashanti (Ghana) Limited (AAGL): In December 2006, Appiah Agyei Boateng and 272 others claiming to be the employees of AAGL petitioned the National Labour Commission (NLC) to compel AAGL to pay their gratuities. Plaintiffs claim that they were transferred to Mining and Building Contractors Limited (MBC), an independent construction firm, without their consent and allege that, as a result of their transferral, they suffered a diminution in their terms and conditions of service. Plaintiffs therefore seek redundancy payments from AAGL.

On August 20, 2009, the NLC found in favor of the petitioners and ordered AAGL to make redundancy payments totalling US$4.7 million. AAGL applied to the High Court to have the NLC’s decision set aside. On April 7, 2011, the High Court found against AAGL. A stay of execution was granted on January 13, 2012, on condition that an appeal be heard within three months. AAGL is working closely with the Registrar to have the records expedited and transmitted to the Court of Appeal.

•

National Labour Commission v. AngloGold Ashanti (Ghana) Limited (AAGL) (in re early retirees): In March 2008, complainants alleged to the NLC that AAGL had misrepresented to them that they could opt for an early retirement and receive enhanced benefits by way of their unpaid salaries and social security contributions. They claimed that, but for AAGL’s misrepresentation, they would have elected to exit by way of redundancy. They demanded that AAGL pay them the difference between what would have been their ‘redundancy’ packages and the actual payments made to them under the retirement package. The total amount of the claim is the cedi equivalent of US$1.8 million.

On April 3, 2009, the NLC ordered AAGL to pay each petitioner the difference between the redundancy package and the early retirement benefit. The High Court upheld the order, but the Court of Appeal reversed the order on March 14, 2011 and allowed AAGL’s application for a stay of execution pending appeal. A hearing date is expected to be fixed once the records have been transmitted to the Court of Appeal.

TANZANIA

•

Jackson Manyelo & others vs. Geita Gold Mining Limited (GGM) (Civil case no. 27/2007): In January 2007, the claimants filed a suit against GGM in the Mwanza High Court alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of Tshs9.6 billion (approximately US$6 million). The parties are waiting to receive notice of a mediation hearing from the Mwanza High Court.

GUINEA

•

Government of Guinea (National Claim Commission) v. Société AngloGold Ashanti Goldfields de Guinée SA (SAG): A national claim recovery commission put in place by the government has demanded that SAG pay US$43 million in dividends and penalties that would allegedly have been owed to the government for the accounting years 2004 – 2007. SAG opposes the claim. The two parties have decided to submit their dispute to an independent audit firm to be appointed by a common accord.

DIVIDENDS

Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance. Dividends are recognized when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the Company changed its timing of dividend payments to quarterly, rather than half-yearly.

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

AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will be dependent upon the board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long term growth, cash/debt resources, compliance with the solvency and liquidity requirements the Companies Act of 2008, the amount of reserves available for a dividend based on the going concern assessment, and restrictions placed by the conditions of the convertible bond, other debt facilities, protection of the investment grade credit rating and other factors. AngloGold Ashanti will continue to manage capital expenditure in line with profitability and cash flow, and its approach to the dividend on the basis of prudent financial management.

Under South African law, the company may declare and pay dividends from any reserves included in total shareholder’s equity (including share capital and share premium) calculated in accordance with International Financial Reporting Standards (IFRS), subject to the solvency and liquidity test.

Dividends are payable to shareholders registered at a record date that is after the date of declaration. Dematerialized shareholders on the South African share register will receive payment of their dividends electronically, as provided for by STRATE. Certificated shareholders, who have elected to receive their dividends electronically, will be paid via the company’s electronic funds transmission service. Certificated shareholders who have not yet elected to receive dividend payments electronically are encouraged to mandate this method of payment for all future dividends.

Withholding tax

In the budget speech on February 22, 2012, the South African Minister of Finance announced that the withholding tax on dividends and other distributions payable to shareholders is 15 percent on all dividends declared after April 1, 2012.

This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold Ashanti’s South African operations, thereby potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

8B.	SIGNIFICANT CHANGES

None.

ITEM 9:  THE OFFER AND LISTING

9A.	OFFER AND LISTING DETAILS

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti’s ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE		NYSE(1)
Year ended December 31	High	Low	High	Low
	(South African cents per ordinary share)		(US dollars per ADS)
Annual information
2007	35,899	25,400	49.42	33.80
2008	34,900	15,011	51.35	13.37
2009	34,679	28,630	47.52	36.05
2010	36,631	26,640	52.86	34.11
2011	39,182	27,333	51.69	38.97

2010
First quarter	33,000	26,640	44.68	34.11
Second quarter	34,150	27,649	45.25	37,52
Third quarter	33,946	28,650	47.75	38.55
Fourth quarter	36,631	31,165	52.86	44.22

2011
First quarter	35,240	30,226	49.99	42.47
Second quarter	34,096	27,333	51.69	39.70
Third quarter	38,250	27,600	48.85	40.58
Fourth quarter	39,182	32,000	49.14	38.97

2012
First quarter	36,500	28,001	47.17	36.06

September 2011	38,250	31,300	48.85	40.63
October 2011	36,710	32,000	47.55	38.97
November 2011	38,795	35,600	49.14	42.93
December 2011	39,182	33,567	48.88	40.59
January 2012	36,382	34,016	46.66	42.02
February 2012	36,500	32,348	47.17	41.41
March 2012	31,995	28,001	42.96	36.06
April 2012(2)	28,540	26,030	37.25	32.44

(1)	Each ADS represents one ordinary share.
(2)	Through April 16, 2012.

See “Item 7A.: Major shareholders” for the number of ADSs outstanding at December 31, 2011.

9B.	PLAN OF DISTRIBUTION

Not applicable.

9C.	MARKETS

NATURE OF TRADING MARKET

The principal trading markets for AngloGold Ashanti’s ordinary shares are the New York Stock Exchange, in the form of ADSs, under the symbol “AU” and the JSE Limited, in the form of ordinary shares, under the symbol “ANG”.

AngloGold Ashanti’s ordinary shares are also listed on the London Stock Exchange under the symbol “AGD and the Ghana Stock Exchange under the symbol “AGA”. Its ordinary shares are also listed on the Australian Stock Exchange, in the form of Chess Depositary Interests (each representing one-fifth of an ordinary share) under the symbol “AGG” and on the Ghana Stock Exchange, in the form of Ghanaian Depositary Shares or GhDSs (each representing one one-hundredth of an ordinary share) under the symbol “AADS”.

AngloGold Ashanti delisted from Euronext Paris on December 23, 2011 and from Euronext Brussels on December 30, 2011.

9D.	SELLING SHAREHOLDERS

Not applicable.

9E.	DILUTION

Not applicable.

9F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

10A.	SHARE CAPITAL

ANGLOGOLD ASHANTI’S ORDINARY SHARES AND PREFERENCE SHARES

At the annual general meeting of shareholders held on May 15, 2009, shareholders approved an increase in the company’s authorized ordinary share capital. AngloGold Ashanti’s authorized and issued share capital as of December 31, 2011 and April 16, 2012 (being the latest practicable date prior to the publication of this document) is set out below:

Title of Class	Authorized	Issued
		April 16, 2012(1)	December 31, 2011
Ordinary shares at par value of R0.25 each	600,000,000	382,410,964	382,242,343
E ordinary shares at par value of R0.25 each	4,280,000	2,563,772	2,582,962
A redeemable preference shares at par value of R0.50 each	2,000,000	2,000,000	2,000,000
B redeemable preference shares at par value of R0.01 each	5,000,000	778,896	778,896

(1)	Does not include additional shares to be issued in respect of the BEE Transaction approved by shareholders on May 11, 2011 of 48,923 ordinary shares and 1,370,634 E ordinary shares.

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

The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2008 through December 31, 2011.

Period to	Description	Number of Shares

December 31, 2008		353,483,410
Ordinary shares issued during 2009	AngloGold Share Incentive Scheme	1,131,916
	Employee Share ownership program – on conversion of E ordinary shares	1,181
	Equity offering to fund the initial effective 35 percent interest in the Kibali gold project	7,624,162

December 31, 2009		362,240,669
Ordinary shares issued during 2010	AngloGold Share Incentive Scheme	823,411
	Employee Share ownership program – on conversion of E ordinary shares	–
	Equity raising – proceeds used to part fund the hedge elimination	18,140,000

December 31, 2010		381,204,080
Ordinary shares issued during 2011	AngloGold Share Incentive Scheme	889,593
	Employee Share ownership program – on conversion of E ordinary shares	99,747
	BEE transaction Bokamoso ESOP	48,923

December 31, 2011		382,242,343

The table below details changes in the E-ordinary issued share capital of AngloGold Ashanti since December 31, 2008 through December 31, 2011.

Period to	Description	Number of Shares

December 31, 2008		3,966,941
2009 E-ordinary shares movement	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(171,943)

December 31, 2009		3,794,998
2010 E-ordinary shares movement	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(988,872)

December 31, 2010		2,806,126
2011 E-ordinary shares movement	Re-instated	1,329,164
	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(1,552,328)

December 31, 2011		2,582,962

E ordinary shares

On December 11, 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a black economic empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) – (collectively, the BEE transaction).

At a general meeting held on May 11, 2011, shareholders approved an amendment to the BEE transaction authorizing an additional issue of 48,923 ordinary shares to be made to the ESOP and the reinstatement of lapsed E ordinary shares to be made to the ESOP (to a maximum of 810,634 E ordinary shares) and to Izingwe (560,000 E ordinary shares). The amendment also took cognizance of changes to the vesting criteria and duration of the scheme.

On June 9, 2011, a total of 1,329,164 E ordinary shares were reinstated, of which 769,164 E ordinary shares were reinstated in respect of the ESOP and 560,000 E ordinary shares were reinstated in respect of Izingwe.

In terms of the original authority granted by shareholders in 2006, on vesting, E ordinary shares were cancelled in exchange for ordinary shares in accordance with the cancellation formula.

E ordinary share capital amounting to R51,842,313 in respect of 688,332 vested, unconverted and cancelled E ordinary shares, was transferred to ordinary share premium during 2011. Prior to the amendment of the BEE transaction, E ordinary shares did not convert into ordinary shares where the market price of an AngloGold Ashanti ordinary share was less than the strike price of the E ordinary share as calculated in accordance with the cancellation formula.

In addition to the reinstatement of cancelled E ordinary shares, shareholders approved an amendment to the cancellation formula through the resetting of the strike price. Participants to the ESOP and Izingwe are now guaranteed a minimum conversion price of R40 per E ordinary share with a maximum of R90 per E ordinary share for the ESOP and R70 per E ordinary share for Izingwe from a base price of R320 and R330 per share, respectively.

E ordinary shareholders are entitled to vote at all ordinary shareholder meetings. However, they do not hold a veto right.

Dividends are payable on E ordinary shares, in an amount equal to 50 percent of dividends payable to ordinary shareholders. The residual 50 percent of the dividend payable is taken into account in determining the cancellation formula.

E ordinary shares which vest and are exchanged for ordinary shares are cancelled and may not be re-issued. Therefore, they do not form part of the unissued share capital of the company.

Unissued shares

The directors of the Company are authorized to allot and issue, for such purposes and on such terms as they may, in their discretion, determine, ordinary shares of 25 SA cents each (“shares”) in the authorized but unissued share capital of the Company up to a maximum of 5 percent of the number of shares in issue from time to time.

Shares under the control of the directors – 5 percent of issued shares from time to time	19,112,707

Shares attributable to the share incentive scheme (17,000,000 of issued – issued less shares issued from 15 October 2008)	14,054,067

Shares under specific authority for the convertible bonds (approved at the general meeting 30 July 2009)	15,384,615

Shares under specific authority for the mandatory convertible bonds (approved at the general meeting 26 October 2010)	18,140,000

10B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

With effect from May 1, 2011, the South African Companies Act 71 of 2008 (as amended) (the Act) came into effect. In terms of the Act, companies have two years to amend their constitutional documents (previously referred to as the Memorandum and Articles of Association, but known under the Act as Memorandum of Incorporation (MoI)) or adopt a new (MoI) to comply with the Act. Until such time as the MoI of a company is amended or a new MoI is adopted by shareholders in general meeting, companies may rely on their current MoIs, to the extent that the Act does not apply. AngloGold Ashanti will be putting before its shareholders, a new MoI in compliance with the Act prior to the expiry of the two year period. A summary of the current MoI of AngloGold Ashanti under which the company currently operates is detailed below.

REGISTRATION

AngloGold Ashanti is incorporated under the laws of the Republic of South Africa and registered with the Companies and Intellectual Property Commission under registration number 1944/017354/06. AngloGold Ashanti’s MoI provides that the company’s main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

AngloGold Ashanti is governed by its MoI which document is available for inspection as set out in “Item 10H.: Documents on Display” and a summary of pertinent provisions, including rights of the holders of shares in AngloGold Ashanti, are set out below.

This summary does not contain all the information concerning the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the law of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the MoI, the rights of holders of AngloGold Ashanti’s ordinary shares are governed by the Act , the Companies Regulations, 2011, promulgated under the Act (the Regulations), which include the Takeover Regulations, and the JSE Listings Requirements. Further, the rights of holders of AngloGold Ashanti ADSs are governed by the Deposit Agreement between AngloGold Ashanti and The Bank of New York Mellon. See “– Share Rights, Preferences and Restrictions – The Deposit Agreement”.

The Act provides that shares will no longer have a par or nominal value. However any shares which have a nominal or par value issued prior to the effective date continue to have that nominal or par value and can be issued as such for so long there are par value shares in the company’s authorized share capital.

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

At every annual general meeting one-third of the directors, not subject to employment contract, will retire by rotation, or if their number is not a multiple of three, then the number will be rounded down to the nearest whole number. Directors retiring by rotation are eligible for re-election. The directors so to retire at such annual general meeting will, unless otherwise determined by the board, be those who have been the longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire will (unless they otherwise agree amongst themselves) be determined by lot. Retiring directors are eligible for re-election.

A director will no longer act as a director of the company if he becomes insolvent or subject to insolvency procedures, is found to be of unsound mind, is requested to resign by at least three-quarters of the directors in writing, is removed by a board resolution of AngloGold Ashanti, is prohibited from acting as director by law or order of court, or is absent from board meetings without leave of the directors for six consecutive months. A director can resign with one month’s written notice unless he obtains the permission of the directors to shorten his notice period.

The MoI contains no provision for directors to hold qualification shares, nor stipulate an age limit requirement for the retirement or non-retirement of directors.

Under the Act, the MoI of a profit company must provide the company’s shareholders the right to elect a minimum of 50 percent of the company’s directors. The remaining directors may be appointed in accordance with the MoI of the company which may provide for a director to be elected ex officio (as a consequence of that person holding some other office, title, designation or similar status), by a person specified in the MoI or as an alternate director. In addition, a director may be removed by an ordinary resolution at a shareholders’ meeting. The director concerned must be given notice of the meeting and be afforded a reasonable opportunity to make a presentation on the matter either personally or by representative before a vote is taken by the shareholders.

The Act provides that the authority of the board and its actions are not limited, negated or invalidated if the number of directors of a company falls below the minimum required by the Act or the MoI of such company. Instead, the board is obliged, within 40 business days, to convene a shareholders’ meeting to elect additional directors to bring the number of directors into compliance with the Act and the MoI of such company. The MoI of AngloGold Ashanti provides that where the number of directors on the board is less than the minimum required by the MoI (being 4 directors), the remaining directors may only act for the purposes of filling vacancies on the board or for calling a general meeting.

Board Meetings

The directors may regulate board meetings and determine the quorum necessary for the transaction of business as they deem fit. Unless otherwise determined by the directors, two directors form a quorum. Issues arising at meetings are decided by majority vote with the chairman having a second or casting vote where there are more than two directors present at the meeting.

Under the Act, to the extent that the MoI does not provide otherwise, decisions can be adopted by the written consent of a majority of directors given in person or by electronic communication, provided that each director has received notice of the matter to be decided. The MoI of AngloGold Ashanti provides that resolutions may be adopted by the written consent of at least three quarters of the directors entitled to vote thereon.

Borrowing Powers

AngloGold Ashanti may create and issue secured or unsecured debentures and the directors may borrow or secure the payment of such sums as they deem fit (but subject to any regulations made by shareholders in general meeting) and may secure the repayment of any indebtedness by bond, mortgage or charge provided that no special privileges as to allotment of shares, attending and voting at meetings, appointment of directors or otherwise will be given to the holders of AngloGold Ashanti’s debentures without the sanction of AngloGold Ashanti shareholders in a general meeting.

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

Under the Act, directors’ remuneration for their service as directors is required to be approved, by a special resolution of shareholders within the previous two years of the date of such remuneration.

Interests of Directors and Restriction on Voting

A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with AngloGold Ashanti or any of AngloGold Ashanti’s subsidiaries must declare the nature of his interest to AngloGold Ashanti in accordance with the Act.

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

Under the Act, the procedures to deal with the personal financial interests of directors also apply to prescribed officers (persons who exercise general executive control over and management of the whole, or a significant portion, of the business and activities of the company or regularly participate to a material degree in the exercise of general executive control over and management of the whole, or a significant portion, of the business and activities of the company, irrespective of the office held or function performed by such persons) and any person who is a member of a committee of the board of the company, whether or not that person is also a member of the company’s board. The Act provides that a director or prescribed officer with a personal financial interest must disclose this to the board and cannot vote at, and must leave, the meeting.

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

Any shares may be issued with such rights or restrictions as AngloGold Ashanti shareholders in a general meeting may from time to time determine, or the directors, if shareholders delegate this power to the board.

No ordinary shares may be issued at a discount except in accordance with the Act. The 1973 Companies Act dealt with the issue shares at a discount to the par value shares of such shares if such shares are of a class already in issue; and provided that such issue had to be authorized by a special resolution. If shares are issued at a discount, every prospectus issued by the company thereafter relating to the issue of any shares, will contain particulars of the discount allowed on the issue of those shares, or so much of the discount as has not been written off at the date of the issue of such prospectus.

Under the Act, although directors may generally issue shares without shareholder approval, shareholder approval by way of a special resolution will, subject to certain exceptions, be required for the issue of shares (including ordinary shares), convertible securities (including share options) to directors, prescribed officers or persons related or inter-related to the company or to a director or prescribed officer, or if there is an issue of shares (including ordinary shares), or convertible securities, including share options, with voting power on an as-converted basis equal to or exceeding 30 percent of the voting power of all shares of that class held by shareholders immediately prior to the transaction or series of transactions.

Under the Act, directors may only issue shares for adequate consideration as determined by the board. The board’s determination of adequate consideration may not be challenged unless the directors have breached their standards of conduct as specified in the Act. In some cases, it may not be possible to indemnify the directors for their conduct and the company may have a claim against the directors for breach of their duties as set out in the Act. When a company has received the consideration for the issuance of shares (including in AngloGold Ashanti’s case, its ordinary shares) as approved by the board, such shares will be fully paid and the company will be obliged to issue the shares and cause the name of the holder to be entered into the company’s securities registers.

The Act also provides that shares can be issued for a consideration of future services, future benefits or future payment. Shares issued for such a consideration must be immediately issued and held in trust until the consideration is received in full by the company, thereafter they must be transferred to the subscriber.

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

Dividends may be declared in any currency at the discretion of the board of directors or AGA shareholders in general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, Ghanaian cedis or United Kingdom pounds. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the Deposit Agreement. See “– The Deposit Agreement”.

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

Under the Act, any dividend distributions must be approved by the board and satisfy certain solvency and liquidity tests as provided by the Act.

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

Holders of E ordinary shares have the right to vote at all general meetings and are entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder, to the extent that holders of E ordinary shares will not be entitled to veto any resolution that would otherwise have been capable of being passed, or not, by the required majority of votes of holders of ordinary shares and subject to the Listings Requirements of the JSE, holders of E ordinary shares will not be counted for categorization purposes in terms of section 9 of the Listings Requirements. These limitations on the E ordinary shares are a function of shareholder approval and the JSE Listings Requirements.

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

At any meeting of AngloGold Ashanti at which the holders of the ordinary shares, A redeemable preference shares, and B redeemable preference shares are present and entitled to vote, on a poll, each holder of the A redeemable preference shares shall be entitled to 50 votes for every A redeemable preference share held, each holder of the ordinary shares is entitled to 50 votes for every ordinary share held and each holder of the B redeemable preference shares is entitled to one vote for every B redeemable preference share held.

The MoI specifies that if new classes of ordinary or preference shares are issued, the rights relating to any class of shares may be modified or abrogated either with the consent in writing of the holders of at least three-fourths of the issued shares of that class, or with the sanction of a resolution passed as if it were a special resolution of the company at a separate general meeting of the holders of the shares of that class.

Transfer of Ordinary Shares

Dematerialized shares which have been traded on the JSE are transferred on the STRATE (Share Transactions Totally Electronic) settlement system and delivered within five business days after each trade.

The dematerialization of shares is not mandatory and holders of ordinary shares in AngloGold Ashanti may elect to retain their certificated securities. Subject to any statutory restrictions on transfers, any shareholder may transfer all or part of his certificated securities, to the extent it is not prevented by the Act. Every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers is kept or at such other place as the directors prescribe and must be accompanied by the share certificate and such other evidence as the directors or registrar may require to prove title and capacity of the intending transferor or transferee.

The directors may refuse to register any transfer of certificated securities unless the instrument of transfer, duly stamped, is lodged with AngloGold Ashanti accompanied by the share certificate, the transfer is in respect of only one class of securities or the transfer is permitted within any of AngloGold Ashanti’s incentive schemes.

Conversion of Ordinary Shares into Stock

In terms of the MoI AngloGold Ashanti may, by special resolution, convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. The holders of stock may transfer their respective interests but the directors may fix the minimum amount of stock transferable. The holders of stock have the same rights, privileges and advantages as regards participation in profits and voting at general meetings of AngloGold Ashanti as if they held the shares from which the stock arose. All of the provisions of the MoI apply equally to stock as to shares.

Increase and Reduction of Capital

In terms of the MoI AngloGold Ashanti shareholders may by way of special resolution in a general meeting and in accordance with the provisions of the Companies Act resolve to:

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

In addition, AngloGold Ashanti shareholders may by ordinary resolution in a general meeting and subject to the requirements of the Act and the rules and requirements of the stock exchange on which the securities are listed, reduce, dispose of, distribute or otherwise deal with in any manner its share capital, share premium, stated capital, reserves and capital redemption reserve fund.

Under the Act, the authorization and classification of shares, the numbers of authorized shares of each class, and the preference, rights, limitations and other terms associated with each class of shares, as set out in a company’s MoI, may be changed by amending the company’s MoI by special resolution of shareholders or, unless the MoI provides otherwise, the directors of the company may increase or decrease the number of authorized shares of any class of shares, reclassify any classified shares that have been authorized but not issued, classify any unclassified shares that have been authorized but not issued, or determine the preferences, rights, limitations or other terms of shares which are subject to the directors’ determination.

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

•

the A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution. The A redeemable preference and B redeemable preference shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner; and

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

Taxes and other governmental charges that The Bank of New York Mellon or any custodian has to pay on any ADS or AngloGold Ashanti ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

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

Shareholder Communications: Inspection of Register of Holders of ADSs

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

AngloGold Ashanti’s MoI provides that a quorum for a general meeting (other than a meeting at which a special resolution will be passed) consists of three shareholders present personally, or if the shareholders are a corporate entity, represented and entitled to vote. If a general meeting is not quorate, the meeting is dissolved and a new meeting will have to be called following the relevant notice provision.

The quorum of a shareholders’ meeting is sufficient persons present at the meeting to exercise, in aggregate, at least 25 percent of all of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting. In addition at least three shareholders must be present at the meeting. If the meeting is not quorate, it will be adjourned to a date between seven and 21 days after the adjourned meeting, and the shareholders present at the second meeting will constitute a quorum as long as there are at least three of them at the second meeting. For an ordinary resolution to be approved by shareholders, it must be supported by more than 50 percent of the voting rights exercised on the resolution. For a special resolution to be approved by shareholders, it must be supported by at least 75 percent of the voting rights exercised on the resolution.

If the meeting is not quorate and is convened upon the requisition of shareholders, the meeting is dissolved.

Disclosure of Interest in Shares

Under South African law, a person must notify AngloGold Ashanti within three business days after that person acquires a beneficial interest in sufficient securities of a class issued by AngloGold Ashanti such that, as a result of the acquisition, the person holds a beneficial interest in securities amounting to 5 percent, 10 percent, 15 percent or any further multiple of 5 percent of the issued securities of that class or disposes of any beneficial interest in sufficient securities of a class issued by AngloGold Ashanti such that the result of the disposition the person no longer holds a beneficial interest in securities amounting to a particular multiple of 5 percent of issued securities of that class. When AngloGold Ashanti has received the notice referred to above it must file a copy with the Takeover Regulation Panel and report the information to holders of the relevant class of security unless the notice concerned a disposition of less than 1 percent of the class of securities.

If the securities of AngloGold Ashanti is registered in the name of a person who is not the holder of the beneficial interest then all of the securities in AngloGold Ashanti held by that person, that registered holder of the securities must disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in securities so held, the number and the class of securities held for each such person with a beneficial interest and the extent of each such beneficial interest. This information must be disclosed in writing to the company within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a Central Securities Depository. A company that knows or has reasonable cause to believe that any of its securities are held by one person for the beneficial interest of another may by notice in writing require either of those persons to confirm or deny that fact, provide particulars of the extent of the beneficial interest held during the three years preceding the date of the notice and disclose the identity of each person with a beneficial interest in the securities held by that person.

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

Pursuant to the Act, a shareholder may petition a South African court for relief from the actions or omissions or, business conduct of the company or the actions of the company’s directors or officers that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of the shareholder. In addition, a shareholder who voted against a resolution to amend the company’s MoI, or to approve a fundamental transaction, (and complied with other requirements set out in the Act) may exercise its appraisal right to demand that the company pay to it the fair value for all the shares of the company held by that shareholder.

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

SOUTH AFRICAN TAXATION

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Revenue Service (SARS) practice, the Convention Between the Government of the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed February 17, 1997 (the “Treaty”), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

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

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by SARS, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of US holders of shares is also applicable to US holders of ADSs.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

South Africa currently imposes Secondary Tax on Companies (STC) at a rate of 10 percent on the net amount of the dividend declared by a resident company, other than a headquarter company. Under the terms of an option granted to gold mining corporations (Gold Mining Election), AngloGold Ashanti has elected not to be subject to the payment of STC on dividends it declares. This election results in AngloGold Ashanti paying corporate income tax at a slightly higher corporate income tax rate than would otherwise have been the case. However, this election resulted in the overall effective tax paid by AngloGold Ashanti being lower than the tax payable using the standard corporate tax rate together with STC.

Effective April 1, 2012, South Africa will replace its current STC regime with a dividends tax. The dividends tax was originally set to be introduced at 10 percent, but the South African Minister of Finance announced in his 2012/13 Budget Speech on February 22, 2012, that the dividends tax will increase to 15 percent. Other than STC, the dividends tax is generally imposed on the beneficial owner. The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the Treaty would generally limit the dividends tax rate to 5 percent of the gross amount of the dividends if a US holder (it must be a corporate) holds directly at least 10 percent of the voting stock of AngloGold Ashanti. In all other cases, the maximum tax rate under the Treaty is 15 percent of the gross amount of the dividend. There are different rules to consider if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, there are certain South African compliance requirements that must be met in order to access the double tax treaty relief.

The abolishment of STC will also result in the deletion of the option to elect the Gold Mining Exemption. This means that the taxable income derived by any company from mining for gold on any gold mine will be determined using the remaining formula. The new change will be applicable in respect of any year of assessment ending during the period of 12 months ending on March 31, 2013 reducing the tax rate applicable to AngloGold Ashanti’s South African operations, thereby increasing distributable earnings, but the effect of the withholding tax will, over a period of time, generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

Taxation of capital gains on sale or other disposition

South African residents are (subject to certain exemptions) taxed on their worldwide income, while non-residents are only taxed on South African sourced income (subject to the provisions of any relevant double taxation agreement).

Capital gains tax is not a separate tax to income tax; instead, a percentile of the taxpayer’s net capital gain (that is the taxable capital gain) is included in its taxable income on which it is taxed at the income tax rate.

Non-residents are only subject to the South African capital gains tax provisions in respect of the disposal of any immovable property (such as land or mining rights) or any interest or right of whatever nature to or in immovable property situated in South Africa, or any asset of a permanent establishment through which that non-resident is carrying on a trade in South Africa. In the instance of a shareholder holding shares in a South African company, the ‘interest in immovable property’ requirements are met if 80 percent or more of the market value of is directly or indirectly attributable to South African immovable property held on capital account, and that shareholder (whether alone or together with any connected person in relation to that person), directly or indirectly, holds at least 20 percent of the equity shares of that South African company.

If South Africa has such a right to taxation under its domestic law, the provisions of the Treaty must be analyzed when determining the right of taxation of the source state (South Africa) compared to the country of residence (the US).

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

Taxation of dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by AngloGold Ashanti generally will be taxable as dividend income to the US holder for US federal income tax purposes on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. The South African government, however, has recently announced its intent to enact a dividend withholding tax, which and the necessary government notice has now been issued and it will be implemented on April 1, 2012. See ‘Taxation – South African Taxation – Taxation of dividends. Once the dividend withholding tax becomes effective, US holders who are eligible for benefits under the current Treaty will be subject to a maximum withholding tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.

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

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15 percent) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2013. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet a certain minimum holding period and other requirements and the non-US corporation satisfies certain requirements, including that either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. AngloGold Ashanti currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes. AngloGold Ashanti anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of AngloGold Ashanti shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.

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

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended December 31, 2011 and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences.

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

Information with respect to foreign financial assets

Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on the individual’s circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non–United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties and (iii) interests in non-United States entities. The shares may be treated as specified foreign financial assets. You may be subject to this information reporting regime and be required to file IRS form 8938 listing these assets with your U.S. federal income tax return. Failure to file information reports may subject you to penalties. You are urged to consult your own tax advisor regarding your obligations to file information reports with respect to the shares.

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

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

TREASURY POLICY

Risk management activities within the group are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and exposure to the group’s counterparties.

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

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The Company historically utilized derivatives as part of its hedging of the risk. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the Company completed its final tranche of the hedge buy-back program during 2010 and settled all forward gold and foreign exchange contracts that had been used by the Company in the past to manage those risks. At year end there were no net forward sales contracts (2010: nil kg; 2009: 571kg), net call options sold (2010: nil kg; 2009: 120,594kg) and net put options sold (2010: nil kg; 2009: 27,071kg).

FASB ASC guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:

•

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the year was $nil million (2010: $nil million; 2009: $5 million). The Company does not have any open cash flow hedge contracts relating to product sales or forecasted capital expenditure as at December 31, 2011 (2010: $nil million; 2009: $37 million). Cash flow hedge losses pertaining to capital expenditure of $3 million as at December 31, 2011 (2010: $3 million; 2009: $4 million) are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense until 2017.

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

As at December 31, 2011 and 2010 the Company had no outstanding commitments against future production as a result of the elimination of the hedge book during 2010.

Foreign exchange price risk protection agreements

The Company, from time to time, may enter into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

As at December 31, 2011 and 2010, the Company had no open forward exchange or currency option contracts in its currency hedge position.

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

Cash and loans advanced maturity profile

		2011				2010
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year	USD	10	0.48	467	0.20	13	0.20	171	0.19
	ZAR	3,030	5.50	164	3.55	969	5.58	57	4.64
	AUD	81	4.65	23	4.45	42	4.45	25	4.44
	EUR	-	-	-	-	-	-	3	1.00
	CAD	-	-	-	-	-	-	2	0.20
	BRL	-	-	27	6.61	-	-	30	8.90
	ARS	-	-	1	10.23	-	-	2	9.00
	NAD	-	-	119	4.08	102	5.00	207	5.00

Borrowings maturity profile

	Within one year		Between one and two years		Between two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$22	5.4	761	6.0	660	3.5	994	5.7	2,437
ZAR	-	-	8	9.8	40	9.8	217	9.8	265
BRL	4	5.8	3	5.2	4	4.0	-	-	11
NAD	64	8.4	72	8.4	97	8.4	-	-	233

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$22	5.4	1,420	4.8	995	5.7	2,437
ZAR	-	-	24	9.8	241	9.8	265
BRL	4	5.8	5	4.6	2	4.5	11
NAD	64	8.4	161	8.4	8	8.4	233

Non-performance risk

Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the year. The Company spreads its business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put into place by management.

The combined maximum credit risk exposure at balance sheet date amounts to $198 million (2010: $177 million). Credit risk exposure netted by open derivative positions with counterparts was $nil million (2010: $1 million). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at December 31, 2011 and 2010.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at December 31, 2011 and 2010, are as follows (assets (liabilities)):

	December 31, 2011		December 31, 2010
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
Cash and cash equivalents	1,112	1,112	575	575
Restricted cash	58	58	43	43
Short-term debt	(30)	(30)	(133)	(133)
Short-term debt at fair value	(2)	(2)	(2)	(2)
Long-term debt	(1,715)	(1,857)	(1,730)	(2,059)
Long-term debt at fair value	(758)	(758)	(872)	(872)
Derivatives	(93)	(93)	(175)	(175)
Marketable equity securities - available for sale	82	82	124	124
Marketable debt securities - held to maturity	8	11	13	14
Non-marketable assets - held to maturity	2	2	2	2
Non-marketable debt securities - held to maturity	85	85	89	89

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt

The mandatory convertible bonds are carried at fair value. The fair value of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates fair value.

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

The following is the fair value of the derivative (liabilities)/assets split by accounting designation:

	December 31, 2011
	Assets
	Balance Sheet location	Non-hedge accounted $	Total $

Warrants on shares	Current assets - derivatives	-	-

Total derivatives		-	-

	December 31, 2011
	Liabilities
	Balance Sheet location	Non-hedge accounted $	Total $

Option component of convertible bonds	Non-current liabilities - derivatives	(92)	(92)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(93)	(93)

	December 31, 2010 Assets
	Balance Sheet location	Non-hedge accounted $	Total $

Warrants on shares	Current assets - derivatives	1	1

Total derivatives		1	1

	December 31, 2010 Liabilities
	Balance Sheet location	Non-hedge accounted $	Total $

Option component of convertible bonds	Non-current liabilities - derivatives	(176)	(176)

Total derivatives		(176)	(176)

Non-hedge derivative (gain)/loss recognized

	000,000,000,00	000,000,000,00		000,000,000,00

	Year ended December 31,
	2011	2010		2009

	$	$		$

Realized (1)
Forward sales type agreements - commodity	-	377		535
Option contracts - commodity	-	2,573		144
Forward sales agreements - currency	-	13		(107)
Option contracts - currency	-	(3)		(12)
Interest rate swaps - Gold	-	15		(16)

	-	2,975	(2)	544	(3)

Unrealized (1)
Forward sales type agreements - commodity	-	(265)		188
Option contracts - commodity	-	(1,999)		648
Forward sales agreements - currency	-	-		15
Option contracts - currency	-	-		3
Interest rate swaps - Gold	-	(13)		25
Option component of convertible bonds	(84)	1		33
Embedded derivatives	1	(1)		1
Warrants on shares	-	5		(5)

	(83)	(2,272)		908

Non-hedge derivatives (gain)/loss	(83)	703		1,452

(1)	Realized and unrealized gains and losses on non-hedge derivatives are included in “Non-hedge derivative (gain)/loss and movement on bonds” in the income statement.
(2)	Includes $2,698 million loss related to the final tranche of the accelerated hedge buy-back executed during 2010.
(3)	Includes $797 million loss related to the accelerated hedge buy-back in 2009.

Other comprehensive income

Year ended December 31, 2011
	Cash flow hedges, before taxation	Cash flow hedges removed from equity, before taxation		Hedge ineffectiveness, before taxation
	$		$		$

	Gain/(loss) recognized in accumulated other comprehensive income (effective portion)	Location of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Amount of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Location of (gain)/loss recognized in income (ineffective portion)	Amount of (gain)/loss recognized in income (ineffective portion)

Forward sales type agreements - commodity	-	Product sales	-	Non-hedge derivatives (gain)/loss and movement on bonds	-

	-		-		-

Other comprehensive income

Year ended December 31, 2010
	Cash flow hedges, before taxation	Cash flow hedges removed from equity, before taxation		Hedge ineffectiveness, before taxation
	$		$		$

	Gain/(loss) recognized in accumulated other comprehensive income (effective portion)	Location of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Amount of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Location of (gain)/loss recognized in income (ineffective portion)	Amount of (gain)/loss recognized in income (ineffective portion)

Forward sales type agreements - commodity	-	Product sales	52	Non-hedge derivatives (gain)/loss and movement on bonds	-

	-		52		-

Other comprehensive income

	Accumulated other comprehensive income as of January 1, 2011 $	Changes in fair value recognized in 2011 $	Reclassification adjustments $	Accumulated other comprehensive income as of December 31, 2011 $

Derivatives designated as
Capital expenditure	(3)	-	-	(3)

Before tax totals	(3)	-	-	(3)

After tax totals	(2)	-	-	(2)

	Accumulated other comprehensive income as of January 1, 2010 $	Changes in fair value recognized in 2010 $	Reclassification adjustments $	Accumulated other comprehensive income as of December 31, 2010 $

Derivatives designated as
Gold sales	(52)	-	52	-
Capital expenditure	(3)	-	-	(3)

Before tax totals	(55)	-	52	(3)

After tax totals	(22)	-	20	(2)

Maturity profile of derivatives, at carrying value

	000,000,000	000,000,000	000,000,000

	Total $	2011 Assets $	Liabilities $

Amounts to mature within twelve months of balance sheet date	-	-	-
Amounts maturing between one and two years	-	-	-
Amounts maturing between two and five years	(92)	-	(92)
Amounts to mature thereafter	(1)	-	(1)

Total	(93)	-	(93)

	Total $	2010 Assets $	Liabilities $

Amounts to mature within twelve months of balance sheet date	1	1	-
Amounts maturing between one and two years	-	-	-
Amounts maturing between two and five years	(176)	-	(176)
Amounts to mature thereafter	-	-	-

Total	(175)	1	(176)

Sensitivity analysis

Derivatives

The Company monitors the sensitivity of the convertible bonds to changes in its share price.

The following table discloses the approximate sensitivity, in US dollars, of the convertible bonds to the Company’s share price at December 31, 2011 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	000,000,000	000,000,000	000,000,000

	2011

	Change in underlying factor (+)	Non-hedge accounted	Total change in fair value
		$	$

Convertible bonds
AngloGold Ashanti Limited share price	Spot (+$3)	(23)	(23)

	2011

	Change in underlying factor (-)	Non-hedge accounted	Total change in fair value
		$	$

Convertible bonds
AngloGold Ashanti Limited share price	Spot (-$3)	21	21

Mandatory convertible bonds

The mandatory convertible bond valuation is primarily linked to the AngloGold Ashanti Limited share price traded on the New York Stock Exchange (NYSE) and fluctuates with reference to the NYSE share price and market interest rates. An increase or decrease of $3 in the AngloGold Ashanti Limited share price will generally impact the value of the mandatory convertible bond liability in a stable interest environment by approximately $39 million.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of debt at December 31, 2011 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2011

	Change in exchange rate	Change in borrowings total
		$

Debt
ZAR denominated (R/$)	Spot (+R1)	(4)
BRL denominated (BRL/$)	Spot (+BRL0.25)	(1)
NAD denominated (NAD/$)	Spot (+NAD1)	(3)

	2011

	Change in exchange rate	Change in borrowings total
		$

Debt
ZAR denominated (R/$)	Spot (-R1)	5
BRL denominated (BRL/$)	Spot (-BRL0.25)	1
NAD denominated (NAD/$)	Spot (-NAD1)	4

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable

12B.	Warrants and Rights

Not applicable

12C.	Other Securities

Not applicable

12D.	American Depositary Shares

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

Service	Fees (USD)

Issuance of ADSs	Up to 5 cents per ADS(1)
Cancellation of ADSs	Up to 5 cents per ADS(1)
Distribution of cash dividends or other cash distributions	Up to 2 cents per ADS(2)
Distribution of securities pursuant to
• (i) stock dividends, free stock distributions or
• (ii) exercises of rights to purchase additional ADSs	Up to 5 cents per ADS(2)
ADR Depositary Services fee	Up to 2 cents per year(2)

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

For further information, refer to “Item 10B.: Memorandum and articles of association – The deposit agreement”.

12D.4 Depositary Payments for 2011

For the year ended December 31, 2011, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $725,780 (2010: $798,343) mainly for contributions towards the company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures: As of December 31, 2011 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13(a) – 15(e) and 15(d) – 15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

(b)

Management’s Annual Report on Internal Control over Financial Reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as defined in the Exchange Act Rule 13(a) – 15(f) and 15(d) -15(f). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

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

(c)

Changes in Internal Control over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) – 15 during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

(d)

Attestation Report of the Registered Public Accounting Firm: The company’s independent registered accounting firm, Ernst & Young Inc., has issued an audit report on the effectiveness of the company’s internal control over financial reporting. This report appears below.

/s/ M Cutifani	/s/ S Venkatakrishnan
Mark Cutifani	SrinivasanVenkatakrishnan
Chief Executive Officer	Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AngloGold Ashanti Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 consolidated financial statements of AngloGold Ashanti Limited and our report dated April 23, 2012 expressed an unqualified opinion thereon.

Ernst & Young Inc.

Registered Auditor

Johannesburg, Republic of South Africa

April 23, 2012

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Membership of the audit and corporate governance committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of King III, which became effective in March 2010, and the requirements of the Companies Act of 2008, which became effective on May 1, 2011. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee’s chairman, Prof Wiseman Nkuhlu is the Audit and Corporate Governance committee’s financial expert. Three of the four members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.

ITEM 16B: CODE OF ETHICS AND WHISTLE BLOWING POLICIES

In order to comply with the company’s obligation in terms of the Sarbanes-Oxley Act and King III, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of business principles and ethics for employees and directors, a code of ethics for the chief executive officer, principal financial officer and senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature that affect the company’s interests. The code of business principles and ethics expresses the company’s commitment to the conduct of its business in line with ethical standards and is designed to enable employees and directors perform their roles and duties with integrity and responsibility.

The whistle-blowing policy applies to all companies in the AngloGold Ashanti group and provides a channel for shareholders, employees and the general public to report acts and practices that are in conflict with the company’s business principles, unlawful, financial malpractice or dangers to the public or the environment. Reports are made through several mediums including the intranet, internet, telephone, short messaging system (sms), fax and post. All reports made in terms of the whistle-blowing policy are administered by a third party, Tip-Offs Anonymous, to ensure confidentiality and independence of the process. Reported cases are relayed to management through internal audit. A report is provided to the Executive Committee and the Audit and Corporate Governance Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The process encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or, if unresolved, they should then report these through the whistle-blowing line or directly to internal audit or the legal department.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended December 31, 2011 for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2011 and 2010.

(in millions)	2011 $	2010 $
Audit fees(1)	6.97	7.76
Audit-related fees(2)	6.76	1.98
Tax fees(3)	0.39	0.17
Total	14.12	9.91

Rounding may result in computational differences.

(1)

The Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC. Included in the Audit Fees for 2011 and 2010 are fees paid to the external auditors in respect of SOX, which was implemented in 2006.

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

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2011 were reviewed and approved according to the procedures above. None of the services provided during 2011 were approved under the de minimis exception allowed under the Exchange Act.

No work was performed by persons other than the principal accountant’s employees in respect of the audit of AngloGold Ashanti’s financial statements for 2011.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2011.

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

The company has appointed a Nominations Committee of the board. The nominations committee’s membership comprises only non-executive board members, all of whom are independent, as defined in the JSE Listing Requirements, and is chaired by the independent chairman of the board.

ITEM 16H: MINE SAFETY DISCLOSURE

The information concerning certain mine safety violations or other regulatory matters required pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and this Item 16H is included in Exhibit 19.16 to this annual report on Form 20-F.

PART III

ITEM 17:  FINANCIAL STATEMENTS

Not applicable.

ITEM 18:  FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the “Company”) as of December 31, 2011 and 2010 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of Société d’Exploitation des Mines d’Or de Sadiola S.A. (“Sadiola”), a corporation in which the Company has a 41 percent interest at December 31, 2010, have been audited by other auditors as at December 31, 2010 and for the period then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Sadiola, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Sadiola is stated at $99 million at December 31, 2010, the Company’s equity in net income is stated at $35 million for the period then ended.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2012 expressed an unqualified opinion thereon.

Ernst & Young Inc.

Registered Auditor

Johannesburg, Republic of South Africa

April 23, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and stockholders of Societe d’Exploitation des Mines d’Or de Sadiola S.A.

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

ln our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Societe d’Exploitation des Mines d’Or de Sadiola SA as of December 31, 2010, and the results of its operations and its cash flows for the year ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Inc. Registered Auditor

Bloemfontein, South Africa

May 26, 2011

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED

Consolidated statements of income

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009

(In millions, except share and per share information)

	Notes	2011 $	2010 $	2009 $
Sales and other income		6,642	5,402	3,954

Product sales		6,570	5,334	3,784
Interest, dividends and other		72	68	170
Costs and expenses		4,521	5,021	4,852
Production costs		2,977	2,656	2,229
Exploration costs		279	206	150
Related party transactions	6	(12)	(15)	(18)
General and administrative		287	228	158
Royalties		193	142	84
Market development costs		9	14	10
Depreciation, depletion and amortization		789	720	615
Impairment of assets	5	17	91	8
Interest expense	5	178	151	123
Accretion expense	5	28	22	17
Employment severance costs	5	15	23	14
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	5	(43)	(3)	10
Non-hedge derivative (gain)/loss and movement on bonds	5	(196)	786	1,452

Income/(loss) from continuing operations before income tax and equity income in associates		2,121	381	(898)
Taxation (expense)/benefit	7	(705)	(255)	33
Equity income in associates		59	40	88
Net income/(loss) from continuing operations		1,475	166	(777)
Net income/(loss)		1,475	166	(777)
Less: Net income attributable to noncontrolling interests		(50)	(54)	(48)
Net income/(loss) - attributable to AngloGold Ashanti		1,425	112	(825)
Earnings/(loss) per share attributable to AngloGold Ashanti common stockholders: (cents)
Net income/(loss)	8
Ordinary shares		371	30	(230)
E Ordinary shares		185	15	(115)
Ordinary shares - diluted		317	30	(230)
E Ordinary shares - diluted		171	15	(115)
Weighted average number of shares used in computation	8
Ordinary shares		383,010,809	368,688,159	357,355,126
Ordinary shares - diluted		418,107,439	370,257,765	357,355,126
E Ordinary shares - basic and diluted		2,950,804	3,182,662	3,873,169
Dividend paid per ordinary share (cents)		34	18	13
Dividend paid per E ordinary share (cents)		17	9	7
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Consolidated balance sheets

AT DECEMBER 31, 2011 and 2010

(In millions, except share information)

	Notes	2011 $	2010 $
ASSETS
Current Assets		2,631	1,997
Cash and cash equivalents		1,112	575
Restricted cash	9	35	10
Receivables		351	298
Trade	10	46	53
Recoverable taxes, rebates, levies and duties		170	156
Other	10	135	89
Inventories	11	959	792
Materials on the leach pad	11	98	91
Derivatives	23	-	1
Deferred taxation assets	7	75	214
Assets held for sale	16	1	16
Property, plant and equipment, net	12	6,123	5,926
Acquired properties, net	13	779	836
Goodwill	14	182	180
Other intangibles, net	14	31	17
Other long-term inventory	11	31	27
Materials on the leach pad	11	393	331
Other long-term assets	15	1,001	1,073
Deferred taxation assets	7	14	1
Total assets		11,185	10,388
LIABILITIES AND EQUITY
Current liabilities		919	1,004
Trade accounts payable		473	404
Payroll and related benefits		186	175
Other current liabilities	17	120	153
Short-term debt	18	30	133
Short-term debt at fair value	18	2	2
Tax payable		108	134
Liabilities held for sale	16	-	3
Other non-current liabilities	17	63	69
Long-term debt	18	1,715	1,730
Long-term debt at fair value	18	758	872
Derivatives	23	93	176
Deferred taxation liabilities	7	1,242	1,200
Provision for environmental rehabilitation	5 / 19	653	530
Provision for labor, civil, compensation claims and settlements		35	38
Provision for pension and other post-retirement medical benefits	25	185	180
Commitments and contingencies	20	-	-
Equity		5,522	4,589
Common stock
Share capital - 600,000,000 (2010 - 600,000,000) authorized common stock of 25 ZAR cents each. Share capital - 4,280,000 (2010 - 4,280,000) authorized E ordinary shares of 25 ZAR cents each. Ordinary shares issued 2011 - 381,915,437 (2010 - 380,769,139). E ordinary shares issued 2011 - 1,050,000 (2010 - 1,120,000)		13	13
Additional paid in capital		8,740	8,670
Accumulated deficit		(2,575)	(3,869)
Accumulated other comprehensive income		(832)	(385)
Other reserves		36	37
Total AngloGold Ashanti stockholders’ equity		5,382	4,466
Noncontrolling interests		140	123

Total liabilities and equity		11,185	10,388
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Consolidated statements of cash flows

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009

(In millions)

	Notes	2011 $	2010 $		2009 $
Net cash provided by operating activities		2,550	1,038		443
Net income/(loss)		1,475	166		(777)
Reconciled to net cash provided by operations:
Loss on sale of assets, realization of loans, indirect taxes and other		27	22		18
Depreciation, depletion and amortization		789	720		615
Impairment of assets		17	91		8
Deferred taxation		299	138		(199)
Cash utilized for hedge book settlements		-	(2,611)		(797)
Movement in non-hedge derivatives and bonds		(196)	2,544		1,689
Equity income in associates		(59)	(40)		(88)
Dividends received from associates		111	143		101
Other non cash items		29	48		(125)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits		189	131		19
Effect of changes in operating working capital items:
Receivables		(13)	(153)		(44)
Inventories		(244)	(215)		(169)
Accounts payable and other current liabilities		126	54		192
Net cash used in investing activities		(1,603)	(1,887)		(268)
Available for sale investments acquired		(47)	(22)		(12)
Held to maturity investments acquired		(100)	(92)		(77)
Associates and equity accounted joint ventures acquired		(8)	(3)		(354)
Contributions to associates and equity accounted joint ventures		(107)	(41)		-
Proceeds on disposal of associates		-	1		-
Associates and equity accounted joint ventures loans advanced		(25)	(3)		(2)
Associates loans repaid		-	-		-
Additions to property, plant and equipment		(1,393)	(973)		(1,019)
Expenditure on intangible assets		(16)	-		-
Proceeds on sale of mining assets		19	69		1,142
Proceeds on sale of available for sale investments		2	79		2
Proceeds on redemption of held to maturity investments		89	63		79
Cash outflows from derivatives purchased		-	(984)		(18)
Loans receivable advanced		-	(6)		-
Loans receivable repaid		4	-		1
Proceeds on disposal of subsidiary		9	-		-
Cash of subsidiary disposed		(11)	-		-
Change in restricted cash		(19)	25		(10)
Net cash (used)/generated by financing activities		(319)	230		303
Short-term debt repaid		(118)	(1,522)		(1,867)
Short-term debt raised		9	363		1,014
Issuance of stock		10	798		306
Share issue expenses		(1)	(20)		(11)
Long-term debt repaid		(150)	(120)		(864)
Long-term debt raised		100	1,953		1,760
Debt issue costs		-	(39)		(14)
Cash outflows from derivatives with financing		-	(1,066)		-
Cash inflows from derivatives with financing		-	-		35
Dividends paid to common stockholders		(131)	(67)		(45)
Dividends paid to noncontrolling interests		(38)	(50)		(11)

Net increase/(decrease) in cash and cash equivalents		628	(619)		478
Effect of exchange rate changes on cash		(102)	105		47
Cash and cash equivalents - January 1,		586	1,100		575
Cash and cash equivalents - December 31,		1,112	586	(1)	1,100

(1)	Includes cash and cash equivalents of held for sale assets of $11 million at December 31, 2010.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Consolidated statements of stockholders’ equity

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009

(In millions, except share information)

			AngloGold Ashanti stockholders
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income* $	Accumulated deficit $	Other reserves $	Noncontrolling interests $	Total $
Balance - January 1, 2009	354,027,761	12	7,502	(1,148)	(3,044)	-	84	3,406
Net (loss)/income					(825)		48	(777)
Translation gain				320			6	326
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				97			1	98
Net loss on cash flow hedges, net of tax				(12)				(12)
Hedge ineffectiveness on cash flow hedges, net of tax				5				5
Net gain on available-for-sale financial assets arising during the period, net of tax				72				72
Realized loss in earnings on available-for-sale financial assets during the period, net of tax				12				12
Other comprehensive income								501
Comprehensive loss								(276)
Share of capital transaction at equity accounted joint venture						37		37
Stock issues as part of equity offering	7,624,162	-	280					280
Stock issues as part of Share Incentive Scheme	1,131,916	-	25					25
Stock issues in exchange for E Ordinary shares cancelled	1,181	-	3					3
Stock issues transferred from Employee Share Ownership Plan to exiting employees	189,787	-	7					7
Stock based compensation expense			19					19
Dividends					(45)		(11)	(56)
Balance - December 31, 2009	362,974,807	12	7,836	(654)	(3,914)	37	128	3,445
Net income					112		54	166
Translation gain				229			5	234
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				20				20
Net gain on available-for-sale financial assets arising during the period, net of tax				69				69
Release on disposal of available-for-sale financial assets during the period, net of tax				(51)				(51)
Realized loss in earnings on available-for-sale financial assets during the period, net of tax				2				2
Other comprehensive income								274
Comprehensive income								440
Stock issues as part of equity offering	18,140,000	1	772					773
Stock issues as part of Share Incentive Scheme	823,411	-	26					26
Stock issues in exchange for E Ordinary shares cancelled	-	-	12					12
E Ordinary shares of common stock cancelled - Izingwe Holdings	(280,000)	-	-					-
Stock issues transferred from Employee Share Ownership Plan to exiting employees	230,921	-	10					10
Stock based compensation expense			14					14
Dividends					(67)		(64)	(131)
Balance - December 31, 2010	381,889,139	13	8,670	(385)	(3,869)	37	123	4,589
Net income					1,425		50	1,475
Translation loss				(388)			(6)	(394)
Net loss on available-for-sale financial assets arising during the period, net of tax				(81)				(81)
Release on disposal of available-for-sale financial assets during the period, net of tax				1				1
Realized loss in earnings on available-for-sale financial assets during the period, net of tax				21				21
Other comprehensive income								(453)
Comprehensive income								1,022
Share of equity accounted joint venture’s other comprehensive income						(1)		(1)
Stock issues as part of Share Incentive Scheme	889,593	-	33					33
Stock issues in exchange for E Ordinary shares cancelled	99,747	-	20					20
E Ordinary shares of common stock cancelled - Izingwe Holdings	(70,000)	-	-					-
Stock issues transferred from Employee Share Ownership Plan to exiting employees	156,958	-	7					7
Stock based compensation expense			10					10
Dividends					(131)		(27)	(158)
Balance - December 31, 2011	382,965,437	13	8,740	(832)	(2,575)	36	140	5,522

*The cumulative translation loss included in accumulated other comprehensive income amounted to $924 million (2010: $536 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $1 million (2010: $1 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $2 million (2010: $2 million). The cumulative gain, net of deferred taxation of $nil million (2010: $nil million), included in accumulated other comprehensive income in respect of available for sale financial assets amounted to $30 million (2010: $89 million). The cumulative gain included in accumulated other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2010: $64 million). This gain is offset by $64 million (2010: $64 million) arising from translation of net investments in foreign entities.

As at December 31, 2011 and 2010, $305 million and $133 million, respectively, of retained earnings arising from the Company’s equity accounted joint ventures and certain subsidiaries may not be remitted without third-party shareholder consent.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Notes to the consolidated financial statements

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009

(In millions, except share and per share information)

1.	NATURE OF OPERATIONS

AngloGold Limited was founded in June 1998 with the consolidation of the gold mining interests of Anglo American plc. AngloGold Ashanti Limited, as the company exists today, was formed on April 26, 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited.

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the Company also produces silver, uranium oxide and sulfuric acid as by-products. The Company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:
• South Africa (comprising the Vaal River and West Wits operations)
• Continental Africa (comprising Ghana, Guinea, Mali, Namibia and Tanzania operations)
• Australasia (comprising Australia)
• Americas (comprising Argentina, Brazil and United States of America)

2.	ACCOUNTING CHANGES

Disclosures about the credit quality of financing receivables and the allowance for credit losses

In July 2010, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“the Codification” or “ASC”) guidance was issued for the disclosure of the allowance for credit losses and financing receivable modifications. The expanded disclosures include roll-forward schedules of the allowance for credit losses and enhanced disclosure of financing receivables that were modified during a reporting period and those that were previously modified and have re-defaulted. The new disclosure requirements are required for interim and annual periods beginning on or after December 15, 2010. Except for presentation changes, the adoption had no impact on the Company’s financial statements.

In July 2010, the FASB issued guidance to address concerns about the sufficiency, transparency, and robustness of credit risk disclosures for financing receivables and the related allowance for credit losses. The guidance requires that entities disclose information at disaggregated levels. The expanded disclosures include information regarding the credit quality of receivables as of the end of a reporting period.

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

In January 2010, the FASB ASC guidance for disclosures about fair value measurements was updated requiring level 3 disclosure details regarding separate information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of the updated guidance had no impact on the Company’s financial statements as the Company does not have Level 3 fair value measurements.

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

2011 acquisitions
The Company made the following acquisition during the year:

• Acquisition of an interest in First Uranium

On July 22, 2011, AngloGold Ashanti acquired 47,065,916 shares (or 19.79 percent) in First Uranium Corporation, a Canadian incorporated company, from Village Main Reef Limited, a South African incorporated company, at a price of CAD0.60 per share ($0.64 per share), representing an aggregate consideration of $30 million.

2011 disposal
The Company’s disposal during the year included:

• Disposal of ISSI

AngloGold Ashanti disposed of its subsidiary ISS International Limited (“ISSI”) during the first quarter of 2011. The Company entered into a memorandum of understanding with The Institute of Mine Seismology relating to the disposal of ISSI. The sale was concluded on February 28, 2011, proceeds amounted to $9 million and the Company realized a profit of $2 million on disposal.

2010 disposals
The Company’s disposals during the year included:

• Disposal of Tau Lekoa

On February 17, 2009, AngloGold Ashanti announced the terms of the sale of its Tau Lekoa mine, together with the adjacent properties Weltevreden, Jonkerskraal and Goedgenoeg, to Simmer & Jack Mines Limited (“Simmers”). The sale was concluded effective August 1, 2010. The selling price of R600 million ($85 million) was payable in two tranches, R450 million ($64 million) was paid in cash on August 4, 2010 with the remaining R150 million ($21 million) (which was subject to certain offset adjustments) being settled on November 1, 2010. The Company realized a loss of $7 million on the sale of Tau Lekoa.

• Disposal of B2Gold

AngloGold Ashanti realized net proceeds of $68 million from the sale of its entire holding of 31,556,650 shares in Vancouver-based gold producer B2Gold Corp (“B2Gold”). This stake, equivalent to about 10.17 percent of B2Gold’s outstanding shares, was sold on November 9, 2010 and the Company realized a profit of $45 million on disposal. The Company acquired a 15.9 percent direct interest in B2Gold during May 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)

2009 acquisitions
The Company made the following acquisitions during the year:

• Acquisition of an effective 45 percent interest in the Kibali gold project

With effect from December 22, 2009, AngloGold Ashanti and Randgold Resources Limited (“Randgold”) each hold an effective 45 percent interest in the Kibali gold project (formerly the Moto gold project), while Société des Mines d’Or de Kilo-Moto (“SOKIMO”) (formerly L’Office des Mines d’Or de Kilo-Moto (“OKIMO”)), a Congolese parastatal, holds the remaining 10 percent stake, thereby maintaining the continued vested interest of the Government of the Democratic Republic of the Congo (“the DRC”) in the Kibali gold project.

The purchase price for the acquisition of AngloGold Ashanti’s initial interest of 35 percent in the Kibali gold project was funded by an offering of 7,624,162 ordinary shares at an issue price of $37.25 per ADS (or R288.32 per ordinary share) which represented a 3 percent discount to the closing price of its ADS on the NYSE on August 31, 2009. The offering closed on September 8, 2009 and AngloGold Ashanti received total gross proceeds, before underwriting discounts and expenses, of $284 million. Total consideration for the effective 45 percent interest acquired in the Kibali gold project amounted to $345 million.

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

2009 disposal
The Company’s disposal during the year included:

• Disposal of Boddington Gold Mine

On January 28, 2009, AngloGold Ashanti announced that it had agreed to sell its 33.33 percent interest in the Boddington Gold Mine to Newmont Mining Corporation (“Newmont”). The transaction was completed on June 26, 2009 and the Company realized a profit of $56 million on the sale.

In terms of the agreement, the Company received payment of $750 million in cash during June 2009 and a further $240 million in December 2009. In addition, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty commenced on July 1, 2010 and is capped at a total amount of $100 million. All refunds and reimbursements between the Company and Newmont have been settled.

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

All significant intercompany transactions and balances are eliminated in consolidation.

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

Goodwill relating to associates and incorporated joint ventures is included in the carrying value of the Company’s investment. The total carrying value of equity accounted investments in associates and incorporated joint ventures, including goodwill, is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary or at least annually. When an impairment indicator exists, the carrying value of the Company’s investment in those entities is written down to its fair value. The Company’s share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the Company, is included in the consolidated financial statements based on the results reported by those investees for their financial years. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the Company.

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

•	all resulting exchange differences are recognized as a separate component of equity and included within accumulated other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

4.3	Foreign currency transactions and foreign currency statements (continued)

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

4.4	Segmental reporting

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

Cash and cash equivalents consist of cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value. Restricted cash, classified as short-term, is reported separately in the consolidated balance sheets. Cash that is restricted as to withdrawal or use for other than current operations is classified as non-current and is included in Other long-term assets.

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

Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proven and probable mineral reserves. Main shafts are depleted using the units-of-production method based on total proven and probable reserves as the shaft will be used over the life of the mine. Other infrastructure costs including ramps, stopes, laterals, etc. and ore reserve development are depleted using proven and probable reserves applicable to that specific area. When an area is vacated and there is no longer an intention to mine due to a change in mine plans, all costs that have not been depleted are written off.

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

Both Brownfield properties and Greenfield mineral interests are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Both Brownfield properties and Greenfield mineral interests are evaluated for impairment as held-for-use assets in accordance with the Company’s asset impairment accounting policy. See Note 4.13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

4.11	Other mining costs
Other mining costs including repair and maintenance costs incurred in connection with major maintenance activities are charged to the income statement as incurred.

4.12	Goodwill and other intangibles
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

Software
Software purchased, including direct costs associated with customization and installation of the software, is capitalized as other intangible assets.

Internally-developed software is capitalized when it meets the criteria for capitalization. Other software development expenditure is charged to the income statement as incurred. Software is amortized on a straight-line basis over its useful life which is determined to be the lesser of:

• the license period of the software;
• the period to the manufacturer’s next announced upgrade that management intends to implement; or
• three years.

Useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

4.14	Borrowing costs

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

The Company’s operation involves dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities and resolution of disputes arising from federal, state, and international tax audits. A tax position is recognized in the financial statements when it is ‘more-likely-than-not’ that the tax position will be sustained upon examination by the relevant taxing authority based on the technical merits. The Company recognizes tax liabilities for anticipated tax audit issues in tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company recognizes interest and penalties, if any, in the income statement as part of taxation expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

4.18	Asset retirement obligations and rehabilitation costs
The Company accounts for asset retirement obligations (“AROs”) in accordance with the FASB ASC guidance on accounting for asset retirement obligations.

AROs, also referred to as decommissioning costs, arise from the acquisition, development, construction and operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation arises from activities that are operational in nature and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different from the liability recorded.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

4.20	Financial instruments (continued)

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

Cash flows from derivative instruments accounted for as cash flow hedges and non-hedge derivatives are included in net cash provided by operating activities in the consolidated statements of cash flows. Contracts that contain ‘off-market’ terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified as financing activities within the consolidated statements of cash flows. Contracts that contain ‘off-market’ terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated statements of cash flows.

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

Dividends are recognized when declared by the board of directors. Dividends may be payable in Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis. Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. Under South African law, the Company may declare and pay dividends from any reserves included in total shareholders’ equity (including share capital and premium) calculated in accordance with International Financial Reporting Standards (“IFRS”), subject to the solvency and liquidity test per the Companies Act.

4.24	Earnings per share

Earnings and diluted earnings per share have been calculated, for each class of common stock outstanding, using the two class method which requires that basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of Ordinary shares and, if dilutive, potential common shares outstanding during the period. The computation of the diluted income (loss) per share of Ordinary shares assumes the conversion of E Ordinary shares.

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

The Company understands that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by the following amounts:

	2011	2010	2009

Net income ($ millions)	10	27	16
Earnings per share (1)(cents)	3	7	4

Retained income - January 1 ($ millions)	113	86	70
Retained income - December 31 ($ millions)	123	113	86

(1) Impact per basic and diluted earnings per common share.

4.26	Stock-based compensation plans
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

Goodwill impairment testing

In September 2011, the FASB issued updated guidance which simplifies how an entity tests goodwill for impairment. The guidance allows both public and nonpublic entities an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The guidance also includes examples of the types of events and circumstances to consider in conducting the qualitative assessment. The amendments will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption of the updated guidance of how goodwill is tested for impairment to have a material impact on the Company’s financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued guidance for disclosures about comprehensive income. The guidance is intended to increase the prominence of other comprehensive income in financial statements. The main provisions of the guidance provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one statement or two consecutive statements. The current option in US GAAP that permits the presentation of other comprehensive income in the statement of changes in equity will be eliminated. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. The Company plans to adopt the two consecutive statement approach and does not expect the adoption of this guidance to have a material impact on the Company’s financial statements. In December 2011, the FASB deferred the requirement in the guidance to present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. The amendments of this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

Fair value measurements

In May 2011, the FASB issued updated guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within US GAAP. The update will supersede most of the FASB ASC guidance for fair value measurements, although many of the changes are clarifications of existing guidance or wording changes. The amendments are effective in the first quarter of 2012. The Company does not expect the adoption of the updated guidance to have a material impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES

Employment severance costs

	2011	2010	2009
	$	$	$

South Africa	9	19	10
Continental Africa	3	1	3
Americas	3	3	1

	15	23	14

Employee severance costs were due to retrenchments reflecting downsizing and rationalization of operations resulting in a planned reduction in workforce.

Interest expense

	2011	2010	2009
	$	$	$

Finance costs on rated bonds (1)	56	38	-
Finance costs on convertible bonds (2)	25	22	18
Finance costs on mandatory convertible bonds (3)	47	13	-
Finance costs on bank loans and overdrafts	10	19	55
Unwinding of discount on convertible bonds	28	27	18
Amortization of deferred loan fees (4)	7	20	31
Capital lease charges	5	5	3
Discounting of non-current trade and other debtors	-	6	6
Other	3	1	5

	181	151	136
Less : Amounts capitalized on qualifying assets	(3)	-	(13)

	178	151	123

(1)

On April 28, 2010, AngloGold Ashanti Holdings plc issued $1.0 billion of 10-year and 30-year unsecured notes. The issue consisted of $700 million of 10-year unsecured notes at a semi-annual coupon of 5.375 percent and $300 million of 30-year unsecured notes at a semi-annual coupon of 6.5 percent. See Note 18.

(2)

The $1.0 billion 2.375 percent convertible bond (issued February 27, 2004) was repaid on February 27, 2009. On May 22, 2009, AngloGold Ashanti Holdings Finance plc issued $732.5 million 3.5 percent guaranteed convertible bonds due May 2014, convertible into ADSs. See Note 18.

(3)	In September 2010, AngloGold Ashanti Holdings Finance plc issued $789 million of mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. See Note 18.
(4)	Includes a once-off charge of $8 million related to the cancellation of debt facilities during 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES (continued)

Impairment of assets

Impairments are made up as follows:

	2011	2010	2009
	$	$	$

South Africa
Impairment of abandoned shaft pillar development at TauTona(1)	9	-	-
Impairment and write-off of Savuka(2)	3	16	-
Impairment and write-off of waste wash plant at Kopanang mine(3)	2	-	-
Below 120 level at TauTona(4)	-	47	-
Impairment of Tau Lekoa(5)	-	8	4
Continental Africa
Impairment and write-off of vehicles and mining equipment at Obuasi mine	2	-	-
Impairment of Iduapriem obsolete tailings storage facility(6)	-	8	-
Impairment and write-off of vehicles and heavy mining equipment at Geita mine	-	5	-
Impairment and write-off of tailings treatment plant at Obuasi mine(7)	-	3	-
Impairment and write-off of oxide treatment plant at Obuasi mine(8)	-	-	4
Americas
Write-off of mining assets at Serra Grande	-	3	-
Other
Impairment and write-off of various minor tangible assets and equipment	1	1	-

	17	91	8

(1)

Due to a change in the mine plan resulting from safety related concerns following seismic activity, the VCR shaft pillar and ore pass development have been abandoned and is no longer expected to generate future cash flows.

(2)	Due to a further change in the mine plan during 2011, the Savuka assets have been abandoned and are not expected to generate future cash flows.
(3)	The use of the waste wash plant was discontinued as it did not yield the desired benefit.
(4)

Due to a change in the mine plan resulting from safety related concerns following seismic activity, a portion of the below 120 level development has been abandoned and is not expected to generate future cash flows.

(5)

Following the classification of Tau Lekoa as held for sale in 2009, impairment testing was performed on the held for sale asset. As the estimated fair value less costs to sell did not support the carrying value, an impairment was recorded for held for sale assets. The sale of Tau Lekoa was concluded effective August 1, 2010.

(6)	The use of the tailings storage facility was discontinued as no further economic benefit is expected to be derived.
(7)	Due to safety related concerns the use of the tailings treatment plant was discontinued.
(8)	Due to damage suffered by the leach tanks of the treatment plant, its use was discontinued in 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES (continued)

The following estimates and assumptions were used by management when reviewing goodwill and long-lived assets for impairment:

•

the gold price assumption represented management’s best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information including current prices, historical averages, and forward pricing curves. The long-term gold price is based on a range of economic and market conditions expected to exist over the remaining useful life of the assets; (1)

•

proven and probable ore reserves as well as value beyond proven and probable reserves estimates. For these purposes proven and probable ore reserves of approximately 75.6 million ounces (including joint ventures) as at December 31, 2011 were determined;

•

the real pre-tax discount rate is commensurate with the risks involved which is consistent with the basis used in 2010. The risk factors considered were country risk as well as asset risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor was based on the Company’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;

•	foreign currency cash flows were translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency; and
•	cash flows used in impairment calculations were based on life of mine plans.

Estimates and assumptions used by management included the following:

		2011 $ per ounce	2010 $ per ounce	2009 $ per ounce

(1)	Long-term real gold price	1,530	1,113	906

The real pre-tax discount rates applied in the 2011 impairment calculations on reporting units with significant assigned goodwill were as follows:

Percentage

Australasia
Sunrise Dam	8.4%
Americas
Cripple Creek	7.4%

In addition to the gold price and discount rate assumptions described above, the factors affecting the estimates include:

•	changes in proven and probable ore reserves as well as value beyond proven and probable reserves;
•	the grade of ore reserves as well as value beyond proven and probable reserves may vary significantly from time to time;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues; and
•	changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES (continued)

Environmental rehabilitation obligations

Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.

$

The following is a reconciliation of the total liabilities for asset retirement obligations:

Balance as at December 31, 2010	530
Additions to liabilities	5
Liabilities settled	(18)
Accretion expense	28
Change in assumptions(1)	140
Other movements	2
Translation	(34)

Balance as at December 31, 2011	653

(1)

Revisions relate to change in mine plans resulting in accelerated cash flows, change in economic assumptions and discount rates, change in design of tailing storage facilities and in methodology following requests from the environmental protection agency. These liabilities are anticipated to unwind beyond the end of the life of mine.

These liabilities mainly relate to obligations at the Company’s active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.

Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company’s control. The monies in the trust and bond are invested primarily in interest bearing debt securities and cash and are included in Other long-term assets in the Company’s consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash and are included in Other long-term assets in the Company’s consolidated balance sheet. As at December 31, the carrying amounts and estimated fair values of balances held in the trust and bond were as follows:

	December 31, 2011		December 31, 2010

	Carrying amount $	Fair value $	Carrying amount $	Fair value $

Securities	111	114	117	118
Cash	22	22	32	32

	133	136	149	150

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

Rental expense(1)

	2011 $	2010 $	2009 $

Comprising of:
Minimum rentals	29	23	33

(1)Included in production costs for each period presented.

Future minimum rental payments are:
2012	23
2013	1
2014	1
Thereafter	-

	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES (continued)

(Profit)/loss on sale of assets, realization of loans, indirect taxes and other

		2011 $	2010 $	2009 $

	Impairment of investments	21	2	12
	Loss on disposal of land, equipment and assets, mineral rights and exploration properties	8	19	13
	Black economic empowerment transaction restructuring costs for Izingwe Holdings (Proprietary) Limited	7	-	-
	Indirect tax expenses and legal claims(1)	6	17	29
	Royalties received(2)	(79)	(8)	-
	Insurance claim recovery on capital items at Obuasi	(3)	-	-
	Profit on disposal of the Company’s subsidiary ISS International Limited(3)	(2)	-	-
	Reassessment of other receivables	(1)	9	7
	Mandatory convertible bonds underwriting and professional fees	-	26	-
	Loss on sale of Tau Lekoa Gold mine(4)	-	7	-
	Mining contractor termination costs	-	1	-
	Profit on disposal of investments(5)	-	(52)	-
	Net insurance claim recovery(6)	-	(19)	(7)
	(Recovery)/loss on consignment inventory	-	(5)	12
	Profit on disposal of joint venture interest in Boddington Gold mine in Australia(7)	-	-	(56)

		(43)	(3)	10

(1)	Indirect taxes and legal claims are in respect of:
	Guinea	9	10	7
	Ghana	5
	Argentina	2
	Namibia	1
	Tanzania	(10)	6	25
	Brazil	(1)		(3)
	South Africa		1
(2)	Royalties received include:
	Newmont Mining Corporation (2009 Boddington Gold mine sale)	(38)	(4)
	Franco Nevada Corporation (2011 sale of royalty stream in Ayanfuri mine)	(35)
	Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine)	(5)	(3)
	Other royalties	(1)	(1)
(3)

ISS International Limited (“ISSI”) was classified as held for sale effective November 3, 2010, after AngloGold Ashanti entered into a memorandum of understanding with the Institute of Mine Seismology for the disposal of ISSI. The sale was concluded on February 28, 2011.

(4)	The sale of Tau Lekoa Gold mine was concluded effective August 1, 2010.
(5)	Profit on disposal of investments include:
	B2Gold Corporation (Colombia)		(45)
	Red 5 Limited (Australia)		(7)
(6)

Includes business interruption insurance following a seismic event which resulted in the suspension of operations at Savuka Gold mine (in South Africa) during 2009. The Company recovered $46 million from its insurers. Amounts received included:

	Business interruption recoveries		(19)	(11)
	Reimbursement of costs (included in Production costs)		(16)
(7)	Included $31 million foreign exchange transaction loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES (continued)

Non-hedge derivative (gain)/loss and movement on bonds

Non-hedge derivative (gain)/loss

	2011 $	2010 $	2009 $

(Gain)/loss on non-hedge derivatives	(83)	703	1,452

The net gain recorded for the year ended December 31, 2011 relates to the fair value movements of the conversion features of convertible bonds amounting to $84 million (see Note 18) and the revaluation of non-hedge derivatives resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities during the year, amounting to a loss of $1 million.

During 2010, the Company eliminated its gold hedge book. The loss of scheduled hedge book maturities during 2010 was $27 million. Loss on non-hedge derivatives includes a realized loss of $2,698 million relating to the final tranche of the accelerated hedge buy-back that commenced in September 2010 and was concluded on October 7, 2010. The final phase of the hedge restructuring was funded with proceeds from the equity offering (see Note 21) and the three-year mandatory convertible bonds (see Note 18) issued in September, as well as cash from internal sources and debt facilities.

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

Effects of the accelerated hedge settlements

	2011 $	2010 $	2009 $

Accelerated hedge settlement of non-hedge derivatives	-	2,698	797
Previously designated NPSE contracts	-	405	580
Other non-hedge derivative contracts	-	2,293	217

As a result of the accelerated cash settlement of the normal purchase and sale exempted (“NPSE”) contracts during July 2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. Management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.

The hedge buy-back and re-designation of contracts effected in 2009 resulted in an increase in current non-hedge derivative liabilities and a consequential loss on non-hedge derivatives. During 2010, all the contracts that were previously designated as NPSE were closed out and recorded as a non-hedge derivative loss.

The effect of the NPSE re-designation in July 2009 and subsequent accounting for these contracts is stated below.

	2011 $	2010 $

Liability at beginning of period	-	556
Fair value movements (recorded in non-hedge derivative (gain)/loss)	-	131
Realized settlements	-	(687)

Liability as at December 31	-	-

Movement on bonds

	2011 $	2010 $	2009 $

Fair value (gain)/loss on mandatory convertible bonds (See Note 18)	(113)	83	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	RELATED PARTY TRANSACTIONS
The Company had the following transactions with related parties during the years ended December 31, 2011, 2010 and 2009:

	December 31, 2011		December 31, 2010		December 31, 2009

	Purchases (by)/from related party	Amounts owed to/(by) related party	Purchases (by)/from related party	Amounts owed to/(by) related party	Purchases (by)/from related party
(in millions)	$	$	$	$	$

Purchases of goods and services (by)/from equity accounted joint ventures and associates
Margaret Water Company	6	-	3	-	1
Societe d’Exploitation des Mines d’Or de Sadiola S.A.	(12)	(2)	(8)	(2)	(10)
Societe d’Exploitation des Mines d’Or de Yatela S.A.	(2)	(1)	(3)	-	(3)
Societe des Mines de Morila S.A.	(4)	-	(8)	(1)	(6)
Trans-Siberian Gold plc	-	-	1	-	-

	(12)	(3)	(15)	(3)	(18)

Amounts due by joint venture and associate related parties arising from purchases of goods and services are unsecured and non-interest bearing. See Note 10.

As at December 31, 2011 and 2010, there are no outstanding balances arising from purchases of goods and services owed to related parties.

Loans due by equity accounted joint ventures and associates included in Other long-term assets

	2011 $	2010 $

Oro Group (Proprietary) Limited (1)	1	2
AuruMar (Proprietary) Limited (joint venture) (2)	5	5
Orpheo (Proprietary) Limited (3)	-	1
Trans-Siberian Gold plc (4)	3	-
Thani Ashanti Alliance Limited (joint venture) (5)	20	-

(1)	The loan bears interest at a rate determined by the Oro Group (Proprietary) Limited’s board of directors and is repayable at their discretion.
(2)	The loan is unsecured, interest free and there are no fixed terms of repayment.
(3)	The loan was written off during 2011. The write-off is included in equity income in associates.
(4)	The loan is unsecured, bears interest at 8 percent per annum and is repayable in April 2012.
(5)	The loan bears interest at a margin of 0.95 percent over the Johannesburg Interbank Agreed Rate (“JIBAR”) and is repayable in December 2012.

There are no allowances for credit losses relating to the loans described above. Credit quality of loans is monitored on an ongoing basis.

As at December 31, 2011 and 2010, there are no outstanding balances arising from loans owed to related parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	TAXATION

		2011	2010	2009
		$	$	$

Income/(loss) from continuing operations before income tax and equity income in associates was derived from the following jurisdictions:
	South Africa	813	203	(340)
	Continental Africa	745	391	(249)
	Australasia	(25)	(149)	(147)
	Americas	690	282	(19)
	Other, including Corporate and Non-gold producing subsidiaries(1)	(102)	(346)	(143)

		2,121	381	(898)

(1)	The decrease in the loss is mainly due to fair value movements on the mandatory convertible and rated bonds.

(Charge)/benefit for income taxes attributable to continuing operations is as follows:
Current:
	South Africa(1)	(128)	106	(36)
	Continental Africa(2)	(146)	(81)	(38)
	Australasia(3)	-	(36)	(34)
	Americas(4)	(124)	(106)	(54)
	Other	(8)	-	(4)

Total current		(406)	(117)	(166)

(1)

The increase in the tax charge in 2011 is mainly due to higher income and non-hedge derivative losses having been fully utilized during the current year. The tax benefit in 2010 is mainly related to tax benefits on losses relating to the early hedge settlement and tax benefits relating to prior years.

(2)

The increase in the tax charge in 2011 is mainly due to net operating losses at Geita having been fully utilized during the current year. The increase in the tax charge in 2010 is mainly related to higher earnings at Siguiri and Iduapriem from an improved gold price as well as lower capital expenditure.

(3)

The lower tax charge in 2011 is due to lower earnings resulting from flooding and the ramp failure which severely affected all aspects of the operation at Sunrise Dam during 2011. The increase in the tax charge in 2010 is due to higher taxable earnings from an improved gold price.

(4)	The increase in the tax charge in 2011 mainly relates to higher earnings in line with the improved gold price.

Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate.

Deferred:
	South Africa(1)	(212)	(119)	141
	Continental Africa(2)	(93)	(19)	27
	Australasia(3)	4	(1)	49
	Americas	2	(1)	(18)
	Other	-	2	-

Total deferred		(299)	(138)	199

Total income and mining tax (expense)/benefit		(705)	(255)	33

(1)

The increase in the tax charge in 2011 is mainly due to the reversal of deferred tax credits on losses utilized. The increase in the tax charge in 2010 related mainly to the reversal of deferred tax on unrealized non-hedge derivative losses. Deferred tax credits in 2009 are mainly from unrealized non-hedge derivative losses arising from an improved gold price and the remaining NPSE contracts being re-designated as non-hedge derivatives and recorded on the balance sheet, following the hedge buy-back in July 2009.

(2)

The increase in the tax charge in 2011 is mainly due to the reversal of deferred tax credits from the utilization of tax losses at Geita. The increase in the tax in 2010 charge is mainly due to the tax benefits at Geita in 2009 not recurring in 2010.

(3)	The deferred tax benefit in 2009 relates to the reversal of timing differences on the sale of Boddington Gold Mine.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	TAXATION (continued)

Estimated deferred taxation rates in South Africa reflect the future anticipated taxation rates at the time temporary differences reverse.

During 2011, 2010 and 2009, deferred taxation in South Africa was provided at the future anticipated taxation rates ranging as follows:

	2011	2010	2009

Maximum anticipated deferred taxation rate	39%	38%	39%
Minimum anticipated deferred taxation rate	36%	35%	36%

The effect of the change in estimated deferred taxation rate in South Africa on the results for 2011, 2010 and 2009 were as follows:

	Year ended December 31

	2011			2010			2009

	Impact	Per basic and diluted common share	(a)(b)	Impact	Per basic and diluted common share	(a)(b)	Impact	Per basic and diluted common share	(a)(b)
	$	cents		$	cents		$	cents

Net (expense)/benefit	(11)	(3)		8	2		21	6

(a) Per basic and diluted ordinary and E ordinary shares.
(b) The calculation of diluted earnings per common share did not assume the effect of the following number of shares as their effects are anti-dilutive.

	2011	2010	2009

Issuable upon the exercise of convertible bonds	-	33,524,615	15,384,615
Issuable upon the exercise of stock incentive options	-	-	1,234,858

Unutilized tax losses

Unutilized tax losses as at December 31, 2011, 2010 and 2009 amounted to:

	2011 $	2010 $	2009 $

Unutilized tax losses (1)	321	1,200	1,032

(1) Decrease in unutilized operating loss carryforwards over 2010 are due to utilization of losses in South Africa, Geita and the Americas.

Unutilized operating loss carryforwards remaining to be used against future profits can be split into the following periods:
Within one year	71
Within one and two years	65
Within two and five years	23
In excess of five years	162

	321

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	TAXATION (continued)

Reconciliation between corporate income tax and statutory income tax is as follows:

	2011	2010	2009
	$	$	$

Corporate income tax at statutory rates	(742)	(133)	314
Formula variation in mining taxation rate	(7)	-	21
Disallowable items(1)	(36)	(107)	(303)
Reversal of valuation allowances	41	24	11
Effect of income tax rates of other countries	50	(46)	(38)
Impact of change in estimated deferred taxation rate	(11)	8	21
Other	-	(1)	7

Total income and mining tax (expense)/benefit	(705)	(255)	33

(1) Disallowable items includes the impact of hedge losses in non-taxable jurisdictions and share expense costs. In 2009, the losses on the hedge settlements were mainly in non-tax effective entities.

Deferred taxation liabilities and assets on the balance sheet as at December 31, 2011 and 2010, relate to the following:

	2011 $	2010 $

Deferred tax liabilities:
Depreciation, depletion and amortization	1,611	1,555
Product inventory not taxed	24	15
Derivatives	8	1
Other	5	34

Total	1,648	1,605

Deferred tax assets:
Provisions, including rehabilitation accruals	(389)	(363)
Derivatives	(1)	(1)
Other	(28)	(5)
Tax loss carry forwards	(69)	(364)

Total	(487)	(733)
Less: Valuation allowances	7	125

Total	(480)	(608)

Disclosed as follows:
Long-term portion deferred taxation assets	14	1
Short-term portion deferred taxation assets	75	214

Long-term portion deferred taxation liabilities	1,242	1,200
Short-term portion classified as other current liabilities. See Note 17.	15	12

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

	2011	2010

South Africa
Losses ($ millions)	3	508

Deferred tax at the anticipated tax rate to be utilized (percent)	37	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	TAXATION (continued)

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

	2011 $	2010 $

Unremitted earnings as at December 31	1,812	1,221

Analysis of valuation allowances The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:

	Balance at beginning of period $	Movement $	Balance at end of period $

Year ended December 31, 2011
- Valuation allowance	125	(118)	7
Year ended December 31, 2010
- Valuation allowance	194	(69)	125
Year ended December 31, 2009
- Valuation allowance	226	(32)	194

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance recorded to reduce the total deferred tax asset to an amount that will, more-likely-than-not, be realized. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which it is more-likely-than-not that these items will not be realized.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	TAXATION (continued)

Uncertain tax positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits, is as follows:

		2011 $	2010 $

Balance at January 1,		52	149
Additions for tax positions of prior years		38	8
Reductions for tax position of prior years		(3)	(113)
Translation		(9)	8

Balance at December 31,		78	52

Unrecognized tax benefits are summarized as follows:
Recognized as a reduction of deferred tax assets		29	-
Recognized in other non-current liabilities (See Note 17) (1)		49	52

Balance at December 31,		78	52

(1) Unrecognized tax benefits which, if recognized, would affect the Company’s effective tax rate.

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. For the years ended and as at December 31, interest recognized and interest accrued amounted to:

	2011 $	2010 $	2009 $

Interest recognized	5	2	9
Interest accrued as at December 31	12	8	53

As at December 31, 2011, the Company’s South African tax assessments for the years 2004 – 2011 remain open to scrutiny by the South African Revenue Service.

In other jurisdictions, the revenue system is based on a self-assessment process, all tax filings due by December 31, 2011 have been filed, and the self-assessed position recorded in the consolidated financial statements. The legislation of individual jurisdictions provides for different periods for the authorities to review the filings with specified expiry dates. The Company is disputing assessments received in some jurisdictions where it operates and these arguments are under consideration by the authorities. Based on current legal advice, the Company does not expect the resolution will significantly affect the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INCOME/(LOSS) PER COMMON SHARE

	2011 $	2010 $	2009 $
The following table sets forth the computation of basic and diluted income/(loss) per share (in millions, except per share data):
Ordinary shares undistributed income/(loss)	1,289	45	(865)
E Ordinary shares undistributed income/(loss)	5	-	(5)

Total undistributed income/(loss)	1,294	45	(870)

Ordinary shares distributed income	131	67	45
E Ordinary shares distributed income	-	-	-

Total distributed income	131	67	45

Numerator - Net income/(loss)

Attributable to Ordinary shares	1,420	112	(820)
Attributable to E Ordinary shares	5	-	(5)

Total attributable to AngloGold Ashanti	1,425	112	(825)

In calculating diluted income/(loss) per ordinary share, the following were taken into consideration:

Income/(loss) attributable to equity shareholders	1,420	112	(820)
Interest expense on convertible bonds	72	-	-
Amortization of issue cost and discount on convertible bonds	31	-	-
Fair value adjustment on convertible bonds included in income	(197)	-	-

Income/(loss) used in calculation of diluted earnings per ordinary share	1,326	112	(820)

Denominator for basic income/(loss) per ordinary share
Ordinary shares	381,621,687	367,664,700	356,563,773
Fully vested options(1)	1,389,122	1,023,459	791,353

Weighted average number of ordinary shares	383,010,809	368,688,159	357,355,126

Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options(2)	1,572,015	1,569,606	-
Dilutive potential of convertible bonds(3)	33,524,615	-	-
Dilutive potential of E Ordinary shares(4)	-	-	-

Denominator for diluted income/(loss) per share – adjusted weighted average number of ordinary shares and assumed conversions	418,107,439	370,257,765	357,355,126

Weighted average number of E Ordinary shares used in calculation of basic and diluted income/(loss) per E Ordinary share	2,950,804	3,182,662	3,873,169

Income/(loss) per share attributable to AngloGold Ashanti common stockholders (cents)
Net income/(loss) per share
Ordinary shares(5)	371	30	(230)
E Ordinary shares	185	15	(115)
Ordinary shares – diluted	317	30	(230)
E Ordinary shares – diluted	171	15	(115)

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

The calculation of diluted income/(loss) per common share did not assume the effect of the following number of shares as their effects are anti-dilutive:

(2) Issuable upon the exercise of stock incentive options			1,234,858
(3) Issuable upon the exercise of convertible bonds		33,524,615	15,384,615
(4) Issuable upon the conversion of E Ordinary shares	343,716	-
The calculation of diluted loss per common share for 2009 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during this period.

(5)        The mandatory convertible bonds issued during 2010 are not included in basic income/(loss) per common share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	RESTRICTED CASH

	2011 $	2010 $
Cash classified as restricted for use comprise of the following:
Cash restricted by prudential solvency requirements	9	8
Cash balances held by the Tropicana project	22	1
Other	4	1

	35	10

Long-term restricted cash balances are included in Other long-term assets (See Note 15).

10.	TRADE AND OTHER RECEIVABLES

	2011 $	2010 $
Trade debtors are net of:
Provision for doubtful debt	24	19

Other receivables include:

Prepayments and accrued income	80	60
Interest receivable	3	9
Related parties. See Note 6.	3	3
Exploration debtors	7	6
Royalties receivable	14	5
Short-term loan (1)	12	-
Deferred loan fees	5	-
Other debtors	11	6

	135	89

(1)	The loan bears interest at 6.5 percent per annum and is due in May 2012.

11.	INVENTORIES

	2011 $	2010 $

Short-term:

Metals in process	189	184
Gold on hand (doré/bullion)	94	77
Ore stockpiles	454	324
Uranium oxide and sulfuric acid	24	43
Supplies	296	255

	1,057	883
Less: Materials on the leach pad(1)	(98)	(91)

	959	792

(1) Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

Long-term:

Metals in process	393	331
Ore stockpiles	31	27

	424	358
Less: Materials on the leach pad(1)	(393)	(331)

	31	27

(1) Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

The aggregate write-down of inventory to reduce the carrying value to net realizable value for the years ended December 31 were as follows:

	2011 $	2010 $	2009 $

Inventory write-downs (included in production costs)	4	21	48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	2011 $	2010 $

Mine development	6,652	6,590
Buildings and mine infrastructure	3,613	3,263
Mineral rights and other	1,023	1,045
Assets under construction	522	502
Land	41	37

	11,851	11,437
Accumulated depreciation, depletion and amortization	(5,728)	(5,511)

Net book value December 31,	6,123	5,926

Net book value of mining assets encumbered by capital leases (See Note 18)	67	48

13.	ACQUIRED PROPERTIES, NET

	2011 $	2010 $

Acquired properties, at cost	2,010	2,168
Accumulated amortization	(1,231)	(1,332)

Net book value December 31,	779	836

The decrease in the net book value includes the impact of the weakening of certain local functional currencies against the US dollar.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	GOODWILL AND OTHER INTANGIBLES

Goodwill

The carrying amount of goodwill by reporting unit as of December 31, 2011 and 2010 and changes in the carrying amount of goodwill are summarized as follows:
	Americas $	Australasia $	Continental Africa $	Total $
Balance at January 1, 2010	18	133	11	162
Translation	-	18	-	18
Balance at December 31, 2010	18	151	11	180
Translation	-	2	-	2
Balance at December 31, 2011	18	153	11	182
Net carrying amount of goodwill as at December 31, 2011 and 2010 is reconciled as follows:
- Gross carrying amount	18	153	310	481
- Accumulated impairment losses	-	-	(299)	(299)
Net carrying amount as at December 31, 2011	18	153	11	182
- Gross carrying amount	18	151	310	479
- Accumulated impairment losses	-	-	(299)	(299)
Net carrying amount as at December 31, 2010	18	151	11	180
Other intangibles, net
		Royalty rate concession agreement (1) $	Software and licences $	Total $
Gross carrying value at January 1, 2010		30	-	30
Accumulated amortization		(13)	-	(13)
Balance at December 31, 2010		17	-	17

Gross carrying value at January 1, 2011		30	-	30
Additions		-	16	16
Accumulated amortization		(15)	-	(15)
Balance at December 31, 2011		15	16	31

(1) The government of Ghana agreed to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years from 2004.

The royalty rate concession and software and licences are amortized on a straight line basis with nil residual value. The amortization expense included in the consolidated statements of income were as follows:

		2011 $	2010 $	2009 $
Royalty rate concession amortization expense		2	2	2
Software and licences amortization expense (2)		-	-	-

(2) No amortization expense was recorded for purchased software and licences in 2011 as these have not been brought into use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	GOODWILL AND OTHER INTANGIBLES (continued)

Based on carrying value at December 31, 2011, the estimated aggregate amortization expense for each of the next five years is as follows:
	Royalty rate concession agreement $	Software and licences $
2012	2	-
2013	2	3
2014	2	5
2015	2	5
2016	2	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	OTHER LONG-TERM ASSETS

			2011 $	2010 $

	Investments in associates - unlisted		5	7
	Investments in associates - listed		15	3
	Investments in equity accounted joint ventures		671	601

	Carrying value of equity method investments		691	611

	Investment in marketable equity securities – available for sale		82	124
	Investment in marketable debt securities – held to maturity		8	13
	Investment in non-marketable assets – held to maturity		2	2
	Cost method investment		9	9
	Investment in non-marketable debt securities – held to maturity		85	89
	Restricted cash		23	33
	Other non-current assets		101	192

			1,001	1,073

	Investments in associates

			December 31, 2011 percentage held	December 31, 2010 percentage held

	Unlisted
	South Africa
	Oro Group (Proprietary) Limited(1)		25.00	25.00
	Margaret Water Company		33.33	33.33
	Orpheo (Proprietary) Limited(2)		-	50.00

	Listed
	Other
	Trans-Siberian Gold plc(1)(3)		30.90	30.70
	Mariana Resources Limited(1)(4)(5)		19.86	-

		2011 $	2010 $	2009 $

(1)	Results are included for the twelve months ended September 30, 2011, adjusted for material transactions.
(2)	Investment disposed of during 2011.
(3)	Market value of the Company’s investment in Trans-Siberian Gold plc as at December 31	35	33	12
(4)	Market value of the Company’s investment in Mariana Resources Limited as at December 31	7	-	-
(5)

The Company acquired its stake in Mariana Resources Limited for $8 million during December 2011 and accounts for it using the equity method as it has the right to representation on the Mariana Resources Limited board of directors and is therefore considered to have significant influence in the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	OTHER LONG-TERM ASSETS (continued)

	Investments in equity accounted joint ventures
	The Company holds the following interests in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:

			December 31, 2011 percentage held	December 31, 2010 percentage held

	South Africa
	AuruMar (Proprietary) Limited		50.00	50.00
	Continental Africa
	Société d’Exploitation des Mines d’Or de Sadiola S.A.		41.00	41.00
	Société des Mines de Morila S.A.		40.00	40.00
	Société d’Exploitation des Mines d’Or de Yatela S.A.		40.00	40.00
	Kibali Goldmines s.p.r.l.		45.00	45.00
	Other
	AGA-Polymetal Strategic Alliance(1)		50.00	50.00
	Thani Ashanti Alliance Limited		50.00	50.00

(1)

Results are included for the twelve months ended September 30, 2011, adjusted for material transactions. The AGA-Polymetal Strategic Alliance consists of the AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited (“Amikan”), AS APK Holdings Limited, Imizoloto Holdings Limited and Yeniseiskaya Holdings Limited. The investment was sold subsequent to year end. See Note 29.

	Impairments of associates and equity accounted joint ventures(1)
	The Company recognized the following impairments which are included in equity income in associates:

		Year ended December 31,
		2011	2010	2009

		$	$	$

	Associates
	Mariana Resources Limited(2)	1	-	-
	Margaret Water Company(3)	1	1	-
	Orpheo (Proprietary) Limited(4)	2	-	-

	Equity accounted joint ventures
	Société d’Exploitation des Mines d’Or de Yatela S.A.(4)	6	-	-
	AGA-Polymetal Strategic Alliance(5)	-	23	9

		10	24	9

(1)	The impairments recognized had no tax effects.
(2)	The carrying amount of the listed associate was written down to fair value.
(3)	Contributions to the investment during both 2011 and 2010 were impaired in full.
(4)	Investments fully impaired.
(5)

Effective December 2, 2009, AngloGold Ashanti Holdings plc, a wholly owned subsidiary, entered into a memorandum of understanding with Polyholding Limited relating to the disposal of Amikan. Completion was expected to occur on or before April 30, 2010, but agreement could not be reached and the transaction was subsequently cancelled. The Company recognized an impairment of $9 million relating to Amikan in 2009 to reduce the carrying amount of the investment to fair value. During 2010, the Company fully impaired its investment in the AGA-Polymetal Strategic Alliance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	OTHER LONG-TERM ASSETS (continued)

		2011	2010
		$	$

Investment in marketable equity securities – available for sale
Available for sale investments in marketable equity securities consists of investments in ordinary shares.
Cost		51	35
Gross unrealized gains		34	89
Gross unrealized losses		(3)	-

Fair value (net carrying value)		82	124

Other-than-temporary impairments and disposals of marketable equity securities – available for sale

	Year ended December 31,

	2011	2010	2009
	$	$	$

Other-than-temporary impairments
First Uranium Corporation (South Africa)	19	-	-
Village Main Reef Limited (South Africa)	2	-	-
Corvus Gold Incorporated (United States of America)	-	2	-
B2Gold Corporation (Colombia)	-	-	12

	21	2	12

The impairments recognized resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement (See Note 5).

Disposals of marketable equity securities
The Company’s disposals of marketable equity securities resulted in the following reclassification of losses/(gains) of fair value adjustments to the income statement:

Equity investments held by the Environmental Rehabilitation Trust Fund (net of tax of $nil million)	1	-	-
B2Gold Corporation (net of tax of $nil million)	-	(47)	-
Red5 Limited (net of tax of $2 million)	-	(4)	-

	1	(51)	-

In addition, the Company holds various equities as strategic investments in gold exploration companies. Five of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12 months	More than 12 months	Total
	$	$	$

2011
Aggregate fair value of investments with unrealized losses	8	-	8
Aggregate unrealized losses	(3)	-	(3)

2010
Aggregate fair value of investments with unrealized losses	4	-	4
Aggregate unrealized losses	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	OTHER LONG-TERM ASSETS (continued)

		2011	2010
		$	$

	Investment in marketable debt securities - held to maturity	8	13

Investments in marketable debt securities represent held to maturity government bonds held by the Environmental Rehabilitation Trust Fund with a total fair value of $11 million (2010: $14 million) and gross unrealized gains of $3 million (2010: $1 million).

	Investment in non-marketable assets - held to maturity	2	2
	Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

	Cost method investment	9	9
	The cost method investment mainly represent shares held in XDM Resources Limited.(1)

	Investment in non-marketable debt securities - held to maturity	85	89
	Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

	As at December 31, 2011 the contractual maturities of debt securities were as follows:

	Marketable debt securities
	Three to seven years	8

	Non-marketable debt securities
	Less than one year	85

	Restricted cash	23	33
	Restricted cash mainly represent cash balances held by the Environmental Rehabilitation Trust Fund and Environmental Protection Bond.
	Financing receivables
	Loans to equity accounted joint ventures and associates of $29 million (2010: $8 million) are disclosed in Note 6.
	Other non-current assets
	Unsecured
	Other loans and assets(2)	9	9
	Non-current debtors
	Prepayments and accrued income	22	31
	Recoverable tax, rebates, levies and duties	14	82
	Reclamation sites trust fund	29	35
	Unamortized issue costs of long-term debt, bonds and syndicated revolving credit facilities	26	32
	Other debtors	1	3

		101	192

(1)

The fair value is not estimated as there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and it is not practicable to estimate the fair value of the investment.

(2)	Other comprises the following:
	Loans and receivables measured at amortized cost	6	6
	Post-retirement assets measured according to the employee benefits accounting policy	3	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	OTHER LONG-TERM ASSETS (continued)

Equity accounted joint ventures

Summarized financial statements of the joint ventures which have been equity accounted are as follows (100 percent shown):

	2011	2010	2009
	$	$	$

Statements of income for the period
Sales and other income	966	823	880
Costs and expenses	(679)	(528)	(508)
Taxation	(120)	(126)	(120)

Net income	167	169	252

Balance sheets as at December 31,
Non-current assets	1,337	1,205
Current assets	675	550

	2,012	1,755
Long-term liabilities	(64)	(126)
Loans from shareholders	(53)	(4)
Current liabilities	(473)	(260)

Net assets	1,422	1,365

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	ASSETS AND LIABILITIES HELD FOR SALE

	2011	2010
	$	$

Effective November 3, 2010, ISS International Limited (“ISSI”) in South Africa was classified as held for sale. AngloGold Ashanti entered into a memorandum of understanding with The Institute of Mine Seismology (“IMS”) relating to the disposal of ISSI. The transaction closed on February 28, 2011. The Company recorded a profit on disposal of $2 million on the sale. See “Note 5 - Costs and expenses: Profit/loss on sale of assets, realization of loans, indirect taxes and other”.	-	12

Effective December 2007, Rand Refinery Limited in South Africa (a subsidiary of the Company) transferred parts of its premises that were no longer utilized (previously recognized as a tangible asset), to held for sale. On April 1, 2008, a sale agreement was concluded, subject to achievement of the suspensive condition regarding rezoning of the land and transfer of title deeds. Rand Refinery Limited is currently awaiting the rezoning transfer notification from the municipal and deeds office in order to conclude the sales transaction.	1	1

As at December 31, 2011 and 2010 the carrying amounts of major classes of assets and liabilities classified as held for sale included:

Cash and cash equivalents	-	11
Trade and other receivables	-	2
Inventories	-	1
Property, plant and equipment	1	2
Trade and other payables	-	(3)

Net assets	1	13

17.	OTHER LIABILITIES

Current

Deferred income	6	10
Deferred taxation. See Note 7.	15	12
Pension and other post-retirement medical benefits. See Note 25.	12	14
Accrual for power	27	42
Other (including accrued liabilities)	60	75

	120	153

Non-current

Deferred income	3	7
Provision for uncertain tax positions. See Note 7.	49	52
Other creditors	11	10

	63	69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT

	2011	2010
	$	$

Unsecured

Debt carried at fair value

Mandatory convertible bonds - issued September 2010(1)	760	874

Quarterly coupon of 6 percent per annum. The bonds are convertible into ADS’s in September 2013 and are US dollar-based. The bonds are convertible into a variable number of shares as set forth in the indenture.

Accrued interest included in short-term debt at fair value	(2)	(2)

Long-term debt at fair value	758	872

Debt carried at amortized cost

Rated bonds - issued April 2010(2)	1,006	1,006

The rated bonds have two components, $700 million 10-year bonds and $300 million 30-year bonds. Semi-annual coupons of 5.375 percent per annum on $700 million 10-year bonds and 6.5 percent per annum on $300 million 30-year bonds. The $700 million 10-year bonds are repayable in April 2020 and the $300 million 30-year bonds are repayable in April 2040. The bonds are US dollar-based.

Syndicated revolving credit facility ($1.0 billion)(3)	-	50
Interest charged at LIBOR plus 1.75 percent per annum. The loan is repayable in April 2014 and is US dollar-based.

3.5 % Convertible bonds(4)	659	633

Semi-annual coupon of 3.5 percent per annum. The bonds are convertible, at the holders’ option, into ADSs up to May 2014 and are US dollar-based. The bonds are convertible at an initial conversion price of $47.6126 per ADS.

FirstRand Bank Limited loan facility (R1.5 billion)	-	107
Interest charged at JIBAR plus 0.95 percent per annum. Loan was repaid in February 2011 and was ZAR-based.

Grupo Santander Londres	-	4
Interest charged at LIBOR plus 1.45 percent per annum. Loan was repaid September 2011 and was US dollar-based.

Grupo Santander Brasil	2	4
Interest charged at 8.11 percent per annum. Loans are repayable in monthly installments terminating in November 2013 and April 2014 and are Brazilian real-based.

Brazilian Economic and Social Development Bank	1	1

Interest charged at a rate of 2.3 percent plus delta exchange rate on individual installments per annum. Loans are repayable in monthly installments terminating in April 2014 and are Brazilian real-based.

Banco de Desenvolvimento de Minas Gerais	1	-
Interest charged at a rate of 4.5 percent per annum. Loans are repayable in monthly installments terminating in June 2020 and are Brazilian real-based.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT (continued)

	2011	2010
	$	$

Secured
Capital leases
Turbine Square Two (Proprietary) Limited(5)	33	39

The leases are capitalized at an implied interest rate of 9.8 percent per annum. Lease payments are due in monthly installments terminating in March 2022 and are ZAR-based. The buildings financed are used as security for these loans. See Note 12.

Caterpillar Financial Services Corporation(5)	10	13

Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in January 2015 and are US dollar-based. The equipment financed is used as security for these loans. See Note 12.

Mazuma Capital Corporation(5)	2	4

Interest charged at an average rate of 5.6 percent per annum. Loans are repayable in monthly installments terminating in November 2012 and are US dollar-based. The equipment financed is used as security for these loans. See Note 12.

CSI Latina Arrendamento Mercantil S.A.(5)	2	2

Interest charged at a rate of 3.4 percent per annum. Loans are repayable in monthly installments terminating in March 2014 and are Brazilian real-based. The equipment financed is used as security for these loans. See Note 12.

Navachab Lewcor Mining Contract(5)	29	-
Interest charged at a rate of 8.4 percent per annum. Loans are repayable in April 2015 and are Namibian dollar-based. The equipment financed is used as security for these loans. See Note 12.

Total debt at amortized cost	1,745	1,863
Current maturities included in short-term debt	(30)	(133)

Long-term debt at amortized cost	1,715	1,730

Certain long-term debt facilities are subject to debt covenant arrangements for which no breaches have occurred.

Scheduled minimum total debt maturities are:
2012	32
2013	773
2014	673
2015	4
2016	2
Thereafter	1,021

	2,505

The currencies in which the borrowings are denominated are as follows:
United States dollars	2,437	2,585
South African rands	33	146
Brazilian real	6	6
Namibian dollars	29	-

	2,505	2,737

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT (continued)

	2011	2010
	$	$

Undrawn borrowing facilities as at December 31 are as follows:
Syndicated revolving credit facility ($1.0 billion) - US dollar	1,000	950
Syndicated revolving credit facility (A$600 million) - Australian dollar	617	-
FirstRand Bank Limited - US dollar	50	50
Absa Bank Limited - US dollar	42	42
Nedbank Limited - US dollar	2	-
FirstRand Bank Limited - rands	14	139
Standard Bank of South Africa Limited - rands	23	28
Nedbank Limited - rands	13	18
Absa Bank Limited - rands	4	5

	1,765	1,232

(1)	Mandatory convertible bonds

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

In determining the fair value liability of the mandatory convertible bonds, the Company has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the Company is to recognize interest expense separately from the fair value adjustments in the income statement. Interest is recognized at a quarterly coupon rate of 6 percent per annum. Fair value adjustments are included in Non-hedge derivative gain/loss and movement on bonds in the income statement – see Note 5.

The contractual principal amount of the mandatory convertible bonds is $789 million, provided the calculated share price of the Company is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the Company will recognize a gain on the principal amount and above $54.375 a loss. As at December 31, 2011, the actual share price was $42.45 (December 31, 2010: $49.23).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT (continued)

		2011	2010
		$	$

(2)	Rated bonds

	Senior unsecured fixed rate bonds	1,000	1,000
	Less: Unamortized discount	(6)	(6)
	Add: Accrued interest	12	12

		1,006	1,006

On April 22, 2010, the Company announced the pricing of an offering of 10-year and 30-year notes. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually.

(3)	Syndicated revolving credit facility ($1.0 billion)

	Drawn down	-	50
	Add: Accrued interest	-	-

		-	50

On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion four year revolving credit facility with a syndicate of lenders to replace the existing $1.15 billion syndicated facility. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four year term. During the year ended December 31, 2011, the Company drew down $100 million and repaid $150 million under this facility. A commitment fee of 0.70 percent is payable quarterly in arrears on the undrawn portion of the facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT (continued)

		2011	2010
		$	$

(4)	3.5% Convertible bonds

	Senior unsecured fixed rate bonds	656	630
	Add: Accrued interest	3	3

		659	633

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

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion. The conversion price is subject to adjustment on occurrence of certain events, as described in the terms and conditions of the bonds.

The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability with subsequent changes in fair value recorded in earnings each period. The total fair value of the derivative liability on May 22, 2009 (date of issue) amounted to $142.2 million. The difference between the initial carrying value and the stated value of the convertible bonds is being accreted to interest expense using the effective interest method over the 5 year term of the bonds.

	The associated derivative liability (which has been accounted for separately) are summarized as follows:

	Convertible bond derivative liability

	Balance at beginning of period	176	175
	Fair value movements on conversion features of convertible bonds	(84)	1

	Balance at end of period	92	176

	Syndicated revolving credit facility (A$600 million)

On December 22, 2011, AngloGold Ashanti Australia Limited entered into a four year revolving credit facility of A$600 million with a syndication of banks. Interest is charged at BSSY plus 2 percent per annum. AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc has each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the facility. Amounts may be repaid and reborrowed under the facility during its four year term. No draw down was made during 2011 under the facility. A committment fee of 50 percent of the applicable margin is payable quarterly in arrears on the undrawn portion of the facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT (continued)

(5)	Capital leases
	Capital leases are for specific periods, with terms of renewal but no purchase options. Renewals are at the discretion of the entity that holds the lease.

	Property, plant and equipment, allocated to Buildings and mine infrastructure, includes the following assets under capital leases:

		2011		2010
		Cost	Accumulated depreciation	Cost	Accumulated depreciation
		$	$	$	$

	Turbine Square Two (Proprietary) Limited	39	18	37	9
	Caterpillar Financial Services Corporation	16	5	15	2
	Mazuma Capital Corporation	7	3	8	2
	CSI Latina Arrendamento Mercantil S.A.	4	2	3	2
	Navachab Lewcor Mining Contract	31	2	-	-

		97	30	63	15

	Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense.

	Future minimum lease payments under all the above capital leases together with the present value of minimum lease payments as of December 31, 2011 are:

2011
$

2012	20
2013	19
2014	19
2015	7
2016	5
Thereafter	35

Total minimum lease payments	105
Less interest	(29)

Present value of net minimum lease payments	76
Less current portion	(14)

Long-term capital lease obligation	62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	PROVISION FOR ENVIRONMENTAL REHABILITATION

	2011 $	2010 $

Accrued environmental rehabilitation costs	653	530

Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.

While the ultimate amount of rehabilitation is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, on an undiscounted basis, will be $2,542 million which includes a total estimated liability of $57 million in respect of equity accounted joint ventures. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations. See Note 20.

The Company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund, the environmental protection bond as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES

	2011 $	2010 $

Capital expenditure commitments(1)
Contracts for capital expenditure	202	176
Authorized by the directors but not yet contracted for	1,128	988

	1,330	1,164

Allocated for:
Project expenditure
- within one year	832	433
- thereafter	46	107

	878	540

Stay in business expenditure
- within one year	421	404
- thereafter	31	220

	452	624

(1) Including commitments through contractual arrangements by equity accounted joint ventures amounting to:	14	12

Other contractual purchase obligations(2)
- within one year	334	398
- thereafter	129	140

	463	538

(2) Other purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon. Amounts exclude purchase obligations of equity accounted joint ventures.

Summary of contracted uranium sales as at December 31, 2011

The Company had the following uranium commitments:

Year	lbs (000)	Average contracted price ($/lbs)

2012	858	61.54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES (continued)

Contingencies and guarantees are summarized as follows for disclosure purposes. Amounts represent possible losses for loss contingencies, where an estimate can be made, and quantification of guarantees:

	2011 $	2010 $

Contingent liabilities

Groundwater pollution (1)	-	-
Deep groundwater pollution - South Africa (2)	-	-
Sales tax on gold deliveries - Brazil (3)	88	89
Other tax disputes - Brazil (4)	38	34
Indirect taxes - Ghana (5)	12	11
Tax disputes - Tanzania (6)	-	-
Occupational Diseases in Mines and Works Act (“ODMWA”) litigation (7)	-	-

Contingent assets

Royalty - Boddington Gold Mine (8)	-	-
Royalty - Tau Lekoa Gold Mine (9)	-	-

Financial guarantees

Oro Group surety (10)	12	15
AngloGold Ashanti USA reclamation bonds (11)	101	88
AngloGold Ashanti Australia environmental bonds (12)	30	28
AngloGold Ashanti environmental guarantees (13)	166	193
Guarantee provided for syndicated revolving credit facility (14)	-	50
Guarantee provided for rated bonds (15)	1,012	1,012
Guarantee provided for convertible bonds (16)	736	736
Guarantee provided for mandatory convertible bonds (17)	791	791
Guarantee provided for A$ syndicated revolving credit facility (18)	-	-

Hedging guarantees
Gold delivery guarantees (19)	-	-
Ashanti Treasury Services Limited (“ATS”) hedging guarantees (20)	-	-
Geita Management Company Limited (“GMC”) hedging guarantees (21)	-	-

	2,986	3,047

The Company assesses the credit quality of counterparts at least on a quarterly basis. As of December 31, 2011, the probability of non-performance is considered

(1)	Ground water pollution

The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (“MNA”) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES (continued)

		2011 $	2010 $

(2)	Deep ground water pollution - South Africa

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

(3)	Sales tax on gold deliveries - Brazil

In 2006, Mineração Serra Grande S.A. (“MSG”) received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12 percent on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011, the administrative council’s second chamber approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (“Comex”) for review and verification. The Company believes both assessments are in violation of federal legislation on sales taxes.

	The Company’s attributable share of the assessments are as follows:
	First assessment	54	55
	Second assessment	34	34

		88	89

(4)	Other tax disputes - Brazil

	MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The Company’s attributable share of the assessment is approximately:	9	10

	In addition, in November 2007, the Departamento Nacional de Produçâo Mineral (“DNPM”), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (“AABM”) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (“CFEM”) in the period from 1991 to 2006. The amount involved is approximately:	21	3
	Subsidiaries of the Company in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately:	8	21

		38	34

(5)	Indirect taxes - Ghana

AngloGold Ashanti (Ghana) Limited received a tax assessment during September 2009 in respect of the 2006, 2007 and 2008 tax years following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.

	The assessment is approximately:	12	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES (continued)

		2011 $	2010 $

(6)	Tax disputes - Tanzania

	Geita Gold Mine Limited (“GGML”) and Samax Resources Limited (Tanzania Branch) received a letter from the Tanzania Revenue Authority (“TRA”) dated March 15, 2012.

The TRA advised that it intends to issue assessments or demands in relation to a number of tax matters. The Company intends to defend the assessments and demands. As no assessments or demands have been received to date, no reasonable estimate can be made for the obligation.

(7)	ODMWA litigation

The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in 2010. In both instances judgment was awarded in favor of AngloGold Ashanti Limited on basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (“COIDA”). A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down on March 3, 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.

Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the Constitutional Court judgment, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti Limited.

The Company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too will be defended by the Company and adjudicated by the Courts on their merits. In view of the limitation of current information for the estimation of a possible liability, no reasonable estimate can be made of this possible obligation.

(8)	Royalty - Boddington Gold Mine

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

	Details of the royalty are as follows:

	Total royalties received and receivable to date	42	4

(9)	Royalty - Tau Lekoa Gold Mine

As a result of the sale of the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000 per kilogram (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000 per kilogram (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable. The royalty will be determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 219,005 ounces produced have been received to date.

	Royalties received in cash during the year ended December 31	5	3

(10)	Oro Group surety	12	15

The Company has provided surety in favor of a lender on a gold loan facility with its associate Oro Group (Proprietary) Limited and one of its subsidiaries. The Company has a total maximum liability, in terms of the suretyships, of R100 million. The probability of the non-performance under the suretyships is considered minimal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES (continued)

		2011 $	2010 $

(11)	AngloGold Ashanti USA reclamation bonds	101	88

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

(12)	AngloGold Ashanti Australia environmental bonds	30	28

Pursuant to Australia environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti Australia has posted bonds with state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti Australia not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(13)	AngloGold Ashanti environmental guarantees	166	193

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

(14)	Guarantee provided for syndicated revolving credit facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion four year revolving credit facility.

	The total amount outstanding under this facility as at December 31 amounted to:	-	50

(15)	Guarantee provided for rated bonds	1,012	1,012

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700 million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5 percent rated bonds due 2040.

(16)	Guarantee provided for convertible bonds	736	736

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

(17)	Guarantee provided for mandatory convertible bonds	791	791

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $789 million 6 percent mandatory convertible bonds due 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES (continued)

		2011 $	2010 $

(18)	Guarantee provided for A$ syndicated revolving credit facility

AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc, as guarantors, has each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the A$600 million four year revolving credit facility entered into during December 2011.

	The total amount outstanding under this facility as at December 31 amounted to:	-	-

(19)	Gold delivery guarantees	-	-

The Company has issued gold delivery guarantees to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. At December 31, 2011 and 2010 the Company had no open gold hedge contracts.

(20)	ATS hedging guarantees	-	-

The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2011 and 2010 the Company had no open gold hedge contracts.

(21)	GMC hedging guarantees	-	-

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At December 31, 2011 and 2010 the Company had no open gold hedge contracts.

Vulnerability from concentrations

The majority of AngloGold Ashanti’s 61,242 employees (2010: 62,046, 2009: 63,364) are subject to collective bargaining agreements. In South Africa agreements are established in negotiations between the Chamber of Mines, the body that represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in August 2011, when the parties reached an agreement covering the period from July 1, 2011 to June 30, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	STOCKHOLDERS’ EQUITY

On May 15, 2009, shareholders approved the increase in the authorized common stock from 400,000,000 shares of common stock to 600,000,000 shares of common stock of 25 ZAR cents each.

No of shares

At the annual general meeting of shareholders held on May 11, 2011, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purpose and on such terms as they may in their discretion determine, up to a maximum of 5 percent of the total number of common stock of 25 ZAR cents each in the issued share capital of the Company from time to time. Shareholders will be asked to renew this authority at the forthcoming annual general meeting to be held on May 10, 2012. At December 31, 2011, the number of shares of common stock placed under the control of the directors, amounted to:

19,112,117

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

The issues of common stock and the cancellations of E shares of common stock resulted in the following year-on-year movements in share capital and premium:

			2011		2010		2009
		$	Number of shares	$	Number of shares	$	Number of shares

	Stock issued as part of equity offering completed on September 15, 2010	-	-	773	18,140,000	-	-
	Stock issued on the exercise of options/awards granted in terms of the share incentive scheme	33	889,593	26	823,411	25	1,131,916
	E shares cancelled and stock issued in accordance with the cancellation formula pertaining to the Employee Share Ownership Plan and Izingwe Holdings (1)	20	99,747	12	-	3	1,181
	E Shares of common stock cancelled - Izingwe Holdings	-	(70,000)	-	(280,000)	-	-
	Stock issued as part of equity offering, the funds of which were applied to initial 35 percent interest in the Kibali gold project	-	-	-	-	280	7,624,162
	Stock transferred from the Employee Share Ownership Plan to exiting employees pursuant to the rules of the scheme	7	156,958	10	230,921	7	189,787

		60	1,076,298	821	18,914,332	315	8,947,046

(1)	E Shares of common stock cancelled - Employee Share Ownership Plan		922,328		708,872		171,943

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	FAIR VALUE MEASUREMENTS

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

The following table sets out the Company’s financial assets and (liabilities) measured on a recurring basis at fair value, by level within the hierarchy as at December 31, 2011 (in US Dollars, millions):

Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	1,112			1,112
Marketable equity securities	82			82
Mandatory convertible bonds	(760)			(760)
Embedded derivatives		(1)		(1)
Option component of convertible bonds		(92)		(92)

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company’s marketable equity securities (see Note 15) are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company’s mandatory convertible bonds (see Note 18) are included in debt at fair value in the Company’s consolidated balance sheet. The bonds are valued using quoted market prices in an active market and as such are classified within Level 1 of the fair value hierarchy. The fair value of the bonds is calculated as the quoted market price of the bond multiplied by the quantity of bonds issued by the Company.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the balance sheet. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The following inputs were used in the valuation of the conversion features of convertible bonds as at December 31:

2011

Market quoted bond price (percent)	111.50
Fair value of bond excluding conversion feature (percent)	98.90
Fair value of conversion feature (percent)	12.60
Total issued bond value ($ million)	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	FAIR VALUE MEASUREMENTS (continued)

Items measured at fair value on a non-recurring basis

2011 $

During 2011, the Company fully impaired and wrote-off certain assets in South Africa and Continental Africa. This resulted in a loss, which is included in earnings for the period, of:	17
See “Note 5 - Costs and expenses: Impairment of assets” for additional information.
In 2011, the Company fully impaired its equity method investments in Margaret Water Company, Orpheo (Proprietary) Limited and Société d’Exploitation des Mines d’Or de Yatela S.A. In addition, the Company impaired its listed associate Mariana Resources Limited, to fair value of $7 million. See Note 15. This resulted in a loss, which is included in equity income in associates, of:	10

The above items are summarized as follows:

Description	Fair value $	Level 1 $	Level 2 $	Level 3 $	Total gain/(loss) $

Long-lived assets abandoned	-				(17)
Associates and equity accounted joint ventures	7	7			(10)

	7	7	-	-	(27)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company may enter into transactions which make use of derivatives. The Company has developed a risk management process to facilitate, control and monitor these risks. The Audit and Corporate Governance Committee has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for speculative purposes. Although all derivative transactions executed by the Company serve to economically manage the Company’s risk to the market factors discussed above, not all such derivatives qualify for hedge accounting treatment, including instances whereby management has elected to not designate such derivatives as part of a qualifying hedge accounting relationship.

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

A number of products, including derivatives are used to satisfy these objectives. Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. The ineffective portion of cash flow hedges recognized in (gain)/loss on non-hedge derivatives in the income statement during the year was $nil million (2010: $nil million; 2009: $5 million). The Company does not have any open cash flow hedge contracts relating to product sales or forecasted capital expenditure as at December 31, 2011 (2010: $nil million; 2009: $37 million). Cash flow hedge losses pertaining to capital expenditure of $3 million as at December 31, 2011 (2010: $3 million; 2009: $4 million) are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense until 2017.

A gain on non-hedge derivatives of $83 million was recorded in 2011 (2010: loss of $703 million; 2009: loss of $1,452 million). See “Note 5 – Cost and expenses: Non-hedge derivative (gain)/loss and movement on bonds” for additional information.

Gold price risk management activities

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The Company historically utilized derivatives as part of its hedging of the risk. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the Company completed its final tranche of the hedge buy-back program during 2010 and settled all forward gold and foreign exchange contracts that had been used by the Company in the past to manage those risks. At year end there were no net forward sales contracts (2010: nil kg; 2009: 571kg), net call options sold (2010: nil kg; 2009: 120,594kg) and net put options sold (2010: nil kg; 2009: 27,071kg).

The mix of derivative instruments, the volume of production hedged and the tenor of the hedge book is continuously reviewed in light of changes in operational forecasts, market conditions and the Company’s hedging policy as set by the board of directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Elimination of hedge book

The Company communicated a board approved strategy in prior years to begin reducing its outstanding gold derivatives position in order to be more exposed to spot gold prices. During 2010, the Company completed the final phase of this strategy and eliminated its gold hedge book. See “Note 5 – Cost and expenses: Non-hedge derivative (gain)/loss and movement on bonds” for additional information relating to the final 2010 hedge book elimination and the hedge buy-back transactions, including the impact thereof on the 2009 and 2010 consolidated financial statements.

The results of operations and cash flows for 2009, 2010 and 2011 were adversely impacted given the early cash settlement of non-hedge derivatives and previously designated NPSE contracts with low contracted sales prices, respectively, committed ounces have been fully eliminated as at December 31, 2011 (December 31, 2010: nil committed ounces; December 31, 2009: 3.90 million committed ounces). The Company has since had full exposure to the spot price of gold.

Foreign exchange price risk protection agreements

The Company, from time to time, may enter into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

As at December 31, 2011 and 2010, the Company had no open forward exchange or currency option contracts in its currency hedge position.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Cash and loans advanced maturity profile

		2011				2010
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year	USD	10	0.48	467	0.20	13	0.20	171	0.19
	ZAR	3,030	5.50	164	3.55	969	5.58	57	4.64
	AUD	81	4.65	23	4.45	42	4.45	25	4.44
	EUR	-	-	-	-	-	-	3	1.00
	CAD	-	-	-	-	-	-	2	0.20
	BRL	-	-	27	6.61	-	-	30	8.90
	ARS	-	-	1	10.23	-	-	2	9.00
	NAD	-	-	119	4.08	102	5.00	207	5.00

Borrowings maturity profile

	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000

			Between		Between
	Within one year		one and two years		two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)

	$22	5.4	761	6.0	660	3.5	994	5.7	2,437
ZAR	-	-	8	9.8	40	9.8	217	9.8	265
BRL	4	5.8	3	5.2	4	4.0	-	-	11
NAD	64	8.4	72	8.4	97	8.4	-	-	233

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)

	$22	5.4	1,420	4.8	995	5.7	2,437
ZAR	-	-	24	9.8	241	9.8	265
BRL	4	5.8	5	4.6	2	4.5	11
NAD	64	8.4	161	8.4	8	8.4	233

Non-performance risk

Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the year. The Company spreads its business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put into place by management.

The combined maximum credit risk exposure at balance sheet date amounts to $198 million (2010: $177 million). Credit risk exposure netted by open derivative positions with counterparts was $nil million (2010: $1 million). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at December 31, 2011 and 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at December 31, 2011 and 2010, are as follows (assets (liabilities)):

	00000000	00000000	00000000	00000000
	December 31, 2011		December 31, 2010
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
Cash and cash equivalents	1,112	1,112	575	575
Restricted cash	58	58	43	43
Short-term debt	(30)	(30)	(133)	(133)
Short-term debt at fair value	(2)	(2)	(2)	(2)
Long-term debt	(1,715)	(1,857)	(1,730)	(2,059)
Long-term debt at fair value	(758)	(758)	(872)	(872)
Derivatives	(93)	(93)	(175)	(175)
Marketable equity securities - available for sale	82	82	124	124
Marketable debt securities - held to maturity	8	11	13	14
Non-marketable assets - held to maturity	2	2	2	2
Non-marketable debt securities - held to maturity	85	85	89	89

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt

The mandatory convertible bonds are carried at fair value. The fair value of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates fair value.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The following is the fair value of the derivative (liabilities)/assets split by accounting designation:

	December 31, 2011
	Assets
	Balance Sheet location	Non-hedge accounted	Total
		$	$

Warrants on shares	Current assets - derivatives	-	-

Total derivatives		-	-

	December 31, 2011
	Liabilities
	Balance Sheet location	Non-hedge accounted	Total
		$	$

Option component of convertible bonds	Non-current liabilities - derivatives	(92)	(92)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(93)	(93)

	December 31, 2010
	Assets
	Balance Sheet location	Non-hedge accounted	Total
		$	$

Warrants on shares	Current assets - derivatives	1	1

Total derivatives		1	1

	December 31, 2010
	Liabilities
	Balance Sheet location	Non-hedge accounted	Total
		$	$

Option component of convertible bonds	Non-current liabilities - derivatives	(176)	(176)

Total derivatives		(176)	(176)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Non-hedge derivative (gain)/loss recognized

	Year ended December 31,
	2011	2010		2009

	$	$		$

Realized (1)
Forward sales type agreements - commodity	-	377		535
Option contracts - commodity	-	2,573		144
Forward sales agreements - currency	-	13		(107)
Option contracts - currency	-	(3)		(12)
Interest rate swaps - Gold	-	15		(16)

	-	2,975	(2)	544	(3)

Unrealized (1)
Forward sales type agreements - commodity	-	(265)		188
Option contracts - commodity	-	(1,999)		648
Forward sales agreements - currency	-	-		15
Option contracts - currency	-	-		3
Interest rate swaps - Gold	-	(13)		25
Option component of convertible bonds	(84)	1		33
Embedded derivatives	1	(1)		1
Warrants on shares	-	5		(5)

	(83)	(2,272)		908

Non-hedge derivatives (gain)/loss	(83)	703		1,452

(1)	Realized and unrealized gains and losses on non-hedge derivatives are included in “Non-hedge derivative (gain)/loss and movement on bonds” in the income statement.
(2)	Includes $2,698 million loss related to the final tranche of the accelerated hedge buy-back executed during 2010.
(3)	Includes $797 million loss related to the accelerated hedge buy-back in 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Other comprehensive income

Year ended December 31, 2011
	Cash flow hedges, before taxation	Cash flow hedges removed from equity, before taxation		Hedge ineffectiveness, before taxation
	$		$		$

	Gain/(loss) recognized in accumulated other comprehensive income (effective portion)	Location of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Amount of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Location of (gain)/loss recognized in income (ineffective portion)	Amount of (gain)/loss recognized in income (ineffective portion)

Forward sales type agreements -				Non-hedge derivatives (gain)/
commodity	-	Product sales	-	loss and movement on bonds	-

	-		-		-

Other comprehensive income

	Year ended December 31, 2010
	Cash flow hedges, before taxation	Cash flow hedges removed from equity, before taxation		Hedge ineffectiveness, before taxation
	$		$		$

	Gain/(loss) recognized in accumulated other comprehensive income (effective portion)	Location of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Amount of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Location of (gain)/loss recognized in income (ineffective portion)	Amount of (gain)/loss recognized in income (ineffective portion)

Forward sales type agreements -				Non-hedge derivatives (gain)/
commodity	-	Product sales	52	loss and movement on bonds	-

	-		52		-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Other comprehensive income

	Accumulated other comprehensive income as of January 1, 2011	Changes in fair value recognized in 2011	Reclassification adjustments	Accumulated other comprehensive income as of December 31, 2011
	$	$	$	$

Derivatives designated as
Capital expenditure	(3)	-	-	(3)

Before tax totals	(3)	-	-	(3)

After tax totals	(2)	-	-	(2)

	Accumulated other comprehensive income as of January 1, 2010	Changes in fair value recognized in 2010	Reclassification adjustments	Accumulated other comprehensive income as of December 31, 2010
	$	$	$	$

Derivatives designated as
Gold sales	(52)	-	52	-
Capital expenditure	(3)	-	-	(3)

Before tax totals	(55)	-	52	(3)

After tax totals	(22)	-	20	(2)

Maturity profile of derivatives, at carrying value

	Total $	2011 Assets $	Liabilities $

Amounts to mature within twelve months of balance sheet date	-	-	-
Amounts maturing between one and two years	-	-	-
Amounts maturing between two and five years	(92)	-	(92)
Amounts to mature thereafter	(1)	-	(1)

Total	(93)	-	(93)

	Total $	2010 Assets $	Liabilities $

Amounts to mature within twelve months of balance sheet date	1	1	-
Amounts maturing between one and two years	-	-	-
Amounts maturing between two and five years	(176)	-	(176)
Amounts to mature thereafter	-	-	-

Total	(175)	1	(176)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Sensitivity analysis

Derivatives

The Company monitors the sensitivity of the convertible bonds to changes in its share price.

The following table discloses the approximate sensitivity, in US dollars, of the convertible bonds to the Company’s share price at December 31, 2011 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2011

	Change in underlying factor (+)	Non-hedge accounted	Total change in fair value
		$	$

Convertible bonds
AngloGold Ashanti Limited share price ($)	Spot (+$3)	(23)	(23)

	2011

	Change in underlying factor (-)	Non-hedge accounted	Total change in fair value
		$	$

Convertible bonds
AngloGold Ashanti Limited share price ($)	Spot (-$3)	21	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Mandatory convertible bonds

The mandatory convertible bond valuation is primarily linked to the AngloGold Ashanti Limited share price traded on the New York Stock Exchange (NYSE) and fluctuates with reference to the NYSE share price and market interest rates. An increase or decrease of $3 in the AngloGold Ashanti Limited share price will generally impact the value of the mandatory convertible bond liability in a stable interest environment by approximately $39 million.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of debt at December 31, 2011 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2011
	Change in exchange rate	Change in borrowings total $
Debt
ZAR denominated (R/$)	Spot (+R1)	(4)
BRL denominated (BRL/$)	Spot (+BRL0.25)	(1)
NAD denominated (NAD/$)	Spot (+NAD1)	(3)

	2011
	Change in exchange rate	Change in borrowings total $
Debt
ZAR denominated (R/$)	Spot (-R1)	5
BRL denominated (BRL/$)	Spot (-BRL0.25)	1
NAD denominated (NAD/$)	Spot (-NAD1)	4

24.	ADDITIONAL CASH FLOW INFORMATION

		2011 $	2010 $	2009 $

	Reported in the consolidated statements of cash flows:
	Interest paid	144	115	111
	Taxation paid	477	188	147
	Non-cash investing and financing items not reported in the consolidated statements of cash flows:
	Non cash movements included in Property, plant & equipment	389	302	426
	Exercise of share options	51	43	20
	Non-cash operating items not reported in the consolidated statements of cash flows:
	Foreign exchange gain(1)	11	2	103
(1)	Foreign exchange gain included in Interest, dividends and other amounts to:	2	3	112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS

The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants.

Defined benefit plans

The retirement schemes as at December 31, 2011, 2010 and 2009, consist of the following which reflects the following provision values:

	000,000,000	000,000,000	000,000,000

	2011 $	2010 $	2009 $

AngloGold Ashanti Pension Fund liability/(asset)	23	-	(5)
Post-retirement medical scheme for AngloGold Ashanti South Africa employees	159	179	149
Other defined benefit plans	12	12	10

Sub total	194	191	154
Transferred to other non-current assets. See Note 15.
AngloGold Ashanti Pension Fund	-	-	5
Post-retirement medical scheme for Rand Refinery employees	2	3	2
Ashanti retired staff pension plan	1	-	-
Short-term portion transferred to other current liabilities. See Note 17.	(12)	(14)	(14)

Total provision classified as a non-current liability	185	180	147

South Africa defined benefit pension fund

The plan is evaluated by independent actuaries on an annual basis as at December 31. The valuation as at December 31, 2011 was completed at the beginning of 2012. The most recent statutory valuation effective December 31, 2008 was completed in March 2010. The next statutory valuation will have an effective date no later than December 31, 2011.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Information with respect to the defined benefit fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:

	000,000,000	000,000,000	000,000,000	000,000,000

		Pension benefits
		2011	2010	2009
		$	$	$

	Change in benefit obligation
	Benefit obligation at January 1,	334	269	199
	Service cost	7	7	6
	Interest cost	25	25	16
	Plan participants’ contributions	2	2	2
	Actuarial loss/(gain)	22	21	(2)
	Benefits paid	(19)	(28)	(8)
	Translation	(64)	38	56

	Benefit obligation at December 31,	307	334	269

	Change in plan assets
	Fair value of plan assets at January 1,	334	274	188
	Actual return on plan assets	24	40	32
	Company contributions	7	8	5
	Plan participants’ contributions	2	2	2
	Benefits paid	(19)	(28)	(8)
	Translation	(64)	38	55

	Fair value of plan assets at December 31,	284	334	274

	(Unfunded)/funded status at end of year	(23)	-	5

	Net amount recognized	(23)	-	5

	Components of net periodic benefit cost
	Service cost	7	7	6
	Interest cost	25	25	16
	Actuarial loss/(gain)	28	10	(14)
	Expected return on assets	(30)	(29)	(20)

	Net periodic benefit cost	30	13	(12)

	Accumulated benefit obligation at December 31,	269	290	230

	Assumptions
	Weighted-average assumptions used to determine benefit obligations at December 31,
	Discount rate	8.75%	8.50%	9.25%
	Rate of compensation increase	8.00%	7.25%	7.50%

	Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,
	Discount rate	8.75%	8.50%	9.25%
	Expected long-term return on plan assets	11.20%	9.99%	10.63%
	Rate of compensation increase(1)	8.00%	7.25%	7.50%
	Pension increase	5.40%	4.73%	4.95%

(1)	Short-term compensation rate increase	7.50%	7.50%	7.00%
	Long-term compensation rate increase	8.00%	7.25%	7.50%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.

	000,000,000,000	000,000,000,000

	Pension benefits

	2011%	2010%

Plan assets
AngloGold Ashanti’s pension plan asset allocations at December 31, 2011 and 2010, by asset category are as follows:

Asset category
Equity securities	56%	60%
Debt securities	37%	36%
Other	7%	4%

	100%	100%

Fair value of plan assets

The following table sets out the Company’s plan assets measured at fair value, by level within the hierarchy as at December 31, 2011 (in US Dollars, millions):

	000,000,000,000	000,000,000,000	000,000,000,000	000,000,000,000

Description	Level 1	Level 2	Level 3	Total

Domestic equity security	106			106
Foreign equity securities	54			54
Domestic fixed interest bonds	81			81
Foreign fixed interest bonds	14			14
Real estate investment trust	3			3
Cash	16			16
Unlisted specialized credit		10		10

The following table sets out the Company’s plan assets measured at fair value, by level within the hierarchy as at December 31, 2010 (in US Dollars, millions):

	000,000,000,000	000,000,000,000	000,000,000,000	000,000,000,000

Description	Level 1	Level 2	Level 3	Total

Domestic equity security	150			150
Foreign equity securities	50			50
Domestic fixed interest bonds	95			95
Foreign fixed interest bonds	13			13
Real estate investment trust	4			4
Cash	11			11
Unlisted specialized credit		11		11

Fair value of level 1 plan assets is based on quoted market prices.

Fair value of level 2 plan assets is based on market interest rates (for fixed rate investments) accrued interest and credit risk ratings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

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

	000,000,000	000,000,000	000,000,000	000,000,000	000,000,000	000,000,000

	2011			2010
	No. of shares	Percentage of total assets	Fair value $	No. of shares	Percentage of total assets	Fair value $

Related parties
Investments held in related parties are summarized as follows:

Equity securities
AngloGold Ashanti Limited	100,079	1.5%	4	119,758	1.8%	6

Other investments exceeding 5% of total plan assets
Bonds
IFM Corporate Bond Unit Trust	287,226,346	12.7%	36	267,975,059	12.2%	41
Allan Gray Orbis Global Equity Fund	242,110	9.5%	27	243,210	9.0%	30
Stonehage Contrarius Global Equity Fund	1,251,535	9.1%	26	-	-	-

			89			71

Cash flows

$

Contributions
Expected Company contribution to its pension plan in 2012	5

Estimated future benefit payments

The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2012	20
2013	20
2014	21
2015	21
2016	21
2017 – 2021	115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

South Africa post-retirement medical benefits

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last actuarial valuation was performed at December 31, 2011.

Information with respect to the defined benefit liability, which includes post-retirement medical benefits for AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:

	000,000,000	000,000,000	000,000,000

	Other benefits

	2011 $	2010 $	2009 $

Change in benefit obligation
Benefit obligation at January 1,	179	149	115
Service cost	1	1	-
Interest cost	13	13	9
Benefits paid	(13)	(14)	(10)
Actuarial loss	11	10	4
Translation	(32)	20	31

Benefit obligation at December 31,	159	179	149

Unfunded status at end of year	(159)	(179)	(149)

Net amount recognized	(159)	(179)	(149)

Components of net periodic benefit cost
Service cost	1	1	-
Interest cost	13	13	9
Actuarial gains and losses	11	10	4

	25	24	13

The assumptions used in calculating the above amounts are:
Discount rate	8.75%	8.50%	9.25%
Expected increase in health care costs	7.50%	7.60%	7.00%

Assumed health care cost trend rates at December 31,
Health care cost trend assumed for next year	7.50%	7.60%	7.00%
Rate to which the cost trend is assumed to decline (ultimate trend rate)	7.50%	7.60%	7.00%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:

	000,000,000	000,000,000
	1-percentage point increase	1-percentage point decrease

Effect on total service and interest cost	2	(1)
Effect on post-retirement benefit obligation	17	(14)

Cash flows

$

Contributions
Expected Company contributions to the post-retirement medical plan in 2012	12

Estimated future benefit payments

The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2012	12
2013	13
2014	14
2015	14
2016	14
2017 – 2021	74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Other defined benefit plans

Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for the United States of America employees, the Supplemental Employee Retirement Plan for North America (USA) Inc. employees and the Nuclear Fuels South Africa (“NUFCOR”) – Retiree Medical Plan for Nufcor South African employees.

Information in respect of other defined benefit plans for the years ended December 31, 2011, 2010 and 2009 have been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost as follows:

Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:

	000,000,000	000,000,000	000,000,000

	2011 $	2010 $	2009 $

Change in benefit obligations
Balance at January 1,	22	18	17
Interest cost	1	1	-
Actuarial loss	-	5	-
Benefits paid	(2)	(2)	(1)
Translation	-	-	2

Balance at December 31,	21	22	18

Change in plan assets
Fair value of plan assets at January 1,	10	8	6
Actual return on plan assets	1	2	-
Benefits paid	-	(1)	-
Translation	(2)	1	2

Fair value of plan assets at December 31,	9	10	8

Unfunded status at end of year	(12)	(12)	(10)

Net amount recognized	(12)	(12)	(10)

Components of net periodic benefit cost
Interest cost	1	1	-
Actuarial gain	(1)	(1)	-

	-	-	-

Accumulated benefit obligation at December 31,	12	12	10

Cash flows

The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members. The Company does not make a contribution to these plans.

Estimated future benefit payments

The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

$

2012	2
2013	2
2014	2
2015	2
2016	2
2017 – 2021	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Defined contribution funds

The following table sets forth the cost of providing retirement benefits.

	000,000	000,000	000,000

	2011 $	2010 $	2009 $

Australia (Sunrise Dam, Tropicana and Other) (1)	5	4	4
Namibia (Navachab) (2)	2	1	1
Tanzania (Geita) (3)	-	-	-
United States of America (Cripple Creek & Victor) (4)	2	2	2
Argentina and Brazil (AngloGold Ashanti Córrego do Sitío Mineração, Cerro Vanguardia and Serra Grande) (5)	2	4	1
Ghana and Guinea (Iduapriem, Obuasi and Siguiri) (6)	5	5	4
South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, TauTona, Corporate and Other) (7)	48	48	41

	64	64	53

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

(2)

Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Life Assurance Company (Namibia) Limited. Both the Company and the employees contribute to this fund.

(3)

Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (“NSSF”) or the Parastatal Provident Fund (“PPF”), depending on the employee’s choice, and the Company also makes a contribution on the employee’s behalf to the same fund. On leaving the Company, employees may withdraw their contribution from the fund. From July 2005, the Company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The Company makes no contribution towards any retirement schemes for contracted expatriate employees. The Company contributes to the NSSF on behalf of expatriate employees. On termination of employment the Company may apply for a refund of contributions from the NSSF.

(4)

AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti USA.

(5)

AngloGold Ashanti in South America operates defined contribution arrangements for its employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (“Plano Gerador de Beneficio Livre”) fund, similar to the American 401 (k) type of plan was started in December 2001. Administered by Bradesco Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the Company in Brazil. Argentine nationals contribute to the obligatory Regimen Previsional Público fund which is administered by the state through the National Administrators of the Social Security (“ANSES”). Employees in Argentina contribute 11 percent of their salaries towards the Regimen Previsional Público fund and the Company makes a contribution of 17 percent of an employee’s salary to the same fund.

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

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Management team, in evaluating operating performance of, and making resource allocation decisions among operations.

	000,000,000	000,000,000	000,000,000

Business segment data	Year ended December 31

	2011 $	2010 $	2009 $

Revenues
Revenues from product sales:
South Africa	2,561	875	1,374
Continental Africa	2,529	1,038	1,242
Australasia	385	206	291
Americas	1,487	571	692

	6,962	2,690	3,599
Less: Equity method investments included above	(392)	(331)	(358)
Plus: Loss on realized non-hedge derivatives included above	-	2,975	543

Total revenues from product sales	6,570	5,334	3,784

Depreciation and amortization expense
South Africa	360	357	281
Continental Africa	223	185	207
Australasia	42	35	38
Americas	173	152	111

	798	729	637
Less: Equity method investments included above	(9)	(9)	(22)

Total depreciation and amortization expense	789	720	615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

	000,000,000	000,000,000	000,000,000

Business segment data	Year ended December 31

	2011 $	2010 $	2009 $

Segment income/(loss)
South Africa	1,021	675	574
Continental Africa	941	493	199
Australasia	38	158	(15)
Americas	751	508	335
Other, including Corporate and Non-gold producing subsidiaries	(192)	(179)	(133)

Total segment income	2,559	1,655	960

The following are included in segment income/(loss):

Interest revenue
South Africa	28	27	30
Continental Africa	14	3	3
Australasia	4	2	12
Americas	4	10	8
Other, including Corporate and Non-gold producing subsidiaries	2	1	1

Total interest revenue	52	43	54

Interest expense
South Africa	5	7	4
Continental Africa	1	7	4
Australasia	-	1	2
Americas	3	3	12
Other, including Corporate and Non-gold producing subsidiaries	169	133	101

Total interest expense	178	151	123

Equity (loss)/income in associates
South Africa	(2)	(1)	(2)
Continental Africa	89	69	102
Other, including Corporate and Non-gold producing subsidiaries	(28)	(28)	(12)

Total equity income in associates	59	40	88

Reconciliation of segment income to Net income/(loss) - attributable to AngloGold Ashanti
Segment total	2,559	1,655	960
Exploration costs	(279)	(206)	(150)
General and administrative expenses	(287)	(228)	(158)
Market development costs	(9)	(14)	(10)
Non-hedge derivative gain/(loss) and movement on bonds	196	(786)	(1,452)
Taxation (expense)/benefit	(705)	(255)	33
Noncontrolling interests	(50)	(54)	(48)

Net income/(loss) - attributable to AngloGold Ashanti	1,425	112	(825)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

	Business segment data	Year ended December 31

		2011 $	2010 $	2009 $

	Segment assets
	South Africa(1)	2,974	3,370	3,354
	Continental Africa	4,365	4,093	4,055
	Australasia	714	534	496
	Americas	2,527	2,170	2,012
	Other, including Corporate, and Non-gold producing subsidiaries	605	221	745

	Total segment assets	11,185	10,388	10,662

(1)	Includes the following which have been classified as assets held for sale:
	Rand Refinery Limited	1	1	1
	ISS International Limited	-	15	-
	Tau Lekoa	-	-	73
	ISS International Limited was classified as held for sale in 2010. The sale was concluded effective February 28, 2011.

	Expenditure for additions to long-lived assets
	South Africa	549	430	395
	Continental Africa	418	232	196
	Australasia	102	40	177
	Americas	452	309	257
	Other, including Corporate and Non-gold producing subsidiaries	6	4	2

		1,527	1,015	1,027
	Less: Equity method investments included above	(88)	(42)	(8)

	Total expenditure for additions to long-lived assets	1,439	973	1,019

	Geographical area data
	Total revenues
	South Africa	2,596	899	1,395
	Continental Africa	2,529	1,043	1,243
	Australasia	389	208	308
	Americas	1,499	573	691
	Other, including Corporate and Non-gold producing subsidiaries	17	37	129

		7,030	2,760	3,766
	Less: Equity method investments included above	(388)	(333)	(355)
	Plus: Loss on realized non-hedge derivatives included above	-	2,975	543

	Total revenues	6,642	5,402	3,954

	Long-lived assets by area
	South Africa	2,360	2,701	2,393
	Continental Africa	3,544	3,437	3,405
	Australasia	441	373	342
	Americas	2,088	1,808	1,678
	Other, including Corporate and Non-gold producing subsidiaries	121	72	86

	Total long-lived assets	8,554	8,391	7,904

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

Business segment data	Year ended December 31

	2011 $	2010 $	2009 $

Entity-wide disclosures
Revenues(1)
South Africa	2,561	2,207	1,665
Ghana	802	566	513
Tanzania	753
Brazil	767	599	437

(1)	Material revenues are attributed to countries based on location of production.

Long-lived assets(2)
South Africa	2,151	2,458	2,176
Ghana	2,034	1,924	1,887
United States of America	810	719	671
Brazil	950	768	689

(2)	Material long-lived assets excluding goodwill and other intangibles, financial instruments and deferred taxation assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS

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

At the annual general meeting held on May 7, 2010, shareholders authorized that 17,000,000 shares may be allocated for the purposes of the scheme. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the shares attributable to the scheme or 850,000 ordinary shares per employee could be issued in aggregate (2010: 850,000).

Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive Scheme, rank pari passu with issued shares in all respects, including participation in dividends.

Non-executive directors are not eligible for participation in the Share Incentive Scheme.

Total plan employee costs

On December 31, 2011, the Company had six stock based compensation plans which are described below.

Total compensation cost charged against income for these plans were as follows:

	2011 $		2010 $	2009 $

Compensation cost recognized	54	(1)	59	41

(1)	Excludes $7 million relating to the Black economic empowerment transaction restructuring costs for Izingwe (see Note 5).

At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounted to 10,075,485 (2010: 11,398,904).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

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

No further options will be granted under this plan which terminated on February 1, 2012, being the date on which the last options granted under this plan could have been, exercised or expired.

A summary of time related options showing movement from the beginning of the year to the end of the year, is presented below:

	Options (000)	Weighted- average exercise price R
Outstanding at January 1, 2011	1	194
Exercised	(1)	194

Outstanding at December 31, 2011	-	-

Exercisable at December 31, 2011	-	-

A summary of the salient features of the time related options is presented below:

	2011		2010		2009
Total intrinsic value of options outstanding at period end (R millions)	-		-	(1)	5
Intrinsic value of options exercised (R millions)	-	(1)	5		15
Weighted average remaining contractual term (years)	-		1		1

(1)	Less than R1 million.

There was no income statement charge for 2011, 2010 and 2009, as the total compensation cost was expensed up to date of vesting in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

•	Performance related options

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

A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:

	Options (000)	Weighted- average exercise price R
Outstanding at January 1, 2011	392	242
Exercised	(221)	249
Forfeited (terminations)	-	-

Outstanding at December 31, 2011	171	232

Exercisable at December 31, 2011	171	232

A summary of the salient features of the performance related options is presented below:

	2011	2010	2009

Total intrinsic value of options outstanding at period end (R millions)	19	33	42
Intrinsic value of options exercised (R millions)	17	17	49
Weighted average remaining contractual term (years)	2	3	4

All options which have not been exercised within ten years from the date on which they were granted automatically expire.

There was no income statement charge for 2011, 2010 and 2009, as the total compensation cost was expensed up to date of vesting in 2007.

During 2011, a total of 221,429 common shares were issued under the share incentive scheme in terms of time-based and performance awards.

As at December 31, 2011, there was no unrecognized compensation cost related to unvested stock options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

The weighted average of all options outstanding as at December 31, 2011, is as follows:

Range of exercise prices R	Quantity of options within range (000)		Weighted average exercise price R	Weighted average contractual life Years
144 – 211	28		194	2.0
212 – 300	143		243	1.5
	171	(1)	235	1.6

(1)Represents performance related options outstanding.

No options expired during the year ended December 31, 2011.

Since December 31, 2011 to and including March 31, 2012, 9,847 options (granted in respect of performance related options) have been exercised.

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

During 2011 a total of 466,849 common shares were issued in terms of the BSP rules.

For awards made, the following information is presented:

Award date (unvested awards and awards vested during the year)	2011	2010	2009	2008
Calculated fair value (R per share)	340.00	280.90	293.99	267.05
Vesting date (40%)	February 21, 2012	February 24, 2011	February 18, 2010	January 1, 2009
Vesting date (60%)	February 21, 2013	February 24, 2012	February 18, 2011	January 1, 2010
Vesting date (conditional 20%)	February 21, 2014	February 24, 2013	February 18, 2012	January 1, 2011
Expiry date	February 20, 2021	February 23, 2020	February 17, 2019	December 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

Awards (000)
Outstanding at January 1, 2011	1,552
Granted	821
Exercised	(467)
Forfeited (terminations)	(81)

Outstanding at December 31, 2011	1,825

Exercisable at December 31, 2011	681

BSP awards are issued with no exercise price.

A summary of the salient features of the BSP is presented below:

	2011	2010	2009

Total intrinsic value of awards outstanding at period end (R millions)	627	508	397
Intrinsic value of awards exercised (R millions)	153	146	75
Weighted average remaining contractual term (years)	6	7	7

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

The main performance conditions in terms of the LTIP issued in 2008, 2009, 2010 and 2011 are:

•	up to 30 percent of an award will be determined by the performance of total shareholder returns compared with that of a group of comparative gold-producing companies;
•	up to 30 percent of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
•	up to 40 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
•	three-year’s service is required.

During 2011, a total of 201,315 common shares were issued in terms of the LTIP rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

For awards made, the following information is presented:

Award date (unvested awards and awards vested during the year)	2011	2010	2009	2008
Calculated fair value (Rand per share)	340.00	280.90	293.99	267.05
Vesting date	February 21, 2014	February 24, 2013	February 18, 2012	January 1, 2011
Expiry date	February 20, 2021	February 23, 2020	February 17, 2019	December 31, 2017

A summary of time and performance related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

Awards (000)
Outstanding at January 1, 2011	1,600
Granted	686
Exercised	(201)
Forfeited (terminations)	(103)

Outstanding at December 31, 2011	1,982

Exercisable at December 31, 2011	242

LTIP awards are issued with no exercise price.

A summary of the salient features of the LTIP is presented below:

	2011	2010	2009

Total intrinsic value of awards outstanding at period end (R millions)	681	522	387
Intrinsic value of awards exercised (R millions)	66	26	22
Weighted average remaining contractual term (years)	6	7	7

Compensation expense related to BSP and LTIP awards recognized ($ millions)	42	45	27
As at December 31, the unrecognized compensation cost related to unvested awards of the BSP and LTIP plans amounted to ($ millions)	27	23	18
Unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately (years)	2	2	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

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

On April 14, 2011, AngloGold Ashanti Limited, NUM, Solidarity, UASA, Izingwe and the Bokamoso ESOP Board of Trustees announced the restructuring of the empowerment transactions concluded between the Company and the unions, and the Company and Izingwe respectively in 2006.

This restructuring was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E ordinary shares vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.

In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti Limited shareholders, the scheme was restructured as follows:

•	all lapsed E ordinary shares that vested without value were reinstated;
•	the strike (base) price was fixed at R320.00 per share for the Bokamoso ESOP and R330.00 for Izingwe;
•	the notional interest charge that formed part of the original cancellation formula fell away;
•	as before, 50 percent of any dividends declared was used to reduce the strike price;
•	as before, the remaining 50 percent is paid directly to participants under the empowerment transaction; and
•

the life span of the scheme was extended by an additional year, the last vesting being in 2014, instead of 2013. A minimum payout on vesting of the E ordinary shares has been set at R40.00 each and a maximum payout of R70.00 each per E ordinary share for Izingwe and R90.00 each for members of the Bokamoso ESOP (i.e. employees), including the impact of the 50 percent of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti Limited and its shareholders.

The total incremental fair value of awards granted was R29.14 per share and will be included in earnings up to the vesting date in 2014. The Company recorded a charge of $12 million (2010: $nil million) to earnings during the year as a result of the restructuring.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

The award of free ordinary shares to employees

The fair value of each free ordinary share awarded in 2011 was R306.99 (2008: R188, 2007: R306 and 2006: R320). The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009, and each subsequent year up to expiry date of November 1, 2013.

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

Awards (000)
Outstanding at January 1, 2011	435
Granted	49
Reallocated	16
Exercised	(157)
Forfeited (terminations)	(16)

Outstanding at December 31, 2011	327

Exercisable at December 31, 2011	-

A summary of the salient features of the award of free ordinary shares under ESOP to employees is presented below:

	2011	2010	2009

Total intrinsic value of awards outstanding at period end (R millions)	112	142	204
Intrinsic value of awards exercised (R millions)	51	72	58
Weighted average remaining contractual term (years)	1	1	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

The award of E ordinary shares to the employees:

Before the restructuring of the ESOP scheme during April 2011, the average fair value of the E ordinary shares awarded to employees in 2008 was R13 (2007: R79 and 2006: R105) per share. After the restructuring of the scheme the average fair value per share of the E Ordinary shares was R49.57. Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a six year period commencing on the third anniversary of the original 2006 award, the Company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in the tranche will be converted to ordinary shares for the benefit of the employees.

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

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2011	2008	2007	2006
Risk-free interest rate	6.63%	7.00%	7.00%	7.00%
Dividend yield	0.99%	1.39%	2.06%	2.30%
Volatility factor of market share price	33.50%	35.00%	33.00%	36.00%

A summary of E ordinary shares, awarded to employees, showing movement from the beginning of the year to the end of the year, is presented below:

	Options (000)	Weighted- average exercise price R
Outstanding at January 1, 2011	1,686	366
Granted	769	320
Reallocated	62	333
Forfeited (terminations)	(62)	333
Cancelled	(408)	320
Converted	(514)	315

Outstanding at December 31, 2011	1,533	315

Exercisable at December 31, 2011	-	-

A summary of the salient features of the award of E ordinary shares to employees is presented below:

	2011	2010		2009

Total intrinsic value of awards outstanding at period end (R millions) (1)	43	-		-
Intrinsic value of awards exercised (R millions)	6	-	(2)	-	(2)
Weighted average remaining contractual term (years)	1	1		2

(1)	The options outstanding at December 31, 2010, and 2009 had no intrinsic value as the share price at year end was lower than the weighted average exercise price.
(2)	Less than R1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

	2011	2010	2009

Compensation expense related to the ESOP scheme recognized ($ millions)	12	12	12
As at December 31, the unrecognized compensation cost related to unvested awards of the ESOP scheme amounted to ($ millions)	9	8	16
Unrecognized compensation cost is expected to be recognized over the remaining scheme term (years)	3	3	4

Weighted average exercise price is calculated as the initial grant price of R288 plus interest factor less dividend apportionment up to April 2011. After that date the exercise price is calculated at the restructured price of R320 less dividend apportionment.

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

The share price on the day of issue as of April 29, 2009 was $32.15, whilst the share price used in the payment of the third tranche was $49.24 per share (second tranche in 2010: $39.50 per share, first tranche in 2009: $28.46 per share).

The award of share appreciation rights to employees

A summary of share appreciation rights showing movement from the beginning of the year to the end of the year, is presented below:

Number of rights (000)
Outstanding at January 1, 2011	49
Exercised	(24)
Forfeited (terminations)	(1)

Rights outstanding at December 31, 2011	24

Rights exercisable at December 31, 2011	-

	2011		2010	2009
	$		$	$
Compensation expense related to Ghana ESOP scheme recognized ($ millions)	-	(1)	2	2
The liability recognized in the consolidated balance sheet in respect of unexercised rights was as follows	1		2

(1)	Less than $1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

AngloGold Ashanti Holdings plc (“IOMco”), a wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). See Note 18 and Note 20. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia). The following is condensed consolidating financial information for the Company as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of income

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2011	2011	2011	2011	2011
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Sales and other income	2,709	1	4,108	(176)	6,642
Product sales	2,561	-	4,009	-	6,570
Interest, dividends and other	148	1	99	(176)	72
Costs and expenses	2,417	99	1,453	552	4,521
Production costs	1,115	-	1,862	-	2,977
Exploration costs	19	18	242	-	279
Related party transactions	(12)	-	-	-	(12)
General and administrative expenses/(recoveries)	249	27	32	(21)	287
Royalties paid	73	-	120	-	193
Market development costs	5	-	4	-	9
Depreciation, depletion and amortization	354	-	435	-	789
Impairment of assets	14	-	3	-	17
Interest expense	5	69	104	-	178
Accretion expense	12	-	16	-	28
Employment severance costs	9	-	6	-	15
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	574	(15)	(1,175)	573	(43)
Non-hedge derivative loss and movement on bonds	-	-	(196)	-	(196)

Income/(loss) before income tax provision	292	(98)	2,655	(728)	2,121
Taxation expense	(333)	(2)	(370)	-	(705)
Equity income /(loss) in associates	62	(3)	-	-	59
Equity income/(loss) in subsidiaries	1,465	808	-	(2,273)	-
Income/(loss) from continuing operations	1,486	705	2,285	(3,001)	1,475
Preferred stock dividends	(61)	-	(61)	122	-
Net income/(loss)	1,425	705	2,224	(2,879)	1,475
Less: Net income attributable to noncontrolling interests	-	-	(50)	-	(50)
Net income/(loss) attributable to AngloGold Ashanti	1,425	705	2,174	(2,879)	1,425

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of income

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2010 $ AngloGold Ashanti	2010 $ IOMco	2010 $ Other subsidiaries	2010 $ Consolidation adjustments	2010 $ Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Sales and other income	2,348	(2)	3,233	(177)	5,402
Product sales	2,207	-	3,127	-	5,334
Interest, dividends and other	141	(2)	106	(177)	68
Costs and expenses	4,130	1,120	2,818	(3,047)	5,021
Production costs	1,091	-	1,565	-	2,656
Exploration costs	14	12	180	-	206
Related party transactions	(15)	-	-	-	(15)
General and administrative expenses	164	6	44	14	228
Royalties paid	38	-	104	-	142
Market development costs	7	-	7	-	14
Depreciation, depletion and amortization	352	-	368	-	720
Impairment of assets	73	-	18	-	91
Interest expense	7	69	75	-	151
Accretion expense	10	-	12	-	22
Employment severance costs	19	-	4	-	23
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	2,041	1,033	(16)	(3,061)	(3)
Non-hedge derivative loss and movement on bonds	329	-	457	-	786

(Loss)/income before income tax provision	(1,782)	(1,122)	415	2,870	381
Taxation expense	(1)	(1)	(253)	-	(255)
Equity income/(loss) in associates	63	(23)	-	-	40
Equity income/(loss) in subsidiaries	1,907	373	-	(2,280)	-
Income/(loss) from continuing operations	187	(773)	162	590	166
Preferred stock dividends	(75)	-	(76)	151	-
Net income/(loss)	112	(773)	86	741	166
Less: Net income attributable to noncontrolling interests	-	-	(54)	-	(54)
Net income/(loss) attributable to AngloGold Ashanti	112	(773)	32	741	112

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of income

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2009 $ AngloGold Ashanti	2009 $ IOMco	2009 $ Other subsidiaries	2009 $ Consolidation adjustments	2009 $ Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Sales and other income	1,775	(38)	2,273	(56)	3,954
Product sales	1,665	-	2,119	-	3,784
Interest, dividends and other	110	(38)	154	(56)	170
Costs and expenses	2,073	625	2,777	(623)	4,852
Production costs	862	-	1,367	-	2,229
Exploration costs	6	14	130	-	150
Related party transactions	(18)	-	-	-	(18)
General and administrative expenses/(recoveries)	96	(121)	149	34	158
Royalties paid	-	-	84	-	84
Market development costs	5	-	5	-	10
Depreciation, depletion and amortization	277	-	338	-	615
Impairment of assets	4	-	4	-	8
Interest expense	4	67	52	-	123
Accretion expense	6	-	11	-	17
Employment severance costs	10	-	4	-	14
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	12	665	(10)	(657)	10
Non-hedge derivative loss and movement on bonds	809	-	643	-	1,452

(Loss)/income before income tax provision	(298)	(663)	(504)	567	(898)
Taxation benefit/(expense)	112	(2)	(77)	-	33
Equity income/(loss) in associates	98	(10)	-	-	88
Equity (loss)/income in subsidiaries	(673)	(383)	-	1,056	-
(Loss)/income from continuing operations	(761)	(1,058)	(581)	1,623	(777)
Preferred stock dividends	(64)	-	(65)	129	-
Net (loss)/income	(825)	(1,058)	(646)	1,752	(777)
Less: Net income attributable to noncontrolling interests	-	-	(48)	-	(48)
Net (loss)/income attributable to AngloGold Ashanti	(825)	(1,058)	(694)	1,752	(825)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating balance sheets

AT DECEMBER 31,

(In millions)

	2011 $ AngloGold Ashanti	2011 $ IOMco	2011 $ Other subsidiaries	2011 $ Consolidation adjustments	2011 $ Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
ASSETS
Current Assets	833	2,469	3,486	(4,157)	2,631
Cash and cash equivalents	388	458	266	-	1,112
Restricted cash	1	-	34	-	35
Receivables, inter-group balances and other current assets	444	2,011	3,186	(4,157)	1,484
Property, plant and equipment, net	1,940	-	4,183	-	6,123
Acquired properties, net	167	-	612	-	779
Goodwill	-	-	198	(16)	182
Other intangibles, net	9	-	22	-	31
Other long-term inventory	-	-	31	-	31
Materials on the leach pad	-	-	393	-	393
Other long-term assets and deferred taxation assets	4,362	3,558	815	(7,720)	1,015
Total assets	7,311	6,027	9,740	(11,893)	11,185
LIABILITIES AND EQUITY
Current liabilities including inter-group balances	889	1,550	2,992	(4,512)	919
Other non-current liabilities	49	-	46	(32)	63
Long-term debt	33	994	1,446	-	2,473
Derivatives	-	-	93	-	93
Deferred taxation liabilities	641	-	596	5	1,242
Provision for environmental rehabilitation	147	-	506	-	653
Other accrued liabilities	-	-	35	-	35
Provision for pension and other post-retirement medical benefits	170	-	15	-	185
Commitments and contingencies	-	-	-	-	-
Equity	5,382	3,483	4,011	(7,354)	5,522
Stock issued	13	5,269	897	(6,166)	13
Additional paid in capital	8,740	435	219	(654)	8,740
Accumulated deficit	(2,575)	(2,220)	(3,521)	5,741	(2,575)
Accumulated other comprehensive income and reserves	(796)	(1)	6,277	(6,276)	(796)
Total AngloGold Ashanti stockholders’ equity	5,382	3,483	3,872	(7,355)	5,382
Noncontrolling interests	-	-	139	1	140

Total liabilities and equity	7,311	6,027	9,740	(11,893)	11,185
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating balance sheets

AT DECEMBER 31,

(In millions)

	2010 $ AngloGold Ashanti	2010 $ IOMco	2010 $ Other subsidiaries	2010 $ Consolidation adjustments	2010 $ Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
ASSETS
Current Assets	1,169	2,265	3,869	(5,306)	1,997
Cash and cash equivalents	152	114	309	-	575
Restricted cash	1	-	9	-	10
Receivables, inter-group balances and other current assets	1,016	2,151	3,551	(5,306)	1,412
Property, plant and equipment, net	2,197	-	3,729	-	5,926
Acquired properties, net	217	-	619	-	836
Goodwill	-	-	197	(17)	180
Other intangibles, net	-	-	17	-	17
Other long-term inventory	-	-	27	-	27
Materials on the leach pad	-	-	331	-	331
Other long-term assets and deferred taxation assets	3,328	736	914	(3,904)	1,074
Total assets	6,911	3,001	9,703	(9,227)	10,388
LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,293	1,587	6,116	(7,992)	1,004
Other non-current liabilities	52	-	71	(54)	69
Long-term debt	39	1,044	1,519	-	2,602
Derivatives	-	-	176	-	176
Deferred taxation liabilities	720	-	471	9	1,200
Provision for environmental rehabilitation	176	-	354	-	530
Other accrued liabilities	-	-	38	-	38
Provision for pension and other post-retirement medical benefits	165	-	15	-	180
Commitments and contingencies	-	-	-	-	-
Equity	4,466	370	943	(1,190)	4,589
Stock issued	13	4,587	897	(5,484)	13
Additional paid in capital	8,670	363	219	(582)	8,670
Accumulated deficit	(3,869)	(4,580)	(4,350)	8,930	(3,869)
Accumulated other comprehensive income and reserves	(348)	-	4,055	(4,055)	(348)
Total AngloGold Ashanti stockholders’ equity	4,466	370	821	(1,191)	4,466
Noncontrolling interests	-	-	122	1	123

Total liabilities and equity	6,911	3,001	9,703	(9,227)	10,388

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of cash flows

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2011 $ AngloGold Ashanti	2011 $ IOMco	2011 $ Other subsidiaries	2011 $ Consolidation adjustments	2011 $ Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Net cash provided by/(used) in operating activities	1,158	11	1,503	(122)	2,550
Net income/(loss)	1,425	705	2,224	(2,879)	1,475
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	577	(15)	(1,108)	573	27
Depreciation, depletion and amortization	354	-	435	-	789
Impairment of assets	14	-	3	-	17
Deferred taxation	212	-	87	-	299
Other non cash items	(1,709)	(789)	199	2,184	(115)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	36	-	153	-	189
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	146	108	(254)	-	-
Receivables	14	-	(27)	-	(13)
Inventories	23	-	(267)	-	(244)
Accounts payable and other current liabilities	66	2	58	-	126
Net cash used in investing activities	(552)	(103)	(948)	-	(1,603)
Increase in non-current investments	(32)	(98)	(132)	-	(262)
Net associates and equity accounted joint ventures loans advanced	-	(5)	(20)	-	(25)
Additions to property, plant and equipment	(529)	-	(864)	-	(1,393)
Expenditure on intangible assets	(10)	-	(6)	-	(16)
Proceeds on sale of mining assets	6	-	13	-	19
Proceeds on sale of investments	-	-	91	-	91
Proceeds from disposal of subsidiary	9	-	-	-	9
Net loans receivable repaid	4	-	-	-	4
Cash of subsidiary disposed	-	-	(11)	-	(11)
Change in restricted cash	-	-	(19)	-	(19)
Net cash (used)/generated by financing activities	(282)	436	(595)	122	(319)
Net changes in short-term debt	(99)	-	(10)	-	(109)
Issuance of stock	10	202	(202)	-	10
Share issue expenses	(1)	-	-	-	(1)
Net changes in long-term debt	-	(50)	-	-	(50)
Debt issue costs	-	-	-	-	-
Cash effects from hedge restructuring	-	-	-	-	-
Dividends (paid)/received	(192)	284	(383)	122	(169)

Net increase/(decrease) in cash and cash equivalents	324	344	(40)	-	628
Effect of exchange rate changes on cash	(88)	-	(14)	-	(102)
Cash and cash equivalents - January 1,	152	114	320	-	586

Cash and cash equivalents - December 31,	388	458	266	-	1,112

 The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of cash flows

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2010 $ AngloGold Ashanti	2010 $ IOMco	2010 $ Other subsidiaries	2010 $ Consolidation adjustments	2010 $ Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Net cash provided by/(used) in operating activities	116	(1,129)	2,202	(151)	1,038
Net income/(loss)	112	(773)	86	741	166
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	2,071	1,033	(21)	(3,061)	22
Depreciation, depletion and amortization	352	-	368	-	720
Impairment of assets	73	-	18	-	91
Deferred taxation	119	-	19	-	138
Cash utilized for hedge book settlements	(993)	-	(1,618)	-	(2,611)
Other non cash items	(1,522)	(1,973)	4,021	2,169	2,695
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	36	-	95	-	131
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	10	580	(590)	-	-
Receivables	(27)	3	(129)	-	(153)
Inventories	(11)	-	(204)	-	(215)
Accounts payable and other current liabilities	(104)	1	157	-	54
Net cash used in investing activities	(943)	(42)	(902)	-	(1,887)
Increase in non-current investments	-	(42)	(116)	-	(158)
Proceeds on disposal of associate	1	-	-	-	1
Net associates and equity accounted joint ventures loans advanced	(3)	-	-	-	(3)
Additions to property, plant and equipment	(424)	-	(549)	-	(973)
Proceeds on sale of mining assets	60	-	9	-	69
Proceeds on sale of investments	-	-	142	-	142
Cash effects from hedge restructuring	(577)	-	(407)	-	(984)
Net loans receivable advanced	-	-	(6)	-	(6)
Change in restricted cash	-	-	25	-	25
Net cash generated/(used) by financing activities	729	707	(1,357)	151	230
Net changes in short-term debt	126	(1,000)	(285)	-	(1,159)
Issuance of stock	798	310	(310)	-	798
Share issue expenses	(20)	-	-	-	(20)
Net changes in long-term debt	-	1,044	789	-	1,833
Debt issue costs	-	(13)	(26)	-	(39)
Cash effects from hedge restructuring	(49)	-	(1,017)	-	(1,066)
Dividends (paid)/received	(126)	366	(508)	151	(117)

Net decrease in cash and cash equivalents	(98)	(464)	(57)	-	(619)
Effect of exchange rate changes on cash	19	-	86	-	105
Cash and cash equivalents - January 1,	231	578	291	-	1,100
Cash and cash equivalents - December 31,	152	114	320	-	586

  The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of cash flows

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2009 $ AngloGold Ashanti	2009 $ IOMco	2009 $ Other subsidiaries	2009 $ Consolidation adjustments	2009 $ Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Net cash provided by/(used) in operating activities	326	(481)	727	(129)	443
Net (loss)/income	(825)	(1,058)	(646)	1,752	(777)
Reconciled to net cash provided by/(used) in by operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	12	665	(2)	(657)	18
Depreciation, depletion and amortization	277	-	338	-	615
Impairment of assets	4	-	4	-	8
Deferred taxation	(141)	-	(58)	-	(199)
Cash utilized for hedge book settlements	-	-	(797)	-	(797)
Other non cash items	946	(1,685)	3,540	(1,224)	1,577
Net (decrease)/increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	(3)	-	22	-	19
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	27	1,571	(1,598)	-	-
Receivables	(5)	(3)	(36)	-	(44)
Inventories	(23)	-	(146)	-	(169)
Accounts payable and other current liabilities	57	29	106	-	192
Net cash (used)/generated in investing activities	(398)	(344)	474	-	(268)
Increase in non-current investments	-	(344)	(99)	-	(443)
Net associates and equity accounted joint ventures loans advanced	(2)	-	-	-	(2)
Additions to property, plant and equipment	(386)	-	(633)	-	(1,019)
Proceeds on sale of mining assets	-	-	1,142	-	1,142
Proceeds on sale of investments	-	-	81	-	81
Cash effects from hedge restructuring	(11)	-	(7)	-	(18)
Net loans receivable repaid	1	-	-	-	1
Change in restricted cash	-	-	(10)	-	(10)
Net cash generated/(used) by financing activities	103	1,174	(1,103)	129	303
Net changes in short-term debt	-	(764)	(89)	-	(853)
Issuance of stock	306	693	(693)	-	306
Share issue expenses	(11)	-	-	-	(11)
Net changes in long-term debt	-	674	222	-	896
Debt issue costs	-	-	(14)	-	(14)
Cash effects from hedge restructuring	(83)	-	118	-	35
Dividends (paid)/received	(109)	571	(647)	129	(56)

Net increase in cash and cash equivalents	31	349	98	-	478
Effect of exchange rate changes on cash	46	-	1	-	47
Cash and cash equivalents - January 1,	154	229	192	-	575
Cash and cash equivalents - December 31,	231	578	291	-	1,100

  The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	SUBSEQUENT EVENTS

Disposal of AGA-Polymetal Strategic Alliance

On February 8, 2012, the transaction to dispose of the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding Limited was completed. The consideration received for the disposal was $20 million. These assets were fully impaired as at December 31, 2011.

Acquisition of First Uranium (Proprietary) Limited (South Africa)

On March 2, 2012, AngloGold Ashanti agreed to acquire First Uranium (Proprietary) Limited (South Africa) (“FUSA”), a wholly owned subsidiary of Toronto-based First Uranium Corporation (“FIUC”) and the owner of Mine Waste Solutions (“MWS”), a recently commissioned tailings retreatment operation located in South Africa’s Vaal River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities, for a cash consideration of $335 million. The transaction will be funded from cash reserves and debt facilities, is subject to various conditions and approvals.

Corporate taxation rate amendment

In Ghana, the Internal Revenue Amendment Act, 2012 received assent by the President on March 5, 2012 and was gazetted on March 9, 2012. The amendment increases the income tax rates for mining companies from the current 25 percent to 35 percent with effect from January 1, 2012. In terms of the stability agreement between AngloGold Ashanti and the government of Ghana which was ratified by Parliament on February 18, 2004 and amended in February 2007, the corporate tax rate during the duration of the agreement until April 26, 2019 for its Ghanaian operations, will be a maximum of 30 percent. The increase in the corporate tax rate to 30 percent (January 2012 to April 2019) and to 35 percent (beyond April 2019) is estimated to have an unfavorable impact on the taxation liability of the Ghanaian operations.

Pamodzi Gold (Orkney) (Proprietary) Limited claim

On March 16, 2012, Pamodzi Gold (Orkney) (Proprietary) Limited (“Pamodzi”) (in provisional liquidation) and four others issued summons against AngloGold Ashanti in the North Gauteng High Court, Pretoria, demanding the return of about R89.5 million (approximately $11.1 million) paid by Pamodzi to AngloGold Ashanti less than six months prior to the winding-up of Pamodzi. Plaintiffs further allege that AngloGold Ashanti took possession of some 26.9 kilograms of gold owned by Pamodzi in March 2009 and demand either that the gold be returned or that reimbursement be provided in the amount of R7.1 million (approximately $0.9 million).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANGLOGOLD ASHANTI LIMITED

/S/ Srinivasan Venkatakrishnan

Name	:	Srinivasan Venkatakrishnan
Title	:	Chief Financial Officer
Date	:	April 23, 2012

E-1

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum and Articles of Association of AngloGold Limited as in effect on May 15, 2009	Incorporated by reference to Exhibit 3.1 of AngloGold’s automatic shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on August 31, 2009

Exhibit 19.4.1.1	AngloGold Limited Share Incentive Scheme in effect April 4, 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002

Exhibit 19.4.1.2	Bonus Share Plan in effect on May 6, 2008	Incorporated by reference to Exhibit 19.4.1.2 of AngloGold’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 19, 2008

Exhibit 19.4.1.3	Long-Term Incentive Plan in effect April 29, 2005	Incorporated by reference to Exhibit 19.4.1.3 of AngloGold Ashanti’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 20, 2006

Exhibit 19.4.1.6

Sale and Purchase Agreement dated January 27, 2009 among AngloGold Ashanti Australia Limited, AngloGold Ashanti Limited, Saddleback Investments (Pty) Ltd, Newmont Boddington (Pty) Ltd, Newmont Mining Corporation, Newmont Australia Limited and BGM Management Company (Pty) Ltd.

Incorporated by reference to Exhibit 19.4.1.6 of AngloGold’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 5, 2009

Exhibit 19.6	Statement regarding how loss/earnings per share information was calculated	See note 8 to the consolidated financial statements

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries

Exhibit 19.12.1	Certification of Mark Cutifani, Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.12.2	Certification of Srinivasan Venkatakrishnan, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

E-2

Exhibit Number	Description	Remarks

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 19.15.1	Consents of Ernst & Young Inc., independent registered public accounting firm

Exhibit 19.15.2	Consent of KPMG, independent registered public accounting firm

Exhibit 19.16	Report on MSHA violations in terms of the Dodd-Frank Act

E-3