Form 20-F
period 2012-12-31
ANGLOGOLD ASHANTI LTD
filed 2013-04-26
CIK 1067428

As filed with the Securities and Exchange Commission on April 26, 2013

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2012

Commission file number: 1-14846

AngloGold Ashanti Limited

(Exact Name of Registrant as Specified in its Charter)

Republic of South Africa

(Jurisdiction of Incorporation or Organization)

76 Jeppe Street, Newtown, Johannesburg, 2001

(P.O. Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

ME Sanz Perez, Company Secretary, Telephone: +27 11 6376306, Facsimile: +27 86 6750137

E-mail: rsanz@anglogoldashanti.com, 76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa

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

Ordinary Shares of 25 ZAR cents each	383,320,962
E Ordinary Shares of 25 ZAR cents each	1,617,752
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

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

PRESENTATION OF INFORMATION

AngloGold Ashanti Limited

In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold, AngloGold Ashanti, the company, the Company and the group are references to AngloGold Ashanti Limited including, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.

US GAAP financial statements

The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31, 2012, 2011 and 2010 and as at December 31, 2012 and 2011 have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

IFRS financial statements

As a company incorporated in the Republic of South Africa, AngloGold Ashanti also prepares annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements (referred to as IFRS statements) are distributed to shareholders and are submitted to the JSE Limited (JSE), as well as the London, New York, Australian and Ghana stock exchanges and are furnished to the US Securities and Exchange Commission (SEC) on Form 6-K.

Currency

AngloGold Ashanti presents its consolidated financial statements in United States dollars.

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to € are to the lawful currency of the European Union, references to C$ or CAD are to the lawful currency of Canada, references to ARS and peso are to the lawful currency of Argentina, references to AUD and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, reference to NAD and N$ are to the lawful currency of Namibia, reference to Tsh is to the lawful currency of the United Republic of Tanzania and references to GHC, cedi or ¢ are to the lawful currency of Ghana.

See “Item 3A.: Selected financial data – Exchange rate information” for historical information regarding the US dollar/South African rand exchange rate. On April 19, 2013 the interbank US dollar/South African rand exchange rate as reported by OANDA Corporation was R9.17/$1.00.

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

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results and forecasts could differ materially from those set out in the forward-looking statements as a result of among other factors, changes in economic, social and political and market conditions, success of business and operating initiative, changes in the regulatory environment and other government actions, including environmental approval, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings and business and operational risk management and other factors as determined in “item 3D.: Risk factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

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

Metallurgical recovery factor (MetRF): A measure of the efficiency in extracting gold from the ore deposit.

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

Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined divided by ore tonnes mined.

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

Effective tax rate: Current and deferred taxation charge for the year as a percentage of profit before taxation.

OANDA Corporation: An internet-based provider of forex trading and currency information services.

Rated bonds: The $700 million 5.375 percent bonds due 2020, $300 million 6.5 percent bonds due 2040 and the $750 million 5.125 percent bonds due 2022.

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

Currencies

$, US$ or dollar	United States dollars
ARS	Argentinean peso
A$ or AUD	Australian dollars
BRL	Brazilian real
€ or Euro	European Euro
C$ or CAD	Canadian dollars
GHC, cedi or ¢	Ghanaian cedi
N$ or NAD	Namibian dollars
Tsh	Tanzanian Shillings
ZAR, R or rand	South African rands

Abbreviations

ADS	American Depositary Share
ADR	American Depositary Receipt
AIFR	All injury frequency rate
ASX	Australian Securities Exchange
Au	Contained gold
BBSY	Bank Bill Swap Bid Rate
bn	Billion
BEE	Black Economic Empowerment
capex	Capital expenditure
CDI	Chess Depositary Interests
CLR	Carbon Leader Reef
Companies Act	South African Companies Act 71, of 2008
DMTNP	Domestic medium-term notes program
ERP	Enterprise resource planning
FIFR	Fatal injury frequency rate
G or g	Grams
g/t	Grams per tonne
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited (Johannesburg Stock Exchange)
King III	South African King Code on Corporate Governance, 2009
Kg or kg	Kilograms
Km or km	Kilometers
LSE	London Stock Exchange
LIBOR	London Interbank Offer Rate
LOM	Life of mine
M or m	Meter or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NYSE	New York Stock Exchange
Oz or oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves 2007 Edition
SEC	United States Securities and Exchange Commission
SOX	Sarbanes-Oxley Act of 2002
T or t	Tons (short) or tonnes (metric)
Tpa or tpa	Tonnes/tons per annum
US/USA/United States	United States of America
VCR	Ventersdorp Contact Reef

Note: Rounding of figures in this report may result in computational discrepancies.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.	SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended December 31, 2010, 2011 and 2012 and as at December 31, 2011 and 2012 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report. The selected financial information for the years ended December 31, 2008 and 2009 and as at December 31, 2008, 2009 and 2010 has been derived from the US GAAP financial statements not included in this annual report.

	Year ended December 31,
	2008 (1)	2009	2010	2011	2012
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated statement of income
Sales and other income	3,730	3,954	5,402	6,642	6,428
Product sales(2)	3,655	3,784	5,334	6,570	6,353
Interest, dividends and other	75	170	68	72	75
Costs and expenses	4,103	4,852	5,021	4,521	5,217
Operating costs(3)	2,452	2,543	3,112	3,555	3,876
Royalties	78	84	142	193	164
Depreciation, depletion and amortization	615	615	720	789	794
Impairment of assets	670	8	91	17	367
Interest expense	72	123	151	178	213
Accretion expense	22	17	22	28	33
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(64)	10	(3)	(43)	35
Non-hedge derivative loss/(gain) and movement on bonds	258	1,452	786	(196)	(265)

(Loss)/income from continuing operations before income tax and equity income in associates	(373)	(898)	381	2,121	1,211

Taxation (expense)/benefit	(22)	33	(255)	(705)	(340)

Equity (loss)/income in associates	(149)	88	40	59	(23)

Net (loss)/income from continuing operations	(544)	(777)	166	1,475	848

Discontinued operations	23	-	-	-	-

Net (loss)/income	(521)	(777)	166	1,475	848

Less: Net income attributable to noncontrolling interests	(42)	(48)	(54)	(50)	(19)

Net (loss)/income - attributable to AngloGold Ashanti	(563)	(825)	112	1,425	829

Net (loss)/income - attributable to AngloGold Ashanti

(Loss)/income from continuing operations	(586)	(825)	112	1,425	829
Discontinued operations	23	-	-	-	-
	(563)	(825)	112	1,425	829

Basic (loss)/earnings per common share (in $)(4)
From continuing operations	(1.86)	(2.30)	0.30	3.71	2.15
Discontinued operations	0.07	-	-	-	-
Net (loss)/income - attributable to AngloGold Ashanti common stockholders	(1.79)	(2.30)	0.30	3.71	2.15

Diluted (loss)/income per common share (in $)(4)
From continuing operations	(1.86)	(2.30)	0.30	3.17	1.61
Discontinued operations	0.07	-	-	-	-
Net (loss)/income - attributable to common stockholders	(1.79)	(2.30)	0.30	3.17	1.61

Dividend per common share (cents)	13	13	18	34	56

	2008	2009	2010	2011	2012
	$	$	$	$	$
	(in millions, except share and per share amounts)

Consolidated balance sheet data (as at period end)

Cash and cash equivalents and restricted cash	585	1,112	585	1,147	927
Other current assets	2,328	1,646	1,412	1,484	1,863
Property, plant and equipment and acquired properties, net	5,579	6,285	6,762	6,902	7,983
Goodwill and other intangibles, net	152	180	197	213	305
Materials on the leach pad (long-term)	261	324	331	393	445
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	546	1,115	1,101	1,046	1,579

Total assets	9,451	10,662	10,388	11,185	13,102

Current liabilities	3,458	4,475	1,004	919	1,959
Provision for environmental rehabilitation	302	385	530	653	758
Deferred taxation liabilities	1,008	1,171	1,200	1,242	1,157
Other long-term liabilities and derivatives	1,277	1,186	3,065	2,849	3,380
Equity (5)	3,406	3,445	4,589	5,522	5,848

Total liabilities and equity	9,451	10,662	10,388	11,185	13,102

Capital stock (exclusive of long-term debt and redeemable preferred stock)	12	12	13	13	13
Number of common shares as adjusted to reflect changes in capital stock	353,483,410	362,240,669	381,204,080	382,242,343	383,320,962
Net assets	3,406	3,445	4,589	5,522	5,848

(1)

2008 results included the acquisition of the remaining 33 percent shareholding in the Cripple Creek and Victor Gold Mining Company with effect from July 1, 2008. In prior years, the investment was consolidated as a subsidiary. The 2008 accounting treatment is therefore consistent with that of prior years.

(2)	Product sales represent revenue from the sale of gold.
(3)	Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, employment severance costs and other.
(4)

The calculations of basic and diluted (loss)/earnings per common share are described in note 8 to the consolidated financial statements “Income/(loss) per common share”. Amounts reflected exclude E Ordinary shares.

(5)	Includes noncontrolling interests.

Annual dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. In respect of 2012, a fourth quarter dividend of 50 South African cents per ordinary share was declared on February 18, 2013, with a record date of March 15, 2013 and a payment date of March 28, 2013.

Year ended December 31(1)	2008	2009	2010	2011	2012
South African cents per ordinary share
First quarter					100
Second quarter	50	60	65	90	100
Third quarter				90	50
Fourth quarter	50	70	80	200	50
Total	100	130	145	380	300

US cents per ordinary share(2)
First quarter					11.81
Second quarter	6.45	7.66	9.00	12.08	12.10
Third quarter				10.87	5.76
Fourth quarter	5.00	9.50	11.26	27.50	5.40
Total	11.45	17.16	20.26	50.45	35.07

(1)	During quarter three of 2011, the Company changed the frequency of dividend payments from half-yearly to quarterly.
(2)	Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

For further information on the company’s policy on dividend distributions, see “Item 8A: Consolidated statements and other financial information – Annual dividend”.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On April 19, 2013, the interbank rate between South African rands and US dollars as reported by OANDA Corporation was R9.17/$1.00.

Year ended December 31	High	Low	Year end	Average (1)
2008 (2)	11.27	6.74	9.30	8.26
2009 (3)	10.70	7.21	7.41	8.44
2010 (3)	8.08	6.57	6.64	7.34
2011 (3)	8.60	6.49	8.14	7.27
2012 (3)	8.95	7.46	8.47	8.20
2013 (3)(4)	9.31	8.47	9.17	8.96

(1)	The average rate of exchange on the last business day of each month during the year.
(2)	Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.
(3)	Based on the interbank rate as reported by OANDA Corporation.
(4)	Through to April 19, 2013.

Exchange rate information for the months of (1)	High	Low
October 2012	8.84	8.30
November 2012	8.95	8.63
December 2012	8.90	8.47
January 2013	9.07	8.47
February 2013	8.99	8.81
March 2013	9.31	8.89
April 2013(2)	9.23	9.08

(1)	Based on the interbank rate as reported by OANDA Corporation.
(2)	Through to April 19, 2013.

3B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.	RISK FACTORS

This section describes many of the risks that could affect AngloGold Ashanti. There may however be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material. Additional risks may arise or become material subsequent to the date of this document. These risks, either individually or simultaneously, could significantly affect the group’s business, financial results and the price of its securities.

Risks related to AngloGold Ashanti’s results of operations and financial condition as a result of factors that impact the gold mining industry generally.

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

The market price of gold has been and continues to be significantly volatile. During 2012, the gold price traded from a low of $1,540 per ounce to a high of $1,790 per ounce. On April 19, 2013, the closing price of gold was $1,404 per ounce. The price of gold is often subject to sharp, short-term changes; for example, during the period from Friday, April 12, 2013 through Monday, April 15, 2013, the price of gold dropped $228 per ounce. While the overall supply of and demand for gold can affect its market price, the considerable size of historical mined (i.e., above ground) stocks of the metal means that these factors typically do not affect the gold price in the same manner or degree as for other commodities. In addition, the shift in demand from physical gold to investment and speculative demand may exacerbate the volatility of the gold price.

During 2012, there appeared to develop a relationship between the central banks and the price of gold with the price falling at the prospect of the end of quantitative easing in some of the main economies.

A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects, or the continuity of existing operations, or to make other long-term strategic decisions. The use of lower gold prices in reserve calculations and life-of-mine plans could result in material write-downs of the company’s investment in mining properties and increased amortization, reclamation and closure charges.

The spot price of uranium has been volatile in past years. During 2012, the price varied between a low of approximately $41 per pound and a high of $53 per pound. On April 19, 2013, the spot price of uranium was $41 per pound. Uranium prices can be affected by several factors, including demand for nuclear reactors, uranium production shortfalls and restocking by utilities. Events like those surrounding the earthquake and tsunami that occurred in Japan in 2011 can also have a material impact on the price of and demand for uranium.

The price of silver has experienced significant fluctuations. From a low of $26 per ounce in January 2012, the price rose steadily to reach a high of $37 per ounce in February 2012. By December 2012, the price had dropped to approximately $30 per ounce. Factors affecting the price of silver include investor demand, physical demand for silver bars, industrial and retail off-take, and silver coin minting. On April 19, 2013, the price of silver was $23 per ounce.

If revenue from sales of gold, uranium, silver or sulfuric acid falls below their respective cost of production for an extended period, AngloGold Ashanti may experience losses or be forced to change its dividend payment policies and curtail or suspend some or all of its exploration projects and existing operations. Declining commodities prices may also force a reassessment of the feasibility of a particular project or projects, which could cause substantial delays or interrupt operations until the reassessment can be completed.

Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Gold is principally a US dollar-priced commodity and most of the company’s revenues are realized in, or linked to, US dollars while production costs are largely incurred in the local currency where the relevant operation is located. Given the company’s global operations and local foreign exchange regulations, some of its funds are held in local currencies, such as the South African rand, Ghanaian cedi, Brazilian real, Argentinean peso and the Australian dollar.

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results. For example, the company estimates that a 1 percent strengthening of all of the South African rand, Brazilian real, the Argentinean peso or the Australian dollar against the US dollar will, other factors remaining equal, result in an increase in total cash costs under IFRS of approximately $6 per ounce or approximately 1 percent of the company’s total cash costs. The impact on cash costs determined under US GAAP may be different.

The profitability of operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tyres, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and capital expenditure of any mining company.

AngloGold Ashanti has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

The price of oil has recently been volatile, fluctuating between $88.40 and $130.57 per barrel of Brent crude in 2012. As of April 19, 2013, the price of oil was at $100.09 per barrel of Brent Crude. AngloGold Ashanti estimates that for each US dollar per barrel rise in the oil price, other factors remaining equal, the total cash costs under IFRS of all its operations increases by approximately $0.90 per ounce. The impact on cash costs determined under US GAAP may be different. The cash costs of certain of the company’s mines, particularly Yatela, Sadiola, Siguiri, Geita, Navachab, Morila, and Cripple Creek & Victor, are most sensitive to changes in the price of oil.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. For example, the price of flat hot rolled coil (North American Domestic FOB) steel traded between $590 per tonne and $733 per tonne in 2012. On April 19, 2013, the price of flat hot rolled coil (North American Domestic FOB) was $609 per tonne.

Fluctuations in oil and steel prices have a significant impact on operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

Energy cost increases and power fluctuations and stoppages could adversely impact the company’s results of operations and financial condition.

Increasing global demand for energy, concerns about nuclear power, and the limited growth of new supply are impacting the price and supply of energy. The transition of emerging markets to higher energy consumption, carbon taxation as well as unrest and potential conflict in the Middle East, among other factors, could result in increased demand or constrained supply and sharply escalating oil and energy prices.

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

In South Africa, the company’s operations are dependent on electricity supplied by one state-owned power generation company, Eskom. Electricity is used for most business and safety-critical operations that include cooling, hoisting and dewatering. Loss of power can therefore impact production, employee safety and prolonged outages could lead to flooding of workings and ore sterilization. In 2008, Eskom and the South African government declared a national emergency and warned that they could no longer guarantee the availability of electricity due to a national supply shortage blamed on coal supply shortages and unplanned generation-set outages as a result of maintenance backlog and asset age. The entire country went into a program of rolling blackouts and AngloGold Ashanti and other mining companies operating in South Africa were forced in late January until mid-March of 2008 to temporarily suspend mining operations at their mines. In addition, lightning damage to power stations can result in power interruptions at our operations. In this regard, AngloGold Ashanti’s two main operational sites in the West Wits region in South Africa had all main power interrupted between March 13, 2013 and March 15, 2013 after a fire caused by lightning damaged a transformer at a main regional substation. The power supply to AngloGold Ashanti’s South African operations may be curtailed or interrupted again in the future. A warning of the “very high” risk of blackouts was re-issued at the start of 2011 and again in 2012. While a national energy conservation program is in place, Eskom cannot guarantee that there will be no power interruptions and is again facing very tight supply reserve margins in 2013, which we expect to continue at least until the new coal fired Medupi Power Station starts to come on line in early 2014.

Eskom and the National Energy Regulator of South Africa (NERSA) recognize the need to increase electricity supply capacity and a series of tariff increases and proposals have been enacted to assist in the funding of this expansion. In 2010, NERSA approved an annual increase of 24.8 percent for 2010, 25.8 percent for 2011, 25.9 percent for 2012, and 16.0 percent for 2013. The actual increase implemented for 2012 was lowered to 16.09 percent after government intervention, but there can be no assurance as to the existence or nature of any government intervention in the future. In February 2013, NERSA announced that Eskom would be allowed to increase electricity tarriffs at an average yearly rate of 8 percent between 2013 and 2018. This increase is half the 16 percent sought by the utility in its application. As energy represents a large proportion of the company’s operating costs in South Africa, these increases have had, and any future increases will have, a materially adverse impact on the cash costs of its South African operations.

The company has also identified a risk of energy shortages in Argentina and the DRC. Furthermore, all of the company’s mining operations in Ghana depend on hydroelectric power supplied by the state-controlled Volta River Authority (VRA), which is supplemented by thermal power from the Takoradi plant and a smaller unit at Tema. During periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam, the VRA’s primary generation source, may be curtailed as occurred in 1998, 2006 and the first half of 2007. During periods of limited electricity availability, the grid is subject to disturbances and voltage fluctuations which can damage equipment. Recent disruptions in natural gas supply from Nigeria, via the West Africa Gas Pipeline, has led to some reduction in thermal generation capacity and the use of more expensive light crude oil which is putting upward pressure on power tariffs. In the past, the VRA has obtained power from neighboring Côte d’Ivoire, which has intermittently experienced political instability and civil unrest. AngloGold Ashanti negotiates rates directly with the VRA and the VRA may not agree to a satisfactory rate during future rounds of negotiations.

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

AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. The global financial markets have experienced considerable volatility from uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns remain regarding the sustainability of the European Monetary Union and its common currency, the euro, in their current form, as well as the negative impacts of the recent downgrade of the sovereign credit rating of the Republic of South Africa. These conditions and other disruptions to international credit markets and financial systems have caused a loss of investor confidence and resulted in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Despite the aggressive measures taken by governments and central banks so far, economic recovery has been extremely slow. A significant risk remains that these measures may not prevent the global economy from falling back into an even deeper and longer lasting recession or even a depression.

A global economic downturn and recession may have follow-on effects on AngloGold Ashanti’s business that include inflationary cost pressures and commodity market fluctuations.

Other effects could, for example, include:

•	the insolvency of key suppliers or contractors which could result in contractual breaches and in a supply chain breakdown;
•	the insolvency of one or more joint venture partners which could result in contractual breaches and disruptions at the operations of the company’s joint ventures;
•

changes in other income and expense which could vary materially from expectations, depending on gains or losses realized on the sale or exchange of financial instruments, and impairment charges that may be incurred with respect to investments;

•	AngloGold Ashanti’s defined benefit pension fund may not achieve expected returns on its investments, which could require the company to make substantial cash payments to fund any resulting deficits;
•	a reduction in the availability of credit which may make it more difficult for the company to obtain financing for its operations and capital expenditures or make that financing more costly; and
•	exposure to the liquidity and insolvency risks of the company’s lenders and customers;

any of which could negatively affect AngloGold Ashanti’s financial results.

Inflation may have a material adverse effect on results of operations.

Many of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods. It is possible that significantly higher future inflation in the countries in which the company operates may result in an increase in operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect on the company’s results of operations and financial condition. Significantly higher and sustained inflation, with a consequent increase in operational costs, could result in the rationalization of higher cost mines or projects.

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

AngloGold Ashanti’s decision to develop a mineral property is typically based on the results of a feasibility study. Feasibility studies estimate the expected or anticipated economic returns from the project. These estimates are based on assumptions regarding:

•	future prices of gold, uranium, silver and other metals;
•	future currency exchange rates;
•	tonnage, grades and metallurgical characteristics of ore to be mined and processed;
•	anticipated recovery rates of gold, uranium, silver and other metals extracted from the ore;
•	anticipated capital expenditure and cash operating costs; and
•	required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are to a significant extent driven by the cost of commodity inputs consumed in mining, including fuel, chemical reagents, explosives, tyres and steel, and also by credits from by-products, such as silver and uranium. They could also fluctuate considerably as a result of changes in the prices of mining equipment used in the construction and operation of mining projects.

There are a number of uncertainties inherent in the development and construction of a new mine or the extension of an existing mine. In addition to those discussed above, these uncertainties include the:

•	timing and cost of construction of mining and processing facilities, which can be considerable;
•	availability and cost of mining and processing equipment;
•	availability and cost of skilled labor, power, water and transportation;
•	availability and cost of appropriate smelting and refining arrangements;
•	applicable requirements and time needed to obtain the necessary environmental and other governmental permits; and
•	availability of funds to finance construction and development activities.

The remote location of many mining properties, permitting requirements and/or delays, third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction. New mining operations could experience unexpected problems and delays during the development, construction, commissioning and commencement of production. AngloGold Ashanti may prove unable to successfully develop the La Colosa and Gramalote projects as well as other potential exploration sites in Colombia due to difficulties that could arise in relation to, for example, social and community opposition, litigation, ore body grades, definition of adequate reserves and resources, and the time taken to prove project feasibility that could result in the expiry of permits. For example, on March 11, 2013, Cortolima, a regional environmental authority in Colombia, issued an injunction against AngloGold Ashanti’s Colombian subsidiary, alleging that the subsidiary was operating without proper permits and was engaging in activity that was harmful to the environment. Furthermore, at around the same period in time, access to an AngloGold Ashanti drilling site was blockaded by residents of a nearby community.

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

AngloGold Ashanti must continually replace Ore Reserve depleted by mining and production to maintain or increase production levels in the long term. This is undertaken by exploration activities that are speculative in nature. The ability of the company to sustain or increase its present levels of gold production depends in part on the success of its projects and it may be unable to sustain or increase such levels. For example, in South Africa, the company experienced declining production rates (1.213 million ounces of gold in 2012, compared with 1.624 million ounces of gold in 2011 and 1.784 million ounces in 2010), principally due to continued safety and associated stoppages, mining flexibility constraints and overall falls in grades. The significant decrease in 2012 was also mainly attributable to the industrial strike action at the company’s South African mines, which resulted in the loss of production of 235,000 ounces of gold.

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

Once mineralization is discovered, it may take several years to determine whether an adequate Ore Reserve exists, during which time the economic feasibility of the project may change due to fluctuations in factors that affect both revenue and costs, including:

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

These estimates depend on assumptions made on available data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates and impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortization rates, asset-carrying amounts, provisions for closedown, restoration and environmental rehabilitation costs.

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

The increased overall demand for gold and other commodities, combined with a declining rate of discovery of new gold Ore Reserve in recent years, has resulted in the accelerated depletion of the existing Ore Reserve across the global gold sector. AngloGold Ashanti therefore faces intense competition for the acquisition of attractive mining properties. From time to time, the company evaluates the acquisition of an Ore Reserve, development properties or operating mines, either as stand-alone assets or as part of companies. AngloGold Ashanti’s decision to acquire these properties has been based on a variety of factors including historical operating results, estimates and assumptions regarding the extent of the Ore Reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the Ore Reserve.

As a result of these uncertainties, exploration and acquisitions by the company may not result in the expansion or replacement of current production or the maintenance of its existing Ore Reserve net of production or an increase in Ore Reserve. AngloGold Ashanti’s results of operations and financial condition are directly related to the success of its exploration and acquisition efforts and ability to replace or increase the existing Ore Reserve. If the company is not able to maintain or increase its Ore Reserve, its results of operations as well as its financial condition and prospects could be adversely affected.

Mining companies face many risks related to their operations that may adversely impact cash flows and overall profitability.

Gold mining is susceptible to events that may adversely impact a mining company’s ability to produce gold and meet production and cost targets. These events include, but are not limited to:

•	environmental, as well as health and safety incidents during production or transportation resulting in injury, loss of life, or damage to equipment;
•	ground and surface water pollution;
•	social or community disputes or interventions;
•	security incidents;
•	surface or underground fires or explosions;
•	electrocution;
•	falls from heights and accidents relating to mobile machinery, including shaft conveyances and elevators, drilling blasting and mining operations;
•	labor force disputes and disruptions;
•	loss of information integrity or data;
•	activities of illegal or artisanal miners;
•	shortages in material and equipment;
•	mechanical failure or breakdowns and ageing infrastructure;
•	failure of unproven or evolving technologies;
•	energy and electrical power supply interruptions or rationing;

•	unusual or unexpected geological formations, ground conditions, including lack of mineable face length, and ore-pass blockages;
•	water ingress and flooding;
•	process water shortages;
•	metallurgical conditions and gold recovery;
•	unexpected decline of ore grade;
•	unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
•	fall-of-ground accidents in underground operations;
•	cave-ins, sinkholes, subsidence, rock falls, rock bursts, or landslides;
•	failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles and tailings dam walls;
•	legal and regulatory restrictions and changes to such restrictions;
•	safety-related stoppages;
•	gold bullion theft;
•	corruption, fraud and theft;
•	allegations of human rights abuses;
•	seismic activity; and
•	other natural phenomena, such as floods, droughts or weather conditions, potentially exacerbated by climate change.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite modifications to mine layouts and support technology, as well as other technological improvements employed with a view to minimizing the incidence and impact of seismic activity, seismic events have caused death and injury to employees and contractors and may do so again in future, and have in the past and may again result in safety-related stoppages.

Seismic activity may also cause the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, in early 2011, mining of the Ventersdorp Contact Reef shaft pillar at Tau Tona was suspended following a significant seismic event. New equipment had to be purchased and the shutdown contributed to the decline in the operational output of the mine as compared to the previous year.

In the past, floods have also disrupted the operations of some of the company’s mines. For example, unprecedented heavy rains in February and March 2011 in Australia flooded the Sunrise Dam Gold Mine and forced a temporary shutdown of operations. The flood event impacted underground production for approximately four months and open pit production for approximately six months. Despite the shutdown, full costs were incurred as the mining contractors worked on remedial activities to repair damage and rehabilitate flooded areas. The considerable remedial work required adversely impacted cash costs per ounce and the impact of the flood event and the pit wall failure together significantly reduced planned production at the plant.

Mining companies’ operations are vulnerable to infrastructure constraints.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to the company’s business operations and affect capital and operating costs. These infrastructure and services are often provided by third parties whose operational activities are outside the control of the company.

Interferences in the maintenance or provision of infrastructure, including unusual weather phenomena, sabotage and social unrest, could impede the company’s ability to deliver its products on time and adversely affect AngloGold Ashanti’s business, results of operations and financial condition.

Establishing infrastructure for the company’s development projects requires significant resources, identification of adequate sources of raw materials and supplies, and necessary co-operation from national and regional governments, none of which can be assured.

AngloGold Ashanti has operations or potential development projects in countries where government-provided infrastructure may be inadequate and regulatory regimes for access to infrastructure may be uncertain, which could adversely impact the efficient operation and expansion of its business. AngloGold Ashanti may not secure and maintain access to adequate infrastructure in the future, or it may not do so on reasonable terms.

Mining companies face strong competition.

The mining industry is competitive in all of its phases. AngloGold Ashanti competes with other mining companies and individuals for specialized equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets. These competitors may have greater financial resources, operational experience and technical capabilities than AngloGold Ashanti. Competition may increase AngloGold Ashanti’s cost of acquiring suitable claims, properties and assets.

Mining companies are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to extensive health and safety laws and regulations in every jurisdiction they operate in. These laws and regulations, along with international and industry standards, designed to protect and improve the safety and health of employees, require extensive compliance measures.

From time to time, new or updated health and safety laws, regulations and standards are introduced. Should compliance with these require a material increase in expenditure or material changes or interruptions to operations or production, including as a result of any failure to comply with applicable regulations, the company’s results of operations and financial condition could be adversely affected. Furthermore, AngloGold Ashanti is implementing an enhanced safety program, which could result in additional costs for the company.

In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, in particular, so-called ‘Section 54 safety stoppages’ have become a significant issue. In 2011, the Inspector of Mines ordered the shutdown of entire mines in cases of relatively minor violations, which had a material impact on production at these mines. In particular, the Inspector issued Kopanang eleven Section 54 notices during 2011. Each notice resulted in Kopanang suspending operations either fully or partially in order to comply with the inspector’s recommendations on safety.

Safety-related stoppages resulted in the direct loss of 72,900 and 72,400 ounces of gold production during 2011 and 2012, respectively, in South Africa.

A working group comprised of the inspectorate, the mining industry and organized labor has been formed to address the trend of increasing safety stoppages in South Africa. However, the working group may not agree on how to address this issue and the number of safety stoppages may continue or even increase in the future.

AngloGold Ashanti’s reputation could be damaged by any significant governmental investigation or enforcement of health and safety laws, regulations or standards. Any of these factors could have a material adverse effect on the company’s results of operations and financial condition.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment, loss of ‘social licence to operate’, and adversely impact mining companies’ financial condition.

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

Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and other infrastructure. As the impacts of dust generation, waste storage, water pollution or shortage, in particular, may be immediate and directly adverse to those communities, poor environmental management practices, or adverse changes in the supply or quality of water can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for company operations. For example, opposition to mining activity in the Tolima province of Colombia, which hosts the La Colosa deposit, has centered on the perception that large-scale mining activity will have a detrimental impact on the region’s river systems.

Mining operations must be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, or by relocating the affected people to an agreed location. Responsive measures may also include the full restoration of livelihoods of those impacted.

In addition, as AngloGold Ashanti has a long history of mining operations in certain regions, issues may arise regarding historical as well as potential future environmental or health impacts in those areas. For example, certain parties, including non-governmental organizations, community groups and institutional investors, have raised concerns about surface and groundwater quality, among other issues, in the area surrounding the company’s Obuasi and Iduapriem mines in Ghana, including potential impacts to local rivers and wells used for water from heavy metals, arsenic and cyanide as well as sediment and mine rock waste.

Disputes with surrounding communities may also affect mining operations, particularly where they result in restrictions of access to supplies and to mining operations. The miners’ access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Access to land and land use is of critical importance to the company for exploration and mining, as well as for ancillary infrastructure. In some cases, AngloGold Ashanti has had difficulty gaining access to new land because of perceived poor community compensation practices. For example, compensation remains a significant area of concern in Siguiri in Guinea. In 2011, a violent community protest interrupted operations for three days, which contributed to the project’s decline in production as compared to 2010. Delays in projects attributable to a lack of community support can translate directly into a decrease in the value of a project or into an inability to bring the project to production.

The cost of measures and other issues relating to the sustainable development of mining operations could place significant demands on personnel resources, could increase capital and operating costs and could have an adverse impact on AngloGold Ashanti’s reputation, results of operations and financial condition.

Mining companies are subject to extensive environmental laws and regulations.

Mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate in addition to international standards. These regulations and standards establish limits and conditions on a miner’s ability to conduct its operations and govern, among other things, extraction, use and conservation of water resources; air emissions (including dust control) and water treatment and discharge; regulatory and community reporting; clean-up of contamination; worker safety and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as acids, radioactive materials, and mine tailings.

The cost of compliance with environmental laws and regulations is expected to continue to be significant to AngloGold Ashanti. AngloGold Ashanti could incur fines, penalties and other sanctions, clean-up costs, and third-party claims for personal injury or property damages, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental laws and regulations. In addition, unknown environmental hazards may exist on the company’s properties which may have been caused by previous owners or operators.

For example, in 2010 AngloGold Ashanti’s Obuasi mine in Ghana suspended gold processing operations for five days to implement a revised water management strategy aimed at reducing contaminants contained in its discharge. Brief stoppages after environmental incidents, such as pipeline failures, have occurred more recently at that mine. Furthermore, following a temporary suspension of operations at the Iduapriem mine, the company, with the approval of the Ghana Environmental Protection Agency, constructed an interim tailings storage facility for tailings deposition for a year while a new tailings storage facility was being constructed. The company continues to seek to make improvements in water quality management to reduce the risk of unpermitted and/or accidental discharges and, in addition, it is currently investigating allegations of impacts on water quality in the area of these mines.

Failure to comply with applicable environmental laws and regulations may also result in the suspension or revocation of operating permits. AngloGold Ashanti’s ability to obtain and maintain permits and to successfully operate in particular communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities.

For example, in Colombia, various plaintiffs, including associations that represent local communities, have brought legal proceedings against AngloGold Ashanti Colombia S.A. (AGAC) alleging that AGAC has violated applicable environmental laws in connection with the La Colosa project. If the plaintiffs were to prevail, AGAC’s three core concession contracts relating to the La Colosa project may be cancelled, AGAC would be required to abandon the La Colosa project and all other existing mining concession contracts and pending proposals for new mining concession contracts of AGAC, though not those of other companies of the AngloGold Ashanti group operating in Colombia. In addition, AGAC would be banned from doing business with the Colombian government for a period of five years. See Item 8A.: – “Legal proceedings”.

Environmental laws and regulations are continually changing and are generally becoming more stringent. Changes to AngloGold Ashanti’s environmental compliance obligations or operating practices could adversely affect the company’s rate of production and revenue. Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended or permanently closed, and could increase AngloGold Ashanti’s expenses and provisions. These expenses and provisions could adversely affect the company’s results of operations and financial condition.

For example, the use of sodium cyanide in metallurgical processing is under increasing environmental scrutiny and is prohibited for certain jurisdictions. As there are few, if any, effective substitutes in extracting gold from the ore, any ban or material restrictions on the use of sodium cyanide in mining operations in the jurisdictions where AngloGold Ashanti conducts its operations could adversely affect the company’s results of operations and financial condition. In addition, leaks or discharges of sodium cyanide or other hazardous materials could result in liabilities for clean-up or personal injury that may not be covered by insurance.

AngloGold Ashanti’s operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits that govern usage and require, among other things, that mining operations maintain certain water quality upon discharge. Water quality and usage are areas of concern globally, such as with respect to the company’s mining operations in Ghana and South Africa and its exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure by the company to secure access to suitable water supplies, or achieve and maintain compliance with applicable requirements of the permits or licenses, could result in curtailment or halting of production at the affected operation. Incidents of water pollution or shortage can, in extreme cases, lead to community protest and ultimately to the withdrawal of community and government support for our operations. Water scarcity has been identified as a significant risk at AngloGold Ashanti’s US operation in particular. Production at the Cripple Creek & Victor Gold Mining Company’s Cresson mine continued to be affected by a severe drought in 2011 and 2012. The lack of water reduced percolation through the heap-leach pad, which curtailed production and productivity.

Mining and mineral processing operations generate waste rock and tailings. The impact of dust generation, breach, leak, or failure of a waste rock or tailings storage facility, can be significant. An incident at AngloGold Ashanti’s operations could lead to, among others, obligations to remediate environmental contamination and claims for property damage and personal injury from adjacent communities. Incidents at other companies’ operations could result in governments tightening regulatory requirements and restricting mining activities.

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

AngloGold Ashanti’s discounted closure liability was US$758 million as at December 31, 2012 compared with US$653 million as at December 31, 2011. The reasons for the change were new damage from current mining operations, new damage from building of new mining areas, the acquisition of Mine Waste Solutions, changes in estimates for new life of mine calculations and changes in discount rates. Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information. Estimates may, however, be insufficient and further costs may be identified at any stage that may exceed the provisions that AngloGold Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company’s asset values, earnings and cash flows.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (GHGs) are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases power. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord and the Durban Platform, are in various phases of discussion or implementation in the countries in which the company operates. In particular, the Durban Platform commits all parties to the conference to develop a global mitigation regime which could take effect in 2020, with the specific terms of that legally binding accord, including individual targets, to be finalized by 2015. These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. For example, on July 1, 2012, the Australian Government introduced a carbon tax on GHG emissions. It also plans to implement an emissions trading scheme beginning in July 2015. Other countries, including South Africa, Brazil and the United States, have passed or are considering GHG trading or tax schemes, and/or other regulation of GHG emissions, although the precise impact on AngloGold Ashanti’s operations cannot yet be determined.

In addition, AngloGold Ashanti’s operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource shortages or damage the company’s property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the company’s workforce and on the communities around its mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.

Compliance with ‘conflict materials’ and ‘responsible gold’ legislation and standards could result in significant costs.

There are ever more stringent standards relating to ‘conflict minerals’ and ‘responsible’ gold that include the: US Dodd-Frank Act; World Gold Council Conflict Free Gold Standard; Organization for Economic Cooperation and Development Due Diligence Guidelines for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas; and London Bullion Market Association Responsible Gold Guidance.

Any such legislation and standards may result in significant costs to ensure and demonstrate compliance, and difficulties in the sale of gold emanating from certain areas. The complexities of the gold supply chain, especially as they relate to ‘scrap’ or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold, and as a result of uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a ‘conflict mineral’ would be too burdensome for the company’s customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on AngloGold Ashanti’s financial results.

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

Individually, AngloGold Ashanti and other gold mining companies have limited influence over manufacturers and suppliers of these items. In certain cases there are a limited number of suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the company. The company could at times face limited supply or increased lead time in the delivery of such items. For example, during 2012, supply of caustic soda was delayed in the Continental Africa Region. In addition, the unreliability of oxygen and lime supply similarly affected production at the Vaal River and West Wits surface operations in South Africa throughout 2011 and poor availability of drill rigs, heavy machinery and fleet equipment hampered underground drilling and overall operational performance at the Serra Grande mine in Brazil in 2011.

The company’s procurement policy is to source mining and processing equipment and consumables from suppliers that meet its corporate values and ethical standards although risk remains around the management of ethical supply chains. In certain locations, where a limited number of suppliers meet these standards, additional strain is placed on the supply chain, thereby increasing the cost of supply and delivery times.

Furthermore, supply chains and rates can be impacted by natural disasters, such as earthquakes, extreme weather patterns and climate change, as well as other phenomena that include unrest, strikes, theft and fires. For example, a three-week transport strike in 2012 delayed the supply of consumables in South Africa. Potential supply chain disruption in Mali, as a result of the coup d’état and subsequent state of emergency, has been avoided to date by well managed consumable stock holding. Potential gold doré export disruptions at Geita, the result of an attempted gold heist, and in Mali, following the closure of Bamako International Airport, were minimized with the introduction of alternative transportation arrangements. In February 2013, a fire destroyed the heavy mining equipment stock of spares and components at the Geita gold mine. If AngloGold Ashanti experiences shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment or processing plant, the company might have to suspend some of its operations and its results of operations and financial condition could be adversely impacted.

Diversity in interpretation and application of accounting literature in the mining industry may impact reported financial results.

The mining industry has limited industry-specific accounting literature. As a result, there is diverse interpretation and application of accounting literature on mining specific issues. AngloGold Ashanti, for example, capitalizes drilling and costs related to defining and delineating a residual mineral deposit that has not been classified as a ‘Proven and Probable Reserve’ at a development project or production stage mine. Some companies, however, expense such costs.

As and when this diverse interpretation and application is addressed, the company’s reported results could be adversely impacted should the adopted interpretation differ from the position it currently follows.

Failure to comply with laws, regulations, standards, contractual obligations whether following a breach or breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licences or permits, and loss of reputation.

Since AngloGold Ashanti operates globally in multiple jurisdictions and with numerous and complex frameworks, its governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance practices.

AngloGold Ashanti’s Code of Business Principles and Ethics, among other policies, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behaviour, including bribery or corruption, nor guarantee compliance with legal and regulatory requirements, and breaches may not be detected by management.

Sanctions for failure by the company or others acting on its behalf to comply with these laws, regulations, standards and contractual obligations could include fines, penalties, imprisonment of officers, litigation, and loss of operating licences or permits, suspensions of operations, and may damage the company’s reputation. Such sanctions could have a material adverse impact on the company’s financial condition and results of operations.

Breaches in information technology security and governance process may adversely impact business activities.

AngloGold Ashanti maintains global information technology and communication networks and applications to support its business activities. Information technology security processes may not prevent future malicious actions, denial-of-service attacks, or fraud, resulting in corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption. Material system breaches and failures could result in significant interruptions that could in turn affect AngloGold Ashanti’s operating results and reputation.

Risks related to AngloGold Ashanti’s results of operations and financial condition as a result of factors specific to the company and its operations

AngloGold Ashanti removed the last of its gold hedging instruments and long-term sales contracts exposing the company to potential gains from subsequent commodity price increases but exposes it entirely to subsequent commodity price decreases.

AngloGold Ashanti removed the last of its gold hedging instruments in October 2010 to provide greater participation in a rising gold price environment. As a result, AngloGold Ashanti no longer has any protection against declines in the market price of gold.

A sustained decline in the price of gold could adversely impact the company’s operating results and its financial condition.

Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing.

An actual or expected negative development of AngloGold Ashanti’s results of operations or cash flows, country risk, financial metrics, or an increase in net debt position could result in the deterioration of the company’s credit ratings. AngloGold Ashanti’s ratings are influenced by the location of its domicile and its operations. Following the downgrade of South Africa’s sovereign debt rating as a result of strikes, social tension and policy uncertainty in South Africa, AngloGold Ashanti was placed on “credit watch negative” by Standard & Poor’s on October 17, 2012. On December 10, 2012, Standard & Poor’s affirmed the investment grade rating of the company’s publicly traded debt, but warned that it could lower the rating in the future.

Any such downgrade by ratings agencies could increase the cost of capital, reduce the investor base and negatively and materially affect AngloGold Ashanti’s business, results of operations and financial condition.

Labor disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti employees in South Africa, Ghana, Guinea and Argentina, are highly unionized. Trade unions, therefore, have a significant impact on the company’s labor relations, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the company’s operations, particularly where the labor force is unionized or there is inter-union rivalry. Labor disruptions may be used to advocate labor, political or social goals in the future. For example, labor disruptions may occur in sympathy with strikes or labor unrest in other sectors of the economy and for political goals. Labor unrest in South Africa can also be fuelled by migrant labor conditions and mine worker debt levels. Furthermore, such labor disruptions may themselves affect or be perceived to affect local political and social stability. Acts or vandalism affecting mines and mine equipment are possible during periods of labor unrest.

For example, following a wave of labor unrest and unprotected strike action that took place throughout the South African mining, transport and agricultural sectors since early August 2012, workers from AngloGold Ashanti’s Kopanang mine, three West Wits mines and the Vaal River region’s other operations engaged in unprotected strikes in September 2012. More than 100,000 miners were involved in the strikes across the mining sector during the last four months of 2012. Workers at AngloGold Ashanti mines in South Africa have also staged sit-ins which prompted the company to suspend operations at some of its mines. These work stoppages pose significant safety risks and operating challenges. The protracted period of inactivity caused by the strike, coupled by the depth of the affected mines, has complicated the consequent ramping up of production following the termination of the strikes and has resulted in a lengthened ramp-up period to ensure employee safety. The unprotected strike action at the South African operations had an adverse impact on the company’s third quarter results and significantly adversely impacted its fourth quarter results. The company estimates that the unprotected strike action cost approximately 235,000 ounces in lost production due to the work stoppages and the slow ramp-up to full production.

Lower production and payroll increases resulting from the labor disruptions have adversely impacted the financial performance of all South African operations, threatening viability in some cases and similar disruptions in the future may have a material adverse effect on the company’s results of operations and financial condition. For example, subsequent to the 2012 strikes, AngloGold Ashanti, along with its major gold-producing peers in South Africa, increased the entry-level pay of employees; established a new pay category for equipment operators; provided an allowance for rock-drill operators; and increased pay by 2 percent for most categories of workers. The net impact of the settlement on the payroll cost for AngloGold Ashanti is $16 million per annum.

Increased labor costs could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Labor costs represent a substantial proportion of the company’s total operating costs and at many operations, including its South African, Ghanaian and Tanzanian operations, constitute the company’s single largest component of operating costs. Failing to obtain any simultaneous increase in productivity, any change to the company’s wage agreements or other factors that could increase labor costs may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. In 2012, the cost of salaries and wages increased by 7 percent over 2011 levels.

In South Africa, the established practice is to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. As at December 31, 2012, approximately 62 percent of the company’s workforce, excluding contractors, or approximately 52 percent of its total workforce was located in South Africa. At present, the mining unions and gold mining companies are in the second year of this two-year wage agreement, with the latest increases (ranging from 8 percent to 10 percent) awarded to the workforce in July 2012 and additional improvements to the current pay structure offered to workers on October 18, 2012. Further negotiations on this agreement are expected in 2013, which may result in an increase in labor actions. In addition, any new agreement could result in increased labor costs for the company.

AngloGold Ashanti’s results may be further impaired if it incurs penalties for failing to meet standards set by labor laws regarding workers’ rights or incurs costs complying with new labor laws, rules and regulations. For example, employment law in South Africa imposes monetary penalties for neglecting to report to government authorities on progress made towards achieving employment equity in the workplace. Ghanaian law also contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. In Australia, the federal government has recently introduced a new industrial relations system that includes ‘good faith bargaining’ obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution. Penalties and compliance costs, as well as increased costs due to laws and regulations less favourable to employers, could have a material adverse effect on the company’s results of operations and financial condition.

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

In each of the countries in which AngloGold Ashanti operates, the formulation or implementation of government policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and in extreme cases, nationalization, expropriation or nullification of existing concessions, licenses, permits, agreements and contracts. In May 2012, for example, the Argentine government nationalized the oil company Yacimientos Petrolíferos Fiscales (YPF) by expropriating 51 percent of the shares from the majority Spanish shareholder.

Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. For more details on the risks surrounding ownership of mining assets, see “– Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge” and “– AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face political, economic and security risks that may affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

Project implementation delays could result in licences not being renewed and the loss of mining rights. Some of AngloGold Ashanti’s mining concessions, authorizations, licences and permits are subject to expiry, limitations on renewal and to various other risks and uncertainties. For example, the company’s license to mine at the Mongbwalu concession in the DRC is up for renewal in 2014, but the company must seek renewal a year in advance of the license’s expiration. The company may not be successful in the renewal process or in retaining the license on the same terms. If the company is unsuccessful in the renewal process, it will need to record an impairment. In October 2012, the DRC announced a proposed overhaul of the DRC’s mining code, which could affect the company’s ability to renew the license or its terms. This overhaul is still in progress.

If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorizations or agreements to prospect or mine or to implement planned projects, or continue its operations, or comply with all laws, regulations or requirements, or do so within time-frames that make such plans and operations economically viable, or if the laws impacting the company’s ownership of its mineral rights, or the right to prospect or mine change materially, or should governments increase their ownership in the mines or nationalize them, AngloGold Ashanti’s results of operations and financial condition could be adversely affected.

Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge.

AngloGold Ashanti has operations in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. Certain of the company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may have an impact on AngloGold Ashanti’s ability to develop or operate its mining interests. For example, in Australia, the Native Title Act (1993) provides for the establishment and recognition of native title under certain circumstances. In South Africa, the Extension of Security of Tenure Act (1997) and the Restitution of Land Rights Act (1994) provide for various landholding rights. Such legislation is complex, difficult to predict and outside of the company’s control, and could therefore negatively affect the business results of new or existing projects. Where consultation with stakeholders is statutorily or otherwise mandated, relations may not remain amicable and disputes may lead to reduced access to properties or delays in operations.

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

AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy and projects, including any cost-cutting initiatives, and any such strategy or project may not result in the anticipated benefits.

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

AngloGold Ashanti is in the process of implementing initiatives relating to strategic alignment, portfolio review, restructuring and cost-cutting, including in connection with the consolidation of its business activities and assets. Any future contribution of these measures to profitability will be influenced by the actual savings achieved and by the company’s ability to sustain these ongoing efforts. Strategic alignment, restructuring and cost-cutting initiatives may involve various risks, including, for example, labor unrest and operating licence withdrawal. The risk is highest in South Africa, given recent calls for withdrawal of mining licences for ‘mothballed shafts’ and hostile reaction to proposed mining industry retrenchments. In addition, these measures may not be implemented as planned; turn out to be less effective than anticipated; only become effective later than anticipated; or not be effective at all. Any of these outcomes, individually or in combination, may adversely impact the company’s business, results of operations and financial condition.

AngloGold Ashanti’s business strategy also includes divesting activities in some business areas and strengthening others, including through mergers and acquisitions. With respect to dispositions, AngloGold Ashanti may not be able to divest some of its activities as planned or to obtain all of the required approvals, and the divestitures that are carried out could have a negative impact on its business, results of operations, financial condition and reputation.

AngloGold Ashanti may also prove unable to deliver on production targets, including in potentially critical areas, such as the Obuasi turnaround plan in Ghana, as well as on the timely, cost-effective and successful execution of key capital projects, including at the Tropicana project in Australia, the Kibali project in the DRC, and with regard to the implementation of the company’s new Enterprise Resource Planning (ERP) system. For more details on the risks surrounding the ERP implementation, see the section entitled – “The implementation of an integrated ERP system could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition.”

Unforeseen difficulties, delays or costs may adversely affect the successful implementation of AngloGold Ashanti’s business strategy and projects, and such strategy and projects may not result in the anticipated benefits.

Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the company to new geographic, political, legal, social, operating, financial and geological risks.

AngloGold Ashanti may pursue the acquisition of producing, development and advanced stage exploration properties and companies. Any such acquisition may change the scale of the company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. For example: there may be a significant change in commodity prices after the company has committed to complete the transaction and established the purchase price or share exchange ratio; a material ore body may prove below expectations; AngloGold Ashanti may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls; the integration may disrupt the company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquisition may divert management’s attention from AngloGold Ashanti’s day-to-day business. Furthermore, the company operates and acquires businesses in different countries, with different regulatory and operating cultures, which may exacerbate the risks described above. In addition, the acquired business may have undetected liabilities which may be significant.

In the event that the company chooses to raise debt capital to finance any acquisition, the company’s leverage will be increased. Should the company choose to use equity as consideration for an acquisition, existing shareholders may suffer dilution. Alternatively, the company may choose to finance any acquisition with its existing resources, which could decrease its ability to fund future capital expenditures.

The company may not be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Failure by AngloGold Ashanti to implement its acquisition strategy or to integrate acquired businesses successfully could have material adverse effects on its growth and business results.

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

Once a shaft has reached the end of its intended lifespan, higher than normal maintenance and care is required. Incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have an adverse effect on the company’s results of operations and financial condition. Asset integrity issues relating to ageing infrastructure are of particular concern in South Africa and at the Obuasi mine in Ghana.

For example, cracks were discovered in the mill feed end in September 2008 and at the discharge end in February 2010 at the Geita gold mine. The Geita gold mine is one of the group’s principal assets and sources of cash flow. After initial repairs, the feed end was replaced during May and June 2011. A decision was subsequently taken to replace the entire mill as a result of shell distortion. After new mill manufacture delays, installation was completed during March 2013. Production throughput in 2011 was 1 million tonnes less than planned, as a result of mill downtime that included feed-end replacement; ore grade was however sufficient to achieve 494,000 ounces. The Geita gold mine produced approximately 531,000 ounces in 2012, with production throughput of some 100,000 tonnes short of budget.

Some of AngloGold Ashanti’s technologies are unproven and failure could adversely impact costs and production.

AngloGold Ashanti has teamed up with various specialists to engineer new solutions to environmental management, mine design, rock breaking and underground logistics, among others. The company has invested in new technologies, including phyto-technologies to reduce seepage and address soil and ground water contamination, and in mine support technologies to minimize the impact of seismic activity. The company is also attempting to develop technologies to access the deeper reaches of South African mines.

Some aspects of these technologies are unproven and their eventual operational outcome or viability cannot be assessed with certainty. The costs, productivity and other benefits from these initiatives, and the consequent effects on AngloGold Ashanti’s future earnings and financial condition, may vary from expectations. Failure of the company to realize the anticipated benefits could result in increased costs, an inability to realize production or growth plans, or adversely affect its operational performance.

The level of AngloGold Ashanti’s indebtedness could adversely impact its business.

As at December 31, 2012, AngloGold Ashanti had gross borrowings of approximately $3.0 billion, (2011: approximately $1.7 billion) excluding the mandatory convertible bonds amounting to $588 million (2011: $760 million).

AngloGold Ashanti’s indebtedness could have a material adverse effect on its flexibility to conduct business. For example, the company may be required to use a large portion of its cash flow to pay the principal and interest on its debt, which will reduce funds available to finance existing operations and the development of new organic growth opportunities and further acquisitions. In addition, under the terms of the company’s borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants. The company’s ability to continue to meet these covenants and to service its debt will depend on its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond the control of the company.

Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants. Covenant breaches, if interpreted as events of default under one or more debt agreements, could allow lenders to accelerate payment of such debt. Any such acceleration could result in the acceleration of indebtedness under other financial instruments. As a result, the company may be required to refinance all or part of the existing debt, use existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to refinance its debt on commercially reasonable terms, if at all. The company’s ability to access the bank, public debt or equity capital markets on an efficient basis may be constrained by dislocation in the credit markets or capital and liquidity constraints in the banking, debt or equity markets at the time of issuance.

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

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure. Estimated rehabilitation and closure costs could also materially affect the company’s financial performance and could result in the need to recognize an impairment charge.

If any of these uncertainties occur, either alone or in combination, management could be required to recognize an impairment, which could have a material adverse effect on the company’s results of operations and financial condition.

AngloGold Ashanti expects to have significant financing requirements.

AngloGold Ashanti’s existing board-approved development projects and exploration initiatives will require significant funding. These include: Tropicana in Australia; Mponeng Below 120 Project in South Africa; the Mongbwalu and Kibali projects in the DRC; and the mine life extension project (MLE2) at Cripple Creek & Victor in the United States.

Potential future development projects will also require significant funding, if and when approved by the AngloGold Ashanti board of directors. These include the: La Colosa and Gramalote projects in Colombia; Moab Khotsong Zaaiplaats in South Africa; Iduapriem expansion project in Ghana, Sadiola Deeps project in Mali; Geita underground mining project in Tanzania; Nova Lima Sul project in Brazil; a further mine life extension project (MLE3) at Cripple Creek & Victor in the United States; as well as various other exploration projects and feasibility studies.

AngloGold Ashanti estimates that over the next three years, growth initiatives will require project capital expenditure (excluding stay in business and ore reserve development capital expenditure) of approximately $4.0 billion (subject to escalation and based on certain assumptions, including exchange rates). The company’s capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond its control, and therefore the actual future capital expenditure and investments may differ significantly from the current planned amounts.

AngloGold Ashanti’s operating cash flow and credit facilities may be insufficient to meet all of these expenditures, depending on the timing and cost of development of these and other projects as well as operating performance and available headroom under its credit facilities. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti’s ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future gold prices, the company’s operational performance and operating cash flow and debt position, among other factors. The company’s ability to raise further debt financing in the future and the cost of such financing will depend on, among other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects risks relating to the countries in which it operates or other factors. As a result, in the event of lower gold prices, unanticipated operating or financial challenges, any dislocation in financial markets or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities, invest in existing and new projects, fund its ongoing business activities and retire or service outstanding debt and pay dividends, could be significantly constrained, all of which could adversely impact the company’s results of operations and financial condition.

AngloGold Ashanti does not have full management control over some of its significant joint venture projects and other interests. If the operators of these projects do not manage these effectively and efficiently, the company’s investment in these projects could be adversely affected and its reputation could be harmed.

AngloGold Ashanti’s joint ventures at Morila in Mali and at Kibali in the DRC are managed by the company’s joint venture partner Randgold Resources Limited (Randgold). In addition, certain of AngloGold Ashanti’s exploration ventures are managed by the relevant joint venture partner. AngloGold Ashanti’s marine gold joint venture with De Beers is managed by an independent company jointly owned by AngloGold Ashanti and De Beers, with a significant part of the technical input subcontracted to De Beers or other marine service providers.

While AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, the company cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies in its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, the company’s investment in the relevant project could be adversely affected. In addition, negative publicity associated with operations that are ineffective or inefficiently operated, particularly relating to any resulting accidents or environmental incidents, could harm the company’s reputation and therefore its prospects and potentially its financial condition. Further, any failure of joint venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition. In particular, the company and Randgold retain equal representation, with neither party holding a deciding vote on the board of the two companies that have overall management control of the Morila project in Mali and the Kibali project in the DRC, respectively, and all major management decisions for each of these two projects, including approval of the budget, require board approval. If a dispute arises between the company and Randgold with respect to the Kibali or Morila project and the parties are unable to amicably resolve such dispute, it may be difficult for the parties to make strategic decisions relating to the project affected by such dispute, the day-to-day operations and the development of such project may be adversely affected and the company may have to participate in proceedings to resolve the dispute, which could adversely affect the company’s results of operations and financial condition.

AngloGold Ashanti’s joint ventures and other strategic alliances may not be successful.

AngloGold Ashanti’s joint venture partners may have economic or business interests or goals that are not consistent with the company’s or may, as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture or other agreements. Disputes between AngloGold Ashanti and its joint venture partners may lead to legal action, including litigation between AngloGold Ashanti and joint venture partners. Such disputes could adversely affect the operation of the joint venture and may prevent the realization of the joint ventures goals. There is no assurance that the company’s joint venture partners will continue their relationship with the company in the future or that the company will be able to achieve its financial or strategic objectives relating to the joint ventures.

For example, AngloGold Ashanti has a 50:50 strategic alliance with Thani Investments LLC (TI), a company based in Dubai. During 2011, AngloGold Ashanti advanced a loan of $35 million to Thani Ashanti Alliance Limited, the joint entity it owns together with TI. This loan was impaired during 2012. TI guaranteed the loan. AngloGold Ashanti has brought legal action against TI over non-payment of the loan. The resolution to this dispute may affect the overall relationship between TI and the company. The failure of the company’s joint venture partners to fulfil their obligations or their unwillingness to continue these relationships may have an adverse effect on the company’s results of operations and financial condition.

AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.

Any existing and new mining, exploration operations and projects that the company carries out are subject to various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social community relations and other matters.

In most of the countries in which AngloGold Ashanti operates, there is a focus on resource nationalism with governments seeking to reap greater economic benefit from high commodity prices. This entails the review of mining codes and stability agreements, which were designed under different economic environments, and the formulation or amendment of laws, policies and regulations relating to issues such as mineral rights and asset ownership, royalties, taxation and taxation disputes, ‘windfall’ or ‘super’ taxation, non-recovery of taxation refunds, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings. Laws, policies and regulations in such countries are uncertain, changing and generally require progressively higher payments to governments, notably in the form of increased royalties and taxes, mandated beneficiation, export levies and increasing or retaining state or national ownership of resources. Changes in particular to the fiscal terms governing AngloGold Ashanti’s operations may have a material adverse impact on the company’s results of operations or financial condition, as well as discourage future investments in certain jurisdictions, which may have an adverse impact on the company’s ability to access new assets and could potentially reduce future growth opportunities.

For example on September 9, 2011, a new mining code for Guinea was enacted. The new mining code significantly increases the share of state ownership in the mining industry, extending a 15 percent share of future mining projects to the government, without financial compensation. The government also has the option to purchase up to an additional 20 percent of each project. However, the new mining code was withdrawn in October 2012 due to unfavorable reception and is yet to be re-issued. The Guinean government also announced its intention to carry out a review of the mining conventions currently in force in Guinea. This mining convention review is currently in progress. The outcome of this review may have a material adverse effect on the company’s results of operations or financial condition.

In late 2011 and early 2012, the government of Ghana amended its fiscal mining regime, increased its corporate taxation and royalty rates and may impose a windfall profit tax. Furthermore, the government of Ghana has constituted a review committee to review and re-negotiate stability agreements with mining companies. AngloGold Ashanti is currently participating in negotiations with the Ghanaian review committee. The outcome of these negotiations may have a material adverse effect on the company’s results of operations or financial condition.

AngloGold Ashanti Limited and other major mining companies are in talks with the Tanzanian government regarding new mining legislation and its impact on existing mining agreements; such talks follow an earlier declaration in July 2012 by the Tanzanian Minister of Energy and Minerals that the mining contracts were under review. The new mining legislation and the outcome of the review of the mining contracts may have a material adverse impact on the company’s results of operations and financial condition. Recently, the Tanzanian Minister of Energy and Minerals unexpectedly increased the royalty rate levied on gold extracted in Tanzania by AngloGold Ashanti’s operations by 1 percent. Further unanticipated increases in royalty rates in Tanzania or other countries could have a material adverse impact on the company’s results of operations and financial condition.

In the DRC, in October 2012 the Mines Minister announced a proposed overhaul of the DRC’s mining code. The proposed laws seek to, among other things, increase the government stake in mining operations to 35 percent from the existing 5 percent, double royalties on some minerals, and introduce a 50 percent levy on certain profits. Should such laws be enacted in the future, these may have a material adverse impact on the company’s results of operations in the DRC.

On July 1, 2012, Australia’s Minerals Resource Rent Tax (MRRT) came into effect after the legislation was passed in March 2012. The MRRT applies only to the bulk commodities of coal and iron ore, and replaced the previously proposed Resource Super Profit Tax (RSPT), which covered all minerals. The Australian federal government did not include gold and uranium in the final MRRT. However, should Australia consider reintroducing the RSPT, or if similar ‘super profit’ taxes were to be introduced and implemented in any other country in which AngloGold Ashanti operates, the company’s results of operations and financial condition could be materially adversely affected.

In addition, some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing political instability and economic uncertainty. For example, in South Africa, country risk has increased recently in light of the violent strike action, social unrest, high levels of unemployment, poverty and concern that the government may take measures unfavorable to business.

In December 2012, while the ruling African National Congress rejected the concept of wholesale nationalization, it nevertheless favoured a ‘resource rent’ tax on windfall profits. Political instability and the resulting unstable business environment in which companies operate may discourage future investments in certain jurisdictions, which may have an adverse impact on the company’s ability to access new assets and could potentially reduce future growth opportunities.

AngloGold Ashanti is subject to an uncertain tax environment. Increased taxes are expected in most countries of operation. Changes in tax laws could result in higher tax expense and payments. Furthermore, legislation changes could materially impact AngloGold Ashanti’s tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit AngloGold Ashanti’s ability to enforce its rights. As a global company, AngloGold Ashanti conducts its business in countries subject to complex tax rules, which may be interpreted in different ways. Further interpretations or developments of tax regimes may affect the company’s tax liability, return on investments and business operations. AngloGold Ashanti is regularly examined by tax authorities in the various jurisdictions of operation.

For example, on March 15, 2012, the Mwanza office of the Tanzania Revenue Authority notified Geita Gold Mine Limited (Geita Gold Mine) that it intended to issue additional tax assessments against Geita Gold Mine. In connection with such assessments, the Tanzania Revenue Authority also challenged the validity of the existing mining development agreement (MDA) relating to the Geita Gold Mine, which was entered into with the Tanzanian government in June 1999. AngloGold Ashanti was served with a demand to pay the increased assessments, which it is currently paying under protest while awaiting a discussion with the government. In the event that the MDA is held to be invalid, the tax burden on the company’s Tanzanian operations would increase and the company would have to pay additional taxes for prior periods.

Furthermore, in Guinea, Mali and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes.

The countries in which the company operates may also introduce strict exchange controls, impose restrictions to source materials and services locally, or impose other similar restrictions that hinder foreign companies’ operations within such countries. For example, the Argentine government introduced stricter exchange controls and related protracted approval processes, which may limit the company’s ability to repatriate dividends from its Argentine subsidiaries. In October 2011, the Argentina government has decreed that mining, oil and energy companies must repatriate export earnings. Additionally, the purchase of US dollars requires authorization from the Argentine tax agency and the purpose for which the currency will be used must be stated. In May 2012, the Argentine Mining Secretariat issued new regulations requiring mining companies in Argentina to boost their domestic purchases of equipment and services. Mining companies are now required to resort exclusively to locally established suppliers for their export-related shipping and logistics operations. A separate norm requires companies to open an import substitution division which will be in charge of submitting procurement plans to the Mining Secretariat on a quarterly basis. Such requirements are hindering the company’s operations within Argentina and these or similar requirements may continue to do so in the future and may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

If, in one or more of the countries in which it operates, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within timeframes that make such plans and operations economically viable, or if the applicable legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws or regimes change materially, or if the governing political authorities change resulting in amendments to such laws and regimes, this could have a material adverse effect on AngloGold Ashanti’s operating results, financial condition, and, in extreme situations, on the viability of an operation.

For example, in South Africa mining rights are linked to meeting various obligations that include the broad-based socio-economic empowerment charter for the mining industry (the Revised Charter). Compliance with the Revised Charter is measured using a designated scorecard relating to equity ownership and management control of mining companies by historically disadvantaged South Africans (HDSAs) by no later than May 2014 and that HDSAs must constitute 40 percent of all levels of management by 2014. While AngloGold Ashanti believes that it is compliant with ownership targets to be achieved by May 2014, it must make further progress to achieve future targets, including further participation by HDSAs in senior and top management levels, the upgrade of housing and accommodation at the company’s mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development, certain of which are also included under the Revised Charter’s targets that must also be achieved by May 2014.

The company will incur expenses in giving further effect to the Revised Charter and the scorecard. AngloGold Ashanti may not meet all of the various requirements by the required dates. Additionally, the South African government may decide that the Mining Charter has not gone far enough to achieve its underlying goals and therefore decide to expand the obligations of mining companies thereunder. Should AngloGold Ashanti breach its obligations in complying with the Mineral and Petroleum Resources Development Act, Revised Charter or any future amendments to the Mining Charter, its mining rights in South Africa could be suspended or cancelled by the Minister of Mineral Resources and it may be unable to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on Anglo Ashanti’s results of operations and financial condition.

AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.

Some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing political instability and economic uncertainty.

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC, Mali, Guinea and Colombia, have in the past experienced, and in certain cases continue to experience, a difficult security environment. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of military repression, terrorism, civil unrest, extortion and kidnapping, which could have an adverse effect on its operations in these and other regions.

For example, Mali continues to experience a difficult security environment since the military coup in March 2012. The situation in Mali remains of heightened concern as a result of the instability in northern Mali.

Eastern DRC also continues to experience tension consistent with the cycles of unrest experienced since the late 2000s. Fighting has caused instability in the area and could expand or intensify.

In 2012, and for the first time in approximately seven years, Anglo Gold Ashanti Colombia’s (AGAC) assets and employees were the targets of direct attacks by hostile actors around the La Colosa project’s area of influence. These and other such attacks could adversely affect the company’s operations in Colombia.

Since 2009, the company has recorded an almost five-fold increase in the instances of injury to security personnel, including members of AngloGold Ashanti’s internal security, private security companies and public security forces in certain jurisdictions. The rise in the number and severity of security incidents has come as a result of both increased illegal and artisanal mining due to a steady migration of people into the areas and an increase in the level of organization and funding of criminal activity around some of the company’s Continental African operations, spurred on by an escalating gold price. The most significant security challenges have occurred in Tanzania and Ghana in areas where there is endemic poverty and high levels of unemployment. If the security environment surrounding the company’s operations that are most exposed to these challenges does not improve or further deteriorates, employee, third-party and community member injuries and fatalities could also increase. Any such increase could disrupt the company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition.

In some instances, risk assessments categorize threats as serious enough to require resort to public security forces, such as national police or military units on a near-permanent basis. In the event that continued operations in any of the company’s countries of operations compromise the company’s security or business principles, AngloGold Ashanti may withdraw from any such countries on a temporary or permanent basis. This could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

Furthermore, the company has at times experienced strained relationships with certain of its host communities. AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for community and government. Conflict with communities has led to community protests and business interruptions, particularly at the Siguiri mine in Guinea during 2010 and 2011. In 2012, there were five recorded community protests at Cerro Vanguardia, Obuasi and Geita.

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

The activities of the illegal miners, which include theft and shrinkage, could cause damage to AngloGold Ashanti’s properties, including pollution, underground fires, or personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. Illegal mining and theft could also result in lost gold reserves, mine stoppages, and have a material adverse effect on AngloGold Ashanti’s results of operations or financial condition.

In 2012, the company recorded an increase in the number and severity of security incidents, due to a steady migration of people into the areas and an increase in the level of organization and funding of criminal activity around some of the company’s Continental African operations, spurred on by an escalating gold price. The most significant security challenges have occurred in Tanzania and Ghana in areas where there is endemic poverty and high levels of unemployment.

The use of contractors at certain of the company’s operations may expose AngloGold Ashanti to delays or suspensions in mining activities and increases in mining costs.

AngloGold Ashanti uses contractors at certain of its operations to mine and deliver ore to processing plants as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations and the company does not own all of the mining equipment. For example, increased contractor rates at the Sadiola mine in Mali contributed to a significant rise in total cash costs in the final quarter of 2011. Increased contractor costs at Sunrise Dam in Australia and Geita in Tanzania contributed to higher production costs in the first quarter of 2012.

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

For example, on October 13, 2012, AngloGold Ashanti terminated the underground development contract with a third-party contractor at the Obuasi mine in Ghana. The costs of the termination amounted to $17 million.

In addition, AngloGold Ashanti’s reduced control over those aspects of operations which are the responsibility of contractors, their failure to comply with applicable legal, human rights and regulatory requirements, or their inability to manage their workforce or provide high quality services or a high level of productivity could adversely affect AngloGold Ashanti’s reputation, results of operations and financial condition, and may result in the company incurring liability to third parties due to the actions of contractors.

AngloGold Ashanti competes with mining and other companies for key human resources and its inability to retain key personnel could have an adverse effect on its business.

AngloGold Ashanti competes on a global basis with mining and other companies, to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to operate and supervise its business. This is further exacerbated in the current environment of increased mining activity across the globe, combined with the global shortage of key mining skills, including geologists, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labor, AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. AngloGold Ashanti has historically faced difficulty recruiting and retaining young graduates and qualified mid-level management in South Africa. Recruitment of skilled personnel has been challenging in Continental Africa due to university offerings that are often not well-suited to the specific needs of the mining industry, as well as other factors such as language barriers and low literacy skills.

The recruitment of skilled workers is also highly competitive in South America as a result of a shortage of skills and intense competition between mining companies.

The company may not be able to retain and attract sufficient skilled and experienced employees in all areas of the business. Should it fail to do so or lose any of its key personnel, business and growth prospects may be harmed and this could have an adverse impact on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti’s inability to retain its senior management may have an adverse effect on its business.

The company’s success depends largely upon the continued service of its senior management, including its chief executive officer, chief financial officer and the executive officers at each of its business divisions and general managers at its mines. The loss of one or more members of senior management, such as the recently announced departure of AngloGold Ashanti Chief Executive Officer, Mark Cutifani, to take the same position at Anglo American PLC as of April 3, 2013, could lead to other members of the management team leaving, disrupt the company’s operations, and have a material adverse impact on the company’s business, results of operations and financial condition.

The prevalence of occupational health diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti.

The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss and occupational lung diseases (OLD), which include pulmonary diseases such as tuberculosis from various causes and silicosis in individuals exposed to silica dust. These require active dust management strategies in underground operations, particularly in South Africa where a significant number of silicosis cases by current and former employees alleging past exposures are still reported each year to the board for statutory compensation. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and clinics and continues to improve preventative occupational hygiene initiatives, such as implementing various dust control measures and supplying its employees with respiratory protection equipment. If the costs associated with providing such occupational health services, implementing such dust control measures or supplying such equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

AngloGold Ashanti is currently subject to class action litigation with respect to alleged occupational lung diseases (see “– AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are not always known”). AngloGold Ashanti is calling for the industry to engage with government (and other stakeholders) to seek an appropriate industry-wide solution. An industry-wide solution may not be reached or the terms thereof may have a material adverse effect on AngloGold Ashanti’s financial condition.

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

Such diseases impair the health of workers and negatively affect productivity and profitability as a result of workers’ diminished focus or skill, absenteeism, treatment costs and allocated resources. Any current or future medical program may not be successful in preventing or reducing the infection rate among AngloGold Ashanti’s employees or in affecting consequent illness or mortality rates. AngloGold Ashanti may incur significant costs in addressing this issue in the future, which could also adversely impact the company’s results of operations and financial condition.

The costs and impacts associated with the pumping of water inflows from closed mines adjacent to the company’s operations could have an adverse effect on its results of operations.

Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect on any one of the company’s mining operations as a result of property damage, disruption to operations, additional pollution liabilities and pumping costs and consequently could have an adverse impact on its results of operations and financial condition.

The potential costs associated with the remediation and prevention of groundwater contamination from the company’s operations or due to flooding from closed mines adjacent to the company’s operations could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations that have occurred primarily as a result of seepage from surface operations and facilities including tailings storage facilities and waste rock.

Deep groundwater contamination is a significant issue in South Africa, where groundwater in some older mining regions has infiltrated mined-out workings. Potential contamination risk to shallow ground and surface water resources can occur when water is exposed to sulfide-bearing rock in such situations. AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand goldfields. AngloGold Ashanti’s Vaal River operations are part of the Klerksdorp goldfields and its West Wits operations are part of the Far West Rand goldfields. As a result of the interconnected nature of underground mining operations in South Africa, any proposed solution needs to be a combined one supported by all the companies owning mines located in these goldfields.

In view of the limitation of current information for the accurate estimation of liabilities, no reliable estimate can be made for these obligations. The potential costs of remediation and prevention of groundwater contamination at AngloGold Ashanti’s operations could be significant and may have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

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

The company may not be able to obtain insurance coverage at acceptable premiums. The company believes negotiations with insurance providers have become more difficult for a number of reasons, including prevailing macroeconomic conditions and the risk profile of the mining industry. Insurance for certain risks in particular, such as loss of title to mineral property, political risks in certain jurisdictions, environmental pollution, or other hazards resulting from exploration and production, is not generally available to mining companies on acceptable terms. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond the company’s control or from claims, and this can result in higher premiums and periodically being unable to maintain the levels or types of insurance the company typically carries.

The failure to obtain adequate insurance could impair the company’s ability to continue to operate in the normal course or could result in the occurrence of events for which AngloGold Ashanti is not insured, either of which could adversely impact its cash flows, results of operations and financial condition.

AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are not always known.

AngloGold Ashanti is subject to litigation, arbitration and other legal proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental and health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include costly damage awards or settlements, fines, and the loss of licenses, concessions, or rights, among other things.

In the event of a dispute AngloGold Ashanti may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa or the United States.

AngloGold Ashanti is subject to numerous claims, including class actions or similar group claims relating to silicosis and other OLD, and could be subject to similar claims in the future.

AngloGold Ashanti has received notice of two applications for class certification relating to silicosis in which the company is a respondent. It has also received notice of individual claims. For further information, please refer to “Item 8.: Financial Information – Legal Proceedings – South Africa – Silicosis litigation”.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all and any subsequent claims as filed on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favorably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in an earlier decision by the Constitutional Court of South Africa, such matters would have an adverse effect on its financial position, which could be material.

In Colombia, the company is also involved in five class action lawsuits in relation to AGAC Santa Maria-Montecristo and La Colosa projects. One of these class action lawsuits led to a preliminary injunction suspending the mining concession contracts of the Santa Maria-Montecristo project in September 2011. Additionally, in Colombia, AGAC is involved in an action in the Administrative Superior Court of the Cundinamarca District against the Department of the Environment, Housing and Territorial Development (DoE) following its issuance of a fine against AGAC on the basis that AGAC was in breach of its mining terms of reference.

Should the company be unable to resolve disputes favorably or to enforce its rights, this may have a material adverse impact on the company’s financial performance, cash flow and results of operations.

The implementation of an integrated Enterprise Resource Planning (ERP) system could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti is implementing a single, global ERP system to support all the operations managed by AngloGold Ashanti. The ERP system is being implemented over a three-and-a-half-year period which commenced in August 2011. The contemplated implementation of an ERP system on a global basis is inherently a high-risk initiative due to the potential for implementation cost and time overruns. In addition, such implementation could affect the ability of AngloGold Ashanti to report and manage technical and financial information if difficulties in the implementation and operation of the system are experienced, which could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition. The first sites went live during February 2013.

Sales of large quantities of AngloGold Ashanti‘s ordinary shares and American Depository Shares (ADSs), and the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the company’s securities.

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors. According to information available to the company, AngloGold Ashanti’s four largest shareholders beneficially owned approximately 23.29 percent of AngloGold Ashanti’s ordinary shares as at December 31, 2012.

Poor returns, soaring costs, higher capital expenditure, ill-conceived corporate activity, rising geopolitical and labor risk and low dividend yields over the past few years have resulted in a change in market sentiment towards gold equities. The market price of the company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of the company‘s ordinary shares or ADSs may decide to sell them at any time. The market price of the company’s ordinary shares or ADSs could also fall as a result of any future offerings AngloGold Ashanti makes of its ordinary shares, ADSs, or securities exchangeable or exercisable for the company’s ordinary shares or ADSs, or the perception in the market place that these offerings might occur. AngloGold Ashanti may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future.

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

Under South African law, companies are entitled to pay a dividend or similar payment to its shareholders only if the company meets the solvency and liquidity tests set out in legislation, and the company’s founding documents.

Given these factors, including the capital and investment needs of the company, and the board of directors’ discretion to declare a dividend that includes the amount and timing thereof, cash dividends may not be paid in the future.

ITEM 4: INFORMATION ON THE COMPANY

4A.	HISTORY AND DEVELOPMENT OF THE COMPANY

GROUP INFORMATION

AngloGold Limited was formed in June 1998 with the consolidation of the gold mining interests of Anglo American plc. AngloGold Ashanti Limited, as the company exists today, was formed on April 26, 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited.

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

1998-2004

•	Expansion of AngloGold Limited’s operations outside of South Africa.

2004

•	Concluded the business combination with Ashanti Goldfields Company Limited, at which time the company changed its name to AngloGold Ashanti Limited.

2007

•	Anglo American plc sold 69,100,000 ordinary shares of AngloGold Ashanti, thereby reducing Anglo American’s shareholding in AngloGold Ashanti from 41.7 percent to 16.6 percent.

2009

•	Anglo American plc sold its remaining shareholding to Paulson & Co. Inc.

2010

•	AngloGold Ashanti eliminated its hedge book, thereby gaining full exposure to spot gold prices.

2012

•	AngloGold Ashanti acquired the remaining 50 percent interest in Serra Grande in Brazil for $215 million.
•	The company acquired 100 percent of First Uranium (Proprietary) Limited for $335 million.

4B.	BUSINESS OVERVIEW

AngloGold Ashanti, one of the world’s major gold exploration, mining and marketing companies, holds a portfolio of operations and projects on four continents, and has a worldwide exploration program. The company works across the full spectrum of the mining value chain.

PRODUCTS

AngloGold Ashanti’s main product is gold. In the course of processing the ore mined, by-products such as silver, uranium oxide and sulfuric acid are produced at the Argentinian, South African and Brazilian operations.

OPERATIONS

AngloGold Ashanti’s 21 operations are located in 10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States). These include six deep-level mines and surface operations in South Africa as well as a combination of surface and underground mining operations in the Americas, Australia and elsewhere on the African continent.

EXPLORATION

The group’s exploration program, covers greenfield, brownfield, and, more recently, marine exploration. Major development projects are Tropicana in Australia, Kibali in the Democratic Republic of the Congo (DRC) and La Colosa in Colombia. Our extensive brownfield, greenfield and marine exploration programs extend to 14 countries, in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly owned ground holdings.

DEVELOPMENT

AngloGold Ashanti utilizes its exploration team to build on its record of new gold discoveries and to grow its gold endowment. The company has increased its capacity to fund a significant project pipeline by incurring longer-term debt, while maintaining capital discipline and improving returns.

MARKETING

Once processed to the doré (unrefined gold bar) stage at AngloGold Ashanti’s operations, this product is dispatched to various precious metal refineries where the gold is refined to a purity of at least 99.5 percent, in accordance with the standards of “good delivery” as determined by the London Bullion Market Association. It is then sold to bullion banks or refiners. Gold has been a much sought after source of wealth over the centuries, be it as an investment, a store of value or as jewellery. AngloGold Ashanti campaigns actively to promote the demand for gold.

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

The physical gold market is dominated by the jewellery and investment sectors, which together account for 78 percent of total demand. The balance of gold demand is from the electronics and dentistry industry, as well as the uptake from central banks. While the quantity of gold used in jewellery consumption has decreased over the last decade with the steadily rising gold price, the investment market has largely absorbed available supply. Investment in physical gold involves bar and coin hoarding, medals and other retail investment instruments, as well as the now significant market for exchange traded funds (ETFs).

The gold price averaged $1,668 per ounce for 2012, marking the eleventh consecutive year of average annual price increases. After reaching a record of $1,921 per ounce in September 2011, the gold price failed to reach the same level during 2012.

Although gold has traditional “safe haven” status among financial assets, it did not benefit significantly in 2012. This was largely on account of the continued negative correlation between the dollar gold price and the dollar, in which a stronger dollar tended to cap appreciation in the gold price. This pattern was exacerbated by the fact that investors often sold profitable gold positions.

The announcement by the US Federal Reserve of a further round of quantitative easing in mid-September correlated with a boost in the gold price, however, having averaged $1,651 per ounce over the first three quarters of 2012, the announcement of the third round of quantitative easing (QE3) corresponding with an increase in the gold price average to $1,717 per ounce for the final quarter. As of April 19, 2013, the gold price was $1,404 per ounce.

Investment market

Holdings within the ETF universe showed reasonable growth. Although growth in total gold holdings was lower than that experienced in 2009 and 2010, it was an improvement over 2011. ETF holdings grew by 6.4 million ounces in 2011 which represents growth of 9 percent over the year. In 2012, ETF holdings grew by almost 9.4 million ounces or 12 percent.

Among ETFs, which now include some 32 different funds, the NYSE-listed SPDR Gold Shares (GLD) remained the largest at 43.4 million ounces, or almost half of combined holdings of 88.8 million ounces (as at end 2012). This fund grew by 3.1 million ounces in 2012 and alone accounted for over a third of overall growth in holdings during 2012.

The official sector continued to be a significant source of demand through 2012 with estimates of around 17.2 million ounces (net) bought by various central banks across the globe. The most dominant sources of demand from this sector remain those countries which are not members of the Organization for Economic Co-operation and Development (OECD), such as Brazil, Mexico and South Korea, which added to their gold reserves. In contrast, the third year of the Central Bank Gold Agreement ended at the end of September and total sales of 5 tonnes by its signatories were recorded. This represents the lowest annual sales in any of the agreements.

Bar and coin demand for 2012 failed to match the levels of 2011, declining by 260 tonnes year-on-year. Demand experienced from Europe in 2011 did not materialize again in 2012. However, after a slow start to the first half of the year, Indian demand for bars and coins began to emerge and amounted some 25 percent of total demand for 2012. Demand from China, another important source of demand, was flat at 265 tonnes, primarily due to the slowing of the Chinese economy.

Jewellery markets

A jewellers’ strike and doubling of import duties meant that the first half of the year witnessed very poor demand out of India relative to 2011, down by 24 percent. Sentiment improved in the latter half of the year and India remained the strongest performing market for gold jewellery and, in 2012, accounted for 29 percent of global jewellery fabrication.

Slowing fortunes of the Chinese economy had an impact on jewellery demand from this region, down 4.5 tonnes year-on-year, as consumers cut back on their discretionary spending. Hong Kong maintained its levels of jewellery demand year-on-year at 27 tonnes.

European jewellery demand was similarly affected by economic woes and austerity measures.

The outlook for the gold price remains broadly supportive given the continuation of loose monetary policies in both the United States and Europe. However, there is growing confidence that monetary authorities may have managed the worst of these crises. Austerity measures may continue across Europe and this may weigh on European jewellery demand while further measures by the Indian authorities to curb gold imports mean that jewellery demand from this region will also likely decrease in the short term.

RAW MATERIALS

AngloGold Ashanti uses chemicals including cyanide and lime in the production of gold. These chemicals are available from a large number of suppliers.

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

SEASONALITY

AngloGold Ashanti’s business is not generally seasonal.

STRATEGY

To achieve its vision to be the leading mining company, AngloGold Ashanti must fulfill its mission to create value for shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing its products. Although the primary focus is gold, AngloGold Ashanti will pursue value-creating opportunities in other minerals where it can leverage existing assets, skills and experience to enhance the delivery of value.

Strategic focus areas

AngloGold Ashanti’s five strategic focus areas are set out below:

•	People are the business, providing the leadership and the supporting management processes to ensure that the right people are in the right roles, doing the right work to deliver against the goals.
•	Maximize margins, managing revenues to ensure that full value is realized from its products by delivering a quality product and managing costs to protect margins and returns on capital employed.
•

Manage the business as an asset portfolio, optimizing asset and project portfolios to meet or exceed specified rates of returns. To achieve this, each asset is regularly reviewed and ranked in both absolute terms and relative to its peer group.

•

Grow the business, developing a range of options for growth, including greenfield and brownfield exploration, new opportunities for promoting organic growth, value-accretive merger and acquisition opportunities, and maximizing the value of commodities other than gold within its portfolio.

•

Embrace sustainability principles, developing business and social partnerships based on mutual value creation while maintaining a focus on ensuring the safety and well-being of employees, and managing environmental and other impacts.

Management framework

AngloGold Ashanti’s internally developed Project ONE management framework is being implemented throughout the business to support the achievement of its broader strategic objectives. The framework is designed to reduce variability in performance and support a seamless flow from strategy to delivery. This framework prescribes strong leadership, considered role description, appropriate resourcing to the task at hand, well-defined and documented business processes in all areas, clear accountability and consistent analysis of improvement of work undertaken.

Managing performance

The five strategic focus areas are reflected in the role descriptions of each executive and senior manager in the group and form the basis for evaluating and rewarding their performance.

THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE

AngloGold Ashanti’s rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties lie.

AngloGold Ashanti is subject to a wide range of laws and regulations governing all aspects of its operations, including such areas as environmental protection, reclamation, exploration, development, production, taxes, immigration, labor standards and employment issues, occupational health, mine safety, toxic substances, securities and foreign corrupt practices. AngloGold Ashanti has made, and expects to, among other things, make in the future, significant expenditures to comply with these laws and regulations. Non-compliance can result in violations and legal claims, as well as substantial fines, penalties and delays in day-to-day operations. Pending or proposed changes to existing laws and regulations, as well as any proposed or contemplated new laws or regulations could also have significant impacts on AngloGold Ashanti’s business and results of operations, the extent of which cannot be predicted.

There are in some cases certain restrictions on AngloGold Ashanti’s ability to independently move assets out of certain countries in which it has operations, or transfer assets within the group, without the prior consent of the local government or minority shareholders involved. See “Item 10D.: Exchange controls” for details.

For more information on the risks and uncertainties associated with AngloGold Ashanti’s mining rights, see “Item 3D.: Risk factors”, in particular the risk factors entitled “AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of its mining rights”, “Failure to comply with laws, regulations, standards, contractual obligations whether following a breach or breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licenses or permits, and loss of reputation”, “Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge”, “AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries” and “AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

South Africa

The MPRDA and the Revised Mining Charter

The Mineral and Petroleum Resources Development Act (MPRDA) came into effect on May 1, 2004. The objectives of the MPRDA are, among other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. Another objective of the MPRDA is to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights contribute to the socioeconomic development of the areas in which they operate.

The Mineral and Petroleum Resources Development Amendment Act (MPRDAA) was passed by Parliament in 2008 and has been signed by the State President and published, but is not yet in effect. Its purpose is to amend the MPRDA in order to, among other things:

•

make the Minister of Mineral Resources (Minister) the responsible authority for implementing the requirements of the National Environmental Management Act, 1998 (NEMA) and specific environmental legislation as they relate to prospecting, mining, exploration, production and related activities incidental thereto on the prospecting, mining, exploration or production area;

•	align the MPRDA with the NEMA in order to provide for one environmental management system;
•	remove ambiguities in certain definitions;
•	add functions to the Regional Mining Development and Environmental Committee;
•	amend transitional arrangements so as to further afford statutory protection to certain existing old order rights; and
•	provide for matters connected therewith.

On December 27, 2012, the Minister published the Draft Mineral and Petroleum Resources Development Bill, 2012 (Bill) and invited the mining industry and interested and affected parties to comment on it. The Bill seeks to amend the MPRDAA, which itself has not yet come into effect, as described above. It is unclear when the MPRDAA will come into force or to what extent the Bill will amend the MPRDAA.

The Bill, as currently drafted, contains, among others, the following provisions:

•

Residue stockpiles: The MPRDAA proposed including residue deposits and residue stockpiles in the definition of land, creating a “statutory accession” of movable dumps back to the land. The Bill extends this definition to include historic mines and dumps created before the implementation of the MPRDA.

•

Partitioning of rights and transfers of interests in companies: Section 11 of the MPRDA requires that a controlling interest in an unlisted company be consented to by the Minister. The MPRDAA amended this section so that consent by the Minister must also be obtained for the transfer of a controlling interest in a listed company. The Bill as drafted would amend Section 11 of the MPRDA so that a transfer of “any interest” in a listed company must be consented to by the Minister before such transfer, raising the possibility that the trading of shares of listed companies could be prohibited.

•

Mine closure: The Bill makes provision for two major changes to mine closure under the MPRDA. Firstly, the MPRDA would be amended so that a mining company could still incur environmental liability even after a closure certificate relative to a mine is obtained. Secondly, the financial provision paid to the Minister in terms of section 41 of the MPRDA will be retained for 20 years after the granting of the closure certificate.

•

Penalties: The Bill would also provide for revised penalties for violations of the MPRDA by making provision for both an administrative fine not exceeding 10 per cent of the person or holder’s annual turnover and exports during the preceding year, and imprisonment not exceeding four years.

The Bill is subject to change and any changes to it could be significant.

The Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (Mining Charter) sprang from the MPRDA and also took effect on May 1, 2004. The Mining Charter committed all stakeholders in the mining industry to transfer ownership of 26 percent of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years. The Charter also sets targets for, among other things, the advancement of HDSAs into management positions, the employment of women, procurement of goods and services from HDSA-owned companies, training, community development and the upgrading of mine housing. Mining companies are required to devise plans to achieve these targets, must identify current levels of beneficiation and must indicate opportunities for growth.

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

Under the Charter, the mining industry as a whole agreed to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion ($10.9 billion) over the first five years. Beyond the Rand 100 billion commitment, HDSA participation will be increased on a willing seller, willing buyer basis, at fair market value, where the mining companies are not at risk.

Following a review, the Department of Mineral Resources (DMR) amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26 percent HDSA ownership of mining assets by the year 2014 was retained. Amendments to the Mining Charter in the Revised Mining Charter require mining companies to:

•	facilitate local beneficiation of mineral commodities;
•

procure a minimum of 40 percent of capital goods, 70 percent of services and 50 percent of consumer goods from HDSA suppliers (i.e., suppliers in which a minimum of 25 percent + 1 vote of share capital is owned by HDSAs) by 2014, these targets being, however, exclusive of non-discretionary procurement expenditure;

•

ensure that multinational suppliers of capital goods put a minimum of 0.5 percent of their annual income generated from South African mining companies into a social development fund beginning in 2010, to contribute to the socioeconomic development of South African communities;

•

achieve a minimum of 40 percent HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) as well as in those positions requiring core and critical skills, middle management level and junior management level;

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

The new Scorecard attached to the Revised Mining Charter makes provision for a phased-in approach for compliance with the above targets over the 5-year period ending on April 30, 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA, may result in the cancellation or suspension of a mining company’s existing mining rights and may prevent AngloGold Ashanti’s South African operations from obtaining any new mining rights.

On April 29, 2009, as required by section 100(1)(b) of the MPRDA, the Minister published the Code of Good Practice for the South African Mineral Industry (Code). The purpose of the Code was to set out administrative principles to enhance implementation of the Mining Charter and the MPRDA. The Code is to be read in combination with the Mining Charter and other legislation relating to measurement of socio-economic transformation in the South African mining industry.

A mining right will be granted to a successful applicant for a period not exceeding 30 years. Mining rights may be renewed for additional periods not exceeding 30 years at a time. A mining right can be cancelled if the mineral to which such mining right relates is not mined at an “optimal” rate.

AngloGold Ashanti holds seven mining rights in South Africa which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Office (MPRTO).

A prospecting right will be granted to a successful applicant for a period not exceeding five years, and may only be renewed once for three years. The MPRDA also provides for a retention period of up to three years after prospecting, with one renewal up to two years, subject to certain conditions.

AngloGold Ashanti holds four prospecting rights, one of which is in the process of being converted into a mining right. Six new prospecting right applications have been submitted to the DMR since the end of March 2011, after the moratorium on the issuing of rights was lifted.

AngloGold Ashanti also holds a mining permit for the recovery of sand and clay, which is in the process of being renewed.

AngloGold Ashanti applied for and has been granted a refining license and an import and export permit by the South African Diamond and Precious Metals Regulator.

The BBBEE Amendment Bill

In December 2011, the Department of Trade and Industry (DTI) published the Broad-based Black Empowerment Amendment Bill, 2011 (2011 BBBEE Amendment Bill) for public comment. The BBBEE Amendment Bill sought to amend the Broad-based Black Economic Empowerment Act 53 of 2003 (BBBEE Act) to provide a framework of principles, strategies and guidelines aimed at promoting the broad-based socio-economic empowerment of HDSAs across the South African economy and society in the form of ownership, management, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. The public comment period expired in February 2012. Following this public participation process, the 2011 BBBEE bill was revised and a new bill published in November 2012 (2012 BBBEE Amended Bill). As of April 19, 2013, the 2012 BBBEE Amendment Bill was still pending in parliament. The 2012 BBBEE Amendment Bill includes a number of changes to the current framework under the BBBEE Act, including:

•	amending and clarifying the definition of the intended beneficiaries of such framework;
•	amending the definition of “Broad-Based Black Economic Empowerment”, or BBBEE, to introduce the concept of viable BBBEE and providing standards for that preferential procurement;
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

•	establishing a BBBEE Commission responsible for overseeing, supervising and promoting compliance with the BBBEE Act, as well as receiving and investigating BBBEE-related complaints; and
•	providing that DTI may impose special requirements for specific industries.

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

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5 percent. A maximum royalty of 7 percent of revenue was introduced for unrefined minerals. Where unrefined mineral resources (such as uranium) constitute less than 10 percent in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For AngloGold Ashanti, this means that currently the company will pay a royalty based on refined mineral resources (as the unrefined mineral resources (such as uranium) for AngloGold Ashanti for 2012 constituted less than 10 percent in value of the total composite mineral resources). The rate of royalty tax payable for 2012 was 1.3 percent of revenue of the company’s South African operations.

CONTINENTAL AFRICA

Democratic Republic of the Congo

The mining industry in the Democratic Republic of the Congo (DRC) is regulated primarily by the Mining Code enacted in July 2002 and its ancillary Mining Regulations, promulgated in March 2003 (DRC Mining Code). The DRC Mining Code vests the Minister of Mines with the authority to grant, refuse, suspend and terminate mineral rights. Mineral rights may be granted in the form of exploration permits for an initial period of four years or in the form of mining permits which are granted for an initial period of 30 years. An exploration permit may, at any time before expiry, be transformed partially into a mining license or a small-scale mining permit. Mining permits are granted upon successful completion of exploration and satisfaction of certain requirements, including approval of an environmental impact study and an environmental management plan.

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

On January 1, 2012, a value added tax (VAT) replaced the previously applicable sales tax. The standard rate of VAT is 16 percent and is applicable to mining companies.

On January 1, 2013, a withholding tax of 14 percent became effective. The tax is applicable to services fees payable to a non-resident service provider by a resident of the DRC.

On July 18, 2012 the Convention between the Government of the Republic of South Africa and the Government of the Democratic Republic of Congo for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (Convention) came into effect, and is applicable to:

•	withholding taxes on amounts paid or credited on or after 1 January 2013; and
•	other income taxes, levied in respect of taxable periods beginning on or after 1 January 2013.

The Convention reduces the withholding tax on dividends paid by companies resident in the DRC to companies resident in South Africa from 20 percent to 5 percent and on interest paid by companies resident in the DRC to companies resident in South Africa from 20 percent to 10 percent. A South African company must own at least 25 percent of a relevant DRC entity’s outstanding shares in order to take advantage of the reduced rates.

In October 2012, the DRC Minister of Mines announced a proposed overhaul of the DRC Mining Code. An informal review process has commenced. The proposals seek to, among others, increase the government stake to 35 percent from the existing 5 percent, increase the royalty rates from 2.5 percent to 6 percent on some minerals, and introduce a windfall tax of 50 percent levy on certain “super profits”. No formal timeframe or process has been announced for this review.

AngloGold Ashanti holds the majority stake and is the operator of Ashanti Goldfields Kilo (86.22 percent), an exploration and mining joint venture with Société Minière de Kilo-Moto (SOKIMO) (13.78 percent), a state-owned gold company.

AngloGold Ashanti also holds a stake in the Kibali gold project located in northeastern DRC. The project is operated by Randgold Resources and is owned by Randgold Resources (45 percent), AngloGold Ashanti (45 percent) and SOKIMO (10 percent), which latter share represents the interest of the DRC government in the Kibali gold project.

Ghana

The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (GMM Act) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under license or lease.

The grant of a mining lease by the Ghana Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament.

Control of mining companies

The Ghana Minister of Mines has the power to object to a person becoming or remaining a shareholder controller, a majority shareholder controller or an “indirect controller” of a company which has been granted a mining lease if the Minister believes the public interest would be prejudiced by the person concerned becoming or remaining such a controller.

Stability agreement

The GMM Act provides for stability agreements as a mechanism to ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed for a period of 15 years. A stability agreement is subject to ratification by Parliament.

Prior to the business combination between AngloGold and Ashanti in April 2004, AngloGold and the government of Ghana agreed on the terms of a stability agreement (the “Ghana Stability Agreement”) to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination. The Ghana Stability Agreement necessitated the amendment of the Obuasi mining lease which had been ratified by Parliament.

Under the Ghana Stability Agreement, the government of Ghana agreed:

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

The Ghana Stability Agreement also stipulates that a sale of AngloGold Ashanti’s or any of its subsidiaries’ assets located in Ghana remains subject to the government’s approval. Furthermore, the government retains its special rights (Golden Share) under the provisions of the GMM Act pertaining to the control of a mining company, in respect of its assets and operations in Ghana.

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

The government of Ghana has constituted a review committee to review and renegotiate stability agreements with the mining companies. Within the committee’s powers of review are the redrafting of such stability agreements, the determination of whether stability agreements comply with the mining laws of Ghana and the Ghanaian legal regime for mining (fiscal requirements, foreign exchange regulations and the provisions of the tax laws), and the preparation of guidelines to govern the granting of stability agreements in the mining industry. We are currently participating in negotiations with the Ghanaian review committee.

In March 2012 the tax laws of Ghana were amended. Changes to the tax laws include:

•

An increase in the income tax rate applicable to mining businesses from 25 percent to 35 percent. AngloGold Ashanti is currently protected until 2019 from any increase of its income tax rate to greater than the rate provided for under the Ghana Stability Agreement.

•

Introduction of a new capital allowance regime for class 3 assets (which include mineral and petroleum exploration and production rights, buildings, structures and works of a permanent nature used in mineral and petroleum exploration and production and plant and machinery used in mining and petroleum operations) that provides for a 20 percent straight line rate for a period of five years. Pursuant to the Ghana Stability Agreement, this change will not affect AngloGold Ashanti until 2019.

•

Elimination of the 5 percent allowance on prior year additions. Prior to the 2012 amendment, the tax code granted an additional 5 percent of the value of assets acquired and qualified to be classified as class 3 assets for the purpose of granting capital allowances. Capital allowance is now 20 percent each year on the total value of the assets. Pursuant to the Ghana Stability Agreement, this change will not affect AngloGold Ashanti until 2019.

•

A ring fencing rule to prevent mining businesses from deducting or setting off costs from one mining area with another’s income. Pursuant to the Ghana Stability Agreement, this change will not affect AngloGold Ashanti until 2019.

While the Stability Agreement protects AngloGold Ashanti from any new enactments that would impose obligations upon AngloGold Ashanti or any of its Ghanaian subsidiaries, the Government of Ghana has constituted a team to renegotiate stability agreements with mining companies. A government committee has invited AngloGold Ashanti for discussions and requested certain information. The government may intend to review the Ghana Stability Agreement.

Retention of foreign earnings

AngloGold Ashanti’s operations in Ghana are permitted to retain 80 percent of their foreign exchange earnings in an offshore foreign exchange account. In addition, the company has permission from the Bank of Ghana to retain and use US dollars, outside of Ghana, required to meet payments to the company’s hedge counterparties which cannot be met from the cash resources of its treasury company.

Localization policy

Mining companies must submit a detailed program for the recruitment and training of Ghanaians with a view to achieving “localization”, which is the replacement of expatriate personnel in a company’s Ghanaian operations by Ghanaian personnel. In addition, mining companies must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies. Recently passed Minerals and Mining (General) Regulations, 2012 (L.I. 2173) give further details on the localization policy.

Except as otherwise provided in a specific mining lease, all immovable assets of the holder of the mining lease vest in the State upon termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the state at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe.

Mining properties

The company is required to pay ground rent to the government of Ghana and such other fees as are prescribed by legislation, including royalties on timber felled within the lease area.

Obuasi

The current mining lease for the Obuasi area was granted by the government of Ghana on March 5, 1994. It grants mining rights to land with an area of approximately 334 square kilometers in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, a mining lease over an adjacent 140 square kilometers was also granted, resulting in the total area under the mining lease increasing to 474 square kilometers.

The Government of Ghana agreed to extend the term of the mining lease relating to the Obuasi mine until 2054. The mining lease was formally ratified by Parliament on October 23, 2008.

Iduapriem

Iduapriem has title to a 33 square kilometer mining lease granted on April 19, 1989 for a period of 30 years. In January 2009 Iduapriem obtained a new mining lease, the Ajopa Concession, for a period of 10 years. The concession covers an area of 48.34 square kilometers. In December 2011 the Minister of Lands and Natural Resources gave his consent for Teberebie’s title to a 25.83 square kilometer mining lease, granted in June 1992 for a period of 30 years, to be assigned to Iduapriem. While ownership of the lease has passed to Iduapriem, the registration of the transfer of the lease is still in process.

Guinea

In Guinea, all mineral substances are the property of the state. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining license, mining prospecting license, mining license or mining concession. The holders of mining titles are guaranteed the right to dispose freely of their assets, to organize their enterprises as they wish, to engage and discharge staff in accordance with the regulations in force, to freely move their staff and their products throughout Guinea and to dispose of their products in international markets.

The group’s Guinea subsidiary, Société AngloGold Ashanti de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on November 11, 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust the economic Ore Reserve.

At Siguiri, the original area granted of 8,384 square kilometers was reduced to a concession area of four blocks totaling 1,495 square kilometers.

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for an additional 22-year period from November 11, 1996 under conditions detailed in a Convention de Base which predates the Guinea Mining Code (described below).

Key elements of the Convention de Base are that:

•

The Republic of Guinea (Guinea) holds a 15 percent free-carried or non-contributory interest; is entitled to a royalty of 3 percent based on a spot gold price of less than $475 per ounce; and is owed 5 percent of the value of gold exported, based on a spot gold price above $475 per ounce, as fixed on the London Gold Bullion Market;

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

The Convention de Base is subject to early termination if both parties formally and expressly agree to it, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by SAG or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

Guinea Mining Code

The government enacted a mining code in September 2011 (Guinea Mining Code). However, the government suspended the application of the Guinea Mining Code pending the finalization of certain further amendments. In November 2012, a draft bill modifying certain provisions of the Guinea Mining Code was circulated for comment (Draft Bill). The revised Guinea Mining Code has not yet been finalized.

Pursuant to the Guinea Mining Code, existing mining titles in effect on the date on which the Guinea Mining Code comes into force remain valid for their duration and for the substances for which they have been issued.

The Guinea Mining Code provides for the establishment of a State mining company which will hold the interests that Guinea has in all the mining companies present in Guinea. The granting of a mining title by Guinea gives rise to a State shareholding of 15 percent in the mining company, which may not be diluted. This interest is acquired upon signing of the mining title and no financial contribution may be requested from Guinea in return. Guinea further reserves the right to acquire an additional share of 20 percent in cash in accordance with the terms established with each company concerned, which could bring the total shareholding of Guinea to 35 percent.

The provisions contained in the Guinea Mining Code concerning mining tax, customs duties, transparency, anti-corruption and labor (Mandatory Provisions) shall apply within 60 days following the effective date of the Guinea Mining Code to all mining companies having reached the exploitation phase. The Guinea Mining Code does not provide for transitional, stability or harmonization provisions concerning these Mandatory Provisions. To the extent that non-mandatory provisions of the Guinea Mining Code are inconsistent with the Convention de Base, the Government of Guinea and AGA are required to work together as soon as possible after the Guinea Mining Code comes into force to harmonize the Convention de Base with the Guinea Mining Code. The Mandatory Provisions may be applicable to AngloGold Ashanti as it is currently in exploitation phase.

The Guinea Mining Code also contains a formal commitment to the principles of the Extractive Industries Transparency Initiative (EITI). The EITI sets a global standard for oil, gas and mining companies to publish what they pay and for governments to disclose what they receive. In addition to binding the government to EITI, the code requires all mining companies working in Guinea – even those from countries that have not committed to EITI – to respect the initiative’s principles and processes.

Currently, the government holds a stake of 15 percent in the Siguiri gold mine. Following the adoption of the Guinea Mining Code, the Guinean government also announced its intention to carry out a review of the mining conventions currently in force in Guinea (including the Convention de Base). According to the Guinean government’s description of the review, the review will focus, among other things, on the financial model of each mining convention, the discrepancies between the content of each existing convention and the new mining code, the legal status of each convention, and the specific challenges associated with the development of each project.

The Government has established a technical committee (the “Technical Committee”) tasked with negotiating amendments to mining conventions currently in place between the Government and the mining companies, to ensure the progressive implementation of the provisions of the Guinea Mining Code. The Draft Bill provides that the amendment agreements need to be finalized at the latest 24 months following the publication of the Guinea Mining Code. To date, SAG has not received any formal communication from the Government of Guinea relating to the renegotiation of its Convention de Base, but it expects that it may be invited by the Technical Committee to renegotiate its Convention de Base during the course of 2013 or 2014.

Mali

Mineral rights in Mali are governed by Ordinance No. 99-32/P-RM of August 19, 1999 enacting the mining code, as amended by No. 013/2000/P-RM of February 10, 2000 and ratified by Law No. 00-011 of May 30, 2000 (the “Mali Mining Code”), and Decree No. 99-255/P-RM of September 15, 1999 implementing the Mali Mining Code.

Prospecting activities are carried out under prospecting authorizations (authorization de prospection). The authorizations give an individual or corporate entity the exclusive right to carry out prospecting activities over a given area for a period of three years renewable once for a period of 3 years without a reduction in the area covered by the authorization. Exploration activities may be carried out under exploration permits (permis de recherche). The latter are granted to corporate entities only by order of the Minister of Mines. Exploration permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal requires the permit holder to relinquish 50 percent of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.

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

As soon as the exploitation permit is granted, the permit holder must incorporate a company under the law of Mali. The permit holder will assign the permit for free to this company. Mali will have a 10 percent free carried interest in the company. This interest will be converted into priority shares and Mali’s participation will not be diluted in case of an increase in capital.

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

All mining titles mentioned above require an establishment convention (convention d’etablissement) to be signed by Mali and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.

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

Namibia

The Minerals (Prospecting and Mining) Act 33 of 1992 (MPM Act) provides that all rights to minerals in the Republic of Namibia vest in the state. The Mining Rights and Mineral Resources division of the Directorate of Mining handles all applications for and allocation of rights in relation to minerals in the Republic of Namibia.

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

To enable a company to prospect for minerals, the Ministry of Mines and Energy may grant an Exclusive Prospecting License or a Non-exclusive Prospecting License. Upon application and presentation of a feasibility study, the Ministry then grants a Mining License. Alternatively, the holder of a Non-Exclusive Prospecting License may peg and register a Mining Claim. Licensing decisions take into account the abilities of the company (including its mining, financial and technical capabilities), projected rehabilitation programs and the payment of royalties. Mining Licenses are only awarded to Namibian citizens and companies registered in Namibia, which includes foreign companies registered with the Namibian registrar of companies. A Mining Claim, on the other hand, may only be pegged by Namibian citizens or companies whose articles of association limits shareholding in those companies to Namibian citizens.

In 2011, the government adopted the New Equitable Economic Empowerment Framework (NEEEF). The objectives of the NEEEF are aimed at redressing past inequalities and providing measures for empowerment. No legislation implementing the NEEEF has to date been enacted. In addition, the Chamber of Mines is in the process of negotiating its own charter with the government.

AngloGold Namibia (Pty) Ltd was granted the necessary licenses in respect of its mining and prospecting activities in Namibia. Its current 15-year Mining License expires in October 2018. An application has been presented to the Ministry of Mines and Energy for the extension of the aforementioned Mining License to 2030. This application includes the mining area known as the Anomaly 16.

Taxes

The Namibian Government appears to have withdrawn or deferred the mining tax proposals that it made in 2011. These proposals included, among others, a requirement for mines to pay a value added tax of 15 percent on the export value of unprocessed minerals, a 5 percent export duty and an increased corporate tax rate of 44 percent, up from 37.5 percent. The minimum historic corporate tax rate on mining companies is 25 percent. Most mining companies currently pay between 25 and 40 percent, with diamond mines taxed at 55 percent. A corporate tax of 40 percent applies to profits from non-mining activities. There is a 10 percent withholding tax on interest earned by foreigners on their deposits held with Namibian banks or unit trust schemes. There is also a 25 percent withholding tax on certain services, management and consultancy fees rendered by foreigners.

An amount received from the sale or other disposal of a mineral license or the shares in a company holding a mineral license is deemed to be an income source in Namibia for purposes of calculating income tax, regardless of where the transaction takes place.

Royalties

In 2008, the Government confirmed a royalty schedule that originally had been introduced in 2004. Since then all mining companies, at the discretion of the Minister of Mines and Energy, pay a royalty of between 3 percent and 10 percent on the market value of base, precious, and rare metals and non-nuclear mineral fuels. AngloGold Namibia (Pty) Ltd currently pays a royalty of 3 percent. The government also introduced a windfall royalty, (now in effect), which is payable at the discretion of the Minister, and a new type of royalty in respect of all minerals other than precious stones and dimension stones, which might function as a penalty royalty. For example, this penalty may be imposed on minerals that are not in their most refined state that have been or are about to be exported and are of such a nature that their value can be increased by way of a practical and economical refining process that is available in Namibia.

Tanzania

Mineral rights in the United Republic of Tanzania are principally governed by the Mining Act of 2010 (Tanzania Mining Act), and the Mining Regulations, 2010 (Tanzania Mining Regulations), which include: Mining (Mineral Rights) Regulations 2010; Mining (Environmental Protection For Small Scale Mining) Regulations 2010; Mining (Mineral Beneficiation) Regulations 2010; Mining (Mineral Trading) Regulations 2010; Mining (Safety, Occupational Health and Environmental Protection) Regulations 2010; and the Mining (Radioactive Mineral) Regulations 2010.

The Tanzania Mining Act and the Tanzania Mining Regulations came into force in November 2010. Ownership of and control over minerals on, in or under the land vest in the President of the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except pursuant to the authority of a mineral right license granted, or deemed to have been granted, under the Tanzania Mining Act or its predecessor acts.

To enable a company to prospect or mine, the Ministry of Energy and Minerals (MEM) initially grants an exclusive prospecting license. Upon presentation of a feasibility study, together with certain other environmental, social and financial assurances, the MEM may then grant a form of license for mining. Licensing decisions take into account the abilities of the company (including its mining, financial and technical capabilities), projected rehabilitation programs, environmental compliance and the payment of royalties.

The following licenses can be applied for under the Tanzania Mining Act:

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

A prospecting license grants the holder the exclusive right to prospect in the area covered by the license for all minerals within the class of minerals applied for. The classes that can be applied for include (amongst others):

•	metallic minerals;
•	energy minerals;
•	gemstones other than kimberlitic diamonds; and
•	kimberlitic diamonds.

An application for a prospecting license is made to the Commissioner for Minerals and the license is valid for a period of four years. Thereafter, the license is renewable for three further periods – the first period being for three years and the second and third periods being for two years each. Upon each renewal, 50 percent of the area covered by the license must be relinquished. A company applying for a prospecting license must, among other things, state the financial and technical resources available to it.

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

The Finance Act 2012 which was passed on October 11, 2012 introduced some important changes to the fiscal regime with effect from July 1, 2012 that impact upon AngloGold Ashanti, in particular:

•

Introduction of a 30 percent capital gains tax on the sale of shares by an off-shore parent company. Changes were also made to the procedure for payment of capital gains tax by the seller of shares. Tax at the rate of 30 percent is payable by way of an initial installment of 20 percent on the transfer, based on the notional gain that the seller would make where after a further installment of the remaining 10 percent is due.

•

Prior to 2012 budgetary changes under the VAT Act 1997, mining companies were entitled to 100 percent VAT relief. This implied that no VAT was applicable on purchases made by mining companies. Following amendments to the VAT Act through the Finance Act 2012, the provision providing VAT relief to mining companies was repealed. As a result mining companies are no longer eligible for VAT relief.

AUSTRALASIA

Australia

In Australia, with a few exceptions, all onshore minerals are owned by the Crown. The respective Minister for each state and territory is responsible for administering the relevant mining legislation enacted by the states and territories.

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

AngloGold Ashanti’s operating properties are located in the state of Western Australia where tenure is issued under, and mining operations are governed by, the Mining Act 1978 (WA). The most common forms of tenure are exploration and prospecting licenses, mining leases, miscellaneous licenses and general purpose leases. In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit in the area covered by the exploration license and complies with the conditions of the grant, the holder of the exploration license has a priority right against all others to be granted a mining lease which gives the holder exclusive mining rights with respect to minerals on the property. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plants in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

Mining tenures will be granted with conditions relating to protection of the environment. Exploration and mining operations may also require separate approval from the state, territory or federal environment minister, which may require completion of an environmental impact assessment pursuant to applicable protection legislation prior to commencement. Further, an operating license under the relevant environmental protection legislation in the state or territory may also be required for certain mine processing or mining-related operations.

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

AMERICAS

Argentina

Land ownership & mining rights

The Argentinean Mining Code governs mining activity in the country. Special regimes exist for hydrocarbons and nuclear minerals. In the case of most minerals, the Argentinean Mining Code establishes that the owner of the land is not the owner of the mineral rights; these are held by the national or provincial governments (depending on the location of the minerals). The national or provincial government, as applicable, is required by the Argentinean Mining Code to grant whomever discovers a new mine title to the mining concession.

The Argentinean Mining Code regulates exploration permits and mining concessions. Exploration permits grant their holders exclusivity rights to any mineral discoveries, including those made by a third party within the exploration area covered by the permit. Exploration permits are limited in time and as to the extent of the exploration area, are subject to the payment of a single-time fee, and also require a minimum exploration work program and schedule to keep the permit in force.

The Argentinean Mining Code also regulates mining concessions, or exploitation rights. Priority for receiving a mining concession is given to the registered discoverer of the mine, which holds the exploration permit. Once the application for a mine has been submitted, the applicant may commence works and must submit a legal survey of the units requested for the new mine. The application and the legal survey may be opposed by third parties following specific proceedings set forth in the Argentinean Mining Code. Approval and registration of the legal survey by the Provincial mining authority constitutes formal title to the mining concession.

Any mining company wishing to commence or modify any mining-related activity, as defined by the Argentinean Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, is required to prepare and submit to the competent Provincial environmental authority an Environmental Impact Assessment (EIA) prior to commencing the work. Each EIA is required to describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. If accepted by the competent authority, the EIA is used as the basis to create a Declaration of Environmental Impact (DEI) to which the mining company is required to adhere during the mining-related activity at issue. The DEI is required to be updated at least on a biannual basis. Sanctions and penalties for non-compliance with the DEI are outlined in the Environmental Protection section of the Argentinean Mining Code, and may include warnings, fines, suspension of quality certifications, restoration of the environment, temporary or permanent closure of activities, and withdrawal of authorization to conduct mining-related activities.

Holders of mining concessions must comply with three main conditions: payment of an annual fee, investment of a minimum amount of capital, and the carrying out of a reasonable level of exploitation. Failure to do so could lead to forfeiture of the mining concession, which would then revert back to the Province.

In the case of Cerro Vanguardia, AngloGold Ashanti’s operation in Argentina, the mining concession holder is AngloGold Ashanti’s partner, Fomento Minero de Santa Cruz S.A. (Fomicruz). On December 27, 1996, Fomicruz entered into a usufruct agreement whereby Cerro Vanguardia S.A. was granted an irrevocable right to exploit the Cerro Vanguardia deposit for a 40-year period, which expires on December 27, 2036. Cerro Vanguardia S.A. is an Argentinean company controlled by AngloGold Ashanti, with Fomicruz as minority shareholder.

In addition to the Argentinean Mining Code, between 1993 and 1995, Argentina implemented several federal laws to offer foreign companies attractive incentives for exploration and mining in Argentina, the Mining Investment Law (Law No. 24, 196, as amended, and related legal provisions) being the most important one. Such incentives include, among others, import duty exemptions, accelerated depreciation of fixed assets, a 3 percent cap on Provincial royalties, value added tax refunds for exploration-related expenses incurred by companies registered under the Mining Investment Law, and, subject to the filing of a feasibility study for the relevant mining project, a 30-year stability as to tax, customs and foreign exchange duties. Cerro Vanguardia S.A. obtained its tax, customs and foreign exchange stability certificate in 1996.

Recent and potential regulatory changes

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, banning new mining exploration and exploitation activities on glaciers and “peri-glacial” areas. The law also subjects the ongoing mining activities to an environmental audit. If such audit results in material impacts on glaciers and “peri-glacial” areas, the relevant authority is empowered to take action, including suspension or relocation of the activity. The law establishes a broad definition of “peri-glacial” areas that, together with glacial areas, must yet be surveyed by an existing national Government Agency specifically appointed to this end. The constitutionality of the law has been challenged by the Province of San Juan (which hosts large mining projects), resulting in the granting of injunctions that have suspended the application of the law in that Province. The National Supreme Court of Justice of Argentina presides over the case, which is in its early stages.

On October 26, 2011, Decree 1722/2011 (Repatriation Decree) was issued, which imposes on oil, gas and mining companies operating in Argentina the obligation to repatriate all the proceeds of their exports from Argentina and to exchange such proceeds for Argentinean legal currency in the domestic banking system. All exporters, other than oil, gas and mining companies, have been operating under such regime since late 2001. Mining companies, on the other hand, were entitled to two exceptions: (i) a decree of 2003 applicable to mining companies with tax, customs and foreign exchange stability certificates obtained prior to the date on which such a decree was enacted (which is the case of Cerro Vanguardia S.A.); and (ii) a decree of 2004 applicable to mining companies with tax, customs and foreign exchange stability certificates obtained after the date on which such decree was enacted. Both exceptions have not been formally superseded by the Repatriation Decree, but appear to conflict with it, and such conflict may result, in some cases, in a violation of mining companies’ rights under the Mining Investment Law.

On December 27, 2011, the Argentinean National Congress passed Law 26,737 which implemented a set of rules restricting the ownership of rural land by foreigners (including foreign individuals or any kind of legal entity controlled by foreign individuals or legal entities). The main restrictions are as follows: (i) foreigners cannot own in the aggregate more than 15 percent of the entire rural land of Argentina, the same cap being applicable to each province and municipality; (ii) foreigners will not be allowed to purchase more than 1,000 hectares in the so-called “zona nùcleo”, which comprises the main agricultural areas of central Argentina or an “equivalent” surface depending on the location of the land and its productive potential; and (iii) foreigners will not be allowed to buy land that contains, or is adjacent to, relevant and permanent water bodies (such as rivers and lakes). Although exploration permits and mining concessions are not the subject matter of the restrictions placed by this law, certain rights granted to foreign mining companies under the Argentinean Mining Code may be restricted by this new law. For example, the right that holders of mining concessions currently have to force the surface owner to sell the land to the holder of the mining concession might be restricted if the concession holder is a foreign individual or a legal entity controlled by foreigners.

Ten provinces in whose territories the main mining projects of Argentina are located, signed a document with the Federal Government entitled Federal Mining Agreement, (FMA). The purpose of the FMA is, among other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, among them Santa Cruz Province (through Fomicruz), in the Cerro Vanguardia project. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies in order to finance education, health and other programs. Increase in royalty rates is not specifically contemplated in the FMA. The Provinces that signed the FMA had previously formed a special association of provinces, supported by the National Government.

In Argentina, the current regulatory regime of royalty payments is expected to change and several different options and payment thresholds have been discussed. The Santa Cruz Province has changed the mining royalty from 1 percent to 3 percent.

Brazil

Land ownership and mining rights

General legal aspects

The Brazilian Constitution of 1934 states that, for purposes of exploration and exploitation, deposits and other mineral resources constitute property separate from the soil and belong to the Federal Union. Exploration and exploitation of such mineral resources may take place only with the Federal Union’s concession and in such a way as to protect the national interest. Federal law sets out penal and administrative sanctions for conduct and activities deemed harmful to the environment.

In Brazil, the National Department of Mineral Production (DNPM) is the state body within the Mines and Energy Ministry (the “MME”) that is responsible for: (i) the registration of mining titles, (ii) the grant of authorizations and concessions, (iii) the supervision of mining activities and mining titleholders, and (iv) the issuance of supplementary rules in relation to mining activity.

Under the current Mining Code, there are two kinds of mines: (i) claimstake mines (“Minas Manifestadas”), for which rights were acquired before 1934 and exist independently of any mining license or authorization from the Federal Government and for which the mineral resources constitute property of the landowner and (ii) granted mines, which are those that rely on grants from the Federal Government for mineral exploration or exploitation (pursuant to the Constitution). AngloGold Ashanti’s operations in Brazil consist of both claimstake mines and granted mines.

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

During the exploration period, the mining titleholder has to pay an Annual Rate per Hectare (“TAH” – Taxa Anual por Hectare), subject to a maximum value set by law. In the exploitation period, regardless of the legal regime governing the project (whether claimstake or granted mines), the mining titleholder has to pay the Financial Compensation for Exploiting Mineral Resources (“CFEM” – Compensação Financeira pela Exploração Mineral). The CFEM is currently calculated based on revenues, minus some deductions authorized by mining law.

At the end of 2011 and the beginning of 2012 the states of Minas Gerais, Pará, Amapá and Mato Grosso do Sul each created a new tax (duty) on research, extraction and exploration activities as well as on the use of mineral resources carried out in those states. This tax could range from BRL3.00 to BRL6.50 per ton. In the state of Minas Gerais, however, gold ore was exempted from the collection of this new duty.

Potential regulatory changes

The Federal Government is contemplating changes to the mining legislation. Its goals would be to (i) strengthen the role of the Federal Government in regulating the mining industry, (ii) attract more and better investments to the mineral sector, (iii) encourage maximal use of mineral reserves and (iv) encourage members of the industry to add value to mineral products.

The government’s proposals have institutional, legal and financial facets. Institutionally, the proposals would create a National Council of Mineral Policy to advise the Presidency of Brazil and the MME on, and develop guidelines and directives for, the mining sector. They would also transform the DNPM into a regulatory agency with negotiation and inspection powers.

Legally, the proposals would change the rules governing access to mining titles. While exploration authorizations would be effective for a longer period of five (5) years, they would be renewable for only one extra year, at the discretion of authorities.

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

The MME has suspended the granting of new mining concessions until it promulgates changes to the mining legislation.

Colombia

Land ownership and mining rights

In Colombia, all mineral substances are the property of the state of Colombia. The underlying principle of Colombian mining legislation is first-in-time, first-in-right.

Mining activities are regulated by the Mining Code, Act 685, 2001. Amendments to the Mining Code enacted in 2010 pursuant to Act 1382 were found unconstitutional. The Constitutional Court stayed its ruling for two years to give the government the opportunity to present a new law. The government was expected to make new changes to the Mining Code public in the second half of 2012, but has not yet presented any project of law yet to Congress.

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

AngloGold Ashanti’s core mining concession contracts at the La Colosa project provide that Agencia Nacional Minera (ANM), the new Colombian regulatory agency for mining activities, has the discretion to declare the underlying concession void if AngloGold Ashanti Colombia S.A. (AGAC) breaches applicable environmental laws or regulations. If ANM were to exercise such discretion against AGAC, AGAC would be required to abandon the La Colosa project and all of its other existing mining concession contracts. Pending proposals for new mining concession contracts would also be cancelled and AGAC would be banned from doing business with the Colombian government for a period of five years. As a result, AGAC would be unable to conduct any mining exploration or development activities during such period. However, this would not affect other AngloGold Ashanti subsidiaries operating in Colombia, which hold singularly or in concert with joint venture partners the majority of the company’s concession contracts in Colombia.

There are some areas where mining activity is prohibited. These areas are:

•	National parks;
•	Regional parks;
•	Protected forest reserves;
•	Paramus (included in Act 1382, introduced in 2010); and
•	Wetlands, pursuant to the Ramsar Convention.

Some forest reserves are not “protected”, but are set aside for active forestry purposes. Such forest reserves must be “extracted” after initial prospection, meaning that the concessionaire must obtain a specific permit to partially and temporarily change the use of the soil before pursuing exploration activities.

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

Potential regulatory changes

In 2013, the government is expected to modify the process for obtaining a mining concession. Instead of using a first-in-time, first-in-right approach in all cases, the government plans on subjecting some areas to a bidding process open to any qualified entity.

United States of America

Land ownership & mining rights

Mineral and surface rights in the United States are owned by private parties, state governments or the federal government. Although not the case at Cripple Creek & Victor Gold Mining Company’s (CC&V) Cresson Project, the majority of land utilized for precious metals exploration, development and mining in the western United States is owned by the federal government. The right to mine on such land is governed by the General Mining Law of 1872, as amended (General Mining Law). The General Mining Law allows mining claims on certain federal lands upon the discovery of a valuable mineral deposit and proper compliance with claim location and maintenance requirements. Until 1993, unpatented mining claim holders could apply for patents to their claims from the federal government, and, if granted, those patented mining claims became private lands owned by the mining claimant, limited only by reservations and restrictions contained in the patent from the federal government, and subject to the same permitting, environmental and reclamation laws and regulations as other private lands.

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

Permitting and reclamation

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

CC&V’s Cresson Project is currently operating under a permit generally referred to as mine life extension one (MLE1) issued by the MLRB and Teller County. Among other things, MLE1 permits CC&V to continue active mining at the Cresson Project through 2016 and imposes reclamation and other requirements on CC&V, including requiring (i) the stabilization and re-vegetation of disturbed lands, (ii) the control of storm water and drainage from overburden storage areas, (iii) the removal of roads and structures, (iv) the treatment and the elimination of process solutions, (v) the treatment of mine water prior to discharge into the environment and (vi) visual mitigation. In September 2012, CC&V’s permit application for mine life extension two (MLE2) was approved by both the MRLB and Teller County.

Potential regulatory changes

Over the years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Among the significant features contained in previously proposed legislation were a production royalty obligation, new and more stringent environmental standards and conditions, additional reclamation requirements, extensive new procedural steps which would likely result in delays in permitting, and granting counties the ability to petition the Secretary of the Interior to make certain areas unavailable for the location of unpatented mining claims. The ultimate content of future proposed legislation, if enacted, is uncertain. If any of the above-referenced provisions were imposed, CC&V’s operations could be adversely affected. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future.

MINE SITE REHABILITATION AND CLOSURE

Closure, an integral part of operations

All mining operations eventually cease. An integral aspect of operating our mines is on-going planning for closure, together with an estimate of associated liability costs and the placement of adequate financial provisions and assurances to cover these costs.

AngloGold Ashanti completed a group closure and rehabilitation management standard in 2009 and all of our operations were required to comply with the standard by December 2011. The Continental Africa operations were granted an extension to December 2012.

Closure planning is an activity that starts at the exploration and mine design stage and continues throughout the life of mine:

•	The evaluation of new projects includes a conceptual closure plan, which takes into account future closure and associated costs.
•	Our standard requires that an interim closure plan be prepared within three years of commissioning an operation, or earlier if required by legislation.
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

A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operational. This practice serves to decrease the current liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilize mineral reserves, which the company might wish to exploit should conditions, such as the gold price, change.

Our closure standard stipulates that closure planning must be undertaken in consultation with the community. In the course of these consultations, different issues are raised which require site-specific solutions. Livelihood preservation and infrastructure are often key requirements. Local people, who were previously employed at the mine, may receive education and training so as to seek viable employment alternatives. Communities also require information on the Company’s rehabilitation of the landscape and on any lasting environmental impacts.

In addition, long-term remediation obligations including decommissioning and restoration liabilities relating to past operations are based on our environmental management plans and comply with current environmental and regulatory requirements.

Provisions for remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. These costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted, and previous experience in the remediation of contaminated sites.

Decommissioning costs and restoration costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Discounted closure liabilities (excluding joint ventures) increased from $653 million in 2011 to $758 million in 2012. This change is largely attributable to a change in mine plans resulting in accelerated cash flows, change in economic assumptions and discount rates.

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

Regulatory Compliance

Capital and operating costs to comply with EHS laws and regulations have been, and are expected to continue to be, significant to AngloGold Ashanti. In addition, AngloGold Ashanti could incur fines, penalties and other sanctions, environmental clean-up costs, and third-party claims for personal injury or property or natural resources damages; suffer reputational damages; and be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations or liabilities under EHS laws and regulations. Failure to comply with applicable EHS laws and regulations may also result in the suspension or revocation of permits. AngloGold Ashanti’s ability to obtain and maintain permits and to successfully operate in particular communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities.

Water Management

AngloGold Ashanti’s mining and processing operations are heavily dependent upon access to substantial volumes of water required for such operations. Typically, water-use permits or water rights in each country impose limits on the quantity of water that can be extracted from certain sources and require, among other things, that wastewater from mining operations meet certain water quality criteria upon discharge. Water quality and usage are areas of concern globally, but are particularly significant for operations in Ghana and South Africa, and for exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure to secure access to suitable water supplies, or achieve and maintain compliance with the requirements of the permits or licenses, could result in curtailment or suspension of production at the affected operation. Incidents of water pollution or shortage can, in extreme cases, lead to community protest and ultimately result in the withdrawal of community and government support for our operations.

Where feasible, we operate a “closed loop” system which recycles the water used in our operations without discharging it to the environment. In some areas, however, such as Ghana, high levels of rainfall and surface water runoff mean that a closed loop system is not feasible and that discharges, after water treatment, must take place. During 2011, we commissioned a reverse osmosis plant in the northern section of the Obuasi mine which functions in conjunction with complementary water treatment technologies to ensure that water released is compliant with Ghana’s water quality standards. At the southern section of the mine, a 250m3/hour water treatment plant was commissioned in early 2012 and another 500 m3/hour plant is under construction. At the Iduapriem mine, a water treatment plant was commissioned in 2010 to ensure that the operation can release excess water while meeting effluent discharge standards.

Waste Management

Mining and mineral processing operations generate waste rock and tailings.

During open-pit mining, large volumes of soil and/or rock (overburden) are generated to expose the ore body. Similarly, waste rock is generated during drilling and developing access to underground ore bodies. Overburden and waste rock typically contain sub-economic levels of gold and are deposited as large waste rock dumps. Mine tailings are the process waste generated once grinding and extraction of gold from the ore is completed in the milling process and are deposited as slurry in large storage facilities specifically designed for this purpose.

The impact of a breach, leak or other failure of a tailings storage facility can be significant, and the company therefore monitors such facilities closely in accordance with national regulatory requirements and commitments made to local communities. The occasional well-publicized failure of a tailings facility and the potential impact of such failure also mean that these facilities are generally tightly regulated. An incident at our operations could result, among other things, in enforcement, obligations to remediate environmental contamination, and claims for property or natural resources damages and personal injury and negative press coverage. Even an incident at another company’s operations has potential to result in governments tightening regulatory requirements and restricting other mine operators in response.

Groundwater Impacts and Environmental Remediation

AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the impact and to find sustainable remediation solutions. Based on those studies as well as discussion with regulators, the company has taken steps, including monitored natural attenuation and phyto-technologies, to address soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation. Should these costs be significant, this could have a material adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.

As AngloGold Ashanti or its predecessors has a long history of mining operations in certain regions, issues may arise regarding historical as well as potential future environmental impacts to those areas. For example, certain parties, including NGOs, community groups and institutional investors, have raised concerns about surface and groundwater quality, among other issues, in the area surrounding the company’s Obuasi and Iduapriem mines in Ghana, including potential impacts to local rivers and wells used for water from heavy metals, arsenic and cyanide as well as sediment and mine rock waste. Following temporary shutdowns at both mines in 2010, the company has made improvements in effluent quality management and constructed a new tailings impoundment at Iduapriem as well as three additional water treatment plants at Obuasi to reduce the risk of incidents that have the potential to degrade local water sources. AngloGold Ashanti is continuing to investigate allegations of impacts by the company’s operations on water quality in mining areas and to consider, as appropriate, potential additional responsive actions, such as remediation, engineering and operational changes at the mine sites and community outreach programs.

In addition, AngloGold Ashanti has identified a flooding and future pollution risk to deep groundwater in the Klerksdorp and Far West Rand goldfields in South Africa. AngloGold Ashanti’s Vaal River operations are part of the Klerksdorp goldfields and its West Wits operations are part of the Far West Rand goldfields. Various studies have been undertaken by AngloGold Ashanti since 1999 to better understand groundwater conditions in mined-out workings, including potential groundwater infiltration and acidification concerns. Due to the interconnected nature of underground mining operations in South Africa, any proposed solution needs to be a combined one supported by all the companies owning mines located in these goldfields. As a result, the South African Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limited information currently available, no reliable estimate can be made for the obligation at this time. If material, obligations for this matter could have an adverse impact on AngloGold Ashanti’s financial condition.

Climate Change and Greenhouse Gas Regulation

Greenhouse gases, or “GHGs”, are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases power. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord and the Durban Platform, are in various phases of discussion or implementation in the countries in which the company operates.

The outcome of the climate change negotiations may, in due time, have the effect of requiring AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes including through costs passed on by electricity utilities which supply the company. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. The most likely source of these company-level obligations is unlikely to be by operation of international law but more likely to come through domestic implementation of state obligations pursuant to evolving climate change legal regimes.

For example, the Australian government implemented a carbon trading scheme commencing in July 2012. Under the applicable requirements, approximately 500 of Australia’s biggest emitters, including AngloGold Ashanti, started to pay A$23 per tonne of carbon dioxide generated or equivalent from July 2012. The charge will increase by approximately 5 percent each year until 2015, when it will be set by the market under a trading scheme, similar to the existing Emissions Trading Scheme in the European Union.

Also, in 2011, the South African government released a climate change response white paper. In February 2013, the South African Minister of Finance announced his intention to introduce a carbon tax in 2015. AngloGold Ashanti already pays a levy of ZAR0.035 per kilowatt hour of electricity that it purchases and is generated from fossil fuels.

The 2013 Budget Review provides an indication of the expected levels of the carbon tax rate as being ZAR 120 (approximately US$13) per tonne of CO2e emitted above certain thresholds. Under the proposal, the tax rate would increase by 10 percent a year, reaching ZAR 193 (approximately US$21) per tonne by 2020. The end of the decade also marks the end of the first phase of the carbon tax. Depending on the nature of the emitter, a basic tax-free threshold of up to 60 percent of the tax liability will apply.

It is probable that the tax will be levied on sectors that comprise elements of the AngloGold Ashanti supply chain. Consequently, it is likely that the costs associated with those elements of the supply chain will increase for the medium- and long-term.

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

Occupational and Community Safety and Health and Tropical Diseases

AngloGold Ashanti’s operations are subject to a variety of laws and regulations designed to protect and improve the safety and health of employees. In some of the jurisdictions in which we operate, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, in particular, so-called Section 54 safety stoppages have become a significant issue for mining companies. In 2012, stoppages occurred as follows:

• Moab Khotsong	9
• Savuka	3
• Great Noligwa	9
• Mponeng	6
• TauTona	2

This had a material impact on production at these mines. Each directive resulted in suspending operations either fully or partially in order to comply with the inspector’s recommendations on safety. A working group comprising the inspectorate, the mining industry and organized labor has been formed to address the trend of increasing safety stoppages. AngloGold Ashanti is also enhancing safety programs, in line with the overall ONE initiative and industry Best Practice, which could result in significant additional costs for the company.

In addition, AngloGold Ashanti is subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss (“NIHL”) and occupational lung diseases (“OLD”), which include pulmonary tuberculosis (“TB”) from various causes and silicosis in individuals exposed to silica dust. This issue has been particularly prevalent in South Africa and has also arisen at the company’s Continental Africa and Brazilian operations, albeit to a lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and clinics, and continues to improve preventative occupational hygiene initiatives, such as implementing various dust control measures and supplying its employees with respiratory protective equipment. If the costs associated with providing such occupational health services, implementing such dust control measures or supplying such equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

The South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (“ODMWA”) that provides for compensation to miners who have OLD, and the Compensation for Occupational Injuries and Diseases Act (“COIDA”), that provides for compensation in respect of job related injuries and compensation of non-miners who have OLD. It appears less likely that the proposed combination of the two acts will occur in the short to medium term, but some alignment of benefits may be considered in the future. COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD as well as the payment of medical expenses over the claimant’s lifetime. If the proposed combination of COIDA and ODMWA were to occur, this could further increase the amount of statutory compensation that miners employed by AngloGold Ashanti could claim, which consequently could have an adverse effect on AngloGold Ashanti’s financial condition.

On November 23, 2010, the Chamber of Mines of South Africa applied to the North Gauteng High Court for a declaratory order as to whether or not the Compensation Commissioner may include in the levy to be paid by any specific mine under ODMWA any amount that is intended to be used for funding benefits payable to: (1) ex-mine workers who had never worked at that mine; or (2) ex-mine workers who used to work at the mine, but no longer work at the mine. On April 29, 2011, the Honorable Judge Zondo dismissed the Chamber’s application with costs. The judge concluded that the Compensation Commissioner has authority under ODMWA to address an historical or actuarial deficit in the Compensation Fund by increasing the levy payable by current mines and works to cover the shortfall in respect of all ex-mine workers. The Chamber lodged an appeal to the Supreme Court of Appeal. The appeal was dismissed with costs. The effect of the judgment is that ODMWA levies may be increased in respect of the category of former employees referred to above.

AngloGold Ashanti is subject to numerous claims, including class actions or similar group claims related to silicosis and other OLD, and could be subject to similar claims in the future. AngloGold Ashanti has received notice of two applications for class certification relating to silicosis in which the company is a respondent. It has also received notice of individual claims. Please refer to “Item 8: Financial Information – Legal Proceedings – South Africa – Silicosis litigation.”

In addition to OLD, AIDS and associated diseases remain major health care challenges faced by AngloGold Ashanti’s South African operations. Workforce prevalence studies indicate that HIV prevalence rates among AngloGold Ashanti’s South African workforce may be as high as 30 percent. AngloGold Ashanti continues to develop and implement programs to help those infected with HIV and prevent new infections from spreading. Since 2001, the company has offered a voluntary counseling and HIV testing program for employees in South Africa and, since 2003, has offered anti-retroviral therapy to HIV positive employees who met the current medical criteria and who desire this treatment.

Malaria and other tropical diseases also pose significant health risks at all of the company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programs. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Other conditions such as heart disease, chronic diseases and obesity are of increasing incidence and concern.

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

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2012

Operations

1.	Argentina	5.	Guinea	8.	South Africa	9.	Tanzania
	Cerro Vanguardia (92.5%)		Siguiri (85%)		Vaal River		Geita
2.	Australia	6.	Mali		Great Noligwa	10.	United States
	Sunrise Dam		Morila (40%)		Kopanang		Cripple Creek & Victor (CC&V)
3.	Brazil		Sadiola (41%)		Moab Khotsong
	Serra Grande(1)		Yatela (40%)		Surface operations
	AGA Mineração	7.	Namibia		Mine Waste Solutions
4.	Ghana		Navachab		West Wits
	Iduapriem				Mponeng
	Obuasi				Savuka
TauTona
(1) Effective July 1, 2012, AngloGold Ashanti increased its shareholding in Serra Grande from 50 percent to 100 percent.
Major Projects
11.	Colombia	12.	DRC	13.	Australia
	Gramalote (51%)		Kibali (45%)		Tropicana (70%)
	La Colosa		Mongbwalu (86.2%)

Percentages indicate the ownership interest of AngloGold Ashanti, whether held directly or indirectly. All operations and projects are 100%-owned unless otherwise indicated.

OPERATING PERFORMANCE

Group description

Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 21 operations in 10 countries. Major development projects are Tropicana in Australia, Kibali in the Democratic Republic of the Congo (DRC) and La Colosa in Colombia. Our extensive brownfield, greenfield and marine exploration programs extend to 14 countries, in both established and new gold-producing regions through managed and non- managed joint ventures, strategic alliances and wholly owned ground holdings. We have an equity interest in Rand Refinery, a gold refining and smelting complex in South Africa, and own and operate the Queiroz refinery in Brazil.

The group is managed according to four geographic regions, namely:

•

South Africa, which comprises two mining areas and associated infrastructure – namely West Wits and Vaal River, which together comprise six deep-level mining operations and surface operations. In July 2012, AngloGold Ashanti concluded the acquisition of First Uranium (Pty) Limited, the owner of Mine Waste Solutions (MWS), which operates in the same area of South Africa.

•	Continental Africa, which comprises the operations in Ghana, Guinea, Mali, Namibia and Tanzania, as well as projects in the DRC.
•

Americas, comprising operations in Argentina, Brazil and the United States, as well as projects in Colombia. AngloGold Ashanti concluded the acquisition of the remaining 50 percent interest in Serra Grande in Brazil during the year.

•	Australasia, which currently focuses on a mine and project in Australia.

The group also has a pipeline of greenfield, brownfield and marine exploration programs.

AngloGold Ashanti’s operations and joint ventures employed, on average, 65,822 people (including contractors) in 2012 (2011: 61,242).

Performance

In 2012, AngloGold Ashanti produced 3.94 million ounces of gold (2011: 4.33 million ounces) as well as 1.21 million pounds of uranium, 2.36 million ounces of silver and 186.37 tonnes of sulfuric acid as by-products.

AngloGold Ashanti invested significantly in capital expenditure as the group is building and developing new projects in Continental Africa (Kibali and Mongwbalu in the DRC), Australia (Tropicana), Americas (Cripple Creek & Victor expansion in the US and other projects in Brazil) and South Africa (most notably Mponeng). Capital expenditure, including equity accounted joint ventures, in 2012 amounted to $2,154 million (2011: $1,527 million).

Safety

Regrettably, there were 18 fatalities across the group’s operations in 2012. The all injury frequency rate improved to 7.72 per million hours worked compared to 9.76 in 2011 and 11.50 in 2010.

OPERATIONS AT A GLANCE for the years ended December 31

	Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)			Total cash costs ($ per ounce)			Attributable capital expenditure ($m)
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
SOUTH AFRICA
Vaal River
Great Noligwa	0.5	0.5	0.7	5.72	5.58	5.99	84	94	132	1,226	1,191	894	27	29	24
Kopanang	0.9	1.5	1.6	5.40	6.47	6.13	164	307	305	1,018	684	613	93	92	61
Moab Khotsong	0.6	0.9	1.0	8.16	9.39	9.03	162	266	292	1,043	688	586	159	147	120
Tau Lekoa(1)	-	-	0.6	-	-	3.32	-	-	63	-	-	905	-	-	10
Surface operations	10.8	10.7	10.2	0.42	0.48	0.54	144	164	179	833	665	486	8	5	3
Mine Waste Solutions(2)	7.2	-	-	0.12	-	-	28	-	-	1,036	-	-	7	-	-
West Wits
Mponeng	1.3	1.6	1.7	9.40	9.71	9.48	405	500	532	640	547	452	194	172	122
Savuka	0.2	0.2	0.1	6.09	6.69	5.30	37	49	22	1,027	857	1,136	20	8	9
TauTona(3)	0.8	1.0	1.1	7.63	7.55	7.01	189	244	259	921	816	699	73	79	75
CONTINENTAL AFRICA
Ghana
Iduapriem	4.6	4.3	3.4	1.22	1.44	1.70	180	199	185	922	839	778	95	73	17
Obuasi(3)	2.1	2.0	2.6	4.79	4.82	5.16	280	313	317	1,189	859	760	185	132	109
Guinea
Siguiri (85 percent)	10.1	9.7	8.8	0.76	0.79	0.97	247	249	273	935	871	656	28	15	10
Mali
Morila (40 percent)(5)	1.8	1.8	1.7	1.41	1.70	1.70	81	99	95	765	818	716	1	1	1
Sadiola (41 percent)(5)	1.9	2.0	1.8	1.64	1.90	2.04	100	121	118	1,220	835	686	37	14	8
Yatela (40 percent)(4)(5)	1.1	1.1	1.2	1.06	1.04	1.23	29	29	60	1,793	1,483	817	2	1	2
Namibia
Navachab	1.4	1.4	1.5	1.59	1.46	1.80	74	66	86	1,014	939	721	15	48	14
Tanzania
Geita	4.8	3.9	4.7	3.47	3.98	2.36	531	494	357	652	488	697	81	58	38
AUSTRALASIA
Australia
Sunrise Dam	3.4	3.6	3.6	2.39	2.16	3.22	258	246	396	1,178	1,362	692	35	27	29
AMERICAS
Argentina
Cerro Vanguardia (92.5 percent)	1.7	1.0	1.0	6.48	6.23	6.11	219	196	194	644	403	366	70	73	38
Brazil
AGA Mineração(3)	2.2	1.7	1.6	6.07	7.43	7.21	388	361	338	711	571	444	162	259	142
Serra Grande (6)	0.9	0.6	0.6	3.36	3.59	4.05	98	67	77	827	851	481	33	22	26
United States of America
Cripple Creek & Victor(4)	20.9	20.3	20.6	0.40	0.39	0.43	247	267	233	640	569	500	100	67	73
(1)	Sold effective August 1, 2010.
(2)	Effective July 20, 2012, AngloGold Ashanti acquired 100 percent of First Uranium (Pty) Limited which, owns MWS.
(3)	The yields of TauTona, Obuasi and AGA Mineração represent underground operations.
(4)	The yields of Yatela and Cripple Creek & Victor reflect recoverable gold placed/tonnes placed from heap leach operations.
(5)	Equity-accounted investments.
(6)	Effective July 1, 2012 AngloGold Ashanti increased its holding from 50 percent to 100 percent.

Rounding of figures may result in computational discrepancies.

SOUTH AFRICA

AngloGold Ashanti’s South African operations comprise six deep-level mines and surface operations including MWS. They are:

•	The Vaal River operations – Great Noligwa, Kopanang, Moab Khotsong and the surface operations; and
•	The West Wits operations – Mponeng, Savuka and TauTona.

	Gold production (000oz)	Average number of employees
Operations
1. South Africa
Vaal River
Great Noligwa	84	3,063
Kopanang	164	6,014
Moab Khotsong	162	6,645
Surface operations	144	1,147
Mine Waste Solutions(1)	28	727
West Wits
Mponeng	405	6,262
Savuka	37	1,157
TauTona	189	4,472

(1)

On July 20, 2012, AngloGold Ashanti acquired First Uranium (Pty) Limited, which owns MWS. MWS is a recently commissioned retreatment operation in South Africa’s Vaal River area in the immediate vicinity of AngloGold Ashanti’s other tailings facilities.

South Africa Key Statistics

	Unit	2012	2011	2010
Operation
Tonnes treated/milled	Mt	22.3	16.4	17.0
Pay limit	oz/t	0.40	0.54	0.53
	g/t	12.41	11.98	12.02
Recovered grade	oz/t	0.219	0.232	0.212
	g/t	7.50	7.95	7.28
Gold production	000oz	1,213	1,624	1,784
Total cash costs(1)	$/oz	873	695	598
Total production costs(1)	$/oz	1,101	920	819
Capital expenditure	$m	619	549	430
Safety
Number of fatalities		11	9	10
AIFR	Per million hours worked	13.24	15.57	16.69
People
Average no of employees: Total		34,186	32,082	35,660
Permanent employees		29,740	28,176	31,723
Contractors		4,446	3,906	3,937

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results – Total cash costs and total production costs”.

Performance in the South Africa Region in 2012

Safety and health

Regrettably, in the South Africa region, there were 11 fatalities in 2012 (2011: 9). The number of fatalities remains of serious concern to the company. TauTona achieved 4 million fall-of-ground fatality free shifts in November and Kopanang achieved 1 million fatality free shifts in December, both notable achievements. For the region as a whole, an all injury frequency rate of 13.24 per million hours worked was reported as compared to 15.57 in 2011.

Production

The South Africa Region milled 22.3 million tonnes of ore in 2012, up by 36 percent on the previous year, primarily due to the acquisition of MWS effective July 20, 2012. The Vaal River operations accounted for 582,000 ounces (48 percent) of the South Africa Region’s production and the West Wits operations for 631,000 ounces (52 percent). Combined, this was equivalent to 31 percent of group production. In addition, the Vaal River operations produced 1.21 million pounds of uranium as a by-product.

Total cash costs for the South Africa region were $873 per ounce, compared with $695 per ounce in 2012. Mponeng, with a cash cost of $640 per ounce, was the lowest cost producer in the region with Great Noligwa, which is approaching the end of its operating life, being the highest at $1,226 per ounce. Unit cost increases were largely influenced by reduced production, and higher wages and input prices (energy and fuel). The primary cost components in 2012 were: labor $363 per ounce; consumables $253 per ounce; services $68 per ounce; and other inputs $189 per ounce.

The operating environment in South Africa remained challenging, with safety-related stoppages continuing to be disruptive, especially in the first half of the year. An industry-wide strike which started in the third quarter and continued into the fourth quarter, halted all mines and plants in South Africa for about six weeks. The total loss of production as a result of the strike and the slow ramp-up to full production, necessitated by geotechnical concerns resulting from the stoppage, was about 235,000 ounces. Seismic activity at the West Wits operations was also problematic and geological limitations, coupled with lower mining grades at the Vaal River operations and above-inflation cost pressure, presented an ongoing challenge.

Capital expenditure

Capital expenditure in the South Africa Region totalled $619 million, an increase of 12.7 percent on the $549 million spent in 2011. The bulk of this was spent at Mponeng ($194 million), Moab Khotsong ($159 million), Kopanang ($93 million) and TauTona ($73 million).

People

The South Africa operations employed an average of 34,186 people during the year (2011: 32,082), of whom 4,446 (13 percent) were contractors and 29,740 (87 percent) permanent employees. This was equivalent to 52 percent of the group’s total workforce. Productivity per employee for the year was 4.19 ounces/total employees costed (2011: 5.85 ounces/total employees costed) – the lowest in the group – a function of work stoppages, decreasing grades and the increasing labor intensity of deep level underground mining operations in South Africa.

Environment

The reduction in reportable environmental incidents in 2010 and 2011 was maintained in 2012, with most of these incidents in 2012 taking place at the newly acquired MWS operations. Since taking ownership of MWS in July 2012, considerable resources have been dedicated to ensuring this asset meets AngloGold Ashanti’s environmental operating standards. The potential for inter-mine flooding and water legacy issues continued to be environmental challenges.

Ore reserve

At December 31, 2012, South Africa had a total attributable Ore Reserve of 31.57 million ounces (2011: 32.43 million ounces), equivalent to 43 percent of the group’s Ore Reserve.

Growth

Notable progress was made with the Mponeng deepening below 120 level project, which will extend Mponeng’s life of mine. The first phase of this project, which accesses the VCR, is on track to begin production in April 2014. Phase 2, which will access the CLR below the 120 level, was approved by the AngloGold Ashanti board in March 2012. Infrastructure development is under way with production from the second phase scheduled to begin in 2016.

The Moab Khotsong business plan, without growth projects, is expected to produce some 3 million ounces of gold. Zaaiplaats will provide additional ounces and serve as a gateway for opportunities beyond the initial target block. Phase 1 of the Zaaiplaats project, approved in July 2010 and currently in implementation, is dedicated to establishing the infrastructure for Phase 2, which will create a drilling platform to increase geological confidence within the greater Zaaiplaats orebody while providing some initial gold production. Phase 3 is currently in prefeasibility study phase. A full study, to begin in the first quarter of 2013 and to run for about a year, includes various options of accessing the orebody through either Moab Khotsong or Kopanang, while accessing other mining blocks adjacent and contiguous to Project Zaaiplaats.

CONTINENTAL AFRICA

AngloGold Ashanti has eight mining operations in its Continental Africa region:

•	Iduapriem and Obuasi in Ghana;
•	Siguiri in Guinea;
•	Morila, Sadiola and Yatela in Mali;
•	Navachab in Namibia; and
•	Geita in Tanzania.

	Gold production (000oz)	Average number of employees
Operations
1. Ghana
Iduapriem	180	1,549
Obuasi	280	5,373
2. Guinea
Siguiri	247	3,643
3. Mali
Morila	81	319
Sadiola	100	783
Yatela	29	407
4. Namibia
Navachab	74	953
5. Tanzania
Geita	531	3,594

Continental Africa - Key Statistics

	Unit	2012	2011	2010
Operation
Tonnes treated/milled	Mt	27.8	26.3	25.7
Pay limit	oz/t	0.041	0.036	0.040
	g/t	1.273	1.235	1.371
Recovered grade	oz/t	0.055	0.055	0.052
	g/t	1.70	1.87	1.79
Gold production	000oz	1,522	1,570	1,491
Total cash costs(1)	$/oz	911	752	720
Total production costs(1)	$/oz	1,093	960	872
Capital expenditure	$m	712	418	232
Safety
Number of fatalities		5	3	5
AIFR	Per million hours worked	2.26	3.03	5.26
People
Average no of employees: Total		16,621	16,539	15,761
Permanent employees		10,014	9,783	9,684
Contractors		6,607	6,756	6,077

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results – Total cash costs and total production costs”.

Safety

Regrettably, in the Continental Africa Region, there were five fatalities in 2012 (2011: 3), at Obuasi (2) and Iduapriem (1) in Ghana, at Geita (1) in Tanzania and at Mongbwalu (1) in the DRC. The all injury frequency rate for the region improved to 2.26 per million hours worked in 2012 from 3.03 in 2011. Full investigations into the fatal accidents have been conducted and steps taken to mitigate their re-occurrence.

Production

Combined gold production from these operations decreased to 1.52 million ounces in 2012 (2011: 1.57 million ounces), equivalent to 39 percent of group production. The most significant contributors to the region’s production were Geita (35 percent), Obuasi (18 percent), Siguiri (16 percent) and Iduapriem (12 percent).

Total cash costs rose by 21 percent to $911 per ounce, (2011: $752 per ounce), largely as a result of poor performance at Obuasi, where the development contractor was replaced during the fourth quarter; and rising costs at Sadiola, where recoveries have suffered as mining moves from oxide to sulfide ore.

Capital expenditure

Total capital expenditure for the region was $712 million (2011: $418 million), an increase of 70 percent. The bulk of this was spent at Obuasi ($185 million) and Kibali ($263 million).

People

The region employed an average of 16,621 people in 2012 (2011: 16,539 people) made up of 10,014 (60 percent) permanent employees and 6,607 (40 percent) contractors. The average level of productivity for the region was 10.97 ounce per total employees costed, with productivity the highest at Morila (35.72 ounces per total employees costed) and Geita (19.20 ounces per total employees costed) mines.

Environment

One of the most significant challenges in this region in recent years has been the management of water, particularly in respect of legacy issues. The completion of a new tailings dam at Iduapriem and commissioning of two water treatment plants at Obuasi in Ghana have significantly improved water management, and enabled the mine to comply with permitting frameworks.

Ore Reserve

The total attributable Continental Africa Region Ore Reserve is 27.60 million ounces (2011: 28.02 million ounces). This amounts to 37 percent of the group’s Ore Reserve.

Growth

Work on a decline access to reach a number of active mining blocks is currently expected to start in 2013 and should start delivering production within about 12 months. In addition, investigations have begun into a new surface decline down to the 50 level to access Obuasi Deeps. Open-pit mining has already started at the Sibi pit. Again some economies of scale are expected from the use of the existing tailings storage facility (TSF), which is stable and has adequate capacity up to 2018.

The Sadiola Sulphide Project (SSP) was delayed by the coup in Mali during the year. Critical to its progress was the conclusion of a power purchase agreement in November. The SSP is designed to provide the operation with access to deeper more conformable sulfide material and will also absorb some skills and expertise from the Yatela operation, as it reaches the end of its life.

AUSTRALASIA

	Gold production (000oz)	Average number of employees
Operations
1. Australia
Sunrise Dam	258	494

AngloGold Ashanti’s Australaisian assets comprise the wholly owned Sunrise Dam and the 70 percent-owned Tropicana Gold Project which was under construction during 2012.

Australasia - Key Statistics

	Unit	2012	2011	2010
Operation
Tonnes treated/milled	Mt	3.4	3.6	3.6
Pay limit	oz/t	0.08	0.10	0.14
	g/t	2.42	3.00	4.32
Recovered grade	oz/t	0.070	0.063	0.099
	g/t	2.39	2.16	3.40
Gold production	000oz	258	246	396
Total cash costs(1)	$/oz	1,178	1,362	692
Total production costs(1)	$/oz	1,310	1,528	773
Capital expenditure (including Tropicana)	$m	355	102	40
Safety
Number of fatalities		–	–	–
AIFR (including Tropicana)	Per million hours worked	6.33	18.11	13.10
People
Average no of employees: Total		494	509	494
Permanent employees		110	101	93
Contractors		384	408	401

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results – Total cash costs and total production costs”.

Safety and health

Safety performance continued to be an area of focus with no fatalities reported. The AIFR improved to 6.33 per million hours worked (2011:18.11).

Production

Production from Australasia rose by 5 percent to 258,000 ounces in 2012 as operations at Sunrise Dam recovered from flood-related disruption (excessive rainfall, pit flooding and pit-wall failure) the previous year. Total cash costs decreased by 14 percent to $1,178 per ounce (2011: $1,362 per ounce) as volumes rose. An insurance payout of A$30 million related to the 2011 pit wall failure was offset against cash costs in 2012. Cash costs during the year were also positively impacted by improved grades from the North Wall Cutback area of the pit. The region contributed 6 percent to group production in 2012.

Capital expenditure

Total capital expenditure at Sunrise Dam was $35 million. This amount excludes expenditure at Tropicana of $315 million.

People

A total of 494 people (2011: 509 people), 110 (22 percent) permanent employees and 384 contractors (78 percent) were employed at Sunrise Dam in 2012. Productivity continued to be high, reporting 43.46 ounces per total employees costed in 2012 (2011: 38.93 ounces per total employees costed), the highest level in the group.

Skills shortages remain an area of concern in the region and are a driver of high employee turnover and costs. Efforts have been made to extend employment to local indigenous people and the community engagement team works closely with the human resources department to generate training and employment opportunities, address employee retention, mentor and support, and to provide supervision and leadership.

Environment

Energy is becoming a challenging global factor and Sunrise Dam is participating in a regional plan to integrate renewable energy sources such as gas, wind, solar thermal, biomass and solar panels, thereby reducing its reliance on non-renewable energy and lessening AngloGold Ashanti’s carbon footprint. Australia has taken a firm stance on environmental legislation and has imposed stricter emission limits and carbon pricing mechanisms. The Clean Energy Future Scheme, which came into effect from July 2012, introduced a carbon pricing scheme to regulate carbon emissions. AngloGold Ashanti will be required to pay A$23 per tonne of CO2 generated. This is due to increase by A$2.5 per tonne annually until 2015, from when it will be controlled by a market trading scheme. AngloGold Ashanti is actively engaging with the Australian government on the balancing of profitable business practices with responsible environmental strategies to overcome these adverse factors.

Ore reserve

At the end of 2012, the total attributable Ore Reserve for the Australasia Region was 3.92 million ounces (2011: 4.26 million ounces). This makes up around 5 percent of the group’s Ore Reserve.

Growth

Attributable production for the region will increase by the end of 2013 as Tropicana comes on stream. Mining of the Crown Pillar from the base of the Sunrise Dam pit will contribute high- grade ore to mill feed as the operation focuses on lifting underground ore production rates over 2 million tonnes per annum. Brownfields drilling at Sunrise Dam is targeting extensions to the Vogue discovery located below the currently mined Cosmo and adjacent Dolly underground domains. Vogue remains open along strike and at depth and offers an opportunity for either extensive bulk or selective mining close to existing underground mine infrastructure. At Tropicana a prefeasibility study to examine the potential open pit and underground development options at Havana Deeps is expected to be completed in the second half of 2013. At this time the Ore Reserve for the mine will be updated.

THE AMERICAS

The Americas is an important growth area for AngloGold Ashanti with operations in Argentina, Brazil and the United States.

	Gold production (000oz)	Average number of employees

Operations
1. Argentina
Cerro Vanguardia	219	1,884

2. Brazil
AGA Mineração	388	4,239
Serra Grande	98	1,081

3. United States
Cripple Creek & Victor	247	692

Americas - Key Statistics

	Unit	2012	2011	2010
Operation
Tonnes treated/milled	Mt	25.7	23.6	23.8
Pay limit	oz/t	0.024	0.026	0.025
	g/t	0.822	0.891	0.843
Recovered grade	oz/t	0.034	0.034	0.034
	g/t	1.16	1.15	1.17
Gold production	000oz	952	891	842
Total cash costs(1)	$/oz	759	601	501
Total production costs(1)	$/oz	1,017	841	707
Capital expenditure	$m	382	452	309
Safety
Number of fatalities		1	2	–
AIFR	Per million hours worked	4.34	6.33	5.66
People
Average no of employees: Total		7,896	7,389	6,582
Permanent employees		5,509	5,273	4,737
Contractors		2,387	2,116	1,845

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results – Total cash costs and total production costs”.

Safety and health

Regrettably, there was a fatal accident at the Cerro Vanguardia mine in January 2012, the first fatal accident at the mine since July 2002. The all injury frequency rate for the region improved to 4.34 per million hours worked.

Production

Combined production from the operations in this region increased by 7 percent to 952,000 ounces (2011: 891,000 ounces) in 2011. These operations now contribute about 24 percent towards group production (2011: 21 percent).

The increase in total cash costs was largely a result of inflationary effects in all countries, especially Argentina; lower by-product credits in Argentina and Brazil; higher costs for equipment maintenance and some contract and technical services in Argentina and the United States; and higher labor and operational development costs in Brazil. The Americas Region had the lowest regional cost within AngloGold Ashanti with CC&V ($640 per ounce) and Cerro Vanguardia ($644 per ounce) being the lowest and third lowest, respectively, of all group operations.

Capital expenditure

Capital expenditure was largely invested in the implementation of various projects such as the Córrego do Sítio Sulphide project in Brazil (14 percent), the MLE/MLE2 projects in the United States (22 percent), and the heap leaching project in Argentina (5 percent). Other mine development in Argentina and Brazil (19 percent), and other capital expenditure (38 percent) complete the balance of the capital investments in the region.

People

An average of 7,896 people in total were employed in the region during the year, 7 percent more than the 7,389 people employed in 2011. This number was made up of 5,509 (70 percent) permanent employees and 2,387 (30 percent) contractors. This figure excludes the more than 1,200 people employed in Colombia and at the greenfield operations in the region. The Americas Region employs around 12 percent of group employees.

Productivity at these operations is relatively high, at 17.47 ounces per total employees costed in 2012 (2011: 20.70 ounces per total employees costed).

Environment

AGA Mineração won the Environmental Management Award presented by the state of Minas Gerais. Severe drought again had a significant impact on production at CC&V during the year.

Ore reserve

At the end of 2012, the total attributable Ore Reserve for the Americas Region, was 11.01 million ounces (2011: 10.89 million ounces). This makes up around 15 percent of the group’s Ore Reserve.

Growth

Plans are under way to increase production from the Americas Region. At the Brazilian operations, the Córregio do Sítio sulfide project at AGA Mineração is scheduled to reach full production in 2013, with optimization programs to be introduced at the Cuiabá and Lamego operations. In the United States at CC&V, following approval of the second mine life extension project, development has begun.

REVIEW OF PROJECTS

In addition to the Mponeng Below 120 project and the Zaaiplaats project in Moab Khotsong, both the South Africa, other growth projects not yet in production are:

Projects

Continental Africa: Democratic Republic of the Congo (DRC)

1	Kibali
2	Mongbwalu

Australasia: Australia

3	Tropicana

Americas: Colombia

4	Gramalote
5	La Colosa

Continental Africa: Kibali, DRC

Description

The Kibali greenfields project is currently in the development and construction phase, after receiving board approval in May 2012. Pre-development work began in early 2011 and first gold production is anticipated in late 2013. The Kibali mine will comprise an integrated open-pit and underground mining operation, feeding a larger 6 million tonnes per annum processing plant which will include a full flotation section for treating sulfide ore. The complex will ultimately be supplied by four hydropower stations supported by thermal power during low rainfall periods and as back-up. The development and construction of Kibali has been divided into two phases:

•

Phase 1 includes the initial open-pit operations, metallurgical plant, the first phase of the tailings storage facility, the first of the hydropower stations, the back-up power plant and all shared infrastructure.

•	Phase 2 extends over the entire four-year period, and focuses mainly on the development of the underground mine, including a twin decline and vertical shaft system.

Location

Kibali lies in the northeastern area of the DRC, adjacent to the town of Doko, a staging point for the project and some 9 kilometers from the town of Watsa and 180 kilometers by road from Arua, on the Ugandan border.

Ownership structure

Joint venture between AngloGold Ashanti (45 percent), Randgold Resources Limited (45 percent) with Société des Mines d’Or de Kilo-Moto (SOKIMO), a state-owned gold company owning the balance. Randgold Resources is the operator and project manager.

Kibali – performance in 2012

Safety and health

Lost-time injuries are receiving continued focus with continuous safety training and awareness initiatives in place. A transport management plan has been implemented to address vehicle safety, speeding and dust suppression. The Congolese Safety Officers will be utilized to help monitor and enforce vehicle safety.

Malaria incidence remains high, with 2,951 cases reported for the project to date. The Malaria Vector Control program has been updated to include bush clearing and bi-monthly spraying of all accommodation and work sites. A medical outpost facility has been established and is operating at the remote Nzoro camp.

Mining and processing developments

2012 was key in the development of Kibali, and was marked by a significant ramp- up in construction activity. Mining in the open-pit began in July 2012 and the boxcut for the project’s underground twin-decline section is nearing completion. The mill and hydro-turbine manufacture is complete. The development of twin-declines and the sinking of the vertical shaft for the underground mine is tracking behind schedule, while the additional open-cut satellite ore source potential could offset the risk of delays. Two 7 megawatt mills were delivered to the Kibali mine in November 2012. In parallel with the construction of the metallurgical plant which began in August 2012, construction of the steelwork for the CIL plant and the primary crusher and conveyor facilities is progressing. Additional earthwork capability has been mobilized to address delays in site establishment. Capital expenditure was $263 million (45 percent attributable) during the year and increased significantly in the fourth quarter with the start of decline activities and mobilization of the shaft and metallurgical infrastructure.

Exploration developments

Grade control drilling program continued during the year at the KCD deposit, with 91,734 meters completed. Drilling results confirmed areas of high grade shoots.

Continental Africa: Mongbwalu, DRC

Description

Preparatory work at this greenfield project has been completed. Belgian mining companies operated on a relatively small scale in the area for about 50 years before leaving in 1961, while SOKIMO began mining in 1966. The venture held 18 mining licenses which was reduced to 15 licenses totalling 3,784km² after the retrocession to SOKIMO of a total of 1,823km². The Akwé Exploration Licence (399km²) is being transferred to Ashanti Goldfields Kilo (AGK). The initial project will be designed and built with a view to increasing its size as the aggressive regional exploration program identifies new sources of ore. Further exploration was authorized in early 2013 along with a study to optimize the Mongbwalu project.

Location

Located in northeastern DRC, near to the town of Bunia and to the southeast of the group’s Kibali joint venture project. The concession area is in the highly prospective Kilo gold belt.

Ownership structure

Operated by AGK, a joint venture between AngloGold Ashanti Limited (86.22 percent) and SOKIMO, a state-owned gold mining company.

Mongbwalu – performance in 2012

Safety and health

Safety remains an area of concern and the development of a safety culture is an important area of focus. Among the initiatives undertaken during the year were: daily toolbox talks; inspections; weekly focus topics; helicopter hoist training; hazard and risk management training; gap analysis of all company and contractor vehicles; intermediate incident investigation program; vehicle driving training; and a fit-for-work medical examination process was put in place for all employees and all contractors.

A contractor lost his life, following an incident during 2012.

Indoor residual spraying to combat malaria was started in the camps in July 2012. The Malaria Vector Control program has been updated to include bush clearing and bi-monthly spraying of all accommodation and work sites, and may be extended to communities within the project target area.

Exploration progress and developments

The drilling program has confirmed the prospectivity in the region. Several intersections were encountered with gold grades of more than 7 grams per tonne and four deposits identified within two to three kilometers of the proposed mine. Further drilling is required to ascertain the extent of the orebody and the best means of accessing it. Common plant and infrastructure for a second operation could demonstrate the economies of scale which could precipitate a more profitable operation than was originally planned.

A novel development on site has been the application of portable drill rigs, transported across the concession by helicopter. In terms of environmental impact, this is a positive development, reducing the need for access roads and their rehabilitation, while also improving the effectiveness of the drill rigs, with more meters drilled per rig. Given the topography of the area, along with the dense vegetation, this practice has rendered the area far more accessible than conventional methods.

Australasia: Tropicana, Australia

Description

The Tropicana project is at an advanced stage of construction and development. Mining operations will be conducted from open pit mining of the Tropicana and Havanna deposits while surface infrastructure includes a processing plant, accommodation facilities and telecommunications services. The group’s exploration program in the area is vast, covering 13,500km2 along a strike length of 600 kilometers.

Location

Situated in the highly prospective Western Australia, the Tropicana project lies some 330 kilometers north north-east of Kalgoorlie and is 200 kilometers east of Sunrise Dam.

Ownership structure

70 percent owned by AngloGold Ashanti, with the balance held by joint venture partner in the project, Independence Group NL.

Tropicana – performance in 2012

Safety and health

AIFR at Tropicana further improved to 3.03 per million hours worked in 2012 from 5.55 in 2011. The high lost-time injury frequency rate (LTIFR) incidence in the production area remains a concern and an area of focus in spite of the improvement for the year, with the LTIFR reducing from 5.31 in 2011 to 1.01 in 2012. Further concerted effort is needed in this area to achieve the group’s safety strategy and AIFR objective of less than nine per million hours worked. Continuous safety training and awareness initiatives are in place to drive the required high safety standards throughout the project.

Mining and processing developments

The Tropicana gold project progressed well during 2012, despite external challenges from the competitive construction sector in Western Australia and the pressure this placed on skills. The 220 kilometers-long site access road to site was completed in the first half of the year, as was the sealing and approval for the airstrip. This was followed later in the year by completion of the village. The power station contract was also awarded. The mining contractor was mobilized on site and mining started early in the second half of the year. By the end of the year, all remaining tender contracts had been awarded, all within capital forecast estimates. Capital expenditure was $315 million during the year.

Americas: Gramalote, Colombia

Description

This advanced exploration project is expected to be the first major gold mine development in Colombia, and the group’s first operating gold mine there.

Location

110 kilometers northeast of Medellin in the municipality of San Roque, in the department of Antioquia.

Ownership structure

Joint venture between AngloGold Ashanti (51 percent) and Vancouver-based B2Gold Corporation (49 percent).

Gramalote – performance in 2012

Safety and health

There was a significant improvement in safety performance at Gramalote with the implementation of an array of strategies focused on safe work practices. An AIFR was recorded of 5.65 per million hours worked, a dramatic improvement on the AIFR of 16.14 recorded in 2011. The development of occupational health surveillance systems in Colombia was undertaken in the fourth quarter of 2011.

Mining and processing development

The project prefeasibility study was concluded in the fourth quarter of 2012. While the results of this work demonstrated the social, environment and technical viability of the project, several identified optimizations regarding capital and operating aspects of the project remain to be validated. Accordingly, the project team launched an enhanced engineering phase which continues to validate project enhancement opportunities.

Exploration progress and developments

A total of 23,000 meters of drilling has been completed. This has focused on geotechnical, condemnation and resource conversion. The exploration potential in the district is likely high, with a large tenement position that has only been explored in less than 10 percent of its area. CGL is advancing a comprehensive exploration program led by geophysical and geochemical surveys to assist on defining exploration targets that is expected to confirm the mining district (and project) estimated endowment.

Americas: La Colosa, Colombia

Description

La Colosa, which lies in steep terrain in Colombia’s central Cordillera region, is the largest greenfield discovery made by AngloGold Ashanti. The project is at the prefeasibility stage, currently evaluating alternative mining methods, plant locations and related infrastructure. The drilling program is progressing to define the size and extent of the Mineral Resource that has not been constrained in the northwest and is partially open at depth.

Location

14 kilometers west of the town of Cajamarca, in the department of Tolima.

Ownership structure

Exploration rights wholly held by AngloGold Ashanti.

La Colosa – performance in 2012

Safety and health

There was an improvement in safety performance, with the AIFR declining to 4.19 in 2012 from 19.33 in 2011. Continuous training and leadership involvement will be required to maintain and improve on this success. A health baseline study has been initiated with the goal of ensuring that data is available to design and submit a solid health impact assessment to the authorities, within an environmental impact analysis.

Mining and processing developments

Technical work has been undertaken to collect and analyze the information required for pit optimization, geotechnical and hydrogeological studies. The results are being used for pit design, pit slope stability, risk analysis, and capital and operational expenditure estimates. Trade-off studies of mining methods are in progress and extensive metallurgical test work was conducted in 2012. Comminution test work included tests for high pressure grinding rolls (HPGRs) and semi-autogenous (SAG) grinding. An economic evaluation of HPGR versus SAG milling was completed and indicated the favoured route to be conventional SAG/ball milling. Recovery test work included tests for gravity separation, whole ore leaching and flotation/concentrate leaching. An economic trade-off study indicated the preferred flow sheet to be whole ore leaching, with limited benefits of gravity separation. The process engineering phase started in the fourth quarter of 2012.

Developments during the year

Project efforts in 2012 continued to be driven by expansion of the Mineral Resource coupled with on-going efforts to address key social issues within the various stakeholder groups. Key decisions related to ore transportation and the relocation of infrastructure facilities out of the forest reserve area have dramatically changed the definition of the project’s direct and indirect area of influence, and the scope of the environmental and social studies. Additional trade-off studies were necessary to optimize estimates of capital and operating expenditure.

Technical evaluations also continued with the collection and analysis of geotechnical and hydrogeological information required for mine definition, trade-off studies on mining methods and alternatives, metallurgical test work and process definition, and infrastructure design.

GLOBAL EXPLORATION

Location of greenfield exploration

Greenfield exploration countries
Greenfield strategic alliances
● Pre-2012 100% AngloGold Ashanti
▼ Pre-2012 joint ventures
▲ New 2012 joint ventures
■ AngloGold Ashanti/De Beers marine exploration joint venture

1 USA
Drum Mountain Project ●
Nome, Alaska ■

2 Colombia
Gramalote JV ▼
Western Cordillera JV ▼
Rio Dulce ●
Quebradona JV ▼
La Colosa ●
Anaima Toche ●

3 Argentina
Andres ▲

4 Brazil
Falcão JV ▼
Juruena ●
Graben JV ▲

5 Guinea
Siguiri Blocks 1-4 ▼

6 DRC
Kilo Project ▼

7 Tanzania
Lusahunga JV ▼
Mkurumu JV ▼

8 Ethiopia
Afar JV ▼
Gordoh ▲

9 Djibouti
Afar JV ▼

10 Eritrea
Akordat North ▼
Kerkasha ▼

11 Egypt
Wadi Kareem ▼
Hodine ▼

12 Saudi Arabia ▼

13 Solomon Islands
Western Province JV ▼

14 Australia
Tropicana JV ▼
Viking ●
Gawler JV ▼

GREENFIELDS EXPLORATION

AngloGold Ashanti holds a total of 69,565km2 of greenfield tenements over which exploration activities are undertaken through joint ventures, strategic alliances or as wholly-owned ground holdings.

During 2012, exploration activities were conducted in 14 countries with over 364,994 meters of diamond, reverse circulation and aircore drilling completed, compared to 213,441 meters in 2011. Drilling programs aimed to test new high-priority targets in Australia, Brazil, Tanzania, the DRC and the Solomon Islands, and continued to delineate existing discoveries in Guinea, Egypt and Colombia.

In the Americas, the principal area of focus has been to advance exploration on a number of key projects in Colombia, including an advanced-stage diamond drill campaign at the Nuevo Chaquiro target, Quebradona project (AngloGold Ashanti/B2Gold joint venture). The Nuevo Chaquiro target is a newly identified porphyry-related, copper-gold mineralized system located within the Western Cordillera of Colombia.

In 2012, about 20,700 meters of diamond drilling has tested this porphyry copper and gold mineralized stockwork zone. Long intersections of copper mineralization with gold credits indicate good continuity within the zone and it has been intersected at depths from about 400 meters to over 900 meters below surface.

In Brazil, a joint venture was signed with Graben Mineração to explore its tenement holding in the highly prospective Juruena Belt while generative work continued in Argentina and the United States.

In sub-Saharan Africa, drilling continued to delineate significant mineralization at the Saraya and Kounkoun prospects, both located within 50 kilometers of the Siguiri mine in Guinea. At the Saraya prospect 9,230 meters was drilled to infill and define the extensions of the mineralized zone from which ore-grade mineralization was intersected in several holes. The zone has now been delineated over 1,300 meters in strike and from surface to 200 meters in depth. At Kounkoun about 56,000 meters was drilled with numerous shallow oxide ore-grade gold intersections indicating further good potential. In the DRC and Tanzania, preliminary diamond drill testing of coincident gold-in-soil and geophysical anomalies was completed.

In the Middle East and North Africa, exploration is conducted through a regional strategic alliance with Dubai-based Thani Investments. The alliance has made significant progress in advancing its Hutite orogenic gold discovery in Egypt and has also made further discoveries such as the Pandora epithermal system, in partnership with Stratex International, in Djibouti. Early stage exploration activities continued in both Ethiopia and Eritrea while project generation activities continued in Saudi Arabia where a number of tenement applications have been made.

In the Solomon Islands, the joint venture with XDM Resources Limited has been expanded to include additional projects within the prospective New Georgia Belt, consolidating the island chain. Exploration is now focused on the discovery of large porphyry and epithermal gold deposits. Generative exploration activities were completed at Kele, Mase, Tirua and Paraso while diamond drilling was also completed at Kele, Tirua and Mase.

In Western Australia, the Tropicana joint venture continues to systematically explore the highly prospective Tropicana Belt through auger surface geochemical sampling and follow-up aircore, reverse circulation and diamond drilling. At the wholly owned Viking project, immediately southwest of the Tropicana JV, aircore and diamond drilling at the Beaker prospect has intercepted potentially significant gold mineralisation. In South Australia, diamond drill testing of conceptual iron oxide copper-gold (IOCG) targets was completed at the Coronation Bore prospect, in joint venture with Stellar Resources.

Brownfields exploration

South Africa

A total of 22 surface holes were drilled during the year, six at Moab Khotsong, three at Mponeng (WUDLs) and 12 shallower surface holes were completed to the west of Kopanang, while one is still currently being drilled.

At Moab Khotsong, borehole MGR8 continued advancing its long deflection to the north. It was stopped due to budgetary constraints in the last quarter, but the site was not rehabilitated as the hole will continue as soon as funding is available. The drilling of the long deflection to the south in MGR6 continued. MHH2 advanced to a depth of 2,880 meters and progress was delayed by a series of in-hole technical difficulties. Diamond drilling started at MCY6 and advanced the hole to 1,998 meters. A high speed drilling program started to confirm the structure in the center of the main Zaaiplaats block, borehole MMB6 progressed to 2,541 meters and borehole MMB7 advanced to 1,134 meters.

A new generation, high resolution 3-D seismic survey was completed over the Project Zaaiplaats Phase 3 area.

Three holes are currently being drilled on the WUDLs Mining Rights extension of Mponeng Mine. These holes are all targeting the Ventersdorp Contact Reef. All the holes experienced significant loss of drill fluids and required multiple grouting operations. UD51 by year end had reached a depth of 3,582 meters in the Klipriviersberg lavas. UD59 advanced to 2,446 meters in the Klipriviersberg lavas and UD60 drilled to 1,556 meters.

The drilling of a series of shallow surface holes (500 meters – 1,400 meters) to the west of Kopanang continued during the year. A total of six holes targeting the Ventersdorp Contact Reef and six holes targeting the Vaal Reef were completed during the year.

Argentina

At Cerro Vanguardia, the drilling programs for Mineral Resource expansion and exploration continued during the year. Follow up drilling for vein extensions along strike and at depth was able to expand mill ore. Exploration and Mineral Resource modeling were able to identify opportunities for material to be processed at the heap leach facility. Exploration activities and drilling were completed based on geophysical surveys and target identification studies conducted at the El Volcan project during the year.

Brazil

In the Iron Quadrangle, the Mineral Resource development drilling programs continued at the Cuiabá and Lamego mines with renewed emphasis on support to long-term planning and Mineral Resource definition. The surface drilling programs at the Córrego do Sítio project continued to expand the oxide Mineral Resource, while underground drilling at Córrego do Sítio focused on developing the Sangue do Boi sulfide Mineral Resource for production. Exploration work beyond the production centers included follow up underground drilling at Raposos. Regional exploration programs were conducted at the Pari and Morro da Gloria projects.

At Serra Grande, the second year of fast track exploration program was completed with additional expansion of the Mineral Resource. The program was focused on additions in the Pequizão, Mina Nova, Mina III and Structure NW/Cajueiro targets. Geophysical surveys and soil sampling campaigns continued to be useful methods for target identification in preparation for drilling programs at the Cajueiro, Structure NW and Boa Vista (Votorantim Metais JV) regional targets.

Colombia

Exploration in the Gramalote area was focused on infill drilling to support the update of the Mineral Resource estimation for the Gramalote Central deposit. Drilling programs were also conducted for nearby satellite targets at Monjas West, Trinidad, and El Limon. As part of the prefeasibility study, additional infrastructure and geotechnical drill holes were completed to support highwall design and condemnation drilling for the proposed plant site, waste rock, and tailings storage facilities.

At La Colosa, the Mineral Resource development drilling program continued with four drills operating through most of the year. The geological model was updated during the year to support a significant Mineral Resource addition that came through expansion of the deposit to the northwest and at depth. Other drilling continued as support for site characterization and infrastructure site selection studies.

United States

The Mineral Resource development drilling program continued during the year at CC&V. Work focused on infill drilling to improve the definition of material within the current mine designs that will feed the planned mill facility. Other drilling was directed toward identifying expansion opportunities for the current open pit operations through highwall cutbacks. Selective drilling was also conducted to test deeper targets below or adjacent to planned open pit designs that may provide additional mill feed material potential.

Tanzania

At Geita, Mineral Resource upgrade and extension drilling was completed at the Geita Hill, Nyankanga and Star & Comet operations. Limited pre-resource drilling programs were undertaken to test exploration targets. The infill drilling campaigns aimed at increasing the confidence level of the Mineral Resource base and to allow for Mineral Resource to Ore Reserve conversion. A total of 440 holes for 85,221 meters were completed, with 67,738 samples submitted for gold assay.

As a result of this extensive drilling campaign, positive analytical results were received for holes drilled at Nyankanga Cut 7 OP, Geita Hill East and West, Star & Comet – Ridge 8 Gap, Ridge 8, Nyankanga Block 1 & 2, Kukuluma, Matandani and Area 3 West areas. However, poor analytical results were received for the Geita Hill Waste Dump sterilization program.

Drilling of down-dip extensions outside of the existing Nyankanga pit shell continue to support and extend underground potential at Geita.

Pit-scale structural mapping was completed at Nyankanga, Geita Hill and Star & Comet. This detailed mapping has provided resolution to the understanding of the geological model over the respective areas. Induced polarization (IP), gravity and electromagnetic geophysical surveys were also undertaken during the year and assisted with target generation.

Guinea

At Siguiri, exploration activities focused on the Block 1 license area with a total of 144,908 meters drilled during the year. Infill Mineral Resource drilling of 86,552 meters took place along the main northsouth trending Siguiri mineralized area, as well as an aggressive reconnaissance drilling program of 34,145 meters over soil anomalies and structural targets.

Significant drilling activities took place in the Sintroko-Sokunu, Tailings Facility, Silakoro, Kami- Kossise-Kozan, Sanu Tinti-Eureka-Kalamagna, Balato, and Kintinian areas. Fresh rock drilling centred on the hard rock mineralization potential below the pits of Kami NE, Kozan South, Kalamagna Pit 1, Sanu Tinti and Bidini and confirms the continuation of the mineralized ore zones below the oxide- fresh rock interface. In total, 8,824 meters were drilled for fresh rock exploration purposes.

The target generation program in Block 1 continued to center on IP surveys over selected soil geochemical and structural target areas. IP surveys were completed at Silakoro, Sintroko South and Komatiguiya. Gravity surveys were also completed over Silakoro and Sintroko South target areas. No surface geochemical soil sampling took place.

Ghana

At Obuasi, a total of 12,169 meters was drilled, with 4,805 meters from underground exploration and 7,364 meters from surface exploration activities. Surface exploration focused on the Rusty Monkey target, with 16 holes completed for a total of 5,659 meters.

Underground exploration continued to focus on the BSVS project area below 50 Level, with drilling designed to upgrade the existing Mineral Resource and test the down dip extensions of quartz and sulfide mineralization hosted within the carbonaceous and graphitic shear zones present in the area below Block 10 to -1390RL. Above 50 Level, drilling also commenced in Sansu 3 area during November to upgrade the Mineral Resource in Red Zone 9 area.

Field mapping and sampling to generate drill targets and enhance and refine geological understanding continued throughout the year.

A total of 13,227 meters of drilling was completed at Iduapriem. The focus was on Mineral Resource conversion drilling to facilitate the on-going Iduapriem expansion study, specifically at Block 3W and Blocks 7 and 8. A sterilization drilling program of 3,084 meters was carried out at the proposed location of the Ajopa waste dump from August to October 2012.

The geological modelling of Blocks 1, 2, 3, 3W, 4 and 5 to investigate the potential underground extraction of mineralization below the open pittable Mineral Resource has been completed.

DRC

At Mongbwalu, a total of 30,000 meters of brownfield exploration drilling was carried out. Drilling focused on infill Mineral Resource drilling within the main Adidi-Mongbwalu Mine area. Sterilization drilling was undertaken over both the portal, plant and camp areas. Additionally, over 18,000 meters of greenfield drilling was completed in the year under review. Limited reconnaissance drilling was completed in the Adidi North and Tchangaboli areas.

Total diamond drilling at Kibali was 18,000 meters. At the KCD deposit, a data review identified an area at the down plunge termination of the 5000 lode stope designs that has potential for Mineral Resource conversion and extension. Results to date are encouraging and compare positively with the current interpolated block model values; however, a potential loss was identified in the 3000 lode with some intersections lower than those predicted by the block model. The KCD deposit remains open down plunge and there are further opportunities for the conversion of Inferred Mineral Resource, most notably in the 9000 lode.

Within a 10 kilometer radius of the main Sessenge-KCD deposit, there are a number of satellite deposits which are considered to have significant upside, either having very limited drilling or drilling only to relatively shallow depths. Kombokolo, Gorumbwa, Pakaka, Agbarabo and Mengu Hill are priority targets which form part of the endowment development plan for near mine site targets.

At Gorumbwa, drilling results confirmed the current model and further defined the depletion of underground Mineral Resource by historic mining activities. The drilling has the potential to allow for the conversion of a significant proportion of the current Mineral Resource into Ore Reserve and suggests further open pit potential.

At Mengu Village and Mengu Hill, an 18-hole shallow pitting program was designed and completed in November to test for the up-plunge continuation of mineralization beyond available drill data. Results received to date have confirmed the presence of a significant mineralized system.

Mali

A total of 119,554 meters of reverse circulation (RC) and diamond drilling were completed at Sadiola and Yatela.

At Sadiola, 48,490 meters of RC drilling was concentrated at Tambali, FE Gap, S12, Sadiola NE and the sub-laterite targets of Mandakoto and Sekokoto. Diamond drilling of the deep sulfide targets below the Sadiola Sulphide Project was conducted. Further core drilling focused on sulfide exploration below FE 3 and 4 and Tambali pits and follow-up drilling for geology and structural interpretation at Tabakoto and S12. Sterilization drilling of 9,854 meters was successfully conducted at Tambali and over the proposed TSF and SSP infrastructure.

The S12 target at Sadiola, west of the FE3 pits, was one of the most prospective areas drilled during the year. Good results have been returned from both oxide and shallow sulfide intersections, with further drilling planned. Follow up drilling at Mandakoto confirmed the extension of northeast-southwest mineralization. At Tambali, drilling around the planned pit areas indicates the potential for extension of the current oxide Mineral Resource and sulfide potential at depth.

Exploration at Yatela consisted of 59,192 meters RC drilling at Yatela NE, KW18, Alamoutala, Yatela Diorite, Badji and Yiri. Diamond drilling totaled 2,608 meters. Approximately 11 percent of the RC drilling was conducted over proposed waste dump areas for sterilization purposes.

An IP geophysical survey at Sadiola-Yatela commenced in June and has been partially completed, with some delays experienced due to logistical factors and weather. Hyperspectral core imaging of 93,000 meters of core was completed and will provide alteration based vectors for exploration targeting and predictive metallurgy.

A comprehensive termite mound sampling program was undertaken over the entire Sadiola concession during 2012. The program has been successful in highlighting prospective areas on the lease along the FE trend and northeast extensions of the Sadiola mineralization. Termite mound sampling was also started at Yatela and will continue next year. Portable XRF analysis of all termite mound samples is ongoing to provide multi-element data and identify potential pathfinder elements for target generation.

A three-year research program by the Centre for Exploration Targeting (CET) from the University of Western Australia commenced in early 2012. The objective of this project is to review and enhance the geological understanding of the Sadiola-Yatela deposit. This will inform further exploration programs within the area.

Namibia

At Navachab, 23,741 meters of drilling was completed over several areas, with the emphasis on the expansion project, Main Pit down-plunge extension area, and the Okahandja targets.

Drilling of the expansion project consisted of 7,105 meters diamond drilling for Mineral Resource upgrades and 4,846 meters RC drilling, mainly for sterilization purposes, over the waste dump area. A total of 7,495 meters of diamond drilling was completed in the lower schist down-plunge target at the Main Pit.

Off-mine exploration focused on the Okahandja target area, with 2,127 meters of drilling to test the geophysical and soil geochemical targets generated at Agagia. Soil geochemical sampling was conducted at the Cox Montis target.

Australia

At Tropicana, a revised Mineral Resource estimate was prepared. Open Pit Resources are now reported within an A$1,500 per ounce pit shell. The study will consider the trade-off between open pit and underground mining options and will provide recommendations as to the optimal mining approach. Study work has commenced with metallurgical testing underway and a mining and geotechnical review.

Drilling of 38,336 meters for the Havana Deeps prefeasibility study was completed during the year while 14,221 meters of drilling of near-mine targets continued during the year. Drilling completed on the Havana-Tropicana trend, the Springbok/Hat Trick area and Boston Shaker.

Exploration at Sunrise Dam focused on growing the Mineral Resource base so that Sunrise Dam has the platform from which it can deliver its business plan each year. This was achieved through the specific work that includes:

•	in-mine exploration (35,739 meters), which extends the known Mineral Resource in areas proximal to existing development; and
•

near-mine exploration, which determines an understanding of the potential for Sunrise Dam, through specific geological characterization, and explores the areas around the mine and within enveloping tenure of 2,932 meters. This forms part of the mine life expansion project of 47,569 meters and includes the Vogue Mineral Resource of 28,897 meters.

A total of 115,137 meters was drilled in 420 drill holes. Drilling (66 percent) focused on deep extensions and longer-term Mineral Resource growth of the Vogue, Carey Shear and Astro-Sunrise Shear Lodes, whilst 33 percent of the drilling focused on in-mine exploration and mineral resource extension.

ANGLOGOLD ASHANTI / DE BEERS JOINT VENTURE

In South African Sea Areas (SASA), a drilling program was concluded in February with a total of 87 boreholes drilled. All but 3.5 percent of samples taken over the 260 x 60 kilometers exploration area contained gold. This suggests that the exploration is taking place within a significant gold province but that this search now needs to be narrowed down geologically to target areas of higher potential.

A full review of all data collected to date was conducted by the joint venture around mid-year and a number of work flows were identified for completion prior to a further review.

In Nome, the environmental baseline studies field work was successfully completed and the first draft report issued. Side scan sonar, swath bathymetry and 2D seismics survey were completed (3,997 line kilometers). Interpretation of the geophysical data has been completed and an initial geophysical model developed.

A ship-based sonic core drilling campaign was completed during the summer season and 454 meters of core retrieved. This core was transported to Cape Town where initial logging and sampling has started. A conceptual economic study was completed and indicated that a positive business case was possible.

4C.	ORGANIZATIONAL STRUCTURE

GROUP STRUCTURE

AngloGold Ashanti’s operations are divided into the following regions:

South Africa – operations in Vaal River and West Wits;

Continental Africa – operations in Ghana, Guinea, Namibia and Tanzania and joint venture operations in the DRC and Mali;

Australasia – operation in Australia; and

Americas – operations in Argentina, Brazil and the United States.

The above four regions also correspond to AngloGold Ashanti’s four business segments.

Management of the group is entrusted to AngloGold Ashanti’s executive committee which is chaired by the Chief Executive Officer. See “Item 6.: Directors, executive management and employees”.

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

SUBSIDIARIES

AngloGold Ashanti has investments in principal subsidiaries and joint venture interests, see “Item 19.: Exhibits – Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries” for details.

4D.	PROPERTY, PLANTS AND EQUIPMENT

AngloGold Ashanti’s operating mines are all accessible by road.

SOUTH AFRICA - GEOLOGY

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

Operations in the South Africa region are powered by electricity from Eskom Holdings Limited which supplies 95 percent of the electricity used in South Africa.

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

•

The “C” Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 meters above the Vaal Reef. It has less than 1 percent of the estimated reserves with grades similar to the Vaal Reef, but is more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Vaal River – Summary of metallurgical operations

	West Gold Plant	East Gold Acid and Float Plant	Noligwa Gold Plant	Mispah Gold Plant	Kopanang Gold Plant
Gold plants
Capacity (000 tonnes/month)	180	309	263	140	420
Uranium plants
Capacity (000 tonnes/month)	–	–	263	–	–

Vaal River – Great Noligwa

Description

Great Noligwa, which began operations in 1972, is a mature operation which adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney, near the Vaal River. The Vaal Reef, the operation’s primary reef, and the Crystalkop Reef, a secondary reef, are mined from a twin-shaft system over eight main levels at an average depth of 2,400 meters. Given the geological complexity of the orebody at Great Noligwa, a pillar mining method is employed.

The mine shares a milling and treatment circuit with Moab Khotsong and Kopanang.

Vaal River – Kopanang

Description

Kopanang is located in the Free State province, roughly 170 kilometers south-west of Johannesburg and approximately 10 kilometers southeast of the town of Orkney on a lease area of 35km2. The operation which started in 1984 is west of neighbour Great Noligwa and bound to the south by the Jersey Fault. Gold is the primary output with uranium oxide as a by-product from a single shaft system to a depth of 2,600 meters.

Kopanang almost exclusively exploits the Vaal Reef, although minor amounts of gold are also extracted from the secondary Crystalkop Reef. Given the geologically complex orebody, scattered mining is used.

Vaal River – Moab Khotsong

Description

Moab Khotsong started operations in 2003 and is AGA’s newest gold mine in South Africa. It is situated near Orkney, Klerksdorp and Viljoenskroon, about 180 kilometers southwest of Johannesburg. Stoping operations began in November 2003, with the mine expected to reach full production in 2013. Given the geological complexity of the Vaal Reef, scattered mining is employed.

The Zaaiplaats orebody in the Moab Khotsong lease area presents a significant growth opportunity and capital has been allocated to support its development in phases.

Surface operations

Description

Surface operations (metallurgy) extract gold from marginal ore dumps and tailings storage facilities on surface at various Vaal River and West Wits operations where there is more metallurgical capacity than reef mined. Uranium is produced as a by-product. In addition, backfill product is used as support in mining operations. The surface operation includes the rail transport infrastructure, the Vaal River and West Wits Laboratories and tailings management facilities. Although there is more than one surface operation they are technically reported as one.

Mine Waste Solutions

Description

MWS is a gold and uranium tailings recovery operation located in the western portion of the Witwatersrand Basin, some 160 kilometers from Johannesburg approximately 8 kilometers from the town of Klerksdorp near Stilfontein in the North West Province. It has been operational since 1964 and was previously owned by First Uranium Corp.

The Project consists of 14 tailings dams, which are made up of deposits from three gold and uranium mines that operated for 50 years.

The tailings dams are scattered over an area that stretches approximately 13.5 kilometers north to south and 14 kilometers east to west. The footprints of the 14 tailings dams cover an area of approximately 1,100 hectares.

The MWS gold plants have the capacity to treat tailings of 1,93 million tonnes per month. The uranium plant has a design capacity of 135,000 tonnes per months and plan construction is expected to be completed by the last quarter of 2013.

Geology

MWS lies within the Witwatersrand Basin, an Archaean sedimentary basin which was deposited over a protracted time period, whose surface expression is an elongate structure that extends longitudinally for approximately 300 kilometers northeast-southwest by 100 kilometers northwest-southeast.

The tailings dams are comprised of tailings material which originated from the processing of underground ore from Buffelsfontein Gold mine (“BGM”) and the now defunct Stilfontein Gold Mine (“SGM”). Both BGM and SGM predominately extracted gold from conglomerate refs of the Witwatersrand Basin. The material contained in the tailings dams is generally fine.

•	West Wits operations

Description

The Mponeng, Savuka and TauTona mines are situated on the West Wits Line near the town of Carletonville, straddling the border of Gauteng and North West Province. Mponeng has its own gold processing plant, while the Savuka and TauTona operations share a plant.

Geology

Two reef horizons are exploited at the West Wits operations, the Ventersdorp contact Reef (VCR) located at the top of the Central Rand Group and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west from 400 to 900 meters, due to unconformity in the VCR. TauTona and Savuka exploit both reefs, whereas Mponeng only mines the VCR. Faults of greater than 70 meters are rare. The CLR consists of one or more conglomerate units and varies from several centimeters to more than three meters in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 degrees and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, varying from several centimeters to more than three meters in thickness.

West Wits – Mponeng

Description

Mponeng, in operation since 1986, is located between the towns of Carletonville and Fochville on the border between Gauteng and the North West Province, southwest of Johannesburg. The operation, the world’s deepest mine, extracts the Ventersdorp Contact Reef (VCR) at depths between 2,400 meters and 3,900 meters through sequential-grid mining. The Mponeng lease area is constrained to the north by the TauTona and Savuka mines, to the east by Gold Fields’ Driefontein mine and to the west by Harmony’s Kusasalethu mine. Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. Ore is treated and smelted at the mine’s gold plant. The plant has a monthly capacity of 165 000 tonnes.

West Wits – TauTona

Description

TauTona lies on the West Wits Line, just south of Carletonville in Gauteng, about 70 kilometers southwest of Johannesburg. In operation since 1961, mining takes place at depths of 1,850 meters to 3,450 meters. The mine has a three-shaft system, supported by secondary and tertiary shafts, and is in the process of converting from longwall to scattered-grid mining. The change in mining method was necessitated by the increasingly complex geology being encountered and the unsuitability of the current method for mining through the Pretorius fault. This change is also expected to improve safety.

West Wits – Savuka

Description

Savuka is situated on the West Wits line in the province of Gauteng, close to the town of Carletonville and approximately 70 kilometers southwest of Johannesburg. The Carbon Leader Reef (CLR) is mined at depths varying between 3,137 meters and 3,457 meters below surface and the Ventersdorp Contact Reef (VCR) at a depth of 1,808 meters below surface.

Savuka shares a processing plant with neighbouring TauTona and has been operational since 1962. The gold plant has a monthly capacity of 160 000 tonnes.

The West Wits team conducted an investigation into the incorporation of Savuka, which is nearing the end of its working life, into either TauTona or Mponeng. Post year-end, the investigation concluded that the optimal, most efficient solution to accessing Savuka’s remaining Ore Reserves would be via TauTona’s infrastructure.

From January 1, 2013 Savuka and TauTona operate as a single mine.

CONTINENTAL AFRICA

GHANA - Summary of metallurgical operations

	Obuasi		Iduapriem Plant
	Sulfide Treatment Plant	Tailings Treatment Plant
Capacity (000 tonnes/month)	195	180	385

Ghana – Iduapriem

Description

Iduapriem, wholly owned by AngloGold Ashanti since September 2007, comprises the Iduapriem and Teberebie properties on a 110km2 concession. The mine, which began operations in 1992, is situated in the western region of Ghana, some 70 kilometers north of the coastal city of Takoradi and 10 kilometers southwest of Tarkwa.

Iduapriem is an open-pit mine and its processing facilities include a Carbon-in-pulp (CIP) plant.

Geology

The Iduapriem and Teberebie properties are located along the southern end of the Tarkwa basin. The mineralization is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

Ghana – Obuasi

Description

Obuasi, wholly owned by AngloGold Ashanti since 2004, is located in the Ashanti Region of Ghana, approximately 60 kilometers south of Kumasi. Mining operations are primarily underground, to a depth of 1.5 kilometers. However, some surface mining in the form of open pit and tailings reclamation also occurs. Obuasi originally opened in 1897.

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

Power is supplied to the mines by the Volta River Authority.

GUINEA

Description

Siguiri, a multiple open-pit oxide gold mine which opened in 1997, is AngloGold Ashanti’s sole operation in the Republic of Guinea. It is located in the district of Siguiri, around 850 kilometers northeast of the country’s capital Conakry. Conventional mining activities are performed by contractors in multiple open pits using conventional techniques. On surface, Siguiri’s gold processing plant treats about 960,000 tonnes per month. Power to the mine is self-generated.

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
•

in-situ quartz-vein related mineralization hosted in meta-sediments with the better mineralization associated with vein stockworks that occurs preferentially in the coarser, brittle siltstones and sandstones.

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

Mali – Morila (attributable 40 percent)

Description

The Morila mine has operated for 13 years and is situated 180 kilometers southeast of Bamako, the capital of Mali. The operation treats low-grade stockpiles while the plant, which incorporates a conventional carbon-in-leach process with an upfront gravity section to extract the free gold, has annual throughput capacity of 4.3 million tonnes. Since mining was concluded in 2009 with the depletion of the orebody, operations at Morila currently involve processing of the stockpile which stood at 5 million tonnes (marginal ore and marginal waste) as at year-end. Power is supplied by a subcontractor.

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

Mali – Sadiola (attributable 41 percent)

Description

The Sadiola mine is situated in western Mali, some 77 kilometers south-southwest of the regional capital Kayes. The mine is a joint venture between AngloGold Ashanti (41 percent) and IAMGOLD (41 percent) and the government of Mali (18 percent). The mine has been operating under the current ownership structure since 1996. Mining activities take place in five open pits. On-site surface infrastructure includes a 4.9 million tonnes per annum carbon-in-leach gold plant where the ore is eluted and smelted. Sadiola’s future lies in the expansion of the Sadiola main pit and a new plant. Power to the Sadiola and Yatela mines is self-generated.

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

Mali – Yatela (attributable 40 percent)

Description

Yatela, operational since 2001, is 80 percent owned by the Sadiola Exploration Company Limited, a joint venture between AngloGold Ashanti and IAMGOLD, giving each a 40 percent stake in Yatela. The balance of 20 percent is owned by the government of Mali.

The Yatela mine is situated in western Mali, some 25 kilometers north of Sadiola and approximately 50 kilometers south-southwest of the regional capital Kayes. Ore extraction has been conducted from a number of pits in which mining in most of these pits has been completed.

For the remaining years of the life of mine, the focus will be on a final cutback in Yatela Main pit as well as a new pit north of the Yatela Main pit. The ore mined is treated on heap-leach pads together with carbon loading. The carbon is then transported to Sadiola for elution and smelting.

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

The mine consists of a large open pit which is now in its sixteenth year of operation, and an underground mine which began in 2004. Mining is conducted by contractors and the ore is treated in a conventional gravity and carbon-in-leach (CIL) processing plant, which is managed by AngloGold Ashanti. Power to the mine is self-generated. The CIL processing plant has a nameplate capacity of 2.5 million tonnes per annum.

Geology

Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittleductile low strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

THE AMERICAS

UNITED STATES OF AMERICA

United States of America – Cripple Creek & Victor

Description

AngloGold Ashanti holds a 100 percent interest in Cripple Creek & Victor (CC&V) Gold Mining Company’s Cresson Project, located in the state of Colorado in the United States. A surface mining operation provides ore to a crusher and valley-leach facility, one of the largest in the world. Production here began in 1994. Production from the mine life extension (MLE1) project, which involved expanding capacity at the heap-leach pad, began in 2011. A further life extension and production expansion project (MLE2) was approved in 2012. The power for the mine is purchased from Black Hills Energy. The mine became operational in 1976. The mine has been operated by AngloGold Ashanti since 1999.

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

Cripple Creek & Victor – Summary of metallurgical operations

Gold plants
Capacity (000 tonnes/month)
- crushed ore production	1,632
- total ore production	1,814
- solution processed	2,627

SOUTH AMERICA

ARGENTINA

Argentina – Cerro Vanguardia

Description

AngloGold Ashanti has a 92.5 percent interest in Cerro Vanguardia with Fomicruz (the province of Santa Cruz) owning the remaining 7.5 percent. Located to the northwest of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits. Shallow underground mining began in 2010 to access high-grade material and accounts for about 19 percent of the mine’s production. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is mined as a by-product. Ore is processed at the metallurgical plant which has a capacity of 3,000 tonnes per day and includes a cyanide recovery facility. Power for the mine is self-generated but operated by an external contractor. The mine has been operated by AngloGold Ashanti since 1998.

Geology

The oldest rocks in this part of Patagonia are metamorphics of the Precambrian-Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens and are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000km2. These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold bearing veins at Cerro Vanguardia. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the Cerro Vanguardia veins.

Gold and silver mineralization at Cerro Vanguardia occurs within a vertical range of about 150 meters to 200 meters in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing. One set of veins strikes about N40W and generally dips 65 to 90 degrees to the east; while the other set strikes about N75W and the veins dip 60 degrees to 80 degrees to the south.

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

BRAZIL

Brazil – AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração)

Description

AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) comprises two operational units, namely the Cuiabá and the Córrego do Sítio complexes. The Cuiabá complex includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plants. In operation for 27 years, the Cuiabá mine is principally a cut-and-fill mine accessed by ramp and shaft. Lamego is a new mine developed to mine an underground sulfide ore. The first stage of the processing of the ore from Cuiabá and Lamego mines is in the gold plant at the Cuiabá complex, where concentrate is produced. The material is then transported 15 kilometers by aerial ropeway to the Queiroz plant where milling, flotation, roasting, leaching, precipitation and refining occur. Total capacity of the complete circuit is 1.7 million tonnes per year and recoveries of 93 percent are achieved. Power for the mine is both self-generated and supplied by Cemig a stated owned company. The Cuiaba mine became operational in 1988 and the Lamego mine in 2009. However some of the older mines which are now closed have been operating since 1834.

The Córrego do Sítio operation comprises one surface (oxide) and two underground (sulfide) mines, as well as a heap leach pad and sulfide plant, the latter originally acquired from Eldorado late in 2008 was refurbished and brought into operation in January 2012.

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

Brazil – Summary of metallurgical operations

	Corrego do Sitio	Corrego do Sitio	AngloGold Ashanti Mineração		Serra Grande
	Oxide	Sulfide	Cuiabá	Raposos
Gold plants
Capacity (000 tonnes/month)	38	50	138	28	102

Brazil – Serra Grande (100 percent effective July 1, 2012, previously 50 percent)

Description

Serra Grande is located in central Brazil, in the state of Goiás, about 5 kilometers from the city of Crixás. Serra Grande comprises three mechanized underground mines: Mina III, Mina Nova (which includes the Pequizão orebody) and Palmeiras – and an open pit on the outcrop of Mina III orebody. One dedicated metallurgical plant treats ore from these different sources. Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, is 1.22 million tonnes. During the year, AngloGold Ashanti increased its holding in Serra Grande from 50 percent to 100 percent. Power for the mine is supplied and purchased on the open market. The mine became operational in 1989 but has been operated by AngloGold Ashanti since 1999.

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

ORE RESERVES

The combined Proven and Probable Ore Reserve of the group amounted to 74.1 million ounces as at December 31, 2012.

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

AngloGold Ashanti has standard procedures for the estimation of Ore Reserve. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons.

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars and shaft pillars) are then defined. Grade-tonnage curves specific for each of the deposits, in conjunction with parameters such as the cost structure; yield; mine call factor and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding any large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criteria and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the Ore Reserve for that operation.

In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the ore body using assumed values for gold price, operating costs and metallurgical recoveries. An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these assumptions. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the Ore Reserve. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as Proven or Probable constitute the Ore Reserve.

The gold price and exchange rate used for 2012 and 2011 Reserve is outlined in the following table.

	2012 (3 year average)	2012 (Business Plan)	2011 (3 year average)	Units
Ore Reserve Gold Price	1,488	1,300	1,256	US$ per ounce
Exchange Rate – South Africa	7.58	6.94	7.64	ZAR/US$
Ore Reserve Gold Price (South African rand per ounce)	11,345	9,324	9,479	ZAR per ounce

The Ore Reserve has been determined using the company’s business plan assumptions - a gold price of $1,300 per ounce and a South African rand exchange rate of 6.94 to the US dollar, which translates to a South African rand gold price of ZAR9,324 per ounce.

As in prior years, the Ore Reserve determined from the planning process was then tested for economic viability at the three-year historical average gold price and currency exchange rates shown in the above table for determining the SEC compliant Ore Reserve. This did not result in any changes. The resultant SEC compliant Proven and Probable Ore Reserve is shown in the following pages.

In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserve and Mineral Resource according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2004 edition) and the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition). The SEC’s Industry Guide 7 does not recognize Mineral Resources. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resource in this annual report on Form 20-F.

The AngloGold Ashanti Ore Reserve decreased from 75.6 million ounces in 2011 to 74.1 million ounces in December 2012. A year-on-year increase of 3.2 million ounces occurred before the subtraction of 4.7 million ounces for depletion, resulting in a decrease of 1.5 million ounces after the subtraction of depletion. A gold price of $1,300 per ounce (ZAR9,324 per ounce) was used for Ore Reserve estimates (2011: $1,100 per ounce, ZAR8,393 per ounce).

The principal changes in AngloGold Ashanti’s Ore Reserves as at December 31, 2012, compared with those published as at December 31, 2011 are as follows:

Ore Reserve		Million oz
Ore Reserve as at December 31, 2011		75.6
Reductions

Kopanang	Depletion and minor model revision	(1.4)
Obuasi	Revised mine planning parameters and geotechnical review	(0.9)
Great Noligwa	Economic driven reduction of underground mining footprint	(0.7)
Other	Total of non-significant changes	(2.7)
Additions

Kibali	Open pit increase due to additional metal defined by grade control drilling	0.4
Geita	Positive economic changes	0.7
Other	Total of non-significant changes	0.3
Acquisitions

Serra Grande	Purchase of remaining 50 percent of the operation	0.4
Mine Waste Solutions	Purchase of Mine Waste Solutions	2.4
Ore Reserve as at December 31, 2012		74.1

Rounding may result in computational differences.

AngloGold Ashanti strives to actively create value by growing its major asset – the Ore Reserve. This drive is based on an active, well-defined brownfields exploration program, innovation in both geological modeling and mine planning and optimization of its asset portfolio.

The Ore Reserve estimates in this document include the Ore Reserve below current infrastructure in the case of certain South African, Brazilian and Ghanaian underground mines which are in production.

By-products

Several by-products are recovered as a result of the processing of gold Ore Reserve. These include 162.03 million pounds (73,492 tonnes) of uranium oxide from the South African operations, 0.49 million tons (0.44 million tonnes) of sulfur from Brazil and 40.74 million ounces (1,267 tonnes) of silver from Argentina. Details of the by-product Ore Reserve is are given in the Mineral Resource and Ore Reserve Report 2012, which is available on the corporate website.

External Audit of Mineral Resource and Ore Reserve Statement

During the course of 2012, the following AngloGold Ashanti operations were subjected to external audits by a number of consulting companies:

•	Sadiola
•	Vaal River Surface Operations including Mine Waste Solutions
•	AGA Mineração - Córrego do Sítio

The company has been informed that the audits identified no material shortcomings in the process by which AngloGold Ashanti’s grade models were evaluated. It is the company’s intention to continue a process whereby each of its operations will be audited, on average, every three years.

Competent Persons

The information in this report that relates to the Ore Reserve is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of Exploration Results and Ore Reserves information in this report, in the form and context in which it appears.

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

Ore Reserve: Imperial	At December 31, 2012
	Proven Ore Reserve (1)(2)			Probable Ore Reserve (1)(2)			Metallurgical
			Gold			Gold	Recovery
	Tons(5)	Grade Content (1)		Tons (5)	Grade Content (1)		Factor
	(million)	(oz/ton)	(m oz)	(million)	(oz/ton)	(m oz)	percent

South Africa
Vaal River (6)
Great Noligwa	1.33	0.255	0.34	0.21	0.239	0.05	95.5
Kopanang	0.96	0.229	0.22	5.54	0.211	1.17	96.4
Moab Khotsong (2)	1.80	0.317	0.57	20.81	0.290	6.04	95.8-96.0 (4)
West Wits
Mponeng (2)	2.55	0.259	0.66	44.31	0.297	13.15	98.1
Savuka	0.29	0.174	0.05	3.34	0.150	0.50	97.3
TauTona	0.82	0.331	0.27	5.29	0.261	1.38	97.5

Surface
Surface sources (6)	156.20	0.007	1.05	723.47	0.008	6.12	51.5-93 (4)

Continental Africa
Democratic Republic of Congo
Kibali (45 percent) (3)	1.75	0.097	0.17	39.57	0.120	4.75	84.5; 91.3 (9)

Ghana
Iduapriem	24.87	0.039	0.96	27.40	0.046	1.25	95.0
Obuasi (2)	20.19	0.175	3.53	30.77	0.162	4.99	85.4

Guinea
Siguiri (85 percent) (3)	40.33	0.018	0.74	74.52	0.020	1.46	88.0-90.0 (4)

Mali
Morila (40 percent) (3)	-	-	-	1.70	0.035	0.06	88.8-89.0 (4)
Sadiola (41 percent) (3)	2.44	0.037	0.09	38.37	0.053	2.05	76.0-94.0 (4)
Yatela (40 percent) (3)	0.06	0.038	0.00	0.29	0.105	0.03	84.8

Namibia
Navachab	-	-	-	57.10	0.037	2.10	88.1

Tanzania
Geita	-	-	-	71.72	0.076	5.42	46.0-91.0 (4)

Australasia
Australia
Sunrise Dam	16.51	0.033	0.54	5.49	0.118	0.65	85.2-85.5 (4)
Tropicana (70 percent) (3)	20.01	0.066	1.33	24.06	0.058	1.40	90.0

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3)(7)	11.51	0.037	0.43	12.02	0.133	1.60	61.3-94.3 (4)

Brazil
AGA Mineraçáo (2)(8)	5.16	0.174	0.90	10.52	0.136	1.43	88.0-93.0 (4)
Serra Grande	5.08	0.085	0.43	3.24	0.102	0.33	93.7

United States of America
Cripple Creek & Victor	170.65	0.024	4.06	90.78	0.020	1.83	43.0-95.0 (4)

Total	482.50	0.034	16.34	1,290.52	0.045	57.74

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table below.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
(6)

The Vaal Reef Ore Reserve includes 162.03 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(7)	The Ore Reserve contains 40.74 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.49 million tons of sulfur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2012 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content
			(million ounces)
Moab Khotsong	14.95	0.280	4.18
Mponeng	25.49	0.346	8.82
Obuasi	3.56	0.385	1.37
AGA Mineração	4.57	0.149	0.68
Total	48.57	0.310	15.05

The Ore Reserve has been determined based on completed economic studies.

Rounding may result in computational differences.

Ore Reserve: Imperial	At December 31, 2011
	Proven Ore Reserve (1)			Probable Ore Reserve (1)(2)			Metallurgical
			Gold			Gold	Recovery
	Tons (5)	Grade Content (1)		Tons (5)	Grade Content (1)		Factor
	(million)	(oz/ton)	(m oz)	(million)	(oz/ton)	(m oz)	percent

South Africa
Vaal River (6)
Great Noligwa	3.66	0.229	0.84	1.57	0.183	0.29	95.8
Kopanang	2.05	0.197	0.40	12.78	0.187	2.39	96.5
Moab Khotsong (2)	1.50	0.303	0.46	21.10	0.310	6.54	96.5
West Wits
Mponeng (2)	5.09	0.276	1.41	41.99	0.300	12.62	98.2 (4)
Savuka	-	-	-	2.60	0.231	0.60	97.4
TauTona	0.81	0.346	0.28	6.19	0.265	1.64	97.4

Surface
Surface sources	-	-	-	546.11	0.009	4.96	76-88 (4)

Continental Africa
Democratic Republic of Congo
Kibali (45 percent) (3)	-	-	-	36.86	0.123	4.52	84.5; 91.3 (10)

Ghana
Iduapriem	31.52	0.038	1.21	29.59	0.045	1.34	95.0
Obuasi (2)	15.58	0.194	3.02	29.87	0.212	6.34	85.0

Guinea
Siguiri (85 percent) (3)	39.38	0.018	0.70	79.56	0.020	1.61	92 (4)

Mali
Morila (40 percent) (3)	0.63	0.050	0.03	2.95	0.033	0.10	88.8-89.0 (4)
Sadiola (41 percent) (3)	4.69	0.060	0.28	43.72	0.046	2.02	78-97.0
Yatela (40 percent) (3)	0.41	0.019	0.01	0.88	0.051	0.05	84.8

Namibia
Navachab	6.96	0.032	0.22	48.70	0.038	1.83	69.5 ; 86.7 (9)

Tanzania
Geita	-	-	-	62.10	0.076	4.74	46-91 (4)

Australasia
Australia
Sunrise Dam	16.35	0.034	0.55	8.33	0.117	0.97	84.8-86 (4)
Tropicana (70 percent) (3)	19.87	0.067	1.33	23.61	0.060	1.41	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3)(7)	11.64	0.040	0.46	14.16	0.124	1.76	95.0

Brazil
AGA Mineraçáo (2)(8)	5.78	0.182	1.05	7.51	0.140	1.05	88-93 (4)
Serra Grande (50 percent) (3)	2.05	0.098	0.20	1.61	0.109	0.17	93.9

United States of America
Cripple Creek & Victor	177.23	0.024	4.26	95.46	0.021	2.00	43-95 (4)

Total	345.20	0.048	16.72	1,117.25	0.053	58.95

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Probable Ore Reserve includes Ore Reserve below infrastructure. See table below.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
(6)

The Vaal Reef Ore Reserve includes 126.32 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(7)	The Ore Reserve contains 46.93 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.45 million tons of sulfur to be recovered as a by-product.
(9)	DMS plant and CIP plant, respectively.
(10)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2011 Probable Ore Reserve includes Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	13.91	0.312	4.34
Mponeng	35.20	0.325	11.46
Obuasi	2.99	0.381	1.14
AGA Mineração	2.96	0.158	0.47
Total	55.06	0.316	17.40

Rounding may result in computational differences.

Ore Reserve: Metric	At December 31, 2012
	Proven Ore Reserve (1)(2)			Probable Ore Reserve (1)(2)			Metallurgical
	Tonnes (6)	Grade	Gold	Tonnes (6)	Grade	Gold	Recovery factor
			Content			Content
	(million)	(g/t)	(tonnes)	(million)	(g/t)	(tonnes)	percent

South Africa
Vaal River(5)
Great Noligwa	1.21	8.77	10.60	0.19	8.62	1.62	95.5
Kopanang	0.87	7.92	6.89	5.03	7.25	36.44	96.4
Moab Khotsong(2)	1.63	10.83	17.61	18.88	9.95	187.87	95.8-96.0 (4)

West Wits
Mponeng(2)	2.31	8.88	20.54	40.20	10.17	408.91	98.1
Savuka	0.26	5.78	1.50	3.03	5.08	15.40	97.3
TauTona	0.74	11.19	8.25	4.80	8.96	43.04	97.5

Surface
Surface sources (5)	141.70	0.23	32.63	656.32	0.29	190.30	51.5-93 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3)	1.59	3.26	5.20	35.90	4.12	147.84	84.5; 91.3 (9)

Ghana
Iduapriem	22.56	1.32	29.88	24.86	1.56	38.72	95.0
Obuasi(2)	18.32	5.99	109.78	27.91	5.56	155.11	85.4

Guinea
Siguiri (85 percent)(3)	36.59	0.63	22.92	67.60	0.67	45.56	88.0-90.0 (4)

Mali
Morila (40 percent)(3)	-	-	-	1.54	1.14	1.75	88.8-89.0 (4)
Sadiola (41 percent)(3)	2.21	1.29	2.86	34.81	1.83	63.64	76.0-94.0 (4)
Yatela (40 percent)(3)	0.05	1.36	0.07	0.26	3.61	0.92	84.8

Namibia
Navachab	-	-	-	51.80	1.26	65.29	88.1

Tanzania
Geita	-	-	-	65.06	2.59	168.63	46.0-91.0 (4)

Australasia
Australia
Sunrise Dam	14.98	1.12	16.74	4.98	4.03	20.07	85.2-85.5 (4)
Tropicana (70 percent)(3)	18.15	2.28	41.46	21.83	1.99	43.48	90.0

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	10.44	1.29	13.49	10.90	4.56	49.71	61.3-94.3 (4)

Brazil
AGA Mineraçáo(2)(8)	4.68	5.99	28.07	9.54	4.66	44.41	88.8-93.0 (4)
Serra Grande	4.61	2.91	13.44	2.94	3.51	10.33	93.7

United States of America
Cripple Creek & Victor	154.81	0.81	126.16	82.35	0.69	56.83	43.0-95.0 (4)

Total	437.72	1.16	508.11	1,170.74	1.53	1,795.90

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Probable and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table below.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)

The Vaal Reef Ore Reserve includes 73.5 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)	The Ore Reserve contains 1,267 tonnes of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.44 million tonnes of sulfur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2012 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Moab Khotsong	13.56	9.59	129.99
Mponeng	23.12	11.87	274.40
Obuasi	3.23	13.23	42.69
AGA Mineração	4.15	5.07	21.04
Total	44.06	10.62	468.12

Rounding may result in computational differences.

Ore Reserve: Metric	At December 31, 2011
	Proven Ore Reserve (1)			Probable Ore Reserve (1)(2)			Metallurgical
	Tonnes(6)	Grade	Gold	Tonnes(6)	Grade	Gold	Recovery factor
			Content			Content
	(million)	(g/t)	(tonnes)	(million)	(g/t)	(tonnes)	percent

South Africa
Vaal River (5)
Great Noligwa	3.32	7.85	26.06	1.42	6.27	8.90	95.8
Kopanang	1.86	6.75	12.54	11.59	6.42	74.43	96.5
Moab Khotsong(2)	1.36	10.40	14.16	19.14	10.63	203.52	96.5

West Wits
Mponeng(2)	4.62	9.47	43.73	38.09	10.30	392.47	98.2(4)
Savuka	-	-	-	2.36	7.90	18.67	97.4
TauTona	0.73	11.85	8.68	5.61	9.08	50.99	97.4

Surface
Surface sources	-	-	-	495.42	0.31	154.43	76-88(4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3)	-	-	-	33.44	4.21	140.69	84.5; 91.3 (10)

Ghana
Iduapriem	28.59	1.32	37.70	26.85	1.56	41.74	95.0
Obuasi(2)	14.13	6.66	94.07	27.10	7.28	197.31	85.0

Guinea
Siguiri (85 percent)(3)	35.72	0.61	21.90	72.18	0.69	49.97	92 (4)

Mali
Morila (40 percent)(3)	0.57	1.71	0.98	2.67	1.14	3.04	88.8-89.0 (4)
Sadiola (41 percent)(3)	4.26	2.05	8.71	39.66	1.58	62.76	78-97.0
Yatela (40 percent)(3)	0.37	0.64	0.24	0.80	1.75	1.40	84.8

Namibia
Navachab	6.31	1.09	6.88	44.18	1.29	56.88	69.5 ; 86.7 (9)

Tanzania
Geita	-	-	-	56.34	2.62	147.47	46-91 (4)

Australasia
Australia
Sunrise Dam	14.84	1.16	17.24	7.56	4.00	30.20	84.8-86 (4)
Tropicana (70 percent)(3)	18.03	2.30	41.45	21.42	2.04	43.75	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	10.56	1.35	14.30	12.85	4.25	54.64	95.0

Brazil
AGA Mineraçáo(8)	5.25	6.23	32.68	6.81	4.81	32.74	88-93 (4)
Serra Grande (50 percent) (3)	1.86	3.36	6.24	1.46	3.72	5.43	93.9

United States of America
Cripple Creek & Victor	160.78	0.82	132.48	86.60	0.72	62.06	43-95 (4)

Total	313.16	1.66	520.04	1,013.56	1.81	1,833.51

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Probable Ore Reserve includes Ore Reserve below infrastructure. See table below.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)

The Vaal Reef Ore Reserve includes 57.3 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)	The Ore Reserve contains 1 459 tonnes of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.41 million tonnes of sulfur to be recovered as a by-product.
(9)	DMS plant and CIP plant, respectively.
(10)	Open pit and underground mining, respectively.

Rounding may result in computational differences.

The 2011 Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Moab Khotsong	12.62	10.70	134.95
Mponeng	31.93	11.16	356.30
Obuasi	2.71	13.08	35.49
AGA Mineração	2.68	5.43	14.57
Total	49.95	10.84	541.31

Rounding may result in computational differences.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At December 31, 2012

	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)

South Africa
Surface sources (2)	879.66	0.008	7.17

Continental Africa
Ghana
Iduapriem	7.33	0.024	0.18
Obuasi	0.12	0.130	0.02

Guinea
Siguiri (85 percent) (1)(3)	67.63	0.017	1.12

Mali
Morila (40 percent) (1)	1.70	0.033	0.06
Sadiola (41 percent) (1)	4.00	0.059	0.24
Yatela (40 percent) (1)	0.06	0.041	0.00

Namibia
Navachab	12.48	0.020	0.25

Tanzania
Geita	12.26	0.036	0.44

Australasia
Australia
Sunrise Dam	16.51	0.033	0.54
Tropicana (70 percent) (1)	0.32	0.051	0.02

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	12.83	0.018	0.23

Brazil
Serra Grande	0.09	0.055	0.00

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralized operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At December 31, 2011

	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)

South Africa
Surface sources (2)	546.11	0.009	4.96

Continental Africa
Ghana
Iduapriem	6.28	0.027	0.17

Guinea
Siguiri (85 percent) (1)(3)	66.59	0.016	1.09

Mali
Morila (40 percent) (1)	3.58	0.036	0.13
Sadiola (41 percent) (1)	4.69	0.060	0.28
Yatela (40 percent) (1)	0.41	0.019	0.01

Namibia
Navachab	4.47	0.031	0.14

Tanzania
Geita	12.16	0.036	0.43

Australasia
Australia
Sunrise Dam	15.92	0.033	0.53

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	14.23	0.019	0.27

Brazil
Serra Grande (50 percent) (1)	0.03	0.055	0.00

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralized operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At December 31, 2012

	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)

South Africa
Surface sources (2)	798.01	0.28	222.93

Continental Africa
Ghana
Iduapriem	6.65	0.83	5.53
Obuasi	0.11	4.28	0.49

Guinea
Siguiri (85 percent) (1)(3)	61.35	0.57	34.98

Mali
Morila (40 percent) (1)	1.54	1.14	1.75
Sadiola (41 percent) (1)	3.63	2.04	7.40
Yatela (40 percent) (1)	0.05	1.36	0.07

Namibia
Navachab	11.32	0.70	7.89

Tanzania
Geita	11.12	1.23	13.67

Australasia
Australia
Sunrise Dam	14.98	1.12	16.74
Topicana (70 percent) (1)	0.29	1.76	0.51

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	11.64	0.62	7.22

Brazil
Serra Grande	0.08	1.96	0.15

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralized operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At December 31, 2011

	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)

South Africa
Surface sources (2)	495.42	0.31	154.43

Continental Africa
Ghana
Iduapriem	5.70	0.94	5.32

Guinea
Siguiri (85 percent) (1)(3)	60.41	0.56	33.94

Mali
Morila (40 percent) (1)	3.25	1.24	4.02
Sadiola (41 percent) (1)	4.26	2.05	8.71
Yatela (40 percent) (1)	0.37	0.64	0.24

Namibia
Navachab	4.06	1.06	4.31

Tanzania
Geita	10.50	1.25	13.10

Australasia
Australia
Sunrise Dam	14.44	1.14	16.43

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	12.91	0.64	8.28

Brazil
Serra Grande (50 percent) (1)	0.03	1.89	0.05

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralized operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Drill hole spacing: Imperial

In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following drill hole spacings:

Drill Hole Spacings
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 grid thereafter	From a 131 x 131 foot spacing up to 3281 x 3281 foot spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	33 x 16 feet	131 x 131 feet
Ghana
Iduapriem	33 x 49 feet, 164 x 164 feet 164 x 246 feet, 328 x 164 feet	164 x 246 feet, 164 x 328 feet, 328 x 246 feet
Obuasi	33 x 33 feet, 66 x 66 feet, 131 x 66 feet	98 x 98 feet, 164 x 164 feet, 197 x 197 feet
Guinea
Siguiri	16 x 33 feet, 16 x 39 feet, 33 x 33 feet	66 x 131 feet, 82 x 82 feet, 164 x 82 feet
Mali
Sadiola	16 x 33 feet, 82 x 82 feet	33 x 33 feet, 82 x 82 feet, 164 x 82 feet
Yatela	33 x 16 feet, 82 x 82 feet	82 x 82 feet, 115 x 148 feet
Namibia
Navachab	16 x 33 feet, 33 x 33 feet	82 x 82 feet
Tanzania
Geita	16 x 33 feet, 16 x 16 feet	66 x 66 feet, 131 x 131 feet, 164 x 164 feet
Australasia
Australia
Sunrise Dam	33 x 33 feet, 82 x 82 feet	66 x 66 feet, 131 x 131 feet
Tropicana	33 x 39 feet, 82 x 82 feet	164 x 164 feet
Americas
Argentina
Cerro Vanguardia	10 x 49 feet, 41 x 16 feet	131 x 131 feet
Brazil
AGA Mineraçáo	49 x 49 feet, 66 x 33 feet, 82 x 82 feet, 98 x 98 feet, 98 x 197 feet	98 x 82 feet, 164 x 98 feet, 164 x 164 feet, 98 x 197 feet, 410 x 82 feet, 98 x 98 feet, 197 x 197 feet
Serra Grande	33 x 33 feet, 66 x 33 feet	33 x 66 feet, 66 x 164 feet, 328 x 82 feet
United States of America
Cripple Creek & Victor	<98 x 98 feet	148 x 148 feet

Drill hole spacing: Metric

In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following table of drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 meter spacing on raise lines and on a 5 x 5 grid thereafter	From a 40 x 40 meter spacing up to 1000 x 1000 meter spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	10 x 5 meter	40 x 40 meter
Ghana
Iduapriem	10 x 15 meter, 50 x 50 meter, 50 x 75 meter, 100 x 50 meter	50 x 75 meter, 50 x 100 meter, 100 x 75 meter
Obuasi	10 x 10 meter, 20 x 20 meter, 40 x 20 meter	30 x 30 meter, 50 x 50 meter, 60 x 60 meter
Guinea
Siguiri	5 x 10 meter, 5 x 12 meter, 10 x 10 meter	20 x 40 meter, 25 x 25 meter, 50 x 25 meter
Mali
Sadiola	5 x 10 meter, 25 x 25 meter	10 x 10 meter, 25 x 25 meter, 50 x 25 meter
Yatela	10 x 5 meter, 25 x 25 meter	25 x 25 meter, 35 x 45 meter
Namibia
Navachab	5 x 10 meter, 10 x 10 meter	25 x 25 meter
Tanzania
Geita	5 x 10 meter, 5 x 5 meter	20 x 20 meter, 40 x 40 meter, 50 x 50 meter
Australasia
Australia
Sunrise Dam	10 x 10 meter, 25 x 25 meter	20 x 20 meter, 40 x 40 meter
Tropicana	10 x 12 meter, 25 x 25 meter	50 x 50 meter
Americas
Argentina
Cerro Vanguardia	3 x 15 meter, 12.5 x 5 meter	40 x 40 meter
Brazil
AGA Mineraçáo	15 x 15 meter, 20 x 10 meter, 25 x 25 meter, 30 x 30 meter, 30 x 60 meter	30 x 25 meter, 50 x 30 meter, 50 x 50 meter, 30 x 60 meter, 125 x 25 meter, 30 x 30 meter, 60 x 60 meter
Serra Grande	10 x 10 meter, 20 x 10 meter	10 x 20 meter, 20 x 50 meter, 100 x 25 meter
United States of America
Cripple Creek & Victor	<30 x 30 meter	45 x 45 meter

ITEM 4A:  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under US GAAP for the three years ended and as at December 31, 2012, 2011 and 2010.

This item should be read in conjunction with the Company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

The principal accountant of AngloGold Ashanti has made reference to the work of other auditors in its report on the consolidated financial statements of AngloGold Ashanti Limited for the years ended December 31, 2010 and 2012 and therefore in compliance with Regulation S-X Rule 2-05 the separate reports of the other auditors are included in Item 18.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the Company also produces silver, uranium oxide and sulfuric acid as by-products. The Company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:

•	South Africa (comprising the Vaal River and West Wits operations)
•	Continental Africa (comprising Ghana, Guinea, Mali, Namibia, the DRC and Tanzania operations)
•	Australasia (comprising Australia)
•	Americas (comprising Argentina, Brazil and United States of America)

In particular, AngloGold Ashanti has 21 operations in the four regions comprising open-pit and underground mines and surface metallurgical plants, which are supported by extensive, yet focused, exploration activities. For more information on the Company’s business and operations, see “Item 4B.: Business Overview – Products, operations and geographical locations”.

As at December 31, 2012 the Company had on an attributable basis, Proven and Probable Ore Reserves of approximately 74.1 million ounces (including joint ventures). For the year ended December 31, 2012, AngloGold Ashanti had an attributable gold production of approximately 3.9 million ounces (including joint ventures).

AngloGold Ashanti’s costs and expenses consist primarily of production costs, royalties, exploration, general and administration costs and depreciation, depletion and amortization. Production costs include labor, mining contracts, fuel, lubricants, power, consumable stores (which include explosives, timber and other consumables), utilities and costs of environmental rehabilitation. The Company’s mining operations consist of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive, therefore labor is a significant component of production costs.

Outlook

Gold production for 2013 is forecast to be between 4.1 million and 4.4 million ounces. Capital expenditure is expected to be approximately $2.10 billion in 2013 (2012: $2.15 billion).

AngloGold Ashanti’s results of operations, financial condition and prospects, as well as the company’s ability to meet its targets, may be adversely affected by a number of factors, risks and uncertainties, some of which are beyond the company’s control, including gold prices, exchange rate fluctuations, inflation, as well as political, mining and other risks. In particular, our production outlook is subject to, among other things, labor disruptions, unplanned stoppages and safety-related interventions, the stability and availability of power as well as other operational risks. Certain of these risks, uncertainties and other factors are described in “Item 3D.: Risk factors”. See also “Note regarding forward-looking statements”.

5A.	OPERATING RESULTS

INTRODUCTION

Economic uncertainty that characterized the major economies of the United States and Europe during 2011 continued into 2012. The gold price did not necessarily reflect such heightened uncertainty. Gold traded in a band between $1,565 per ounce and $1,785 per ounce, averaging $1,651 per ounce for the first three quarters of 2012.

In September 2012, the Federal Reserve announced a further round of quantitative easing (QE 3) which corresponded with an increase in the gold price above $1,700 per ounce for a short period of time before the gold price retreated once more below $1,700 per ounce level and it closed the year at $1,674 per ounce. The spot price averaged $1,668 per ounce for 2012, which is a 6 percent increase on the average price of $1,572 per ounce for 2011.

Physical demand for gold in 2012 was similarly disappointing with both major regions, India and China, reporting lower offtake year on year. India’s demand was impacted due to a jewellers’ strike and increased import duties, while China’s slowing economy saw jewellery demand fall 4.5 tonnes year on year.

As AngloGold Ashanti had eliminated its hedge book in 2010, it had full exposure to the higher spot gold prices in 2011 and 2012 as reflected in the increased net income over the period 2010 to 2012, notwithstanding lower production levels, exchange rate variances and increased costs.

Key factors affecting results

Gold prices

AngloGold Ashanti’s operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond its control, including investment, jewellery and industrial demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (IMF), global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold is often subject to sharp, short-term changes.

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

Yearly average spot gold prices have increased during the three years under review as follows:

•	2010 - $1,227 per ounce
•	2011 - $1,572 per ounce
•	2012 - $1,668 per ounce

AngloGold Ashanti’s net income for 2010 was adversely impacted by its hedge book, which was eliminated in the same year. Since the elimination of the hedge book, the Company has been fully exposed to spot gold prices, which resulted in higher income from gold sales.

In the first quarter of 2013, the gold price came under some pressure and it reached lows of $1,626 per ounce on January 14, 2013 due to muted jewellery demand from India and lower than anticipated investment demand. During the period from Friday, April 12, 2013 through Monday, April 15, 2013 the price of gold dropped $228 per ounce. On April 19, 2013, the afternoon fixing price for gold on the London Bullion Market was $1,404 per ounce. If revenue from gold sales falls for an extended period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue production at some or all of its operations. Declining gold prices may also force a reassessment of the feasibility of a particular exploration or development project or projects, and could lead to the curtailment or suspension of such projects. A sustained decrease in gold prices may force the Company to change its dividend payment policies, reduce expenditures and undertake measures to address its cost base. In addition, the use of lower gold prices in reserve calculations and life-of-mine plans could result in material write-downs of the Company’s investment in mining properties and increase amortization, reclamation and closure charges.

Production levels

In addition to gold prices, AngloGold Ashanti’s revenue in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) declined from 4.5 million ounces in 2010 to 3.9 million ounces in 2012. The decline in production levels is due to a variety of factors, as follows:

•

South Africa: 32 percent decline in production primarily due to the unprotected strike action during September 2012 and October 2012 and increased levels of safety related stoppages at the mines resulting in lower tonnages being mined and processed.

•

Continental Africa: 2 percent increase in production, with production levels declining in Ghana, Guinea, Namibia and Mali primarily due to lower recovered grades, compensated for by higher production from Tanzania primarily as a result of improved grades and productivity improvements.

•	Australasia: 35 percent decline in production primarily due to unprecedented rainfalls, pitwall and access ramp failure at Sunrise Dam, together with forecast decline in grades at the mine.
•	Americas: 13 percent increase in production from Americas primarily due to grade and productivity improvements.

Grades from gold ore bodies tend to decline as they mature over time. With a view to reversing the grade decline, the Company embarked on the following initiatives:

•

Short-term: Continued implementation of Project ONE and aims to put in place optimum resources, business processes to restore stability, initially by minimizing variations, and once stable, to further enhance productivity.

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

Foreign exchange fluctuations

Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs and net income tend to be adversely impacted by local currency strength and favorably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentinean Peso, Ghanaian Cedi and other local currencies. As set out below, during the year ended December 31, 2012, the US dollar strengthened and the South African Rand and Brazilian Real weakened, which had a favorable impact on AngloGold Ashanti’s US Dollar denominated production costs.

Average annual exchange rates to the US dollar	2012	2011	2010
South African Rand	8.20	7.26	7.30
Brazilian Real	1.95	1.68	1.76
Australian Dollar	0.97	0.97	1.09

In 2012, the Company derived 58 percent (55 percent including joint ventures) of its revenues from South Africa, Brazil, Australia and Argentina, and incurred 59 percent (55 percent including joint ventures) of its production costs in these local currencies. A one percent strengthening of these local currencies against the US dollar will result in an increase in total cash costs, under IFRS, incurred of about $6 per ounce.

Certain exchange controls are currently in force in most emerging markets in which the Company operates, including, for example, South Africa and Argentina. In the case of South Africa, though the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. The government has indicated its intention to relax exchange controls over time. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see “Item 10D.: Exchange controls”.

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

AngloGold Ashanti employs over 60,000 people globally, most of whom are members of trade unions, particularly in South Africa, Continental Africa and the Americas. Labor accounts for a significant component of production costs and are impacted by annual wage increases. During the period under review, trade unions have been successful in negotiating and securing higher than inflationary wage increases. During the years ended December 31, 2010, 2011 and 2012, management used Project ONE benefits arising from productivity improvements to offset some of the increases.

Energy costs, comprising power, fuel and lubricants, are another material component of production costs. Due to the remote location of some of its mines in Continental Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of oil has recently been volatile, fluctuating between $88.40 and $130.57 per barrel of Brent crude in 2012. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.87 per ounce with the cash costs of certain of the company’s mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which are more dependent on fuel, being more sensitive to changes in the price of oil. However, the impact under US GAAP could be different. Energy costs, even in business segments which are supported by grid power, like South Africa, have increased considerably over the three year period, with price increases from Eskom (South Africa’s power utility) of approximately 26 percent per annum, far higher than average inflation. These increases have adversely impacted production costs.

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

Discounted closure liabilities (excluding joint ventures) increased from $653 million in 2011 to $758 million in 2012. This change is largely attributable to an overall average change in mine plans resulting in accelerated cash flows, change in economic assumptions, discount rates and changes in design of tailings storage facilities.

Exploration costs

The Company has incurred increasing amounts of exploration expenditure during the years ended December 31, 2010, 2011 and 2012 in order to replenish depleting gold reserves and bring new ore bodies into pre-feasibility or feasibility. The exploration costs incurred over the last three fiscal years amounted to $206 million in 2010, $279 million in 2011 and $388 million in 2012 and have adversely impacted net income.

General and administrative costs

In order to meet AngloGold Ashanti’s strategic objectives, management has incurred increasing levels of costs to build talent, capacity and expertise globally and in particular to support its Project ONE initiatives. The increase in general and administrative costs over the 2010 - 2012 period had an adverse impact on net income. The general and administrative costs incurred over such period amounted to $228 million in 2010, $287 million in 2011 and $299 million in 2012.

Royalties

Royalties, which are generally calculated as a percentage of revenue, increased from the $142 million incurred in 2010 to $164 million incurred in 2012, primarily due to the higher spot gold prices resulting in increased royalties.

Royalties are likely to continue to increase in the coming years as in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased during the 2010—2012 period largely due to higher capital expenditure, reassessment of useful lives of assets and revisions in life of mine plans. Due to the higher capital investment expenditure required to complete new projects, depreciation, depletion and amortization is likely to continue to increase in the coming years.

Impairments

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors, such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.

If any of these uncertainties occur either alone or in combination, management could be required to recognize impairments. The impairment charges AngloGold Ashanti incurred on long-lived assets amounted to $91 million in 2010, $17 million in 2011 and $367 million in 2012. See “Note 5 – Costs and Expenses” to the consolidated financial statements for a detailed description of impairments.

When reviewing goodwill and other long-lived assets for impairment, AngloGold Ashanti’s assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long term gold price of $1,584 per ounce in 2012 and $1,530 per ounce in 2011, were based on a range of economic and market conditions, which were expected to exist over the remaining useful life of the assets.

AngloGold Ashanti considers the long term fundamentals that provide support to the gold price assumption. These include, amongst other things, gold as a long term store of value, hedge against inflation, safe haven status, strong physical demand from emerging markets, central bank purchases, quantitative easing and devaluation of paper currency, falling global mine production and rising costs of producing gold, all of which represent significant and enduring trends supportive of AngloGold Ashanti’s gold price assumption.

The actual gold price averaged $1,668 per ounce in 2012 and $1,572 per ounce in 2011. The gold price in 2013 has been subject to volatile short term swings and has averaged $1,632 per ounce in the first quarter of 2013 and closed at $1,404 per ounce on April 19, 2013.

AngloGold Ashanti will continue to monitor the underlying long term factors driving the gold price and will review its gold price assumption, should it consider it appropriate to do so. Should the gold price assumption used in 2012 be revised significantly downward for any reason (by more than 10 percent), goodwill related to Mine Waste Solutions and long-lived assets related to Great Noligwa are most vulnerable to impairment.

Furthermore, should the gold price fall and remain at such lower levels, management will consider, in addition to other mitigating factors, reviewing and amending the life of mine plans to reduce expenditures, optimize costs and increase cash flows in respect of its mining assets.

Taxation

Taxation expense increased significantly over the period from an expense of $255 million in 2010 to an expense of $340 million in 2012. The sharp increase in the tax charge is a result of utilization of tax losses and higher spot prices resulting in higher pre-tax net income.

Taxation expense is likely to continue to increase in the coming years, as host governments in a number of jurisdictions increasingly seek to obtain a higher share of revenue by increasing rates of existing taxes and introducing new taxes on gold mines.

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in assessing a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.

Acquisitions and dispositions are described in note 3 to the consolidated financial statements, “Acquisitions and disposals of businesses and assets”. See also note 29 to the consolidated financial statements, “Subsequent events”. The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, assuming that acquisitions and disposals took place on the effective date of these transactions.

South African economic and other factors

AngloGold Ashanti is a company domiciled in South Africa with significant operations in South Africa. As a result, the Company is subject to various economic, fiscal and monetary factors that affect South African companies generally.

Comparison of operating performance in 2012, 2011 and 2010

The following table presents operating data for the AngloGold Ashanti group for the three year period ended December 31, 2012:

Operating data for AngloGold Ashanti	Year ended December 31
	2012	2011	2010
Total attributable gold production (thousand ounces)	3,944	4,331	4,515
Total cash costs ($/oz)(1)	884	733	627
Total production costs ($/oz) (1)	1,103	948	812
Production costs (million US dollars) - per financial statements	3,183	2,977	2,656
Capital expenditure (million US dollars)	2,154	1,527	1,015
- Consolidated entities	1,851	1,439	973
- Equity accounted joint ventures	303	88	42

(1)	Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.

Attributable gold production

Production in 2012

For the year ended December 31, 2012, AngloGold Ashanti’s total attributable gold production from continuing operations at 3.94 million ounces was 390,000 ounces, or 9 percent, lower as compared to the 2011 production of 4.33 million ounces.

In South Africa, gold production decreased by 25 percent, or 411,000 ounces, in 2012 as compared to 2011. The lower output was mainly due to the unprotected strike action from September 20, 2012 to October 25, 2012 and the slow start-up thereafter and safety and associated stoppages during the year.

Production decreased by 3 percent, or 48,000 ounces, in 2012 in Continental Africa mainly due to a lower recovered grades at Obuasi, Iduapriem, Sadiola and Morila. The decrease was partially offset by higher production at Geita where gold production increased by 37,000 ounces.

Production increased by 5 percent, or 12,000 ounces, in 2012 in Australia as operations at Sunrise Dam recovered from flood related disruption the previous year.

In the Americas region, production increased by 7 percent, or 61,000 ounces, to 952,000 ounces. In Brazil the increase was mainly due the 100 percent ownership, effective July 1, 2012, of Serra Grande and the ramping up of production from the Córrego do Sítio sulfide project commissioned in July 2011. In Argentina at Cerro Vanguardia, the increase of production was mainly due to the higher yield in line with the production plan. The increase was partially offset by lower production at Cripple Creek & Victor in North America due to lower recovered grades.

Production in 2011

For the year ended December 31, 2011, AngloGold Ashanti’s total attributable gold production from continuing operations at 4.33 million ounces was 184,000 ounces, or 4 percent, lower when compared to 2010 production of 4.52 million ounces.

In South Africa, gold production decreased by 9 percent or 160,000 ounces in 2011 of which 63,000 ounces relate to the sale of Tau Lekoa effective August 1, 2010. The balance of the production decrease occurred across most of the South African mines. The lower output was mainly due to industrial strike actions and an increased number of government imposed safety related stoppages. At TauTona, a decision was taken early in 2011, following a significant seismic event, to cease mining of the Ventersdorp Contact Reef (VCR) shaft pillar and remove it from the immediate mine plan in the interests of safety. This decision contributed to the decline in output. Great Noligwa experienced lower production due to a combination of ore pass blockages and the closure of two haulages.

Production increased by 5 percent or 79,000 ounces in 2011 in Continental Africa mainly due to a significant increase in production at Geita in Tanzania, where gold produced increased from 357,000 ounces in the year ended December 31, 2010 to 494,000 ounces in 2011. The increase in production was due to the mining of higher grade material in 2011. This increase was partially offset by lower production at Yatela, Siguiri and Navachab due to lower recovered grades.

Production decreased by 38 percent or 150,000 ounces in 2011 in Australia mainly due to the impact of unprecedented heavy rainfall and the ramp failure in the first quarter of 2011 at Sunrise Dam in Australia, which severely affected all aspects of the operation during the rest of the year.

In the Americas region, production increased by 6 percent or 49,000 ounces to 891,000 ounces. The increase was mainly due to better ounce recovery from the heap leach pad at Cripple Creek & Victor in North America, which benefited from better pad pH chemistry and the strategy of stacking higher grade ore closer to the pad liner. In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, higher tonnage and grades contributed to increased production. These increases were partially offset by lower production at Serra Grande in Brazil due to lower recovered grades.

Total cash costs and total production costs

Comparison of total cash costs and total production costs in 2012 with 2011

Most local currencies (South Africa, Argentina and Brazil) were on average weaker against the US dollar during 2012 compared to 2011. Consequently, total cash costs in US dollar terms were positively impacted for 2012.

Cash costs per ounce at all of the operations situated in South Africa increased in 2012 when compared to 2011, largely a result of lower production due to the unprotected strike action during September and October 2012, partially offset by weakening of the rand.

Geita, in Tanzania, reported a 34 percent increase in cash costs from $488 per ounce in 2011 to $652 per ounce in 2012. This was mainly as a result of an increase in inventory adjustments, consumables and contract labor costs. This increase was partially offset by increased production.

In Mali, at Morila, cash costs decreased in 2012 to $765 per ounce compared to $818 per ounce in 2011 mainly due to a decrease in inventory on hand allocations partially offset by lower production. At Sadiola, cash costs increased from $835 per ounce in 2011 to $1,220 per ounce in 2012. This increase was primarily driven by lower production, increases in fuel prices, mining contractor costs and inventory adjustments. The cash costs at Yatela increased from $1,483 per ounce in 2011 to $1,793 per ounce in 2012 mainly due to an increase in inventory on hand allocations.

In Ghana, at Obuasi, cash costs increased in 2012 to $1,189 per ounce compared to $859 per ounce in 2011 mainly due to the decline in production and an increase in the power tariff, other service related costs and labor costs. At Siguiri, in Guinea, cash costs increased to $935 per ounce in 2012 from $871 per ounce in 2011 mainly due to the decline in production, higher fuel prices, an increase in inventory on hand allocations and increased costs related to labor.

In the United States, Cripple Creek reported a $71 per ounce increase in cash costs to $640 per ounce in 2012 due primarily to rising commodity prices (diesel fuel, in particular), increased labor costs and a decline in production. In Brazil at AngloGold Ashanti Córrego do Sítio Mineração, cash costs increased to $711 per ounce in 2012 from $571 per ounce in 2011 driven largely by higher labor and operational development costs partially offset by higher production. At Serra Grande cash costs decreased by $24 per ounce to $827 per ounce in 2012 due to an increase in production of 31,000 ounces partially offset by an increase in inventory on hand allocations and other service related costs.

In Australia, at Sunrise Dam, cash costs decreased in 2012 to $1,178 per ounce compared to $1,362 per ounce in 2011, mainly due to an 12,000 ounce increase in production as operations recovered from the flood related disruption the previous year and the effect of a $30 million recovery from settled insurance claims for the flood disruptions. The decrease was partially offset by the stronger Australian Dollar which negatively impacted cash costs per ounce.

Overall the Company’s total cash costs in 2012 increased by $151 per ounce, or 21 percent, when compared to the previous year. Of these increased costs, inflation accounted for $62 per ounce and lower production accounted for $101 per ounce. The weakening of local currencies accounted for $42 per ounce partially offsetting the increase.

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

Overall the Company’s total cash costs in 2011 increased by $106 per ounce, or 17 percent, when compared to the previous year. Of this increase, inflation accounted for $47 per ounce, lower production accounted for $20 per ounce, royalties accounted for $12 per ounce and local currency strength accounted for $9 per ounce.

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

A reconciliation of production costs as included in the company’s audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2012 is presented below. In addition, the Company has provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2012

Operations in South Africa

(in $ millions, except as otherwise noted)

Production costs	102	165	157	253	38	172	(2)	121	1,006	50
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	-	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	1	1	12	(2)	-	(2)	30	-	40	(18)
Plus:
Inventory movement	-	1	-	-	-	-	1	-	2	-
Royalties	1	2	2	13	1	6	-	-	25	-
Related party transactions (2)	(1)	(2)	(2)	(5)	(1)	(2)	-	(1)	(14)	-
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	(20)
Total cash costs	103	167	169	259	38	174	29	120	1,059	12
Plus:
Depreciation, depletion and amortization	22	42	91	69	11	64	7	4	310	15
Employee severance costs	1	2	1	1	-	1	-	-	6	-
Rehabilitation and other non-cash costs	(1)	(1)	(12)	2	-	2	(30)	-	(40)	18
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	-	4
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	(5)
Total production costs	125	210	249	331	49	241	6	124	1,335	44
Gold produced (000’ ounces) (4)	84	164	162	405	37	189	28	144	1,213	-
Total cash costs per ounce (5)	1,226	1,018	1,043	640	1,027	921	1,036	833	873	-
Total production costs per ounce (5)	1,488	1,280	1,537	817	1,324	1,275	214	861	1,101	-

For the year ended December 31, 2012

Operations in Ghana, Guinea, Mali, Namibia, Tanzania, Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Production costs	167	348	245	-	-	-	73	325	1,158	292	145	127	295	110	677
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	52	111	47	-	-	210	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	(7)	(29)	(12)	2	2	(1)	(2)	(8)	(55)	-	(9)	(4)	(20)	1	(32)
Plus:
Inventory movement	(3)	-	16	-	(1)	1	-	(4)	9	1	78	(4)	1	(4)	71
Royalties	9	14	23	8	10	3	4	33	104	11	11	33	-	1	45
Related party transactions(2)	-	-	-	-	-	2	-	-	2	-	-	-	-	-	-
Adjusted for:
Noncontrolling interests (3)	-	-	(41)	-	-	-	-	-	(41)	-	-	(11)	-	(27)	(38)
Total cash costs	166	333	231	62	122	52	75	346	1,387	304	225	141	276	81	723
Plus:
Depreciation, depletion and amortization	30	79	27	4	3	2	14	68	227	34	46	35	113	24	218
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	1	3	-	4
Rehabilitation and other non-cash costs	7	29	12	(2)	(2)	1	2	8	55	-	9	4	20	(1)	32
Adjusted for:
Noncontrolling interests(3)	-	-	(5)	-	-	-	-	-	(5)	-	-	(1)	-	(8)	(9)
Total production costs	203	441	265	64	123	55	91	422	1,664	338	280	180	412	96	968
Gold produced (000’ ounces)(4)	180	280	247	81	100	29	74	531	1,522	258	247	219	388	98	952
Total cash costs per ounce(5)	922	1,189	935	765	1,220	1,793	1,014	652	911	1,178	(7) 640	644	711	827	759
Total production costs per ounce(5)	1,128	1,575	1,073	790	1,230	1,897	1,230	795	1,093	1,310	1,134	822	1,062	980	1,017

For the year ended December 31, 2012

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

Total
Production costs per financial statements	3,183
Plus:
Production costs of equity accounted joint ventures (1)	210
Less:
Rehabilitation costs & other non-cash costs	(65)
Plus/(less):
Inventory movement	83
Royalties	185
Related party transactions (2)	(12)
Adjusted for:
Noncontrolling interests (3)	(79)
Non-gold producing companies and adjustments	(20)
Total cash costs	3,485
Plus:
Depreciation, depletion and amortization	804
Employee severance costs	10
Rehabilitation and other non-cash costs	65
Adjusted for:
Noncontrolling interests (3)	(10)
Non-gold producing companies and adjustments	(5)
Total production costs	4,349
Gold produced (000’ ounces) (4)	3,944
Total cash costs per ounce (5)	884
Total production costs per ounce (5)	1,103
(1)	Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)

In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6)	Corporate includes non-gold producing subsidiaries.

(7)	Total cash costs per ounce calculation includes heap-leach inventory change.

For the year ended December 31, 2011

Operations in South Africa

(in $ millions, except as otherwise noted)

Production costs	109	201	174	-	248	40	188	110	1,070	24
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	-	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	-	(2)	-	-	-	(1)	(1)	-	(4)	1
Plus:
Inventory movement	-	-	-	-	-	-	-	-	-	-
Royalties	4	13	11	-	29	3	14	-	74	-
Related party transactions (2)	(1)	(2)	(2)	-	(3)	-	(2)	(1)	(11)	-
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	(29)
Total cash costs	112	210	183	-	274	42	199	109	1,129	(4)
Plus:
Depreciation, depletion and amortization	23	78	101	-	70	1	75	4	352	16
Employee severance costs	1	2	1	-	2	1	2	-	9	1
Rehabilitation and other non-cash costs	-	2	-	-	-	1	1	-	4	(1)
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	-	(24)
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	(7)
Total production costs	136	292	285	-	346	45	277	113	1,494	(19)
Gold produced (000’ ounces) (4)	94	307	266	-	500	49	244	164	1,624	-
Total cash costs per ounce (5)	1,191	684	688	-	547	857	816	665	695	-
Total production costs per ounce (5)	1,447	951	1,071	-	691	918	1,135	689	920	-

For the year ended December 31, 2011

Operations in Ghana, Guinea, Mali, Namibia, Tanzania, Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Production costs	176	324	252	-	-	-	59	220	1,031	325	135	53	220	119	527
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	72	92	41	-	-	205	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	(18)	(69)	(11)	-	(2)	(1)	(1)	(10)	(112)	-	(17)	(8)	(24)	(18)	(67)
Plus:
Inventory movement	-	(1)	(8)	-	-	(1)	1	8	(1)	1	67	13	9	6	95
Royalties	9	15	23	9	11	3	3	23	96	9	8	27	-	2	37
Related party transactions(2)	-	-	-	-	-	1	-	-	1	-	-	-	-	-	-
Adjusted for:
Noncontrolling interests (3)	-	-	(39)	-	-	-	-	-	(39)	-	-	(6)	-	(52)	(58)
Total cash costs	167	269	217	81	101	43	62	241	1,181	335	193	79	205	57	534
Plus:
Depreciation, depletion and amortization	29	65	24	4	2	1	10	82	217	41	38	26	76	32	172
Employee severance costs	1	-	-	-	-	-	1	-	2	-	-	1	2	-	3
Rehabilitation and other non-cash costs	18	69	11	-	2	1	1	10	112	-	17	8	24	18	67
Adjusted for:
Noncontrolling interests(3)	-	-	(5)	-	-	-	-	-	(5)	-	-	(3)	-	(25)	(28)
Total production costs	215	403	247	85	105	45	74	333	1,507	376	248	111	307	82	748
Gold produced (000’ ounces)(4)	199	313	249	99	121	29	66	494	1,570	246	267	196	359	67	889
Total cash costs per ounce(5)	839	859	871	818	835	1,483	939	488	752	1,362	(7) 569	403	571	851	601
Total production costs per ounce(5)	1,080	1,288	992	859	868	1,552	1,121	674	960	1,528	929	566	855	1,224	841

For the year ended December 31, 2011

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

Total
Production costs per financial statements	2,977
Plus:
Production costs of equity accounted joint ventures (1)	205
Plus:
Rehabilitation costs & other non-cash costs	(182)
(Less)/plus:
Inventory movement	95
Royalties	216
Related party transactions (2)	(10)
Adjusted for:
Noncontrolling interests (3)	(97)
Non-gold producing companies and adjustments	(29)
Total cash costs	3,175
Plus/(less):
Depreciation, depletion and amortization	798
Employee severance costs	15
Rehabilitation and other non-cash costs	182
Adjusted for:
Noncontrolling interests (3)	(57)
Non-gold producing companies and adjustments	(7)
Total production costs	4,106
Gold produced (000’ ounces) (4)	4,329
Total cash costs per ounce (5)	733
Total production costs per ounce (5)	948
(1)	Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)

In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6)	Corporate includes non-gold producing subsidiaries.

(7)	Total cash costs per ounce calculation includes heap-leach inventory change.

(8)	There was no production attributable to AngloGold Ashanti in 2011. AngloGold Ashanti sold Tau Lekoa to Simmer & Jack Mines Limited (“Simmers”) in 2010.

For the year ended December 31, 2010

Operations in South Africa

(in $ millions, except as otherwise noted)

Production costs	120	192	181	59	233	24	177	89	1,075	12
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	-	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	(2)	(5)	(10)	-	(5)	-	(3)	-	(25)	(8)
Plus:
Inventory movement	(1)	(1)	(1)	(1)	-	-	-	-	(4)	-
Royalties	2	4	4	-	18	1	9	-	38	-
Related party transactions (2)	(1)	(3)	(3)	(1)	(5)	-	(2)	(2)	(17)	-
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	(9)
Total cash costs	118	187	171	57	241	25	181	87	1,067	(5)
Plus:
Depreciation, depletion and amortization	27	73	108	1	58	5	71	6	349	15
Employee severance costs	5	3	2	1	5	1	3	-	20	-
Rehabilitation and other non-cash costs	2	5	10	-	5	-	3	-	25	8
Adjusted for:
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	-	(11)
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	(5)
Total production costs	152	268	291	59	309	31	258	93	1,461	2
Gold produced (000’ ounces) (4)	132	305	292	63	532	22	259	179	1,784	-
Total cash costs per ounce (5)	894	613	586	905	452	1,136	699	486	598	-
Total production costs per ounce (5)	1,152	879	997	937	580	1,409	996	520	819	-

For the year ended December 31, 2010

Operations in Ghana, Guinea, Mali, Namibia, Tanzania, Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Production costs	151	238	184	-	-	-	57	256	886	261	114	63	169	76	422
Plus:
Production costs of equity accounted joint ventures (1)	-	-	-	61	75	43	-	-	179	-	-	-	-	-	-
Less:
Rehabilitation costs & other non-cash costs	(20)	(16)	(1)	-	(3)	(2)	3	(8)	(47)	1	(13)	(7)	(18)	-	(38)
Plus:
Inventory movement	6	7	(1)	-	1	1	(1)	(12)	1	-	58	-	(1)	(2)	55
Royalties	7	12	29	7	9	4	3	13	84	12	5	21	-	1	27
Related party transactions(2)	-	-	-	-	(1)	3	-	-	2	-	-	-	-	-	-
Adjusted for:
Noncontrolling interests (3)	-	-	(32)	-	-	-	-	-	(32)	-	-	(6)	-	(38)	(44)
Total cash costs	144	241	179	68	81	49	62	249	1,073	274	164	71	150	37	422
Plus:
Depreciation, depletion and amortization	25	61	23	4	3	2	8	55	181	33	33	24	61	32	150
Employee severance costs	1	-	-	1	-	-	-	-	2	-	-	1	2	-	3
Rehabilitation and other non-cash costs	20	16	1	-	3	2	(3)	8	47	(1)	13	7	18	-	38
Adjusted for:
Noncontrolling interests (3)	-	-	(3)	-	-	-	-	-	(3)	-	-	(2)	-	(16)	(18)
Total production costs	190	318	200	73	87	53	67	312	1,300	306	210	101	231	53	595
Gold produced (000’ ounces)(4)	185	317	273	95	118	60	86	357	1,491	396	233	194	338	77	842
Total cash costs per ounce(5)	778	760	656	716	686	817	721	697	720	692	(7) 500	366	444	481	501
Total production costs per ounce (5)	1,027	1,003	733	768	737	883	779	874	872	773	901	521	683	688	707

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

Capital expenditure

Total capital expenditure of $2,154 million was recorded in 2012 compared to $1,527 million in 2011. This represents a $627 million, or 41 percent, increase from 2011. The increased capital expenditure during 2012 relates to increased capital spent on existing operations of $75 million and increased spending of $552 million for growth related projects. Capital expenditure increased at Tropicana by $242 million, the Kibali joint venture by $190 million, infrastructure spend at the Mongbwalu project by $76 million, Obuasi by $53 million, Cripple Creek & Victor by $33 million, Geita by $23 million, Sadiola by $23 million, Mponeng by $22 million and Iduapriem by $22 million.

Total capital expenditure of $1,527 million was recorded in the year ended December 31, 2011 compared to $1,015 million in the same period in 2010. This represents a $512 million, or 50 percent, increase from 2010. The increased capital expenditure during 2011 relates to increased spending to sustain existing operations of $265 million and growth related projects of $247 million. Capital expenditure increased at AngloGold Ashanti Córrego do Sítio Mineração by $117 million, Tropicana by $63 million, Iduapriem by $56 million, Mponeng by $50 million, Kibali joint venture by $43 million, Cerro Vanguardia by $35 million, Navachab by $34 million, Kopanang by $31 million, Moab Khotsong by $27 million, Obuasi by $23 million and Geita by $20 million.

Comparison of financial performance on a segment basis for 2012, 2011 and 2010

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

Revenues

(in millions)	Year ended December 31
	2012		2011		2010
	$	percent	$	percent	$	percent
Category of activity
Total revenues
Product sales	6,353		6,570		5,334
Interest, dividends and other	75		72		68
Total revenues	6,428		6,642		5,402
Geographical area data
Total revenues
South Africa	2,056	32	2,596	39	2,276	42
Continental Africa	2,617	41	2,529	38	1,871	34
Australasia	430	7	389	6	468	9
Americas	1,658	25	1,499	23	1,125	21
Other, including Corporate and Non-gold producing subsidiaries	20	-	17	-	(6)	-
	6,781		7,030		5,734
Less : Equity method investments included above	(353)	(5)	(388)	(6)	(332)	(6)
Total revenues	6,428	100	6,642	100	5,402	100

Assets

(in millions)	As at December 31
	2012		2011		2010
	$	percent	$	percent	$	percent
Geographical area data
Total segment assets
South Africa	3,570	27	2,974	27	3,370	32
Continental Africa	4,752	36	4,365	39	4,093	39
Australasia	1,007	8	714	6	534	5
Americas	2,894	22	2,527	23	2,170	21
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	879	7	605	5	221	2
Total segment assets	13,102	100	11,185	100	10,388	100

At December 31, 2012, 27 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 27 percent at the end of 2011. The remaining operations collectively accounted for approximately 73 percent of AngloGold Ashanti’s total assets at December 31, 2012 compared to 73 percent at the end of the same period in 2011.

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

Comparison of financial performance in 2012, 2011 and 2010

Financial performance of AngloGold Ashanti	Year ended December 31
(in millions)	2012	2011	2010
Revenue	6,428	6,642	5,402
Cost and expenses	(5,217)	(4,521)	(5,021)
Taxation expense	(340)	(705)	(255)
Equity (loss)/income in associates	(23)	59	40
Net income attributable to noncontrolling interests	(19)	(50)	(54)
Net income	829	1,425	112

Comparison of financial performance in 2012 with 2011

Revenues

Revenues from product sales and other income decreased by $214 million from $6,642 million in 2011 to $6,428 million in 2012, representing a 3 percent decrease over the period. This decrease was mainly due to the decrease in production following the unprotected strike action at the South African operations. The decrease was partially offset by the increase in the average spot price of gold. The average spot price of gold was $1,668 per ounce during 2012, $96 per ounce, or 6 percent, higher than $1,572 per ounce in 2011.

Total revenues from the South African operations decreased by $540 million to $2,056 million from $2,596 million in 2011, mainly as a result of the decrease in production (1,213,000 ounces in 2012 compared to 1,624,000 ounces in 2011) following the unprotected strike action. This decrease was partially offset by the increase in the average spot price of gold.

Total revenues from the Continental Africa operations increased by $88 million to $2,617 million from $2,529 million in 2011, mainly as a result of the increase in the average spot price of gold. This increase was partially offset by the 48,000 attributable ounces decrease in production.

Total revenue from the Australian operation at Sunrise Dam increased from $389 million in 2011 to $430 million in 2012. The increase was mainly due to the increase in production from 246,000 attributable ounces in 2011 to 258,000 attributable ounces in 2012 and the increase in the average spot price of gold.

Total revenues from the Americas operations increased from $1,499 million in 2011 to $1,658 million in 2012 mainly as a result of the increase in the average spot price of gold and an increase in gold produced from 891,000 attributable ounces in 2011 to 952,000 attributable ounces in 2012.

Production costs

Production costs increased from $2,977 million in 2011 to $3,183 million in 2012, which represents a $206 million, or 7 percent increase. The increase was primarily due to an increase in operational costs including labor, consumables and fuel. In particular, increased service related costs in Obuasi in Ghana, South Africa, Córrego do Sítio Mineração in Brazil and Cerro Vanguardia in Argentina, contractor costs at Sunrise Dam in Australia and Geita in Tanzania and labor costs in Argentina, Brazil, Obuasi in Ghana and Siguiri in Guinea contributed to higher production costs. Fuel costs increased at Geita in Tanzania, Siguiri in Guinea and Navachab in Namibia and electricity costs increased in South Africa and Obuasi in Ghana. These increases were partially offset by the $30 million recovery from settled insurance claims during the third quarter of 2012 for the reimbursement of costs relating to the pitwall failure at Sunrise Dam (Australia) during 2011 and by the weakening of local currencies against the US dollar.

Exploration costs

Exploration costs increased from $279 million in 2011 to $388 million in 2012 mainly due to higher prefeasibility expenditure at La Colosa in Colombia, additional exploration at Tropicana in Australia and Mongbwalu in the Democratic Republic of the Congo, as well as increased exploration activities in Guinea. For a discussion of AngloGold Ashanti’s exploration activities in 2012, see “Item 4B.: Business overview – Global exploration”.

Royalties

Royalties paid by AngloGold Ashanti decreased from $193 million in 2011 to $164 million in 2012, mainly due to a decrease in payments of royalties under the South African Mineral and Petroleum Resources Act, which was a result of the unprotected strike action and the subsequent decrease in revenue. Royalties recorded by the South African mines decreased from $73 million in 2011 to $25 million in 2012. Royalties in Argentina increased from $27 million in 2011 to $33 million in 2012 primarily as a result of higher average spot prices of gold and higher production. In Argentina, royalties are payable to Fomicruz, a state owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation and are calculated as a percentage of revenues. Royalties paid in Tanzania amounted to $33 million in 2012 compared to $23 million in 2011 primarily due to the higher production and the higher gold price.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $5 million or 1 percent, to $794 million in 2012 when compared to $789 million recorded in 2012.

Impairment of assets

In 2012, AngloGold Ashanti recorded impairments amounting to $367 million, compared to impairments amounting to $17 million in 2011. This was partly due to the impairment of Great Noligwa and Kopanang of $42 million and $14 million, respectively, in South Africa, due to changes in the mine plan resulting in certain areas being abandoned. Furthermore, due to a change in the mine plan at Obuasi in Continental Africa, certain infrastructure, development and assets have been impaired and written-off amounting to $296 million. See “Note 5 - Costs and expenses: Impairment of assets” to the consolidated financial statements for additional information.

Interest expense

Interest expense increased by $35 million to $213 million in 2012, compared to $178 million in 2011. The increase is mainly due to increases in the amortization of borrowing fees, interest charges on the new $750 million rated bonds issued in July 2012, senior floating and fixed rate notes (DMTNP) issued in October 2012 and the increase in discount on a long-term indirect tax receivables. Interest expense recorded in the year ended December 31, 2012 includes $6 million related to accelerated amortization of fees on the syndicated revolving credit facility ($1 billion) canceled in August 2012.

Accretion expense

Accretion expense of $33 million was recorded in 2012 compared with $28 million in 2011. Accretion relates to the unwinding of discounted future rehabilitation obligations to present values and increases in the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs decreased to $10 million in 2012 from $15 million in 2011. Employment severance costs recorded for the year ended December 31, 2012 relates to retrenchments in the South Africa region, South America and Continental Africa region reflecting rationalization of operations.

(Loss)/profit on sale of assets, realization of loans, indirect taxes and other

In 2012, the Company recorded a loss of $35 million compared to a profit of $43 million recorded in 2011. The loss in 2012 mainly related to the reassessment of indirect taxes payable, mining contractor termination and settlement costs, the impairment of investments and the loss on disposal of land, equipment and assets, mineral rights and exploration properties. These losses were partially offset by royalties received from Newmont Mining Corporation (2009 sale of Boddington Gold mine) and Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine), profit on part disposal of Rand Refinery Limited and profit on disposal of AGA-Polymetal Strategic Alliance.

In 2011, the Company recorded a profit of $43 million compared to a profit of $3 million recorded in 2010. The profit in 2011 mainly related to royalties received from Newmont Mining Corporation (2009 sale of Boddington Gold mine) and Franco Nevada Corporation (2011 sale of royalty stream in Ayanfuri mine). These profits were partially offset by the impairment of investments, the loss on disposal of land, equipment and assets, mineral rights and exploration properties, reassessment of indirect taxes payable and Black economic empowerment transaction restructuring costs.

Non-hedge derivative gain/loss and movement on bonds

Non-hedge derivative gain

A gain on non-hedge derivatives of $93 million was recorded in 2012 compared to a gain of $83 million in 2011 relating to the use of non-hedging instruments. These represent derivatives not designated in formal hedge accounting relationships. The change in fair value of these derivatives are recorded each period in the income statement.

The net gain recorded for the year ended December 31, 2012 related to the fair value movements of the conversion features of convertible bonds amounting to $83 million, movements on other commodity contracts and the revaluation of non-hedge derivatives resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities during the year amounting to a gain of $10 million.

Non-hedge derivatives recorded for the years ended December 31, 2012 and 2011 included:

	Year ended December 31,
	2012	2011
	(in US Dollars, million)

(Gain)/loss on unrealized non-hedge derivatives	(10)	1
Fair value gain on option component of convertible bonds	(83)	(84)

Net gain	(93)	(83)

Movement on bonds
	Year ended December 31,
	2012	2011
	(in US Dollars, million)

Fair value gain on mandatory convertible bonds	(172)	(113)

Fair value movements on the mandatory convertible bonds were based on the ex interest NYSE closing price of these bonds.

Equity loss/income in associates

Equity income in equity method investments decreased from an income of $59 million in 2011 to a loss of $23 million in 2012, mainly as a result of the decrease in revenue from gold sales at Sadiola and Morila mines in Mali from $189 million and $157 million, respectively, in 2011 to $169 million and $135 million, respectively, in 2012 due to the decrease in production. The decrease was partially offset by the increase in the average spot price of gold for 2012.

Taxation expense

A net taxation expense of $340 million was recorded in 2012, compared to a net taxation expense of $705 million in 2011. Charges for current tax in 2012 amounted to $414 million, compared to $406 million in 2011. The increase in the tax charge in 2012 was mainly due to higher taxable income as a result of the higher gold price, while 2011 was lower due to the utilization of tax losses. This was partially offset by lower taxes at the South African operations as a result of safety stoppages and the unprotected strike action. Charges for deferred tax in 2012 amounted to a net tax benefit of $74 million compared to a net tax expense of $299 million in 2011. The decrease in the deferred tax charge in 2012 is mainly due to the lower enacted statutory tax rates in South Africa, tax credits on impairments at Obuasi and corporate restructuring of Serra Grande, partially offset by the higher enacted statutory tax rates in Ghana. Refer to “Note 7 – Taxation” of the consolidated financial statements.

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

Total revenues from the South African operations increased by $320 million to $2,596 million from $2,276 million in 2010, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production at the South African operations (1,624,000 ounces in 2011 compared to 1,784,000 ounces in 2010).

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

Interest expense

Interest expense increased by $27 million to $178 million in 2011, compared to $151 million recorded in 2010. The increase is mainly due to interest charges for the full year on the rated bonds and mandatory convertible bonds which were issued in April 2010 and September 2010, respectively, partially offset by lower interest paid due to the repayment of the 2009 Term Facility during 2010. Interest expense recorded in the year ended December 31, 2010 includes $8 million related to accelerated amortization of fees on canceled debt facilities.

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

Profit/loss on sale of assets, realization of loans, indirect taxes and other

In 2011, the Company recorded a profit of $43 million compared to a profit of $3 million recorded in 2010. The profit in 2011 mainly related to royalties received from Newmont Mining Corporation (2009 sale of Boddington Gold mine) and Franco Nevada Corporation (2011 sale of royalty stream in Ayanfuri mine). These profits were partially offset by the impairment of investments, the loss on disposal of land, equipment and assets, mineral rights and exploration properties, reassessment of indirect taxes payable and Black economic empowerment transaction restructuring costs.

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

Non-hedge derivative loss

A gain on non-hedge derivatives of $83 million was recorded in 2011 compared to a loss of $703 million in 2010 (which included normal purchase and sale exempted (“NPSE”) contracts re-designated to non-hedging instruments in previous years) relating to the use of non-hedging instruments. These represent derivatives not designated in formal hedge accounting relationships. The change in fair value of these derivatives is recorded each period in the income statement.

The net gain recorded for the year ended December 31, 2011 relates to the fair value movements of the conversion features of convertible bonds amounting to $84 million and the revaluation of non-hedge derivatives resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities during the year amounting to a loss of $1 million.

During 2010, the Company eliminated its gold hedge book. The loss on scheduled hedge book maturities during 2010 was $277 million. Loss on non-hedge derivatives included a realized loss of $2,698 million related to the final tranche of the accelerated hedge buy-back that commenced in September 2010 and was concluded on October 7, 2010. The final phase of hedge restructuring was funded with proceeds from the equity offering and the mandatory convertible bonds in September 2010, as well as cash from internal sources and debt facilities.

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

Fair value movements on the mandatory convertible bonds were based on the ex interest NYSE closing price of these bonds.

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

Taxation expense

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

Operating activities

2012

Net cash provided by operating activities was $1,700 million in 2012, lower than the 2011 amount of $2,550 million. The decrease in net cash provided by operations was mainly as a result of higher costs and lower revenues.

Net cash outflow from operating working capital items amounted to $195 million in 2012, compared with an outflow of $131 million in 2011.

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

Investing activities

2012

Investing activities in 2012 resulted in a net cash outflow of $2,651 million, an increase of $1,048 million from an outflow of $1,603 million in 2011. Additions to property, plant and equipment increased to $1,758 million in 2012 compared to $1,393 million in 2011. The acquisition of First Uranium (Pty) Limited resulted in a cash outflow of $335 million in 2012.

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

Financing activities

2012

Net cash generated by financing activities in the year ended December 31, 2012 amounted to an inflow of $736 million, which is an increase of $1,055 million from an outflow of $319 million in the year ended December 31, 2011. Cash inflows from proceeds from loans in 2012 amounted to $1,432 million and included $200 million drawn down on the $1.0 billion four-year syndicated loan facility, $750 million proceeds on the bonds issued in July 2012 to fund ongoing capital projects as well as $262 million drawn down on the A$600 million syndicated loan for general corporate purposes, principally on the Tropicana project.

Cash outflows from repayment of debt of $217 million during the year ended December 31, 2012 included the repayment of $200 million on the $1.0 billion four-year syndicated loan facility and normal scheduled loan repayments of $17 million. Cash outflows for the acquisition of the remaining 50 percent stake of Serra Grande mine in Brazil amounted to $215 million.

Dividends paid increased from $169 million in 2011 to $236 million in 2012. Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the Company’s financial performance.

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

Dividends paid increased from $117 million in 2010 to $169 million in 2011. Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the Company’s financial performance. During the third quarter of 2011, the Company changed its frequency of dividend payments to quarterly, rather than half-yearly.

Liquidity

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash generated by operating activities is therefore the function of gold produced sold at a specific price. The market price of gold can fluctuate widely, which impacts the profitability of the Company’s operations and the cash flows generated by these operations.

AngloGold Ashanti’s cash and cash equivalents decreased to $892 million at December 31, 2012 compared with $1,112 million at December 31, 2011. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands and is therefore subject to exchange controls. At December 31, 2012, 77 percent of the Company’s cash and cash equivalents was held in US dollars, 13 percent was held in South African rands and 10 percent was held in other currencies.

On April 28, 2010, the Company completed an offering of a $700 million 10-year note and a $300 million 30-year note. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually at a rate of 5.375 percent on the $700 million bond and 6.50 percent on the $300 million bond. The bonds are payable in April 2020 and April 2040, respectively.

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

On December 22, 2011, AngloGold Ashanti Australia Limited, a wholly-owned subsidiary of AngloGold Ashanti Limited, entered into a four year revolving credit facility of A$600 million with a syndication of banks. Interest is charged at BBSY plus 2 percent per annum. Each of AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc. has guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the facility. Amounts may be repaid and redrawn under the facility during its four year term. No draw down was made during 2011 under the facility. An amount of $266 million was drawn down during the year ended December 31, 2012 under the facility. A commitment fee of 50 percent of the applicable margin (i.e. 1 percent) is payable quarterly in arrears on the undrawn portion of the facility. This facility will be used to fund general working capital requirements.

On July 20, 2012, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion five-year unsecured revolving credit facility with a syndicate of lenders which replaced its existing $1.0 billion syndicated facility maturing in April 2014. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc. and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers under the facility. Amounts may be repaid and redrawn under the facility during its five-year term. Amounts outstanding under the facility bear interest at LIBOR plus a margin that varies based on the credit rating of AngloGold Ashanti Limited. No draw down was made during 2012 under the facility. A commitment fee of 0.525 percent is payable quarterly in arrears on the undrawn portion of the facility.

On July 30, 2012, the Company completed an offering of $750 million aggregate principal amount of 5.125 percent notes due 2022. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited.

On February 18, 2013, AngloGold Ashanti Limited entered into a syndicated bridge loan facility agreement pursuant to which a syndicate of banks agreed to make available $750 million to AngloGold Ashanti Holdings plc. In the event that AngloGold Ashanti Limited chooses to draw on the loan, the proceeds are to be applied towards the repayment of the $732.5 million 3.5 percent convertible bonds due May 2014 issued by AngloGold Ashanti Holdings Finance plc.

AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2013 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing, the issuance of equity and equity linked instruments.

Short-term debt

AngloGold Ashanti’s short-term debt increased to $859 million at December 31, 2012 from $32 million at December 31, 2011. Included in the short-term debt at December 31, 2012, were:

•	$588 million payable under the mandatory convertible bonds, which are convertible into ADSs in September 2013 (interest charged at 6 percent per annum; the bonds are US dollar-based);
•	$84 million payable under the Senior Floating Rate Notes (DMTNP) (interest charged at 5.815 percent per annum; the notes are ZAR-based);
•	$59 million payable under the FirstRand Bank Limited demand facility and is ZAR-based;
•	$36 million payable under the Senior Fixed Rate Notes (DMTNP) (interest charged at 5.365 percent per annum; the notes are ZAR-based);
•	$16 million in interest payable under the $750 million 10-year bond (interest charged at 5.125 percent per annum; the bonds mature in August 2022 and are US dollar-based);
•	$8 million is payable under the Navachab Lewcor Mining contract loan (interest charged at 8.40 percent per annum; the loan matures in April 2015 and is Namibian dollar-based);
•	$7 million in interest payable under the $700 million 10-year bond (interest charged at 5.375 percent per annum; the bonds mature in April 2020 and are US dollar-based); and
•	$4 million in interest payable under the $300 million 30-year bond (interest charged at 6.50 percent per annum; the bonds mature in April 2040 and are US dollar-based).

Long-term debt

AngloGold Ashanti’s long-term debt increased to $2,750 million at December 31, 2012 compared with $2,473 million at December 31, 2011. As at December 31, 2012, the Company’s long-term borrowings included:

Unsecured loans:

•

$994 million outstanding under the $700 million 10-year and $300 million 30-year rated bonds issued April 2010 (interest charged at 5.375 percent and 6.50 percent, respectively, per annum; the bonds mature in April 2020 and April 2040, respectively, and are US dollar-based);

•	$745 million outstanding under the rated bonds issued July 2012 (interest charged at 5.125 percent per annum; the bonds mature in August 2022 and are US dollar-based);
•

$686 million outstanding under the convertible bonds issued on May 22, 2009 (interest charged at 3.50 percent per annum; the bonds are convertible, at holders’ option, into ADS up to May 2014 and are US dollar-based); and

•

$266 million outstanding under the A$600 million syndicated revolving credit facility (interest charged at BBSY plus 2 percent per annum; the loan matures in December 2015 and is Australian dollar-based).

Secured capital leases:

•

$14 million is repayable to Navachab Lewcor Mining Contract for equipment financed (interest charged at a rate of 8.4 percent per annum. Loans mature in April 2015 and are Namibian dollar-based. The equipment financed is used as security for these loans);

•

$30 million is repayable to Turbine Square Two (Proprietary) Limited for buildings financed (interest charged at an implied rate of 9.8 percent per annum, lease payments are payable in monthly installments terminating in March 2022, are rand-based and the buildings financed are used as security for these loans);

•

$9 million is repayable to California First National Bank (Interest charged at an average rate of 2.4 percent per annum. Loans are repayable in monthly installments terminating in December 2019 and are US dollar-based. The equipment financed is used as security for these loans); and

•

$5 million is repayable to Caterpillar Financial Services Corporation (Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in January 2015 and are US dollar-based. The equipment financed is used as security for these loans).

As at December 31, 2012, AngloGold Ashanti’s total long-term debt, including the short-term portion maturing within 2012, was made up as follows:

$ (million)
Unsecured loans	2,724
Secured capital leases	73
Total	2,797
Less: Short-term maturities	47
Long-term debt	2,750

Debt maturities are scheduled as follows:

$ (million)
2013	859
2014	703
2015	273
2016	4
2017	5
Thereafter	1,765
Total	3,609

At December 31, 2012, the currencies in which the borrowings were denominated were as follows:

$ (million)
United States dollars	3,107
Australian dollars	266
South African rands	210
Brazilian real	4
Namibian dollars	22
Total	3,609

Repayments of short-term and long-term borrowings amounted to $2 million and $215 million, respectively, in 2012.

At December 31, 2012, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
Syndicated Loan Facility ($1.0 billion) – US dollar	1,000
Syndicated Loan Facility (A$600 million) – Australian dollar	359
FirstRand Bank Limited – rands	30
Total undrawn	1,389

AngloGold Ashanti had no other committed lines of credit as of December 31, 2012.

As of December 31, 2012, the Company was in compliance with all debt covenants and provisions related to potential defaults.

AngloGold Ashanti, through its executive committee, reviews its short, medium and long-term funding, treasury and liquidity requirements and positions monthly. The Audit Committee also reviews these on a quarterly basis at its meetings.

Commitments and contingencies

For a detailed discussion of commitments and contingencies, see note 20 to the consolidated financial statements “Commitments and contingencies”.

As at December 31, 2012, capital commitments(1) and contingencies can be summarized over the periods shown below as follows:

	Expiration per period
Commitment (in millions)	Total amount $	Less than 1 year $	1 – 3 years $	4 – 5 years $	Over 5 years $
Capital expenditure	3,317	1,609	1,708	-	-
(contracted and not yet contracted)(1)
Guarantees	3,970	803	736	266	2,165
Other commercial commitments(2)	745	643	65	25	12
Total	8,032	3,055	2,509	291	2,177

(1) Including commitments through contractual arrangements with equity accounted joint ventures of $749 million.

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

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The following table represents the change in fair value of all derivative financial instruments:

$ (million)
Fair value of derivatives at January 1, 2012	(93)
Option component of convertible bonds	83
Fair value of derivatives at December 31, 2012	(10)

The fair value of the on-balance sheet derivatives at December 31, 2012 included:

$ (million)
Derivatives – non-current liabilities	(10)
Derivatives – net liabilities	(10)

The maturity of the fair value of derivatives as at December 31, 2012 was as follows:

Fair value of derivatives at December 31
Source of fair value	Maturity	Maturity	Maturity	Maturity	Total
(in millions)	less than 1 year $	1 - 3 years $	4 - 5 years $	excess of 5 years $	Fair value $
Prices actively quoted	-	-	-	-	-
Prices provided by other external sources	-	-	-	-	-
Prices based on models and other valuation methods (1)	-	(9)	-	(1)	(10)

(1)Fair value of volatility-based instruments (i.e. options) is calculated based on market prices, volatilities, credit risk and interest rates.

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

Ore reserves and life-of-mines

AngloGold Ashanti estimates on an annual basis its Ore Reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company’s control. Estimates of Ore Reserves are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect Ore Reserves. The Company uses its estimates of Ore Reserves to determine the unit basis for mine depreciation and closure rates, and to evaluate mine asset impairments. Changes in estimates of Ore Reserves could significantly affect these items. At least annually, the Company reviews mining schedules, production levels and asset lives in the Company’s life-of-mine planning for all of the Company’s operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis the Company reviews its accounting estimates and adjusts depreciation, amortization, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on the Company’s results of operations and financial condition.

Drilling and related costs

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are recorded as exploration expenditures and are expensed as incurred.

Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geology and metallurgy, existing mining and processing facilities, operating permits and environmental programs. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

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

	2012	2011	2010
Net income ($ millions)	34	10	27
Earnings per share - basic(1) (cents)	9	3	7
Earnings per share - diluted(2) (cents)	8	2	7

Retained income – January 1 ($ millions)	123	113	86
Retained income – December 31 ($ millions)	157	123	113

(1)Impact per basic earnings per common share.

(2)Impact per diluted earnings per common share.

Contingencies

AngloGold Ashanti accounts for contingencies in accordance with the FASB ASC guidance for contingencies. It requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires the use of judgments to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur, and typically, those events will occur a number of years into the future. The Company assesses such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events. Also, see “Taxation” discussed below.

Impairment of long-lived assets

AngloGold Ashanti’s long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. In assessing the potential impairment of its long-lived assets held for use, the Company must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows associated with these assets, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset. The Company performs impairment tests for goodwill at least annually during the fourth quarter and whenever certain indicators of impairment exist. Impairment calculation assumptions are included in notes to the consolidated financial statements – Note 5 - “Costs and expenses”.

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

Discounted closure liabilities (excluding joint ventures) increased from $653 million in 2011 to $758 million in 2012. This change is largely attributable to a change in mine plans resulting in accelerated cash flows, change in economic assumptions and discount rates.

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

The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on metallurgical testing and ore type). Leach pad production cycles vary from several months to multiple years dependent on the height of the heap leach pad. The increased height of the pad and the resultant associated lengthy transport time of the solution to the internal collection ponds from which the pregnant solution is pumped significantly increase the time from placement of ore to the ultimate gold recovery.

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

The costs of materials currently contained on the leach pad are reported as a separate line item. As at December 31, 2012 and 2011, $128 million and $98 million, respectively, was classified as short-term as the Company expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap-leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short-term portion of materials on the leach pad as at December 31, 2012. As at December 31, 2012, $445 million was classified as long-term compared with $393 million as at December 31, 2011.

5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenditure included in the income statement amounted to $9 million, $1 million and $4 million during 2012, 2011 and 2010, respectively.

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

See note 19 to the consolidated financial statements “Provision for environmental rehabilitation”.

5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2012 AngloGold Ashanti had the following known contractual obligations:

Contractual obligations
	Total	Less than 1 year	1-3	3-5	More than 5 years
			years	years
(in millions)	$	$	$	$	$
Long-term debt obligations including interest(1)	4,946	1,008	1,256	205	2,477
Capital lease obligations	96	20	31	14	31
Operating lease obligations	32	22	5	2	3
Purchase obligations
- Contracted capital expenditure(2)	1,075	1,075	-	-	-
- Other purchase obligations(3)	745	643	65	25	12
Environmental rehabilitation costs(4)	2,984	40	89	128	2,727
Derivatives(5)	(10)	-	(9)	-	(1)
Pensions and other post retirement medical obligations(6)	197	14	29	32	122
Uncertain taxes(7)	53	15	26	-	12
Total	10,118	2,837	1,492	406	5,383

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

(4)

Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close its operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see “Item 4B.: Business overview - Mine site rehabilitation and closure” and “Item 4B.: Business overview - Environmental, health and safety matters”. Amounts stated include a total estimated liability of $61 million in respect of equity accounted joint ventures.

(5)

Estimated fair value of all derivatives. Also see “Item 5B.: Liquidity and capital resources – Derivatives accounted for at fair value”. Amounts stated include derivatives of equity accounted joint ventures.

(6)	Represents payments for unfunded plans or plans with insufficient funding.

(7)	Certain of the uncertain tax positions will prescribe in 2013, 2014 and 2015.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

AngloGold Ashanti has a unitary board structure which comprises two executive directors and ten non-executive directors. Certain information with respect to AngloGold Ashanti’s directors as at December 31, 2012 is set forth below:

Name	Age	Position	Year first appointed (1)
Mark Cutifani	54	Executive director and chief executive officer	2007
SrinivasanVenkatakrishnan	47	Executive director, and chief financial officer	2005
Tito T Mboweni(3)	53	Independent non-executive director and chairman	2010
Frank B. Arisman(2)	68	Independent non-executive director	1998
Rhidwaan Gasant(2)	53	Independent non-executive director	2010
Nozipho January-Bardill (2)	62	Independent non-executive director	2011
Michael J. Kirkwood	65	Independent non-executive director	2012
William (Bill) A Nairn	68	Independent non-executive director	2001
Lumkile W (Wiseman) Nkuhlu(2)	68	Independent non-executive director	2006/2009
Ferdinand Ohene-Kena	76	Independent non-executive director	2010
Sipho M Pityana(4)	53	Independent non-executive director	2007
Rodney J. Ruston	62	Independent non-executive director	2012

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

(2)	Member of the Audit and Corporate Governance committee.
(3)	Appointed as chairman with effect from June 1, 2010.
(4)	With effect from February 19, 2013 S. Pityana is no longer independent, refer Item 7B.: - “Related Party Transactions”.

NON-EXECUTIVE CHAIRMAN:

Mr TT Mboweni (53)

BA, MA (Development Economics)

Chairman and independent non-executive director

Tito Mboweni was appointed to the board and as Chairman on June 1, 2010. He is chairman of the Nominations and Transformation and Human Resources Development committees and a member of the Investment, Remuneration, Financial Analysis and Party Political Donations committees. He has a long and outstanding record of public service. As Labour Minister from 1994 to 1998, Tito was the architect of South Africa’s post-apartheid labor legislation which today continues to provide the basis for the mutually respectful labor relationships central to AngloGold Ashanti’s operational approach in South Africa. He was the eighth Governor of the South African Reserve Bank from 1999 to 2009, and Chancellor of the University of the North from 2002 to 2005. He is also non-executive chairman of Nampak Limited and an international adviser to Goldman Sachs. Tito is a founder member of Mboweni Brothers Investment Holdings. He is also chairman of the fund raising committee of the Nelson Mandela Children’s Hospital and a trustee and chairman of the finance committee of the Thabo Mbeki Foundation. In December 2012, he was elected as a member of the National Executive Committee of the African National Congress.

EXECUTIVE DIRECTORS:

Mr M Cutifani (54)

BE (Mining Engineering)

Chief Executive Officer

Mark Cutifani was appointed to the board of AngloGold Ashanti on September 17, 2007 and as Chief Executive Officer on October 1, 2007. He was chairman of the Executive Committee and a member of the Social, Ethics and Transformation; Human Resources Development; Safety, Health and Sustainable Development; Risk and Information Integrity; Party Political Donations Committee; and Investment Committees. Mark has considerable experience in gold mining, having been associated with the industry since 1976. He has had responsibility across six countries, mining and marketing more than 25 commodities. Prior to joining AngloGold Ashanti, he was Chief Operating Officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco’s global nickel business. Mr Cutifani left AngloGold Ashanti on March 31, 2012 to assume the CEO position at Anglo American plc. Mr AM O’Neill (who was appointed to the board of directors on February 20, 2013) and Mr S Venkatakrishnan will be acting CEOs until such time as a suitable replacement is found.

Mr S Venkatakrishnan (Venkat) (47)

BCom, ACA (ICAI)

Chief Financial Officer

Venkat joined AngloGold Ashanti on July 1, 2004, having been chief financial officer at Ashanti Goldfields Company Limited (Ashanti) until that company’s merger with AngloGold Limited in May 2004. He was appointed to the board on August 1, 2005, is a member of the Executive, Risk and Information Integrity, and Investment committees, and is invited to attend meetings of the Audit and Corporate Governance Committee. Venkat has extensive financial experience, having been a director in the reorganization services division of Deloitte & Touche in London prior to joining Ashanti in 2000. He is a member of the audit committee of the World Gold Council and is a member of the Financial Reporting Investigation Panel, an advisory panel of the JSE. Venkat led the team that eliminated a 12 million ounce hedge book at an attractive average price, generating significant value for the company. He was also the key executive behind rebuilding the balance sheet through a series of successful and innovative financings that included debt, convertible debt and equity. His efforts to secure an international investment grade rating for AngloGold Ashanti and then to successfully defend that rating after a wave of industrial unrest in South Africa, have helped AngloGold Ashanti retain a competitive cost of capital. As the lead executive on all M&A activity, he has successfully negotiated a series of acquisitions and disposals, including the $1 billion sale of the Boddington stake to Newmont and the sale of Tau Lekoa to Simmer & Jack. (Acquisitions have largely been bolt-on in nature and value accretive.) Venkat became joint acting CEO of AngloGold Ashanti effective April 1, 2013.

NON-EXECUTIVE DIRECTORS:

Mr FB Arisman (68)

BA (Finance), MSc (Finance)

Independent non-executive director

Frank Arisman joined the board of AngloGold Ashanti on April 1, 1998. He is chairman of the Financial Analysis and Investment Committees, and a member of the Safety, Health and Sustainable Development; Audit and Corporate Governance; Nominations; Risk and Information Integrity; and Remuneration Committees. Frank, who resides in the United States, has a rich background in management and finance through his experiences at J.P. Morgan where he held various positions prior to his retirement.

Mr R Gasant (53)

CA (SA)

Independent non-executive director

Rhidwaan Gasant was appointed to the board of AngloGold Ashanti on August 12, 2010. He is chairman of the Risk and Information Integrity Committee and a member of the Audit and Corporate Governance, Nominations and Financial Analysis Committees. He is the former Chief Executive Officer of Energy Africa Limited and sits on the board of international companies in the MTN Group. He is currently chief executive officer of Rapid African Energy Holdings, a start-up oil and gas exploration company focused on Africa.

Mrs NP January-Bardill (62)

BA (UBCS), MA (Applied Linguistics)

Independent non-executive director

Nozipho January-Bardill was appointed to the board on October 1, 2011. She chairs the Social, Ethics and Transformation Committee and is a member of the Audit and Corporate Governance, Safety, Health and Sustainable Development, Party Political Donations, Nominations and Transformation and Human Resources Development committees. She recently retired from the MTN Group where she served on several of the company’s subsidiary boards and was an executive director on its main board. She is a former South African Ambassador to Switzerland, Lichtenstein and the Holy See, and former Deputy Director General, Human Capital Management, and Head of the Foreign Service Institute in the then Department of Foreign Affairs (now the Department of International Relations and Co-operation). She is the founder and executive director of Bardill & Associates, a consulting company focusing on strategic communications, high-level government relations and stakeholder management. She also serves on the boards of Credit Suisse Securities, Johannesburg, Multi Motion Fuels (Pty) Ltd and the Health and Welfare SETA, which she chairs. She was reappointed to the United Nations Expert Committee on the Elimination of Racial Discrimination, Xenophobia and Related Intolerances for the period 2012-2016.

Mr MJ Kirkwood (65)

AB, Stanford, (Engineering Econosystems Management)

Independent non-executive director

Michael Kirkwood joined the board on June 1, 2012 and is a member of the Investment, Remuneration, Social, Ethics and Transformation and Nominations committees. He is a highly experienced and respected former international banker, having worked at the highest levels of Citigroup during his 30-year career with the bank. He is currently chairman of Circle Holdings plc, sits on the boards of UK Financial Investments Ltd and Eros International plc, and is senior advisor (former chairman) of Ondra Partners LLP.

Mr WA Nairn (68)

BSc (Mining Engineering)

Independent non-executive director

Bill Nairn was appointed to the board in 2000 as an alternate director and on May 16, 2001 as a permanent non-executive director. He chairs the Remuneration Committee and is a member of the Safety, Health and Sustainable Development; Transformation and Human Resources Development; Investment; Party Political Donations; Risk and Information Integrity; Nominations and Social, Ethics and Transformation committees. Bill, a mining engineer, has considerable technical experience, having been the Group Technical Director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling-off period, he is now considered an independent non-executive director of AngloGold Ashanti.

Prof LW Nkuhlu (68)

BCom, CA (SA), MBA (New York University)

Independent non-executive director

Wiseman Nkuhlu was first appointed to the board on August 4, 2006 and resigned on April 30, 2009. He was reappointed on June 1, 2009. He is chairman of the Audit and Corporate Governance Committee and also serves as a member of the Financial Analysis, Investment, Nominations, Risk and Information Integrity, Safety, Health and Sustainable Development, Social, Ethics and Transformation, Party Political Donations, and Remuneration committees. Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa’s Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as director to a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the South African Institute of Chartered Accountants from 1998 to 2000, and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He was elected President of the Geneva-based International Organisation of Employers (IOE) in May 2008 for a period of two years. He is currently a member of the board of directors of Datatec Limited, Rothschild SA and the Ethics Institute of South Africa. He serves on the Audit and Risk Committee of Datatec Limited and is a trustee of the International Financial Reporting Standards Foundation.

Mr F Ohene-Kena (76)

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

Mr SM Pityana (53)

BA (Hons) (Essex), MSc (London), Dtech (Honoris) (Vaal University of Technology)

Independent non-executive director

Sipho Pityana joined the board of AngloGold Ashanti on February 13, 2007. He is the chairman of the Safety, Health and Sustainable Development Committee and is a member of the Remuneration, Party Political Donations, Investment, Nominations, Financial Analysis, Risk and Information Integrity, Social, Ethics and Transformation and the Transformation and Human Resources Development Committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labor and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the Executive Chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti’s BEE partner. He serves as a Non-executive Director on the boards of several other South African companies.

Mr RJ Ruston (62)

MBA, Business, BE (Mining)

Independent non-executive director

Rodney Ruston was appointed to the board on January 1, 2012. He is a member of the Investment, Safety, Health and Sustainable Development, Risk and Information Integrity, Nominations and the Social, Ethics and Transformation committees. Rodney, a mining engineer, has over 35 years of experience in the resources industry. He is currently the chief executive of County Coal Limited, an Australian-listed company which he joined in June 2012. He was previously chief executive officer and president of North American Energy Partners Inc., a large Canadian mining and construction contracting company listed on the NYSE and the TSX.

Board and Executive Committee movements during 2012 and subsequent to year end

The following movements in the board of directors, the Executive Committee and the position of company secretary took place during the period January 1, 2012 to December 31, 2012, and subsequent to year-end:

Mr RJ Ruston was appointed to the board with effect from January 1, 2012;

Mr MJ Kirkwood was appointed to the board with effect from June 1, 2012;

Mr RL Lazare retired from the company and as a member of the Executive Committee with effect on March 31, 2012;

Mr MD MacFarlane was appointed Executive Vice President – Business Strategy and a member of the Executive Committee with effect from June 11, 2012;

Mr D Noko was appointed Executive Vice President – Social and Sustainable Development and a member of the Executive Committee on June 15, 2012;

Ms L Eatwell retired as company secretary effective August 31, 2012;

Ms ME Sanz Perez, Group General Counsel was appointed company secretary with effect from September 1, 2012;

Mark Cutifani, Chief Executive Officer, resigned with effect from March 31, 2013;

Sipho Pityana was reclassified as a non-executive director with effect from February 19, 2013. Refer Item 7B.: “Related Party Transactions”;

Until a new Chief Executive Officer is appointed, the board has asked Chief Financial Officer, Srinivasan Venkatakrishnan, and Executive Vice President: Business and Technical Development, Tony O’Neill, to act as joint interim Chief Executives. Venkat will be responsible for all finance and corporate functions and Tony for all operations, projects (including ERP and procurement) and technical functions; and

Tony O’Neill was appointed an executive director to the board with effect from February 20, 2013.

EXECUTIVE COMMITTEE

Day-to-day management of the group’s affairs is vested in the Executive Committee, which is chaired by the Chief Executive Officer and comprises 13 members. The committee’s work is supported by country and regional management teams. Given the importance of Colombia to AngloGold Ashanti, it was decided to restructure the work in Colombia under a dedicated EVP to manage the creation of a new social and sustainable mining model that delivers on the expectations of the people of Colombia and which creates frameworks for our Colombian business to be successful over the long term. Charles Carter has taken on the role of EVP – Colombia, reporting directly to the Chief Executive Officer, while retaining his accountability for AngloGold Ashanti’s investor relations and financial public relations portfolio. During the year under review, two new members, Mike MacFarlane and David Noko, were appointed to the committee.

In addition to Mr M Cutifani and Mr S Venkatakrishnan, the following people are members of the Executive Committee.

Ms I Boninelli (56)

MA (Psychology), post-graduate diploma in Labor Relations

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

Dr CE Carter (50)

BA (Hons), DPhil, EDP

Executive Vice President – Colombia and Investor Relations

Charles Carter has worked in the mining industry in South Africa and the United States since 1991, in a range of corporate roles with Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. He has recently taken on executive responsibility for the company’s business in Colombia. Prior to this he was Executive Vice President – Business Strategy, responsible for Corporate Strategy and Business Planning, Risk Management, Project One implementation and Corporate Human Resources. He retains accountability for AngloGold Ashanti’s investor relations and financial public relations activities.

Mr RN Duffy (49)

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

Mr GJ Ehm (56)

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

Mr RW Largent (52)

BSc (Mining Engineering), MBA

Executive Vice President – Americas

Ron Largent has more than 30 years’ experience in the mining industry in both domestic and international operations as well as project management. He has served on the Board of Directors of the Colorado Mining Association, the Nevada Mining Association and the California Mining Association. He joined the company in 1994 as manager of gold operations for CC&V. He was named vice president and general manager of the Jerritt Canyon Joint Venture in 2000 and of CC&V in 2002. In January 2007, he was named Vice President for the North America Region and was appointed Executive Vice President: Americas in December 2007.

Mr MD MacFarlane (56)

Executive Vice President – Business Strategy

Mike MacFarlane was appointed as a consultant responsible for leading the South Africa Region’s Technology Innovation Consortium and drive to a new deep level mining paradigm in South Africa. He was appointed Executive Vice President – Business Strategy on June 11, 2012 and is accountable for Business Strategy and Planning, Risk Management and Project ONE, while also retaining a strategic guiding role for the South Africa Region’s Technology Innovation Project. Mike has a broad global mining experience, having previously been responsible for Vale’s Canadian mining operations, while also working on developing its sustainability approach. He has also worked in Australia with Mount Isa Mines.

Mr D Noko (55)

MBA; Post Graduate Diploma in Company Direction; Higher National Diploma – Engineering

Executive Vice President – Social and Sustainable Development

David Noko joined the group on June 15, 2012 and assumed responsibility for social and sustainable development. The sustainability portfolio incorporates employee and community health and safety, environmental care, community development, global security, human rights and public affairs. Prior to joining AngloGold Ashanti, David served as the managing director of his consulting firm, Cela Corp (Pty) Limited. He also held a host of directorships in JSE listed companies and was until recently Deputy Chairman of the board of Harmony Gold Mining Company Limited. He has strong local and international business leadership knowledge and experience acquired through operating across various business platforms both within and outside the mining industry. His career includes, among others, the role of managing director, De Beers Consolidated Mines Ltd; Vice President, Chamber of Mines of South Africa; Chief Executive Officer, Air Chefs (Pty) Ltd and senior positions at Pepsi Cola international and South African Breweries Ltd. He is a member of the South African Institute of Directors.

Mr MP O’Hare (53)

BSc Engineering (Mining)

Executive Vice President – South Africa Region

Mike O’Hare joined Anglo American in 1977, and has held a number of positions at various gold mining operations within the group. His roles have included General Manager of Kopanang (1993), Great Noligwa (2003), Head of Mining and Mineral Resource Management Underground (2006), Vice President: Technical Support (2008), Senior Vice President: Operations and Business Planning for South Africa (2010), and in 2011, he was appointed Executive Vice President – South Africa Region.

Mr AM O’Neill (55)

BSc Engineering (Mining), MBA

Executive Director – Business and Technical Development

Tony O’Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business and Technical Development, having consulted to the company prior to this on its asset portfolio strategy. He is a mining engineer with an MBA from the University of Melbourne. His extensive career in mining, predominantly in the gold sector, has spanned almost 35 years, including his previous role as executive in charge of operations at Newcrest Mining and before that as the executive in charge of the gold business of Western Mining Corporation. Tony is a recognized global business and technical expert in the mining industry. He has led strategy development and delivery of significant turnarounds in large, complex and geographically diverse mining businesses, capitalizing on his deep understanding of the resources sector, its inputs, and conditions for success. As Executive Vice President – Business and Technical Development, Tony has had full accountability for a wide global portfolio ranging from exploration, innovation and improvement, strategy, mergers and acquisitions, asset management, business knowledge and information technology, supply chain and safety and the environment. With effect from February 20, 2013, Tony was appointed an executive director and together with Venkat, he became a joint acting CEO of AngloGold Ashanti effective April 1, 2013.

Ms ME Sanz (47)

BCom LLB, H Dip Tax, Admitted Attorney

Group General Counsel and Company Secretary

Maria (Ria) Sanz joined AGA in June 2011 having worked in a number of industries and major corporate organizations. She has held legal roles at Investec Bank, Basil Read, Afrox and Sappi. She was also Group Head of Sustainability at Sappi. She is responsible for Group legal services as well as compliance and was appointed Company Secretary in September 2012.

Ms Y Simelane (47)

BA LLB, FILPA, MAP, EMPM

Senior Vice President – Corporate Affairs

Yedwa Simelane joined AngloGold in November 2000 as Managing Secretary to the board and Executive Committee. Prior to joining, she worked in financial services and gained experience in the retirement funding industry. She was appointed an executive officer in May 2004 and Vice President – Government Relations in July 2008. She is currently Senior Vice President – Corporate Affairs, a position she assumed in November 2009, with responsibility for government relations, corporate communications, marketing and the group’s sustainability reporting.

COMPETENT PERSONS

As part of its suite of annual reports, AngloGold Ashanti produces a Mineral Resource and Ore Reserve statement and all the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserve is based on information compiled by the Competent Persons.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources and Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the Company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resources and Ore Reserve Steering Committee, Mr VA Chamberlain, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibility.

VA Chamberlain (50)

MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM

Vaughan has 27 years’ experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 and currently holds the position of Senior Vice President: Geology and Metallurgy and is chairman of the Mineral Resources and Ore Reserves Steering Committee.

6B.	COMPENSATION

REMUNERATION COMMITTEE

Remuneration Committee

The Remuneration Committee comprises independent non-executive directors and the purpose of the committee is to discharge the responsibilities of the board relating to all compensation, including equity compensation of the company’s executives. The committee establishes and administers the company’s executive remuneration with the broad objective of aligning executive remuneration with company performance and shareholder interests, setting remuneration standards aimed at attracting, retaining and motivating a competent executive team, linking individual pay with operational and company performance in relation to strategic objectives; and evaluating compensation of executives including approval of salary, equity and incentive based awards. The committee also considers and makes recommendations to shareholders on non-executive director’s fees.

The performance of the executive team, including the executive directors, is considered relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key performance objectives. Bonuses paid to the executives are a reflection of performance of each of the executives and the company as a whole.

The members of the remuneration committee during 2012 are reflected below:

Members

WA Nairn (Chairman)

FB Arisman

MJ Kirkwood (appointed October 1, 2012)

TT Mboweni

Prof LW Nkuhlu

SM Pityana

The meetings of the committee are attended by the chief executive officer, chief financial officer and executive vice president: people and organizational development, except when their own remuneration or benefits are being discussed.

Remuneration principles

A holistic remuneration approach is followed which includes guaranteed pay (comprising base pay and benefits) and variable pay (which is separated into long term incentives and short term incentives). All elements play a key role in attracting and retaining our people. To support this philosophy we therefore:

•

Align the behaviors and performance of our senior management and executives with the strategic goals of the organization, by offering competitive incentive plans with performance goals in place that align both their and our shareholders’ interests;

•

Benchmark our executive remuneration against a comparator group of global and South African mining and multi-national companies. The comparator group is reviewed annually to ensure that it continues to be appropriate;

•	Continue to encourage the development of our employees to meet our business needs;
•	Ensure that our employees share in the success of our company; and
•	Continue to ensure that the correct governance frameworks are applied to all decisions and practices around remuneration throughout AngloGold Ashanti.

Remuneration policy

The remuneration policy is designed to allow us to compete in a global market where growth and scarcity of key skills remain an obstacle. The focus is therefore to attract and retain these key skills whilst recognizing that cost and shareholder value are fundamental drivers of the policy delivery.

Linking pay and performance for our executives is important and by having a large portion of executive pay defined as at risk pay, we are ensuring executive compensation is aligned with the overall performance of the company, the regions and the business units and that the executives have an overriding focus on safety, as a large percentage of their variable pay is directly linked to keeping our employees safe.

Total reward

Over the past few years, the demand for executives with mining-related skills and experience has increased. Fewer people have entered the mining industry globally which limits the talent supply. The company operates in a highly competitive market for executives and the attraction and retention of talented and experienced executives is one of the key objectives of the executive remuneration approach. AngloGold Ashanti has designed its executive remuneration program to emphasize performance-based incentives that reward its executives for the achievement of specific annual, medium and long-term business goals.

Executive directors do not receive payment of directors fees or committee fees.

Benchmarking

Our executives and non-executives are benchmarked against a global group of competitors. AngloGold Ashanti’s size and complexity as well as each individual executive’s role and personal performance are reviewed annually against the benchmark group from a base pay, benefits, guaranteed pay and variable pay perspective. The 2012 bespoke benchmark survey was completed by GRS/ Mercer. For the 2013 annual increases (awarded effectively January 2013) the benchmark group was modified, following on shareholder feedback, to a slightly smaller peer group of companies (11) that are more similar to AngloGold Ashanti in size and geographic spread.

Our salary benchmarks are targeted at the market median; where there is a shortage of specialist and/or key technical skills higher than the benchmark median is paid, typically targeting the 75th percentile.

Each executive’s role is individually sized to ensure the best match possible. The comparison is done on the same or similar roles irrespective of place of work (including a review of purchasing power parity between countries). Each component of remuneration (base salary, short-term incentives, long-term incentives and benefits) is analysed and compared with the benchmarks and the overall package is reviewed accordingly.

Retirement benefits/pension

Retirement benefits are granted to all executives. All new executives and employees receive retirement benefits under defined contribution plans. Legacy defined benefit plans remain in place for some executives. Contributions vary from those prescribed by the USA 401(k) defined contribution fund, to the legacy defined benefit plan.

EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT REMUNERATION

2012

All figures in $000(1)
M Cutifani	Full year		1,713	359	351	57	2,480	2,800	(10)	5,280
S Venkatakrishnan(6)	Full year		1,063	314	209	522	2,108	2,283	(10)	4,391
Total executive directors			2,776	673	560	579	4,588	5,083		9,671
Prescribed officers
I Boninelli	Full year		591	118	62	3	774	-		774
CE Carter(6)	Full year		684	156	71	291	1,202	1,058	(10)	2,260
RN Duffy(6)	Full year		755	106	148	326	1,335	-		1,335
GJ Ehm(6)	Full year		688	119	62	175	1,044	-		1,044
RW Largent(6)	Full year		827	177	191	356	1,551	1,711		3,262
RL Lazare(6)(7)		March 31, 2012	173	320	30	374	897	1,243		2,140
M MacFarlane(5)	From June 01, 2012		379	42	27	-	448	-		448
DC Noko(9)	From June 15, 2012		299	56	37	275	667	-		667
MP O’Hare	Full year		687	126	134	48	995	-		995
AM O’Neill(6)	Full year		1,453	328	39	257	2,077	-		2,077
ME Sanz Perez(8)	Full year		481	101	50	96	728	-		728
YZ Simelane	Full year		427	73	83	14	597	-		597
Total Prescribed Officers			7,444	1,722	934	2,215	12,315	4,012		16,327
Total executive director and management remuneration 2012			10,220	2,395	1,494	2,794	16,903	9,095		25,998

2011

All figures in $000(1)
M Cutifani	Full year		1,735	1,150	317	634	3,836	-	3,836
S Venkatakrishnan	Full year		1,074	609	163	411	2,257	-	2,257
Total executive directors			2,809	1,759	480	1,045	6,093	-	6,093
Prescribed officers
I Boninelli	From November 1, 2011		103	323	11	1	438	-	438
CE Carter	Full year		704	332	75	201	1,312	353	1,665
RN Duffy	Full year		712	335	147	222	1,416	172	1,588
GJ Ehm	Full year		586	279	83	326	1,274	833	2,107
RW Largent	Full year		671	313	42	259	1,285	-	1,285
RL Lazare	Full year		707	634	138	567	2,046	1,001	3,047
MP O’Hare	From June 1, 2011		357	287	71	534	1,249	284	1,533
AM O’Neill	Full year		1,608	624	132	151	2,515	-	2,515
ME Sanz	From June 13, 2011		232	197	24	106	559	-	559
TML Setiloane		August 31, 2011	388	161	42	197	788	-	788
YZ Simelane	Full year		440	194	83	23	740	720	1 460
Total Prescribed Officers			6,508	3,679	848	2,587	13,622	3,363	16,985
Total executive director and management remuneration 2011			9,317	5,438	1,328	3,632	19,715	3,363	23,078

(1)

Where directors’ compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollar using the following year-to-date average rate of exchange R8.1961:$ (2011: R7.2569:$).

(2)	Salaries are disclosed only for the period from or to which office was held.
(3)	The performance related payments calculated on the year’s financial results.
(4)	Includes health care and personal travel. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(5)	M MacFarlane commutes between Canada and South Africa and the company carries the cost of flights and hotel accommodation in South Africa, these are excluded for reporting purposes.
(6)	Received retention bonuses.
(7)	Cash paid in lieu of LTIP for 2012.
(8)	Received the remainder of sign-on bonus in July 2012 (paid over 24 months).
(9)	Received a sign-on bonus.
(10)

These executives and prescribed officers applied all of the after tax proceeds from the sale of their options to acquire – Messrs Cutifani 51,692; Venkatakrishnan 42,157 and Carter 19,541 ordinary shares in AngloGold Ashanti.

Rounding of figures may result in computational discrepancies.

NON-EXECUTIVE DIRECTORS’ COMPENSATION

The fees of non-executive directors are fixed by shareholders at the annual general meeting and, other than the fees they receive for their participation on board committees and allowances for traveling internationally to attend board meetings, non-executive directors receive no further payments from the company and are precluded from participation in the company’s share incentive scheme.

At the annual general meeting of shareholders held on May 10, 2012, shareholders approved an increase to the fees payable to non-executive directors.

The increases as approved by shareholders are shown below:

Non-Executive Directors’ fees for six board meetings per annum

Board Meetings	Fees to May 31, 2012 per annum	Fees from June 1, 2012 per annum
South African resident Chairman	R1,672,330	-
Chairman	-	$251,325
South African resident director	R310,500	$57,762
Non-South African resident director who is resident in Africa	$42,188	$57,762
Non-South African resident director who is resident in jurisdictions other than Africa	$66,000	$69,000

Allowance for attendance by non-executive directors at additional board meetings

Each non-executive director will be entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum, as follows:

Additional Board Meetings	Fees to May 31, 2012 per meeting	Fees from June 1, 2012 per meeting
South African resident Chairman	R85,800	-
Chairman	-	$12,894
South African resident director	R18,400	$3,465
Non-South African resident director who is resident in Africa	$2,500	$3,465
Non-South African resident director who is resident in jurisdictions other than Africa	$3,300	$3,465

Travel allowance to be paid to non-executive directors who travel from outside South Africa to attend board meetings

Each non-executive director who is not in South Africa and who travels to attend board meetings will be entitled to receive a travel allowance on the basis set out below. In addition to the travel allowance payable, the company will cover all accommodation and sundry costs. The travel allowance for directors outside South Africa who attend board meetings is as follows:

Travel Allowance	Travel allowance to:
	May 31, 2012	June 1, 2012
South African resident director	Rnil	Rnil
Non-South African resident who is resident in Africa	$7,500	$7,800
Non-South African resident director who is resident in jurisdictions other than Africa	$8,800	$9,152

Board committee fees payable to non-executive directors

The fee paid to each non-executive director in respect of such director’s membership of a committee of the board is as follows:

Board Committee Meetings	Fees to May 31, 2012 per annum	Fees from June 1, 2012 per annum
Audit and Corporate Governance Committee
Chairman - South African resident	R184,000	$30,000
Member - South African resident	R155,250	$21,393
Member - Non-South African resident who is resident in Africa	$21,094	$21,393
Member - Non-South African resident who is resident in jurisdictions other than Africa	$27,847	$27,847
Remuneration Committee
Chairman - South Africa	-	$26,000
Member - South African	-	$17,730
Member - African	-	$17,730
Member - Other than Africa	-	$22,000

Other Committees (being Investment, Safety, Health and Sustainable Development, Transformation and Human Resource Development, Risk and Information Integrity, Social, Ethics and Transformation committee and such other committees of the board as may be established from time to time)

Chairman – South African resident	R149,500	-
Chairman – South Africa and African	-	$20,601
Chairman – Non-South African resident who is resident in Africa	$20,313	-
Chairman – Non-South African resident who is resident in jurisdictions other than Africa	$27,500	$27,500
Member – South African resident	R126,500	$17,432
Member – Non-South African resident who is resident in Africa	$17,188	$17,432
Member – Non-South African resident who is resident in jurisdictions other than Africa	$22,000	$22,000

Fees payable for attendance at ad hoc meetings

Each non-executive director will be entitled to an allowance for each board committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including the Financial Analysis committee, the Party Political Donations committee, the Nominations committee and any special purpose committee established by the board as follows:

Board Committee and Special Purpose Committee	Fees to May 31, 2012 per meeting	Fees from June 1, 2012 per meeting
South African resident director	R18,630	$3,465
Non-South African resident who is resident in Africa	$2,531	$3,465
Non-South African resident director who is resident in jurisdictions other than Africa	$3,300	$3,465

NON-EXECUTIVE DIRECTORS’ REMUNERATION

			2012				2011
All figures stated to the nearest $000(1)	Appointment		Directors’ fees(3)	Committee fees	Travel	Total	Directors’ fees(3)	Committee fees	Travel	Total
	From(2)	To(2)
T TMboweni (Chairman)			293	64	–	357	245	57	–	302
Dr TJ Motlatsi		Feb 17, 2011	–	–	–	–	22	14	–	36
FB Arisman			85	130	36	251	76	132	50	258
R Gasant			67	51	–	118	50	52	–	102
NP January-Bardill	Oct 1, 2011		67	79	–	146	11	6	–	17
MJ Kirkwood	June 1, 2012		47	20	27	94	–	–	–	–
WA Nairn			64	114	–	178	45	101	–	146
Prof LW Nkuhlu			60	118	–	178	50	85	–	135
F Ohene-Kena			55	40	23	118	41	43	27	111
SM Pityana			64	111	–	175	43	95	–	138
RJ Ruston	Jan 1, 2012		81	63	45	189	–	–	–	–
Total – non-executive directors			883	790	131	1,804	583	585	77	1,245

(1)

Where non-executive directors’ compensation is paid in South African rands in 2011, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollars using the following rate of exchange: R7.2569:$1.

(2)	Fees are disclosed only for the period from or to which, office is held.
(3)

At the annual general meeting of shareholders held on May 10, 2012, shareholders approved an increase in directors’ fees with effect from June 1, 2012. Directors fees for committees may vary depending on the number of committees on which the non-executive director is a member and whether he/she is chairman or a member of the committee.

Rounding may result in computational differences.

6C.	BOARD PRACTICES

The Board of Directors

The strategic leadership of AngloGold Ashanti is the responsibility of a unitary board, comprising two executive directors and ten independent non-executive directors as at December 31, 2012. The board has delegated some of its responsibilities to its subcommittees but reserves certain areas of responsibility solely for itself.

The following movements to the board of directors took place during the period from January 1, 2012 to December 31, 2012 and subsequent to year-end.

Executive directors

There were no changes to the executive directors during the year under review. Subsequent to year end, the board of AngloGold Ashanti announced the resignation of Chief Executive Officer, Mark Cutifani, effective March 31, 2013. The board further announced the appointment of current Chief Financial Officer, Srinivasan Venkatakrishnan, and Executive Vice President: Business & Technical Development, Tony O’Neill, as joint interim Chief Executive Officers until a successor to Mark Cutifani is appointed.

On February 18, 2013, the board announced the appointment of Tony O’Neill as an executive director of the company with effect from February 20, 2013.

Non-executive directors

Rodney Ruston and Michael Kirkwood were appointed to the board with effect from January 1, 2012 and June 1, 2012 respectively. Rodney Ruston offered himself and was elected as a director by shareholders at the Annual General Meeting held on May 10, 2012. Michael Kirkwood will retire at the annual general meeting and offer himself for election by shareholders at the annual general meeting to be held on May 13, 2013.

The directors retiring by rotation at the forthcoming annual general meeting pursuant to the Memorandum of Incorporation, are Bill Nairn, Ferdinand Ohene-Kena, Frank Arisman and Srinivasan Venkatakrishnan. Bill Nairn, Ferdinand Ohene-Kena and Frank Arisman will not offer themselves for re-election.

The company’s Memorandum of Incorporation does not set a mandatory retirement age for non-executive directors. However, in accordance with recommendations of King III and the requirements of the Sarbanes Oxley Act, directors are required to step down from the board after nine consecutive years of service. Nevertheless, the board has discretion to extend this period with the consent of the individual director and after a rigorous assessment of the director’s independence and performance.

Non-executive directors do not hold service contracts with the company.

Company Secretary

Lynda Eatwell retired as Company Secretary on August 31, 2012 and Maria Sanz Perez was appointed as Company Secretary with effect from September 1, 2012.

Appointment of directors

The board is authorized by the company’s Memorandum of Incorporation to appoint new directors based on recommendations by the Nominations Committee. Newly appointed directors are required to retire at the next annual general meeting following their appointment and stand for election by shareholders. Eligibility for appointment as a director is guided by the Director’s Fit and Proper Standards Policy, requirements of the Companies Act, King III and best practice.

Non-executive directors receive fees for their services as directors which are approved by shareholders at annual general meetings. Non-executive directors do not participate in the company’s share incentive scheme.

Executive directors have contracts of employment with the company.

Retirement by rotation

One-third of the non-executive directors retire by rotation annually in accordance with the company’s Memorandum of Incorporation, with the longest serving directors being eligible for re-election. Executive directors are not subjected to the rotation process given their responsibility for the day-to-day running of the company and are held accountable for the operational and management performance of the company by regularly reporting to the board. Their performance is assessed annually by the board against pre-determined criteria.

On March 27, 2013, shareholders approved the company’s new Memorandum of Incorporation. One of the key changes in this document, compared to the old constitutional document, is the provision for all directors, not only non-executive directors, to be subjected to retirement by rotation. In anticipation of the adoption of this provision, Srinivasan Venkatakrishnan, Chief Financial Officer, will stand for re-election by shareholders at the annual general meeting to be held on May 13, 2013 and shareholders will equally vote on confirming Tony O’Neill’s appointment to the board. The other directors to retire by rotation are Frank Arisman, Bill Nairn and Ferdinand Ohene-Kena, all of whom will not stand for re-election.

Independence of directors

Determination of independence is guided by King III, the Companies Act, the requirements of the JSE and the New York Stock Exchange’s rules on independence as well as best practice. The board complies, at all times, with the requirement to consist of a majority of independent directors.

Post year-end, Sipho Pityana’s status as an independent non-executive director was changed to non-executive director with effect from February 19, 2013. The company believed this to be appropriate after AngloGold Ashanti’s South African operations contracted with Izingwe Property Managers (Pty) Limited, after a competitive bidding process, to plan, design, develop and construct 200 residential accommodation units for its employees under a pilot employee homeownership program. Izingwe Property Managers (Pty) Limited is an associate of Sipho Pityana. This commercial transaction has resulted in his being deemed non-independent in terms of the company’s policy on director independence. As a result of this change of status, he has stepped down as a member of the Remuneration Committee.

Executive Committee

Day-to-day management of the group’s affairs is vested in the Executive Committee, which is chaired by the Chief Executive Officer and comprises 13 members, four of whom head the regional operations. The committee’s work is supported by country and regional management teams. During the year under review, two new members, M MacFarlane and D Noko, were appointed to the committee.

The committee held 12 meetings and two workshops to discuss operational matters and review the programs and activities being implemented to advance the achievement of the set of strategic goals on safety, asset portfolio-, financial-, people- and environmental management as well as stakeholder engagement.

Executive contracts

All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s short term incentive scheme, the Bonus Share Plan (BSP), and the Long-Term Incentive Plan (LTIP).

South African executives have dual contracts which reflect the percentage of their time focused on offshore business requirements.

The executive contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:

•	The acquisition of all or part of AngloGold Ashanti; or
•	A number of shareholders holding less than 35 percent of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•	The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice periods and the change of control contract terms.

The notice period applied per category of executive and the change of control periods as at December 31, 2012 were as follows:

Executive committee member	Payment in lieu of notice period	Change of control
Chief executive officer	12 months	24 months
Chief financial officer	9 months	9 months
Other executive committee members	6 months	6 months

The board in negotiation with the executive has the discretion to mutually agree the duration of the notice period, as a result:

•	Following on from his resignation and appointment to Anglo American, the board mutually agreed with Mark Cutifani to reduce his notice period from 12 months to three months;
•

In negotiating conditions for the acting chief executive officers in January 2013 with both Tony O’Neill and Srinivasan Venkatakrishnan, and in exchange for a ‘stay period’ to end September 2013, the board agreed it would review all acting arrangements upon appointment of a new chief executive officer or in June 2013 (whichever occurred sooner) and that both Tony O’Neill and Srinivasan Venkatakrishnan would be offered the option to return to their normal positions post appointment of a new chief executive officer or have the alternative to exit the company at the end of September 2013. Their notice periods would revert back to the standard notice period after September 2013.

Non-executive directors do not hold service contracts with the company. Executive directors do not receive payment of directors’ fees or committee fees.

Board activities in 2012

Outside of meeting on a collective basis, individual board members, especially the chairman of the board, the chairman of the Audit and Corporate Governance Committee and the chairmen of the other board committees, actively and continuously engage with management and other stakeholders on important matters, thereby enabling the board to provide the required strategic leadership.

The following are some key actions and programs undertaken and implemented by the board in 2012 in fulfilling its functions and responsibilities regarding strategic oversight:

•	Evaluated and approved management’s five-year strategic proposals;
•	Discussed and approved management’s budget proposals for the 2013 financial year;
•	Examined ways of improving long-term value to shareholders;
•

Successfully defended and maintained investment-grade credit rating, and completed a refinancing of the undrawn revolving credit facility; issued a new ten-year rated bond, and raised an aggregate of R1 billion from the South African debt markets under the Domestic Medium Term Note Program;

•	Discussed and approved capital expenditure proposals submitted by management on a quarterly basis;
•	Achieved substantial compliance with the provisions of the Companies Act;
•	Visited various mines and exploration sites to observe and acquire a better understanding of the operations;
•	Assessed the skills set of the board which resulted in the appointment of two new independent non-executive directors;
•	Carried out an annual evaluation of the board, its committees, independence of directors, performance of the Chairman of the board and the competence and qualifications of the Company Secretary;
•	Reviewed the independence of each non-executive director in accordance with policy and best practice guidelines;
•	Set up the Social, Ethics and Transformation Committee in fulfilment of Section 72(4) and Regulation 43 of the Companies Act; and
•	Considered and approved a number of regulatory compliance policies.

Board committees

The board has established and delegated specific roles and responsibilities to 11 standing committees, including the Executive Committee, to assist it in discharging its duties and responsibilities. The terms of reference of each committee are approved by the board and reviewed annually or as necessary.

All committees, except the Executive Committee, are chaired by independent non-executive directors and the following committees comprise non-executive directors only – Audit and Corporate Governance, Nominations, Remuneration and Financial Analysis.

All committees meet quarterly in accordance with their terms of reference, except the Party Political Donations, Nominations and Financial Analysis committees which meet on a need-to basis and the Executive Committee which meets monthly or as often as required. Members of the Executive Committee and other management attend meetings of the various committees as and when required. During 2012, all committees held the minimum number of meetings as required and discharged their duties as prescribed by the respective terms of reference.

The Social, Ethics and Transformation Committee held its first and only meeting in November 2012, following its establishment in April 2012.

The Party Political Donations and Financial Analysis Committees did not meet during 2012.

Attendance at meetings by directors

Director	Board	Audcom	Remcom	R&II	Nomcom	SE&T	SHSD	THRC	INVCOM
TT Mboweni	10/10	–	5/6	–	3/3	–	–	4/4	4/4
FB Arisman	10/10	7/7	6/6	3/4	3/3	–	3/5	–	4/4
M Cutifani	(3)7/10	–	–	3/4	–	1/1	4/5	4/4	4/4
R Gasant	10/10	7/7	–	4/4	3/3	–	–	–	–
NP January-Bardill	10/10	7/7	–	–	3/3	1/1	5/5	4/4	–
MJ Kirkwood(1)	5/6	–	2/2	–	1/1	1/1	–	–	1/1
WA Nairn	10/10	–	6/6	4/4	3/3	1/1	5/5	4/4	4/4
Prof LW Nkuhlu	8/10	7/7	6/6	4/4	3/3	1/1	5/5	–	4/4
F Ohene-Kena	5/10	–	–	–	2/3	–	4/5	3/4	–
SM Pityana	10/10	–	5/6	4/4	3/3	1/1	5/5	4/4	4/4
RJ Ruston(2)	10/10	–	–	2/2	3/3	1/1	3/3	–	2/2
S Venkatakrishnan	10/10	–	–	4/4	–	–	–	–	4/4

(1)	Appointed to the board and Nomcom on June 1, 2012 and Remcom, SE&T and Invcom on October 1, 2012.
(2)	Appointed to the board and Nomcom on January 1, 2012 and R&II, SHSD, SE&T and Invcom on June 1, 2012.
(3)

M Cutifani was recused from attending two board meetings convened to discuss special matters relating to the CEO and one other meeting which he was unable to attend owing to an important industry meeting.

Key
Audcom:	Audit and Corporate Governance Committee
Remcom:	Remuneration Committee
R&II:	Risk and Information Integrity Committee
Nomcom:	Nominations Committee
SHSD:	Safety, Health and Sustainable Development Committee
SE&T:	Social, Ethics and Transformation Committee
THRC:	Transformation and Human Resources Development Committee
INVCOM:	Investment Committee

Audit and Corporate Governance Committee

In accordance with best practice recommendations of King III and the Sarbanes-Oxley Act of the United States, membership of this committee comprises four independent non-executive directors. Several members of the executive team and management, including the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer, Group General Counsel and Company Secretary, Vice President Treasury, Senior Vice President Group Internal Audit, Financial Controllers at the regional operations as well as the external auditors attended the committee’s quarterly meetings. Members of the committee regularly engage with key members of the financial management team for discussion on matters relevant to the committee’s role.

Pursuant to the Companies Act, King III and best practice, the committee, among other business:

•	Reviewed and approved the external auditors’ fees and the integrated audit plan for the 2012 financial year;
•	Reviewed the performance of the external auditors and recommended their reappointment;
•	Considered, and pre-approved, on a quarterly basis, non-audit services provided by all external auditors to the group;
•	Reviewed the independence of the external audit team and audit partner and concluded that they were independent for the 2012 audit year;
•	Reviewed the 2011 annual reports and 2012 quarterly reports on behalf of the board;
•	Received and reviewed, on a quarterly basis, the use of the company’s whistle-blowing facility and advised on ways to enhance its use;
•	Reviewed, on a quarterly basis, submissions by management on the state of the group’s financial affairs, internal control environment and auditing, and reported thereon to the board;
•	Performed liquidity and solvency tests in relation to dividends (quarterly) and guarantees (as necessary);
•	Monitored implementation of recommendations on audit findings;

•	Monitored the activities of the group’s internal audit function and also ensured that it was sufficiently resourced to discharge its duties;
•	Reviewed and monitored the implementation of the combined assurance framework and an integrated audit process;
•	Monitored, on behalf of the board, application of the principles of King III and compliance with the requirements of the Companies Act;
•

Monitored developments in IFRS and US GAAP accounting standards through regular updates from management with the main objective of ensuring that the company’s accounting practices complied with relevant standards;

•

Received quarterly briefings and updates on the roll-out of the Code of Business Principles and Ethics and matters relating to compliance. This function was transferred to the Social, Ethics and Transformation Committee;

•	Received and reviewed on a quarterly basis, reports on major litigations and disputed cases so as to assess their likely outcome and their potential financial and other impact on the group; and
•	Assisted and advised management to develop a legal and regulatory framework to monitor compliance with relevant laws and regulations.

Risk and Information Integrity Committee

Risk and information integrity committee assists the board in discharging its responsibilities relating to the governance of risk; the management of IT resources; and the integrity of information.

Safety, Health and Sustainable Development Committee

Safety, Health and Sustainable Development Committee seeks to ensure that operations are conducted in compliance with company policies in a socially responsible way.

Transformation and Human Resources Development Committee

Transformation and Human Resources Development Committee oversees compliance with laws on social transformation and the development of employees.

Remuneration Committee

Remuneration Committee monitors and aligns executive remuneration with company performance and shareholder interests, and seeks to maintain remuneration standards aimed at attracting and retaining a competent executive team.

Social, Ethics and Transformation Committee

Social, Ethics and Transformation Committee came into effect on April 30, 2012. The committee assists the board in discharging its responsibilities as prescribed by the Companies Act and in terms of the company’s specific needs on sustainable development, compliance and ethics, transformation and localization.

Nominations Committee

Nominations committee assists the board in identifying and accessing the eligibility of potential directors.

Investment Committee

Investment Committee is required to assess individual capital projects to ensure that investments, divestments and financing proposals are in accordance with AngloGold Ashanti’s objective of creating sustainable wealth.

Financial Analysis Committee

Financial Analysis Committee is an ad hoc committee that assists the board in assessing financial transactions. This committee did not meet during 2012.

Party Political Donations Committee

Party Political Donations Committee is an ad hoc committee which discharges the responsibilities delegated to it by the board in terms of the Party Political Donations policy. This committee did not meet during 2012.

6D.	EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last 3 financial years was:

	2012	2011	2010
South Africa	34,186	32,082	35,660
Continental Africa	16,621	16,539	15,761
Australasia	494	509	494
Americas	7,896	7,389	6,582
Other, including corporate and non-gold producing subsidiaries	6,625	4,723	3,549
Total	65,822	61,242	62,046

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

Approximately 91.5 percent of AngloGold Ashanti’s full-time employees are either members of a union or are catered for through collective bargaining agreements. In Australia, employees are not members of unions but a high degree of employee participation in wage discussions is encouraged. Wage settlements are specific to each jurisdiction in which AngloGold Ashanti operates and the company’s approach is to ensure that agreements are fair but realistic, taking into account the local economic context and the impact of any settlement on the long-term viability of the business.

In South Africa widespread labor unrest occurred in the mining sector during 2012. The mining unrest stemmed from inter-union rivalry, dissatisfaction with socio-economic conditions and a general demand for an increase in wages.

AGA was affected by unprotected strike action, during the period September 20, 2012 to October 25, 2012.

Following the unprotected strike, there appeared to be a considerable shift of membership towards the trade union AMCU (Association of Mineworkers and Construction Union) in the West Wits district. AMCU recruitment on a lesser scale also occurred in the Vaal River district.

The Mponeng mine in the West Wits was plagued by a number of underground sit-ins, which made a safe and orderly restart problematic. The mine was closed for the period November 7 to November 12, 2012 to stabilise labor relations and to ensure a halt to further sit-ins. Representatives of the traditional unions, as well as AMCU were engaged, and a facilitated process lead to an agreement setting out guiding principles for future labor matters.

Navachab Gold Mine in Namibia experienced a 13 day strike during the annual wage negotiations with the union which ended with a wage agreement for 2012 wages being concluded.

In Mali, after many years of engaging with one union, Sadiola management have seen the introduction of a second minority union. Wage negotiations for 2012 were successfully concluded.

In Ghana, a two year wage agreement was successfully concluded for the 2012 and 2013 wage period.

In Guinea a one year wage agreement was successfully concluded for 2012.

In Tanzania, Geita Gold Mine management signed a revised access agreement with the Tanzania Mine & Construction Workers Union (TAMICO) following which a recognition agreement was concluded for the purposes of communication and consultation.

A pro-active approach to labor relations, integrated with other management initiatives, has been adopted at AngloGold Ashanti’s operations in Argentina, where the uncertain political and economic climate has the potential to affect relations between the various labor groups and between management and employees. Frequent dialogue with union leaders at local provincial and national level has taken place during the year. The climate among employees is also monitored, and management communicates proactively with employees to ensure that they are well informed about their conditions of employment.

The increase of salaries for unionized employees in Argentina was finalized in February 2012. The agreement included an increase of 20 percent from February 2013 to June 2013 and 7 percent from July 2013 to January 2014. Other companies in the region which have similar agreements are on average 30 percent higher than CVSA.

Since March 2013, CVSA recognized a new union for white collar workers. This union will represent all managers, supervisors and support employees.

Representation for our contractors (truckers and construction) is an increasing concern resulting in strikes on all projects and sites in Santa Cruz, including CVSA. Meetings with the different general managers of the sites in Santa Cruz are being held to address these issues.

6E.	SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the company at December 31, 2012 which did not individually exceed 1 percent of the company’s issued ordinary share capital, were:

	Beneficial		Beneficial
	Direct	Indirect	Direct	Indirect

	December 31, 2012		December 31, 2011

Non-executive directors
FB Arisman	-	4,984	-	4,984
LW Nkuhlu	-	800	-	800

Total	-	5,784	-	5,784

Executive directors
M Cutifani	61,692	-	10,000	-
S Venkatakrishnan	52,508	-	10,351	-

Total	114,200	-	20,351	-

Prescribed officers
AM O’Neill	-	7,000	-	7,000
CE Carter	25,078	-	7,037	-

	25,078	7,000	7,037	7,000

Grand total	139,278	12,784	27,388	12,784

A register detailing directors and prescribed officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

CHANGE IN DIRECTOR’S AND PRESCRIBED OFFICER’S INTERESTS IN ANGLOGOLD ASHANTI SHARES SINCE DECEMBER 31, 2012

	Date of transaction	Type of transaction	Number of shares	Direct/indirect beneficial holding
Non-executive director
LW Nkuhlu	February 22, 2013	On-market purchase of AngloGold Ashanti ordinary shares	2,200	Indirect

Executive directors
S Venkatakrishnan	February 27, 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,429	Direct
M Cutifani	March 1, 2013	On market sale of shares	35,580	Direct
	March 1, 2013	Off market purchase of shares from the exercise of options	88,594	Direct

Company Secretary
ME Sanz Perez	March 1, 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,135	Direct

Prescribed officers
GJ Ehm	February 22, 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,256	Direct
MP O’Hare	February 27, 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	927	Direct

	Date of transaction	Type of transaction	Number of shares	Direct/indirect beneficial holding
I Boninelli	February 27,2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,284	Direct
CE Carter	February 27,2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,716	Direct
DC Noko	February 27,2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	615	Direct
RW Largent	February 28, 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,881	Direct
RN Duffy	March 1, 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,180	Direct
MD Macfarlane	March 6, 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	452	Direct

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

DIRECTORS’ INTERESTS IN E ORDINARY SHARES

SM Pityana, an independent non-executive director of AngloGold Ashanti as at December 31, 2012, has an indirect beneficial holding in the company given that he is a Trustee and beneficiary of a trust which holds a 44 percent interest in Izingwe Holdings, the company’s BEE partner. As at December 31, 2012, Izingwe Holdings held 700,000 E ordinary shares in the issued capital of the company (December 31, 2011: 1,050,000 E ordinary shares). This holding is unchanged at the date of this report.

MINIMUM SHAREHOLDING REQUIREMENT FOR EXECUTIVES

With effect from March 2013, a minimum shareholding requirement (MSR) will be applicable to all executives as indicated below:

Executive directors

•

Within three years of appointment (or for existing executives, from introduction of this rule) executive directors (CEO and CFO) are to accumulate a MSR of AngloGold Ashanti shares to the value of 100 percent of net annual base salary; and

•

At the end of six years, executive directors are to accumulate a MSR of AngloGold Ashanti shares to the value of 200 percent of net annual base salary (additional 100 percent MSR) which they will be required to hold on an on-going basis.

Executive Committee members

•

Within three years of appointment (or for existing executives, from the introduction of this rule), Executive Committee members are to accumulate a MSR of AngloGold Ashanti shares to the value of 75 percent of net annual base salary; and

•

At the end of six years, Executive Committee members are to accumulate a MSR of AngloGold Ashanti shares to the value of 150 percent of net annual base salary (additional 75 percent MSR) which they will be required to hold on an on-going basis.

Co-Investment Executive Share Plan

To assist executives in meeting their MSR’s, with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), this has been adopted on the conditions below:

Executives will be allowed to take up to 50 percent of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150 percent, with vesting over a two-year period in two equal tranches.

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

At the annual general meeting held on May 7, 2010, shareholders authorized that 17,000,000 shares may be allocated for the purposes of the scheme. Prior to this authorization, the maximum number of shares attributable to the scheme was 2.75 percent of the total number of ordinary shares in issue from time to time. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the shares attributable to the scheme or 850,000 ordinary shares per employee could be issued in aggregate (2011: 850,000).

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

Bonus Share Plan (BSP)

The granting of awards pursuant to the BSP was approved by shareholders at the annual general meeting held on April 29, 2005 and amended at the general meeting held on May 6, 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive vice presidents and other management groups and employees are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, retirement or redundancy occurs which may result in an earlier vesting date. In respect of awards granted in 2008 and onwards, the vesting period has been shortened to 40 percent in year one and 60 percent in year two from the date of grant or, in the event that the exercising of awards only takes place in year three, then 120 percent of awards granted will be available to such participants.

Approval for the following changes was granted at the extraordinary general meeting on March 11, 2013. The 20 percent uplift for the retention of shares for 36 months will fall away and will now be added to the initial 100 percent resulting in an allocation of 120 percent share matching for all management. The Executive Committee members will receive an increased allocation from 120 percent to 150 percent. The vesting period has therefore been shortened to two years with 50 percent vesting 12 months after the date of issue and the remaining 50 percent vesting 24 months after the date of issue.

Long-Term Incentive Plan (LTIP)

The granting of awards in terms of the LTIP was approved by shareholders at the annual general meeting held on April 29, 2005. Executive directors, executive vice presidents and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets, under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, retirement or redundancy occurs which may result in an earlier vesting date.

The Remuneration Committee has approved a new retention bonus scheme comprising both cash (40 percent of 2013 total base pay) and shares (60 percent of base pay) which will be implemented on March 1, 2013 for Executive Committee members. This will be implemented over the short term to support a strategy of retaining the top management for a minimum 18 months to ensure delivery on key business imperatives while a new Chief Executive Officer is identified and inducted. The share award will be a performance-based share (LTIP) granted in March 2013. Subject to the performance conditions, these shares will vest at the end of August 2014. In line with the LTIP vesting, the cash portion will be delivered at the end of August 2014, based on the achievement of the performance conditions.

The allocation to the Chief Financial Officer will be 80 percent cash and 60 percent shares.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to December 31, 2012 and subsequent to year-end are set out in the table below.

Number of options and awards granted

	Balance at January 1, 2012	Granted during 2012	Exercised during 2012	Pre-tax gains on share options exercised ($’000)	Lapsed during 2012	Balance as at December 31, 2012(5)
Executive Directors
M Cutifani	258,210	112,183	86,293	2,800	12,209	271,891
S Venkatakrishnan	160,966	52,176	70,375	2,283	6,372	136,395
	419,176	164,359	156,668	5,083	18,581	408,286
Prescribed officers (1)
I Boninelli	8,568	21,590	-	-	-	30,158
CE Carter	76,627	25,507	32,621	1,058	3,182	66,331
RN Duffy	85,394	27,790	-	-	3,536	109,648
GJ Ehm	48,845	22,286	-	-	2,660	68,471
RW Largent	88,331	26,083	52,069	1,711	6,139	56,206
RL Lazare(4)	41,573	1,901	34,279	1,243	9,195	-
MP O’Hare	54,281	22,809	-	-	2,471	74,619
M MacFarlane(2)	-	-	-	-	-	-
AM O’Neill	108,544	45,512	-	-	3,943	150,113
D Noko(3)	-	-	-	-	-	-
ME Sanz Perez	8,406	13,387	-	-	-	21,793
YZ Simelane	32,008	13,350	-	-	2,389	42,969
Total prescribed officers	552,577	220,215	118,969	4,012	33,515	620,308
Other management	3,006,829	1,592,126	670,004	23,155	377,216	3,551,735
Total share incentive scheme	3,978,582	1,976,700	945,641	32,250	429,312	4,580,329

(1)

Pursuant to the South African Companies Act 71, of 2008 (as amended), which came into effect on May 1, 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.

(2)	M MacFarlane was appointed to the Executive Committee with effect from June 1, 2012 and therefore has no holdings/grants to date.
(3)	D Noko was appointed to the Executive Committee with effect from June 15, 2012 and therefore has no holdings/grants to date.
(4)	RL Lazare retired from the company with effect from March 31, 2012.
(5)	The latest expiry date of all options/awards granted and outstanding at December 31, 2012, is February 21, 2022.

Options/awards have been exercised by executive directors and prescribed officers subsequent to year-end.

The following Excom members have exercised options/awards subsequent to year end:

Number of options/awards
M Cutifani	88,594
CE Carter	13,609
RW Largent	7,966
MP O’Hare	2,306

A total of 1,264,872 options/awards out of the 4,580,329 options/awards granted and outstanding at December 31, 2012 are fully vested.

Awards granted since 2005 have been granted at nil cost to participants.

Non-executive directors are not eligible to participate in the share incentive scheme.

Awards granted in respect of the previous year’s financial results:

Number of awards issued in	Total(1) 2013	Total(2) 2012	Total 2011
Executive Directors
M Cutifani	5,429	112,183	86,789
S Venkatakrishnan	99,043	52,176	47,943
Total executive directors	104,472	164,359	134,732
Prescribed officers
I Boninelli	52,314	21,590	8,568
CE Carter	66,929	25,507	23,300
RN Duffy	65,193	27,790	21,950
GJ Ehm	59,443	22,286	18,702
RW Largent(3)	76,865	26,083	22,730
RL Lazare(4)	-	1,901	-
MP O’Hare	66,699	22,809	12,852
M MacFarlane	42,765	-	-
AM O’Neill	124,961	45,512	41,528
D Noko	45,334	-	-
ME Sanz Perez	46,087	13,387	8,406
TML Setiloane(5)	-	1,263	5,357
YZ Simelane	36,218	13,350	12,085
Total prescribed officers	682,808	221,478	175,478
Total awards to executive management	787,280	385,837	310,210

(1)

Includes awards granted in respect of the 20 percent top-up for the 2010 BSP awards, 2013 BSP matching award and 2013 LTIP (inclusive of the 60 percent share retention bonus award, the 40 percent deferred cash portion will be reported in the year of payment i.e. 2014).

(2)	Includes awards granted in respect of the 20 percent top-up for the 2009 BSP awards.
(3)	Received a cash payment in lieu of the 2010 BSP top-up due to US tax restrictions.
(4)	Ceased to be a prescribed officer with effect from March 31, 2012.
(5)	Ceased to be a prescribed officer with effect from August 31, 2011.

Number of time-related, performance-related, BSP and LTIP awards granted

As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the period January 1, 2012 to February 28, 2013 is as follows:

	Performance related	Bonus Share Plan(1)	Long- Term Incentive Plan(1)	Total Share Incentive Scheme	Total shares issued
At January 1, 2012	171,144	1,825,378	1,982,060	3,978,582	7,813,424
Movement during year
– Granted	-	993,146	983,554	1,976,700
– Exercised	(47,107)	(558,042)	(340,492)	(945,641)	945,641
– Lapsed – terminations	(31,070)	(104,026)	(294,216)	(429,312)
At December 31, 2012	92,967	2,156,456	2,330,906	4,580,329	8,759,065
Average exercise/issue price per share outstanding	220.09	317.88	316.28	315.08
Subsequent to year-end
– Granted	-	61,436	-	61,436
– Exercised	(370)	(97,027)	(25,651)	(123,048)	123,048
– Lapsed – terminations	-	(10,493)	(323,203)	(333,696)
At February 28, 2013	92,597	2,110,372	1,982,052	4,185,021	8,882,113

(1)	BSP and LTIP awards granted at nil cost to participants.

Following a change in the Schedule 14 of the JSE Listings Requirements (Share Incentive Schemes) on October 15, 2008, the maximum number of shares attributable to the scheme was changed from 2.75 percent of issued share capital from time to time to a fixed figure of 17,000,000. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the shares attributable to the scheme, being 850,000 ordinary shares in aggregate.

Also effective October 15, 2008, the recycling of options/awards that have vested and which have been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued in terms of the share incentive scheme, as affected by this Listings Requirements rule change:

Details	Options/Awards
Total number of options/awards attributable to the scheme at December 31, 2012	17,000,000
Less:
– Total number of options/awards granted and outstanding at December 31, 2012	(4,580,329)
– Total number of options/awards exercised:
– During the period October 15, to December 31, 2008	(101,013)
– During the period January 1 to December 31, 2009	(1,131,916)
– During the period January 1 to December 31, 2010	(823,411)
– During the period January 1 to December 31, 2011	(889,593)
– During the period January 1 to December 31, 2012	(945,641)
Total options/awards available but unissued at December 31, 2012	8,528,097

ITEM 7: SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

OVERVIEW

DESCRIPTION OF ANGLOGOLD ASHANTI’S SHARE CAPITAL

AngloGold Ashanti’s share capital consists of four classes of stock:

•	Ordinary shares, par value 25 South African cents each (the “ordinary shares”);
•	E-Ordinary shares, par value 25 South African cents each (the “E-ordinary shares”);
•	A redeemable preference shares, par value 50 South African cents each (the “A preference shares”); and
•	B redeemable preference shares, par value 1 South African cent each (the “B preference shares”).

The authorized and issued share capital of AngloGold at December 31, 2012, is set out below:

Title of class	Authorized	Issued
Ordinary shares	600,000,000	383,320,962
E-Ordinary shares	4,280,000	1,617,752
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896

All the issued ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti. For a discussion of rights attaching to the ordinary shares, E ordinary shares, the A redeemable preference shares and the B redeemable preference shares, see “Item 10B.: Memorandum of Incorporation”.

The following are the movements in the ordinary issued share capital at December 31:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2012		2011		2010

At January 1	382,242,343	95,560,586	381,204,080	95,301,020	362,240,669	90,560,167
Issued during the year:
- Equity raising – proceeds used to part fund the hedge elimination	–	–	–	–	18,140,000	4,535,000
- Bokamoso ESOP on conversion of E ordinary shares	84,446	21,112	60,695	15,174	–	–
- Izingwe on conversion of E ordinary shares	48,532	12,133	39,052	9,763	–	–
- BEE transaction (as approved by shareholders on May 11, 2011) Bokamoso ESOP	–	–	48,923	12,231	–	–
- Exercise of options by participants in the AngloGold share Incentive Scheme	945,641	236,410	889,593	222,398	823,411	205,853
	383,320,962	95,830,241	382,242,343	95,560,586	381,204,080	95,301,020

During the period January 1, 2013 to and including April 19, 2013, 361,458 ordinary shares were issued at an average issue price of R324.35 per share, resulting in 383,682,420 ordinary shares being in issue at April 19, 2013. Of the 361,458 ordinary shares issued during the period January 1, 2013 to and including April 19, 2013, 2,138 ordinary shares were issued on conversion and cancellation of 12,392 E ordinary shares in accordance with the applicable conversion formula.

E ordinary shares

The following are the movements in the E ordinary issued share capital at December 31:

		Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
		2012		2011		2010

At January 1		2,582,962	645,741	2,806,126	701,532	3,794,998	948,749
Reinstated				1,329,164	332,291
Issued during the year:
-	Cancelled in exchange for ordinary shares in terms of the cancellation formula	(965,210)	(241,303)	(1,552,328)	(388,082)	(988,872)	(247,217)
		1,617,752	404,438	2,582,962	645,741	2,806,126	701,532

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

However, in November 2011, in addition to the reinstatement of cancelled E ordinary shares, shareholders approved an amendment to the cancellation formula through the resetting of the strike price. Participants to the ESOP and Izingwe are now guaranteed a minimum conversion price of R40 per E ordinary share with a maximum of R90 per E ordinary share for the ESOP and R70 per E ordinary share for Izingwe from a base price of R320 and R330 per share, respectively.

E ordinary shareholders are entitled to vote at all ordinary shareholder meetings but do not hold veto rights.

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

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5 percent of the ordinary issued share capital of the company:

Ordinary shares held at	December 31, 2012		December 31, 2011		December 31, 2010
Shareholder*	Number of Shares	percent Voting Rights	Number of Shares	percent Voting Rights	Number of Shares	percent Voting Rights

Paulson & Co., Inc	28,607,495	7.46	32,570,668	8.52	41,000,000	10.76
Allan Gray Unit Trust Management Limited	20,510,646	5.35	24,710,806	6.46	31,668,339	8.31
Investec Asset Management Pty Ltd (South Africa)	20,108,121	5.25
Public Investment Corp. of South Africa	20,050,361	5.23
Fidelity Management & Research					28,383,749	7.45

*Shares may not necessarily reflect the beneficial shareholder

At December 31, 2012, a total of 153,711,993 shares (or 40.10 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt program. Each American Depositary Share (ADS) is equivalent to one ordinary share. At December 31, 2012, the number of persons who were registered holders of ADSs was reported at 3,196. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at December 31, 2012, there were 9,535 holders of record of AngloGold Ashanti ordinary shares. Of these holders 351 had registered addresses in the United States and held a total of 63,900 ordinary shares, approximately 0.017 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At March 31, 2013,151,193,769 ADSs or approximately 39.4 percent of total issued ordinary share capital, were issued and outstanding and held of record by approximately 3,142 registered holders .

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the years ended December 31, 2012, 2011 and 2010:

At December 31	2012		2011		2010
(in millions)	Purchases (by)/from related party $	Amounts owed to/(by) related party $	Purchases (by)/from related party $	Amounts owed to/ (by) related party $	Purchases (by)/from related party $
Purchases of goods and services (by)/from equity accounted joint ventures and associates
Margaret Water Company	4	-	6	-	3
Société d’Exploitation des Mines d’Or de Sadiola S.A.	(14)	(2)	(12)	(2)	(8)
Société d’Exploitation des Mines d’Or de Yatela S.A.	(1)	-	(2)	(1)	(3)
Société des Mines d’Or MorilaS.A.	(3)	-	(4)	-	(8)
Trans-Siberian Gold plc	-	-	-	-	1
	(14)	(2)	(12)	(3)	(15)

Amounts due by joint venture and associate related parties arising from purchases of goods and services are unsecured and non-interest bearing.

As at December 31, 2012 and 2011, there are no outstanding balances arising from purchases of goods and services owed to related parties.

On February 19, 2013, AngloGold Ashanti entered into an agreement (Agreement) with Izingwe Property Managers (Pty) Limited (Izingwe Property) under which Izingwe Property will assist AngloGold Ashanti in the planning, design, development and construction of 200 units of housing in South Africa for employees of AngloGold Ashanti. Izingwe Property’s roles will be those of development and project manager and main contractor. The terms of the Agreement call for payments from AngloGold Ashanti to Izingwe Property in the amount of $6.7 million in consideration for Izingwe Property’s services. Mr Sipho Pityana, a non-executive director of the company, is Chairman and a 44 percent shareholder of Izingwe Holdings (Proprietary) Limited (Izingwe), AngloGold Ashanti’s BEE partner. Izingwe Capital (Proprietary) Limited, an associate company of Izingwe is the majority shareholder of Izingwe Property.

Rand Refinery Limited (Rand Refinery) became an associate of AngloGold Ashanti on December 3, 2012 when AngloGold Ashanti sold five percent of Rand Refinery. AngloGold Ashanti held a 48.3 percent interest in Rand Refinery. Rand Refinery refines all of AngloGold Ashanti’s South African gold production and some of AngloGold Ashanti’s Continental Africa gold production.

Loans due by equity accounted joint ventures and associates as at December 31,

	2012 $	2011 $
Oro Group (Proprietary) Limited (1)	2	1
AuruMar (Proprietary) Limited (joint venture) (2)	2	5
Societe d’Exploitation des Mines d’Or de Sadiola S.A. (joint venture) (3)	36	-
Societe d’Exploitation des Mines d’Or de Yatela S.A. (joint venture) (4)	-	-
Trans-Siberian Gold plc (5)	-	3
Thani Ashanti Alliance Limited (joint venture) (6)	-	20

(1)	The loan bears a market related interest rate determined by the Oro Group (Proprietary) Limited’s board of directors and is repayable at its discretion.
(2)	The loan is interest free and has no fixed terms of repayment.
(3)	The loan is repayable on demand and bears interest at a margin of 2 percent over the London Interbank Offered Rate (“LIBOR”) per annum.
(4)

A loan of $12 million granted during 2012 was fully impaired during the year. The loan, included in the carrying amount of the joint venture, was repayable on demand and carried interest at a margin of 2 percent over LIBOR per annum.

(5)	The loan was unsecured, carried interest at 8 percent per annum and was converted into ordinary shares during April 2012.
(6)	The loan was repayable in December 2012 but due to non-payment it was fully impaired. A write-off of $37 million is included in equity income in associates for 2012.

As at December 31, 2012 and 2011, there are no outstanding balances arising from loans owed to related parties.

7C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8: FINANCIAL INFORMATION

8A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

See “Item 18: Financial statements”.

LEGAL PROCEEDINGS

There is no material proceeding in which a director, officer or affiliate of AngloGold Ashanti is either a party adverse or has a material interest adverse to the company.

In addition to the proceedings described below, the company becomes involved, from time to time, in various claims, legal proceedings and complaints incidental to the ordinary course of its business.

•

The State of Goiás v. Mineração Serra Grande S.A. (MSG): In Brazil, in 2006, MSG received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12 percent on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first assessment (First Assessment) and the second assessment (Second Assessment) are approximately $96 million and $60 million, respectively. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011, with respect to the First Assessment, and June 2012, with respect to the Second Assessment, the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. Both the First Assessment and the Second Assessment have been remitted to the COMEX and are under review. MSG believes both assessments are in violation of federal legislation on sales taxes. A final hearing before the COMEX has been scheduled for May 28, 2013.

•

The State of Minas Gerais v. Mineração Serra Grande S.A.: In Brazil, MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected all MSG’s appeals against the assessment, reaching its closure under the Administrative Court in 2003. In 2005, the State of Minas Gerais began the Judicial Foreclosure of the assessment which is yet to be sentenced. The assessment is approximately $19 million.

As part of the acquisition by AngloGold Ashanti of the remaining 50 percent interest in MSG during June 2012 from Kinross Gold Corporation (Kinross), Kinross has provided an indemnity to a maximum amount of BRL255 million (approximately $127 million) against the specific exposures related to the tax assessments from the State of Goiás and the State of Minas Gerais.

•

Departamento Nacional de Produção Mineral (DNPM) v. AngloGold Ashanti Brazil Mineração (AABM): In Brazil, in November 2007, the DNPM, a federal mining authority, issued a tax assessment against AABM in the amount of $21 million relating to the calculation and payment by AABM of the financial contribution on mining exploitation in the period from 1991 to 2006.

•

AngloGold Ashanti’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17 million.

•

Notice from the Colombian Tax Office (DIAN) to AngloGold Ashanti Colombia S.A. (AGAC): AGAC received notice in January 2013 from DIAN that DIAN disagreed with the company’s tax treatment of certain items in AGAC’s 2010 income tax return. DIAN has requested that the company voluntarily amend its income tax return for the 2010 and 2011 periods. The company believes that the tax legislation has been applied correctly by AGAC and is considering defending AGAC’s position. An estimated additional tax of $26 million will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $135 million based on Colombian tax law.

•

Ghanaian tax authorities v. AngloGold Ashanti (Ghana) Limited (AGAG): In Ghana, AGAG received tax assessments of $22.7 million in respect of the 2006-2008 and 2009-2011 tax years, following an audit by the tax authorities related to indirect taxes on various items. AGAG believes that the indirect taxes were not properly assessed and has lodged an objection to the assessment. AGAG has subsequently met with the Commissioner-General and provided its position in writing together with the relevant supporting documentation. AGAG has yet to receive a response from the Commissioner-General.

SOUTH AFRICA

•	Silicosis litigation

Mankayi v. AngloGold Ashanti. In October 2006, a former employee, Mr. Thembekile Mankayi, instituted a legal action in the Witwatersrand Local Division High Court of South Africa against AngloGold Ashanti, claiming approximately R2.6 million (approximately $0.3 million) for damages allegedly suffered as a result of silicosis. Mr. Mankayi’s case was heard in the High Court of South Africa in June 2008, and an appeal was heard in the Supreme Court of Appeal in 2010. In both instances judgment was awarded in favor of AngloGold Ashanti on the basis that an employer is indemnified against such a claim for damages by section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). A further appeal that was lodged by Mr. Mankayi was heard in the Constitutional Court of South Africa (Constitutional Court). On March 3, 2011, the Constitutional Court held that section 35 of COIDA does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Workers Act, 1973 (ODMWA). This judgment allows such qualifying employee to pursue a civil claim for damages against the employer outside he provisions of either statute. Following the Constitutional Court judgment, Mr. Mankayi’s estate may proceed with his case in the High Court. Without paying any amount in settlement of the claim, AngloGold Ashanti paid to Mr. Mankayi’s estate agreed legal costs. The company will continue to defend the case on its merits.

Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

Bangumzi Bennet Balakazi and others v. AngloGold Ashanti. On or about August 21, 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On September 4, 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

Bongani Nkala and others v. Harmony Gold Mining Company Limited, AngloGold Ashanti, Free State Consolidated Gold Mines (Operations) Limited and others. On or about January 8, 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from January 1, 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after January 1, 1965. AngloGold Ashanti has filed a notice of intention to oppose the application.

Individual claimants’ actions against AngloGold Ashanti. In October 2012, a further 31 individual summonses and particulars of claim were received by AngloGold Ashanti relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is R77 million (approximately $8 million). On October 22, 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors.

•

AngloGold Ashanti v. Pamodzi Gold (Orkney) (Pty) Limited (in Provisional Liquidation) (Pamodzi): AngloGold Ashanti sold certain mine shafts to another mining company in 1998 but continued to service them pursuant to the terms of a service contract. When Pamodzi later purchased the shafts, AngloGold Ashanti provided services to Pamodzi on the same basis that it had provided services to the previous owner, on the understanding that a new agreement would be entered into once all of the commercial terms of such an agreement were finalized. On March 10, 2009, prior to AngloGold Ashanti and Pamodzi entering into a new services agreement, a creditor of Pamodzi applied to have Pamodzi placed under provisional liquidation. This application was granted by the North Gauteng High Court.

AngloGold Ashanti alleges that at the time it was placed in provisional liquidation, Pamodzi owed AngloGold Ashanti approximately R59 million (approximately $6 million) for services rendered. AngloGold Ashanti also alleges that Pamodzi owes AngloGold Ashanti approximately R54 million (approximately $6 million) for services rendered subsequent to the liquidation application being made. The date of the final liquidation order has not yet been set.

On March 16, 2012, Pamodzi (in provisional liquidation) and four others issued summons against AngloGold Ashanti in the North Gauteng High Court, Pretoria, demanding the return of about R89.5 million (approximately $10 million) paid by Pamodzi to AngloGold Ashanti less than six months prior to the winding-up of Pamodzi. Plaintiffs further allege that AngloGold Ashanti took possession of some 26.9 kilograms of gold owned by Pamodzi in March 2009 and demand either that the gold be returned or that reimbursement be provided in the amount of R7.1 million (approximately $0.8 million).

•

Van der Post et al. v. AngloGold Ashanti Limited: In May 2007, a group of AngloGold Ashanti pensioners instituted an action against the company in the Witwatersrand Local Division of the High Court (now called the South Gauteng High Court). At issue was the introduction of an inflation-related cap on post-retirement health care contributions by the company. The company maintains that its action was justifiable and fair given the circumstances, precedents and the contractual nature of the undertaking. The plaintiffs issued a summons demanding that AngloGold Ashanti restore the level of contributions that prevailed before the introduction of the cap. In 2011, a private arbitration hearing was postponed pending settlement negotiations. The parties settled in May 2012. The settlement agreement provided that AngloGold Ashanti will make certain health care contributions on behalf of the pensioners and that AngloGold Ashanti contribute the sum of R800,000 ($0.1 million) toward the legal costs incurred by the pensioners.

COLOMBIA

•

La Colosa class action lawsuits: The following two class action lawsuits are currently pending before different Colombian state and federal courts in relation to AngloGold Ashanti Colombia S.A. (AGAC)’s La Colosa project, which is currently in its pre-feasibility phase and consists of three core concession contracts:

•

Usocoello, Cortolima, Procuraduria Regional Tolima, Universidad de Ibagué, Estudiantes de la Universidad del Rosario, Federarroz v. AGAC, Federal Department of Mines, Federal Department of the Environment, Housing and Territorial Development and Ingeominas (September 2010) (Uscocoello); and

•	Juan Ceballos v. Federal Department of the Environment, Housing and Territorial Development, Ingeominas, Cortolima and AGAC (February 2012).

Each lawsuit aims to stop exploration and mining in certain restricted areas affected by the La Colosa project due to environmental concerns or alleged breaches of environmental laws. Under Colombian law, restricted areas are State-protected land on which certain economic activities are restricted. AGAC has opposed, and has sought the dismissal of most of, the class action lawsuits that have been filed against it.

In 2013, the Tribunal de Cundinamarca (a Colombian appellate court) dismissed both cases known as Maria del Pilar Hurtado v. Federal Department of Mines, Ingeominas and AGAC.

The class action lawsuit that has progressed the most is Uscocoello, which was filed in the Third Administrative Court of the District of Ibagué on September 9, 2010. It named each of Ingeominas (the Colombian regulatory agency for mining activities), the Federal Department of the Environment, Housing and Territorial Development, as well as the Federal Department of Mines as defendants. AGAC was subsequently joined to the lawsuit as an additional defendant. The plaintiffs are the User Association of the Land Adequation District of Coello and Cucuana Rivers (Usocoello) (a cooperative representing local farmers), the Autonomous Regional Corporation of Tolima

(“Cortolima”), (the government of the State of Tolima), the Office of the Attorney General of the State of Tolima (Procurador Judicial Ambiental y Agrario para el Tolima), the University of Ibagué (Estudiantes de la Universidad del Rosario), (a student association of the University of El Rosario) and Fedearroz (the Colombian association of rice growers).

The plaintiffs have petitioned the court to order the defendant governmental entities not to declare the La Colosa mining project feasible on the grounds that the project threatens a healthy environment, public health and food safety for Usocoello members and local residents. Such order by the court would result in the revocation of AGAC’s permit to temporarily use for its exploration activities on 6.39 hectares of forest reserve that are otherwise designated as restricted areas.

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

Toche Anaima Belt class action lawsuit: In addition to the La Colosa class action lawsuits, the following lawsuit was filed in connection with the Toche Anaima Belt.

•

The Personero de Ibagué v. Federal Department of the Environment, Housing and Territorial Development, Ingeominas, AGAC, Continental Gold Ltda., Oro Barracuda Ltda., Fernando Montoya, Alberto Murillo and Eugenio Gomez (December 2011); and

In addition, in connection with the class action lawsuit in September 2011, the Superior Court of the District of Ibagué granted the plaintiff a preliminary injunction that resulted in the suspension of AGAC’s mining concession contracts relating to certain greenfield exploration activities in the Toche Anaima Belt. These contracts do not include AGAC’s core concession contracts relating to the La Colosa project. AGAC has appealed against this preliminary injunction and its appeal is still pending.

•

Cortolima’s injunction against AGAC: On March 11, 2013, Cortolima issued a regulatory injunction against AGAC alleging, among other things, that in relation to certain of AGAC’s La Colosa exploration activities, AGAC was operating without proper permits and regulatory permission and was engaging in drilling and other activities that were having negative effects on the environment. On March 22, 2013, AGAC delivered a resolution against the injunction, seeking an annulment of the action and the restoration of AGAC’s rights to continue exploration activities in the area. While the injunction remains in place, AGAC will not be able to engage in certain of its activities related to the La Colosa Project.

•

Department of the Environment, Housing and Territorial Development (DoE) v. AngloGold Ashanti Colombia S.A.: In Resolution No. 785 of April 29, 2009, the DoE opened an investigation against AGAC and brought a list of charges against it for carrying out exploratory activities at the La Colosa project without having obtained the applicable permit to partially or temporarily use the soil of a forest reserve that was designated as a restricted area. In particular, the DoE alleged that AGAC violated Article 210 of the Code of Natural Resources (the “Code”), which requires a company to obtain such a permit when it plans on carrying out an economic activity that will involve the cutting down of trees. In 2010, while conducting its investigation, the DoE also proceeded to update the existing mining terms of reference, which set forth the environmental studies and other environmental activities that each mining company is required to conduct in connection with the exploration phase of its respective mining project. As reflected in Article 34 of the Code, the new terms of reference specify that exploration may not be carried out in restricted areas without a permit sanctioning such exploration. The DoE then resolved that AGAC was in breach of the 2010 terms of reference and issued a fine against AGAC.

As the parties were unable to reach an agreement at a conciliation meeting held on May 30, 2011, AGAC filed an action against the DoE in the Administrative Superior Court of the Cundinamarca District to annul the penalties. On April 16, 2012, the action was submitted to the court office of the Cundinamarca District for admission.

In November 2012, AGAC filed a legal action alleging a violation of AGAC’s constitutional rights, also known as a tutela action. A hearing on the tutela action has not yet been scheduled.

Should the DoE’s fine ultimately be upheld by the courts, Ingeominas would then have the discretion to terminate AGAC’s three core mining concession contracts relating to the La Colosa project. In the event of such termination, AGAC would be required to abandon the La Colosa project and all of AGAC’s other existing mining concession contracts and pending proposals for new mining concession contracts would also be cancelled. In addition, AGAC would be banned from doing business with the Colombian government for a period of five years. As a result, AGAC would be unable to conduct any mining exploration or development activities during such period. However, this would not affect other AngloGold Ashanti subsidiaries operating in Colombia, which hold singularly or in concert with joint venture partners the majority of AngloGold Ashanti’s concession contracts in Colombia.

DUBAI

•

AngloGold Ashanti v. Thani Investments LLC (TI): In September 2011, AGA made advances totaling $35 million under a loan agreement entered into with Thani Ashanti Alliance Limited (TAAL). The loan was guaranteed by TI and matured on December 31, 2012.

Payment of the loan plus interest was not made at maturity which gave rise to an event of default under the loan agreement. AngloGold Ashanti sent notices of demand to TI and other related parties. In February 2013, at the request of AngloGold Ashanti, a Dubai court issued an order granting the attachment of a bank account of TI in favor of AngloGold Ashanti. No funds could be recovered from the bank account. AngloGold Ashanti has brought in a claim against TI under the guarantee in the Dubai courts. In addition, AngloGold Ashanti has also brought an action to liquidate TI in the Dubai courts.

GHANA

•

Westchester Resources Limited (Westchester) / Africore Ghana Limited (Africore) vs. AngloGold Ashanti (Ghana) Limited (AGAG): Westchester and Africore (together, the “plaintiffs”) commenced separate actions in the High Court of Ghana claiming that AGAG breached the exploration agreement they respectively entered into with AGAG on October 31, 2000. The cases were consolidated.

On March 31, 2011 the High Court gave judgment in favor of the plaintiffs and awarded total damages of $17.4 million to Westchester and Africore jointly for breach of the agreements and total costs of GHc30,000. On April 4, 2011 AGAG filed an appeal to the Court of Appeal and subsequently applied to the trial court for an order for a stay of execution of the judgment pending the hearing and determination of the appeal. The court granted the application on condition that AGAG pay $3 million to each plaintiff (with the full amounts to be awarded upon execution of the judgment if appeals are unsuccessful) and that the plaintiffs give an undertaking that the said sums would be refunded in the event that AGAG’s appeal is successful. On October 24, 2011, following AGAG’s application before the Court of Appeal requesting a variation of the conditions of the stay of execution, the Court of Appeal altered the High Court’s decision by ordering AGAG to pay $1 million (rather than $3 million) to each plaintiff and deposit an additional $4 million total with the Registrar for investment pending the determination of the appeal. On December 20, 2012, the Court of Appeal affirmed the judgment of the High Court and dismissed AGAG’s appeal. AGAG filed an appeal to the Supreme Court contesting the decision of the High Court and an application for directions. In a ruling on March 27, 2013 the Court upheld the respondents’ objection to the application for directions and ordered that AGAG file its notice of appeal before the Court of Appeal and file a subsequent application for stay of execution. AGA has complied with the ruling of the Court. A date has not been set down for the application to be heard.

•

National Labour Commission (NLC) & 273 Others v. AngloGold Ashanti (Ghana) Limited: In December 2006, Appiah Agyei Boateng and 272 others claiming to be the employees of AGAG (affected employees) petitioned the NLC to compel AGAG to pay their gratuities. The affected employees claimed that they were transferred to Mining & Building Contractors Limited (MBC), an independent mining contractor, without their consent and allege that, as a result of their transfer, they suffered a diminution in their terms and conditions of service. The affected employees sought redundancy payments from AGAG.

On August 20, 2009, the NLC found in favor of the petitioners and ordered AGAG to make redundancy payments totaling $4.7 million. AGAG applied to the High Court to have the NLC’s decision set aside. On April 7, 2011, the High Court found against AGAG. A stay of execution was granted on January 13, 2012, on condition that an appeal be heard within three months. On November 8, 2012, a settlement was reached among AGAG, the NLC and the affected employees. Terms of the settlement and a notice of withdrawal of appeal were filed with the court. The settlement provides that AngloGold Ashanti will pay approximately $4.7 million total to be divided among the affected employees and will pay $200,000 in legal fees to the affected employees’ lawyers. On December 12, 2012, the Court of Appeal granted AGAG’s application to withdraw the appeal and declared the matter settled as per the terms of settlement. All affected employees have been paid in full and have acknowledged receipt of payment. The matter is now settled.

•

National Labour Commission (NLC) v. AngloGold Ashanti (Ghana) Limited (in re early retirees): In March 2008, petitioners alleged to the NLC that AGAG had misrepresented to them that they could opt for an early retirement and receive enhanced benefits by way of their unpaid salaries and social security contributions. They claimed that, but for AGAG’s misrepresentation, they would have elected to exit by way of redundancy. They demanded that AGAG pay them the difference between what would have been their redundancy packages and the actual payments made to them under the retirement package. The total amount of the claim is the Ghanaian currency equivalent of $1.8 million.

On April 3, 2009, the NLC ordered AGAG to pay each petitioner the difference between the redundancy package and the early retirement benefit. The High Court upheld the order, but the Court of Appeal reversed the order on March 14, 2011 and allowed AGAG’s application for a stay of execution pending appeal. The records of appeal were settled and on November 26, 2012 AGAG filed its written submissions. The Court has fixed May 30, 2013 to deliver its judgement.

•

Abdul Waliyu and 152 others vs AngloGold Ashanti (Ghana) Limited (AGAG): AGAG is involved in litigation relating to the Pompora Treatment Plant (PTP) near the Obuasi mine which was decommissioned in 2000. On April 2, 2013 AGAG received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the PTP. Plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The writ asks the court to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to operation of the PTP. AGAG has filed a notice of intention to defend.

In addition, in 2010, four separate writs, involving more than four hundred people resident in three suburbs of Obuasi, were issued to AGAG involving similar allegations that the plaintiffs’ health had been adversely affected by the operation of the PTP. In 2011, two of the writs were dismissed, with costs awarded in favour of AGAG, and a third writ was adjourned indefinitely. AngloGold Ashanti is currently in discussions with the plaintiffs in the fourth matter, Abena Manu and 41 others vs AngloGold Ashanti, Obuasi.

TANZANIA

•

Jackson Manyelo & others vs. Geita Gold Mining Limited (GGM): In January 2007, the plaintiffs filed a suit against GGM in the Mwanza High Court alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of Tshs9.6 billion (approximately $6 million). The parties then attempted to solve the matter through mediation, but were unsuccessful. The matter is scheduled to be heard in the Mwanza High Court on April 25, 2013.

GUINEA

•

Government of Guinea (National Claim Commission) v. Société AngloGold Ashanti Goldfields de Guinée SA (SAG): A national claim recovery commission established by the government has demanded that SAG pay $43 million in dividends and penalties that would allegedly have been owed to the government for the accounting years 2004 – 2007. SAG opposes the claim. The two parties had originally decided to submit their dispute to an independent audit firm to be appointed by a common accord; however, the independent audit firm was never appointed. In December 2010, the national claim recovery commission was disbanded and the matter was turned over to the Inspector General of the Ministry of Finance.

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

AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will be dependent upon the board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long term growth, cash/debt resources, compliance with the solvency and liquidity requirements the Companies Act, the amount of reserves available for a dividend based on the going concern assessment, and restrictions placed by the conditions of the convertible bond, other debt facilities, protection of the investment grade credit rating and other factors. AngloGold Ashanti will continue to manage capital expenditure in line with profitability and cash flow, and its approach to the dividend on the basis of prudent financial management.

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

Withholding tax

South Africa currently imposes a Dividend Withholding Tax on Companies (dividends tax) at a rate of 15 percent on the net amount of the dividend declared by a resident company, other than a Headquarter Company.

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

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti’s ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE		NYSE(1)
Year ended December 31	High	Low	High	Low
	(South African cents per ordinary share)		(US dollars per ADS)
Annual information
2008	34,900	15,011	51.35	13.37
2009	34,679	28,630	47.52	36.05
2010	36,631	26,640	52.86	34.11
2011	39,182	27,333	51.69	38.97
2012	36,500	25,199	47.17	29.51

2011
First quarter	35,240	30,226	49.99	42.47
Second quarter	34,096	27,333	51.69	39.70
Third quarter	38,250	27,600	48.85	40.58
Fourth quarter	39,182	32,000	49.14	38.97

2012
First quarter	36,500	28,001	47.17	36.06
Second quarter	31,979	25,250	38.31	30.70
Third quarter	30,530	25,199	36.93	30.56
Fourth quarter	30,495	25,500	35.89	29.51

2013
First quarter	27,048	21,031	31.88	23.08

September 2012	30,530	26,091	36.93	31.15
October 2012	30,495	26,891	35.89	31.98
November 2012	30,172	26,133	34.97	29.58
December 2012	27,780	25,500	31.48	29.51
January 2013	27,048	24,450	31.88	27.02
February 2013	26,196	21,776	29.78	24.17
March 2013	23,547	21,031	25.47	23.08
April 2013(2)	217.96	161.33	23.55	17.45

(1)	Each ADS represents one ordinary share.
(2)	Through April 19, 2013.

See “Item 7A.: Major shareholders” for the number of ADSs outstanding at December 31, 2012.

9B.	PLAN OF DISTRIBUTION

Not applicable.

9C.	MARKETS

NATURE OF TRADING MARKET

The principal trading markets for AngloGold Ashanti’s ordinary shares are the New York Stock Exchange, in the form of ADSs, under the symbol “AU” and the JSE Limited, in the form of ordinary shares, under the symbol “ANG”.

AngloGold Ashanti’s ordinary shares are also listed on the London Stock Exchange under the symbol “AGD” and the Ghana Stock Exchange under the symbol “AGA”. Its ordinary shares are also listed on the Australian Securities Exchange, in the form of Chess Depositary Interests (each representing one-fifth of an ordinary share) under the symbol “AGG” and on the Ghana Stock Exchange, in the form of Ghanaian Depositary Shares or GhDSs (each representing one one-hundredth of an ordinary share) under the symbol “AADS”.

9D.	SELLING SHAREHOLDERS

Not applicable.

9E.	DILUTION

Not applicable.

9F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

10A.	SHARE CAPITAL

Authorized and Issued Shares

At the annual general meeting of shareholders held on May 15, 2009, shareholders approved an increase in the company’s authorized ordinary share capital. AngloGold Ashanti’s authorized and issued share capital as of December 31, 2012 and April 19, 2013 (being the latest practicable date prior to the publication of this document) is set out below:

Title of Class	Authorized	Issued
		April 19, 2013	December 31, 2012
Ordinary shares at par value of R0.25 each	600,000,000	383,682,420	383,320,962
E ordinary shares at par value of R0.25 each	4,280,000	1,605,360	1,617,752
A redeemable preference shares at par value of R0.50 each	2,000,000	2,000,000	2,000,000
B redeemable preference shares at par value of R0.01 each	5,000,000	778,896	778,896

All of the issued ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

The table below details changes in the issued ordinary share capital of AngloGold Ashanti since December 31, 2009 through December 31, 2012.

Period to	Description	Number of Shares

December 31, 2009		362,240,669
Ordinary shares issued during 2010	AngloGold Share Incentive Scheme	823,411
	Employee Share ownership program – on conversion of E ordinary shares	–
	Equity raising – proceeds used to part fund the hedge elimination	18,140,000

December 31, 2010		381,204,080
Ordinary shares issued during 2011	AngloGold Share Incentive Scheme	889,593
	Employee Share ownership program – on conversion of E ordinary shares	99,747
	BEE transaction Bokamoso ESOP	48,923

December 31, 2011		382,242,343
Ordinary shares issued during 2012	AngloGold Share Incentive Scheme	945,641
	Employee Share ownership program – on conversion of E ordinary shares	132,978

December 31, 2012		383,320,962

A and B Redeemable Preference shares

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti’s wholly-owned subsidiary. AngloGold Ashanti’s Memorandum of Incorporation provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

E ordinary shares

On December 11, 2006, shareholders in general meeting authorized the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a black economic empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) – (collectively, BEE transaction). The E ordinary shares will not be listed.

At a general meeting held on May 11, 2011, shareholders approved an amendment to the terms of the BEE transaction by authorizing the issue of an additional 48,923 ordinary shares to the ESOP and the reinstatement of lapsed E ordinary shares – a maximum of 810,634 to the ESOP and a maximum of 560,000 to Izingwe. In addition to the reinstatement of cancelled E ordinary shares, shareholders approved an amendment to the cancellation formula through the resetting of the strike price. Participants to the ESOP and Izingwe are consequently guaranteed a minimum conversion price of R40 per E ordinary share with a maximum of R90 per E ordinary share for the ESOP and R70 per E ordinary share for Izingwe from a base price of R320 and R330 per share, respectively. The amendment also authorized changes to the duration of the scheme.

On June 9, 2011, a total of 1,329,164 E ordinary shares were reinstated to the BEE Transaction – 769,164 to the ESOP and 560,000 to Izingwe.

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

E ordinary shares which vest and are exchanged for ordinary shares are automatically cancelled and may not be re-issued. Therefore, they do not form part of the unissued share capital of the company.

The table below details changes in the E-ordinary issued share capital of AngloGold Ashanti since December 31, 2009 through December 31, 2012.

Period to	Description	Number of Shares

December 31, 2009		3,794,998
2010 E-ordinary shares movement	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(988,872)

December 31, 2010		2,806,126
2011 E-ordinary shares movement	Re-instated	1,329,164
	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(1,552,328)

December 31, 2011		2,582,962
2012 E-ordinary shares movement	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(965,210)

December 31, 2012		1,617,752

Unissued shares

In terms of a general authority from shareholders in annual general meeting, granted on 10 May 2012, the directors of the Company are authorized to allot and issue, for such purposes and on such terms as they may, in their discretion, determine, ordinary shares of 25 SA cents each (shares) in the authorized but unissued share capital of the Company up to a maximum of 5 percent of the number of shares in issue from time to time. The directors annually seek renewal of such authority at the annual general meeting, and the next renewal will be requested at the annual general meeting to be held on 13 May 2013.

Authorized but unissued ordinary Shares under the control of the directors – amounting to 5 percent of issued shares from time to time	19,166,048

Authorized but unissued ordinary shares attributable to the share incentive scheme (balance of – 17,000,000 total scheme allocation pursuant to shares issued from 15 October 2008)	13,108,426

Authorized but unissued ordinary shares under specific authority for the convertible bonds (approved at the general meeting 30 July 2009)	15,384,615

Authorized but unissued ordinary shares under specific authority for the mandatory convertible bonds (approved at the general meeting 26 October 2010)	18,140,000

10B.	MEMORANDUM OF INCORPORATION

On May 1, 2011, the South African Companies Act 71 of 2008 (as amended) (the Act) came into effect. In terms of the Act, companies were granted a two year period to amend their constitutional documents (previously referred to as the Memorandum and Articles of Association, but known under the Act as a Memorandum of Incorporation (MoI)), in order to harmonize such constitutional documents with the Act or adopt a new MoI, During the two year grace period certain provisions of the existing MoIs would continue to prevail over those of the Act in the case of a conflict. At a general meeting held on March 27, 2013, shareholders voted to adopt a new MoI for AngloGold Ashanti. This is furnished to the SEC as an exhibit to AngloGold Ashanti’s report on form 6-K on April 10, 2013.

REGISTRATION

AngloGold Ashanti is incorporated under the laws of the Republic of South Africa and registered with the Companies and Intellectual Property Commission under registration number 1944/017354/06. The Act has abolished the requirement for specific “object and purpose” provisions to be included in an MoI, but the company continues to carry on as its main business, gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

AngloGold Ashanti’s new MoI is available for inspection as set out in “Item 10H.: Documents on Display” and a summary of pertinent provisions, including rights of the holders of shares in AngloGold Ashanti, are set out below.

This summary does not contain all the information pertaining to the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the laws of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the MoI, the rights of holders of AngloGold Ashanti’s ordinary shares are governed by the Act , the Companies Regulations, 2011, promulgated under the Act (Regulations), which include the Takeover Regulations, and the JSE Listings Requirements. Further, the rights of holders of AngloGold Ashanti ADSs are governed by the Deposit Agreement between AngloGold Ashanti and The Bank of New York Mellon. See “Share Rights, Preferences and Restrictions – The Deposit Agreement”.

The Act provides that shares will no longer have a par or nominal value and hence no new shares having a nominal or par value may be authorized. However any shares which have a nominal or par value authorized prior to the effective date continue to have that nominal or par value and can be issued as such for so long as there are par value shares in the company’s authorized share capital.

DIRECTORS

The management and control of any business of AngloGold Ashanti is vested in the directors. The authority of the board to manage and direct the business and affairs of the company is not limited, restricted or qualified by the MoI.

Appointment and Retirement of Directors

The shareholders of the company have the power to elect the directors, and they are entitled to elect one or more alternate directors, in accordance with the provisions of the Act.

The board of directors may appoint any person who satisfies the requirements for election as a director to fill any vacancy and serve as a director on a temporary basis provided such appointment must be approved by shareholders at the next shareholders’ meeting or annual general meeting.

The MoI authorizes the chairman of the board, subject to the written approval of the majority of the directors, to appoint any person as a director provided that such appointment is approved by shareholders at the next shareholders’ meeting or annual general meeting.

At every annual general meeting one-third of the directors, including executive directors, will retire by rotation, or if their number is not a multiple of three, then the number nearest to but not less than one third. Directors retiring by rotation are eligible for re-election. The directors so to retire at every annual general meeting will be those who have been the longest in office since their last election.

The MoI contains no provision for directors to hold qualification shares. The MoI does not impose an age limit for the retirement of directors, but in terms of the company’s governance policies directors are considered for retirement from age 70.

Remuneration

In accordance with the Act, the MoI provides that the directors are entitled to such remuneration for their services as directors as AngloGold Ashanti’s shareholders may approve by special resolution in a general meeting or annual general meeting within the previous two years of the date of payment of such remuneration. If a director performs services that, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, he may be paid such extra remuneration as the directors determine.

Interests of Directors and Restriction on Voting

Although the interests of directors are not dealt with in the MoI, the provisions of the Act in this regard are unalterable and will automatically apply, together with the applicable common law. Under the Act, the procedures to deal with the personal financial interests of directors also apply to prescribed officers (i.e. persons who exercise general executive control over and management of the whole, or a significant portion, of the business and activities of the company or regularly participate to a material degree in the exercise of general executive control over and management of the whole, or a significant portion, of the business and activities of the company, irrespective of the office held or function performed by such persons) and any person who is a member of a committee of the board of the company, whether or not that person is also a member of the company’s board. The Act provides that a director or such other person with a personal financial interest must disclose this to the board and cannot vote at, and must leave, the meeting in which the matter is discussed, but will be counted as present for the purposes of a quorum.

Share Rights, Preferences and Restrictions

Allotment and Issue of Ordinary Shares

Subject to the Listings Requirements of the JSE, any unissued ordinary shares can be disposed of or dealt with in such manner as AngloGold Ashanti board of directors in their discretion think fit, if so authorised by shareholders at a general meeting or annual general meeting.

Dividends, Rights and Distributions

The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold Ashanti in respect of fully paid ordinary shares. Under South African law, AngloGold Ashanti may declare and pay dividends, subject to the company satisfying the solvency and liquidity test as provided by the Act and the board passing a resolution acknowledging that such test has been applied and it was reasonably concluded that the company would satisfy such test immediately after completing the distribution. No larger dividend will be declared by shareholders in general meeting than is recommended by the directors. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Although not stated in the MoI, dividends may be declared in any currency at the discretion of the board of directors or AGA shareholders in an extraordinary general meeting or annual general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, Ghanaian cedis or United Kingdom pounds. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the Deposit Agreement. See “The Deposit Agreement”.

Holders of E ordinary shares are entitled to receive a dividend, equal to 50 percent of the dividend per ordinary share declared from time to time by AngloGold Ashanti. In addition, the residual 50 percent of the dividend declared by AngloGold Ashanti from time to time is offset against the loan value of the E ordinary shares.

The holder of the B preference shares is entitled to an annual dividend amounting to the lesser of five percent of the issue price of the B preference shares, or an amount equivalent to the balance of the after-tax profits from income derived from mining the Moab Lease Area (which is part of the Vaal River operations in South Africa) as determined by the directors in each financial year. This annual dividend is a first charge on any profit available for distribution from the Moab Lease Area. The annual dividend is not payable from any of AngloGold Ashanti’s other profits.

The holder of the A preference shares is entitled to an annual dividend equivalent to the balance of the after-tax profits from income derived from mining the Moab Lease Area as determined by AngloGold Ashanti’s directors in each financial year, only once the annual dividend on the B preference shares has been paid in full.

Although not stated in the MoI, any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors or AngloGold Ashanti in general meeting may at the time of declaring the dividend determine and direct.

All dividends remaining unclaimed for a period of not less than three years from the date on which they became payable, may, by a resolution of the directors, become forfeited for the benefit of the company.

Voting Rights

Each ordinary share confers the right to vote at all general meetings. Each holder present in person or by proxy or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, holders present or any duly appointed proxy will have one vote for each ordinary share held. A holder of ordinary shares is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder. Holders of ADSs are not entitled to vote in person at meetings, but may vote by way of proxy through The Bank of New York Mellon as the ADS issuer. Holders of CDIs and GhDSs are not entitled to vote in person or by proxy at meetings, but may vote by instructing Chess Depository Nominees and NTHC Limited as depositary, respectively, how to vote their shares.

There are no limitations on the right of non-South African registered shareholders to hold or exercise voting rights attaching to any of the ordinary shares.

Holders of E ordinary shares have the right to vote at all general meetings and are entitled to appoint a proxy to attend, speak and vote at any meeting on their behalf and the proxy need not be a shareholder. To the extent that holders of E ordinary shares will not be entitled to veto any resolution that would otherwise have been capable of being passed or not, by the required majority of votes of holders of ordinary shares and subject to the Listings Requirements of the JSE, holders of E ordinary shares will not be counted for categorization purposes in terms of section 9 of the Listings Requirements. These limitations on the E ordinary shares are a function of shareholder approval and the JSE Listings Requirements.

The A redeemable preference shares have similar voting rights t to those of ordinary shares. The B redeemable preference shares have limited voting rights, except in the event that a dividend on this class of share has not been paid and remains unpaid for six months, or in connection with resolutions directly affecting these preference shares or AngloGold Ashanti as a whole, such as disposal of substantially all of the company’s assets, winding up AngloGold Ashanti or reducing the company’s share capital.

At any meeting of AngloGold Ashanti at which the holders of the ordinary shares, A redeemable preference shares, and B redeemable preference shares are present and entitled to vote, on a poll, each holder of the A redeemable preference shares shall be entitled to 50 votes for every A redeemable preference share held, each holder of the ordinary shares is entitled to 50 votes for every ordinary share held and each holder of the B redeemable preference shares is entitled to one vote for every B redeemable preference share held

The MoI specifies that the rights relating to any class of shares may be modified or abrogated with the sanction of a resolution passed as if it were a special resolution of the holders of shares in that class at a separate general meeting. The MOI also specifies that the holders of the A and B preference shares may provide written consents to the modification of their rights.

Increase and Reduction of Capital

The company is authorized to issue the shares specified in the MOI and all such shares are required to be issued as fully paid up in accordance with the applicable approval and/or other requirements of the JSE Listings Requirements.

The directors are authorized, subject to any requirements of the JSE Listings Requirements and the MoI, to increase or decrease the number of authorized shares of any class of shares, reclassify any shares that have been authorized but not issued, classify any unclassified shares that have been authorized but not issued, and determine the preferences, rights, limitations or other terms of any class of authorized shares or amend any preferences, rights, limitations or other terms as determined. The JSE however currently does not allow the MoI to be amended to give effect to such capital amendments, without the approval of ordinary shareholders by special resolution.

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

•

the A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution;

•	the A redeemable preference and B redeemable preference shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner; and
•	the ordinary shares and E ordinary shares confer the equal rights to any surplus arising from the liquidation of all other assets of AngloGold Ashanti.

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

AngloGold Ashanti has entered into an Amended and Restated Deposit Agreement dated June 3, 2008 with The Bank of New York Mellon as depositary and the owners and beneficial owners of American Depositary Receipts (Deposit Agreement).

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

Description of the ADSs

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent one ordinary share (or a right to receive one share) deposited with The Standard Bank of South Africa Limited, Société Générale South Africa Limited, FirstRand Bank Limited, National Australia Bank Limited of Australia and New Zealand Banking Group Limited, each as a custodian for The Bank of New York Mellon, and all of which are referred to collectively as “the Custodian”. Each ADS will also represent any other securities, cash or other property which may be held by The Bank of New York Mellon. The Bank of New York Mellon’s Corporate Trust Office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

ADSs may be held either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the holder’s name, or (ii) by having ADSs registered in a holder’s name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through a broker or other financial institution. If ADSs are held directly, such holders are ADS holders. This description applies to AngloGold Ashanti’s ADS holders. If ADSs are held indirectly, such holders must rely on the procedures of their broker or other financial institution to assert the rights of ADS registered holders described in this section. Such holders should consult with their broker or financial institution to find out what those procedures are.

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

Cash

The Bank of New York Mellon will convert any cash dividend or other cash distribution (in South African Rands) that AngloGold Ashanti pays on ordinary shares into US dollars (unless AngloGold Ashanti pays such dividend or cash distribution in US dollars). AngloGold Ashanti currently pays dividends on ordinary shares in South African rands. The Bank of New York Mellon will convert the South African rands it receives from AngloGold Ashanti to US dollars and distribute dividends in US dollars to registered holders of ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York Mellon may distribute non-US currency only to those ADS holders to whom it is possible to make this type of distribution.

The Bank of New York Mellon may hold the non-US currency it cannot convert for the account of holders of ADSs who for one reason or the other have not been paid. It will not invest the non-US currency, and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid will be deducted. See “Payment of Taxes” below. The Bank of New York Mellon will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the non-US currency, holders of ADSs may lose some or all of the value of the distribution.

Ordinary Shares

The Bank of New York Mellon may distribute to holders of ADSs additional ADSs representing ordinary shares that AngloGold Ashanti distributes as a dividend or free distribution, if AngloGold Ashanti provides such distribution promptly with satisfactory evidence that it is legal to do so. If The Bank of New York Mellon does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed AngloGold Ashanti ordinary shares. The Bank of New York Mellon will only distribute whole ADSs. It will sell AngloGold Ashanti ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash. The Bank of New York Mellon may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

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

The Bank of New York Mellon is not responsible if, based on available information, it decides that it is unlawful or impractical to make a distribution available to any ADS holders. AngloGold Ashanti has no obligation to register ADSs, AngloGold Ashanti ordinary shares, rights or other securities under the US Securities Act of 1933. AngloGold Ashanti also has no obligation to take any other action to permit the distribution of ADSs, AngloGold Ashanti ordinary shares, or any other rights to ADS holders. This means that the holders of ADSs may not receive the distribution AngloGold Ashanti makes on its ordinary shares or any value for them if it is illegal or impractical for AngloGold Ashanti to make them available to the holders of ADSs.

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

Holders of ADSs may turn in their ADSs at The Bank of New York Mellon’s Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver (1) the underlying ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian, or, at the request, risk and expense of ADS holders, The Bank of New York Mellon will deliver the deposited securities at its Corporate Trust Office.

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

The Bank of New York Mellon will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of AngloGold Ashanti’s MoI and of the deposited securities and any applicable rule of the JSE. The Bank of New York Mellon will only vote or attempt to vote as such holders of ADSs instruct.

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

Payment of Taxes

Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York Mellon may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If the Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property remaining after it has paid the taxes.

Reclassifications

If AngloGold Ashanti:	Then:

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

Amendment and Termination

AngloGold Ashanti may, for any reason, agree with The Bank of New York Mellon to amend the Deposit Agreement and the ADSs without the consent of holders. If the amendment increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York Mellon notifies holders of ADSs of the amendment. At the time an amendment becomes effective, holders of ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

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

•	when ADS holders seeking to withdraw the ordinary shares are liable for unpaid fees, taxes and similar charges; or
•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of the ordinary shares or other deposited securities.

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

Shareholders’ meetings

The directors may convene meetings of AngloGold Ashanti shareholders. Subject to the provisions of the Companies Act, the shareholders may requisition for the convening of a meeting.

Notice of each AngloGold Ashanti annual general meeting and general meeting of AngloGold Ashanti shareholders must be delivered at least 15 business days before that shareholders’ meeting is to begin. In accordance with the Act, business days are calculated by excluding the first day, including the last day and excluding Saturdays, Sundays and any public holiday in the Republic of South Africa. In terms of the MoI, all shareholders are entitled to attend shareholders’ meetings.

In the case of a class meeting of the A or B preference shares, the sole holder of such shares shall constitute a quorum. Save as aforesaid, the quorum of a shareholders’ meeting to begin is sufficient persons present, in person or by proxy, at the meeting to exercise, in aggregate, at least 25 percent of all of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting and a quorum must remain present for the continuation of that shareholders meeting, provided that at least three shareholders must be present at the meeting. Such quorum requirement also applies for the consideration of any matter to be decided at the meeting. If the meeting is not quorate within 30 minutes after the appointed time for the meeting to begin (or such longer or shorter period as the chairperson may determine), it will be postponed, without motion, vote or further notice, for 1 week and the shareholders present, in person or by proxy, at the postponed meeting will constitute a quorum. For an ordinary resolution to be approved by shareholders, it must be supported by more than 50 percent of the voting rights exercised on the resolution. For a special resolution to be approved by shareholders, it must be supported by at least 75 percent of the voting rights exercised on the resolution.

Disclosure of Interest in Shares

Under South African law, a person must notify AngloGold Ashanti within three business days after that person acquires a beneficial interest in sufficient securities of a class issued by AngloGold Ashanti such that, as a result of the acquisition, the person holds a beneficial interest in securities amounting to 5 percent, 10 percent, 15 percent or any further whole multiple of 5 percent of the issued securities of that class or disposes of any beneficial interest in sufficient securities of a class issued by AngloGold Ashanti such that the result of the disposition the person no longer holds a beneficial interest in securities amounting to a particular multiple of 5 percent of issued securities of that class. When AngloGold Ashanti has received the notice referred to above it must file a copy with the Takeover Regulation Panel and report the information to holders of the relevant class of security unless the notice concerned a disposition of less than 1 percent of the class of securities.

If the securities of AngloGold Ashanti are registered in the name of a person who is not the holder of the beneficial interest in all of the securities in AngloGold Ashanti held by that person, that registered holder of the securities must disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in securities so held, the number and the class of securities held for each such person with a beneficial interest and the extent of each such beneficial interest. This information must be disclosed in writing to the company within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a Central Securities Depository. A company that knows or has reasonable cause to believe that any of its securities are held by one person for the beneficial interest of another may by notice in writing require either of those persons to confirm or deny that fact, provide particulars of the extent of the beneficial interest held during the three years preceding the date of the notice and disclose the identity of each person with a beneficial interest in the securities held by that person, which information must be provided within 10 business days of the receipt of the notice.

AngloGold Ashanti is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interest equal to or in excess of 5 percent of the total number of ordinary shares issued by AngloGold Ashanti together with the extent of those beneficial interests.

Rights of Minority Shareholders

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. There may also be personal and derivative actions available to a shareholder of a company.

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
(iv)	the disposal of any mining lease held by AngloGold Ashanti (Ghana) Limited or any subsidiary of AngloGold Ashanti (Ghana) Limited; and
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

Upon a return of assets in a winding-up or liquidation of AngloGold Ashanti (Ghana) Limited, the holder of the Golden Share is entitled to the sum of 0.10 cedis (approximately 5 US cents) in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalization issue.

The holder of the Golden Share may require AngloGold Ashanti (Ghana) Limited to redeem the Golden Share at any time in consideration of the payment to such holder of 0.10 cedis (approximately 5 US cents).

10C.	MATERIAL CONTRACTS

Revolving Credit Facility

General

On July 20, 2012, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as borrowers, entered into a credit agreement (the Revolving Credit Agreement) with Barclays Bank plc, as facility agent, and certain financial institutions party thereto as lenders. The Revolving Credit Agreement provides for a $1.0 billion revolving credit facility (the Revolving Credit Facility) available for drawing in US dollars. As of April 19, 2013, we have drawn $nil under the Revolving Credit Facility.

Guarantees

The Revolving Credit Facility is guaranteed by AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated. The obligations of AngloGold Ashanti USA Incorporated, in its capacity as a guarantor, are subject to certain limitations set forth in the Revolving Credit Agreement in order to comply with applicable U.S. laws. The guarantees constitute unconditional obligations of the guarantors and rank at least pari passu with all other future unsecured obligations of the guarantors, except for obligations mandatorily preferred by law.

Security

The obligations under the Revolving Credit Agreement are unsecured.

Amount and repayment of borrowings

Loans under the Revolving Credit Facility must be for a minimum of $10 million (or for the balance of the undrawn total commitments at the time of the drawing), and no more than 14 loans may be outstanding at any time. Each loan must be repaid on the last day of the loan’s interest period, which can be a period of one, two, three or six months or any other period agreed by AngloGold Ashanti Holdings plc, in its capacity as obligors’ agent, and the lenders. All loans must be repaid in full on the final maturity date. The final maturity date is July 20, 2017.

Interest rates and fees

The annual interest rate on loans is calculated based on LIBOR, plus a margin that varies between 1.25 percent and 2.00 percent per annum depending on the long term debt rating of AngloGold Ashanti Limited, and certain mandatory costs. Interest on loans is payable on the last day of the loan’s interest period and, if the interest period exceeds six months, on the dates falling at six month intervals after the day the loan was made.

The borrowers are required to pay a commitment fee equal to 35 percent of the then applicable margin per annum on the undrawn and uncancelled amount of each lender’s commitment during the commitment period. The borrowers are also required to pay a utilization fee of 0.20 percent per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), 0.40 percent per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two thirds of the total commitments then in effect) or 0.60 percent per annum (if the aggregate outstanding loans are equal to or greater than two thirds of the total commitments then in effect).

Financial covenant

The Revolving Credit Agreement includes a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the Revolving Credit Agreement) does not at any time exceed 3:00 to 1:00.

Change of control

If a lender so requires, the commitment of such lender under the Revolving Credit Agreement will be cancelled and the participation of such lender in all outstanding loans, together with accrued interest and all other amounts accrued, will become immediately due and payable in case any person or group of persons acting in concert becomes (directly or indirectly) the beneficial owner of more than 50 percent of the issued share capital of AngloGold Ashanti Limited.

Undertakings

The Revolving Credit Agreement contains negative covenants, including restrictions on the granting of security, a change of business of AngloGold Ashanti Limited and its subsidiaries, acquisitions or participations in joint ventures and mergers and disposals.

The Revolving Credit Agreement also contains, among others, the following affirmative covenants: mandatory periodic reporting of financial and other information, notice upon the occurrence of events of default and certain other events, compliance with environmental laws, and other obligations requiring each of AngloGold Ashanti Limited and its subsidiaries to maintain its corporate existence and qualifications to conduct its business as currently conducted in all applicable jurisdictions and to maintain insurance coverage.

The covenants are subject to exceptions and materiality thresholds.

Events of default

The Revolving Credit Agreement contains events of default including failure to make payment of amounts due, breach of obligations under the loan documents, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a cessation of business, failure of either of the borrowers to be a wholly-owned subsidiary of AngloGold Ashanti Limited and the occurrence of a material adverse change in the business and financial condition of the borrowers and guarantors under the Revolving Credit Agreement, or AngloGold Ashanti and its subsidiaries as a whole, or in the ability of the borrowers and guarantors to perform their payment obligations under the loan documents. The occurrence of an event of default could result in the immediate and automatic cancellation of all commitments and the acceleration of all payment obligations under the Revolving Credit Agreement and the other loan documents.

The above description is only a summary of certain provisions of the Revolving Credit Agreement and is qualified in its entirety by reference to the provisions of the Revolving Credit Agreement, a copy of which is attached hereto as Exhibit 19.4.5 and is incorporated herein by reference.

Term Loan Facility

General

On February 18, 2013, AngloGold Ashanti Holdings plc, as borrower, entered into a credit agreement (the Term Credit Agreement) with Citibank International plc, as facility agent, and certain financial institutions party thereto as lenders. The Revolving Credit Agreement provides for a $750 million syndicated bridge loan facility (the Term Facility) available for drawing in US dollars from the period starting on May 15, 2014 and ending on May 22, 2014 (as such period may be extended pursuant to the terms of the Term Credit Agreement). In the event that the borrower chooses to draw on the loan, the proceeds thereof are to be applied towards the repayment of the $732.5 million 3.5 percent convertible bonds due May 2014 issued by AngloGold Ashanti Holdings Finance plc.

Guarantees

The Term Facility is guaranteed by AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated. The obligations of AngloGold Ashanti USA Incorporated, in its capacity as a guarantor, are subject to certain limitations set forth in the Term Credit Agreement in order to comply with applicable U.S. laws. The guarantees constitute unconditional obligations of the guarantors and rank at least pari passu with all other future unsecured obligations of the guarantors, except for obligations mandatorily preferred by law.

Security

The obligations under the Term Credit Agreement are unsecured.

Amount and repayment of borrowings

The borrower is required to repay the full amount of the Term Facility on the final maturity date. The final maturity date is May 22, 2014 (or such later date as agreed pursuant to the extension option under the Term Credit Agreement).

Interest rates and fees

Interest on the loan is payable on the last day of the loan’s interest period and, if the interest period exceeds six months, on the dates falling at six month intervals after the day the loan was made. The annual interest rate on the loan is calculated based on LIBOR, plus a margin that varies between 1.25 percent and 2.00 percent per annum depending on the long term debt rating of AngloGold Ashanti Limited (the initial margin being 1.50% per annum), and certain mandatory costs. If the final maturity date is extended beyond May 22, 2014, the applicable margin shall be increased by 0.50 percent per annum on May 22, 2014, and the applicable margin range described in the immediately preceding sentence shall be increased by 0.50 percent per annum (i.e., varying between 1.75 percent and 2.50 percent), and shall be further increased by 0.30 percent per annum at the end of each three month period thereafter.

The borrowers are required to pay a commitment fee equal to 35 percent of the then applicable margin per annum on the undrawn and uncancelled amount of each lender’s commitment for the period starting from the date of the Term Credit Agreement and ending on the earlier of (i) the last day of the commitment period, (ii) the date on which the total commitments are cancelled or (iii) the date on which the loan is drawn.

Financial covenant

The Term Credit Agreement includes a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the Term Credit Agreement) does not at any time exceed 3:00 to 1:00.

Change of control

If a lender so requires, the commitment of such lender under the Term Credit Agreement will be cancelled and the participation of such lender in the outstanding loan, together with accrued interest and all other amounts accrued, will become immediately due and payable in case any person or group of persons acting in concert becomes (directly or indirectly) the beneficial owner of more than 50 percent of the issued share capital of AngloGold Ashanti Limited.

Undertakings

The Term Credit Agreement contains substantially the same negative and affirmative covenants set forth in the Revolving Credit Agreement. The covenants are subject to exceptions and materiality thresholds.

Events of default

The Term Credit Agreement contains substantially the same events of default set forth in the Revolving Credit Agreement. The occurrence of an event of default could result in the immediate and automatic cancellation of all commitments and the acceleration of all payment obligations under the Term Credit Agreement and the other loan documents.

The above description is only a summary of certain provisions of the Term Credit Agreement and is qualified in its entirety by reference to the provisions of the Term Credit Agreement, a copy of which is attached hereto as Exhibit 19.4.6 and is incorporated herein by reference.

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

Dividends

Dividends declared to foreign stockholders are not subject to the approval by the SARB. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

Interest

Interest on foreign loans is freely remittable abroad, provided that the loans have received prior SARB approval.

Voting rights

There are no limitations imposed by South African law or by the memorandum of incorporation of AngloGold Ashanti on the rights of non-South African shareholders to vote the ordinary shares.

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

Taxation of dividends

South Africa currently imposes a Dividend Withholding Tax on Companies (dividends tax) at a rate of 15 percent on the net amount of the dividend declared by a resident company, other than a Headquarter Company.

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

Non-residents are only subject to the South African capital gains tax provisions in respect of the disposal of any immovable property (such as land or mining rights) or any interest or right of whatever nature to or in immovable property situated in South Africa, or any asset of a permanent establishment through which that non-resident is carrying on a trade in South Africa. In the instance of a shareholder holding shares in a South African company, the ‘interest in immovable property’ requirements are met if 80 percent or more of the market value of the shares is directly or indirectly attributable to South African immovable property held on capital account, and that shareholder (whether alone or together with any connected person in relation to that person), directly or indirectly, holds at least 20 percent of the equity shares of that South African company.

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

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, nonresident aliens present in the United States for at least 183 days during the calendar year, insurance companies, tax-exempt entities, banks, certain financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of AngloGold Ashanti, partnerships, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, accrual basis taxpayers, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

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

Taxation of dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by AngloGold Ashanti generally will be taxable as dividend income to the US holder for US federal income tax purposes on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. As noted above in ‘Taxation – South African Taxation – Taxation of dividends, the South African government has enacted a dividend withholding tax. As a result, US holders who are eligible for benefits under the current Treaty will be subject to a maximum withholding tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.

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

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax in respect of “qualified dividend income” received. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet a certain minimum holding period and other requirements and the non-US corporation satisfies certain requirements, including that either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. AngloGold Ashanti currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes. AngloGold Ashanti anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of AngloGold Ashanti shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.

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
Taxation of dispositions

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

A US holder’s tax basis in a share will generally be its US dollar cost. The US dollar cost of a share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase in the case of shares traded on an established securities market that are purchased by a cash basis US holder or an electing accrual basis US holder. The amount realized on a sale or other disposition of shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US holder will recognize US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash basis US holder (or an accrual basis US holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. If an accrual basis US holder makes either of the elections described above, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Services (IRS).

Foreign currency received on the sale or other disposition of a share will have a tax basis equal to its US dollar value on the settlement date. Any gain or loss recognized on a sale or other disposition of foreign currency (including its use to purchase shares or upon exchange for US dollars) will be US source ordinary income or loss.

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended December 31, 2012 or any prior taxable years and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences with respect to that taxable year and all future years during which it holds AngloGold Ashanti ordinary shares (or ADSs).

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

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments including dividends and gross sale proceeds to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The Company eliminated its hedge book during 2010 and has since had full exposure to the spot price of gold.

FASB ASC guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:

•

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance. Cash flow hedge losses pertaining to capital expenditure of $3 million as at December 31, 2012 (2011: $3 million; 2010: $3 million) are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense equally until 2019.

•

All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date reported as gains or losses on derivatives in earnings in the period in which they occur.

Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, will be reflected upon settlement as a component of operating cash flows.

As at December 31, 2012 and 2011 the Company had no outstanding commitments against future production as a result of the elimination of the hedge book during 2010.

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

As at December 31, 2012 and 2011, the Company had no open forward exchange or currency option contracts in its currency hedge position.

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

Cash and loans advanced maturity profile

		2012				2011
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year	$	1	2.50	611	0.30	10	0.48	467	0.20
	ZAR	780	3.55	215	2.10	3,030	5.50	164	3.55
	AUD	-	-	29	3.00	81	4.65	23	4.45
	BRL	-	-	34	7.51	-	-	27	6.61
	ARS	-	-	73	15.00	-	-	1	10.23
	NAD	-	-	2	4.30	-	-	119	4.08

Borrowings maturity profile

	Within one year		Between one and two years		Between two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$669	5.7	691	3.5	6	2.9	1,741	5.5	3,107
ZAR	1,521	5.7	8	9.8	59	9.8	186	9.8	1,774
BRL	4	9.3	2	5.8	-	-	2	4.5	8
NAD	68	8.4	84	8.4	34	8.4	-	-	186
AUD	-	-	-	-	256	5.1	-	-	256

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$669	5.7	693	3.5	1,745	5.4	3,107
ZAR	1,521	5.7	25	9.8	228	9.8	1,774
BRL	4	9.3	2	5.8	2	4.5	8
NAD	68	8.4	118	8.4	-	-	186
AUD	-	-	256	5.1	-	-	256

Non-performance risk

Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the year. The Company spreads its business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put in place.

The combined maximum credit risk exposure at balance sheet date amounts to $183 million (2011: $198 million). Credit risk exposure netted by open derivative positions with counterparts was $nil (2011: $nil). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at December 31, 2012 and 2011, are as follows (assets (liabilities)):

	December 31, 2012		December 31, 2011
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
Cash and cash equivalents	892	892	1,112	1,112
Restricted cash	64	64	58	58
Short-term debt	(271)	(271)	(30)	(30)
Short-term debt at fair value	(588)	(588)	(2)	(2)
Long-term debt	(2,750)	(2,871)	(1,715)	(1,857)
Long-term debt at fair value	-	-	(758)	(758)
Derivatives	(10)	(10)	(93)	(93)
Marketable equity securities - available for sale	69	69	82	82
Marketable debt securities - held to maturity	7	11	8	11
Non-marketable equity securities - available for sale	2	2	-	-
Non-marketable assets - held to maturity	3	3	2	2
Non-marketable debt securities - held to maturity	86	86	85	85

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

Investments

Marketable equity securities classified as available-for-sale are carried at fair value. Marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable assets classified as held to maturity are measured at amortized cost. The fair value of marketable debt securities and non-marketable assets has been calculated using market interest rates. Investments in non-marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable equity securities classified as available for sale are carried at cost or fair value, where fair value can be reliably measured.

The following is the fair value of the derivative (liabilities)/assets split by accounting designation:

	December 31, 2012
	Liabilities
	Balance Sheet location	Non-hedge accounted $	Total $

Option component of convertible bonds	Non-current liabilities - derivatives	(9)	(9)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(10)	(10)

	December 31, 2011
	Liabilities
	Balance Sheet location	Non-hedge accounted $	Total $

Option component of convertible bonds	Non-current liabilities - derivatives	(92)	(92)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(93)	(93)

Non-hedge derivative (gain)/loss recognized

	Year ended December 31,
	2012	2011	2010

	$	$	$

Realized (1)
Forward sales type agreements - commodity	-	-	377
Option contracts - commodity	-	-	2,573
Forward sales agreements - currency	-	-	13
Option contracts - currency	-	-	(3)
Interest rate swaps - Gold	-	-	15

	-	-	2,975	(2)
Unrealized (1)
Forward sales type agreements - commodity	-	-	(265)
Option contracts - commodity	-	-	(1,999)
Interest rate swaps - Gold	-	-	(13)
Option component of convertible bonds	(83)	(84)	1
Other commodity contracts	(10)	-	-
Embedded derivatives	-	1	(1)
Warrants on shares	-	-	5

	(93)	(83)	(2,272)

Non-hedge derivatives (gain)/loss	(93)	(83)	703

(1)	Realized and unrealized gains and losses on non-hedge derivatives are included in “Non-hedge derivative (gain)/loss and movement on bonds” in the income statement.
(2)	Included $2,698 million loss related to the final tranche of the accelerated hedge buy-back executed during 2010.

Other comprehensive income

	Accumulated other comprehensive income as of January 1, 2012 $	Changes in fair value recognized in 2012 $	Reclassification adjustments $	Accumulated other comprehensive income as of December 31, 2012 $

Derivatives designated as
Capital expenditure	(3)	-	-	(3)

Before tax totals	(3)	-	-	(3)

After tax totals	(2)	-	-	(2)

	Accumulated other comprehensive income as of January 1, 2011 $	Changes in fair value recognized in 2011 $	Reclassification adjustments $	Accumulated other comprehensive income as of December 31, 2011 $

Derivatives designated as
Capital expenditure	(3)	-	-	(3)

Before tax totals	(3)	-	-	(3)

After tax totals	(2)	-	-	(2)

Maturity profile of derivatives, at carrying value

	Total $	2012 Assets $	Liabilities $

Amounts to mature within twelve months of balance sheet date	-	-	-
Amounts maturing between one and two years	(9)	-	(9)
Amounts maturing between two and five years	-	-	-
Amounts to mature thereafter	(1)	-	(1)

Total	(10)	-	(10)

	Total $	2011 Assets $	Liabilities $

Amounts to mature within twelve months of balance sheet date	-	-	-
Amounts maturing between one and two years	-	-	-
Amounts maturing between two and five years	(92)	-	(92)
Amounts to mature thereafter	(1)	-	(1)

Total	(93)	-	(93)

Sensitivity analysis

Derivatives

The Company monitors the sensitivity of the convertible bonds to changes in its share price.

The following table discloses the approximate sensitivity, in US dollars, of the convertible bonds to the Company’s share price at December 31, 2012 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2012

	Change in underlying factor	Non-hedge accounted	Total change in fair value
		$	$

Convertible bonds
AngloGold Ashanti Limited share price ($)	Spot (+$5)	(14)	(14)
AngloGold Ashanti Limited share price ($)	Spot (-$5)	7	7

Mandatory convertible bonds

The mandatory convertible bond valuation is primarily linked to the AngloGold Ashanti Limited share price traded on the New York Stock Exchange (NYSE) and fluctuates with reference to the NYSE share price and market interest rates. An increase or decrease of $5 in the AngloGold Ashanti Limited share price will generally impact the value of the mandatory convertible bond liability in a stable interest environment by approximately +$72 million and -$83 million, respectively.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of debt at December 31, 2012 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2012

	Change in exchange rate	Change in borrowings total
		$

Debt
ZAR denominated (R/$)	Spot (+R1)	(22)
BRL denominated (BRL/$)	Spot (+BRL0.25)	-
NAD denominated (NAD/$)	Spot (+NAD1)	(2)
AUD denominated (AUD/$)	Spot (+AUD0.05)	(13)

	2012

	Change in exchange rate	Change in borrowings total
		$

Debt
ZAR denominated (R/$)	Spot (-R1)	28
BRL denominated (BRL/$)	Spot (-BRL0.25)	1
NAD denominated (NAD/$)	Spot (-NAD1)	3
AUD denominated (AUD/$)	Spot (-AUD0.05)	14

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable

12B.	Warrants and Rights

Not applicable

12C.	Other Securities

Not applicable

12D.	American Depositary Shares

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

For further information, refer to “Item 10B.: Memorandum of Incorporation – The deposit agreement”.

12D.4 Depositary Payments for 2012

For the year ended December 31, 2012, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $24,220 (2011: $725,780) mainly for investor relations related expenses.

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures: As of December 31, 2012 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13(a) – 15(e) and 15(d) – 15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

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

(c)

Changes in Internal Control over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) – 15 during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

(d)

Attestation Report of the Registered Public Accounting Firm: The company’s independent registered accounting firm, Ernst & Young Inc., has issued an audit report on the effectiveness of the company’s internal control over financial reporting. This report appears below.

/s/ AM O’Neill	/s/ S Venkatakrishnan
Tony O’Neill	Srinivasan Venkatakrishnan
Chief Financial Officer

/s/ S Venkatakrishnan
Srinivasan Venkatakrishnan

Joint Chief Executive Officers

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AngloGold Ashanti Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of AngloGold Ashanti Limited and our report dated April 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Inc.

Registered Auditor

Johannesburg, Republic of South Africa

April 26, 2013

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

ITEM 16B: CODE OF ETHICS AND WHISTLE BLOWING POLICIES

In order to comply with the company’s obligation in terms of the Sarbanes-Oxley Act and King III, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of business principles and ethics for employees and directors, a code of ethics for the chief executive officer, principal financial officer and senior financial officers, and a whistle-blowing policy that encourages employees to report anonymously if they wish and without fear of retaliation acts of an unethical or illegal nature that affect the company’s interests. The code of business principles and ethics expresses the company’s commitment to the conduct of its business in line with ethical standards and is designed to enable employees and directors perform their roles and duties with integrity and responsibility.

The whistle-blowing policy provides channels for employees to report acts and practices that are in conflict with the company’s code of business principles and ethics or are unlawful, including financial malpractice or dangers to the public or the environment. Reports may be made to management or through several mediums including the intranet, internet, telephone, short messaging system (sms), fax and post. All reports not made to management are administered by a third party, Tip-Offs Anonymous, to ensure independence of the process. Reported cases are relayed to management through internal audit. A report is provided by internal audit to the Executive Committee and the Audit and Corporate Governance Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The whistle-blowing policy encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or other management including legal, compliance, human resources or internal audit.

The code of business principles and ethics for employees and directors and the code of ethics for the chief executive officer, principal financial officer and senior financial officers are available on the company’s website at

http://www.anglogoldashanti.co.za/About+our+business/Gov+Policies.htm.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended December 31, 2012 for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2012 and 2011.

(in millions)	2012 $	2011 $
Audit fees(1)	6.83	6.97
Audit-related fees(2)	4.17	6.76
Tax fees(3)	0.39	0.39
Total	11.39	14.12

Rounding may result in computational differences.

(1)

The Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services.
(3)	Tax fees include fees billed for tax advice and tax compliance services.

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

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2012 were reviewed and approved according to the procedures above. None of the services provided during 2012 were approved under the de minimis exception allowed under the Exchange Act.

No work was performed by persons other than the principal accountant’s employees in respect of the audit of AngloGold Ashanti’s financial statements for 2012.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2012.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

The following is a summary of the significant ways in which AngloGold Ashanti’s corporate governance practices differ from those followed by US domestic companies under the New York Stock Exchange’s corporate governance listing standards (NYSE listing standards).

The NYSE listing standards require the appointment of a Nominations Committee to oversee the appointment of new directors to the board, and that such committee be comprised solely of independent directors. The JSE Listing Requirements also require the appointment of such a committee, but require that it be comprised solely of non-executive directors, the majority of whom must be independent.

The company has appointed a Nominations Committee of the board. The nominations committee’s membership comprises only non-executive board members, all of whom, but one, are independent, as defined in the JSE Listing Requirements, and is chaired by the independent chairman of the board.

AngloGold Ashanti’s home country practices are regulated by the JSE Securities Exchange South Africa Listings Requirements (JSE listing requirements). The JSE listing requirements require that AngloGold Ashanti adhere to King III. Although there are differences between King III and the NYSE corporate governance rules, AngloGold Ashanti has voluntarily adopted corporate governance practices that do not differ in any significant ways from the requirements of the NYSE corporate governance rules.

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

ITEM 18: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Kibali Goldmines SPRL (“Kibali”), a corporation in which the Company has a 45 percent interest. In the consolidated financial statements, the Company’s investment in Kibali is stated at $797 million as of December 31, 2012, and the Company’s equity in the net income of Kibali is stated at $2 million for the year ended December 31, 2012. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kibali, is based solely on the report of the other auditors.

We did not audit the financial statements of Société d’Exploitation des Mines d’Or de Sadiola S.A. (“Sadiola”), a corporation in which the Company has a 41 percent interest. In the consolidated financial statements, the Company’s equity in the net income of Sadiola is stated at $35 million for the year ended December 31, 2010. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Sadiola, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Inc.

Registered Auditor

Johannesburg, Republic of South Africa

April 26, 2013

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and stockholders Kibali Goldmines Sprl

We have audited the accompanying statement of financial position of Kibali Goldmines Sprl as of December 31, 2012 and the related statement of comprehensive loss, statement of changes in shareholders’ deficit, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kibali Goldmines Sprl at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ BDO LLP

London

United Kingdom

April 19, 2013

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

/s/ KPMG Inc. Registered Auditor

Bloemfontein, South Africa

May 26, 2011

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED

Consolidated statements of income

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

(In millions, except share and per share information)

	Notes	2012 $	2011 $	2010 $
Sales and other income		6,428	6,642	5,402

Product sales		6,353	6,570	5,334
Interest, dividends and other		75	72	68
Costs and expenses		5,217	4,521	5,021
Production costs		3,183	2,977	2,656
Exploration costs		388	279	206
Related party transactions	6	(14)	(12)	(15)
General and administrative		299	287	228
Royalties		164	193	142
Market development costs		10	9	14
Depreciation, depletion and amortization		794	789	720
Impairment of assets	5	367	17	91
Interest expense	5	213	178	151
Accretion expense	5	33	28	22
Employment severance costs	5	10	15	23
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	5	35	(43)	(3)
Non-hedge derivative (gain)/loss and movement on bonds	5	(265)	(196)	786

Income from continuing operations before income tax and equity income in associates		1,211	2,121	381
Taxation expense	7	(340)	(705)	(255)
Equity (loss)/income in associates		(23)	59	40
Net income		848	1,475	166
Less: Net income attributable to noncontrolling interests		(19)	(50)	(54)
Net income - attributable to AngloGold Ashanti		829	1,425	112
Earnings per share attributable to AngloGold Ashanti common stockholders: (cents)
Net income	8
Ordinary shares		215	371	30
E Ordinary shares		108	185	15
Ordinary shares - diluted		161	317	30
E Ordinary shares - diluted		84	160	15
Weighted average number of shares used in computation	8
Ordinary shares		384,374,029	383,010,809	368,688,159
Ordinary shares - diluted		419,738,843	418,107,439	370,257,765
E Ordinary shares - basic and diluted		2,392,316	2,950,804	3,182,662
Dividend paid per ordinary share (cents)		56	34	18
Dividend paid per E ordinary share (cents)		28	17	9
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Consolidated statements of comprehensive income

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

(In millions)

	Notes	2012 $	2011 $	2010 $

Net income		848	1,475	166

Other comprehensive income consists of the following:

Translation (loss)/gain		(93)	(394)	234

Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax		-	-	20
Net (loss)/gain on available-for-sale financial assets arising during the period, net of tax		(21)	(81)	69
Release on disposal of available-for-sale financial assets during the period, net of tax		-	1	(51)
Reclassification of other-than-temporary impairments on available-for-sale financial assets to Net income during the period, net of tax		16	21	2

Other comprehensive income		(98)	(453)	274

Comprehensive income		750	1,022	440

Total comprehensive income attributable to:
AngloGold Ashanti		733	978	381
Noncontrolling interests		17	44	59
		750	1,022	440
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Consolidated balance sheets

AT DECEMBER 31, 2012 and 2011

(In millions, except share information)

	Notes	2012 $	2011 $
ASSETS
Current Assets		2,790	2,631
Cash and cash equivalents		892	1,112
Restricted cash	9	35	35
Receivables		496	351
Trade		104	46
Recoverable taxes, rebates, levies and duties		247	170
Other	10	145	135
Inventories	11	1,165	959
Materials on the leach pad	11	128	98
Deferred taxation assets	7	74	75
Assets held for sale	16	-	1
Property, plant and equipment, net	12	7,235	6,123
Acquired properties, net	13	748	779
Goodwill	14	193	182
Other intangibles, net	14	112	31
Other long-term inventory	11	180	31
Materials on the leach pad	11	445	393
Other long-term assets	15	1,360	1,001
Deferred taxation assets	7	39	14
Total assets		13,102	11,185
LIABILITIES AND EQUITY
Current liabilities		1,959	919
Trade accounts payable		590	473
Payroll and related benefits		215	186
Other current liabilities	17	202	120
Short-term debt	18	271	30
Short-term debt at fair value	18	588	2
Tax payable		93	108
Other non-current liabilities	17	379	63
Long-term debt	18	2,750	1,715
Long-term debt at fair value	18	-	758
Derivatives	23	10	93
Deferred taxation liabilities	7	1,157	1,242
Provision for environmental rehabilitation	5 / 19	758	653
Provision for labor, civil, compensation claims and settlements		32	35
Provision for pension and other post-retirement medical benefits	25	209	185
Commitments and contingencies	20	-	-
Equity		5,848	5,522
Common stock
Share capital - 600,000,000 (2011 - 600,000,000) authorized common stock of 25 ZAR cents each. Share capital - 4,280,000 (2011 - 4,280,000) authorized E ordinary shares of 25 ZAR cents each. Ordinary shares issued 2012 - 383,166,205 (2011 - 381,915,437). E ordinary shares issued 2012 - 700,000 (2011 - 1,050,000)		13	13
Additional paid in capital		8,808	8,740
Accumulated deficit		(2,103)	(2,575)
Accumulated other comprehensive income		(928)	(832)
Other reserves		36	36
Total AngloGold Ashanti stockholders’ equity		5,826	5,382
Noncontrolling interests		22	140

Total liabilities and equity		13,102	11,185
The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Consolidated statements of cash flows

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

(In millions)

	Notes	2012 $	2011 $	2010 $
Net cash provided by operating activities		1,700	2,550	1,038
Net income		848	1,475	166
Reconciled to net cash provided by operations:
Loss on sale of assets, realization of loans, indirect taxes and other		35	27	22
Depreciation, depletion and amortization		794	789	720
Impairment of assets		367	17	91
Deferred taxation		(74)	299	138
Cash utilized for hedge book settlements		-	-	(2,611)
Movement in non-hedge derivatives and bonds		(265)	(196)	2,544
Equity loss/(income) in associates		23	(59)	(40)
Dividends received from associates		79	111	143
Other non cash items		53	29	48
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits		35	189	131
Effect of changes in operating working capital items:
Receivables		(117)	(13)	(153)
Inventories		(324)	(244)	(215)
Accounts payable and other current liabilities		246	126	54
Net cash used in investing activities		(2,651)	(1,603)	(1,887)
Available for sale investments acquired		(6)	(47)	(22)
Held to maturity investments acquired		(91)	(100)	(92)
Associates and equity accounted joint ventures acquired		(2)	(8)	(3)
Contributions to associates and equity accounted joint ventures		(347)	(107)	(41)
Acquisition of subsidiary and loan		(335)	-	-
Additions to property, plant and equipment		(1,758)	(1,393)	(973)
Interest capitalized and paid		(12)	-	-
Expenditure on intangible assets		(79)	(16)	-
Proceeds on sale of mining assets		5	19	69
Proceeds on sale of available for sale investments		-	2	79
Proceeds on redemption of held to maturity investments		86	89	63
Proceeds on disposal of associates and equity accounted joint ventures		20	-	1
Proceeds on disposal of subsidiary		6	9	-
Cash outflows from derivatives purchased		-	-	(984)
Loans receivable advanced		(45)	-	(6)
Loans receivable repaid		-	4	-
Loans advanced to associates and equity accounted joint ventures		(65)	(25)	(3)
Loans repaid by associates and equity accounted joint ventures		1	-	-
Cash of subsidiary acquired		5	-	-
Cash of subsidiary disposed		(31)	(11)	-
Change in restricted cash		(3)	(19)	25
Net cash generated/(used) by financing activities		736	(319)	230
Short-term debt repaid		(2)	(118)	(1,522)
Short-term debt raised		220	9	363
Issuance of stock		2	10	798
Share issue expenses		-	(1)	(20)
Long-term debt repaid		(215)	(150)	(120)
Long-term debt raised		1,212	100	1,953
Debt issue costs		(30)	-	(39)
Acquisition of noncontrolling interest		(215)	-	-
Cash outflows from derivatives with financing		-	-	(1,066)
Dividends paid to common stockholders		(215)	(131)	(67)
Dividends paid to noncontrolling interests		(21)	(38)	(50)

Net (decrease)/increase in cash and cash equivalents		(215)	628	(619)
Effect of exchange rate changes on cash		(5)	(102)	105
Cash and cash equivalents - January 1,		1,112	586	1,100
Cash and cash equivalents - December 31,		892	1,112	586	(1)

(1)	Includes cash and cash equivalents of held for sale assets of $11 million at December 31, 2010.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Consolidated statements of stockholders’ equity

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

(In millions, except share information)

	AngloGold Ashanti stockholders
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income* $	Accumulated deficit $	Other reserves $	Noncontrolling interests $	Total $
Balance - January 1, 2010	362,974,807	12	7,836	(654)	(3,914)	37	128	3,445
Net income					112		54	166
Other comprehensive income				269			5	274
Stock issues as part of equity offering	18,140,000	1	772					773
Stock issues as part of Share Incentive Scheme	823,411	-	26					26
Stock issues in exchange for E Ordinary shares cancelled	-	-	12					12
E Ordinary shares of common stock cancelled - Izingwe Holdings	(280,000)	-	-					-
Stock issues transferred from Employee Share Ownership Plan to exiting employees	230,921	-	10					10
Stock based compensation expense			14					14
Dividends					(67)		(64)	(131)
Balance - December 31, 2010	381,889,139	13	8,670	(385)	(3,869)	37	123	4,589
Net income					1,425		50	1,475
Other comprehensive income				(447)			(6)	(453)
Share of equity accounted joint venture’s other comprehensive income						(1)		(1)
Stock issues as part of Share Incentive Scheme	889,593	-	33					33
Stock issues in exchange for E Ordinary shares cancelled	99,747	-	20					20
E Ordinary shares of common stock cancelled - Izingwe Holdings	(70,000)	-	-					-
Stock issues transferred from Employee Share Ownership Plan to exiting employees	156,958	-	7					7
Stock based compensation expense			10					10
Dividends					(131)		(27)	(158)
Balance - December 31, 2011	382,965,437	13	8,740	(832)	(2,575)	36	140	5,522
Net income					829		19	848
Other comprehensive income				(96)			(2)	(98)
Acquisition of noncontrolling interest(1)					(142)		(73)	(215)
Disposal of subsidiary(2)							(45)	(45)
Stock issues as part of Share Incentive Scheme	945,641	-	33					33
Stock issues in exchange for E Ordinary shares cancelled	132,978	-	7					7
E Ordinary shares of common stock cancelled - Izingwe Holdings	(350,000)	-	-					-
Stock issues transferred from Employee Share Ownership Plan to exiting employees	172,149	-	7					7
Stock based compensation expense			21					21
Dividends					(215)		(17)	(232)
Balance - December 31, 2012	383,866,205	13	8,808	(928)	(2,103)	36	22	5,848

(1)	Acquisition of remaining 50 percent interest in Serra Grande mine on June 28, 2012. See Note 3.
(2)	The Company disposed of a 5 percent interest in Rand Refinery Limited on December 3, 2012. See Note 3.

*The cumulative translation loss included in accumulated other comprehensive income amounted to $1,015 million (2011: $924 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $1 million (2011: $1 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $2 million (2011: $2 million). The cumulative gain, net of deferred taxation of $6 million (2011: $nil million), included in accumulated other comprehensive income in respect of available for sale financial assets amounted to $25 million (2011: $30 million). The cumulative gain included in accumulated other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2011: $64 million). This gain is offset by $64 million (2011: $64 million) arising from translation of net investments in foreign entities.

As at December 31, 2012 and 2011, $556 million and $305 million, respectively, of retained earnings arising from the Company’s equity accounted joint ventures and certain subsidiaries may not be remitted without third-party shareholder consent.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Notes to the consolidated financial statements

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

(In millions, except share and per share information)

1.	NATURE OF OPERATIONS

AngloGold Limited was formed in June 1998 with the consolidation of the gold mining interests of Anglo American plc. AngloGold Ashanti Limited, as the company exists today, was formed on April 26, 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited.

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

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:
• South Africa (comprising the Vaal River and West Wits operations)
• Continental Africa (comprising Ghana, Guinea, Mali, Namibia and Tanzania operations)
• Australasia (comprising an Australian operation)
• Americas (comprising Argentina, Brazil and United States of America operations)

2.	ACCOUNTING CHANGES

Goodwill impairment testing

In September 2011, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“the Codification” or “ASC”) guidance was issued which simplifies how an entity tests goodwill for impairment. The guidance allows both public and nonpublic entities an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The adoption of the updated guidance on January 1, 2012 had no impact on the Company’s financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued guidance for disclosures about comprehensive income. The guidance is intended to increase the prominence of other comprehensive income in financial statements. The main provisions of the guidance provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one statement or two consecutive statements. The Company adopted the two consecutive statement approach on January 1, 2012. Except for presentation changes, the adoption had no impact on the Company’s financial statements.

Fair value measurements

In May 2011, the FASB issued updated guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within US GAAP. The update will supersede most of the FASB ASC guidance for fair value measurements, although many of the changes are clarifications of existing guidance or wording changes. The adoption of the updated guidance on January 1, 2012 had no impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS

2012 acquisitions
The Company made the following acquisitions during the year:

• Acquisition of First Uranium

On July 20, 2012, AngloGold Ashanti acquired the entire share capital of First Uranium (Pty) Limited, a wholly owned subsidiary of Toronto-based First Uranium Corporation and the owner of Mine Waste Solutions in South Africa, for a cash consideration of $335 million. Mine Waste Solutions is a recently commissioned tailings retreatment operation located in South Africa’s Vaal River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities. In connection with the acquisition, AngloGold Ashanti agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25 percent of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500 ounces over the life of the contract. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $9 million being recorded, relating mainly to the expected synergies arising from the immediate proximity of AngloGold Ashanti’s own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold Ashanti’s Vaal River tailings without having to build additional processing facilities.

In accordance with FASB ASC guidance, goodwill is assigned to specific reporting units. The Company’s reporting units are generally consistent with the operating mines underlying segments identified in Note 26 – Segment and geographical information. An individual operating mine is not a typical “going-concern” business because of the finite life of its reserves. The allocation of goodwill to an individual operating mine likely will result in an eventual goodwill impairment due to the wasting nature of the primary asset of the reporting unit. The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount likely will not be recoverable over the long term and, in accordance with the FASB ASC guidance, performs its annual impairment review of assigned goodwill during the fourth quarter of each year. The accounting treatment of goodwill arising on acquisition of First Uranium (Pty) Limited is consistent with FASB ASC guidance. Goodwill related to the acquisition is non-deductible for income tax purposes. The assets and liabilities of First Uranium (Pty) Limited are included in the South Africa segment for disclosure purposes.

The operations and financial condition of the companies and assets acquired are included in the financial statements from July 20, 2012, the effective date of the acquisition.

For information purposes only, the following unaudited pro-forma financial data reflects the consolidated results of operations of AngloGold Ashanti as if the acquisition had taken place on January 1, 2012, 2011 and 2010:

	2012 $	2011 $	2010 $

Total revenue	6,494	6,767	5,483

Net income - attributable to AngloGold Ashanti	838	1,442	137

The pro forma information is not indicative of the results of operations that would have occurred had the acquisition been consummated on January 1, 2012 or the group’s future results of operations.

From the date of acquisition, First Uranium (Pty) Limited has contributed $41 million of revenue and $33 million to the Net income before taxation of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)

The fair value of the identifiable assets and liabilities of First Uranium (Pty) Limited as at the date of acquisition was:

$

Assets
Property, plant and equipment	616
Other long-term assets	3
Restricted cash	3
Deferred taxation assets	52
Inventories	134
Trade and other receivables	2
Cash and cash equivalents	5
815

Liabilities
Other non-current liabilities	342
Deferred taxation liabilities	61
Provision for environmental rehabilitation	37
Loans from group companies	204
Accounts payable and other current liabilities	49
693

Total identifiable net assets at fair value	122
Purchase consideration	131
Goodwill recognized on acquisition	9

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	5
Cash paid - Share capital acquired	(131)
Cash paid - Loan acquired	(204)
(330)

Delivery obligations of Mine Waste Solutions acquired as part of the business combination have been recognized on acquisition as a loss making executory contract, and are amortized as the deliveries of ounces occur.

The transaction costs of $3 million are a non-recurring expense and have been included in General and administrative expenses in the condensed consolidated statements of income and are included in operating cash flows in the condensed consolidated statements of cash flows.

Financial assets acquired include trade and other receivables with a fair value of $2 million. Trade and other receivables are expected to be collectible.

There were no material non-recurring pro-forma adjustments directly attributable to the acquisition of First Uranium (Pty) Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)

• Acquisition of remaining 50 percent interest in Serra Grande

On May 29, 2012, AngloGold Ashanti, which holds, through a subsidiary, a 50 percent interest in the Serra Grande (“Crixás”) mine in Brazil, acquired the remaining 50 percent stake in the mine from Kinross Gold Corporation for $215 million in cash. The transaction was accounted for as an equity transaction and funded from existing cash reserves and borrowings under the Company’s existing debt facilities and closed on June 28, 2012.

2012 Disposals
The Company’s disposals during the year included:

• Part disposal of Rand Refinery Limited

On December 3, 2012, AngloGold Ashanti Limited disposed of a 5 percent interest in Rand Refinery Limited for a total cash consideration of $6 million. AngloGold Ashanti Limited holds a remaining interest of 48.03 percent as at December 31, 2012 which is accounted for using the equity method. The disposal resulted in a profit of $14 million due to the recognition of the fair value of the residual interest as summarized below:

$

Fair value of consideration received	6
Fair value of residual value of investment	57
Noncontrolling interest	45

Less: Carrying value of assets disposed	(94)
Total profit on disposal	14
Subsequent to year-end, the Company disposed of an additional 4.24 percent interest in Rand Refinery Limited. See Note 29.

• Disposal of AngloGold Ashanti-Polymetal Strategic Alliance

On February 8, 2012, the transaction to dispose of the AngloGold Ashanti-Polymetal Strategic Alliance consisting of AngloGold Ashanti-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holdings Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding Limited was completed. The Company realized a profit equating to proceeds of $20 million on disposal.

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

The financial statements of subsidiaries and the Environmental Trust Fund (a rehabilitation trust under the Company’s control) are prepared for the same reporting period as the Company, using the same accounting policies.

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

A segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other segments and are reported on a reporting segment basis using the management approach. This approach is based on the way management organizes segments within the Company for making operating decisions and assessing performance. The Chief Operating Decision Maker, defined as the Executive Committee, has determined that the Company operates primarily in the production of gold.

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

4.6	Non-marketable equity investments and debt securities

Non-marketable equity investments which are considered available for sale, are carried at fair value, where fair value can be determined, or at cost less impairment if fair value cannot be reliably measured.

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

Inventories, including metals in process, gold on hand (doré/bullion), uranium oxide, sulfuric acid, ore stockpiles and supplies, are stated at the lower of cost or market value. Metals in process are valued at the average total production cost at the relevant stage of production as described below. The cost of gold, uranium oxide and sulfuric acid is determined principally by the weighted average cost method using related production costs.

Ore stockpiles are valued at the average moving cost of mining the ore. Supplies are valued at the lower of weighted average cost or market value. Heap leach pad materials are measured on an average total production cost basis.

The cost of inventory is determined using the full absorption costing method. Metals in process and ore stockpile inventory include all costs attributable to the stage of completion. Costs capitalized to inventory include amortization of property, plant and equipment and capitalized mining costs, direct and indirect materials, direct labor, shaft overhead expenses, repairs and maintenance, utilities, metallurgy costs, attributable production taxes and royalties, and directly attributable mine costs. Gold on hand (doré/bullion) includes all metals in process and refining costs. Ore is recorded in inventory when blasted underground, or when placed on surface stockpiles in the case of open-pit operations.

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

Goodwill relating to subsidiaries is tested for impairment when indicators of impairment exist and is carried at cost less accumulated impairment losses. Potential impairment is identified by comparing the fair value of a reporting unit with its carrying amount. The fair value of a reporting unit is determined using an expected present value technique.

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

The rights, including the liquidation, voting and dividend rights, of holders of Ordinary shares and E Ordinary shares are identical. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Ordinary and E Ordinary shares as if the earnings for the year had been distributed. As only 50 percent of dividends are paid to E ordinary shareholders in cash (the remaining 50 percent reduces the exercise price of the E ordinary shares), the undistributed earnings are allocated between E ordinary shares and ordinary shares based on this proportionate basis. Further, as the Company assumes the conversion of E Ordinary shares in the computation of the diluted net income (loss) per share of Ordinary shares, the undistributed earnings are equal to net income (loss) for the computation.

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

	2012	2011	2010

Net income ($ millions)	34	10	27
Earnings per share - basic (1)(cents)	9	3	7
Earnings per share - diluted (2)(cents)	8	2	7

Retained income - January 1 ($ millions)	123	113	86
Retained income - December 31 ($ millions)	157	123	113

(1) Impact per basic earnings per common share.
(2) Impact per diluted earnings per common share.

4.26	Stock-based compensation plans
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

Reporting of amounts reclassified out of accumulated other comprehensive income

In February 2013, the FASB issued guidance which requires additional disclosure of items reclassified from Accumulated Other Comprehensive Income (“AOCI”). An entity is required to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income. For public entities the amendments are effective prospectively for reporting periods beginning after December 15, 2012. Except for presentation changes, the Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

Cumulative translation adjustments upon derecognition

In March 2013, the FASB issued guidance which indicates that a cumulative translation adjustment (“CTA”) is attached to the parent’s investment in a foreign entity and should be released in a manner consistent with derecognition guidance on investments in entities. For public entities the guidance is effective prospectively for reporting periods beginning on or after December 15, 2013. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES

Employment severance costs

	2012	2011	2010
	$	$	$

South Africa	6	9	19
Continental Africa	1	3	1
Americas	3	3	3

	10	15	23

Employee severance costs were due to retrenchments reflecting downsizing and rationalization of operations resulting in a planned reduction in workforce.

Interest expense

	2012	2011	2010
	$	$	$

Finance costs on rated bonds and corporate notes (1)	74	56	38
Finance costs on convertible bonds (2)	27	25	22
Finance costs on mandatory convertible bonds (3)	47	47	13
Finance costs on bank loans and overdrafts	18	10	19
Unwinding of discount on convertible bonds	30	28	27
Amortization of deferred loan fees (4)	15	7	20
Capital lease charges	6	5	5
Discounting of non-current trade and other debtors	5	-	6
Other	3	3	1

	225	181	151
Less : Amounts capitalized on qualifying assets	(12)	(3)	-

	213	178	151

(1)

On April 28, 2010, AngloGold Ashanti Holdings plc issued $1.0 billion of 10-year and 30-year unsecured notes. The issue consisted of $700 million of 10-year unsecured notes at a semi-annual coupon of 5.375 percent due 2020 and $300 million of 30-year unsecured notes at a semi-annual coupon of 6.5 percent due 2040. On July 30, 2012, AngloGold Ashanti Holdings plc issued $750 million 5.125 percent notes due 2022. See Note 18.

(2)	On May 22, 2009, AngloGold Ashanti Holdings Finance plc issued $732.5 million 3.5 percent guaranteed convertible bonds due May 2014, convertible into ADSs. See Note 18.
(3)	In September 2010, AngloGold Ashanti Holdings Finance plc issued $789 million of mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. See Note 18.
(4)	Includes once-off charges of $6 million and $8 million related to the cancellation of debt facilities during 2012 and 2010, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES (continued)

Impairment of assets

Impairments are made up as follows:

	2012	2011	2010
	$	$	$

South Africa
Impairment of Great Noligwa(1)	42	-	-
Impairment of abandoned development areas at Kopanang mine(2)	14	-	-
Impairment of abandoned shaft pillar development at TauTona(3)	-	9	-
Impairment and write-off of Savuka(4)	-	3	16
Impairment and write-off of waste wash plant at Kopanang mine(5)	-	2	-
Below 120 level at TauTona(6)	-	-	47
Impairment of Tau Lekoa(7)	-	-	8
Continental Africa
Impairment and write-off of mine development at Siguiri(8)	14	-	-
Impairment and write-off of mine infrastructure, development and assets at Obuasi(9)	296	-	-
Impairment and write-off of vehicles and mining equipment at Obuasi mine	-	2	-
Impairment of Iduapriem obsolete tailings storage facility(10)	-	-	8
Impairment and write-off of vehicles and heavy mining equipment at Geita mine	-	-	5
Impairment and write-off of tailings treatment plant at Obuasi mine(11)	-	-	3
Americas
Write-off of mining assets at Serra Grande	-	-	3
Other
Impairment and write-off of various minor tangible assets, mine infrastructure and equipment	1	1	1

	367	17	91

(1)

Due to a change in the mine plan during 2012, resulting from a reduction in reserves from abandonment of certain areas, grade factors and an increase in the cost of extraction, the carrying value of Great Noligwa was written down to an estimated fair value using a pre-tax discount rate of 13 percent.

(2)	Due to a change in the mine plan, certain development areas have been abandoned and are not expected to generate future cash flows.
(3)

Due to a change in the mine plan resulting from safety related concerns following seismic activity, the VCR shaft pillar and ore pass development have been abandoned and is no longer expected to generate future cash flows.

(4)	Due to a further change in the mine plan during 2011, the Savuka assets have been abandoned and are not expected to generate future cash flows.
(5)	The use of the waste wash plant was discontinued as it did not yield the desired benefit.
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

(8)

Due to depleted reserves in the Sintroko, Kozan and Kintinia pits, costs previously capitalized are not expected to generate future cash flows. Certain areas were also abandoned due to safety-related concerns.

(9)	Due to a change in the mine plan, certain areas have been abandoned mainly due to depletion of reserves and assets in poor physical condition or considered obsolete were written-off.
(10)	The use of the tailings storage facility was discontinued as no further economic benefit is expected to be derived.
(11)	Due to safety related concerns the use of the tailings treatment plant was discontinued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES (continued)

The following estimates and assumptions were used by management when reviewing goodwill and long-lived assets for impairment:

•

the gold price assumption represented management’s best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information including current prices, historical averages, and forward pricing curves. The long-term gold price is based on a range of economic and market conditions expected to exist over the remaining useful life of the assets; (1)

•

proven and probable ore reserves as well as value beyond proven and probable reserves estimates. For these purposes proven and probable ore reserves of approximately 74.1 million ounces (including joint ventures) as at December 31, 2012 were determined;

•

the real pre-tax discount rate is commensurate with the risks involved which is consistent with the basis used in 2011. The risk factors considered were country risk as well as asset risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor was based on the Company’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;

•	foreign currency cash flows were translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency; and
•	cash flows used in impairment calculations were based on life of mine plans.

Estimates and assumptions used by management included the following:

		2012 $ per ounce	2011 $ per ounce	2010 $ per ounce

(1)	Long-term real gold price	1,584	1,530	1,113

When reviewing goodwill and other long-lived assets for impairment, AngloGold Ashanti’s assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long term gold price of $1,584 per ounce in 2012 and $1,530 per ounce in 2011, were based on a range of economic and market conditions, which were expected to exist over the remaining useful life of the assets.

AngloGold Ashanti considers the long term fundamentals that provide support to the gold price assumption. These include, amongst other things, gold as a long term store of value, hedge against inflation, safe haven status, strong physical demand from emerging markets, central bank purchases, quantitative easing and devaluation of paper currency, falling global mine production and rising costs of producing gold, all of which represent significant and enduring trends supportive of AngloGold Ashanti’s gold price assumption.

The actual gold price averaged $1,668 per ounce in 2012 and $1,572 per ounce in 2011. The gold price in 2013 has been subject to volatile short term swings and has averaged $1,632 per ounce in the first quarter of 2013 and closed at $1,404 per ounce on April 19, 2013.

AngloGold Ashanti will continue to monitor the underlying long term factors driving the gold price and will review its gold price assumption, should it consider it appropriate to do so. Should the gold price assumption used in 2012 be revised significantly downward for any reason (by more than 10 percent), goodwill related to Mine Waste Solutions and long-lived assets related to Great Noligwa are most vulnerable to impairment.

Furthermore, should the gold price fall and remain at such lower levels, management will consider, in addition to other mitigating factors, reviewing and amending the life of mine plans to reduce expenditures, optimize costs and increase cash flows in respect of its mining assets.

The real pre-tax discount rates applied in the 2012 impairment calculations on reporting units with significant assigned goodwill were as follows:

Percentage

Australasia
Sunrise Dam	6.1%
Americas
Cripple Creek & Victor	8.2%

In addition to the gold price and discount rate assumptions described above, the factors affecting the estimates include:

•	changes in proven and probable ore reserves as well as value beyond proven and probable reserves;
•	the grade of ore reserves as well as value beyond proven and probable reserves may vary significantly from time to time;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues; and
•	changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES (continued)

Environmental rehabilitation obligations

Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.

$
The following is a reconciliation of the total liabilities for asset retirement obligations:

Balance as at December 31, 2011	653
Additions to liabilities	14
Liabilities settled	(21)
Accretion expense	33
Change in assumptions(1)	50
Other movements	1
Acquisition of subsidiary(2)	37
Translation	(9)

Balance as at December 31, 2012	758

(1)

Revisions relate to an overall average change in mine plans resulting in accelerated cash flows, change in economic assumptions, discount rates and changes in design of tailings storage facilities. These liabilities are anticipated to unwind beyond the end of the life of mine.

(2)	Acquisition of First Uranium (Pty) Limited during July 2012. See Note 3.

These liabilities mainly relate to obligations at the Company’s active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.

Certain amounts have been contributed to rehabilitation trusts and an environmental protection bond under the Company’s control. The monies in the trusts and bond are invested primarily in interest bearing debt securities and cash and are included in Other long-term assets in the Company’s consolidated balance sheet. Cash balances held in the trusts and bond are classified as restricted cash and are included in Other long-term assets in the Company’s consolidated balance sheet. As at December 31, the carrying amounts and estimated fair values of balances held in the trusts and bond were as follows:

	December 31, 2012		December 31, 2011

	Carrying amount $	Fair value $	Carrying amount $	Fair value $

Securities	115	119	111	114
Cash	28	28	22	22

	143	147	133	136

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

Rental expense(1)

	2012 $	2011 $	2010 $

Comprising of:
Minimum rentals	42	29	23

(1)Included in production costs for each period presented.

Future minimum rental payments are:
2013	22
2014	3
2015	2
2016	1
2017	1
Thereafter	3

	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES (continued)

Loss/(profit) on sale of assets, realization of loans, indirect taxes and other

		2012 $	2011 $	2010 $

	Indirect tax expenses and legal claims(1)	40	6	17
	Mining contractor termination and settlement costs(2)	21	-	1
	Impairment of investments	16	21	2
	Loss on disposal of land, equipment and assets, mineral rights, exploration properties and other	14	8	19
	Reassessment of other receivables	1	(1)	9
	Royalties received(3)	(23)	(79)	(8)
	Profit on disposal of AGA-Polymetal Strategic Alliance(4)	(20)	-	-
	Profit on partial disposal of Rand Refinery Limited(5)	(14)	-	-
	Black economic empowerment transaction restructuring costs for Izingwe Holdings (Proprietary) Limited	-	7	-
	Insurance claim recovery on capital items at Obuasi	-	(3)	-
	Profit on disposal of the Company’s subsidiary ISS International Limited(6)	-	(2)	-
	Mandatory convertible bonds underwriting and professional fees	-	-	26
	Loss on sale of Tau Lekoa Gold mine(7)	-	-	7
	Profit on disposal of investments(8)	-	-	(52)
	Net insurance claim recovery(9)	-	-	(19)
	Recovery on consignment inventory	-	-	(5)

		35	(43)	(3)

(1)	Indirect taxes and legal claims are in respect of:
	Colombia	16
	Guinea	11	9	10
	Ghana	11	5
	United States of America	3
	Brazil	1	(1)
	Argentina	(1)	2
	Namibia	(1)	1
	Tanzania		(10)	6
	South Africa			1
(2)	Mining contractor termination and settlement costs include:
	Mining and Building Contractors Limited (“MBC”) termination costs at Obuasi	17
	Contract settlement costs at Siguiri	4
	Contractor termination costs at Geita			1
(3)	Royalties received include:
	Newmont Mining Corporation (2009 sale of Boddington Gold mine)	(18)	(38)	(4)
	Franco Nevada Corporation (2011 sale of royalty stream in Ayanfuri mine)		(35)
	Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine)	(5)	(5)	(3)
	Other royalties		(1)	(1)
(4)

On February 8, 2012, the transaction to dispose of the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding Limited was completed. These assets were fully impaired as at December 31, 2011.

(5)	On December 3, 2012, the Company disposed of a 5 percent stake in Rand Refinery Limited. See Note 3.
(6)	ISS International Limited (“ISSI”) was classified as held for sale in 2010. The sale was concluded on February 28, 2011.
(7)	The sale of Tau Lekoa Gold mine was concluded effective August 1, 2010.
(8)	Profit on disposal of investments include:
	B2Gold Corporation (Colombia)			(45)
	Red 5 Limited (Australia)			(7)
(9)

Includes business interruption insurance following a seismic event which resulted in the suspension of operations at Savuka Gold mine (in South Africa) during 2009. The Company recovered $46 million from its insurers. Amounts received included:

	Business interruption recoveries			(19)
	Reimbursement of costs (included in Production costs)			(16)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	COSTS AND EXPENSES (continued)

Non-hedge derivative (gain)/loss and movement on bonds

Non-hedge derivative (gain)/loss

	2012 $	2011 $	2010 $

(Gain)/loss on non-hedge derivatives	(93)	(83)	703

The net gain recorded for the year ended December 31, 2012 relates to the fair value movements of the conversion features of convertible bonds amounting to $83 million (see Note 18), movements on other commodity contracts and the revaluation of non-hedge derivatives resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities during the year, amounting to a gain of $10 million.

The net gain recorded for the year ended December 31, 2011 mainly relates to the fair value movements of the conversion features of convertible bonds amounting to $84 million (see Note 18).

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

Effects of the accelerated hedge settlements

	2012 $	2011 $	2010 $

Accelerated hedge settlement of non-hedge derivatives	-	-	2,698
Previously designated NPSE contracts	-	-	405
Other non-hedge derivative contracts	-	-	2,293

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

Movement on bonds

	2012 $	2011 $	2010 $

Fair value (gain)/loss on mandatory convertible bonds (See Note 18)	(172)	(113)	83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	RELATED PARTY TRANSACTIONS
The Company had the following transactions with related parties during the years ended December 31, 2012, 2011 and 2010:

	December 31, 2012		December 31, 2011		December 31, 2010

	Purchases (by)/from related party	Amounts owed to/(by) related party	Purchases (by)/from related party	Amounts owed to/(by) related party	Purchases (by)/from related party
(in millions)	$	$	$	$	$

Purchases of goods and services (by)/from equity accounted joint ventures and associates
Margaret Water Company	4	-	6	-	3
Societe d’Exploitation des Mines d’Or de Sadiola S.A.	(14)	(2)	(12)	(2)	(8)
Societe d’Exploitation des Mines d’Or de Yatela S.A.	(1)	-	(2)	(1)	(3)
Societe des Mines de Morila S.A.	(3)	-	(4)	-	(8)
Trans-Siberian Gold plc	-	-	-	-	1

	(14)	(2)	(12)	(3)	(15)

Amounts due by joint venture and associate related parties arising from purchases of goods and services are unsecured and non-interest bearing. See Note 10.

As at December 31, 2012 and 2011, there are no outstanding balances arising from purchases of goods and services owed to related parties.

Loans due by equity accounted joint ventures and associates included in Other long-term assets

	2012 $	2011 $

Oro Group (Proprietary) Limited (1)	2	1
AuruMar (Proprietary) Limited (joint venture) (2)	2	5
Societe d’Exploitation des Mines d’Or de Sadiola S.A. (joint venture) (3)	36	-
Societe d’Exploitation des Mines d’Or de Yatela S.A. (joint venture) (4)	-	-
Trans-Siberian Gold plc (5)	-	3
Thani Ashanti Alliance Limited (joint venture) (6)	-	20

(1)	The loan bears a market related interest rate determined by the Oro Group (Proprietary) Limited’s board of directors and is repayable at its discretion.
(2)	The loan is interest free and has no fixed terms of repayment.
(3)	The loan is repayable on demand and bears interest at a margin of 2 percent over the London Interbank Offered Rate (“LIBOR”) per annum.
(4)

A loan of $12 million granted during 2012 was fully impaired during the year. The loan, included in the carrying amount of the joint venture, was repayable on demand and carried interest at a margin of 2 percent over LIBOR per annum.

(5)	The loan was unsecured, carried interest at 8 percent per annum and was converted into ordinary shares during April 2012.
(6)	The loan was repayable in December 2012 but due to non-payment it was fully impaired. A write-off of $37 million is included in equity income in associates.

There are no allowances for credit losses relating to the loans described above. Credit quality of loans is monitored on an ongoing basis.

As at December 31, 2012 and 2011, there are no outstanding balances arising from loans owed to related parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	TAXATION

		2012	2011	2010
		$	$	$

Income/(loss) from continuing operations before income tax and equity income in associates was derived from the following jurisdictions:
	South Africa	363	813	203
	Continental Africa	316	745	391
	Australasia	(16)	(25)	(149)
	Americas	627	690	282
	Other, including Corporate and Non-gold producing subsidiaries (1)	(79)	(102)	(346)

		1,211	2,121	381

(1)	The decrease in 2011 over 2010 is mainly due to fair value movements on the mandatory convertible and rated bonds.

(Charge)/benefit for income taxes attributable to continuing operations is as follows:
Current:
	South Africa(1)	(70)	(128)	106
	Continental Africa(2)	(218)	(146)	(81)
	Australasia(3)	10	-	(36)
	Americas(4)	(131)	(124)	(106)
	Other	(5)	(8)	-

Total current		(414)	(406)	(117)

(1)

The lower tax charge in 2012 is mainly due to the lower earnings as a result of safety stoppages and the unprotected strike action at the South African operations. The increase in the tax charge in 2011 is mainly due to higher income and non-hedge derivative losses having been fully utilized during the year. The tax benefit in 2010 is mainly related to tax benefits on losses relating to the early hedge settlement and tax benefits relating to prior years.

(2)

The increase in the tax charge in 2012 is mainly due to withholding taxes on dividends and higher earnings at Geita from an improved gold price, whilst 2011 was lower due to the utilization of tax losses. The higher taxes relative to lower earnings is mainly due to the impairment and write-off of assets at Obuasi of $296 million, the tax benefit of which is reflected under deferred taxes.

(3)

The tax credit in 2012 is due to an adjustment related to the 2011 tax assessment. The lower tax charge in 2011 is due to lower earnings resulting from flooding and the ramp failure which severely affected all aspects of the operation at Sunrise Dam during 2011.

(4)

The increase in the tax charge in 2012 is mainly due to Annual Minimum Tax payable by Cripple Creek & Victor in North America. The increase in the tax charge in 2011 mainly relates to higher earnings in line with the improved gold price.

Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate.

Deferred:
	South Africa(1)	86	(212)	(119)
	Continental Africa(2)	14	(93)	(19)
	Australasia	(6)	4	(1)
	Americas(3)	(21)	2	(1)
	Other	1	-	2

Total deferred		74	(299)	(138)

Total income and mining tax expense		(340)	(705)	(255)

(1)

The lower tax charge in 2012 includes a tax benefit of $134 million resulting from changes in enacted statutory tax rates and $8 million from changes in estimated deferred taxation rate. The increase in the tax charge in 2011 is mainly due to the reversal of deferred tax credits on losses utilized. The tax charge in 2010 included the reversal of deferred tax on unrealized non-hedge derivative losses.

(2)

The decrease in the tax charge in 2012 is mainly due to tax credits on impairments at Obuasi of $89 million, partly offset by the increase in enacted statutory taxation rate change in Ghana (capped at 30 percent in terms of a special tax rate Stability Agreement) of $62 million. The increase in the tax charge in 2011 is mainly due to the reversal of deferred tax credits from the utilization of tax losses at Geita.

(3)	The lower deferred tax charge is partly due to deferred tax credits arising from a corporate restructuring of Serra Grande of $59 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	TAXATION (continued)

Estimated deferred taxation rates in South Africa reflect the future anticipated taxation rates at the time temporary differences reverse.

During 2012, 2011 and 2010, deferred taxation in South Africa was provided at the future anticipated taxation rates ranging as follows:

	2012	2011	2010

Maximum anticipated deferred taxation rate	30%	39%	38%
Minimum anticipated deferred taxation rate	28%	36%	35%

The effect of the change in estimated deferred taxation rate in South Africa on the results for 2012, 2011 and 2010 were as follows:

	Year ended December 31

	2012			2011			2010

		Per basic and diluted common			Per basic and diluted common			Per basic and diluted common
	Impact	share	(a)(b)	Impact	share	(a)(b)	Impact	share	(a)(b)
	$	cents		$	cents		$	cents

Net benefit/(expense)	8	2		(11)	(3)		8	2

(a) Per basic and diluted ordinary and E ordinary shares.
(b) The calculation of diluted earnings per common share did not assume the effect of the following number of shares as their effects are anti-dilutive.

	2012	2011	2010

Issuable upon the exercise of convertible bonds	-	-	33,524,615

Unutilized tax losses

Unutilized tax losses as at December 31, 2012, 2011 and 2010 amounted to:

	2012	2011	2010
	$	$	$

Unutilized tax losses(1)(2)	691	469	1,356

(1)     Increase in unutilized operating loss carryforwards in 2012 mainly relates to Colombia and Brazil. Decrease in unutilized operating loss carryforwards in 2011 over 2010 are due to utilization of losses in South Africa, Tanzania, North America and Brazil.

(2) The prior period comparatives have been adjusted to include unutilized tax losses in Colombia of $148 million and $156 million for 2011 and 2010, respectively.

Unutilized operating loss carryforwards remaining to be used against future profits can be split into the following periods:
Within one year	143
Within one and two years	93
Within two and five years	111
In excess of five years	344

	691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	TAXATION (continued)

Reconciliation between corporate income tax and statutory income tax is as follows:

	2012 $	2011 $	2010 $

Corporate income tax at statutory rates	(339)	(742)	(133)
Formula variation in mining taxation rate	8	(7)	-
Disallowable items(1)	(38)	(37)	(89)
(Increase)/reversal of valuation allowances(2)	(17)	42	6
Effect of income tax rates of other countries	(38)	50	(46)
Impact of change in estimated deferred taxation rate	8	(11)	8
Impact of change in statutory taxation rate	72	-	-
Other	4	-	(1)

Total income and mining tax expense	(340)	(705)	(255)

(1) Disallowable items include the impact of hedge losses in non-taxable jurisdictions and share expense costs.
(2) The prior period comparatives have been adjusted to include unutilized tax losses in Colombia.

Deferred taxation liabilities and assets on the balance sheet as at December 31, 2012 and 2011, relate to the following:

	2012 $	2011 $

Deferred tax liabilities:
Depreciation, depletion and amortization	1,578	1,611
Product inventory not taxed	58	24
Derivatives	2	8
Other	15	5

Total	1,653	1,648

Deferred tax assets:
Provisions, including rehabilitation accruals	(465)	(389)
Derivatives	(1)	(1)
Other	(18)	(28)
Tax loss carry forwards (1)	(220)	(118)

Total	(704)	(536)
Less: Valuation allowances (1)	115	56

Total	(589)	(480)

Disclosed as follows:
Long-term portion deferred taxation assets	39	14
Short-term portion deferred taxation assets	74	75

Long-term portion deferred taxation liabilities	1,157	1,242
Short-term portion classified as other current liabilities. See Note 17.	20	15
(1) The prior period comparatives have been adjusted to include unutilized tax losses in Colombia.

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

	2012	2011

South Africa
Losses ($ millions)	2	3

Deferred tax at the anticipated tax rate to be utilized (percent)	29	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	TAXATION (continued)

Unremitted earnings of foreign subsidiaries and foreign incorporated joint ventures

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. In the event that the Company repatriated these earnings, income taxes and withholding taxes may be incurred. The determination of such taxes is subject to various complex calculations and accordingly, the Company has determined that it is impractical to estimate the amount of the deferred tax liability on such unremitted earnings. The amounts of these unremitted earnings are as follows:

	2012 $	2011 $

Unremitted earnings as at December 31	1,649	1,812

Analysis of valuation allowances

The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:

	Balance at beginning		Balance at end of
	of period	Movement (1)	period
	$	$	$

Year ended December 31, 2012
- Valuation allowance	56	59	115
Year ended December 31, 2011
- Valuation allowance	177	(121)	56
Year ended December 31, 2010
- Valuation allowance	194	(17)	177

(1) The prior period comparatives have been adjusted to include valuation allowances in Colombia of $49 million and $52 million for 2011 and 2010, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	TAXATION (continued)

Uncertain tax positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits, is as follows:

		2012 $	2011 $

Balance at January 1,		78	52
Additions for tax positions of prior years		17	38
Reductions for tax position of prior years		-	(3)
Translation		(2)	(9)

Balance at December 31,		93	78

Unrecognized tax benefits are summarized as follows:
Recognized as a reduction of deferred tax assets		40	29
Recognized in other non-current liabilities (See Note 17) (1)		53	49

Balance at December 31,		93	78

(1) Unrecognized tax benefits which, if recognized, would affect the Company’s effective tax rate.

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. For the years ended and as at December 31, interest recognized and interest accrued amounted to:

	2012 $	2011 $	2010 $

Interest recognized	3	5	2
Interest accrued as at December 31	14	12	8

As at December 31, 2012, the Company’s South African tax assessments for the years 2004 – 2012 remain open to scrutiny by the South African Revenue Service.

In other jurisdictions, the revenue system is based on a self-assessment process, all tax filings due by December 31, 2012 have been filed, and the self-assessed position recorded in the consolidated financial statements. The legislation of individual jurisdictions provides for different periods for the authorities to review the filings with specified expiry dates. The Company is disputing assessments received in some jurisdictions where it operates and these arguments are under consideration by the authorities. Based on current legal advice, the Company does not expect the resolution will significantly affect the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INCOME PER COMMON SHARE

	2012 $	2011 $	2010 $
The following table sets forth the computation of basic and diluted income per share (in millions, except per share data):
Ordinary shares undistributed income	612	1,289	45
E Ordinary shares undistributed income	2	5	-

Total undistributed income	614	1,294	45

Ordinary shares distributed income	214	131	67
E Ordinary shares distributed income	1	-	-

Total distributed income(1)	215	131	67

Numerator - Net income

Attributable to Ordinary shares	826	1,420	112
Attributable to E Ordinary shares	3	5	-

Total attributable to AngloGold Ashanti	829	1,425	112

In calculating diluted income per ordinary share, the following were taken into consideration:

Income attributable to equity shareholders	826	1,420	112
Interest expense on convertible bonds	74	72	-
Amortization of issue cost and discount on convertible bonds	32	31	-
Fair value adjustment on convertible bonds included in income	(255)	(197)	-

Income used in calculation of diluted earnings per ordinary share	677	1,326	112

Denominator for basic income per ordinary share
Ordinary shares	382,757,790	381,621,687	367,664,700
Fully vested options(2)	1,616,239	1,389,122	1,023,459

Weighted average number of ordinary shares	384,374,029	383,010,809	368,688,159

Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options	1,840,199	1,572,015	1,569,606
Dilutive potential of convertible bonds(3)	33,524,615	33,524,615	-
Dilutive potential of E Ordinary shares(4)	-	-	-

Denominator for diluted income per share – adjusted weighted average number of ordinary shares and assumed conversions	419,738,843	418,107,439	370,257,765

Weighted average number of E Ordinary shares used in calculation of basic and diluted income per E Ordinary share	2,392,316	2,950,804	3,182,662

Income per share attributable to AngloGold Ashanti common stockholders (cents)
Net income per share
Ordinary shares(5)	215	371	30
E Ordinary shares	108	185	15
Ordinary shares – diluted	161	317	30
E Ordinary shares – diluted(6)	84	160	15

(1)        Withholding tax on dividends and other distributions to shareholders of 15 percent became effective on April 1, 2012. The withholding tax, which was announced by the South African government on February 21, 2007, replaced the Secondary Tax on Companies.

(2)        Compensation awards are included in the calculation of basic income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

The calculation of diluted income per common share did not assume the effect of the following number of shares as their effects are anti-dilutive:

(3) Issuable upon the exercise of convertible bonds			33,524,615
(4) Issuable upon the conversion of E Ordinary shares	246,665	343,716

(5)        The mandatory convertible bonds issued during 2010 are not included in basic income per common share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument.

(6) The prior period comparatives have been adjusted to take into account the earnings effect of the convertible bonds.

The effect of rounding may result in computational differences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	RESTRICTED CASH

	2012 $	2011 $
Cash classified as restricted for use comprise of the following:
Cash restricted by prudential solvency requirements	11	9
Cash balances held by the Tropicana project	23	22
Other	1	4

	35	35

Long-term restricted cash balances are included in Other long-term assets (See Note 15).

10.	OTHER RECEIVABLES

	2012 $	2011 $

Other receivables include:

Prepayments and accrued income	86	80
Interest receivable	1	3
Related parties. See Note 6.	2	3
Exploration debtors	4	7
Royalties receivable	-	14
Short-term loans	45	12
Deferred loan fees	2	5
Other debtors	5	11

	145	135

11.	INVENTORIES

	2012 $	2011 $

Short-term:

Metals in process	267	189
Gold on hand (doré/bullion)	91	94
Ore stockpiles	512	454
Uranium oxide and sulfuric acid	11	24
Supplies	412	296

	1,293	1,057
Less: Materials on the leach pad(1)	(128)	(98)

	1,165	959

(1) Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

Long-term:

Metals in process	445	393
Ore stockpiles(2)	180	31

	625	424
Less: Materials on the leach pad(3)	(445)	(393)

	180	31

(2) Includes long-term ore stockpiles of First Uranium (Pty) Limited acquired on July 20, 2012.
(3) Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

The aggregate write-down of inventory to reduce the carrying value to net realizable value for the years ended December 31 were as follows:

	2012 $	2011 $	2010 $

Inventory write-downs (included in production costs)	5	4	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	2012	2011
	$	$

Mine development	7,185	6,652
Buildings and mine infrastructure	4,686	3,613
Mineral rights and dumps	916	1,023
Assets under construction	1,074	522
Land	51	41

	13,912	11,851
Accumulated depreciation, depletion and amortization	(6,677)	(5,728)

Net book value December 31,	7,235	6,123

Net book value of mining assets encumbered by capital leases (See Note 18).	59	67

13.	ACQUIRED PROPERTIES, NET

	2012	2011
	$	$

Acquired properties, at cost	1,976	2,010
Accumulated amortization	(1,228)	(1,231)

Net book value December 31,	748	779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	GOODWILL AND OTHER INTANGIBLES

Goodwill

The carrying amount of goodwill by reporting unit as of December 31, 2012 and 2011 and changes in the carrying amount of goodwill are summarized as follows:
	South Africa $	Americas $	Australasia $	Continental Africa $	Total $
Balance at January 1, 2011	-	18	151	11	180
Translation	-	-	2	-	2
Balance at December 31, 2011	-	18	153	11	182
First Uranium (Pty) Limited acquisition (1)	9	-	-	-	9
Translation	-	-	2	-	2
Balance at December 31, 2012	9	18	155	11	193

(1) See Note 3.
Net carrying amount of goodwill as at December 31, 2012 and 2011 is reconciled as follows:
- Gross carrying amount	9	18	155	310	492
- Accumulated impairment losses	-	-	-	(299)	(299)
Net carrying amount as at December 31, 2012	9	18	155	11	193
- Gross carrying amount	-	18	153	310	481
- Accumulated impairment losses	-	-	-	(299)	(299)
Net carrying amount as at December 31, 2011	-	18	153	11	182
Other intangibles, net
		Royalty rate concession agreement (2) $	Software and licenses (3) $	Service agreements $	Total $
Gross carrying value at January 1, 2011		30	-	-	30
Additions		-	16	-	16
Accumulated amortization		(15)	-	-	(15)
Balance at December 31, 2011		15	16	-	31

Gross carrying value at January 1, 2012		30	16	-	46
Additions		-	78	7	85
Accumulated amortization		(17)	-	-	(17)
Translation		-	(2)	-	(2)
Balance at December 31, 2012		13	92	7	112

(2) The government of Ghana agreed to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years from 2004.
(3) During 2011, the Company undertook the implementation of an Enterprise Resource Plan (“ERP”) system. Phase 1 of the ERP was brought into use in February 2013.

The royalty rate concession, software and licenses and service agreements are amortized on a straight line basis with nil residual value. The amortization expense included in the consolidated statements of income were as follows:

			2012	2011	2010
			$	$	$

Royalty rate concession amortization expense			2	2	2
Software and licenses amortization expense (4)			-	-	-
Service agreements amortization expense (5)			-	-	-

(4) No amortization expense was recorded for purchased software and licenses as these have not been brought into use.
(5) Less than $1 million in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	GOODWILL AND OTHER INTANGIBLES (continued)

Based on carrying value at December 31, 2012, the estimated aggregate amortization expense for each of the next five years is as follows:
	Royalty rate concession agreement $	Software and licenses $	Service agreements $
2013	2	28	1
2014	2	31	1
2015	2	31	1
2016	2	2	1
2017	2	-	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	OTHER LONG-TERM ASSETS

			2012 $	2011 $

	Investments in associates - unlisted		63	5
	Investments in associates - listed		18	15
	Investments in equity accounted joint ventures		972	671

	Carrying value of equity method investments		1,053	691

	Investment in marketable equity securities – available for sale		69	82
	Investment in marketable debt securities – held to maturity		7	8
	Investment in non-marketable equity securities – available for sale		2	9
	Investment in non-marketable assets – held to maturity		3	2
	Investment in non-marketable debt securities – held to maturity		86	85
	Restricted cash		29	23
	Other non-current assets		111	101

			1,360	1,001

	Investments in associates

			December 31, 2012 percentage held	December 31, 2011 percentage held

	Unlisted
	South Africa
	Rand Refinery Limited(1)		48.03	-
	Oro Group (Proprietary) Limited(2)		36.00	25.00
	Margaret Water Company		33.33	33.33

	Listed
	Other
	Trans-Siberian Gold plc(2)(3)		31.17	30.90
	Mariana Resources Limited(2)(4)(5)		19.86	19.86

		2012 $	2011 $	2010 $

(1)

Rand Refinery Limited is equity accounted as at December 31, 2012. See Note 3. Subsequent to year-end, the Company disposed of an additional 4.24 percent interest in Rand Refinery Limited. See Note 29.

(2)	Results are included to September 30, 2012, adjusted for material transactions.
(3)	Market value of the Company’s investment in Trans-Siberian Gold plc as at December 31	22	35	33
(4)	Market value of the Company’s investment in Mariana Resources Limited as at December 31	3	7	-
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

			December 31, 2012 percentage held	December 31, 2011 percentage held

	South Africa
	AuruMar (Proprietary) Limited		50.00	50.00
	Continental Africa
	Société d’Exploitation des Mines d’Or de Sadiola S.A.		41.00	41.00
	Société des Mines de Morila S.A.		40.00	40.00
	Société d’Exploitation des Mines d’Or de Yatela S.A.		40.00	40.00
	Kibali Goldmines s.p.r.l.		45.00	45.00
	Other
	AGA-Polymetal Strategic Alliance(1)		-	50.00
	Thani Ashanti Alliance Limited		50.00	50.00

(1)

The AGA-Polymetal Strategic Alliance consisting of the AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited (“Amikan”), AS APK Holdings Limited, Imizoloto Holdings Limited and Yeniseiskaya Holdings Limited were disposed of during February 2012. See Note 5.

	Impairments of associates and equity accounted joint ventures(2)
	The Company recognized the following impairments which are included in equity income in associates:

		Year ended December 31,
		2012	2011	2010

		$	$	$

	Associates
	Mariana Resources Limited(3)	-	1	-
	Margaret Water Company(4)	1	1	1
	Orpheo (Proprietary) Limited(5)(6)	-	2	-

	Equity accounted joint ventures
	Thani Ashanti Alliance Limited(7)	37	-	-
	Société d’Exploitation des Mines d’Or de Yatela S.A.(5)	7	6	-
	AGA-Polymetal Strategic Alliance(5)	-	-	23

		45	10	24

(2)	The impairments recognized had no tax effects.
(3)	The carrying amount of the listed associate was written down to fair value.
(4)	Contributions to the investment during 2012, 2011 and 2010 were impaired in full.
(5)	Investments fully impaired.
(6)	Sold effective July 1, 2011.
(7)	Loan impaired in full. See Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	OTHER LONG-TERM ASSETS (continued)

		2012 $	2011 $

Investment in marketable equity securities – available for sale
Available for sale investments in marketable equity securities consists of investments in ordinary shares and collective investment schemes.
Cost		50	51
Gross unrealized gains		21	34
Gross unrealized losses		(2)	(3)

Fair value (net carrying value)		69	82

Other-than-temporary impairments and disposals of marketable equity securities – available for sale

	Year ended December 31,

	2012	2011	2010
	$	$	$

Other-than-temporary impairments
First Uranium Corporation (South Africa)	5	19	-
Stratex International plc (Isle of Man)	2	-	-
Commander Resources Limited (Isle of Man)	1	-	-
Laurentian Goldfields Limited (Isle of Man)	1	-	-
Village Main Reef Limited (South Africa)	-	2	-
Corvus Gold Incorporated (United States of America)	-	-	2

	9	21	2

The impairments recognized resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement. See Note 5.

Disposals of marketable equity securities
The Company’s disposals of marketable equity securities resulted in the following reclassification of losses/(gains) of fair value adjustments to the income statement:

Equity investments held by the Environmental Rehabilitation Trust Fund (net of tax of $nil million)	-	1	-
B2Gold Corporation (net of tax of $nil million)	-	-	(47)
Red5 Limited (net of tax of $2 million)	-	-	(4)

	-	1	(51)

In addition, the Company holds various equities as strategic investments in gold exploration companies. Four of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12 months $	More than 12 months $	Total $

2012
Aggregate fair value of investments with unrealized losses	27	-	27
Aggregate unrealized losses	(2)	-	(2)

2011
Aggregate fair value of investments with unrealized losses	8	-	8
Aggregate unrealized losses	(3)	-	(3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	OTHER LONG-TERM ASSETS (continued)

		2012	2011
		$	$

	Investment in marketable debt securities - held to maturity	7	8

Investments in marketable debt securities represent held to maturity government bonds held by the Environmental Rehabilitation Trust Fund with a total fair value of $11 million (2011: $11 million) and gross unrealized gains of $4 million (2011: $3 million).

	Investment in non-marketable equity securities - available for sale	2	9
	The non-marketable equity investments mainly represent shares held in XDM Resources Limited.(1)

	Investment in non-marketable assets - held to maturity	3	2
	Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

	Investment in non-marketable debt securities - held to maturity	86	85
	Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

	As at December 31, 2012 the contractual maturities of debt securities were as follows:

	Marketable debt securities
	Less than one year	3
	After ten years	4

		7

	Non-marketable debt securities
	Less than one year	86

	Restricted cash	29	23
	Restricted cash mainly represent cash balances held by environmental rehabilitation trust funds and an environmental protection bond.

	Financing receivables
	Loans to equity accounted joint ventures and associates of $40 million (2011: $29 million) are disclosed in Note 6.
	Other non-current assets
	Unsecured
	Other loans and assets(2)	7	9
	Non-current debtors
	Prepayments and accrued income	31	22
	Recoverable tax, rebates, levies and duties	20	14
	Reclamation sites trust fund	20	29
	Unamortized issue costs of long-term debt, bonds and syndicated revolving credit facilities	33	26
	Other debtors	-	1

		111	101

(1)

During 2012, XDM Resources Limited was impaired by $7 million due to a significant decline in value. The fair value of this non-marketable equity investment was based on a share price of C$0.25 per share, being the issue price obtained in a private equity raising which was completed during December 2012. During 2011, the fair value could not be estimated as there were no identified events or changes in circumstances that would have had a significant adverse effect on fair value of the investment and therefore it was not practicable to estimate the fair value of the investment. See Note 5.

(2)	Other comprises the following:
	Loans and receivables measured at amortized cost	7	6
	Post-retirement assets measured according to the employee benefits accounting policy	-	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	OTHER LONG-TERM ASSETS (continued)

Equity accounted joint ventures

Summarized financial statements of the joint ventures which have been equity accounted are as follows (100 percent shown):

	2012	2011	2010
	$	$	$

Statements of income for the period
Sales and other income	886	966	823
Costs and expenses	(828)	(679)	(528)
Taxation	(78)	(120)	(126)

Net (loss)/income	(20)	167	169

Balance sheets as at December 31
Non-current assets	2,019	1,337
Current assets	1,577	675

	3,596	2,012
Long-term liabilities	(58)	(64)
Loans from shareholders	(63)	(53)
Current liabilities	(1,280)	(473)

Net assets	2,195	1,422

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	ASSETS AND LIABILITIES HELD FOR SALE

	2012	2011
	$	$

Effective December 2007, Rand Refinery Limited in South Africa transferred parts of its premises that were no longer utilized, to held for sale. On April 1, 2008, a sale agreement was concluded, subject to achievement of the suspensive condition regarding rezoning of the land and transfer of title deeds. On December 3, 2012, the Company disposed of a 5 percent stake in Rand Refinery Limited reducing its shareholding to 48.03 percent and at year-end this investment is accounted for using the equity method. See Note 3.	-	1

As at December 31, 2012 and 2011 the carrying amounts of major classes of assets and liabilities classified as held for sale included:

Property, plant and equipment	-	1

17.	OTHER LIABILITIES

	Current

	Deferred income	3	6
	Deferred taxation. See Note 7.	20	15
	Pension and other post-retirement medical benefits. See Note 25.	12	12
	Accrual for power	43	27
	Short-term portion of commodity contract(1)	34	-
	Other (including accrued liabilities)	90	60

		202	120

	Non-current

	Deferred income	1	3
	Provision for uncertain tax positions. See Note 7.	53	49
	Commodity contract(1)	316	-
	Other creditors	9	11

		379	63

(1)

Chemwes (Pty) Limited, subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25 percent of its production, capped at 312,500 ounces from January 1, 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay $400 per ounce which inflates at 1 percent compounded annually from 2013. The obligation is calculated as the present value of the portion which is deemed a loss making executory contract in light of the market conditions that existed at the acquisition date. As at December 31, 2012, the remaining production due to Franco Nevada is 292,672 ounces. Included in the long-term obligation are future royalty obligations to Buffelsfontein Gold Mines and Premier Royalty Company of $14 million and environmental legal claims of $3 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT

	2012 $	2011 $

Unsecured

Debt carried at fair value

Mandatory convertible bonds - issued September 2010(1)	588	760

Quarterly coupon of 6 percent per annum. The bonds are convertible into ADS’s in September 2013 and are US dollar-based. The bonds are convertible into a variable number of shares as set forth in the indenture.

Included in short-term debt at fair value	(588)	(2)

Long-term debt at fair value	-	758

Debt carried at amortized cost

Rated bonds - issued April 2010(2)	1,005	1,006

The rated bonds have two components, $700 million 10-year bonds and $300 million 30-year bonds. Semi-annual coupons of 5.375 percent per annum on $700 million 10-year bonds and 6.5 percent per annum on $300 million 30-year bonds. The $700 million 10-year bonds are repayable in April 2020 and the $300 million 30-year bonds are repayable in April 2040. The bonds are US dollar-based.

Rated bonds - issued July 2012(3)	761	-
Semi-annual coupon of 5.125 percent per annum. The bonds are repayable in August 2022 and are US dollar-based.

3.5 percent Convertible bonds(4)	689	659

Semi-annual coupon of 3.5 percent per annum. The bonds are convertible, at the holders’ option, into ADSs up to May 2014 and are US dollar-based. The bonds are convertible at an initial conversion price of $47.6126 per ADS.

Syndicated revolving credit facility (A$600 million)(5)	266	-
Interest charged at BBSY plus 2 percent per annum. The applicable margin is subject to a ratings grid. The loan is repayable in December 2015 and is Australian dollar-based.

Grupo Santander Brasil	1	2
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

Banco de Desenvolvimento de Minas Gerais	1	1
Interest charged at a rate of 4.5 percent per annum. Loans are repayable in monthly installments terminating in June 2020 and are Brazilian real-based.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT (continued)

	2012 $	2011 $

Secured
Capital leases
Turbine Square Two (Proprietary) Limited(6)	31	33

The leases are capitalized at an implied interest rate of 9.8 percent per annum. Lease payments are due in monthly installments terminating in March 2022 and are ZAR-based. The buildings financed are used as security for these loans. See Note 12.

Caterpillar Financial Services Corporation(6)	8	10

Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in January 2015 and are US dollar-based. The equipment financed is used as security for these loans. See Note 12.

Mazuma Capital Corporation(6)	-	2

Interest charged at an average rate of 5.6 percent per annum. Loans were repaid in monthly installments and terminated in November 2012 and were US dollar-based. The equipment financed was used as security for these loans. See Note 12.

CSI Latina Arrendamento Mercantil S.A.(6)	1	2

Interest charged at a rate of 10.4 percent per annum. Loans are repayable in monthly installments terminating in December 2015 and are Brazilian real-based. The equipment financed is used as security for these loans. See Note 12.

Navachab Lewcor Mining Contract(6)	22	29
Interest charged at a rate of 8.4 percent per annum. Loans are repayable in April 2015 and are Namibian dollar-based. The equipment financed is used as security for these loans. See Note 12.

California First National Bank(6)	11	-

Interest charged at an average rate of 2.4 percent per annum. Loans are repayable in monthly installments terminating in December 2019 and are US dollar-based. The equipment financed is used as security for these loans. See Note 12.

Total long-term debt at amortized cost	2,797	1,745
Current maturities included in short-term debt	(47)	(30)

Long-term debt at amortized cost	2,750	1,715

Certain long-term debt facilities are subject to debt covenant arrangements for which no breaches have occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT (continued)

	2012 $	2011 $

Short-term debt at amortized cost

Current maturities of long-term debt	47	30

Unsecured

Senior Floating Rate Notes (Domestic Medium-Term Note Program (“DMTNP”))	84	-

Senior Fixed Rate Notes (DMTNP)	36	-

FirstRand Bank Limited demand facility	59	-

Other loans	45	-

Short-term debt at amortized cost	271	30

Scheduled minimum total debt maturities are:
2013	859
2014	703
2015	273
2016	4
2017	5
Thereafter	1,765

	3,609

The currencies in which the borrowings are denominated are as follows:
United States dollars	3,107	2,437
Australian dollars	266	-
South African rands	210	33
Brazilian real	4	6
Namibian dollars	22	29

	3,609	2,505

Undrawn borrowing facilities as at December 31 are as follows:
Syndicated revolving credit facility ($1.0 billion) - US dollar	1,000	1,000
Syndicated revolving credit facility (A$600 million) - Australian dollar	359	617
FirstRand Bank Limited - US dollar	-	50
Absa Bank Limited - US dollar	-	42
Nedbank Limited - US dollar	-	2
FirstRand Bank Limited - rands	30	14
Standard Bank of South Africa Limited - rands	-	23
Nedbank Limited - rands	-	13
Absa Bank Limited - rands	-	4

	1,389	1,765

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT (continued)

(1)	Mandatory convertible bonds

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

The contractual principal amount of the mandatory convertible bonds is $789 million, provided the calculated share price of the Company is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the Company will recognize a gain on the principal amount and above $54.375 a loss. As at December 31, 2012, the actual share price was $31.37 (December 31, 2011: $42.45).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT (continued)

		2012 $	2011 $

(2)	Rated bonds - issued April 2010

	Senior unsecured fixed rate bonds	1,000	1,000
	Less: Unamortized discount	(6)	(6)
	Add: Accrued interest	11	12

		1,005	1,006

On April 22, 2010, the Company announced the pricing of an offering of 10-year and 30-year notes. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually.

(3)	Rated bonds - issued July 2012

	Senior unsecured fixed rate bonds	750	-
	Less: Unamortized discount	(5)	-
	Add: Accrued interest	16	-

		761	-

On July 25, 2012, the Company announced the pricing of an offering of $750 million notes. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, at an issue price of 99.398 percent. The notes are unsecured and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The transaction closed on July 30, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT (continued)

		2012 $	2011 $

(4)	3.5 percent Convertible bonds

	Senior unsecured fixed rate bonds	686	656
	Add: Accrued interest	3	3

		689	659

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

	The associated derivative liability (which has been accounted for separately) is summarized as follows:

	Convertible bond derivative liability

	Balance at beginning of period	92	176
	Fair value movements on conversion features of convertible bonds	(83)	(84)

	Balance at end of period	9	92

Subsequent to year-end, the Company entered into a syndicated bridge loan facility of $750 million, the proceeds of which may be applied towards the repayment of the $732.5 million 3.5 percent Convertible bonds, due May 2014. See Note 29.

(5)	Syndicated revolving credit facility (A$600 million)

	Drawn down	266	-

On December 22, 2011, AngloGold Ashanti Australia Limited, a wholly-owned subsidiary of AngloGold Ashanti Limited, entered into a four-year revolving credit facility of A$600 million with a syndication of banks. AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc has each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the facility. Amounts may be repaid and reborrowed under the facility during its four-year term. A commitment fee of 50 percent of the applicable margin (i.e. 1 percent) is payable quarterly in arrears on the undrawn portion of the facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	LONG-TERM DEBT (continued)

Syndicated revolving credit facility ($1.0 billion)

On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion four-year revolving credit facility with a syndicate of lenders. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four-year term. During 2012, the Company drew down $200 million under the facility. This facility has been repaid and cancelled.

On July 20, 2012, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion five-year unsecured revolving credit facility with a syndicate of lenders which replaced its existing $1.0 billion syndicated facility maturing in April 2014. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers under the facility. Amounts may be repaid and reborrowed under the facility during its five-year term. Amounts outstanding under the facility bear interest at LIBOR plus a margin that varies depending on the credit rating of AngloGold Ashanti Limited. No draw down was made during 2012 under the facility. A commitment fee of 0.525 percent is payable quarterly in arrears on the undrawn portion of the facility.

(6)	Capital leases

	Capital leases are for specific periods, with terms of renewal but no purchase options. Renewals are at the discretion of the entity that holds the lease.
	Property, plant and equipment, allocated to Buildings and mine infrastructure, includes the following assets under capital leases:

		2012		2011
		Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $

	Turbine Square Two (Proprietary) Limited	30	11	39	18
	Caterpillar Financial Services Corporation	16	9	16	5
	Mazuma Capital Corporation	7	7	7	3
	CSI Latina Arrendamento Mercantil S.A.	4	3	4	2
	Navachab Lewcor Mining Contract	30	10	31	2
	California First National Bank	12	-	-	-

		99	40	97	30

	Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense.

	Future minimum lease payments under all the above capital leases together with the present value of minimum lease payments as of December 31, 2012 are:

2012 $

2013	20
2014	20
2015	11
2016	7
2017	7
Thereafter	31

Total minimum lease payments	96
Less interest	(23)

Present value of net minimum lease payments	73
Less current portion	(15)

Long-term capital lease obligation	58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	PROVISION FOR ENVIRONMENTAL REHABILITATION

	2012 $	2011 $

Accrued environmental rehabilitation costs	758	653

Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.

While the ultimate amount of rehabilitation is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, on an undiscounted basis, will be $2,984 million (2011: $2,542 million) which includes a total estimated liability of $61 million (2011: $57 million) in respect of equity accounted joint ventures. Environmental and reclamation bonds of $184 million (2011: $131 million) have been posted with federal and governmental agencies to cover environmental rehabilitation obligations. See Note 20.

The Company intends to finance the ultimate rehabilitation costs from the monies invested with rehabilitation trust funds, the environmental protection bond as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES

	2012 $	2011 $

Capital expenditure commitments(1)
Contracts for capital expenditure	1,075	202
Authorized by the directors but not yet contracted for	2,242	1,128

	3,317	1,330

Allocated for:
Project expenditure
- within one year	1,092	832
- thereafter	1,708	46

	2,800	878

Other capital expenditure
- within one year	517	421
- thereafter	-	31

	517	452

(1) Including commitments through contractual arrangements by equity accounted joint ventures amounting to:	749	14

Other contractual purchase obligations(2)
- within one year	643	334
- thereafter	102	129

	745	463

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

Contingencies and guarantees are summarized as follows for disclosure purposes. Amounts represent possible losses for loss contingencies, where an estimate can be made, and quantification of guarantees:

	2012 $	2011 $

Contingent liabilities

Groundwater pollution (1)	-	-
Deep groundwater pollution (2)	-	-
Sales tax on gold deliveries - Mineração Serra Grande S.A. (3)	156	88
Other tax disputes - Mineração Serra Grande S.A. (4)	19	9
Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda (5)	38	29
Indirect taxes - Ghana (6)	23	12
Occupational Diseases in Mines and Works Act (“ODMWA”) litigation (7)	-	-
Tax dispute - AngloGold Ashanti Colombia S.A (8)	161	-

Contingent assets

Indemnity - Kinross Gold Corporation (9)	(90)	-
Royalty - Boddington Gold Mine (10)	-	-
Royalty - Tau Lekoa Gold Mine (11)	-	-

Financial guarantees

Oro Group surety (12)	12	12
AngloGold Ashanti USA reclamation bonds (13)	132	101
AngloGold Ashanti Australia environmental bonds (14)	52	30
AngloGold Ashanti environmental guarantees (15)	162	166
AngloGold Ashanti Iduapriem environmental guarantees (16)	32	-
AngloGold Ashanti Kilo Sarl environmental guarantees (17)	10	-
Guarantee provided for syndicated revolving credit facility (18)	-	-
Guarantee provided for rated bonds - issued April 2010 (19)	1,011	1,012
Guarantee provided for rated bonds - issued July 2012 (20)	766	-
Guarantee provided for convertible bonds (21)	736	736
Guarantee provided for mandatory convertible bonds (22)	791	791
Guarantee provided for A$ syndicated revolving credit facility (23)	266	-

Performance guarantees

Gold delivery - Mine Waste Solutions (24)	-	-

Hedging guarantees
Gold delivery guarantees (25)	-	-

	4,277	2,986

(1)	Ground water pollution

The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the extent of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (“MNA”) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES (continued)

		2012 $	2011 $

(2)	Deep ground water pollution

The Company has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the estimation of a liability, no reasonable estimate can be made for the obligation.

(3)	Sales tax on gold deliveries - Mineração Serra Grande S.A.

In 2006, Mineração Serra Grande S.A. (“MSG”) received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12 percent on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (“COMEX”) for review and verification. Both cases have been remitted to the COMEX and are under review. The Company believes both assessments are in violation of federal legislation on sales taxes. A final hearing before the COMEX has been scheduled for May 28, 2013.

	The first and second assessments are as follows:
	First assessment	96	54	(a)
	Second assessment	60	34	(a)

		156	88

	(a) Represents the attributable share in 2011 only.

(4)	Other tax disputes - Mineração Serra Grande S.A.

	MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The assessment is approximately:	19	9 (a)

	(a) Represents the attributable share in 2011 only.

(5)	Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda

	In November 2007, the Departamento Nacional de Produçâo Mineral (“DNPM”), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (“AABM”) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (“CFEM”) in the period from 1991 to 2006. The amount involved is approximately:	21	21

	Subsidiaries of the Company in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately:	17	8

		38	29
	Management is of the opinion that these taxes are not payable.

(6)	Indirect taxes - Ghana

AngloGold Ashanti (Ghana) Limited received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes. Management is of the opinion that the indirect taxes were not properly assessed and the Company has lodged an objection.

	The assessment is approximately:	23	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES (continued)

		2012 $	2011 $

(7)	ODMWA litigation

On March 3, 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the ODMWA. This judgment allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (“OLD”), including several potential class actions and individual claims.

For example, on or about August 21, 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On September 4, 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about January 8, 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from January 1, 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after January 1, 1965. AngloGold Ashanti has filed a notice of intention to oppose the application.

In October 2012, a further 31 individual summonses and particulars of claim have been received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately $9 million. On October 22, 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favorably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The Company is unable to reasonably estimate its share of the amounts claimed.

(8)	Tax dispute - AngloGold Ashanti Colombia S.A.

AngloGold Ashanti Colombia S.A. (“AGAC”) received notice from the Colombian Tax Office (“DIAN”) that it disagreed with the Company’s tax treatment of certain items in the 2010 and 2011 income tax returns. The Company believes that it has applied the tax legislation correctly. The Company is considering defending AGAC’s position.

	Details of the disputes are as follows:

	Estimated additional tax payable if tax returns are amended	26	-

	Expected penalties and interest on the above (based on Colombian tax law)	135	-

		161	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES (continued)

		2012 $	2011 $

(9)	Indemnity - Kinross Gold Corporation	(90)	-

As part of the acquisition by AngloGold Ashanti Limited of the remaining 50 percent interest in MSG during June 2012, Kinross Gold Corporation has provided an indemnity to a maximum amount of BRL255 million ($125 million at December 31, 2012 exchange rates) against the specific exposures discussed in items 3 and 4 above.

(10)	Royalty - Boddington Gold Mine

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

	Details of the royalty are as follows:

	Total royalties recorded to date	60	42

(11)	Royalty - Tau Lekoa Gold Mine

As a result of the sale of the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000 per kilogram (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000 per kilogram (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable. The royalty will be determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 304,643 ounces produced have been received to date.

	Royalties received during the year ended December 31	5	5

(12)	Oro Group surety	12	12

The Company has provided surety in favor of a lender on a gold loan facility with its associate Oro Group (Proprietary) Limited and one of its subsidiaries. The Company has a total maximum liability, in terms of the suretyships, of R100 million. The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

(13)	AngloGold Ashanti USA reclamation bonds	132	101

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES (continued)

		2012 $	2011 $

(14)	AngloGold Ashanti Australia environmental bonds	52	30

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

(15)	AngloGold Ashanti environmental guarantees	162	166

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

(16)	AngloGold Ashanti Iduapriem environmental guarantees	32	-

Pursuant to Ghanaian mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, AngloGold Ashanti Iduapriem Limited has secured bank guarantees to cover potential rehabilitation obligations for the Iduapriem mine. The obligations will expire upon compliance with all provisions of the environment management program in terms of Ghanaian mining laws. AngloGold Ashanti Iduapriem is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti Iduapriem under its guarantee.

(17)	Ashanti Goldfields Kilo Sarl environmental guarantees	10	-

Pursuant to the Democratic Republic of Congo (“DRC”) mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, Ashanti Goldfields Kilo Sarl has secured bank guarantees to cover potential rehabilitation obligations for the Mongbwalu project. The obligations will expire upon compliance with all provisions of the environment management program in terms of the DRC mining laws. Ashanti Goldfields Kilo Sarl is not indemnified by third parties for any of the amounts that may be paid by Ashanti Goldfields Kilo Sarl under its guarantee.

(18)	Guarantee provided for syndicated revolving credit facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as guarantors, each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion four-year revolving credit facility. This facility was repaid and cancelled during 2012.

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., as guarantors, each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion five-year revolving credit facility entered into during July 2012.

	The total amount outstanding under these facilities as at December 31 were:	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES (continued)

		2012 $	2011 $

(19)	Guarantee provided for rated bonds - issued April 2010	1,011	1,012

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700 million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5 percent rated bonds due 2040.

(20)	Guarantee provided for rated bonds - issued July 2012	766	-

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $750 million 5.125 percent rated bonds due 2022.

(21)	Guarantee provided for convertible bonds	736	736

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

(22)	Guarantee provided for mandatory convertible bonds	791	791

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $789 million 6 percent mandatory convertible bonds due 2013.

(23)	Guarantee provided for A$ syndicated revolving credit facility

AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc, as guarantors, has each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the A$600 million four-year revolving credit facility entered into during December 2011.

	The total amount outstanding under this facility as at December 31 amounted to:	266	-

(24)	Gold delivery - Mine Waste Solutions	-	-

As part of the acquisition by AngloGold Ashanti of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, AngloGold Ashanti agreed to guarantee the observance and performance of existing delivery obligations of a wholly-owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25 percent of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500 ounces over the life of the contract. As at December 31, 2012, 292,672 ounces remain to be delivered against the guarantee over the life of the contract.

(25)	Gold delivery guarantees	-	-

The Company has issued gold delivery guarantees to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. At December 31, 2012 and 2011 the Company had no open gold hedge contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS AND CONTINGENCIES (continued)

	2012 $	2011 $

Vulnerability from concentrations

The majority of AngloGold Ashanti’s 65,822 employees (2011: 61,242, 2010: 62,046) are subject to collective bargaining agreements. In South Africa agreements are established in negotiations between the Chamber of Mines, the body that represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in August 2011, when the parties reached an agreement covering the period from July 1, 2011 to June 30, 2013.

There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82 percent.

The recoverable value added tax, fuel duties and appeal deposits are summarized as follows:

Recoverable value added tax	16
Recoverable fuel duties (1)	35
Appeal deposits	4
(1) Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	STOCKHOLDERS’ EQUITY

The authorized common stock of the Company is 600,000,000 shares of common stock of 25 ZAR cents each.

No of shares

At the annual general meeting of shareholders held on May 10, 2012, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purpose and on such terms as they may in their discretion determine, up to a maximum of 5 percent of the total number of common stock of 25 ZAR cents each in the issued share capital of the Company from time to time. Shareholders will be asked to renew this authority at the forthcoming annual general meeting to be held on May 13, 2013. At December 31, 2012, the number of shares of common stock placed under the control of the directors, amounted to:

19,166,048

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

The issues of common stock and the cancellations of E shares of common stock resulted in the following year-on-year movements in share capital and premium:

			2012		2011		2010
		$	Number of shares	$	Number of shares	$	Number of shares

	Stock issued as part of equity offering completed on September 15, 2010	-	-	-	-	773	18,140,000
	Stock issued on the exercise of options/awards granted in terms of the share incentive scheme	33	945,641	33	889,593	26	823,411
	E shares cancelled and stock issued in accordance with the cancellation formula pertaining to the Employee Share Ownership Plan and Izingwe Holdings (1)	7	132,978	20	99,747	12	-
	E Shares of common stock cancelled - Izingwe Holdings	-	(350,000)	-	(70,000)	-	(280,000)
	Stock transferred from the Employee Share Ownership Plan to exiting employees pursuant to the rules of the scheme	7	172,149	7	156,958	10	230,921

		47	900,768	60	1,076,298	821	18,914,332

(1)	E Shares of common stock cancelled - Employee Share Ownership Plan		615,210		922,328		708,872

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	FAIR VALUE MEASUREMENTS

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

The following table sets out the Company’s financial assets and (liabilities) measured on a recurring basis at fair value, by level within the hierarchy as at December 31, 2012 (in US Dollars, millions):

Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	892			892
Marketable and non-marketable equity securities	69	2		71
Mandatory convertible bonds	(588)			(588)
Embedded derivatives		(1)		(1)
Option component of convertible bonds		(9)		(9)

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company’s marketable equity securities (see Note 15) are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and collective investment schemes and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company’s non-marketable equity securities (see Note 15) are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and were valued using the issue price obtained in a private equity raising which was completed during December 2012.

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

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the balance sheet. Such instruments are classified within Level 2 of the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	FAIR VALUE MEASUREMENTS (continued)

The following inputs were used in the valuation of the conversion features of convertible bonds as at December 31:

2012

Market quoted bond price (percent)	103.9
Fair value of bond excluding conversion feature (percent)	102.6
Fair value of conversion feature (percent)	1.3
Total issued bond value ($ million)	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).

An independent service provider pricing formation was used in the valuation of the option component of convertible bonds. The Company has internal controls in place to evaluate the observable market information used in calculating the bond floor price by the pricing service. In recalculating the bond floor price the Company evaluated that the pricing information obtained was accurate and complete. No adjustments were made to prices obtained from the independent pricing service.

Items measured at fair value on a non-recurring basis

2012 $

During 2012, long-lived assets held and used in South Africa, with a carrying amount of $74 million were written down to fair value of $32 million, resulting in a loss, which is included in earnings for the period, of:	42

The following estimates and assumptions were used by management to estimate fair value using the income approach:

•       the gold price assumption represented management’s best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information including current prices, historical averages, and forward pricing curves. The long-term gold price of $1,584 per ounce is based on a range of economic and market conditions expected to exist over the remaining useful life of the asset;

•       proven and probable ore reserves as well as value beyond proven and probable reserves estimates. For these purposes proven and probable ore reserves of approximately 0.4 million ounces as at December 31, 2012 were determined;

•       the real pre-tax discount rate of 13 percent is commensurate with the risks involved which is consistent with the basis used in 2011. The risk factors considered were country risk which was based on the Company’s internal assessment of country risk relative to the issues experienced in South Africa;

• foreign currency cash flows were translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency; and
• cash flows used in fair value valuations were based on the life of mine plan.

During 2012, the Company fully impaired and wrote-off certain assets mainly in South Africa and Continental Africa. This resulted in a loss, which is included in earnings for the period, of:	325

See “Note 5 - Costs and expenses: Impairment of assets” for additional information.

In 2012, the Company fully impaired its equity method investments in Margaret Water Company and Société d’Exploitation des Mines d’Or de Yatela S.A. In addition, the Company fully impaired the loan granted to Thani Ashanti Alliance Limited. See Note 15. This resulted in a loss, which is included in equity income in associates, of:	45

The above items are summarized as follows:

Description	Fair value $	Level 1 $	Level 2 $	Level 3 $	Total gain/(loss) $

Long-lived assets held and used	32		32		(42)
Long-lived assets abandoned	-				(325)
Associates and equity accounted joint ventures	-				(45)

	32	-	32	-	(412)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES

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

A number of products, including derivatives are used to satisfy these objectives. Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. Cash flow hedge losses pertaining to capital expenditure of $3 million as at December 31, 2012 (2011: $3 million; 2010: $3 million) are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense equally until 2019.

A gain on non-hedge derivatives of $93 million was recorded in 2012 (2011: gain of $83 million; 2010: loss of $703 million). See “Note 5 – Cost and expenses: Non-hedge derivative (gain)/loss and movement on bonds” for additional information.

Gold price risk management activities

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The Company eliminated its hedge book during 2010 and has since had full exposure to the spot price of gold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Elimination of hedge book

The Company communicated a strategy in prior years to reduce its outstanding gold derivatives position in order to be more exposed to spot gold prices. During 2010, the Company completed the final phase of this strategy and eliminated its gold hedge book.

The results of operations and cash flows for 2010 were adversely impacted given the early cash settlement of non-hedge derivatives and previously designated NPSE contracts with low contracted sales prices, respectively, committed ounces have been fully eliminated as at December 31, 2012 and 2011.

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

As at December 31, 2012 and 2011, the Company had no open forward exchange or currency option contracts in its currency hedge position.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Cash and loans advanced maturity profile

		2012				2011
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year		$1	2.50	611	0.30	10	0.48	467	0.20
	ZAR	780	3.55	215	2.10	3,030	5.50	164	3.55
	AUD	-	-	29	3.00	81	4.65	23	4.45
	BRL	-	-	34	7.51	-	-	27	6.61
	ARS	-	-	73	15.00	-	-	1	10.23
	NAD	-	-	2	4.30	-	-	119	4.08

Borrowings maturity profile

			Between		Between
	Within one year		one and two years		two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)

	$669	5.7	691	3.5	6	2.9	1,741	5.5	3,107
ZAR	1,521	5.7	8	9.8	59	9.8	186	9.8	1,774
BRL	4	9.3	2	5.8	-	-	2	4.5	8
NAD	68	8.4	84	8.4	34	8.4	-	-	186
AUD	-	-	-	-	256	5.1	-	-	256

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)

	$669	5.7	693	3.5	1,745	5.4	3,107
ZAR	1,521	5.7	25	9.8	228	9.8	1,774
BRL	4	9.3	2	5.8	2	4.5	8
NAD	68	8.4	118	8.4	-	-	186
AUD	-	-	256	5.1	-	-	256

Non-performance risk

Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the year. The Company spreads its business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put in place.

The combined maximum credit risk exposure at balance sheet date amounts to $183 million (2011: $198 million). Credit risk exposure netted by open derivative positions with counterparts was $nil million (2011: $nil million). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at December 31, 2012 and 2011, are as follows (assets (liabilities)):

	December 31, 2012		December 31, 2011
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
Cash and cash equivalents	892	892	1,112	1,112
Restricted cash	64	64	58	58
Short-term debt	(271)	(271)	(30)	(30)
Short-term debt at fair value	(588)	(588)	(2)	(2)
Long-term debt	(2,750)	(2,871)	(1,715)	(1,857)
Long-term debt at fair value	-	-	(758)	(758)
Derivatives	(10)	(10)	(93)	(93)
Marketable equity securities - available for sale	69	69	82	82
Marketable debt securities - held to maturity	7	11	8	11
Non-marketable equity securities - available for sale	2	2	-	-
Non-marketable assets - held to maturity	3	3	2	2
Non-marketable debt securities - held to maturity	86	86	85	85

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

Investments

Marketable equity securities classified as available-for-sale are carried at fair value. Marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable assets classified as held to maturity are measured at amortized cost. The fair value of marketable debt securities and non-marketable assets has been calculated using market interest rates. Investments in non-marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable equity securities classified as available for sale are carried at cost or fair value, where fair value can be reliably measured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The following is the fair value of the derivative (liabilities)/assets split by accounting designation:

	December 31, 2012
	Liabilities
	Balance Sheet location	Non-hedge accounted	Total
		$	$

Option component of convertible bonds	Non-current liabilities - derivatives	(9)	(9)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(10)	(10)

	December 31, 2011
	Liabilities
	Balance Sheet location	Non-hedge accounted	Total
		$	$

Option component of convertible bonds	Non-current liabilities - derivatives	(92)	(92)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(93)	(93)

Non-hedge derivative (gain)/loss recognized

	Year ended December 31,
	2012	2011	2010

	$	$	$

Realized (1)
Forward sales type agreements - commodity	-	-	377
Option contracts - commodity	-	-	2,573
Forward sales agreements - currency	-	-	13
Option contracts - currency	-	-	(3)
Interest rate swaps - Gold	-	-	15

	-	-	2,975	(2)
Unrealized (1)
Forward sales type agreements - commodity	-	-	(265)
Option contracts - commodity	-	-	(1,999)
Interest rate swaps - Gold	-	-	(13)
Option component of convertible bonds	(83)	(84)	1
Other commodity contracts	(10)	-	-
Embedded derivatives	-	1	(1)
Warrants on shares	-	-	5

	(93)	(83)	(2,272)

Non-hedge derivatives (gain)/loss	(93)	(83)	703

(1)	Realized and unrealized gains and losses on non-hedge derivatives are included in “Non-hedge derivative (gain)/loss and movement on bonds” in the income statement.
(2)	Included $2,698 million loss related to the final tranche of the accelerated hedge buy-back executed during 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Other comprehensive income

	Accumulated other comprehensive income as of January 1, 2012	Changes in fair value recognized in 2012	Reclassification adjustments	Accumulated other comprehensive income as of December 31, 2012
	$	$	$	$

Derivatives designated as
Capital expenditure	(3)	-	-	(3)

Before tax totals	(3)	-	-	(3)

After tax totals	(2)	-	-	(2)

	Accumulated other comprehensive income as of January 1, 2011	Changes in fair value recognized in 2011	Reclassification adjustments	Accumulated other comprehensive income as of December 31, 2011
	$	$	$	$

Derivatives designated as
Capital expenditure	(3)	-	-	(3)

Before tax totals	(3)	-	-	(3)

After tax totals	(2)	-	-	(2)

Maturity profile of derivatives, at carrying value

	Total $	2012 Assets $	Liabilities $

Amounts to mature within twelve months of balance sheet date	-	-	-
Amounts maturing between one and two years	(9)	-	(9)
Amounts maturing between two and five years	-	-	-
Amounts to mature thereafter	(1)	-	(1)

Total	(10)	-	(10)

	Total $	2011 Assets $	Liabilities $

Amounts to mature within twelve months of balance sheet date	-	-	-
Amounts maturing between one and two years	-	-	-
Amounts maturing between two and five years	(92)	-	(92)
Amounts to mature thereafter	(1)	-	(1)

Total	(93)	-	(93)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Sensitivity analysis

Derivatives

The Company monitors the sensitivity of the convertible bonds to changes in its share price.

The following table discloses the approximate sensitivity, in US dollars, of the convertible bonds to the Company’s share price at December 31, 2012 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2012

	Change in underlying factor	Non-hedge accounted	Total change in fair value
		$	$

Convertible bonds
AngloGold Ashanti Limited share price ($)	Spot (+$5)	(14)	(14)
AngloGold Ashanti Limited share price ($)	Spot (-$5)	7	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Mandatory convertible bonds

The mandatory convertible bond valuation is primarily linked to the AngloGold Ashanti Limited share price traded on the New York Stock Exchange (NYSE) and fluctuates with reference to the NYSE share price and market interest rates. An increase or decrease of $5 in the AngloGold Ashanti Limited share price will generally impact the value of the mandatory convertible bond liability in a stable interest environment by approximately +$72 million and -$83 million, respectively.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of debt at December 31, 2012 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2012
	Change in exchange rate	Change in borrowings total $
Debt
ZAR denominated (R/$)	Spot (+R1)	(22)
BRL denominated (BRL/$)	Spot (+BRL0.25)	-
NAD denominated (NAD/$)	Spot (+NAD1)	(2)
AUD denominated (AUD/$)	Spot (+AUD0.05)	(13)

	2012
	Change in exchange rate	Change in borrowings total $
Debt
ZAR denominated (R/$)	Spot (-R1)	28
BRL denominated (BRL/$)	Spot (-BRL0.25)	1
NAD denominated (NAD/$)	Spot (-NAD1)	3
AUD denominated (AUD/$)	Spot (-AUD0.05)	14

24.	ADDITIONAL CASH FLOW INFORMATION

		2012 $	2011 $	2010 $

	Reported in the consolidated statements of cash flows:
	Interest paid	145	144	115
	Taxation paid	507	477	188
	Non-cash investing and financing items not reported in the consolidated statements of cash flows:
	Non cash movements included in Property, plant & equipment	68	389	302
	Exercise of share options	45	51	43
	Non-cash operating items not reported in the consolidated statements of cash flows:
	Foreign exchange gain(1)	2	11	2
(1)	Foreign exchange gain included in Interest, dividends and other amounts to:	8	2	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS

The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants.

Defined benefit plans

The retirement schemes as at December 31, 2012, 2011 and 2010, consist of the following which reflects the following provision values:

	2012 $	2011 $	2010 $

AngloGold Ashanti Pension Fund liability	24	23	-
Post-retirement medical scheme for AngloGold Ashanti South Africa employees	183	159	179
Other defined benefit plans	14	12	12

Sub total	221	194	191
Transferred to other non-current assets. See Note 15.
Post-retirement medical scheme for Rand Refinery employees	-	2	3
Ashanti retired staff pension plan	-	1	-
Short-term portion transferred to other current liabilities. See Note 17.	(12)	(12)	(14)

Total provision classified as a non-current liability	209	185	180

South Africa defined benefit pension fund

The plan is evaluated by independent actuaries on an annual basis as at December 31. The valuation as at December 31, 2012 was completed at the beginning of 2013. The most recent statutory valuation effective December 31, 2011 was completed in May 2012. The next statutory valuation will have an effective date no later than December 31, 2014.

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

Information with respect to the defined benefit fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:

		Pension benefits
		2012	2011	2010
		$	$	$

	Change in benefit obligation
	Benefit obligation at January 1,	307	334	269
	Service cost	7	7	7
	Interest cost	26	25	25
	Plan participants’ contributions	1	2	2
	Actuarial loss	22	22	21
	Benefits paid	(18)	(19)	(28)
	Translation	(17)	(64)	38

	Benefit obligation at December 31,	328	307	334

	Change in plan assets
	Fair value of plan assets at January 1,	284	334	274
	Actual return on plan assets	45	24	40
	Company contributions	7	7	8
	Plan participants’ contributions	1	2	2
	Benefits paid	(18)	(19)	(28)
	Translation	(15)	(64)	38

	Fair value of plan assets at December 31,	304	284	334

	Unfunded status at end of year	(24)	(23)	-

	Net amount recognized	(24)	(23)	-

	Components of net periodic benefit cost
	Service cost	7	7	7
	Interest cost	26	25	25
	Actuarial loss	8	28	10
	Expected return on assets	(31)	(30)	(29)

	Net periodic benefit cost	10	30	13

	Accumulated benefit obligation at December 31,	274	269	290

	Assumptions
	Weighted-average assumptions used to determine benefit obligations at December 31,
	Discount rate	8.25%	8.75%	8.50%
	Rate of compensation increase	8.00%	8.00%	7.25%

	Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,
	Discount rate	8.25%	8.75%	8.50%
	Expected long-term return on plan assets	10.53%	11.20%	9.99%
	Rate of compensation increase(1)	8.00%	8.00%	7.25%
	Pension increase	5.40%	5.40%	4.73%

(1)	Short-term compensation rate increase	5.50%	7.50%	7.50%
	Long-term compensation rate increase	8.00%	8.00%	7.25%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.

	Pension benefits

	2012%	2011%

Plan assets
AngloGold Ashanti’s pension plan asset allocations at December 31, 2012 and 2011, by asset category are as follows:

Asset category
Equity securities	56%	56%
Debt securities	38%	37%
Other	6%	7%

	100%	100%

Fair value of plan assets

The following table sets out the Company’s plan assets measured at fair value, by level within the hierarchy as at December 31, 2012 (in US Dollars, millions):

Description	Level 1	Level 2	Level 3	Total

Domestic equity security	115			115
Foreign equity securities	57			57
Domestic fixed interest bonds	90			90
Foreign fixed interest bonds	15			15
Real estate investment trust	3			3
Cash	13			13
Unlisted specialized credit		11		11

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

	2012			2011
	No. of shares	Percentage of total assets	Fair value $	No. of shares	Percentage of total assets	Fair value $

Related parties
Investments held in related parties are summarized as follows:

Equity securities
AngloGold Ashanti Limited	184,432	1.9%	6	100,079	1.5%	4

Other investments exceeding 5% of total plan assets
Bonds
IFM Corporate Bond Unit Trust	271,680,384	11.4%	35	287,226,346	12.7%	36
Allan Gray Orbis Global Equity Fund	224,509	9.5%	29	242,110	9.5%	27
Contrarius Global Equity Fund	1,151,413	9.2%	28	1,251,535	9.1%	26

			92			89

Cash flows

$

Contributions
Expected Company contribution to its pension plan in 2013	5

Estimated future benefit payments

The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2013	19
2014	20
2015	20
2016	21
2017	21
2018 – 2022	117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

South Africa post-retirement medical benefits

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last actuarial valuation was performed at December 31, 2012.

Information with respect to the defined benefit liability, which includes post-retirement medical benefits for AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:

		Other benefits

		2012 $	2011 $	2010 $

	Change in benefit obligation
	Benefit obligation at January 1,	159	179	149
	Service cost	1	1	1
	Recognition of past service cost	22	-	-
	Interest cost	13	13	13
	Benefits paid	(15)	(13)	(14)
	Actuarial loss	11	11	10
	Translation	(8)	(32)	20

	Benefit obligation at December 31,	183	159	179

	Unfunded status at end of year	(183)	(159)	(179)

	Net amount recognized	(183)	(159)	(179)

	Components of net periodic benefit cost
	Service cost	1	1	1
	Recognition of past service cost (1)	22	-	-
	Interest cost	13	13	13
	Actuarial loss	11	11	10

		47	25	24

(1)	Revision of the Company contributions towards health care benefits to align with medical inflation.

	The assumptions used in calculating the above amounts are:
	Discount rate	7.75%	8.75%	8.50%
	Expected increase in health care costs	7.00%	7.50%	7.60%

	Assumed health care cost trend rates at December 31,
	Health care cost trend assumed for next year	7.00%	7.50%	7.60%
	Rate to which the cost trend is assumed to decline (ultimate trend rate)	7.00%	7.50%	7.60%

	Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:

	1-percentage point increase	1-percentage point decrease

Effect on total service and interest cost	1	(1)
Effect on post-retirement benefit obligation	5	(16)

Cash flows

$

Contributions
Expected Company contributions to the post-retirement medical plan in 2013	12

Estimated future benefit payments

The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2013	12
2014	13
2015	14
2016	15
2017	15
2018 – 2022	81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Other defined benefit plans

Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Refinery employees (partly disposed of in December 2012), the Retiree Medical Plan for the United States of America employees, the Supplemental Employee Retirement Plan for North America (USA) Inc. employees and the Nuclear Fuels South Africa (“NUFCOR”) – Retiree Medical Plan for Nufcor South African employees.

Information in respect of other defined benefit plans for the years ended December 31, 2012, 2011 and 2010 have been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost as follows:

Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:

	2012 $	2011 $	2010 $

Change in benefit obligations
Balance at January 1,	21	22	18
Interest cost	1	1	1
Actuarial loss	1	-	5
Disposal of subsidiary	(2)	-	-
Benefits paid	(2)	(2)	(2)
Translation	(1)	-	-

Balance at December 31,	18	21	22

Change in plan assets
Fair value of plan assets at January 1,	9	10	8
Actual return on plan assets	-	1	2
Disposal of subsidiary	(4)	-	-
Benefits paid	-	-	(1)
Translation	(1)	(2)	1

Fair value of plan assets at December 31,	4	9	10

Unfunded status at end of year	(14)	(12)	(12)

Net amount recognized	(14)	(12)	(12)

Components of net periodic benefit cost
Interest cost	1	1	1
Actuarial loss/(gain)	1	(1)	(1)

	2	-	-

Accumulated benefit obligation at December 31,	14	12	12

Cash flows

The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members. The Company does not make a contribution to these plans.

Estimated future benefit payments

The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

$

2013	2
2014	1
2015	1
2016	1
2017	1
2018 – 2022	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Defined contribution funds

The following table sets forth the cost of providing retirement benefits.

	2012 $	2011 $	2010 $

South Africa (1)	46	48	48
Continental Africa (2)
Ghana	10	3	3
Guinea	2	2	2
Namibia	2	2	1
Tanzania	-	-	-
Australasia (3)	6	5	4
Americas (4)
United States of America	2	2	2
Brazil	1	2	4
Argentina	-	-	-
Colombia	-	-	-

	69	64	64

Contributions to the various retirement schemes are fully expensed during the year.

(1)	South Africa

AngloGold Ashanti Limited’s operations in South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, TauTona, First Uranium SA, Corporate and Other) contribute to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group’s assets.

(2)	Continental Africa

AngloGold Ashanti Limited’s mines in Ghana (Iduapriem and Obuasi) contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana government treasury instruments, fixed term deposits and other investments.

AngloGold Ashanti Limited’s mine in Guinea (Siguiri) contributes to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Guinea government treasury instruments, fixed term deposits and other investments.

At AngloGold Ashanti Limited’s mine in Namibia (Navachab) the employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Life Assurance Company (Namibia) Limited. Both the Company and the employees contribute to this fund.

AngloGold Ashanti Limited’s mine in Tanzania (Geita) does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (“NSSF”) or the Parastatal Provident Fund (“PPF”), depending on the employee’s choice, and the Company also makes a contribution on the employee’s behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From July 2005, the Company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The Company makes no contribution towards any retirement schemes for contracted expatriate employees. The Company contributes to the NSSF on behalf of expatriate employees. On termination of employment the Company may apply for a refund of contributions from the NSSF. The NSSF also administers this fund.

(3)	Australasia

AngloGold Ashanti Limited’s mines in Australia (Sunrise Dam and Tropicana) contribute to various approved superannuation funds for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. The contributions by the operations are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Defined contribution funds (continued)

(4)	Americas

AngloGold Ashanti Limited’s mine in North America (Cripple Creek & Victor) sponsors a 401(k) savings plan whereby employees may contribute up to 60 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti Limited USA.

AngloGold Ashanti Limited’s mines in Brazil (AngloGold Ashanti Córrego do Sitío Mineração and Serra Grande) operate defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A Plano Gerador de Benefício Livre (“PGBL”) fund, similar to the American 401(k) type of plan was started in December 2001. Administered by Bradesco Previdência e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group.

AngloGold Ashanti Limited’s mine in Argentina (Cerro Vanguardia) does not have a retirement scheme for employees. Argentine nationals contribute to the obligatory Régimen Previsional Público fund which is administered by the state through the National Administrators of the Social Security (“ANSES”). Employees in Argentina contribute 11 percent of their salaries towards the Régimen Previsional Público fund and the Company makes a contribution of 17 percent of an employee’s salary to the same fund.

AngloGold Ashanti Limited’s operations in Colombia offer an optional defined contribution plan to their employees. The employees can contribute up to 10 percent of their salary and the Company contributes 50 percent of this amount. On termination of employment the participant may apply to withdraw from the fund.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	SEGMENT AND GEOGRAPHICAL INFORMATION

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Committee, in evaluating operating performance of, and making resource allocation decisions.

	Year ended December 31

	2012 $	2011 $	2010 $

Revenues
Revenues from product sales:
South Africa	2,013	2,561	875
Continental Africa	2,609	2,529	1,038
Australasia	426	385	206
Americas	1,656	1,487	571

	6,704	6,962	2,690
Less: Equity method investments included above	(351)	(392)	(331)
Plus: Loss on realized non-hedge derivatives included above	-	-	2,975

Total revenues from product sales	6,353	6,570	5,334

Depreciation and amortization expense
South Africa	318	360	357
Continental Africa	233	223	185
Australasia	36	42	35
Americas	217	173	152

	804	798	729
Less: Equity method investments included above	(10)	(9)	(9)

Total depreciation and amortization expense	794	789	720

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

	Year ended December 31

	2012 $	2011 $	2010 $

Segment income/(loss)
South Africa	577	1,021	675
Continental Africa	526	941	493
Australasia	82	38	158
Americas	688	751	508
Other, including Corporate and Non-gold producing subsidiaries	(253)	(192)	(179)

Total segment income	1,620	2,559	1,655

The following are included in segment income/(loss):

Interest revenue
South Africa	21	28	27
Continental Africa	5	14	3
Australasia	3	4	2
Americas	10	4	10
Other, including Corporate and Non-gold producing subsidiaries	4	2	1

Total interest revenue	43	52	43

Interest expense
South Africa	6	5	7
Continental Africa	7	1	7
Australasia	1	-	1
Americas	2	3	3
Other, including Corporate and Non-gold producing subsidiaries	197	169	133

Total interest expense	213	178	151

Equity (loss)/income in associates
South Africa	(2)	(2)	(1)
Continental Africa	66	89	69
Americas	(12)	-	-
Other, including Corporate and Non-gold producing subsidiaries	(75)	(28)	(28)

Total equity (loss)/income in associates	(23)	59	40

Reconciliation of segment income to Net income - attributable to AngloGold Ashanti
Segment total	1,620	2,559	1,655
Exploration costs	(388)	(279)	(206)
General and administrative expenses	(299)	(287)	(228)
Market development costs	(10)	(9)	(14)
Non-hedge derivative gain/(loss) and movement on bonds	265	196	(786)
Taxation expense	(340)	(705)	(255)
Noncontrolling interests	(19)	(50)	(54)

Net income - attributable to AngloGold Ashanti	829	1,425	112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

		Year ended December 31

		2012 $	2011 $	2010 $

	Segment assets
	South Africa(1)(2)	3,570	2,974	3,370
	Continental Africa	4,752	4,365	4,093
	Australasia	1,007	714	534
	Americas	2,894	2,527	2,170
	Other, including Corporate, and Non-gold producing subsidiaries	879	605	221

	Total segment assets	13,102	11,185	10,388

(1)	Includes the following which have been classified as assets held for sale:
	Rand Refinery Limited	-	1	1
	ISS International Limited	-	-	15
	On December 3, 2012, the Company disposed of a 5 percent stake in Rand Refinery Limited reducing its shareholding to 48.03 percent.
	ISS International Limited was classified as held for sale in 2010. The sale was concluded effective February 28, 2011.

(2)	Includes the assets of First Uranium (Pty) Limited acquired on July 20, 2012.

	Expenditure for additions to long-lived assets
	South Africa	619	549	430
	Continental Africa	712	418	232
	Australasia	355	102	40
	Americas	382	452	309
	Other, including Corporate and Non-gold producing subsidiaries	86	6	4

		2,154	1,527	1,015
	Less: Equity method investments included above	(303)	(88)	(42)

	Total expenditure for additions to long-lived assets	1,851	1,439	973

	Geographical area data
	Total revenues
	South Africa	2,056	2,596	899
	Continental Africa	2,617	2,529	1,043
	Australasia	430	389	208
	Americas	1,658	1,499	573
	Other, including Corporate and Non-gold producing subsidiaries	20	17	37

		6,781	7,030	2,760
	Less: Equity method investments included above	(353)	(388)	(333)
	Plus: Loss on realized non-hedge derivatives included above	-	-	2,975

	Total revenues	6,428	6,642	5,402

	Long-lived assets by area
	South Africa	3,164	2,360	2,701
	Continental Africa	3,747	3,544	3,437
	Australasia	786	441	373
	Americas	2,316	2,088	1,808
	Other, including Corporate and Non-gold producing subsidiaries	299	121	72

	Total long-lived assets	10,312	8,554	8,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

	Year ended December 31

	2012 $	2011 $	2010 $

Entity-wide disclosures
Revenues(1)
South Africa	2,013	2,561	2,207
Ghana	772	802	566
Tanzania	906	753
Brazil	851	767	599

(1)	Material revenues are attributed to countries based on location of production.

Long-lived assets(2)
South Africa	2,913	2,151	2,458
Ghana	1,921	2,034	1,924
United States of America	917	810	719
Brazil	988	950	768

(2)	Material long-lived assets excluding goodwill and other intangibles, financial instruments and deferred taxation assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS

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

At the annual general meeting held on May 7, 2010, shareholders authorized that 17,000,000 shares may be allocated for the purposes of the scheme. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the shares attributable to the scheme or 850,000 ordinary shares per employee could be issued in aggregate (2011: 850,000).

Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive Scheme, rank pari passu with issued shares in all respects, including participation in dividends.

Non-executive directors are not eligible for participation in the Share Incentive Scheme.

Total plan employee costs

On December 31, 2012, the Company had four stock based compensation plans which are described below.

Total compensation cost charged against income for these plans were as follows:

	2012 $	2011 $		2010 $

Compensation cost recognized	66	54	(1)	59

(1)	Excluded $7 million relating to the Black economic empowerment transaction restructuring costs for Izingwe during 2011 (see Note 5).

At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounted to 8,528,097 (2011: 10,075,485).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

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

A summary of the salient features of the time related options is presented below:

	2012	2011		2010
Total intrinsic value of options outstanding at period end (R millions)	-	-		-	(1)
Intrinsic value of options exercised (R millions)	-	-	(1)	5
Weighted average remaining contractual term (years)	-	-		1

(1)	Less than R1 million.

There was no income statement charge for 2012, 2011 and 2010, as the total compensation cost was expensed up to date of vesting in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

•	Performance related options

Performance related options granted vest in full, three years after date of grant, provided that the conditions on which the options were granted, namely related to the performance of the Company (growth in adjusted earnings per share) as determined by the directors, are met. If the performance conditions are not met at the end of the first three year period, then performance is re-tested each year over the ten year life of the option on a rolling three year basis. Options are normally exercisable, subject to satisfaction of the performance conditions, between three and ten years from date of grant.

The performance related options’ compensation expense is fixed at grant date and recorded when it is probable that the performance criteria will be met.

No further performance related options will be granted and all options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under these criteria may be exercised or will expire.

A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:

	Options (000)	Weighted- average exercise price R
Outstanding at January 1, 2012	171	232
Exercised	(47)	224
Forfeited (terminations)	(31)	295

Outstanding at December 31, 2012	93	220

Exercisable at December 31, 2012	93	220

A summary of the salient features of the performance related options is presented below:

	2012	2011	2010

Total intrinsic value of options outstanding at period end (R millions)	4	19	33
Intrinsic value of options exercised (R millions)	3	17	17
Weighted average remaining contractual term (years)	2	2	3

All options which have not been exercised within ten years from the date on which they were granted automatically expire.

There was no income statement charge for 2012, 2011 and 2010, as the total compensation cost was expensed up to date of vesting in 2007.

During 2012, a total of 47,107 common shares were issued under the share incentive scheme in terms of performance awards.

As at December 31, 2012, there was no unrecognized compensation cost related to unvested stock options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

The weighted average of all options outstanding as at December 31, 2012, is as follows:

Range of exercise prices R	Quantity of options within range (000)		Weighted average exercise price R	Weighted average contractual life Years
144 – 211	16		194	1.83
212 – 300	77		226	1.83
	93	(1)	220	1.83

(1)Represents performance related options outstanding.

No options expired during the year ended December 31, 2012.

Since December 31, 2012 to and including March 31, 2013, 370 options (granted in respect of performance related options) have been exercised.

Bonus Share Plan (“BSP”) and Long-Term Incentive Plan (“LTIP”)

At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the BSP and LTIP and the discontinuation of the previous share incentive scheme. Options granted under the previous share incentive scheme will remain subject to the conditions under which they were originally granted.

Bonus Share Plan (“BSP”)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of the Company, any subsidiary of the Company or a company under the control of AngloGold Ashanti unless the board of directors (“the board”) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years’ service for awards granted prior to 2008. For all BSP awards granted from 2008, 40 percent will vest after one year and the remaining 60 percent will vest after two years. An additional 20 percent of the original award will be granted to employees if the full award remains unexercised after three years. The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

During 2012 a total of 558,042 common shares were issued in terms of the BSP rules.

For awards made, the following information is presented:

Award date (unvested awards and awards vested during the year)	2012	2011	2010	2009
Calculated fair value (R per share)	328.59	340.00	280.90	293.99
Vesting date (40%)	February 21, 2013	February 21, 2012	February 24, 2011	February 18, 2010
Vesting date (60%)	February 21, 2014	February 21, 2013	February 24, 2012	February 18, 2011
Vesting date (conditional 20%)	February 21, 2015	February 21, 2014	February 24, 2013	February 18, 2012
Expiry date	February 20, 2022	February 20, 2021	February 23, 2020	February 17, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

Awards (000)
Outstanding at January 1, 2012	1,825
Granted	993
Exercised	(558)
Forfeited (terminations)	(104)

Outstanding at December 31, 2012	2,156

Exercisable at December 31, 2012	881

BSP awards are issued with no exercise price.

A summary of the salient features of the BSP is presented below:

	2012	2011	2010

Total intrinsic value of awards outstanding at period end (R millions)	566	627	508
Intrinsic value of awards exercised (R millions)	163	153	146
Weighted average remaining contractual term (years)	6	6	7

Long-Term Incentive Plan (“LTIP”)

The LTIP is an equity settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the Company based on the achievement of stretched Company performance conditions. Participation in the LTIP is offered to executive directors, executive officers/management and selected members of senior management. An award in terms of the LTIP may be granted at any date during the year that the board of the Company determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

The main performance conditions in terms of the LTIP issued in 2009, 2010, 2011 and 2012 are:

•	up to 30 percent of an award will be determined by the performance of total shareholder returns compared with that of a group of comparative gold-producing companies;
•	up to 30 percent of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
•	up to 40 percent of an award will be dependent on the achievement of strategic performance measures set by the Remuneration Committee; and
•	three-year’s service is required.

During 2012, a total of 340,492 common shares were issued in terms of the LTIP rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

For awards made, the following information is presented:

Award date (unvested awards and awards vested during the year)	2012	2011	2010	2009
Calculated fair value (Rand per share)	328.59	340.00	280.90	293.99
Vesting date	February 21, 2015	February 21, 2014	February 24, 2013	February 18, 2012
Expiry date	February 20, 2022	February 20, 2021	February 23, 2020	February 17, 2019

A summary of time and performance related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

Awards (000)
Outstanding at January 1, 2012	1,982
Granted	983
Exercised	(340)
Forfeited (terminations)	(294)

Outstanding at December 31, 2012	2,331

Exercisable at December 31, 2012	251

LTIP awards are issued with no exercise price.

A summary of the salient features of the LTIP is presented below:

	2012	2011	2010

Total intrinsic value of awards outstanding at period end (R millions)	611	681	522
Intrinsic value of awards exercised (R millions)	99	66	26
Weighted average remaining contractual term (years)	6	6	7

Compensation expense related to BSP and LTIP awards recognized ($ millions)	58	42	45
As at December 31, the unrecognized compensation cost related to unvested awards of the BSP and LTIP plans amounted to ($ millions)	43	27	23
Unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately (years)	2	2	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

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

In order to facilitate these transactions the Company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The Company also undertook an empowerment transaction with a Black Economic Empowerment investment vehicle, Izingwe Holdings (Proprietary) Limited (“Izingwe”) during 2006 and created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary share are:

•	AngloGold Ashanti has the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formula, respectively;
•	the E ordinary shares will not be listed;
•	the E ordinary shares which are not cancelled will be converted into ordinary shares; and
•

the E ordinary shares will each be entitled to receive a cash dividend equal to one-half of the dividend per ordinary share declared by the Company and a further one-half is included in the calculation of the strike price.

On April 14, 2011, AngloGold Ashanti Limited, NUM, Solidarity, UASA, Izingwe and the Bokamoso ESOP Board of Trustees announced the restructuring of the empowerment transactions concluded between the Company and the unions, and the Company and Izingwe respectively in 2006.

This restructuring was motivated by share price performance that since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E ordinary shares vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.

In order to remedy this in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti Limited shareholders, the scheme was restructured as follows:

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

The total incremental fair value of awards granted was R29.14 per share and will be included in earnings up to the vesting date in 2014. The Company recorded a charge of $12 million in 2011 to earnings as a result of the restructuring.

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

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

Awards (000)
Outstanding at January 1, 2012	327
Reallocated	10
Exercised	(172)
Forfeited (terminations)	(10)

Outstanding at December 31, 2012	155

Exercisable at December 31, 2012	-

A summary of the salient features of the award of free ordinary shares under ESOP to employees is presented below:

	2012	2011	2010

Total intrinsic value of awards outstanding at period end (R millions)	41	112	142
Intrinsic value of awards exercised (R millions)	50	51	72
Weighted average remaining contractual term (years)	1	1	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

The award of E ordinary shares to employees:

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

The value of each share granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. These estimates involve inherent uncertainties and the application of judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the Company’s recorded compensation expense could have been different from that reported.

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2011	2008	2007	2006
Risk-free interest rate	6.63%	7.00%	7.00%	7.00%
Dividend yield	0.99%	1.39%	2.06%	2.30%
Volatility factor of market share price	33.50%	35.00%	33.00%	36.00%

A summary of E ordinary shares, awarded to employees, showing movement from the beginning of the year to the end of the year, is presented below:

	Options (000)	Weighted- average exercise price R
Outstanding at January 1, 2012	1,533	315
Reallocated	32	313
Forfeited (terminations)	(32)	313
Converted	(615)	313

Outstanding at December 31, 2012	918	313

Exercisable at December 31, 2012	-	-

A summary of the salient features of the award of E ordinary shares to employees is presented below:

	2012	2011	2010

Total intrinsic value of options outstanding at period end (R millions) (1)	31	43	-
Intrinsic value of options exercised (R millions)	21	6	-	(2)
Weighted average remaining contractual term (years)	1	1	1

(1)	The options outstanding at December 31, 2010 had no intrinsic value as the share price at year end was lower than the weighted average exercise price.
(2)	Less than R1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

	2012	2011	2010

Compensation expense related to the ESOP scheme recognized ($ millions)	8	12	12
As at December 31, the unrecognized compensation cost related to unvested awards of the ESOP scheme amounted to ($ millions)	3	9	8
Unrecognized compensation cost is expected to be recognized over the remaining scheme term (years)	1	3	3

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

The share price on the day of issue as of April 29, 2009 was $32.15, whilst the share price used in the payment of the fourth tranche was $33.55 per share (third tranche in 2011: 49.24 per share, second tranche in 2010: $39.50 per share, first tranche in 2009: $28.46 per share).

The award of share appreciation rights to employees

A summary of share appreciation rights showing movement from the beginning of the year to the end of the year, is presented below:

Number of rights (000)
Outstanding at January 1, 2012	24
Exercised	(24)
Forfeited (terminations)	(1)
Reallocated	1

Rights outstanding at December 31, 2012	-

Rights exercisable at December 31, 2012	-

	2012		2011		2010
	$		$		$
Compensation expense related to Ghana ESOP scheme recognized ($ millions)	-	(1)	-	(1)	2
The liability recognized in the consolidated balance sheet in respect of unexercised rights was as follows	-		1		2

(1)	Less than $1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). See Note 18 and Note 20. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia). The following is condensed consolidating financial information for the Company as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of income

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2012	2012	2012	2012	2012
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Sales and other income	2,158	2	4,463	(195)	6,428
Product sales	1,972	-	4,381	-	6,353
Interest, dividends and other	186	2	82	(195)	75
Costs and expenses	2,802	79	3,457	(1,121)	5,217
Production costs	1,080	1	2,102	-	3,183
Exploration costs	19	16	353	-	388
Related party transactions	(14)	-	-	-	(14)
General and administrative expenses/(recoveries)	239	(16)	78	(2)	299
Royalties paid	25	-	139	-	164
Market development costs	4	-	6	-	10
Depreciation, depletion and amortization	305	-	489	-	794
Impairment of assets	57	-	310	-	367
Interest expense	5	90	118	-	213
Accretion expense	11	-	22	-	33
Employment severance costs	6	-	4	-	10
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	1,065	(12)	101	(1,119)	35
Non-hedge derivative gain and movement on bonds	-	-	(265)	-	(265)

(Loss)/income before income tax provision	(644)	(77)	1,006	926	1,211
Taxation benefit/(expense)	40	(5)	(375)	-	(340)
Equity (loss)/income in associates	(27)	4	-	-	(23)
Equity income/(loss) in subsidiaries	1,502	360	-	(1,862)	-
Income/(loss) from continuing operations	871	282	631	(936)	848
Preferred stock dividends	(42)	-	(42)	84	-
Net income/(loss)	829	282	589	(852)	848
Less: Net income attributable to noncontrolling interests	-	-	(19)	-	(19)
Net income/(loss) attributable to AngloGold Ashanti	829	282	570	(852)	829
Comprehensive income	733	274	622	(879)	750
Comprehensive income attributable to noncontrolling interests	-	-	(17)	-	(17)
Comprehensive income attributable to AngloGold Ashanti	733	274	605	(879)	733

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of income

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2011 $ AngloGold Ashanti	2011 $ IOMco	2011 $ Other subsidiaries	2011 $ Consolidation adjustments	2011 $ Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Sales and other income	2,709	1	4,108	(176)	6,642
Product sales	2,561	-	4,009	-	6,570
Interest, dividends and other	148	1	99	(176)	72
Costs and expenses	2,417	99	1,453	552	4,521
Production costs	1,115	-	1,862	-	2,977
Exploration costs	19	18	242	-	279
Related party transactions	(12)	-	-	-	(12)
General and administrative expenses/(recoveries)	249	27	32	(21)	287
Royalties paid	73	-	120	-	193
Market development costs	5	-	4	-	9
Depreciation, depletion and amortization	354	-	435	-	789
Impairment of assets	14	-	3	-	17
Interest expense	5	69	104	-	178
Accretion expense	12	-	16	-	28
Employment severance costs	9	-	6	-	15
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	574	(15)	(1,175)	573	(43)
Non-hedge derivative gain and movement on bonds	-	-	(196)	-	(196)

Income/(loss) before income tax provision	292	(98)	2,655	(728)	2,121
Taxation expense	(333)	(2)	(370)	-	(705)
Equity income/(loss) in associates	62	(3)	-	-	59
Equity income/(loss) in subsidiaries	1,465	808	-	(2,273)	-
Income/(loss) from continuing operations	1,486	705	2,285	(3,001)	1,475
Preferred stock dividends	(61)	-	(61)	122	-
Net income/(loss)	1,425	705	2,224	(2,879)	1,475
Less: Net income attributable to noncontrolling interests	-	-	(50)	-	(50)
Net income/(loss) attributable to AngloGold Ashanti	1,425	705	2,174	(2,879)	1,425
Comprehensive income	978	704	2,217	(2,877)	1,022
Comprehensive income attributable to noncontrolling interests	-	-	(44)	-	(44)
Comprehensive income attributable to AngloGold Ashanti	978	704	2,173	(2,877)	978

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of income

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2010 $ AngloGold Ashanti	2010 $ IOMco	2010 $ Other subsidiaries	2010 $ Consolidation adjustments	2010 $ Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Sales and other income	2,348	(2)	3,233	(177)	5,402
Product sales	2,207	-	3,127	-	5,334
Interest, dividends and other	141	(2)	106	(177)	68
Costs and expenses	4,130	1,120	2,818	(3,047)	5,021
Production costs	1,091	-	1,565	-	2,656
Exploration costs	14	12	180	-	206
Related party transactions	(15)	-	-	-	(15)
General and administrative expenses	164	6	44	14	228
Royalties paid	38	-	104	-	142
Market development costs	7	-	7	-	14
Depreciation, depletion and amortization	352	-	368	-	720
Impairment of assets	73	-	18	-	91
Interest expense	7	69	75	-	151
Accretion expense	10	-	12	-	22
Employment severance costs	19	-	4	-	23
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	2,041	1,033	(16)	(3,061)	(3)
Non-hedge derivative loss and movement on bonds	329	-	457	-	786

(Loss)/income before income tax provision	(1,782)	(1,122)	415	2,870	381
Taxation expense	(1)	(1)	(253)	-	(255)
Equity income/(loss) in associates	63	(23)	-	-	40
Equity income/(loss) in subsidiaries	1,907	373	-	(2,280)	-
Income/(loss) from continuing operations	187	(773)	162	590	166
Preferred stock dividends	(75)	-	(76)	151	-
Net income/(loss)	112	(773)	86	741	166
Less: Net income attributable to noncontrolling interests	-	-	(54)	-	(54)
Net income/(loss) attributable to AngloGold Ashanti	112	(773)	32	741	112
Comprehensive income	381	(773)	290	542	440
Comprehensive income attributable to noncontrolling interests	-	-	(59)	-	(59)
Comprehensive income attributable to AngloGold Ashanti	381	(773)	231	542	381

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating balance sheets

AT DECEMBER 31,

(In millions)

	2012 $ AngloGold Ashanti	2012 $ IOMco	2012 $ Other subsidiaries	2012 $ Consolidation adjustments	2012 $ Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
ASSETS
Current Assets	1,178	3,128	3,764	(5,280)	2,790
Cash and cash equivalents	98	537	257	-	892
Restricted cash	1	-	34	-	35
Receivables, inter-group balances and other current assets	1,079	2,591	3,473	(5,280)	1,863
Property, plant and equipment, net	2,046	-	5,189	-	7,235
Acquired properties, net	141	-	607	-	748
Goodwill	-	-	209	(16)	193
Other intangibles, net	53	-	59	-	112
Other long-term inventory	-	-	180	-	180
Materials on the leach pad	-	-	445	-	445
Other long-term assets and deferred taxation assets	4,875	4,506	1,098	(9,080)	1,399
Total assets	8,293	7,634	11,551	(14,376)	13,102
LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,510	1,614	4,586	(5,751)	1,959
Other non-current liabilities	53	-	342	(16)	379
Long-term debt	31	1,739	980	-	2,750
Derivatives	-	-	10	-	10
Deferred taxation liabilities	520	-	635	2	1,157
Provision for environmental rehabilitation	157	-	601	-	758
Other accrued liabilities	-	-	32	-	32
Provision for pension and other post-retirement medical benefits	196	-	13	-	209
Commitments and contingencies	-	-	-	-	-
Equity	5,826	4,281	4,352	(8,611)	5,848
Stock issued	13	5,059	937	(5,996)	13
Additional paid in capital	8,808	540	231	(771)	8,808
Accumulated deficit	(2,103)	(1,318)	(1,164)	2,482	(2,103)
Accumulated other comprehensive income and reserves	(892)	-	4,327	(4,327)	(892)
Total AngloGold Ashanti stockholders’ equity	5,826	4,281	4,331	(8,612)	5,826
Noncontrolling interests	-	-	21	1	22

Total liabilities and equity	8,293	7,634	11,551	(14,376)	13,102

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

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

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of cash flows

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2012 $ AngloGold Ashanti	2012 $ IOMco	2012 $ Other subsidiaries	2012 $ Consolidation adjustments	2012 $ Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Net cash provided by/(used) in operating activities	280	(641)	2,145	(84)	1,700
Net income/(loss)	829	282	589	(852)	848
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	1,065	(12)	101	(1,119)	35
Depreciation, depletion and amortization	305	-	489	-	794
Impairment of assets	57	-	310	-	367
Deferred taxation	(85)	-	11	-	(74)
Other non cash items	(2,033)	(356)	392	1,887	(110)
Net (decrease)/increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	(24)	-	59	-	35
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	224	(578)	354	-	-
Receivables	(16)	-	(101)	-	(117)
Inventories	(35)	-	(289)	-	(324)
Accounts payable and other current liabilities	(7)	23	230	-	246
Net cash used in investing activities	(490)	(289)	(1,872)	-	(2,651)
Increase in non-current investments	(2)	(310)	(134)	-	(446)
Acquisition of subsidiary and loan	(335)	-	-	-	(335)
Additions to property, plant and equipment	(542)	-	(1,216)	-	(1,758)
Interest capitalized and paid	-	-	(12)	-	(12)
Expenditure on intangible assets	(44)	-	(35)	-	(79)
Proceeds on sale of mining assets	-	-	5	-	5
Proceeds on sale of investments	-	-	86	-	86
Proceeds on disposal of associates and equity accounted joint ventures	-	20	-	-	20
Proceeds on disposal of subsidiary	433	-	(427)	-	6
Net loans receivable advanced	-	-	(45)	-	(45)
Net associates and equity accounted joint ventures loans advanced	-	1	(65)	-	(64)
Net cash of subsidiary disposed	-	-	(26)	-	(26)
Change in restricted cash	-	-	(3)	-	(3)
Net cash (used)/generated by financing activities	(82)	1,009	(275)	84	736
Net changes in short-term debt	175	45	(2)	-	218
Issuance of stock	-	(105)	107	-	2
Net changes in long-term debt	-	750	247	-	997
Debt issue costs	-	(22)	(8)	-	(30)
Acquisition of noncontrolling interest	-	-	(215)	-	(215)
Dividends (paid)/received	(257)	341	(404)	84	(236)

Net (decrease)/increase in cash and cash equivalents	(292)	79	(2)	-	(215)
Effect of exchange rate changes on cash	2	-	(7)	-	(5)
Cash and cash equivalents - January 1,	388	458	266	-	1,112

Cash and cash equivalents - December 31,	98	537	257	-	892

 The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of cash flows

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2011 $ AngloGold Ashanti	2011 $ IOMco	2011 $ Other subsidiaries	2011 $ Consolidation adjustments	2011 $ Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Net cash provided by/(used) in operating activities	1,158	11	1,503	(122)	2,550
Net income/(loss)	1,425	705	2,224	(2,879)	1,475
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	577	(15)	(1,108)	573	27
Depreciation, depletion and amortization	354	-	435	-	789
Impairment of assets	14	-	3	-	17
Deferred taxation	212	-	87	-	299
Other non cash items	(1,709)	(789)	199	2,184	(115)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	36	-	153	-	189
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	146	108	(254)	-	-
Receivables	14	-	(27)	-	(13)
Inventories	23	-	(267)	-	(244)
Accounts payable and other current liabilities	66	2	58	-	126
Net cash used in investing activities	(552)	(103)	(948)	-	(1,603)
Increase in non-current investments	(32)	(98)	(132)	-	(262)
Additions to property, plant and equipment	(529)	-	(864)	-	(1,393)
Expenditure on intangible assets	(10)	-	(6)	-	(16)
Proceeds on sale of mining assets	6	-	13	-	19
Proceeds on sale of investments	-	-	91	-	91
Proceeds on disposal of subsidiary	9	-	-	-	9
Net loans receivable repaid	4	-	-	-	4
Net associates and equity accounted joint ventures loans advanced	-	(5)	(20)	-	(25)
Cash of subsidiary disposed	-	-	(11)	-	(11)
Change in restricted cash	-	-	(19)	-	(19)
Net cash (used)/generated by financing activities	(282)	436	(595)	122	(319)
Net changes in short-term debt	(99)	-	(10)	-	(109)
Issuance of stock	10	202	(202)	-	10
Share issue expenses	(1)	-	-	-	(1)
Net changes in long-term debt	-	(50)	-	-	(50)
Dividends (paid)/received	(192)	284	(383)	122	(169)

Net increase/(decrease) in cash and cash equivalents	324	344	(40)	-	628
Effect of exchange rate changes on cash	(88)	-	(14)	-	(102)
Cash and cash equivalents - January 1,	152	114	320	-	586
Cash and cash equivalents - December 31,	388	458	266	-	1,112

  The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of cash flows

FOR THE YEAR ENDED DECEMBER 31,

(In millions)

	2010 $ AngloGold Ashanti	2010 $ IOMco	2010 $ Other subsidiaries	2010 $ Consolidation adjustments	2010 $ Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Net cash provided by/(used) in operating activities	116	(1,129)	2,202	(151)	1,038
Net income/(loss)	112	(773)	86	741	166
Reconciled to net cash provided by/(used) in by operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	2,071	1,033	(21)	(3,061)	22
Depreciation, depletion and amortization	352	-	368	-	720
Impairment of assets	73	-	18	-	91
Deferred taxation	119	-	19	-	138
Cash utilized for hedge book settlements	(993)	-	(1,618)	-	(2,611)
Other non cash items	(1,522)	(1,973)	4,021	2,169	2,695
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	36	-	95	-	131
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	10	580	(590)	-	-
Receivables	(27)	3	(129)	-	(153)
Inventories	(11)	-	(204)	-	(215)
Accounts payable and other current liabilities	(104)	1	157	-	54
Net cash used in investing activities	(943)	(42)	(902)	-	(1,887)
Increase in non-current investments	-	(42)	(116)	-	(158)
Additions to property, plant and equipment	(424)	-	(549)	-	(973)
Proceeds on sale of mining assets	60	-	9	-	69
Proceeds on sale of investments	-	-	142	-	142
Proceeds on disposal of associate	1	-	-	-	1
Cash effects from hedge restructuring	(577)	-	(407)	-	(984)
Net loans receivable advanced	-	-	(6)	-	(6)
Net associates and equity accounted joint ventures loans advanced	(3)	-	-	-	(3)
Change in restricted cash	-	-	25	-	25
Net cash generated/(used) by financing activities	729	707	(1,357)	151	230
Net changes in short-term debt	126	(1,000)	(285)	-	(1,159)
Issuance of stock	798	310	(310)	-	798
Share issue expenses	(20)	-	-	-	(20)
Net changes in long-term debt	-	1,044	789	-	1,833
Debt issue costs	-	(13)	(26)	-	(39)
Cash effects from hedge restructuring	(49)	-	(1,017)	-	(1,066)
Dividends (paid)/received	(126)	366	(508)	151	(117)

Net decrease in cash and cash equivalents	(98)	(464)	(57)	-	(619)
Effect of exchange rate changes on cash	19	-	86	-	105
Cash and cash equivalents - January 1,	231	578	291	-	1,100
Cash and cash equivalents - December 31,	152	114	320	-	586

  The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	SUBSEQUENT EVENTS

Syndicated bridge loan facility agreement

In February 2013, AngloGold Ashanti Limited entered into a syndicated bridge loan facility agreement pursuant to which a syndicate of banks agreed to make available $750 million to AngloGold Ashanti Holdings plc. In the event AngloGold Ashanti Limited chooses to draw on the loan, the proceeds are to be applied towards the repayment of the $732.5 million, 3.5 percent Convertible bonds due in May 2014.

Amendments to the rules of BSP and LTIP plans

On March 11, 2013 the shareholders approved the following:

•

an amendment to the rules to the BSP Share Scheme. In terms of the new rules granted awards will vest 50 percent after 12 months and 50 percent after 24 months. The additional 20 percent retention award for holding the shares for 36 months has been removed. The amended rules apply to new grants and have no impact on existing grants under the scheme.

•

A new retention bonus scheme (under the LTIP) comprising both cash (40 percent of 2013 total base pay) and shares (60 percent of base pay). The share award will be a performance-based award. This scheme has no impact on existing awards.

•

A new Co-Investment Executive Share Plan which is aimed at assisting executives in meeting their Minimum Shareholding Requirements (“MSR’s”). Executives will be allowed to take up to 50 percent of their after tax cash bonus to participate in the scheme by purchasing shares in AngloGold Ashanti, and the company will grant shares equivalent to 150 percent of their purchased shares with vesting over a two-year period in two equal tranches.

Disposal of additional interest in Rand Refinery Limited

On March 19, 2013, the Company disposed of an additional 4.24 percent interest in Rand Refinery Limited for a cash consideration of $5 million reducing its shareholding to 43.79 percent. The disposal resulted in a loss of less than $1 million.

Agreement with Izingwe Property Managers (Proprietary) Limited

AngloGold Ashanti has entered into an agreement (“Agreement”) with Izingwe Property Managers (Proprietary) Limited (“Izingwe Property”) under which Izingwe Property will assist AngloGold Ashanti in the planning, design, development and construction of 200 units of housing in South Africa for employees of AngloGold Ashanti. Izingwe Property’s roles will be those of development and project manager and main contractor. The terms of the Agreement call for payments from AngloGold Ashanti to Izingwe Property in the amount of $6.7 million in consideration for Izingwe Property’s services. Mr. Sipho Pityana, a non-executive director of the Company, is Chairman and a 44 percent shareholder of Izingwe Holdings (Proprietary) Limited (“Izingwe”), AngloGold Ashanti’s BEE partner. Izingwe Capital (Proprietary) Limited, an associate company of Izingwe is the majority shareholder of Izingwe Property.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANGLOGOLD ASHANTI LIMITED

/S/ Srinivasan Venkatakrishnan

Name	:	Srinivasan Venkatakrishnan
Title	:	Chief Financial Officer
Date	:	April 26, 2013

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum of Incorporation of AngloGold Ashanti Limited as in effect on March 27, 2013	Incorporated by reference to AngloGold Ashanti’s report on form 6-K furnished to the Securities and Exchange Commission on April 10, 2013

Exhibit 19.2.1

Indenture for guaranteed debt securities among AngloGold Ashanti Holdings plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of April 28, 2010

Incorporated by reference to Exhibit 4.2 to AngloGold Ashanti’s registration statement on Form F-3 (No. 333-182712) filed July 17, 2012

Exhibit 19.2.2	Form of 5.375% Notes due 2020 and related Guarantee	Incorporated by reference to Exhibit 99(C) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statement on Form 8-A (Nos. 001-14846 and 001-34725) filed on April 28, 2010

Exhibit 19.2.3	Form of 6.50% Notes due 2040 and related Guarantee	Incorporated by reference to Exhibit 99(C) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statement on Form 8-A (Nos. 001-14846 and 001-34725) filed on April 28, 2010

Exhibit 19.2.4	Form of 5.125% Notes due 2022 and related Guarantee	Incorporated by reference to Exhibit 4.1 to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on July 30, 2012

Exhibit 19.2.5

Indenture for guaranteed debt securities among AngloGold Ashanti Holdings Finance plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of September 22, 2010

Incorporated by reference to Exhibit 99(D) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings Finance plc’s Registration Statement on Form 8-A (Nos. 001-14846 and 001-34881) filed on September 22, 2010

Exhibit 19.2.6

First Supplemental Indenture for guaranteed debt securities among AngloGold Ashanti Holdings Finance plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of September 22, 2010

Incorporated by reference to Exhibit 99(E) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings Finance plc’s Registration Statement on Form 8-A (Nos. 001-14846 and 001-34881) filed on September 22, 2010

Exhibit 19.2.7

Second Supplemental Indenture for guaranteed debt securities among AngloGold Ashanti Holdings Finance plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of October 18, 2010

Incorporated by reference to Exhibit 4.8 to AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti Holdings Finance plc’s Registration Statement on Form F-3 (No. 333-182712) filed July 17, 2012

Exhibit Number	Description	Remarks

Exhibit 19.2.8	Form of 6.00% Mandatory Convertible Subordinated Notes due 2013 and related Guarantee

Incorporated by reference to Exhibit 99(C) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings Finance plc’s Registration Statement on Form 8-A (Nos. 001-14846 and 001-34881) filed on September 22, 2010

Exhibit 19.2.9

Trust Deed for guaranteed debt securities among AngloGold Ashanti Holdings Finance plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Law Debenture Trust Corporation p.l.c., as trustee, dated as of May 22, 2009

Incorporated by reference to Exhibit 99.1 to AngloGold Ashanti’s registration statement on Form F-3 (No. 333-182712) filed July 17, 2012

Exhibit 19.4.1.1	AngloGold Limited Share Incentive Scheme in effect April 4, 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002

Exhibit 19.4.1.2	Bonus Share Plan as amended on March 27, 2013	Incorporated by reference to AngloGold Ashanti’s report on form 6-K furnished to the Securities and Exchange Commission on April 10, 2013

Exhibit 19.4.1.3	Long-Term Incentive Plan as amended on March 27, 2013	Incorporated by reference to AngloGold Ashanti’s report on form 6-K furnished to the Securities and Exchange Commission on April 10, 2013

Exhibit 19.4.4

Syndicated Loan Facility Agreement dated July 20, 2012, by and among AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as borrowers, AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as guarantors, Barclays Bank plc, as facility agent, and the financial institutions party thereto as lenders

Filed herewith

Exhibit 19.4.5

Syndicated Bridge Loan Facility Agreement dated February 18, 2013, by and among AngloGold Ashanti Holdings plc, as borrowers, AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as guarantors, Citibank International plc, as facility agent, and the financial institutions parties thereto as lenders

Filed herewith

Exhibit 19.6	Statement regarding how loss/earnings per share information was calculated	See note 8 to the consolidated financial statements

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries

Exhibit Number	Description	Remarks

Exhibit 19.12.1	Certification of Tony O’Neill and Srinivasan Venkatakrishnan as joint Chief Executive Officers of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.12.2	Certification of Srinivasan Venkatakrishnan, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 19.15.1	Consents of Ernst & Young Inc., independent registered public accounting firm

Exhibit 19.15.2	Consent of KPMG Inc., independent registered public accounting firm

Exhibit 19.15.3	Consent of BDO LLP, independent registered public accounting firm

Exhibit 19.16	Report on MSHA violations in terms of the Dodd-Frank Act

E-4