Form 20-F
period 2013-12-31
ANGLOGOLD ASHANTI LTD
filed 2014-04-14
CIK 1067428

As filed with the Securities and Exchange Commission on 14 April 2014

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

FOR THE FINANCIAL YEAR ENDED 31 December 2013

Commission file number: 1-14846

AngloGold Ashanti Limited

(Exact Name of Registrant as Specified in its Charter)

Republic of South Africa

(Jurisdiction of Incorporation or Organisation)

76 Jeppe Street, Newtown, Johannesburg, 2001

(P.O. Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

ME Sanz Perez, Company Secretary, Telephone: +27 11 6376306, Facsimile: +27 86 6750137

E-mail: rsanz@anglogoldashanti.com, 76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*
5.375% Notes due 2020	New York Stock Exchange
8.500% Notes due 2020	New York Stock Exchange
5.125% Notes due 2022	New York Stock Exchange
6.50% Notes due 2040	New York Stock Exchange
*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 25 ZAR cents each	402,628,406
E Ordinary Shares of 25 ZAR cents each	712,006
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

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

Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)*.

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

(Check one): Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐ No ☒

*	This requirement does not apply to the registrant.

PRESENTATION OF INFORMATION

AngloGold Ashanti Limited

In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold, AngloGold Ashanti, the company, the Company and the group are references to AngloGold Ashanti Limited including, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.

IFRS financial statements

As a company incorporated in the Republic of South Africa, AngloGold Ashanti has prepared and filed annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) in the English language since 1998. These financial statements are distributed to shareholders and are submitted to the JSE Limited (JSE), as well as the London, New York, Australian and Ghana stock exchanges.

In previous years the IFRS financial statements were furnished to the US Securities and Exchange Commission (SEC) on Form 6-K. The annual consolidated financial statements contained in the Form 20-F for the years ended 31 December 2012 and prior were prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

In 2013, AngloGold Ashanti has prepared the annual audited consolidated financial statements contained in this annual report on Form 20-F for the years ended 31 December 2013, 2012 and 2011 and as at 31 December 2013, 2012 and 2011 in accordance with IFRS as issued by the IASB. As a consequence of previously filing IFRS financial statements in our home country, we are not permitted to take advantage of any IFRS1 – “First-time Adoption of International Financial Reporting Standards” exceptions in this first filing of IFRS on Form 20-F. The company changed to reporting in accordance with IFRS in its Form 20-F to remove duplication, improve efficiencies as it reports in accordance with IFRS in its home country – South Africa and align with the majority of its peers. As this is a first time filing of IFRS on Form 20-F the financial statements include a reconciliation of IFRS to US GAAP for the 2012 and 2011 fiscal years. Refer: Item 18 Financial Statements – Note 42 – “Reconciliation between IFRS and US GAAP”.

Although this is a first filing of IFRS financial statements in the annual report on Form 20-F, we have highlighted the 2012 and 2011 years “restated” as they were restated as a result of the adoption of new accounting policies required in terms of IFRS in the Annual Financial Statements and Integrated Reports in our home country.

Currency

AngloGold Ashanti presents its consolidated financial statements in United States dollars.

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to € and Euro are to the lawful currency of the European Union, references to C$ or CAD are to the lawful currency of Canada, references to ARS and peso are to the lawful currency of Argentina, references to AUD and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, reference to NAD and N$ are to the lawful currency of Namibia, reference to Tsh or TZS is to the lawful currency of the United Republic of Tanzania and references to GHC, cedi or ¢ are to the lawful currency of Ghana.

See “Item 3A.: Selected financial data – Exchange rate information” for historical information regarding the US dollar/South African rand exchange rate. On 2 April 2014, the interbank US dollar/South African rand exchange rate as reported by OANDA Corporation was R10.56/$1.00.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “total production costs”, “total production costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce” which have been determined using industry guidelines and practices and are not IFRS measures. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. The Gold Institute provided definitions for the calculation of total cash costs and total production costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics. The calculation of total cash costs, total cash costs per ounce, total production costs, total production costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of selected terms – Financial terms – Total cash costs and – Total production costs and – All-in sustaining costs”.

Shares and shareholders

In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders, equity shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals and requirements, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings and business and operational risk management and other factors as described in “Item 3D.: Risk factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

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

Carbon-in-leach (CIL): Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to activated carbon granules at the same time (i.e. when cyanide is introduced in the leach tank, there is already activated carbon in the tank and there is no distinction between leach and adsorption stages). The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.

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

Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity.

Electro-winning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.

Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.

Feasibility study: A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study (JORC 2012).

Flotation: Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase.

Gold Produced: Refined gold in a saleable form derived from the mining process.

Grade: The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

Greenschist: A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote or actinolite.

Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation.

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

Mineral Resource: A concentration or occurrence of solid material of economic interest in or on the earth’s crust is such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral resources are sub-divided in order of increasing geological confidence, into inferred, indicated or measured categories (JORC, 2012).

Modifying factors: Modifying Factors’ are considerations used to convert Mineral Resources to Ore Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

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

Precipitate: The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state.

Probable Ore Reserve: Ore Reserve for which quantity and grade are computed from information similar to that used for Proven Reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Reserves, is high enough to assume continuity between points of observation.

Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.

Proven Ore Reserve: A ‘Proven Ore Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Ore Reserve implies a high degree of confidence in the Modifying Factors.

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

Smelting: A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.

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

Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

Financial terms and Non-GAAP metrics

All-in sustaining costs: All-in sustaining costs incorporate all costs related to sustaining production. In particular all-in sustaining costs recognise the sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. All-in sustaining costs per ounce are arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

Average number of employees: The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represents the group’s attributable share.

Capital expenditure: Total capital expenditure on tangible and intangible assets which includes stay-in-business and project capital.

Effective tax rate: Current and deferred taxation as a percentage of profit before taxation.

OANDA Corporation: An internet-based provider of foreign exchange (forex) trading and currency information services.

Rated bonds: The $700 million 5.375 percent bonds due 2020, $300 million 6.5 percent bonds due 2040, the $750 million 5.125 percent bonds due 2022 and the $1.25 billion 8.50 percent bonds due 2020.

Region: Defines the business segments within AngloGold Ashanti Limited, namely South Africa, Continental Africa (The Democratic Republic of the Congo (DRC), Ghana, Guinea, Mali, Namibia and Tanzania), Australasia, and the Americas (Argentina, Brazil and United States of America).

STRATE: The licensed Central Securities Depository (CSD) for the electronic settlement of financial instruments in South Africa.

Total cash costs: Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total production costs: Total cash costs plus depreciation, depletion and amortisation, employee severance costs, rehabilitation and other non-cash costs. Corporate administration and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.

Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

Currencies

$, US$ or dollar	United States dollars
ARS or peso	Argentinean peso
A$ or AUD	Australian dollars
BRL	Brazilian real
C$ or CAD	Canadian dollars
€ or Euro	European euro
GHC, cedi or ¢	Ghanaian cedi
N$ or NAD	Namibian dollars
Tsh or TZS	Tanzanian shillings
ZAR, R or rand	South African rands

Abbreviations

ADS	American Depositary Share
ADR	American Depositary Receipt
AIFR	All injury frequency rate
ASX	Australian Securities Exchange
Au	Contained gold
BBSY	Bank Bill Swap Bid Rate
BEE	Black Economic Empowerment
bn	Billion
capex	Capital expenditure
CDI	Chess Depositary Interests
CHESS	Clearing House Electronic Settlement System
CLR	Carbon Leader Reef
Companies Act	South African Companies Act, No. 71 of 2008, as amended
DMTNP	Domestic medium-term notes programme
ERP	Enterprise resource planning
FIFR	Fatal injury frequency rate
G or g	Grams
g/t	Grams per tonne
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards as issued by the IASB
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited (Johannesburg Stock Exchange)
King III	South African King Code on Corporate Governance, 2009
Kg or kg	Kilograms
Km or km	Kilometres
Km2	Squared kilometres
Koz	Thousand ounces
LSE	London Stock Exchange
LIBOR	London Interbank Offer Rate
LOM	Life of mine
M or m	Metre or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NYSE	New York Stock Exchange
Oz or oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves
SEC	United States Securities and Exchange Commission
SOX	Sarbanes-Oxley Act of 2002
T or t	Tons (short) or tonnes (metric)
Tpa or tpa	Tonnes/tons per annum
US/USA/United States	United States of America
US GAAP	U.S. Generally Accepted Accounting Principles
VCR	Ventersdorp Contact Reef

Note: Rounding of figures in this report may result in computational discrepancies.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.	SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended and as at 31 December 2013, 2012 and 2011 has been derived from, and should be read in conjunction with, the IFRS financial statements included under Item 18 of this annual report. The selected financial information for the years ended and as at 31 December 2009 and 2010 has been derived from the IFRS financial statements not included in this annual report. Financial statements for the years ended and as at 31 December 2012 and 2011 have been restated to reflect changes in accounting policies.

The financial statements have been prepared under IFRS.

	Year ended 31 December
	2013	2012 (1)	2011 (1)	2010 (2)	2009 (2)
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated income statement
Revenue	5,708	6,632	6,925	5,514	3,916
Gold income	5,497	6,353	6,570	5,334	3,768
Cost of sales	(4,146)	(3,964)	(3,892)	(3,550)	(2,813)
Gain (loss) on non-hedge derivatives and other commodity contracts	94	(35)	(1)	(702)	(1,533)
Gross profit (loss)	1,445	2,354	2,677	1,082	(578)
Corporate administration, marketing and other expenses	(201)	(291)	(278)	(220)	(164)
Exploration and evaluation costs	(255)	(395)	(279)	(198)	(150)
Other operating expenses	(19)	(47)	(31)	(20)	(8)
Special items	(3,410)	(402)	163	(126)	691
Operating (loss) profit	(2,440)	1,219	2,252	518	(209)
Dividends received	5	7	-	-	-
Interest received	39	43	52	43	54
Exchange gain	14	8	2	3	112
Finance costs and unwinding of obligations	(296)	(231)	(196)	(166)	(139)
Fair value adjustment on $1.25bn bonds	(58)	-	-	-	-
Fair value adjustment on option component of convertible bonds	9	83	84	(1)	(33)
Fair value adjustment on mandatory convertible bonds	356	162	104	(55)	-
Share of associates and joint ventures’ (loss) profit	(162)	(30)	72	63	94
(Loss) profit before taxation	(2,533)	1,261	2,370	405	(121)
Taxation	333	(346)	(737)	(276)	(147)
(Loss) profit for the year	(2,200)	915	1,633	129	(268)

Allocated as follows
Equity shareholders	(2,230)	897	1,587	76	(320)
Non-controlling interests	30	18	46	53	52
	(2,200)	915	1,633	129	(268)
Basic (loss) earnings per ordinary share (cents)	(568)	232	411	20	(89)

Diluted (loss) earnings per ordinary share (cents)	(631)	177	355	20	(89)

Dividend per ordinary share (cents)	10	56	34	18	13

(1)	Comparative years have been restated for the adoption of IFRIC 20.
(2)	As originally published in home country.

	As at 31 December
	2013	2012(1)	2011(1)	2010(2)	2009(2)
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated balance sheet data
ASSETS
Non-current assets
Tangible assets	4,815	7,776	6,545	6,180	5,819
Intangible assets	267	315	210	194	177
Investments in associates and joint ventures	1,327	1,047	691	622	640
Other investments	131	167	186	237	175
Inventories	586	610	410	345	337
Trade and other receivables	29	79	76	152	106
Derivatives	-	-	-	1	5
Deferred taxation	177	97	79	20	61
Cash restricted for use	31	29	23	33	53
Other non-current assets	41	7	9	9	8
	7,404	10,127	8,229	7,793	7,381
Current assets
Other investments	1	-	-	-	-
Inventories	1,053	1,213	998	890	686
Trade and other receivables	369	472	354	247	191
Derivatives	-	-	-	-	330
Current portion of other non-current assets	-	-	-	1	-
Cash restricted for use	46	35	35	10	12
Cash and cash equivalents	648	892	1,112	575	1100
	2,117	2,612	2,499	1,723	2,319
Non-current assets held for sale	153	-	21	16	87
	2,270	2,612	2,520	1,739	2,406

Total assets	9,674	12,739	10,749	9,532	9,787

EQUITY AND LIABILITIES
Share capital and premium	7,006	6,742	6,689	6,627	5,805
Accumulated losses and other reserves	(3,927)	(1,269)	(1,706)	(2,638)	(2,905)
Shareholders’ equity	3,079	5,473	4,983	3,989	2,900
Non-controlling interests	28	21	137	124	130
Total equity	3,107	5,494	5,120	4,113	3,030

Non-current liabilities
Borrowings	3,633	2,724	2,456	2,569	654
Environmental rehabilitation and other provisions	963	1,238	782	589	451
Provision for pension and post-retirement benefits	152	221	195	191	159
Trade, other payables and deferred income	4	10	14	17	14
Derivatives	-	10	93	176	176
Deferred taxation	579	1,084	1,148	900	753
	5,331	5,287	4,688	4,442	2,207
Current liabilities
Borrowings	258	859	32	135	1,277
Trade, other payables and deferred income	820	979	751	705	582
Bank overdraft	20	-	-	-	-
Derivatives	-	-	-	-	2,525
Taxation	81	120	158	134	159
	1,179	1,958	941	974	4,543
Non-current liabilities held for sale	57	-	-	3	7
	1,236	1,958	941	977	4,550

Total liabilities	6,567	7,245	5,629	5,419	6,757
Total equity and liabilities	9,674	12,739	10,749	9,532	9,787
Number of ordinary shares as adjusted to reflect changes in share capital	402,628,406	383,320,962	382,242,343	381,204,080	362,240,669
Share capital (exclusive of long-term debt and redeemable preference shares)	16	16	16	16	16
Net assets	3,107	5,494	5,120	4,113	3,030

(1)	Comparative years have been restated for the adoption of IFRIC 20.
(2)	As originally published in home country.

Annual dividends

The table below sets forth the amounts of interim, final and total dividends declared in respect of the past five years in cents per ordinary share.

Year ended 31 December(1)	2013	2012	2011	2010	2009
South African cents per ordinary share
First quarter	50	200	80	70	50
Second quarter	50	100	-	-	-
Third quarter	-	100	90	65	60
Fourth quarter	-	50	90	-	-
Total	100	450	260	135	110

US cents per ordinary share(2)
First quarter	5	26	11	9	5
Second quarter	5	12	-	-	-
Third quarter	-	12	12	9	8
Fourth quarter	-	6	11	-	-
Total	10	56	34	18	13

(1)

During quarter three of 2011, the Company changed the frequency of dividend payments from half-yearly to quarterly. During 2013, the Company changed the frequency of dividend payments to be dependent upon the board’s ongoing assessment of AngloGold Ashanti’s earnings.

(2)	Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

For further information on the company’s policy on dividend distributions, see “Item 8A: Consolidated financial statements and other information – Dividends”.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On 2 April 2014, the interbank rate between South African rands and US dollars as reported by OANDA Corporation was R10.56/$1.00.

Year ended 31 December(2)	High	Low	Year end	Average (1)
2009	10.70	7.21	7.41	8.44
2010	8.08	6.57	6.64	7.34
2011	8.60	6.49	8.14	7.27
2012	8.95	7.46	8.47	8.20
2013	10.51	8.47	10.49	9.63
2014(3)	11.25	10.47	10.56	10.84

(1)	The average rate of exchange on the last business day of each month during the year.
(2)	Based on the interbank rate as reported by OANDA Corporation.
(3)	Through to 2 April 2014.

Exchange rate information for the months of (1)	High	Low
October 2013	10.09	9.76
November 2013	10.39	9.97
December 2013	10.51	10.16
January 2014	11.25	10.47
February 2014	11.19	10.76
March 2014	10.89	10.57
April 2014(2)	10.57	10.56

(1)	Based on the interbank rate as reported by OANDA Corporation.
(2)	Through to 2 April 2014.

3B.	CAPITALISATION AND INDEBTEDNESS

Not applicable.

3C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.	RISK FACTORS

This section describes many of the risks that could affect AngloGold Ashanti. There may, however, be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material. Additional risks may arise or become material subsequent to the date of this document. These risks, either individually or simultaneously, could significantly affect the group’s business, financial results and the price of its securities.

Risks related to AngloGold Ashanti’s results of operations and financial condition as a result of factors that impact the gold mining industry generally.

Commodity market price fluctuations could adversely affect the profitability of operations.

AngloGold Ashanti’s revenues are primarily derived from the sale of gold and, to a lesser extent, uranium, silver and sulphuric acid. The company’s current policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond the company’s control. For example, the market price of gold may change for a variety of reasons, including:

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

The market price of gold has been and continues to be significantly volatile. During 2013, the gold price traded from a low of $1,189 per ounce to a high of $1,691 per ounce. On 2 April 2014, the afternoon fixing price for gold on the London Bullion Market was $1,292 per ounce. The price of gold is often subject to sharp, short-term changes; for example, during the period from Friday, 12 April 2013, through to Monday, 15 April 2013, the price of gold dropped by $228 per ounce. While the overall supply of and demand for gold can affect its market price, the considerable size of historical mined (i.e., above ground) stocks of the metal means that these factors typically do not affect the gold price in the same manner or degree compared to other commodities. In addition, the shift in demand from physical gold to investment and speculative purposes may exacerbate the volatility of the gold price.

During 2012 and 2013, a correlation existed between the central banks’ policies and the price of gold, with the price falling at the prospect of the end of quantitative easing in some of the main economies. For example, on 19 June 2013, Chairman Ben Bernanke of the Federal Reserve announced that the Federal Reserve may begin reducing its quantitative easing programme in 2013. During the course of the following week, the price of gold fell to $1,180 per ounce, its lowest level in 34 months. Effecting any reduction in the Federal Reserve’s quantitative easing programme, or any future announcements or proposals by the Federal Reserve, or any of its board members or regional presidents, relating to any such reduction, may materially and adversely affect the price of gold and, as a result, our financial condition and results of operations.

A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects, or the continuity of existing operations, or to meet our operational targets or to make other long-term strategic decisions. Lower and more volatile gold prices, together with other factors, have led us to alter our expansion and development strategy and consider ways to align our asset portfolio to take account of such expectations and trends. A further sustained decrease in the price of gold, such as the decrease experienced in 2013, could also have a material adverse effect on AngloGold Ashanti’s financial condition and results of operations, as it may be unable to quickly adjust its cost structure to reflect the reduced gold price environment. During 2013, AngloGold Ashanti reviewed the carrying value of its mining assets (including ore stockpiles), goodwill and intangibles and, based on revised forecast gold prices, booked a charge in relation to impairments and revaluation of net realisable value of its mining assets (including ore stockpiles), goodwill and intangibles of $3,245 million. In addition, AngloGold Ashanti is obliged to meet certain financial covenants under the terms of its borrowing facilities and its ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold. The use of lower gold prices in reserve calculations and life-of-mine plans could also result in material impairments of the company’s investment in mining properties or a reduction in its Ore Reserve estimates and corresponding restatements of its Ore Reserves and increased amortisation, reclamation and closure charges.

The spot price of uranium has been volatile in past years. During 2013, the price varied between a low of approximately $34 per pound and a high of $44 per pound. On 2 April 2014, the spot price of uranium was $34 per pound. Uranium prices can be affected by several factors, including demand for nuclear reactors, uranium production shortfalls and restocking by utilities. Events like those surrounding the earthquake and tsunami that occurred in Japan in 2011 can also have a material impact on the price of and demand for uranium.

The price of silver has also experienced significant fluctuations. From a high of $32 per ounce in January 2013, the price declined to a low of $18 per ounce by June 2013. By December 2013, the price had increased to approximately $20 per ounce.

Factors affecting the price of silver include investor demand, physical demand for silver bars, industrial and retail off-take, and silver coin minting. On 2 April 2014, the price of silver was $20 per ounce.

Furthermore, government policies, including taxes and duties, may affect the demand for gold. For example, over the course of 2013, the Indian Finance Ministry increased gold import duties from 2% to 10% with the most recent increase to 10% occurring in August 2013. In addition, at least a fifth of gold imported into India must be exported. Such increases, and any similar import duty increases in India or other large gold importing countries, could adversely affect demand for, and consequently prices of, gold.

If revenue from sales of gold, uranium, silver or sulphuric acid falls below their respective cost of production for an extended period, AngloGold Ashanti may experience losses and curtail or suspend some or all of its exploration projects and existing operations or sell underperforming assets. Declining commodities prices may also force a reassessment of the feasibility of a particular project or projects, which could cause substantial delays or interrupt operations until the reassessment can be completed.

Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Gold is principally a US dollar-priced commodity and most of the company’s revenues are realised in, or linked to, US dollars whilst production costs are largely incurred in the local currency where the relevant operation is located. Given the company’s global operations and local foreign exchange regulations, some of its funds are held in local currencies, such as the South African rand, Ghanaian cedi, Brazilian real, Argentinean peso and the Australian dollar. The weakness of the U.S. dollar against local currencies results in higher production costs in U.S. dollar terms. Conversely, the strengthening of the dollar lowers local production costs in U.S. dollar terms.

From time to time, AngloGold Ashanti may implement currency hedges intended to reduce exposure to changes in the foreign currency exchange. Such hedging strategies may not however be successful, and any of AngloGold Ashanti’s unhedged exchange payments will continue to be subject to market fluctuations.

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results. For example, the company estimates that a 1 percent strengthening of all of the South African rand, Brazilian real, the Argentinean peso or the Australian dollar against the US dollar will, other factors remaining equal, result in an increase in total cash costs of approximately $6 per ounce or approximately 1 percent of the company’s total cash costs.

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

The price of oil has been volatile, fluctuating between $98 and $120 per barrel of Brent Crude in 2013. As of 2 April 2014, the price of oil was at $104 per barrel of Brent Crude. AngloGold Ashanti estimates that for each US dollar per barrel rise in the oil price, other factors remaining equal, the total cash costs of all its operations increases by approximately $0.75 per ounce. The cash costs of certain of the company’s mines, particularly Sadiola, Siguiri, Geita, Navachab, Cripple Creek & Victor, and Tropicana are most sensitive to changes in the price of oil.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. For example, the price of flat hot rolled coil (North American Domestic FOB) steel traded between $570 per tonne and $683 per tonne in 2013. On 2 April 2014, the price of flat hot rolled coil (North American Domestic FOB) was $634 per tonne.

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

In South Africa, the company’s operations are dependent on electricity supplied by one state-owned power generation company, Eskom. Electricity is used for most business and safety-critical operations that include cooling, hoisting and dewatering. Loss of power can therefore impact production, employee safety and prolonged outages could lead to flooding of workings and ore sterilisation. In 2008, Eskom and the South African government declared a national emergency and warned that they could no longer guarantee the availability of electricity due to a national supply shortage blamed on coal supply shortages and unplanned generation-set outages as a result of maintenance backlog and asset age. The entire country went into a programme of rolling blackouts and AngloGold Ashanti and other mining companies operating in South Africa were forced in late January until mid-March of 2008 to temporarily suspend mining operations at their mines.

In addition, lightning or other damage to power stations can result in power interruptions at our operations. In this regard, AngloGold Ashanti’s two main operational sites in the West Wits region in South Africa had all main power interrupted between 13 March 2013 and 15 March 2013 after a fire caused by lightning damaged a transformer at a main regional substation.

The power supply to AngloGold Ashanti’s South African operations may be curtailed or interrupted again in the future. A warning of the “very high” risk of blackouts was re-issued at the start of 2011 and each year since. On 20 February 2014, Eskom declared a power emergency pursuant to its regulatory protocols to protect the national electricity grid. The power emergency was caused by the loss of additional generating units, reduced imports resulting from failure of power lines from Cohara Bassa in Mozambique, and the extensive use of emergency reserves. Eskom alerted key industrial customers including AngloGold Ashanti, asking them to reduce their load by a minimum of 10 percent during critical periods.

While a national energy conservation programme is in place, Eskom cannot guarantee that there will be no power interruptions and is again facing very tight supply reserve margins in 2014, which can be expected to continue at least until the new coal-fired Medupi Power Station starts to come on line, which is scheduled for the second half of 2014.

Eskom and the National Energy Regulator of South Africa (NERSA) recognise the need to increase electricity supply capacity and a series of tariff increases and proposals have been enacted to assist in the funding of this expansion. In 2010, NERSA originally approved an increase of 24.8 percent for 2010, 25.8 percent for 2011, 25.9 percent for 2012, and 16.0 percent for 2013. The actual increase implemented for 2012 was lowered to 16.09 percent after government intervention. In February 2013, NERSA announced that Eskom would be allowed to increase electricity tariffs for the five year period that began in April 2013 at an average yearly increase of 8 percent, which is half of that sought by the utility in its application. There can be no assurance as to the existence or nature of any government intervention with respect to tariff increases in the future. As energy represents a large proportion of the company’s operating costs in South Africa, these increases have had, and any future increases will have, a materially adverse impact on the cash costs of its South African operations.

The company has also identified a risk of energy shortages in Argentina, Ghana and the DRC. All the company’s mining operations in Ghana depend on hydroelectric power supplied by the state-controlled Volta River Authority (VRA), which is supplemented by thermal power from the Takoradi plant and a smaller unit at Tema. During periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam, the VRA’s primary generation source, may be curtailed as occurred in 1998, 2006 and 2007. During periods of limited electricity availability, the grid is subject to disturbances and voltage fluctuations which can damage equipment. Recent disruptions in natural gas supply from Nigeria, via the West Africa Gas Pipeline, has led to some reduction in thermal generation capacity and the use of more expensive light crude oil which is putting upward pressure on power tariffs. In the past, the VRA has obtained power from neighbouring Côte d’Ivoire, which has intermittently experienced political instability and civil unrest. AngloGold Ashanti negotiates rates directly with the VRA and the VRA may not agree to a satisfactory rate during future rounds of negotiations.

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

AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. The global financial markets have experienced considerable volatility from uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns remain regarding the sustainability of the European Monetary Union and its common currency, the Euro, in their current form, as well as the negative impacts of the downgrade of the sovereign credit rating of the Republic of South Africa in 2012 and 2013. These conditions and other disruptions to international credit markets and financial systems caused a loss of investor confidence and resulted in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Aggressive measures taken by governments and central banks have only recently corresponded with some signs of economic recovery and any recovery is slow and limited in geographic scope. A significant risk, however, remains that these measures may not prevent the global economy from falling back into an even deeper and longer lasting recession or even a depression.

Continued or worsening global economic turmoil may have follow-on effects on AngloGold Ashanti’s business that include inflationary cost pressures and commodity market fluctuations. Other effects that could negatively affect AngloGold Ashanti’s’ financial results and results of operations include, for example:

•	the insolvency of key suppliers or contractors which could result in contractual breaches and a supply chain breakdown;
•	the insolvency of one or more joint venture partners which could result in contractual breaches and disruptions at the operations of the company’s joint ventures;
•

changes in other income and expense which could vary materially from expectations, depending on gains or losses realised on the sale or exchange of financial instruments, and impairment charges that may be incurred with respect to investments;

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

Uncertainty regarding global economic conditions may increase volatility or negatively impact the market value of our securities.

Inflation may have a material adverse effect on results of operations.

Many of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods. It is possible that significantly higher future inflation in the countries in which the company operates may result in an increase in operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect on the company’s results of operations and financial condition. Significantly higher and sustained inflation, with a consequent increase in operational costs, could result in the rationalisation (including closure) of higher cost mines or projects.

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

There are a number of uncertainties inherent in the development and construction of a new mine or the extension of an existing mine. In addition to those discussed above, these uncertainties include the:

•	timing and cost of construction of mining and processing facilities, which can be considerable;
•	availability and cost of mining and processing equipment;
•	availability and cost of skilled labour, power, water and transportation;
•	availability and cost of appropriate smelting and refining arrangements;
•	applicable requirements and time needed to obtain the necessary environmental and other governmental permits; and
•	availability of funds to finance construction and development activities.

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

AngloGold Ashanti may prove unable to successfully develop the La Colosa and Gramalote projects in Colombia, as well as other potential exploration sites due to difficulties that could arise in relation to, for example, social and community opposition, litigation, ore body grades, definition of adequate reserves and resources, and the time taken to prove project feasibility that could result in the expiry of permits. For example, on 11 March 2013, Cortolima, a regional environmental authority in Colombia, issued an injunction against AngloGold Ashanti’s Colombian subsidiary, AngloGold Ashanti Colombia S.A. (AGAC), alleging that the subsidiary was operating without proper permits and was engaging in activity that was harmful to the environment. Furthermore, at around the same period in time, access to an AngloGold Ashanti drilling site was blockaded by residents of a nearby community. AGAC’s subsequent request to have the injunction annulled was denied by the Director of Cortolima on 27 May 2013, and as a result, the injunction remains in place. Local residents of a near-by community, as well as, local and regional government voted in a non-binding referendum to prevent certain mining activities in the Piedras municipality. Local authorities have attempted to introduce regulatory measures seeking to implement such preventative measures and AGAC has initiated legal proceedings challenging such measures. As a result, protracted litigation may ensue, which could adversely affect AngloGold Ashanti’s ability to conduct any mining or related activities in that area.

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

Feasibility studies and other project evaluation activities necessary to determine the current or future viability of a mining operation are often unproductive. Such activities often require substantial expenditure on exploration drilling to establish the presence, extent and grade (metal content) of mineralised material. AngloGold Ashanti undertakes feasibility studies to estimate the technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes. These activities are undertaken to estimate the Ore Reserve.

Once mineralisation is discovered, it may take several years to determine whether an adequate Ore Reserve exists, during which time the economic feasibility of the project may change due to fluctuations in factors that affect both revenue and costs, including:

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

These estimates depend on assumptions made on available data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates and impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortisation rates, asset carrying amounts, provisions for closure, restoration and environmental rehabilitation costs.

AngloGold Ashanti undertakes annual revisions to its Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology, model revisions and fluctuations in production, forecasts of commodity prices, economic assumptions and operating and other costs. These factors may result in reductions in Ore Reserve estimates, which could adversely affect life-of-mine plans and consequently the total value of the company’s mining asset base. Ore Reserve restatements could negatively affect the company’s results of operations, as well as its financial condition and prospects.

The increased overall demand for gold and other commodities, combined with a declining rate of discovery of new gold Ore Reserve in recent years, has resulted in the accelerated depletion of the existing Ore Reserve across the global gold sector. AngloGold Ashanti therefore faces intense competition for the acquisition of attractive mining properties. From time to time, the company evaluates the acquisition of an Ore Reserve, development properties or operating mines, either as stand-alone assets or as part of existing companies. AngloGold Ashanti’s decision to acquire these properties has been based on a variety of factors including historical operating results, estimates and assumptions regarding the extent of the Ore Reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the Ore Reserve.

As a result of these uncertainties, exploration and acquisitions by the company may not result in the expansion or replacement of current production or the maintenance of its existing Ore Reserve net of production or an increase in Ore Reserve. AngloGold Ashanti’s results of operations and financial condition are directly related to the success of its exploration and acquisition efforts and the ability to replace or increase the existing Ore Reserve. If the company is not able to maintain or increase its Ore Reserve, its results of operations as well as its financial condition and prospects could be adversely affected.

Mining companies face many risks related to their operations that may adversely impact cash flows and overall profitability.

Gold mining is susceptible to events that may adversely impact a mining company’s ability to produce gold and meet production and cost targets. These events include, but are not limited to:

•	environmental, as well as health and safety, incidents during production or transportation resulting in injury, loss of life, or damage to equipment;
•	ground and surface water pollution;
•	social or community disputes or interventions;
•	security incidents;
•	surface or underground fires or explosions;
•	electrocution;
•	falls from heights and accidents relating to mobile machinery, including shaft conveyances and elevators, drilling blasting and mining operations;
•	labour force disputes and disruptions;
•	loss of information integrity or data;
•	activities of illegal or artisanal miners;
•	shortages in material and equipment;
•	mechanical failure or breakdowns and ageing infrastructure;
•	failure of unproven or evolving technologies;
•	energy and electrical power supply interruptions or rationing;
•	unusual or unexpected geological formations, ground conditions, including lack of mineable face length, and ore-pass blockages;
•	water ingress and flooding;
•	process water shortages;
•	metallurgical conditions and gold recovery;
•	unexpected decline of ore grade;
•	unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
•	fall-of-ground accidents in underground operations;
•	cave-ins, sinkholes, subsidence, rock falls, rock bursts, or landslides;
•	failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles and tailings dam walls;
•	legal and regulatory restrictions and changes to such restrictions;
•	safety-related stoppages;
•	gold bullion theft;
•	corruption, fraud and theft;
•	allegations of human rights abuses;
•	seismic activity; and
•	other natural phenomena, such as floods, droughts or weather conditions, potentially exacerbated by climate change.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite modifications to mine layouts and support technology, as well as other technological improvements employed with a view to minimising the incidence and impact of seismic activity, seismic events have caused death and injury to employees and contractors and seismic activity may do so again in the future, and have in the past, and may again result, in concomitant safety-related stoppages.

Seismic activity may also cause a loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, in early 2011, mining of the Ventersdorp Contact Reef shaft pillar at Tau Tona was suspended following a significant seismic event. New equipment had to be purchased and the shutdown contributed to the decline in the operational output of the mine as compared to the previous year.

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

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to the company’s business operations and affect capital and operating costs. These infrastructures and services are often provided by third parties whose operational activities are outside the control of the company.

Interferences in the maintenance or provision of infrastructure, including unusual weather phenomena, sabotage and social unrest could impede the company’s ability to deliver its products on time and adversely affect AngloGold Ashanti’s business, results of operations and financial condition.

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

The mining industry is competitive in all of its phases. AngloGold Ashanti competes with other mining companies and individuals for specialised equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets. These competitors may have greater financial resources, operational experience and technical capabilities than AngloGold Ashanti. Competition may increase AngloGold Ashanti’s cost of acquiring suitable claims, properties and assets.

Mining companies are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to extensive health and safety laws and regulations in every jurisdiction they operate in. These laws and regulations are, along with international and industry standards, designed to protect and improve the safety and health of employees and require extensive compliance measures.

From time to time, new or updated health and safety laws, regulations and standards are introduced and may be more stringent than those to which AngloGold Ashanti is currently subject. Should compliance with these laws, regulations and standards require a material increase in expenditure or material changes or interruptions to operations or production, including as a result of any failure to comply with applicable regulations, the company’s results of operations and financial condition could be adversely affected. Furthermore, AngloGold Ashanti continues to implement its enhanced safety programme, which could result in additional costs for the company.

In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, in particular, so-called ‘Section 54 safety stoppages’ have become a significant issue. In 2013, fifty notices were issued that had a material impact on production at these mines. While in 2013, partial mine stoppages rather than full mine stoppages were applied, in previous years, the Inspector of Mines ordered the shutdown of entire mines in cases of relatively minor violations, which had a material impact on production at these mines. In particular, the Inspector issued Kopanang eleven Section 54 notices during 2011. Each notice resulted in Kopanang suspending operations either fully or partially in order to comply with the inspector’s recommendations on safety. Safety-related stoppages resulted in the direct loss of 72,900, 72,400 and 32,800 ounces of gold production from the South Africa region operations during 2011, 2012 and 2013, respectively.

A working group comprised of the inspectorate, the mining industry and organised labour has been formed to address the trend of increasing safety stoppages in South Africa. However, the working group may not agree on how to address this issue and the number of safety stoppages may continue or even increase in the future.

AngloGold Ashanti’s reputation could be damaged by any significant governmental investigation or enforcement of health and safety laws, regulations or standards. Any of these factors could have a material adverse effect on the company’s results of operations and financial condition.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and loss of ‘social licence to operate’, and could adversely impact mining companies’ financial condition.

As a result of public concern about the perceived ill effects of economic globalisation, businesses in general and large multinational mining corporations such as AngloGold Ashanti in particular face increasing public scrutiny of their activities.

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

Mining operations must be designed to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, or by relocating the affected people to an agreed location. Responsive measures may also include the full restoration of livelihoods of those impacted. In addition, AngloGold Ashanti is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard the Social and Labour plan provisions of our mining rights must make provision for local economic development (“LED”) programmes that take into account the social and economic conditions in areas in which their mines operate. The LED programmes must take into account the key economic activities of the area in which AngloGold Ashanti operates its mines, the impact its mines will have on the local and labour-sending communities, various infrastructure and poverty eradication projects its mines may be supporting in connection with integrated development plans in the areas its mines operate and also must provide for measures that assist in addressing housing and living conditions of its employees.

In addition, as AngloGold Ashanti has a long history of mining operations in certain regions, issues may arise regarding historical as well as potential future environmental or health impacts in those areas. For example, certain parties, including non-governmental organisations, community groups and institutional investors, have raised concerns and, in the case of some individuals in Obuasi, threatened or commenced litigation, relating to air pollution or surface and ground water quality, among other issues, in the area surrounding the company’s Obuasi and Iduapriem mines in Ghana, including potential impacts to local rivers and wells used for water from heavy metals, arsenic and cyanide as well as sediment and mine rock waste.

Disputes with surrounding communities may also affect mining operations, particularly where they result in restrictions of access to supplies and to mining operations. The miners’ access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Access to land and land use is of critical importance to the company for exploration and mining, as well as for ancillary infrastructure. In some cases, AngloGold Ashanti has had difficulty gaining access to new land because of perceived poor community compensation practices. For example, compensation remains a significant area of concern in Siguiri in Guinea. In 2011, a violent community protest interrupted operations for three days, which contributed to the operation’s decline in production as compared to 2010. Delays in projects attributable to a lack of community support can translate directly into a decrease in the value of a project or into an inability to bring the project to production.

The cost of measures and other issues relating to the sustainable development of mining operations could place significant demands on personnel resources, could increase capital and operating costs and could have an adverse impact on AngloGold Ashanti’s reputation, results of operations and financial condition.

Mining companies are subject to extensive environmental laws and regulations.

Mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate, in addition to international standards. These regulations and standards establish limits and conditions on a miner’s ability to conduct its operations and govern, among other things, extraction, use and conservation of water resources; air emissions (including dust control); water treatment and discharge; regulatory and community reporting; clean-up of contamination; community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials, and mine tailings.

The cost of compliance with environmental laws and regulations is expected to continue to be significant to AngloGold Ashanti. AngloGold Ashanti could incur fines, penalties and other sanctions, clean-up costs, and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental laws and regulations or the terms of AngloGold Ashanti’s permits. For example, the Ghana Environmental Protection Agency (“Ghana EPA”) permit for AngloGold Ashanti’s operations at Obuasi expired on 31 March 2014. AngloGold Ashanti filed its application for permit renewal in a timely fashion, but the Ghana EPA has not yet issued a renewal permit. AngloGold Ashanti is in communication with the Ghana EPA regarding the timing of its processing of AngloGold Ashanti’s application and the scope and terms of any renewal permit, specifically as this matter relates to AngloGold Ashanti’s consideration of potential rationalisation or other plans for the mine, as well as the Obuasi operation’s continued maintenance of the environmental bond for future rehabilitation activities at the site and on-going obligations with respect to water quality management and treatment or disposal of dust piles.

In addition, unknown environmental hazards may exist on the company’s properties which may have been caused by previous owners or operators. An incident at AngloGold Ashanti’s operations could lead to obligations to remediate environmental contamination and claims for property damage and personal injury from adjacent communities and other consequences. Incidents at AngloGold Ashanti operations and other companies’ operations could result in the tightening of regulatory requirements and restrictions on mining operations.

For example, in 2010, AngloGold Ashanti’s Obuasi mine in Ghana suspended gold processing operations for five days to implement a revised water management strategy aimed at reducing contaminants contained in its discharge. Brief stoppages after environmental incidents, such as pipeline failures, have occurred more recently at that mine. Furthermore, following a temporary suspension of operations at the Iduapriem mine, the company, with the approval of the Ghana Environmental Protection Agency, constructed an interim tailings storage facility for tailings deposition for a year while a new tailings storage facility was being constructed.

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

For example, in Colombia, various plaintiffs, including associations that represent local communities, brought legal proceedings against AngloGold Ashanti Colombia S.A. (AGAC) alleging that AGAC violated applicable environmental laws in connection with the La Colosa project. If the plaintiffs were to prevail, AGAC’s three core concession contracts relating to the La Colosa project may be cancelled. AGAC would be required to abandon the La Colosa project and all other existing mining concession contracts and pending proposals for new mining concession contracts of AGAC, though not those of other companies of the AngloGold Ashanti group operating in Colombia. In addition, AGAC would be banned from doing business with the Colombian government for a period of five years. See Item 8A.: – “Legal proceedings”.

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

AngloGold Ashanti’s operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits that govern usage and require, among other things, that mining operations maintain certain water quality upon discharge. Water quality and usage are areas of concern globally, such as with respect to the company’s mining operations in Ghana and South Africa and its exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure by the company to secure access to suitable water supplies, or achieve and maintain compliance with applicable requirements of the permits or licenses, could result in curtailment or halting of production at the affected operation. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by the company to comply with water contamination rehabilitation directives may result in further, more stringent, directives being issued against the company, which may, in some cases, result in a temporary or partial shutdown of some of the company’s operations. Water scarcity has been identified as a significant risk at AngloGold Ashanti’s US operation in particular. Production at the Cripple Creek & Victor Gold Mining Company’s Cresson mine was adversely affected by a severe drought from 2010 through 2013 when the lack of water reduced percolation through the heap-leach pad which curtailed production and productivity.

Mining and mineral processing operations generate waste rock and tailings. The impact of dust generation, breach, leak, or failure of a waste rock or tailings storage facility, can be significant. An incident at our operations could lead to, among others, obligations to remediate environmental contamination and claims for property damage and personal injury from adjacent communities. Incidents at other companies’ operations could result in governments tightening regulatory requirements and restricting mining activities.

Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the impacted areas. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on life-of-mine profiles, changing inflation and discount rate assumptions, changing infrastructure and facilities design and current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse impact on AngloGold Ashanti’s financial condition.

AngloGold Ashanti’s discounted closure liability was $728 million as at 31 December 2013, compared with $841 million as at 31 December 2012. The changes were a consequence of a number of factors, most notably an increase in the group discount rate used in the calculation of the obligation and changes in the timing of the future cash outflows relating to the obligation. The group discount rate increased as a result of adjustments to both country, e.g. South Africa, and company credit ratings. Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information. Estimates may, however, be insufficient and further costs may be identified at any stage that may exceed the provisions that AngloGold Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company’s asset values, earnings and cash flows.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (GHGs) are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity. Currently, a number of international and national measures to address or limit GHG emissions, including the Bali Action Plan and the Durban Platform, are in various phases of discussion or implementation in the countries in which the company operates. In particular, the Durban Platform commits all parties to the conference to develop a global mitigation regime which could take effect in 2020, with the specific terms of that legally binding accord, including individual targets, to be finalised by 2015. These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. For example, in 2012, the Australian Government introduced a carbon tax on GHG emissions; the new government, elected in 2013, has however announced its intention to repeal the tax, and the Clean Energy Legislation (Carbon Tax Repeal) Bill 2013 was introduced into the Federal Parliament on 13 November 2013. There can be no assurance that Australia’s carbon tax will be repealed.

In February 2013, the South African Minister of Finance announced the intention to introduce a carbon tax in 2016. Other countries, including Brazil and the United States, have passed or are considering GHG trading or tax schemes, and/or other regulation of GHG emissions, although the precise impact on AngloGold Ashanti’s operations cannot yet be determined.

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

Compliance with ‘conflict minerals’ and ‘responsible gold’ legislation and standards could result in significant costs.

More stringent standards relating to ‘conflict minerals’ and ‘responsible’ gold that include the: US Dodd-Frank Act; European Legislative proposal for conflict minerals; Organisation for Economic Cooperation and Development Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas; World Gold Council Conflict Free Gold Standard; and London Bullion Market Association Responsible Gold Guidance have been introduced.

Any such legislation and standards may result in significant costs to ensure and demonstrate compliance, and difficulties in the sale of gold emanating from certain areas. The complexities of the gold supply chain, especially as they relate to ‘scrap’ or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold. As a result of the uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a ‘conflict mineral’ would be too burdensome for the company’s customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on AngloGold Ashanti’s financial results.

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

Furthermore, supply chains and rates can be impacted by natural disasters, such as earthquakes, extreme weather patterns and climate change, as well as other phenomena that include unrest, strikes, theft and fires. For example, a three-week transport strike in 2012 delayed the supply of consumables in South Africa. Although potential supply chain disruption in Mali, as a result of the coup d’état and the proliferation of armed combat in 2012 and 2013, has been avoided to date by well managed consumable stock holding, any return to instability or armed conflict in the country could present material supply chain difficulties. Moreover, although potential gold doré export disruptions at Geita, the result of an attempted gold heist, and in Mali, following the closure of Bamako International Airport, were minimised with the introduction of alternative transportation arrangements, such alternatives may not be available upon the occurrence of similar or more severe situations in the future. In February 2013, a fire destroyed the heavy mining equipment stock of spares and components at the Geita gold mine. If AngloGold Ashanti experiences shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment or processing plant, the company might have to suspend some of its operations and its results of operations and financial condition could be adversely impacted.

Diversity in interpretation and application of accounting literature in the mining industry may impact reported financial results.

The mining industry has limited industry-specific accounting literature. As a result, there is diverse interpretation and application of accounting literature on mining specific issues. AngloGold Ashanti, for example, capitalises drilling and costs related to defining and delineating a residual mineral deposit that has not been classified as a ‘Proven and Probable Reserve’ at a development project or production stage mine. Some companies may, however, expense such costs.

As and when this diverse interpretation and application is addressed, the company’s reported results could be adversely impacted should the adopted interpretation differ from the position it currently follows.

Failure to comply with laws, regulations, standards, contractual obligations whether following a breach or breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licences or permits, negative effects on our reported financial results, and adversely affect our reputation.

AngloGold Ashanti’s operations must comply with the United States Foreign Corrupt Practices Act and similar anti-corruption and anti-bribery laws of the jurisdictions in which AngloGold Ashanti operates. There has been a substantial increase in the global enforcement of these laws. Although AngloGold Ashanti has a compliance programme in place designed to reduce the likelihood of violations of such laws, any violation could result in significant criminal or civil sanctions. Since AngloGold Ashanti operates globally in multiple jurisdictions, including those with less developed political and regulatory environments, and within numerous and complex frameworks, its governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance practices.

AngloGold Ashanti’s Code of Business Principles and Ethics, among other policies, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behaviour, including bribery or corruption, nor guarantee compliance with legal and regulatory requirements, and breaches may not be detected by management.

Sanctions for failure by the company or others acting on its behalf to comply with these laws, regulations, standards and contractual obligations could include fines, penalties, imprisonment of officers, litigation, and loss of operating licences or permits, suspensions of operations, negative effects on AngloGold Ashanti’s reported financial results and may damage the company’s reputation. Such sanctions could have a material adverse impact on the company’s financial condition and results of operations.

Breaches in information technology security and governance process may adversely impact business activities.

AngloGold Ashanti maintains global information technology and communication networks and applications to support its business activities.

The sophistication and magnitude of cybersecurity incidents are increasing and include: malicious software; attempts to gain unauthorised access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of AngloGold Ashanti systems and networks or financial losses from remedial actions.

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

Risks related to AngloGold Ashanti’s results of operations and financial condition as a result of factors specific to the company and its operations

AngloGold Ashanti does not have any gold hedging instruments or long-term sales contracts, exposing the company to potential gains from subsequent commodity price increases but exposing it entirely to subsequent commodity price decreases.

We removed the last of our gold hedging instruments in October 2010 to provide greater participation in a rising gold price environment. As a result, AngloGold Ashanti no longer has any protection against declines in the market price of gold. A sustained decline in the price of gold could adversely impact the company’s operating results and its financial condition.

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

Following the downgrade of South Africa’s sovereign debt rating as a result of strikes, social tension and policy uncertainty in South Africa, AngloGold Ashanti was placed on ‘credit watch negative’ by a rating agency on 17 October 2012. In July 2013, two ratings agencies lowered the company’s long-term credit rating. The reason for the latest reduction was given as agency concern that AngloGold Ashanti will generate negative free cash flow and would experience a more pronounced rise in debt with significantly lower gold prices than previously assumed.

Any such downgrade by ratings agencies could increase the cost of capital, reduce the investor base and negatively and materially affect AngloGold Ashanti’s business, results of operations and financial condition.

Labour unrest, activism and disruptions (including protracted stoppages) could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti employees in South Africa, Ghana, Guinea and Argentina, are highly unionised. Trade unions, therefore, have a significant impact on the company’s labour relations, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the company’s operations, particularly where the labour force is unionised or there is inter-union rivalry. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with retrenchments, strikes or labour unrest in other sectors of the economy and for political goals. Labour unrest in South Africa can also be fuelled by migrant labour conditions and mine worker debt levels. Furthermore, such labour disruptions may themselves affect or be perceived to affect local political and social stability. Acts or vandalism affecting mines and mine equipment are possible during periods of labour unrest.

For example, following a wave of labour unrest and unprotected strike action that took place throughout the South African mining, transport and agricultural sectors since early August 2012, workers from AngloGold Ashanti’s Kopanang mine, three West Wits mines and the Vaal River region’s other operations engaged in unprotected strikes in September 2012. More than 100,000 miners were involved in the strikes across the mining sector during the last four months of 2012. Workers at AngloGold Ashanti mines in South Africa have also staged sit-ins which prompted the company to suspend operations at some of its mines. These work stoppages pose significant safety risks and operating challenges. The protracted period of inactivity caused by the strike, coupled by the depth of the affected mines, has complicated the consequent ramping up of production following the termination of the strikes and has resulted in a lengthened ramp-up period to ensure employee safety. The unprotected strike action at the South African operations had an adverse impact on the company’s third quarter results and significantly adversely impacted its fourth quarter results. The company estimates that the unprotected strike action cost approximately 235,000 ounces in lost production due to the work stoppages and the slow ramp-up to full production. In late April 2013, a number of workers at Moab Khotsong and all workers at Mponeng failed to report for their shifts in a dispute over Saturday working arrangements but returned soon after. Subsequently around 600 workers were dismissed for disciplinary reasons after the strikes. Furthermore, AngloGold Ashanti experienced a 48-hour strike at its Vaal River operations in September 2013.

In addition, the emergence of the Association of Mineworkers and Construction Union (“AMCU”), a relative newcomer with respect to AngloGold Ashanti’s South African operations and the gold sector as a whole, impacted productivity in 2013, as employees changed union affiliations and rivalry with the established National Union of Mineworkers increased. This was evidenced during the first half of 2013 by sporadic, unprotected work interruptions at some operations and some incidents of violence and intimidation.

Lower production and payroll increases resulting from the labour disruptions have adversely impacted the financial performance of all South African operations, threatening viability in some cases and similar disruptions in the future may have a material adverse effect on the company’s results of operations and financial condition. For example, subsequent to the 2012 strikes, AngloGold Ashanti, along with its major gold-producing peers in South Africa, increased the entry-level pay of employees; established a new pay category for equipment operators; provided an allowance for rock-drill operators; and increased pay by 2 percent for most categories of workers. The net impact of the settlement on the payroll cost for AngloGold Ashanti is $16 million per annum.

In South Africa, amendments to labour legislation have been proposed, which, if implemented, may have negative consequences for the company. For example, the proposed amendment with respect to labour brokers could mandate that labourers who are provided by labour brokers to perform certain services for us could be viewed as AngloGold Ashanti’s employees, which could increase its labour costs and reduce operational flexibility.

In South Africa, the restructuring of mining operations that result in lay-offs or redundancies are currently a highly contentious matter. While the Department of Minerals and Energy does not have any statutory right on the basis of existing labour legislation to intervene in any such restructuring process, it may intervene by placing external pressure on mining companies in respect of the renewal or cancellation of their mining rights.

On 10 February 2014 workers employed by a contractor at Sadiola and Yatela went on a five day strike demanding improved redundancy payments. On 25 March 2014, the company signed an agreement to increase workers social benefits for workers at these mines.

Increased labour costs could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Labour costs represent a substantial proportion of the company’s total operating costs and at many operations, including its South African, Ghanaian and Tanzanian operations, constitute the company’s single largest component of operating costs. Failing to obtain any simultaneous increase in productivity, any change to the company’s wage agreements or other factors that could increase labour costs may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. In 2013, the cost of salaries and wages increased by around 9 percent over 2012 levels.

In South Africa, the established practice is to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. In mid-July 2013, the Chamber of Mines of South Africa undertook wage negotiations on behalf of the gold sector. Wage negotiations were completed following the 48-hour strike at the company’s Vaal River operations and a wage agreement was extended to all employees irrespective of union affiliation. At present, the mining unions and gold mining companies in South Africa are in the first year of the latest two-year wage agreement, with the latest increases of up to 8 percent as well as increases in living-out allowances awarded to the majority of the workforce in September 2013. At the start of 2014, AMCU embarked upon protracted strike action in the platinum sector and served strike notices at three gold companies to challenge the extension of the 2013 Wage Agreement for AMCU members to obtain substantially higher wages. An interim interdict prohibiting the strike was granted to the Chamber of Mines by the Labour Court in Johannesburg in January 2014. AMCU must return to court on 14 March 2014 and explain why the interim interdict should not be made permanent. This was subsequently postponed to 5 June 2014.

As at 31 December 2013, approximately 59.4 percent of the company’s workforce, excluding contractors, were located in South Africa.

AngloGold Ashanti’s results may be further impaired if it incurs penalties for failing to meet standards set by labour laws regarding workers’ rights or incurs costs complying with new labour laws, rules and regulations. For example, employment law in South Africa imposes monetary penalties for neglecting to report to government authorities on progress made towards achieving employment equity in the workplace. Ghanaian law also contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. In Australia, the federal government has recently introduced a new industrial relations system that includes ‘good faith bargaining’ obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution. Penalties and compliance costs, as well as increased costs due to laws and regulations less favourable to employers, could have a material adverse effect on the company’s results of operations and financial condition.

AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of its mining rights.

AngloGold Ashanti’s right to own and exploit Mineral Reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Currently, a significant portion of the company’s Mineral Reserves and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exploitation of these rights.

In each of the countries in which AngloGold Ashanti operates, the formulation or implementation of government policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and in extreme cases, nationalisation, expropriation or nullification of existing concessions, licenses, permits, agreements and contracts. In May 2012, for example, the Argentine government nationalised the oil company Yacimientos Petrolíferos Fiscales (YPF) by expropriating 51 percent of the shares from the majority Spanish shareholder.

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

Project implementation delays could result in licences not being renewed and the loss of mining rights. Some of AngloGold Ashanti’s mining concessions, authorisations, licences and permits are subject to expiry, limitations on renewal and various other risks and uncertainties. For example, Ashanti Goldfields Kilo SARL’s (“AGK”) licenses to mine the Mongbwalu concession in the Democratic Republic of the Congo (DRC) are up for renewal in 2014. AGK filed its renewal application in this regard in December 2012. AGK may not be successful in the renewal process or in retaining the license on the same terms. In addition, any dispute with governments or other stakeholders, including labour unions, involving an AngloGold Ashanti operation, as a result of rationalisation efforts or otherwise, could negatively affect AngloGold Ashanti’s relationship with such government or stakeholders in respect of other operations within the same country, which could result in adverse consequences, including unfavourable regulatory action, claims and labour disputes. Such adverse consequences could be exacerbated due to the holding company structure of AngloGold Ashanti’s subsidiaries in some of the countries in which it operates.

In October 2012, the DRC Mines Minister announced a proposed overhaul of the DRC’s mining code. The proposed laws seek to, among other things, increase the government stake in mining operations to 35 percent from the existing 5 percent, double royalties on some minerals, reduce in a significant way the protections AngloGold Ashanti currently enjoys on its projects in the DRC, impose significant limitations on the company’s ability to retain and renew licences and introduce a 50 percent levy on certain profits. Should such laws be enacted in the future, these may have a material adverse impact on the company’s results of operations in the DRC.

Moreover, AngloGold Ashanti’s mining rights in South Africa may be suspended or cancelled by the Minister of Mineral Resources, and we may be unable to obtain new mining rights if we breach our obligations under the MPRDA.

AngloGold Ashanti’s insurance does not cover most losses caused by the risks described above, see “– The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability”.

If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorisations or agreements to prospect or mine or to implement planned projects, or continue its operations, or comply with all laws, regulations or requirements, or do so within time-frames that make such plans and operations economically viable, or if the laws impacting the company’s ownership of its mineral rights, or the right to prospect or mine change materially, or should governments increase their ownership in the mines or nationalise them, AngloGold Ashanti’s results of operations and financial condition could be adversely affected.

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

Moreover, amendments to the laws regulating mining in South Africa became effective on 7 June 2013. One of these amendments relates to the possible “expropriation” of mine dumps that were created before the coming into effect of the Mineral and Petroleum Resources Development Act (“MPRDA”) on 1 May 2004. Although the legal position is not clear in this regard, it is possible that some pre-2004 mine dumps are now subject to the MPRDA and, as a result, the Minister of Mineral Resources may issue rights over such dumps to third parties.

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

AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy and projects, including any cost-cutting initiatives, temporary or permanent shutdowns, divestments and other portfolio rationalisation initiatives and any such strategy or project may not result in the anticipated benefits.

The successful implementation of the company’s business strategy and projects depends upon many factors, including those outside its control. For example: the successful management of costs will depend on prevailing market prices for input costs. The ability to grow the business will depend on the successful implementation of the company’s existing and proposed project development initiatives and continued exploration success, as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors.

AngloGold Ashanti is in the process of implementing initiatives relating to strategic alignment, portfolio review, restructuring and cost-cutting, temporary or permanent shutdowns, divestments, including in connection with the consolidation of its business activities and assets. Any future contribution of these measures to profitability will be influenced by the actual savings achieved and by the company’s ability to sustain these ongoing efforts. Strategic alignment, restructuring and cost-cutting initiatives may involve various risks, including, for example, labour unrest, operating licence withdrawal, and potential knock-on effects to other company projects and jurisdictions. The risk is elevated in South Africa, given calls for withdrawal of mining licences for ‘mothballed shafts’ and hostile reaction to proposed mining industry retrenchments. The risk may also be elevated in Ghana, where AngloGold Ashanti is considering potential rationalisation or other plans for the mine, and also in the DRC as the company seeks to reduce its interest in the Mongbwalu project, see “– AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of its mining rights”.

In addition, these measures may not be implemented as planned; turn out to be less effective than anticipated; only become effective later than anticipated; or not be effective at all. Any of these outcomes, individually or in combination, may adversely impact the company’s business, results of operations and financial condition.

Expectations for and trends in the price of gold, combined with increased costs for project financing and exploration in certain regions, have led AngloGold Ashanti to increase its efforts to focus capital expenditure on its highest quality assets, while freeing up capital by curtailing capital expenditure or suspending operations at those projects that the company believes are of lower quality. AngloGold Ashanti may also consider finding partners or conducting asset sales relating to certain of its projects. With respect to dispositions, the company may not be able to obtain prices that it expects for the assets it seeks to dispose of or divest some of its activities as planned or to obtain all of the required approvals, and the divestitures that are carried out could have a negative impact on AngloGold Ashanti’s business, results of operations, financial condition and reputation.

AngloGold Ashanti may also prove unable to deliver on production targets, including in potentially critical areas as well as on the timely, cost-effective and successful execution, including ramping-up, of key capital projects, including at the Tropicana project in Australia, and the Kibali project in the DRC.

Unforeseen difficulties, delays or costs may adversely affect the successful implementation of AngloGold Ashanti’s business strategy and projects, and such strategy and projects may not result in the anticipated benefits. For example, in South Africa, the company experienced declining production rates (1.21 million ounces of gold in 2012, compared with 1.62 million ounces of gold in 2011, and 1.78 million ounces in 2010), principally due to continued safety and associated stoppages, mining flexibility constraints and overall falls in grades. The significant decrease in 2012 was also mainly attributable to the industrial strike action at the company’s South African mines, which resulted in the loss of production of 235,000 ounces of gold. In 2013 however, AngloGold Ashanti produced 1.30 million ounces from its South African operations.

Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the company to new geographic, political, legal, social, operating, financial and geological risks.

AngloGold Ashanti may pursue the acquisition of producing, development and advanced stage exploration properties and companies. Any such acquisition may change the scale of the company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. For example: there may be a significant change in commodity prices after the company has committed to complete the transaction and established the purchase price or share exchange ratio; a material ore body may prove below expectations; AngloGold Ashanti may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realising anticipated synergies and maximising the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls; the integration may disrupt the company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquisition may divert management’s attention from AngloGold Ashanti’s day-to-day business. Furthermore, the company operates and acquires businesses in different countries, with different regulatory and operating cultures, which may exacerbate the risks described above. In addition, the acquired business may have undetected liabilities which may be significant.

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

Asset integrity and reliability issues relating to ageing infrastructure are of concern at many operations, but are of particular concern in South Africa and at the Obuasi mine in Ghana. For example, cracks were discovered in the mill feed end in September 2008 and at the discharge end in February 2010 at the Geita gold mine. The Geita gold mine is one of the group’s principal assets and sources of cash flow. After initial repairs, the feed end was replaced during May and June 2011. A decision was subsequently taken to replace the entire mill as a result of shell distortion. After new mill manufacture delays, installation was completed during March 2013. Production throughput in 2011 was 1 million tonnes less than planned, as a result of mill downtime that included feed-end replacement; ore grade was however sufficient to achieve 494,000 ounces. The Geita gold mine produced approximately 531,000 ounces in 2012, with production throughput approximately 100,000 tonnes short of budget.

Some of AngloGold Ashanti’s technologies are unproven and failure could adversely impact costs and production.

AngloGold Ashanti has teamed up with various specialists to engineer new solutions to environmental management, mine design, rock breaking and underground logistics, amongst other matters. The company has invested in new technologies, including phyto-technologies to reduce seepage and address soil and ground water contamination, and in mine support technologies to minimise the impact of seismic activity. The company is also attempting to develop technologies to access the deeper reaches of South African mines.

Some aspects of these technologies are unproven and their eventual operational outcome or viability cannot be assessed with certainty. The costs, productivity and other benefits from these initiatives, and the consequent effects on AngloGold Ashanti’s future earnings and financial condition, may vary from expectations. Failure of the company to realise the anticipated benefits could result in increased costs, an inability to realise production or growth plans, or adversely affect its operational performance.

The level of AngloGold Ashanti’s indebtedness could adversely impact its business.

As at 31 December 2013, AngloGold Ashanti had gross borrowings of $3.8 billion (2012: $3.0 billion) excluding all finance leases and fair value adjustments on bonds.

AngloGold Ashanti’s indebtedness could have a material adverse effect on its flexibility to conduct business. For example, the company may be required to use a large portion of its cash flow to pay the principal and interest on its debt, which will reduce funds available to finance existing operations and the development of new organic growth opportunities and further acquisitions. In addition, under the terms of the company’s borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants. The company’s ability to continue to meet these covenants and to service its debt will depend on its future financial performance which will be affected by its operating performance as well as by financial and other factors, and in particular the gold price, certain of which are beyond the control of the company.

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

Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant.

AngloGold Ashanti reviews and tests the carrying amount of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. The company values individual mining assets at the lowest level for which cash flows are identifiable and independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of a recoverable amount for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. Recoverable amounts are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure. Estimated rehabilitation and closure costs could also materially affect the company’s financial performance and could result in the need to recognise an impairment charge.

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on the company’s results of operations and financial condition. During 2013, AngloGold Ashanti reviewed the carrying value of its mining assets (including ore stockpiles), goodwill and intangibles and, based on revised forecast gold prices, the company booked a charge in relation to impairments and revaluation of net realisable value of our mining assets (including ore stockpiles), goodwill and intangibles of $3,245 million.

AngloGold Ashanti expects to have significant financing requirements.

AngloGold Ashanti’s existing board-approved development projects and exploration initiatives will require significant funding. These include: Mponeng Below 120 Project in South Africa; the Kibali project in the Democratic Republic of the Congo; and the mine life extension project (MLE2) at Cripple Creek & Victor in the United States.

Potential future exploration projects, feasibility studies, and development projects will also require significant funding, if and when approved by the AngloGold Ashanti board of directors.

The company’s capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond its control, including volatile or sustained lower gold prices, and therefore the actual future capital expenditure and investments may differ significantly from the current planned amounts.

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

While AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, the company cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies in its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, the company’s investment in the relevant project could be adversely affected. In addition, negative publicity associated with operations that are ineffective or inefficiently operated, particularly relating to any resulting accidents or environmental incidents could harm the company’s reputation and therefore its prospects and potentially its financial condition. Furthermore, any failure of joint venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition. In particular, the company and Randgold retain equal representation, with neither party holding a deciding vote on the board of the two companies that have overall management control of the Morila project in Mali and the Kibali project in the DRC, respectively, and all major management decisions for each of these two projects, including approval of the budget, require board approval. If a dispute arises between the company and Randgold with respect to the Kibali or Morila project and the parties are unable to amicably resolve such dispute, it may be difficult for the parties to make strategic decisions relating to the project affected by such dispute, the day-to-day operations and the development of such project may be adversely affected and the company may have to participate in proceedings to resolve the dispute, which could adversely affect the company’s results of operations and financial condition.

AngloGold Ashanti’s joint ventures and other strategic alliances may not be successful.

AngloGold Ashanti’s joint venture partners may have economic or business interests or goals that are not consistent with the company’s or may, as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture or other agreements. Disputes between AngloGold Ashanti and its joint venture partners may lead to legal action, including litigation between AngloGold Ashanti and joint venture partners. Such disputes could adversely affect the operation of the joint venture and may prevent the realisation of the joint ventures’ goals. There is no assurance that the company’s joint venture partners will continue their relationship with the company in the future or that the company will be able to achieve its financial or strategic objectives relating to the joint ventures.

AngloGold Ashanti’s mineral deposits, Mineral Reserve, and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.

Past experience demonstrates that political, tax and economic laws and policies in countries in which AngloGold Ashanti operates can change rapidly. Examples include the coup d’état and subsequent fighting in Mali and the recent changes to the foreign currency regulations in Argentina. As mining assets are fixed, the adverse impacts of such changes may be unavoidable and immediate.

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

In many of the countries in which AngloGold Ashanti operates, there is an on-going focus by governments seeking greater economic benefit and increased financial and social benefits from extractive industries and mining in particular. This entails the review of mining codes and stability agreements, which were in many cases designed under economic conditions, and the formulation or amendment of laws, policies and regulations relating to issues such as mineral rights and asset ownership, royalties, taxation and taxation disputes, ‘windfall’ or ‘super’ taxation, non-recovery of taxation refunds, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings. The laws, policies and regulations are increasingly uncertain, changing and generally require progressively higher payments to governments, notably in the form of increased royalties and taxes, mandated beneficiation, export levies and increasing or retaining state or national ownership of resources. In particular, changes to the fiscal terms governing AngloGold Ashanti’s operations may have a material adverse impact on the company’s results of operations or financial condition, threaten the viability of existing operations, and discourage future investments in certain jurisdictions. This may therefore have an adverse impact on the company’s ability to access new assets and potentially reducing future growth opportunities.

For example on 9 September 2011, a new mining code for Guinea was enacted. The new mining code significantly increased the share of state ownership in the mining industry, extending a 15 percent share of future mining projects to the government, without financial compensation. The government also had the option to purchase up to an additional 20 percent of each project. However, the new mining code was suspended in October 2012 due to unfavourable reception. On 8 April 2013, the Guinean parliament voted to amend the 2011 Mining Code. The amendment was promulgated shortly after by Presidential Decree on 17 April 2013. The new legislation provides that existing mining conventions will be amended through addenda which will contain various provisions, including provisions relating to taxation, state equity participation in mining companies and other matters.

The government of Ghana amended its fiscal mining regime, increased its corporate taxation to 35 percent and royalty rates of 5 percent. Furthermore, the government of Ghana has constituted a review committee to review and re-negotiate stability agreements with mining companies. AngloGold Ashanti is currently participating in negotiations with the Ghanaian review committee. The outcome of these negotiations may have a material adverse effect on the company’s results of operations or financial condition.

AngloGold Ashanti Limited and other major mining companies are in talks with the Tanzanian government regarding new mining legislation and its impact on existing mining agreements. Such talks follow an earlier declaration in July 2012 by the Tanzanian Minister of Energy and Minerals that the mining contracts were under review. The new mining legislation and the outcome of the review of the mining contracts may have a material adverse impact on the company’s results of operations and financial condition. Recently, the Tanzanian Minister of Energy and Minerals increased the royalty rate levied on gold extracted in Tanzania by AngloGold Ashanti’s operations by 1 percent and this has a direct impact on the revenues earned from the operations in Tanzania. Proposed Tanzanian regulations set out the requirement to sell shares to nationals, by way of a public offering and listing on the Dar es Salaam Stock Exchange that may apply to companies that carry out large scale mining operations.

In October 2012, the DRC Mines Minister announced a proposed overhaul of the DRC’s mining code. The proposed laws seek to, among other things, increase the government stake in mining operations to 35 percent from the existing 5 percent, double royalties on some minerals, reduce in a significant way the protections AngloGold Ashanti currently enjoys on its projects in the DRC, impose significant limitations on the company’s ability to retain and renew licences and introduce a 50 percent levy on certain profits. Should such laws be enacted in the future, these may have a material adverse impact on the company’s results of operations in the DRC.

On 1 July 2012, Australia’s Minerals Resource Rent Tax (MRRT) came into effect after the legislation was passed in March 2012. The MRRT applies only to the bulk commodities of coal and iron ore, and replaced the previously proposed Resource Super Profit Tax (RSPT), which covered all minerals. The Australian federal government did not include gold and uranium in the final MRRT. However, should Australia consider reintroducing the RSPT, or if similar ‘super profit’ taxes were to be introduced and implemented in any other country in which AngloGold Ashanti operates, the company’s results of operations and financial condition could be materially adversely affected.

In addition, some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing social and political instability as well as economic uncertainty. For example, in South Africa, country risk has increased in light of the violent strike action, social unrest and protest. The risk of contagion from the tense industrial relations environment in the platinum sector remains, despite the government’s efforts. The high levels of unemployment, poverty and inequality remain, further increasing the risk of social instability that will continue to negatively impact the South African economy, business and the mining industry.

In December 2012, though the ruling African National Congress rejected the concept of wholesale nationalisation, a. ‘resource rent’ tax on windfall profits has been discussed, and it is uncertain whether such a tax will become law. The MPRDA Amendment Bill of 2013, passed by the National Assembly of Parliament of the Republic of South Africa on 12 March 2014, could impact AngloGold Ashanti’s business by empowering the Minister of Mines to set developmental pricing conditions for certain minerals for beneficiation purposes, impose export permits on designated minerals and give the State an open-ended free carried interest and State participation.

In June 2013, the Brazilian government announced increased royalties of up to 4 percent and changes to exploration rights.

Mining is a long term activity and assets may be located in jurisdictions with elevated risk. Political instability and the resulting unstable business environment in such countries in which companies operate may discourage future investment in those jurisdictions, and may have an adverse impact on the company’s ability to access new assets, potentially reducing growth opportunities.

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

In Guinea, Mali and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes. For example, AngloGold Ashanti calculates that overdue recoverable value added tax, fuel duties and appeal deposits of $71 million are owed to AngloGold Ashanti and held by the Tanzanian government and it is not certain when AngloGold Ashanti will be refunded this amount, if at all.

The countries in which the company operates may also introduce strict exchange controls, impose restrictions to source materials and services locally, or impose other similar restrictions that hinder foreign companies’ operations within such countries. For example, the Argentine government introduced stricter exchange controls and related protracted approval processes, which may limit the company’s ability to repatriate dividends from its Argentine subsidiaries. In October 2011, the Argentina government has decreed that mining, oil and energy companies must repatriate export earnings. Additionally, the purchase of US dollars requires authorisation from the Argentine tax agency and the purpose for which the currency will be used must be stated. In May 2012, the Argentine Mining Secretariat issued new regulations requiring mining companies in Argentina to boost their domestic purchases of equipment and services. Mining companies are now required to resort exclusively to locally established suppliers for their export-related shipping and logistics operations. A separate norm requires companies to open an import substitution division which will be in charge of submitting procurement plans to the Mining Secretariat on a quarterly basis. Such requirements are hindering the company’s operations within Argentina and these or similar requirements may continue to do so in the future and may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

If, in one or more of the countries in which it operates, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within timeframes that make such plans and operations economically viable, or if the applicable legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws or regimes change materially, or if the governing political authorities change resulting in amendments to such laws and regimes, this could have a material adverse effect on AngloGold Ashanti’s operating results, financial condition, and, in extreme situations, on the viability of an operation.

For example, in South Africa mining rights are linked to meeting various obligations that include the broad-based socio-economic empowerment charter for the mining industry (the Revised Charter). Compliance with the Revised Charter is measured using a designated scorecard relating to equity ownership and management control of mining companies by historically disadvantaged South Africans (HDSAs) by no later than the end of 2014 and that HDSAs must constitute 40 percent of all levels of management by 2014. In 2013, AngloGold Ashanti achieved all Mining Charter targets with the exception of senior management (33 percent versus the target of 40 percent) and in the procurement services area (57 percent versus the target of 60 percent).

While AngloGold Ashanti believes that it will be compliant with ownership targets to be achieved by the end of 2014, it must make further progress to achieve future targets, including further participation by HDSAs in senior and top management levels, the upgrade of housing and accommodation at the company’s mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development, certain of which are also included under the Revised Charter’s targets that must also be achieved by the end of 2014.

The company will incur expenses in giving further effect to the Revised Charter and the scorecard. AngloGold Ashanti may not meet all of the various requirements by the required dates. Additionally, the South African government may decide that the Mining Charter has not gone far enough to achieve its underlying goals and therefore decide to expand the obligations of mining companies thereunder. Should AngloGold Ashanti breach its obligations in complying with the Mineral and Petroleum Resources Development Act (MPRDA), Revised Charter or any future amendments to the Mining Charter, its mining rights in South Africa could be suspended or cancelled by the Minister of Mineral Resources and it may be unable to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on Anglo Ashanti’s results of operations and financial condition.

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

Since 2009, the company has recorded an almost five-fold increase in the instances of injury to security personnel, including members of AngloGold Ashanti’s internal security, private security companies and public security forces in certain jurisdictions. The rise in the number and severity of security incidents has come as a result of both increased illegal and artisanal mining due to a steady migration of people into the areas and an increase in the level of organisation and funding of criminal activity around some of the company’s Continental African operations. This trend has stabilised, but in 2013, intrusions onto the company’s tenement and operational areas resulted in a marked increase in crime, specifically illegal mining related activities. Despite this negative trend, the ongoing efforts to implement the company’s ‘community enhanced’ security plan at all its operations and a more focused stakeholder engagement has yielded positive results. Despite the increase in illegal activity and confrontation in 2013, only three potential human rights violation incidents were recorded in 2013, compared with nine during 2012. This is mainly attributable to significant improvements at the Geita and Obuasi mines. The most significant security challenges remain in Tanzania and Ghana, in areas where there is endemic poverty and high levels of unemployment. If the security environment surrounding the company’s operations that are most exposed to these challenges deteriorates, employee, third-party and community member injuries and fatalities could also increase. Any such increase could disrupt the company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition.

In some instances, risk assessments categorise threats as serious enough to require resorting to public security forces, such as national police or military units on a near-permanent basis. In the event that continued operations in any of the company’s countries of operations compromise the company’s security or business principles, AngloGold Ashanti may withdraw from any such countries on a temporary or permanent basis. This could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

Furthermore, the company continues to experience strained relationships with certain of its host communities. AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for community and government. During 2013 there were a total of twenty one community opposition incidents that were of minor or moderate consequence, mostly at the company’s exploration projects, particularly at Mongbwalu and in Colombia. There were five protests during 2013 at Cerro Vanguardia, Obuasi, Siguiri and Iduapriem.

Illegal and artisanal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.

Illegal and artisanal miners are active on, or adjacent to, some of AngloGold Ashanti’s Continental African and South American properties, which leads at times to interference with the company’s operations and results in conflict situations that present a security threat to property and human life. Artisanal mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.

The activities of the illegal miners, which include theft and shrinkage, could cause damage to AngloGold Ashanti’s properties, including pollution, underground fires, or personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. Furthermore, in 2012, the company recorded an increase in the number and severity of security incidents, due to a steady migration of people into the areas and an increase in the level of organisation and funding of criminal activity around some of the company’s Continental African operations, likely encouraged by an escalating gold price at that time. The most significant security challenges have occurred in Tanzania and Ghana in areas where there is endemic poverty and high levels of unemployment. Illegal mining and theft could also result in lost gold reserves, mine stoppages, and have a material adverse effect on AngloGold Ashanti’s results of operations or financial condition.

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

AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company’s results of operations and financial condition. For example, on 13 October 2012, AngloGold Ashanti terminated the underground development contract with a third-party contractor at the Obuasi mine in Ghana. The costs of the termination amounted to $17 million. On 10 February 2014 workers employed by a contractor at Sadiola and Yatela went on a five day strike demanding improved redundancy payments – see ‘Labour unrest, activism and disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition’.

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

AngloGold Ashanti competes on a global basis with mining and other companies, to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to operate and supervise its business. This is exacerbated by the global shortage of key mining skills, including geologists, mining engineers, metallurgists and skilled artisans. Furthermore, the often remote locations of mining operations may make the mining industry unattractive to potential employees.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labour, AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. AngloGold Ashanti has historically faced difficulty recruiting and retaining young graduates and qualified mid-level management in South Africa. Recruitment of skilled personnel has been challenging in Continental Africa due to university offerings that are often not well-suited to the specific needs of the mining industry, as well as other factors such as language barriers and low literacy skills.

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

The company’s success depends largely upon the continued service of its senior management, including its chief executive officer, chief financial officer, the executive officers at each of its business divisions and general managers at its mines.

The loss of one or more members of the senior management teams, coupled with the reduced attractiveness of the gold mining sector, could lead to other members of the management team leaving, disrupt the company’s operations, and have a material adverse impact on the company’s business, results of operations and financial condition.

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

In response to the effects of silicosis in labour-sending communities, a number of mining companies (under the auspices of the Chamber of Mines of South Africa) together with the NUM, which is the largest union in the mining sector in South Africa, and the national and regional departments of health, have embarked on a project to assist in delivering compensation and relief by mining companies under the Occupational Diseases in Mines and Works Act (ODMWA) to affected communities.

AngloGold Ashanti also faces certain risks in dealing with HIV/AIDS, particularly at its South African operations and with tropical disease outbreaks such as malaria, and other diseases which may have an adverse effect on the company’s results of operations and financial condition. AIDS and associated diseases remain one of the major health care challenges faced by AngloGold Ashanti’s South African operations. Workforce prevalence studies indicate that HIV prevalence rates among AngloGold Ashanti’s South African workforce may be as high as 30 percent.

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

Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water when pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect on any one of the company’s mining operations as a result of property damage, disruption to operations, additional pollution liabilities and pumping costs and, consequently, could have an adverse impact on its results of operations and financial condition.

This risk has increased recently as some of the mining operations adjacent to AngloGold Ashanti operations in South Africa have been closed. For example, in May 2013, Village Main Reef (VMR) announced its intention to wind down its Buffels (Hartebeesfontein and Buffelsfontein) operations adjacent to AngloGold Ashanti’s Vaal River operations, effectively transitioning their operations to closure. Water must continue to be pumped from one of the Buffels shafts until the end of Vaal River life-of-mine and, accordingly, we have advised VMR that AngloGold Ashanti will seek to enforce VMR’s obligations for such pumping under the directive issued by the Department of Water Affairs in 2005. In the West Wits district, the risk of impact to AngloGold Ashanti’s operations is greater due to volume of water and depth (2.5km) coupled with the short timeframe within which to respond should pumping by VMR cease. VMR’s West Wits operations at Blyvooruitzicht were placed in provisional liquidation in August 2013. AngloGold Ashanti has secured a court order for access rights to Blyvoor 4 and 6 shafts to keep pumping going. AngloGold Ashanti has instituted legal action against VMR demanding that the entity continue to pump and manage its own flooding risks.

The potential costs associated with the remediation and prevention of ground water contamination from the company’s operations or due to flooding from closed mines adjacent to the company’s operations could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti has identified ground water contamination plumes at certain of its operations that have occurred primarily as a result of seepage from surface operations and facilities, including tailings storage facilities and waste rock piles.

Deep groundwater contamination is a significant issue in South Africa, where ground water in some older mining regions has infiltrated mined-out workings. Potential contamination risk to shallow ground and surface water resources can occur when water is exposed to sulphide-bearing rock in such situations. AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand goldfields. AngloGold Ashanti’s Vaal River operations are part of the Klerksdorp goldfields and its West Wits operations are part of the Far West Rand goldfields. As a result of the interconnected nature of underground mining operations in South Africa, any proposed solution needs to be a combined one supported by all the companies owning mines located in these goldfields.

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

AngloGold Ashanti has received notice of two applications for class certification relating to silicosis in which the company is a respondent. It has also received a significant number of notices of individual claims. For further information, please refer to “Item 8.: Financial Information – Legal Proceedings – South Africa – Silicosis litigation”. It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all and any subsequent claims as filed on their merits. AngloGold Ashanti cannot predict whether or when more individual claims will be filed in the future or whether the classes described above or other classes will be certified. Should any such claims result in an adverse outcome for AngloGold Ashanti, or if AngloGold Ashanti is unsuccessful in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in an earlier decision by the Constitutional Court of South Africa, such matters would have an adverse effect on its financial position, which could be material.

In Colombia, the company is also involved in class action lawsuits in relation to AGAC Santa Maria-Montecristo and La Colosa projects. One of these class action lawsuits led to a preliminary injunction suspending the mining concession contracts of the Santa Maria-Montecristo project in September 2011. Additionally, in Colombia, AGAC is involved in an action in the Administrative Superior Court of the Cundinamarca District against the Department of the Environment, Housing and Territorial Development (DoE) following its issuance of a fine against AGAC on the basis that AGAC was in breach of its mining terms of reference.

Should the company be unable to resolve disputes favourably or to enforce its rights, this may have a material adverse impact on the company’s financial performance, cash flow and results of operations.

The implementation of an integrated Enterprise Resource Planning (ERP) system could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti is implementing a single, global ERP system to support all the operations that it manages. The ERP system was planned for implementation over a three-and-a-half-year period which commenced in August 2011. The contemplated implementation and operationalisation of an ERP system on a global basis is inherently a high-risk initiative due to the potential for implementation cost and time overruns. In addition, such implementation could affect AngloGold Ashanti’s ability to report and manage technical and financial information if difficulties in the implementation and operation of the system are experienced, which could have an adverse effect on the company’s results of operations and financial condition. The first sites went live during February 2013 and additional sites went live in May, August and November 2013. Recently, however, as part of the company’s efforts to maximise margins and rationalise capital expenditure in response to current operating conditions, it has again been considering the timing of the full implementation of the ERP system and the decision was made not to implement at Continental Africa operations immediately.

Sales of large quantities of AngloGold Ashanti‘s ordinary shares and American Depository Shares (ADSs), and the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the company’s securities.

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors. According to information available to the company, AngloGold Ashanti’s four largest shareholders beneficially owned 32.38 percent of AngloGold Ashanti’s ordinary shares as at 31 December 2013.

Poor returns, soaring costs, higher capital expenditure, ill-conceived corporate activity, rising geopolitical and labour risk and low dividend yields over the past few years have resulted in a change in market sentiment towards gold equities. The market price of the company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur. Holders of the company‘s ordinary shares or ADSs may decide to sell them at any time. The market price of the company’s ordinary shares or ADSs could also fall as a result of any future offerings AngloGold Ashanti makes of its ordinary shares, ADSs, or securities exchangeable or exercisable for the company’s ordinary shares or ADSs, or the perception in the market place that these offerings might occur. AngloGold Ashanti may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future.

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

AngloGold Ashanti’s Memorandum of Incorporation allows for dividends and distributions to be declared in any currency at the discretion of the board of directors, or the company’s shareholders at a general meeting. If, and to the extent that, AngloGold Ashanti opts to declare dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

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

GROUP INFORMATION

AngloGold Limited was formed in June 1998 with the consolidation of the gold mining interests of Anglo American plc. AngloGold Ashanti Limited, as the company exists today, was formed on 26 April 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited.

CURRENT PROFILE

AngloGold Ashanti Limited is headquartered in Johannesburg, South Africa. The company (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act.

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

HISTORY AND SIGNIFICANT DEVELOPMENTS

Below are highlights of key corporate activities from 1998:

1998

•

Formation of AngloGold Limited through the consolidation of East Rand Gold and Uranium Company Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings Limited; Free State Consolidated Gold Mines Limited; Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining Company Limited and Western Deep Levels Limited into a single, focused, independent, gold mining company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorised share capital, effective 30 March 1998.

1998-2004

•	Expansion of AngloGold Limited’s operations outside of South Africa.

2004

•	Concluded the business combination with Ashanti Goldfields Company Limited, at which time the company changed its name to AngloGold Ashanti Limited.

2007

•	Anglo American plc sold 69,100,000 ordinary shares of AngloGold Ashanti, thereby reducing Anglo American’s shareholding in AngloGold Ashanti from 41.7 percent to 16.6 percent.

2009

•	Anglo American plc sold its remaining shareholding to Paulson & Co. Inc.

2010

•	AngloGold Ashanti eliminated its hedge book, thereby gaining full exposure to spot gold prices.

2012

•	AngloGold Ashanti acquired the remaining 50 percent interest in Serra Grande in Brazil for $215 million.
•	The company acquired 100 percent of First Uranium (Proprietary) Limited for $335 million.

2013

•	Commissioning of two new gold projects – Tropicana and Kibali in the second half of 2013.

4B.	BUSINESS OVERVIEW

AngloGold Ashanti is a global gold mining and exploration company with a diverse portfolio of mining operations and projects on four continents, with more than 96% of the company’s revenue derived from the sale of gold produced at its operations located around the world. The company works across the full spectrum of the mining value chain.

PRODUCTS

AngloGold Ashanti’s main product is gold. Once mined, the gold ore is processed into doré (unrefined gold bars) on site and then dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the standards of ‘good delivery’ as determined by the London Bullion Market Association (LBMA). This refined gold is then sold directly to bullion banks.

By-products of our gold mining operations, often a function of local geological characteristics, include silver (Argentina), sulphuric acid (Brazil) and uranium (South Africa).

OPERATIONS

AngloGold Ashanti’s 21 operations are located in 11 countries.

Following a strategic review of AngloGold Ashanti’s asset portfolio at the start of 2013, particularly as it pertains to development and exploration projects, the company embarked on significant restructuring in response to current challenges in the gold sector, including increasing costs of production and fall in gold prices.

The business segments comprise South Africa, Continental Africa, Americas and Australasia. South Africa comprises operations and assets in South Africa namely West Wits, Vaal River and surface operations, which includes First Uranium SA which owns Mine Waste Solutions (MWS). The company’s operating assets outside of South Africa are Continental Africa with operations in the DRC, Ghana, Guinea, Mali, Namibia and Tanzania. Australasia which comprises two operations in Australia. Americas with operations in Argentina, Brazil and the United States. The Chief Operating Officer (South Africa) is accountable for the South African operations whilst the Chief Operating Officer (International) is accountable for operations in Continental Africa, Americas and Australasia. The support functions from corporate consist of strategy, finance, human resources, legal, sustainability, stakeholder relations and planning and technical. Planning and Technical focuses on the management of opportunities and the maintenance of long-term optionality in the business through a range of activities which includes brownfields and greenfields exploration, innovative research, the development and technical assurance of technology and a continuing focus on mining excellence.

Despite the addition of two new mining operations, Kibali and Tropicana, which began production in the second half of 2013, the number of AngloGold Ashanti operations in 2013 remained unchanged at 21. Following the restructuring of the portfolio, Savuka is now reported together with TauTona and MWS is included in the reporting of Surface Operations as a separate cash generating unit.

On 10 February 2014 a binding agreement to sell Navachab was signed, subject to certain conditions.

EXPLORATION

AngloGold Ashanti’s brownfield and greenfield exploration programmes take place in both established and new gold producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings. Greater emphasis is being placed on brownfield exploration and a few key greenfield opportunities carefully identified by management in Colombia, Guinea, and Australia.

GOLD MARKET

AngloGold Ashanti’s gold is refined at various precious metal refineries. In refined and marketable form, gold normally takes the shape of bars, varying in size from 12.5 kilogram to smaller bars weighing 1 kilogram or less, all of which contain 99.5 percent gold. Through the refineries the gold is sold directly to bullion banks. Bullion banks are registered commercial banks which deal in gold, distributing bullion bought from mining companies and refineries to markets worldwide. These banks hold consignment stocks in all major physical markets and finance these inventories from the margins they charge physical buyers.

The physical gold market is dominated by the jewellery and investment sectors. The gold price is a primary factor influencing AngloGold Ashanti’s financial performance. In 2013, the gold price registered its first annual decline in 12 years, with the company receiving an average monthly gold price of $1,401/oz during the year, compared with $1,664/oz in 2012.

The decline in the gold price was related to several factors, most notably a decision by the US Federal Reserve to start slowing its monetary stimulus, or quantitative easing programme, which had been used to inject liquidity into financial markets and mitigate the worst effects of the global financial crisis. This tapering which is predicted on the recovery of the US economy, first hinted at early in the second half of 2013, brought forward expectations of rising interest rates, which in turn corresponded with retracement of the gold price and a general investor exit from so-called ‘risk-assets.’ When the exit from this monetary easing started in December, the impact extended to emerging market currencies. As of 2 April 2014, the gold price was $1,292 per ounce.

Investment demand

Steady liquidation of gold held in exchange traded funds (ETFs) persisted throughout 2013. A total of 29Moz was sold from combined ETF holdings in 2013, more than the total invested in gold ETFs in 2011 and 2012 combined. Most of this liquidation occurred in the second quarter when approximately 14Moz were sold, coinciding with the largest fall in the quarterly average gold price of $366/oz for 2013. At the end of the year, ETF gold holdings totalled 60Moz.

Despite these sales, largely by institutional investors, according to the World Gold Council (WGC), demand of 48Moz for bars and coins from the retail sector, more than matched supply of 26Moz from ETF liquidations.

Speculative selling of gold, as reported by the Commitment of Traders Report (COTR), however, re-emerged in 2013 after several years at a negligible level. Record short positions of between 16Moz and 17Moz were established during June and July of 2013.

Central banks have generally been a strong source of demand since 2010, the year in which they reversed decades of net selling. Official sector net purchases of 14.6Moz in 2011 rose to 17.2Moz in 2012. However, official sector net purchases for 2013 are estimated by the WGC to have declined to between 12Moz to 13Moz. Nevertheless, central banks remain an important source of demand, accounting for purchases of 12Moz in 2013.

Jewellery demand

In addition to the demand for bars and coins, the jewellery market was also robust, with Chinese and Indian jewellery markets absorbing much of the metal from ETF liquidation. Indian demand increased in 2013 despite tariffs imposed by the Indian government on gold imports in an attempt to curb a burgeoning current account deficit. In China, total demand for bars, coins and jewellery of 34Moz in 2013 compared with 26Moz in 2012. In India, demand for these categories totalled 31Moz in 2013 and 28Moz in 2012.

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

SEASONALITY

Subject to other factors and unforeseen circumstances, quarter one production is generally lower than production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.

STRATEGY

Our long-term objective is to create value for shareholders, employees and business and social partners by safely and responsibly exploring for and mining gold. In the short- and medium-term, we aim to deliver sustainable improvements in cash flow and returns to all our stakeholders.

Strategic focus areas

AngloGold Ashanti’s five strategic focus areas are set out below:

•

Focus on people, safety and sustainability, people – employees and communities – are our business. We focus on employing, deploying and developing the right people, and on providing them with meaningful employment and career development opportunities. We aim to structure the organisation to support operational excellence. Safety remains our first priority, and our aim is to eliminate fatalities and injuries. We will earn our social licence to operate by addressing and mitigating the social, economic and environmental impacts of our operations, and by creating a positive sustainable legacy. We are mindful of the need to balance short-term financial objectives with long-term sustainability outcomes. We seek to leverage expertise and competitive advantage to achieve the best possible outcomes for the company and for our partners in government, labour, the communities and civil society.

•

Ensure financial flexibility, we continue to optimise our balance sheet by diversifying our sources of funding and reducing debt, if appropriate, so as to ensure the financial flexibility required to support our overall strategy.

•

Optimise overhead, costs and capital expenditure, we aim to optimise all spending – capital expenditure, operating costs, expensed exploration and overheads – to provide a competitive all-in sustaining cost of production in 2014. There is a drive at all levels of the organisation to eliminate ‘cost creep,’ regardless of market conditions.

•

Improve portfolio quality, a key objective is to improve the quality and diversity of our portfolio. In 2014, we aim to achieve this by adding between 550,000oz and 600,000oz to production – from our new operations Tropicana and Kibali – at costs that are lower than the group average, and by optimising mine plans to remove marginal or loss-making production where sensible. Continuing business improvement initiatives will emphasise the quality rather the quantity of ounces produced.

•

Maintain long-term optionality, we will continue to invest in and develop new technology that has the potential to transform access to deep-level underground Mineral Resources in South Africa. We will continue to seek cost-effective opportunities both around our existing gold mines and in new regions, for example, the Tropicana belt in Australia, Guinea’s Siguiri belt and a collection of highly prospective areas in Colombia.

Managing performance

The five strategic focus areas are reflected in the role descriptions of each executive and senior manager in the group.

THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE

AngloGold Ashanti’s rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties lie.

AngloGold Ashanti is subject to a wide range of laws and regulations governing all aspects of its operations, including such areas as environmental protection, reclamation, exploration, development, production, taxes, immigration, labour standards and employment issues, occupational health, mine safety, toxic substances and wastes, securities and foreign corrupt practices. AngloGold Ashanti has made, and expects to, among other things, make in the future, significant expenditures to comply with these laws and regulations. Non-compliance can result in violations and legal claims, as well as substantial fines, penalties and delays in day-to-day operations. Pending or proposed changes to existing laws and regulations, as well as any proposed or contemplated new laws or regulations could also have significant impacts on AngloGold Ashanti’s business and results of operations, the extent of which cannot be predicted.

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

South Africa

The MPRDA and the Revised Mining Charter

The Mineral and Petroleum Resources Development Act (MPRDA) came into effect on 1 May 2004. The objectives of the MPRDA are, among other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. Another objective of the MPRDA is to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights contribute to the socioeconomic development of the areas in which they operate.

The Mineral and Petroleum Resources Development Amendment Act (MPRDAA) was passed by Parliament in 2008 and became effective on 7 June 2013. Its purpose is to amend the MPRDA in order to, among other things:

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

When the MPRDAA came into effect on 7 June 2013, only selected provisions became effective immediately. The MPRDAA contains the following provisions, among others:

•

Prohibition on any prospecting and mining, or conducting technical co-operation operations, reconnaissance operations or any incidental work without an environmental authorisation (from 7 December 2014), permit and at least 21 days’ written notice to the landowner or lawful occupier.

•

Historic residues: Provides that the definitions of “residue stockpile” and “residue deposit” now include an old order right. This provision is intended to make old order dumps subject to the MPRDA so that old order dumps which are part of a mining area covered by a new order mining right could only be treated by the holder of the new order rights. Old order dumps not covered by a new order mining right would be considered a residue deposit to which the Minister would have discretion to grant rights.

•

Applications: Provides that applicants for prospecting and mining rights must (after 7 December 2014) lodge an application for an environmental management programme/plan (EMP) simultaneously with the application for rights. The Department of Mineral Resources will no longer accept more than one application in respect of the same area and mineral.

•

Environmental Regulation: Provides that the Minister is the responsible authority for implementing environmental provisions in terms of the National Environmental Management Act (NEMA) as it relates to prospecting, mining, exploration, production or activities incidental thereto on a prospecting, mining, exploration or production area. An environmental authorisation issued by the Minister shall be a condition prior to the issuing of a permit or the granting of a right in terms of the MPRDA.

•

Closure Certificates: Provides that previous holders of old order rights or previous owners of works that have ceased to exist remain responsible for any environmental liability until the Minister issues a closure certificate.

On 27 December 2012, the Minister published the Draft Mineral and Petroleum Resources Development Bill, 2012 (2012 Bill) which sought to amend the MPRDA and invited the mining industry and interested and affected parties to comment on it by 8 February 2013. On 21 June 2013, a revised version of the Bill (2013 Bill) was introduced to the National Assembly. The 2013 Bill is now being considered by the South African Parliament.

The 2013 Bill seeks to amend the MPRDAA, to, amongst other things:

•	remove ambiguities;
•	provide for regulation of associated minerals; partitioning of rights, enhanced provisions on mineral beneficiation;
•	promote national energy security;
•	streamline administrative processes; and
•	enhance sanctions.

The 2013 Bill, as currently drafted, contains, among others, the following provisions:

•

Applications: The 2013 Bill proposes revising the application system by replacing the “first come, first served” system with a tender and allocation system. This would dramatically affect the way applications are made.

•

Beneficiation: The 2013 Bill extends the concept of beneficiation (which has been defined in the 2013 Bill as “transformation, value addition or downstream beneficiation of a mineral or mineral product (or a combination of minerals) to a higher value product, over baselines to be determined by the Minister, which can either be consumed locally or exported”) and would allow the Minister to prescribe the quantities, qualities and timelines at which certain designated commodities must be supplied to local beneficiators at a mine gate price or an agreed price. The reference to the mine gate price appears to suggest companies can recover costs, capital expenditure and make a profit. It is not clear whether the “agreed price” will have general application or whether it will be determined on a case-by-case basis. Another proposed amendment provides that written consent would have to be obtained before exporting of “designated minerals” if the producer or associated company has not offered minerals to local beneficiators. The Minister would have discretion to decide which minerals are to be designated.

•

Residue stockpiles: The MPRDAA’s inclusion of residue deposits and residue stockpiles in the definition of land, creating a “statutory accession” of movable dumps back to the land, is discussed above. The Bill would extend this definition to include historic mines and dumps created before the implementation of the MPRDA. The Bill also seeks to make these historic dumps subject to the MPRDA. This is to be achieved by making the working of these dumps subject to a mining right issued under the MPRDA. There is a transition period of two years to enable owners of these dumps to either apply for mining rights or incorporate them in existing mining rights.

•

Partitioning of rights and transfers of interests in companies: Section 11 of the MPRDA currently requires that transfer of a controlling interest in an unlisted company be consented to by the Minister. The 2013 Bill proposes amending the MPRDA so that transfer of a controlling interest in listed companies and transfer of any interest in unlisted companies must be consented to by the Minister. The 2013 Bill further proposes amending the MPRDA to allow for an application for ministerial consent to be made to transfer a part of a right.

•

Mine closure: The 2013 Bill makes provision for two major changes to mine closure under the MPRDA. Firstly, the MPRDA would be amended so that a mining company could still incur environmental liability even after a closure certificate relative to a mine is obtained. Secondly, the financial provision paid to the Minister in terms of section 41 of the MPRDA will be retained for 20 years after the granting of the closure certificate.

•

Penalties: The 2013 Bill would also provide for revised penalties for violations of the MPRDA by making provision for both an administrative fine not exceeding 10 per cent of the person or holder’s annual turnover and exports during the preceding year, and imprisonment not exceeding four years.

•

Legislative force of the Charter and Codes: The 2013 Bill proposes amending the definition of “this Act” in the MPRDA so that the MPRDA will include the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (Mining Charter), the Revised Mining Charter and the Code of Good Practice for the South African Mineral Industry (Code). This would give these documents the force of law.

The 2013 Bill was passed by the National Assembly on 12 March 2014 and passed by the National Council of Provinces (NCOP) on 27 March 2014. The 2013 Bill will be sent to the President for assent.

The Mining Charter sprang from the MPRDA and also took effect on 1 May 2004. The Mining Charter committed all stakeholders in the mining industry to transfer ownership of 26 percent of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years. The Charter also sets targets for, among other things, the advancement of HDSAs into management positions, the employment of women, procurement of goods and services from HDSA-owned companies, training, community development and the upgrading of mine housing. Mining companies are required to devise plans to achieve these targets, must identify current levels of beneficiation and must indicate opportunities for growth.

The objectives of the Mining Charter are to:

•	promote equitable access to the nation’s mineral resources by all the people of South Africa;
•	substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation’s mineral resources;
•	use the industry’s existing skills base for the empowerment of HDSAs;
•	expand the skills base of HDSAs in order to serve the community;
•	promote employment and advance the social and economic welfare of mining communities and the major labour-sending areas; and
•	promote beneficiation of South Africa’s mineral commodities.

The Mining Charter envisages measuring progress on transformation of ownership by:

•	taking into account, among other things, attributable units of production controlled by HDSAs;
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

Following a review, the Department of Mineral Resources (DMR) amended the Mining Charter and the Revised Mining Charter was released on 13 September 2010. The requirement under the Mining Charter for mining entities to achieve a 26 percent HDSA ownership of mining assets by the year 2014 was retained. Amendments to the Mining Charter in the Revised Mining Charter require mining companies to:

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
•

implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labour, all of which must be achieved by 30 April 2014.

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

The government takes a “Scorecard” approach to the different facets of promoting the objectives of the Charter. It uses the Scorecard when considering applications for the conversion of existing old order rights into new order rights. The Scorecard sets out the requirements of the Charter in tabular form which allows the DMR to “tick off” areas where a mining company is in compliance. It covers the following areas:

•	human resource development;
•	employment equity;
•	migrant labour;
•	mine community and rural development;
•	housing and living conditions;
•	ownership and joint ventures;
•	beneficiation; and
•	reporting.

The new Scorecard attached to the Revised Mining Charter makes provision for a phased-in approach for compliance with the above targets over the 5-year period ending on 30 April 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA, may result in the cancellation or suspension of a mining company’s existing mining rights and may prevent AngloGold Ashanti’s South African operations from obtaining any new mining rights.

On 29 April 2009, as required by section 100(1)(b) of the MPRDA, the Minister published the Code. The purpose of the Code was to set out administrative principles to enhance implementation of the Mining Charter and the MPRDA. The Code is to be read in combination with the Mining Charter and other legislation relating to measurement of socio-economic transformation in the South African mining industry.

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

AngloGold Ashanti holds two prospecting rights and is currently applying for an additional prospecting right.

AngloGold Ashanti also holds a mining permit for the recovery of sand and clay, which is in the process of being renewed.

AngloGold Ashanti holds a refining license and an import and export permit from the South African Diamond and Precious Metals Regulator. The import and export permit is currently in the process of being renewed.

The BBBEE Amendment Act

The President of South Africa assented to the BBBEE Amendment Act on 27 January 2014. The BBBEE Amendment Act will amend the Broad-based Black Economic Empowerment Act 53 of 2003 (BBBEE Act) to provide a framework of principles, strategies and guidelines aimed at promoting the broad-based socio-economic empowerment of HDSAs across the South African economy and society in the form of ownership, management, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. The BBBEE Amendment Act includes a number of changes to the current framework under the BBBEE Act, including:

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

The BBBEE Amendment Act has not come into force and will do so on a date to be proclaimed by the President. The BBBEE Act provides that in the event of a conflict between the BBBEE Act and any other law in force immediately prior to the commencement of the BBBEE Act, the BBBEE Act prevails if the conflict specifically relates to a matter addressed in the BBBEE Act.

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, 2008, or the Royalty Act, was promulgated on 24 November 2008 and came into operation on 1 March 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the state.

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

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5 percent. A maximum royalty of 7 percent of revenue was introduced for unrefined minerals. Where unrefined mineral resources (such as uranium) constitute less than 10 percent in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For AngloGold Ashanti, this means that currently the company will pay a royalty based on refined mineral resources (as the unrefined mineral resources (such as uranium) for AngloGold Ashanti for 2013 constituted less than 10 percent in value of the total composite mineral resources). The rate of royalty tax payable for 2013 was 0.9 percent of revenue of the company’s South African operations.

The President has appointed a committee to review the current mining tax regime.

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

The holder of a mining permit is required to commence development and mine construction within three years of the award of such permit. Failure to do so may lead to forfeiture of the mining permit. A permit holder must comply with specific rules relating to, among others, protection of the environment, cultural heritage, health and safety, construction and infrastructure planning. Mining and exploration activities are required to be undertaken so as to affect as little as possible the interests of lawful occupants of land and surface rights holders, including their customary rights. The exercise of mineral rights by title holders which effectively deprives or interferes with the rights of occupants and surface rights holders requires payment of fair compensation by the mineral title holder.

To protect and enforce rights acquired under an exploration or mining permit, the DRC Mining Code provides, depending on the nature of a dispute or threat, administrative, judicial and national or international arbitral recourses.

The DRC Mining Code sets out taxes, charges, royalties and other fees payable to the treasury by a mining title holder in respect of its activities. It also provides for a level of fiscal stability, in that existing tax, customs, exchange and benefits applicable to mining activities are guaranteed to remain unchanged for a period of 10 years in favour of a mining title holder in the event that amendments to the DRC Mining Code would result in less favourable payment obligations.

On 1 January 2012, a value added tax (VAT) replaced the previously applicable sales tax. The standard rate of VAT is 16 percent and is applicable to mining companies.

On 1 January 2013, a withholding tax of 14 percent became effective. The tax is applicable to service fees payable to a non-resident service provider by a resident of the DRC.

On 18 July 2012 the Convention between the Government of the Republic of South Africa and the Government of the Democratic Republic of the Congo for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (Convention) came into effect, and is applicable to:

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

In October 2012, the DRC Mines Minister announced a proposed overhaul of the DRC’s mining code. The proposed laws seek to, among other things, increase the government stake in mining operations to 35 percent from the existing 5 percent, double royalties on some minerals, reduce in a significant way the protections AngloGold Ashanti currently enjoys on its projects in the DRC, impose significant limitations on the company’s ability to retain and renew licences and introduce a 50 percent levy on certain profits. Should such laws be enacted in the future, these may have a material adverse impact on the company’s results of operations in the DRC.

AngloGold Ashanti holds a stake in the Kibali gold project located in north-eastern DRC. The project is operated by Randgold Resources and is owned by Randgold Resources (45 percent), AngloGold Ashanti (45 percent) and SOKIMO (10 percent), which latter share represents the interest of the DRC government in the Kibali gold project.

AngloGold Ashanti also holds the majority stake and is the operator of Ashanti Goldfields Kilo (86.22 percent), an exploration and mining joint venture with Société Minière de Kilo-Moto (SOKIMO) (13.78 percent), a state-owned gold company.

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

Stability agreement

The GMM Act provides for stability agreements as a mechanism to ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed for a period of 15 years. Stability agreements are subject to ratification by Parliament.

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

•

to ensure the income tax rate would be 30 percent for a period of 15 years. The agreement was amended in December 2006 to make the tax rate equal to the prevailing corporate rate for listed companies if the rate was less than 30 percent; and

•

to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of export proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency.

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

In March 2012 the tax laws of Ghana were amended. Changes to the tax laws included:

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

Retention of foreign earnings

AngloGold Ashanti’s operations in Ghana are permitted to retain 80 percent of their foreign exchange earnings in an offshore foreign exchange account. In addition, the company has permission from the Bank of Ghana to retain and use US dollars, outside of Ghana, required to meet payments to the company’s hedge counterparties which cannot be met from the cash resources of its treasury company. On 4 February 2014, the Bank of Ghana issued new directives as part of measures to streamline the collection and repatriation of export proceeds to Ghana. These directives included an instruction to all banks and authorised dealers to, within 5 working days of receipt of export proceeds, convert the proceeds into Ghana cedis based on the average Interbank Foreign Exchange Rate prevailing on the day of conversion with a spread not exceeding 200 percentage in points (pips). Exporters with retention accounts were to continue to operate these accounts in accordance with their retention agreements. Retention proceeds which were sold to the banks were to be converted into Ghana cedis based on the average Interbank Foreign Exchange Rate prevailing on the day of conversion with a spread not exceeding 200 pips. It further advised that offshore foreign exchange transactions by resident companies, including exporters, were strictly prohibited and exporters were to ensure that all export proceeds are repatriated in full. Failure to comply with the provisions attracts penalties including pecuniary sanctions, jail terms, suspension and revocation of the operating licence as applicable.

Following engagement with relevant stakeholders, the Bank of Ghana issued another notice clarifying that the transfer of foreign exchange to meet external payment obligations remains permissible for transactions such as:

a.	redemptions and coupon payments on Bonds held by non-residents;
b.

investment income, technology and management transfer entitlements, expatriate emoluments, and other incentive packages and overseas commitments under provisions in various legislation and legislative instruments such as the Minerals and Mining Act, 2006 (Act 703), and the Technology Transfer Regulations ( L.I.1547 ); and

c.	other outward payments for imports of goods and services.

The notice also stated that all balances in Foreign Currency Accounts (FCAs) and Foreign Exchange Accounts (FEAs) will continue to be held in foreign currency, and will not be converted into Ghana Cedis. However, except for travel purposes, withdrawals out of these accounts over the counter will be paid in Cedis at the existing exchange rate. External transfers of up to $10,000 per annum without documentation from FEA and FCA are still permitted. Balances held in FEAs and FCAs continue to remain available for all legitimate external transactions.

In light of the recent clarifications, AGA maintains and operates its FCA, FEA and Retention Accounts in compliance with the directives.

Localisation policy

Mining companies must submit a detailed programme for the recruitment and training of Ghanaians with a view to achieving “localisation”, which is the replacement of expatriate personnel in a company’s Ghanaian operations by Ghanaian personnel. In addition, mining companies must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies. Recently passed Minerals and Mining (General) Regulations, 2012 (L.I. 2173) give further details on the localisation policy.

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

Obuasi

The current mining lease for the Obuasi area was granted by the government of Ghana on 5 March 1994. It grants mining rights to land with an area of approximately 334 square kilometres in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, a mining lease over an adjacent 140 square kilometres was also granted, resulting in the total area under the mining lease increasing to 474 square kilometres.

The Government of Ghana agreed to extend the term of the mining lease relating to the Obuasi mine until 2054. The mining lease was formally ratified by Parliament on 23 October 2008.

On 20 January 2014, AGAG submitted an application to the Minerals Commission to surrender approximately 289.34 square kilometres of the area to the government of Ghana. Upon issuance by the government of the certificate of surrender, the lease areas will be reduced to 185.66 square kilometres. The remaining parcel of land that will be subject to the mining lease is situated within various villages and townships in the region, but excludes the municipality of Obuasi.

Iduapriem

Iduapriem has title to a 33 square kilometre mining lease granted on 19 April 1989 for a period of 30 years. In January 2009 Iduapriem obtained a new mining lease, the Ajopa Concession, for a period of 10 years. The concession covers an area of 48.34 square kilometres. In December 2011 the Minister of Lands and Natural Resources gave his consent for Teberebie’s title to a 25.83 square kilometre mining lease, granted in June 1992 for a period of 30 years, to be assigned to Iduapriem. While ownership of the lease has passed to Iduapriem, the registration of the transfer of the lease is still in process.

Guinea

In Guinea, all mineral substances are the property of the state. Mining activities are currently regulated by law L/2011/006/CNT dated 9 September 2011 (the “2011 Code”), as amended by law L/2013/053/CNT dated 8 April 2013 and promulgated by Decree D/2013/075/PRG/SGG dated 17 April 2013 (together the “New Mining Code”).

The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining license, mining prospecting license, mining license or mining concession.

The group’s Guinea subsidiary, Société AngloGold Ashanti Goldfields de Guinée SA (“SAG”), has title to the Siguiri mine in the form of a mining concession, covered by a mining convention which was entered into with the Republic of Guinea on 11 November 1993 (the “Convention de Base”). The mining concession was consequently redefined by virtue of Presidential Decree D/97/171/PRG/SGG dated 4 August 1997, granted to SAG following the execution of the Convention de Base. The Convention de Base was amended in 2005. The Convention de Base provides for a duration of 25 years, with an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust the economic Ore Reserve.

At Siguiri, the original area granted of 8,384 square kilometres was reduced to a concession area of four blocks totalling 1,495 square kilometres. SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for the duration of the initial period of the Convention de Base.

Key elements of the Convention de Base are that:

•

The Republic of Guinea holds a 15 percent free-carried or non-contributory interest; is entitled to a royalty of 3 percent based on a spot gold price of less than $475 per ounce; and is owed 5 percent of the value of gold exported, based on a spot gold price above $475 per ounce, as fixed on the London Gold Bullion Market;

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

New Mining Code

Pursuant to the New Mining Code, existing mining titles in effect on the date on which the New Mining Code came into force remain valid for their duration and for the substances for which they have been issued. The New Mining Code does not allow mining conventions to derogate from its provisions but for holders of validly signed and ratified conventions, the application of the Mining Code will take place by way of amendments to the relevant mining convention (in the case of SAG, the Convention de Base), which amendments are set out in an Addendum to be negotiated between the mining convention holder and the State (the “Addendum”). The Addendum is required to be approved by the Council of Ministers, signed by the Minister of Mines, transmitted to the Supreme Court for its opinion and then to the National Assembly for ratification. Mining companies must cooperate in view of the conclusion of the Addendum within a 24-month delay following the publication of the New Mining Code. The 24-month delay period is expected to end on or shortly before June 2015. To that effect, the Government has established a Technical Committee, supported by a Strategic Committee, to conduct the renegotiations of all the mining contracts including the Convention de Base. Until ratification of the Addendum, the terms of the current Convention de Base apply.

The type of amendments expected to be contained in the Addendum, are categorised below by the method and timing of implementation:

1.

Provisions of immediate application which are non-negotiable relating to transparency, anti-corruption efforts, transfer of mining title interests, tax on capital gains, environmental protection, relationships with local communities, and worker health and safety (Mandatory Provisions);

2.

Provisions of immediate application but which are subject to progressive implementation over a negotiated period of time not exceeding eight years relating to training, employment and preference to Guinean companies (Progressive Provisions); and

3.

Other, negotiable provisions relating to taxation (other than capital gain) and customs, State participation in the capital of mining companies, State rights on transport and marketing and insurance and exchange control rules.

Once signed and ratified, the provisions of the Convention de Base, as amended by the Addendum, will govern mining activities on the Siguiri concession. While the exact content of the Addendum will depend on the outcome of the negotiations with the Technical Committee, it can be anticipated that the Addendum will contain the Mandatory Provisions and will also provide a time table for the implementation of the Progressive Provisions.

With respect to the Mandatory Provisions, the New Mining Code provides that mining companies must adhere to the principles of the Extractive Industries Transparency Initiative (EITI). The EITI sets a global standard for oil, gas and mining companies to disclose payments to governments and for governments to disclose what they receive. The Mandatory Provisions also provide for the requirement to obtain ministerial consent in respect to any transfer of a mining right as well as any form of direct or indirect transfer of interest in a mining title of 5 percent or greater. In addition, the Mandatory Provisions also provide for a transfer tax regime entailing the payment of a 10 percent registration fee, in addition to capital gain tax on the assignment of titles, on the transfer of shares in the company holding the mining titles and on an acquisition of participation leading to an indirect change of control of the title holder.

The Progressive Provisions require, among others, the implementation of a training and development plan contemplating a transfer of technology as well as preference for Guinea companies. The Progressive Provisions also establish fixed minimum quotas of Guinean personnel. These quotas depend on the stage of the project and the level of hierarchy. The Progressive Provisions further require that certain positions (General Manager, Deputy General Manager) be filled by Guinean citizens by certain deadlines. The Progressive Provisions provide for minimum quotas of contracts with SMEs, SMIs and businesses belonging to or controlled by Guineans to be complied with by title holders and their sub-contractors.

In addition, certain provisions introduced by the New Mining Code that were not otherwise covered by the previous mining legislation or are not covered by the Convention de Base are likely to apply to SAG, including a limitation on tax stability. The current tax regime applicable to SAG is only guaranteed until November 2018.

The New Mining Code is to be accompanied and implemented by various implementation decrees. To date, decree D/2014/013/PRG/SGG dated 17 January 2014 relating to the application of the financial provisions of the New Mining Code, decree D/2014/014/PRG/SGG on the adoption of a directive for the realisation of an environmental and social impact study for mining operations and decree D/2014/015/PRG/SGG adopting a model of mining convention, have been adopted.

Mali

Mineral rights in Mali are governed by law n°2010-015 dated 27 February 2012 bearing Malian Mining Code (the “New Mining Code”), replacing ordinance No. 99-32/P- RM of 19 August 1999 enacting the previous mining code, as amended by ordinance n°013/2000/P-RM of 10 February 2000 and ratified by law n°00-011 of 30 May 2000 (the “1999 Mining Code”), and Decree No. 99-255/P-RM of 15 September 1999 implementing the Mining Code.

Due to stabilisation clauses in the agreement defining the mining rights and obligations of AngloGold Ashanti entities in Mali (further described below), the mining operations carried out by the AngloGold Ashanti entities in Mali are subject to the provisions of the previous mining codes of 1970 and 1991 but also, for residual matters, expressly subject to the provisions of the 1999 Mining Code (see “Applicable mining regime” below). As a consequence the New Mining Code does not apply to the relevant mining operations.

Applicable mining regime

Prospecting activities are carried out under prospecting authorisations (authorisation de prospection). The authorisations give an individual or corporate entity the exclusive right to carry out prospecting activities over a given area for a period of three years renewable without a reduction in the area covered by the authorisation. Exploration activities may be carried out under exploration permits (permis de recherche). The latter are granted to corporate entities only by order of the Minister of Mines. Exploration permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal requires the permit holder to relinquish 50 percent of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.

An exploitation permit (permis d’exploitation) is required to mine a deposit located within the area of a prospecting authorisation or an exploration permit. The exploitation permit grants an exclusive right to prospect, explore and exploit the named substances for a maximum period of 30 years renewable three times for an additional 10 years. The exploitation permit is granted only to the holder of an exploration permit or of a prospecting authorisation and covers only the area governed by the exploration permit or the prospecting authorisation. An application must be submitted to the Minister of Mines and to the National Director of Mines.

As soon as the exploitation permit is granted, the permit holder must incorporate a company under the law of Mali. The permit holder will assign the permit for free to this company. The State will have a 10 percent free carried interest in the company. This interest will be converted into priority shares and the State’s participation will not be diluted in case of an increase in capital.

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

Applications for prospecting authorisations and exploration permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed works and costs program, a map defining the area which is being requested and providing geographical coordinates, the exact details relating to the identity of the applicant and evidence of the authority of the signatory of the application. Such titles are granted by ministerial order. Any refusal to grant such titles shall be notified by letter from the Minister of Mines to the applicant.

All mining titles mentioned above require an establishment convention (convention d’etablissement) to be signed by the State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.

AngloGold Ashanti has interests in Morila, Sadiola and Yatela, all of which are governed by establishment conventions covering exploration, mining, treatment and marketing in a comprehensive document. These documents include general provisions regarding exploration (work program, fiscal and customs framework) and exploitation (formation of a local limited liability mining company, State interest, fiscal and customs framework governing construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programs for local labour, protection of the environment, reclamation, safety, hygiene and dispute settlement).

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2024, 2020 and 2024 respectively.

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

To enable a company to prospect for minerals, the Ministry of Mines and Energy may grant an Exclusive Prospecting License or a Non-exclusive Prospecting License. Upon application and presentation of a feasibility study, the Ministry then grants a Mining License. Alternatively, the holder of a Non-Exclusive Prospecting License may peg and register a Mining Claim. Licensing decisions take into account the abilities of the company (including its mining, financial and technical capabilities), projected rehabilitation programmes and the payment of royalties. Mining Licenses are only awarded to Namibian citizens and companies registered in Namibia, which includes foreign companies registered with the Namibian registrar of companies as external companies (i.e. branches). A Mining Claim, on the other hand, may only be pegged by Namibian citizens or companies whose articles of association limits shareholding in those companies to Namibian citizens.

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

Taxes

The Namibian Government appears to have withdrawn or deferred the mining tax proposals that it made in 2011. These proposals included, among others, a requirement for mines to pay a value added tax of 15 percent on the export value of unprocessed minerals, a 5 percent export duty and an increased corporate tax rate of 44 percent, up from 37.5 percent. The minimum historic corporate tax rate on mining companies is 25 percent. Mining companies (other than diamond mining companies) currently pay corporate tax at a rate of 37.5 percent, while a corporate tax of 32 percent applies to profits from non-mining activities. There is a 10 percent withholding tax on interest earned by foreigners and Namibian citizens on their deposits held with Namibian banks or unit trust schemes. Aside from withholding tax on interest, there is also a non-resident shareholder tax (“NRST”). The rate of the NRST is 10 percent if the beneficial owner of the shares is a company which holds directly or indirectly at least 25 percent of the capital of the company paying the dividends. In all other cases the rate is 20 percent. There is also a 25 percent withholding tax on certain services, management and consultancy fees rendered by foreigners.

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

To enable a company to prospect or mine, the Ministry of Energy and Minerals (MEM) initially grants an exclusive prospecting license. Upon presentation of a feasibility study, together with certain other environmental, social and financial assurances, the MEM may then grant a form of license for mining. Licensing decisions take into account the abilities of the company (including its mining, financial and technical capabilities), projected rehabilitation programmes, environmental compliance and the payment of royalties.

The following licenses can be applied for under the Tanzania Mining Act:

Licenses for Exploration:

•	prospecting license;
•	gemstone prospecting license; and
•	retention license.

Licenses for Mining:

•	special mining license (if the proposed capital investment is equal to at least US$100 million);
•	mining license (if the proposed capital investment is equal to between $100,000 and $100 million); and
•	primary mining license (reserved for Tanzanian citizens).

Licenses for Ancillary Activities:

•	processing license;
•	smelting license; and
•	refining license.

For purposes of AngloGold Ashanti’s Geita Gold Mine, only prospecting, retention and special mining licenses are relevant.

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

Special mining licenses have certain fiscal and other advantages over mining licenses, as the holder of a special mining license may enter into a mining development agreement with the government of Tanzania to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts and a special mining license holder may, in certain circumstances, unilaterally amend the programme of the mining operations agreed with the MEM.

AngloGold Ashanti has concluded a development agreement with the Ministry and was issued a mining license for a period of 25 years, which expires in 2023.

The Finance Act 2012 which was passed on 11 October 2012 introduced some important changes to the fiscal regime with effect from 1 July 2012 that impact upon AngloGold Ashanti, in particular:

•

Introduction of a 30 percent capital gains tax on the sale of shares by an off-shore parent company. Changes were also made to the procedure for payment of capital gains tax by the seller of shares. Tax at the rate of 30 percent is payable by way of an initial instalment of 20 percent on the transfer, based on the notional gain that the seller would make where after a further instalment of the remaining 10 percent is due.

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

Local Government Levies:

The local government for the area in which we mine charges a 0.3% service levy based on turnover generated in the relevant district or a $200,000 local government levy for mining companies that have signed a mining development agreement with the Ministry of Energy and Minerals, as well as, property tax based on the value of a premises.

Potential regulatory changes

In 2013, the Tanzanian Commissioner for Minerals issued the first draft of the Mining (Minimum Shareholding and Public Offering) Regulations, 2013.

The regulations set out the requirement to sell shares to Tanzanian nationals, by way of a public offering and listing on the Dar es Salaam Stock Exchange, which will apply to companies that are carrying out large scale mining operations.

The listing requirement

The draft regulations require all existing holders of a special mining licence to list a minimum of 30 percent of their shares on either the Main Investment Market or the Enterprise Growth Market Segment of the Dar es Salaam Stock Exchange within two years of the regulations coming into force.

Companies that are issued with a new special mining licence after the date the draft regulations come into force are required to list 30 percent of their shares within one year of the date of the issue of their special mining licence.

The listing rules

The listing of shares on the Dar es Salaam Stock Exchange is to be done in accordance with the existing regulatory framework and listing rules, although the restrictions that would normally permit up to 60 percent of a company’s listed shares to be owned by foreign investors has been removed. The effect of this is that all shares of Tanzanian mining companies that are locally listed can only be purchased by either Tanzanian citizens or locally incorporated companies.

The listing rules require companies that are seeking to list their shares on the Main Investment Market to satisfy a number of criteria, including minimum share value requirements, profitability requirements, management incumbency requirements and financial disclosure requirements.

In the case of a listing on the Enterprise Growth Market Segment these requirements are substantially reduced or removed altogether.

The one year timeframe imposed by the draft regulations that applies to the listing of shares issued by the holder of a new special mining licence may conflict with the current requirement of the Main Investment Market for a management and profitability track record, however the draft regulations do not deal with this issue.

Failure to list

The regulations do contemplate the possibility that a company may proceed with a listing and fail to secure the minimum local shareholding. In such circumstances the Minister of Energy and Minerals may at the request of the company and on the recommendation of the Capital Markets and Securities Authority grant a waiver to the minimum local shareholding requirement. However, it is not clear from the regulations whether the waiver may be general and so exempt the company from the requirement to list altogether or whether the waiver is in effect an extension of the timeframe in which the company must list.

Where a company fails to comply with the listing requirement in the regulations the Minister is empowered to revoke the special mining licence.

AUSTRALASIA

Australia

In Australia, with a few exceptions, all onshore minerals are owned by the Crown. The respective Minister for each state and territory is responsible for administering the relevant mining legislation enacted by the states and territories.

Native Title legislation applies to certain mining tenures within Australia. Australia recognises and protects a form of Native Title that reflects the entitlement of Aboriginal people to their traditional lands in accordance with their traditional custom and laws. Should Native Title claims or determinations exist, certain Native Title processes and procedures will apply under the Native Title Act 1993 (Cth) before the tenure is granted. Tenure may be granted subject to conditions relating to Native Title rights. In the mining context, Native Title matters are managed as part of the tenement grant process. If disputes arise in relation to the grant of a particular tenement, they can be referred to the National Native Title Tribunal, established under the Native Title Act, for resolution.

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

AngloGold Ashanti has been granted 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations and accordingly it has, together with its joint venture partners where applicable, the exclusive right to mine in those areas. Both the group and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti’s operations in Australia.

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

The Argentinean Mining Code regulates exploration permits and mining concessions. Exploration permits grant their holders exclusivity rights to any mineral discoveries, including those made by a third party within the exploration area covered by the permit. Exploration permits are limited in time and as to the extent of the exploration area, are subject to the payment of a single-time fee, and also require a minimum exploration work programme and schedule to keep the permit in force.

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

Any mining company wishing to commence or modify any mining-related activity, as defined by the Argentinean Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, is required to prepare and submit to the competent Provincial environmental authority an Environmental Impact Assessment (EIA) prior to commencing the work. Each EIA is required to describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. If accepted by the competent authority, the EIA is used as the basis to create a Declaration of Environmental Impact (DEI) to which the mining company is required to adhere during the mining-related activity at issue. The DEI is required to be updated at least on a biannual basis. Sanctions and penalties for non-compliance with the DEI are outlined in the Environmental Protection section of the Argentinean Mining Code, and may include warnings, fines, suspension of quality certifications, restoration of the environment, temporary or permanent closure of activities, and withdrawal of authorisation to conduct mining-related activities.

Holders of mining concessions must comply with three main conditions: payment of an annual fee, investment of a minimum amount of capital, and the carrying out of a reasonable level of exploitation. Failure to do so could lead to forfeiture of the mining concession, which would then revert back to the Province.

In the case of Cerro Vanguardia, AngloGold Ashanti’s operation in Argentina, the mining concession holder is AngloGold Ashanti’s partner, Fomento Minero de Santa Cruz S.A. (Fomicruz). On 27 December 1996, Fomicruz entered into a usufruct agreement whereby Cerro Vanguardia S.A. was granted an irrevocable right to exploit the Cerro Vanguardia deposit for a 40-year period, which expires on 27 December 2036. Cerro Vanguardia S.A. is an Argentinean company controlled by AngloGold Ashanti, with Fomicruz as minority shareholder.

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

Recent and potential regulatory changes

On 30 September 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, banning new mining exploration and exploitation activities on glaciers and “peri-glacial” areas. The law also subjects the on-going mining activities to an environmental audit. If such audit results in material impacts on glaciers and “peri-glacial” areas, the relevant authority is empowered to take action, including suspension or relocation of the activity. The law establishes a broad definition of “peri-glacial” areas that, together with glacial areas, must yet be surveyed by an existing national

Government Agency specifically appointed to this end. The constitutionality of the law has been challenged by some mining companies along with the Province of San Juan (which hosts large mining projects). Injunctions that had been granted by lower courts that had suspended the application of the law in that Province were lifted by the National Supreme Court of Justice of Argentina, that presides over the case, which is in its early stages. Although the injunction has been lifted, the language the Court used in the decision implies that until an inventory of glaciers is completed as mandated by the Law the case is moot, and therefore has no practical implications for the operations of CVSA.

On 26 October 2011, Decree 1722/2011 (Repatriation Decree) was issued, which imposes on oil, gas and mining companies operating in Argentina the obligation to repatriate all the proceeds of their exports from Argentina and to exchange such proceeds for Argentinean legal currency in the domestic banking system. All exporters, other than oil, gas and mining companies, have been operating under such regime since late 2001. Mining companies, on the other hand, were entitled to two exceptions: (i) a decree of 2003 applicable to mining companies with tax, customs and foreign exchange stability certificates obtained prior to the date on which such a decree was enacted (which is the case of Cerro Vanguardia S.A.); and (ii) a decree of 2004 applicable to mining companies with tax, customs and foreign exchange stability certificates obtained after the date on which such decree was enacted. Both exceptions have not been formally superseded by the Repatriation Decree, but appear to conflict with it, and such conflict may result, in some cases, in a violation of mining companies’ rights under the Mining Investment Law.

On 27 December 2011, the Argentinean National Congress passed Law 26,737 which implemented a set of rules restricting the ownership of rural land by foreigners (including foreign individuals or any kind of legal entity controlled by foreign individuals or legal entities). The main restrictions are as follows: (i) foreigners cannot own in the aggregate more than 15 percent of the entire rural land of Argentina, the same cap being applicable to each province and municipality; (ii) foreigners will not be allowed to purchase more than 1,000 hectares in the so-called “zona nùcleo”, which comprises the main agricultural areas of central Argentina or an “equivalent” surface depending on the location of the land and its productive potential; and (iii) foreigners will not be allowed to buy land that contains, or is adjacent to, relevant and permanent water bodies (such as rivers and lakes). Although exploration permits and mining concessions are not the subject matter of the restrictions placed by this law, certain rights granted to foreign mining companies under the Argentinean Mining Code may be restricted by this new law. For example, the right that holders of mining concessions currently have to force the surface owner to sell the land to the holder of the mining concession might be restricted if the concession holder is a foreign individual or a legal entity controlled by foreigners.

Ten provinces in whose territories the main mining projects of Argentina are located, signed a document with the Federal Government entitled Federal Mining Agreement, (FMA). The purpose of the FMA is, among other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, among them Santa Cruz Province (through Fomicruz), in the Cerro Vanguardia project. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies in order to finance education, health and other programmes. Increase in royalty rates is not specifically contemplated in the FMA. The Provinces that signed the FMA had previously formed a special association of provinces, supported by the National Government.

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

In Brazil, the National Department of Mineral Production (DNPM) is the state body within the Mines and Energy Ministry (the “MME”) that is responsible for: (i) the registration of mining titles, (ii) the grant of authorisations and concessions, (iii) the supervision of mining activities and mining titleholders, and (iv) the issuance of supplementary rules in relation to mining activity.

Under the current Mining Code, there are two kinds of mines: (i) claimstake mines (“Minas Manifestadas”), for which rights were acquired before 1934 and exist independently of any mining license or authorisation from the Federal Government and for which the mineral resources constitute property of the landowner and (ii) granted mines, which are those that rely on grants from the Federal Government for mineral exploration or exploitation (pursuant to the Constitution). AngloGold Ashanti’s operations in Brazil consist of both claimstake mines and granted mines.

Mining activities in granted mines must be performed in two defined stages: (i) exploration, which entails defining and evaluating the deposit and determining the feasibility of exploitation, and (ii) exploitation, which involves coordinating operations aimed at the industrial exploitation of the mineral deposit, from the extraction of useful minerals to their processing. Exploration authorisations issued by DNPM are valid for one to three years. Extensions can be obtained if necessary. In contrast, exploitation rights, once granted, are valid for the lifetime of the deposit, provided the mining titleholder complies with all legal requirements. Pursuant to these requirements, for example, titleholders must (i) start work on mineral exploitation within six (6) months from the date of publication of the Exploitation Concession, (ii) continue their mining activities until the mineral deposit has been exhausted, in accordance with the Economic Exploitation Plan (Plano de Aproveitamento Econômico) approved by DNPM and (iii) refrain from suspending mining activities without prior notice to DNPM.

During the exploration period, the mining titleholder has to pay an Annual Rate per Hectare (“TAH” – Taxa Anual por Hectare), subject to a maximum value set by law. In the exploitation period, regardless of the legal regime governing the project (whether claimstake or granted mines), the mining titleholder has to pay the Financial Compensation for Exploiting Mineral Resources (“CFEM” – Compensação Financeira pela Exploração Mineral). The CFEM is currently calculated based on revenues, minus some deductions authorised by mining law.

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

Legally, the proposals would change the rules governing access to mining titles. While exploration authorisations would be effective for a longer period of five (5) years, they would be renewable for only one extra year, at the discretion of authorities.

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

Mining activities are regulated by the Mining Code, Act 685, 2001. Amendments to the Mining Code enacted in 2010 pursuant to Act 1382 were found unconstitutional. The Constitutional Court stayed its ruling for two years to give the government the opportunity to present a new law. The government was expected to make new changes to the Mining Code public in the second half of 2012, but has not yet presented any project of law to Congress.

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

The concession contract

The government agency grants exclusive concession contracts for exploration and exploitation. Such concessions allow concessionaires to conduct the studies, works and installations necessary to establish the existence of minerals and to organise their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover any possible environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding works and installations. An environmental impact study must also be filed and approved in order for the concessionaire to receive an environmental license prior to beginning construction and development.

The initial term of concessions is 30 years. To receive an extension, a concessionaire must file a request two years before the termination of the initial term, and must substantiate the application with economic, environmental and technical information. Because the extension is not automatic, the concessionaire must renegotiate the conditions of the grant. Any company holding a concession that wishes to obtain a renewal of the contract must be up to date in all its legal and contractual obligations and must present a new plan of works and installations to be executed after the contract is renewed. The term of a concession and all the contractual obligations that arise from it are deemed to take effect as of the date of registration of the contract at the National Mining Register.

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

Cannon fees and royalties

Cannon fees are due from the moment the area is declared available for the company (rather than from the time the concession contract is signed). Such fees change based on the number of years that the company has been a concessionaire, as follows:

•	0-2000 hectares, approximately $9.00 per hectare per year
•	2001-5000 hectares, approximately $18.00 per hectare per year
•	5001-10,000 hectares, approximately $27.00 per hectare per year

Once exploration is complete and the mining infrastructure is in place, the concessionaire must begin paying royalties. Royalties paid to the Colombian government consist of a percentage of the primary product and sub-products being exploited. For gold, the percentage to be paid is 4 percent.

Potential regulatory changes

In 2013 the Federal government instituted the CONPES programme that will aid in promoting certain projects designated by the government as national projects of interest. This designation provides for great oversight from the Federal government. The La Colosa project was one such designated project. It is anticipated that the programme will be launched in 2014.

United States of America

Land ownership & mining rights

Mineral and surface rights in the United States are owned by private parties, state governments or the federal government. Although not the case at Cripple Creek & Victor Gold Mining Company’s (CC&V) Cresson Project, the majority of land utilised for precious metals exploration, development and mining in the western United States is owned by the federal government. The right to mine on such land is governed by the General Mining Law of 1872, as amended (General Mining Law). The General Mining Law allows mining claims on certain federal lands upon the discovery of a valuable mineral deposit and proper compliance with claim location and maintenance requirements. Until 1993, unpatented mining claim holders could apply for patents to their claims from the federal government, and, if granted, those patented mining claims became private lands owned by the mining claimant, limited only by reservations and restrictions contained in the patent from the federal government, and subject to the same permitting, environmental and reclamation laws and regulations as other private lands.

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

CC&V’s Cresson Project is currently operating under a permit generally referred to as mine life extension one (MLE1) issued by the MLRB and Teller County. Among other things, MLE1 permits CC&V to continue active mining at the Cresson Project through 2016 and imposes reclamation and other requirements on CC&V, including requiring (i) the stabilisation and re-vegetation of disturbed lands, (ii) the control of storm water and drainage from overburden storage areas, (iii) the removal of roads and structures, (iv) the treatment and the elimination of process solutions, (v) the treatment of mine water prior to discharge into the environment and (vi) visual mitigation. In September 2012, CC&V’s permit application for mine life extension two (MLE2) was approved by both the MRLB and Teller County.

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

MINE SITE REHABILITATION AND CLOSURE

Closure, an integral part of operations

All mining operations eventually cease. An integral aspect of operating AngloGold Ashanti’s mines is ongoing planning for, and implementation of, concurrent rehabilitation, together with an estimate of associated liability costs and the placement of adequate financial provisions and assurances to cover these costs.

AngloGold Ashanti revised its group closure planning management standard in 2013 and all of its operations are now required to comply with the standard as their closure plans are reviewed and updated.

Closure planning is an activity that starts at the exploration and mine design stage and continues throughout the life of mine:

•	The evaluation of new projects includes a closure plan, which takes into account future closure and associated rehabilitation and other costs.
•

The closure plan is reviewed annually and updated every three years (annually in the final three years of a mine’s life) or whenever significant changes are made, and takes into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in practice.

For many of the older mines, closure planning and the evaluation of environmental liabilities is a complex process. This is particularly so in Brazil, Ghana and South Africa, where many of the mining and other operations have taken place for more than fifty years.

A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operational. This practice serves to decrease the ultimate liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilise mineral reserves, which the company might wish to exploit should conditions, such as the gold price, change.

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

In addition, long-term remediation obligations including decommissioning and restoration liabilities relating to past operations are based on environmental management plans and comply with current environmental and regulatory requirements.

Provisions for remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. These costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and previous experience in the remediation of contaminated sites.

Decommissioning costs and restoration costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Discounted closure liabilities (excluding joint ventures) decreased from $841 million in 2012 to $728 million in 2013. This change relates to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

In addition to post-mining land reclamation and closure requirements, AngloGold Ashanti is subject to extensive environmental, health and safety (EHS) laws and regulations in the various jurisdictions in which the company operates. These requirements govern, among other things, extraction, use, conservation and discharge of water; air emissions (including dust control); regulatory and community reporting; clean-up of contamination; worker health and safety and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials, and mine tailings. In addition, environmental laws and regulations, including the requirements contained in environmental permits, are generally becoming more restrictive. Significant EHS requirements, risks and trends affecting our mining and processing operations are described below.

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

Water Management

AngloGold Ashanti’s mining and processing operations are heavily dependent upon access to substantial volumes of water required for such operations. Typically, water-use permits or water rights in each country impose limits on the quantity of water that can be extracted from certain sources and require, among other things, that wastewater from mining operations meet certain water quality criteria upon discharge. Water supply, quality and usage are areas of concern globally, but are particularly significant for operations in the USA, Ghana and South Africa, and for exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure to secure access to suitable water supplies, or achieve and maintain compliance with the requirements of the permits or licenses, could result in curtailment or suspension of production at the affected operation. Incidents of water pollution or shortage can, in extreme cases, lead to community protest and ultimately result in the withdrawal of community and government support for the company’s operations.

Where feasible, the company operates a “closed loop” system which recycles the water used in its operations without discharging it to the environment. In some areas, however, such as Ghana, high levels of rainfall and surface water runoff mean that a closed loop system is not feasible and that discharges, after water treatment, must take place. During 2011, the company commissioned a reverse osmosis plant in the northern section of the Obuasi mine which functions in conjunction with complementary water treatment technologies to ensure that water released is compliant with Ghana’s water quality standards. At the southern section of the mine, a 250m3/hour water treatment plant was commissioned in early 2012 and another 500 m3/hour plant is under construction. At the Iduapriem mine, a water treatment plant was commissioned in 2010 to ensure that the operation can release excess water while meeting effluent discharge standards.

At AngloGold Ashanti’s South African operations, ongoing upgrades of process water containment infrastructure to reduce potential environmental discharges have led to a reduction in reportable incidents in 2013.

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

The impact of a breach, leak or other failure of a tailings storage facility can be significant, and the company therefore monitors such facilities closely in accordance with national regulatory requirements and commitments made to local communities. The occasional well-publicised failure of a third-party tailings facility and the potential impact of such failure also mean that these facilities are generally tightly regulated. An incident at the company’s operations could result, among other things, in enforcement, obligations to remediate environmental contamination, and claims for property or natural resources damages and personal injury and negative press coverage. Even an incident at another company’s operations has potential to result in governments tightening regulatory requirements and restricting other mine operators in response.

Groundwater Impacts and Environmental Remediation

AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the impact and to find sustainable remediation solutions. Based on those studies as well as discussion with regulators, the company has taken steps, including monitored natural attenuation and phyto-technologies, to address soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation. Should these obligations be significant, this could have a material adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.

As AngloGold Ashanti or its predecessors have a long history of mining operations in certain regions, issues may arise regarding historical as well as potential future environmental impacts to those areas. For example, certain parties, including NGOs, community groups and institutional investors, have raised concerns, and threatened or commenced litigation, relating to air pollution or surface and groundwater quality, among other issues, in the areas surrounding the company’s Obuasi and Iduapriem mines in Ghana, including potential impacts to local rivers and wells used for water from heavy metals, arsenic and cyanide as well as sediment and mine rock waste. Following temporary shutdowns at both mines in 2010, the company has made improvements in effluent quality management and constructed a new tailings impoundment at Iduapriem as well as three additional water treatment plants at Obuasi to reduce the risk of incidents that have the potential to degrade local water sources. AngloGold Ashanti is continuing to investigate allegations of impacts by the company’s operations on water quality in mining areas and is implementing, as appropriate, additional responsive actions, such as remediation, engineering and operational changes at the mine sites and community outreach programmes.

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

Climate Change and Greenhouse Gas Regulation

Greenhouse gases, or “GHGs”, are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases power. Currently, a number of international and national measures to address or limit GHG emissions, including the Bali Action Plan and the Durban Platform, are in various phases of discussion or implementation in the countries in which the company operates.

The outcome of the climate change negotiations may, in due time, have the effect of requiring AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes including through costs passed on by electricity utilities which supply the company. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. The most likely source of these company-level obligations is unlikely to be by operation of international law but more likely to come through domestic implementation of state obligations pursuant to evolving climate change regulatory regimes.

For example, the Australian government implemented a carbon trading scheme commencing in July 2012, with a carbon price applying to facilities which emit more than 25,000 t/yr, commencing at A$23/tCO2-e (for 2012 to 2013), increasing to A$25.40/tCO2-e for 2014-2015, followed by a floating price phase. The new government, elected in 2013, has announced its intention to repeal the tax and the Clean Energy Legislation (Carbon Tax Repeal) Bill 2013 was introduced into the Federal Parliament on 13 November 2013.

Also, in 2011, the South African government released a climate change response white paper and in 2013 a Carbon Tax Policy Paper. In February 2014, the South African Minister of Finance announced his intention to introduce a carbon tax in 2016. AngloGold Ashanti already pays a levy of ZAR0.035 per kilowatt hour of electricity that it purchases and is generated from fossil fuels.

The 2013 Budget Review provides an indication of the expected levels of the carbon tax rate as being ZAR120 (approximately $11) per tonne of CO2e emitted above certain thresholds. Under the proposal, the tax rate would increase by 10 percent a year, reaching ZAR193 (approximately US$18) per tonne by 2020. The end of the decade also marks the end of the first phase of the carbon tax. Depending on the nature of the emitter, a basic tax-free threshold of up to 60 percent of the tax liability will apply.

It is probable that the tax will be levied on sectors that comprise elements of the AngloGold Ashanti supply chain. Consequently, it is likely that the costs associated with those elements of the supply chain will increase for the medium- and long-term.

In 2010, Brazil launched the National Climate Change Policy, which established a voluntary reduction target of 1.2 billion tonnes of CO2 below the projected emissions in 2020. The policy required the development of sector-specific plans in order to meet the target. Amongst other plans, it is intended to reduce deforestation in the Cerrado biome, where AngloGold Ashanti operates, by 40 percent compared to the average deforestation in 1999-2008 and expand renewable energy production and energy efficiency programmes. The policy also provided for a Brazilian GHG trading scheme, which is yet to be designed. While Brazil is not yet requiring mandatory GHG emissions reporting at the national level, some state environmental agencies have requested companies to voluntarily submit GHG emissions management plans.

In addition, potential physical risks to our operations as a result of climate change include changes in rainfall rates or reduced water availability, rising sea levels, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage the company’s property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the company’s workforce and on the communities in the area around its mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.

Occupational and Community Safety and Health and Tropical Diseases

AngloGold Ashanti’s operations are subject to a variety of laws and regulations designed to protect and improve the safety and health of employees. In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, in particular, so-called Section 54 safety stoppages have become a significant issue for mining companies. The business has been exposed to safety stoppages which can, individually and/or in aggregate, have a material impact on operations. AngloGold Ashanti is also enhancing safety programmes, in line with the overall ONE initiative and industry Best Practice, which could result in a reduction of incidents and associated Section 54 safety stoppages.

In addition, AngloGold Ashanti is subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss (“NIHL”) and occupational lung diseases (“OLD”), which include occupational tuberculosis and silicosis in individuals exposed to silica dust. Silicosis has been particularly prevalent in South Africa and has also arisen at the company’s Continental Africa and Brazilian operations, albeit to a far lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and clinics, and continues to improve preventative occupational hygiene initiatives, such as implementing various dust control measures and supplying its employees with respiratory protective equipment. If the costs associated with providing such occupational health services, implementing such dust control measures or supplying such equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

The South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (“ODMWA”) that provides for compensation to miners who have OLD, and the Compensation for Occupational Injuries and Diseases Act (“COIDA”), that provides for compensation in respect of job related injuries and compensation of non-miners who have OLD. It appears less likely that the proposed combination of the two acts will occur in the short- to medium-term, but some alignment of benefits may be considered in the future. The South African government has indicated that it may also consider amendments to in the short-term to address shortcomings in ODMWA. COIDA provides for compensation payments to workers suffering permanent disabilities which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD as well as the payment of medical expenses over the claimant’s lifetime. If the proposed combination of COIDA and ODMWA or amendments to ODMWA were to occur, this could further increase the amount of statutory compensation that miners employed by AngloGold Ashanti could claim, which consequently could have an adverse effect on AngloGold Ashanti’s financial condition.

On 23 November 2010, the Chamber of Mines of South Africa applied to the North Gauteng High Court for a declaratory order as to whether or not the Compensation Commissioner may include in the levy to be paid by any specific mine under ODMWA any amount that is intended to be used for funding benefits payable to: (1) ex-mine workers who had never worked at that mine; or (2) ex-mine workers who used to work at the mine, but no longer work at the mine. On 29 April 2011, the Honorable Judge Zondo dismissed the Chamber’s application with costs. The judge concluded that the Compensation Commissioner has authority under ODMWA to address an historical or actuarial deficit in the Compensation Fund by increasing the levy payable by current mines and works to cover the shortfall in respect of all ex-mine workers. The Chamber lodged an appeal to the Supreme Court of Appeal. The appeal was dismissed with costs. The effect of the judgement is that ODMWA levies may be increased in respect of the category of former employees referred to above.

AngloGold Ashanti is subject to numerous claims, including a consolidated class action and individual claims related to silicosis and other OLD, and could be subject to similar claims in the future. AngloGold Ashanti has received notice of an application for class certification relating to silicosis in which the company is a respondent. It has also received notice of individual claims. Please refer to “Item 8: Financial Information – Legal Proceedings – South Africa – Silicosis litigation.”

In addition to OLD, AIDS and associated diseases remain major health care challenges faced by AngloGold Ashanti’s South African operations. Workforce prevalence studies indicate that HIV prevalence rates among AngloGold Ashanti’s South African workforce may be as high as 30 percent. AngloGold Ashanti continues to develop and implement programmes to help those infected with HIV and prevent new infections from spreading. Since 2001, the company has offered a voluntary counseling and HIV testing programme for employees in South Africa and, since 2003, has offered anti-retroviral therapy to HIV positive employees who meet the current medical criteria and who desire this treatment.

Malaria and other tropical diseases also pose significant health risks at all of the company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women but also gives rise to deaths and absenteeism in adult men. Other conditions such as heart disease, chronic diseases and obesity are of increasing incidence and concern. All affected company operations have malaria control programmes in place.

Such diseases impair the health of workers and negatively affect productivity and profitability as a result of workers’ diminished focus or skill, absenteeism, treatment costs and allocated resources. AngloGold Ashanti cannot guarantee that any current or future medical programme will be successful in preventing or reducing the injury and illness rates amongst its employees or in affecting consequent morbidity or mortality rates. AngloGold Ashanti may incur significant costs in addressing this issue in the future, which could also adversely impact the company’s results of operations and financial condition.

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2013

Operations

AMERICAS		CONTINENTAL AFRICA		AUSTRALASIA		EXPLORATION AND TECHNOLOGY
1.	Argentina	4.	Guinea	10.	Australia	12.	Australia
	Cerro Vanguardia (92.5%)		Siguiri (85%)		Sunrise Dam	13.	Colombia
2.	Brazil	5.	Mali		Tropicana (70%)	14.	Guinea
	Serra Grande		Morila (40%) (1)			15.	South Africa
	AGA Mineração		Sadiola (41%)	SOUTH AFRICA
3.	United States		Yatela (40%)	11.	South Africa
	Cripple Creek & Victor (CC&V)	6.	Ghana		Vaal River
			Iduapriem		Great Noligwa
			Obuasi		Kopanang
		7.	DRC		Moab Khotsong
			Kibali (45%) (1)		West Wits
		8.	Tanzania		Mponeng
			Geita		TauTona (3)
		9.	Namibia		Surface Operations (4)
			Navachab (2)

Percentages indicate the ownership interest in AngloGold Ashanti, whether held directly or indirectly. All operations are 100%-owned unless otherwise indicated.

(1)	Both Morila and Kibali are managed and operated by Randgold Resources Limited.
(2)	On 10 February 2014, AngloGold Ashanti announced that it had signed a binding agreement to sell Navachab, subject to certain conditions.
(3)	As from 1 January 2013, TauTona and Savuka were mined as one operation and accordingly combined under TauTona.
(4)	Includes MWS for purposes of this report. It is operated and managed as a separate cash generating unit.

OPERATING PERFORMANCE

Group description

Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 21 operations in 11 countries.

AngloGold Ashanti is a global gold mining and exploration company with a diverse portfolio of mining operations and projects on four continents, with more than 96% of the company’s revenue derived from the sale of gold produced at its operations located around the world. Working across the full spectrum of the mining value chain, the impact of the company’s operating activities on the local communities and environments remain at the core of the business.

Following a strategic review of AngloGold Ashanti’s asset portfolio at the start of 2013, particularly as it pertains to development and exploration projects, the company embarked on significant restructuring in response to current challenges in the gold sector, including increasing costs of production and a fall in gold prices.

Despite the addition of two new mining operations, Kibali and Tropicana, which began production in the second half of 2013, the number of AngloGold Ashanti operations in 2013 remained unchanged at 21. Following the restructuring of the portfolio, Savuka is now reported together with TauTona and MWS is included in the reporting of Surface Operations. Post year-end, a binding agreement was reached regarding the sale of the Navachab mine in Namibia, subject to certain conditions.

AngloGold Ashanti’s brownfield and greenfield exploration programmes take place in both established and new gold producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings. Greater emphasis is being placed on brownfield exploration and a few key greenfield opportunities carefully identified by management in Colombia, Guinea, and Australia.

AngloGold Ashanti’s operations and joint ventures employed, on average, 66,434 people (including contractors) in 2013 (2012: 65,822).

Performance

In 2013, AngloGold Ashanti produced attributable 4.11 million ounces of gold (2012: 3.94 million ounces) as well as 1.38 million pounds of uranium oxide, 3.30 million ounces of silver and 191 tonnes of sulphuric acid as by-products.

Production of 4.11 Moz was achieved at a total cash cost of $830/oz compared to 3.94 Moz at $829/oz the previous year.

The attributable Ore Reserve at 31 December 2013 was 67.9 Moz, down from 74.1 Moz at 2012. This decrease reflects the changes in economic assumptions due to the lower gold price which had the most significant impact at Geita and CC&V.

Capital expenditure, including equity accounted joint ventures, in 2013 amounted to $1,993 million (2012: $2,322 million).

Safety

Regrettably, there were 8 fatalities across the group’s operations in 2013. The all injury frequency rate improved to 7.33 per million hours worked compared to 7.72 in 2012 and 9.76 in 2011.

OPERATIONS AT A GLANCE for the years ended 31 December

	Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)			Total cash costs(1) ($ per ounce)			All-in sustaining costs(2) ($/oz sold)		Attributable capital(1) expenditure ($m)
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2013	2012	2011
SOUTH AFRICA
Vaal River
Great Noligwa	0.4	0.5	0.5	6.15	5.72	5.58	83	84	94	1,100	1,226	1,194	1,305	1,530	13	27	29
Kopanang	1.0	0.9	1.5	5.23	5.40	6.47	178	164	307	918	1,015	681	1,255	1,497	52	94	92
Moab Khotsong	0.7	0.6	0.9	9.47	8.16	9.39	212	162	266	797	1,040	689	1,223	1,634	117	159	147
West Wits
Mponeng	1.6	1.3	1.6	7.10	9.40	9.71	354	405	500	719	639	546	1,016	883	171	195	172
Savuka(3)		0.2	0.2		6.09	6.69		37	49		1,041	864		1,607		20	8
TauTona(3)	1.0	0.8	1.0	7.34	7.63	7.55	235	189	244	920	924	818	1,149	1,316	59	73	79
Surface Operations
Surface Operations(4)	34.5	17.9	10.7	0.22	0.30	0.48	240	172	164	883	943	660	969	754	39	15	5
CONTINENTAL AFRICA
Ghana
Iduapriem	4.8	4.6	4.3	1.43	1.22	1.44	221	180	199	861	955	800	1,025	1,437	28	95	73
Obuasi(5)	1.7	2.1	2.0	4.94	4.79	4.82	239	280	313	1,406	1,187	862	2,214	2,021	196	185	132
Guinea
Siguiri (85%)	10.2	10.1	9.7	0.82	0.76	0.79	268	247	249	918	938	849	1,085	1,105	25	28	15
Mali
Morila (40%)	1.4	1.8	1.8	1.23	1.41	1.70	57	81	99	773	767	810	1,051	765	13	1	1
Sadiola (41%)	2.0	1.9	2.0	1.34	1.64	1.90	86	100	121	1,334	1,169	816	1,510	1,249	42	37	14
Yatela (40%)	1.0	1.1	1.1	0.93	1.06	1.04	27	29	29	1,530	1,758	1,530	1,653	1,888	3	2	1
Namibia
Navachab(6)	1.4	1.4	1.5	1.39	1.59	1.46	63	74	66	691	1,036	1,012	781	1,329	5	15	48
Tanzania
Geita	4.0	4.8	3.9	3.54	3.47	3.98	459	531	494	515	427	350	833	816	154	216	206
DRC
Kibali (45%)(8)	0.4			3.41			40			471			9,065		341	263	73
AUSTRALASIA
Australia
Sunrise Dam	3.5	3.4	3.6	2.46	2.39	2.16	276	258	246	1,110	1,126	1,367	1,321	1,470	39	49	27
Tropicana (70%)(8)	0.9			2.40			66			568			1,113		241	315	73
AMERICAS
Argentina
Cerro Vanguardia (92.5%)	2.3	1.7	1.0	6.58	6.48	6.23	241	219	196	622	576	368	912	935	64	88	81
Brazil
AGA Mineração (5)	2.3	2.2	1.7	5.70	6.07	7.43	391	388	361	646	696	529	1,023	1,114	123	162	261
Serra Grande (7)	1.3	0.9	0.6	3.42	3.36	3.59	138	98	67	719	821	768	970	1,168	40	33	22
United States
Cripple Creek & Victor	20.8	20.9	20.3	0.34	0.40	0.39	231	247	267	732	638	564	927	817	157	100	67
(1)	Restated for 2011 and 2012 in terms of the adoption of IFRIC 20.
(2)	All-in sustaining costs are available for 2012 and 2013 only.
(3)	In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
(4)	Includes MWS for purposes of this report. It is operated and managed as a separate cash generating unit.
(5)	The grades from Obuasi and AGA Mineração represent those for their underground operations.
(6)	A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
(7)	AngloGold Ashanti’s holding increased to 100% (from 50%) from July 2012.
(8)	Commenced production in the second half of 2013.

Rounding of figures may result in computational discrepancies.

SOUTH AFRICA

AngloGold Ashanti’s South African operations comprise five deep-level mines and surface production facilities. They are:

•	The Vaal River operations – Great Noligwa, Kopanang and Moab Khotsong;
•	The West Wits operations – Mponeng and TauTona; and
•	Surface operations.

	Gold production (000oz)	Average number of employees
Operations
1. South Africa
Vaal River
Great Noligwa	83	2,731
Kopanang	178	5,365
Moab Khotsong	212	5,692
West Wits
Mponeng	354	6,516
TauTona (1)	235	5,256
Surface operations (2)	240	2,142

(1)	From 1 January 2013, TauTona and Savuka were operated and managed as one operation and accordingly combined under TauTona.
(2)	Includes MWS for purposes of this report. It is operated and managed as a separate cash generating unit.

South Africa Key Statistics

	Unit	2013	2012	2011
Operation
Tonnes treated/milled	Mt	39.2	22.2	16.4
Pay limit (1)	oz/t	0.36	0.40	0.54
	g/t	13.37	12.41	11.98
Recovered grade(1)	oz/t	0.204	0.219	0.232
	g/t	7.00	7.50	7.95
Gold production	000oz	1,302	1,212	1,624
Total cash costs(2)	$/oz	850	873	694
Total production costs(2)	$/oz	1,070	1,097	910
All-in sustaining costs(2)(3)	$/oz	1,120	1,189
Capital expenditure	$m	451	583	532
Safety
Number of fatalities		6	11	9
AIFR	Per million hours worked	12.63	13.24	15.57
People
Average no of employees: Total		32,406	34,186	32,082
Permanent employees		28,526	29,740	28,176
Contractors		3,880	4,446	3,906

(1)	Refers to underground operations only.
(2)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results”.
(3)	Excludes stockpile impairments.

Performance in the South Africa Region in 2013

Production

Overall production in the South Africa region rose by 7%, over 2012. During 2012 production in South Africa was negatively affected by industrial action. Increased output at Moab Khotsong was a result of the higher grade mined and reduced dilution owing to a decrease in stoping widths. The improved grade and greater volumes treated at Surface Operations, following the optimisation of MWS’s processes and systems also were factors in the annual production increase in 2013. The South Africa region’s contribution to group attributable production remained stable at around 32%. The Vaal River operations produced 1.38Mlb of uranium as a by-product.

Despite increases in wages and electricity tariffs that exceeded inflation as well as expenditure incurred on improving overall safety standards, costs per ounce for the South Africa region declined. Projects were deferred and cost-saving initiatives to optimise energy consumption and underground locomotive fleets, as well as to reduce consumable expenditure, were implemented. Total cash costs improved, declining from $873/oz in 2012 to $850/oz in 2013. Total cash costs at Moab Khotsong in particular declined from $1,040/oz in 2012 to $797/oz in 2013.

Capital expenditure

Capital expenditure for the year totalled $451m, a decline of 23% on the previous year. This follows the scaling back of project investment as part of the cost-cutting initiatives across the portfolio. Capital expenditure in 2013 was predominantly on ore reserve development across all underground operations.

Safety

There were regrettably six fatalities during 2013 (2012: 11) – one at the Vaal River operations and five at the West Wits operations. The fatality at Vaal River’s Moab Khotsong in December ended a record run of 4.7 million fatality free shifts (538 days) for the Vaal River Operations.

There was an overall improvement in safety performance. The all injury frequency rate (AIFR) for the South Africa region was 12.63 per million employee hours worked in 2013 compared to 13.24 in 2012, the best performance for AngloGold Ashanti’s operations in the region.

People

An average of 32,406 people were employed during 2013 by the South Africa region – 28,526 full-time employees and 3,880 contractors – as compared to 34,186 in 2012. The 5% decline in the number employed was a result of cost rationalisation initiatives implemented across the group. Productivity remained low at 4.47oz/TEC in 2013 (2012: 4.19oz/TEC).

Wage talks with organised labour, through the established gold sector’s centralised collective bargaining forum, overseen by the Chamber of Mines, were concluded with the majority of the trade unions after mediation and a 48-hour strike at the Vaal River operations.

Ore Reserve

At 31 December 2013, South Africa had a total attributable Ore Reserve of 30.90 million ounces (2012: 31.56 million ounces), equivalent to 45 percent of the group’s Ore Reserve.

Growth and improvement

TauTona is the leading test site for the new technology being developed by the AngloGold Ashanti Technology & Innovation Consortium (ATIC). Significant progress was made in three key areas of focus: geological drilling, reef boring and ultrahigh-strength backfill. The ultimate aim is the development of an automated mining method for deep-level underground operations in South Africa which will enable us to safely mine as much as possible of the gold on these large, deep ore bodies while lessening waste.

Project Zaaiplaats at the Moab Khotsong mine was temporarily halted while alternative development options for the project are evaluated. The deepening project at Mponeng was also slowed to optimise expenditure.

CONTINENTAL AFRICA

AngloGold Ashanti has nine mining operations in its Continental Africa region:

•	Kibali in the Democratic Republic of the Congo;
•	Iduapriem and Obuasi in Ghana;
•	Siguiri in Guinea;
•	Morila, Sadiola and Yatela in Mali;
•	Navachab in Namibia; and
•	Geita in Tanzania.

	Attributable gold production (000oz)	Average number of employees
Operations
1. Democratic Republic of the Congo
Kibali 45%(1)	40	158
2. Ghana
Iduapriem	221	1,590
Obuasi	239	5,194
3. Guinea
Siguiri 85%	268	3,673
4. Mali
Morila 40%	57	390
Sadiola 41%	86	810
Yatela 40%	27	367
5. Namibia
Navachab(2)	63	938
6. Tanzania
Geita	459	3,504

(1)	Production at Kibali commenced in October 2013.
(2)	A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.

Continental Africa - Key Statistics

	Unit	2013	2012	2011
Operation
Tonnes treated/milled	Mt	26.9	27.8	26.3
Pay limit	oz/t	0.049	0.041	0.036
	g/t	1.669	1.273	1.235
Recovered grade	oz/t	0.054	0.055	0.055
	g/t	1.69	1.70	1.87
Gold production	000oz	1,460	1,521	1,570
Total cash costs(1)(3)	$/oz	869	830	698
Total production costs(1)(3)	$/oz	1,086	1,060	953
All-in sustaining costs(1)(2)	$/oz	1,202	1,235
Capital expenditure(3)	$m	839	925	569
Safety
Number of fatalities		2	5	3
AIFR	Per million hours worked	1.97	2.26	3.03
People
Average no of employees: Total		16,625	16,621	16,539
Permanent employees		10,778	10,014	9,783
Contractors		5,847	6,607	6,756

(1)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results”.
(2)	Excludes stockpile impairments.
(3)	Restated 2011 and 2012 in terms of the adoption of IFRIC 20.

Production

Production declined overall for the year, a result of planned downtime at Geita during the first quarter for the replacement of the SAG mill and the transition at Obuasi of development from contractors to AngloGold Ashanti. While production has steadily increased since, this did not fully offset the initial decline early in the year. Kibali began production in October 2013, while other operations neared the end of their working lives, particularly Yatela, which will continue with closure and rehabilitation activities in 2014.

At Obuasi, the mine improvement process progressed during the year with a ramp up of production and mechanised development rates and a gradual reduction in employee numbers at the operation.

The region realised significant savings during the year. At Geita, an initiative to better align the asset’s exploration strategy and budget with its mine plan led to cost savings of more than $20m for the year. Furthermore, inventory optimisation initiatives, revised contracts and a reduction in regional corporate costs led to additional savings of $17m for the Continental Africa region.

Capital expenditure

Capital expenditures for the year totalled $839m, of which $341m was attributable to development of Kibali. Of the sustaining capital expenditure, which included ore reserve development, the bulk was spent on the decline project at Obuasi and the mill replacement at Geita.

Safety

There were two fatalities in the region during the year (2012: five), one at Iduapriem and one at Obuasi. Overall, the safety performance continued to improve with an all injury frequency rate of 1.97 per million hours recorded for the year (2012: 2.26). Siguiri, Geita and Yatela were lost-time injury free for the year.

People

A total of 16,625 people were employed on average by the Continental Africa region – 10,778 full time employees and 5,847 contractors – as compared with 16,621 in 2012, as the new Kibali mine was commissioned and began its production ramp up. Productivity for the region was 9.97oz/TEC as compared to 10.97oz/TEC in 2012.

Ore Reserve

The total attributable Continental Africa Region Ore Reserve is 24.41 million ounces (2012: 27.59 million ounces). This amounts to 36 percent of the group’s Ore Reserve.

Growth and improvement

The turnaround initiative at Obuasi and the production ramp up at Kibali continued through the end of the year. The downturn in the gold price early in the year 2013 and the resultant emphasis on cost efficiency has led to the revision of mine plans and a cut-back in growth plans at many of the other operations in the region in an effort to enable the company to maximise cash flow even in a weaker gold price environment.

Exploration work continued in 2013 on the Kounkoun trend in Guinea, one of three priority greenfield exploration targets.

AUSTRALASIA

	Attributable gold production (000oz)	Average number of employees
Operations
Australia
1. Sunrise Dam	276	457
2. Tropicana 70%(1)	66	468

AngloGold Ashanti’s Australasian assets comprise the wholly owned Sunrise Dam and the 70 percent-owned Tropicana Gold mine, Australia’s newest gold mine.

Australasia - Key Statistics

	Unit	2013	2012	2011
Operation
Tonnes treated/milled	Mt	4.3	3.4	3.6
Pay limit	oz/t	0.09	0.08	0.10
	g/t	2.82	2.42	3.00
Recovered grade	oz/t	0.072	0.070	0.063
	g/t	2.45	2.39	2.16
Gold production	000oz	342	258	246
Total cash costs(2)(3)	$/oz	1,047	1,211	1,431
Total production costs(2)(3)	$/oz	1,333	1,358	1,622
All-in sustaining costs(2)(4)	$/oz	1,376	1,680
Capital expenditure(3)	$m	285	369	102
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	7.68	6.33	18.11
People
Average no of employees: Total		925	494	509
Permanent employees		281	110	101
Contractors		644	384	408

(1)	Production commenced in October 2013.
(2)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results”.
(3)	Restated 2011 and 2012 in terms of the adoption of IFRIC 20.
(4)	Excludes stockpile impairments.

Production

The start-up of Tropicana in September 2013 contributed to an increase in production for the Australasia region of 33% to 342,000oz compared to 258,000oz in 2012, production in the Australasia region was 8% of total group production in 2013.

Production at Sunrise Dam increased to 276,000oz as higher grade ore from the Crown Pillar in the base of the open pit was processed. Open pit mining was completed by year-end and, from 2014, Sunrise Dam will be solely an underground operation. During the year changes to underground grade control and mine design, combined with improved productivity, resulted in an improvement in underground mining costs.

The new Tropicana operation contributed an attributable 66,000oz to Australian production for the year. At year-end, the processing plant had achieved 90% availability. Mining started in mid-2012 and during the year, a third excavator and truck fleet was mobilised to site, bringing the mining fleet to full capacity.

Total cash costs declined year-on-year by 14% and all-in sustaining costs by 18%. Costs for the Australian region were positively affected by the start of production at Tropicana, and by productivity improvements and the treatment of higher grade ore at Sunrise Dam.

Capital expenditure

Capital expenditure for the region totalled $285m – $39m at Sunrise Dam, primarily on the plant expansion, and $241m at Tropicana on construction and commissioning, and $5m on other projects.

Safety

Safety performance continued to be an area of focus with no fatalities reported. The AIFR for the region was 7.68 per million hours worked (2012: 6.33).

People

A total of 925 people were employed on average by the Australia region – 281 full time employees and 644 contractors – as compared with 494 in 2012. Productivity in the Australia region was 49.64oz/TEC in 2013 (2012: 43.46oz/TEC), the highest in the group.

Ore Reserve

At the end of 2013, the total attributable Ore Reserve for the Australasia Region was 3.81 million ounces (2012: 3.91 million ounces). This makes up around 6 percent of the group’s Ore Reserve.

Growth and improvement

At Sunrise Dam the focus will remain on reducing underground mining costs through a multi-pronged project that is focusing on productivity improvements and an innovative approach to grade control and mine design based on a systematic reverse circulation drilling strategy. Potential for mine-life extensions at Sunrise Dam remains high, with mineralisation remaining open below a depth of 1,500m.

During 2013, drilling focused on the upper sections of the Vogue zone, which lies beneath the Cosmo and adjacent Dolly domains. Capital development is progressing into Vogue in order to undertake further drilling within this orebody and to establish the development levels required to bring Vogue ore into production in 2015.

The Tropicana joint venture has an extensive tenement holding in the Tropicana Belt, where there is believed to be good potential for further discoveries as systematic exploration continues. In 2014 there will be a focus on finding additional ore within trucking distance of the processing plant.

In late 2013, the Havana Deeps prefeasibility study, which considered the trade-off between open pit and underground mining of mineralisation below the Havana orebody, was completed. Drilling as part of this study confirmed the downplunge extent of the main high-grade shoots of the Havana orebody. The recommendations of the prefeasibility study being considered by the Tropicana joint venture partners early in 2014 include a phased-approach to an enhanced prefeasibility study, which would include targeted exploration of shoot repetitions north of the Havana Deeps’ Mineral Resource, in order to further improve the economics of the project.

THE AMERICAS

The Americas is an important growth area for AngloGold Ashanti with operations in Argentina, Brazil and the United States.

	Attributable gold production (000oz)	Average number of employees

Operations
1. Argentina
Cerro Vanguardia 92.5%	241	1,696

2. Brazil
AGA Mineração	391	4,377
Serra Grande	138	1,469

3. United States
Cripple Creek & Victor	231	832

Americas - Key Statistics

	Unit	2013	2012	2011
Operation
Tonnes treated/milled	Mt	26.7	25.7	23.6
Pay limit	oz/t	0.026	0.024	0.026
	g/t	0.897	0.822	0.891
Recovered grade	oz/t	0.036	0.034	0.034
	g/t	1.20	1.16	1.15
Gold production	000oz	1,001	953	891
Total cash costs(1)(2)	$/oz	671	669	569
Total production costs(1)(2)	$/oz	886	907	834
All-in sustaining costs(1)(3)	$/oz	970	1,006
Capital expenditure(2)(4)	$m	391	387	433
Safety
Number of fatalities		0	1	2
AIFR	Per million hours worked	3.58	4.34	6.33
People
Average no of employees: Total		8,374	7,896	7,389
Permanent employees		5,979	5,509	5,273
Contractors		2,395	2,387	2,116

(1)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results”.
(2)	Restated 2011 and 2012 in terms of the adoption of IFRIC 20.
(3)	Excludes stockpile impairments.
(4)	Capital expenditure is attributable expenditure and excludes Colombia.

Production

Production from the Americas region increased by 5% from 953Koz in 2012 to 1Moz in 2013.

The higher level of regional production reflected the first full year of 100% ownership of Serra Grande and increased output from Cerro Vanguardia, which delivered higher tonnages and grades.

AGA Mineração also delivered a strong performance with increased tonnage and feed grades at both the Cuiabá and Córrego do Sítio complexes in the second half of the year.

The Americas region’s contribution to group attributable production remained stable at around 24%. In addition, the region produced 3.3Moz of silver as a by-product in 2013.

Regional costs were stable in 2013 compared with 2012, largely due to the higher level of production from Argentina, cost management initiatives and the depreciation of both the Brazilian real and Argentinian peso. Costs were contained despite the challenging inflationary environments in both countries. Higher costs at CC&V were driven by lower recoverable grades, the longer haulage distances and increased prices of component parts. Lower gold and silver prices resulted in reduced taxation and royalties at all operations.

Cost cutting initiatives designed to develop efficiencies and production improvements were implemented during the year. At Cerro Vanguardia this work included underground mine design optimisation and stabilisation of the carbon-in-leach and regeneration circuits.

Capital expenditure

Capital expenditure was contained in the region. This follows the group-wide review of costs and strategic priorities to realign the group with the lower gold price environment. Much of the expenditure in 2013 was on the expansion project at CC&V in 2013.

Safety

No fatalities were reported in the Americas and the AIFR for the region was 3.58 per million hours worked in 2013 (2012: 4.34).

People

A total of 8,374 people were employed on average by the Americas region in 2013 – 5,979 full-time employees and 2,395 contractors – as compared to 7,896 in 2012. Productivity for the region was 16.63oz/TEC as compared to 17.47oz/TEC in 2012.

Ore Reserve

At the end of 2013, the total attributable Ore Reserve for the Americas Region, was 8.82 million ounces (2012: 11.01 million ounces). This makes up around 13 percent of the group’s Ore Reserve.

Growth

CC&V’s expansion project (MLE2) progressed according to plan. The mill is scheduled to be commissioned by the end of 2014, with production due to begin in 2015.

Optimisation initiatives to improve efficiencies will continue at all operations. Savings initiatives covering labour, contractors, energy, consumables and working and stay-in-business capital were implemented and completion is expected by December 2014.

EXPLORATION REVIEW

The strategic review of the project development and exploration programmes resulted in significant realignment of the global exploration programme.

GREENFIELDS AND BROWNFIELDS EXPLORATION

Exploration at AngloGold Ashanti has two key processes aimed at adding significant value for the company:

•	Greenfields exploration, which aims to make large, high value gold discoveries leading directly to new mines.
•	Brownfields exploration, which is focused on delivering value through incremental additions to the Ore Reserve in existing mines as well as new discoveries in defined areas around existing operations.

Greenfield exploration

AngloGold Ashanti’s greenfields exploration business unit underwent significant re-organisation in 2013, with the refocusing of the group’s project portfolio to achieve cost savings. The global greenfields exploration footprint was rationalised by 26,000km2 but AngloGold Ashanti remains committed to its core greenfields projects and still retains over 23,000km2 of highly-prospective ground in three countries – Australia, Colombia and Guinea – while also maintaining small ground positions in Argentina and Brazil.

In 2013, advanced greenfields exploration activities were conducted in six countries with over 161km of diamond, reverse circulation and aircore drilling completed. Drilling programmes aimed to test new high-priority targets in Australia, Brazil, the DRC and the Solomon Islands, and continued to delineate existing discoveries in Guinea and Colombia. Withdrawal or divestment of projects related to restructuring of the group’s portfolio were conducted in the Solomon Islands, the DRC, the United States and the Middle East and North Africa region. In December 2013 and January 2014, AngloGold Ashanti signed agreements with Thani Alliance LLC to unwind their strategic alliance to conduct mining exploration development and operation of mines in the Middle East and North Africa region.

Brownfields exploration

In 2013, a total of $146m was spent on brownfields exploration. Brownfields exploration was undertaken around most operating mines and advanced projects. Over 590km of diamond, reverse circulation and aircore drilling was completed on brownfields projects.

South Africa

Exploration continued with a total of 10 surface holes being drilled during the year, comprising four at Mponeng’s Western Ultra-Deep Levels (WUDLs), three at Moab Khotsong, two at Project Zaaiplaats, and the completion of one shallower surface hole to the south west of Kopanang. A total of 9,476m was drilled.

Mponeng (WUDLs): UD51 intersected a low-grade thin channel Ventersdorp Contact Reef at a depth of 3,837.5m in February 2013. A long deflection is currently being drilled to obtain a second cluster about 100m from the original intersection and targeting thicker reef channel. The deflection has advanced to 3,384.6m and is approximately 450m from reef. UD59 reached a depth of 3,645m when the drill rod string was dropped. This resulted in the bottom 2,100m of the original hole being abandoned. Re-drilling of the hole has advanced to 1,893.8m. Similar in-hole problems were experienced at UD60. Re-drill has advanced from 304.5m to 1,156.5m. Percussion drilling at UD58 began in December and reached a depth of 472m.

Moab Khotsong: MGR6 advanced to 2,416.9m before it was stopped in May 2013 as part of an effort to reduce capital expenditure. MHH2 intersected a poorly developed reef at 3,144.0m in April 2013. The intersection is an unusual development of Vaal Reef in a fault zone. Further plans to drill MHH3 were abandoned and the Hormah Prospecting Right that was due to expire in July 2013 was allowed to lapse. MCY6 was stopped at a depth of 3,039.4m in April 2013 after structural modeling showed that the Vaal Reef target blocks lie much deeper and further to the east, beyond the Mining Rights boundary.

Zaaiplaats: MMB6 was the first of two Project Zaaiplaats holes to be drilled. The surface hole diamond drilling was completed within one year. MMB6 intersected Vaal Reef at 3,309.7m, only 11.3m above the depth expected from the3-D seismic structural model. MMB7 the second of the Project Zaaiplaats holes intersected the Vaal Reef at 3,335.1m, 29m below the modelled reef position.

Kopanang: KGD12 was the final borehole in the Kopanang shallow-surface drilling programme. The hole was drilled to define the eastern margin of the high-grade VCR zone that was intersected in KGD8.

Continental Africa

Democratic Republic of the Congo

Total drilling for exploration at Kibali was 15,904m, with an additional 6,151m drilled on regional projects. Two areas were identified in the Karagba-Chauffeur-Durba (KCD) deposit as having a high potential for Mineral Resource conversion, 9000 Lode up-plunge and 5000 Lode down-plunge, which incorporated drilling of the 3000 Lode down-plunge. Drilling to test the 5000 Lode up-plunge of KCD was also completed in the Durba Hill area. Drilling was also undertaken at Mengu Hill, Ndala and Pakaka, with a review of historic data completed at the Gorumbwa deposit.

Results from the 9000 Lode confirmed the Mineral Resource potential, although the results indicate that drill-testing of the eastern portion up-plunge programme is of lower priority to targeting higher grades zones further up dip. Drilling of the 5000 and 3000 Lode down-plunge indicate that the 3000 Lode diminishes in grade and thickness down plunge from KCD but continued strong mineralisation is associated with the 5000 Lode, despite some structural complexity.

Drilling of the up-plunge continuation of the 5000 Lode into the Durba Hill area of the KCD deposit confirmed the continuation of mineralisation, but also supported previously interpreted thinning of the mineralisation towards Gorumbwa.

At Mengu Hill, drilling showed that while there was reduced thickness and grade up-plunge, the down-plunge zone was underestimated. Sampling of geotechnical holes was also completed at Mengu Hill where they intersected the mineralisation.

At the Gorumbwa Deposit, a detailed re-logging and selective sampling of all historical Moto and KGM holes was undertaken. Digital capturing of historic underground mine plans to develop a 3D wireframe of workings was completed. The results of limited drilling at Ndala were disappointingly low in tenor.

Ghana

At Obuasi, a total of 5,902m was drilled, with 5,127m underground exploration and 775m surface exploration. Underground drilling took place from 24S-383E, targeting the Sansu 3/Red Zone 9 area. Surface drilling was limited to infill at Gyabunsu North.

At Iduapriem, a total of 4,813m RC pre-collar and diamond tail drilling was completed in Blocks 7 and 8. In addition, four diamond drill holes were drilled in the Ajopa area for geotechnical purposes but the data will inform the geological and Mineral Resource model. Reconnaissance mapping and sampling was undertaken around blocks 1, 5, 7 & 8 Footwall, and Bankyim.

Guinea

At Siguiri, exploration activities concentrated on the Block 1 license area with a total of 86,200m drilled. Drilling focused on reconnaissance, Mineral Resource delineation and infill projects both for oxide and fresh-rock targets. Block 1 target generation programmes included induced polarisation (IP) and resistivity geophysical surveys over Komatiguiya NW, Niono and Seguelen. An updated geological map of the total Siguiri lease area was also completed during the year.

Sterilisation drilling of the new tailing storage facility (TSF) return water dam south of the main CIP plant was completed with no significant gold values reported.

Fresh-rock drilling focused on the mineralisation potential below the pits of Bidini, Kami and Seguelen, with limited fresh-rock drilling also at Eureka, Kossise South East, and the Komatiguiya target. At Bidini pit access and drilling issues led to the introduction of directional drilling capabilities on site. At Kami, several encouraging assay results have been received to date, along with frequent reports of visible gold in the drill core. Freshrock drilling at Seguelen tested the continuation of mineralisation in fresh rock below Seguelen Pushback 1 and 2. Drilling identified three sets of gold-bearing quartz-carbonate veins, with the mineralisation also showing a strong lithological control.

Greenfields exploration drilling continued to delineate significant oxide mineralisation on the Kounkoun trend, located within 50km of the Siguiri mine, in Block 3. To date, mineralisation has been defined through drilling over 6,300m and 1,900m strike lengths in the eastern and western zones, respectively. The oxidised zone is typically between 60m and 100m deep, below which mineralisation continues in fresh rock. In 2013, a total of over 7,000m of aircore, 35,000m of reverse circulation and 3,100m of diamond drilling was completed with drilling continuing to indicate further upside potential. Results from these drill programmes were very encouraging and included, but were not limited to (true widths), 38.4m @ 2.97g/t Au in KKRC373, 52.2m @ 2.11g/t Au in KKRC361 and 15.5m @ 5.58g/t Au in KKRC456. Within Block 2 and Block 4, reconnaissance drilling and ground geophysical surveying was completed.

Tanzania

At Geita, a total of 38,239m of drilling was completed. A significant portion of exploration effort was dedicated to infill drilling programmes in active open pits (Geita Hill, Nyankanga and Star & Comet), as well as on their respective extensions. Limited pre-resource drilling programmes were undertaken to test ‘blue sky’ targets.

Two holes were drilled at Nyankanga to test a revised geological model that indicates the potential for repetitions of the Nyankanga style of mineralisation at depth, beneath the current pit. Both drill holes intersected mineralisation, with one intersecting a mineralised Banded Ironstone Formation package at a depth of approximately 800m.

Non-drilling activities undertaken during the year included regional and target-scale mapping, target consolidation, pit mapping and geology modelling. Considerable advances have been made in the geological understanding at both deposit and regional scales.

Mali

A total of 40,220m of reverse circulation drilling was completed at Sadiola and Yatela, with the focus on Sadiola where 28,038m expensed drilling was completed at Sadiola NE, Sadiola FNE, Sadiola Strike Extension, Tambali, Voyager West, S12, and Timbabougouni. Capital drilling amounted to 9,134m of reverse circulation at FN3 and 2,264 reverse circulation metres dedicated to sterilisation of the North-East corner of the Sadiola Sulphide Project waste dumps.

At Sadiola work was completed on a number of oxide targets close to the FE3/4 complex, Tambali and Sadiola as well as further away along known mineralised extensions. At S12 prospect, further exciting drilling results were recorded with both oxide and sulphide potential. The prospect is however situated adjacent to the existing TSF and indications are that mining will impact on the integrity of the TSF. Positive results for follow up have also been achieved at Tambali targets. Infill drilling was completed at FN3 to improve confidence in the Mineral Resource and infill drilling at Tambali will be incorporated into the next Mineral Resource model.

Australasia

Australia

Drilling at Sunrise Dam included surface and underground diamond and reverse-circulation drilling totalling 52.9km. Drilling activities were largely focused on infill and extension targets following budget restructuring which resulted in the demobilising of all surface diamond rigs (for the MLE project) and all underground diamond rigs until late into the third quarter of the year. Most drilling at Sunrise Dam was conducted with underground reverse-circulation rigs (24.1km).

In Western Australia, greenfield exploration activities on the Tropicana project, in joint venture with Independence Group NL (AngloGold Ashanti interest 70%), progressed well through the year with over 72,000m of aircore, 4,800m of reverse circulation and 600m of diamond drilling completed. Encouraging results were returned from several prospects. Geophysical surveys were also completed over key prospects and included airborne EM and magnetics, ground-based IP and EM, and seismic surveying. Results from these surveys are currently being assessed and will be used to plan follow-up work in 2014. In New South Wales, a farm-in agreement was executed with Mungana Goldmines to explore for Au-Cu porphyries. During the year, ground gravity and induced polarisation geophysical surveying was progressed over key prospective areas to assist in delineating targets for diamond drill testing.

Americas

Argentina

At Cerro Vanguardia, a total of 60,688m were drilled in programmes designed for Mineral Resource expansion and extension. Follow-up drilling for vein extensions along strike and at depth, guided by geophysical surveys, identified additional mill feed material. Exploration and Mineral Resource modelling also successfully identified material to process at the heap leach facility.

Brazil

In the Iron Quadrangle, the Mineral Resource development drilling programmes (89,322m) continued at the Cuiabá and Lamego mines with a continued emphasis on support to long-term planning and Mineral Resource definition. The surface drilling programmes at the Córrego do Sítio mine continued to expand the oxide Mineral Resource, while underground drilling at Córrego do Sítio focused on developing the Sangue do Boi and São Bento Mineral Resource for production. Regional exploration programmes were conducted to test various near mine satellite projects.

At Serra Grande, drilling totalled 62,310m. The exploration focused on the newly identified Inga mineralised structure below the Pequizão ore body. Regional early phase exploration continued, with geophysical surveys and soil sampling campaigns continuing to be useful methods for target identification in preparation for surface drilling programmes in the district.

In Brazil, greenfields exploration progressed on the Graben project, in joint venture with Graben Mineração (AngloGold Ashanti interest 51%). Following the completion of high-resolution airborne radio/magnetics surveying and reconnaissance soil geochemistry, approximately 13,000m of aircore and 3,000m of diamond drilling were completed on priority targets within the highly prospective Juruena Belt.

Colombia

Quebradona: In Colombia, focused greenfields exploration efforts continued at the Nuevo Chaquiro target, part of the Quebradona project, in a joint venture with B2Gold (AngloGold Ashanti’s interest 84.6%) with over 12,000m of diamond drilling completed. The Nuevo Chaquiro target is a porphyry related, copper-gold mineralised stock work system, located within the Western Cordillera, where long intersections of copper mineralisation with gold credits were intersected during 2012. Diamond drilling in 2013 aimed to delineate the limits of this zone and define the presence of a higher-grade core. Results from the year’s drill programmes were very encouraging, and included, but were not limited to, 686m @ 0.72% Cu and 0.33g/t Au in CHA-039, 402m @ 0.53% Cu and 0.26g/t Au in CHA-032, and 430m @ 0.48% Cu and 0.22g/t Au in CHA-046.

Gramalote: Exploration (37,459m) in the Gramalote area was focused on infill drilling to support the updated Mineral Resource estimation for the Gramalote Central deposit. This programme included the drilling of a detailed grade-control spaced block. Drilling programmes were also conducted to expand the nearby Monjas West target. As part of the prefeasibility study, additional drill holes were completed to support high wall design and condemnation drilling for the proposed plant site, waste rock, and tailings storage facilities.

La Colosa: At La Colosa, the Mineral Resource development drilling (10,002m) continued at a slower pace compared to previous years as the emphasis was on other project related drilling which was expanded to support geotechnical, hydrological and site infrastructure studies. The geological model was updated during the year as part of the Mineral Resource addition that expanded the deposit to the north-west and at depth. The main deposit remains open to the north-west and drilling continues to explore the limits of the ore body.

United States

The Mineral Resource development drilling programme continued during the year at Cripple Creek & Victor. A total of 43,691m was completed. Infill drilling continued to improve definition of material within the current mine designs that will feed the mill facility currently under construction. Other drilling was directed toward identifying expansion opportunities for the current open pit operations through high wall laybacks. Selective drilling was also conducted to test deeper targets below or adjacent to planned open pit designs that may provide additional mill feed material.

TECHNOLOGY AND INNOVATION

Since 2010, the AngloGold Ashanti Technology & Innovation Consortium (ATIC), established by AngloGold Ashanti, has been looking for ways to leverage old technology in new ways, in an effort to not only extract additional gold from current depths of around 4,000m, but also to realise its long-term vision to reach depths of 5,000m and beyond.

In the current drill-and-blast paradigm used in deep-level gold and platinum hard rock mining, only drilling and cleaning is mechanical, while blasting makes use of explosives. This results in significant delays, as the mine has to be evacuated to blast and clear blast fumes. Additionally, blasting poses a significant seismicity risk, while this shift process does not allow for a continuous, 24-hour operation.

During 2013, the ATIC made progress in prototype development pertaining to the key technologies that are aimed at establishing the base to safely mine as much as possible of the gold available with less waste, at AngloGold Ashanti’s deep-level underground mining operations.

4C.	ORGANISATIONAL STRUCTURE

GROUP STRUCTURE

AngloGold Ashanti’s operations are divided into the following regions:

•	South Africa – operations in Vaal River, West Wits and surface operations;
•	Continental Africa – operations in Ghana, Guinea, Namibia and Tanzania and joint venture operations in the DRC and Mali;
•	Australasia – operations in Australia; and
•	Americas – operations in Argentina, Brazil and the United States.

The above four regions also correspond to AngloGold Ashanti’s four business segments.

Day-to-day management of the group is entrusted to AngloGold Ashanti’s executive committee, chaired by the Chief Executive Officer. See “Item 6.: Directors, senior management and employees”.

Support is provided to the executive committee in managing AngloGold Ashanti’s corporate activities at both the central and local levels. Activities managed centrally include strategic and business planning, marketing, corporate finance, treasury, exploration, technology and innovation, corporate secretarial and corporate affairs. Specialised services directed from the centre but managed by local operations include mining, engineering, metallurgy, mineral resource management, safety and health, the environment, legal and human resources.

SUBSIDIARIES

AngloGold Ashanti Limited has investments in principal subsidiaries and joint venture interests, see “Item 19.: Exhibits – Exhibit 19.8 Principal subsidiaries and operating entities” for details.

4D.	PROPERTY, PLANTS AND EQUIPMENT

AngloGold Ashanti’s operating mines are all accessible by road.

SOUTH AFRICA - GEOLOGY

The Witwatersrand Basin comprises a six kilometre thick sequence of inter-bedded argillaceous and arenaceous sediments that extend laterally for some 300 kilometres north-east/south-west and 100 kilometres north-west/south-east on the Kaapvaal Craton. The upper portion of the basin, which contains the orebodies, crops out at its northern extent near Johannesburg. Further west, south and east the basin is overlain by up to four kilometres of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be in the order of 2.7 to 2.8 billion years old.

Gold occurs in laterally extensive quartz pebble conglomerate horizons or reefs, generally less than two metres thick, which are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. The most fundamental control to the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

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

•

The VCR has a lower grade than the Vaal Reef, and contains approximately 15 percent of the estimated reserves. The economic portion is mainly concentrated in the western part of the lease area and can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg Lavas of the Ventersdorp SuperGroup and the underlying sediments of the Witwatersrand SuperGroup which creates a distinctive seismic reflector. The VCR is located up to one kilometre above the Vaal Reef.

•

The “C” Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 metres above the Vaal Reef. It has less than 1 percent of the estimated reserves with grades similar to the Vaal Reef, but is more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Vaal River – Summary of metallurgical operations

	West Gold Plant	East Gold Acid and Float Plant	Noligwa Gold Plant	Mispah Gold Plant	Kopanang Gold Plant
Gold plants
Capacity (000 tonnes/month)	180	309	260	140	420
Uranium plants
Capacity (000 tonnes/month)	–	–	260	–	–

Vaal River – Great Noligwa

Description

Great Noligwa, which began operations in 1972, is a mature operation which adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney, near the Vaal River. The Vaal Reef, the operation’s primary reef, and the Crystalkop Reef, a secondary reef, are mined from a twin-shaft system over eight main levels at an average depth of 2,400 metres. Given the geological complexity of the orebody at Great Noligwa, a pillar mining method is employed.

The mine shares a milling and treatment circuit with Moab Khotsong and Kopanang.

Vaal River – Kopanang

Description

Kopanang is located in the Free State province, roughly 170 kilometres southwest of Johannesburg and approximately 10 kilometres southeast of the town of Orkney on a lease area of 35km2. The operation which started in 1984 is west of neighbour Great Noligwa and bound to the south by the Jersey Fault. Gold is the primary output with uranium oxide as a by-product from a single shaft system to a depth of 2,600 metres.

Kopanang almost exclusively exploits the Vaal Reef, although minor amounts of gold are also extracted from the secondary Crystalkop Reef. Given the geologically complex orebody, scattered mining is used.

Vaal River – Moab Khotsong

Description

Moab Khotsong started operations in 2003 and is AGA’s newest gold mine in South Africa. It is situated near Orkney, Klerksdorp and Viljoenskroon, about 180 kilometres southwest of Johannesburg. Given the geological complexity of the Vaal Reef, scattered mining is employed.

Surface Operations

Surface Operations consists of Hard Rock Surface Sources and Mine Waste Solutions (MWS).

Hard Rock Surface Sources

Description

Hard Rock Surface Sources extract gold from marginal ore dumps at various Vaal River and West Wits operations where there is more metallurgical capacity than reef mined. Uranium is produced as a by-product at Vaal River South Uranium Plant. In addition, backfill product is produced and used as support in mining operations. The Hard Rock Surface Sources includes the rail transport infrastructure, the Vaal River and West Wits Laboratories and tailings management facilities.

Mine Waste Solutions

Description

MWS is a gold and uranium tailings recovery operation located in the western portion of the Witwatersrand Basin, some 160 kilometres from Johannesburg approximately 8 kilometres from the town of Klerksdorp near Stilfontein in the North West Province. It has been operational since 1964 and was previously owned by First Uranium Corp.

MWS consists of 14 tailings dams, which are made up of deposits from three gold and uranium mines that operated for 50 years.

The tailings dams are scattered over an area that stretches approximately 13.5 kilometres north to south and 14 kilometres east to west. The footprints of the 14 tailings dams cover an area of approximately 1,100 hectares.

The MWS gold plants have the capacity to treat tailings of 2.33 million tonnes per month. The uranium plant has a design capacity of 135,000 tonnes per months and construction was completed during March 2014.

The tailings dams are comprised of tailings material which originated from the processing of underground ore from the now defunct Buffelsfontein Gold Mine (“BGM”) and Stilfontein Gold Mine (“SGM”). Both BGM and SGM predominately extracted gold from conglomerate reefs of the Witwatersrand Basin. The material contained in the tailings dams is generally fine.

•	West Wits operations

Description

The West Wits operations, Mponeng and TauTona, are situated southwest of Johannesburg, on the border between Gauteng and North West Province. From 1 January 2013 the Savuka mine was incorporated into the TauTona mine to access Savuka’s remaining Ore Reserves via TauTona’s infrastructure and Savuka and TauTona operate as a single mine.

Geology

Two reef horizons are exploited at the West Wits operations, the VCR located at the top of the Central Rand Group and the CLR near the base. The separation between the two reefs increases from east to west from 400 to 900 metres, due to unconformity in the VCR. TauTona exploits both reefs, whereas Mponeng only mines the VCR. Faults of greater than 70 metres are rare. The CLR consists of one or more conglomerate units and varies from several centimetres to more than three metres in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 degrees and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, varying from several centimetres to more than three metres in thickness.

West Wits – Mponeng

Description

Mponeng, in operation since 1986, is located between the towns of Carletonville and Fochville on the border between Gauteng and the North West Province, southwest of Johannesburg. The operation, the world’s deepest mine, extracts the VCR at depths between 2,400 metres and 3,900 metres through sequential-grid mining. The Mponeng lease area is constrained to the north by the TauTona mine, to the east by Gold Fields’ Driefontein mine and to the west by Harmony’s Kusasalethu mine. Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. Ore is treated and smelted at the mine’s gold plant. The plant has a monthly capacity of 170,000 tonnes.

West Wits – TauTona

Description

TauTona lies on the West Wits Line, just south of Carletonville in Gauteng, about 70 kilometres southwest of Johannesburg. Mining takes place at depths of between 1,850 metres and 3,450 metres. The mine has a three shaft system, supported by secondary and tertiary shafts and employs mainly sequential grid mining method to mine the CLR. Savuka, which is adjacent to and shared a processing plant with TauTona, was incorporated into TauTona following a study in 2012 that concluded that the optimal, most efficient means of accessing Savuka’s remaining resources would be through TauTona’s infrastructure. The merging of Savuka into TauTona early in 2013 was determined as the most efficient way of mining the remainder of Savuka’s lower grade reserves, while minimising operational and infrastructure maintenance costs. A link between the two mines reduces dependency on a single infrastructure system, including ore passes. The gold plant has a monthly capacity of 165,000 tonnes.

CONTINENTAL AFRICA

GHANA - Summary of metallurgical operations

	Obuasi			Iduapriem
	Sulphide Treatment Plant	Tailings Treatment Plant	Alternate Ore Treatment Plant	Iduapriem Plant
Capacity (000 tonnes/month)	195	180	120	388

Ghana – Iduapriem

Description

Iduapriem, wholly owned by AngloGold Ashanti since September 2007, comprises the Iduapriem and Teberebie properties on a 110km2 concession. The mine, which began operations in 1992, is situated in the western region of Ghana, some 70 kilometres north of the coastal city of Takoradi and 10 kilometres southwest of Tarkwa.

Iduapriem is an open-pit mine and its processing facilities include a Carbon-in-pulp (CIP) plant.

Geology

The Iduapriem and Teberebie properties are located along the southern end of the Tarkwa basin. The mineralisation is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

Ghana – Obuasi

Description

Obuasi, wholly owned by AngloGold Ashanti since 2004, is located in the Ashanti Region of Ghana, approximately 60 kilometres south of Kumasi. Mining operations are primarily underground, to a depth of 1.5 kilometres. However, some surface mining in the form of open pit and tailings reclamation also occurs. Obuasi originally opened in 1897.

Geology

The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometres in a north-east/south-west trend in south-western Ghana. Obuasi mineralisation is shear-zone related and there are three main structural trends hosting gold mineralisation: the Obuasi trend, the Gyabunsu trend and the Binsere trend.

Two main ore types are mined:

•

quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides such as iron, zinc, lead and copper. The gold particles are generally fine-grained and occasionally are visible to the naked eye. This ore type is generally non-refractory; and

•

sulphide ore which is characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

Power is supplied to the mines by the Volta River Authority.

GUINEA

Description

Siguiri, a multiple open-pit oxide gold mine which opened in 1997, is AngloGold Ashanti’s sole operation in the Republic of Guinea. It is located in the district of Siguiri, around 850 kilometres northeast of the country’s capital Conakry. Conventional mining activities are performed by contractors in multiple open pits using conventional techniques. On surface, Siguiri’s gold processing plant treats about 998,000 tonnes per month. Power to the mine is self-generated.

AngloGold Ashanti holds an 85 percent interest in Siguiri and the balance of 15 percent is held by the Government of Guinea.

Geology

This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. The two main types of gold deposits which occur in the Siguiri basin and are mined are:

•	laterite mineralisation (CAP) which occurs as aprons of colluvial or as palaeo-channels of alluvial lateritic gravel adjacent to, and immediately above; and
•

in-situ quartz-vein related mineralisation hosted in meta-sediments with the better mineralisation associated with vein stockworks that occurs preferentially in the coarser, brittle siltstones and sandstones.

The mineralised rocks have been deeply weathered to below 100 metres in places to form saprolite mineralisation (SAP). With the percentage of available CAP ore decreasing, a CIP plant is used to treat predominantly SAP ore.

MALI

AngloGold Ashanti has interests in three gold mining operations in Mali, namely, Sadiola, Yatela and Morila. It manages two of these operations, Sadiola and Yatela.

Mali – Morila

Description

AngloGold Ashanti has an effective 40 percent stake in Morila, as does Randgold Resources Limited (which manages the mine). The state of Mali owns the remaining 20 percent.

The Morila mine has operated for 13 years and is situated 180 kilometres southeast of Bamako, the capital of Mali. The operation treats low-grade stockpiles while the plant, which incorporates a conventional CIL process with an upfront gravity section to extract the free gold, has annual throughput capacity of 4.3 million tonnes. Since mining was concluded in 2009 with the depletion of the orebody, operations at Morila currently involve processing of the stockpile which stood at 2.3 million tonnes (marginal ore and marginal waste) as at year-end. A push back at the open pit is expected to provide limited amounts of ore from March 2014. Power is supplied by a subcontractor.

Geology

Morila is a mesothermal flat lying shear-zone hosted deposit which, apart from rising to the surface in the west against steep faulting, lies flat. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralisation is characterised by silica-feldspar alteration and sulphide mineralisation consists of arsenopyrite, pyrrhotite, pyrite and chalcopyrite.

Mali – Sadiola

Description

The Sadiola mine is situated in western Mali, some 77 kilometres south-southwest of the regional capital Kayes. The mine is a joint venture between AngloGold Ashanti (41 percent) and IAMGOLD (41 percent) and the state of Mali (18 percent). The mine has been operating under the current ownership structure since 1996. Mining activities took place in three open pits during 2013. On-site surface infrastructure includes a 4.9 million tonnes per annum CIL gold plant where the ore is eluted and smelted. Power to the Sadiola and Yatela mines is self-generated.

Geology

The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the Kenieba Window. The specific rocks which host the mineralisation are marbles and greywackes which have been intensely weathered to a maximum depth of 200 metres. A series of north-south trending faults occur that are the feeders to the Sadiola mineralisation. As a result of an east-west regional compression event, deformation occurs along a north-south striking marble-greywacke contact, increasing the porosity of this zone. North-east striking structures which intersect the north-south contact have introduced mineralisation, mainly with the marble where the porosity was greatest. The Sadiola Hill deposit generally consists of two zones, an upper oxidised cap and an underlying sulphide zone. From 1996 until 2010, oxide and transitional ore from the Sadiola Hill pit was the primary ore source for the mine while being increasingly supplemented from the outlying satellite pits during the latter years. From 2011 when the Sadiola Main pit was mined out, the satellite pits became the dominant source of oxide and transitional ore.

Mali – Yatela

Description

Yatela, operational since 2001, is 80 percent owned by the Sadiola Exploration Company Limited, a joint venture between AngloGold Ashanti and IAMGOLD, giving each a 40 percent stake in Yatela. The balance of 20 percent is owned by the state of Mali.

The Yatela mine which is a heap leach operation is situated in western Mali, some 25 kilometres north of Sadiola and approximately 50 kilometres south-southwest of the regional capital Kayes. Ore extraction has been conducted from a number of pits and ceased in September 2013. Limited reprocessing of higher grade heap leach continues on a monthly basis while results remain positive. Gold from the heap leach process is loaded on to carbon and then transported to Sadiola for elution and smelting.

Geology

Yatela mineralisation occurs as a keel-shaped body in Birimian metacarbonates. The ‘keel’ is centered on a fault which was the feeder for the original mesothermal mineralisation, with an associated weakly mineralised diorite intrusion. Mineralisation occurs as a layer along the sides and in the bottom of the ‘keel’. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

NAMIBIA

Namibia – Navachab

Description

The Navachab gold mine is situated near the town of Karibib, some 170 kilometres northwest of the capital Windhoek and 171 kilometres inland on the southwest coast of Africa.

Navachab, which began operations in 1989, is an open-pit mine with a processing plant which includes a mill as well as CIP and electro-winning facilities, all with a monthly capacity of 120,000 tonnes. Power is purchased from Nampower the Namibian national power utility.

Geology

The Navachab deposit is hosted by Damaran greenschist amphibolite facies, calc-silicates, marbles and volcanoclastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating dome and basin structures. The mineralised zone forms a sheet-like body which plunges at an angle of approximately 20 degrees to the north-west. The mineralisation is predominantly hosted in a sheeted vein set (±60 percent) and a replacement skarn body (±40 percent). The gold is very fine-grained and associated with pyrrhotite, and minor to trace amounts of pyrite, chalcopyrite, maldonite and bismuthinite. Approximately 80 percent of the gold is free milling.

TANZANIA

Tanzania – Geita

Description

The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120 kilometres from Mwanza and 5 kilometres west of the town of Geita. It has been in operation for 14 years.

The Geita gold mine is a multiple open pit operation with underground potential and is currently serviced by a 5.1 million tonnes per annum CIL processing plant. Power to the mine is self-generated.

Geology

Geita is an Archaean mesothermal mainly BIF-hosted deposit. Mineralisation is located where auriferous fluids, which are interpreted to have moved along shears often on BIF-diorite contacts, reacted with the BIF. Some lower-grade mineralisation can occur in the diorite as well (usually in association with BIF-hosted mineralisation), and approximately 20 percent of the gold is hosted in the diorite.

DEMOCRATIC REPUBLIC OF THE CONGO

Kibali

Description

The Kibali Gold Mine is a Joint venture between AngloGold Ashanti (45 percent), Randgold Resources Limited (45 percent) with Société Miniere de Kilo-Moto (SOKIMO), a state-owned gold company owning the balance. Randgold Resources is the operator and project manager.

Kibali comprises 10 permits covering an area of 1,836 km2 in the Moto goldfields of the north-east DRC.

The mine is located within 10 kilometres of the town of Watsa in the north east portion of the DRC in the Orientale Province. Access to the area is available by gravel road from the Ugandan border town of Arua over a distance of 180 kilometres. Power to the mine is self-generated.

The Kibali Gold Mine has a processing operation capable of producing an average of 600koz of gold per annum by treating 6Mtpa throughput. The processing plant has a capability of process oxide and sulphide material. Once the project is completed, the mine will consist of:

•	An open pit generating a peak run of mine capacity of 7Mtpa;
•	Vertical shaft complex generating a peak run of mine capacity of 3Mtpa;
•	Decline underground development providing a run of mine capacity of 1.4Mtpa;
•	Tailings storage facilities with a total capacity of 75Mt; and
•	Associated infrastructure.

In October 2013, the oxide circuit was commissioned. The sulphide circuit cold commissioning began in February 2014.

On the vertical shaft, winder installation was completed in October and the shaft depth at the end of December was 195.2 metres.

Geology

The Kibali Gold Mine is located within the Moto Greenstone Belt, which consists of Archean Kibalian volcano sedimentary rocks and ironstone-chert horizons that have been metamorphosed to greenschist facies.

The combined Karagba, Chauffeur and Durba (KCD) deposit is host to the majority of the currently defined Mineral Resource and Ore Reserve, as well as the current open pit and underground mining operations. KCD is hosted within a mineralised corridor that also hosts the Sessenge, Gorumbwa and Pakaka deposits and a number of exploration prospects.

The known deposits of the Kibali project are hosted along a reactivated thrust plane that creates plunging lodes of mineralisation as exemplified by the KCD deposit. The majority of gold mineralisation identified to date is disseminated style, hosted within a sequence of coarse volcaniclastic and sedimentary rocks. The mineralisation is generally stratigraphically bound and associated with carbonate-silica-albite alteration with minor sulphide.

AUSTRALASIA

AUSTRALIA

Australia – Sunrise Dam

Description

The Sunrise Dam Gold Mine is located in the northern goldfields of Western Australia, 220 kilometres northeast of Kalgoorlie and 55 kilometres south of Laverton.

The mine consists of a large open pit which is now in its sixteenth year of operation, and an underground mine which began in 2004. Mining is conducted by contractors and the ore is treated in a conventional gravity and carbon-in-leach (CIL) processing plant, which is managed by AngloGold Ashanti. Power to the mine is self-generated. The CIL processing plant has a nameplate capacity of 2.5 million tonnes per annum, although the plant currently processes in excess of 3.5 million tonnes per annum. The mine is a fly-in fly-out operation with village facilities at the mine. The mine is also accessible by road which provides supplies for the operation.

Geology

Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittle-ductile low strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Australia - Tropicana

Description

The Tropicana Gold Mine is located in Western Australia, 330 kilometres north north-east of Kalgoorlie and 200 kilometres east of Sunrise Dam. The Tropicana JV is an unincorporated joint venture between AngloGold Ashanti Australia (70%) and Independence Group (30%), with AngloGold the manager.

The mine was commissioned in 2013, with the first gold production on 28 September.

Mining currently occurs from two pits, Tropicana and Havana with a contractor mining fleet. Ore is processed in a relatively conventional CIL processing plant, which is managed and operated by AngloGold Ashanti. The plant has a nameplate capacity of 5.8mtpa on fresh rock ore.

Power for the mine is generated from diesel via a contractor operated powerhouse.

The mine is a fly in fly out operation, with a mine site village and aviation services operated from Perth and Kalgoorlie. A 220km private road and the public road network provide access for the delivery of supplies to the operation.

The Tropicana JV includes 10,500km2 of tenure over a strike length of approximately 300km, with active exploration programmes seeking both satellite extensions to the Tropicana Gold Mine and standalone resource developments.

Geology

Gold mineralisation at Tropicana occurs in high metamorphic grade gneissic rocks, which dip gently to the south east. Mineralisation is structurally controlled and occurs within a preferred host unit within the gneissic package. Post mineralisation faulting has separated the once continuous ore zone, with the open pits developed on each of the fault bounded blocks.

THE AMERICAS

UNITED STATES OF AMERICA

United States of America – Cripple Creek & Victor

Description

AngloGold Ashanti holds a 100 percent interest in Cripple Creek & Victor (CC&V) Gold Mining Company’s Cresson Project, located in the state of Colorado in the United States. A surface mining operation provides ore to a crusher and valley-leach facility, one of the largest in the world. Production here began in 1994. Production from the mine life extension (MLE1) project, which involved expanding capacity at the heap-leach pad, began in 2011. A further life extension and production expansion project (MLE2), approved in 2012, is in implementation phase and is expected to increase production from 2015. The power for the mine is purchased from Black Hills Energy. The mine became operational in 1976. The mine has been operated by AngloGold Ashanti since 1999.

Geology

The district of Cripple Creek is centered on an intensely altered alkaline, Tertiary-aged, diatreme-volcanic, intrusive complex, approximately circular in shape covering 18.4 square kilometres and surrounded by Precambrian rocks. The Precambrian rocks consist of biotite gneiss, granodiorite and quartz monzonite and granite.

The intersection of these four units and regional tectonic events formed an area of regional dilation which subsequently facilitated the formation of the volcanic complex. The majority of the complex then in-filled with the eruptive phase Cripple Creek Breccia host rock. This complex was subsequently intruded by a series of intrusive dykes and sills that include syenites, phonolites, phonotephrites and lamprophyres. These intrusives occupy all of the dominant district structural orientations. District structures are generally near vertical and strike north-north-west to north-east. These structures acted as primary conduits for the late-stage gold mineralising solutions. Higher grade pods of mineralisation occur at structural intersections and/or as sheeted veins along zones of strike deflection. High-grade gold mineralisation is associated with K-feldspar + pyrite

+/- carbonate alteration and occurs adjacent to the major structural and intrusive dyke zones. The broader zones of disseminated mineralisation occur primarily as micro-fracture halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.

The average depth of oxidation is 120 metres and is also developed along major structural zones to even greater depths. Individual orebodies can be tabular, pipe-like, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or native gold after gold-silver tellurides. Gold occurs within hydrous iron and manganese oxides and as gold-silver tellurides. Silver is present but is economically unimportant. Gold mineralisation can be encapsulated by iron and manganese oxides, pyrite, K-feldspar alteration and quartz.

Cripple Creek & Victor – Summary of metallurgical operations

Gold plants
Capacity (000 tonnes/month)
- crushed ore production	1,632
- total ore production	1,814
- solution processed	2,627

SOUTH AMERICA

ARGENTINA

Argentina – Cerro Vanguardia

Description

AngloGold Ashanti has a 92.5 percent interest in Cerro Vanguardia with Fomicruz (the province of Santa Cruz) owning the remaining 7.5 percent. Located to the northwest of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits. Shallow underground mining began in 2010 to access high-grade material and accounts for about 19 percent of the mine’s production. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is mined as a by-product. Ore is processed at the metallurgical plant which has a capacity of 3,150 tonnes per day and includes a cyanide recovery facility. Power for the mine is self-generated but operated by an external contractor. The mine has been operated by AngloGold Ashanti since 1998.

Geology

The oldest rocks in this part of Patagonia are metamorphics of the Precambrian-Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens and are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000 square kilometres. These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold bearing veins at Cerro Vanguardia. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the Cerro Vanguardia veins.

Gold and silver mineralisation at Cerro Vanguardia occurs within a vertical range of about 150 metres to 200 metres in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing. One set of veins strikes about N40W and generally dips 65 to 90 degrees to the east; while the other set strikes about N75W and the veins dip 60 degrees to 80 degrees to the south.

The veins are typical of epithermal, low-temperature, adularia-sericite character and consist primarily of quartz in several forms: as massive quartz, banded chalcedonic quartz, and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidised to limonite. The veins show sharp contacts with the surrounding ignimbrite which hosts narrow stockwork zones that are weakly mineralised and appear to have been cut by a sequence of north-east-trending faults that have southerly movement with no appreciable lateral displacement.

BRAZIL

Brazil – AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração)

Description

AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) comprises two operational units, namely the Cuiabá and the Córrego do Sítio complexes. The Cuiabá complex includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plants. In operation for 28 years, the Cuiabá mine is a mix of sublevel bench and cut-and-fill mine accessed by ramp and shaft. Lamego is a new mine developed to mine an underground sulphide ore. The first stage of the processing of the ore from Cuiabá and Lamego mines is in the gold plant at the Cuiabá complex, where concentrate is produced. The material is then transported 15 kilometres by aerial ropeway to the Queiroz plant where milling, flotation, roasting, leaching, precipitation and refining occur. Total capacity of the complete circuit is 1.7 million tonnes per year and recoveries of 93 percent are achieved. Power for the mine is both self-generated and supplied by Cemig a state owned company. The Cuiaba mine became operational in 1988 and the Lamego mine in 2009. However some of the older mines which are now closed have been operating since 1834.

The Córrego do Sítio operation comprises one surface (oxide) and two underground (sulphide) mines, as well as a heap leach pad and sulphide plant, the latter originally acquired from Eldorado late in 2008 was refurbished and brought into operation in January 2012.

Geology

The area in which Brasil Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcano-sedimentary sequences and Pre-Cambrian granitic complexes. The host to the gold mineralisation is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group. Cuiabá mine, located at Sabara Municipality, has gold mineralisation associated with sulphides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences. At this mine, structural control and fluids flow ascension are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Where BIF is mineralised the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

The controlling mineralisation structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at Brasil Mineração are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralisation is due to the interaction of low salinity carbon dioxide rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulphide mineralisation consists of pyrrhotite and pyrite with subordinate pyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic.

Brazil – Summary of metallurgical operations

	Corrego do Sitio	Corrego do Sito	AngloGold Ashanti Mineração		Serra Grade
	Oxide	Sulphide	Cuiaba	Raposos
Capacity (000 tonnes/month)	38	50	143	28	107

Brazil – Serra Grande (100 percent effective 1 July 2012, previously 50 percent)

Description

Serra Grande is located in central Brazil, in the state of Goiás, about 5 kilometres from the city of Crixás. Serra Grande comprises three mechanised underground mines: Mina III, Mina Nova (which includes the Pequizão orebody) and Palmeiras – and an open pit on the outcrop of Mina III orebody. One dedicated metallurgical plant treats ore from these different sources. Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, is 1.28 million tonnes. Power for the mine is supplied and purchased on the open market. The mine became operational in 1989 and has been operated by AngloGold Ashanti since 1999.

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

The Crixás greenstone belt comprises a series of Archaean to Palaeoproterozoic metavulcanics, metasediments and basement granitoids stacked within a series of north to north-east transported thrust sheet. Thrusting (D1) was accompanied by significant F1 folding/foliation development and progressive alteration in a brittle-ductile regime. D1 thrusting developed with irregular thrust ramp geometry, in part controlled by concealed early basin faults. The main Crixás orebodies are adjacent to a major north-north-west structural corridor, and up the main fault ramp/corner, to become dispersed to the east and north in zones of foreland thrust flats. Fluid alteration also diminished to the west away from the main fault corner. A series of concealed east-west to north-west-south-east basement block faults may have provided secondary fluid migration, and development of early anti-formal warps in the thrust sheets; these structures probably define the quasi-regular spacing of significant mineralisation within the belt. The D1 thrust stack was gently folded by non-cylindrical folds. Gold mineralising fluids probably migrated during this event, with similar south-south-west to north-north-east migration, and focusing on bedding slip during folding. Gold mineralisation became minor and dispersed to the north and east along the formal thrust flat zone. Concentrations of gold along the case of quartz vein may be due to the damming of fluids migrating upward along layering.

ORE RESERVES

The combined Proven and Probable Ore Reserve of the group amounted to 67.9 million ounces as at 31 December 2013.

Ore Reserve estimates are reported in accordance with the requirements of the SEC’s Industry Guide 7. Accordingly, as of the date of reporting, all Ore Reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti’s existing rights to mine, or within the renewal periods of AngloGold Ashanti’s rights to mine. In addition, as of the date of reporting, all Ore Reserves are covered by required mining permits. See “Item 4B.: Business overview – The regulatory environment enabling AngloGold Ashanti to mine”.

AngloGold Ashanti has standard procedures for the estimation of Ore Reserve. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons.

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralised material at a mining operation. This mineralised material is not necessarily economically viable over the full extent of the operation. Exclusions on the grounds of safety (for example, stability pillars and shaft pillars) are then also defined. Grade-tonnage curves specific for each of the deposits, in conjunction with parameters such as the cost structure; yield; mine call factor and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralised material, excluding any large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criteria and practical limitations of access and timing. If the review process is positive then the mineralised material (with dilution and discounts) included in the mining plan is declared and published as the Ore Reserve for that operation.

In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the ore body using estimated values for gold price, operating costs and metallurgical recoveries. An optimisation process is then applied to determine the combination of blocks within the model that make a positive contribution under these estimations. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the Ore Reserve. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as Proven or Probable constitute the Ore Reserve.

The gold price and exchange rate used for determining the 2013 and 2012 Ore Reserve are outlined in the following table.

	2013 (3 year average)	2013 (Business Plan)	2012 (3 year average)	Units
Ore Reserve Gold Price	1,550	1,100	1,488	US$ per ounce
Exchange Rate – South Africa	8.36	10.19	7.58	ZAR/US$
Ore Reserve Gold Price (South African rand per ounce) – South Africa	12,864	11,582	11,345	ZAR per ounce

The Ore Reserve has been determined using the company’s business plan assumptions - a gold price of $1,100 per ounce and a South African rand exchange rate of ZAR10.19 to the US dollar, which translates to a South African rand gold price of ZAR11,582 per ounce.

As in prior years, the Ore Reserve determined from the planning process was then tested for economic viability at the three-year historical average gold price and currency exchange rates shown in the above table for determining the SEC compliant Ore Reserve. This did not result in any changes. The resultant SEC compliant Proven and Probable Ore Reserve is shown in the following pages.

In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserve and Mineral Resource according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 edition) and the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition and amended July 2009). The SEC’s Industry Guide 7 does not recognise Mineral Resources. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resource in this annual report on Form 20-F.

The AngloGold Ashanti Ore Reserve decreased from 74.1Moz in December 2012 to 67.9Moz in December 2013. This gross annual decrease of 6.2Moz includes depletion of 5.0Moz. The balance of 1.2Moz reductions in Ore Reserve, resulted from changes in economic assumptions between 2012 and 2013 which resulted in a reduction of 3.4Moz to the Ore Reserve, while exploration and modelling changes resulted in an increase of 2.2Moz. A gold price of $1,100 per ounce (ZAR11,582 per ounce) was used for Ore Reserve estimates (2012: $1,300 per ounce, ZAR9,324 per ounce).

The principal changes in AngloGold Ashanti’s Ore Reserves as at 31 December 2013, compared with those published as at 31 December 2012 are as follows:

Ore Reserve		Million oz
Ore Reserve as at 31 December 2012		74.1
Reductions

Savuka	Depletions and transfers to TauTona and Mponeng	(0.5)
Moab Khotsong	Model changes and depletions	(0.5)
Sadiola	Model changes, economics and depletions	(0.7)
Geita	Economic changes had a significant negative effect	(1.5)
CC&V	Lower gold price	(1.2)
Other	Total of non-significant changes	(3.0)
Additions

Mponeng	Mainly due to net effect of transfer from Savuka	0.8
Other	Total of non-significant changes	0.4
Ore Reserve as at 31 December 2013		67.9

AngloGold Ashanti strives to actively create value by growing its major asset – the Ore Reserve. This drive is based on well-defined brownfields and greenfields exploration programme, innovation in both geological modeling and mine planning and optimisation of its asset portfolio.

The Ore Reserve estimates in this document include the Ore Reserve below current infrastructure in the case of certain South African, Brazilian and Ghanaian underground mines which are in production.

By-products

Several by-products are recovered as a result of the processing of gold Ore Reserve. These include 127.64 million pounds (57.9 thousand tonnes) of uranium oxide from the South African operations, 0.42 million tons (0.38 million tonnes) of sulphur from Brazil and 29.58 million ounces (920 tonnes) of silver from Argentina. Details of the by-product Ore Reserve are given in the Mineral Resource and Ore Reserve Report 2013, which is available on the corporate website.

External reviews of Mineral Resource and Ore Reserve Statement

During the course of 2013, the following AngloGold Ashanti operations were subjected to external reviews in line with the policy that each operation / project will be reviewed by an independent third party on average once every three years:

•	Mineral Resource and Ore Reserve at Kopanang and Great Noligwa Mines
•	Mineral Resource and Ore Reserve at TauTona Mine
•	Ore Reserve at Kibali Mine

The company has been informed that the reviews identified no material shortcomings in the process by which AngloGold Ashanti’s grade models were evaluated. The external reviews were conducted by the following companies AMEC (Kopanang, Great Noligwa and TauTona) and Snowden (Kibali Mine).

Competent Persons

The information in this report relating Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons are employed by AngloGold Ashanti, unless stated otherwise, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Ore Reserve information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve estimates were completed by suitably qualified Competent Persons from within AngloGold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operations to the company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

Ore Reserve: Imperial	At 31 December 2013
	Proven Ore Reserve (1)(2)			Probable Ore Reserve (1)(2)			Metallurgical
			Gold			Gold	Recovery
	Tons (5)	Grade Content (1)		Tons (5)	Grade Content (1)		Factor
	(million)	(oz/ton)	(Moz))	(million)	(oz/ton)	(Moz)	percent

South Africa
Vaal River(6)
Great Noligwa	1.64	0.242	0.40	0.38	0.214	0.08	94.5
Kopanang	2.42	0.188	0.45	5.06	0.197	1.00	95.5
Moab Khotsong(2)	1.37	0.331	0.45	19.62	0.289	5.67	95.1-96.0 (4)
West Wits
Mponeng(2)	3.08	0.255	0.79	46.98	0.293	13.78	97.9-98.4 (4)
Savuka(10)	0.00	0.00	0.00	0.00	0.000	0.00	0.00
TauTona	0.69	0.273	0.19	4.56	0.263	1.20	97.3

Surface
Surface sources(6)(11)	157.00	0.006	1.00	730.25	0.008	5.89	57.6-90 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent)(2)(3)	2.67	0.069	0.18	41.04	0.121	4.98	94.5-88.9 (9)

Ghana
Iduapriem	15.04	0.032	0.47	30.40	0.049	1.50	95.0
Obuasi(2)	19.94	0.175	3.50	28.41	0.163	4.64	85.4

Guinea
Siguiri (85 percent)(3)	37.17	0.018	0.68	57.88	0.020	1.17	88.0-90.0 (4)

Mali
Morila (40 percent)(3)	0.00	0.000	0.00	0.63	0.070	0.04	88.8-91.0 (4)
Sadiola (41 percent)(3)	0.00	0.000	0.00	25.49	0.056	1.43	76.0-94.0 (4)
Yatela (40 percent)(3) (10)	0.00	0.000	0.00	0.00	0.000	0.00	0.00

Namibia
Navachab*	0.00	0.000	0.00	51.08	0.038	1.92	88.6

Tanzania
Geita	0.00	0.000	0.00	40.70	0.096	3.90	46.2-100.0 (4)

Australasia
Australia
Sunrise Dam	16.47	0.032	0.54	6.83	0.094	0.64	85.5
Tropicana (70 percent)(3)	19.21	0.066	1.27	23.10	0.059	1.36	90.0

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	11.32	0.030	0.34	8.05	0.153	1.23	61.3-94.3 (4)

Brazil
AGA Mineraçáo(2)(8)	5.49	0.148	0.81	8.66	0.134	1.16	88.0-93.0 (4)
Serra Grande	3.77	0.080	0.30	2.70	0.098	0.26	92.1

United States of America
Cripple Creek & Victor	134.49	0.025	3.31	66.85	0.021	1.40	43.0-95.0 (4)

Total	431.77	0.034	14.68	1,198.70	0.044	53.26

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
(6)

The Vaal Reef Ore Reserve includes 127.64 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(7)	The Ore Reserve contains 29.58 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.42 million tons of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	No Ore Reserve is declared for 2013.
(11)	Includes Mine Waste Solutions

* On 10 February 2014, AngloGold Ashanti announced that it had signed a binding agreement to sell Navachab subject to certain conditions.

Rounding may result in computational differences.

The 2013 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content
			(million ounces)
Moab Khotsong	15.46	0.268	4.14
Mponeng	25.69	0.354	9.09
Kibali	21.70	0.165	3.58
Obuasi	3.30	0.382	1.26
AGA Mineração	3.99	0.134	0.53
Total	70.14	0.265	18.60

The Ore Reserve has been determined based on completed economic studies.

Ore Reserve: Imperial	At 31 December 2012
	Proven Ore Reserve (1)			Probable Ore Reserve (1)(2)			Metallurgical
			Gold			Gold	Recovery
	Tons (5)	Grade Content (1)		Tons (5)	Grade Content (1)		Factor
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent

South Africa
Vaal River(6)
Great Noligwa	1.33	0.255	0.34	0.21	0.239	0.05	95.5
Kopanang	0.96	0.229	0.22	5.54	0.211	1.17	96.4
Moab Khotsong(2)	1.80	0.317	0.57	20.81	0.290	6.04	95.8-96.0 (4)
West Wits
Mponeng(2)	2.55	0.259	0.66	44.31	0.297	13.15	98.1
Savuka	0.29	0.174	0.05	3.34	0.150	0.50	97.3
TauTona	0.82	0.331	0.27	5.29	0.261	1.38	97.5

Surface
Surface sources(6)(10)	156.20	0.007	1.05	723.47	0.008	6.12	51.5-93 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent)(3)	1.75	0.097	0.17	39.57	0.120	4.75	84.5; 91.3(9)

Ghana
Iduapriem	24.87	0.039	0.96	27.40	0.046	1.25	95.0
Obuasi(2)	20.19	0.175	3.53	30.77	0.162	4.99	85.4

Guinea
Siguiri (85 percent)(3)	40.33	0.018	0.74	74.52	0.020	1.46	88.0-90.0 (4)

Mali
Morila (40 percent)(3)	-	-	-	1.70	0.035	0.06	88.8-89.0 (4)
Sadiola (41 percent)(3)	2.44	0.037	0.09	38.37	0.053	2.05	76.0-94.0 (4)
Yatela (40 percent)(3)	0.06	0.038	0.00	0.29	0.105	0.03	84.8

Namibia
Navachab	-	-	-	57.10	0.037	2.10	88.1

Tanzania
Geita	-	-	-	71.72	0.076	5.42	46.0-91.0 (4)

Australasia
Australia
Sunrise Dam	16.51	0.033	0.54	5.49	0.118	0.65	85.2-85.5 (4)
Tropicana (70 percent)(3)	20.01	0.066	1.33	24.06	0.058	1.40	90.0

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	11.51	0.037	0.43	12.02	0.133	1.60	61.3-94.3 (4)

Brazil
AGA Mineraçáo(2)(8)	5.16	0.174	0.90	10.52	0.136	1.43	88.0-93.0 (4)
Serra Grande	5.08	0.085	0.43	3.24	0.102	0.33	93.7

United States of America
Cripple Creek & Victor	170.65	0.024	4.06	90.78	0.020	1.83	43.0-95.0 (4)

Total	482.50	0.034	16.34	1,290.52	0.045	57.74

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
(6)

The Vaal Reef Ore Reserve includes 162.03 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(7)	The Ore Reserve contains 40.74 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.49 million tons of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	Includes Mine Waste Solutions (MWS).

Rounding may result in computational differences.

The 2012 Probable Ore Reserve includes Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	14.95	0.280	4.18
Mponeng	25.49	0.346	8.82
Obuasi	3.56	0.385	1.37
AGA Mineração	4.57	0.149	0.68
Total	48.57	0.310	15.05

Rounding may result in computational differences.

Ore Reserve: Metric	At 31 December 2013
	Proven Ore Reserve (1)(2)			Probable Ore Reserve (1)(2)			Metallurgical
	Tonnes (6)	Grade	Gold	Tonnes (6)	Grade	Gold	Recovery
			Content			Content	factor
	(million)	(g/t)	(tonnes)	(million)	(g/t)	(tonnes)	percent

South Africa
Vaal River(5)
Great Noligwa	1.48	8.31	12.33	0.35	7.35	2.56	94.5
Kopanang	2.19	6.46	14.15	4.59	6.77	31.09	95.5
Moab Khotsong(2)	1.24	11.34	14.11	17.79	9.91	176.29	95.1-96.0 (4)

West Wits
Mponeng(2)	2.80	8.73	24.44	42.62	10.06	428.63	97.9-98.4 (4)
Savuka(10)	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TauTona	0.62	9.36	5.85	4.14	9.02	37.33	97.3

Surface
Surface sources(5)(11)	142.43	0.22	31.18	662.48	0.28	183.18	57.6-90 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent)(2)(3)	2.43	2.36	5.71	37.23	4.16	154.98	94.5-88.9 (9)

Ghana
Iduapriem	13.64	1.08	14.75	27.58	1.69	46.54	95.0
Obuasi(2)	18.09	6.02	108.87	25.77	5.60	144.36	85.4

Guinea
Siguiri (85 percent)(3)	33.72	0.62	21.03	52.51	0.69	36.26	88.0-90.0 (4)

Mali
Morila (40 percent)(3)	0.00	0.00	0.00	0.57	2.40	1.38	88.8-91.0 (4)
Sadiola (41 percent)(3)	0.00	0.00	0.00	23.13	1.93	44.53	76.0-94.0 (4)
Yatela (40 percent)(3) (10)	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Namibia
Navachab*	0.00	0.00	0.00	46.34	1.29	59.65	88.6

Tanzania
Geita	0.00	0.00	0.00	36.92	3.28	121.29	46.2-100.0 (4)

Australasia
Australia
Sunrise Dam	14.94	1.11	16.65	6.20	3.22	19.97	85.5
Tropicana (70 percent)(3)	17.43	2.26	39.43	20.96	2.02	42.36	90.0

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	10.27	1.04	10.63	7.30	5.23	38.20	61.3-94.3 (4)

Brazil
AGA Mineraçáo(2)(8)	4.98	5.08	25.33	7.85	4.58	35.97	88.0-93.0 (4)
Serra Grande	3.42	2.74	9.38	2.45	3.35	8.22	92.1

United States of America
Cripple Creek & Victor	122.01	0.84	102.83	60.65	0.72	43.67	43.0-95.0 (4)

Total	391.70	1.17	456.65	1,087.44	1.52	1,656.45

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)

The Vaal Reef Ore Reserve includes 57.9 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)	The Ore Reserve contains 920 tonnes of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.38 million tonnes of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	No Ore Reserve is declared for 2013.
(11)	Includes Mine Waste Solutions (MWS).

* On 10 February 2014, AngloGold Ashanti announced that it had signed a binding agreement to sell Navachab subject to certain conditions.

Rounding may result in computational differences.

The 2013 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Moab Khotsong	14.03	9.18	128.75
Mponeng	23.31	12.13	282.63
Kibali	19.69	5.66	111.33
Obuasi	2.99	13.11	39.23
AGA Mineração	3.62	4.58	16.57
Total	63.63	9.09	578.52

Ore Reserve: Metric	At 31 December 2012
	Proven Ore Reserve (1)			Probable Ore Reserve (1)(2)			Metallurgical
	Tonnes (6)	Grade	Gold	Tonnes (6)	Grade	Gold	Recovery factor
			Content			Content
	(million)	(g/t)	(tonnes)	(million)	(g/t)	(tonnes)	percent

South Africa
Vaal River (5)
Great Noligwa	1.21	8.77	10.60	0.19	8.62	1.62	95.5
Kopanang	0.87	7.92	6.89	5.03	7.25	36.44	96.4
Moab Khotsong(2)	1.63	10.83	17.61	18.88	9.95	187.87	95.8-96.0 (4)

West Wits
Mponeng(2)	2.31	8.88	20.54	40.20	10.17	408.91	98.1
Savuka	0.26	5.78	1.50	3.03	5.08	15.40	97.3
TauTona	0.74	11.19	8.25	4.80	8.96	43.04	97.5

Surface
Surface sources(5)(10)	141.70	0.23	32.63	656.32	0.29	190.30	51.5-93 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent)(3)	1.59	3.26	5.20	35.90	4.12	147.84	84.5; 91.3(9)

Ghana
Iduapriem	22.56	1.32	29.88	24.86	1.56	38.72	95.0
Obuasi(2)	18.32	5.99	109.78	27.91	5.56	155.11	85.4

Guinea
Siguiri (85 percent )(3)	36.59	0.63	22.92	67.60	0.67	45.56	88.0-90.0 (4)

Mali
Morila (40 percent)(3)	-	-	-	1.54	1.14	1.75	88.8-89.0 (4)
Sadiola (41 percent)(3)	2.21	1.29	2.86	34.81	1.83	63.64	76.0-94.0 (4)
Yatela (40 percent)(3)	0.05	1.36	0.07	0.26	3.61	0.92	84.8

Namibia
Navachab	-	-	-	51.80	1.26	65.29	88.1

Tanzania
Geita	-	-	-	65.06	2.59	168.63	46.0-91.0 (4)

Australasia
Australia
Sunrise Dam	14.98	1.12	16.74	4.98	4.03	20.07	85.2-85.5 (4)
Tropicana (70 percent)(3)	18.15	2.28	41.46	21.83	1.99	43.48	90.0

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	10.44	1.29	13.49	10.90	4.56	49.71	61.3-94.3 (4)

Brazil
AGA Mineraçáo(8)	4.68	5.99	28.07	9.54	4.66	44.41	88.8-93.0 (4)
Serra Grande	4.61	2.91	13.44	2.94	3.51	10.33	93.7

United States of America
Cripple Creek & Victor	154.81	0.81	126.16	82.35	0.69	56.83	43.0-95.0 (4)

Total	437.72	1.16	508.11	1,170.74	1.53	1,795.90

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)

The Vaal Reef Ore Reserve includes 73.5 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)	The Ore Reserve contains 1,267 tonnes of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.44 million tonnes of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	Includes Mine Waste Solutions (MWS).

Rounding may result in computational differences.

The 2012 Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Moab Khotsong	13.56	9.59	129.99
Mponeng	23.12	11.87	274.40
Obuasi	3.23	13.23	42.69
AGA Mineração	4.15	5.07	21.04
Total	44.06	10.62	468.12

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2013

	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)

South Africa
Surface sources(2)	887.26	0.008	6.89

Continental Africa
Ghana
Iduapriem	7.81	0.025	0.19
Obuasi	6.57	0.058	0.38

Guinea
Siguiri (85 percent)(1)(3)	65.75	0.016	1.08

Mali
Morila (40 percent)(1)	0.19	0.033	0.01
Sadiola (41 percent)(1)	2.91	0.032	0.09

Namibia
Navachab*	14.62	0.021	0.31

Tanzania
Geita	11.55	0.036	0.41

Australasia
Australia
Sunrise Dam	16.47	0.032	0.54
Tropicana (70 percent)(1)	2.04	0.060	0.12

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	12.00	0.017	0.20

Brazil
Serra Grande	0.20	0.048	0.01

United States of America
Cripple Creek & Victor	0.71	0.032	0.02

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

* On 10 February 2014, AngloGold Ashanti announced that it had signed a binding agreement to sell Navachab subject to certain conditions.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2012

	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)

South Africa
Surface sources(2)	879.66	0.008	7.17

Continental Africa
Ghana
Iduapriem	7.33	0.024	0.18
Obuasi	0.12	0.130	0.02

Guinea
Siguiri (85 percent)(1)(3)	67.63	0.017	1.12

Mali
Morila (40 percent)(1)	1.70	0.033	0.06
Sadiola (41 percent)(1)	4.00	0.059	0.24
Yatela (40 percent)(1)	0.06	0.041	0.00

Namibia
Navachab	12.48	0.020	0.25

Tanzania
Geita	12.26	0.036	0.44

Australasia
Australia
Sunrise Dam	16.51	0.033	0.54
Tropicana (70 percent)(1)	0.32	0.051	0.02

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	12.83	0.018	0.23

Brazil
Serra Grande	0.09	0.055	0.00

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2013

	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)

South Africa
Surface sources(2)	804.91	0.27	214.36

Continental Africa
Ghana
Iduapriem	7.08	0.86	6.06
Obuasi	5.96	1.99	11.86

Guinea
Siguiri (85 percent)(1)(3)	59.65	0.56	33.49

Mali
Morila (40 percent)(1)	0.17	1.14	0.20
Sadiola (41 percent)(1)	2.64	1.11	2.92

Namibia
Navachab*	13.26	0.73	9.66

Tanzania
Geita	10.48	1.22	12.83

Australasia
Australia
Sunrise Dam	14.94	1.11	16.65
Tropicana (70 percent)(1)	1.85	2.04	3.79

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	10.89	0.58	6.27

Brazil
Serra Grande	0.19	1.65	0.31

United States of America
Cripple Creek & Victor	0.64	1.09	0.70

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

* On 10 February 2014, AngloGold Ashanti announced that it had signed a binding agreement to sell Navachab subject to certain conditions.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2012

	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)

South Africa
Surface sources(2)	798.01	0.28	222.93

Continental Africa
Ghana
Iduapriem	6.65	0.83	5.53
Obuasi	0.11	4.28	0.49

Guinea
Siguiri (85 percent)(1)(3)	61.35	0.57	34.98

Mali
Morila (40 percent)(1)	1.54	1.14	1.75
Sadiola (41 percent)(1)	3.63	2.04	7.40
Yatela (40 percent)(1)	0.05	1.36	0.07

Namibia
Navachab	11.32	0.70	7.89

Tanzania
Geita	11.12	1.23	13.67

Australasia
Australia
Sunrise Dam	14.98	1.12	16.74
Tropicana (70 percent)(1)	0.29	1.76	0.51

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	11.64	0.62	7.22

Brazil
Serra Grande	0.08	1.96	0.15

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.

Drill hole spacing: Imperial

In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following drill hole spacing:

Drill Hole Spacings
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 grid thereafter	From a 131 x 131 foot spacing up to 3281 x 3281 foot spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	33 x 16 feet	131 x 131 feet
Ghana
Iduapriem	33 x 49 feet, 164 x 164 feet 164 x 246 feet, 328 x 164 feet	164 x 246 feet, 164 x 328 feet, 328 x 246 feet
Obuasi	33 x 33 feet, 66 x 66 feet, 131 x 66 feet, 164 x 164 feet	98 x 98 feet, 164 x 164 feet, 197 x 197 feet
Guinea
Siguiri	16 x 33 feet, 16 x 39 feet, 33 x 33 feet	66 x 131 feet, 82 x 82 feet, 164 x 82 feet
Mali
Morila	33 x 33 feet	98 x 98 feet
Sadiola	16 x 33 feet, 82 x 82 feet	82 x 82 feet, 164 x 82 feet
Namibia
Navachab	16 x 33 feet, 33 x 33 feet	82 x 82 feet
Tanzania
Geita	16 x 33 feet	66 x 66 feet, 131 x 66 feet, 131 x 131 feet, 164 x 164 feet
Australasia
Australia
Sunrise Dam	82 x 82 feet	66 x 66 feet, 131 x 131 feet
Tropicana	33 x 39 feet, 82 x 82 feet	164 x 164 feet
Americas
Argentina
Cerro Vanguardia	10 x 49 feet, 41 x 16 feet	131 x 131 feet
Brazil
AGA Mineraçáo	66 x 33 feet, 82 x 82 feet, 98 x 197 feet	98 x 82 feet, 164 x 98 feet, 164 x 164 feet, 98 x 197 feet, 410 x 82 feet
Serra Grande	33 x 33 feet, 66 x 33 feet	33 x 66 feet, 66 x 164 feet
United States of America
Cripple Creek & Victor	<98 x 98 feet	148 x 148 feet

Drill hole spacing: Metric

In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following table of drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 metre spacing on raise lines and on a 5 x 5 grid thereafter	From a 40 x 40 metre spacing up to 1000 x 1000 metre spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	10 x 5 metre	40 x 40 metre
Ghana
Iduapriem	10 x 15 metre, 50 x 50 metre, 50 x 75 metre, 100 x 50 metre	50 x 75 metre, 50 x 100 metre, 100 x 75 metre
Obuasi	10 x 10 metre, 20 x 20 metre, 40 x 20 metre, 50 x 50 metre	30 x 30 metre, 50 x 50 metre, 60 x 60 metre
Guinea
Siguiri	5 x 10 metre, 5 x 12 metre, 10 x 10 metre	20 x 40 metre, 25 x 25 metre, 50 x 25 metre
Mali
Morila	10 x 10 metre	30 x 30 metre
Sadiola	5 x 10 metre, 25 x 25 metre	25 x 25 metre, 50 x 25 metre
Namibia
Navachab	5 x 10 metre, 10 x 10 metre	25 x 25 metre
Tanzania
Geita	5 x 10 metre	20 x 20 metre, 40 x 20 metre, 40 x 40 metre, 50 x 50 metre
Australasia
Australia
Sunrise Dam	25 x 25 metre	20 x 20 metre, 40 x 40 metre
Tropicana	10 x 12 metre, 25 x 25 metre	50 x 50 metre
Americas
Argentina
Cerro Vanguardia	3 x 15 metre, 12.5 x 5 metre	40 x 40 metre
Brazil
AGA Mineraçáo	20 x 10 metre, 25 x 25 metre, 30 x 60 metre	30 x 25 metre, 50 x 30 metre, 50 x 50 metre, 30 x 60 metre, 125 x 25 metre
Serra Grande	10 x 10 metre, 20 x 10 metre	10 x 20 metre, 20 x 50 metre
United States of America
Cripple Creek & Victor	<30 x 30 metre	45 x 45 metre

ITEM 4A:  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under IFRS for the three years ended and as at 31 December 2013, 2012 and 2011.

This item should be read in conjunction with the company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

The principal accountant of AngloGold Ashanti has made reference to the work of other auditors in its report on the consolidated financial statements of AngloGold Ashanti Limited for the years ended 31 December 2012 and 2013 and therefore in compliance with Regulation S-X Rule 2-05 the separate reports of the other auditors are included in Item 18.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the company also produces silver, uranium oxide and sulphuric acid as by-products. Revenue from the sale of by-products is recognised as a reduction of cost of sales in the consolidated statement of income. By-product revenue amounted to $149 million in 2013 (2012: $206 million; 2011: $224 million). See “Note 3 – Revenue” to the consolidated financial statements for additional information. The company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:

•	South Africa (comprising the Vaal River, West Wits and Surface Operations)
•	Continental Africa (comprising Ghana, Guinea, Mali, Namibia, the DRC and Tanzania operations)
•	Australasia (comprising Australia)
•	Americas (comprising Argentina, Brazil and United States of America)

In particular, AngloGold Ashanti has 21 operations in the four regions comprising open-pit and underground mines and surface metallurgical plants, which are supported by extensive, yet focused exploration activities. For more information on the company’s business and operations, see “Item 4B.: Business Overview – Products, operations and geographical locations”.

As at 31 December 2013 the company had on an attributable basis, Proven and Probable Ore Reserves of approximately 67.9 million ounces (including joint ventures). For the year ended 31 December 2013, AngloGold Ashanti had an attributable gold production of approximately 4.11 million ounces (including joint ventures).

AngloGold Ashanti’s costs and expenses consist primarily of production costs, amortisation, royalties, corporate administration, marketing and other expenses and exploration and evaluation costs. Production costs include salaries and wages, stores and other consumables (which include explosives, timber and other consumables), fuel, power and water, contractors’ costs and costs of environmental rehabilitation. The company’s mining operations consist of deep-level underground mines as well as open-pit operations, both of which are labour intensive, therefore salaries and wages is a significant component of production costs.

Outlook

Gold production for 2014 is forecast to be between 4.2 million and 4.5 million ounces. Capital expenditure is expected to be approximately between $1.35 billion and $1.45 billion in 2014 based on the following assumptions: R11.00/$, $0.85/A$, BRL2.45/$ and ARS peso 6.50/$; Brent crude at $100 per barrel (2013: $1.99 billion).

AngloGold Ashanti’s results of operations, financial condition and prospects, as well as the company’s ability to meet its targets, may be adversely affected by a number of factors, risks and uncertainties, some of which are beyond the company’s control, including gold prices, exchange rate fluctuations, inflation, as well as political, mining and other risks. In particular, our production outlook is subject to, among other things, labour disruptions, unplanned stoppages and safety-related interventions, the stability and availability of power as well as other operational risks. Certain of these risks, uncertainties and other factors are described in “Item 3D.: Risk factors”. See also “Note regarding forward-looking statements”. Furthermore the forecast assumes no changes to the asset portfolio/operating mines.

5A.	OPERATING RESULTS

INTRODUCTION

The gold price in 2013 appeared to be affected by expectations of central banks monetary policy, specifically with respect to monetary easing employed by the United States Federal Reserve System (“the FED”) better known as Quantitative Easing (“QE”).

The gold market suffered its largest two day fall in more than 30 years as the gold price fell by $228 per ounce on 12 and 15 April 2013, when the minutes from the FED’s March meeting reflected discussions regarding the efficacy of QE and exit strategy in respect of the current round of QE. AngloGold Ashanti believes the markets viewed this as proof of a reduction in risk, which would improve economic conditions and undercut the need for safe haven investments.

The gold market was then influenced by attempts to infer the timing of the tapering by scrutinising economic data releases. It appeared that economic data releases which beat consensus weighed heavily on the gold price as it steadily declined through the year. In September 2013, the FED surprised the market by not announcing any tapering of the QE, which corresponded with some short-term relief for the gold price. However the announcement in December 2013 which again surprised the market, saw gold trade sharply lower and break through the $1,200 per ounce level threatening to test the June low of $1,180 per ounce.

The average gold spot price for 2013 was $1,411 per ounce which was $257 per ounce lower than the average for 2012 and is the largest ever decline year on year. This price performance brought an end to more than a decade of rising annual gold prices.

In an otherwise poor year for the gold market, the shining light in 2013 was the consumer demand for the physical metal. Not only was there significant demand for bars and coins, but the jewellery market similarly. This demand was overwhelmingly from India and China.

This robust physical demand was despite the attempts by the Indian government to curb imports of gold into India. Prior to 2013, there were fewer impediments to importing gold into India, however, during the second half of 2013, the Indian government imposed various restrictions on gold imports which were effective in reducing of the demand from this traditional source.

These restrictions likely helped China become the largest consumer market for physical gold. According to the World Gold Council (WGC), China is also the largest global gold producer (437 tonnes in 2013) and it is estimated by the WGC that the Chinese imports of gold for 2013 amounted to between 1,000 tonnes and 1,100 tonnes.

Key factors affecting results

Gold prices

AngloGold Ashanti’s operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond its control, including investment, jewellery and industrial demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (“IMF”), global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold is often subject to sharp, short-term changes.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affects the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organisations and private individuals. As the global gold production in any single year constitutes a small portion of the total potential supply of gold, short term variations in current production do not necessarily have a significant impact on the supply of gold or on its price. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

Yearly average spot gold prices have changed during the three years under review as follows:

•	2011 - $1,572 per ounce
•	2012 - $1,668 per ounce
•	2013 - $1,411 per ounce

Since 2011, the company has been unhedged and thus fully exposed to the fluctuations in the gold price. In the first quarter of 2014, the average gold price was $1,292 per ounce. On 2 April 2014, the afternoon fixing price for gold on the London Bullion Market was $1,292 per ounce.

If income from gold sales falls for an extended period below the company’s production costs at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue production at some or all of its operations. Declining gold prices may also force a reassessment of the feasibility of a particular exploration or development project or projects, and could lead to the curtailment or suspension of such projects. A sustained decrease in gold prices may force the company to change its dividend payment policies, reduce expenditures and undertake measures to address its cost base. In addition, the use of lower gold prices in reserve calculations and life-of-mine plans could result in material write-downs of the company’s investment in mining properties and increase amortisation, rehabilitation and closure charges.

Production levels

In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) improved from 3.94 million ounces in 2012 to 4.11 million ounces in 2013. The increase in production levels is due to a variety of factors, as follows:

•	South Africa: 7 percent increase in production in 2013 primarily due to production from Mine Waste Solutions (“MWS”) (acquired July 2012) and fewer safety related stoppages.
•	Continental Africa: 4 percent decline primarily due to the mill shutdown at Geita in Tanzania.
•	Australasia: 33 percent increase in production primarily due to production from Tropicana.
•	Americas: 5 percent increase in production from the Americas primarily due to the increase of the company’s ownership in Serra Grande to 100 percent, effective July 2012.

Grades from gold ore bodies tend to decline as they mature over time. With a view to reversing the grade decline, the company embarked on the following initiatives:

•

Short-term: Continued implementation of Project ONE aims to put in place optimum resources and business processes to restore stability, initially by minimising variations, and once stable, to further enhance productivity.

•	Medium-term: Active exploration programmes to replenish depletion in existing ore bodies by mine life extensions and new mines.
•	Long-term: Technology project in South Africa with a view to using reef boring.

Concurrently, AngloGold Ashanti also embarked on ways of increasing the tonnage mined and processed, and processing improvements to enhance metallurgical recoveries.

Foreign exchange fluctuations

Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentinean Peso, Ghanaian Cedi and other local currencies. As set out below, during the year ended 31 December 2013, the US dollar strengthened and the South African Rand, Australian dollar, Brazilian Real and Argentinean Peso weakened, which had a favourable impact on AngloGold Ashanti’s US Dollar denominated production costs.

Average annual exchange rates to the US dollar	2013	2012	2011
South African Rand	9.62	8.20	7.26
Brazilian Real	2.16	1.95	1.68
Australian Dollar	1.03	0.97	0.97
Argentinian Peso	5.48	4.55	4.13

In 2013, the company derived 62 percent (59 percent including joint ventures) of its revenues from South Africa, Brazil, Australia and Argentina, and incurred 60 percent (56 percent including joint ventures) of its production costs in these local currencies. A one percent strengthening of these local currencies against the US dollar will result in an increase in total cash costs incurred of about $6 per ounce.

Certain exchange controls are currently in force in most emerging markets in which the company operates, including, for example, South Africa and Argentina. In the case of South Africa, although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. The government has indicated its intention to relax exchange controls over time. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see “Item 10D.: Exchange controls”.

Production costs and effects of inflation

Production costs include salaries and wages, stores and other consumables (which include explosives, timber and other consumables), fuel, power and water, contractors’ costs and costs of environmental rehabilitation. The mining industry continues to experience price inflation for costs of inputs used in the production of gold, which leads to higher production costs reported by many gold producers.

AngloGold Ashanti is unable to control the prices at which it sells its gold. Accordingly, in the event of significant inflation in South Africa or, to a lesser extent, Brazil, Argentina or Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the company’s results and financial condition.

AngloGold Ashanti employs over 60,000 people globally, most of whom are members of trade unions, particularly in South Africa, Continental Africa and the Americas. Salaries and wages accounts for a significant component of production costs and are impacted by annual wage increases. During the period under review, trade unions have been successful in negotiating and securing higher than inflationary wage increases. During the years ended 31 December 2011, 2012 and 2013, management used Project ONE benefits arising from productivity improvements to offset some of the increases.

Energy costs, comprising power, fuel and lubricants, are another material component of production costs. Due to the remote location of some of its mines in Continental Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of oil has recently been volatile, fluctuating between $97.99 and $120.09 per barrel of Brent crude in 2013. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average total cash costs of all its operations increases by about $0.75 per ounce, with the cash costs of certain of the company’s mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which are more dependent on fuel, being more sensitive to changes in the price of oil. Energy costs, even in business segments which are supported by grid power, like South Africa, have increased considerably over the three year period, with price increases from Eskom (South Africa’s power utility) that exceeded average inflation. These increases have adversely impacted production costs.

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

Total group rehabilitation obligation (excluding joint ventures) decreased from $841 million in 2012 to $728 million in 2013. This change is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in changes in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities.

Royalties, which are generally calculated as a percentage of revenue, varied over the past three years from $193 million incurred in 2011 to $164 million incurred in 2012 and $129 million in 2013, primarily due to the variations in the spot gold prices and production.

Royalties are likely to continue to vary in the coming years as in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Exploration and evaluation costs

The company has incurred exploration expenditure during the years ended 31 December 2011, 2012 and 2013 in order to replenish depleting gold reserves and bring new ore bodies into pre-feasibility or feasibility. The exploration costs incurred over the last three fiscal years amounted to $279 million in 2011, $395 million in 2012 and $255 million in 2013. Exploration expenditure was curtailed during 2013, with the company exiting thirteen locations across the globe.

Corporate administration, marketing and other expenses

In order to meet AngloGold Ashanti’s strategic objectives, management has incurred costs to build talent, capacity and expertise globally and in particular to support its Project ONE initiatives. The corporate administration, marketing and other expenses incurred over such period amounted to $278 million in 2011, $291 million in 2012 and $201 million in 2013. In addition, during 2013 the company embarked on cost optimisation review in order to reduce corporate costs.

Amortisation of tangible assets

Amortisation of tangible assets decreased during the 2011-2013 period, from $825 million to $775 million, largely due to impairment and derecognition of assets during 2013.

Impairments

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors, such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures. Alternatively, should any of these factors reverse then AngloGold Ashanti may have to reverse previously recognised impairments.

The impairment charges or reversals AngloGold Ashanti incurred on tangible and intangible assets amounted to a net reversal of $120 million in 2011, a charge of $346 million in 2012 and a charge of $3,029 million in 2013. See “Note 7 – Special Items”, “Note 15 – Tangible assets” and “Note 16 – Intangible assets” to the consolidated financial statements for a detailed description of impairments.

When reviewing goodwill and other tangible assets for impairment, AngloGold Ashanti’s assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term real gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long term real gold price of $1,269 per ounce in 2013 and $1,584 per ounce in 2012, were based on a range of economic and market conditions, which were, at that time, expected to exist over the remaining useful life of the assets.

AngloGold Ashanti considers the long-term fundamentals that provide support to the gold price assumption. These include, amongst other things, gold as a long-term store of value, hedge against inflation, safe haven status, strong physical demand from emerging markets, central bank purchases, quantitative easing and devaluation of paper currency, falling global mine production and rising costs of producing gold, all of which represent significant and enduring trends supportive of AngloGold Ashanti’s gold price assumption.

The actual gold price averaged $1,411 per ounce in 2013 and $1,668 per ounce in 2012. The gold price in 2014 has been subject to volatile short term swings and has averaged $1,292 per ounce in the first quarter of 2014 and closed at $1,292 per ounce on 2 April 2014.

AngloGold Ashanti will continue to monitor the underlying long-term factors driving the gold price and will review its gold price assumption, should it consider it appropriate to do so.

Furthermore, should the gold price fall and remain at such lower levels, management will consider, in addition to other mitigating factors, reviewing and amending the life of mine plans to reduce expenditures, optimise costs and increase cash flows in respect of its mining assets.

Taxation

Taxation decreased significantly over the period 2011-2013 from an expense of $737 million in 2011 to a benefit of $333 million in 2013. The decreases in the tax charge is mainly due to lower taxable income as a result of the lower gold price as well as tax credits on impairment of assets.

Taxation is likely to continue to be volatile in the coming years, as host governments in a number of jurisdictions increasingly seek to obtain a higher share of revenue by increasing rates of existing taxes and introducing new taxes on gold mines.

Business combinations

The global gold mining industry has experienced active consolidation and rationalisation in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in assessing a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combinations and acquisition opportunities.

Acquisitions and dispositions are described in Note 34 to the consolidated financial statements, “Business combinations”. See also Note 40 to the consolidated financial statements, “Events subsequent to year end”. The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, giving effect to the acquisitions and disposals on the effective date.

South African economic and other factors

AngloGold Ashanti is a company domiciled in South Africa with significant operations in South Africa. As a result, the company is subject to various economic, fiscal and monetary factors that affect South African companies generally.

Comparison of operating performance in 2013, 2012 and 2011

The following table presents operating data for the AngloGold Ashanti group for the three year period ended 31 December 2013:

Operating data for AngloGold Ashanti	Year ended 31 December
	2013	2012	2011
Total attributable gold production (thousand ounces)	4,105	3,944	4,331
Total attributable gold sold (thousand ounces)(1)	4,093	3,953
All-in sustaining costs ($/oz)(2)(3)	1,174	1,251
Total cost of sales (million US dollars) – per financial statements	4,146	3,964	3,892
Total cash costs ($/oz)(2)	830	829	703
Total production costs ($/oz)(2)	1,054	1,054	938
Total cash costs (million US dollars) – per financial statements	3,297	3,135	2,916
Capital expenditure (million US dollars)	1,993	2,322	1,686
- Consolidated entities	1,582	2,019	1,597
- Associates and equity accounted joint ventures	411	303	89

(1)	Ounces of gold sold used in the calculation of all-in sustaining costs per ounce.
(2)

All-in sustaining costs, total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total all-in sustaining costs, cash costs and production costs”.

(3)	All-in sustaining costs has been calculated from 2012 onwards.

Attributable gold production

Production in 2013

For the year ended 31 December 2013, AngloGold Ashanti’s total attributable gold production at 4.11 million ounces was 160,000 ounces, or 4 percent, higher when compared to the 2012 production of 3.94 million ounces.

In South Africa, gold production increased by 7 percent, or 90,000 ounces, in 2013 as compared to 2012. The increase in output was mainly due to increased production from MWS (acquired effective July 2012), non-recurring strike action in South Africa, fewer safety and associated stoppages, reduced dilution owing to decrease in stoping widths and higher grades mined at Moab Khotsong during 2013. The increase was partially offset by decreased production at Mponeng due to lower grades.

Production decreased by 4 percent, or 61,000 ounces, in 2013, as compared to 2012, in Continental Africa mainly due to the mill shutdown at Geita in 2013, lower recovered grades at Morila, Sadiola and Navachab and lower production at Obuasi due to underground mining challenges and backfill constraints. The decrease was partially offset by higher production at Iduapriem in Ghana and Siguiri in Guinea due to higher grades and production starting ahead of schedule at Kibali.

Production increased by 33 percent, or 84,000 ounces, in 2013, as compared with 2012, in Australia mainly due to production starting ahead of schedule at Tropicana Gold Mine and higher grade ore from the Crown pillar in the base of the open pit at Sunrise Dam.

In the Americas region, production increased by 5 percent, or 48,000 ounces in 2013, as compared with 2012. In Brazil the increase was mainly due the increase of the company’s ownership in of Serra Grande to 100 percent, effective July 2012. In Argentina at Cerro Vanguardia, the increase in production was mainly due to operational improvements giving rise to an increase in recoveries and grades. The increase was partially offset by lower production at Cripple Creek & Victor in North America due to lower recovered grades.

Production in 2012

For the year ended 31 December 2012, AngloGold Ashanti’s total attributable gold production at 3.94 million ounces was 390,000 ounces, or 9 percent, lower as compared to the 2011 production of 4.33 million ounces.

In South Africa, gold production decreased by 25 percent, or 412,000 ounces, in 2012 as compared to 2011. The lower output was mainly due to the unprotected strike action from 20 September 2012 to 25 October 2012 and the slow start-up thereafter as well as safety and associated stoppages during the year.

Production decreased by 3 percent, or 49,000 ounces, in 2012, as compared to 2011, in Continental Africa mainly due to a lower recovered grades at Obuasi, Iduapriem, Sadiola and Morila. The decrease was partially offset by higher production at Geita where gold production increased by 37,000 ounces.

Production increased by 5 percent, or 12,000 ounces, in 2012, as compared to 2011, in Australia as operations at Sunrise Dam recovered from flood related disruption the previous year.

In the Americas region, production increased by 7 percent, or 62,000 ounces, in 2012, as compared to 2011. In Brazil the increase was mainly due to the increase in the company’s ownership in Serra Grande to 100 percent, effective July 2012, and the ramping up of production from the Córrego do Sítio sulphide project commissioned in July 2011. In Argentina at Cerro Vanguardia, the increase of production was mainly due to the higher yield in line with the production plan. The increase was partially offset by lower production at Cripple Creek & Victor in North America due to lower recovered grades.

Total all-in sustaining costs, total cash costs and total production costs

Comparison of all-in sustaining costs in 2013 with 2012

All-in sustaining costs per ounce in South Africa decreased in 2013 by $69 per ounce to $1,120 per ounce from $1,189 per ounce in 2012. The decrease was a result of an increase in gold sold in 2013 and the weakening of the rand.

In Continental Africa, all-in sustaining costs (excluding stockpile impairments) decreased by $33 per ounce, or 3 percent, to $1,202 per ounce in 2013 from $1,235 per ounce in 2012. This decrease was mainly due to a decrease in all-in sustaining costs adjusted for non-controlling interests of $110 million or 6 percent from $1,886 million in 2012 to $1,776 million in 2013. This decrease was partially offset by a 65,000 ounce decrease in gold sold from 1,527,000 ounces in 2012 to 1,462,000 ounces in 2013.

In the Americas, all-in sustaining costs decreased by $36 per ounce, or 4 percent, to $970 per ounce in 2013 from $1,006 per ounce in 2012. This decrease was mainly due to an increase of 48,000 ounces, or 5 percent, in gold sold in 2013.

In Australia, all-in sustaining costs decreased by $304 per ounce, or 18 percent, to $1,376 per ounce in 2013 from $1,680 per ounce in 2012, mainly due to an increase in gold sold which was partially offset by an increase in costs. The increase in gold sold and costs are due to Tropicana Gold Mine starting production ahead of schedule.

Comparison of total cash costs in 2013 with 2012

The currencies of South Africa, Australia, Argentina and Brazil were, on average, weaker against the US dollar during 2013 as compared to 2012 which positively impacted total cash costs for 2013.

Total cash costs per ounce in South Africa, at Kopanang, Moab Khotsong, Great Noligwa, Tau Tona and the surface operations, decreased by $23 per ounce, or 3 percent, to $850 per ounce in 2013 from $873 per ounce in 2012. The decrease was a result of an increase in production in 2013 and the weakening of the rand.

In Continental Africa, total cash costs increased by $39 per ounce, or 5 percent, to $869 per ounce in 2013 from $830 per ounce in 2012. The increase was mainly due to the 61,000 ounces decrease in production.

Total cash costs at Geita, in Tanzania, increased by 21 percent from $427 per ounce in 2012 to $515 per ounce in 2013. This was mainly as a result of decreased production and an increase in labour, consumables and contract labour costs.

In Mali, at Morila, total cash costs increased by 1 percent in 2013 to $773 per ounce compared to $767 per ounce in 2012, mainly due to lower production which was partially offset by a decrease in inventory adjustments. At Sadiola, total cash costs increased by 14 percent from $1,169 per ounce in 2012 to $1,334 per ounce in 2013. This increase was primarily due to lower production. Total cash costs at Yatela decreased by 13 percent from $1,758 per ounce in 2012 to $1,530 per ounce in 2013 mainly due to a decrease in contract labour which was partially offset by lower production.

In Ghana, at Obuasi, total cash costs increased by 18 percent in 2013 to $1,406 per ounce compared to $1,187 per ounce in 2012 mainly due to the decline in production. At Iduapriem, in Ghana, total cash costs decreased by 10 percent to $861 per ounce in 2013 compared to $955 per ounce in 2012 mainly due to increased production which was partially offset by an increase in contract labour costs. At Siguiri, in Guinea, total cash costs decreased by 2 percent to $918 per ounce in 2013 from $938 per ounce in 2012 mainly due to an increase in production which was partially offset by an increase in ore stockpile adjustments and increased costs related to labour.

In the DRC, at Kibali, total cash costs were $471 per ounce in 2013. Kibali began commercial production in October 2013.

In the Americas, total cash costs increased marginally to $671 per ounce in 2013 from $669 per ounce in 2012. The increase was mainly due to an increase in commodity prices, labour costs and service related costs partially offset by an increase in production.

In the United States, at Cripple Creek, total cash costs increased by 15 percent or $94 per ounce to $732 per ounce in 2013 from $638 per ounce in 2012 due primarily to a decline in production, rising commodity prices (stores, in particular) and increased labour costs. In Brazil at AngloGold Ashanti Córrego do Sítio Mineração, total cash costs decreased by 7 percent to $646 per ounce in 2013 from $696 per ounce in 2012 primarily due to a decrease in service related costs and higher production. At Serra Grande total cash costs decreased by 12 percent or $102 per ounce to $719 per ounce in 2013 as compared to $821 per ounce in 2012 due to a decrease in service related and store costs.

In Australia, total cash costs decreased by $164 per ounce, or 14 percent, to $1,047 per ounce in 2013 from $1,211 per ounce in 2012.

In Australia, at Sunrise Dam, total cash costs decreased in 2013 to $1,110 per ounce compared to $1,126 per ounce in 2012, mainly due to an increase in production and the weakening of the Australian Dollar. The decrease was partially offset by an increase in service related costs due to a reduction in recovery from settled insurance claims as compared with 2012 during which there was a reimbursement of costs relating to the pitwall failure at Sunrise Dam (Australia) in the amount of $30 million. At Tropicana Gold Mine total cash costs were $568 per ounce in 2013. Tropicana began commercial production in October 2013.

Overall the company’s total cash costs in 2013 increased marginally to $830 per ounce compared to $829 per ounce in 2012. Of these increased costs, inflation accounted for $51 per ounce and unfavourable inventory movements accounted for $10 per ounce, offset by higher production and weaker local currencies.

Comparison of all-in sustaining costs in 2012 with 2011

No comparison of all-in sustaining costs in 2012 with 2011 is presented as all-in sustaining costs have been calculated from 2012 onwards.

Comparison of total cash costs in 2012 with 2011

The local currencies of South Africa, Argentina and Brazil were, on average, weaker against the US dollar during 2012 compared to 2011 which positively impacted total cash costs for 2012.

Total cash costs per ounce in South Africa increased by $179 per ounce, or 26 percent, to $873 per ounce in 2012 from $694 per ounce in 2011, largely a result of lower production due to the unprotected strike action during September and October 2012, partially offset by weakening of the rand.

In Continental Africa, total cash costs increased by $132 per ounce, or 19 percent, to $830 per ounce in 2012 from $698 per ounce in 2011. The increase was mainly due to increased fuel prices, labour costs, contract labour costs, inventory adjustments and service related costs.

Total cash costs at Geita, in Tanzania, increased by 22 percent from $350 per ounce in 2011 to $427 per ounce in 2012. This was mainly as a result of an increase in consumables and contract labour costs. This increase was partially offset by increased production.

In Mali, at Morila, total cash costs decreased in 2012 by 5 percent to $767 per ounce compared to $810 per ounce in 2011, mainly due to a decrease in inventory on hand allocations which was partially offset by lower production. At Sadiola, total cash costs increased by 43 percent from $816 per ounce in 2011 to $1,169 per ounce in 2012. This increase was primarily driven by lower production, increases in fuel prices, mining contractor costs and inventory adjustments. The total cash costs at Yatela increased by 15 percent from $1,530 per ounce in 2011 to $1,758 per ounce in 2012, mainly due to an increase in inventory on hand allocations.

In Ghana, at Obuasi, total cash costs increased in 2012 by 38 percent to $1,187 per ounce compared to $862 per ounce in 2011, mainly due to the decline in production and an increase in the power tariff, other service related costs and labour costs. At Siguiri, in Guinea, total cash costs increased 10 percent to $938 per ounce in 2012 from $849 per ounce in 2011 mainly due to the decline in production, higher fuel prices, an increase in inventory on hand allocations and increased costs related to labour.

In the Americas, total cash costs increased by $145 per ounce, or 28 percent, to $669 per ounce in 2012 from $524 per ounce in 2011. This was mainly due to increased commodity prices, labour costs and service related costs partially offset by an increase in production.

In the United States, total cash costs at Cripple Creek increased by 13 percent to $638 per ounce in 2012 from $564 per ounce in 2011 due primarily to rising commodity prices (diesel fuel, in particular), increased labour costs and a decline in production. In Brazil at AngloGold Ashanti Córrego do Sítio Mineração, total cash costs increased by 32 percent to $696 per ounce in 2012 from $529 per ounce in 2011 driven largely by higher labour and operational development costs partially offset by higher production. At Serra Grande total cash costs increased by $53 per ounce to $821 per ounce in 2012 due to an increase in an increase in inventory on hand allocations and other service related costs which was partially offset by an increase in production of 31,000 ounces.

In Australia, total cash costs decreased in 2012 by 15 percent to $1,211 per ounce compared to $1,431 per ounce in 2011, mainly due to a 12,000 ounce increase in production as operations recovered from the flood related disruption the previous year and the effect of a $30 million recovery from settled insurance claims for the flood disruptions. The decrease was partially offset by the stronger Australian Dollar which negatively impacted cash costs per ounce.

Overall the company’s total cash costs in 2012 increased by $126 per ounce, or 18 percent, when compared to the previous year. Of these increased costs, inflation accounted for $62 per ounce and lower production accounted for $101 per ounce. The weakening of local currencies accounted for $42 per ounce, partially offsetting the increase.

Reconciliation of all-in sustaining costs to cost of sales per the financial statements

During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these new metrics, in particular the “all-in sustaining cost” metric which AngloGold Ashanti provides in the report, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. “All-in sustaining costs” is an extension of the existing “cash cost” metric and incorporates all costs related to sustaining production and in particular recognises the sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining $/oz” is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

Reconciliation of total cash costs and total production costs to financial statements

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and are non-GAAP measures. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

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

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of amortisation of tangible and intangible assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and other costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs, as defined in the Gold Institute industry guidelines, are total cash costs, as calculated using the Gold Institute industry guidelines, plus amortisation, depreciation and rehabilitation costs.

Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus amortisation of tangible and intangible assets, retrenchment costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the company’s performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.

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

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to all-in sustaining costs, total cash costs and total production costs for each of the three years in the period ended 31 December 2013 is presented below. In addition, the company has provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended 31 December 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	103	215	240	347	-	262	226	-	1,393	1
Amortisation of tangible and intangible assets	(8)	(43)	(60)	(82)	-	(51)	(9)		(253)	(9)
Adjusted for decomissioning amortisation	(1)	1	1	-	-	-	-	-	1	(1)
Inventory writedown to net realisable value	-	-	-	-	-	-	-	1	1	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	5	5	168
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	14	50	78	95	-	59	16	-	312	9
All-in sustaining costs	108	223	259	360	-	270	233	6	1,459	167
Adjusted for non-controlling interests(1)	-	-	-	-	-	-	-	-	-	-
All-in sustaining costs adjusted for non-controlling interests	108	223	259	360	-	270	233	6	1,459	167
Gold sold - oz (000)(3)	83	178	212	354	-	235	240	-	1,302
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,305	1,255	1,223	1,016	-	1,149	969	-	1,120
Total cash costs
Total cash costs per financial statements	91	163	169	255	-	216	213	-	1,107	(7)
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	6
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	91	163	169	255	-	216	213	-	1,107	(1)
Retrenchment costs	3	5	6	7	-	6	-	-	27	-
Rehabilitation and other non-cash costs	1	4	6	3	-	(10)	3	-	7	1
Amortisation of tangible assets	7	41	57	77	-	47	8	-	237	5
Amortisation of intangible assets	1	3	3	5	-	3	-	-	15	2
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	(4)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	103	216	241	347	-	262	224	-	1,393	4
Gold produced – oz (000)(3)	83	178	212	354	-	235	240	-	1,302	-
Total cash costs per unit – $/oz(4)	1,100	918	797	719	-	920	883	-	850	-
Total production costs per unit – $/oz(4)	1,252	1,210	1,138	978	-	1,117	933	-	1,070	-
(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.

(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(3)	Attributable portion.

(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

(7)	As from 1 January 2013, Tau Tona and Savuka were mined as one operation.

For the year ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	226	425	324	-	-	-	49	346	23	1,393
Amortisation of tangible and intangible assets	-	(30)	(50)	(27)	-	-	-	(6)	(120)	(6)	(239)
Adjusted for decomissioning amortisation	-	1	1	3	-	-	-	-	1	-	6
Inventory writedown to net realisable value	-	83	4	-	-	-	-	24	66	-	177
Abandonment of stockpiles	-	-	-	-	-	-	-	-	23	-	23
Corporate administration and marketing related to current operations	-	-	1	-	-	-	-	-	-	2	3
Associates and equity accounted joint ventures’ share of costs(2)	21	-	-	-	47	134	46	-	-	-	248
Sustaining exploration and study costs	-	1	6	18	-	2	-	1	11	-	39
Total sustaining capital expenditure	-	22	154	27	13	11	-	5	146	1	379
All-in sustaining costs	21	303	541	345	60	147	46	73	473	20	2,029
Adjusted for non-controlling interests(1)	-	-	-	(52)	-	-	-	-	-	(1)	(53)
All-in sustaining costs adjusted for non-controlling interests	21	303	541	293	60	147	46	73	473	19	1,976
Gold sold - oz (000)(3)	40	215	242	272	57	86	28	63	461	-	1,462
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	9,065	1,025	2,214	1,085	1,051	1,510	1,653	781	833	-	1,202
Total cash costs
Total cash costs per financial statements	-	190	336	290	-	-	-	44	237	(3)	1,094
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(43)	-	-	-	-	-	-	(43)
Associates and equity accounted joint ventures’ share of total cash costs(2)	19	-	-	-	44	114	42	-	-	-	219
Total cash costs adjusted for non-controlling interests and non-gold producing companies	19	190	336	247	44	114	42	44	237	(3)	1,270
Retrenchment costs	-	5	30	-	-	-	-	-	-	3	38
Rehabilitation and other non-cash costs	-	7	4	4	-	-	-	(1)	-	7	21
Amortisation of tangible assets	-	30	50	27	-	-	-	6	105	18	236
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(5)	-	-	-	-	-	-	(5)
Associates and equity accounted joint ventures’ share of production costs(2)	9	-	-	-	4	5	4	-	-	-	22
Total production costs adjusted for non-controlling interests and non-gold producing companies	28	231	420	273	48	119	46	49	342	29	1,586
Gold produced - oz (000)(3)	40	221	239	268	57	86	27	63	459	-	1,460
Total cash costs per unit – $/oz(4)	471	861	1,406	918	773	1,334	1,530	691	515	-	869
Total production costs per unit – $/oz(4)	701	1,047	1,758	1,018	838	1,389	1,702	771	778	-	1,086

For the year ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	366	64	19	449	201	199	374	133	3	910
Amortisation of tangible and intangible assets	(67)	(27)	(3)	(97)	(21)	(35)	(103)	(41)	(1)	(201)
Adjusted for decomissioning amortisation	-	-	-	-	-	-	-	-	-	-
Inventory writedown to net realisable value	-	-	-	-	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	1	1	15	-	6	-	1	22
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-
Sustaining exploration and study costs	12	3	8	23	4	7	14	8	-	33
Total sustaining capital expenditure	39	25	5	69	15	61	118	36	-	230
All-in sustaining costs	350	65	30	445	214	232	409	136	3	994
Adjusted for non-controlling interests(1)	-	-	-	-	-	(18)	-	-	-	(18)
All-in sustaining costs adjusted for non-controlling interests	350	65	30	445	214	214	409	136	3	976
Gold sold - oz (000)(3)	265	58	-	323	231	236	399	141	-	1,007
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,321	1,113	-	1,376	927	912	1,023	970	-	970

Total cash costs
Total cash costs per financial statements	306	38	14	358	230	162	253	99	1	745
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(61)	(12)	-	-	-	(73)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	306	38	14	358	169	150	253	99	1	672
Retrenchment costs	-	-	1	1	-	1	2	-	-	3
Rehabilitation and other non-cash costs	(4)	2	1	(1)	(15)	1	7	(4)	1	(10)
Amortisation of tangible assets	67	27	4	98	21	35	101	40	1	198
Amortisation of intangible assets	-	-	-	-	-	-	2	-	1	3
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	25	(3)	-	-	-	22
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	369	67	20	456	199	185	364	136	4	888
Gold produced – oz (000)(3)	276	66	-	342	231	241	391	138	-	1,001
Total cash costs per unit – $/oz(4)	1,110	568	-	1,047	732 (6)	622	646	719	-	671
Total production costs per unit – $/oz(4)	1,341	1,018	-	1,333	864	767	931	991	-	886

For the year ended 31 December 2013

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

Year ended December 2013
US Dollar million
All-in sustaining costs
Cost of sales per financial statements (refer Item 18 – Financial Statements, Note 4)	4,146
Amortisation of tangible and intangible assets	(799)
Adjusted for decomissioning amortisation	6
Inventory writedown to net realisable value	201
Corporate administration and marketing related to current operations	199
Associates and equity accounted joint ventures’ share of costs	248
Sustaining exploration and study costs	94
Total sustaining capital expenditure	999
All-in sustaining costs	5,094
Adjusted for non-controlling interests	(71)
All-in sustaining costs adjusted for non-controlling interests	5,023
Gold sold - oz (000)	4,093
All-in sustaining cost (excluding stockpile impairments) per unit — $/oz	1,174
Total cash costs
Total cash costs per financial statements (refer Item 18 – Financial Statements, Note 4)	3,297
Adjusted for non-controlling interests and non-gold producing companies	(110)
Associates and equity accounted joint ventures’ share of total cash costs	219
Total cash costs adjusted for non-controlling interests and non-gold producing companies	3,406
Retrenchment costs	69
Rehabilitation and other non-cash costs	18
Amortisation of tangible assets	775
Amortisation of intangible assets	24
Adjusted for non-controlling interests and non-gold producing companies	13
Associates and equity accounted joint ventures’ share of production costs	23
Total production costs adjusted for non-controlling interests and non-gold producing companies	4,329
Gold produced – oz (000)	4,105
Total cash cost per unit - $/oz	830
Total production cost per unit - $/oz	1,054

For the year ended 31 December 2012

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	123	208	246	330	50	238	131	-	1,326	(41)
Amortisation of tangible and intangible assets	(21)	(41)	(89)	(68)	(11)	(61)	(11)	-	(302)	(8)
Adjusted for decomissioning amortisation	-	-	-	-	-	-	-	1	1	-
Inventory writedown to net realisable value	-	-	-	-	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	9	9	240
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-
Total sustaining capital expenditure	26	79	107	96	20	71	11	-	410	34
All-in sustaining costs	128	246	264	358	59	248	131	10	1,444	225
Adjusted for non-controlling interests(1)	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests	128	246	264	358	59	248	131	10	1,444	224
Gold sold - oz (000)(3)	84	164	162	405	37	189	174	-	1,214	-
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,530	1,497	1,634	883	1,607	1,316	754	-	1,189	-
Total cash costs
Total cash costs per financial statements	103	167	168	259	38	175	149	-	1,059	(50)
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	50
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-		-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	103	167	168	259	38	175	149	-	1,059	-
Retrenchment costs	1	2	1	1	-	1	-	-	6	1
Rehabilitation and other non-cash costs	(1)	(1)	(12)	2	-	2	(29)	-	(39)	3
Amortisation of tangible assets	21	41	89	68	11	61	11	-	302	12
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	(6)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	(1)
Total production costs adjusted for non-controlling interests and non-gold producing companies	124	209	246	330	49	239	131	-	1,328	9
Gold produced – oz (000)(3)	84	164	162	405	37	189	172	-	1,212	-
Total cash costs per unit – $/oz(4)	1,226	1,015	1,040	639	1,041	924	943	-	873	-
Total production costs per unit – $/oz(4)	1,475	1,267	1,522	816	1,352	1,262	1,277	-	1,095	-
(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.

(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(3)	Attributable portion.

(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti all-in sustaining cost per ounce reports calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

For the year ended 31 December 2012

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	207	446	292	-	-	-	93	366	7	1,411
Amortisation of tangible and intangible assets	(24)	(71)	(24)	-	-	-	(15)	(134)	(8)	(276)
Adjusted for decomissioning amortisation	1	1	2	-	-	-	-	1	1	6
Inventory writedown to net realisable value	-	-	-	-	-	-	-	-		-
Corporate administration and marketing related to current operations	-	-	1	-	-	-	-	-	10	11
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	61	118	51	-	-	-	230
Sustaining exploration and study costs	4	12	13	-	3	2	5	16	-	55
Total sustaining capital expenditure	75	181	19	1	6	1	15	195	2	495
All-in sustaining costs	263	569	303	62	127	54	98	444	12	1,932
Adjusted for non-controlling interests(1)	-	-	(45)	-	-	-	-	-	(1)	(46)
All-in sustaining costs adjusted for non-controlling interests	263	569	258	62	127	54	98	444	11	1,886
Gold sold - oz (000)(3)	183	281	233	81	101	28	73	546	-	1,527
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,437	2,021	1,105	765	1,249	1,888	1,329	816	-	1,235
Total cash costs
Total cash costs per financial statements	172	332	272	-	-	-	76	227	(7)	1,072
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	(41)	-	-	-	-	-	-	(41)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	62	117	51	-	-	-	230
Total cash costs adjusted for non-controlling interests and non-gold producing companies	172	332	231	62	117	51	76	227	(7)	1,261
Retrenchment costs	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	8	41	12	-	-	-	2	7	-	70
Amortisation of tangible assets	24	71	24	-	-	-	15	90	44	268
Amortisation of intangible assets	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	(5)	-	-	-	-	-	-	(5)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	3	2	3	-	-	-	8
Total production costs adjusted for non-controlling interests and non-gold producing companies	204	444	262	65	119	54	93	324	41	1,606
Gold produced - oz (000)(3)	180	280	247	81	100	29	74	531	-	1,521
Total cash costs per unit - $/oz(4)	955	1,187	938	767	1,169	1,758	1,036	427	-	830
Total production costs per unit - $/oz(4)	1,134	1,590	1,065	798	1,185	1,874	1,262	694	-	1,060

For the year ended 31 December 2012

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	324	24	348	201	183	401	133	2	920
Amortisation of tangible and intangible assets	(34)	(2)	(36)	(41)	(35)	(113)	(24)	-	(213)
Adjusted for decomissioning amortisation	-	-	-	-	1	(1)	-	-	-
Inventory writedown to net realisable value	-	-	-	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	1	1	18	-	11	-	1	30
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-		-
Sustaining exploration and study costs	37	26	63	4	6	20	4	-	34
Total sustaining capital expenditure	49	5	54	20	77	107	36	2	242
All-in sustaining costs	376	54	430	202	232	425	149	5	1,013
Adjusted for non-controlling interests(1)	-	-	-	-	(17)	-	(35)	-	(52)
All-in sustaining costs adjusted for non-controlling interests	376	54	430	202	215	425	114	5	961
Gold sold - oz (000)(3)	257	-	257	247	229	382	97	-	955
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,470	-	1,680	817	935	1,114	1,168	-	1,006
Total cash costs
Total cash costs per financial statements	290	22	312	225	136	270	108	3	742
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(67)	(10)	-	(27)	-	(104)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	290	22	312	158	126	270	81	3	638
Retrenchment costs	-	-	-	-	1	2	-	-	3
Rehabilitation and other non-cash costs	2	-	2	9	7	17	(4)	2	31
Amortisation of tangible assets	34	2	36	41	35	112	24	-	212
Amortisation of intangible assets	-	-	-	-	-	1	-	-	1
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(9)	(3)	-	(8)	-	(20)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	326	24	350	199	166	402	93	5	865
Gold produced – oz (000)(3)	258	-	258	247	219	388	98	-	953
Total cash costs per unit – $/oz(4)	1,126	-	1,211	638 (6)	576	696	821	-	669
Total production costs per unit – $/oz(4)	1,264	-	1,358	804	759	1,037	958	-	907

For the year ended 31 December 2012

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

Year ended December 2012
US Dollar million
All-in sustaining costs
Cost of sales per financial statements (refer Item 18 – Financial Statements, Note 4)	3,964
Amortisation of tangible and intangible assets	(835)
Adjusted for decomissioning amortisation	7
Inventory writedown to net realisable value	-
Corporate administration and marketing related to current operations	290
Associates and equity accounted joint ventures’ share of costs	229
Sustaining exploration and study costs	152
Total sustaining capital expenditure	1,236
All-in sustaining costs	5,043
Adjusted for non-controlling interests	(99)
All-in sustaining costs adjusted for non-controlling interests	4,944
Gold sold - oz (000)	3,953
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz	1,251
Total cash costs
Total cash costs per financial statements (refer Item 18 – Financial Statements, Note 4)	3,135
Adjusted for non-controlling interests and non-gold producing companies	(95)
Associates and equity accounted joint ventures’ share of total cash costs	230
Total cash costs adjusted for non-controlling interests and non-gold producing companies	3,270
Retrenchment costs	10
Rehabilitation and other non-cash costs	67
Amortisation of tangible assets	830
Amortisation of intangible assets	5
Adjusted for non-controlling interests and non-gold producing companies	(31)
Associates and equity accounted joint ventures’ share of production costs	7
Total production costs adjusted for non-controlling interests and non-gold producing companies	4,158
Gold produced – oz (000)	3,944
Total cash cost per unit - $/oz	829
Total production cost per unit - $/oz	1,054

For the year ended 31 December 2011

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	112	209	183	273	42	200	108	-	1,127	(38)
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	39
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	112	209	183	273	42	200	108	-	1,127	1
Retrenchment costs	1	2	1	2	1	2	-	-	9	1
Rehabilitation and other non-cash costs	-	2	-	-	1	1	-	-	4	(2)
Amortisation of tangible assets	22	75	97	69	1	70	4	-	338	13
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	(6)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	135	288	281	344	45	273	112	-	1,478	(8)
Gold produced – oz (000)(3)	94	307	266	500	49	244	164	-	1,624	-
Total cash costs per unit – $/oz(4)	1,194	681	689	546	864	818	660	-	694	-
Total production costs per unit – $/oz(4)	1,443	939	1,058	688	901	1,118	683	-	910	-
(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.

(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(3)	Attributable portion.

(4)

In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

(7)	All-in sustaining costs has been calculated from 2012 onwards and excludes stockpile impairments.

For the year ended 31 December 2011

Operations in Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	159	269	248	-	-	-	67	173	(7)	909
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	(37)	-	-	-	-	-	-	(37)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	81	98	44	-	-	-	223
Total cash costs adjusted for non-controlling interests and non-gold producing companies	159	269	211	81	98	44	67	173	(7)	1,095
Retrenchment costs	1	-	-	-	-	-	1	-	-	2
Rehabilitation and other non-cash costs	21	77	14	-	-	-	1	15	(2)	126
Amortisation of tangible assets	21	55	30	-	-	-	10	147	2	265
Amortisation of intangible assets	-	-	-	-	-	-	-	-	2	2
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	(7)	-	-	-	-	-	-	(7)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	5	5	2	-	-	-	12
Total production costs adjusted for non-controlling interests and non-gold producing companies	202	401	248	86	103	46	79	335	(5)	1,495
Gold produced – oz (000)(3)	199	313	249	99	121	29	66	494	-	1,570
Total cash costs per unit – $/oz(4)	800	862	849	810	816	1,530	1,012	350	-	698
Total production costs per unit – $/oz(4)	1,021	1,285	1,001	863	855	1,609	1,188	678	-	953

For the year ended 31 December 2011

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	337	15	352	192	78	190	104	2	566
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(41)	(6)	-	(52)	-	(99)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	337	15	352	151	72	190	52	2	467
Retrenchment costs	-	-	-	-	1	2	-	-	3
Rehabilitation and other non-cash costs	5	-	5	33	12	29	19	1	94
Amortisation of tangible assets	41	1	42	33	27	76	32	1	169
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(25)	(3)	-	(26)	-	(54)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	383	16	399	192	109	297	77	4	679
Gold produced – oz (000)(3)	246	-	246	267	196	359	67	-	889
Total cash costs per unit – $/oz(4)	1,367	-	1,431	564 (6)	368	529	768	-	524
Total production costs per unit – $/oz(4)	1,553	-	1,622	720	555	828	1,150	-	764

For the year ended 31 December 2011

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

Year ended December 2011
US Dollar million
Total cash costs
Total cash costs per financial statements (refer Item 18 – Financial Statements, Note 4)	2,916
Adjusted for non-controlling interests and non-gold producing companies	(97)
Associates and equity accounted joint ventures’ share of total cash costs	223
Total cash costs adjusted for non-controlling interests and non-gold producing companies	3,042
Retrenchment costs	15
Rehabilitation and other non-cash costs	227
Amortisation of tangible assets	827
Amortisation of intangible assets	2
Adjusted for non-controlling interests and non-gold producing companies	(67)
Associates and equity accounted joint ventures’ share of production costs	13
Total production costs adjusted for non-controlling interests and non-gold producing companies	4,059
Gold produced – oz (000)	4,329
Total cash cost per unit - $/oz	703
Total production cost per unit - $/oz	938

Capital expenditure

Total capital expenditure was $1,993 million in 2013 compared to $2,322 million in 2012. This represents a $329 million, or 14 percent, decrease from 2012. The decreased capital expenditure during 2013 relates to reduced capital expenditure on existing operations of $237 million and decreased capital expenditure of $91 million for growth related projects. Capital expenditure decreased at Tropicana by $74 million, South Africa region by $132 million following the scaling back of project investment as part of the cost-cutting initiatives across the South African asset portfolio, at the Mongbwalu project by $77 million, at Iduapriem by $67 million, Geita by $62 million, AngloGold Ashanti Mineração by $39 million and Cerro Vanguardia by $24 million. The decrease was partially offset by increased capital expenditure of $78 million at the Kibali joint venture and $57 million at Cripple Creek & Victor.

Total capital expenditure was $2,322 million in 2012 compared to $1,686 million in 2011. This represents a $636 million, or 38 percent, increase from 2011. The increased capital expenditure during 2012 relates to higher capital expenditure on existing operations of $84 million and increased spending of $552 million for growth related projects. Capital expenditure increased at Tropicana by $242 million, the Kibali joint venture by $190 million, infrastructure spend at the Mongbwalu project by $76 million, Obuasi by $53 million, Cripple Creek & Victor by $33 million, Geita by $10 million, Sadiola by $23 million, Mponeng by $23 million and Iduapriem by $22 million.

Comparison of financial performance on a segment basis for 2013, 2012 and 2011

The company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided.

Gold income

(in millions)	Year ended 31 December
	2013		2012		2011
	$	percent	$	percent	$	percent
Geographical analysis of gold income by origin is as follows:
South Africa	1,810	33	2,013	32	2,560	39
Continental Africa	2,111	38	2,609	41	2,530	38
Australasia	441	8	426	7	385	6
Americas	1,425	26	1,656	25	1,487	23
	5,787		6,704		6,962
Less : Associates and equity accounted joint ventures included above	(290)	(5)	(351)	(5)	(392)	(6)
Gold income	5,497	100	6,353	100	6,570	100

Assets

(in millions)	Year ended 31 December
	2013		2012		2011
	$	percent	$	percent	$	percent
Geographical analysis of assets by origin is as follows:
South Africa	2,325	24	3,082	24	2,148	20
Continental Africa	3,391	35	4,846	38	4,234	40
Australasia	1,108	11	1,045	8	736	7
Americas	2,203	23	2,878	23	2,501	23
Other, including non-gold producing subsidiaries	647	7	888	7	1,130	10
Total assets	9,674	100	12,739	100	10,749	100

At 31 December 2013, 24 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 24 percent at the end of 2012. The remaining operations collectively accounted for approximately 76 percent of AngloGold Ashanti’s total assets at 31 December 2013 compared to 76 percent at the end of the same period in 2012.

At 31 December 2012, 24 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 20 percent at the end of 2011. The remaining operations collectively accounted for approximately 76 percent of AngloGold Ashanti’s total assets at 31 December 2012 compared to 80 percent at the end of the same period in 2011.

Comparison of financial performance in 2013, 2012 and 2011

Financial performance of AngloGold Ashanti	Year ended 31 December
(in millions)	2013	2012	2011
Gold income	5,497	6,353	6,570
Cost and expenses	(7,868)	(5,062)	(4,272)
Share of associates and joint ventures’ (loss) profit	(162)	(30)	72
Taxation benefit (expense)	333	(346)	(737)
Net profit attributable to non-controlling interests	30	18	46
Net (loss) profit attributable to equity shareholders	(2,230)	897	1,587

Comparison of financial performance in 2013 with 2012

Gold income

Gold income decreased by $856 million from $6,353 million in 2012 to $5,497 million in 2013, representing a 13 percent decrease over the period. This decrease was mainly due to the decrease in the average gold price received. The average spot price of gold was $1,411 per ounce during 2013, $257 per ounce, or 15 percent, lower than the average spot price of gold of $1,668 per ounce in 2012, which resulted in a decrease in gold income of approximately $1,014 million. The decrease was partially offset by the increase in production volume of 160,000 ounces, which resulted in an increase in gold income of approximately $226 million, mainly as a result of the production at Tropicana.

Gold income from the South African operations in 2013 decreased by $203 million to $1,810 million from $2,013 million in 2012, mainly as a result of the decrease in the average spot price of gold, which resulted in an decrease in gold income of approximately $312 million. This decrease was partially offset by the increase in production (1,302,000 ounces in 2013 compared to 1,212,000 ounces in 2012), which resulted in an increase of gold income of approximately $126 million. The increase in production was primarily due to production from MWS (acquired effective 20 July 2012) and the non-occurrence of the strike in South Africa.

Gold income from the Continental Africa operations in 2013 decreased by $498 million to $2,111 million from $2,609 million in 2012, mainly as a result of the decrease in the average spot price of gold, which resulted in an decrease in gold income of approximately $391 million. Gold income also decreased as a result of a decrease in production of 61,000 attributable ounces, primarily as a result of the mill shutdown at Geita, which resulted in a decrease in gold income of approximately $85 million.

Gold income from Australia increased from $426 million in 2012 to $441 million in 2013. The increase was mainly due to the increase in production of 84,000 ounces, of which 67,000 ounces were at Tropicana Gold Mine where operations started ahead of schedule, which resulted in an increase in gold income of approximately $118 million. This increase was partially offset by the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $66 million.

Gold income from the Americas operations decreased from $1,656 million in 2012 to $1,425 million in 2013 mainly as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $245 million. The decrease was partially offset by an increase in gold production from 953,000 attributable ounces in 2012 to 1,001,000 attributable ounces in 2013, which resulted in an increase in gold income of approximately $67 million. The increase in gold production was due to the increase in the company’s ownership in Serra Grande to 100 percent, effective July 2012 and higher grades recovered.

Cost and expenses

Production costs

Production costs increased from $3,212 million in 2012 to $3,384 million in 2013, which represents a $172 million, or 5 percent increase. The increase was primarily due to an increase in operational costs including labour, contractor costs and retrenchment costs.

Labour costs increased from $1,186 million in 2012 to $1,231 million in 2013, which represents $45 million, or 4 percent, increase. In particular, labour costs in Obuasi in Ghana, Siguiri in Guinea and Tropicana in Australia contributed to higher production costs. The increase in labour costs was primarily a result of annual salary increases and also an increase in employees in Australia due to Tropicana coming into production.

Contractor costs for the Group increased from $560 million in 2012 to $632 million in 2013, which represents a $72 million, or 13 percent increase. In particular, contractor costs in Australia and Iduapriem in Ghana contributed to higher production costs. The increase in contractor costs was primarily a result of annual salary increases.

Retrenchment costs increased to $69 million in 2013 from $10 million in 2012. Retrenchment costs recorded for the year ended 31 December 2013 resulted from the rationalisation of operations in South African, Americas and Continental Africa regions.

Production costs further increased by $30 million because of a reduction in recovery from settled insurance claims as compared with 2012 during which there was a reimbursement of costs relating to the pitwall failure at Sunrise Dam (Australia) in the amount of $30 million.

The increase in production costs was partially offset by the weakening of local currencies against the US dollar and a decrease in royalties paid by AngloGold Ashanti. Royalties decreased from $164 million in 2012 to $129 million in 2013, mainly due to the decrease in the average spot price of gold. Royalties recorded in South Africa decreased from $25 million in 2012 to $13 million in 2013. Royalties paid in Tanzania decreased from $33 million in 2012 to $25 million in 2013. Royalties paid in North America decreased from $11 million in 2012 to $5 million in 2013. Royalties in Argentina decreased from $33 million in 2012 to $29 million in 2013. In Argentina, royalties are payable to Formicruz, a state owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation and are calculated as a percentage of revenues.

Exploration and evaluation costs

Exploration and evaluation costs decreased from $395 million in 2012 to $255 million in 2013 mainly due to lower prefeasibility expenditure at La Colosa in Colombia as well as at Sunrise Dam in Australia, together with a decrease in exploration expenditure at Tropicana in Australia, Mongbwalu in the Democratic Republic of the Congo, Solomon Islands and Geita in Tanzania. For a discussion of AngloGold Ashanti’s exploration activities in 2013, see “Item 4B.: Business overview – Global exploration”.

Amortisation of tangible and intangible assets

Amortisation of tangible and intangible assets expense decreased by $36 million or 4 percent, to $799 million in 2013 from $835 million in 2012, largely due to the impact on amortisation as a result of the impairment and derecognition of assets during 2013.

Impairment and derecognition of assets

In 2013, AngloGold Ashanti recorded impairments and derecognition of goodwill, tangible and intangible assets amounting to $3,029 million, compared to net impairments amounting to $346 million in 2012. This was partly due to the cash generating unit impairment of Moab Khotsong, in South Africa, of $293 million as a result of changes to the mine plan following revision of capital expenditure and from factors such as declining gold price and an increasing discount rate. Furthermore, as a result of declining gold price and an increasing discount rate, cash generating units were impaired at Iduapriem and Obuasi, in Ghana, in the amount of $74 million and $993 million, respectively, at Siguiri, in Guinea, in the amount of $25 million, at Geita, in Tanzania, in the amount of $555 million, in the Americas at Cripple Creek & Victor in the amount of $445 million, AngloGold Ashanti Mineração in the amount of $332 million and Cerro Vanguardia in the amount of $132 million. Assets not expected to generate future cash flows were derecognised at Vaal River Surface Operations, in South Africa, in the amount of $14 million and at Mongbwalu, in the Democratic Republic of the Congo, in the amount of $105 million See “Note 7 – Special items”, “Note 15 – Tangible assets” and “Note 16 – Intangible assets” to the consolidated financial statements for additional information.

Finance costs and unwinding of obligations

Finance costs (net of amounts capitalised) increased by $80 million to $247 million in 2013, compared to $167 million in 2012. The increase is mainly due to the new $1.25 billion 8.500 percent notes issued in July 2013, Australian dollar syndicated revolving credit facility related to the Tropicana project, increase related to the $750 million 5.125 percent notes issued in July 2012. The increases were offset by a decrease in the mandatory notes which were settled in September 2013 and a decrease in the convertible bond settled in August 2013 and November 2013. Unwinding of obligations expense of $49 million was recorded in 2013 compared with $64 million in 2012 and relates mainly to the unwinding of discounted future rehabilitation obligations to present values. See “Note 8 – Finance costs and unwinding of obligations” to the consolidated financial statements for additional information.

Share of associates and joint ventures’ loss

Share of associates and joint ventures’ loss increased from $30 million in 2012 to $162 million in 2013, mainly as a result of reduced operating profits due to lower production and the lower average spot price of gold in 2013. Net impairments recorded in 2013 were $164 million compared to $59 million in 2012. The impairments in 2013 mainly related to the carrying value of the investments in Sadiola, Morila and Trans-Siberian Gold as discussed in “Note 18 – Investments in associates and joint ventures” to the consolidated financial statements.

Taxation

A taxation benefit of $333 million was recorded in 2013, compared to an expense of $346 million in 2012. Charges for current tax in 2013 amounted to $134 million, compared to $414 million in 2012. The decrease in the current tax charge in 2013 was mainly due to lower taxable income as a result of the lower gold price. Charges for deferred tax in 2013 amounted to a net deferred tax benefit of $467 million compared to a net deferred tax benefit of $68 million in 2012. The decrease in the deferred tax charge in 2013 is mainly due to tax credits on impairments of assets and inventory write-downs offset by derecognitions of deferred taxation assets in Obuasi and Cripple Creek & Victor. Refer to “Note 12 – Taxation” of the consolidated financial statements for additional information.

Comparison of financial performance in 2012 with 2011

Gold income

Gold income decreased by $217 million from $6,570 million in 2011 to $6,353 million in 2012, representing a 3 percent decrease over the period. This decrease was mainly due to the decrease in production volume of 387,000 ounces, which resulted in a decrease in gold income of approximately $644 million, mainly as a result of the unprotected strike action at the South African operations. The decrease was partially offset by the increase in the average gold price received. The average spot price of gold was $1,668 per ounce during 2012, $96 per ounce, or 6 percent, higher than $1,572 per ounce in 2011, which resulted in an increase in gold income of approximately $416 million.

Gold income from the South African operations decreased by $547 million to $2,013 million from $2,560 million in 2011, mainly as a result of the decrease in production (1,212,000 ounces in 2012 compared to 1,624,000 ounces in 2011), which resulted in a decrease of gold income of approximately $687 million. The decrease in production was primarily due to the unprotected strike action at our South African mines in 2012. This decrease was partially offset by the increase in the average spot price of gold, which resulted in an increase in gold income of approximately $156 million.

Gold income from the Continental Africa operations increased by $79 million to $2,609 million from $2,530 million in 2011, mainly as a result of the increase in the average spot price of gold, which resulted in an increase in gold income of approximately $151 million. This increase was partially offset by the 49,000 attributable ounces decrease in production, primarily as a result of lower grades, which resulted in a decrease in gold income of approximately $82 million.

Gold income from the Australian operation at Sunrise Dam increased from $385 million in 2011 to $426 million in 2012. The increase was mainly due to the increase in production, as operations recovered from flood related disruptions from the previous year, from 246,000 attributable ounces in 2011 to 258,000 attributable ounces in 2012, which resulted in an increase in gold income of approximately $20 million and the increase in the average spot price of gold, which resulted in an increase in gold income of approximately $24 million.

Gold income from the Americas operations increased from $1,487 million in 2011 to $1,656 million in 2012 mainly as a result of the increase in the average spot price of gold, which resulted in an increase in gold income of approximately $86 million and an increase in gold produced from 891,000 attributable ounces in 2011 to 953,000 attributable ounces in 2012, which resulted in an increase in gold income of approximately $103 million. The increase in attributable ounces was due to the 100 percent ownership of Serra Grande effective July 2012 and higher grades recovered.

Cost and expenses

Production costs

Production costs increased from $3,160 million in 2011 to $3,212 million in 2012, which represents a $52 million, or 2 percent increase. The increase was primarily due to an increase in operational costs including labour, consumables and fuel.

Labour costs increased from $1,104 million in 2011 to $1,186 million in 2012, which represents $82 million, or 7 percent, increase. In particular, labour costs in Argentina, Brazil, Obuasi in Ghana and Siguiri in Guinea contributed to higher production costs. The increase in labour costs was primarily a result of annual salary increases. Service related costs for the Group increased, mainly due to consultancy costs for capacity building projects and costs saving initiatives, from $300 million in 2011 to $391 million in 2012, which represents a $91 million, or 30 percent, increase. In particular, increased service related costs in Obuasi in Ghana, South Africa, Córrego do Sítio Mineração in Brazil and Cerro Vanguardia in Argentina, contributed to higher production costs.

Contractor costs for the Group increased from $499 million in 2011 to $560 million in 2012, which represents a $61 million, or 12 percent increase. In particular, contractor costs at Sunrise dam in Australia and Geita in Tanzania contributed to higher production costs. The increase in contractor costs was primarily a result of annual salary increases. Fuel costs for the Group increased from $275 million in 2011 to $311 million in 2012, which represents a $36 million, or 13 percent, increase and electricity costs for the Group increased from $310 million in 2011 to $343 million in 2012, which represents a 33 million, or 11 percent, increase. In particular, fuel costs increased at Geita in Tanzania, Siguiri in Guinea and Navachab in Namibia and electricity costs increased in South Africa and Obuasi in Ghana. The increase in electricity and fuel costs was primarily a result of increased tariffs and increased hauling distances from satellite pits, respectively.

Retrenchment costs decreased to $10 million in 2012 from $15 million in 2011. Retrenchment costs recorded for the year ended 31 December 2012 resulted from the rationalisation of operations in South Africa, Americas and Continental Africa regions reflecting rationalisation of operations.

These increases were partially offset by the $30 million recovery from settled insurance claims during the third quarter of 2012 for the reimbursement of costs relating to the pitwall failure at Sunrise Dam (Australia) during 2011 and by the weakening of local currencies against the US dollar.

Royalties paid by AngloGold Ashanti decreased from $193 million in 2011 to $164 million in 2012, mainly due to a decrease in payments of royalties under the South African Mineral and Petroleum Resources Act, which was a result of the unprotected strike action and the subsequent decrease in revenue. Royalties recorded by the South African mines decreased from $73 million in 2011 to $25 million in 2012. Royalties in Argentina increased from $27 million in 2011 to $33 million in 2012 primarily as a result of higher average spot prices of gold and higher production. In Argentina, royalties are payable to Formicruz, a state owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation and are calculated as a percentage of revenues. Royalties paid in Tanzania increased to $33 million in 2012 compared to $23 million in 2011 primarily due to the higher production and the higher gold price.

Exploration and evaluation costs

Exploration and evaluation costs increased from $279 million in 2011 to $395 million in 2012 mainly due to higher prefeasibility expenditure at La Colosa in Colombia, additional exploration at Tropicana in Australia and Mongbwalu in the Democratic Republic of the Congo, as well as increased exploration activities in Guinea. For a discussion of AngloGold Ashanti’s exploration activities in 2012, see “Item 4B.: Business overview – Global exploration”.

Amortisation of tangible and intangible assets

Amortisation of tangible and intangible assets expense increased by $8 million or 1 percent, to $835 million in 2012 when compared to $827 million recorded in 2012.

Impairment and derecognition of assets

In 2012, AngloGold Ashanti recorded net impairments of tangible and intangible assets amounting to $346 million, compared to a reversal of impairments amounting to $120 million in 2011. This was partly due to the impairment of Great Noligwa and Kopanang of $31 million and $14 million, respectively, in South Africa, due to changes in the mine plan resulting in certain areas being abandoned. Furthermore, due to a change in the mine plan at Obuasi in Continental Africa, certain infrastructure, development and assets have been impaired and written-off amounting to $296 million. See “Note 7 – Special items” ”, “Note 15 – Tangible assets” and “Note 16 – Intangible assets” to the consolidated financial statements for additional information.

Finance costs and unwinding of obligations

Finance costs (net of amounts capitalised) increased by $26 million to $167 million in 2012, compared to $141 million in 2011. The increase is mainly due to increases in the amortisation of borrowing fees and interest charges on the new $750 million rated bonds issued in July 2012 and senior floating and fixed rate notes (DMTNP) issued in October 2012. Finance costs recorded in the year ended 31 December 2012 includes $6 million related to accelerated amortisation of fees on the syndicated revolving credit facility ($1 billion) cancelled in August 2012. Unwinding of obligations expense of $64 million was recorded in 2012 compared with $55 million in 2011 and mainly relates to the unwinding of discounted future rehabilitation obligations to present values and increases in the reclamation obligations to its future estimated payout. See “Note 8 – Finance costs and unwinding of obligations” to the consolidated financial statements for additional information.

Share of associates and joint ventures’ (loss) profit

Share of associates and joint ventures’ (loss) profit decreased from a profit of $72 million in 2011 to a loss of $30 million in 2012, mainly as a result of reduced margins due to lower production and increased costs offset by a higher average gold price. The decrease was partially offset by the increase in the average spot price of gold for 2012. Net impairments in 2012 were $59 million compared to a net reversal of $4 million in 2011. The impairments recorded in 2012 mainly related to the carrying value of the investment in Trans-Siberian Gold and a loan of $37 million to Thani Ashanti Alliance Limited as discussed in “Note 18 – Investments in associates and joint ventures” to the consolidated financial statements.

Taxation

A taxation expense of $346 million was recorded in 2012, compared to an expense of $737 million in 2011. Charges for current tax in 2012 amounted to $414 million, compared to $407 million in 2011. The increase in the current tax charge in 2012 was mainly due to higher taxable income as a result of the higher gold price, while 2011 was lower due to the utilisation of tax losses. This was partially offset by lower taxes at the South African operations as a result of safety stoppages and the unprotected strike action. Charges for deferred tax in 2012 amounted to a net deferred tax benefit of $68 million compared to a net deferred tax expense of $330 million in 2011. The decrease in the deferred tax charge in 2012 is mainly due to the lower enacted statutory tax rates in South Africa, tax credits on impairments at Obuasi and corporate restructuring of Serra Grande, partially offset by the higher enacted statutory tax rates in Ghana. Refer to “Note 12 – Taxation” of the consolidated financial statements for additional information.

5B.	LIQUIDITY AND CAPITAL RESOURCES

In the board’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the company’s present requirements.

Operating activities

2013

Cash flows from operating activities were $1,246 million in 2013, lower than the 2012 amount of $1,969 million. The decrease in cash flows provided by operations was mainly as a result of higher costs and lower revenues.

Net cash outflow from operating working capital items amounted to $250 million in 2013, compared with an outflow of $218 million in 2012.

2012

Cash flows from operating activities were $1,969 million in 2012, lower than the 2011 amount of $2,813 million. The decrease in cash flows provided by operations was mainly as a result of higher costs and lower revenues.

Net cash outflow from operating working capital items amounted to $218 million in 2012, compared with an outflow of $170 million in 2011.

Investing activities

2013

Investing activities in 2013 resulted in a net cash outflow of $2,040 million, a decrease of $735 million from an outflow of $2,775 million in 2012. Capital expenditure decreased to $1,501 million in 2013 compared to $1,925 million in 2012.

2012

Investing activities in 2012 resulted in a net cash outflow of $2,775 million, an increase of $1,053 million from an outflow of $1,722 million in 2011. Capital expenditure increased to $1,925 million in 2012 compared to $1,551 million in 2011. The acquisition of First Uranium (Pty) Limited resulted in a cash outflow of $335 million in 2012.

Financing activities

2013

Cash flows from financing activities in the year ended 31 December 2013 amounted to an inflow of $560 million, which is a decrease of $31 million from an inflow of $591 million in the year ended 31 December 2012. Cash inflows from proceeds from borrowings in 2013 amounted to $2,344 million and included $1.25 billion 8.500 percent notes due 2020 issued during July 2013, $432 million proceeds on the local borrowings facility and commercial paper in South Africa, $250 million draw down on the $1.0 billion four-year syndicated loan facility, $323 million drawn down on the A$600 million syndicated loan for general corporate purposes, principally on the Tropicana project, $72 million proceeds on the ZAR 750 million bonds issued during December 2013 and $15 million proceeds from short-term borrowings in Argentina.

Cash outflows from repayment of borrowings of $1,486 million during the year ended 31 December 2013 included the repayment of $250 million on the $1.0 billion four-year syndicated loan facility, $733 million on the early settlement of the convertible bonds due 2014, $27 million on the A$600 million syndicated loan, $458 million on local borrowings facility, commercial paper and finance leases in South Africa and normal scheduled loan repayments of $16 million.

Dividends paid decreased from $236 million in 2012 to $62 million in 2013. Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance.

2012

Cash flows from financing activities in the year ended 31 December 2012 amounted to an inflow of $591 million, which is an increase of $1,054 million from an outflow of $463 million in the year ended 31 December 2011. Cash inflows from proceeds from borrowings in 2012 amounted to $1,432 million and included $200 million drawn down on the $1.0 billion four-year syndicated loan facility, $750 million 5.125 percent notes due 2022 issued in July 2012 to fund ongoing capital projects as well as $261 million drawn down on the A$600 million syndicated loan for general corporate purposes, principally on the Tropicana project.

Cash outflows from repayment of borrowings of $217 million during the year ended 31 December 2012 included the repayment of $200 million on the $1.0 billion four-year syndicated loan facility and normal scheduled loan repayments of $17 million. Cash outflows for the acquisition of the remaining 50 percent stake of Serra Grande mine in Brazil amounted to $215 million.

Dividends paid increased from $169 million in 2011 to $236 million in 2012. Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance.

Liquidity

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash flows from operating activities is therefore the function of gold produced sold at a specific price. The market price of gold can fluctuate widely, which impacts the profitability of the company’s operations and the cash flows generated by these operations.

There are no significant restrictions on the ability of the group to obtain funds from its subsidiaries by dividend or loan.

AngloGold Ashanti’s cash and cash equivalents decreased to $628 million, net of a bank overdraft of $20 million, at 31 December 2013 compared with $892 million at 31 December 2012. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands and is therefore subject to exchange controls. At 31 December 2013, 82 percent of the company’s cash and cash equivalents was held in US dollars, 11 percent was held in South African rands and 7 percent was held in other currencies.

On 22 December 2011, AngloGold Ashanti Australia Limited, a wholly-owned subsidiary of AngloGold Ashanti Limited, entered into a four year revolving credit facility of A$600 million with a syndication of banks. Interest is currently charged at BBSY plus 2.6 percent per annum. Each of AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc has guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the facility. Amounts may be repaid and redrawn under the facility during its four year term. No draw down was made during 2011 under the facility. An amount of $261 million was drawn down during the year ended 31 December 2012 and $489 million was drawn down during the year ended 31 December 2013 under the facility. A commitment fee of 50 percent of the applicable margin (i.e. 1 percent) is payable quarterly in arrears on the undrawn portion of the facility. This facility will be used to fund general working capital requirements.

On 20 July 2012, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion five-year unsecured revolving credit facility with a syndicate of lenders which replaced its existing $1.0 billion syndicated facility that was scheduled to mature in April 2014. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc. and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers under the facility. Amounts may be repaid and redrawn under the facility during its five-year term. Amounts outstanding under the facility bear interest at LIBOR plus a margin that varies based on the credit rating of AngloGold Ashanti Limited. No draw down was made during 2012 under the facility. A commitment fee of 0.525 percent is payable quarterly in arrears on the undrawn portion of the facility.

On 30 July 2012, the company completed an offering of $750 million aggregate principal amount of 5.125 percent notes due 2022. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the company. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited.

During February 2013, the company entered into a syndicated bridge loan facility agreement (standby facility) pursuant to which a syndicate of banks agreed to make available $750 million to the group. The group guaranteed all payments and other obligations under the facility. The facility was cancelled during August 2013.

During July 2013, the company issued $1.25 billion aggregate principal amount of 8.500 percent notes at an issue price of 100 percent of the principal amount of the notes. The notes are unsecured and fully and unconditionally guaranteed by the group. The net proceeds from the offering of the notes were used for general corporate purposes, which included the repurchase of the 3.5 percent convertible bonds and the repayment of other indebtedness.

During July 2013, the company commenced a cash tender offer to purchase any and all of the outstanding $732.5 million 3.5 percent convertible bonds due May 2014 of the group at a purchase price of $1,015 for each $1,000 principal amount of bonds validly tendered. The offer expired on 21 August 2013 and AngloGold Ashanti Holdings plc purchased $725.9 million in aggregate principal amount of the bonds, representing 99.1 percent of the total issuance. During November 2013, the group completed the redemption of all of the remaining outstanding convertible bonds for $6.6 million, plus accrued and unpaid interest.

During September 2013, the group paid and settled the 6 percent mandatory convertible bonds (which matured on 15 September 2013) by delivering 18,140,000 American Depository Shares, or ADSs, which represent an equivalent number of shares of the group’s common stock, and the cash equivalent of 177,859 shares of AngloGold Ashanti Limited as determined in the manner set out in the indenture governing the mandatory convertible bonds.

During December 2013, the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF) of R1.5 billion ($144 million) with Nedbank and ABSA Bank which is currently charged at JIBAR plus 1.2 percent per annum. It is anticipated that this facility will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in December 2018.

During December 2013, R750 million ($72 million) aggregate principal amount, unsecured notes were issued, due 2016 at JIBAR plus 1.75 percent. The objective of the ZAR RCF in conjunction with the issue of R750 million ($72 million) bonds was to provide a more permanent and reliable source of funds for AngloGold Ashanti’s South African operations and mitigate refinancing risk.

AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2014 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing, the issuance of equity and equity linked instruments.

Current borrowings

AngloGold Ashanti’s current borrowings decreased to $258 million at 31 December 2013 from $859 million at 31 December 2012. Included in the current borrowings at 31 December 2013, were:

•	$54 million payable under the Senior Floating Rate Notes (DMTNP) (interest charged at 5.992 percent per annum on $6 million and 5.967 percent per annum on $48 million; the notes are ZAR-based);
•	$62 million payable under the Senior Fixed Rate Notes (DMTNP) (interest charged at 5.342 percent per annum on $5 million and 5.942 percent per annum on 57 million; the notes are ZAR-based);
•	$16 million in interest payable under the $750 million 10-year bond (interest charged at 5.125 percent per annum; the bonds mature in August 2022 and are US dollar-based);
•

$12 million in interest payable under the $700 million 10-year and $300 million 30-year rated bonds issued April 2010 (interest charged at 5.375 percent and 6.50 percent, respectively, per annum; the bonds mature in April 2020 and April 2040, respectively, and are US dollar-based); and

•	$45 million under the $1.25 billion bonds issued on 30 July 2013 (interest charged at 8.50 percent per annum; the bonds mature on 30 July 2020 are US dollar-based).

Non-current borrowings

AngloGold Ashanti’s non-current borrowings increased to $3,633 million at 31 December 2013 compared to $2,724 million at 31 December 2012. As at 31 December 2013, the company’s non-current borrowings included:

Unsecured loans:

•

$985 million outstanding under the $700 million 10-year and $300 million 30-year rated bonds issued April 2010 (interest charged at 5.375 percent and 6.50 percent, respectively, per annum; the bonds mature in April 2020 and April 2040, respectively, and are US dollar-based);

•	$739 million outstanding under the rated bonds issued July 2012 (interest charged at 5.125 percent per annum; the bonds mature in August 2022 and are US dollar-based);
•	$1,308 million outstanding under the $1.25 billion bonds issued on 30 July 2013 (interest charged at 8.50 percent per annum; the bonds mature on 30 July 2020 and are US dollar-based);
•	$72 million outstanding under the R750 million bonds issued on 9 December 2013 (interest charged at JIBAR plus 1.75 percent per annum; the bonds mature on 9 December 2016 and are ZAR-based); and
•

$489 million outstanding under the A$600 million syndicated revolving credit facility (interest charged at BBSY plus 2.6 percent per annum; the loan matures in December 2015 and is Australian dollar-based).

Secured capital leases:

•

$24 million is repayable to Turbine Square Two (Proprietary) Limited for buildings financed (interest charged at an implied rate of 9.8 percent per annum, lease payments are payable in monthly installments terminating in March 2022, are rand-based and the buildings financed are used as security for these loans);

•

$13 million is repayable to California First National Bank (Interest charged at an average rate of 2.4 percent per annum. Loans are repayable in monthly installments terminating in December 2019 and are US dollar-based. The equipment financed is used as security for these loans); and

•

$1 million is repayable to Caterpillar Financial Services Corporation (Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in January 2015 and are US dollar-based. The equipment financed is used as security for these loans).

As at 31 December 2013, AngloGold Ashanti’s total non-current borrowings including the short-term portion maturing within 2013, was made up as follows:

$ (million)
Unsecured borrowings	3,845
Secured finance leases	46
Total borrowings	3,891
Less: Short-term maturities	258
Total non-current borrowings	3,633

Amounts falling due are scheduled as follows:

$ (million)
Within one year	258
Between one and two years	494
Between two and five years	88
After five years	3,051
Total	3,891

At 31 December 2013, the currencies in which the borrowings were denominated were as follows:

$ (million)
United States dollars	3,186
Australian dollars	489
South African rand	213
Brazilian real	3
Total	3,891

At 31 December 2013, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
Syndicated revolving credit facility ($1.0 billion) – US dollar	1,000
Syndicated revolving credit facility (A$600 million) – Australian dollar	45
Syndicated revolving credit facility (R1.5 billion) – SA rand	144
FirstRand Bank Limited – SA rand	48
Total undrawn facilities	1,237

AngloGold Ashanti had no other committed lines of credit as of 31 December 2013.

As of 31 December 2013, the company was in compliance with all debt covenants and provisions related to potential defaults.

AngloGold Ashanti, through its executive committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The Audit Committee also reviews these on a quarterly basis at its meetings.

Contractual commitments and contingencies

For a detailed discussion of commitments and contingencies, see note 36 to the consolidated financial statements “Contractual commitments and contingencies”.

As at 31 December 2013, capital commitments(1) can be summarised over the periods shown below as follows:

	Expiration per period
Commitment (in millions)	Total Amount $	Less than 1 year $	1 – 3 Years $	4 – 5 Years $	Over 5 years $
Capital expenditure
(contracted and not yet contracted) (1)	1,510	796	714	-	-
Guarantees	10	10	-	-	-
Other commercial commitments (2)	746	610	106	23	7
Total	2,266	1,416	820	23	7

(1) Including commitments through contractual arrangements with equity accounted joint ventures of $185 million.

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

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The following table represents the change in fair value of all derivative financial instruments:

$ (million)
Fair value of derivatives at 1 January 2013	(10)
Option component of convertible bonds	9
Embedded derivatives	1
Fair value of derivatives at 31 December 2013	-

Recent developments

For a detailed discussion of recent developments, see note 40 to the consolidated financial statements “Events subsequent to year end”.

Related party transactions

For a detailed discussion of related party transactions, see “Item 7B.: Related party transactions”.

Recently adopted accounting policies and pending adoption of new accounting standards

AngloGold Ashanti’s accounting policies are described in note 1 to the consolidated financial statements “Accounting policies”. Recently adopted accounting policies are also described in note 1 to the consolidated financial statements. Accounting standards, amendments to standards and new interpretations which are not yet mandatory and have not been adopted in the current year are also described in note 1 to the consolidated financial statements.

Critical accounting policies

AngloGold Ashanti’s accounting policies are described in note 1 to the consolidated financial statements “Accounting policies”. The preparation of the company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The following are considered to be the accounting policies that are most critical to the company’s results of operations, financial condition and cash flows.

Use of estimates and making of assumptions

The most critical accounting estimates upon which AngloGold Ashanti’s financial reporting depends are those requiring estimates of Proven and Probable Reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realisable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortisation are charged to earnings. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.

Ore reserves and life-of-mines

AngloGold Ashanti estimates on an annual basis its Ore Reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the company’s control. Estimates of Ore Reserves are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralisation uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect Ore Reserves. The company uses its estimates of Ore Reserves to determine the unit basis for mine depreciation and closure rates, and to evaluate mine asset impairments. Changes in estimates of Ore Reserves could significantly affect these items. At least annually, the company reviews mining schedules, production levels and asset lives in the company’s life-of-mine planning for all of the company’s operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis the company reviews its accounting estimates and adjusts depreciation, amortisation, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on the company’s results of operations and financial condition.

Contingencies

Accounting for contingencies requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires the use of judgments to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur, and typically, those events will occur a number of years into the future. The company assesses such contingent liabilities, which inherently involves the exercise of significant management judgement and estimates of the outcome of future events.

Impairment of tangible and intangible assets

AngloGold Ashanti’s long-lived assets include property, plant and equipment, goodwill and other intangible assets. In assessing the potential impairment of its long-lived assets held for use, the company must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the discounted cash flows associated with these assets, an impairment charge is recognised in the consolidated financial statements. The company performs impairment tests for goodwill at least annually during the fourth quarter and whenever certain indicators of impairment exist. Impairment calculation assumptions are included in notes to the consolidated financial statements – Note 15 - “Tangible assets”.

Taxation

AngloGold Ashanti follows the liability method of accounting for deferred taxation whereby the company recognises the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Deferred tax is estimated at the future average anticipated taxation rates at which temporary differences are expected to reverse. Future average anticipated taxation rates are determined from revenue and expenditure outlined in life-of-mine business plans that are revised annually. Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised. The carrying amount of deferred tax assets is reviewed at each reporting date.

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

Discounted closure liabilities (excluding joint ventures) decreased from $841 million in 2012 to $728 million in 2013. This change relates to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. The decrease also includes the impact of weaker local currencies.

Heap leach inventory

The recovery of gold from certain oxide ores is achieved through the heap-leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a process plant where the gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion and amortisation relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

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

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, AngloGold Ashanti’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. For operations with long-term leach production cycles, variations in recovery estimates from new metallurgical data or production variances would be accounted for as an adjustment to the recoverable ounces and the average cost per recoverable ounce of gold on the leach pad. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis. The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded.

As at 31 December 2013 and 2012, $111 million and $128 million, respectively, of heap-leach inventory was classified as current as the company expects the related gold to be recovered within twelve months. The current portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap-leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the current portion of materials on the leach pad as at 31 December 2013. As at 31 December 2013, $479 million was classified as non-current compared with $436 million as at 31 December 2012.

5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenditure included in the income statement amounted to $4 million, $9 million and $1 million during 2013, 2012 and 2011, respectively.

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

See note 28 to the consolidated financial statements “Environmental rehabilitation and other provisions”.

5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at 31 December 2013 AngloGold Ashanti had the following known contractual obligations:

	Total $	Less than 1 year $	1 – 3 Years $	3 – 5 Years $	More than 5 years $
Long-term debt obligations including interest(1)	5,739	440	1,012	419	3,868
Capital lease obligations	60	10	14	15	21
Operating lease obligations	34	18	8	6	2
Purchase obligations
- Contracted capital expenditure(2)	437	356	81	-	-
- Other purchase obligations(3)	746	610	106	23	7
Environmental rehabilitation costs(4)	4,651	32	94	127	4,398
Pensions and other post-retirement medical obligations(5)	152	12	24	26	90
Total	11,819	1,478	1,339	616	8,386

(1)	Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the borrowings (Refer Note 27 of the consolidated financial statements).
(2)	Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.

(3)

Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated exclude purchase obligations of equity accounted joint ventures.

(4)

Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close its operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see “Item 4B.: Business overview - Mine site rehabilitation and closure” and “Item 4B.: Business overview - Environmental, health and safety matters”. Amounts stated include a total estimated liability of $53 million in respect of equity accounted joint ventures.

(5)	Represents payments for unfunded plans or plans with insufficient funding.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

AngloGold Ashanti has a unitary board structure which comprises two executive directors and seven non-executive directors. Certain information with respect to AngloGold Ashanti’s directors as at 31 December 2013 is set forth below:

Name	Age	Position	Year first appointed (1)
Srinivasan Venkatakrishnan	48	Executive director and chief executive officer	2005
Richard N Duffy	50	Executive director and chief financial officer	2013
Tito T Mboweni(3)	54	Independent non-executive director and Chairman	2010
Rhidwaan Gasant(2)	54	Independent non-executive director	2010
Nozipho January-Bardill (2)	63	Independent non-executive director	2011
Michael J. Kirkwood (2)	66	Independent non-executive director	2012
Lumkile W (Wiseman) Nkuhlu(2)	69	Independent non-executive director	2006/2009
Sipho M Pityana(4)	54	Non-executive director	2007
Rodney J. Ruston	63	Independent non-executive director	2012

(1)

Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the directors (rounded down to the next whole number), must retire according to seniority or by lot but may be re-elected.

(2)	Member of the Audit and Corporate Governance committee.
(3)	Appointed as Chairman with effect from 1 June 2010.
(4)	With effect from 19 February 2013 S. Pityana is no longer independent, refer Item 7B.: - “Related Party Transactions”.

NON-EXECUTIVE CHAIRMAN:

Mr TT Mboweni (54)

BA; MA (Development Economics)

Independent Non-Executive Director

Tito Mboweni was appointed to the board and as Chairman of AngloGold Ashanti on 1 June 2010. As at 31 December 2013 he was a member of the Nominations; Investment; Remuneration and Human Resources; and the Financial Analysis Committees. He has a long and outstanding record of public service. As Minister of Labour from 1994 to 1998, Mr Mboweni was the architect of South Africa’s post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti’s operational approach in South Africa. He was the eighth Governor of the South African Reserve Bank from 1999 to 2009, and Chancellor of the University of the North from 2002 to 2005. He is also the non-executive chairman of Nampak Limited, SacOil Holdings Limited, Accelerate Property Fund Limited, a member of the board of Discovery Limited and an international adviser to Goldman Sachs. Mr Mboweni is a founder member of Mboweni Brothers Investment Holdings. He is chairman of the fund raising committee of the Nelson Mandela Children’s Hospital and a member of the Council of Advisors of the Thabo Mbeki Foundation. In December 2012, he was elected as a member of the National Executive Committee of the African National Congress.

EXECUTIVE DIRECTORS:

Mr S Venkatakrishnan (Venkat) (48)

BCom; ACA (ICAI)

Chief Executive Officer (CEO)

Venkat was appointed CEO on 8 May 2013, after holding the position of joint acting CEO since April of that year. He was previously Chief Financial Officer (CFO) at Ashanti Goldfields until its merger with AngloGold in May 2004, creating what is now AngloGold Ashanti. Venkat became CFO of the combined entity shortly after the merger and joined the board on 1 August 2005. He is the Chairman of the Executive Committee and also a member of the Risk and Information Integrity and Investment Committees. In his role as CFO, he oversaw funding for all of AngloGold Ashanti’s operating activities, giving him a detailed knowledge of all of our mines and operating jurisdictions. He is a member of the audit committee of the World Gold Council and is a member of the Financial Reporting Investigation Panel, an advisory panel of the JSE. He was the executive responsible for eliminating a 12Moz hedge book, generating significant value for the company, and was the key executive behind rebuilding the balance sheet through a series of successful debt financings that introduced long-term tenor and more favourable funding terms to the company’s credit profile. During Venkat’s first year as CEO of AngloGold Ashanti, two new mines were commissioned on time and ahead of budget, the company achieved its best ever safety performance and a significant restructuring was undertaken of operating and overhead costs in order to focus the business on delivery of sustainable free cash flow and returns. Venkat has also previously been a Director of Corporate Reorganisation Services at Deloitte & Touche in London.

Mr RN Duffy (50)

BCom; MBA

Chief Financial Officer (CFO)

Richard Duffy was appointed to the board of AngloGold Ashanti on 1 June 2013. He has 27 years of global mining industry experience, initially with Anglo American plc, from 1987 and then AngloGold Ashanti, from its inception in 1998. At AngloGold Ashanti, he has worked across a number of key areas. He was appointed Executive Officer: Business Planning in 2004 during which time he also deputised for the role of CFO. From 2004 to 2008, Richard was Executive Vice President: Business Development, accountable for mergers and acquisition activities as well as greenfields exploration. He was appointed Executive Vice President: Africa in June 2008 and Executive Vice President: Continental Africa in February 2010.

NON-EXECUTIVE DIRECTORS:

Mr SM Pityana (54)

BA (Hons) (Essex); MSc (London); Dtech (Honoris) (Vaal University of Technology)

Non-Executive Director

Sipho Mila Pityana is a director having joined the board of AngloGold Ashanti in February 2007. As at 31 December 2013 he was the Chairman of the Safety, Health and Environment and the Nominations Committees, and a member of the following committees: Remuneration and Human Resources; Social, Ethics and Transformation; Risk and Information Integrity; Investment; and Financial Analysis Committees. He was previously the chairman of the Board’s Remuneration and Human Resources Committee.

Mr Pityana has extensive business experience having served in both an executive and non-executive capacity on several JSE listed boards of companies as well as running his own company which he chairs, Izingwe Capital. He is chairman of the JSE listed Onelogix and of Munich Reinsurance of Africa. He also served on the boards of Bytes Technology Group, AFROX, SPESCOM and the Old Mutual Leadership Group. He previously worked as the Executive Director of Nedcor Investment Bank and Managing Director of Nedbank. He is also a director of a number of manufacturing companies including Scaw Metals and Aberdare Cables.

In addition to his private sector track record, Mr Pityana has extensive public sector experience and international exposure. He was the first Director General of Department of Labour in a democratic South Africa. As the Foreign Affairs Director General he represented South Africa in various international fora including the United Nations, African Union, Commonwealth and the International Labour Organisation. He was one of the founding members of the governing body of the Commission for Conciliation, Mediation and Arbitration (CCMA) and Convenor of the South African government delegation to the National Economic Development and Labour Council (NEDLAC).

Prof LW Nkuhlu (69)

BCom; CA (SA); MBA (New York University)

Independent Non-Executive Director

Wiseman Nkuhlu was first appointed to the board on 4 August 2006 and resigned on 30 April 2009. He was re-appointed to the board on 1 June 2009 and appointed as Lead Independent Director on 17 February 2014. As at 31 December 2013 he was the Chairman of the Audit and Corporate Governance Committee and also serves as a member of the Risk and Information Integrity; Safety, Health and Environment; Nominations; Remuneration and Human Resources; Social, Ethics and Transformation; and Financial Analysis Committees. Prof Nkuhlu, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa’s Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies or subsidiaries, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Prof Nkuhlu was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is currently a member of the Board of the Ethics Institute of South Africa, Datatec Limited, the Nepad Business Foundation and the Chartered Director Governing body of the Institute of Directors in South Africa. He was elected President of the Geneva-based International Organisation of Employees (IOE) in May 2008 and served for two years. Lastly, he is a trustee of the International Financial Reporting Standards Foundation which provides oversight of the accounting standard setting operations of the International Accounting Standards Board (IASB).

Mr R Gasant (54)

CA (SA)

Independent Non-Executive Director

Rhidwaan Gasant was appointed to the board of AngloGold Ashanti on 12 August 2010 and as at 31 December 2013 he was Chairman of the Investment Committee and a member of the Audit and Corporate Governance; Risk and Information Integrity; Nominations; and Financial Analysis Committees. He is the former Chief Executive Officer of Energy Africa Limited and sits on the boards of international companies in the MTN Group. He is currently Chief Executive Officer of Rapid African Energy Holdings, a start-up oil and gas exploration company, focused on Africa.

Mrs NP January-Bardill (63)

BA English; Philosophy and Certificate in Education (UBLS, Lesotho); MA Applied Linguistics (Essex UK); Diploma Human Resources Development (Damelin, SA)

Independent Non-Executive Director

Nozipho January-Bardill was appointed to the board of AngloGold Ashanti on 1 October 2011. As at 31 December 2013 she was the Chairman of the Social, Ethics and Transformation Committee and a member of the Audit and Corporate Governance; Safety, Health and Environment; and Nominations Committees. She was an Executive Director, Corporate Affairs and spokesperson of the MTN Group where she also served on the boards of a number of operations in the MTN footprint. She is a former South African Ambassador to Switzerland, Lichtenstein and the Holy See, and former Deputy Director General, Human Capital Management and Head of the Foreign Service Institute in the then Department of Foreign Affairs (now DIRCO). She is currently the founder and Executive Director of Bardill & Associates, a consulting company focusing on strategic communications, high-level government relations and stakeholder management. She serves on the boards of Credit Suisse Securities, Johannesburg, the Health and Welfare SETA which she chairs, and the State Information and Technology Agency. She is also a member of the United Nations Expert Committee on the Elimination of Racial Discrimination; Xenophobia and Related Intolerances for the period 2012-2016; and was recently appointed Interim Chief of Staff of UN Women in New York.

Mr MJ Kirkwood (66)

AB, Stanford University, Economics & Industrial Engineering

Independent Non-Executive Director

Michael Kirkwood joined the board of AngloGold Ashanti on 1 June 2012 and is the Chairman of the Remuneration and Human Resources Committee and is a member of the Audit and Corporate Governance; Investment; Social, Ethics and Transformation; and Nominations Committees. He is a highly experienced and respected former international banker, having worked at Citigroup during his 30 year career with the bank. He is currently chairman of Circle Holdings PLC, sits on the boards of UK Financial Investments Ltd and Eros International plc, and is Senior Advisor (former Chairman) of Ondra Partners LLP.

Mr RJ Ruston (63)

MBA; Business BE (Mining)

Independent Non-Executive Director

Rodney Ruston was appointed to the board of AngloGold Ashanti on 1 January 2012 and is Chairman of the Risk and Information Integrity Committee. As at 31 December 2013 he was a member of the Investment; Safety, Health and Environment; Nominations; Social, Ethics and Transformation; and the Remuneration and Human Resources Committees. Rodney, a mining engineer, has over 35 years of experience in the resources industry. He is currently the Chief Executive Officer of County Coal Limited, an Australian listed company which he joined in July 2012. He was appointed as a Non-Executive Director of Cockatoo Coal Limited which was listed on the Australian Stock Exchange on 6 January 2014. He was previously Chief Executive Officer and President of North American Energy Partners Inc., a large Canadian mining and construction contracting company listed on the NYSE and the TSX.

Board and Executive Committee movements during 2013 and subsequent to year end

The following movements in the board of directors and the Executive Committee took place during the period 1 January 2013 to 31 December 2013, and subsequent to year-end:

Sipho Pityana was reclassified as a non-executive director with effect from 19 February 2013. Refer Item 7B.: “Related Party Transactions”;

Anthony O’Neill was appointed as an Executive Director to the Board of Directors with effect from 20 February 2013;

Mark Cutifani, Chief Executive Officer, resigned with effect from 31 March 2013;

Srinivasan Venkatakrishnan was appointed as Chief Executive Officer (CEO) with effect from 8 May 2013;

WA Nairn, FB Arisman and F Ohene-Kena retired from the board of AngloGold Ashanti with effect from 13 May 2013;

Richard Duffy was appointed as Chief Financial Officer (CFO) with effect from 1 June 2013;

Michael MacFarlane, EVP – Strategy and Business Planning, resigned with effect from 30 June 2013;

Anthony O’Neill resigned as an Executive Director to the Board of Directors with effect from 19 July 2013;

Tito Mboweni stood down as Chairman of the Board on 17 February 2014;

Sipho Pityana was elected as Chairman of the Board on 17 February 2014;

Prof Wiseman Nkuhlu was appointed as Lead Independent Director on 17 February 2014; and

David Hodgson was appointed as an independent, non-executive director with effect from 25 April 2014.

EXECUTIVE COMMITTEE

Day-to-day management of the group’s affairs is vested in the Executive Committee, which is chaired by the Chief Executive Officer and comprises 10 members. The committee’s work is supported by country and regional management teams.

In addition to Mr S Venkatakrishnan and Mr R Duffy, the following people are members of the Executive Committee:

Ms I Boninelli (57)

MA (Psychology); Post Graduate Diploma in Labour Relations

Executive Vice President: People and Organisational Development

Italia Boninelli joined AngloGold Ashanti on 15 October 2010 as Senior Vice President: Human Resources, Strategy and Change Management and was appointed to the Executive Committee on 1 December 2011 where she is responsible for the company’s people strategy, transformation and change management initiatives. She is now Executive Vice President: People & Organisational Development, with accountability for the company’s System for People, Human Resources, corporate services and organisational redesign. Italia has more than 25 years’ experience in human resources, marketing communications, customer relationship management and business transformation, in a variety of industries including mining, manufacturing, healthcare and banking. She is a registered industrial psychologist with the Health Professions Council of South Africa, holds a master’s degree in psychology and a postgraduate diploma in labour relations.

Dr CE Carter (51)

BA (Hons); DPhil; EDP

Executive Vice President: Strategy and Business Development

Charles Carter has worked in the mining industry in South Africa and the Americas since 1991, in a range of corporate roles with Anglo American plc, RFC Corporate Finance and AngloGold Ashanti. He is currently accountable for group strategy, corporate finance and business development, investor relations and corporate communications. Prior to this he was responsible for the company’s business in Colombia and has also previously had executive accountability for business planning, risk management Project ONE implementation and corporate HR. Charles is a director of Rand Refinery Limited and a past Chairman of the Denver Gold Group.

Mr GJ Ehm (57)

BSc Hons; MAusIMM; MAICD

Executive Vice President: Planning and Technical

Graham Ehm has, since 1977, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in 2000, Regional Head: Australia in 2006 and Executive Vice President: Australasia in December 2007. He assumed the role of Executive Vice President: Tanzania on 1 June 2009 and during August 2010, resumed the position of Executive Vice President: Australasia. In May 2013, he was appointed Executive Vice President: Planning and Technical, which includes oversight over safety, business planning, asset optimisation, capital investment optimisation and monitoring (including projects, studies, and exploration), Project ONE, risk management and other technical disciplines and related centres of excellence.

Mr MP O’Hare (54)

BSc Engineering (Mining)

Chief Operating Officer: South Africa

Mike O’Hare joined Anglo American plc in 1977, and has held a number of positions at various gold mining operations within the group. His roles have included: General Manager of Kopanang Mine (1998), Great Noligwa Mine (2003), Head of Mining and Mineral Resource Management for Underground African Mines (2006), Vice President: Technical Support for African Mines (2008), Senior Vice President: Operations and Business Planning for South Africa Region (2010), and in 2011, was appointed as Executive Vice President: South Africa Region. Mike has the leadership role as Chief Operating Officer in the South African operations with responsibility for the underground and surface operations and leading three operating regions (West Wits, Vaal River and Surface Operations). He also leads the company’s technology project in South Africa.

Mr RW Largent (53)

BSc (Min. Eng.); MBA

Chief Operating Officer: International

Ron Largent has over 30 years of experience in the mining industry in both domestic and international operations as well as project management. He has served on the Board of Directors of the Colorado Mining Association, the Nevada Mining Association and the California Mining Association. He joined the company in 1994 as Manager of Gold Operations for Cripple Creek & Victor (CC&V). He was named Vice President (VP) and General Manager of the Jerritt Canyon Joint Venture in 2000 and VP and General Manager of CC&V in 2002. In January of 2004 he was named VP for the North America Region followed by his appointment to the position of Executive Vice President: Americas in December of 2007. In June 2013, Ron was appointed Chief Operating Officer for the non-South African operations.

Mr D Noko (56)

MBA; Senior Executive Programme; Post Graduate Diploma in Company Direction; Higher National Diploma (Engineering)

Executive Vice President: Sustainability

David Noko joined the group in June 2012 and assumed responsibility for social and sustainable development. David’s role includes Executive Vice President: Sustainability, which comprises the disciplines of Health, the Environment, Social and Community Affairs, Corporate Social Investment, Human Rights and Global Security and public affairs. In this role, he sets the company sustainability direction and strategy, positioning sustainability within the company as core to the business, as well as positioning the company externally as a leader within the global sustainability landscape.

As a member of the executive leadership team, David supports the CEO and two Chief Operating Officers in enabling the implementation of the company sustainability strategy, as well as on matters relating to AngloGold Ashanti’s involvement in country-based industry institutions and global institutions relating to sustainable development.

Prior to joining AngloGold Ashanti, David served as the Managing Director of CelaCorp (Pty) Ltd and as the Chief Executive Officer and Managing Director of De Beers Consolidated Mines Ltd. He was previously Vice President of the Chamber of Mines South Africa, and is a member of the Institute of Directors. He has held a host of other directorships, including the position of Deputy Chairman of the Board at Harmony Gold Mining Company Ltd. David has strong experience in business leadership and in the sustainable development function in other mining organisations and has developed his skills across a broad platform of technical, environmental and sustainability issues.

Ms ME Sanz Perez (48)

BCom LLB; H Dip Tax; Admitted Attorney

Executive Vice President: Group General Counsel and Company Secretary

Maria (Ria) Sanz Perez joined AngloGold Ashanti in June 2011 having worked in a number of industries and major corporate organisations. She has held legal roles at Investec Bank, Basil Read, Afrox and Sappi. She was also Group Head of Sustainability at Sappi. She was appointed Company Secretary in September 2012. Ria’s role is Executive Vice President: Group General Counsel and Company Secretary, with accountability for legal affairs, compliance, company secretarial, corporate cost reduction, and integrated reporting. She is also accountable for the legal and commercial aspects of global procurement.

Ms YZ Simelane (48)

BA LLB; MAP; EMPM

Executive Vice President: Stakeholder Relations and Marketing

Yedwa Simelane joined AngloGold in November 2000 as Managing Secretary to the board and Executive Committee. Prior to joining AngloGold she was in financial services and has experience in the retirement funding industry. She was appointed an executive officer in May 2004 and Vice President: Government Relations in July 2008. In November 2009, she was appointed Senior Vice President: Corporate Affairs responsible for Government Relations, Corporate Communications, Marketing and the Sustainability Report. Yedwa is now Executive Vice President: Stakeholder Relations and Marketing, with accountability for stakeholder and government relations, marketing and sustainability reporting. She will also support the Chairman and CEOs offices in relation to government relations and the company’s involvement in multilateral organisations and the World Gold Council.

There are no family relationships by blood, marriage or adoption among any of the above directors and executive committee members of AngloGold Ashanti. There is no arrangement or understanding between any of the above directors and executive committee members and any other person pursuant to which he/she was selected as an executive member.

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

VA Chamberlain (51)

MSc (Mining Engineering), BSc (Hons) (Geology), FAusIMM

Vaughan has 28 years’ experience and holds a Bachelor of Science (Honours) degree in Geology from the University of Natal and a Master’s degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 and currently holds the position of Senior Vice President: Geology and Metallurgy and is Chairman of the Mineral Resources and Ore Reserves Steering Committee.

6B.	COMPENSATION

REMUNERATION COMMITTEE

Remuneration Committee and Human Resources Committee (Rem&HR)

The Rem&HR Committee comprises non-executive directors and the purpose of the committee is to discharge the responsibilities of the board relating to all compensation, including equity compensation of the company’s executives. The committee establishes and administers the company’s executive remuneration with the broad objective of aligning executive remuneration with company performance and shareholder interests, setting remuneration standards aimed at attracting, retaining and motivating a competent executive team, linking individual pay with operational and company performance in relation to strategic objectives; and evaluating compensation of executives including approval of salary, equity and incentive based awards. The committee also considers and makes recommendations to shareholders on non-executive director’s fees.

The performance of the executive team, including the executive directors, is considered relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key performance objectives. Bonuses paid to the executives are a reflection of performance of each of the executives and the company as a whole.

The members of the committee during 2013 are reflected below:

Members

MJ Kirkwood (Chairman)

TT Mboweni

Prof LW Nkuhlu

SM Pityana

RJ Ruston

The meetings of the committee are attended by the Chief Executive Officer, Chief Financial Officer and Executive Vice President: People and Organisational Development, except when their own remuneration or benefits are being discussed.

Remuneration policy

The remuneration policy is designed to allow us to compete in a global market where we strive to retain and remunerate our employees using fair, robust and appropriate remuneration and reward for their contributions. Recognising that cost and shareholder value are fundamental drivers of the policy delivery, remain a focus.

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

Total reward

When determining remuneration AngloGold Ashanti considers all elements of short- and long-term fixed and variable pay and ensures that it is consistent with the strategic direction of the organisation and the performance of the organisation and the individuals.

Executive directors do not receive payment of directors fees or committee fees.

Benchmarking

Our executives and non-executives are benchmarked against a global group of competitors. AngloGold Ashanti’s size and complexity as well as each individual executive’s role and personal performance are reviewed against the benchmark group from a base pay, benefits, guaranteed pay and variable pay perspective. The 2013 bespoke benchmark survey was completed by Mercer Consulting (South Africa) (Pty) Limited

Our salary benchmarks are targeted at the market median; where there is a shortage of specialist and/or key technical skills higher than the benchmark median is paid, typically targeting the 75th percentile.

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

EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT REMUNERATION

2013

All figures in $000(1)
M Cutifani	Full year	31 March 2013	378	-	69	199	646	2,005	2,651
RN Duffy	Full year		685	276	139	16	1,116	-	1,116
AM O’Neil(5)	20 February 2013	2 August 2013	1,066	-	15	537	1,618	1,914	3,532
S Venkatakrishnan	Full year		1,365	-	281	220	1,866	-	1,866
Total executive directors			3,494	276	504	972	5,246	3,919	9,165
Prescribed officers
I Boninelli	Full year		540	384	57	6	987	-	987
CE Carter	Full year		671	232	71	51	1,025	317	1,342
GJ Ehm	Full year		764	461	24	8	1,257	-	1,257
RW Largent	Full year		1,043	453	173	275	1,944	307	2,251
M MacFarlane(6) (7)		30 June 2013	238	-	30	350	618	-	618
DC Noko	Full year		498	187	53	1	739	-	739
MP O’Hare(8)	Full year		696	283	141	12	1,132	54	1,186
ME Sanz Perez	Full year		505	371	54	6	936	-	936
YZ Simelane	Full year		402	94	82	22	600	-	600
Total Prescribed Officers			5,357	2,465	685	731	9,238	678	9,916
Total executive director and management remuneration 2013			8,851	2,741	1,189	1,703	14,484	4,597	19,081

2012

All figures in $000(1)
M Cutifani(9)	Full year		1,713	359	351	57	2,480	2,800	5,280
S Venkatakrishnan(9)(10)	Full year		1,063	314	209	522	2,108	2,283	4,391
Total executive directors			2,776	673	560	579	4,588	5,083	9,671
Prescribed officers
I Boninelli	Full year		591	118	62	3	774	-	774
CE Carter(9)(10)	Full year		684	156	71	291	1,202	1,058	2,260
RN Duffy(10)	Full year		755	106	148	326	1,335	-	1,335
GJ Ehm(10)	Full year		688	119	62	175	1,044	-	1,044
RW Largent(10)	Full year		827	177	191	356	1,551	1,711	3,262
RL Lazare(10)(11)		31 March 2012	173	320	30	374	897	1,243	2,140
M MacFarlane(6)	1 June 2012		379	42	27	-	448	-	448
DC Noko(12)	15 June 2012		299	56	37	275	667	-	667
MP O’Hare	Full year		687	126	134	48	995	-	995
AM O’Neill(10)	Full year		1,453	328	39	257	2,077	-	2,077
ME Sanz Perez(13)	Full year		481	101	50	96	728	-	728
YZ Simelane	Full year		427	73	83	14	597	-	597
Total Prescribed Officers			7,444	1,722	934	2,215	12,315	4,012	16,327
Total executive director and management remuneration 2012			10,220	2,395	1,494	2,794	16,903	9,095	25,998

(1)

Where directors’ compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollar using the following year-to-date average rate of exchange for 2013 of R9.6231:$1 (2012: R8.1961:$).

(2)

Salaries are disclosed only for the period from or to which office was held. The 2013 salaries for RN Duffy and AM O’Neill are inclusive of salaries as Prescribed Officers and Executive Directors. The salary of S Venkatakrishnan is inclusive of CFO, acting CEO and CEO roles.

(3)	The performance related payments are calculated on the year’s financial results.
(4)	Includes health care, separation payments, cash in lieu of dividends and personal travel. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(5)	Other benefits of AM O’ Neill include early retirement payments of a pro-rata retention bonus payment and pay in lieu of leave on separation.
(6)	M MacFarlane commuted between Canada and South Africa and the company carried the cost of flights and hotel accommodation in South Africa, these are excluded for reporting purposes.
(7)	Other benefits of M MacFarlane include separation payments of a severance package and pay in lieu of leave.
(8)

MP O’ Hare had a once off pension payment in recognition of previous service paid into the AngloGold Ashanti Pension Fund to the value of R7.4m (less than $1m). This has not been included for reporting purposes.

(9)

These executives and prescribed officers applied all of the after tax proceeds from the sale of their options to acquire ordinary shares in AngloGold Ashanti – Messrs Cutifani 51,692; Venkatakrishnan 42,157 and Carter 19,541.

(10)	Received retention bonus.
(11)	Cash paid in lieu of LTIP for 2012.
(12)	Received a sign-on bonus.
(13)	Received the remainder of sign-on bonus in July 2012 (paid over 24 months).

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

NON-EXECUTIVE DIRECTORS’ REMUNERATION

			2013				2012
All figures stated to the nearest $000(1)	Appointment		Directors’ fees(3)	Committee fees	Travel	Total	Directors’ fees(3)	Committee fees	Travel	Total
	From(2)	To(2)
S M Pityana (Chairman)	17 Feb 2014		88	98	–	186	64	111	–	175
T T Mboweni		17 Feb 2014	292	52	–	344	293	64	–	357
FB Arisman		13 May 2013	60	51	9	120	85	130	36	251
R Gasant			72	59	–	131	67	51	–	118
NP January-Bardill			70	70	–	140	67	79	–	146
MJ Kirkwood	1 June 2012		107	112	47	266	47	20	27	94
WA Nairn		13 May 2013	39	32	–	71	64	114	–	178
Prof LW Nkuhlu			72	112	–	184	60	118	–	178
F Ohene-Kena		13 May 2013	25	13	16	54	55	40	23	118
RJ Ruston			83	121	47	251	81	63	45	189
Total – non-executive directors			908	720	119	1,747	883	790	131	1,804

(1)	Directors’ compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of R9.6231:$1 (2012: R8.1961:$1).
(2)	Fees are disclosed only for the period from or to which, office is held.
(3)

At the annual general meeting of shareholders held on 13 May 2013, shareholders approved an increase in directors’ fees with effect from 1 June 2013. Directors fees for committees may vary depending on the number of committees on which the Non-Executive Director is a member and whether he/she is Chairman or a member of the committee.

Rounding may result in computational differences.

6C.	BOARD PRACTICES

The Board of Directors

The strategic leadership of AngloGold Ashanti is the responsibility of a unitary board, comprising two executive directors and six independent non-executive directors and one non-executive as at 31 December 2013. The board has delegated some of its responsibilities to its subcommittees but reserves certain areas of responsibility solely for itself.

The following movements to the board of directors took place during the period from 1 January 2013 to 31 December 2013 and subsequent to year-end.

Executive directors

The board of AngloGold Ashanti announced the resignation of Chief Executive Officer, Mark Cutifani, effective 31 March 2013. The board further announced the appointment of the then current Chief Financial Officer, Srinivasan Venkatakrishnan, and Executive Vice President: Business & Technical Development, Tony O’Neill, as joint interim Chief Executive Officers.

On 18 February 2013, the board announced the appointment of Tony O’Neill as an executive director of the company with effect from 20 February 2013.

On 8 May 2013, the board announced the appointment of Srinivasan Venkatakrishnan (Venkat) as Chief Executive Officer (CEO) effective immediately.

On 21 May 2013, the board announced the appointment of Richard Duffy as Chief Financial Officer (CFO) with effect from 1 June 2013.

On 15 July 2013, the board announced the resignation of Tony O’Neill as an executive director of the company with effect from 19 July 2013.

Non-executive directors

The following directors retired at the Annual General Meeting held on 13 May 2013: Bill Nairn, Ferdinand Ohene-Kena and Frank Arisman.

Tito Mboweni stood down as independent non-executive chairman of the board on 17 February 2014. Sipho Pityana was unanimously appointed non-executive chairman of the board with effect from 17 February 2014.

Prof LW Nkuhlu was appointed as Lead Independent Director in terms of the recommendations of King III with effect from 17 February 2014.

On 25 March 2014, the board announced the appointment of David Hodgson as an independent, non-executive director with effect from 25 April 2014.

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

Retirement by rotation

At every annual general meeting one-third of the directors, including executive directors, will retire by rotation, or if their number is not a multiple of three, then the number nearest to but not less than one third. Directors retiring by rotation are eligible for re-election. The directors required to retire at every annual general meeting will be those who have been the longest in office since their last election. The following directors will retire at the Annual General Meeting to be held on 14 May 2014: Rhidwaan Gasant, Sipho Pityana, Tito Mboweni and Richard Duffy, and are eligible for re-election. Tito Mboweni has decided not to make himself eligible for re-election.

Independence of directors

Determination of independence is guided by King III, the Companies Act, the requirements of the JSE and the New York Stock Exchange’s rules on independence as well as best practice. The board complies, at all times, with the requirement to consist of a majority of independent directors.

On 19 February 2013, Sipho Pityana’s status as an independent non-executive director was changed to non-executive director. The company believed this to be appropriate after AngloGold Ashanti’s South African operations contracted with Izingwe Property Managers (Pty) Limited, after a competitive bidding process, to plan, design, develop and construct 200 residential accommodation units for its employees under a pilot employee homeownership programme. Izingwe Property Managers (Pty) Limited is an associate of Sipho Pityana. This commercial transaction has resulted in his being deemed non-independent in terms of the company’s policy on director independence.

Lead Independent Director

In line with the recommendations of King III, the board appointed the Chairman of the Audit and Corporate Governance Committee as Lead Independent Director (LID). The principal role of the LID is to act when the board chairman is not present or is unable to perform his duties for other reasons, including a conflict of interests. The LID also serves as liaison between the Non-Executive Directors and the board chairman.

Executive Committee

Day-to-day management of the group’s affairs is vested in the Executive Committee, which is chaired by the Chief Executive Officer and comprises 10 members including the Chief Executive Officer. The committee’s work is supported by country and regional management teams.

On 21 May 2013, a major restructuring of the Executive Committee was undertaken to position the team to address the strategy and current imperatives of the company. The Executive Committee was restructured from 13 to 10 members including the appointment of two Chief Operating Officers, one for the South African Region and the second for the International Operations comprising Continental Africa, Australasia and Americas regions.

In terms of Section 66(10), read together with regulation 38 of the Companies Act, AngloGold Ashanti has determined that all members of the Executive Committee are prescribed officers.

Executive contracts

All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s short term incentive scheme, the Bonus Share Plan (BSP), and the Long-Term Incentive Plan (LTIP). All recently updated Executive Committee contracts include details on participation in the Co-Investment plan and the applicable Minimum Shareholder Requirement (MSR).

South African executives (with the exception of the CEO who is remunerated 100% in South Africa) have dual contracts which reflect the percentage of their time focused on offshore business requirements.

The executive contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:

•	The acquisition of all or part of AngloGold Ashanti; or
•	A number of shareholders holding less than 35% of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•	The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2013 were as follows:

Executive committee member	Payment in lieu of notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Committee members	6 months	6 months

In appointing S Venkatakrishnan as the new CEO the Remuneration and Human Resources Committee increased his notice period from 9 months to 12 months in line with the previous CEO, Mark Cutifani’s, notice period. The Remuneration and Human Resources Committee however reduced the change of control from 24 months to 12 months.

Non-executive directors do not hold service contracts with the company. Executive directors do not receive payment of directors’ fees or committee fees.

Board activities in 2013

Outside of meeting on a collective basis, individual board members, especially the Chairman of the board, the Chairman of the Audit and Corporate Governance Committee and the Chairmen of the other board committees, actively and continuously engage with management and other stakeholders on important matters, thereby enabling the board to provide the required strategic leadership.

The following are some key actions and programmes undertaken and implemented by the board in 2013 in fulfilling its functions and responsibilities regarding strategic oversight:

•

Following the resignation of the former Chief Executive Officer with effect from 1 April 2013, ensured stability of executive management by putting in place interim leadership with the appointment of Messrs AM O’Neill and S Venkatakrishnan as joint group Chief Executive Officers.

•	Appointment of a new Chief Executive Officer in May 2013.
•	Appointment of a new Chief Financial Officer in June 2013.
•	Reviewed board committee structures and mandates to improve their effectiveness and efficiency.
•	Established a Technical Advisory Group, which will become operational in 2014, to advise the board and management on technical operational matters.
•	Reviewed the skills set of the board resulting in a decision to recruit an additional director with the requisite technical skills in 2014.
•	Monitored implementation of strategy by the Executive Committee and assessed progress against set objectives.
•	Evaluated and approved strategy and ensured business plans were aligned with needs of the business and stakeholders’ expectations.
•	Discussed and approved management’s budget proposals.
•	Evaluated performance of the board, individual Non-Executive Directors and Committees.
•	Adopted a new constitutional document (Memorandum of Incorporation) and recommended it to shareholders for approval as required by the Companies Act No. 71 of 2008, as amended.
•	Kept abreast with material legal and regulatory developments in operational jurisdictions.
•	Reviewed and approved a revised group’s Delegation of Authority Policy to improve and facilitate decision-making.
•	Post year-end, appointed new board Chairman on the retirement of the former Chairman.

Board committees

The board has established and delegated specific roles and responsibilities to 10 standing committees to assist it in discharging its duties and responsibilities. The terms of reference of each committee are approved by the board and reviewed annually or as necessary.

All board committees, except the Safety, Health and Environment Committee and the Nominations Committee are chaired by independent non-executive directors and the following committees comprise non-executive directors only – Audit and Corporate Governance, Nominations, Remuneration and Financial Analysis.

All committees meet quarterly in accordance with their terms of reference, except the Nominations and Financial Analysis committees which meet on a need-to basis and the Executive Committee which meets monthly or as often as required. Members of the Executive Committee and other management attend meetings of the various committees as and when required. During 2013, all committees held the minimum number of meetings as required and discharged their duties as prescribed by the respective terms of reference.

During 2013, of the two ad hoc committees, the Financial Analysis Committee did not meet and the Party Political Donations Committee was dissolved and its mandate transferred and included with that of the Social, Ethics and Transformation Committee.

Attendance at meetings by directors for the year ended 31 December 2013

Name of Director	Board	Audcom	Rem&HR	R&II	SHE	SE&T	Invcom	Nomcom
TT Mboweni	12/12	–	5/5	–	–	–	4/4	5/5
SM Pityana	11/12	–	4/5	4/4	4/5	4/5	4/4	5/5
FB Arisman(1)	3/4	4/5	2/3	1/2	2/3	–	1/2	2/3
M Cutifani(2)	3/3	–	–	1/1	1/2	1/2	1/1	–
RN Duffy(3)	7/7	–	–	–	–	–	–	–
R Gasant(4)	12/12	9/10	–	4/4	–	–	1/1	5/5
NP January-Bardill	11/12	9/10	–	–	5/5	5/5	–	5/5
MJ Kirkwood(5)	11/12	7/7	5/5	–	–	5/5	4/4	5/5
AM O’Neill(6)	4/5	–	–	–	–	–	–	–
WA Nairn(7)	3/4	–	3/3	2/2	3/3	3/3	2/2	2/3
Prof LW Nkuhlu(8)	12/12	10/10	5/5	4/4	5/5	5/5	1/1	4/5
F Ohene-Kena(9)	3/4	–	–	–	1/3	–	–	1/3
RJ Ruston(10)	11/12	–	2/2	4/4	5/5	5/5	4/4	5/5
S Venkatakrishnan	12/12	–	–	4/4	–	–	4/4	–

(1)	Mr Arisman retired from the board on 13 May 2013.
(2)	Mr Cutifani resigned as CEO and executive director on 31 March 2013.
(3)	Mr Duffy was appointed as CFO and executive director on 1 June 2013.
(4)	Mr Gasant was appointed a member and chairman of the Invcom with effect from 1 September 2013.
(5)	Mr Kirkwood was appointed to Audcom on 1 April 2013.
(6)	Mr O’Neill was appointed as executive director with effect from 20 February 2013 and resigned on 19 July 2013.
(7)	Mr Nairn retired from the board on 13 May 2013.
(8)	Prof Nkuhlu resigned from the Invcom with effect from 1 April 2013.
(9)	Mr Ohene-Kena retired from the board on 13 May 2013.
(10)	Mr Ruston was appointed a member of the Rem&HR with effect from 1 July 2013.

Key
Audcom:	Audit and Corporate Governance Committee
Rem&HR:	Remuneration and Human Resources Committee
R&II:	Risk and Information Integrity Committee
SHE:	Safety, Health and Environment Committee
SE&T:	Social, Ethics and Transformation Committee
Invcom:	Investment Committee
Nomcom:	Nominations Committee

Audit and Corporate Governance Committee

The committee ensures the integrity of financial reporting and that appropriate governance processes are in place. In accordance with best practice recommendations of King III and the Sarbanes-Oxley Act of the United States, membership of this committee comprises four independent non-executive directors. Several members of the executive team and management, including the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer, Group General Counsel and Company Secretary, Vice President Treasury, Senior Vice President Group Internal Audit, Financial Controllers at the regional operations as well as the external auditors attended the committee’s quarterly meetings as invitees. Members of the committee regularly engage with key members of the financial management team for discussion on matters relevant to the committee’s role.

Pursuant to the Companies Act, King III and best practice, in 2013 the committee, among other business:

•	Reviewed and assessed integrity of published financial statements to ensure their preparation was in accordance with relevant accounting standards and other requirements.
•	Considered and confirmed the independence of the external audit firm and recommended its re-appointment by shareholders.
•	Considered and approved the audit fees.
•	Considered and approved internal and external audit plans and monitored performance against these plans.
•	Ensured that the internal audit department had the required resources to deliver on its mandate.
•	Considered internal audit reports and monitored implementation of remedial action to address any adverse findings.
•	Reviewed and pre-approved non-audit services and related fees in accordance with policy on the approval of non-audit services.
•	Evaluated and confirmed the competence and professionalism of the Chief Financial Officer in accordance with JSE Listing Requirements.
•	Evaluated the accounting issues that impacted the group and company’s financial statements.
•	Reviewed major legal cases and disputes that impacted or could impact the company financially.
•	Reviewed and recommended the Annual Integrated Report 2012, Annual Financial Statements 2012 and 2012 annual report on Form 20-F to the board for approval.
•

Held closed sessions with external and internal auditors, Group General Counsel and financial management to discuss any issues they may be facing in executing their responsibilities and advised accordingly.

Remuneration and Human Resources Committee

Remuneration Committee assists the board in discharging its responsibilities relating to executive compensation and non-executive directors’ fees and the development of the company’s human resources.

Highlights of the committee’s activities in 2013 include, amongst others:

•	Considered and recommended implementation of a retention scheme for executive management following the resignation of the then Chief Executive Officer.
•	Assisted the board in determining the remuneration of the new Chief Executive Officer appointed in May 2013.
•	Reviewed and approved corporate goals and objectives relevant to the compensation of the executive management.
•	Approved both short- and long-term executive compensation after evaluating executives’ performance against set targets and consideration of local and international executive remuneration trends.
•	Pro-actively explained the company’s remuneration policy to major shareholders. At the annual general meeting, 82% of shareholders voted to endorse the policy.
•	Reviewed market trends on non-executive directors and made recommendations to the board regarding the board fee proposal to be presented to shareholders for approval.
•

Appointed an external remuneration advisor to assist the committee in better understanding trends in executive and non-executive remuneration, both locally and internationally, enabling the committee to make informed decisions on the subject.

•	Devised adjusted metrics for the 2014 bonus share and long-term incentive plans to reflect the company’s revised priorities and to improve alignment with shareholder interests.

6D.	EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last 3 financial years was:

	2013		2012	2011
South Africa	32,406	(1)	34,186	32,082
Continental Africa	16,625		16,621	16,539
Australasia	925		494	509
Americas	8,374		7,896	7,389
Other, including corporate and non-gold producing subsidiaries	8,104	(2)	6,625	4,723
Total	66,434		65,822	61,242

*	The number of contractors employed on average during 2013 was 18,275.
(1)	The 5% decline in the number employed was a result of cost rationalisation initiatives implemented across the group.
(2)	Includes 3,249 employees at Kibali who are working on projects.

Labour relations and collective bargaining

AngloGold Ashanti recognises the fundamental right of freedom of association of all employees and contractors, and adheres to collective bargaining agreements with due regard to the relevant legislation in the countries in which it operates. Relations with organised labour are founded on mutual respect, and wage negotiations are conducted in line with the company’s values.

Approximately 93 percent of AngloGold Ashanti’s full-time employees are members of a union or are otherwise catered for through collective bargaining agreements. In Australia, union membership is not represented, but a high degree of employee participation in wage discussions is encouraged. Wage settlements are specific to each jurisdiction in which AngloGold Ashanti operates and the company’s approach is to ensure that agreements are fair but realistic, taking into account the local economic context and the impact of any settlement on the long-term viability of the business.

In South Africa a two year wage agreement (the 2013 Wage Agreement), through the established gold sector’s centralised collective bargaining forum, overseen by the Chamber of Mines, were successfully concluded with organised labour Unions representing the majority (72%) of employees in the industry after mediation and a 48-hour strike at the Vaal River operations. The terms and conditions were extended to all employees irrespective of union affiliation. The wage agreement included salary increases in the first year, effective 1 July 2013, of 8% for Category 4 and 5 employees (including rockdrill operators) and 7.5% for the balance of the workforce, a living-out allowance increase and an increase linked to South Africa’s rate of inflation in the second year.

Following unprotected and unlawful strike action at the Moab Khotsong mine some 539 employees were dismissed following duly convened disciplinary hearings. As a result litigation in the South Africa Labour Court is still pending.

The prevailing labour relations environment in the South Africa and in the mining industry in particular remains volatile. AngloGold Ashanti however, has built relationships with all unions including the new union AMCU (Association of Mineworkers and Construction Union). This union together with all unions have been integrated into all statutory and ad hoc committees dealing with labour relations and collective bargaining matters.

In Namibia, following the strike in 2012 at Navachab mine, an improvement in labour relations was seen on site, with a number of outstanding issues being resolved and annual wage negotiations concluded amicably.

Union issues are driven by social plan negotiations due to the reduction of mining activities at Sadiola and Yatela. Successful wage negotiations were conducted in 2013 with 3% agreed and implemented, and backdated 6 months for employees at these mines and the Bamako office.

In Ghana, a two year wage agreement was successfully concluded for the 2012 and 2013 wage period.

In Guinea a one year wage agreement was successfully concluded for 2013.

In Tanzania, in 2013, Geita Gold Mine management signed a revised access agreement with the Tanzania Mine & Construction Workers Union (TAMICO) following which a recognition agreement was concluded for the purposes of communication and consultation.

A pro-active approach to labour relations, integrated with other management initiatives, has been adopted at AngloGold Ashanti’s operations in Argentina, where the uncertain political and economic climate continue to affect relations between the various labour groups and between management and employees. Frequent dialogue with union leaders at local, provincial and national level has taken place during the year. The climate among employees is also monitored, and management communicates proactively with employees to ensure that they are well informed about their conditions of employment.

The increase of salaries for unionised employees in Argentina was finalised in February 2013. The agreement included an increase of 20 percent from February 2013 to June 2013 and 7 percent from July 2013 to January 2014.

In March 2013, CVSA recognised a new union for white collar workers. This union will represent all managers, supervisors and support employees. During the last quarter, this organisation required, from the different companies, a list of issues of their enrolled people. The strategy of companies was to make a collective bargaining agreement through the national chamber of mine and CVSA is an active part of this.

Representation for our contractors (truckers and construction) is still a concern for CVSA, resulting in strikes and movements affecting all mine projects and sites in Santa Cruz. Meetings with the different general managers of the sites in Santa Cruz are being held to address these issues.

In Brazil, AngloGold Ashanti negotiates with three different Unions: Nova Lima Union (which covers 100% of the Cuiaba, Lamego, Queiroz Plant, Rio de Peixe, Administrative and Morro Velho employees), Santa Barbara Union (which covers 100% of the Corrego do Sitio Mine and Plant employees) and Crixas Union (which covers 100% of the Serra Grande employees).

During March, of every year, Brazil operations agree with the different unions regarding the profit sharing for all employees and during August agrees upon the wage collective agreements for most employees except senior management. Both negotiations are a legal requirement and subject to renewal every year.

6E.	SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the company at 31 December 2013 which did not individually exceed 1 percent of the company’s issued ordinary share capital, were:

	Beneficial		Beneficial
	Direct	Indirect	Direct	Indirect

	31 December 2013		31 December 2012

Non-executive directors
FB Arisman	-	-	-	4,984
MJ Kirkwood	3,000	-	-	-
LW Nkuhlu	-	3,000	-	800
RJ Ruston(1)	-	1,000	-	-

Total	3,000	4,000	-	5,784

Executive directors
RN Duffy	1,180	-	-	-
M Cutifani	-	-	61,692	-
AM O’Neil	-	-	-	7,000
S Venkatakrishnan	78,437	-	52,508	-

Total	79,617	-	114,200	7,000

Company Secretary
ME Sanz Perez	1,135	-	-	-

Total	1,135	-	-	-

Prescribed officers
I Boninelli	-	1,284	-	-
CE Carter	36,500	-	25,078	-
GJ Ehm(2)	1,213	-	-	-
MP O’Hare	1,379	-	-	-
RW Largent	1,910	-	-	-
DC Noko	615	-	-	-

Total	41,617	1,284	25,078	-

Grand total	125,369	5,284	139,278	12,784

(1)	Held on the Australian stock exchange as 5,000 CHESS Depository Receipts (5 CDIs are equivalent to 1 ordinary share).
(2)	Held on the Australian stock exchange as 6,067 CHESS Depository Receipts (5 CDIs are equivalent to 1 ordinary share).

DIRECTORS’ INTERESTS IN E ORDINARY SHARES

SM Pityana, non-executive director of AngloGold Ashanti, has an indirect beneficial holding in the company given that he is a trustee and beneficiary of a trust which holds a 44 percent interest in Izingwe Holdings, the company’s BEE partner. As at 31 December 2013, Izingwe Holdings held 350,000 E ordinary shares in the issued capital of the company (2012: 700,000 E ordinary shares). This holding is unchanged at the date of this report.

A register detailing directors and prescribed officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

CHANGE IN DIRECTOR’S AND PRESCRIBED OFFICER’S INTERESTS IN ANGLOGOLD ASHANTI SHARES SINCE 31 DECEMBER 2013

	Date of transaction	Type of transaction	Number of shares	Direct/indirect beneficial holding
Executive directors
RN Duffy	4 March 2014	On market purchase of shares	5,025	Indirect
S Venkatakrishnan	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,572	Direct

Company Secretary
ME Sanz Perez	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,520	Direct
	4 March 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	851	Direct

Prescribed officers
GJ Ehm	21 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,000	Direct
MP O’Hare	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	695	Direct
	5 March 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	461	Direct
I Boninelli	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	963	Indirect
CE Carter	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,287	Direct
DC Noko	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	461	Direct
RW Largent	24 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,600	Direct
YZ Simelane	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,440	Direct

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

Co-Investment Executive Share Plan

To assist executives in meeting their MSR’s, with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), and this has been adopted on the conditions below:

Executives will be allowed to take up to 50 percent of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150 percent, with vesting over a two-year period in two equal tranches.

SHARE OWNERSHIP OF EMPLOYEES

At a general meeting of shareholders held on 11 December 2006, members approved the creation of 4,280,000 E ordinary shares of 25 South African cents pursuant to an employee share ownership plan for the benefit of certain AngloGold Ashanti employees, of which the majority are historically disadvantaged South Africans as defined in the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry. For details on the E ordinary share capital, see “Item 7: Shareholders and related party transactions – E Ordinary shares”.

At a general meeting held on 11 May 2011, shareholders approved an amendment to the BEE transaction authorising an additional issue of 48,923 ordinary shares to be made to the ESOP and the reinstatement of lapsed E ordinary shares to be made. The amendment also revised changes to the vesting criteria and duration of the scheme.

On 9 June 2011, a total of 1,329,164 E ordinary shares were reinstated.

AngloGold Share Incentive Scheme

AngloGold Ashanti operates a share incentive scheme through which Executive Directors, members of the Executive Committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the group, support its continued growth, and to promote the retention of such employees.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date of grant, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest caliber. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the “AngloGold Share Incentive Scheme” or “Share Incentive Scheme”.

Although the Remuneration and Human Resources Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.

The type and vesting criteria of the options or awards granted are:

Performance-related options

The granting of performance-related options was approved by shareholders at the Annual General Meeting held on 30 April 2002 and amended at the Annual General Meeting held on 29 April 2005 when it was agreed that no further performance-related options would be granted. Performance-related options granted will terminate on 1 November 2014, being the date on which the last options granted hereunder may be exercised or they will expire.

Bonus Share Plan (BSP)

The granting of awards in terms of the BSP was approved by shareholders at the Annual General Meeting held on 29 April 2005 and amended at the General Meeting held on 6 May 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening of the vesting period. Executive directors, executives and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant remains in the employ of the company at the date of vesting unless an event, such as death, retirement or redundancy occurs, which may result in an earlier vesting date. In respect of awards granted in 2008 and thereafter, the vesting period has been shortened to two years, with 40 percent of awards granted vesting in year one and 60 percent in year two from the date of grant or, in the event that participants awards remain unexercised after three years from the original grant date, an additional 20 percent will be granted.

Certain changes were approved at the Extraordinary General Meeting of shareholders held on 11 March 2013. The 20 percent uplift for the retention of shares for three years fell away but was added to the initial 100 percent resulting in an allocation of 120 percent share matching for all categories of management. The Executive Committee members received an increased allocation from 120 percent to 150 percent. The vesting period has been shortened to two years with 50 percent vesting 12 months after the date of issue and the remaining 50 percent vesting 24 months after the date of issue.

Long-Term Incentive Plan (LTIP)

The granting of awards in terms of the LTIP was approved by shareholders at the Annual General Meeting held on 29 April 2005. Executive directors and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, are met, and provided that the participant remains in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurs, which may result in an earlier vesting date.

In 2013, the Remuneration and Human Resources Committee approved a new retention bonus scheme comprising both cash (40 percent of total base pay) and shares (60 percent of base pay) which was implemented on 1 March 2013 for the Executive Committee members. This was implemented over the short term to support a strategy of retaining the top management for a minimum period of 18 months to ensure delivery on key business imperatives, while the new Chief Executive Officer was inducted. The share award will be a performance-based share (LTIP) granted in March 2013. Subject to the performance conditions, these shares will vest at the end of August 2014. In line with the LTIP vesting, the cash portion will be paid at the end of August 2014, based on the achievement of the performance conditions.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to 31 December 2013 and subsequent to year-end are set out in the table below.

Number of options and awards granted

	Balance at 1 January 2013	Granted during 2013	Exercised during 2013	Pre-tax gains on share options exercised ($’000)	Lapsed during 2013	Balance as at 31 December 2013(1)
Executive Directors
M Cutifani(3)	271,891	5,429	88,594	2,005	188,726	-
RN Duffy	109,648	65,193	-	-	8,298	166,543
AM O’Neill(4)	150,113	124,961	129,284	1,914	145,790	-
S Venkatakrishnan	136,395	99,043	-	-	15,045	220,393
	668,047	294,626	217,878	3,919	357,859	386,936
Prescribed officers(2)
I Boninelli	30,158	52,314	-	-	-	82,472
CE Carter	66,331	66,929	13,609	317	7,262	112,389
GJ Ehm	68,471	59,443	-	-	5,452	122,462
RW Largent	56,206	76,865	12,537	306	7,461	113,073
MP O’Hare	74,619	66,699	2,306	54	5,396	133,616
M MacFarlane	-	42,765	-	-	42,765	-
D Noko	-	45,334	-	-	-	45,334
ME Sanz Perez	21,793	46,087	-	-	-	67,880
YZ Simelane	42,969	36,218	-	-	5,152	74,035
Total prescribed officers	360,547	492,654	28,452	677	73,488	751,261
Other management	3,551,735	2,533,048	684,413	12,227	850,184	4,550,186
Total share incentive scheme	4,580,329	3,320,328	930,743	16,823	1,281,531	5,688,383

(1)	The latest expiry date of all options/awards granted and outstanding at 31 December 2013 is 13 March 2023.
(2)

Pursuant to the South African Companies Act 71, of 2008, as amended, which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.

(3)	No longer an Executive Director with effect from 31 March 2013.
(4)	No longer an Executive Director with effect 15 July 2013 and went on early retirement from 2 August 2013.

Subsequent to year end and up to 28 February 2014, no options/awards have been exercised by Executive Directors and Prescribed Officers, except for: CE Carter who exercised 4,481 awards for a pre-tax gain of $89k; and RW Largent who exercised 4,790 awards for a pre-tax gain of $101k.

A total of 1,668,617 options/awards out of the 5,688,383 options/awards granted and outstanding at 31 December 2013 are fully vested.

Awards granted since 2005 have been granted at nil cost to participants.

Non-executive directors are not eligible to participate in the share incentive scheme.

Awards granted in respect of the previous year’s financial results:

Number of awards issued in	Total(1) 2014	Total(2) 2013	Total(3) 2012
Executive Directors
M Cutifani(5)	-	5,429	112,183
S Venkatakrishnan	166,625	99,043	52,176
RN Duffy	92,361	65,193	27,790
AM O’Neill(6)	-	124,961	45,512
Total executive directors	258,986	294,626	237,661
Prescribed officers
I Boninelli	73,930	52,314	21,590
CE Carter	88,001	66,929	25,507
GJ Ehm	103,913	59,443	22,286
RW Largent(4)	161,509	76,865	26,083
RL Lazare(7)	-	-	1,901
MP O’Hare	95,877	66,699	22,809
M MacFarlane	-	42,765	-
D Noko	68,178	45,334	-
ME Sanz Perez	73,107	46,087	13,387
TML Setiloane(8)	-	-	1,263
YZ Simelane	39,091	36,218	13,350
Total prescribed officers	703,606	492,654	148,176
Total awards to executive management	962,592	787,280	385,837

(1)	Includes awards granted in respect of the 20% top-up for the 2011 BSP awards.
(2)

Includes awards granted in respect of the 20% top-up for the 2010 BSP awards, 2013 BSP matching awards and 2013 LTIP (inclusive of the 60% share retention bonus award; the 40% deferred cash portion will be reported in the year of payment, i.e. 2014).

(3)	Includes awards granted in respect of the 20% top-up for the 2009 BSP awards.
(4)	Received a cash payment in lieu of the 2010 BSP top-up due to US tax restrictions.
(5)	No longer an executive director with effect from 31 March 2013.
(6)	No longer an executive director with effect from 2 August 2013.
(7)	No longer a prescribed officer with effect from 31 March 2012.
(8)	No longer a prescribed officer with effect from 31 August 2011.

Number of time-related, performance-related, BSP and LTIP awards granted

In accordance with the JSE Listings Requirements and the rules of the AngloGold Share Incentive Scheme, the changes in options and awards granted and the ordinary shares issued as a result of the exercise of options and awards during the period 1 January 2013 to 28 February 2014 are disclosed below:

	Performance related	Bonus Share Plan(1)	Long-Term Incentive Plan(1)	Total Share Incentive Scheme	Total shares issued
At 1 January 2013	92,967	2,156,456	2,330,906	4,580,329	8,759,065
Movement during year
– Granted	-	1,300,968	2,019,360	3,320,328
– Exercised	(370)	(645,735)	(284,638)	(930,743)	930,743
– Lapsed – terminations	(35,715)	(212,802)	(1,033,014)	(1,281,513)
At 31 December 2013	56,882	2,598,887	3,032,614	5,688,383	9,689,808
Average exercise/issue price per share outstanding
Subsequent to year-end
– Granted	-	1,924,042	2,167,474	4,091,516
– Exercised	-	(171,324)	(44,975)	(216,299)	216,299
– Lapsed – terminations	(14,093)	(8,742)	(285,651)	(308,486)
At 28 February 2014	42,789	4,342,863	4,869,462	9,255,114	9,906,107

(1)	BSP and LTIP awards granted at nil cost to participants.

Following a change in the Schedule 14 of the JSE Listings Requirements (Share Incentive Schemes) on 15 October 2008, the maximum number of shares attributable to the scheme was changed from 2.75 percent of issued share capital from time to time to a fixed figure of 17,000,000. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the shares attributable to the scheme, being 850,000 ordinary shares in aggregate.

Also, as a result of the change to the JSE Listings Requirements, as aforementioned, the recycling of options/awards that have vested and which have been delivered, and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued in terms of the share incentive scheme, as a result of this rule change:

Details	Options/Awards
Total number of options/awards attributable to the scheme at 31 December 2013	17,000,000
Less:
– Total number of options/awards granted and outstanding at 31 December 2013	(5,688,383)
– Total number of options/awards exercised:
– During the period 15 October to 31 December 2008	(101,013)
– During the period 1 January to 31 December 2009	(1,131,916)
– During the period 1 January to 31 December 2010	(823,411)
– During the period 1 January to 31 December 2011	(889,593)
– During the period 1 January to 31 December 2012	(945,641)
– During the period 1 January to 31 December 2013	(930,743)
Total options/awards available but unissued at 31 December 2013	6,489,300

ITEM 7: SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

OVERVIEW

DESCRIPTION OF ANGLOGOLD ASHANTI’S SHARE CAPITAL

AngloGold Ashanti’s share capital consists of four classes of stock:

•	Ordinary shares, par value 25 South African cents each (the “ordinary shares”);
•	E-Ordinary shares, par value 25 South African cents each (the “E-ordinary shares”);
•	A redeemable preference shares, par value 50 South African cents each (the “A preference shares”); and
•	B redeemable preference shares, par value 1 South African cent each (the “B preference shares”).

The authorised and issued share capital of AngloGold at 31 December 2013 is set out below:

Title of class	Authorised	Issued
Ordinary shares	600,000,000	402,628,406
E-Ordinary shares	4,280,000	712,006
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896

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

The following are the movements in the ordinary issued share capital at 31 December:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2013		2012		2011

At 1 January	383,320,962	95,830,241	382,242,343	95,560,586	381,204,080	95,301,020
Issued during the year:
- Settlement of the outstanding 6 percent Mandatory Convertible Subordinated Bonds	18,140,000	4,535,000	–	–	–	–
- Bokamoso ESOP on conversion of E ordinary shares	145,018	36,254	84,446	21,112	60,695	15,174
- Izingwe on conversion of E ordinary shares	91,683	22,921	48,532	12,133	39,052	9,763
- BEE transaction (as approved by shareholders on 11 May 2011) Bokamoso ESOP					48,923	12,231
- Exercise of options by participants in the AngloGold share Incentive Scheme	930,743	232,686	945,641	236,410	889,593	222,398
	402,628,406	100,657,102	383,320,962	95,830,241	382,242,343	95,560,586

During the period 1 January 2014 to and including 2 April 2014, 514,011 ordinary shares were issued at an average issue price of R176.35 per share, resulting in 403,142,417 ordinary shares being in issue at 2 April 2014. Of the 514,011 ordinary shares issued during the period 1 January 2014 to and including 2 April 2014, 3,665 ordinary shares were issued on conversion and cancellation of 14,110 E ordinary shares in accordance with the applicable conversion formula.

E ordinary shares

The following are the movements in the E ordinary issued share capital at 31 December:

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2013		2012		2011

At 1 January	1,617,752	404,438	2,582,962	645,741	2,806,126	701,532
Reinstated					1,329,164	332,291
Issued during the year:
- Cancelled in exchange for ordinary shares in terms of the cancellation formula	(905,746)	(226,437)	(965,210)	(241,303)	(1,552,328)	(388,082)
	712,006	178,001	1,617,752	404,438	2,582,962	645,741
On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a Black Economic Empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) – (collectively, the BEE transaction).

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

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

7A.	MAJOR SHAREHOLDERS

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5 percent of the ordinary issued share capital of the company:

Ordinary shares held at	31 December 2013		31 December 2012		31 December 2011
Shareholder*	Number of Shares	percent Voting Rights	Number of Shares	percent Voting Rights	Number of Shares	percent Voting Rights

Investec Asset Management Pty Limited (South Africa)	35,614,617	8.85	20,108,121	5.25
First Eagle Investment Management LLC	33,159,762	8.24
Paulson & Co., Inc	31,424,135	7.80	28,607,495	7.46	32,570,668	8.52
Public Investment Corp. of South Africa	30,166,288	7.49	20,050,361	5.23
Van Eck Global	21,842,177	5.42
Allan Gray Unit Trust Management Limited			20,510,646	5.35	24,710,806	6.46

* Shares may not necessarily reflect the beneficial shareholder

At 31 December 2013, a total of 185,581,840 shares (or 46.09 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt programme. Each American Depositary Share (ADS) is equivalent to one ordinary share. At 31 December 2013, the number of persons who were registered holders of ADSs was reported at 3,045. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at 31 December 2013, there were 14,823 holders of record of AngloGold Ashanti ordinary shares. Of these holders 428 had registered addresses in the United States and held a total of 40,190,942 ordinary shares, approximately 10 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At 31 March 2014, a total of 187,924,506 ADSs or approximately 46.6 percent of total issued ordinary share capital, were issued and outstanding and held of record by approximately 2,975 registered holders.

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year ended 31 December 2013:

At 31 December	2013
(in millions)	Purchases (by)/from related party $	Amounts owed to/(by) related party $
Purchases of goods and services (by)/from equity accounted joint ventures and associates
Margaret Water Company	5	-
Société d’Exploitation des Mines d’Or de Sadiola S.A.	11	(3)
Société d’Exploitation des Mines d’Or de Yatela S.A.	2	-
Société des Mines d’Or Morila S.A.	5	-
Trans-Siberian Gold plc	2	-
	25	(3)

Amounts due by joint venture and associate related parties arising from purchases of goods and services are unsecured and non-interest bearing.

As at 31 December 2013 there are no outstanding balances arising from purchases of goods and services owed to related parties.

AngloGold Ashanti entered into an agreement (“Agreement”) with Izingwe Property Managers (Pty) Limited (“Izingwe Property”) under which Izingwe Property assists AngloGold Ashanti in planning, design, development and construction of 200 units of housing in South Africa for employees of AngloGold Ashanti. Izingwe Property’s roles are those of development and project manager and main contractor. The terms of the Agreement, entered into on 19 February 2013, call for payments from AngloGold Ashanti to Izingwe Property in the amount of $5m in consideration for Izingwe Property’s services. To date $1.9m has been paid to Izingwe Property pursuant to the agreement. Mr Sipho Pityana, a non-executive director of the Company, is Chairman and a 44% shareholder in Izingwe Holdings (Pty) Limited (“Izingwe”), AngloGold Ashanti’s BEE partner. Izingwe Capital (Pty) Limited, an associate company of Izingwe is the majority shareholder of Izingwe Property.

Loans due by associates as at 31 December

(in millions)	2013 $
Oro Group (Pty) Limited(1)	1

(1)	The loan bears a market related interest rate determined by the Oro Group (Pty) Limited’s board of directors and is repayable at its discretion.

As at 31 December 2013 there are no outstanding balances arising from loans owed to related parties.

7C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8: FINANCIAL INFORMATION

8A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

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

•

The State of Goiás v. Mineração Serra Grande S.A. (MSG): In Brazil, in 2006, MSG received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12 percent on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first assessment (First Assessment) and the second assessment (Second Assessment) are approximately $62 million and $39 million, respectively (in each case, including estimated penalties and interest). In November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás then appealed to the full board of the State of Goiás tax administrative council. In November 2011, with respect to the First Assessment, and June 2012, with respect to the Second Assessment, the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. Both the First Assessment and the Second Assessment were remitted to the COMEX and the final ruling was in favour of the State of Goiás. MSG believes both assessments are in violation of federal legislation on sales taxes and is considering its options.

•

The State of Goiás v. Mineração Serra Grande S.A. (MSG): In 2013 the Goiás State Treasury filed claims that formal offenses had been committed by MSG regarding certain tax obligations, specifically the entering of information in certain tax years identifying incorrectly the state in which MSG mined gold. MSG, through a third-party vendor, inadvertently identified another state in the federation, not Goiás, as the production state. The State of Goiás alleges that such procedural errors resulted in an actual loss of revenue to the State, as the Federal government uses the information provided by the company to determine, in part, how much revenue is transferred to the State by the Federal government. The estimated value of the tax challenge is approximately $84 million. MSG filed an administrative challenge at the first level which was denied, and is preparing to file a second administrative challenge appealing the negative ruling.

•

The State of Minas Gerais v. Mineração Serra Grande S.A.: In Brazil, MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected all MSG’s appeals against the assessment, reaching its closure under the Administrative Court in 2003. In 2005, the State of Minas Gerais began the Judicial Foreclosure of the assessment which is yet to be sentenced. The assessment is approximately $16 million.

As part of the acquisition by AngloGold Ashanti of the remaining 50 percent interest in MSG during June 2012 from Kinross Gold Corporation (Kinross), Kinross has provided an indemnity to a maximum amount of BRL255 million (approximately $109 million) against the specific exposures related to the tax assessments from the State of Goiás and the State of Minas Gerais.

•

Departamento Nacional de Produção Mineral (DNPM) v. AngloGold Ashanti Brazil Mineração (AABM): In Brazil, in November 2007, the DNPM, a federal mining authority, issued a tax assessment against AABM in the amount of $19 million relating to the calculation and payment by AABM of the financial contribution on mining exploitation in the period from 1991 to 2006.

•

AngloGold Ashanti’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $19 million.

•

Notice from the Colombian Tax Office (DIAN) to AngloGold Ashanti Colombia S.A. (AGAC): AGAC received notice in January 2013 from DIAN that DIAN disagreed with the company’s tax treatment of certain items in AGAC’s 2010 and 2011 income tax returns. DIAN has requested that the company voluntarily amend its income tax return for the 2010 and 2011 periods. The company believes that the tax legislation has been applied correctly by AGAC and requested that the tax authority reconsider its finding. The tax authority agreed to review the matter. This review is anticipated to take twelve months, at the end of which AGAC may file suit if the ruling is not reversed. An estimated additional tax of $35 million will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $153 million based on Colombian tax law.

SOUTH AFRICA

•	Silicosis litigation

Mankayi v. AngloGold Ashanti. In October 2006, a former employee, Mr. Thembekile Mankayi, instituted a legal action in the Witwatersrand Local Division High Court of South Africa against AngloGold Ashanti, claiming approximately R2.6 million (approximately $0.3 million) for damages allegedly suffered as a result of silicosis. Mr. Mankayi’s case was heard in the High Court of South Africa in June 2008, and an appeal was heard in the Supreme Court of Appeal in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti on the basis that an employer is indemnified against such a claim for damages by section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). Mr. Mankayi then lodged a further appeal that was heard in the Constitutional Court of South Africa (Constitutional Court). On 3 March 2011, the Constitutional Court held that section 35 of COIDA does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Workers Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer outside the provisions of either statute. Following the Constitutional Court judgement, Mr. Mankayi’s estate may proceed with his case in the High Court. Without paying any amount in settlement of the claim, AngloGold Ashanti paid to Mr. Mankayi’s estate agreed legal costs in January 2013.

Following the Constitutional Court decision, AngloGold Ashanti has become subject to other claims relating to silicosis and other Occupational Lung Diseases (OLD), including potential class actions and several individual claims.

Bangumzi Bennet Balakazi and others v. AngloGold Ashanti and Bongani Nkala and others v. Harmony Gold Mining Company Ltd., AngloGold Ashanti, Free State Consolidated Gold Mines (Operations) Ltd. and others. On or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi and others in which the applicants sought an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constituted members of a class for the purpose of proceedings for declaratory relief and claims for damages. On or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, along with other mining companies operating in South Africa, were served with an application instituted by Bongani Nkala and others to certify another class consisting of (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965, to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti delivered notices of intention to defend against both applications.

On or about 21 August 2013, AngloGold Ashanti, along with several other South African gold mining companies, was served with an application to consolidate the two proposed class actions of Bangumzi Bennet Balakazi and others v. AngloGold Ashanti and Bongani Nkala and others v. Harmony Gold Mining Company Ltd. and others. At the same time, the respondent gold companies were also served with a request to amend the classes identified in these previous applications and to instead certify two classes consisting of (i) current and former mineworkers who have contracted silicosis, and the dependants of mineworkers who died of silicosis (whether or not accompanied by any other disease), where such mineworkers worked for at least two years on one or more of the respondent gold mines after 12 March 1956, whose claims are not amongst those which were determined in the arbitration of Blom and others v. Anglo American South Africa Ltd. (AASA), and who are not named plaintiffs in another action instituted in the United Kingdom currently underway against AASA; and (ii) who have or had contracted pulmonary tuberculosis, or are the dependants of deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis), where such mineworkers worked for at least two years on one or more of the respondent gold mines after 12 March 1956. For each of the two proposed classes, the applicants alternatively propose the certification of distinct classes for each respondent gold mining company on the same terms. AngloGold Ashanti will defend against the request for certification of these classes in 2014. In the event the class is certified, such class of workers would be permitted to institute actions against AngloGold Ashanti for amounts as yet unspecified. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect of the allegations and the request for certification of a class. AngloGold Ashanti must file an answering affidavit to the certification proposal by 31 May 2014.

Individual claimants’ actions against AngloGold Ashanti. In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is R77 million (approximately $7 million). On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims and took legal exception to the summonses on the ground that certain particulars of claim were unclear. On 4 April 2014, the High Court of South Africa dismissed these exceptions. AngloGold Ashanti intends to continue to defend these cases on their merits.

On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is R48 million (approximately $4.5 million). AngloGold Ashanti has filed a notice of intention to oppose these claims.

On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is R1.1 billion (approximately $109 million). AngloGold Ashanti has filed a notice of intention to oppose these claims.

On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is R943 million (approximately $90 million). AngloGold Ashanti has filed a notice of intention to oppose these claims.

AngloGold Ashanti cannot predict whether or when more individual claims will be filed in the future or whether the classes described above or other classes will be certified. Should any such claim result in an adverse outcome for AngloGold Ashanti, any such outcome would have an adverse effect on its financial position, which could be material.

•

AngloGold Ashanti v. Pamodzi Gold (Orkney) (Pty) Limited (in Provisional Liquidation) (Pamodzi): AngloGold Ashanti sold certain mine shafts to another mining company in 1998 but continued to service them pursuant to the terms of a service contract. When Pamodzi later purchased the shafts, AngloGold Ashanti provided services to Pamodzi on the same basis that it had provided services to the previous owner, on the understanding that a new agreement would be entered into once all of the commercial terms of such an agreement were finalized. On 10 March 2009, prior to AngloGold Ashanti and Pamodzi entering into a new services agreement, a creditor of Pamodzi applied to have Pamodzi placed under provisional liquidation. This application was granted by the North Gauteng High Court.

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

On 16 March 2012, Pamodzi (in provisional liquidation) and four others issued summons against AngloGold Ashanti in the North Gauteng High Court, Pretoria, demanding the return of approximately R89.5 million (approximately $10 million) paid by Pamodzi to AngloGold Ashanti less than six months prior to the winding-up of Pamodzi. Plaintiffs further allege that AngloGold Ashanti took possession of some 26.9 kilograms of gold owned by Pamodzi in March 2009 and demand either that the gold be returned or that reimbursement be provided in the amount of R7.1 million (approximately $0.8 million). Pamodzi entered final liquidation and withdrew its claim against AngloGold Ashanti on 16 May 2013.

•

Chamber of Mines of South Africa acting in its own name and o.b.o. Harmony Gold Mining Company Ltd, AngloGold Ashanti Ltd and Sibanye Ltd v AMCU (First Respondent): At the start of 2014, the Association of Mineworkers and Construction Union (AMCU) embarked upon protracted strike action in the platinum sector after reaching deadlock during wage negotiations with Anglo Platinum, Impala Platinum and Lonmin respectively. In the Gold Sector following the extension of the 2013 Wage Agreement to all employees irrespective of their union affiliation AMCU on 20 January 2014 served strike notices at three gold companies to challenge the extension of the 2013 Wage Agreement to members of AMCU. An interim interdict was granted to the Chamber of Mines by the Labour Court in Johannesburg on 30 January 2014, declaring the intended strike unprotected and prohibiting unprotected strike action as well as any conduct that might encourage workers to embark on strike action. AMCU was ordered to return to court on 14 March 2014 to explain why the interim interdict should not be made permanent. This deadline was subsequently postponed to 5 June 2014. For details on the 2013 Wage Agreement, see “Item 6D.: Employees—Labour relations and collective bargaining”.

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

In 2013, the Tribunal de Cundinamarca (a Colombian appellate court) dismissed both cases known as Maria del Pilar Hurtardo v Federal Department of Mines, Ingeominas and AGAC.

The class action lawsuit that has progressed the most is Uscocoello, which was filed in the Third Administrative Court of the District of Ibagué on 9 September 2010. It named each of Ingeominas (the Colombian regulatory agency for mining activities), the Federal Department of the Environment, Housing and Territorial Development, as well as the Federal Department of Mines as defendants. AGAC was subsequently joined to the lawsuit as an additional defendant. The plaintiffs are the User Association of the Land Adequation District of Coello and Cucuana Rivers (Usocoello) (a cooperative representing local farmers), the Autonomous Regional Corporation of Tolima (“Cortolima”), (the government of the State of Tolima), the Office of the Attorney General of the State of Tolima (Procurador Judicial Ambiental y Agrario para el Tolima), the University of Ibagué (Estudiantes de la Universidad del Rosario), (a student association of the University of El Rosario) and Fedearroz (the Colombian association of rice growers).

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

As no settlement was reached at a special conciliation hearing (Pacto de Cumplimiento) held on 27 April 2011, the trial has continued and the court is gathering evidence from the parties in preparation for its ruling.

•	Toche Anaima Belt class action lawsuit: In addition to the La Colosa class action lawsuits, the following lawsuit was filed in connection with the Toche Anaima Belt.

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

•

Cortolima’s injunction against AGAC: On 11 March 2013, Cortolima issued a regulatory injunction against AGAC alleging, among other things, that in relation to certain of AGAC’s La Colosa exploration activities, AGAC was operating without proper permits and regulatory permission and was engaging in drilling and other activities that were having negative effects on the environment. On 22 March 2013, AGAC delivered a resolution against the injunction, seeking an annulment of the action and the restoration of AGAC’s rights to continue exploration activities in the area. On 27 May 2013, AGAC’s request to have the injunction order annulled was denied by the Director of Cortolima and, as a result, the injunction remains in place. AGAC has initiated legal proceedings to have the injunction lifted. AngloGold Ashanti anticipates that Cortolima may issue a formal sanction against AGAC. In response, AGAC has filed a disciplinary and criminal complaint against both the Director of Cortolima and its legal counsel based on its approval and issuing of the injunction that AngloGold Ashanti asserts exceeds Cortolima’s authority and is in violation of Colombian law. AGAC has asked the General (Federal) Public Attorney (Procuraduría General) (the “Public Attorney”) to assume control of the case, and has requested a new reconciliation hearing. The Public Attorney is currently investigating the matter. While the injunction remains in place, AGAC will not be able to engage in certain of its activities related to the La Colosa Project.

•

Department of the Environment, Housing and Territorial Development (DoE) v. AngloGold Ashanti Colombia S.A.: In Resolution No. 785 of 29 April 2009, the DoE opened an investigation against AGAC and brought a list of charges against it for carrying out exploratory activities at the La Colosa project without having obtained the applicable permit to partially or temporarily use the soil of a forest reserve that was designated as a restricted area. In particular, the DoE alleged that AGAC violated Article 210 of the Code of Natural Resources (the “Code”), which requires a company to obtain such a permit when it plans on carrying out an economic activity that will involve the cutting down of trees. In 2010, while conducting its investigation, the DoE also proceeded to update the existing mining terms of reference, which set forth the environmental studies and other environmental activities that each mining company is required to conduct in connection with the exploration phase of its respective mining project. As reflected in Article 34 of the Code, the new terms of reference specify that exploration may not be carried out in restricted areas without a permit sanctioning such exploration. The DoE then resolved that AGAC was in breach of the 2010 terms of reference and issued a fine of $75k against AGAC. The company has challenged the finding of the DoE.

As the parties were unable to reach an agreement at a conciliation meeting held on 30 May 2011, AGAC filed an action against the DoE in the Administrative Superior Court of the Cundinamarca District to annul the penalties. On 16 April 2012, the action was submitted to the court office of the Cundinamarca District for admission.

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

DUBAI

•

AngloGold Ashanti v. Thani Investments LLC (TI): In September 2011, AGA made advances totalling $35 million under a loan agreement entered into with Thani Ashanti Alliance Limited (TAAL). The loan was secured inter alia by a guarantee by TI and matured on 31 December 2012.

Payment of the loan plus interest was not made at maturity which gave rise to an event of default under the loan agreement. AngloGold Ashanti sent notices of demand to TI and other related parties. In February 2013, at the request of AngloGold Ashanti, a Dubai court issued an order granting the attachment of a bank account of TI in favour of AngloGold Ashanti. No funds could be recovered from the bank account. On 26 February 2013, AngloGold Ashanti brought in a claim against TI under the guarantee in the Dubai courts. On 17 March 2013, AngloGold Ashanti also brought an action to liquidate TI.

In April 2013, TI lodged an application that objected to the attachment order we obtained with respect to a TI bank account in February 2013 and sought to have it postponed until the main proceedings had been determined. In June 2013, the court rejected TI’s objection and upheld our attachment order. In August 2013, a settlement agreement was concluded between AGA and TI wherein the parties agreed to settle all claims and disputes in relation to the loan and in terms of which TI paid the loan amount plus interest back to AGA. AGA subsequently released all security that it held against repayment of the loan and the parties withdrew all cases in the Dubai courts relation to this matter.

GHANA

•

Westchester Resources Limited (Westchester) / Africore Ghana Limited (Africore) vs. AngloGold Ashanti (Ghana) Limited (AGAG): Westchester and Africore (together, the “plaintiffs”) commenced separate actions in the High Court of Ghana claiming that AGAG breached the exploration agreement they respectively entered into with AGAG on 31 October 2000. The cases were consolidated.

On 31 March 2011, the High Court gave judgement in favour of the plaintiffs and awarded total damages of $17.4 million to Westchester and Africore jointly for breach of the agreements and total costs of GHc30,000. On 4 April 2011, AGAG filed an appeal to the Court of Appeal and subsequently applied to the trial court for an order for a stay of execution of the judgement pending the hearing and determination of the appeal. The court granted the application on condition that AGAG pay $3 million to each plaintiff (with the full amounts to be awarded upon execution of the judgement if appeals are unsuccessful) and that the plaintiffs give an undertaking that the said sums would be refunded in the event that AGAG’s appeal is successful. On 24 October 2011, following AGAG’s application before the Court of Appeal requesting a variation of the conditions of the stay of execution, the Court of Appeal altered the High Court’s decision by ordering AGAG to pay $1 million (rather than $3 million) to each plaintiff and deposit an additional $4 million total with the Registrar for investment pending the determination of the appeal. On 20 December 2012, the Court of Appeal affirmed the judgement of the High Court and dismissed AGAG’s appeal. AGAG filed an appeal to the Supreme Court contesting the decision of the High Court and an application for directions. In a ruling on 27 March 2013, the Court upheld the respondents’ objection to the application for directions and ordered that AGAG file its notice of appeal before the Court of Appeal and file a subsequent application for stay of execution. Also on 27 March 2013, the plaintiffs by an ex parte motion to seek an order for the release of the $4 million which had been placed with the Registrar, which was granted and the monies subsequently released to the parties without notice to AGAG. AGAG applied to have the decision of the high court set aside, which was denied. AGAG simultaneously applied to the Supreme Court for a certiorari to quash the decision of the High Court. On 19 December 2013, the Supreme Court refused the application of AGAG on grounds that the hearing of the substantive appeal was far advanced and any interlocutory orders would delay the process. However the plaintiffs subsequently applied for the rectification of records of proceedings which was granted on 17 January 2014. This had the effect of restarting the Appeal Process. AGAG was therefore served with a new Form 6 and re-filed its statement of case on 3 March 2014. The Plaintiffs were to file their reply by 24 March 2014. AGA has filed a search to confirm if the reply has been filed, failing which AGA will apply for judgement in default of a reply.

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

On 3 April 2009, the NLC ordered AGAG to pay each petitioner the difference between the redundancy package and the early retirement benefit. The High Court upheld the order, but the Court of Appeal reversed the order on 14 March 2011, and allowed AGAG’s application for a stay of execution pending appeal. The records of appeal were settled and on 26 November 2012, AGAG filed its written submissions. The Court has fixed 30 May 2013, to deliver its judgement. On 30 May 2013, the Court of Appeal upheld the Appeal of AGAG and overturned the judgement of the High Court as well as the decision of the NLC.

Abdul Waliyu and 152 others vs. AngloGold Ashanti (Ghana) Limited (AGAG): AGAG is involved in litigation relating to the Pompora Treatment Plant (PTP), which was decommissioned in 2000, near the Obuasi mine. On 2 April 2013 AGAG received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the PTP. Plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers.

The writ asks the court to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to operation of the PTP. AGAG entered notices of appearance and filed a motion to have the writ set aside for non-disclosure of the addresses of all the plaintiffs. The motion was scheduled to be heard on 20 May 2013, however AGAG was then informed in Court that the plaintiffs had filed an amended writ in which their respective addresses had been provided. AGAG therefore withdrew its motion subject to cost of GHS 1000 against the plaintiffs. We filed our defence to the amended writ on 16th July, 2013.

•	Frank Adjei Danso & 4 ORS v AGA

The plaintiffs, five executive members of the PTP (AGA) Smoke Effect Association (PASEA), sued AGAG on 24 February 2014 on behalf of themselves and their members (undisclosed number). The plaintiffs claim that they were residents of Tutuka, Sampsonkrom, Anyimadukrom, Korkortesua, Abompekrom, and PTP Residential Quarters, all suburbs of Obuasi, in close proximity to the now decommissioned Pompora Treatment Plant (PTP). The plaintiffs claim damages resulting from dermatological and respiratory problems as well as economic hardships in connection with current and/or historical operation of the PTP. Plaintiffs seek among other relief, an order for a medical screening of the residents within the catchment area and for assessment and payment of compensation. AGAG has filled an entry of appearance and a motion to set aside the writ based on the fact that the plaintiffs are not adequately identified.

•	Mining and Building Contractors Limited

On 11 October 2011, AngloGold Ashanti (Ghana) Limited (“AGAG”) terminated Mining and Building Contractors Limited’s (“MBC”) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012.

On 23 July 2013, AGAG was served with a writ issued by MBC claiming a total of $97.4 million. AGA entered an appearance to defend and filed a motion to refer the action to arbitration in accordance with the separation agreements provisions of AGAGs contract with MBC. On 24 October 2013, MBC filed a motion to discontinue the action with liberty to reapply.

On 20 February 2014, AGAG was served with a new writ issued by MBC claiming a total of $97.4 million for breach of contract and other related claims. AGA filed conditional entry of appearance on 28 February 2014 and have filed a motion of stay of proceedings pending arbitration which will be moved on 2 April 2014. On 26 March 2014 MBC filed an affidavit in opposition to AGAG’s notice for stay of proceedings pending arbitration.

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

TANZANIA

•

Jackson Manyelo & others vs. Geita Gold Mining Limited (GGM): In January 2007, the plaintiffs filed a suit against GGM in the Mwanza High Court alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of Tshs9.6 billion (approximately $6 million). The parties then attempted to solve the matter through mediation, but were unsuccessful. The matter was scheduled to be heard in the Mwanza High Court on 25 April 2013 but the hearing was postponed. The next hearing date is set for 10 June 2014.

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

DIVIDENDS

Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the Company changed its timing of dividend payments to quarterly, rather than half-yearly. However, in 2014, the company will revert to half-yearly dividend timetables.

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

In general, AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will be dependent upon the board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements the Companies Act 2008, the amount of reserves available for a dividend based on the going-concern assessment, any restrictions placed on AngloGold Ashanti by the conditions of debt facilities, the protection of investment grade credit rating and other factors.

Under South African law, the company may declare and pay dividends from any reserves included in total shareholder’s equity (including share capital and share premium) calculated in accordance with International Financial Reporting Standards (IFRS), subject to the solvency and liquidity test.

Dividends are payable to shareholders registered at a record date that is after the date of declaration. Dematerialised shareholders on the South African share register will receive payment of their dividends electronically, as provided for by STRATE. Certificated shareholders, who have elected to receive their dividends electronically, will be paid via the company’s electronic funds transmission service. Certificated shareholders who have not yet elected to receive dividend payments electronically are encouraged to mandate this method of payment for all future dividends.

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

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti’s ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE		NYSE(1)
Year ended 31 December	High	Low	High	Low
	(South African cents per ordinary share)		(US dollars per ADS)
Annual information
2009	36,900	23,206	47.52	36.05
2010	36,631	26,640	52.86	34.11
2011	39,182	27,333	51.69	38.97
2012	36,500	25,199	47.17	29.51
2013	26,500	11,401	31.88	11.14

2012
First quarter	36,500	28,001	47.17	36.06
Second quarter	31,979	25,250	38.31	30.70
Third quarter	30,530	25,199	36.93	30.56
Fourth quarter	30,495	25,500	35.89	29.51

2013
First quarter	27,048	21,031	31.88	23.08
Second quarter	21,796	13,075	23.55	13.08
Third quarter	15,478	11,401	15.23	11.62
Fourth quarter	16,524	11,545	16.49	11.14

2014
First quarter	20,952	12,187	19.53	11.36

September 2013	14,469	12,320	14.50	12.39
October 2013	16,300	12,508	16.49	12.45
November 2013	16,524	13,226	16.12	12.97
December 2013	13,795	11,545	13.45	11.14
January 2014	16,980	12,187	14.73	11.36
February 2014	19,850	15,789	18.48	14.23
March 2014	20,952	17,791	19.53	16.58
April 2014(2)	18,835	17,839	17.75	16.95

(1)	Each ADS represents one ordinary share.
(2)	Through 2 April 2014.

See “Item 7A.: Major shareholders” for the number of ADSs outstanding at 31 December 2013.

9B.	PLAN OF DISTRIBUTION

Not applicable.

9C.	MARKETS

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

Authorised and Issued Shares

At the annual general meeting of shareholders held on 15 May 2009, shareholders approved an increase in the company’s authorised ordinary share capital. AngloGold Ashanti’s authorised and issued share capital as of 31 December 2013 and 2 April 2014 (being the latest practicable date prior to the publication of this document) is set out below:

Title of Class	Authorised	Issued
		2 April 2014	31 December 2013
Ordinary shares at par value of R0.25 each	600,000,000	403,142,417	402,628,406
E ordinary shares at par value of R0.25 each	4,280,000	697,896	712,006
A redeemable preference shares at par value of R0.50 each	2,000,000	2,000,000	2,000,000
B redeemable preference shares at par value of R0.01 each	5,000,000	778,896	778,896

All of the issued ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

The table below details changes in the issued ordinary share capital of AngloGold Ashanti since 31 December 2010 through 31 December 2013.

Period to	Description	Number of Shares

31 December 2010		381,204,080
Ordinary shares issued during 2011	AngloGold Share Incentive Scheme	889,593
	Employee Share ownership programme – on conversion of E ordinary shares	99,747
	BEE transaction Bokamoso ESOP	48,923

31 December 2011		382,242,343
Ordinary shares issued during 2012	AngloGold Share Incentive Scheme	945,641
	Employee Share ownership programme – on conversion of E ordinary shares	132,978

31 December 2012		383,320,962
Ordinary shares issued during 2013	AngloGold Share Incentive Scheme	930,743
	Employee Share ownership programme – on conversion of E ordinary shares	236,701
	Conversion of Mandatory Convertible Bond issued in 2010, matured on 15 September 2013	18,140,000

31 December 2013		402,628,406

A and B Redeemable Preference shares

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti’s wholly-owned subsidiary. AngloGold Ashanti’s Memorandum of Incorporation provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

E ordinary shares

On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a black economic empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) – (collectively, BEE transaction). The E ordinary shares will not be listed.

At a general meeting held on 11 May 2011, shareholders approved an amendment to the terms of the BEE transaction by authorising the issue of an additional 48,923 ordinary shares to the ESOP and the reinstatement of lapsed E ordinary shares - a maximum of 810,634 to the ESOP and a maximum of 560,000 to Izingwe. In addition to the reinstatement of cancelled E ordinary shares, shareholders approved an amendment to the cancellation formula through the resetting of the strike price. Participants to the ESOP and Izingwe are consequently guaranteed a minimum conversion price of R40 per E ordinary share with a maximum of R90 per E ordinary share for the ESOP and R70 per E ordinary share for Izingwe from a base price of R320 and R330 per share, respectively. The amendment also authorised changes to the duration of the scheme.

On 9 June 2011, a total of 1,329,164 E ordinary shares were reinstated to the BEE Transaction - 769,164 to the ESOP and 560,000 to Izingwe.

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

The table below details changes in the E-ordinary issued share capital of AngloGold Ashanti since 31 December 2010 through 31 December 2013.

Period to	Description	Number of Shares

31 December 2010		2,806,126
2011 E-ordinary shares movement	Re-instated	1,329,164
	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(1,552,328)

31 December 2011		2,582,962
2012 E-ordinary shares movement	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(965,210)

31 December 2012		1,617,752
2013 E-ordinary shares movement	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(905,746)

31 December 2013		712,006

Unissued shares

In terms of a general authority from shareholders in annual general meeting, granted on 13 May 2013, the directors of the Company are authorised to allot and issue, for such purposes and on such terms as they may, in their discretion, determine, ordinary shares of 25 SA cents each (shares) in the authorised but unissued share capital of the Company up to a maximum of 5 percent of the number of shares in issue from time to time. The directors annually seek renewal of such authority at the annual general meeting, and the next renewal will be requested at the annual general meeting to be held on 14 May 2014.

Authorised but unissued ordinary Shares under the control of the directors – amounting to 5 percent of issued shares from time to time	20,131,420

Authorised but unissued ordinary shares attributable to the share incentive scheme (balance of – 17,000,000 total scheme allocation pursuant to shares issued from 15 October 2008)	12,177,683

10B.	MEMORANDUM OF INCORPORATION

On 1 May 2011, the South African Companies Act 71 of 2008 (as amended) (the Act) came into effect. In terms of the Act, companies were granted a two year period to amend their constitutional documents (previously referred to as the Memorandum and Articles of Association, but known under the Act as a Memorandum of Incorporation (MoI)), in order to harmonise such constitutional documents with the Act or adopt a new MoI. At a general meeting held on 27 March 2013, shareholders voted to adopt a new MoI for AngloGold Ashanti.

REGISTRATION

AngloGold Ashanti is incorporated under the laws of the Republic of South Africa and registered with the Companies and Intellectual Property Commission under registration number 1944/017354/06. The Act has abolished the requirement for specific “object and purpose” provisions to be included in an MoI and although the new MoI is now silent on the matter, the company continues to carry on as its main business, gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

AngloGold Ashanti’s MoI is available for inspection as set out in “Item 10H.: Documents on Display” and a summary of pertinent provisions, including rights of the holders of shares in AngloGold Ashanti, are set out below.

This summary does not contain all the information pertaining to the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the laws of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the MoI, the rights of holders of AngloGold Ashanti’s ordinary shares are governed by the JSE Listings Requirements, the Act and the Companies Regulations, 2011, promulgated under the Act (Regulations), which include the Takeover Regulations. Further, the rights of holders of AngloGold Ashanti ADSs are governed by the Deposit Agreement between AngloGold Ashanti and The Bank of New York Mellon. See “Share Rights, Preferences and Restrictions – The Deposit Agreement”.

The Act provides that shares will no longer have a par or nominal value and hence no new shares having a nominal or par value may be authorised. However any shares which have a nominal or par value authorised prior to the effective date of the Act continue to have that nominal or par value and can be issued as such for so long as there are par value shares in the company’s authorised share capital.

DIRECTORS

The management and control of any business of AngloGold Ashanti is vested in the board of directors (board). The authority of the board to manage and direct the business and affairs of the company is not limited, restricted or qualified by the MoI.

Appointment and Retirement of Directors

The shareholders of the company have the power to elect the directors, and shareholders are also entitled to elect one or more alternate directors, in accordance with the provisions of the MoI.

The board of directors may appoint any person who satisfies the requirements for election as a director to fill any vacancy and serve as a director on a temporary basis until the vacancy is filled by election by shareholders entitled to exercise voting rights in such an election.

The MoI authorises the chairman of the board, subject to the written approval of the majority of the directors, to appoint any person as a director provided that such appointment is approved by shareholders at the next shareholders’ meeting or annual general meeting.

At every annual general meeting one-third of the directors, including executive directors, will retire by rotation, or if their number is not a multiple of three, then the number nearest to but not less than one third. The directors so to retire at every annual general meeting will be those who have been the longest in office since their last election. Directors retiring by rotation are eligible for re-election. Directors who voluntarily decide not to make themselves available for re-election may be counted towards the one-third of directors required to retire at the relevant annual general meeting.

The MoI contains no provision for directors to hold qualification shares. The MoI does not impose an age limit for the retirement of directors.

Remuneration

In accordance with the Act, the MoI provides that the directors are entitled to such remuneration for their services as directors as AngloGold Ashanti’s shareholders may approve by special resolution in a general meeting or annual general meeting within the previous two years of the date of payment of such remuneration. If a director performs services that, in the opinion of the board, are outside the scope of the ordinary duties of a director, he may be paid such extra remuneration as a disinterested quorum of directors may reasonably determine.

Interests of Directors and Restriction on Voting

Although the interests of directors are not dealt with in the MoI, the provisions of the Act in this regard are unalterable and will automatically apply, together with the applicable common law. Under the Act, the procedures to deal with the personal financial interests of directors also apply to prescribed officers (i.e. persons who exercise general executive control over and management of the whole, or a significant portion, of the business and activities of the company or regularly participate to a material degree in the exercise of general executive control over and management of the whole, or a significant portion, of the business and activities of the company, irrespective of the office held or function performed by such persons) and any person who is a member of a committee of the board of the company, whether or not that person is also a member of the company’s board. The Act provides that a director or such other person with a personal financial interest must disclose this to the board and cannot vote on or, after having made the disclosures to the meeting as prescribed by the Act, remain present during the meeting when the matter in which he has interest is being discussed but will be counted as present for the purposes of a quorum.

Share Rights, Preferences and Restrictions

Allotment and Issue of Ordinary Shares

Subject to the JSE Listings Requirements, any unissued ordinary shares can be disposed of or dealt with in such manner as AngloGold Ashanti board in their discretion think fit, if so authorised by shareholders at a general meeting or annual general meeting.

Dividends, Rights and Distributions

The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold Ashanti in respect of fully paid ordinary shares. Under South African law, AngloGold Ashanti may declare and pay dividends, subject to the company satisfying the solvency and liquidity test as provided by the Act and the board passing a resolution acknowledging that such test has been applied and has reasonably concluded that the company would satisfy such test immediately after completing the distribution. Dividends are payable to shareholders registered at a record date after the date of declaration of the dividend.

Although not stated in the MoI, dividends may be declared in any currency at the discretion of the board. Currently, dividends are declared in and paid in South African rands, and also paid in Australian dollars, Ghanaian cedis or United Kingdom pounds. Registered holders of AngloGold Ashanti ADSs are paid dividends in US dollars by The Bank of New York Mellon as depositary, in accordance with the Deposit Agreement. See “The Deposit Agreement”.

Holders of E ordinary shares are entitled to receive a dividend equal to 50 percent of the dividend per ordinary share and the residual 50 percent of the dividend is offset against the loan value of the E ordinary shares.

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

Although not stated in the MoI, any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors may at the time of declaring the dividend determine and direct.

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

Holders of E ordinary shares have the right to vote at all general meetings and are entitled to appoint a proxy to attend, speak and vote at any meeting on their behalf and the proxy need not be a shareholder. To the extent that holders of E ordinary shares will not be entitled to veto any resolution that would otherwise have been capable of being passed or not by the required majority of votes of holders of ordinary shares and subject to the JSE Listings Requirements holders of E ordinary shares will not be counted for categorisation purposes in terms of section 9 of the JSE Listings Requirements. These limitations on the E ordinary shares are a function of shareholder approval and the JSE Listings Requirements.

The A redeemable preference shares have similar voting rights to those of ordinary shares. The B redeemable preference shares have limited voting rights, except in the event that a dividend on this class of share has not been paid and remains unpaid for six months, or in connection with resolutions directly affecting these preference shares or AngloGold Ashanti as a whole, such as disposal of substantially all of the company’s assets, winding up AngloGold Ashanti or reducing the company’s share capital.

At any meeting of AngloGold Ashanti at which the holders of the ordinary shares, A redeemable preference shares, and B redeemable preference shares are present and entitled to vote on a poll, each holder of the A redeemable preference shares shall be entitled to 50 votes for every A redeemable preference share held, each holder of the ordinary shares is entitled to 50 votes for every ordinary share held and each holder of the B redeemable preference shares is entitled to one vote for every B redeemable preference share held.

The MoI specifies that the rights relating to any class of shares may be modified or abrogated with the sanction of a resolution passed as if it were a special resolution of the holders of shares in that class at a separate general meeting. The MoI also specifies that the holders of the A and B preference shares may provide written consents to the modification of their rights.

Increase and Reduction of Capital

The company is authorised to issue the shares specified in the MoI and all such shares are required to be issued as fully paid up in accordance with the applicable approval and/or other requirements of the JSE Listings Requirements.

The directors are authorised, subject to any requirements of the JSE Listings Requirements and the MoI to increase or decrease the number of authorised shares of any class of shares, reclassify any shares that have been authorised but not issued, classify any unclassified shares that have been authorised but not issued, and determine the preferences, rights, limitations or other terms of any class of authorised shares or amend any preferences, rights, limitations or other terms as determined. The JSE however currently does not allow the MoI to be amended to give effect to such capital amendments, without the approval of ordinary shareholders by special resolution.

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

AngloGold Ashanti has entered into an Amended and Restated Deposit Agreement dated 3 June 2008 with The Bank of New York Mellon as depositary and the owners and beneficial owners of American Depositary Receipts (Deposit Agreement).

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, read the entire Deposit Agreement and the Form of American Depositary Receipt, which AngloGold Ashanti has filed with the SEC as an exhibit to AngloGold Ashanti’s registration statement on Form F-6/A (File No. 333-133049) on 27 May 2008. See “Item 10.H.: Documents On Display”. Copies of the Deposit Agreement are also available for inspection at the Corporate Trust Office of The Bank of New York Mellon currently located at 101 Barclay Street, New York, New York, 10286.

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

Cash

The Bank of New York Mellon will convert any cash dividend or other cash distribution (in South African rands) that AngloGold Ashanti pays on ordinary shares into US dollars (unless AngloGold Ashanti pays such dividend or cash distribution in US dollars) and distribute to registered holders of ADSs.… If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York Mellon may distribute non-US currency only to those ADS holders to whom it is possible to make this type of distribution.

The Bank of New York Mellon may hold the non-US currency it cannot convert for the account of holders of ADSs who for one reason or the other have not been paid. It will not invest the non-US currency, and it will not be liable for interest on such amounts. Before making a distribution, any withholding taxes that must be paid will be deducted. See “Payment of Taxes” below. The Bank of New York Mellon will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the non-US currency, holders of ADSs may lose some or all of the value of the distribution.

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

Interchange Between Certificated ADSs and Uncertificated ADSs

ADS registered holders may surrender their ADS to The Bank of New York Mellon for the purpose of exchanging such ADS for uncertificated ADSs. The Bank of New York Mellon will cancel that ADS and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by The Bank of New York Mellon of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, The Bank of New York Mellon will execute and deliver to the ADS registered holder an ADS evidencing those ADSs.

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

ADS holders must pay:	For:
$0.02 (or less) per ADS per year	Depositary services
Expenses of The Bank of New York Mellon	Conversion of non-US currency to US dollars Cable, telex and facsimile transmission expenses Servicing the deposited securities

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

Distributes securities on the ordinary shares that are not distributed to holders of ADSs; or

Recapitalises, reorganises, merges, liquidates, sells all or substantially all of AngloGold Ashanti’s assets, or takes any similar action.

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

Revolving Credit Facility

General

On 20 July 2012, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as borrowers, entered into a credit agreement (the Revolving Credit Agreement) with Barclays Bank plc, as facility agent, and certain financial institutions party thereto as lenders. The Revolving Credit Agreement provides for a $1.0 billion revolving credit facility (the Revolving Credit Facility) available for drawing in US dollars. As of 2 April 2014, we have drawn $nil under the Revolving Credit Facility.

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

Amount and repayment of borrowings

Loans under the Revolving Credit Facility must be for a minimum of $10 million (or for the balance of the undrawn total commitments at the time of the drawing), and no more than 14 loans may be outstanding at any time. Each loan must be repaid on the last day of the loan’s interest period, which can be a period of one, two, three or six months or any other period agreed by AngloGold Ashanti Holdings plc, in its capacity as obligors’ agent, and the lenders. All loans must be repaid in full on the final maturity date. The final maturity date is 20 July 2017.

Interest rates and fees

The annual interest rate on loans is calculated based on LIBOR, plus a margin that varies between 1.25 percent and 2.00 percent per annum depending on the long-term debt rating of AngloGold Ashanti Limited, and certain mandatory costs. Interest on loans is payable on the last day of the loan’s interest period and, if the interest period exceeds six months, on the dates falling at six month intervals after the day the loan was made.

The borrowers are required to pay a commitment fee equal to 35 percent of the then applicable margin per annum on the undrawn and uncancelled amount of each lender’s commitment during the commitment period. The borrowers are also required to pay a utilisation fee of 0.20 percent per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), 0.40 percent per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two thirds of the total commitments then in effect) or 0.60 percent per annum (if the aggregate outstanding loans are equal to or greater than two thirds of the total commitments then in effect).

Financial covenant

The Revolving Credit Agreement includes a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the Revolving Credit Agreement) does not at any time exceed 3:00 to 1:00. The group received consent to relax the ratio from 3.0:1 to a maximum of 4.5:1 on its facilities for two testing periods, being 31 December 2013 and 30 June 2014, after which this financial covenant will revert to 3.0:1.

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

The above description is only a summary of certain provisions of the Revolving Credit Agreement and is qualified in its entirety by reference to the provisions of the Revolving Credit Agreement, a copy of which is attached hereto as Exhibit 19.4.4 and is incorporated herein by reference.

10D.	EXCHANGE CONTROLS

Exchange controls and other limitations affecting security holders

The following is a general outline of South African exchange controls and such outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the South African Reserve Bank (SARB), are applied throughout the Common Monetary Area and regulate transactions (including capital flows into and out of the Common Monetary Area) involving South African residents, including natural persons and legal entities.

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

Dividends

Dividends declared to foreign stockholders are not subject to the approval of the SARB. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

Interest

Interest on foreign loans is freely remittable abroad, provided that the loans have received prior SARB approval.

Voting rights

There are no limitations imposed by South African law or by the Memorandum of Incorporation of AngloGold Ashanti on the rights of non-South African shareholders to vote their ordinary shares.

Overseas financing and investments

AngloGold Ashanti and its South African subsidiaries require SARB approval to raise debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to the loan.

Debt raised outside the Common Monetary Area by AngloGold Ashanti’s non-South African subsidiaries is not restricted under South African exchange control regulations and can be used for overseas investment, subject to the relevant conditions imposed by the SARB in connection with establishing such a subsidiary or in raising the debt by such subsidiary. For example, AngloGold Ashanti and its South African subsidiaries would require SARB approval in order to provide guarantees for the obligations of any of its subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area and debt raised outside the Common Monetary Area by AngloGold Ashanti’s non-South African subsidiaries must be repaid or serviced by AngloGold Ashanti’s foreign subsidiaries.

A listing by a South African company on any stock exchange other than the JSE in connection with raising capital requires permission from the SARB.

Under current exchange control regulations, offshore investments by AngloGold Ashanti and its subsidiaries require the approval of the SARB. Subject to approval, there is no limit on the amount of capital that may be invested offshore.

10E.	TAXATION

SOUTH AFRICAN TAXATION

The following discussion summarises South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Revenue Service (SARS) practice, the Convention Between the Government of the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed 17 February 1997 (the “Treaty”), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

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

If South Africa has such a right to taxation under its domestic law, the provisions of the Treaty must be analysed when determining the right of taxation of the source state (South Africa) compared to the country of residence (the US).

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

As used herein, the term “US holder” means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

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

The amount of any distribution paid in foreign currency (including the amount of any South African withholding tax thereon) generally will be includible in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the US holder, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the foreign currency is converted into US dollars on such date. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares generally will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognised upon a subsequent conversion or other disposition of the foreign currency generally will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency generally will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognise foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Subject to certain limitations, South African withholding taxes will be treated as foreign taxes eligible for credit against a US holder’s US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute ‘passive category’ income, or in the case of certain US holders, ‘general category’ income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemises deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

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

In general, upon a sale, exchange or other disposition of shares or ADSs, a US holder will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

A US holder’s tax basis in a share will generally be its US dollar cost. The US dollar cost of a share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase in the case of shares traded on an established securities market that are purchased by a cash basis US holder or an electing accrual basis US holder. The amount realised on a sale or other disposition of shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash basis US holder (or an accrual basis US holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time. If an accrual basis US holder makes either of the elections described above, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Services (IRS).

Foreign currency received on the sale or other disposition of a share will have a tax basis equal to its US dollar value on the settlement date. Any gain or loss recognised on a sale or other disposition of foreign currency (including its use to purchase shares or upon exchange for US dollars) will be US source ordinary income or loss.

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended 31 December 2013 or any prior taxable years and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterised as a PFIC for any taxable year, a US holder would suffer adverse tax consequences with respect to that taxable year and all future years during which it holds AngloGold Ashanti ordinary shares (or ADSs).

These consequences may include having gains realised on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of the shares. Furthermore, dividends paid by AngloGold Ashanti would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.

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

The financial risk management activities objectives of the group are as follows:

•	Safeguarding the group’s core earnings stream from its major assets through the effective control and management of gold and other commodity price risk, foreign exchange risk and interest rate risk;
•	Effective and efficient usage of credit facilities in both the short- and long-term through the adoption of reliable liquidity management planning and procedures;
•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
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

GOLD PRICE RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the group is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The group is also exposed to certain by-product commodity price risk. In order to manage these risks, the group may enter into transactions which make use of derivatives. The group has developed a risk management process to facilitate, control and monitor these risks.

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The group eliminated its hedge book during 2010 and has since had full exposure to the spot price of gold.

IFRS guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:

•

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges. Cash flow hedge losses pertaining to capital expenditure of $2m as at 31 December 2013 (2012: $3m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense equally until 2022.

•

All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date reported as gains or losses on derivatives in earnings in the period in which they occur.

Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure will be reflected upon settlement as a component of operating cash flows.

As at 31 December 2013 and 2012 the group had no outstanding commitments against future production as a result of the elimination of the hedge book during 2010.

Foreign exchange price risk protection agreements

The group, from time to time, may enter into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

As at 31 December 2013 and 2012, the group had no open forward exchange or currency option contracts in its currency hedge position.

Interest rate and liquidity risk

Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimising risks.

The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the group.

Cash and loans advanced maturity profile

		2013				2012
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year	$	-	-	432	0.10	1	2.50	611	0.30
	ZAR	536	4.90	178	3.43	780	3.55	215	2.10
	AUD	-	-	32	3.00	-	-	29	3.00
	BRL	-	-	33	8.14	-	-	34	7.51
	ARS	-	-	9	18.00	-	-	73	15.00
	NAD	-	-	-	-	-	-	2	4.30

Borrowings maturity profile

	Within one year		Between one and two years		Between two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$140	5.0	3	3.2	8	2.4	3,035	6.8	3,186
ZAR	1,221	5.9	14	9.8	827	7.2	161	9.8	2,223
BRL	3	9.6	1	4.7	2	4.7	1	4.5	7
ARS	130	22.7	-	-	-	-	-	-	130
AUD	-	-	549	5.1	-	-	-	-	549

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		Total Borrowings amount (million)
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %
	$140	5.0	6	2.8	3,040	6.8	3,186
ZAR	1,221	5.9	785	7.1	217	9.8	2,223
BRL	3	9.6	1	4.8	3	4.5	7
ARS	130	22.7	-	-	-	-	130
AUD	-	-	549	5.1	-	-	549

Non-performance risk

Realisation of contracts is dependent upon counterparts’ performance. The group has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the year. The group spreads its business over a number of financial and banking institutions to minimise the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put in place.

The combined maximum credit risk exposure at balance sheet date amounts to $897 million (2012: $1,254 million). Credit risk exposure netted by open derivative positions with counterparts was $nil (2012: $nil). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the group’s financial instruments, as measured at 31 December 2013 and 2012, are as follows (assets (liabilities)):

	31 December 2013		31 December 2012
(millions)	Carrying Amount $	Fair value $	Carrying Amount $	Fair value $
Cash and cash equivalents	648	648	892	892
Restricted cash	77	77	64	64
Short-term borrowings	(213)	(213)	(271)	(271)
Short-term borrowings at fair value	(45)	(45)	(588)	(588)
Long-term borrowings	(2,325)	(2,138)	(2,724)	(2,871)
Long-term borrowings at fair value	(1,308)	(1,308)	-	-
Derivatives	-	-	(10)	(10)
Listed investments - available for sale	49	49	69	69
Listed investments - held to maturity	6	8	7	11
Unlisted investments - available for sale	-	-	2	2
Unlisted investments - held to maturity	77	77	89	89

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Trade and other receivables and trade and other payables

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Investments and other non-current assets

Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investments are carried at cost or fair value. Unlisted investments for which fair value can be reliably measured are carried at fair value while other unlisted investments for which there is no active market and the fair value cannot be reliably measured are carried at cost.

Borrowings

The $1.25bn 8.500% bonds due 2020 and the mandatory convertible bonds which were settled in September 2013 are carried at fair value. The convertible bonds, settled 99.1% in August 2013 and the balance in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. This is included in level 1 of the fair value hierarchy. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives

The fair values of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.

The following is the fair value of the derivative (liabilities)/assets split by accounting designation:

	31 December 2012
	Liabilities
(millions)	Balance Sheet location	Non-hedge Accounted $	Total $

Option component of convertible bonds	Non-current liabilities - derivatives	(9)	(9)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(10)	(10)

Gain (loss) on non-hedge derivatives and other commodity contracts recognised

	Year ended 31 December
	2013	2012
(millions)	$	$

Unrealised
Other commodity contracts	93	(35)
Embedded derivatives	1	-

Gain (loss) on non-hedge derivatives and other commodity contracts	94	(35)

Other comprehensive income

(millions)	Accumulated other comprehensive income as of 1 January 2013 $	Changes in fair value recognised in 2013 $	Reclassification adjustments $	Accumulated other comprehensive income as of 31 December 2013 $

Derivatives designated as
Capital expenditure	(3)	1	-	(2)

Before tax totals	(3)	1	-	(2)

After tax totals	(2)	1	-	(1)

(millions)	Accumulated other comprehensive income as of 1 January 2012 $	Changes in fair value recognised in 2012 $	Reclassification adjustments $	Accumulated other comprehensive income as of 31 December 2012 $

Derivatives designated as
Capital expenditure	(3)	-	-	(3)

Before tax totals	(3)	-	-	(3)

After tax totals	(2)	-		(2)

Maturity profile of derivatives, at carrying value

(millions)	Total $	2012 Assets $	Liabilities $

Amounts to mature within twelve months of balance sheet date	-	-	-
Amounts maturing between one and two years	(9)	-	(9)
Amounts maturing between two and five years	-	-	-
Amounts to mature thereafter	(1)	-	(1)

Total	(10)	-	(10)

$1.25bn bonds

The $1.25bn 8.500% bonds due 2020 valuation is primarily linked to market interest rates. A change of +0.5% and -0.5% in market interest rates will generally impact the fair value of the $1.25bn liability in a stable environment by -$28m and +$29m respectively.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2013 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2013

	Change in exchange rate	Change in borrowings Total
		$M

Debt
ZAR denominated (R/$)	Spot (+R1.50)	(27)
ARS denominated (ARS/$)	Spot (+ARS0.5)	(1)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(40)

	2013

	Change in exchange rate	Change in borrowings Total
		$M

Debt
ZAR denominated (R/$)	Spot (-R1.50)	36
ARS denominated (ARS/$)	Spot (-ARS0.5)	2
AUD denominated (AUD/$)	Spot (-AUD0.1)	48

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable

12B.	Warrants and Rights

Not applicable

12C.	Other Securities

Not applicable

12D.	American Depositary Shares

12D.3	Depositary Fees and Charges

AngloGold Ashanti’s American Depositary Shares, or ADSs, each representing one of AngloGold Ashanti’s ordinary shares, are traded on the New York Stock Exchange under the symbol “AU.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon, as Depositary under the Amended and Restated Deposit Agreement dated as of 3 June 2008, among AngloGold Ashanti Limited, The Bank of New York Mellon and owners and beneficial owners of from time to time of ADRs. ADS holders may have to pay the following service fees to the Depositary:

Service	Fees (USD)

Issuance of ADSs	Up to 5 cents per ADS(1)
Cancellation of ADSs	Up to 5 cents per ADS(1)
Distribution of cash dividends or other cash distributions	Up to 2 cents per ADS(2)
Distribution of securities pursuant to
(i) stock dividends, free stock distributions or
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

For further information, refer to “Item 10B.: Memorandum of Incorporation – The Deposit Agreement”.

12D.4	Depositary Payments for 2013

For the year ended 31 December 2013, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $587,059 (2012: $24,220) mainly for investor relations related expenses.

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures: As of 31 December 2013 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13(a) – 15(e) and 15(d) – 15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

(b)

Management’s Annual Report on Internal Control over Financial Reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as defined in the Exchange Act Rule 13(a) – 15(f) and 15(d) -15(f). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the company;
•

Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and the Directors of the company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of the Evaluation Date. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control – Integrated Framework release in 1992. Based on this assessment, and using those criteria, management concluded that the company’s internal control over financial reporting was effective as of the Evaluation Date.

On 14 May 2013, COSO released an updated version of Internal Control – Integrated Framework to reflect significant changes in business and operational environments that have occurred since the original framework was introduced in 1992. Although the components of internal control under the revised framework remain unchanged from the original framework, the update introduces 17 new principles that explicitly articulate and describe the components of internal control. Management will be transitioning the evaluation processes to the new framework in 2014.

(c)

Changes in Internal Control over Financial Reporting: The Company maintains a system of internal control over financial reporting that is designed to provide reasonable assurance that its books and records accurately reflect transactions and that established policies and procedures are followed. The Company has implemented an enterprise resource planning (“ERP”) system on a staggered basis at its Southern Africa, Australia, Americas and Isle of Man operations during 2013. The Company began the implementation of the ERP system in Southern Africa and Isle of Man during the first quarter of 2013 and continued with the implementation in Australia during the second quarter of 2013 and South America (excluding Colombia) during the third quarter of 2013 and North America and Colombia during the fourth quarter of 2013, which resulted in a change to its system of internal control over financial reporting. The Company implemented the global ERP system to improve standardisation and automation, and not in response to a deficiency in its internal control over financial reporting. The Company believes that the implementation of the ERP system and related changes to internal controls will enhance its internal controls over financial reporting while providing the ability to scale its business in the future. See Item 3D Risk Factors, of this annual report on Form 20F for risk factors related to the implementation and integration of information technology systems. The Company has taken the necessary steps to monitor and maintain appropriate internal control over financial reporting during this period of change and will continue to evaluate the operating effectiveness of related key controls during subsequent periods.

There have been no further changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) – 15 during the year ended 31 December 2013 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

(d)

Attestation Report of the Registered Public Accounting Firm: The company’s independent registered accounting firm, Ernst & Young Inc., has issued an attestation report on the effectiveness of the company’s internal control over financial reporting. This report appears below.

/s/ R Duffy

Richard Duffy

Chief Financial Officer

/s/ S Venkatakrishnan

Srinivasan Venkatakrishnan

Chief Executive Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). AngloGold Ashanti Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2013 consolidated financial statements of AngloGold Ashanti Limited and our report dated 14 April 2014 expressed an unqualified opinion thereon.

/s/Ernst & Young Inc.

Ernst & Young Inc.

Registered Auditor

Johannesburg, Republic of South Africa

14 April 2014

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Membership of the audit and corporate governance committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of King III, which became effective in March 2010, and the requirements of the Companies Act of 2008, which became effective on 1 May 2011. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee’s chairman, Prof Wiseman Nkuhlu is the Audit and Corporate Governance committee’s financial expert. Three of the four members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.

ITEM 16B: CODE OF ETHICS AND WHISTLE-BLOWING POLICIES

In order to comply with the company’s obligation in terms of the Sarbanes-Oxley Act and King III, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of business principles and ethics for employees and directors, a code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers, and a whistle-blowing policy that encourages employees to report anonymously if they wish and without fear of retaliation acts of an unethical or illegal nature that affect the company’s interests. The code of business principles and ethics expresses the company’s commitment to the conduct of its business in line with ethical standards and is designed to enable employees and directors perform their roles and duties with integrity and responsibility.

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

The code of business principles and ethics for employees and directors and the code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers are available on the company’s website at

http://www.anglogoldashanti.co.za/About+our+business/Gov+Policies.htm.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended 31 December 2013, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2013 and 2012.

(in millions)	2013 $	2012 $
Audit fees(1)	7.97	6.83
Audit-related fees(2)	4.72	4.17
Tax fees(3)	0.48	0.39
Total	13.17	11.39

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

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2013 were reviewed and approved according to the procedures above. None of the services provided during 2013 were approved under the de minimis exception allowed under the Exchange Act.

No work was performed by persons other than the principal accountant’s employees in respect of the audit of AngloGold Ashanti’s financial statements for 2013.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2013.

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

The company has appointed a Nominations Committee of the board. The nominations committee’s membership comprises only non-executive board members, all of whom, but one, are independent, as defined in the JSE Listing Requirements, and was chaired by the independent chairman of the board.

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

ITEM 18: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited the accompanying consolidated statement of financial position of AngloGold Ashanti Limited (“the Company”) as of 31 December 2013, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Kibali (Jersey) Limited (“Kibali”), a corporation in which the Company has a 45 percent interest. In the consolidated financial statements, the Company’s investment in Kibali is stated at $1,241 million and $797 million as of 31 December 2013 and 2012, respectively. The Company’s equity in the net income of Kibali is stated at $26 million and $2 million for the years ended 31 December 2013 and 2012, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kibali, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at 31 December 2013, 2012, and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

As discussed in Note 39 to the consolidated financial statements, the Company changed its method of accounting for production stripping costs as a result of the adoption of IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”, applied retrospectively from 1 January 2011.

International Financial Reporting Standards as issued by the IASB, vary in certain respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 42 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated 14 April 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Inc.

Registered Auditor

Johannesburg, Republic of South Africa

14 April 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and stockholders Kibali (Jersey) Limited

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited as of 31 December 2013, 2012 and 2011 and the consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended 31 December 2013. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kibali (Jersey) Limited at 31 December 2013, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ BDO LLP

London

United Kingdom

28 March 2014

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED

Group – income statement

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 and 2011

Figures in million	Notes	2013	2012 Restated	2011 Restated
		US Dollars

Revenue	3	5,708	6,632	6,925
Gold income	2,3	5,497	6,353	6,570
Cost of sales	4	(4,146)	(3,964)	(3,892)
Gain (loss) on non-hedge derivatives and other commodity contracts	37	94	(35)	(1)
Gross profit	2	1,445	2,354	2,677
Corporate administration, marketing and other expenses	5	(201)	(291)	(278)
Exploration and evaluation costs		(255)	(395)	(279)
Other operating expenses	6	(19)	(47)	(31)
Special items	7	(3,410)	(402)	163
Operating (loss) profit		(2,440)	1,219	2,252
Dividends received	3	5	7	-
Interest received	3	39	43	52
Exchange gain		14	8	2
Finance costs and unwinding of obligations	8	(296)	(231)	(196)
Fair value adjustment on $1.25bn bonds		(58)	-	-
Fair value adjustment on option component of convertible bonds		9	83	84
Fair value adjustment on mandatory convertible bonds		356	162	104
Share of associates and joint ventures’ (loss) profit	9	(162)	(30)	72
(Loss) profit before taxation		(2,533)	1,261	2,370
Taxation	12	333	(346)	(737)
(Loss) profit for the year		(2,200)	915	1,633

Allocated as follows
Equity shareholders		(2,230)	897	1,587
Non-controlling interests		30	18	46
		(2,200)	915	1,633

Basic (loss) earnings per ordinary share (cents)	13	(568)	232	411

Diluted (loss) earnings per ordinary share (cents)	13	(631)	177	355

ANGLOGOLD ASHANTI LIMITED

Group – statement of comprehensive income

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 and 2011

Figures in million	2013	2012 Restated	2011 Restated
	US Dollars

(Loss) profit for the year	(2,200)	915	1,633

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(433)	(92)	(365)
Share of associates and joint ventures’ other comprehensive loss	-	-	(1)
Net loss on available-for-sale financial assets	(23)	(27)	(81)
Release on impairment of available-for-sale financial assets (note 7)	30	16	21
Release on disposal of available-for-sale financial assets	(1)	-	1
Cash flow hedges	1	-	-
Deferred taxation thereon	2	6	(8)
	9	(5)	(67)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) recognised	69	(14)	(36)
Deferred taxation rate change thereon	-	(9)	-
Deferred taxation thereon	(20)	3	13
	49	(20)	(23)

Other comprehensive loss for the year, net of tax	(375)	(117)	(456)

Total comprehensive (loss) income for the year, net of tax	(2,575)	798	1,177

Allocated as follows
Equity shareholders	(2,605)	780	1,131
Non-controlling interests	30	18	46
	(2,575)	798	1,177

ANGLOGOLD ASHANTI LIMITED

Group – statement of financial position

AS AT 31 DECEMBER 2013, 2012 and 2011

Figures in million	Notes	2013	2012 Restated	2011 Restated
		US Dollars
ASSETS
Non-current assets
Tangible assets	15	4,815	7,776	6,545
Intangible assets	16	267	315	210
Investments in associates and joint ventures	18	1,327	1,047	691
Other investments	19	131	167	186
Inventories	20	586	610	410
Trade and other receivables	22	29	79	76
Deferred taxation	30	177	97	79
Cash restricted for use	23	31	29	23
Other non-current assets	21	41	7	9
		7,404	10,127	8,229

Current assets
Other investments	19	1	-	-
Inventories	20	1,053	1,213	998
Trade and other receivables	22	369	472	354
Cash restricted for use	23	46	35	35
Cash and cash equivalents	24	648	892	1,112
		2,117	2,612	2,499
Non-current assets held for sale	25	153	-	21
		2,270	2,612	2,520

Total assets		9,674	12,739	10,749

EQUITY AND LIABILITIES
Share capital and premium	26	7,006	6,742	6,689
Accumulated losses and other reserves		(3,927)	(1,269)	(1,706)
Shareholders’ equity		3,079	5,473	4,983
Non-controlling interests		28	21	137
Total equity		3,107	5,494	5,120

Non-current liabilities
Borrowings	27	3,633	2,724	2,456
Environmental rehabilitation and other provisions	28	963	1,238	782
Provision for pension and post-retirement benefits	29	152	221	195
Trade, other payables and deferred income	31	4	10	14
Derivatives	37	-	10	93
Deferred taxation	30	579	1,084	1,148
		5,331	5,287	4,688

Current liabilities
Borrowings	27	258	859	32
Trade, other payables and deferred income	31	820	979	751
Bank overdraft	24	20	-	-
Taxation	32	81	120	158
		1,179	1,958	941
Non-current liabilities held for sale	25	57	-	-
		1,236	1,958	941

Total liabilities		6,567	7,245	5,629

Total equity and liabilities		9,674	12,739	10,749

ANGLOGOLD ASHANTI LIMITED

Group – statement of cash flows

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 and 2011

Figures in million	Notes	2013	2012 Restated	2011 Restated
		US Dollars

Cash flows from operating activities
Receipts from customers		5,709	6,523	6,796
Payments to suppliers and employees		(4,317)	(4,173)	(3,715)
Cash generated from operations	33	1,392	2,350	3,081
Dividends received from joint ventures		18	72	111
Taxation refund	32	23	54	98
Taxation paid	32	(187)	(507)	(477)
Net cash inflow from operating activities		1,246	1,969	2,813

Cash flows from investing activities
Capital expenditure
- project capital		(594)	(779)	(459)
- stay-in-business capital		(907)	(1,146)	(1,092)
Interest capitalised and paid		(5)	(12)	-
Expenditure on intangible assets		(68)	(79)	(16)
Proceeds from disposal of tangible assets		10	5	19
Other investments acquired		(91)	(97)	(147)
Proceeds from disposal of other investments		81	86	91
Investments in associates and joint ventures		(472)	(349)	(115)
Proceeds from disposal of associates and joint ventures		6	20	-
Loans advanced to associates and joint ventures		(41)	(65)	(25)
Loans repaid by associates and joint ventures		33	1	-
Dividends received		5	7	-
Proceeds from disposal of subsidiary	34	2	6	9
Cash in subsidiary acquired	34	-	5	-
Cash in subsidiary disposed	34	-	(31)	(11)
Reclassification of cash balances to held for sale assets		(2)	-	-
Acquisition of subsidiary and loan	34	-	(335)	-
Increase in cash restricted for use		(20)	(3)	(19)
Interest received		23	36	39
Loans advanced		-	(45)	-
Repayment of loans advanced		-	-	4
Net cash outflow from investing activities		(2,040)	(2,775)	(1,722)

Cash flows from financing activities
Proceeds from issue of share capital		-	2	10
Share issue expenses		-	-	(1)
Proceeds from borrowings		2,344	1,432	109
Repayment of borrowings		(1,486)	(217)	(268)
Finance costs paid		(200)	(145)	(144)
Acquisition of non-controlling interest		-	(215)	-
Revolving credit facility and bond transaction costs		(36)	(30)	-
Dividends paid		(62)	(236)	(169)
Net cash inflow (outflow) from financing activities		560	591	(463)

Net (decrease) increase in cash and cash equivalents		(234)	(215)	628
Translation		(30)	(5)	(102)
Cash and cash equivalents at beginning of year		892	1,112	586
Cash and cash equivalents at end of year	24	628	892	1,112

ANGLOGOLD ASHANTI LIMITED

Group – statement of changes in equity

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 and 2011

Figures in million	Equity holders of the parent
	Share capital and premium	Other capital reserves (1)	Accumulated losses (2)	Cash flow hedge reserve (3)	Available- for-sale reserve (4)	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non- controlling interests	Total equity

US Dollars
Balance at 31 December 2010 as previously reported	6,627	194	(2,750)	(2)	86	(62)	(104)	3,989	124	4,113
Restated for IFRIC 20 (note 39)			(83)					(83)		(83)
Restated for IAS 19 (note 39)			(2)			2		-		-
Balance at 31 December 2010 - restated	6,627	194	(2,835)	(2)	86	(60)	(104)	3,906	124	4,030
Profit for the year			1,587					1,587	46	1,633
Other comprehensive loss		(1)			(67)	(23)	(365)	(456)		(456)
Total comprehensive (loss) income	-	(1)	1,587	-	(67)	(23)	(365)	1,131	46	1,177
Shares issued	63							63		63
Share issue expenses	(1)							(1)		(1)
Share-based payment for share awards net of exercised		9						9		9
Dividends paid (note 14)			(131)					(131)		(131)
Dividends of subsidiaries								-	(27)	(27)
Translation		(31)	28		(1)	10		6	(6)	-
Balance at 31 December 2011 - restated	6,689	171	(1,351)	(2)	18	(73)	(469)	4,983	137	5,120
Profit for the year			897					897	18	915
Other comprehensive loss					(5)	(20)	(92)	(117)		(117)
Total comprehensive income (loss)	-	-	897	-	(5)	(20)	(92)	780	18	798
Shares issued	53							53		53
Share-based payment for share awards net of exercised		15						15		15
Acquisition of non-controlling interest (5)			(144)					(144)	(71)	(215)
Disposal of subsidiary (6)								-	(45)	(45)
Dividends paid (note 14)			(215)					(215)		(215)
Dividends of subsidiaries								-	(17)	(17)
Translation		(9)	7			3		1	(1)	-
Balance at 31 December 2012 - restated	6,742	177	(806)	(2)	13	(90)	(561)	5,473	21	5,494
Loss for the year			(2,230)					(2,230)	30	(2,200)
Other comprehensive income (loss)				1	8	49	(433)	(375)		(375)
Total comprehensive (loss) income	-	-	(2,230)	1	8	49	(433)	(2,605)	30	(2,575)
Shares issued (7)	264							264		264
Share-based payment for share awards net of exercised (8)		(13)						(13)		(13)
Dividends paid (note 14)			(40)					(40)		(40)
Dividends of subsidiaries								-	(23)	(23)
Translation		(28)	15		(3)	16		-		-
Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107

(1)

Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $14m (2012: $17m; 2011: $18m), surplus on equity transaction of joint venture of $36m (2012: $36m; 2011: $37m), share of associates and joint ventures’ other comprehensive loss of $2m (2012: $1m; 2011: $1m), equity items for share-based payments of $85m (2012: $123m; 2011: $115m) and other reserves.

(2)

Included in accumulated losses are retained earnings totalling $83m (2012: $181m; 2011: $189m) arising at the joint venture operations which may not be remitted without third party consent and gains/losses on the convertible bonds of $709m (2012: $344m; 2011: $99m), which is included in certain subsidiaries.

(3)

Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges that expired in prior periods. The cash flow hedge reserve shall remain in equity and will unwind over the life of the Serra Grande mine.

(4)	Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.
(5)

On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% shareholding in the Serra Grande mine from Kinross Gold Corporation for $220m less $5m for dividends declared and paid to minorities.

(6)	In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited, resulting in Rand Refinery Limited being reported as an associate.
(7)	Includes share awards exercised and delivery of 18,140,000 shares to settle the outstanding 6% Mandatory Convertible Subordinated Bonds.
(8)	Includes reassessment of estimated vesting profile related to the accelerated share options.

ANGLOGOLD ASHANTI LIMITED

Notes to the consolidated financial statements

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 and 2011

1	ACCOUNTING POLICIES

Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB) in the English language, the Financial Reporting Guides (FRG) and Circulars as issued by the South African Institute of Chartered Accountants and the Companies Act.

During the current financial year, the following standards, interpretations and amendments were adopted:

Regulatory publication	Title	Effective for annual periods beginning on or after

IFRS 7	Amendment – Disclosures – Offsetting Financial Assets and Financial Liabilities	1 January 2013

IFRS 10	Consolidated Financial Statements	1 January 2013

IFRS 11	Joint Arrangements	1 January 2013

IFRS 12	Disclosure of Interests in Other Entities	1 January 2013

IFRS 13	Fair Value Measurement	1 January 2013

IFRSs	Annual Improvements 2009 – 2011	1 January 2013

IAS 1	Amendment – Presentation of Items of Other Comprehensive Income	1 July 2012

IAS 19	Employee Benefits (revised)	1 January 2013

IAS 27	Separate Financial Statements (Revised 2011)	1 January 2013

IAS 28	Investments in Associates and Joint Ventures (Revised 2011)	1 January 2013

IAS 36	Amendment - Recoverable Amount Disclosures for Non-Financial Assets	1 January 2014

IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	1 January 2013

Circular 2/2013	Headline Earnings	Annual periods ending 31 July 2013

The adoption of these standards, interpretations and amendments did not have any effect on the financial position or results of the group, except for IFRIC 20 and IAS 19. The adoption of IAS 1, IFRS 12 and IFRS 13 had an effect on disclosures by the group.

IAS 1 amendments were adopted which requires an entity to group other comprehensive income items by those that will be subsequently reclassified and those that will not be subsequently reclassified to profit and loss. The amendment affected presentation and had no impact on the group’s financial position or performance.

IFRIC 20 clarifies when an entity should recognise waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”) as an asset. The interpretation impacts the way in which the group accounts for production stripping costs (refer change in accounting policies Note 39).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation; and unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures. In the case of the group, the transition to IAS 19 had no impact on the net defined benefit plan obligations due to the difference in accounting for interest on plan assets (refer change in accounting policies Note 39).

IFRS 10 replaces the guidance on control and consolidation in IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”. In accordance with IFRS 10, the group re-assessed the control conclusion for its investees at 1 January 2013 and concluded that the adoption of IFRS 10 did not result in any change in the consolidation status of its subsidiaries.

Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures depending upon the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. The group has assessed the nature of its joint arrangements and identified the joint ventures and the joint operations at 1 January 2013 and concluded that the adoption of IFRS 11 did not result in any change in the method of accounting for its joint arrangements. Under IFRS 11, the group is required to account for its joint ventures using the equity method. Joint operations are accounted for by recognition of the joint operator’s interest in the assets, liabilities, revenues and expenses in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

The IAS 36 amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognised or reversed during the period. These amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied. The group has early adopted these amendments to IAS 36 as it has adopted IFRS 13 and these amendments impact the adoption consequences.

The following accounting standards, amendments to standards and new interpretations (as at 11 March 2014, the last practicable date), which are not yet mandatory, have not been adopted in the current year:

Standard or Interpretation	Title	Effective for annual periods beginning on or after

IFRS 9	Financial Instruments: Classification and Measurement	1 January 2015

IAS 32	Amendment – Offsetting Financial Assets and Financial Liabilities	1 January 2014

IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	1 January 2015

IFRS 10, 12 and IAS 27	Investment Entities	1 January 2014

IAS 39	Amendment – Novation of Derivatives and Continuation of Hedge Accounting	1 January 2014

IFRIC 21	Levies	1 January 2014

IFRS 14	Regulatory Deferral Accounts	1 January 2016

The group is in the process of assessing the significance of these new standards, amendments to standards and new interpretations.

1.1	BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above.

The group financial statements are presented in US dollars.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund, joint ventures and associates, are prepared using the same accounting policies as the holding company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an equity method investment or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the group obtains control over the subsidiary and ceases when the group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the group gains control until the date the group ceases to control the subsidiary.

The acquisition of non-controlling interests is reflected as an equity transaction. The entire difference between the cost of the additional interest and the non-controlling interests’ share at the date of acquisition is reflected as a transaction between owners.

Disclosures for non-controlling interests are assessed by reference to consolidated non-controlling interest.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

1.2	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Use of estimates

The preparation of the financial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments/ reversals (including impairments of goodwill); and write-downs of inventory to net realisable value. Other estimates include post-employment, post-retirement and other employee benefit liabilities and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of goodwill and tangible assets

The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proven and probable Ore Reserve.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proven and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.

These factors could include:

•	changes in proven and probable Ore Reserve;
•	the grade of Ore Reserve may vary significantly from time to time;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at mine sites; and
•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in proven and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:

•	It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the group;
•	The group can identify the component of the ore body for which access has been improved; and
•	The costs relating to the stripping activity associated with that component or components can be measured reliably.

Components of the various ore bodies at the operations of the group are determined based on the geological areas identified for each of the ore bodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

Once determined that any portion of the production stripping costs should be capitalised, the group uses the average stripping ratio of the component or components to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on the units-of-production method based on the Ore Reserve of the component or components of the ore body to which these assets relate.

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences, except that stripping costs incurred during the development phase of a mine, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the life of the mine as a whole.

Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in operating costs.

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36 “Impairment of Assets”, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The group reviews and tests the carrying value of tangible assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. Refer note 15 for estimates and assumptions used to calculate recoverable amounts. In addition the group considers the reversal of previously recognised impairments at each reporting date. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36.

The carrying amount of goodwill in the consolidated financial statements at 31 December 2013 was $154m (2012: $195m; 2011: $179m). The carrying amount of tangible assets at 31 December 2013 was $4,815m (2012: $7,776m; 2011: $6,545m). The impairment and derecognition of goodwill and tangible assets recognised in the consolidated financial statements for the year ended 31 December 2013 were $15m (2012: $nil; 2011: $nil) and $2,978m (2012: $356m; 2011: $15m) respectively. No reversals of impairment were recognised during 2013, (2012: nil; 2011:$135m).

Production start date

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:
•	the level of capital expenditure compared to the construction cost estimates;
•	completion of a reasonable period of testing of the mine plant and equipment;
•	ability to produce gold in saleable form (within specifications and the de minimis rule); and
•	ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Ore Reserve development.

Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values of the group at 31 December 2013:

•	deferred tax asset: $177m (2012: $97m; 2011: $79m);
•	deferred tax liability: $579m (2012: $1,084m; 2011: $1,148m);
•	taxation liability: $81m (2012: $120m; 2011: $158m); and
•	taxation asset: $51m (2012: $54m; 2011: $39m).

Unrecognised value of deferred tax assets: $414m (2012: $89m; 2011: $51m).

Provision for environmental rehabilitation obligations

The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Additionally, future changes to environmental laws and regulations, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations for the group at 31 December 2013 was $728m (2012: $841m; 2011: $747m).

Stockpiles, metals in process and ore on leach pad

Costs that are incurred in or benefit the production process are accumulated as stockpiles, metals in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.

Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.

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

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2013 was $1,125m (2012: $1,309m; 2011: $994m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Continental Africa, AngloGold Ashanti Limited is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Continental Africa and in Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti Limited, it could have an adverse effect upon the carrying value of these assets.

The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2013 was $229m (2012: $243m; 2011: $188m).

Pension plans and post-retirement medical obligations

The determination of AngloGold Ashanti Limited’s obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti Limited believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at 31 December 2013 was $111m (2012: $221m; 2011: $192m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report its Ore Reserve in accordance with the SAMREC code.

Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group’s financial results and financial position in a number of ways, including the following:

•	asset carrying values may be affected due to changes in estimated future cash flows;
•

depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;

•

overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;

•	decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
•	the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

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

Share-based payments

The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

Fair value is measured using the Black-Scholes option-pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The income statement charge for the year was $30m (2012: $66m; 2011: $61m).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

Firstly, when a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $20m, has been considered.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

1.3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Equity-accounted investments

Joint ventures

A joint venture is an entity in which the group holds a long-term interest and which the group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group’s interests in joint arrangements classified as joint ventures are accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and joint ventures are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from joint ventures are included in operating activities in the cash flow statement.

Associates

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. If necessary, impairment losses on the equity value are reported under share of profit and loss from investments accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash flow statement.

As the group only has significant influence, it is unable to obtain reliable information at reporting period on a timely basis. The results of associates are equity-accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year end of the group. Adjustments are made to the associates’ financial results for material transactions and events in the intervening period.

Joint ventures and associates

Any losses of equity-accounted investments are brought to account in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. Acquisition-related costs are expensed as incurred and included in administrative expenses. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognised in profit or loss.

Unincorporated joint ventures – joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.

Foreign currency translation

Functional currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for hedging derivative balances that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement”. Translation differences on these balances are reported as part of their fair value gain or loss.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income within equity.

Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	share capital and premium are translated at historical rates of exchange at the reporting date;
•	retained earnings are converted at historical average exchange rates;
•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•

income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction);

•	all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation); and
•	other reserves, other than those translated above, are converted at the closing rate at each reporting date. These resulting exchange differences are recognised in retained earnings.

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.

When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Segment reporting

An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The chief operating decision maker has been determined to be the Executive Committee.

Tangible assets

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

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

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

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

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life.

For those assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:

•	buildings up to life of mine;
•	plant and machinery up to life of mine;
•	equipment and motor vehicles up to five years;
•	computer equipment up to three years; and
•	leased assets over the shorter of the period of the lease and the useful life.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new ore bodies, to define further mineralisation in existing ore bodies and, to expand the capacity of a mine. Mine development costs include acquired proven and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proven and probable Ore Reserve. The proven and probable Ore Reserve reflects estimated quantities of reserves which can be recovered economically in the future from known mineral deposits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group uses the average stripping ratio and the average mine costs per tonne of the component to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the ore body to which these assets relate.

The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of the component per tonne of ore mined from the component or components. The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the ore body, divided by the number of tonnes expected to be mined from the component. The average mine stripping ratio and the average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proven and probable Ore Reserve. Other tangible assets comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on the estimated proven and probable Ore Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All exploration costs are expensed until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration.

•

Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proven and probable Ore Reserve at this location.

•

Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proven and probable Ore Reserve after which the expenditure is capitalised as a mine development cost.

•

Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within development costs.

Intangible assets

Acquisition and goodwill arising thereon

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proven and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to equity-accounted joint ventures and associates is included within the carrying value of the investment which is tested for impairment when indicators exist.

Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Royalty rate concession

The royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is tested for impairment when there is an indicator of impairment.

Software

Software purchased, including direct costs associated with customisation and installation of the software, is capitalised.

Internally-developed software is capitalised when it meets the criteria for capitalisation. Other software development expenditure is charged to the income statement when incurred. Software is amortised on a straight-line basis over its useful life which is determined to be the lesser of the licence period of the software; the manufacturer’s announced upgrade that management intends to implement; or 3 years. Useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Impairment of assets

Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management’s estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.

Leased assets

Assets subject to finance leases are capitalised at the lower of their fair value or the present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Exploration and research expenditure

Pre-licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, Mineral Resource and exploratory drilling costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:

•	metals in process are valued at the average total production cost at the relevant stage of production;
•	gold doré/bullion is valued on an average total production cost method;
•	ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
•

by-products, which include uranium oxide and sulphuric acid, are valued using an average total production cost method. By-products are classified as a non-current asset where the by-products on hand exceed current processing capacity;

•	mine operating supplies are valued at average cost; and
•

heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which metals are expected to be recovered in a period longer than 12 months is classified as a non-current asset.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

Provisions

Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

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

AngloGold Ashanti Limited does not recognise a contingent liability on its statement of financial position except in a business combination where the contingent liability represents a possible obligation. A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.

Employee benefits

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.

The asset/liability recognised in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The value of any defined benefit asset recognised is restricted to the sum of any past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in other comprehensive income.

Other post-employment benefit obligations

Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognise a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group’s shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payments

The group’s management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

Environmental expenditure

The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes, the trusts are consolidated.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

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

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the group and revenue and costs can be reliably measured. The following criteria must also be present:

•	the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
•	dividends and royalties are recognised when the right to receive payment is established;
•

interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and

•	where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

Taxation

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.

Special items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items and are presented below operating profit (loss) on the income statement.

Dividend distribution

Dividend distribution to the group’s shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.

Financial instruments

Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in profit or loss.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

Derivatives and hedge accounting

The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate and currency risk.

The method of recognising fair value gains and losses depends on whether derivatives are classified as held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges); or hedges of the fair value of recognised asset or liability or a firm commitment (fair value hedges).

For cash flow hedges, the effective portions of fair value gains or losses are recognised in other comprehensive income until the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting or when the hedge transactions affect earnings. Any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is recognised in the income statement. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gains and losses that were recognised directly in other comprehensive income are reclassified into earnings in the same periods during which the asset acquired or the liability assumed affects earnings for the period.

When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

All other derivatives are classified as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the statement of financial position as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.

Commodity-based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Other investments

Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments’ fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is objective evidence that the asset is impaired based on a significant or prolonged decrease in the fair value of the equity instrument below its cost.

Investments which management has the intention and ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

Other non-current assets

•

Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

•	Post-retirement assets are measured according to the employee benefits policy.

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairments relate to specific accounts whereby the carrying amount is directly reduced. The impairment is recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.

Cash restricted for use

Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.

Financial liabilities

Financial liabilities, other than derivatives and liabilities classified as at fair value through profit or loss, are subsequently measured at amortised cost, using the effective interest rate method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Financial liabilities permitted to be designated on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise. Fair value of a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued.

Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value. They are subsequently measured at the higher of the amount determined in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 “Revenue”.

Convertible bonds

Convertible bonds, except equity components, are accounted for as liabilities. Option components are treated as derivative liabilities and carried at fair value, with changes in fair value recorded in the income statement as a separate instrument and reported separately except where the host contract is carried at fair value. The bond component is carried at amortised cost using the effective interest rate. Where the fair value option is elected, the bonds are carried at fair value with changes in fair value recorded in the income statement.

Treasury shares

The group’s own equity instruments, which are reacquired or held by subsidiary companies (treasury shares), are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the group’s own equity instruments.

Fair value measurements

The group measures financial instruments at fair value at each balance sheet date where relevant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

For the purpose of the fair value disclosures, the group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. The group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of the relevant observable inputs and minimising the use of unobservable inputs.

Accounting for BEE transactions
Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.

Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.

A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	SEGMENTAL INFORMATION

AngloGold Ashanti Limited’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

Figures in million	Net operating assets			Total assets (2)(3)
US Dollars	2013	2012	2011	2013	2012	2011
South Africa (1)	1,941	2,619	1,834	2,325	3,082	2,148
Continental Africa (4)	1,339	3,184	3,083	3,391	4,846	4,234
Australasia (1)	776	684	340	1,108	1,045	736
Americas (1)	1,627	2,315	2,068	2,203	2,878	2,501
Other, including non-gold producing subsidiaries (5)	39	60	60	647	888	1,130
	5,722	8,862	7,385	9,674	12,739	10,749

Non-current assets considered material, by country are:

South Africa				2,101	2,790	1,930
DRC				1,241
Ghana					1,410	1,500
Tanzania					1,058	970
Australia				878
Brazil				714	1,047	990

Figures in million	Amortisation			Capital expenditure
US Dollars	2013	2012	2011	2013	2012	2011
South Africa	253	302	338	451	583	532
Continental Africa (2)	254	285	276	839	925	569
Australasia	98	36	42	285	369	102
Americas (2)	201	213	169	410	409	466
Other, including non-gold producing subsidiaries	8	9	11	8	36	17
	814	845	836	1,993	2,322	1,686
Equity-accounted investments included above	(15)	(10)	(9)	(411)	(303)	(89)
	799	835	827	1,582	2,019	1,597

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	SEGMENTAL INFORMATION (continued)

	Gold production (attributable) (000oz)
	2013	2012	2011
South Africa	1,302	1,212	1,624
Continental Africa	1,460	1,521	1,570
Australasia	342	258	246
Americas	1,001	953	891
	4,105	3,944	4,331

Figures in million	Gold income
US Dollars	2013	2012	2011
Geographical analysis of gold income by origin is as follows:
South Africa	1,810	2,013	2,560
Continental Africa (2)	2,111	2,609	2,530
Australasia	441	426	385
Americas	1,425	1,656	1,487
	5,787	6,704	6,962
Equity-accounted investments included above	(290)	(351)	(392)
(note 3)	5,497	6,353	6,570
Foreign countries included in the above and considered material are:
Brazil	758	851	767
Ghana	642	772	802
Tanzania	640	906	754
Geographical analysis of gold income by destination is as follows:
South Africa	2,944	3,600	2,620
North America	1,064	1,197	1,022
Australia	435	426	378
Asia	399	387	478
Europe	355	404	630
United Kingdom	590	690	1,834
	5,787	6,704	6,962
Equity-accounted investments included above	(290)	(351)	(392)
(note 3)	5,497	6,353	6,570

Figures in million	Gross profit (loss) (6)
US Dollars	2013	2012	2011
South Africa	510	651	1,083
Continental Africa (2)	475	959	987
Australasia	(9)	78	(13)
Americas (2)	516	736	748
Corporate and other	-	41	27
	1,492	2,465	2,832
Equity-accounted investments included above	(47)	(111)	(155)
	1,445	2,354	2,677

(1)	Total assets includes allocated goodwill of $10m (2012: $13m; 2011: nil) for South Africa, $136m (2012: $159m; 2011: $156m) for Australasia and $8m (2012: $23m; 2011: $23m) for Americas (note 16).
(2)	Includes equity-accounted investments.
(3)

During the year, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m)

(4)	As at 31 December 2013, total assets included assets held for sale in respect of Navachab mine of $153m (note 25).
(5)	As at 31 December 2011, total assets included assets held for sale in respect of the AGA-Polymetal Strategic Alliance of $20m and properties held for sale by Rand Refinery of $1m (note 25).
(6)

The group’s segment profit measure is gross profit, which excludes the results of associates and joint ventures. For reconciliation of gross profit to profit before taxation, refer to the group income statement.

    Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer note 39 for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2013	2012	2011
		US Dollars
3	REVENUE
	Revenue consists of the following principal categories:
	Gold income (note 2)	5,497	6,353	6,570
	By-products (note 4)	149	206	224
	- silver income	80	95	99
	- uranium income	54	90	99
	- sulphuric acid income	13	19	22
	- other	2	2	4
	Dividends received	5	7	-
	Royalties received (note 7)	18	23	79
	Interest received (note 33)	39	43	52
	- loans and receivables (1)	23	13	14
	- available-for-sale and held-to-maturity investments	8	5	7
	- cash and cash equivalents	8	25	31

		5,708	6,632	6,925
	(1) Interest received from loans and receivables comprises:
	- related parties	1	1	-
	- unwinding of long-term receivables	5	4	12
	- other loans	17	8	2
		23	13	14
4	COST OF SALES
	Cash operating costs (1)	3,247	3,129	2,871
	Insurance reimbursement	-	(30)	-
	By-products revenue (note 3)	(149)	(206)	(224)
		3,098	2,893	2,647
	Royalties	129	164	193
	Other cash costs	43	35	30
	Share scheme and related costs	27	43	46
	Total cash costs	3,297	3,135	2,916
	Retrenchment costs	69	10	15
	Rehabilitation and other non-cash costs	18	67	229
	Production costs	3,384	3,212	3,160
	Amortisation of tangible assets (notes 15 and 33)	775	830	825
	Amortisation of intangible assets (notes 16 and 33)	24	5	2
	Total production costs	4,183	4,047	3,987
	Inventory change	(37)	(83)	(95)
		4,146	3,964	3,892
	(1) Cash operating costs comprise:
	- salaries and wages	1,231	1,186	1,104
	- stores and other consumables	747	746	684
	- fuel, power and water	641	670	598
	- contractors	632	560	499
	- other	(4)	(33)	(14)
		3,247	3,129	2,871
	Comparative years have been restated for the adoption of IFRIC 20. Refer note 39 for details.
	The comparatives have also been amended to separately disclose share scheme and related costs from cash operating costs for improved disclosure.

5	CORPORATE ADMINISTRATION, MARKETING AND OTHER EXPENSES
	Corporate administration expenses	183	236	232
	Marketing expenses	6	10	9
	Share scheme and related costs	12	45	37
		201	291	278

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2013	2012	2011
		US Dollars
6	OTHER OPERATING EXPENSES
	Pension and medical defined benefit provisions	14	37	10
	Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	5	10	21
		19	47	31
	Comparative years have been restated for the adoption of IAS 19. Refer note 39 for details.

7	SPECIAL ITEMS
	Impairment (reversal) and derecognition of goodwill, tangible and intangible assets (notes 13, 15 and 16)	3,029	346	(120)
	Impairment of other investments (note 13)	30	16	21
	Impairment (reversal) of other receivables	-	1	(1)
	Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 20)	216	-	-
	Net inventory write-off at Geita due to fire (1)	1	-	-
	Write-off of a loan (Sokimo)	7	-	-
	Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 13)	(2)	15	8
	Profit on disposal of subsidiary ISS International Limited (note 13)	-	-	(2)
	Profit on partial disposal of Rand Refinery Limited (note 13)	-	(14)	-
	BEE transaction modification costs for Izingwe (Pty) Limited (Izingwe) (note 11)	-	-	7
	Insurance claim recovery on capital items (note 13)	-	-	(3)
	Costs on early settlement of convertible bonds and transaction costs on the $1.25bn bonds and standby facility (2)	61	-	-
	Contract termination and settlement costs (3)	19	21	-
	Indirect tax expenses and legal claims (4)	43	40	6
	Retrenchment and related costs	24	-	-
	Royalties received (note 3) (5)	(18)	(23)	(79)
		3,410	402	(163)

(1)	Comprises inventory write-off of $14m and insurance proceeds received on the inventory claim of $13m.
(2)	Includes costs on early settlement of convertible bonds of $41m and transaction costs on the $1.25bn bond and standby facility of $20m.
(3)	Contract termination and settlement costs include the following:
- the Mining & Building Contractors Limited (MBC) termination costs of $1m (2012: $17m; 2011:nil) at Obuasi;
- contract settlement costs of nil (2012: $4m; and 2011: nil) at Siguiri;
- Mongbwalu termination costs of $15m (2012: nil; 2011: nil); and
- other movements of $3m (2012: nil; 2011: nil).
(4)	Indirect tax expenses and legal claims include the following:
- net impairment for non-recovery of VAT and fuel duties in Argentina, Colombia, Guinea and Tanzania of $43m (2012: $29m; 2011: $1m); and
- the Westchester/Africore Limited legal claim in Ghana of nil (2012: $11m; 2011: $5m).
(5)

Includes the Boddington royalty of $13m (2012: $18m; 2011: $38m) and other royalties of $5m (2012: $5m; 2011: $6m). In 2011, royalties received included the sale of Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of $35m.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2013	2012	2011
		US Dollars

8	FINANCE COSTS AND UNWINDING OF OBLIGATIONS

	Finance costs
	Finance costs on rated bonds and corporate notes	148	74	56
	Finance costs on convertible bonds	18	27	25
	Finance costs on bank loans and overdrafts	43	18	10
	Finance costs on mandatory convertible bonds	26	37	38
	Amortisation of fees	10	15	7
	Finance lease charges	5	6	5
	Other finance costs	2	2	3
		252	179	144
	Amounts capitalised (note 15)	(5)	(12)	(3)
	Total finance costs	247	167	141

	Unwinding of obligations, accretion of convertible bonds and other discounts
	Unwinding of decommissioning obligation (note 28)	13	11	12
	Unwinding of restoration obligation (note 28)	14	17	15
	Unwinding of other provisions (note 28)	2	1	-
	Accretion of convertible bonds discount	20	30	28
	Discounting of long-term trade and other receivables	-	5	-

	Total unwinding of obligations, accretion of convertible bonds and other discounts	49	64	55

	Total finance costs, unwinding of obligations, accretion of convertible bonds and other discounts (note 33)	296	231	196

9	SHARE OF ASSOCIATES AND JOINT VENTURES’ (LOSS) PROFIT

	Revenue	334	383	409
	Operating costs, special items and other expenses	(315)	(326)	(289)
	Net interest received (paid)	4	2	(1)
	Profit before taxation	23	59	119
	Taxation	(21)	(30)	(51)
	Profit after taxation	2	29	68
	Impairment of investments in associates (notes 13 and 18)	(14)	(20)	(5)
	Impairment of investments in joint ventures (notes 13 and 18)	(181)	(39)	(11)
	Loss on disposal of loan to joint venture (notes 13 and 18)	-	(2)	-
	Reversal of impairment in associate (notes 13 and 18)	-	2	-
	Reversal of impairment in joint venture (notes 13, 18 and 25) (1)	31	-	20
	(note 33)	(162)	(30)	72

(1)	During 2013, a loan of $31m was recovered which was impaired in 2012.

Comparative years have been restated for the adoption of IFRIC 20. Refer note 39 for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2013	2012	2011
		US Dollars
10	EMPLOYEE BENEFITS

	Employee benefits including Executive Directors’ and Prescribed Officers’ salaries and other benefits	1,321	1,298	1,232
	Health care and medical scheme costs
	- current medical expenses	72	77	78
	- defined benefit post-retirement medical expenses	13	36	14
	Pension and provident plan costs
	- defined contribution	64	69	64
	- defined benefit pension plans	11	9	6
	Retrenchment costs	82	10	15
	Share-based payment expense (note 11)	30	66	54
	Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	1,593	1,565	1,463
	Actuarial defined benefit plan expense analysis
	Defined benefit post-retirement medical
	- current service cost	1	1	1
	- interest cost	12	13	14
	- interest income	-	-	(1)
	- recognised past service cost	-	22	-
		13	36	14
	Defined benefit pension plans
	- current service cost	6	7	7
	- interest cost	24	27	25
	- interest income	(21)	(25)	(26)
	- recognised past service cost	2	-	-
		11	9	6
	Actual return on plan assets
	- defined benefit pension and medical plans	64	45	23

Refer to note 35 for details of Directors’ and Prescribed Officers’ emoluments.

Comparative years have been restated for the adoption of IAS 19. Refer note 39 for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2013	2012	2011
		US Dollars
11	SHARE-BASED PAYMENTS

	Share incentive schemes
	Two new share incentive schemes as well as amendments to the rules of the BSP and LTIP plans were approved by the shareholders of AngloGold Ashanti Limited during the current financial year. New awards were made under the amended BSP and LTIP plans. Additional ESOP awards were granted in terms of the April 2011 modification. The total cost relating to employee share incentive schemes was $30m (2012: $66m; 2011: $54m) and is made up as follows:
	Employee Share Ownership Plan (ESOP) - Free shares	3	4	5
	Employee Share Ownership Plan (ESOP) - E ordinary shares to employees	2	4	7
	Bonus Share Plan (BSP)	24	37	30
	Long-Term Incentive Plan (LTIP)	(1)	21	12
	Share Retention Bonus Scheme	2	-	-
	Total employee compensation cost excluding associates and joint ventures (note 10)	30	66	54
	Black economic empowerment transaction modification cost for Izingwe defined in note 7.	-	-	7
	Total share-based payment expense	30	66	61
	Included in:
	- cost of sales	18	33	32
	- corporate administration, marketing and other expenses	-	33	22
	- special items	12	-	7
		30	66	61

Share based payments for comparative periods have been reclassified between cost of sales and corporate administration, marketing and other expenses

Equity-settled share incentive schemes

Employee Share Ownership Plan (ESOP)

On 12 December 2006, AngloGold Ashanti Limited announced the finalisation of the Bokamoso Employee Share Ownership Plan (Bokamoso ESOP) with the National Union of Mineworkers (NUM), Solidarity and United Association of South Africa (UASA). The Bokamoso ESOP creates an opportunity for AngloGold Ashanti Limited and the unions to ensure a closer alignment of the interest between South African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

The company also undertook an empowerment transaction with a BEE investment vehicle, Izingwe, in 2006.

In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti Limited allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary shares are:

•	AngloGold Ashanti Limited will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formulae, respectively;
•	the E ordinary shares will not be listed;
•	the E ordinary shares which are not cancelled will be converted into ordinary shares; and
•

the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further one-half is included in the strike price calculation.

On 14 April 2011, AngloGold Ashanti Limited, NUM, Solidarity, UASA, Izingwe and the Bokamoso ESOP Board of Trustees announced the modification of the empowerment transactions concluded between the company and the unions, and the company and Izingwe respectively in 2006.

This modification was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E ordinary shares vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	SHARE-BASED PAYMENTS (continued)

Equity-settled share incentive schemes (continued)

Employee Share Ownership Plan (ESOP) (continued)

In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti Limited shareholders, the scheme was modified as follows:

•	all lapsed E ordinary shares that vested without value were reinstated;
•	the strike (base) price was fixed at R320.00 per share for the Bokamoso ESOP and R330.00 for Izingwe;
•	the notional interest charge that formed part of the original cancellation formula fell away;
•	as previously, 50% of any dividends declared was used to reduce the strike price;
•	as previously, the remaining 50% is paid directly to participants under the empowerment transaction; and
•

the life span of the scheme was extended by an additional one year, the last vesting being in 2014, instead of 2013. A minimum payout on vesting of the E ordinary shares has been set at R40.00 each and a maximum payout of R70.00 each per E ordinary share for Izingwe and R90.00 each for members of the Bokamoso ESOP (i.e. employees), including the impact of the 50% of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti Limited and its shareholders.

The total incremental fair value of awards granted was R29.14 per share and will be included in earnings up to the vesting date in 2014. The company recorded a charge of $12m in 2011 to earnings as a result of the modification.

The award of free ordinary shares to employees

The fair value of each free share awarded on 1 November each year was as follows:

Award date	2006	2007	2008	2011
Calculated fair value	R320.00	R305.99	R188.48	R306.99

The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009 and each subsequent year up to the expiry date of 1 November 2014.

Accordingly, for the awards issued, the following information is available:

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR

	2013		2012		2011
Awards outstanding at beginning of year	154,757	-	326,906	-	434,941	-
Awards granted during the year	-	-	-	-	48,923	-
Awards reallocated during the year	726	-	10,311	-	15,878	-
Awards lapsed during the year	(726)	-	(10,311)	-	(15,878)	-
Awards exercised during the year	(149,586)	-	(172,149)	-	(156,958)	-
Awards outstanding at end of year	5,171	-	154,757	-	326,906	-
Awards exercisable at end of year	-	-	-	-	-	-

During 2013, the rights to a total of 726 (2012: 10,311; 2011: 15,878) shares were surrendered by the participants. A cumulative total of 9,720 (2012: 10,968; 2011: 21,562) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $3m (2012: $4m; 2011: $5m).

The award of E ordinary shares to employees

Before the modification of the ESOP scheme the average fair value per share of the E ordinary shares awarded to employees on 1 November each year was as follows:

Award date	2006	2007	2008
Calculated fair value	R105.00	R79.00	R13.40

After the modification of the ESOP scheme during April 2011, the average fair value per share of the E ordinary shares was R49.57.

Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter they will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a six-year period commencing on the third anniversary of the original 2006 award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula.

Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	SHARE-BASED PAYMENTS (continued)

Equity-settled share incentive schemes (continued)

The award of E ordinary shares to employees (continued)

Accordingly, for the E ordinary shares issued, the following information is available:

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR

	2013		2012		2011
Awards outstanding at beginning of year	917,752	313.31	1,532,962	315.31	1,686,126	366.30
Awards granted during the year	-	-	-	-	769,164	320.00
Awards reallocated during the year	2,664	310.30	32,064	312.97	61,978	332.74
Awards lapsed during the year	(2,664)	310.30	(32,064)	312.97	(61,978)	332.74
Awards cancelled during the year	-	-	-	-	(408,332)	320.39
Awards converted during the year	(555,746)	312.57	(615,210)	313.39	(513,996)	315.35
Awards outstanding at end of year	362,006	312.56	917,752	313.31	1,532,962	315.31

The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date the exercise price is calculated at the modified price of R320.00 less dividend apportionment. The income statement charge for the year was $2m (2012: $4m; 2011: $7m).

During 2013, the rights to a total of 2,664 (2012: 32,064; 2011: 61,978) shares were surrendered by participants. A total of 555,746 (2012: 615,210; 2011: 513,996) E ordinary shares were converted into 145,018 (2012: 84,446; 2011: 60,695) ordinary shares during the year. A total of nil (2012: nil; 2011: 408,332) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

The award of E ordinary shares to Izingwe

Before the modification of the scheme the average fair value of the E ordinary shares granted to Izingwe on 13 December 2006 was R90.00 per share. After the modification the average fair value of the E ordinary shares granted to Izingwe was R44.61 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a six-year period commencing on the third anniversary of the award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of Izingwe.

Accordingly, for the awards issued, the following information is available:

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR

	2013		2012		2011
E ordinary shares outstanding at beginning of year	700,000	323.31	1,050,000	325.31	1,120,000	366.30
E ordinary shares granted during the year	-	-	-	-	560,000	330.00
E Ordinary shares converted during the year	(350,000)	322.56	(350,000)	323.31	(350,000)	325.31
E ordinary shares cancelled during the year	-	-	-	-	(280,000)	326.21
E ordinary shares outstanding at end of year	350,000	322.56	700,000	323.31	1,050,000	325.31

The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date the exercise price is calculated at the modified price of R330.00 less dividend apportionment. During 2011, the income statement charge for the period due to the modification of the empowerment transaction was $7m and was included in special items (note 7), $19m was expensed at inception of the scheme in 2006.

A total of 350,000 (2012: 350,000; 2011: 350,000) E ordinary shares were converted into 91,683 (2012: 48,532; 2011: 39,052) ordinary shares during the year. A total of nil (2012: nil; 2011: 280,000) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. Expected volatility is based on the historical volatility of AngloGold Ashanti Limited’s shares. These estimates involve inherent uncertainties and the application of management judgement. In addition, the company is required to estimate the expected forfeiture rate and only recognise expenses for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	SHARE-BASED PAYMENTS (continued)

Equity-settled share incentive schemes (continued)

The award of E ordinary shares to Izingwe (continued)

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2006	2007	2008	2011
Risk-free interest rate	7.00%	7.00%	7.00%	6.63%
Dividend yield	2.30%	2.06%	1.39%	0.99%
Volatility factor of market share price	36.00%	33.00%	35.00%	33.50%

Bonus Share Plan (BSP)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board of directors (the board) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years’ service for awards granted prior to 2008. For BSP awards granted between 2008 and 2012, 40% will vest after one year and the remaining 60% will vest after two years. An additional 20% of the original award will be granted to employees if the full award remains unexercised after three years. For BSP awards granted from 2013, 50% will vest after one year and the remaining 50% will vest after two years. The additional 20% retention award for holding the shares for 36 months falls away, and is replaced by the matching shares being a 120% as opposed to a 100%. For executives, the same principal will apply but the matching will be at 150%.

The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited’s shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited’s Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense.

Accordingly, for the awards issued, the following information is available:

Award date (unvested awards and awards vested during the year)	2010	2011	2012	2013
Calculated fair value	R280.90	R340.00	R 328.59	R 226.46
Vesting date 50% (2010, 2011, 2012 at 40%)	24 Feb 2011	21 Feb 2012	21 Feb 2013	13 Mar 2014
Vesting date 50% (2010, 2011, 2012 at 60%)	24 Feb 2012	21 Feb 2013	21 Feb 2014	13 Mar 2015
Vesting date (conditional 20%)	24 Feb 2013	21 Feb 2014	21 Feb 2015	-
Expiry date	23 Feb 2020	20 Feb 2021	20 Feb 2022	12 Mar 2023

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR

	2013		2012		2011
Awards outstanding at beginning of year	2,156,456	-	1,825,378	-	1,552,493	-
Awards granted during the year	1,300,968	-	993,146	-	820,847	-
Awards lapsed during the year	(212,802)	-	(104,026)	-	(81,113)	-
Awards exercised during the year	(645,735)	-	(558,042)	-	(466,849)	-
Awards outstanding at end of year	2,598,887	-	2,156,456	-	1,825,378	-
Awards exercisable at end of year	1,217,468	-	880,774	-	681,166	-

During 2013, the rights to a total of 212,802 (2012: 104,026; 2011: 81,113) shares were surrendered by the participants. A cumulative total of 158,408 (2012: 22,835; 2011: 30,478) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $24m (2012: $37m; 2011: $30m).

Long-Term Incentive Plan (LTIP)

The LTIP is intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors and selected senior management of participating companies. Participating companies include AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board excludes such a company.

An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti Limited determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited’s shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited’s Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	SHARE-BASED PAYMENTS (continued)

Equity-settled share incentive schemes (continued)

Long-Term Incentive Plan (LTIP) (continued)

The main performance conditions in terms of the LTIP issued in 2012, 2011 and 2010 are:

•	up to 30% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•	up to 30% of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
•	up to 40% of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
•	three-years’ service is required.

The main performance conditions in terms of the LTIP issued in 2013 are:

•	up to 50% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•	up to 35% of an award will be dependent on the achievement of strategic performance measures that has been set by the Remuneration Committee;
•	up to 15% of an award will be dependent on meeting the free cash flow generated from operations (before project capital) budget; and
•	three-years’ service is required.

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2010	2011	2012	2013
Calculated fair value	R280.90	R340.00	R328.59	R 226.46
Vesting date	24 Feb 2013	21 Feb 2014	21 Feb 2015	13 Mar 2016
Expiry date	23 Feb 2020	20 Feb 2021	20 Feb 2022	12 Mar 2023

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR

	2013		2012		2011
Awards outstanding at beginning of year	2,330,906	-	1,982,060	-	1,599,690	-
Awards granted during the year	1,815,497	-	983,554	-	686,305	-
Awards lapsed during the year	(998,091)	-	(294,216)	-	(102,620)	-
Awards exercised during the year	(275,682)	-	(340,492)	-	(201,315)	-
Awards outstanding at end of year	2,872,630	-	2,330,906	-	1,982,060	-
Awards exercisable at end of year	357,880	-	250,932	-	242,145	-

The income statement credit for the year was $1m (2012: expense of $21m; 2011: expense of $12m).

Share Retention Bonus Scheme

This award is specifically to address the retention of executive management. Executives will receive an additional ad-hoc incentive comprising an LTIP award in March 2013 and a deferred cash portion to be delivered in August 2014. The scheme is a performance-based share award, equivalent to 60% of the executives’ base pay as at 1 January 2013. Subject to performance criteria, these shares will vest during August 2014. The cash portion will be 40% of the executives’ base pay (80% for the CFO based on the January 2013 total base pay (inclusive of off-shore payments where applicable). The scheme will be subject to delivery on key business imperatives and on delivery of adjusted headline earnings above a threshold of 50% of the approved targeted adjusted headline earnings over the performance period. Failure to meet any of the performance criteria will result in the forfeiture of the retention bonus.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	SHARE-BASED PAYMENTS (continued)

Equity-settled share incentive schemes (continued)

Share Retention Bonus Scheme (continued)

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2013
Calculated fair value	R 226.46
Vesting date	Aug 2014
Expiry date	Aug 2014

	Number of shares	Weighted average exercise price ZAR
	2013
Awards outstanding at beginning of year	-	-
Awards granted during the year	203,863	-
Awards lapsed during the year	(34,923)	-
Awards exercised during the year (1)	(8,956)	-
Awards outstanding at end of year	159,984	-
Awards exercisable at end of year	-	-

The income statement charge for the year was $2m (2012: nil; 2011: nil).

(1)	Mr AM O’Neill exercised his awards during the year which partially vested due to his early retirement.

Co-Investment Executive Share Plan (CIP)

To assist executives in meeting their Minimum Shareholding Requirements (MSR’s) with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), and this has been adopted on the conditions below:

•

Executives will be allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in two equal tranches.

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2013
Calculated fair value	R 226.46
Vesting date	2014 & 2015
Expiry date	2023

	Number of shares	Weighted average exercise price ZAR

	2013
Awards outstanding at beginning of year	-	-
Awards granted during the year	20,810	-
Awards lapsed during the year (2)	(677)	-
Awards exercised during the year	-	-
Awards outstanding at end of year	20,133	-
Awards exercisable at end of year	-	-

The income statement charge for the year was less than $1m (2012: nil; 2011: nil).

(2)	Mr M MacFarlane’s awards lapsed during the year due to his early retirement.

Performance-related share-based remuneration scheme - 1 May 2003

The options, if vested, may be exercised at the end of a three-year period commencing 1 May 2003. The share options were granted at an exercise price of R221.90. The performance condition applicable to these options was that the US dollar EPS must increase by at least 6% in real terms, after inflation, over the next three years, in order to vest. As none of the performance criteria were met in the initial three years, the grantor decided to roll the scheme forward on a ‘roll over reset’ basis, in February 2006, to be reviewed annually. The performance criteria of these options was achieved during 2006. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	SHARE-BASED PAYMENTS (continued)

Equity-settled share incentive schemes (continued)

Performance-related share-based remuneration scheme - 1 May 2003 (continued)

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR

	2013		2012		2011
Options outstanding at beginning of year	34,831	216.91	53,563	217.13	112,960	217.49
Options lapsed during the year	(34,461)	216.81	(1,500)	221.90	-	-
Options exercised during the year	(370)	221.90	(17,232)	217.15	(59,397)	217.82
Options expired during the year	-	-	-	-	-	-
Options outstanding at end of year	-	-	34,831	216.91	53,563	217.13
Options exercisable at end of year	-	-	34,831	216.91	53,563	217.13

There was no income statement charge for the year as the total compensation cost of $10m was expensed up to the date of vesting in 2006.

Performance-related share-based remuneration scheme - 1 November 2004

The options, if vested, may be exercised at the end of a three-year period commencing 1 November 2004. The share options were granted at an exercise price of R228.00. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inflation, over the following three years in order to vest. The performance criteria was met during 2006. The remaining weighted average contractual life of options granted is 0.83 years. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance criteria have been fulfilled.

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR

	2013		2012		2011
Options outstanding at beginning of year	56,882	221.49	78,134	221.89	150,770	221.51
Options lapsed during the year	-	-	-	-	-	-
Options exercised during the year	-	-	(21,252)	222.96	(72,636)	221.11
Options expired during the year	-	-	-	-	-	-
Options outstanding at end of year	56,882	221.49	56,882	221.49	78,134	221.89
Options exercisable at end of year	56,882	221.49	56,882	221.49	78,134	221.89

There was no income statement charge for the year as the total compensation cost of $3m was expensed up to the date of vesting in 2007.

There is currently an equity-settled share incentive scheme that falls outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002. The details are as follows:

Performance-related share-based remuneration scheme - 1 May 2002

The share options were granted at an exercise price of R299.50 per share. The performance condition applicable to these options was that US dollar EPS must increase by 7.5% for each of the three succeeding years. On 24 December 2002, the company underwent a share split on a 2:1 basis. The EPS target was reduced accordingly. As none of the performance criteria was met in the initial three years, AngloGold Ashanti Limited decided to roll the scheme forward on a ‘roll over reset’ basis, to be reviewed annually. The performance criteria of these options were achieved during 2006. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR

	2013		2012		2011
Options outstanding at beginning of year	1,254	229.00	39,447	283.37	128,202	286.18
Options lapsed during the year	(1,254)	229.00	(29,570)	298.18	-	-
Options exercised during the year	-	-	(8,623)	240.49	(88,755)	287.43
Options expired during the year	-	-	-	-	-	-
Options outstanding at end of year	-	-	1,254	229.00	39,447	283.37
Options exercisable at end of year	-	-	1,254	229.00	39,447	283.37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2013	2012	2011
	US Dollars
12 TAXATION

South African taxation
Mining tax	7	54	113
Non-mining tax (1)	1	18	12
(Over) under provision prior year	(26)	(3)	4
Deferred taxation
Temporary differences (2)	(39)	65	221
Unrealised non-hedge derivatives and other commodity contracts	25	(10)	-
Change in estimated deferred tax rate (3)	-	(9)	9
Change in statutory tax rate (1) (4)	-	(131)	-
	(32)	(16)	359
Foreign taxation
Normal taxation	160	354	275
(Over) under provision prior year	(8)	(9)	3
Deferred taxation
Temporary differences (2)	(453)	(21)	100
Change in statutory tax rate (1)	-	38	-
	(301)	362	378

	(333)	346	737
Tax rate reconciliation
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:
	%	%	%
Effective tax rate	13	27	31
Disallowable items
Derivative and other commodity contracts losses and fair value gains	(3)	6	3
Transaction and finance costs	-	-	(1)
Share of associates and joint ventures’ (loss) profit	2	(1)	1
Exploration, corporate and other disallowable expenses	7	(11)	(3)
Foreign income tax allowances and rate differentials	(2)	(6)	2
Exchange variation and translation adjustments	-	(1)	(2)
Derecognition of deferred tax assets	13	-	-
Current unrecognised tax assets	(1)	1	4
Change in estimated deferred tax rate (3)	-	1	-
Change in statutory tax rate (1) (4)	-	8	-
Other	(1)	4	-
Estimated corporate tax rate (1)	28	28	35

(1)	The South African and Ghanaian statutory tax rates are as follows:

South Africa

Non-mining statutory tax rate 28% (2012: 28%; 2011: 35%); and

Maximum statutory mining tax rate 34% (2012: 34%; 2011: 43%) - refer mining formula in footnote 4.

Ghana

Statutory company tax rate 35%, however limited to 30% as AngloGold Ashanti Limited has a special tax rate concession under its Stability Agreement (2012: 30%; 2011: 25%).

(2)

Included in temporary differences in South African taxation is a tax credit on the impairment, derecognition and disposal of tangible assets of $86m (2012: $16m; 2011: $11m). Included in temporary differences of foreign taxation is a net tax credit on the impairment and disposal of tangible assets of $499m and write-down of inventories of $68m (2012: tax credit of $90m; 2011: tax charge of $42m).

(3)

In South Africa, the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group’s current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of nil (2012: tax credit of $9m; 2011: tax charge of $9m).

(4)	Mining tax on mining income in South Africa is determined according to a formula based on profit and revenue from mining operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12	TAXATION (continued)

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. South Africa operates under two tax paying operations, Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.

The formula for determining the South African mining tax rate is:

Y = 34 - 170/X (2012: Y = 34 - 170/X; 2011: Y = 43 - 215/X)

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer note 39 for details.

Figures in million	2013	2012	2011
	US Dollars
Analysis of unrecognised tax losses
Tax losses available to be utilised against future profits
- utilisation required within one year	-	5	-
- utilisation required between two and five years	171	-	5
- utilisation in excess of five years	1,221	263	149
	1,392	268	154
Unrecognised tax losses utilised
Assessed losses utilised during the year	-	-	236

13 (LOSS) EARNINGS PER ORDINARY SHARE	US Cents

Basic (loss) earnings per ordinary share
The calculation of basic (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of ($2,230m) (2012: $897m; 2011: $1,587m) and 392,625,264 (2012: 386,766,345; 2011: 385,961,613) shares being the weighted average number of ordinary shares in issue during the financial year.	(568)	232	411

Diluted (loss) earnings per ordinary share
The calculation of diluted (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of ($2,560m) (2012: $747m; 2011: $1,493m) and 405,546,908 (2012: 422,131,159; 2011: 421,058,243) shares being the diluted number of ordinary shares.	(631)	177	355

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:	Number of shares
Ordinary shares	389,184,639	382,757,790	381,621,687
E ordinary shares (1)	1,460,705	2,392,316	2,950,804
Fully vested options (2)	1,979,920	1,616,239	1,389,122
Weighted average number of shares	392,625,264	386,766,345	385,961,613
Dilutive potential of share options	-	1,840,199	1,572,015
Dilutive potential of convertible bonds	12,921,644	33,524,615	33,524,615
Diluted number of ordinary shares	405,546,908	422,131,159	421,058,243

Figures in million	US Dollars
In calculating the diluted (loss) earnings attributable to equity shareholders, the following were taken into consideration:
(Loss) profit attributable to equity shareholders	(2,230)	897	1,587
Interest expense of convertible bonds, where dilutive	26	63	63
Amortisation of issue cost and discount of convertible bonds	-	32	31
Fair value adjustment on convertible bonds included in income	(356)	(245)	(188)
(Loss) profit attributable to equity shareholders used to calculate diluted earnings per share	(2,560)	747	1,493

The mandatory convertible bonds issued during 2010 (note 27) are not included in basic earnings per ordinary share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument. As they converted in 2013, they are partially included in that year.

(1)	As E ordinary shares participate in the profit available to ordinary shareholders, these shares were included in basic earnings per share.
(2)

Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2013	2012	2011
	US Dollars
13 (LOSS) EARNINGS PER ORDINARY SHARE (continued)

Headline (loss) earnings
The (loss) profit attributable to equity shareholders was adjusted by the following to arrive at headline earnings:
(Loss) profit attributable to equity shareholders	(2,230)	897	1,587
Impairment (reversal) and derecognition of goodwill, tangible and intangible assets (notes 7, 15 and 16)	3,029	346	(120)
Tax on item above	(915)	(103)	36
Net amount	2,114	243	(84)
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 7)	(2)	15	8
Tax on item above	-	(4)	(5)
Net amount	(2)	11	3
Impairment of other investments (notes 7 and 19)	30	16	21
Profit on disposal of subsidiary ISS International Limited (note 7)	-	-	(2)
Profit on partial disposal of Rand Refinery Limited (note 7)	-	(14)	-
Impairment of investments in associates and joint ventures (notes 9 and 18)	195	59	16
Reversal of impairment in associates and joint ventures (notes 9, 18 and 25)	(31)	(2)	(20)
Loss on disposal of loan to joint venture (notes 9 and 18)	-	2	-
Special items of associates and joint ventures	2	(4)	-
Insurance claim recovery on capital items (note 7)	-	-	(3)
Tax on item above	-	-	1
Net amount	-	-	(2)
	78	1,208	1,519
Headline earnings is calculated in accordance with Circular 2/2013 (2012: Circular 3/2012; 2011: Circular 3/2009) issued by the South African Institute of Chartered Accountants (SAICA).

Headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS. Headline earnings as defined in Circular 2/2013 issued by SAICA, separates from earnings all separately identifiable remeasurements. It is not necessarily a measure of sustainable earnings.

	US Cents
Basic headline earnings per share
The calculation of basic headline earnings per ordinary share is based on basic headline earnings of $78m (2012: $1,208m; 2011: $1,519m) and 392,625,264 (2012: 386,766,345; 2011: 385,961,613) shares being the weighted average number of ordinary shares in issue during the year.	20	312	394
Diluted headline (loss) earnings per share
The calculation of diluted headline (loss) earnings per ordinary share is based on diluted headline (losses) profits of ($252m) (2012: $1,058m; 2011: $1,425m) and 405,546,908 (2012: 422,131,159; 2011: 421,058,423) shares being the weighted average number of ordinary shares in issue during the year.	(62)	251	338

	US Dollars
In calculating diluted headline earnings, the following were taken into consideration:
Headline earnings	78	1,208	1,519
Interest expense of convertible bonds, where dilutive	26	63	63
Amortisation of issue cost and discount of convertible bonds	-	32	31
Fair value adjustment on convertible bonds included in income	(356)	(245)	(188)
Diluted headline (loss) earnings	(252)	1,058	1,425

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer note 39 for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2013	2012	2011
	US Dollars
14 DIVIDENDS

Ordinary shares
No. 109 of 80 SA cents per share was declared on 15 February 2011 and paid on 18 March 2011 (11 US cents per share).	-	-	43
No. 110 of 90 SA cents per share was declared on 2 August 2011 and paid on 9 September 2011 (12 US cents per share).	-	-	46
No. 111 of 90 SA cents per share was declared on 7 November 2011 and paid on 9 December 2011 (11 US cents per share).	-	-	42
No. 112 of 200 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012 (26 US cents per share).	-	101	-
No. 113 of 100 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012 (12 US cents per share).	-	45	-
No. 114 of 100 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012 (12 US cents per share).	-	47	-
No. 115 of 50 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012 (6 US cents per share).	-	22	-
No. 116 of 50 SA cents per share was declared on 18 February 2013 and paid on 28 March 2013 (5 US cents per share).	21	-	-
No. 117 of 50 SA cents per share was declared on 10 May 2013 and paid on 14 June 2013 (5 US cents per share).	19	-	-

E ordinary shares
No. E9 of 40 SA cents per share was declared on 15 February 2011 and paid on 18 March 2011 (5.5 US cents per share).	-	-	-
No. E10 of 45 SA cents per share was declared on 2 August 2011 and paid on 9 September 2011 (6 US cents per share).	-	-	-
No. E11 of 45 SA cents per share was declared on 7 November 2011 and paid on 9 December 2011 (5.5 US cents per share).	-	-	-
No. E12 of 100 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012 (13 US cents per share).	-	-	-
No. E13 of 50 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012 (6 US cents per share).	-	-	-
No. E14 of 50 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012 (6 US cents per share).	-	-	-
No. E15 of 25 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012 (3 US cents per share).	-	-	-
No. E16 of 25 SA cents per share was declared on 18 February 2013 and paid on 28 March 2013 (2.5 US cents per share).	-	-	-
No. E17 of 25 SA cents per share was declared on 10 May 2013 and paid on 14 June 2013 (2.5 US cents per share).	-	-	-
	40	215	131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15	TANGIBLE ASSETS

Figures in million	Mine development costs	Mine infra- structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings	Total
US Dollars

Cost
Balance at 1 January 2011 - restated	7,211	3,222	1,065	34	502	74	12,108
Additions
- project capital	74	2	-	-	377	3	456
- stay-in-business capital	660	279	-	-	182	3	1,124
Disposals	(7)	(20)	-	-	-	-	(27)
Transfers and other movements (1)	193	276	-	-	(493)	-	(24)
Finance costs capitalised (note 8) (2)	-	-	-	-	3	-	3
Translation	(699)	(156)	(15)	-	(40)	(8)	(918)
Balance at 31 December 2011 - restated	7,432	3,603	1,050	34	531	72	12,722

Accumulated amortisation and impairments
Balance at 1 January 2011 - restated	3,719	1,678	532	31	58	9	6,027
Amortisation for the year (notes 4 and 33)	586	227	9	1	-	2	825
Impairment and derecognition of assets (notes 7 and 13) (3)	9	6	-	-	-	-	15
Impairment reversal (notes 7 and 13) (3)	(76)	-	(59)	-	-	-	(135)
Disposals	(6)	(19)	-	-	-	-	(25)
Transfers and other movements (1)	(12)	(27)	-	-	-	-	(39)
Translation	(391)	(82)	(8)	-	(9)	(1)	(491)
Balance at 31 December 2011 - restated	3,829	1,783	474	32	49	10	6,177
Net book value at 31 December 2011 - restated	3,603	1,820	576	2	482	62	6,545

Cost
Balance at 1 January 2012 - restated	7,432	3,603	1,050	34	531	72	12,722
Additions
- project capital	133	51	-	-	601	6	791
- stay-in-business capital	624	328	-	2	192	3	1,149
Acquisition of subsidiary (note 34)	-	603	8	-	-	5	616
Disposals	(1)	(26)	-	-	-	-	(27)
Disposal of subsidiary (note 34)	-	(72)	-	-	-	(3)	(75)
Transfers and other movements (1)	111	243	(110)	-	(239)	(1)	4
Finance costs capitalised (note 8) (2)	-	-	-	-	12	-	12
Translation	(165)	(53)	(3)	(1)	(13)	(2)	(237)
Balance at 31 December 2012 - restated	8,134	4,677	945	35	1,084	80	14,955

Accumulated amortisation and impairments
Balance at 1 January 2012 - restated	3,829	1,783	474	32	49	10	6,177
Amortisation for the year (notes 4 and 33)	541	279	8	-	-	2	830
Impairment and derecognition of assets (notes 7 and 13) (3)	254	87	-	-	15	-	356
Disposals	(1)	(25)	-	-	-	-	(26)
Disposal of subsidiary (note 34)	-	(22)	-	-	-	-	(22)
Transfers and other movements (1)	32	(8)	(41)	-	-	-	(17)
Translation	(95)	(19)	(2)	(1)	(1)	(1)	(119)
Balance at 31 December 2012 - restated	4,560	2,075	439	31	63	11	7,179
Net book value at 31 December 2012 - restated	3,574	2,602	506	4	1,021	69	7,776

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15	TANGIBLE ASSETS (continued)

Figures in million	Mine development costs	Mine infra- structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings	Total
US Dollars

Cost
Balance at 1 January 2013	8,134	4,677	945	35	1,084	80	14,955
Additions
- project capital	60	61	-	-	483	9	613
- stay-in-business capital	530	255	-	-	119	3	907
Disposals	(2)	(57)	-	-	(82)	-	(141)
Transfers and other movements (1)	(494)	310	17	-	(748)	(1)	(916)
Finance costs capitalised (note 8) (2)	-	-	-	-	5	-	5
Translation	(800)	(280)	(24)	(1)	(112)	(8)	(1,225)
Balance at 31 December 2013	7,428	4,966	938	34	749	83	14,198

Accumulated amortisation and impairments
Balance at 1 January 2013	4,560	2,075	439	31	63	11	7,179
Amortisation for the year (notes 4 and 33)	483	282	8	-	-	2	775
Impairment and derecognition of assets (notes 7 and 13) (3)	1,357	964	451	-	196	10	2,978
Disposals	(1)	(31)	-	-	-	-	(32)
Transfers and other movements (1)	(885)	79	12	-	(126)	(3)	(923)
Translation	(496)	(75)	(14)	1	(7)	(3)	(594)
Balance at 31 December 2013	5,018	3,294	896	32	126	17	9,383
Net book value at 31 December 2013	2,410	1,672	42	2	623	66	4,815

Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of nil (2012: $40m; 2011: $45m). Included in the amounts for land and buildings are assets held under finance leases with a net book value of $14m (2012: $19m; 2011: $22m).

The majority of the leased assets are pledged as security for the related finance leases.

No assets are encumbered by project finance.

Comparative years have been restated for the adoption of IFRIC 20. Refer note 39 for details.

(1)	Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and amounts written off.
Transfers to non-current asset held for sale comprise assets with a net book value of $80m relating to Navachab which were transferred to non-current assets held for sale.

(2)

The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 5.06% (2012: 6.54%; 2011: 6.86%). Interest capitalised relates to the Tropicana project in Australia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars
15 TANGIBLE ASSETS (continued)

(3) Impairment and derecognition of assets and impairment reversal include the following:

Impairment of cash generating units

South Africa

Moab Khotsong	293	-	-

The Moab cash generating unit impairment is the result of changes to the mine plan following a revision to capital expenditure and from factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Moab’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $290m and for mine infrastructure of $3m. The recoverable amount was determined using a real pre-tax discount rate of 11.2% and was based on the impairment assumptions detailed below.

Great Noligwa	-	31	-

In 2012, the Great Noligwa cash generating unit impairment resulted from a revised mine plan. Factors such as reduction in Ore Reserve resulting from resource model changes, abandonment of certain areas, grade factors and an increase in the cost of extraction affected the mine plan. As a result, Great Noligwa’s recoverable amount did not support its carrying value and an impairment loss was recognised for mine development of $25m and mine infrastructure of $6m. The recoverable amount was determined using a real pre-tax discount of 13% and was based on the impairment assumptions detailed overleaf.

Ghana

Iduapriem	74	-	-

The Iduapriem cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Iduapriem’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $74m. The recoverable amount was determined using a real pre-tax discount rate of 9.6% and was based on the impairment assumptions detailed below.

Obuasi	993	-	-

The Obuasi cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Obuasi’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $377m, mine infrastructure of $383m, mineral rights and dumps of $231m and assets under construction of $2m. The recoverable amount was determined using a real pre-tax discount rate of 8% and was based on the impairment assumptions detailed below.

Guinea

Siguiri	25	-	-

The Siguiri cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Siguiri’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $25m. The recoverable amount was determined using a real pre-tax discount rate of 18.1% and was based on the impairment assumptions detailed below.

Tanzania

Geita	555	-	-

The Geita cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Geita’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $187m, mine infrastructure of $153m and mineral rights and dumps of $215m. The recoverable amount was determined using a real pre-tax discount rate of 13.4% and was based on the impairment assumptions detailed in this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars
15 TANGIBLE ASSETS (continued)

Impairment of cash generating units (continued)

Americas

Cripple Creek and Victor	445	-	-

The Cripple Creek and Victor cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Cripple Creek and Victor’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $203m, mine infrastructure of $122m, mineral rights and dumps of $5m, assets under construction of $105m and land $10m. The recoverable amount was determined using a real pre-tax discount rate of 6.2% and was based on the impairment assumptions detailed below.

AngloGold Ashanti Mineração	332	-	-

The AngloGold Ashanti Mineração cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, AngloGold Ashanti Mineração’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $150m and mine infrastructure of $182m. The recoverable amount was determined using a real pre-tax discount rate of 9.1% and was based on the impairment assumptions detailed below.

Cerro Vanguardia	132	-	-

The Cerro Vanguardia cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Cerro Vanguardia’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $45m, mine infrastructure of $86m and assets under construction of $1m. The recoverable amount was determined using a real pre-tax discount rate of 13.5% and was based on the impairment assumptions detailed below.

Derecognition of assets
South Africa
Vaal River Surface operations - mine infrastructure and assets under construction	14	-	-

In 2013, due to changes in the mine plan the SX Replacement Project (South Uranium Plant) has been abandoned and will not generate future cash flows resulting in the derecognition of mine infrastructure of $10m and assets under construction of $4m.

Kopanang - mine development costs	-	14	-
In 2012, due to changes in the mine plan, certain areas were abandoned and were not expected to generate future cash flows.

TauTona VCR shaft pillar and ore pass - mine development costs and mine infrastructure
In 2011, due to a change in the mine plan resulting from safety-related concerns following seismic activity, the VCR shaft pillar and ore pass development were abandoned.	-	-	9

Savuka - mine development costs
In 2011, due to a change in the mine plan, the Savuka assets were abandoned.	-	-	1

Guinea
Siguiri - mine development costs	-	14	-

In 2012, due to depleted reserves in Sintroko, Kozan and Kintinia pits, exploration and pit dewatering costs previously capitalised were not expected to generate future economic value. Certain areas were also abandoned due to safety-related concerns.

Ghana
Obuasi - mine development costs, mine infrastructure, mineral rights and dumps and assets under construction	-	296	-

In 2012, due to a change in the mine plan, certain areas were abandoned mainly due to depletion of reserves and assets in poor physical condition or considered obsolete were also derecognised. A loss was recognised for mine development of $201m, mine infrastructure $80m and assets under construction $15m.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars
15 TANGIBLE ASSETS (continued)

Derecognition of assets (continued)

Democratic Republic of the Congo
Mongbwalu - mine infrastructure and assets under construction	105	-	-

In 2013, the Mongbwalu project in the Democratic Republic of the Congo was discontinued and will not generate future cash flows. A loss was recognised for mine infrastructure of $21m and assets under construction $84m.

Other
Derecognition of other mine development and mine infrastructure.	10	1	5
	2,978	356	15

Impairment reversal of cash generating unit
Tanzania
Geita mine - cash generating unit	-	-	135

In 2011, the Geita mine impairment recognised in 2008 was reversed. The impairment reversal was largely due to an increase in the long-term real gold price, improved production, higher grades and lower unit costs, resulting in increased future discounted cash flows. The recoverable amount was determined using a real pre-tax discount rate of 12.3% and was based on the impairment assumptions detailed below.

Impairment calculation assumptions - tangible assets and goodwill

Management assumptions for the value in use of tangible assets and goodwill include:

•

the gold price assumption represents management’s best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information, including current prices, historical averages, and forward-pricing curves. A long-term real gold price of $1,269/oz (2012: $1,584/oz; 2011: $1,530/oz) is based on a range of economic and market conditions that are expected to exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

•	proven and probable Ore Reserve;
•	value beyond proven and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
•

In determining the impairment, the real pre-tax discount rate, per cash generating unit ranged from 6.2% to 18.1% which was derived from the group’s weighted average cost of capital (WACC) and risk factors consistent with the basis used in 2012 and 2011. At 31 December 2013, the group WACC was 7.3% (real post-tax) which is 204 basis points higher than in 2012 of 5.3% (2011: 5.3%), and is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. The country risk factor is based on the group’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects below infrastructure in South Africa and Continental Africa region;

•	foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•	cash flows used in impairment calculations are based on life of mine plans which range from 3 years to 47 years; and
•	variable operating cash flows are increased at local Consumer Price Index rates.

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each cash generating unit. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Should management’s estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:

•	changes in proven and probable Ore Reserve as well as value beyond proven and probable reserves;
•	the grade of Ore Reserve as well as value beyond proven and probable reserves may vary significantly from time to time;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at mine sites; and
•	changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

There were no impairment indicators for cash generating units during 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16	INTANGIBLE ASSETS

Figures in million	Goodwill	Software and licences	Royalty, tax rate concession and other	Total
	US Dollars

Cost
Balance at 1 January 2011	433	-	50	483
Additions	-	16	-	16
Translation	2	-	-	2
Balance at 31 December 2011	435	16	50	501

Accumulated amortisation and impairments
Balance at 1 January 2011	256	-	33	289
Amortisation for the year (notes 4 and 33)	-	-	2	2
Balance at 31 December 2011	256	-	35	291
Net book value at 31 December 2011 (1)	179	16	15	210

Cost
Balance at 1 January 2012	435	16	50	501
Additions	-	78	1	79
Acquisition of subsidiary (note 34)	14	-	-	14
Transfers and other movements	-	-	7	7
Translation	2	(2)	-	-
Balance at 31 December 2012	451	92	58	601

Accumulated amortisation and impairments
Balance at 1 January 2012	256	-	35	291
Amortisation for the year (notes 4 and 33)	-	-	5	5
Impairment reversal (notes 7 and 13) (2)	-	-	(10)	(10)
Balance at 31 December 2012	256	-	30	286
Net book value at 31 December 2012 (1)	195	92	28	315

Cost
Balance at 1 January 2013	451	92	58	601
Additions	-	67	1	68
Disposals	-	-	(1)	(1)
Transfers and other movements	-	(3)	2	(1)
Transfer to asset held for sale	(2)	(2)	-	(4)
Translation	(33)	(13)	-	(46)
Balance at 31 December 2013	416	141	60	617

Accumulated amortisation and impairments
Balance at 1 January 2013	256	-	30	286
Amortisation for the year (notes 4 and 33)	-	19	5	24
Impairment (notes 7 and 13)	15	33	3	51
Disposals	-	-	(1)	(1)
Transfer and other movements	-	-	1	1
Transfer to asset held for sale	(2)	-	-	(2)
Translation	(7)	(2)	-	(9)
Balance at 31 December 2013	262	50	38	350
Net book value at 31 December 2013 (1)	154	91	22	267

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars
16 INTANGIBLE ASSETS (continued)

(1) Net book value of goodwill allocated to each of the cash generating units (CGUs):
- Sunrise Dam	136	159	156
- AngloGold Ashanti Córrego do Sitío Mineração (3)	-	15	15
- First Uranium (Pty) Limited	10	13	-
- Serra Grande	8	8	8
(note 2)	154	195	179

Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:
Sunrise Dam (4)	7.1%	6.1%	8.4%

(2)

As part of the stability agreement entered into in 2004, the Government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004. The impairment reversal during 2012 relates to the corporate tax rate concession which was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in Ghana decreased to 25% and the tax rate concession, which expires in 2019, was fully impaired. During 2012, the corporate tax rate on mining companies was increased from 25% to 35% resulting in an impairment reversal.

(3)

Goodwill has been allocated to its respective CGU’s where it is tested for impairment as part of the CGU (note 15). The group reviews and tests the carrying value of goodwill on an annual basis for impairment. Following the impairment review, goodwill to the value of $15m at AngloGold Ashanti Córrego do Sitío Mineração was impaired utilising a real pre-tax discount rate of 9.1% during 2013.

(4)	The discount rates for 2013 were determined on a basis consistent with the 2012 and 2011 discount rates. The value in use recoverable amount of the CGU is $476m (2012: $1,543m; 2011: $821m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17	MATERIAL PARTLY-OWNED SUBSIDIARIES

Name	Non-controlling interest % holding			Country of incorporation and operation
	2013	2012	2011
Cerro Vanguardia S.A. (CVSA)	7.50	7.50	7.50	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15.00	15.00	15.00	Republic of Guinea
Mineração Serra Grande S.A. (MSG) (1)	-	-	50.00	Brazil
Rand Refinery Limited (Rand Refinery) (2)	-	-	46.97	South Africa

(1)	On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% stake in the Serra Grande mine.
(2)	In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited, with the remaining interest being accounted for as an associate (note 18).

Financial information of subsidiaries that have material non-controlling interests are provided below:

Figures in millions	2013	2012	2011
	US Dollars
Profit allocated to material non-controlling interest
Cerro Vanguardia S.A.	1	12	10
Société AngloGold Ashanti de Guinée S.A.	6	8	15
Mineração Serra Grande S.A.	-	9	13
Rand Refinery Limited	-	16	9

Accumulated balances of material non-controlling interests
Cerro Vanguardia S.A.	7	15	14
Société AngloGold Ashanti de Guinée S.A.	24	31	30
Mineração Serra Grande S.A.	-	-	63
Rand Refinery Limited	-	-	30

Summarised financial information of material partly-owned subsidiaries is as follows. The information is based on amounts including inter-company balances.

Figures in millions	CVSA	Siguiri	MSG	Rand Refinery
	US Dollars
Statement of profit or loss for 2013
Revenue	425	452	-	-
Profit for the year	14	39	-	-
Other comprehensive income for the year, net of tax	-	-	-	-
Total comprehensive income for the year, net of tax	14	39	-	-
Attributable to non-controlling interests	1	6	-	-
Dividends paid to non-controlling interests	(8)	(14)	-	-

Statement of profit or loss for 2012
Revenue	485	457	108	2
Profit (loss) for the year	150	72	19	(14)
Other comprehensive income for the year, net of tax	-	-	-	1
Total comprehensive income (loss) for the year, net of tax	150	72	19	(13)
Attributable to non-controlling interests	12	8	9	16
Dividends paid to non-controlling interests	(10)	(6)	(5)	-

Statement of profit or loss for 2011
Revenue	385	479	203	3
Profit for the year	130	98	25	18
Other comprehensive income for the year, net of tax	-	-	-	-
Total comprehensive income for the year, net of tax	130	98	25	18
Attributable to non-controlling interests	10	15	13	9
Dividends paid to non-controlling interests	(7)	(14)	(17)	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.

Figures in million	CVSA	Siguiri	MSG	Rand Refinery
	US Dollars
Statement of financial position as at 31 December 2013
Non-current assets	192	151	-	-
Current assets	175	165	-	-
Non-current liabilities	(74)	(76)	-	-
Current liabilities	(181)	(51)	-	-
Total equity	112	189	-	-

Statement of financial position as at 31 December 2012
Non-current assets	298	181	-	-
Current assets	207	211	-	-
Non-current liabilities	(102)	(86)	-	-
Current liabilities	(181)	(66)	-	-
Total equity	222	240	-	-

Statement of financial position as at 31 December 2011
Non-current assets	237	180	180	36
Current assets	117	179	42	47
Non-current liabilities	(83)	(82)	(49)	(6)
Current liabilities	(76)	(69)	(43)	(14)
Total equity	195	208	130	63

Statement of cash flows for the year ended 31 December 2013
Cash inflow from operating activities	116	94	-	-
Cash outflow from investing activities	(69)	(30)	-	-
Cash outflow from financing activities	(107)	(92)	-	-
Net decrease in cash and cash equivalents	(60)	(28)	-	-

Statement of cash flows for the year ended 31 December 2012
Cash inflow from operating activities	300	72	26	49
Cash outflow from investing activities	(137)	(33)	(14)	(54)
Cash outflow from financing activities	(123)	(40)	(1)	-
Net increase (decrease) in cash and cash equivalents	40	(1)	11	(5)

Statement of cash flows for the year ended 31 December 2011
Cash inflow from operating activities	119	132	64	4
Cash outflow from investing activities	(87)	(18)	(43)	(8)
Cash (outflow) inflow from financing activities	(63)	(89)	(40)	1
Net (decrease) increase in cash and cash equivalents	(31)	25	(19)	(3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars
18 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Carrying value
Investments in associates	62	92	47
Investments in joint ventures	1,265	955	644
	1,327	1,047	691

Investments in associates include:

Name	Effective %			Description	Country of incorporation and operation
	2013	2012	2011
Listed associates
Trans-Siberian Gold plc	31.17	31.17	30.90	Exploration and mine development	United Kingdom operating in Russia
Unlisted associates
Rand Refinery Limited (2)	42.43	48.03	-	Smelting and refining of gold	South Africa

Figures in millions	2013	2012	2011
	US Dollars
Carrying value of associates
Trans-Siberian Gold plc (1)	7	22	35
Rand Refinery Limited (note 34)	46	57	-
Other	9	13	12
	62	92	47

Equity accounting of Trans-Siberian Gold plc is based on results to 30 September.
Equity accounting of Rand Refinery is based on results from the management accounts to 30 November.

Net impairment of investments in associates
Trans-Siberian Gold plc	(13)	(17)	(2)
Other	(1)	(1)	(3)
(Notes 9 and 13)	(14)	(18)	(5)

The impairment indicators considered the quoted share price where available, current financial position and operating results. Impairments of $14m (2012: $20m; 2011: $5m) were recorded and an impairment reversal of nil (2012: $2m; 2011: nil) was recognised in the income statement relating to Trans-Siberian Gold plc due to the increase in the listed share price.

(1)	At 31 December 2013, the fair value of the group’s investment in Trans-Siberian Gold plc was $14m (2012: $22m; 2011: $35m).
(2)	During the year the group disposed of 5.6% of Rand Refinery Limited for an amount of $6m.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

Summarised financial information of associates is as follows (not attributable):
Figures in million	Trans-Siberian Gold plc	Rand Refinery Limited
	US Dollars
Statement of profit or loss for 2013
Revenue	-	84
Operating costs and expenses	1	(67)
Finance costs and unwinding of obligations	(7)	-
Interest received	-	1
Taxation	(2)	(4)
(Loss) profit for the year	(8)	14
Other comprehensive income for the year, net of tax	-	-
Total comprehensive (loss) income for the year, net of tax	(8)	14

Statement of profit or loss for 2012
Revenue	33	-
Operating costs and expenses	(19)	-
Finance costs and unwinding of obligations	(2)	-
Taxation	2	-
Profit for the year	14	-
Other comprehensive loss for the year, net of tax	-	(1)
Total comprehensive income (loss) for the year, net of tax	14	(1)

Statement of profit or loss for 2011
Revenue	-	-
Operating costs and expenses	(3)	-
Taxation	(1)	-
Loss for the year	(4)	-
Other comprehensive income for the year, net of tax	-	-
Total comprehensive loss for the year, net of tax	(4)	-

Figures in millions	2013	2012	2011
	US Dollars
Aggregate statement of profit or loss for immaterial associates (attributable)
Revenue	7	13	13
Operating costs and expenses	(8)	(14)	(13)
Loss for the year	(1)	(1)	-
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive loss for the year, net of tax	(1)	(1)	-
Dividends received from associates	-	1	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

Summarised financial information of associates is as follows (not attributable):
Figures in million	Trans-Siberian Gold plc	Rand Refinery Limited
	US Dollars
Statement of financial position as at 31 December 2013
Non-current assets	104	73
Current assets	21	19
Cash and cash equivalents	-	19
Total assets	125	111

Non-current financial liabilities	1	-
Other non-current liabilities	-	6
Current financial liabilities	36	-
Other current liabilities	-	18
Total liabilities	37	24

Net assets	88	87
Group’s share of net assets	27	37
Goodwill	-	9
Impairment of investment in associate	(19)	-
Other	(1)	-
Carrying amount of interest in associates	7	46

Statement of financial position as at 31 December 2012
Non-current assets	120	57
Current assets	15	35
Cash and cash equivalents	4	31
Total assets	139	123

Non-current financial liabilities	24	-
Other non-current liabilities	-	7
Current financial liabilities	22	23
Total liabilities	46	30

Net assets	93	93
Group’s share of net assets	29	45
Goodwill	-	12
Impairment of investment in associate	(6)	-
Other	(1)	-
Carrying amount of interest in associates	22	57

Statement of financial position as at 31 December 2011
Non-current assets	129	-
Current assets	4	-
Cash and cash equivalents	3	-
Total assets	136	-

Non-current financial liabilities	53	-
Current financial liabilities	7	-
Total liabilities	60	-

Net assets	76	-

Group’s share of net assets	23	-
Goodwill	8	-
Other	4	-
Carrying amount of interest in associates	35	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

Investments in joint ventures include:
Name	Effective %			Description	Country of incorporation and operation
	2013	2012	2011
Kibali Goldmines s.p.r.l. (1)	45	45	45	Exploration and mine development	The Democratic Republic of the Congo

Société des Mines de Morila S.A. (Morila)	40	40	40	Commercial exploitation of gold	Mali

Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola)	41	41	41	Commercial exploitation of gold	Mali
(1) AngloGold Ashanti Limited has a 50% interest in the Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines s.p.r.l.

Figures in millions	2013	2012	2011
	US Dollars
Carrying value of joint ventures
Kibali	1,241	797	497
Morila	8	19	41
Sadiola	-	136	85
Immaterial joint ventures	16	3	21
	1,265	955	644
(Impairment) reversal of investments in joint ventures
Sadiola	(166)	-	-
Morila	(13)	-	-
Other	(2)	(39)	9
	(181)	(39)	9
Loss on disposal of loan to joint venture	-	(2)	-
Recovery of a loan previously impaired	31	-	-
(Notes 9 and 13)	(150)	(41)	9

The impairment indicators considered the current financial position and operating results. Impairments of $181m (2012: $39m; 2011: $11m) were recorded and an impairment reversal of $31m (2012: nil; 2011: $20m) was recognised in the income statement. During 2011, the AGA-Polymetal Strategic Alliance impairment of $20m was reversed to increase the carrying amount of the investment to fair value less costs to sell (note 25).

Comparative years have been restated for the adoption of IFRIC 20. Refer to changes in accounting policies (note 39) for details.

The unrecognised share of losses of the joint ventures for 2013 is $29m (2012: nil; 2011: nil).

Summarised financial information of joint ventures is as follows (not attributable):

Figures in millions	Kibali	Morila	Sadiola
	US Dollars
Statement of profit or loss for 2013
Revenue	109	199	295
Other operating costs and expenses	(44)	(113)	(344)
Amortisation of tangible and intangible assets	(15)	(4)	(5)
Finance costs and unwinding of obligations	(1)	(1)	(1)
Interest received	4	-	1
Taxation	5	(34)	(14)
Profit (loss) for the year	58	47	(68)
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive income (loss) for the year, net of tax	58	47	(68)
Dividends received from joint ventures	-	45	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

Summarised financial information of associates is as follows (not attributable):

Figures in million	Kibali	Morila	Sadiola
	US Dollars
Statement of profit or loss for 2012
Revenue	-	337	411
Other operating costs and expenses	(2)	(156)	(297)
Amortisation of tangible and intangible assets	(2)	(10)	(6)
Finance costs and unwinding of obligations	-	(1)	(2)
Interest received	1	-	-
Taxation	-	(44)	(29)
(Loss) profit for the year	(3)	126	77
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive (loss) income for the year, net of tax	(3)	126	77
Dividends received from joint ventures	-	180	41

Statement of profit or loss for 2011
Revenue	-	392	460
Other operating income (costs and expenses)	1	(205)	(265)
Amortisation of tangible and intangible assets	(2)	(11)	(5)
Finance costs and unwinding of obligations	-	(1)	(2)
Interest received	1	-	-
Taxation	-	(60)	(63)
Profit for the year	-	115	125
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive income for the year, net of tax	-	115	125
Dividends received from joint ventures	-	190	87

Figures in million	2013	2012	2011
	US Dollars
Aggregate statement of profit or loss for immaterial joint ventures (attributable)
Revenue	42	55	50
Other operating costs and expenses	(87)	(110)	(77)
Amortisation of tangible and intangible assets	(2)	(3)	(1)
Taxation	(2)	-	(1)
Loss for the year	(49)	(58)	(29)
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive loss for the year, net of tax	(49)	(58)	(29)

Figures in million	Kibali	Morila	Sadiola
	US Dollars
Statement of financial position as at 31 December 2013
Non-current assets	2,353	39	360
Current assets	258	70	165
Cash and cash equivalents	5	3	4
Total assets	2,616	112	529

Non-current financial liabilities	54	5	-
Other non-current liabilities	8	12	67
Current financial liabilities	6	-	182
Other current liabilities	91	44	105
Total liabilities	159	61	354

Net assets	2,457	51	175
Group’s share of net assets	1,229	20	72
Loans advanced to the joint venture	-	-	74
Impairment of investment in the joint venture	-	(12)	(166)
Other	12	-	20
Carrying amount of interest in joint ventures	1,241	8	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

Summarised financial information of associates is as follows (not attributable):

Figures in million	Kibali	Morila	Sadiola
	US Dollars
Statement of financial position as at 31 December 2012
Non-current assets	1,599	27	311
Current assets	83	57	133
Cash and cash equivalents	12	23	29
Total assets	1,694	107	473

Non-current financial liabilities	53	5	-
Other non-current liabilities	5	12	64
Current financial liabilities	18	-	88
Other current liabilities	50	41	77
Total liabilities	126	58	229

Net assets	1,568	49	244
Group’s share of net assets	784	19	100
Loans advanced to the joint venture	-	-	36
Other	13	-	-
Carrying amount of interest in joint ventures	797	19	136

Statement of financial position as at 31 December 2011
Non-current assets	978	31	213
Current assets	12	77	140
Cash and cash equivalents	2	63	4
Total assets	992	171	357

Non-current financial liabilities	-	5	-
Other non-current liabilities	-	14	60
Current financial liabilities	9	-	-
Other current liabilities	7	49	90
Total liabilities	16	68	150

Net assets	976	103	207
Group’s share of net assets	488	41	85
Other	9	-	-
Carrying amount of interest in joint ventures	497	41	85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars
19 OTHER INVESTMENTS

Non-current investments

Listed investments

Available-for-sale
Balance at beginning of year	69	82	124
Additions	9	6	47
Acquisition of subsidiary (note 34)	-	3	-
Disposals	(2)	-	(2)
Fair value adjustments	4	(12)	(59)
Impairments (notes 7 and 13) (1)	(26)	(8)	(21)
Transfer to current investments	(1)	-	-
Translation	(5)	(2)	(7)
Balance at end of year	48	69	82

The available-for-sale non-current investments consist of ordinary shares and collective investment schemes and primarily comprise:
International Tower Hill Mines Limited (ITH)	4	24	43
Corvus Gold Corporation	13	9	2
Various listed investments held by Environmental Rehabilitation Trust Fund	22	22	18
Other	9	14	19
	48	69	82
(1) Impairment of investments due to a significant decline in fair value
International Tower Hill Mines Limited	21	-	-
Corvus Gold Corporation	2	-	-
First Uranium Corporation	-	5	19
Other	3	3	2
	26	8	21

Current investments

Listed investments

Available-for-sale
Balance at beginning of year	-	-	-
Transfer from non-current investments	1	-	-
Balance at end of year	1	-	-

The available-for-sale current investments consist of ordinary shares and collective investment schemes and primarily comprise:
RoxGold Inc.	1	-	-

The group’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.

At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

Based on the share price of ITH over the past year and carrying value at 31 December 2013 of $4m, if ITH achieved the high that it achieved during 2013 of C$2.48 per share, other comprehensive income (OCI) would increase by $21m. If it achieved the low of C$0.31 per share, OCI would decrease by $1m. If the decrease was significant or prolonged, an impairment would be recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19	OTHER INVESTMENTS (continued)

Based on the share price of Corvus Gold Corporation over the past year and carrying value at 31 December 2013 of $13m, if Corvus Gold Corporation achieved the high that it achieved during 2013 of C$1.70 per share, other comprehensive income (OCI) would increase by $6m. If it achieved the low of C$0.51 per share, OCI would decrease by $7m. If the decrease was significant or prolonged, an impairment would be recorded.

The exposure to listed shares held by the Environmental Rehabilitation Trust Fund at fair value on the JSE was $22m. An analysis based on the assumption that the equity index (ALSI on the JSE) had increased/decreased by 10% with all other variables held constant and all the group’s JSE listed equity investments moved according to the ALSI, would impact OCI by $2.2m. If the decrease was significant or prolonged, an impairment would be recorded.

Figures in millions	2013	2012	2011
	US Dollars

Non-current investments

Listed investments

Held-to-maturity
Balance at beginning of year	7	8	13
Additions	5	-	-
Maturities	(6)	-	(3)
Amortisation of bonds	1	-	-
Translation	(1)	(1)	(2)
Balance at end of year	6	7	8

The held-to-maturity investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by RMB Private Bank.

The market value of bonds held-to-maturity is $8m (2012: $11m; 2011: $11m) and has a sensitivity of less than $1m (2012: less than $1m; 2011: $1m) for a 1% change in interest rates.

Book value of listed investments	55	76	90
Market value of listed investments	57	80	93

Non-current investments

Unlisted investments

Available-for-sale
Balance at beginning of year	2	9	9
Impairment (notes 7 and 13)	(2)	(7)	-
Balance at end of year	-	2	9

Held-to-maturity
Balance at beginning of year	89	87	91
Additions	77	91	101
Maturities	(72)	(85)	(87)
Translation	(17)	(4)	(18)
Balance at end of year	77	89	87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars

19 OTHER INVESTMENTS (continued)

Non-current investments (continued)

Held-to-maturity investments (continued)

Unlisted investments
The held-to-maturity investments include:
Negotiable Certificates of Deposit - Environmental Rehabilitation Trust Fund administered by RMB Private Bank	71	81	80
Nufcor Uranium Trust Fund	3	5	5
Other	3	3	2
	77	89	87

Book value of unlisted investments	77	91	96
Fair value of unlisted investments (2)	77	91	87

Total book value of other investments (note 37)	132	167	186

Total fair value of other investments (note 37) (2)	134	171	180

(2)

In 2011, there was no market for the unlisted equity investments and therefore fair value could not be measured reliably. The unlisted equity investments were carried at cost and were not included in the fair value calculations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars

20 INVENTORIES

Non-current
Raw materials
- heap-leach inventory	479	436	386
- ore stockpiles (1)	107	174	24
Total metal inventories	586	610	410

Current
Raw materials
- ore stockpiles	335	432	394
- heap-leach inventory	111	128	99
Work in progress
- metals in process	93	139	91
Finished goods
- gold doré/bullion	87	91	94
- by-products	8	11	24
Total metal inventories	634	801	702
Mine operating supplies	419	412	296
	1,053	1,213	998

Total inventories (2)	1,639	1,823	1,408

(1)	Includes non-current ore stockpiles of First Uranium SA acquired during July 2012, as disclosed in note 34.
(2)

The amount of the write-down of ore stockpiles, metals in process, gold doré/ bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense in special items and cost of sales is $291m (2012: $5m; 2011: $4m)

Comparative years have been restated for the adoption of IFRIC 20. Refer to note 39 for details.

Figures in millions	2013	2012	2011
	US Dollars

21 OTHER NON-CURRENT ASSETS

Post-retirement medical scheme for Rand Refinery employees (note 29)	-	-	2
Ashanti Retired Staff Pension Fund (note 29)	-	-	1
AngloGold Ashanti Limited Pension Fund (note 29)	41	-	-

Loans and receivables
Loan receivable bearing interest at 8% per annum	-	6	6
Other non-interest bearing loans and receivables - receivable on various dates	-	1	-
	41	7	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars

22 TRADE AND OTHER RECEIVABLES

Non-current
Prepayments and accrued income	10	31	22
Recoverable tax, rebates, levies and duties (1)	14	20	14
Reclamation sites trust fund	-	22	30
Deferred loan fees	5	6	9
Other receivables	-	-	1
	29	79	76

Current
Trade and loan receivables	73	149	46
Prepayments and accrued income	73	86	80
Recoverable tax, rebates, levies and duties	215	223	174
Amounts due from related parties	-	2	3
Interest receivable	-	1	3
Royalties receivable	-	-	14
Deferred loan fees	2	2	5
Other receivables	6	9	29
	369	472	354

Total trade and other receivables	398	551	430

Current trade and loan receivables are generally on terms less than 90 days.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.

There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:
Recoverable value added tax	49	16
Recoverable fuel duties (2)	18	35
Appeal deposits	4	4

(1)	The outstanding amounts have been discounted to their present value at a rate of 7.92%.
(2)	Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

Comparative years have been restated for the adoption of IFRIC 20. Refer note 39 for details.

Figures in millions	2013	2012	2011
	US Dollars

23 CASH RESTRICTED FOR USE

Non-current
Cash restricted by prudential solvency requirements	1	1	1
Cash balances held by Environmental Rehabilitation Trust Funds	30	28	22
	31	29	23

Current
Cash restricted by prudential solvency requirements	11	11	9
Cash balances held by the Tropicana joint venture	34	23	22
Other	1	1	4
	46	35	35

Total cash restricted for use (notes 37 and 38)	77	64	58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars

24 CASH AND CASH EQUIVALENTS

Cash and deposits on call	431	595	499
Money market instruments	217	297	613
(notes 37 and 38)	648	892	1,112

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following:
Cash and deposits on call	431	595	499
Money market instruments	217	297	613
Bank overdraft	(20)	-	-
	628	892	1,112

25 NON-CURRENT ASSETS AND LIABILITIES HELD FOR SALE

Navachab gold mine

Effective 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 63,000 ounces of gold in 2013 (2012: 74,000 ounces).

On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The agreement provides for an upfront consideration based on an enterprise value of $110 m which will be adjusted to take into account Navachab’s net debt and working capital position on the closing date of the transaction. The upfront consideration is payable in cash on the closing date. In addition, AngloGold Ashanti will receive deferred consideration in the form of a net smelter return (NSR). The NSR is to be paid quarterly for a period of seven years following the second anniversary of the closing date and will be determined at 2% of ounces sold by Navachab during a relevant quarter subject to a minimum average gold price of US$1,350 per ounce being achieved and capped at a maximum of 18,750 ounces sold per quarter. The transaction is subject to fulfilment of a number of conditions precedent, including Namibian and South African regulatory and third party approvals, which are expected to be obtained over the next several months. Navachab is not a discontinued operation and is not viewed as part of the core assets of the company.

The carrying amount of major classes of assets and liabilities of Navachab include:
Tangible assets	72	-	-
Intangible assets	2	-	-
Inventories	75	-	-
Trade and other receivables	2	-	-
Cash and cash equivalents	2	-	-
Non-current assets held for sale (note 2)	153	-	-
Borrowings	10	-	-
Provisions	4	-	-
Deferred taxation	35	-	-
Trade and other payables	8	-	-
Non-current liabilities held for sale	57	-	-

Net non-current assets held for sale	96	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars

25 NON-CURRENT ASSETS AND LIABILITIES HELD FOR SALE (continued)

Rand Refinery Limited	-	-	1

Effective December 2007, Rand Refinery allocated parts of its premises that were no longer utilised, to assets held for sale. On 1 April 2008, a sale agreement was concluded subject to the suspensive condition regarding rezoning of the land and transfer of title deeds.

AGA-Polymetal Strategic Alliance	-	-	20

Effective 2 December 2011, the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited were classified as held for sale. AngloGold Ashanti Holdings plc, a wholly owned subsidiary entered into a contractual agreement with Polyholding Limited relating to the disposal of these entities. A reversal of previous impairment losses recognised of $20m was recognised in share of associates and joint ventures’ profit to increase the carrying amount of the investment to fair value less costs to sell (notes 9, 13 and 18). The transaction was completed on 8 February 2012.

Total non-current assets held for sale	96	-	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars

26 SHARE CAPITAL AND PREMIUM

Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each	23	23	23
4,280,000 E ordinary shares of 25 SA cents each	-	-	-
2,000,000 A redeemable preference shares of 50 SA cents each	-	-	-
5,000,000 B redeemable preference shares of 1 SA cent each	-	-	-
	23	23	23

Issued and fully paid
402,628,406 (2012: 383,320,962; 2011: 382,242,343) ordinary shares of 25 SA cents each	16	16	16
712,006 (2012: 1,617,752; 2011: 2,582,962) E ordinary shares of 25 SA cents each	-	-	-
2,000,000 (2012: 2,000,000; 2011: 2,000,000) A redeemable preference shares of 50 SA cents each	-	-	-
778,896 (2012: 778,896; 2011: 778,896) B redeemable preference shares of 1 SA cent each	-	-	-
	16	16	16

Treasury shares held within the group:
2,778,896 (2012: 2,778,896; 2011: 2,778,896) A and B redeemable preference shares	-	-	-
5,171 (2012: 154,757; 2011: 326,906) ordinary shares	-	-	-
362,006 (2012: 917,752; 2011: 1,532,962) E ordinary shares	-	-	-

	16	16	16
Share premium
Balance at beginning of year	6,805	6,766	6,718
Ordinary shares issued (1)	259	46	57
E ordinary shares issued and cancelled	(6)	(7)	(9)
	7,058	6,805	6,766
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Ordinary shares	(6)	(10)	(17)
E ordinary shares	(9)	(16)	(23)
Balance at end of year	6,990	6,726	6,673

Share capital and premium	7,006	6,742	6,689

(1)	Includes share awards exercised and delivery of 18,140,000 shares to settle the outstanding 6% Mandatory Convertible Subordinated Bonds.

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:

•	an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
•

on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares.

B redeemable preference shares are entitled to:

•	an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and
•	on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.

The Moab Mining Right Area consists of the Moab Khotsong mine operations.

The B preference shares will only be redeemed from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.

In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars

27 BORROWINGS

Non-current

Unsecured
Debt carried at fair value
Mandatory convertible bonds - issued September 2010 (note 38) (1)	-	588	760

Quarterly coupons were paid at 6% per annum and the conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. The bonds were US dollar-based.

On 16 September 2013, AngloGold Ashanti Holdings Finance plc paid and discharged the 6% mandatory convertible bonds (which matured on 15 September 2013) by delivering 18,140,000 American Depository Shares, or ADSs, which represent an equivalent number of shares of the company’s common stock, and the cash equivalent of 177,859 shares of AngloGold Ashanti Limited as determined in the manner set out in the indenture governing the mandatory convertible bonds.

$1.25bn bonds - issued July 2013 (2)	1,353	-	-
Semi-annual coupons are paid at 8.5% per annum. The bonds were issued on 30 July 2013, and unless the company redeems the bonds earlier they are repayable on 30 July 2020 and are US dollar-based.
Debt carried at amortised cost
Rated bonds - issued July 2012 (3)	755	753	-
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.
Rated bonds - issued April 2010 (4)	997	996	996

Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.

3.5% Convertible bonds - issued May 2009 (5)	-	685	652
Semi-annual coupons were paid at 3.5% per annum. The bonds were convertible into ADSs up to May 2014 and are US dollar-based.

On 25 July 2013, AngloGold Ashanti Holdings plc commenced a cash tender offer to purchase any and all of the outstanding $732.5m 3.5% convertible bonds due May 2014 of AngloGold Ashanti Holdings Finance plc at a purchase price of $1,015 for each $1,000 principal amount of bonds validly tendered. The offer expired on 21 August 2013 and AngloGold Ashanti Holdings plc purchased $725.9m in aggregate principal amount of the bonds, representing 99.1% of the total issuance. In addition, holders received, in respect of their bonds that were accepted for purchase, accrued and unpaid interest on such bonds up to, but excluding, the settlement date of the tender offer. On 8 November 2013, AngloGold Ashanti Holdings Finance plc completed the redemption of all its outstanding 3.5% convertible bonds.

Syndicated revolving credit facility(A$600m) (6)	489	261	-

Interest charged at BBSY plus 2.6% per annum. The applicable margin is subject to a ratings grid. Loan is repayable in December 2015 and is Australian dollar-based. The loan is subject to debt covenant arrangements for which no default event occurred.

R750m bonds - issued December 2013 (7)	72	-	-
Quarterly coupons are paid at 3 month JIBAR plus 1.75% on R750m bonds and they are repayable on 9 December 2016. The bonds are SA rand-based.
Group Santander Brasil	-	1	2
Interest charged at 8.11% per annum. Loans are repayable in monthly instalments terminating in April 2014 and are Brazilian real-based.
Brazilian Economic and Social Development Bank	-	1	1
Interest charged at a rate of 2.3% plus delta exchange rate on individual instalments per annum. Loans are repayable in monthly instalments terminating in April 2014 and are Brazilian real-based.
Banco de Desenvolvimento de Minas Gerais	2	1	1
Interest charged at a rate of 4.5% per annum. Loans are repayable in monthly instalments terminating in June 2020 and are Brazilian real-based.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars

27 BORROWINGS (continued)

Non-current (continued)

Secured
Finance leases
Turbine Square Two (Pty) Limited	25	31	33

The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 38).

Caterpillar Financial Services Corporation	4	8	10

Interest charged at an average rate of 5.5% per annum. Loans are repayable in monthly instalments terminating in 2015 and are US dollar-based. The equipment financed is used as security for these loans.

Mazuma Capital Corporation	-	-	2

Interest charged at an average rate of 5.6% per annum. Loans were repaid in monthly instalments and terminated in November 2012 and were US dollar-based. The equipment financed was used as security for these loans.

CSI Latina Arrendamento Mercantil S.A.	1	1	2
Interest charged at a rate of 10.4% per annum. Loans are repayable by December 2016 and are Brazilian real-based. The equipment financed is used as security for these loans.

Navachab Lewcor Mining Contract	-	22	29

Interest charged at a rate of 8.4% per annum. Loans are repayable by April 2015 and are Namibian dollar-based. The equipment financed is used as security for these loans. Navachab has been reclassified as held for sale during 2013.

California First National Bank	16	11	-

Interest charged at an average rate of 2.4% per annum. Loans are repayable in monthly instalments terminating in December 2019 and are US dollar-based. The equipment financed is used as security for these loans.

Total non-current borrowings including current portion	3,714	3,359	2,488
Current portion of non-current borrowings included in current liabilities	(81)	(635)	(32)
Total non-current borrowings	3,633	2,724	2,456

Current
Current portion of non-current borrowings included above	81	635	32

Unsecured
Senior floating rate notes - DMTNP	54	84	-
Senior fixed rate notes - DMTNP	62	36	-
FirstRand Bank Limited demand facility	-	59	-
Standard Bank Argentina	15	-	-
Other loans	46	45	-
Total current borrowings	258	859	32

Total borrowings (notes 37 and 38)	3,891	3,583	2,488

Amounts falling due
Within one year	258	859	32
Between one and two years	494	699	773
Between two and five years	88	277	672
After five years	3,051	1,748	1,011
(notes 37 and 38)	3,891	3,583	2,488

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2013	2012	2011
	US Dollars

27 BORROWINGS (continued)

Currency
The currencies in which the borrowings are denominated are as follows:
US dollar	3,186	3,086	2,420
Australian dollar	489	261	-
SA rand	213	210	33
Brazilian real	3	4	6
Namibian dollar	-	22	29
(notes 37 and 38)	3,891	3,583	2,488

Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility ($1bn) - US dollar	1,000	1,000	1,000
Syndicated revolving credit facility (A$600m) - Australian dollar	45	359	617
Syndicated revolving credit facility (R1.5bn) - SA rand	144	-	-
FirstRand Bank Limited - US dollar	-	-	50
Absa Bank Limited - US dollar	-	-	42
Nedbank Limited - US dollar	-	-	2
FirstRand Bank Limited - SA rand	48	30	14
Standard Bank of South Africa Limited - SA rand	-	-	23
Nedbank Limited - SA rand	-	-	13
Absa Bank Limited - SA rand	-	-	4
	1,237	1,389	1,765

(1) Mandatory convertible bonds - issued September 2010
Senior unsecured fixed-rate bonds	-	586	758
Accrued interest	-	2	2
	-	588	760

(2) $1.25bn bonds - issued July 2013
Senior unsecured fixed-rate bonds	1,308	-	-
Accrued interest	45	-	-
	1,353	-	-

(3) Rated bonds - issued July 2012
Senior unsecured fixed-rate bonds	750	750	-
Unamortised discount and bond issue costs	(11)	(13)	-
	739	737	-
Accrued interest	16	16	-
	755	753	-

(4) Rated bonds - issued April 2010
Senior unsecured fixed-rate bonds	1,000	1,000	1,000
Unamortised discount and bond issue costs	(15)	(15)	(16)
	985	985	984
Accrued interest	12	11	12
	997	996	996

(5) 3.5% Convertible bonds - issued May 2009
Senior unsecured fixed-rate bonds	-	733	733
Unamortised discount and bond issue costs	-	(51)	(84)
	-	682	649
Accrued interest	-	3	3
	-	685	652

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions		2013	2012	2011
			US Dollars

27	BORROWINGS (continued)

	(6)	Syndicated revolving credit facility (A$600m)
		Drawn down	492	266	-
		Unamortised loan issue costs	(3)	(5)	-
			489	261	-

	(7)	R750 ZAR Bonds - issued December 2013
		Senior unsecured floating-rate bonds	72	-	-
		Unamortised discount and bond issue costs	-	-	-
			72	-	-
		Accrued interest	-	-	-
			72	-	-

The group has received consent from its banking syndicates to relax the net debt to EBITDA ratio from 3.0:1 to a maximum of 4.5:1 on its facilities for the next testing period, being 30 June 2014, after which this financial covenant will revert to 3.0:1.

Whilst the group does not anticipate requiring this additional headroom on the financial covenant, it believes this prudent move will provide the group with greater flexibility to address any volatile market and operating conditions in the short-term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2013	2012	2011
		US Dollars
28	ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

	Environmental rehabilitation obligations

	Provision for decommissioning
	Balance at beginning of year	306	240	213
	Change in estimates (1)	(28)	53	32
	Transfer of liability to asset held for sale	(2)	-	-
	Acquisition of subsidiary (note 34)	-	6	-
	Unwinding of decommissioning obligation (note 8)	13	11	12
	Transfer of decommissioning obligation to a third party (2)	(5)	-	-
	Utilised during the year	(3)	-	-
	Translation	(25)	(4)	(17)
	Balance at end of year	256	306	240

	Provision for restoration
	Balance at beginning of year	535	507	338
	Charge to income statement	1	18	8
	Change in estimates (1)	(40)	(16)	180
	Transfer of liability to asset held for sale	(2)	-	-
	Acquisition of subsidiary (note 34)	-	34	-
	Unwinding of restoration obligation (note 8) (3)	14	18	17
	Transfer of restoration liability to a third party (2)	(16)	-	-
	Utilised during the year	(10)	(21)	(18)
	Translation	(10)	(5)	(18)
	Balance at end of year	472	535	507

	Other provisions
	Balance at beginning of year	397	35	38
	Charge to income statement	7	45	21
	Change in estimates	(70)	(2)	-
	Acquisition of subsidiary (note 34)	-	346	-
	Transfer from (to) trade and other payables	5	(4)	(5)
	Unwinding of other provisions (note 8)	2	1	-
	Utilised during the year	(39)	(10)	(15)
	Translation	(67)	(14)	(4)
	Balance at end of year	235	397	35

	Other provisions comprise the following:
	- provision for labour, environmental, tax and civil court settlements (4)	25	32	34
	- provision for employee compensation claims in Australasia	-	-	1
	- commodity contract (5)	210	365	-
		235	397	35

	Total environmental rehabilitation and other provisions	963	1,238	782

(1)

The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

(2)	Transferred during 2013 to DRDGOLD Limited.
(3)	Included in unwinding of restoration obligation is nil (2012: $1m; 2011: $2m) which is recoverable from a third party. The asset is included in trade and other receivables.
(4)

Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes and shareholder claim related to stamp duties. The liability is expected to be settled over the next two-to five-year period.

(5)

Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay $400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions using a gold forward for the duration of the contract of $1,206/oz (2012: $1,675/oz). As at 31 December 2013 the remaining production due to Franco Nevada is 266,627oz (2012: 292,672oz). Also included are future royalty obligations to Buffelsfontein Gold Mines and Premier Royalty Company of $19m (2012: $24m) and environmental legal claims of nil (2012: $3m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2013	2012	2011
		US Dollars

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

	Defined benefit plans
	The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
	AngloGold Ashanti Limited Pension Fund	(41)	24	23
	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	137	183	157
	Other defined benefit plans (1)	15	14	12
	Sub-total	111	221	192
	Transferred to other non-current assets (note 21):
	- Post-retirement medical scheme for Rand Refinery employees	-	-	2
	- Ashanti Retired Staff Pension Plan	-	-	1
	- AngloGold Ashanti Limited Pension Fund	41	-	-
		152	221	195

	(1) Other defined benefit plans comprise the following:
	- Ashanti Retired Staff Pension Plan (asset)	-	-	(1)
	- Obuasi Mines Staff Pension Scheme	12	11	11
	- Post-retirement medical scheme for Rand Refinery employees (asset)	-	-	(2)
	- Retiree Medical Plan for North American employees	2	2	3
	- Supplemental Employee Retirement Plan (SERP) for North America (USA) Inc. employees	1	1	1
		15	14	12

	AngloGold Ashanti Limited Pension Fund

The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December 2013 was completed at the beginning of 2014 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions, as well as returns on investments.

	A formal statutory valuation is required by legislation every three years. The statutory valuation effective 31 December 2011 was completed in May 2012. The next statutory valuation of the Fund will have an effective date of no later than 31 December 2014 and is expected to be submitted to the Registrar of Pension Funds during 2015.

	All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

	Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:
	Benefit obligation
	Balance at beginning of year	328	307	334
	Current service cost	6	7	7
	Interest cost	23	26	25
	Participants’ contributions	1	1	2
	Actuarial (gain) loss	(23)	22	22
	Benefits paid	(38)	(18)	(19)
	Translation	(61)	(17)	(64)
	Balance at end of year	236	328	307

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2013	2012	2011
		US Dollars

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

	AngloGold Ashanti Limited Pension Fund (continued)

	Plan assets
	Balance at beginning of year	304	284	334
	Interest income	21	25	26
	Return on plan assets net of interest income	6	6	4
	Actuarial gain (loss)	38	14	(6)
	Company contributions	7	7	7
	Participants’ contributions	1	1	2
	Benefits paid	(38)	(18)	(19)
	Translation	(62)	(15)	(64)
	Fair value of plan assets at end of year	277	304	284
	Funded (unfunded) status at end of year	41	(24)	(23)
	Net amount recognised	41	(24)	(23)

	Components of net periodic benefit cost
	Interest cost	23	26	25
	Current service cost	6	7	7
	Interest income	(21)	(25)	(26)
	Net periodic benefit cost	8	8	6

	Assumptions
	Assumptions used to determine benefit obligations at the end of the year are as follows:
	Discount rate	9.00%	8.25%	8.75%
	Rate of compensation increase (1)	8.25%	8.00%	8.00%
	Expected long-term return on plan assets (2)	10.46%	10.53%	11.20%
	Pension increase	5.63%	5.40%	5.40%

	Plan assets (3)

	AngloGold Ashanti Limited’s pension plan asset allocations at the end of the year, by asset category, are as follows:
	Equity securities	62%	56%	56%
	Debt securities	34%	38%	37%
	Other	4%	6%	7%
		100%	100%	100%

(1)	The short-term compensation rate increase is 6.4% (2012: 5.5%; 2011: 7.5%) and the long-term compensation rate increase is 8.25% (2012: 8.0%; 2011: 8.0%).
(2)	The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.
(3)

The plan assets are measured at fair value. Fair values of the equity and debt instruments have been calculated by reference to quoted prices in active markets and fall within level 1 of the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

AngloGold Ashanti Limited Pension Fund (continued)

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

	Number of shares	Percentage of total assets	Fair value	Number of shares	Percentage of total assets	Fair value	Number of shares	Percentage of total assets	Fair value

US Dollars million	2013			2012			2011

Related parties
Investments held in related parties are summarised as follows:

Equity securities
AngloGold Ashanti Limited	360,776	1.5%	4	184,432	1.9%	6	100,079	1.5%	4

Other investments exceeding 5% of total plan assets
Bonds
IFM Corporate Bond Unit Trust	291,175,811	10.2%	28	271,680,384	11.4%	35	287,226,346	12.7%	36
Allan Gray Orbis Global Equity Fund	224,509	14.5%	40	224,509	9.5%	29	242,110	9.5%	27
Contrarius Global Equity Fund	1,151,413	15.2%	42	1,151,413	9.2%	28	1,251,535	9.1%	26

			110			92			89

Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $3m to its pension plan in 2014.

Figures in millions	2013

US Dollars
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2014	19
2015	19
2016	20
2017	20
2018	21
Thereafter	137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2013	2012	2011

		US Dollars

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
	The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

	The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2013.

	Information with respect to the defined benefit liability is as follows:
	Benefit obligation
	Balance at beginning of year	183	157	176
	Current service cost	1	1	1
	Recognition of past service cost	-	22	-
	Interest cost	12	13	13
	Benefits paid	(12)	(15)	(13)
	Actuarial (gain) loss	(12)	13	11
	Translation	(35)	(8)	(31)
	Balance at end of year	137	183	157
	Unfunded status at end of year	(137)	(183)	(157)
	Net amount recognised	(137)	(183)	(157)

	Components of net periodic benefit cost
	Current service cost	1	1	1
	Interest cost	12	13	13
	Recognition of past service cost	-	22	-
	Net periodic benefit cost	13	36	14

	Assumptions
	Assumptions used to determine benefit obligations at the end of the year are as follows:
	Discount rate	8.76%	7.75%	8.75%
	Expected increase in health care costs	7.25%	7.00%	7.50%

	Assumed health care cost trend rates at 31 December:
	Health care cost trend assumed for next year	7.25%	7.00%	7.50%
	Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.25%	7.00%	7.50%

	Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:	1% point increase
	Effect on total service and interest cost	1
	Effect on post-retirement benefit obligation	12
		1% point decrease
	Effect on total service and interest cost	(1)
	Effect on post-retirement benefit obligation	(11)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2013	2012	2011

		US Dollars

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (continued)

	Cash flows
	Contributions
	AngloGold Ashanti Limited expects to contribute $10m to the post-retirement medical plan in 2014.

	Estimated future benefit payments
	The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
	2014	10
	2015	11
	2016	11
	2017	12
	2018	12
	Thereafter	81

	Other defined benefit plans

Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for North American employees, the Employee Retirement Plan for North America (USA) Inc. employees and the Retiree Medical Plan for Nufcor South Africa employees.

Information in respect of other defined benefit plans for the year ended 31 December 2013 has been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost and is as follows:

	Benefit obligation
	Balance at beginning of year	18	21	22
	Recognition of past service cost	2	-	-
	Interest cost	1	1	1
	Actuarial loss	5	1	-
	Disposal of subsidiary (note 34)	-	(2)	-
	Benefits paid	(4)	(2)	(2)
	Translation	-	(1)	-
	Balance at end of year	22	18	21

	Plan assets
	Fair value of plan assets at beginning of year	4	9	10
	Return on plan assets	-	-	1
	Company contributions	2	-	-
	Disposal of subsidiary (note 34)	-	(4)	-
	Translation	1	(1)	(2)
	Fair value of plan assets at end of year	7	4	9
	Net amount recognised analysed as follows:	(15)	(14)	(12)
	- funded plans	-	-	2
	- unfunded plans	(15)	(14)	(14)

	Components of net periodic benefit cost
	Recognition of past service cost	2	-	-
	Interest cost	1	1	1
	Expected return on plan assets	-	-	(1)
	Net periodic benefit cost	3	1	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

	Other defined benefit plans (continued)

	Cash flows
	The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members.

	Estimated future benefit payments
	The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
	2014	1
	2015	1
	2016	1
	2017	1
	2018	1
	Thereafter	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

Defined contribution funds

Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement benefits for the year amounted to $62m (2012: $69m; 2011: $64m).

South Africa

AngloGold Ashanti Limited’s operations in South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, TauTona, First Uranium (Pty) Limited, Corporate and Other) contribute to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group’s assets. The cost of providing these benefits amounted to $39m (2012: $46m; 2011: $48m).

Continental Africa

AngloGold Ashanti Limited’s mines in Ghana (Iduapriem and Obuasi) contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana government treasury instruments, fixed term deposits and other investments. The cost of these contributions was $6m (2012: $10m; 2011: $3m).

AngloGold Ashanti Limited’s mine in Guinea (Siguiri) contributes to a provident plan for their employees which is a defined contribution plan. The fund is administered by a Board of Trustees and invested mainly in Guinea government treasury instruments, fixed term deposits and other investments. A portion paid by Siguiri is currently lodged at Ecobank as a fixed term deposit which generates interest. The cost of these contributions was $2m (2012: $2m; 2011: $2m).

At AngloGold Ashanti Limited’s mine in Namibia (Navachab) the employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Life Assurance Company (Namibia) Limited. Both the company and the employees contribute to this fund. The cost to the group of these contributions amounted to $1m (2012: $2m; 2011: $2m).

AngloGold Ashanti Limited’s mine in Tanzania (Geita) contributes to pension plans for their employees which are defined contribution plans. There are two main Pension Funds (the Parastatal Provident Fund (PPF) and the National Social Security Fund (NSSF)) each established by an enacted law and managed by Boards of Trustees appointed to that effect. At the time of employment, an employee is at liberty to choose which pension fund to join, thereafter movements between the funds are prohibited by law. The funds invest mainly in Tanzania government treasury instruments, fixed term deposits and other investments. In 2005, Geita Gold Mine established its own supplementary provident scheme whereby all national employees may voluntarily join. The company contributes to the NSSF on behalf of expatriate employees. On termination of employment the company may apply for a refund of contributions from the NSSF. The NSSF also administers this fund.

Australasia

AngloGold Ashanti Limited’s operations in Australia (Sunrise Dam and Tropicana) contribute to various approved superannuation funds for the provision of benefits to employees and their dependants on retirement, disability or death. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. The contributions by the operations are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of these contributions amounted to $7m (2012: $6m; 2011: $5m).

Americas

AngloGold Ashanti Limited’s mine in North America (Cripple Creek & Victor) sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti Limited USA. AngloGold Ashanti Limited USA’s contributions were $3m (2012: $2m; 2011: $2m).

AngloGold Ashanti Limited’s mines in Brazil (AngloGold Ashanti Córrego do Sitío Mineração and Serra Grande) operate defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de Benefićio Livre) fund, similar to the American 401(k) type of plan was started in December 2001. Administered by Bradesco Vida e Previdência (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group. Contributions amounted to $4m (2012: $1m; 2011: $2m).

AngloGold Ashanti Limited’s mine in Argentina (Cerro Vanguardia) does not have a retirement scheme for employees. Argentine nationals contribute to the obligatory Régimen Previsional Público fund which is administered by the state through the National Administrators of the Social Security (ANSES). Employees in Argentina contribute 11% of their salaries towards the Régimen Previsional Público fund and the company makes a contribution of 17% of an employee’s salary to the same fund.

AngloGold Ashanti Limited’s operations in Colombia offer a Voluntary Pension Fund to their employees. The fund is administered by Porvenier. The employees can contribute up to 10% of their salary and the company contributes 50% of this amount. On termination of employment the participant may apply to withdraw from the fund.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2013	2012	2011
		US Dollars
30	DEFERRED TAXATION

	Deferred taxation relating to temporary differences is made up as follows:
	Liabilities
	Tangible assets	840	1,568	1,549
	Inventories	38	64	20
	Derivatives	-	2	8
	Other	23	15	4
		901	1,649	1,581
	Assets
	Provisions	320	512	406
	Derivatives	1	1	1
	Tax losses	73	109	82
	Other	105	40	23
		499	662	512

	Net deferred taxation liability	402	987	1,069

	Included in the statement of financial position as follows:
	Deferred tax assets	177	97	79
	Deferred tax liabilities	579	1,084	1,148
	Net deferred taxation liability	402	987	1,069

	The movement on the deferred tax balance is as follows:
	Balance at beginning of year	987	1,069	855
	Taxation of items included in income statement	(467)	(68)	330
	Taxation on items included in other comprehensive income	18	-	(5)
	Acquisition of subsidiary (note 34)	-	8	-
	Disposal of subsidiary (note 34)	-	(2)	-
	Transfer to liabilities held for sale	(39)	-	-
	Translation	(97)	(20)	(111)
	Balance at end of year	402	987	1,069

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $305m (2012: $450m; 2011: $417m).

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer note 39 for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2013	2012	2011
		US Dollars
31	TRADE, OTHER PAYABLES AND DEFERRED INCOME

	Non-current
	Accruals	1	9	9
	Deferred income	-	1	3
	Other payables	3	-	2
		4	10	14
	Current
	Trade payables	487	590	473
	Accruals	294	325	257
	Deferred income	-	3	6
	Other payables	39	61	15
		820	979	751

	Total trade, other payables and deferred income	824	989	765
	Current trade and other payables are non-interest bearing and are normally settled within 60 days.

32	TAXATION

	Balance at beginning of year	66	119	107
	Refunds during the year	23	54	98
	Payments during the year	(187)	(507)	(477)
	Taxation of items included in the income statement	134	414	407
	Disposal of subsidiary (note 34)	-	(4)	-
	Translation	(6)	(10)	(16)
	Balance at end of year	30	66	119

	Included in the statement of financial position as follows:
	Taxation asset included in trade and other receivables	51	54	39
	Taxation liability	81	120	158
		30	66	119
	Comparative years have been restated for the adoption of IFRIC 20. Refer to change in accounting policies (note 39) for details.

33	CASH GENERATED FROM OPERATIONS

	(Loss) profit before taxation	(2,533)	1,261	2,370
	Adjusted for:
	Movement on non-hedge derivatives and other commodity contracts (note 37)	(94)	35	1
	Amortisation of tangible assets (notes 4 and 15)	775	830	825
	Finance costs and unwinding of obligations (note 8)	296	231	196
	Environmental, rehabilitation and other expenditure	(66)	(17)	171
	Special items	3,399	402	(93)
	Amortisation of intangible assets (notes 4 and 16)	24	5	2
	Fair value adjustment on $1.25bn bonds	58	-	-
	Fair value adjustment on option component of convertible bonds	(9)	(83)	(84)
	Fair value adjustment on mandatory convertible bonds	(356)	(162)	(104)
	Interest received (note 3)	(39)	(43)	(52)
	Share of associates and joint ventures’ loss (profit) (note 9)	162	30	(72)
	Other non-cash movements	25	79	91
	Movements in working capital	(250)	(218)	(170)
		1,392	2,350	3,081
	Movements in working capital:
	Increase in inventories	(142)	(324)	(236)
	Decrease (increase) in trade and other receivables	69	(110)	-
	(Decrease) increase in trade, other payables and deferred income	(177)	216	66
		(250)	(218)	(170)

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer change in accounting policies (note 39) for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2012
		US Dollars
34	BUSINESS COMBINATIONS

	Acquisition of First Uranium (Pty) Limited

On 20 July 2012, AngloGold Ashanti Limited acquired the entire share capital of First Uranium (Pty) Limited, a wholly owned subsidiary of Toronto-based First Uranium Corporation and the owner of Mine Waste Solutions, a recently commissioned tailings retreatment operation located in South Africa’s Vaal River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities, for an aggregate cash consideration of $335m. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for using the acquisition method.

	The fair value of the identifiable assets and liabilities of First Uranium (Pty) Limited as at the date of acquisition was:
	Assets
	Tangible assets (note 15)	616
	Other investments (note 19)	3
	Deferred tax (note 30)	52
	Inventories	134
	Trade and other receivables	2
	Cash restricted for use	3
	Cash and cash equivalents	5
		815
	Liabilities
	Environmental rehabilitation and other provisions (note 28)	386
	Loans from group companies	204
	Deferred tax (note 30)	60
	Trade and other payables	48
		698
	Total identifiable net assets at fair value	117
	Purchase consideration	131
	Goodwill recognised on acquisition (note 16)	14

	Analysis of cash flows on acquisition:
	Net cash acquired with the subsidiary	5
	Cash paid - share capital acquired	(131)
	Cash paid - loan acquired	(204)
		(330)

Since acquisition, First Uranium (Pty) Limited has contributed $41m of revenue and a profit of less than $1m to the net profit before tax of the group. If the combination had taken place at the beginning of the year, applying the group accounting policies, the group’s profit for the 2012 year would have been $920m and revenue would have been $6,697m.

The transaction costs of $3m have been expensed and are included in administrative expenses in the income statement and are part of operating activities in the statement of cash flows.

The goodwill of $14m arising from the acquisition consists largely of the expected synergies arising from the immediate proximity of AngloGold Ashanti Limited’s own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold Ashanti Limited’s Vaal River tailings without having to build additional processing facilities. The processing of AngloGold Ashanti Limited’s tailings will reduce the environmental liability associated with those tailings. In addition, the company is able to utilise its recently developed processes and recovery technology for tailings which will increase the ore recovery rates from both AngloGold Ashanti Limited and First Uranium (Pty) Limited tailings alike.

None of the goodwill recognised is expected to be deductible for income tax purposes. There have been no significant movements in goodwill or provisions except for the fair value movements related to the commodity contract since the date of acquisition.

Financial assets acquired includes trade and other receivables with a fair value of $2m. All trade and other receivables are expected to be collectible.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2012
		US Dollars
34	BUSINESS COMBINATIONS (continued)

	Part disposal of Rand Refinery Limited

	In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited (Rand Refinery) for a total cash consideration of $6m. At 31 December 2012, AngloGold Ashanti Limited held a remaining interest of 48.03% and this interest was accounted for as an associate.

	The carrying value of the identifiable assets and liabilities of Rand Refinery as at the date of disposal was:
	Assets
	Tangible assets (note 15)	53
	Other non-current assets (note 21)	2
	Non-current assets held for sale	1
	Inventories	22
	Trade and other receivables	13
	Cash and cash equivalents	31
		122

	Liabilities
	Deferred tax (note 30)	2
	Trade and other payables	22
	Taxation (note 32)	4
		28

	Total identifiable net assets	94

	Consideration received	6
	Fair value of residual value of investment (note 18)	57
	Non-controlling interest	45
	Less: Net assets disposed	(94)
	Total gain on disposal	14

	Total gain on disposal	14
	Realised gain	5
	Unrealised gain	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2013	2012	2011
		US Dollars
35	RELATED PARTIES

	Material related party transactions were as follows (not attributable):

	Sales and services rendered to related parties
	Joint ventures	18	18	18

	Purchases and services acquired from related parties
	Associates	7	4	6

	Outstanding balances arising from sale of goods and services due by related parties
	Joint ventures	3	2	3

	Amounts owed to/due by related parties above are unsecured and non-interest bearing.

	Loans advanced to associates
	Oro Group (Pty) Limited	1	2	1
	The loan bears a market related interest rate determined by the Oro Group (Pty) Limited’s board of directors and is repayable at its discretion.

	Trans-Siberian Gold plc	-	-	3
	The loan was unsecured, carried interest at 8% per annum and was converted into ordinary shares during 2012.

	Loans advanced to joint ventures
	Société d’Exploitation des Mines d’Or de Sadiola S.A. (1)	-	36	-
	The loan was repayable on demand with interest at LIBOR plus 2% per annum. The loan was fully impaired during 2013.

	Société d’Exploitation des Mines d’Or de Yatela S.A.	-	-	-
	A loan repayable on demand and bears interest at LIBOR plus 2% per annum. The loan was fully impaired during 2012.

	AuruMar (Pty) Limited	-	2	5
	The loan was interest free and had no fixed terms of repayment. The loan was repaid during 2013.

	Thani Ashanti Alliance Limited	-	-	20
	Interest was charged at JIBAR plus 0.95% per annum. The loan was fully impaired during 2012 and fully recovered during August 2013.

	Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 17).

	(1) During the year a loan of $39m was granted to Sadiola and subsequently impaired.

	Details of guarantees to related parties are included in note 36.

	Agreement with Izingwe Property Managers (Pty) Limited

AngloGold Ashanti entered into an agreement (“Agreement”) with Izingwe Property Managers (Pty) Limited (“Izingwe Property”) under which Izingwe Property assists AngloGold Ashanti in planning, design, development and construction of 200 units of housing in South Africa for employees of AngloGold Ashanti. Izingwe Property’s roles are those of development and project manager and main contractor. The terms of the Agreement, entered into on 19 February 2013, call for payments from AngloGold Ashanti to Izingwe Property in the amount of $5m in consideration for Izingwe Property’s services. To date $1.9m has been paid to Izingwe Property pursuant to the agreement. Mr Sipho Pityana, a Non-Executive Director of the Company, is Chairman and a 44% shareholder in Izingwe Holdings (Pty) Limited (“Izingwe”), AngloGold Ashanti’s BEE partner. Izingwe Capital (Pty) Limited, an associate company of Izingwe is the majority shareholder of Izingwe Property.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES (continued)

Executive contracts

All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s short term incentive scheme, the Bonus Share Plan (BSP), and the Long-Term Incentive Plan (LTIP). All recently updated Executive Committee contracts include details on participation in the Co-Investment plan and the applicable Minimum Shareholder Requirement (MSR).

South African executives (with the exception of the CEO who is remunerated 100% in South Africa) have dual contracts which reflect the percentage of their time focused on offshore business requirements.

The executive contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:

•	The acquisition of all or part of AngloGold Ashanti; or
•	A number of shareholders holding less than 35% of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•	The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2013 were as follows:

Executive Committee member	Notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Committee members	6 months	6 months

In appointing Venkat as the new CEO the Remuneration and Human Resources Committee increased his notice period from 9 months to 12 months in line with the previous CEO, Mark Cutifani’s, notice period. The Remuneration and Human Resources Committee however reduced the change of control from 24 months to 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES (continued)

Directors and other key management personnel

Details relating to Directors’ and Prescribed Officers’ emoluments and shareholdings in the company are disclosed below:

Executive Directors’ and Prescribed Officers’ remuneration

	Appointed with effect from	Resigned/ retired with effect from	Salary (1)	Performance related payments (2)	Pension scheme benefits	Other benefits and encashed leave (3)	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousands					2013				SA Rands	US Dollars (4)

Executive Directors
M Cutifani		31-Mar-13	3,639	-	664	1,915	6,218	19,293	25,511	2,651
RN Duffy	Full year		6,589	2,659	1,341	152	10,741	-	10,741	1,116
AM O’ Neill (7)		2-Aug-13	10,256	-	145	5,171	15,572	18,421	33,993	3,532
S Venkatakrishnan	Full year		13,135	-	2,704	2,117	17,956	-	17,956	1,866
			33,619	2,659	4,854	9,355	50,487	37,714	88,201	9,165
Prescribed Officers
I Boninelli	Full year		5,200	3,691	553	58	9,502	-	9,502	987
CE Carter	Full year		6,457	2,234	686	487	9,864	3,048	12,912	1,342
GJ Ehm	Full year		7,349	4,433	232	85	12,099	-	12,099	1,257
RW Largent	Full year		10,037	4,358	1,662	2,647	18,704	2,952	21,656	2,251
M MacFarlane (5) (8)		30-Jun-13	2,292	-	284	3,367	5,943	-	5,943	618
DC Noko	Full year		4,792	1,802	509	10	7,113	-	7,113	739
MP O’ Hare (6)	Full year		6,697	2,719	1,363	117	10,896	517	11,413	1,186
ME Sanz Perez	Full year		4,864	3,573	517	53	9,007	-	9,007	936
YZ Simelane	Full year		3,865	909	787	214	5,775	-	5,775	600
			51,553	23,719	6,593	7,038	88,903	6,517	95,420	9,916

Total Executive Directors’ and Prescribed Officers’ remuneration ZAR			85,172	26,378	11,447	16,393	139,390	44,231	183,621	19,081

Total Executive Directors’ and Prescribed Officers’ remuneration USD			8,851	2,741	1,189	1,703	14,484	4,597	19,081

	Appointed with effect from	Resigned/ retired with effect from	Salary (1)	Performance related payments (2)	Pension scheme benefits	Other benefits and encashed leave (3)	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousands					2012				SA Rands	US Dollars (4)

Executive Directors
M Cutifani (9)	Full year		14,041	2,939	2,879	466	20,325	22,946	43,271	5,279
S Venkatakrishnan (9)(10)	Full year		8,708	2,577	1,711	4,277	17,273	18,713	35,986	4,391
			22,749	5,516	4,590	4,743	37,598	41,659	79,257	9,670
Prescribed Officers
I Boninelli	Full year		4,841	965	505	27	6,338	-	6,338	773
CE Carter (9)(10)	Full year		5,601	1,281	584	2,388	9,854	8,674	18,528	2,261
RN Duffy (10)	Full year		6,191	869	1,211	2,669	10,940	-	10,940	1,335
GJ Ehm (10)	Full year		5,641	977	510	1,435	8,563	-	8,563	1,045
RW Largent (10)	Full year		6,779	1,447	1,565	2,920	12,711	14,022	26,733	3,262
RL Lazare (10) (11)		31-Mar-12	1,419	2,626	245	3,067	7,357	10,184	17,541	2,140
M MacFarlane (5)	1-Jun-12		3,108	346	219	2	3,675	-	3,675	448
DC Noko (12)	15-Jun-12		2,446	455	306	2,256	5,463	-	5,463	667
MP O’Hare	Full year		5,634	1,035	1,101	391	8,161	-	8,161	996
AM O’Neill (10)	Full year		11,911	2,686	318	2,101	17,016	-	17,016	2,076
ME Sanz Perez (13)	Full year		3,945	830	411	789	5,975	-	5,975	729
YZ Simelane	Full year		3,496	594	684	111	4,885	-	4,885	596
			61,012	14,111	7,659	18,156	100,938	32,880	133,818	16,328

Total Executive Directors’ and Prescribed Officers’ remuneration ZAR			83,761	19,627	12,249	22,899	138,536	74,539	213,075	25,998

Total Executive Directors’ and Prescribed Officers’ remuneration USD			10,220	2,395	1,494	2,794	16,903	9,095	25,998

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES (continued)

Directors and other key management personnel (continued)

Executive directors’ and prescribed officers’ remuneration (continued)

	Appointed with effect from	Resigned/ retired with effect from	Salary (1)	Performance related payments (2)	Pension scheme benefits	Other benefits and encashed leave (3)	Sub total	Pre-tax gain onshare options	Total	Total
Figures in thousands					2011				SA Rands	US Dollars (4)

Executive Directors
M Cutifani	Full year		12,591	8,345	2,298	4,602	27,836	-	27,836	3,836
S Venkatakrishnan (10)	Full year		7,792	4,420	1,185	2,982	16,379	-	16,379	2,257
			20,383	12,765	3,483	7,584	44,215	-	44,215	6,093
Prescribed Officers
I Boninelli	01-Nov-11		749	2,346	78	6	3,179	-	3,179	438
CE Carter (10)	Full year		5,112	2,407	547	1,459	9,525	2,562	12,087	1,666
RN Duffy (10)	Full year		5,168	2,434	1,070	1,609	10,281	1,246	11,527	1,589
GJ Ehm (10)	Full year		4,251	2,027	604	2,369	9,251	6,042	15,293	2,107
RW Largent (10)	Full year		4,871	2,268	308	1,881	9,328	-	9,328	1,285
RL Lazare (10) (11)	Full year		5,134	4,601	1,001	4,116	14,852	7,261	22,113	3,047
MP O’Hare	01-Jun-11		2,594	2,084	518	3,877	9,073	2,060	11,133	1,534
AM O’Neill (10)	Full year		11,670	4,530	955	1,096	18,251	-	18,251	2,515
ME Sanz Perez	13-Jun-11		1,687	1,428	176	767	4,058	-	4,058	559
TML Setiloane		31-Aug-11	2,817	1,165	304	1,426	5,712	-	5,712	787
YZ Simelane	Full year		3,192	1,408	605	168	5,373	5,227	10,600	1,461
			47,245	26,698	6,166	18,774	98,883	24,398	123,281	16,988

Total Executive Directors’ and Prescribed Officers’ remuneration ZAR			67,628	39,463	9,649	26,358	143,098	24,398	167,496	23,081

Total Executive Directors’ and Prescribed Officers’ remuneration USD			9,319	5,438	1,330	3,632	19,719	3,362	23,081

(1)

Salaries are disclosed only for the period from or to which office is held. The 2013 salaries for RN Duffy and AM O’Neill are inclusive of salaries as Prescribed Officers and Executive Directors roles. The salary for S Venkatakrishnan is inclusive of CFO, acting CEO and CEO roles.

(2)	The performance related payments are calculated on the year’s financial results.
(3)	Includes health care, separation payments, cash in lieu of dividends and personal travel. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(4)	Values have been converted using the average annual exchange rate for 2013 of R9.6231:$1 (2012: R8.1961:$1; 2011:R7.2569:$1).
(5)	M MacFarlane commuted between Canada and South Africa and the company carried the cost of flights and hotel accommodation in South Africa; these are excluded for reporting purposes.
(6)	MP O’ Hare had a once off pension payment in recognition of previous service paid into the AngloGold Ashanti Pension Fund to the value of R7.4m. This has not been included for reporting purposes.
(7)	Other benefits of AM O’ Neill include early retirement payments of a pro-rata retention bonus payment and pay in lieu of leave on separation.
(8)	Other benefits of M MacFarlane include separation payments of a severance package and pay in lieu of leave.
(9)

These executives and prescribed officer applied all of the after tax proceeds from the sale of their options to acquire ordinary shares in AngloGold Ashanti as follows: Messrs Cutifani 51,692; Venkatakrishnan 42,157; and Carter 19,541.

(10)	Received retention bonus.
(11)	Cash paid in lieu of LTIP for 2012.
(12)	Received a sign-on bonus.
(13)	Received the remainder of sign-on bonus in July 2012 (paid over 24 months).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES (continued)

Directors and other key management personnel (continued)

Number of options and awards granted

	Balance at 1 January 2013	Granted during 2013	Exercised during 2013	Pre-tax gains on share options exercised ($000)	Lapsed during 2013	Balance as at 31 December 2013 (1)
Executive Directors
M Cutifani (3)	271,891	5,429	88,594	2,005	188,726	-
RN Duffy	109,648	65,193	-	-	8,298	166,543
AM O’Neill (4)	150,113	124,961	129,284	1,914	145,790	-
S Venkatakrishnan	136,395	99,043	-	-	15,045	220,393
	668,047	294,626	217,878	3,919	357,859	386,936
Prescribed Officers (2)
I Boninelli	30,158	52,314	-	-	-	82,472
CE Carter	66,331	66,929	13,609	317	7,262	112,389
GJ Ehm	68,471	59,443	-	-	5,452	122,462
RW Largent	56,206	76,865	12,537	306	7,461	113,073
MP O’Hare	74,619	66,699	2,306	54	5,396	133,616
M MacFarlane	-	42,765	-	-	42,765	-
D Noko	-	45,334	-	-	-	45,334
ME Sanz Perez	21,793	46,087	-	-	-	67,880
YZ Simelane	42,969	36,218	-	-	5,152	74,035
	360,547	492,654	28,452	677	73,488	751,261
Other management	3,551,735	2,533,048	684,413	12,227	850,184	4,550,186
Total share incentive scheme	4,580,329	3,320,328	930,743	16,823	1,281,531	5,688,383

	Balance at 1 January 2012	Granted during 2012	Exercised during 2012	Pre-tax gains on share options exercised ($000)	Lapsed during 2012	Balance as at 31 December 2012 (1)
Executive Directors
M Cutifani	258,210	112,183	86,293	2,800	12,209	271,891
S Venkatakrishnan	160,966	52,176	70,375	2,283	6,372	136,395
	419,176	164,359	156,668	5,083	18,581	408,286
Prescribed Officers (2)
I Boninelli	8,568	21,590	-	-	-	30,158
CE Carter	76,627	25,507	32,621	1,058	3,182	66,331
RN Duffy	85,394	27,790	-	-	3,536	109,648
GJ Ehm	48,845	22,286	-	-	2,660	68,471
RW Largent	88,331	26,083	52,069	1,711	6,139	56,206
RL Lazare (7)	41,573	1,901	34,279	1,243	9,195	-
MP O’Hare	54,281	22,809	-	-	2,471	74,619
M MacFarlane (5)	-	-	-	-	-	-
AM O’Neill	108,544	45,512	-	-	3,943	150,113
D Noko (6)	-	-	-	-	-	-
ME Sanz Perez	8,406	13,387	-	-	-	21,793
YZ Simelane	32,008	13,350	-	-	2,389	42,969
	552,577	220,215	118,969	4,012	33,515	620,308
Other management	3,006,829	1,592,126	670,004	23,155	377,216	3,551,735
Total share incentive scheme	3,978,582	1,976,700	945,641	32,250	429,312	4,580,329

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES (continued)

Directors and other key management personnel (continued)

Number of options and awards granted (continued)

	Balance at 1 January 2011	Granted during 2011	Exercised during 2011	Pre-tax gains on share options exercised (R000)	Lapsed during 2011	Balance as at 31 December 2011 (1)
Executive Directors
M Cutifani	177,821	86,789	-	-	6,400	258,210
S Venkatakrishnan	117,020	47,943	-	-	3,997	160,966
	294,841	134,732	-	-	10,397	419,176
Prescribed Officers (2)
I Boninelli	-	8,568	-	-	-	8,568
CE Carter	69,089	23,300	14,011	2,562	1,751	76,627
RN Duffy	75,595	21,950	10,400	1,246	1,751	85,394
GJ Ehm	53,616	18,702	21,989	6,042	1,484	48,845
RW Largent	67,229	22,730	-	-	1,628	88,331
RL Lazare	72,894	-	29,279	7,261	2,042	41,573
MP O’Hare	58,268	12,852	15,617	2,060	1,222	54,281
AM O’Neill	69,413	41,528	-	-	2,397	108,544
ME Sanz Perez	-	8,406	-	-	-	8,406
TML Setiloane	44,836	5,357	-	-	1,751	48,442
YZ Simelane	39,239	12,085	17,856	5,227	1,460	32,008
	550,179	175,478	109,152	24,398	15,486	601,019
Other management	2,699,736	1,196,942	780,441	229,530	157,850	2,958,387
Total share incentive scheme	3,544,756	1,507,152	889,593	253,928	183,733	3,978,582

(1)	The latest expiry date of all options/awards granted and outstanding at 31 December 2013 is 13 March 2023 (2012: 21 February 2022; 2011: 21 February 2021).
(2)	Pursuant to the Companies Act, which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.
(3)	No longer an executive director with effect from 31 March 2013.
(4)	No longer an executive director with effect 15 July 2013 and went on early retirement from 2 August 2013.
(5)	M MacFarlane was appointed to the Executive Committee with effect from 1 June 2012 and therefore had no holdings/grants in 2012.
(6)	D Noko was appointed to the Executive Committee with effect from 15 June 2012 and therefore had no holdings/grants in 2012.
(7)	No longer a prescribed officer with effect from 31 March 2012.

Subsequent to year end and up to 28 February 2014, no options/awards have been exercised by Executive Directors and Prescribed Officers, except for CE Carter who exercised 4,481 awards for a pre-tax gain of $89k; and RW Largent who exercised 4,790 awards for a pre-tax gain of $101k.

A total of 1,668,617 (2012: 1,264,872; 2011: 1,143,194) options/awards out of the 5,688,383 (2012: 4,580,329; 2011: 3,978,582) options/awards granted and outstanding at 31 December are fully vested.

Awards granted since 2005 have been granted at no cost to participants.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES (continued)

Directors and other key management personnel (continued)

Awards granted in respect of the previous year’s financial results:

	Total (1)	Value ($000) (3)	Total (2)	Value ($000) (3)	Total (4)	Value ($000) (3)
Issued in	2014		2013		2012

Executive Directors
M Cutifani (6)	-	-	5,429	148	112,183	4,481
S Venkatakrishnan	166,625	3,471	99,043	2,736	52,176	2,079
RN Duffy	92,361	1,918	65,193	1,801	27,790	1,106
AM O’Neill (7)	-	-	124,961	3,452	45,512	1,821
	258,986	5,389	294,626	8,137	237,661	9,487
Prescribed Officers
I Boninelli	73,930	1,523	52,314	1,445	21,590	866
CE Carter	88,001	1,832	66,929	1,849	25,507	1,016
GJ Ehm	103,913	2,158	59,443	1,642	22,286	889
RW Largent (5	161,509	3,323	76,865	2,124	26,083	1,038
RL Lazare (8)	-	-	-	-	1,901	68
MP O’Hare	95,877	1,985	66,699	1,843	22,809	912
M MacFarlane	-	-	42,765	1,182	-	-
D Noko	68,178	1,403	45,334	1,253	-	-
ME Sanz Perez	73,107	1,504	46,087	1,273	13,387	537
TML Setiloane (9)	-	-	-	-	1,263	45
YZ Simelane	39,091	816	36,218	1,001	13,350	532
	703,606	14,544	492,654	13,612	148,176	5,903

Total awards to executive management	962,592	19,933	787,280	21,749	385,837	15,390

(1)	Includes awards granted in respect of the 20% top-up for the 2011 BSP awards.
(2)

Includes awards granted in respect of the 20% top-up for the 2010 BSP awards, 2013 BSP matching awards and 2013 LTIP (inclusive of the 60% share retention bonus award; the 40% deferred cash portion will be reported in the year of payment, i.e. 2014).

(3)	The 2014; 2013 and 2012 values have been converted using an average exchange rates of R9.6231:$1 (2012: R8.1961: $1; 2011: R7.2569: $1).
(4)	Includes awards granted in respect of the 20% top-up for the 2009 BSP awards.
(5)	Received a cash payment in lieu of the 2010 BSP top-up due to US tax restrictions.
(6)	No longer an executive director with effect from 31 March 2013.
(7)	No longer an executive director with effect from 2 August 2013.
(8)	No longer a prescribed officer with effect from 31 March 2012.
(9)	No longer a prescribed officer with effect from 31 August 2011.

Non-Executive Director remuneration

The table below details the fees and allowances paid to Non-Executive Directors:

Non-Executive Directors’ fees and allowances

Figures in thousands (1)	Director fees	Committee fees	Travel allowance	Total	Total	Total
US Dollars	2013				2012	2011

SM Pityana (chairman)	88	98	-	186	175	137
TT Mboweni	292	52	-	344	357	302
TJ Motlatsi (retired 17 February 2011) (2)	-	-	-	-	-	36
FB Arisman	60	51	9	120	251	258
R Gasant	72	59	-	131	118	102
NP January-Bardill	70	70	-	140	146	17
MJ Kirkwood	107	112	47	266	94	-
WA Nairn	39	32	-	71	178	146
LW Nkuhlu	72	112	-	184	178	135
F Ohene-Kena	25	13	16	54	118	111
RJ Ruston	83	121	47	251	189	-
Total (2)	908	720	119	1,747	1,804	1,244

(1)	Directors’ compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of R9.6231:$1 (2012: R8.1961: $1; 2011: R7.2569: $1).
(2)	Fees are disclosed only for the period from or to which, office is held.
(3)

At the Annual General Meeting of shareholders held on 13 May 2013, shareholders approved an increase in directors’ fees with effect from 1 June 2013. Directors’ fees for committees may vary depending on the number of committees on which the Non-Executive Director is a member and whether he/she is the Chairman or a member of the committee.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors’ fees or committee fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2013	2012	2011
	US Dollars
36 CONTRACTUAL COMMITMENTS AND CONTINGENCIES

Operating leases

At 31 December 2013, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

Expiry:
- within one year	18	22	23
- between one and two years	8	3	1
- between two and five years	6	4	1
- after five years	3	3	-
	35	32	25

Finance leases

The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
US Dollars million	2013		2012		2011
Within one year	10	7	20	15	20	14
After one year but not more than five years	29	20	44	32	50	35
More than five years	21	19	32	26	35	27
Total minimum lease payments	60	46	96	73	105	76
Amounts representing finance charges	(14)	-	(23)	-	(29)	-
Present value of minimum lease payments	46	46	73	73	76	76

Figures in million				2013	2012	2011
				US Dollars
Capital commitments
Acquisition of tangible assets
Contracted for				437	1,075	202
Not contracted for				1,073	2,242	1,128
Authorised by the directors				1,510	3,317	1,330

Allocated to:
Project capital
-within one year				431	1,092	832
-thereafter				714	1,708	46
				1,145	2,800	878

Stay-in-business capital
-within one year				365	517	421
-thereafter				-	-	31
				365	517	452
Share of underlying capital commitments of joint ventures included above				185	749	14

Purchase obligations
Contracted for
-within one year				610	643	334
-thereafter				136	102	129
				746	745	463

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

Purchase obligations (continued)

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

	Guarantees and contingencies	Liabilities included in the statement of financial position	Guarantees and contingencies	Liabilities included in the statement of financial position	Guarantees and contingencies	Liabilities included in the statement of financial position
US Dollars million	2013		2012		2011

Contingent liabilities
Groundwater pollution (1)	-	-	-	-	-	-
Deep groundwater pollution - Africa (2)	-	-	-	-	-	-
Indirect taxes - Ghana (3)	28	-	23	-	12	-
Litigation - Ghana (4)(5)(6)	97	-	-	-	-	-
Occupational Diseases in Mines and Works Act (ODMWA) litigation (7)	211	-	-	-	-	-
Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda (8)	38	-	38	-	29	-
Sales tax on gold deliveries - Mineração Serra Grande S.A. (9)	101	-	156	-	88	-
Other tax disputes - Mineração Serra Grande S.A. (10)	16	-	19	-	9	-
Tax dispute - AngloGold Ashanti Colombia S.A. (11)	188	-	161	-	-	-
Tax dispute - Cerro Vanguardia S.A. (12)	63	-	-	-	-	-

Contingent assets
Indemnity - Kinross Gold Corporation (13)	(60)		(90)		-
Royalty - Tau Lekoa Gold Mine (14)	-		-		-

Guarantees
Financial guarantees
Oro Group (Pty) Limited (15)	10	-	12	-	12	-

Hedging guarantees
AngloGold South America (16)	-	-	-	-	-	-
AngloGold USA Trading Company (16)	-	-	-	-	-	-
Cerro Vanguardia S.A. (16)	-	-	-	-	-	-
	692	-	319	-	150	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities

(1)

Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)

Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3)

Indirect taxes - AngloGold Ashanti (Ghana) Limited (AGAG) received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $28m (2012: $23m; 2011: $12m). Management is of the opinion that the indirect taxes were not properly assessed and the company has lodged an objection.

(4)

Litigation - On 11 October 2011, AGAG terminated its commercial arrangements with Mining and Building Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. On 9 October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 24 October 2013, MBC filed a motion to discontinue the action with liberty to reapply. On 20 February 2014, AGAG was served with a new writ for approximately $97m, as previously claimed. AGAG filed its appearance to defend on 28 February 2014.

(5)

Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. The plaintiffs subsequently amended their writ to include their respective addresses. AGA filed a defence to the amended writ on 16 July 2013 and are awaiting the plaintiffs to apply for directions. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(6)

Litigation – five executive members of the PTP (AGA) Smoke Effect Association (PASEA) sued AGAG on 24 February 2014 in their personal capacity and on behalf of the members of PASEA. The plaintiffs claim that they were residents of Tutuka, Sampsonkrom, Anyimadukrom, Kortkortesua, Abomperkrom, and PTP Residential Quarters, all suburbs of Obuasi, in close proximity to the now decommissioned Pompara Treatment Plant (PTP). The plaintiffs claim they have been adversely affected by the operations of the PTP.

(7)

Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi (“the Balakazi Action”) and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September, 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities (continued)

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class (“the Nkala Action”). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti, for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were brought. The applicants now request certification of two classes (the “silicosis class” and the “tuberculosis class”). The silicosis class which the applicants now request the court to certify would consist of certain current and former mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis). AngloGold Ashanti will defend the request for certification of these classes in 2014.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims and took legal exception to the summonses on the ground that certain particulars of claim were unclear. On 4 April 2014, the High Court of South Africa dismissed these exceptions. AngloGold Ashanti intends to continue to defend these cases on their merits.

On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4.5 million. AngloGold Ashanti has filed a notice of intention to oppose these claims.

On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $109 million. AngloGold Ashanti has filed a notice of intention to oppose these claims.

On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $90 million. AngloGold Ashanti has filed a notice of intention to oppose these claims.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(8)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $19m (2012: $21m; 2011: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $19m (2012: $17m; 2011: $8m). Management is of the opinion that these taxes are not payable.

(9)

Sales tax on gold deliveries - In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $62m (2012: $96m; 2011: attributable share $54m) and $39m (2012: $60m; 2011: attributable share $34m) respectively. In November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. On 28 May 2013, the Full Board of the State of Goiás Tax Administrative Council ruled in favour of the State of Goiás, however reduced the penalties of the two tax assessments from 200% to 80%. The company is considering legal options available in this matter, since it believes that both assessments are in violation of federal legislation on sales taxes. MSG will be required to provide a bank guarantee to the tax authorities to proceed with legal discussion at the judiciary level.

(10)

Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $16m (2012: $19m; 2011: attributable share $9m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities (continued)

(11)

Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2011 and 2010 income tax returns. On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $35m will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $153m, based on Colombian tax law. The company believes that it has applied the tax legislation correctly. AGAC requested that DIAN reconsider its decision and the company has been officially notified that DIAN will review its earlier ruling. This review is anticipated to take twelve months, at the end of which AGAC may file suit if the ruling is not reversed.

(12)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $18m relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $45m. Management is of the opinion that the taxes are not payable and is preparing a response.

Contingent assets

(13)

Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 8 and 9 above. At 31 December 2013, the company has estimated that the maximum contingent asset is $60m (2012: $90m; 2011: nil).

(14)

Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 413,246oz (2012: 304,643oz; 2011: 219,005oz) produced have been received to date.

Guarantees

(15)

Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $10m (2012: $12m; 2011: $12m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

(16)

The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. As at 31 December 2013, 2012 and 2011, the group had no open gold hedge contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the group

Risk management activities within the group are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and the group’s counterparties.

The financial risk management objectives of the group are defined as follows:

•	safeguarding the group’s core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•	effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
•	ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•

ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit’s functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.

Cash flow hedges

The group’s cash flow hedges consist of a foreign exchange forward contract that is used to protect against exposures to variability in future foreign exchange and capital expenditure cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in other comprehensive income and reclassified to earnings as an adjustment to depreciation expense pertaining to capital expenditure, when the forecast transactions affect the income statement.

The group does not have any cash flow hedge contracts relating to product sales as at 31 December 2013. Cash flow hedge losses pertaining to capital expenditure of $2m as at 31 December 2013 (2012: $3m; 2011: $3m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense until 2022.

The gains and losses on ineffective portions of such derivatives are recognised in the income statement. During the years 31 December 2013, 2012 and 2011, no gains or losses were recognised on non-hedge derivatives and other commodity contracts in the income statement due to hedge ineffectiveness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2013	2012	2011
	US Dollars
37 FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Non-hedge derivatives
Gain (loss) on non-hedge derivatives and other commodity contracts is summarised as follows:
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts	94	(35)	(1)
Gain (loss) on non-hedge derivatives and other commodity contracts per the income statement	94	(35)	(1)

The gain (loss) on non-hedge derivatives and other commodity contracts was mainly as a result of normal revaluation of commodity contracts resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities.

Net open hedge position as at 31 December 2013

The group had no outstanding commitments against future production potentially settled in cash.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 27 and 38).

The following are the contractual maturities of financial liabilities, including interest payments

Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2013	million	Effective rate %	million	Effective rate %	million	Effective rate %	million	Effective rate %	million
Financial guarantees (1)	10		-		-		-		10
Trade and other payables	797		-		-		-		797
Borrowings	440		727		704		3,868		5,739
- In USD	266	6.7	206	6.8	614	6.8	3,849	6.8	4,935
- AUD in USD equivalent	25	5.1	511	5.1	-		-		536
- ZAR in USD equivalent	127	7.1	9	7.7	89	8.3	18	9.8	243
- BRL in USD equivalent	1	6.5	1	5.0	1	4.5	1	4.5	4
- ARS in USD equivalent	21	22.7	-		-		-		21
2012
Derivatives	-		-		-		1		1
Financial guarantees (1)	12		-		-		-		12
Trade and other payables	949		-		-		-		949
Borrowings	1,008		876		585		2,477		4,946
- In USD	793	5.1	848	4.9	293	5.5	2,450	5.5	4,384
- AUD in USD equivalent	13	5.1	13	5.1	273	5.1	-		299
- ZAR in USD equivalent	189	6.3	4	9.8	15	9.8	27	9.8	235
- BRL in USD equivalent	3	8.0	1	7.5	-		-		4
- NAD in USD equivalent	10	8.4	10	8.4	4	8.4	-		24
2011
Derivatives	-		-		-		1		1
Financial guarantees (1)	12		-		-		-		12
Trade and other payables	753		-		-		-		753
Borrowings	152		928		949		1,625		3,654
- In USD	136	5.2	911	5.1	921	5.5	1,590	5.7	3,558
- ZAR in USD equivalent	4	9.8	4	9.8	14	9.8	35	9.8	57
- BRL in USD equivalent	2	5.4	2	5.3	2	4.6	-		6
- NAD in USD equivalent	10	8.4	11	8.4	12	8.4	-		33

(1)	Not included in the statement of financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Corporate Governance Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the group is as follows:

Figures in million	2013	2012	2011
	US Dollars
Other investments	83	96	95
Other non-current assets	-	7	6
Trade and other receivables	79	183	126
Cash restricted for use (note 23)	77	64	58
Cash and cash equivalents (note 24)	648	892	1,112
Total financial assets	887	1,242	1,397
Financial guarantees	10	12	12
Total	897	1,254	1,409

In addition, the group has guaranteed the hedging commitments of several subsidiary companies as disclosed in note 36. The non-performance risk is insignificant.

Trade and other receivables that are past due but not impaired totalled $94m (2012: $84m; 2011: $30m). Other receivables that are impaired totalled nil (2012: $1m; 2011: $14m) and other investments that are impaired totalled $30m (2012: $16m; 2011: $21m). No other financial assets are past due but not impaired.

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days. No impairment was recognised as the principal receivables continue to be in a sound financial position.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the group’s financial instruments as at 31 December are as follows:

Type of instrument

Figures in million	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
US Dollars	2013		2012		2011
Financial assets
Other investments (note 19)	132	134	167	171	186	180
Other non-current assets	-	-	7	7	6	6
Trade and other receivables	79	79	183	183	126	126
Cash restricted for use (note 23)	77	77	64	64	58	58
Cash and cash equivalents (note 24)	648	648	892	892	1,112	1,112

Financial liabilities
Borrowings (note 27)	3,891	3,704	3,583	3,730	2,488	2,647
Trade and other payables	797	797	949	949	753	752
Derivatives	-	-	10	10	93	93

The amounts in the table above do not necessarily agree with the totals in the notes as only financial assets and financial liabilities are shown.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Fair value of financial instruments (continued)

Type of instrument (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use and cash and cash equivalents

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Trade and other receivables and trade and other payables

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Investments and other non-current assets

Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investments are carried at cost or fair value. Unlisted investments for which fair value can be reliably measured are carried at fair value while other unlisted investments for which there is no active market and the fair value cannot be reliably measured are carried at cost.

Borrowings

The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, with 99.1% aggregate principal amount thereof settled in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. This is included in level 1 of the fair value hierarchy. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Mandatory convertible bonds carried at fair value

In September 2010, the group issued mandatory convertible bonds at a coupon rate of 6% due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010.

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The shareholders have authorised that the convertible bonds will be settled in equity and do not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the group has chosen to recognise the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognised may differ from the principal amount.

In determining the fair value liability of the mandatory convertible bonds, the group has measured the effect based on the ex-interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the group is to recognise interest expense separately from the fair value adjustments in the income statement. Interest is recognised on the yield to maturity basis determined at the date of issue, which was 4.55%.

On 16 September, 2013, AngloGold Ashanti Holdings Finance plc paid and discharged the 6% mandatory convertible bonds (which matured on 15 September 2013) by delivering 18,140,000 American Depository Shares, or ADSs, which represent an equivalent number of shares of the group’s common stock, and the cash equivalent of 177,859 shares of AngloGold Ashanti Limited as determined in the manner set out in the indenture governing the mandatory convertible bonds.

The total fair value of the mandatory convertible bonds on 15 September 2010 (date of issue) amounted to $819m. A bond issue discount of $30m was recognised in special items in the income statement. The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Fair value of financial instruments (continued)

$1.25 billion bonds carried at fair value

On 30 July, 2013, the group issued $1.25bn aggregate principal amount of 8.5% notes (the $1.25bn bonds). The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the group, at an issue price of 100% of the principal amount of the notes. The net proceeds from the offering were $1.233bn, after deducting expenses. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

These bonds contain certain embedded derivatives relating to early settlement provisions as described below. IFRS contains an election for the group to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument.

The bonds mature on 30 July, 2020. However, at any time prior to 30 July, 2016, the group or AngloGold Ashanti Holdings plc may redeem the notes, in whole or in part, at a redemption price based on a ‘‘make whole’’ premium, plus accrued interest, if any, to the redemption date. At any time after 30 July, 2016, the group or AngloGold Ashanti Holdings plc may redeem the notes, in whole or in part, at the redemption prices set forth in the indenture. In addition, at any time prior to 30 July, 2016, the group or AngloGold Ashanti Holdings plc may redeem up to 35% of the original principal amount of the notes with the net proceeds from certain equity offerings by the group, at a price of 108.5% of the aggregate principal amount thereof, plus accrued interest, if any, to the redemption date, if at least 65% of the principal amount of the notes remains outstanding.

Upon the occurrence of both a change of control of the group and certain ratings downgrade, within a specified period, of the notes by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, AngloGold Ashanti Holdings plc will be required to make an offer to purchase the notes at a price equal to 101 percent of its principal amount plus accrued interest, if any, to the date of repurchase. The notes were issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

In determining the fair value liability of the $1.25 billion bonds, the group has measured the effect based on the ex interest NYSE closing price on the reporting date. The ISIN bond code used by the NYSE for the $1.25bn bonds is US03512TAD37. The accounting policy of the group is to recognise interest expense separately from the fair value adjustments in the income statement. Interest is recognised at a semi-annual coupon rate of 8.5% per annum.

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk as at 31 December 2013 and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The following inputs were used in the valuation of the conversion features of convertible bonds which were settled in full during 2013:

	2013	2012	2011
Market quoted bond price (percent)	-	103.9	111.5
Fair value of bonds excluding conversion feature (percent)	-	102.6	98.9
Fair value of conversion feature (percent)	-	1.3	12.6
Total issued bond value ($ million)	-	732.5	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Fair value of financial instruments (continued)

Derivative assets (liabilities) comprise the following:

Figures in million	Assets non- hedge accounted	Liabilities non- hedge accounted	Assets non- hedge accounted	Liabilities non- hedge accounted	Assets non- hedge accounted	Liabilities non- hedge accounted
US Dollars	2013		2012		2011
Embedded derivatives	-	-	-	(1)	-	(1)
Option component of convertible bonds	-	-	-	(9)	-	(92)
Total derivatives	-	-	-	(10)	-	(93)

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

Assets measured at fair value on a recurring basis

Figures in millions	Level 1	Level 2	Level 3	Total
US Dollars	2013
Available-for-sale financial assets
Equity securities	49	-	-	49

US Dollars	2012
Available-for-sale financial assets
Equity securities	69	2	-	71

US Dollars	2011
Available-for-sale financial assets
Equity securities	82	-	-	82

Liabilities measured at fair value on a recurring basis

Figures in millions	Level 1	Level 2	Level 3	Total
US Dollars	2013
Financial liabilities at fair value through profit or loss
$1.25bn bonds	1,353	-	-	1,353

US Dollars	2012
Financial liabilities at fair value through profit or loss
Option component of convertible bonds	-	9	-	9
Embedded derivatives	-	1	-	1
Mandatory convertible bonds	588	-	-	588

US Dollars	2011
Financial liabilities at fair value through profit or loss
Option component of convertible bonds	-	92	-	92
Embedded derivatives	-	1	-	1
Mandatory convertible bonds	760	-	-	760

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Fair value of financial instruments (continued)

Type of instrument (continued)

Sensitivity analysis

Derivatives

The group monitors the sensitivity of the convertible bonds (which were settled in full during 2013) to changes in the AngloGold Ashanti Limited’s share price which is disclosed in the table below.

	Change in underlying factor	Change infair value	Change in underlying factor	Change infair value	Change in underlying factor	Change infair value
US Dollars million	2013		2012		2011
Convertible bonds
AngloGold Ashanti Limited share price (US$)	Spot (+$5)	-	Spot (+$5)	(14)	Spot (+$3)	(23)
AngloGold Ashanti Limited share price (US$)	Spot (-$5)	-	Spot (-$5)	7	Spot (-$3)	21

$1.25bn bonds

The $1.25bn bonds valuation is primarily linked to market interest. A change of +0.5% and -0.5% in market interest rates will generally impact the fair value of the $1.25bn liability in a stable environment by -$28m and +$29m respectively.

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The group also monitors interest rate risk on other financial assets and liabilities. The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December 2013 (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.

	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
		2013
Financial assets
USD denominated	1.00	4	4
ZAR denominated (3)	1.50	3	-
BRL denominated	2.50	1	-

Financial liabilities
ZAR denominated (3)	1.50	20	2
AUD denominated	1.00	5	5
ARS denominated	2.00	3	-

	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
		2012
Financial assets
USD denominated	1.00	6	6
ZAR denominated (3)	1.50	3	-
BRL denominated	2.50	1	-
NAD denominated	1.50	-	-

Financial liabilities
AUD denominated	1.00	3	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Sensitivity analysis (continued)

	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
		2011
Financial assets
USD denominated	1.00	5	5
ZAR denominated (3)	1.50	2	-
BRL denominated	2.50	1	1
NAD denominated	1.50	2	-

Financial liabilities
AUD denominated	1.00	-	-

(3)	This is the only interest rate risk for the company.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2013 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total
	2013		2012		2011
Borrowings
USD denominated (R/$)	Spot (+R1.50)	-	Spot (+R1)	-	Spot (+R1)	-
ZAR denominated (R/$)	Spot (+R1.50)	(27)	Spot (+R1)	(22)	Spot (+R1)	(4)
BRL denominated (BRL/$)	Spot (+BRL0.30)	-	Spot (+BRL0.25)	-	Spot (+BRL0.25)	(1)
NAD denominated (N/$)	Spot (+NAD1.50)	-	Spot (+NAD1)	(2)	Spot (+NAD1)	(3)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(40)	Spot (+AUD0.05)	(13)	Spot (+AUD0.05)	-
ARS denominated (ARS/$)	Spot (+ARS0.5)	(1)	Spot (+ARS0.05)	-	Spot (+ARS0.05)	-

USD denominated (R/$)	Spot (-R1.5)	-	Spot (-R1)	-	Spot (-R1)	-
ZAR denominated (R/$)	Spot (-R1.5)	36	Spot (-R1)	28	Spot (-R1)	5
BRL denominated (BRL/$)	Spot (-BRL0.3)	-	Spot (-BRL0.25)	1	Spot (-BRL0.25)	1
NAD denominated (N/$)	Spot (-NAD1.5)	-	Spot (-NAD1)	3	Spot (-NAD1)	4
AUD denominated (AUD/$)	Spot (-AUD0.1)	48	Spot (-AUD0.05)	14	Spot (-AUD0.05)	-
ARS denominated (ARS/$)	Spot (-ARS0.5)	2	Spot (-ARS0.05)	-	Spot (-ARS0.05)	-
The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38	CAPITAL MANAGEMENT

The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders’ returns and ensures that the group remains in a sound financial position.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

Save from the issue of shares to settle the 6% Mandatory Convertible Bonds in September 2013, the group had no major issuance of equity during the year.

During April 2011 AngloGold Ashanti Limited registered a R10bn Domestic Medium Term Note Programmeme (DMTNP) with the JSE. The DMTNP permits the group to access the South African debt capital market for funding required. The group has utilised the commercial paper under its R10bn DMTNP throughout the year, to provide for funding requirements of the South Africa region.

During December 2011, the group entered into a four-year unsecured syndicated revolving credit facility of A$600m ($535m) with a group of banks which is currently charged at 260 basis points above BBSY. The interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group’s mining operations within Australia without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in December 2015.

During July 2012, the group completed the following key financing transactions:

•

a $1bn five-year revolving credit facility with a syndicate of lenders which replaced its existing $1bn syndicated facility maturing in April 2014. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at LIBOR plus 1.5%; and

•	an offering of $750m aggregate principal amount, unsecured notes due 2022 at 5.125%. The notes were issued at a price of 99.398%. The notes are fully and unconditionally guaranteed by the group.

During February 2013, the group entered into a syndicated bridge loan facility agreement (standby facility) pursuant to which a syndicate of banks agreed to make available $750 million to the group. The group guaranteed all payments and other obligations under the facility. The facility was cancelled during August 2013.

During July 2013, the group completed the following financing transactions:

•

$1.25 billion aggregate principal amount of 8.5% notes were issued at an issue price of 100% of the principal amount of the notes. The notes are unsecured and fully and unconditionally guaranteed by the group. There are no significant restrictions on the ability of the group to obtain funds from its subsidiaries by dividend or loan. The net proceeds from the offering of the notes were used for general corporate purposes, which included the repurchase of the 3.5% convertible bonds and the repayment of other indebtedness.

•

the commencement of a cash tender offer to purchase any and all of the outstanding $732.5 million 3.5% convertible bonds due May 2014 of the group at a purchase price of $1,015 for each $1,000 principal amount of bonds validly tendered. The offer expired on 21 August 2013 and AngloGold Ashanti Holdings plc purchased $725.9 million in aggregate principal amount of the bonds, representing 99.1% of the total issuance. During November 2013, the group completed the redemption of all of its outstanding convertible bonds for $6.6 million, plus accrued, and unpaid interest.

During September 2013, the group paid and discharged the 6% mandatory convertible bonds (which matured on 15 September 2013) by delivering 18,140,000 American Depository Shares, or ADSs, which represent an equivalent number of shares of the group’s common stock, and the cash equivalent of 177,859 shares of AngloGold Ashanti Limited as determined in the manner set out in the indenture governing the mandatory convertible bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38	CAPITAL MANAGEMENT (continued)

During December 2013:

•

the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF) of R1.5bn ($144m) with Nedbank and ABSA Bank which is currently charged at JIBAR plus 1.2% per annum. This facility will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in December 2018; and

•	an offering of R750m ($72m) aggregate principal amount, unsecured notes due 2016 at JIBAR plus 1.75%.

The objective of the ZAR RCF in conjunction with the issue of R750m ($72m) bonds was to provide a more permanent and reliable source of funds for the South African region as a result of the risk that the market will not always be available to roll or reissue paper upon future maturities.

Amounts are converted to US dollars at year end exchange rates.

Gearing ratio (Net debt to EBITDA)

Figures in million	2013	2012	2011
	US Dollars
Net debt
Borrowings (note 27)	3,891	3,583	2,488
Mandatory convertible bonds (note 27) (1)	-	(588)	(760)
Corporate office lease (note 27)	(25)	(31)	(33)
Unamortised portion of the convertible and rated bonds	2	53	85
Fair value adjustment on $1.25bn bonds	(58)	-	-
Cash restricted for use (note 23)	(77)	(64)	(58)
Cash and cash equivalents (note 24)	(648)	(892)	(1,112)
Bank overdraft	20	-	-
Net debt	3,105	2,061	610

(1)   For the purposes of this note, the mandatory convertible bonds are treated as equity and excluded from   borrowings in line with the banking agreement. The mandatory convertible bonds matured on   15 September 2013.

EBITDA
Operating (loss) profit	(2,440)	1,219	2,252
Retrenchment costs (note 4)	69	10	15
Amortisation of tangible assets (note 4)	775	830	825
Amortisation of intangible assets (note 4)	24	5	2
Impairment (reversal) and derecognition of goodwill, tangible and intangible assets (note 7)	3,029	346	(120)
Impairment of other investments (note 7)	30	16	21
Net (profit) loss on disposal and derecognition of assets (note 7)	(2)	15	8
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	(94)	35	1
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 7)	216	-	-
Write-off of a loan (note 7)	7	-	-
Share of equity-accounted associates and joint ventures’ EBITDA	53	67	135
Profit on partial disposal of Rand Refinery Limited (note 7)	-	(14)	-
Profit on disposal of subsidiary ISS International Limited (note 7)	-	-	(2)
Insurance claim recovery on capital items (note 7)	-	-	(3)
EBITDA	1,667	2,529	3,134
Gearing ratio (Net debt to EBITDA)	1.86:1	0.81:1	0.19:1

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer to change in accounting policies (note 39) for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39	CHANGE IN ACCOUNTING POLICIES

39.1	IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”

Prior to the issuance of IFRIC 20, the accounting for production stripping costs have been based on general IFRS principles and the Framework, as IFRS had no specific guidance.

Previously for group accounting purposes stripping costs incurred in open-pit operations during the production phase to remove additional waste were either capitalised to mine development costs or charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The cost of stripping in any period reflected the average stripping rates for the ore body as a whole.

IFRIC 20 provides specific guidance for accounting of production stripping costs in the production phase of a surface mine. IFRIC 20 differs from the life of mine average strip ratio approach as follows:

•	The level at which production stripping costs are to be assessed, i.e. at a component level rather than a life of mine level; and

•	The way in which any stripping activity assets are to be depreciated.

In addition, specific transitional rules are provided to deal with any opening deferred stripping balances the group may have recognised under its previous accounting policy. The impact as a consequence of moving from a life of mine strip ratio to a strip ratio applicable to a component of an ore body is as follows:

Transition

IFRIC 20 has been applied retrospectively to production stripping costs incurred on or after the beginning of the earliest period presented, which for the group, for the year ended 31 December 2013, is 1 January 2011. Any previously recognised asset balance(s) that resulted from stripping activity is to be reclassified as part of an existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the ore body with which the predecessor stripping asset can be associated.

If there is no identifiable component of the ore body to which the predecessor asset relates, the asset is written off via opening accumulated losses at the beginning of the earliest periods presented, i.e. 1 January 2011.

Impact of IFRIC 20

For purposes of the annual results, the adoption of IFRIC 20 at the transition date of 1 January 2011, had the following impact on accumulated losses as at 1 January 2011:

Figures in million	1 January 2011
US Dollars	As previously reported	IFRIC 20 adjustments(1)	Adjusted balance
Accumulated losses
Opening balance	(2,750)	-	(2,750)
Derecognise deferred stripping balances not meeting the requirements of IFRIC 20	-	(99)	(99)
Effect on equity accounted investments’ loss	-	(10)	(10)
Tax effect	-	26	26
Non-controlling interests	-	-	-
Adjusted opening accumulated losses(2)	(2,750)	(83)	(2,833)

(1)

The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

(2)	Adjusted opening accumulated losses before the impact of IAS 19 – refer 39.2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39	CHANGE IN ACCOUNTING POLICIES (continued)

IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (continued)

Impact on the comparative information

The adoption of IFRIC 20 had the following impact on the comparative information presented:

Figures in million
US Dollars	As previously reported	IFRIC 20 adjustments(1)	Adjusted balance
Tangible assets
Opening balance – 1 January 2011	6,180	(99)	6,081
Reversals of deferred stripping movements under previous approach	(18)	18	-
Production stripping costs capitalised in terms of IFRIC 20	-	158	158
Amortisation of deferred stripping assets	-	(57)	(57)
Other movements in tangible assets	363	-	363
Adjusted closing balance – 31 December 2011	6,525	20	6,545
Reversals of deferred stripping movements under previous approach	11	(11)	-
Production stripping costs capitalised in terms of IFRIC 20	-	154	154
Amortisation of deferred stripping assets	-	(37)	(37)
Other movements in tangible assets	1,112	2	1,114
Adjusted closing balance – 31 December 2012	7,648	128	7,776

(1)	The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

Figures in million	31 December 2011			31 December 2012
US Dollars	As previously reported	IFRIC 20 adjustments(1)	Adjusted balance	As previously reported	IFRIC 20 adjustments(1)	Adjusted balance

Inventory
Closing balance	1,064	-	1,064	1,287	-	1,287
Adjustment to inventory valuation as a result of deferred stripping asset adjustments	-	(66)	(66)	-	(74)	(74)
Adjusted closing balance	1,064	(66)	998	1,287	(74)	1,213

(1)

The IFRIC 20 adjustments include the effect on the inventory valuation of the reversal of historical accounting for deferred stripping and the accounting for deferred stripping in line with the requirements of IFRIC 20.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39	CHANGE IN ACCOUNTING POLICIES (continued)

IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (continued)

Figures in million	31 December 2011			31 December 2012
US Dollars	As previously reported	IFRIC 20 adjustments(1)	Adjusted balance	As previously reported	IFRIC 20 adjustments(1)	Adjusted balance
Profit or loss
Profit before taxation	2,321	-	2,321	1,171	-	1,171
Decrease (increase) in cash costs included in cost of sales due to:	-	110	110	-	135	135
- Reversals of deferred stripping movements under previous approach	-	18	18	-	(11)	(11)
- Production stripping costs capitalised in terms of IFRIC 20	-	158	158	-	154	154
- Adjustment to inventory valuation as a result of deferred stripping asset adjustments	-	(66)	(66)	-	(8)	(8)
Increase in cost of sales due to amortisation of capitalised production stripping costs in terms of IFRIC 20	-	(57)	(57)	-	(37)	(37)
Effect on equity-accounted investments’ losses	-	(1)	(1)	-	(2)	(2)
Sub-total	2,321	52	2,373	1,171	96	1,267
Taxation	(723)	(15)	(738)	(322)	(26)	(348)
- Normal taxation	(407)	-	(407)	(413)	(1)	(414)
- Deferred taxation	(316)	(15)	(331)	91	(25)	66

Adjusted profit	1,598	37	1,635	849	70	919

(1)	The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

Figures in million	31 December 2011			31 December 2012
US Dollars	As previously reported	IFRIC 20 adjustments(1)	Adjusted balance	As previously reported	IFRIC 20 adjustments(1)	Adjusted balance

Other comprehensive income
Profit as previously reported	1,598	-	1,598	849	-	849
Adjustment to profit as a result of deferred stripping asset adjustments	-	37	37	-	70	70
Other movements in other comprehensive income	(458)	-	(458)	(122)	1	(121)
Adjusted total comprehensive income for the period, net of tax	1,140	37	1,177	727	71	798

(1)	The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39	CHANGE IN ACCOUNTING POLICIES (continued)

39.2	Employee benefits

The group operates defined benefit pension plans, which require contributions to be made to separately administered funds.

IAS 19 (revised) has been applied retrospectively from 1 January 2011. As a result, expected returns on plan assets of defined benefit plans are not recognised in profit or loss. Instead, interest on net defined benefit obligation is recognised in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.

Impact of transition to IAS 19

No impact was recorded in the statement of financial position on the defined benefit plan obligations nor on total shareholders’ equity as the impact only affected the pension cost recorded in the income statement and the consequential effect on actuarial gains and losses recognised in OCI.

The impact on the adjusted opening accumulated losses, the statement of comprehensive income and the statement of changes in equity (note 39.2) are set out below:

Figures in million	31 December 2011	31 December 2012
US Dollars
Total equity as previously reported	5,166	5,469
Effect of IFRIC 20 adjustments per 39.1	(46)	25
Adjustment to accumulated losses due to the requirements of IAS 19	(5)	(8)
Adjustment to actuarial (losses) gain due to the requirements of IAS 19	5	8
Adjusted total equity	5,120	5,494

Figures in million	Year ended 31 December 2011	Year ended 31 December 2012
US Dollars
Total comprehensive income
Opening balance per 39.1	1,177	798
Decrease in profit and loss due to the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	(4)	(6)
Deferred tax thereon	1	2
Decrease in other comprehensive loss due to the decrease in actuarial loss as a result of the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	4	6
Deferred tax thereon	(1)	(2)
Adjusted total comprehensive income	1,177	798

There was no impact on the group’s consolidated statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39	CHANGE IN ACCOUNTING POLICIES (continued)

39.3	Effect of Accounting Policy changes on earnings per share and headline earnings per share

Figures in million	Year ended 31 December 2011	Year ended 31 December 2012
US Cents
Basic earnings per ordinary share
Previously reported basic earnings per ordinary share (cents)	402	215
Increase in basic earnings per ordinary share (cents)	9	17
Restated basic (loss) earnings per ordinary share (cents)	411	232
Diluted earnings per ordinary share
Previously reported diluted earnings per ordinary share (cents)	346	161
Increase in diluted earnings per ordinary share (cents)	9	16
Restated diluted earnings per ordinary share (cents)	355	177
Headline earnings per ordinary share
Previously reported headline earnings per ordinary share (cents)	384	296
Increase in headline earnings per ordinary share (cents)	10	16
Restated headline earnings per ordinary share (cents)	394	312
Diluted headline earnings per ordinary share
Previously reported diluted headline earnings per ordinary share (cents)	330	236
Increase in diluted headline earnings per ordinary share (cents)	8	15
Restated diluted headline earnings per ordinary share (cents)	338	251

40	EVENTS SUBSEQUENT TO YEAR END

On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab mine subject to a number of conditions precedent (refer note 25).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

41.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). See Note 37 and Note 38. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia). The following is condensed consolidating financial information for the company as of 31 December 2013, 2012 and 2011 and for the years ended 31 December 2013, 2012 and 2011, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

41.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in million (US dollars)	2013	2013	2013	2013	2013

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	1,762	3	3,945	(2)	5,708
Gold income	1,747	-	3,864	(114)	5,497
Cost of sales	(1,302)	-	(2,844)	-	(4,146)
Gain on non-hedge derivatives and other commodity contracts	-	-	94	-	94
Gross profit	445	-	1,114	(114)	1,445
Corporate administration, marketing and other (expenses) income	(51)	6	(102)	(54)	(201)
Exploration and evaluation costs	(21)	(7)	(227)	-	(255)
Other operating expenses	(11)	(4)	(5)	1	(19)
Special items	(1,754)	(1,590)	(2,511)	2,445	(3,410)
Operating loss	(1,392)	(1,595)	(1,731)	2,278	(2,440)
Dividends received	7	-	-	(2)	5
Interest received	4	2	33	-	39
Exchange gain	10	1	3	-	14
Finance costs and unwinding of obligations	(23)	(155)	(118)	-	(296)
Fair value adjustment on $1.25bn bonds	-	(58)	-	-	(58)
Fair value adjustment on option component of convertible bonds	-	-	9	-	9
Fair value adjustment on mandatory convertible bonds	-	-	356	-	356
Share of associates and joint ventures’ loss	(143)	(19)	-	-	(162)
Equity loss in subsidiaries	(689)	(1,287)	-	1,976	-
Loss before taxation	(2,226)	(3,111)	(1,448)	4,252	(2,533)
Taxation	53	(6)	286	-	333
Loss	(2,173)	(3,117)	(1,162)	4,252	(2,200)
Preferred stock dividends	(57)	-	(57)	114	-
Loss for the year	(2,230)	(3,117)	(1,219)	4,366	(2,200)
Allocated as follows
Equity shareholders	(2,230)	(3,117)	(1,249)	4,366	(2,230)
Non-controlling interests	-	-	30	-	30
	(2,230)	(3,117)	(1,219)	4,366	(2,200)
Comprehensive income	(2,605)	(3,170)	(1,271)	4,471	(2,575)
Comprehensive income attributable to non-controlling interests	-	-	(30)	-	(30)
Comprehensive income attributable to AngloGold Ashanti	(2,605)	(3,170)	(1,301)	4,471	(2,605)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

41.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in million (US dollars)	2012	2012	2012	2012	2012

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	2,093	3	4,537	(1)	6,632
Gold income	2,014	-	4,423	(84)	6,353
Cost of sales	(1,323)	-	(2,641)	-	(3,964)
Loss on non-hedge derivatives and other commodity contracts	-	-	(35)	-	(35)
Gross profit	691	-	1,747	(84)	2,354
Corporate administration, marketing and other (expenses) income	(147)	15	(70)	(89)	(291)
Exploration and evaluation costs	(26)	(16)	(353)	-	(395)
Other operating expenses	(37)	-	(10)	-	(47)
Special items	(1,111)	(8)	(402)	1,119	(402)
Operating (loss) profit	(630)	(9)	912	946	1,219
Dividends received	8	-	-	(1)	7
Interest received	14	3	26	-	43
Exchange gain	23	-	4	(19)	8
Finance costs and unwinding of obligations	(16)	(90)	(125)	-	(231)
Fair value adjustment on option component of convertible bonds	-	-	83	-	83
Fair value adjustment on mandatory convertible bonds	-	-	162	-	162
Share of associates and joint ventures’ loss	(17)	(13)	-	-	(30)
Equity income in subsidiaries	1,529	460	-	(1,989)	-
Profit before taxation	911	351	1,062	(1,063)	1,261
Taxation	28	(5)	(369)	-	(346)
Profit	939	346	693	(1,063)	915
Preferred stock dividends	(42)	-	(42)	84	-
Profit for the year	897	346	651	(979)	915
Allocated as follows
Equity shareholders	897	346	633	(979)	897
Non-controlling interests	-	-	18	-	18
	897	346	651	(979)	915
Comprehensive income	780	342	673	(997)	798
Comprehensive income attributable to non-controlling interests	-	-	(18)	-	(18)
Comprehensive income attributable to AngloGold Ashanti	780	342	655	(997)	780

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

41.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in million (US dollars)	2011	2011	2011	2011	2011

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Revenue	2,690	1	4,234	-	6,925
Gold income	2,622	-	4,070	(122)	6,570
Cost of sales	(1,482)	-	(2,410)	-	(3,892)
Loss on non-hedge derivatives and other commodity contracts	-	-	(1)	-	(1)
Gross profit	1,140	-	1,659	(122)	2,677
Corporate administration, marketing and other expenses	(198)	(27)	(20)	(33)	(278)
Exploration and evaluation costs	(19)	(18)	(242)	-	(279)
Other operating expenses	(11)	-	(20)	-	(31)
Special items	(586)	15	1,307	(573)	163
Operating profit (loss)	326	(30)	2,684	(728)	2,252
Interest received	19	1	32	-	52
Exchange gain (loss)	5	-	(3)	-	2
Finance costs and unwinding of obligations	(17)	(69)	(110)	-	(196)
Fair value adjustment on option component of convertible bonds	-	-	84	-	84
Fair value adjustment on mandatory convertible bonds	-	-	104	-	104
Share of associates and joint ventures’ profit	57	15	-	-	72
Equity income in subsidiaries	1,609	897	-	(2,506)	-
Profit before taxation	1,999	814	2,791	(3,234)	2,370
Taxation	(351)	(2)	(384)	-	(737)
Profit	1,648	812	2,407	(3,234)	1,633

Preferred stock dividends	(61)	-	(61)	122	-
Profit for the year	1,587	812	2,346	(3,112)	1,633
Allocated as follows
Equity shareholders	1,587	812	2,300	(3,112)	1,587
Non-controlling interests	-	-	46	-	46
	1,587	812	2,346	(3,112)	1,633
Comprehensive income	1,131	811	2,326	(3,091)	1,177
Comprehensive income attributable to non-controlling interests	-	-	(46)	-	(46)
Comprehensive income attributable to AngloGold Ashanti	1,131	811	2,280	(3,091)	1,131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

41.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in million (US dollars)	2013	2013	2013	2013	2013

Condensed consolidating statement of financial position
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,457	-	3,358	-	4,815
Intangible assets	52	-	218	(3)	267
Investments in associates and joint ventures	2,581	3,401	1,153	(5,808)	1,327
Other investments	2	6	129	(6)	131
Inventories	-	-	586	-	586
Trade and other receivables	-	5	24	-	29
Deferred taxation	-	-	177	-	177
Cash restricted for use	-	-	31	-	31
Other non-current assets	41	-	-	-	41
	4,133	3,412	5,676	(5,817)	7,404
Current assets
Other investments	-	-	1	-	1
Inventories, trade and other receivables, intergroup balances and other current assets	492	2,391	1,703	(3,164)	1,422
Cash restricted for use	1	-	45	-	46
Cash and cash equivalents	39	409	200	-	648
	532	2,800	1,949	(3,164)	2,117
Non-current assets held for sale	5	-	153	(5)	153
	537	2,800	2,102	(3,169)	2,270
Total assets	4,670	6,212	7,778	(8,986)	9,674

EQUITY AND LIABILITIES
Share capital and premium	7,006	5,994	805	(6,799)	7,006
(Accumulated losses) retained earnings and other reserves	(3,927)	(2,990)	1,431	1,559	(3,927)
Shareholders’ equity	3,079	3,004	2,236	(5,240)	3,079
Non-controlling interests	-	-	28	-	28
Total equity	3,079	3,004	2,264	(5,240)	3,107

Non-current liabilities	648	3,032	1,653	(2)	5,331
Bank overdraft	-		20	-	20
Current liabilities including intergroup balances	943	176	3,784	(3,744)	1,159
Non-current liabilities held for sale	-	-	57	-	57
Total liabilities	1,591	3,208	5,514	(3,746)	6,567
Total equity and liabilities	4,670	6,212	7,778	(8,986)	9,674

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

41.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in million (US dollars)	2012		2012		2012	2012	2012

Condensed consolidating statement of financial position
	AngloGold Ashanti (the “Guarantor”	)	IOMco (the “Issuer”	)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	2,018		-		5,758	-	7,776
Intangible assets	53		-		265	(3)	315
Investments in associates and joint ventures	4,577		4,391		882	(8,803)	1,047
Other investments	6		6		173	(18)	167
Inventories	-		-		610	-	610
Trade and other receivables	22		7		50	-	79
Deferred taxation	-		-		97	-	97
Cash restricted for use	-		-		29	-	29
Other non-current assets	-		1		6	-	7
	6,676		4,405		7,870	(8,824)	10,127
Current assets
Inventories, trade and other receivables, intergroup balances and other current assets	1,012		2,542		3,338	(5,207)	1,685
Cash restricted for use	1		-		34	-	35
Cash and cash equivalents	98		537		257	-	892
	1,111		3,079		3,629	(5,207)	2,612
Non-current assets held for sale	1		-		-	(1)	-
	1,112		3,079		3,629	(5,208)	2,612
Total assets	7,788		7,484		11,499	(14,032)	12,739

EQUITY AND LIABILITIES
Share capital and premium	6,742		5,599		805	(6,404)	6,742
(Accumulated losses) retained earnings and other reserves	(1,269)		(1,451)		3,339	(1,888)	(1,269)
Shareholders’ equity	5,473		4,148		4,144	(8,292)	5,473
Non-controlling interests	-		-		21	-	21
Total equity	5,473		4,148		4,165	(8,292)	5,494

Non-current liabilities	827		1,722		2,752	(14)	5,287
Current liabilities including intergroup balances	1,488		1,614		4,582	(5,726)	1,958
Total liabilities	2,315		3,336		7,334	(5,740)	7,245
Total equity and liabilities	7,788		7,484		11,499	(14,032)	12,739

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

41.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in million (US dollars)	2011		2011		2011	2011	2011

Condensed consolidating statement of financial position
	AngloGold Ashanti (the “Guarantor”	)	IOMco (the “Issuer”	)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,927		-		4,618	-	6,545
Intangible assets	9		-		205	(4)	210
Investments in associates and joint ventures	4,011		3,308		599	(7,227)	691
Other investments	13		6		201	(34)	186
Inventories	-		-		410	-	410
Trade and other receivables	30		5		41	-	76
Deferred taxation	-		-		79	-	79
Cash restricted for use	-		-		23	-	23
Other non-current assets	-		1		8	-	9
	5,990		3,320		6,184	(7,265)	8,229
Current assets
Inventories, trade and other receivables, intergroup balances and other current assets	403		2,011		3,070	(4,132)	1,352
Cash restricted for use	1		-		34		35
Cash and cash equivalents	388		458		266	-	1,112
	792		2,469		3,370	(4,132)	2,499
Non-current assets held for sale	2		20		-	(1)	21
	794		2,489		3,370	(4,133)	2,520
Total assets	6,784		5,809		9,554	(11,398)	10,749

EQUITY AND LIABILITIES
Share capital and premium	6,689		5,704		752	(6,456)	6,689
(Accumulated losses) retained earnings and other reserves	(1,706)		(2,429)		2,857	(428)	(1,706)
Shareholders’ equity	4,983		3,275		3,609	(6,884)	4,983
Non-controlling interests	-		-		136	1	137
Total equity	4,983		3,275		3,745	(6,883)	5,120

Non-current liabilities	913		983		2,819	(27)	4,688
Current liabilities including intergroup balances	888		1,551		2,990	(4,488)	941
Total liabilities	1,801		2,534		5,809	(4,515)	5,629
Total equity and liabilities	6,784		5,809		9,554	(11,398)	10,749

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

41.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in million (US dollars)	2013	2013	2013	2013	2013

Condensed consolidating statement of cash flow
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from (used) by operations	391	(126)	997	130	1,392
Net movement in intergroup receivables and payables	140	(1,593)	1,512	(59)	-
Dividends received from joint ventures	-	18	-	-	18
Taxation refund	13	-	10	-	23
Taxation paid	(13)	(1)	(173)	-	(187)
Net cash inflow (outflow) from operating activities	531	(1,702)	2,346	71	1,246

Cash flows from investing activities
Capital expenditure	(397)	-	(1,104)	-	(1,501)
Interest capitalised and paid	-	-	(5)	-	(5)
Expenditure on intangible assets	(26)	-	(42)	-	(68)
Proceeds from disposal of tangible assets	-	-	10	-	10
Other investments acquired	-	-	(91)	-	(91)
Proceeds from disposal of other investments	-	-	81	-	81
Investments in associates and joint ventures	-	(420)	(52)	-	(472)
Proceeds from disposal of associates and joint ventures	6	-	-	-	6
Net loans advanced to associates and joint ventures	(1)	(39)	-	32	(8)
Dividends received	7	-	-	(2)	5
Proceeds from disposal of subsidiary	2	-	-	-	2
Reclassification of cash balances to held for sale assets	-	-	(2)	-	(2)
Acquisition of subsidiary and loan	(168)	-	-	168	-
Increase in cash restricted for use	-	-	(20)	-	(20)
Interest received	4	2	17	-	23
Net cash outflow from investing activities	(573)	(457)	(1,208)	198	(2,040)

Cash flows from financing activities
Proceeds from issue of share capital	-	147	20	(167)	-
Proceeds from borrowings	504	1,500	340	-	2,344
Repayment of borrowings	(458)	(250)	(778)	-	(1,486)
Finance costs paid	(12)	(103)	(85)	-	(200)
Revolving credit facility and bond transaction costs	-	(36)	-	-	(36)
Dividends paid	(40)	-	(22)	-	(62)
Intergroup dividends received (paid)	-	773	(773)	-	-
Net cash (outflow) inflow from financing activities	(6)	2,031	(1,298)	(167)	560
Net decrease in cash and cash equivalents	(48)	(128)	(160)	102	(234)
Translation	(11)	-	83	(102)	(30)
Cash and cash equivalents at beginning of year	98	537	257	-	892
Cash and cash equivalents at end of year(1)	39	409	180	-	628

(1)	Cash and cash equivalents are net of a bank overdraft of $20 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

41.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in million (US dollars)	2012	2012	2012	2012	2012

Condensed consolidating statement of cash flow
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from operations	658	-	1,628	64	2,350
Net movement in intergroup receivables and payables	(32)	(529)	585	(24)	-
Dividends received from joint ventures	-	89	-	(17)	72
Taxation refund	-	-	54	-	54
Taxation paid	(82)	(2)	(423)	-	(507)
Net cash inflow (outflow) from operating activities	544	(442)	1,844	23	1,969

Cash flows from investing activities
Capital expenditure	(542)	-	(1,383)	-	(1,925)
Interest capitalised and paid	-	-	(12)	-	(12)
Expenditure on intangible assets	(45)	-	(34)	-	(79)
Proceeds from disposal of tangible assets	-	-	5	-	5
Other investments acquired	-	(2)	(95)	-	(97)
Proceeds from disposal of other investments	-	-	86	-	86
Investments in associates and joint ventures	(2)	(308)	(39)	-	(349)
Proceeds from disposal of associates and joint ventures	-	20	-	-	20
Net loans advanced to associates and joint ventures	(1)	(48)	-	(15)	(64)
Dividends received	7	-	-	-	7
Proceeds from disposal of subsidiary	433	-	-	(427)	6
Net cash in subsidiary disposed	-	-	(26)	-	(26)
Acquisition of subsidiary and loan	(673)	-	-	338	(335)
Increase in cash restricted for use	-	-	(3)	-	(3)
Interest received	12	2	22	-	36
Loans advanced	-	-	(45)	-	(45)
Net cash outflow from investing activities	(811)	(336)	(1,524)	(104)	(2,775)

Cash flows from financing activities
Proceeds from issue of share capital	2	330	7	(337)	2
Redemption of preference shares	-	(435)	-	435	-
Proceeds from borrowings	174	995	263	-	1,432
Repayment of borrowings	-	(200)	(17)	-	(217)
Finance costs paid	(4)	(64)	(77)	-	(145)
Acquisition of non-controlling interest	-	-	(215)	-	(215)
Revolving credit facility and bond transaction costs	-	(22)	(8)	-	(30)
Dividends paid	(215)	-	(21)	-	(236)
Intergroup dividends received (paid)	18	253	(255)	(16)	-
Net cash (outflow) inflow from financing activities	(25)	857	(323)	82	591
Net (decrease) increase in cash and cash equivalents	(292)	79	(3)	1	(215)
Translation	2	-	(6)	(1)	(5)
Cash and cash equivalents at beginning of year	388	458	266	-	1,112
Cash and cash equivalents at end of year	98	537	257	-	892

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

41.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in million (US dollars)	2011	2011	2011	2011	2011

Condensed consolidating statement of cash flow
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from (used) by operations	1,186	(30)	1,833	92	3,081
Net movement in intergroup receivables and payables	145	109	(263)	9	-
Dividends received from joint ventures	-	111	-	-	111
Taxation refund	74	-	24	-	98
Taxation paid	(102)	(1)	(374)	-	(477)
Net cash inflow from operating activities	1,303	189	1,220	101	2,813

Cash flows from investing activities
Capital expenditure	(529)	-	(1,022)	-	(1,551)
Expenditure on intangible assets	(10)	-	(6)	-	(16)
Proceeds from disposal of tangible assets	6	-	13	-	19
Other investments acquired	(30)	(5)	(112)	-	(147)
Proceeds from disposal of other investments	-	-	91	-	91
Investments in associates and joint ventures	(1)	(94)	(20)	-	(115)
Net loans advanced to associates and joint ventures	-	(5)	-	(20)	(25)
Proceeds from disposal of subsidiary	9	-	-	-	9
Cash in subsidiary disposed	-	-	(11)	-	(11)
Acquisition of subsidiary and loan	(202)	(1)	1	202	-
Increase in cash restricted for use	-	-	(19)	-	(19)
Interest received	19	1	19	-	39
Loans advanced	(15)	-	-	19	4
Net cash outflow from investing activities	(753)	(104)	(1,066)	201	(1,722)

Cash flows from financing activities
Proceeds from issue of share capital	10	202	-	(202)	10
Share issue expenses	(1)	-	-	-	(1)
Proceeds from borrowings	-	100	9	-	109
Repayment of borrowings	(99)	(150)	(19)	-	(268)
Finance costs paid	(5)	(65)	(74)	-	(144)
Dividends paid	(131)	-	(38)	-	(169)
Intergroup dividends received (paid)	-	172	(172)	-	-
Net cash (outflow) inflow from financing activities	(226)	259	(294)	(202)	(463)

Net increase (decrease) in cash and cash equivalents	324	344	(140)	100	628
Translation	(88)	-	86	(100)	(102)
Cash and cash equivalents at beginning of year	152	114	320	-	586
Cash and cash equivalents at end of year	388	458	266	-	1,112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

42.	RECONCILIATION BETWEEN IFRS AND US GAAP

The consolidated financial statements of AngloGold Ashanti Limited and its subsidiaries included in this annual report on Form 20-F have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), which differs in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). AngloGold Ashanti’s prior reports on Form 20-F were prepared in terms of US GAAP. The principal differences between IFRS as issued by the IASB and US GAAP that affect consolidated net income for the years ended 31 December 2012 and 2011, and total shareholders’ equity as at 31 December 2012 and 2011, are presented below.

Figures in million (US dollars)	Notes	2012	2011
Income statement for the year ended 31 December

Net income under US GAAP		829	1,425

Reconciling items
Environmental rehabilitation	(1)	11	(51)
Deferred stripping	(2)	116	39
Impairments - long-lived assets and goodwill	(3)	16	(5)
Impairments - reversals	(3)	(27)	155
Pension and other post-retirement benefits - actuarial gains/(losses) on pensions	(4)	19	39
Pension and other post-retirement benefits - employee benefits	(4)	(6)	(4)
Amortisation expense	(5)	(4)	19
Onerous contract - First Uranium (Pty) Limited	(6)	(45)	-
Other reconciling items	(7)	(8)	4
Taxation	(8)	(4)	(34)
Net income as per IFRS(1)		897	1,587

(1)	Presented as profit for the year attributable to equity shareholders per group – income statement.

Figures in million (US dollars)	Notes	2012	2011
Balance sheet 31 December

Stockholders’ equity per US GAAP		5,848	5,522

Reconciling items
Environmental rehabilitation	(1)	(60)	(67)
Deferred stripping	(2)	278	163
Impairments - long-lived assets and goodwill	(3)	11	(7)
Impairments - reversals	(3)	156	185
Pension and other post-retirement benefits	(4)	-	2
Amortisation expense	(5)	(760)	(773)
Onerous contract - First Uranium (Pty) Limited	(6)	(46)	-
Other reconciling items	(7)	(10)	(5)
Taxation	(8)	77	100
Stockholders’ equity per IFRS(2)		5,494	5,120

(2)	Presented as total equity per group – statement of financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

42.	RECONCILIATION BETWEEN IFRS AND US GAAP (continued)

Statement of cash flows

AngloGold Ashanti Limited prepares its consolidated statement of cash flows for all periods presented in the annual report on Form 20-F in accordance with IAS 7, as amended, as such we have not presented a reconciliation of our statement of cash flows.

Earnings per share

As previously disclosed in AngloGold Ashanti Limited’s annual report on Form 20-F, earnings per share attributable to AngloGold Ashanti ordinary shareholders under US GAAP were (in cents):

Figures in million (US dollars)	2012	2011
Ordinary shares	215	371
E Ordinary shares	108	185
Ordinary shares - diluted	161	317
E Ordinary shares - diluted	84	160

Notes to the reconciliation:

(1)	Environmental rehabilitation

Under US GAAP, rehabilitation liabilities are not re-measured for changes in fair value at each reporting period. Rather, the credit adjusted risk-free discount rate used to recognise the provision, is used for all subsequent reductions in the estimated gross future cash flows. However, the credit adjusted risk-free discount rate is adjusted to the then current credit adjusted risk free rate if the estimated gross future cash flows increase, creating a ‘‘layered” liability. Under IFRS, a discount rate that reflects the current market assessment at each balance sheet date is used to revalue the entire obligation.

Long-term environmental obligations comprising decommissioning and restoration (collectively rehabilitation) are based on AngloGold Ashanti’s environmental management plans, in compliance with the current environmental and regulatory requirements. Decommissioning costs represent costs from rectifying damage caused before production commenced and arise from the acquisition, development, construction and operation of a mining property. Restoration represents costs of restoring site damage after the commencement of production through the normal operation of the asset. Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable and are not included in the scope of the GAAP difference discussed above.

(2)	Deferred stripping

Under US GAAP, production stripping costs are considered under a full absorption costing system and recognised as a component of inventory and expensed as cost of sales when product sales are recognised.

With effect from 1 January 2013, AngloGold Ashanti, under IFRS, adopted the IFRS Interpretations Committee (“IFRIC”) 20 in relation to capitalisation of qualifying deferred stripping costs and amortising the same with appropriate componentisation. IFRIC 20 has been applied retrospectively to production stripping costs incurred on or after 1 January 2011. Any previously recognised asset balance(s) that resulted from stripping activity was reclassified as part of an existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the ore body with which the predecessor stripping asset can be associated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

42.	RECONCILIATION BETWEEN IFRS AND US GAAP (continued)

(3)	Impairments - long-lived assets and goodwill

Impairment adjustments are summarised as follows:

Figures in million (US dollars)	2012	2011
Impairments - long-lived assets	16	(5)
Impairments - goodwill	-	-
Total	16	(5)

Long-lived assets

Impairment of an asset is recognised in the income statement if the carrying value of an asset exceeds the recoverable amount. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash flows independently, the recoverable amount is determined for the larger cash-generating unit or asset group to which the asset belongs.

Under US GAAP, the recoverable amount is estimated as the future undiscounted net cash flows of the asset or group of assets. If an asset or asset group is considered to be impaired, the impairment is measured as the amount by which the carrying amount of the asset held for use or group of assets held for use exceeds the fair value of that asset or group.

Under IFRS, the recoverable amount is estimated as the asset’s value in use or its fair value less costs to sell. If an asset or cash generating unit is considered to be impaired, the impairment which is recognised is measured as the amount by which the carrying amount of the asset or group of assets exceeds the asset’s value in use or its fair value less costs to sell.

Due to different carrying values for IFRS and US GAAP and different recoverable amount measurement criteria, impairment charges and amortisation of the long - lived assets that are impaired will differ.

Goodwill

Under US GAAP, a separate test of goodwill impairment is performed. Similar to IFRS the recoverable amount of the reporting unit is compared to the carrying value, when impairment exists the impairment is allocated to goodwill and the other assets under IFRS, but under US GAAP the implied fair value of the goodwill has to be calculated in a so called “step two” analysis. The implied fair value of goodwill is determined in a similar manner as the amount of goodwill recognised in a business combination is determined. That is, an entity shall allocate the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognised intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Impairments reversals

Impairment reversals are summarised as follows:

Figures in million (US dollars)	2012	2011
Impairment reversals - investments	(37)	18
Impairment reversals - long-lived assets	-	137
Impairment reversals - intangible assets	10	-
Total	(27)	155

Under IFRS, previously recognised impairment for long-lived assets and inventory may be reversed, excluding goodwill, in so far as estimates change as a result of an event occurring after the impairment was recognised. An impairment is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined had no impairment been recognised. A reversal of impairment is recognised in the income statement. US GAAP does not allow reversals of impairment charges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

42.	RECONCILIATION BETWEEN IFRS AND US GAAP (continued)

In 2010, an equity investment was fully impaired for both IFRS and US GAAP. In 2011, AngloGold Ashanti Limited renegotiated the purchase agreement. The renegotiated purchase price exceeded the carrying value which triggered an impairment reversal for IFRS. US GAAP only allows for the reversal of impairment when proceeds for the sale of the asset are realised. In 2012, the sale was finalised and the purchase consideration realised, resulting in $20 million being recognised as the profit on the disposal under US GAAP.

In 2010, AngloGold Ashanti under IFRS reversed an impairment of $19 million in a listed associate which was not recognised under US GAAP, resulting in a lower carrying value for US GAAP purposes. In 2011 and 2012, the share price of the associate decreased further resulting in a decline in the fair value of the investment below cost and the investment was impaired under IFRS for both years. These impairments were not recognised under US GAAP due to a lower US GAAP carrying value.

As part of the AngloGold Ashanti business combination in 2004, the government of Ghana agreed to a concession wherein income tax will not exceed a rate of 30 percent for a period of fifteen years, resulting in a recognised intangible asset upon acquisition. During 2005, the corporate tax rate in Ghana decreased to 25 percent and the tax rate concession, which expires in 2019, was fully impaired under both IFRS and US GAAP. During 2012, the corporate tax rate on mining companies was increased from 25 percent to 35 percent resulting in an intangible asset impairment reversal under IFRS, which was not recognised for US GAAP.

(4)	Pension and other post-retirement medical benefits - actuarial gains/(losses) on pensions

Under US GAAP, in terms of AngloGold Ashanti’s accounting policies, actuarial gains and losses are recognised through profit or loss when they occur. Under IFRS, in terms of IAS19 (revised) which was adopted on 1 January 2013 and applied retrospectively from 1 January 2011, AngloGold Ashanti records unrecognised actuarial gains and losses through other comprehensive income and are not subsequently recycled through profit or loss. The difference quantified above represents the period’s actuarial loss recognised through reserves under IFRS.

Pension and other post-retirement medical benefits - employee benefits

Expected return on plan assets under US GAAP is calculated using the fair value of plan assets, the expected long-term rate of return on those assets and is recognised on the US GAAP income statement as a current period expense. Under IFRS, in terms of IAS19 (revised) which was adopted on 1 January 2013, and applied retrospectively from 1 January 2011, expected returns on plan assets of defined benefit plans are not recognised in profit or loss. Instead, interest on the net defined benefit obligation is recognised in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.

(5)	Amortisation expense

Amortisation adjustments are summarised as follows:

Figures in million (US dollars)	2012	2011
Amortisation of assets not recognised under IFRS	6	10
Amortisation of assets acquired from Ashanti in 2004	1	4
Amortisation of assets relating to derivatives	8	9
Amortisation of assets in GCGC transaction	3	3
Amortisation relating to impairments and impairment reversals	(23)	(10)
Other amortisation differences	1	3
Total	(4)	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

42.	RECONCILIATION BETWEEN IFRS AND US GAAP (continued)

Amortisation differences between US GAAP and IFRS arise from corporate activities which include the following:

Assets and fair value adjustments not recognised under IFRS - Under IFRS, at the formation of AngloGold on 29 June 1998, the acquisition was accounted for using the “uniting of interest” method. The uniting of interest method under IFRS at the time required that assets and liabilities brought together recognised at book value. This is similar to the “pooling of interests” method under US GAAP. Under US GAAP, at the time, the original formation of AngloGold did not qualify as a “pooling of interest”, due to specific tests, and therefore the transaction was accounted for as a business combination where assets and liabilities acquired were recorded at fair value. This resulted in differences in the book values of the respective assets and liabilities, and as a result continues to account for accounting differences between IFRS and US GAAP. As at 31 December 2012 and 2011, the carrying amount of these assets amounted to $141 million and $167 million, respectively.

Acquisition of Ashanti in 2004 - The primary accounting difference related to the different acquisition dates for IFRS and US GAAP, since at the time of the acquisition, the acquisition date under IFRS was the date that control was obtained whilst under US GAAP the date of the announcement was used. Since this was an equity settled transaction, different transaction dates translated into different purchase considerations. As a result, different fair values had to be attributed (including the value of goodwill allocated) to some of the assets and liabilities.

Accounting for derivatives - At acquisition date, qualifying derivatives that were acquired as part of the Ashanti acquisition in 2004 were classified as speculative derivatives under US GAAP whereas for IFRS these were classified as normal purchase and sale exempted (“NPSE”) contracts, i.e. accounted for off-balance sheet. Under US GAAP, the offset of the “off-balance sheet” derivatives is not permitted and amortisation is calculated on the gross value of the mining assets acquired whereas under IFRS, amortisation is calculated on the net amount of the mining assets acquired. AngloGold Ashanti completed the elimination of its hedge book during 2010.

Golden Cycle minorities acquired - AngloGold Ashanti acquired the remaining 33 percent shareholding in the Cripple Creek & Victor Gold Mining Company joint venture (“CC&V”) through the acquisition of 100 percent of Golden Cycle Gold Corporation (“GCGC”) on 1 July 2008. Under US GAAP, this transaction was accounted for as a purchase business combination whereby identifiable assets acquired and liabilities assumed were recorded at their fair values as of the date of acquisition. Under IFRS this transaction was accounted for as an equity transaction where the difference between the purchase consideration and the carrying value of the non-controlling interest was recognised in equity

Intangibles and goodwill

Both IFRS and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under IFRS any excess of the purchase price over the fair value of the attributable mineral reserves and net assets is recognised as goodwill. Under both IFRS and US GAAP goodwill is tested annually for impairment, or when other indicators of impairment exist.

Although the principle of impairment is similar for IFRS and US GAAP, the measurement of impairment of long-lived assets and goodwill differ due to different methods to determine whether an impairment exists. Furthermore, due to different book values for IFRS and US GAAP, impairment charges can differ having an impact on subsequent amortisation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

42.	RECONCILIATION BETWEEN IFRS AND US GAAP (continued)

(6)	Onerous contract - First Uranium (Pty) Limited

On acquisition, the fair value of the onerous commodity contract was the same under both IFRS and US GAAP. A GAAP difference exists in the subsequent measurement of the onerous commodity contract. Under IFRS, the commodity contract is considered an onerous contract and measured at fair value, whilst under US GAAP, the contract is recognised on acquisition as a loss making executory contract, which is amortised as the delivery of the commodity occurs, through the income statement.

(7)	Other reconciling items

Other reconciling items consist of other miscellaneous adjustments between IFRS and US GAAP that are considered insignificant to be quantified individually.

(8)	Taxation

Taxation differences can be summarised as follows:

Figures in million (US dollars)	2012	2011
Taxation adjustments on reconciling items	(22)	(12)
Uncertain tax positions	1	-
Translation differences on deferred tax	-	(23)
Tax rate adjustments impact on historical balances	17	1
Total	(4)	(34)

Accounting differences relating to income taxes, including deferred taxes, relate to the tax effect of other accounting differences as well as the differences in historical book values under the two GAAPs. Furthermore, the accounting recognition and measurement for uncertain tax positions differ for both IFRS and US GAAP. In addition, under US GAAP, foreign non-monetary carrying amounts are translated at their historical rates of exchange, while under IFRS, carrying amounts used in the computation of deferred tax are translated from into the local currency at a closing rate of exchange.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ANGLOGOLD ASHANTI LIMITED

/s/ Richard Duffy

Name	:	Richard Duffy
Title	:	Chief Financial Officer
Date	:	14 April 2014

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum of Incorporation of AngloGold Ashanti Limited as in effect on 27 March 2013	Incorporated by reference to AngloGold Ashanti’s report on form 6-K furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.2.1

Indenture for guaranteed debt securities among AngloGold Ashanti Holdings plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of 28 April 2010

Incorporated by reference to Exhibit 4.2 to AngloGold Ashanti’s registration statement on Form F-3 (No. 333-182712) filed 17 July 2012

Exhibit 19.2.2	Form of 5.375% Notes due 2020 and related Guarantee	Incorporated by reference to Exhibit 99(C) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statement on Form 8-A (Nos. 001-14846 and 001-34725) filed on 28 April 2010

Exhibit 19.2.3	Form of 6.50% Notes due 2040 and related Guarantee	Incorporated by reference to Exhibit 99(C) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statement on Form 8-A (Nos. 001-14846 and 001-34725) filed on 28 April 2010

Exhibit 19.2.4	Form of 5.125% Notes due 2022 and related Guarantee	Incorporated by reference to Exhibit 4.1 to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 30 July 2012

Exhibit 19.2.5

Indenture for guaranteed debt securities among AngloGold Ashanti Holdings Finance plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of 22 September 2010

Incorporated by reference to Exhibit 99(D) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings Finance plc’s Registration Statement on Form 8-A (Nos. 001-14846 and 001-34881) filed on 22 September 2010

Exhibit 19.2.6

First Supplemental Indenture for guaranteed debt securities among AngloGold Ashanti Holdings Finance plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of 22 September 2010

Incorporated by reference to Exhibit 99(E) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings Finance plc’s Registration Statement on Form 8-A (Nos. 001-14846 and 001-34881) filed on 22 September 2010

Exhibit 19.2.7

Second Supplemental Indenture for guaranteed debt securities among AngloGold Ashanti Holdings Finance plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of 18 October 2010

Incorporated by reference to Exhibit 4.8 to AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti Holdings Finance plc’s Registration Statement on Form F-3 (No. 333-182712) filed 17 July 2012

Exhibit Number	Description	Remarks

Exhibit 19.2.8	Form of 8.500% Notes due 2020 and related Guarantee	Incorporated by reference to Exhibit 4.1 to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 30 July 2013

Exhibit 19.4.1.1	AngloGold Limited Share Incentive Scheme in effect 4 April 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold’s annual report on Form 20-F filed with the Securities and Exchange Commission on 28 June 2002

Exhibit 19.4.1.2	Bonus Share Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti’s report on form 6-K furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.1.3	Long-Term Incentive Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti’s report on form 6-K furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.4

Syndicated Loan Facility Agreement dated 20 July 2012, by and among AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as borrowers, AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as guarantors, Barclays Bank plc, as facility agent, and the financial institutions party thereto as lenders

Incorporated by reference to Exhibit 19.4.4 of AngloGold’s annual report on Form 20-F filed with the Securities and Exchange Commission on 26 April 2013

Exhibit 19.4.5	Employment contract of Srinivasan Venkatakrishnan – Chief Executive Officer with effect from 8 May 2013	Incorporated by reference to AngloGold Ashanti’s report on form 6-K furnished to the Securities and Exchange Commission on 7 June 2013

Exhibit 19.4.5.1	Employment contract of Richard Duffy – Chief Financial Officer with effect from 1 June 2013	Incorporate by reference to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 9 April 2014

Exhibit 19.6	Statement regarding how loss/earnings per share information was calculated	See note 13 to the consolidated financial statements

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries

Exhibit 19.12.1	Certification of Srinivasan Venkatakrishnan as Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description	Remarks

Exhibit 19.12.2	Certification of Richard Duffy, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 19.15.1	Consent of Ernst & Young Inc., independent registered public accounting firm

Exhibit 19.15.2	Consent of BDO LLP, independent registered public accounting firm

Exhibit 19.16	Report on MSHA violations in terms of the Dodd-Frank Act

E-4